Form 20-F
period 2008-12-31
ECOPETROL S.A.
filed 2009-06-30
CIK 1444406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report on Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT
OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ___________
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
Date of event requiring this shell company report __________________
Commission file number: 001-34175

ECOPETROL S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

REPUBLIC OF COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of principal executive offices)

Alejandro Giraldo
Investor Relations Officer
alejandro.giraldo@ecopetrol.com.co
Tel. (571) 234 4254
Fax. (571) 234 5628
Calle 37 N.7-43 Piso.3
Bogota, Colombia
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered:
American Depository Shares (as evidenced by American Depository Receipts), each representing the right to receive
20 Common Shares	New York Stock Exchange

Ecopetrol Common Shares par value Ps$250 per share*	New York Stock Exchange

*Not for trading but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the SEC.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, par value Ps$250 per share:  40,472,512,588

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Note:  Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐    Accelerated filer ☐       Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☒ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐  Item 17          ☒  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

Table of Contents

ii

iii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements of Ecopetrol S.A. (hereinafter “we”, “us”, “our”, “Ecopetrol” or the “Company”), within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are not based on historical facts and reflect our expectations for future events and results.  Most facts are uncertain because of their nature.  Words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”, “plan”, “potential”, “predicts”, “prognosticate”, and “achieve”, among other similar expressions, are understood as forward-looking statements.  These factors may include the following:

•	Drilling and exploration activities

•	Future production rates

•	Import and export activities

•	Liquidity, cash flow and uses of cash flow

•	Projected capital expenditures

•	Dates by which certain areas will be developed or will come on-stream

•	Allocation of capital expenditures to exploration and production activities

Actual results are subject to certain factors out of the control of the Company and may differ materially from the anticipated results.  These factors may include the following:

•	Changes in international crude oil and natural gas prices

•	Competition

•	Limitations on our access to sources of financing

•	Significant political, economic and social developments in Colombia

•	Military operations, terrorist acts, wars or embargoes

•	Regulatory developments

•	Technical difficulties

•	Other factors discussed in this document as “Risk Factors”

Most of these statements are subject to risks and uncertainties that are difficult to predict.  Therefore, our actual results could differ materially from projected results.  Accordingly, readers should not place undue reliance on the forward-looking statements contained in this annual report.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Colombian company, all of our Directors and executive officers and certain of the experts named in this annual report are residents of Colombia, and a substantial portion of their respective assets are located in Colombia.  Colombian courts determine whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known as exequatur.  Colombian courts will enforce a foreign judgment, without reconsideration of the merits, only if the judgment satisfies the following requirements:

•
a treaty exists between Colombia and the country where the judgment was granted or there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•
the foreign judgment does not relate to “in rem rights” vested in assets that were located in Colombia at the time the suit was filed and does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;

•
the foreign judgment, in accordance with the laws of the country where it was rendered, is final and is not subject to appeal and a duly certified and authenticated copy of the judgment has been presented to a competent court in Colombia;

•	the foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•
no proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties; and

•
in the proceeding commenced in the foreign court that issued the judgment, the defendant was served in accordance with the law of such jurisdiction and in a manner reasonably designated to give the defendant an opportunity to defend against the action.

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters.  The Colombian Supreme Court has in the past accepted that reciprocity exists when it has been proven that either a U.S. court has enforced a Colombian judgment or that a U.S. court would enforce a foreign judgment, including a judgment issued by a Colombian court.  However, such enforceability decisions are considered by Colombian courts on a case-by-case basis.

We reserve our right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 with respect to actions brought against us under United States federal securities laws or any state securities laws.

PRESENTATION OF FINANCIAL INFORMATION

In this annual report, references to “US$” or “U.S. dollars” are to United States Dollars and references to “$”, “Ps$”, “Peso” or “Pesos” are to Colombian Pesos, the functional currency under which we prepare our financial statements.  Certain figures shown in this annual report have been subject to rounding adjustments and, accordingly, certain totals or tables may not be an exact calculation of the preceding figures.  In this annual report a billion is equal to one with nine zeros.

The accompanying audited consolidated financial statements of Ecopetrol and our consolidated subsidiaries for the years ended December 31, 2008, 2007 and 2006 have been prepared from accounting records, which are maintained under the historical cost convention as modified in 1992, to comply with the legal provisions of the Colombian Contaduría General de la Nación or National Accounting Office or CGN, to recognize the effect of inflation on non-monetary balance sheet accounts until December 31, 2001, including shareholders’ equity.  The CGN authorized us to discontinue adjusting for inflation starting on January 1, 2002.

Our consolidated financial statements are prepared in accordance with accounting principles for Colombian state-owned entities issued by the CGN and other applicable legal provisions. The CGN adopted new accounting principles for Colombian state-owned entities in September 2007.  These accounting principles are known as the Régimen de Contabilidad Pública (Regime of Public Accounting or RCP).  Pursuant to CGN Communication No. 0079-101345 of September 28, 2007, RCP became effective for Ecopetrol beginning with fiscal year ended December 31, 2008.  Our consolidated financial statements at and for the year ended December 31, 2008 have been prepared under RCP.  Our consolidated financial statements for all prior years were prepared under the Plan General de Contabilidad Pública (General Governmental Accounting Plan or PGCP), the former accounting principles issued by the CGN for Colombian state-owned entities.  We refer to both RCP and PGCP as Colombian Government Entity GAAP.  Colombian Government Entity GAAP differs in certain significant respects from generally accepted accounting principles in the United States or U.S. GAAP.  Note 33 to our audited consolidated financial statements included in this annual report provides a description of the principal differences between Colombian Government Entity GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated therein. As a state-owned company, our consolidated financial statements are periodically reviewed by the CGN. However, the review of our accounts by the CGN does not constitute an audit.

Our consolidated financial statements include the financial results for Black Gold Re Ltd., Oleo é Gas Do Brasil Ltda., Ecopetrol Peru S.A., Ecopetrol America Inc., Andean Chemicals Ltd. and Propilco S.A., which are wholly owed by us.  Our consolidated financial statements also include the financial results of Bioenergy S.A. and ODL Finance, of which at December 31, 2008 we had a 79.14% and 65% direct interest, respectively.  Black Gold Re Ltd., Oleo é Gas Do Brasil Ltda., Ecopetrol Peru S.A. and Ecopetrol America Inc. are included in our consolidated financial statements for the years ended December 31, 2007 and 2008.  Andean Chemicals Ltd., Propilco S.A., Bioenergy S.A. and ODL Finance are included in our consolidated financial statements for the year ended December 31, 2008.  These financial statements were consolidated line by line and all transactions and significant balances between affiliates have been eliminated.

This annual report translates certain Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise indicated, such Peso amounts have been translated at the rate of Ps$2,243.59 per US$1.00, which corresponds to the Tasa Representativa del Mercado or Representative Market Rate for December 31, 2008, the last business day of the year.  The Representative Market Rate is computed and certified by the Superintendencia Financiera or Superintendency of Finance, the Colombian banking and securities regulator, on a daily basis and represents the weighted average of the buy and sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions.  The Superintendency of Finance also calculates the Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Pesos.  Such conversion should not be construed as a representation that the Peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate.  On June 25, 2009, the Representative Market Rate was Ps$2,158.72 per US$1.00.

PRESENTATION OF ABBREVIATIONS

The following is a list of crude oil and natural gas measurement abbreviations commonly used throughout this annual report.

bpd	Barrels per day
boe	Barrels of oil equivalent
cf	Cubic feet
cfpd	Cubic feet per day
mcf	Million cubic feet
mcfpd	Million cubic feet per day
btu	Million British thermal units
gbtu	Giga British thermal units
gbtud	Giga British thermal units per day
gcf	Giga Cubic feet

PRESENTATION OF THE NATION AND GOVERNMENT OF COLOMBIA

References to the Nation in this annual report relate to the Republic of Colombia, our controlling shareholder.  References made to the Government of Colombia or the Government correspond to the executive branch including the President of Colombia, the ministries and other governmental agencies responsible for regulating our business.

PRESENTATION OF INFORMATION CONCERNING RESERVES

Information concerning the technical definitions used for the estimated proved reserves is included in this annual report.  The information provided in this annual report about our 2008 net proved reserves is based on the 2008 audited reserve reports for 89% of our total reserves prepared by experts under the U.S. Securities and Exchange Commission (“SEC”) definitions and rules.  The remaining 11% corresponds to calculations made by us internally using SEC definitions and rules.  The information regarding our proved reserves for 2007 and 2006 is based on the 2006 reserves reports prepared by experts under SEC definitions and rules at December 31, 2006 and updated by us to December 31, 2007 by applying the same rules.  See “Item 4B – Business Overview – Reserves” for additional information on our reserves estimates.

ITEM 1	Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3	Key Information

ITEM 3A	Selected Financial Data

The following table sets forth, for the periods and at the dates indicated, our summary historical financial data, which have been derived from our consolidated financial statements, presented in Pesos.  Our consolidated financial statements for the year ended December 31, 2008 were audited by Pricewaterhouse Coopers Ltda. and our consolidated financial statements for the years ended December 31, 2007, 2006, 2005 and 2004 were audited by Ernst & Young Audit Ltda.  The information included below and elsewhere in this annual report is not necessarily indicative of our future performance.  The tables set forth below are derived from, and should be read in conjunction with, our consolidated financial statements and accompanying Notes included in this annual report.  See also Item 5 – “Operating and Financial Review and Prospects” in this annual report.

	BALANCE SHEET

	For the year ended December 31,
	2008(1)	2008		2007		2006	2005	2004
	(US$
	in thousands except for common share and dividends per share amounts)	(Pesos in millions except for common share and dividends per share amounts)

Total assets	21,707,358	48,702.412		48,112,080		42,137,722	32,664,817	27,964,390

Shareholders’ Equity	15,430,501	34,619,717		26,808,467		20,835,746	13,285,251	10,000,871

Number of common shares(3)	40,472,512,588	40,472,512,588		40,472,512,588	(2)	36,384,788,817	36,384,788,817	36,384,788,817

Dividends declared per share:	0.05	115.0	(4)	123.0	(4)	55.0	35.7	31.8

Amounts in accordance with U.S. GAAP

Total Assets	17,963,794	40,303,388		29,698,528		26,517,482
Shareholders’ Equity	12,224,040	27.425.735		20,991,031		18,015,386
Number of common shares(3)	40,472,512,588	40,472,512,588		40,472,512,588		36,384,788,817
Dividends declared per share:	0.05	115.0		123.0		55.0

(1)
Amounts stated in U.S. dollars have been translated for the convenience of the reader at the rate of Ps$2,243.59 to US$1.00, which is the Representative Market Rate at December 31, 2008, the last business day of the year, as reported and certified by the Superintendency of Finance.

(2)	Includes 4,087,723,771 new shares issued to the Republic of Colombia or the Nation on November 13, 2007, as a result of the capitalization of developed reserves in accordance with Decree 2625 of 2000.

(3)
Number of common shares include (i) a 1 to 400 stock split occurred in July 2007 which for purposes of comparability and dividends per share has been applied as if it had occurred in 2003, (ii) 48,512,147 shares issued to the Nation on April 2007 representing in-kind contributions, and (iii) 4,087,723,771 shares issued to the public in connection with our initial offering of shares in Colombia.

(4)
Represents payments made in 2008 based on net income and retained earnings for the year ended December 31, 2007.  In 2007 dividends were declared and paid on 36,384,788,817 shares.  In the same year, dividend payments to the Nation amounted to Ps$4,475,399 million of which Ps$3,052,236 million corresponded to net income and Ps$1,423,163 million to retained earnings paid prior to our initial public offering in the fourth quarter of 2007.  See  Item 5 —”Operating and Financial Review and Prospects — Pre-IPO Distribution of Retained Earnings”.

Colombian Government Entity GAAP differs in certain significant respects to U.S. GAAP.  For differences in net income and shareholders’ equity, see Note 33 to our consolidated financial statements “Differences between Colombian Government Entity GAAP and U.S. GAAP” and Item 5 — “Operating and Financial Review and Prospects — Principal Differences between Colombian Government Entity GAAP and U.S. GAAP.”

	INCOME STATEMENT

	For the year ended December 31,
	2008(1)	2008	2007	2006	2005	2004
	(US$
	in thousands except for net income per share and average number of shares amounts)	(Pesos in millions except for net income per share and average number of shares amounts)

Total revenue	15,108,228	33,896,669	22,332,320	18,389,965	15,512,903	13,050,607

Operating income	5,640,648	12,655,301	8,931,837	4,635,832	4,498,385	3,934,227

Net operating income per share	0.14	313	291	109,207	105,969	92,679

Income before income tax	7,136,422	16,011,204	7,065,304	4,891,142	4,288,330	2,916,390

Net income	5,181,513	11,629,677	5,179,792	3,391,373	3,253,756	2,110,506

Weighted average number of shares outstanding(2)	40,472,512,588	40,472,512,588	30,702,164,870	42,449,825	42,449,825	42,449,825
Net income per share(3)	0.13	287	169	79,891	76,648	49,717

Amounts in accordance with U.S. GAAP

Total revenue	15,087,076	33,849,213	22,784,694	19,461,739

Operating income	4,385,967	9,840,311	8,455,099	7,245,976

Net operating income per share	0.11	243	229	199

Income before income tax and minority interest	6,139,536	13,774,601	8,710,648	7,765,863

Net income	3,940,953	8,841,833	6,144,685	6,636,424

Net income per Share	0.10	218.47	166.42	182.40

Average number of shares outstanding(4)	40,472,512,588	40,472,512,588	36,922,352,491	36,384,788,817

(1)
Amounts stated in U.S. dollars have been translated for the convenience of the reader at the rate of Ps$2,243.59 to US$1.00, which was the Representative Market Rate at December 31, 2008, the last business day of the year, as reported and certified by the Superintendency of Finance.

(2)
The weighted average number of common shares outstanding during 2007 was 30,702,164,870 as a result of the application of the 1 to 400 stock split, capitalization of reserves by the Nation and initial public offering in Colombia, which represents a net income per share of Ps$169, compared to Ps$79,891 during 2006 when the average number of shares outstanding was 42,449,825.

(3)
Net Income per share is calculated using the weighted-average number of outstanding shares at December 31 of each year, adjusted for a 1 to 400 stock split and the contribution to equity from the Nation.

(4)	Amounts calculated in accordance with U.S. GAAP which differs in certain respects with the calculation of weighted average number of shares for Colombian Government Entity GAAP.

Exchange Rates

On June 25, 2009, the Representative Market Rate was Ps$2,158.72 per US$1.00.  The Federal Reserve Bank of New York does not report a noon-buying rate for Pesos.  The Superintendency of Finance calculates the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by foreign exchange rate market intermediaries including financial institutions for the purchase and sale of U.S. dollars.

The following table sets forth the high, low, average and period-end exchange rate for Pesos/U.S. dollar Representative Market Rate for each of the last five years and for the last six months.

	Exchange Rates
	High	Low	Average	Period-End
Year ended December 31,

2004	2,778.92	2,316.12	2,626.22	2,389.75
2005	2,397.25	2,272.95	2,320.77	2,284.22
2006	2,634.06	2,225.44	2,357.98	2,238.79
2007	2,261.22	1,877.88	2,078.35	2,014.76
2008	2,392.28	1,652.41	1,966.26	2,243.59
December 2008	2,333.54	2,163.14	2,252.72	2,243.59
January 2009	2,386.58	2,197.72	2,252.98	2,386.58
February 2009	2,596.37	2,420.26	2,513.74	2,555.89
March 2009	2,590.97	2,335.29	2,477.21	2,561.21
April 2009	2,544.24	2,283.20	2,379.36	2,289.73
May 2009	2,288.64	2,190.45	2,229.95	2,190.45

Source:	Superintendency of Finance for historical data. Banco de la República or the Colombian Central Bank (www.banrep.gov.co) and internal calculation for averages.

ITEM 3B	Capitalization and Indebtedness

Not applicable.

ITEM 3C	Reasons for the Offer and Use of Proceeds

Not applicable.

ITEM 3D	Risk Factors

Below is a description of the risk factors that we face which may affect our future results and the overall performance of the Colombian oil industry.  Prospective purchasers of our shares represented by American Depositary Receipts or ADRs should carefully consider the risks described below, as well as other information contained in this annual report, before deciding to invest in our ADRs.  The risk factors described below are not the only ones that we face.  Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, may also become important factors that affect us.

Financial results and the operation of the business units could be affected by the occurrence of one or more of these factors resulting in a decline in the price of our shares, which may result in you losing some or all of your investment.

Risks relating to Colombia’s political and regional environment

Colombia has experienced internal security issues that have had or could have in the future a negative effect on the Colombian economy and on us.

Colombia has experienced internal security issues, primarily due to the activities of guerrillas, paramilitary groups and drug cartels.  In the past, guerrillas have targeted the crude oil pipelines, including the Caño Limón-Coveñas and Ocensa pipelines, and other related infrastructure disrupting our activities and those of our business partners.  On several occasions guerilla attacks have resulted in unscheduled shut-downs of the transportation systems in order to repair damaged sections and undertake clean-up activities.  These activities, their possible escalation and the effects associated with them have had and may have in the future a negative impact on the Colombian economy or on us, which may affect our customers, employees or assets.  In the context of the political instability, allegations have been made against members of the Congress of Colombia and on Government officials for possible ties with illegal groups.  This situation may have a negative impact on the credibility of the Colombian Government which could in turn have a negative impact on the Colombian economy or on us in the future.

Attacks or alleged attacks by the Colombian army of guerrilla positions in neighboring countries have resulted in political tension with neighboring countries.

A year after the Government launched attacks on a FARC camp in Ecuador, that resulted in the death of one of the members of FARC’s secretariat, the diplomatic relationships between Colombia and Ecuador are still very tense.  This political tension is heightened by the Colombian Government’s allegations that neighboring countries are supporting the guerilla groups.  On other occasions allegations have been made by Venezuela that the Colombian army has entered foreign soil while in pursuit of FARC members.  The Colombian army and air force continue to combat FARC members throughout Colombia, including Colombia’s borders.  New attacks by Colombia’s armed forces on FARC positions near Colombia’s borders could result in new and heightened tensions with its neighbors, which could have a negative impact on Colombia’s economy and general security situation.

Companies operating in Colombia, including us, are subject to prevailing economic conditions and investment climate in Colombia, which may be less stable than prevailing economic conditions in developed countries.

The market price of securities issued by Colombian companies, including us are subject to the prevailing economic conditions in Colombia.  Substantially all of our assets and operations are located in Colombia, and all of our sales are currently derived from our crude oil and natural gas production and production of our refineries located in Colombia.  In the past, economic growth in Colombia has been negatively affected by lower foreign direct investment and high inflation rates and the perception of political instability.

The Colombian government has changed monetary, fiscal, taxation, labor and other policies over time and has thus influenced the performance of the Colombian economy.  We have no control over the extent and timing of government intervention and policies.

If the perception of improved overall security in Colombia changes or if foreign direct investment declines, the Colombian economy may face a downturn which could negatively affect our financial condition and results of operation.  Furthermore the market price of our shares and ADSs may be adversely affected by changes in governmental policy, particularly those affecting economic growth, exchange rates, interest rates, inflation and taxes.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Colombian securities, including our American Depositary Shares (ADSs).

Securities issued by Colombian companies may be affected by economic and market conditions in other countries, including other Latin American and emerging market countries.  Securities issued by Colombian issuers are also likely to be affected by economic and political conditions in Colombia’s neighbors:  Venezuela, Ecuador, Peru, Brazil and Panama.  Although economic conditions in such Latin American and other emerging market countries may differ significantly from economic conditions in Colombia, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Colombian issuers.

Due to crises in several emerging market countries (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentine financial crisis of 2001), and the recent world financial crisis, investors may view investments in emerging markets with heightened caution.  As a result of the crisis in other countries, flows of investments into Colombia were reduced.  Crises in other emerging market countries may hamper investor enthusiasm for securities of Colombian issuers.  If Latin America experiences a new slow-down or if the price for securities of Latin American issuers falls, the price for our ADSs could follow this trend and could be adversely affected.  A new financial crisis or an expansion of the current crisis could also make it more difficult for us and our subsidiaries to access the international capital markets and finance our operations and capital expenditures in the future on acceptable terms.

Our controlling shareholder’s interests may be different from yours.

The Republic of Colombia, or the Nation, is our largest shareholder controlling 89.9% of our outstanding capital stock.  Colombian law requires the Nation to maintain the majority of our outstanding capital stock, thus holding the right to elect the majority of the members of our Board of Directors.  In the future, the Nation as our controlling shareholder may undertake projects which may not be in our best interest or in the best interest of our minority shareholders, including holders of our ADSs.

Before we can issue any debt in the international and local capital markets, the Government, through the Ministry of Finance and Public Credit, must authorize the issuance of such debt and we must register external debt with the Colombian Central Bank.  We cannot assure you that if we were to seek such an authorization, that the Nation would issue it in a timely fashion or at all.

Additionally our controlling shareholder may require our Board of Directors to declare dividends in an amount that result in us having to reduce our capital expenditures thereby negatively affecting our prospects, results of operations and financial condition.

Our operations are subject to extensive regulation.

The Colombian hydrocarbons industry is subject to extensive regulation and supervision by the Government in matters including the award of exploration and production blocks by the National Hydrocarbon Agency, or Agencia Nacional de Hidrocarburos or ANH, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, capital expenditures and required divestments.  Existing regulation applies to virtually all aspects of our operations in Colombia and abroad.  See Item 4B “— Business Overview — Regulation”.

The terms and conditions of the agreements with the ANH under which we explore and produce crude oil and natural gas generally reflect negotiations with the ANH and other governmental authorities and may vary by fields, basins and hydrocarbons discovered.

We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties.  The Government has modified the royalty program for crude oil and natural gas production several times in the last 20 years, as it has modified the regime regulating new contracts entered into with the Government.  The royalty regime for contracts being entered into today for crude oil is tied to a scale starting at 8% for production of up to 5,000 barrels per day or bpd and increases up to 25% for production above 600,000 bpd.  Royalties for natural gas production are also subject to a sliding scale depending on whether the field is on- or off-shore and range between 8% and 25%.

In the future, the Government may once again amend royalty payment levels for new contracts and such changes could have a material adverse effect on our financial condition or results of operation.

The Government may delay the reimbursement of the gasoline and diesel fuel subsidies.

The Government regulates domestic prices of liquid fuels according to international market conditions in order to align domestic prices with trends in international prices, with a one month lag.  When domestic prices of liquid fuels are lower than international parity prices, the Government is responsible for reimbursing refiners for the difference, which difference is called the fuel subsidy pursuant to Law 1151 of 2007.  In 2008, following international trends, domestic prices reached historical highs.  By the end of 2008, international prices had decreased but the Government decided not to lower domestic prices.  Instead, the Government kept domestic prices high and allocated the excess amount (paid in the domestic market with respect to international parity prices) to a Fuels Stabilization Fund (Fondo de Estabilización de Precios de los Combustibles).  Similar to the approach followed by other countries, this Fund is funded with these excess payments when international prices are low and depleted when international prices are high in order to mitigate domestic price volatility.

However, the calculation and payment by the Government of the 2008 price difference (fuel subsidy) was significantly delayed.

Pursuant to Resolution 181496 of 2008, the Ministry of Mines and Energy allows refiners in Colombia to subordinate receipt of their fuel subsidy to the fuel subsidy of other refiners.  Pursuant to this resolution, we, as well as Refineria de Cartagena S.A., entered into an agreement by which we agreed to subordinate our fuel subsidy payments corresponding to 2008 and 2009.  As a result of this agreement, we will receive our 2008 and 2009 fuel subsidy payments in 2009 and 2010, respectively.

We are unable to determine when we will fully collect the total amount of these fuel subsidies or any additional subsidies that become due in the future.  Any material delay in payment of these subsidies by the Government or a significant amendment to Law 1151 imposing on us additional responsibilities with respect to the subsidies could have a negative impact on our financial condition and results of operations.

Risks related to our business

Our business depends substantially on international prices for crude oil and refined products, and prices for these products are volatile.  A sharp decrease in such prices could materially and adversely affect our business prospects and results of operations.

Crude oil prices have traditionally fluctuated as a result of a variety of factors including, among others, the following:

•	Changes in international prices of natural gas and refined products;

•	Long-term changes in the demand for crude oil, natural gas and refined products;

•	Regulatory changes;

•	Inventory levels;

•	Increase in the cost of capital;

•	Adverse economic conditions;

•	Development of new technologies;

•	Economic and political events, especially in the Middle East and elsewhere with high levels of crude oil production;

•	The willingness and ability of the Organization of the Petroleum Exporting Countries or OPEC and its members to set production levels and prices;

•	Local and global demand and supply;

•	Development of alternative fuels;

•	Weather conditions; and

•	Terrorism and global conflict.

As of December 2008, nearly 97% of our revenues came from sales of crude oil, natural gas and refined products.  Most prices for products developed and sold by us are quoted in U.S. dollars and fluctuations in the U.S. dollar/Peso exchange rate have a direct effect on our Peso-denominated financial statements.

A significant and sustained decrease in crude oil prices could have a negative impact on our results of operations and financial condition.  In addition, a reduction of international crude oil prices could result in a delay in our capital expenditure plan, in particular delaying exploration and development activities, thereby delaying the incorporation of reserves.

We are exposed to the credit risks of our customers and any material nonpayment or nonperformance by our key customers could adversely affect our cash flow and results of operations.

Some of our customers may experience financial problems that could have a significant negative effect on their creditworthiness.  Severe financial problems encountered by our customers could limit our ability to collect amounts owed to us, or to enforce the performance of obligations owed to us under contractual arrangements.  In addition, many of our customers finance their activities through their cash flows from operations, the incurrence of debt or the issuance of equity.  Recently, there has been a significant decline in the availability of credit in the credit markets.  Consequently, the market capitalization of many of our customers has declined substantially.

The combination of declining cash flows as a result of declines in commodity prices, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction of our customers’ liquidity and limit their ability to make payments or perform on their obligations to us.  In addition, some of our customers may be highly leveraged and subject to their own operating and regulatory risks, which increases the risk that they may default on their obligations to us.  Financial problems experienced by our customers could result in the impairment of our assets, a decrease in our operating cash flows and may also reduce or curtail our customers’ future use of our products and services, which may have a material adverse effect on our revenues.

Achieving our long-term growth prospects depends on our ability to execute our strategic plan, in particular discovering additional reserves and successfully developing them, and failure to do so could prevent us from achieving our long-term goals.

The ability to achieve our long-term growth objectives depends on discovering or acquiring new reserves as well as successfully developing them.  Our exploration activities expose us to the inherent risks of drilling, including the risk that we will not discover commercially productive crude oil or natural gas reserves.  The costs associated with drilling wells are often uncertain, and numerous factors beyond our control may cause drilling operations to be curtailed, delayed or cancelled.

If we are unable to conduct successful exploration and development of our exploration activities, or if we do not acquire properties having proved reserves, our level of proved reserves will decline.  Failure to secure additional reserves may impede us from achieving our growth targets, production targets and may have a negative effect on our results of operations and financial condition.

In association with our business partners we have undertaken deep water drilling (between 300 and 1,500 meters depth) in two blocks in the Gulf Coast and are planning to undertake deep water drilling in nine blocks in Colombia and six blocks in Brazil.  Currently, we are acting as operators in three exploration blocks in Colombia.  Deep water drilling entails new and heightened risks as reserves are located at greater distances underneath the seabed and seismic information for these deposits is more expensive to produce.  Our lack of expertise in deep water drilling and the heightened risks and costs associated with this type of drilling may have a negative effect on our results of operations and financial condition.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time, which could adversely affect our ability to generate revenue.

Historical reserves correspond to quantities estimated by us in accordance with international standards issued by the Society of Petroleum Engineers, World Petroleum Congresses and the SEC.  Estimates are based on geological, topographic and engineering facts.  Actual reserves and production may vary materially from estimates shown in this annual report, which could affect our results of operation.

Our drilling activities are capital intensive and may not be productive.

Drilling for crude oil and natural gas involves numerous risks, including the risk that we will not encounter commercially productive crude oil or natural gas reservoirs.  The costs of drilling, completing and operating wells are high or uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	Unexpected drilling conditions;

•	Pressure or irregularities in formations;

•	Security problems;

•	Equipment failures or accidents;

•	Fires, explosions, blow-outs and surface cratering;

•	Title problems;

•	Other adverse weather conditions; and

•	Shortages or delays in the availability or in the delivery of equipment.

Certain of our future drilling activities may not be successful and, if unsuccessful, this failure could reduce the ratio at which we replace our reserves, which could have an adverse effect on our results of operations and financial condition.  While all drilling, whether developmental or exploratory, involves risks, exploratory drilling involves greater risks of dry holes or failure to find commercial quantities of hydrocarbons.  Because of the percentage of our capital budget devoted to higher-risk exploratory projects, it is likely that we may in the future experience significant exploration and dry hole expenses.

Increased competition from foreign crude oil companies may have a negative impact on our ability to gain access to additional crude oil and natural gas reserves in Colombia.

The ANH is the governmental entity responsible for promoting oil and gas investments in Colombia, establishing terms of reference for exploration rounds and assigning exploration blocks to oil and gas companies.  Prior to the enactment of Decree Law 1760 of 2003, we had an automatic right to explore any territory in Colombia and to enter into joint venture agreements with foreign and local oil companies.  Under current regulations, we are entitled to bid for any exploration blocks offered for exploration by the ANH and we compete under the same conditions as other domestic and foreign oil and gas companies, that is, we receive no special treatment.  We may also request the ANH to assign us exploration blocks which have not been previously reserved by that Agency.  Our ability to obtain access to potential production fields also depends on our ability to evaluate and select potential hydrocarbon-producing fields and to adequately bid for these exploration fields.

Our strategies include international expansion where we may face competition from local market players and international oil companies that have experience exploring in other countries.

If we are unable to adequately compete with foreign and local oil companies, or if we cannot enter into joint ventures with market players with properties where we could potentially find additional reserves, we may be conducting exploration activities in less attractive blocks.  If we fail to maintain our current market position in Colombia, our results of operations and financial conditions may be adversely affected.

We may be subject to substantial risks relating to our development of exploration activities outside Colombia.

We began exploration activities outside Colombia in 2006 through our Brazilian subsidiary, Oleo é Gas Do Brazil Ltda.  Our foreign subsidiaries have subsequently entered into a number of joint venture exploration agreements with regional and international oil companies to explore blocks in Peru, Brazil and the U.S. Gulf of Mexico.  The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and government actions.

We have limited experience exploring outside Colombia, where we are the incumbent operator.  We may face new and unexpected risks involving environmental requirements that exceed those currently faced by us.  We may also experience the imposition of restrictions on hydrocarbon exploration and export, or increases in export tax or income tax rates for crude oil and natural gas.  We may be exposed to legal disputes related to our operating or exploration activities such as the one we currently face in Brazil where the awarding of an exploration block is under dispute.

If one or more of these risks described above were to materialize, we may not achieve the strategic objectives in our international operations, which may negatively affect our results of operations and financial condition.

We may incur losses and spend time and money defending pending law suits and arbitrations.

We are currently a party to several legal proceedings relating to civil, administrative, environmental, and labor claims filed against us.  We are also subject to labor-related lawsuits filed by current and former employees in connection with pension plans and retirement benefits affecting the plaintiffs.  These claims involve substantial sums of money as well as other remedies.  See Notes 18 and 30 to our consolidated financial statements.

Our most relevant legal proceeding was brought by an association of former employees known by the acronym Foncoeco.  The former employees brought an action against us in connection with a company profit-sharing plan offered in 1962 that expired in 1975.  The plaintiffs claim that our Board of Directors had set aside a specific amount under the profit sharing plan, which was not entirely distributed to employees eligible under the plan.  The court of first instance ruled in our favor and rejected the plaintiffs’ arguments.  The plaintiffs appealed the ruling to the Tribunal Superior de Bogota or Bogota Higher Tribunal, which ordered us to present a rendición de cuentas (an accounting action) to the first instance judge based on the amounts allocated by our Board of Directors.  Pursuant to our accounting and based on the expert testimony of a witness presented by the plaintiffs who included amounts never allocated by our Board of Directors to the profit sharing plan, the first instance judge ordered us to pay Ps$541,833 million, or approximately US$260 million.  We have appealed the decision by the first instance judge to the Bogota Higher Tribunal.  Additionally, we have initiated a separate Recurso de Revisión (review proceeding) of the Tribunal’s ruling before the Colombian Supreme Court.  If we are not successful in our appeal, we may be obliged to pay the total amount of the ruling, which could have a negative impact on our results of operations.  At December 31, 2008 we had recorded a provision of Ps$100,000 million related to this claim.

Our operations may not be able to keep pace with the increasing demand for natural gas.

The demand for natural gas in Colombia has grown significantly in recent years.  As a result of this growth, demand for natural gas could exceed production capacity, resulting in possible supply shortages.  When production shortages occur, we are required to compensate industrial clients with whom we have supply contracts by paying penalties and other compensatory expenses detailed in the supply contracts.

Internal demand for natural gas has experienced strong growth during the last decade as a result of national campaigns for cleaner energy and cheaper tariffs for retail customers.  We may not be able to keep up with local demand and industrial commitments if demand outpaces the rate of new developments and discoveries.

We have long-term contracts to supply power utilities and other large customers.  In 2007, we entered into an agreement with Petróleos de Venezuela, S.A. or PDVSA to supply natural gas to Venezuela until 2012, when it is expected that Venezuela will supply us with natural gas.  It is uncertain whether Venezuela will be able to begin supplying us with natural gas by 2012.

If we are unable to discover new natural gas reserves or if we cannot extract existing reserves to meet our commitments and contracts and support local demand, we may be required to compensate our long-term contract customers for our failure to supply natural gas, which may have a negative effect on our financial condition and results of operation.

We are not permitted by law to own more than 25% of a natural gas transportation company or sell transportation capacity pipelines which may not allow us to transport new natural gas reserves to distribution points and to our customers.

We discovered natural gas reserves in the Cusiana and Cupiagua fields for which limited transportation capacity currently exists.  New natural gas transportation infrastructure may not be available to transport natural gas from new or existing fields to consumption areas.  Furthermore, we are prohibited by law from holding more than 25% of the equity of any natural gas transportation company or from selling transportation capacity to third parties and we cannot determine whether the necessary transportation capacity will be built by third parties to transport natural gas.  We may be required to enter into agreements with natural gas transportation companies in terms that are not favorable to us.

We currently have long-term supply contracts with gas-fired power plants that require us to deliver natural gas in Barrancabermeja and not at La Guajira fields.  Our ability to deliver the natural gas to these clients at the delivery point is limited by the Ballena-Barranca pipeline transportation capacity.  If we are unable to acquire the necessary transportation, we may be unable to meet our obligation with power generators, which could result in us having to pay fines.

If we are unable to transport natural gas discoveries to our customers or to regions where natural gas is needed, we may not be able to develop these reserves, which would not allow us to recover the capital expenditures invested to make new natural gas discoveries.

Results could be affected by conflicts with the labor unions.

In the past, we have been affected by strikes and work stoppages promoted by our labor unions.  These strikes have been both politically and contract-related, especially during collective bargaining negotiations.  In the event relations with our labor unions deteriorate, which could result in industry-general strikes, work stoppages or even sabotages, our results of operations and financial condition could be negatively affected.

Our collective bargaining agreement entered into with Unión Sindical Obrera de la Industria del Petróleo— USO, Asociación de Directivos Profesionales, Técnicos y Trabajadores de las Empresas de la Rama de Actividad Económica del Recurso Natural del Petróleo y sus Derivados de Colombia — ADECO, Sindicato Nacional de Trabajadores de Empresas Operadoras, Contratistas, Subcontratistas de Servicios y Actividades de la Industria del Petróleo y Similares — SINDISPETROL, three of our most significant industry labor unions, expired on June 8, 2009 but will remain in force until a new agreement is reached.  Consensual negotiations on a new collective bargaining agreement are expected to begin on July 14, 2009 and we expect that they will extend until August 2009.  If an agreement has not been reached by August 2009, the parties must submit themselves to arbitration in order to reach a solution.  However, failure or delays in reaching a new collective bargaining agreement through consensual negotiations could result in labor unrest, including a strike or work stoppages.  We have developed a contingency plan which should enable us to maintain our current levels of production during any related strike or work stoppage.  However, we cannot assure you that such labor unrest will not negatively affect our results of operations and financial condition.

We may experience difficulties in recruiting and retaining key personnel.

Compensation for oil engineers and other experienced industry personnel has risen in recent years making it harder for oil companies with smaller budgets to recruit and retain top talent.  Larger oil companies in need of qualified personnel have begun to recruit in non-traditional markets, including Colombia.  Since the enactment of Decree Law 1760 of 2003, pursuant to which private oil companies signed exploration and production agreements directly with the ANH and not with us, Colombia has become a more attractive market for regional and international oil companies.  New participants and other industry players have started searching for qualified personnel in Colombia by offering them more attractive compensation schemes, including our current employees.

We may need to spend additional resources in identifying and continuing to recruit highly qualified personnel.  If we are unable to recruit the necessary personnel or if we cannot retain existing personnel, we may not be able to operate adequately or meet our growth plans which could adversely affect our results of operations.

Interruption of activities caused by external factors.

We are exposed to several risks that may partially interrupt our activities.  These risks include, among others, fire disasters, explosions, malfunction of pipelines and emission of toxic substances.  As a result of the occurrence of any of the above, operational activities could be significantly affected or paralyzed.  These risks could result in property damage, loss of revenue, cost of human lives, pollution and harm to the environment, among others.  If any of these occur, we may be exposed to economic sanctions, fines or penalties.

We carry out and plan to carry out exploration and production activities in areas classified by the Government as indigenous reserves and afrocolombian lands.  We may not begin to explore for or produce hydrocarbons in these regions until we reach an agreement with the indigenous or afrocolombian communities living on these lands.  Generally these consultations last between four and six months, but may be significantly delayed if we cannot reach an agreement.  For example, we conduct operations in areas of the Northeastern region which are inhabited by the U’wa community.  Commencement of operations on two blocks in this region have been delayed for 16 years and seven years, respectively, and as of December 2008 we have not received approval to undertake activities in these two blocks by the indigenous authorities.  Similarly, some of our exploration operations in the Southern region have been delayed for over a year as a result of the presence of the Kofan community who oppose our presence and activities in the reservation.  If our activities endanger the conservation and preservation of these cultural minorities or their identities or beliefs, we may not be able to explore regions with good prospects.  We may face similar risks in other jurisdictions where we have initiated exploration activities which could have a negative effect on our operations.

Currency fluctuations and an appreciation of the Peso against the U.S. dollar could have a material adverse effect on our financial condition and results of operations because approximately 36% of our revenues are in U.S. dollars or are referenced to U.S. dollars.

Approximately 36% of our sales are denominated in U.S. dollars and are made in the international markets.  The impact of fluctuations in exchange rates, especially the Peso/U.S. dollar rate on our operations has been and may continue to be material.  In addition, a substantial share of our liquid assets are held in U.S. dollars or indexed to foreign currencies and have lost value as the Peso has appreciated against these currencies.  We usually do not use forwards, swaps or futures contracts to mitigate the impact of currency fluctuations as Colombian regulations do not make it attractive for us to implement a hedging strategy.

The Peso appreciated 11.9% and 5.4% on average against the U.S. dollar in 2007 and 2008, respectively.  This has had a material adverse effect on our results of operations.  When the Peso appreciates against the U.S. dollar, our revenues from exports, when translated into Pesos, decrease.  However, imported goods and oil services denominated in U.S. dollars become cheaper for us.

The Peso depreciated 1.6% against the U.S. dollar in 2006.  When the Peso depreciates against the U.S. dollar, our revenues from exports, when translated into Pesos, increase.

Our ability to access the credit and capital markets on favorable terms to obtain funding for our capital projects may be limited due to the deterioration of these markets.

We expect to make significant expenditures for the construction of additional crude oil and natural gas transportation infrastructure over the next two years.  Our ability to fund these expenditures is dependent on our ability to access the capital necessary to finance the construction of these facilities.  Domestic and global financial markets and economic conditions have been, and continue to be, weak and volatile and have contributed significantly to a substantial deterioration in the credit and capital markets.  These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk have made, and likely will continue to make, it difficult to obtain funding for our capital needs on similar terms to our recent capital-raising transactions.  As a result, we may be forced to revise the timing and scope of these projects as necessary to adapt to existing markets and economic conditions.

We may be exposed to increases in interest rates, thereby increasing our financial costs.

As a result of our initial public offering, we became a Sociedad de Economía Mixta or mixed economy company and can now incur debt locally and in the international capital markets and can be affected by changes in prevailing interest rates.  If market interest rates increase, our financing expenses may increase, which could have an adverse effect on our results of operations and financial condition.

The cost of raising funds in debt and equity capital markets has increased while the availability of funds from those markets has diminished.  The cost of obtaining funds from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards and reduced, and in some cases ceased to provide, funding to borrowers.  Due to the recent downturn in the financial markets, including the issues surrounding the solvency of many financial institutions and the recent failure, mergers and announced mergers of several financial institutions, our ability to obtain capital from credit facilities may be impaired.

We are subject to extensive environmental regulations in Colombia and in the other countries in which we operate.

Our operations are subject to extensive national, state and local environmental regulations in Colombia.  Environmental rules and regulations are applicable to our exploration, transportation, refining and production activities.  These regulations establish, among others, quality standards for hydrocarbon products, air emissions, water discharges and waste disposal, environmental standards for abandoned crude oil wells, remedies for soil, water pollution and the general storage, handling, transportation and treatment of hydrocarbons in Colombia.  Since the creation of the Ministry of the Environment in 1993 and the enactment of more rigorous laws, environmental regulations have substantially impacted our operations and business results.  Currently, all exploratory project drilling in areas that do not yet have a license must have an environmental impact assessment and must receive an environmental license from the local authorities.  The Ministry of the Environment routinely inspects our crude oil fields, refineries and other production sites and may decide to open investigations which may result in fines, restrictions on operations or other sanctions in connection with our non-compliance with environmental laws.

We are also subject to regional environmental regulations issued by the corporaciones autonomas regionales or regional environmental authorities, which oversee compliance with each region’s environmental laws and regulations by oil and gas companies.  If we fail to comply with any of these national or regional environmental regulations, we could be subject to administrative and criminal penalties, including warnings, fines and closure orders of our facilities.  See Item 4 – “Business Overview – Environmental Matters”.

Environmental compliance has become more stringent in Colombia in recent years and as a result we have allocated a greater percentage of our expenditures for compliance with these laws and regulations.  If environmental laws continue to impose additional costs and expenses on us, we may need to reduce our investments on strategic projects in order to allocate funds to environmental compliance.  These additional costs may have a negative impact on the profitability of the projects we intend to undertake or may make them economically unattractive, in turn having a negative impact on our results of operations and financial condition.

We are subject to foreign environmental regulations for the exploratory activities conducted by us outside Colombia.  Failure to comply with foreign environmental regulations may result in investigations by foreign regulators, which could lead to fines, warnings or temporary suspensions of our operations, which could have a negative impact on our financial condition and results of operations.

Our activities face operational risks that may affect the health and safety of our workforce.

Some of our operations are developed in remote and dangerous locations which involve health and safety risks that could affect our workforce.  Under Colombian law and industrial safety regulations we are required to have health and safety practices that minimize risks and healthy issues faced by our workforce.  Failure to comply with health and safety regulations may derive investigations by health officials which could result in lawsuits or fines.

We may be obliged to incur additional costs and expenses to allocate funds to industrial safety and health compliance.  These additional costs may have a negative impact on the profitability of the projects we may decide to undertake.

In addition, we may be subject to foreign health and safety regulations for our exploratory activities conducted outside Colombia.  Foreign health and safety regulations may be more severe than those established under Colombian law and, therefore, we may be required to make additional investments to comply with those regulations.

If we do not successfully integrate Propilco and the operations of any of our recent acquisitions, we may not achieve the expected benefits from such operations.

We acquired a controlling voting interest in Polipropileno del Caribe S.A. (Propilco) on April 7, 2008.  Although we will continue to operate Propilco as a separate business unit, obtaining the expected benefits of the acquisition will depend, in part, on our ability to manage disparate operations and to integrate distinct corporate cultures.  These integration efforts may not succeed or may distract our management from operating our existing business.  Additionally, we may not be able to enhance earnings from our other operations if we do not successfully integrate Propilco or any of our recent acquisitions into our Company.  Our failure to successfully manage this or any of the other acquisitions mentioned in Note 32 to our consolidated financial statements could adversely affect our financial condition and results of operations.

Our strategic plan contemplates the expansion of operations outside of Colombia where we will be subject to all of the risks associated with investments in new countries.

As part of our strategic plan, we have begun to operate through business partners, subsidiaries or affiliates outside of Colombia.  As of the date hereof, we have investments and subsidiaries incorporated in Peru, Brazil and the United States, and we are analyzing investments in other countries.  In connection with making investments, we are and will be subject to risks relating to unstable economic and political conditions, governmental economic actions, such as exchange or price controls or limits on the activities to be performed by us, increases in tax rates, contractual changes, and social and environmental challenges.  In addition, we have recently acquired a company in Peru and we have faced reputational risks arising from prior ownership of such company. These factors, among others that our international activities may encounter, could adversely affect our results of operations in those countries and decrease the value of our investments.

Risks relating to our ADSs

The market for our ADSs has only started to develop recently.  An active and liquid public market for our ADSs may not develop.

Illiquid or inactive trading markets generally result in higher price volatility and lower efficiency in the execution of sale and purchase orders in the securities markets.  The market price of the ADSs may fluctuate significantly in response to a number of factors, some of which may be beyond our control.  In the event that the trading price of our ADSs declines, you may lose all or part of your investment in our ADSs.  In addition, holders of ADSs may choose to cancel them and receive instead common shares in an amount equivalent to that of the ADSs previously held.  Cancellation of a considerable number of ADSs may significantly influence the development of an actively liquid market for our ADSs, which may have a material adverse effect on the price of our ADSs.

Holders of our ADSs may encounter difficulties in exercising their voting rights.

Holders of our common shares are entitled to vote on shareholder matters.  However, holders of our ADSs may encounter difficulties in exercising some of the rights of shareholders if they hold our ADSs rather than the underlying common shares.  For example, holders of our ADSs are not entitled to attend shareholders’ meetings, and can only vote by giving timely instructions to the Depositary in advance of a shareholders’ meeting.  Under Colombian law, we are not required to solicit proxies from our existing shareholders and, therefore, you may not receive notice in time to instruct the depositary to vote the shares.

We believe that the holders of the ADSs should be able to direct the Depositary to vote the common shares separately in accordance with their individual instructions, particularly as this is the current interpretation of the Superintendencia de Sociedades or Superintendency of Corporations; this issue has been the subject of differing regulatory interpretations in the past and may be subject to differing interpretations in the future.  Under prior regulatory interpretations, the Depositary could be required to vote the underlying common shares in a single block (presumably reflecting the majority vote of the ADS holders).  In the future, the Colombian regulatory authorities may change their interpretation as to how voting rights should be exercised by ADSs holders, and if this were to occur any such limitation or loss could adversely affect the value of such common shares and your ADSs.

Our ADSs holders may be subject to restrictions on foreign investment in Colombia.

Colombia’s International Investment statute regulates the manner in which non-Colombian residents can invest in Colombia and participate in the Colombian securities market.  Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and outlines the necessary procedures to authorize certain types of foreign investments.  Colombian law requires that certain foreign exchange transactions, including international investment in foreign currency between Colombian residents and non-Colombian residents, must be made through authorized foreign exchange market participants.  Any income or expenses under our ADR program must be made through the foreign exchange market.

Investors acquiring our ADRs are not required to register with the Colombian Central Bank.  Investors in ADRs who choose to surrender their ADRs and withdraw common shares would have to register their investment in the common shares as a foreign direct investment, in the event the investor does not own a portfolio of investments in Colombia; or as a portfolio investment, in the event the investor delivers such shares to a registered foreign capital investment fund.  Non-Colombian residents cannot directly hold portfolio investments in Colombia, but are able to do so through a registered foreign capital investment fund.  Investors would only be allowed to transfer dividends abroad after their foreign investment registration procedure with the Colombian Central Bank has been completed.  Investors withdrawing the common shares may incur in expenses and/or suffer delays in the application process.  The failure of a non-resident investor to report or register foreign exchange transactions with the Colombian Central Bank relating to investments in Colombia on a timely basis may prevent the investor from remitting dividends, or initiate an investigation that may result in a fine.  In the future, the Government, the Congress of Colombia or the Colombian Central Bank may amend Colombia’s International Investment Statute or the foreign investment rules, which could result in more restrictive rules and could negatively affect trading of our ADSs.

Additionally, Colombia currently has a free exchange rate system; however, other restrictive rules for the exchange rate system could be implemented in the future.  In the event that a more restrictive exchange rate system is implemented, the depositary may experience difficulties converting Peso amounts into U.S. dollars to remit dividend payments.

Holders of our ADSs are not able to effect service of process on us, our directors or executive officers within the United States, which may limit your recovery in any foreign judgment you obtain against us.

We are a sociedad de economía mixta organized under the laws of Colombia.  All of our directors and executive officers reside outside the United States.  All or a substantial portion of our assets and the assets of these persons are located outside the United States.  As a result, it may not be possible for you to effect service of process within the United States upon us or these persons or to enforce against us or them in U.S. courts judgments obtained in such courts predicated upon the civil liability provisions of the U.S. federal securities laws.  Colombian courts determine whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known as exequatur.  For a description of these limitations, see “Enforcement of Civil Liabilities.”

We may claim immunity under the Foreign Sovereign Immunities Act with respect to actions brought against us under the US securities laws and your ability to sue or recover may be limited.

We reserve the right to plead sovereign immunity under the United States Foreign Sovereign Immunities Act of 1976 with respect to actions brought against us under United States federal securities laws or any state securities laws.  Accordingly, you may not be able to obtain a judgment in a U.S. court against us unless the U.S. court determines that we are not entitled to sovereign immunity with respect to that action.  Moreover, you may not be able to enforce a judgment against us in the United States except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

The protections afforded to minority shareholders in Colombia are different from those in the United States, and may be difficult to enforce.

Under Colombian law, the protections afforded to minority shareholders are different from those in the United States.  In particular, the legal framework with respect to shareholder disputes is less developed under Colombian law than U.S. law and there are different procedural requirements for commencing shareholder lawsuits, such as shareholder derivative suits.  As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our Directors or controlling shareholder than it would be for shareholders of a U.S. company.

The relative volatility and illiquidity of the Colombian securities markets may substantially limit our investors’ ability to sell our ADSs at the price and time they desire.

Investing in securities that are traded in emerging markets, such as Colombia, often involves greater risk when compared to other world markets, and these investments are generally considered to be more speculative in nature.  The Colombian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than other securities markets.  For example, the Bolsa de Valores de Colombia or BVC had a market capitalization of approximately Ps$195,700 billion (US$99.53 billion using the monthly average exchange rate for 2008) as of December 31, 2008, a 5% decrease when compared with the amount at the end of 2007, and a trading volume of approximately Ps$45,591 million (US$25.2 million, using the average exchange rate for 2008), a 44% decrease when compared to the volume in 2007.  In contrast, the New York Stock Exchange had a market capitalization of US$17.9 trillion as of December 31, 2007, and a daily trading volume of approximately US$73.1 billion in 2008.

At December 31, 2008 our shares had the highest trading volume in the BVC averaging 20.9 million shares traded per day representing the highest market capitalization of the BVC and 41.46% of the BVC’s total market capitalization.  Our shares represent 50.9% of the Índice General de la Bolsa de Valores de Colombia or IGBC stock market index, 18.8% of the COL20, a stock market index that includes the top 20 traded stocks in the BVC and 20% of the COLCAP, a stock price volatility index.  In addition, our shares were placed with a large number of retail investors and concentration of our shares may be low.  Consequently, it may be difficult for you to purchase large quantities of shares from a single shareholder.  We cannot assure you that a liquid trading market for our ADSs will develop or, if developed, will be maintained following this offering, which could substantially limit the ability of investors in our ADSs to sell them at the price and time you desire.

We are not required to disclose as much information to investors as a U.S. issuer is required to disclose.

We are subject to the reporting requirements of the Superintendency of Finance and the BVC.  The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. issuer and, as a result, you may receive less interim information about us than you would receive from a U.S. issuer.

ITEM 4	Information on the Company

ITEM 4A	History and Development of the Company

Ecopetrol is a mixed economy company, organized on August 25, 1951, and existing under the laws of Colombia.  We have an unlimited duration.  Our address is Carrera 7 No. 37-69 Bogota, Colombia and our telephone number is +571 234 4000.

We were incorporated as the Empresa Colombiana de Petróleos S.A. as a result of the reversion of the De Mares concession to the Government by the Tropical Oil Company in 1921.  We began our operations as a governmental industrial and commercial company, responsible for administering Colombia’s hydrocarbon resources.

We began operating the crude oil fields at Cira-Infantas and the pipeline that connected that field with the Barrancabermeja refinery and the port of Cartagena.  Three years later, the first national seismic study was performed under the De Mares concession which led to the discovery of the Llanito crude oil field in 1960.

In 1961, we assumed the direct operation of the Barrancabermeja refinery and continued its transformation into an industrial complex.  International Petroleum Colombia Limited or Intercol began the construction of a new facility in Mamonal, Cartagena, where the pipeline terminal of the Andean National Corporation was already located and which also included a loading port.  In December 1957, the Cartagena Refinery began operations, and in 1974 it was acquired by us.

In 1970, we adopted our first by-laws that transformed us into a governmental industrial and commercial company, linked to the Ministry of Mines and Energy.  Decree Law 1760 of June 26, 2003 transformed us from an industrial and commercial company into a state-owned corporation by shares linked to the Ministry of Mines and Energy and renamed us Ecopetrol S.A. in order to make us more competitive.  Prior to our reorganization our capital expenditures program and access to the credit markets were limited by the Government which was making its decisions based on its budgetary needs and not on our growth prospects.

In 2006, the Congress of Colombia authorized us to issue up to 20% of our capital stock in Colombia, subject to the condition that the Nation control at least 80% of our capital stock.  On November 13, 2007, we placed 4,087,723,771 shares in the BVC, which resulted in 483,941 new shareholders and raised approximately Ps$5,723 billion for the sale of 10.1% of our capital stock.  Since September 18, 2008, our ADS’s have been trading in the New York Stock Exchange under the symbol “EC”.  Each ADS represents 20 common shares of the Company.

In April 2008, we completed the acquisition of Polipropileno del Caribe S.A. (Propilco), the main polypropylene supplier in Colombia, for the purchase price of approximately US$690 million, thereby increasing our market share in the petrochemical business.  We acquired 49% of Propilco’s shares directly and the remaining 51% indirectly, through our subsidiary Andean Chemicals Ltd.

In February 2009, we, in partnership with Korea National Oil Corporation (KNOC), acquired a 100% stake (50% for each participating company) in Offshore International Group Inc. (OIG) for the purchase price of US$900 million.  OIG is the U.S. parent of Petrotech Peruana S.A., which carries out crude oil exploration and production activities in Peru.

In February 2009, we entered into a memorandum of understanding with Glencore International A.C. pursuant to which we acquired in May 2009 all of its stake in Refinería de Cartagena S.A. through our subsidiary Andean Chemicals for the purchase price of US$549 million, thereby becoming the sole indirect owner of Refinería de Cartagena S.A.

In March 2009, we entered into an agreement with Maurel and Prom pursuant to which we acquired in May 2009 100% of its stake in its subsidiary in Bermuda, Hocol Petroleum Limited, for the purchase price of US$580 million plus US$168 million for working capital.  Hocol Petroleum Limited’s most important assets are Hocol and Homcol, two companies incorporated in the Cayman Islands with branches in Colombia involved in crude oil and natural gas exploration and production activities in Colombia.

In March 2009, we entered into an agreement with Enbridge Inc., a Canadian company, pursuant to which we acquired 100% of its stake in Oleoducto Central S.A. (Ocensa) for the purchase price of approximately US$418 million, thereby increasing our ownership of Ocensa from 35.3% to 60%.

These recent acquisitions were funded mainly through cash on hand and cash flow from our operations.

Currently, we are the largest company in Colombia as measured by revenue, profit, assets and shareholders’ equity.  We are Colombia’s only vertically-integrated crude oil and natural gas company with operations in Colombia and overseas.  Our operation does not include natural gas transportation activities due to legal restrictions.

ITEM 4B	Business Overview

Strategic Plan

Our 2008 – 2015 Strategic Plan focuses on transforming us into a global company with emphasis on crude oil and natural gas and the development of alternative fuels.  We are committed to developing into a key player with high competitive standards, strong human resources and transparent social responsibility policies.  We intend to become one of Petroleum Intelligence Weekly’s 27 leading oil and natural gas companies.

Our strategic plan provides detailed initiatives for each one of our business segments.  Our main objective is to increase our reserves to 1,280 million barrels of oil equivalent or boe by 2015 and achieve a daily output of approximately 1 million boe by such date.  We are also planning on expanding our refining and conversion capacity and increasing our petrochemical production, while complying with local and international environmental standards.

We expect to fund our strategic initiatives through cash on hand and cash flow from operating activities.  We also expect to access the local and international capital markets to fund part of our expansion.  We currently have begun to incur long-term debt, recently entering into a Ps$2.2 billion (approximately US$1 billion) syndicated loan facility with a syndicate of local banks in May 2009.  In addition, Oleoducto de los Llanos Orientales or ODL, our indirect Panamanian subsidiary, through its Colombian branch office, Oleoducto de los Llanos Orientales Sucursal Colombia, entered into a Ps$520,000 million (approximately US$200 million) loan facility with Banco de Bogota S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco AV Villas S.A., which together comprise the Grupo Aval, in March 2009.  We believe that we will be able to access local and international markets when the need arises.  We are also authorized by law 1118 of 2006 to sell an additional 9.9% of our equity, which could be used to complete funding our strategic plan.

We expect to achieve our strategy together with our joint venture partners with whom we have built long-term relationships.  We are also working with foreign governmental authorities in countries where we already have operation or where we intend to develop operations.

Exploration and Production

We intend to continue the expansion of our exploration and production activities and enter into new joint ventures to further develop our business.  We intend to become one of Latin America’s leading crude oil and natural gas companies.  In line with our development strategy, we intend to increase our average daily production of hydrocarbons to one million boe per day by the year 2015.  By 2015, we estimate our total investment in exploration activities at US$11 billion and in production activities at US$27 billion for a total of US$38 billion.

Increase our average daily production of hydrocarbons

Our 2008-2015 Strategic Plan contemplates estimated capital expenditures of approximately US$38 billion in exploratory and development activities in Colombia and abroad.  Our goal is to increase our reserves to 1,280 million boe by 2012 and to increase our daily output of hydrocarbons to approximately one million boe per day by 2015.  From 2008 to 2015, we estimate spending approximately US$11 billion in exploratory activities in Colombia and abroad and anticipate drilling directly and together with other oil companies approximately 300 gross wells.  We estimate that we will need to incorporate approximately 435 million boe per year of new crude oil and natural gas reserves from a combination of exploratory drilling, acquisition of reserves in place and incorporation of new reserves from existing fields to achieve our one million boe per day production target.

Between 2008 and 2015, we plan to invest approximately US$16 billion in production projects, including development of mature fields, increasing production of heavy crude oil and development of natural gas fields.  In addition, during the course of the same period, we intend to invest approximately US$11 billion to execute our growth strategy by selectively entering into joint ventures with major international and regional crude oil companies to bid for new exploration and production blocks on-shore and off-shore within and outside Colombia.  In 2008, our capital expenditures in our exploration and production segment were Ps$4,911,487 million (approximately US$2.5 billion).

Refining

Expand our refining capacity in the Cartagena and Barrancabermeja refineries and increase our production of petrochemicals

We intend to expand and modernize our refining capacity in the Cartagena and Barrancabermeja refineries in order to reach a 95% conversion rate.  Our goal is to process approximately 650 thousand bpd by 2015.  The implementation of this initiative will allow us to increase production of refined products and improve the efficiency of and upgrade existing facilities in order to reach higher margins in our refining segment.  Our strategic plan contemplates the investment of approximately US$11 billion in the upgrade and expansion of our refineries, and in the eventual acquisition of refineries in markets where we acquire crude oil production.  We expect to invest approximately US$4 billion to increase our production of petrochemicals and reach 2.7 million tons per year by 2015, including 700,000 tons per year of polypropylene produced by Polipropileno del Caribe S.A. (Propilco).  In 2008, our capital expenditures in our refining and petrochemicals segment were Ps$776,080 million (approximately US$0.4 billion).

Transportation

Development of our transportation infrastructure

We plan to implement a transportation infrastructure program focused on the construction of crude oil pipelines and multipurpose transportation systems to assure our transportation capacity.  We intend to invest approximately US$1.2 billion in the construction and upgrading of our transportation infrastructure to meet our future requirements and in the conversion of existing crude oil pipelines for the transportation of heavy crude oil.  In 2008, our capital expenditures in our transportation segment were Ps$939,996 million (approximately $478 million).

Marketing

Selectively expand our activities into the retail segment

Our marketing strategy is focused on supplying the local market and exporting crude oil, refined products and natural gas to end-users, including refineries and wholesalers in order to improve our margins.  We are focused on increase our market participation in crude oil and refined products in the Far East.  We are currently opening new markets for our products, such as China and India.  We continue to selectively evaluate entering into retail markets in Colombia.  Our 2008-2015 Strategic Plan contemplates investments of approximately US$3 billion in the retail sector.

Our principal export markets in 2008 were:  the US market, which accounted for 56%; Far East 10%; Aruba 10%, Chile 5% and Europe 4%.  Currently, we maintain short-term crude oil supply contracts with Valero, ConocoPhillips and Tesoro Refining, as well as supply contracts for refined products with Refineria Dominicana de Petróleo S.A., Glencore and Berkshire, and a natural gas supply agreement with PDVSA.

Based on our natural gas production growth projections, we expect to increase our sales by focusing on deliveries of compressed natural gas for motor vehicles and industrial users, which have high demand.

Others

Expand our operations in the renewable energy market

We intend to participate in the renewable energy market in Colombia with local investors with whom we have undertaken the development of a refinery to process palm oil for bio-fuels.  Our plan calls for investment of US$570 million in these initiatives.  See Item 4B — “Business Overview — Environmental Matters.”

Capital Expenditures

Our consolidated capital expenditures during 2008 amounted to Ps$6,704,595 million compared to Ps$3,036,962 million in 2007 and Ps$1,862,934 million in 2006.  The most significant increase in our capital expenditures has been in our exploration and production segment which increased 84% in 2008 to Ps$4,911,487 million from Ps$2,678,684 million in 2007, and 105% in 2007 when compared to Ps$1,309,361 in 2006.  We plan to meet our budgeted capital expenditures primarily through existing cash on hand, cash from operating activities and financings in the local and international financial markets.  We may access equity markets through the issuance of an additional 9.9% of our common stock as authorized by Law 1118 of 2006.

At May 31, 2009, our subsidiary in Peru had made capital expenditures of approximately US$2 million and our subsidiary in the Gulf of Mexico had made capital expenditures of approximately US$49 million.  These capital expenditures were funded by our own resources.  All expenditures include project evaluation, payments to advisors, operation expenditures and costs associated to assignment of exploration blocks.

We currently have capital expenditures commitments locally and abroad. The most significant capital expenditures are within our exploration, transportation and refining segments.  See Note 31 to our consolidated financial statements for a description of our principal commitments.

Overview

We are a vertically integrated oil company operating in Colombia and overseas.  We are majority owned by the Nation and our shares trade on the BVC under the symbol ECOPETROL and in the New York Stock Exchange under the symbol “EC”.  We divide our operations into four business segments that include exploration and production; transportation; refining; and marketing and supply.  We are the largest corporation in Colombia, as measured by assets, sales, net income and net worth, and we play a key role in the local energy supply market.  Exports of crude oil and refined-products accounted for approximately 33% of Colombia’s total exports in 2008, of which our exports accounted for 48%.

Overview by Business Segment

Exploration and Production

Summary

Our exploration and production business segment includes exploration, development and production activities in Colombia and abroad.  We began local exploration in 1955 and international exploration in 2006.  We conduct exploration and production activities directly and through joint ventures with third parties.  We are the largest producer of crude oil and natural gas, the largest operator, and at December 31, 2008, we maintained the most acreage under exploration in Colombia.

According to the ANH, Colombia has 23 sedimentary basins, and at December 31, 2008, we had exploratory activities in 14 of them.  The following map shows the basins where we conduct exploratory activities.

We have organized our production activities into five administrative regions.  The administrative regions, and their respective 2008 results, are:

Northeastern Region – The Northeastern region is comprised of two areas, one located in the north of Colombia along the Atlantic coast and the other located in the Piedemonte Llanero.  The Northeastern region covers approximately 200,350 acres, and includes the natural gas fields located at La Guajira and the crude oil and natural gas fields located in Cusiana-Cupiagua.  The Northeastern region has a total production of approximately 40.4 thousand bpd of crude oil and 451.8 million cubic feet per day or mcfpd of natural gas.  At December 31, 2008, we had 438 million boe of net proved reserves of crude oil and natural gas.

Mid-Magdalena Valley Region – The Mid-Magdalena Valley region runs along the Magdalena river valley and covers approximately 1,282,339 acres.  The Mid-Magdalena Valley region includes the crude oil fields located in the Santander department and part of the Antioquia, Cesar and Boyacá departments near the Barrancabermeja refinery.  The Mid-Magdalena Valley region has a total production of approximately 65.8 thousand bpd of heavy and light crude oil and 27.4 mcfpd of natural gas.  At December 31, 2008, we had 221 million boe of net proved reserves of crude oil and natural gas.

Central Region – The Central region is located in Colombia’s central region and includes the Meta department and part of the Casanare department.  The Central region covers approximately 521,697 acres and has a total production of approximately 122.3 thousand bpd of heavy and medium crude oil and 1.7 mcfpd of natural gas.  At December 31, 2008, we had 265 million boe of net proved reserves of crude oil and natural gas.

Catatumbo-Orinoquía Region – The Catatumbo-Orinoquía region is located in the eastern part of Colombia and runs along the border with Venezuela covering approximately 669,616 acres.  The Catatumbo-Orinoquía region includes the Caño Limón crude oil field and the Gibraltar natural gas field with a total production of approximately 73.9 thousand bpd of crude oil and 1 mcfpd.  At December 31, 2008, we had 105 million boe of net proved reserves of crude oil and natural gas.

Southern Region – The Southern region is located on the southwestern region of Colombia and covers approximately 1,502,376 acres.  The Southern region includes the Orito, Guando and Neiva fields located mainly in the Cundinamarca, Huila and Putumayo departments.  The Southern region has a total production of approximately 57.9 thousand bpd of crude oil and 5 mcfpd of natural gas.  At December 31, 2008, we had 107 million boe of net proved reserves of crude oil and natural gas.

The map below indicates the location of our operations in Colombia.

Strategy

Our main strategies in exploration and production in Colombia and abroad are to increase our crude oil and natural gas reserves and reach a production of one million boe per day in 2015, by:

•	Investing in high potential hydrocarbon areas in Colombia and abroad;

•	Selectively acquiring reserves;

•	Implementing new strategies and deploying state-of-the art technologies to increase reserve recovery of new and mature fields;

•	Investing in the development of natural gas and heavy crude oil; and

•	Entering into new joint ventures with regional and international oil companies in Colombia and abroad.

Exploration

Our exploration plan in Colombia is focused on exploration near existing production sites; exploration in already producing basins; and exploration in frontier areas including off-shore areas with potential for large findings.  Our exploration strategy outside Colombia is focused on larger prospects.

In 2008, surface exploration in Colombia by acquisition of seismic data covered approximately 16,286 equivalent kilometers of which we participated in 6,789 equivalent kilometers representing a 120% increase as compared with 2007, corresponding to 2,018 kilometers of 2D seismic data and 2,807 square kilometers of 3D seismic data.  Of this amount 3,236 equivalent kilometers were directly prospected by us, 2,094 equivalent kilometers were prospected together with our business partners in Colombia, 354 equivalent kilometers were prospected together with our business partners in international fields and 1,105 equivalent kilometers were prospected by third parties under sole risk contracts.  (1 square kilometer (3D seismic data) corresponds to 1.7 kilometers (2D seismic data) of equivalent kilometers).

Exploration Activities in Colombia

We conduct exploration in Colombia on our own and through joint ventures with regional and international oil and gas companies.  We also benefit from sole risk contracts when commercial reserves are found.  In the case of sole risk contracts, we do not take any exploration risk.

The following table sets forth the number of gross and net exploratory wells drilled by us and our joint venture partners, and the exploratory wells drilled by third parties under a sole risk contract for the years ended December 31, 2008, 2007 and 2006.

	For the year ended December 31,
	2008	2007	2006
Gross Exploratory Wells:

Owned and operated by Ecopetrol
Productive(1)	4	1	1
Dry(2)	6	3	2
Total	10	4	3

Operated by Ecopetrol in Joint Venture
Productive	1	1	–
Dry	0	2	1
Total	1	3	1

Operated by Partner in Joint Venture
Productive	1	–	–
Dry	3	5	–
Total	4	5	–

Net Exploratory Wells:
Productive	4.9	1.4	1
Dry	6.5	5.6	2.5
Total	11.4	7	3.5

Sole Risk(3):
Productive	8	8	14
Dry	12	13	16
Total	20	21	30

(1)	A productive well is an exploratory well that is not a dry well.
(2)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(3)	We do not take any risk in sole risk contracts but we benefit from successful exploratory efforts. See Item 4 — “Overview of Exploration and Production Contractual Arrangements.”

In 2008, our gross and net exploratory wells drilled included two international wells drilled: one in Peru with our business partner Repsol, where we have a 49.5% ownership interest and one in the Gulf of Mexico with our business partner Shell, where we have a 25% ownership interest.  Both were dry wells.

The following table sets forth our current net and gross exploratory wells drilled at March 31, 2009.

	For the three-month period ended March 31, 2009
	Gross	Net
Number of net and gross wells drilled:
Joint ventures	0	0
Sole Risk	0	0
Directly Ecopetrol	3	3
Total	3	3

International Exploration Activities

Our international exploration strategy is focused on securing blocks available for exploration and entering into joint ventures with international and regional oil companies.  Exploring outside Colombia will allow us to diversify our risk and improve the possibilities for increasing our crude oil and natural gas reserves.  In December 2006, the incorporation of Ecopetrol Oleo e Gas do Brasil Ltda., our first foreign affiliate, represented a milestone in our international expansion.  With the incorporation of our first foreign affiliate, we initiated our international exploration and the consolidation as an international oil and gas company.  In 2007, two new operating subsidiaries were incorporated, Ecopetrol del Peru and Ecopetrol America Inc.

As of December 31, 2008, we have signed 16 agreements to participate in exploratory blocks in Peru (9), Brazil (6) and the Gulf of Mexico (1).  Our partners include, among others, Talisman, BP, Anadarko, Repsol-YPF, Petrobras, Petroperu, Petrogal, CVRD, Shell, ENI, Statoil and New Field.

In February 2009, we, in partnership with Korea National Oil Corporation (KNOC), acquired a 100% stake (50% for each participating company) in Offshore International Group Inc. (OIG).  OIG is the U.S. parent of Petrotech Peruana S.A., which carries out crude oil exploration and production activities in Peru.

In March 2009, we entered into an agreement with Maurel and Prom pursuant to which we acquired in May 2009 100% of its stake in its subsidiary in Bermuda, Hocol Petroleum Limited.  Hocol Petroleum Limited’s most important assets are Hocol and Homcol, two companies incorporated in the Cayman Islands with branches in Colombia involved in crude oil and natural gas exploration and production activities in Colombia.

Production

Our average daily production of hydrocarbons in 2008 totaled 447 thousand boe, of which 362 thousand bpd corresponded to crude oil and 85 thousand boe corresponded to natural gas.  Of our 362 thousand bpd, 172 thousand bpd came from fields we directly operate and 190 thousand bpd came from our participation in joint ventures, shared risk agreements and other contractual arrangements with our business partners.  During 2007, our average daily production of hydrocarbons totaled 399 thousand boe, of which 327 thousand bpd corresponded to crude oil and 72 thousand boe corresponded to natural gas.  Our average daily production of hydrocarbons in 2006 was 385 thousand bpd, of which 316 thousand bpd corresponded to crude oil and 69 thousand boe to natural gas.  Our production during 2008 consisted of approximately 70% light and medium crudes (with a gravity between 16º and 35º American Petroleum Institute or API) and 30% of heavy crudes, with a gravity lower than 15° API.

Our crude oil and natural gas production includes 110 fields directly operated by us and 184 fields in joint venture with 40 oil companies.  At December 31, 2008, we were the largest participant in the Colombian hydrocarbons industry with approximately 66% of crude oil production and approximately 56% of natural gas production.

We produce crude oil and natural gas in the five administrative regions.  The Northeastern region has significant production of natural gas and light crude oil while the Central region and the southern part of the Mid-Magdalena Valley region have the most significant production and prospects of heavy crude oil, and currently produce light and medium crude oil.  The Catatumbo-Orinoquía region has significant production of medium crude oil and the Southern region has production of medium and light crude oil.

We undertook development drilling in the five producing regions and applied new technologies, allowing us to drill 146 gross development wells operated by us in 2008, 26 more than in 2007 and 81 more than in 2006.  Of the total gross development wells drilled in 2008, seven were dry wells, two of those located in the Catatumbo-Orinoquia region, two located in the Mid-Magdalena Valley region and three were located in the Southern region.  There were five dry development wells in 2007 and no dry development wells during 2006.

Relevant operational activities

During 2008 we drilled a significant number of horizontal wells, particularly in heavy crude oil fields.  We drilled two multilateral wells in the Castilla field, located in the Central Region, during the first quarter of 2008.  In conjunction with our partner Mansarovar, we also drilled two additional wells in the Nare-Teca field located in the Mid-Magdalena Valley Region.

In 2008, we undertook maintenance work in our waterfloods systems in the Casabe fields, located in the Mid-Magdalena Valley Region, to improve the crude oil production of these fields from approximately 8000 bpd to 10300 bpd.  In conjunction with our partner Occidental, we also evaluated the waterfloods and water injection systems in the Cira fields, located in the Mid-Magdalena Valley region, in order to increase the recovery factor of these fields.

The following table sets forth the number of gross and net development wells drilled exclusively by us and in joint ventures for the years ended December 31, 2008, 2007 and 2006.

	For the year ended December 31,
	2008	2007	2006
Northeastern Region:
Gross wells owned and operated by Ecopetrol	–	–	–
Gross wells in Joint Ventures(1)	1	2	6
Net Wells(2)	1	1	3

Mid-Magdalena Valley Region:
Gross wells owned and operated by Ecopetrol	90	77	45
Gross wells in Joint Ventures	344	153	34
Net Wells	285	146	62

Central Region:
Gross wells owned and operated by Ecopetrol	41	29	15
Gross wells in Joint Ventures	66	17	3
Net Wells	79	38	17

Catatumbo-Orinoquía Region:
Gross wells owned and operated by Ecopetrol	5	8	–
Gross wells in Joint Ventures	59	53	52
Net Wells	36	36	25

Southern Region:
Gross wells owned and operated by Ecopetrol	10	6	5
Gross wells in Joint Ventures	36	58	50
Net Wells	27	33	30

Total Gross wells owned and operated by Ecopetrol	146	120	65
Total Gross wells in Joint Ventures	506	283	145
Total Net Wells	428	254	137

(1)	Net wells correspond to the sum of wells entirely owned by us and our ownership percentage of wells owned in joint venture with our partners.
(2)	The information provided by our business partners regarding the number of wells drilled in joint ventures during 2008 was updated in February 2009.

Production Activities in Colombia

As a result of our 2008-2015 Strategic Plan and our investments in production activities, our average daily production of crude oil reached 362 thousand bpd in 2008, a 12% increase compared to 2007 and a 15% increase when compared to 2006.  The increase in average daily production is due to a 24% increase in production from fields developed with our business partners, which totaled 215 thousand bpd in 2008 from 175 thousand bpd in 2007, and a 4% reduction from fields operated by us, which totaled a 145 thousand bpd in 2008 compared to 151 thousand bpd in 2007.

The following table sets forth our average daily crude oil production, average sales price and average production costs (lifting costs) for the years ended December 31, 2008, 2007 and 2006.

	For the Year ended December 31
	2008	2007	2006
	(thousand bpd)

Northeastern region:
Joint venture operation	40.4	47.5	58.3
Direct operation	—	—	—
Total Northeastern region	40.4	47.5	58.3

Mid-Magdalena Valley region:
Joint venture operation	15.1	12.7	12.4
Direct operation	50.7	39.4	34.9
Total Mid-Magdalena Valley region	65.8	52.1	47.3

Central region:
Joint venture operation	28.6	15.3	3.7
Direct operation	93.7	82.8	85.7
Total Central region	122.3	98.1	89.4

Catatumbo-Orinoquía region:
Joint venture operation	70.9	64.9	63.8
Direct operation	3.0	6.0	1.9
Total Catatumbo-Orinoquia region	73.9	70.9	65.7

Southern region:
Joint venture operation	33.6	35.2	35.7
Direct operation	24.3	22.9	20
Southern region	57.9	58.1	55.6

Other (Includes Production tests
and International assets(1))	1.6

Total average daily crude oil production	361.9	326.6	316.2

Crude Oil Average Sales Price
(U.S. dollar per barrel(2))	83.98	64.76	53.39

Aggregate Average Lifting Costs of crude oil (U.S. dollars per barrel)	8.33	7.24	5.23
Aggregate Average Lifting Costs of crude oil (Ps$ per barrel)	16,376	15,057	12,343

(1)	Includes 1.3 thousand bpd of production from exploratory activities and 0.3 thousand bpd of crude oil production from our international fields located in the U.S. Gulf.
(2)	Lifting costs per barrel are calculated based on total production, including royalties.

The increase in our crude oil lifting costs for 2008 was mainly due to an increase in crude oil production activities, both directly and in association with our business partners, an increase in well maintenance activities and the appreciation in the average exchange rate for the Peso against the U.S. Dollar.

The table below sets forth the volumes of crude oil purchased from our business partners and volumes of crude oil purchased from the ANH corresponding to royalties which have been received by the ANH in-kind from producers for the years ended December 31, 2008, 2007 and 2006.

	For the year ended December 31,
	2008	2007	2006
	(million barrels)

Crude oil purchased
from the ANH	32.6	31.0	32.8
Crude oil purchased from our Business partners	18.8	12.7	10.0
Total	51.4	43.7	42.8

The following table sets forth our developed and undeveloped gross and net acreage of crude oil production by region for the year ended December 31, 2008.

	Production Acreage at December 31, 2008		Average crude oil production for the year ended December 31, 2008(1)
	Developed and Undeveloped		(thousand bpd)
	Gross	Net
	(in acres)
Northeastern region	200,350	120,210	40.4
Mid-Magdalena Valley region	1,282,339	635,944	65.8
Central region	521,697	330,799	122.3
Catatumbo-Orinoquía region	669,616	399,920	73.9
Southern region	1,502,376	847,454	57.9
International	5,760	530	0.3
Total	4,182,138	2,334,857	360.6

(1) Does not include 1.3 thousand bpd of production from exploratory activities.

The following table sets forth our total gross and net productive wells by region for the year ended December 31, 2008.

	At December 31, 2008
	Crude Oil		Natural Gas		Natural Gas and Crude Oil
	Gross	Net	Gross	Net	Gross	Net
Northeastern region	–	–	28	16	63	32
Mid-Magdalena Valley region	252	158	3	2	2146	1643
Central region	240	183	–	–	108	97
Catatumbo-Orinoquía region	393	242	–	–	261	176
Southern region	12	10	7	3	922	639
Total	897	593	38	21	3500	2587

Crude Oil

Light crude oil

Light crude oil has an API gravity 25º or higher and tends to have a higher sales price in the international market.  We develop and produce light crude oil in the Cravo Norte joint venture and in the Cusiana and Cupiagua fields.  During 2008, our production of light crude oil was 89 thousand bpd, a 9.5 % decrease compared to 98 thousand bpd produced in 2007.  During 2007, our production of light crude oil decreased 8.1% when compared to 107 thousand bpd in 2006.  The decrease in production is due to the decline of the fields as they are becoming mature and the recovery level continues to be lower.

Our most productive fields are located in the Catatumbo-Orinoquía and Northeastern regions.  These fields are:

(i) Caño Limón.  The Caño Limón field is located in the department of Arauca.  We participate in this field through a joint venture with Occidental Petroleum.  The production of the Cravo Norte project during 2008 reached 48.2 thousand bpd, compared to 50.4 thousand bpd in 2007 and 48.3 thousand bpd in 2006.  We estimate that the Cravo Norte project has approximately 54.4 million barrels of crude oil in proved reserves.

(ii) Cusiana and Cupiagua.  The Cusiana and Cupiagua blocks are located in the Piedemonte Llanero and are developed in partnership with British Petroleum and Total.  The project is composed by the Cusiana, Cupiagua, Pauto, Floreña and Volcanera fields.  The production of these fields during 2008 was 40.4 thousand bpd, compared to 47.5 thousand bpd in 2007 and 58.2 thousand bpd in 2006.  We estimate that the Cusiana and Cupiagua fields have approximately 145.8 million barrels of crude oil in proved reserves and 868.9 mcf of natural gas reserves.  The first joint venture agreement with British Petroleum and Total under which we produce crude oil and natural gas in these fields will expire in 2010 and the production rights will revert to us at no additional cost.  See Item 4 — “Overview of Exploration and Production Contractual Arrangements.”

Heavy crude oil

We consider heavy crudes those having an API gravity below 15º.  We develop, upgrade and produce heavy crude in the Central and Mid-Magdalena Valley regions.  From 2000 to 2008 we invested approximately US$1,430 million to expand our production of heavy crude oil, which increased from 24 thousand bpd in 2000 to 109 thousand bpd in 2008.  Our production of heavy crudes in 2008 reached 109 thousand bpd, a 35% increase when compared to 2007 as a result of the development of the Rubiales, Castilla and Chichimene fields, in the San Fernando Region.  In 2007, our production of heavy crudes amounted to 81 thousand bpd compared to 68.5 thousand bpd in 2006 mainly as a result of the development of the Rubiales and Castilla fields.  We are committed to developing our heavy crude reserves as they are an integral part of our growth strategy.

Our most important heavy crude oil projects are:

(i) Cubarral.  The Cubarral block is located in the Central region and is composed of the Castilla and Chichimene fields with approximately 167 million barrels of developed and undeveloped proved reserves.  We decided to undertake the development of the project and selected a strategic partner for exploration in the Caño Sur Block.

(ii) Rubiales.  The Rubiales field is located in the Central region and is developed in joint venture with Metapetroleum.  Investments in this field during 2008 amounted to US$164 million as we and our business partner drilled 61 development wells and enlarged our fluid treatment facilities.  The Rubiales field increased Ecopetrol’s production from 10.6 thousand bpd in 2007 to 20 thousand bpd in 2008.  We expect our production share during 2009 to reach 30.3 thousand bpd.

(iii) Nare-Teca.  Nare-Teca field is located in the Mid-Magdalena Valley region developed in joint venture with Mansarovar, a joint venture between Sinopec from China and Oil and Natural Gas Corporation Ltd. from India.  During 2008, we invested approximately US$94 million in drilling 173 development wells and fluid treatment facilities.  We expect our production share to increase to 11 thousand bpd in 2009 and to reach a maximum of 15 thousand bpd by 2010.

Mature fields

We consider the development of mature fields an integral part of our strategy to increase average daily production and hydrocarbon reserves.  Mature fields are those fields that have reached their maximum output and have entered their final decline in production.  Approximately 70.4% of our fields are considered mature.  However, these reservoirs, discovered over 20 years ago, still have significant reserves which can be recovered through aggressive drilling campaigns and by applying new technologies.  We continue to focus our efforts on improving the productivity ratio of several directly operated mature fields and other fields currently held in joint venture with other oil companies, which will become mature in the near future.

For the last six years, we have been developing mature fields in all five regions.  As a result of these activities, we were able to reduce the rate of decline in production from mature crude oil fields which totaled 227.2 thousand bpd in 2008 compared to 227 thousand bpd in 2007 and 228 thousand bpd in 2006.

The table below describes the location, number and daily production of our mature fields for the periods indicated below.

	At December 31, 2008	For the year ended December 31,
	Number of fields	2008	2007	2006
		(thousand bpd)
Northeastern region:
Joint Venture	5	40.4	47.5	58.2
Direct Operation	—	—	—	—
Total Northeastern region	5	40.4	47.5	58.2

Mid-Magdalena Valley region:
Joint Venture	15	4.1	5.2	5.4
Direct Operation	32	50.9	39.0	34.9
Total Mid-Magdalena Valley region	47	55.0	44.2	40.3

Central region:
Joint Venture	5	1.4	1.5	1.8
Direct Operation	19	20.8	23.5	26.0
Total Central region	24	22.2	25	27.8

Catatumbo-Orinoquía region:
Joint Venture	56	67.9	64.1	57.5
Direct Operation	6	4.8	5.7	5.7
Total Catatumbo-Orinoquía region	62	72.7	69.7	63.2

Southern region:
Joint Venture	37	13	17.6	18.0
Direct Operation	32	23.9	22.9	20.0
Total Southern region	69	36.4	40.5	38.0

Total	207	227.2	227	228

Purchase Commitments with our business partners

We have entered into a number of crude oil purchase contracts with certain of our business partners.  Crude oil purchased from our business partners is either processed in our refineries or exported.  The purchase price is calculated based on international market prices.  Consequently, our total financial exposure depends on the international prices of oil and volumes produced.  We believe that the risk of such exposure is hedged because we either export the crude oil at international market prices or sell refined products at prices which are correlated with international market prices.  During 2008, the total volumes of crude oil we purchased from our business partners amounted to 23% of our total crude oil sales.

Deliveries of crude oil are made on a continuous basis.  At March 31, 2009 we had 40 of these contracts outstanding, of which 16 or 40% expire in 2009, 21 or 52.5% expire in 2010 and the remaining 3 or 7.5% thereafter.

Under most of our existing contracts we are obliged to purchase 100% of our partner’s production in the specific field.  However, beginning in the last quarter of 2008, we began signing contracts capping our obligation to purchase at a certain level depending on production forecasts.  As of February 28, 2009, our accumulated purchases of crude oil under these commitments amounted to 66.1 thousand bpd of crude oil for 2008.

The term of some of our purchase contracts is linked to the term of the joint venture agreements signed with our business partners.  Other clauses of the contracts such as price and place of delivery may be subject to renegotiation during the term of the contract.  Other purchase contracts not linked to joint venture agreements may be extended and renegotiated by the parties.  We expect to renegotiate and extend our most significant purchase contracts not linked to the joint venture agreements.

Natural Gas

Our production of natural gas is driven by the growth of local demand and exports to Venezuela.  In 2008 we produced 487 mcfpd, an 18.5% increase when compared to 2007 and a 23.6% increase when compared to 2006.

The following table sets forth our average daily natural gas production, our average sales price and average production costs (lifting costs) for the years ended December 31, 2008, 2007 and 2006.

	For the year ended December 31, 2008
	2008	2007	2006
	(mcfpd)

Northeastern region:
Joint Venture	451.8	375.4	348.0
Direct Operation	—	—	—
Total Northeastern region	451.8	375.4	348.0

Mid-Magdalena Valley region:
Joint Venture	6.0	8.1	10.2
Direct Operation	21.4	21.5	21.8
Total Mid-Magdalena Valley region	27.4	29.6	32.0

Central region:
Joint Venture	—	—	—
Direct Operation	1.7	1.6	7.7
Total Central region	1.7	1.6	7.7

Catatumbo-Orinoquía region:
Joint Venture	1.0	1.1	1.8
Direct Operation	—	—	—
Total Catatumbo- Orinoquía region	1.0	1.1	1.8

Southern region:
Joint Venture	2.8	3.3	4.2
Direct Operation	2.2	1.0	0.2
Total Southern region	5.0	4.2	4.5

Total natural gas production	486.8	412.0	394.0

Natural gas average sales price (U.S. dollar per mbtu)(1)	3.73	1.98	2.04
Aggregate Average Lifting Costs of natural gas (U.S. dollars per mbtu)(2)	0.29	0.21	0.20
Aggregate Average Lifting Costs of natural gas ((Ps$ per mbtu)(2)(3)	580.0	427.2	479.3

(1)	Corresponds to million British thermal units.
(2)	Corresponds to lifting costs from La Guajira fields. Lifting costs per barrel are calculated based on total production, including royalties.
(3)	Corresponds to Colombian Pesos

Natural gas lifting costs increased to US$0.29 per thousand cubic feet (“thousand cf”) in 2008 from US$0.21 per thousand cf in 2007 due to (i) an increase in the disbursements for minor projects related to natural gas treatment in the Guajira fields as established in the contract with our business partner Chevron, (ii) an increase in the production payments to Petrosantander as a result of an increase in volumes and the sales price of natural gas (pursuant to our contract with them) and (iii) the appreciation in the average exchange rate for the Peso against the U.S. Dollar.

The following table sets forth our developed and undeveloped gross and net acreage of natural gas production by region:

	Developed and Undeveloped Production Acreage as of December 31, 2008		Average natural gas production for the year ended December 31, 2008
	(in acres)		(thousand cfpd)
	Gross	Net
Northeastern region	238,801	142,127	451.8
Mid-Magdalena Valley region	769,582	455,228	27.4
Central region	201,415	129,384	1.7
Catatumbo-Orinoquía region	10,166	—	1.0
Southern region	241,933	121,802	5
Total	1,461,897	848,539	486.6

Northeastern region

The largest production of natural gas in Colombia is located in the Northeastern region, which we develop under two joint venture contracts.  We develop the Guajira natural gas reserves with our partner Chevron and the Cusiana and Cupiagua reserves in partnership with British Petroleum and Total.  Natural gas production in the Northeastern region averaged 451.8 mcfpd in 2008.  The natural gas produced from these fields is used to supply our local demand and the surplus is exported to Venezuela.

As a result of the age and the decline rate of the Cusiana, Cupiagua and Floreña crude oil fields, we commenced production of natural gas for sale with the construction of a new gas treatment plant in 2006.  As a result, natural gas treatment capacity in the Cusiana fields increased to 200 mcfpd.  During 2008 the production of natural gas for sale from the Cusiana, Cupiagua and Floreña fields totaled to 255.2 mcfpd, a 21% increase when compared with the 210.7 mcfpd produced in 2007.  Currently, we are re-injecting a significant percentage of natural gas in the Cusiana and Cupiagua fields to keep the current recovery ratio.  We plan to build two new plants, including a natural gas treatment plant to increase treatment capacity and production of natural gas for sale to 410 mcfpd by 2011.

We have additional natural gas production located in the Gibraltar block in the department of Arauca.  We are currently building the production and transportation infrastructure.  We expect the Gibraltar block to start producing approximately 30 mcfpd in the fourth quarter of 2009.

Reserves

Our net proved reserves of crude oil and natural gas at December 31, 2008, totaled 1,137.0 million boe, which represents a 6.0% decrease from 1,209.9 million boe registered in 2007.  In 2007, our proved reserves decreased 3.4% from the 1,252.5 million boe registered in 2006.  The reduction in our reserves in 2008 is mainly due to (i) a decrease in the ratio at which we replaced reserves as a result of a lower crude oil valuation price at December 31, 2008 and (ii) an increase in our 2008 crude oil and natural gas production, both of which were partially offset by an increase in reserves classified as proved reserves and new projects to be developed in 2009.  Our crude oil reserves in 2007 decreased to 857 million barrels of crude oil from 921 million barrels of crude oil in 2006 offset by our natural gas proved reserves which increased to 1,980 million cubic feet or mcf from 1,860 mcf of reserves in 2006.

Hydrocarbon reserves were calculated based on the valuation method established by the SEC.  Our hydrocarbon net proved reserves have been audited in 2008 by Ryder Scott, DeGolyer and MacNaughton and Gaffney, Cline & Associates (collectively, the “External Engineers”).  These firms have audited 89% of our total net proved reserves.  The information presented below and elsewhere in this annual report referring to our 2008 net proved reserves estimates is based on those reports and on our own calculations for the remaining 11% of our hydrocarbon net proved reserves.  Our 2008 crude oil and natural gas net proved reserves include reserves from our first international production asset located in the Gulf of Mexico.

Our reserves were audited in 2006 by the External Engineers.  We updated the reserve estimates at December 31, 2007 using the same valuation method.  In July 2008, the External Engineers audited 85% of our reserves at December 31, 2007 but the reserve estimates for 2007 shown in this annual report are ours.  The total negative difference between our estimates and those of the experts with respect to the 85% of reserves that were audited is 5.6%.  Although the total difference was not material, there were significant differences, both positive and negative, with respect to particular fields.  The most important differences, on a field by field basis arise from the following four areas:  (1) Evaluation of the quality and quantity of information available to incorporate reserves as proved with reasonable certainty, reflecting changes for the Tibu (+100.6% or 12.77 million barrels), Casabe (-14.8% or 6.01 million barrels) and Gibraltar (-59.2% or 18.48 million boe) fields; (2) differences in quantifying depletion rates for purposes of estimating future production, affecting the estimates for the Cusiana (-33.4% or 29.65 million barrels), San Francisco (-70.2% or 20.58 million barrels), Guando (-8.9%  or 6.4 million barrels), La Cira (-18.2% or 8.99 million barrels) and Orito (-25.8% or 4.57 million barrels) fields; (3) differences in the method used to estimate the reserves in the Cupiagua fields  (+23.9% or 17.3 million barrels) which in 2006 was the gas/oil ratio against accumulated gas and  in 2007 was oil rate against time; and (4) as a result of differences in the External Engineers’ interpretations, the economic limits differ with respect to the ones reported by us, therefore reflecting differences between operating expenses and capital expenditures applied by us and by the External Engineers. We do not deem these differences to be significant with respect to the impact on the Company’s estimates as a whole.

The reserve information presented in this section is based on the SEC’s valuation method used for U.S. GAAP purposes.  See Item 5 –  “Operating and Financial Review and Prospects – Principal differences between Colombian Government Entity GAAP and U.S. GAAP” and Note 33 to our consolidated financial statements.

The following table sets forth our estimated net proved reserves (developed and undeveloped) and net proved developed reserves of crude oil for the years ended December 31, 2008, 2007 and 2006.

	At December 31,
	2008		2007		2006
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(million barrels)
Northeastern region	107.8	66.3	133.2	87.5	127.1	96.1
Mid-Magdalena Valley region	214.0	136.8	214.5	154.5	217.4	140.3
Central region	265.1	138.8	218.2	153.1	282.4	125.5
Catatumbo – Orinoquía region	104.6	82.9	109.9	97.2	96.9	88.0
Southern region	106.6	92.8	181.5	159.0	197.2	160.8
Total Colombia	798.1	517.6	857.4	651.3	921.2	610.7
Total International	0.8	0.8	-	-	-	-
Total	798.9	518.4	857.4	651.3	921.2	610.7

The following table sets forth our estimated net proved reserves (developed and undeveloped) and net proved developed reserves of crude oil and natural gas by region for the years ended December 31, 2008, 2007 and 2006.

	At December 31,
	2008		2007		2006
	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed	Proved Developed and Undeveloped	Proved Developed
	(million boe)
Northeastern region	437.8	187.4	467.7	286.9	442.3	259.9
Mid-Magdalena Valley region	221.3	143.1	228.8	166.9	232.9	153.0
Central region	265.1	138.8	218.2	153.1	282.4	125.5
Catatumbo – Orinoquía region	104.6	82.9	109.9	97.2	97.0	88.1
Southern region	107.4	93.7	185.3	162.7	197.9	161.4
Total Colombia	1,136.2	645.8	1,209.9	866.9	1,252.5	788.0
Total International	0.8	0.8	-	-	-	-
Total	1,137.0	646.6	1,209.9	866.9	1,252.5	788.0

The following table sets forth our estimated net proved developed and undeveloped reserves of crude oil and natural gas at December 31, 2008, 2007 and 2006.

	Net proved developed and undeveloped Reserves
	Oils	Gas	Total
	(million barrels)	(gcf)	(million boe)

Reserves at December 31, 2006	921.2	1,860.4	1,252.5
Revisions	25.9	74.0	39.0
Extensions and discoveries	9.8	164.1	39.0
Production	(99.6)	(118.8)	(120.7)
Reserves at December 31, 2007	857.4	1,979.6	1,209.9

Revisions	44.1	54.5	53.8
Extensions and discoveries	8.3	0.8	8.4
Production	(111.0)	(136.0)	(135.2)
Reserves at December 31, 2008	798.9	1,898.9	1,137.0

Net proved developed reserves
At December 31, 2006	610.7	995.4	788.0
At December 31, 2007	651.3	1,210.5	866.9
At December 31, 2008	518.4	720.6	646.6

The above referenced net royalty reserve amounts are the same amounts used to reconcile Note 33 to our consolidated financial statements under FAS 69.

Current Activities

During the first quarter of 2009, our average production of crude oil was 375.53 thousand barrels per day.  Our average production of natural gas during the same period was 467.1 million cubic feet per day for a total production of 457.4 thousand boe per day.  We drilled 107 new wells in the first quarter of 2009, 16 of which are injector wells.

Overview of Exploration and Production Contractual Arrangements

Contractual Arrangements for the exploration and production of crude oil and natural gas in Colombia

Introduction

Colombia has modified the contractual regime governing the exploration, development and production of hydrocarbons several times since its introduction in 1970 to address the country’s exploration and production needs.  The exploration and production contracts entered into by our business partners and us provide for the production split, the length of the exploration and production terms and royalty payments.

Under Colombian law, an existing contract cannot be modified because of a change to the contractual regime, except in the cases of public order regulations.  As a result, contracts that were executed prior to the issuance of a new contractual regime remain in force and are not affected by the new regime put in place subsequently.  At December 31, 2008, we were party to 37 agreements executed under the contractual regime existing prior to 1994; to 39 agreements executed under the contractual regime existing between 1994 and 2004; and to 9 agreements executed under the contractual regime existing after 2004.

Under joint venture contracts entered into before March 1994, which include the Cusiana and Cupiagua crude oil fields, the private investor explored a previously agreed upon area at its own risk and expense.  Thereafter, we had the option to become a joint venture partner by reimbursing the investor 50% of the exploration costs of oil wells within commercially viable fields and 50% interest of all future development costs related to those fields.  Once we became a partner, we had a 50% interest in the production of the field.

If we decided not to become a joint venture partner within a certain period of time, the private investor had the right to enter into a sole risk contract for the field’s crude oil production until it had recovered 200% of its investment and a 100% of its total costs.  Thereafter, we could participate in the development of the field and all future costs and expenses are automatically shared with our partner as if we had elected to become a joint venture partner in the field.

Beginning in 1994, modifications were made to standard joint venture contracts to maintain the private investor’s share of production at 50% until aggregate production exceeded 60 million barrels.  Thereafter, our share increased gradually, up to a maximum of 70% of production.  In 1995, further modifications to the standard joint venture contracts required us to pay for half of the exploration costs, not only for wells that ultimately proved to be productive, but also for dry wells, stratigraphic wells and seismic exploration in fields that became commercially viable.  The modifications also provided for competitive bidding for the right to explore and develop marginal fields (defined according to certain technical, financial and operational criteria).  In the bidding process, private companies presented bids based on percentages of production they would pay us in exchange for the rights to develop these fields.  Winning bidders were responsible for all future investment and operating costs related to the field.

The standard joint venture contracts were once again modified in 1997 to promote private sector activity in the development of inactive areas and small fields and in the exploration for natural gas.  These modifications extended the exploration periods, increased the levels of reimbursement for private companies’ exploration costs and provided for the reimbursement of exploration costs in real terms and denominated in U.S. dollars.

In 1999, the Government adopted two additional modifications to the standard terms of the joint venture contracts, applicable to new joint venture contracts:

•
Reduction of Our Initial Participation.  The Government reduced our initial participation under the joint venture contracts from 50% to 30%.  At December 31, 2008, we had 31 joint venture contracts outstanding in which our 50% participation did not change, and 14 joint venture agreements are outstanding where our participation was 30%.

•
Modified R-Factor.  The Government modified the formula used to determine the increase in our share of total production or the R-Factor.  The R-Factor is calculated by dividing accumulated revenues in cash by investments and costs.  If the R-Factor increases above a certain profitability threshold, then our share of production increases above the initial 30%.  Pursuant to the 1999 modifications, we raised the profitability threshold at which the R-Factor triggers an increase in our share from 1.0 to 1.5.  Private companies benefited from this modification because our share remained at 30% for a longer period of time.  In addition, the R-Factor was calculated in constant dollars.  This new calculation method was designed to prevent inflation from causing an increase in the R-Factor and a corresponding increase in our share.

We also entered into various types of arrangements in connection with our own crude oil and natural gas exploration and production projects.  These arrangements included:  risk participation contracts, shared-risk contracts, risk services contracts and discovered undeveloped fields contracts.

•
Risk Participation Contracts.  Under these contracts, we assumed 15% of the exploration costs and risks at the beginning of the second year in exchange for a larger participation in the future production and equal representation on the executive committee of the joint venture.  At December 31, 2008, we had three risk participation contracts in effect.

•
Incremental Production Agreements.  We currently have two types of incremental production agreements, the standard incremental production agreements or SIPA, and the development of incremental production project agreements or DIPA.  Under the SIPA, we calculate the total number of proved developed reserves available in a specific field or well and then establish a base production curve for the reserves.  Any future production exceeding the curve, which we refer to as incremental production, results from extracting proved undeveloped reserves or probable reserves which require additional investments funded by our partners under the SIPA.  We have the right to a previously specified percentage of the incremental production.  Our percentage participation varies depending on the total amount invested by our partners and on the R-Factor which cannot be lower than 1.5.  The volume produced under the production curve is not shared with our partners.  At December 31, 2008, we had three SIPAs in effect.

Under the DIPA, we file a request with the Ministry of Mines and Energy to approve an incremental production project for a field that we directly operate.  If the project is approved, we agreed with our partners to develop the field and we determine mandatory investment thresholds for our partners.  We are not required to fund any investment.  The production from the field is distributed to us and our partners receive a percentage of the total production from the field which varies depending on the invested amount.  Once the mandatory investment stage expires, we agree with our partners on the percentage of production, total costs and additional investments to be paid by each party.  We pay 20% royalties to the Nation on the base production curve and variable royalties on any incremental production.  Additionally, in the event of higher prices and large volumes, we have adjustment clauses to increase our share in the production.  At December 31, 2008, we had two DIPAs in effect.

•
Shared-Risk Production Contracts.  Under these contracts, we remain as operators of the field and assume responsibility for 50% of all investments and costs.  Private oil companies submit bids to enter into agreements with us based upon the production percentage they will assign to us.  The successful bidder has the right to enter into the shared-risk contract with us.  At December 31, 2008, we had one shared-risk production contract outstanding.

•
Risk Service Production Contracts.  We began using the risk production service contract in January 1998 to increase production through the use of new technologies in crude oil fields then operated by our partners.  All investments in new technologies were made by our partners who received a tariff payment based on a formula that took into account the incremental production resulting from the technological and operative investments.  At December 31, 2008, we had two risk service contracts outstanding for the development of the Valdivia-Almagro field and the Rancho Hermoso field located in the Mirador formation.

•
Discovered Undeveloped Fields Contracts.  We have entered into discovered undeveloped fields contracts to promote exploration by private companies of both undeveloped and inactive fields.  Under this agreement, the contracting party assumes all costs and expenses for the development and operation of a field in exchange for a previously specified fee per barrel, which varies depending on the production level.  At December 31, 2008, we had 18 discovered undeveloped fields contracts outstanding.

•
Sole Risk Contacts. After 2000, the party deciding to enter in a sole risk contract has the right to recover 100% of its investment and costs.  Thereafter, we can participate in the development of the field sharing all new investment and costs.  At December 31, 2008, we had 15 sole risk contracts outstanding.

Current Contractual Regime

In 2004, the authority to enter into exploration and production contracts was assigned to the ANH under a different exploration and production contractual scheme.  We became an operator like any other company, competing with all other regional and international oil companies in Colombia for exploration and production opportunities under the same conditions and without any special rights.  Decree Law 1760 gave us the ability to maintain in effect all contracts we had entered into prior to January 1, 2004, as well as to have absolute discretion as to whether or not such contracts would be extended after their stated termination date.  If we decide not to extend the contracts, the production rights will revert to us and we would have the right, at no additional costs to us, to exploit the associated reserves indefinitely.  Contracts entered into by us after January 1, 2004, that are not extended by the ANH, they will revert to the ANH and not to us.

The ANH introduced two new model contracts to replace the previously used joint venture contracts:  the exploration and production contract and the technical evaluation agreement.

•
Exploration and Production Contract or E&P.  Under the E&P contract the contractor, including us, assumes all exploration and production activities.  The contractor also assumes all risks and costs of exploration and is the sole owner of all production and assets involved in the exploration and production activities for the term of the contract.  There is no partnership or joint venture between the contractor and the ANH.

•
Technical Evaluation Agreements or TEA.  The scope of the technical evaluation agreement is limited to exploration activities.  Under this agreement, the contractor can evaluate a specific area and decide whether or not it will enter into an exploration and production contract.  The contractor assumes all risks and costs of the activities and operations.  The agreement may be entered into for an 18-month period for on-shore areas and up to a 24-month period for off-shore areas.

We have entered into a number of exploration and production contracts with regional and international oil companies.  Please see Annex I — “Description of Exploration and Production Contracts” for a list of our exploration and productions contracts still in force at December 31, 2008 which describes the main characteristics of these contracts, including the region where they are developed, the identity of our partners and operators, our ownership percentage, the expiration date, the percentage of royalties we have to pay, and whether or not once expired and not extended by us, they will revert to us.

Management of crude oil and natural gas joint ventures

Every crude oil and natural gas joint venture development has an executive committee, which makes all technical, financial and operational decisions.  All major decisions are made unanimously, including for those projects where we have less than a 50% economic interest.  Although we do not operate a number of these joint ventures under development, we do have an active role in the decision making process and development of the projects.  As a result, we have direct control over the development of joint ventures, even for those joint ventures where we have less than a majority economic interest.

Refining and Petrochemicals

Summary

There are two main refineries in Colombia:  Barrancabermeja, which we own and operate, and Cartagena, which we own since May 2009 and operate.  We also own two other minor refineries, Orito and Apiay.  In April 2007, we transferred the Cartagena Refinery’s assets to Glencore International AG or Glencore in exchange for a 49.0% interest in Refinería de Cartagena S.A.  In February 2009, we entered into a memorandum of understanding  with Glencore pursuant to which we acquired in May 2009 all of its stake in Refinería de Cartagena S.A. through our subsidiary Andean Chemicals, thereby becoming the sole indirect owner of Refinería de Cartagena S.A.  Our refineries produce a full range of refined products including gasoline, diesel, jet fuel, liquefied petroleum gas or LPG and heavy fuel oils among others.

During 2008, refining and petrochemicals investments amounted to Ps.776  million.  These investments comprised 93 different projects, including re-conversion, upgrading, equipment replacement and environmental projects.

The following table sets forth our daily average installed and actual refinery capacity for each of the last three years.

	For the year ended December 31,
	2008			2007			2006
	Capacity	Through- put	% Use	Capacity	Through- put	% Use	Capacity	Through- put	% Use
					(bpd)

Barrancabermeja	250,000	232,052	93%	250,000	229,650	92%	250,000	232,000	93%
Cartagena	80,000	78,028	98%	80,000	80,270	100%	80,000	80,284	100%
Apiay	2,500	1,314	53%	2,500	2,208	88%	2,500	1,839	74%
Orito	2,500	1,176	47%	2,500	1,128	45%	2,500	810	32%
Total	335,000	312,570	93%	335,000	313,256	94%	335,000	314,933	94%

The average conversion ratio for the Barrancabermeja and Cartagena refineries was 79% and 76% respectively.  In 2008 these refineries supplied the local demand for fuels and produced a surplus of certain refined products for export.  Over the last three years we have maintained the conversion ratios of our refineries at similar rates, 78.3% in 2008, 80.4% in 2007 and 79.0% in 2006.

The refining margin decreased from 10.4 US$/Bl in 2007 to 4.47 US$/Bl  in 2008 mainly due to the “crack spread” (difference between the prices of refined products and the prices of crude oil) and, especially, to low gasoline and LPG prices.

Strategy

During 2008, we made significant progress in achieving our corporate goals to (i) position the Barrancabermeja and Cartagena Refineries among Latin-America’s first quartile within the Solomon Index (which classifies refineries by their performance and rank) by 2010 and (ii) implement an aggressive investment plan that will allow us to reach a production level of 650 thousand bpd and 2.7 million tons per year.  This strategy is oriented towards improving the configuration of the Barrancabermeja and Cartagena refineries and upgrading them to high conversion through the addition of coking capacity, hydrocracking and complimentary hydroprocessing units and making the necessary modifications in order for the fuels produced by the refineries to comply with more stringent environmental regulations in Colombia and our export markets.  Our strategy is also focused on refining heavy crude oil and increasing our production of petrochemicals.  The strategy may also include further upgrades and expansions and selectively acquiring additional refining assets.  We seek to improve our ranking in the Solomon Index, which classifies refineries by their performance and rank, to be one of the best refineries in Latin America.

Barrancabermeja Refinery

In the Barrancabermeja refinery we produce a variety of fuels, such as regular and premium unleaded gasoline, diesel fuel, kerosene, jet fuel, aviation fuel, LPG, fuel oil and sulfur.  We also produce petrochemicals, including, paraffin waxes, lube base oils, low-density polyethylene, aromatics, asphalts, alkylates, cyclohexane and aliphatic solvents, and refinery grade propylene.

The fuel hydro-treatment facility in the Barrancabermeja refinery is another major refining project that we have undertaken, which will enable us to meet existing regulation requirements relating to fuel quality standards, including diesel fuel with maximum sulfur content of 50 parts per million by 2010.

The Barrancabermeja refinery is undergoing a modernization process aiming to convert the refinery into deep conversion, allowing it to process heavy and extra-heavy crudes produced in local fields and increase production of mid-distillates for the local market, as well as producing fuels meeting international sulphur content standards.  This project should be in operation in 2013.

Cartagena Refinery

In order to develop the Cartagena Refinery master plan, we selected Glencore as our strategic partner.  Refinería de Cartagena S.A. began its operations on April 1, 2007.  The refinery’s products are mainly exported to the Caribbean and the United States.  In February 2009, as a result of financing difficulties experienced by Glencore which were making it difficult for it to develop the master plan, we entered into a memorandum of understanding with Glencore pursuant to which we acquired in May 2009 all of its stake in Refinería de Cartagena S.A. through our subsidiary Andean Chemicals, thereby becoming the sole indirect owner of Refinería de Cartagena S.A.

As part of this overhaul plan we expect to increase the competitiveness and profitability of the Cartagena Refinery through the modernization of its facilities and processes and improve the reliability of the refinery’s units.  We plan to increase the refinery’s production capacity to 150 thousand bpd by 2013 and improve refining margins by processing cheaper heavy crude oils; raising the conversion ratio, and producing a higher quality product slate.  We also expect to satisfy existing environmental regulations for fuels by reducing sulfur content in gasoline and diesel fuel, thus complying with national and international fuel standards.

The following table sets forth our production of refined products at the Barrancabermeja refinery for the years ended December 31, 2008, 2007 and 2006.

	For the year ended December 31,
	2008	2007	2006
		(bpd)
LPG, Propylene and Propane	18,227	18,019	19,515
Motor Fuels	77,110	78,663	78,466
Jet Fuel and Kerosene	15,861	15,152	15,046
Diesel	60,633	66,931	63,136
Fuel Oil	48,747	41,387	47,837
Lube Base Oils and Waxes	2,031	1,752	1,418
Aromatics and Solvents	2,893	3,227	3,191
Asphalts	6,862	6,434	4,574
Other Products	998	477	1,004
Total	233,363	232,042	234,186
Difference between Inventory of Intermediate Products	1,897	(441)	803
Total Production	235,259	231,601	234,989

The following table sets forth our production of refined products at the Cartagena Refinery for the years ended December 31, 2008, 2007 and 2006.

	For the year ended December 31, (1)
	2008	2007	2006
		(bpd)
LPG, Propylene and Butane	4,869	3,117	3,390
Motor Fuels	24,577	27,198	29,122
Jet Fuel and Kerosene	6,969	6,911	7,704
Diesel	20,260	21,534	22,096
Fuel Oil	18,495	19,288	17,815
Aromatic Tar	820	1,162	1,552
Other Products	33	46	51
Total	76,024	79,256	81,730
Difference between Inventory of Intermediate Products	2,176	1,499	(517)
Total Production	78,200	80,755	81,213

(1)	The table shows the entire production of the Cartagena Refinery.

In addition to our product slate, we have started to purchase low-sulfur diesel and biodiesel to improve the quality of the diesel produced in the Barrancabermeja and Cartagena refineries.  The Cartagena Refinery is currently purchasing biodiesel fuel in the local market and mixing it with its production of diesel to reduce sulfur content.  The Barrancabermeja refinery is also working on improving the quality of its diesel products and is currently importing low-sulfur diesel.  The low-sulfur diesel is being mixed with the current diesel production of the Barrancabermeja refinery.

Petrochemicals and other products

We own and operate four petrochemical plants located within the Barrancabermeja refinery producing a variety of products including aromatics, cyclohexane, paraffin waxes, lube base oils, polyethylene and solvents.

During 2008, we invested US$54 million to improve our polyethylene production capacity in the Barrancabermeja Refinery.  As a result of this investment, we have increased our production level by 12 thousand tons per year, thereby increasing our market share in this business segment.

Propilco

On December 21, 2007, we entered into an agreement with Primevalue Service S.A., Primefinanzas S.A., Primeother Ltda. and Invernac & Cía S.C.A., which are part of Valorem, and Latin American Investors Limited and Heathrow Enterprises Limited, which are part of the Sandford Group, to acquire 100% of the outstanding shares of Propilco, and the transaction was completed on April 7, 2008.  Propilco is the main polypropylene supplier in Colombia and the first resins producer in the Andean region, Central America and the Caribbean.  On April 7, 2008, we completed the acquisition of Propilco.  This acquisition allows us to assure synergies and to create value by taking advantage of the petrochemical flows derived from the refining process.  It also opens the possibility of us undertaking new petrochemical projects in the future, which would follow the current trend in the hydrocarbon industry.

The following table sets forth Propilco’s capacity and throughput for each of the last three years.

	For the year ended December 31,
	2008	2007	2006
		(Metric Tons)

Capacity	405,000	380,000	360,000
Throughput	383,874	372,476	356,500
% Use	95%	98%	99%

During 2008, Propilco’s production totaled 384 thousand tons of petrochemical products, a 3% and 8% increase when compared to the 372 thousand tons produced in 2007 and 357 thousand tons in 2006, respectively.  However, Propilco’s profits were negatively affected during the last two quarters of 2008 as a result of the decrease in the international price of crude oil and differences between the prices of petrochemical products and the price of crude oil.

We intend to expand Propilco’s production facilities to increase its production capacity to 455 in 2009 and to 500 thousand tons by 2010.

Transportation

Summary

Our transportation segment includes the transportation of crude oil, motor fuels, fuel oil and other refined products, excluding natural gas.  In 2008, our transportation segment also included the transportation of the mixture of diesel and palm oil.

At December 31, 2008, we, directly or in joint venture with private sector participants, owned, operated and maintained an extensive network of crude oil and refined products pipelines connecting our and third-party production centers and terminals to refineries, major distribution points and export facilities.  We own outright 32.9% of the total crude oil pipeline shipping capacity and 99% of the total product pipeline shipping capacity in Colombia.  When aggregated with the crude oil pipelines in which we own a minority interest, we have access to 68.5% of the oil pipeline shipping capacity in Colombia.

Our transportation business has three key elements:  transportation and shipping of our own and third party crude oil and refined products; sales of excess transportation capacity to third parties; and optimization of our future transportation needs.

At December 31, 2008, our network of crude oil and multi-purpose pipelines extended approximately 8,433 kilometers in length.  The transportation network we own directly and in partnership with our joint venture partners consists of approximately 5,025 kilometers of main crude oil pipeline networks connecting various fields to the Barrancabermeja and Cartagena refineries, as well as to export facilities.  Of the 5,025 kilometers of crude oil pipelines, we directly own 2,270.5 kilometers and 2,752 kilometers with our business partners.  We also own 3,400 kilometers of pipelines for transportation of refined products from the Barrancabermeja and Cartagena refineries to wholesale distribution points.  Approximately 55% of our crude oil pipelines were constructed through joint ventures and other agreements with our business partners in order to transport crude oil from producing fields.

Strategy

Our main strategies in our transportation segment are to:

•	Improve efficiency in all stages of logistic processes by using a variety of transportation systems and focusing on operational excellence, safety standards and high quality services;

•
Construct the necessary crude oil pipelines to transport our crude oil and heavy crude oil to the refineries and ports and to construct the necessary refined products pipelines to transport our refined products according to demand; and

•	Selectively invest in the development of new and more efficient transportation systems.

All of our transportation processes have been certified under ISO 9001, ISO 14001 and OHSAS 18001, which provide standards for hydrocarbons reception, storage and dispatch by pipes and pipelines.

We believe we have sufficient transportation capacity to meet our existing needs and we are developing our transportation infrastructure for any additional needs from new discoveries.  We have significant experience in providing transportation services through crude oil pipelines, trucks, tankers and barges.

The map below shows the main transportation networks owned by our business partners and us.

TRANSPORTATION INFRASTRUCTURE

Pipelines

In 2008, pipelines in which we own an interest transported a total of 542.3 thousand bpd of crude oil and 209.5 thousand bpd of refined products for a total of 751.8 thousand bpd in 2008, a 5.5% increase when compared to 2007.  In 2007 pipelines transported a total of 710.4 thousand bpd of crude oil and refined products compared to 651.8 thousand bpd in 2006.

The following table sets forth our main pipelines and the main pipelines in which we own an interest by name, kilometers covered, type of product transported, origin, destination and our ownership percentage as of December 31, 2008.

Pipeline	Kilometers	Product Transported	Origin	Destination	Ownership Percentage

Caño Limón-Coveñas	770	Crude Oil	Caño Limón	Coveñas	50	%(1)
Oleoducto del Alto Magdalena	400	Crude Oil	Tenay	Vasconia	49%
Oleoducto de Colombia	480	Crude Oil	Vasconia	Coveñas	43.85	%(2)
Oleoducto Central S.A. (Ocensa)	835	Crude Oil	Cusiana	Coveñas	35.29	%(3)
Oleoducto Transandino	306	Crude Oil	Southern fields	Tumaco Port	100%

(1)	Since January 2009, we are the exclusive owner of the Caño Limón-Coveñas pipeline.
(2)	Since March 2009, we own 65.57% of the Oleoducto de Colombia pipeline.
(3)	Since March 2009, we own 60% of the Oleoducto Central S.A. (Ocensa) pipeline.

As a result of the extension of the Cravo Norte Association Contract, we and our business partner Occidental, agreed that all assets included in such contract which were acquired prior to December 31, 2008 would completely revert back to Ecopetrol.  The Caño Limon-Coveñas pipeline is included among these assets.  As a result, since January 1, 2009, we are the exclusive owner of this pipeline.

In March 2009, we entered into an agreement with Enbridge Inc., a Canadian company, pursuant to which we acquired 100% of its interest in Oleoducto Central S.A. (Ocensa), thereby increasing our ownership of Ocensa from 35.3% to 60%.

In March 2009, we entered into an agreement with Maurel and Prom pursuant to which we acquired in May 2009 100% of its stake in its subsidiary in Bermuda, Hocol Petroleum Limited.  Hocol Petroleum Limited’s most important assets are Hocol and Homcol, two companies incorporated in the Cayman Islands with branches in Colombia involved in crude oil and natural gas exploration and production activities in Colombia.  Additionally, as a result of this acquisition, we are now the indirect owner of Hocol’s interest in Oleoducto de Colombia S.A. and Oleoducto del Alto Magdalena and our total interest in these two pipelines increased from 43.85% to 65.57% and from 49% to 85.12%, respectively.

The operation of our pipelines is made under international standards and industry practices, such as remote operation, integrity management, automatic ticket transfer, health, safety and environmental policies and a high index of customer satisfaction.  The reduction in operating costs, fulfillment of volumetric commitments and reduction in theft, have resulted in higher customer satisfaction and a lower number of complaints.

The table below sets forth the volumes of crude oil and refined products transported through the crude oil pipelines and multipurpose pipelines owned by us.

	For the year ended December 31,
	2008	2007	2006
		(thousand bpd)
Crude oil transport	542.3	516.6	471.1
Refined products transport	209.5	193.8	180.7
Total	751.8	710.4	651.8

At December 31, 2008, we owned 54 stations, 20 of them located in crude oil pipelines and 34 of them in refined products pipelines with a nominal storage capacity of 19 million barrels of crude oil and 6 million barrels of refined products.  We also sell storage capacity to third parties in our Pozos Colorados and Mancilla facilities and in the Coveñas port.  We do not own any tankers.

Theft of fuel

Fuel theft, which reached 7,270 bpd in 2002, was reduced to 389 bpd in 2008, as a result of the comprehensive strategy developed in coordination with different law-enforcement agencies and governmental authorities.  Theft of fuel in 2008, when compared to 2007, was reduced by 31% and 94.6% when compared to 2002.  We continue to evaluate alternatives to improve the efficiency of our transportation system, including improvements to the monitoring and control systems through new supervisory activities and data collection systems.

The table below sets forth the decrease in the level of hydrocarbon theft in our pipelines and multipurpose pipelines.

	For the year ended December 31,
	2008	2007	2006
		(thousand bpd)
Hydrocarbon theft	0.4	0.6	0.9

Other transportation facilities

We also enter into transportation agreements with tanker trucks and barge companies to transport crude oil from production locations that currently do not have pipeline connection to the refineries and our export locations.  Production of refined products for which we currently have no pipeline capacity and cannot be transported in the tanker trucks is transported by barges.  During 2008, 18.5 million barrels of crude oil and refined products were transported by tanker trucks and 11 million barrels of crude oil and refined products were transported by barges.

Export and import facilities

We currently own five docks for export of crude oil and refined products.  Our crude oil loading facilities can load tankers of up to 150 thousand tons and deliver up to 1.5 million bpd.  Adjacent to these loading facilities we also have crude oil storage facilities which are capable of storing 7.5 million barrels.  Our docks used for import and export of refined products can load tankers of up to 70 thousand tons and deliver up to 500 thousand barrels.  Additionally, these facilities have storage capacity of up to 1 million barrels.

New transportation projects:

Oleoducto de los Llanos Orientales

We and Pacific Rubiales Energy Corp., or Pacific, are jointly expanding the production of the Rubiales field in the Central region from its current production of heavy crude oil to 126 thousand bpd.  In July 2008, we, through our Panamanian subsidiary ODL Finance, indirectly acquired a 65% interest in Oleoducto de los Llanos Orientales or ODL, a company which, through its Colombian branch, Oleoducto de los Llanos Orientales Sucursal Colombia, is currently building a 235 km, 24” pipeline to transport crude oil from the Rubiales field to the Monterrey pump station where it will connect with the Ocensa pipeline.  Pacific Rubiales owns the remaining 35% interest of ODL.

We will maintain and operate the Rubiales pipeline.

Heavy Crude Oil Castilla Pipeline Project

We expect to construct two new pipelines.  The first pipeline will transport heavy crude oil from the Castilla fields located in the Central region to the El Porvenir pumping station, which is part of the Ocensa pipeline system.  The second pipeline will transport dissolvents from the Sutamarchan pumping station in the Central region to the Castilla field.

Second Apiay – Porvenir pipeline

In December 2008 we finished the construction of a new 127 kilometers pipeline in the Central region which connects the Apiay field with the El Porvenir pumping station.  The pipeline increased our transportation capacity from the Castilla fields by approximately 50% to 150 thousand bpd in the first stage of the project.  This pipeline became the second pipeline connecting the Apiay field with the El Provenir pumping station.

Sutamarchan – Apiay naphtha pipeline

We intend to construct a new 133 kilometers pipeline from the Sutamarchan pump station to the Porvenir pumping station. We also intend to convert our old Apiay – Provenir crude oil pipeline to a refined products pipeline.  The pipelines will transport naphtha to be used as dissolvent for heavy crude oils produced in the Castilla fields.

Increase the capacity of the Pozos Colorados - Galán multi-purpose pipeline

We expect to build a new 187 kilometers pipeline in the Mid Magdalena region from Ayacucho to Galán and to modify approximately 290 kilometers of the Pozos Colorados – Ayacucho pipeline, upgrading the system to a 14” pipeline.  Through this expansion, we aim to (i) increase transportation capacity to 60 bpd and (ii) transport imported diluents and diesel to the Barrancabermeja Refinery.

Distribution and Marketing

Summary

We market a full range of refined and feed stock products locally including regular and high octane gasoline, diesel fuel, jet fuel, natural gas and petrochemical products.  Local sales of regular gasoline, LPG, jet fuel, diesel fuel and natural gas from the Guajira field are subject to government price regulation with reference to international benchmarks for fuel oil.  We export crude oil, LPG, butane, high and low octane gasoline, naphtha, jet fuel, natural gas and fuel oil.  During the last five years we have sold jet fuel, naphtha and gasoline to the Dominican Republic in term contracts.  We sell fuel oil to traders who mix it with solvents to improve the quality of our products and subsequently delivered it to the U.S. East Coast market, Rotterdam market and the Far-East.

We are the main producer and main supplier of fuel and refined products in Colombia.  For regulated products, the Ministry of Mines and Energy establishes maximum prices producers can charge and retail prices for these products pursuant to resolutions.  The Ministry also establishes maximum wholesale and retail margins.

Strategy

Our strategy in the marketing and distribution business segment is focused on supplying the local market and exporting crude oil not used in our refineries and in the Cartagena Refinery, and refined products principally to end-users, including refineries and wholesalers.  Our crude oil export sales are made in the spot market and through long-term contracts, primarily to US Gulf Coast refineries, the US West Coast, Caribbean and China refineries.  We are focused on entering into new and developing markets and increasing the direct sales of our products to the Far-East.

Crude oil supply commitments

As part of our transfer of the Cartagena Refinery assets in 2007, we extended a ten-month commercial offer to Refinería de Cartagena for the supply of crude oil.  The commercial offer was renewed in December 2008 for a two-month period and renewed again in February 2009 for an additional one year period.  Pursuant to the terms of the offer, the Cartagena Refinery has the option to purchase from us up to 85 thousand bpd of crude oil from our Caño Limón, Vasconia Blend, Ayacucho Blend, Cusiana and Castilla production.  As we continue to operate the Cartagena Refinery, our operations committee evaluates and decides monthly the refinery’s crude oil mix needs including the need for foreign crudes which we import from West Africa, the North Sea and the Caribbean.

The purchase price for the delivered volumes is established by reference to an international benchmark index, subject to certain adjustments.

Import of Ultra Low Sulfur Diesel Fuels

We are reducing sulfur emissions from fuels produced by us through the import of ultra low sulfur diesel to be mixed with our local production in order to protect the environment.  Last year, we imported this ultra low sulfur diesel and managed to reduce sulfur diesel levels from 1,000 ppm (parts per million) in 2007 to a maximum of 500 ppm in 2008 in Bogota and from 4,000 ppm in 2007 to a maximum of 3,000 ppm in 2008 in the rest of the country.

Natural Gas

Summary

Development of natural gas reserves began in the 1970s with the discovery of the Guajira fields in the Northeastern region.  Additional natural gas reserves were discovered in the Piedemonte Llanero.  We sell natural gas in Colombia to local distribution companies, power generators and large customers.  In 1986, we introduced a program known as “Natural Gas for Change”, which sought to increase local consumption.  In 1993, the Government developed a regulatory framework for the distribution and marketing of natural gas.  Between 1995 and 1997, we connected our natural gas production fields with distribution points and major cities.  In 1997, we transferred all of our natural gas transportation assets to a newly created company, Empresa Colombiana de Gas or Ecogás.  Ecogás was spun-off from us in 1998 and sold to Empresa de Energía Eléctrica de Bogotá in 2007.

Marketing of Natural Gas

Currently, there are more than 20 natural gas distribution companies with operations in Colombia.  As a result of the growth of the Colombian economy in recent years and the demand for natural gas from Venezuela, the total demand for natural gas, including natural gas exports, has increased by 19.2% in 2008 to 906.3 giga British thermal units per day (gbtud), from 760.4 gbtud in 2007 and by 25.6% from 721.2 gbtud in 2006.  At December 31, 2008, natural gas distribution companies had approximately 5 million customers.  We sell natural gas to distribution companies through take-or-pay contracts and in the spot market.

Compressed Natural Gas

Demand for compressed natural gas for motor vehicles continues to grow as the Government has launched a plan to convert public transportation and taxis from regular fuel to compressed natural gas.  Market participants including natural gas distribution companies, natural gas transportation companies and producers including us, contribute funds as an incentive for the conversion to compressed natural gas.  We do not compress the natural gas but instead sell it to third-parties for its compression.  The compressed natural gas program was initiated in 2003.  45,480 vehicles were converted in 2008, 66,489 vehicles were converted in 2007 and 72,247 vehicles were converted in 2006, which adds up to a total of 280,385 vehicles which were converted by the end of 2008.  As a result of these conversions, demand for compressed natural gas increased by 13.2% in 2008 as compared to 2007.

Natural gas sales to the power and industrial sector

We market and sell natural gas to the industrial sector and to gas-fired and combined cycle power plants.  We have a number of long-term supply contracts with power generators under which such companies have entered into take-or-pay contracts and purchase and supply obligations for the supply of natural gas.  Pursuant to the terms of these agreements if we do not ship the contracted natural gas amounts we must pay a fine to our customers.  Long-term supply contracts establish a pricing formula that depends on international reference prices.

The following table sets forth our local deliveries of natural gas including deliveries to our refineries, during 2008, 2007 and 2006.

	For the year ended December 31,
	2008	2007	2006
		(giga btud)
Gas-fired power plants	73.5	123.3	137.7
Refineries	88.3	93.5	96.7
Petrochemical	4.2	4.0	12.2
Industrial	64.7	40.6	29.0
Distributors(1)	192.2	152.9	143.2
Compressed Natural Gas	31.6	40.9	25.8
Producers	36.1	60.0	42.8
Total Deliveries	490.5	515.2	487.2

(1)	Deliveries to distributors include deliveries to industrial clients who are required to purchase natural gas from distributors.

Natural Gas Exports

In 2007, we and Chevron entered into a long-term natural gas supply contract with PDVSA.  Pursuant to the terms of the agreement, we have agreed to deliver the following quantities of natural gas to Venezuela:

	For the year ended December 31,
	2008	2009	2010	2011
	(gbtud)
Volume Commitments	50	150	150	100

In 2008, we and our partner Chevron delivered 146.9 gbtud to PDVSA, thereby exceeding the quantities of natural gas agreed to in our gas export contract with PDVSA.  Of the total volume of gas delivered, 45.6% came from us, 34.4% came from Chevron and 20% came from royalties.

Natural gas delivery commitments

The table below sets forth the commitments we have in firm contracts with local natural gas distribution companies, local industries, gas fired power generators, international companies (PDVSA in Venezuela) and internal agreements with our refineries and fields:

	For the year ended December 31,
	2009	2010	2011	2012	2013	2014	2015	2016
	(gbtud)
Volume Commitments(1)	667	680	686	317	263	247	210	210

(1)	Includes royalty volumes that are managed by Ecopetrol.

We have natural gas delivery commitments with local natural gas distribution companies, local industry, gas-fired power generators, international companies (PDVSA) and internal agreements with refineries and fields.  Pursuant to long-term supply contracts and other agreements, we must supply natural gas to these parties and failure to deliver the agreed amounts would result in fines.  In order to meet our natural gas delivery commitments we have four (4) main natural gas production fields, the “Guajira” fields, the “Cusiana and Cupiagua” fields, the “Piedemonte” fields and the “Gibraltar” fields.  The “Guajira”, “Cusiana and Cupiagua” and “Piedemonte” fields are productive fields whereas the “Gibraltar” field will begin production at the end of 2009.  Of our total natural gas production at December 31, 2008, 62% was supplied by the La Guajira production, 27% from the Cusiana and Cupiagua fields and the remaining 11% from fields located in the Central region.

The following table sets forth the estimated production of our productive fields which is available to meet our firm delivery commitments of natural gas for the years ended December 31, 2008 to 2012.

	For the year ended December 31,
	2008	2009	2010	2011	2012
			(gbtud)
Guajira Fields	450.3	450.3	450.0	447.2	408.9
Cusiana and Cupiagua Fields	144.6	220.6	348.7	386.6	386.6
Other Fields	76.6	102.3	96.2	91.2	87.6
Imports	-	-	-	38.9	85.0
Total	671.5	773.1	895.0	964.0	968.0

Price controls on the La Guajira natural gas production

The Ministry of Mines and Energy through the Colombian Commission for the Regulation of Energy and Gas or CREG, establishes the maximum price we are allowed to charge customers who consume less than 100 thousand cfpd, under take-or-pay contracts, which we refer to as regulated customers.  Maximum prices we can charge are determined with reference to the average export price for fuel oil for the prior six months.

Priorities for delivery of natural gas

The Ministry of Mines and Energy established distribution priorities in the event of a shortfall of reserves or production of natural gas.  Residential consumers with existing supply contracts, small businesses and distributors of compressed natural gas have the first priority for delivery.  Contracts for export of natural gas have the same priority under the firm commitments as other users such as industrial consumers and power generators.  The agreements that are not firm commitments and contemplate delivery of natural gas “as available” have priority over customers on the spot market.  We may enter into natural gas export contracts if the ratio of reserves to production exceeds seven years.

Legal Proceedings

At December 31, 2008 we were a party to 2,563 legal proceedings relating to civil, administrative, environmental, tax and labor claims filed against us in the Colombian courts and arbitration tribunals.  Historically, we have been successful in defending law suits filed against us.  Based on the advice of our legal advisors it is reasonable to assume that the litigation procedures brought against us will not materially affect our financial position or solvency regardless of the outcome.  See Note 33 (Contingencies) to our Consolidated Financial Statements included in this annual report for a discussion of our legal proceedings.  We highlight an unresolved material lawsuit:

Foncoeco

An association of former employees known by the acronym Foncoeco brought an action against us in connection with a company profit-sharing plan offered in 1962 that expired in 1975.  The plaintiffs claim that our Board of Directors had set aside a specific amount under the profit sharing plan, which was not entirely distributed to employees eligible under the plan.  The court of first instance on June 25, 2002, ruled in our favor and rejected the plaintiffs’ arguments.  The plaintiffs appealed the ruling to the Bogota Higher Tribunal, which ordered us to present a rendición de cuentas (an accounting action) to the first instance judge based on the amounts allocated by our Board of Directors.  Pursuant to our accounting and based on the expert testimony of a witness presented by the plaintiffs who included amounts never allocated by our Board of Directors to the profit sharing plan, the first instance judge on December 16, 2005, ordered us to pay Ps$541,833 million, or approximately US$260 million.  We have appealed the decision by the first instance judge to the Bogota Higher Tribunal.  Additionally, we have initiated a separate Recurso de Revisión (review proceeding) of the Tribunal’s ruling before the Colombian Supreme Court.  Based on the opinions from our legal counsel regarding the likelihood of a favorable ruling we expect the Bogota Higher Tribunal to revise and reduce the amount of the first instance.  Additionally, as of December 31, 2008 we have increased the previously created provision to Ps$100,000 million considering the probability of a ruling in favor of the plaintiffs.

Regulation

The principal governmental entities regulating us are the Ministry of Mines and Energy and the CREG.

Ministry of Mines and Energy

The Ministry of Mines and Energy is responsible for managing and regulating Colombia’s nonrenewable natural resources assuring their optimal utilization by defining and adopting national policies regarding exploration, production, transportation, refining and distribution of minerals and hydrocarbons.

CREG

Laws 142 and 143 of 1994 created the CREG, a special administrative unit of the Ministry of Mines and Energy, responsible for regulating and establishing the standards for the exploitation and use of energy and natural gas, fostering the development of the energy services industry, promoting competition and responding to consumer and industry needs.

Control Entities

Superintendency of Domiciliary Public Services

Under Colombian regulations, the distribution and marketing of natural gas is considered a public service.  As such, this activity is regulated by Law 142 of 1994 and supervised by the Superintendency of Domiciliary Public Services.

Superintendency of Corporations

We are subject to the supervision of the Superintendency of Corporations, the governmental body responsible for supervising corporations domiciled in Colombia.

Superintendency of Finance

The Superintendency of Finance is responsible for monitoring, promoting and regulating the publicly traded securities market, registered issuers, broker-dealers, mutual funds and any other participants in the public market including the BVC.

We are a registered issuer and our debt (pension bonds) and equity securities are publicly traded.  The Superintendency of Finance is responsible for the supervision of any activity we undertake that may affect the market for our securities.  We are required to inform the Superintendency of Finance of any material event and provide periodic reports of our financial condition.

Hydrocarbon Resources Administrator

National Hydrocarbons Agency – ANH

The ANH was created in 2003 and is responsible for the administration of Colombia’s hydrocarbon reserves.  The ANH’s objective is to manage the hydrocarbon reserves owned by the Nation through the design, promotion and negotiation of the exploration and production agreements in areas where hydrocarbons are found.  The ANH is also responsible for creating and maintaining attractive conditions for private investments in the hydrocarbon sector and for designing, bidding rounds for exploration blocks.  Any oil company selected by the ANH to explore a specific block must execute an exploration and production contract with the ANH.  All royalty payments in connection with the production of hydrocarbons are made to the ANH in-kind unless the ANH grants a specific waiver to make royalty payments in cash.

We, and other oil companies working in Colombia send to the ANH information on the evolution of our exploratory activities and those of our partners.

Regulatory Framework

Regulation of Exploration and Production Activities

Pursuant to Colombian law, the Nation is the exclusive owner of all hydrocarbon resources located in Colombia and has full authority to determine the rights, royalties or compensation to be paid by private investors for the exploration or production of any hydrocarbon reserves.  The Ministry of Mines and Energy is the authority responsible for regulating all activities related to the exploration and production of hydrocarbons in Colombia.

Decree Law 1056 of 1953 or the Petroleum Code, establishes the general procedures and requirements that must be completed by a private investor prior to commencing hydrocarbon exploration or production activities.  The Petroleum Code sets forth general guidelines, obligations and disclosure procedures that need to be followed during the performance of these activities.

Prior to 2003, all activities regarding the exploration and production of hydrocarbons were governed by Decree 231 of 1974.  Consequently, during such period all of our activities were outlined and regulated by this decree.  Decree 231 was replaced by Decree Law 1760 of 2003, but all agreements entered into by us prior to 2003 with other oil companies are still regulated by Decree 231.

Decree Law 1760 of 2003 introduced Colombia’s new contractual regime for hydrocarbons and granted the ANH full and exclusive authority to regulate and oversee the exploration and production of hydrocarbon reserves.  Decree Law 1760 was complemented by Decree 2288 of 2004, which regulates all aspects related to the reversion of reserves and infrastructure under the joint venture agreements executed by us before 2004.  Accord 008 of 2004 issued by the Directive Council of the ANH, sets forth the necessary steps for entering into exploration and production contracts with the ANH.

Pursuant to Colombian law we are obliged by law to pay a percentage of our production to the ANH as royalties.  Each production contract has its own royalty arrangement.  In 1999, a modification to the royalty system established a sliding scale for royalty payments linked to the production level of crude oil and natural gas fields discovered after July 29, 1999 whether the production is crude oil or natural gas, and the quality of the crude oil produced.  Since 2002 the royalties system has ranged from 8% for fields producing up to 5,000 bpd to 25% for fields producing in excess of 600,000 bpd.  Changes in royalty programs only apply to new discoveries and do not alter fields already in their production stage.  Producing fields pay royalties in accordance with the applicable royalty program at the time of the discovery.  Our contracts specify that royalties are to be paid in physical product (oil and gas) to the ANH.

We currently purchase all physical product delivered by producers of crude oil and natural gas as royalty payments to the ANH at prices set forth in Law 756 of 2002 and Resolution 18-1709 of 2003.  The purchase price is calculated on a reference price for crude oil and natural gas at the wellhead and varies depending on prevailing international prices.  We have an interagency agreement or Convenio with the ANH, whereby we collect all in kind and cash royalties owed to the ANH by the oil and gas companies in Colombia.  The ANH may extend offers to sell such physical product and we, at our option, may accept such offers to purchase the royalty volume.  We sell the physical product purchased from the ANH as part of our ordinary business.

Regulation of Refining and Petrochemical Activities

Refining and petrochemical activities are considered a public service and are subject to Governmental regulation.  Article 58 of the Petroleum Code establishes that oil refining activities can be developed throughout Colombia.  Oil refineries must comply with the technical characteristics and requirements established by the existing regulations.

The Ministry of Mines and Energy is responsible for regulating, supervising and overseeing all activities related to the refining of crude oil, import of refined products, storage, transport and distribution.

Decree 2657 of 1964 regulated the oil refining activities and created the Oil Refining Planning Committee which is responsible for studying industry problems and implementing short and long-term refining planning policies.  The Committee is also responsible for evaluating and reviewing new refining projects or expansion of existing infrastructure.  Prior to deciding on a new project, the Committee must take into account the significance of the project and the economic impact, the sources of financing, profitability, social contribution, the effects on Colombia’s balance of payments and the price structure of the refined products.

Pursuant to Resolution 18 0966 of 2006 issued by the Ministry of Mines and Energy and Article 58 of the Petroleum Code, any refining company operating in Colombia must provide a portion or, if needed, the total of its production to supply local demand prior to exporting any production.  If the regulated production income, the principal item in the price formula, becomes lower than the export parity price, the price paid for the refined products will be equivalent to the price for those products in the U.S. Gulf Coast market.  If there is a need of local demand for imported crudes, the refining company may charge additional transportation costs in proportion to the crudes delivered to the refinery.

The Ministry of Mines and Energy establishes the safety standards for LPG, storage equipment, maintenance and distribution.  Regulations issued in 1992 established that every local, commercial and industrial facility with a storage capacity of LPG greater than 420 pounds must receive an authorization for operations from the General Directorate of Hydrocarbons of the Ministry of Mines and Energy.

Regulation of Transportation Activities

Hydrocarbon transportation activity is considered a public service in Colombia and therefore is under governmental supervision and control.  Transportation and distribution of crude oil, natural gas and refined products must comply with the Petroleum Code.

Transport systems, classified as crude oil pipelines and multipurpose pipelines, can be owned by private parties.  The building, operation and maintenance of the pipelines must comply with environmental, social, technical and economic requirements under national and international standards.  Transportation networks must follow specific conditions regarding design and specifications, while complying with the quality standards demanded by the oil and gas industry.

According to Law 681 of 2001, multipurpose pipelines owned by us must be open to third-party use and we must offer their capacity on the basis of equal access to all.

The hydrocarbon transport activity can be developed by third parties and must meet all requirements established by law.

The Ministry of Mines and Energy is responsible for:

•	Studying and approving the design and blueprints for private pipelines and approving the construction of all pipelines;

•	Establishing the hydrocarbon transport tariffs based on the information furnished by the service provider;

•	Issuing the hydrocarbon transport regulations;

•	Verifying the calculation and payment of transport related taxes; and

•	Managing the information system for the oil product distribution chain.

The construction of transportation systems requires Government licenses and local permits awarded by the Ministry of the Environment as well as licenses from the regional environmental authorities.

Regulation on selling, distributing, transporting and marketing of natural gas

The sale of natural gas and its by-products is subject to certain controls and limitations under Colombian law such as maximum prices to be charged to wholesalers, retailers and distributors.

The distribution of natural gas and its by-products is considered a domiciliary public service and is therefore subject to Government regulation.  The transportation and marketing of natural gas production, although not classified as domiciliary public services, are considered complementary activities to the distribution service and therefore, are also governed by Law 142 of 1994.  In addition, each of these activities is governed by specific regulations established by the CREG and the Ministry of Mines and Energy.

CREG’s Resolution 057 of 1996 delineates and separates the different activities related to the natural gas market.  It defines transportation as an independent activity.  As such, transporters of natural gas are not allowed to (i)  perform production, commercialization or distribution activities or (ii) participate in companies whose main purpose is to perform one of said activities.  Transporters also cannot have an economic interest in electricity generating companies.  In addition, companies whose corporate purpose is to sell, commercialize or distribute natural gas cannot be transporters and cannot have an economic interest in any transportation company.  Moreover, producers and distributors of natural gas are allowed to commercialize natural gas as well.

CREG’s Resolution 057 of 1996 also establishes that whenever producers of natural gas require natural gas for their own use or for the use of their subsidiaries, they must acquire it from the market or from their own production at a market price.  However, producers are allowed to re-inject natural gas in the crude of the oil fields operated by them.

CREG’s Resolution 093 of 2006, as modified by CREG’s Resolution 095 of 2008, establishes that partners to a natural gas field are not allowed to jointly commercialize their product without the prior authorization of the CREG, except for commercialization in the form of auctions by the seller.

The CREG also regulates the type of agreements that can be used for the marketing, production, distribution and transportation of natural gas.  CREG’s Resolutions 070 of 2006 and 095 of 2008 provide three types of contracts that can be used:

•	Take-or-Pay Agreements. The buyer agrees to purchase a specific amount or percentage of production of natural gas and the producer guarantees the availability of 100% of the agreed amount.

•
Optional Purchase Agreements.  The buyer agrees to pay a premium for its right to take a fixed amount of natural gas and agrees to pay an exercise price for the amount of natural gas made available.  The producer guarantees to have available 100% of the agreed-on amount.

•	Interruptible Supply Agreements. The parties may enter into contracts which are interruptible if certain market conditions exist.

The export of natural gas is not considered a public service under Colombian law and therefore is not subject to Law 142 of 1994.  The export of natural gas is governed by Decree 3428 of 2003 which provides, among other things, that an importer of natural gas who acquires such natural gas through the national pipeline system is subject to CREG’s regulatory framework.  Export prices and transportation of natural gas for export are not subject to price controls.  Natural gas producers must first supply the local consumers.

Decree 3428 of 2003 provides that producers of natural gas may freely dispose of their proved reserves of natural gas when the R-Factor of the proved reserves is higher than seven years.  If the R-Factor is lower than seven years, producers of natural gas are not allowed to enter into new agreements or increase the amounts of previous agreements for the production of natural gas. The R-factor will be published by the Ministry of Mines.

Notwithstanding the foregoing, it is important to highlight that Decree 2687 of 2008, as modified by Decree 4670 of 2008, establishes that internal demand for natural gas will take precedence over external demand.  Also CREG’s Resolution 095 of 2008 establishes the conditions under which foreign bidders can participate in natural gas auctions.

Regulation for sales of liquid fuels

The sale and transport of liquid fuels (excluding natural gas liquids) is considered a public service under Colombian law and is therefore subject to the supervision and control by the Ministry of Mines and Energy.

Decrees 283 and 1521 of 1990 and 1998, respectively, each with its respective modifications, establish minimum technical requirements for the construction of storage plants and service stations and regulate the distribution of liquid fuels establishing the minimum requirements for distributors and the activities and types of agreements permitted for these agents.  The Ministry also regulates the types of liquid fuels that can be sold and purchased and the penalties for noncompliance with governmental regulations.

The Ministry of Mines and Energy fixes the price that we can charge for the sale of gasoline and fuel oil to wholesalers.  The Ministry of Mines and Energy issues periodic price adjustments and each municipality imposes additional surcharges applicable to the price.

The price of gasoline and fuel oil is composed by a set of items such as freights, volume conversion ratios, import and export tariffs, transportation tariffs and income tax.  Such items are adjusted periodically depending on the fuel oil and gasoline market.  Each municipality may impose additional surcharges depending on their economic needs.

Wholesalers sell the product based on the price set by the Ministry and the local municipalities to retailers, earning a distribution margin set by the Ministry of Mines and Energy.  Retailers are free to set a sale price for the fuel oil and gasoline to be charged to the public.

The distribution of fuels in areas near Colombian borders is subject to specific regulations that impose stringent control procedures and requirements.

Regulation of biofuel and related activities

The sale and distribution of biofuels is regulated by the Ministry of Mines and Energy.  Regulations establish the quality and pricing standards for biofuels and impose minimum requirements for mixing ethanol with gasoline and biodiesel with diesel.

Environmental Matters

Regulation

Law 99 of 1993 imposes on any company, including crude oil and natural gas companies, the obligation to obtain an environmental license prior to undertaking any activity that could negatively impact the environment.  Crude oil companies must file an environmental plan with the Ministry of Environment which includes, among others, an environmental impact assessment, and mechanisms established to prevent, mitigate, correct and compensate any activity that may harm the environment.  The number of licenses required for a crude oil or natural gas field may vary depending on the background of the field and the number of wells.  In certain cases, the Ministry of Environment will require a license for each well, and in other cases will require only one license per field.  Obtaining a license may take between 90 and 145 business days depending on whether or not the Ministry of Environment requires the applicant to file additional information.

The Ministry of Environment is the highest environmental authority in Colombia and is in charge of issuing Nation-wide environmental regulations, policies, and programs.  At the regional level, regional environmental authorities such as the Corporaciones Autónomas Regionales, are the highest environmental authorities of the region and are in charge of executing and overseeing all regulations, policies and programs issued by the Ministry of Environment.

The use of natural resources is also regulated.  Companies that use large amounts of water for consumption; that discharge industrial wastes into the coastlines or rivers; that exploit forests reserves or that produce atmospheric emissions of gases, must obtain a permit from the regional environmental authorities.  Decree 1900 of 2006 provides that any company that uses water resources and that requires an environmental license to the use of such resources must assign 1% of its investment to the recovery, conservation, preservation and supervision of the water resources used.

A company that does not comply with the environmental regulations, or does not follow the environmental plan filed before the Ministry of Environment, or that ignores the requirements imposed by an environmental license, may be subject to an administrative procedure initiated by the Ministry of Environment or the regional environmental authorities, as it may be the case, which may result in oral or written warnings, penalties, license revocation or even temporary or permanent suspension of the activity being undertaken.

As of May 5, 2009, we were party to 42 administrative proceedings.  During 2008, 14 administrative proceedings were opened and four were closed.  Of the four proceedings which closed during 2008, we qualified for an exemption in two of them and we were subject to monetary fines in the remaining two.  It is not possible for us to determine the material effect of these proceedings.  Most of our fines have been between Ps$6 and Ps$25 million.

Environmental Practices

We have implemented aggressive environmental practices and standards throughout all the activities performed by us and our workforce.  During 2008, we invested Ps$430,200 million in environmental programs to increase our environmental compliance levels.  These investments do not include investments made through our business partners.  Such programs include:

•
Compliance.  The purpose of this program is to guarantee the compliance with all laws and regulations imposed by the Ministry of Environment and other regulatory bodies.  We undertake environmental impact assessments and constantly review our environmental plan.  During 2008, we maintained our compliance levels and had 100% of our permits and licenses in force or in the process of being renewed, Refinería de Cartagena S.A. was certified with ISO 14001 and we renewed the certification of our transportation vice-presidency and our operation center in Apiay.

•
Contingency Planning.  This program implements the contingency plans in our operative areas to promote preventive activities and establish the steps that need to be followed in case of an emergency.  Our contingency planning program has had a positive impact in the number of environmental-related accidents.  We reduced the number of accidents in 2008 to 56 incidents, a 5% reduction when compared with a total of 59 incidents that took place in 2007.

•
Eco-Efficiency.  This program is designed to minimize and mitigate the environmental impact resulting from deploying industrial residues into rivers and coastlines and from atmospheric emissions of gases.

•
Biodiversity.  This program implements initiatives to preserve endangered species in areas where our activities have strong influence in the community.  During 2007, we invested approximately Ps$1,200 million in investigation and rehabilitation projects for the recovery of ecosystems and environmental education in the areas where we operate.

•
Environmental Culture.  This program seeks to promote an environmental culture in our organization, in our activities, and in our and daily life.  We initiated several environmental campaigns to educate our working force in areas such as occupational health and environmental practices.

•
Alternative Energy Sources.  This program is designed to develop alternative energy sources, such as biodiesel and ethanol projects and activities.  During 2008, we invested approximately US$16 million in alternative energy projects related to ethanol.  As a first endeavor into the ethanol business, we acquired 80% of Bioenergy, a company that will produce ethanol in Colombia’s Llanos Orientales Region.  The project is being developed in partnership with a company that has experience in biofuel projects.  The plant has an estimated cost of US$140 million, is expected to begin operations in 2011 and will have a sugar-cane based ethanol production capacity of 330,000 liters per day.  In addition, we have continued to construct a biodiesel plant in Barrancabermeja, Ecodiesel Colombia S.A, of which we currently own 50%.  We plan on purchasing the biodiesel production of Ecodiesel Colombia S.A. in order to mix this biodiesel production with other refined products to be sold into the market.  The total cost of this project is approximately US$31 million and the plant is expected to have a production of approximately 100,000 tons of biodiesel per year.  We expect Ecodiesel Colombia S.A. will begin commercial production during the fourth quarter of 2009.

Health, Safety and the Environment or HSE

We are devoted to improving our HSE practices.  We have several programs in place to increase our industrial safety and minimize the number of accidents of our workforce or our contractors.  The frequency of accidents taking place within our premises has declined significantly since 2005, to 1.73 accidents per million of hours worked in 2008 from 5.77 accidents per million of hour worked in 2005, representing a 70% reduction.  These programs include, among others, the standardization of HSE protocols and procedures, drafting safety manuals, compliance with existing regulations on industrial safety and the study of HSE benchmarks among oil companies.

During 2008, we improved the safety standards of our processes through the use of rigorous methods and new technologies, the performance of risk assessments to each stage of our process, the implementation of new technologies in our projects, including emergency shut down systems and conducted safety integrity level studies and alarm systems.

Human Rights Initiatives

We have a strong commitment for the protection of human rights in the areas where we operate.  We have developed a set of security and human rights principles or Principios Voluntarios en Seguridad y Derechos Humanos that we use as basis for a risk analysis of our company and the communities where we operate.  We use this set of principles to influence local communities and strengthen their relationship with local authorities, our third party contractors and us.  In particular, under the Colombian Constitution and legal framework, we are required to enter into formal consultations with indigenous communities whenever we are making plans to commence projects or operations in lands under their control.

Insurance

Ecopetrol, in compliance will all its legal and contractual obligations, has a comprehensive corporate insurance program covering the main insurance risks of the Company, which include but are not limited to the following:  all risks associated with property damage and business interruption, sabotage and terrorism, general liability, directors and officers, cargo, crime and other minor operational risks.  In addition, under our corporate insurance program, all our reinsurers must comply with a credit risk rating of A- by Duff & Phelps, or equivalent.

However, our insurance coverage does not imply that every risk to which Ecopetrol is exposed is insured in the commercial market.

All our projects and installations under construction are insured against loss in compliance with the terms of the relevant agreements, usually through a performance bond in connection with completion of the contract and/or other damage and liability insurance.

ITEM 4C	Organizational Structure

We are a mixed economy company and have a number of subsidiaries both in Colombia and abroad.  Our subsidiaries are either directly owned by us or indirectly owned by us through one of our other subsidiaries.  At May 31, 2009, we had 18 subsidiaries directly owned by us, of which 9 were incorporated in Colombia and 9 were incorporated abroad, and 20 subsidiaries indirectly owned by us.  Some of our subsidiaries have subsidiaries of their own.

The following diagram sets forth our significant subsidiaries by business segment at May 31, 2009.

ORGANIZATIONAL STRUCTURE

ECOPETROL S.A.

See Exhibit 8.1 to this annual report for a complete list of our significant subsidiaries, their respective countries of incorporation, our percentage ownership in each (both directly and indirectly through our other subsidiaries) and our voting ownership in each.

ITEM 4D	Property, Plant and Equipment

Under Colombian law, the Nation owns all crude oil and natural gas reserves within Colombia and we have certain rights to explore and produce those reserves in areas awarded by the ANH after public bidding.  Most of our property, consisting of refineries and storage, production and transportation facilities, is located in Colombia.  Our main assets consist of our wells, refining facilities and our pipelines.  See Item 4 — “Information on the Company — Reserves” for a description of our reserves, sources of crude oil and natural gas, main tangible assets and material plans for expansion and improvements in our facilities.

ITEM 4.A	Unresolved Staff Comments

None.

ITEM 5	Operating and Financial Review and Prospects

The following discussion presents our financial results and prospects as well as factors that affect our results of operation under Colombian Government Entity GAAP, unless otherwise indicated.

Overview

We are a vertically integrated crude oil and natural gas company engaged in exploration, development and production of crude oil and natural gas.  We are also engaged in refining, wholesaling and distribution of crude oil, natural gas and refined products.  We are in the process of building a refinery to process palm oil for biofuels.  We own and have interest in companies which own 8,433 kilometers of crude oil pipelines and multi-purpose transportation pipelines.  For the year ended December 31, 2008, our average daily production of crude oil was 362 thousand bpd and 487 mcfpd of natural gas.  Almost all of our crude oil and natural gas production and refining capacity is located in Colombia.  In 2006, we began hydrocarbon exploration and production activities outside Colombia in partnership with regional and international oil companies and through the acquisition of exploration and production companies abroad.  We export crude oil and refined products mainly to North America and the Caribbean.

We refine crude oil and other hydrocarbons in our refineries and in the Cartagena Refinery in Colombia into a variety of products, including gasoline, diesel, jet fuel, petrochemicals and industrial products.  Crude oil, natural gas and refined products are transported mainly through pipelines to our customers and the refineries.  On April 7, 2008, we purchased Propilco, the main polypropylene supplier in Colombia.  As a result of this acquisition, we entered the petrochemicals business and started taking advantage of the synergies between our refining and supplying activities.

Since our IPO in November 2007, 10.1% of our capital stock has been publicly handled by private investors and, in September 2008, we listed our ADSs on the New York Stock Exchange.  As a result of our initial public offering, we are now subject to the mixed economy regime, which among other aspects, excludes us from the Government budgetary rules, the national procurement regime and salary caps for state-owned companies.

Recent Acquisitions

The following acquisitions were funded mainly through cash on hand and cash flow from our operations:

In February 2009, we, in partnership with Korea National Oil Corporation (KNOC), acquired a 100% stake (50% for each participating company) in Offshore International Group Inc. (OIG) for the purchase price of US$900 million.  OIG is the U.S. parent of Petrotech Peruana S.A., which carries out crude oil exploration and production activities in Peru.

In February 2009, we entered into a memorandum of understanding with Glencore International A.C. pursuant to which we acquired in May 2009 all of its stake in Refinería de Cartagena S.A. through our subsidiary Andean Chemicals for the purchase price of US$549 million, thereby becoming the sole indirect owner of Refinería de Cartagena S.A. Through this acquisition, we will continue the development of the expansion and modernization plan for the Cartagena refinery, which includes increasing refining capacity and improving the quality of the fuels produced.

In March 2009, we entered into an agreement with Maurel and Prom pursuant to which we acquired in May 2009 100% of its stake in its subsidiary in Bermuda, Hocol Petroleum Limited, for the purchase price of US$580 million plus US$168 million for working capital.  Hocol Petroleum Limited’s most important assets are Hocol and Homcol, two companies incorporated in the Cayman Islands and with branches in Colombia involved in crude oil and natural gas exploration and production activities in Colombia.

In March 2009, we entered into an agreement with Enbridge Inc., a Canadian company, pursuant to which we acquired 100% of its stake in Oleoducto Central S.A. (Ocensa) for the purchase price of approximately US$418 million, thereby increasing our ownership of Ocensa from 35.3% to 60%.

Transformation from a wholly state-owned entity

We have been undergoing a two-step transformation process since 2003, first from a wholly state-owned entity to a state-owned entity characterized by shares, and then with our initial public offering in November 2007, to a mixed economy company, which incorporates private capital.  This two-step process has resulted in a substantial change in the legal framework to which we are subject and in the nature of our relationship to the Nation, including a number of changes that have had a significant effect on our results of operations.  The most important changes are described below.

Role of Ecopetrol in managing Colombia’s hydrocarbon reserves

Prior to 2003, we were an Empresa Industrial y Comercial del Estado or state-owned commercial and industrial national entity responsible for the administration and exploitation of Colombia’s hydrocarbon reserves, including managing relationships with regional and international oil companies doing business in Colombia.  As a result, we are the counterparty to a large number of contracts to exploit Colombia’s hydrocarbon reserves that predate the beginning of our transformation process.

In 2003, the Congress of Colombia created the ANH, which became the governmental agency responsible for managing Colombia’s hydrocarbon reserves and awarding exploration and production blocks to oil and gas companies.  Since the creation of the ANH, any company, including us, wishing to explore, develop and produce hydrocarbon reserves in Colombia must sign contracts with the ANH and not with us.  As a result, we became an operator like any other company, competing with all other regional and international oil companies in Colombia for exploration and production opportunities under the same conditions and without any special privileges.  Nevertheless, we have remained as counterparty to the contracts which we signed prior to the creation of the ANH.

The contracts on which we are the counterparty all have clauses which provide, at our sole option, for extensions.  If we do not extend the contracts, the right to exploit the hydrocarbon reserves which are the subject of the contract revert to us, and we have the right to exploit them for an indefinite period at no additional cost to us.  If we decide to extend a specific contract and have come to an agreement with the other parties on the terms of such extension, a copy of the final agreement is submitted to the ANH for its review.  The ANH’s review focuses on assuring that the terms of the extension benefits the Nation more than if the contract were not extended, the production rights reverted to us and we undertook their development.

In 2010, the “Santiago de las Atalayas Contract”, one of the most important exploration and production contracts due to its current production level and to the amount of crude oil and natural gas reserves, will terminate and the right to exploit the hydrocarbon reserves subject to this Contract will revert back to us.

All exploration and production contracts entered into after January 1, 2004, in the event they are not extended by the ANH, revert to the ANH and not to us.

Accounting for reserves and production

Under Colombian law, the Nation owns all hydrocarbon reserves within Colombia, and we have the right to explore and produce those reserves as detailed in Item 4 — “Information on the Company — Overview of Exploration and Production Contractual Arrangements”.  In connection with our transformation process we changed our accounting for all reserves other than reserves that arose in connection with the reversion of concessions.

Prior to March 2007 and in accordance with Decree 2625 of 2000, we recorded a cost of sales in the line-cost of sales of contributions in kind, for every barrel produced (other than from reverted concessions) pursuant to a pricing formula specified in the decree and we recorded a contribution to capital from the Nation for the amount expensed.  Since March 2007 and in accordance with Decree 727 of 2007, we no longer record a cost of sales or a capital contribution from the Nation in respect of our production (other than from reverted concessions).  We account for production from reverted concessions by recording a depletion charge on our income statement and a reduction in the related asset.  At the time we received the reverted concession, we placed the asset in our books at the book value carried by the party holding the concession.

FAEP

In 1995, the Government established a macroeconomic stabilization fund to manage excess export earnings from the sale of crude oil from three major oil fields in which we were a partner.  As a result, some of our export earnings from these fields were required to be deposited into a fund, the FAEP, which we owned and recorded on our balance sheet as an asset, but which was held at the Colombian Central Bank, which acted as the FAEP’s portfolio manager.  The amount we recognized as current revenues was determined by a specific formula contained in the law based on the amount of production and sales prices of specified fields.  The remaining amount was retained in the FAEP account at the Colombian Central Bank and was recorded in our balance sheet as deferred income with the related liability and the FAEP account as a long-term asset.  We recognized the deferred income as revenue when such funds were distributed to us from time to time.  In August 2007, in connection with our corporate transformation prior to our initial public offering, we distributed to the Government all of the deferred income in the FAEP account and we removed from our balance sheet the asset and the liability attributable to the FAEP, and our FAEP account ceased to exist.  As a result, since that date, we recognize all of our export earnings as current revenues.

Gasoline and diesel subsidies

The Government regulates domestic prices of liquid fuels according to international market conditions in order to align domestic prices with trends in international prices, with a one month lag.  When domestic prices of liquid fuels are lower than international parity prices, the Government is responsible for reimbursing refiners for the difference, which difference is called the fuel subsidy pursuant to Law 1151 of 2007.  As of the beginning of 2007, following our transformation to a state-owned entity, we charge the domestic prices established by the Government to wholesalers and, at the same time, we accrue as revenues the amount of the fuel subsidy and record an account receivable from the Government.  Each month the Government issues a resolution setting forth the fuel subsidy payment to be made in cash.  However, the calculation and payment by the Government of the 2008 fuel subsidy was significantly delayed.

In 2008, following international trends, domestic prices of liquid fuels reached historical highs.  By the end of 2008, international prices had decreased but the Government decided not to lower domestic prices.  Instead, the Government kept domestic prices high and allocated the excess amount (paid in the domestic market with respect to international parity prices) to a Fuels Stabilization Fund (Fondo de Estabilización de Precios de los Combustibles).  Similar to the approach followed by other countries, this Fund is funded with these excess payments when international prices are low and depleted when international prices are high in order to mitigate domestic price volatility.

Pursuant to a regulation issued by the Ministry of Mines and Energy and the Petroleum Code, producers of liquid fuels must first supply the local market before exporting any refined products.  Please refer to Item 4B — “Business Overview — Regulatory Framework” for a description of the local market priorities.

Transfer of the Cartagena Refinery assets to Refinería de Cartagena S.A

Prior to the transfer of Refinería de Cartagena S.A. to Glencore, the results of the Cartagena Refinery were included in our consolidated results.  In April 2007, we initiated a process to upgrade and expand our Cartagena Refinery.  As part of the process we selected Glencore as our strategic partner to undertake the expansion of the refinery and contributed the refinery’s assets in exchange for a 49.0% of the equity in Refinería de Cartagena S.A.  At December 31, 2007 Glencore held the remaining 51.0% interest in the company.  As of April 1, 2007, following the transfer of Refinería de Cartagena S.A. to Glencore, under Colombian Government Entity GAAP as in effect for 2007 and 2006, we started recording our 49.0% interest in Refinería de Cartagena S.A. as an investment at cost.  As such, we started recording as revenues the delivery of crude oil to the Cartagena Refinery and stopped recording as revenues sales of the refined products from the Cartagena Refinery.   However, under Colombian Government Entity GAAP as in effect for fiscal year 2008,  we began treating our 49.0% interest in Refinería de Cartagena S.A. as an investment under the equity method.

Under U.S. GAAP, we quantified the effects of the transfer by recording a Ps$579,241 million gain equal to 51% of the difference between the book value of the transferred assets and the fair value of the assets received, which we determined to be a more reliable indicator of the value of the exchange.  The gain also includes Ps$27,812 million corresponding to the amortization of the deferred gain.  The remaining 49% or Ps$556,236 million is to be amortized over 20 years.

In May 2009 we reacquired 100% of the Cartagena Refinery through the purchase of Glencore’s 51% stake for the purchase price of US$549 million.  As of such date, Refinería de Cartagena S.A.’s results will again be consolidated into our results.  Therefore, sales of crude oil and gas to the Cartagena Refinery will no longer be recorded as revenues, while sales of products from the Cartagena Refinery will be.  In addition, under U.S. GAAP, we will record the effects of this business combination by applying FAS 141 regarding the determination of goodwill and FAS 141(R) regarding the determination of the purchase price allocation.

Payments of tariffs of the build, operate, maintain and transfer contracts or BOMTs transferred to Ecogás as part of its spin-off from us

As a result of Law 401 of 1997, in 1998, we were required to spin-off all of our natural gas transportation assets to Ecogás, a newly created natural gas transportation company.  Prior to the spin-off of the natural gas transportation assets, we had entered into a number of BOMT contracts for the construction, operation, maintenance and transfer of the gas pipelines.  As part of the spin-off we were required to transfer all rights under the BOMT contracts to Ecogás, while remaining obliged for 100% of the tariffs.  Nevertheless, pursuant to Decree 958 of 1998 Ecogás was responsible for reimbursing us for 70% of the tariffs.

During 2007, in connection with the sale by the Government of Ecogás to Empresa de Energía de Bogotá, Ecogás’ obligation was cancelled.  We made a calculation of the present value of the future tariff payments corresponding to Ecogás’ 70% reimbursement obligation, and the Government delivered to us the future tariff payments in cash to cover these future BOMT obligations which totaled Ps$729,588 million at December 31, 2007.  We recorded this payment as a deferred income and as we make payments under the BOMTs, we record an expense and a reduction in the related deferred income liability.  We will make all future tariff payments under the BOMT contracts until their expiration.  This arrangement should not have a negative effect on our operating expenses, as the 70% expense which was previously compensated by Ecogás’ reimbursement, is offset by our recording the deferred income arising from the lump-sum payment.

Pre-IPO distribution of retained earnings

On April 27, 2007, we distributed as dividends retained earnings and other reserves amounting to Ps$4,475,399 million to our shareholders in cash.

Development of a Strategic Plan

We have developed the 2008–2015 Strategic Plan aimed at producing one million boe by 2015, placing special emphasis on the production of heavy crude oil.  We intend to invest heavily in our exploration and production activities, and in acquisition of reserves in Colombia and abroad to reach our goal.  As part of our strategic plan, we are upgrading and expanding the Barrancabermeja and the Cartagena Refinery, increasing their capacity and conversion rate.  Finally, we entered into an agreement for the purchase of Propilco which we completed during the second quarter of 2008 to further enhance integration of our product lines.

Factors Affecting our Operating Results

Our operating results are affected by international prices for crude oil and natural gas, production volumes and product mix.  Higher crude oil and natural gas prices have a positive impact on our results of operations in both our exploration and production segments due to our export revenues increasing.  Results from our refining activities are also affected by conversion ratios, utilization rates, refining capacity and operating costs, all of which affect our refining margins.  Currently, we have relatively low, although improving, conversion ratios in our refineries which results in us producing and selling refined products, particularly fuel oil, below costs.  Finally, changes in the value of foreign currencies, particularly the U.S. dollar against the Peso, have a significant effect on our financial statements.

Sales volumes and prices

Our exploration and production segments depend on production levels and average local and international prices for crude oil and natural gas that we market and sell to our customers locally and abroad.  Additionally, sales volumes depend on our purchases of crude oil and natural gas from our business partners and the ANH.

We sell crude oil in the international market and since April 2007 to the Cartagena Refinery.  In addition, we process crude oil in our Barrancabermeja refinery and sell refined products in the local and international markets.  Although sales of refined products have increased in recent years, production and sale of crude oil continues to be the driver of our financial performance.

Local sales and prices

We have a number of crude oil and natural gas long-term supply contracts with local customers, including the Cartagena Refinery and gas-fired power plants.  Local sale prices are determined in accordance with existing regulations, contractual arrangements and the spot market linked to international benchmarks.  Starting in April 2007, we started recording sales of crude oil to the Cartagena Refinery as related-party sales and not as internal sales.

International sales and prices

We export crude oil, natural gas and refined products at prices which are set by reference to international benchmarks and negotiation with our buyers.  We export any crude oil and refined products surplus after we have fulfilled our supply commitments with the refineries and local buyers.

Exploration costs

We plan to spend approximately US$11billion in drilling, directly and with our business partners, approximately 300 gross wells from 2008 to 2015.  We account for exploratory drilling using the successful efforts method whereby all costs associated with the exploration and drilling of productive wells are capitalized, while costs incurred in exploring and drilling of dry wells are expensed in the period.  The number of exploratory wells we declared as dry negatively affects our results.  Therefore, the significant expansion of our drilling can be expected to result in higher dry well expenses.

Labor costs

We expect our future labor costs to increase as we adjust the salaries of our employees to industry standards in the region and hire new personnel required to expand our exploration and production segments.

Royalties

We are obliged by law to pay a percentage of our production to the ANH as royalties.  Each production contract has its own royalty arrangement.  In 1999, a modification to the royalty system established a sliding scale for royalty payments linked to the production level of crude oil and natural gas fields discovered after July 29, 1999 whether the production is crude oil or natural gas, and the quality of the crude oil produced.  Since 2002 the royalties system has ranged from 8% for fields producing up to 5,000 bpd to 25% for fields producing in excess of 600 thousand bpd.  Changes in royalty programs only apply to new discoveries and do not alter fields already in their production stage.  Producing fields pay royalties in accordance with the applicable royalty program at the time of the discovery.  Our contracts specify that royalties are to be paid in physical product (crude oil or natural gas).

Purchases of hydrocarbons from the ANH

We currently purchase all physical product delivered by producers of crude oil and natural gas as royalty payments to the ANH at prices set forth in Law 756 of 2002 and Resolution 18-1709 of 2003.  The purchase price is calculated on a reference price for crude oil and natural gas at the wellhead and varies depending on prevailing international prices.  We have an interagency agreement or Convenio with the ANH, whereby we collect all in kind and cash royalties owed to the ANH by the oil and gas companies in Colombia.  The ANH may extend offers to sell such physical product and we, at our option, may accept such offers to purchase the royalty volume.  We sell the physical product purchased from the ANH as part of our ordinary business.

Effect of taxes and exchange rate variation on our income

Income tax

We are subject to tax on our income at statutory rate of 33%, the standard corporate rate in Colombia since 2008.  The statutory income tax rate during 2007 and 2006 was 34% and 38.5%, respectively.  The income tax rate in 2006 includes a 10% surcharge over the 35% statutory rate.

Exchange rate variation

Since 1999, the Government has allowed the Peso to float freely against all major currencies, including the U.S. dollar.  A strong depreciation or revaluation of the Peso, particularly against the U.S. dollar, has multiple effects on our financial results.  Our results are reported in Pesos, and we maintain our financial records in Pesos.  During 2008, 2007 and 2006, the Peso has appreciated (depreciated) on average 5.4%, 11.9% and (1.6%) respectively against the U.S. dollar.

Almost all of our exports of crude oil, natural gas and refined products are made in U.S. dollars at prices determined by reference to international benchmarks.  If the Peso depreciates against the U.S. dollar, our revenues from exports expressed in Pesos increase.  Imported goods, however, including imported services denominated in U.S. dollars, will by the same token increase.

The opposite effect occurs when the Peso appreciates against the U.S. dollar as has been the case in 2007 and 2008 based on average exchange rates.  Our revenues from exports of crude oil and natural gas have been reduced in Pesos as a result of the appreciation of the Peso.  The appreciation of the Peso also results in lower cost of products, services supplied and contracted abroad as these are denominated in U.S. dollars.

Furthermore, most of our financial investments are denominated in U.S. dollars and we have substantially no debt so the appreciation of the Peso against the U.S. Dollar during 2007 and 2008 resulted in substantial exchange losses.

ITEM 5A	Operating Results

The following discussion is based on information contained in our audited consolidated financial statements and should be read in conjunction therewith.  Our consolidated financial statements have been prepared in accordance with Colombian Government Entity GAAP, which differs in certain significant respects from U.S. GAAP.  See Note 33 to our consolidated financial statements for a description of the principal differences.

Results of operations for the year ended December 31, 2008, compared to the year ended December 31, 2007, and compared to the year ended December 31, 2006.

The following table sets forth components of our income statement for the years ended December 31, 2008, 2007 and 2006.

	For the Year ended December 31,		For the Year ended
			2008/2007	December 31,	2007/2006
	2008	2007	% change	2006	% change
	(Pesos in millions)		(Pesos in millions)

Revenues:

Total Revenue	33,896,669	22,332,320	52%	18,389,965	21%

Cost of Sales	19,023,649	12,058,527	58%	12,756,563	(5)%
Gross Profit	14,873,020	10,273,793	45%	5,633,402	82%

Operating Expenses:	2,217,719	1,341,956	65%	997,570	35%
Operating Income	12,655,301	8,931,837	42%	4,635,832	93%

Non-operating income (expenses):	3,355,903	(1,866,533)	n.m.	255,310	n.m.
Income before income tax	16,011,204	7,065,304	127%	4,891,142	44%

Income tax:	4,381,982	1,885,512	132%	1,499,769	26%
Minority interest:	(455)	-	n.m.	-	n.m.

Net Income	$11,629,677	$5,179,792	125%	$3,391,373	53%

n.m.= Not meaningful

During 2008, our principal sources of revenue were divided between the production and market and supply segments.

The following table sets forth our principal sources of revenue for the years ended December 31, 2008, 2007 and 2006.

				For the Year
	For the Year ended		2008/2007	ended	2007/2006
	December 31,		% change	December 31,	% change

	2008	2007	2006
	(Pesos in millions)			(Pesos in millions)
Production Segment:(1)
Crude oil:
Local sales	3,956,143	2,220,287	78%	29,825	n.m.
Other Income from local sales of crude oil (2)	140,464	116,020	21%	133,815	(13)%
Export sales	7,111,955	3,243,769	119%	2,474,356	31%
Total sales of crude oil	11,208,562	5,580,076	101%	2,637,996	112%

Natural Gas:
Local sales	778,298	468,290	66%	546,091	(14)%
Other Income from local sales of natural gas	129,575	6,614	n.m.	15,132	n.m.
Export sales	259,933	29	n.m.	-	n.m.
Total sales of natural gas	1,167,806	474,933	146%	561,223	(15)%
Total production segment sales	12,376,368	6,055,009	104%	3,199,219	89%

				For the Year
	For the Year ended		2008/2007	ended	2007/2006
	December 31,		% change	December 31,	% change

	2008	2007	2006
	(Pesos in millions)			(Pesos in millions)

Refining segment:
Refined Products:
Local sales(3)	14,876,906	11,517,000	29%	9,757,734	18%
Sales of refined products allocated to our production segment(4)	(90,628)	(94,734)	(4)%	(101,310)	(6)%
Other income from local sales of refined products(5)	61,612	49,646	24%	26,804	85%
Export sales	3,273,018	2,156,388	52%	4,194,044	(49)%
Total refining segment sales:	18,120,908	13,628,300	33%	13,877,272	(2)%

Market and supply segment:
Crude oil sales:
Local sales	818,258	784,342	4%	-	n.m.
Export sales	1,584,327	1,232,368	29%	1,195,724	3%
Total crude oil sales	2,402,585	2,016,710	19%	1,195,724	69%

Natural gas sales:
Local sales	123,116	191,881	(36)%	171,788	12%
Other income from local sales of natural gas	72,024	60,471	19%	50,569	20%
Export sales	53,414	7	n.m.	-	n.m.

Total natural gas sales	248,554	252,359	(2)%	222,357	13%
Total market and supply segment sales	2,651,139	2,269,069	17%	1,418,081	60%

Transportation segment:
Transportation sales	752,599	695,268	8%	685,871	1%
Sales of transportation services allocated to our other segments	(27,761)	(17,330)	60%	(19,376)	(11)%
Total transportation sales	724,838	677,938	7%	666,495	2%

Other sales(6)	308,702	139,188	122%	108,693	28%
Adjustment to other sales(7)	(285,286)	(120,687)	(136)%	(105,635)	14%
FAEP	-	(316,497)	n.m.	(774,160)	(59)%
Total sales	33,896,669	22,332,320	52%	18,389,965	21%

n.m.=Not meaningful.
(1)	Corresponds to sales of crude oil, natural gas and refined products to third parties excluding intergroup sales.
(2)	Corresponds to sales of refined products, transportation services and industrial services allocated to our production segment.
(3)
Prior to 2007, we were not reimbursed by the Government for motor fuel subsidies.  Includes motor fuel subsidy reimbursements by the Government amounting to Ps$1,778,050 million in 2007 and Ps$3,070,479 million in 2008.

(4)	Corresponds to sales of refined products from our Apiay and Orito refineries allocated to our production segment.
(5)	Corresponds to sales of transportation services and industrial services allocated to our refining segment.
(6)	Includes insurance premiums and sales of industrial services in Colombia.
(7)	Corresponds to sales of industrial services allocated to our production segment.

Total Revenues

In 2008, total revenues increased by 52% as compared to 2007, mainly due to higher sales of crude oil, sales of crude oil to the Cartagena Refinery and the increase in the average price of crude oil.  The 21% increase in total revenues in 2007 compared to 2006 was due to higher exported volumes of crude oil, sales of crude oil to the Cartagena Refinery beginning in April 2007 and an increase in the average sale price of crude oil of approximately 21%, which was partially offset by lower sales of refined products, since during 2008 we did not take into account the sales of refined products by Refinería de Cartagena S.A. (the “Cartagena Refinery”) from April 2007.

Starting in 2008, we created a separate segment for our market and supply sales within the calculation of total revenues.  Market and supply sales had previously been classified under the total sales component of the production segment.  For comparison purposes, we amended the table above to show what the market and supply sales were for the years 2007 and 2006.  In 2008, market and supply sales increased by 22% due to the increase in the sales prices of refined products.

The following table sets forth our export and local sales of crude oil, natural gas and refined products for the years ended December 31, 2008, 2007 and 2006.

	For the Year ended December 31,		2008/2007 % change	For the Year ended December 31,	2007/2006 % change
	2008	2007	2006
Crude oil:
Local sales (barrels)(1)	26,981,442	20,859,714	29%	333,003	n.m.
Export sales (barrels)	54,592,797	34,724,093	57%	29,056,837	20%
Average price per local barrel (in U.S. dollars)	89.99	69.30	30%	37.98	82%
Average price per export barrel (in U.S. dollars)(2)	81.01	62.02	31%	53.57	16%
Weighted average price per local and export barrel (in U.S. dollars)	83.98	64.76	30%	53.39	21%

Natural gas:
Local sales (mbtu)	146,955,743	160,056,709	(8)%	148,977,334	7%
Export sales (mbtu)(3)	35,491,468	6,555	n.m.	-	n.m.
Average local price (mbtu) (in U.S. dollars)	3.12	1.98	79%	2.04	(3)%
Average export price (mbtu) (in U.S. dollars)	4.49	2.64	70%	-	n.m.

Refined products:
Product local sales (barrels)	69,312,065	71,191,548	(3)%	79,635,684	(11)%
Export sales (barrels)	18,380,770	19,335,063	(5)%	34,401,773	(44)%
Average local price per barrel (U.S. dollars)	109.16	65.82	66%	51.96	27%
Average export price per barrel (U.S. dollars)	90.56	53.66	69%	51.7	4%

n.m. = Not meaningful.
(1)	Starting in April 2007, we started recording crude oil sales to the Cartagena Refinery, an affiliated entity.
(2)	Amounts stated in U.S. dollars have been translated at 1,966.26 for 2008, 2,078.35 for 2007 and 2,357.98 for 2006.
(3)	We initiated exports of natural gas to Venezuela in the third quarter of 2007

Production segment sales

Crude oil

Local sales

Since April 2007, our local sales reflect the recognition of sales of crude oil to the Cartagena Refinery.  Prior to April 2007 we did not have meaningful local sales of crude oil.  Local sales of crude oil, which mainly reflect sales to the Cartagena Refinery, increased by 78% in 2008 as compared to 2007 due to a 29% increase in volumes as a result of (i) the recognition of sales for the twelve months instead of nine months in 2007 and (ii) higher demand for crude oil from the Cartagena Refinery because of the lower local prices compared to higher import prices.  The increase of local sales of crude oil in 2007 when compared to 2006 is due to the fact that in 2006 there were no meaningful local sales of crude oil.

Export Sales

In 2008, our revenues from exports of crude oil increased by 119% due to a 57% increase in volumes and a 31% increase in the average export price of crude oil, partially offset by a 5.4% appreciation in the average exchange rate for the Peso against the U.S. Dollar.  The increase in revenues in 2007 compared to 2006 from exports of crude oil including revenues deposited in the FAEP was due to a 20% increase in export volumes and a 16% increase in export prices, which in turn was partially offset by an 11.9% appreciation in the average exchange rate for the Peso against the U.S. Dollar.

Natural gas

Local sales

Local sales of natural gas increased by 66% in 2008 primarily due to an increase in the average sale price of natural gas, partially offset by an 8% reduction in volumes as a result of lower consumption in the thermal power generation sector and scheduled maintenance programs.  The decrease in revenues in 2007 from local sales of natural gas was attributable to a 3% decrease in local prices for natural gas as a result of prices for natural gas from the La Guajira field being regulated and tied to the average fuel oil export price for the prior six months (which for the last six months of 2006 was relatively depressed), offset by a 7% increase in local sales volumes.

Export Sales

In 2008, export sales of natural gas reflect the first complete year of natural gas exports to Venezuela.  In 2007, export sales of natural gas only reflected the start of our sales of natural gas to Venezuela.  Prior to 2007, we did not export any natural gas.

Refining segment sales

Local sales

Revenue from local sales of refined products in 2008 as compared to 2007 increased by 29% as a result of higher average sales prices resulting from an increase in international oil prices, partially offset by a 3% decrease in volumes sold as a result of the decrease in domestic consumption of refined products.  The increase in revenue in 2007 compared to 2006 was attributable to a 29% increase in average local prices resulting from higher international oil prices and an improvement in our product slate, partially offset by an 11% decrease in volumes sold.

Export Sales

The increase in revenues from exports of refined products in 2008 as compared to 2007 was due to a 69% increase in average sales prices which resulted from the increase in international oil prices.  The decrease in revenues from the export of refined products in 2007 compared to 2006 was attributable to the transfer of the Cartagena Refinery, as a result of which we no longer recorded sales of refined products from said refinery in our financial statements.

Market and Supply segment sales

Local sales

Revenues from local sales of crude oil increased by 4% in 2008 as compared to 2007 as a result of an increase in sales to the Cartagena Refinery and higher average sales prices for crude oil, as a result of the increase in international oil prices.  Revenues from local sales of natural gas in 2008 as compared to 2007 decreased due to the reduction in volumes sold, which resulted from lower domestic consumption of natural gas.  In 2007 as compared to 2006 revenue from local sales of natural gas increased primarily as a result of higher volumes sold.

Export Sales

Revenues from exports of crude oil increased in 2008 as compared to 2007 as a result of higher average international crude oil prices and an increase in volumes sold internationally, partially offset by a 5.4% appreciation in the average exchange rate for the Peso against the U.S. Dollar.  Revenues from exports of crude oil in 2007 as compared to 2006 increased as a result of higher average international crude oil prices.

Transportation segment sales

Revenues from transportation activities in 2008 as compared to 2007 increased by 8% as a result of higher volumes transported and an increase in average tariffs for crude oil.  Revenues from the transportation segment for 2007 compared to 2006 remained stable as transported volumes did not vary significantly.

Cost and Expenses

The following table sets forth elements of our cost of sales, operating expenses and operating income for the years ended December 31, 2008, 2007 and 2006.

	For the Year ended December 31,		2008/2007	For the Year ended December 31,	2007/2006
	2008	2007	% change	2006	% change
	(Pesos in millions)			(Pesos in millions)

Cost of sales	19,023,649	12,058,527	58%	12,756,563	(5)%

Operating expenses	2,217,719	1,341,956	65%	997,570	35%

Operating Income	12,655,301	8,931,837	42%	4,635,832	93%

Cost of sales—consolidated

As a result of the increase in international prices for crude oil, our costs of sales have been affected by a number of factors.  The most important factors are described below:

•
Purchases of hydrocarbons from the ANH in 2008 as compared to 2007 increased to Ps$5,584,474 million as a result of higher average prices on an increased number of barrels purchased and an increase of 12% in production as compared to 2007.  Purchases of hydrocarbons from the ANH in 2007 compared to 2006 increased to Ps$3,912,315 million for the same reason.

•
Purchases of crude oil from our business partners increased during 2008 to Ps$3,193,690 million as a result of higher volume purchased to meet existing supply obligations, which amounted to 19 million barrels in 2008 compared to 12.9 million barrels in 2007 and increases in average prices for crude oil.  The increase in costs from purchases of crude oil from our business partners in 2007 compared to 2006 were due to higher purchase volumes which amounted to Ps$1,513,683 million in 2007 and increase in average crude oil prices.

•
Purchases of natural gas and other products increased during 2008 to Ps$257,691 million as a result of our obligation to supply natural gas to our long-term purchasers and to purchases of refined products from the Cartagena Refinery.  Increases in costs related to purchases of natural gas and other products in 2008 compared to 2007 were due to purchases of natural gas to meet supply commitments with our customers.

•
Purchase of imported products increased during 2008 to Ps$2,552,231 as a result of higher volumes purchased in order to mix such imports with the local production of gasoline and diesel in order to decrease the content of sulphur in our fuels and a higher average international price for gasoline and diesel.

•
Services contracted with associations, which are pro rata expenses for our joint ventures, increased to Ps$1,202,435 million in 2008 as a result of an increase in exploration activities and increases in the price of oil services as a result of a worldwide increase in demand for oil services.  In 2007 compared to 2006, joint venture expenses increased to Ps$1,019,043 million as a result of an increase in our exploration and maintenance activities.

•
Labor costs in 2008 as compared to 2007 increased as a result of increases in wages, labor benefits and bonuses paid as part of our personnel retention policies and an increase in the number of our employees who are eligible to receive these benefits.  Labor costs in 2007 compared to 2006 increased as a result of higher wages, labor benefits and bonuses paid as part of our personnel retention policies.

Principal elements of our cost of sales by business segments are as follows:

Production segment’s cost of sales

Cost of sales affecting our production segment are mainly cost of sales of purchases of crude oil and natural gas volumes from the ANH, purchases of crude oil and natural gas from other oil companies to meet our supply commitments and services contracted with joint venture partners.  Our production segment’s cost of sales are also affected by the depreciation and amortization of production assets and the depletion of hydrocarbon reserves that have reverted to us from concessions.

Refining segment’s cost of sales

Cost of sales affecting our refining segment are primarily for the purchase of crude oil and natural gas to upload and feed the refineries, services contracted for the maintenance of the refineries, and amortization and depreciation of refining assets.

Transportation segment’s cost of sales

Cost of sales affecting our transportation segment are:  depreciation and amortization of our transportation assets and project costs, which relate to costs associated with the maintenance of transportation networks and construction and conversion of existing pipelines to the transportation of heavy crude oil.

Operating expenses

Our operating expenses increased in 2008 compared to 2007 as well as in 2007 compared to 2006, as a result of the following factors:

•
Studies and projects in 2008 compared to 2007 and compared to 2006 increased as a result of higher maintenance expenses for production projects, an increase in developed wells inversion and accounting for dry wells and exploration costs.

•
Oil pipeline transportation tariff payments increased in 2008 compared to 2007 as a result of higher volume transported and maintenance of back-up product pipelines, offset in part by a decrease in tariffs.

Our operating expenses by business segments increased in 2008 compared to 2007 and in 2007 compared to 2006.  Such expenses by business segment are described below.

Exploration segment’s operating expenses

Operating expenses affecting our exploration segment are primarily for studies and projects, which correspond to expensing dry wells and labor expenses in connection with salaries and benefits paid to personnel assigned to our exploration segment.

Production segment’s operating expenses

Operating expenses affecting our production segment are related to depreciation and amortization of assets dedicated to production activities, studies and projects relating to production of crude oil and natural gas and labor expenses relating to salaries and benefits paid to personnel assigned to our production segment.

Refining segment’s operating expenses

Operating expenses affecting our refining segment are primarily for labor expenses relating to salaries and benefits paid to personnel assigned to our refining segment.

Transportation segment’s operating expenses

Operating expenses affecting our transportation segment are primarily for transportation tariffs paid in connection with crude oil and natural gas transportation and labor expenses relating to salaries and benefits paid to personnel assigned to our transportation segment.

Non-operating income (expenses)

The following table sets forth our non-operating income (expenses) for the years ended December 31, 2008, 2007 and 2006.

	At December 31,
	2008	2007	2006
	(Pesos in millions)
Non-operating income(expenses):
Financial income, net	4,101,252	93,628	683,436
Pension expenses	(1,144,925)	(1,090,343)	(829,191)
Inflation gain	30,473	41,132	56,166
Other income (expenses), net	369,103	(910,950)	344,899

Financial income, net.  Financial income, net, includes foreign exchange gains, valuation of investments, dividends received and profit from sale of investments.  Financial income, net increased significantly in 2008 when compared to 2007 mainly due to a net exchange gain and an increase in net income from the valuation of our investment portfolio.  In 2007, financial income, net decreased when compared to 2006 mainly as a result of our holding a large portion of our investments in U.S. dollar denominated securities.  The yield on these securities decreased as a result of the reduction of interest rates in the United States and the appreciation of the average exchange rate of the Peso against the U.S. dollar.

Pension expenses.  Pension expenses increased by 5% in 2008 compared to 2007, principally due to an increase of 5.69% in monthly pension payments; salary increases of 6.53% (pension benefits are affected by salary levels).  Pension expenses increased by 31% in 2007 compared to 2006 principally due to increases of 5.69% in monthly pension payments; salary increases of 6.53% (pension benefits are affected by salary levels) and increases in health services per beneficiary of 22% as this service was contracted with a third-party in 2007 while it was provided internally in 2006.

Other income (expenses), net.  Other income (expenses), includes BOMT expenses, recovery of provisions, other revenues and other recoveries.  Other expenses include legal and other provisions and taxes unrelated to income.

Other income (expenses) increased in 2008 as compared to 2007 mainly due to an increase in the recovery of provisions for legal proceedings and to lower provision expenses in 2008.

Other income (expenses) increased in 2007 compared to 2006 as a result of higher provisions for legal proceedings as a result of a new accounting rule issued by CGN, which provided that a provision was to be recorded for a contingent event if the outcome was considered to be probable.  The term probable, as used in the rule, has been interpreted in practice under Colombian Government Entity GAAP to mean more-likely-than-not.  As a result, the provision for legal proceedings included in Estimated Liabilities and Provisions was increased by Ps$951,158 million during 2007 to reflect the implementation of the new rule.  Prior to September 5, 2007, under Colombian Government Entity GAAP, a provision was recorded for a contingent event at the time a judgment was issued against us, without reference to the evaluation of the outcome.  The principal portion of the increase related to contingencies that were in existence at the date of the rule change.  See Note 28 to our consolidated financial statements.

Income before income tax

Income before income taxes increased by 126.6% in 2008, compared to 2007, and by 44.5% in 2007 compared to 2006, as a result of higher revenue due to a higher average price of crude oil without a comparable increase in cost of sales and operating expenses.

Income tax

The effective income tax rate for 2008 was 27.3%, compared to 26.7% in 2007 and 30.7% in 2006.  Our effective tax rates were lower than the statutory rate as a result of tax benefits mainly related to an income tax deduction equal to 30% of all capital expenditures in 2006 that was increased to 40% for 2007 and subsequent years.

Net Income

As a result of the foregoing, net income increased by 124.5% in 2008, compared to 2007, and by 52.7% in 2007 when compared to 2006.

Principal differences between Colombian Government Entity GAAP and U.S. GAAP

We prepare our financial statements in accordance with Colombian Government Entity GAAP.  These principles and regulations differ in certain significant respects from U.S. GAAP.  The following is a description of the most relevant differences between Colombian Government Entity GAAP and U.S. GAAP.  Note 33 to our consolidated financial statements presents reconciliations of net income and shareholders’ equity determined under Colombian Government Entity GAAP to those same amounts as determined according to U.S. GAAP, as well as a complete description of the differences between the two accounting standards.  The principal differences between Colombian Government Entity GAAP and U.S. GAAP are as follows:

FAEP

Under Colombian Governmental Entity GAAP, contributions to FAEP were recorded as increases to deferred income and an asset account for the same amount.  No revenue was recognized for contributions to FAEP.  Distributions from the FAEP to us were recorded as ordinary revenue with corresponding decreases in the deferred income and the FAEP asset accounts.

Under U.S. GAAP, the FAEP amount is recognized as current income and not as deferred income.  U.S. GAAP requires us to recognize the FAEP as revenue even though it was a Government savings program with the purpose of maintaining macro-economic stability in the country.  Therefore, the amounts recognized as current income under U.S. GAAP had the effect of increasing retained earnings and when the distribution of the amounts deposited in the FAEP was made by us to the Government in August 2007, for U.S. GAAP purposes, the distribution was treated as a dividend payment to the sole shareholder.

Advances received from Ecogás for BOMT Contracts (Build, Operate, Maintain and Transfer)

Under Colombian Government Entity GAAP, payment obligations under the BOMT contracts were treated as equivalent to an operating lease.  Under U.S. GAAP the obligations are treated as capital leases, and an asset and liability were recognized and payments under the BOMT contracts serve to reduce the liability and the asset is depreciated.  Subsequently, we subleased the same asset to Ecogás, with the corresponding treatment of the payments receivable from Ecogás as direct financing lease for U.S. GAAP purposes.

Contributions in kind

Under Colombian Government Entity GAAP, contributions of the Nation in kind (the produced reserves) pursuant to Decree 2625 of 2000 were recognized as a cost of production during the years Decree 2625 was in force and a contribution to equity.  Under U.S. GAAP, costs associated with these contributions were reversed to reflect retained earnings that were later distributed to the Nation as a stock dividend.

Reversal of concessions

Under Colombian Government Entity GAAP, we recorded an asset for the contributions of the Nation of crude oil and natural gas reserves deriving from the reversal of concessions of oilfield areas in favor of the Nation, given before the effectiveness of Decree 1760 of 2003. Reserves were valued by means of the technical-economic model where the value per barrel resulted from the relation of the net present value obtained at a discount rate and the total proved reserves on the contribution date. For U.S. GAAP purposes, these reversions were considered a transfer of assets between entities under common control. Ecopetrol as the entity that received the net assets, should have initially recognized the assets transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer, which in this case is zero as the transferring entity did not recognize a carrying value.

Reserves

Under Colombian Government Entity GAAP, as in effect for fiscal years ended December 2007 and 2006, the estimates for reserves at December 31, 2007 and 2006 were prepared using average prices for each period. In contrast, U.S. GAAP requires the calculation of reserves using year-end prices. As a result, the quantity of estimated proved reserves for these two periods differs from the estimated quantities of proved reserves in accordance with U.S. GAAP and SEC Rule 4-10 of Regulation S-X. The main differences between Colombian Government Entity GAAP and U.S. GAAP are presented in Note 33 to our consolidated financial statements.

Effects of inflation on financial information

The accompanying consolidated financial statements have been prepared from the accounting records, which are maintained under the historical cost convention, modified since 1992 to comply with the legal provisions of the CGN to recognize the effect of inflation on non-monetary balance sheet accounts until December 31, 2001, including equity. The CGN authorized us not to apply the inflation adjustment system from January 1, 2002 onwards. The accumulated inflation adjustments were eliminated in the process of reconciling our financial statements to U.S. GAAP.

Valuation surplus

Under Colombian Government Entity GAAP, property, plant and equipment are revalued every three years in accordance with market value and the investments in unconsolidated investees are revalued by using the equity intrinsic value (percentage of ownership of the company in the equity of the investee). The excess of these amounts over the carrying amount is treated as valuation surplus with a corresponding amount in equity (valuation surplus). Revaluation of these assets is not done for purposes of U.S. GAAP.

Variable interest entity

Under Colombian Government Entity GAAP consolidation with significant subsidiaries is required when there is control by having more than 50% ownership or majority of the voting rights in the subsidiary. Under U.S. GAAP (FIN 46(R)) if an entity has variable interests whereby one party absorbs losses or benefits from net profits in excess of its ownership interest then those variable interests must be evaluated. Under this analysis Ocensa represents a variable interest entity of which we are the primary beneficiary and therefore we are required to consolidate it in our financial statements for U.S. GAAP purposes. See Note 33 to our consolidated financial statements for a description of our analysis.

Equity method accounting

Under Colombian Government Entity GAAP as in effect for fiscal years 2007 and 2006, equity method is only applied when control exists. Under U.S. GAAP, equity method is required for investments where significant influence exists (generally ownership higher than 20%) but the investment is not controlled.

Under Colombian Government Enity GAAP as in effect for fiscal year 2008, equity method is applied for investments where significant influence exists but the investment is not controlled. However, unlike U.S. GAAP, there is no 20% ownership requirement.

Employee benefit plans

There are significant differences in the measurement of expense and balance sheet amounts for employee benefit plans between Colombian Government Entity GAAP and U.S. GAAP. See Note 33 to our consolidated financial statements.

Investment securities

There are significant differences in the measurement of expense and balance sheet amounts for investments between Colombian Government Entity GAAP and U.S. GAAP. See Note 33 to our consolidated financial statements.

Provisions - allowances and contingences

There are significant differences in the measurement of expense and balance sheet amounts for provisions - allowances and contingences between Colombian Government Entity GAAP and U.S. GAAP. See Note 33 to our consolidated financial statements.

ITEM 5B	Liquidity and Capital Resources

History

Prior to our corporate transformation and initial public offering, the Government limited our capital expenditure program and access to the credit markets as it was making decisions for us based on its own budgetary needs and concerns and not on the growth prospects of the Company. Furthermore, we were required to make macroeconomic stabilization payments to the FAEP, which negatively affected our cash flow from the export of crude oil. As a result of our sale of shares to private investors, we became a mixed economy company, which provides us budgetary autonomy and access to credit markets.

Liquidity

Our principal sources of liquidity in 2008 were cash flows from operations amounting to Ps$11,792,900 million. In addition, we received Ps$832,919 million as a result of additional shares bought by investors pursuant to the installment option we offered during our initial public offering in Colombia, which took place during the third quarter of 2007. Our principal uses of liquidity in 2008 were Ps$9,890,505 million in capital expenditures, which included investments in natural and environmental resources and reserves, additions to our property, plant and equipment and dividend payments for the fiscal year 2007 amounting to Ps$4,654,340 million.

At December 31, 2008, we had consolidated indebtedness of Ps$289,499 million, which corresponded mainly to Propilco’s indebtedness of Ps$278,107.

For 2009, major cash needs include planned capital expenditures amounting to approximately Ps$14,315,200 million, of which Ps$2,295,400 million correspond to exploration activities and acquisition of reserves, Ps$6,244,500 million correspond to production activities, Ps$1,872,200 million correspond to refining activities, Ps$1,375,400 million for transportation activities, Ps$526,700 million for other capital expenditures, Ps$2,001,000 for acquisitions and Ps$8,122,918 million for dividend distributions. In addition, we use cash to finance the Government’s motor fuel subsidy program for which the Government reimburses us in cash. Under current market conditions, we expect our existing and anticipated working capital and capital expenditure requirements to be met through our cash flows from operations and through debt proceeds raised in the local and international financial markets.

We recently entered into a Ps$2,200 billion (approximately US$1 billion) syndicated loan facility with a syndicate of local banks in May 2009. This loan facility has a term of seven years with a two year grace period. The interest rate under the facility equals the fixed term deposit rate (DTF) plus an additional 4% (the anticipated quarterly interest rate). Amortization is bi-annual under the loan. In addition, as guarantee for the loan, we pledged our stock in Refinería de Cartagena S.A. (Reficar), Oleoducto Central S.A. (Ocensa) and Propileno del Caribe (Propilco). We intend to use the proceeds from this loan to finance our strategic plan.

In addition, ODL, our indirect Panamanian subsidiary, through its Colombian branch office, Oleoducto de los Llanos Orientales Sucursal Colombia, entered into a Ps$520,000 million (approximately US$200 million) loan facility with Banco de Bogota S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco AV Villas S.A., which together comprise the Grupo Aval, in March 2009. This loan facility has a term of five years. The interest rate under the facility equals the fixed term deposit rate (DTF) plus an additional 5% (the anticipated quarterly interest rate). The principal amount will be amortized in 17 equal quarterly payments, beginning in June 2010. In addition, as guarantee for the loan, Oleoducto de los Llanos Orientales Sucursal Colombia pledged its economic rights to the finance tariffs included in its Ship-or-Pay Contracts. Oleoducto de los Llanos Orientales Sucursal Colombia intends to use the proceeds from this loan to finance part of the Rubiales pipeline described in Item 4B – “Business Overview – Transportation – Pipelines – Oleoducto de los Llanos Orientales” above.

Use of Funds

Capital Expenditures

The following table sets forth our consolidated capital expenditures for each of our business segments for 2008, 2007 and 2006.

	For the Year ended December 31,
	2008	2007	2006
	(Pesos in millions)
Exploration & production	4,911,487	2,678,684	1,309,361
Refining and Petrochemicals	776,080	234,462	435,498
Transportation	939,996	92,344	72,765
Corporate	69,483	23,760	40,784
Marketing and Supply	7,549	31,472	45,310
Total	6,704,595	3,036,962	1,862,934

Our 2008-2015 budget capital expenditure is approximately US$57.7 billion distributed by business segment. See Item 4B — “Business Overview — Strategy”.

We plan to meet our budgeted capital expenditures for the next two to three years mainly through existing cash on hand and cash from operating activities. We also expect to access local and international financial markets to fund part of our capital expenditures. Furthermore, we may decide to access the equity markets through the issuance of an additional 9.9% of our common stock as authorized by law 1118 of 2006.

Cash from operating activities

Net cash provided by operating activities increased by 19.2% in 2008 compared to 2007 and by 54.8% in 2007 compared to 2006 as a result of an 80.3% and a 23.8% increase in sales of crude oil and natural gas in 2007 and 2006, respectively as a result of an 82% and 59% increase in the export price of crude oil in 2007 and 2006.

Cash used in investing activities

Net cash used in investing activities increased in 2008 compared to 2007 and to 2006 as a result of the need to finance our exploration and production activities necessary to maintain our current crude oil production levels. We invested heavily in 2008 in the development of mature fields, drilling campaigns and participations in new exploratory fields.

Cash used in financing activities

Net cash provided by financing activities decreased in 2008 compared to 2007 as a result of the decrease in cash received from our initial public offering in Colombia in 2007 which did not reoccur in 2008. Net cash used in financing activities in 2007 compared to 2006 increased as a result of our initial public offering in Colombia, partially offset by the dividend payment to our shareholders.

Dividends

In 2008, we paid dividends of Ps$4,654,340 million to our shareholders, including the Nation. On March 26, 2009, our shareholders at the ordinary general shareholders’ meeting approved dividends for the fiscal year ended December 31, 2008 amounting to Ps$8,122,917 million, divided into an ordinary dividend of Ps$115.00 per share and an extraordinary dividend of Ps$105.00 per share, based on the number of outstanding shares at December 31, 2008. Dividends declared will be paid in three installments. The first payment was made in April, the second dividend payment will be made in August and the third dividend payment will be made in December.

ITEM 5C	Research and Development, Patents and Licenses, etc.

Our research and development activities are conducted by the Instituto Colombiano de Petróleos or the Institute, our research and development unit. Our activities are focused on developing technology solutions for us and the Colombian oil industry, and development of technical tests and analyses to evaluate our business. Our research and development increased during the last three years to approximately Ps$93 billion in 2008, from approximately Ps$65 billion in 2007 and approximately Ps$54 billion in 2006.

The Institute has 29 locations and 21 research and development laboratories. During 2008 our research and development laboratories rendered services to other companies including Shell, British Petroleum, Exxon Mobil as well as the ANH.

We currently own 17 patents in Colombia, United States, Venezuela, Ecuador and Brazil. In 2008, we filed for 15 new patents, eight of them in Colombia and seven new patents abroad. One of our most significant patents is an anti-theft patent which allowed us to reduce fuel oil and crude oil theft by 31% in 2008 when compared to 2007. Most of our patents will expire between 2015 and 2017.

ITEM 5D	Trend Information

See Item 5 — “Operating and Financial Review and Prospects — Overview”

ITEM 5E	Off-Balance Sheet Arrangements

Under Colombian Government Entity GAAP we do not have any off-balance sheet arrangements. Under U.S. GAAP Oleoducto Central S.A. is a variable interest entity pursuant to FIN 46 and has been included in our consolidated results. See Note 33 to our consolidated financial statements for a description of our treatment of Oleoducto Central S.A. under U.S. GAAP.

ITEM 5F	Tabular Disclosure of Contractual Obligations

Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our contractual obligations at December 31, 2008.

	Payments due by period
		Less than 1	1-3	3 to 5	More than 5
	Total	year	years	years	years
	(Pesos in millions)
Contractual Obligations:
Pension Plan Obligations	19,907,143	546,649	1,235,993	1,351,925	16,772,576
Contract Service Obligations	2,505,385	883,561	1,470,298	79,601	71,924
Operating Lease Obligations	11,142	6,813	4,329	0	0
Natural Gas Supply Agreements	2,924,937	300,950	955,391	951,010	717,586
Oil Transport Agreements	6,576	6,576	0	0	0
Energy Supply Agreements	1,227,950	178,714	958,024	44,200	47,012
Capital expenditures	338,441	275,284	63,157	0	0
Build, Operate, Maintain and Transfer contracts (BOMT)	1,040,199	197,340	415,238	200,917	226,705
Capital (Finance) Lease obligations	438,058	25,431	74,554	72,188	265,885
Total	28,399,831	2,421,318	5,176,984	2,699,842	18,101,687

Critical accounting policies and estimates

The following discussion sets forth our critical accounting policies. Critical accounting policies are those policies that require us to exercise the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates we make in these contexts require us to calculate variables and make assumptions about matters that are highly uncertain. In each case, if we had made other estimates, or if changes in the estimates occur from period to period, our financial condition and results of operations could be materially affected. This information should be read together with Note 1 to our consolidated financial statements for a summary of the economic entity and principal accounting policies and practices. There are many other areas in which we use estimates about uncertain matters, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.

Oil and gas reserves

When accounting for our reserves we use a similar method to the internationally recognized “successful efforts” method of accounting for investments in exploration and production areas. These investments are amortized using the technical units-of-production method on the basis of proved developed reserves by field. The reserves are based on technical studies prepared internally by our Department of Reservoirs and approved by our reserves committee, which follow estimation methodologies recommended by international organizations of specialists in hydrocarbon reserves and that in accordance with their certification meet the guidelines followed by the SEC.

Oil and gas reserves are divided between proved and unproved reserves. Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves can also be divided in two categories: developed and undeveloped. Developed proved reserves are expected to be recovered from existing wells including line pack, or when the costs necessary to put them in production are relatively low. For undeveloped proved reserves, significant investments are necessary, including drilling new wells and installing production or transportation facilities.

The estimation of hydrocarbon reserves is subject to several uncertainties inherent to the determination of proved reserves, production recovery rates, the timeliness with which investments are made to develop the reservoirs and the degree of maturity of the fields.

Under Colombian Government Entity GAAP as in effect for fiscal years 2007 and 2006, we used the average WTI reference price to estimate our total reserves. Under Colombian Government Entity GAAP as in effect for fiscal year 2008, we used the year-end WTI reference price to estimate our total reserves. Required investments are based on technical and financial conditions for the field at the time reserves are estimated. For U.S. GAAP purposes, we used the WTI year end price.

Crude oil prices have traditionally fluctuated as a result of a variety of factors such as changes in international prices of natural gas and refined products, long-term changes in the demand for crude oil, natural gas and refined products, regulatory changes, inventory levels, increase in the cost of capital, economic conditions, development of new technologies, economic and political events, and local and global demand and supply.

Revisions to proved reserves estimates of crude oil and gas and the effect of such price variations are presented in Note 33.xxviii to our consolidated financial statements. Changes in the crude oil price may affect our estimates in the future.

The calculation of units-of-production depreciation and depletion is a critical accounting estimate that measures the depreciation and depletion of upstream assets. The units of production are equal to the ratio of actual volumes produced to total proved developed reserves (those proved reserves recoverable through existing wells with existing equipment and operating methods) and applied to our asset cost.

Financial derivative instruments

Occasionally we enter into hedging agreements to protect our exposure from the fluctuations of international crude prices. The difference between amounts paid and income received under hedging operations is recognized as financial income/expense. We do not enter into hedging contracts for speculative purposes.

Under Colombian Government Entity GAAP, our estimates are based on current spot prices subject to market variations. The differences between our estimates and current payments have been immaterial. We do not foresee material variations in the near future that may significantly impact our financial condition or results of operations. Our transactions with financial derivatives have not been significant during the last three years.

Under U.S. GAAP, we used fair values to measure our financial derivative instruments. Fair values were based on market quotes. There have not been material variations between fair values that have impacted significantly our financial condition or operating performance in the past.

Pension plans and other retirement benefits

The determination of the expense and liability relating to our pension and other retirement benefits require us to use judgment in the determination of actuarial assumptions. These include active employees with indefinite term contracts, retirees and their heirs, pension benefits, healthcare and education expenses; number of temporary employees who will remain with us until retirement, voluntary retirement plans and pension bonuses. The calculation of retirement bonds posted by us to meet our pension obligations is regulated by Decrees 1748 of 1995, 1474 of 1997 and 876 of 1998, as well as Law 100 of 1993 and its regulatory decree.

These actuarial assumptions include estimates of future mortality, withdrawal, changes in compensation and discount rate to reflect the time value of money as well as the rate of return on pension bonds and other plan assets. These assumptions are reviewed at least annually and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower withdrawal rates or longer or shorter life spans of participants.

Most of our assumptions have been based on historical trends. Actuarial gains and losses a result of differences between estimates and actual calculations and differences between Colombian Government Entity GAAP and U.S. GAAP are disclosed in Note 33.vii to our consolidated financial statements. Changes in interest rates and amendments to plan conditions have affected prior estimates. We believe that the assumptions used in recording our obligations under the plans are reasonable based on our experience and market conditions.

Litigation and tax assessments

We are subject to claims for substantial amounts, regulatory and arbitration proceedings, tax assessment and other claims arising in the normal course of business. Management and legal counsel evaluate these situations based on their nature, the likelihood that they materialize, and the amounts involved, to decide on any changes to the amounts accrued and/or disclosed. This analysis includes current legal processes against the company and claims not yet initiated. In accordance with management’s evaluation and guidance provided by Colombian Government Entity GAAP, we created reserves to meet these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. At December 31, 2008, we had created a provision of Ps$551,224 million for litigation contingencies. We also maintain insurance policies to cover specific operational risks and asset protection.

Estimates are based on legal counsel’s evaluation of the cases and management’s judgment. In the past our estimates have been accurate and have not varied substantially compared to final judgments. We believe that payments required to settle the amounts related to the claims, in case of loss, will not vary significantly from the estimated costs, and thus will not have a material adverse effect on our results of operations or cash flows. Litigation and tax assessment differences between Colombian Government Entity GAAP and U.S. GAAP are disclosed in Note 33 to our consolidated financial statements.

Income taxes are accounted for under the assets and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities in the financial statements and their respective tax base. Deferred taxes on assets and liabilities are calculated based on statutory tax rates that we believe will be applied to our taxable income during the years in which temporary differences between the carrying amounts are expected to be recovered.

Abandonment of fields

We are required by law to remove equipment and restore the land or seabed at the end of operations at production sites. To estimate this obligation, we include plugging costs and abandonment of wells, dismantling of facilities and environmental recovery of areas and wells. Changes resulting from new estimates of the liability for abandonment can occur as a result of changes in economic conditions. We accrue the estimated discounted costs of dismantling and removing these facilities at the time of installation of the assets. The related liability is estimated in foreign currency and is adjusted for exchange difference at the end of each year.

We use economic factors from different sources and develop our own internal estimates of future inflation rates and discount rates. There have not been significant disparities between estimates and asset retirement costs paid. We believe that the assumptions used in recording our asset retirement costs and obligations are reasonable based on our experience and market conditions.

Differences between Colombian Government Entity GAAP and U.S. GAAP are disclosed in Note 33 to our consolidated financial statements.

Recognition and measurement of assets recognized and liabilities assumed upon business combinations

Under U.S. GAAP, we account for businesses acquired using the purchase method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. The application of the purchase method requires certain estimates and assumptions especially concerning the determination of the fair values of the acquired intangible assets, property, plant and equipment as well as the liabilities assumed at the date of the acquisition. In addition, the useful lives of the acquired intangible assets, property, plant and equipment have to be determined. The judgments made in the context of the purchase price allocation can materially impact our future results of operations. Accordingly, for significant acquisitions, we obtain assistance from third-party valuation specialists. The valuations are based on information available at the acquisition date and different methodologies are used for each intangible identified above.

Goodwill

Under U.S. GAAP, Ecopetrol tests goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a re-measurement of the fair value of a reporting unit. Fair value is determined by reference to market value, if available, or by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results. In 2008, the most significant amounts of goodwill relate to the acquisitions of Propilco, Comai and Bioenergy. The valuation models used to determine the fair value of these companies are sensitive to changes in the underlying assumptions. For example, the prices and volumes of product sales to be achieved and the prices which will be paid for the purchase of raw materials are assumptions which may vary in the future. Adverse changes in any of these assumptions could lead us to record a goodwill impairment charge.

ITEM 5G	Safe Harbor

See — “Forward Looking Statements.”

ITEM 6	Directors, Senior Management and Employees

ITEM 6A	Directors and Senior Management

The information below sets forth the names and business experience of each of our Directors, officers and senior management, as of the date hereof.

Directors of Ecopetrol

The following are our current Directors as elected at the shareholders’ meeting held on March 26, 2009:

Hernan Martínez (67) has been a member of our Board of Directors since September 25, 2006. Mr. Martínez has served as Minister of Mines and Energy of Colombia since 2006. Prior to holding this position, Mr. Martínez worked as Manager of Corporate Planning for Esso Colombiana S.A.; President of International Colombia Resources Corporation; President of Exxon Mobil Colombia S.A., and as representative of the President of Colombia before the ANH. He has been a member of various Boards of Directors, including Carton Colombia S.A., Empresa de Interconexión Eléctrica S.A. ESP, Transmisión Eléctrica S.A. and Inversura S.A. Mr. Martinez earned a degree in chemical engineering from Universidad Pontificia Bolivariana and obtained a specialization degree in petroleum management from Northwestern University. Mr. Martínez was appointed as a director by the Nation.

Oscar I. Zuluaga (50) has been a member of our Board of Directors since March 26, 2007. Mr. Zuluaga has served as Minister of Finance of Colombia since 2007. From 1988 to 1990, Mr. Zuluaga was a member of the Council of Pensilvania (Caldas-Colombia), and in 1990 became the Mayor of this municipality. He served in the Senate of Colombia from 2002 to 2004. He is a founding member of the “U” Political Party, and served as the Advisor Minister for the Office of the President of Colombia in 2006. Mr. Zuluaga was also a Vice-President and President of Acerías de Colombia S.A. from 1992 to 2001. Mr. Zuluaga has been a member of the Board of Directors of Banco de la Republica – Colombia’s central bank, Fenalco or Federación Nacional de Comerciantes, Fedemetal, and the Colombo-Venezuelan Chamber of Commerce. Mr. Zuluaga earned a degree in economics from Pontificia Universidad Javeriana and a master’s degree in public finance from Exeter University, England. Mr. Zuluaga was appointed as a director by the Nation.

Esteban Piedrahíta (38) has been a member of our Board of Directors since May 2009. Mr. Piedrahíta has served as Director of the National Planning Agency of Colombia since May 4, 2009. He has worked for the Inter-American Development Bank and the Colombian Embassy in Washington. He has also held positions at Poder Magazine, Semana Publishing House, Estartegias Corporativas and Salomon Brothers Inc. Mr. Piedrahíta earned a degree in economics from Harvard University and a master’s degree with honors in Philosophy and Science History from the London School of Economics and Political Science. Mr. Piedrahíta was appointed as a director by the Nation.

Fabio Echeverri (76) has been a member of our Board of Directors since September 16, 2002. From 1957 to 1962, Mr. Echeverri worked as the President of Banco de Colombia and Banco Comercial Antioqueño. Since then, he has held various positions in the private and public sectors, serving as President of Siderurgica de Medellin, Director of ANDI (National Association of Industries), AILA (Latin American Association of Industries) and CONANDI (Andean Confederation of Industries), and as a member of the Inter-American Council of Commerce and Production, a position that he held for over 18 years. Mr. Echeverri is currently a member of the Board of Directors of the Shaio Clinic, Telecom-Colombia and Firogríficos Ganaderos de Colombia S.A. During his career, Mr. Echeverri has been a chairman of the Board of Directors of Fondo Ganadero de Antioquia; and chairman of the board of Siemens S.A., among others. Mr. Echeverri earned degrees in economics from Gimnasio Moderno and Universidad Jorge Tadeo Lozano. Mr. Echeverri was appointed as an independent director by the Nation.

Joaquin Moreno (60) has been a member of our Board of Directors since March 27, 2008. Mr. Moreno worked for 33 years for the Royal Dutch/Shell Group. He held various positions such as Project Manager in Colombia; Project and Operations Manager and Marketing and Operations Manager of Shell Química de Venezuela; Director of Marketing for agrochemical products and Global Marketing Manager for petrochemical products at Shell Centre–Shell International Chemicals Company in London; Director of Shell Venezuela S.A.; Director of Shell Colombia S.A. and Director of Cerromatoso S.A., and Strategic Planning Director for Exploration and Production in Europe and the Middle East at the Shell offices in the Netherlands. Mr. Moreno has also served as Country Chairman and President for Shell in Mexico, Colombia and Venezuela. Mr. Moreno has been a member of various Boards of Directors of local and international companies. Mr. Moreno earned a degree in civil engineering from Universidad Industrial de Santander and completed a program in advanced management at Harvard University. He was appointed as an independent director by the Nation.

Ignacio Sanín (61) has been a member of our Board of Directors since September 16, 2002. Mr. Sanín is currently the managing partner of the law firm Ignacio Sanín Bernal & Cia, Asociados. Mr. Sanín is a recognized professor of law having taught in various universities in Colombia at the undergraduate and postgraduate levels. Mr. Sanín earned a law degree and a degree in political science from Universidad Pontificia Bolivariana. He has completed postgraduate studies in commercial and tax law at the Polytechnic School, London School of Economics and King’s College in London. He obtained a master’s degree in private law and a master’s degree in commercial law from Universidad Pontificia Bolivariana. Mr. Sanín was appointed as an independent director by the Nation.

Maria E. Velásquez (51) has been a member of our Board of Directors since December 16, 2004. Mrs. Velásquez has served as Vice- President of Tecnocquimicas S.A. since February 2008. Prior to her current position, Mrs. Velásquez held the positions of Vice-President and President of Imusa S.A. from 2002 to 2007. She has also held positions in marketing at Andeco Ltda. and Diriventas Ltda. Mrs. Velásquez has been a member of various Boards of Directors including those of the Colombian-American Chamber of Commerce and the Chamber of Commerce of Medellin. Mrs. Velásquez earned a business degree from Universidad de Medellin and specialization degrees in marketing from Universidad EAFIT and management from Universidad de la Sabana. Mrs. Velásquez was appointed as an independent director by the Nation.

Germán Bernal Gutiérrez (56) has been a member of our Board of Directors since March 26, 2009. Mr. Bernal has served as General Manager of Tecminas Ltda. and Tecniaéreas Ltda. He served as General Secretary of the Ministry of Mines and Energy. He was appointed as Geoconsult ZT GMBH’s (an Austrian company) Representative for Latin America and the Caribbean from 1997 to 2005. Since 1997, he has been a permanent advisor to Foster Engineering. Mr. Bernal earned a mechanical engineering degree from Universidad Nacional de Colombia, two specializations in high management and corporate communications from Universidad de los Andes and Universidad de la Sabana, respectively. Mr. Bernal served as advisor for the Economic Policy Council for the Pacific Rim Countries in 1993. Mr. Bernal was appointed by the Nation as an independent director representing the hydrocarbon production departments of Colombia.

Mauricio Cárdenas (47) has been a member of our Board of Directors since March 27, 2008. Mr. Cárdenas has served as the executive director of Fedesarrollo (Fundación para la Educación Superior y el Desarrollo) since 2003. Mr. Cardenas served as President of Empresa de Energía de Bogota in 1993. He left this position to become the Minister of Economic Development of Colombia. He then worked as an investigator and executive director of Fedesarrollo. In 1998, Mr. Cárdenas was appointed the Minister of Transportation and later became the Director of the National Planning Agency of Colombia. Mr. Cárdenas was also a visiting professor for the Center of International Development at Harvard University from March to June 2001 and has held several positions as a researcher and professor at various universities. Mr. Cárdenas has served as a member of the Board of Directors of various organizations, including the Latin American and Caribbean Economic Association, LACEA, Universidad de los Andes and the BVC. Mr. Cárdenas has published various economic treatises, articles and research papers. Mr. Cárdenas earned a degree and a master’s degree in economics from Universidad de los Andes and later obtained a Ph.D. in economics from the University of California, Berkeley. In accordance with the Declaration of the Nation dated July 26, 2007, Mr. Cárdenas was appointed by the Nation as an independent director representing the ten largest minority shareholders.

None of our Directors, or executive officers has any family relationship with any other director or executive officer.

Officers and Senior Management of Ecopetrol

The following presents information concerning our executive officers and senior management.

Javier G. Gutiérrez (58) has served as our President and Chief Executive Officer since January 22, 2007. Prior to becoming our CEO, Mr. Gutiérrez served as CEO of Empresa de Interconexión Eléctrica S.A. ESP or ISA since 1992 where he started in the planning department in 1975. Mr. Gutiérrez also worked as Vice-President of the Colombian Commission for Regional Electric Integration from 1995 to 1997. In 2002, Mr. Gutiérrez received an award from the Portafolio economic journal as the “Best Enterprise Leader in Colombia”. In 2005 the América Economía Journal granted Mr. Gutiérrez an award of excellence and in the same year La República, a renowned financial journal in Colombia, ranked Mr. Gutiérrez among Colombia’s top 10 executives. In 2008, Mr. Gutiérrez was recognized as the enterprise leader with the best reputation in Colombia by the Spanish Monitor of Corporate Reputation (MERCO). Mr. Gutiérrez earned a degree in civil engineering, a master’s degree in industrial engineering from Universidad de los Andes and a specialization degree in finance from Universidad EAFIT. Mr. Gutierrez has worked as a part-time professor of statistics and research at Universidad de los Andes and as a professor of operational research at Universidad EAFIT.

Adriana M. Echeverri (38) joined us in 1994, and has served as our Chief Financial Officer since September 2006. Prior to being appointed as our CFO, Mrs. Echeverri worked as Chief of the Finance and Treasury Unit from September 2003 to September 2006. She earned a degree in finance and foreign affairs and an MBA from Universidad Externado de Colombia.

Margarita Obregon (52) joined Ecopetrol in 2000 and has served as the Secretary of the Board of Directors and as Chief to the Support Office of the Chief Executive Officer since 2008. Prior to joining us, Mrs. Obregon worked in the supply department of Previsora S.A: Compañía de Seguros and as legal advisor of lands for British Petroleum Company – BP in Alvaro Rengifo y Cia. Mrs. Obregon also served as the head of the Business and Administration department of the Fiduciaria del Estado. Mrs. Obregon earned a law degree from Colegio Mayor de Nuestra Señora del Rosario with specialization degrees in financial law and administration law.

Nelson Navarrete (47) has served as our Exploration and Production Executive Vice-President since February 2008. Mr. Navarrete joined us in 1986. Prior to becoming our Exploration and Production Executive Vice-President, he held several positions within the operations department, such as Management Coordinator of the Cusiana oil field, Director of Reserves & Production, Regional Manager of fields located in the Piedemonte, and Chief of Production. Mr. Navarrete earned a degree in petroleum engineering from Universidad America and a master’s degree in petroleum engineering from Tulsa University.

Pedro A. Rosales (46) joined us in 1989, and has served as our Downstream Executive Vice-President since February 2008. Mr. Rosales is responsible for the following businesses: refining, petrochemicals, transportation and logistics, marketing and distribution, biofuels and gas. Mr. Rosales has held several positions in the Company within the areas of maintenance, operations, projects, planning and administration. Prior to becoming our Downstream Executive Vice-President, Mr. Rosales served as our Vice-President of Transportation since January 2003 and as our Chief Operation Officer since 2006. Mr. Rosales is a member of the board of directors of Refinería de Cartagena S.A. (Reficar), Oleoducto Central S.A. (Ocensa), Propileno del Caribe (Propilco) and Empresa de Energía de Bogotá (EEB). Mr. Rosales earned a degree in mechanical engineering and an MBA from Universidad de los Andes.

Diego A. Carvajal (56) has served as our Vice-President of Exploration since 2005. Mr. Carvajal has extensive technical and managerial experience in projects of exploration and production of hydrocarbons, both in Colombia and overseas. Former President of the Colombian Association of Petroleum Geologists and Geophysicists, affiliated to AAPG. From 1984 to 1993, Mr. Carvajal worked as an Exploration Geologist for the Texas Petroleum Company – TEXACO, and from 1993 to 2005 he worked as Exploration Team Leader for the BP Exploration Co. Colombia Ltd. He joined Ecopetrol in 2005 as our Vice-President of Exploration. Mr. Carvajal earned a degree in geology from Universidad Nacional de Colombia.

Alvaro E. Vargas (48) joined us in 1995 and has served as our Vice-President of Strategy since 2006. Prior to becoming our Vice-President of Strategy, Mr. Vargas served as Ecopetrol’s Chief of the Budgetary Unit; Chief of the Finance and Treasury Unit; Financial Manager; and Director of the Planning and Risk unit. Mr. Vargas earned a degree in economics from Universidad de la Salle and has completed postgraduate studies in management and economics from Universidad de los Andes and economics from the University of London.

Federico Maya (44) has served as our Vice-President of Refining and Petrochemicals since December 2005. Mr. Maya has held various positions at Ecopetrol over the last 20 years, including Marketing and Contract Coordinator for Ecopetrol’s Gas Department, member of the Corporate Planning Directory, and Chief of Supply and Marketing. Mr. Maya earned a degree in chemical engineering from Pontificia Universidad Bolivariana and a specialization degree in marketing from Universidad EAFIT.

Camilo Marulanda (30) joined us in 2003, and has served as our Vice-President of Supply and Marketing since December 2005. He worked for Procter & Gamble Colombia from August 2001 to February 2003 as Category Manager. Mr. Marulanda was Chief of the Supply and Marketing department since September 2003 and Director of the National Commercialization unit since December 2004 and until December 2005. Mr. Marulanda earned a degree in economics and a specialization degree in marketing from Universidad de los Andes.

Oscar Trujillo (49) has served as our Vice-President of Transportation since February 2008. He has been in the transportation unit at Ecopetrol for 24 years. Within this unit, Mr. Trujillo has served as Chief of the Mid-Magdalena Technical Department, Chief of the Mid-Magdalena Maintenance Department, and the Chief of the Northern Area Operations Department of Pipelines. Prior to becoming our Vice-President of Transportation, Mr. Trujillo served as the Refined Products Pipelines National Manager. Mr. Trujillo earned a degree in civil engineering from Universidad de Medellin, and obtained a master’s degree in management from Instituto Tecnológico de Monterrey (TEC), Mexico.

Gabriel Osorio (47) joined us in 1986 and has served as Vice-President of Production since February, 2008. Mr. Osorio has held several positions in Ecopetrol working as Manager of heavy crude oils in the Central region; Regional Manager of the Cusiana and Cupiagua fields; Manager of the Mid-Magdalena Valley Region and Chief of the joint venture division, among others. Mr. Osorio earned a degree in petroleum engineering and a specialization degree in reservoir engineering from Universidad Nacional de Colombia and a master’s degree in Earth Resources Management from the University of South Carolina.

Oscar A. Villadiego (45) joined us in 1986, and has served as Vice-President of Services and Technology since February 2008. He has held several positions in the Production Vice-Presidency in such areas as the crude oil reserves, development and human resources unit. He served as manager for the Central region for a period of 2.5 years, and as Technical Manager for the production Vice-Presidency for four years. Mr. Villadiego earned a degree in Petroleum Engineering from Universidad America in 1987.

Mauricio Echeverry (53) joined us in November 1999, and has served as our General Counsel since then. Mr. Echeverry held the positions of Dean, Associate Dean and Professor at Universidad de los Andes Law School. He was also Colombia’s Deputy General Prosecutor and Plenipotentiary Minister for Colombia’s Embassy in the U.S. Mr. Echeverry earned a law degree and a specialization degree in commercial law from Universidad de los Andes.

ITEM 6B	Compensation

The total compensation paid to our Directors, executive officers and senior management during 2008 amounted to Ps$7,674 million.

The compensation paid to our Directors for each ordinary and extraordinary Board meeting in 2008 for in-person sessions was Ps$1,846,000 and for on-the-phone sessions was Ps$923,000. This amount was paid under the authorization granted by our shareholders at our annual shareholders’ meeting.

Our Directors are not eligible to receive pension and retirement benefits from us. The total amount set aside to provide pension and retirement benefits to our eligible executive officer totals Ps$9,556,649,171.

ITEM 6C	Board Practices

Our Board of Directors is composed of nine members and is responsible for, among other things, establishing our general business policies. The members of the Board of Directors are elected at the annual shareholders’ meeting for one-year terms and may be reelected indefinitely. Pursuant to our by-laws, persons holding the posts of Minister of Finance, Minister of Mines and Energy and Director of the National Planning Agency are members of our Board of Directors. Our Directors were elected on March 26, 2009. Our executive officers are appointed by our Board of Directors.

None of the service contracts of any of our Directors contain provisions for benefits upon termination of such director’s services.

Pursuant to our by-laws, our Board of Directors is divided in three committees of three members each, an audit committee, an appointment and compensation committee, and a corporate governance committee. The following table sets forth the current members of our audit, appointment and compensation, and corporate governance committees:

Audit Committee(1)	Nominating and Compensation Committee	Corporate Governance Committee
Joaquin Moreno	Hernan Martínez	Ignacio Sanín
Mauricio Cárdenas	Fabio Echeverri	German Bernal Gutierrez
Maria E. Velásquez	German Bernal Gutierrez	Oscar Ivan Zuluaga
Ignacio Sanín

(1)	All members of our audit committee must be independent.

Audit Committee

Our audit committee, comprised of four independent Directors, is the highest internal control body of our company and provides support to our Board of Directors in accounting and financial matters.

Compensation Committee

Our compensation and nominating committee, comprised of at least one independent director, provides general guidelines for selection and compensation of our executive officers.

Corporate Governance Committee

Our corporate governance committee, comprised of at least one independent director, makes good corporate governance proposals to our Board of Directors.

Business Committee

In December 2007, our Board of Directors established a Business Committee which is comprised of five members.  This committee is responsible for advising and consulting our Board of Directors in connection with new business ventures.  The current members of this committee are Hernan Martinez, Esteban Piedrahíta, Joaquin Moreno, Maria E. Velasquez and Mauricio Cardenas.

ITEM 6D	Employees

At December 31, 2008 we had 6,517 employees.  Our employees are regulated under either a collective bargaining agreement or under Agreement 01 of 1997.  The collective bargaining agreement governs the labor relations of our unionized employees.  Agreement 01 of 1997 governs the labor relations of our employees devoted to technical and trustworthy activities.  The collective bargaining agreement and Agreement 01 of 1997 do not vary significantly in benefits or economic benefits.  Employees hired before January 29, 2003 have a special retirement plan and those hired after January 29, 2003, are subject to Law 100 with respect to their retirement scheme.

In 2008, we modified our employee organizational structure.  As a result of said reorganization, certain of our employees report directly to the Executive Vice President of Exploration and Production while others are under the supervision of the Executive Vice President of Downstream Activities.

As a result of our corporate growth strategy, we increased our total number of employees by 11.15% from 5, 863 in 2007 to 6,517 in 2008.  The table below presents the number of employees and the average number of employees by business segments for the years ended December 31, 2008, 2007 and 2006:

December 2008(a)	Direct Employees (full time)	Direct Employees average(2)	Temporary Employees
Exploration and Production
Exploration	108	100	-
Production	1,343	1,305	94
Others	215	124	-
Total Exploration and Production	1,666	1,529	94
Downstream
Refining	2,056	1,991	212
Transport	580	812	65
Marketing	141	123	0
Others	14	9	0
Total Downstream	3,061	2,935	277
Corporate	1,790	1,700	130
TOTAL(1)	6,517	6,154	501

December 2007(b)	Direct Employees (full time)	Direct Employees average (2)	Temporary Employees
Exploration and Production
Exploration	100	97	8
Production	1,278	1,298	85
Others	-	-	-
Total Exploration and Production	1,378	967	93
Downstream
Refining	1,979	1,936	81
Transport	762	768	23
Marketing	113	113	9
Others	-	-	-
Total Downstream	2,854	939	113
Corporate	1,631	1,638	114
TOTAL(1)	5,863	5,850	320

December 2006(c)	Direct Employees (full time)	Direct Employees average (2)	Temporary Employees
Exploration and Production
Exploration	95	92	8
Production	1,269	1,397	94
Others	-	-	-
Total Exploration and Production	1,364	746	102
Downstream
Refining	1,928	1,972	53
Transport	753	726	20
Marketing	113	113	11
Others	-	-	-
Total Downstream	2,794	1,397	84
Corporate	1,643	1,677	117
TOTAL(1)	5,801	5,977	303

(1)	At the last day of each month.
(2)	Averages are calculated on a monthly basis from January to December of each year.
(a)	60 persons employed by us during 2008 were not included in our 2008 employee statistics as they were involved in intermittent, non-regular activities and do not classify as temporary employees.

(b)	211 persons employed by us during 2007 were not included in our 2007 employee statistics as they were involved in intermittent, non-regular activities and do not classify as temporary employees.
(c)	15 persons employed by us during 2006 were not included in our 2006 employee statistics as they were involved in intermittent, non-regular activities and do not classify as temporary employees.

Labor Unions

We currently have three industry-wide labor unions and one company labor union:

1.	Unión Sindical Obrera de la Industria del Petróleo — USO (Industry labor union)

2.
Asociación de Directivos Profesionales, Técnicos y Trabajadores de las Empresas de la Rama de Actividad Económica del Recurso Natural del Petróleo y sus Derivados de Colombia — ADECO (Industry labor union)

3.	Sindicato Nacional de Trabajadores de Empresas Operadoras, Contratistas, Subcontratistas de Servicios y Actividades de la Industria del Petróleo y Similares — SINDISPETROL (Industry labor union)

4.	Sindicato Nacional de Trabajadores de Ecopetrol — Sincopetrol (Company labor union)

Our employees and any employee working for a company in the oil and gas industry may join the USO, ADECO or Sindispetrol.  Sincopetrol may only be joined by our employees.

In 2006, we negotiated a new collective bargaining agreement with the USO.  As a result of these negotiations we entered into a three-year collective bargaining agreement with USO, ADECO and Sindispetrol.  The collective bargaining agreement expired on June 8, 2009 but will remain in force until a new agreement is reached.  Consensual negotiations on a new collective bargaining agreement are expected to begin on July 14, 2009 and we expect that they will extend until August 2009.  If an agreement has not been reached by August 2009, the parties must submit themselves to arbitration in order to reach a solution.  While failure or delays in reaching a new collective bargaining agreement through consensual negotiations could result in labor unrest, including a strike or work stoppages, we have developed a contingency plan which should enable us to maintain our current levels of production during any related strike or work stoppage.

The following are the most representative benefits of the agreement currently in force:

•	Transportation Subsidy. Monthly transportation subsidy depends on the employee’s location and ranges between Ps$1,130 and Ps$78,454;

•	Food Subsidy. Daily food subsidy ranges between Ps$1,093 and Ps$8,485 depending on the employee’s location;

•	Lodging Subsidy. Monthly lodging subsidy to employees that do not own their own homes for Ps$179,908;

•	Subsidy for Education. Subsidy that covers 90% of tuition and board expenses and variable amounts for transportation, textbooks, lodging and food;

•	Stability Clause. Employees who as of December 1, 2004 had worked over 16 months cannot be fired without just cause;

•
Retirement Benefit.  A retirement benefit is paid to our employees who meet the following requirements:  have worked for us for at least 20 years and have reached the specific retirement age.  In order for employees to be eligible to receive the benefit, the number of years working for us (in excess of 20), plus their age must be equal to or exceed 68 years in the case of women and 70 years in the case of men.  The retirement benefit paid is equal to 75% of the average compensation received by the employee during the last 12 months.  This benefit expires on July 31, 2010 and approximately 1,700 of our current employees will be eligible to receive the above mentioned payments.  After July 31, 2010, we will transfer to pension funds the amounts accrued under this benefit for each employee who did not meet the requirements established by law;

•	Retirement plan for new employees. Employees hired after July 1, 2004 are not covered by our retirement scheme and are covered by the general social security system;

•	Five-year bonus. A cash benefit bonus accrued on a yearly basis and paid for every 5-year period worked in the Company according to the following scale:

5 years worked	Bonus equivalent to 9 days of basic payment plus Ps$159,717
10 years worked	Bonus equivalent to 14 days of basic payment plus Ps$159,717
15 years worked	Bonus equivalent to 19 days of basic payment plus Ps$159,717
20 years worked	Bonus equivalent to 24 days of basic payment plus Ps$159,717
25 years worked	Bonus equivalent to 29 days of basic payment plus Ps$159,717
30 years worked	Bonus equivalent to 34 days of basic payment plus Ps$159,717

Labor Relations

As part of our challenge to improve workplace morale we implemented a number of initiatives to strengthen on-site training and improve the general welfare of our employees.  Our initiatives also sought to strengthen communication processes, and start performance-based compensation.

Our corporate plan seeks to generate an organizational culture aiming to recruit employees with the highest talent.  The Human Resources Vice Presidency defined our new human resources model, which was implemented through the human resources and payroll project.

As part of the actions to improve quality of life, 997 home loans were extended to our employees for a total of Ps$84,483 million and 1,402 loans for computers were extended averaging Ps$5.9 million per beneficiary.

We provided on-site and external training and development courses to our employees.  At December 31, 2008, our employees had received an average of 61.4 hours of training per employee.  We offered 22,980 training activities or 3.84 activities on average per employee.

We undertook a number of initiatives to retain our current employees and decrease attrition rate, which amounted to approximately 1.09% in 2008, due to significant changes in the labor market, particularly demand for qualified personnel in the oil and gas sector.

Labor Regulation

Until November 13, 2007, all of our employees were official employees, as defined by Colombian labor laws except for the President and the Internal Control Officer, who were public employees.  When we became a mixed economy company, our relationship with all of our employees started being governed by the provisions of the Colombian Labor Code.

ITEM 6E	Share Ownership

The disclosure of the beneficial ownership of shares by any of our Directors or executive officers is not provided as no Director or executive officer beneficially owns more than 1% of our outstanding shares.

ITEM 7	Major Shareholders and Related Party Transactions

ITEM 7A	Major Shareholders

The following table sets forth the names of our major shareholders, and the number of shares and the percentage of outstanding shares owned by them at December 31, 2008, 2007 and 2006.

	At December 31,
	2008		2007		2006
Shareholders	Number of shares	% Ownership	Number of shares	% Ownership	Number of shares	% Ownership
Nation	36,384,788,817	89.9%	36,384,788,817	89.9%	42,449.825	100%
Public float	4,087,723,771	10.1%	4,087,723,771	10.1%	–	–
Total	40,472,512,588	100%	40,472,512,588	100%	42,449,825	100%

All our common shares have identical voting rights.

ITEM 7B	Related Party Transactions

Agreements

We engage in a variety of transactions with related parties in the ordinary course of business.  Set forth below is a description of material related party transactions.  For additional information about transactions with related parties see Note 15 to our consolidated financial statements.

Ocensa

As of December 31, 2008, we had entered into the following agreements with Ocensa, a company in which we have a 60% equity interest since March 2009:

In March 1995, we entered into an agreement for the transportation of crude oil through the Ocensa pipeline.  Pursuant to the terms of the agreement, we are required to make monthly payments that vary depending on the volumes of crude oil we transport through the pipeline and a tariff calculated by Ocensa on the basis of Ocensa’s financial projections and their expected volumes of crude oil.  In 2008, payments made by us under this agreement amounted to US$276.5 million.  This agreement expires in December 2093 or upon liquidation of Ocensa.

In December 1995, we leased the Porvenir and Miralflores terminals to Ocensa.  Pursuant to the terms of the agreement we receive monthly payments of approximately US$490,000 plus applicable taxes.  The duration of the agreement is indefinite.

In November 1996, we leased the Cravo Norte port to Ocensa.  Pursuant to the terms of the agreement we receive monthly payments of US$25,000, plus applicable taxes.  The duration of this agreement is indefinite.

In September 1999, we entered into a joint operation agreement for the TLU-3 Coveñas buoy with Ocensa, ODC and the Cravo Norte joint venture.  Pursuant to the terms of the agreement we are required to make monthly payments of a fixed amount of US$75,000 plus a variable amount depending of the volumes exported through the buoy.  There have not been variable payments in the last three years.  The duration of this agreement is indefinite.

In December 1999, we entered into an operation and maintenance agreement for the Porvenir, Miralflores and Vasconia pumping stations.  Pursuant to the terms of the agreement, we receive monthly payments of approximately US$349,000 plus applicable taxes and variable costs.  This agreement expires on December 1, 2010.

In December 2004 we entered into a natural gas supply agreement.  Pursuant to the terms of the agreement, we receive variable monthly payments based on the volumes of natural gas delivered and a fixed tariff.  In June 2008, this contract was renewed for an additional two years.  During 2008, we received monthly payments of approximately US$535,027 under this contract.

Oleoducto de Colombia S.A. or ODC

We entered into the following agreements with ODC, a company where we have a 43.85% equity interest:

In July 1992, we entered into a take-and-pay agreement for the transportation of hydrocarbons.  Pursuant to the agreement, we must pay a previously agreed tariff over the volume of hydrocarbons transported.  The duration of this agreement is indefinite.

In August 1992, we entered into an operation and maintenance agreement for the Vasconia and Coveñas terminals.  Pursuant to the terms of the agreement, ODC is required to make monthly payments amounting of approximately US$1.1 million per year plus any other expenses incurred by us in the performance of the agreement, including a variable surcharge between 5% and 12% on such expenses, plus any applicable taxes.  The duration of this agreement is indefinite.

In July 2006, we entered into an operation and maintenance agreement for the Caucasia Station and the Vasconia-Coveñas pipeline system.  Pursuant to the terms of the agreement, ODC is required to make monthly payments of US$508,500 per year, plus any other expenses incurred by us in the performance of the agreement, including a variable surcharge of between 5% and 12% on such expenses, plus any applicable taxes.  The duration of this agreement is indefinite.

In March 2007, we entered into a services agreement to guarantee the protection and safety of the Cusiana-Coveñas and Vasconia-Coveñas pipeline systems.  Under the terms of the agreement, ODC must pay us Ps$51 million per year.  This agreement expires in March 2011.

Refinería de Cartagena S.A.

In conjunction with our transfer of the Cartagena Refinery assets in April 2007, we entered into a maintenance and administration agreement for the Cartagena Refinery with Refinería de Cartagena S.A., a company in which we have a 49.0% equity interest.  Pursuant to the terms of the agreement, we provide them with maintenance and administration services and Refinería de Cartagena S.A. pays us a monthly fee equal to Ps$2.9 billion and a variable annual fee that may not exceed Ps$6.96 billion.  This agreement expires in April 2011 and may be extended for additional one-year periods until the upgrade and modernization of the Cartagena Refinery’s facilities are completed.

Also, as part of the transfer, we extended a ten-month commercial offer to Refinería de Cartagena for the supply of crude oil.  The commercial offer was renewed in December 2008 for a two-month period and renewed again in February 2009 for an additional one-year period.  Pursuant to the terms of the offer, the Cartagena Refinery has the option to purchase from us up to 85 thousand bpd of crude oil from our Caño Limón, Vasconia Blend, Ayacucho Blend, Cusiana and Castilla production.  As we continue to operate the Cartagena Refinery, our operations committee evaluates and decides monthly the refinery’s crude oil mix needs including the need for foreign crudes which we import from West Africa, the North Sea and the Caribbean.  The purchase price for the delivered volumes is equal to an international benchmark index, subject to certain adjustments.  At March 30, 2009, we had received aggregate payments of approximately Ps$0.73 billion for the supplied amounts.

Other Agreements

We entered into a supply agreement with Ecodiesel, a company in which we have a 50.0% equity interest.  This agreement is not yet operative and will begin once the Ecodiesel plant starts its activities.  Pursuant to the terms of the agreement, Ecodisesel must deliver and we must purchase specific amounts of biodiesel each month.  Payments vary depending on the purchased volumes of biodiesel.  This agreement expires on December 31, 2017.

In April 2002, we entered into a service agreement with Sociedad Colombiana de Servicios Portuarios S.A. or Serviport, a company in which we have a 49% equity interest.  Pursuant to the terms of the agreement, Serviport assists us in our maritime operations in the Coveñas port in exchange for which we pay it approximately US$155,000 per month.  This agreement expires on November 30, 2009 but is renewable annually.

Transactions with other state-controlled entities

We are a state-owned oil and gas company and operate in an industry regulated by the Governmental authorities, agencies and other organizations.

In the ordinary course of business we enter into transactions with other state-owned entities which include but are not limited to the following:

•	sales and purchase of goods, properties and other assets;

•	rendering and receiving services;

•	lease of assets;

•	depositing and borrowing money; and

•	use of public utilities.

These transactions are conducted in the ordinary course of business on terms comparable to the terms of transactions with private parties.  We have also established procurement policies and approval processes for purchases of products and services, which do not depend on whether the counterparties are state-owned entities or not.

Loans to our Directors and Executive Officers

We extend loans to our employees as part of our compensation scheme, including our executive officers.  We do not extend loans to our Directors.  We grant loans for housing and computers.  Housing loans to our executive officers are approved by a housing loans committee composed of the Human Resources and Strategy vice-presidents, and the Compensation manager.  Executive officers may apply for housing loans after their third year in tenure.  The principal amount of the loan depends on the applicant’s tenure and cannot exceed 59 times the applicant’s monthly salary.  We do not guarantee any loans made by third parties to our executive officers or employees.  At December 31, 2008 the total amount of outstanding loans granted to our executive officers was Ps$844.6 million.

The following table sets forth a description of the loans outstanding to our executive officers at December 31, 2008.

Executive Officer	Nature of the Loan and Date of Disbursement	Principal Amount of the Loan	Amount Outstanding at December 31, 2008	Largest Amount Outstanding during period	Termination Date	Applicable Interest Rate
			(Pesos in millions)

Javier G. Gutiérrez	Housing, July 2008	729	575.8	729	June 2028	UVR

Adriana M. Echeverri	Housing, June 2002	37.5	50.1	56.6	October, 2018	UVR + 1%

Pedro A. Rosales	Housing, April 1997 and September 2003	279.2	218.7	247.5	September 2018	UVR

ITEM 7C	Interests of Experts and Counsel

Not applicable.

ITEM 8	Financial Information

ITEM 8A	Consolidated Statements and Other Financial Information

Our Annual Consolidated Financial Statements are filed as part of this annual report starting on page F-1.

ITEM 8B	Significant Changes

There have not been any significant changes since the date of our Annual Consolidated Financial Statements for the year ended December 31, 2008.

ITEM 9	The Offer and Listing

ITEM 9A	Offer and Listing Details

American Depositary Receipts

We entered into a deposit agreement with JPMorgan Chase Bank, N.A., as depositary, for the issuance of ADRs evidencing ADSs.  Each of the ADSs will represent 20 of our common shares or evidence of the right to receive 20 of our common shares.

On September 12, 2008, we submitted to the Securities and Exchange Commission an application to register our company and to register and list our ADSs evidenced by ADRs on the New York Stock Exchange or NYSE.  Our ADSs began trading on the NYSE under the symbol “EC” on September 18, 2008.

Common Shares

In November 2007, we conducted an initial public offering of 10.1% of our common shares in Colombia.  As a result of such offering, our common shares trade on the BVC under the symbol ECOPETROL.

Price Information

The following table sets forth reported high and low closing prices in Pesos for our shares and the reported average daily trading volume of our shares on the BVC for the periods indicated.  The table also sets forth information on the trading price of our shares in Pesos and U.S. dollars, as well as the average trading volume.

	Shares Traded on the BVC
	Pesos per share		U.S. dollars per share(1)		Average
					number of
	High	Low	High	Low	shares traded per day
2007	2,080	1,400	1.0187	0.6701	19,706,337
2008	2,895	1,575	1.6638	0.7647	21,063,806

Most recent quarters

Fourth quarter 2007	2,080	1,400	1.0187	0.6701	19,706,337
First quarter 2008	2,095	1,575	1.1543	0.8003	18,601,066
Second quarter 2008	2,895	2,095	1.6638	1.1417	25,198,314
Third quarter 2008	2,730	2,390	1.5557	1.1640	19,266,325
Fourth quarter 2008	2,600	1,825	1.1911	0.7647	21,214,848
First quarter 2009	2,150	1,990	0.9384	0.7833	10,121,571

Most recent six months

December 2008	2,120	1,960	0.9412	0.8399	16,771,745
January 2009	2,090	1,990	0.9384	0.8548	8,846,255
February 2009	2,150	2,015	0.8777	0.7833	11,886,044
March 2009	2,140	2,050	0.9142	0.7936	9,927,071
April 2009	2,185	2,085	0.9072	0.8773	6,580,214
May 2009	2,185	2,120	1.0888	0.9263	11,856,088

(1)	U.S. dollars per common share translated at the Representative Market Rate for each period.

The following table sets forth reported high and low closing prices in U.S. Dollars for our ADRs and the reported average daily trading volume of our ADRs on the NYSE for the periods indicated.  The table also sets forth information on the trading price of our ADRs in U.S. dollars, as well as the average trading volume.

	ADRs Traded on NYSE
	U.S. dollars per share(1)		Average number of shares traded per day
	High	Low
2008	27.25	15.04	42,074

Most recent quarters

Third quarter 2008	27.25	23.52	120,235
Fourth quarter 2008	24.50	15.04	31,219
First quarter 2009	19.50	15.31	42,277

Most recent six months

December 2008	21.50	16.79	47,823
January 2009	19.50	16.81	37,534
February 2009	17.50	15.31	39,453
March 2009	18.70	15.66	51,176
April 2009	18.73	17.24	39,216
May 2009	22.29	18.90	50,105

(1)	Each ADR represents the right to receive 20 of our common shares.

ITEM 9B	Plan of Distribution

Not applicable.

ITEM 9C	Markets

Bolsa de Valores de Colombia – BVC

The BVC was created in 2001 as a result of the merger of the Bogotá, Medellín and Occidental Stock Exchanges, the largest exchanges in Colombia.  The BVC is the largest stock exchange in Colombia for trading securities and derivatives.  The BVC has over 500 shareholders and is a member of the World Federation of Exchanges and the Federación Iberoamericana de Bolsas.

The BVC is the only exchange where our common shares trade in Colombia.  The BVC is highly volatile compared to other major world stock exchanges.  The table below sets forth the reported aggregate market capitalization of the BVC, as of December 31, 2008.

	Aggregate Market Capitalization on BVC
	Market Capitalization	Market Capitalization
	(Ps$ in billions)	(US$ in billions)(1)

December 31, 2008	195,700	99.53

(1)	Representative Market Rate at December 31, 2007.

There are three basic indexes that measure the BVC’s performance.  The principal and most important is the IGBC.  The BVC is calculated on the price variation of the stock of the companies with the highest capitalization and highest trading volumes.

Another index used to measure the performance of the BVC, is the COLCAP.  The COLCAP includes the price variations of the 20 companies having the highest trading volumes in the BVC, where the adjusted market capitalization of each company determines its weighted value.

The COL20, an index measuring the performance of the BVC, was introduced in 2008.  The COL20 measures the liquidity of the 20 stocks having the highest trading volumes in the BVC, which in turn determines their weight on the index.

New York Stock Exchange

Since September 18, 2008, our ADRs have been trading on the New York Stock Exchange as a result of our ADR listing.  The average traded volume of our ADRs has increased since we began the program.

Transfer and Registration of Shares

In general, the following transfers do not need to be effected through the BVC:  transfers between shareholders having the same beneficial owner; transfers of shares owned by financial institutions that are in process of liquidation under the control and supervision of the Superintendency of Finance; repurchase of shares; transfers of shares made by the Nation; transfers of shares issued abroad by Colombian companies, provided they take place outside Colombia; transfers of shares issued abroad by foreign companies, provided they take place outside Colombia; and any other transaction authorized to be effected outside the BVC by the Superintendence of Finance.

Pursuant to Colombian law, purchases of 25% or more of the outstanding shares with voting rights (including ADSs) of a listed company, or the purchase of 5% or more of the outstanding shares with voting rights (including ADSs) by a shareholder or group shareholders beneficially owning 25% or more of the outstanding capital stock of a listed company, should be made pursuant to public tender offer rules.

Certain exemptions apply to tender offer rules including, transfers made through an auction on the BVC as a result of privatization procedures; transfers authorized in writing by 100% of the shareholders; repurchase of shares by the issuer in open market transactions; transfers by virtue of law including donations, liquidation processes, judicial decisions, among others.  In any case, the Superintendency of Finance must be notified of any transfer that is deemed to be an hecho relevante or a significant event, under Colombian law.

Under Colombian law, shares may be traded either in physical form or electronic form.  Transfers of shares are subject to a registry system which differs depending on whether the shares are evidenced by electronic form or physical form.  Transfers of shares evidenced by electronic certificates must first be registered with Depósito Centralizado de Valores or DECEVAL through the relevant stockbroker.  DECEVAL’s main purpose is to receive, safekeep and manage share certificates issued by corporations in order to keep a record of the transactions undertaken over such securities, including but not limited to transfers, pledges and withdrawals.  Accordingly, DECEVAL is not allowed to hold, invest or otherwise use the securities held under its custody.

Transfer of shares evidenced by electronic and physical certificates must be registered on the Issuer’s stock ledger.  Only those holders registered on the stock ledger are recognized by us and third parties as shareholders.  Registration requires endorsement of the certificates or a written instruction from the holder.  In the case of electronic certificates, DECEVAL notifies us regarding the transfer of shares after registering it in its system.

Transfer of shares do not give rise to any fee for us but they may be subject to certain taxes, stamp duties or other governmental charges which the shareholder may be required to pay.

ITEM 9D	Selling Shareholders

Not applicable.

ITEM 9E	Expenses of the Issue

Not applicable.

ITEM 10	Additional Information

ITEM 10A	Share Capital

Not applicable.

ITEM 10B	Memorandum and Articles of Incorporation

Corporate Purpose

Pursuant to article 4 of our by-laws, we may engage in the exploration, production, refining, transportation, storage, distribution and commercialization of crude oil and its by-products in Colombia and abroad.  Our by-laws also authorize us to perform activities for the exploration and production of crude oil in areas that prior to January 1, 2004 were operated by us directly or were subject to agreements subscribed by us; to directly or indirectly explore and produce crude oil in areas assigned to us by the ANH; to directly or indirectly explore and produce crude oil in areas assigned to us by a foreign regulatory entity; to buy, sell, import, export, store, blend, or distribute hydrocarbons and its by-products in Colombia or abroad; to undertake research for developing and commercializing alternative energy sources; and in general, to undertake any other activity instrumental or required to develop our corporate purpose.  Our corporate purpose includes administering and managing all properties that were formerly part of the De Mares concession.

Directors

Pursuant to our by-laws, our Board of Directors is comprised of nine members with no alternates.  Directors are elected for one-year terms by the general shareholders’ meeting and may be reelected indefinitely.  Our by-laws require our Board of Directors to have at least three independent members.  Pursuant to our by-laws, persons holding the posts of Minister of Finance, Minister of Mines and Energy and Director of the National Planning Agency are members of our Board of Directors.

Our by-laws provide for three committees of our Board of Directors, comprised of three members each: an audit committee, comprised of three independent Directors, is the highest internal control body of our company and provides support to our Board of Directors in accounting and financial matters; a compensation and nominating committee, comprised of at least one independent director, provides general guidelines for selection and compensation of our executive officers; and a corporate governance committee, comprised of at least one independent director, makes good corporate governance proposals to our Board of Directors.

According to Colombian law, Directors must be elected in accordance with a proportional representation system similar to cumulative voting.  Directors may be removed without cause at any moment by a majority of the shareholders present at a general shareholders’ meeting.

Under Colombian law, a director or executive officer must disclose any transaction involving a conflict of interest to the general shareholders’ meeting.  The general shareholders’ meeting may approve or reject the transaction giving rise to the conflict with the vote of the majority of the shares present at the shareholders’ meeting.  If the director or executive officer with a conflict is a shareholder, his or her vote will be excluded.

The compensation of our Directors is set annually and exclusively by the general shareholders’ meeting.  Directors are compensated for attending board meetings and committee meetings.  A Board meeting requires a quorum of at least five members and decisions are approved with a majority of the members present.

Neither our by-laws nor our code of corporate governance provide a minimum retirement age for our Directors.  Under our by-laws there is no requirement for a person to have a minimum number of shares to be considered as a director.  Colombian law provides that Directors willing to sell or purchase shares in our company require a prior authorization of the Board of Directors.  Colombian law does not impose any limitation as to the number of shares that may be acquired by a director.

Colombian law prohibits Directors from receiving corporate loans.

Preference Rights and Restrictions Attaching to Our Shares

We have only one class of stock without special rights or restrictions.  Our shareholders do not have any type of preemptive rights.

Under Colombian law, our shareholders have the following economic privileges and voting rights:

•	To participate and vote in the decisions of the general shareholders meeting;

•	To receive dividends based on the financial performance of the company in proportion to their share ownership;

•	To transfer and sell shares according to our by-laws and Colombian law;

•	To inspect corporate books and records 15 business days prior to the ordinary meeting of shareholders where the year-end financial statements are to be approved;

•	Upon liquidation, to receive a proportional amount of the corporate assets after the payment of external liabilities; and

•	To sell the shares, known as derecho de retiro, if a corporate restructuring affects the economic or voting rights of the shareholders in the terms and conditions established under Colombian law.

Our by-laws and corporate governance code provide additional rights to our minority shareholders.  These rights include:

•
Sale of Assets.  For a ten-year period counted from the date of adoption of our by-laws or until the Nation loses its status as majority shareholder, the Nation guarantees that any sale of 15% or more of our assets requires the approval of the general shareholders’ meeting and that the Nation would only be allowed to vote its shares in favor of the proposal if 2% or more of our minority shareholders accept the proposal.

•
Candidate List.  Pursuant to our by-laws and law 1118 of 2006, the Nation will include in its candidate list for election of members of the Board of Directors one member selected by the departments that produce hydrocarbons.  In addition, pursuant to the declaration of the Nation dated July 26, 2007, the Nation will include in its candidate list for election of members of the Board of Directors one member selected by the ten largest minority shareholders.  The right of minority shareholders to select a candidate to be included in the Nation’s list would only be available for ten years counted from the date of the adoption of our by-laws.

•	Extraordinary Meetings. Our by-laws provide that shareholders holding at least 5% of the total number of shares outstanding may call an extraordinary shareholders’ meeting.

•
Office for the Attention of Shareholders.  We created an office for the attention of shareholders, our specialized unit responsible for receiving complaints from our shareholders.  Pursuant to our by-laws, shareholders holding at least 5% of the total number of shares outstanding may request that the office for the attention of shareholders a special audit of the following documents:  the income statement; the proposal for the distribution of profits; the report of the Board of Directors as to the economic and financial status of our company; the report from our general counsel as to the legal status of our company; and the report from the independent auditors.  Special audits cannot be made of documents that contain scientific, technological or statistical information of our company, or agreement that gives us competitive and economic advantages over our competitors, or in respect of any document related to intellectual property.  Shareholders also have the right to propose good corporate governance recommendations to the office for the protection of investors.

•
Others.  Pursuant to our by-laws, shareholders holding at least 5% of the total number of shares outstanding may propose recommendations to our Board of Directors pertaining to the management of our company.  Any shareholder may file a written petition to our Board of Directors to investigate corporate governance violations that the shareholder believes to have been committed.

Amendments to Rights and Restrictions to Shares

The rights and restrictions given to our shareholders may only be modified through an amendment to our by-laws.  The general shareholders’ meeting has full and exclusive authority to modify or amend our by-laws.

General Shareholders’ Meeting

Shareholders’ meetings may be ordinary or extraordinary.  Ordinary meetings will take place in our legal domicile located in Bogota, Colombia, within the first three months following the end of each fiscal year, on the day and at the time set forth in the notice for the general shareholders’ meeting.  The call for the general shareholders’ meeting may be made electronically or by written communication sent to each shareholder.  In both cases the call must be published in a newspaper of wide circulation 20 business days prior to the date on which the meeting will take place.

In the ordinary general shareholders’ meeting, our Board of Directors and the external auditor are appointed and our annual financial statements, profit distribution, audit and management reports and any other matter provided under applicable law or our corporate by-laws are approved.

Extraordinary meetings of shareholders may be called by our Board of Directors, by our president or chief executive officer, by our external auditor, or by shareholders holding at least 5% of the shares outstanding.  Calls to extraordinary meetings should be made at least eight days prior to the date of the meeting, and may be made electronically or by written communication to each shareholder or be published in a newspaper of wide circulation.  The meeting notice must specify the agenda for the meeting.

The required quorum for both ordinary and extraordinary meetings is 50% plus one share entitled to vote and decisions are approved with a majority of the members present.  This quorum is exempted in the case of “second-call meetings,” which may take place when a meeting fails to obtain the required quorum and is called within a period between 10 business days and 30 business days from the first date, in which case decisions may be adopted by a majority of the shares present regardless of the number represented.

Unless Colombian law requires a super majority, decisions made at the shareholders’ meeting must be approved by a majority of the shares present.  Colombian law requires super majorities in the following cases:

•	the vote of at least 70% of the shares present and entitled to vote at the ordinary shareholders’ meeting is required to approve the issuance of stock not subject to preemptive rights;

•
the vote of at least 78% of the shares represented entitled to vote is required to approve the distribution of less than 50% of the annual net profits.  If the sum of all legal reserves (statutory, legal and optional) exceeds the amount of the outstanding capital, the company must distribute at least 70% of the annual net profits;

•	the vote of at least 80% of the shares represented is required to approve the payment of dividends in shares; and

•	the vote of 100% of the outstanding and issued shares is required to replace a vacancy on the Board of Directors without applying the electoral quotient system.

Shareholders may be represented by proxies provided that the proxy:  (i) is in writing (faxes and electronic documents are valid), (ii) specifies the name of the representative, (iii) specifies the date or time of the meeting for which the proxy is given and (iv) is not issued to a legal representative of the company.  Proxies granted abroad do not require legalization or an apostille.

Limitations to the Rights to Hold Securities

There are no limitations in our by-laws or Colombian law on the rights of Colombian residents or foreign investors to own the shares of our company, or on the right to hold or exercise voting rights with respect to those shares.

Restrictions on Change of Control Mergers, Acquisitions or Corporate Restructuring of the Company

Under Colombian law and our by-laws, the general shareholders’ meeting has full and exclusive authority to approve any corporate restructuring including, any mergers, acquisitions or spin-offs.  Corporate restructurings are also subject to the requirement that the Nation must hold a minimum of 80% of our common stock at all times.  While Law 1118 of 2006 is in effect, there cannot be any restructuring that results in a change of control of our company.

Ownership Threshold Requiring Public Disclosure

Our corporate governance code provides that we must disclose periodically in our web page the name of all shareholders of our company, indicating at least, the twenty shareholders with the highest number of shares.  We must also disclose this information to the Superintendency of Finance at the end of each fiscal year.

Colombian securities regulations set forth the obligation to disclose any material event or hecho relevante.  Any transfer of shares equal or greater than 5% of our capital stock or any person acquiring a percentage of shares that would make him the beneficial owner of 5% or more of our capital stock, is a material event, and therefore, must be disclosed to the Superintendency of Finance.

Changes in the Capital of the Company

There are no conditions in our by-laws governing changes in our capital stock that are more stringent than those required under Colombian law, with the exception that the Nation must hold a minimum of 80% of our capital stock at all times.

ITEM 10C	Material Contracts

Transportation Agreement between Ecopetrol and ECOGAS/TGI

On October 6, 2006, we entered into a natural gas transportation agreement with Ecogás for the transportation of natural gas from the Ballena terminal located in the La Guajira fields to the Barrancabermeja terminal.  The agreement is set to expire in November 30, 2012.  Pursuant to the terms of the agreement, Ecogás will transport natural gas produced by us upon our request, up to the available capacity set forth in the agreement.  According to the agreement, Ecogás should undertake two overhauling stages to expand the pipeline’s capacity.  After its first capacity expansion completed in June 2007 the pipeline’s capacity was increased to 190,000 thousand cfpd expanding its transportation capacity to 134,066 thousand cfpd.  Once Ecogás executes the second expansion to 262,000 thousand cfpd we will have transportation availability of up to 175,000 thousand cfpd.

In February 27, 2007, Ecogás transferred the rights and obligations under this agreement to Transportadora de Gas del Interior S.A. ESP or TGI.

Pursuant to the terms of the agreement, we pay TGI a regulated transportation tariff composed of a fixed fee, a variable fee depending on transported volumes and an administration, operation and maintenance fee.  Payments for transported volume are made in Pesos.  During 2008 we paid Ps$113,141,350,000 for the transportation services provided to us by TGI and at March 31, 2009, we had paid TGI Ps$22,069,495,748.

Please see Exhibit 4.2 to this annual report for a full description of this agreement.

Transportation Agreement between Ecopetrol and Ocensa

On March 31, 1995 we entered into a crude oil transportation agreement with Ocensa.  Pursuant to the terms of the agreement, Ocensa agreed to transport this pipeline our production of crude oil from the Cusiana and Cupiagua fields.

We are required to make monthly payments that vary depending on the volumes shipped through the Ocensa pipeline and a tariff calculated by Ocensa based on its financial projections and its expected transportation volume.  Payments to Ocensa are made in cash in accordance with the agreement.  In 2007, payments made by us to Ocensa under this agreement amounted to US$245.7 million and to US$276.5 million in 2008.

This agreement expires in December 2093 or upon liquidation of Ocensa.

Please refer to Exhibit 4.1 to this annual report for a full description of this agreement.

ITEM 10D	Exchange Controls

Payments in foreign currency with respect to certain foreign exchange transactions including international investments between Colombian residents and non-Colombian residents must by law be conducted through the commercial exchange market.  Therefore, any foreign currency income or expenses under the ADRs must be channeled through that market.  Transactions conducted through the commercial exchange market are made at market rates freely negotiated with authorized intermediaries (banks, financial corporations and others).

Colombian law provides that the Colombian Central Bank may intervene in the foreign exchange market if the value of the Colombian Peso experiences significant volatility.  Likewise the Colombian government introduces from time to time amendments to the International Investment Statute.  For example, on May 23, 2007, the Colombian government introduced a new deposit requirement related to portfolio investments made by foreign investors.  Decrees 1801 of 2007 and 1888 and 3264 of 2008 required foreign investors making portfolio investments in securities other than shares or mandatory convertible bonds to make a non-interest bearing deposit with the Colombian Central Bank for a term of six months from the date of such investment, for an amount equivalent to 40% of the value of investment converted at the representative market rate then in effect.  Nevertheless, since June 29, 2007, when the Colombian government issued Decree 2466 of 2007 setting forth that portfolio investments made pursuant to ADR programs were exempt from the deposit requirement, ADRs were not affected by the requirement of Decree 1801 of 2007.  As a result, neither Ecopetrol nor the purchasers of ADRs had to comply with the 40% deposit requirement.  Furthermore, in 2008, pursuant to Decree 3913 of October 8, 2008, the Colombian government eliminated the 40% deposit requirement for all investors.  See Item 3D “Risk Factors — Risks relating to the ADRs”.

The Colombian Central Bank may also limit the remittance of dividends and/or investments of foreign currency received by Colombian residents whenever the international reserves fall below an amount equal to three months of imports.  Since the creation of the current foreign exchange regime in 1991, the Colombian Central Bank has never taken such action.  However, we cannot assure you that the Colombian Central Bank will not intervene in the future.  See Item 3D — “Risk Factors — Risks Relating to Colombia.”

Registration of foreign investment represented in underlying shares

Colombia’s International Investment Statute, which has been amended from time to time through related decrees and regulations, regulates the manner in which non-Colombian resident entities and individuals can invest in Colombia and participate in the Colombian securities markets.  Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Colombian Central Bank and specifies procedures to authorize and administer certain types of foreign investments.

Foreign investors who acquire ADRs are not required to register before Colombian authorities.  Holders of ADRs who wish to withdraw the underlying shares will have to comply with certain registration and reporting procedures, among other requirements.  Under these foreign investment regulations, the failure of a foreign investor to report or register with the Colombian Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may prevent the investor from obtaining remittance rights, constitute an exchange control infraction and result in a fine.

Holders of ADRs will benefit from the registration to be obtained by the custodian for our common shares underlying the ADRs in Colombia, which permits the custodian to convert dividends and other distributions with respect to the common shares into foreign currency and remit the proceeds abroad.  If investors in ADRs choose to surrender their ADRs and withdraw common shares, they would have to register their investment in the common shares as a foreign direct investment, provided that the investor does not own a portfolio of investments in Colombia; or as a portfolio investment, in the event the investor delivers such shares to a registered foreign capital investment fund.  Non-Colombian residents cannot directly hold portfolio investments in Colombia, but are able to do so through a registered foreign capital investment fund.  Holders of ADRs that surrender their ADRs may also deliver the underlying common shares to a foreign investment capital fund authorized to operate in Colombia.

In obtaining its own foreign investment registration, an investor who surrendered its ADRs and withdrew common shares may incur expenses and/or suffer delays in the application process.  Investors would only be allowed to transfer dividends abroad or transfer funds received as distributions relating to our common shares after their foreign investment registration procedure with the Colombian Central Bank has been completed.  In addition, the depositary’s foreign investment registration may also be adversely affected by future legislative changes, but its rights to transfer abroad dividends or profits arising from distributions relating to our common shares must be maintained, according to Colombian law and foreign investment treaties entered into by Colombia, except when the Colombian international reserves fall below an amount equivalent to three months worth of imports.

ITEM 10E	Taxation

Colombian Tax Considerations

The following is a description of the Colombian tax considerations for investments in common shares in Colombia or for the purchase of ADSs in a foreign securities market.  This description is based on the applicable law in effect as of the date of this annual report.  Prospective purchasers of common shares or ADSs should consult their own tax advisors for a detailed analysis of the tax consequences resulting from the acquisition, ownership and disposition of common shares or ADSs.

General Considerations

Income tax and complementary taxes are considered a single tax with two components:  income and sporadic earnings.  Taxes are accrued on a calendar basis.

Pursuant to the Colombian Tax Code, Colombian corporations and public entities are subject to Colombian taxes on income earned in Colombia and worldwide; while foreign entities are liable only for income earned in Colombia.

Tax Treatment of a Non-Resident of Colombia who Purchases an ADR in a Foreign Securities Market

Dividends

In general, dividends paid to foreign companies or other foreign entities, non-Colombian residents or successors of non-Colombian residents are subject to Colombian income tax.

To avoid double taxation, corporate and branch profits are taxed at the corporate or branch level.  If the accounting earnings and profits of a Colombian corporation exceed the tax profits subject to income tax, the excess is subject to income tax at the shareholder level.  If the shareholder is a non-resident, the applicable tax rate is 33%.

Therefore, provided all distributions, including the payment of dividends, are made by Ecopetrol to non-resident holders of ADRs through the Depositary, such payments will be exempted from income, withholding and remittance tax in Colombia.  This exception would not apply in the case of distributions paid out of non-taxed earnings made by Ecopetrol which would be subject to income tax at the 33% rate.

Dividends paid to foreign investment capital funds are subject to a 33% withholding income tax.

Taxation on Capital Gains for the sale of ADRs

Under Colombian law, capital from the sale of ADRs is not subject to income tax in Colombia as they are considered foreign sourced income.

Similarly, capital gains earned by foreign capital investment funds arising from the purchase or sale of securities are not subject to income taxes in Colombia.  The remittance of capital gains to the Depositary is not subject to income tax in Colombia.

Tax Treatment in Colombia of Non-Residents who Purchase Ecopetrol’s shares in Colombia’s securities market

Dividends

Dividends paid to foreign companies, other foreign entities, non-Colombian residents or successors of non-Colombian residents are subject to Colombian income tax.

To avoid double taxation, corporate and branch profits are taxed at the corporate or branch level.  If the accounting earnings and profits of a Colombian corporation exceed the tax profits subject to income tax, the excess is subject to income tax at the shareholder level.  If the shareholder is a non-Colombian resident, the applicable tax rate is 33%.

Therefore, all distributions, including the payment of dividends, made by Ecopetrol to shareholders not resident in Colombia, will be exempted from income, withholding and remittance taxes.  This exception would not apply in the case of distributions paid out of non-taxed earnings made by Ecopetrol which would be subject to the 33% income tax rate.

Taxation on Capital Gains for the sale of shares

Capital gains obtained in the sale of shares listed on the BVC and owned by the same beneficial owner, are not subject to income tax in Colombia, provided that the shares sold during the taxable year do not represent more than 10% of the outstanding shares of the listed company.  However, a seller of shares must file an income tax return for each transaction involving a sale of shares within the month following the sale, even when such sale is not subject to any tax.

Tax treatment by Non-Residents who purchase Ecopetrol’s shares in the BVC market and exchange them for ADRs

Dividends

Dividends paid to ADRs are not subject to income, withholding or remittance taxes.  In the event Ecopetrol distributes dividends from such taxes, the dividends are paid to the Depositary of ADRs.  In any case, the Depositary of ADRs is only subject to income tax or complementary taxes and non-taxed earnings.  The dividend payments would be taxed at the 33% rate.

Material U.S. Federal Income Tax Consequences

The following discussion is a summary of the material U.S. federal income tax consequences of acquiring, holding and disposing of our common shares or ADSs.  This discussion applies only to beneficial owners of common shares or ADSs that are “U.S. Holders,” as defined below, that hold the common shares or ADSs as “capital assets” (generally, property held for investment).  This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion is also based in part on the representations of the Depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular U.S. Holder and you are urged to consult your own independent tax advisor regarding your specific tax situation.  The discussion does not address the tax consequences that may be relevant to U.S. Holders in special tax situations, including, for example:

•	insurance companies;

•	tax-exempt organizations;

•	broker-dealers;

•	traders in securities that elect to mark to market;

•	banks or other financial institutions;

•	partnerships or other pass-through entities;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that received our common stock or ADSs as compensation for the performance of services;

•	U.S. expatriates;

•	persons that hold our common shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction; or

•	persons that own, directly, indirectly or constructively, 10% or more of the total combined voting power of our shares.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  See “—Passive Foreign Investment Companies.”  Further, this discussion does not address U.S. federal estate and gift tax or the alternative minimum tax consequences of holding common shares or ADSs or the indirect consequences to holders of equity interests in partnerships (or any other entity treated as a partnership for U.S. federal income tax purposes) that own our common shares or ADSs.  In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our common shares or ADSs.

You should consult your own tax advisor regarding the U.S. federal, state and local, as well as non-U.S., income and other tax consequences of purchasing, owning and disposing of our common shares or ADSs in your particular circumstances.

You are a “U.S. Holder” if you are a beneficial owner of common shares or ADSs and you are for U.S. federal income tax purposes:

•	an individual, who is a citizen or resident of the United States;

•	a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Colombia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) if the trust has a valid election in effect under current U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds common shares or ADSs the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  A partner of a partnership considering the purchase of our common shares or ADSs should consult its own independent tax advisor regarding the U.S. federal income tax consequences of investing in our common shares or ADSs through a partnership.

For U.S. federal income tax purposes, if you are a holder of ADSs, you generally will be treated as the owner of our common stock represented by such ADSs.

Distributions on Common Shares or ADSs

If you are a U.S. Holder, for U.S. federal income tax purposes, distributions made by us of cash or property with respect to common shares or ADSs generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles).  A U.S. Holder of common shares or ADSs generally will be taxed on such dividend as ordinary income.  Distributions in excess of our current or accumulated earnings and profits will be treated first as a tax-free return of capital reducing such U.S. Holder’s adjusted tax basis in the common shares or ADSs.  Any distribution in excess of such adjusted tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common shares or ADSs for more than one year.  Distributions of additional common shares or ADSs to U.S. Holders that are part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.  We do not maintain calculations of our earnings and profits under U.S. federal income tax principles, and, therefore, U.S. Holders should expect that any distributions generally will be reported as dividends for U.S. federal income tax purposes.  As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Colombian income taxes withheld on dividends received on common shares or ADSs.  U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Colombian income taxes.  Dividends received with respect to the common shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations.  For purposes of the U.S. foreign tax credit limitation, foreign source income is separated into different “baskets,” and the credit for foreign taxes on income in any basket is limited to the U.S. federal income tax allocable to such income.  Dividends paid with respect to our common shares or ADSs generally will constitute “passive category income” in most cases.  The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs.  Accordingly, the analysis of the creditability of Colombian income taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department.  The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Colombian income taxes withheld.

Dividends paid by us generally will not be eligible for the “dividends received deduction” available under the Code to certain U.S. corporate shareholders.  Also, dividends paid by us generally are not expected to qualify for the preferential tax rates available to U.S. non-corporate shareholders for certain “qualified dividend income”.

The amount of any cash distribution paid in Pesos will be included in your gross income in an amount equal to the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the U.S. Holder, in the case of our common shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted to U.S. dollars at that time.  A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Pesos are converted into U.S. dollars on the date they are received by the U.S. Holder, in the case of our common shares, or by the depositary, in the case of ADSs.  If the Pesos are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Pesos.  Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.  U.S. Holders should consult with their own independent tax advisors regarding the treatment of any foreign currency gain or loss if any Pesos received as a dividend are not converted into U.S. dollars on the date of receipt.

Sale, Exchange or Other Taxable Dispositions of Common Shares or ADSs

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of common shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs and the U.S. Holder’s adjusted tax basis in the common shares or ADSs.  Any gain or loss will be long-term capital gain or loss if the common shares or ADSs have been held for more than one year.  Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains (which rates are scheduled to increase on January 1, 2011).  The deductibility of capital losses is subject to limitations under the Code.

If you are a U.S. Holder of common shares or ADSs, the initial tax basis of your common shares or ADSs will be the U.S. dollar value of the Peso-denominated purchase price determined on the date of purchase.  If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase.  If you convert U.S. dollars to Pesos and immediately use that currency to purchase common shares or ADSs, such conversion generally will not result in taxable gain or loss to you.

With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. Holder and (ii) the date of disposition in the case of an accrual basis U.S. Holder.  If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

If a Colombian income tax is withheld or otherwise imposed on the sale, exchange or other taxable disposition of common shares or ADSs, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Colombian income tax.  Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares or ADSs generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a disposition of a common share or ADS that is subject to Colombian income tax imposed on the gain, the U.S. Holder may not be able to benefit from the foreign tax credit for the Colombian income tax (because the income or loss on the disposition would be U.S. sourced), unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources.  Alternatively, the U.S. Holder may take a deduction for the Colombian income tax if it does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued during the taxable year.

Deposits and withdrawals of common shares in exchange for ADSs will not result in the realization of gain or loss for U.S. federal income tax purposes.

Passive Foreign Investment Companies

Special U.S. federal income tax rules apply to U.S. Holders owning shares in a PFIC.  A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of subsidiaries, either:

•	at least 75% of its gross income is passive income; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income.

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rent, gains from the disposition of passive assets and gains from commodities transactions (other than gains from commodities transactions derived in the active conduct of a trade or business and not derived from a related person).

Based on current estimates of our income, assets and the nature of our business, we do not believe that we were classified for our most recently ended taxable year, or will be classified for our current taxable year, as a PFIC and we intend to continue our operations in such a manner that we do not expect that we would become a PFIC in the future.  However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules, and further because our business plans may be subject to change.  If we are or become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its common shares or ADSs, as described below, any gain realized on a sale or other taxable disposition of our common shares or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period or, if shorter, the holding period for our common shares or ADSs) will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period for our common shares or ADSs, (ii) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year, and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  Income allocated to the current period or any taxable period before we became a PFIC, would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed above.

If we are treated as a PFIC, the rules above can be avoided by a U.S. Holder that makes a mark-to-market election.  A U.S. Holder may make a mark-to-market election for our common shares or ADSs if our common shares or ADSs constitute “marketable stock” as defined in the Treasury Regulations.  Our common shares and ADSs will be “marketable stock” if they are “regularly traded” on a “qualified exchange or other market.”  We cannot provide any assurance that our common shares or ADSs are or will be considered “marketable stock” for this purpose.  In particular, it is unclear whether the BVC would meet the requirements for a “qualified exchange or other market.”  If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its common shares or ADSs as if the common shares or ADSs were sold at fair market value at the end of the year.  Such appreciation or depreciation generally would be treated as ordinary income or ordinary loss, as would gains or losses on actual dispositions of common shares or ADSs.  A U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of such holder’s adjusted tax basis in the common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A mark-to-market election under the PFIC rules with respect to shares would not apply to a subsidiary PFIC, and a U.S. Holder would not be able to make such a mark-to-market election in respect of its indirect ownership interest in that subsidiary PFIC.  Consequently, U.S. Holders of shares could be subject to the PFIC rules with respect to income of the subsidiary PFIC, the value of which already had been taken into account indirectly via mark-to-market adjustments.

Any U.S. Holder who owns common shares or ADSs during any year that we are a PFIC would be required to file IRS Form 8621.  U.S. Holders should consult their own independent tax advisors regarding the application of the PFIC rules to the common shares or ADSs and the availability and advisability of making a mark-to-market election should we be considered a PFIC for any taxable year.

Backup Withholding and Information Reporting

In general, dividends on common shares or ADSs, and payments of the proceeds of a sale, exchange or other taxable disposition of common shares or ADSs, paid within the United States, by a U.S. payor or through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 28% unless the holder (i) establishes that it is a corporation or other exempt recipient or (ii) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax.  The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.  A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by timely filing a refund claim with the IRS.

Non-U.S. Holders

The above discussion does not address the U.S. federal income tax consequences of acquiring, holding and disposing of our common shares or ADSs for holders of the common shares or ADSs that are not U.S. Holders.  If you are such a non-U.S. holder, you should consult your own independent tax advisor regarding the U.S. federal income tax consequences, if any, of acquiring, owning and disposing of our common shares or ADSs in your particular circumstances.

ITEM 10F	Dividends and Paying Agents

Not applicable.

ITEM 10G	Statement by Experts

Not applicable.

ITEM 10H	Documents on Display

We have filed this annual report on Form 20-F with the SEC under the Securities Exchange Act of 1934, as amended, with respect to our common stock.  You may read and copy all or any portion of this annual report or other information in the SEC’s public reference room at 100 F. Street, NE, Washington, D.C. 20549.  You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC.

ITEM 10I	Subsidiary Information

Not applicable.

ITEM 11	Quantitative and Qualitative Disclosures About Market Risk

Risk Management and Financial Instruments

We are subject to a number of risks.  The most important risk we face is crude oil price volatility.  Other exposures include currency and interest rate risk as we hold in our treasury investment portfolios a number of foreign currency-denominated instruments.

Oil price risk results from our day-to-day operations as we export and import crude oil and refined products.

Currently we manage our exposure to oil price variation risk using the cash flow at risk methodology.  Our exposure tool prices fluctuations, which are measured based on the impact such price variations have on our cash flow.  Specifically, we implemented CF@R or cash flow-at-risk methodology to determine the impact of oil price variations on our cash flow.

Currency risk is mainly an accounting risk as we have to report our financial statements in Pesos whereas 30% of our operations are denominated in U.S. dollars.  We manage our currency risk by maintaining funds in U.S. dollars and in Pesos.  We use our U.S. dollar funds to meet our U.S. dollar denominated expenses and liabilities and our Peso funds to meet our Peso denominated expenses.

Interest rate risk results from our exposure value of our floating-rate investments held in our investment portfolio.  As interest rates vary, the value of our floating-rate investments held in our investment portfolio can experience fluctuations as a result of market movements.

With respect to interest rate risk, the effective duration of our fixed income portfolio in U.S. dollars vary between +/- 25% versus the portfolio’s benchmark.

Since 2007 we have been using a financial model based on key rate durations to measure our portfolio’s sensitivity to interest rate changes from each segment of the curve.

Through this model, risk managers try to recognize the fact that yield curve movements are caused by multiple market factors and do not depend on a curve equilibrium model.  Also, the model allows us to calculate value at risk versus a previously defined benchmark.

Finally, at December 2008 we did not have any off-balance sheet debt.  As a result of this, our exposure to passive interest rate is only marginal.

From time to time we enter into derivative contracts as we deem necessary to hedge our exposure to oil price, exchange rate and interest rate risks.

Investment Guidelines

Following Decree 648 of 2001, our management established investment guidelines for our investment portfolios.  In general terms, our guidelines determine that we should invest our excess cash in fixed-income securities of issuers rated A+ or higher according to the rating issued by a recognized rating agency.  We have no limitation to invest in securities issued or guaranteed by the U.S. government and we may invest in securities issued by OECD member countries so long as they are rated A+ or higher.

Our investment portfolio in U.S. dollars is segmented in four tranches, each one matching our liquidity needs.  Working capital is calculated taking into account our cash flow needs for the next 60 days.  The liquidity tranche is calculated as the contingent cash flow needs over the working capital taking into account the development of capital expenditure projects.  The asset liability tranche is built to match our off-balance debt.  Finally, the investment tranche is composed of the remaining resources from the total portfolio after deducting the above mentioned tranches.

Sensitivity Analysis

The following table provides information about our financial statements as of December 31, 2008 that may be sensitive to changes in WTI prices and exchange rates:

	Income Statement 2008	Income Statement Case WTI(1) + US$1	Differs Between Real 2008 and Case WTI	Income Statement Case TRM - 1%	Differs Between Real 2008 and Case TRM
	(Pesos in billions)
Local Revenue	21,598.00	21,670.78	72.78	21,598.00	0.00
Export Revenue	12,298.67	12,412.55	113.88	12,182.94	(115.73)
Total Revenue	33,896.67	34,083.33	186.66	33,780.94	(115.73)
Cost of Sales	19,023.65	19,093.50	69.85	18,957.36	(66.29)
Selling Operating Expenses	1,944.61	1,944.61	0.00	1,944.61	0.00
Administrative Operating Expenses	382.10	382.10	0.00	382.10	0.00
Operating Profit	12,546.31	12,663.12	116.81	12,496.87	(49.44)
Non-Operating Income (Expenses)	3,464.89	3,464.89	0.00	3,592.84	0.00
Profit before Income Tax	16,011.20	16,128.01	116.81	15,961.76	(49.44)
Income Tax	4,381.53	4,413.45	31.92	4,368.02	(13.51)
Net Income	11,629.68	11,714.56	84.89	11,593.75	(35.93)

WTI= West Texas Intermediate.
(1)	Average WTI for 2008 was US$99.71 for barrel. Average Market Representative Rate for 2008 was $1,996.94 per US$1.

Assumptions for the sensitivity analysis of Financial Statements

•
The base scenario on which our sensitivity analysis is made corresponds to the Consolidated Statements of Financial, Economic and Social Activity or Income Statement for 2008 as presented elsewhere in this annual report.

•
The sensitivity of the WTI price index is the increase/decrease of one dollar per barrel of crude oil in the average WTI reference price based on a 366-day year, for 2008.  Prices assumed correspond to real prices for crude oil, natural gas and refined products for 2008.

•	The WTI sensitivity analysis maintains the price differentials for products against WTI prices, with the exception of price-regulated products for which real prices are taken.

•	The sensitivity of our results to changes in the exchange rates, is the decrease by 1% on the average exchange rate for 2008 on a calendar day basis.

•	Local sales are only affected by the variation in the exchange rates when their reference price is determined in U.S. Dollars.

The table below sets forth the line items that are being affected by the variation on the reference prices or the average exchange rate.

VARIATION ON WTI REFERENCE PRICE	VARIATION ON AVERAGE EXCHANGE RATE
OPERATING INCOME
Local Sales	Local Sales
Crude Oil	Crude Oil
Regular gasoline and diesel	Jet fuel
Local non-regulated product (Indirect effect)	Natural gas
Regular gasoline and diesel
Exports	Exports
Crude Oil	Crude Oil
Refined products	Refined products
Natural gas	Natural gas
COST OF SALES
Local purchases	Local purchases
Purchases from business partners	Purchases from business partners
Purchases of hydrocarbons from the ANH	Purchases of hydrocarbons from the ANH
Imports	Imports
Crude Oil	Crude Oil
Products	Products
NON-OPERATING INCOME
Exchange income
Exchange loss

ITEM 12	Description of Securities Other than Equity Securities

Not applicable.

ITEM 12A	Debt Securities

Not applicable.

ITEM 12B	Warrants and Rights

Not applicable.

ITEM 12C	Other Securities

Not applicable.

ITEM 12D	American Depositary Shares

Not applicable.

ITEM 13	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15	Controls and Procedures

Disclosure Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

 Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

 Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal controls over financial reporting or in other factors during the fiscal year ended December 31, 2008, that have materially affected, or is reasonably likely to materially affect,  internal controls over financial reporting.

ITEM 16	[Reserved]

ITEM 16A	Audit Committee Financial Expert

On April 17, 2009, our Board of Directors determined that Mauricio Cardenas, a member of our Audit Committee, meets the requirements of an “audit committee financial expert” as defined by the Securities and Exchange Commission.

ITEM 16B	Code of Ethics

We currently have a code of ethics which complies with the requirements of U.S. and Colombian law.  Our Code of Ethics is available on our website at http://www.ecopetrol.com.co/english/documentos/42238_CARTILLA_CODIGO_DE_ETICA-12-03-09.pdf.

ITEM 16C	Principal Accountant Fees and Services

Principal Accountant Fees

Our consolidated financial statements for fiscal year ended December 31, 2008 were audited by PricewaterhouseCoopers Ltda. (“PwC”) and our consolidated financial statements for fiscal years ended December 31, 2007, 2006, 2005 and 2004 were audited by Ernst & Young Audit Ltda (“E&Y”).  The following table sets forth the fees billed to us by PwC, during fiscal year ended December 31, 2008, and E&Y, during fiscal years ended December 31, 2008 and 2007:

	At December 31,
	2008 (PwC)	2008 (E&Y)	2007 (E&Y)
	(in millions of pesos, excluding 16% value added tax)
Audit fees	2,117	3,465	1,073
Audit – related fees	168	0	0

Total	2,285	3,465	1,073

Audit Fees

The audit fees listed in the table above are the aggregated fees billed by PricewaterhouseCoopers Ltda. and Ernst & Young Audit Ltda. in connection with their audits of our annual consolidated financial statements (under Colombian GAAP and U.S. GAAP), interim consolidated financial statements (under Colombian GAAP), subsidiary audits (under Local GAAP) and review of periodic documents filed with the SEC.  In addition, these audit fees include fees related to our independent auditors’ audits of our internal controls over financial reporting.

Audited – Related Fees

The audit – related fees listed in the table above are the fees billed by PricewaterhouseCoopers Ltda. in connection with their audit of our variable compensation bonus system.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services.  Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us.

ITEM 16D	Exemptions from the Listing Standards for Audit Committee

Not applicable.

ITEM 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

ITEM 16F	Change in Registrant’s Certifying Accountant

Not Applicable.

ITEM 16G	Corporate Governance

On November 4, 2003, the NYSE established new corporate governance standards (“NYSE standards”) that are applicable to NYSE-listed companies, including non-U.S. issuers.  These standards were then amended on November 3, 2004.  Under these standards, non-U.S. issuers are permitted, in general, to follow their home country corporate governance practices in lieu of most of the new NYSE corporate governance requirements (the “NYSE Sections”) codified in Section 303A of the NYSE’s Listed Company Manual.  Non-U.S. issuers must comply with NYSE Sections 303A.06, 303A.11 and 303A.12(b) and (c).  Section 303A.11 requires that non-U.S. issuers disclose any significant ways in which their corporate governance practices differ from those followed by U.S. companies in accordance with the NYSE Sections.

Pursuant to the requirements of Section 303A.11 of the NYSE’s Listed Company Manual, the following is a summary of the significant differences between our corporate governance standards and those required of U.S. companies in accordance with the NYSE Sections:

NYSE Section 303A.01

Requirement:  Listed companies must have a majority of independent directors on their board of directors.

Colombian Requirement:  Law No. 964/2005 establishes that (i) listed companies must be comprised of a minimum of five directors and a maximum of 10 directors and (ii) at least 25% of board members must be independent.  Under our corporate governance guidelines, our board of directors must be comprised of nine directors, of which at least three must be independent.  As of the date of this annual report, we have six independent directors.

NYSE Section 303A.02

Requirement:  Establishes general standards to evaluate directors’ independence (no director qualifies as “independent” unless the board of directors affirmatively determines that the director has no material relationship with the listed company; directly or as a partner, shareholder or officer of an organization that has a relationship with the company), and emphasizes that the concern is independence from management.  The board of directors is also required to express an opinion with regard to the independence or lack of independence of each individual director.

Colombian Requirement:  Law No. 964/2005 sets forth the requirements under which a board member is considered independent.  Law No. 964/2005 is primarily concerned with independence from management and that no material related-party relationship exists between the director and the company.  In accordance with Law No. 964/2005, our corporate governance guidelines establish the minimum independence requirements for our directors, requiring them to maintain their independent status while holding such position.  Once a director becomes non-independent, he or she must tender their resignation.

NYSE Section 303A.03

Requirement:  The non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Colombian Requirement:  A comparable rule does not exist under Colombian law.  Except for our Audit Committee, our Board of Directors does not meet without management.

NYSE Section 303A.04

Requirement:  Listed companies must have a nominating/corporate governance committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Colombian Requirement: Colombian law does not require the establishment of a nominating/corporate governance committee composed entirely of independent directors.  Pursuant to our by-laws, we have a three-member corporate governance committee comprised of at least one independent director which acts pursuant to a written charter that covers specific duties.

NYSE Section 303A.05

Requirement:  Listed companies must have a compensation committee composed entirely of independent directors, with a written charter that covers certain minimum specified duties.

Colombian Requirement: Colombian law does not require the establishment of a compensation committee composed entirely of independent directors.  Pursuant to our by-laws, we have a three-member compensation committee comprised of at least one independent director which acts pursuant to a written charter that covers specific duties.

NYSE Section 303A.06

Requirement:  Listed companies must have an “audit committee” that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934.  Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 by July 31, 2005.

Colombian Requirement:  According to Law No. 964/2005, Colombian companies that are authorized to issue securities by the Superintendency of Finance must have an audit committee that satisfies the requirements of Law No. 964/2005, including its minimum number of members, independence criteria and audit-related duties.  Our audit committee is composed by Mauricio Cardenas, María Velasquez and Joaquín Moreno, all of whom are independent directors, and the committee meets the requirements of Law No. 964/2005 and Rule 10A-3 under the Securities Exchange Act of 1934

NYSE Section 303A.07(a)

Requirement:  An audit committee shall consist of at least three members.  All of its members must satisfy the requirements for independence set out in Section 303A.02 and shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.

Colombian Requirement: Colombian law requires that a company’s audit committee be comprised of at least three members who must all be independent and have adequate experience in accounting or financial administration in order to adequately carry out the functions of an audit committee member.  All four of our audit committee members are independent and financially literate.  In addition, Mauricio Cardenas, a member of our audit committee, meets the requirements of an “audit committee financial expert” as defined by the SEC.

NYSE Section 303A.07(b).

Requirement:  If a member of the audit committee is simultaneously a member of the audit committee of more than three public companies, and the listed company does not limit the number of audit committees on which its members may serve, then, in each case the board of directors shall determine whether the simultaneous service would prevent such members from effectively serving on the listed company’s audit committee, and shall disclose its decision in the annual proxy statement of the company or in the company’s annual report on Form 10-K, which is filed with the SEC.

Colombian Requirement:  A comparable rule does not exist under Colombian law nor our corporate governance guidelines.  However, under our by-laws, a member of our board of directors cannot sit on the board of more than five companies.

NYSE Section 303A.07(c)

Requirement:  An audit committee shall have a written charter establishing the duties and responsibilities of its members, including the duties and responsibilities required, at a minimum, by Rule 10A-3(b)(2-5) of the Securities Exchange Act of 1934.

Colombian Requirement:  Law No. 964/2005 establishes the functions and responsibilities of an audit committee, which are substantially similar to those required under Rule 10A-3 of the Securities Exchange Act of 1934.  Our audit committee acts pursuant to a written charter which establishes the specific duties and responsibilities of our audit committee members.  These duties and responsibilities are essentially the same as those required under Rule 10A-3 of the Securities Exchange Act of 1934.

NYSE Section 303A.07(c)(iii)(A)

Requirement:  Provides that the audit committee must, at least annually, obtain and review report by the independent auditor describing:  the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and all relationships between the independent auditor and the company.

Colombian Requirement:  Decree No. 410/1971 and Law No. 222/1995 regulate the contents of the reports prepared by the independent auditors and compliance with the recommendations set forth therein.  Pursuant to our by-laws, our audit committee must review our independent auditor’s reports, including its assessment of our internal control over financial reporting.

NYSE Section 303A.07(c)(iii)(B-C)

Requirement:  Provides that the audit committee shall:  meet to review and discuss the company’s annual audited consolidated financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company’s specific disclosures under “Operating and Financial Review and Prospects,” and discuss the company’s earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies.

Colombian Requirement: Pursuant to Law No. 964/2005, the audit committee is responsible for reviewing the company’s annual audited consolidated financial statements and quarterly financial statements.  Our audit committee reviews our annual audited consolidated financial statements and quarterly financial statements as well as our public disclosures about the Company’s financial information.

NYSE Section 303A.07(c)(iii)(D-H)

Requirement:  Provides that the audit committee shall:  discuss policies with respect to risk assessment and risk management; meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors; review with the independent auditor any audit problems or difficulties and management’s response; set clear policies for hiring external auditors’ employees; and report regularly to the board of directors.

Colombian Requirement:  Law No. 964/2005 requires the audit committee to supervise a company’s risk assessment and internal quality-control program.  Our audit committee supervises our risk assessment and internal quality-control program and makes recommendations related to such program, presents any quality-control risk to the Company’s shareholders and reports regularly to our board of directors.

NYSE Section 303A.07(d)

Requirement:  Provides that each company must have an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.

Colombian Requirement:  Law No. 87/1993 requires state-owned companies to have an internal audit function in order to provide ongoing assessments of the company’s risk management processes and system of internal control.  Since becoming a mixed economy company on November 13, 2007, Law No. 87/1993 no longer applies to us.  However, we do have an internal audit department that provides ongoing assessments about our risk management processes and system of internal control.  Our internal audit department follows the standards set forth by the Committee of Sponsoring Organizations (COSO).

NYSE Section 303A.08

Requirement:  Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exemptions set forth in the NYSE standards.

Colombian Requirement:  No similar opportunity to vote on equity compensation plans and material revisions thereto is given to shareholders under Colombian law.  We do not give our shareholders the right to vote on equity compensation plans and material revisions thereto.

NYSE Section 303A.09

Requirement:  Listed companies must adopt and disclose corporate governance guidelines.

Colombian Requirement: The Superintendency of Finance does recommend the adoption of corporate governance guidelines.  However, according to Superintendency of Finance Circular No. 056/2007, the adoption of corporate governance guidelines is voluntary.  Nevertheless, listed companies must annually publish a corporate governance survey comparing their corporate governance standards with those recommended by the Superintendency of Finance.  Our corporate governance guidelines are listed on our website at  http://www.ecopetrol.com.co.

NYSE Section 303A.10

Requirement:  Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Colombian Requirement:  Colombian law requires that companies adopt a code of ethics for directors, officers and employees.  We have adopted a code of ethics which applies to our directors, officers and employees.  Our code of ethics can be found on our website at http://www.ecopetrol.com.co/english/documentos/42238_CARTILLA_CODIGO_DE_ETICA-12-03-09.pdf.

NYSE Section 303A.12(a)

Requirement:  The CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

Colombian Requirement:  No such requirement exists under Colombian law.

NYSE Section 303A.12(b)

Requirement:  The CEO shall notify the NYSE in writing whenever any executive officer of the company becomes aware of any material noncompliance with of any applicable provision of NYSE Section 303A.

Colombian Requirement:  No such requirement exists under Colombian law.

NYSE Section 303A.12(c)

Requirement:  Listed companies must submit an executed Written Affirmation annually to the NYSE.  In addition, listed companies must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A.

Colombian Requirement:  No such requirement exists under Colombian law.

ITEM 17	Financial Statements

Not applicable.

ITEM 18	Financial Statements

See page F-1 through F-109.

ITEM 19	Exhibits

Exhibit No.	Description

1.1
By-laws of Ecopetrol S.A. dated November 6, 2007 as recorded under Public Deed No. 5314 of November 14, 2007 (incorporated by reference to Exhibit 1.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on September 12, 2008 (File No. 001-34175)).

4.1
Transportation Agreement between Ecopetrol S.A. and Ocensa S.A., dated March 31, 1995 (incorporated by reference to Exhibit 4.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on September 12, 2008 (File No. 001-34175)).

4.2
Natural Gas Transportation Agreement between Ecopetrol S.A. and Empresa Colombiana de Gas-Ecogás, dated October 6, 2006 (incorporated by reference to Exhibit 4.2 on Form 20-F filed with the U.S. Securities and Exchange Commission on September 12, 2008 (File No. 001-34175)).

8.1	Subsidiaries of Ecopetrol S.A.

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ECOPETROL S.A.

By:	/s/ Adriana M. Echeverri
Name: Adriana M. Echeverri
Title: Chief Financial Officer

By:	/s/ Javier G. Gutiérrez
Name: Javier G. Gutiérrez
Title: Chief Executive Officer

Date:  June 29, 2009

ANNEX I
DESCRIPTION OF EXPLORATION AND PRODUCTION CONTRACTS

Region	Contract Name	Type of Agreement	Purpose	Operator	Partners	Ownership Percentage	Term of Contract	Expiration Date	Right of Reversion upon Termination	Royalty
Southern	Abanico	Joint Venture	E&P	Kappa Resources Colombia Limited	Kappa Resources Colombia Limited	50%	28 years	October 10, 2024	Yes	5% to 25%
Catatumbo-Orinoquía	Alcaravan	Joint Venture	E&P	Harken de Colombia Ltd.	Harken de Colombia Ltd.	50%	28 years	February 13, 2021	No	20%
Southern	Ambrosia	Joint Venture	E&P	Interoil	Interoil	30%	28 years	December 27, 2027	Yes	8% to 25%
Mid – Magdalena Valley	Arjona	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Vetra- NCT	Vetra- NCT Consortium	35%	10 years	March 9, 2017	Yes	8% to 25%
Southern	Armero	Joint Venture	E&P	Interoil	Interoil	50%	28 years	December 31, 2010	Yes	20%
Mid – Magdalena Valley	Barranca lebrija	Discovered Undeveloped Field	Develop Field	Union Temporal Mocam	Union Temporal Mocam	8%	10 years	December 31, 2013	Yes	20%
Mid – Magdalena Valley	Bocachico	Joint Venture- Sole Risk	E&P	Harken de Colombia S.A.	Harken de Colombia S.A.	0%	28 years	March 7, 2022	Yes	20%
Catatumbo-Orinoquía	Bolivar	Joint Venture- Sole Risk	E&P	Harken de Colombia Ltda.	Harken de Colombia Ltda. and Harken Energy Corporation	0%	28 years	June 12, 2024	Yes	20%
Southern	Boqueron	Joint Venture	E&P	Petrobras	Petrobras	50%	28 years	October 2, 2023	Yes	5% to 25%
Southern	Caguan	Joint Venture	E&P	Petrobras	Petrobras	50%	28 years	December 31, 2011	Yes	20%
Central	Camoa	Discovered Undeveloped Field	E&P-Discovered and Undeveloped Field	Drilling and Workeover Services Ltda	Drilling and Workeover Services Ltda.	20%	10 years	December 28, 2013	Yes	6% to 25%
Catatumbo-Orinoquía	Campo Rico	Joint Venture	E&P	Emerald Energy PLC Sucursal Colombia	Emerald Energy PLC Sucursal Colombia	50%	25 years	May 24, 2027	Yes	8% to 25%
Catatumbo-Orinoquía	Capachos	Joint Venture	E&P	Repsol YPF	Repsol YPF	50%	28 years	September 15, 2025	Yes	5% to 25%
Central	Caracara	Joint Venture	E&P	Cepcolsa	Cepcolsa	30%	28 years	April 9, 2029	Yes	8% to 25%
Mid – Magdalena Valley	Carare las Monas	Joint Venture	Production	Petrosantander	Petrosantander	30%	Until economic limit	Until economic limit	Yes	20%
Catatumbo-Orinoquía	Carbonera la Silla	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Fields	Mompos Oil Company Inc.	Mompos Construction	6%	10 years	October 25, 2014	Yes	20%
Catatumbo-Orinoquía	Casanare	Joint Venture	E&P	Perenco	Perenco Hocol and Homcol	64%	28 years	Until economic limit	No	20%
Catatumbo-Orinoquía	Cerrito	Joint Venture	E&P	Kappa Resources Colombia Ltda.	Kappa Resources Colombia Ltda.	0%	27.5 years	August 17, 2029	Yes	20%
Southern	Chaparral	Joint Venture	E&P	Petrotesting	Petrotesting	50%	28 years	October 4, 2012	Yes	8% to 25%
Southern	Chenche	Discovered Undeveloped Field	E&P	Petrotesting	Petrotesting	70%	10 years	December 28, 2013	Yes	8% to 25%
Southern	Chipalo	Joint Venture Sole Risk	E&P	Kappa Resources Colombia Limited	Kappa Resources Colombia Limited	0%	28 years	February 27, 2026	Yes	8% to 25%
Catatumbo-Orinoquía	Chipiron	Joint Venture	E&P	Occidental de Colombia Inc.	Occidental de Colombia Inc. and Occidental Andina	30%	25 years	February 13, 2028	Yes	8% to 25%

Region	Contract Name	Type of Agreement	Purpose	Operator	Partners	Ownership Percentage	Term of Contract	Expiration Date	Right of Reversion upon Termination	Royalty
Mid – Magdalena Valley	Cocorna	Joint Venture	Production	Mansarovar Energy Colombia Ltd.	Mansarovar Energy Colombia Ltd.	50%	28 years	September 1, 2008	Yes	20%
Catatumbo-Orinoquía	Corocora	Joint Venture	E&P	Perenco	Hocol and Perenco	50%	28 years	Until economic limit	No	8% to 25%
Catatumbo-Orinoquía	Cosecha	Joint Venture	E&P	Occidental de Colombia Inc.	Occidental de Colombia Inc.	30%	28 years	October 31, 2030	Yes	8% to 25%
Southern	CPR Santana	Risk participation contract	E&P	Gran Tierra Colombia	Gran Tierra Colombia	65%	28 years	July 27, 2015	Yes	20%
Catatumbo-Orinoquía	Cravo Norte	Joint Venture	E&P	Occidental de Colombia Inc.	Occidental de Colombia Inc.	54.48%	Until economic limit	Until economic limit	No	5% to 25%
Southern	Dindal	Joint Venture Sole Risk	E&P	SIPETROL	SIPETROL	0%	28 years	March 22, 2021	Yes	20%
Catatumbo-Orinoquía	Entrerrios	Discovered Undeveloped Field	E&P Discovered and Undeveloped Field	Union Temporal Andina composed by Rancho Hermoso S.A., Celsa S.A., Inversiones Valin Ltda & CIA S.C.A. and Saturde S.A.	Union Temporal Andina composed by Rancho Hermoso S.A., Celsa S.A., Inversiones Valin Ltda & CIA S.C.A. and Saturde S.A.	61%	10 years	December 28, 2013	Yes	8% to 25%
Southern	Espinal	Risk participation contract	E&P	Petrobras	Petrobras	55%	28 years	October, 2015	Yes	20%
Catatumbo-Orinoquía	Estero	Joint Venture	E&P	Perenco	Perenco Hocol and Homcol	50%	28 years	Until economic limit	No	20%
Catatumbo-Orinoquía	Garcero	Joint Venture Sole Risk	E&P	Perenco	Perenco Hocol and Homcol	50%	28 years	Until economic limit	No	5% to 25%
Catatumbo-Orinoquía	Guachiria	Joint Venture	E&P	Solana	Solana Petroleum Exploration Colombia Limited	13%	28 years	September 30, 2031	Yes	8% to 25%
Northeastern	Guajira	Joint Venture	E&P	Chevron Petroleum Company	Chevron Petroleum Company	57%	Until economic limit	Until economic limit	No	20%
Catatumbo-Orinoquía	Guarimea	Discovered Undeveloped Field	E&P Discovered and Undeveloped Field	Petrotesting Colombia S.A.	Petrotesting Colombia S.A.	81%	10 years	January 17, 2018	Yes	8% to 25%
Southern	Guayuyaco	Joint Venture	E&P	Gran Tierra Colombia	Gran Tierra Colombia	30%	28 years	May 30, 2030	Yes	8% to 25%
Southern	Hato Nuevo	Discovered Undeveloped Field	E&P	NCT Consortium	NCT Consortium	41%	10 years	July 3, 2016	Yes	32%
Southern	Hobo	Joint Venture	E&P	Petrobras	Petrobras	50%	28 years	December 31, 2011	Yes	20%
Mid– Magdalena Valley	La Cira	Business Cooperation	E&P	Ecopetrol S.A.	Occidental de Colombia and Ecopetrol S.A.	52%	Undetermined	Undetermined	No	8% to 25%
Catatumbo-Orinoquía	La Punta	Discovered Undeveloped Field	E&P Discovered and Undeveloped Field	Petrotesting Colombia S.A.	Petrotesting Colombia S.A.	70%	10 years	December 28, 2013	Yes	8% to 25%
Mid – Magdalena Valley	Las Quinchas	Joint Venture- Sole Risk	E&P	Kappa Resources Colombia Limited	Kappa Resources Colombia Limited	7%	Until economic limit	Until economic limit	Yes	20%
Mid – Magdalena Valley	Lebrija	Joint Venture- Sole Risk	E&P	Petroleos del Norte S.A.	Petroleos del Norte S.A.	0%	28 years	August 26, 2013	Yes	20%

Region	Contract Name	Type of Agreement	Purpose	Operator	Partners	Ownership Percentage	Term of Contract	Expiration Date	Right of Reversion upon Termination	Royalty
Mid– Magdalena Valley	Magangué	Joint Venture	E&P	Solana Petroleum Exploration (Colombia Limited)	Solana Petroleum Exploration	58%	28 years	January 1, 2018	Yes	20%
Southern	Mana	Joint Venture	E&P	Interoil	Interoil	30%	28 years	November 11, 2028	Yes	8% to 25%
Mid – Magdalena Valley	Maracas	Joint Venture Sole Risk	E&P	Texican Oil Ltd.	Texican Oil Ltd.	0%	28 years	March 5, 2024	Yes	20%
Southern	Matambo	Joint Venture	E&P	Emerald Energy PLC	Emerald Energy PLC	25%	28 years	November 29, 2024	Yes	20%
Mid – Magdalena Valley	Mugrosa	Discovered Undeveloped Field	Develop Field	Cosacol S.A.	Cosacol S.A.	53%	10 years	July 12, 2015	Yes	20%
Southern	Nancy-Burdine- Maxime	Discovered Undeveloped Field	E &P	Union Temporal II&B	Union Temporal II&B	41%	10 years	December 28, 2013	Yes	20%
Mid – Magdalena Valley	Nare	Joint Venture	Production	Mansarovar Energy Colombia Ltd.	Mansarovar Energy Colombia Ltd.	50%	28 years	November 4, 2021	Yes	20%
Southern	Neiva	Incremental Production	E&P	Ecopetrol	Petrominerales	31%	22 years	June 5, 2023	Yes	8% to 25%
Mid – Magdalena Valley	Opon	Joint Venture	Production	Compañía Operadora Petrocolombina	Compañía Operadora Petrocolombina	0%	28 years	July 14, 2015	Yes	20%
Mid – Magdalena Valley	Opon-6	Joint Venture- Sole Risk	E&P	Compañía Operadora Petrocolombina	Compañía Operadora Petrocolombina	0%	N/A	July 14, 2015	Yes	20%
Southern	Orito	Incremental Production	E&P	Ecopetrol	Petrominerales	21%	22 years	June 5, 2023	Yes	8% to 25%
Catatumbo-Orinoquía	Orocue	Joint Venture	E&P	Perenco	Perenco and Hocol	50%	28 years	Until economic limit	No	20%
Southern	Ortega	Incremental Production	E&P	Ecopetrol	Hocol S.A.	31%	22 years	March 18, 2023	Yes	8%
Mid – Magdalena Valley	Palagua	Incremental Production	Production	Union Temporal IJP	Union Temporal Isomocol, Joshi- Petcar- Parko	50%	22 years	July 14, 2023	Yes	20%
Southern	Palermo	Joint Venture	E&P	Hocol S.A.	Hocol S.A.	50%	28 years	April 30, 2012	Yes	20%
Mid – Magdalena Valley	Pavas- Cachira	Discovered Undeveloped Field	Develop Field	Ismocol de Colombia S.A.	Union Temporal Isomocol, Joshi- Petcar- Parko	5%	10 years	December 29, 2013	Yes	20%
Northeastern	Piedemonte	Joint Venture	E&P	BP	BP	50%	28 years	February 29, 2020	Yes	20%
Central	Piriri	Joint Venture	E&P	Metapetroleum	Tethys Petroleum Company Limited, and Metapetroleum	50%	28 years	June 30, 2016	Yes	20%
Mid – Magdalena Valley	Playon	Discovered Undeveloped Field	Develop Field	Serinpet	Representaciones y Servicios de Petroleos Serinpet	54%	10 years	July 12, 2015	Yes	20%
Catatumbo-Orinoquía	Puerto Barco	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Fields	Petrotesting Colombia S.A.	Petrotesting Colombia S.A.	6%	10 years	December 29, 2013	Yes	20%
Southern	Puli	Joint Venture	E&P	Interoil	Interoil.	50%	28 years	February 29, 2012	Yes	20%
Mid – Magdalena Valley	Quebrada Roja	Discovered Undeveloped Field	Develop Field	Campos de Producción Consortium	Campos de Producción Consortium	58%	10 years	July 12, 2015	Yes	20%
Northeastern	Recetor	Joint Venture	E&P	BP	BP	50%	28 years	May 29, 2017	Yes	20%
Northeastern	Rio Chitamea	Joint Venture	E&P	BP	BP	50%	28 years	January 31, 2019	Yes	20%
Catatumbo-Orinoquía	Rio de Oro	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Fields	Petrotesting Colombia S.A.	Petrotesting Colombia S.A.	12%	10 years	December 29, 2013	Yes	20%
Southern	Rio Opia	Joint Venture	E&P	Interoil	Interoil	30%	28 years	June 23, 2030	Yes	8% to 25%

Region	Contract Name	Type of Agreement	Purpose	Operator	Partners	Ownership Percentage	Term of Contract	Expiration Date	Right of Reversion upon Termination	Royalty
Southern	Río Paez	Joint Venture- Sole Risk	E&P	Hocol S.A.	Hocol S.A.	0%	28 years	April 26, 2029	Yes	5%
Southern	Río Seco	Joint Venture Sole Risk	E&P	SIPETROL	SIPETROL	0%	28 years	August 21, 2023	Yes	20%
Mid – Magdalena Valley	Rompida	Discovered Undeveloped Field	Develop Field	Petrotesting	Petrotesting Colombia S.A. - Vetra	19%	10 years	December 30, 2013	Yes	20%
Catatumbo-Orinoquía	Rondon	Joint Venture	E&P	Occidental de Colombia Inc.	Occidental de Colombia Inc.	50%	28 years	January 8, 2023	Yes	8% to 25%
Central	Rubiales	Risk participation contract	E&P	Metapetroleum	Tethys Petroleum Company Limited, and Metapetroleum	60%	28 years	June 30, 2016	Yes	20%
Southern	San Jacinto	Joint Venture- Sole Risk	E&P	Hocol S.A.	Hocol S.A.	0%	28 years	December 22, 2024	Yes	5%
Southern	San Luis	Joint Venture	E&P	Petrotesting	Petrotesting	50%	28 years	May 8, 2014	Yes	20%
Northeastern	Santiago de las Atalayas	Joint Venture	E&P	BP	BP , Total, TEPMA	50%	28 years	June 30, 2010	Yes	20%
Southern	Suroriente	Incremental Production	E&P	Colombia Energy	Colombia Energy	48%	22 years	June 11, 2024	Yes	8% to 25%
Central	Tambaqui	Joint Venture- Sole Risk	E&P	Hupecol	Hupecol	50%	28 years	February 28, 2026	Yes	8% to 25%
Catatumbo-Orinoquía	Tapir	Joint Venture- Sole Risk	E&P	Petrolco	Petrolco and Doreal Energy	0%	28 years	February 24, 2023	Yes	20%
Northeastern	Tauramena	Joint Venture	E&P	BP	BP	50%	28 years	July 3, 2016	Yes	20%
Catatumbo-Orinoquía	Tibú	Business Cooperation	E&P	Ecopetrol S.A.	Tibú Consortium formed by Petrobras Colombia Limited and Petrobras Energía de Colombia	60%	Undetermined	Undetermined	No	8% to 25%
Mid – Magdalena Valley	Tisquirama	Joint Venture	Production	Petroleos del Norte S.A.	Petroleos del Norte S.A – Petrosantander	50%	28 years	March 1, 2009	Yes	20%
Mid – Magdalena Valley	Toca	Discovered Undeveloped Field	Develop Field	Campos de Producción Consortium	Campos de Producción Consortium	12%	10 years	July 12, 2015	Yes	20%
Southern	Tolima B	Joint Venture- Sole Risk	E&P	Petrotesting	Petrotesting.	0%	28 years	June 12, 2014	Yes	20%
Central	Upia B	Joint Venture	E&P	Petrobras	Holifield International Colombia Inc.	50%	28 years	March 1, 2012	Yes	20%

Ecopetrol S.A. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

Ecopetrol S.A. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2008, 2007 and 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ecopetrol S. A.

We have audited the accompanying consolidated balance sheet of Ecopetrol S. A. and its subsidiaries (the “Company”) as of December 31, 2008 and the related consolidated statements of financial, economic, social and environmental activities, of changes in shareholders’ equity and of cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Colombia and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ecopetrol S. A. and its subsidiaries at December 31, 2008 and the results of their financial, economic, social and environmental activities and their cash flows for the year ended, in conformity with generally accepted accounting principles for Colombian Government Entities issued by the Contaduría General de la Nación.

Accounting principles generally accepted for Colombian Government Entities vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effects of such differences is presented in Note 33 to the consolidated financial statements.

PricewaterhouseCoopers Ltda.

Bogotá, Colombia
June 25, 2009

Report of Independent Registered Public Accounting Firm

To the Shareholders of Ecopetrol S.A. and subsidiaries

We have audited the accompanying consolidated balance sheets of Ecopetrol S.A. and subsidiaries (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of financial, economic and social activities, changes in equity, and cash flows for each of the three years in the period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures  that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ecopetrol S.A. and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their financial, economic and social activities and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with generally accepted accounting principles for Colombian Governmental Entities issued by the Contaduría General de la Nación, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements).

ERNST & YOUNG AUDIT LTDA.	Francisco J. González R. Statutory Auditor Professional Card 13442-T Designated by Ernst & Young Audit Ltda. – TR 530

Bogotá, D.C., Colombia, February 15, 2008
(except for Notes 32 and 33 to which the date is May 30, 2008)

Ecopetrol S.A.  and Subsidiaries

Consolidated Balance Sheets

	December 31
	2008	2007
	(In millions of Colombian pesos)
Assets
Current assets:
Cash and cash equivalents (Note 3)	$2,113,803	$3,749,899
Investments (Note4)	3,749,919	5,954,502
Accounts and notes receivable, net (Note5)	5,877,282	2,269,904
Inventories, net (Note 6)	1,611,296	1,298,792
Advances and deposits (Note 7)	2,248,122	1,979,614
Pension plan assets (Note 11)	80,263	508,813
Prepaid expenses (Note 8)	24,215	12,598
Total current assets	15,704,900	15,774,122
Non-current assets
Investments (Note 4)	8,688,320	3,844,819
Accounts and notes receivable, net (Note 5)	194,912	202,565
Property, plant and equipment, net (Note 9)	8,077,488	6,151,951
Natural and environmental resources, net (Note 10)	8,054,049	5,128,917
Pension plan assets (Note 11)	-	8,986,861
Deferred charges (Note 12)	1,595,683	1,976,062
Other assets (Note 13)	1,207,099	399,401
Revaluations (Note 21)	5,179,961	5,647,382
Total assets	$48,702,412	$48,112,080
Liabilities and Shareholders’ Equity
Current liabilities:
Financial obligations (Note 14)	$281,026	$3,569
Accounts payable and related parties (Note 15)	1,708,647	1,564,569
Taxes payable (Note 16)	3,906,468	2,474,739
Labor and pension plan obligations (Note 17)	129,658	586,964
Estimated liabilities and provisions (Note 18)	673,973	1,435,943
Total current liabilities	6,699,772	6,065,784
Long-term liabilities:
Long-term accounts payable (Note 14)	5,473	-
Labor and pension plan liabilities (Note 17)	2,164,787	10,316,041
Estimated liabilities and provisions (Note 18)	2,542,791	2,742,052
Other long-term liabilities (Note 19)	2,426,921	2,179,735
Total liabilities	13,839,744	21,303,612
Minority Interest (Note 20)	242,951	1
Shareholders’ equity (Note 21 and see accompanying statement)	34,619,717	26,808,467
Total liabilities and shareholders’ equity	$48,702,412	$48,112,080
Memorandum accounts (Note 22)	$118,874,631	$64,180,245

The accompanying notes are an integral part of these consolidated financial statements.

Ecopetrol S.A. and Subsidiaries

Consolidated Statements of Financial, Economic, Social and Environmental Activities

	Year ended December 31
	2008	2007	2006
	(In millions of Colombian pesos, except for the net income per share expressed in pesos)
Revenue (Note 23)
Local sales	$21,597,999	$16,002,997	$11,300,001
Foreign sales	12,298,670	6,645,820	7,864,124
FAEP	-	(316,497)	(774,160)
Foreign sales, net	12,298,670	6,329,323	7,089,964
Total revenue	33,896,669	22,332,320	18,389,965
Cost of sales (Note 24)	19,023,649	12,058,527	12,756,563
	14,873,020	10,273,793	5,633,402
Operating expenses (Note 25)
Administration	382,101	322,044	329,517
Selling	1,835,618	1,019,912	668,053
Operating income	12,655,301	8,931,837	4,635,832
Non-operating income (expenses)
Financial income, net (Note 26)	4,101,252	93,628	683,436
Pension expenses (Note 27)	(1,144,925)	(1,090,343)	(829,191)
Inflation gain (Note 28)	30,473	41,132	56,166
Other income (expenses), net (Note 29)	369,103	(910,950)	344,899
Income before income tax	16,011,204	7,065,304	4,891,142
Income tax (Note 16)
Current	3,611,020	2,006,484	1,494,794
Deferred tax	770,962	(120,972)	4,975
	4,381,982	1,885,512	1,499,769
Minority interest	(455)	-	-
Net income	$11,629,677	$5,179,792	$3,391,373
Net income per share	$287.35	$168.71	$79,891.00

The accompanying notes are an integral part of these consolidated financial statements.

Ecopetrol S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Colombian pesos, except the dividend per share)
Year ended on December 31, 2008, 2007 and 2006

	Subscribed and paid-in capital	Additional paid-in capital	Contribution of Nation in kind	Legal and other reserves	Incorporated institutional equity and other	Surplus from equity method	Surplus from Revaluations	Public accounting application effect	Retained earnings	Total Equity

Balance at December 31, 2006	$4,244,943	$-	$4,419,110	$2,994,712	$48,857	$-	$5,736,751	$-	$3,391,373	$20,835,746
Distribution of dividends ($97,863 per share)	-	-	-	(1,423,163)	-	-	-	-	(3,052,236)	(4,475,399)
Capitalization of hydrocarbon reserves contributed by the Colombian Nation	4,851,254	-	(4,851,254)	-	-	-	-	-	-	-
Capitalization (4,087,723,771 shares)	1,021,931	4,700,882	-	-	-	-	-	-	-	5,722,813
Subscribed capital receivable and additional paid-in capital	(4,794)	(850,068)	-	-	-	-	-	-	-	(854,862)
Appropriation to reserves	-	-	-	339,137	-	-	-	-	(339,137)	-
Hydrocarbon reserves contributed by the Colombian Nation	-	-	432,144	-	-	-	-	-	-	432,144
Addition to incorporated institutional equity	-	-	-	-	59,873	-	-	-	-	59,873
Adjustment in translation of foreign subsidiaries	-	-	-	-	-	(2,271)	-	-	-	(2,271)
Surplus from revaluations	-	-	-	-	-	-	(89,369)	-	-	(89,369)
Net income	-	-	-	-	-	-	-	-	5,179,792	5,179,792
Balance at December 31, 2007	10,113,334	3,850,814	-	1,910,686	108,730	(2,271)	5,647,382	-	5,179,792	26,808,467

Distribution of dividends ($115 per share)	-	-	-	4,415	-	-	-	-	(4,658,755)	(4,654,340)
Subscribed capital receivable and additional paid-in capital	4,457	824,607	-	-	-	-	-	-	-	829,064
Addition to additional paid-in capital - execution of warranties	-	3,855	-	-	-	-	-	-	-	3,855
Appropriation to reserves	-	-	-	517,639	-	-	-	-	(517,639)	-
Adjustment in translation of foreign subsidiaries	-	-	-	-	-	143,018	-	-	(3,398)	139,620
Addition to incorporated institutional equity	-	-	-	-	2,635	-	-	-	-	2,635
Surplus from revaluations	-	-	-	-	-	1,340,356	(1,479,650)	-	-	(139,294)
Revaluation in property, plant and equipment	-	-	-	-		-	1,012,229	(1,012,229)	-	-
Pending responsibility rulings	-	-	-	-	814	-	-	(781)	-	33
Net income	-	-	-	-	-	-	-	-	11,629,677	11,629,677
Balance at December 31, 2008	$10,117,791	$4,679,276	$-	$2,432,740	$112,179	$1,481,103	$5,179,961	$(1,013,010)	$11,629,677	$34,619,717

The accompanying notes are an integral part of these consolidated financial statements.

Ecopetrol S.A. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2008	2007	2006
	(In millions of Colombian pesos)
Operating activities
Cash received from customers	$27,884,424	$21,683,589	$18,410,244
Cash from interest income	2,374,871	968,899	519,309
Cash received from FAEP fund and others	-	1,167,534	80,611
Other payments	-	(1,089,550)	259,106
Interest expense and other payments	(773)	(875,270)	1,424
Cash paid to suppliers and contractors	(8,570,096)	(4,630,295)	(5,154,051)
Payment of hydrocarbon purchases and other contributions	(5,587,223)	(4,153,060)	(4,101,696)
Payment of income, sales and equity taxes	(2,962,274)	(1,409,720)	(2,040,025)
Payment of salaries, fringe benefits and social security	(851,186)	(703,003)	(735,537)
Payment of retirement pensions and transfers to trust funds	(494,843)	(1,122,170)	(885,695)
Net cash provided by operating activities	11,792,900	9,836,954	6,353,690
Investing activities
Net increase in investments	(3,185,910)	(5,031,216)	(1,358,094)
Investment in natural and environmental resources	(5,234,947)	(2,013,948)	(1,162,165)
Additions to property, plant and equipment	(1,469,648)	(1,023,014)	(700,769)
Net cash used in investing activities	(9,890,505)	(8,068,178)	(3,221,028)
Financing activities
Dividends paid	(4,654,340)	(4,475,399)	(2,000,000)
Increase (decrease) of financial obligations	282,930	(39,305)	(120,013)
Subscribed capital receivable and additional paid-in capital - capitalization	832,919	4,867,951	-
Disbursements of contributions to ANH	-	-	(106,672)
Net cash (used in) provided by financing activities	(3,538,491)	353,247	(2,226,685)
Net (decrease) increase in cash and cash equivalents	(1,636,096)	2,122,023	905,977
Cash and cash equivalents at the beginning of the year	3,749,899	1,627,876	721,899
Cash and cash equivalents at the end of the year	$2,113,803	$3,749,899	$1,627,876

The accompanying notes are an integral part of these consolidated financial statements.

Ecopetrol S.A. and Subsidiaries

Attachment 1 – Cash and cash equivalents detail

	2008	2007	2006

Cash	$408	$399	$536
Banks and savings entities	1,395,199	1,160,069	596,018
Special and in-transit funds	703,577	123,251	36,148
Temporary investments	14,619	2,466,180	995,174
Total cash and cash equivalents	$2,113,803	$3,749,899	$1,627,876

Attachment 2 - Reconciliation of net income to net cash provided by operating activities

	2008	2007	2006
Net income	$11,629,677	$5,179,792	$3,391,373
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation of property, plant and equipment	700,301	750,074	773,610
Amortization of natural and environmental resources	947,788	572,743	455,831
Amortization of facility abandonment costs	139,795	92,716	61,669
Amortization of deferred charges	108,328	215,372	100,064
Deferred income tax	770,962	(189,265)	(760,638)
Amortization of retirement pensions	748,832	695,057	535,022
Crude oil and natural gas contributed by the Colombian Nation	-	432,105	2,374,512
Inflation gain	(30,506)	(41,132)	(56,166)
Provision for expenses	114,034	1,240,400	561,633
Provisions reduction	(999,866)	(555,438)	(152,512)
Adjustment in translation of subsidiaries	1,480,800	2,271	-
Incorporated institutional equity	2,635	-	29,723
Subsidies	(3,070,479)	(1,778,050)	-
Decrease (increase) in accounts receivable	(529,246)	740,803	(416,866)
Decrease (increase) in inventories	(312,504)	(302,431)	(248,141)
Decrease (increase) in pension plan assets	9,415,411	(534,777)	-
Decrease (increase) in advances and deposits	(269,108)	(325,264)	(314,839)
Decrease (increase) in advanced paid expenses	(11,617)	2,858	19,632
Decrease (increase) in deferred charges	12,841	986,204	(269,864)
Decrease (increase) in other assets	(807,664)	-	(265,501)
(Decrease) increase in accounts payable	562,351	384,576	85,013
(Decrease) increase in taxes payable	1,013,456	855,264	302,637
(Decrease) increase in labor obligations	(9,254,330)	25,942	(138,653)
(Decrease) increase in estimated liabilities and provisions	(586,328)	139,541	311,784
(Decrease) increase in other liabilities	17,337	1,240,800	(25,633)
Other amounts that do not involve cash	-	6,793	-
Net cash provided by operating activities	$11,792,900	$9,836,954	$6,353,690

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(Amounts expressed in millions of Colombian pesos, unless otherwise stated, except amounts in other currencies, exchange rates and income per share, which are expressed in unit pesos – throughout these financial statements pesos or Ps refer to Colombian pesos and US Dollar refers  to United States Dollar)

1.	Economic Entity and Principal Accounting Policies and Practices

Reporting Entity

Ecopetrol S.A., (hereinafter Ecopetrol or the Company) was organized by Law 165 of 1948 and transformed through Extraordinary Decree 1760 of 2003 (added by Decree 409 of 2006) and Law 1118 of 2006 into a state-owned company by shares and then into a mixed economy entity of a commercial character, at national level, related to the Ministry of Mines and Energy, for an indefinite period. Ecopetrol’s corporate purpose is the development, in Colombia or abroad, of commercial or industrial activities corresponding to or related with exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products, and of subsidiary operations, connected or complementary to these activities in accordance with applicable regulations. Ecopetrol’s principal domicile is Bogotá, D.C. and it may establish subsidiaries, branches and agencies in Colombia or abroad.

By means of the transformation Decree 1760 of June 27, 2003, the integral administration of the hydrocarbon reserves owned by the Colombian Nation (the Nation), and the administration of non-strategic assets, represented by shares and the participation in companies were separated from Ecopetrol. In addition, Ecopetrol’s basic structure was changed and two entities were created: a) the Agencia Nacional de Hidrocarburos (ANH) was created to hereinafter issue and develop the Colombian petroleum policy (formerly the responsibility of Ecopetrol), and b) Sociedad Promotora de Energía de Colombia S.A., which received the non-strategic assets owned by Ecopetrol.

Law 1118 of December 27, 2006 changed the legal nature of Ecopetrol S.A., and authorized the Company to issue shares to be placed in the equity market and acquired by Colombian individuals or legal entities. Once the shares were issued and placed,  corresponding to 10.1% of the authorized capital, at the end 2007, the Company became a Mixed Economy Entity of a commercial nature, at a national level, controlled by the Ministry of Mines and Energy.

Ecopetrol entered into a deposit agreement with JPMorgan Chase Bank, N.A., as depositary, for the issuance of ADRs evidencing ADSs.  Each of the ADSs will represent 20 of Ecopetrol’s common shares or evidence of the right to receive 20 of Ecopetrol’s common shares.

On September 12, 2008, Ecopetrol submitted to the Securities and Exchange Commission or SEC an application to register the Company and to register and list the Company’s ADSs evidenced by ADRs on the New York Stock Exchange or NYSE.  The Company’s ADSs began trading on the NYSE under the symbol “EC” on September 18, 2008.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The subsidiaries consolidated by Ecopetrol are:

Subsidiaries	Participation Percentage Ecopetrol	Activity	Subsidiaries
Ecopetrol Oleo é Gas do		Exploration, production, transportation, storage, distribution and selling of hydrocarbons, by-products and products, as well as research, development and selling of energy sources
Brasil Ltda.	100
Ecopetrol del Perú S.A.	100		-
Ecopetrol America Inc.	100

		Manage all business associated with the total or partial, direct or indirect execution of insurance and reinsurance of Ecopetrol’s and of its affiliate and/or subsidiary company risks.

Black Gold Re Ltd.	100		-

		Manage all business associated with Ecopetrol’s, Propilco’s and its affiliate companies’ operations.
Andean Chemicals Ltd.	100		-

		Design, construct, operate, sell, exploit and be the direct or indirect owner of crude oil pipeline systems for hydrocarbon transportation of private use in Colombia.
			ODL S.A.
ODL Finance S.A.	65		ODL - Colombia
			Branch office

Propilco S.A.	100	Production and selling of polypropylene resin	Comai S.A.

		Construction and operation of biofuel production plants, and others related
Bioenergy S.A.	79.14		-

At December 31, 2008, the Company and its subsidiaries maintain current obligations related to 158 exploration and production contracts, of which it is the operator in 36 and 122 are operated by third parties, of the following types:

	Number of Contracts
Contract type	Ecopetrol S.A.	Ecopetrol Oleo é Gas do Brasil Ltda.	Ecopetrol America Inc.	Ecopetrol del Peru S.A.
Exploration	62	6	1	2
Production	42	-	1	-
Discovered undeveloped fields	18	-	-	-
Sole risk	15	-	-	-
Incremental production	5	-	-	-
Production service with risk	3	-	-	-
Business collaboration	2	-	-	-
Services and technical collaboration	1	-	-	-
	148	6	2	2

Ecopetrol S.A. carries out production operations in 288 fields, of which it is the operator in 112 fields and 176 fields are operated by third parties. Ecopetrol Oleo é Gas do Brasil Ltda has entered into 6 exploration contracts in which Petrobras is the operator.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Ecopetrol America Inc. has a 9.2% participation in a production contract known as “K2” located in the Gulf of Mexico, which is operated by Anadarko.  It has also entered into an exploration contract known as “Will K”, where it is not an operator.

Ecopetrol del Peru S.A. has two exploration contracts knows as “101” and “134”, which are both operated by Talisman.

Principal accounting policies and practices

The Contaduría General de la Nación or CGN adopted new accounting principles for Colombian state-owned entities in September 2007.  These accounting principles are known as the Régimen de Contabilidad Pública (Regime of Public Accounting or RCP).  Pursuant to CGN Communication No. 0079-101345 of September 28, 2007, RCP became effective for Ecopetrol beginning with fiscal year ended December 31, 2008.  Ecopetrol’s consolidated financial statements at and for the year ended December 31, 2008 have been prepared under RCP.  Ecopetrol’s consolidated financial statements for all prior years were prepared under the Plan General de Contabilidad Pública (General Governmental Accounting Plan or PGCP), the former accounting principles issued by the CGN for Colombian state-owned entities.  Both RCP and PGCP are referred to as Colombian Government Entity GAAP.

RCP modified various aspects of Colombian Government Entity GAAP.  The main modifications pertain to the following items:

•	Investments,
•	Property, plant and equipment,
•	Intangibles,
•	Retirement pensions and
•	Provisions.

A more detail discussion of these RCP modifications is hereinafter provided for each of the above-listed items.

Principles of Consolidation

The consolidated financial statements include those of Ecopetrol S.A. (as Home Office), Black Gold Re Ltd., Oleo é Gas Do Brasil Ltda., Ecopetrol del Perú, Ecopetrol América Inc., Andean Chemicals Ltd., ODL Finance S.A., Propilco S.A. and Bioenergy S.A. (collectively, “the Subsidiaries”), where Ecopetrol’s combined direct and indirect, participation, is 100%, 100%, 100%, 100%, 100%, 65%, 100% and 79.14%, respectively. These financial statements were consolidated line by line and all transactions and significant intercompany balances between companies have been eliminated.

Presentation Basis

The preparation of the financial statements was carried out under Colombian Government Entity GAAP standards and principles issued by the CGN and other legal provisions. These principles may differ in certain aspects from those established by other standards and other control authorities and the opinions on specific matters issued by CGN prevail over Colombian Government Entity GAAP. The accrual method was applied for the accounting recognition of financial, economic and social facts.

In accordance with the rules for the inspection, supervision, and/or control of Ecopetrol, a normative decision-making structure was established to define the accounting treatment of operations not envisaged by the CGN, which is as follows:  i) Principal and permanent inspection, supervision, and control:  Residential Public Services Superintendency; ii) Residual control:  Companies Superintendency  and iii) Concurrent control:  Financial Superintendency, on the activities of the company in its capacity as issuer in the stock market.  International Standards of Financial Information (NIIF) are used to measure the normative gap and the accounting principles generally accepted in the United States are applied to operations related to crude oil and natural gas.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Segments

The Company operates in five primary segments of activity: exploration and production, refining, transportation, corporate and all others. The RCP does not require disclosure of information by segment.

Materiality Concept

An economic fact is material when due to its nature and amount, and taking into account the surrounding circumstances, knowing or not knowing it could significantly alter the economic decisions of informed users.

The consolidated financial statements include specific headings in accordance with legal requirements, or those representing 5% or more of total assets, current assets, total liabilities, current liabilities, working capital, equity and results of operations, as appropriate. In addition, lower amounts are shown when they are deemed to contribute to a better interpretation of financial information.

Use of Estimates

The preparation of the consolidated financial statements in accordance with the RCP requires that the Company’s management make estimates and assumptions that could affect the recorded amounts of assets, liabilities, results of activities and the attached notes. Current or market values could differ from such estimates.

Transactions in Foreign Currency

Transactions in foreign currency are entered into in accordance with applicable regulations and they are recorded at appropriate exchange rates on the transaction date. Balances denominated in foreign currency are reflected in Colombian pesos at the representative market exchange rates of $2,243.59 and $2,014.76 per US$1 at December 31, 2008 and 2007, respectively.

The adjustment from exchange differences generated by foreign currency assets and liabilities is recorded against results of operations, except when such adjustment is charged to acquisition cost of assets in construction and up to the time these assets are placed in service.

The Company in developing its crude oil exploration and production activities can freely retain foreign currency received. In addition, it can acquire the foreign currency it requires in the local market to pay its foreign obligations.

With respect to those subsidiaries whose financial statements were originally in a currency other than the Colombian peso, the financial statements were first translated to US dollars and then to Colombian pesos.  Market exchange rates at December 31, 2008 were used to translate balance sheet accounts, weighted average exchange rates were used to translate  income statement accounts and historical exchange rates were used to translate equity statement accounts.

Joint Operation Contracts

Joint venture or common-interest operation contracts are entered into between Ecopetrol and third parties in order to share the risk, secure capital, maximize operating efficiency and optimize the recovery of reserves.  In these joint ventures, one party is designated as the operator and each party takes its share of the crude oil production according to its agreed participation. Ecopetrol records these investments, revenues, costs and expenses on a timely basis based on information reported by the operators. When Ecopetrol directly operates the facilities, it records assets, revenues, costs and expenses, recognizing at the same time the accounts receivable of the third party for joint interest billings.

Cash and Cash Equivalents

Cash and cash equivalents are represented by cash in banks and highly liquid investments maturing within three months following their acquisition.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Financial Derivative Instruments

The Company enters into hedging agreements to protect itself from the fluctuations of international crude oil prices.  The difference between amounts paid and income received under hedging operations is recognized as financial expense in the statements of financial, economic and social activities. Ecopetrol does not use these financial instruments for speculative purposes.

Hedging operations are carried out with banks and other counterparties with a credit risk rating higher than or equal to A+.

The Company makes periodic evaluations based on the market risk of hedging operations and together with the Board of Directors and management, determines the need for extension or early termination of the subscribed contracts, when the result is ineffective vis-á-vis the hedged items. In the event of settlement, the financial and contractual effects are recognized in the results of operations.

Investments

The investments are classified as: i) Liquidity Management Investments ii) Investments for policy purposes and, iii) Equity Investments.

Liquidity management investments correspond to resources invested in debt and participatory securities with the objective of obtaining profits through short-term price fluctuations.  Their initial recording corresponds to their historical cost and they are updated based upon valuation methodologies issued by the Finance Superintendency.

Policy purpose investments are made up of debt securities of national or foreign entities, acquired in compliance with macroeconomic or internal policies of the entity, which include investments held through their maturity date and those available for sale, the former being those which are kept for at least (1) a year, as of the first day on which they were classified for the first time, or when they were reclassified.

Investments held to maturity are updated based on the Internal Rate of Return (TIR) included in the methodologies adopted by the Finance Superintendency and the investments for the purpose of macroeconomic policy and available for sale should be updated based on methodologies adopted by the Finance Superintendency for tradeable investments.

Equity investments are classified in controlled and uncontrolled entities.  Equity investments in controlled entities are recognized at their acquisition cost whenever it is less than the net book value; otherwise, they are recognized at the net book value and the difference between the cost of purchase and the net book value corresponds to goodwill.  Their values are updated through the equity method, as established in Resolution 145 of 2008, issued by the CGN.

Beginning in 2008, the RCP incorporated the concept of significant influence for the recognition of investments in associated entities and established the equity method to update the value of these investments.  Until 2007, the investments in associated entities had been recognized pursuant to the cost method.

Significant influence is defined as the power that the entity has, regardless if the percentage of ownership is less than or equal to 50%, to participate in the setting and overseeing of financing and operational policies of another entity for the purpose of obtaining profits from that entity.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Significant influence may be present in one or more of the following aspects:

•	Representation on the Board of Directors or equivalent regulatory organ of the associated entity.
•	Participation in policy-making processes.
•	Significant transactions between the investor and the associated entity.
•	Secondment of officers, or
•	Supply of essential technical information.

Equity investments in uncontrolled entities include shares of low or minimum liquidity or without any trading on an exchange which do not permit any type of control or to exert significant influence and are recognized at historical cost; their updating arises from the periodic comparison of the cost of the investment compared to its net book value or its value in the stock market.

In accordance with the Technical Standard Related to Assets of the RCP, the investments made in foreign currency should be recognized applying the representative market exchange rate (TRM) of the transaction date.  The value must be re-expressed periodically based on the TRM. For foreign subsidiaries, the equity method should be applied in Colombian pesos, following the translation of the financial statements.

Receivables and Provision for Doubtful Accounts

Receivables are recognized at their original amount or at the amount accepted by the debtor, which is subject to periodic updating in accordance with current legal provisions or agreed contractual terms.

The provision for doubtful accounts is reviewed and updated periodically in accordance with the aged analysis of balances, and the evaluation of the recoverability of individual accounts. The Company carries out the necessary administrative and legal procedures to recover delinquent accounts receivable as well as the collection of interest from customers that do not comply with payment policies.

Inventories

Inventories include assets extracted, transformed and acquired for any reason, to be sold, intended for transformation and consumed in the production process, or as a part of services rendered. Ecopetrol uses the perpetual inventory system to account for raw material.

Inventories are recorded at historical costs or at purchase cost, which includes direct and indirect charges incurred to prepare the inventory for sale or production conditions.

This valuation is measured under the weighted average method, considering the following parameters:

•	Crude oil inventories for the Company’s own production at production costs at year end

•	Crude oil purchases, at acquisition costs, including transportation and delivery costs incurred.

•	Finished goods inventory, at total production costs (at each refinery).

•	Work in process inventory, at production costs.

•	Raw material inventory, at weighted average cost.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Raw materials and supplies in joint ventures are controlled by the operator and reported in a joint account at acquisition costs (recorded in the original currency at average costs). Work in process inventories are recorded as an expense or are capitalized, depending of their nature.  Inventory consumption is charged to the joint venture as expense or property, plant and equipment or natural environment properties, as appropriate.

Additionally, inventories are valued at the lower of market value and the average cost; and the actual cost incurred for in-transit inventories. At the end of the year, provisions are calculated to recognize impairment, obsolescence, excess or slow-moving or for the loss of market value.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are recorded at cost, adjusted for inflation until 2001, which includes financial expenses and exchange differences from foreign currency financing incurred until the asset is placed in service.  When an asset is sold or retired, the adjusted cost and accumulated depreciation are written off and any gain or loss is recognized in results of operations.

Depreciation is calculated on the total acquisition cost using the straight-line method, based on the assets useful life.  Annual depreciation rates used are:

%
Buildings and pipelines	5
Plants and equipment	10
Transportation equipment	20
Computers	33.3

Regular disbursements for maintenance and repairs are included in expenses and those that improve efficiency or extend the asset’s useful life are capitalized.

Until 2007, devaluation had been recorded as the lesser value of the revaluations of assets and in equity without effect on the results of the period.  However, under the RCP, for 2008 revaluations were reclassified to the equity account known as “Effect of the Application of the Rules for Public Accounting”.  Beginning in 2009, devaluation of property, plant and equipment is to be charged to results.

Natural and Environmental Resources

The Company applies a method similar to the internationally recognized successful efforts method of accounting for investments in exploration and production areas. The acquisition of geological and geophysical seismic information is expensed as incurred, before the discovery of proved reserves.  Acquisition costs are initially capitalized until such time as either exploratory drilling is determined to be successful or unsuccessful and all costs are written off. Once a project is sanctioned for development, the carrying value of the acquisition cost and exploration costs are transferred to Amortizable Crude Oil Investments. Costs capitalized also include asset retirement cost. Asset and liability balances related to asset retirement costs are updated annually.  Production and support equipment are accounted for on a cost basis and are part of the Property, Plant and Equipment subject to depreciation.

These investments are amortized using the technical units-of-production method on the basis of proved developed reserves without royalties by field. The reserves are based on technical studies prepared internally by the Company’s Department of Reservoirs and approved by the Company’s Reserves Committee, which follow estimation methodologies recommended by international organizations of specialists in hydrocarbon reserves.  Proved reserves consist of estimated quantities of crude oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, that is, prices and costs as of the date the estimate is made.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

When a well is declared productive, in compliance with the information provided by the Exploration Vice-Presidency of Ecopetrol, tangible property (property, plant and equipment) is capitalized and intangible assets are recognized as an investment in natural and environmental properties.

When it is determined that a well located in an exploration zone has no proved reserves, it is considered a dry or not commercial well and accumulated costs are expensed in the same year this is known. Costs incurred in geology, seismic and similar activities are recorded in the income statement when incurred.

The estimation of hydrocarbon reserves is subject to several uncertainties inherent to the determination of proved reserves, production recovery rates, the timeliness with which investments are made to develop the reservoirs and the degree of maturity of the fields.

Support equipment and other property and equipment are depreciated over their estimated useful lives.

On the retirement of a complete unit of a proved fields the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement of a partial unit of proved field, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized as income. The Company does not sell any interest in properties.

The Company recorded as reserves within the account “natural and environmental resources” the contributions of the Nation represented by crude oil and natural gas reserves deriving from the reversions of concessions of oilfield areas in favor of the Nation, given before the effectiveness of Decree 1760 of 2003. Reserves were valued by means of the technical-economic model where the value per barrel resulted from the relation of the net present value obtained at a discount rate and the total proved reserves on the contribution date. Depletion is calculated using the units of production method.

Since Ecopetrol became an issuer in the Bolsa de Valores de Colombia or BVC and the NYSE, the Company has used the methodology approved by the SEC for the calculation of reserves.  Under the SEC methodology, amortization for crude oil-producing investments was affected as a result of the change in the base price that is used for the calculation of reserves, which changed from the price of the crude portfolio of the Company in 2007 to the price of crude WTI at the close of 2008.  This change generates an immaterial decrease in expenses for amortization of petroleum investments in the financial statements for fiscal year 2008.

On March 7, 2007 Decree 727 was issued replacing Decree 2625 of 2000, which includes regulations related to reserves valuation and accounting for hydrocarbons reserves of the Nation in the Company’s financial statements.  In addition, it orders Ecopetrol to register the value of the hydrocarbons exploration or production rights that it owns.  This recording is carried out in memorandum accounts in compliance with the opinion issued by the CGN; however, these memorandum accounts are not included in the company’s balance sheet.

Impairment of Long-Lived Assets

At the end of each year, the net value of long-lived assets held and in use is reviewed, including those to be dismantled,  when circumstances or changes occur indicating that the book value may not be recoverable. The recording of provisions usually coincides with the formalization of an action plan by Ecopetrol, including, among others, the offer of such assets to third parties.

Deferred Charges

Deferred charges include deferred income tax, which results from the temporary differences arising due to the different ways of determining book profit and taxable income at the end of each period.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

It also includes the investments made while negotiating the business collaboration contract between Ecopetrol and Schlumberger for the purpose of obtaining incremental production in the Casabe field.  Such investments are amortized based on the on the units-of-production of the field.  In addition, they include the costs incurred in the Sensor project, which is amortized using the straight line method over five (5) years.

Monetary correction attributable to non-monetary accounts (including equity) related to exploration and development activities, was recorded as a deferred asset or liability through December 31, 2001 and is transferred to results during the amortization and/or depreciation period of the assets originating it.

Other Assets

Other assets includes goodwill, which corresponds to the difference between the value of purchase of the equity investments in controlled entities and their net book value, which reflects the economic benefits hoped to be achieved from the investment, originated in good name, specialized personnel, reputation of privileged credit, prestige due to sale of better products and services, favorable location and expectations of new businesses, among others.

Goodwill is amortized based on generally accepted methodologies during the term in which the investment recovery is expected.

Advances received from Ecogas to cover Build, Operate, Maintain and Transfer (BOMT) obligations

As a result of the recognition of an account receivable from Ecogas and following specific instructions from CGN, the Company recognized as deferred income the net present value of the future payments scheme, in connection with Ecopetrol´s liability related to BOMT contractors. These liabilities are due in 2017, the year when the contractual obligations end.  Due to the payment of this amount in 2007, the corresponding deferred income was recognized as a component of other income.

Revaluations

a.	Investments

Revaluations and surplus from revaluations correspond to the difference between the historical cost and the investment’s net book value or its price quoted on a stock exchange.

b.	Property, Plant and Equipment

Valorizations and valorization surplus of property, plant and equipment in the equity correspond to the difference between net book value and the market value for real estate or the current value in use for plant and equipment, determined by specialists registered with the Colombian Real Estate Control entity or by suitable technical personnel, respectively.

Following the guidelines established by the (CGN) under the RCP, the methodology used to appraise property, plant and equipment is the present value of the assets in use by going concerns (VAU), considering the current condition of the assets and their useful lives in terms of production capability and ability to generate income.

The revaluation of the property, plant, and equipment includes the excess difference between the respective appraisal value of these assets and their net book value, except for assets classified as computers, furniture and fixtures.

Accounts Payable – Suppliers

Correspond to obligations incurred by Ecopetrol with third parties in order to comply with its corporate purpose.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Income Tax

The provision for income tax is calculated at the official rate of 33% in 2008 (34% in 2007) by the accrual method, on the greater of presumptive or taxable income.

The effect of timing differences involving the payment of a lower or higher income tax in the current year is recorded as a deferred tax liability or asset, respectively, provided that a reasonable expectation exists that such differences will reverse and in the case of the deferred tax asset, that sufficient taxable income will be generated to recover the tax.  The deferred tax balance was calculated at the rate of 33%.

The Company uses the special deduction for investment in real productive fixed assets equivalent to 40% of the effective investment carried out during the fiscal year.  If such assets are sold, or they are no longer used in income producing activity prior to the expiration of their useful lives, the Company must reimburse the proportional value of the deduction taken in the income tax return in the corresponding fiscal period in which such fact arises.

Labor and Pension Obligations

The system for salaries and fringe benefits for Ecopetrol personnel is governed by the Collective Labor Agreement, Agreement 01 of 1977, and in the absence thereof, by the Labor Code. In addition to fringe benefits, Ecopetrol employees are entitled to receive additional benefits covered by previous regulations that depend on the place, type of work, length of service, and basic salary. Annual interest of 12% is paid on accumulated severance amounts in favor of each employee and the payment of indemnities is provided for when special circumstances arise that result in the non voluntary termination of the contract, and in periods other than the qualifying period.

The actuarial calculation includes active employees with indefinite contract term, pensioners and heirs, for the pension, health care and education plan; temporary, active employees, and voluntary retirees, for pension bonuses.

All social benefits of employees who joined the Company before 1990 are the direct responsibility of Ecopetrol, without the involvement of the Colombian social security entity or institution. The cost of health services of the employee and his/her relatives registered with the Company is determined by means of the morbidity table, prepared on the basis of facts occurring during 2008. Likewise, the experience of Ecopetrol is considered for the calculation of educational allowances, based on the annual average cost of each business segment, subdivided in accordance with the class of studies: pre-school, primary, high school and university.

For employees who joined the Company as of the effectiveness of Law 50 of 1990, the Company makes periodic contributions for severance, pensions and labor related injuries to the respective funds that assume all these obligations. Likewise, Law 797 of 2003 determined that Ecopetrol employees who joined the Company as of January 29, 2003 will be subject to the provisions of the General Pension Regime.

Pursuant to Decree 941 of 2002, once the actuarial calculation for pension obligations was approved by the Ministry of Finance in October 2008 and once the mechanism for transfer (“commutation”) of the corresponding liability was approved by Ministry of Social Security on December 29, 2008, the Company, as of December 31, 2008, transferred (“commuted”) the amounts corresponding to its pension liabilities to autonomous pension trust funds (PAP).

The amount transferred as of December 31, 2008 was $10,092,528 million, which also implied removing the pension trust fund assets and their corresponding pension liabilities for the same amount from the balance sheet and transferring them to the  memorandum accounts.

The transferred funds, as well as their earnings, cannot change their destination nor be restored to the Company until all the pension obligations have been fulfilled.

The transferred assets and liabilities correspond only to the pension obligations; those relating to health care and education services remain Ecopetrol’s direct obligations.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Purchase of hydrocarbons

The Company purchases hydrocarbons that the ANH receives from all the production in Colombia, at prices established according to the section four of Law 756 of 2002 and Resolution 18-1709 of 2003 of the Ministry of Mines and Energy, considering the international prices of reference.

Additionally, it purchases hydrocarbons both from business partners as well as from other producers in Colombia and abroad to meet the needs and operating plans of the Company.

Recognition of Income

Income from crude oil and natural gas sales is recognized at the time of transfer of title to the buyer, including its risks and benefits.  In the case of refined and petrochemical products, income is recognized when products are shipped by the refinery; subsequently, they are adjusted in accordance with the volumes actually delivered.  Income from transportation services are recognized when products are transported and delivered to the buyer in accordance with the sale terms.  In other cases, income is recognized at the time it is earned and a true, probable and quantifiable right to demand its payment arises.

Late payment interest income on the collection of accounts receivable is recognized following prudence and realization principles.

Starting March 2007, subsidies for gasoline and diesel are granted by the Nation to refiners such as Ecopetrol, as provided in Law 1111 of 2006 (Budgets Law).  Income from said subsidies corresponds to the difference between the regulated price and the international parity price and is recorded by the Company in 2008 in accordance with the Ministry of Mines and Energy Resolution No. 181496 of September 2008, which replaced resolution 180414 of March 2007.  Under the new resolution, interest income relating to these subsidies was recorded for 2008.  In addition, in 2008, both the value of an interest on the subsidies were calculated in US dollars, generating a net gain due to the difference in the Colombian peso/US dollar exchange rate.  Furthermore, Resolution 182439 and Decree 4839 of December 2008 established the procedure for the recognition of the subsidies when it is negative (negative value existing between the parity price and the regulated price).  In 2007, the income from said subsidies was recognized in Colombian pesos and interest was not recognized.

In 2009, the subsidy and related interest income will again be calculated in Colombian pesos.

Cost of Sales and Expenses

Costs are recognized at their historic value both for goods purchased for sale and goods produced for sales.  Costs are disclosed according to the sales operation generating such cost.

Expenses correspond to amounts required for the development of the ordinary activity and include those caused by extraordinary events.  Expenses are disclosed in accordance with their nature and the occurrence of extraordinary events.

Costs and expenses are recognized upon receipt of goods or services or when there is certainty of the occurrence of the economic fact.  Fuel shortages and losses due to thefts and explosions are recorded as non- operating expenses.

Abandonment of Fields

The Company recognizes the liability for future environmental obligations and its corresponding entry is capitalized as a greater value of natural and environmental resources.  The estimation includes plugging costs and abandonment of wells, dismantling of facilities and environmental recovery of areas and wells.  Amortization is imputed to production costs, using the technical units-of-production method based on proved developed reserves.  Changes resulting from new estimates of the liability for abandonment and environmental restoration are capitalized to the respective asset.  The related liability is estimated in foreign currency and is adjusted for exchange difference at the end of each year, and a greater or lesser value of the asset.

Based on the extension of certain association contracts, the abandonment costs are assumed by the associates in the percentages of participation established in each contract.  Ecopetrol has not allocated funds in order to cover these obligations, with the exception of those association contracts detailed in Note 13 numeral 5; however, to the extent that activities are generated which are related to abandonment, these will be covered by the Company.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Accounting for Contingencies

As of the date the consolidated financial statements are issued, conditions might exist that result in losses for the Company, which will only be known if future specific circumstances arise.  Management, the legal Vice Presidency and legal counsel evaluate these situations based on their nature, the likelihood that they materialize, and the amounts involved, to decide on any changes to the amounts accrued and/or disclosed.  This analysis includes current legal proceedings against the Company.

After the change to RCP in 2007, the Company began adjusting the methodology used to evaluate its legal proceedings and any contingent liability there under.  Such methodology was completed in 2008 and is based on the credit system of the Nation, which is used by the Ministry of the Interior and of Justice.  Up to October 31, 2008, Ecopetrol recognized its legal proceedings under the methodology it had used in the past, however, the new methodology was applied at December 31, 2008.

Risks and Uncertainties

The Company is subject to certain operational risks which are customary to the industry in Colombia, such as terrorism, product theft, crude oil international price changes, environmental damages, and variations in the estimations of hydrocarbon reserves.

Net  Income per Share

Net income per share is calculated on the weighted average of outstanding shares of the Company during the year.

Memorandum Accounts

These accounts represent facts or circumstances from which rights or obligations could derive and affect the Company. However, these memorandum accounts are not included in the company’s balance sheet.

Reclassifications

Certain figures in the financial statements of 2007 and 2006 were reclassified for comparative purposes with those of 2008, as a result of the establishment of new account parameters resulting from the operational reorganization of certain areas, such as those related to administrative resources, operating expenses, the costs of sales and the RCP modifications to Colombian Government Entity GAAP.

2.	Assets and liabilities denominated in foreign currency

Transactions and balances in foreign currency are translated into Colombian pesos at the exchange rate certified by the Finance Superintendency of Colombia.

At December 31, 2008 and 2007, the consolidated financial statements of Ecopetrol included the following assets and liabilities denominated in foreign currency (which are translated into Colombian pesos at the closing exchange rates, $2,243.59 and $2,014.76 per US$1 for 2008 and 2007, respectively).

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008		2007
	(Thousands of US$ dollars)	(Equivalent millions of Col pesos)	(Thousands of US$ dollars)	(Equivalent millions of Col pesos)
Assets:
Cash and cash equivalents	1,504,857	$3,376,282	565,783	$1,139,916
Investments	4,243,339	9,520,313	3,445,552	6,941,960
Accounts and notes receivable	1,930,970	4,332,306	276,878	557,842
Advances and deposits	171,040	383,744	257,869	519,544
	7,850,206	$17,612,645	4,546,082	$9,159,262
Liabilities:
Financial obligations	103,171	$231,473	-	$-
Accounts payables and related parties	347,603	779,876	143,114	288,340
Taxes payable	354	794	-	-
Estimated liabilities and provisions	926,695	2,079,124	758,589	1,528,374
Other liabilities	557,331	1,250,422	626,927	1,263,107
	1,935,154	$4,341,689	1,528,630	$3,079,821

3.	Cash and cash equivalents

	2008	2007
Banks and saving entities	$1,395,199	$1,160,069
Special and revolving funds (1)	703,577	110,728
Sight investments (2)	14,619	2,466,180
Cash	408	399
In-transit funds	-	12,523
	$2,113,803	$3,749,899

(1)
Includes investments in overnight operations of $4,597; trust commissions of $11,869; and savings in Fondo Corredores Asociados, Fondo Correval and Fondo Citi Institutional Cash Reserves totaling $687,111, which are destined to be used as working capital in order to cover short-term obligations.  The increase in special and revolving funds results from the favorable rates offered by these types of investments as opposed to other investments.

(2)	At December 31, 2007 these investments had maturities of 90 days or less.

Restrictions on banks and corporations

In December 2008 there was an embargo for $73 from the 9° Civil Court of Neiva, in order to back a presumed obligation derived from the breach of payment of a public deed lien.  At present, the Company is preparing a response to the claim arguing that the project originally planned in the property will not be carried out.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

4.	Investments

	2008	2007
Current:
Fixed yield:
Investment Funds administered by third parties (1)	$2,077,218	$447,249
Bonds and securities of private or foreign entities (2)	1,099,487	1,168,723
Resources delivered for administration (3)	326,941	3,686,431
Bonds issued by the Colombian Government	224,053	115,714
Specific destination fund	10,212	331,900
Treasury Securities – TES	6,970	8,780
Time deposits	5,038	195,699
Other investments	-	6
Total Current	$3,749,919	$5,954,502
Long term
Variable yield – shares (4)	$2,404,695	$1,125,945
Fixed yield:
Bonds and securities of foreign entities (2)	5,094,596	2,264,230
Bonds issued by the Colombian Government	754,054	521,997
Fund for legal contingencies	378,461	2,287
Treasury Securities- TES	56,529	60,878
Self insurance fund	-	25
	8,688,335	3,975,362
Less allowance for protection of investments	(15)	(130,543)
Total long term	$8,688,320	$3,844,819

(1)	On March 31, 2008, US$400 million were delivered to firms specialized in the administration of financial resources.

In December 2008 Ecopetrol received funds from some of its subsidiaries to be given for delegated Management. Ecopetrol, in turn, entrusted the management of these resources to a portfolio manager.

(2)	Corresponds to bonds and securities in foreign entities, such as term deposits.

The classification of investments depends on the nature of such investments, their purpose and maturities. Short-term investments have maturities of less than one year.

(3)	The variation with regard to the previous year is a result of the dividend payments to the Ministry of Finance and Public Credit in the months of April, July, October, and December.

(4)	A summary of long-term investments of variable yield, valued under the cost method, is set forth below:

	Number of shares and/or quotas	Participation percentage	Valuation date	Historical Cost	Intrinsic Market Value	Revaluations (Provisions)
Strategic
Sociedad Portuaria de Oleofinas	249,992	49.99	Dec-08	$250	$339	$89
Zona Franca de Cartagena S.A.	244	8.18	Dec-08	239	509	270
Sociedad Portuaria del Dique	10	0.50	Dec-08	-	-	-
Los Arces Group Corp. (a)	10,000	100	Dec-08	6,000	6,000	-
Amandine Holdings Corp (a)	500	100	Dec-08	6,657	6,657	-
Total Strategic				13,146	13,505	359

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	Number of
	shares and/or	Participation		Historical	Intrinsic	Revaluations
	quotas	percentage	Valuation date	Cost	Market Value	(Provisions)
Non-Strategic (b)
Empresa de Energía de Bogotá	6,310,980	7.35	Nov-08	169,421	437,550	268,129
Interconexión Eléctrica S.A. E.S.P.	58,925,480	5.48	Dec-08	69,549	418,371	348,822
Propaise S.A.	18,744,883	0.99	Dec-08	30	15	(15)
Total Non-strategic				239,000	855,936	616,936
Total				$252,146	$869,441	$617,295

(a)	At December 31, 2008, these companies were in liquidation proceedings and therefore were not incorporated in the Company’s consolidated financial statements.

(b)
Sale of Shares of Colombia Telecomunicaciones S.A., E.S.P.: On December 29, 2008, the Regional Channel TV Andina purchased 100 shares that Ecopetrol owned in Colombia Telecommunications S.A., E.S.P - Telecom; the sale price per share was the net book value as of November 30, 2008 ($2,069).

In accordance with the RCP, in 2008, Ecopetrol’s investments in associated companies in which it has significant influence were valued under the equity method.  Significant influence is defined as the power that the entity has, regardless if the percentage of ownership is less than or equal to 50%, to participate in the setting and overseeing of financing and operational policies of another entity for the purpose of obtaining profits from that entity.  The effect of the application of the equity method was an increase in income of $56,118 (net of the corresponding income tax) which includes the accumulated retained earnings of the associated companies.  Until 2007, Ecopetrol’s investments in these associated companies were valued under the cost method.

A summary of variable yield long-term investments, valued under the equity method, is set forth below:

STRATEGIC	Number of shares and/or quotas	Participation percentage	Valuation date	Historical Cost	Adjusted cost	Equity method effect
Significant Influence
Sociedad Refinería de Cartagena S.A.	979,999	49.00	Dec-08	$239,271	$1,294,819	$1,055,548
Oleoducto Central S.A.	1,820,824	35.29	Dec-08	396,021	636,010	239,989
Ecodiesel Colombia S. A. (a)	7,750,000,000	50.00	Nov-08	7,750	7,790	40
Invercolsa S.A. (b)	889,410,047	31.76	Nov-08	60,282	159,453	99,171
Oleoducto de Colombia S.A.	15,925	43.85	Dec-08	181,569	48,221	(133,348)
Serviport S.A.	53,714,116	49.00	Nov-08	2,081	6,256	4,175
Total				$886,974	$2,152,549	$1,265,575

(a)
Ecodiesel Colombia S.A. was incorporated on April 19, 2007 to construct and operate a plant in Barrancabermeja that will produce 100,000 tons of bio-diesel fuel per year, equivalent to 2,000 barrels per day.  Ecopetrol’s initial contribution   was $2,000.

(b)	Restrictions over variable yield long-term investments

In accordance with the judgment of February 8, 2007, issued by the 28th Bogota Civil Court, Mr. Fernando Londoño was required to return the shares of Inversiones de Gases de Colombia S.A. (Invercolsa), as well as the amount paid in 1997.  This judgment was appealed and the second instance decision is pending.  On June 8, 2007, the 28th Court ordered the seizure of the 145 million Invercolsa shares held by Mr.  Fernando Londoño and deposited them into an escrow account.  In addition, the collection of any dividends or distribution in connection therewith was assigned to a custodian.

In reviewing a constitutional action filed by two citizens, the Council of State ruled in favor of Ecopetrol granting it the control of the shares under litigation, a decision that was confirmed by a tutela action and which, in turn, was reviewed by the Constitutional Court in August 2007.  The Company will only recognize dividends income once the final sentence in its favor is delivered and the recoverability of the resulting amounts can be assured.

A summary of the balances as of December 31, 2008 of Ecopetrol’s consolidated subsidiaries is set forth below:

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Company	Assets	Liabilities	Equity	Results of the period
Black Gold Re Ltd	$245,470	$13,277	$232,193	$18,515
Ecopetrol Oleo é Gas do Brasil Ltda.	17,727	20	17,707	(1,907)
Ecopetrol America Inc.	1,294,425	30,068	1,264,357	(243,317)
Ecopetrol del Perú S.A.	25,588	6,103	19,485	(43,333)
Andean Chemicals Limited	392,795	15,816	376,979	8,255
Polipropileno del Caribe S.A.	970,285	410,340	559,945	53,346
ODL Finance S.A.	680,004	3,376	676,628	186

A summary of the balances as of December 31, 2007 of Ecopetrol’s consolidated subsidiaries is set forth below:

	Assets	Liabilities	Equity	Results of the period
Black Gold Re Ltd.	$199,499	$10,172	$189,327	$8,646
Ecopetrol del Perú S.A.	53,234	5,846	47,388	-
Ecopetrol America Inc.	40,295	-	40,295	-
Ecopetrol Oleo é Gas do Brasil Ltda	4,875	22	4,853	-

The net results for years 2008 and 2007 for companies in which Ecopetrol has investments is set forth below:

Company	Economic Activity	Net result 2008	Net result 2007
Interconexión Eléctrica S.A. E.S.P. (1)	Operation, maintenance and selling of electrical power.	$179,495	$226,021

Empresa de Energía de Bogotá S.A. E.S.P (2)	Electrical energy power	$230,756	$625,602

Refinería de Cartagena S.A.(2)	Construction and operation of refineries, refining of hydrocarbons, production, selling and distribution of crude oil, natural gas and by-products.	$9,478	$(20,790)

Oleoducto Central S.A. - Ocensa	Construction and operation of a pipeline system, which Terminal is the Coveñas embarkation port, Municipality of Tolú, Colombia	$47,821	$25,555

Invercolsa S.A. (1)	Investments in energy sector companies including activities inherent to the industry and commerce of hydrocarbons and mining.	$111,773	$58,081

Oleoducto de Colombia S.A. (2)	Construction and operation of a pipeline system, which terminal is the Coveñas embarkation port, Municipality of Tolú, Colombia	$(23,862)	$(10,714)

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Company	Economic Activity	Net result 2008	Net result 2007
Serviport S.A (2)	Rendering to the public in general of the necessary services for the loading and unloading support of crude oil ships, supply of equipment for the same purpose, load inspections and measurements	$(500)	$(207)

Ecodiesel Colombia S.A. (2)	Construction and operation of plants for the production of bio-fuels and oleo - chemicals and their mixes with hydrocarbon derivative fuels, in addition to the production and distribution of them.	$76	$2

(1)	Information as of November 30, 2008
(2)	Preliminary information as of December 31, 2008.

Investments with maturities of less than one year and those which will be utilized within the next business cycle are classified as current assets.

A summary of the Company’s main long-term fixed yield investments at December 31, 2008 to be redeemed during the next five years is set forth below:

Maturity	1 –3 Years	3 - 5 Years	> 5 Years	Total
Private Bonds	$4,145,510	$757,805	$191,281	$5,094,596
Bonds and other government securities	144,180	442,297	167,577	754,054
Treasury securities TES	31,317	13,863	11,349	56,529
Specific destination fund	131,250	159,726	87,485	378,461
	$4,452,257	$1,373,691	$457,692	$6,283,640

A summary of the Company’s main long-term fixed yield investments at December 31, 2007 to be redeemed during the next five years is set forth below:

Maturity	1 –3 Years	3 - 5 Years	> 5 Years	Total
Private Bonds	$1,731,704	$457,753	$74,773	$2,264,230
Bonds and other government securities	224,837	50,016	247,144	521,997
Treasury securities TES	17,721	32,583	10,574	60,878
Specific destination fund	2,287	-	-	2,287
	$1,976,549	$540,352	$332,491	$2,849,392

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

5.	Accounts and notes receivable

	2008	2007
Current portion
Customers:
Local (1)	$555,405	$482,453
Foreign (1)	530,495	442,657
Subsidies to be received from the Ministry of Mines and Energy (2)	3,970,115	633,806
Other debtors	350,227	145,081
Related parties (See Note 15)	237,236	340,485
Reimbursements and investment yields (3)	111,977	111,935
Associations contracts – Joint operations	52,821	79,559
Doubtful accounts	33,008	28,665
Accounts receivable from employees	29,951	7,541
Notes receivable	22,680	19,642
Industrial service customers	17,046	6,745
	5,910,961	2,298,569
Less allowance for doubtful accounts	(33,679)	(28,665)
Total current portion	$5,877,282	$2,269,904

Long-term portion
Loans to employees (4)	$149,051	$137,629
Credit portfolio (5)	41,010	60,040
Others	3,992	4,896
Local clients	859	-
Total long-term portion	$194,912	$202,565

(1)
The classification of accounts and notes receivable between current and long-term is based upon Management’s estimation of the recoverability of accounts receivable.  When Management estimates that an account receivable will be recovered within the twelve months following the balance sheet date, it is classified as current; otherwise, it is classified as long-term.  Also, certain accounts receivable are always classified as long-term as a result of their nature, such as account receivables whose legal or contractual provisions require such long-term classification.

The aging determination and classification of the accounts receivable related to customers at December 31, 2008, pursuant to maturity, is set forth below:

	Maturity in Days
	0 – 180	181 – 360	More than 361*
Current accounts receivable	$1,036,244	$2,131	$-
Past due accounts receivable	47,525	-	1,507
Long term accounts receivable	-	-	859
	1,083,769	2,131	2,366
Local customers	555,405	-	-
Foreign customers	530,495	-	-
	$1,085,900	$-	$-

(*)	Customer receivables which are included in the allowance for doubtful accounts.

(2)
Corresponds to the accounts receivable from the Ministry of Mines and Energy regarding the recognition of the regular motor gasoline and diesel subsidies and the interest corresponding to the first eleven months of the year.  The balance is as follows: Subsidies for 2008 $3,070,479, opportunity cost $93,218 (4.48% annual yield), exchange difference $706,651 and $99,767 receivable corresponding to the subsidies of 2007, which will be settled with the Nation dividens.

(3)
Made up of:  $1,988 dividends receivable from Interconexión Eléctrica S.A.E.S.P., $107,796 investment reimbursement and profit from investment and $2,193 surcharge for tariff adjustments for the first semester of 2008 from Ecogas.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(4)
By means of Leg contracts 058-80 of 1980 and 4008928 of 2006, the administration, management and control of loans granted to employees by the Company were given to Cavipetrol.  In its capacity as administrator, Cavipetrol acts as custodian in its database and financial system of the detail by employee of said loans and their respective conditions.

The future collections of accounts receivable at December 31, 2008 from Cavipetrol accounts are as follows:

Year	Amount
2009	$25,488
2010	27,782
2011	30,282
2012	33,008
2013 and following	31,573
$148,133

Additionally, there are accounts receivable for $918 from employees of the Companies’ subsidiaries Propilco S.A. and Comai Ltda.

(5)	A summary of the long-term recovery portfolio for each of the following five years is provided below:

	Long-term Recovery Portfolio
	Year 1	Year 2	Year 3	Year 4	Year 5	More than 5 years
Applicable interest rate	Dec-09 to Nov-10	Dec-10 to Nov-11	Dec-11 to Nov-12	Dec-12 to Nov-13	Dec-13 to Nov-14
DTF previous month	$81	$45	$12	$-	$-	$-
CPI + 6	16	19	19	16	-	-
CPI + 6	51	61	61	61	44	-
CPI	37	19	19	19	19	79
ECP opportunity rate -Bank Average	303	-	-	-	-	-
DTF + 6 points	9	-	-	-	-	-
Greater between 6% EA and CPI for the semester starting July 2009	6,500	13,000	13,000	6,500	-	-
Total annual recovery	$6,997	$13,144	$13,111	$6,596	$63	$79
Total						$39,990

DTF:	Average of interest rates for fixed term deposits, promulgated by the Superintendency of Finance.
CPI:	Consumer Price Index, as indicated by the Colombian Government
ECP:	Ecopetrol
EA:	Effective Annual Rate

Additionally, the long-term credit portfolio includes $1,020 corresponding to benefits granted to the employees of the Asociación Guajira and the Asociación Las Monas through housing loans.

Below is the activity of the allowance for accounts receivable for each of the following three years:

	2008	2007	2006
Initial balance	$28,665	$23,847	$28,760
Additions (new provisions)	3,100	15,591	937
Adjustment of existing provisions	2,319	3,064	1,990
Recoveries	(405)	(13,837)	(7,840)
Ending balance	$33,679	$28,665	$23,847

No other significant restrictions exist for the recovery of accounts and notes receivable.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

6.	Inventories

	2008	2007
Finished Products:
Fuels	$465,388	$313,798
Petrochemicals	108,352	70,217
Crude oil	602,210	516,670
Natural gas	41	5,487
Purchased Products:
Crude oil	35,568	14,780
Fuel	132,295	152,898
Petrochemicals	31,934	2,543
Natural gas	-	110
Raw Materials:
Crude oil	96,970	127,262
Petrochemicals	29,596	-
Natural gas	-	2,244
In-process Products:
Fuel	203,328	146,870
Petrochemicals	3,826	15,507
In transit inventories	11,279	-
Materials for the production of assets	9,907	10,483
Packing material	2,144	-
In transit materials	5,922	894
Total	1,738,760	1,379,763
Less allowance for inventories	(127,464)	(80,971)
Total	$1,611,296	$1,298,792

Below are the adjustments made to the allowance for the inventories for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Initial balance	$80,971	$752	$243
Adjustments to allowance, net	46,493	80,219	509
Ending balance	$127,464	$80,971	$752

7.	Advances and Deposits

	2008	2007
Official Entities (1)	$1,465,401	$1,184,023
Partners in Joint operations (2)	578,368	577,792
Advances to suppliers	82,623	664
Advances for asset acquisition	67,308	-
Advances to contractors	19,805	23,274
Agreements (3)	16,880	17,163
Customs agents	14,484	15,049
Related parties (see Note 15)	2,528	161,422
Advances to workers	725	227
Total	$2,248,122	$1,979,614

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(1)
Includes transactions with the National Tax and Customs Administration - DIAN for advance income tax for 2008 for the amount of $966,730 million, self withholdings, and others for the amount of $498,671 million.

(2)	Joint operations:

	2008	2007
Contracts in which Ecopetrol is not the operator:
BP Exploration Company Colombia	$112,230	$278,827
Meta Petroleum Ltd.	80,092	31,051
Other operations	64,961	9,203
Mansarovar Energy Colombia Ltd.	48,579	54,370
Occidental Andina LLC	36,996	4,209
Petrobras Colombia Limited	31,438	31,267
Anadarko Petroleum Corporation	25,410	-
Occidental de Colombia Inc.	16,997	21,301
BHP Billiton Petroleum Colombia	9,129	10,330
Hocol S.A.	7,370	9,430
Petrobras Internacional Braspetro B.V.	3,716	5,420
CEPSA Colombia S.A. (before Nexem Petroleum Ltd.)	2,228	8,781
Perenco Colombia Limited	1,770	7,320
Kappa Resources Colombia Ltd.	1,199	5,788
Chevron Texaco Petroleum Company	-	486
Contracts in which Ecopetrol is the Operator:
Oleoducto Caño Limón	120,797	95,799
La Cira	8,303	-
Other Operations	3,094	1,508
Tibú	3,087	-
CRC 2004 – 01	730	-
JOA Caño Sur	200	-
JOA Platanillo	22	2,614
Shared Risk Contracts:
Catleya	20	88
Total	$578,368	$577,792

(3)	Represents the amounts delivered to personnel as advances under the personnel education plan.

8.	Prepaid expenses

	2008	2007
Insurance (*)	$14,247	$10,396
Others	9,968	2,202
Total	$24,215	$12,598

(*)
The contracted insurance is effective until April 2009 and is made up of:  i) operating for the amount of $28,956 and an amortization to December 31, 2008 of $21,411, and ii) administrative for the amount of $4,334 and an amortization to the same date of $2,625.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

9.	Property, Plant and Equipment, net

	2008	2007
Plants and equipment	$11,291,735	$10,116,645
Pipelines, networks and lines	4,081,579	3,700,446
Construction in progress	3,435,379	1,526,127
Buildings	1,194,298	1,007,769
Equipment on deposit and in transit	949,724	638,784
Computer equipment	281,037	268,598
Transportation equipment and other fixed assets	286,864	298,359
Land	76,660	64,789
Total	21,597,276	17,621,517
Accumulated depreciation	(12,426,330)	(11,364,448)
Allowance for property, plant and equipment (*)	(1,093,458)	(105,118)
Total property, plant and equipment	$8,077,488	$6,151,951

(*)	Pursuant to the RCP, the balance of 2007 was net of certain revaluations. Starting in 2009, the provision for revaluation will be charged to results.

Below is the activity of the allowance for property, plant and equipment:

	2008	2007	2006

Initial balance	$105,118	$97,227	102,064
Additions (new provisions)	1,013,117	9,037	-
Provision from business combination	770	-	-
Adjustment of existing provisions	(6,733)	(1,146)	-
Recoveries	(18,813)	-	(4,837)
Ending balance	$1,093,458	$105,118	$97,227

Depreciation expense for the year 2008, 2007 and 2006 charged to results amounted to $663,646, $750,074 and $773,338, respectively.

Construction in progress includes developing projects and are transferred to the corresponding items, once the productive stage has begun and are considered ready for use.  The most representative amounts correspond to infrastructure projects for the Barrancabermeja fuel hydrotreatment plant, Campo Castilla development project in Meta, heavy crude oil transportation pipeline Apiay – Porvenir, construction of the nafta pipeline between Sutamarchan and Apiay and well drilling for the development of reserves in La Cira.

The residual value is only considered in the valuation process for property, plant and equipment and only in the eventuality in which the assets are totally depreciated or are no longer in operating conditions.  A 5% general average of the cost is applied, according to oil industry practice.  This criterion is not applicable to assets classified as pipelines and buildings, since it is considered that the recoverable costs are equivalent to the costs of removal and transportation for their retirement.  The assets are depreciated at 100% of their historical cost adjusted by inflation.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

A summary of property, plant and equipment at December 31, 2008 is set forth below:

Type of asset	Adjusted cost	Accumulated depreciation	Revaluations	Allowances	Fair Value
Plants and equipment	$11,291,735	$8,795,252	$3,613,491	$(636,241)	$10,978,466
Pipelines, networks and lines	4,081,579	2,644,522	308,518	(158,006)	714,405
Construction in progress	3,435,379	-	-	-	12,224
Buildings	1,194,298	532,271	529,766	(270,227)	1,008,253
Equipment on deposit and in transit	949,724	-	-	-	-
Computer equipment	281,037	229,026	25,617	(20,789)	25,581
Transportation equipment and other fixed assets	286,864	225,259	73,950	(8,195)	74,915
Land	76,660	-	11,668	-	26,635
Total	$21,597,276	$12,426,330	$4,563,010	$(1,093,458)	$12,840,479

A summary of property, plant and equipment at December 31, 2007 is set forth below:

Type of asset	Adjusted cost	Accumulated depreciation	Revaluations	Allowances	Fair Value
Plants and equipment	$10,116,645	$7,903,317	$3,027,351	$44,120	$10,324,281
Pipelines, networks and lines	3,700,446	2,511,837	192,738	60,990	242,013
Construction in progress	1,526,127	-	-	-	-
Buildings	1,007,769	480,961	263,157	-	736,633
Equipment on deposit and in transit	638,784	-	-	-	-
Computer equipment	268,598	220,256	4,360	-	14,660
Transportation equipment and other fixed assets	298,359	248,077	67,592	8	97,848
Land	64,789	-	11,668	-	11,668
Total	$17,621,517	$11,364,448	$3,566,866	$105,118	$11,427,103

A summary of non-operating assets is set forth below:

	December 31, 2008		December 31, 2007
Asset Class	No. of Units	Net book value	No. of Units	Net book value
Plant and equipment	41	$-	144	$8
Other fixed assets	-	-	89	-
Computers	-	-	9	-
Other equipment	-	-	12	-

In accordance with the Company’s policy, assets not required for the Company´s operations are removed from the books and recorded in accordance with the means of disposition defined, i.e., sale, assignment without cost, payment in kind or scrapping.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

10.	Natural and Environmental Resources, net

	2008	2007
Amortizable crude oil investments	$13,727,384	$10,289,578
Less: Accumulated amortization (1)	(7,007,255)	(6,082,884)
	6,720,129	4,206,694
Plugging and abandonment, dismantling of facilities and environmental recovery costs	1,965,902	1,528,132
Less: Accumulated amortization	(1,091,504)	(951,690)
	874,398	576,442
Reservoirs and appraisals (2)	701,590	701,590
Less: Accumulated depletion	(580,132)	(556,014)
	121,458	145,576
Exploration in progress	338,064	200,205
Total	$8,054,049	$5,128,917

(1)
During 2008 the SEC method price  (US$44 per barrel) was adopted for the calculation of this amortization, rather than the portfolio price of oil (US$49 per barrel).  The effect of this change was a net expense decrease of $69,000, net of the corresponding income tax.  Prior to 2008, the portfolio price of oil was applied (US$96 per barrel for 2007).

(2)	These reserves were received from the reversions of concession contracts for $ 520,218 currently administered by Gerencias Sur and $181,372 by Magdalena Medio.

11.	Pension Plan Assets

Decree 2153 of 1999 required the Company to fund up to 70% of its pension liability existing as of December 31, 1998.  In connection therewith, the Company created the guarantee trust funds with the entities described below and makes annual contributions thereto.

Pursuant to Decree 941 of 2002, once the actuarial calculation for pension obligations was approved by the Ministry of Finance in October 2008 and once the mechanism for transfer (“commutation”) of the corresponding liability was approved by the Ministry of Social Security on December 29, 2008, the Company transferred to pension trust funds an amount equal to the actuarial calculation for pensions as estimated on December 31, 2008, with a remaining balance of $80,263.

During 2008, the trust funds earned a 12.59% annual yield compared to funds of a similar nature which are required to earn a minimum of 12.05%.  In 2008, the guarantee trust funds generated net earnings of $1,171,960 as compared to $432,745 in 2007.

At December 31, the Company had set up the following trusts:

	2008	2007
Consorcio Fidubogotá – Fiducolpatria	$17,399	$2,077,168
Consorcio Fidupopular – Fiduoccidente	14,980	1,767,901
Consorcio Fiduagraria - Fiducoldex - Helm Trust	9,610	1,135,703
Consorcio BBVA - Corficolombiana – Fidubogotá	9,677	1,140,656
Consorcio Fiducafé - Fiduprevisora - Fidupetrol1	16,805	1,982,653
Consorcio Fiducolombia - Santander Investment	11,792	1,391,593
Total	80,263	9,495,674
Less: short term redeemable portion	80,263	508,813
Long- Term portion	$-	$8,986,861

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The trend of the coverage of trust funds with reference to the pension liability is as follows:

	2008		2007
	Transferred amount	Non- transferred amount
Pension Liability (*)	$10,092,528	$2,157,286	$10,819,077
Trust funds	$10,172,791	$80,263	$9,495,674
Coverage	100.8%	4%	88%

(*)
The Company’s pension liability includes health care and education reserves and the actuarial calculation of its joint operations personnel, using the participation percentage initially agreed to in each respective contract.  These amounts were not part of the transfer of pension liabilities.

The table below sets forth the adjustments made in the Company’s pension trust funds for the years ended December 31, 2008 and 2007:

	2008	2007
Initial balance	$9,495,674	$8,960,897
Capital contributions	-	102,032
Yields	1,171,960	432,745
Payments	(494,843)	-
Transfer of pension liability	(10,092,528)	-
Ending balance	$80,263	$9,495,674

12.	Deferred Charges

	2008	2007
Deferred income tax	$1,285,648	$1,779,874
Other deferred charges (net)	235,720	111,556
Charges of deferred monetary correction, net	66,279	79,242
Deferred reinsurance expenses	8,036	5,390
	$1,595,683	$1,976,062
13.	Other Assets

	2008	2007
Goodwill (1)	$668,614	$-
Retirement pension fund of personnel related with joint operations (2)	271,121	211,238
National Royalties Fund (3)	82,147	6,206
Trust Fund (4)	77,255	72,845
Intangibles: Trademarks, licenses, patents, software	45,968	53,775
Fund for the abandonment of facilities (5)	31,283	21,651
Deposits in administration	20,879	29,092
Other assets	9,832	4,594
	$1,207,099	$399,401

(1)
Goodwill arose from the acquisition of the companies Andean Chemicals Limited and Polipropileno del Caribe S.A.  (See Note 4).  The estimated amortization term is 17 years and 8 months, which was determined based on the net present value of the investment minus the estimated future cash flows.  The straight line amortization methodology was applied to this goodwill, which will be reviewed and updated annually based on actual results and future projections.  In August 2008, an adjustment was recognized as a result of (i) the review of working capital changes as agreed in the initial contract and (2) the debt the Company accumulated for the period from the execution of the contract and the transaction closing.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(2)
Corresponds to the pension fund in which Ecopetrol participates according to the percentage initially agreed to in each respective joint operations contract.  This pension fund was created to protect the pension liabilities arising under the contracts Casanare, Cravo Norte, Guajira and Las Monas.  In addition,  Caño Limón Coveñas crude oil pipeline is funded at 100%.

(3)
Corresponds to the FAEP deposits into the National Royalties Fund in favor of Ecopetrol.  Its sole purpose is the payment of debts and financing the development of projects and programs in hydrocarbon producing and non-producing municipalities and departments.  Ecopetrol disburses amounts after the Ministry of Finance issues the corresponding approvals.

(4)
Includes i) Contribution of $61,911 into the National Hydrocarbons Fund which was created to support future hydrocarbon investment, exploration and production contracts in minor fields (projects which are managed by the Hydrocarbons Private Equity Fund of Colombia), ii) Contribution of $5,905 into the Procuraduria Fund created for general benefit projects in municipalities near the Cicuco field under the Company’s direct operation:  Cicuco, Mompox and Talaigua Nueva (the objective of the fund is to disburse the amounts according to each project’s development, which will be carried out by the municipalities through agreements with Incoder and the Ministry of the Environment) and iii) Contribution of $9,439 into the Colpet, Condor and Sagoc Fund for the possible contingencies in the liquidation of these former subsidiaries.

(5)
The movement of funds administered by fiduciary entities and financial entities for activities related to the abandonment of wells in the joint operations of Casanare, Cravo Norte, Guajira and Cravo Norte Pipeline is shown below:

Fund	Balance 2007	Contributions 2008	Interest 2008	Balance 2008	Financial Entity/ Fiduciary entity
Casanare	$4,412	$-	$482	$4,894	Skandia
Cravo Norte	9,407	1,824	1,260	12,491	Fiducolombia
Guajira	-	3,285	1,698	4,983	JP Morgan Chase
Cravo Norte - Oleoducto	7,832	-	1,083	8,915	Fiducolombia
Total	$21,651	$5,109	$4,523	$31,283

14.	Financial Obligations

	2008	2007
Short term
Foreign currency debt	$231,015	$-
Local currency debt	11	3,569
Issued Bonds (*)	50,000	-
Total short term	281,026	3,569

Long term
Foreign currency debt	561	-
Local currency debt	4,912	-
Total long term	5,473	-
Total	$286,499	$3,569

The details of Ecopetrol’s financial obligations are as follows:

Entity	Currency	Interest Rate	Thousands of US$ Dollars	Equivalent Millions of Col pesos
Short term
Bancolombia	Dollars	Libor + 0.5 or + 0.6 m.v.	14,852	$33,322
Banco Davivienda	Dollars	Libor + 0.5 or + 0.6 m.v.	9,385	21,057
Banco de Bogotá	Dollars	Libor + 0.5 or + 0.6 m.v.	24,751	55,532
Banco de Crédito Helm Financial Services	Dollars	Libor + 0.5 or + 0.6 m.v.	8,728	19,581
Banco de Occidente	Dollars	Libor + 0.5 or + 0.6 m.v.	12,863	28,858
BBVA- Banco Bilbao Vizcaya Argenta	Dollars	Libor + 0.5 or + 0.6 m.v.	24,051	53,959

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Entity	Currency	Interest Rate	Thousands of US$ Dollars	Equivalent Millions of Col pesos
Santander Overseas Bank Inc.	Dollars	Libor + 0.5 or + 0.6 m.v.	7,291	16,359
Issued Bonds (*)	Pesos	Return CPI + 8.10%	-	50,000
Other lesser in foreign currency	Dollars		1,000	2,244
Other lesser in local currency	Pesos		-	114
Total short term			102,921	281,026
Long term
Bancolombia	Pesos	DTF +8.3 E.A.	-	4,800
Banco de Bogotá	Dollars	Libor + 0.5 or + 0.6 m.v.	250	561
Other lesser in local currency	Pesos		-	112
Total long term			250	5,473
			103,171	$286,499

(*)
Corresponds to bonds issued by Polipropileno del Caribe S.A. during 2002 through a registered public offering in the BVC.  The issuance included 5,000 ordinary bonds with a par value of $10,000,000 each, a yield of CPI + 8.10%, and ratings of AAA grade by BRC Investor Services S.A.  The bonds will be redeemed in December 2009.

15.	Accounts payable and transactions with related parties

Accounts Payable
	2008	2007
Advances from Partners	$532,833	$660,538
Deposits received from third parties	397,731	249,665
Suppliers	386,237	66,135
Related parties	19,002	14,591
Purchase of hydrocarbons from the Agencia Nacional de Hidrocarburos - ANH (1)	210,056	418,273
Reimbursement of exploratory costs	120,627	128,998
Other payables	38,996	26,170
Dividends payable (2)	2,158	-
Insurance and reinsurance payable	1,007	199
Total	$1,708,647	$1,564,569

(1)	The account payable to the Agencia Nacional de Hidrocarburos - ANH, was reclassified for 2008. In 2007, it had been included as taxes, contributions and rates. (See Note 16)

(2)
Corresponds to the dividends payable to shareholders who bought the Company’s shares on an installment payment plan and are in arrears thereunder and whose economic and political rights have been suspended pursuant with article 397 of the Commerce Code and will be restored once the installment payments are brought up to date.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Balances and Transactions with related parties

A summary of the most representative balances with related parties where Ecopetrol holds direct investments or interests, and are included in debtors, suppliers and accounts payable for years ended December 31, 2008 and 2007  is set forth below:

	Accounts receivable	Advances receivable	Accounts payable
Ocensa S.A.	$10,592	$1,582	$-
Oleoducto de Colombia S.A.	280	946	4,904
Refinería de Cartagena S.A.	212,759	-	13,774
	Accounts receivable	Advances receivable	Accounts payable
Ecodiesel Colombia S.A.	31	-	-
Serviport S.A.	-	-	89
Cavipetrol	13,574	-	235
Balance at December 31, 2008	$237,236	$2,528	$19,002
Balance at December 31, 2007	$340,485	$161,422	$14,591

Principal transactions with related parties at December 31, 2008 and 2007 are as follows:

	Sales and services	Leases	Other
Revenue:
Refinería de Cartagena S.A.	$4,766,381	$-	$53,756
Ocensa S.A.	9,400	13,849	198
Ecodiesel Colombia S.A.	-	221	-
Oleoducto de Colombia S.A.	2,548	-	-
Cavipetrol	-	2	9,517
Total at December 2008	$4,778,329	$14,072	$63,471
Total at December 2007	$3,011,958	$13,209	$12,978

	Transportation cost	Purchase of raw materials	Other
Expense:
Ocensa S.A.	$539,699	$-	$27,376
Oleoducto de Colombia S.A.	17,421	-	312
Cavipetrol	-	-	7,184
Serviport S.A.	-	-	30
Refinería de Cartagena S.A.	-	121,079	1,535
Total at December 2008	$557,120	$121,079	$36,437
Total at December 2007	$534,949	$-	$31,093

There are no special price conditions or non-arms’ length transactions with these related companies.  However, for Ocensa S.A. and Oleoducto de Colombia S.A., there is a maximum tariff determined by the Ministry of Mines and Energy that can be collected by both companies for the use of their pipeline systems.  Their operation is based on the recovery of total operating and administrative expenses and in the determination of the transportation unit cost.  The cost per barrel is transferred to each shareholder that uses the system based on the barrels transported.During 2008 no shareholder, director, legal representative, officer or company carried out any material operation with Ecopetrol.  In addition, no shareholder, director, legal representative, officer or company is the beneficial owner of 10% or more of the outstanding shares of the Company.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

16.	Taxes Payable

	2008	2007
Income tax and other taxes	$3,618,553	$2,006,484
Income and VAT withholdings	129,737	127,121
Special tax and surcharge on gasoline (*)	92,935	100,866
Industry and commerce and other minor taxes	20,917	16,048
Sales tax payable	44,326	120,664
Equity Tax	-	103,556
Total	$3,906,468	$2,474,739

(*)
This tax is levied on sales and/or consumption of regular and premium gasoline and Diesel.  The funds collected for this tax are paid to the National Treasury Office of the Ministry of Finance.  The special tax is paid on the basis of the percentage participation of each beneficiary in the national monthly consumption of regular and premium gasoline.

Income tax returns may be reviewed by the tax authorities within two years of their filing date.  To date, filings for the years 2006 and 2007 are open for review.

Currently, differences exist with the National Tax and Customs Administration (DIAN) regarding the calculation and payment method of the first installment of the 2003 and 2004 income tax returns because in the opinion of the DIAN the surtax of such years should have been included in the base.  The result of this process will not affect the Company’s cash flow since the amounts under discussion have been directly compensated by the DIAN by positively adjusting the Company’s balances, which adjustments the Company had previously requested in unrelated cases.

Additionally, for the 1996 income tax return, the Council of State is evaluating the applicability of exempt income of asphalts and the disallowance by the DIAN of losses on the sales of accounts receivable.  The Company’s claims were recognized in the first court decision as far as exempt income from asphalts, and the interpretation of the DIAN was backed in connection with losses on sales of accounts receivable, a decision that was appealed by Ecopetrol.  However, Management does not expect significant differences in the resolution of these actions.

The provision for income tax was determined on net taxable income, as follows:

	2008	2007	2006
Current income tax	$3,611,020	$2,006,484	$1,494,794
Deferred tax:
Asset	494,757	(155,118)	70,371
Liability	276,205	34,146	(65,396)
	770,962	(120,972)	4,975
	$4,381,982	$1,885,512	$1,499,769

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The deferred tax liability arises mainly from (i) timing differences between the amounts listed in the accounting records and the amounts accepted for tax purposes and (ii) the differences in the valuation methods applied to crude oil-related investments and fixed yield investments.  Whereas the deferred tax asset arises mainly from the non-deductible accounting provisions and the inflation adjustments of assets.  The balance of deferred income tax is as follows:

	2008	2007
Deferred tax asset:
Initial balance	$1,779,874	$1,624,756
Net activity for the year	(494,757)	155,118
Balance from subsidiaries acquired in 2008	531	-
Ending balance	$1,285,648	$1,779,874

Deferred tax liability:
Initial balance	$644,857	$610,711
Net activity for the year	276,205	41,239
Balance from subsidiaries acquired in 2008	23,754	-
Previous periods’ movements	-	(7,093)
Ending balance	$944,816	$644,857

The reconciliation of net taxable income is set forth below:

	2008	2007	2006
Income before income taxes	$16,011,204	$7,065,304	$4,891,142
Monetary correction gain	25,300	23,711	(89,940)
Effect of tax inflation adjustment	(87,788)	(391,391)	23,598
Non deductible costs and expenses	813,248	432,278	227,812
Special deductions and deductible tax expenses	(2,837,230)	(1,176,608)	(589,051)
Other taxable income	1,085,307	55,972	-
Income not constituting income or capital gains	(907,847)	(22,772)	(30,324)
Non taxable income	(1,110,588)	(594,954)	(995,505)
Non deductible provisions	243,623	1,184,895	647,949
Non taxable trust funds yields	(890,538)	238,327	482,255
Net exempt income	(1,372,083)	(863,946)	(764,633)
Net effect of consolidation of taxable income	(30,123)	-	-
Net taxable income	10,942,485	5,950,816	3,803,303
Tax on taxable income	3,611,020	2,023,277	1,464,271
Tax discounts	-	(16,793)	(8,003)
Prior period taxes	-	-	38,526
Net current income tax	$3,611,020	$2,006,484	$1,494,794

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The effective tax rate for the twelve-month periods ending December 2008, 2007 and 2006 was 27.37%, 26.69% and 30.66%, respectively.

17.  Labor Obligations

As a result of a process that began in 2006, pursuant to Decree 941 of 2002, once the actuarial calculation for pension obligations was approved by the Ministry of Finance in October 2008 and once the mechanism for transfer (“commutation”) of the corresponding liability was approved by Ministry of Social Security on December 29, 2008, the Company, as of December 31, 2008, transferred (“commuted”) the amounts corresponding to its pension liabilities to autonomous pension trust funds (PAP).  The amount transferred as of December 31, 2008 was $10,092,528 million.  Therefore, the Company removed the assets represented in trust funds and their corresponding pension liabilities from the balance sheet and transferred them to memorandum accounts. Pursuant to current regulations, transferred funds, as well as their earnings, cannot change their destination nor be restored to the Company until all the pension obligations have been paid.  Moreover, Ecopetrol continues to be financially responsible for the transferred pension liability.

	2008	2007
Current
Retirement pensions and other benefits ECP (1)	$-	$508,813
Bonuses and allowances	40,773	30,120
Vacations (2)	37,593	24,712
Severance (3)	32,391	17,620
Salaries and pensions payable (4)	12,491	3,582
Interest on severance	2,996	1,008
Others	2,566	733
Pension bonds issued and interest	848	376
Total current	129,658	586,964

Long-term
Retirement pensions and other benefits ECP (1)	2,082,072	10,234,345
Retirement pensions joint operations	75,215	75,919
Pension bonds issued and interest	7,500	5,777
Total long-term	2,164,787	10,316,041
Total	$2,294,445	$10,903,005

(1)
The decrease in retirement pensions as compared to 2007 is due to the transfer (commutation) of the pension obligations as of December 31, 2008.  The long-term portion of $2,082,072 comprises the actuarial health care and education reserve, an amount which cannot be transferred.

To calculate the pension and pension bond reserve for December 31, 2008 projections were prepared  according to the regulations promulgated by the Ministry of Finance and Public Credit. This actuarial calculation was made applying the technical rate of 4% for the transferred pension obligation and the technical rate of 4.8% was used for the health care and education reserves, based on personnel data as of December 31, 2008.

(2)	The increase in the vacations line-item is a result of adjustments in the pending periods to be enjoyed with the current salary of each employee.

(3)	During 2008 Severance payable increased as compared to 2007 because there were no monthly contributions to the National Savings l Fund due to the change in the legal nature of Ecopetrol.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(4)	During 2008 Salaries and pensions payable included the salaries of temporary employees at refineries and the final payments of fixed term contracts which were pending payment.

A summary of the Company’s actuarial liability at December 31, 2008 and 2007 is set forth below:

	2008	2007
Health care	$1,666,558	$1,392,584
Education	415,514	391,084
	$2,082,072	$1,783,668

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

A summary of personnel covered by the actuarial calculation for 2008 and 2007 is set forth below:

	Headcount
	2008	2007
Bonds reserve – retired personnel	10,391	10,194
Bonds reserve – persons retiring after 2010	3,410	2,699
Health care and education reserve (active and pensioners)	17,375	16,782
Pension reserve (active and pensioners)	16,149	16,222

18.	Estimated Liabilities and Provisions

	2008	2007
Current
Provision for pension funds (1)	$4,000	$1,219
Provision for legal proceedings (2) (see Note 30)	551,224	1,329,118
Provisions for contingencies	87,255	80,679
Other provisions	31,494	24,927
Total current	673,973	1,435,943

Long- term
Provision for abandonment, dismantling of facilities and environmental recovery costs (3)	1,964,756	1,528,374
Provision for pension obligations (4)	178,594	869,927
Provision for royalties(5)	388,674	334,253
Technical reserve	10,767	9,498
Total long –term	2,542,791	2,742,052
Total	$3,216,764	$4,177,995

(1)
Corresponds to the estimated pending pension contributions of employees who joined Ecopetrol after January 29, 2003 (Law 797 of 2003) and until the first quarter of 2004, who were covered by the General Pension Regulations.  There was an increase in this provision in 2008 as compared to 2007 due to the increase in principal and the past due interest for payment to these employees.

(2)
As mentioned in Note 1 to these financial statements, the Company adopted a new methodology for the valuation of the provision for legal proceedings.  The application of said methodology resulted in the reversal of the provision of $425,376, net of the corresponding income tax.

The table below sets forth a summary of the movements in the Company’s provision for legal proceedings during fiscal year 2008:

	Number of cases	Provision amount
Final Balance December 2007	827	$1,329,118
Change of methodology effect (recovery)	(186)	(463,769)
Change of methodology effect (provision)	114	38,393
Change in legal proceedings status effect	(129)	(403,400)
Provision for legal proceedings (*)	1	4,223
Additions	203	120,836
Retirements and uses	(228)	(74,177)
Final balance December 2008	601	$551,224

(*) Additionally, the provision for legal proceedings includes a provision of $4,223 to cover the Arbitration related to the dispute  presented by Mansarovar Energy Colombia Ltda. in regards to the parties’ disagreement over the termination date of the Cocorná association contract.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(3)
During the month of December 2008, the Production Vice Presidency carried out the bi-annual analysis of the estimated liability for future abandonment disbursements, dismantling of facilities and environmental recovery costs; the increase in this line-item reflects the effects of the exchange rate and the costs related to the abandonment of Pozo Gavilán 1W and wells in the Casabe, La Cira, Infantas, Matanegra and La Yuca fields.

Below are the movements of the  provision for the abandonment costs, facility dismantling and environmental recovery costs for the years 2008 and 2007:

	2008	2007	2006
Initial Balance	$1,528,374	$1,355,989	$958,324
Retirements and uses	(2,853)	(1,296)	(218,942)
Additions	54,418	94,887	244,916
Changes in estimation	208,131	214,485	390,751
Exchange rate effect	176,686	(135,691)	(19,060)
Final Balance	$1,964,756	$1,528,374	$1,355,989

(4)
The decrease in the balance of the provision for long-term pension obligations of $640,733 in 2008 as compared to 2007 is a result of the partial transfer of the Company’s pension and pension bond obligations, calculated at a technical rate of 4%.  The 2008 ending balance of $178,594 represents the remaining portion after the transfer.

(5)
Includes a provision related to a claim of Comuneros of Santiago de las Atalayas and Pueblo Viejo of Cusiana, originated in Royalties Contracts Nos. 15, 15ª and 16 and 16ª entered into with Ecopetrol but declared null and void by the Colombian Council of State.  Of this amount, $90,752 corresponds to the initial claimed amounts and $297,922 corresponds to interest. The decision on the extraordinary appeal presented by the Comuneros is pending.

19.	Other long term liabilities

The other long term liabilities at December 31, 2008 and 2007 , correspond to the following:

	2008	2007
Advances received from Ecogas for BOMT obligations	$1,250,281	$1,263,108
Deferred income tax liability	944,816	644,857
Credit for deferred monetary correction	227,605	271,355
Other liabilities	2,789	-
Deferred commissions	1,430	415
Total	$2,426,921	$2,179,735

20.	Minority Interest

Subsidiary	2008	2007	% of other shareholders
ODL Finance S.A.	$234,269	$-	35%
Bioenergy S.A.	8,682	-	20.86%
Ecopetrol Oleo é Gas do Brasil (1)	-	1	0.01%
	$242,951	$1

(1)	During 2008, Ecopetrol acquired all outstanding shares held by other shareholders in Ecopetrol Oleo é Gas do Brasil.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

21.	Equity

	2008	2007
Authorized capital	$15,000,000	$15,000,000
Capital to be subscribed	(4,881,872)	(4,881,872)
Subscribed capital	10,118,128	10,118,128
Subscribed capital pending payment	(337)	(4,794)
Subscribed and paid-in capital	10,117,791	10,113,334
Additional paid-in capital	4,704,737	4,700,882
Additional paid-in capital receivable	(25,461)	(850,068)
Additional paid-in capital	4,679,276	3,850,814
Surplus from revaluations	5,179,961	5,647,382
Devaluation of assets	(1,012,229)	-
Responsibilities from pending rulings	(781)	(814)
Effects of RCP application	(1,013,010)	(814)
Net income	11,629,677	5,179,792
Legal reserve	2,428,325	1,910,686
Appropriation for new explorations	4,415	-
Prior year adjustments	17,804	17,804
Surplus from equity method	1,481,103	(2,271)
Incorporated institutional equity	94,375	91,740
Total equity	$34,619,717	$26,808,467

Subscribed and Paid-in Capital

The authorized capital of Ecopetrol is $15,000,000 divided into 60,000,000,000 common shares, with $250 par value each, of which 40,472,512,588 shares have been subscribed, represented by 10.1% held by private shareholders and 89.9% held by the Colombian Nation.

Regulatory Decree 727 of March 7, 2007 superseded Decree 2625 of 2000 and authorized the transfer to subscribed and paid-in capital of contributions in kind (hydrocarbons) of the Colombian Nation that were recognized until March 9, 2007.  By means of Minutes No. 012 of March 26, 2007 of the General Shareholders Meeting, formalized on April 27, 2007, the balance of $4,851,215 was reclassified to subscribed and paid-in capital in the name of the shareholder Ministry of Finance.  As of that date, field production is an integral part of the Company’s operational income.

Additional paid-in capital

Correspond to (i) the excess over par value in the sale of shares at the 2007 capitalization for $4,700,882 and (ii) $3,855, which results from foreclosing on shares purchased in installments that were not fully paid from past due debtors, pursuant to article 397 of the Commerce Code.

Effects of RCP application

Corresponds to the transfer of negative balances originated from the devaluation of property, plant and equipment required by the RCP in 2008.  Until 2007 devaluation was recognized in accordance with the former PGCP as a lesser value of the surplus from revaluations.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

This line-item also includes responsibilities from pending rulings related inventory losses, as required by RCP.

Legal Reserve

Legal reserve is set up with 10% of net income and it may be used to absorb losses or distributed at the liquidation of the Company.  At March 31, 2008, the results of the 2007 period were available for the General Shareholders Meeting that took place on March 27, 2008.  The Meeting determined to increase the legal reserve by $517,639 for a total of $ 2,428,325 in relation to the $1,910,686 at December 31, 2007.
On the other hand, $4,415 was destined to occasional reserves for new explorations.

Incorporated Institutional Equity

During the second quarter of 2008, the Company adjusted the incorporated institutional equity, based on the commerciality of the Orocué association contract well (Guarilaque 7) in the amount of $2,635 million.

Summary of Revaluations and Surplus from Revaluations

	2008	2007

Property, plant and equipment:
Plant and equipment	$3,613,491	$3,027,351
Buildings	529,766	263,157
Pipelines and networks	308,518	192,738
Land	11,668	11,668
Communication and computer equipment	25,616	4,360
Other assets	73,951	67,592
	4,563,010	3,566,866
Variable yield investments:
Refinería de Cartagena S.A.	-	1,135,766
Interconexión Eléctrica S.A. E.S.P.	348,822	348,822
Empresa de Energía de Bogotá S.A. ESP.	268,129	278,685
Oleoducto Central - Ocensa S.A.	-	247,828
Invercolsa S.A.	-	67,414
Serviport S.A.	-	2,000
Ecodiesel Colombia S.A.	-	1
	616,951	2,080,516
Total	$5,179,961	$5,647,382

22.	Memorandum Accounts

	2008	2007

Rights:
Exploitation Rights - Decree 727 of 2007 (1)	$21,870,515	$21,235,570
Pension Trust funds “PAP” (2)	10,092,528	-
Costs and expenses (deductible and non deductible) (3)	9,763,156	10,297,898
Other contingent rights and debtor accounts (4)	5,420,473	3,931,976
Securities given in custody and guarantee (5)	9,583,641	86,547
Execution of investment projects (6)	761,276	359,474
Legal proceedings (7)	602,436	481,726
	58,094,025	36,393,191
Obligations:
Contractual guarantees (8)	26,187,641	6,452,576
Pension trust funds (2)	10,092,528	-
Non-taxable liabilities (9)	5,603,395	10,379,696
Non-taxable income (10)	4,197,768	6,124,282
Mandate contracts (11)	1,576,785	1,682,664
Administration Funds - Dec 1939 of 2001 and 2652 of 2002 (12)	972,390	971,728
Legal proceedings (13)	1,636,275	946,527
Goods received in custody (14)	9,214,520	78,563
Future BOMT’s payments (15)	713,099	729,588
Guarantees granted to Oleoducto Central S.A. (16)	404,569	343,075
Securities received in guarantee and custody (17)	-	70,663
Other contingent obligations (18)	181,636	7,692
	60,780,606	27,787,054
	$118,874,631	$64,180,245

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(1)
During the first half of 2007 Ecopetrol performed a hydrocarbon reserves audit, the results of which were updated on December 31, 2007, without generating significant differences.  At December 31, 2008, the Company carried out and updated such reserves using the international methodology for reserves calculations.

(2)
Reflects the contingent right (debtor account) on the resources delivered to PAP to pay the transferred pension liability in order to control the existence of liquid resources present in the trust fund.  And the contingent responsibility (creditor account) is economically responsible for the payment of the transferred pension liability.  A detail of the funds is set forth below:

2008

Consorcio Fidubogotá – Fiducolpatria	$2,187,742
Consorcio Fidupopular – Fiduoccidente	1,883,653
Consorcio Fiduagraria - Fiducoldex - Helm Trust	1,208,338
Consorcio BBVA - Fidubogotá – Corficolombiana	1,216,868
Consorcio Fiducafé - Fiduprevisora – Fidupetrol	2,113,131
Consorcio Fiducolombia - Santander Investment	1,482,796

Total	$10,092,528

(3)	Control of tax costs and expenses reported in the prior year income tax return and other non deductible expenses.

(4)	Control of tax balances of investments, inventories, property, plant and equipment, accounts receivable. Additionally, this line-item includes capital commitments on sole risk contracts.

(5)	Securities given in custody represent the control account for securities given in custody to Deceval for their custody as well as transportation costs relating to third party custody arrangements.

(6)	Execution of investment projects correspond to the control of accumulated capital expenditures incurred in the following extended association contracts: Guajira, Tibú and La Cira Infantas.

(7)	Control of legal proceedings includes contingencies in favor of Ecopetrol against third parties.

(8)
Made up of the contracts pending execution signed in pesos, dollars, and euros updated with the exchange rate of December 31, 2008 for $25,624,952, standby letters of credit, which guarantee the contracts signed by Ecopetrol for $528,783 and documentary letters for $33,906.

(9)	Control of non-taxable liabilities for 2008 and 2007, respectively.

(10)	Control of non-taxable income reflected in the prior year income tax return.

(11)
Includes the amount of assets received in custody by Refinería de Cartagena S.A.  To comply with the obligations entered into under the operating agreement between the Company and said entity for the operation of the refinery.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

(12)	Administration funds and advances received under administration agreements.

(13)	Control of legal proceedings represents the control of eventual and remote contingencies against Ecopetrol.

(14)
The variation with regards to the previous year responds to the non renewable natural resources reserves received from the Nation for $9,134,957; this information was issued in August 2008 by the Ministry of Mines of Energy in compliance with Decree 727 of 2007.  Additionally, the balance is represented by the inventories of said products pending delivery to clients, for $78,867, and inventories in consignment for self consumption in the different plants, for $696.

(15)	Control of net present value of future disbursements to BOMT contractors.

(16)	Control of Ecopetrol’s commitment to provide the necessary funds to Ocensa to repay capital contributions and the preferred dividend to an Ocensa shareholder.

As of December 31, 2008 and 2007, the Ocensa paid-in capital and preferred dividend are the following:

	Balance

Capital of Canadian shareholders	US$	160,240
Shareholders preferred dividend		20,082

Total	US$	180,322

(17)	This account controls the amount of notes received from Cavipetrol securing loans made to Ecopetrol employees.

(18)	This account controls the pension obligations related to the following association contracts: Nare, Hobo, Cocorna, Upia, Espinal, Caguan.

23.	Revenue

	2008	2007	2006

Local Sales

Medium distillates	$5,914,627	$4,889,373	$4,867,350
Crude oil (1)	4,774,401	3,004,629	29,825
Gasoline	3,644,345	3,346,360	3,468,095
Other products	985,247	641,288	689,871
Services	921,652	821,197	794,564
Natural gas	901,414	660,171	717,879
L.P.G.	612,771	604,752	545,960
Asphalt	390,544	257,177	186,457
Plastic and rubber (3)	382,519	-	-
	18,527,520	14,224,947	11,300,001
Subsidies (2)	3,070,479	1,778,050	-
	21,597,999	16,002,997	11,300,001
Foreign sales

Crude oil	8,696,282	4,476,137	3,670,080
Petroleum savings and stabilization Fund – FAEP	-	(316,497)	(774,160)
Net crude oil	8,696,282	4,159,640	2,895,920
Combustoleo	2,093,012	1,560,399	2,256,064
Plastic and rubber (3)	704,034	-	-
Natural gas	313,348	37	-
Diesel	246,158	-	86,418
Gasoline	186,197	269,248	625,027
Other products	40,923	10,970	47,086

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Naphtha	2,693	244,393	807,437
Jet fuel	-	71,378	372,012
	12,282,647	6,316,065	7,089,964
Premium income, net	16,023	13,258	-
	12,298,670	6,329,323	7,089,964
	$33,896,669	$22,332,320	$18,389,965

(1)	Effective April 2007, Ecopetrol is selling crude oil to Refinería de Cartagena S.A.

(2)
Until 2006, no subsidies were granted by the Nation for the difference between the regulated price and the price at international parity being assumed by refiners and importers, as they were not an express part in the price determination resolutions. Accordingly, subsidies were not recognized for accounting or tax purposes. Pursuant to Law 1110 of 2006 (Budgets Law), the Nation granted diesel and regular gasoline subsidies. In March 2007, the Ministry of Mines and Energy issued Resolution No. 180414 whereby the procedure for the recognition of the current subsidies for refiners and importers of regular gasoline and diesel was established. Said resolution was replaced by Resolution No. 181496 of September 2008, which implements the recognition of the current subsidies for gasoline and diesel owed to Ecopetrol for the period of January – December 2008 so long as Ecopetrol is in compliance with that resolution.

(3)	Corresponds to the sales of the subsidiaries Polipropileno del Caribe S.A. (Propilco S.A.) and Compounding and Masterbatching Industry Limitada (Comai Ltda.).

24.	Cost of Sales

	2008	2007	2006

Variable Cost

Purchase of hydrocarbons from the ANH (1)	$5,584,474	$3,912,315	$3,676,374
Purchase of crude oil in association and concession	3,193,690	1,513,683	922,825
Costs of sale of contributions in kind (2)	-	432,144	2,374,512
Imported products	2,552,231	681,485	888,993
Amortization and depletion	1,088,306	665,459	517,500
Absorption of the cost in final inventory balances	(238,438)	(390,416)	(234,955)
Purchase of natural gas and other products	257,691	203,697	67,302
Process materials	113,427	93,017	105,256
Electrical power	91,044	91,036	103,777
Consumption raw material Propilco S.A. - Comai Ltda.	878,438	-	-
Non processed production cost	35,985	-	-
Insurance premium costs, net	1,898	6,237	-

Fixed Cost

Services contracted with associations	1,202,435	1,019,043	718,881
Depreciation	679,092	719,811	758,187
Transportation services for hydrocarbons	618,553	699,987	700,447
Labor costs	757,384	531,120	436,632
Ecopetrol contracted services	537,113	411,611	310,411
Maintenance	579,230	441,500	336,071
Amortization of actuarial liability	207,363	161,825	156,454
Project expense	459,468	540,864	642,923
Amortization of deferred charges, intangibles and insurance premiums	70,832	173,883	111,416
Materials and operations supplies	255,090	196,137	159,207

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006

Taxes	101,438	64,228	61,241
General costs	55,264	10,057	7,482
Reclassification to selling and non-operating expenses	(58,359)	(120,196)	(64,373)
	$19,023,649	$12,058,527	$12,756,563

(1)
Corresponds to the crude oil and natural gas purchases of Ecopetrol from the Agencia Nacional de Hidrocarburos derived from national production, both of the Company under direct operation and under the operation of third parties.

(2)
This cost of sales represents the amount determined under the methodology of Decrees 2625 of 2000 and 1760 of 2003 for the crude and gas production contributed as capital to Ecopetrol by the Nation until March 2007.

25.	Operating Expenses
	2008	2007	2006
Administration
Labor	$189,757	$156,959	$144,063
General expenses	65,087	50,146	24,564
Depreciation and amortization	58,705	45,059	39,497
Active personnel amortization of pension actuarial liability	44,055	32,494	96,379
Maintenance	11,295	11,730	7,598
Rentals	10,156	24,255	16,746
Taxes	3,046	1,401	670
	382,101	322,044	329,517
Selling
Studies and projects (*)	912,751	425,355	271,155
Crude oil pipeline transportation tariff	386,089	146,721	66,822
Taxes	280,281	218,680	150,920
General expenses	112,240	35,452	52,643
Natural Gas pipeline transportation	102,862	102,775	113,456
Labor expenses	26,759	11,622	9,553
Active personnel amortization of pension actuarial liability	6,705	4,002	3,504
Maintenance	5,090	75,305	-
Product packaging	2,841	-	-
	1,835,618	1,019,912	668,053
	$2,217,719	$1,341,956	$997,570
(*)	These expenses correspond to the following entities: Ecopetrol S.A.: $635,784, Ecopetrol America Inc: $231,560, Ecopetrol del Peru S.A.: $43,500 and Ecopetrol Oleo é Gas do Brasil Ltda: $1,907.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

26.	Financial Income, Net
	2008	2007	2006
Income
Exchange difference gain (1)	$10,863,242	$3,772,753	$2,675,248
Income on valuation of investment portfolio	1,640,338	808,922	591,539
Interest and monetary correction	682,542	161,125	107,197
Income from equity method	110,824	-	29,529
Dividends in cash	39,472	25,387	36,093
Income on valuation of derivatives (2)	4,782	-	-
FAEP earnings	-	-	162,703
	13,341,200	4,768,187	3,602,309
Expenses
Exchange difference loss (1)	(8,901,184)	(4,385,021)	(2,901,910)
Loss on application of equity method	(185,606)	(115)	(51)
Loss on valuation of derivatives (2)	(74,685)	-	-
Administration and securities issuance	(52,277)	(76,770)	-
Interest	(19,376)	(1,021)	(6,943)
Others	(6,820)	(1,147)	(9,969)
Discount on cash purchases of shares	-	(166,789)	-
Hedging transactions	-	(43,696)	-
	(9,239,948)	(4,674,559)	(2,918,873)
	$4,101,252	$93,628	$683,436

(1)
The net effect of exchange differences was a gain of $1,962,058 for 2008 of which $706,651 corresponds to the subsidies resulting from regular gasoline and diesel prices which is calculated in dollars pursuant to Resolution No. 181496.  During 2007 said subsidies were calculated in pesos and therefore it did not result in an exchange difference.   The exchange difference line-item also includes $797,914 for 2008 which originated principally from the investment portfolio.

(2)
The movement in hedging transactions during 2008 generated:  i) income of $4,782, corresponding to exchange rate forward transactions; ii) a payment of $29,661, corresponding to exchange rate forward transactions; iii) a payment of $45,024, corresponding to price coverage swap transactions on WTI and Fuel Oil in the Gulf Coast.

27.	Pension expenses

	2008	2007	2006
Amortization of pension actuarial calculation	$986,565	$955,381	$708,446
Health care services	107,213	86,520	73,288
Education services	51,147	48,442	47,457
	$1,144,925	$1,090,343	$829,191

28.	Inflation gain

The inflation gain corresponds to the net amortization of the deferred monetary correction.

29.	Other income (expenses), Net

	2008	2007	2006
Other Income
Recovery of provisions (1)	$999,866	$555,438	$922,986
BOMTs deferred income	-	31,309	8,483
Recuperation of associated services	22,840	70,133	18,451
Income on sale of property, plant and equipment	10,435	8,724	7,944

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Expense recovery	7,459	39,575	43,093
Indemnities received	6,367	1,703	1,099
Other minor income	23,002	64,062	40,946
Income for services	3,605	6,685	6,093
Income from undeveloped discovered fields	1,228	13,622	-
Sale of variable yield investments	-	-	96,604
	1,074,802	791,251	1,145,699
Other expenses
Taxes	(299,673)	(328,871)	(138,421)
Tariff and natural gas pipelines availability – BOMT	(95,505)	-	-
Provisions (2)	(114,035)	(1,240,400)	(441,633)
Fuel losses	(93,854)	(56,648)	(56,336)
Contributions and donations	(33,236)	(9,535)	(28,422)
Inspection quota	(25,811)	(25,934)	(22,265)
Surveillance and security	(16,052)	(14,457)	(8,004)
Other minor expenses	(26,135)	(23,208)	(104,279)
Loss on sale and retirement of assets	(1,398)	(3,148)	(1,440)
	(705,699)	(1,702,201)	(800,800)
	$369,103	$(910,950)	$344,899

(1)	A detail of the recovery of provisions is as follows:

	2008	2007	2006
Legal Proceedings	$832,788	$46,934	$3,026
Investment	130,543	1,322	128,546
Fixed assets, receivable and others	18,813	27,355	15,929
Taxes	9,011	117,680	772,184
Product and materials inventories	8,711	21,010	3,301
BOMT Provisions	-	221,055	-
Project expenses	-	120,082	-
	$999,866	$555,438	$922,986

(2)	A detail of provisions is as follows:

Legal Proceedings	$59,305	$1,096,117	$119,998
Products and materials inventories	49,379	115,944	14,745
Contributions to pension funds	3,076	-	-
Receivables	2,275	20,276	40,591
Ecogas’ BOMTs	-	-	35,317
Investments	-	6,273	18,075
Partial transfer of pension obligations	-	-	151,848
Property, plant and equipment and other	-	1,790	61,059
	$114,035	$1,240,400	$441,633

30.	Contingencies

Ecopetrol has recognized provisions corresponding to reasonable estimates intended to cover future situations deriving from loss contingencies or the occurrence of future events that could affect its equity.  In 2008, Ecopetrol, through the Legal Vice Presidency, modified the methodology for the evaluation of the Company’s legal proceedings and any contingent liabilities thereunder.

The new methodology generated a net effect (recovery and new provisions) in the amount of $425,376, which was recorded in December 2008 (see Note 18).

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The methodology used by the Legal Vice Presidency is based on the credit system of the Nation, which is used by the Ministry of Interior and Justice and includes an analysis of factors such as procedural risk, strength of the claim, proof of the claim, strength of the response, proof of the response, level of jurisprudence and results of first instance decisions.

A summary of the most significant proceedings (with amounts of claims greater than $10 billion) on which provisions have been recognized, according to the evaluations of the internal and external attorneys of the Company, as of December 31, 2008 is set forth below:

Proceeding	Claim	Amount of the Provision

Universidad de Cartagena and Junta Especial de la Estampilla	Constitutional Action in which the Universidad de Cartagena requests the payment of the stamp tax on operations carried out in Bolivar, especially in Cartagena de Indias port.	$112,180

Foncoeco (*)	Profit participation fund of the employees and ex employees of Ecopetrol S.A.	$100,000

Department of Tolima	Class Action for the recalculation of royalties with 20% specified in Law 141 of 1994.	$82,287

Municipality of Arauca	Class Action. Contributions to the solidarity and redistribution of income fund as a consequence of the generation of electricity, according to the 142 of 1994.	$45,414

Municipality of Melgar	Class Action requesting the recovery to the Department of Tolima of the amounts not collected regarding royalties corresponding to the Guandó well.	$40,351

Javier Armando Rincón Gama and Héctor Alfredo Suárez Mejía	Class Action. Through an auction in the Bogota Stock Exchange shares were acquired of Inversiones de Gases, owned by Ecopetrol.	$12,000

Benigno Sánchez Núñez and others	Class action due to cracking and landslides that destroyed the farms due to underground explosions within the program of San Luis 95.	$10,000

(*)
In the Foncoeco proceeding, an expert’s report in 2005 calculated damages owed by Ecopetrol at $542,000 and stated that Ecopetrol must pay principal and interest on the profit participation fund for the employees of the Company which was established by the Board of Directors.  It is the opinion of the Company’s management and its legal advisors that there are sufficient arguments to demonstrate that this lawsuit will not proceed, particularly because the basis of the report includes amounts not authorized by the Board of Directors.  As of December 31, 2008 a provision for this proceeding was recorded of $100 billion (2007 - $64 billion).

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

31.	Commitments

Natural Gas Supply Contracts

The Company has entered into contracts with third parties, such as Corelca, Gas Natural S.A.  E.S.P, Empresas Públicas de Medellín S.A. E.S.P, Termoflores and Gases de Norte del Valle S.A., for the supply of natural gas used in Ecopetrol’s natural gas sales, whereby they commit to deliver the minimum quantities established in each contract.  During 2008, Ecopetrol sold 499.34 billion BTUs per day (GBTUD) for $1,214,706.

Master Agreements TLU 1 and TLU 3

In March 1998 the Company signed the agreement TLU-1 – Joint Operation of the assets of the Coveñas terminal to receive, store and load crude oil onto tanker ships, between the Asociación Cravo Norte and Oleoducto de Colombia S.A.  In which it is the operator.

In September 1999 the Company signed the agreement TLU-3 – Joint Operation for the use of the tanker ship loading unit TLU-3 in the Terminal of Coveñas between the Asociación Cravo Norte and Oleoducto de Colombia S.  A.  In which it is also the operator.

Petro Rubiales S.A.

In December 2007, the Company signed a memorandum of understanding with Petro Rubiales S.A.  For the construction of a 230 kilometer pipeline, which will permit transporting crude oil extracted from the Rubiales and Pirirí fields in the Department of Meta, to be connected with the Ocensa system (see Note 4).

Cocorná Association Contract - Campo Teca

Ecopetrol on October 8, 2008, at the end of the association contract Cocorná, received from its associate Mansarovar Energy Colombia LTD., the Teca field which it operated, which is located near the municipalities of Puerto Nare (Antioquia), Puerto Triunfo (Antioquia) and Puerto Boyacá (Boyacá).  It has 219 wells that produce an average of 2,292 daily barrels of heavy crude oil of 12.5 degrees API.

This contract was signed on September 10, 1980 between Ecopetrol and Texas Petroleum Company, company which operated the field until September 13, 1995.  Then it assigned the totality of its interests, rights and obligations in the association contract Cocorná to the companies Omimex de Colombia Ltd.  And Sabacol Inc. Later, on September 5, 1999 Sabacol Inc.  Assigned the totality of its interests, rights and obligations to Omimex de Colombia Ltd.  On December 1, 2006, due to the sale of the parent company of Omimex de Colombia Ltd., it changed its name to Mansarovar Energy Colombia Ltd.

Notwithstanding that the Association Contract Cocorná ended and the Teca field was delivered to Ecopetrol, there is a difference in interpretation between the two companies regarding the date of termination of the Association Contract Cocorná, because Mansarovar Energy Colombia Ltd. considers that the date of termination of the contract should be June 18, 2011.  The two companies agreed to present the differences in interpretation before an arbitration tribunal for it to decide on the date of termination of the Association Contract Cocorná.

While waiting for the arbitration tribunal to make a decision, Ecopetrol carried out an agreement with Mansarovar Energy Colombia Ltd.  For this company to continue operating the Teca field.  All income of Mansarovar (50% of production) as well as the total expenses of the Teca field operation will be administered through a Management and Payment Trust, until the arbitration tribunal makes a decision on the differences between the two companies.  The remaining resources in the Trust will be assigned to the company favored by the decision.

The municipalities and the department of the said area will continue to receive the resources due to royalties of twenty percent (20%), corresponding to the percentage of royalties in the association contract.  The additional royalties of twelve percent (12%) determined by Law as of the moment of termination of the Association Contract Cocorná will be deposited in the Trust royalties account, generating corresponding interest.  The trust will act as the tribunal may decide concerning said remaining twelve percent (12%).  The aforementioned means that, if the arbitration decision favors Ecopetrol, said twelve percent (12%) shall be delivered to the appropriate entity to deliver them to the beneficiary municipalities, but if arbitration decision favors Mansarovar Energy Colombia Ltd., the twelve percent (12%) shall be returned to the Joint Account.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Exploration

González Block

In July 2008, Ecopetrol and Turkish Petroleum International Company Limited (TPIC) signed an assignment contract on the hydrocarbons exploration and exploitation contract for the Gonzalez Block, located in the Department of Norte de Santander, approximately 50 kilometers north of Cucuta, with an area of 21,809 hectares, in which Ecopetrol assigns, in its exploration strategy, 50% of the participation in said block.

Within the exploratory activities in this block, 50 kilometers of seismic were acquired and for 2009 it is expected to drill an exploration well.

TPIC is a subsidiary of Turkish Petroleum Corporation (TPAO).  This company is one of the top 100 in the ranking of the largest crude oil companies of the world as presented by Petroleum Intelligence Weekly (PIW).

TPAO produces close to 75% of the oil for Turkish consumption and concentrates its operations in the Caspian region, Northern Africa and Middle East.

Heavy Crude Oil Round

Ecopetrol presented, in association with other companies, the highest offers for three blocks that make up the heavy crude oil rounds carried out by the Agencia Nacional de Hidrocarburos (ANH).

The three blocks add up to an extension of more than 4.1 million hectares in the Eastern Plain lands of Colombia.

An association between Ecopetrol and Shell presented the strongest offer for the blocks CPE 2 and CPE 4.  On the first, with an extension of about 760 thousand hectares, the operator shall be Shell; on the second one, of 964 thousand hectares, the operator shall be Ecopetrol.  In both blocks the companies have equal participation (50%).

Another association made up by Ecopetrol and Talismán presented the highest offer for the block CPE 8, with an area of 2.39 million hectares.  The two companies have equal participation (50%) and Talismán will be the operator.

Agreement between Ecopetrol and Pacific Rubiales to explore Alicante Block

Within its exploration strategy, Ecopetrol and Pacific Rubiales, through its subsidiary Meta Petroleum, signed on October 8, 2008, the assignment of the hydrocarbon exploration and exploitation agreement for the Alicante Block, through which Ecopetrol assigned 55% of its rights in said block.

Alicante is located approximately 20 kilometers east of Villavicencio, and is included in an agreement signed in 2006 between Ecopetrol and the Agencia Nacional de Hidrocarburos (ANH).

Within the development of the exploration activities for this block, the acquisition of seismic during the first semester of 2009 is planned.

The block, which is 38,684 hectares, is part of the projects carried out by the two companies for the development of heavy crude oils in Colombia.

Cooperation agreement for studies in Carimagua

Ecopetrol, the Instituto Colombiano de Desarrollo Rural, Incoder, and the Corporación Colombiana de Investigación Agrícola, Corpoica, signed a collaboration agreement in order to determine the technical and agronomic feasibility to develop a biofuel production project in Predio Carimagua, located in the municipality of Puerto Gaitán, in the Department of Meta.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

This agreement includes technical and agronomic studies on 20 hectares of land, in order to establish the viability of development of sugarcane crops and sweet sorghum for the production of ethanol.  This phase will have an approximate duration of 24 months.

Fuel Oil Hedging

As of December 31, 2008, the following option calls were carried out:

Counterpart	Effective date	Termination date	Volume	Exercise price

J. Aron & Company	January 02, 2009	December 31,2009	540,000 Bls.	US$	31.45
J. Aron & Company	January 02, 2009	December 31,2009	600,000 Bls.	US$	30.95
Morgan Stanley Capital Group	January 02, 2009	December 31,2009	600,000 Bls.	US$	31.60

Commitments abroad

1.
In December 2008 Ecopetrol and StatoilHydro (Norwegian Company) signed an agreement to explore in the Gulf of Mexico; the agreement includes drilling 3 prospects between 2009 and 2010 and the option for Ecopetrol to participate in additional future drilling prospects.  Ecopetrol will have participations between 20% and 30% in the prospects; the estimated initial investment is US$160 million.

Additionally, Ecopetrol and StatoilHydro allied to develop a plan for the development for several prospects during the next 7 years.

2.
In November 2008, Ecopetrol signed a participation agreement with the Italian company Eni to drill at least five prospects in deep waters in the Gulf of Mexico (GoM) between 2008 and December 2012.  The investment estimate is US$220 million.

At that same time, Ecopetrol and Eni signed a memorandum of understanding to seek joint exploration and production opportunities in South America and other parts of the world.

3.
In October 2008, Ecopetrol America Inc.  And BP (through two subsidiaries) signed a participation agreement for hydrocarbon exploration in the Gulf of Mexico; this agreement’s intention is to explore for natural gas at depths greater than 20,000 feet and includes several phases.  During the first year, a minimum of one exploratory well will be drilled and 3-D seismic will be acquired.  The conditions of the following phases will depend on the results of the first.

The estimated investment for this first phase is approximately US$120 million and will be done in two exploration areas of the shelf of the Gulf of Mexico, located south of Texas.  Ecopetrol will participate with 15% in one of them and 30% in the second.

4.
In October 2008, Petrobras and Ecopetrol signed a memorandum of understanding to evaluate business opportunities in crude oil exploration and production in downstream activities.  The agreement includes associations in Brazil, Colombia and other countries of mutual interest.

Pursuant to the Memorandum, both companies will evaluate the possibilities for joint actions in:

-	Fields and exploration blocks currently operated by Petrobras and/or Ecopetrol in Colombia and in Brazil.

-	Participation in bidding processes for blocks in basins in Brazil, Colombia and other countries of interest.

-	Business opportunities in refining, transportation, distribution, petrochemical industry and biofuels.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

32. Subsequent events

Association Contract Cravo Norte

On December 31, 2008, as agreed in the extension addendum of the association contract Cravo Norte, Ecopetrol S.A.’s partner in the contract, Occidental de Colombia Inc., delivered to Ecopetrol S.A. free of charge, its participation in all the assets acquired by the Joint account in the Cravo Norte contract up to this date.

As of January 12, 2009, and as established in the extension addendum of the association contract Cravo Norte, Ecopetrol S.A. granted in favor of Occidental de Colombia Inc. the right to use 45% of said assets that it received, all included in an usufruct contract. Occidental de Colombia Inc., as beneficiary, will pay Ecopetrol US$0.22 per barrel produced pursuant to its participation in production percentage, before deducting royalties.

Fuerte Norte and Fuerte Sur Blocks

In January 2009, Ecopetrol signed an agreement with BHP Billiton Petroleum Corporation, through its branch office in Colombia, to increase its participation in offshore blocks Fuerte Norte and Fuerte Sur in Colombia and as a result, each company will have a 50% participation in the blocks. The assignment of the participation of BHP Billiton in favor of Ecopetrol requires the approval of the Agencia Nacional de Hidrocarburos. The blocks are about 954,050 hectares.

The following acquisitions were made with our own internally generated resources:

1.	Acquisition of Petro-Tech Peruana S.A.
In February 2009, Ecopetrol, in partnership with Korea National Oil Corporation (KNOC), acquired a 100% stake (50% for each participating company) in Offshore International Group Inc. (OIG) for the purchase price of US$900 million.  OIG is the U.S. parent of Petrotech Peruana S.A..

Petro-Tech Peruana S.A. is a company whose object is hydrocarbons exploration, development, production and processing in Peru. It began its operations in January 1994 on the northern coast of the country. Currently it has an average production of crude oil of 12,000 barrels per day and it has more than 100 million barrels in 2P reserves. In recent years it has achieved positioning in off-shore hydrocarbon production and exploration in Peru.

The company has 11 blocks in that country (1 in production and 10 in exploration), that together add up to one of the biggest areas of offshore in South America (9.5 million hectares). As of November 30, 2008, its revenues and net income were US$359 million and US$134 million, respectively.

Offshore International Group Inc. also possesses assets in other companies that render services for the development of Petro-Tech Peruana S.A.’s operations, especially regarding marine operations, such as drilling services, diving and marine transportation, among others.

2.	Purchase of Enbridge shares in Ocensa
Enbridge Inc. is a Canadian company, which is a, leader in the transport and distribution of energy in North America. Since 1995 owns 24.7% of the shares in Oleoducto Central S.A. (Ocensa).

In March 2009, Ecopetrol entered into an agreement with Enbridge Inc. pursuant to which Ecopetrol acquired 100% of its stake in Ocensa for the purchase price of approximately US$418 million, thereby increasing the Company’s ownership of Ocensa from 35.3% to 60%.

This transaction will strengthen Ecopetrol's position in the most important oil transport system in Colombia. As such, the transaction is vital to the growth strategy of the Company, which aims to increase Ecopetrol's oil production in the Eastern Plains region of Colombia and promote the development of new business opportunities.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The Ocensa pipeline starts onshore at the Cusiana and Cupiagua fields and has a capacity to transport up to 650 thousand barrels of oil per day, a length of 829 kilometers, five pumping stations and an export port in Coveñas (which is on the Colombia´s Caribbean Coast).

3.	Acquisition of Glencore shares in Cartagena refinery
On May 27, 2009, Ecopetrol announced that it has closed the acquisition of all shares held by Glencore in Refineria de Cartagena S.A. “Reficar”, as per the terms agreed in the Memorandum of Understanding signed on February 28, 2009. The purchase price of U.S. $ 549 million could be reduced in approximately US$ 4.8 million as a result of the due diligence process performed by Ecopetrol. The adjustment will follow the procedure agreed by the parties in the contract. However, Ecopetrol now controls Reficar. Ecopetrol is currently working on integrating synergies with its Barrancabermeja refinery.

4.	Purchase of Hocol Colombia
On May 27, 2009, Ecopetrol acquired 100% of Maurel and Prom’s stake of its subsidiary in Bermuda, Hocol Petroleum Limited, for the purchase price of US$580 million plus US$168 million for working capital.  Hocol Petroleum Limited’s most important assets are Hocol and Homcol, two companies incorporated in the Cayman Islands with branches in Colombia involved in crude oil and natural gas exploration and production activities in Colombia.  The transaction concluded upon completion of the corresponding legal approval of the Industry and Commerce Superintendency.

The purchase includes all production and development assets in Colombia, with production forecasts close to 22 thousand barrels per day in 2009.  It also includes some exploration blocks (excluding 100% of SN-9, 100% of Muisca, 100% of Sabanero and 50% of Tángara).  The possibility of an additional payment is considered depending on the future behavior of the WTI price and the results of the Huron well in the Niscota block.

The transaction also includes the holdings in the pipelines Oleoducto Alto Magdalena (36.12%) and Oleoducto de Colombia (21.72%)

Recent Loans

We recently entered into a Ps$2,200 billion (approximately US$1 billion) syndicated loan facility with a syndicate of local banks in May 2009.   This loan facility has a term of seven years with a two year grace period.  The interest rate under the facility equals the fixed term deposit rate (DTF) plus an additional 4% (the anticipated quarterly interest rate).  Amortization is bi-annual under the loan.  In addition, as guarantee for the loan, we pledged our stock in Refinería de Cartagena S.A. (Reficar), Oleoducto Central S.A. (Ocensa) and Propileno del Caribe (Propilco).  We intend to use the proceeds from this loan to finance our strategic plan.

In addition, ODL, our indirect Panamanian subsidiary, through its Colombian branch office, Oleoducto de los Llanos Orientales Sucursal Colombia, entered into a Ps$520,000 million (approximately US$200 million) loan facility with Banco de Bogota S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco AV Villas S.A., which together comprise the Grupo Aval, in March 2009.  This loan facility has a term of five years.  The interest rate under the facility equals the fixed term deposit rate (DTF) plus an additional 5% (the anticipated quarterly interest rate).  The principal amount will be amortized in 17 equal quarterly payments, beginning in June 2010.  In addition, as guarantee for the loan, Oleoducto de los Llanos Orientales Sucursal Colombia pledged its economic rights to the finance tariffs included in its Ship-or-Pay Contracts.  Oleoducto de los Llanos Orientales Sucursal Colombia intends to use the proceeds from this loan to finance part of the Rubiales pipeline.

33. Differences between Colombian Governmental Entity accounting principles and U.S. GAAP

The Company's financial statements are prepared in accordance with Colombian Government Entity GAAP (PGCP or RCP). These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and therefore this note presents reconciliations of net income and shareholders’ equity determined under RCP to those same amounts as determined according to U.S. GAAP.  Also presented in this note are those disclosures required under U.S. GAAP but not required under RCP.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

A) Reconciliation of net income:

The following table presents the reconciliation of net income per Colombian Government Entity GAAP to net income under U.S. GAAP for the years ended December 31, 2008, 2007 and 2006:

		2008	2007	2006

	Consolidated net income under Colombian Government Entity GAAP	$11,629,677	$5,179,792	$3,391,373
i.	Investment securities
	a. Unrealized gain (loss)	(924,715)	69,657	11,080
	b. Impairment	163,902	(78,123)	(60,742)
ii.	Investments in non-marketable securities:
	a. Equity method	164,734	(36,960)	(43,241)
	b. Variable Interest Entity (VIE)	(367,743)	11,658	(3,972)
iii.	Investments in unconsolidated subsidiaries	-	-	(136,372)
iv.	Derivatives	-	6	157
v.	Exchange of non-monetary assets	55,623	606,751	-
vi.	Deferred charges	(228)	240,293	(30,624)
vii.	Employee benefit plans	(1,451,179)	(1,045,374)	325,316
viii.	Provisions – allowances and contingencies	1,082,434	925,380	88,671
ix.	Deferred income taxes	(159,891)	(624,185)	(362,271)
x.	Revenue recognition
	a. Revenue – FAEP	-	329,355	916,941
	b. Cost of sales – Over and Under	(8,887)	16,607	(152,375)
	c. Other income – exchange losses – FAEP	-	(97,127)	(117,880)
xi.	Inflation adjustment	128,837	230,822	144,248
xii.	Inventories	10,274	(67,089)	(9,731)
xiii.	Lease accounting	39,744	(393,131)	(1,030)
xiv.	Prior year adjustments	-	574	73,857
xv.	Property, plant and equipment:
	a. Interest	-	1,228	1,635
	b. Impairment	(121,296)	(65,137)	(12,241)
	c. Capitalized expenses	76,167
xvi.	Depreciation, Depletion and Amortization	(1,478,851)	227,754	237,972
xvii.	Asset retirement obligations	(70,014)	10,039	(22,777)
xviii.	Equity contributions:
	a. Incorporated institutional equity	21,217	9,304	351
	b. Contributions in kind	-	432,144	2,374,512
	c. Reversion of concession rights contributed as capital	24,117	17,562	23,567
xix.	Public offering costs and discount on issuance of shares	-	242,885	-
xx.	Business combinations
	a. Goodwill	27,512	-	-
	b. Fair value adjustments to assets and liabilities acquired	449	-	-
	Consolidated net income under U.S. GAAP	$8,841,883	$6,144,685	$6,636,424

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

B)   Reconciliation of Shareholders’ equity:

The following table presents a reconciliation of shareholders’ equity under Colombian Governmental Entity GAAP to shareholders’ equity under U.S. GAAP as of December 31, 2008 and 2007:

		2008	2007

	Consolidated shareholders’ equity under Colombian Government Entity GAAP	$34,619,717	$26,808,467
i.	Investment securities
	a. Unrealized gain	-	(889)
	b. Impairment	-	-
ii.	Investments in non-marketable securities:
	a. Equity method	(991,927)	42,726
	b. Variable Interest Entity (VIE)	(320,600)	47,143
	c. Valuation surplus	(616,951)	(2,080,516)
iii.	Investment in unconsolidated subsidiaries	-	-
iv.	Derivatives	-	-
v.	Exchange of non-monetary assets	662,374	606,751
vi.	Deferred charges	(7,133)	(6,905)
vii.	Employee benefit plans	(563,814)	(719,267)
viii.	Provisions – allowance and contingencies	183,852	1,637,881
ix.	Deferred income taxes	470,044	(623,847)
x.	Revenue recognition:
	a. Revenue – FAEP	-	97,127
	b. Cost of sales – Over and Under	10,984	19,871
	c. Other income – exchange losses – FAEP	-	(97,127)
xi.	Inflation adjustment	(863,496)	(992,333)
xii.	Inventories	(66,570)	(76,844)
xiii.	Lease accounting	444,117	404,373
xiv.	Prior year adjustments	-	-
xv.	Property, plant and equipment:
	a. Interest	39,768	39,768
	b. Revaluation of property, plant and equipment and public accounting effect	(3,505,449)	(3,566,866)
	c. Impairment	(297,319)	(176,023)
	d. Capitalized expenses	(555,684)	(631,851)
	e. Exchange difference	(217,535)	(217,535)
xvi.	Depreciation, Depletion and Amortization	(820,184)	658,667
xvii.	Asset retirement obligations	(24,054)	45,960
xviii.	Equity contributions:
	a. Incorporated institutional equity	(60,907)	(82,124)
	b. Contributions in kind	-	-
	c. Reversion of concession rights contributed as capital	(121,459)	(145,576)
xix.	Public offering cost and discount on issuance of shares	-	-
xx.	Business combinations
	a. Goodwill	48,471	-
	b. Fair value adjustments to assets and liabilities acquired	(20,510)	-
	Consolidated shareholders’ equity under US GAAP	$27,425,735	$20,991,031

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

C) Supplemental consolidated condensed financial statements under U.S.GAAP
C) 1. Supplemental consolidated condensed balance sheets
The condensed balance sheets of the Company as of December 31, 2008 and 2007 under U.S. GAAP are presented below:

	2008	2007

Assets
Current assets:
Cash and cash equivalents	$4,812,595	$8,007,282
Investments	1,345,760	1,820,270
Accounts and notes receivable, net	5,891,412	2,310,864
Inventories	1,569,165	1,246,538
Advances and deposits	887,634	689,826
Prepaid expenses	25,492	15,077
Deferred income taxes	2,027,113	332,057
Direct finance lease	80,263	-
Total current assets	16,639,434	14,421,914
Investments	7,506,851	3,595,473
Accounts and notes receivable, net	194,912	202,565
Restricted assets	388,892	334,464
Property, plant and equipment, net	7,696,192	4,989,533
Natural and environmental resources, net	6,456,158	3,966,780
Goodwill	627,610	-
Deferred charges and other assets	793,339	495,740
Deferred income taxes	-	1,692,053
Total Assets	$40,303,388	$29,698,528
Liabilities and shareholders’ equity
Current liabilities:
Financial obligations	$281,841	$72,491
Accounts payable and related parties	1,834,041	1,361,720
Capital lease liability	102,657	88,101
Taxes payable	2,570,886	1,777,132
Labor and pension plan obligations	340,537	342,400
Estimated liabilities and provisions	677,214	669,864
Unearned income	-	156,364
Total current liabilities	5,807,176	4,468,072
Financial obligations, long-term	5,473	-
Accounts payable, long-term	279,882	123,930
Capital lease liability	388,591	434,928
Pension plan obligation and other labor obligations, long-term	2,518,307	1,784,721
Deferred income tax, long-term	833,399	-
Estimated liabilities and provisions	1,748,014	1,323,834
Other long-term liabilities	478,039	415
Total non-current liabilities	6,251,705	3,667,828
Total liabilities	12,058,881	8,135,900
Minority interest	818,772	571,597
Shareholders’ equity	27,425,735	20,991,031
Total liabilities and shareholders’ equity	$40,303,388	$29,698,528

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

C) 2. Supplemental consolidated condensed statements of income

The condensed statements of income of the Company for the years ended December 31, 2008, 2007 and 2006 under U.S. GAAP are presented below:

	2008	2007	2006

Revenue:
Local sales	$21,550,543	$16,138,874	$11,597,615
Foreign sales	12,298,670	6,645,820	7,864,124
Total revenue	33,849,213	22,784,694	19,461,739

Cost of sales	17,927,991	10,942,526	10,296,434
	15,921,222	11,842,168	9,165,305

Operating expenses:
Administration	4,246,426	2,431,443	1,297,301
Selling	1,834,485	955,626	622,028
Operating income	9,840,311	8,455,099	7,245,976

Non-operating, net	3,587,132	255,549	519,887
Income before income tax and minority interest	13,427,443	8,710,648	7,765,863

Income tax:
Current income tax	3,648,451	2,045,997	1,535,088
Deferred tax expense – (benefit)	930,853	498,593	(398,366)
	4,579,304	2,544,590	1,136,722
Income before minority interest	8,848,139	6,166,058	6,629,141
Minority interest	(6,256)	(21,373)	7,283
Net Income	$8,841,883	$6,144,685	$6,636,424
Earnings per share	$218.47	$166.42	$182.40

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

C) 3. Supplemental consolidated condensed statements of cash flows
The condensed statements of cash flows of the Company for the years ended December 31, 2008, 2007 and 2006 under U.S. GAAP are presented below:

	2008	2007	2006

Cash flows provided by operating activities:
Net income	$8,841,883	$6,144,685	$6,636,424
Adjustments to reconcile net income to cash provided by operating activities:
Equity method in non-marketable securities	(106,845)	36,960	1,386,459
Depreciation, depletion and amortization	3,177,935	1,467,372	43,241
Impairment	113,087	65,137	12,072
Provisions	(569,969)	86,746	1,131
Deferred income tax	930,853	498,594	(398,366)
Exchange loss	(1,390,953)	408,181	232,698
Minority interest	6,256	21,373	(7,283)
Write-off of property, plant and equipment	-	-	21,064
Loss on sale of investments in unconsolidated subsidiaries	-	-	8,162
Net changes in operating assets and liabilities net of effect of Propilco and Bioenergy acquisitions:
Accounts and notes receivable	(2,383,061)	1,534,251	167,200
Inventories	(255,090)	(316,950)	(229,382)
Deferred charges and other assets	(245,528)	(33,721)	(18,305)
Accounts payable and related parties	326,967	(171,444)	242,482
Taxes payable	1,374,621	509,612	(508,827)
Labor obligations	401,445	1,231,621	(70,126)
Estimated liabilities and provisions	668,220	130,729	(269,421)
Net cash provided by operating activities	10,889,822	11,613,146	7,249,223
Cash flows from investing activities:
Payment for purchase of companies, net of cash acquired	(1,274,751)	-	-
Purchase of investment securities	(27,814,744)	(33,328,213)	(32,577,124)
Redemption of investment securities	25,975,418	34,664,456	31,078,640
Investment in natural and environmental resources	(3,574,418)	(1,866,544)	(801,470)
Additions to property, plant and equipment	(3,869,577)	(1,176,142)	(883,008)
Proceeds from the sale of investments in unconsolidated subsidiaries			128,210
Net cash used in investing activities	(10,558,072)	(1,706,443)	(3,054,752)
Cash flows from financing activities:
Minority interest obligations	240,918	(14,893)	(19,248)
Payment of financial obligations	(99,888)	(425,879)	(604,550)
Proceeds from financial obligations	235,720	-	81,163
Proceeds from issuance of shares	832,919	4,625,066	-
Disbursements of contributions to ANH	-	-	(106,672)
Dividends paid	(4,652,182)	(8,538,936)	(2,000,000)
Net cash used in financing activities	(3,442,513)	(4,354,642)	(2,649,307)

Effect of exchange rate changes on cash	83,923	(116,558)	5,741
Net (decrease) increase in cash and cash equivalent	(3,194,687)	5,668,619	1,539,423
Cash and cash equivalents at beginning of year	8,007,282	2,338,663	799,240
Cash and cash equivalents at end of year	$4,812,595	$8,007,282	$2,338,663

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

During 2007, the Company exchanged property, plant and equipment for a share of Refinería de Cartagena S.A.  The Company exchanged assets with a cost of approximately $234,371 for an investment in Refinería de Cartagena S.A at $1,369,546, which represented the fair value of the 49% interest the Company received.  This non-cash transaction had the effect of reducing property, plant and equipment by $234,371 and  increasing investments.  For U.S. GAAP purposes, a partial gain equivalent to 51% was recognized as explained in Note 33 v. Exchange of non – monetary assets.

During 2008, 2007 and 2006, the Company capitalized property, plant and equipment and investments in natural and environmental resources amounting to $137,903, $83,088 and $340,457, respectively, which correspond to asset retirement costs which are reflected as asset retirement obligation for U.S. GAAP purposes.

In 2008 and 2007, the Company signed leasing contracts that increased property, plant and equipment and capital lease obligations by $12,659 and $1,632, respectively, under U.S. GAAP.  Under RCP, some deposits with banks were considered as short – term investments because they produce yields and the Company has defined them to be used for specific purposes.

Under Colombian Government Entity GAAP as in effect for 2007 and 2006, some deposits with banks were considered as short – term investments because they produce yields and the Company has defined them to be used for specific purposes. Under US GAAP, these deposits are considered cash. The amounts reclassified as of December 31, 2008, 2007 and 2006 were $2,404,159, $4,133,705 and $617,240. These deposits are valued at fair value.

C) 4. Supplemental consolidated statements of shareholders’ equity

The statements of shareholders’ equity of the Company for the years ended December 31, 2008, 2007 and 2006 under U.S. GAAP are as follows:

	Common Stock
	Millions of shares	Value	Additional paid- in-capital	Comprehensive Income	Retained earnings	Accumulated other comprehensive income (loss)	Total

Balance at January 1st , 2006	36,385	$4,244,943	$-		$11,676,234	$(892,184)	$15,028,993

Distribution of dividends	-			-	(2,000,000)	-	(2,000,000)
Other contributions	-	-	-	-	(869,477)	-	(869,477)

Net income	-	-	-	$6,636,424	6,636,424	-	6,636,424
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $11,646	-	-	-	26,447	-	-	26,447
Actuarial loss, net of tax effect of $356,002	-	-	-	(806,945)	-	-	(806,945)
Translation adjustment	-	-	-	(56)	-	-	(56)
Total other comprehensive income	-	-	-	(780,554)	-	(780,554)	-
Total comprehensive income	-	-	-	$5,855,870	-	-	-

Balance at December 31, 2006	36,385	4,244,943			15,443,181	(1,672,738)	18,015,386
Issuance of company shares	4,088	5,868,391	3,607,929	-	(4,851,254)	-	4,625,066
Distribution of dividends	-	-	-	-	(8,538,936)	-	(8,538,936)

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	Common Stock
	Millions of shares	Value	Additional paid- in-capital	Comprehensive Income	Retained earnings	Accumulated other comprehensive income (loss)	Total

Other contributions	-	-	-	-	71,424	-	71,424
Net income	-	-	-	$6,144,685	6,144,685	-	6,144,685
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $6,364	-	-	-	12,918		-	12,918
Amortization of actuarial loss, net of tax effect of $358,277	-	-	-	727,415		-	727,415

Translation adjustment	-	-	-	(66,927)	-	-	(66,927)
Total other comprehensive income	-	-	-	673,406	-	673,406	-
Comprehensive income	-	-	-	$6,818,091	-	-	-

Balance at December 31, 2007	40,473	10,113,334	3,607,929		8,269,100	(999,332)	20,991,031

Issuance of company shares		4,457	828,462				832,919
Distribution of dividends	-	-	-	-	(4,654,340)	-	(4,654,340)
Other contributions	-	-	-	-	(23,742)	-	(23,742)

Comprehensive income:	-	-	-	-		-
Net income	-	-	-	$8,841,883	8,841,883	-	8,841,883
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $236,974	-	-	-	524,729	-	-	524,729
Amortization of actuarial loss, net of tax effect of $302,050	-	-	-	613,251	-	-	613,251
Translation adjustment	-	-	-	300,004	-	-	300,004
Total other comprehensive income	-	-	-	1,437,984	-	1,437,984	-
Comprehensive income	-	-	-	$10,279,867	-	-	-

Balance at December 31, 2008	40,473	$10,117,791	$4,436,391		$12,432,901	$438,652	$27,425,735

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

A detail of accumulated Other Comprehensive Income, including the related income tax effects, is presented below:

	2008
	Before-Income Tax	(Income Tax Expense)	Net of Income Tax
	Amount	or Benefit	Amount

Unrealized loss on securities available for sale	$835,882	$(261,454)	$574,428

Pension liability - net unamortized actuarial loss	(550,443)	181,646	(368,797)

Cumulative translation adjustment	233,021	-	233,021
Other comprehensive income (loss)	$518,460	$(79,808)	$438,652

	2007
Unrealized loss on securities available for sale	$74,179	$(24,480)	$49,699
Pension liability - net unamortized actuarial loss	(1,465,744)	483,696	(982,048)
Cumulative translation adjustment	(66,983)	-	(66,983)
Other comprehensive income (loss)	$(1,458,548)	$459,216	$(999,332)

	2006
Unrealized loss on securities available for sale	$54,897	$(18,116)	$36,781
Pension liability - net unamortized actuarial loss	(2,551,436)	841,973	(1,709,463)
Cumulative translation adjustment	(56)	-	(56)
Other comprehensive income (loss)	$(2,496,595)	$823,857	$(1,672,738)

D) Summary of significant differences and required U.S. GAAP disclosures

i.	INVESTMENT SECURITIES

The Company’s investments include both marketable securities and non-marketable securities.  Under RCP, the Company classifies investment securities based on the form of their investment return, either as fixed-yield investment or as variable-yield investments.  Fixed-yield investments generally represent debt securities and are initially recorded at cost with subsequent adjustments to fair market value recorded in the income statement.  Variable-yield investments generally represent equity securities or interests in other entities and are initially recorded at cost.  Subsequent adjustments to fair value are made with increases in fair value resulting in an increase to equity, while decreases in fair value are charged to the income statement.  Fair values are determined using quoted market prices, if and when available.  Absent quoted market prices, these investments are recorded at Management’s estimate of fair value using discounted cash flow techniques.

Under U.S. GAAP, the Company has classified its investment securities as held-to-maturity or available-for-sale, as defined by Statement of Financial Accounting Standard No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”).  Debt security investments for which the Company has demonstrated its positive ability and intent to hold until maturity are classified as held-to-maturity.  Such investments are reported at amortized cost.  Investments classified as available-for-sale are reported at fair value, with unrealized gains and losses reported, net of taxes, as a component of other comprehensive income.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

In the event any other than temporary impairment of the values of the investments occurs, the impairment loss is recorded in income.

The Company’s short-term and long-term investments at December 31, 2008 and 2007 consist of the following:

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
As of December 31, 2008

Short-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$239,819	$17,825	$(5,559)	$-	$227,553
Securities issued or secured by government sponsored enterprise	989,949	148,808	(4,158)	-	845,299
Securities issued or secured by financial entities	92,535	13,026	-	-	79,509
Other debt securities	23,457	3,175	-	-	20,282
Total Short-term Investments classified as Available for Sale	1,345,760	182,834	(9,717)	-	1,172,643

Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	821,342	123,957	(6,259)	-	724,733
Securities issued or secured by government sponsored enterprise	2,515,761	427,156	(215)	(390)	2,110,413
Securities issued or secured by financial entities	596,792	110,263	(64)		487,898
Securities issued or secured by government USA	2,169,197	35,436	(27,653)	-	2,161,414
Other debt securities	1,452	144	-	(95)	1,403
Total Long-term Investments classified as Available for Sale	6,104,544	696,956	(34,191)	(485)	5,485,861
Total Available for Sale	$7,450,304	$879,790	$(43,908)	$(485)	$6,658,505

	Aggregated Fair Value	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Net Carrying Amount
Long-term Investments- Held to Maturity Securities
Securities issued or secured by Colombian government	$132,133	$993	$(2,533)	$133,693
Securities issued or secured by government USA	12,436	1,129	-	11,307
Other debt securities	35,829	1,733	-	34,096
Total Long-term Investments Classified as Held to Maturity	$180,398	$3,855	$(2,533)	$179,096

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
As of December 31, 2007

Short-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$60,382	$2,084	$(1,380)	$-	$59,678
Securities issued or secured by government entities	1,226,125	16,436	(11,757)	(76,343)	1,297,789
Securities issued or secured by financial entities	397,306	8,080	(3,642)	(15,968)	408,836
Other debt securities	136,457	4,255	(496)	(8,462)	141,160
Total Short-term Investments Classified as Available for Sale	1,820,270	30,855	(17,275)	(100,773)	1,907,463

Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	63,165	1,251	(186)	-	62,101
Securities issued or secured by government entities	2,287,235	71,024	(27,247)	(104,033)	2,347,491
Securities issued or secured by financial entities	249,275	11,019	(1,164)	(1,179)	240,600
Other debt securities	113,553	7,751	(1,846)	(2,002)	109,651
Total Long-term Investments Classified as Available for Sale	2,713,228	91,045	(30,443)	(107,214)	2,759,843
Total Available for Sale	$4,533,498	$121,900	$(47,718)	$(207,987)	$4,667,306

	Aggregated Fair Value	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Net Carrying Amount
Long-term Investments- Held to Maturity Securities

Securities issued or secured by government entities	$82,210	$2,766	$-	$79,444

Other debt securities	59,014	2,737	(102)	56,379
Total Long-term Investments Classified as Held to Maturity	$141,224	$5,503	$(102)	$135,823

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
As of December 31, 2006

Short-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$286,062	$1,463	$(4,975)	$(4,286)	$293,860
Securities issued or secured by government entities	473,172	7,495	(5)	(17,690)	483,372
Securities issued or secured by financial entities	1,061,510	12,290	(353)	(49,056)	1,098,629
Other debt securities	383,146	6,215	(321)	(16,104)	393,356
Total Short-term Investments Classified as Available for Sale	$2,203,890	$27,463	$(5,654)	$(87,136)	$2,269,217

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$312,137	$25,624	$(1,995)	$(7,848)	$296,356
Securities issued or secured by government entities	610,841	9,355	(37)	(33,450)	634,973
Securities issued or secured by financial entities	40,954	321	(22)	(1,283)	41,938
Other debt securities	4,350	72	(230)	(149)	4,657
Total Long-term Investments Classified as Available for Sale	$968,282	$35,372	$(2,284)	$(42,730)	$977,924
Total Available for Sale	$3,172,172	$62,835	$(7,938)	$(129,866)	$3,247,141

Long-term Investments- Held to Maturity Securities
Securities issued or secured by Colombian government	$51,987	$1,220	$-	$50,767
Other debt securities	87,284	5,275	(12)	82,021
Total Long-term Investments Classified as Held to Maturity	$139,271	$6,495	$(12)	$132,788

The maturities of fixed-income investments at December 31, 2008 and 2007 are as follows:

As of December 31, 2008
	Available for Sale		Held to Maturity
	Cost Basis	Fair Value	Cost Basis	Fair Value

Due in one year or less	$1,172,644	$1,345,759	$60,254	$63,986
Due in one year to five years	5,157,100	5,765,696	118,842	116,412
Due in five years to ten years	328,761	338,849	-	-
Total	$6,658,505	$7,450,304	$179,096	$180,398

As of December 31, 2007
	Available for Sale		Held to Maturity
	Cost Basis	Fair Value	Cost Basis	Fair Value

Due in one year or less	$1,907,463	$1,820,270	$-	$-
Due in one year to five years	2,534,878	2,501,469	66,522	69,636
Due in five years to ten years	224,965	211,759	69,301	71,588
Total	$4,667,306	$4,533,498	$135,823	$141,224

Proceeds from the sale of investment securities available for sale, gains and losses resulting from such sales are as follows:

	2008	2007	2006

Proceeds from sales	$6,820,433	$805,550	$184,954
Gains	$15,626	$747	$358
Losses	$7,901	$933	$429

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Realized gains and losses on securities available for sale at December 31, 2008, 2007 and 2006 were:

	2008	2007	2006

Losses	$188,060	$27,730	$99
Gains	$48,108	$5,219	$5,563

Foreign Exchange Gains and Losses on Securities Available for Sale

Under Colombian Government Entity GAAP as in effect for 2008, changes in account balances resulting from changes in foreign currency exchange rates are reflected in a company’s net income.  Under U.S. GAAP, any change in value of available-for-sale debt securities as a result of changes in foreign currency exchange rates is reflected in equity as required under the guidance in Emerging Issues Task Force 96-15, Accounting for the Effects of Changes in Foreign Currency Exchange Rates on Foreign-Currency-Denominated Available-for-Sale Debt Securities (“EITF 96-15”).  The amount reclassified from earnings under RCP purposes to other comprehensive income for U.S. GAAP purposes includes $635,430, $37,817 and $(11,590) in 2008, 2007 and 2006, respectively,  that correspond to exchange rate differences.

Unrealized losses disclosure

Available-for-sale securities in an unrealized loss position as of December 31, 2008, 2007 and 2006 are as follows:

	Less than 12 months		More than 12 months
	Gross Unrealized Loss	Market Value	Gross Unrealized Loss	Market Value

2008	$(27,867)	$1,258,847	$(16,041)	$268.894
2007	$(36,424)	$883,748	$(11,294)	$187,604
2006	$(3,104)	$50,244	$(4,830)	$472,838

Impairment

Impairment of security investments is reported differently under RCP and U.S. GAAP.  Under RCP, impairment is also charged to earnings in the current period, but recoveries in value can be recorded up to the amount that was originally impaired.  Under U.S. GAAP, other-than-temporary impairment should be charged to earnings in the current period and a new cost basis for the security is established.  Subsequent increases in the cost basis of an impaired investment as a result of a recovery in fair value are prohibited.

The Company has a policy under which they conduct periodic reviews of marketable securities to assess whether other-than-temporary impairment exists.  A number of factors are considered in performing an impairment analysis of securities.  Those factors include:

a)	The length of time and the extent to which the market value of the security has been less than cost;

b)
The financial condition and near-term prospects of the issuer, including any specific events which influence the operations of the issuer (such as changes in technology that may impair the earnings potential of the investment, or the discontinuance of a segment of a business that may affect the future earnings potential); and

c)	The intent and ability of the Company to retain its investment in the issuer for a period of time that allows for any anticipated recovery in market value.

The Company also takes into account changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Ecopetrol’s marketable security portfolio consists only of debt securities, such as treasuries, bonds, and commercial paper. For this reason, the Company has an internal policy to limit the ratings of their investments and issuers to the following ratings:

Credit Rating Agency	Short-term Credit Rating	Long-Term Credit Rating
Standard & Poor’s	A-1	A
Moody’s Investors Services	P-1	A2
Fitch Ratings	F-1	A

If the credit rating of an issuer or an investment drops below the aforementioned limits, the Company must sell the investment within 10 days.  Investment securities were assessed for other than temporary impairment.  For U.S. GAAP purposes, the Company recognized additional impairments and recuperations of impairments relating to investment securities sold. For 2008, a major contributing factor to these losses was the global financial crisis. For 2007 and 2006 a major contributing factor to these losses was that Ecopetrol had a large portion of their investments in securities denominated in U.S. dollars.  The weakening of the U.S. dollar as compared to the Colombian peso thus forced a lot of these securities into a loss position.

ii.	INVESTMENTS IN NON-MARKETABLE SECURITIES

a.	Equity Method

Under Colombian Government Entity GAAP as in effect for 2008, equity securities for which prices are unquoted, or for which trading volume is minimal, and the Company does not control the investee, are accounted for under the cost method and subsequently are valued by the shareholders' equity comparison method.  Under the equity comparison method, the Company accounts for the difference between its proportionate share of shareholders' equity of the investee and its acquisition cost, adjusted for inflation through 2001, in a separate revaluation account in the assets and equity (revaluation surplus), if the proportionate share of shareholders’ equity of the investee is higher than its cost or as an allowance for losses, affecting net income, if the cost is higher than the proportionate share of shareholders’ equity of the investee.  The proportionate share of shareholders’ equity is considered as the market value for this purpose and is known as intrinsic value.  Under this method, the Company only records dividends as income when received. From 2008 the RCP incorporated the concept of significant  influence for the recognition of investments in associated entities and established the equity method to update these investments in a manner similar to U.S. GAAP as described below.  Until 2007 the investments in associates were recognized using the equity comparison method.

Under U.S. GAAP, an investment in a non-marketable equity security is recorded using the equity method when the investor can exercise significant influence over the investee, or the cost method when significant influence cannot be exercised. Investments accounted for using the equity comparison method under RCP are accounted for using the equity method for U.S. GAAP.   Under the equity method of accounting for U.S. GAAP the carrying value of such an investment is adjusted to reflect (1) the Company’s proportionate share of earnings or losses from the investee and (2) additional investments and distributions of dividends.   The Company’s proportionate share of income or loss is reported in earnings but any dividends or additional investments are reported only as an adjustment of the carrying amount of the investment.  The income tax consequences that the Company would incur as a result of equity earnings have been reported by the Company as additional deferred income tax expenses and deferred tax liabilities.

The differences between the application of the cost and equity comparison methods under RCP and the equity method under U.S. GAAP were:

•	Reversal of revaluations and allowances for losses recorded under RCP
•	Reversal of inflation adjustments recorded under RCP
•	Inclusion of share of earnings or losses under U.S. GAAP, net of intercompany eliminations.
•	Inclusion of share in other comprehensive income under U.S. GAAP.

The summary of the investments valued by the equity method for U.S. GAAP purposes is shown in the following table:

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

For the Year Ended December 31, 2008

Company	Percentage Of Voting Interest	Equity Calculated under US GAAP	Equity Under Colombian GAAP	Assets Under Colombian GAAP	Liabilities Under Colombian GAAP	Net Income (Loss) Under Colombian GAAP	Investment Under US GAAP Equity Method

Oleoducto de Colombia S.A.	44%	$3,716	$109,967	$150,450	$40,483	$(23.862)	$-
Invercolsa S.A.	32%	262,856	501,896	503,194	1,298	111.773	83,496
Serviport S.A.	49%	2,909	12,768	16,092	3,324	(500)	1,425
Refinería de Cartagena S.A.	49%	2,276,788	2,601,628	3,110,642	509,014	9,478	1,115,624
Ecodiesel S.A.	50%	11,282	15,579	63,614	48,036	76	5,641
							$1,206,186

For the Year Ended December 31, 2007

Company	Percentage of Voting Interest	Equity Calculated Under U.S. GAAP	Equity Under Colombian GAAP	Assets Under Colombian GAAP	Liabilities Under Colombian GAAP	Net Income (Loss) Under Colombian GAAP	Investment Under US GAAP Equity Method

Oleoducto de Colombia S.A.	44%	$20,072	$121,101	$134,271	$13,170	$(10,714)	$-
Invercolsa S.A.	32%	178,228	425,689	586,049	57,847	58,081	56,605
Serviport S.A.	49%	3,240	13,374	16,336	2,962	(207)	1,587
Refinería de Cartagena S.A.	49%	1,508,744	1,833,758	2,273,797	440,039	(20,790)	739,285
Ecodiesel S.A.	50%	$14,738	$15,502	$16,016	$514	$2	7,369
							$804,846

The number of shares which the Company owns with respect to its investment in Invercolsa S. A. has been subject to a legal dispute with another Invercolsa shareholder.  Numerous court decisions have ruled in favor of both the Company and the other shareholder, with the final outcome still unknown.  As a result of these court decisions, the number of shares owned by the Company has fluctuated, from the current 31.76% to more than 50%.  Consequently, applying appropriate GAAP in both Colombia and the U.S., which is based on the Company’s percentage ownership of the investee, would result in different accounting treatment each time a court decision was handed down.  Therefore, until the final legal outcome is known, the Company has decided to record the investment under the equity method for US GAAP purposes, applying the lower percentage owned (31.76%) during all of the years that the Company has had an ownership interest in Invercolsa S.A.  As such, the amount of the Company’s investment is adjusted only for its proportionate share of Invercolsa’s net income or loss and any dividends received or additional investments made, and no adjustment is made for changes in Invercolsa’s estimated fair value.

b.	Variable Interest Entity (VIE)

Under U.S. GAAP, Financial Accounting Standards Board Interpretation (FIN) No. 46(R), Consolidation of Variable Interest Entities, clarifies the application of ARB No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support.  ARB No. 51 requires that consolidated financial statements include subsidiaries in which the company has a controlling financial interest, i.e., a majority voting interest.  Application of the majority voting interest requirement to certain types of entities may not identify the party with a controlling financial interest because that interest may be achieved through other arrangements.  Under FIN No. 46(R), a company shall consolidate a variable interest entity if that company has a variable interest that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.  In determining whether it is a primary beneficiary of a variable interest entity, a company shall treat variable interests in that same entity held by the company’s related parties as its own interest.  Under RCP, consolidated financial statements only include subsidiaries in which the company has the majority voting interest.  Based on the FIN 46(R) definition, Ecopetrol identified that its investment in Oleoducto Central S.A. (hereinafter Ocensa), valued at cost under RCP, should be consolidated as a VIE for U.S. GAAP purposes.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Ocensa is a mixed economy company organized in accordance with Colombian laws in December 1994, with a duration expiring in December 2093 and dedicated to designing, constructing, operating, managing, commercially exploiting and owning an oil transportation system for public use, without any limitation, including maritime ports and oil terminals, whose starting point is located in the Cusiana and Cupiagua oil fields, Department of Casanare, and whose final point is located in the Coveñas shipment port, in the municipalities of San Antero, Department of Córdoba and Coveñas, Department of Sucre.  Ocensa is defined as a Port Company, per Resolution 0155 of March 29, 2000 of the Ports Superintendency.

Ecopetrol S.A. owns 35.29% of Ocensa.  Ocensa is a VIE because Ecopetrol contractually absorbs 60% of the operating expenses of Ocensa through tariffs.  A minority interest owner is entitled to a cumulative annual preferred return on its investment amounting to US$16.968892 per share on 1,274,576 shares for a total of US$21,628,142 annually.  The interest of the preferred owner is 24.71% at December 31, 2008 and 2007 and will revert to Ecopetrol upon retirement of its investment.

The summary of Ocensa financial information under USGAAP as of and for the years ended December 31, 2008, 2007 and 2006 follows:

	2008	2007	2006

Assets	$1,000,110	$1,255,285	$1,674,734
Liabilities	106,447	371,907	801,369
Equity	$893,663	$883,378	$873,365
Net income (loss)	$10,284	$33,901	$(11,255)

c. Cost Method Investments

For investments in non-marketable securities that the Company has determined should be accounted for under the cost method in accordance with U.S. GAAP, the inflation adjustment and the valuation recorded under RCP were reversed.   The effect is all recorded in shareholders’ equity.

The following table lists those non-marketable equity investments held by the Company at December 31, 2008 and 2007 which are accounted for using the cost method:

December 31, 2008:

Investment	Number of Shares	Participation Percentage	Cost

Interconexión Eléctrica S.A. E.S.P.	58,925,480	6	$124,113
Empresa de Energía de Bogotá S.A. E.S.P	6,310,980	7	151,932
Total			$276,045

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

December 31, 2007:

Investment	Number of Shares	Participation Percentage	Cost

Interconexión Eléctrica S.A. E.S.P.	58,925,480	6	$124,113
Empresa de Energía de Bogotá S.A. E.S.P	6,310,980	7	151,932
Colombia Telecomunicaciones S.A.	100	-	1
Total			$276,046

Under U.S. GAAP (EITF 03-1), assets held at cost, including non-marketable equity investments, should be evaluated for impairment if the Company is aware of any events or changes in circumstances that may have significant adverse effects on the fair value of the investment.  If the Company believes such circumstances exist, the Company would estimate the asset’s fair value and compare that to cost to determine if any impairment is necessary.  The Company believes no such events or changes in circumstances existed at the balance sheets dates.  However, the Company used market values established under RCP to assess impairment of these investments and determined that they were not impaired.

iii. INVESTMENT IN UNCONSOLIDATED SUBSIDIARIES

Certain of the Company’s wholly-owned subsidiaries (including a company in which Ecopetrol had a 99.93% voting participation) were discontinued and completely liquidated during 2006.  The decision to liquidate these subsidiaries was made in 1998 and, at the same time, operations ceased.  Pursuant to PGCP, when a controlled company is liquidated, consolidation is suspended.  Also, the assets and liabilities of the companies in liquidation are adjusted to net realizable value.  The financial statements for 2006, prepared under PGCP, reflect the gains and losses from these liquidations.

Under U.S. GAAP, these entities were still subject to consolidation until they were completely liquidated.  Consequently, an estimate was made of the amount for which the investment in these companies should have been valued at the beginning of 2006 to determine the amount of the liquidation that should be reclassified to retained earnings.  An amount of $136,372 was reclassified to retained earnings because, under PGCP, gains from the liquidation of these companies were recorded in 2006, whereas under U.S. GAAP, gains were recognized in previous years.  Cash received from liquidations was $128,210.  Accounting for discontinued operations in 2006 for U.S. GAAP was not necessary as the Company ceased operations of the affected subsidiaries at the time Management made the decision to liquidate in 1998.

iv.	DERIVATIVES

Ecopetrol is exposed to market risk from changes in foreign currency exchange rates, interest rate risk of its financial obligations and to commodity price risk, resulting from the fluctuations of international crude oil prices, which affect its earnings, cash flows and financial condition. Ecopetrol manages its exposure to these market risks through its regular operating and financial activities and, when appropriate, through the use of derivative financial instruments. Ecopetrol has established a control to assess, approve and monitor derivative financial instrument activities. Ecopetrol does not buy, hold or sell derivative financial instruments for trading purposes. Ecopetrol's primary foreign currency exposures relate to the US dollar; however, Ecopetrol manages its foreign currency risk position internally, using non delivery forwards, according to the size of the mismatches between its asset-liability position in US Dollars and its asset-liability position in Colombian pesos.  If no mismatches occur Ecopetrol has a perfect natural hedge. Ecopetrol also utilizes other derivative agreements to mitigate changes in the fair value of commodities.  None of the derivatives qualify for hedge accounting.

At December 31, 2006, all of Ecopetrol’s financial debt was at variable rate.  To cover changes in interest rates, Ecopetrol held two interest rate swap of contracts.  Accordingly, a change in market interest rates would not have a material effect on Ecopetrol's interest expense but would affect the fair value of Ecopetrol's debt.  These swap contracts expired in March 2007 with no material effect on the financial position.  The Company did not enter into any commodity forward contracts in 2006.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

At December 31, 2008 and 2007, there were no commodities forward nor interest rate swaps contracts open.  Total losses incurred in 2008 and 2007 were $69,903 and $43,696, respectively.

Under RCP, the difference between the amounts paid and received under these arrangements is recognized as financial income or expense.  In a swap arrangement, if the net payment will result in a payment to the counterparty, this is recorded as interest payable and thus is accrued as a liability.  If the net payment will result in a payment to be received from the counterparty this is recorded as interest receivable.  Both the interest payable and interest receivable resulting from net swap payments are recorded using current rates for the period.  Commodity forward contracts are not recorded in the financial statements until exercised.  Thus, their fair value gains and losses are not separately recorded in the financial statements.

U.S. GAAP requires that all derivative instruments are recorded on the balance sheet at fair value.  Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated to be part of an effective cash-flow hedging transaction or an effective fair-value hedging transaction.  Derivative instruments that do not meet the requirements of either a cash-flow or fair value hedge would be recorded at fair value on the balance sheet with the fair value gains and losses of the instrument recorded in the income statement.

Under U.S. GAAP, embedded derivative instruments shall be separated from the host contract, and accounted for using different measurement attributes, if certain conditions are met.  In the case of the Company, some contracts to which the Company is counterparty include embedded foreign exchange derivatives.  According to FASB DIG Issue B21, these contracts do not require separate accounting for the embedded derivative and the host contract because contract payments are made in the functional currency of a party to the contract or contract payments are made in a currency in which the price of the good or service delivered is routinely denominated in international commerce.

Gas imbalance agreements were evaluated to identify if they were derivatives. Management concluded these agreements are not derivatives because they do not contain notional amounts.

v.	EXCHANGE OF NON-MONETARY ASSETS

During 2007, the Company exchanged fixed assets with a cost of $234,371 for a 49% interest in Refinería de Cartagena S.A.  The Company estimated the fair value of the investment at $1,369,546.   Under RCP, this difference between the cost of assets given and the fair value of assets received was recorded as an increase to asset revaluation and equity.  However, under U.S. GAAP (EITF 01-2), 51% of the difference between the cost of assets given and the fair value of assets received, which the Company determined to be a more reliable indicator of the value of the exchange, was recorded in the results of operations as a gain amounting to $579,241.  The remaining 49% of the difference, equivalent to $556,236 is to be amortized in the period of depreciation of the equipment.  The reconciliation also includes $55,623 in 2008 and $27,812 in 2007 corresponding to the amortization of the deferred gain.

vi.	DEFERRED CHARGES

Under RCP, the Company deferred certain pre-operating expenses and other deferred charges, which are expensed as incurred under U.S. GAAP.  These charges include research studies and projects in the research and development phase.  Normal recurring maintenance is also included in this category.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

vii.	EMPLOYEE BENEFIT PLANS

Pension, health care, education and other benefit plans

Under Colombian Government Entity GAAP, the Company estimates the net present value of its actuarial liability for all pension and other post-retirement obligations.  Annually, the Company estimates the net present value of the actuarial liability and adjusts the recorded liability accordingly.  The amount of the adjustment is reflected in the Company’s net income.  Funds are set aside to settle this liability and are reflected as Pension Plan Assets in the Company’s consolidated balance sheets as of December 2007. As discussed in Note 17, as of December 31, 2008 those pension plan assets were effectively netted against the corresponding pension obligation liability.

For other post-retirement benefits, the payments are made according to seniority and the salary at the time of retirement, as stipulated in the Collective Labor Agreement and the Agreement No. 01.

Under the post-retirement benefits plan for Ecopetrol personnel, the Company covers 90% of educational expenses for children of employees, including enrollment fees, tuition and other associated costs.  A fixed annual sum, depending on grade level, is also provided for the acquisition of textbooks.  Educational coverage includes kindergarten, elementary scholl, high school and college.   Ecopetrol´s financial statements must also show the cost of post-retirement educational benefits for children of retired employees, since benefits continue irrespective of retirement or death.

According to the Collective Labor Agreement and Agreement No. 1, the Company will pay for health services for employees and enrolled family members.  Health services include:  office visits and required laboratory services, drugs, diagnostic examinations, ambulatory treatment, hospitalization due to illness or accident, surgery due to illness or accident, maternity and rehabilitation treatments and orthopedic parts.   Therefore, such post-retirement health benefit costs, are recorded in the RCP Ecopetrol financial statements, since retired workers and enrolled family members continue to receive full medical coverage.  The same is true for deceased non-retired employees.

U.S. GAAP requires the recognition of pension, health care and education plans costs based on actuarial computations under a prescribed methodology which differs from that used under RCP. For purposes of U.S. GAAP reconciliation, the transition obligation calculated at the date the Company adopted Statement on Financial Accounting Standard No. 87, Employers Accounting for Pensions (SFAS 87) is being amortized from January 1, 1989, for a period of 16.64 years for the pension plan.  The transition obligation for the education and medical plan is being amortized from January 1, 1995, for a period of 10.64 years.

In addition, the Company under Colombian law must pay pension bonds for certain employees when they leave Ecopetrol. And those bonds payable accrue interest at the DTF rate, which rate averaged 10.90% for 2008 (8.86 % for 2007 and (7.61 % for 2006).

The economic assumptions used in the determination of pension obligations under U.S. GAAP differ from those used under RCP because the latter are established annually by the Colombian regulations.

The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2008, 2007 and 2006 are summarized below: (all obligations were measured at the year end).

	2008			2007			2006
Components of net periodic benefit costs:	Pension	Other Benefits (*)	Total	Pension	Other Benefits (*)	Total	Pension	Other Benefits (*)	Total

Service cost	$57,957	$20,549	$78,506	$58,608	$20,352	$78,960	$54,245	$17,550	$71,795
Interest cost	861,042	787,838	1,648,880	757,536	302,210	1,059,746	711,394	272,072	983,466
Expected Return on plan assets	(366,541)	(78,806)	(445,347)	(292,564)	(63,184)	(355,748)	(724,117)	(159,300)	(883,417)
Amortization of net (gain) or loss	270,231	143,337	413,568	904,528	232,876	1,137,404	214,388	48,845	263,233
Net periodic pension cost under U.S. GAAP	822,689	872,918	1,695,607	1,428,108	492.254	1,920,362	255,910	179,167	435,077
Net periodic pension cost under Colombian GAAP	109,530	(353,958)	(244,428)	(526,277)	(348,711)	(874,988)	(474,303)	(284,737)	(759,040)
Difference to be recognized under U.S. GAAP	$932,219	$518,960	$1,451,179	$901,831	$143,543	$1,045,374	$(218,393)	$(105,570)	$(323,963)
(*) Other benefits include education, health, pension bonds and accrued severance.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The changes in the benefit obligations and  in plan assets for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2008 and 2007, are summarized below:

	Pension Plans		Other Benefits
	2008	2007	2008	2007
Reconciliation of projected benefit obligation:
Projected benefit obligation as of January 1	$(8,602,489)	$(8,199,691)	$(2,865,655)	$(2,620,948)
Cost of service	(57,957)	(58,608)	(20,549)	(20,352)
Cost of interest	(861,042)	(757,536)	(787,838)	(302,210)
Actuarial (gain) loss	116,506	(45,298)	(341,386)	(83,411)
Benefit payments	494,843	458,644	177,386	161,266

Projected benefit obligation as of December 31	(8,910,139)	(8,602,489)	(3,838,042)	2,865,655
Reconciliation of plan assets:
Fair value of plan assets as of January 1	7,815,380	7,369,376	1,680,294	1,591,521
Reclassification between plan assets	216,553	-	(216,553)	-
Actual return on plan assets	964,577	362,027	207,383	63,184
Company contributions	-	83,977	-	18,055
Benefits paid	(494,843)	-	-	-
Actuarial (gain) loss	-	-	-	7,534
Fair value of plan assets as of December 31	8,501,667	7,815,380	1,671,124	1,680,294

Projected benefit obligation, as of December 31	(479,318)	343,371	(1,545,629)	(850,097)
Amounts recognized in other comprehensive income (loss)	70,846	(1,130,480)	(621,289)	(335,264)
Net liability	(408,472)	(787,109)	(2,166,918)	(1,185,361)
Net liability under RCP	-	(119,583)	(2,011,576)	(1,133,620)
Net effect under pension plan and other benefits	$(408,472)	$(667,526)	$(155,342)	$(51,741)

Net liability of employee benefit plans is classified as follows:

	Pension Plans		Other Benefits		Total
	2008	2007	2008	2007	2008	2007
Current portion	$-	$(102,920)	$(210,294)	$(160,806)	$(210,294)	$(263,726)
Long-term portion	(408,472)	(684,189)	(1,956,624)	(1,031,854)	(2,365,096)	(1,716,043)
Net liability	$(408,472)	$(787,109)	$(2,166,918)	$(1,192,660)	$(2,575,390)	$(1,979,769)

For U.S. GAAP purposes, plan assets are shown net of the pension obligations.  There are no differences between the fair value of plan assets under RCP and U.S. GAAP.

Under U.S. GAAP, the Company applies the provisions of Statement on Financial Accounting Standard No. 87, as amended by Statement on Financial Accounting Standard No. 132(R), Employers Disclosure about Pension and Other Post-retirement Benefits, an amendment to FASB Statements No. 87, 88 and 106".  The Company adopted Statement on Financial Accounting Standard No. 158, Employers Accounting for Defined Benefit Pension and Other Postretirement Plans (SFAS 158) effective January 1, 2006, in respect of its defined benefits pension, health and education plans.  This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through Accumulated Other Comprehensive Income, as a separate component of shareholders’ equity.  The actuarial calculations are estimated at year end dates.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

As of December 31, 2008 and 2007, the amounts recognized in the balance sheet related to pension, health, education and severance obligations consist of:

	2008	2007
Long-term liability
Pension	$408,472	$684,189
Health	1,586,115	23,456
Education	365,169	-
Bonds	5,340	1,008,398
Total long-term liability	$2,365,096	$1,716,043

As of December 31, 2008 and 2007, the amounts recognized in accumulated other comprehensive loss, related to pension, health and education obligations consist of:

	2008	2007
Other comprehensive income
Actuarial income (loss)
Pension	$70,849	$(1,130,480)
Health	(1,747,418)	(209,690)
Education	(464.764)	(125,574)
Bonds	1,590,890	-
Total other comprehensive income (loss)	(550,443)	(1,465,744)
Deferred income tax effect	181,646	483,696
Total	$(368,797)	$(982,048)

The Company expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost during 2009:

Health	$1,566,924
Education	$425,167

For the pension plan obligation there was a gain of $ 116,506 during 2008.   The outstanding cumulative gain at December 31, 2008 was $ 70,846. Since this accumulated gain is less than 10% of the projected benefit obligation or the pension assets, no amortization charge in necessary for 2009.

For the medical plan, there was a liability loss of $ 299,495 during 2008.  The outstanding cumulative loss at December 31, 2008 was $ 1,747,418.   Since this accumulated loss is greater than 10% of the accumulated post-retirement benefit obligation or the plan assets, an amortization charge of $ 1,566,924 is necessary for 2009.

For the education plan, there was a liability loss of $ 41,891 during 2008.  The outstanding cumulative loss at December 31, 2008 was $ 464,731. Since this accumulated loss is greater than 10% of the accumulated post-retirement benefit obligation or the pension assets, an amortization charge of $ 425,167 is necessary for 2009.

The economic assumptions adopted are shown below in nominal terms. Those assumptions used in determining the actuarial present value of the pension obligation and the projected pension obligations for the plan years were as follows:
	2008			2007
	Pension	Health	Education	Pension	Health	Education
Discount rate	11.98%	11.98%	11.98%	10.29%	10.29%	10.29%
Rate of compensation and pension increases.	9.67%	8.67%	7.67%	6.71%	7.20%	5.69%
Expected rate of return	4.69%	4.69%	4.69%	3.97%	3.97%	3.97%
Mortality table	*	*	*	*	*	*

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

* Colombian mortality table ISS, male and female, 1981-1989.

The rate of return on the pension fund during 2008 was 12.59%, and the cost of living during the same period reached a value of 7.67%, bringing the actual rate of return, to 4.57%.  However, bearing in mind that a new mortality table in 2009 is expected to indicate a decrease, a discount rate of 11.89%, corresponding to an actual discount rate of approximately 4%, is considered reasonable.

Estimated future benefit payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Period	Pension Benefits	Health Care Benefits	Education Benefits
2009	$498,459	$138,558	$61,172
2010	506,616	130,456	48,707
2011	495,288	125,581	46,137
2012	483,758	120,822	42,848
2013	472,171	116,301	39,805
Years 2014 – 2018	1,594,906	380,148	110,645

All of the benefits estimated in the table above are to be paid from plan assets.  The Company does not have any insurance policies that are intended to cover benefits that plan participants are to receive.

Furthermore, at the current time the company does not intend to contribute to the fund in the upcoming fiscal year. Management believes that the plan assets will provide for a return sufficient to cover any payments that are necessary to be made in the upcoming year.

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans.  A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Percentage Point
	Increase	Decrease
Effect on total of service and interest cost	$21,229	$14,852
Effect on postretirement benefit obligation	$2,013,264	$1,629,896

Plan assets

Pension, health care and education benefits, are covered by assets in a single fund with the following investment allocation:

	2008	2007
Government securities	64%	66%
Private bonds	13%	9%
Foreign currency	3%	5%
Other	20%	20%
	100%	100%

The plan assets do not contain any shares of stock of Ecopetrol or any of its related parties.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

In 2007, the Company was in the process of outsourcing administration of its pension plan to a third party (known as a partial transfer.)  As a result of this process, under RCP, the discount rate was reduced from 4.8% to 4.0%, the effect of which was an additional pension liability of $869,927. For U.S. GAAP purposes, the provision was reversed, because the partial transfer is not a settlement, as defined by SFAS 88. For U.S, GAAP purposes, the Company used the discount rate in accordance with SFAS 87 to prepare its actuarial calculation.  The amount reversed at December 31, 2007 and 2006 was $869,927.

As a result of the process mentioned above, on October 28, 2008 the Ministry of Finance and Public Credit approved the partial transfer (“commutation”) of the pension obligation of the Company, which was then approved by the Ministry of Social Security, according to the actuarial calculation at December 31, 2008 in the amount of $10,092,528. Because Ecopetrol continues to be financially responsible for the transferred pension liability, this amount is recognized in the same way for US GAAP purposes.

viii.	PROVISIONS, ALLOWANCES AND CONTINGENCES

Prior to September 5, 2007, under RCP, a provision was recorded for a contingent event at the time a judgment was issued against the Company, without reference to the evaluation of the probable final outcome.  On September 5, 2007, the CGN issued Resolution 356 which provides that a provision was to be recorded for a contingent event if the evaluation of the outcome was evaluated to be probable.  Such methodology evolved in 2008 to be based on the “credit system” of the Nation used by the Ministry of the Interior and  Justice. Up to October 31, 2008, Ecopetrol recognized the provisions by the methodology it had been using in the past.  The term probable as used was interpreted in practice under RCP to mean “more-likely-than-not”.  As a result, the provision for legal processes included in Estimated Liabilities and Provisions was increased by $951,158 during 2007 to reflect the implementation of the new rule.  Additionally, the amount at which the provision is valued under RCP is the estimated amount of the loss at the end of the year. In 2008, the modification of the methodology generated a net decrease (recoveries and new provisions) of $425,376, recorded in December 2008.

For U.S. GAAP, Statement of Financial Accounting Standards No. 5, Accounting for Contingencies (“SFAS 5”), provides the guidance for recording contingencies.  Under SFAS 5, there are three levels of assessment of contingent events – probable, reasonably possible and remote.  The term probable in SFAS 5 is defined as “the future event or events are likely to occur”.  The term reasonably possible is defined as “the chance of the future event or events occurring is more than remote but less than likely”.  And the term remote is defined as “the chance of the future event or events occurring is slight”.

Under SFAS 5, an estimated loss related to a contingent event is to be accrued by a charge to income if both of the following conditions are met:

•
Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements.

•	The amount of loss can be reasonably estimated.

The amount recorded is an estimate of the amount of loss at the date of the financial statements.  If the contingent event is evaluated to be reasonably possible, no provision for the contingent event may be made, but disclosure of the event is required.

As a result of the difference in the definition of “probable” between RCP and U.S. GAAP, and the general interpretation of the definition in practice in Colombia, there is a difference in the amount of the provision for legal proceedings.  This difference increased significantly during 2007 as a result of the rule change issued by the CGN.  Additionally, in 2008 and 2007, there was a difference in the amount at which the provision for loss is recorded, as described above.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

In 2007, the Company received a claim from a provider of natural gas transportation services for tariffs due in accordance with the terms of their contract.  The contract called for Ecopetrol to reimburse this provider for any increase in related tariffs that arose due to changes in tax law in Colombia.  The tariffs were increased several years ago and Ecopetrol had not reimbursed this provider for this expense.  Under RCP, the Company recorded the charge for this expense, and a related liability, in 2007, the year the Company became aware of the claim.  For U.S. GAAP purposes, the Company restates its prior years’ financial statements to record this expense in those periods when the tariff expense should have been recognized.  Thus, the 2006 and 2007 U.S. GAAP financial statements reflect the liability and the effect of the prior period adjustment in retained earnings.  The difference in the timing of when this expense was recognized under RCP as compared to U.S. GAAP results in a reconciling item in net income in 2007 and 2006.  This adjustment increased (reduced) net income by $2,537 and ($303) in 2007 and 2006, respectively.

ix.	DEFERRED INCOME TAXES

Under RCP, deferred income taxes are generally recognized only for temporary differences arising from the income statement.  Under U.S. GAAP, deferred tax assets or liabilities must be recorded for all temporary differences between the financial and tax bases of assets and liabilities.  A valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.

The Company and its subsidiaries file separate income tax returns because the tax regulations do not allow consolidated income tax returns.  There are no requirements to file tax returns by segments.  Tax returns are required for each legal entity.

The following information regarding income taxes has been prepared under U.S. GAAP:

Income Taxes

Total income taxes for the years ended December 31, 2008, 2007 and 2006 were comprised as follows:

	2008	2007	2006
Income tax expense	$4,579,304	$2,544,590	$1,136,722
Income tax effects based on items of Other Comprehensive Income:
Pension Plan Liability	(302,050)	358,277	356,002
Available-for-sale securities	(236,974)	(6,364)	(11,646)
	$4,040,280	$2,896,503	$1,481,078

Income tax expense attributable to income from continuing operations consists of:

	2008	2007	2006

Current provision	$3,648,451	$2,045,997	$1,535,088
Deferred tax	930,853	498,593	(398,366)
	$4,579,304	$2,544,590	$1,136,722

In 2008, 2007 and 2006, subsidiaries in foreign countries have not generated taxable income and, consequently, they have not incurred income tax expense.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Tax Rate Reconciliation

Income tax expense attributable to income from continuing operations was $4,579,304, $2,544,590 and $1,136,722 for the years ended December 31, 2008, 2007 and 2006, respectively, and differed from the amounts computed by applying the income tax rate of 33% in 2008, 34% in 2007 and 38.5% in 2006 to pretax income from continuing operations as a result of the following:
	2008	2007	2006
Nominal income tax	33.00%	34.00%	38.50%
Non – taxable income	(1.09)%	(0.89)%	(7.75)%
Non – deductible expenses	3.56%	1.14%	1.52%
Effect of contribution in kind	0.00%	(1.69)%	(11.77%
Others	1.94%	0.08%	(3.67)%
Exempt revenue	(3.29)%	(3.37)%	(3.80)%
Changes in tax rate	0.00%	0.10%	1.60%
Effect of foreign profit taxed at other rate	(0.02)%	0.00%	0.00%
Effective income tax under U.S. GAAP	34.10%	29.21%	14.63%

Non – taxable income in 2006 includes FAEP and a prior year adjustment related to deferred income taxes under RCP.

Deferred Taxes

The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Deferred income tax expense (exclusive of the effects of other components below):
Accounts payable	$8,192	$111,514	$(36,028)
Inventories, principally due to inflation adjustments	(14,554)	(54,565)	14,480
Property, plant and equipment, principally due to DD&A and inflation adjustments	521,649	190,536	(690,432)
Deferred charges	(70,630)	379,099	230,904
Capital lease asset	10,488	50,820	53,997
Monetary Correction and other	(39,573)	377,656	(23,066)
Investment	655,164	175,221	-
Direct finance lease	-	(461,312)	(32,288)
Estimated liabilities and provisions	(106,139)	75,919	(178,861)
Accounts and notes receivable	(19,110)	(431,134)	48,744
Labor obligations	51,299	13,305	-
Deferred income	(156,470)	-	-
Natural and environmental resources due to inflation adjustments and capitalized expenses	(11,979)	(26,418)	38,990
Valuation allowance	2,063	8,083	-
Additional tax discount on the acquisition of productive assets according to EITF 98-11	637,418	462,676	169,569
Other	(4)	1,645	(8,319)
	1,467,814	873,044	(412,310)

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Amortization of actuarial loss recorded in OCI	(302,050)	(375,343)	(114,637)
Unrealized loss in available for sale securities	(236,974)	(7,428)	2,728
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	-	8,399	123,635
Increase (decrease) in beginning-of-the-year balance of the revaluation allowance for deferred income tax assets	2,063	(79)	2,218
	$930,853	$498,593	$(398,366)

The adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates includes amounts of $7,812 relating to the December 31, 2006, enactments of tax reform legislation.  This legislation reduced the corporate income tax rate as indicated above.  The Company recognized the impact of the future rate changes in 2006, the year of enactment of the legislation.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 and 2008 and 2007 are presented below:

	2008	2007
Deferred income tax assets and liabilities

Deferred income tax assets:
Inventories	$79,650	$65,096
Investments, principally due to inflation adjustments	1,598,571	33,147
Accounts and notes receivable	12,686	-
Deferred income	156,470	-
Property, plant and equipment, principally due to DD&A and inflation adjustments	933,028	1,454,677
Deferred charges	178,021	107,391
Financial obligation, principally due to capitalized leasing	162,112	172,600
Pension obligations	186,059	237,358
Accounts payable	113,592	121,784
Other	4	-
Estimated liabilities and provisions	679,466	573,327
Total gross deferred income tax assets	4,099,659	2,765,380
Less valuation allowance	(10,146)	(8,083)
Deferred income tax assets	4,089,513	2,757,297

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008	2007
Deferred income tax liabilities
Accounts and notes receivable	6	6,430
Natural and environmental properties due to inflation adjustments and capitalized expenses	181,011	192,990
Monetary correction and other	490,210	529,783
Investments	2,224,572	3,984
Deferred income tax liabilities	2,895,799	733,187
Net deferred income tax assets	$1,193,714	$2,024,110

The valuation allowance for deferred income tax assets as of December 31, 2008 and 2007 was $10,146 and $8,083, respectively. The valuation allowance was primarily related to the effect on income tax related to inflation adjustments of lands that, in the judgment of management, are not more likely than not to be realized because lands are not depreciated and there are no plans to sell these lands.  In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at December 31, 2008.

x.	REVENUE RECOGNITION

a.1	FAEP

The Colombian government created and regulated in Law 209 of 1995 the savings and stabilization fund for the oil sector (Fondo de Ahorro y Estabilización Petrolera, or FAEP) with the exclusive dual purpose of fiscal savings and macroeconomic stabilization, and government management of overseas accounts.  The law required the Company to defer a certain portion of cash received in U.S. dollars from sales to third parties into FAEP.  Banco de la República (Colombian Central Bank) acted as the portfolio manager of the funds and monies were withdrawn in accordance with the formula specified in the law.

Under RCP, contributions to FAEP were recorded as increases to deferred income and an asset account for the same amount.  No revenue was recognized for contributions to FAEP despite the completion of a sale.  Distributions out of the fund were recorded as revenue, with corresponding decreases in the deferred income and the FAEP asset accounts.  The amount of income that was deferred under RCP and the cash deposited into the Fund through December 31, 2005 amounted to $3,187,887.  In 2006, an additional $774,160 was deferred and an equivalent amount was deposited into the fund; and an exchange loss of $117,880 was recorded in the fund.  In 2007, an additional $316,497 was deferred and an equivalent amount was deposited into the fund; and an exchange loss of $97,127 was recorded in the fund.  During 2007, the Colombian government issued Law 1151 of 2007 by means of Decree 3238 of August 27, 2007, which rescinded Law 209 of 1995 and declared that Ecopetrol’s contributions to the fund and not previously distributed to the Company pursuant to Law 209 belonged to the Colombian government.  The total amount remitted to the Government was $4,063,537.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Until December 31, 2007, the amount of the deferred income was recognized for U.S. GAAP purposes, considering that this deferral responded to a Government saving program with the purpose of maintaining macro-economic stability in the country and that the transaction with the third party was complete.  Further, the effective receipt by the Government of the fund balance in August 2007 was treated as a distribution to its sole shareholder under U.S. GAAP.

b.1	Natural Gas Imbalance

For US GAAP purposes, the Company utilizes the entitlement method of accounting for natural gas balancing arrangements, by which the amount of natural gas sold is based on its shared interest in the properties.  The Company’s natural gas imbalance positions at December 31, 2008 and 2007 were $8,755 and $5,838 in favor, equivalent to 777,790 MBTU and 1,052,182 MBTU, respectively.  Under RCP, natural gas imbalances are settled with a purchase or sale to the partner and are accounted for at the end of each period.

b.2	Over and Under

For U.S. GAAP purposes, the company utilizes the entitlement method of accounting for over and under positions by which the amount of crude oil sold is based on its shared interest in the properties.  The company’s crude oil imbalance position at December 31, 2008 was $32,576 against Ecopetrol and, at December 31, 2007 was $155,638 in favor equivalent to 360,730 and 923,134 barrels, respectively. Under RCP the Company recognizes receivables from or payables to partners based on the cost of the inventory.  Under U.S. GAAP, revenue and cost of sales were recognized based on market prices.

b.3	Cost of Sales

The related cost of sales for Over and Under transactions described in b.1 and b.2 above amounted to $152,375 for 2006 while during 2008, 2007 the effect represented an additional  recognition under US GAAP of $(8,887) and $16,607, respectively, in comparison with the amount recognized under RCP.

c.	Exchange Losses

For U.S. GAAP purposes, the Company recognized exchange losses originated from FAEP funds. Under PGCP, exchange losses on FAEP funds were offset with deferred income. Exchange losses were $97,127 in 2007 and $117,880 in 2006.

xi.	INFLATION ADJUSTMENTS

The RCP consolidated financial statements were adjusted for inflation based on the variation in the IPC (Colombia’s equivalent to the consumer price index in the United States) for middle income-earners, from January 1, 1992, to December 31, 2001. The adjustment was applied monthly to non-monetary assets, equity (except for the valuation surplus) and memorandum accounts.

Financial statements are only adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment. The environment in which the Company has operated has not been hyperinflationary since the early 1990’s.    For this reason, inflation adjustments recorded from 1992 until 2001 that remained as part of the cost of assets have been excluded for U.S. GAAP purposes.

xii.	INVENTORIES

Under RCP, inventories are valued at the lower of average cost or sale price.  Under U.S. GAAP, inventories are valued at the lower of average cost or market value, the determination of which can be made using several different methods acceptable under U.S. GAAP.  An adjustment has been recorded to reflect the difference in the method used to determine the valuation of inventories that arises from using sale price instead of market value, as defined by U.S. GAAP. The effects of this adjustment in the reconciliation of income were $10,274, $(67,089) and $(9,731) in 2008, 2007 and 2006, respectively.

Inventories are also affected by the effect of adjustments to cost of sales included in this reconciliation note. These adjustments relate to depreciation, expenses capitalized in property, plant and equipment, asset retirement cost and impairment of long lived assets. The effects of these adjustments in the reconciliation of equity and the corresponding effect in inventory were $(66,570) and $(76,844) in 2008 and 2007 respectively.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

xiii.	LEASE ACCOUNTING

Under both RCP and U.S. GAAP, lessees’ accounting for capital leases and operating leases are identical.  However, the tests used to determine if a lease is a capital or an operating lease differs between RCP and U.S. GAAP.  In applying the tests in accordance with RCP, the Company has determined that all leases are operating leases.  Under U.S. GAAP some of these leases should be accounted for as capital leases in accordance with Statement on Financial Accounting Standard No.13, Accounting for Leases (SFAS 13).  As a result, adjustments were recorded to reflect the related assets and liabilities, and to recognize interest expense and de-recognize operating expenses associated with the lease payments.

Build, Operate, Maintain and Transfer (BOMT)

Three original leases that were accounted for as capital leases under U.S. GAAP are BOMT contracts, the use of which are specifically required under Colombian law for projects that involve the building, operating, maintaining and transferring of natural gas pipelines for the transportation of natural gas.  These contracts had original terms of 20 years, no renewal provisions, and a purchase option.  The rights to the leased assets were subsequently transferred to a related company (ECOGAS) that was sold, but Ecopetrol was not relieved of the primary obligation under the original lease.  This transfer was considered a sublease accounted for as a direct finance lease.

As of December 31, 2006, the amounts outstanding under the sublease were:

Gross investment	$2,435,804
Unearned income	1,038,799
Net investment in the lease	$1,397,005

In 2007, Ecopetrol received a prepayment of all amounts to be received during the term of the sublease contract.

The outstanding amount of rentals, excluding operation and maintenance, payable under the BOMT obligations that were not relieved during the next years follows for these three leases:

Year	USD(thousands)	Pesos

2009	34	$74,796
2010	31	69,682
2011	20	45,036
2012	18	41,142
2013	17	38,798
Payments after 2013	61	135,913
	181	$406,367

Embedded Leasing

Under RCP, there is no requirement to identify whether the arrangements or contracts contain leases.

Under US GAAP, an arrangement contains a lease if both of the following two criteria are met:

1.	The arrangement depends on a specific fixed asset, either identified contractually or implicitly identified as no alternative item could feasibly be used.

2.	The purchaser has the right to control the use of the underlying fixed asset, such control demonstrated by the existence of any of the following qualitative conditions:

a)	The purchaser can operate the asset or direct others to operate the asset while obtaining or controlling more than a minor amount of the asset’s output;

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

b)	The purchaser can control physical access to asset while obtaining or controlling more than a minor amount of the asset’s output; or
c)	Probability is remote that another party will get more than minor amount of the asset’s output and the price is not fixed per unit.

Under U.S. GAAP, if the arrangement contains a lease, SFAS 13 is applied by both purchaser and supplier for recognition, measurement, classification and disclosure purposes.

In the case of the Company, it was determined that there were leases included in various contracts.  The most significant embedded lease was determined to exist in Contract DIJ 970 (Transmetano), Natural gas transportation - Sebastapol – Medellín pipeline.

The contractor is entitled to receive natural gas at the designated point, and it is also obligated along with the Company to transport the product throughout the pipeline and bring it to the delivery point (conducting up to 67 million cubic feet per day).  The contract has duration of 15 years, and could be extended for periods of 1 year, not longer than 10 years. Leasing payments include the costs of transportation, administration, operation and pipeline maintenance.

This contract meets the criteria of Emerging Issues Task Force 01-08, Determining Whether an Arrangement Contains a Lease (EITF 01-08) in order to be considered a lease agreement. Similarly, according to SFAS 13, the contract meets the criteria to be recognized as a capital lease.  At December 31, 2008 and 2007, the capitalized amount and the related liability are as follows:

	2008	2007
Assets
Property, plant and equipment	$83,245	$83,245
Accumulated depreciation	(61,046)	(55,497)
Net value	$22,199	$27,748
Liabilities:
Financial obligations	$77,513	$80,991

The following table shows the net present value (in thousands of dollars) of the lease payments for the next 5 years:

Year	USD (thousands)	Pesos

2009	7	$15,060
2010	8	17,738
2011	9	20,687
2012	11	24,027
	35	$77,513

Other minor contracts contained capital leases that were adjusted under U.S. GAAP.

xiv.	PRIOR YEAR ADJUSTMENTS

In accordance with RCP, adjustments of previously issued financial statements shall be included in the net income of the period in which they are discovered.  These adjustments do not have any impact on the income tax because they cannot be considered a deduction in the period in which they are discovered.  Under U.S. GAAP, when comparative statements are presented, corresponding adjustments shall be made of the amounts of net income, its components, retained earnings balances, and other affected balances for all of the periods presented to reflect the retroactive application of the prior period adjustments.  Prior year adjustments were classified in the year they were incurred as defined by U.S. GAAP.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

xv.	PROPERTY, PLANT AND EQUIPMENT

Under RCP, property, plant and equipment is recorded at cost, adjusted for inflation until 2001.  Cost includes administrative expenses until 2004, financial expenses and exchange differences from foreign currency financing until the asset is placed in service.  Normal disbursements for maintenance and repairs are charged to expense and those significant costs that improve efficiency or extend the useful life are capitalized.  Under U.S. GAAP, cost includes expenditures until the asset is placed in service such as installation cost, freight, interest, retirement cost; construction cost and other direct expenses are capitalized, with exception of adjustment for inflation and foreign currency loss.  For U.S. GAAP purposes, administrative expenses capitalized were eliminated from property, plant and equipment.  In addition, a deferred income tax asset resulted from the application of the provisions of EITF 98–11, Accounting for Acquired Temporary Differences in Certain Purchase Transactions That Are Not Accounted for as Business Combinations, because this investment creates an additional tax deduction of 40% in 2008 and 2007 and 30% in previous years.

Revaluation of property, plant and equipment and public accounting effect

Valuation surplus of property, plant and equipment and public accounting effect correspond to the difference between net book value and the market value for real estate or the current value in use for plant and equipment, determined by specialists.  These accounts are reflected as Valuations and as Valuation Surplus from reappraisals of assets and public accounting effect (components of equity) in the Company’s consolidated balances sheets.  The last valuation was in December 2006.  Technical appraisals are valid for three years.

Under U.S. GAAP valuation, valuation surplus of assets and public accounting effect are not permitted.

Impairment

Under RCP, technical appraisals for property, plant and equipment are performed at least every three years.  If the technical study is lower than the carrying value, the difference is recorded in equity as a reduction of the property, plant and equipment carrying value even if it reduces the valuation surplus below zero.  Under U.S. GAAP, in accordance with FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144), property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If circumstances require a long-lived asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to the carrying value of the asset.  If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value.  Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.  For U.S. GAAP purposes, the Company reviewed property, plant and equipment for impairment as of December 31, 2008, 2007, 2006 and recorded impairment losses when required.  For US GAAP purposes, the Company recorded in 2008, 2007 and 2006 $121,296, $65,137 and $12,241, respectively, as additional impairment charges to reduce the net book value of certain wells and pipelines to their estimated values.

The following table reflects the net changes in capitalized exploratory wells during 2008, 2007 and 2006 and does not include amounts that were capitalized and subsequently expensed during the same period.

	2008	2007	2006
Beginning balance at January 1	$206,300	$113,200	$107,400
Additions to capitalized exploratory well cost	268,041	288,910	85,254
Reclassifications to wells, facilities and equipment based on the determination of proved reserves	(163,817)	(113,900)	(42,500)
Capitalized exploratory well cost charged to expense	(92,111)	(81,910)	(36,954)
Ending balance at December 31	$218,413	$206,300	$113,200

The balances at December 31, 2008, 2007 and 2006 correspond to well costs capitalized during the years ended at those dates.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

xvi.	DEPRECIATION, DEPLETION AND AMORTIZATION

Under RCP, all tangible equipment, including those used in the production of crude oil and natural gas, is depreciated on a straight-line basis over the related estimated useful lives.  Intangible crude oil and natural gas assets reflected on the Company’s consolidated balance sheets as natural and environmental resources are depleted on a units-of-production basis. Under U.S. GAAP, all assets, including tangible equipment, used in crude oil and natural gas producing activities are required to be depreciated or depleted using a units-of-production method, using proved reserves calculated in accordance with U.S. GAAP requirements.  Therefore, an adjustment to net income per U.S. GAAP has been recorded to account for the difference in depreciation, depletion and amortization expense based on the above-described differences in the methods used.

xvii.	ASSET RETIREMENT OBLIGATIONS

Under RCP, the Company annually updates an analysis of the estimated liability for future asset retirement obligations as of each balance sheet date.  The liability is adjusted to the current value and an offsetting amount is recorded as an adjustment to the asset cost.  To the extent that elements of the liability originate in U.S. dollars, changes in the foreign currency rates are included in the adjustment to the liability and the related asset.  The component of the asset cost resulting from this liability is included in the depreciable base of the related asset.

For purposes of U.S. GAAP reporting, the Company follows the provisions of Statement of Financial Accounting Standards No. 143 Accounting for Asset Retirement Obligations (SFAS 143), as amended.  SFAS 143 requires the Company to recognize a liability for the present value of all legal obligations associated with the retirement of tangible, long-lived assets as of the date the related asset was placed into service, and capitalize an equal amount as an additional cost of the asset.  Each period the liability is accreted using an effective interest rate method.  The accretion is included as an operating expense.  The cost associated with the abandonment obligation, is included in the computation of depreciation, depletion and amortization.

An adjustment has been recorded in the consolidated financial statements to reflect accretion expense, and the related obligation and assets in accordance with SFAS 143.

The following table presents the changes in abandonment obligations for 2008 and 2007 as is required by SFAS 143.

	2008	2007
Balance at beginning of period	$980,082	$900,826
Liabilities incurred in the current period	25,902	60,864
Liabilities revised	122,005	1,193
Liabilities settled	(3,120)	(1,193)
Accretion	195,191	18,392
Balance at end of period	$1,320,058	$980,082

xviii.	EQUITY CONTRIBUTIONS

a.	INCORPORATED INSTITUTIONAL EQUITY

At the end of association contracts that were signed prior to January 1, 2004, private companies are required to transfer, without cost, to Ecopetrol, all producing wells, facilities and other real estate and assets acquired in executing the contracts. Under RCP, the Company accounts for the receipt, using the relinquishing company’s reported historical cost, by recording an increase to assets and equity.  The assets are then depreciated in accordance with the Company’s previously disclosed accounting policies.  For U.S. GAAP reporting purposes, these balances and their related impacts on accumulated depreciation, depletion and amortization, and cost of production have been removed from the financial statements, based on the fact that the cost of these assets is zero.  The adjustment to conform to U.S. GAAP in 2008 was a reduction in equity of $60,907 (original value of $94,414 net of $33,507 of accumulated depreciation of the assets received). The adjustment to conform to U.S. GAAP in 2007 was a reduction in equity of $82,124 (original value of $91,779 net of $9,655 of accumulated depreciation of the assets received).

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

b.	CONTRIBUTIONS IN KIND

Under RCP, contributions of Nation in Kind established by Decree 2625 of 2000 were recognized as a cost of production during the years that the Decree was in force, by increasing equity.  Contributions in kind established by Decree 2625 of 2000 were estimated based on the number of oil barrels extracted at market price in situ.  Under U.S. GAAP, costs associated with these contributions were reverted as they were transactions between entities under common control in which the transferor had no basis in the investment.

c.	REVERSION OF CONCESSION RIGHTS CONTRIBUTED AS CAPITAL

Under RCP, the Company recorded as reservoirs the contributions of the Nation represented by crude oil and natural gas reserves deriving from the reversion of concessions of oilfield areas in favor of the Nation, given before the effectiveness of  Decree 1760 of 2003.  Reserves were valued by means of the technical-economic model where the value per barrel resulted from the relation of the net present value obtained at a discount rate and the total proved reserves on the contribution date.

For U.S. GAAP purposes, these reversions were considered a transfer of assets between entities under common control. Ecopetrol, the entity that received the net assets, recognized the assets transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer which was zero value.   The unamortized amount reverted at December 31, 2008 and 2007 was $121,459 and $145,576, respectively.

xix.	PUBLIC OFFERING COSTS

In August 2007, the Company issued shares in an initial public offering in Colombia.  Under RCP, all related costs of this issuance were expensed as well as a discount granted to shares fully paid in cash.  For U.S. GAAP purposes, direct costs incurred in public offerings and cash discounts are recorded as a reduction of the proceeds received and, consequently, a reduction in equity.  An adjustment in the amount of $242,885 was recorded to recognize the effect of these amounts in 2007.

xx.  BUSINESS COMBINATIONS

Purchase method of accounting

In regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition, and (iii) the costs directly related to the purchase of a business combination be included as a cost of the acquisition and, therefore, recorded as a component of goodwill.

In regard to a business combination, the method of accounting under RCP requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of operations of the acquiring company for the period in which a business combination occurs include the income of the acquired company after the date of acquisition, and (iii) the costs directly related to the purchase business combination not be considered as a cost of the acquisition, but deferred and amortized over a reasonable period as determined by management.

In 2008 Ecopetrol acquired 100% of outstanding common shares of Andean Chemical Ltd. Which owned 50.10% of Polipropileno del Caribe S.A (Propilco) and 79.14% of Bioenergy S.A. Ecopetrol also directly acquired the rest of Propilco’s equity, to become the sole owner of this Company. The purchase price before cash received was $1,267,283 for Propilco and $11,104 for Bioenergy, respectively.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed of Propilco and Bioenergy (Consolidated) at date of acquisition:

Fair value of assets acquired and liabilities assumed under USGAAP during 2008	Propilco	Bioenergy	Total
Assets acquired	$506,013	$6,845	$512,858
Property, plant and equipment, net	389,992	7,315	397,307
Liabilities assumed	(250,944)	(12,080)	(263,024)
Net Assets Acquired	645,061	2,080	647,141
Total purchase price net of cash received	1,263,678	11,073	1,274,751
Goodwill	$618,617	$8,993	$627,610

The following unaudited pro forma information for 2008 and 2007 reflects the consolidated results of operations as if the acquisition of Propilco and Bioenergy had occurred at the beginning of each year presented and includes the amortization of excess of cost over fair value of acquired net assets, as appropriate. The unaudited pro forma financial information presented is not necessarily indicative of the results of operations that might have occurred had the transaction been completed at the beginning of the year specified and does not purport to represent what the consolidated results might be for any future period.

Propilco S.A and Bioenergy S.A. Unaudited	2008	2007
U.S. GAAP Net income	$8,884,571	6,233,753
Revenues	$35,216,876	24,038,635
Earnings per share	$219.52	168.83

a.	Goodwill

Propilco

Under U.S. GAAP, goodwill is not amortized, but it is subject to an annual impairment test.

Under RCP, goodwill derived from business combinations is amortized over a maximum period of 20 years. The resulting goodwill from the acquisition of Propilco was recorded as other assets and is amortized on a monthly basis in the administrative expenses account over a term of 17 years and 8 months, determined based on the net present value of the investment, minus the estimated future cash flows. The straight line method of amortization was applied to the goodwill, which will be reviewed and updated annually based on the actual results and future projections applied to the investments. The Company did not perform an impairment test of goodwill as a result of its recent acquisition. Accordingly, Ecopetrol reversed $27,512 corresponding to the amortization of goodwill under RCP.

The goodwill was assigned to the refining activities segment.

b.	Fair value of assets and liabilities acquired

The condensed balance sheet allocates fair value adjustments to each of the respective assets and liabilities. Propilco is a provider of resins and propylene products and services in Colombia. As a result of the acquisition, Ecopetrol is expected to be the leading provider of resins y propylene products and services in this market. It also expects to reduce costs through economies of scale.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

xxi.	EARNINGS PER SHARE

Under RCP, earnings per share ("EPS") are calculated by dividing net income by the weighted average of both common and preferred shares outstanding for each period presented.  The Company does not have any issued or outstanding preferred shares.

U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS calculation with the diluted EPS calculation. Basic EPS is calculated by dividing net income available to common shareholders by the weighted average of common shares outstanding for the corresponding period.

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31,2008, 2007 and 2006, the Company had a simple capital structure.  Therefore, the Company is not required to present diluted EPS for these years.

The following table summarizes information related to the computation of basic EPS for the years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
U.S. GAAP consolidated net income	$8,841,883	$6,144,685	$6,636,424
Weighted average number of common shares outstanding	40,472,512,588	36,922,352,491	36,384,788,800
Basic and Diluted earnings per share U.S. GAAP (in pesos)	$218.47	$166.42	$182.40

xxii.	CONCENTRATIONS

At December 31 2008, 2007 and 2006, 33%, 26.6% and 28.5%, respectively, of the Company’s employees belong to unions.  Management believes the Company’s relationships with those unions are good.  The current labor agreement with the union is up for renewal on June 8, 2009.

In 2006, two customers of the refinery segment accounted for 16.4% and 16.3% of total sales, respectively.  No other customers accounted for more than 10% of total sales in 2006.  In 2007, two customers of the refinery segment accounted for 14.2% and 12.9%, and one customer of the production segment accounted for 13.4% of total sales, respectively. No other customers accounted for more than 10% of total sales in 2007. In 2008, one customer of the production segment accounted for 14.2% and one customer of the refinery segment accounted for 11.7% of the total sales. No other customers accounted for more than 10% of total sales in 2008.

The significant majority of the Company’s assets and activities are located in Colombia.  The financial position and results of operations of those subsidiaries located outside of Colombia are not material to the Company.

xxiii.	RECENT U.S. GAAP PRONOUNCEMENTS

In December 2007, the FASB issued FASB Statement No. 141(R), Business Combinations, and FASB Statement No. 160, Non controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51. Statements 141(R) and 160 require most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non controlling interests, including any that arose before the effective date. Almost all of the Company’s subsidiaries are wholly owned, so the adoption of Statement 160 is not expected to impact its financial position and results of operations and Minority Interest will be reclassified into equity.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions.” The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. The Company is currently evaluating the provisions of this standard, but does not expect adoption to have a material impact on its financial position and results of operations.

In March 2008, the FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.  Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives.  Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows.  Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  The Company is currently evaluating the impact of Statement 161 on the disclosures about its hedging activities and use of derivatives.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142. FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact, if any, of adopting FSP FAS 142-3 on its financial position and results of operations.

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required.  An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, or the cost method under APB 18, as appropriate.  EITF 08-6 is effective for transactions occurring on or after December 15, 2008. We do not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations.

In December 2008, the FASB issued FASB Staff Position FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” FSP FAS 132(R)-1 provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. FSP FAS 132(R)-1 also includes a technical amendment to FASB Statement No. 132(R), effective immediately, which requires nonpublic entities to disclose net periodic benefit cost for each annual period for which a statement of income is presented. The disclosures about plan assets required by FSP FAS 132(R)-1 must be provided for fiscal years ending after December 15, 2009. The Company is currently evaluating the impact of the FSP on its disclosures about plan assets.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

On December 31, 2008, the Securities and Exchange Commission issued its final rule “Modernization of Oil and Gas Reporting”, which revises the disclosures required by oil and gas companies. The SEC disclosures requirements for oil and gas companies have been updated to include expanded disclosure for oil and gas activities, and certain definitions have also been changed that will impact the determination of oil and gas reserve quantities. The provisions of this final rule are effective for registration statements filed on or after January 1, 2010, and for annual reports for fiscal years ending on or after December 31, 2009. The Company is currently evaluating the impact, on its financial position and results of operations.

In May 2009, the FASB issued FASB Staff Position FAS 165 “Subsequent Events”. This Statement should be applied to the accounting for and disclosure of subsequent events. This Statement does not apply to subsequent events or transactions that are within the scope of other applicable generally accepted accounting principles that provide different guidance on the accounting treatment for subsequent events or transactions. This Statement would apply to both interim financial statements and annual financial statements. In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009.

xxiv.	RECENTLY ADOPTED ACCOUNTING STANDARDS

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (SFAS 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements.  The Statement does not require any new fair value measures.  The Statement (as amended by FSP FAS 157-2) is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. Statement 157 is required to be applied prospectively, except for certain financial instruments.  Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption.  FSP FAS 157 – 2, “Effective Date of FASB Statement No. 157”, delays the effective date of Statement 157 for non-financial assets and liabilities that are not measured at fair value on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Disclosures required by statement 157 are presented below in xxvii.

On February 15, 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. This statement provides companies with an option to report selected financial assets and liabilities at fair value. The statement’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The statement also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.
SFAS No. 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. The statement does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS No. 157 and in SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” (disclosed in Note xxvii).

xxv.	SEGMENT INFORMATION

The following segment information has been prepared in accordance with Statement on Financial Accounting Standard No. 131, Disclosure about Segments of an Enterprise and Related Information (SFAS 131).  Financial information by business segment is reported in accordance with the internal reporting system under RCP and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of Ecopetrol.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

For this Annual Report, Ecopetrol S.A. performed a review of its business segments and has changed the presentation of segment information. The major changes correspond to:

•
The crude oil and natural gas revenues and the corresponding distribution costs are allocated within the exploration and production segment based on prices at the field; revenues and costs beyond that price correspond to the market supply segment.

•	The Market Supply segment included previously in all other is being disclosed as a result of its significance due to the above distribution of revenues and costs.
•	The revenues of crude oil and natural gas derived from inter-segment sales are determined at market prices.
•	Some costs and expenses were distributed from the corporate segment to the other segments.

The information for 2007 and 2006 has been updated to reflect these changes.

The Company operates under the following segments, which are described as follows:

Exploration and Production — this segment includes the Company’s exploration and production activities of oil & gas. Revenue is derived from the sale of crude oil and natural gas to inter-company segments, at market prices, and to third parties. Revenue is derived from local sales of crude oil, regulated fuels, non-regulated fuels and natural gas. Sales are made to local and foreign distributors. Costs include those costs incurred in production. Expenses include all exploration costs that are not capitalizable.

Refining Activities — this segment includes the Company’s refining activities. Goods sold, both internally and to third parties, include refined products such as motor fuels, fuel oils and petrochemicals at market prices. This segment also includes sales of industrial services to third parties.

Transportation — this segment includes the Company’s sales and costs associated with the Company’s pipelines and other transport activities.

Market supply – this segment includes the Company’s revenues, costs and expenses associated with distribution.

Corporate —   Includes the financial results and other activities not included in the previous segments, and all corporate financial management and overhead related with the Company’s central administration.  It also includes actuarial expenses related with the pension and health-care plans for pensioned participants.

These functions have been defined as the operating segments of the Company because they are the segments (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the Company's chief operating decision maker to allocate resources to the segments and assess their performance; and (c) for which discrete financial information is available.  Internal transfers represent sales to intercompany segments and are recorded and presented at market prices.

The following presents the Company’s balance sheet by segment in accordance with RCP:

As of December 31, 2008

	Exploration & Production	Refining Activities	Transporting	Market and Supply	Corporate	Total

Current assets
Cash and cash equivalents	$29,621	$25,702	$205,423	$1	$1,853,056	$2,113,803
Accounts and notes receivable	889,324	713,242	108,034	3,195	4,163,487	5,877,282
Inventories	695,998	514,696	1,609	312,697	86,296	1,611,296
Investments	-	-	-	-	3,749,919	3,749,919
Other current assets	1,311,415	567,679	224,437	1,573	247,496	2,352,600
	2,926,358	1,821,319	539,503	317,466	10,100,254	15,704,900

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	Exploration & Production	Refining Activities		Transporting	Market and Supply	Corporate	Total
Investments in unconsolidated companies	636,010		1,307,996	48,221	7,790	404,678		2,404,695
Property, plant and equipment, net	11,532,444		2,624,998	1,858,477	13,260	102,358		16,131,537
Pension Plan assets	-		-	-	-	-		-
Other non current assets	3,748,875		2,256,078	884,312	37,319	7,534,696		14,461,280

Non Current assets	15,917,329		6,189,072	2,791,010	58,369	8,041,732		32,997,512
Total assets	$18,843,687		$8,010,391	$3,330,513	$375,835	$18,141,986		$48,702,412

Accounts payable	$(751,117)		$(532,743)	$(287,843)	$(3,280)	$(133,664)		$(1,708,647)
Other Current Liabilities	(2,818,830)		(1,171,709)	(327,960)	(9,907)	(662,719)		(4,991,125)
Current Liabilities	(3,569,947)		(1,704,452)	(615,803)	(13,187)	(796,383)		(6,699,772)
Non current liabilities	(3,133,747)		(173,241)	(191,295)	(8,360)	(3,633,329)		(7,139,972)
Total Liabilities	(6,703,694)		(1,877,693)	(807,098)	(21,547)	(4,429,712)		(13,839,744)
Minority Interest	-		(8,682)	(234,269)	-	-		(242,951)
Equity	(12,139,993)		(6,132,698)	(2,523,415)	(354,288)	(13,712,274)		(34,619,717)
Total liabilities and equity	$(18,843,687)	$	(8,010,391)	$(3,330,513)	$(375,835)	$(18,141,986)	$	(48,702,412)
Capital expenditures	$4,911,487		$776,080	$939,996	$7,549	$69,483		$6,704,595
Goodwill	$-		$668,614	$-	$-	$-		$668,614

As of December 31, 2007

	Exploration & Production		Refining Activities	Transportation	Market and Supply	Corporate	Total
Current assets
Cash and cash equivalents		$117,231	$503	$20,008	$1	$3,612,156	$3,749,899
Accounts and notes receivable		892,734	1,213,755	24,147	55	139,213	2,269,904
Inventories		514,294	782,594	1,417	-	487	1,298,792
Investments		-	-	-	-	5,954,502	5,954,502
Other current assets		1,387,466	426,403	107,142	698	579,316	2,501,025
		2,911,725	2,423,255	152,714	754	10,285,674	15,774,122

Investments in unconsolidated companies		396,021	239,271	50,745	7,751	432,157	1,125,945
Property, plant and equipment, net		7,887,869	1,941,755	1,203,771	14,105	233,368	11,280,868
Pension plan assets		-	-	-	-	8,986,861	8,986,861
Other non current assets		3,805,094	2,603,033	737,494	46,619	3,752,044	10,944,284
Non current assets		12,088,984	4,784,059	1,992,010	68,475	13,404,430	32,337,958
Total assets		$15,000,709	$7,207,314	$2,144,724	$69,229	$23,690,104	$48,112,080

Accounts payable		$(803,715)	$(530,031)	$(112,723)	$(15)	$(118,085)	$(1,564,569)
Other current liabilities		(2,546,871)	(763,965)	(355,851)	(43,398)	(791,130)	(4,501,215)
Current liabilities		(3,350,586)	(1,293,996)	(468,574)	(43,413)	(909,215)	(6,065,784)
Non current liabilities		(2,592,625)	(383,366)	(430,798)	(33,565)	(11,797,475)	(15,237,829)
Total liabilities		(5,943,211)	(1,677,362)	(899,372)	(76,978)	(12,706,690)	(21,303,613)
Equity		(9,057,498)	(5,529,952)	(1,245,352)	7,749	(10,983,414)	(26,808,467)
Total liabilities and equity		$(15,000,709)	$(7,207,314)	$(2,144,724)	$(69,229)	$(23,690,104)	$(48,112,080)
Capital expenditures		$2,678,684	$234,462	$92,344	$7,712	$23,760	$3,036,962
Goodwill	$		$-	$-	$-	$-	$-

As of December 31, 2006

	Exploration & Production	Refining Activities	Transportation	Market and Supply	Corporate	Total

Current assets
Cash and cash equivalents	$17,908	$2,228	$18,810	$1	$1,588,929	$1,627,876
Accounts and notes receivable	556,902	565,689	24,009	561	189,158	1,336,319
Inventories	387,880	607,101	1,380	-	-	996,361
Investments	-	-	-	-	1,961,687	1,961,687
Other current assets	575,898	582,455	120,777	682	81,678	1,361,490
	1,538,588	1,757,473	164,976	1,244	3,821,452	7,283,733

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	Exploration & Production		Refining Activities	Transportation	Market and Supply	Corporate	Total
Investments		396,021	4,900	55,976	-	505,167	962,064
Property, plant and equipment, net		6,268,567	1,898,455	1,223,077	13,517	210,708	9,614,324
FAEP		-	-	-	-	3,844,167	3,844,167
Pension plan assets		-	-	-	-	8,960,897	8,960,897
Other non current assets		4,127,119	2,756,652	650,417	39,796	3,898,553	11,472,537
Non Current assets		10,791,707	4,660,007	1,929,470	53,313	17,419,492	34,853,989
Total assets		$12,330,295	$6,417,480	$2,094,446	$54,557	$21,240,944	$42,137,722

Accounts payable		$(412,053)	$(370,827)	$(113,601)	$(2,599)	$(130,676)	$(1,029,756)
Other Current Liabilities		(918,437)	(1,124,744)	(119,808)	(71,054)	(718,630)	(2,952,673)
Current Liabilities		(1,330,490)	(1,495,571)	(233,409)	(73,653)	(849,306)	(3,982,429)
Non current liabilities		(2,744,162)	(871,157)	(611,964)	(40,952)	(13,051,312)	(17,319,547)
Total Liabilities		(4,074,652)	(2,366,728)	(845,373)	(114,605)	(13,900,618)	(21,301,976)
Equity		(8,255,643)	(4,050,752)	(1,249,073)	60,048	(7,340,326)	(20,835,746)
Total liabilities and equity		$(12,330,295)	$(6,417,480)	$(2,094,446)	$(54,557)	$(21,240,944)	$(42,137,722)
Capital expenditures		$1,309,361	$435,498	$72,765	$4,526	$40,784	$1,862,934
Goodwill	$		$-	$-	$-	$-	$-

Statement of net income by segment is as follows in accordance with RCP:

Year ended December 31, 2008

	Exploration & Production	Refining Activities	Transportation	Market and Supply	Corporate	Eliminations	Total
Revenues:
Local sales	$5,004,480	$14,847,890	$724,838	$1,013,398	$7,393	$-	$21,597,999
Foreign sales, net	7,371,888	3,273,018	-	1,637,741	16,023	-	12,298,670
Inter-segment net operating revenues	4,383,141	922,252	962,144	43,141	-	(6,310,678)	-
Total Revenue	16,759,509	19,043,160	1,686,982	2,694,280	23,416	(6,310,678)	33,896,669
Cost of sales	2,552,190	18,001,429	1,143,337	1,829,644	7,625	(6,310,678)	17,185,419
Depreciation, depletion and amortization	1,439,661	210,399	149,123	495	424	-	1,838,230

Selling	935,877	188,102	29,913	606,011	184,704	-	1,944,607
Administration expenses	128,398	146,753	77,147	16,713	13,090	-	382,101
Costs and expenses	5,056,126	18,546,683	1,399,520	2,452,863	205,843	(6,310,678)	21,350,357
Operating income	11,703,383	496,477	287,462	241,417	(182,427)	-	12,546,312
Financial income (expenses), net	958,271	62,140	47,929	(106,015)	3,138,927	-	4,101,252
Pension expenses	-	-	(6,204)	-	(1,138,721)	-	(1,144,925)
Other non-operating income (expenses)	128,007	174,329	140,748	2,861	62,620	-	508,565
Other expenses, net	1,086,278	236,469	182,473	(103,154)	2,062,826	-	3,464,892
Income before income taxes and minority interest	12,789,661	732,946	469,935	138,263	1,880,399	-	16,011,204

Income tax benefits (expense)	(3,460,043)	(206,260)	(128,559)	(73,201)	(513,919)	-	(4,381,982)
Minority interest	-	-	(455)	-	-	-	(455)
Net income	$9,329,618	$526,686	$341,831	$65,062	$1,366,480	$-	$11,629,677

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Year  ended December 31, 2007

	Exploration & Production	Refining Activities	Transportation	Market and Supply	Corporate	Eliminations	Total
Revenues:
Local sales	$2,811,211	$11,471,912	$677,938	$1,036,694	$5,242	$-	$16,002,997
Foreign sales
Total Foreign sales	3,243,798	2,156,388	-	1,232,375	13,259	-	6,645,820
FAEP	-	-	-	-	(316,497)	-	(316,497)
Foreign sales, net	3,243,798	2,156,388	-	1,232,375	(303,238)	-	6,329,323
Inter-segment net operating revenues	4,676,382	553,640	592,086	34,500	-	(5,856,608)	-
Total revenues	10,731,391	14,181,940	1,270,024	2,303,569	(297,996)	(5,856,608)	22,332,320
Cost of sales	2,241,573	11,850,710	761,786	1,060,473	9,410	(5,856,608)	10,067,344
Depreciation, depletion and amortization	1,530,705	292,834	165,982	896	766	-	1,991,183
Selling	425,830	148,283	102,005	239,358	104,436	-	1,019,912
Administration expenses	126,235	99,199	70,267	15,186	11,157	-	322,044
Costs and expenses	4,324,343	12,391,026	1,100,040	1,315,913	125,769	(5,856,608)	13,400,483
Operating Income	6,407,048	1,790,914	169,984	987,656	(423,765)	-	8,931,837
Financial income (expenses), net	(44,773)	(25,260)	(16,284)	(47,441)	67,875	-	(65,883)
Interest income	-	-	-	-	160,532	-	160,532
Interest expenses	-	-	-	-	(1,021)	-	(1,021)
Pension expenses	-	-	(5,660)	-	(1,084,683)	-	(1,090,343)
Other non-operating income (expenses)	(200,639)	(516,905)	(109,101)	(54,820)	11,647	-	(869,818)
Other expenses, net	(245,412)	(542,165)	(131,045)	(102,261)	(845,650)	-	(1,866,533)

Income before income taxes	6,161,636	1,248,749	38,939	885,395	(1,269,415)	-	7,065,304
Income tax benefits (expense)	(1,644,351)	(333,253)	(10,392)	(236,283)	338,767	-	1,885,512

Net income	$4,517,285	$915,496	$28,547	$649,112	$(930,648)	$-	$5,179,792
Year  ended December 31, 2006

	Exploration & Production	Refining Activities	Transportation	Market and Supply	Corporate	Eliminations	Total
Revenues
Local sales	$724,863	$9,683,228	$666,495	$222,357	$3,058	$-	$11,300,001
Foreign sales:
Total Foreign sales	2,474,356	4,194,044	-	1,195,724	-	-	7,864,124
FAEP	-	-	-	-	(774,160)	-	(774,160)
Foreign sales, net	2,474,356	4,194,044	-	1,195,724	(774,160)	-	7,089,964
Inter-segment net operating revenues	6,038,096	343,702	404,024	40,425	-	(6,826,247)	-
Total revenue	9,237,315	14,220,974	1,070,519	1,458,506	(771,102)	(6,826,247)	18,389,965
Cost of sales	1,647,555	13,074,300	373,169	734,324	32,827	(6,826,247)	9,035,928
Depreciation, depletion and amortization	3,296,857	280,499	143,196	45	38	-	3,720,635
Selling and projects	179,674	197,681	23,666	177,691	89,341	-	668,053
Administration expenses	120,197	103,247	67,536	26,195	12,342	-	329,517
Costs and expenses	5,244,283	13,655,727	607,567	938,255	134,548	(6,826,247)	13,754,133
Operating Income	3,993,032	565,247	462,952	520,251	(905,650)	-	4,635,832
Financial income (expenses), net	(14,081)	(14,091)	18,342	(1,412)	599,998	-	588,756
Interest income	-	-	-	-	103,107	-	103,107

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	Exploration & Production	Refining Activities	Transportation	Market and Supply	Corporate	Eliminations	Total
Interest expenses	-	-	-	-	(8,427)	-	(8,427)
Pension expenses	-	-	(3,168)	-	(826,023)	-	(829,191)

Other non-operating income (expenses)	(4,733)	(52,196)	(109,258)	(14,586)	581,838	-	401,065
Other expenses, net	(18,814)	(66,287)	(94,084)	(15,998)	450,493	-	255,310
Income before income taxes	3,974,218	498,960	368,868	504,253	(455,157)	-	4,891,142

Income tax benefits (expense)	(1,218,613)	(152,996)	(113,106)	(154,619)	139,565	-	(1,499,769)
Net income	$2,755,605	$345,964	$255,762	$349,634	$(315,592)	$-	$3,391,373

The following table illustrates sales by geographic zones:

Sales by Geographic Zones 2008

Zone	Products	Value	Participation
Colombia	Crude oil, Refined, Petrochemicals and natural gas	$21,597,999	64.1%
United States of America	Crude oil, Refined and Petrochemicals	7,847,375	23.2%
Asia	Crude oil, Refined and Petrochemicals	1,516,946	4.5%
South America	Crude oil, Refined, Petrochemicals and natural gas	1,024,709	3.0%
Central America and Caribbean	Crude oil, Refined and Petrochemicals	1,188,904	3.5%
Europe	Crude oil, Refined and Petrochemicals	605,655	1.8%
Other	Petrochemicals	115,081	0.0%
		$33,896,669	100.0%

Sales by Geographic Zones 2007

Zone	Products	Value	Participation
Colombia	Refined and Petrochemicals	$16,002,997	71.7%
United States of America	Crude oil and Refined	4,531,885	20.3%
Central America and Caribbean	Crude oil and Refined	1,109,504	4.9%
Europe	Crude oil and Refined	673,948	3.0%
Rest of world	Crude oil and Refined	13,986	0.1%
		$22,332,320	100.0%

Sales by Geographic Zones 2006

Zone	Products	Value	Participation
Colombia	Refined and Petrochemicals	$11,300,001	61.4%
USA (Export)	Crude oil and Refined	4,936,720	26.8%
Central America and Caribbean (Export)	Crude oil and Refined	1,428,949	7.8%
Europe (Export)	Crude oil and Refined	710,847	3.9%
Other (Export)	Crude oil and Refined	13,448	0.1%
		$18,389,965	100.0%

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Sales of products by Segment 2008

Local Sales	Production	Refining Activities	Transportation	Market and Supply	Corporate	Total

Medium distillates	$41	$5,914,586	$-	$-	$-	$5,914,627
Gasoline	11,032	3,633,313	-	-	-	3,644,345
Crude Oil	3,956,143	-	-	818,258	-	4,774,401
Other products	179,577	1,196,214	-	-	-	1,375,791
Services	55,785	61,612	724,838	72,024	7,393	921,652
Natural Gas	778,298	-	-	123,116	-	901,414
L.P.G.	19,901	592,870	-	-	-	612,771
Diesel and gasoline subsidies	3,703	3,066,776	-	-	-	3,070,479
Plastic and rubber	-	382,519	-	-	-	382,519
Total local sales	$5,004,480	$14,847,890	$724,838	$1,013,398	$7,393	$21,597,999

Sales of products by Segment 2008

Foreign Sales	Production	Refining Activities	Transportation	Market and Supply	Corporate	Total

Crude oil	$7,111,955	$-	$-	$1,584,327	$-	$8,696,282
Fuel oil	-	2,093,012	-	-	-	2,093,012
Gasoline	-	186,197	-	-	-	186,197
Naphtha	-	2,693	-	-	-	2,693
Jet fuel	-	-	-	-	-	-
Natural Gas	259,933	-	-	53,414	-	313,348
Plastic and rubber	-	704,034	-	-	-	704,034
Other products	-	287,082	-	-	16,023	303,104
Total foreign sales	$7,371,888	$3,273,018	$-	$1,637,741	$16,023	$12,298,670

Sales of products by Segment 2007

Local Sales	Production	Refining Activities	Transportation	Market and Supply	Corporate	Total

Medium distillates	$18,997	$4,870,376	$-	$-	$-	$4,889,373
Gasoline	748	3,345,612	-	-	-	3,346,360
Crude Oil	2,220,287	-	-	784,342	-	3,004,629
Other products	53,382	845,083	-	-	-	898,465
Services	27,900	49,646	677,938	60,471	5,242	821,197
Natural Gas	468,290	-	-	191,881	-	660,171
L.P.G.	18,649	586,103	-	-	-	604,752
Diesel and gasoline subsidies	2,958	1,775,092	-	-	-	1,778,050
Total local sales	$2,811,211	$11,471,912	$677,938	$1,036,694	$5,242	$16,002,997

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Sales of products by Segment 2007

Foreign Sales	Production	Refining Activities	Transportation	Market and Supply	Corporate	Total

Crude oil	$3,243,769	$-	$-	$1,232,368	$-	$4,476,137
FAEP	-	-	-		(316,497)	(316,497)
Fuel oil	-	1,560,399	-	-	-	1,560,399
Gasoline	-	269,248	-	-	-	269,248
Naphtha	-	244,393	-	-	-	244,393
Jet fuel	-	71,378	-	-	-	71,378
Natural Gas	29	-	-	7	-	36
Other products	0	10,970	-	-	13,259	24,229
Total foreign sales	$3,243,798	$2,156,388	$-	$1,232,375	$(303,238)	$6,329,323

Sales of products by Segment 2006

Local Sales	Production	Refining Activities	Transportation	Corporate	Total

Medium distillates	$23,222	$4,844,128	$-	$-	$4,867,350
Gasoline	439	3,467,656	-	-	3,468,095
Crude Oil	29,825	-	-	-	29,825
Other products	55,576	820,752	-	-	876,328
Services	98,206	26,805	666,495	3,058	794,564
Natural Gas	717,879	-	-	-	717,879
L.P.G.	22,073	523,887	-	-	545,960
Diesel and gasoline subsidies	-	-	-	-	-
Total local sales	$947,220	$9,683,228	$666,495	$3,058	$11,300,001

Sales of products by Segment 2006

Foreign Sales	Production	Refining Activities	Transportation	Corporate	Total

Crude oil	$3,670,080	$-	$-	$-	$3,670,080
FAEP	-	-	-	(774,160)	(774,160)
Fuel oil	-	2,256,064	-	-	2,256,064
Gasoline	-	625,027	-	-	625,027
Naphtha	-	807,437	-	-	807,437
Jet fuel	-	372,012	-	-	372,012
Other products	-	133,504	-	-	133,504
Total foreign sales	$3,670,080	$4,194,044	$-	$(774,160)	$7,089,964

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

xxvi.  RELATED PARTIES

In addition to the transactions disclosed in Note 15, Ecopetrol is controlled by the Colombian Government which owns a majority stake in the Company.  Thus, Ecopetrol has numerous transactions with other government entities as well as state-owned companies in the ordinary course of its business.  The most significant of these transactions are disclosed below:

FAEP – Ecopetrol was required to defer revenue into a stabilization fund by the Colombian government.  However, this process ended in 2007, at which time Ecopetrol was required to remit all deferred revenue to the government.  For more information about this transaction, please see Notes 13 and 33.

Subsidies - The Colombian government regulates the price at which refiners sell refined products to distributors located in Colombia.  For each unit sold, the price received, for which revenue was recorded, was the regulated price which was less than what the Company could have received had it sold those products to customers located outside Colombia at market prices.  In 2006, that difference amounted to $3,350,000.  Effective, January 1, 2007, the Colombian government began reimbursing refiners for that difference in the form of a subsidy.  The Company records that subsidy as revenue when earned.  The amount of subsidy included in revenue in 2008 and 2007 were $3,070,479 and $1,778,050, respectively. Additionally, in 2008 the Company recognized interests amounting to $706,651 which corresponds to 4.48% of the subsidies recorded.

Contribution of Nation in Kind – Decree 2625 of 2000 imposed contributions in kind (hydrocarbons) of the Colombian Nation that were recognized as cost of production until March 9, 2007.

Taxes – Ecopetrol recognizes taxes to the Government and municipalities where it has facilities.  Taxes paid in 2008, 2007 and 2006 are disclosed in the cash flow statement.

Purchases of hydrocarbons from  ANH  –  The Company purchases the physical product that the ANH receives from all producers in Colombia at prices set forth in the Law 756 of 2002 and Resolution 18 1709 of 2003, which reference international prices.  For more information on this transaction please see Notes 1 and 24.

Sublease of BOMT contracts - Ecopetrol entered into a sublease agreement with a related party (ECOGAS).  During 2008, under U.S. GAAP, Ecopetrol recognized gains amounted to $41,665 and during 2007 and 2006 recognized losses amounting to $407,452 and $6,123, respectively, as a result of this contract.  In 2007, ECOGAS prepaid all installments associated with this contract.  As a result of this prepayment, Ecopetrol recognized a contribution received in equity amounting to $74,546.

The following table presents accounts receivable and payable with related parties as of December 31, 2008 and 2007:

	2008		2007
	Assets	Liabilities	Assets	Liabilities
Ministerio de Hacienda y Crédito Público	$1,503,458	$92,465	$4,385,079	$101,554
Ministerio de Minas y Energía	3,777,133	-	636,551	-
U.A.E. Agencia Nacional de Hidrocarburos	222,199	8	23	875
Empresa de Energía de Bogotá S.A. E.S.P.	169,611	-	169,611	-
Generadora y Comercializadora de Energía del Caribe S.A. E.S.P.	65,978	14,179	91,369	24,696
Interconexión Eléctrica S.A.	71,537	127	71,435	-
Entidades Territoriales (Departamentos, Municipios)	37,915	7,824	35,997	2,398
Empresas Públicas de Medellín	15,169	129	5,480	731
Isagen S.A.	5,399	616	1,156	-
Transportadora de Gas del Interior S.A. E.S.P.	2,458	2,426	1,194	1,187
Empresa Colombiana de Gas	2,193	-	9,914	-

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008		2007
	Assets	Liabilities	Assets	Liabilities
Termoemcali S.A. E.S.P.	1,367	3,861	1,501	1,915
Gestión Energética S.A. E.S.P.	1,173	7	-	400
Central Hidroeléctrica de Caldas S.A. E.S.P	215	665	1,059	1,492
Universidad Industrial de Santander U.I.S.	3	244	779	48
Dirección de Impuestos y Aduanas Nacionales DIAN	-	791,021	-	109,272
Other	906	6,082	10,529	1,294
	$5,876,714	$919,654	$5,421,678	$245,863

Other transactions with related parties during 2008, 2007 and 2006 are:

	2008		2007		2006
	Income	Expenses	Income	Expenses	Income	Expenses
Ministerio de Minas y Energía	$3,870,348	$-	$1,778,050	$-	$-	$-
Dirección de Impuestos y Aduanas Nacionales DIAN	-	4,855,718	-	2,289,777	-	1,636,185
Entidades Territoriales (Departamentos, Municipios)	-	133,346	-	148,785	-	135,332
Contraloría General de la República	-	25,811	-	25,934	-	22,265
Ministerio de Defensa Nacional	-	15,774	-	10,928	-	12,196
Ministerio de Transporte	-	13,922	-	22,572	-	-
Inversiones de Gases de Colombia S.A. – Invercolsa	9,231	-	9,219	-	-	-
Unidad de Planeación Minero Energética	-	2,206	-	2,885	-	-
Other	1,653	7,311	218	2,815	-	3,947
	$3,881,232	$5,054,088	$1,787,487	$2,503,695	$-	$1,809,925

Agreements

Set forth below is a description of material related party agreements.

Oleoducto de Colombia S.A. or ODC

The Company entered into the following agreements with ODC, a company where we have a 43.85% equity interest.

In July 1992, we entered into a take-or-pay agreement for the transportation of hydrocarbons.  Pursuant to the agreement we must pay a previously agreed tariff over the volume of hydrocarbons transported.  The duration of this agreement is indefinite.

In August 1992, we entered into an operation and maintenance agreement for the Vasconia and Coveñas terminals.  Pursuant to the terms of the agreement, ODC is required to make monthly payments amounting to approximately US$1.1 million per year plus any other expenses incurred by us in the performance of the agreement, including a variable surcharge between 5% and 12% on such expenses, plus any applicable taxes.  The duration of this agreement is indefinite. In 2008, we made advances for excess in charges of the assigned capacity for US$6.4 million.

In July 2006, we entered into an operation and maintenance agreement for the Caucasia Station and the Vasconia-Coveñas pipeline system.  Pursuant to the terms of the agreement, ODC is required to make monthly payments of US$508,500 per year, plus any other expenses incurred by us in the performance of the agreement, including a variable surcharge of between 5% and 12% on such expenses, plus any applicable taxes.  The duration of this agreement is indefinite.

In March 2007, we entered into a services agreement to guarantee the protection and safety of the Cusiana-Coveñas and Vasconia-Coveñas pipeline systems.  Under the terms of the agreement, ODC must pay US$51 million per year. This agreement expires in March 2011.  The payments to ODC for industrial services in 2008, 2007 and 2006 were $3,141, $740 and ($3,918) respectively.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Refinería de Cartagena S.A.

In April 2007, we entered into a maintenance and administration agreement for the Cartagena refinery with Refinería de Cartagena S.A., a company in which we have a 49.0% equity interest.  Pursuant to the terms of the agreement we provide them with maintenance and administration services and Refinería de Cartagena S.A. pays us a monthly fee equal to Ps$2.9 billion and a variable annual fee that may not exceed Ps$6.96 billion.  This agreement expires in April 2011 and may be extended for additional one-year periods until the upgrade and modernization of the Cartagena refinery’s facilities is completed.

On February 1, 2008 we extended a ten-month commercial offer to Refinería de Cartagena for the supply of crude oil.  Pursuant to the terms of the offer, Cartagena refinery has the option to purchase from us up to 85 thousand bpd of crude oil from our Caño Limón, Vasconia Blend, Ayacucho Blend, Cusiana and Castilla production.  The purchase price for the delivered volumes is equal to an international benchmark index, subject to certain adjustments.  Our operations committee evaluates and decides monthly the refinery’s crude oil mix needs including the need for foreign crudes which we import from West Africa, the North Sea and the Caribbean.  At December 31, 2008, we had received aggregate payments of approximately Ps$4,702 billion for the supplied amounts, equivalents to 26.7 million of barrels.  This offer expired in November, 2008.

With the same commercial purpose, offer N° 220855055 was signed on November 26, 2008.  This agreement expired in January 31, 2009 and the offer N°220093745 is effective for 365 days, from February 1, 2009 until January 31, 2010.

On February 1, 2008, Ecopetrol signed a specific purpose agreement to buy up to 60.000 barrels of naphtha virgen and 120.000 barrels of diesel.  Ecopetrol S.A. paid $8,203 million under this agreement. Ecopetrol did not purchase any diesel during 2008.  The agreement expired in January 31, 2009.

The payments to Refinería de Cartagena for crude oil agreements in 2008, 2007 and 2006 were $4,278,604, $ 2,948,538 and ($4,900). For natural gas in 2008 and 2007, $ 36,398 and $18,894, respectively, and for other concepts in 2008 and 2007, $55,483 and $82,082, respectively.

Other Agreements

We entered into a supply agreement with Ecodiesel S.A., a company in which we have a 50.0% equity interest.  This agreement is not yet operative and will begin once the Ecodiesel plant starts its activities.  Pursuant to the terms of the agreement, Ecodisesel must deliver and we must purchase all of Ecodiesel's monthly biodiesel production. Payments vary depending on the purchased volumes of biodiesel produced. This agreement expires on December 31, 2017.

In April 2002, we entered into a service agreement with Sociedad Colombiana de Servicios Portuarios S.A. or Serviport, a company in which we have a 49% equity interest.  Pursuant to the terms of the agreement, Serviport assists us in our maritime operations in the Coveñas port in exchange for which we pay it approximately US$155,000 per month.  This agreement expires on November 30, 2008 but is renewable annually.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

xxvii. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values under U.S. GAAP of the Company’s financial instruments at December 31, 2007 and 2008.  The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2008		2007
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets:
Cash and cash equivalents	$4,812,595	$4,812,595	$8,007,282	$8,007,282
Investment securities	7,905,445	8,201,004	4,945,367	5,245,034
Accounts/Notes Receivable	6,086,324	6,086,633	2,513,429	2,475,429
Financial liabilities:
Financial Obligations	287,314	287,314	72,491	72,491
Accounts Payable	2,113,923	2,113,923	1,485,650	1,485,650
Capital lease	483,880	428,671	523,029	398,183

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents; Financial Obligations, Accounts Payable: The carrying amounts approximate fair value because of the short maturity of these instruments.

Investment securities: The fair values of debt securities (both available-for-sale and held-to-maturity investments) and equity securities are based on quoted market prices at the reporting date for those or similar investments.

Accounts/Notes Receivable and Direct Finance Lease: The fair value is determined as the present value of expected future cash flows discounted at the rate offered by financial institutions in a current or savings account in Colombia.

Capital Lease: The fair value is determined as the present value of expected future payments discounted at Ecopetrol’s borrowing rate.

The Company adopted SFAS No. 157 on January 1, 2008. SFAS No. 157, among other things, defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS No. 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS No. 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;
Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Assets measured at fair value on a recurring basis are as follows:

	2008
	Fair value	(Level 1)	(Level 2)	(Level 3)	Technique
Financial assets:
Marketable Securities	$3,122,355	$3,122,355	-	-	(1)
Investment securities	$11,222,994	$8,619,375	$2,603,619	-	(1)
Financial liabilities:
Financial Obligations	$287,314	$287,314	-	-	(1)

(1)
Market approach – The Company uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. These estimated fair values could change significantly based on future market conditions.

xxviii. SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the requirements of the United States Securities and Exchange Commission (SEC) and Statement of Financial Accounting Standards No. 69, "Disclosures about Oil and Gas Producing Activities" ("SFAS 69"), this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) present information on Ecopetrol’s estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

The following information corresponds to Ecopetrol’s oil and gas producing activities at December 31 of 2008, 2007 and 2006 in direct and joint operations. The financial and reserve information has been prepared in accordance with U.S. GAAP.

Table i – Capitalized costs relating to oil and gas producing activities

	December 31
	2008	2007
Natural and environmental properties – proved properties	$8,657,429	$7,026,558
Wells, equipment and facilities – property, plant and equipment	4,112,318	3,899,238
Construction in progress	1,828,945	1,108,023
Accumulated depreciation, depletion and amortization	(7,637,750)	(6,460,233)
Net capitalized costs	$6,960,941	$5,573,586

In accordance with SFAS 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”) during 2008, 2007 and 2006 an additional $25.902, $60,864, $49.014 was added to the cost basis of oil and gas wells for wells drilled.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

The company does not capitalize general and administrative expenses within exploration and production activities.

Table ii – Costs incurred in oil and gas exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding period.

	Year ended December 31
	2008	2007	2006
Cost of Property acquisition	$1,049,402	$0	$0
Exploration costs	941,369	497,737	184,838
Development costs	2,808,888	2,163,444	1,058,837
Total costs incurred	$4,799,659	$2,661,181	$1,243,675

The exploration costs include the expenses related to obtain the exploration rights given by ANH.

Table iii - Results of operations for oil and gas producing activities

	2008	2007	2006
Net revenues
Sales	$12,376,368	$6,055,009	$3,199,219
Transfers	4,383,141	4,676,382	6,038,096
Total	16,759,508	10,731,390	9,237,315

Production cost	3,215,999	3,306,346	4,413,667
Depreciation, depletion and amortization	775,852	545,188	602,453
Exploration expenses	733,877	383,884	142,350
Administration and selling expenses	330,044	165,818	153,514
	5,055,771	4,401,236	5,311,984

Income before income tax	11,703,737	6,330,155	3,925,331
Income Tax expenses	(3,862,233)	(2,152,253)	(1,373,866)
Results of operations for producing activities	$7,841,504	$4,177,902	$2,551,465

In accordance with SFAS No. 143, the combined depletion and accretion expense related to asset retirement obligations that were recognized during 2008, 2007 and 2006 in depreciation, depletion and amortization expense was approximately $195.191, $18.392 and $22.694, respectively.

The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2008, 2007 and 2006 are shown above. The Company transferred approximately 26%, 44% and 65% of its crude oil and gas production; percentages are based on the sales value in Colombian pesos, to inter-company business units in 2008, 2007 and 2006, respectively. Using volumes, those transfers were 40, 44% and 60%, respectively, in 2008, 2007 and 2006. The inter-company transfers were recorded at values equal to the Company’s cost of production.

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities, including such costs as operating labor, materials, supplies, and fuel consumed in operations and the costs of operating natural gas liquids plants. Production costs also include administrative expenses and depreciation and amortization of equipment associated with production activities.

Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in development activities. In accordance with SFAS 69, income taxes are based on statutory tax rates, reflecting allowable deductions. Interest income and expense are excluded from the results reported in this table.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

Table iv – Reserve quantities information

The estimates for proved oil and gas reserves used in the preparation of the consolidated financial statements were prepared by Ecopetrol’s engineers and approved by the Company’s reserves committee. Such estimates are in accordance with guidelines established by the SEC and the Financial Accounting Standards Board, which require that reserve reports be prepared under economic and operating conditions existing at the registrant’s year end with no provision for price and cost escalations except by contractual arrangements. Future cash inflows were computed by applying year-end prices to the year-end quantities of proved reserves. Future development, abandonment and production costs were computed by estimating the expenditures to be incurred in developing, producing, and abandoning proved oil and gas reserves at the end of the year, based on year-end costs. Future income taxes were computed by applying statutory tax rates to the estimated net pre-tax cash flows after consideration of tax basis and tax credits and carry forwards. Discounted future net cash flows are calculated using 10% mid period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced. All of the Company’s activities and reserves are located in Colombia.

The information provided does not represent management’s estimate of the Company’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities involve uncertainty and change over time as new information becomes available.

The arbitrary valuation methodology prescribed under SFAS 69 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of the Company’s future cash flows or the value of its oil and gas reserves.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved reserves do not include additional quantities recoverable beyond the term of the concession or contract, or that may result from extensions of currently proved areas, or from application of secondary or tertiary recovery processes not yet tested and determined to be economic.

Proved developed reserves are the quantities expected to be recovered from existing wells with existing equipment and operating methods. Proved undeveloped reserves are those volumes which are expected to be recovered as a result of future investments in drilling, re-equipping existing wells and installing facilities necessary to deliver the production from these reserves.

In some cases, substantial new investments in additional wells and related facilities will be required to recover these proved reserves. Due to the inherent uncertainties and the limited nature of reservoir data, estimates of reserves are subject to change as additional information becomes available.

The Colombian Nation is the owner of all mineral interests located in Colombia. The Company and, by extension of joint association contracts, its partners, are given the right to explore, develop, produce and sell those reserves, but do not own them. The reserve quantities and their standardized measure, presented in the following tables, represent those reserves and their estimated value that the Company has the right to extract and sell.

The following table sets forth proved oil and gas reserves together with their changes as of and for the years ended December 31, 2008, 2007 and 2006 (oil in million barrels, gas in billion cf, gas converted to million barrels at 5.615 billion cf per million barrels):
	2008			2007			2006
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	Million barrels	Billion cf	Million boe	Million barrels	Billion cf	Million boe	Million barrels	Billion cf	Million boe
Proved reserves:
Beginning of period	857.4	1,979.6	1,209.9	921.2	1,860.4	1,252.5	930.9	1,816.6	1,254.4
Revisions	44.2	54.5	53.9	25.9	74.0	39.0	77.4	108.8	96.8
Extensions and discoveries	8.3	0.8	8.4	9.8	164.1	39.0	8.6	48.7	17.3

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008			2007			2006
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	Million barrels	Billion cf	Million boe	Million barrels	Billion cf	Million boe	Million barrels	Billion cf	Million boe
Production	(111.0)	(136.0)	(135.2)	(99.6)	(118.8)	(120.7)	(95.7)	(113.6)	(115.9)
End of period	798.9	1,898.9	1,137.0	857.4	1,979.6	1,209.9	921.2	1,860.4	1,252.5
Proved developed reserves:
Beginning of period	651.3	1,210.5	866.9	610.7	995.4	788.0	692.3	1,162.2	899.3
End of period	518.4	720.6	646.7	651.3	1,210.5	866.9	610.7	995.4	788.0

This note to the Ecopetrol’s consolidated financial statements presents the Company’s total proved oil and gas reserves together with the changes therein as of and for the years ended December 31, 2008, 2007 and 2006. The estimate of reserves at December 31, 2007 and 2006 was prepared under Ecopetrol’s policy, using average prices for 2007 and 2006 respectively, which is acceptable in Colombia but differ under US GAAP, which requires the calculation of reserves using year-end prices.  The estimate of reserve at December 31, 2006 was prepared used a non commercialized natural gas reserves and different technical parameters used to calculate the heavy crude oil proved reserves. In 2008 the company adopted the estimated quantities of proved reserves in accordance with US GAAP and SEC Rule 4-10 of Regulation S-X.

Table v – Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved crude oil and natural gas reserves, is calculated in accordance with the requirements of SFAS 69. Estimated future cash inflows from production are computed by applying year-end prices for oil and gas to year-end quantities of estimated net proved reserves.

	2008	2007	2006

Future cash inflows	$91,719,056	$156,132,956	$101,020,921
Future production and development costs	(40,753,567)	(55,743,152)	(44,063,865)
Future income tax expenses	(18,409,888)	(30,561,458)	(20,534,182)
Future net cash flow	32,555,601	69,828,346	36,422,874
10% annual discount for estimated timing of cash flows	(13,897,290)	(27,309,680)	(13,428,262)

Standardized measure of discounted future net cash flows	$18,658,311	$42,518,666	$22,994,612

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	2008	2007	2006

Standardized measure of discounted future net cash flows: beginning of year	$42,518,666	$22,994,612	$27,319,271
Increases (decreases)
Sales net of production costs	(13,543,509)	(7,425,045)	(4,823,648)
Net change in sales prices net of production costs	(21,567,415)	25,567,846	(10,182,695)
Extensions and discoveries	137,845	1,168,704	302,236
Development costs incurred during the period	2,808,888	2,163,444	1,058,837

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2008, 2007 and 2006

	2008	2007	2006
Revision of quantity estimates	1,759,641	2,175,445	2,949,244
Accretion of discount	4,251,867	2,299,461	2,731,927
Net change in income taxes	8,057,853	(5,645,244)	5,579,645
Changes in estimated future development costs	(3,858,978)	1,369,555	(5,043,160)
Changes of production rates (timing) and other	(1,906,546)	(2,150,112)	3,102,956

Net increase (decrease)	(23,860,355)	19,524,054	(4,324,659)
Standardized measure of discounted future net cash flows: end of year	$18,658,311	$42,518,666	$22,994,612

The figures included in the above tables for 2007 and 2006 differ from figures presented in the previous year due to the use of the exchange rate at the end of the year in 2008 versus the average at in 2007 and 2006.