Form 20-F/A
period 2008-12-31
ECOPETROL S.A.
filed 2009-06-30
CIK 1444406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report on Form 20-F/A

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

☐ Yes ☐ No

EXPLANATORY NOTE

This annual report on Form 20-F/A of Ecopetrol S.A. replaces in its entirety the annual report on Form 20-F of Ecopetrol S.A. that was originally filed on June 30, 2009 (the “2008 Form 20-F”) and corrects the following typographical errors in Item 3A: “Selected Financial Data – Income Statement” of the 2008 Form 20-F:  (i) the U.S. GAAP reconciliation in U.S. Dollars of income before income tax and minority interest for fiscal year 2008, (ii) the U.S. GAAP reconciliation in Pesos of income before income tax and minority interest for fiscal year 2008 and (iii) the U.S. GAAP reconciliation in Pesos of net income for fiscal year 2008.

Table of Contents

ii

iii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F/A contains forward-looking statements of Ecopetrol S.A. (hereinafter “we”, “us”, “our”, “Ecopetrol” or the “Company”), within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are not based on historical facts and reflect our expectations for future events and results.  Most facts are uncertain because of their nature.  Words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”, “plan”, “potential”, “predicts”, “prognosticate”, and “achieve”, among other similar expressions, are understood as forward-looking statements.  These factors may include the following:

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

	INCOME STATEMENT

	For the year ended December 31,
	2008(1)	2008	2007	2006	2005	2004
	(US$
	in thousands except for net income per share and average number of shares amounts)	(Pesos in millions except for net income per share and average number of shares amounts)

Total revenue	15,108,228	33,896,669	22,332,320	18,389,965	15,512,903	13,050,607

Operating income	5,640,648	12,655,301	8,931,837	4,635,832	4,498,385	3,934,227

Net operating income per share	0.14	313	291	109,207	105,969	92,679

Income before income tax	7,136,422	16,011,204	7,065,304	4,891,142	4,288,330	2,916,390

Net income	5,181,513	11,629,677	5,179,792	3,391,373	3,253,756	2,110,506

Weighted average number of shares outstanding(2)	40,472,512,588	40,472,512,588	30,702,164,870	42,449,825	42,449,825	42,449,825
Net income per share(3)	0.13	287	169	79,891	76,648	49,717

Amounts in accordance with U.S. GAAP

Total revenue	15,087,076	33,849,213	22,784,694	19,461,739

Operating income	4,385,967	9,840,311	8,455,099	7,245,976

Net operating income per share	0.11	243	229	199

Income before income tax and minority interest	5,984,802	13,427,443	8,710,648	7,765,863

Net income	3,940,953	8,841,883	6,144,685	6,636,424

Net income per Share	0.10	218.47	166.42	182.40

Average number of shares outstanding(4)	40,472,512,588	40,472,512,588	36,922,352,491	36,384,788,817

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

We have filed this annual report on Form 20-F/A with the SEC under the Securities Exchange Act of 1934, as amended, with respect to our common stock.  You may read and copy all or any portion of this annual report or other information in the SEC’s public reference room at 100 F. Street, NE, Washington, D.C. 20549.  You can also request copies of these documents upon payment of a duplicating fee, by writing the SEC.  Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.  The SEC maintains a web site (http://www.sec.gov) that contains all of our filings with the SEC.

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ECOPETROL S.A.

By:	/s/ Adriana M. Echeverri
Name: Adriana M. Echeverri
Title: Chief Financial Officer

By:	/s/ Javier G. Gutiérrez
Name: Javier G. Gutiérrez
Title: Chief Executive Officer

Date:  June 30, 2009

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