Form 20-F
period 2009-12-31
ECOPETROL S.A.
filed 2010-07-15
CIK 1444406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report on Form 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended December 31, 2009
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

Carrera 13 No. 36 – 24
BOGOTA – COLOMBIA
(Address of principal executive offices)

Alejandro Giraldo
Investor Relations Officer
investors@ecopetrol.com.co
Tel. (571) 234 5190
Fax. (571) 234 5628
Carrera 13 N.36-24 Piso.8
Bogota, Colombia
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered:
American Depository Shares (as evidenced by American Depository Receipts), each representing the right to receive 20 Common Shares	New York Stock Exchange Lima Stock Exchange
Ecopetrol Common Shares par value Ps$250 per share*	New York Stock Exchange
7.625% Notes due 2019	New York Stock Exchange

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

☒Yes  ☐No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes  ☒No

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

☒Yes  ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐Yes  ☒No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☒ Accelerated filer ☐      Non-accelerated filer ☐

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

☐Yes ☒No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐Yes  ☐No

Table of Contents

10.I.	Subsidiary Information	118
ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk	118
ITEM 12.	Description of Securities Other than Equity Securities	120
12.A.	Debt Securities	120
12.B.	Warrants and Rights	120
12.C.	Other Securities	120
12.D.	American Depositary Shares	121
ITEM 13.	Defaults, Dividend Arrearages and Delinquencies	122
ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	122
ITEM 15.	Controls and Procedures	122
ITEM 16.	[Reserved]	124
16.A.	Audit Committee Financial Expert	124
16.B.	Code of Ethics	124
16.C.	Principal Accountant Fees and Services	124
16.D.	Exemptions from the Listing Standards for Audit Committee	125
16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	125
16.F.	Change in Registrant’s Certifying Accountant	125
16.G.	Corporate Governance	125
ITEM 17.	Financial Statements	129
ITEM 18.	Financial Statements	129
ITEM 19.	Exhibits	130

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

Actual results are subject to certain factors out of the control of the Company and may differ materially from the anticipated results.  These factors may include the following:

•	Changes in international crude oil and natural gas prices

•	Competition

•	Limitations on our access to sources of financing

•	Significant political, economic and social developments in Colombia and other countries where we do business

•	Military operations, terrorist acts, wars or embargoes

•	Regulatory developments

•	Technical difficulties

•	Other factors discussed in this document as “Risk Factors”

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

The accompanying audited consolidated financial statements of Ecopetrol and our consolidated subsidiaries for the years ended December 31, 2009, 2008 and 2007 have been prepared from accounting records, which are maintained under the historical cost convention as modified in 1992, to comply with the legal provisions of the Colombian Contaduría General de la Nación or National Accounting Office or CGN, to recognize the effect of inflation on non-monetary balance sheet accounts, including shareholders’ equity, until December 31, 2001.  The CGN eliminated the use of inflation adjustments for accounting purposes for state-owned companies starting on January 1, 2002.  However, our consolidated financial statements recognize the effect of inflation on non-monetary balance sheet accounts for an extended period from January 1, 1992 until December 31, 2006 for Hocol, Oleoducto de Colombia S.A. and Ocensa because, prior to our acquisition of these companies, they were subject to the accounting rules applicable to Colombian privately-owned entities.  Under such rules, the effect of inflation on non-monetary balance sheet accounts was required to be recognized until December 31, 2006.

Our consolidated financial statements are prepared in accordance with accounting principles for Colombian state-owned entities issued by the CGN and other applicable legal provisions.  The CGN adopted new accounting principles for Colombian state-owned entities in September 2007.  These accounting principles are known as the Régimen de Contabilidad Pública (Regime of Public Accounting or RCP).  Pursuant to CGN Communication No. 0079-101345 of September 28, 2007, RCP became effective for Ecopetrol beginning with fiscal year ended December 31, 2008.  Our consolidated financial statements at and for the years ended December 31, 2009 and 2008 have been prepared under RCP.  Our consolidated financial statements for all prior years were prepared under the Plan General de Contabilidad Pública (General Governmental Accounting Plan or PGCP), the former accounting principles issued by the CGN for Colombian state-owned entities.  RCP differ in certain respects from PGCP.  See Note 1 to our consolidated financial statements “Principal Accounting Policies and Practices”.  We refer to both RCP and PGCP as Colombian Government Entity GAAP.  Colombian Government Entity GAAP differs in certain significant respects from generally accepted accounting principles in the United States or U.S. GAAP.  Note 33 to our audited consolidated financial statements included in this annual report provides a description of the principal differences between Colombian Government Entity GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and dates indicated therein.  As a state-owned company, our consolidated financial statements are periodically reviewed by the CGN.  However, the review of our accounts by the CGN does not constitute an audit.

Our consolidated financial statements include the financial results for Black Gold Re Ltd., Oleo é Gas Do Brasil Ltda., Ecopetrol Perú S.A., Ecopetrol America Inc., Andean Chemicals Ltd., Propilco S.A., Ecopetrol Global Energy, Ecopetrol Transportation Company Limited, Ecopetrol Pipelines International Limited, Refineria de Cartagena S. A. (“Reficar”), COMAI - Compounding and Masterbatching Industry Ltda. and Hocol Petroleum Limited, which are wholly owed by us.  Our consolidated financial statements also include the financial results of Bioenergy S.A., ODL Finance, Oleoducto Central S.A. (Ocensa) and Oleoducto de Colombia S.A. (ODC) of which at December 31, 2009 we had a 80%, 65%, 60% and 66%  interest, respectively.  Black Gold Re Ltd., Oleo é Gas Do Brasil Ltda., Ecopetrol Perú S.A. and Ecopetrol America Inc. are included in our consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.  Andean Chemicals Ltd., Propilco S.A., Bioenergy S.A. and ODL Finance are included in our consolidated financial statements for the years ended December 31, 2009 and 2008.  Ecopetrol Global Energy, Ecopetrol Transportation Company Limited, Ecopetrol Pipelines International Limited, Reficar, Hocol Petroleum Limited, Oleoducto Central S.A. (Ocensa) and Oleoducto de Colombia S.A. (ODC) are included in our consolidated financial statements for the year ended December 31, 2009.  These financial statements were consolidated line by line and all transactions and significant balances between affiliates have been eliminated.

This annual report translates certain Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader.  Unless otherwise indicated, such Peso amounts have been translated at the rate of Ps$2,044.23 per US$1.00, which corresponds to the Tasa Representativa del Mercado or Representative Market Rate for December 31, 2009, the last business day of the year.  The Representative Market Rate is computed and certified by the Superintendencia Financiera or Superintendency of Finance, the Colombian banking and securities regulator, on a daily basis and represents the weighted average of the buy and sell foreign exchange rates negotiated on the previous day by certain financial institutions authorized to engage in foreign exchange transactions.  The Superintendency of Finance also calculates the Representative Market Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Pesos.  Such conversion should not be construed as a representation that the Peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate.  On July 14, 2010, the Representative Market Rate was Ps$1,871.19 per US$1.00.

PRESENTATION OF ABBREVIATIONS

The following is a list of crude oil and natural gas measurement abbreviations commonly used throughout this annual report.

bpd	Barrels per day
boe	Barrels of oil equivalent

btu	British thermal units
cf	Cubic feet
cfpd	Cubic feet per day
mcf	Million cubic feet
mcfpd	Million cubic feet per day
mbtu	Million British thermal units
gbtu	Giga British thermal units
gbtud	Giga British thermal units per day
gcf	Giga Cubic feet

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

 PRESENTATION OF INFORMATION CONCERNING RESERVES

Information concerning the technical definitions used for the estimated proved reserves is included in this annual report.  Our hydrocarbon net proved reserves have been audited in 2009 by Ryder Scott, DeGolyer and MacNaughton and Gaffney, Cline & Associates (collectively, the “External Engineers”) and their reserves reports are included as exhibits herein.  These firms have audited 97% of our total net proved reserves for 2009.  Their audit process was conducted in accordance with the U.S. Securities and Exchange Commission (“SEC”) definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guidelines contained in the SEC’s “Modernization of Oil and Gas Reporting” final rule dated December 31, 2008 and effective as of January 1, 2010.  The information presented in this annual report referring to our 2009 net proved reserves estimates is based on those reports and on our own calculations for the remaining 3% of our hydrocarbon net proved reserves.  The information regarding 2008 net proved reserves is based on the 2008 audited reserve reports for 89% of our total reserves prepared by the External Engineers under SEC definitions and rules.  The remaining 11% corresponds to calculations made by us internally using SEC definitions and rules.  The information regarding our proved reserves for 2007 is based on the 2006 reserves reports prepared by the External Engineers under SEC definitions and rules at December 31, 2006 and updated by us to December 31, 2007 by applying the same rules.  See “Item 4B – Business Overview – Reserves” for additional information on our reserves estimates.

On December 31, 2008, the SEC issued a final rule revising disclosure requirements relating to oil and gas reserves as contained in Rule 4-10(a) of Regulation S-X.  For Ecopetrol, the principal of the rule change was in the prices used to estimate our reserves.  In relation with the crude oil and natural gas prices, under the new SEC rule, reserves are required to be estimated by applying (x) the unweighted arithmetic average of the first-day-of-the-month price for each month within the year to (y) year-end quantities of proved reserves (the “SEC average price methodology”).  Prior to this revision, the SEC required reserves to be estimated by applying (x) the year-end WTI price to (y) year-end quantities of proved reserves (the “SEC year-end price methodology”).  Our proved reserves as of December 31, 2009 are based on the SEC average price methodology for purposes of U.S. GAAP.  Our proved reserves as of December 31, 2008 and 2007 are based on the SEC year-end price methodology for purposes of U.S. GAAP.

ITEM 1.	Identity of Directors, Senior Management and Advisors

Not applicable.

ITEM 2.	Offer Statistics and Expected Timetable

Not applicable.

ITEM 3.	Key Information

3.A.	Selected Financial Data

The following table sets forth, for the periods and at the dates indicated, our summary historical financial data, which have been derived from our consolidated financial statements, presented in Pesos.  Our consolidated financial statements for the years ended December 31, 2009 and 2008 were audited by Pricewaterhouse Coopers Ltda. and our consolidated financial statements for the years ended December 31, 2007, 2006 and 2005 were audited by Ernst & Young Audit Ltda.  The information included below and elsewhere in this annual report is not necessarily indicative of our future performance.  The tables set forth below are derived from, and should be read in conjunction with, our consolidated financial statements and accompanying Notes included in this annual report.  See also Item 5 – “Operating and Financial Review and Prospects” in this annual report.

	BALANCE SHEET
	For the year ended December 31,
	2009(1)	2009		2008		2007		2006	2005
	(US$
	in thousands except for common share and dividends per share amounts)	(Pesos in millions except for common share and dividends per share amounts)
Total assets	27,178,702	55,559,517		48,702,412		48,112,080		42,137,722	32,664,817
Shareholders’ Equity	15,932,628	32,569,957		34,619,717		26,808,467		20,835,746	13,285,251
Number of common shares(3)	40,472,512,588	40,472,512,588		40,472,512,588		40,472,512,588	(2)	36,384,788,817	36,384,788,817
Dividends declared per share:	0.11	220.0	(4)	115.0	(4)	123.0	(4)	55.0	35.7
Amounts in accordance with U.S. GAAP
Total Assets	21,198,326	43,334,253		40,244,452		29,698,528		26,517,482
Ecopetrol Shareholders’ Equity	11,027,096	22,541,921		27,425,735		20,991,031		18,015,386
Number of common shares(3)	40,472,512,588	40,472,512,588		40,472,512,588		40,472,512,588		36,384,788,817
Dividends declared per share:	0.11	220.0		115.0		123.0		55.0

(1)
Amounts stated in U.S. dollars have been translated for the convenience of the reader at the rate of Ps$2,044.23 to US$1.00, which is the Representative Market Rate at December 31, 2009, the last business day of the year, as reported and certified by the Superintendency of Finance.

(2)
Includes 48,512,147 new shares, before the 1 to 400 split, issued to the Republic of Colombia or the Nation on April 27, 2007 as a result of the capitalization of developed reserves in accordance with Decree 2625 of 2000.

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

(4)
Represents payments made in 2009 and 2008 based on net income and retained earnings for the years ended December 31, 2008 and 2007, respectively.  In 2007 dividends were declared and paid on 36,384,788,817 shares.  In the same year, dividend payments to the Nation amounted to Ps$4,475,399 million of which Ps$3,052,236 million corresponded to net income and Ps$1,423,163 million to retained earnings paid prior to our initial public offering in the fourth quarter of 2007.  See Item 5 —”Operating and Financial Review and Prospects — Pre-IPO Distribution of Retained Earnings”.

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

	INCOME STATEMENT
	For the year ended December 31,
	2009(1)	2009	2008	2007	2006	2005
	(US$ in thousands except for income per share and average number of shares amounts)	(Pesos in millions except for net income per share and average number of shares amounts)
Total revenue	14,873,273	30,404,390	33,896,669	22,332,320	18,389,965	15,512,903
Operating income	3,851,494	7,873,339	12,657,358	8,959,138	4,798,437	4,543,292
Net operating
income per share	0.10	195	313	292	113,038	107,027
Income before
income tax	3,546,981	7,250,844	16,011,204	7,065,304	4,891,142	4,288,330
Net income	2,510,507	5,132,054	11,629,677	5,179,792	3,391,373	3,253,756
Weighted average number of shares outstanding(2)	40,472,512,588	40,472,512,588	40,472,512,588	30,702,164,870	42,449,825	42,449,825
Net income per share(3)	0.06	127	287	169	79,891	76,648
Amounts in accordance with U.S. GAAP
Total revenue	14,456,091	29,551,574	33,849,213	22,784,694	19,461,739
Operating income	3,158,820	6,457,354	9,840,311	8,455,099	7,245,976
Net operating income per share	0.08	160	243	229	199
Income before
income tax and non-controlling interest	3,427,860	7,007,335	13,427,443	8,710,648	7,765,863
Net income attributable to Ecopetrol	2,239,703	4,578,468	8,841,883	6,144,685	6,636,424
Net income per Share	0.06	113	218	166	182
Average number
of shares outstanding(4)	40,472,512,588	40,472,512,588	40,472,512,588	36,922,352,491	36,384,788,817

(1)
Amounts stated in U.S. dollars have been translated for the convenience of the reader at the rate of Ps$2,044.23 to US$1.00, which was the Representative Market Rate at December 31, 2009, the last business day of the year, as reported and certified by the Superintendency of Finance.

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

Exchange Rates

On July 14, 2010, the Representative Market Rate was Ps$1,871.19 per US$1.00.  The Federal Reserve Bank of New York does not report a noon-buying rate for Pesos.  The Superintendency of Finance calculates the Representative Market Rate based on the weighted averages of the buy/sell foreign exchange rates quoted daily by foreign exchange rate market intermediaries including financial institutions for the purchase and sale of U.S. dollars.

The following table sets forth the high, low, average and period-end exchange rate for Pesos/U.S. dollar Representative Market Rate for each of the last five years and for the last six months.

	Exchange Rates
	High	Low	Average	Period-End
Year ended December 31,

2005	2,397.25	2,272.95	2,320.77	2,284.22
2006	2,634.06	2,225.44	2,357.98	2,238.79
2007	2,261.22	1,877.88	2,078.35	2,014.76
2008	2,392.28	1,652.41	1,966.26	2,243.59
2009	2,596.37	1,825.68	2,156.29	2,044.23
January 2010	2,044.23	1,957.82	1,978.19	1,982.29
February 2010	2,003.76	1,914.87	1,952.89	1,932.32
March 2010	1,934.21	1,888.05	1,909.10	1,928.59
April 2010	1,973.05	1,911.07	1,940.36	1,969.75
May 2010	2,029.54	1,950.44	1,984.36	1,971.55
June 2010	1,971.55	1,886.05	1,925.90	1,916.46

Source:	Superintendency of Finance for historical data. Banco de la República or the Colombian Central Bank (www.banrep.gov.co) for averages.

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

Colombia has experienced internal security issues, primarily due to the activities of guerrillas, paramilitary groups and drug cartels.  In the past, guerrillas have targeted the crude oil pipelines, including the Oleoducto Transandino, Caño Limón-Coveñas and Ocensa pipelines, and other related infrastructure disrupting our activities and those of our business partners.  On several occasions guerilla attacks have resulted in unscheduled shut-downs of the transportation systems in order to repair damaged sections and undertake clean-up activities.  These activities, their possible escalation and the effects associated with them have had and may have in the future a negative impact on the Colombian economy or on us, which may affect our customers, employees or assets.  In the context of the political instability, allegations have been made against members of the Congress of Colombia and on Government officials for possible ties with illegal groups.  This situation may have a negative impact on the credibility of the Colombian Government which could in turn have a negative impact on the Colombian economy or on us in the future.

There have been certain events in Colombia and abroad, which have resulted in political tension between Colombia and some of its neighboring countries.

Events such as the Colombian government-sponsored attacks on a FARC camp in Ecuador (which resulted in the death of one of the members of the FARC’s Secretariat) and the signing of military treaty between Colombia and the United States have made the diplomatic relations between Colombia and some of its neighboring countries, in particular Ecuador and Venezuela, very tense.  This political tension is heightened by the Colombian Government’s allegations that neighboring countries are supporting the guerilla groups.  On other occasions allegations have been made by Venezuela that the Colombian army has entered foreign soil while in pursuit of FARC members.  The Colombian army and air force continue to combat FARC members throughout Colombia, including Colombia’s borders.  Similar future events could result in new and heightened tensions with its neighbors, which could have a negative impact on Colombia’s economy and general security situation.

Companies operating in Colombia, including us, are subject to prevailing economic conditions and investment climate in Colombia, which may be less stable than prevailing economic conditions in developed countries.

The market price of securities issued by Colombian companies, including us are subject to the prevailing economic conditions in Colombia.  Substantially all of our assets and operations are located in Colombia, and most of our sales are currently derived from our crude oil and natural gas production and production of our refineries located in Colombia.  In the past, economic growth in Colombia has been negatively affected by lower foreign direct investment and high inflation rates and the perception of political instability.

The Colombian government has changed monetary, fiscal, taxation, labor and other policies over time and has thus influenced the performance of the Colombian economy.  We have no control over the extent and timing of government intervention and policies.

Presidential elections took place in Colombia on May 30, 2010 with Juan Manuel Santos of Party of the U receiving 46.56% of the vote and Antanas Mockus of the Green Party receiving 21.49% of the vote.  Since no candidate received more than 50% of the vote, a second round was held on June 20, 2010.  Juan Manuel Santos was elected President in this second round, having received 69.1% of the vote while Antanas Mockus received 27.5% of the vote.  The investment and security climate in the country will be tied to how this new government is perceived by foreign investors.

If the perception of improved overall security in Colombia changes or if foreign direct investment declines, the Colombian economy may face a downturn which could negatively affect our financial condition and results of operation.  Furthermore, the market price of our shares and ADSs may be adversely affected by changes in governmental policy, particularly those affecting economic growth, exchange rates, interest rates, inflation and taxes.

Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Colombian securities, including our American Depositary Shares (ADSs).

Securities issued by Colombian companies may be affected by economic and market conditions in other countries, including other Latin American and emerging market countries.  Securities issued by Colombian issuers are also likely to be affected by economic and political conditions in Colombia’s neighbors:  Venezuela, Ecuador, Perú, Brazil and Panama.  Although economic conditions in such Latin American and other emerging market countries may differ significantly from economic conditions in Colombia, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Colombian issuers.

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

Before we, or any of our Colombian subsidiaries, can issue any debt in the international and local capital markets or incur any other type of indebtedness, the Government, through the Ministry of Finance and Public Credit, must authorize the issuance of such debt and we must register external debt with the Colombian Central Bank. However, this restriction is not applicable to foreign companies which have branch offices in Colombia, such as our subsidiaries Hocol or ODL.  We cannot assure you that if we were to seek such an authorization, that the Nation would issue it in a timely fashion or at all.

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

We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties.  The Government has modified the royalty program for crude oil and natural gas production several times in the last 20 years, as it has modified the regime regulating new contracts entered into with the Government.  The royalty regime for contracts being entered into today for crude oil is tied to a scale starting at 8% for production of up to 5,000 barrels per day or bpd and increases up to 25% for production above 600,000 bpd.  Royalties for natural gas production are also subject to a sliding scale depending on whether the field is on-or off-shore and range between 8% and 25%.

In the future, the Government may once again amend royalty payment levels for new contracts and such changes could have a material adverse effect on our financial condition or results of operation.

The Government may delay the reimbursement of the gasoline and diesel fuel price differentials.

The Government regulates domestic prices of liquid fuels according to international market conditions in order to align domestic prices with trends in international prices, with a one month lag.  When domestic prices of liquid fuels are lower than international parity prices, the Government is responsible for reimbursing importers or refiners for the difference, which difference is called the fuel price differential pursuant to Law 1151 of 2007.  The fuel price differential is calculated on a monthly basis and reported on a quarterly basis, with the corresponding cash payment to be made during the next subsequent quarter.  In cases of payment delays, refiners are entitled to receive interest on past due amounts.

Historically, when domestic prices of liquid fuels were higher than international parity prices, the Government lowered domestic prices.  However, towards the end of 2008 as international prices decreased, the Government decided not to lower domestic prices.  Instead, the Government kept domestic prices high and allocated the positive difference between domestic fuel prices and the international parity prices to a Fuels Stabilization Fund (Fondo de Estabilización de Precios de los Combustibles - FEPC).  Similar to the approach followed by other countries, this Fund is funded with these excess payments when international prices are low and depleted when international prices are high in order to mitigate domestic price volatility.

During 2008, refiners, including us, were entitled to fuel price differential payments based on trends in international prices.  However, the payment by the Government of the 2008 fuel price differential was delayed and the Ministry of Mines and Energy issued a resolution by which it established a payment schedule relating to the 2008 fuel price differential.  Under this payment schedule, the 2008 fuel price differential was paid in three installments in April, August and December 2009 and the Government recognized an opportunity cost with respect to these amounts.

During 2009, refiners, including us, were once again entitled to fuel price differential payments corresponding to the third and fourth quarters of the year.  However, the fuel price differential for the third quarter of 2009 was not timely paid during the fourth quarter of 2009.  Instead, the Government, through Decree 4839 of 2008, stated that all payments corresponding to the 2009 fuel price differential would be paid in 2010.  Pursuant thereto, the price differential corresponding to the third quarter of 2009 was paid in February 2010, together with the fuel price differential for the fourth quarter of 2009.

Based on these past delays, we are unable to determine when we will collect the amount of any fuel price differentials that become due in the future.  Any material delay in payment of these fuel price differentials by the Government or a significant amendment to Law 1151 imposing on us additional responsibilities with respect to the fuel price differentials could have a negative impact on our financial condition and results of operations.

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

As of December 2009, nearly 96% of our revenues came from sales of crude oil, natural gas and refined products.  Most prices for products developed and sold by us are quoted in U.S. dollars and fluctuations in the U.S. dollar/Peso exchange rate have a direct effect on our Peso-denominated financial statements.

A significant and sustained decrease in crude oil prices could have a negative impact on our results of operations and financial condition.  In addition, a reduction of international crude oil prices could result in a delay in our capital expenditure plan, in particular delaying exploration and development activities, thereby delaying the development of reserves and affecting future cash flows.

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

The combination of declining cash flows as a result of declines in commodity prices, a reduction in borrowing bases under reserve-based credit facilities and the lack of availability of debt or equity financing may result in a significant reduction of our customers’ liquidity and limit their ability to make payments or perform on their obligations to us. In addition, some of our customers may be highly leveraged and subjected to their own operating expenses, and as such the risk we face in doing business with these customers may increase. Other customers may be subjected to regulatory changes, which could increase the risk that they may default on their obligations to us. For example, due to a Venezuelan government constraint imposed on foreign currency transactions, PDVSA Gas has delayed payments to its providers, including us. Financial problems experienced by our customers could result in the impairment of our assets, a decrease in our operating cash flows and may also reduce or curtail our customers’ future use of our products and services, which may have a material adverse effect on our revenues.

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

Our deep water drilling operations carried out by us and in conjunction with our business partners involve certain risks and costs which may be outside of our control.

We, in association with our business partners, have undertaken deep water exploratory drilling in two blocks in the Gulf of Mexico.  Additionally, we are acting as operators in five off-shore exploratory blocks in Colombia.  In association with our business partners, we are also planning on undertaking deep water drilling in four blocks in Colombia, five blocks in the Gulf of Mexico, and two blocks in Brazil.  These deep water drilling activities entail new and heightened risks as reserves are located at greater distances underneath the seabed.  The heightened risks and costs associated with deep water drilling may have a negative effect on our results of operations and financial condition.

Furthermore, as a result of the recent oil spill in the Gulf of Mexico, significant concerns regarding the safety of deep water drilling have been raised and the U.S. Government has declared a six-month moratorium on drilling new deep-water wells in the Gulf of Mexico.  In 2010 we, in association with our business partners which were to act as operators, had specifically planned the drilling of two exploratory wells in the Gulf of Mexico.  Due to the above-mentioned moratorium, we will most likely be unable to complete the drilling of these wells.  Since we have no control over these types of foreign government regulations, they may negatively impact the timing of our deep water drilling operations and consequently our results of operations and financial condition.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time, which could adversely affect our ability to generate revenue.

Historical reserves estimates are prepared by the use of commonly used geological and engineering oil industry practices.  Estimates are based on geological, topographic and engineering facts.  Actual reserves and production may vary materially from estimates shown in this annual report, which could affect our results of operation.

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

We began exploration activities outside Colombia in 2006 through our Brazilian subsidiary, Oleo é Gas Do Brazil Ltda.  Our foreign subsidiaries have subsequently entered into a number of joint venture exploration agreements with regional and international oil companies to explore blocks in Perú, Brazil and the U.S. Gulf of Mexico.  The results of operations and financial condition of our subsidiaries in these countries may be adversely affected by fluctuations in their local economies, political instability and government actions.

We have limited experience exploring outside Colombia, where we are the incumbent operator.  We may face new and unexpected risks involving environmental requirements that exceed those currently faced by us.  Additionally, we may be exposed to legal disputes with foreign regulators.  For example, we were awarded block Tucano-156 in Brazil in the 8th round of 2006.  However, our award is currently suspended as a result of a governmental injunction against the 8th round award process.  According to official publications, Brazil’s Agencia Nacional do Petroleo (ANP) removed all blocks that did not receive offers during the 8th round.  However, the publications do not specify what will be the result with respect to the 38 blocks which did receive winning offers, including Tucano-156.  According to our consultations with the Superintendência de Promoção de Licitações (SPL), the awarding process has not yet been defined and the ANP is still waiting for further instructions from the Brazilian government.  We may also experience the imposition of restrictions on hydrocarbon exploration and export, or increases in export tax or income tax rates for crude oil and natural gas.

If one or more of these risks described above were to materialize, we may not achieve the strategic objectives in our international operations, which may negatively affect our results of operations and financial condition.

We may incur losses and spend time and money defending pending lawsuits and arbitrations.

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

Our most relevant legal proceeding was brought by an association of former employees known by the acronym Foncoeco.  See Item 4B — “Legal Proceedings” for a description of this proceeding.

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

Internal demand for natural gas has experienced strong growth during the last decade as a result of national campaigns for cleaner energy and more competitive tariffs for retail customers.  We may not be able to keep up with local demand and industrial commitments if demand outpaces the rate of new gas developments and discoveries.

We have long-term contracts to supply power utilities and other large customers.  In 2007, we signed an agreement with PDVSA Gas to supply natural gas to Venezuela until 2012, when it is expected that Venezuela will supply us with natural gas.  It is uncertain whether Venezuela will be able to begin supplying us with natural gas by 2012.

Additionally, if our current expansion projects or new projects are delayed, we may be required to compensate our long-term contract customers for our failure to supply natural gas, which may negatively impact our financial condition and results of operation.

We are not permitted by law to own more than 25% of a natural gas transportation company, which may not allow us to transport new natural gas reserves to distribution points and to our customers.

We discovered natural gas reserves in the Cusiana and Cupiagua fields for which limited transportation capacity currently exists.  New natural gas transportation infrastructure may not be available to transport natural gas from new or existing fields to consumption areas.  Furthermore, we are prohibited by law from holding more than 25% of the equity of any natural gas transportation company and we cannot determine whether the necessary transportation capacity will be built by third parties to transport natural gas.  We may be required to enter into agreements with natural gas transportation companies in terms that are not favorable to us.

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

If we are unable to transport natural gas discoveries to our customers or to regions where natural gas is needed, we may not be able to develop these reserves, which may result in impairment of the related assets and would not allow us to recover the capital expenditures invested to make these natural gas discoveries.

Results could be affected by conflicts with the labor unions.

In the past, we have been affected by strikes and work stoppages promoted by our labor unions.  These strikes have been both politically and contract-related, especially during collective bargaining negotiations.  In April, 2009, we entered into an agreement with the Unión Sindical Obrera de la Industria del Petróleo (USO), one of our industry labor unions, to restore trust between USO and us with open communication and transparency as the main principles.  Additionally, on August 22, 2009, as a result of consensual negotiations, we entered into a new five-year collective bargaining agreement with three of our most significant industry labor unions:  USO, Asociación de Directivos Profesionales, Técnicos y Trabajadores de las Empresas de la Rama de Actividad Económica del Recurso Natural del Petróleo y sus Derivados de Colombia (ADECO) and Sindicato Nacional de Trabajadores de Empresas Operadoras, Contratistas, Subcontratistas de Servicios y Actividades de la Industria del Petróleo y Similares (SINDISPETROL).  The new collective bargaining agreement is effective as of July 1, 2009 and covers salaries, healthcare, education, housing, transport, meals, cultural activities, union rights and guarantees, among other aspects.  We consider reaching this agreement during consensual negotiations as a significant step towards the development of improved relations with our labor unions.  SINCOPETROL, our company’s labor union, neither presented any list of claims to us nor objected to the bargaining agreement.  Thus, we do not have a labor conflict with SINCOPETROL.

However, we cannot assure you that we will not experience labor unrest in the future.  In the event relations with our labor unions deteriorate, which could result in industry-general strikes, work stoppages or even sabotage, our results of operations and financial condition could be negatively affected.

We may not be able to achieve our corporate goals if we face difficulty in finding competent successors to our current management and employees.

Our growth strategy and the successful achievement of our corporate goals depend on the competence of our management and employees.  Due to the upcoming expiration of retirement benefits, some of our managers and employees will leave the Company in order not to lose those retirement benefits.  See Item 6D — “Employees”.  As a result, we may face a difficulty in finding successors to our current managers and employees with the required competence and leadership.  These difficulties, in turn, may negatively affect our results.

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

We conduct exploration and production activities in areas classified as indigenous reserves and afrocolombian lands.

We carry out and plan to carry out exploration and production activities in areas classified by the Government as indigenous reserves (resguardos) and afrocolombian lands (territorios colectivos).  We may not begin to explore for or produce hydrocarbons in these regions until we reach an agreement with the indigenous or afrocolombian communities living on these lands.  Generally these consultations last between four and six months, but may be significantly delayed if we cannot reach an agreement.  For example, we conduct operations in areas of the Northeastern region which are inhabited by the U’wa community.  Commencement of operations on two blocks in this region have been delayed for 17 years and eight years, respectively, and as of December 2009, we have not received approval to undertake activities in these two blocks by the indigenous authorities.  Similarly, some of our exploration operations in the Southern region have been delayed for over a year as a result of the presence of the Kofan community who oppose our presence and activities in the reservation.  If our activities endanger the conservation and preservation of these cultural minorities or their identities or beliefs, we may not be able to explore regions with good prospects.  We may face similar risks in other jurisdictions where we have initiated exploration activities which could have a negative effect on our operations.

Currency fluctuations and an appreciation of the Peso against the U.S. dollar could have a material adverse effect on our financial condition and results of operations because approximately 54% of our revenues came from foreign sales

Approximately 54% of our sales are made in the international markets.  The impact of fluctuations in exchange rates, especially the Peso/U.S. dollar rate on our operations has been and may continue to be material.  In addition, a substantial share of our liquid assets are held in U.S. dollars or indexed to foreign currencies and gain value when the Peso depreciates against the U.S. dollar and lose value when Peso appreciates against the U.S. dollar.  We use forwards, swaps or futures contracts to partially mitigate the impact of currency fluctuations in order to be able to balance our U.S. Dollar denominated assets and liabilities as our foreign currency indebtedness increases.

The Peso depreciated 9.7% on average against the U.S. dollar in 2009.  When the Peso depreciates against the U.S. dollar, our revenues from exports, when translated into Pesos, increase.

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

We expect to make significant expenditures to reach the corporate goals established by our 2008 – 2015 Strategic Plan.  Our ability to fund these expenditures is dependent on our ability to access the capital necessary to finance the construction of these facilities.  In recent years, domestic and global financial markets and economic conditions have been weak and volatile and contributed significantly to a substantial deterioration in the credit and capital markets.  These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk can make it difficult for us to obtain funding for our capital needs on favorable terms.  As a result, we may be forced to revise the timing and scope of these projects as necessary to adapt to existing markets and economic conditions.

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

During recent periods, the cost of raising funds in debt and equity capital markets has increased while the availability of funds from those markets has diminished.  Likewise, during recent periods, the cost of obtaining funds from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards and reduced, and in some cases ceased to provide, funding to borrowers.  If the financial market’s recovery from the recent crisis falters, our ability to obtain capital from credit facilities may be impaired.

We are subject to extensive environmental regulations in Colombia and in the other countries in which we operate.

Our operations are subject to extensive national, state and local environmental regulations in Colombia. Environmental rules and regulations are applicable to our exploration, production, refining, transportation and supply and marketing activities. These regulations establish, among others, quality standards for hydrocarbon products, air emissions, water discharges and waste disposal, environmental standards for abandoned crude oil wells, remedies for soil, water pollution and the general storage, handling, transportation and treatment of hydrocarbons in Colombia. Since the creation of the Ministry of the Environment in 1993 and the enactment of more rigorous laws, environmental regulations have substantially impacted our operations and business results. Currently, all exploratory project drilling in areas that do not yet have a license must have an environmental impact assessment and must receive an environmental license from the local authorities. The Ministry of the Environment routinely inspects our crude oil fields, refineries and other production sites and may decide to open investigations which may result in fines, restrictions on operations or other sanctions in connection with our non-compliance with environmental laws.

We are also subject to regional environmental regulations issued by the corporaciones autonomas regionales or regional environmental authorities, which oversee compliance with each region’s environmental laws and regulations by oil and gas companies.  If we fail to comply with any of these national or regional environmental regulations, we could be subject to administrative and criminal penalties, including warnings, fines and closure orders of our facilities.  See Item 4 — “Business Overview – Environmental Matters”.

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

We have made significant investments in acquisitions and we may not realize the value expected.

We have acquired interests in several companies in Colombia and abroad.  See Item 4 – “Information on the Company”.  Obtaining the expected benefits of the acquisitions will depend, in part, on our ability to (i) obtain the expected operational and financial results from these acquisitions and (ii) manage disparate operations and to integrate distinct corporate cultures.  These efforts may not succeed or may distract our management from operating our existing business.  Our failure to successfully obtain the expected results from our recent acquisitions could adversely affect our financial condition and results of operations.

Our strategic plan contemplates the expansion of operations outside of Colombia where we will be subject to risks associated with investments in new countries.

As part of our strategic plan, we have begun to operate through business partners, subsidiaries or affiliates outside of Colombia.  As of the date hereof, we have investments and subsidiaries incorporated in Perú, Brazil, Bermuda and the United States, and we are analyzing investments in other countries.  In connection with making investments, we are and will be subject to risks relating to unstable economic and political conditions, governmental economic actions, such as exchange or price controls or limits on the activities to be performed by us, increases in tax rates, contractual changes, and social and environmental challenges.  In addition, we have recently acquired 50% ownership interest in Offshore International Group Inc. (OIG), a company that has investments in Perú, and we have faced reputational risks arising from prior ownership of such company.  These factors, among others that our international activities may encounter, could adversely affect our results of operations in those countries and decrease the value of our investments.

Our subsidiary, Refineria de Cartagena S.A. (“Reficar”) is currently negotiating a project financing which, if delayed, could affect our operating results and financial condition.

Our subsidiary, Refineria de Cartagena S.A. (“Reficar”) has entered into negotiations to raise approximately US$ 3.4 billion through a limited-recourse project financing.  We will act as sponsor and will provide a guarantee to the project lenders.  We are targeting a November 2010 closing for the transaction.  If for any reason  the closing of the transaction is delayed, the targeted final completion of the project could also be delayed, which would result in higher capital expenditure requirements for Reficar and a decrease in our profitability.   Additionally, if the start up of the upgraded refinery is delayed, or if the upgraded refinery does not reach the expected performance level in terms of the quality of products and/or volumes produced, the project lenders could request that we act on the guarantee and assume the payment obligations of Reficar, which would affect our operating results and financial condition.

Risks relating to our ADSs

The market for our ADSs has only started to develop recently.  An active and liquid public market for our ADSs may not develop.

The number of our outstanding ADSs has increased significantly since they began trading on the New York Stock Exchange on September 18, 2008.  Nevertheless, the number of outstanding ADSs is still relatively small when compared to the number of our total outstanding shares.  Increases in the liquidity of the ADSs will depend on the creation of new receipts by investors in the international market, which will in turn depend largely on market conditions and the interest of new investors in our Company.

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

The Colombian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than other securities markets.  For example, the Bolsa de Valores de Colombia or BVC had a market capitalization of approximately Ps$287,082 billion (US$140.46 billion using the closing rate for 2009) as of December 31, 2009, a 47% increase when compared with the amount at the end of 2008, and a trading volume of approximately Ps$114,380 million (US$53.1 million, using the average exchange rate for 2009), a 151% increase when compared to the volume in 2008.  In contrast, the New York Stock Exchange had a market capitalization of US$11.8 trillion as of December 31, 2009, and a daily trading volume of approximately US$70.6 billion in 2009.

As of December 31, 2009 our shares represented the highest market capitalization of the BVC with 35% of the total.  In addition, they had the highest trading volume in the BVC averaging Ps$24,613 million traded per day. Our shares represent 21.4% of the Índice General de la Bolsa de Valores de Colombia or IGBC stock market index, 12.5% of the COL20, a stock market index that includes the top 20 traded stocks in the BVC and 21.1% of the COLCAP, a stock price volatility index.

Given the current ownership of our shares, it may be difficult for you to purchase large quantities of shares from a single shareholder.  We cannot assure you that a liquid trading market for our ADSs will develop or, if developed, will be maintained following this offering, which could substantially limit the ability of investors in our ADSs to sell them at the price and time you desire.

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

ITEM 4.	Information on the Company

4.A.	History and Development of the Company

Ecopetrol is a mixed economy company, organized on August 25, 1951, and existing under the laws of Colombia.  We have an unlimited duration.  Our address is Carrera 13 No. 36-24 Bogota, Colombia and our telephone number is +571 234 4000.

We were incorporated as the Empresa Colombiana de Petróleos as a result of the reversion of the De Mares concession to the Government by the Tropical Oil Company in 1921.  We began our operations as a governmental industrial and commercial company, responsible for administering Colombia’s hydrocarbon resources.

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

In 2006, the Congress of Colombia authorized us to issue up to 20% of our capital stock in Colombia, subject to the condition that the Nation control at least 80% of our capital stock.  On November 13, 2007, we placed 4,087,723,771 shares in the BVC, which resulted in 482,941 new shareholders and raised approximately Ps$5,723 billion for the sale of 10.1% of our capital stock.  Since September 18, 2008, our ADS’s have been trading in the New York Stock Exchange under the symbol “EC”.  In addition, on December 4, 2009, our ADSs began trading on the Lima Stock Exchange under the symbol “EC”.  Each ADS represents 20 common shares of the Company.

In April 2008, we completed the acquisition of Polipropileno del Caribe S.A. (Propilco), the main polypropylene supplier in Colombia, for the purchase price of approximately US$690 million, thereby increasing our market share in the petrochemical business.  We acquired 49% of Propilco’s shares directly and the remaining 51% indirectly, through our subsidiary Andean Chemicals Ltd.

In July 2008, we, through our Panamanian subsidiary ODL Finance, acquired a 65% interest in Oleoducto de los Llanos Orientales (“ODL”).  ODL is a company which, through its Colombian branch Oleoducto de los Llanos Orientales Sucursal Colombia, has built a crude oil pipeline, connecting the Rubiales field to the Monterrey pump station.  See Item 4B — “Business Overview — Transportation” for further details on this pipeline.

In February 2009, we, in partnership with Korea National Oil Corporation (KNOC), acquired a 100% stake (50% for each participating company) in Offshore International Group Inc. (OIG) for the purchase price of US$992 million.  OIG is the U.S. parent of Savia Perú (formerly Petrotech Peruana S.A.), which carries out crude oil exploration and production activities in Perú.

In February 2009, we entered into a memorandum of understanding with Glencore International A.C. pursuant to which we acquired in May 2009 all of its stake in Reficar through our subsidiary Andean Chemicals for the purchase price of US$545 million, thereby becoming the sole indirect owner of Reficar.

In March 2009, we entered into an agreement with Maurel et Prom pursuant to which we acquired in May 2009 100% of its stake in its subsidiary in Bermuda, Hocol Petroleum Limited, for the purchase price of US$580 million plus US$162 million for working capital.  Hocol Petroleum Limited’s most important assets are Hocol and Homcol, two companies incorporated in the Cayman Islands with branches in Colombia involved in crude oil and natural gas exploration and production activities in Colombia.

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

4.B.	Business Overview

Strategic Plan

Our 2008 – 2015 Strategic Plan focuses on transforming us into a global company with emphasis on crude oil, natural gas and the development of alternative fuels.  We are committed to developing into a key player with high competitive standards, strong human resources and transparent social responsibility policies.  We intend to become one of Petroleum Intelligence Weekly’s 27 leading oil and natural gas companies.

Our strategic plan provides detailed initiatives for each one of our business segments.  Our main objectives are to achieve a daily output of approximately 1 million boe by 2015 and a reserves addition of 2,110 million barrels of oil equivalent or boe by 2012.  We are also planning on expanding our refining and conversion capacity and increasing our petrochemical production, while complying with local and international environmental standards.

We expect to fund our strategic initiatives through cash on hand and cash flow from operating activities.  We also expect to access the local and international capital markets to fund part of our expansion.  During 2009, we began to incur long-term debt, (i) entering into a Ps$2.2 trillion (approximately US$1 billion) syndicated loan facility with a syndicate of local banks in May 2009 and (ii) issuing US$1.5 billion aggregate principal amount of 7.625% notes due 2019 on July 23, 2009 under Rule 144A/Regulation S with registration rights with the SEC (which notes were subsequently registered with the SEC).  In addition, Oleoducto de los Llanos Orientales (“ODL”), our indirect Panamanian subsidiary, through its Colombian branch office, Oleoducto de los Llanos Orientales Sucursal Colombia, (i) entered into a Ps$520,000 million (approximately US$200 million) loan facility with Grupo Aval (composed of Banco de Bogota S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco AV Villas S.A.) in March 2009, (ii) placed a series of notes in an aggregate principal amount equal to Ps$500,000 million (approximately US$260 million) through the Dutch Auction System in October 2009 and (iii) entered into a second Ps$800,000 million (approximately US$406 million) loan facility with Grupo Aval in May 2010 (which proceeds were used to fully pay the first credit facility with Grupo Aval and any remaining amount was allocated to finance part of the Rubiales pipeline described in Item 4B – “Business Overview – Transportation – Pipelines – Oleoducto de los Llanos Orientales” below).  We believe that we will be able to access local and international markets when the need arises.  We are also authorized by law 1118 of 2006 to sell an additional 9.9% of our equity, which could be used to complete funding our strategic plan.  See Item 5B — “Liquidity and Capital Resources — Liquidity” for a description of our liquidity and capital resources.

We expect to achieve our strategy together with our joint venture partners with whom we have built long-term relationships.  We are also working with foreign governmental authorities in countries where we already have operation or where we intend to develop operations.

Exploration and Production

We intend to continue the expansion of our exploration and production activities and enter into new joint ventures to further develop our business.  We intend to become a global player with the capacity to increase reserves and production of crude oil and natural gas in a sustainable way, entering frontier on-shore and off-shore areas.  In line with our development strategy, we intend to increase our average daily production of hydrocarbons to one million boe per day by the year 2015.  By 2015, we estimate our total investment in exploration activities at US$11 billion and in production activities at US$27 billion for a total of US$38 billion.

Increase our average daily production of hydrocarbons

Our 2008 – 2015 Strategic Plan contemplates estimated capital expenditures of approximately US$38 billion in exploratory and development activities in Colombia and abroad.  Our goals are to increase our reserves by 2,110 million boe by 2012 and to increase our daily output of hydrocarbons to one million boe per day by 2015.  From 2008 to 2015, we estimate spending approximately US$11 billion in exploratory activities in Colombia and abroad.  We estimate that we will need to incorporate approximately 435 million boe of proved reserves per year from a combination of exploratory drilling, acquisition of reserves in place and incorporation of new reserves from existing fields to achieve our one million boe per day production target.

Between 2008 and 2015, we plan to invest approximately US$16 billion in production projects, including development of mature fields, increasing production of heavy crude oil and development of natural gas fields.  In addition, during the course of the same period, we intend to invest approximately US$11 billion to execute our growth strategy by selectively entering into joint ventures with major international and regional crude oil companies to bid for new exploration and production blocks on-shore and off-shore within and outside Colombia.  In 2009, our capital expenditures in our exploration and production segment were Ps$5,564,438 million (approximately US$2.72 billion).

For 2008 and 2009, our capital expenditures in our exploration and production segment were Ps$10,476 billion (approximately US$5.125 billion).  During the same period, we increased our proved reserves by 623 million boe.  In 2009 alone, we produced a daily average of 521 thousand boe representing an increase of 30% compared to 2007.

Refining and Petrochemicals

Expand our refining capacity in the Barrancabermeja refinery and Reficar and increase our production of petrochemicals

We intend to expand and modernize our refining capacity in the Barrancabermeja refinery and Reficar in order to reach a 95% conversion rate.  Our goal is to process approximately 650 thousand bpd by 2015.  The implementation of this initiative will allow us to increase production of refined products and improve the efficiency of and upgrade existing facilities in order to reach higher margins in our refining segment.  Our strategic plan contemplates the investment of approximately US$11 billion in the upgrade and expansion of our refineries.  We expect to invest approximately US$4 billion to increase our production of petrochemicals and reach 2.7 million tons per year by 2015, including 700,000 tons per year of polypropylene produced by Polipropileno del Caribe S.A. (Propilco).  For 2008 and 2009, our capital expenditures in our refining and petrochemicals segment were Ps$3,487 billion (approximately US$1.706 billion), mainly due to our acquisition of the remaining 51% ownership of Reficar and resulting from our commitment to provide cleaner fuels.  In 2009 alone, our capital expenditures in our refining and petrochemicals segment were Ps$2,711 billion (approximately US$1,326 million).

Transportation

Development of our transportation infrastructure

We plan to implement a transportation infrastructure program focused on the construction of crude oil pipelines and multipurpose transportation systems to assure our transportation capacity.  We intend to invest approximately US$1.2 billion in the construction and upgrading of our transportation infrastructure to meet our future requirements and in the conversion of existing crude oil pipelines for the transportation of heavy crude oil.  For 2008 and 2009, our capital expenditures in our Transportation segment were Ps$3,210 billion (approximately US$1.570 billion).  In 2009 alone, our capital expenditures in our transportation segment were Ps$2,270 billion (approximately US$1.110 billion), including the acquisition of Embridge’s stake in Ocensa.  We anticipate making further investments in our transportation segment in the near future because our production has grown at faster levels than expected.

Market and Supply

Selectively expand our activities into the retail segment

Our marketing strategy is focused on supplying the local market and exporting crude oil, refined products and natural gas to end-users, including refineries and wholesalers in order to improve our margins.  We are focused on increasing our market participation in crude oil and refined products in the Far East.  We are currently opening new markets for our products, such as China, India, Nigeria and Angola.  Our 2008 – 2015 Strategic Plan contemplates investments of approximately US$3 billion in the retail sector, and we have been evaluating on a selective basis the prospect of entering into retail markets in Colombia.

Our principal export market in 2009 was the US market.  Currently, we maintain short-term crude oil supply contracts with Valero, ConocoPhillips and Tesoro Refining, as well as supply contracts for refined products with Refineria Dominicana de Petróleo S.A., and Berkshire, and a natural gas supply agreement with PDVSA.

Based on our natural gas production growth projections, we expect to increase our sales by focusing on deliveries of compressed natural gas for motor vehicles and industrial users, which have high demand.

Others

Expand our operations in the renewable energy market

We intend to participate in the renewable energy market in Colombia with local investors with whom we have undertaken the development of a refinery to process palm oil and sugar cane for bio-fuels.  Our plan calls for investment of US$570 million in these initiatives.  See Item 4B — “Business Overview — Environmental Matters.”

Capital Expenditures

Our consolidated capital expenditures during 2009 amounted to Ps$10,750,197 million compared to Ps$6,704,595 million in 2008 and Ps$3,036,962 million in 2007.  The most significant increase in our capital expenditures has been in our refining and petrochemicals segment which increased 249.3% in 2009 to Ps$2,710,526 million from Ps$776,080 million in 2008, and 231% in 2008 when compared to Ps$234,462 million in 2007.  We plan to meet our budgeted capital expenditures primarily through existing cash on hand, cash from operating activities and financings in the local and international financial markets.  We may access equity markets through the issuance of an additional 9.9% of our common stock as authorized by Law 1118 of 2006.

At March 31, 2010, our unaudited consolidated capital expenditures were approximately Ps$1,381 billion.  These capital expenditures were funded mainly by our cash on hand and cash flow from our operations.

We currently have capital expenditures commitments locally and abroad.  The most significant capital expenditures are within our exploration, production, transportation and refining segments.  See Note 31 to our consolidated financial statements for a description of our principal commitments.

Overview

We are a vertically integrated oil company operating in Colombia and overseas.  We are majority owned by the Nation and our shares trade on the BVC under the symbol ECOPETROL and in the New York Stock Exchange and the Lima Stock Exchange under the symbol “EC”.  We divide our operations into four business segments that include exploration and production; transportation; refining; and marketing and supply.  We are the largest corporation in Colombia, as measured by assets, sales, net income and net worth, and we play a key role in the local energy supply market.

Overview by Business Segment

Exploration and Production

Summary

Our exploration and production business segment includes exploration, development and production activities in Colombia and abroad.  We began local exploration in 1955 and international exploration in 2006.  We conduct exploration and production activities directly and through joint ventures with third parties.  We are the largest producer of crude oil and natural gas, the largest operator, and at December 31, 2009, we maintained the most acreage under exploration in Colombia.

According to the ANH, Colombia has 23 sedimentary basins, and at December 31, 2009, we had exploratory activities in 15 of them.  The following map shows the basins where we conduct exploratory activities.

75°0'W
70°0'W
10°0'N
5°0'N
0°0'
5°0'S
LA GUAJIRA
ATLÁNTICO
MAGDALENA
CESAR
SUCRE
BOLÍVAR
CÓRDOBA
NORTE DE SANTANDER
ANTIOQUIA
SANTANDER
BOYACÁ
CHOCÓ
CALDAS
CUNDINAMARCA
QUINDÍO
TOLIMA
VALLE DEL CAUCA
ARAUCA
CASANARE
VICHADA
META
HUILA
CAUCA
NARIÑO
GUAINIA
GUAVIARE
CAQUETÁ
VAUPÉS
PUTUMAYO
AMAZONAS
ECUADOR
Basin
1:8,000,000
LEGEND
18.CAGUÁN
9.CATATUMBO
15.CHOCÓ_MARINE
12.CORDILLERA
2.GUAJIRA
1. GUAJIRA_MARINE
13.LLANOS
14.PACIFIC_MARINE
19. PUTUMAYO
7. SINÚ
5.SINÚ_MARINE
17.TUMACO_MARINE
8.VIM LOWER MAGDALENA VALLEY
10.VMM MIDDLEY MAGDALENA VALLEY
16.VSM UPPER MAGDALENA VALLEY
0.No Sedimentary
Department
Basin
ECOPETROL S.A.
VICEPRESIDENCIA DE
EXPLORACIÓN Y PRODUCCIÓN
COLOMBIA BASIN'S MAP
ECOPETROL S.A OPERATOR
Source: TIERRAS ANH VERSIÓN NOV 2009

We have organized our production activities into five administrative regions.  The administrative regions, and their respective 2009 results, are:

Northeastern Region – The Northeastern region is comprised of two areas, one located in the north of Colombia along the Atlantic coast and the other located in the Piedemonte Llanero.  The Northeastern region covers approximately 439,151 acres, and includes the natural gas fields located at La Guajira and the crude oil and natural gas fields located in Cusiana-Cupiagua.  In 2009, the Northeastern region had a total production of approximately 36.8 thousand bpd of crude oil and 494 million cubic feet per day or mcfpd of natural gas.  At December 31, 2009, we had 543.4 million boe of net proved reserves of crude oil and natural gas located in this region.

Mid-Magdalena Valley Region – The Mid-Magdalena Valley region runs along the Magdalena river valley and covers approximately 1,580,093 acres.  The Mid-Magdalena Valley region includes the crude oil fields located in the Santander department and part of the Antioquia, Cesar and Boyacá departments near the Barrancabermeja refinery.  The Mid-Magdalena Valley region has a total production of approximately 73.4 thousand bpd of heavy and light crude oil and 23.5 mcfpd of natural gas.  At December 31, 2009, we had 252.7 million boe of net proved reserves of crude oil and natural gas located in this region.

Central Region – The Central region is located in Colombia’s central region and includes the Meta department and part of the Casanare department.  The Central region covers approximately 666,369 acres and has a total production of approximately 155.9 thousand bpd of heavy and medium crude oil and 3.9 mcfpd of natural gas.  At December 31, 2009, we had 438.7 million boe of net proved reserves of crude oil and natural gas located in this region.

Catatumbo-Orinoquía Region – The Catatumbo-Orinoquía region is located in the eastern part of Colombia and runs along the border with Venezuela covering approximately 651,005 acres.  The Catatumbo-Orinoquía region includes the Caño Limón crude oil field and the Gibraltar natural gas field with a total production of approximately 70 thousand bpd of crude oil and 0.6 mcfpd.  At December 31, 2009, we had 94.3 million boe of net proved reserves of crude oil and natural gas located in this region.

Southern Region – The Southern region is located on the southwestern region of Colombia and covers approximately 1,718,132 acres.  The Southern region includes the Orito, Guando and Neiva fields located mainly in the Cundinamarca, Huila and Putumayo departments.  The Southern region has a total production of approximately 62 thousand bpd of crude oil and 5.1 mcfpd of natural gas.  At December 31, 2009, we had 112.8 million boe of net proved reserves of crude oil and natural gas located in this region.

In addition to the administrative regions mentioned above, we have established a Minor Fields Area that covers some of our small fields throughout the country.  The main purpose of this Minor Fields Area is to establish strategies adequate enough to improve efficiency in the production of reserves from these small fields.  The total production of the Minor Fields Area during 2009 was 7.2 thousand bpd of crude oil and 1.94 mcfpd of natural gas.  This production corresponds to 71 fields located in Mid-Magdalena Valley, Central, Catatumbo-Orinoquía and the Southern regions.

The map below indicates the location of our operations in Colombia.

Strategy

Our main objectives in exploration and production in Colombia and abroad are to increase our crude oil and natural gas reserves and reach a production of one million boe per day in 2015, by:

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

Exploration

Our exploration plan in Colombia is focused on exploration of existing production sites in close proximity, exploration of currently producing basins and exploration of frontier areas, including off-shore areas, which have the potential for substantial findings.  Our exploration strategy outside of Colombia is focused on prospects for greater findings and establishing joint ventures with experienced operators.

Exploration Activities in Colombia

We conduct exploration in Colombia on our own and through joint ventures with regional and international oil and gas companies.  We also benefit from sole risk contracts when commercial reserves are found.  In the case of sole risk contracts, we do not take any exploration risk.

In 2009, we acquired 4,433 equivalent kilometers of seismic in Colombia, corresponding to 2,184 kilometers of 2D seismic and 2,249 equivalent kilometers of 3D seismic.  Ecopetrol directly acquired 3,095 of those kilometers of seismic and 1,338 were acquired by our business partners.  Additionally, operators of sole risk contracts acquired 627 equivalent kilometers of seismic, corresponding to 231 kilometers of 2D seismic and 396 kilometers of 3D seismic.

Exploration Activities Outside of Colombia

Our international exploration strategy is focused on securing blocks available for exploration and entering into joint ventures with international and regional oil companies.  Exploring outside Colombia will allow us to diversify our risk and improve the possibilities for increasing our crude oil and natural gas reserves.  In December 2006, the incorporation of Ecopetrol Oleo e Gas do Brasil Ltda., our first foreign subsidiary, represented a milestone in our international expansion and our consolidation as an international oil and gas company.  In 2007, two new subsidiaries were incorporated, Ecopetrol del Perú and Ecopetrol America Inc.

In March 2009, our subsidiary, Ecopetrol America Inc., participated in the Gulf of Mexico Lease Sale 208, carried out by the Mineral Management Service of the United States (the “MMS,” now the Bureau of Ocean Energy, Management, Regulation and Enforcement (the “BOE”)).  As part of this sale, the MMS awarded 22 exploratory blocks to Ecopetrol America Inc., six of them in association with Repsol, four in association with Eni and four in association with Stone.  In the remaining eight blocks, Ecopetrol America has a 100% ownership interest.  Drilling in the Gulf of Mexico has been affected by the Gulf spill.  See Item 3D — “Risk Factors — Risks related to our business”.

In 2009, our international subsidiaries drilled three wells.  One well was drilled in Brazil, with our business partners Repsol and Hess, which respectively have 40% and 30% ownership interests, and of which we have the remaining 30% ownership interest.  Two wells were drilled in the Gulf of Mexico:  the first well was drilled with our business partners Eni and Gdf Suez, which respectively have 53% and 25% ownership interests, and of which we have the remaining 22% ownership interest; the second well was drilled with our business partners BP, Moesx and Hess, which respectively have 60%, 15% and 10% ownership interests, and of which we have the remaining 15% ownership interest.  Of the three wells drilled, two found the presence of hydrocarbons but were not considered commercially successful, and the third well was dry.  Also, in 2009, we acquired 4,810 equivalent kilometers of seismic data internationally, corresponding to 249 equivalent kilometers of 2D seismic and 4,561 equivalent kilometers of 3D seismic.

Also, during 2009, Ecopetrol Oleo e Gas do Brasil Ltda secured a farm-in agreement in the BM-ES-30 (Hess) block, which is located in the Espirito Santo basin of the Brazilian off-shore.  Ecopetrol del Perú also carried out farm-in agreements with Petrobras (Bloque 110 y 117) and Talisman (Bloque 158).

Finally, in 2009, Savia Perú, our 50% -owned affiliate, drilled two exploratory wells (one net well), one of which was productive (one-half net well).

The following table sets forth the number of gross and net exploratory wells drilled by us and our joint venture partners, and the exploratory wells drilled by third parties under a sole risk contract for the years ended December 31, 2009, 2008 and 2007.

	For the year ended December 31,
	2009	2008	2007
COLOMBIA
Ecopetrol
Gross Exploratory Wells
Owned and operated by Ecopetrol
Productive(1)	2	4	1
Dry(2)	7	6	3
Total	9	10	4
Operated by Ecopetrol in Joint Venture
Productive	-	1	1
Dry	-	0	2
Total	-	1	3
Operated by Partner in Joint Venture
Productive	3	1	–
Dry	3	1	5
Total	6	2	5
Net Exploratory Wells
Productive	3.2	5	1.4
Dry	8.2	6.4	5.6
Total	11.4	11.4	7
Sole Risk(3)
Productive	4	8	8
Dry	5	12	13
Total	9	20	21
Hocol
Gross Exploratory Wells
Productive	1	-	-
Dry	2	-
Total	3	-	-
Net Exploratory Wells
Productive	0.2	-	-
Dry	2	-	-
Total	2.2	-
INTERNATIONAL
Ecopetrol America Inc.
Gross Exploratory Wells
Productive	-	-	-
Dry	2	1	-
Total	2	1	-
Net Exploratory Wells
Productive	-	-
Dry	0.4	0.3	-
Total	0.4	0.3	-
Ecopetrol Oleo e Gas do Brasil
Gross Exploratory Wells
Productive	0	-	-
Dry	1	-	-
Total	1	-	-
Net Exploratory Wells
Productive	-
Dry	0.3	-	-
Total	0.3	-	-
Ecopetrol del Perú
Gross Exploratory Wells
Productive	-	-	-
Dry	-	1	-
Total	-	1	-
Net Exploratory Wells
Productive	-	-
Dry	-	0.5	-
Total	-	0.5	-
Savia Perú
Gross Exploratory Wells
Productive	1	-	-
Dry	1	-	-
Total	2	-	-
Net Exploratory Wells
Productive	0.5
Dry	0.5	-	-
Total	1	-	-

(1)	A productive well is an exploratory well that is not a dry well.
(2)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(3)	We do not take any risk in sole risk contracts but we benefit from successful exploratory efforts. See Item 4 — “Overview of Exploration and Production Contractual Arrangements.”

Production

Our average daily production of hydrocarbons in 2009 totaled 520.6 thousand boed, of which 426 thousand bpd corresponded to crude oil and 94.6 thousand boed corresponded to natural gas.  This production includes the production of our subsidiaries and affiliates:  Hocol S.A., Ecopetrol America Inc. and Savia Perú S.A. on a pro rata basis.

During 2009, we produced 419.8 thousand bpd of crude oil in Colombia through Ecopetrol S.A. and Hocol, of which 205.9 thousand bpd came from fields we directly operate and of which 213.9 thousand bpd came from our participation in joint ventures, shared risk agreements and other contractual arrangements with our business partners.

During 2008, our average daily production of hydrocarbons totaled 447 thousand boed, of which 362 thousand bpd corresponded to crude oil and 85 thousand boed corresponded to natural gas.  Our average daily production of hydrocarbons in 2007 was 399 thousand boed, of which 327 thousand bpd corresponded to crude oil and 72 thousand boed to natural gas.

Our production during 2009 consisted of approximately 66% light and medium crudes (with a gravity between 16º and 35º American Petroleum Institute or API) and 34% of heavy crudes, with a gravity lower than 15° API.

Our crude oil and natural gas production in 2009 includes 99 fields directly operated by us and 167 fields in joint venture with 40 oil companies.  At December 31, 2009, we were the largest participant in the Colombian hydrocarbons industry with approximately 63% of crude oil production and approximately 52% of natural gas production.

We produce crude oil and natural gas in all of our regions.  The Northeastern region has significant production of natural gas and light crude oil while the Central region and the southern part of the Mid-Magdalena Valley region have the most significant production and prospects of heavy crude oil, and currently produce light and medium crude oil.  The Catatumbo-Orinoquía region has significant production of medium crude oil and the Southern region has production of medium and light crude oil.

We undertook development drilling in the producing regions and applied new technologies, allowing us to drill 165 gross development wells operated by us in Colombia in 2009, 19 more than in 2008 and 45 more than in 2007.  Of the total gross development wells drilled in 2009, two were dry wells, one located in the Catatumbo-Orinoquia region, and the other in the Southern region.  There were seven dry development wells in 2008 and five dry development wells during 2007.

Relevant operational activities

The following table sets forth the number of gross and net development wells drilled exclusively by us and in joint ventures for the years ended December 31, 2009, 2008 and 2007.

	For the year ended December 31,
	2009	2008	2007
COLOMBIA
Ecopetrol
Northeastern Region:
Gross wells owned and operated by Ecopetrol	–	–	–
Gross wells in Joint Ventures(1)	6	1	2
Net Wells	3	1	1
Mid-Magdalena Valley Region:
Gross wells owned and operated by Ecopetrol	100	90	77
Gross wells in Joint Ventures	249	344	153
Net Wells	227	285	146
Central Region:
Gross wells owned and operated by Ecopetrol	46	41	29
Gross wells in Joint Ventures	115	66	17
Net Wells	113	79	38
Catatumbo-Orinoquía Region:
Gross wells owned and operated by Ecopetrol	4	5	8
Gross wells in Joint Ventures	12	59	53
Net Wells	10	36	36
Southern Region:
Gross wells owned and operated by Ecopetrol	7	10	6
Gross wells in Joint Ventures	48	36	58
Net Wells	23	27	33
Hocol
Gross wells owned and operated by Hocol	8	-	-
Gross wells in Joint Ventures	1	-	-
Net Wells	8	-	-
Total Gross wells owned and operated in Colombia	165	146	120
Total Gross wells in Joint Ventures in Colombia	431	506	283
Total Net Wells (Colombia)	384	428	254
INTERNATIONAL
Savia Perú
Gross wells	5	-	-
Net Wells	5	-	-
Total Gross Wells (International)	5	-	-
Total Net Wells (International)	5	-	-

(1)	Net wells correspond to the sum of wells entirely owned by us and our ownership percentage of wells owned in joint venture with our partners.

Production Activities in Colombia

As a result of our 2008 – 2015 Strategic Plan and our investments in production activities, our average daily production of crude oil in Colombia reached 419.8 thousand bpd in 2009, a 16% increase compared to 2008 and a 29% increase when compared to 2007.  The increase in our average daily production is due to a 12.6% increase in production from fields developed with our business partners, which totaled 213.9 thousand bpd in 2009 from 189.9 thousand bpd in 2008, and a 19.9% increase from fields operated by us, which totaled a 205.9 thousand bpd in 2009 compared to 171.7 thousand bpd in 2008.

The following table sets forth our average daily crude oil production, average sales price and average production costs (lifting costs) for the years ended December 31, 2009, 2008 and 2007.

	For the Year ended December 31
	2009	2008	2007
	(thousand bpd)
COLOMBIA
Ecopetrol
Northeastern region:
Joint venture operation	36.9	40.4	47.5
Direct operation	—	—	—
Total Northeastern region	36.9	40.4	47.5
Mid-Magdalena Valley region:
Joint venture operation	16.9	15.1	12.7
Direct operation	56.6	50.7	39.4
Total Mid-Magdalena Valley region	73.4	65.8	52.1
Central region:
Joint venture operation	44.5	28.6	15.3
Direct operation	111.5	93.7	82.8
Total Central region	156.0	122.3	98.1
Catatumbo-Orinoquía region:
Joint venture operation	67.1	70.9	64.9
Direct operation	2.9	3.0	6.0
Total Catatumbo-Orinoquia region	70.0	73.9	70.9
Southern region:
Joint venture operation	35.4	33.6	35.2
Direct operation	26.6	24.3	22.9
Total Southern region	62.0	57.9	58.1
Minor Fields:
Joint venture operation	6.6	—	—
Direct operation	0.5	—	—
Total Minor Fields	7.2	—	—
Hocol S.A(1)
Joint venture operation	6.3	—	—
Direct operation	7.8	—	—
Total Hocol	14.1	—	—
Production Tests	0.3	1.3	—
Total Average Daily Crude Oil Production (Colombia)	419.8	361.6	326.7
INTERNATIONAL
Savia Perú	5.3	—	—
Ecopetrol America	0.9	0.3	—
Total Average Daily Crude Oil Production (International)	6.2	0.3	—
TOTAL AVERAGE DAILY CRUDE OIL PRODUCTION	426.0	361.9	326.6

Crude Oil Average Sales Price
(U.S. dollars per barrel)(2)	60.86	85.30	65.10
Crude Oil Average Sales Price
(Ps$ per barrel)(2)	131,059	167,797	135,173
Aggregate Average Lifting Costs of Crude Oil (U.S. dollars per barrel)(3)	8.27	8.33	7.22
Aggregate Average Lifting Costs of Crude Oil (Ps$ per barrel)(3)	17,825	16,376	15,057

(1)	Hocol and Savia Perú production figures correspond to their equivalent daily productions since their respective months of acquisitions.
(2)	Corresponds to Ecopetrol’s average sales price on an unconsolidated basis.
(3)	Lifting costs per barrel are calculated based on total production, which includes royalties, and correspond to Ecopetrol’s lifting costs on an unconsolidated basis.

Our crude oil lifting costs on a Peso basis increased to Ps$17,825 during 2009 from Ps$16,376 during 2008, mainly due to (i) an increase in production costs as a result of the expansion of our production facilities and maintenance expenses, (ii) increased costs from joint ventures and (iii) an increase in workovers to maintain our increasing production levels, partially offset by the increase in our crude oil production levels.  Our crude oil lifting costs on a Dollar basis decreased to US$8.27 in 2009 from US$8.33 in 2008 as a result of the above mentioned factors, which result was more than offset by the 10% depreciation of the average exchange rate of the Peso against the U.S. Dollar.

Our crude oil lifting costs on a Peso basis increased to Ps$16,376 during 2008 from Ps$15,057 in 2007 mainly as a result of an increase in production costs from maintenance and services contracted in mature fields, partially offset by an increase in our crude oil production.  Our crude oil lifting costs on a Dollar basis increased to US$8.33 in 2008 from US$7.22 in 2007 as a result of the above mentioned factors and the 5% appreciation of the average exchange rate of the Peso against the U.S. Dollar.

The following table sets forth our developed and undeveloped gross and net acreage of crude oil production by region for the year ended December 31, 2009.

	Production Acreage at December 31, 2009		Average crude oil production for the year ended December 31, 2009(1)
	Developed and Undeveloped		(thousand bpd)
	Gross	Net
	(in acres)
COLOMBIA
Ecopetrol
Northeastern region	200,350	120,210	36.9
Mid-Magdalena Valley region	835,370	531,187	73.4
Central region	464,954	291,287	156.0
Catatumbo-Orinoquía region	640,839	389,669	70.0
Southern region	1,476,199	836,721	62.0
Minor Fields	558,667	165,253	7.2
Hocol	37,264	10,681	14.1
Total (Colombia)	4,213,642	2,345,008	419.5
INTERNATIONAL
Savia Perú	10,933,233	10,933,233	5.5
Ecopetrol America Inc.	5,760	530	0.9
Total (International)	10,938,993	10,933,763	6.4
TOTAL	15,152,635	13,278,771	426.0

(1)	Does not include 0.28 thousand bpd of production from exploratory activities.

The following table sets forth our total gross and net productive wells by region for the year ended December 31, 2009.

	At December 31, 2009
	Crude Oil		Natural Gas		Natural Gas and Crude Oil
	Gross	Net	Gross	Net	Gross	Net
COLOMBIA
Ecopetrol
Northeastern region	1	1	62	33	64	33
Mid-Magdalena Valley region	2,837	1,939	7	4	0	0
Central region	532	395	0	0	0	0
Catatumbo-Orinoquía region	728	463	1	1	0	0
Southern region	908	547	5	2	6	3
Minor fields	69	38	15	10	4	1
Hocol	252	115	2	2	0	0
Total (Colombia)	5,327	3,497	92	52	74	37
INTERNATIONAL
Savia Perú					652	652
Ecopetrol America Inc.					8	1
Total (International)	—	—	—	—	660	653
TOTAL	5,327	3,497	92	52	734	690

Volume of crude oil purchased

The table below sets forth the volumes of crude oil purchased from our business partners and volumes of crude oil purchased from the ANH corresponding to royalties which have been received by the ANH in-kind from producers for the years ended December 31, 2009, 2008 and 2007.

	For the year ended December 31,
	2009	2008	2007
	(million barrels)
Ecopetrol
Crude oil purchased from the ANH	35.1	32.6	31.0
Crude oil purchased from our Business partners	26.4	18.8	12.7
Hocol
Crude oil purchased from our Business partners	4.8	—	—
Total	66.3	51.4	43.7

Crude Oil

Light crude oil

Light crude oil has an API gravity 25º or higher and tends to have a higher sales price in the international market.  We develop and produce light crude oil in the Cravo Norte joint venture and in the Cusiana and Cupiagua fields.  During 2009, our production of light crude oil was 83.8 thousand bpd, a 6.2% decrease compared to 89 thousand bpd produced in 2008.  During 2008, our production of light crude oil decreased 9% when compared to 98 thousand bpd in 2007.  The decrease in production is due to the decline of the fields as they are becoming mature.

Our most productive fields are located in the Northeastern regions.  These fields are:

(i) Cravo Norte Area.  Cravo Norte is located in the Catatumbo-Orinoquia region and is comprised of Cravo Norte, Chipiron, Cosecha and Rondon Joint Ventures.  The production in the Cravo Norte area comes primarily from the Caño Limon and Caño Yarumal fields.  During 2009, the production level in this area reached 46 thousand bpd, compared to 51.2 thousand bpd in 2008 and 45.5 thousand bpd in 2007.  We estimate that the Cravo Norte area has approximately 46.6 million barrels of crude oil in proved reserves.

(ii) Cusiana and Cupiagua.  The Cusiana and Cupiagua blocks are located in the Piedemonte Llanero and are developed in partnership with British Petroleum and Total.  The project is composed by the Cusiana, Cupiagua, Pauto, Floreña and Volcanera fields.  The production of these fields during 2009 was 36.8 thousand bpd, compared to 40.4 thousand bpd in 2008 and 47.5 thousand bpd in 2007.  We estimate that the Cusiana and Cupiagua fields have approximately 138.1 million barrels of crude oil in proved reserves and 1.083 mcf of natural gas reserves.  The first joint venture agreement with British Petroleum and Total under which we produce crude oil and natural gas in these fields expired in June 2010 and the production rights reverted to us at no additional cost.  See Item 4 — “Overview of Exploration and Production Contractual Arrangements.”

Heavy crude oil

We consider heavy crudes those having an API gravity below 15º.  We develop, upgrade and produce heavy crude in the Central and Mid-Magdalena Valley regions.  From 2000 to 2009, we invested approximately US$2,200 million to expand our production of heavy crude oil, which increased from 24 thousand bpd in 2000 to 146 thousand bpd in 2009.  Our production of heavy crudes in 2009 reached 146 thousand bpd, a 34% increase when compared to 2008 as a result of the development of the Rubiales, Castilla and Chichimene fields, in the San Fernando Region.  In 2008, our production of heavy crudes amounted to 109 thousand bpd, compared to 81 thousand bpd in 2007, mainly as a result of the development of the same fields.  We are committed to developing our heavy crude reserves as they are an integral part of our growth strategy.

Our most important heavy crude oil projects are:

(i) Cubarral.  The Cubarral block is located in the Central region and is composed of the Castilla and Chichimene fields with approximately 302.5 million barrels of developed and undeveloped proved reserves.  We decided to undertake the development of the project and selected a strategic partner for exploration in the Caño Sur Block.

(ii) Rubiales.  The Rubiales field is located in the Central region and is developed in joint venture with Metapetroleum.  Investments in this field during 2009 amounted to US$247 million as we and our business partner drilled 105 development wells and enlarged our fluid treatment facilities.  The Rubiales field increased Ecopetrol’s production from 20 thousand bpd in 2008 to 38 thousand bpd in 2009.  We expect our production share during 2010 to reach 59 thousand bpd.

(iii) Nare-Teca.  The Nare-Teca fields are located in the Mid-Magdalena Valley region developed in joint venture with Mansarovar, a joint venture between Sinopec from China and Oil and Natural Gas Corporation Ltd. from India.  During 2009, we invested approximately US$24 million in drilling 67 development wells, of which 27 were successful horizontal wells.  We expect our production share to increase to 13 thousand bpd in 2010 and to reach a maximum of 32 thousand bpd by 2014.

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

For the last six years, we have been developing mature fields in all of our administrative regions in Colombia and through Hocol, since May 2009.  As a result of these activities, we were able to reduce the rate of decline in production from mature crude oil fields which totaled 264 thousand bpd in 2009 compared to 227.2 thousand bpd in 2008 and 227 thousand bpd in 2007.

The table below describes the location, number and daily production of our mature fields in Colombia for the periods indicated below.

	At December 31, 2009	For the year ended December 31,
	Number of fields	2009	2008	2007
		(thousand bpd)
Ecopetrol
Northeastern region:
Joint Venture	5	36.8	40.4	47.5
Direct Operation	—	—	—	—
Total Northeastern region	5	36.8	40.4	47.5
Mid-Magdalena Valley region:
Joint Venture	13	6.2	4.1	5.2
Direct Operation	31	56.5	50.9	39.0
Total Mid-Magdalena Valley region	44	62.7	55.0	44.2
Central region:
Joint Venture	14	6.5	1.4	1.5
Direct Operation	17	13.8	20.8	23.5
Total Central region	31	20.3	22.2	25
Catatumbo-Orinoquía region:
Joint Venture	53	67.1	67.9	64.1
Direct Operation	5	2.9	4.8	5.7
Total Catatumbo-Orinoquía region	58	70.0	72.7	69.8
Southern region:
Joint Venture	37	35.4	13	17.6
Direct Operation	33	26.6	23.9	22.9
Total Southern region	70	62.0	36.9	40.5
Minor fields:
Joint Venture	41	6.6	—	—
Direct Operation	4	0.5	—	—
Total Minor fields	45	7.1	—	—
Hocol
Minor fields (Hocol):
Joint Venture	—	—	—	—
Direct Operation	9	5.1	—	—
Total Minor fields (Hocol)	9	5.1	—	—
TOTAL	262	264.0	227.2	227

Purchase Commitments with our business partners

We have entered into a number of crude oil purchase contracts with certain of our business partners.  Crude oil purchased from our business partners is either processed in our refineries or exported.  The purchase price is calculated based on international market prices.  Consequently, our total financial exposure depends on the international prices of oil and volumes produced.  We believe that the risk of such exposure is hedged because we either export the crude oil at international market prices or sell refined products at prices which are correlated with international market prices.  During 2009, the total volumes of crude oil we purchased from our business partners amounted to 26% of our total crude oil sales.

Deliveries of crude oil are made on a continuous basis.  At February 23, 2010 we had 39 of these contracts outstanding, of which 36 or 95% expire in 2010, and the remaining 3 or 5% thereafter.

Under most of our existing contracts we are obliged to purchase 100% of our partner’s production in the specific field.  During January 2010, our purchases of crude oil under these commitments amounted to 67.2 thousand bpd of crude oil.

The term of some of our purchase contracts is linked to the term of the joint venture agreements signed with our business partners.  Other clauses of the contracts such as price and place of delivery may be subject to renegotiation during the term of the contract.  Other purchase contracts not linked to joint venture agreements may be extended and renegotiated by the parties.

Natural Gas

Our production of natural gas is driven by the growth of local demand and exports to Venezuela.  In 2009, we produced 539.2 mcfpd, a 11% increase when compared to the 2008 production and a 31% increase when compared to the 2007 production.

The following table sets forth our average daily natural gas production, our average sales price and average production costs (lifting costs) for the years ended December 31, 2009, 2008 and 2007.

	For the year ended December 31,
	2009	2008	2007
	(mcfpd)
COLOMBIA
Ecopetrol
Northeastern region:
Joint Venture	494.4	451.8	375.4
Direct Operation	—	—	—
Total Northeastern region	494.4	451.8	375.4
Mid-Magdalena Valley region:
Joint Venture	4.0	6.0	8.1
Direct Operation	19.4	21.4	21.5
Total Mid-Magdalena
Total Valley region	23.3	27.4	29.6
Central region:
Joint Venture	—	—	—
Direct Operation	3.9	1.7	1.6
Total Central region	3.9	1.7	1.6
Catatumbo-Orinoquía region:
Joint Venture	0.2	1.0	1.1
Direct Operation	0.5	—	—
Total Catatumbo-Orinoquía region	0.7	1.0	1.1
Southern region:
Joint Venture	3.4	2.8	3.3
Direct Operation	1.7	2.2	1.0
Total Southern region	5.2	5.0	4.3
Minor Fields:
Joint venture operation	1.9	—	—
Direct operation	—	—	—
Total Minor Fields	1.9	—	—
Hocol(1)
Joint venture operation	4.0	—	—
Direct operation	—	—	—
Total Hocol	4.0	—	—
Production Tests	0.2
Total Natural Gas Production (Colombia)	533.6	486.9	412.0
INTERNATIONAL
Savia Perú(1)	5.3
Ecopetrol America	0.4
Total Natural Gas Production (International)	5.7	—	—
TOTAL NATURAL GAS PRODUCTION	539.2	486.9	412.0

Natural Gas Average Sales Price (U.S. dollars per thousand cf)	2.94	3.47	2.06
Natural Gas Average Sales Price (Ps$ per thousand cf)	6,321	6,818	4,270
Aggregate Average Lifting Costs of Natural Gas (U.S. dollars per thousand cf)(2)(3)	0.38	0.52	0.49
Aggregate Average Lifting Costs of Natural Gas (Ps$ per thousand cf)(2)(3)	829	1,015	1,024

(1)	Hocol and Savia Perú production figures correspond to their equivalent daily productions since their respective months of acquisitions.
(2)	Corresponds to lifting costs from La Guajira fields.
(3)
During 2009, we modified our methodology for calculating our natural gas lifting cost as follows: we now calculate this cost by taking our production cost and dividing it by our produced volumes (including royalties) rather than using the total volume produced by our fields as the denominator.  Our 2008 and 2007 natural gas lifting costs have been restated under the new methodology.

Our natural gas lifting costs on a Peso basis decreased to Ps$829 per thousand cf in 2009 from Ps$1,015 per thousand cf in 2008 due to the decrease in our total natural gas production costs and the increase in our natural gas production as a result of the commencement of operations of our natural gas compression project, which enabled us to increase production at La Guajira fields.  Our natural gas lifting costs on a Dollar basis decreased to US$0.38 per thousand cf in 2009 from US$0.52 per thousand cf in 2008 due the above mentioned factors and the 10% depreciation in the average exchange rate of the Peso against the U.S. Dollar.

Our natural gas lifting costs on a Peso basis decreased to Ps$1,015 per thousand cf in 2008 from Ps$1,024 per thousand cf in 2007 mainly due to an increase in our total volumes produced as a result of the commencement of natural gas exports to Venezuela, partially offset by (i) an increase in the disbursements for minor projects related to natural gas treatment in the Guajira fields as established in the contract with our business partner Chevron, (ii) an increase in the production payments to Petrosantander as a result of an increase in volumes and the sales price of natural gas (pursuant to our contract with them). Our natural gas lifting costs on a Dollar basis increased to US$0.52 per thousand cf in 2008 from US$0.49 per thousand cf in 2007 due to the above mentioned reasons, which effect was more than offset by the 5% appreciation in the average exchange rate of the Peso against the U.S. Dollar.

The following table sets forth our developed and undeveloped gross and net acreage of natural gas production by region:

	Developed and Undeveloped Production Acreage as of December 31, 2009		Average natural gas production for the year ended December 31, 2009
	(in acres)		(thousand cfpd)
	Gross	Net
COLOMBIA
Ecopetrol S.A.
Northeastern region	238,801	142,127	494.4
Mid-Magdalena Valley region	744,723	442,798	23.3
Central region	201,415	129,384	3.9
Catatumbo-Orinoquía region	10,166	—	0.7
Southern region	241,933	121,802	5.2
Minor fields(1)	24,859	12,430	2.1
Hocol	114	80	4.0
Total (Colombia)	1,462,011	848,621	533.6
INTERNATIONAL
Savia Perú	9,295	9,295	5.3
Ecopetrol America Inc.	—	—	0.4
Total (International)	9,295	9,295	5.7
TOTAL	1,471,306	857,916	539.2

(1)	Minor fields production figures include production from production tests.

Northeastern region

The largest production of natural gas in Colombia is located in the Northeastern region, which we develop under joint venture contracts.  We develop the Guajira natural gas reserves with our partner Chevron.  The Cusiana and Cupiagua reserves are developed in partnership with British Petroleum and Total; however, the first joint venture agreement with British Petroleum and Total under which we produce crude oil and natural gas in these fields expired in June 2010 and the production rights reverted to us at no additional cost.

Natural gas production in the Northeastern region averaged 494.4 mcfpd in 2009.  The natural gas produced from these fields is used to supply our local demand and to meet our commitments to supply natural gas to Venezuela.  We are continuing to re-inject natural gas in the Cusiana and the Cupiagua fields in order to increase our recovery ratio.

As a result of the age and the decline rate of the Cusiana, Cupiagua and Floreña crude oil fields, we commenced production of natural gas for sale.  Our current natural gas treatment capacity for these fields is 200 mcfpd.  During 2009, our production of natural gas for sale from the Cusiana, Cupiagua, Floreña and Pauto fields totaled 114.9 mcfpd, a 10% decrease in comparison to the 127.6 mcfpd produced in 2008, resulting from a decrease in natural gas demand from the Termoyopal power plant, which is operated with natural gas from the Pauto and Floreña fields.  We have increased the capacity of the existing Cusiana natural gas treatment plant, and we plan to build a new Cupiagua natural gas treatment plant in order to increase treatment capacity and to increase production of natural gas for sale from these fields to 480 mcfpd by 2012.

Reserves

Our net proved reserves of crude oil and natural gas at December 31, 2009, totaled 1,538.2 million boe, which represents a 35.0% increase from the 1,137.0 million boe registered in 2008.  In 2008, our proved reserves decreased 6.0% from the 1,209.9 million boe registered in 2007.  The increase in our reserves in 2009 is mainly due to (i) revisions which include new development projects and reserves reclassification in our existing production fields and (ii) extensions and discoveries which include new acquisitions.  Our crude oil reserves in 2009 increased to 1,123.3 million barrels of crude oil from 798.9 million barrels of crude oil in 2008 and our natural gas proved reserves increased to 2,329.4 million cubic feet or mcf from 1,898.9 mcf of reserves in 2008.

Our reserves calculation process is supervised and coordinated by Adriano Lobo, our corporate manager of resevoirs.  He is a geologist who holds a masters degree in Geology from the University of Texas at Austin and has more than 20 years of experience in projects associated with the characterization, development, estimation, and reporting of reserves.  In addition, we have a reserves coordinator, Martha Patricia Gómez, who is a petroleum engineer, and has more than 15 years of experience (five of which in issues directly relating to the calculation of reserves).  Our reserves coordinator supervises and provides support to our employees involved in the reserves calculation process.  These employees meet the Society of Petroleum Enginners-SPE qualifications for reserves calculation.  Our reserves calculation process ends with the review of our reserves report by our reserves committee and the approval of our Board of Directors.  This entire process meets the requirements of our reserves corporate guide, which is aligned to satisfy the SEC definitions and rules and is part of our internal control process.

Hydrocarbon reserves were calculated using SEC definitions and rules.  Our hydrocarbon net proved reserves have been audited in 2009 by Ryder Scott, DeGolyer and MacNaughton and Gaffney, Cline & Associates (collectively, the “External Engineers”) and their reserves reports are included as exhibits herein.  These firms have audited 97% of our total net proved reserves for 2009.  Their audit process was conducted in accordance with the U.S. Securities and Exchange Commission (“SEC”) definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guidelines contained in the SEC’s “Modernization of Oil and Gas Reporting” final rule dated December 31, 2008 and effective as of January 1, 2010.  The information presented below and elsewhere in this annual report referring to our 2009 net proved reserves estimates is based on those reports and on our own calculations for the remaining 3% of our hydrocarbon net proved reserves.  Our 2009 crude oil and natural gas net proved reserves include reserves from our acquisitions located in the Gulf of Mexico, Perú and Hocol´s assets in Colombia.

The information regarding 2008 net proved reserves is based on the 2008 audited reserve reports for 89% of our total reserves prepared by the External Engineers under SEC definitions and rules.  The remaining 11% corresponds to calculations made by us internally using SEC definitions and rules.

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

The reserve information presented in this section is based on the SEC’s definitions and rules used for U.S. GAAP purposes.  See Item 5 — “Operating and Financial Review and Prospects – Principal differences between Colombian Government Entity GAAP and U.S. GAAP” and Note 33 to our consolidated financial statements.

The following table sets forth our estimated net proved reserves (developed and undeveloped) of crude oil and gas by region and for the years ended December 31, 2009, 2008 and 2007.

	At December 31,
	2009		2008		2007
	Crude Oil (million barrels)	Gas (gcf)	Crude Oil (million barrels)	Gas (gcf)	Crude Oil (million barrels)	Gas (gcf)
PROVED DEVELOPED RESERVES
Colombia
Ecopetrol S.A.
Northeastern region	65.2	1674.9	66.3	680.0	87.5	1119.8
Mid-Magdalena Valley region	148.0	24.4	134.2	33.3	153.0	66.1
Central region	196.2	0.0	137.3	0.0	152.4	0.0
Catatumbo – Orinoquía region	68.6	0.0	76.5	0.0	93.1	0.0
Southern region	97.5	3.8	92.4	4.9	158.5	19.4
Minor Fields	6.6	0.8	10.9	2.0	6.8	5.2
Hocol	29.7	3.1	—	—	—	—
Total (Colombia)	611.6	1707.0	517.6	720.1	651.3	1210.5
International
Savia Perú	14.2	23.0	—	—	—	—
Ecopetrol America	4.7	2.6	0.8	0.5	—	—
Total (International)	18.8	25.6	0.8	0.5	—	—
TOTAL PROVED DEVELOPED RESERVES	630.5	1732.6	518.4	720.6	651.3	1210.5

PROVED UNDEVELOPED RESERVES
Colombia
Ecopetrol S.A.
Northeastern region	75.8	584.7	41.5	1173.0	45.8	758.2
Mid-Magdalena Valley region	99.1	7.5	77.2	5.3	59.2	10.9
Central region	242.5	0.0	126.2	0.0	65.1	0.0
Catatumbo – Orinoquía region	25.7	0.0	20.1	0.0	12.7	0.0
Southern region	14.6	0.4	13.8	0.0	22.5	0.0
Minor Fields	1.0	0.0	1.7	0.0	0.7	—
Hocol	19.3	0.4	—	—	—	—
Total (Colombia)	478.0	593.0	280.5	1178.3	206.1	769.1
International
Savia Perú	14.9	3.8	—	—	—	—
Ecopetrol America	0.0	0.0	0.0	0.0	—	—
Total (International)	14.9	3.8	0.0	0.0	—	—
TOTAL PROVED UNDEVELOPED RESERVES	492.8	596.9	280.5	1178.3	206.1	769.1
TOTAL PROVED RESERVES (DEVELOPED AND UNDEVELOPED)	1123.3	2329.4	798.9	1898.9	857.4	1979.6

The following table sets forth our estimated consolidated net proved developed and undeveloped reserves of crude oil and natural gas at December 31, 2009, 2008 and 2007.

	Net proved developed and undeveloped Reserves
	Crude Oil (million barrels)	Gas (gcf)	Total (million boe)

Reserves at December 31, 2007	857.4	1,979.6	1,209.9
Revisions	44.2	54.5	53.9
Extensions and discoveries	8.3	0.8	8.4
Production	(111.0)	(136.0)	(135.2)
Reserves at December 31, 2008	798.9	1,898.9	1,137.0
Revisions	318.98	548.55	416.7
Extensions and discoveries(1)	137.29	38.62	144.2
Production	(131.85)	(156.63)	(159.7)
Reserves at December 31, 2009	1,123.3	2,329.4	1,538.2

Net proved developed reserves
At December 31, 2007	651.3	1,210.5	866.9
At December 31, 2008	518.4	720.6	646.7
At December 31, 2009	630.5	1,732.6	939.0

(1)  Extensions and discoveries during 2009 included 94.7 mboe associated with our acquisition of Hocol and OIG.

Revisions include existing projects in our existing fields, new projects in our existing fields and reserves reclassification.  The revisions during 2009 resulting from new projects in our existing fields amounted to 256 mboe, which corresponds mainly to new projects at the Rubiales (110 mboe), Castilla (44 mboe), Chichimene (32 mboe) and Pauto (15 mboe) fields, representing 78% of all of our new projects.  Additionally, we reclassified 211 mboe of reserves from unproved to proved reserves, which mainly occurred at the Cusiana (69 mboe), Pauto (60 mboe), Chichimene (43 mboe) and Castilla (30 mboe) fields, representing 96% of the total reclassifications.  In 2009, economic limits reduced proved reserves by 62 mboe and other minor changes in existing projects at our existing projects resulted in revisions of 11 mboe.

The increase in extensions and discoveries of reserves during 2009 is mainly due to the 95 mboe increase resulting from our acquisition of Savia Perú and Hocol. In addition, 49 mboe of new reserves were discovered.

During 2009, our total proved undeveloped reserves increased by 108.8 mboe to 599.2 mboe at December 31, 2009 from 490.4 mboe at December 31, 2008.  At December 31, 2009, 82% of our total proved undeveloped reserves corresponded to crude oil.

Of the total amount of proved undeveloped reserves that we had at the end of 2008, we converted approximately 358 mboe or 73% to proved developed reserves during 2009, which resulted from (i) natural gas projects in the Northeastern region, mainly conducted through a new compression unit in the Guajira fields and additional natural gas treatment capacity in the Cusiana field, which represented 41% of the total conversion and (ii) crude oil projects, mainly associated with the development of heavy crude oil fields in Castilla, Rubiales and Chichimene in the central region, which represented the remaining 32% of the total conversion.  The amount of investment made during 2009 to convert the proved undeveloped reserves to the proved developed reserves was Ps$1,493 billion.

The reduction in our proved undeveloped reserves resulting from our conversion to proved developed reserves during 2009 was more than offset by an increase in our proved undeveloped reserves of approximately 467 mboe.  This increase mainly resulted from (i) an increase of 382 mboe corresponding to revisions, which include our new development projects and reserves reclassification in our existing production fields and (ii) an increase of 84 mboe corresponding to extensions and discoveries, which includes new acquisitions.

Current Activities

During the first quarter of 2010, we drilled 6 gross (4.8 net) exploratory wells, of which two gross (0.8 net) were productive wells and four gross (4 net) were dry wells.  During the same period, we acquired 9,201 equivalent kilometers of seismic, of which 454 equivalent kilometers were acquired directly by us in Colombia, 2,264 equivalent kilometers were acquired by our business partners in Colombia and 6,483 equivalent kilometers were acquired abroad in the US Gulf Coast, Perú and Brazil.

During the first quarter of 2010, our average production of crude oil was 484.6 thousand barrels per day.  Our average production of natural gas during the same period was 580.3 million cubic feet per day for a total production of 586.4 thousand boe per day, which represents a 27% increase when compared to the same period in 2009.  We drilled 134 gross wells during the first quarter of 2009, of which 25 were drilled directly by us and 109 were drilled by our business partners.

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

Under Colombian law, an existing contract cannot be modified because of a change to the contractual regime, except in the cases of public order regulations.  As a result, contracts that were executed prior to the issuance of a new contractual regime remain in force and are not affected by the new regime put in place subsequently.  At December 31, 2009, we were party to 96 agreements with partners.

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

The standard joint venture contract was once again modified in 1997 to promote private sector activity in the development of inactive areas and small fields and in the exploration for natural gas.  These modifications extended the exploration periods, increased the levels of reimbursement for private companies’ exploration costs and provided for the reimbursement of exploration costs in real terms and denominated in U.S. dollars.

In 1999, the Government adopted two additional modifications to the standard terms of the joint venture contracts, applicable to new joint venture contracts:

•
Reduction of Our Initial Participation.  The Government reduced our initial participation under the joint venture contracts from 50% to 30%.  At December 31, 2009, we had 33 joint venture contracts outstanding in which our participation was greater than or equal to 50%, and 13 joint venture agreements are outstanding where our participation was 30% or below.

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

We also entered into various types of arrangements in connection with our own crude oil and natural gas exploration and production projects.  These arrangements included:  risk participation contracts, incremental production agreements, shared-risk production contracts, risk services production contracts, discovered undeveloped fields contracts and sole risk contracts.

•
Risk Participation Contracts.  Under these contracts, we assumed 15% of the exploration costs and risks at the beginning of the second year in exchange for a larger participation in the future production and equal representation on the executive committee of the joint venture.  At December 31, 2009, we had three risk participation contracts in effect.

•
Incremental Production Agreements.  We currently have two types of incremental production agreements, the standard incremental production agreements or SIPA, and the development of incremental production project agreements or DIPA.  Under the SIPA, we calculate the total number of proved developed reserves available in a specific field or well and then establish a base production curve for the reserves.  Any future production exceeding the curve, which we refer to as incremental production, results from extracting proved undeveloped reserves or probable reserves which require additional investments funded by our partners under the SIPA.  We have the right to a previously specified percentage of the incremental production.  Our percentage participation varies depending on the total amount invested by our partners and on the R-Factor which cannot be lower than 1.5.  The volume produced under the production curve is not shared with our partners.  At December 31, 2009, we had five SIPAs in effect.

Under the DIPA, we file a request with the Ministry of Mines and Energy to approve an incremental production project for a field that we directly operate.  If the project is approved, we agreed with our partners to develop the field and we determine mandatory investment thresholds for our partners.  We are not required to fund any investment.  The production from the field is distributed to us and our partners receive a percentage of the total production from the field which varies depending on the invested amount.  Once the mandatory investment stage expires, we agree with our partners on the percentage of production, total costs and additional investments to be paid by each party.  We pay 20% royalties to the Nation on the base production curve and variable royalties on any incremental production.  Additionally, in the event of higher prices and large volumes, we have adjustment clauses to increase our share in the production.  At December 31, 2009, we had two DIPAs in effect.

•
Shared-Risk Production Contracts.  Under these contracts, we remain as operators of the field and assume responsibility for 50% of all investments and costs.  Private oil companies submit bids to enter into agreements with us based upon the production percentage they will assign to us.  The successful bidder has the right to enter into the shared-risk contract with us.  At December 31, 2009, we had one shared-risk production contract outstanding.

•
Risk Service Production Contracts.  We began using the risk service production contract in January 1998 to increase production through the use of new technologies in crude oil fields then operated by our partners.  All investments in new technologies were made by our partners who received a tariff payment based on a formula that took into account the incremental production resulting from the technological and operative investments.  At December 31, 2009, we had two risk service contracts outstanding for the development of the Valdivia-Almagro field and the Rancho Hermoso field located in the Mirador formation.

•
Discovered Undeveloped Fields Contracts.  We have entered into discovered undeveloped fields contracts to promote exploration by private companies of both undeveloped and inactive fields.  Under this agreement, the contracting party assumes all costs and expenses for the development and operation of a field in exchange for a previously specified fee per barrel, which varies depending on the production level.  At December 31, 2009, we had 20 discovered undeveloped fields contracts outstanding, of which at least two contracts are nearing termination because the fields have not been in production for some time.

•
Sole Risk Contracts. After 2000, the party deciding to enter in a sole risk contract has the right to recover 100% of its investment and costs.  Thereafter, we can participate in the development of the field sharing all new investment and costs.  At December 31, 2009, we had 15 sole risk contracts outstanding.

At December 31, 2009 we also have certain other agreements outstanding, including:

•	One Service and Technical Cooperation Contract with Universidad Industrial de Santander. Pursuant to this agreement, research can be conducted as part of the development of the Colorado field.

•
One Operation Agreement under which production was being carried out on the Cocorná field while we await the court of arbitration to make a final decision about the termination of the Cocorná joint venture contract.  This agreement terminated on May 1, 2010 as the arbitration decision was issued in favor of Ecopetrol.

•	One Technical Alliance Agreement with a service company to support the operation of Casabe field in which Ecopetrol maintains operation and ownership of 100% reserves.

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

We have entered into a number of exploration and production contracts with regional and international oil companies.  Please see Annex I — “Description of Exploration and Production Contracts” for a list of our exploration and productions contracts still in force at December 31, 2009 which describes the main characteristics of these contracts, including the region where they are developed, the identity of our partners and operators, our ownership percentage, the expiration date, the percentage of royalties we have to pay, and whether or not once expired and not extended by us, they will revert to us.

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

Refining and Petrochemicals

Summary

There are two main refineries in Colombia:  the Barrancabermeja refinery (“Barrancabermeja”), which we own and operate, and Refinería de Cartagena S.A. (“Reficar”), which we wholly own since May 2009 and operate.  We also own two other minor refineries, Orito and Apiay.  Our refineries produce a full range of refined products including gasoline, diesel, jet fuel, liquefied petroleum gas or LPG and heavy fuel oils among others.

During 2009, refining and petrochemicals investments amounted to Ps$2,710.53 billion.  These investments comprised 87 different projects, including re-conversion, upgrading, equipment replacement and environmental projects.

The following table sets forth our daily average installed and actual refinery capacity for each of the last three years.

	For the year ended December 31,
	2009			2008			2007
	Capacity	Through- put	% Use	Capacity	Through- put	% Use	Capacity	Through- put	% Use
					(bpd)

Barrancabermeja	250,000	216,970	87%	250,000	232,052	93%	250,000	229,650	92%
Reficar	80,000	78,920	99%	80,000	78,028	98%	80,000	80,270	100%
Apiay	2,500	1,525	61%	2,500	1,314	53%	2,500	2,208	88%
Orito	2,500	1,495	60%	2,500	1,176	47%	2,500	1,128	45%
Total	335,000	298,910	89%	335,000	312,570	93%	335,000	313,256	94%

The average conversion ratio for Barrancabermeja and Reficar during 2009 was 79.5% and 78.8% respectively.  In 2009 these refineries supplied the local demand for fuels and produced a surplus of certain refined products for export.  Over the last three years we have maintained the conversion ratios of our refineries at similar rates, 79.3% in 2009, 78.1% in 2007 and 80.1% in 2007.

The refining margin decreased from 4.47 US$/Bl in 2008 to 4.41 US$/Bl in 2009 mainly due to the “crack spread” (difference between the prices of refined products and the prices of crude oil), low gasoline and LPG prices, and high crude oil prices (because of the lower discount of heavy crude oils to the WTI).

Strategy

During 2009, we made significant progress in achieving our corporate goals to (i) position Barrancabermeja and Reficar among Latin-America’s first quartile within the Solomon Index (which classifies refineries by their performance and rank) by 2010 and (ii) implement an aggressive investment plan that will allow us to reach a production level of 650 thousand bpd and 2.7 million tons per year.  This strategy is oriented towards improving the configuration of Barrancabermeja and Reficar and upgrading them to high conversion through the addition of coking capacity, hydrocracking and complimentary hydroprocessing units and making the necessary modifications in order for the fuels produced by the refineries to comply with more stringent environmental regulations in Colombia and our export markets.  Our strategy is also focused on refining heavy crude oil and increasing our production of petrochemicals.  The strategy may also include further upgrades and expansions and selectively acquiring additional refining assets.  We seek to improve our ranking in the Solomon Index, which classifies refineries by their performance and rank, to be one of the best refineries in Latin America.

Barrancabermeja

At Barrancabermeja, we produce a variety of fuels, such as regular and premium unleaded gasoline, diesel fuel, kerosene, jet fuel, aviation fuel, LPG, fuel oil and sulfur.  We also produce petrochemicals, including, paraffin waxes, lube base oils, low-density polyethylene, aromatics, asphalts, alkylates, cyclohexane and aliphatic solvents, and refinery grade propylene.

The fuel hydro-treatment facility at Barrancabermeja is another major refining project that we have undertaken, which will enable us to meet existing regulation requirements relating to fuel quality standards, including diesel fuel with maximum sulfur content of 50 parts per million by 2010.

Barrancabermeja is undergoing a modernization process aiming to convert it into deep conversion, allowing it to process heavy and extra-heavy crudes produced in local fields and increase production of mid-distillates for the local market, as well as producing fuels meeting international sulphur content standards.  This project should be in operation in 2014.

Reficar

In 2006, we selected Glencore as our strategic partner in the development of the master plan with respect to our Cartagena refinery.  Pursuant to this plan, Reficar was incorporated and began operations on April 1, 2007.  Simultaneously with the incorporation of Reficar, we transferred all of Reficar’s assets to Glencore in exchange for a 49.0% interest.  Reficar’s products are mainly exported to the Caribbean and the United States.

In February 2009, as a result of financing difficulties experienced by Glencore which were making it difficult for it to develop the master plan, we entered into a memorandum of understanding with Glencore pursuant to which we acquired in May 2009 all of its stake in Reficar through our subsidiary Andean Chemicals, thereby becoming the sole indirect owner of Reficar.

As part of this overhaul plan we expect to increase the competitiveness and profitability of Reficar through the modernization of its facilities and processes and improve the reliability of its units.  We plan to increase the refinery’s production capacity to 150 thousand bpd by 2013 and improve refining margins by processing cheaper heavy crude oils; raising the conversion ratio, and producing a higher quality product slate.  We also expect to satisfy existing environmental regulations for fuels by reducing sulfur content in gasoline and diesel fuel, thus complying with national and international fuel standards.

The following table sets forth the production of refined products of Barrancabermeja for the years ended December 31, 2009, 2008 and 2007.

	For the year ended December 31,
	2009	2008	2007
	(bpd)
LPG, propylene and Butane	17,122	18,227	18,019
Motor Fuels	75,174	77,110	78,663
Jet Fuel	52,413	15,861	15,152
Diesel	15,375	60,633	66,931
Fuel Oil	44,390	48,747	41,387
Lube Base Oils and Waxes	2,288	2,031	1,752
Aromatics and solvents	3,301	2,893	3,227
Asphalts and Aromatic Tar	7,547	6,862	6,434
Intermediates	881	998	477
Total	218,491	233,363	232,042
Difference between Inventory of Intermediate Products	236	1,897	(441)
Total Production	218,727	235,259	231,601

The following table sets forth the production of refined products of Reficar for the years ended December 31, 2009, 2008 and 2007.

	For the year ended December 31,(1)
	2009	2008	2007
	(bpd)
LPG, Propylene and Butane	5,255	4,869	3,117
Motor Fuels	26,847	24,577	27,198
Jet Fuel and Kerosene	20,742	6,969	6,911
Diesel	8,098	20,260	21,534
Fuel Oil	16,710	18,495	19,288
Aromatic Tar	945	820	1,162
Other Products	40	33	46
Total	78,636	76,024	79,256
Difference between Inventory of Intermediate Products	1,619	2,176	1,499
Total Production	80,255	78,200	80,755

(1)	The table shows the entire production of Reficar.

In addition to our product slate, we have started to purchase low-sulfur diesel and biodiesel to improve the quality of the diesel produced at Barrancabermeja and Reficar.  Reficar is currently purchasing biodiesel fuel in the local market and mixing it with its production of diesel to reduce sulfur content.  Barrancabermeja is also working on improving the quality of its diesel products and is currently importing low-sulfur diesel.  The low-sulfur diesel is being mixed with the current diesel production of Barrancabermeja.

Petrochemicals and other products

We own and operate four petrochemical plants located within Barrancabermeja producing a variety of products including aromatics, cyclohexane, paraffin waxes, lube base oils, polyethylene and solvents.

In 2008, we invested US$54 million to improve our polyethylene production capacity in the Barrancabermeja Refinery.  As a result of this investment, during 2009, we increased our low-density polyethylene production capacity at Barrancabermeja by 10,695 tons per year, representing an increase of 19%.  As a result, our polyethylene deliveries increased by 31,970 tons per year.

Propilco

On April 7, 2008, we completed the acquisition of Propilco.  Propilco is the main polypropylene supplier in Colombia and the leading resins producer in the Andean region, Central America and the Caribbean.  This acquisition allows us to assure synergies and to create value by taking advantage of the petrochemical flows derived from the refining process.  It also opens the possibility of us undertaking new petrochemical projects in the future, which would follow the current trend in the hydrocarbon industry.

The following table sets forth Propilco’s capacity and throughput for each of the last three years.

	For the year ended December 31,
	2009	2008	2007
		(Metric Tons)

Capacity	455,000	405,000	380,000
Throughput	384,858	383,874	372,476
% Use	85%	95%	98%

During 2009, Propilco’s production totaled 385 thousand tons of petrochemical products, a 0.3% and 3.3% increase when compared to the 384 thousand tons produced in 2008 and 372 thousand tons in 2007, respectively.  However, Propilco’s profits were negatively affected during the last two quarters of 2008 and the first quarter of 2009 as a result of the decrease in the differences between the prices of petrochemical products and the price of crude oil.

We intend to expand Propilco’s production facilities to increase its production capacity to 500 thousand tons in 2010.

Transportation

Summary

Our transportation segment includes the transportation of crude oil, motor fuels, fuel oil and other refined products, excluding natural gas.  In 2009, our transportation segment also included the transportation of the mixture of diesel and palm oil.

At December 31, 2009, we, directly or in joint venture with private sector participants, owned, operated and maintained an extensive network of crude oil and refined products pipelines connecting our and third-party production centers and terminals to refineries, major distribution points and export facilities.  We own outright 42% of the total crude oil pipeline shipping capacity and 99% of the total product pipeline shipping capacity in Colombia.  When aggregated with the crude oil pipelines in which we own an interest, we have access to 75% of the oil pipeline shipping capacity in Colombia.

Our transportation business has three key elements:  transportation and shipping of our own and third party crude oil and refined products; sales of excess transportation capacity to third parties; and optimization of our transportation infrastructure according to our existing and future transportation needs.

At December 31, 2009, our network of crude oil and multi-purpose pipelines extended approximately 9,164 kilometers in length. The transportation network we own directly and in partnership with our joint venture partners consists of approximately 5,128 kilometers of main crude oil pipeline networks connecting various fields to the Barrancabermeja refinery and Reficar, as well as to export facilities. Of the 5,128 kilometers of crude oil pipelines, we directly own 2,911 kilometers and 2,217 kilometers with our business partners. We also own 3,654 kilometers of pipelines for transportation of refined products from the Barrancabermeja refinery and Reficar to wholesale distribution points. Approximately 58.2% of our crude oil pipelines were constructed through joint ventures and other agreements with our business partners in order to transport crude oil from producing fields.

Strategy

Our main strategies in our transportation segment are to:

•	Improve efficiency in all stages of logistic processes by using a variety of transportation systems and focusing on operational excellence, safety standards and high quality services;

•
Construct the necessary crude oil pipelines to transport our crude oil and heavy crude oil from the fields to the refineries and ports and to construct the necessary refined products pipelines to transport our refined products according to demand; and

•	Selectively invest in the development of new and more efficient transportation systems and support upstream and downstream strategies.

All of our transportation processes have been certified under ISO 9001, ISO 14001 and OHSAS 18001, which provide standards for hydrocarbons reception, storage, dispatch by pipes and pipelines and the import and export facilities of our docks.

We are currently developing our transportation infrastructure in order to meet our increased transportation needs and for any additional needs which may result from new discoveries.  We have significant experience in providing transportation services through crude oil pipelines, trucks, tankers and barges.

The map below shows the main transportation networks owned by our business partners and us.

TRANSPORTATION INFRASTRUCTURE

Pipelines

In 2009, pipelines in which we own an interest transported a total of 576.2 thousand bpd of crude oil and 223.3 thousand bpd of refined products for a total of 799.5 thousand bpd in 2009, a 6.3% increase when compared to 2008.  In 2008 pipelines transported a total of 751.8 thousand bpd of crude oil and refined products compared to 710.4 thousand bpd in 2007.

The following table sets forth our main pipelines and the main pipelines in which we own an interest by name, kilometers covered, type of product transported, origin, destination and our ownership percentage as of December 31, 2009.

Pipeline	Kilometers	Product Transported	Origin	Destination	Ownership Percentage

Caño Limón-Coveñas	771.4	Crude Oil	Caño Limón	Coveñas	100.00%
Oleoducto del Alto Magdalena	397.4	Crude Oil	Tenay	Vasconia	85.12%
Oleoducto de Colombia	480.8	Crude Oil	Vasconia	Coveñas	65.57%
Oleoducto Central S.A. (Ocensa)	834.5	Crude Oil	Cusiana	Coveñas	60.00%

Pipeline	Kilometers	Product Transported	Origin	Destination	Ownership Percentage

Oleoducto Transandino	305.4	Crude Oil	Southern fields	Tumaco Port	100.00%
Oleoducto de los Llanos (ODL)	235	Crude Oil	East fields	Monterrey	65.00%

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

In March 2009, we entered into an agreement with Maurel et Prom pursuant to which we acquired in May 2009 100% of its stake in its subsidiary in Bermuda, Hocol Petroleum Limited.  Hocol Petroleum Limited’s most important assets are Hocol and Homcol, two companies incorporated in the Cayman Islands with branches in Colombia involved in crude oil and natural gas exploration and production activities in Colombia.  Additionally, as a result of this acquisition, we are now the indirect owner of Hocol’s interest in Oleoducto de Colombia S.A. and Oleoducto del Alto Magdalena and our total interest in these two pipelines increased from 43.85% to 65.57% and from 49% to 85.12%, respectively.

In September 2009, Oleoducto de los Llanos Orientales Sucursal Colombia, a branch of our subsidiary, Oleoducto de los Llanos Orientales (“ODL”) in which we have a 65% interest, inaugurated the 235 km, 24” pipeline to transport crude oil from the Rubiales field to the Monterrey pump station where it connect with the Ocensa pipeline.  The current transportation capacity of the pipeline is 160 thousand bpd.

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

	For the year ended December 31,
	2009	2008	2007
	(thousand bpd)
Crude oil transport	576.2	542.3	516.6
Refined products transport	223.3	209.5	193.8
Total	799.5	751.8	710.4

At December 31, 2009, we owned 58 stations, 23 of them located in crude oil pipelines and 35 of them in refined products pipelines with a nominal storage capacity of 19 million barrels of crude oil and 6 million barrels of refined products.  We also sell storage capacity to third parties in our Pozos Colorados and Mansilla facilities and in the Coveñas port.  We do not own any tankers.

Theft of hydrocarbons

Hydrocarbon theft, which reached 7,270 bpd in 2002, was reduced to 196 bpd in 2009, as a result of the comprehensive strategy developed in coordination with different law-enforcement agencies and governmental authorities.  Theft of fuel in 2009, when compared to 2008, was reduced by 50% and 97.3% when compared to 2002.  We continue to evaluate alternatives to improve the efficiency of our transportation system, including improvements to the monitoring and control systems through new supervisory activities and data collection systems.

The table below sets forth the decrease in the level of hydrocarbon theft in our pipelines and multipurpose pipelines.

	For the year ended December 31,
	2009	2008	2007
	(bpd)
Hydrocarbon theft	196	389	561

Other transportation facilities

We also enter into transportation agreements with tanker trucks and barge companies to transport crude oil from production locations that currently do not have pipeline connection to the refineries and our export locations.  Production of refined products for which we currently have no pipeline capacity and cannot be transported in the tanker trucks is transported by barges.  During 2009, 24.4 million barrels of crude oil and refined products were transported by tanker trucks and 9.75 million barrels of crude oil and refined products were transported by barges.

Export and import facilities

We currently own five docks for export of crude oil and refined products.  Our crude oil loading facilities can load tankers of up to 145 thousand DWT.  Adjacent to these loading facilities we also have crude oil storage facilities which are capable of storing 7.5 million barrels.  Our docks used for import and export of refined products can load tankers of up to 70 thousand DWT.  Additionally, these facilities have storage capacity of up to 1 million barrels.

New transportation projects:

Heavy Crude Oil Castilla Pipeline Project

We expect to construct a new pipeline system, which will transport solvents from the Sutamarchan pumping station in the Central region to the Castilla field.  This new pipeline system will occur in two stages.  First, we intend to construct a new 133 kilometers multipurpouse-pipeline, which will transport solvents from the Sutamarchan pumping station to the Porvenir pumping station.  Second, we intend to convert our old Apiay – Provenir crude oil pipeline to a refined products pipeline.  This pipeline will transport solvents for heavy crude oils produced in the Castilla fields.

In December 2008 we finished the construction of a new 129 kilometer pipeline in the Central region which connects the Apiay field with the El Porvenir pumping station.  The pipeline increased our transportation capacity from the Castilla fields by approximately 50% in the first stage of the project.  This pipeline became the second pipeline connecting the Apiay field with the El Porvenir pumping station.

Increase the capacity of the Pozos Colorados - Galán multi-purpose pipeline

We built a new 140 kilometers pipeline in the Mid Magdalena region from Ayacucho to Galán and we expect to modify approximately 290 kilometers of the Pozos Colorados – Ayacucho pipeline, upgrading the system to a 14” pipeline.  Through this expansion, we aim to (i) increase transportation capacity to 60 bpd and (ii) transport imported diluents and diesel to the Barrancabermeja Refinery.

Distribution and Marketing

Summary

We market a full range of refined and feed stock products locally including regular and high octane gasoline, diesel fuel, jet fuel, natural gas and petrochemical products.  Local sales of regular gasoline, LPG, jet fuel and diesel fuel as well as natural gas from the Guajira field are subject to government price regulation with reference to international benchmarks for fuel oil.

We are the main producer and supplier of fuel and refined products in Colombia.  For regulated products, the Ministry of Mines and Energy establishes maximum prices producers can charge and retail prices for these products pursuant to resolutions.  The Ministry also establishes maximum wholesale and retail margins.  In terms of LPG, the Energy and Gas Regulatory Commission establishes maximum prices as well as wholesale and retail margins.

Strategy

Our strategy in the marketing and distribution business segment is focused on supplying the local market and exporting crude oil not used in our refineries, and refined products principally to end-users, including refineries and wholesalers.  Our crude oil export sales are made in the spot market and through long-term contracts, primarily to US Gulf Coast refineries, the US West Coast, Caribbean and Chinese refineries.  We are focused on entering into new and developing markets and increasing the direct sales of our products to the Far-East.

Crude oil supply commitments

As part of our transfer of Reficar’s assets in April 2007, we extended a commercial offer to Reficar for the supply of crude oil.  The commercial offer was renewed in January 2010 for an additional six-month period.  Pursuant to the terms of the offer, Reficar has the option to purchase from us up to 85 thousand bpd of crude oil from our Caño Limón, Vasconia Blend, Ayacucho Blend, Cusiana and Castilla production.  As we continue to operate Reficar, our operations committee evaluates and decides monthly the refinery’s crude oil mix needs including the need for foreign crudes which we import from West Africa, the North Sea and the Caribbean.  The purchase price for the delivered volumes is equal to an international benchmark index, subject to certain adjustments.

Import of Ultra Low Sulfur Diesel Fuels

We are reducing sulfur emissions from fuels produced by us through the import of ultra low sulfur diesel to be mixed with our local production in order to protect the environment.  From July 2008 (the date we began to import this ultra low sulfur diesel) through December 2009, we managed to keep sulfur diesel levels under 500 ppm (parts per million) in Bogota and reduced sulfur diesel levels from 3,000 ppm to 2,500 ppm in the rest of the country.  We expect that the quality of our diesel (sulfur levels) will continue to improve in 2010 according to our results and international standards.

Natural Gas

Summary

Development of natural gas reserves began in the 1970s with the discovery of the Guajira fields in the Northeastern region.  Additional natural gas reserves were discovered in the Piedemonte Llanero.  In Colombia we have been selling natural gas to local distribution companies, power generators and large customers and have also been exporting natural gas to Venezuela.  In 1986, we introduced a program known as “Natural Gas for Change”, which sought to increase local consumption.  In 1993, the Government developed a regulatory framework for the distribution and marketing of natural gas.  Between 1995 and 1997, we connected our natural gas production fields with distribution points and major cities.  In 1997, we transferred all of our natural gas transportation assets to a newly created company, Empresa Colombiana de Gas or Ecogás.  Ecogás had spun off from us in 1998.  Thereafter, Ecogas transferred all of its assets to a new company, incorporated for such purpose, named Transportadora de Gas Internacional S.A. E.S.P. (“TGI,” formerly, Transportadora de Gas del Interior S.A.E.S.P.), which is owned by Empresa de Energía Eléctrica de Bogotá.

Marketing of Natural Gas

Currently, there are more than 20 natural gas distribution companies with operations in Colombia.  As a result of the growth of the natural gas demand from Venezuela and the increase in the domestic consumption of the gas-power plants in recent years, the total demand for natural gas, including natural gas exports, has increased by 14.1% in 2009 to 1,035.1 giga British thermal units per day (gbtud), from 907 gbtud in 2008 and by 19.2% from 760.4 gbtud in 2007.  At December 31, 2009, natural gas distribution companies had approximately 5.3 million customers.  We sell natural gas to distribution companies through take-or-pay or swing contracts.

Compressed Natural Gas

Demand for compressed natural gas decreased by 4.3% in 2009 as compared to 2008 as a result of (i) a decrease in natural gas price competitiveness against gasoline prices, (ii) a decrease in the benefit/cost ratio due to higher costs associated with new conversion technologies and (iii) certain supply problems in some cities.

During 2009, we signed three new agreements for the supply of compressed natural gas in the following Colombian regions:  the Central Region, which includes cities such as Bogota and Medellin, the Coffee Region and the Western Region.  21,600 additional vehicles were converted in 2009 for a total of 301,986 vehicles converted at the end of 2009.

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

We have entered into long-term take-or-pay contracts with 11 of the 14 gas fired and combined cycle power plants located in Colombia.  During 2009, gas sales increased in the industrial sector as a result of the South Pacific phenomenon known as “El Niño”.

The following table sets forth our local deliveries of natural gas including deliveries to our refineries, during 2009, 2008 and 2007.

	For the year ended December 31,
	2009	2008	2007
	(gbtud)
Gas-fired power plants	153.7	73.5	123.3
Refineries	87.2	88.3	93.5
Petrochemical	3.1	4.2	4.0
Industrial	65.7	64.7	40.6
Distributors(1)	172.2	192.2	152.9
Compressed Natural Gas	36.2	31.6	40.9
Producers	30.3	36.1	60.0
Total Deliveries	548.4	490.5	515.2

(1)	Deliveries to distributors include deliveries to industrial clients who are required to purchase natural gas from distributors.

Natural Gas Exports

In 2007, we and Chevron entered into a long-term natural gas supply contract with PDVSA.  Pursuant to the terms of the agreement, we have agreed to deliver the following quantities of natural gas to Venezuela:

	For the year ended December 31,
	2008	2009	2010	2011
	(gbtud)
Volume Commitments	50	150	150	100

In 2009 and 2008, we and our partner Chevron delivered 179.1 gbtud and 146.9 gbtud respectively, thereby exceeding the quantities of natural gas agreed to in our gas export contract with PDVSA.  Of the total volume of gas delivered, 45.6% came from us, 34.4% came from Chevron and 20% came from royalties.

Natural gas delivery commitments

The table below sets forth the commitments we have in firm contracts with local natural gas distribution companies, local industries, gas fired power generators, international companies (PDVSA in Venezuela) and internal agreements with our refineries and fields:

	For the year ended December 31,
	2010	2011	2012	2013	2014	2015	2016
	(gbtud)
Volume Commitments(1)	669	730	373	271	324	271	256

(1)	Includes royalty volumes that are managed by Ecopetrol.

We have natural gas delivery commitments with local natural gas distribution companies, local industry, gas-fired power generators, international companies (PDVSA) and internal agreements with refineries and fields.  Pursuant to long-term supply contracts and other agreements, we must supply natural gas to these parties and failure to deliver the agreed amounts would result in fines.  In order to meet our natural gas delivery commitments we have four (4) main natural gas production fields, the “Guajira” fields, the “Cusiana and Cupiagua” fields, the “Piedemonte” fields and the “Gibraltar” fields.  The “Guajira”, “Cusiana and Cupiagua” and “Piedemonte” fields are productive fields whereas the “Gibraltar” field will begin production at the end of 2010.  Of our total natural gas production at December 31, 2009, 73% was supplied by the La Guajira production, 20% from the Cusiana and Cupiagua fields and the remaining 8% from fields located in other regions.

The following table sets forth the estimated production of our productive fields which is available to meet our firm delivery commitments of natural gas for the years ended December 31, 2010 to 2014.

	For the year ended December 31,
	2010	2011	2012	2013	2014
	(gbtud)
Guajira Fields	464.6	450.0	409.5	347.7	315.0
Cusiana and Cupiagua Fields	209.8	243.2	190.1	190.1	190.1
Other Fields	51.1	74.2	63.9	60.5	55.6
Imports	0.0	0.0	39.0	85.0	127.0
Total	725.53	767.38	702.46	683.31	687.74

Price controls on the La Guajira natural gas production

The Ministry of Mines and Energy through the Colombian Commission for the Regulation of Energy and Gas or CREG, establishes the maximum price we are allowed to charge customers who consume less than 100 thousand cfpd from La Guajira field, under take-or-pay contracts, which we refer to as regulated customers.  Maximum prices we can charge are determined with reference to the average export price for fuel oil for the prior six months.

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

The Ministry of Mines and Energy also establishes distribution priorities in the event of a natural gas shortfall derived from supply or infrastructure issues.  This order of priority is based on the type of contract, with firm supply contracts having priority over swing supply contracts.

Legal Proceedings

At December 31, 2009, we were a party to 2,428 legal proceedings relating to civil, administrative, environmental, tax and labor claims filed against us in the Colombian courts and arbitration tribunals.  Historically, we have been successful in defending lawsuits filed against us.  Based on the advice of our legal advisors it is reasonable to assume that the litigation procedures brought against us will not materially affect our financial position or solvency regardless of the outcome.  See Note 30 (Contingencies) to our Consolidated Financial Statements included in this annual report for a discussion of our legal proceedings.  We highlight an unresolved material lawsuit:

Foncoeco

An association of former employees known by the acronym Foncoeco brought an action against us in connection with a company profit-sharing plan offered in 1962 that expired in 1975.  The plaintiffs claim that our Board of Directors had set aside a specific amount under the profit sharing plan, which was not entirely distributed to employees eligible under the plan.  The court of first instance on June 25, 2002, ruled in our favor and rejected the plaintiffs’ arguments.  The plaintiffs appealed the ruling to the Bogota Higher Tribunal, which ordered us to present a rendición de cuentas (an accounting action) to the first instance judge based on the amounts allocated by our Board of Directors.  Based on the judge’s conclusion with respect to our accounting and the expert testimony of a witness presented by the plaintiffs who included amounts never allocated by our Board of Directors to the profit sharing plan, the first instance judge on December 16, 2005, ordered us to pay Ps$541,833 million, or approximately US$260 million.  We have appealed the decision by the first instance judge to the Bogota Higher Tribunal and are still waiting for the final judgment.  Based on the opinions from our legal counsel regarding the likelihood of a favorable ruling we expect the Bogota Higher Tribunal to revise and reduce the amount of the first instance.  Additionally, as of December 31, 2009 we have increased the previously created provision to Ps$139,933 million considering the probability of a ruling in favor of the plaintiffs.

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

Superintendency of Ports and Transport

The Superintendency of Ports and Transport has exclusive control and regulates us in matters related to ports concession contracts, in which we act as contractor.

National Superintendency of Health

Since we provide health benefits to our employees and their families, the National Superintendency of Health has exclusive control and regulates us in matters related to the inspection, supervision and control of the Social Security Health System.

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

The CREG also regulates the type of agreements that can be used for the marketing, production, distribution and transportation of natural gas.  CREG’s Resolutions 070 of 2006 and 095 of 2008, as amended, provide three types of contracts that can be used:

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

As February 26, 2010, we were party to 66 environmental administrative proceedings.  During 2009, 34 proceedings were opened and 12 proceedings were closed.  In nine of the closed proceedings, we were subject to monetary fines and the remaining three non-liability declared by the Company.  It is not possible for us to determine the material effect of these proceedings.  Most of our fines have been between Ps$6 and Ps$447 million.

Environmental Practices

We have implemented aggressive environmental practices and standards throughout all the activities performed by us and our workforce.  During 2009, we invested Ps$611,775 million in environmental programs to increase our environmental compliance levels.  These investments include investments made through our business partners in the sum of Ps$47,027 million.  Such programs include:

•
Compliance.  The purpose of this program is to guarantee knowledge, assessment, disclosure and compliance with all laws, regulations and requirements imposed by the Ministry of Environment and other regulatory bodies.  We undertake environmental impact assessments and constantly review our environmental plan.

•
Contingency Planning.  This program focuses on implementing preventive actions in our operative areas in order to diminish the impact of oil spills and establish the steps that need to be followed in case of an emergency.

•
Eco-Efficiency.  This program is designed to minimize the environmental impacts resulting from our (i) use of natural resources through activities such as water uptake and forest exploitation and (ii) waste generation through liquid emissions and creation of hazardous waste.

•
Biodiversity.  This program implements initiatives to preserve endangered species in areas where our activities have strong influence.  During 2009, we invested approximately Ps$24,126 million in investigation and rehabilitation projects for the recovery of ecosystems and environmental education in the areas where we operate.

•
Environmental Culture.  This program seeks to promote an environmental culture in our organization, in our activities, and in our and daily life.  We initiated several environmental campaigns to educate our working force in areas such as occupational health and friendly environmental practices.

•
Alternative Energy Sources.  This program is designed to develop alternative energy sources, such as biodiesel and ethanol projects and activities.  During 2009, we invested approximately US$7.5 million in Bioenergy S.A., a Colombian company of which we currently own 85%.  Bioenergy S.A. is expected to begin operation during the first quarter of 2012 and to produce 92.75 Million liters per year of ethanol.  Throughout 2009, we worked on the technology for this plant and performed the necessary activities in order to have a basic seedbed ready for the first 80 acres.  In addition, we have continued to construct a biodiesel plant in Barrancabermeja, Ecodiesel Colombia S.A, of which we currently own 50%.  Ecodiesel Colombia S.A. is expected to begin commercial production during the first half of 2010 and to have a production of approximately 100,000 tons of biodiesel per year.

Health, Safety and the Environment or HSE

We are devoted to improving our HSE practices.  We have several programs in place to increase our industrial safety and minimize the number of accidents of our workforce or our contractors.  The frequency of accidents taking place within our premises has declined significantly since 2005, to 1.24 accidents per million of hours worked in 2009 from 5.77 accidents per million of hour worked in 2005, representing a 79% reduction.  These programs include, among others, the technical and HSE competences in our employees and contractors, the standardization of HSE protocols and procedures, drafting safety manuals, compliance with existing regulations and the study of HSE benchmarks among oil companies.

Specifically, in the area of occupational health, our goal is to control the workplace hazards that can affect the health and productivity of our workforce.  One of the ways we aim to reach this goal is by monitoring the health of each one of our employees and providing the support and mentorship necessary to ensure their integrity and acclamation to the work.  Furthermore, we also actively promote industrial hygiene and ergonomics and seek to address the psychosocial effects of our work environment.

Additionally, during 2009 we began working on “Project Safety”, a project aimed at the continuous improvement and minimization of operational incidents (fire, explosion, loss of primary containment and multiple fatalities).  This program was built around the following six pillars:  (i) culture and leadership, (ii) requirements, (iii) safe design, (iv) safe operation, (v) prevention and (vi) response to emergencies.

During 2009 we also improved the safety standards of our processes through the use of rigorous methods and new technologies, the performance of risk assessments to each stage of our process, the implementation of new technologies in our projects, including emergency shut down systems and conducted safety integrity level studies and alarm systems.

In 2009, we recorded 116 environmental incidents as compared to the 56 incidents recorded in 2008.  This increase is a result of an improvement in our reporting tools and controls.

Human Rights Initiatives

We have a strong commitment for the protection of human rights in the areas where we operate and use a set of security and human rights principles, or Principios Voluntarios en Seguridad y Derechos Humanos, as basis for a risk analysis of our company and the communities where we operate.  We use this set of principles to interact with the local communities and strengthen their relationship with local authorities, our third party contractors and us.  In particular, under the Colombian Constitution and legal framework, we are required to enter into formal consultations with indigenous communities whenever we are making plans to commence projects or operations in lands under their control.

Insurance

Ecopetrol, in compliance will all its legal and contractual obligations, has a comprehensive corporate insurance program covering the main insurance risks of the Company, which include but are not limited to the following:  all risks associated with property damage and business interruption, control of wells, sabotage and terrorism, general liability, directors and officers, cargo, crime and other minor operational risks.  In addition, under our corporate insurance program, all our reinsurers must comply with a credit risk rating of A- by Duff & Phelps, or equivalent.

All our projects and installations under construction are insured against loss in compliance with the terms of the relevant agreements, usually through a performance bond in connection with completion of the contract and/or other damage and liability insurance.

4.C.	Organizational Structure

We are a mixed economy company and have a number of subsidiaries both in Colombia and abroad.  Our subsidiaries are either directly owned by us or indirectly owned by us through one of our other subsidiaries.  At December 31, 2009, we had 18 subsidiaries directly owned by us, of which 9 were incorporated in Colombia and 9 were incorporated abroad, and 20 subsidiaries indirectly owned by us.  Some of our subsidiaries have subsidiaries of their own.

The following diagram sets forth our significant subsidiaries by business segment at May 31, 2010.

ORGANIZATIONAL STRUCTURE

ECOPETROL S.A.

*Direct and indirect participation
**Solely indirect participation through other Subsidiaries or Affiliates:
OIG is the parent company of Savia Perú S.A. and Ecopetrol Transportation Company is the parent company of Ecopetrol Pipelines Ltd

See Exhibit 8.1 to this annual report for a complete list of our significant subsidiaries, their respective countries of incorporation, our percentage ownership in each (both directly and indirectly through our other subsidiaries) and our voting ownership in each.

4.D.	Property, Plant and Equipment

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

ITEM 4A.	Unresolved Staff Comments

None.

ITEM 5.	Operating and Financial Review and Prospects

The following discussion presents our financial results and prospects as well as factors that affect our results of operation under Colombian Government Entity GAAP, unless otherwise indicated.

Overview

We are a vertically integrated crude oil and natural gas company engaged in exploration, development, production, transportation, refining, wholesaling and distribution of crude oil, natural gas and refined products.  We are in the process of building facilities to process palm oil and sugar cane for biofuels.  We own and have interest in companies which own 9,164 kilometers of crude oil pipelines and multi-purpose transportation pipelines.  For the year ended December 31, 2009, our average daily production of crude oil was 426.0 thousand bpd and 539.2 mcfpd of natural gas.  Almost all of our crude oil and natural gas production and refining capacity is located in Colombia.  In 2006, we began hydrocarbon exploration and production activities outside Colombia in partnership with regional and international oil companies and through the acquisition of exploration and production companies abroad.  We export crude oil and refined products mainly to North America and the Caribbean.

We refine crude oil and other hydrocarbons in our refineries in Colombia into a variety of products, including gasoline, diesel, jet fuel, petrochemicals and industrial products.  Crude oil, natural gas and refined products are transported mainly through pipelines to our customers and to the refineries.  Since 2008, we have wholly owned Propilco, the main polypropylene supplier in Colombia, and as a result, have entered into the petrochemicals business.

Since our IPO in November 2007, 10.1% of our capital stock has been in the public market.  On September 18, 2008, we listed our ADSs on the New York Stock Exchange and on December 4, 2009, our ADSs began trading on the Lima Stock Exchange as well.  As a result of our initial public offering, we are now subject to the mixed economy regime, which, among other aspects, excludes us from the Government budgetary rules, the national procurement regime and salary caps for state-owned companies.

In 2009, we began to incur long-term indebtedness through a syndicated loan facility with local banks and from a bond issuance in the international markets.  See Item 5B — “Liquidity and Capital Resources — Liquidity.”

Recent Acquisitions

The following acquisitions were funded mainly through cash on hand and cash flow from our operations:

In February 2009, we, in partnership with Korea National Oil Corporation (KNOC), acquired a 100% stake (50% for each participating company) in Offshore International Group Inc. (OIG) for the purchase price of US$992 million.  OIG is the U.S. parent of Savia Perú (formerly Petrotech Peruana S.A.), which carries out crude oil exploration and production activities in Perú.  From February 2009, we account our 50% interest in OIG as an equity investment.

In February 2009, we entered into a memorandum of understanding with Glencore International A.C. pursuant to which we acquired in May 2009 all of its stake in Reficar through our subsidiary Andean Chemicals for the purchase price of US$545 million, thereby becoming the sole indirect owner of Reficar.  Through this acquisition, we will continue the development of the expansion and modernization plan for Reficar, which includes increasing refining capacity, increasing the conversion factor and improving the quality of the fuels produced to meet environmental requirements.  From May 2009, we consolidate the results of operations of Reficar.

In March 2009, we entered into an agreement with Maurel et Prom pursuant to which we acquired in May 2009 100% of its stake in its subsidiary in Bermuda, Hocol Petroleum Limited, for the purchase price of US$580 million plus US$162 million for working capital.  Hocol Petroleum Limited’s most important assets are Hocol and Homcol, two companies incorporated in the Cayman Islands with branches in Colombia involved in crude oil and natural gas exploration and production activities in Colombia.  From June 2009, we consolidate the results of operations of Hocol and Homcol.  As a result of this acquisition, our ownership in Oleoducto de Colombia (ODC), a 481 km crude oil pipeline that connects the Vasconia Station and Coveñas, went from 43.85% to 65.57%.

In March 2009, we entered into an agreement with Enbridge Inc., a Canadian company, pursuant to which we acquired its 100% stake in Oleoducto Central S.A. (Ocensa) for the purchase price of approximately US$418 million, thereby increasing our ownership of Ocensa from 35.3% to 60%.  From March 2009, we consolidate the results of operations of Ocensa.

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

In 2003, the Congress of Colombia created the ANH, which became the governmental agency responsible for managing Colombia’s hydrocarbon reserves and awarding exploration and production blocks to oil and gas companies.  Since the creation of the ANH, any company, including us, wishing to explore, develop and produce hydrocarbon reserves in Colombia must sign contracts with the ANH and not with us.  As a result, we became an operator like any other company, competing with all other regional and international oil companies in Colombia for exploration and production opportunities under the same conditions and without any special privileges.  Nevertheless, we have remained as counterparty to the contracts which we signed prior to January 1, 2004.

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

In June 2010, the “Santiago de las Atalayas Contract”, one of the most important exploration and production contracts due to its amount of crude oil and natural gas reserves, terminated and the right to exploit the hydrocarbon reserves subject to this Contract reverted back to us.

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

Prior to March 2007 and in accordance with Decree 2625 of 2000, we recorded a cost of sales in the line-cost of sales of contributions in kind, for every barrel produced (other than from reverted concessions) pursuant to a pricing formula specified in the decree and we recorded a contribution to capital from the Nation for the amount expensed.  Since March 2007 and in accordance with Decree 727 of 2007, we no longer record a cost of sales or a capital contribution from the Nation in respect of our production (other than from reverted concessions).  We account for production from reverted concessions by recording a depletion charge on our income statement and a reduction in the related asset.  At the time we received the reverted concession, we placed the asset in our books at the book value carried by the party holding the concession.  In addition, pursuant to Decree 727 of 2007, we are required to record the value of any hydrocarbon exploration or production rights that we own.  Pursuant to an opinion issued by the CGN, such records are carried out in memorandum accounts.  However, these memorandum accounts are not part of our balance sheet.

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

Gasoline and diesel price differentials

The Government regulates domestic prices of liquid fuels according to international market conditions in order to align domestic prices with trends in international prices, with a one month lag.  When domestic prices of liquid fuels are lower than international parity prices, the Government is responsible for reimbursing importers or refiners for the difference, which difference is called the fuel price differential pursuant to Law 1151 of 2007.  The fuel price differential is calculated on a monthly basis and reported on a quarterly basis, with the corresponding cash payment to be made during the next subsequent quarter.  In cases of payment delays, refiners are entitled to receive interest on past due amounts.

Historically, when domestic prices of liquid fuels were higher than international parity prices, the Government lowered domestic prices.  However, towards the end of 2008 as international prices decreased, the Government decided not to lower domestic prices.  Instead, the Government kept domestic prices high and allocated the positive difference between domestic fuel prices and the international parity prices to a Fuels Stabilization Fund (Fondo de Estabilización de Precios de los Combustibles - FEPC).  Similar to the approach followed by other countries, this Fund is funded with these excess payments when international prices are low and depleted when international prices are high in order to mitigate domestic price volatility.

As of the beginning of 2007, following our transformation from a state owned entity, we charge the domestic prices established by the Government to wholesalers and, at the same time, we accrue the amount of any fuel price differential due pursuant to Law 1151 as revenues and record an account receivable from the Government.

During 2008, refiners, including us, were entitled to fuel price differential payments based on trends in international prices.  However, the payment by the Government of the 2008 fuel price differential was delayed and the Ministry of Mines and Energy issued a resolution by which it established a payment schedule relating to the 2008 fuel price differential.  Under this payment schedule, the 2008 fuel price differential was paid in three installments in April, August and December 2009 and the Government recognized an opportunity cost with respect to these amounts.

During the first and second quarters of 2009, refiners, including us, were not entitled to fuel price differential payments based on trends in international prices.  Instead, refiners, including us, were required to allocate the difference between high domestic prices and low international prices into the FEPC.

During the third and fourth quarters of 2009, refiners, including us, were once again entitled to fuel price differential payments due to high international prices.  Thus, the government depleted the FEPC in order to pay refiners, including us, the corresponding fuel price differential payments.  The aggregate amount due to us for both quarters totaled Ps$226 billion and was effectively paid in February 2010.

Reficar

In 2006, we selected Glencore as our strategic partner in the development of the master plan with respect to our Cartagena refinery.  Pursuant to this plan, Reficar was incorporated and began operations on April 1, 2007.  Simultaneously with the incorporation of Reficar, we transferred all of Reficar’s assets to Glencore in exchange for a 49.0% interest.

Prior to the incorporation of Reficar and transfer of Reficar’s assets to Glencore, the results of operations of the Cartagena refinery were included in our consolidated results.  As of April 1, 2007, following the incorporation of Reficar and transfer of Reficar’s assets to Glencore, under Colombian Government Entity GAAP as in effect for 2007 and 2006, we started recording our 49.0% interest in Reficar as an investment at cost.  As such, we started recording as revenues the delivery of crude oil to Reficar and stopped recording as revenues Reficar’s sales of refined products.  However, under Colombian Government Entity GAAP as in effect for fiscal year 2008 and 2009, we began treating our 49.0% interest in Reficar as an investment under the equity method.

Under U.S. GAAP, we quantified the effects of the transfer by recording a Ps$579,241 million gain in 2007 equal to 51% of the difference between the book value of the transferred assets and the fair value of the assets received, which we determined to be a more reliable indicator of the value of the exchange.  The 2009 gain also includes Ps$23,640 million corresponding to the amortization of the deferred gain.  The remaining 49% or Ps$556,236 million is to be amortized over the useful life of the equipment.

In February 2009, as a result of financing difficulties experienced by Glencore which were making it difficult for it to develop the master plan, we entered into a memorandum of understanding with Glencore.  Pursuant thereto, in May 2009, we acquired all of Glencore’s stake in Reficar for the purchase price of US$549 million through our subsidiary Andean Chemicals, thereby becoming the sole indirect owner of Reficar.  As of such date, Reficar’s results are consolidated into our results.  In addition, under U.S. GAAP, we recorded the effects of this business combination by applying FAS 141 regarding the determination of goodwill and FAS 141(R) regarding the determination of the purchase price allocation.  See Note 33 to our consolidated financial statements.

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

Development of a Strategic Plan

We have developed the 2008 – 2015 Strategic Plan aimed at producing one million boe by 2015, placing special emphasis on the production of heavy crude oil.  We intend to invest heavily in our exploration and production activities, and in acquisition of reserves in Colombia and abroad to reach our goal.  As part of our strategic plan, we are upgrading and expanding Barrancabermeja and Reficar, increasing their capacity and conversion rate.

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

Sales volumes and prices

Our exploration and production segments’ results depend on production levels and average local and international prices for crude oil and natural gas that we market and sell to our customers locally and abroad.  Additionally, sales volumes depend on our purchases of crude oil and natural gas from our business partners and the ANH.

We sell crude oil in the international market.  In addition, we process crude oil at Barrancabermeja and Reficar.  We also sell refined products in the local and international markets.  Currently, production and sale prices of crude oil and refined products are the main drivers of our financial performance.

Local sales and prices

We have a number of crude oil and natural gas long-term supply contracts with local customers, including Reficar and gas-fired power plants.  Local sale prices are determined in accordance with existing regulations, contractual arrangements and the spot market linked to international benchmarks.  In May 2009, we started recording as revenues the refined products sales of Reficar and stopped recording as revenues our sales of crude oil to Reficar.

International sales and prices

We export crude oil and refined products at prices which are set by reference to international benchmarks and negotiation with our buyers.  However, we export any crude oil and refined products surplus only after we have fulfilled our supply commitments with our refineries and local buyers.

Our commercial strategy has led us to the Far East, and we are currently opening new markets for our products, such as in China, India, Nigeria and Angola.  Additionally, we have started to trade some volume out of the Colombian supply chain by purchasing crude oil from an international third party and selling such crude oil to another international third party.

During the last two years we have significantly increased our sales on a “delivered” basis, giving us more chartering experience and thus affording us more operational flexibility and the ability to increase prices.

Exploration costs

We account for exploratory drilling using the successful effort method whereby all costs associated with the exploration and drilling of productive wells are capitalized, while costs incurred in exploring and drilling of dry wells are expensed in the period and accounted for under Operating Expenses – studies and projects.  Consequently, the number of exploratory wells we declared as dry negatively affects our results.  As such, the significant expansion of our drilling program which we are currently undertaking will likely result in higher dry well expenses.

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

Purchases of hydrocarbons from the ANH

We currently purchase all physical product delivered by producers of crude oil and natural gas as royalty payments to the ANH at prices set forth in a crude oil offer letter from the ANH dated July 17, 2009 and a natural gas offer letter from ANH dated June 17, 2009 as well.  For crude oil, the purchase price is calculated according to a formula that includes a reference price for crude oil (WTI), a quality adjustment for API gravity and sulfur content, the transportation rates from the wellhead to Coveñas port and a marketing fee.  We have an interagency agreement or Convenio with the ANH, whereby we collect all in kind and cash royalties owed to the ANH by the oil and gas companies in Colombia.  The ANH may extend offers to sell such physical product and we, at our option, may accept such offers to purchase the royalty volume.  We sell the physical product purchased from the ANH as part of our ordinary business.

Effect of taxes and exchange rate variation on our income

Income tax

We are subject to tax on our income at statutory rate of 33%, the standard corporate rate in Colombia since 2008.  The statutory income tax rate during 2007 was 34%.

Exchange rate variation

Since 1999, the Government has allowed the Peso to float freely against all major currencies, including the U.S. dollar.  A strong depreciation or revaluation of the Peso, particularly against the U.S. dollar, has multiple effects on our financial results.  Our results are reported in Pesos, and we maintain our financial records in Pesos.  During 2009, 2008 and 2007, the Peso has appreciated (depreciated) on average (9.7%), 5.4% and 11.9% respectively against the U.S. dollar.

Almost all of our exports of crude oil, natural gas and refined products are made in U.S. dollars at prices determined by reference to international benchmarks.  If the Peso depreciates against the U.S. dollar, our revenues from exports increase when expressed in Pesos.  Imported goods, however, including imported services denominated in U.S. dollars, will by the same token increase.

The opposite effect occurs when the Peso appreciates against the U.S. dollar as was the case in 2007 and 2008 based on average exchange rates.  Our revenues from exports of crude oil and natural gas were reduced in Pesos as a result of the appreciation of the Peso.  The appreciation of the Peso also results in lower cost of products, services supplied and contracted abroad as these are denominated in U.S. dollars.

In 2009, we began to incur U.S. Dollar denominated long-term debt while at the same time reducing our financial investments denominated in U.S. Dollars, which used to form part of our investment plan.  This strategy allowed us to maintain a balance between our U.S. Dollar assets and liabilities.  As a result, the net exchange gain/loss of our investments and liabilities denominated in U.S. Dollars was essentially balanced at year-end.

During 2007 and 2008, most of our financial investments were denominated in U.S. dollars, and we had no debt.  Thus, the volatility of the Peso against the U.S. Dollar during 2007 and 2008 resulted in substantial net exchange losses in 2007 and net exchange gains in 2008.

5.A.	Operating Results

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

Results of operations for the year ended December 31, 2009, compared to the year ended December 31, 2008, and compared to the year ended December 31, 2007.

The following table sets forth components of our income statement for the years ended December 31, 2009, 2008 and 2007.

	For the Year ended December 31,		2009/2008	For the Year ended	2008/2007
	2009	2008	% change	December 31, 2007	% change
	(Pesos in millions)			(Pesos in millions)

Revenues:

Total Revenue	30,404,390	33,896,669	(10)%	22,332,320	52%

Cost of Sales	19,906,073	19,084,436	4%	12,121,833	57%
Gross Profit	10,498,317	14,812,233	(29)%	10,210,487	45%

Operating Expenses:	2,624,978	2,154,875	22%	1,251,349	72%
Operating Income	7,873,339	12,657,358	(38)%	8,959,138	41%

Non-operating income (expenses):	(622,495)	3,353,846	n.m.	(1,893,834)	n.m.
Income before income tax	7,250,844	16,011,204	55%	7,065,304	127%

Income tax:	2,114,029	4,381,982	52%	1,885,512	132%
Non-controlling interest:	(4,761)	(455)	n.m.	-	n.m.

Net Income	$5,132,054	$11,629,677	56%	$5,179,792	125%

n.m.= Not meaningful

Total Revenues

Methodology

Starting in 2009, the methodology established for assigning our crude oil and natural gas sales to the production and market and supply segments, as the case may be, was modified.  Under the current methodology, we allocate our crude oil and natural gas sales to the production segment when the volumes sold come from our own production, whereas our crude oil and natural gas sales are allocated to the market and supply segment when the corresponding volumes sold are purchased from the ANH and our business partners.  For presentation purposes we have recasted our segment sales information for the years 2008 and 2007.

From May 2009 we stopped recording as revenues our local sales of crude oil to Reficar.  Instead, our crude oil sales to Reficar are allocated to our market and supply segment and eliminated in consolidation.  Additionally, from May 2009, we started recording as revenues the refined product sales of Reficar.

Results

The following table sets forth our principal sources of revenue by business segment for the years ended December 31, 2009, 2008 and 2007.

	For the Year ended December 31,		2009/2008	For the Year ended	2008/2007
	2009	2008	% change	December 31, 2007	% change
	(Pesos in millions)			(Pesos in millions)
Production Segment (1):
Crude oil:
Export sales	7,329,974	4,107,194	78.5%	1,102,815	272.4%
Total sales of crude oil	7,329,974	4,107,194	78.5%	1,102,815	272.4%
Natural Gas:
Local sales	547,792	464,588	17.9%	407,291	14.1%
Other income from local sales of natural gas	157,653	129,631	21.6%	6,614	n.m.
Export sales	307,820	310,389	(0.8)%	35	n.m.
Total sales of natural gas	1,013,265	904,608	12.0%	413,940	118.5%
Other Income from Production Segment (2)	128,147	140,429	(8.7)%	115,824	21.2%
Total production segment sales	8,471,386	5,152,231	64.4%	1,632,579	215.6%
Production segment eliminations in consolidation	(33,845)	-	n.m.	-	n.m.
Total production segment sales to third parties	8,437,901	5,152,231	63.8%	1,632,579	215.6%
Refining segment:
Refined Products:
Local sales(3)	11,850,849	14,876,906	(20.3)%	11,517,000	29.2%
Sales of refined products allocated to our production segment(4)	(72,956)	(90,628)	(19.5)%	(94,734)	(4.3)%
Other income from local sales of refined products(5)	56,521	61,612	(8.3)%	49,842	23.6%
Export sales	4,136,988	3,273,018	26.4%	2,156,388	51.8%
Total refining segment sales:	15,971,402	18,120,908	(11.9)%	13,628,496	33.0%
Refining segment eliminations in consolidation	(75,077)	-	n.m.	-	n.m.
Total Refining segment sales to third parties	15,896,325	18,120,908	(12.3)%	13,628,496	33.0%
Market and supply segment:
Crude oil sales:
Local sales	3,636,242	4,774,401	(23.8)%	3,004,629	58.9%
Export sales	4,485,538	4,589,088	(2.3)%	3,373,322	36.0%
Total crude oil sales	8,121,780	9,363,489	(13.3)%	6,377,951	46.8%
Natural gas sales:
Local sales	486,210	436,826	11.3%	252,880	72.7%
Other income from local sales of natural gas	80,726	72,003	12.1%	60,471	19.1%
Export sales	3,914	2,958	32.3%	1	n.m.
Total natural gas sales	570,850	511,787	11.5%	313,352	63.3%
Refined Products sales:
Export sales	69,865	-	n.m.	-	n.m.
Total Market and Supply segment sales	8,762,495	9,875,276	(11.3)%	6,691,303	47.6%
Market and Supply segment eliminations in consolidation	(3,618,048)	-	n.m.	-	n.m.
Total Market and Supply segment sales to third parties	5,144,447	9,875,276	(47.9)%	6,691,303	47.6%
Transportation segment:
Transportation sales	1,596,766	752,599	112.2%	695,268	8.2%
Sales of transportation services allocated to our production, market and supply, and refining segment	(16,832)	(27,761)	(39.4)%	(17,330)	60.2%
Total transportation sales	1,579,934	724,838	118.0%	677,938	6.9%
Transportation segment eliminations in consolidation	(675,507)	-	n.m.	-	n.m.
Total Transportation segment sales to third parties	904,427	724,838	24.8%	677,938	6.9%
Other sales(6)	354,549	308,702	14.9%	139,188	121.8%
Adjustment to other sales(7)	(333,259)	(285,286)	16.8%	(120,687)	136.4%
FAEP	-	-	n.m.	(316,497)	n.m.
Total sales	30,404,390	33,896,669	(10.3)%	22,332,320	51.8%

n.m.=Not meaningful.
(1)	Local sales of crude oil are assigned to the Market and Supply segment, since all the production sold was purchased from ANH and business partners and thus did not come directly from our production.
(2)	Corresponds to sales of refined products, transportation services and industrial services allocated to our production segment.
(3)	Includes motor fuel price differential reimbursements by the Government amounting to Ps$1,778,050 million in 2007, Ps$3,070,479 million in 2008 and Ps$196,533 million in 2009.
(4)	Corresponds to sales of refined products from our Apiay and Orito refineries allocated to our production segment.
(5)	Corresponds to sales of transportation services and industrial services allocated to our refining segment.
(6)	Includes insurance premiums and sales of industrial services in Colombia.
(7)	Corresponds to sales of industrial services allocated to our production segment.

In 2009, total revenues decreased by 10.3% as compared to 2008, mainly due to the lower average prices of crude oil and refined products, offset in part by an increase in the total volumes sold.  The 51.8% increase in total revenues in 2008 compared to 2007 was due to an increase in the average price of crude oil and refined products, higher volumes of crude oil sold and sales of crude oil to Reficar beginning in April 2007, partially offset by lower sales of refined products, due to not taking into account the sales of refined products by Reficar from April 2007 until May 2009.

The following table sets forth our total export and local sales of crude oil, natural gas and refined products for the years ended December 31, 2009, 2008 and 2007.

	For the Year ended December 31,		2009/2008	For the Year ended December 31,	2008/2007
	2009	2008	% change	2007	% change
Crude oil:
Local sales (barrels)(1)	455,895	26,981,442	(98.3)%	20,859,714	29.3%
Export sales (barrels)	92,921,245	54,592,797	70.2%	34,724,093	57.2%
Average price per local barrel (in U.S. dollars)(2)	67.77	89.95	(24.7)%	69.38	29.7%
Average price per export barrel (in U.S. dollars) (3)	60.83	83.00	(26.7)%	62.54	32.7%
Weighted average price per local and export barrel (in U.S. dollars)	60.86	85.30	(28.7)%	65.10	31.0%

Natural gas:
Local sales (mbtu)	167,095,380	146,955,743	13.7%	160,056,709	(8.2)%
Export sales (mbtu)(4)	43,568,928	35,491,468	22.8%	6,555	n.m.
Average local price (mbtu) (in U.S. dollars)	2.72	3.12	(12.7)%	1.99	56.9%
Average export price (mbtu) (in U.S. dollars)	3.27	4.30	(23.9)%	2.77	55.3%

Refined products:
Product local sales (barrels)	86,211,706	69,312,065	24.4%	71,191,548	(2.6)%
Export sales (barrels)	34,368,558	18,380,770	87.0%	19,335,063	(4.9)%
Average local price per barrel (U.S. dollars)	67.18	106.02	(36.6)%	77.89	36.1%
Average export price per barrel (U.S. dollars)	69.25	72.63	(4.7)%	53.81	35.0%

n.m. = Not meaningful.
(1)	Starting in May 2009, no longer includes sales to Reficar.
(2)	Corresponds to average price per local barrel translated at an average exchange rate of 2,156.29 for 2009, 1,966.26 for 2008 and 2,078.35 for 2007.
(3)	Corresponds to the average of the actual prices at which we sold our crude oil in the international markets.
(4)	We initiated exports of natural gas to Venezuela in the third quarter of 2007.

Production segment sales

Crude oil

Export sales

In 2009, our production segment revenues from exports of crude oil increased by 78.5%, mainly due to a 74.4% increase in volumes exported in this segment, resulting from an increase in our production level and an approximately 9.7% depreciation in the average exchange rate for the Peso against the U.S. Dollar, which were partially offset by a decrease in the average sales price.  In 2008, our production segment revenues from exports of crude oil increased by 272.4% due to a 210.6% increase in volumes exported in this segment and an increase in the average export price of crude oil, partially offset by a 5.4% appreciation in the average exchange rate for the Peso against the U.S. Dollar.

Natural gas

Local sales

Our production segment local sales of natural gas increased by 17.9% in 2009 as compared to 2008 mainly due to a 12.1% increase in volumes sold in this segment, which was partially offset by an 12.7% decrease in the average sale price.  Our production segment local sales of natural gas increased by 14.1% in 2008 primarily due to an increase in the average sale price of natural gas, partially offset by an 14.7% reduction in volumes as a result of lower consumption in the thermal power generation sector and scheduled maintenance programs.

Export sales

Export sales of natural gas decreased in 2009 as compared to 2008 mainly due to lower average export price which decreased 23.9%, partially offset by a 20.8% increase in the exported volumes in this segment.  In 2008, export sales of natural gas reflect the first complete year of natural gas exports to Venezuela.  In 2007, export sales of natural gas only reflected the start of our sales of natural gas to Venezuela.

Production segment sales to third parties

Our total production segment sales to third parties increased by 63.8% in 2009, compared to 2008, as a result of the increase in our volumes produced, partially offset by a decline in the average sales prices, and by 215.6% in 2008, compared to 2007, as a result of the increases in the average sale price and in our volumes produced.

Refining segment sales

Local sales

Local sales of refined products decreased 20.3% in 2009 as compared to 2008 as a result of lower average sales prices which decreased 36.6%, partially offset by a 24.4% increase in the volumes sold due to the consolidation of the results of Reficar into our results of operations.  Revenue from local sales of refined products in 2008 as compared to 2007 increased by 29.2% as a result of higher average sales prices resulting from an increase in international oil prices, partially offset by a 2.6% decrease in volumes sold.  The decrease in volumes sold resulted from no longer recording Reficar’s sales in our consolidated results of operations from April 2007 as a result of the transfer of a majority of Reficar’s shares to Glencore, which in turn was partially offset by the increase in volumes sold due to the consolidation of the results of Propilco into our results of operations.

Export sales

As a result of our acquisition of the remaining 51% ownership interest of Reficar, from May 2009 the refined product exports of Reficar are now consolidated into our total refined products exports.  As a result, our exported volumes increased by 87%, and our exports of refined products increased 26.4% in 2009, compared to 2008.  This increase was partially offset by a 4.7% decrease in the average export price.  The increase in revenues from exports of refined products in 2008 as compared to 2007 was due to a 35% increase in the average sales price (resulting from the increase in international oil prices), partially offset by our no longer recording the refined product exports of Reficar in our consolidated results of operations from April 2007 as a result of the transfer of a majority of Reficar’s shares to Glencore.

Refining segment sales to third parties

Our total refining segment sales to third parties decreased 12.3% in 2009, compared to 2008, as a result of the decrease in the average sales prices of refined products, partially offset by a 37.5% increase in our volumes sold, which mainly resulted from the volumes sold by Reficar.  Our total refining segment sales to third parties increased 33% in 2008, compared to 2007, as a result of the increase in the average sales price.

Market and Supply segment sales

Crude Oil

Local sales

Our local sales of crude oil assigned to our market and supply segment almost entirely reflect sales to Reficar that have been eliminated in consolidation since May 2009 as a result of our acquisition of Reficar from Glencore.  Revenues from local sales of crude oil allocated to our market and supply segment increased by 58.9% in 2008 as compared to 2007 as a result of an increase in sales to Reficar and higher average sales prices for crude oil, as a result of the increase in international oil prices.

Export Sales

Exports of crude oil allocated to our market and supply segment decreased by 2.3% in 2009, compared to 2008, as a result of a 26.7% decrease in the average export price of crude oil, partially offset by a 17.9% increase in our exported volumes allocated to this segment.  Revenues from exports of crude oil allocated to this segment increased in 2008 as compared to 2007, as a result of higher average international crude oil prices and an increase in volumes sold internationally, partially offset by a 5.4% appreciation in the average exchange rate for the Peso against the U.S. Dollar.

Natural Gas

Local Sales

Revenues from local sales of natural gas allocated to our market and supply segment increased by 11.3% in 2009 as compared to 2008, mainly as a result of a 17.9% increase in the volumes sold in this segment, partially offset by the lower average sales price of natural gas.

Market and Supply segment sales to third parties

Our total market and supply segment sales to third parties decreased by 47.9% in 2009, compared to 2008, mainly as a result of the eliminations in consolidation of our crude oil sales to Reficar.

Transportation segment sales

Our total transportation segment sales increased by 112.2% in 2009, compared to 2008, mainly due to higher volumes of crude oil and refined products transported, which in turn resulted from (i) our consolidation as of March 2009 of the results of operations of Ocensa and ODC, (ii) the commencement of operations of ODL and (iii) the expansion of our transportation infrastructure.  Transportation segment sales in 2008 increased by 8.2%, compared to 2007, as a result of higher volumes transported.

Transportation segment sales to third parties

As a result of the above mentioned increase in volumes and after giving effect to eliminations in consolidation of the transportation services provided by us to our subsidiaries, our transportation segment sales to third parties increased by 24.8% in 2009, compared to 2008.

Cost and Expenses

The following table sets forth elements of our cost of sales, operating expenses and operating income for the years ended December 31, 2009, 2008 and 2007.

	For the Year ended December 31,		2009/2008	For the Year ended December 31,	2008/2007
	2009	2008	% change	2007	% change
	(Pesos in millions)			(Pesos in millions)
Cost of sales	19,906,073	19,084,436	4%	12,121,833	57%

Operating expenses	2,624,978	2,154,875	22%	1,251,349	72%

Operating Income	7,873,339	12,657,358	(38)%	8,959,138	41%

Cost of sales—consolidated

As a result of the increase in international prices for crude oil, our costs of sales have been affected by a number of factors.  The most important factors are described below:

•
Purchases of hydrocarbons from the ANH in 2009 decreased 22% to Ps$4,358,408 million as compared with 2008 mainly as a result of lower average prices, partially offset by an increase on the volumes purchased.  Purchases of hydrocarbons from the ANH in 2008 increased 43% to Ps$5,584,474 million as compared to 2007 as a result of higher average prices on an increased number of barrels purchased as compared to 2007.

•
Purchases of crude oil from our business partners in 2009 increased 29% to Ps$4,130,116 million as compared with 2008 mainly due to higher volumes purchased as crude oil production from our business partners increased.  Purchases of crude oil from our business partners in 2008 increased 124% to Ps$3,193,690 million as compared to 2007 as a result of higher volume purchased to meet existing supply obligations, which amounted to 19 million barrels in 2008 compared to 12.9 million barrels in 2007 and increases in average prices for crude oil.

•
Purchases of imported products in 2009 decreased 21% to Ps$2,739,681 million as compared with 2008 as a result of lower average prices.  Purchases of imported products in 2008 increased to Ps$3,470,987 million as compared to 2007 as a result of higher volumes purchased in order to mix such imports with the local production of gasoline and diesel in order to decrease the content of sulphur in our fuels and a higher average international price for gasoline and diesel.

•
Services contracted with associations, which are pro rata expenses for our joint ventures, increased by 8.6% in 2009 to Ps$1,290,177 million as compared to 2008, mainly as a result of an increase in production activities.  Services contracted with associations in 2008 increased 16.6% to Ps$1,188,294 million as compared to 2007 due to an increase in production activities and increases in the price of oil services as a result of a worldwide increase in demand for oil services.

•
Maintenance costs increased by 53% to Ps$1,274,618 million as compared to 2008, mainly due to the consolidation of the maintenance costs of Ocensa and Hocol into our results of operations.  Maintenance costs increased by 40% to Ps$593,331 million in 2008 as compared to 2007, mainly due to an increase in tariffs and an increase in our production activities.

•
Depreciation costs increased by 85% to Ps$1,239,846 million as compared to 2008, mainly due to the consolidation of Ocensa’s depreciation into our results of operations.  Depreciation costs decreased by 7% to Ps$670,279 million in 2008 as compared to 2007, mainly due to our no longer recording Reficar’s depreciation costs in our consolidated results of operations from April 2007 as a result of the transfer of a mjaority of Reficar’s shares to Glencore.

•
Labor costs in 2009 increased 22% to 918,264 million as compared to 2008 mainly due to a 2.65% increase in the total number of Ecopetrol’s employees in response to the increase in the exploration and production activities, and an adjustment in wages which has been progressively implemented among all of our employees.  Labor costs increased 40% in 2008 as compared to 2007 increased as a result of increases in wages, labor benefits and bonuses paid as part of our personnel retention policies and an increase in the number of our employees who are eligible to receive these benefits.

Principal elements of our cost of sales by business segments are as follows:

Production segment’s cost of sales

Cost of sales affecting our production segment are mainly related to the amortization and depletion of our production assets, services contracted with outside vendors, maintenance costs, project expenses and labor costs related to this segment.

Refining segment’s cost of sales

Cost of sales affecting our refining segment are primarily for the purchase of crude oil and natural gas to upload and feed the refineries, to import products for the refining process, to feed stock transportation services, for services contracted for the maintenance of the refineries, and for the amortization and depreciation of refining assets.

Transportation segment’s cost of sales

Cost of sales affecting our transportation segment are:  depreciation and amortization of our transportation assets and project costs, which relate to costs associated with the maintenance of transportation networks and construction and conversion of existing pipelines to the transportation of heavy crude oil.  Due to the consolidation of Ocensa and ODC, our transportation costs have increased as we now include the total costs of sales of these subsidiaries into our cost of sales.

Market and supply segment’s cost of sales

Cost of sales affecting our market and supply segment are mainly related to the costs associated with purchases of crude oil and natural gas volumes from the ANH and from our business partners.

Operating expenses

Our operating expenses increased in 2009 compared to 2008 as well as in 2008 compared to 2007, mainly as a result of the following factors:

•
Studies and projects in 2009 compared to 2008 increased by 53% as a result of an increase in the number of seismic studies and production projects conducted.  Studies and projects in 2008 increased, compared to 2007, as a result of higher maintenance expenses for production projects, an increase in accounting for dry wells and exploration costs.

•
Oil pipeline transportation tariff payments in 2009 were eliminated beginning in March 2009 when we began to consolidate the operating results of OCENSA and ODC.  Oil pipeline transportation tariff payments increased in 2008, compared to 2007, as a result of higher volume transported and maintenance of back-up product pipelines, offset in part by a decrease in tariffs.

Our operating expenses by business segments increased in 2009, compared to 2008, and increased in 2008, compared to 2007.  Such expenses by business segment are described below.

Exploration and production segment’s operating expenses

Operating expenses affecting our exploration and production segment are primarily for studies and projects, which correspond to expensing dry wells, the amortization of the goodwill from our acquisitions assigned to this segment and administrative expenses assigned to this segment.

Refining segment’s operating expenses

Operating expenses affecting our refining segment are primarily for the amortization of the goodwill from our acquisitions assigned to this segment and administrative expenses assigned to this segment.

Transportation segment’s operating expenses

Operating expenses affecting our transportation segment are primarily for the amortization of the goodwill from our acquisitions assigned to this segment and for tariffs paid in connection with crude oil transportation.

Market and supply segment’s operating expenses

Operating expenses affecting our market and supply segment are primarily for the administrative expenses related to selling the crude oil and natural gas assigned to this segment.

Non-operating income (expenses)

The following table sets forth our non-operating income (expenses) for the years ended December 31, 2009, 2008 and 2007.

	At December 31,
	2009	2008	2007
	(Pesos in millions)
Non-operating income(expenses):
Financial income, net	495,833	4,101,252	93,628
Pension expenses	(595,157)	(1,144,925)	(1,090,343)
Inflation gain	22,355	30,473	41,132
Other income (expenses), net	(545,526)	367,046	(938,251)

Financial income, net.  Financial income, net, includes foreign exchange gains, valuation of investments, dividends received and profit from sale of investments.  The following table summarizes the principal components of our financial income (expenses) for the years ended December 31, 2009, 2008 and 2007.

	At December 31,
	2009	2008	2007
	(Pesos in millions)
Financial income:
Exchange difference gain	14,672,907	10,863,242	3,772,753
Interest and monetary correction	479,694	682,542	161,125
Income on valuation of investment portfolio	168,442	1,640,338	808,922

	(Pesos in millions)
Financial expenses:
Exchange difference loss	(14,798,550)	(8,901,184)	(4,385,021)
Interest	(138,801)	(19,376)	(1,021)

Financial Income, net:	495,833	4,101,252	93,628

Financial income, net decreased in 2009 when compared with 2008 mainly due to (i) a decrease in our net exchange difference gain (loss) as a result of a slight unbalance in our investments and liabilites denominated in U.S. Dollars in favor of liabilities due to the net effect of the 9.7% depreciation of the Peso against the U.S. dollar; (ii) a decrease in our income on valuation of investment portfolios as we transferred our pension liabilities to pension trust funds and (iii) a decrease in interest received from our investment portfolios as we utilized some of our financial investments to fund our investment plan.  Financial income, net increased significantly in 2008 when compared to 2007 mainly due to a net exchange gain and an increase in net income from the valuation of our investment portfolio.

Pension expenses.  Pension expenses decreased by 48% in 2009 when compared to 2008 mainly as a result of not registering an amortization of the pension actuarial calculation because the current yield of this portfolio covers the increase in liability.  The only actuarial amortizations which were registered correspond to health and education.  Pension expenses increased by 5% in 2008 compared to 2007, mainly due to an increase in the amortization of the actuarial calculation.

Other income (expenses), net.  Other income includes recovery of provisions, other revenues and other recoveries.  Other expenses include BOMT contracts related expenses, legal and other provisions and taxes unrelated to income.

Other income (expenses) decreased in 2009 compared to 2008, mainly due to a lower recovery of legal provisions and an increase in legal provisions and taxes unrelated to income.

Other income (expenses) increased in 2008 compared to 2007, mainly due to an increase in the recovery of provisions for legal proceedings and to lower provision expenses in 2008.

Income before income tax

Income before income tax decreased by 54.7% in 2009 when compared to 2008, mainly due to lower revenues as a result of the lower average price of crude oil.  Income before income taxes increased by 126.6% in 2008, compared to 2007, as a result of higher revenue due to a higher average price of crude oil without a comparable increase in cost of sales and operating expenses.

Income tax

The effective income tax rate for 2009 was 29.16%, compared to 27.3% in 2008 and 26.7% in 2007.  Our effective tax rates were lower than the statutory rate as a result of tax benefits mainly related to (i) an income tax deduction applicable to productive fixed assets investments, equal to 40% of these investments for 2007, 2008 and 2009 and (ii) exempt net income on asphalt sales.

Net Income

As a result of the foregoing, net income decreased by 55.9% in 2009 when compared to 2008 and increased by 124.5% in 2008, compared to 2007.

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

Reserves

On December 31, 2008, the SEC issued a final rule revising disclosure requirements relating to oil and gas reserves as contained in Rule 4-10(a) of Regulation S-X.  Under the new SEC rule, reserves are required to be estimated by applying the unweighted arithmetic average of the first-day-of-the-month price for each month within the year to year-end quantities of proved reserves (the “SEC average price methodology”).  Prior to this revision, the SEC required reserves to be estimated by applying the year-end WTI price to year-end quantities of proved reserves (the “SEC year-end price methodology”).  Our proved reserves as of December 31, 2009 are based on the SEC average price methodology for U.S. GAAP purposes, which mirrors the average price methodology used by us to prepare our consolidated financial statements during this period.  Our proved reserves as of December 31, 2008 are based on the SEC year-end price methodology for U.S. GAAP purposes, which mirrors the year-end price methodology used by us to prepare our consolidated financial statements during this period.  However, our proved reserves as of December 31, 2007 are estimated using average prices for the preparation of our consolidated financial statements and using the SEC year-end price methodology for U.S. GAAP purposes.  As a result, the quantity of proved reserves for this period differs from the estimated quantities of proved reserves in accordance with the SEC year-end methodology.  See Note 33 to our consolidated financial statements for a description of the main differences between Colombian Government Entity GAAP and U.S. GAAP.

Under the new SEC final rule, optional disclosure of probable and possible reserves is allowed but we opted not to do so.  Estimates of reserves were prepared by the use of commonly used geological and engineering oil industry practices.  The method or combination of methods used in the analysis of each reserve was adopted by experience with similar reserves, stages of development, quality and completeness of basic data, and production history.

The majority of the producing proved reserves were estimated by the application of appropriate decline curves or other performance relationships.  In analyzing decline curves, reserves were estimated to the calculated economic limits based on current economic conditions.  In certain cases where the previous methods could not be used, reserves were estimated by analogy with similar reserves where more complete data was available.

Effects of inflation on financial information

The accompanying consolidated financial statements have been prepared from the accounting records, which are maintained under the historical cost convention, modified since 1992 to comply with the legal provisions of the CGN to recognize the effect of inflation on non-monetary balance sheet accounts until December 31, 2001, including equity.  The CGN eliminated the use of inflation adjustments for accounting purposes for state-owned companies starting on January 1, 2002.  However, our consolidated financial statements recognize the effect of inflation on non-monetary balance sheet accounts for an extended period from January 1, 1992 until December 31, 2006 for Hocol, Oleoducto de Colombia S.A. and Ocensa because, prior to our acquisition of these companies, they were subject to the accounting rules applicable to Colombian privately-owned entities.  Under such rules, the effect of inflation on non-monetary balance sheet accounts was required to be recognized until December 31, 2006.  The accumulated inflation adjustments were eliminated in the process of reconciling our financial statements to U.S. GAAP.

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

Variable interest entity

Under Colombian Government Entity GAAP consolidation with significant subsidiaries is required when there is control by having more than 50% ownership or majority of the voting rights in the subsidiary.  Under U.S. GAAP (FIN 46(R)) if an entity has variable interests whereby one party absorbs losses or benefits from net profits in excess of its ownership interest then those variable interests must be evaluated.  Ocensa was not consolidated under Colombian Government Entity GAAP until March 2009 while as Ocensa was a variable interest entity under the rules of FIN 46 and included in our consolidated results pursuant thereto until March 2009.  Thereafter, Ocensa was consolidated under both Colombian Government Entity GAAP and U.S. GAAP, when we acquired voting control.  See Note 33 to our consolidated financial statements for a description of our analysis.

Equity method accounting

Under Colombian Government Entity GAAP as in effect for fiscal year 2007, equity method is only applied when control exists.  Under U.S. GAAP, equity method is required for investments where significant influence exists (generally ownership higher than 20%) but the investment is not controlled.

Under Colombian Government Entity GAAP as in effect for fiscal year 2009 and 2008, equity method is applied for investments where significant influence exists but the investment is not controlled.  However, unlike U.S. GAAP, there is no 20% ownership requirement.

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

5.B.	Liquidity and Capital Resources

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

Liquidity

Our principal sources of liquidity in 2009 were cash flows from operations amounting to Ps$9,405,637 million, a Ps$2.2 trillion syndicated loan facility with local banks and a US$1,500 million bond issuance.  Our principal uses of liquidity in 2009 were Ps$10,750,197 million in capital expenditures, which included investments in natural and environmental resources and reserves, additions to our property, plant and equipment and dividend payments for the fiscal year 2009 amounting to Ps$8,902,602 million.

At December 31, 2009, we had consolidated indebtedness of Ps$6,151,435 million, which corresponded mainly to:

•
A Ps$2.2 trillion (approximately US$1 billion) syndicated loan facility we entered with a syndicate of local banks in May 2009.  This loan facility has a term of seven years with a two year grace period.  The interest rate under the facility equals the fixed term deposit rate (DTF) plus an additional 4% (the anticipated quarterly interest rate).  Amortization is bi-annual under the loan.  In addition, as guarantee for the loan, we pledged our direct stock in Reficar (which was 49% of the total shares at the time of the loan), Oleoducto Central S.A. (Ocensa) and Propileno del Caribe (Propilco).  We used the proceeds from this loan to finance our strategic plan.

•
An issuance of US$1,500 million aggregate principal amounts of 7.625% Notes Due 2019 (the “Original Notes”) on July 23, 2009.  The Original Notes were issued pursuant to Rule 144A/ Regulation S with registration rights with the SEC.  The Original Notes were subsequently registered with the SEC on September 3, 2009 (the “Registered Notes”).  Concurrently with this registration, we commenced an exchange offer to exchange up to U.S.$1.5 billion aggregate principal amount of the Registered Notes for an equal principal amount of our outstanding Original Notes under the terms and subject to the conditions set forth in a prospectus dated September 3, 2009.  The exchange offer was carried out in compliance with the obligations acquired by us under the Registration Rights Agreement referred to in the prospectus.  The exchange offer expired on October 2, 2009.  Bonds exchange requests were received in an aggregate amount of US$1,492,541,000.  On October 7, 2009, we issued an aggregate amount of US$1,492,541,000 in Registered Notes and cancelled an aggregate amount of US$1,492,541,000 in Original Notes.  In addition, the Registered Notes were listed on the New York Stock Exchange.

In addition, ODL, our indirect Panamanian subsidiary, through its Colombian branch office, Oleoducto de los Llanos Orientales Sucursal Colombia, entered into a Ps$520,000 million (approximately US$200 million) loan facility with Banco de Bogota S.A., Banco de Occidente S.A., Banco Popular S.A. and Banco AV Villas S.A., which together comprise the Grupo Aval, in March 2009.  This loan facility (which has been paid in full) had a term of five years and its proceeds were used to finance part of the Rubiales pipeline described in Item 4B – “Business Overview – Transportation – Pipelines – Oleoducto de los Llanos Orientales” above.  The interest rate under the facility equaled the fixed term deposit rate (DTF) plus an additional 5% (the anticipated quarterly interest rate).  In October 2009 Oleoducto de los Llanos Orientales Sucursal Colombia also placed a series of notes in an aggregate principal amount equal to Ps$500,000 million (approximately US$260 million) through the Dutch Auction System.  Furthermore, in May 2010 Oleoducto de los Llanos Orientales Sucursal Colombia entered into a second Ps$800,000 million (approximately US$406 million) loan facility with Grupo Aval.  The interest rate under the new facility equals the fixed term deposit rate (DTF) plus an additional 4% (the anticipated quarterly interest rate).  The principal amount under the second loan facility will be amortized in 20 equal quarterly payments.  As guarantee for the second loan, Oleoducto de los Llanos Orientales Sucursal Colombia pledged its economic rights to certain finance tariffs it is entitled to receive under its Ship-or-Pay Contracts.  The proceeds from this second credit facility were used to fully pay the first credit facility with Grupo Aval and any remaining amount was allocated to finance part of the Rubiales pipeline described in Item 4B – “Business Overview – Transportation – Pipelines – Oleoducto de los Llanos Orientales” above.

Furthermore, Ocensa entered into a Ps$1,200,000 million (approximately US$631 million) loan facility with a syndicate of local banks, comprised of Bancolombia S.A., Banco de Bogota S.A., Banco de Occidente S.A., Banco Popular S.A., Banco AV Villas S.A., Banco Davivienda S.A., Banco Bilbao Vizcaya Argentaria Colombia (BBVA) S.A., Banco Agrario de Colombia S.A., Banco Santander S.A. and Helm Bank S.A., in March 2010.  This loan facility has a term of seven year and its proceeds will be used to (i) increase Ocensa’s transportation capacity and (ii) return equity to Ocensa’s shareholders.  The interest rate under the facility equals the fixed term deposit rate (DTF) plus an additional 4%.  The first disbursement under this loan was made in March 2010 in an amount totaling Ps$260,000 million.  Ocensa expects to make all remaining disbursements during the second half of 2010.

For 2010, major cash needs include planned capital expenditures amounting to approximately Ps$16.95 trillion, of which Ps$2.14 trillion correspond to exploration activities, Ps$7.89 trillion correspond to production activities, Ps$4.14 trillion correspond to refining activities, Ps$1.92 trillion for transportation activities, Ps$864 billion for other capital expenditures and Ps$3.68 trillion for dividend distributions.  Based on the current price of oil, we expect our existing and anticipated working capital, capital expenditure requirements and declared dividend payments to be met from our cash flows from operations and cash in hand.  In addition, we may access the local and international financial markets for additional needs, if required.  We believe such funding will be available.  See Item 3D — “Risk Factors — Risks related to our business”.

Use of Funds

Capital expenditures

The following table sets forth our consolidated capital expenditures for each of our business segments for 2009, 2008 and 2007.

	For the Year ended December 31,
	2009		2008	2007
	(Pesos in millions)
Exploration & production	5,564,438		4,911,487	2,678,684
Refining and Petrochemicals	2,710,526	(1)	776,080	234,462
Transportation	2,269,540	(2)	939,996	92,344
Corporate	197,237		69,483	23,760
Marketing and Supply	8,455		7,549	7,712
Total	10,750,197		6,704,595	3,036,962

(1)	Does not include Ps$868,053 million corresponding to our initial share ownership in Reficar.
(2)
Does not include (i) Ps$636,832 million corresponding to non-controlling interest capital expenditures and Ps$528,207 million corresponding to our initial share ownership in Ocensa and (ii) Ps$31,087 million corresponding to non-controlling interest capital expenditures and Ps$36,287 million corresponding to our initial share ownership in ODC.

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

Cash from operating activities

Net cash provided by operating activities decreased by 9.9% in 2009 compared to 2008 as a result of a decrease in the average price of crude oil and natural gas, which resulted in a 10.3% decrease in our total revenues.  Net cash provided by operating activities increased by 11.0% in 2008, compared to 2007, mainly due to the increase in average sales prices and in our production levels.

Cash used in investing activities

Net cash used in investing activities decreased in 2009, compared to 2008, mainly as a result of (i) decreases in our purchases of investments and our redemption and sale of our investments and (ii) increases in our investments in natural and environmental resources.  These investments were partially funded by cash provided by our portfolio investments, which totaled Ps$7.977 trillion.

Net cash used in investment activities increased in 2008, compared to 2007, mainly due to the increase in our capital expenditures as a result of our investment projects.

Cash used in financing activities

Net cash used in financing activities decreased in 2009, compared to 2008, mainly due to the increase in our financial obligations as a result of our incurrence of indebtedness in 2009.  See Item 5: “Operating and Financial Review and Prospects – Liquidity and Capital Resources” above.  This increase was partially offset by the increase in our dividend payments in 2009, amounting to Ps$8,903 billion.

Net cash used in financing activities increased in 2008, compared to 2007, mainly as a result of the fact that the receipt of cash from our initial public offering in Colombia in 2007 did not re-occur in 2008.

Dividends

In 2009, we paid dividends of Ps$8,902,602 million to our shareholders, including the Nation.  On March 25, 2010, our shareholders at the ordinary general shareholders’ meeting approved dividends for the fiscal year ended December 31, 2009, amounting to Ps$3,682,999 million, or Ps$91.00 per share, based on the number of outstanding shares at December 31, 2009.  Dividends declared will be paid in three installments.  The first payment was made in April, and the second and third payments will be made in August and December, 2010, respectively.

5.C.	Research and Development, Patents and Licenses, etc.

Our research and development activities are conducted by the Instituto Colombiano del Petróleo (ICP) or the Institute, our research and development unit.  Our activities are focused on developing technology solutions for us and the Colombian oil industry and the development of technical tests and analyses to evaluate our business.  Each year, we present to the Instituto Colombiano para el Desarrollo de la Ciencia y la Tecnología (“COLCIENCIAS”) our research and development projects in order to get a certification for our investment in science and technology.  In 2009, we presented 24 projects to COLCIENCIAS which amounted to Ps$136,696 million (approximately US$ 63 million), of which Ps$109,456 million correspond to projects certified by COLCIENCIAS and the remaining Ps$27,241 million to man-hours dedicated to those projects.  In 2008, our research and development investment amounted to Ps$86,695 million, including Ps$62,042 million related to 19 projects certified by COLCIENCIAS and Ps$24,653 million corresponding to man-hours dedicated to these projects.  In 2007, our investment in research and development investment amounted to Ps$46,795 million, of which Ps$37,551 million corresponded to 24 projects certified by COLCIENCIAS and Ps$9,244 million to man-hours dedicated to those projects.

The Institute has 25 demo locations and 20 research and development laboratories.  During 2009 our research and development laboratories rendered services to other companies including Shell, British Petroleum, Exxon Mobil as well as the ANH.

We currently own 19 patents in Colombia, United States, Venezuela, Ecuador, Brazil and Nigeria, including two patents granted by the Government of Nigeria in the first quarter in 2010.  In 2009, we filed for 39 new patents, four of them in Colombia.  One of our most significant patents is an anti-theft patent which allowed us to reduce fuel oil and crude oil theft by 50% in 2009 when compared to 2008.  Most of our patents will expire between 2015 and 2017.

In 2009, we were also granted twelve new commercial brands, adding to the eight brands we had previously (which existing brands have been renewed for an additional 10-year period).

During the first quarter of 2010, the ICP’s Technical Information Center became one of the first specialized information units in the Oil and Gas Sector in Latin America to receive the certification in the System of Information Security Management under the NTC/ISO 27001:2005, standard granted by the ICONTEC, a Colombian National Standards organization.

5.D.	Trend Information

See Item 5 — “Operating and Financial Review and Prospects — Overview”.

5.E.	Off-Balance Sheet Arrangements

Under Colombian Government Entity GAAP we do not have any off-balance sheet arrangements.

5.F.	Tabular Disclosure of Contractual Obligations

Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments.  The following table summarizes our contractual obligations at December 31, 2009.

	Payments due by period
	Total	Less than 1 year	1-3 years	3 to 5 years	More than 5 years
	(Pesos in millions)
Contractual Obligations:
Pension Plan Obligations	16,076,329	574,152	1,311,108	1,391,040	12,800,029
Contract Service Obligations	4,306,254	2,595,169	1,309,160	5,883	396,042
Operating Lease Obligations	44,157	35,906	8,251	0	0
Natural Gas Supply Agreements	1,422,512	59,736	551,066	4,432	807,277
Purchase Obligations (oil and refining)	3,039	3,039	0	0	0
Energy Supply Agreements	2,862,526	2,438,004	422,309		2,213
Capital expenditures	18,674,140	6,617,677	2,949,793	54,316	9,052,354
Build, Operate, Maintain and Transfer Contracts (BOMT)	301,195	63,490	113,870	123,835	0
Capital (Finance) Lease Obligations	71,163	21,563	48,538	1,062	0
Financial Sector Debt	2,272,708	182,934	1,238,832	683,273	167,670
Bonds	3,369,584	215,702	615,140	345,138	2,193,603
Total	49,403,607	12,807,372	8,568,066	2,608,980	25,419,189

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

Oil and gas reserves

When accounting for our reserves we use the internationally recognized “successful efforts” method of accounting for investments in exploration and production areas.  These investments are amortized using the technical units-of-production method on the basis of proved developed reserves by field.  The reserves are based on technical studies prepared internally by our Department of Reservoirs and approved by our reserves committee, which follow estimation methodologies recommended by international organizations of specialists in hydrocarbon reserves and that in accordance with their certification meet the guidelines followed by the SEC.

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

On December 31, 2008, the SEC issued a final rule revising disclosure requirements relating to oil and gas reserves as contained in Rule 4-10(a) of Regulation S-X.  Under the new SEC rule, reserves are required to be estimated by applying the unweighted arithmetic average of the first-day-of-the-month price for each month within the year to year-end quantities of proved reserves (the “SEC average price methodology”).  Prior to this revision, the SEC required reserves to be estimated by applying the year-end WTI price to year-end quantities of proved reserves (the “SEC year-end price methodology”).  Our proved reserves as of December 31, 2009 are based on the SEC average price methodology for U.S. GAAP purposes, which mirrors the average price methodology used by us to prepare our consolidated financial statements during this period.  Our proved reserves as of December 31, 2008 are based on the SEC year-end price methodology for U.S. GAAP purposes, which mirrors the year-end price methodology used by us to prepare our consolidated financial statements during this period.  However, our proved reserves as of December 31, 2007 are estimated using average prices for the preparation of our consolidated financial statements and using the SEC year-end price methodology for U.S. GAAP purposes.  As a result, the quantity of proved reserves for this period differs from the estimated quantities of proved reserves in accordance with the SEC year-end methodology.  See Note 33 to our consolidated financial statements for a description of the main differences between Colombian Government Entity GAAP and U.S. GAAP.

Crude oil prices have traditionally fluctuated as a result of a variety of factors such as changes in international prices of natural gas and refined products, long term changes in the demand for crude oil, natural gas and refined products, regulatory changes, inventory levels, increase in the cost of capital, economic conditions, development of new technologies, economic and political events, and local and global demand and supply.  Revisions to proved reserves estimates of crude oil and gas and the effect of such price variations are presented in Note 33.xxviii to our consolidated financial statements.  Changes in the crude oil price may affect our estimates in the future.  A decrease in our estimated proved reserves due to pricing may result in the impairment of oil and gas properties.

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

Litigation and tax assessments

We are subject to claims for substantial amounts, regulatory and arbitration proceedings, tax assessment and other claims arising in the normal course of business.  Management and legal counsel evaluate these situations based on their nature, the likelihood that they materialize, and the amounts involved, to decide on any changes to the amounts accrued and/or disclosed.  This analysis includes current legal processes against the Company and claims not yet initiated.  In accordance with management’s evaluation and guidance provided by Colombian Government Entity GAAP, we created reserves to meet these costs when it is probable that a liability has been incurred and reasonable estimates of the liability can be made.  At December 31, 2009, we had created a provision of Ps$680,022 million for litigation contingencies.  We also maintain insurance policies to cover specific operational risks and asset protection.

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

Goodwill

Under U.S. GAAP, Ecopetrol tests goodwill for impairment at least annually using a two-step process that begins with an estimation of the fair value of a reporting unit.  The first step is a screen for potential impairment and the second step measures the amount of impairment, if any.  However, if certain criteria are met, the requirement to test goodwill for impairment annually can be satisfied without a re-measurement of the fair value of a reporting unit.  Fair value is determined by reference to market value, if available, or by a qualified evaluator or pricing model.  Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates.  Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued.  However, different assumptions and estimates could be used which would lead to different results.  In 2009, the most significant amounts of goodwill relate to the acquisitions of Reficar and OIG.  The valuation models used to determine the fair value of these companies are sensitive to changes in the underlying assumptions.  For example, the prices and volumes of product sales to be achieved and the prices which will be paid for the purchase of raw materials are assumptions which may vary in the future.  Adverse changes in any of these assumptions could lead us to record a goodwill impairment charge.  During 2009, Ecopetrol conducted a quality impairment test of goodwill which showed that no goodwill had been impaired.

Under Colombian Government Entity GAAP, goodwill corresponds to the difference between the acquisition price and the book value of the acquired company. This amount is amortized during the period on which the Company expects to receive future benefits.  Additionally, under Colombian Government Entity GAAP, goodwill is not subject to impairment tests.

5.G.	Safe Harbor

See — “Forward Looking Statements.”

ITEM 6.	Directors, Senior Management and Employees

6.A.	Directors and Senior Management

The information below sets forth the names and business experience of each of our Directors, officers and senior management, as of the date hereof.

Directors of Ecopetrol

The following are our current Directors as elected at the shareholders’ meeting held on March 25, 2010:

Minister of Mines and Energy, Hernan Martínez (68) has been a member of our Board of Directors since September 25, 2006.  Mr. Martínez has served as Minister of Mines and Energy of Colombia since 2006.  Prior to holding this position, Mr. Martínez worked as Manager of Corporate Planning for Esso Colombiana S.A.; President of International Colombia Resources Corporation; President of Exxon Mobil Colombia S.A., and as representative of the President of Colombia before the ANH.  He has been a member of various Boards of Directors, including Carton de Colombia S.A., Empresa de Interconexión Eléctrica S.A. ESP, Transmisión Eléctrica S.A. and Inversura S.A.  Mr. Martinez earned a degree in chemical engineering from Universidad Pontificia Bolivariana and obtained a specialization degree in petroleum management from Northwestern University.  Mr. Martínez was appointed as a director by the Nation.

Minister of Finance, Oscar I. Zuluaga (50) has been a member of our Board of Directors since March 26, 2007.  Mr. Zuluaga has served as Minister of Finance of Colombia since 2007.  From 1988 to 1990, Mr. Zuluaga was a member of the Council of Pensilvania (Caldas-Colombia), and in 1990 became the Mayor of this municipality.  He served in the Senate of Colombia from 2002 to 2004.  He is a founding member of the “U” Political Party, and served as the Advisor Minister for the Office of the President of Colombia in 2006.  Mr. Zuluaga was also a Vice-President and President of Acerías de Colombia S.A. from 1992 to 2001.  Mr. Zuluaga has been a member of the Board of Directors of Banco de la Republica – Colombia’s central bank, Fenalco or Federación Nacional de Comerciantes, Fedemetal, and the Colombo-Venezuelan Chamber of Commerce.  Mr. Zuluaga earned a degree in economics from Pontificia Universidad Javeriana and a master’s degree in public finance from Exeter University, England.  Mr. Zuluaga was appointed as a director by the Nation.  He earned the award of the “Best Latin American Minister of Finance 2009” issued by the journal of Emerging Market.

Esteban Piedrahíta (39) has been a member of our Board of Directors since May 2009.  Mr. Piedrahíta has served as Director of the National Planning Agency of Colombia since May 4, 2009.  He has worked for the Inter-American Development Bank and the Colombian Embassy in Washington.  He has also held positions at Poder Magazine, Semana Publishing House, Estrategias Corporativas and Salomon Brothers Inc.  Mr. Piedrahíta earned a degree in economics from Harvard University and a master’s degree with honors in Philosophy and Science History from the London School of Economics and Political Science.  Mr. Piedrahíta was appointed as a director by the Nation.

Fabio Echeverri (77) has been a member of our Board of Directors since September 16, 2002.  From 1957 to 1962, Mr. Echeverri worked as the President of Banco de Colombia and Banco Comercial Antioqueño.  Since then, he has held various positions in the private and public sectors, serving as President of Siderurgica de Medellin, Director of ANDI (National Association of Industries), AILA (Latin American Association of Industries) and CONANDI (Andean Confederation of Industries), and as a member of the Inter-American Council of Commerce and Production, a position that he held for over 18 years.  Mr. Echeverri is currently a member of the Board of Directors of the Shaio Clinic, Telecom-Colombia and Frigoríficos Ganaderos de Colombia S.A.  During his career, Mr. Echeverri has been a chairman of the Board of Directors of Fondo Ganadero de Antioquia; and chairman of the board of Siemens S.A., among others.  Mr. Echeverri earned degrees in economics from Gimnasio Moderno and Universidad Jorge Tadeo Lozano.  Mr. Echeverri was appointed as an independent director by the Nation.

Joaquin Moreno (61) has been a member of our Board of Directors since March 27, 2008.  Mr. Moreno worked for 33 years for the Royal Dutch/Shell Group.  He held various positions such as Project Manager in Colombia; Project and Operations Manager and Marketing and Operations Manager of Shell Química de Venezuela; Director of Marketing for agrochemical products and Global Marketing Manager for petrochemical products at Shell Centre–Shell International Chemicals Company in London; Director of Shell Venezuela S.A.; Director of Shell Colombia S.A. and Director of Cerromatoso S.A., and Strategic Planning Director for Exploration and Production in Europe and the Middle East at the Shell offices in the Netherlands.  Mr. Moreno has also served as Country Chairman and President for Shell in Mexico, Colombia and Venezuela.  Mr. Moreno has been a member of various Boards of Directors of local and international companies.  Mr. Moreno earned a degree in civil engineering from Universidad Industrial de Santander and completed a program in advanced management at Harvard University.  He was appointed as an independent director by the Nation.

Ignacio Sanín (62) has been a member of our Board of Directors since September 16, 2002.  Mr. Sanín is currently the managing partner of the law firm Ignacio Sanín Bernal & Cia, Asociados.  Mr. Sanín is a recognized professor of law having taught in various universities in Colombia at the undergraduate and postgraduate levels.  Mr. Sanín earned a law degree and a degree in political science from Universidad Pontificia Bolivariana.  He has completed postgraduate studies in commercial and tax law at the Polytechnic School, London School of Economics and King’s College in London.  He obtained a master’s degree in private law and a master’s degree in commercial law from Universidad Pontificia Bolivariana.  Mr. Sanín was appointed as an independent director by the Nation.

Maria E. Velásquez (52) has been a member of our Board of Directors since December 16, 2004.  Mrs. Velásquez has served as Vice-President of Tecnocquimicas S.A. since February 2008.  Prior to her current position, Mrs. Velásquez held the positions of Vice-President and President of Imusa S.A. from 2002 to 2007.  She has also held positions in marketing at Andeco Ltda. and Diriventas Ltda.  Mrs. Velásquez has been a member of various Boards of Directors, including those of the Colombian-American Chamber of Commerce and the Chamber of Commerce of Medellin.  Mrs. Velásquez earned a business degree from Universidad de Medellin and specialization degrees in marketing from Universidad EAFIT and management from Universidad de la Sabana.  Mrs. Velásquez was appointed as an independent director by the Nation.

Amylkar Acosta Medina (59) has been a member of our Board of Directors since March 25, 2010.  From 1991 to 2002, Mr. Acosta was a senator in the Colombian National Senate, where he also served as President of the National Congress from July 1997 to July 1998.  From 1974 to 1988, Mr. Acosta was a member of the Council of Rioacha and Medellín, cities in the Guajira and Antioquia regions of Colombia.  Mr. Acosta has served as an advisor to the General Controller of the National Government.  He was also Vice-Minister of the Ministry of Mines and Energy from 1997 to 1998 and has held several positions as a researcher and professor at various universities.  Mr. Acosta has published various economic treatises, articles and research papers.  Mr. Acosta earned a degree in economics from Universidad de Antioquia.  In accordance with the Declaration of the Nation dated July 26, 2007, he was appointed by the Nation as an independent director representing the hydrocarbon production departments of Colombia.

Mauricio Cárdenas (47) has been a member of our Board of Directors since March 27, 2008.  Mr. Cárdenas has served as the executive director of Fedesarrollo (Fundación para la Educación Superior y el Desarrollo) since 2003.  Mr. Cardenas served as President of Empresa de Energía de Bogota in 1993.  He left this position to become the Minister of Economic Development of Colombia.  He then worked as an investigator and executive director of Fedesarrollo.  In 1998, Mr. Cárdenas was appointed the Minister of Transportation and later became the Director of the National Planning Agency of Colombia.  Mr. Cárdenas was also a visiting professor for the Center of International Development at Harvard University from March to June 2001 and has held several positions as a researcher and a professor at various universities.  Mr. Cárdenas has served as a member of the Board of Directors of various organizations, including the Latin American and Caribbean Economic Association, LACEA, Universidad de los Andes and the BVC.  Mr. Cárdenas has published various economic treatises, articles and research papers.  Mr. Cárdenas earned a degree and a master’s degree in economics from Universidad de los Andes and later obtained a Ph.D. in economics from the University of California, Berkeley.  In accordance with the Declaration of the Nation dated July 26, 2007, Mr. Cárdenas was appointed by the Nation as an independent director representing the ten largest minority shareholders.

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

Adriana M. Echeverri (40) joined us in 1994, and has served as our Chief Financial Officer since September 2006.  Prior to being appointed as our CFO, Mrs. Echeverri worked as Chief of the Finance and Treasury Unit from September 2003 to September 2006.  She earned a degree in finance and foreign affairs and an MBA from Universidad Externado de Colombia.

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

Pedro A. Rosales (46) joined us in 1989, and has served as our Downstream Executive Vice-President since February 2008.  Mr. Rosales is responsible for the following businesses:  refining, petrochemicals, transportation and logistics, marketing and distribution, biofuels and gas.  Mr. Rosales has held several positions in the Company within the areas of maintenance, operations, projects, planning and administration.  Prior to becoming our Downstream Executive Vice-President, Mr. Rosales served as our Vice-President of Transportation since January 2003 and as our Chief Operation Officer since 2006.  Mr. Rosales is a member of the board of directors of Refinería de Cartagena S.A. (“Reficar”), Oleoducto Central S.A. (“Ocensa”), Propileno del Caribe (“Propilco”) and Empresa de Energía de Bogotá (“EEB”).  Mr. Rosales earned a degree in mechanical engineering and an MBA from Universidad de los Andes.

Hector Manosalva (48) joined us in 1986 and has served as our Production Vice-President since 2009.  Mr. Manolsava earned a degree in petroleum engineering from Universidad de America and a specialization degree in finance from Universidad EAFIT.  He has held a number of positions in Ecopetrol, including Chief of the Planning Division, Production Director in Putumayo, Director of Corporate Social Responsibility and Director of Production in the Central region.

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

Camilo Marulanda (31) joined us in 2003 and has served as our Vice-President of Strategy since 2009.  Mr. Marulanda earned a degree in economics and a specialization degree in marketing from Universidad de los Andes.  He worked for Procter & Gamble Colombia from August 2001 to February 2003 as Category Manager.  Mr. Marulanda was Chief of the Marketing Department since September 2003, Director of the National Commercialization unit since December 2004 and Vice-President of Supply and Marketing since December 2005.

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

Claudia Castellanos (46) has served as our Vice-President of Supply and Marketing since 2009.  Mrs. Castellanos earned a degree in chemical engineering from Universidad Industrial de Santander and a specialization degree in energy resources management from Universidad Autónoma de Bucaramanga.  She has worked in Ecopetrol for over 22 years as a process engineer at Reficar, where she also worked in the Finance Department.  Prior to becoming our Vice-President of Supply and Marketing, Mrs. Castellanos was chief of our Gas Department for six years, where her focus was in the domestic and international commercialization of natural gas.

Alvaro Castañeda (47) has served as our Vice-President of Transportation since 2009.  Mr. Castañeda earned a degree in metallurgical engineering, a specialization degree in international management of oil and gas and a master’s degree in administration from Universidad Autonoma de Bucaramanga and Instituto Tecnologico de Monterrey.  He has worked in Ecopetrol for the last 20 years, and has held various positions, including Plant Coordinator, Director of the Operations Department, Chief of the Centralized Operations Department and Director of Multipurpose Pipelines.

Martha Cecilia Castaño (41) joined us in 2004 and has served as our Vice-President of Human Resources since 2008.  Prior to becoming our Human Resources Vice-President, Mrs. Castaño worked as Coordinator of Organizational Culture, Chief of the Leadership, Internal Communications and Cultural Unit and was also in charge of the Labor Relations Department.  Mrs. Castaño earned a degree in social communications and a specialization degree in economics from Universidad de la Sabana.  She has also worked in Acopi, El Tiempo, Uniandinos and Empresa de Telecomunicaciones de Bogotá (ETB), in several areas such as human resources management, corporate communications and labor relations.

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

6.B.	Compensation

The total compensation paid to our Directors, executive officers and senior management during 2009 amounted to Ps$7,832 million.

Based on a resolution adopted at our 2008 annual shareholders’ meeting, board compensation for Board and/or Committee meetings in person is set at the equivalent of four minimum monthly wage salaries, which totals approximately Ps$1,987,600 for 2009 and Ps$2,060,000 for 2010, minus the VAT and Industry and Commerce taxes.  Fees for attendance at virtual meetings is set at 50% of the in-person meeting fees.

Our Directors are not eligible to receive pension and retirement benefits from us.  The total amount set aside to provide pension and retirement benefits to our eligible executive officer totals Ps$4,029,638,051.

6.C.	Board Practices

Our Board of Directors is composed of nine members and is responsible for, among other things, establishing our general business policies.  The members of the Board of Directors are elected at the annual shareholders’ meeting for one-year terms through an electoral quota voting system (number of votes required to fill each position is calculated by dividing the number of possible votes by the number of open board positions) and may be reelected indefinitely; the members of the Board of Directors may be elected without an electoral quota voting system when there is unanimity.  Pursuant to our by-laws, the Board of Directors’ positions are filled either by person or by position.  Currently, we have three members appointed by their position:  the Minister of Finance, the Minister of Mines and Energy and the Director of the National Planning Agency.  Our Directors were elected on March 25, 2010.  Our executive officers are appointed by our Board of Directors.

None of the service contracts of any of our Directors contain provisions for benefits upon termination of such director’s services.

Pursuant to our by-laws, our Board of Directors has four committees, which establish guidelines, set specific actions and evaluate and submit proposals designed to improve performances in the areas under their supervision and control.

These committees are comprised of members of the Board of Directors whom are appointed by the Board.

In addition to applicable regulations, the committees also have their own specific regulations that establish their purposes, duties and responsibilities.

The following table sets forth the current members of our committees:

Audit Committee(1)	Compensation and Nomination Committee	Corporate Governance Committee
Joaquin Moreno	Minister of Mines and Energy	Ignacio Sanín
Mauricio Cárdenas	Fabio Echeverri	Amylcar Acosta
Maria E. Velásquez	Maria E. Velásquez	Minister of Finance
Ignacio Sanín	Amilcar Acosta

Business Committee
Joaquin Moreno
Mauricio Cárdenas
Maria E. Velásquez
Minister of Mines and Energy
Director of National Planning Department

(1)	All members of our audit committee must be independent.

Audit Committee

Our audit committee, comprised of four independent Directors, is the highest internal control body of our company and provides support to our Board of Directors in accounting and financial matters.  It is in charge of guaranteeing the design, implementation and supervision of our internal control over financial reporting.  It also provides support for the Board in analyzing topics related to financial matters, risks, control environment and assessment of the Company’s internal and external auditor.

All committee members are required to be knowledgeable in accounting matters and at least one of them is required to be an expert in financial and accounting matters.

Compensation and Nomination Committee

Our compensation and nominating committee, comprised of three members, including at least one independent director, provides general guidelines for selection and compensation of our executive officers and employees.

Corporate Governance Committee

Our corporate governance committee, comprised of three members, including at least one independent director, makes corporate governance proposals to our Board to ensure and supervise the fulfillment of the good governance practices of the Company according to the Company’s Code of Good Governance.

Business Committee

Our business committee, comprised of five members, including at least one independent director, was created to assist the Board in analyzing potential business ventures.  Based on its delegation of power, the committee studies, analyzes and approves investment projects, new exploration and production businesses and other matters which would help the Company move forward in its efforts towards internationalization.  The primary criteria used in the committee’s decision-making is the optimization of the Company’s portfolio and the proper allocation of its resources.

6.D.	Employees

At December 31, 2009 we had 6,695 employees.  The collective bargaining agreement entered into between us and our three main labor unions governs the labor relations of our unionized employees, which stood at 2, 169 on December 31, 2009.  Agreement 01 of 1977 governs the labor relations of our employees devoted to technical and trustworthy activities, which stood at 4,526 on December 31, 2009.  The collective bargaining agreement and Agreement 01 of 1977 do not vary significantly in benefits or economic benefits.  Employees hired before January 29, 2003 have a special retirement plan and those hired after January 29, 2003 are subject to Law 100 with respect to their retirement scheme.

To support our corporate growth strategy, we increased our total number of employees by 2.73% from 6,517 in 2008 to 6,695 in 2009.  The table below presents the number of Ecopetrol S.A’s employees and the average number of employees by business segments for the years ended December 31, 2009, 2008 and 2007:

December 2009(a)	Direct Employees (full time)	Direct Employees average(2)	Temporary Employees
Exploration and Production
Exploration	130	123	-
Production	1369	1372	57
Others	240	238	-
Total Exploration and Production	1739	1733	57
Downstream
Refining	2080	2073	220
Transport	869	858	72
Marketing	150	147	1
Others	18	18	-
Total Downstream	3117	3096	293
Corporate	1839	1849	117
TOTAL(1)	6695	6678	467

December 2008(b)	Direct Employees (full time)	Direct Employees average(2)	Temporary Employees
Exploration and Production
Exploration	108	100	-
Production	1,343	1,305	94
Others	215	124	-
Total Exploration and Production	1,666	1,529	94
Downstream
Refining	2,056	1,991	212
Transport	580	812	65
Marketing	141	123	0
Others	14	9	0
Total Downstream	3,061	2,935	277
Corporate	1,790	1,700	130
TOTAL(1)	6,517	6,154	501

December 2007(c)	Direct Employees (full time)	Direct Employees average(2)	Temporary Employees
Exploration and Production
Exploration	100	97	8
Production	1,278	1,298	85
Others	-	-	-
Total Exploration and Production	1,378	1,395	93
Downstream
Refining	1,979	1,936	81
Transport	762	768	23
Marketing	113	113	9
Others	-	-	-
Total Downstream	2,854	2,817	113
Corporate	1,631	1,638	114
TOTAL(1)	5,863	5,850	320

(1)	At the last day of each month.
(2)	Averages are calculated on a monthly basis from January to December of each year.
(a)	279 persons employed by us during 2009 were not included in our 2009 employee statistics as they were involved in intermittent, non-regular activities and do not classify as temporary employees.
(b)	60 persons employed by us during 2008 were not included in our 2008 employee statistics as they were involved in intermittent, non-regular activities and do not classify as temporary employees.
(c)	211 persons employed by us during 2007 were not included in our 2007 employee statistics as they were involved in intermittent, non-regular activities and do not classify as temporary employees.

The following table sets forth the number of employees of each of our subsidiaries for the years ended December 31, 2009 and 2008:

December 2009	Direct Employees (full time)
Ecopetrol America Inc.	-
Bioenergy S.A.	62
Hocol S.A.	152
Ocensa	130
ODC S.A.	2
ODL	9
Ecopetrol del Perú S.A.	4
Refinería de Cartagena S.A.	106
Ecopetrol Oleo e Gas do Brasil Ltda	4
Propilco S.A.	231
TOTAL SUBSIDIARIES(1)	700

December 2008	Direct Employees (full time)
Ecopetrol America Inc.	-
Bioenergy S.A.	28
Hocol S.A.	-
Ocensa	-
ODC S.A.	-
ODL	-
Ecopetrol del Perú S.A.	-
Refinería de Cartagena S.A.	-
Ecopetrol Oleo e Gas do Brasil Ltda	-
Propilco S.A.	223
TOTAL SUBSIDIARIES(1)	251

(1)	At the last day of each month.

Labor Unions

We currently have three industry-wide labor unions and one company labor union:

1.	Unión Sindical Obrera de la Industria del Petróleo — USO (Industry labor union)

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

On August 22, 2009, as a result of consensual negotiations, we entered into a five-year collective bargaining agreement with USO, ADECO and Sindispetrol.

The following are the most representative benefits of the agreement currently in force:

•	Transportation Subsidy. Monthly transportation subsidy depends on the employee’s location and ranges between Ps$1,213 and Ps$130,000;

•	Food Subsidy. Daily food subsidy ranges between Ps$6,520 and Ps$8,195 depending on the employee’s location;

•	Lodging Subsidy. Monthly lodging subsidy to employees ranges between Ps$190,739 and $405,000;

•	Subsidy for Education. Subsidy that covers 90% of tuition and board expenses and fixed amounts of transportation and textbooks for our employees and their children;

•	Stability Clause. Employees who as of December 1, 2004 had worked over 16 months cannot be fired without just cause;

•
Retirement Benefit.  A retirement benefit is paid to our employees who meet the following requirements:  have worked for us for at least 20 years and have reached the specific retirement age.  In order for employees to be eligible to receive the benefit, the number of years working for us (in excess of 20), plus their age must be equal 70 years.  The retirement benefit paid is equal to at least 75% of the average compensation received by the employee during the last 12 months.  This benefit expires on July 31, 2010.  After July 31, 2010, we will transfer to pension funds the amounts accrued under this benefit for each employee who did not meet the requirements established by law;

•
Public Retirement Benefit.  A retirement benefit is paid to our employees who meet the following requirements:  have worked for us and other public or private company for a total period of at least 20 years, are at least 50 years old, in the case of women, and 55 years old, in the case of men.  The retirement benefit paid is equal to 75% of the average compensation received by the employee during the last 12 months.  This benefit is paid in proportion to the time worked for us, with the difference being assumed by the other companies for which the employee has worked;

•	Retirement plan for new employees. Employees hired after January 29, 2003 are not covered by our retirement scheme and are covered by the general social security system;

•	Five-year bonus. A cash benefit bonus accrued on a yearly basis and paid for every 5-year period worked in the Company according to the following scale:

5 years worked	Bonus equivalent to 9 days of basic payment plus Ps$180,000
10 years worked	Bonus equivalent to 14 days of basic payment plus Ps$180,000
15 years worked	Bonus equivalent to 19 days of basic payment plus Ps$180,000
20 years worked	Bonus equivalent to 24 days of basic payment plus Ps$180,000
25 years worked	Bonus equivalent to 29 days of basic payment plus Ps$180,000
30 years worked	Bonus equivalent to 34 days of basic payment plus Ps$180,000

Labor Relations

As part of our challenge to improve workplace morale, we implemented a number of initiatives to maintain good relations with our employees, guarantee competitive wages, strengthen our corporate culture, provide opportunities for personal development and improve the general welfare of our employees.  Our initiatives also sought to strengthen communication processes, and start performance-based compensation.

As part of the actions to improve quality of life, we extended open term contracts to 472 employees, 1,093 home loans were extended to our employees for a total of Ps$91,217 million and 547 loans for computers were extended for a total of Ps$3,257 million.

We provided on-site and external training and development courses to our employees.  At December 31, 2009, our employees had received an average of 80.1 hours of training per employee.

Labor Regulation

As of November 13, 2007, all of our employees are official employees as a result of our transformation into a mixed economy company.  Therefore, our employees have been governed by the provisions of the Colombian Labor Code since then.

6.E.	Share Ownership

The disclosure of the beneficial ownership of shares by any of our Directors or executive officers is not provided as no Director or executive officer beneficially owns more than 1% of our outstanding shares.

ITEM 7.	Major Shareholders and Related Party Transactions

7.A.	Major Shareholders

The following table sets forth the names of our major shareholders, and the number of shares and the percentage of outstanding shares owned by them at December 31, 2009, 2008 and 2007.

	At December 31,
	2009		2008		2007
Shareholders	Number of shares	% Ownership	Number of shares	% Ownership	Number of shares	% Ownership
Nation	36,384,788,817	89.9%	36,384,788,817	89.9%	36,384,788,817	89.9%
Public float	4,087,723,771	10.1%	4,087,723,771	10.1%	4,087,723,771	10.1%
Total	40,472,512,588	100%	40,472,512,588	100%	40,472,512,588	100%

All our common shares have identical voting rights.

7.B.	Related Party Transactions
Agreements

We engage in a variety of transactions with related parties in the ordinary course of business.  Set forth below is a description of material related party transactions.  For additional information about transactions with related parties see Note 15 to our consolidated financial statements.

Ocensa

As of December 31, 2009, we had entered into the following agreements with Ocensa, a company in which we have a 60% equity interest since March 2009:

In March 1995, we entered into an agreement for the transportation of crude oil through the Ocensa pipeline.  Pursuant to the terms of the agreement, we are required to make monthly payments that vary depending on the volumes of crude oil we transport through the pipeline and a tariff calculated by Ocensa on the basis of Ocensa’s financial projections and their expected volumes of crude oil.  In 2009, payments made by us under this agreement amounted to US$274.5 million.  This agreement expires in December 2093 or upon liquidation of Ocensa.

In December 1995, we leased the Porvenir and Miralflores terminals to Ocensa.  Pursuant to the terms of the agreement we receive monthly payments of approximately US4590,000 plus applicable taxes.  The duration of the agreement is indefinite.

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

In December 2004 we entered into a natural gas supply agreement.  Pursuant to the terms of the agreement, we receive variable monthly payments based on the volumes of natural gas delivered and a fixed tariff.  In June 2008, this contract was renewed for an additional two years.  During 2009, we received monthly payments of approximately US$445,142 under this contract.

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

Reficar

In conjunction with our transfer of Reficar’s assets in April 2007, we entered into a maintenance and administration agreement with Reficar, which we wholly own as of May 2009.  Pursuant to the terms of the agreement, we provide them with maintenance and administration services and Reficar pays us a monthly fee equal to Ps$2.9 billion and a variable annual fee that may not exceed Ps$6.96 billion.  This agreement expires in April 2011 and may be extended for additional one-year periods until Reficar’s upgrade and modernization is completed.

Also, as part of the transfer, we extended a ten-month commercial offer to Reficar for the supply of crude oil.  The commercial offer was renewed in January 2010 for an additional six-month period.  Pursuant to the terms of the offer, Reficar has the option to purchase from us up to 85 thousand bpd of crude oil from our Caño Limón, Vasconia Blend, Ayacucho Blend, Cusiana and Castilla production.  As we continue to operate Reficar, our operations committee evaluates and decides monthly the refinery’s crude oil mix needs including the need for foreign crudes which we import from West Africa, the North Sea and the Caribbean.  The purchase price for the delivered volumes is equal to an international benchmark index, subject to certain adjustments.  At April 31, 2010, we had received aggregate payments of approximately Ps$1.31 billion for the supplied amounts.

Oleoducto de los Llanos Orientales or ODL

We entered into two ship-or-pay agreements with ODL, a company where we have a 65% equity interest.

The first agreement was entered into in March 2009 and establishes a financing tariff which will be used to pay ODL’s indebtedness to the Grupo Aval for five years.  This financing tariff is collected through a trust fund, which in turn is responsible for making the debt service payments to the Grupo Aval.

The second agreement was entered into in September 2009 and establishes a financing tariff which will be used to securitize ODL’s indebtedness for seven years.

Under both of these contracts, ODL has committed itself to transport 30,000 barrels of oil a day during the first phase of the ODL project (which entered in operation in September 2009) and 60,000 barrels of oil a day upon commencement of the second phase of the ODL project, which is expected to occurred in April 2010.

Other Agreements

We entered into a supply agreement with Ecodiesel, a company in which we have a 50% equity interest.  This agreement is not yet operative and will begin once the Ecodiesel plan starts with its activities.  Pursuant to the terms of the agreement, Ecodiesel must deliver and we must purchase specific amounts of biodiesel each month.  Payments vary depending on the purchased volumes of biodiesel.  This agreement expires on December 31, 2017.

In April 2002, we entered into a service agreement with Sociedad Colombiana de Servicios Portuarios S.A., Serviport, a company in which we have a 49% equity interest.  Pursuant to the terms of the agreement, Serviport assists us in our maritime operations in Coveñas port in exchange for which we pay Serviport approximately US$155,000 per month. This agreement is renewable annually.

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

Loans to our Directors and Executive Officers

We extend loans to our employees as part of our compensation scheme, including our executive officers.  We do not extend loans to our Directors.  We grant loans for housing and computers.  Housing loans to our executive officers are approved by a housing loans committee composed of the Human Resources and Strategy vice-presidents, and the Compensation manager.  Executive officers may apply for housing loans after their third year in tenure.  The principal amount of the loan depends on the applicant’s tenure and cannot exceed 59 times the applicant’s monthly salary.  We do not guarantee any loans made by third parties to our executive officers or employees.  At December 31, 2009 the total amount of outstanding loans granted to our executive officers was Ps$896.8 million.

The following table sets forth a description of the loans outstanding to our executive officers at December 31, 2009.

Executive Officer	Nature of the Loan and Date of Disbursement	Principal Amount of the Loan	Amount Outstanding at December 31, 2009	Largest Amount Outstanding during period	Termination Date	Applicable Interest Rate
			(Pesos in millions)

Javier G. Gutiérrez	Housing, June 2008	729	655.6	729	June 2028	UVR

Adriana M. Echeverri	Housing, June 2002	37.5	45.1	56.6	October, 2018	8%

Pedro A. Rosales	Housing, April 1997 and September 2003	279.2	196.1	247.5	September 2018	UVR

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	Financial Information

8.A.	Consolidated Statements and Other Financial Information

Our Annual Consolidated Financial Statements are filed as part of this annual report starting on page F-1.

8.B.	Significant Changes

There have not been any significant changes since the date of our Annual Consolidated Financial Statements for the year ended December 31, 2009.

ITEM 9.	The Offer and Listing

9.A.	Offer and Listing Details

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

In addition, on December 4, 2009, our ADSs began trading on the Lima Stock Exchange under the symbol “EC”.

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

	Shares Traded on the BVC
	Pesos per share		U.S. dollars per share(1)		Average
	High	Low	High	Low	number of shares traded per day
2007	2,080	1,400	1.0187	0.6701	19,706,337
2008	2,895	1,575	1.6638	0.7647	21,063,806
2009	2,815	1,990	1.4707	0.7833	10,245,002

Most recent quarters

First quarter 2008	2,095	1,575	1.1543	0.8003	18,601,066
Second quarter 2008	2,895	2,095	1.6638	1.1417	25,198,314
Third quarter 2008	2,730	2,390	1.5557	1.1640	19,266,325
Fourth quarter 2008	2,600	1,825	1.1911	0.7647	21,214,848
First quarter 2009	2,150	1,990	0.9384	0.7833	10,121,571
Second quarter 2009	2,580	2,085	1.2363	0.8431	10,952,758
Third quarter 2009	2,815	2,505	1.4208	1.1856	12,083,692
Fourth quarter 2009	2,715	2,425	1.4707	1.1806	7,714,689
First quarter 2010	2,710	2,370	1.4313	1.1958	7,013,937
Second quarter 2010	2,790	2,630	1.4634	1.3035	6,314,608

Most recent six months

January 2010	2,495	2,370	1.2544	1.1958	6,395,938
February 2010	2,600	2,405	1.3508	1.2042	7,179,267
March 2010	2,710	2,560	1.4313	1.3248	7,380,692
April 2010	2,785	2,680	1.4338	1.3799	7,269,191
May 2010	2,790	2,630	1.4304	1.3035	8,342,527
June 2010	2,775	2,685	1.4634	1.3658	3,424,285

(1)	U.S. dollars per common share translated at the Representative Market Rate for each period.

The following table sets forth reported high and low closing prices in U.S. Dollars for our ADRs and the reported average daily trading volume of our ADRs on the NYSE for the periods indicated.  The table also sets forth information on the trading price of our ADRs in U.S. dollars, as well as the average trading volume.

	ADRs Traded on NYSE
	U.S. dollars per share(1)		Average number of
	High	Low	shares traded per day
2008	27.25	15.04	42,074
2009	29.99	15.31	48,289

Most recent quarters

Third quarter 2008	27.25	23.52	120,235
Fourth quarter 2008	24.50	15.04	31,219
First quarter 2009	19.50	15.31	42,277
Second quarter 2009	24.89	17.24	47,985
Third quarter 2009	28.77	23.64	48,341
Fourth quarter 2009	29.99	23.96	54,960
First quarter 2010	28.73	23.60	64,272
Second quarter 2010	29.58	26.00	65,182

	ADRs Traded on NYSE
	U.S. dollars per share(1)		Average number of
	High	Low	shares traded per day
Most recent six months

January 2010	25.64	23.60	72,847
February 2010	27.09	23.95	61,590
March 2010	28.73	26.98	59,521
April 2010	28.78	27.26	50,697
May 2010	28.43	26.00	82,833
June 2010	29.58	26.85	62,818

(1)	Each ADR represents the right to receive 20 of our common shares.

The following table sets forth reported high and low closing prices in U.S. Dollars for our ADRs and the reported average daily trading volume of our ADRs on the Lima Stock Exchange for the periods indicated.  The table also sets forth information on the trading price of our ADRs in U.S. dollars, as well as the average trading volume.

	ADRs Traded on Lima Stock Exchange
	U.S. dollars per share(1)		Average number of
	High	Low	shares traded per day
2009	25.5	25.0	578

Most recent quarters

Fourth quarter 2009	25.5	25.0	578
First quarter 2010	28.3	23.8	302
Second quarter 2010	29.0	27.2	179

Most recent six months

January 2010	25.5	23.8	525
February 2010	26.2	26.2	112
March 2010	28.3	28.0	175
April 2010	27.2	27.2	200
May 2010	27.4	27.4	50
June 2010	29.0	29.0	288

(1)	Each ADR represents the right to receive 20 of our common shares.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Bolsa de Valores de Colombia – BVC

The BVC began operations in 2001 as a result of the merger of the Bogotá, Medellín and Occidental Stock Exchanges, the largest exchanges in Colombia.  The BVC is the largest stock exchange in Colombia for trading securities and derivatives.  The BVC has over 500 shareholders and is a member of the World Federation of Exchanges and the Federación Iberoamericana de Bolsas.

The BVC is the only exchange where our common shares trade in Colombia.  The table below sets forth the reported aggregate market capitalization of the BVC, as of December 31, 2009.

	Aggregate Market Capitalization on BVC
	Market Capitalization	Market Capitalization
	(Ps$ in billions)	(US$ in billions)(1)

December 31, 2009	287,082	140.44

(1)	Representative Market Rate at December 31, 2009.

There are three basic indexes that measure the BVC’s performance.  The principal and most important is the IGBC.  The IGBC is calculated on the price variation of the stock of the companies with the highest capitalization and highest trading volumes.

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

Lima Stock Exchange

Since December 4, 2009, our ADRs have been trading on the Lima Stock Exchange as a result of our ADR listing in that exchange.

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

9.D.	Selling Shareholders

Not applicable.

9.E.	Expenses of the Issue

Not applicable.

ITEM 10.	Additional Information

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Incorporation

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

Additionally, pursuant to Article 5 of our by-laws, we may enter into all acts, contracts and legal business and activities which may be required for us to adequately fulfill our corporate purpose.

Directors

Our Board of Directors is composed of nine members and is responsible for, among other things, establishing our general business policies.  The members of the Board of Directors are elected at the annual shareholders’ meeting for one-year terms through an electoral quota voting system (number of votes required to fill each position is calculated by dividing the number of possible votes by the number of open board positions).  Pursuant to our by-laws, the Board of Directors’ positions are filled either by person or by position.  Currently, we have three members appointed by their position:  the Minister of Finance, the Minister of Mines and Energy and the Director of the National Planning Agency.  Our Directors were elected on March 25, 2010.  Our executive officers are appointed by our Board of Directors.

Pursuant to our by-laws, our Board of Directors has four (4) committees (Audit Committee, Corporate Governance Committee, Nomination and Compensation Committee and Business Committee), which establish guidelines, set specific actions and evaluate and submit proposals designed to improve performances in the areas under their supervision and control.  These committees are comprised of members of the Board of Directors whom are appointed by the Board.

According to Colombian law, Directors must be elected in accordance with a proportional representation system similar to cumulative voting (through an electoral quota voting system).  Directors may be removed without cause at any moment by a majority of the shareholders present at a general shareholders’ meeting.

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

In compliance with our corporate governance best practices, below is a summary of the number of our shares held by each respective Board Member as of December 31, 2009:

Board of Directors Member Shares
Board Member	No. of Shares for period ending on December 31, 2009
Minister of Mines and Energy	1,000
Minister of Finance and Public Credit	0
National Director of Planning	0
Fabio Echeverri Correa	0
Ignacio Sanín Bernal	0
Maria E. Velasquez Restrepo	0
Joaquin Moreno Uribe	50,000
German Bernal Gutierrez	0
Mauricio Cárdenas Santamaria	2,000

Preference Rights and Restrictions Attaching to Our Shares

We have only one class of stock without special rights or restrictions.  Our shareholders do not have any type of preemptive rights.

Under Colombian law, our shareholders have the following economic privileges and voting rights:

•	To participate and vote in the decisions of the general shareholders meeting;

•	To receive dividends based on the financial performance of the Company in proportion to their share ownership;

•	To transfer and sell shares according to our by-laws and Colombian law;

•	To inspect corporate books and records 15 business days prior to the ordinary shareholders’ meeting where the year-end financial statements are to be approved;

•	Upon liquidation, to receive a proportional amount of the corporate assets after the payment of external liabilities; and

•	To sell the shares, known as derecho de retiro, if a corporate restructuring affects the economic or voting rights of the shareholders in the terms and conditions established under Colombian law.

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

•
Candidate List.  Pursuant to our by-laws and law 1118 of 2006, the Nation will include in its candidate list for election of members of the Board of Directors one member selected by the departments that produce hydrocarbons.  In addition, pursuant to the declaration of the Nation dated July 26, 2007, the Nation will include in its candidate list for election of members of the Board of Directors one member selected by the ten largest minority shareholders.  The minority shareholders’ right to select a candidate loses its effect when minority shareholders, according to their share participation, name a member to our Board of Directors.

•
Extraordinary Meetings.  Our by-laws and corporate governance code provide that the entity exercising permanent control over Ecopetrol S.A. must instruct the Company’s CEO or Statutory Auditor to call an extraordinary meeting of the Company’s shareholders when so requested by a or plurality of shareholders holding at least 5% of the total number of shares outstanding.  Such requests shall be made in writing and must clearly indicate the purpose of the meeting.

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

Shareholders may be represented by proxies provided that the proxy:  (i) is in writing (faxes and electronic documents are valid), (ii) specifies the name of the representative, (iii) specifies the date or time of the meeting for which the proxy is given and (iv) other specified by the applicable law.  Proxies granted abroad do not require legalization or an apostille.

During our annual shareholders’ meeting, our employees and Directors are only allowed to represent their own shares.

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

Ownership Threshold Requiring Public Disclosure

Our corporate governance code provides that we must disclose periodically in our web page, the names of the shareholders of our company, indicating at least, the twenty shareholders with the highest number of shares.  We must also disclose this information to the Superintendency of Finance at the end of each fiscal year.

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

10.C.	Material Contracts

Transportation Agreement between Ecopetrol and ECOGAS/TGI

On October 6, 2006, we entered into a natural gas transportation agreement with Ecogás for the transportation of natural gas from the Ballena terminal located in the La Guajira fields to the Barrancabermeja terminal.  The agreement is set to expire in November 30, 2012.  Pursuant to the terms of the agreement, Ecogás will transport natural gas produced by us upon our request, up to the available capacity set forth in the agreement.  According to the agreement, Ecogás should undertake two overhauling stages to expand the pipeline’s capacity.  After its first capacity expansion completed in June 2007 the pipeline’s capacity was increased to 190,000 thousand cfpd expanding our transportation capacity to 134,066 thousand cfpd.  Once Ecogás executes the second expansion to 262,000 thousand cfpd we will have transportation availability of up to 175,000 thousand cfpd.

In February 27, 2007, Ecogás transferred the rights and obligations under this agreement to Transportadora de Gas del Interior S.A. ESP, currently operating as Transportadora de Gas Internacional S.A. ESP or TGI.

Pursuant to the terms of the agreement, we pay TGI a regulated transportation tariff composed of a fixed fee, a variable fee depending on transported volumes and an administration, operation and maintenance fee.  Payments for transported volume are made in Pesos.  During 2009, we paid Ps$132.578 billion for the transportation services provided to us by TGI and at March 31, 2010, we had paid TGI Ps$21.883 billion.

Please see Exhibit 4.2 to this annual report for a full description of this agreement.

Transportation Agreement between Ecopetrol and Ocensa

On March 31, 1995 we entered into a crude oil transportation agreement with Ocensa.  Pursuant to the terms of the agreement, Ocensa agreed to transport this pipeline our production of crude oil from the Cusiana and Cupiagua fields.

We are required to make monthly payments that vary depending on the volumes shipped through the Ocensa pipeline and a tariff calculated by Ocensa based on its financial projections and its expected transportation volume.  Payments to Ocensa are made in cash in accordance with the agreement.  In 2007, payments made by us to Ocensa under this agreement amounted to US$245.7 million, to US$276.5 million in 2008 and to US$ 274.5 million in 2009.

This agreement expires in December 2093 or upon liquidation of Ocensa.

Please refer to Exhibit 4.1 to this annual report for a full description of this agreement.

10.D.	Exchange Controls

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

Colombian law provides that the Colombian Central Bank may intervene in the foreign exchange market if the value of the Colombian Peso experiences significant volatility.  Likewise the Colombian government introduces from time to time amendments to the International Investment Statute.  For example, on May 23, 2007, the Colombian government introduced a new deposit requirement related to portfolio investments made by foreign investors.  Decrees 1801 of 2007 and 1888 and 3264 of 2008 required foreign investors making portfolio investments in securities other than shares or mandatory convertible bonds to make a non-interest bearing deposit with the Colombian Central Bank for a term of six months from the date of such investment, for an amount equivalent to 40% of the value of investment converted at the representative market rate then in effect.  Nevertheless, since June 29, 2007, when the Colombian government issued Decree 2466 of 2007 setting forth that portfolio investments made pursuant to ADR programs were exempt from the deposit requirement, ADRs were not affected by the requirement of Decree 1801 of 2007.  As a result, neither Ecopetrol nor the purchasers of ADRs had to comply with the 40% deposit requirement.  Furthermore, in 2008, pursuant to Decree 3913 of October 8, 2008, the Colombian government eliminated the 40% deposit requirement for all investors.  See Item 3D — “Risk Factors — Risks relating to the ADRs”.

The Colombian Central Bank may also limit the remittance of dividends and/or investments of foreign currency received by Colombian residents whenever the international reserves fall below an amount equal to three months of imports.  Since the creation of the current foreign exchange regime in 1991, the Colombian Central Bank has never taken such action.  However, we cannot assure you that the Colombian Central Bank will not intervene in the future.  See Item 3D — “Risk Factors — Risks Relating to Colombia”.

Registration of foreign investment represented in underlying shares

Colombia’s International Investment Statute, which has been amended from time to time through related decrees and regulations, regulates the manner in which non-Colombian resident entities and individuals can invest in Colombia and participate in the Colombian securities markets.  Among other requirements, the statute mandates registration of certain foreign exchange transactions with the Colombian Central Bank and specifies procedures to authorize and administer certain types of foreign investments.  Additionally, the pertainent information must be updated yearly.

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

10.E.	Taxation

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

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Colombian income taxes withheld on dividends received on common shares or ADSs.  U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Colombian income taxes provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year.  Dividends received with respect to the common shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations.  For the purposes of the U.S. foreign tax credit limitations, the dividends paid with respect our common shares or ADSs should generally constitute “passive category income”.  The U.S. Treasury Department has expressed concerns that parties to whom depositary shares such as the ADSs are released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of such ADSs.  Accordingly, the analysis of the creditability of Colombian income taxes described above could be affected by future actions that may be taken by the U.S. Treasury Department.  The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Colombian income taxes withheld.

Dividends paid by us generally will not be eligible for the “dividends received deduction” available under the Code to certain U.S. corporate shareholders.  Also, dividends paid by us generally are not expected to qualify for the preferential tax rates available to U.S. non-corporate shareholders for certain “qualified dividend income”.

The amount of any cash distribution paid in Pesos will be included in your gross income in an amount equal to the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is actually or constructively received by the U.S. Holder, in the case of our common shares, or by the depositary, in the case of ADSs, regardless of whether the payment is in fact converted to U.S. dollars at that time.  A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Pesos are converted into U.S. dollars on the date they are received by the U.S. Holder, in the case of our common shares, or by the depositary, in the case of ADSs.  If the Pesos are not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Pesos.  Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.  U.S. Holders should consult with their own independent tax advisors regarding the treatment of any foreign currency gain or loss if any Pesos received as a dividend are not converted into U.S. dollars on the date of receipt.

Sale, Exchange or Other Taxable Dispositions of Common Shares or ADSs

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of common shares or ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition of the common shares or ADSs and the U.S. Holder’s adjusted tax basis in the common shares or ADSs.  Any gain or loss will be long-term capital gain or loss if the common shares or ADSs have been held for more than one year.  Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains.  The deductibility of capital losses is subject to limitations under the Code.

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

Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rent, gains from the disposition of passive assets and net gains from commodities transactions (other than gains from commodities transactions derived in the active conduct of a trade or business and not derived from a related person).

Based on current estimates of our income, assets and the nature of our business, we do not believe that we were classified for our most recently ended taxable year, or will be classified for our current taxable year, as a PFIC and we intend to continue our operations in such a manner that we do not expect that we would become a PFIC in the future.  However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules, and further because our business plans may be subject to change.  If we are or become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its common shares or ADSs, as described below, any gain realized on a sale or other taxable disposition of our common shares or ADSs and certain “excess distributions” (generally distributions in excess of 125% of the average distribution over a three-year period or, if shorter, the holding period for our common shares or ADSs) will be treated as ordinary income and will be subject to tax as if (i) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period for our common shares or ADSs, (ii) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year, and (iii) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.  Income allocated to the year of sale or excess distribution or any taxable period before we became a PFIC, would be subject to tax at the U.S. Holder’s regular ordinary income rate for the year of sale or excess distribution and would not be subject to the interest charge discussed above.

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

Any U.S. Holder who owns common shares or ADSs during any year that we are a PFIC would be required to file IRS Form 8621.  U.S. Holders should also be aware that recently enacted legislation may broaden the current IRS Form 8621 filing requirements or impose an additional annual filing requirement for U.S. persons owning shares of a PFIC.  The legislation does not describe what information would be required to be included in either situation, but grants the Secretary of the U.S. Treasury Department power to make this determination.  U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to our common shares or ADSs and the application of the recently enacted legislation to their particular situation.  U.S. Holders should also consult their own independent tax advisors regarding the availability and advisability of making a mark-to-market election should we be considered a PFIC for any taxable year.

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

In addition, U.S. Holders should be aware that recently enacted legislation imposes new reporting requirements with respect to the holding of foreign financial assets, including stock of foreign issuers, if the aggregate value of all of such assets exceeds $50,000.  U.S. Holders should consult their own tax advisors regarding the application of the information reporting rules to our common shares or ADSs and the application of the recently enacted legislation to their particular situation.

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

10.F.	Dividends and Paying Agents

Not applicable.

10.G.	Statement by Experts

Not applicable.

10.H.	Documents on Display

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

10.I.	Subsidiary Information

Not applicable.

ITEM 11.	Quantitative and Qualitative Disclosures About Market Risk

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

Finally, at December 2009, we did not have any off-balance sheet debt.  As a result of this, our exposure to passive interest rate is only marginal.

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

Sensitivity Analysis

The following table provides information about our financial statements as of December 31, 2009 that may be sensitive to changes in WTI prices and exchange rates:

	Income Statement 2009	Income Statement Case WTI(1) + US$1	Differs Between Real 2009 and Case WTI	Income Statement Case TRM(2) - 1%	Differs Between Real 2009 and Case TRM
	(Pesos in billions)
Local Revenue	14,058.53	14,298.81	240.28	13,923.69	(134.84)
Export Revenue	16,345.86	16,539.75	193.89	16,219.73	(126.12)
Total Revenue	30,404.39	30,838.56	434.17	30,143.43	(260.96)
Cost of Sales	19,906.07	20,090.08	184.01	19,808.11	(97.97)
Selling Operating Expenses	1,962.64	1,962.51	-0.13	1,962.51	(0.13)
Administrative Operating Expenses	662.34	662.66	0.32	662.66	0.32
Operating Profit	7,873.34	8,123.32	249.98	7,710.15	(163.19)
Non-Operating Income (Expenses)	(622.50)	(622.37)	0.13	(622.37)	0.13
Profit before Income Tax	7,250.84	7,500.95	250.11	7,087.79	(163.06)
Income Tax	2,118.79	2,186.20	67.41	2,074.57	(44.22)
Net Income	5,132.05	5,314.75	182.70	5,013.22	(118.83)

WTI= West Texas Intermediate.
(1)	Average WTI for 2009 was US$61.80 for barrel.
(2)	Average Market Representative Rate for 2009 was $2,153.30 per US$1 on a calendar day basis

Assumptions for the sensitivity analysis of Financial Statements

•
The base scenario on which our sensitivity analysis is made corresponds to the Consolidated Statements of Financial, Economic and Social Activity or Income Statement for 2009 as presented elsewhere in this annual report.

•
The sensitivity of the WTI price index is the increase of one dollar per barrel of crude oil in the average WTI reference price based on a 365-day year for 2009.  Prices assumed correspond to real prices for crude oil, natural gas and refined products for 2009, adjusted to account for the differences between such real prices and the WTI reference price.

•
The sensitivity of our results to changes in the exchange rates is the decrease by 1% on the average exchange rate for 2009 on a calendar day basis.  Prices assumed correspond to real prices of crude oil, natural gas and refined products in 2009, proportionally adjusted to account for differences between such real prices and the monthly average exchange rate.

The table below sets forth the line items that are being affected by the variation on the reference prices or the average exchange rate.

VARIATION ON WTI REFERENCE PRICE	VARIATION ON AVERAGE EXCHANGE RATE
OPERATING INCOME
Local Sales	Local Sales
Crude Oil	Crude Oil
Refined products	Refined products
Natural gas	Natural gas

Exports	Exports
Crude Oil	Crude Oil
Refined products	Refined products
Natural gas	Natural gas
COST OF SALES
Local purchases	Local purchases
Purchases from business partners	Purchases from business partners
Purchases of hydrocarbons from the ANH	Purchases of hydrocarbons from the ANH
Purchases of Natural gas	Purchases of Natural gas
Imports	Imports
Crude Oil	Crude Oil
Products	Products
NON-OPERATING INCOME
Exchange income
Exchange loss

ITEM 12.	Description of Securities Other than Equity Securities

12.A.	Debt Securities

Not applicable.

12.B.	Warrants and Rights

Not applicable.

12.C.	Other Securities

Not applicable.

12.D.	American Depositary Shares

Fees and charges that a holder of our ADSs may have to pay, either directly or indirectly

Our Depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities in any manner permitted by the deposit agreement or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The Depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for Depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to US$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•
a fee of US$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the Depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•
any other charge payable by any of the Depositary, any of the Depositary’s agents, including, without limitation, the custodian, or the agents of the Depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•
a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars; and

•
such fees and expenses as are incurred by the Depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the custodian) pursuant to agreements from time to time between us and the Depositary. The fees described above may be amended from time to time.

Fees and other direct and indirect payments made by the Depositary to us

Our Depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees.  In 2009, the Depositary made direct payments and reimbursements to us in the amount of US$$3,143.38 for expenses related to investor relations expenses.

ITEM 13.	Defaults, Dividend Arrearages and Delinquencies

None.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

ITEM 15.	Controls and Procedures

Disclosure controls and procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, we evaluated the design and effectiveness of our financial disclosure controls and procedures as of December 31, 2009, under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that the information required to be disclosed in the reports that we file and submit under the Securities Exchange Act of 1934 is recorded, summarized and reported as and when required.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934.
Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and affected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles, and it includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, any evaluation of the effectiveness of the internal controls to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As of the year ended December 31, 2009, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework”, issued by the Treadway Commission’s Committee of Sponsoring Organizations (COSO).

Based on the assessment performed, our management has identified a material weakness in our process relating to the preparation and analysis of the differences existing between Colombian Government Entity GAAP and U.S. generally accepted accounting principles (US GAAP).  A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual financial statements would not be prevented or detected on a timely basis.

The material weakness is the result of the aggregation of control deficiencies due to our lack of sufficient accounting personnel competent in the application of US GAAP to ensure:

(1) appropriate interpretation of US GAAP to determine the differences existing in terms of non-recurring transactions such as business combinations, including the measurement and financial statement presentation of goodwill, non-controlling (minority) interest, additional paid in capital, contingent considerations and deferred income tax; and timely review of adjustments to fair value on the acquisition date for validity and accuracy;

(2) appropriate interpretation of US GAAP to estimate the differences existing in terms of recurring transactions including changes in the lives of fixed assets; analysis of conditions used to estimate contingent liabilities; and the completeness and accuracy of (i) the basis, both for income tax and financial reporting purposes, used to compute the deferred income tax over consolidated assets and liabilities, and (ii) journal entries to record the differences;

(3) that entries relating to US GAAP differences and financial statements reconciled to US GAAP were analyzed, reviewed and monitored on a timely basis to provide reasonable assurance of their validity, accuracy and completeness.

This situation has resulted in a number of adjustments to our U.S. GAAP differences which were identified by our Independent Auditor during their review of our consolidated financial statements reconciled to US GAAP included in this annual report. These control deficiencies could result in a misstatement of the differences existing between Colombian Government Entity GAAP and U.S. GAAP that would not be prevented or detected on a timely basis. Accordingly, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2009.

In response to the results of this evaluation, our management will undertake the following changes to remediate this material weakness:

•
perform an assessment of our closing and reporting process to identify areas where our process controls and efficiency can be improved. These improvements will allow for more comprehensive review of our preparation and analysis of the differences existing between Colombian Government Entity GAAP and U.S. GAAP; and

•	improve the accounting skills and U.S. GAAP expertise of our accounting group through training, hiring of experienced personnel and the support of U.S. GAAP experts.

As discussed in the Item 5 — “Recent Acquisitions”, from March to May 2009, we acquired complete ownership of Refineria de Cartagena S.A. and Hocol Petroleum Limited (the “Acquired Companies”). For purposes of evaluating internal controls over financial reporting, our management determined that the internal controls of the Acquired Companies would be excluded from their internal control assessment as of December 31, 2009, due to the timing of the closing of these acquisitions.  For the year ended December 31, 2009, under Colombian Government Entity GAAP, Refineria de Cartagena S.A. and Hocol Petroleum Limited contributed approximately 5% and 3% of total assets, respectively, and 13% and 6% of total revenues, respectively.

The effectiveness of our internal control over financial reporting has been audited by PricewaterhouseCoopers Ltda., an independent registered public accounting firm, as stated in their audit report accompanying our consolidated financial statements, which expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2009.

Attestation Report of the Registered Public Accounting Firm

PricewaterhouseCoopers Ltda.’s attestation report on our internal control over financial reporting is included in their audit report accompanying our consolidated financial statements.  See Item 18 — “Financial Statements”.

Changes in Internal Control over Financial Reporting

There were no changes made in our internal control over financial reporting during the year ended December 31, 2009 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

ITEM 16.	[Reserved]

16.A.	Audit Committee Financial Expert

On April 19, 2010, our Board of Directors determined that Mauricio Cardenas, a member of our Audit Committee, meets the requirements of an “audit committee financial expert” as defined by the Securities and Exchange Commission.

16.B.	Code of Ethics

We currently have a code of ethics which complies with the requirements of U.S. and Colombian law.  Our Code of Ethics is available on our website at http://www.ecopetrol.com.co/english/documentos/42238_CARTILLA_CODIGO_DE_ETICA-12-03-09.pdf.

16.C.	Principal Accountant Fees and Services

Principal Accountant Fees

Our consolidated financial statements for fiscal years ended December 31, 2009 and 2008 were audited by PricewaterhouseCoopers Ltda. (“PwC”) and our consolidated financial statements for fiscal years ended December 31, 2007 were audited by Ernst & Young Audit Ltda (“E&Y”).  The following table sets forth the fees billed to us by PwC, during fiscal years ended December 31, 2009 and 2008, and E&Y, during fiscal year ended December 31, 2007:

	At December 31,
	2009 (PwC)	2008 (PwC)	2007 (E&Y)
	(in millions of pesos, excluding 16% value added tax)
Audit fees	4,435	2,117	3,465
Audit – related fees	1,306	168	0

Total	5,741	2,285	3,465

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

Audited – Related Fees

The audit–related fees listed in the table above are the fees billed by PricewaterhouseCoopers Ltda. in connection with their audit of (i) our variable compensation bonus system, (ii) their review in connection with SEC filings and debt offerings and (iii) their evaluation of the risks and controls of our technical information service suppliers under SAS70.

Audit Committee Approval Policies and Procedures

Our audit committee has not established pre-approval policies and procedures for the engagement of our independent auditors for services.  Our audit committee expressly approves on a case-by-case basis any engagement of our independent auditors for audit and non-audit services provided to us.

16.D.	Exemptions from the Listing Standards for Audit Committee

Not applicable.

16.E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

16.F.	Change in Registrant’s Certifying Accountant

Not Applicable.

16.G.	Corporate Governance

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

Colombian Requirement:  Law No. 964/2005 sets forth the requirements under which a board member is considered independent.  Law No. 964/2005 is primarily concerned with independence from management and that no material related-party relationship exists between the director and the Company.  In accordance with Law No. 964/2005, our corporate governance guidelines establish the minimum independence requirements for our directors, requiring them to maintain their independent status while holding such position.  Our corporate governance code also establishes that Directors will declare in writing their independent status.  Once a director becomes non-independent, he or she must tender their resignation.

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

Colombian Requirement:  Colombian law does not require the establishment of a compensation committee composed entirely of independent directors.  Pursuant to our by-laws, we have a three-member nomination and compensation committee comprised of at least one independent director which acts pursuant to a written charter that covers specific duties.

NYSE Section 303A.06

Requirement:  Listed companies must have an “audit committee” that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934.  Foreign private issuers must satisfy the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 by July 31, 2005.

Colombian Requirement:  According to Law No. 964/2005, Colombian companies that are authorized to issue securities by the Superintendency of Finance must have an audit committee that satisfies the requirements of Law No. 964/2005, including its minimum number of members, independence criteria and audit-related duties.  Our audit committee is composed by Mauricio Cardenas, María Velasquez, Joaquín Moreno and Ignacio Sanín, all of whom are independent directors, and the committee meets the requirements of Law No. 964/2005 and Rule 10A-3 under the Securities Exchange Act of 1934.

NYSE Section 303A.07(a)

Requirement:  An audit committee shall consist of at least three members.  All of its members must satisfy the requirements for independence set out in Section 303A.02 and shall be financially literate or must acquire such financial knowledge within a reasonable period and at least one of its members shall have experience in accounting or financial administration.

Colombian Requirement:  Colombian law requires that a company’s audit committee be comprised of at least three members who must all be independent and have adequate experience in accounting or financial administration in order to adequately carry out the functions of an audit committee member.  All three of our audit committee members are independent and financially literate.  In addition, Mauricio Cardenas, a member of our audit committee, meets the requirements of an “audit committee financial expert” as defined by the SEC.

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

Colombian Requirement:  Pursuant to Law No. 964/2005, the audit committee is responsible for reviewing the Company’s annual audited financial statements and quarterly financial statements.  Our audit committee reviews our annual audited consolidated and unconsolidated financial statements and quarterly financial statements as well as our public disclosures about the Company’s financial information.

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

Colombian Requirement:  Law No. 964/2005 requires the audit committee to supervise a company’s risk assessment and internal quality-control program.  Our audit committee supervises our risk assessment and internal quality-control program and makes recommendations related to such program, presents any quality-control risk to the Company’s shareholders and reports regularly to our board of directors.  The written charter of the audit committee establishes that the committee members can meet separately with the Company’s external and internal auditors.

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

Colombian Requirement:  As a local issuer, we must report any change in our Board of Directors or in our committees as relevant information.

ITEM 17.	Financial Statements

Not applicable.

ITEM 18.	Financial Statements

See page F-1 through F-109.

ITEM 19.	Exhibits

Exhibit No.	Description

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

4.3
Indenture, dated as of July 23, 2009, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form F-4 filed with the U.S. Securities and Exchange Commission on July 31, 2009 (File No. 333-160965)).

8.1	Subsidiaries of Ecopetrol S.A.

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Certification of the Chief Executive Officer.

13.2	Section 906 Certification of the Chief Financial Officer.

23.1	Consent of Ernst & Young Audit Ltda.

23.2	Consent of PricewaterhouseCoopers Ltda.

23.3	Consent of Ryder Scott.

23.4	Consent of Gaffney, Cline & Associates.

23.5	Consent of DeGolyer and MacNaughton.

99.1	Third Party Reserve Report of Ryder Scott.

99.2	Third Party Reserve Report of Gaffney, Cline & Associates.

99.3	Third Party Reserve Report of DeGolyer and MacNaughton.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ECOPETROL S.A.

By:	/s/ Adriana M. Echeverri
Name: Adriana M. Echeverri
Title: Chief Financial Officer

By:	/s/ Javier G. Gutiérrez
Name: Javier G. Gutiérrez
Title: Chief Executive Officer

Date: July 14, 2010

ANNEX I
DESCRIPTION OF EXPLORATION AND PRODUCTION CONTRACTS

Region	Contract Name	Type of Agreement	Purpose	Operator	Partners	Ownership Percentage	Term of Contract	Expiration Date	Right of Reversion upon Termination	Royalty
Southern	Abanico	Joint Venture	E&P	Kappa Resources Colombia Limited	Kappa Resources Colombia Limited	50%	28 years	October 11, 2024	Yes	5% to 25%
Minor Fields	Alcaravan	Joint Venture	E&P	Harken de Colombia Ltd.	Harken de Colombia Ltd.	50%	28 years	February 13, 2021	No	20%
Southern	Ambrosia	Joint Venture	E&P	Interoil	Interoil	30%	25 years	December 27, 2027	Yes	8% to 25%
Minor Fields	Arjona	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Vetra- NCT Consortium	Vetra- NCT Consortium	35%	10 years	March 9, 2017	Yes	8% to 25%
Southern	Armero	Joint Venture	E&P	Interoil	Interoil	50%	28 years	December 31, 2010	Yes	20%
Minor Fields	Barranca Lebrija	Discovered Undeveloped Field	Develop Field	Union Temporal Mocam	Union Temporal Mocam	8%	10 years	December 31, 2013	Yes	20%
Minor Fields	Bocachico	Joint Venture- Sole Risk	E&P	Harken de Colombia Ltd.	Harken de Colombia Ltd.	0%	28 years	March 7, 2022	Yes	20%
Minor Fields	Bolivar	Joint Venture- Sole Risk	E&P	Harken de Colombia Ltd.	Harken de Colombia Ltd - Harken Energy Corporation	0%	28 years	June 12, 2024	Yes	20%
Southern	Boqueron	Joint Venture	E&P	Petrobras	Petrobras/Nexen	50%	28 years	October 2, 2023	Yes	5% to 25%
Southern	Caguan	Joint Venture	E&P	Petrobras	Petrobras/ Pacific	50%	28 years	December 31, 2011	Yes	20%
Minor Fields	Camoa	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Drilling and Workover Services Ltda.	Drilling and Workover Services Ltda.	20%	10 years	December 28, 2013	Yes	6% to 25%
Catatumbo-Orinoquía	Campo Rico	Joint Venture	E&P	Emerald Energy PLC Sucursal Colombia	Emerald Energy PLC Sucursal Colombia	50%	25 years	May 24, 2027	Yes	8% to 25%
Minor Fields	Capachos	Joint Venture	E&P	Repsol YPF	Repsol YPF	50%	28 years	September 15, 2025	Yes	5% to 8%
Central	Caracara	Joint Venture	E&P	CEPCOLSA	CEPCOLSA	30%	28 years	April 9, 2029	Yes	8% to 25%
Mid – Magdalena Valley	Carare las Monas	Joint Venture	Production	Petrosantander	Petrosantander	30%	Until economic limit	Until economic limit	Yes	20%
Minor Fields	Carbonera la Silla	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Mompos Oil Company Inc.	Mompos Oil Company Inc.	6%	10 years	October 25, 2014	Yes	20%
Catatumbo-Orinoquía	Casanare	Joint Venture	E&P	Perenco	Perenco - Hocol and Homcol	64%	Until economic limit	Until economic limit	No	20%
Minor Fields	Cerrito	Joint Venture	E&P	Kappa Resources Colombia Limited	Kappa Resources Colombia Limited	0%	27.5 years	August 17, 2029	Yes	20%
Minor Fields	Chaparral	Joint Venture	E&P	Vetra Exploracion y Produccion Colombia	Vetra Exploracion y Produccion Colombia	50%	28 years	October 4, 2012	Yes	8% to 25%
Minor Fields	Chenche	Discovered Undeveloped Field	E&P	Vetra Exploracion y Produccion Colombia	Vetra Exploracion y Produccion Colombia	70%	10 years	December 28, 2013	Yes	8% to 25%
Minor Fields	Chipalo	Joint Venture- Sole Risk	E&P	Kappa Resources Colombia Limited	Kappa Resources Colombia Limited	0%	28 years	February 27, 2026	Yes	8% to 25%
Catatumbo-Orinoquía	Chipiron	Joint Venture	E&P	Occidental de Colombia Inc.	Occidental de Colombia Inc. and Occidental Andina	30%	25 years	February 13, 2028	Yes	8% to 25%
Mid – Magdalena Valley	Acuerdo de Cooperación Campo Teca	Arbitration Court	E&P	Mansarovar Energy Colombia Ltd.	Mansarovar Energy Colombia Ltd.	100%	28 years	October 08 , 2008/tribunal	Yes	32%
Catatumbo-Orinoquía	Corocora	Joint Venture	E&P	Perenco	Hocol S.A - Perenco	56%	Until economic limit	Until economic limit	No	8% to 25%
Catatumbo-Orinoquía	Cosecha	Joint Venture	E&P	Occidental de Colombia Inc.	Occidental de Colombia Inc.	30%	28 years	October 31, 2030	Yes	8% to 25%
Southern	CPR Santana	Risk participation contract	E&P	Gran Tierra Colombia	Gran Tierra Colombia	65%	28 years	July 27, 2015	Yes	20%
Catatumbo-Orinoquía	Cravo Norte	Joint Venture	E&P	Occidental de Colombia Inc.	Occidental de Colombia Inc.	59.98%	Until economic limit	Until economic limit	No	5% to 25%

Minor Fields	Dindal	Joint Venture- Sole Risk	E&P	SIPETROL	SIPETROL	60%	28 years	March 22, 2021	Yes	20%
Minor Fields	Entrerrios	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Union Temporal Andina	Union Temporal Andina	61%	10 years	December 28, 2013	Yes	8% to 25%
Southern	Espinal	Risk participation contract	E&P	Petrobras	Petrobras	55%	28 years	October, 2015	Yes	20%
Catatumbo-Orinoquía	Estero	Joint Venture	E&P	Perenco	Perenco - Hocol and Homcol	89%	Until economic limit	Until economic limit	No	20%
Catatumbo-Orinoquía	Garcero	Joint Venture	E&P	Perenco	Perenco - Hocol and Homcol	76%	Until economic limit	Until economic limit	No	5% to 25%
Minor Fields	Guachiria	Joint Venture	E&P	Solana Petroleum Exploration Colombia Limited	Solana Petroleum Exploration Colombia Limited	13%	28 years	September 30, 2031	Yes	8% to 25%
Northeastern	Guajira	Joint Venture	E&P	Chevron Petroleum Company	Chevron Petroleum Company	57%	Until economic limit	Until economic limit	No	20%
Minor Fields	Guarimena	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Vetra Exploracion y Produccion Colombia	Vetra Exploracion y Produccion Colombia	81%	10 years	January 17, 2018	Yes	8% to 25%
Southern	Guayuyaco	Joint Venture	E&P	Gran Tierra Colombia	Gran Tierra Colombia	30%	28 years	May 30, 2030	Yes	8% to 25%
Minor Fields	Hato Nuevo	Discovered Undeveloped Field	E&P	NCT Consortium	NCT Consortium	41%	10 years	July 3, 2016	Yes	32%
Southern	Hobo	Joint Venture	E&P	Petrobras	Petrobras	50%	28 years	December 31, 2011	Yes	20%
Mid – Magdalena Valley	La Cira	Business Cooperation	E&P	Ecopetrol S.A.	Occidental de Colombia and Ecopetrol S.A.	52%	Until economic limit	Until economic limit	Yes	8% to 20%
Minor Fields	La Punta	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Vetra Exploracion y Produccion Colombia	Vetra Exploracion y Produccion Colombia	70%	10 years	December 28, 2013	Yes	8% to 25%
Minor Fields	Las Quinchas	Joint Venture- Sole Risk	E&P	Kappa Resources Colombia Limited	Kappa Resources Colombia Limited	7%	Until economic limit	Until economic limit	Yes	20%
Minor Fields	Lebrija	Joint Venture- Sole Risk	E&P	Petroleos del Norte S.A.	Petroleos del Norte S.A.	0%	28 years	August 26, 2013	Yes	20%
Minor Fields	Magangué	Joint Venture	E&P	Solana Petroleum Exploration (Colombia Limited)	Solana Petroleum Exploration (Colombia Limited)	58%	28 years	January 1, 2018	Yes	20%
Southern	Mana	Joint Venture	E&P	Interoil	Interoil	30%	25 years	November 11, 2028	Yes	8% to 25%
Minor Fields	Maracas	Joint Venture- Sole Risk	E&P	Texican Oil Ltd.	Texican Oil Ltd.	0%	28 years	March 5, 2024	Yes	20%
Southern	Matambo	Joint Venture	E&P	Emerald Energy PLC Sucursal Colombia	Emerald Energy PLC Sucursal Colombia	50%	28 years	November 29, 2024	Yes	20%
Minor Fields	Mugrosa	Discovered Undeveloped Field	Develop Field	Cosacol S.A.	Cosacol S.A.	75%	10 years	July 25, 2015	Yes	8% to 25%
Minor Fields	Nancy-Burdine- Maxime	Discovered Undeveloped Field	E&P	Union Temporal II&B	Union Temporal II&B	41%	10 years	December 28, 2013	Yes	20%
Mid – Magdalena Valley	Nare	Joint Venture	Production	Mansarovar Energy Colombia Ltd.	Mansarovar Energy Colombia Ltd.	50%	28 years	November 5, 2021	Yes	20%
Southern	Neiva	Incremental Production	E&P	Ecopetrol S.A.	Petrominerales	31%	22 years	June 5, 2023	Yes	8% to 25%
Minor Fields	Opon	Joint Venture	Production	Compañía Operadora Petrocolombia	Compañía Operadora Petrocolombina	0%	28 years	July 14, 2015	Yes	20%
Minor Fields	Opon-6	Joint Venture- Sole Risk	E&P	Compañía Operadora Petrocolombia	Compañía Operadora Petrocolombina	0%	28 years	July 14, 2015	Yes	20%
Southern	Orito	Incremental Production	E&P	Ecopetrol S.A.	Petrominerales	21%	22 years	June 5, 2023	Yes	8% to 25%
Catatumbo-Orinoquía	Orocue	Joint Venture	E&P	Perenco	Perenco and Hocol	63%	Until economic limit	Until economic limit	No	20%
Southern	Ortega	Incremental Production	E&P	Ecopetrol S.A.	Hocol S.A.	31%	22 years	March 18, 2023	Yes	8% incremental, 20% basica

Mid – Magdalena Valley	Palagua	Incremental Production	Production	Union Temporal IJP	Union Temporal Ismocol, Joshi- Petcar- Parko	34%	22 years	July 14, 2023	Yes	20%
Southern	Palermo	Joint Venture	E&P	Hocol S.A.	Hocol S.A.	50%	28 years	April 30, 2012	Yes	20%
Minor Fields	Pavas- Cachira	Discovered Undeveloped Field	Develop Field	Ismocol de Colombia S.A.	Union Temporal Isomocol, Joshi- Petcar- Parko	5%	10 years	December 29, 2013	Yes	20%
Northeastern	Piedemonte	Joint Venture	E&P	BP	BP	50%	28 years	February 29, 2020	Yes	20%
Central	Piriri	risk participation contract	E&P	Metapetroleum	Pacific Rubiales	50%	28 years	June 30, 2016	Yes	20%
Minor Fields	Playon	Discovered Undeveloped Field	Develop Field	Serinpet	Representaciones y Servicios de Petroleos Serinpet	54%	10 years	July 12, 2015	Yes	20%
Minor Fields	Puerto Barco	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Avante Colombia	Vetra Exploracion y Produccion Colombia - Avante Colombia	6%	10 years	December 29, 2013	Yes	20%
Southern	Puli	Joint Venture	E&P	Interoil	Interoil	50%	28 years	February 29, 2012	Yes	20%
Minor Fields	Quebrada Roja	Discovered Undeveloped Field	Develop Field	Campos de Producción Consortium	Campos de Producción Consortium	58%	10 years	July 12, 2015	Yes	20%
Northeastern	Recetor	Joint Venture	E&P	BP	BP Explotarion Co (Colombia) Ltd. - BP Santiago	50%	28 years	May 29, 2017	Yes	20%
Northeastern	Rio Chitamena	Joint Venture	E&P	BP	BP Explotarion Co (Colombia) Ltd. - BP Santiago	50%	28 years	January 31, 2019	Yes	20%
Minor Fields	Rio de Oro	Discovered Undeveloped Field	E&P- Discovered and Undeveloped Field	Avante Colombia	Vetra Exploracion y Produccion Colombia - Avante Colombia	12%	10 years	December 29, 2013	Yes	20%
Southern	Rio Opia	Joint Venture	E&P	Interoil	Interoil	30%	28 years	June 23, 2030	Yes	8% to 25%
Southern	Río Paez (La Hocha)	Joint Venture- Sole Risk	E&P	Hocol S.A.	Hocol S.A.	0%	28 years	April 26, 2029	Yes	5% La Hocha
Minor Fields	Río Seco	Joint Venture- Sole Risk	E&P	SIPETROL	SIPETROL	0%	28 years	August 21, 2023	Yes	20%
Minor Fields	Rompida	Discovered Undeveloped Field	Develop Field	Vetra Exploracion y Produccion Colombia	Vetra Exploración y Producción Colombia	19%	10 years	December 30, 2013	Yes	20%
Catatumbo-Orinoquía	Rondon	Joint Venture	E&P	Occidental de Colombia Inc.	Occidental de Colombia Inc.	50%	28 years	January 8, 2023	Yes	8% to 25%
Central	Rubiales	Joint venture	E&P	Metapetroleum	Pacific Rubiales	60%	28 years	June 30, 2016	Yes	20%
Southern	San Jacinto (La Cañada Norte)	Joint Venture	E&P	Hocol S.A.	Hocol S.A.	50%	28 years	December 22, 2024	Yes	8% La Cañada Norte
Minor Fields	San Luis	Joint Venture	E&P	Vetra Exploracion y Produccion Colombia	Vetra Exploración y Producción Colombia	50%	28 years	May 8, 2014	Yes	20%
Northeastern	Santiago de las Atalayas	Joint Venture	E&P	BP	BP Explotarion Co (Colombia) Ltd. - BP Santiago	50%	28 years	June 30, 2010	Yes	20%
Southern	Suroriente	Incremental Production	E&P	Colombia Energy	Colombia Energy	48%	22 years	June 11, 2024	Yes	8% to 25%
Minor Fields	Tambaqui	Joint Venture- Sole Risk	E&P	Hupecol	Hupecol	50%	28 years	February 28, 2026	Yes	8% to 25%
Minor Fields	Tapir	Joint Venture- Sole Risk	E&P	Petrolco	Petrolco and Doreal Energy	0%	28 years	February 24, 2023	Yes	20%
Northeastern	Tauramena	Joint Venture	E&P	BP	BP Explotarion Co (Colombia) Ltd. - BP Santiago	50%	28 years	July 3, 2016	Yes	20%
Catatumbo-Orinoquía	Tibú	Business Cooperation	E&P	Ecopetrol S.A.	Tibú Consortium formed by Petrobras Colombia Limited and Petrobras Energía de Colombia	60%	Undetermined	Undetermined	no	8% to 25%
Mid – Magdalena Valley	Tisquirama	Joint Venture	Production	Petroleos del Norte S.A.	Petroleos del Norte S.A – Petrosantander	60%	Until economic limit	Until economic limit	Yes	20%
Minor Fields	Toca	Discovered Undeveloped Field	Develop Field	Campos de Producción Consortium	Campos de Producción Consortium	58%	10 years	July 12, 2015	Yes	8%

Minor Fields	Tolima B	Joint Venture- Sole Risk	E&P	Vetra Exploracion y Produccion Colombia	Vetra Exploracion y Produccion Colombia	50%	28 years	June 12, 2014	Yes	20%
Central	Upia B	Joint Venture	E&P	Petrobras	PETROBRAS	50%	28 years	Feb 29, 2012	Yes	20%
Minor Fields	Colorado	Services and Technical Cooperation	Production	Universidad Industrial de Santander	Universidad Industrial de Santander	1%	10 Years	2016	No	20%
Minor Fields	El piñal	Joint Venture- Sole Risk	E&P	Petrosantander	Petrosantander	50%	28 years	July 28, 2018	Yes	20%
Minor Fields	Fortuna	Joint Venture- Sole Risk	E&P	Emerald Energy PLC Sucursal Colombia	Emerald Energy PLC Sucursal Colombia	20%	28 years	December18, 2031	Yes	14,5 and 8%
Southern	Doima	Joint Venture	E&P	Hocol S.A.	Hocol S.A	39%	30 years	February 16, 2039	Yes	6.4%
Mid – Magdalena Valley	Guariquies	Sahered Risk production contract	E&P	Ecopetrol S.A.	Ramshorn	55% and R Factor	25 years	May 24, 2029	Yes	8% to 20%
Minor Fields	Berlin	Discovered Undeveloped Field	Develop Field	Sadeven s.a.	Sadeven s.a.	35%	10 Years	July 17, 2015	Yes	8% to 25%
Minor Fields	Bravo	Discovered Undeveloped Field	Develop Field	Sadeven s.a.	Sadeven s.a.	7%	10 Years	July 17, 2015	Yes	8% to 25%
Minor Fields	Buganviles	Joint Venture	E&P	Hollywell Resources S.A. / Kappa Resources S.A.	Kappa Resources S.A.	30%	28 años	27-Nov-08	Yes	8% to 25%
Hocol	Guarrojo	E&P	E&P	Hocol S.A.		100%	24 años	24-Feb-30	No	8% to 25%

Ecopetrol S.A. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

Ecopetrol S.A. and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
July 14, 2010

To the Board of Directors
  and Shareholders of Ecopetrol S. A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated  statements of financial, economic, social and environmental activities, of changes in shareholders´ equity and of cash flows present fairly, in all material respects, the financial position of Ecopetrol S. A. and its subsidiaries (the “Company”) at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2009 in conformity with generally accepted accounting principles for Colombian Government Entities issued by the Contaduría General de la Nación.  Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the preparation and analysis of the differences existing between generally accepted accounting principles for Colombian Government Entities and accounting principles generally accepted in the United States of America, existed as of that date.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness referred to above is described in “Management's Report on Internal Control over Financial Reporting” appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2009 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management´s report referred to above.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2009).  We conducted our audits in accordance with generally accepted auditing standards in Colombia and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

To the Board of Directors
  and Shareholders of Ecopetrol S. A.
July 14, 2010

Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Accounting principles generally accepted for Colombian Government Entities vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effects of such differences is presented in Note 33 to the consolidated financial statements.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

To the Board of Directors
  and Shareholders of Ecopetrol S. A.
July 14, 2010

As described in “Management´s Report on Internal Control over Financial Reporting”, appearing under Item 15, management has excluded Refinería de Cartagena S. A. and Hocol Petroleum Limited from its assessment of internal control over financial reporting as of December 31, 2009, because they were acquired by the Company in purchase business combinations during 2009. We have also excluded these named subsidiaries from our audit of internal control over financial reporting. For the year ended December 31, 2009, Refinería de Cartagena S. A. and Hocol Petroleum Limited total assets represent 5% and 3%, respectively, and total revenues represent 13% and 6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2009, prepared in accordance with accounting principles generally accepted for Colombian Government Entities.

We do not express an opinion or any other form of assurance on management´s statement referring to the changes to be implemented to remediate the material weakness in the internal control over financial reporting.

/s/ PricewaterhouseCoopers Ltda.

Bogotá, Colombia

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

ERNST & YOUNG AUDIT LTDA.	/s/ Francisco J. González R. Francisco J. González R. Statutory Auditor Professional Card 13442-T Designated by Ernst & Young Audit Ltda. – TR 530

Bogotá, D.C., Colombia, February 15, 2008
(except for Notes 32 and 33 to which the date is May 30, 2008)

Ecopetrol S.A. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2009	2008
	(In millions of Colombian pesos)
Assets
Current Assets:
Cash and cash equivalents (Notes 2 and 3)	$3,562,119	$2,113,803
Investments (Notes 2 and 4)	462,258	3,749,919
Accounts and notes receivable, net (Notes 2 and 5)	2,969,120	5,877,282
Inventories, net (Note 6)	2,042,697	1,611,296
Advances and deposits (Notes 2 and 7)	3,018,779	2,248,122
Pension plan assets (Note 11)	-	80,263
Prepaid expenses (Note 8)	62,815	24,215
Total current assets	12,117,788	15,704,900
Non-current assets:
Investments (Notes 2 and 4)	3,710,739	8,688,320
Accounts and notes receivable, net (Note 5)	226,781	194,912
Property, plant and equipment, net (Note 9)	16,782,503	8,077,488
Natural and environmental resources, net (Note 10)	11,155,381	8,054,049
Advances and Deposits (Note 7)	253,681	271,121
Deferred charges (Note 12)	1,886,529	1,595,683
Other assets (Note 13)	3,034,698	935,978
Revaluations (Note 21)	6,391,417	5,179,961
Total assets	$55,559,517	$48,702,412
Liabilities and Shareholders’ Equity
Current liabilities:
Financial obligations (Note 14)	$437,081	$281,026
Accounts payable and related parties (Notes 2 and 15)	3,280,232	1,708,647
Taxes payable (Note 16)	2,433,022	3,906,468
Labor and pension plan obligations (Note 17)	165,463	129,658
Estimated liabilities and provisions (Notes 2 and 18)	1,154,415	673,973
Total current liabilities	7,470,213	6,699,772
Long-term liabilities:
Financial obligations (Note 14)	5,714,354	5,473
Accounts payable (Note 15)	51,154	-
Labor and pension plan liabilities (Note 17)	2,669,331	2,164,787
Estimated liabilities and provisions (Note 18)	3,411,977	2,542,791
Other long-term liabilities (Note 19)	2,731,220	2,426,921
Total liabilities	22,048,249	13,839,744
Non-controlling interest (Note 20)	941,311	242,951
Shareholders’ equity (Note 21 and see accompanying statement)	32,569,957	34,619,717
Total liabilities and shareholders’ equity	$55,559,517	$48,702,412
Memorandum accounts (Note 22)	$138,884,829	$118,874,631

The accompanying notes are an integral part of these consolidated financial statements

Ecopetrol S.A. and Subsidiaries

Consolidated Statements of Financial, Economic, Social and Environmental Activities

	Year ended December 31
	2009	2008	2007
	(In millions of Colombian pesos, except for the net income per share expressed in pesos)
Revenue (Note 23)
Local sales	$14,058,534	$21,597,999	$16,002,997
Foreign sales	16,345,856	12,298,670	6,645,820
FAEP	-	-	(316,497)
Foreign sales, net	16,345,856	12,298,670	6,329,323
Total revenue	30,404,390	33,896,669	22,332,320
Cost of sales (Note 24)	19,906,073	19,084,436	12,121,833
	10,498,317	14,812,233	10,210,487
Operating expenses (Note 25)
Administration	662,336	382,101	322,044
Selling	1,962,642	1,772,774	929,305
Operating income	7,873,339	12,657,358	8,959,138
Non-operating income (expenses)
Financial income, net (Note 26)	495,833	4,101,252	93,628
Pension expenses (Notes 17 and 27)	(595,157)	(1,144,925)	(1,090,343)
Inflation gain (Note 28)	22,355	30,473	41,132
Other (expenses) income, net (Note 29)	(545,526)	367,046	(938,251)
Income before income tax	7,250,844	16,011,204	7,065,304
Income tax (Note 16)
Current	1,948,819	3,611,020	2,006,484
Deferred tax	165,210	770,962	(120,972)
	2,114,029	4,381,982	1,885,512
Non-controlling interest	(4,761)	455	-
Net income	$5,132,054	$11,629,677	$5,179,792
Net income per share	$126.80	$287.35	$168.71

The accompanying notes are an integral part of these consolidated financial statements.

Ecopetrol S.A. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Colombian pesos, except the dividend per share)
Year ended on December 31, 2009, 2008 and 2007

	Subscribed and paid-in capital	Additional paid-in capital	Legal and other reserves	Incorporated Institutional equity and other	Surplus from equity method	Surplus from revaluations	Public accounting application effect	Retained earnings	Total Equity
Balance at December 31, 2007	$10,113,334	$3,850,814	$1,910,686	$108,730	$(2,271)	$5,647,382	$-	$5,179,792	$26,808,467
Distribution of dividends ($115 per share)	-	-	4,415	-	-	-	-	(4,658,755)	(4,654,340)
Subscribed capital receivable and additional paid-in capital	4,457	824,607	-	-	-	-	-	-	829,064
Addition to additional paid in capital – execution of warranties	-	3,855	-	-	-	-	-	-	3,855
Appropriation to reserves	-	-	517,639	-	-	-	-	(517,639)	-
Adjustment in translation of foreign subsidiaries and equity method	-	-	-	-	143,018	-	-	(3,398)	139,620
Addition to incorporated institutional equity	-	-	-	2,635	-	-	-	-	2,635
Surplus from revaluations	-	-	-	-	1,340,356	(1,479,650)	-	-	(139,294)
Devaluation in Property, Plant and Equipment	-	-	-	-	-	1,012,229	(1,012,229)	-	-
Pending responsibility rulings	-	-	-	814	-	-	(781)	-	33
Net income	-	-	-	-	-	-	-	11,629,677	11,629,677
Balance as of December 31, 2008	10,117,791	4,679,276	2,432,740	112,179	1,481,103	5,179,961	(1,013,010)	11,629,677	34,619,717
Distribution of dividends ($220 per share)	-	-	-	-	-	-	-	(8,903,953)	(8,903,953)
Subscribed capital receivable and additional paid-in capital	-	24,324	-	-	-	-	-	-	24,324
Addition to additional paid-in capital - execution of warranties	-	16,720	-	-	-	-	-	-	16,720
Surplus from revaluations	-	-	-	-	-	1,211,456	-	-	1,211,456
Devaluation in property, plant and equipment	-	-	-	-	-	-	714,205	-	714,205
Appropriation to legal reserve	-	-	1,163,072	-	-	-	-	(1,163,072)	-
Appropriation to investment reserves	-	-	1,563,692	-	-	-	-	(1,563,692)	-
Addition to incorporated institutional equity	-	-	-	43,350	-	-	-	-	43,350
Adjustment in translation of foreign subsidiaries and equity method	-	-	-	-	(288,956)	-	-	-	(288,956)
Unrealized Income								1,040	1,040
Net income	-	-	-	-	-	-	-	5,132,054	5,132,054
Balance as of December 31, 2009	$10,117,791	$4,720,320	$5,159,504	$155,529	$1,192,147	$6,391,417	$(298,805)	$5,132,054	$32,569,957

The accompanying notes are an integral part of these consolidated financial statements.

Ecopetrol S.A. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2009	2008	2007
	(In millions of Colombian pesos)
Cash flows from operating activities
Net income	$5,132,054	$11,629,677	$5,179,792
Adjustments to reconcile net income to cash provided by operating activities:
Deferred Income Tax, net	165,210	770,962	(120,972)
Depreciation of Property, Plant and Equipment	1,262,643	691,488	750,074
Amortizations
Natural Resources	1,274,979	947,788	572,743
Abandonment of installations	199,939	139,795	92,716
Actuarial Calculation	502,665	645,770	695,057
Intangibles	152,235	37,496	14,892
Deferred charges	94,288	73,343	173,883
Deferred monetary correction, net	(22,355)	(30,473)	(41,132)
Provisions
Accounts receivable	30,734	2,275	20,276
Inventories	33,161	49,380	115,944
Property, Plant and Equipment	127,826	-	1,790
Legal Proceedings	271,091	62,380	1,096,117
Other	-	103,062	-
Recovery of provisions
Inventories	(118,652)	(8,711)	(21,010)
Property, Plant and Equipment	(17,091)	(18,813)	-
Legal Proceedings	(83,258)	(832,788)	(281,507)
Other	(5,564)	(139,554)	(265,436)
Net changes in operating assets and liabilities
Decrease (increase) Debtors	2,030,376	5,946,536	(1,853,727)
Decrease (increase) Inventories	(291,819)	(237,710)	(397,365)
Decrease (increase) Deferred and other assets	(1,408,834)	(865,556)	1,198,025
(Decrease) increase Accounts payable	1,536,580	423,182	334,558
(Decrease) increase Taxes payable	(1,473,446)	988,828	855,264
(Decrease) increase Labor obligations	37,684	(9,246,210)	25,942
(Decrease) increase Estimated liabilities and provisions	(24,809)	(697,407)	1,258,884
Net cash provided by operating activities	9,405,637	10,434,740	9,404,808

Cash flows from investing activities
Payment in acquisition of companies, net of cash acquired	(1,082,580)	(1,275,049)	-
Purchase of investments	(7,939,870)	(27,801,568)	(33,328,213)
Investments redemption and sale	15,917,196	27,054,516	28,296,998
Investments in natural and environmental resources	(3,613,355)	(1,844,917)	(2,013,947)
Additions to Property, Plant and Equipment	(9,237,307)	(4,861,067)	(1,082,887)
Net cash used in investing activities	(5,955,916)	(8,728,085)	(8,128,049)

Cash flows from financing activities
Non-controlling interest	698,360	242,950	-
Financial obligations	6,140,588	106,942	-
Debts from credit and financing operations	21,205	128,778	(39,305)
Received from associates – capitalization	41,044	832,919	5,359,968
Payment of dividends	(8,902,602)	(4,654,340)	(4,475,399)
Net cash provided (used) by financing activities	(2,001,405)	(3,342,751)	845,264

Net increase (decrease) in cash and cash equivalents	1,448,316	(1,636,096)	2,122,023
Cash and cash equivalents at beginning of year	2,113,803	3,749,899	1,627,876
Cash and cash equivalents at end of year	3,562,119	2,113,803	3,749,899

The accompanying notes are an integral part of these consolidated financial statements

	2009	2008	2007
Attachment 1 – Cash and cash equivalents detail
Cash	$82	$408	$399
Banks and savings entities	1,508,846	1,395,199	1,160,069
Special and in-transit funds	1,690,815	703,577	123,251
Temporary investments	362,376	14,619	2,466,180
Total cash and cash equivalents	$3,562,119	$2,113,803	$3,749,899

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(Amounts expressed in millions of Colombian pesos, unless otherwise stated, except amounts in other currencies, exchange rates and income per share, which are expressed in unit pesos – throughout these financial statements pesos or Ps refer to Colombian pesos and U.S. Dollar refers to United States Dollar)

1.	Economic Entity and Principal Accounting Policies and Practices

Reporting Entity

Ecopetrol S.A. (hereinafter Ecopetrol or the Company) was organized by Law 165 of 1948 and transformed through Extraordinary Decree 1760 of 2003 (added by Decree 409 of 2006) and Law 1118 of 2006 into a state-owned Company by shares and then into a mixed economy entity of a commercial character, at national level, related to the Ministry of Mines and Energy, for an indefinite period. Ecopetrol’s corporate purpose is the development, in Colombia or abroad, of commercial or industrial activities corresponding to or related with exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products and associated products, and of subsidiary operations, connected or complementary to these activities in accordance with applicable regulations. Ecopetrol’s principal domicile is Bogotá, D.C. and it may establish subsidiaries, branches and agencies in Colombia or abroad.

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

Law 1118 of December 27, 2006 changed the legal nature of Ecopetrol S.A., and authorized the Company to issue shares to be placed in the equity market and acquired by Colombian individuals or legal entities. Once the shares were issued and placed, corresponding to 10.1% of the authorized capital, at the end of 2007, the Company became a Mixed Economy Entity of a commercial nature, at a national level, controlled by the Ministry of Mines and Energy.

Ecopetrol entered into a deposit agreement with JPMorgan Chase Bank, N.A., as depositary, for the issuance of ADRs evidencing ADSs.  Each of the ADSs will represent 20 of Ecopetrol’s common shares or evidence of the right to receive 20 of Ecopetrol’s common shares.

On September 12, 2008, Ecopetrol submitted to the Securities and Exchange Commission of the United States (the “SEC”) an application to register the Company and to register and list the Company’s ADSs evidenced by ADRs on the New York Stock Exchange (NYSE).  The Company’s ADSs began trading on the NYSE under the symbol “EC” on September 18, 2008.

On December 3, 2009, the National Commission for the Surveillance of Companies and Securities of Peru – CONASEV approved the listing of Ecopetrol’s ADRs on the Lima Stock Exchange and the registration of such securities with the Public Registry of the Securities Market.  The ADRs began trading on the Lima Stock Exchange on December 4, 2009 under the “EC” symbol.

By means of a private document issued by Ecopetrol S.A.’s legal representative on February 13, 2008, which was registered with the Chamber of Commerce of Bogotá, it was announced that the Group of Companies comprising the Ecopetrol Corporate Group are the parent Company Ecopetrol S.A. and its subsidiaries Black Gold Re Limited, Ecopetrol Oleo é Gas do Brasil Ltda., Ecopetrol del Perú S.A. and Ecopetrol America Inc. Subsequent thereto, the following companies were also incorporated into the Group of Companies: Andean Chemicals Ltd., the parent Company of Bioenergy and investor in Propilco S.A., which in turn is the parent Company of Compounding and Masterbatching Industry Ltda (“COMAI”).

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Likewise, during 2009, by means of private documents issued by Ecopetrol S.A.’s legal representative, which were subsequently registered with the Chamber of Commerce of Bogotá, ODL Finance, the parent Company of ODL; Hocol Petroleum Limited, the parent Company of Homcol Cayman Inc and Hocol Limited (whose branch office in Colombia is Hocol S.A.); Ecopetrol Transportation Company, the parent Company of Ecopetrol Pipelines International Ltd.; Ecopetrol Global Energy; and Refinería de Cartagena S.A. were all incorporated into the Group of Companies.

The subsidiaries consolidated by Ecopetrol are:

Subsidiaries	Participation Percentage ECP	Activity	Subsidiaries
Ecopetrol Oleo é Gas do Brasil Ltda.	100	Exploration, exploitation, transportation, storage, distribution and selling of hydrocarbons, by-
Ecopetrol del Peru S.A.	100	products and products, as well as investigation,	-
Ecopetrol America Inc.	100	development and selling of energy sources
Black Gold Re Ltd.	100	Manage all business associated with the total or partial, direct or indirect execution of insurance and reinsurance of Ecopetrol’s and of its affiliate and/or subsidiary Company risks.	-
Andean Chemicals Ltd.	100	Manage all business associated with Ecopetrol’s, Propilco’s and its affiliate companies’ operations.	Bioenergy S.A. Refinería de Cartagena Propileno del Caribe
ODL Finance S.A.	65	Design, construct, operate, sell, exploit and be the direct or indirect owner of crude oil pipeline systems for hydrocarbon transportation of private use in Colombia.	ODL S.A. ODL - Colombia Branch office
Propilco S.A.	100	Production and selling of polypropylene resin	Comai S.A.
Bionergy S.A.	80	Construction and operation of bio-fuel production plants, and others related	-
Ecopetrol Global Energy	100	Investment vehicle.	Ecopetrol America Inc
Ecopetrol Transportation Company Limited	100	Investment vehicle.	Ecopetrol Pipelines International Limited
Ecopetrol Pipelines International Limited	100	Investment vehicle.	-
Oleoducto Central S.A. - Ocensa	60	Crude oil transportation through pipelines.	-
Refineria de Cartagena S.A.	100	Hydrocarbons refining, selling and distribution.	-
COMAI - Compounding and Masterbatching Industry Ltda.	100	Manufacture of polypropylene compounds and master batches for a wide range of uses.	-
			Hocol Limited
Hocol Petroleum Limited	100	Investment vehicle.	Hocol S.A.
			Homcol Cayman Inc
Oleoducto de Colombia S.A. – ODC	66	Crude oil transportation through pipelines.	-

Each subsidiary’s individual financial statements as of December 31, 2009, 2008 and 2007 were used to prepare the consolidated financial statements.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The Company and its subsidiaries conduct their exploration and production operations through association contracts or other types of contracts, as follows:

	Number of contracts
Contract Type	Ecopetrol S.A.	Hocol Petroleum Ltd.	Ecopetrol Oleo é Gas do Brasil Ltda.	Ecopetrol America Inc.	Ecopetrol del Perú S.A.
Exploration	51	9	9	22	5
Production	46	9	-	1	-
Discovered, undeveloped fields	20	-	-	-	-
Sole risk	15	1	-	-	-
Incremental production	5	1	-	-	-
Production service with risk	3	-	-	-	-
Business collaboration	2	-	-	-	-
Services and technical collaboration	1	-	-	-	-
	143	20	9	23	5

Ecopetrol carries out production operations in 270 fields, of which it is the operator in 100 fields and 170 fields are operated by third parties.

Ecopetrol Oleo é Gas do Brasil Ltda has entered into nine exploration contracts, six of which are operated by Petrobras, one of which is operated by Hess, one of which is operated by Repsol and one of which is operated by Andarko.

Ecopetrol America Inc. has a 9.2% participation in a production contract known as “K2” located in the Gulf of Mexico, which is operated by Anadarko.

Ecopetrol del Peru S.A. has three exploration contracts known as “101”, “134” and “158” which are operated by Talisman and two exploration contracts known as “110” and “117” which are operated by Petrobras Energía del Peru S.A.

Principal accounting policies and practices

The Contaduría General de la Nación or CGN adopted new accounting principles for Colombian state-owned entities in September 2007. These accounting principles are known as the Régimen de Contabilidad Pública (Regime of Public Accounting or RCP). Pursuant to CGN Communication No. 20079-101345 of September 28, 2007, RCP became effective for Ecopetrol beginning with fiscal year ended December 31, 2008. Ecopetrol’s consolidated financial statements at and for the years ended December 31, 2009 and 2008 have been prepared under RCP. Ecopetrol’s consolidated financial statements for all prior years were prepared under the Plan General de Contabilidad Pública (General Governmental Accounting Plan or PGCP), the former accounting principles issued by the CGN for Colombian state-owned entities. Both RCP and PGCP are referred to herein as Colombian Government Entity GAAP.

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Pursuant to current regulations promulgated by the CGN, as from December 31, 2009 Ecopetrol applies the indirect method to prepare its Statement of Cash Flows instead of the direct method which had been applied to date. This change brings local reporting standards into conformity with financial statements prepared under U.S. GAAP.  This change in methodology does not have any financial impact and is consistent with the local and international accounting regulations. For comparison purposes, the Company’s Statement of Cash Flows for fiscal year ended December 31, 2008 and 2007 has been prepared under the indirect method with the appropriate reclassifications.

Principles of Consolidation

The consolidated financial statements include those of Ecopetrol (as Home Office), Black Gold Re Ltd., Oleo é Gas Do Brasil Ltda., Ecopetrol del Perú S.A., Ecopetrol America Inc., Andean Chemical Ltd., ODL Finance S.A., Propilco S.A., Bioenergy S.A., Ecopetrol Global Energy, Ecopetrol Transportation Company Limited, Ecopetrol Pipelines International Limited, Oleoducto Central S.A. (OCENSA), Refinería de Cartagena S.A. (“Reficar”), Compounding and Masterbatching Industry Ltda (COMAI), Hocol Petroleum Limited and Oleoducto de Colombia S.A. (ODC) (collectively, “the Subsidiaries”), where Ecopetrol combined direct and indirect, participation, is 100%, 100%, 100%, 100%, 100%, 65%, 100% , 80%, 100%, 100%, 100%, 60%, 100%, 100%, 100%, 66% , respectively. These financial statements were consolidated line by line and all transactions and significant intercompany balances between companies have been eliminated.

Presentation Basis

The preparation of the financial statements was carried out under Colombian Government Entity GAAP standards and principles issued by the CGN and other legal provisions. These principles may differ in certain aspects from those established by other standards and other control authorities and the opinions on specific matters issued by CGN prevail over other regulations. The accrual method was applied for the accounting recognition of financial, economic and social facts.

In accordance with the rules for the inspection, supervision, and/or control of Ecopetrol, a normative decision-making structure was established to define the accounting treatment of operations not envisaged by the CGN, which is as follows:  i) Principal and permanent inspection, supervision, and control:  Residential Public Services Superintendency; ii) Residual control:  Companies Superintendency and iii) Concurrent control:  Financial Superintendency, on the activities of the Company in its capacity as issuer in the stock market.  International Financial Reporting Standards (IFRS) are used to measure the normative gap and the accounting principles generally accepted in the United States are applied to operations related to crude oil and natural gas.

Segments

In order to assess the financial results of the Company, the Board of Directors has divided the Company’s activities into five segments: Exploration and Production; Refining; Transportation; Market and Supply, and Corporate. The segments are divided for administrative reasons, and we are not required to disclose information by segments under RCP.

Materiality Concept

An economic fact is material when, due to its nature and amount and the circumstances that surround it, its knowledge or ignorance can significantly alter the economic decisions of the users of the financial information.

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Use of Estimates

The preparation of the consolidated financial statements in accordance with RCP requires that management make estimates and assumptions that could affect the recorded amounts of assets, liabilities, results of activities and the attached notes. These estimates are carried out in accordance with technical criteria pursuant to regulations and current legal provisions. Actual or market values could differ from such estimates.

Transactions in Foreign Currency

Transactions in foreign currency are entered into in accordance with applicable regulations and they are recorded at appropriate exchange rates on the transaction date. Balances denominated in foreign currency are reflected in Colombian pesos at the representative market exchange rates of $2,044.23, $2,243.59 and $2,014.76 per US$1 at December 31, 2009, 2008 and 2007, respectively.

The adjustment for exchange differences generated by foreign currency assets and liabilities is recorded against results of operations, except when such adjustment is charged to capital investments in controlled entities, in which case the equity is accounted.

Pursuant to RCP, the financing costs (including foreign financing costs) associated with assets purchased under construction form part of the overall costs of these assets until they are ready to use.

The Company in developing its crude oil exploration and production activities can freely deal in foreign currency provided that it complies with the provisions of the exchange regime.

With respect to those subsidiaries whose financial statements were originally presented in a currency other than the Colombian peso, the financial statements were first converted to U.S. dollars and then to Colombian pesos.  Market exchange rates at December 31, 2009, 2008 and 2007, as the case may be, were used to translate balance sheet accounts, weighted average exchange rates were used to translate income statement accounts and historical exchange rates were used to translate equity statement accounts.

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

For the purpose of presentation, investments which have maturities of less than ninety (90) days are regarded as cash equivalents and are treated as liquidity management investments.

Cash from operations with business partners corresponds to advances from both Ecopetrol and its business partners in the agreed upon participation percentages set for in the relevant joint venture contract, which will be managed in a joint exclusive-use bank account.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Financial Derivative Instruments

The Company enters into hedging agreements to protect itself from the fluctuations of international crude oil prices and exchange rates. The difference between amounts paid and income received under hedging operations is recognized as financial income or expense in the statements of financial, economic, social and environmental activities. Ecopetrol does not use these financial instruments for speculative purposes.

Hedging operations are carried out with banks and other counterparties with a credit risk rating higher than or equal to A+.

The Company makes periodic evaluations based on the market risk of hedging operations, and together with the Board of Directors and Risk Department determines the need for extension or early termination of the subscribed contracts, when the result is ineffective vis-á-vis the hedged items. In the event of settlement, the financial and contractual effects are recognized in the results of operation, as established by RCP.

Investments

The investments are classified as: i) Liquidity Management Investments, ii) Investments for Policy Purposes and, iii) Equity Investments.

Liquidity management investments correspond to resources invested in debt and equity securities with the objective of obtaining profits through short term price fluctuations. Their initial recording corresponds to their historical cost and they are updated based upon valuation methodologies issued by the Colombian Finance Superintendency.

Policy purpose investments are made up of debt securities of national or foreign entities, acquired in compliance with macroeconomic or internal policies of the entity, which include investments held through their maturity date and those available for sale, the former being those which are kept for at least one (1) year as of the first day on which they were classified for the first time, or when they were reclassified.

Investments held to maturity are updated based on the Internal Rate of Return (IRR) included in the methodologies adopted by the Finance Superintendency and the investments for the purpose of macroeconomic policy and available for sale should be updated based on methodologies adopted by the Finance Superintendency for tradable investments.

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Equity investments in non-controlled entities include shares of low or minimum liquidity or without any trading on an exchange which do not permit any type of control or to exert significant influence and are recognized at historical cost; their updating arises from the periodic comparison of the cost of the investment to its net book value or its value in the stock market.

In accordance with the Technical Standard Related to Assets of the RCP, the investments made in foreign currency should be recognized applying the representative market rate (TRM) of the transaction date. The value must be re-expressed periodically based on the TRM. For foreign subsidiaries, the equity method should be applied in Colombian pesos, following the translation of the financial statements.

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

It is only possible to write-off accounts and notes receivable against the provision for doubtful accounts when there is reasonable legal certainty of the total or partial loss of the asset.

Inventories

Inventories include assets extracted, transformed and acquired for any reason, to be sold, intended for transformation and consumed in the production process, or as a part of services rendered. Ecopetrol uses the perpetual inventory system to account for raw materials.

Inventories are recorded at historical costs or at purchase cost, which includes direct and indirect charges incurred to prepare the inventory for sale or production conditions.

This valuation is measured under the weighted average method, considering the following parameters:

•	Crude oil and natural gas inventories for the Company’s own production, at production cost.
•	Crude oil purchases, at acquisition costs, including transportation and delivery costs incurred.
•	Finished goods inventory, at total production costs (at each refinery).
•	Work in progress inventory, at production costs.
•	Raw material inventory, at weighted average cost.

Raw materials and supplies in joint ventures are controlled by the operator and reported in a joint account at acquisition costs (recorded in the original currency at average costs). Inventory consumptions are charged to the joint venture as expense or property, plant and equipment or natural environmental properties, as appropriate.

Additionally, inventories are valued at the lower of market value and average cost; and at the actual cost incurred for in-transit inventories. At the end of the year, provisions are calculated to recognize impairment, obsolescence, excess, slow-moving or loss of market value.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are recorded at the historical cost, adjusted for inflation until 2001, which includes financial expenses and exchange differences from foreign currency financing incurred until the asset is placed in service. When an asset is sold or retired, the adjusted cost and accumulated depreciation are written off and any gain or loss is recognized in results of operations.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Depreciation is calculated on the total acquisition cost using the straight-line method, based on the assets useful life. Annual depreciation rates used are:

%
Buildings and pipelines	5
Plants and equipment	10
Transportation equipment	20
Computers	33.3

Regular disbursements for maintenance and repairs are included in expenses. Significant disbursements which improve efficiency or extend asset’s useful life are capitalized.

Until 2007, devaluation had been recorded as the lesser value of the revaluations of assets and in equity without effect on the results of the period.  However, in compliance with RCP, for 2008 revaluations were reclassified to the equity account known as “Effect of the Application of the Rules for Public Accounting”. Beginning in 2009, devaluation of property, plant and equipment is charged to results.

Natural and Environmental Resources

The Company applies the internationally recognized successful efforts method of accounting for investments in exploration and production areas. The acquisition of geological and geophysical seismic information is expensed as incurred, before the discovery of proved reserves. Acquisition costs are capitalized until the time in which it is determined if exploration drilling was successful. If exploration drilling results are unsuccessful, all incurred costs are expensed Once a project is sanctioned for development, the accumulated acquisition and exploration costs are transferred to the oil investments account. Costs capitalized also include asset retirement cost. Asset and liability balances related to asset retirement costs are updated annually. Production and support equipment are accounted for on a cost basis and are part of the Property, Plant and Equipment subject to depreciation.

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

When it is determined that a well located in an exploration zone has no proved reserves, it is considered a dry or not commercial well and accumulated costs are expensed in the same period this is known. Costs incurred in geology, seismic and similar activities are recorded in the income statement when incurred.

The estimation of hydrocarbon reserves is subject to several uncertainties inherent to the determination of the proved reserves, production recovery rates, the timeliness in which investments are made to develop the reservoirs and the degree of maturity of the fields.

Support equipment and other property and equipment are depreciated over their estimated useful lives.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Upon the retirement of a complete unit of a proved field, costs and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. Upon the retirement of a partial unit of a proved field, costs are charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized as income. The Company does not sell any interest in properties.

The Company recorded as reserves within the account “natural and environmental resources” the Nation’s contributions represented by crude oil and natural gas reserves derived from the reversion of concessions of oilfield areas in favor of the Nation, given prior to the effectiveness of Decree 1760 of 2003. Reserves were valued according to the technical-economic model where the value per barrel resulted from the relation between net present value at a discount rate and total proved reserves on the contribution date. Depletion is calculated using the units of production method.

Since Ecopetrol became an issuer in the Bolsa de Valores de Colombia (BVC) and the NYSE, the Company has used the methodology approved by the SEC for the calculation of reserves.  On December 31, 2008, the SEC issued a final rule revising disclosure requirements relating to oil and gas reserves as contained in Rule 4-10(a) of Regulation S-X.  Under the new SEC rule, reserves are required to be estimated by applying (x) the unweighted arithmetic average of the first-day-of-the-month price for each month within the year to (y) year-end quantities of proved reserves (the “SEC average price methodology”).  Prior to this revision, the SEC required reserves to be estimated by applying (x) the year-end WTI price to (y) year-end quantities of proved reserves (the “SEC year-end price methodology”).  The Company’s proved reserves as of December 31, 2009 are based on the SEC average price methodology for U.S. GAAP purposes, which mirrors the average price methodology used by the Company in Colombia during this period. The Company’s proved reserves as of December 31, 2008 are based on the SEC year-end price methodology for purposes of U.S. GAAP which mirrors the year-end price methodology used by the Company in Colombia during this period.  However, the Company’s proved reserves as of December 31, 2007 are estimated using average prices methodology used by the Company and under the SEC year-end price methodology for U.S. GAAP purposes.  As a result, the quantity of proved reserves for this period differs from the estimated quantities of proved reserves in accordance with the SEC year-end methodology.  See Note 33 herein for a discussion of the differences between Colombian Government Entity GAAP and U.S. GAAP.

On March 7, 2007, Decree 727 was issued replacing Decree 2625 of 2000, which includes regulations related to reserves valuation and accounting for hydrocarbons reserves of the Nation in the Company’s financial statements. In addition, it orders Ecopetrol to register the value of the hydrocarbons exploration or production rights that it owns. This recording is carried out in memorandum accounts in compliance with the opinion issued by the CGN; however, these memorandum accounts are not part of the Company’s balance sheet.

Impairment of Long-Lived Assets

At the end of each year, the net value of long-lived assets held and in use is reviewed, including those to be dismantled or when circumstances or changes occur indicating that the book value may not be recoverable. The recording of provisions usually coincides with the formalization of an action plan by Ecopetrol, including, among others, the offer of such assets to third parties.

Deferred Charges

Deferred charges include deferred income tax, which results from the temporary differences arising due to the different ways of determining book profit and taxable income at the end of each period.

They also include the investments made while negotiating the business collaboration contract between Ecopetrol and Schlumberger for the purpose of obtaining incremental production in the Casabe field. Such investments are amortized based on the units-of-production of the field.  In addition, they include the costs incurred in the Sensor (SAP) project, which costs are amortized using the straight line method over five (5) years.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Monetary correction attributable to non-monetary accounts (including equity) related to exploration and development activities, was recorded as a deferred asset or liability through December 31, 2001 and is transferred to results during the amortization and/or depreciation period of the assets originating it.

Other Assets

Other assets includes goodwill, which corresponds to the difference between the value of purchase of the equity investments in controlled entities and their net book value, which reflects the economic benefits hoped to be achieved from the investment, originating in good name, specialized personnel, reputation of privileged credit, prestige due to sale of better products and services, favorable location and expectations of new businesses, among others.

Goodwill is amortized based on generally accepted methodologies during the term in which the investment recovery is expected, which are reviewed and updated annually based on actual results and future projections applied to investments.

Intangible assets are defined as immaterial goods or goods with no material existence, which may be identified and controlled and from which future use, exploitation, economic benefits or service might be obtained under reliable monetary measurements.

Software, licenses, patents, and rights, among others, are recognized as intangibles under the “other assets” heading for their acquisition, development or production cost. Intangible assets are amortized during (i) periods when it is expected that benefits will be derived from the incurred costs and expenses or (ii) during the term of legal or contractual coverage.

Advances received from Ecogas to cover Build, Operate, Maintain and Transfer (BOMT) obligations

Pursuant to specific instructions from CGN, as a result of the sale of Ecogas by the National Government, the Company recognized as deferred income the net present value of the future payments scheme, in connection with Ecopetrol’s liability related to BOMT contractors. These liabilities are due in 2017, the year when these contractual obligations end.

Revaluations

a.	Investments

Revaluations and surplus from revaluations correspond to the difference between the historical cost and the intrinsic value or the price quoted on a stock exchange.

b.	Property, Plant and Equipment

Valorizations and valorization surplus of property, plant and equipment in the equity correspond to the difference between net book value and the market value for real estate or the current value in use for plant and equipment, determined by specialists registered with the Colombian Real Estate Association or by suitable technical personnel, respectively.

Following the guidelines established by the CGN under the RCP, the methodology used to appraise property, plant and equipment is the current value of the assets in use by going businesses (VAU as per its acronym in Spanish) for economic valuation of assets, considering current facilities condition and their useful lives in terms of production capability and ability to generate income.  The revaluation of the property, plant, and equipment includes the excess difference between the respective appraisal value of these assets and their net book value.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Updating the appraisal of movable assets is not mandatory when their historic cost, considered individually, is lower than 35 current monthly legal minimum wages. Additionally, updating the appraisal of property, plant and equipment as located in high risk areas is not mandatory.

Financial Obligations

In accordance with RCP, public credit operations correspond to any action or contracts which, under compliance with legal regulations on public credit, are addressed to supply the Company with resources, goods and services under specific payment terms such as loans, issue and placement of bonds and public credit securities, and vendors’ credit.

In regard to loans, public credit operations must be recorded for the actual disbursed amount while bonds and securities placed are recorded for their nominal amount.

Accounts Payable – Suppliers

Correspond to obligations incurred by Ecopetrol with third parties in order to comply with its corporate purpose.

Income Tax

The provision for income tax was calculated at the official rate of 33% in 2009 and 2008 and at the official rate of 34% in 2007, respectively, on the greater of presumptive or taxable income by the accrual method.

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

The Company uses the special deduction for investment in real productive fixed assets equivalent to 40% of the effective investment carried out during the fiscal year. If such assets are sold, or they are no longer used in income producing activity prior to the expiration of their useful lives, the Company must reimburse the proportional value of the deduction taken during the remaining productive lives of the assets in the income tax return corresponding to the fiscal period in which such fact arises.

Labor and Pension Obligations

The system for salaries and fringe benefits for Ecopetrol personnel is governed by the Collective Labor Agreement 01 of 1977, and in the absence thereof, by the Labor Code. In addition to fringe benefits, Ecopetrol employees are entitled to receive additional benefits covered by previous regulations that depend on the place, type of work, length of service, and basic salary. Annual interest of 12% is paid on accumulated severance amounts in favor of each employee and the payment of indemnities is provided for when special circumstances arise that result in the non voluntary termination of the contract, and in periods other than the qualifying period.

The actuarial calculation includes active employees with indefinite term contract, pensioners and heirs, for pension, health care and education plan; it likewise includes pension bonuses for temporary employees, active employees and voluntary retirements.

All social benefits of employees who joined the Company before 1990 are the direct responsibility of Ecopetrol, without the involvement of the Colombian social security entity or institution. The cost of health services of the employee and his/her relatives registered with the Company is determined by means of the morbidity table, prepared on the basis of facts occurring during 2009. Likewise, the experience of Ecopetrol is considered for the calculation of educational allowances, based on the annual average cost of each business segment, subdivided in accordance with the class of studies: pre-school, primary, high school and university.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

For employees who joined the Company as of the effectiveness of Law 50 of 1990, the Company makes periodic contributions for severance, pensions and labor related injuries to the respective funds that assume all these obligations. Likewise, Law 797 of January 29 of 2003 determined that Ecopetrol employees who joined the Company as of January 29, 2003 will be subject to the provisions of the General Pension Regime.

Pursuant to Decree 941 of 2002, once the actuarial calculation was approved by the Ministry of Finance in October 2008 and the mechanism for transfer (“commutation”) of the corresponding liability was approved by the Ministry of Social Protection on December 29, 2008, the Company as of December 31, 2008 transferred (“commuted”) the amounts corresponding to its pension liabilities, to autonomous pension trust funds (PAP). The amount transferred as of December 31, 2008 was $10,092,528 million, which also implied removing the pension trust fund assets and their corresponding pension liabilities for the same amount from the balance sheet and transferring them to the memorandum accounts.

The transferred funds, as well as their earnings, cannot change their destination nor be restored to the Company until all the pension obligations have been fulfilled.

The transferred liabilities correspond only to the pension obligations; those relating to health care and education services remain Ecopetrol’s direct obligations.

Purchase of hydrocarbons

The Company purchases hydrocarbons that the ANH receives from all the production in Colombia, at prices established according to section four of Law 756 of 2002 and Resolution 18-1709 of 2003 of the Ministry of Mines and Energy, considering the international prices of reference.

Additionally, it purchases hydrocarbons both from partners as well as from other producers in Colombia and abroad to meet the needs and operating plans of the Company.

Recognition of Income

Income from crude oil and natural gas sales is recognized at the time of transfer of title to the buyer, including its risks and benefits. In the case of refined and petrochemical products, income is recognized when products are shipped by the refinery; subsequently, they are adjusted in accordance with the volumes actually delivered. Income from transportation services is recognized when products are transported and delivered to the buyer in accordance with sale terms. In other cases, income is recognized at the time it is earned and a true, probable and quantifiable right to demand its payment arises.

Late payment interest income on the collection of accounts receivable is recognized following prudence and realization principles.

Starting in March 2007, price differentials for gasoline and diesel are granted by the Nation to refiners such as Ecopetrol, as provided in Law 1111 of 2006 (Budget Law). Income from said price differentials corresponds to the difference between the regulated price and the international parity price and was recorded by the Company in 2008 in accordance with the Ministry of Mines and Energy Resolution No. 181496 of September 2008, which replaced resolution 180414 of March 2007. Under the new resolution, interest income relating to these price differentials was recorded for 2008. In addition, in 2008, both the value of and interest on the price differential were calculated in U.S. dollars, generating a net gain due to the difference in the Colombian peso/U.S. dollar exchange rate. Furthermore, Resolution 182439 and Decree 4839 of December 2008 established the procedure for the recognition of the price differentials when the amount is negative (the difference between the parity price and the regulated price is negative).

In 2009, the price differential and related interest income was again calculated in Colombian pesos, including the recognition of interest related to these price differentials.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Cost of Sales and Expenses

Costs are recognized at their historic value both for goods purchased for sale, goods produced for sale and services rendered. Costs are disclosed according to the sale operation generating such cost.

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

Abandonment of Fields

The Company recognizes the liability for future environmental obligations and its corresponding entry is capitalized as a greater value of natural and environmental resources assets. The estimation includes plugging costs and abandonment of wells, dismantling of facilities and environmental recovery of areas and wells. Amortization is imputed to production costs, using the technical units-of-production method based on proved developed reserves. Changes resulting from new estimates of the liability for abandonment and environmental restoration are capitalized to the respective asset. The related liability is estimated in foreign currency and is adjusted for exchange difference at the end of each year as a greater or lesser value of the asset.

Since the extension of certain association contracts, the abandonment costs are assumed by the associates in the percentages of participation established in each contract.  Ecopetrol has not allocated funds in order to cover these obligations, with the exception of association contracts Casanare, Cravo Norte, Guajira and Cravo Norte Pipeline; however, regarding these contracts, the Company is required to cover all costs arising from abandonment-related activities before the contracts were extended.

Accounting for Contingencies

As of the date of these consolidated financial statements, conditions that result in losses for the Company might exist, which will only be known if future specific circumstances arise. Management, the legal Vice Presidency and legal counsel evaluate these situations based on their nature, the likelihood that they will materialize, and the amounts involved, to decide on any changes to the amounts accrued and/or disclosed. This analysis includes current legal proceedings against the Company.

After the change to RCP in 2007, the Company began adjusting the methodology used to evaluate its legal proceedings and any contingent liability there under.  Such methodology was completed in 2008 and is based on the credit system of the Nation, which is used by the Ministry of the Interior and of Justice.  Prior to October 31, 2008, Ecopetrol recognized its legal proceedings under the methodology it had used in the past; however, the new methodology was applied at December 31, 2008.

Risks and Uncertainties

The Company is subject to certain operational risks which are customary to the oil and gas industry in Colombia, such as terrorism, product theft, crude oil international price changes, environmental damages, and variations in the estimations of hydrocarbon reserves.

Net Income per Share

Net income per share is calculated based on the weighted average of outstanding shares of the Company during the year.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Memorandum Accounts

These accounts represent facts or circumstances from which rights or obligations could derive and affect the Company. However, Memorandum Accounts are not included in the Company’s balance sheet.

Reclassifications

Certain figures in the financial statements of 2008 and 2007 were reclassified for comparative purposes with those of 2009, as a result of the establishment of new accounting parameters resulting from the operational reorganization of certain areas, such as those related to administrative resources, operating expenses, costs of sales and RCP modifications to Colombian Government Entity GAAP.

2.	Assets and liabilities denominated in foreign currency

Transactions and balances in foreign currency are translated into Colombian pesos at the exchange rate certified by the Finance Superintendency of Colombia.

At December 31, 2009 and 2008, the consolidated financial statements of Ecopetrol included the following assets and liabilities denominated in foreign currency (which are translated into Colombian pesos at the closing exchange rates, $2,044.23 and $2,243.59 for US$1, for 2009 and 2008, respectively).

	2009		2008
	Thousands of US$ dollars	Equivalent millions of COP	Thousands of US$ dollars	Equivalent millions of COP

Assets:
Cash and cash equivalents	1,133,720	$2,317,585	1,504,857	$3,376,282
Investments	1,602,179	3,275,223	4,243,339	9,520,313
Accounts and notes receivables	792,713	1,620,487	1,930,970	4,332,305
Advances and deposits	120,923	247,194	171,040	383,744
Other assets	713,950	1,459,478	-	-
	4,363,485	$8,919,967	7,850,206	$17,612,644
Liabilities:
Financial obligations	1,601,090	$3,272,996	103,171	231,473
Estimated liabilities and provisions	1,519,417	3,106,037	926,695	2,079,124
Accounts payable	607,508	1,241,886	347,957	780,670
Other liabilities	503,388	1,029,041	557,331	1,250,422
	4,231,403	$8,649,960	1,935,154	$4,341,689
Net Asset Position	132,082	$270,007	5,915,052	$13,270,955

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

3.	Cash and cash equivalents

	2009	2008
Banks and saving entities	$1,508,846	$1,395,199
Special and revolving funds (1)	1,690,815	703,577
Cash	82	408
Sight investments (2)	362,376	14,619
	$3,562,119	$2,113,803

(1)
Includes savings in special funds in local and foreign currencies in the amount of $1,690,781 (2008 - $698,980) and investments in overnight operations in the amount of $34 (2008 - $4,597).  The year-to-year difference results from higher liquidity needs to support new business opportunities during the first quarter of 2009.

(2)
Represented by trust rights and time deposits of $167,403 from Reficar, $124,271 from Hocol, $54,366 from Ocensa, $6,790 from Oleoducto de Colombia, $6,865 from Propilco, $2,373 from Ecopetrol Oleo e Gas do Brasil, $305 from Ecopetrol, and $3 from Bioenergy.

Restrictions on banks and corporations

Payment made by Ecopetrol to the Neuro Science Center of Cuba for US$98,447 is currently withheld by the ABN bank, Miami Agency (now Banco Itau Internacional) as part of the embargo of the United States against Cuba following the Office of Foreign Assets Control (OFAC) regulations.

4.	Investments

	2009	2008
Current:
Fixed yield:
Investment Funds administered by third parties (1)	$197,485	$2,077,218
Bonds and securities of private or foreign entities (1)	60,330	1,099,487
Trust Funds	77,929	326,941
Bonds issued by the Colombian Government	126,375	224,053
Specific destination Funds – Legal Contingencies	-	10,212
Treasury Securities – TES	-	6,970
Time deposits	-	5,038
Other investments	139	-
Total Current	$462,258	$3,749,919

Long Term:
Variable yield - Shares (3)	$777,503	$2,404,695
Fixed yield:
Bonds and securities of foreign entities	1,834,779	5,094,596
Bonds issued by the Colombian Government	602,039	754,054
Specific destination Funds – Legal Contingencies	380,463	378,461
Treasury Securities- TES	94,252	56,529
Other investments (2)	21,703	-
	3,710,739	8,688,335
Less: Provision for investments protection	-	(15)
Total Long term	$3,710,739	$8,688,320

(1)	During year 2009 an amount of US$839 million was collected from deposits in three investment funds which have been destined to working capital and new acquisitions of the Company.
(2)
Corresponds to the remaining resources in amount of $21,584 derived from the production of the Teca Field – Cocorná Association Contract, which are currently held in trust waiting for the decision of the Arbitration Court on the continuity of the association contract with Mansarovar Energy Colombia Ltd.

(3)	A summary of long-term investments of variable yield as of December 31, 2009, valued under the cost method, is set forth below:

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

	Number of shares and/or quotas	Participation percentage	Valuation date	Historical Cost	Intrinsic / Market Value	Revaluations (provisions)
STRATEGIC
Sociedad Portuaria de Olefinas	249,992	49.99	Dec-2009	$317	$417	$100
Zona Franca de Cartagena S.A.	244	8.18	Dec-2009	239	669	431
Sociedad Portuaria del Dique	10	0.5	Dec-2009	5	8	3
Total strategic				$561	$1,094	$534

NON STRATEGIC
Empresa de Energía de Bogotá	6,310,980	7.35	Nov-2009	$169,421	$503,027	$333,606
Interconexión Eléctrica S.A	58,925,480	5.48	Dec-2009	69,549	764,853	695,304
Propaise S.A.	18,744,883	0.99	Dec-2009	10	-	-
Total non-strategic				$238,980	$1,267,880	$1,028,910

A summary of variable yield long-term investments, valued under the equity method, is set forth below:

	Number of shares and/or quotas	Participation percentage	Valuation date	Historical Cost	Adjusted cost	Equity method effect

Significant influence
Serviport S.A.	53,714,116	49.00	Nov-09	$2,081	$7,433	$5,352
Ecodiesel Colombia S.A.	7,750,000,000	50.00	Nov-09	7,750	7,921	171
Offshore International Group(1)	250	50.00	Dec-09	404,664	363,199	(41,465)
Invercolsa S.A.(2)	889,410,047	31.76	Nov-09	60,282	148,844	88,562
Arces Group (3)	10,001	100.00	Dec-09	6,000	3,919	(2,081)
Amadine Holding (3)	500	100.00	Dec-09	6,657	6,646	(11)
Total				$487,434	$537,962	$50,528

In accordance with the RCP, Ecopetrol’s investments in associated companies in which it has significant influence were valued under the equity method. Significant influence is defined as the power that the entity has, regardless if the percentage of ownership is less than or equal to 50%, to participate in the setting and overseeing of financing and operational policies of another entity for the purpose of obtaining profits from that entity.

(1)	Offshore International Group Inc.

In February 2009, Ecopetrol in association with the Korea National Oil Corporation - KNOC acquired a 100% stake (50% for each participating company) in Offshore International Group Inc. (“OIG”) for a total purchase price of $2,453,316 (US$992 million). The transaction generated goodwill of $821,994. The purchase price is subject to the adjustments which may arise as described in section 2.2 of the related purchase agreement.

OIG is the U.S. parent of Petro-tech Peruana S.A.  Petro-Tech Peruana S.A. is a Company whose economic activity is the exploration, production and processing of hydrocarbons in Perú.

(2)	Restrictions over variable income long-term investments

The 28th Bogota Civil Court issued a decision on February 8, 2007 under which Mr. Fernando Londoño was condemned to return to Ecopetrol the shares that he acquired in Inversiones de Gases de Colombia S.A. (Invercolsa) as well as the amount of dividends he received from those shares.  The decision was appealed and is currently awaiting a ruling by at the High Court of Justice (Civil Court).

In addition, the Council of State ruled in favor of Ecopetrol in a popular lawsuit filed by two citizens, whom were ordered the return their shares and dividends received from these shares to Ecopetrol.  The decision was affirmed by the Constitutional Court.  However, because this lawsuit was based on constitutional jurisdiction, it is not final until decision is reached in a court of civil jurisdiction.

On September 10, 2009, the Administrative Court of Cundinamarca issued an order requiring the legal representative of Invercolsa in order to cancel a collateral warranty of some of its stock in favor of the Arrendadora Financiera Bolivariana Internacional S.A. (AFIB).  Although Invercolsa was eventually represented legally, the registry of stock in Ecopetrol’s name is pending a final decision by the 27th Civil Court of Bogotá.

(3)	As of December 31 of 2009 these companies were undergoing liquidation proceedings

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

A summary of the balances of Ecopetrol’s consolidated subsidiaries as of December 31, 2009 is set forth below:

Company	Assets	Liabilities	Equity	Results of the period
Black Gold Re Ltd	$230,652	$5,384	$225,268	$14,705
Ecopetrol Oleo é Gas do Brasil Ltda.	31,340	10,928	20,412	(139,743)
Ecopetrol America Inc	1,249,328	12,880	1,236,448	(318,609)
Ecopetrol del Perú S.A.	81,228	10,450	70,778	(3,347)
Andean Chemicals Limited	1,717,785	1,193,676	524,109	(65,597)
Polipropileno del Caribe S.A.	983,246	354,652	628,594	47,712
Compounding and Masterbatching Industry Ltda – COMAI.	76,539	28,516	48,023	27,114
Bioenergy S.A.	64,928	6,593	58,335	(2,476)
ODL Finance S.A.	1,381,021	959,245	421,776	12,419
Oleoducto Central	1,773,783	63,824	1,709,959	-
Ecopetrol Transportation Company	509,716	27,418	482,298	634
Hocol Petroleum Limited	1,901,317	608,693	1,292,624	330,590
Oleoducto de Colombia	311,550	27,090	284,460	(22,027)
Refinería de Cartagena	3,046,293	572,520	2,473,773	(127,854)
Ecopetrol Global Energy	1,242,406	8	1,242,398	(316,887)

A summary of the balances of Ecopetrol’s consolidated subsidiaries as of December 31, 2008 is set forth below:

Company	Assets	Liabilities	Equity	Results of the period
Black Gold Re Ltd	$245,470	$13,277	$232,193	$18,515
Ecopetrol Oleo é Gas do Brasil Ltda.	17,727	20	17,707	(1,907)
Ecopetrol America Inc.	1,294,425	30,068	1,264,357	(243,317)
Ecopetrol del Perú S.A.	25,588	6,103	19,485	(43,333)
Andean Chemicals Limited	392,795	15,816	376,979	8,255
Polipropileno del Caribe S.A.	970,284	410,340	559,944	53,346
ODL Finance S.A.	680,004	3,376	676,628	186

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The economic activity and the net results for companies in which Ecopetrol has investments for the years 2009 and 2008 are set forth below:

Company	Economic Activity	Net result 2009	Net result 2008
Interconexión Eléctrica S.A. (1)	Operation, maintenance, transmission and sale of electrical power.	$371,996	$179,495

Empresa de Energía de Bogotá S.A. ESP. (2)	Electrical energy power transmission	$786,888	$230,756

Invercolsa S.A. (1)	Investments in energy sector companies including activities inherent to the industry and commerce of hydrocarbons and mining.	$71,903	$111,773

Serviport S.A. (1)	Provision of support services for loading and unloading of crude oil ships, supply of equipment for the same purpose, load inspections and measurements.	$941	$(500)

Ecodiesel Colombia S.A. (1)	Production, sale and distribution of bio-fuels and oleo-chemicals.	$336	$76

Offshore International Group	Exploration, development, production and processing of hydrocarbons.	$69,845	$-

(1)	Information as of November 30, 2009

(2)	Preliminary information as of December 31, 2009

The classification of treasury investments depends on the use of the funds, their destination and maturity. Investments whose maturity or realization is shorter than one year and those which will be utilized within the next business cycle are held for short term.

A summary of the Company’s main long-term fixed yield investments as of December 31, 2009 to be redeemed during the next five years is set forth below:

Maturity	1 - 3 Years	3 - 5 Years	> 5 Years	Total
Bonds and securities of foreign entities	$1,681,593	$101,843	$51,343	$1,834,779
Bonds issued by the Colombian Government	311,367	290,672	-	602,039
Treasury Securities - TES	36,149	45,905	12,198	94,252
Other investments	21,703	-	-	21,703
Fund for legal contingencies	61,227	139,009	180,227	380,463
	$2,112,039	$577,429	$243,768	$2,933,236

 A summary of the Company’s main long-term fixed yield investments as of December 31, 2008 to be redeemed during the next five years is set forth below:

Maturity	1 - 3 Years	3 - 5 Years	> 5 Years	Total
Private Bonds	$4,145,510	$757,805	$191,281	$5,094,596
Bonds and securities issued by the Colombian Government	144,180	442,297	167,577	754,054
Treasury Securities - TES	31,317	13,863	11,349	56,529
Fund for legal contingences	131,250	159,726	87,485	378,461
	$4,452,257	$1,373,691	$457,692	$6,283,640

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

5.	Accounts and notes receivable

	2009	2008
Current portion
Customers:
Local	$975,743	$555,405
Foreign	1,202,517	530,495
Price differentials to be received from the Ministry of Mines and Energy (1)	263,513	3,970,115
Other debtors	300,586	350,227
Related parties	-	237,236
Reimbursements and investment yields (2)	99,798	111,977
Association contracts – Joint operations	85,582	52,821
Doubtful accounts	62,038	33,008
Accounts receivable from employees	16,780	29,951
Notes receivable	14,661	22,680
Industrial service customers	11,965	17,046
	3,033,183	5,910,961
Less allowance for doubtful accounts	(64,063)	(33,679)
Total current portion	$2,969,120	$5,877,282
Long-term portion
Local customers	$-	$859
Loans to employees (3)	204,647	149,051
Credit portfolio (4)	22,129	41,010
Others	5	3,992
Total long-term portion	$226,781	$194,912

The aging determination and classification of the accounts receivable to customers at December 31, 2009, pursuant to maturity, is set forth below:

	Maturity in days
	0 - 180	181 - 360	More than 361*
Current accounts receivable	$2,037,815	$-	$-
Past Due accounts receivable	127,899	5,777	6,769
	2,165,714	5,777	6,769

Local customers	974,241	75	1,427
Foreign customers	1,191,473	5,702	5,342
	$2,165,714	$5,777	$6,769

The aging determination and classification of the accounts receivable to customers at December 31, 2008, pursuant to maturity, is set forth below:

	Maturity in days
	0 - 180	181 - 360	More than 361*
Current accounts receivable	$1,036,244	$2,131	$859
Past Due accounts receivable	47,525	-	1,507
	1,083,769	2,131	2,366

Local customers	555,405	-	-
Foreign customers	530,495	-	-
	$1,085,900	$-	$-

The movement of the allowance for doubtful accounts is set forth below:

	2009	2008	2007
Initial balance	$33,679	$28,665	$23,847
Additions (New provisions)	34,608	3,100	15,591
Adjustments to existing allowance	(3,445)	2,319	3,064
Recoveries	(779)	(405)	(13,837)
Ending balance	$64,063	$33,679	$28,665

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(1)
Corresponds to accounts receivable from the Ministry of Mines and Energy for a total amount of $263,513 regarding the recognition of the regular motor gasoline and Diesel price differential and the opportunity cost. During the year payments in amount of $4,105,909 were received corresponding to the opportunity cost and price differential of the regular motor gasoline and Diesel for year 2008. The opportunity cost accrued for 2009 was of $235,704.

(2)	Made up by (i) dividends receivable from Interconexión Eléctrica S.A. – ISA in amount of $2,117 and (ii) return and yield of investments receivable in amount of $96,669.

(3)
By means of Leg contracts 058-80 of 1980 and 4008928 of 2006, the administration, management and control of loans granted to employees by the Company were given to Cavipetrol. In its capacity as administrator, Cavipetrol acts as custodian in its database and financial system of the detail by employee of said loans and their respective conditions.

The future collections of accounts receivable from Cavipetrol accounts at December 31, 2009 are as follows:

Year	Amount
2010	$25,488
2011	27,782
2012	30,282
2013	33,008
2014 and following	88,087
$204,647

There are no other important restrictions to accounts and notes receivables’ recovery.

(4)	A summary of the long-term recovery portfolio for each of the following five years is provided below:

	Year 1	Year 2	Year 3	Year 4	Year 5
Applicable interest rate	Dec-10 to Nov-11	Dec-11 to Nov-12	Dec-12 to Nov-13	Dec-13 to Nov-14	Dec-14 to Nov-15	More than 5 years
DTF previous month	$87	$14	$-	$-	$-	$-
CPI + 6	9	19	19	5	-	-
CPI + 6	46	61	61	49	-	-
CPI	37	18	18	18	19	79
ECP opportunity rate -Bank Average	285	-	-	-	-	-
DTF + 6 points	10	-	-	-	-	-
Greater between 6% EA and CPI for semester starting July 2009	9,311	2,164	6,500	-	-	-
DTF + 6.25% T.A. percent points in its equivalent to E.A, starting on March 30, 2011	3,300	-	-	-	-	-
Total annual recovery	$13,085	$2,276	$6,598	$72	$19	$79
Total						$22,129
DTF:	Average of interest rates for fixed term deposits, promulgated by the Superintendency of Finance.
CPI:	Consumer Price Index, as indicated by the Colombian Government
ECP:	Ecopetrol
EA:	Effective Annual Rate

Additionally, the long-term credit portfolio includes $1,318 corresponding to benefits granted to the employees of the Asociación Guajira and the Asociación Las Monas through housing loans.

No other significant restrictions exist for the recovery of accounts and notes receivable.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

6.	Inventories

	2009	2008
Finished Products:
Fuels	$555,359	$465,388
Petrochemicals	101,302	108,352
Crude oil	763,800	602,210
Natural gas	-	41
Purchased Products:
Crude oil	23,212	35,568
Fuel	84,189	132,295
Petrochemicals	5,704	31,934
Natural gas	-	-
Raw Materials:
Crude oil	74,343	96,970
Petrochemicals	29,045	29,596
Natural gas	-	-
In-process Products:
Fuel	316,129	203,328
Petrochemicals	19,458	3,826
In transit inventories	21,870	11,279
Materials for the production of assets	93,298	9,907
Packing material	-	2,144
In transit materials	-	5,922
Total	2,087,709	1,738,760
Less allowance for inventories	(45,012)	(127,464)
Total	$2,042,697	$1,611,296

Below are the adjustments made to the allowance for inventories for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Initial balance	$127,464	$80,971	$752
Adjustments to allowance, net	(82,452)	46,493	80,219
Ending balance	$45,012	$127,464	$80,971

7.	Advances and Deposits

	2009	2008
Short term
Official Entities (1)	$2,350,646	$1,465,401
Partners in joint operations (2)	474,920	578,368
Advances to contractors	27,907	19,805
Agreements	19,364	16,880
Customs agents	12,611	14,484
Advances to suppliers	42,496	82,623
Related parties	89,782	2,528
Advances for assets acquisition	-	67,308
Advances to employees	1,053	725
	3,018,779	2,248,122
Long-term
Advances and deposits	253,681	271,121
Total	$3,272,460	$2,519,243

(1)
Includes transactions with the National Tax and Customs Administration - DIAN for advance income tax for 2009 in an amount totaling $1,889,555, self withholdings, and others in an amount totaling $461,091 (in 2008, $498,671).

(2)	Joint operations:

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

	2009	2008
Contracts in which Ecopetrol is not the operator:
BP Exploration Company Colombia	$25,845	$112,230
Meta Petroleum Ltd.	73,450	80,092
Mansarovar Energy Colombia Ltd.	3,712	48,579
Occidental Andina LLC	21,386	36,996
Petrobras Colombia Limited	33,877	31,438
Anadarko Petroleum Corporation	2,495	25,410
Petróleo Brasileiro S.A. - Petrobras	120	-
Occidental de Colombia Inc.	10,864	16,997
BHP Billiton Petroleum Colombia	5,111	9,129
Hocol S.A.	-	7,370
Petrobras Internacional Braspetro B.V.	5,042	3,716
CEPSA Colombia S.A.	7,258	2,228
Perenco Colombia Limited	1,262	1,770
Kappa Resources Colombia Ltd.	1,694	1,199
Chevron Petroleum Company	76,693	-
Other operations	61,253	64,961

Contracts in which Ecopetrol is the operator:
Oleoducto Caño Limón	55,931	120,797
La Cira	51,415	8,303
Tibú	4,120	3,087
CRC 2004 – 01	1,559	730
JOA Caño Sur	6,135	200
JOA Platanillo	-	22
Shared risk Catleya	706	20
Other operations	24,992	3,094
Total	$474,920	$578,368

8.	Prepaid expenses

	2009	2008

Insurance (1)	$20,199	$14,247
Others (2)	42,616	9,968
Total	$62,815	$24,215

(1)	$13,242 corresponds to Ecopetrol S.A and is valid to April 2010.
(2)	Includes mainly the resources paid by America Inc. for cash call in amount of $38,603; and $2,698 for purchase and maintenance of the vehicles assigned to top officers of Ecopetrol through leasing.

9.	Property, Plant and Equipment, net

	2009	2008

Plant and equipment	$13,438,144	$11,291,735
Construction in progress (1)	6,487,411	3,435,379
Pipelines, networks and lines (2)	13,171,399	4,081,579
Buildings	2,184,484	1,194,298
Equipment on deposit and in transit	1,221,822	949,724
Transportation equipment and other fixed assets	389,728	286,864
Computer equipment	313,891	281,037
Land	302,420	76,660
Total	37,509,299	21,597,276
Accumulated depreciation	(20,226,621)	(12,426,330)
Provision for property, plant and equipment (3)	(500,175)	(1,093,458)
Total	$16,782,503	$8,077,488

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(1)
The representative amounts corresponds to infrastructure projects such as the Barrancabermeja’s Refinery modernization project and fuel hydro treatment plant; drilling projects of Apiay, Suria and Reforma wells – Direct Operation; drilling project of the Santiago de las Atalayas well – Joint Operation; start-up of the injection plants of Isla IV in the Mid Magdalena; construction of the Chichimene Station; construction of the naphtha pipeline Mansilla – Tocancipá, and the physical infrastructure adaptation project of Ecopetrol’s premises.

As a result of the utilization of the syndicated loan to finance diverse investment projects, $100,299 which were capitalized corresponds to the net effect of income and financial expenses.

(2)	Increase corresponds mainly to the incorporation of assets from Oleoducto Central and Oleoducto de Colombia into the Group of Companies’ consolidated financial statements.

(3)
Corresponds to the final result of the appraisal made by Ecopetrol to the fixed assets in the year 2009, which represents the devaluation of assets by comparison of their net book value and their technical appraisal.

Below is the activity of the allowance for property, plant and equipment in each of the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007

Initial balance	$1,093,458	$105,118	$97,227
Additions (new provisions)	144,431	1,013,116	9,037
Provision from business combination	-	770	-
Adjustment of existing provisions	(714,605)	(6,733)	(1,146)
Recoveries	(23,109)	(18,813)	-
Ending balance	$500,175	$1,093,458	$105,118

Depreciation expense for years 2009, 2008 and 2007 charged to results amounted to $1,262,643, $691,488 and $750,074, respectively.

The residual value is only considered in the valuation process for property, plant and equipment and only in the eventuality in which the assets are totally depreciated or are no longer in operating conditions.  A 5% general average of the cost is applied, according to oil industry practice.  This criterion is not applicable to assets classified as pipelines and buildings, since it is considered that the recoverable costs are equivalent to the costs of removal and transportation for their retirement.  The assets are depreciated at 100% of their historical cost adjusted for inflation.

A summary of property, plant and equipment at December 31, 2009 is set forth below:

Type of asset	Adjusted cost	Accumulated depreciation	Revaluations	Allowances	Fair Value
Plants and equipment	$13,438,144	$9,410,022	$3,506,575	$(347,839)	11,171,442
Pipelines, networks and lines	13,171,399	9,373,243	787,908	(71,262)	1,661,697
Construction in progress	6,487,411	-	-	-	-
Buildings	2,184,484	966,755	777,504	(67,442)	1,812,927
Equipment on deposit and in transit	1,221,822	-	-	-	-
Computer equipment	313,892	239,540	30,425	(5,636)	33,391
Transportation equipment and other fixed assets	389,727	237,061	96,802	(7,996)	93,656
Land	302,420	-	162,760	-	53,938
Total	$37,509,299	$20,226,621	$5,361,974	$(500,175)	14,827,051

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

A summary of property, plant and equipment at December 31, 2008 is set forth below:

Type of asset	Adjusted cost	Accumulated depreciation	Revaluations	Allowances	Fair Value
Plants and equipment	$11,291,735	$8,795,252	$3,613,491	$(636,241)	10,978,466
Pipelines, networks and lines	4,081,579	2,644,522	308,518	(158,006)	714,405
Construction in progress	3,435,379	-	-	-	12,224
Buildings	1,194,298	532,271	529,766	(270,227)	1,008,253
Equipment on deposit and in transit	949,724	-	-	-	-
Computer equipment	281,037	229,026	25,617	(20,789)	25,581
Transportation equipment and other fixed assets	286,864	225,259	73,950	(8,195)	74,915
Land	76,660	-	11,668	-	26,635
Total	$21,597,276	$12,426,330	$4,563,010	$(1,093,458)	12,840,479

There are not restrictions, pledges of bonds over these assets.

10.	Natural and Environmental Resources, net

	2009	2008

Amortizable crude oil investments	$17,676,586	$13,727,384
Less: Accumulated amortization (1)	(8,756,267)	(7,007,255)
	8,913,329	6,720,129
Plugging and abandonment, dismantling of facilities and environmental recovery costs	2,942,370	1,965,902
Less: Accumulated amortization	(1,247,047)	(1,091,504)
	1,695,323	874,398
Reservoirs and appraisals (2)	701,590	701,590
Less: Accumulated depletion	(598,330)	(580,132)
	103,260	121,458
Exploration in progress (3)	443,469	338,064

Total	$11,155,381	$8,054,049

(1)
Amortization increase of crude oil investments resulted from the difference on the applied WTI price which increased from US$44,6 bl. to US$61,18 bl. in accordance with the SEC methodology. On the other hand $2,996,112 was capitalized mainly for the Cusiana, Cupiagua, Capachos Sur, Rubiales, Girasol and Casabe fields, among others.

(2)	These reserves were received from the reversions of concession contracts in an amount totaling $520,218 currently administered by Gerencia Sur and $181,372 by Magdalena Medio.

(3)	Corresponds to the exploratory fields from Ecopetrol America Inc $95,806, Ecopetrol Perú $36,012, Hocol $109,472, Ecopetrol Brasil $14,743 Ecopetrol S.A $187,436.

Amortization and depletion expense for years 2009, 2008 and 2007 charged to results amounted to $1,474,918, $1,087,583 and $665,459, respectively.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

11.	Pension Plan Assets

Decree 2153 of 1999 required the Company to fund up to 70% of its pension liabilities existing as of December 31, 1998. In connection therewith, the Company created guaranteed trust funds with the entities described below and makes annual contributions thereto.

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

During 2009, the pension trust funds earned a 14.52% annual yield and generated net earnings of $1,429,872 as compared to $1,171,960 in 2008. These earnings are not included in Ecopetrol’s financial results.

At December 31, 2009 and 2008, the Company had set up the following trusts:

	2009	2008
Consorcio Fidubogotá – Fiducolpatria	$-	$17,399
Consorcio Fidupopular – Fiduoccidente	-	14,980
Consorcio Fiduagraria - Fiducoldex - Helm Trust	-	9,610
Consorcio BBVA - Corficolombiana – Fidubogotá	-	9,677
Consorcio Fiducafé - Fiduprevisora - Fidupetrol	-	16,805
Consorcio Fiducolombia - Santander Investment	-	11,792
Total	-	80,263
Less: short term redeemable portion (1)	$-	$80,263

(1)
Amount reimbursed to Ecopetrol in March 2009 which corresponded to the remainder resulting from the partial transfer (commutation) of monthly pension obligations made through the mechanism approved by the Ministry of Social Security in December 2008.

The trend of the coverage of trust funds with reference to the pension liability for fiscal year 2008 is as follows:

	2008
	Transferred amount	Non-transferred amount
Pension Liability (*)	$10,092,528	$2,157,286
Trust funds	$10,172,791	$80,263
Coverage	100.8%	4%

*
The Company’s pension liability includes health care and education reserves and the actuarial calculation of its joint operations personnel, using the participation percentage initially agreed to in each respective contract.  These amounts were not part of the transfer of pension liabilities.

The table below sets forth the adjustments made in the Company’s pension trust funds for the year ended December 31, 2008:

	2009	2008
Initial balance	$80,263	$9,495,674
Yields	-	1,171,960
Payments	-	(494,843)
Transfer of pension liability	-	(10,092,528)
Reimbursement from trust funds	(80,263)	-
Ending balance	$-	$80,263

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

12.	Deferred Charges

	2009	2008
Deferred income tax	$1,408,659	$1,285,648
Other deferred charges (net)	419,342	235,720
Charges of deferred monetary correction, net	58,528	66,279
Deferred reinsurance expenses	-	8,036
	$1,886,529	$1,595,683

13.	Other Assets

	2009	2008
Goodwill (1)	$2,507,552	$668,614
National Royalties Fund	76,185	82,147
Trust funds (2)	83,342	77,255
Intangibles: Trademarks, licenses, patents, software (3)	96,027	45,968
Abandonment of installations fund	-	31,283
Deposits held in trust (4)	258,745	20,879
Other assets (5)	12,847	9,832
	$3,034,698	$935,978
(1)	Goodwill corresponds to:

(i)
$621,099 to the net amount between goodwill and the monthly amortization as of December 31, 2009 relating to the acquisition of Andean Chemicals Limited and Polipropileno del Caribe S.A., with an estimated amortization term of 17 years and 8 months, determined based on the net present value of the investment reduced by the amount of the estimated future cash flows.

(ii)
$773,492 to the purchase of Offshore International Group, which is subject to the adjustments that may arise to the purchase price, with an estimated term for amortization of 14 years determined based on the valuation of the reserves of block Z2B, the only block in production.

(iii)
$507,255 as a result of the purchase of IPL Enterprises (now Ecopetrol Transportation Company) with an estimated term for amortization of 15 years determined based on Ocensa’s outstanding contractual agreements as of the date of the negotiation.

(iv)	$605,706 to the acquisition of Hocol Petroleum Limited with an estimated term for amortization of 16 years determined based on the net present value of the estimated future cash flows.

(2)	Includes

(i)
Contributions and share in amount of $68,024 into the National Hydrocarbons Fund created to support future hydrocarbon investment, exploration and production contracts in minor fields, projects managed by the private equity fund of Hydrocarbons of Colombia

(ii)
Contributions of $5,728 to the Procuraduria Fund created for general benefit projects in municipalities near the Cicuco field under the Company’s direct operation: Cicuco, Mompox and Talaigua Nueva (the objective of the fund is to disburse the amounts according to each project’s development, which will be carried out by the municipalities through agreements with Incoder and the Ministry of Environment) and

(iii)	Contributions of $9,590 to the Colpet, Condor and Sagoc Fund for possible contingencies in the liquidation of these former subsidiaries.

(3)	Intangible assets corresponds to assets acquired, showing an increase of $50,062 as compared to December 2008. Assets increase comprises acquisitions of licenses and software.

(4)
Corresponds to the FAEP deposits to the National Royalties Fund in favor of Ecopetrol. Its sole purpose is the payment of debts and financing for development projects and programs in hydrocarbon producing and non-producing municipalities and departments. Ecopetrol disburses amounts after the Ministry of Finance issues the corresponding approvals.

(5)	Includes restricted funds in amount of $11,815 (2008 - $73) and $1,015, mainly represented by legal deposits destined to attend labor, civil and tax claims.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

14.	Financial Obligations

Financial obligations at December 31, 2009 are as follows:

	2009	2008
Short term
Foreign currency debt	$101,968	$231,015
Local currency debt	335,113	11
Issued Bonds	-	50,000
Total short term	437,081	281,026

Long term
Foreign currency debt	13,845	561
Local currency debt	2,648,009	4,912
Foreign currency issued bonds	3,052,500	-
Total long term	5,714,354	5,473
Total	$6,151,435	$286,499

The details of Ecopetrol’s financial obligations are as follows:

Entity	Currency	Interest rate	USD (Thousand)	COP (Million)
Short term
Banco Agrario (1)	COP	DTF + 4 TA	-	1,601
Banco BBVA (1)	COP	DTF + 4 TA	-	1,465
Banco BBVA (2)	USD	0,98%	49,174	100,523
Banco Bogota (6)	COP	25,82%	-	19
Banco Bogotá (1)	COP	DTF + 4 TA	-	1,889
Banco Bogotá (2)	USD	1,19%	22,992	47,002
Banco Bogota (3)	USD	0,43%	250	511
Banco Colmena BCSC (1)	COP	DTF + 4 TA	-	163
Banco Av Villas (1)	COP	DTF + 4 TA	-	407
Banco Occidente (1)	COP	DTF + 4 TA	-	814
Banco Occidente (5)	COP	DTF + 5 TA	-	67,500
Banco Popular (1)	COP	DTF + 4 TA	-	1,616
Banco Popular (5)	COP	DTF + 5 TA	-	30,000
Banco Santander (1)	COP	DTF + 4 TA	-	488
Banco Santander (2)	USD	1,13%	5,902	12,065
Bancolombia (1)	COP	DTF + 4 TA	-	12,605
Bancolombia (6)	COP	25,08%	-	10
Bank of New York- Bonds issued Ecopetrol	USD		49,880	101,968
Davivienda (1)	COP	DTF + 4 TA	-	10,542
Finandina (4)	COP	15,34%	-	8
Helm Bank (1)	COP	DTF + 4 TA	-	1,352
Helm Bank (2)	USD	1,09%	21,670	44,298
Helm Bank (6)	COP	24,02%	-	117
Leasing Bancolombia (5)	COP	DTF + 5.3%TA	-	116
Uniandes (3)	COP	9,57%	-	2
Total short term			149,868	437,081

Long term
Banco Agrario (1)	COP	DTF + 4 TA	-	196,700
Banco AVVillas (5)	COP	DTF + 5 TA	-	45,000
Banco BBVA- (1)	COP	DTF + 4 TA	-	180,000
Banco Bogotá (1)	COP	DTF + 4 TA	-	232,000
Banco Bogota (5)	COP	DTF + 5 TA	-	340,000
Banco Colmena BCSC (1)	COP	DTF + 4 TA	-	20,000
Banco Av Villas (1)	COP	DTF + 4 TA	-	50,000
Banco Occidente (1)	COP	DTF + 4 TA	-	100,000
Banco Popular (1)	COP	DTF + 4 TA	-	118,000
Banco Popular (5)	COP	DTF + 5 TA	-	37,500
Banco Santander (1)	COP	DTF + 4 TA	-	60,000
Bancolombia (1)	COP	DTF + 4 TA	-	750,000
Bancolombia (4)	COP	20.0469% EA	-	4,180
Bancolombia (7)	COP	DTF + 5.3%TA	-	622
Bank of New York- Bonds issued Ecopetrol	USD	7.625%	1,500,000	3,066,345
Davivienda (1)	COP	DTF + 4 TA	-	450,000
Helm Bank - (1)	COP	DTF + 4 TA	-	63,500
Leasing Bancolombia (6)	COP	DTF + 5.3%TA	-	398
UniAndes (3)	COP	9,57%	-	109
Total long term			1,500,000	5,714,354

Total			1,649,868	6,151,435

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(1)	Includes:

(i)
The disbursement of the syndicated loan with 11 local banks issued in an amount of $2,220,200 to finance Ecopetrol’s investment plans.  In order to guarantee coverage of 120% of the credit amount, Ecopetrol granted the banks a stock pledge  over the shares of stock it owns, either directly or indirectly, in the following companies:

Company	Amount
Oleoducto Central S.A.	1,110,035
Refinería de Cartagena S.A.	1,274,796
Polipropileno del Caribe S.A.	279,409
Total	2,664,240

(ii)
On July 23, 2009 the Company issued US$ 1.5 billion, 7.625% unsecured and unsubordinated Notes due 2019 (the “Notes”) under Rule 144A/Regulation S, with registration rights before the SEC. The Notes were issued pursuant to an Indenture dated as of July 23, 2009 (the “Indenture”) between the Company and The Bank of New York Mellon, as trustee.

The terms of the notes are as follows:
•	Coupon: 7,625%
•	Make Whole on Optional Redemption: 50 basis points over equivalent U.S. Treasury Securities.
•	Interests Payment Dates: July 23 and January 23 of each year, starting January 23, 2010.
•	Maturity Date: July 23, 2019
•	Denominations: US$1.000 / US$1.000

Under the Notes’ terms, the Company is required to comply various covenants that, among other things:
•	Require the Company to duly and punctually pay interest on the Notes at the rate of 7.625% per year on January 23 and July 23 of each year, beginning on January 23, 2010;
•	Require the Company to duly and punctually pay principal on the Notes on the maturity date of July 23, 2019;
•
Limit the ability of the Company and its material subsidiaries to incur any lien, except for certain permitted liens, to secure the payment of public external indebtedness of the Company or any of its material subsidiaries, except in cases where the Notes are secured equally and ratably with (or prior to) such indebtedness (but only for so long as such indebtedness is so secured); and

•	Require the Company to make an offer to purchase all or any portion of outstanding Notes held by holders upon the occurrence of a Change of Control Repurchase Event (as defined in the Indenture).
(2)	Propilco’s total debt is denominated in U.S. dollars at December 31, 2009 this debt totaled US$ 99,738

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(3)	Comai

(4)	Bioenergy

(5)
ODL Finance’s debt is guaranteed by the “Ship or Pay (SoP)” contracts mentioned in note 31: ODL’s long-term debt expires as follows: $130,000 in 2011, $130,000 in 2012, $130,000 in 2013, and $32,500 in 2014.

(6)	Hocol

(7)	Reficar

15.	Accounts payable and transactions with related parties

	2009	2008
Short term

Advances from Partners	$555,620	$532,833
Deposits received from third parties	817,937	397,731
Suppliers	1,207,724	386,237
Related parties	-	19,002
Purchase of hydrocarbons from the Agencia Nacional de Hidrocarburos - ANH	441,533	210,056
Reimbursement of exploratory costs	141,775	120,627
Other payables (1)	109,952	38,996
Dividends payable (2)	3,510	2,158
Insurance and reinsurance payable	2,181	1,007
	$3,280,232	$1,708,647
Long term

Other payables	$51,154	-

(1)	Includes $37,577 payable to the Fuel Price Stabilization Fund due to the participation differential generated during 2009.

(2)
It corresponds to dividends payable to shareholders who bought Company’s shares on an installment payment plan and are in arrears there under. Shareholders’ rights have been suspended pursuant with article 397 of the Commercial Code and will be restored once the installment payments are brought up to date.

Balances and Transactions with related parties

A summary of the most significant balances with related parties where Ecopetrol holds direct investments or interests are set forth below:

	Accounts receivable	Advances receivable	Accounts payable
Hocol Petroleum Ltd.	-	10,003	28,448
Ocensa S.A.	2,123	-	296,717
Refinería de Cartagena S.A.	360,138	-	35,775
Andean Chemicals Limited	1,170,739	-	-
Black Gold Re Ltd.(1)	-	-	197,485
Balance as of December 2009	1,533,000	10,003	558,425
Balance as of December 2008	238,370	2,528	229,325

(1)	Corresponds to amounts received in administration.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The principal transactions with related parties as of December 31, 2009 are set forth below:

	Sales and services	Leases	Others
Revenue:
Refinería de Cartagena S.A.	3,701,421	-	-
Ocensa S.A.	18,406	15,883	-
Andean Chemicals Limited	-	-	62,103
Oleoducto de Colombia S.A.	8,084	-	-
Compounding and Masterbatching (COMAI)	73,797	-	-
Year ended December 31, 2009	3,801,708	15,883	62,103
Year ended December 31, 2008	4,778,329	13,849	53,954

	Purchase of products	Transportation costs	Other
Expenses:
Andean Chemicals Limited	-	-	-
Hocol Petroleum Ltd.	93,675	-	-
Ocensa S.A.	-	540,060	-
Oleoducto de Colombia S.A.	-	28,880	-
Refinería de Cartagena S.A.	373,199	-	-
Year ended December 31, 2009	466,874	568,940	-
Year ended December 31, 2008	-	577,120	29,223

There are no special price conditions or non-arms’ length transactions with related companies. However, for Ocensa S.A. and Oleoducto de Colombia S.A. there is a maximum tariff determined by the Ministry of Mines and Energy that can be collected by both companies for the use of their pipeline systems. Their operation is based on the recovery of total operating and administrative expenses to determine the transportation unit cost. The cost per barrel is transferred to each shareholder that uses the system based on the barrels transported.

During 2009 no shareholder, director, legal representative, officer of the Company has engaged in any material operation with Ecopetrol. In addition, no shareholder, director, legal representative, or officer of the Company is a beneficial owner of 10% or more of the outstanding shares of the Company.

16.	Taxes Payable

	2009	2008
Income tax and other taxes	$1,940,756	$3,618,553
Income and VAT with holdings	194,217	129,737
Special tax and surcharge on gasoline (1)	124,667	92,935
Industry and commerce and other minor taxes	123,707	20,917
Sales tax payable	49,675	44,326
Total	$2,433,022	$3,906,468

(1)
This tax is levied on sales and/or consumption of regular and premium gasoline and diesel. The funds collected for this tax are paid to the National Treasury Office of the Ministry of Finance. The special tax is paid on the basis of the percentage participation of each beneficiary in the national monthly consumption of regular and premium gasoline.

Income tax returns may be reviewed by the tax authorities within two years of their filing date. At this date, the terms of filings for the years 2007 and 2008 are open for review.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Currently, differences exist between the National Tax and Customs Administration (DIAN) and Ecopetrol regarding the calculation and payment method of the first installment of the 2003 and 2004 income tax returns because in the opinion of the DIAN the surtax of such years should have been included in the base. The result of this proceeding will not affect the Company’s cash flow since the amounts under discussion have been directly compensated by the DIAN by positively adjusting the Company’s balances with adjustments the Company had previously requested in unrelated cases.

Through its appellate decision dated March 13, 2009 (which became effective as of April 20, 2009), the Council of State partially accepted the claims of Ecopetrol to modify DIAN’S official liquidation plan, which sought an additional payment by Ecopetrol in an amount totaling $27,033 (corresponding to the income tax return for fiscal year 1996 of $1,888 plus default interest). The judicial decision accepted Ecopetrol’s arguments on the exemption of the income tax on asphalt and the absence of a penalty for inexact information due to a difference in criteria and dismissed Ecopetrol’s arguments related to the deductibility of the loss on the portfolio sale.  Pursuant to Resolution 6282-1422 of September 2009, DIAN compensated Ecopetrol for the entire obligation plus default interest by recording an excess payment pending regarding VAT collection.  Therefore, the application of the corresponding provision was duly recorded in accounting.

The provision for income tax was determined on net taxable income, as follows:

	2009	2008	2007
Current income tax	$1,948,819	$3,611,020	$2,006,484
Deferred tax:
Asset	(69,230)	494,757	(155,118)
Liability	234,440	276,205	34,146
	165,210	770,962	(120,972)
	$2,114,029	$4,381,982	$1,885,512

The deferred tax asset is calculated based on the value of accounting provisions not accepted for tax purposes which are deductible at the time of their utilization, and the value of asset inflation adjustments originated from 2004 to 2006. The deferred tax liability results from the differences in the policy for amortization of crude oil investments which for accounting purposes are amortized by technical units of production whereas for tax purposes are amortized through the straight-line method, and the differences in the method for revaluation of fixed yield investments, which for regulation purposes are valued through the market method and for tax purposes are valued through the linear method.

	2009	2008
Deferred tax asset:
Initial balance	$1,285,648	$1,779,874
Net activity for the year	69,230	(494,757)
Balance from subsidiaries acquired in 2009	53,781	531
Ending balance	$1,408,659	$1,285,648

Deferred tax liability:
Initial balance	$944,816	$644,857
Net activity for the year	234,438	276,205
Balance from subsidiaries acquired in 2009	15,594	23,754
Ending balance	$1,194,848	$944,816

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The reconciliation of net taxable income is set forth below:

	2009	2008	2007
Income before income taxes	$7,250,844	$16,011,204	$7,065,304
Monetary correction gain	(3,471)	25,300	23,711
Effect of tax inflation adjustment	108,615	(87,788)	(391,391)
Non deductible costs and expenses	1,256,081	813,248	432,278
Special deductions and deductible tax expenses	(3,291,472)	(2,837,230)	(1,176,608)
Other taxable income	182,199	1,085,307	55,972
Income not constituting income or capital gains	(126,460)	(907,847)	(22,772)
Non taxable income	(727,029)	(1,185,857)	(594,954)
Non deductible provisions	574,403	243,623	1,184,895
Non taxable trust funds yields	(250,265)	(890,538)	238,327
Net exempt income	(29,540)	(1,372,083)	(863,946)
Excess of presumptive over ordinary income	403,226	-	-
Net effect of consolidation of taxable income	(443,949)	75,269	-
Net taxable income	4,932,722	10,972,608	5,950,816
Tax on taxable income	1,948,819	3,611,020	2,023,277
Tax discounts	-	-	(16,793)
Net current income tax	$1,948,819	$3,611,020	$2,006,484

The effective tax rate for the twelve-month periods ending December 2009, 2008 and 2007 was 29.16%, 27.37% and 26.69%, respectively.

17.	Labor Obligations

As a result of a process that began in 2006, pursuant to Decree 941 of 2002, once the actuarial calculation for pension obligations was approved by the Ministry of Finance in October 2008 and once the mechanism for transfer (“commutation”) of the corresponding liability was approved by Ministry of Social Security on December 29, 2008, the Company, as of December 31, 2008, transferred (“commuted”) the amounts corresponding to its pension liabilities to autonomous pension trust funds (PAP).  The amount transferred as of December 31, 2008 was $10,092,528 million.  Therefore, the Company removed the assets represented in trust funds and their corresponding pension liabilities from the balance sheet and transferred them to memorandum accounts. Pursuant to current regulations, transferred funds, as well as their earnings, cannot change their destination nor be restored to the Company until all the pension obligations have been paid.  Moreover, Ecopetrol continues to be financially responsible for the transferred pension liability.  At December 31, 2009 the amounts of pension liabilities was $10,899,026 million and the amounts of autonomous pension trust funds (PAP) was $10,971,723 million.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

	2009	2008
Current
Bonuses and allowances (1)	$57,022	$40,773
Vacations	47,061	37,593
Severance (2)	42,598	32,391
Pension bonds issued and interest (4)	-	848
Salaries and pensions payable	13,078	12,491
Interest on severance	3,347	2,996
Others	2,357	2,566
Total current	165,463	129,658
Long term
Retirement pensions and other benefits ECP (3)	2,583,117	2,082,072
Retirement pensions joint operations	77,826	75,215
Pension bonds issued and interests (4)	-	7,500
Other	8,388	-

Total long-term	2,669,331	2,164,787
Total	$2,834,794	$2,294,445

(1)	Includes provision for the 2009 variable compensation bonus in the amount of $30,339 to be paid in 2010. Also includes provision for retirement bonus in the amount of $6,829.

(2)	Increase obeys to the hiring of 560 new employees in Ecopetrol.

(3)	Corresponds to the actuarial reserve amount for health and education, which has not been transferred and has not been funded.

A summary of the Company’s actuarial liability at December 31, 2009 and 2008 is set forth below:

	2009	2008	Variation
Health
Active personnel	287,909	276,496	11,413
Pensioners	1,789,843	1,390,062	399,781
Education
Active personnel	104,951	110,306	(5,355)
Pensioners	400,414	305,208	95,206
Totals	2,583,117	2,082,072	501,045

Increase obeys to 908 additional beneficiaries in the reserve and to the costs incurred in for health and education in 2009 which are reflected in the actuarial projection.

(4)
Variation results from the transfer of the issued pension bonds included in the actuarial reserves which will be paid through the Autonomous Pension Trust funds (PAP) and are controlled through the memorandum accounts.

A summary of personnel covered by the actuarial calculation for 2009 and 2008 is set forth below:

	Headcount
	2009	2008
Bonds reserve – retired personnel	10,017	10,391
Bonds reserve – persons retiring after 2010	3,374	3,410
Health care and education reserve (active and pensioners)	17,901	17,375
Pension reserve (active and pensioners)	16,127	16,149

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

18.	Estimated Liabilities and Provisions

	2009	2008
Current
Provision for legal proceedings (1) (See Note 30)	$680,022	$547,942
Provisions for contingencies (2)	96,859	87,255
Provision for pension funds (3)	2,203	4,000
Other provisions	192,631	34,776
Provision for pension obligations (6)	178,594	-
Provision for abandonment, dismantling of facilities and environmental recovery costs (4)	4,106	-

Total current	$1,154,415	$673,973
Long- term
Provision for abandonment, dismantling of facilities and environmental recovery costs (4)	3,013,097	1,964,756
Provision for royalties (5)	380,933	388,674
Provision for pension obligations (6)	-	178,594
Other provisions (7)	17,947	10,767
Total long-term	3,411,977	2,542,791
Total	$4,566,392	$3,216,764
(1)	The movement of the provisions for legal proceedings during fiscal years ended December 2009 and 2008 is set forth below:

	Number of cases	Provisions Amount
Initial balance as of December 2008	603	547,942
Additions (new provisions)	252	36,714
Adjustments to existing provisions	(135)	122,691
Recoveries	(29)	(27,325)
Ending balance as of December 2009	691	680,022

(2)
Include $59,938 for possible payment claims to PDVSA related to the cleaning and decontamination of the Maracaibo lake in Venezuela; $20,000 related to the proceeding filed by Compañías Asociadas de Gas - ASOGAS against Ecopetrol regarding inappropriate billing of the GLP transportation tariff; $3,242 related to spillages with environmental impact; $500 related to the retirement bonus of Hocol S.A. personnel; $544 related to the success commission payable to the attorney in law handling the proceeding filed by Industrias Crizasa against Ecopetrol, and $721 related to potential liabilities from arbitration decisions.

(3)
Corresponds to the estimated pending pension contributions of employees who joined Ecopetrol after January 29, 2003 (Law 797 of 2003) and until the first quarter of 2004, who were covered by the General Pension Regulations.

(4)
Difference between December 2008 of $1,052,447 includes the updating of liabilities furnished by the Production Vice-presidency of Ecopetrol of $1,203,773; the effect from foreign currency exchange of $(188,225); the use of liabilities related to the abandonment wells in $18,799 for the Casabe, La Cira-Infantas, Floreña, Cantagallo, Sardinata, Tibú, Petrolea, La Cira, Palagua, Sabana and Lisama-Llanito fields; $73,832 from Hocol and $10,383 from America Inc.

Below are the movements of the provisions for the abandonment cost, facility dismantling and environmental recovery costs which correspond to Ecopetrol $2,933; Hocol $74 and America Inc. $10 for the years 2009, 2008 and 2007:

	2009	2008	2007
Initial Balance	$1,964,756	$1,528,374	$1,355,989
Retirements and uses	(21,964)	(2,853)	(1,296)
Additions	1,188,670	54,418	94,887
Changes in estimation	80,243	208,131	214,485
Exchange rate effect	(194,502)	176,686	(135,691)
Final Balance	$3,017,203	$1,964,756	$1,528,374

(5)
Includes a provision related to a claim of Comuneros of Santiago de las Atalayas and Pueblo Viejo of Cusiana, originated in Royalties Contracts 15, 15ª and 16 and 16ª executed with Ecopetrol, but declared null and void by the Colombian Council of State. Of this amount, $90,752 corresponds to the initial claimed amounts, together with the valuation of the fund where the amounts are invested and $290,180 corresponds to interests. The decision on the extraordinary appeal presented by the Comuneros is pending.

(6)	Corresponds to the provision of the pension reserve for employees that are expected to accept the “Plan 70” retirement plan on July 31 of 2010.

(7)	It corresponds to provision to cover the arbitration regarding Mansarovar Energy Colombia Ltda. controversy related to the termination date of Cocorná Association contract.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

19.	Other long term liabilities

The other long term liabilities at December 31, 2009 and 2008, correspond to the following:

	2009	2008
Advances received from Ecogas for BOMT obligations	996,787	1,250,281
Deferred income tax liability	1,194,848	944,816
Credit for deferred monetary correction	200,230	227,605
Other liabilities (1)	339,355	2,789
Deferred commissions	-	1,430
Total	2,731,220	2,426,921
(1)	Includes $330,238 of ODL Finance which corresponds to credit portfolio securitization through an Autonomous Trust Fund.

20.	Non-controlling Interest

Subsidiary	2009	2008	% of other shareholders

Bioenergy S.A.	11,696	8,682	20,05%
ODL Finance S.A.	147,621	234,269	35,00%
Oleoducto Central S.A.	684,054	-	40,00%
Oleoducto de Colombia S.A.	97,940	-	34,43%
	941,311	242,951

21.	Equity

	2009	2008
Authorized capital	15,000,000	15,000,000
Capital to be subscribed	(4,881,872)	(4,881,872)
Subscribed Capital	10,118,128	10,118,128
Subscribed capital pending payment	(337)	(337)
Subscribed and paid-in capital	10,117,791	10,117,791
Additional paid-in capital	4,721,457	4,704,737
Additional paid-in capital receivable	(1,137)	(25,461)
Additional paid-in capital	4,720,320	4,679,276
Surplus from revaluations	6,391,417	5,179,961
Devaluation of assets	(298,024)	(1,012,229)
Responsibilities from pending rulings	(781)	(781)
Effects of RCP application	(298,805)	(1,013,010)
Net income	5,132,054	11,629,677
Legal reserve	3,591,397	2,428,325
Appropriation for new explorations	1,568,107	4,415
Accounting clearance	17,804	17,804
Surplus from equity method	1,287,118	1,340,357
Incorporated institutional equity	137,725	94,375
Foreign exchange conversion adjustment	(94,971)	140,746
Total equity	32,569,957	34,619,717

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Subscribed and Paid-in-Capital

The authorized capital of Ecopetrol is $15,000,000 divided into 60,000,000,000 common shares, with $250 par value each, of which 40,472,512,588 shares have been subscribed, where 10.1% are held by private shareholders and 89.9% are held by the Colombian Nation.

Additional paid-in capital

It Corresponds to (i) the excess over par value in the sale of shares at the 2007 capitalization for $4,700,882 and (ii) to the value resulting in the new shares offering for the secondary market equal to $20,575 which resulted from foreclosing of guarantees of delinquent debtors pursuant to Article 397 of the Commerce Code.

Effects of RCP application

Corresponds to the transfer of negative balances originated from the devaluation of property, plant and equipment required by the RCP since 2008.

This line-item also includes responsibilities from pending rulings related to inventory losses, as required by the RCP.

Legal Reserve

Legal reserve is set up with 10% of net income and it may be used to absorb losses or to be distributed at the liquidation of the Company.

The Company’s 2008 financial results were available for the General Shareholders’ Meeting that took place on March 26, 2009. At that meeting, the Company’s Shareholders decided to increase the legal reserve by $1,163,072 by December 31, 2009.

The reserves also include $1,492,168 in occasional reserves for new explorations and $75,939 in reserves for profits not realized from Ecopetrol’s subsidiaries.

Incorporated Institutional Equity

It corresponds primarily to the commerciality of Nare, Matambo, Garcero, Corocora, Estero, and Caracara association contracts relating to Sardinas 6, Remache Norte 3, Abejas 3, Jaguar T5 and T6, Orocué and Guarilaque 7 wells. Variation obeys to new commercial opportunities presented in 2009 in Corocora, Estero, Garcero and Campo Rico association contracts for Candalay, Jordan 5, Remache Norte 2 and 5, Abejas 2 and Vigia wells.

Summary of Revaluations and Surplus from Revaluations

	2009	2008
Property, plant and equipment:
Plant and equipment (1)	$3,506,575	$3,613,491
Buildings	777,504	529,766
Pipelines and networks	787,908	308,518
Land	162,760	11,668
Communication and computer equipment	30,424	25,616
Other assets	96,803	73,951
	5,361,974	4,563,010
Variable yield investments:
Interconexión Eléctrica S.A.	695,303	348,822
Empresa de Energía de Bogotá S.A. ESP.	333,606	268,129
Propaise S.A.	100	-
Zona Franca Industrial	431	-
Sociedad Portuaria El Dique	3	-
	1,029,443	616,951
Total	$6,391,417	$5,179,961

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(1)	In 2009 the Company carried out the assets physical count for their valuation process, giving full compliance to the obligation of performing physical inventories counts at least every three years.

22.	Memorandum Accounts

	2009	2008
Debtor / Rights:
Exploitation Rights - Decree 727 of 2007 (1)	$46,503,863	$21,870,515
Pension Trust funds (2)	10,971,723	10,092,528
Costs and expenses (deductible and non deductible)	14,422,782	9,763,156
Other contingent rights and debtor accounts (3)	11,480,671	5,420,473
Securities given in custody and guarantee	3,045,181	9,583,641
Execution of investment projects	780,040	761,276
Legal proceedings	441,675	602,436
Fiscal differences	313,572	-
	87,959,507	58,094,025

Creditor / Obligations:
Contractual guarantees (4)	12,420,129	26,187,641
Pension trust funds	10,899,026	10,092,528
Non-tax liabilities	5,205,671	5,603,395
Non-taxable income	5,826,947	4,197,768
Mandate contracts (5)	1,460,073	1,576,785
Administration Funds - Dec 1939 of 2001 and 2652 of 2002	972,641	972,390
Legal proceedings	2,283,219	1,636,275
Goods received in custody (6)	7,949,960	9,214,520
Future BOMT payments	504,288	713,099
Guarantees granted to Oleoducto Central S.A. (7)	-	404,569
Other contingent obligations (8)	3,403,368	181,636
	50,925,322	60,780,606
	$138,884,829	$118,874,631

(1)
As of December 31, 2009 Ecopetrol updated its estimated volumes of net reserves (without royalties) determined by the international methodology for reserves calculations; certification process for 2009 started in September and results were obtained in January 2010.

(2)
Reflects the contingent right (debtor account) on the resources delivered to PAP, to pay the transferred pension liability in order to control the existence of liquid resources present in the trust fund. The commuted (transferred) amount as of December 31, 2009 was $10,971,723 ($10,092,528 as of December 31, 2008) which solely corresponds to pension allowances, shares and pension bonds; the amounts regarding health and education are included in the pension liabilities owed by Ecopetrol. The commuted (transferred) amounts, as well as their yields, cannot change destination or be returned to the Company until the pension obligations have been entirely covered.

              A detail of the trust funds is set forth below:
	2009	2008
Consorcio Fidubogotá - Fiducolpatria	$2,378,039	$2,187,742
Consorcio Fidupopular - Fiduoccidente	2,032,621	1,883,653
Consorcio Fiduagraria - Fiducoldex - Helm Trust	1,306,940	1,208,338
Consorcio BBVA - Fidubogotá - Corficolombiana	1,331,711	1,216,868
Consorcio Fiducafé - Fiduprevisora - Fidupetrol	2,299,552	2,113,131
Consorcio Fiducolombia - Santander Investment	1,622,860	1,482,796
Total	$10,971,723	$10,092,528

(3)
Balance of the tax memorandum accounts groups the differences between the values of both equity and results accounts taken from the tax return for 2008 and the accounting balances. Differences correspond to concepts such as revaluations and provisions not accepted by tax regulations, the difference in the method for amortization of crude oil investments which for accounting purposes is made by production units and for tax purposes by the straight-line method, and the effect of the generated inflation adjustment, among others.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(4)
Includes (i) contracts pending to implement in Pesos, Dollars, and Euros at the representative market rate at December 31, 2009, (ii) $11,889,152 in standby letters credit which guarantees contracts entered into by Ecopetrol in an amount totaling $523,772 and (iii) $7,205 in documentary credit letters.  The difference between December 2008 values are due to contract balances for 2009.

(5)
Includes the amount of assets received in custody by Refinería de Cartagena S.A. to comply with the obligations entered into under the warrant operating agreement between the Company and said entity to operate the Cartagena refinery.

(6)
Corresponds to non-renewable natural resources received by the Nation for $7,883,514 calculated based on SEC prices and discount rates. Additionally, the balance is represented by the inventories of sold products pending delivery to customers, for $65,374 from Ecopetrol, $934 from Propilco, $28 from Ocensa and inventories held on consignment for self consumption in the different plants of Ecopetrol for $110.

(7)
In March 2009, Ecopetrol acquired Enbridge Inc.’s shares in Ocensa. As a result, the contingent obligations to provide the necessary funds to repay capital contributions and the preferred dividends to the remaining Ocensa’s shareholders have ended.

(8)
Includes basically the closed pledge in amount of $2,664,240 of the stock shares that Ecopetrol owns directly or indirectly in Oleoducto Central, Refinería de Cartagena S.A. and Polipropileno del Caribe S.A., guaranteeing 120% coverage of the syndicated loan granted by the local banks. (See note 14)

23.	Revenue

	2009	2008	2007
Local Sales
Medium distillates	$5,097,467	$5,914,627	$4,889,373
Gasoline	5,015,900	3,644,345	3,346,360
Services	1,113,075	921,652	821,197
Natural gas	1,000,517	901,414	660,171
Plastic and rubber	571,007	382,519	-
L.P.G. and propane	469,551	612,771	604,752
Asphalt	314,230	390,544	257,177
Other products	262,060	985,247	641,288
Crude oil	18,194	4,774,401	3,004,629
	13,862,001	18,527,520	14,224,947
Recognition of Price differential (1)	196,533	3,070,479	1,778,050
	14,058,534	21,597,999	16,002,997
Foreign sales
Crude oil	11,815,512	8,696,282	4,476,137
Fuel oil	1,660,911	2,093,012	1,560,399
Gasoline	1,654,669	186,197	269,248
Other products	642,877	744,957	82,348
Natural gas	311,734	313,348	37
Diesel	178,530	246,158	-
Traded gasoline	69,866	-	-
Naphtha	-	2,693	244,393
Petroleum savings and stabilization Fund – FAEP	-	-	(316,497)
	16,334,099	12,282,647	6,316,065
Premium income, net	11,757	16,023	13,258
	16,345,856	12,298,670	6,329,323
	$30,404,390	$33,896,669	$22,332,320

(1)
Corresponds to Decree 4839 applied at December 2008 which determines the price differential (value generated between the parity price and the regulated price, which may be either negative or positive).  As of December 31, 2009 the negative price differential was $326,453 and is recorded as a lower income amount of medium distillates and gasoline in local sales. As of December 31, 2009 the positive differential was $260,933 (2008 - $3,070,479) in Ecopetrol, affected by a negative price differential from Cartagena refinery of $64,400.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

24.	Cost of Sales

	2009	2008	2007

Variable Cost
Purchase of hydrocarbons from the ANH (1)	$4,358,408	$5,584,474	$3,912,315
Purchase of crude oil in association and concession	4,130,116	3,193,690	1,425,945
Imported products	2,739,681	3,470,987	681,485
Amortization and depletion	1,474,918	1,087,583	665,459
Process materials	166,785	113,427	93,017
Electrical power	156,405	112,355	91,036
Purchase of natural gas and other products	57,335	230,977	203,697
Depreciation by production units	48,834	-	-
Insurance premium costs, net	554	1,898	6,237
Costs of sale of contributions in kind	-	-	432,144
Absorption of the cost in final inventory balances	(55,042)	(239,033)	(390,416)
Adjustment in volumes from other assignations and project charges	(334,658)	(132,040)	(254,808)

Fixed Cost
Services contracted with associations	1,290,177	1,188,294	1,059,522
Maintenance	1,274,618	831,553	593,331
Depreciation	1,239,846	670,279	719,811
Labor costs	918,264	751,826	531,171
Transportation services for hydrocarbons	637,029	581,945	648,586
Project expense	524,441	571,941	696,089
Ecopetrol contracted services	451,222	294,351	312,768
Taxes	326,767	199,175	127,534
Materials and operations supplies	316,218	266,134	212,322
Amortization of deferred charges, intangibles and insurance premiums	94,288	73,343	173,883
Amortization of actuarial liability	82,812	207,363	161,825
General costs	7,055	23,914	18,880
	$19,906,073	$19,084,436	$12,121,833

(1)
Corresponds to the crude oil and natural gas purchases of Ecopetrol from the Agencia Nacional de Hidrocarburos derived from national production, both under the Company’s direct operation and under the operation of third parties.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

25.	Operating Expenses

	2009	2008	2007
Administration
Labor	$281,123	$189,757	$156,959
Depreciation and amortization (1)	175,032	58,705	45,059
General expenses	149,644	65,087	50,146
Maintenance	17,361	11,295	11,730
Rentals	17,322	10,156	24,255
Active personnel amortization of pension actuarial liability	12,770	44,055	32,494
Taxes	9,084	3,046	1,401
	662,336	382,101	322,044
Selling
Studies and projects (2)	1,396,482	912,751	425,355
Taxes	181,109	182,886	155,374
General expenses (3)	166,480	113,024	35,452
Natural Gas pipeline transportation	141,889	102,862	75,474
Labor expenses	43,495	26,759	11,622
Non-compliance gas delivery charges	27,851	-	-
Maintenance	5,336	5,090	75,305
Crude oil pipeline transportation tariff	-	422,697	146,721
Active personnel amortization of pension actuarial liability	-	6,705	4,002
	1,962,642	1,772,774	929,305
	$2,624,978	$2,154,875	$1,251,349

(1)	In 2009 $139,909 were amortized in regard to goodwill acquired from Offshore International Group, IPL Enterprise, Hocol, Andean Chemicals Limited and Propilco (2008 - $27,512).
(2)
These expenses correspond to seismic and exploratory activities from Ecopetrol $785,628, Ecopetrol America Inc $350,080, Ecopetrol Oleo e Gas do Brasil $138,421, Hocol $117,857, Ecopetrol de Peru $4,147, Bioenergy 349.

(3)
Corresponds mainly to customs operation expenses, leases, freight charges, utilities and administration contracts from Ecopetrol in the amount of $104,524, from Propilco in the amount of $57,158, from Comai in the amount of $2,515, from Hocol in the amount of $2,240 and from Refinería de Cartagena in the amount of $43.

26.	Financial Income, Net
	2009	2008	2007
Income
Exchange difference gain (1)	$14,672,907	$10,863,242	$3,772,753
Interest and monetary correction (2)	479,694	682,542	161,125
Income on valuation of investment portfolio	168,442	1,640,338	808,922
Income on valuation of derivatives (3)	159,245	4,782	-
Dividends in cash	31,687	39,472	25,387
Income from equity method	55,143	110,824	-
Others	1,802	-	-
	15,568,920	13,341,200	4,768,187
Expenses
Exchange difference loss (1)	(14,798,550)	(8,901,184)	(4,385,021)
Loss on valuation of derivatives (3)	(84,492)	(74,685)	(43,696)
Interest	(138,801)	(19,376)	(1,021)
Administration and securities issuance	(23,438)	(52,277)	(76,770)
Others	(27,806)	(6,820)	(1,147)
Loss on application of equity method	-	(185,606)	(115)
Discount on cash purchases of shares	-	-	(166,789)
	(15,073,087)	(9,239,948)	(4,674,559)
	$495,833	$4,101,252	$93,628

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(1)
The 8.9% Colombian peso revaluation against the U.S. dollar during 2009 and the U.S. dollars Company’s indebtedness originated an almost neutral effect in the results due to the exchange difference. The final effect was unfavorable in an amount totaling $125,643 compared to a positive exchange difference during 2008 of $1,962,058, as a result of 11.4% devaluation during such period. The net position is active in dollars and decreased from USD 5,9 billion in 2008 to USD 132 million in 2009.

(2)
In 2009, $235,704 was recorded regarding the opportunity cost of the cumulative receivable balance of the differential price for regular gasoline and diesel of 2008 in accordance to Resolution 180639 of April 29 of 2009 (2008 - $93,218). Income is estimated for 2009 applying the following interest rates: 9.29% EA for April’s month payment, 9.344 % EA for August and 9.398% EA for December (Resolution 180639). In addition the reference rate for recognition of the opportunity cost of the fuel price differential during the third quarter of 2009 is 4.142%. The opportunity cost was recognized for year 2008 based on the definition made by CONFIS in its meeting of February 21, 2008, equivalent to a rate of 4.48% EA (Resolution 181496).

(3)
Profits of $66,862 were recorded at Ecopetrol from asphalt hedging and of $906 were recorded from exchange rates hedging . Losses of $19,021 were recorded from WTI hedging and of $4,736 from other hedging. Likewise, Cartagena refinery recorded profits from exchange rate hedging in an amount totaling $30,742.

27.	Pension expenses

	2009	2008	2007
Amortization of pension actuarial calculation (1)	$407,083	$986,565	$955,381
Health care services	132,322	107,213	86,520
Education services	55,752	51,147	48,442
	$595,157	$1,144,925	$1,090,343

(1)
In December 2008 the Company partially commutated (transferred) the amount corresponding to the pension provisions by transferring said obligations and funds supporting them to pension trust funds. In 2009 the Company did not recognize any actuarial amortization of pensions given that the current yield of the self-standing funds covers the growth on pensions liability during 2009 for pensions and monthly payments exceeding growth in $72,696. In 2009 only health and education actuarial amortization was recognized in amount of $407,083 ($195,341 in 2008).

28.	Inflation gain

The inflation gain corresponds to the net amortization of the deferred monetary correction.

29.	Other income (expenses), Net

	2009	2008	2007
Other Income
Recovery of provisions (1)	$224,565	$999,866	$555,438
BOMTs deferred income	-	-	4,008
Recuperation of exploration expenses	148,996	-	-
Expense recovery	61,972	7,459	39,575
Income for services	48,878	3,605	6,685
Income from transferred rights	28,116	-	-
Income from undeveloped discovered fields	19,257	1,228	13,622
Indemnities received	16,305	6,367	1,703
Recovery from services to associates	14,219	22,840	70,133
Other minor income	134,885	23,303	64,062
Income on sale of property, plant and equipment	3,579	10,435	8,724
	700,772	1,075,103	763,950
Other expenses

Provisions (2)	(462,812)	(114,035)	(1,240,400)
Taxes	(352,459)	(299,673)	(328,871)
Tariff and natural gas pipelines availability – BOMT	(89,906)	(95,505)	-
Fuel losses	(99,771)	(93,854)	(56,648)
Contributions and donations	(40,497)	(35,293)	(9,535)
Inspection quota	(26,986)	(25,811)	(25,934)
Surveillance and security	(23,026)	(16,052)	(14,457)
Other minor expenses	(151,034)	(26,135)	(23,208)
Loss on sale and retirement of assets	193	(1,399)	(3,148)
	(1,246,298)	(707,757)	(1,702,201)
	$(545,526)	$367,046	$(938,251)

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(1)	A detail of the recovery of provisions is as follows:

	2009	2008	2007
Product and materials inventories	$118,652	$8,711	$21,010
Legal Proceedings	83,258	832,788	46,934
Fixed assets, receivable and others	17,091	18,813	27,355
Other recoveries	5,564	-	-
Investment	-	130,543	1,322
Taxes	-	9,011	117,680
BOMT Provisions	-	-	221,055
Project expenses	-	-	120,082
	$224,565	$999,866	$555,438

(2)	A detail of provisions is as follows:

Legal Proceedings	$(271,091)	$(59,305)	$(1,096,117)
Products and materials inventories	(33,161)	(49,379)	(115,944)
Receivables	(30,734)	(2,275)	(20,276)
Devaluation of property, plant and equipment	(127,826)	-	-
Contributions to pension funds	-	(3,076)	-
Investments	-	-	(6,273)
Property, plant and equipment and other	-	-	1,790
	$(462,812)	$(114,035)	$(1,240,400)
30.	Contingencies

Ecopetrol has recognized provisions corresponding to reasonable estimates intended to cover future situations deriving from loss contingencies or the occurrence of future events that could affect its financial position and results of operations.

The methodology used by the Legal Vice Presidency is based on the credit system of the Nation, which is used by the Ministry of Interior and Justice and includes an analysis of factors such as procedural risk, strength of the claim, proof of the claim, strength of the response, proof of the response, level of jurisprudence and results of first instance decision.

A summary of the most significant proceedings (with amounts of claims greater than $10 billion) for which provisions have been recognized according to the evaluations of the internal and external attorneys of the Company, as of December 31, 2009, is set forth below:

Proceeding	Claim	Amount of the Provision

Foncoeco (*)	Profit participation fund of the employees and ex employees of Ecopetrol	139,933

Municipio de Aguazul, Tauramena	Class Action. Administrative proceeding of the Solidarity Contribution Fund to the electricity self-taxation	139,688

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Proceeding	Claim	Amount of the Provision

Municipio de Arauca	Class Action. Contributions to the solidarity and redistribution of income fund as a consequence of the generation of electricity, according to the Law 142 of 1994.	121,051

Departamento del Tolima	Class Action for the recalculation of royalties with 20% specified in Law 141 of 1994.	82,287

Municipio de Melgar	Class Action requesting the recovery to the Department of Tolima of the amounts not collected regarding royalties corresponding to the Guandó well.	40,351

Universidad de Cartagena and Junta Especial de la Estampilla	Constitutional Action in which the Universidad de Cartagena requests the compliance action for the payment of the stamp on operations carried out in Bolivar, especially in Cartagena de Indias port.	22,866

Consorcio Protécnica Ltda (under liquidation) - Constructora Kepler S.A. De C.V.	Time over run in construction said to be Ecopetrol’s fault that altered the economic and financial equilibrium of the contract against the contracting consortium .	10,000

*
Expert’s report of 2005 calculated in $542,000 the damages owed by Ecopetrol in the Ordinary Civil Action filed by Foncoeco which claims that Ecopetrol must pay principal and interest on the profit participation fund for the employees of the Company which was established by the Board of Directors. It is the opinion of the Company’s management and its legal advisors that there are sufficient arguments to demonstrate that this lawsuit will not proceed, particularly because the basis of the report includes amounts not authorized by the Board of Directors, therefore, at December 2009 closing date a provision in amount of just $139,933 (2008 - $100,000).was recorded for this proceeding.

31.	Commitments

Cocorna Association Contract – Campo Teca

Upon expiration of the Cocorna Association Contract on October 8, 2008 Ecopetrol received from its associate Mansarovar Energy Colombia LTD. the Teca field that was operated and located near Puerto Nare municipalities (Antioquia), Puerto Triunfo (Antioquia) and Puerto Boyacá (Boyacá). It has 219 wells that in 2009 produced an average of 1,798 daily barrels of heavy crude oil of 12.5 degrees API.

Notwithstanding the expiration of the Cocorna Association Contract and the Teca field was delivered to Ecopetrol, there is a difference in interpretation between the two companies regarding the date of expiration  as Mansarovar Energy Colombia Ltd. claims that it should be June 18, 2011. The two companies have agreed to present the differences in interpretation before Arbitration Panel.

While waiting for the Arbitration Panel to make a decision, Ecopetrol entered into an agreement with Mansarovar Energy Colombia Ltd. for it to continue operating the Teca field. All income to Mansarovar (which is set at 50% of production) as well as the total expenses of the Teca field operation will be administered through a Management and Payment Trust, until the Arbitration Panel makes a decision. The remaining resources in the trust will be assigned to the Company who wins the arbitration.

The municipalities and the department of the said area will continue to receive royalties of 20%, which corresponds to the percentage set forth in the expired association contract. Additional royalties of 12%, which were determined by Law on the date of expiration, will be deposited into the Management and Payment Trust’s royalties account and will generate the appropriate interest.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Natural Gas Supply Contracts

In addition to existing contracts, the Company has entered into new contracts for sale or supply of natural gas with third parties, such as Gecelca ESP, Alcanos S.A. ESP, E2, Gas Natural S.A. ESP, Empresas Públicas de Medellín, among others. During 2009, Ecopetrol sold 578.66 GBTUD average for $1,305,419 (including exports). Likewise, Ecopetrol entered into a new agreement with the National Hydrocarbon Agency (ANH) for the sale of royalties.

In December 2009, Ecopetrol conducted the auction of 32.8 GBTUD of natural gas from the Cusiana extension project (LTO2), achieving the highest marketing price in the primary market, which positively impacted the incorporation of reserves from the foothills.

During the last quarter of 2009, the unfavorable weather condition, known as “El Niño”, caused a high thermoelectric generation of gas in Colombia.  As a result, gas sales exceeded historical levels. Additionally, in order to increase the thermal generation levels, the Company provided an average of 2.4 KBD diesel.

Hedging operations

Call Options

Hedging Description

Hedging operations were performed by means of call options. Using this strategy Ecopetrol S.A. protects itself from price increase risk on the relevant index. The underlying assets hedged by this strategy are the asphalt shipments traded in the local market by the Company which has a valuation index of USGC 3%.

As of December 31, 2009, the following call options were exercised as follows:

Counterpart	Effective date in 2010	Expiration date in 2010	Volume	STRIKE PRICE		CALL PRICE

BP. Products North America Inc.	January 1	December 31	480,000 Bls.	US$	71	9.80
J. Aron & Company (Goldman Sachs)	January 1	December 31	600,000 Bls.	US$	71	9.73
JP Morgan	January 1	December 31	480,000 Bls.	US$	71	9.85
Morgan Stanley	January 1	December 31	480,000 Bls.	US$	70	9.96

Hedge Instruments

Long positions on call options over the USGC index

A summary of hedge instruments is as follows:

Counterpart	Effective date in 2010	Maturity in 2010	Volume		STRIKE PRICE

Morgan Stanley	January 1	January 30	300,000	Bls.	US$	1.02

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Swap - Spread

Hedge description

A Swap-Spread hedge operation was performed over the price difference between NY 1% and USGC 3% indexes, thus guaranteeing a competitive discount factor for the Company on the Ecopetrol valuation index. The aforementioned indexes are used to negotiate fuel oil shipments.

Hedge Instruments

Swap instruments with long and short positions over each index respectively.

Earn outs in acquired companies

As part of the Company’s acquisitions of Hocol Petroleum Ltd. and Offshore International Group (“OIG”), the Company took over future commitments, called “earn outs”, which must be recognized by the buyer to the seller, depending on the behavior of variables such as the crude oil price and the reserves.

Hocol Petroleum Ltd.

1.
An additional amount might have to be paid in February 2011 depending on the behavior of the crude oil average price per barrel.  Below is a summary of the additional amount to be paid depending on the actual recorded WTI crude barrel price between January 1, 2010 and December 31, 2010:

If the WTI crude barrel price is:
•	Less than US$55, the amount to be paid is zero
•	Higher than US$55 and less than US$60, the amount to be paid is US$25 million; or
•	Higher than US$60 and less than US$65, the amount to be paid is US$40 million.
•	Higher than US$65, the amount to be paid is US$65 million.

2.
An additional payment, in a maximum amount of US$50 million, may have to be paid in the first quarter of 2013 depending on the exploratory results of the Huron well. The amount to be paid will be determined by considering that, during a maximum period of two years (until December 2012), there should be 2P type certified reserves. The calculation of the additional payment is as follows: the reserves volume is multiplied by a percentage (between 6% and 8%) of the average WTI price during a given period of time to determine the base price to pay, subject to the maximum limit established.

Offshore International Group (“OIG”)

If during the two years after the acquisition of “OIG” (which occurred on February 6, 2009), the average price of crude oil per barrel is more than US$60, but less or equal than US$70, an additional amount equal to US$200 million will have to be paid by Ecopetrol.  If during that time frame, the average price per barrel is more than US$70, the amount to be paid will be US$300 million. Ecopetrol will be responsible for 50% of this commitment.

Ship or Pay Contracts

Ecopetrol and ODL have entered into two Ship-or-Pay contracts: (i) The first supports the financing tariff obligation for 5 years and is collected through a trust fund in charge of paying the debt amortization payments to “Grupo Aval”, and (ii) the second supports the securitization obligation for 7 years. Under each of these contracts, the invoicing, collection and payment obligations have been transferred to the trust funds.  Each of these contracts commits daily transportation of 30,000 barrels during the first phase and 60,000 barrels during the second phase.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Refinare

Ecopetrol was notified in July 2009 about a legal proceeding initiated by Refinería del Nare S.A. (“Refinare”) in which Ecopetrol was one of the named defendants.  Refinare argues that, as a result of a criminal proceeding initiated against it by the Hydrocarbons Police Unit, Ecopetrol suspended all commercial relations with Refinare, which in turn resulted in the mandatory liquidation it now faces. The amount of the damages sought by Refinare for this alleged wrong-doing totaled approximately $710 million at December 31, 2009.  However, under the Company’s internal evaluation, this claim is highly likely to prove unsuccessful.  As such, at December 31, 2009, the Company did not record a provision related to this claim.

32.	Subsequent Events

Savia - Perú

In February 2010, an announcement was made regarding the change of Petro-Tech Peruana’s name to Savia – Perú, which is the main subsidiary of Offshore International Group (“OIG”).

Ecopetrol Response to Refinare Litigation

On February 8, 2010, Ecopetrol sent its response to the Refinare litigation mentioned above.  Ecopetrol argued, among others, that: 1) it was forced by law to enter the criminal proceedings which the General Prosecutor's Office of Colombia brought against Refinare, 2) it did not have a monopoly in the market, nor did it abuse its presumed dominant position in the market with respect to the oil demand supplied by Refinare, 3) it did not engage in any behavior that could be considered unfair competition, and 4) it was under no legal obligation to sell crude oil to Refinare.

Additionally, Ecopetrol argued that: 1) the complaint had partially expired with respect to the alleged illegal competition and presumed acts of jurisdictional error, 2) Ecopetrol does not have any influence on the decisions by the General Prosecutor's Office of Colombia, and 3) Refinare had reached liquidation as a result of its own economic condition.

Cocorna Association Contract – Campo Teca

On February 12, 2010, the Arbitration Panel convened by Ecopetrol S.A. and Mansarovar Energy Colombia Ltda. issued its decision concerning the expiration date of the Cocorna Association Contract (See note 31). The Arbitration Panel ruled in favor of Ecopetrol, thereby generating income in the Company’s financial statements of in the amount of $17,946 million.  This amount will be recognized in the financial results of the Company for the fiscal year ending 2010.

Dry wells – Ecopetrol S.A.

In May 2010, Ecopetrol recognized six dry wells, which are Tupale 1, Merey, Sonero 1, Torrontes 1, Hechicera and Merecure. The cost associated with the exploration activities as of December 31, 2009 was $32,351, and this amount was recognized at the end of 2009 for U.S. GAAP purposes in the income statement.

Dry wells – Ecopetrol America Inc. – Palomino and Soluki

On April and May 2010, two wells were declared dry in America Inc., Palomino-1 (25% Ecopetrol’s participation) and Saluki (35% Ecopetrol’s participation). Exploration activities in the mentioned wells began in January and February 2010, respectively. Costs associated with the exploration were recognized in the first and second quarter of 2010. For that reason, there is no impact on the financial statements as of December 31, 2009.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

33.	Differences between Colombian Governmental Entity accounting principles and U.S. GAAP

The Company's financial statements are prepared in accordance with Colombian Government Entity GAAP (RCP).  These principles and regulations differ in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP), and therefore this note presents reconciliations of net income and shareholders’ equity determined under RCP to those same amounts as determined according to U.S. GAAP.  Also presented in this note are those disclosures required under U.S. GAAP but not required under RCP.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

A)  Reconciliation of net income attributable to Ecopetrol S.A.:

The following table presents the reconciliation of net income per Colombian Government Entity GAAP to net income under U.S. GAAP attributable to Ecopetrol S.A. for the years ended December 31, 2009, 2008 and 2007:

		2009	2008	2007

	Consolidated net income under Colombian Government Entity GAAP	$5,132,054	$11,629,677	$5,179,792
i.	Investment securities:
	a. Unrealized gain (loss)	639,073	(924,715)	69,657
	b. Impairment	28,083	163,902	(78,123)
ii.	Investments in non-marketable securities:
	a. Equity method	(182,623)	164,734	(36,960)
	b. Variable Interest Entity (VIE)	320,600	(367,743)	11,658
iii.	Derivatives	25,505	-	6
iv.	Exchange of non-monetary assets	23,640	55,623	606,751
v.	Deferred charges	(35,722)	(228)	240,293
vi.	Employee benefit plans	(1,416,598)	(1,451,179)	(1,045,374)
vii.	Provisions, allowances and contingencies	(24,833)	1,082,434	925,380
viii.	Deferred income taxes	(210,119)	(159,891)	(624,185)
ix.	Revenue recognition:
	a. Revenue – FAEP	-	-	329,355
	b. Cost of sales – over and under	(111,126)	(8,887)	16,607
	c. Other income	10,765	-	(97,127)
x.	Inflation adjustment	112,290	128,837	230,822
xi.	Inventories	22,565	10,274	(67,089)
xii.	Lease accounting	(43,163)	39,744	(393,131)
xiii.	Prior year adjustments	-	-	574
xiv.	Property, plant and equipment:
	a. Interest	(63,779)	-	1,228
	c. Impairment	(395,044)	(121,296)	(65,137)
	d. Capitalized expenses	(236,219)	76,167	-
	e. Exchange difference	(16,028)	-	-
xv.	Depreciation, Depletion and Amortization	484,593	(1,478,851)	227,754
xvi.	Asset retirement obligations	401,695	(70,014)	10,039
xvii.	Equity contributions:
	a. Incorporated institutional equity	20,692	21,217	9,304
	b. Contributions in kind	-	-	432,144
	c. Reversion of concession rights contributed as capital	18,199	24,117	17,562
xviii.	Public offering costs and discount on issuance of shares	-	-	242,885
xix.	Indebtedness cost	8,800	-	-
xx.	Business combinations:
	a. Goodwill	139,909	27,512	-
	b. Fair value adjustments to assets and liabilities acquired	25,217	449	-
xxi.	Non-controlling Interest	(99,958)	-	-
	Consolidated net income under U.S. GAAP attributable to Ecopetrol S.A.	$4,578,468	$8,841,883	$6,144,685

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

B)   Reconciliation of Shareholders’ equity attributable to Ecopetrol S.A.:

The following table presents a reconciliation of Ecopetrol shareholders’ equity under Colombian Governmental Entity GAAP to Ecopetrol shareholders’ equity under U.S. GAAP as of December 31, 2009 and 2008:

		2009	2008

	Consolidated shareholders’ equity under Colombian Government Entity GAAP	$32,569,957	$34,619,717
i.	Investment securities:
	a. Unrealized gain	581,841	-
ii.	Investments in non-marketable securities:
	a. Equity method	(1,507,543)	(991,927)
	b. Variable Interest Entity (VIE)	320,600	(320,600)
	d. Valuation surplus	(1,029,443)	(616,951)
iii.	Derivatives	30,489	-
iv.	Exchange of non-monetary assets	686,014	662,374
v.	Deferred charges	25,697	(7,133)
vi.	Employee benefit plans	(1,511,824)	(563,814)
vii.	Provisions – allowance and contingencies	16,477	183,852
viii.	Deferred income taxes	212,175	470,044
ix.	Revenue recognition:
	b. Cost of sales – over and under	(89,261)	10,984
	c. Other income	4,433	-
x.	Inflation adjustment	(3,568,525)	(863,496)
xi.	Inventories	(31,017)	(66,570)
xii.	Lease accounting	399,734	444,117
xiv.	Property, plant and equipment:
	a. Interest	(24,011)	39,768
	b. Revaluation of property, plant and equipment and public accounting effect	(5,361,974)	(3,505,449)
	c. Impairment	(692,398)	(297,319)
	d. Capitalized expenses	(774,373)	(555,684)
	e. Exchange difference	(233,563)	(217,535)
xv.	Depreciation, Depletion and Amortization	2,295,829	(820,184)
xvi.	Asset retirement obligations	425,351	(24,054)
xvii.	Equity contributions:
	a. Incorporated institutional equity	(82,870)	(60,907)
	c. Reversion of concession rights contributed as capital	(103,260)	(121,459)
xix.	Indebtedness cost	8,800	-
xx.	Business combinations:
	a. Goodwill	116,805	48,471
	b. Fair value adjustments to assets and liabilities acquired	(196,291)	(20,510)
xxi.	Non-controlling Interest	54,072	-
	Consolidated Ecopetrol shareholders’ equity under U.S. GAAP	$22,541,921	$27,425,735

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

C)  Supplemental consolidated condensed financial statements under U.S. GAAP

C)  1.  Supplemental consolidated condensed balance sheets

The condensed balance sheets of the Company as of December 31, 2009 and 2008 under U.S. GAAP are presented below:

	2009	2008
Assets
Current assets:
Cash and cash equivalents	$3,861,532	$4,812,595
Investments
Available for sale	178,832	1,345,760
Held to maturity	7,876	-
Accounts and notes receivable, net	2,530,379	5,891,412
Inventories	1,929,977	1,569,165
Advances and deposits	1,200,682	887,634
Prepaid expenses and other assets	62,759	25,492
Deferred income taxes	1,015,488	1,968,177
Total current assets	10,787,525	16,500,235
Investments
Available for sale	4,118,555	7,327,755
Held to maturity	130,740	179,096
Accounts and notes receivable, net	226,781	194,912
Restricted assets	380,463	388,892
Property, plant and equipment, net	13,098,446	7,696,192
Natural and environmental resources, net	9,431,458	6,456,158
Goodwill	2,385,113	627,610
Deferred charges and other assets	1,280,359	793,339
Deferred income taxes	1,475,559	-
Direct finance lease long-term	19,254	80,263
Total Assets	$43,334,253	$40,244,452
Liabilities and shareholders’ equity
Current liabilities:
Financial obligations	$437,111	$281,841
Accounts payable and related parties	3,571,680	1,834,041
Capital lease liability	82,356	102,657
Taxes payable	567,271	2,570,886
Labor and pension plan obligations	165,472	340,537
Estimated liabilities and provisions	1,122,409	677,214
Total current liabilities	5,946,299	5,807,176
Financial obligations, long-term	5,725,099	5,473
Accounts payable, long-term	248,571	279,882
Capital lease liability	278,594	388,591
Pension plan obligation and other labor obligations, long-term	4,359,751	2,518,307
Deferred income tax, long-term	-	774,463
Estimated liabilities and provisions	2,841,371	1,748,014
Other long-term liabilities	809,334	478,039
Total non-current liabilities	14,262,720	6,192,769
Total liabilities	20,209,019	11,999,945
Shareholders’ equity of Ecopetrol	22,541,921	27,425,735
Non-controlling interest	583,313	818,772
Total Equity	23,125,234	28,244,507
Total liabilities and shareholders’ equity	$43,334,253	$40,244,452

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

C)   2.  Supplemental consolidated condensed statements of income

The condensed statements of income of the Company for the years ended December 31, 2009, 2008 and 2007 under U.S. GAAP are presented below:

	2009	2008	2007

Revenue:
Local sales	$13,808,720	$21,550,543	$16,138,874
Foreign sales	15,742,854	12,298,670	6,645,820
Total revenue	29,551,574	33,849,213	22,784,694

Cost of sales	19,136,478	17,927,991	10,942,526
	10,415,096	15,921,222	11,842,168

Operating expenses:
Administration	1,990,603	4,246,426	2,431,443
Selling	1,967,139	1,834,485	955,626
Operating income	6,457,354	9,840,311	8,455,099

Non-operating income, net	549,981	3,587,132	255,549
Income before income tax	7,007,335	13,427,443	8,710,648

Income tax:
Current income tax	1,948,819	3,648,451	2,045,997
Deferred income tax	375,329	930,853	498,593
	2,324,148	4,579,304	2,544,590
Net income	4,683,187	8,848,139	6,166,058
Less: Net (income) attributable to Non-controlling interest	(104,719)	(6,256)	(21,373)
Net Income attributable to Ecopetrol S.A.	$4,578,468	$8,841,883	$6,144,685
Earnings per share (Basic and diluted) attributable to Ecopetrol common shareholders	$113.13	$218.47	$166.42
Weighted-average shares outstanding (Basic and diluted)	40,472,512,588	40,472,512,588	36,922,352,491

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

C) 3.  Supplemental consolidated condensed statements of cash flows

The condensed statements of cash flows of the Company for the years ended December 31, 2009, 2008 and 2007 under U.S. GAAP are presented below:

	2009	2008	2007
Cash flows provided by operating activities:
Net income	$4,683,187	$8,848,139	$6,166,058
Adjustments to reconcile net income to cash provided by operating activities:
Equity method in non-marketable securities	182,623	(106,845)	36,960
Depreciation, depletion and amortization	4,144,035	3,177,935	1,467,372
Impairment	395,044	113,087	65,137
Provisions	547,354	(569,969)	86,746
Deferred income tax	375,329	930,853	498,594
Exchange (loss) gain	(496,983)	(1,390,953)	408,181
Net changes in operating assets and liabilities:
Accounts and notes receivable	3,336,133	(2,383,061)	1,534,251
Inventories	(32,049)	(255,090)	(316,950)
Deferred charges and other assets	(28,095)	(245,528)	(33,721)
Accounts payable and related parties	1,398,162	326,967	(171,444)
Taxes payable	(2,678,083)	1,374,621	509,612
Labor obligations	311,513	401,445	1,231,621
Estimated liabilities and provisions	162,188	668,220	130,729
Negative goodwill	(182,868)	-	-
Fair value of pre-existent participation of business combination	107,545	-	-
Net cash provided by operating activities	12,225,035	10,889,822	11,613,146
Cash flows from investing activities:
Payment for purchase of companies, net of cash acquired	(4,061,289)	(1,274,751)	-
Purchase of investment securities	(7,921,615)	(27,814,744)	(33,328,213)
Redemption of investment securities	12,250,389	25,975,418	34,664,456
Investment in natural and environmental resources	(2,934,666)	(3,574,418)	(1,866,544)
Additions to property, plant and equipment	(6,417,866)	(3,869,577)	(1,176,142)
Net cash used in investing activities	(9,085,047)	(10,558,072)	(1,706,443)
Cash flows from financing activities:
Non-controlling interest obligations	(340,178)	240,918	(14,893)
Payment of financial obligations	(310,420)	(99,888)	(425,879)
Proceeds from financial obligations	6,152,400	235,720	-
Proceeds from issuance of shares	41,044	832,919	4,625,066
Cash paid to acquire a non-controlling interest	(998,903)	-	-
Dividends paid	(8,902,602)	(4,652,182)	(8,538,936)
Net cash used in financing activities	(4,358,659)	(3,442,513)	(4,354,642)

Effect of exchange rate changes on cash	(267,608)	83,923	(116,558)
Net (decrease) increase in cash and cash equivalents	(951,063)	(3,194,687)	5,668,619
Cash and cash equivalents at beginning of year	4,812,595	8,007,282	2,338,663
Cash and cash equivalents at end of year	$3,861,532	$4,812,595	$8,007,282

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Supplemental cash flows information

Cash paid during the year

Interest	$107,343	$9,874	$23,426

Income taxes	$3,934,441	$1,869,475	$1,457,015

Non cash transactions

Liabilities assumed in business combinations	$891,112	$184,807	$-

Exchange of non-monetary assets	$-	$-	$234,731

Assets acquired through leasing contracts	$-	$12,659	$-

Increase of natural and environmental resources through asset retirement obligations	$96,766	$137,903	$83,088

Under Colombian Government Entity GAAP as in effect for 2007, some deposits with banks were considered as short – term investments because they produce yields and the Company has defined them to be used for specific purposes.  Under U.S. GAAP, these deposits are considered cash.  The amounts reclassified as of December 31, 2009, 2008 and 2007 were $275,552, $2,404,159 and $4,133,705.  These deposits are valued at fair value.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

C)  4.  Supplemental consolidated statements of shareholders’ equity

The statements of shareholders’ equity of the Company for the years ended December 31, 2009, 2008 and 2007 under U.S. GAAP are as follows:

	Common Stock
	Millions of shares	Value	Additional paid- in-capital	Comprehensive Income	Retained earnings	Accumulated Other Comprehensive income (loss)	Ecopetrol’s Equity	Non-Controlling Interest	Total Equity

Balance at January 1, 2007	36,385	$4,244,943	$-	$-	$15,443,181	$(1,672,738)	$18,015,386	$565,119	$18,580,505
Issuance of company shares	4,088	5,868,391	$3,607,929	-	(4,851,254)	-	4,625,066	529	4,625,595
Distribution of dividends	-	-	-	-	(8,538,936)	-	(8,538,936)	(15,418)	(8,554,354)
Other contributions	-	-	-	-	71,424	-	71,424	-	71,424
Net income	-	-	-	$6,166,058	6,144,685	-	6,144,685	21,373	6,166,058
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $(6,364)	-	-	-	12,918	-	-	12,918	-	12,918
Amortization of actuarial loss, net of tax effect of $(358,277)	-	-	-	727,415	-	-	727,415	-	727,415
Translation adjustment	-	-	-	(66,933)	-	-	(66,927)	(6)	(66,933)
Total other comprehensive income	-	-	-	673,400	-	673,406	-	-	-
Comprehensive income	-	-	-	$6,839,458	-	-	-	-	-
Balance at December 31, 2007	40,473	10,113,334	3,607,929	-	8,269,100	(999,332)	20,991,031	571,597	21,562,628
Business combination								8,718	8,718
Issuance of company shares	-	4,457	828,462	-	-	-	832,919	217,378	1,050,297
Distribution of dividends	-	-	-	-	(4,654,340)	-	(4,654,340)	(141,634)	(4,795,974)
Other contributions	-	-	-	-	(23,742)	-	(23,742)	139,566	115,824
Comprehensive income:	-	-	-	-	-	-	-	-	-
Net income	-	-	-	$8,848,139	8,841,883	-	8,841,883	6,256	8,848,139
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $(236,974)	-	-	-	524,729	-	-	524,729	-	524,729
Amortization of actuarial loss, net of tax effect of $(302,050)	-	-	-	613,251	-	-	613,251	-	613,251
Translation adjustment	-	-	-	316,895	-	-	300,004	16,891	316,895
Total other comprehensive income	-	-	-	1,454,875	-	1,437,984	-	-	-
Comprehensive income	-	-	-	$10,303,014	-	-	-	-	-
Balance at December 31, 2008	40,473	10,117,791	4,436,391		12,432,901	438,652	27,425,735	818,772	28,244,507
Business combination	-	-	-	-	-	-	-	21,530	21,530
Acquired non-controlling interest	-	-	(432,766)	-	-	-	(432,766)	(281,692)	(714,458)
Other non-controlling interest	-	-	-	-	-	-	-	22,767	22,767
Issuance of company shares	-	-	41,044	-	-	-	41,044	-	41,044
Distribution of dividends	-	-	-	-	(8,903,953)	-	(8,903,953)	(89,736)	(8,993,689)
Comprehensive income:	-	-	-	-	-	-	-	-	-
Net income	-	-	-	$4,683,187	4,578,468	-	4,578,468	104,719	4,683,187
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $15,389	-	-	-	(74,844)	-	-	(74,844)	-	(74,844)
Amortization of actuarial loss, net of tax effect of $(95,697)	-	-	-	194,295	-	-	194,295	-	194,295
Translation adjustment	-	-	-	(299,105)	-	-	(286,058)	(13,047)	(299,105)
Total other comprehensive income	-	-	-	(179,654)	-	(166,607)	-	-	-
Comprehensive income	-	-	-	$4,503,533	-	-	-	-	-
Balance at December 31, 2009	40,473	$10,117,791	$4,044,669		$8,107,416	$272,045	$22,541,921	$583,313	$23,125,234

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

C)  5.  Supplemental consolidated Comprehensive Income
	2009	2008	2007

Net Income	$4,683,187	$8,848,139	$6,166,058
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax:	(74,844)	524,729	12,918
Amortization of actuarial loss, net of tax	194,295	613,251	727,415
Translation adjustment	(299,105)	316,895	(66,933)
Total other comprehensive income	(179,654)	1,454,875	673,400
Comprehensive income	4,503,533	10,303,014	6,839,458
Comprehensive income attributable to the non-controlling interest	(91,672)	(23,147)	(21,367)
Comprehensive income attributable to Ecopetrol	$4,411,861	$10,279,867	$6,818,091

A detail of accumulated other comprehensive income attributable to Ecopetrol, including the related income tax effects, is presented below:

	2009
	Before-Income Tax	(Income Tax Expense)	Net of Income Tax
	Amount	or Benefit	Amount

Unrealized gain on securities available for sale	$745,649	$(246,065)	$499,584
Pension liability - net unamortized actuarial loss	(260,451)	85,949	(174,502)
Cumulative translation adjustment	(53,037)	-	(53,037)
Other comprehensive income (loss)	$432,161	$(160,115)	$272,045

	2008
	Before-Income Tax	(Income Tax Expense)	Net of Income Tax
	Amount	or Benefit	Amount

Unrealized gain on securities available for sale	$835,882	$(261,454)	$574,428
Pension liability - net unamortized actuarial loss	(550,443)	181,646	(368,797)
Cumulative translation adjustment	233,021	-	233,021
Other comprehensive income (loss)	$518,460	$(79,808)	$438,652

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

	2007
	Before-Income Tax	(Income Tax Expense)	Net of Income Tax
	Amount	or Benefit	Amount

Unrealized gain on securities available for sale	$74,179	$(24,480)	$49,699
Pension liability - net unamortized actuarial loss	(1,465,744)	483,696	(982,048)
Cumulative translation adjustment	(66,983)	-	(66,983)
Other comprehensive income (loss)	$(1,458,548)	$459,216	$(999,332)

D)  Summary of significant differences between Colombian Government Entity GAAP and U.S. GAAP and required U.S. GAAP disclosures

i.	INVESTMENT SECURITIES

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

Under U.S. GAAP, the Company has classified its investment securities as held to maturity or available for sale, as defined in ASC Sub-topic 320-10-25, Accounting for Certain Investments in Debt and Equity Securities. Debt security investments for which the Company has demonstrated its positive ability and intent to hold until maturity are classified as held-to-maturity.  Such investments are reported at amortized cost.  Investments classified as available-for-sale are reported at fair value, with unrealized gains and losses reported, net of taxes, as a component of other comprehensive income.

In the event any other than temporary impairment of the values of the investments occurs, the impairment loss is recorded in income.

The Company’s short-term and long-term investments at December 31, 2009, 2008 and 2007 consist of the following:

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

As of December 31, 2009	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis

Short-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$126,376	$5,472	$(965)	$(6,813)	$128,682
Securities issued or secured by government sponsored enterprise (GSEs)	41,863	4,472	-	-	37,391
Securities issued or secured by financial entities	10,593	1,093	-	-	9,500
Total Short-term Investments Classified as Available for Sale	178,832	11,037	(965)	(6,813)	175,573
Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	879,484	70,477	(464)	(9,189)	818,660
Securities issued or secured by government sponsored enterprise (GSEs)	1,670,687	48,475	-	-	1,622,212
Securities issued or secured by financial entities	592	-	(412)	-	1,004
Securities issued or secured by government USA	251,926	-	(23,241)	-	275,167
Securities issued by mixed – economy governmental entities	916,785	640,740	-	-	276,045
Total Long-term Investments Classified as Available for Sale	3,719,474	759,692	(24,117)	(9,189)	2,993,088
Total Available for Sale	$3,898,306	$770,729	$(25,082)	$(16,002)	$3,168,661

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Net Carrying Amount

Short-term Investments - Held to Maturity Securities:
Other debt securities	$8,280	$404	$-	$7,876
Total Short-term Investments Classified as Held to Maturity	8,280	404	-	7,876

Long-term Investments- Held to Maturity Securities:
Securities issued or secured by Colombian government	129,769	9,343	-	120,426
Securities issued or secured by government USA	10,950	636	-	10,314
Total Long-term Investments Classified as Held to Maturity	140,719	9,979	-	130,740
Total Held to Maturity	$148,999	$10,383	$-	$138,616

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
As of December 31, 2008

Short-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$239,819	$17,825	$(5,559)	$-	$227,553
Securities issued or secured by government sponsored enterprise	989,949	148,808	(4,158)	-	845,299
Securities issued or secured by financial entities	92,535	13,026	-	-	79,509
Other debt securities	23,457	3,175	-	-	20,282
Total Short-term Investments classified as Available for Sale	1,345,760	182,834	(9,717)	-	1,172,643

Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	821,342	123,957	(6,259)	-	724,733
Securities issued or secured by government sponsored enterprise	2,515,761	427,156	(215)	(390)	2,110,413
Securities issued or secured by financial entities	596,792	110,263	(64)		487,898
Securities issued or secured by government USA	2,169,197	35,436	(27,653)	-	2,161,414
Other debt securities	1,452	144	-	(95)	1,403
Total Long-term Investments classified as Available for Sale	6,104,544	696,956	(34,191)	(485)	5,485,861
Total Available for Sale	$7,450,304	$879,790	$(43,908)	$(485)	$6,658,504

	Aggregated Fair Value	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Net Carrying Amount
Long-term Investments- Held to Maturity Securities
Securities issued or secured by Colombian government	$132,133	$993	$(2,533)	$133,693
Securities issued or secured by government USA	12,436	1,129	-	11,307
Other debt securities	35,829	1,733	-	34,096
Total Long-term Investments Classified as Held to Maturity	$180,398	$3,855	$(2,533)	$179,096

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
As of December 31, 2007

Short-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$60,382	$2,084	$(1,380)	$-	$59,678
Securities issued or secured by government entities	1,226,125	16,436	(11,757)	(76,343)	1,297,789
Securities issued or secured by financial entities	397,306	8,080	(3,642)	(15,968)	408,836
Other debt securities	136,457	4,255	(496)	(8,462)	141,160
Total Short-term Investments Classified as Available for Sale	1,820,270	30,855	(17,275)	(100,773)	1,907,463

Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	63,165	1,251	(186)	-	62,101
Securities issued or secured by government entities	2,287,235	71,024	(27,247)	(104,033)	2,347,491
Securities issued or secured by financial entities	249,275	11,019	(1,164)	(1,179)	240,600
Other debt securities	113,553	7,751	(1,846)	(2,002)	109,651
Total Long-term Investments Classified as Available for Sale	2,713,228	91,045	(30,443)	(107,214)	2,759,843
Total Available for Sale	$4,533,498	$121,900	$(47,718)	$(207,987)	$4,667,306

	Aggregated Fair Value	Gross Unrecognized Holding Gains	Gross Unrecognized Holding Losses	Net Carrying Amount
Long-term Investments- Held to Maturity Securities
Securities issued or secured by government entities	$82,210	$2,766	$-	$79,444
Other debt securities	59,014	2,737	(102)	56,379
Total Long-term Investments Classified as Held to Maturity	$141,224	$5,503	$(102)	$135,823

The maturities of fixed-income investments at December 31, 2009 and 2008 are as follows:

As of December 31, 2009
	Available for Sale		Held to Maturity
	Cost Basis	Fair Value	Cost Basis	Fair Value

Due in one year or less	$175,573	$178,832	$7,876	$8,280
Due in one year to five years	2,737,281	3,475,706	130,740	140,719
Due in five years to ten years	255,807	243,768	-	-
Total	$3,168,661	$3,898,306	$138,616	$148,999

As of December 31, 2008
	Available for Sale		Held to Maturity
	Cost Basis	Fair Value	Cost Basis	Fair Value

Due in one year or less	$1,172,643	$1,345,759	$60,254	$63,986
Due in one year to five years	5,157,100	5,765,696	118,842	116,412
Due in five years to ten years	328,761	338,849	-	-
Total	$6,658,504	$7,450,304	$179,096	$180,398

Proceeds from the sale of investment securities available for sale, gains and losses resulting from such sales are as follows:

	2009	2008	2007

Proceeds from sales	$9,693,609	$6,820,433	$805,550
Gains	25,759	15,626	747
Losses	5,308	7,901	933

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Realized gains and losses on securities available for sale at December 31, 2009, 2008 and 2007 were:

	2009	2008	2007

Losses	$727,697	$188,060	$27,730
Gains	$38,539	$48,108	$5,219

Foreign Exchange Gains and Losses on Securities Available for Sale

Under RCP, changes in account balances resulting from variations in foreign currency exchange rates are reflected in the Company’s net income.  Under U.S. GAAP, any change in value of available-for-sale debt securities as a result of changes in foreign currency exchange rates is reflected in equity as required under the guidance in ASC subtopic 320-10-35.  The amount reclassified from earnings under RCP purposes to other comprehensive income for U.S. GAAP purposes includes $88,278, $635,430 and $37,817 in 2009, 2008 and 2007, respectively that correspond to exchange rate differences.

a.	Unrealized gain (loss)

Available-for-sale securities in an unrealized loss position as of December 31, 2009, 2008 and 2007 are as follows:

	Less than 12 months		More than 12 months
	Gross Unrealized Loss	Market Value	Gross Unrealized Loss	Market Value

2009	$(7,779)	$27,013	$(28,857)	$337,965
2008	$(27,867)	$1,258,847	$(16,041)	$268,894
2007	$(36,424)	$883,748	$(11,294)	$187,604

b.	Impairment

Impairment of investment securities are reported differently under RCP and U.S. GAAP.  Under RCP, impairment is also charged to earnings in the current period, but recoveries in value can be recorded up to the amount that was originally impaired.  Under U.S. GAAP, other-than-temporary impairment should be charged to earnings in the current period and a new cost basis for the security is established.  Subsequent increases in the cost basis of an impaired investment as a result of a recovery in fair value are included in Other Comprehensive Income.

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
carries out the analysis as instructed in ASC paragraph 320-10-65-1 which includes the comparison of the fair value and the amortized cost, evaluates the intention to sell the security and if it is more-likely-than-not that the Company will be required to sell the security prior to recovery, including the existence of a credit loss.

The Company also takes into account changes in global and regional economic conditions and changes related to specific issuers or industries that could adversely affect these values.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Ecopetrol’s marketable security portfolio consists only of debt securities, such as treasury investments, bonds, and commercial paper. For this reason, the Company has an internal policy to limit the ratings of their investments and issuers to the following ratings:

Credit Rating Agency	Short-term Credit Rating	Long-Term Credit Rating
Standard & Poor’s	A-1	A
Moody’s Investors Services	P-1	A2
Fitch Ratings	F-1	A

If the credit rating of an issuer or an investment drops below the aforementioned limits, the Company must sell the investment within 10 days.  Investment securities were assessed for other than temporary impairment.  For U.S. GAAP purposes, the Company recognized impairment on its investment securities amounting to $28,083, $163,902 and $78,123 in 2009, 2008 and 2007, respectively.  For 2008, a major contributing factor to these losses has been the global financial crisis.  For 2009 and 2007 a major contributing factor to these losses has been that Ecopetrol has a large portion of their investments in securities denominated in U.S. dollars.

ii.	INVESTMENTS IN NON-MARKETABLE SECURITIES

a.	Equity Method

Under RCP, equity securities for which prices are unquoted, or for which trading volume is minimal, and the Company does not control the investee, are accounted for under the cost method and subsequently are valued by the shareholders' equity comparison method. Under the equity comparison method, the Company accounts for the difference between its proportionate share of shareholders' equity of the investee and its acquisition cost, adjusted for inflation through 2001, in a separate valuation account in the assets and equity (valuation surplus), if the proportionate share of shareholders’ equity of the investee is higher than its cost or as an allowance for losses, affecting net income, if the cost is higher than the proportionate share of shareholders’ equity of the investee. The proportionate share of shareholder’s equity is considered as the market value for this purpose and is known as intrinsic value. Under this method, the Company only records dividends as income when received. From 2008 the RCP incorporated the concept of significant influence for the recognition of investments in associated entities and established the equity method to update these investments. Until 2007 the investments in associates were recognized using the equity comparison method.

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

The differences between the application of the cost and equity comparison methods under RCP and the equity method under U.S. GAAP were:

•	Reversal of valuations and allowances for losses recorded under RCP
•	Reversal of inflation adjustments recorded under RCP
•	Inclusion of share of earnings or losses under U.S. GAAP, net of intercompany eliminations.
•	Inclusion of share in other comprehensive income under U.S. GAAP.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The summary of the investments valued by the equity method for U.S. GAAP purposes is shown in the following table:

For the Year Ended December 31, 2009

Company	Percentage Of Voting Interest	Equity Calculated under U.S. GAAP	Equity Under Colombian GAAP	Assets Under Colombian GAAP	Liabilities Under Colombian GAAP	Net Income (Loss) Under Colombian GAAP	Investment Under U.S. GAAP Equity Method

Invercolsa S.A.	32%	$230,058	$468,507	$479,104	$10,597	$71,902	$73,078
Serviport S.A.	49%	4,742	15,170	17,557	2,387	941	2,324
Offshore International Group	50%	640,866	726,398	860,151	133,753	69,845	320,433
Ecodiesel S.A.	50%	5,985	15,842	91,641	75,799	336	2,992
							$398,827

For the Year Ended December 31, 2008

Company	Percentage Of Voting Interest	Equity Calculated under U.S. GAAP	Equity Under Colombian GAAP	Assets Under Colombian GAAP	Liabilities Under Colombian GAAP	Net Income (Loss) Under Colombian GAAP	Investment Under U.S. GAAP Equity Method

Oleoducto de Colombia S.A.	44%	$3,716	$109,967	$150,450	$40,483	$(23,862)	$-
Invercolsa S.A.	32%	262,856	501,896	503,194	1,298	111,773	83,496
Serviport S.A.	49%	2,909	12,768	16,092	3,324	(500)	1,425
Refinería de Cartagena S.A.	49%	2,276,788	2,601,628	3,110,642	509,014	9,478	1,115,624
Ecodiesel S.A.	50%	11,282	15,579	63,614	48,036	76	5,641
							$1,206,186

The number of shares which the Company owns with respect to its investment in Invercolsa S.A. has been subject to a legal dispute with another Invercolsa shareholder.  Numerous court decisions have ruled in favor of both the Company and the other shareholder, with the final outcome still unknown.  As a result of these court decisions, the number of shares owned by the Company has fluctuated, from the current 31.76% to more than 50%.  Consequently, applying appropriate GAAP in both Colombia and the U.S., which is based on the Company’s percentage ownership of the investee, would result in different accounting treatment each time a court decision is handed down.  Therefore, until the final legal outcome is known, the Company has decided to record the investment under the equity method for U.S. GAAP purposes, applying the lower percentage owned (31.76%) during all of the years that the Company has had an ownership interest in Invercolsa S.A.  As such, the amount of the Company’s investment is adjusted only for its proportionate share of Invercolsa’s net income or loss and any dividends received or additional investments made, and no adjustment is made for changes in Invercolsa’s estimated fair value.

b.           Variable Interest Entity (VIE)

Under U.S. GAAP, ASC paragraph 810-10-15-13 requires that consolidated financial statements include subsidiaries in which the Company has a controlling financial interest, i.e., a majority voting interest.  However, application of the majority voting interest requirement to certain types of entities may not identify the party with a controlling financial interest because that interest may be achieved through other arrangements.  Thus, the U.S. GAAP rules also require a Company to consolidate a variable interest entity if that Company is a primary beneficiary that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.  In determining whether it is a primary beneficiary of a variable interest entity, a Company shall treat variable interests in that same entity held by the Company’s related parties as its own interest.  Under RCP, consolidated financial statements only include subsidiaries in which the Company has the majority voting interest.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Ecopetrol owned 35.29% of Oleoducto Central S.A. (hereinafter “Ocensa”) until March 2009 when, through a direct transaction with Enbridge Inc., Ecopetrol acquired an additional 24.71% ownership interest for $998,903 in cash.  As of such date, Ecopetrol’s participation in Ocensa became 60%. Ecopetrol assessed the new conditions and concluded that Ocensa is no longer a variable interest entity; instead Ocensa was consolidated as a subsidiary.  Until March 2009, Ocensa, valued at cost under RCP, was treated as a variable interest entity under U.S. GAAP because Ecopetrol was contractually absorbing 60% of the operating expenses through tariffs.

According to Colombian Government Entity GAAP, the acquisition of the 24.71% of the non-controlling interest is accounted for as an increase in investment and goodwill; under U.S. GAAP, the ownership interest increase in a subsidiary is an equity transaction based on Accounting Research Bulletin No. 51, Consolidated Financial Statements, as amended by FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements (ASC Subtopic 810-10, Consolidation - Overall) and is accounted for as an equity transaction which decreases additional paid-in-capital in by the difference between the non-controlling interest carrying amount and the consideration paid. Under U.S. GAAP, the additional paid-in capital effect of the transaction was $610,007.  A corresponding deferred income tax effect of $177,241 was recorded, resulting in a net effect of $432,766.

The summary of Ocensa’s financial information under U.S. GAAP as of and for the years ended December 31, 2009, 2008 and 2007 follows:

	2009	2008	2007

Assets	$1,175,830	$1,000,110	$1,255,285
Liabilities	61,565	106,447	371,907
Equity	$1,114,265	$893,663	$883,378
Net income	$404,621	$10,284	$33,901

c. Cost Method Investments

For investments in non-marketable securities that the Company has determined should be accounted for under the cost method in accordance with U.S. GAAP, the inflation adjustment and the valuation recorded under RCP were reversed.   The effect is all recorded in shareholders’ equity.

The following table lists those non-marketable equity investments held by the Company at December 31, 2009 and 2008 which are accounted for using the cost method:

December 31, 2009:

Investment	Number of Shares	Participation Percentage	Cost

Zona Franca de Cartagena S.A.	244	8.18	$239
Sociedad Portuaria del Dique	10	0.5	5
Propaise S.A.	18,744,883	0.99	10
Total			$254

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

December 31, 2008:

Investment	Number of Shares	Participation Percentage	Cost

Interconexión Eléctrica S.A.	58,925,480	5.48	$124,113
Empresa de Energía de Bogotá S.A. ESP.	6,310,980	7.35	151,932
Total			$276,045

Under U.S. GAAP ASC paragraph 325-20-35 1A and 2, assets held at cost, including non-marketable equity investments, should be evaluated for impairment if the Company is aware of any events or changes in circumstances that may have significant adverse effects on the fair value of the investment.  If the Company believes such circumstances exist, the Company would estimate the asset’s fair value and compare that to cost to determine if any impairment is necessary.  The Company believes no such events or changes in circumstances existed at the balance sheets dates.  However, the Company used market values established under RCP to assess impairment of these investments and determined that they were not impaired.

iii.	DERIVATIVES

As discussed in Note xxiii, Ecopetrol adopted new accounting standards for derivative disclosures on January 1, 2009. Ecopetrol is exposed to market risk from changes in foreign currency exchange rates, interest rate risk of its financial obligations and to commodity price risk, resulting from the fluctuations of international crude oil prices which affect its earnings, cash flows and financial condition. Ecopetrol manages its exposure to these market risks through its regular operating and financial activities and, when appropriate, through the use of derivative financial instruments. Ecopetrol has established a control to assess, approve and monitor derivative financial instrument activities. Ecopetrol does not buy, hold or sell derivative financial instruments for trading purposes. Ecopetrol's primary foreign currency exposures relate to the U.S. dollar; however, Ecopetrol manages its foreign currency risk position internally, using non-deliverable forwards, according to the size of the mismatches between its asset-liability position in U.S. Dollars and its asset-liability position in Colombian pesos. If no mismatches occur Ecopetrol has a perfect natural hedge. Ecopetrol also utilizes other derivative agreements to mitigate changes in the fair value of commodities. None of the derivatives were designated nor documented for hedge accounting.

The Company periodically enters into call option contracts to cover the price risk associated with fluctuations in market prices of asphalt. The option contracts limit the unfavorable effect that price increase will have on asphalt. The maximum term over which the Company is managing its exposures to the variability for commodity price risk is 12 months.

As of December 31, 2009, the Company had entered into four commodity call options with an effective date of January 1, 2010 and a termination date of December 31, 2010.  Under these call options, Ecopetrol has the right to purchase 2,040,000 bls. equivalent of asphalt.

Total results recognized related to derivative activities during the periods are as follow:

	2009		2008		2007
	Realized	Unrealized	Realized	Unrealized	Realized	Unrealized
Options (1)	$66,889	$25,943	$-	$-	$-	$-
Swaps	(23,757)	(438)	(45,024)	-	-	-
Forwards	878	-	(24,879)	-	43,696	-
Total	$44,010	$25,505	$(69,903)	$-	$43,696	$-
(1)	Amounts include premiums paid

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

As a result of business combination, Ecopetrol included an exchange rate forward from Reficar of 1,050,600,000 JPY with a termination date on April 30, 2010. The effect of this forward in the reconciliation of shareholder’s equity was $4,984.

Under RCP, the difference between the amounts paid and received under these arrangements is recognized as financial income or expense. If the net payment will result in a payment to the counterparty, this is recorded as interest payable and thus is accrued as a liability. If the net payment will result in a payment to be received from the counterparty this is recorded as interest receivable. Both the interest payable and interest receivable resulting from net payments are recorded using current rates for the period.

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

Under U.S. GAAP, embedded derivative instruments shall be separated from the host contract, and accounted for using different measurement attributes, if certain conditions are met.  In the case of the Company, some contracts to which the Company is counterparty include embedded foreign exchange derivatives.  According to ASC paragraph 815-15-15-10 through 13 these contracts do not require separate accounting for the embedded derivative and the host contract because contract payments are made in the functional currency of a party to the contract or contract payments are made in a currency in which the price of the good or service delivered is routinely denominated in international commerce.

iv.	EXCHANGE OF NON-MONETARY ASSETS

During 2007, the Company exchanged fixed assets with a cost of $234,371 for a 49% interest in Reficar.  The Company estimated the fair value of the investment in $1,369,546.   Under RCP, this difference between the cost of the assets given and the fair value of the assets received was recorded as an increase to asset revaluation and equity.  However, under ASC Subtopic 845-10-30, the 51% of the difference between the cost of the assets given and the fair value of the assets received, which the Company determined to be a more reliable indicator of the value of the exchange, was recorded in the results of operations as a gain in amounting of $579,241.  The remaining 49% of the difference, equivalent to $556,236 is to be amortized over the useful life of the equipment.  The reconciliation includes $23,640 in 2009; $55,623 in 2008 and $27,812 in 2007 corresponding to the amortization of the deferred gain.

v.	DEFERRED CHARGES

Under RCP, the Company deferred certain pre-operating expenses and other deferred charges, which are expensed as incurred under U.S. GAAP.  These charges include research studies and projects in the research and development phase.  Normal recurring maintenance is also included in this category.

vi.	EMPLOYEE BENEFIT PLANS

Under Colombian Government Entity GAAP, the Company estimates the net present value of its actuarial liability for all pension and other post-retirement obligations. Annually, the Company estimates the net present value of the actuarial liability and adjusts the recorded liability accordingly. The amount of the adjustment is reflected in the Company’s net income. Funds are set aside to settle this liability and are reflected as Pension Plan Assets in the Company’s consolidated balance sheets as of December 2007. As discussed in Note 17, as of December 31, 2008 and 2009, that pension plan assets were effectively netted against the corresponding pension obligation liability.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

For other post-retirement benefits, the payments are made according to seniority and the salary at the time of retirement, as stipulated in the Collective Labor Agreement and the Agreement No. 01.

Under the post-retirement benefits plan for Ecopetrol personnel, the Company covers 90% of educational expenses for children of employees, including enrollment fees, tuition and other associated costs. A fixed annual sum, depending on grade level, is also provided for the acquisition of textbooks. Educational coverage includes kindergarten, elementary school, high school and college. Ecopetrol’s financial statements must also show the cost of post-retirement educational benefits for children of retired employees, since benefits continue irrespective of retirement or death.

According to the Collective Labor Agreement and Agreement No. 01, the Company will pay for health services for employees and enrolled family members. Health services include: office visits and required laboratory services, drugs, diagnostic examinations, ambulatory treatment, hospitalization due to illness or accident, surgery due to illness or accident, maternity and rehabilitation treatments and orthopedic parts. Therefore, such post-retirement health benefit costs, are recorded in the RCP Ecopetrol financial statements, since retired workers and enrolled family members continue to receive full medical coverage. The same is true for deceased non-retired employees.

U.S. GAAP requires the recognition of pension, health care and education plans costs based on actuarial computations under a prescribed methodology which differs from that used under RCP. For purposes of U.S. GAAP reconciliation, the transition obligation is calculated at the date the Company adopted the ASC Topic 420, 715, 805, 835, 958 and 980 Employers Accounting for Pensions, is being amortized from January 1, 1989. The transition obligation for the education and medical plan is being amortized from January 1, 1995.

In addition, under Colombian law, the Company must pay pension bonds for certain employees when they leave Ecopetrol and those bonds payable accrue interest at the DTF rate, which rate averaged 5.6% for 2009, (10.90% for 2008, and 8.86 % for 2007).

Additionally, under Colombian law, employees are entitled to one month salary for each year of service. This benefit is known as the “severance obligation” or “cesantias”. This benefit accumulates during the time of employment and is paid to employees upon their termination or retirement from Ecopetrol. However, employees may request advanced benefit payments at any time. In 1990, the Colombian government revised its labor regulations to permit companies, subject to employee approval, to pay the severance obligation to their employees on a current basis. Law 50 of 1990 also enabled each employee to freely choose yearly which trust fund would manage the amount accrued during each year in which they are eligible for severance payments. This amount must be transferred by the company to the trust fund no later than the next subsequent year.

Under U.S. GAAP, a curtailment is an event that significantly reduces the expected years of future service of present employees covered by a pension plan or eliminates for a significant number of employees by the plan the accrual of defined benefits for some or all of their future services. Consequently, this modification reduces the projected benefit obligation. Such reduction is used to reduce any existing unrecognized prior service cost. The excess, if any, is amortized on the same basis as the cost of benefit increases.

The economic assumptions used in the determination of pension obligations under U.S. GAAP differ from those used under RCP because the latter are established annually by the Colombian regulations.

The combined costs for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2009, 2008 and 2007 are summarized below: (all obligations were measured at the year end).

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

	2009			2008			2007
Components of net periodic benefit costs:	Pension	Other Benefits (*)	Total	Pension	Other Benefits (*)	Total	Pension	Other Benefits (*)	Total
Service cost	$21,126	$40,279	$61,405	$57,957	$20,549	$78,506	$58,608	$20,352	$78,960
Interest cost	1,037,577	474,634	1,512,211	861,042	787,838	1,648,880	757,536	302,210	1,059,746
Expected Return on plan assets	(1,013,399)	(416,474)	(1,429,873)	(366,541)	(78,806)	(445,347)	(292,564)	(63,184)	(355,748)
Amortization of net (gain) or loss	-	1,992,091	1,992,091	270,231	143,337	413,568	904,528	232,876	1,137,404
Net periodic pension cost under U.S. GAAP	45,304	2,090,530	2,135,834	822,689	872,918	1,695,607	1,428,108	492,254	1,920,362
Net periodic pension cost under Colombian GAAP	-	(719,236)	(719,236)	109,530	(353,958)	(244,428)	(526,277)	(348,711)	(874,988)
Difference to be recognized under U.S. GAAP	$45,304	$1,371,294	$1,416,598	$932,219	$518,960	$1,451,179	$901,831	$143,543	$1,045,374
*	Other benefits include education, health, pension bonds and accrued severance.

Under U.S. GAAP, the changes in the benefit obligations and in plan assets for the above mentioned benefit plans, for the years ended December 31, 2009 and 2008 are summarized below:

	Pension Plans		Other Benefits
	2009	2008	2009	2008
Reconciliation of projected benefit obligation:
Projected benefit obligation as of January 1	$(8,910,139)	$(8,602,489)	$(3,838,042)	$(2,865,655)
Cost of service	(21,126)	(57,957)	(40,279)	(20,549)
Cost of interest	(1,037,577)	(861,042)	(474,634)	(787,838)
Actuarial (gain) loss	(920,726)	116,506	(701,110)	(341,386)
Benefit payments	550,678	494,843	209,850	177,386

Projected benefit obligation as of December 31	(10,338,890)	(8,910,139)	(4,844,215)	(3,838,042)

Reconciliation of plan assets:
Fair value of plan assets as of January 1	8,501,667	7,815,380	1,671,124	1,680,294
Reclassification between plan assets	-	216,553	-	(216,553)
Actual return on plan assets	1,013,399	964,577	416,474	207,383
Company contributions	-	-	-	-
Benefits paid	(550,678)	(494,843)	-	-
Actuarial (gain) loss	182,017	-	(262,280)	-
Fair value of plan assets as of December 31	9,146,405	8,501,667	1,825,318	1,671,124

Projected benefit obligation, as of December 31	(524,622)	(479,318)	(3,426,309)	(1,545,629)
Amounts recognized in other comprehensive income (loss)	(667,863)	70,846	407,412	(621,289)
Net liability under U.S. GAAP	(1,192,485)	(408,472)	(3,018,897)	(2,166,918)
Net liability under RCP	(121,415)	-	(2,578,143)	(2,011,576)
Net effect under pension plan and other benefits	$(1,071,070)	$(408,472)	$(440,754)	$(155,342)

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Net liability of employee benefit plans is classified as follows:

	Pension Plans		Other Benefits		Total
	2009	2008	2009	2008	2009	2008
Current portion	$-	$-	$(245,315)	$(209,523)	$(245,315)	$(210,294)
Long-term portion	(1,192,485)	(408,472)	(2,773,582)	(1,957,395)	(3,966,067)	(2,365,867)
Net liability	$(1,192,485)	$(408,472)	$(3,018,897)	$(2,166,918)	$(4,211,382)	$(2,575,390)

For U.S. GAAP purposes, plan assets are shown net of the pension obligations.  There are no differences between the fair value of plan assets under RCP and U.S. GAAP.

Under U.S. GAAP, the Company applies the provisions of Statement on ASC Topic 420, 715, 805, 835, 958 and 980, as amended by Statement on ASC Topic No. 450, 715 and 958, Employers Disclosure about Pension and Other Post-retirement Benefits, an amendment to ASC Topic  No. 420, 715, 805, 835, 958, 980, 712 and 710.  The Company adopted Statement on ASC Topic No. 715 and 958 Employers Accounting for Defined Benefit Pension and Other Postretirement Plans effective January 1, 2006, in respect of its defined benefits pension, health and education plans.  This standard requires the Company to recognize the overfunded or underfunded status of each of its defined benefit pension and other postretirement benefit plans as an asset or liability and to reflect changes in the funded status through Accumulated Other Comprehensive Income, as a separate component of shareholders’ equity.  The actuarial calculations are estimated at year end dates.

As of December 31, 2009 and 2008, the amounts recognized in the balance sheet related to pension, health, education and severance obligations consist of:

	2009	2008
Long-term liability
Pension	$1,192,485	$408,472
Health	2,343,212	1,586,115
Education	437,424	365,169
Bonds	(16,381)	5,340
Severance	9,327	771
Total long-term liability	$3,966,067	$2,365,867

As of December 31, 2009, 2008 and 2007, the amounts recognized in accumulated other comprehensive loss, related to pension, health and education obligations consist of:

	2009	2008	2007
Other comprehensive income
Actuarial income (loss)
Pension	$(667,863)	$70,846	$(1,130,480)
Health	(887,162)	(1,747,418)	(209,690)
Education	(123,837)	(464,731)	(125,574)
Bonds	1,418,411	1,590,860	-
Total other comprehensive income (loss)	(260,451)	(550,443)	(1,465,744)
Deferred income tax effect	85,949	181,646	483,696
Total	$(174,502)	$(368,797)	$(982,048)

The Company expects the following amounts in other comprehensive income to be recognized as components of net periodic pension cost during 2010:

Health	$636,590
Education	$81,203

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

For the pension plan obligation there was a loss of $920,726 during 2009.  The outstanding cumulative loss at December 31, 2009 was $667,863.  Since this accumulated gain is less than 10% of the projected benefit obligation or the pension assets, no amortization charge in necessary for 2010.

For the medical plan, there was a liability loss of $616,837 during 2009.  The outstanding cumulative loss at December 31, 2009 was $887,162.  Since this accumulated loss is greater than 10% of the accumulated post-retirement benefit obligation or the plan assets, an amortization charge of $636,590 is necessary for 2010.

For the education plan, there was a liability loss of $84,273 during 2009.  The outstanding cumulative loss at December 31, 2009 was $123,837.  Since this accumulated loss is greater than 10% of the accumulated post-retirement benefit obligation or the pension assets, an amortization charge of $81,203 is necessary for 2010.

The economic assumptions adopted are shown below in nominal terms.  Those assumptions used in determining the actuarial present value of the pension obligation and the projected pension obligations for the plan years were as follows:

	2009			2008
	Pension	Health	Education	Pension	Health	Education
Discount rate	8.50%	8.50%	8.50%	11.98%	11.98%	11.98%
Rate of compensation and pension increases	5.06%	4.00%	4.00%	9.67%	8.67%	7.67%
Expected rate of return	4.33%	***	***	4.69%	4.69%	4.69%
Mortality table	**	**	**	*	*	*
*	Colombian mortality table ISS, male and female, 1981-1989.
**	Colombian Mortality Table ISS, male, and female, 2005-2008.
***	The partial transfer does not include health and education benefits.

The rate of return of the Ecopetrol pension fund during 2009 was 14.52%; this high figure is mainly due to the low interest rates 8.5% driven by the Central Bank (Banco de la República) and reflected in the bank system and the capital market.  As a result of falling interest rates, the market value of the investments corresponding to the pension fund increased and therefore the rate of return rose substantially.  This rate will not be sustainable in the medium and long term.  In order to determine the discount rate, Ecopetrol has taken into consideration the rate corresponding to the government bonds, TES, at December 31, 2009, 8.5% and an expected inflation rate equal to 4%, giving a real discount rate of 4.327%.

The Finance Superintendency concluded a mortality study based on the experience of the affiliated workers to the pension funds and to the Social Security Institute ISS, during the years 2005-2008. The resulting mortality table from such study reflects the current mortality of the Colombian workers. As was expected, the new table shows lower mortality rates compared with those of the actual mortality table, ISS, experience 1981-1989. Therefore, Ecopetrol used the new table to make the actuarial calculations included in the current valuation.

Estimated future benefit payments

The benefit payments, which reflect expected future service, as appropriate, are expected to be paid as follows:

Period	Pension Benefits	Health Care Benefits	Education Benefits
2010	$555,303	$162,507	$70,333
2011	590,830	156,058	58,765
2012	582,053	152,523	55,179
2013	573,083	148,807	51,131
2014	563,947	144,913	46,051
Years 2015 – 2019	1,913,130	477,537	121,412

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

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

Assumed health care cost trend rates have an effect on the amounts reported for the health care plans.  A one percentage point change in assumed health care cost trend rates would have the following effects:

	1% Percentage Point
	Increase	Decrease
Effect on total of service and interest cost	$258,622	$199,141
Effect on postretirement benefit obligation	$2,831,320	$2,237,066

Plan assets

Pension and pension bonds are covered by assets in a single fund with the following investment allocation:

	2009	2008
Government securities	51%	64%
Private bonds	24%	13%
Foreign currency	3%	3%
Other	22%	20%
	100%	100%

The plan assets do not contain any shares of stock of Ecopetrol or any of its related parties.

In 2007, the Company was in the process of outsourcing administration of its pension plan to a third party (known as a partial transfer.)  As a result of this process, under RCP, the discount rate was reduced from 4.8% to 4.0%, the effect of which was an additional pension liability of $869,927.  For U.S. GAAP purposes, the provision was reversed, because the partial transfer is not a settlement, as defined by ASC topic 712,715, and 958.  For U.S. GAAP purposes, the Company used the discount rate in accordance with ASC Topic 420, 715, 805, 835, 958, and 980 to prepare its actuarial calculation.  The amount reversed at December 31, 2007 was $869,927.

As a result of the process mentioned above, on October 28, 2008 the Ministry of Finance and Public Credit approved the partial transfer (“commutation”) of the pension obligation of the Company, which was then approved by the Ministry of Social Security, according to the actuarial calculation at December 31, 2008 of $10,092,528.  Because Ecopetrol continues to be financially responsible for the transferred pension liability, this amount is recognized in the same way for U.S. GAAP purposes.

vii.	PROVISIONS, ALLOWANCES AND CONTINGENCES

Prior to September 5, 2007, under RCP, a provision was recorded for a contingent event at the time a judgment was issued against the Company, without reference to the evaluation of the probable final outcome.  On September 5, 2007, the CGN issued Resolution 356 which provides that a provision was to be recorded for a contingent event if the evaluation of the outcome was evaluated to be probable.  Such methodology evolved in 2008 to be based on the “credit system” of the Nation used by the Ministry of the Interior and Justice.  Up to October 31, 2008, Ecopetrol recognized the provisions by the methodology it had been using in the past.  The term probable as used was interpreted in practice under RCP to mean “more-likely-than-not”.  As a result, the provision for legal processes included in Estimated Liabilities and Provisions was increased by $951,158 during 2007 to reflect the implementation of the new rule.  Additionally, the amount at which the provision is valued under RCP is the estimated amount of the loss at the end of the year.  In 2008, the modification of the methodology generated a net decrease (recoveries and new provisions) of $425,376, recorded in December 2008.  In addition, in 2009, the modification of the methodology generated a net decrease (recoveries and new provisions) of $142,452, recorded in December 2009.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

For U.S. GAAP, Accounting for Contingencies (ASC 450), provides the guidance for recording contingencies.  Under ASC 450, there are three levels of assessment of contingent events – probable, reasonably possible and remote.  The term probable in ASC 450 is defined as “the future event or events are likely to occur”.  The term reasonably possible is defined as “the chance of the future event or events occurring is more than remote but less than likely”.  And the term remote is defined as “the chance of the future event or events occurring is slight”.

Under ASC 450, an estimated loss related to a contingent event is to be accrued by a charge to income if both of the following conditions are met:

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

As a result of the difference in the definition of “probable” between RCP and U.S. GAAP, and the general interpretation of the definition in practice in Colombia, there is a difference in the amount of the provision for legal proceedings.  This difference increased significantly during 2007 as a result of the rule change issued by the CGN.  Additionally, in 2009, 2008 and 2007, there was a difference in the amount at which the provision for loss is recorded, as described above.

viii.	DEFERRED INCOME TAXES

Under RCP (Colombian Government Entity GAAP), deferred income taxes are recognized only for temporary differences using the liability method.  Under U.S. GAAP, deferred tax must be recorded for all temporary differences between the financial and tax basis of assets and liabilities.

Under RCP, a deferred income tax asset is recorded to the extent the company expects to generate taxable income to recover that amount. Under U.S. GAAP, a valuation allowance is provided for deferred tax assets to the extent that it is more likely than not that they will not be realized.

Under RCP, deferred income taxes are calculated using the statutory tax rate. Under U.S. GAAP, deferred income taxes are calculated based on rates and tax laws that are enacted at the reporting date.

Under RCP, since 2009, goodwill is deductible and does not generate differences between tax laws and the RCP. Under U.S. GAAP, the goodwill is not amortizable and generates a temporary difference. As a result, it is necessary to compute and recognize deferred income taxes for differences resulting from deductions since the acquisition dates.

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

The following information regarding income taxes has been prepared under U.S. GAAP:

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Income Taxes

Total income taxes for the years ended December 31, 2009, 2008 and 2007 were comprised as follows:

	2009	2008	2007
Income tax expense	$2,324,148	$4,579,304	$2,544,590
Income tax effects based on items of Other Comprehensive Income:
Pension Plan Liability	(95,697)	(302,050)	358,277
Available-for-sale securities	15,389	(236,974)	(6,364)
Additional paid in capital	177,241	-	-
	$2,421,081	$4,040,280	$2,896,503

Income tax expense attributable to income from continuing operations consists of:

	2009	2008	2007

Current provision	$1,948,819	$3,648,451	$2,045,997
Deferred tax	375,329	930,853	498,593
	$2,324,148	$4,579,304	$2,544,590

In 2009, 2008 and 2007, subsidiaries in foreign countries have not generated taxable income and, consequently, they have not incurred income tax expense.

Tax Rate Reconciliation

Income tax expense attributable to income from continuing operations was $2,324,148, $4,579,304 and $2,544,590 for the years ended December 31, 2009, 2008 and 2007, respectively, and differed from the amounts computed by applying the income tax rate of 33% in 2009 and 2008, and 34% in 2007 to pretax income from continuing operations as a result of the following:

	2009	2008	2007
Nominal income tax	33.00%	33.00%	34.00%
Non – taxable income	0.92%	(1.09)%	(0.89)%
Non – deductible expenses	2.19%	3.56%	1.14%
Effect of contribution in kind	-	-	(1.69)%
Others	(2.38)%	1.94%	0.08%
Goodwill fiscal amortization (ASC 830)	0.58%	-	-
Exempt revenue	(0.14)%	(3.29)%	(3.37)%
Changes in tax rate	-	-	0.10%
Effect of foreign profit taxed at other rate	(0.02)%	(0.02)%	-
Business combination	(0.98)%	-	-
Effective income tax under U.S. GAAP	33.17%	34.10%	29.21%

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Deferred Taxes

The significant components of deferred income tax expense attributable to income from continuing operations for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Deferred income tax expense (exclusive of the effects of other components below):
Accounts payable	$(21,072)	$8,192	$111,514
Inventories, principally due to inflation adjustments	19,168	(14,554)	(54,565)
Property, plant and equipment, principally due to DD&A and inflation adjustments	(568,471)	521,649	190,536
Deferred charges	177,228	(70,630)	379,099
Capital lease assets	42,999	10,488	50,820
Monetary Correction and other	(44,921)	(39,573)	377,656
Investments	318,291	655,164	175,221
Direct finance leases	(6,355)	-	(461,312)
Estimated liabilities and provisions	(470,479)	(106,139)	75,919
Accounts and notes receivable	(87,778)	(19,110)	(431,134)
Carryforward losses	(146,932)	-	-
Labor obligations	(374,923)	51,299	13,305
Deferred income	8,237	(156,470)	-
Natural and environmental resources due to inflation adjustments and capitalized expenses	259,483	(11,979)	(26,418)
Valuation allowance	93,281	4,126	8,004
Additional tax discount on the acquisition of productive assets according to ASC 740 (1)	1,321,469	637,418	462,676
Excess in presumptive income tax	(114,744)	-	-
Other	(69,965)	(4)	1,645
Amortization of actuarial loss recorded in OCI	(95,697)	(302,050)	(375,343)
Unrealized loss in available for sale securities	15,389	(236,974)	(7,428)
Amortization of fiscal goodwill according to (ASC 830)	30,133	-	-
Acquisitions adjustments (2)	90,988	-	-
Adjustment to deferred tax assets and liabilities for enacted changes in tax laws and rates	-	-	8,399
	$375,329	$930,853	$498,594

(1)	This value corresponds to the deferred tax generated by the calculation of ASC 740, due to the implementation of the special deduction for investment in productive assets.
(2)	This value consists of the net balance of the deferred tax accounts of the companies we acquired during 2009 at the time of the acquisition.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are presented below:

	2009	2008
Deferred income tax assets and liabilities

Deferred income tax assets:
Inventories	$60,482	$79,650
Investments, principally due to inflation adjustments	456,674	1,598,571
Accounts and notes receivable	100,458	12,686
Deferred income	148,233	156,470
Property, plant and equipment, principally due to DD&A and inflation adjustments	1,501,499	933,028
Deferred charges	793	178,021
Financial obligation, principally due to capitalized leasing	119,113	162,112
Pension obligations	560,982	186,059
Accounts payable	134,664	113,592
Carryforward losses (1)	146,932	-
Excess in presumptive income tax (2)	114,744	-
Other	16,083	4
Amortization of fiscal goodwill according to ASC 830	376,976	-
Estimated liabilities and provisions (3)	1,149,945	679,466
Total gross deferred income tax assets	4,887,578	4,099,659
Less valuation allowance	(103,427)	(10,146)
Deferred income tax assets	4,784,151	4,089,513

Deferred income tax liabilities
Accounts and notes receivable	-	6
Natural and environmental properties due to inflation adjustments and capitalized expenses	440,494	181,011
Monetary correction and other	445,289	490,210
Investments	1,400,966	2,224,572
Direct finance lease	6,355	-
Deferred income tax liabilities	2,293,104	2,895,799
Net deferred income tax assets (4)	$2,491,047	$1,193,714

(1)	Carryforward losses are generated by subsidiaries and according to local tax laws, these losses will not expire.
(2)	The excesses in presumptive income tax are generated by subsidiaries and will expire in 5 years.
(3)	Includes $14,364 from Ecopetrol del Perú that is calculated at 29% income tax rate, which is the income tax rate for this company.
(4)
The Company does not have the intention to repatriate dividends to the Head Office from subsidiaries in the short term; for that reason the deferred income taxes only include the deferred income taxes recognized by the subsidiaries.

The valuation allowance for deferred income tax assets as of December 31, 2009 and 2008 was $103,427 and $10,146, respectively.  In 2009, the valuation allowance is generated by subsidiaries ODC and Hocol in the amount of $92,112 and $11,315, respectively. The ODC valuation allowance refers to fiscal accumulated losses which are considered by the company to be unrecoverable. On the other hand, the Hocol valuation allowance refers to the deferred income tax provision that Hocol maintains upon the ODC investment, because Hocol does not have the intention to sell the ODC participation.  In 2008, the valuation allowance was primarily related to the effect for Ecopetrol’s income tax related to inflation adjustments of lands which was reversed in 2009.

ix.	REVENUE RECOGNITION

a.	Revenue – FAEP

The Colombian government created and regulated in Law 209 of 1995 the savings and stabilization fund for the oil sector (Fondo de Ahorro y Estabilización Petrolera, or FAEP) with the exclusive dual purpose of (i) fiscal savings and macroeconomic stabilization and (ii) government management of overseas accounts.  The law, which was in effect until 2007, required the Company to defer a certain portion of cash received in U.S. dollars from sales to third parties into the FAEP.  Banco de la República (Colombian Central Bank) acted as the portfolio manager of the funds and monies withdrawn in accordance with the formula specified in the law.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Under RCP, contributions to FAEP were recorded as increases to deferred income and an asset account for the same amount.  No revenue was recognized for contributions to FAEP despite the completion of a sale.  Distributions out of the fund were recorded as revenue, with corresponding decreases in the deferred income and the FAEP asset accounts.  The amount of income that was deferred under RCP and the cash deposited into the Fund through December 31, 2007 amounted to $3,844,167.  In 2007, an additional $316,497 was deferred and an equivalent amount was deposited into the fund; and an exchange loss of $97,127 was recorded in the fund.  During 2007, the Colombian government issued Law 1151 of 2007 by means of Decree 3238 of August 27, 2007, which rescinded Law 209 of 1995 and declared that Ecopetrol’s contributions to the fund and not previously distributed to the Company pursuant to Law 209 belonged to the Colombian government.  The total amount remitted to the Government was $4,063,537.

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

b.1         Natural Gas Imbalance

For U.S. GAAP purposes, the Company utilizes the entitlement method of accounting for natural gas balancing arrangements by which the amount of natural gas sold is based on its shared interests in the properties.  The Company’s natural gas imbalance positions at December 31, 2009 and 2008 were $539 and $8,755 in favor, equivalent to 147,903 MBTU and 777,790 MBTU, respectively.  Under RCP, natural gas imbalances are settled with a purchase or sale to the partner that are accounted for at the end of each period.

b.2         Over and Under

Under RCP, the Company recognizes receivables from or payables to partners based on the cost of the inventory.

For U.S. GAAP purposes, the Company utilizes the entitlement method of accounting for over and under positions by which the amount of crude oil sold is based on its shared interest in the properties, and revenue is recognized based on market prices.  The Company’s crude oil imbalance position at December 31, 2009 was $227,900 against Ecopetrol and, at December 31, 2008 was $32,576 against equivalent to 1,674,479 and 360,730 barrels, respectively.

b.3         Cost of Sales

Under U.S. GAAP, the related cost of sale for over and under transactions described on b.2 above amounted to $(111,126), $(8,887) and $16,607 during 2009, 2008 and 2007, respectively, in comparison with the amount recognized under RCP.

c.           Other income

For U.S. GAAP purposes, the Company recognized exchange losses originated from FAEP funds.  Under RCP, exchange losses on FAEP funds were offset with deferred income.  Exchange losses were $97,127 in 2007.

x.           INFLATION ADJUSTMENTS

The RCP consolidated financial statements were adjusted for inflation based on the variation in the IPC (Colombia’s equivalent to the consumer price index in the United States) for middle income-earners from January 1, 1992 to December 31, 2001 for Ecopetrol S.A. and from January 1, 1992 to December 31, 2006 for Oleoducto de Colombia S.A.(“ODC”), Hocol S.A., Oleoducto Central S.A. (“Ocensa”) and Reficar S.A.  The adjustment was applied monthly to non-monetary assets, equity (except for the valuation surplus) and memorandum accounts.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Financial statements are only adjusted for inflation under U.S. GAAP when an entity operates in a hyperinflationary environment.  The environment in which companies have operated has not been hyperinflationary since the early 1990’s.  For this reason, inflation adjustments recorded from 1992 until 2001 for Ecopetrol S. A. and until 2006 for the subsidiaries acquired in 2009, which remained as part of the cost of assets, have been excluded for U.S. GAAP purposes.

xi.           INVENTORIES

Under RCP, inventories are valued at the lower of average cost or sale price.  Under U.S. GAAP, inventories are valued at the lower of average cost or market value, the determination of which can be made using several different methods acceptable under U.S. GAAP.  An adjustment has been recorded to reflect the difference in the method used to determine the valuation of inventories that arises from using sale price instead of market value, as defined by U.S. GAAP. The effects of this adjustment in the reconciliation of income were $22,565, $10,274 and ($67,089) in 2009, 2008 and 2007, respectively.

Inventories are also affected by the effect of adjustments to cost of sales included in this reconciliation note.  These adjustments relate to depreciation, expenses capitalized in property, plant and equipment, asset retirement cost and impairment of long lived assets.  The effects of these adjustments in the reconciliation of equity and the corresponding effect in inventory were $(31,017) and $(66,570) in 2009 and 2008, respectively.

xii.          LEASE ACCOUNTING

Under both RCP and U.S. GAAP, lessees’ accounting for capital leases and operating leases are identical.  However, the tests used to determine if a lease is a capital or an operating lease differs between RCP and U.S. GAAP.  In applying the tests in accordance with RCP, the Company has determined that all leases are operating leases.  Under U.S. GAAP some of these leases should be accounted for as capital leases in accordance with ASC 840-10, Leases.  As a result, adjustments were recorded to reflect the related assets and liabilities, and to recognize interest expense and de-recognize operating expenses associated with the lease payments.

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

The outstanding amount of rentals, excluding operation and maintenance, payable under the BOMT obligations that were not relieved during the next years follows for these three leases:

Year	USD (million)	Pesos
2010	31	$63,490
2011	20	41,034
2012	18	37,486
2013	17	35,350
2014	17	34,725
Payments after 2014	44	89,110
	147	$301,195

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Build, Operate, Maintain and Transfer (BOMT) - Hocol Petroleum Limited

In addition, the subsidiary Hocol has another BOMT contract, which is accounted for as an operating lease under Colombian Government Entity GAAP.  Under U.S. GAAP, this BOMT is accounted for as a capital lease in accordance with Statement on Financial Accounting Standard ASC 840-10, Leases.  As a result, adjustments were recorded to reflect the related assets and liabilities.

At December 31, 2009, the capitalized amount and the related liability are as follows:

2009
Assets
Property, plant and equipment (Building offices)	$10,987
Accumulated depreciation	(1,481)
Net value	$9,506
Liabilities:
Financial obligations	$11,258

The following table shows the net present value (in thousands of dollars) of the lease payments for the next 5 years:

Year	USD (million)	Pesos

2010	1.2	$2,549
2011	1.2	2,549
2012	1.2	2,549
2013	1.3	2,549
2014	0.6	1,062
Payments after 2014	-	-
	5.5	$11,258

Embedded Leasing

Under RCP, there is no requirement to identify whether the arrangements or contracts contain leases.

Under U.S. GAAP, an arrangement contains a lease if both of the following two criteria are met:

1.	The arrangement depends on a specific fixed asset, either identified contractually or implicitly identified as no alternative item could feasibly be used.

2.	The purchaser has the right to control the use of the underlying fixed asset, such control demonstrated by the existence of any of the following qualitative conditions:

a)	The purchaser can operate the asset or direct others to operate the asset while obtaining or controlling more than a minor amount of the asset’s output;
b)	The purchaser can control physical access to asset while obtaining or controlling more than a minor amount of the asset’s output; or
c)	Probability is remote that another party will get more than minor amount of the asset’s output and the price is not fixed per unit.

Under U.S. GAAP, if the arrangement contains a lease, ASC 840 is applied by both purchaser and supplier for recognition, measurement, classification and disclosure purposes.

In the case of the Company, it was determined that there were leases included in various contracts.  The most significant embedded lease was determined to exist in Contract DIJ 970 (Transmetano), Natural gas transportation - Sebastapol – Medellín pipeline.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The contractor is entitled to receive natural gas at the designated point, and it is also obligated along with the Company to transport the product throughout the pipeline and bring it to the delivery point (conducting up to 67 million cubic feet per day).  The contract has duration of 15 years since 1998 until 2012, and it could be extended for periods of 1 year, not longer than 10 years.  Leasing payments include the costs of transportation, administration, operation and pipeline maintenance. At the end of 2009, there is no extension agreement with Transmetano.

This contract meets the criteria of Emerging Issues Task Force 01-08, Determining Whether an Arrangement Contains a Lease (ASC 840) in order to be considered a lease agreement.  Similarly, according to ASC 840, the contract meets the criteria to be recognized as a capital lease.  At December 31, 2009 and 2008, the capitalized amount and the related liability are as follows:

	2009	2008
Assets
Property, plant and equipment (Gas pipeline)	$83,245	$83,245
Accumulated depreciation	(66,596)	(61,046)
Net value	$16,649	$22,199
Liabilities:
Financial obligations	$56,903	$77,513

The following table shows the net present value (in thousands of dollars) of the lease payments for the next 3 years:

Year	USD (thousands)	Pesos
2010	8	$16,162
2011	9	18,848
2012	11	21,892
	28	$56,902
Other minor contracts contained capital leases that were adjusted under U.S. GAAP.

xiii.         PRIOR YEAR ADJUSTMENTS

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

xiv.        PROPERTY, PLANT AND EQUIPMENT

Under RCP, property, plant and equipment is recorded at cost and is adjusted for inflation until 2001.  Cost includes administrative expenses until 2004, financial expenses and exchange differences from foreign currency financing until the asset is placed in service.  Normal disbursements for maintenance and repairs are charged to expense and those significant costs that improve efficiency or extend the useful life are capitalized.  Under U.S. GAAP, cost includes expenditures until the asset is placed in service such as installation cost, freight, interest, retirement cost; construction cost and other direct expenses are capitalized, with exception of adjustment for inflation and foreign currency loss.  For U.S. GAAP purposes, administrative expenses capitalized were eliminated from property, plant and equipment.  In addition, a deferred income tax asset resulted from the application of the provisions of ASC 740-10, Accounting for Acquired Temporary Differences in Certain Purchase Transactions that are not Accounted for as Business Combinations, because the investment in productive assets creates an additional tax deduction of 40% in 2009, 2008 and 2007.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The following table reflects the net changes in capitalized exploratory wells during 2009, 2008 and 2007 and does not include amounts that were capitalized and subsequently expensed during the same period.

	2009	2008	2007
Beginning balance at January 1	$218,413	$206,300	$113,200
Additions from business combination	143,541	-	-
Additions to capitalized exploratory well costs	349,162	268,041	288,910
Reclassifications to wells, facilities and equipment based on the determination of proved reserves	(149,130)	(163,817)	(113,900)
Capitalized exploratory well costs charged to expense*	(198,064)	(92,111)	(81,910)
Ending balance at December 31	$363,922	$218,413	$206,300
* Includes $32,351 of capitalized exploratory well costs at December 31, 2009 that were declared as dry wells during 2010.

The balances at December 31, 2009, 2008 and 2007 correspond to well costs capitalized during the years ended at those dates.

a.           Interest

Under RCP, the interest is calculated on the total financial obligation together with other costs related to the debt transactions, recognized in full as a greater asset value.

Under U.S. GAAP , the amount of these costs capitalized in an accounting period shall be determined by applying the capitalization rate (weighted average rate used in the balance of the obligations on the net financial costs, in other words, costs less income from unused fund performance) by the average cumulative amount of the costs for the specified period.

The total interest capitalized during 2009 under RCP was $127,026 ($0 in 2007) and the total interest capitalized under U.S. GAAP was $63,247 ($1,228 in 2007). The effect of this adjustment in the reconciliation of income was $63,779 ($1,228 in 2007). There was no interest capitalized during 2008.

b.           Revaluation of property, plant and equipment and public accounting effect

Valuation surplus of property, plant and equipment and public accounting effect correspond to the difference between net book value and the market value for real estate or the current value in use for plant and equipment, determined by specialists.  These accounts are reflected as Valuations and as Valuation Surplus from reappraisals of assets and public accounting effect (components of equity) in the Company’s consolidated balances sheets.  The last valuation was in December 2009.  Technical appraisals are valid for three years.

Under U.S. GAAP valuation, valuation surplus of assets and public accounting effect are not permitted.

c.           Impairment

Under RCP, technical appraisals for property, plant and equipment are performed at least every three years.  If the technical study is lower than the carrying value, the difference is recorded in equity as a reduction of the property, plant and equipment carrying value even if it reduces the valuation surplus below zero.  Under U.S. GAAP, in accordance with ASC 360-10, Property, Plant, and Equipment - Impairment or Disposal of Long-Lived Assets (ASC 360-10), property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  If circumstances require a long-lived asset to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to the carrying value of the asset.  If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value.  Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.  For U.S. GAAP purposes, the Company reviewed property, plant and equipment for impairment as of December 31, 2009, 2008, and 2007; and recorded impairment losses when required.  For U.S. GAAP purposes, the Company recorded in 2009, 2008 and 2007 $395,044, $121,296 and $65,137, respectively, as additional impairment charges to reduce the net book value of certain wells and pipelines to their estimated values.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

xv.         DEPRECIATION, DEPLETION AND AMORTIZATION

Under RCP, all tangible equipments, including those used in the production of crude oil and natural gas, are depreciated on a straight-line basis over the related estimated useful lives.  Intangible crude oil and natural gas assets reflected on the Company’s consolidated balance sheets as natural and environmental resources are depleted on a units-of-production basis. Under U.S. GAAP, all assets, including tangible equipment, used in crude oil and natural gas producing activities are required to be depreciated or depleted using a units-of-production method, using proved reserves calculated in accordance with U.S. GAAP requirements.  Therefore, an adjustment to net income per U.S. GAAP has been recorded to account for the difference in depreciation, depletion and amortization expense based on the above-described differences in the methods used.

xvi.        ASSET RETIREMENT OBLIGATIONS

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

For purposes of U.S. GAAP reporting, the Company follows the provisions of Accounting Standards Codification ASC 360-10 Impairment or Disposal of Long-Lived Assets.  ASC 360-10 requires the Company to recognize a liability for the present value of all legal obligations associated with the retirement of tangible, long-lived assets as of the date the related asset was placed into service, and capitalize an equal amount as an additional cost of the asset.  Each period the liability is accreted using an effective interest rate method.  The accretion is included as an operating expense.  The cost associated with the abandonment obligation, is included in the computation of depreciation, depletion and amortization.

An adjustment has been recorded in the consolidated financial statements to reflect accretion expense, and the related obligation and assets in accordance with ASC 360-10.

The following table presents the changes in abandonment obligations for 2009 and 2008 as is required by ASC 360-10.

	2009	2008
Balance at beginning of period	$1,320,058	$980,082
Liabilities incurred in the current period	6,131	25,902
Abandonment Cost from Business combination	58,143	-
Liabilities revised	666,706	122,005
Liabilities settled	(17,435)	(3,120)
Accretion	(33,895)	195,191
Balance at end of period	$1,999,708	$1,320,058

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

xvii.       EQUITY CONTRIBUTIONS

a.	INCORPORATED INSTITUTIONAL EQUITY

At the end of association contracts that were signed prior to January 1, 2004, private companies are required to transfer, without cost, to Ecopetrol, all producing wells, facilities and other real estate and assets acquired in executing the contracts. Under RCP, the Company accounts for the receipt, using the relinquishing Company’s reported historical cost, by recording an increase to assets and equity.  The assets are then depreciated in accordance with the Company’s previously disclosed accounting policies.  For U.S. GAAP reporting purposes, these balances and their related impacts on accumulated depreciation, depletion and amortization, and cost of production have been removed from the financial statements, based on the fact that the cost of these assets is zero.  The adjustment to conform to U.S. GAAP in 2009 was a reduction in equity of $82,870 (original value of $137,068 net of $54,198) of accumulated depreciation of the assets received). The adjustment to conform to U.S. GAAP in 2008 was a reduction in equity of $60,907 (original value of $94,414 net of $33,507 of accumulated depreciation of the assets received).

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

For U.S. GAAP purposes, these reversions were considered a transfer of assets between entities under common control. Ecopetrol, the entity that received the net assets, recognized the assets transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer which was zero value.  The unamortized amount reverted at December 31, 2009 and 2008 was $103,260 and $121,459 respectively.

xviii.      PUBLIC OFFERING COSTS AND DISCOUNT ON ISSUANCE OF SHARES

In August 2007, the Company issued shares in an initial public offering in Colombia.  Under RCP, all related costs of this issuance were expensed as well as a discount granted to shares fully paid in cash.  For U.S. GAAP purposes, direct costs incurred in public offerings and cash discounts are recorded as a reduction of the proceeds received and, consequently, a reduction in equity.  An adjustment of $242,885 was recorded to recognize the effect of these amounts in 2007.

xix.         INDEBTEDNESS COST

Under RCP, the costs of borrowing correspond to interest payable, lender commissions and other costs related to the debt transactions, the exchange difference for the interest rate to be paid, the amortization of premiums and discounts in the placement of bonds and securities, and any income results earned on the temporary investment of such loans.

Under U.S. GAAP, the costs of borrowing correspond to interest payable, lender commissions and other costs related to the debt transactions, and the amortization of premiums and discounts in the placement of bonds and securities. It should not offset interest expense with interest income.  Unlike RCP, the cost of borrowing does not include the exchange difference for the interest rate to be paid, unless such difference forms part of the negotiation of the interest rate for the transaction.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The total indebtedness cost incurred during 2009 under RCP was $210,362 and the total indebtedness cost incurred under U.S. GAAP was $201,562. The effect of this adjustment in the reconciliation of income was $8,800. There were no indebtedness costs incurred during 2008 and 2007.

xx.          BUSINESS COMBINATIONS

Purchase method of accounting

Under RCP, the method of accounting requires that (i) the purchase price be allocated to the acquired assets and liabilities on the basis of their book value, (ii) the statement of operations of the acquiring Company for the period in which a business combination occurs include the income of the acquired Company after the date of acquisition, and (iii) the costs directly related to the purchase business combination are expensed as incurred.

In regard to a business combination, the purchase method of accounting under U.S. GAAP requires that (i) the purchase price be allocated to the identifiable acquired assets and liabilities on the basis of fair market value according to the Purchase Price Allocations analysis, (ii) the statement of operations of the acquiring Company for the period in which a business combination occurs include the income of the acquired Company after the date of acquisition, and (iii) the costs directly related to the purchase of a business combination are expensed as incurred.

In the reconciliation of Ecopetrol´s net income and shareholders´ equity between RCP to U.S. GAAP, the adjustments for each line item have been taken into account the effects of the acquisitions during the year.

Business Combinations during 2009

During 2009, Ecopetrol acquired the following ownership interests in the following companies:

Company	Acquisition Date	% acquired	Activity
Hocol	May 27, 2009	100%	Investment vehicle
Offshore International Group – “OIG”	February 06, 2009	50%	Hydrocarbons exploration and production
Reficar	May 27, 2009	51%	Hydrocarbons refining

Reficar

With the acquisition of the additional 51% of Reficar, Ecopetrol became the owner of 100% of the company. As a result, Ecopetrol consolidated Reficar’s results in 2009.

Offshore International Group

The purchase price allocation pertaining to our acquisition of 50% of Offshore International Group includes only the information of Savia Peru (formerly Petro-tech Peruana) as this is OIG’s biggest and most important asset corresponding to 89% of OIG’s equity.

Hocol

With the purchase of Hocol, Ecopetrol acquired an additional 21.72% of ODC, As a result, Ecopetrol became the owner of 66% and consolidated ODC’s results in 2009.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The following table summarizes (i) the consideration given in exchange for ownership interests in the above-listed companies (ii) the amounts of the assets acquired and liabilities assumed recognized at the acquisition dates, as well as (iii) the fair value of the non-controlling interest Ecopetrol held in the above-listed companies at their respective acquisition dates.

Total
Consideration:
Cash	$4,061,289
Contingent consideration arrangement	22,401

Fair value of Ecopetrol's equity interest in acquirees held before the business combination	1,213,980
$5,297,670
Recognized amounts of identifiable assets acquired and liabilities assumed:
Financial assets	1,963,286
Inventory	444,885
Property, plant, and equipment	2,833,678
Other assets	272,738
Financial liabilities	(885,077)
Other liabilities	(425,508)
Total identifiable net assets	$4,204,002

Non-controlling interest in acquirees at fair value	(511,494)
Goodwill	$1,605,162

The following table shows, by acquired company, the goodwill balance at the end of 2008, the amount of goodwill acquired during 2009, the amount of goodwill acquired in 2009 before taxes, the amount of deferred income tax on goodwill (indicating the impact of paragraphs 262 and 263 of ASC 805 (FAS 141-R)), and the goodwill balance at the end of 2009:

Company	Balance 2008	Goodwill acquired during 2009	Balance before tax 2009	Deferred income tax*	Balance 2009
Propilco - Andean Chemicals	$618,617	$-	$618,617	$899	$619,516
Refineria de Cartagena	-	1,029,840	1,029,840	-	1,029,840
Offshore International Group	-	758,190	758,190	(31,426)	726,764
Bioenergy	8,993	-	8,993	-	8,993
TOTAL	$627,610	$1,788,030	$2,415,640	$(30,527)	$2,385,113
*Impact of paragraphs 262 and 263 of ASC 805 (FAS 141-R)

Under RCP, the following table shows amounts deductible for income tax purposes at December 31, 2009 (which in the aggregate totaled $1,703,172).

Company	Goodwill	Accumulated Amortization	Balance	Net Effect	Remaining time-years
Andean Chemicals Ltd	$357,629	$(33,655)	$323,974	$106,911	17.8
Offshore International Group – “OIG”	821,994	(48,502)	773,492	255,252	14.0
Hocol	628,456	(22,750)	605,706	199,883	16.0
Total	$1,808,079	$(104,907)	$1,703,172	$562,046

Under RCP in 2009, $139,909 was amortized in regard to goodwill acquired from OIG, Ecopetrol Transportation Company, Hocol, Andean Chemicals and Propilco.  The amortization in the table above represents the accumulated amortization of the companies that could be deductible for income tax.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Contingencies from Business Combinations in 2009

Hocol

Pursuant to the Hocol Stock Purchase Agreement, a contingent consideration exists, representing the amount which may become payable by Ecopetrol depending on oil prices during the period from January 1, 2010 through December 1, 2010.

The following table represents the amounts payable for each price scenario:

Scenario	Average published price/barrel (in U.S. Dollars)	Amount of Contingent Obligation (in Millions of U.S. Dollars)
1	Less than $55	$-
2	Equal to $55 and less than $60	$25
3	Equal to $60 and less than $65	$40
4	Equal or more than $65	$65

For the calculation of the average price per barrel, the Hocol Stock Purchase Agreement establishes that Ecopetrol must use the Platts average for the last fiscal year.

Furthermore, an additional payment, in the maximum amount of US$50 million, may have to be paid in the first quarter of 2013 depending on the results of exploration of the Huron well located in the Niscota field. The amount to be paid will be determined by considering that during a maximum period of two years (until December 2012), there should be 2P-type certified reserves.

A contingent consideration included in the purchase price allocation related to the Niscota field was calculated at the acquisition date for $22,401.

The calculation of the additional payment is as follows: the reserves volume is multiplied by a percentage (between 6% and 8%) of the average WTI price during a given period of time in order to determine the base price to pay, subject to the maximum limit established.

In summary, a contingency in an amount $83,030 was recorded at December 31, 2009 to cover potential liabilities associated with the Hocol acquisition.

Offshore International Group (“OIG”)

Pursuant to the OIG Stock Purchase Agreement, a contingent obligation exists, representing the amount which may become payable by Ecopetrol depending on oil prices during the two year period from February 6, 2009 through February 6, 2011.

The following table represents the amounts payable for each price scenario:

Scenario	Average published price/barrel (in U.S. Dollars)	Amount of Contingent Obligation (in Millions of U.S. Dollars) *
1	Less than $60	$-
2	More than $60 and less or equal that $70	$200
3	More than $70	$300
*Ecopetrol must pay 50% of this amount.

A contingency amount of $183,891 was accounted at December 31, 2009 to cover potential liabilities associated with the OIG acquisition.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The total liabilities accrued for future contingencies due in 2009 by business combinations amounted to $266,921.

Fair value

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed of Refineria de Cartagena S.A. (“Reficar”) 51%, Hocol Petroleum Limited (“HOCOL”) 100%, Oleoducto de Colombia S.A. (“ODC”) 21.72%, and Offshore International Group at their respective dates of acquisition:

	Refinería de Cartagena S.A.	Hocol Petroleum Limited	Oleoducto de Colombia S.A.	Offshore International Group	Total
Fair value of assets acquired and liabilities assumed under US GAAP during 2009
Assets acquired	$1,123,775	$338,586	$19,622	$261,587	$1,743,570
Property, plant and equipment, net	502,279	1,530,386	196,583	302,216	2,531,464
Accounts receivable	272,685	317,688	9,649	37,866	637,888
Liabilities assumed	(562,899)	(463,332)	(17,952)	(133,201)	(1,177,384)
Net Assets Acquired	1,335,840	1,723,328	207,902	468,468	3,735,538
Total purchase price net of cash received	2,365,680	1,623,395	124,967	1,226,658	5,340,700
Goodwill (Negative goodwill)	$1,029,840	$(99,933)	$(82,935)	$758,190	$1,605,162

The negative goodwill is recognized as Non-operating income, net in income statement.

The cash paid for the acquired companies is described in the following table:

	Refinería de Cartagena S.A.	Hocol Petroleum Limited	Oleoducto de Colombia S.A.	Offshore International Group	Total
Cash Paid	$1,206,497	$1,600,992	$27,142	$1,226,658	$4,061,289

The fair value of assets acquired includes property, plant and equipment in an amount of $1,611,052.

The fair value of Ecopetrol’s non-controlling interests in the above-listed companies was estimated by applying the market price at the acquisition dates according to the requirements of ASC 805 (FAS 141 –R).

Ecopetrol recognized a gain of $110,354 as a result of re-appraising to fair value its 60% equity interest in ODC held before the business combination. The gain is included in other income in Ecopetrol’s income statement for the year ending December 31, 2009.

Effect on Revenues and Earnings

The revenues and earnings included in Ecopetrol’s consolidated income statement for the year ended December 31, 2009 reflecting these business combinations and the revenue and earnings the combined entity would have recorded had the acquisition dates been January 1, 2009 or January 1, 2008, are as follows:

UNAUDITED PRO FORMA FINANCIAL INFORMATION
	2008	2009
Consolidated sales of Ecopetrol, December 31	$33,849,213	$29,551,574
Sales of the companies acquired prior to the acquistion	7,388,318	2,570,354
Pro forma Sales	$41,237,531	$32,121,928
Net Earnings of Ecopetrol	$8,848,139	$5,661,562
Net earnings of the companies acquired in 2009	271,341	136,977
Pro forma Earnings	$9,119,480	$5,798,539
Weighted-average shares outstanding	40,472,512,588	40,472,512,588
Earnings per share	$225.33	$143.27

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Bargain Purchase

The following table shows the bargain purchase (gain or loss in the pre-existing participation) of the acquired companies. The gains and losses were calculated by third party experts who determined the fair value in the purchase price allocation:

	Reficar	ODC
Percentage acquired	51.00%	21.72%
Bargain Purchase	$(134,967)	$27,422
Gain	$23,300	$4,608

The total amount expensed in the acquisition processes of Hocol, Reficar and Offshore International Group during 2009 was $16,320.

a.            Goodwill

Under Colombian Government Entity GAAP, goodwill corresponds to the difference between the acquisition price and the book value of the acquired company.  This amount is amortized during the period in which the Company expects to receive future benefits.  Additionally, under Colombian Government Entity GAAP, goodwill is not subject to impairment tests and RCP does not generate negative goodwill in business combination.

The descriptions of goodwill generated under RCP during 2009 are as follows:

Offshore International Group – “OIG”

The resulting goodwill from the acquisition of Offshore International Group (“OIG”) was accounted as intangible assets and is amortized on a monthly basis in the administrative expenses account over a 14-year term, determined by the net present value of the investment minus estimated future cash flows. The straight line method of amortization was applied to the goodwill, which will be reviewed and updated annually based on the actual life of the biggest production block. Ecopetrol does not include the results OIG’s operations in its consolidated financial statements since Ecopetrol does not have control over OIG.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Hocol

The resulting goodwill from the acquisition of Hocol was recorded as intangible assets and is amortized on a monthly basis in the administrative expenses account over a 16-year term, determined by the net present value of the investment minus the estimated future cash flows. The straight line method of amortization was applied to the goodwill which will be reviewed and updated annually based on the Discount Cash Flow applied to the investments. Accordingly, Ecopetrol reversed $22,750, which corresponds to the amortization of goodwill of Hocol under RCP.

Reficar

Under RCP, the increase in ownership in Reficar did not result in goodwill. Under U.S. GAAP, the resulting goodwill from the acquisition of Reficar was accounted as intangible assets and will be tested for impairment annually.

Under U.S. GAAP, Ecopetrol tests goodwill for impairment at least annually using a two step process that begins with an estimation of the fair value of a reporting unit.  The first step is a screen for potential impairment and the second step measures the amount of impairment.

Fair value is determined by reference to market value, if available, or by a qualified evaluator or pricing model. Determination of a fair value by a qualified evaluator or pricing model requires management to make assumptions and use estimates. Management believes that the assumptions and estimates used are reasonable and supportable in the existing market environment and commensurate with the risk profile of the assets valued. However, different assumptions and estimates could be used which would lead to different results. In 2009, the most significant amounts of goodwill were related to the acquisitions of Reficar and Offshore International Group. The valuation models used to determine the fair value of these companies are sensitive to changes in the underlying assumptions. For example, the prices and volumes of product sales to be achieved and the prices which will be paid for the purchase of raw materials are assumptions which may vary in the future. Adverse changes in any of these assumptions could lead the Company to record a goodwill impairment charge. During 2009, Ecopetrol conducted a qualitative impairment test of goodwill which showed that no goodwill had been impaired.

xxi.          NON-CONTROLLING INTEREST

To determine the attributable non-controlling interest at December 31, 2009, Ecopetrol used the net equity from all subsidiaries at the beginning of the period and computed with all variations (net income, retained earnings, non-controlling interest, distribution of dividends, purchase price allocation, translation adjustments, and others) the carrying amount of total equity (net assets) attributable to the non-controlling interest at the end of 2009.

The following table sets the information for Ecopetrol’s non-controlling interests in 2008 and 2009, respectively.

	Ocensa	Brazil	Peru	ODC	ODL	Bioenergy	Total
Balance 2006	$565,119	$-	$-	$-	$-	$-	$565,119
Issuance of company shares	-	45	484	-	-	-	529
Net income (loss)	21,373	-	-	-	-	-	21,373
Distribution of dividends	(15,418)	-	-	-	-	-	(15,418)
Translation Adjustments	-	4	(10)	-	-	-	(6)
Balance 2007	571,074	49	474	-	-	-	571,597
Issuance of company shares	-	-	-	-	217,378		217,378
Other Non-controlling Interest	-	(45)	(484)	-	-	-	(529)
Net income (loss)	8,716	-	-	-	-	(2,460)	6,256
Distribution of dividends	(141,634)	-	-	-	-	-	(141,634)
Retained Earnings	140,095	-	-	-	-	-	140,095
Purchase Price Allocation	-	-	-	-	-	8,718	8,718
Translation Adjustments	-	(4)	10	-	16,885	-	16,891
Balance 2008	578,251	-	-	-	234,263	6,258	818,772
Acquired Non-controlling Interest	(300,377)*	-	-	21,495	-	(2,810)	(281,692)
Equity reduction declared and paid	-	-	-	-	(78,405)	-	(78,405)
Net income (loss)	161,849	-	-	(40,320)	(14,274)	(2,536)	104,719
Distribution of dividends	(89,736)	-	-	-	-	-	(89,736)
Retained Earnings	95,790	-	-	(1,622)	464	6,540	101,172
Purchase Price Allocation	-	-	-	21,530	-	-	21,530
Translation Adjustments	-		-	-	(13,047)	-	(13,047)
Balance 2009	$445,777	$-	$-	$1,083	$129,001	$7,452	$583,313
* Corresponds to acquisition of an additional 24.71% ownership interest in Ocensa for $998,903 in cash. The difference of 610,007 was registered as an additional paid in capital net of income tax in an amount of $171,241 as a result of difference between local deductible goodwill.

xxii.         EARNINGS PER SHARE

Under RCP, earnings per share ("EPS") are calculated by dividing net income by the weighted average of both common and preferred shares outstanding for each period presented.  The Company does not have any issued or outstanding preferred shares.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

U.S. GAAP requires dual presentation of basic and diluted EPS for entities with complex capital structures, as well as a reconciliation of the basic EPS calculation with the diluted EPS calculation. Basic EPS is calculated by dividing net income available to common shareholders by the weighted average of common shares outstanding for the corresponding period.

Diluted EPS assumes the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. For the years ended December 31, 2009, 2008 and 2007, the Company had a simple capital structure. There are no stock compensation plans or any other compensation plan involving shares. Therefore, the Company is not required to present diluted EPS for these years.

xxiii.        CONCENTRATIONS

At December 31 2009, 2008 and 2007, 32%, 33% and 26.6%, respectively, of the Company’s employees belong to unions. Management believes the Company’s relationships with those unions are good. The current labor agreement with the union was renewal on September 10, 2009.

In 2007, two customers of the refinery segment accounted for 14.2% and 12.9%, and one customer of the production segment accounted for 13.4% of total sales, respectively.  No other customers accounted for more than 10% of total sales in 2007.  In 2008, one customer of the production segment accounted for 14.2% and one customer of the refinery segment accounted for 11.7% of the total sales.  No other customers accounted for more than 10% of total sales in 2008. In 2009, one customer of the refining segment accounted for 13.1% of total sales. No other customers accounted for more than 10% of total sales in 2009. Management does not believe that the loss of any single significant customer would materially affect Ecopetrol’s financial position.

The significant majority of the Company’s assets and activities are located in Colombia.  The financial position and results of operations of those subsidiaries located outside of Colombia are not material to the Company.

xxiv.       RECENT U.S. GAAP PRONOUNCEMENTS

In October 2009, the FASB issued ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, Revenue Arrangements with Multiple Deliverables). ASU 2009-13 amends ASC 650-25 to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price ("VSOE") or third party evidence of selling price ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 will not have a material impact on its consolidated financial statements.

The FASB issued ASU 2009-16, Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets—an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The FASB issued ASU 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity ("VIE") Subsections of ASC Subtopic 810-10, Consolidation – Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a Company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

xxv.        RECENTLY ADOPTED ACCOUNTING STANDARDS AND U.S. GAAP PRONOUNCEMENTS

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement and Disclosure (ASC 820). This statement defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement (as amended by FSP FAS 157-2) is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The statement is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. FSP FAS 157 – 2, “Effective Date of FASB Statement No. 157”, delays the effective date of this statement for nonfinancial assets and liabilities that are not measured at fair value on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Disclosures required by this statement are presented below in xxix.

In December 2007, the FASB issued FASB Statement No. 141(R) (ASC 805), Business Combinations, and FASB Statement No. 160 (ASC 810), Non controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (ASC 810). Statements 141(R) and 160 require most identifiable assets, liabilities, non controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non controlling interests to be reported as a component of equity, which changes the accounting for transactions with non controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) (ASC 805) will be applied to business combinations occurring after the effective date. Statement 160 (ASC 810) will be applied prospectively to all non controlling interests, including any that arose before the effective date. The adoption of Statement 160 is reflected in Ecopetrol’s consolidates balance sheet and consolidated income statement.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (ASC 310 and ASC 860). The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. There was no impact to the Company.

In March 2008, the FASB issued FASB Statement No. 161 (ASC 815), Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This statement requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. The statement also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The disclosure required by this statement had no effect in 2008. For 2009, the disclosures are presented in Note 33, iii – Derivatives.

In April 2008, the FASB issued FASB Staff Position FAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under Statement 142 (ASC 350). FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008.

In June 2009, the FASB issued FAS 168 “Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (ASC 100), the objective of this Statement is to replace Statement 162 and to establish the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This Statement shall be effective for financial statements issued or interim and annual periods ending after September 15, 2009, except for nonpublic nongovernmental entities that have not followed the guidance included in the AICPA Technical Inquiry Service (TIS) Section 5100, “Revenue Recognition,” paragraphs 38–76. Those entities shall account for the adoption of that guidance as a change in accounting principle on a prospective basis for revenue arrangements entered into or materially modified in those fiscal years beginning on or after December 15, 2009, and interim periods within those years. If an accounting change results from the application of that guidance, an entity shall disclose the nature and reason for the change in accounting principle.

In September 2009, the FASB issued ASU 2009-11, Extractive activities - Oil and Gas – Amendment to section 932-10-S99, this accounting standard update represents a technical correction to the SEC observer comment in EITF-90-22 “Accounting for Gas-Balancing arrangements”. Registrants should account for all significant gas imbalances consistently, using one accounting method. SEC registrants should disclose their method of accounting, as well as the amount of any imbalance in terms of units and value, if significant.

In January 2010, the FASB issued ASU 2010-03, Oil and Gas Reserve Estimation and Disclosures. This ASU aligns the oil and gas reserve estimation and disclosure requirements of FASB ASC Topic 932, Extractive Activities—Oil and Gas, with the requirements in the SEC Rule, Modernization of the Oil and Gas Reporting Requirements, which was issued on December 31, 2008 (SAB-113). The amendments to Topic 932 are effective for annual reporting periods ending on or after December 31, 2009 and should be accounted for as a change in accounting principle inseparable from a change in estimate. Early application is not permitted. Disclosures required by this statement are presented below in Note 33, xxix. Supplemental information on oil and gas producing activities.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

xxvi.       SEGMENT INFORMATION

The following segment information has been prepared in accordance with ASC 280, Disclosure about Segments of an Enterprise and Related Information.  Financial information by business segment is reported in accordance with the internal reporting system under RCP and shows internal segment information that is used by the chief operating decision maker to manage and measure the performance of Ecopetrol.

As of 2009, the Company’s management modified the methodology used to analyze the financial information of its business segments in a way that better suits the operations of the Company.  Specifically, as from 2009, crude oil purchases from third parties and ANH and the proceeds from the sales thereof are presented within the Market and Supply segment. Up to 2008, they were included in the Exploration and Production segment.  The composition of the segments or the structure of the Company’s internal organizations was not modified. The segment information for 2008 and 2007 included herein has been updated for comparison purposes.

The Company operates under the following segments, which are described as follows:

Exploration and Production — this segment includes the Company’s oil & gas exploration and production activities. Revenue is derived from the sale of crude oil and natural gas to inter-company segments, at market prices, and to third parties. Revenue is derived from local sales of crude oil, regulated fuels, non-regulated fuels and natural gas. Sales are made to local and foreign distributors. Costs include those costs incurred in production. Expenses include all exploration costs that are not capitalized.

Refining – this segment includes the Company’s refining activities. Goods sold, both internally and to third parties, include refined products such as motor fuels, fuel oils and petrochemicals at market prices. This segment also includes sales of industrial services to third parties.

Transportation – this segment includes the Company’s sales and costs associated with the Company’s pipelines and other transport activities.

Market and Supply – this segment includes the Company’s revenues, costs and expenses associated with distribution, including distribution of purchases from third parties and the ANH (Agencia Nacional de Hidrocarburos).

Corporate – this segment includes the financial results and other activities not included in the previous segments, and all corporate financial management and overhead related with the Company’s central administration.  It also includes actuarial expenses related with the pension and health-care plans for pensioned participants.

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

The following presents the Company’s balance sheet by segment in accordance with RCP:

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

As of December 31, 2009

	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Eliminations	Total
Current assets
Cash and cash equivalents	$524,575	$474,419	$284,071	$1	$2,279,053	$-	$3,562,119
Accounts and notes receivable	1,729,683	881,807	470,252	150,352	484,201	(747,175)	2,969,120
Inventories	586,915	1,186,598	38,168	355,879	-	(124,863)	2,042,697
Investments	-	-	77,929	-	580,802	(196,473)	462,258
Other current assets	1,967,700	759,092	142,117	31,653	191,035	(10,003)	3,081,594
	4,808,873	3,301,916	1,012,537	537,885	3,535,091	(1,078,514)	12,117,788
Investments in non-consolidated companies	1,756,903	614,863	510,654	7,921	1,424,157	-	4,314,498
Property, plant and equipment, net	16,959,637	5,725,580	5,000,979	16,950	234,738	-	27,937,884
Other non-current assets	2,813,026	3,671,095	1,490,849	86,227	4,266,059	(1,137,909)	11,189,347
Non Current assets	21,529,566	10,011,538	7,002,482	111,098	5,924,954	(1,137,909)	43,441,729
Total assets	$26,338,439	$13,313,454	$8,015,019	$648,983	$9,460,045	$(2,216,423)	$55,559,517

Accounts payable	$(1,769,120)	$(805,784)	$(577,766)	$(704,937)	$(408,257)	$985,632	$(3,280,232)
Financial obligations (short-term)	(20,434)	(214,698)	(99,983)	-	(101,966)	-	(437,081)
Other Current Liabilities	(1,155,241)	(1,602,026)	(408,600)	(34,274)	(552,759)	-	(3,752,900)
Current Liabilities	(2,944,795)	(2,622,508)	(1,086,349)	(739,211)	(1,062,982)	985,632	(7,470,213)
Financial obligations (long-term)	(1,369,726)	(688,452)	(589,832)	-	(3,066,344)	-	(5,714,354)
Other non Current Liabilities	(4,710,256)	(1,686,981)	(652,950)	(32,003)	(2,887,420)	1,105,928	(8,863,682)
Non-current liabilities	(6,079,982)	(2,375,433)	(1,242,782)	(32,003)	(5,953,764)	1,105,928	(14,578,036)
Total Liabilities	(9,024,777)	(4,997,941)	(2,329,131)	(771,214)	(7,016,746)	2,091,560	(22,048,249)
Non-controlling interest	-	(11,696)	(929,615)	-	-	-	(941,311)
Shareholders’ equity of Ecopetrol	(17,313,662)	(8,303,817)	(4,756,273)	122,231	(2,443,299)	124,863	(32,569,957)
Total Equity	(17,313,662)	(8,315,513)	(5,685,888)	122,231	(2,443,299)	124,863	(33,511,268)
Total liabilities and equity	$(26,338,439)	$(13,313,454)	$(8,015,019)	$(648,983)	$(9,460,045)	$2,216,423	$(55,559,517)
Capital expenditures	$5,564,438	$3,578,579	$3,501,953	$8,455	$197,237		$12,850,662
Goodwill	$1,393,705	$603,193	$510,654	$-	$-	$-	$2,507,552

As of December 31, 2008

	Exploration & Production	Refining		Transportation	Market and Supply	Corporate	Total
Current assets
Cash and cash equivalents	$29,621		$25,702	$205,423	$1	$1,853,056		$2,113,803
Accounts and notes receivable	889,324		713,242	108,034	3,195	4,163,487		5,877,282
Inventories	695,998		514,696	1,609	312,697	86,296		1,611,296
Investments	-		-	-	-	3,749,919		3,749,919
Other current assets	1,311,415		567,679	224,437	1,573	247,496		2,352,600
	2,926,358		1,821,319	539,503	317,466	10,100,254		15,704,900
Investments in unconsolidated companies	636,010		1,307,996	48,221	7,790	404,678		2,404,695
Property, plant and equipment, net	11,532,444		2,624,998	1,858,477	13,260	102,358		16,131,537
Other non-current assets	3,748,875		2,256,078	884,312	37,319	7,534,696		14,461,280

Non Current assets	15,917,329		6,189,072	2,791,010	58,369	8,041,732		32,997,512
Total assets	$18,843,687		$8,010,391	$3,330,513	$375,835	$18,141,986		$48,702,412

Accounts payable	$(751,117)		$(532,743)	$(287,843)	$(3,280)	$(133,664)		$(1,708,647)
Other Current Liabilities	(2,818,830)		(1,171,709)	(327,960)	(9,907)	(662,719)		(4,991,125)
Current Liabilities	(3,569,947)		(1,704,452)	(615,803)	(13,187)	(796,383)		(6,699,772)
Non-current liabilities	(3,133,747)		(173,241)	(191,295)	(8,360)	(3,633,329)		(7,139,972)
Total Liabilities	(6,703,694)		(1,877,693)	(807,098)	(21,547)	(4,429,712)		(13,839,744)
Non-controlling interest	-		(8,682)	(234,269)	-	-		(242,951)
Shareholders’ equity of Ecopetrol	(12,139,993)		(6,124,016)	(2,289,146)	(354,288)	(13,712,274)		(34,619,717)
Total Equity	(12,139,993)		(6,132,698)	(2,523,415)	(354,288)	(13,712,274)		(34,862,668)
Total liabilities and equity	$(18,843,687)	$	(8,010,391)	$(3,330,513)	$(375,835)	$(18,141,986)	$	(48,702,412)
Capital expenditures	$4,911,487		$776,080	$939,996	$7,549	$69,483		$6,704,595
Goodwill	$-		$668,614	$-	$-	$-		$668,614

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

As of December 31, 2007

	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Total

Current assets
Cash and cash equivalents	$117,231	$503	$20,008	$1	$3,612,156	$3,749,899
Accounts and notes receivable	892,734	1,213,755	24,147	55	139,213	2,269,904
Inventories	514,294	782,594	1,417	-	486	1,298,791
Investments	-	-	-	-	5,954,502	5,954,502
Other current assets	1,387,466	426,403	107,142	698	579,317	2,501,026
	$2,911,725	2,423,255	152,714	754	10,285,674	15,774,122

Investments in unconsolidated companies	396,021	239,271	50,746	7,750	432,157	1,125,945
Property, plant and equipment, net	7,887,869	1,941,755	1,203,771	14,105	233,368	11,280,868
FAEP	-	-	-	-	-	-
Pension Plan assets	-	-	-	-	8,986,861	8,986,861
Other non-current assets	3,805,094	2,603,033	737,494	46,619	3,752,044	10,944,284
Non Current assets	12,088,984	4,784,059	1,992,011	68,474	13,404,430	32,337,958
Total assets	$15,000,709	$7,207,314	$2,144,725	$69,228	$23,690,104	$48,112,080

Accounts payable	(803,715)	(530,031)	(112,722)	(15)	(118,087)	(1,564,570)
Other Current Liabilities	(2,546,871)	(763,965)	(355,851)	(43,398)	(791,129)	(4,501,214)
Current Liabilities	$(3,350,586)	(1,293,996)	(468,573)	(43,413)	(909,216)	(6,065,784)
Non-current liabilities	(2,592,625)	(383,365)	(430,798)	(33,565)	(11,797,475)	(15,237,828)
Total Liabilities	$(5,943,211)	(1,677,361)	(899,371)	(76,978)	(12,706,691)	(21,303,612)
Shareholders’ equity of Ecopetrol	$(9,057,498)	(5,529,953)	(1,245,354)	7,750	(10,983,413)	(26,808,468)
Total Liabilities and equity	$(15,000,709)	$(7,207,314)	$(2,144,725)	$(69,228)	$(23,690,104)	$(48,112,080)
Capital expenditures	$2,678,684	$234,462	$92,344	$7,712	$23,760	$3,036,962

The Company’s statement of net income by segment is as follows in accordance with RCP:

Year ended December 31, 2009

	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Eliminations	Total

Revenues:
Local sales	$833,592	$11,834,414	$1,579,934	$4,203,178	$9,533	$(4,402,117)	$14,058,534
Foreign sales, net	7,637,794	4,136,988	-	4,559,317	11,757	-	16,345,856
Inter-segment net operating revenues	8,910,816	1,328,066	1,336,699	170,637	-	(11,746,218)	-
Total Revenue	17,382,202	17,299,468	2,916,633	8,933,132	21,290	(16,148,335)	30,404,390
Cost of sales	5,933,870	17,034,428	1,454,660	8,143,415	46,929	(15,647,927)	16,965,375
Depreciation, depletion and amortization	1,868,371	418,341	641,154	-	12,832	-	2,940,698
Selling	1,409,026	188,119	52,707	605,414	82,920	(375,544)	1,962,642
Administration expenses	253,167	202,349	156,481	51,117	761	(1,539)	662,336
Costs and expenses	9,464,434	17,843,237	2,305,002	8,799,946	143,442	(16,025,010)	22,531,051
Operating income	7,917,768	(543,769)	611,631	133,186	(122,152)	(123,325)	7,873,339
Financial income (expenses), net	221,444	(73,909)	(66,610)	58,065	356,843	-	495,833
Pension expenses	-	-	(4,414)	-	(590,743)	-	(595,157)
Other non-operating income (expenses)	(100,716)	(60,559)	(130,607)	(10,205)	(219,545)	(1,539)	(523,171)
Other expenses, net	120,728	(134,468)	(201,631)	47,860	(453,445)	(1,539)	(622,495)
Income before income taxes and non-controlling interest	8,038,496	(678,237)	410,000	181,046	(575,597)	(124,864)	7,250,844
Income tax benefits (expense)	(2,239,098)	158,400	(127,082)	(48,966)	142,717	-	(2,114,029)
Net income	5,799,398	(519,837)	282,918	132,080	(432,880)	(124,864)	5,136,815
Less: Net loss (income) attributable to Non-controlling	(39,270)	31,272	3,237	-	-	-	(4,761)
Net income for the year attributable to Ecopetrol S.A.	$5,760,128	$(488,565)	$286,155	$132,080	$(432,880)	$(124,864)	$5,132,054

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Year ended December 31, 2008
	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Eliminations	Total

Revenues:
Local sales	$734,648	$14,847,890	$724,838	$5,283,230	$7,393	$-	$21,597,999
Foreign sales, net	4,417,583	3,273,018	-	4,592,046	16,023	-	12,298,670
Inter-segment net operating revenues	13,134,513	922,252	1,092,465	167,144	-	(15,316,374)	-
Total Revenue	18,286,744	19,043,160	1,817,303	10,042,420	23,416	(15,316,374)	33,896,669
Cost of sales	4,032,496	18,063,118	1,105,176	9,146,456	5,462	(15,316,374)	17,036,334
Depreciation, depletion and amortization	1,505,540	351,387	188,585	-	2,590	-	2,048,102
Selling	949,457	214,408	10,840	521,685	76,384	-	1,772,774
Administration expenses	262,634	244,159	158,562	32,578	(315,832)	-	382,101
Costs and expenses	6,750,127	18,873,072	1,463,163	9,700,719	(231,396)	-	36,555,685
Operating income	11,536,617	170,088	354,140	341,701	254,812	-	12,657,358
Financial income (expenses), net	909,111	62,161	(82,989)	(106,054)	3,319,023	-	4,101,252
Pension expenses	-	-	(6,204)	-	(1,138,721)	-	(1,144,925)
Other non-operating income (expenses)	129,037	173,890	140,748	825	(46,981)	-	397,519
Other expenses, net	1,038,148	236,051	51,555	(105,229)	2,133,321	-	3,353,846
Income before income taxes and non-controlling interest	12,574,765	406,139	405,695	236,472	2,388,133	-	16,011,204
Income tax benefits (expense)	(3,436,850)	(125,797)	(110,596)	(64,629)	(644,110)	-	(4,381,982)
Net income	9,137,915	280,342	295,099	171,843	1,744,023		11,629,222
Less: Net loss (income) attributable to Non-controlling	-	-	455	-	-	-	455
Net income for the year attributable to Ecopetrol S.A.	$9,137,915	$280,342	$295,554	$171,843	$1,744,023	$-	$11,629,677

Year ended December 31, 2007
	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Eliminations	Total

Revenues:
Local sales	$529,729	$11,472,108	$677,938	$3,317,980	$5,242	$-	$16,002,997
Foreign sales	1,102,850	2,156,388	-	3,373,323	13,259	-	6,645,820
FAEP	-	-	-	(316,497)	-	-	(316,497)
Foreign sales, net	1,102,850	2,156,388	-	3,056,826	13,259	-	6,329,323
Inter-segment net operating revenues	9,996,500	553,640	766,151	189,154	-	(11,505,445)	-
Total Revenue	11,629,079	14,182,136	1,444,089	6,563,960	18,501	(11,505,445)	22,332,320
Cost of sales	3,459,322	12,092,084	790,255	5,496,151	5,182	(11,505,445)	10,337,549
Depreciation, depletion and amortization	1,173,006	356,215	191,541	-	216	-	1,720,978
Selling	458,026	148,283	102,004	380,842	76,254	-	1,165,409
Administration expenses	113,420	103,657	74,057	30,910	-	-	322,044
Costs and expenses	5,203,774	12,700,239	1,157,857	5,907,903	81,652	(11,505,445)	13,545,980
Operating income	6,425,305	1,481,897	286,232	656,057	(63,151)	-	8,786,340
Financial income (expenses), net	(45,989)	(25,260)	(16,284)	(47,440)	228,601	-	93,628
Pension expenses	-	-	(5,660)	-	(1,084,683)	-	(1,090,343)
Other non-operating income (expenses)	(289,114)	(533,901)	(109,076)	10,742	197,028	-	(724,321)
Other expenses, net	(335,103)	(559,161)	(131,020)	(36,698)	(659,054)	-	(1,721,036)
Income before income taxes and non-controlling interest	6,090,202	922,736	155,212	619,359	(722,205)	-	7,065,304
Income tax benefits (expense)	(1,625,288)	(246,250)	(41,421)	(165,288)	192,735	-	(1,885,512)
Net income for the year	$4,464,914	$676,486	$113,791	$454,071	$(529,470)	$-	$5,179,792
The following tables illustrate sales by geographic zones:

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Sales by Geographic Zones December 31, 2009

Zone	Products	Value	Participation
Colombia*	Crude oil, Refined, Petrochemicals and natural gas	$14,134,884	46.5%
United States of America	Crude oil, Refined and Petrochemicals	10,875,221	35.8%
Asia	Crude oil, Refined and Petrochemicals	1,431,302	4.7%
South America	Crude oil, Refined, Petrochemicals and natural gas	561,221	1.8%
Central America and Caribbean	Crude oil, Refined and Petrochemicals	1,473,225	4.8%
Europe	Crude oil, Refined and Petrochemicals	1,207,367	4.0%
Other	Petrochemicals	721,170	2.4%
		$30,404,390	100.0%
*      Includes sales to free trade zone of $76,350

Sales by Geographic Zones December 31, 2008

Zone	Products	Value	Participation
Colombia	Crude oil, Refined, Petrochemicals and natural gas	$21,597,999	63.7%
United States of America	Crude oil, Refined and Petrochemicals	7,847,375	23.2%
Asia	Crude oil, Refined and Petrochemicals	1,516,946	4.5%
South America	Crude oil, Refined, Petrochemicals and natural gas	1,024,709	3.0%
Central America and Caribbean	Crude oil, Refined and Petrochemicals	1,188,904	3.5%
Europe	Crude oil, Refined and Petrochemicals	605,655	1.8%
Other	Petrochemicals	115,081	0.3%
		$33,896,669	100.0%

Sales by Geographic Zones December 31, 2007
Zone	Products	Value	Participation
Colombia	Refined and Petrochemicals	$16,002,997	71.6%
United States of America	Crude oil and Refined	4,531,885	20.3%
Central America and Caribbean	Crude oil and Refined	1,109,504	5.0%
Europe	Crude oil and Refined	673,948	3.0%
Rest of world	Crude oil and Refined	13,986	0.1%
		$22,332,320	100.0%

The following tables illustrate sales of products by Segment:

Sales of products by Segment for the year ended December 31, 2009
Local Sales	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Eliminations	Total
Medium distillates	$9,571	$5,087,896	$-	$-	$-	$-	$5,097,467
Gasolines	-	5,015,900	-	-	-	-	5,015,900
Crude Oil	-	-	-	3,636,242	-	(3,618,048)	18,194
Other products	194,460	456,907	-	-	-	(75,077)	576,290
Services	61,868	56,521	1,579,934	80,726	9,533	(675,507)	1,113,075
Natural Gas	547,792	-	-	486,210	-	(33,485)	1,000,517
L.P.G.	19,901	449,650	-	-	-	-	469,551
Diesel and gasoline price differentials	-	196,533	-	-	-	-	196,533
Plastic and rubber	-	571,007	-	-	-	-	571,007
Total local sales	$833,592	$11,834,414	$1,579,934	$4,203,178	$9,533	$(4,402,117)	$14,058,534

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Sales of products by Segment for the year ended December 31, 2009
Foreign Sales	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Eliminations	Total

Crude oil	$7,329,974	$-	$-	$4,485,538	$-	$-	$11,815,512
Fuel oil	-	1,660,911	-	-	-		1,660,911
Gasoline	-	1,654,670	-	69,865	-		1,724,535
Natural Gas	307,820	-	-	3,914	-		311,734
Plastic and rubber	-	544,912	-	-	-		544,912
Other products	-	276,495	-	-	11,757		288,252
Total foreign sales	$7,637,794	$4,136,988	$-	$4,559,317	$11,757	$-	$16,345,856

Sales of products by Segment for the year ended December 31, 2008
Local Sales	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Total

Medium distillates	$11,032	$5,903,595	$-	$-	$-	$5,914,627
Gasoline	41	3,644,304	-	-	-	3,644,345
Crude Oil	-	-	-	4,774,401	-	4,774,401
Other products	179,577	1,196,214	-	-	-	1,375,791
Services	55,806	61,612	724,838	72,003	7,393	921,652
Natural Gas	464,588	-	-	436,826	-	901,414
L.P.G.	19,901	592,870	-	-	-	612,771
Diesel and gasoline price differential	3,703	3,066,776	-	-	-	3,070,479
Plastic and rubber	-	382,519	-	-	-	382,519
Total local sales	$734,648	$14,847,890	$724,838	$5,283,230	$7,393	$21,597,999

Sales of products by Segment for the year ended December 31, 2008

Foreign Sales	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Total

Crude oil	$4,107,194	$-	$-	$4,589,088	$-	$8,696,282
Fuel oil	-	2,093,012	-	-	-	2,093,012
Gasoline	-	186,197	-	-	-	186,197
Naphtha	-	2,693	-	-	-	2,693
Jet fuel	-	-	-	-	-	-
Natural Gas	310,389	-	-	2,958	-	313,347
Plastic and rubber	-	704,034	-	-	-	704,034
Other products	-	287,082	-	-	16,023	303,105
Total foreign sales	$4,417,583	$3,273,018	$-	$4,592,046	$16,023	$12,298,670

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Sales of products by Segment for the year ended December 31, 2007

Local Sales	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Total

Medium distillates	$18,997	$4,870,376	$-	$-	$-	$4,889,373
Gasoline	748	3,345,612	-	-	-	3,346,360
Crude Oil	-	-	-	3,004,629	-	3,004,629
Other products	53,186	845,279	-	-	-	898,465
Services	27,900	49,646	677,938	60,471	5,242	821,197
Natural Gas	407,291	-	-	252,880	-	660,171
L.P.G.	18,649	586,103	-	-	-	604,752
Diesel and gasoline price differential	2,958	1,775,092	-	-	-	1,778,050
Total local sales	$529,729	$11,472,108	$677,938	$3,317,980	$5,242	$16,002,997

Sales of products by Segment for the year ended December 31, 2007

Foreign Sales	Exploration & Production	Refining	Transportation	Market and Supply	Corporate	Total

Crude oil	$1,102,815	$-	$-	$3,373,322	$-	$4,476,137
FAEP	-	-	-	(316,497)	-	(316,497)
Fuel oil	-	1,560,399	-	-	-	1,560,399
Gasoline	-	269,248	-	-	-	269,248
Naphtha	-	244,393	-	-	-	244,393
Jet fuel	-	71,378	-	-	-	71,378
Natural Gas	35	-	-	1	-	36
Other products	-	10,970	-	-	13,259	24,229
Total foreign sales	$1,102,850	$2,156,388	$-	$3,056,826	$13,259	$6,329,323

xxvii.      RELATED PARTIES

In addition to the transactions disclosed in Note 15, Ecopetrol is controlled by the Colombian Government which owns a majority stake in the Company. Thus Ecopetrol has numerous transactions with other government entities as well as state-owned companies in the ordinary course of its business. The most significant of these transactions are disclosed below:

FAEP – Ecopetrol was required to defer revenue into a stabilization fund by the Colombian government. However, this process ended in 2007, at which time Ecopetrol was required to remit all deferred revenue to the government. For more information about this transaction, please see Note 33, ix. revenue recognition.

Price differentials – The Colombian government regulates the price at which refiners sell refined products to distributors located in Colombia. For each unit sold, the price received, for which revenue was recorded, was the regulated price which was less than what the Company could have received had it sold those products to customers located outside Colombia at market prices. The amount of price differential included in revenue in 2009, 2008 and 2007 were ($196,533), $3,070,479 and $1,778,050, respectively. Additionally, in 2009 and 2008 the Company recognized interests amounting to $235,704 and $93,218, respectively, which corresponds to the price differentials recorded.  However, in 2007 the Company did not record any interest because the government did not recognize interest of the debt.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Contribution of Nation in Kind – Decree 2625 of 2000 imposed contributions in kind (hydrocarbons) of the Colombian Nation that were recognized as cost of production until March 9, 2007.

Taxes – Ecopetrol recognizes taxes to the Government and municipalities where it has facilities. Taxes paid in 2009, 2008 and 2007 are disclosed in the cash flow statement.

Purchases of hydrocarbons from ANH – The Company purchases the physical product that the ANH receives from all producers in Colombia at prices set forth in the Law 756 of 2002 and Resolution 18 1709 of 2003, which reference international prices. For more information on this transaction please see Notes 1 and 24.

The following table presents accounts receivable and payable with related parties as of December 31, 2009 and 2008:

	2009		2008
	Assets	Liabilities	Assets	Liabilities
Ministerio de Hacienda y Crédito Público	$1,015,691	$130,668	$1,503,458	$92,465
Ministerio de Minas y Energía	37,228	-	3,777,133	-
U.A.E. Agencia Nacional de Hidrocarburos	134,108	9,093	222,199	8
E.S.P. Empresa de Energía de Bogotá S.A.	503,217	-	169,611	-
E.S.P. Generadora de Energía del Caribe S.A.	54,337	23,735	65,978	14,179
Interconexión Eléctrica S.A.	766,969	-	71,537	127
Entidades Territoriales (Departamentos, Municipios)	17,438	7,399	37,915	7,824
Empresas Públicas de Medellín	33,038	62	15,169	129
Isagen S.A.	8,306	45	5,399	616
E.S.P. Transportadora de Gas del Interior S.A.	4,666	-	2,458	2,426
Empresa Colombiana de Gas	-	-	2,193	-
E.S.P. Termoemcali S.A.	34,001	-	1,367	3,861
E.S.P. Gestión Energética S.A.	600	-	1,173	7
Central Hidroeléctrica de Caldas S.A. E.S.P	529	-	215	665
Universidad Industrial de Santander U.I.S.	18	-	3	244
Dirección de Impuestos y Aduanas Nacionales DIAN	11,961	73,328	-	791,021
Others	484	3,855	906	6,082
	$2,622,591	$248,185	$5,876,714	$919,654

Other transactions with related parties during 2009, 2008 and 2007 are:

	2009		2008		2007
	Income	Expenses	Income	Expenses	Income	Expenses
Ministerio de Minas y Energía	$-	$-	$3,870,348	$-	$1,778,050	$-
Dirección de Impuestos y Aduanas Nacionales DIAN	19	2,344,905	-	4,855,718	-	2,289,777
Entidades Territoriales (Departamentos, Municipios)	15	121,396	-	133,346	-	148,785
Contraloría General de la República	-	33,106	-	25,811	-	25,934
Ministerio de Defensa Nacional	-	12,128	-	15,774	-	10,928
Ministerio de Transporte	-	-	-	13,922	-	22,572
Inversiones de Gases de Colombia S.A. - Invercolsa	-	-	9,231	-	9,219	-
Unidad de Planeación Minero Energética	-	2,308	-	2,206	-	2,885
Others	745	19,526	1,653	7,311	218	2,815
	$779	$2,533,369	$3,881,232	$5,054,088	$1,787,487	$2,503,696

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Material Related Party Agreements

Set forth below is a description of the Company's material related party agreements:

Ecopetrol entered into a supply agreement with Ecodiesel S.A. in 2007, a Company in which it has a 50 % equity interest. This agreement is not yet operative and will begin once the Ecodiesel plant starts its activities. Pursuant to the terms of the agreement, Ecodiesel must deliver to Ecopetrol and Ecopetrol must purchase at least 80% of Ecodiesel's monthly biodiesel production. Payments vary depending on the purchased volumes of biodiesel produced. This agreement expires on December 31, 2017.

In April 2002, Ecopetrol entered into a service agreement with Sociedad Colombiana de Servicios Portuarios S.A. or Serviport, a Company in which the Company has a 49% equity interest. Pursuant to the terms of the agreement, Serviport assists the Company in its maritime operations in the Coveñas port in exchange for which the Company pays Serviport approximately US$155,000 per month. This agreement is renewable annually.

xxviii.     FAIR VALUE

Under U.S. GAAP the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a consistent framework for measuring fair value and provides guidance regarding the disclosures for each major category of assets and liabilities that are measured at fair value on a recurring or nonrecurring basis. ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2008 under U.S. GAAP:

	2009				2008
	Fair Value	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and cash equivalents	$3,861,532	$3,861,532	$-	$-	$4,812,595
Investment securities	4,369,219	4,209,008	8,280	151,931	8,201,004
Derivatives	66,283	-	66,283	-	-
Accounts Receivable	2,760,554	-	2,760,554	-	6,086,633
Liabilities
Financial Obligations	6,162,210	-	6,162,210	-	287,314
Accounts Payable	3,820,251	-	3,820,251	-	2,113,923
Capital lease	496,397	-	496,397	-	436,102

The following methods and assumptions were used to estimate the fair value of each category of assets and liabilities:

Cash and Cash Equivalents, Accounts Payable: The carrying amount approximates fair value for short maturity of these instruments.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Investment Securities: The fair value of debt securities (both available for sale and held to maturity investments) and equity securities are based on quoted market prices at the reporting date for those or similar investments.

Derivatives: The fair value is determined as the present value of expected future cash flows discounted using the rate U.S. Treasury Rate.

Accounts Receivable and Direct Finance Lease: The fair value is determined as the present value of expected future cash flows discounted using the rate provide by financial institutions for savings and checking accounts in Colombia.

Financial Obligations: The carrying amount approximates fair value under Subtopic ASC820-10-15-3-B.

Capital Lease: The fair value is determined as the present value of expected future payments discounted using an interest rate for loans which is posted in the financial institutions in Colombia.

The following table presents the reconciliation for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period:

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
Investment Securities
Beginning balance	$-
Total gains or losses (realized/unrealized)	-
Included in earnings	-
Included in other comprehensive income	-
Purchases, issuances, and settlements	-
Transfers in and/or out level 3	151,931
Ending balance	151,931
The amount of total gains or losses for the period included in earnings (or changes in net assets) attributable to the change in unrealized gains or losses relating to assets still held at the reporting date	-

In accordance with the provisions of the impairment of Long-Lived Assets Subtopic 360-10 long-lived assets held and used were written down to their fair value, resulting in an impairment charge, which was included in earnings for the period. The fair value is determined as the present value of expected future cash flows discounted using the Ecopetrol’s WACC rate:

Description	2009	Level 1	Level 2	Level 3	Total Gains (Losses)
Long-lived assets held and used	$370,269	$-	$-	$370,269	$395,044

xxix.        SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with the requirements of the United States Securities and Exchange Commission (SEC), Accounting Standards Codification 932 and the updated 2010-03 “Oil and Gas reserve Estimation and Disclosures” Rule, this section provides supplemental information on oil and gas exploration and producing activities of the Company. The information included in items (i) through (iii) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in items (iv) and (v) presents information on Ecopetrol’s estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves, and changes in estimated discounted future net cash flows.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The following information corresponds to Ecopetrol’s oil and gas producing activities at December 31 of 2009, 2008, and 2007 in direct and joint operations.

Under the new SEC final rule optional disclosure of possible and probable reserves is allowed, but the company opted not to do so.

Ecopetrol estimated its reserves without considering non-traditional resources.

Table i – Capitalized costs relating to oil and gas producing activities

	2009	2008	2007
Natural and environmental properties – proved properties (1)	$12,188,806	$8,657,429	$7,026,558
Wells, equipment and facilities – property, plant and equipment	5,359,419	4,112,318	3,899,238
Construction in progress	2,321,427	1,828,945	1,108,023
Accumulated depreciation, depletion and amortization	(9,883,704)	(7,637,750)	(6,460,233)
Net capitalized costs	$9,985,948	$6,960,942	$5,573,586
(1)
In accordance with ASC 410-20, Asset Retirement Obligations, during 2009, 2008 and 2007 an additional $6,131, $25,902 and $60,864 was added, respectively, to the cost basis of oil and gas wells for wells drilled.

The Company does not capitalize general and administrative expenses within exploration and production activities.

Table ii – Costs incurred in oil and gas exploration property acquisitions and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding period.

	2009	2008	2007
Acquisition of Proved Properties (1)	$2,879,233	$1,049,402	$-
Exploration costs	1,273,486	941,369	497,737
Development costs	4,098,822	2,808,888	2,163,444
Total costs incurred	$8,251,541	$4,799,659	$2,661,181
(1)	Includes wells, equipment and facilities associated with Hocol S.A. and OIG.

Table iii - Results of operations for oil and gas producing activities

	2009	2008	2007
Net revenues
Sales	$8,724,917	$5,152,231	$1,632,579
Transfers (1)	8,910,816	13,134,513	9,996,500
Total	17,635,733	18,286,744	11,629,079

Production cost (2)	6,493,549	4,500,054	3,761,656
Depreciation, depletion and amortization (3)	1,123,633	775,852	545,188
Exploration expenses (4)	1,321,927	852,697	394,712
Total	8,939,109	6,128,603	4,701,556

Income before income tax	8,696,624	12,158,141	6,927,523
Income Tax expense	(2,869,886)	(4,012,187)	(2,355,358)
Results of operations for producing activities	$5,826,738	$8,145,954	$4,572,165

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

(1)
The Company transferred approximately 51%, 26% and 44% of its crude oil and gas production; (percentages are based on the sales value in Colombian pesos) to inter-company business units in 2009, 2008 and 2007, respectively. Using volumes, those transfers were 35%, 40% and 44%, respectively, in 2009, 2008 and 2007. The inter-company transfers were recorded at values equal to the Company’s market prices.

(2)
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

(3)
In accordance with ASC 410-20, the combined depletion and accretion expense related to asset retirement obligations that were recognized during 2009, 2008 and 2007 in depreciation, depletion and amortization expense was approximately ($33,895),  $195,191 and $18,392 respectively.  The Company’s results of operations from oil and gas producing activities for the years ending December 31, 2009, 2008 and 2007 are shown above.

(4)
Exploration expenses include the costs of geological and geophysical activities and non-productive exploratory wells. Depreciation and amortization expenses relate to assets employed in development activities. In accordance with ASU 2010-03, income taxes are based on statutory tax rates.

Table iv – Reserve information

The reserve information presented in this section is based on the definitions and rules used for U.S. GAAP purposes. The estimates for proved oil and gas reserves used in the preparation of the consolidated financial statements were prepared by Ecopetrol’s engineers and approved by the Company’s reserves committee.  Our hydrocarbon net proved reserves have been audited in 2009 by Gaffney, Cline & Associates and Ryder Scott, Degolyer and Macnaughton.

Information concerning the technical definitions used for the estimated proved reserves is included in this annual report. The information provided in this annual report about our 2009 net proved reserves is based on the 2009 audited reserve reports for 97% of our total reserves prepared by experts under the SEC definitions and rules. The remaining 3% corresponds to calculations made by us internally using SEC definitions and rules. Our 2009 crude oil and natural gas net proved reserves include reserves from our first international production asset located in the Gulf of Mexico, Perú and Hocol’s assets in Colombia.

Such estimates are in accordance with guidelines established by the SEC and the Financial Accounting Standards Board, which require that reserve reports be prepared under economic and operating conditions existing at the registrant’s year end with no provision for price and cost escalations except by contractual arrangements.

On December 31, 2008, the SEC issued a final rule revising disclosure requirements relating to oil and gas reserves as contained in Rule 4-10(a) of Regulation S-X.  Under the new SEC rule, reserves are required to be estimated by applying (x) the unweighted arithmetic average of the first-day-of-the-month price for each month within the year to (y) year-end quantities of proved reserves (the “SEC average price methodology”).  Prior to this revision, the SEC required reserves to be estimated by applying (x) the year-end WTI price to (y) year-end quantities of proved reserves (the “SEC year-end price methodology”).  The Company’s proved reserves as of December 31, 2009 are based on the SEC average price methodology for U.S. GAAP purposes, which mirrors the average price methodology used by the Company in Colombia during this period. The Company’s proved reserves as of December 31, 2008 are based on the SEC year-end price methodology for purposes of U.S. GAAP which mirrors the year-end price methodology used by the Company in Colombia during this period.  The use of the unweighted arithmetic average price of the first day of each month within the year, had an upward effect on reserves because the price was higher than the 2009 year-end prices applied under the previous rule.  However, the Company’s proved reserves as of December 31, 2007 are estimated using average prices methodology used by the Company and under the SEC year-end price methodology for U.S. GAAP purposes.  As a result, the quantity of proved reserves for this period differs from the estimated quantities of proved reserves in accordance with the SEC year-end methodology.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

Future development, abandonment and production costs were computed by estimating the expenditures to be incurred in developing, producing, and abandoning proved oil and gas reserves at the end of the year, based on year-end costs. Future income taxes were computed by applying statutory tax rates to the estimated net pre-tax cash flows after consideration of tax basis and tax credits and carry forwards. Discounted future net cash flows are calculated using 10% mid period discount factors. This discounting requires a year-by-year estimate of when the future expenditures will be incurred and when the reserves will be produced. Most of the Company’s activities and reserves are located in Colombia.

The information provided does not represent management’s estimate of the Company’s expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities involve uncertainty and change over time as new information becomes available.

The arbitrary valuation methodology prescribed under ASU 2010-03 requires assumptions as to the timing and amount of future development and production costs. The calculations are made as of December 31 each year and should not be relied upon as an indication of the Company’s future cash flows or the value of its oil and gas reserves.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible – from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations – prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate.

The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

The area of the reservoir considered as proved includes all of the following:

a. The area identified by drilling and limited by fluid contacts, if any, and

b. Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geosciences and engineering data.

In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

Ecopetrol used deterministic methods that are commonly used internationally to estimate reserves. These methods have some uncertainty in degradation, and thus, the estimates should not be interpreted as being exact amounts.  These methods have some uncertainty in gradation, and thus, the estimates should not be interpreted as being exact amounts.

However, the technology used to estimate reserves is considered reliable.

According to ASU 2010-03, proved developed oil and gas reserves are considered to be proved when they can be expected to be recovered:

a)	Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

b)	Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Estimates of reserves were prepared by geological and engineering methods commonly used in the oil industry.  The method or combination of methods used in the analysis of each reserve was adopted from experience with similar reserves, stage of development, quality and completeness of basic data and production history.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

The majority of the producing proved reserves were estimated by applying appropriate decline curves or other performance relationships.  In analyzing decline curves, reserves were estimated by calculating economic limits that are based on current economic conditions.  In certain cases, where the methods previously employed could not be used, reserves were estimated by analogy with similar reserves where more complete data was available.

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

The table below sets forth the Company’s total proved oil and gas reserves together with their changes therein as of and for the years ended December 31, 2009, 2008 and 2007. The estimates (oil in million barrels, gas in billion cf, gas converted to million barrels at 5.615 billion cf per million barrels) using the SEC rules in effect for each respective year.  However, as stated previously, the estimate of reserves at December 31, 2007 was prepared using average prices for 2007 which, differs from the SEC year-end price methodology in effect for 2007.

In 2009, the Company acquired 100% of Hocol and 50% of Offshore International Group, which is the owner of Petro-tech Peruana (Savia).  These companies increased the Company ’s total reserves of oil and gas by 3.2% and 2.2%, respectively. The Company did not consider these additional reserves as significant to be disclosed separately.

	2009</di v>			2008			2007
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	million barrels	billion cf	million boe	million barrels	billion cf	million boe	million barrels	billion cf	million boe
Proved Reserves:
Beginning of year	798.9	1,898.9	1,137.0	857.4	1,979.6	1,209.9	921.2	1,860.4	1,252.5
Revisions (1)	319.0	548.5	416.7	44.2	54.5	53.9	25.9	74.0	39.0
Extensions and discoveries (2)	137.3	38.6	144.2	8.3	0.8	8.4	9.8	164.1	39.0
Production	(131.9)	(156.6)	(159.7)	(111.0)	(136.0)	(135.2)	(99.6)	(118.8)	(120.7)
End of year	1,123.3	2,329.4	1,538.2	798.9	1,898.9	1,137.0	857.4	1,979.6	1,209.9

Proved developed reserves:
Beginning of year	518.4	720.6	646.7	651.3	1,210.5	866.9	610.7	995.4	788.0
End of year	630.5	1,732.6	939.1	518.4	720.6	646.7	651.3	1,210.5	866.9

Proved undeveloped reserves: (3)
Beginning of year	280.5	1,178.3	490.3	206.1	769.1	343.0	310.5	865.0	464.5
End of year	492.8	596.9	599.1	280.5	1,178.3	490.3	206.1	769.1	343.0

(1)
The variation in the revisions of new projects in existing fields was 256 mboe, mainly in fields Rubiales (110mboe), Castilla (44 mboe), Chichimene (32 mboe) and Pauto (15 mboe). New projects in these fields correspond to 78% of all projects.

Additionally, Ecopetrol reclassified (unproved reserves to proved reserves) 211 mboe, mainly from Cusiana (69 mboe), Pauto (60 mboe), Chichimene (43 mboe), Castilla (30 mboe), that corresponds to 96% of total reclassifications.

In 2009, the economic limit reduced proved reserves by 62 mboe.

(2)	The increase in extension and discoveries of reserves is mainly due to the inclusion of Petro-tech (Savia), Hocol and K2. Ecopetrol introduced new reserves by 49 mboe.

(3)
During 2009, our total proved undeveloped reserves increased by 108.8 mboe to 599.2 mboe at December 31, 2009 from 490.4 mboe at December 31, 2008.  At December 31, 2009, 82% of our total proved undeveloped reserves corresponded to crude oil.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2009, 2008 and 2007

This note to the Ecopetrol’s consolidated financial statements presents the Company’s total proved oil and gas reserves together with the changes therein as of and for the year end December 31, 2009, 2008 and 2007. The estimate of reserves at December 31, 2007 was prepared under Ecopetrol’s policy, using average prices for 2007, which is acceptable in Colombia, but differs from U.S. GAAP, which requires that reserves be calculated using year-end prices. As a result, the quantity of estimated proved reserves under Ecopetrol’s 2007 policy differed from the estimated quantities of proved reserves in accordance with U.S. GAAP and SEC Rule 4-10 of Regulation S-X. The following table presents the difference in total proved reserves at December 31, 2007:

	Quantities under Ecopetrol’s Policy	Quantities under U.S. GAAP	Difference
Oil, million of barrels	833.2	857.4	(24.2)
Gas, billion cf	1,919.6	1,979.6	(60.0)
Total, million boe	1,175.1	1,209.9	(34.8)

Table v – Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows, related to the above proved crude oil and natural gas reserves, is calculated in accordance with the requirements of ASU 2010-03. Estimated future cash inflows from production under U.S. GAAP are computed by applying unweighted arithmetic average of the first-day-of-the-month for oil and gas price to year-end quantities of estimated net proved reserves.

	2009	2008	2007

Future cash inflows	$137,518,875	$91,719,056	$156,132,956
Future costs
Production	(36,994,366)	(30,923,136)	(49,909,724)
Development	(14,245,475)	(9,185,049)	(4,483,284)
Income Taxes	(27,574,537)	(18,409,888)	(30,561,458)
Abandonment costs	(1,430,847)	(645,382)	(1,350,144)
Future net cash flow	57,273,650	32,555,601	69,828,346
10% discount factor	(21,813,763)	(13,897,290)	(27,309,680)

Standardized measure of discounted net cash flows	$35,459,887	$18,658,311	$42,518,666

The following are the principal sources of change in the standardized measure of discounted net cash flows:

	2009	2008	2007

Net change in sales and transfer prices and in production (lifting) cost related to future production	$10,994,821	$(21,567,415)	$25,567,846
Changes in estimated future development costs	(5,847,900)	(3,858,978)	1,369,555
Sales and transfer of oil and gas produced during the period	(11,491,435)	(13,543,509)	(7,425,045)
Net change due to extension discoveries	1,129,590	137,845	1,168,704
Net change due to revisions in quantity estimates	16,770,839	1,759,641	2,175,445
Previously estimated development costs incurred during the period	4,098,822	2,808,888	2,163,444
Accretion of discount	1,865,831	4,251,867	2,299,461
Other – unspecified	5,802,156	(1,906,546)	(2,150,112)
Net change in income taxes	(6,521,148)	8,057,853	(5,645,244)
Aggregate change in the Standardized measure of discounted future net cash flows for the year	$16,801,576	$(23,860,354)	$19,524,054