Form 20-F/A
period 2010-12-31
ECOPETROL S.A.
filed 2011-08-08
CIK 1444406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A

AMENDMENT NO. 1 TO
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

☐Yes ☒No

i

EXPLANATORY NOTE

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2010 (which we refer to as the Form 20-F) on July 15, 2011.  This Amendment No. 1 to our Form 20-F (which we refer to as Amendment No. 1) is being filed solely for purposes of correcting certain rounding and transposition errors made in the final preparation of certain tables that are part of Note 32 in Item 18. “Financial Statements.” No other change was made to Item 18. “Financial Statements.”

We believe that these corrections are not material to our financial condition, operations or prospects.

This Amendment No. 1 consists of a cover page, this explanatory note, Item 18 (as amended), Item 19 (as amended) and the signature pages and the required certifications of our chief executive officer and chief financial officer.

Except as described above, no other change has been made to the Form 20-F.  The filing of this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item, or exhibits to, the Form 20-F.

1

ITEM 18.	Financial Statements

See our audited consolidated financial statements beginning on page F-1, incorporated herein by reference.

2

ITEM 19.	Exhibits

Exhibit No.	Description

1.1
Bylaws of Ecopetrol S.A. dated November 6, 2007 as recorded under Public Deed No. 5314 of November 14, 2007 (incorporated by reference to Exhibit 1.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on September 12, 2008 (File No. 001-34175)).

1.2
Amended and Restated Bylaws of Ecopetrol S.A., dated March 24, 2011, as recorded under Public Deed No. 560 of May 23, 2011 (incorporated by reference to Exhibit 1.2 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

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

8.1	List of subsidiaries of Ecopetrol S.A. (incorporated by reference to Exhibit 8.1 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

12.1	Section 302 Certification of the Chief Executive Officer.

12.2	Section 302 Certification of the Chief Financial Officer.

13.1	Section 906 Officer Certification.

16.1	Letter dated July 15, 2011 of PricewaterhouseCoopers Ltda. as required by Item 16F of Form 20-F (incorporated by reference to Exhibit 16.1 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

23.1	Consent of PricewaterhouseCoopers Ltda.

23.2	Consent of Ryder Scott (incorporated by reference to Exhibit 23.2 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

23.3	Consent of Gaffney, Cline & Associates (incorporated by reference to Exhibit 23.3 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

23.4	Consent of DeGolyer and MacNaughton (incorporated by reference to Exhibit 23.4 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

99.1	Third Party Reserve Report of Ryder Scott (incorporated by reference to Exhibit 99.1 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

99.2
Third Party Reserve Report of Gaffney, Cline & Associates (incorporated by reference to Exhibit 99.2 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

99.3
Third Party Reserve Report of DeGolyer and MacNaughton (incorporated by reference to Exhibit 99.3 on Form 20-F filed with the U.S. Securities Exchange Commission on July 15, 2011 (File No. 001-34175)).

3

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

•
The investment in OIG is accounted for under the equity method. However, the Company mistakenly presented goodwill and the foreign currency translation adjustment separate from the investment in equity method investee account. As such, the goodwill balance and foreign currency translation adjustment relating to OIG is now presented as part of investment in equity investee.

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

Supplemental consolidated U.S. GAAP restated balance sheet as of December 31, 2009:

	2009
	Previously reported	Adjustments	Restated
Assets
Current assets:
Cash and cash equivalents	$3,861,532	$(23,862)	$3,837,670	(1)
Investments
Available for sale	178,832	-	178,832
Held to maturity	7,876	-	7,876
Accounts and notes receivable, net	2,530,379	317,322	2,847,701	(2)
Inventories	1,929,977	15,679	1,945,656	(1)
Advances and deposits	1,200,682	(856,740)	343,942	(2)
Prepaid expenses and other assets	62,759	532,515	595,274	(2)
Deferred income taxes	1,015,488	(205,570)	809,918	(1)
Total current assets	10,787,525	(220,656)	10,566,869
Investments
Available for sale	4,118,555	(931,477)	3,187,078	(3)
Held to maturity	130,740	(312)	130,428	(1)
Equity Method	-	1,154,193	1,154,193	(4)
Accounts and notes receivable, net	226,781	379,994	606,775	(3)
Restricted assets	380,463	469	380,932	(1)
Property, plant and equipment, net	13,098,446	(499,883)	12,598,563	(5)(6)(11)
Natural and environmental resources, net	9,431,458	(11,096)	9,420,362	(1)
Goodwill	2,385,113	(953,939)	1,431,174	(4) (11)
Deferred charges and other assets	1,280,359	117,831	1,398,190	(3)
Deferred income taxes	1,475,559	254,975	1,730,534	(8)
Direct finance lease long-term	19,254	-	19,254
Total Assets	$43,334,253	$(709,902)	$42,624,352
Liabilities and shareholders’ equity
Current liabilities:
Financial obligations	$437,111	$(30)	$437,081	(1)
Accounts payable and related parties	3,571,680	(13,100)	3,558,580	(1)
Capital lease liability	82,356	-	82,356	(1)
Taxes payable	567,271	632	567,903	(1)
Labor and pension plan obligations	165,472	(9)	165,463	(1)
Estimated liabilities and provisions	1,122,409	(12,864)	1,109,545	(1)
Total current liabilities	5,946,299	(25,371)	5,920,928
Financial obligations, long-term	5,725,099	-	5,725,099
Accounts payable, long-term	248,571	-	248,571
Capital lease liability	278,594	-	278,594
Pension plan obligation and other labor obligations, long-term	4,359,751	(6,827)	4,352,924	(1)
Estimated liabilities and provisions	2,841,371	(570,558)	2,270,813	(6)
Other long-term liabilities	809,334	(341)	808,993	(1)
Total non-current liabilities	14,262,720	(577,726)	13,684,994
Total liabilities	20,209,019	(603,097)	19,605,922
Shareholders’ equity of Ecopetrol
Share par value	10,117,791	-	10,117,791
Additional paid-in-capital	4,044,669	-	4,044,669
Retained Earnings	8,107,416	1,138,788	9,246,204
Accumulated Other Comprehensive income (loss)	272,045	(1,296,998)	(1,024,953	) (4)(7)(8)(10)
Total Shareholders’ equity of Ecopetrol	22,541,921	(158,210)	22,383,711
Non-controlling interest	583,313	51,405	634,718	(9)
Total equity	23,125,234	(106,805)	23,018,429
Total liabilities and shareholders’ equity	$43,334,253	$(709,901)	$42,624,351

(1)	Represents the correction of immaterial errors identified in the preparation of U.S. GAAP reconciliation.

(2)	Primarily represents re-classification of amounts incorrectly booked to the advances and deposits line item. See above discussion on classification errors.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

(3)	Primarily represents re-classification of amounts incorrectly booked to available-for-sale investments. See above discussion on classification errors.

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

C) 3.  Supplemental consolidated statements of cash flows

The statements of cash flows of the Company for the years ended December 31, 2010, 2009 and 2008 under U.S. GAAP are presented below:

	2010	2009	2008
		Restated
Cash flows provided by operating activities:
Net income	$8,442,924	$5,874,420	$8,848,139
Adjustments to reconcile net income to cash provided by operating activities:
Equity method in non-marketable securities	25,063	40,635	(106,845)
Depreciation, depletion and amortization	3,608,292	4,106,221	3,177,935
Impairment	157,446	248,765	113,087
Provisions	(141,038)	362,424	(569,969)
Deferred income tax	1,196,757	945,144	930,853
Exchange (loss) gain	(137,054)	(544,622)	(1,390,953)
Loss (gain) on retirement of property, plant and equipment	42,340	-	-
Losses in retirement of investment in natural and environmental resources	39,668	-	-
Other asset write-offs	359,981	4,810	-
Net changes in operating assets and liabilities:
Accounts and notes receivable	7,910	3,730,221	(2,383,061)
Inventories	(90,512)	(45,289)	(255,090)
Deferred charges and other assets	(520,175)	171,413	(245,528)
Accounts payable and related parties	1,294,450	1,398,162	326,967
Taxes payable	553,613	(4,384,524)	1,374,621
Labor obligations	(369,839)	304,686	401,445
Estimated liabilities and provisions	(639,758)	121,387	668,220
Bargain purchase gain	-	(264,085)	-
Fair value of pre-existing participation of business combination	-	107,545	-
Net cash provided by operating activities	13,830,068	12,177,313	10,889,822
Cash flows from investing activities:
Payments in advance in acquisition of companies	(1,163,131)	-	-
Payment for purchase of companies, net of cash acquired	-	(4,061,289)	(1,274,751)
Purchase of investment securities	(11,808,784)	(7,921,615)	(27,814,744)
Redemption of investment securities	9,952,542	12,250,387	25,975,418
Proceeds from sales of property, plant and equipment	4,751	1,927	-
Investment in natural and environmental resources	(3,759,410)	(2,934,666)	(3,574,418)
Additions to property, plant and equipment	(5,946,298)	(6,419,793)	(3,869,577)
Net cash used in investing activities	(12,720,330)	(9,085,049)	(10,558,072)
Cash flows from financing activities:
Non-controlling interest obligations	(325,367)	(340,178)	240,918
Repayment of financial obligations	(43,677)	(310,420)	(99,888)
Proceeds from financial obligations	2,959,345	6,152,400	235,720
Proceeds from issuance of shares	525	41,044	832,919
Cash paid to acquire a non-controlling interest	-	(998,903)	-
Dividends paid	(3,782,966)	(8,902,602)	(4,652,182)
Net cash used in financing activities	(1,192,140)	(4,358,659)	(3,442,513)

Effect of exchange rate changes on cash	(155,476)	(291,470)	83,923
Net increase (decrease) in cash and cash equivalents	73,075	(974,925)	(3,194,687)
Cash and cash equivalents at beginning of year	3,837,670	4,812,595	8,007,282
Cash and cash equivalents at end of year	$3,910,745	$3,837,670	$4,812,595

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Supplemental cash flows information
Cash paid during the year
Interest	$404,708	$107,343	$9,874
Income taxes	$982,783	$3,934,441	$1,869,475

Non-cash transactions
Liabilities assumed in business combinations	$-	$891,239	$184,807
Assets acquired through leasing contracts	$-	$-	$12,659
Increase of natural and environmental resources through asset retirement obligations	$779,913	$96,766	$137,903

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

C) 4.  Supplemental consolidated statements of shareholders’ equity

The statements of shareholders’ equity of the Company for the years ended December 31, 2010, 2009 and 2008 under U.S. GAAP follows:
	Common Stock
	Millions of shares	Value	Additional paid- in-capital	Comprehensive Income	Retained earnings	Accumulated Other Comprehensive income (loss)	Ecopetrol’s Equity	Non- Controlling Interest	Total Equity
Balance at January 1, 2008	40,473	10,113,334	3,607,929	-	8,269,100	(999,332)	20,991,031	571,597	21,562,628
Business combination								8,718	8,718
Issuance of company shares	-	4,457	828,462	-	-	-	832,919	217,378	1,050,297
Distribution of dividends	-	-	-	-	(4,654,340)	-	(4,654,340)	(141,634)	(4,795,974)
Other contributions	-	-	-	-	(23,742)	-	(23,742)	139,566	115,824
Comprehensive income:	-	-	-	-	-	-	-	-	-
Net income	-	-	-	$8,848,139	8,841,883	-	8,841,883	6,256	8,848,139
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $(236,974)	-	-	-	524,729	-	-	524,729	-	524,729
Actuarial gain (loss), net of tax effect of $(302,050)	-	-	-	613,251	-	-	613,251	-	613,251
Translation adjustment	-	-	-	316,895	-	-	300,004	16,891	316,895
Total other comprehensive income	-	-	-	1,454,875	-	1,437,984	-	-	-
Comprehensive income	-	-	-	$10,303,014	-	-	-	-	-
Balance at December 31, 2008	40,473	10,117,791	4,436,391		12,432,901	438,652	27,425,735	818,772	28,244,507
Business combination	-	-	-	-	-	-	-	21,530	21,530
Acquired non-controlling interest	-	-	(432,766)	-	-	-	(432,766)	(281,692)	(714,458)
Other non-controlling interest	-	-	-	-	-	-	-	22,775	22,775
Issuance of company shares	-	-	41,044	-	-	-	41,044	-	41,044
Distribution of dividends	-	-	-	-	(8,903,953)	-	(8,903,953)	(89,736)	(8,993,689)
Comprehensive income:	-	-	-	-	-	-	-	-	-
Net income	-	-	-	$5,874,420	5,718,304	-	5,718,304	156,116	5,874,420
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $226,832	-	-	-	136,600	-	-	136,600	-	136,600
Actuarial gain (loss), net of tax effect of $482,535	-	-	-	(979,694)	-	-	(979,694)	-	(979,694)
Translation adjustment	-	-	-	(634,606)	-	-	(621,559)	(13,047)	(634,606)
Total other comprehensive income	-	-	-	(1,477,700)	-	(1,464,653)	-	-	-
Comprehensive income	-	-	-	$4,396,720	-	-	-	-	-
Balance at December 31, 2009	40,473	10,117,791	4,044,669		9,247,252	(1,026,001)	22,383,712	634,718	23,018,430
Acquired non-controlling interest	-	-	(804)	-	-	-	(804)	804	-
Other non-controlling interest	-	-	-	-	-	-	-	4,444	4,444
Issuance of company shares	-	337	188	-	-	-	525	-	525
Distribution of dividends	-	-	-	-	(3,682,998)	-	(3,682,998)	(418,558)	(4,101,556)
Return of Capital due to a Spin-Off	-	-	-	-	-	-	-	(144,251)	(144,251)
Comprehensive income:	-	-	-	-	-	-	-	-	-
Net income	-	-	-	$8,442,925	8,211,035	-	8,211,035	231,889	8,442,925
Other Comprehensive income, net of tax:
Unrealized earnings on investment securities, net of tax effect of $ 8,819	-	-	-	997,425	-	-	997,425	-	997,425
Actuarial gain (loss), net of tax effect of $ 206,699	-	-	-	(419,661)	-	-	(419,661)	-	(419,661)
Translation adjustment	-	-	-	(313,642)	-	-	(313,947)	305	(313,642)
Total other comprehensive income	-	-	-	264,122	-	263,817	-	-	-
Comprehensive income	-	-	-	$8,707,047	-	-	-	-	-
Balance at December 31, 2010	40,473	$10,118,128	$4,044,053		$13,775,291	$(762,184)	$27,175,285	$309,351	$27,484,636

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

The investments related to Santiago de las Atalayas at December 31, 2010 consist of the following:

As of December 31, 2010	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$201,172	$7,835	$(2,126)	$(10,062)	$205,525
Securities issued or secured by government USA	160,435	3,920	-	-	156,515
Total Long-term Investments Classified as Available for Sale	$361,607	$11,755	$(2,126)	$(10,062)	$362,040

As of December 31, 2009	Aggregated Fair Value	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Gross Recognized Losses	Cost Basis
Long-term Investments - Available for Sale Securities:
Securities issued or secured by Colombian government	$281,723	$18,481	$(88)	$(4,188)	$267,518
Securities issued or secured by government USA	98,740	-	(2,574)	-	101,314
Total Long-term Investments Classified as Available for Sale	$380,463	$18,481	$(2,662)	$(4,188)	$368,832

The unrealized gains and losses of the restricted assets are recognized in Other Comprehensive Income

a.	Impairment

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

	2010			2009			2008
Components of net periodic benefit costs:	Pension	Other Benefits (*)	Total	Pension	Other Benefits (*)	Total	Pension	Other Benefits (*)	Total
Service cost	$46,686	$32,840	$79,526	$21,126	$40,279	$61,405	$57,957	$20,549	$78,506
Interest cost	845,144	386,159	1,231,303	1,037,577	446,502	1,484,079	861,042	787,838	1,648,880
Expected Return on plan assets	(1,303,018)	(290,075)	(1,593,093)	(1,013,399)	(238,744)	(1,252,143)	(366,541)	(78,806)	(445,347)
Amortization of net (gain) or loss	22,977	41,293	64,270		10,009	10,009	270,231	143,337	413,568
Net periodic pension cost under U.S. GAAP - (gain) or loss	(388,211)	170,217	(217,994)	45,304	258,046	303,350	822,689	872,918	1,695,607
Net periodic pension cost under Colombian GAAP (gain) or loss	264,693	(146,411)	118,282	118,677	527,124	645,801	(608,473)	852,901	244,428
Difference to be recognized under U.S. GAAP (income) loss	$(652,904)	$316,628	$(336,276)	$(73,373)	$(269,078)	$(342,451)	$1,431,162	$20,017	$1,451,179

(*) Other benefits include education, health, pension bonds and accrued severance.

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

The changes in the benefit obligations and  in plan assets for the above mentioned benefit plans, determined using U.S. GAAP, for the years ended December 31, 2010 and 2009, are summarized below:

	Pension Plans		Other Benefits
	2010	2009	2010	2009
Reconciliation of project benefit obligation:
Project benefit obligation as of January 1	$(10,338,890)	$(8,910,139)	$(4,844,216)	$(3,838,042)
Cost of service	(46,686)	(21,126)	(32,840)	(40,279)
Cost of interest	(845,144)	(1,037,577)	(386,159)	(446,502)
Actuarial (gain) loss	(58,216)	(920,726)	120,377	(729,243)
Benefit payments	602,693	550,678	254,017	209,850
Projected benefit obligation as of December 31	(10,686,243)	(10,338,890)	(4,888,821)	(4,844,216)
Reconciliation of plan assets:
Fair value of plan assets as of January 1	8,973,955	8,501,667	1,997,767	1,671,124
Fund Contribution	-	-	-	(80,264)
Expected return on plan assets	1,303,018	1,013,399	290,075	238,744
Benefits paid	(602,693)	(550,678)	(6,776)	-
Actuarial (gain) loss on plan assets	(569,101)	9,567	(183,690)	168,163
Fair value of plan assets as of December 31	9,105,179	8,973,955	2,097,376	1,997,767

Projected benefit obligation, as of December 31	80,142	(308,069)	(1,813,618)	(1,890,642)
Amounts recognized in other comprehensive (income) loss	(1,661,206)	(1,056,866)	(977,827)	(955,807)

Net liability	(1,581,064)	(1,364,935)	(2,791,445)	(2,846,449)
Net liability under RCP	383,380	118,676	2,194,048	2,587,711
Net effect under pension plan and other benefits	$(1,197,684)	$(1,246,259)	$(597,397)	$(258,738)

Net liability of employee benefit plans is classified as follows:

	Pension Plans		Other Benefits		TOTAL
	2010	2009	2010	2009	2010	2009
Current portion	-	-	(468,350)	(246,881)	(468,350)	(246,881)
Long-term portion	(1,581,064)	(1,364,935)	(2,323,095)	(2,599,568)	(3,904,159)	(3,964,503)
Net liability	(1,581,064)	(1,364,935)	(2,791,445)	(2,846,449)	(4,372,509)	(4,211,384)

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below:

	2010	2009
Deferred income tax assets and liabilities
Deferred income tax assets:
Inventories	$69,145	$62,196
Investments	1,048,981	333,719
Accounts and notes receivable	3,039	(695)
Deferred income	140,422	148,233
Property, plant and equipment, principally due to DD&A	3,032,395	1,809,284
Deferred charges	16,583	109,330
Prepaid expenses	63,024	10,411
Financial obligation, principally due to capitalized leasing	107,517	119,114
Pension obligations	657,008	558,728
Accounts payable	141,253	134,667
Carry forward loss (1)	130,280	146,932
Excess in presumptive income tax (2)	332,320	114,743
Other	1,585	5,672
Amortization of fiscal goodwill according to ASC 830	472,536	457,183
Estimated liabilities and provisions (3)	786,153	873,576
Total gross deferred income tax assets	7,002,241	4,883,093
Less valuation allowance	(195,139)	(103,427)
Deferred income tax assets	6,807,102	4,779,666
Deferred income tax liabilities
Natural and environmental properties due to the difference between the methods of amortization	464,335	440,494
Monetary correction and other	630,480	425,488
DD&A and inflation adjustments	1,185,986	295,638
Investments	1,681,325	1,077,594
Deferred income tax liabilities	3,962,126	2,239,214
Net deferred income tax assets (4)	$2,844,976	$2,540,452

(1)	Carry forward looses are generated by subsidiaries and according to local tax laws, these losses do not expire.
(2)	The excess in presumptive income tax are generated by subsidiaries and will expire in 5 years.
(3)	Includes in 2009, $14,364 from Ecopetrol del Perú that are calculated an 29% income tax rate that is the income tax rate in this company.
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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

The following table sets the information for Ecopetrol’s non-controlling interests in 2010, 2009 and 2008, respectively.

	OCENSA	BRAZIL	PERU	ODC	ODL	BIOENERGY	OBC		TOTAL
Balance 2007	$571,074	$49	$474	$-	$-	$-		$-	$571,597
Issuance of company shares	-	-	-	-	217,378	-		-	217,378
Other Non-Controlling Interest	-	(45)	(484)	-	-	-		-	(529)
Net income (loss)	8,716	-	-	-	-	(2,460)		-	6,256
Distribution of dividends	(141,634)	-	-	-	-	-		-	(141,634)
Retained Earnings	140,095	-	-	-	-	-		-	140,095
Purchase Price Allocation	-	-	-	-	-	8,718		-	8,718
Translation Adjustments	-	(4)	10	-	16,885	-		-	16,891
Balance 2008	578,251	-	-	-	234,263	6,258		-	818,772
Acquired Non Controlling Interest	(300,377)*	-	-	21,495	-	(2,810)		-	(281,692)
Other Non Controlling Interest	-	-	-	-	(78,405)	-		-	(78,405)
Net income (loss), restated	198,968	-	-	(26,691)	(15,325)	(836)		-	156,116
Distribution of dividends	(89,736)	-	-	-	-	-		-	(89,736)
Retained Earnings	95,790	-	-	(2,142)	991	6,541		-	101,180
Purchase Price Allocation	-	-	-	21,530	-	-		-	21,530
Translation Adjustments	-		-	-	(13,047)	-		-	(13,047)
Balance 2009, restated	482,896	-	-	14,192	128,477	9,153		-	634,718
Other Non Controlling Interest	-	-	-	3,902	-	1,346		-	5,248
Net income (loss)	223,403	-	-	(7,173)	21,676	(975)		(5,042)	231,889
Distribution of dividends	(99,888)	-	-	-	-	-		-	(99,888)
Return of capital through and due to Spin-Off	(144,251)	-	-	-	-	-		-	(144,251)
Dividends for Spin-Off	(318,670)	-	-	-	-	-		-	(318,670)
Translation Adjustments	-		-	-	305	-		-	305
Balance 2010	$143,490	$-	$-	$10,921	$150,458	$9,524	$	(5,042)	$309,351

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

*Includes sales to free trade zone of $76,350

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

Sales by Geographic Zones for the year ended December 31, 2008

Zone	Products	Value	Participation
Colombia	Crude oil, Refined, Petrochemicals and natural gas	$21,597,999	63.7%
United States of America	Crude oil, Refined and Petrochemicals	7,847,375	23.2%
Asia	Crude oil, Refined and Petrochemicals	1,516,946	4.5%
South America	Crude oil, Refined, Petrochemicals and natural gas	1,024,709	3.0%
Central America and Caribbean	Crude oil, Refined and Petrochemicals	1,188,904	3.5%
Europe	Crude oil, Refined and Petrochemicals	605,655	1.8%
Other	Petrochemicals	115,081	0.3%
		$33,896,669	100.0%

Sales of products by Segment for the year ended December 31, 2010

Local Sales	Exploration & Production	Refining Activities	Transportation	Market and Supply	Eliminations	Total
Medium distillates	$5,058	$6,588,097	$-	$506,021	$-	$7,099,176
Gasolines	-	4,324,551	-	-	(22,269)	4,302,282
Crude Oil	123,797	-	-	-	(6,611)	117,186
Other products	189,833	1,214,831	-	16,124	(68)	1,420,720
Services	97,350	32,546	1,819,125	54,492	(55,684)	1,947,829
Natural Gas	854,427	-	-	378,939	(74,121)	1,159,245
L.P.G.	31,810	595,551	-	-	-	627,361
Diesel and gasoline price differentials	-	740,682	-	-	-	740,682
Plastic and rubber	-	669,944	-	-	-	669,944
Total local sales	$1,302,275	$14,166,202	$1,819,125	$955,576	$(158,753)	$18,084,425

The following tables illustrate sales of products by Segment:

Sales of products by Segment for the year ended December 31, 2010

Foreign Sales	Exploration & Production	Refining	Transportation	Market and Supply	Eliminations	Total

Crude oil	$13,515,877	$-	$-	$8,108,425	$(3,550,945)	$18,073,357
Fuel oil	-	2,377,266	-	-	-	2,377,266
Gasoline	-	687,984	-	10,084	-	698,068
Diesel	-	1,638,044	-	-	-	1,638,044
Natural Gas	101,363	-	-	44,700	-	146,063
Plastic and rubber	-	673,574	-	-	-	673,574
Other products	11,958	264,677	717	162	-	277,514
Total foreign sales	$13,629,198	$5,641,545	$717	$8,163,371	$(3,550,945)	$23,883,886

Sales of products by Segment for the year ended December 31, 2009

Local Sales	Exploration & Production	Refining	Transportation	Market and Supply	Eliminations	Total
Medium distillates	$9,808	$5,087,659	$-	$-	$-	$5,097,467
Gasolines	-	5,001,527	-	14,373	-	5,015,900
Crude Oil	1,943,410	-	-	1,692,832	(3,618,048)	18,194
Other products	128,038	446,647	-	1,605	-	576,290
Services	75,322	82,616	964,194	38,284	(47,341)	1,113,075
Natural Gas	691,930	-	-	336,366	(27,779)	1,000,517
L.P.G.	16,970	452,581	-	-	-	469,551
Diesel and gasoline price differentials	-	196,533	-	-	-	196,533
Plastic and rubber	-	571,007	-	-	-	571,007
Total local sales	$2,865,478	$11,838,570	$964,194	$2,083,460	$(3,693,168)	$14,058,534

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

Ecopetrol S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2010, 2009 and 2008

The following table presents accounts receivable and payable with related parties as of December 31, 2010 and 2009:

	2010		2009
	Assets	Liabilities	Assets	Liabilities
Ministerio de Hacienda y Crédito Público	$1,930,947	$332	$1,015,691	$130,668
Ministerio de Minas y Energía	-	-	37,228	-
U.A.E. Agencia Nacional de Hidrocarburos	66,913	-	134,108	9,093
E.S.P. Empresa de Energía de Bogotá S.A.	1,101,455	-	503,217	-
E.S.P. Generadora de Energía del Caribe S.A.	37,219	-	54,337	23,735
Interconexión Eléctrica S.A. – ESP	833,206	74	766,969	-
Entidades Territoriales (Departamentos, Municipios)	37,232	24,099	17,438	7,399
Empresas Públicas de Medellín S.A. – ESP	8,568	113	33,038	62
Isagen S.A.	199	23	8,306	45
E.S.P. Transportadora de Gas del Interior S.A.	3,982	434	4,666	-
Empresa Colombiana de Gas	-	-	-	-
E.S.P. Termoemcali S.A.	-	-	34,001	-
E.S.P. Gestión Energética S.A.	-	-	600	-
Central Hidroeléctrica de Caldas S.A. E.S.P	-	937	529	-
Universidad Industrial de Santander U.I.S.	11	-	18	-
Dirección de Impuestos y Aduanas Nacionales DIAN	1,341,223	3,288,780	11,961	2,023,516
Others	1,498	5,124	484	3,855
	$5,362,455	$3,319,915	$2,622,591	$2,198,373

Other transactions with related parties during 2010, 2009 and 2008 are:

	2010		2009		2008
	Income	Expenses	Income	Expenses	Income	Expenses
Ministerio de Minas y Energía	$-	$-	$-	$-	$3,870,348	$-
Dirección de Impuestos y Aduanas Nacionales DIAN	1	3,523,700	19	4,295,093	-	4,855,718
Entidades Territoriales (Departamentos, Municipios)	1,328	30,986	15	121,396	-	133,346
Contraloría General de la República	-	52,876	-	33,106	-	25,811
Ministerio de Defensa Nacional	124	-	-	12,128	-	15,774
Ministerio de Transporte	-	-	-	-	-	13,922
Inversiones de Gases de Colombia S.A. - Invercolsa	-	-	-	-	9,231	-
Unidad de Planeación Minero Energética	-	2,557	-	2,308	-	2,206
Others	376,712	49,347	745	19,526	1,653	7,311
	$378,165	$3,659,466	$779	$4,483,557	$3,881,232	$5,054,088

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

Table ii – Costs incurred in oil and gas exploration and development activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding period.

	Year ended December 31
	2010	2009	2008
Acquisition of Proved Properties	$-	$2,879,233	$1,049,402
Exploration costs	1,307,379	1,258,827	941,369
Development costs	5,835,141	4,717,550	3,109,011
Total costs incurred	$7,142,520	$8,855,610	$5,099,782

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

Date:  August 8, 2011

4