Form 20-F/A
period 2017-12-31
ECOPETROL S.A.
filed 2018-04-26
CIK 1444406

As filed with the Securities and Exchange Commission on April 25, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

Date of event requiring this shell company report

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

☒ Yes ☐ No

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

☐ Yes ☒ No

EXPLANATORY NOTE

This Amendment No. 1 to Ecopetrol S.A.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, originally filed with the Securities and Exchange Commission on April 19, 2018 (the “2017 Form 20-F”), is being filed solely for the purposes of adding Exhibit 101 to Item 19 “Exhibits” and furnishing the Interactive Data File disclosure as Exhibit 101 in accordance with Rule 405 of Regulation S-T. This Exhibit was not previously filed.

Other than as expressly set forth above, this Amendment No. 1 to the 2017 Form 20-F does not, and does not purport to, amend, update or restate the information in any other item of the 2017 Form 20-F, or reflect any events that have occurred after the 2017 Form 20-F was originally filed.

PART III.

Item 19. Exhibits.

Exhibit Number	Description of Document
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its 2017 Form 20-F on its behalf.

Ecopetrol S.A.

By:	/s/ María Fernanda Suárez
	Name:	María Fernanda Suárez
	Title:	Chief Financial Officer

By:	/s/ Felipe Bayón Pardo
	Name:	Felipe Bayón Pardo
	Title:	Chief Executive Officer

Dated: April 25, 2018