Form 20-F
period 2018-12-31
ECOPETROL S.A.
filed 2019-04-05
CIK 1444406

As filed with the Securities and Exchange Commission on April 5, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

Commission file number: 001-34175

ECOPETROL S.A.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

REPUBLIC OF COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24
BOGOTA – COLOMBIA
(Address of principal executive offices)
Tel. (571) 234 4000

Andrés Felipe Sánchez

Investor Relations Officer
investors@ecopetrol.com.co
Tel. (571) 234 5190
Carrera 13 N.36-24 Piso 7
Bogota, Colombia
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered:
American Depository Shares (as evidenced by American Depository Receipts), each representing 20 common shares par value COP$609 per share	New York Stock Exchange
Ecopetrol common shares par value COP$609 per share	New York Stock Exchange (for listing purposes only)

Title of each class	Name of each exchange on which registered
5.875% Notes due 2023	New York Stock Exchange
4.125% Notes due 2025	New York Stock Exchange
5.375% Notes due 2026	New York Stock Exchange
7.375% Notes due 2043	New York Stock Exchange
5.875% Notes due 2045	New York Stock Exchange

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Annual Report on Form 20-F 2018

i

v

1.	Introduction

1.1       About This Report

We file our Annual Report on Form 20-F and other information with the U.S. Securities and Exchange Commission.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The materials included in this annual report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at www.ecopetrol.com.co. (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

Unless the context otherwise requires, the terms “Ecopetrol,” “we,” “us,” “our,” or the “Company” are used in this annual report to refer to Ecopetrol S.A. and its subsidiaries on a consolidated basis.

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

Our forward-looking statements and sensitivity analysis are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

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

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on the forward-looking statements.

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

Table 1 – Selected Operating Data

Operating Information	2018	2017	2016	2015	2014
Oil and gas production (mboed)	720.4	715.1	717.9	760.7	755.4
Proved oil and gas reserves (Mmboe)(1)	1,727	1,659	1,598	1,849	2,084
Exploratory Wells(2)	17	20	6	5	28
Refinery Through-put (bpd)(3)	375,666	347,483	332,751	234,861	240,484
1P Reserves replacement ratio	129%	126%	(7)%	6%	146%

(1)	Proved oil and gas reserves include natural gas royalties and exclude crude oil royalties.
(2)	Gross exploratory wells.
(3)	Refinery throughput includes the Barrancabermeja, Reficar, Apiay and Orito refineries. Reficar operations were shut down in March 2014 for the expansion and modernization plan. The new crude unit began start-up process in October 2015. During 2016, Reficar was undergoing the unit startup phase and commenced full operation in July 2016. The refinery’s global performance testing was successfully completed in the fourth quarter of 2017, resulting in the start of the refinery’s optimization and continuous operation stage. During 2018, Reficar continued its optimization phase.

Financial Information

International Financial Reporting Standards (“IFRS”)

(Expressed in millions of Colombian Pesos, except for the net income per share and net operating income per share, which are expressed in Colombian Pesos)

Table 2 – Selected Financial Data

Financial Information	2018	2017	2016	2015	2014
Revenue	68,603,872	55,954,228	48,485,561	52,347,271	65,971,888
Operating income	22,458,414	16,171,855	8,904,548	2,131,165	14,449,027
Net income (loss) attributable to Ecopetrol’s shareholders	11,381,386	7,178,539	2,447,881	(7,193,859)	5,046,517

Financial Information	2018	2017	2016	2015	2014
Net operating income per share	546	393	217	51.8	351.4
Weighted average number of shares outstanding	41,116,694,690	41,116,694,690	41,116,694,690	41,116,694,690	41,116,698,456
Earnings (loss) per share (basic and diluted)	277	175	59.5	(175.0)	122.7
Total assets	124,643,498	117,847,412	118,958,977	123,588,190	110,923,851
Total equity	57,107,780	48,215,699	43,560,501	43,100,963	48,534,228
Subscribed and paid-in capital	25,040,067	25,040,067	25,040,067	25,040,068	10,279,175
Number of common shares	41,116,694,690	41,116,694,690	41,116,694,690	41,116,694,690	41,116,698,456
Dividends declared per share	225	89	23	-	133
Total liabilities	67,535,718	69,631,713	75,398,476	80,487,227	62,389,623

Our consolidated financial statements for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 were prepared in accordance with IFRS as issued by IASB. References in this annual report to IFRS mean IFRS as issued by the IASB. Our date of transition to IFRS was January 1, 2014. Our consolidated financial statements for the year ended December 31, 2015 were our first set of consolidated financial statements prepared in accordance with IFRS.

IFRS differs in certain significant aspects from the current reporting standards as in effect in Colombia (“Colombian IFRS”), which is the accounting standard we use for local reporting purposes. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Colombian IFRS. For a description of the differences between Colombian IFRS and IFRS, see section Financial Review—Summary of Differences between Internal Reporting Policies and IFRS.

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

As indicated IFRS 10 “Consolidated Financial Statements” we must present our financial information on a consolidated basis as if we were a single entity, combining the financial statements of Ecopetrol S.A. and its subsidiaries line by line, adding assets, liabilities, shareholder’s equity, revenues and expenses of similar nature, removing the reciprocal items among members of the Ecopetrol Group (“Ecopetrol Group” or “EG”) and recognizing non-controlling interest. We present our operating information on a consolidated basis in accordance with IFRS.

The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS to reconcile such financial statements to U.S. GAAP. Accordingly, while we have in the past reconciled our consolidated financial statements prepared in accordance with Colombian Government Entity GAAP to U.S. GAAP, these reconciliations have not been presented in our filings to the SEC since 2015. We do continue to provide the disclosure required under the U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 932 “Extractive Activities—Oil and Gas” (which we refer to as ASC Topic 932), as this is required, regardless of the basis of accounting on which we prepare our financial statements.

In this annual report, references to “US$” or “U.S. dollars” are to United States dollars and references to “COP$” “Colombian Peso” or “Colombian Pesos” are to Colombian Pesos, the Ecopetrol Group’s functional and presentation currency under which we prepare our consolidated financial statements. This annual report translates certain Colombian Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such Colombian Peso amounts have been translated at the rate of COP$2,956.55 per US$1.00, which corresponds to the Tasa Representativa Promedio del Mercado (TRM), or Average Representative Market Exchange Rate, for 2018. Such conversion should not be construed as a representation that the Colombian Peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 1, 2019, the Representative Market Exchange Rate was COP$3,174.79 per US$1.00.

Certain figures shown in this annual report have been subject to rounding adjustments, and, accordingly, certain totals may therefore not precisely equal the sum of the numbers presented. In this annual report a billion is equal to one with nine zeros.

2.	Strategy and Market Overview

After experiencing a gradual recovery during the first half of 2018 and reaching a peak in October, the ICE Brent price suffered a downward trend in the latter part of 2018. The expectation of weaker economic growth for 2019 and a mismatch of supply and demand of crude played a fundamental role in this trend. The US government imposed sanctions on Iran in August of 2018, announcing the goal of reducing Iranian crude and condensate exports to almost zero. This created an expectation of a tight oil market during the latter part of 2018. However, several factors did not support a strong market outlook: refining margins weakened, inventories began to pile up and production from the US, Saudi Arabia and Russia ramped up, all at the same time. Additionally, the US government provided waivers to Iranian crude importers. As a reaction to low crude prices, the OPEC+ countries agreed to cut production in order to rebalance the crude market. On the demand side, weaker economic growth in China and Europe did not favor crude oil consumption.

According to estimates of the Energy Information Administration (“EIA”), in 2018 global consumption of petroleum and other liquids fuels grew by 1.4 mmboepd while Non-OPEC petroleum and other liquid fuels supply grew by 2.5 mmboepd. On the other hand, OPEC reduced its production by 0.09 mmboepd, mainly due to unplanned crude oil disruptions which in December amounted to 2.2 mmboepd in Libya and Nigeria, Iranian sanctions and decreasing production in Venezuela.

Graph 1 – Supply/Demand Balance vs ICE Brent Price Evolution

Source: EIA: Short term Energy Outlook (January 15, 2019)

Although international oil prices and global demand and supply dynamics are significant factors affecting our business and financial condition, Colombia’s local economic factors have also influenced, and could continue to influence, our performance given that we conduct most of our business in Colombia.

The performance of Colombia’s gross domestic product (GDP) is one of the main drivers of fuel consumption in Colombia. According to the National Administrative Department of Statistics (DANE for its acronym in Spanish), during 2018 Colombia’s GDP grew 2.7% in real terms, as compared to 2017. The sectors with the greatest growth rates were retail, manufacturing and state defense spending which had the largest contribution to national GDP. On the other hand, agricultural and cattle activities had the worst performance. Local sales of liquid fuels increased by 1.3%, boosted by increased demand for diesel and jet fuel.

Natural gas demand in Colombia grew by 5.1% in 2018 due to higher demand from natural gas fired power plants and from non-thermal demand, mainly for household consumption.

2.1         Our Corporate Strategy

2.1.1       Business Plan

Ecopetrol’s 2019 – 2021 (the “Business Plan”) maintains the strategic priorities set forth in the previous 2020 plan: we continue to prioritize profitable reserves and production growth, underpinned by strict capital discipline and continued focus on cost efficiency and cash flow generation. The plan seeks to maximize value generation for our shareholders with continued focus on our incumbent position in Colombia, ensuring sustainability, competitiveness and profitability.

Among other matters, the Business Plan calls for achieving the following targets by the end of 2021: (i) organic production levels between 750-770 mboed, (ii) optimum throughput of the integrated refining system at a level between 370-400 mbpd, (iii) increasing transported volumes in line with the country’s production, (iv) investing approximately US$12-15 billion during the period and (v) maintaining a robust cash position and optimal leverage levels. The Business Plan is based on a reference price of US$65/bl.

Growth in reserves and production will be supported by four levers: (i) continuing the growth of our recovery factors and underlying hydrocarbons in place in existing fields, (ii) the diversification of our exploration portfolio in Colombia, (iii) the internationalization of our operations through both organic and inorganic means, and (iv) the appraisal and development of identified unconventional hydrocarbon potential in Colombia.

We estimate that by 2021 hydrocarbons originally in place (HCIIP) associated to our assets in Colombia will be approximately 60 billion barrels compared to 55 billion barrels as of the end of 2018. This increase is expected to be supported by seismic reprocessing, reassessments of reservoirs and drilling of advanced wells, among others. Additionally, the enhanced program is expected to continue to leverage our reserve and production growth.

Growth in the exploratory portfolio in Colombia will prioritize the incorporation of short cycle resources through the strengthening of the near field exploration activity in Colombia, mainly in the Llanos and Middle Magdalena basins. Furthermore, we seek to expand our presence in high potential under-explored basins, such as Putumayo and Piedemonte, and developing the potential of our operations in the offshore Caribbean.

The internationalization lever seeks to develop and maximize the potential of the position we have built in Brazil, the U.S. Gulf Mexico and Mexico. In addition, we expect to continue assessing business opportunities associated with unconventional hydrocarbon basins in the United States and other mergers and acquisition opportunities in those geographies.

We have identified unconventional hydrocarbons potential in two basins in Colombia of approximately 10 tera cubic feet of gas and between 4 and 7 billion barrels of crude. In our investment plan described below, we are allocating US$500 million for the development of pilot programs between 2019 and 2021, subject to government approval. If successful, we would then move to the commercial development of these pilots after 2021.

Our sustainability and growth are also leveraged in the concept of integration of our different segments.

We expect our midstream segment (or “transportation and logistics segment”) to continue being an important cash generator. In order to do so, the Business Plan calls for, among others, the segment to focus on improving efficiencies and synergies in our transportation system and pursuing investment opportunities in product pipelines given the increase in demand for fuels in Colombia. The Business Plan is currently projecting that our transport systems will move between 1.10-1.25 million barrels of oil and products per day during the period.

In our downstream segment (or “refining, petrochemicals, and biofuels segment”), the Business Plan focuses on the use and optimization of current infrastructure in order to achieve an expected refining throughput between 370-400 mbpd and an expected refining margin between US$12-15/bl, subject to market conditions. We expect to achieve this (i) through the incorporation of synergies between the Barrancabermeja and Cartagena refineries and (ii) by capturing market opportunities associated with the implementation of the International Convention for the Prevention of Pollution from Ships (Marpol), which favors the use of fuels with lower sulfur content in maritime transport. Additionally, as we did in 2018, we expect to continue delivering low sulfur diesel of 20 parts per million (ppm) and gasoline of 100 ppm versus the Colombian regulation of 50 ppm and 300 ppm, respectively.

Following the implementation of our transformation program in 2015, we have accumulated approximately US$3.3 billion in efficiencies to date. Our Business Plan is focused on continuing this trend. We expect to capture savings of approximately US$1.45-2.0 billion between 2019 and 2021, particularly: (i) capital expenditure efficiencies, (ii) revenue and margin optimization and (iii) operating expenditure efficiencies.

In terms of sustainability, the Business Plan calls for integral water management, the protection of biodiversity and a continued focus on climate change, among others, all within the framework of the United Nations Sustainable Development Goals 2030. We expect to invest approximately COP$2 trillion in socio-environmental projects between 2019 and 2021. We are also seeking to reduce our energy costs by US $100 million by 2021 and increase our investments in renewable energy sources through the incorporation of 60 MW of renewable photovoltaic energy to our energy matrix, which already has 43 MW of biomass generation.

We currently expect the Business Plan to require investments of between US$12-15 billion during the 2019-2021 period, of which approximately 82% would be allocated to the upstream segment, 8% to the midstream segment, 7% to the downstream segment and 3% to other. These investments exclude inorganic growth opportunities, which if materialized, could be financed through cash from operations.

The Business Plan seeks to maintain leverage metrics to help us preserve our investment grade rating while allowing flexibility for specific optimizations of our capital structure during the period.

2.1.2       2019 Investment Plan

In November 2018, the Board of Directors approved between US$3.5 and US$4.0 billion for the 2019 investment plan. The Ecopetrol Group plans to produce between 720 and 730 thousand barrels of oil equivalent per day during 2019. The table below sets forth the details of the investment plan per business segment.

Table 3 – 2019 Investment Plan

Business Segment	Millions of US$(1)	% Percentage(2)
Exploration	430-490	12%
Production	2,385-2,725	68%
Midstream	240-275	7%
Downstream	365-420	11%
Others	80-90	2%
TOTAL	3,500-4,000	100%

(1)	Rounded figures.
(2)	Percentage over the upper range

Exploration

In the exploration segment, US$430-US$490 million has been allocated mainly to the evaluation and appraisal of discoveries and ongoing exploration activity of Ecopetrol S.A. (approximately 44%), Hocol S.A. (“Hocol”) (approximately 12%), Ecopetrol America Inc. (approximately 1%), ECP Hidrocarburos Mexico (approximately 7%), Ecopetrol Costa Afuera (approximately 3%) and Ecopetrol Brazil (approximately 33%).

Production

In the production segment, US$2,385-US$2,725 million has been allocated mainly to the execution of development and incremental production projects of Ecopetrol S.A. (approximately 91%) primarily at Castilla, Rubiales, Chichimene, Apiay-Suria, Yariguí-Cantagallo, La Cira-Infantas, Casabe, Piedemonte and Quifa. We have also allocated funds for our affiliates and subsidiaries as follows: approximately 3% for the development, operation and maintenance of fields of Ecopetrol America Inc. in the U.S. Gulf of Mexico, approximately 5% to Hocol, approximately 1% to Equion and Savia.

Midstream

In the midstream segment, US$240-US$275 million has been allocated to investments focused on system and operational integrity. The segment is seeking a higher efficiency in operations and maintenance practices.

Downstream

In the downstream segment, US$365-US$420 million has been principally allocated to Barrancabermeja refinery and Reficar through initiatives aimed at increasing revenues, enhancing integrity management, improving efficiency and reducing operational costs. The segment is seeking a higher efficiency in operations and maintenance practices in order to maximize the value of the existing assets.

3.	Business Overview

3.1         Our History

We were formed in 1951 by the Colombian government as Empresa Colombiana de Petróleos and began operating the crude oil fields at La Cira-Infantas, the oldest Colombian oil field, where production started in 1918, and the pipeline that connected that field with the Barrancabermeja refinery and the port of Cartagena. In 1961, we assumed the direct operation of the Barrancabermeja refinery and continued its transformation into an industrial complex. In 1974, we acquired the Cartagena Refinery (as defined below), which had been in operation since 1957. Pursuant to Decree 0062 of 1970, we were transformed into a governmental, industrial and commercial company.

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

We carried out our initial public offering in November 2007, when our common shares were listed on the Colombian Stock Exchange. Our American Depository Shares (“ADSs”) were listed on the New York Stock Exchange in 2008. Starting in August 2010, our ADSs began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ECP.” On February 17, 2016, we announced our application for voluntary delisting from the TSX. On March 25, 2016, our ADR’s were officially delisted from the TSX. On December 7, 2017, we applied to the Alberta Securities Commission and the Ontario Securities Commission to cease our reporting requirements, due to our delisting process. On September 4, 2018, we announced that effective August 29, 2018, we had ceased to be a reporting issuer in each of the provinces of Alberta and Ontario and hence were no longer a reporting issuer in any jurisdiction in Canada. Accordingly, Ecopetrol no longer has any continuous disclosure obligations in Canada.

3.2         Our Corporate Structure

We operate in the following business segments: i) Exploration and Production; ii) Transportation and Logistics; and iii) Refining, Petrochemicals, and Biofuels.

Our subsidiaries, Refinería de Cartagena S.A. (“Reficar” or “Cartagena Refinery”), Cenit Transporte y Logistica de Hidrocarburos S.A.S. (Cenit) and Oleoducto Central S.A. (Ocensa) are significant subsidiaries, as such term is defined under SEC Regulation S-X.

We have a number of directly and indirectly held subsidiaries both in Colombia and abroad. Our subsidiaries are either directly owned by us or indirectly owned by us through one or more of our other subsidiaries. As of December 31, 2018, we have seven directly owned and 29 indirectly owned subsidiaries.

During 2018, the following changes were made to the Ecopetrol Group’s structure:

i.	In March 2018, Ecopetrol S.A. incorporated a new subsidiary, Ecopetrol Energía SAS E.S.P., domiciled in Colombia, which will be responsible for commercialization of electricity for the Business Group. It began operations in December 2018.

ii.	On April 4, 2018, Ecopetrol Global Capital S.L.U. was liquidated.

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

In 2017, Ecopetrol completed the divestment of its stake in Empresa de Energía de Bogotá S.A. E.S.P. EEB for a total of COP$1,124 billion. The operation was carried out in accordance with the procedures defined by the Law 226 of 1995, the Decree 2305 of November 13, 2014, and the Decree 2110 of December 22, 2016.

We currently own 100% of the total outstanding shares of Esenttia. In connection with the review of its long-term strategy, the Board of Directors decided to suspend the 2016 plan to sell Ecopetrol’s shares in Esenttia.

Exhibit 8.1 to this annual report identifies our principal operating subsidiaries, their respective countries of incorporation, and our percentage ownership in each (both directly and indirectly through other subsidiaries).

3.3         Our Business

We are a vertically integrated oil company with a presence primarily in Colombia and with activities in Peru, Brazil, Mexico and the U.S. Gulf Coast. The Nation currently controls 88.49% of our voting capital stock. We are among the world’s biggest state-owned companies, ranking 300 based on Forbes Global 2000 Ranking - 2018. We play a key role in the local Colombian hydrocarbon market.

3.4         Exploration and Production

Our exploration and production business segment includes exploration, development and production activities in Colombia and abroad. We began local exploration in 1955 and international exploration in 2006. Exploration and production activities are conducted directly by Ecopetrol S.A., and through some of our subsidiaries, as well as through joint ventures with third parties. As of December 31, 2018, we were the largest operator and the largest producer of crude oil and natural gas in Colombia, maintaining the largest acreage exploration position in Colombia.

For purposes of this exploration section, “we” refers to Ecopetrol S.A., its subsidiaries and partnerships in which Ecopetrol has an interest. Unless otherwise stated, all figures are given before deducting royalties.

3.4.1       Exploration Activities

Under the framework of the Business Plan, Ecopetrol is aiming to incorporate contingent resources in high reward projects concentrated in: (i) near field exploratory activity, (ii) underexplored basins, such as Putumayo and Piedemonte, (iii) offshore Colombia, and (iv) international areas such as Brazil, the U.S. Gulf of Mexico and Mexico.

Graph 3- Sedimentary Basins where Ecopetrol executes exploration activities

During 2018, the exploration strategy was directed at leveraging our goal on three working fronts: onshore Colombia, offshore Caribbean, and strengthening and diversifying our exploration overseas.

3.4.1.1       Exploration Activities in Colombia

During 2018, Ecopetrol and its subsidiaries conducted drilling operations in twelve exploration wells (A3/A2) and in five appraisal wells (A1) in Colombia. Of these seventeen wells, six were successful, seven were plugged and abandoned, and four were under evaluation as of December 31, 2018. This activity was concentrated mainly in the following basins: Eastern Plains (Llanos Orientales), Lower Magdalena Valley, Middle Magdalena Valley and foothills.

In terms of onshore Colombia, our exploration efforts were focused on searching for hydrocarbons in mature basins, near-field exploration and areas close to existing production infrastructure.

In offshore activities, we increased our participation from 50% to 100% in the Fuerte Sur and Purple Angel blocks (Sinu offshore basin), which were relinquished by Anadarko Petroleum Corporation. In the case of the block Col-5 (Sinu offshore basin), the ANH approved the conversion of a Technical Evaluation Agreement (as defined below) to an Exploration and Production Contract (as defined below), where we have a 100% participation.

The following table sets forth, for the periods indicated, the number of gross and net productive and dry exploratory wells drilled by us and our joint venture partners, and the exploratory wells drilled by third parties pursuant to sole risk contracts with us.

Table 4 – Exploratory Drilling in Colombia

	For the year ended December 31,
	2018	2017	2016
	(number of wells)
COLOMBIA
Ecopetrol S.A.
Gross Exploratory Wells
Owned and operated by Ecopetrol
Productive	–	–	–
Dry(1)	–	1.0	1.0
Total	–	1.0	1.0
Operated by Partner in Joint Venture
Productive	5.0	3.0	–
Dry	1.0	2.0	–
Total	6.0	5.0	–
Operated by Ecopetrol in Joint Venture
Productive	–	–	–
Dry	–	1.0	–
Total	–	1.0	–
Net Exploratory Wells(2)
Productive	1.9	1.5	–
Dry	0.3	2.3	1.0
Total	2.2	3.8	1.0
Sole Risk
Productive	–	–	–
Dry	2.0	–	–
Total	2.0	–	–
ECAS
Gross Exploratory Wells

	For the year ended December 31,
	2018	2017	2016
	(number of wells)
Productive	–	–	–
Dry	–	1.0	–
Total	–	1.0	–
Net Exploratory Wells(2)
Productive	–	–	–
Dry	–	0.5	–
Total	–	0.5	–
Equion
Gross Exploratory Wells
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Hocol
Gross Exploratory Wells
Productive	1.0	–	1.0
Dry	4.0	1.0	–
Total	5.0	1.0	1.0
Net Exploratory Wells(2)
Productive	1.0	–	0.5
Dry	3.2	1.0	–
Total	4.2	1.0	0.5

(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)	Net exploratory wells were calculated according to our percentage of ownership in these wells.

Ecopetrol drilled six successful wells in Colombia in 2018: (i) Jaspe 6D, where Ecopetrol holds a 30% working interest, and Frontera as the operator holds the remaining 70% at the Quifa block, (ii) Andina-1, where Ecopetrol holds a 50% working interest, and Parex Resources as the operator holds the remaining 50% at the Capachos block, (iii) Rex NE-02 ST-1, where Ecopetrol holds a 30% working interest, and Occidental Petroleum Corporation as the operator holds the remaining 70% at the Cosecha block, (iv) Andina-2, where Ecopetrol holds a 50% working interest, and Parex Resources as the operator holds the remaining 50% at the Capachos block, (v) Cosecha C-01, where Ecopetrol holds a 30% working interest, and Occidental Petroleum Corporation as the operator holds the remaining 70% at the Cosecha block and (vi) Arrecife-1, where our subsidiary Hocol owns a 100% working interest in the VIM-8 block.

Seven wells located in the Eastern plains (Llanos Orientales) and foothills were plugged and abandoned as follows: (i) Payero E-1 ST-1, where Ecopetrol holds a 20% working interest through our subsidiary Hocol, Repsol a 30% working interest and Total a 50% working interest, with Equion as operator in the Niscota block, (ii) Ocelote 500, operated by our subsidiary Hocol who holds a 100% working interest in the Guarrojo block, (iii) Ocelote 510, operated by our subsidiary Hocol who holds a 100% working interest in the Guarrojo block, (iv) Ocelote 520, operated by our subsidiary Hocol who holds a 100% working interest in the Guarrojo block, (v) Jaspe-7D, where Ecopetrol holds a 30% working interest and Frontera Energy Group as the operator holds a 70% working interest in the Quifa block, (vi) the Chipiron Far North-01 sole risk contract from Occidental Petroleum Corporation in the Chipiron block, (vii) the Pulpo-1 sole risk contract from Occidental Petroleum Corporation in the Rondon block.

In addition, four appraisal wells were drilled as of December 31, 2018, and are currently under evaluation: (i) Cira-7000 located at La Cira Infantas block, operated by Occidental Petroleum Corporation, which holds a 52% working interest in partnership with Ecopetrol, holding the remaining 48% working interest, (ii) Capachos Sur-2 located at the Capachos Block, operated by Parex Resources, which holds a 50% working interest in partnership with Ecopetrol, holding the remaining 50%, (iii) Coyote-2 located at the Mares Block, operated by Parex Resources, which holds a 50% working interest in partnership with Ecopetrol, holding the remaining 50% and (iv) Bufalo-1 located at VMM-32 block, operated by us, where we hold a 51% working interest in partnership with CPVEN, which holds the remaining 49%.

Seismic

In Colombia our subsidiary Hocol S.A. acquired a total of 337 km of 2D in the SN 15 block and through our joint venture partner, Ismocol-Joshi-Parko, 60 km2 of 3D were acquired over the Palagua-Caipal field.

Furthermore, Ecopetrol purchased three additional 3D seismic surveys for a total of 292.5 km2 in the Putumayo basin to improve the subsurface coverage and imaging of the basin.

3.4.1.2       Exploration Activities Outside Colombia

Our international exploration strategy aims to expand and renew our exploration portfolio in basins with remaining long term potential, diversify our risks and improve the possibilities of increasing our crude oil and natural gas reserves. Key aspects of this strategy might include participating in bidding rounds to secure blocks available for exploration and entering into joint ventures with international and regional oil companies that bring operational experience and technology into the consortium.

In partnership with BP and CNOOC, Ecopetrol was awarded the block Pau-Brazil in the Santos Basin in Brazil during the Pre-Salt 5th bidding round, organized by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).  Moreover, Ecopetrol is awaiting approval from the ANP to access a 10% working interest in offshore block Saturno, also located in the Santos basin, which is operated by Shell (who holds a 45% working interest) in partnership with Chevron (who holds the remaining 45% working interest). With the participation in these two deep water blocks, Ecopetrol has managed to obtain a position in the pre-salt play in Brazil. In order to advance our previous commitments in Brazil, we will continue with regional studies in the Ceará, Potiguar and Sergipe Blocks.

As part of the committed exploration plan in our current assets of the Equatorial Margin (CE-M-715 in the Ceará Basin, POT-M-567 in Potiguar and FZA-M-320 in Foz do Amazonas), both geology and geophysics work and technical maturation activities were carried out to help obtain a deeper understanding of the prospective potential in these provinces.

Additionally our subsidiary, Ecopetrol America Inc., was awarded the Green Canyon 404, 405, 448 and 492 blocks in the Gulf of Mexico during Lease Sale 251.

We secured the approval of the National Hydrocarbons Commission (CNH) for the exploration plan through our partnership with PEMEX in respect of block 8 (October) and Petronas-block 6 (November). The exploration plan for block 6 considers purchasing seismic, geological and geophysical analysis, seismic interpretation and drilling of the first exploration well in Mexico in 2020 and the exploration plan for block 8 considers seismic licensing, processing and the interpretation required to identify the potential prospects in the block.

During the course of 2018, Ecopetrol and its partners did not carry out any exploratory drilling outside Colombia.

The following table sets forth information on our exploratory drilling for the periods indicated.

Table 5 – Exploratory Drilling Outside Colombia

For the year ended December 31,
	2018	2017	2016
(number of wells)
INTERNATIONAL
Ecopetrol America Inc.
Gross Exploratory Wells
Productive	–	–	1.0
Dry(1)	–	2.0	–
Total	–	2.0	1.0
Net Exploratory Wells(2)(3)
Productive	–	–	0.2
Dry	–	0.6	–
Total	–	0.6	0.2
Ecopetrol Óleo e Gás do Brasil Ltda.
Gross Exploratory Wells	–	–	–
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Net Exploratory Wells
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Ecopetrol Germany
Gross Exploratory Wells	–	–	–
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Net Exploratory Wells
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Savia Perú
Gross Exploratory Wells	–	–	–
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Net Exploratory Wells
Productive	–	–	–
Dry	–	–	–
Total	–	–	–

(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)	Net exploratory wells are calculated according to our percentage of ownership in these wells.
(3)	None of our international wells were drilled pursuant to a sole risk contract.

Seismic

Our subsidiary, Ecopetrol Brazil, purchased 874 km of 2D (spectrum survey) and 5,441 km2 3D (CGG and PGS) to evaluate the structures of Saturno, Titan and Ferradura (Round 15), as well as the blocks Uirapuru (Round 4) and Pau Brazil (Round 5), all of them located in the pre-salt play over the Santos and Campos basins.

Ecopetrol Hidrocarburos Mexico Inc. procured a large 60,076 km 2D seismic survey and 11,009 km2 of 3D seismic data (surveys: Campeche Sur, Campeche Somero and Tabasco), to evaluate the Salina basin in the Gulf of Mexico.

3.4.2      Production Activities

Our consolidated average production was 720.4 thousand boepd in 2018, an increase of approximately 5 thousand boepd as compared to 2017. This increase is mainly the result of an increase in upstream investments during 2018.

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 6 – Ecopetrol Group’s Oil and Gas Production

	For the year ended December 31,
	2018			2017			2016
	Oil	Gas(1)	Total	Oil	Gas(1)	Total	Oil	Gas(1)	Total
	(thousand boepd)
Total production in Colombia(2)	578.4	125	703.4	577.3	121.6	698.9	582.5	123.3	705.8
Total International production(3)	14.1	2.9	17.0	13.6	2.6	16.2	9.6	2.5	12.1
Total production of Ecopetrol Group	592.5	127.9	720.4	590.9	124.2	715.1	592.1	125.8	717.9

(1)	Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.
(2)	Total production in Colombia corresponds to Ecopetrol S.A., Hocol and Equion.
(3)	Total International production corresponds to Savia Perú and Ecopetrol America Inc.

3.4.2.1          Production Activities in Colombia

3.4.2.1.1            Ecopetrol S.A.’s Production Activities in Colombia

For the year ended December 31, 2018, Ecopetrol S.A. was the largest participant in the Colombian hydrocarbons industry, accounting for approximately 63% of crude oil production (according to calculations made by Ecopetrol based on information from the Ministry of Mines and Energy) and approximately 66% of natural gas production (according to calculations made by Ecopetrol based on information from the Ministry of Mines and Energy). Also during 2018, Ecopetrol S.A. carried out development drilling mainly in the Eastern and Orinoquia regions, drilling 528 development wells (226 of those through direct operations and 302 through joint ventures).

In terms of operational structure, Ecopetrol S.A. manages its production operations through a regional organization. Our operating assets are distributed in the following regions:

•	Central Region: comprising 23 fields with active production in 2018.

•	Orinoquía Region: comprising 22 fields with active production in 2018.

•	Southern Region: comprising 33 fields with active production in 2018.

•	Eastern Region: comprising 2 fields with active production in 2018.

A fifth Vice-Presidency, the Vice-Presidency of Associated Operations, is responsible for all of the production activities in which a partner is involved, regardless of the location of such activities in Colombia. This Vice- Presidency is comprised of 126 fields with active production in 2018.

The map below shows the locations of Ecopetrol S.A.’s operations with production information for each of our administrative regions described in the following paragraphs.

Graph 4 – Ecopetrol S.A. Operations in Colombia

Note: VAS is a countrywide Vice-presidency.

Crude Oil Production

The average daily production of crude oil in Colombia by Ecopetrol S.A. (excluding its subsidiaries), was 548.7 mbod in 2018, 3.7 mbod higher than in 2017, which represents a year-to-year increase of 0.7%.

The following chart summarizes Ecopetrol S.A.’s average daily crude oil production in Colombia by Region, prior to deducting royalties, for the periods indicated.

Table 7 – Ecopetrol S.A.’s Average Daily Crude Oil Production in Colombia by Region Vice-Presidency

	For the year ended December 31,
	2018	2017	2016
	(thousand bpd)
Central Region
1) La Cira – Infantas	28.1	22.6	19.1
2) Casabe	13.9	15.9	17.8
3) Yarigui	14.4	14.5	16.6
4) Other	17.3	18.5	21.3
Total Central Region	73.7	71.5	74.8
Orinoquía Region
1) Castilla	113.9	114.1	121.3
2) Chichimene	67.7	70.5	74.0
3) Cupiagua	8.3	9.6	11.3
4) Other	25.5	24.3	18.3
Total Orinoquía Region	215.4	218.5	224.9
Eastern Region
1) Rubiales(1)	119.5	118.7	61.5
2) Caño Sur(2)	3.2	1.4	0.4
Total Eastern Region	122.7	120.1	61.9
Southern Region
1) San Francisco	6.0	6.2	6.5
2) Huila Area(3)	3.5	3.1	7.4
3) Tello	3.6	3.9	4.4
4) Other	11.7	12.2	9.4
Total Southern Region	24.8	25.4	27.7
Associated Operations
1) Rubiales(1)	–	–	41.4
2) Quifa	21.2	18.8	19.6
3) Caño Limon	25.3	22.2	23.3
4) Cusiana(4)	–	–	2.6
5) Other	65.6	68.5	75.9
Total Associated Operations	112.1	109.5	162.8
Total average daily crude oil production Ecopetrol S.A. (Colombia)	548.7	545.0	552.1

(1)	In the first half of 2016, the Rubiales field was part of the Vice-Presidency of Associated Operations. Since July 1, 2016, it has been a part of the Eastern Region.
(2)	In the first half of 2016, the Caño Sur field was part of the Orinoquia Region. Since July 1, 2016, it has been a part of the Eastern Region.
(3)	Huila Area: some assets were reclassified and are reported under Other in the Southern Region.
(4)	In the first half of 2016, the Cusiana field was part of the Vice-Presidency of Associated Operations. Since July 3, 2016, it has been a part of the Orinoquia Region.

Table 8 – Ecopetrol S.A. Production per Type of Crude

	2018 (mbod)	Year-on- Year ∆(%)	2017 (mbod)	Year-on- Year ∆(%)	2016 (mbod)
Light	40.7	(4.0)%	42.4	(4.9)%	44.6
Medium	154.4	1.8%	151.6	(6.1)%	161.5
Heavy	353.6	0.7%	351.0	1.4%	346.0
Total	548.7		545.0		552.1

Ecopetrol S.A.’s crude oil production during 2018 consisted of approximately 36% light and medium crudes and 64% heavy crudes. In 2017, approximately 36% of the crude oil production consisted of light and medium crudes and 64% consisted of heavy crudes. In 2016, approximately 37% of the crude oil production corresponded to light and medium crudes and 63% to heavy crudes.

Natural Gas Production

In 2018, the average daily production of natural gas by Ecopetrol S.A. reached 112.5 mboed, including natural gas liquids (“NGLs”), corresponding to a 1.4% increase in comparison to 2017 production.

We have three main natural gas production fields, Guajira, Cusiana and Cupiagua. In the Guajira field, we have partnered with Chevron who operates the field. The development of Cusiana field had a change in participation, because Tauramena joint venture expired on July 3, 2016. The Tauramena block is part of the Cusiana unified exploitation plan. As a consequence of the termination of the Tauramena joint venture, Ecopetrol’s participation increased from 63.4% to 97.8%, and Ecopetrol assumed the operation of the Cusiana unified exploitation plan. Ecopetrol S.A. is the operator of the Cupiagua field and other wells previously under the Recetor contract that were transferred from Equion to Ecopetrol as a result of the full return of the Recetor Field to Ecopetrol on May 29, 2017.

Of our total natural gas production during the year ended December 31, 2018, approximately 20% was supplied from the Guajira field, 31% from the Cusiana field, 24% from the Cupiagua field and the remaining 25% from other fields.

The following table sets forth Ecopetrol S.A.’s average daily natural gas production in Colombia, including NGLs, prior to deducting royalties, for the years ended on December 31, 2018, 2017 and 2016.

Table 9 – Ecopetrol S.A.’s Average Daily Natural Gas Production in Colombia

	For the year ended December 31,
	2018	2017	2016
	(thousand boepd)
COLOMBIA
Central Region
1) La Cira – Infantas	0.16	0.15	0.17
2) Provincia	1.96	2.41	3.09
3) Yarigui	0.42	0.48	0.56
4) Gibraltar	6.87	7.16	6.32
4) Other	1.86	2.02	1.60
Total Central Region	11.27	12.22	11.74
Orinoquía Region
1) Cupiagua	26.97	25.29	28.72
2) Cusiana (1)	34.73	31.97	15.98
3) Other	2.80	2.44	1.44
Total Orinoquía Region	64.5	59.70	46.14
Southern Region
1) Huila Area(2)	0.13	0.10	0.64
2) Tello	0.11	0.22	0.35
3) Other	0.25	0.40	0.03
Total Southern Region	0.49	0.72	1.02
Associated Operations
1) Guajira	23.02	27.09	33.34
2) Cusiana (1)	0.00	0.00	12.65
3) Other	13.21	11.29	11.10
Total Associated Operations	36.23	38.38	57.09
Total Natural Gas Production (Colombia)	112.49	111.02	115.99

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.

(1)	In the first half of 2016, the Cusiana field was part of the Vice-Presidency of Associated Operations. Since July 3, 2016, it has been a part of the Orinoquía Region.
(2)	In the Southern Region, some assets that were previously part of the Huila area were reclassified as Other.

Projects to Increase Recovery Factor

Ecopetrol continues to invest in its recovery factor program in order to increase reserves and production. In 2018, the recovery factor program increased proven reserves by 129 million boe. US$94 million was invested for the execution of 60 studies and 19 pilots to reduce uncertainties and mature these opportunities into projects in the medium or long term. These pilots under assessment had a daily production of approximately 17 mboed.

Secondary and tertiary recovery technologies contributed 167 mboed or 23% of the Ecopetrol Group’s total daily production, primarily from the Castilla, Chichimene, Teca, La Cira Infantas, Casabe, Yarigui, Tibú, Asociacion Nare, Cusiana, Cupiagua and Piedemonte fields.

In 2018, the following projects exhibited positive results in both efficiency of injection and response in production: (i) the water injection pilots at Castilla, Chichimene, Apiay, Suria and La Cira sands A and B, (ii) the improved water injection pilots at Chichimene, La Cira Infantas, Casabe and Yarigui fields, and (iii) the steam injection pilots at the Teca and Nare fields.

In 2018, a final investment decision was taken in respect of the commencement of eight recovery projects based on the results of their correspondent pilots: (i) six water injection projects (Chichimene, Castilla, Suria, La Cira sands A and B, Llanito-Gala and Galan), (ii) one enhanced water injection project (Dina K) and (iii) one continuous steam injection project (Teca). Additionally, nine recovery technology expansion projects are currently being structured.

Development Wells

The following table sets forth the number of gross and net development wells drilled in Colombia, both solely by Ecopetrol S.A. and with its joint ventures that reached total depth for the years ended December 31, 2018, 2017 and 2016.

Table 10 – Ecopetrol S.A.’s Gross and Net Development Wells in Colombia

	For the year ended December 31,
	2018	2017	2016
	(number of wells)
COLOMBIA
Central Region
Gross wells owned and operated by Ecopetrol	12	–	–
Orinoquía Region
Gross wells owned and operated by Ecopetrol	77	56	47
Southern Region
Gross wells owned and operated by Ecopetrol	19	–	–
Eastern Region
Gross wells owned and operated by Ecopetrol	118	143	36
Total gross wells owned and operated by Ecopetrol S.A. in Colombia	226	199	83
Associated Operations
Gross wells in joint ventures	302	276	50
Net wells(1)	144.2	97	19
Total gross wells in joint ventures Ecopetrol S.A. in Colombia	302	276	50
Total net wells in joint ventures Ecopetrol S.A. in Colombia(1)	144.2	97	19
Total gross wells Ecopetrol S.A. in Colombia	528	475	133
Total net wells Ecopetrol S.A. in Colombia(1)	370.2	296	102
(1)	Net wells correspond to the sum of wells owned and operated by Ecopetrol plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Production Acreage

The following table sets forth Ecopetrol S.A.’s developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2018.

Table 11 – Ecopetrol S.A.’s Developed and Undeveloped Gross
and Net Acreage of Crude Oil and Natural Gas Production in Colombia

	Production Acreage as of December 31, 2018 ( acres)
	Developed		Undeveloped
	Gross	Net	Gross	Net
Ecopetrol S.A.	452,121	349,954	4,653,531	3,426,785

Gross and Net Productive Wells

The following table sets forth Ecopetrol S.A.’s total gross and net productive wells by region as of December 31, 2018.

Table 12 – Ecopetrol S.A.’s Gross and Net Productive Wells by Region

	As of December 31, 2018 (number of wells)
	Crude Oil(1)		Natural Gas(2)
	Gross	Net(3)	Gross	Net(3)
COLOMBIA
Ecopetrol S.A.
Central region	2,244	1,767	9	9
Orinoquía region	1,086	1,077	22	18
Southern region	589	534	13	13
Eastern Region	693	693	-	-
Region of Associated Operations	2,602	1,260	16	7
Total (Ecopetrol S.A.) (4)	7,214	5,331	60	47

Note:	The above table reflects the productive wells that directly contribute to hydrocarbon production and therefore excludes wells used for injection, disposal, water abstraction, or other similar activities.
(1)	We consider crude oil wells to be those in which the main operation is oil production, although many of these wells produce gas associated with oil production that, in some cases, have a commercial purpose.
(2)	Natural gas wells are those in which operations are directed only toward the production of commercial gas.
(3)	Calculation of net productive wells is calculated by multiplying gross productive wells by our ownership percentage.
(4)	Wells from oil fields transferred to Hocol are not included.

3.4.2.1.2           Ecopetrol S.A.’s Affiliates and Subsidiaries’ Production Activities in Colombia

Crude Oil Production

The following table sets forth our average daily crude oil production from Hocol and Equion, prior to deducting royalties, for the periods indicated.

Table 13 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2018	2017	2016
	(thousand bpd)
Hocol
Joint venture operation	2.3	2.3	2.6
Direct operation	18.4	19.4	15.4
Total Hocol	20.7	21.7	18.0
Equion
Joint venture operation	–	0.1	0.1
Direct operation	9.0	10.5	12.3
Total Equion	9.0	10.6	12.4
Production Tests	–	–	–
Total Average Daily Crude Oil Production (Subsidiaries in Colombia)	29.7	32.3	30.4

The 4.6% decrease in Hocol’s production in 2018, as compared to 2017, was mainly due to result of the natural production decline of our fields.

The 15.1% decrease in Equion’s production in 2018, as compared to 2017, was mainly due to result of the natural production decline of our fields, and the transfer of a part of its participation in the Recetor contract to Ecopetrol.

Natural Gas Production

The following table sets forth our subsidiaries’ average daily natural gas production, prior to deducting royalties, for the periods indicated.

Table 14 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2018	2017	2016
	(thousand boepd)(1)
Hocol
Joint venture operation	1.6	0.6	0.2
Direct operation	5.9	5.2	0.6
Total Hocol	7.5	5.8	0.8
Equion
Joint venture operation	0.2	0.2	0.1
Direct operation	4.8	4.6	6.4
Total Equion	5.0	4.8	6.5
Production Tests	–	–	–
Total Natural Gas Production (Subsidiaries in Colombia)	12.5	10.6	7.3

(1)	Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.

Development Wells

The following table sets forth the number of gross and net development wells drilled exclusively by our subsidiaries and in their joint ventures in Colombia for the periods indicated.

Table 15 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Development Wells

	For the year ended December 31,
	2018	2017	2016
	(number of wells)
Hocol
Gross wells owned and operated by Hocol	12	17	9
Gross wells in joint ventures	2	–	–
Net wells(1)	13	17	9
Equion
Gross wells owned and operated by Equion(2)	–	–	–
Gross wells in joint ventures	–	1	1
Net wells(1)	–	–	–
Total gross wells owned and operated in Colombia	12	17	9
Total gross wells in joint ventures in Colombia	2	1	1
Total net wells (Subsidiaries in Colombia)	13	17	9

(1)	Net wells correspond to the sum of wells owned and operated by our subsidiaries and their ownership percentage of wells owned in joint ventures with their partners.
(2)	Even though for the last three years Equion has operated every well, Equion has not owned any well 100%; rather Equion has drilled wells in joint venture with Ecopetrol. Therefore, after a careful review of the categories, all Equion data was moved from gross wells owned and operated by Equion to gross wells in joint ventures. However, the number of wells remains the same.

Production Acreage

The following table sets forth our subsidiaries’ developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2018.

Table 16 – Ecopetrol S.A.’s Subsidiaries in Colombia Developed and Undeveloped Gross and Net Acreage of
Crude Oil and Natural Gas Production

	Production acreage as of December 31, 2018
	Developed		Undeveloped
	Gross	Net	Gross	Net
	(in acres)
Hocol	17,845	15,930	675	666
Equion	16,300	4,104	54,666	12,162
Total (Subsidiaries in Colombia)	34,145	20,034	55,341	12,828

Gross and Net Productive Wells

The following table sets forth our subsidiaries’ total gross and net productive wells in Colombia for the year ended December 31, 2018.

Table 17 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Productive Wells(1)

	For the year ended December 31, 2018
	Crude Oil		Natural Gas
	Gross	Net	Gross	Net
	(number of wells)
Hocol	281	241.9	20	18.5
Equion	15	8	15	8
Total (Subsidiaries in Colombia)	296	249.9	35	26.5

(1)	Information in the table above reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities. We consider crude oil wells to be those in which the main operation is oil production, although many of these wells produce gas associated with oil production that, in some cases, have a commercial purpose. Natural gas wells are those in which operations are directed only towards production of commercial gas.

3.4.2.2          Production Activities Outside Colombia

The Ecopetrol Group’s production outside of Colombia comes from 100% of the production of Ecopetrol America Inc. and 50% of our share of Savia in Peru. In 2018, the production obtained from these two companies was 17 boepd, which represents 2.4% of the total production of the Ecopetrol Group.

Crude Oil Production

The following table sets forth our average daily crude oil production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 18 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2018	2017		2016
	(thousand bpd)
Savia Perú	3.9	3.9	(1)	4.1
Ecopetrol America Inc.	10.2	9.2		5.5
Total average daily crude oil production (International)	14.1	13.1		9.6

(1)	In 2017, Savia’s crude oil production included NGLs. In preparing our 2018 operational information, those NGLs were reclassified into our 2017 natural gas production.

Natural Gas Production

The following table sets forth our average daily natural gas production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 19 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2018	2017		2016
	(thousand boepd)
Savia Perú	1.1	1.1	(1)	1.3
Ecopetrol America Inc.	1.8	2.0		1.2
Total average daily natural gas production (International)	2.9	3.1		2.5

(1)	In 2017, Savia’s crude oil production included NGLs. In preparing our 2018 operational information, those NGLs were reclassified into our 2017 natural gas production.

Development Wells

The following table sets forth the number of gross and net development wells outside Colombia, drilled exclusively by us and in joint ventures for the periods indicated.

Table 20 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Development Wells (1)

	For the year ended December 31,
	2018	2017	2016
	(number of wells)
Savia Perú
Gross wells	-	-	-
Net wells(2)	-	-	-
Ecopetrol America Inc.	-	-	-
Gross wells	1	2	3
Net wells(2)	0.3	0.4	0.7
Total gross wells (International)	1	2	3
Total net wells (International)	0.3	0.4	0.7

(1)	Information in the table above reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.

(2)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.

Production Acreage

The following table sets forth our developed and undeveloped gross and net acreage of crude oil and natural gas production outside Colombia for the year ended December 31, 2018.

Table 21 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Developed and Undeveloped Gross and Net
Acreage of Crude Oil and Natural Gas Production

	Production acreage as of December 31, 2018
	Developed		Undeveloped
	Gross	Net	Gross	Net
	(in acres)
Savia Perú	79,575	39,788	57,671	28,836
Ecopetrol America Inc.(1)	55,440	15,059	23,040	6,566
Total (International)	135,015	54,847	80,711	35,402

(1)	Production and acreage from Ecopetrol America Inc. is related to the K2, Dalmatian and Gunflint field blocks in the Gulf of Mexico. For K2, there are four blocks in the production stage. For Dalmatian, there are two blocks in the production stage. For Gunflint, there are five blocks in the production stage, of which one is producing.

Gross and Net Productive Wells

The following table sets forth our total gross and net productive wells outside Colombia for the year ended December 31, 2018.

Table 22 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Productive Wells

	As of December 31, 2018
	Crude Oil
	Gross	Net
	(number of wells)
INTERNATIONAL
Savia Perú	606	303
Ecopetrol America Inc.	15	3.6
Total (International)	621	306.6

3.4.2.3          Marketing of Crude Oil and Natural Gas

In 2018, Ecopetrol sold 899.5 mboed, out of which 400.4 mboed represented sales of crude oil (44%), 78.5 mboed natural gas (9%) and 420.6 mboed of fuels and petrochemicals (47%).

Crude Oil Export Sales

Crude oil export sales in 2018 decreased by 24 mbopd compared to 2017 mainly due to the substitution of imports at Reficar for domestic crudes. Ecopetrol’s crude oil export sales are traded both in the spot and contract markets, primarily to refiners in the United States, Asia and Europe.

The Castilla blend is the main type of crude oil for export sales, with 334 mbopd sold during 2018 (a 84% share of our crude oil basket) followed by the Vasconia with 19 mbopd (a 5% share in our crude oil basket), South blend with 11 mbopd (a 3% share of our crude oil basket), and Vasconia Norte with 9.4 mbopd (a 2% share of our crude oil basket).

Ecopetrol placed its exports in markets that represent the best value for its crudes. In 2018, Asia was the main destination, representing 41% of crude oil exports, closely followed by the United States with 40% of crude oil exports. The expansion of refining capacity both in the private and state owned companies in countries like China has supported the increase in crude oil flows from Colombia to Asia, volatility in the production of regional producers has given US refiners an incentive to diversify their supply sources which has opened opportunities for Colombian producers. Ecopetrol’s crude basket was discounted by US$ 8.5/bl below the ICE Brent price. Our crude basket increased by US$15.4/bl year over year due to the strength of the ICE Brent price and our persistent commercial strategy towards markets with higher value.

Crude Oil Purchase Contracts

Ecopetrol has signed several crude oil purchase contracts with third parties and business partners. Ecopetrol also purchases crude oil from the ANH from royalties. This oil is processed in Ecopetrol’s refineries or exported. The purchase price is referenced to export parity based on international market prices plus a commercial fee.

The table below sets forth the volumes of crude oil purchased from our business partners and third parties and volumes of crude oil purchased from the ANH from royalties for the years ended on December 31, 2018, 2017 and 2016.

Table 23 – Ecopetrol Consolidated Crude Oil Purchases

	For the year ended December 31,
	2018	2017	2016
	(million barrels)
Ecopetrol Corporate Group
Crude oil purchased from ANH royalties	37.6	40.3	42.9
Crude oil purchased from third parties	20.7	16.7	15.5
Crude oil imported from third parties	14.0	24.8	22.0

During 2018, part of Ecopetrol’s crude strategy was centered on increasing the purchase of crude oil from third parties, which enables further optimization of the supply chain.

Import of Diluents

In 2018, Ecopetrol decreased the imports of diluent by 1.7% (0.9 mbpd) compared to 2017. Diluent is used to transport our heavy crudes through the pipeline system, and the reduction is due to optimizations in dilution processes within the transformation plan last year.

Natural Gas Sales

Ecopetrol sells natural gas to distribution companies through firm, interruptible and conditional contracts. These distributors supply natural gas to the residential market, as compressed natural gas for vehicles market and to large industrials in Colombia. We also market and sell natural gas directly to the industrial sector and to gas-fired power plants.

Ecopetrol’s natural gas sales and self-consumption increased by 1.0% (0.93 mboepd) compared to 2017, due to an increase in short term sales to industrial consumers.

Natural Gas Delivery Commitments

The table below sets forth the commitments we have in Colombia under firm contracts with local natural gas distribution companies, local industries, gas-fired power generators and internal agreements with our refineries and fields.

Table 24 – Ecopetrol Consolidated Natural Gas Delivery Commitments

	For the year ended December 31,
	2019	2020	2021	2022
	(gbtud)
Volume for sales third parties	526.8	549.2	499.9	323.0
Volume for self-consumption	140.4	175.2	185.3	194.8
Total Commitments	667.2	724.4	685.2	517.8

Neither Equion nor Savia Peru are included in the table above since they do not consolidate within Ecopetrol Group. Data was updated based on current contracts and the official report made to the Ministry of Mines and Energy in 2018. During 2017 the Energy and Gas Regulatory Commission published a new resolution modifying the existing trading rules in the Colombian natural gas market. See the section Business Overview—Applicable Laws and Regulations—Regulation of the Natural Gas Market.

3.4.3     Reserves

The reserves reporting process was conducted in accordance with SEC definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guidelines contained in the SEC’s Modernization of Oil and Gas Reporting final rule dated December 31, 2008 and effective as of January 1, 2010.

The estimated reserve amounts presented in this report, as of December 31, 2018, are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations.

Our crude oil and natural gas net proved reserves include reserves from our subsidiaries located in the United States (Gulf of Mexico) and Peru, and Equion and Hocol’s assets in Colombia.

Estimated Net Proved Reserves

The following table sets forth our estimated net proved developed reserves of crude oil and gas by region for the years ended December 31, 2018, 2017 and 2016.

Table 25 – Net Proved Developed Reserves

Net Proved Developed Reserves	Colombia	North America	South America excluding Colombia	Total
Net Proved Developed oil reserves in million barrels oil equivalent
At December 31, 2016	710	6	7	723
At December 31, 2017	747	10	6	763
At December 31, 2018	814	13	5	832
Net Proved Developed NGL reserves in million barrels oil equivalent
At December 31, 2016	55	-	1	56
At December 31, 2017	54.6	-	0.8	55.4
At December 31, 2018	50.5	-	0.6	51.1
Net Proved Developed gas reserves in billion standard cubic feet
At December 31, 2016	3,114	9	8	3,131
At December 31, 2017	3,143	10	5	3,158
At December 31, 2018	2,865.5	10	7	2,882
Net Proved Developed oil, NGL and gas reserves in million barrels oil equivalent
At December 31, 2016	1,311	8	10	1,329
At December 31, 2017	1,353	11	8	1,372
At December 31, 2018	1,368	14	7	1,389

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties. However, the ANH’s Resolution 877 of 2013, Resolution 351 of 2014 and Resolution 640 of 2014 require natural gas royalties to be paid in cash, which means that the determination of the property rights to the quantities of natural gas we produce is based on the total volume produced without deductions on account of royalties. The main producing gas fields are Guajira, Cusiana, Cupiagua, Pauto, Chuchupa, Gibraltar, Ballena and Mamey.

Ecopetrol S.A. owns 100% of Cenit, a subsidiary that operates in Colombia and is dedicated to the storage and transportation of hydrocarbons through pipelines. Cenit provides transportation services for the entire Ecopetrol Group and we fully consolidate Cenit into our consolidated results of operations. Therefore, the difference between the tariffs set by the Ministry of Mines and Energy and the real transportation costs (fixed and variable operating expenses) does not affect our consolidated income statement. Thus, in presenting our reserves information in the 2016, 2017 and 2018 annual reports, we have used our real transportation costs, rather than the regular tariffs set by the Ministry of Mines and Energy.

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 16 million barrels of fuel oil, 327 billion standard cubic feet of fuel gas within our natural gas results and 534 billion cubic feet of royalties, as of December 31, 2018.

Table 26 – Proved Oil, NGL and Natural Gas Reserves

Reserves Category	Oil (million barrels)	NGL (million barrels)	Natural Gas (bcf)	Total Oil and Gas (Mmboe)
PROVED DEVELOPED RESERVES
Total (Colombia)	814	50.5	2,866	1,368
International:
North America	13	-	10	14
South America	5	0.5	7	7
TOTAL PROVED DEVELOPED RESERVES	832	51	2,883	1,389
PROVED UNDEVELOPED RESERVES
Total (Colombia)	285	22	113	327
International:
North America	10	-	6	11
South America	-	-	-	-
TOTAL PROVED UNDEVELOPED RESERVES	295	22	119	338
TOTAL PROVED RESERVES	1,127	73	3,002	1,727

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Reserves Replacement

The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves in each category relating to the reserve replacement ratio for the years 2018, 2017 and 2016.

Changes in Proved Reserves

Table 27 – Changes in Proved Reserves

	As of December 31,
	2018	2017	2016
Consolidated Company (million barrels oil equivalent)
Revisions of previous estimates	120.5	174	(54)
Improved Recovery	129.1	73	11
Extensions and discoveries	57.4	44	27
Purchases	-	4	–
Total reserves additions	307	295	(16)
Production	(239)	(234)	(235)
Net change in proved reserves	68	61	(251)

The reserves replacement ratio for 2018 was 1.29 barrels compared to 1.26 barrels in 2017. The average replacement ratio for the last three years was 0.83 barrels.

Table 28 – Reserves Replacement Ratio (including purchase and sales)

	As of December 31,
	2018	2017	2016
Annual	1.29	1.26	(0.07)
Three year average	0.83	0.42	0.48

Revisions of Previous Estimates

In 2018, revisions increased reserves by 120 million boe, mainly as a result of:

(i)	An increase of 87 million boe due to the continuous development of the Rubiales, Chichimene and Quifa fields, of which a 68 million boe increase in reserves is due to improved reservoir performance in the Rubiales field.

(ii)	An increase 14 million boe increase in reserves due to development activities in the Bonanza and Ocelote fields.

(iii)	The remaining 16%, or 19.8 million boe, increase in reserves was due to varying increases and decreases from other fields.

Improved Recovery

In 2018, improved recovery increased reserves by 129 million boe. The additions were associated with new proved areas under water flooding in the Chichimene, Castilla, La Cira-Infantas, Apiay, Suria, Yarigui, Casabe and Dina Cretaceo fields 86 million boe increase. In addition, the new steam injection project at the Teca-Cocorná field accounted for a 19 million boe increase in reserves.

The remaining 19%, or 24 million boe, increase was due primarily to water injection reservoir responses at various fields.

Extensions and Discoveries

Extensions and discoveries during 2018 amounted to 57 million boe primarily due to extensions of proved acreage mainly from activities in new proved areas in the Rubiales, Castilla, Cupiagua, Pauto and Caño Sur fields, which accounted for 45 million boe and newly discovered fields and reservoirs accounted for 12 million boe. The remaining 9 million boe corresponds to smaller changes in several other fields.

Purchases

There were no purchases or acquisitions in 2018.

Development of reserves

As of December 31, 2018, our total proved undeveloped oil and gas reserves amounted to 338 million boe, 21% of which is related to new drilling activities in the Rubiales field, 41% is related to development activities in the Castilla, Caño Sur, Chichimene, Quifa, Cupiagua and Yarigui fields and 22% of which is related to the new development activities in the Teca, Pauto, Bonanza and Ryberg fields. The remaining 16% comes from activities at several other fields.

Our proved undeveloped reserves represent 20% of our total proved reserves.

The Ecopetrol’s year-end development plans are consistent with SEC guidelines for the development of proved undeveloped reserves within five years.

The following table reflects the developed and undeveloped proved reserves estimates through the past three fiscal years.

Table 29 – Developed and Undeveloped Proved Reserves

Proved Reserves as of December 31,	Oil	NGL	Gas	Total
	Mmbls	Mmbls	Bcf	Mmboe
2018 proved reserves
Developed	832	51	2,882	1,389
Undeveloped	295	23	119	338
2017 proved reserves
Developed	763	55	3,158	1,372
Undeveloped	251	19	96	287
2016 proved reserves
Developed	723	56	3,131	1,329
Undeveloped	241	13	87	269

Of the total amount of proved undeveloped reserves that Ecopetrol had at the end of 2017 (287 million boe), we converted approximately 84 million boe, or 29%, to proven developed reserves during 2018.

Approximately 69% of the total conversion is primarily associated with the development of crude oil and gas projects in the Castilla, Rubiales and Chichimene fields (58 million boe), while the remaining 31% is associated with development execution in other fields such as the Ocelote, La Cira Infantas, Caño Sur and K2 fields, among others. The amount of investments made during 2018 to convert proved undeveloped reserves to proved developed reserves was US$841 million.

Changes in Undeveloped Proved Reserves

The following table reflects the main changes in undeveloped proved reserves during 2018.

Table 30 – Changes in Undeveloped Proved Reserves in 2018

Consolidated Companies (million barrels oil equivalent)
Revisions of previous estimates	28.4
Improved recovery	67.1
Extensions and discoveries	39.9
Proved Undeveloped converted to Proved Developed	(83.7)
Net change in unproved reserves	51.7

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Reserve Process

Ecopetrol’s reserves process is coordinated by the Corporate Reserves Manager, a highly experienced engineer, who reports to the Upstream Chief Financial Officer.  The Ecopetrol reserves group is comprised of reserves coordinators who are geologist and petroleum engineers, each with more than ten years of experience in reservoir characterization, field development, estimation and reporting of reserves and who support and interact with the specialists involved in the estimation and reporting process, following an established procedure with its corresponding internal controls. As in previous years, the reserves are estimated and certified by recognized external independent engineers (this year consisting of Ryder Scott Company, Gaffney, Cline & Associates, Sproule International Limited and DeGolyer and MacNaughton) in compliance with the definitions of the Society of Petroleum Engineers and the applicable SEC rules.  According to our corporate policy, we report the reserves values obtained from the external engineers, even if they are lower than our expected reserves.

The reserves estimation process ends when the Corporate Reserves Manager consolidates the results and together, with the Development Vice-President and the Upstream Chief Financial Officer, presents the outcome to the Reserves Committee, which comprises the CEO, the Ecopetrol’s Group’s CFO and the Vice-President of Development and Production.  Results are later presented to the Audit and Risk Committee of the Board of Directors and finally approved by the Board of Directors.

Petroleum engineering consultants Ryder Scott Company, Gaffney, Cline & Associates, Sproule International Limited and DeGolyer and MacNaughton have estimated and certified Ecopetrol’s proved reserves as of December 31, 2018.  These external engineers estimated 99% of our estimated net proved reserves.  The reserves reports of the external engineers are included as exhibits to this annual report.

Ecopetrol’s reserves process uses deterministic methods which are commonly used internationally to estimate reserves.  These methods have some uncertainty with respect to degradation, and thus, the estimates should not be interpreted as being exact amounts.  However, the technology used to estimate reserves is considered reliable.  The majority of the producing proved reserves were estimated by applying appropriate decline curves or other performance relationships.  In analyzing decline curves, reserves were estimated by calculating economic limits that are based on current economic conditions.  In certain cases, where the methods previously employed could not be used, reserves were estimated by analogy with similar reserves for which more complete data was available.

Estimates of reserves were prepared by geological and engineering standard methods commonly used in the oil and gas industry.  The method or combination of methods used in the analysis of each reserve was adopted from experience analogy reserves, including information on the stage of development, quality and completeness of basic data and production history.

The following table reflects the estimated proved reserves of oil and gas as of December 31, 2016 through 2018, and the changes therein.

Table 31 – Estimated Proved Reserves of Oil and Gas

Consolidated companies	Colombia	North America	South America excluding Colombia	Total
	Net proved oil, NGL and gas reserves in Mmboe
At December 31, 2016	1,577	11	10	1,598
Revisions	170	4.6	(0.3)	174.3
Improved Recovery	73	-	-	73
Extensions and discoveries	44	-	-	44
Purchases	-	4	-	4
Production	(229)	(3.6)	(1.5)	(234.1)
At December 31, 2017	1,635	16	8.2	1,659.2
Revisions	114	5.8	1	120.8
Improved Recovery	129	-	-	129
Extensions and discoveries	50	7	-	57
Production	(233)	(3.8)	(2)	(238.8)
At December 31, 2018	1,695	25	7.2	1,727.2

For more information regarding the potential impacts of oil prices on our reserve estimates, see the sections Financial Review—Trend Analysis and Sensitivity Analysis and Risk Review—Risk Factors.

3.4.4     Joint Venture and Other Contractual Arrangements

We conduct our exploration and production business through a variety of types of contractual arrangements with the Colombian government or with third parties. Below is a general description of each type of contractual arrangement to which we were a party as of December 31, 2018:

Association Contract

The purpose of this type of contract, created by Decree 2310 of 1974, is the exploration of the areas covered by the contract, and the exploitation of hydrocarbons found in that area. This type of contract, together with E&P contracts and Special Contracts (Casabe, La Cira and Teca-Cocorná fields) which are described below, are the most significant in terms of our production and proved reserves.

Under association contracts, the exploratory risk is assumed entirely by Ecopetrol S.A.’s contractual partner, the associate. If there is a discovery and Ecopetrol S.A. agrees that the relevant field is commercially viable, Ecopetrol S.A. will participate in the field’s development. A joint account will be created, and Ecopetrol S.A. and the partner will participate in the expenses and investments in the proportions established in the corresponding contract. Ecopetrol S.A. will reimburse the direct exploratory expenses incurred by the contractual partner in the proportions established by the contract.

If Ecopetrol S.A. does not believe that the relevant field is commercially viable, the partner has the right to execute on its own all activities considered necessary for the field’s exploitation as a “sole risk operation,” and to be reimbursed for a defined percentage of all investments for such sole risk operation in accordance with the corresponding contract.

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

Incremental Production Contract

We enter into incremental production contracts to obtain additional hydrocarbon production beyond a base production curve that is established based on the proven reserves of a specific field or well. Under this type of arrangement, Ecopetrol S.A. owns 100% of the hydrocarbons defined by the base production curve. The incremental production (i.e., the hydrocarbon volume obtained beyond the basic production as a result of investment activities), will be owned by the parties to such incremental production contract in the proportions established by such contract.

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

Incremental production contracts provide for an executive committee that is responsible for taking all decisions in order to approve, control and supervise all operations that take place during the duration of the contract. These contracts also provide for a steering committee, which is responsible for the supervision of the execution of the work programs, the annual budget and other items.

Risk Production Contract for Discovered Undeveloped and Inactive Fields (First Round 2003)

We have entered into risk production contracts for discovered undeveloped fields to promote exploration by private companies of both undeveloped and inactive fields.  Under these contracts, the contracting party assumes all costs and expenses for the development and operation of a field in exchange for a percentage interest in the field’s production as specified in the contract.  This type of contract has a ten-year term calculated from its date of execution: one year for the evaluation period and a maximum of nine years for the development period.  Some of these contracts have subsequently been extended beyond their original term.

Special Contracts

We are party to a Joint Venture Contract for Exploration and Exploitation of “La Cira-Infantas” Area, “Teca Cocorná” Area; and a Services and Technical Collaboration Contract for the “Casabe” field.

Joint Venture Contracts for Exploration and Exploitation of “La Cira-Infantas” Area and of “Teca-Cocorná” Area

These contracts between Ecopetrol S.A. and Occidental Andina LLC, executed on September 6, 2005 and June 24, 2014, respectively, have as their purpose, a joint collaboration between the parties with the goal of increasing the economic value of the La Cira-Infantas field and the Teca-Corcorná field by means of hydrocarbon exploration and production activities, including, among others, an incremental production project to improve the recovery factor, process optimization and exploratory activities.

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

The basic production is 100% owned by Ecopetrol S.A. The incremental production, after deduction of the royalties, is owned 60% by Ecopetrol S.A. and 40% by Occidental Andina LLC. These same percentages apply to the participation in the operational and direct expenses. Adjustments to the participations for the benefit of Ecopetrol S.A. will occur if there are high production levels and high prices.

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

The National Hydrocarbons Agency (ANH) and its Contracts

The National Hydrocarbon Agency (“ANH”) was created by Decree Law 1760 of 2003 and was given the authority to administer all national hydrocarbon reserves under contracts executed beginning on January 1, 2004. Decree Law 1760 of 2003 states, “The Empresa Colombiana de Petróleos, Ecopetrol, is split, its organic structure is modified, and the Agencia Nacional de Hidrocarburos and the Sociedad Promotora de Energía de Colombia S.A. are created.” Prior to January 1, 2004, Ecopetrol S.A. had the authority to contract with third parties for the exploration and production of new areas.

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

Below, we include a brief description of each type of contract that we have entered into with the ANH:

Technical Evaluation Agreement

This type of contract grants the contractor the right to develop technical evaluation operations with operational autonomy at its own cost and risk, seeking to appraise the hydrocarbon potential, with the purpose of identifying the zones of prospective interest in the area by means of the execution of an exploratory program. The contractor has the option to request the conversion of a technical evaluation agreement (“Technical Evaluation Agreement” or “TEA”) into one or more E&P Contracts that cover the area of the TEA (or a portion thereof).

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

E&P contracts have two phases: (i) an exploration period, which term is 6 years counted from the effective date, renewable for two additional years, and (ii) a production period, which is, with respect to each production field, 24 years plus any extensions, which are counted from the date of declaration of commerciality of the corresponding field. The abovementioned terms have been modified during ANH’s 2014 bidding round for unconventional and offshore reservoirs to an exploration period of nine years and a 30-year production period.

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

3.5          Transportation and Logistics

3.5.1       Transportation Activities

The transportation and logistics segment includes the transportation of crude oil, motor fuels, fuel oil and other refined products including diesel, jet and biofuels. We conduct most of these activities through our wholly owned subsidiary Cenit and its subsidiaries.

The map below shows the locations of the main transportation networks owned by our business partners and us.

Graph 5 – Map of Oil Pipelines

N
REFINERIA CARTAGENA
cenit
LEGEND
Refinery
Station Crude Oil
Pipeline
TERMINAL COVEÑAS
COVEÑAS ODC
SINCE
EL RETIRO
AYACUCHO
ORU
ORIPAYA
TOLEDO
SAMORE
BANADIA
CAÑO LIMON
REFINERIA BARRANCABERMEJA
GALAN
VASCONIA
ARAGUANEY
CUSIANA
ALTOS DEL PORVENIR
PORVENIR
MONTERREY
SANTIAGO
GUALANDAY
APIAY
CHICHIMENE
SAN FERNANDO
CASTILLA
RUBIALES
TOLDADO
MULALO
TENAY
NEIVA
YAGUARA
TERMINAL TUMACO
PARAMO
ALISALES
ORITO
MANSOYA
GUAMUEZ
CHURUYACO
SAN MIGUEL

Graph 6 – Map of Multipurpose Pipeline

N
cenit
LEGEND
Refinery
Refined Oil Station
Multiproduct Pipeline
TERMINAL P. COLORADOS
BARANOA
REFINERIA CARTAGENA
AYACUCHO
REFINERIA BARRANCABERMEJA
LIZAMA
CHIMITA
GALAN
CISNEROS
SEBASTOPOL
MEDELLIN
SANTA ROSA
SUTAMARCHAN
SALGAR
MARIQUITA
FRESNO
MANIZALES
GUADUERO
TOCANCIPA
MIRAFLORES
HERVEO
VILLETA
ALBAN
ALTOS DEL PORVENIR
PORVENIR MONTERREY
PEREIRA
CARTAGO
MANSILLA
EL DORADO
PUENTE ARANDA
GUALANDAY
APIAY
TERMINAL BUENAVENTURA
BUGA
DAGUA
MULALO
YUMBO
NEIVA

The table below sets forth the volumes of crude oil and refined products transported through the crude oil pipelines and multipurpose pipelines owned by us.

Table 32 – Volumes of Crude Oil and Refined Products Transported

	For the year ended December 31,
	2018	2017	2016
	(thousand bpd)
Crude oil transport(1)	836.2	823.3	864.7
Refined products transport(2)	273.4	268.2	262.4
Total	1,109.6	1,091.5	1,127.1

(1)	The crude oil transported volumes correspond to the following systems: Ocensa Segment 3, ODC, Vasconia-Galan, Ayacucho-Galan, Ayacucho-Coveñas and Trasandino Pipeline.

(2)	The pipelines transporting refined products include the following: Galan-Sebastopol, Galan-Salgar, Galan-Bucaramanga, Buenaventura-Yumbo and Cartagena-Baranoa.

The volume of crude oil transported by Cenit’s main systems and those of affiliates increased in 2018 by 1.6% compared to the previous year. This increase was mainly the result of a higher volume of Castilla Norte crude oil coming from the Barrancabermeja refinery through the Ayacucho-Coveñas 16”/24” systems. Additionally, we experienced an increase in the volume of Castilla crude oil transported through the Llanos node, which increased the proportion of that crude oil in the systems that reach Coveñas. Of the total volume of crude transported by oil pipeline, approximately 75.7% belonged to Ecopetrol’s corporate group.

The volume of refined products transported by Cenit increased by 1.9% in 2018 mainly due to growth of local fuel demand. Of the total volume of refined products transported in multi-purpose pipelines during the year, 33% belonged to Ecopetrol’s corporate group.

Transportation Capacity

During 2018, due to the calculation of our service factor (which determines the transportation capacity that can be offered), we decreased the capacity of our primary and secondary oil and product pipelines and loading facilities. Our service factor is calculated on a monthly basis and may vary from time to time, as it considers operative and technical effects (whether scheduled or unscheduled) within a certain period of time. Our main crude oil pipeline systems’ operating capacity decreased from 1,500,000 bpd in 2017 to 1,497,000 bpd in 2018. Our main refined products pipeline transportation capacity decreased from 518.6 thousand bpd in 2017 to 510 thousand bpd in 2018.

References to our crude oil transportation capacity in this annual report refer to the capacity of the pipelines that belong to Cenit and its subsidiaries to transport crude oil volumes either to the refineries or to our export facilities. In addition, we have other feeder systems that transport oil volumes from producing facilities or other pumping stations to these main pipelines. References to our refined products transportation capacity refer to the capacity of pipelines that begin in the Galan station (Barrancabermeja refinery) and Cartagena station (Cartagena Refinery).

3.5.1.1           Pipelines

As of December 31, 2018, we, directly or indirectly with private partners, own, operate and maintain an extensive network of crude oil and refined products pipelines. These pipelines connect our own and third-party production centers, import facilities and terminals to refineries, major distribution points and export facilities in Colombia. Cenit directly owns 45% of the total crude oil pipeline shipping capacity in Colombia. When aggregated with the crude oil pipelines in which Cenit owns an interest, Cenit owns 82% of the oil pipeline shipping capacity in Colombia. By December 31, 2018, our network of crude oil and multipurpose pipelines was approximately 9,071 kilometers in length. The transportation network consists of approximately 5,362 kilometers of main crude terminals and oil pipeline networks connecting various fields to the Barrancabermeja refinery and Reficar, as well as to our export facilities. We also own 3,709 kilometers of multipurpose pipelines for transportation of refined products from the Barrancabermeja refinery and from Reficar to major distribution points. Out of the 5,362 kilometers of crude oil pipelines, owned by us, 3,150 kilometers of crude oil pipeline are wholly owned, and 2,212 kilometers of crude oil pipeline are owned through non-wholly owned subsidiaries.

The following table sets forth our main pipelines in which we own an indirect interest as of December 31, 2018.

Table 33 – Our Main Pipelines

Pipeline	Kilometers	Capacity (mbd)		Product Transported	Origin	Destination	Indirect Ownership Percentage
Caño Limón-Coveñas	771	250		Crude Oil	Caño Limón	Coveñas	100.00%
Oleoducto de Alto Magdalena (OAM)	391	110		Crude Oil	Tenay	Vasconia	95.8%
Oleoducto de Colombia (ODC)	483	236		Crude Oil	Vasconia	Coveñas	73.00%
Oleoducto Central –Ocensa(1)	848	745		Crude Oil	Cupiagua	Coveñas	72.65%
Oleoducto de los Llanos (ODL)	260	314	(2)	Crude Oil	East fields	Monterrey Cusiana	65.00%
Oleoducto Bicentenario de Colombia	230	110	(3)	Crude Oil	Araguaney	Banadia	55.97%

(1)	Ocensa has four segments with different capacities. 745 mbd refers to the capacity of segment two (El Porvenir-Vasconia). The capacity of the other segments are as follows:

a.	Cupiagua-Cusiana (segment zero): 198 mbd

b.	Cusiana-El Porvenir (segment one): 745 mbd

c.	Vasconia-Coveñas (segment three): 550 mbd

(2)	Transportation capacity for this pipeline is measured by using crude oil viscosity of 690 cStk (30° C).

(3)	Represents the contractual crude oil transportation capacity for the pipeline currently in operation.

As of December 31, 2018 we owned 73 stations, 39 located in crude oil pipelines, 30 in refined products pipelines, 2 in crude oil ports and 2 in refined product ports.

As of December 31, 2018, we had a nominal storage capacity associated with the transportation network of 17.7 million barrels of crude oil and 4.9 million barrels of refined products. We do not own any tankers.

The Transportation and Logistics segment has a maintenance operating model with the aim of unifying criteria for planning and execution among the companies of the segment.

Pipeline Projects

San Fernando – Monterrey

The San Fernando – the Monterrey project’s initial objectives included ensuring the ability to transport 300,000 bpd at 300 cSt of diluted crude oil from the Chichimene and Castilla fields to the Monterrey pumping station and the transportation of 45,000 bpd of diluent (naphtha) between the Apiay station and the Castilla and Chichimene fields.

The scope of the project includes the construction of a new 30” 119-km crude oil pipeline, a new pumping station to include reception, storage and dilution facilities, the conversion of the existing pipeline of 10” between the Castilla II plant and the Apiay station, and the construction of a new 10” pipeline between Chichimene and San Fernando fields in order to transport diluent (naphtha) from the Apiay station to the San Fernando plant.

In 2018, the project completed the maximum pumping test, in accordance with the operational system parameter and owner’s requirements; as a result, the main functional services of the project were validated. The construction, startup phase and commissioning of all systems were completed in January 2018. The system is able to transport crude oil at 750 cSt between the San Fernando and Apiay stations.

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

Replacement of El Porvenir Station Pumping Units

During 2018, Ocensa began to replace five pumping units with internal combustion engines with electrical energy engines. The goal of this project is to reduce the level of greenhouse gas emissions and noise pollution, thereby having a positive effect on the environment and potentially reduce operation and maintenance costs.

Adaptation of Cusiana Truck Unloading Facility

The Cusiana truck unloading facilities enables exploration and production companies in blocks or areas not connected to the network to access Ocensa pipeline.

During 2018 Ocensa adapted its facilities to Colombia’s new crude oil quality basket and increased capacity up to 81 thousand bpd by means of the implementation of in-line dilution facilities. As a result, shippers can now unload heavy crudes and blend them with light crudes or refined diluents in order to maximize the value of the crude oil.

3.5.1.2            Export and Import Facilities

We currently have concessions granted by the Colombian Government for four export/import docks for crude oil and refined products: Coveñas, Tumaco, Pozos Colorados and Cartagena. Our export capacity reached 1.24 million bpd for crude oil. Our import capacity of refined products and crude oil reached 0.19 million bpd and 0.25 million bpd, respectively.

Our crude oil loading facilities can load tankers of up to 350 thousand deadweight tonnage (DWT). Adjacent to these loading facilities we also have storage facilities that are capable of storing 11.6 million barrels. Our docks used for import and export of refined products can load tankers of 70 thousand DWT. Additionally, these facilities have storage capacity of up to 5.6 million barrels.

3.5.2       Other Transportation Facilities

We have entered into transportation agreements with tanker truck and barge companies in order to transport crude oil from locations that do not have pipeline connections to refineries and export facilities. The volume of refined products that cannot be transported by pipelines or tanker trucks because of capacity limitation is transported by barges. During 2018, 27.9 million barrels of crude oil and refined products were transported by tanker trucks, and 7.2 million barrels of crude oil and refined products were transported by barges, particularly using the Magdalena River, connecting Barrancabermeja with Barranquilla and Cartagena.

3.5.3        Marketing of Transportation Services

Cenit and its subsidiaries’ main line of business is the crude oil pipeline transport (75% of revenues), followed by the refined products pipeline transport (16% of revenues) and ports and related services (6% of revenues).

Transportation contracts of crude oil may take several forms: ship or pay (payment for the availability of a fixed capacity in the system), ship and pay (payment for volumes actually transported) or spot. The main users for the crude oil transportation business are Ecopetrol S.A., Frontera, Trafigura, Mansarovar, Metapetroleum and Gran Tierra, who collectively represented 93% of this business segment’s revenues in 2018. Transportation services for crude oil provided to Ecopetrol S.A. represented 57% of this business segment’s crude oil transport revenues.

Cenit also transports refined products. Its main client for this service is Ecopetrol S.A., which accounted for 40% of refined products pipeline transport revenues in 2018, principally due to the transport of naphtha, diesel and gasoline. Cenit also has 14 other fuel wholesalers’ customers for whom it transports refined products. The most significant among them are Organizacion Terpel, ExxonMobil, Chevron Petroleum Company, Biocombustibles S.A.S. and Distribuidora Andina.

Deregulated businesses, such as ports and crude-loading facilities, represent a smaller portion of Cenit’s revenue (6% in 2018). Clients for these businesses include some of the same parties for which Cenit provides crude oil and refined products transportation services.

Developments with certain clients of Bicentenario and Cenit

Oleoducto Bicentenario de Colombia S.A.S.

During July 2018, the carriers Frontera Energy Colombia Corp. (“Frontera”), Canacol Energy Colombia S.A.S. (“Canacol”) and Vetra Exploración y Producción Colombia S.A.S. (“Vetra” and, together with Frontera and Canacol, the “Carriers”) sent letters to Oleoducto Bicentenario de Colombia S.A.S. (“Bicentenario”) alleging they were early termination rights under the Ship-or-Pay Transport Agreements entered by each of them and Bicentenario in 2012 (the “Transport Agreements”). Bicentenario has rejected the terms of the letters, noting that there is no option for early termination and reiterating to the Carriers that the Transport Agreements are current and therefore the Carriers must fullfill their obligations under the Transport Agreements in a timely fashion.

Under Bicentenario’s understanding that the Transport Agreements remain current and that the Carriers are in violation of their obligations under such agreements, Bicentenario declared the Carriers delinquent because of their failure to pay for transport service under the aforementioned agreements.

Consequently, Bicentenario executed the standby letters of credit posted as guarantee for the Transport Agreements. On October 19, 2018, Bicentenario notified Frontera of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in such clause. Such discussions ended without an agreement on December 19, 2018. On January 28,2019, Bicentenario filed an Arbitration Claim against Frontera in accordance with the arbitration clause of the Transportation Agreement to claim any compensation, indemnification or other restitution deriving from the alleged early termination of said agreements.

Similarly, on November 1, 2018, Bicentenario notified Vetra and Canacol of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in each such respective clause. Such discussions ended without agreement on March, 2019.

As of the date of these financial statements, Bicentenario continues evaluating its options under the Transport Agreements and the Shareholders Agreement (Acuerdo Marco de Inversión) in order to guarantee compliance and claim any compensation, indemnification or other restitution deriving from the alleged early termination of said agreements and any other contractual breaches by the Carriers.

Cenit Transporte y Logística de Hidrocarburos S.A.S.

During July 2018, the carriers Frontera, Vetra and Canacol (“carriers”) sent notifications to Cenit Transporte y Logística de Hidrocarburos SAS (“Cenit”) alleging they were exercising their early termination right under the Ship-or-Pay Crude Oil Transport Agreements (SoP agreements) entered among each of them and Cenit for the transportation of crude oil through the Caño Limón – Coveñas pipeline (owned by Cenit).

In response to the alleged termination of SoP Agreements, CENIT issued letters stating that the alleged event which would have given the carriers early termination rights had not occurred as provided for in Clause 13.3 and other clauses of the aforementioned SoP agreements. In the same letters, CENIT stated that it would continue invoicing and charging for the transport services as stipulated in the SoP agreements, since they remain in force, and therefore, Carriers must fulfill their contractual obligations.

In November, 2018, CENIT filed an arbitration demand against Frontera Energy Group pleadging that SoP Agreements are in full force and effect, that Frontera is obliged to comply its terms and conditions and, therefore, is obliged to pay transportation tariffs as agreed in the SoP agreements. In similar terms an arbitration demand was also filed against Vetra and the same will occur against Canacol.

3.6          Refining and Petrochemicals

3.6.1        Refining

Our main refineries are the Barrancabermeja refinery, which Ecopetrol S.A. directly owns and operates, and a refinery in the Free Trade Zone in Cartagena owned by Reficar, a wholly owned subsidiary of Ecopetrol S.A. Ecopetrol S.A. also owns and operates two other minor refineries – Orito and Apiay, but these are considered part of the upstream segment since the majority of production is for self-consumption.

Our refineries produce a full range of refined products, including gasoline, diesel, jet fuel, LPG and heavy fuel oils, among others.

The following table sets forth our average daily installed and actual refinery capacity for each of the last three years:

Table 34 –Average Daily Installed and Actual Refinery Capacity

	For the year ended December 31,
	2018				2017			2016
	Capacity		Through- put	% Use	Capacity	Through- put	% Use	Capacity	Through- put	% Use
	(bpd)		(bpd)	(bpd)	(bpd)	(bpd)	(bpd)	(bpd)	(bpd)	(bpd)
Barrancabermeja	250,000		221,946	89%	250,000	209,838	84%	250,000	213,091	85%
Reficar(1)	150,000		151,331	101%	150,000	135,700	90%	150,000	117,188	78%
Apiay(2)	2,500		939	38%	2,500	997	40%	2,500	1,382	55%
Orito(2)	2,300	(3)	1,228	53%	2,500	948	38%	2,500	1,090	44%
Total	404,800		375,444	93%	405,000	347,483	86%	405,000	332,751	82%

(1)	Reficar’s operations were fully stabilized during the second half of 2017.
(2)	Apiay and Orito are part of the upstream segment, since the majority of their production is for on-site consumption.

(3)	Capacity has been updated to take into account major maintenance performed in 2018.

3.6.1.1            Barrancabermeja Refinery

We estimate that the Barrancabermeja refinery supplies 48% of the fuels consumed in Colombia according to internal calculations made by us and Colombia’s fuels consumption reported by the Ministry of Finance.

The following table sets forth the production of refined products of the Barrancabermeja refinery for the periods indicated.

Table 35 – Production of Refined Products from the Barrancabermeja Refinery

	For the year ended December 31,
	2018	2017	2016
	(bpd)
LPG, Propylene and Butane	11,813	10,712	11,956
Gasoline Fuels and Naphtha	58,623	56,047	59,305
Diesel	58,305	56,090	48,233
Jet Fuel and Kerosene	23,604	20,421	20,435
Fuel Oil	36,636	38,217	55,730
Lube Base Oils and Waxes	729	609	668
Aromatics and Solvents	3,106	2,847	2,879
Asphalts and Aromatic Tar	31,104	26,468	14,092
Polyethylene, Sulfur and Sulfuric Acid	1,479	1,509	1,541
Total	225,399	212,920	214,839
Difference between Inventory of Intermediate Products	(1,018)	(405)	(661)
Total Production	224,381	212,515	214,178

In 2018, total production from the Barrancabermeja refinery increased by 5.6% from 212,515 bpd in 2017 to 224,381 bpd in 2018 primarily as a result of stable operation and improved throughput due to the implementation of initiatives to segregate and purchase light and intermediate crudes.

We own and operate four petrochemical plants and one paraffin and lube plant located within the Barrancabermeja refinery. In 2018, we produced 48,468 tons of low-density polyethylene, a decrease of 9.3% compared to the production of 53,417 tons in 2017. This decrease was due primarily to a reduction of ethylene availability due to a turnaround of one of the fluid catalytic cracking (FCC) units. We produced 894 mboe of aromatics (benzene, toluene, xylene, orthoxylene, heavy aromatics and cyclohexane), a 4.3% increase as compared with the production of 857 mboe of aromatics in 2017. The increase was mainly the result of an increase in local demand for benzene, toluene, xylene, orthoxylene (BTXO).

The gross refining margin decreased from US$13.5 per barrel in 2017 to US$11.8 per barrel in 2018, primarily due to the decrease in the price of refined products, mainly gasoline and fuel oil, as compared to the ICE Brent. The average conversion index for the Barrancabermeja refinery was 84.6% in 2018 and 82.7% in 2017. This increase was primarily due to the operation at higher capacity of the units that convert bottom streams into diesel.

3.6.1.2           Cartagena Refinery

The following table sets forth the production of refined products from the Cartagena Refinery for the periods indicated.

Table 36 – Production of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2018	2017	2016
	(bpd)
LPG, Propylene and Butane	4,227	6,791	6,080
Gasoline Fuels and Naphta	51,703	43,728	35,012
Diesel	76,833	60,467	40,950
Jet Fuel and Kerosene	8,057	6,700	5,768
Fuel Oil	4,671	10,150	24,602
Sulfur	581	446	241
Total	146,072	128,282	112,653
Difference between Inventory of Intermediate Products	39	3,916	911
Total Production(1)	146,111	132,198	113,564
Petcoke (Metric tons)	984,558	704,073	601,163

(1)	Does not include petcoke.

The following tables set forth the imports and sales of refined products from the Cartagena Refinery for the periods indicated.

Table 37 – Imports and Sales of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2018	2017	2016
	(bpd)
Imports
Motor Fuels	-	212	3,641
Diesel	-	–	6,155
Jet Fuel and Kerosene	466	847	2,211
Alkylate	-	–	83
LPG and Butane	739	618	355
Total Imports	1,205	1,677	12,445

During 2018, the Cartagena Refinery imported products to cover the North Coast sales demand primarily due to operational turnarounds during the last quarter of 2018.

	For the year ended December 31,
	2018	2017	2016
	(bpd)
Sales
Motor Fuels	52,126	44,051	38,534
Diesel	78,007	60,289	46,060
Jet Fuel and Kerosene	8,082	7,489	7,479
Fuel Oil	4,704	7,528	16,593
Other Products	19,942	27,099	22,990
Total Sales	162,861	146,456	131,656

During its stabilization period in the second half of 2017, the Cartagena Refinery reached the goal of completing individual unit performance tests (for 100% of units), and the Global Performance Test on December 5, 2017.

As part of the initial phase of the refinery optimization process, during the first half of 2018 the maximum load capacity of certain of the Cartagena Refinery’s plants were tested and provided the following results: (i) the coke unit, with maximum load of 46,088 bpd versus a nominal capacity of 45,000 bpd, (ii) the crude unit, with 166,607 bpd versus a nominal capacity of 150,000 bpd and (iii) the hydrocracking unit with, 38,204 bpd versus a nominal capacity of 35,000 bpd.

In August 2018 a test was run using 100% domestic crude during nine days, achieving an average throughput of 164 mbd. In September 2018, the highest average throughput per month under regular operation was achieved since the refinery’s commissioning, at 161 mbd.

Finally, the fluid catalytic cracking unit ran at 43,515 bpd versus a nominal capacity of 40,000 bpd after coupling and putting into operation the turbo expander.

In terms of gross refining margin, the refinery progressed from US$9.5 per barrel in 2017 to US$11.0 per barrel in 2018. Throughput also improved during 2018, increasing from an average of 136 mbd in 2017 to 151 mbd in 2018. This result primarily reflects the good performance of the refinery after its stabilization period and commencing its optimization process in 2018.

The Cartagena Refinery’s 2018 figures already reflect the operation of all units, thus total sales have increased as compared to 2017, from US$3,085 million in 2017 to US$4,129 million in 2018. A total of 55.3 million barrels of crude were processed in 2018 compared to 49.5 million barrels processed in 2017. Exports to international markets represented 42% of total sales (US$1,749 million).

Financing

On December 30, 2011, with the approval from the Colombian Ministry of Finance and Public Credit, Reficar executed a US$3.5 billion project finance to partially fund the expansion and modernization of the Cartagena Refinery, loans with tenors of 14 and 16 years from Commercial Banks and Export Credit Agency Facilities, respectively. The aggregate amount drawn under these finance agreements totaled US$3,496.6 million. These credit agreements included a mechanism by which Reficar can exit the facility by transferring the debt to the Ecopetrol parent level by either (i) the occurrence of a mandatory debt assumption event or (ii) a voluntary debt assumption.

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

In order to finalize the implementation of Ecopetrol Group’s strategy to optimize its capital structure, the following capital injections were undertaken by Ecopetrol on December 13, 2017, increasing its shareholding participation in Reficar from 75.96% to 99.34%:

i.	As a result of the voluntary debt assumption, Reficar assumed an account payable in the amount of US$2,596 million (book value for Reficar’s senior debt under IFRS) in favor of Ecopetrol. As a shareholder, Ecopetrol requested that such account be repaid with Reficar shares.

ii.	Ecopetrol requested that the existing subordinated COP-denominated loan it granted in Reficar in the amount of $1,522,760 million (book value as of December 13, 2017) be repaid with new Reficar shares.

iii.	Additionally, on December 7, 2018, the direct shareholding participation of Ecopetrol S.A. in Reficar increased from 75.96% to 99.34%, after additional contributions of paid-in capital.

3.6.1.3            Esenttia S.A.

During 2018, Esenttia production totaled 447 thousand tons of petrochemical products, a 2% increase compared to the 441 thousand tons produced in 2017 primarily due to delays in the supply of raw materials as a result of Hurricane Harvey. The total contribution margin in 2018 (including the contribution of polypropylene, polyethylene and masterbatches) was 11.2% lower than in 2017, a decrease from US$215 per ton in 2017 to US$191 per ton in 2018. The decrease in contribution margin was primarily due to higher volatility in the propylene market, Esenttia’s main feedstock.

Table 38 – Operating Capacity of Esenttia

	For the year ended December 31,
	2018	2017	2016
	(Metric Tons)
Average capacity	470,000	470,000	470,000
Throughput	447,290	440,632	444,812
% Use	95%	94%	95%

3.6.1.4            Biofuels

We have investments in two biofuel companies: (i) Bioenergy S.A.S., in which we own indirectly 99.35% of the shares, that in 2017 began the operation of an ethanol plant with nominal capacity of 480,000 liters/day, and (ii) Ecodiesel Colombia S.A., in which we own 50% of the shares, currently in operation with a theoretical capacity of 100,000 tons per year of biodiesel.

3.6.2       Marketing and Supply of Refined Products

We are the main producer and supplier of refined products in Colombia. We market a full range of refined and feedstock products, including regular and high-octane gasoline, diesel fuel, jet fuel, LPG, natural gas and petrochemical products, among others.

Domestic sales of products increased by 4.7 mboepd, an increase of 1.6% compared to 2017. This increase is primarily the result of: (i) a 2.5%, or 3.7 mboepd, increase in middle distillates sales mainly due to higher economic growth in general and higher airplane transportation demand by passengers, (ii) a 5.3%, or 0.9 mboepd, decrease in LPG sales, primarily as a result of lower production at Reficar and Barrancabermeja, (iii) a 12%, or a 2.2 mboepd, increase in petrochemical sales, due to an increase in asphalt sales by Ecopetrol, as a consequence of the reactivation of domestic demand and local sales to clients who then export the product.

During 2018, 8.8 million barrels of diesel and 3.4 million barrels of gasoline produced by Reficar were allocated to the local market in order to complement the supply from the Barrancabermeja refinery and fulfill Colombia’s demand, avoiding larger imports and allowing Ecopetrol to maintain the share of the national market. In addition, Ecopetrol imported petrochemicals in order to complement the national supply, generating additional sales of lubricating bases, polyethylene, hexanes and others.

Exports of products increased by 8.3% compared to 2017, 12 mbd from Reficar and 3.0 mbd from Ecopetrol, primarily due to (i) a 97%, or 16 mbd increase in exports of high sulfur diesel, partially offset by (ii) a 21%, or 8.4 mbd decrease in fuel oil exports.

3.7          Research and Development; Intellectual Property

Our innovation and technology center is the Colombian Petroleum Institute, established in 1985 and located in Bucaramanga, Santander. In 2018, research and development expenses were US$40.67 million, compared to US$25.7 million in 2017. Technology and innovation are essential to our efforts to add value to our business segments through the development of proprietary technologies and competitive advantages and the adaptation of third-party technologies to our processes.

The focus of technology development is on designing high added-value products and solutions for Ecopetrol and the Colombian oil industry. The scope of the Colombian Petroleum Institute activities covers all of our value chain segments: exploration, production, refining, transportation and commercialization, as well as environmental sustainability and asset integrity.

Each year Ecopetrol presents to the Colombian Institute for the Development of Science and Technology (Instituto Colombiano para el Desarrollo de la Ciencia y la Tecnología, or COLCIENCIAS) its research, technology development projects and innovation initiatives, in order to obtain certifications for its science and technology investments. COLCIENCIAS certifies science and technology investments, which are deductible from income tax upon execution; and Ecopetrol applies the tax benefit. In 2018, we obtained US$1.66 million in science-and-technology-related tax benefits certified by COLCIENCIAS.

Our intangible assets are preserved through a technological value-generation process and an intellectual property protection process, which include the consolidation of trade secrets, patents, copyrights, trademarks, industrial designs, and publications in specialized journals. Ecopetrol has filed 224 patent applications in the last 11 years, 17 of them in 2018. Our most recent patent applications include innovative technologies, such as (i) a method that uses nanofluids to improve the oil relative permeability in heavy and extra-heavy oil fields, (ii) a device for controlling production fluctuations at the well head, and the subsequent separation of heavy oil and water, (iii) a process to enhance the flow capacity of oil-water-diluent mixtures and the dilution capacity of diluents used in heavy and extra-heavy oil production and transportation, (iv) a method and device to determine the volumetric contraction of mixtures of heavy oil and light hydrocarbons, and (v) a visbreaking process for refining heavy petroleum components in the presence of a catalyst and hydrogen at low pressure.

In 2018, Ecopetrol declared two industrial secrets that strengthen its competitive advantages in the exploration and transportation of hydrocarbons. The Colombian and international authorities granted us 15 new patents, including one in Mexico and another in Ecuador. We currently hold 87 patents in Colombia, the United States, Mexico, Russia, Peru, Venezuela, Ecuador, Brazil, Nigeria, Indonesia and Malaysia.

In 2018, Ecopetrol S.A. licensed 7 of its technologies to private companies for manufacturing, marketing commercialization and after-sales support. To date, we have licensed 49 technologies to Colombian and multi-national companies.

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

Ministry of Mines and Energy Resolution 180742 of 2012, partially repealed by Resolution 90341 of 2014, includes a series of technical regulations for unconventional hydrocarbon resources, including the procedures for advancing the exploration and exploitation of unconventional reserves. It also establishes the types of wells and their classification, as well as the fulfillment of those minimum (drilling and abandoning) conditions necessary to initiate or perform E&P activities. Furthermore, it contemplates the applicable procedure to resolve disputes between the mining sector and the oil and gas sector, regarding the coexistence of their rights in some specific projects.

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

Agreement 002 of 2015, as issued by the ANH, partially amends Agreement 004 of 2012 and sets forth the initial rules and measures the Government can take to mitigate the adverse effects of the decline of international oil prices. The main measures established by this agreement are the following:

(i)	The extension of terms and deadlines for the execution of activities related to investments in exploration and evaluation phases and for the declaration of commercial discoveries;

(ii)	The establishment of procedures to transfer investments in exploration programs between allocated areas; and

(iii)	The leveling of the contractual terms of offshore contracts entered before 2014 to the ones included in the contracts executed as a result of the 2014 Colombian Round.

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

Agreement 002 of 2017 adapts the existing regulations for the selection of contractors, and the applicable rules for the award, execution, termination, liquidation, monitoring, control and surveillance of the contracts signed with the ANH.

On February 4, 2019, the ANH published the new model contract for offshore exploration and production. The purpose of this new model contract is to foster and stimulate investments in exploration and the exploitation of offshore hydrocarbons, enhancing Colombia’s competitiveness to attract and retain investments from large and experienced O&G operators.

Resolution 078 of 2019, as issued by the ANH, approved the terms of reference and the model of the contract for the “permanent bidding procedure.” Pursuant to this procedure, the ANH will select areas over which proposals may be received at any time, without the need of launching specific bidding procedures for their allocation.

3.8.1.1.1           Environmental Licensing and Prior Consultation

Law 99 of 1993 and other environmental regulations, such as Decree 1076 of 2015 in particular (compilation decree regarding the administrative sector of environment and sustainable development), impose on companies, including oil and gas companies, the obligation to obtain an environmental license prior to undertaking any activity that may result in the serious deterioration of renewable natural resources, or that may have the capacity of materially modifying the physical environment.

The National Authority on Environmental Licensing (ANLA), created by means of Decree 3573 of 2011, is the entity responsible for evaluating the applications and issuing the environmental licenses for oil & gas-related activities, as well as surveilling and overseeing all hydrocarbon projects and monitoring the environmental compliance of such activities.

If the projects or activities could have a direct impact over the territories or the interests of indigenous, Afro-Colombian or Raizal communities, the Colombian Constitution provides that the companies developing such projects or activities must undertake a public consultation process with those communities before initiating such projects or activities. This consultation process is a prerequisite for obtaining the required environmental licenses.

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

The environmental licensing procedure in Colombia is set forth in Decree 1076 of 2015. According to the regulation currently in effect, the procedure to obtain an environmental license shall not take more than 90 business days. But, depending on the complexity of the information requested by the ANLA and administrative delays, including an oral hearing to determine the viability of the project, the procedure may take between 165 and 265 business days, depending on whether the applicant is required to file additional information. The actual procedure incorporates an oral hearing between the ANLA and the applicant in order to evaluate the information provided in the license application and whether it is necessary or not to request additional information about the proposed project. The ANLA will have no other opportunities to request additional information after this hearing.

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

Royalties may be paid in kind or in cash. Each production contract has its applicable royalty arrangement in accordance with applicable law. In 1999, a modification to the royalty regime established a sliding scale for royalty payments for crude oil and natural gas production fields discovered after July 29, 1999 and depending on the quality of the crude oil produced. Since 2002, as a result of the enactment of Law 756 of 2002, the royalty rate was fixed as a sliding scale depending on the produced volume from 8% for fields producing up to 5 mbd to 25% for fields producing in excess of 600 mbd. Notwithstanding the royalties for Incremental Production Contracts, Contracts for Undeveloped and Inactive Fields, and Incremental Production Projects defined in paragraph 3 article 16 Law 756 of 2002, and article 29 of the Law 1753 of 2015, the changes in the royalty regime only apply to new discoveries and do not apply to fields already in the production stage as of July 29, 1999. Producing fields pay royalties in accordance with the royalty law in force at the time of the discovery.

Regarding natural gas, in accordance with Resolution 877 of 2013, as amended by Resolution 640 of 2014, starting on January 1, 2014, the ANH has received royalties in cash rather than in kind. Thus, the producer may dispose of its gas production volumes corresponding to royalties paid in cash.

3.8.2       Regulation of Transportation Activities

Hydrocarbon transportation activity is a public interest activity in Colombia and a public service. As such, it is under governmental supervision and control, regulated mainly by the Ministry of Mines and Energy and the Comisión de Regulación de Energía y Gas (“CREG” as per its Spanish acronym).

Transportation and distribution of crude oil, liquefied petroleum gas and refined products must comply with the Petroleum Code, the Code of Commerce and all governmental decrees and resolutions. However, liquefied petroleum gas-related activities are regulated by CREG. According to Law 681 of 2001, multipurpose pipelines owned by Cenit (a company wholly owned by Ecopetrol) must be open to third-party use on the basis of equal access to all.

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

Crude oil transport

The regulatory framework relating to crude oil transportation accounts for both private use and public use pipelines. Private use pipelines are those built by the operating or refining entity for its own exclusive right and that of its affiliates. Public access pipelines are defined as pipelines built and operated by a public or private legal entity, for the purpose of publicly providing crude oil transportation services. The Colombian government, through the ANH, has a preferential right to use up to 20% of the total capacity of any public or private access pipeline to transport its crude oil royalties. However, for both private and public access pipelines, the ANH must pay the tariff for the pipeline use to transport its percentage of production.

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

During the scheduled revision of 2015 and due to the dramatic changes in international crude oil prices, the Ministry of Mines and Energy allowed, by means of Resolution 31325 and Resolution 31489 of 2015, transportation companies and oil production companies to engage in direct negotiations in order to agree on a tariff suitable for both parties. The negotiation period was extended until June 2016. Notwithstanding the fact that tariff agreements were reached with certain companies, the results of the negotiations were not positive. Thus, tariffs were set by the Ministry of Mines and Energy in accordance with the criteria previously established by Resolution 72146 of 2014, as further amended by Resolution 31325 of 2015 and Resolution 31285 of 2016.

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

In August 2017 CREG issued a draft resolution 113 of 2017, which introduced a new framework for the transportation regulation of liquefied petroleum gas and refined products. The draft resolution was open for observations from the general public and the oil and gas industry until January 12, 2018, but the final resolution has not been issued yet. CREG is also in the process of defining the transportation regulation and the rate calculation method for refined products. The primary goals and components of the proposed regulation are: (i) to ensure access to the transport systems for liquid fuels and the LPG pipeline systems without discrimination; (ii) to promote the timely expansion of the transport system in line with the needs of the market; (iii) to promote competition and prevent restrictive practices; (iv) to separate the operations of refining and transport; and (v) to ensure the efficient and continuous operation of transport systems. As of the date of this annual report, the above mentioned resolution has not been issued.

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

Since 1995, under Resolution number 898 of August 23, 1995 the Ministries of Environment and Sustainable Development and of Mines and Energy, have regulated the environmental criteria for liquid and solid fuels used in commercial and industrial furnaces and boilers, as well as automobile internal combustion engines. Resolution 898 has been subject to numerous modifications through the years, the most recent by Resolution 40619 of June 30, 2017. Ecopetrol has been complying with this regulation and working with governmental entities in order to improve air quality in the most critical areas in Colombia.

3.8.3.1            Regulation of Liquefied Petroleum Gas (LPG) and Liquid Fuels

Wholesale marketing, transport, distribution and retail marketing of LPG are mainly regulated by CREG Resolution 74 of 1996, and subsequent resolutions. LPG in Colombia is primarily obtained through Ecopetrol’s refineries, field production and imports. The LPG must meet minimum quality standards to be marketed. Our marketing activities are regulated by CREG Resolution 53 of 2011 (as amended by CREG Resolutions 108 of 2011, 154 of 2014, 019 of 2015, and 034, 063 and 064 of 2016). The LPG price is regulated by CREG Resolutions 66 of 2007 (as amended by CREG Resolutions 59 of 2008, 002 of 2009, 123 of 2010, 095 of 2011, and 65 and 129 of 2016).

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

3.8.3.2            Regulation Concerning Production and Prices

According to the Decree - Law 4130 of 2011 and Decree 1260 of 2013, CREG is in charge of setting the prices of petroleum by-products throughout the entire chain of production and distribution, except for current gasoline engine, diesel and biofuels. On the other hand, by Decree 381 of 2012, as amended by Decree 1617 of 2013, the Ministry of Mines and Energy is in charge of setting the methodology to determine the reference price of gasoline, diesel, biofuels and mixtures thereof.

Then, since May 2012, CREG fixes the prices for most crude oil by-products, but for gasoline, diesel and biofuels. CREG determines the methodology to calculate their price while the Ministry of Mines and Energy fixes the relevant prices in accordance with said methodology. The ANH does not intervene in the definition of prices of gasoline and diesel fuel. In addition, under Resolution 007 of 2017, CREG determined the basis for the methodology of compensation of terrestrial transportation of liquid fuel-oil, including current gasoline, diesel and biofuels between the storage plant and the fuel service station.

The methodology for calculating jet fuel prices is set out in Law 1450 of 2011, and jet fuel prices themselves are set by the Ministry of Mines and Energy.

The ANH determines the formula that is used to calculate royalty payments corresponding to the production of crude oil.

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

Pursuant to Article 58 of the Petroleum Code, if there is a fuel shortage, any refining company operating in Colombia must offer to sell a portion or, if needed, the total of its production to supply local demand prior to exporting any production.

Fuel Price Stabilization Fund (FEPC)

The Fuel Price Stabilization Fund was created by Law 1151 of 2007. It is a fund assigned and administered by the Ministry of Finance and Public Credit. Its function is to attenuate, in the domestic market, the impact of fluctuations on fuel prices in international markets.

According to article 2.3.4.1.3 of Decree 1068 of 2015, amended by Decree 1451 of 2018, the resources for the functioning of the FEPC come from the following sources: (a) financial returns of resources of the Fund; (b) extraordinary credit resources received from the National Treasury; (c) funds allocated to the FEPC in the national general budget; (d) fuel taxes and; (e) bonds or other public debt securities issued by the Nation in favor of the FEPC, in order to cover the obligations of the Fund.

The operation of the FEPC is governed by Decree 1068 of 2015, amended by Decree 1451 of 2018, Chapter 1, Title 4 (compilation decree regarding treasury public sector). First, refiners and/or importers of regular gasoline and diesel must report to the Ministry of Mines and Energy the volume of regular gasoline and diesel sold in the previous month and such reports must be made within the next 35 calendar days of each month.

The report must also contain, among other matters: information corresponding to each fuel disaggregated daily; the discrimination of the volumes sold, and the origin national or imported of the gasoline and diesel sold. If the regular gasoline or the diesel is of national origin, the refiner/importer must inform from which refinery they come. Secondly, the Ministry of Mines and Energy calculates and liquidates, by resolution, the Net Position of each refiner/importer and each fuel to be stabilized by the FEPC.

Decree 1068 of 2015, amended by Decree 1451 of 2018, provides that the FEPC will pay in Colombian pesos the value corresponding to the calculation and settlement of the Net Position of each refiner and/or importer within the term defined by the Ministry of Mines and Energy and based on availability of FEPC resources.

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

The event that generates the contribution is the sale in Colombia of gasoline or diesel by the refiners and/or importers to the wholesale distributor of fuels, according to the price set by the Ministry of Mines and Energy, however, if the importer is at the same time a wholesale distributor, the triggering event shall be the withdraw of the product to be sold. The taxpayer responsible for the contribution is the refiner and/or importer and the active subject is the Nation. The tax base corresponds to the positive difference between the sum of the Differentials of Participation and the sum of the Differentials of Compensation.

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

The Ministry of Mines and Energy issued Resolutions 31536 and 31538 of 2018 which contain the settlement of our Net Positions corresponding to: (i) the period between December 29 and 31, 2016 and the first and second quarters of 2017, and (ii) the third and fourth quarters of 2017. In those resolutions the FEPC was ordered to transfer COP $729,729,493,450.88 and COP $1,183,672,269,819.52 to Ecopetrol, respectively.

As of the date of this report, the Ministry of Mines and Energy has not calculated the Net Positions corresponding to the year 2018.

3.8.3.3            Regulation of Biofuel and Related Activities

The sale and distribution of biofuels is regulated by the Ministry of Mines and Energy. Regulations establish the quality and pricing standards for biofuels and impose minimum requirements for mixing ethanol with gasoline and biodiesel with diesel.

The sale and distribution of biofuels is provided under CREG Resolution 240 of 2016, which particularly regulates: a) the sorts of market that will be served with biogas and biomethane; b) the quality and safety conditions; and c) the tariff regime. Pursuant to article 4 of the foregoing Resolution, biogas supply through isolated networks to serve non-regulated users and natural gas vehicles (“GNV” as per its Spanish acronym), shall be incorporated as a public utility company. Furthermore, article 5 provides that biomethane supply through isolated networks or interconnected networks to the National Transportation System shall also be incorporated as a public utility company. Finally, article 12 states that biogas suppliers may develop the production, transportation, distribution and commercialization activities through integrated structures, provided that they keep separate accounts for each activity and grant free access to the networks to both regulated and non-regulated users. To the same extent, production, distribution and commercialization of biomethane through interconnected networks to the National Transportation System may be developed through integrated structures, as long as the supplier keeps separate accounts for each activity and grants free access to the networks to both regulated and non-regulated users.

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

Currently in Colombia the price of natural gas is determined by the market, but some agreements still have to conform to the regulated formula. CREG issued Resolution 114 of 2017 which adjusted commercial aspects of the wholesale natural gas market in Colombia and compiled CREG Resolution 089 of 2013 and its amendments. However, pursuant to Decree 1073 of 2015, such procedures do not apply to the following activities: a) natural gas exports; b) natural gas as raw material in petrochemical production; c) natural gas commercialization from minor fields (production capacity under 30 million SCFD); d) natural gas commercialization from hydrocarbon fields under testing phase or which have not yet been declared commercially viable; e) natural gas commercialization from unconventional reservoirs; and f) internal consumption from natural gas producers.

CREG determines which agents can participate in the primary and secondary markets. Ecopetrol is authorized to participate as a seller in the primary market as a natural gas producer and as a buyer in the secondary market when Ecopetrol requires natural gas from other producers for its own needs.  CREG regulations provide that a natural gas producer cannot participate as a merchant of natural gas in the secondary market, except that it may purchase gas to meet its existing contractual obligations.  Ecopetrol is also able to resell available natural gas transportation capacity into the secondary market.

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

Decree 1073 of 2015 (amended by Decree 2345 of 2015) establishes an order of supply when restrictions are placed on the supply of natural gas or serious emergency situations arise that preclude the continued provision of certain services, as follows: (i) essential demand, as established in Decree 1073 of 2015, (ii) non-essential demand under an existing agreement with a warranty of uninterrupted provision and (iii) firm exports delivery.

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

Decree 1073 of 2015 and CREG Resolution 114 of 2017: (i) provide specific procedures and forms of supply agreements determined by CREG pursuant to which an agent may sell and buy natural gas in the Colombian primary and secondary market produced from large fields (capacity of more than 30 million CFPD); and (ii) permit the sale of natural gas from small fields (capacity under 30 million CFPD) pursuant to contracts that fulfill certain regulatory requirements but whose form is not prescribed by law.

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

The results of the HSE performance in 2018, compared with the prior year, were:

•	A reduction in the Total Recordable Incidents Frequency Index (TRIF), which represents the number of employee or contractor injuries that require medical treatment or time off for every million hours worked, including fatalities, from 0.64 incidents per million hours worked in 2017 to 0.63 in 2018; an improvement compared with the 2.96 recorded in 2012;

•	A 51% decrease in road accidents, due to improvements in real-time monitoring of drivers’ safety habits, an increase in control check points for tracking tankers and awareness campaigns for drivers;

•	Improvement in reporting of minor oil spills and identification of their causes; and

•	We maintained the same process safety performance compared to 2017, 0.05, an improvement compared with the 0.11 recorded in 2012

We did observe an increase in some other indicators as set forth below:

•	A 12% increase in the number of incidents involving employee or contractor injuries that require medical treatment, restricted work or lost days;

•	An increase greater than 100% in the severity of occupational incidents due to a fatality that must add to the severity index 6,000 lost days, according to Colombian legal requirements; and

•	An increase greater than 100% in the amount of oil spilled, primarily due to the Lisama 158/La Fortuna Incident. See “—Lisama 158/ La Fortuna Incident” below.

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

TRIF has improved from 2.96 incidents per million hours worked in 2012 to 0.63 in 2018. In 2018, 68 recordable cases occurred, where 24% led to restricted work, 7% required medical treatment and 69% led to lost days. Additionally, we had a 12% increase in occupational incidents compared to 2017 due to a higher level of activity at the Company which led to a higher exposure of workers to incidents.

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

The objectives of our contingency plans are to:

•	Protect the health and safety of our workers, contractors and the communities in which we operate; and

•	Prevent oil spills and leaks of harmful substances in offshore and onshore areas, fires and explosions and mitigate environmental impacts.

Our contingency plan includes, among others:

•	Procedures for the containment of oil and other harmful substances, as well as procedures to safeguard the safety of affected communities, the environment and the personnel involved in such containment actions; and

•	Strategies for responding to emergencies located outside of our facilities and mutual aid emergency plans, including actions developed with local environmental authorities, the local community and other organizations for containment and recovery of spilled product, cleaning and recovery of affected areas, monitoring of the environmental effects and, if the spill or leak has an operational source, compensation for local communities and other affected persons.

Further, we are upgrading the skills of our fire brigade, ensuring the reliability of firefighting and emergency equipment and working on improving our performance during emergency drills.

In offshore operations, the operator has the responsibility of designing and implementing plans and strategies aligned with international best practices that cover various emergency response scenarios.

Frequency of process safety incidents

Our “Process Safety Management” (PSM) strategy is to: first, define high-risk processes; second, prioritize intervention in high-risk processes; and third, apply all PSM elements in the prioritized high-risk processes.

Loss of primary containment is the number of unplanned or uncontrolled releases of oil, gas or other hazardous materials.

We report Tier 1 process safety events per million hours worked, which are the losses of primary containment of greatest consequence causing harm to a member of the workforce, costly damage to equipment or exceeding defined quantities according to API-754. We maintained the same Tier 1 process safety performance compared to 2017 (0.05 in both 2017 and 2018). The reporting thresholds for API-754 Tier 1 is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process that results in one or more health, safety or environmental consequences set forth under those guidelines. In 2018, there were 0.05 Tier 1 process safety incidents per million hours worked.

Frequency of Tier 1 process safety incidents per hours worked (per million hours worked):

Graph 8 – Tier 1 Process Safety Incidents (*) (**)

*	Tier 1 process safety incidents per million hours worked (API-754).
**	Includes data for Ecopetrol S.A. and the Vice-Presidency of Transport and Logistics classified according to the criteria in API-754 Tier 1, but does not include Ecopetrol S.A.’s subsidiaries.

Environmental Incidents

In 2018, Ecopetrol S.A. recorded 11 environmental incidents, compared with 14 in 2017 and 8 in 2016. The volume of oil spills was 730.26 barrels in 2018, an increase from 50.7 barrels in 2017 and 202 barrels in 2016. The decrease in the numbers of environmental incidents was the result of improvement in the identification of critical equipment operating in high- or very high-risk conditions, and the implementation of asset integrity plans designed to mitigate those risk conditions. The increase in oil spilled was due mainly to the Lisama 158/La Fortuna incident as described below.

Lisama 158/La Fortuna Incident

On March 2, 2018, a seepage of water and traces of crude oil occurred near the Lisama 158 well, located in the village of La Fortuna, in the Middle Magdalena Valley of Colombia. Ecopetrol activated its contingency plan to contain the spill. It is estimated that between March 12 and March 15, 550 barrels of crude, mixed with mud and rainwater, seeped into the streams of La Lizama and Caño Muerto. As of March 30, 2018, the Lisama 158 well was sealed and stopped flowing.

Ecopetrol’s internal investigation concluded that there were four concurrent critical factors leading to the incident and that in the absence of any of them, the incident would not have occurred.

The four critical factors were the following:

i.	A reservoir in natural overpressure conditions (4,850 PSI). During a well intervention in November 2017, a section of a working string fell to the bottom causing the rupture of the “blanking plug”, which served the purpose of preventing reservoir fluids from reaching the wellhead.
ii.	The rupture or failure of the “blanking plug” produced a flow of unexpected fluids that required the injection of fluids at a pressure of 1,250 PSI, which in turn could have generated the loss of the mechanical integrity in the casing of 9 5/8” affected by wear.
iii.	Presence of a natural system of geological faults in the area, which in addition to the other factors, allowed well fluids to migrate to the surface.
iv.	Time of exposure of the upper formations to the over-pressure of the reservoir, which contributed to the emergence of fluids in a farm near the well, a mixture of water, mud, crude oil and gas.

Corrective and mitigation actions implemented by Ecopetrol

With respect to the actions performed by Ecopetrol to address, mitigate other damages and manage the incident, in compliance of the obligations contained in Law 1523 of 2012, Presidential Decree 321 of 1999 and the contingency plan for the Lisama Well, Ecopetrol did the following:

i.	Implementation of control and containment procedures to slow the spread of the spill and keep it contained.
ii.	Activities to protect the life and health of the surrounding communities.
iii.	Monitoring of the following resources: water, air and land.
iv.	Activities to protect and preserve fauna and flora in the area of influence and.
v.	Operational attention and verification of the causes which led to the incident.

In terms of attention to the incident, Ecopetrol coordinated actions and additional mitigation activities with several Colombian governmental authorities, including: the municipalities of Barrancabermeja, San Vicente de Chucurí and Puerto Wilches, the Department of Santander, the Environmental Regional Autonomous Authority of Santander, the Environmental Police of Barrancabermeja, the National Licensing Authority, the Colombian Red Cross, the Civil Defense, the Ministry Public, the Hydrocarbons National Authority, the Ministry of Environment and Sustainable Development, the Institute of Hydrology, Meteorology and Environmental Studies and, the Colombian Public Defender Office.

In addition, for the preparation and performance of the Environmental Recovery Plan (PRA) which Ecopetrol proposed and filed before the environmental authorities, Ecopetrol had the support of the Biological Resources Investigation Institute Alexander Von Humboldt (pursuant to which a contract was entered into between the aforementioned parties). Furthermore, to ensure the attention and management of wildlife actually and potentially affected by the incident, Ecopetrol had the support and advice of Cabildo Verde Sabana de Torres, a non-governmental agency.

On another hand, the government of Colombia, through the Ministry of Environment and Sustainable Development, requested an independent audit review from a group of environmental and humanitarian experts, composed by the Joint UNEP/OCHA Environment Unit (JEU) and the activation of the UNDAC mechanism of the United Nations Office for the Coordination of Humanitarian Affairs. The aforementioned experts delivered a report that included a set of conclusions and recommendations which were accepted and included by Ecopetrol within the guidelines of its Environmental Recovery Plan (PRA).

The following are the most important milestones which were carried out by Ecopetrol in the attention of the incident:

Since April 8, 2018, Ecopetrol intervened the Lisama Well with a snubbing unit (specialized unit which handles pressure), with the purpose to verify the integrity of the casing, the cement used for the casing and to seal off the area where the spill was occurring. These activities finalized successfully on May 8, of 2018, when the Lisama Well was finally plugged with a double seal of cement.

On May 27, 2018, after ensuring that the activities described above were successfully performed to control the spill, the 63 families (approximately 177 individuals) which were directly affected by the spill returned to their homes.

On June 2, 2018, the technical abandonment of the Lisama Well initiated, a process which ended on the July 11, 2018.

On October 19, 2018 and in compliance to Resolution 1767 of 2006, Ecopetrol filed before the ANLA the Environmental Recovery Plan (PRA), whereby a plan to perform several activities to ensure the recovery of affected natural resources (water, air and land) plus fauna and flora was prepared, including the following aspects:

Components of intervention:

1.	Activities to recover the biotic environment.

2.	Activities to recover the abiotic environment.

3.	Socio-economical activities.

4.	Follow up activities.

Intervention strategies:

1.	Water: Recovery of affected water bodies.

2.	Land: Dismantling of the protection and defense mechanisms in place and reconfiguration and land suitability procedures on the site of the spill.

3.	Flora: Following up and monitoring of regeneration regarding sapling and pole stage (brinzal y latizal) specimens; following up and monitoring of affected specimens; recovery of vegetation in place; recovery of the riparian vegetation of the gorge La Lizama and La Muerte canyon; incorporation of tree nurseries for the riparian vegetation recovery.

4.	Fauna: Activities to manage wildlife specimens affected.

5.	Social and Economical: Information and awareness campaigns.

6.	Monitoring: Supervising and following up procedures of natural recovery.

Additionally, Ecopetrol has been reporting the advances achieved of the Environmental Recovery Plan (PRA) to all competent authorities.

Investigations and legal claims

Investigations

As of the date of this report the following investigations are being conducted by environmental authorities and control agencies in respect of the incident:

•	The National Environmental Licensing Authority opened an investigation for environmental damages alleging violation of, among others, the due implementation of the Contingency Plan. The investigation is currently in the evidentiary stage.

•	The Attorney General’s Office (First Solicitor’s Office Delegate for Administrative Supervision) opened a disciplinary investigations against certain Ecopetrol’s employees for alleged disciplinary infringements related to the oil well abandonment process. The Company´s employees currently being investigated are:

(i) Felipe Bayón (CEO and former Chief Operating Officer)

(ii) Héctor Manosalva Rojas (former Vice-President of Development and Production)

(iii) Ricardo Ernesto Coral Lucero (former Vice-President of the Central Region)

(iv) Oscar Ferney Rincón (Development and Production Operations Manager of the De Mares region)

An initial suspension order against those Ecopetrol workers was at first issued and lifted in August 2018. Currently their investigations are in the probationary stage.

•	The Prosecutor’s Office – National Human Rights Unit and International Human Rights has conducted a preliminary investigation against Ecopetrol and governmental employees for the alleged crime of environmental pollution due to the exploitation of mining or hydrocarbon deposits. Currently the investigation is in the pre-trial stage.

Legal Claims

As of the date of this annual report:

•	Seven writs of protection (injunctive actions) seeking the protection of fundamental rights have been ruled in favor of Ecopetrol.

•	In addition, there are two additional actions that have been filed before the Administrative Court of Santander, related to the Lisama 158 incident:

- Approximately 600 people, members of the community and fishermen who live in the vicinity of where the incident took place, filed a class action in the amount of COP $614,503,232,689, seeking compensation for damages allegedly suffered as consequence of the incident.

- Senator Antonio Eresmid Sanguino filed a class action seeking protection of collective rights (no compensation or indemnification petitions), arguing that the incident led to the destruction of (i) people´s health and (ii) damages to the environment caused by the incident.

As of the date of this annual report, both complaints were properly answered and are currently awaiting the commencement of the evidentiary stage.

3.9.1.2           Cenit

Cenit established its own HSE Management System based on Decree 1072 of 2015 in 2017, and this was implemented during 2018. Cenit is also leading the definition of standard HSE key process indicators (“KPIs”) for all of the midstream subsidiaries to be able to measure the transportation business as a whole and share the lessons learned and best practices within the industry. Cenit consolidated the 2018 KPIs and agreed upon the goals for 2019 for the transportation business to obtain the results for each subsidiary and for the entire group. Local and field operations are mainly conducted under Ecopetrol’s HSE model and guidelines.

3.9.1.3           Cartagena Refinery

In 2018, around 6,779,729 man-hours were employed conducting Reficar’s business activities. Our HSE performance indicators for Process Safety Incident (ISP) and Environmental Incident (EI) were well within our established expectations, but the indicator for Total Recordable Cases (TRIF) exceeded our established expectations (TRIF=1.2).

The following table covers Reficar’s TRIF for 2016, 2017 and 2018, which include Ecopetrol Operation and Maintenance (O&M), Reficar and subcontractors. The table presents statistics related to construction, pre-commissioning, start-up and operating activities. Reficar has not reported fatalities (accidents that caused deaths) during the period 2010 – 2018.

Table 39 – Performance Indicators

METRIC	2018	2017	2016
Man-hours	6.779.729	7.495.531	10.351.896
Recordable accidents	12	9	29
Total recordable cases (TRIF)*	1,77	1,2	2,80
Environmental Incidents (EI)	0	0	0
Process Safety Incidents (ISP)*	0	0,13	0,19

*	In the second half of 2016, these risks were associated with the new stage of operation of the units. For 2017 and 2018, these risks were associated with normal operations.

The results of other related performance indicators during 2018 were:

i.	Lost Time Injury Incidents: 7 incidents, which include for 7 Ecopetrol O&M and 0 incident for Reficar and subcontractors;

ii.	Medical Treatment Injury: zero incidents.

iii.	Restricted Work Incidents: 5 incidents, which include 5 for Ecopetrol O&M, and 0 incidents for Reficar and subcontractors;

iv.	Environmental Incidents: zero; and

v.	Process Safety Incidents: zero.

3.9.2       Corporate Responsibility

During 2018, Ecopetrol updated its corporate responsibility strategic guidelines. These updated guidelines were developed based on the following three pillars:

•	Corporate Integrity: seeks for coherence between what we declare and what we and our workers practice, in such a way that trusting relationships are generated and maintained with our stakeholders.

•	Business and Human Rights: Seeks for us to behave in accordance with current international standards, which call for respect for human rights in all our activities.

•	Sustainable Development Goals and the 2030 Agenda: We frame our business activities and business actions in compliance with the sustainable development goals and targets, taking into account the Colombian Government’s international commitment to reach them by 2030. Of the 17 goals, Ecopetrol prioritized five, which we believe we can contribute to their achievement from a business know-how standpoint.

As in previous years, during 2018 the Corporate Responsibility Area consulted the perceptions and expectations of our seven stakeholder groups (shareholders and investors; associates and partners; clients; contractors and its employees; employees and pensioners; community and local government; and national government) in respect of eleven attributes (i.e. compliance with made commitments, ethical and transparent behavior, responsibility with the community, the environment and Human Rights, among others).

On average, 73% of respondents rated these attributes in the two highest options on the scale. This represents an improvement of 3% to the result obtained in 2017 (70%). Of particular note, are the improvements in results obtained in the community and local government and associates and partners stakeholder groups.

During 2018, following the United Nations Guiding Principles on Business and Human Rights, we conducted two Human Rights risk assessments for the activities we carry out in our Oriente and Orinoquía regions, which represent the largest part of our gross production. As a result of the evaluations, action plans were proposed, which will guide the incorporation of the results in the processes of each relevant company.

Additionally, in 2018 we applied the Corporate Social Responsibility self-diagnosis designed by UNICEF for children and adolescents. The recommendations we received from this self-diagnosis will also be incorporated into the processes of each relevant company.

3.9.3       Environmental Sustainability

3.9.3.1           Environmental Practices

Ecopetrol S.A.

During 2018, the environmental management strategy of Ecopetrol included the following components:

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

c.	Research and Technology: reducing our greenhouse gas emissions through action on research and development, process optimization, implementation of energy efficient strategies, carbon capture and sequestration and diversification into low-carbon energy sources; and

d.	Involvement in Policymaking: informing and influencing government policies on climate change.

(iii)	Sustainable productive projects and biodiversity: this strategy has as its main objective the adequate management of biodiversity and ecosystem services, aiming to work for the welfare of communities. It has four major areas of work: (i) multifunctional landscape management, (ii) biodiversity conservation, (iii) non-oil income generation and (iv) transfer of technical capabilities for developing sustainable projects.

(iv)	Eco-efficiency: this strategy aims to maximize our efficient use of resources and mitigate our environmental impacts. Through this strategy, which extends to our supply chain, we seek to utilize energy, materials and, in general, all natural resources as efficiently as we can, thereby reducing the environmental impacts from our operations and projects and minimizing emissions, effluents and waste disposal from our operations and projects while taking into account our production benchmarks.

(v)	Integrated Management of Water Resources: In 2018 Ecopetrol updated its water management strategy to focus on the following areas: (i) operational efficiency in water management; (ii) sustainability and water security in the environment; and (iii) water planning and governance. This strategy is aligned with the 2010 National Water Resources Policy, the 2018-2022 National Development Plan, the Green Growth Mission and the UN 2030 Sustainable Development Goals.

In 2018, Ecopetrol reported its performance related to environmental management in its Sustainability Management Report to relevant institutions focused in promoting sustainable issues, such as the environmental benchmarking of Asociación Regional de Empresas del Sector Petróleo, Gas y Biocombustibles en Latinoamérica y el Caribe (ARPEL).

Ecopetrol is committed to improving the quality of the fuels it supplies in order to contribute to a better air quality for Colombians and comply with fuel quality regulations. Taking advantage of being an integrated company, after April 2018, we reduced the sulfur content in our diesel B2 (98% fossil and 2% biodiesel) to under 25 ppm. In particular, in December 2018, the diesel that we distributed in Colombia had an average of 16 ppm of sulfur and the gasoline we distributed had an average of 108 ppm of sulfur, values that are lower than the current local regulations of 50 ppm in diesel and 300 ppm in gasoline.

In compliance with Ecopetrol's Climate Change Strategy, since 2010, we have developed greenhouse gas reduction projects in various of our operating areas. As a result, in 2018, we achieved a reduction of about 1.2 million tons of CO2e, through the implementation of projects in energy efficiency and reducing gas flaring, among others.

3.9.4       Energy Initiatives

Ecopetrol has been undertaking significant efforts to make efficient and rational use of energy resources in its production processes and to reduce energy consumption, costs and carbon dioxide emissions. We focus on efficiency, reliability, optimization and energy diversification.

Refining

During 2018, the Barrancabermeja refinery’s average monthly energy consumption was 66 GWhm (gigawatts per hour per month), provided through self-generation. The Cartagena Refinery’s average monthly energy consumption was 67 GWhm (gigawatts per hour per month), 100% was provided through self-generation.

Production

Further, during 2018, Ecopetrol S.A.’s production segment had an average monthly energy consumption of 399 GWhm (gigawatts per hour per month) for its direct operation, from which 68% was provided through self-generation and the remaining 32% with non-regulated energy purchased from the National Transmission System.

The cost of power transmission and the cost of operation and maintenance for the self-generation centers of the Rubiales field were reduced through the renegotiation of the contracts.

We also began the construction of our first solar complex that will allow us to supply part of the energy required by the Castilla field, becoming the largest self-generation park with non-conventional renewable sources in Colombia.

Transport

The cost of power transmission for Oleoducto de los Llanos (ODL) was reduced due to the optimization of its take or pay contract.

3.10        Related Party and Intercompany Transactions

Set forth below is a description of material related-party transactions. For additional information about transactions with related parties, see Note 29 to our consolidated financial statements.

Ocensa

Ecopetrol S.A. has entered into a number of agreements with its 72.65%-owned subsidiary, Ocensa, of which the following are the most significant:

•	In March 1995, Ecopetrol S.A. entered into an agreement for the transportation of crude oil through the Ocensa pipeline. Pursuant to the terms of this agreement, Ecopetrol S.A. was required to make monthly payments that varied, depending on both the volume of crude oil transported through the pipeline and a tariff imposed by Ocensa on the basis of Ocensa’s financial projections and their expected volumes of crude oil. On January 17, 2013, this agreement was amended as a result of Ocensa’s new business model. Among other changes, this amendment to the transportation agreement establishes the payment of the tariff, calculated according to Resolutions issued in 2010 by the Ministry of Mines and Energy. In 2013, another amendment was executed that modified the terms by which the payments of invoices should be made. In 2015 Ecopetrol received a temporary release of capacity from Vitol of 24,000 barrels per day for segment I and II and 14,000 barrels per day for segment III.

On July 29, 2014, after Ocensa implemented and carried out an open process to receive offers to enter into transportation agreements for an extended capacity of approximately 135,000 barrels per day in Ocensa’s pipeline (the “P135 Project”), Ocensa accepted the proposal made by Ecopetrol S.A. to enter into a ship-or-pay transportation agreement for 70,000 barrels per day of crude.

On November 20, 2014, after a total and definitive assignment agreement that was notified to Ocensa on December 15, 2016, Ecopetrol became the successor of Hocol, of a ship-or-pay transportation agreement for 17,500 barrels per day, thus increasing Ecopetrol’s contracted capacity in the P135 Project to 87,500 barrels per day.

On July 1, 2017, with the consent of Ecopetrol and Ocensa, and as contemplated in the Act of Commencement of Operations issued by the Ministry of Mines and Energy (Resolution 31344 dated April 27, 2017), Ocensa started supplying increased capacity in the P135 Project.

On July 17, 2018, Ecopetrol and Ocensa entered into an amendment to the P135 ship-or-pay transportation agreements mentioned above (consisting of a capacity of 87,500 barrels of crude per day) in order to adjust the standard tariff and monetary conditions. This followed Ocensa having entered into a settlement agreement as approved by an arbitration panel with Frontera Energy Colombia and executed on May 15, 2018 pursuant to which the transportation tariff and monetary conditions in Ocensa's ship-or-pay transportation agreement with Frontera Energy Colombia in respect of the P135 Project were adjusted. Therefore, in application of regulatory principles, Ocensa offered similar terms to the remaining shippers of the P135 Project, including Ecopetrol, and executed (i) settlement agreements with those who accepted Ocensa's offer and (ii) the corresponding amendments to the transportation agreements.

In 2018, payments made by Ecopetrol S.A. under these two agreements amounted to US$1.049 million.

•	On July 10, 2012, Ecopetrol entered into a ship-or-pay agreement for the unloading of up to 8 thousand barrels per day of crude oil barrels at Ocensa’s unloading facilities. This agreement was later amended on March 12, 2013 and on July 19, 2013. The fees correspond to a cost of US$1.50 per barrel of crude oil that is unloaded. The agreement has a term of five years. On April 11, 2014 Ecopetrol entered into an additional ship-or-pay agreement for the operation of Ocensa’s unloading facilities by means of which Ecopetrol has the right to unload an additional volume of up to 2,000 barrels per day. The additional agreement has a five-year term. On 2015, as a result of certain modifications made by Ocensa to the unloading facilities that make it possible to receive crude with lower API gravity, the parties signed an addendum to the agreement whereby crude of 18 API can be unloaded by Ecopetrol at Ocensa’s facilities. On March 2016 Ocensa temporarily modified the fee for unloading operations based on the stretch market conditions to US$0.50 per barrel of crude oil that is unloaded. By virtue of these agreements, Ecopetrol S.A. paid fees of US$2.39 million to Ocensa in 2017. On December 2017 the parties agreed to extend the term of the agreements for one year until April 2019. In 2018 Ocensa added an additional discount of US$0.45 per barrel of crude oil that is unloaded. In 2018, payments made by Ecopetrol S.A. under these agreements amounted to US$3.54 million.

•	On October 28, 2013, Ecopetrol entered into a natural gas supply contract in force until November 30, 2018, pursuant to which Ecopetrol S.A. supplies gas to Ocensa and receives a fixed price per MBTU (million British Thermal Units). This agreement replaced the contract for natural gas supply in Cusiana entered into in December of 2004, under which Ocensa paid a variable rate to Ecopetrol. In 2018, Ecopetrol S.A. received an aggregate sum of US$5.25 million under the contract.

Ocensa has entered into the following agreements, among others, with some of our other subsidiaries:

•	In March 1995, Equion and Santiago Oil Company entered into agreements for the transportation of crude oil through the Oleoducto Central S.A. (Ocensa) pipeline. In November 2012, Equion and Santiago Oil Company transferred, by means of various transactions, its shares (24.8%) and transportation rights (19.8%) holdings in the Ocensa pipeline to wholly owned subsidiaries of Ecopetrol S.A. (51%) and Talisman (49%). Equion and Santiago Oil Company kept 5% of transportation rights in Ocensa. In 2014, the transportation fees billed by Ocensa were: Equion (US$44.4 million), Santiago Oil Company (US$3.8 million) and Hocol (US$30.8 million). On January 17, 2013, this agreement was amended as a result of Ocensa’s new business model. Among other changes, the amendment to the transportation agreement establishes that tariff payments are to be calculated according to resolutions issued by the Ministry of Mines and Energy. On May 23, 2013, another amendment was executed that modified the terms by which the payments of invoices should be made. In 2018, Equion paid Ocensa US$2 million and Santiago Oil Company US$0.025 million, in each case for transportation fees. Hocol paid Ocensa, as assignee of transportation rights from original shippers, US$ 10.8 million in 2018.

•	On July 9, 2012, Ocensa and ODL entered into a strategic alliance for the dilution of crude oil in the Cusiana station. The term of this contract is of five years. Once the initial term of the agreement ends, Ocensa has a purchase option over the assets that perform the dilution process. In 2015, the parties signed two addenda to the agreement in order to include additional construction work to be conducted by ODL and supervised by Ocensa for an agreed fee. In 2018 the parties agreed to extend the agreement for six months in order to negotiate the general terms and conditions for the following years. ODL paid Ocensa US$4.1 million under this contract in 2018.

Oleoducto de Colombia S.A. (ODC)

Ecopetrol S.A. entered into the following agreements with its 73%-owned subsidiary, ODC:

•	In July 1992, a ship-and-pay agreement was signed for the transportation of hydrocarbons. Pursuant to this agreement, Ecopetrol S.A. must pay a previously agreed tariff for the volume of hydrocarbons transported. The duration of this agreement is indefinite; however, the contract will remain in force as long as Ecopetrol S.A. holds shares in Oleoducto de Colombia S.A., whether directly, or through an affiliate. As of January 2013, the parties agreed that the applicable tariff would be the one set by the Ministry of Mines and Energy (the “MME Tariff”). The MME Tariff had been set in 2011 for a four-year term, with a yearly adjustment based on the consumer price index. In 2018, payments made by Ecopetrol S.A. under this agreement amounted to US$80 million.
62

•	In August 1992, an operation and maintenance agreement was signed for the Vasconia and Coveñas terminals both property of ODC. The duration of this agreement is indefinite, but can be terminated by any party upon six months’ notice. The initial contract included services rendered by Ecopetrol directly or by third-party contractors hired by Ecopetrol through mandate, with a variable surcharge over expenses and third-party contracts between 5% and 12% plus any applicable taxes. In 2014, an amendment to the agreement was signed, adjusting the monthly fixed rate to include expenses of services rendered directly by Ecopetrol, plus an additional 10% fee, and to eliminate the administrative surcharge. The contract also includes a variable sum related to contracts and purchases made by Ecopetrol through mandate. In March 2015, the monthly rate was adjusted for both Vasconia and Coveñas Stations. In March 2016, an amendment to the agreement was signed, adjusting the agreement’s scope to include the pipeline’s maintenance and adjusting the monthly fixed rate. In December 2017, an amendment to the agreement was signed, adjusting the agreement’s scope according to the change of the maintenance model of the midstream segment. In March 2018, the parties amended the agreement in order to narrow the scope to the purchase and contracting management, and adjust the monthly rate. Pursuant to the terms of this agreement, ODC paid approximately US$5.8 million in 2018

•	In March 1998, a joint operation agreement was signed for the TLU-1 Coveñas buoy. The duration of this agreement is indefinite and can be terminated by mutual agreement. In December 2013, Ecopetrol S.A. assigned its rights under this agreement to Cenit, though Ecopetrol S.A. kept its role as operator under the agreement. Pursuant to the terms of this agreement, ODC paid Ecopetrol S.A. approximately US$7 million in 2018.

•	In September 1999, a joint operation agreement was signed for the TLU-3 Coveñas buoy between Ocensa, ODC and Ecopetrol. Pursuant to the terms of this agreement, ODC paid approximately US$2.7 million in 2018. The duration of this agreement is indefinite. In December 2013, Ecopetrol S.A. assigned its rights under this agreement to Cenit, though Ecopetrol S.A. kept its role as operator under the agreement.

•	In July 2006, an operation and maintenance agreement was signed for the Caucasia station and the Vasconia-Coveñas pipeline system. The duration of this agreement is indefinite. Since 2010, this agreement only covers the operation of the Caucasia station and the Vasconia-Coveñas pipeline system, both property of ODC. The initial contract included services rendered by Ecopetrol directly or by third-party contractors hired by Ecopetrol through mandate; with a variable surcharge over expenses and third-party contracts between 5% and 12% plus any applicable taxes. In 2014, an amendment to the agreement was signed, adjusting the monthly fixed rate to include expenses of services rendered directly by Ecopetrol, plus an additional 10% fee, and to eliminate the administrative surcharge. The contract also includes a variable sum related to contracts and purchases hired by Ecopetrol through mandate. In 2015, an addendum was signed which adjusted the fixed rate. In March 2016, an amendment to the agreement was signed, adjusting the agreement’s scope to include the station’s maintenance and adjusting the monthly fixed rate. In December 2017, an amendment to the agreement was signed, adjusting the agreement’s scope according to the change of the maintenance model of the midstream segment. In 2018, the agreement was terminated and the scope of services was incorporated into the parties’ Operation and Technical Supervision Agreement in respect of the Vasconia and Coveñas fields.

ODC has entered into the following agreements with some of our other subsidiaries:

•	Between March 1992 and January 1993, Hocol, Equion and Santiago Oil Company each entered into agreements with ODC for the transportation of crude oil through the Vasconia-Coveñas pipeline. The term of each of these agreements is indefinite. As of January 2013, the applicable tariff is the one set by the Ministry of Mines and Energy. In 2018, the transportation fees billed by ODC were: Equion (US$2.5 million), Santiago Oil Company (US$0.0001 million) and Hocol (US$0.17 million).

Oleoducto de los Llanos Orientales (ODL)

Ecopetrol S.A. has entered into the following agreements, among others, with its 65%-owned subsidiary, ODL:

•	In March 2009, Ecopetrol S.A. entered into a ship-or-pay agreement with ODL that establishes a financing tariff used to pay ODL’s indebtedness to Grupo Aval for five years. This agreement was superseded by a new contract executed in May 2010, with a seven-year term, to reflect new conditions agreed with Grupo Aval. In August 2013, this contract was amended, providing a new term of seven years, including a two-year grace period, and an interest rate of DTF + 2.5%. This financing tariff is collected through a trust fund, which in turn is responsible for making the debt service payments to Grupo Aval. Under this agreement, ODL has committed to transport 75,000 bpd during the initial two-year grace period of the facility and 90,000 bpd during the remaining years, including the new term. Ecopetrol S.A. is responsible for 65% of this capacity. Payments by Ecopetrol S.A. under this contract were COP$96.9 billion in 2018.

•	In September 2009, Ecopetrol S.A. entered into a second ship-or-pay agreement with ODL that establishes a financing tariff collected through a trust fund that in turn is responsible for making debt service payments to security holders. Under this agreement, ODL committed to transport 19,500 bpd during the first phase of the ODL project (which began in September 2009 and ended in the first quarter of 2010) and 39,000 bpd upon commencement of the second phase of the ODL project which occurred in the first quarter of 2010 and was completed in the third quarter of 2016, the termination date of the agreement.

•	In December 2009, Ecopetrol S.A. entered into a service agreement with ODL to transport crude oil. This agreement was replaced in January 2014 by a new agreement that expires in December 2020. This is a ship-or-pay agreement covering 167,000 bpd for 2014, 149,000 bpd for 2015 and 139,000 bpd until 2020. In January 2017, this agreement was amended in order to maintain the economic and commercial balance for the parties, based on changes to the standard condition of the system (to transport crude oil with a 690 cStk viscosity), reducing the “ship-or-pay” capacity from 139,000 bpd to 129.139 bpd until 2020. Payments by Ecopetrol S.A. under this contract were COP$627.4 billion in 2018.

•	In March 2010, Ecopetrol S.A. entered into a pipeline operating and maintenance agreement with ODL. This agreement had an original five-year term and was amended in 2015 to extend the term another ten years, adjusting certain conditions. In January 2017, this agreement was partially assigned by Ecopetrol to Cenit, due to matters related to the management of plants and pipeline assets. In August 2017, the maintenance obligations were partially assigned by Ecopetrol to a third party. In October 2017 and February 2018, the name of the contract, some technical definitions and the annexes of the contract were updated and certain Ecopetrol’s obligations were removed, in line with the partial assignment, Pursuant to the terms of this agreement, ODL paid to Ecopetrol S.A. COP$6.17 billion, plus applicable taxes, in 2018. In addition, pursuant to the partial assignment ODL paid to Cenit COP$1.18 billion, plus applicable taxes, in 2018.

•	In June 2013, Ecopetrol S.A. entered into a five-year service agreement with ODL to dilute, in the facilities of the Cusiana field, crude oil transported in the Rubiales – Monterrey/Cusiana pipeline, with a committed capacity of 182,000 bpd. In January 2014, this agreement was amended to include an oil transfer service that has a take-or-pay volume of 15,000 bpd, and the term was renewed for a new five-year period. In November 2017, this agreement was amended to reflect new commercial conditions related to fees. Pursuant to the terms of this agreement, Ecopetrol paid to ODL COP$27.8 billion in 2018.

•	In August 1, 2015, ODL entered into an indefinite management agreement with Oleoducto Bicentenario by means of which ODL receives legal representation and provides management services to Oleoducto Bicentenario. In August 1, 2017, the agreement was amended in order to change the way ODL is remunerated by this service, improving the structure of the agreement. Pursuant to the terms of this agreement, Bicentenario paid to ODL COP$8.2 billion plus applicable taxes in 2018.
64

Oleoducto Bicentenario de Colombia S.A.S.

Ecopetrol S.A. has entered into the following agreements, among others, with its 55.97% owned subsidiary, Oleoducto Bicentenario:

•	In June 2012, Ecopetrol S.A. entered into ship-or-pay and ship-and-pay agreements with Oleoducto Bicentenario for the transportation of crude oil from Araguaney to Banadía that established a price which requires the payment of Oleoducto Bicentenario’s indebtedness to local banks for 12 years. This tariff is collected through a trust; the trust is also responsible for making the debt service payments to the banks. The duration of the ship-or-pay agreement is the earlier of 12 years or when the credit has been entirely paid, and the duration of the ship-and-pay agreement is 20 years after the ship-or-pay terminates. Under these agreements, Oleoducto Bicentenario has committed to transport at least 110,000 bpd, of which 55% of the agreement volume is provided directly by Ecopetrol S.A. and 0.97% indirectly by Hocol. In March 2014, the parties signed an amendment to these agreements under which Oleoducto Bicentenario acknowledges having received an advance tariff payment which can be amortized through volumes of crude transported in excess of 110,000 bpd. In April 2015, these agreements were amended to modify certain definitions to reflect new terms from the negotiation of the debt, which included a modification of participant banks and a reduction of the interest rate. In March 2017, the parties signed an amendment to these agreements in order to include the terms and conditions of the “contingent service” that involves the transportation of crude oil from Banadía to Araguaney when this service is required, and includes a ship-or-pay commitment of 270,000 bpd when the contingent service is needed. In addition, this amendment includes an equivalent credit note of one and a half days of service into the original ship-or-pay agreement for the transportation of crude oil from Araguaney to Banadía. Hocol has signed an amendment to the transportation agreement from Araguaney to Banadía, in order to receive the related credit note in case that the availability of the service in that direction is suspended in order to enable the contingent service (Banadía-Araguaney). In September 2017 the agreement was amended to specify that the “contingent capacity” could be over 180.000 barrels per any “contingent service” operation and to extend the term until July 30, 2018. In July 2018, the agreement was amended to extend the term to provide the “contingent service” until March 23, 2019. In September 2018, this agreement was assigned by Hocol to Ecopetrol. In November 2018, the agreement was amended to remove the restriction on the number of contingent services during 2018. Pursuant to the terms of these agreements, in 2018 Ecopetrol and Hocol paid to Bicentenario S.A. COP$785.4 billion.

•	In June 2012, Ecopetrol S.A. and Hocol entered into storage or pay and storage and pay agreements with Oleoducto Bicentenario. Under these agreements, Oleoducto Bicentenario is committed to receive, store, preserve and deliver our crude oil. The storage or pay agreement will terminate when Oleoducto Bicentenario’s indebtedness to local banks has been entirely paid, and the duration of the storage and pay agreement is 20 years after the storage or pay agreement terminates. In April 2015, this contract was amended to modify certain definitions to reflect new terms from the negotiation of the debt, which included a modification of participant banks and a reduction of the interest rate. In September 2018, this agreement was assigned by Hocol to Ecopetrol. Pursuant to the terms of this agreement, Ecopetrol and Hocol paid to Bicentenario COP$24.8 billion, plus applicable taxes, in 2018.

•	In August 2012, Ecopetrol S.A. entered into an Operation and Maintenance agreement for the Araguaney – Banadia pipeline system. The duration of this agreement is 15 years. This agreement was partially assigned in January 2017 by Ecopetrol to Cenit due to matters related to the management of plants and pipeline assets. In July 2018 Oleoducto Bicentenario and Cenit signed a settlement agreement to recognize costs related to this contract. Pursuant to the terms of those agreements, Bicentenario paid to Cenit COP$1.47 billion, plus applicable taxes, in 2018.

•	In November 2017, the maintenance obligations of the transportation system were partially assigned to Cenit S.A.S. During December 2017 the agreement was modified to exclude from its scope the Araguaney and Banadía Stations’ maintenance. In November 2018 the pipeline maintenance obligations were extended until April 2019. Pursuant to the terms of this agreement, Bicentenario paid to Ecopetrol S.A. COP$8.33 billion, plus applicable taxes, in 2018.

Ecodiesel

•	Ecopetrol S.A. entered into a supply agreement with Ecodiesel Colombia S.A. (“Ecodiesel”), a company in which Ecopetrol S.A. has a 50% equity interest. This agreement has been operative since August 1, 2010. Pursuant to the terms of this agreement, Ecodiesel must deliver to Ecopetrol S.A. and Ecopetrol S.A. must in turn purchase 48,100 barrels of Ecodiesel’s biodiesel production each month. Payments vary depending on the purchased volumes and the prices of biodiesel. This agreement was renewed on January 25, 2018 and expires on January 31, 2021. In 2018, a total of COP$266 billion was paid under this contract.

Savia Peru S.A.

•	On February 19, 2016, Ecopetrol S.A., as lender and shareholder of 50%, and Savia Perú, as borrower, entered into a five-year loan agreement for an aggregate principal amount not to exceed US$70 million. The proceeds of the facility will be used to (i) repay short term loans and (ii) pay shortfalls related to final judgments (in case they materialize). The loan agreement accrues interest at an annual rate of 4.99%, which can be adjusted on an annual basis, with semi-annual interest payments and principal payments beginning on the 21st month following the disbursement date. Total disbursement was US$57 million through the disbursement period ended on December 31, 2017. As of April 2019, the outstanding balance of the obligation with Ecopetrol is US$35 million under the loan agreement. Korea National Oil Corporation (KNOC), as shareholder of the other 50% of Savia Perú, signed a facility under the same terms and conditions as described above.

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

For the years ended December 31, 2018, 2017 and 2016, we purchased the following volumes of crude oil from the ANH (National Hydrocarbon Agency) corresponding to royalties paid in kind by oil producers in Colombia: 37.6 million barrels, 40.3 million barrels and 42.9 million barrels, respectively. See the section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Royalties for a description of the current royalty scheme.

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

Table 40 – Group 1 Downstream Program

	Limit (eel/agg)(1)		Deductible		Ecopetrol
	Onshore	Off shore	On shore	Off shore	Downstream	Reficar	Bioenergy	Esenttia
	(figures in USD millions)
Policies
Property all risk	3.50	N/A	5	N/A	X	X	X	X
Sabotage and terrorism	600	N/A	0.5	N/A	X	X	X	X

(1)	Eel: each and every loss. Agg: Aggregate.

Group 2 – Upstream Program: This program provides coverage for upstream (assets and operations) of Ecopetrol’s interests and all of its upstream subsidiaries. Coverage includes all physical damage, sabotage and terrorism and control of wells.

Table 41 – Group 2 Upstream Program

	Limit (eel/agg)* (1)		Deductible			Ecopetrol			Santiago	ECP				ECP Costa
Policies	Onshore	Offshore	Onshore	Offshore		Upstream	Equion	Hocol	Oil	America	Brazil	ODL	Cenit	Afuera
	(figures in USD millions)
Property all risk	400(2)		0.25 for assets over 5 million; 0.05 for assets under 5 million	0.5		X	X	X	X	N/A	N/A	N/A	N/A	X
Sabotage and terrorism	55	0	0.5	N/A		X	X	X	X	N/A	N/A	N/A	N/A	X
Control of Wells	250 / 100(3)	800/ 162.5 / 135	0.25	5	/6	X	X	X	N/A	X	X	N/A	N/A	X

(1)	Eel: each and every loss. Agg: Aggregate.

(2)	US$250 million Property All Risk but US$400 million Maximum Loss limit and in the aggregate in respect of earthquakes.

(3)	Drilling: US$250 million; Production: US$100 million for wells with a depth of 10.001 or more feet, US$75 million for wells with a depth between 5.001 and 10.000 feet, and US$50 million for wells with a depth between 0 and 5.000 feet.

Group 3 – Transversal Program: This program provides coverage for downstream, upstream and midstream operations of Ecopetrol and its subsidiaries and all of its subsidiaries in excess of their local insurance programs. Coverage includes general liability, directors and officers, cargo, crime and charterers’ liability.

Table 42 – Group 3 Transversal Program

	Limit (eel/agg)(1)
Policies	Limit (eel/agg)(1)	Deductible	Ecopetrol	Reficar	Esenttia	Bioenergy	Equion	Hocol	Santiago Oil	ECP America	Brazil	Cenit	Ocensa	ODL	OBC	ODC
	(figures in USD millions)
Third Party Liability	500	1	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Crime	75/150	Various	X	X	X	X	X	X	X	X	X	N/A	N/A	N/A	N/A	N/A
Directors & Officers	170	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Cargo	120	3% dispatch	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Charterers	750	0.02	X	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Eel: each and every loss. Agg: Aggregate.

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

Ecopetrol’s midstream subsidiaries (Cenit, Ocensa, ODL, Bicentenario and ODC) have an independent program for its oil transportation companies (including crime and directors & officers policies).

Table 43 – Midstream Program

	Limit (eel/agg)(1)				Deductible
	Onshore		Offshore		Onshore		Offshore		Cenit	Ocensa	ODL	OBC	ODC
	(figures in millions of USD)
Policies
Property all risk	200	(2)	200	(2)	0.25		0.5		X	X	X	X	X
Sabotage and terrorism	70		20	(3)	0.075		0.5		X	X	X	X	X
Third Party Liability	100		100		0.35	(4)	0.35	(4)	X	X	X	X	X

(1)	Eel: each and every loss. Agg: Aggregate.
(2)	US$200 million each company and an aggregated excess shared limit of US$500 million.
(3)	Included in property all risk policy.
(4)	US$0.35 million for pollution and US$0.09 million other events.

The corporate insurance programs detailed above are subject to particular conditions, limits, sub-limits, deductibles, guarantees and exclusions applying for each line of insurance and each coverage. For purposes of this annual report, only the main limits and deductibles were mentioned in each group.

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

3.12        Human Resources/Labor Relations

3.12.1     Employees

As of December 31, 2018, the Ecopetrol Corporate Group had 12,228 employees, an increase of 4.3% from 2017. Most of our employees are located in Colombia. The table below presents the breakdown of Ecopetrol employees according to the business segments where they work, and the personnel of our subsidiaries for the years ended December 31, 2018, 2017 and 2016.

Table 44 – Corporate Group’s Employees

	As of December 31,
	2018	2017	2016
	(number of employees)
Ecopetrol S.A.
Exploration and Production
Exploration	215	197	225
Production	2,258	2,141	2,095
Others	758	639	452
Total Exploration and Production	3,231	2,977	2,772
Downstream
Refining	2,696	2,669	2,685
Marketing	136	132	133
Others	74	67	72
Total Downstream	2,906	2,868	2,890
Transport	798	817	949
Others	351	330	244
Total Operations	7,286	6,992	6,855
Corporate	2,417	2,290	1,993
TOTAL ECOPETROL S.A.	9,703	9,282	8,848

	As of December 31,
	2018	2017	2016
	(number of employees)
Ecopetrol America Inc.	68	70	71
Bioenergy S.A.S.	441	358	145
Bioenergy Zona Franca S.A.S.	279	316	258
Hocol S.A.	221	205	179
Equion Energía Limited	284	298	321
Oleoducto Central S.A.	275	290	290
Oleoducto de Colombia S.A.	3	1	2
Oleoducto de los Llanos S.A.	75	68	55
Oleoducto Bicentenario de Colombia S.A.S.	0	0	0
Ecopetrol del Perú S.A.	0	0	0
Ecopetrol Costa Afuera de Colombia S.A.S.	0	6	0
Refinería de Cartagena S.A.S.	153	185	170
Ecopetrol Óleo e Gás do Brasil Ltda.	16	16	16
Polipropileno del Caribe S.A. (now Esenttia S.A.)	428	417	408
Cenit Transporte y Logistica de Hidrocarburos S.A.S.	282	217	156
TOTAL	12,228	11,729	10,919

The number of Polipropileno del Caribe S.A. (now Esenttia S.A.) employees reported in 2017 was re-stated to include Esenttia Masterbach’s employees. Essentia Masterbach is a subsidiary of Esenttia S.A.

Loans and investment on training and development for our employees

As part of its total compensation programme, Ecopetrol S.A. extends various types of loans to its employees, including housing loans and general-purpose loans. The principal amount of the loan depends on the applicant’s tenure. Ecopetrol S.A. does not guarantee any loans made by third parties. Since January, 2018 and up February 2019, Ecopetrol S.A. extended 913 housing loans for a total of COP$184 billion and 2,329 general-purpose loans for a total of COP$21 billion. In 2018, Ecopetrol S.A. also provided on-site and external training and development, which totaled to COP$20.8 billion, and it extended a total of COP$213 billion in subsidies for education.

We have not provided loans (including housing loans), extended or maintained credit lines, arranged for the extension of credit by third parties, materially modified or renewed an extension of credit lines, in the form of a personal loan to or for any of our executive officers (defined as first line management under the bylaws of Ecopetrol S.A.) since our ADSs were registered under the Exchange Act.

There are no executive officers with housing loans from Ecopetrol.

Labor Regulation

In accordance with article 123 of the Colombian Constitution and the article 7th of the Law 1118 of 2006, our employees are considered “public servants,” even though they are subject to the common labor law. As such, their behavior is subject to the rules to those who handle public interests and goods and could be held liable for their illegal actions and omissions pursuant to the following regimes: (i) disciplinary (Law 734 of 2002), (ii) criminal or (iii) civil.

3.12.2     Collective Bargaining Arrangements

Ecopetrol S.A.

A collective bargaining agreement between us and our main labor unions governs labor relations with our unionized employees, which amounted to 50.3% employees as of January 1, 2019. The agreement also governs our labor relations with the 2,657 non-unionized employees who, according to current labor legislation, have been beneficiaries of the collective bargaining agreement.

We currently have eight industry-wide labor unions and seven company labor unions:

•	Unión Sindical Obrera de la Industria del Petróleo — USO (industry labor union);

•	Asociación de Trabajadores Directivos Profesionales y, Técnicos de las Empresas de la Rama de Actividad Económica del Recurso Natural del Petróleo, los combustibles y sus Derivados— ADECO (industry labor union);

•	Sindicato Nacional de Trabajadores de Empresas Operadoras, Contratistas, Subcontratistas de Servicios y Actividades de la Industria Petrolera, Petroquímica y Similares — SINDISPETROL (industry labor union);

•	Unión de Trabajadores de la Industria Petrolera y Energética de Colombia – UTIPEC, former UTEN (industry labor union);

•	Asociación Sindical de Trabajadores de la Industria del Petróleo – ASTIP (industry labor union);

•	Sindicato Nacional de Trabajadores de la Industria de los Hidrocarburos – SINATRINHI (industry labor union);

•	Asociación Sindical de Trabajadores de la Industria de Hidrocarburos de Colombia - ASINTRAHC, (industry labor union);

•	Sindicato Nacional de Trabajadores de Mantenimiento de la Industria del Petróleo, Gas y Carbón - SINTRAMANPETROL (industry labor union);

•	Asociación de Profesionales de Ecopetrol — ASPEC (company labor union);

•	Asociación Sindical de Empleados de Ecopetrol – ASOPETROL (company labor union);

•	Asociación Sindical de Trabajadores de Ecopetrol – TRASINE (company labor union);

•	Asociación Sindical de Trabajadores de Ecopetrol – ASTECO (company labor union);

•	Sindicato de Trabajadores Petroleros de Ecopetrol – SINPECO (company labor union);

•	Sindicato de Profesionales de Ecopetrol S.A. – SINPROECOP (company labor union); and

•	Asociación de Profesionales y Tecnólogos Empleados de ECOPETROL S.A. – APROTECO (company labor union).

Any employee working for any company in the oil and gas industry may join the USO, ADECO, SINDISPETROL, UTIPEC, ASTIP, SINATRINHI, ASINTRAHC or SINTRAMANPETROL. Only our employees may join the company labor unions.

Ecopetrol S.A. relations with unions are based on a permanent dialogue and communication sessions where different matters are discussed in order to solve and prevent any labor conflict.

Our current collective bargaining agreement has been in effect since July 1, 2018 and has a term of four and half years, expiring on December 31, 2022. The collective bargaining agreement included an increase in salaries at an annual rate of the local consumer price index (CPI) +1.21% for the remainder of 2018 and CPI +1.70% every year for the remainder of its duration. The agreement covers health, food, loans and transportation, among other benefits for workers, within reasonable criteria. It also includes union guarantees and addresses regulatory issues. The following unions are parties to the new collective bargaining agreement: USO, ADECO, TRASINE, UTIPEC, APROTECO, SINDISPETROL and ASINTRAHC.

4.	Financial Review

Our consolidated financial statements for the years ended December 31, 2016, 2017 and 2018 were prepared in accordance with IFRS.

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

Our consolidated financial statements were consolidated line by line and all transactions and significant balances between affiliates have been eliminated. These financial statements include the financial results of all subsidiaries companies controlled, directly or indirectly, by Ecopetrol S.A. See Exhibit 1— Consolidated companies, associates and joint ventures, to our consolidated financial statements included in this annual report.

4.1        Factors Affecting Our Operating Results

Our operating results were affected mainly by international prices of crude oil, international prices for refined products and local prices for natural gas, as well as sales volumes, product mix, exchange rate and our operational performance. Crude oil prices and volumes are particularly important to the results of our exploration and production segment. This is because as export volumes or export prices of crude oil and products decrease or increase, our revenues do also. Results from our refining activities are also affected by the price of crude oil used as raw material, changes in product prices in the international market, change in environmental regulations, conversion ratios and utilization rates and refining capacity, all of which affect our refining margins. Terrorist attacks by guerillas against our pipelines and other facilities or social unrest can lead to loss of revenues by restricting the availability of transport systems for exports or sales of crude oil and products and/or production activities, in addition to the direct costs of repairing and cleaning. Finally, changes in the value of foreign currencies, particularly the U.S. dollar against the Colombian Peso, can also have a significant effect on our financial statements.

Sales volumes and prices

Our results from the exploration and production segment depend mainly on our sales volumes and average local and international prices for crude oil and natural gas. Additionally, sales volumes also reflect the purchase of crude oil and natural gas that we make from third parties and the ANH.

We sell crude oil and natural gas in the local and the international market. We also process crude oil at Barrancabermeja and Reficar and sell refined and other petrochemical products in the local and international markets.

Local sales and prices

We have a number of crude oil short-term commercial agreements with local customers, and natural gas short and long-term supply contracts with gas-fired power plants and local natural gas distribution companies. Local sale prices are determined in accordance with existing regulations, contractual arrangements and the spot market linked to international benchmarks. Local sales represent 49.9% of our total revenues, on average, for the past three years.

International Sales and Prices

Our foreign sales represented 50.1% of our total revenues, on average, for the past three years.

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

Exploration costs

We account for exploratory drilling costs using the successful efforts method, whereby all costs associated with the exploration and drilling of productive wells are initially capitalized. Costs incurred in exploring and drilling dry or unsuccessful wells are expensed in the period in which the well is determined to be a dry or unsuccessful well and are accounted for under “Exploration and Project expenses.” Consequently, an increase in the number of exploratory wells we declare as dry or unsuccessful will negatively affect our results and may cause volatility in our operating expenses. See Note 4.7 to our consolidated financial statements for a summary of our accounting policy for exploration costs.

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

Since January 2014, the ANH has collected natural gas production royalties from producers settled in cash based on a formula, regardless of whether a producer has sold the gas. As a result, we no longer commercialize this gas on behalf of the ANH. In addition, because the royalties are now payable to the ANH in cash, all the gas we produce is considered part of our reserves and production, without any deduction for royalties. The cost of natural gas royalties totaled COP$423,939 million in 2018.

Purchases of hydrocarbons

We purchase all crude oil delivered to the ANH as royalties by us and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol and the ANH that reflects our export sales prices (crudes and products), a quality adjustment for API gravity and sulfur content, transportation rates from the wellhead to the Coveñas or Tumaco ports and a marketing fee. We sell the physical product purchased from the ANH as part of our ordinary business. The contract between the ANH and us was extended until January 31, 2020.

Since 2016, we have imported crude oil for Reficar feedstock when such imports result in better operational or economic performance of the Ecopetrol Group.

4.2        Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results

4.2.1      Taxes

In December 2016, the Colombian Congress adopted Law 1819, which introduced changes to the Colombian tax system, applicable beginning in 2017, including the following aspects:

•	A unified income tax rate was set, which will be 34% for 2017 and 33% for 2018 and subsequently.

•	An income tax surtax for profits above COP$800 million is set which will be 6% for 2017 and 4% for 2018.

•	Taxpayers must calculate their taxable income taking as initial base the year and result under Colombian IFRS. Accounting profit is reconciled to obtain the net income tax, which is the basis to calculate the income tax.

•	For fiscal year 2017 and 2018 the newly enacted dividends tax applies as follows:

(i)	For non-resident shareholders: (i) a 5% dividend tax if the dividend is paid out of profits that were accrued as of January 1, 2017 and were taxed at the corporate level; (ii) no dividend tax if the dividend is paid out of profits that accrued prior to and including December 31, 2016 and were taxed at the corporate level; (iii) a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional, 5% dividend tax after applying the initial 35% withholding tax rate; and (iv) a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate if the dividend is paid out of profits that accrued prior to and including December 31, 2016.

(ii)	For Colombian individuals: dividends paid were taxed at 5% if they were between 600 and 1,000 Tax Value Unit (“UVT” or Unidad de Valor Tributario for its acronym in Spanish) and 10% if they were greater than 1,000 UVT.

•	Dividends paid to local corporations during 2017 and 2018 were not subject to any income tax, provided that such dividends were taxed at the corporate level.

•	Tax losses accrued as of fiscal year 2017 may be offset against ordinary net income obtained in the following 12 taxable years.

•	Depreciation and amortization methods and annual percentages are limited to those established in the tax rule and depend on the type of asset. For example, machinery and equipment depreciate at an annual rate of 10%, infrastructure (including pipelines) at 2.22% and vehicles and computers at 20%, among others.

•	Income tax for free trade zone users increased from 15% to 20% as of fiscal year 2017. The tax rate for free trade zone users with a legal stability agreement (in which the income tax rate was stabilized) remains at 15% during the term of said agreement.

•	The general value added tax (“VAT”) rate increased to 19% and a differential rate of 5% for certain goods and services is maintained. The modification of the general VAT rate is effective from January 1, 2017

•	The charge on financial transactions is 0.4%, with half of the tax liability being deductible.

•	Carbon tax accrues on the carbon content of fossil fuels used for combustion. The rate will be COP$15,000 per ton of CO2.

For additional information See Note 10.4 of our Finacial Statements.

The 2016 Tax Reform included two tax benefits that are expected to improve the operations of the oil and gas industry:

“CERT: Certificado de Reembolso Tributario” incentive:

•	For exploration activities, the “CERT” (for its acronym in Spanish) incentive was approved, consisting of the reimbursement of part of the investment made in the exploration phase.

•	The CERT will be granted when the income tax return is filed.

•	The CERT can only be redeemed to pay taxes at the national level and its effective maturity date is two years after it is issued. Nevertheless, Decree 2253 of 2017 establishes that a CERT redemption can be made from year two to year five, as from the date of the granting of the incentive. The CERT can also be sold and traded in fixed income market.

•	For production activities, the CERT reimbursement will be granted exclusively to investments that increase the recovery factor, i.e. investments that increase the reserves that are currently proved in certain wells.

•	On December 29, 2017, the Colombian Government issued Decree 2253, which establishes that companies who (i) qualify as operators of association agreements entered into with Ecopetrol, (ii) have exploration and production of hydrocarbons agreements and (iii) are currently involved in the exploration and production of hydrocarbons, among others, can also qualify for the CERT. Additionally, the CERT will not qualify as taxable income or capital gain for the taxpayer receiving or acquiring such incentive.

•	On March 23, 2018, the following Resolutions were issued in order to regulate the procedures and requirements that companies must comply to claim the CERT: 0860 of Ministry of Finance and Public Credit, 108 of ANH and 40284 and 40285 of Ministry of Mines and Energy.

Refundable VAT on O&G exploration:

•	Taxpayers in the oil and gas industry are entitled to refund VAT paid in the exploration phase for offshore projects. Taxpayers can request for this VAT as of the next fiscal year in which the investment was made. VAT that is reimbursed cannot be used as a higher cost or expense for income tax purposes.

In December 2018, the Colombian Congress adopted Law 1943, which introduced the following key changes to the Colombian tax system, among others:

•	The corporate income tax rates will be gradually reduced from 33% to 30% as follows: 33% in 2019, 32% in 2020, 31% in 2021 and 30% 2022 onwards.

•	The presumptive income tax rate will be reduced to 1.5% for fiscal years 2019 and 2020 and 0% from 2021 onwards.

•	The creation of a “normalization tax” in order to enable taxpayers to regularize certain omissions of information about their assets and/or incorrect information about their liabilities, subject to the payment of a 13% tax on the value of the amount of the omitted information.

•	Introduces the Colombian Holding Companies (CHC) regime.

•	As of 2019, taxes are fully deductible if they are effectively paid during the fiscal year, except for: (i) income tax, equity tax and normalization tax are non-deductible; (ii) only 50% of the financial transactions tax is deductible; and (iii) only 50% of the industry and commerce tax can be taken as a discount (tax credit) to income tax.

•	VAT paid on the acquisition, import, creation or construction of tangible fixed assets used in income generating activities may be treated as discount (tax credit) for income tax purposes, in the same year or in future years.

•	The dividend tax regime was modified and, as of 2019, will be as follows:

(i)	For resident companies and non-resident shareholders (companies and individuals): (i) a 7.5% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 33% withholding tax rate on dividends distributed from profits not taxed at the corporate level (32% for 2020, 31% for 2021 and 30% as of 2022), plus an additional 7.5% dividend tax after applying the initial 33% withholding tax rate.

(ii)	For Colombian resident individuals: dividend income in excess of 300 UVT is taxed at a rate of 15%.

4.2.2      Exchange Rate Variation

The functional currency of each of the companies of Ecopetrol Group is determined in relation to the main economic environment where each company operates; however our consolidated financial results are reported in Colombian Pesos, which is the Ecopetrol Group’s functional and presentation currency. A substantial part of our consolidated revenues comes from Ecopetrol Group companies whose functional currency is the Colombian Peso. The conversion effect from U.S. dollar to Colombian Peso is mainly due to local sales and exports of crude oil, natural gas and refined products whose prices are based on benchmarks quoted in U.S. dollars. Therefore, they are exposed to foreign currency exchange risk on revenues, capital expenditures and financial instruments that are denominated in a currency other than its functional currency.

Fluctuations in the U.S. dollar-Colombian Peso exchange rate have effects on our consolidated financial statements. As crude oil is priced in U.S. dollars, fluctuations in the exchange rate of the Colombian Peso against the U.S. dollar may have a significant impact on revenues, cost, monetary assets and liabilities held in foreign currency.

An appreciation of the Colombian Peso has a negative impact on our results of operations because our revenues from exports of crude oil, natural gas and refined products are primarily expressed in U.S. dollars. Costs of imported products and contracted services expressed in U.S. dollars will also be lower when expressed in Colombian Pesos, but on balance, our operating income in Colombian Pesos tends to decline when the Colombian Peso appreciates, other factors being equal. The appreciation of the Colombian Peso against the U.S. dollar also decreases the debt service requirements of our Companies with the Colombian Peso as their functional currency, as the amount of the Colombian pesos necessary to pay principal and interest on foreign currency debt decreases with the appreciation of the Colombian Peso.

Conversely, when the Colombian Peso depreciates against the U.S. dollar, our reported revenues, costs related to imported products and services, interest costs, and operating income, all tend to increase.

During 2018, the Colombian Peso depreciated slightly on average 0.2% against the U.S. dollar. During 2017, the Colombian Peso appreciated on average 3.35% against the U.S. dollar. In 2016, the Colombian Peso depreciated on average 11.18% against the U.S. dollar. Additionally, as of December 31, 2018 the Colombian Peso/U.S. dollar exchange rate depreciated 8.91% from the rate a year earlier. In contrast, of December 31, 2017 and December 31, 2016, the Colombian Peso/U.S. dollar exchange rate appreciated 0.56% and 4.72% respectively from the rate a year earlier.

In 2018, our consolidated debt in foreign currency decreased by a total of US$2,123 million mainly as a result of prepayments of local and foreign currency of US$2,446 million and amortization of foreign currency capital expenditures. In 2017, our consolidated debt in foreign currency decreased by a total of US$2,582 million mainly as a result of prepayments of foreign currency denominated loans of US$2,400 million and amortization of foreign currency capital expenditures. In 2016, our consolidated debt in foreign currency increased by a total of US$975 million as Ecopetrol S.A. raised US$475 million through international loans and US$500 million through an international bond issuance.

As of December 31, 2018 our U.S. dollar denominated total debt was US$10,467 million, which we recognize in our financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, US$9,689 million relates to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. has an exchange rate gain. Some of the Ecopetrol Group companies have the U.S. dollar as their functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

In 2015, Ecopetrol S.A. adopted hedge accounting, using two types of natural hedges with its U.S. dollar debt as a financial instrument: (i) a cash flow hedge for exports of crude oil and (ii) a hedge of the net investment in foreign operations. As a result of the implementation of both hedges 67.1% (US$6,500 million) of Ecopetrol S.A.’s debt in U.S. dollars, as of December 31, 2018, was designated as a hedge. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income.

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

As of December 31, 2018, Ecopetrol Group companies have the equivalent of a net U.S. dollar position of US$0.7 million after the implementation of the natural hedging previously mentioned above, neutralizing the effect of exchange rate fluctuations in their results for the year.

4.2.3      Effects of Inflation

The average annual rate of inflation in Colombia for the past ten years is 4.04%. It decreased in 2018 as compared to 2017. As measured by the general consumer price index, average annual inflation in Colombia for the years ended December 31, 2018, 2017 and 2016 was 3.18%, 4.09% and 5.75%, respectively. The decrease in inflation in 2018 is mainly due to the favorable price behavior of both tradable and non-tradable items. Cost inflation in the prices of goods, raw materials, interest cost of debt in local currency indexed to inflation and services for operation of oil and gas producing assets can vary over time and between each market segment.

4.2.4      Effects of the Crude Oil Price

The average price of ICE Brent crude in 2018 was US$71.7 per barrel as compared to US$54.7 per barrel in 2017 and US$45.1 per barrel in 2016. See section Strategy and Market Overview.

In addition, Ecopetrol’ average crude oil basket price relative to ICE Brent reported a discount of US$8.50 per barrel in 2018, a higher discount than the US$6.90 in 2017 and a lower discount than the $9.40 observed in 2016 due to: (i) our knowledge of the refining market for heavy and intermediate crudes, (ii) the ability to identify and capture opportunities in the United States and Asia, and (iii) the incorporation of new refinery customers in those markets. Our average price crude oil basket was US$63.2 per barrel in 2018 as compared to US$47.8 per barrel in 2017 and US$35.7 per barrel in 2016, which represents an increase of US$15.4 per barrel in 2018 compared to 2017.

In the Operating Results section below, we present the impact of the price increase on our revenue and cost of sales.

Additionally, fluctuations in the price of oil had an impact on the value of our oil and gas reserves. Reserves valuation is made in accordance with SEC price regulations. Volatility in hydrocarbon prices, refining margins and reserves, as well as changes in environmental regulations may lead to the recognition of impairment or recovery of non-recurring assets.

For additional information about impairment charges and reversals, see sections Operating Results—Consolidated Results of Operations—Impairment of non-current assets, Segment Performance and Analysis and Note 16 to our consolidated financial statements.

4.3       Accounting Policies

Our consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 were prepared in accordance with IFRS. The detail of the accounting policies is described in Note 4 to our consolidated financial statements.

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

4.5.1     Consolidated Results of Operations

The following table sets forth components of our income statement for the years ended December 31, 2018, 2017 and 2016.

Table 45 – Consolidated Income Statement

Income Statement	For the Years ended December 31,			% Change
(Colombian Pesos in millions)	2018	2017	2016	2018/2017	2017/2016
Revenue	68,603,872	55,954,228	48,485,561	22.6	15.4
Cost of sales	41,184,379	36,908,325	34,251,423	11.6	7.8
Gross Profit	27,419,493	19,045,903	14,234,138	44.0	33.8
Operating expenses	4,592,445	4,185,186	4,400,843	9.7	(4.9)
Impairment of non-current assets	368,634	(1,311,138)	928,747	(128.1)	(241.2)
Operating Income	22,458,414	16,171,855	8,904,548	38.9	81.6
Finance results, net	(2,010,375)	(2,495,731)	(1,175,367)	(19.4)	112.3
Share of profit of companies	165,836	93,538	61,345	77.3	52.5
Income before income tax	20,613,875	13,769,662	7,790,526	49.7	76.7
Income tax	(8,258,485)	(5,800,268)	(4,543,046)	42.4	27.7
Net Income (loss)	12,355,390	7,969,394	3,247,480	55.0	145.4
Net income (loss) attributable to:
Company’s shareholders	11,381,386	7,178,539	2,447,881	58.5	193.3
Non-controlling interest	974,004	790,855	799,599	23.2	(1.1)
Net Income (loss)	12,355,390	7,969,394	3,247,480	55.0	145.4

4.5.1.1           Total Revenues

The following table sets forth our principal sources of third-party revenues by business segment for the years ended December 31, 2018, 2017 and 2016. An explanation of how we classify our operations into business segments is included in Section 4.5.1.8 below.

Table 46 – Third-Party Revenues by Business Segment

	2018			2017			2016			Change Sales Revenues (%)
Revenue by segment	Volumen (barrels equivalent)	Average price US dollars / barrels	Sales revenues (Colombian Pesos in millions)	Volume (barrels equivalent)	Average price US dollars / barrels	Sales revenues (Colombian Pesos in millions)	Volume (barrels equivalent)	Average price US dollars / barrels	Sales revenues (Colombian Pesos in millions)	2018/2017	2017/2016
Local Crude oil	2,919,416	60.8	550,479	6,629,362	46.5	909,871	5,288,631	35.0	553,666	(39.5)	64.3
Foreign Crude oil	143,208,235	63.2	26,898,737	151,619,346	47.8	21,426,666	159,311,257	35.7	17,278,579	25.5	24.0
Natural gas local	28,065,889	22.5	1,885,846	26,998,537	22.8	1,815,754	27,543,046	23.6	1,988,336	3.9	(8.7)
Foreign natural gas	530,945	17.7	27,899	618,022	17.7	32,303	931,754	20.9	58,809	(13.6)	(45.1)
Other income (1)	3,216,650	-	749,939	3,412,568		819,726	1,288,736		647,942	(8.5)	26.5
Exploration and production sales	177,941,135		30,112,900	189,277,835		25,004,320	194,363,424		20,527,332	20.4	21.8
Local refined products	108,781,359	81.9	26,354,549	106,891,163	67.2	21,187,091	106,047,637	54.9	17,771,166	24.4	19.2
Foreign refined products	41,577,284	68.6	8,485,932	38,268,394	53.2	6,005,556	51,843,743	40.4	6,330,648	41.3	(5.1)
Foreign Crude oil	-	-	-	341,366	53.0	52,397	-	-	-	(100.0)	-
Other income (1)	-	-	107,467	-		98,315	-	-	92,210	9.3	6.6
Refining and petrochemicals	150,358,643		34,947,948	145,500,923		27,343,359	157,891,380		24,194,024	27.8	13.0
Transportation services	-		3,543,024	-		3,606,549	-	-	3,764,205	(1.8)	(4.2)
Transportation and logistics	-	-	3,543,024	-	-	3,606,549	-	-	3,764,205	(1.8)	(4.2)
Total sales	328,299,778		68,603,872	334,778,758		55,954,228	352,254,804	-	48,485,561	22.6	15.4
Crude Oil	146,127,651	63.2	27,449,216	158,590,074	47.8	22,388,934	164,599,888	35.7	17,832,245	22.6	25.6
Natural gas	28,596,834	22.4	1,913,745	27,616,559	22.7	1,848,057	28,474,800	23.5	2,047,145	3.6	(9.7)
Refined products	153,575,293	77.3	35,590,420	148,572,125	62.7	28,012,373	159,180,116	50.1	24,101,814	27.1	16.2
Transportation services and others	-		3,650,491	-		3,704,864	-		4,504,357	(1.5)	(17.8)
Total sales	328,299,778		68,603,872	334,778,758		55,954,228	352,254,804		48,485,561	22.6	15.4

(1)	In the case of the exploration and production segment, other income corresponds to services and sales of refined products (mainly LPG and asphalt) allocated to our exploration and production segment. In the case of the refining and petrochemicals segment, other income corresponds to industrial services.

In 2018, total revenues increased by 22.6% as compared to 2017, primarily as a result of: (i) a COP$12,898,392 million increase in revenues mainly due to the 32.2%, or US$15.4 per barrel increase of our average crude oil basket price, which in turn was primarily the result of the better performance of the Brent crude benchmark price and the 23.3%, or US$14.6 per barrel increase, of our average refined products basket price, which in turn was primarily due to strengthening of diesel prices, and (ii) the 0.2% depreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP$2,951.15 /US$1.00 in 2017 to an average exchange rate of COP$2,956.55/US$1.00 in 2018, resulting in an increase in sales revenue from exports, which represented an increase of COP$297,937 million. This increase was partially offset by: (i) a COP$407,261 million revenue decrease attributable to the decrease in our sales volume explained below and (ii) a COP$139,424 decrease in services revenue from our transportations and logistics segment, primarily due to the resolution of the disagreement regarding the P135 Project tariffs leading to lower tariffs, which was partially offset by higher volumes transported through the San Fernando – Apiay system and the expansion of the P135 Project.

The decrease of our sales volume in 2018 as compared to 2017 was the result of (i) the 7.9%, or 12.5 mbe, decrease in our crude sales volume was primarily the result of lower crude exports due to a greater allocation of domestic crudes to supply Reficar in order to replace imports. This decrease was partially offset by (i) the 3.4%, or 5.0 mbe, increase in refined products volumes due to greater refining throughput and (ii) the 3.5%, or 1.0 mbe, increase in natural gas sales volume, primarily due to greater demand and active incremental sales.

In 2017, total revenues increased by 15.4% as compared to 2016, primarily as a result of a COP$10,971,709 million increase in revenues mainly due to the 33.9%, or US$12.1 per barrel increase of our average crude oil basket price and a smaller discount of Ecopetrol’s average crude oil basket price from international prices. This increase was partially offset by: (i) a COP$1,894,819 million decrease in revenues attributable to the decrease in our sales volume and a COP$261,200 decrease in services provided by our transportations and logistics segment and (ii) the 3.35% appreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP$3,053.42/US$1.00 in 2016 to an average exchange rate of COP$2,951.15/US$1.00 in 2017, resulting in a decrease in sales revenue from exports, which represented a decrease of COP$1,347,023 million.

The decrease of our sales volume in 2017 as compared to 2016 was the result of (i) the 3.7%, or 6 mbe, decrease in our crude sales volume caused mainly by lower crude exports due to a greater allocation of domestic crudes to supply Reficar in order to replace imports, (ii) the 6.7%, or 10.7 mbe, decrease in refined products volumes due to lower exports of diesel, primarily due to: (a) our strategy of focusing on allocating higher volumes to the domestic market to supply local demand and replace imports which resulted in lower cost of sales and better gross margin, (b) lower exports of fuel oil, and (c) a decrease in production at the Barrancabermeja refinery as a result of reliance on more efficient alternative sources, and (iii) the 3%, or 0.86 mbe, decrease in natural gas sales volume due to continued lower thermal demand as a result of no effect of the “El Niño” weather phenomenon that ended in the middle of 2016.

4.5.1.2           Cost of Sales

Our cost of sales was principally affected by the factors described below. See Note 24 to our consolidated financial statements for more detail.

Cost of sales in 2018 was COP$41,184,379 million, representing a COP$4,276,054 million or 11.6% increase as compared to 2017, primarily as a result of the following factors:

•	A COP$3,225,596 million increase in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales and, in the case of crude oil, for refining, which was primarily the result of (i) higher average purchase prices due to the COP$5,359,427 million increase in international benchmark prices for crude oil, natural gas and refined products, (ii) a COP$59,117 million increase in natural gas purchase volume, primarily to ensure the supply to our refineries during periods of ongoing maintenance in our natural gas production fields and (iii) a COP$52,233 million increase in costs in Colombian Peso terms due to the depreciation of the average exchange rate of the Colombian Peso against the U.S. dollar. This increase was partially offset by (i) a COP$1,478,718 million decrease in crude oil volumes purchased due to lower imports of light crude used by Reficar that were replaced by our own crude volumes and (ii) a COP$766,463 million decrease in products purchase volume, primarily medium distillates and gasolines, primarily due to higher production at Barrancabermeja and Reficar in order to supply the local market.

•	A COP$700,715 million increase in maintenance cost and contracted services, primarily due to: (i) additional costs for community management and well integrity and (ii) services contracted for water treatment, workover campaigns, surface maintenance, as well as costs associated with higher production and the increase in the throughput of our refineries.

•	A COP$477,829 million increase in inventory consumption associated with higher level of sales volumes in 2018 compared to 2017.

•	A COP$290,590 million increase in labor costs, which is primarily the result of: (i) the recognition of employee benefits under the new collective bargaining agreement, (ii) a 4.4% salary increase in 2018 and (iii) an increase in the number of employees.

•	A COP$177,158 million increase in the cost of processing materials and operating supplies due to an increase in our operational activities.

The factors mentioned above were partially offset by:

•	A COP$512,341 million decrease in depreciation, amortization and depletion charges due to (i) an increase in hydrocarbon proved developed reserves in 2018 as compared to 2017, which in turn led to a decrease in depreciation expenses. This decrease was partially offset by (i) higher production levels associated with the results of our drilling campaign, and (ii) increase in our level of capital expenditures.

•	A COP$83,493 million decrease in other minor items.

Cost of sales in 2017 was COP$36,908,325 million, representing a COP$2,656,902 million or 7.8% increase as compared to 2016, primarily as a result of the following factors:

•	A COP$1,439,366 million increase in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales and, in the case of crude oil, for refining, which was primarily the result of (i) higher average purchase prices due to the COP$4,322,867 million increase in international benchmark prices for crude oil, natural gas and refined products, and (ii) increased crude oil imports required at Reficar for its operations. This increase was partially offset by (i) a COP$2,399,596 million decrease in volumes purchased due to lower imports of fuels, especially diesel and gasoline, due to our strategy described above of replacing imports with products produced by Reficar, and lower diluent consumption, due to the strategy of marketing high-viscosity crudes and co-dilution with LPG, and (ii) COP$543,905 million decrease in costs in Colombian Peso terms due to the appreciation of the average exchange rate of the Colombian Peso against the U.S. dollar.

•	A COP$ 748,051 million increase in depreciation, amortization and depletion charges due to (i) higher depreciation as a result of the beginning of operations of the Gunflint field by Ecopetrol America Inc. in August 2016, (ii) a decrease in hydrocarbon proved developed reserves in 2016 as compared to 2015, which in turn led to an increase in depreciation expenses, and (iii) the capitalization of project costs and maintenance in our transportation system.

•	A COP$415,534 million increase in the cost of processing materials and operating supplies due to an increase in our operational activities.

•	A COP$243,702 million increase in labor costs, which is primarily the result of: (i) no performance variable bonus payment in 2016, (ii) a 5.2% salary increase in 2017 and (iii) the payment of salaries and health services for employees of the Rubiales field for the entire year of 2017, after Ecopetrol assumed operations in July 2016.

•	A COP$41,471 million decrease in other minor items.

The factors mentioned above were partially offset by a COP$231,222 million increase in inventories and an increase in unit costs associated with the increase of the Brent price of crude oils and products.

4.5.1.3           Operating Expenses before impairment of non-current assets effects

Operating expenses and selling, general and administrative expenses before taking into account the impairment of non-current assets amounted to COP$4,592,445 million in 2018, a COP$407,259 million or 9.7% increase as compared to 2017, mainly as a result of the following factors (see Notes 25 and 26 to our consolidated financial statements for more detail).

•	A COP$463,160 million decrease in other income due to the acquisition of an additional 11.6% interest at the K2 field in the Gulf of Mexico, which generated a gain due to the increase in the book value of the asset above the price paid for the additional interest. This non-cash gain is the result of the fair value valuation of the interest acquired, reflecting a price increase between the date of the deal and the price outlook by the end of 2017, among other factors.

•	A COP$188,304 million increase in general expenses due to the negative impact in our midstream segment of attacks by third parties and higher expenses incurred in respect of environmental incidents in our upstream segment.

•	A COP$133,828 million decrease in other income due to the sale of the following fields in 2017: Sogamoso, Río Zulia, Río de Oro and Puerto Barco, Santana, Nancy Maxine Burdine and Valdivia Almagro.

•	A COP$45,439 million increase in exploratory expenses as a result of a (i) higher seismic activity and (ii) the recognition of spending on exploratory activity mainly at the León 1, León 2, Bonifacio, Huron and Payero wells in 2018.

This increase was partially offset by:

•	A COP$214,563 million decrease in taxes mainly due to the elimination of the wealth tax since 2018.

•	A COP$72,318 million decrease in expenses related to our gas pipeline availability BOMT contracts with Transgas that terminated in August 2017.

•	A COP$136,591 million decrease in other minor items, particularly a reversal of a provision we had set aside in respect of the tariff dispute we were having in connection with the P135 Project

Operating expenses and selling, general and administrative expenses before taking into account the impairment of non-current assets, amounted to COP$4,185,186 million in 2017, a COP$215,657 million or 4.9% decrease as compared to 2016, mainly as a result of the following factors (see Notes 25 and 26 to our consolidated financial statements for more detail).

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

Any change in the foregoing variables used to calculate the recoverable amount of a non-current asset can have a material effect on the recognition of either losses or recovery of impairment charges in the profit or loss statement. In our business segments highly sensitive variables can include among others: (i) in the exploration and production segment, variations of the hydrocarbon prices outlook; (ii) in the refining segment, changes in product and crude oil prices, discount rate, refining margins, changes in environmental regulations, cost structure and the level of capital expenditures; (iii) in the transportation and logistics segment, changes in tariffs regulation and volumes transported. (See Notes 3.2, 4.12 and 16 to our consolidated financial statements for more detail).

In 2018, we recognized impairment losses of non-current assets of COP$368,634 million as compared to a COP$1,311,138 million net reversal of impairment of non-current assets in 2017 and impairment losses of COP$928,747 million in 2016. These impairments are a non-cash accounting effect and consequently do not involve any disbursement or cash inflow. Further, any cumulative impairment amount of non-current assets is susceptible to reversion when the fair value of the asset exceeds its book value. On the contrary, in the event that the book value exceeds the fair value of the asset, an additional impairment expense could be recognized.

As mentioned above, in 2018, Ecopetrol recognized impairment losses, net of non-current assets of COP$368,634 million, which corresponds to the net result of:

•	An impairment of non-current assets in the refining and petrochemicals segment, primarily due to adjustments in market expectations with respect to the impact of implementation of IMO regulations on projected margins for Reficar’s refined products, (ii) a decrease in the short-term outlook for the ethanol prices given a global over-supply of ethanol, (iii) downward updates to Bioenergy’s near-term agricultural outputs and (iv) an increase in the discount rate used for Reficar and Bioenergy, reflecting updated macroeconomic conditions. These negative impacts were partially offset by the commencement of the stabilization period at both Reficar and Bioenergy as well as tax benefits associated with Law 1942, 2018.

•	An impairment of non-current assets in the transportation and logistics segment, primarily the result of a decrease in the forecast of the volume to be transported by the southern transportation unit and an increase in investment needs to mitigate the operative risk of our transportation systems.

•	A reversal of impairment of non-current assets in the exploration and production segment primarily due to an improved short- term hydrocarbon price outlook, incorporation of new reserves and technical and operational information variables.

The partial reversal of the impairment recorded in 2017 is primarily the result of an improved hydrocarbon prices outlook, incorporation of new reserves, Ecopetrol’s crude oil basket price discounts as compared to the ICE Brent crude price, favorable refining margins outlook, market conditions affecting the discount rate and technical operational capacity, among other factors.

The impairment losses recognized in 2016 were mainly due to lower estimates of the outlook for oil prices given the oil price environment during those years, operational variables in the exploration and production and refining segments, market and country risk assessments reflected in the discount rate, and a reduction in the amount of recoverable reserves, among others.

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

Finance results, net, amounted to a loss of COP$2,010,375 million in 2018 as compared to a loss of COP$2,495,731 million in 2017. This decrease in loss was mainly due to:

•	The positive impact resulting from the 8.9% depreciation of the Colombian Peso against the U.S. dollar on our U.S. dollar net asset position. In 2018 our exchange rate gain was COP$372,223 million, as compared to a gain of COP$5,514 million in 2017.

•	A COP$84,265 million decrease in financial costs related to long term obligations mainly due to a lower interest rate on our asset retirement obligation.

•	A COP$13,420 million increase in interest expenses, primarily the result of premiums paid in respect of prepayments of debt in 2018 which will generate interest savings in the first half of 2019, which was partially offset by lower interest expenses given (i) use of cash surpluses to pre-pay foreign currency-denominated loans totaling US$2,006 million and local loans totaling the equivalent of US$440 million in 2018 and (iii) a decrease in interest on local currency-denominated loans with a lower interest rate indexed to the Consumer Price Index (CPI).

•	A COP$47,802 million increase in losses related to other minor financial items.

Finance results, net, amounted to a loss of COP$2,495,731 million in 2017 as compared to a loss of COP$1,175,367 million in 2016. This increase in loss was mainly due to:

•	The negative impact (COP$970,916 million) resulting from the 0.56% appreciation of the Colombian Peso against the U.S. dollar on our U.S. dollar net asset position. In 2017 our exchange rate gain was COP$5,514 million, as compared to a gain of COP$976,430 million in 2016.

•	A COP$688,664 million decrease in financial income corresponding to the reversal of a provision we had set aside in 2016 relating to a litigation concerning Santiago de las Atalayas (the “Comuneros”). See below and Note 27 to our consolidated financial statement for more detail.

•	A COP$39,814 million increase in losses related to other minor financial items.

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

For more details on our financial income and expenses see Note 27 to our consolidated financial statements for more details.

4.5.1.6           Income Tax

Income taxes amounted to COP$8,258,485 million in 2018, COP$5,800,268 million in 2017 and COP$4,543,046 million in 2016. The above is equivalent to an effective tax rate of 40.1%, 42.1% and 58.3% in 2018, 2017 and 2016, respectively.

The decrease in the effective tax rate from 2017 to 2018 was mainly due to: (i) the positive impact of Law 1943, 2018 that led to higher deferred asset taxes, primarily at Reficar and Bioenergy, given the lower presumptive income rate of 0% starting in 2021, which will allow them to offset higher tax losses from previous years; (ii) the 300 basis points nominal tax decrease as a consequence of the 2016 tax reform; and (iii) an increase in the contribution of our income from Reficar, which is taxed at a lower nominal rate of 15%. This decrease was partially offset by (i) a non-deductible expense effect, primarily due to exploratory activity at Ecopetrol América Inc.’s León 1 and 2 wells and (ii) exchange rate effects on tax bases for companies with the U.S. dollar as their functional currency but with profit or tax losses in Colombian pesos, which required them to recognize a deferred taxes according to IAS 12.41 between the carrying amount of non-monetary assets in their financial statements and their respective tax bases converted from Colombian pesos to U.S dollars using the exchange rate on December 31, 2018.

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

4.5.1.7           Net Income (Loss) Attributable to Owners of Ecopetrol

As a result of the foregoing, in 2018, net income attributable to owners of Ecopetrol was COP$11,381,386, in 2017, net income attributable to owners of Ecopetrol was COP$7,178,539 million whereas and, in 2016, net income attributable to owners of Ecopetrol was COP$2,447,881 million.

4.5.1.8           Segment Performance and Analysis

In this section, including the tables below, we present our financial information by segment: Exploration and Production, Refining and Petrochemicals and Transportation and Logistics. See the section Business Overview for a description of each segment.

The following tables present our revenues and net income by business segment for the years ended December 31, 2018, 2017 and 2016:

Table 47 – Revenues by Business Segment

	Year ended December 31,			% Change
	2018	2017	2016	2018/2017	2017/2016
	(Colombian Pesos in millions)
Exploration and Production	50,372,764	36,494,934	28,221,210	38.0	29.3
Third parties	30,112,900	25,004,320	20,527,332	20.4	21.8
Local crude oil	550,479	909,871	553,666	(39.5)	64.3
Foreign crude oil	26,898,737	21,426,666	17,278,579	25.5	24.0
Natural gas local	1,885,846	1,815,754	1,988,336	3.9	(8.7)
Foreign natural gas	27,899	32,303	58,809	(13.6)	(45.1)
Other income	749,939	819,726	647,942	(8.5)	26.5
Inter-segment net operating revenues	20,259,864	11,490,614	7,693,878	76.3	49.3
Refining and Petrochemicals	37,011,373	28,644,016	24,823,714	29.2	15.4
Third parties	34,947,948	27,343,359	24,194,024	27.8	13.0
Local refined products	26,354,549	21,187,091	17,771,166	24.4	19.2
Foreign refined products	8,485,932	6,005,556	6,330,648	41.3	(5.1)
Foreign crude oil	-	52,397	-	(100.0)	-
Other income	107,467	98,315	92,210	9.3	6.6
Inter-segment net operating revenues	2,063,425	1,300,657	629,690	58.6	106.6
Transportation and Logistics	11,354,167	10,598,064	10,648,776	7.1	(0.5)
Third parties	3,543,024	3,606,549	3,764,205	(1.8)	(4.2)
Inter-segment net operating revenues	7,811,143	6,991,515	6,884,571	11.7	1.6
Eliminations of consolidations	(30,134,432)	(19,782,786)	(15,208,139)	52.3	30.1
Total revenues	68,603,872	55,954,228	48,485,561	22.6	15.4

Total revenues by segment include exports and local sales to third-parties and inter-segment sales. See the section Financial Review—Operating Results—Consolidated Results of Operations—Total Revenues for prices and volumes to third parties.

Table 48 – Operating and Net Income by Business Segment

	Year ended December 31,			% change
	2018	2017	2016	2018/2017	2017/2016
	(Colombian Pesos in millions)
Exploration and Production
Operating Income	15,899,337	8,061,484	2,912,307	97	177
Net income attributable to owners	9,930,519	3,820,501	1,322,370	160	189
Refining and Petrochemicals
Operating Income	(757,793)	1,362,934	(595,712)	(156)	(329)
Net income attributable to owners	(1,973,075)	358,859	(1,823,020)	(650)	(120)
Transportation and Logistics
Operating Income	7,317,513	6,748,047	6,589,251	8	2
Net income attributable to owners	3,424,234	2,999,978	2,960,449	14	1
Eliminations in consolidation
Operating Income	(643)	(610)	(1,298)	5	(53)
Net income attributable to owners	(292)	(799)	(11,918)	(63)	(93)
Ecopetrol consolidated
Operating Income	22,458,414	16,171,855	8,904,548	39	82
Net income attributable to owners	11,381,386	7,178,539	2,447,881	59	193

4.5.1.9           Exploration and Production Segment Results

In 2018, exploration and production segment sales were COP$50,372,764 million, compared to COP$36,494,934 million in 2017. In 2018, our segment sales increased by 38.0% as compared with 2017 mainly as a result of:

•	Increased sales of crude oil to third parties, which increased by 20.4% in 2018 as compared to 2017 primarily due to: (i) an increase in the price of our crude oil basket of US$15.4 per barrel, (ii) the depreciation of the Colombian Peso against the U.S dollar, resulting in an increase in sales revenue recorded in U.S. dollars, (iii) an increase of 1.0 mmboe in sales of natural gas mainly due to greater demand and management of incremental sales. This increase was partially offset by the decrease in local and exports sales of crude oil (12.1 mmbls) mainly due to an increase in the use of local crude by Reficar and Barrancabermeja for their operations.

•	Increased inter-segment revenues, which increased by 76.3% in 2018 as compared to 2017 mainly due to: i) higher production volumes as a result of drilling campaigns, emphasized deliveries of crude oil in order to supply Reficar and Barrancabermeja in order to replace imported crudes and ii) an increase in the price of our crude oil basket due to the better performance of the Brent crude benchmark prices.

In 2017, exploration and production segment sales were COP$36,494,934 million, compared to COP$28,221,210 million in 2016. In 2017, our segment sales increased by 29.3% as compared with 2016 mainly as a result of:

•	Increased sales of crude oil to third parties, which increased by 21.8% in 2017 as compared to 2016 primarily due to: (i) an increase in the price of our crude oil basket of US$12.1 per barrel, (ii) an increase in local sales of crude oil (1.3 mmbls) mainly due to sales of crude oil as a result of the Bicentenario alternative transport system which mitigated the effect of the attacks on the Caño Limon-Coveñas Oil pipeline. This increase was partially offset by: (i) a decrease of 7.7 mmbls in crude oil exports due to an increase in the use of local crude oil by Reficar for its operations, (ii) the appreciation of the Colombian Peso against the U.S. dollar resulting in a decrease in sales revenue recorded in U.S. dollars and (iii) a decrease of 0.9 mmboe in sales of natural gas mainly due to the end of the El Niño phenomenon in 2017, which reduced thermal generation by gas.

•	Increased inter-segment revenues, which increased by 49.3% in 2017 as compared to 2016 mainly due to sales of crude oil in order to supply Reficar.

Cost of sales affecting our exploration and production segment are mainly related to: (i) the amortization and depletion of our production assets, (ii) contracted services and (iii) costs related to maintenance, operational services, electric power, projects and labor in the exploration and production segment. In addition, this segment’s costs are impacted by the purchases of crude oil from ANH and third parties, naphtha for dilution and transportation services.

In 2018, the cost of sales for this segment increased by 22.5% as compared with 2017, due to the net effect of:

•	Fixed costs increasing by 10.1%, or COP$815,784 million, in 2018 as compared to 2017, mainly due to (i) an increase in contracted services mainly due to the reactivation of the activity at the CPO 09 block, an environmental audit contract primarily at the Rubiales and Cira-Teca fields, as well as water treatment expenses at the Magdalena Medio and Meta fields, (ii) an increase in maintenance and operating materials due to greater well preventive interventions, mainly in assets of the Central and Orinoquía Regional Vice-Presidencies, as well as an increase in maintenance in the K2 field for corrosion management, and (iii) higher labor costs due the recognition of salary increases and benefits for employees under our new collective bargaining agreement along with an increase in the number of employees.

•	Variable costs increasing by 28.0%, or COP$5,113,316 million, in 2018 as compared to 2017, as a result of (i) an increase of purchases of crude oil due to the increase in international benchmark prices, (ii) higher transportation costs due to the use of alternative oil pipelines to transport crude oil given attacks against the Caño Limón-Coveñas pipeline, (iii) an increase in operating activity costs such us electricity, process materials and services contracted associated with higher production. This increase was partially offset by lower depreciation and amortization mainly due of an increase in hydrocarbon proved developed reserves in 2018 as compared to 2017, which led to a decrease in depreciation expenses.

In 2017, the cost of sales for this segment increased by 14.5% as compared with 2016, due to the net effect of:

•	Fixed costs increasing by 16.1%, or COP$1,115,851 million, in 2017 as compared to 2016, mainly due to (i) an increase in contracted services, maintenance and operating materials, which included preventative surface maintenance activities at our production facilities and well services as a strategy to mitigate natural decline rates and (ii) an increase in the costs of hydrocarbon transportation services as a result of paying for alternative routes to bypass the attacks on the Caño Limon-Coveñas oil pipeline. This increase was partially offset by a decrease in contracted services as a result of the full return of the Recetor field to Ecopetrol on May 30, 2017 and our full operation of the Rubiales field for the entire year.

•	Variable costs increasing by 13.9%, or COP$2,221,585 million, in 2017 as compared to 2016, as a result of (i) an increase of purchases of crude oil due to the increase in international benchmark prices, (ii) higher depreciation, mainly as a result of the beginning of operations of the Gunflint field by Ecopetrol America Inc. in August 2016, (iii) a decrease in hydrocarbon proved developed reserves in 2016 as compared to 2015 which led to an increase in depreciation expenses, and (iv) higher transportation costs due to the use of alternate pipelines in order to transport the crude oil despite the attacks on the Caño Limon-Coveñas oil pipeline. This increase was partially offset by: (i) lower imports of fuels, especially diesel and gasoline, due to the replacement of imports with products produced by Reficar, lower diluent consumption, due to the strategy of marketing high-viscosity crudes and co-dilution with LPG use of products by Reficar rather than the use of imported products, and (ii) the positive effect of the appreciation of the Colombian peso against the U.S. dollar on our purchases in U.S. dollar.

In 2018, operating expenses before impairment of non-current assets increased by 30.9% as compared to 2017, primarily as a result of (i) the bargain purchase in our acquisition of an additional stake in the K2 field in 2017, (ii) the sale of the following fields in 2017: Sogamoso, Río Zulia, Río de Oro and Puerto Barco, Santana, Nancy Maxine Burdine and Valdivia Almagro, (iii) the recognition of exploratory activity at Ecopetrol America Inc.’s León 1 and 2 wells and Hocol’s Bonifacio, Hurón and Payero wells in 2018, (iv) an increase in operation expenses related to the Lizama’s well environmental incident that occurred in the first half of 2018. This increase was partially offset by (i) the elimination of the wealth tax since 2018 and (ii) a decrease in exploratory activity at the Kronos-1, Parmer-1, Warrior 2, Lunera-1, Brama-1, Molusco-1, Godric, Dumbo and Pollera wells recognized in 2017.

In 2017, operating expenses before impairment of non-current assets increased by 7.8% in 2017 as compared to 2016, primarily as a result of (i) higher expenses related to our exploratory activity as we engaged in more seismic activity and recorded expenses related to exploratory activity at the Kronos-1, Parmer-1, Warrior 2, Lunera-1, Brama-1, Molusco-1, Godric, Dumbo and Pollera wells, (ii) the termination in 2016 of the deferred income amortization we had been recognizing since 2007 for the advance payment by the Ministry of Finance and Public Credit of the obligations under Ecogas, in relation to the Built, Operate and Transfer contracts (BOMT’s) for the construction, operation, maintenance and transfer of gas pipelines. This increase was partially offset by (i) increased income due to the acquisition of an additional 11.6% interest at the K2 field in the Gulf of Mexico which generated a gain due to the increase in the book value of the asset above the value paid for the additional interest and (ii) the reduction of the wealth tax rate from 1% in 2016 to 0.4% in 2017.

The net reversal of impairment of non-current assets recognized in the exploration and production segment in 2018, which totaled COP$785,940 million in 2018 as compared to COP$183,718 million in 2017, increased by 327.8 % as compared to 2017 mainly due to due to the incorporation of new reserves, improved short-term hydrocarbon price outlook and improvements in technical operational capacity.

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

The segment recorded net income attributable to owners of Ecopetrol of COP$9,930,519 million in 2018 as compared to net income attributable to owners of Ecopetrol of COP$3,820,501 million in 2017 and net income attributable to owners of Ecopetrol of COP$1,322,370 million in 2016.

Lifting and Production Costs

The aggregate average production cost, on a Colombian Peso basis, has increased to COP$27,782 per boe during 2018 from COP$23,684 per boe during 2017. On a dollar basis, our aggregate average production cost increased to US$9.40 per boe in 2018 from US$8.02 per boe in 2017, due to a 0.18% depreciation of the average exchange rate of the Colombian Peso against the U.S. dollar in 2018.

The aggregate average lifting cost, on a Colombian Peso basis, increased to COP$25,614 per boe during 2018 from COP$22,585 during 2017. On a dollar basis, it increased to US$8.66 per boe in 2018 from US$7.65 per boe in 2017 also due partially to the 0.18% depreciation of the average exchange rate of the Colombian Peso against the U.S. dollar in 2018.

The abovementioned increases were primarily due to:

•	An increase in energy costs, primarily due to higher prices in liquid fuels purchased for electric generation in our fields (diesel, fuel oil no. 4 and reduced crude) and an increase in unregulated tariffs.

•	An increase in costs due to subsoil maintenance, primarily due to an increase in the number and complexity of well interventions and services, mainly to support and improve our basic production curve.

•	An increase in costs of services due to a 2% increase in crude volumes and an 8% increase in water production in fields of direct and associated operation.

•	Higher water volumes which augmented energy consumption and fluid treatment utilized for injection techniques, disposal and recovery projects.

•	An increase in others operational costs as per field support and logistics services.

The difference between the aggregate average lifting cost and aggregate average production cost is that lifting cost does not include the costs related to hydrocarbon self-consumption required in the production process or the deliveries we make to our refineries and natural gas liquid plants.

The following table sets forth crude oil and natural gas average sales prices, the aggregate average lifting costs and aggregate average unit production cost for the years ended December 31, 2018, 2017 and 2016.

Table 49 – Crude Oil and Natural Gas Average Prices and Costs

	2018	2017	2016
Crude Oil Average Sales Price (U.S. dollars per barrel)(1)	63.2	47.8	35.7
Crude Oil Average Sales Price (COP$ per barrel)(1)	187,845	141,175	108,337
Natural Gas Average Sales Price (U.S. dollars per barrel equivalent)	22.4	22.7	23.5
Natural Gas Average Sales Price (COP$ per barrel equivalent)	66,922	66,919	71,893
Aggregate Average Unit Production Costs (U.S. dollars per boe)(2)	9.40	8.02	6.88
Aggregate Average Unit Production Cost (COP$ per boe)(2)	27,782	23,684	20,993
Aggregate Average Lifting Costs (U.S. dollars per boe)(3)(4)(5)	8.66	7.65	6.49
Aggregate Average Lifting Costs (COP$ per boe)(3)(4) (5)	25,614	22,585	19,799

(1)	Corresponds to our average sales price on a consolidated basis.
(2)	Unit production costs correspond to consolidated average costs on total production volumes net of royalties. Production costs do not include costs related to transport, commercialization and administrative expenses.
(3)	Lifting costs per barrel are calculated based on total production (excluding production tests and discovered undeveloped fields), which are net of royalties, and correspond to our lifting costs on a consolidated basis.
(4)	The cost indicator is calculated by using the cost of production (does not include costs related to hydrocarbons consumption by Ecopetrol in the production process, such as by our refineries and natural gas liquid plants) and dividing by the net produced volume (excluding royalties) as the denominator.
(5)	As a result of the evaluation of control over companies under IFRS, Ecopetrol does not consolidate Savia Perú and Equion.

4.5.1.10        Transportation and Logistics Segment Results

In 2018, our transportation and logistics segment sales were COP$11,354,167 million compared to COP$10,598,064 million in 2017. The 7.1% increase in 2018 as compared with 2017 was mainly due to (i) higher volumes of crude oil transported by our pipelines which was primarily due to reversal cycles through the Bicentenario pipeline, the startup of the San Fernando-Apiay System and the expansion of the P135 Project, (ii) an increase in the volume of refined products transported mainly due to the increase in production at Barrancabermeja and Reficar, (iii) the positive effect on our U.S. dollar-indexed transportation fees resulting from the depreciation of the Colombian peso against the U.S. dollar. This increase was partially offset by a decrease in revenue due to the resolution of the disagreement regarding the P135 Project tariffs, leading to lower tariffs.

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

The cost of sales amounted to COP$3,402,087 million in 2018 as compared to COP$3,271,835 million in 2017. The cost of sales for this segment increased by 4.0% in 2018 as compared with 2017 mainly due to (i) an increase in costs associated with higher volumes transported, primarily due to the reasons described above and (ii) increased consumption of materials, supplies and depreciation resulting from to the start of the San Fernando – Apiay system at Cenit since January 2018 and the expansion of the P135 Project since July 2017.

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

In 2018, operating expenses before the impairment of non-current assets decreased by 27.1% as compared to 2017 due to: (i) a reversal of a provision we had set aside in respect of tariff dispute we were having in connection with the P135 Project and (ii) the elimination of wealth tax since 2018. This decrease was partially offset by higher expenses associated with attacks on our infrastructure by third parties.

In 2017, operating expenses before the impairment of non-current assets decreased by 15.1% as compared to 2016 due to lower administrative expenses mainly as a result of the consolidation of administration areas within the segment and a decrease in taxes because of the reduction of the wealth tax rate discussed previously.

The impairment losses of non-current assets recognized in the segment in 2018, totaled COP$169,870 million in 2018 as compared to an impairment recovery of COP$59,455 million in 2017. The difference in impairment from a reversal in 2017 to a loss in 2018 was primarily the result of a decrease in the forecast of the volume to be transported by the southern cash generating unit and an increase in investment needs to mitigate the operative risk of our transportation systems.

The impairment recovery of non-current assets recognized in the segment in 2017, totaled COP$59,455 million in 2017 as compared to an impairment recovery of COP$41,062 million in 2016. The increase in the impairment recovery was due to the inclusion, in the assessment of the recovery amount of this segment’s assets, of flows associated with the Port of Tumaco that positively affects the recoverable amount of the southern cash generating unit (See Note 16.3 to our consolidated financial statements for more detail).

The segment recorded net income attributable to owners of Ecopetrol of COP$3,424,234 million in 2018 as compared to net income of COP$2,999,978 million in 2017 and COP$2,960,449 million in 2016.

4.5.1.11        Refining and Petrochemicals Segment Results

In 2018, the refining and petrochemical segment sales were COP$37,011,373 million compared to COP$28,644,016 million in 2017. In 2018, sales of refined products and petrochemicals increased by 29.2% as compared with 2017, mainly due to: (i) an increase of our average products basket price due to the increase in international prices and (ii) increased sales volumes, primarily of medium distillates, and gasoline in Colombia and international markets, due to higher refining throughput and positive operating performance at our refineries.

In 2017, the refining and petrochemical segment sales were COP$28,644,016 million compared to COP$24,823,714 million in 2016. In 2017, sales of refined products and petrochemicals increased by 15.4% as compared with 2016, mainly due to an increase of our average products basket price due to the increase in the international prices. This increase was partially offset by (i) a decrease in exports of fuel oil primarily due to reduced production at the Barrancabermeja refinery as a result of reliance on more efficient alternative sources and stabilization of the coker unit at the Cartagena Refinery and (ii) a decrease in exports of diesel due to our commercial strategy of focusing on selling to the domestic market due to better commercial conditions, replacing lace imports of such products.

The cost of sales for our refined products and petrochemicals segment is mainly related to the purchase of crude oil and natural gas for our refineries, imported crude oil and products to supply local demand, feedstock transportation services, services contracted for maintenance of the refineries and the amortization and depreciation of refining assets. Cost of sales amounted COP$35,658,753 million in 2018, compared to COP$26,855,395 million in 2017 and COP$22,843,987 million in 2016.

In 2018, the cost of sales for this segment increased 32.8% as compared with 2017, principally due to (i) an increase in purchases of crude oil at higher international benchmark prices, (ii) higher volumes purchase of crude oil for use by our refineries due to higher throughput, (iii) an increase in cost of transportation associated with higher production in our refineries. This increase was partially offset by: (i) lower imports of products primarily medium distillates and gasolines as a result of higher production at Barrancabermeja Reficar and (ii) lower imports of light crude used at the Cartagena Refinery as a result of the substitution of such crude, which resulted in a more cost-effective crude slate for the Cartagena Refinery.

In 2017, the cost of sales for this segment increased 18% as compared with 2016, principally due to (i) an increase in purchases of crude oil at increased international benchmark prices and (ii) higher volumes of imports of crude oil and inter-segment purchases of crude oil for the Cartagena Refinery. This increase was partially offset by lower imports of other fuels, especially diesel and gasoline, due to the use of products produced by the Cartagena Refinery rather than imported products.

In 2018, operating expenses before the impairment of non-current assets decreased by 24.6% as compared to 2017, due to stabilization expenses of the Cartagena Refinery which was reflected in lower maintenance expenses, contracted services and general expenses.

In 2017, operating expenses before the impairment of non-current assets decreased by 17.2% as compared to 2016, due to a decrease of stabilization expenses of the Cartagena Refinery and a decrease in taxes because of the reduction of the wealth tax rate.

The impairment losses of non-current assets recognized in the segment in 2018, which totaled COP$984,704 million in 2018, as compared to a net reversal of impairment of COP$1,067,965 million in 2017, is primarily the result of: (i) adjustments in market expectations with respect to the impact of implementation of IMO regulation on projected margins for the Cartagena Refinery’s refined products, (ii) a decrease in the short-term outlook for the ethanol prices given a global over-supply of ethanol, (iii) downward updates to Bioenergy’s near-term agricultural outputs and (iv) an increase in the discount rate used for Reficar and Bioenergy, reflecting updated macroeconomic conditions. These negative impacts were partially offset by the commencement of the stabilization period at both Reficar and Bioenergy as well as tax benefits associated with Law 1942, 2018.

The net reversal of impairment of non-current assets recognized in the segment in 2017, which totaled COP$1,067,965 million in 2017 as compared to an impairment loss of COP$773,361 million in 2016, decreased as compared to 2016 as a result of (i) a net reversal of the impairment of Reficar as a result of an improved outlook in refining margins due to the anticipated effects of the ratification of Marpol which goes into effect in 2020, (ii) a lower discount rate resulting from the application of WACC methodology and (iii) operational and financial optimization due to the stabilization of the refinery. This reversal was partially offset by Bioenergy’s impairment related to the change of the project start date, the process of stabilization of the industrial plant, the updating of operational variables and the financial expenses of the Barrancabermeja refinery’s modernization project, which is currently postponed.

As mentioned earlier, the refining segment is highly sensitive to changes in product prices and feedstock in the international market, discount rate, refining margins, changes in environmental regulations and cost structure and the level of capital expenditures.

The refining and petrochemicals segment recorded net loss attributable to owners of Ecopetrol of COP$1,973,075 million in 2018, as compared to a net income to owners of Ecopetrol of COP$358,859 million in 2017, and a net loss attributable to owners of Ecopetrol of COP$1,823,020 million in 2016.

4.6      Liquidity and Capital Resources

Our principal source of liquidity in 2018 was cash flows from our operations amounting to COP$22,469,194 million.

Our main uses of cash in 2018 were (i) COP$11,363,077 in debt payments through the pre-payment of local and foreign currency-denominated loans totaling the equivalent of US$2,446 million in 2018 and amortizations to capital and interest payments, (ii) COP$8,460,426 million in capital expenditures, which included investments in property, plant and equipment, natural and environmental resources and intangibles, (iii) dividend payments amounting to COP$4,427,701 million, which includes dividends relating to fiscal year 2017 for COP$3,659,373 million and the payment of dividends to non-controlling interest for COP$768,328 million.

For more information regarding our debt, see the section Financial Review—Financial Indebtedness and Other Contractual Obligations.

4.6.1      Review of Cash Flows

Cash from operating activities

Net cash provided by operating activities increased by 32.4% in 2018 as compared to 2017, mainly as a result of a 31.9% increase in our operational income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets primarily due to (i) higher hydrocarbon production levels, (ii) an increase in our refining throughput, (iii) our continued strategy of replacing imports of crude oil and refined products with domestic production, (iv) the commencement of operations of the San Fernando – Apiay project and expansion of the P135 Project in our the midstream segment, (v) cost efficiencies from our transformation plan and (vi) a favorable price environment. This increase was partially offset by higher working capital needs mainly due to an increase in accounts receivable from the FEPC and the payment in advance of the capital gains tax due in 2019 pursuant to Decree 2146, 2018.

Net cash provided by operating activities increased by 19.3% in 2017 as compared to 2016, mainly as a result of (i) a 32.7% increase in our operational income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets and efficiency gains and cost-savings generated by our corporate strategy. This increase was partially offset by (i) higher working capital needs mainly due to increase in accounts receivable from the FEPC and commercial receivable accounts and (ii) an increase in our costs due to the effect of recovery in international crude oil prices on our purchases and an increase in maintenance activities, contracted services and operating supply needs associated with an increase in our operational activities.

Cash used in investing activities

In 2018, net cash used in investing activities increased by 98.9% as compared to 2017, mainly as a result of: (i) a 38.5% increase in investments in capital expenditures, which was driven mainly by drilling in the Castilla and La Cira Infantas fields and the B3 module of the Rubiales field and (ii) a 249.4% increase in our investment portfolio as a result of excess liquidity.

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

Cash used in financing activities

Net cash used in financing activities increased by 23.7% in 2018, as compared to 2017, due to (i) prepayments of local and foreign currency-denominated loans totaling the equivalent of US$2,446 million as compared to US$2,400 million in prepayments of foreign currency-denominated loans made in 2017 and (ii) an increase in dividend payments to the shareholders of Ecopetrol of COP$2,713,712 million and in dividend payments made by certain of our subsidiaries to their non-controlling shareholders of COP$209,342 million.

Net cash used in financing activities increased by 362% in 2017, as compared to 2016, due to (i) prepayments of foreign currency-denominated loans totaling US$2,400 million and (ii) an increase in dividend payments to the shareholders of Ecopetrol of COP$255,484 million in 2017 as compared to 2016, which was partially offset by a COP$463,135 million decrease in dividend payments made by certain of our subsidiaries to their non-controlling shareholders.

4.6.2     Capital Expenditures

Our consolidated capital expenditures in 2018, 2017 and 2016 were COP$8,460,426 million, COP$6,107,506 million and COP$5,837,477 million, respectively. These investments were distributed by business segment on average, for the past three years as follows: 73.0% for the exploration and production segment, 12.5% for refining and petrochemicals and 14.5% for the transportation and logistics segment. See Note 31.3 to our consolidated financial statements for more detail about capital expenditures by segment.

Our investment plan approved for 2019 is a range of between US$3,500 million and US$4,000 million. The investments will be distributed approximately as follows: 81.0% for exploration and production, 11.0% for refining, petrochemicals, and transportation and logistics, and 8.0% for other investments.

The resources required for the investment plan can be funded through internal cash generation with no need to raise additional net financing.

4.6.3     Dividends

In 2018, we paid dividends for the fiscal year ended December 31, 2017 amounting to COP$3,659,373 million to Ecopetrol’s shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP$768,328 million.

In 2017, we paid dividends for the fiscal year ended December 31, 2016 amounting to COP$945,661 million to Ecopetrol’s shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP$558,986 million.

In 2016, we paid the last installment of dividends relating to 2014 net income to the Nation for COP$690,177 million and our transportation and logistics subsidiaries paid dividends to their non-controlling shareholders for COP$1,022,121 million.

On March 29, 2019, our shareholders at the ordinary General Shareholders Assembly approved a distribution of dividends for the fiscal year ended December 31, 2018 amounting to COP$9,251,256 million, or COP$225 per share, based on the number of outstanding shares as of December 31, 2018. Of the total dividends that will be paid, COP$169 per share corresponds to an ordinary dividend pursuant to our current dividend policy and COP$56 per share corresponds to an extraordinary dividend given the strong operational results and robust cash position of the Company in 2018. The dividend payment was approved to be made in one installment for the minority shareholders of Ecopetrol on April 25, 2019 and three installments for the Nation, the first to be paid on April 25, 2019, the second to be paid on June 25, 2019 and the final installment to be paid on September 25, 2019.

4.7      Summary of Differences between Internal Reporting (Colombian IFRS and IFRS)

We prepare our interim and annual statutory financial information in accordance with our internal reporting policies, which follow Colombian IFRS and differ in certain significant aspects from IFRS. The following table sets forth our consolidated net income and equity for years ended December 31, 2018, 2017 and 2016, in accordance with Colombian IFRS and IFRS:

Table 50 – Consolidated Net Income and Equity

	For the year ended December 31,			% Change
	2018	2017	2016	2018/2017	2017/2016
	(Colombian Pesos in millions)
Net income attributable to owners of Ecopetrol (IFRS)	11,381,386	7,178,539	2,447,881	58.5	193.3
Cash flow hedge for future company exports	(471,314)	(366,048)	(494,604)	28.8	(26.0)
Exchange rate effects on tax bases – Deferred tax	646,333	(192,079)	(388,568)	(436.5)	(50.6)
Net income Attributable to owners of Ecopetrol (Colombian IFRS)	11,556,405	6,620,412	1,564,709	74.6	323.1
Net Equity (IFRS)	57,107,780	48,215,699	43,560,501	18.4	10.7
Cash flow hedge for future company exports	(20,792)	(29,258)	(39,803)	(28.9)	(26.5)
Exchange rate effects on tax bases – Deferred tax	2,217,450	1,594,864	1,799,020	39.0	(11.3)
Net Equity (Colombian IFRS)	59,304,438	49,781,305	45,319,718	19.1	9.8

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

As a result of this accounting policy difference, for the year ended December 31, 2018, our net income as reported under IFRS was COP$471,314 million higher than our net income as reported under Colombian IFRS.

Exchange rate effects on tax bases – Deferred tax. According to IAS 12.41, companies with a U.S. dollar functional currency and profit or tax loss in Colombian Pesos are required to recognize deferred taxes attributable to the difference between the carrying amounts of non-monetary assets in their financial statements and their respective tax bases converted from Colombian Pesos to U.S. dollars using the exchange rate on the closing date. The effect of the temporary difference is charged to profit and losses without a cash outflow expected in the future. Under local accounting principles (The General Accounting Office opinion No. 20162000000781 dated January 18, 2016), the result attributable to the aforementioned difference in accounting policies does not generate any deferred taxes.

Ecopetrol’s functional currency is the Colombian Peso and it consolidates some subsidiaries whose functional currency is the U.S. dollar but who settled their taxes in Colombian Pesos. As a result of the application of paragraph 41 – IAS 12, such subsidiaries are required to calculate deferred taxes under IFRS.

As a result of this accounting policy difference, for the year ended December 31, 2018, our net income attributable to owners of Ecopetrol as reported under IFRS was COP$646,333 million lower than our net income attributable to owners of Ecopetrol as reported under Colombian IFRS.

The application of IAS12.41 also generated adjustments to our goodwill and investments in companies impairments of COP$22,030 million in 2018, COP$61,893 million in 2017 and COP$86,781 million in 2016 in connection with our purchase of subsidiaries whose functional currency is the U.S. dollar as well as adjustments to our revenue from the equity method of COP$11,316 million in 2018, COP$60,748 million in 2017 and COP$71,056 million in 2016 in connection with our associates and joint ventures whose functional currency is the U.S. dollar.

As a result of these accounting policy differences described above, for the year ended December 31, 2018, we reported net income attributable to the owners of Ecopetrol under IFRS of COP$11,381,386 million as opposed to a net income attributable to the owners of Ecopetrol of COP$11,556,405 million reported under Colombian IFRS for the same period. For the year ended December 31, 2017, these same accounting differences led us to report net income attributable to the owners of Ecopetrol under IFRS of COP$7,148,539 million as opposed to a net income attributable to the owners of Ecopetrol of COP$6,620,412 million reported under Colombian IFRS for the same period. For the year ended December 31, 2016, these same accounting differences led us to report net income attributable to the owners of Ecopetrol under IFRS of COP$2,447,881 million as opposed to a net income attributable to the owners of Ecopetrol of COP$1,564,709 million reported under Colombian IFRS for the same period.

4.8       Financial Indebtedness and Other Contractual Obligations

As of December 31, 2018, we had outstanding consolidated indebtedness of COP$33.2 trillion, which corresponded primarily to the following long-term transactions:

Table 51 – Consolidated Financial Indebtedness

Company	Type	Initial Date	Original Amount	Maturity	Interest Rate	Amortization
Ecopetrol S.A.	Bonds	September 18, 2013	US$1,300 million	September 18, 2023	5.875%	Bullet
		September 18, 2013	US$850 million	September 18, 2043	7.375%	Bullet
		May 28, 2014	US$2,000 million	May 28, 2045	5.875%	Bullet
		September 16, 2014	US$1,200 million	January 16, 2025	4.125%	Bullet
		June 26, 2015	US$1,500 million	June 26, 2026	5.375%	Bullet
		June 15, 2016*	US$500 million	September 18, 2023	5.875%	Bullet
		December 1, 2010	COP$479,900 million	December 1, 2020	Floating	Bullet
		December 1, 2010	COP$284,300 million	December 1, 2040	Floating	Bullet
		August 27, 2013	COP$168,600 million	August 27, 2023	Floating	Bullet
		August 27, 2013	COP$347,500 million	August 27, 2028	Floating	Bullet
		August 27, 2013	COP$262,950 million	August 27, 2043	Floating	Bullet
	Bank Loans	December 30,2011**	US$321 million	December 20, 2025	Floating	Semi-annual
	ECAs	December 30, 2011**	US$2,650 million	December 20, 2027	Fixed	Semi-annual
		December 30, 2011**	US$100 million	December 20, 2027	Floating	Semi-annual
		December 30, 2011**	US$97 million	December 20, 2027	Fixed	Semi-annual
		December 30, 2011**	US$210 million	December 20, 2027	Floating	Semi-annual
Ocensa	Bond	May 7, 2014	US$500 million	May 7, 2021	4.000%	Bullet
Oleoducto Bicentenario	Bank Loan	July 5, 2012	COP$2.1 trillion	July 5, 2024	Floating	Quarterly
ODL	Bank Loan	August 1, 2013	COP$800 billion	August 1, 2020	Floating	Quarterly

* Reopening of bond due to 2023.

** Debt originally obtained by Reficar for the Refinery modernization and voluntarily assumed by Ecopetrol.

The long term debt balance for the end of 2018 is explained as follows:

•	On April 13, 2018, Ecopetrol redeemed all of its outstanding 4.250% notes due September 18, 2018 in an aggregate principal amount of US$350 million. The notes were issued in September 2013.

•	On July 6 and 25, 2018, Ecopetrol prepaid all loans entered into in 2013 with international banks and guaranteed by the US Export-Import Bank, which was originally due in 2023. The aggregate payment was in the amount of US$155,979,564, plus accrued interest.

•	On August 6, 2018, Ecopetrol prepaid the entire syndicated loan it entered into in 2013 with Colombian banks, which had been scheduled to be amortized up to 2025. The prepayment was in the total amount of COP$1.43 trillion, plus accrued interest.

•	On September 20, 2018, Ecopetrol signed a committed line with international banks for USD$665 million as a contingent financing mechanism. This facility has a 2 year availability period for disbursements, an interest rate of 6-month LIBOR + 125 basis points and an annual fee of 30 basis points on principal not disbursed during the availability period.

•	On December 27, 2018, Ecopetrol redeemed all of its outstanding 7.625% notes due July 23, 2019 in an aggregate principal amount of US$1,500 million. The notes were issued in July 2009.

Ecopetrol did not incur any short-term or long-term bank loans or bonds in 2018.

Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our contractual obligations as of December 31, 2018.

Table 52 – Our Contractual Obligations

COP$ in millions	Payments due by period
Contractual obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Employee Benefit Plan	30,269,275	1,281,826	2,657,497	2,755,849	23,574,103
Contract Service Obligations	3,951,217	1,453,298	1,609,737	412,396	475,786
Operating Lease Obligations	407,664	96,976	116,620	86,154	107,914
Natural Gas Supply Agreements	363,735	109,927	99,440	0	154,368
Purchase Obligations	1,653,507	80,698	1,525,351	8,092	39,366
Energy Supply Agreements	848,790	153,205	172,200	70,347	453,038
Capital Expenditures	556,157	397,522	130,214	28,421	0
Build, Operate, Maintain and Transfer Contracts (BOMT)	665,759	64,748	123,481	129,283	348,247
Capital (Finance) Lease Obligations	454,631	55,087	80,812	63,353	255,379
Financial Sector Debt	10,071,534	1,576,597	2,906,067	2,886,955	2,701,915
Bonds	25,986,306	64,995	3,542,961	5,388,600	16,989,750
Total	72,228,575	5,334,879	12,964,380	11,829,450	45,099,866

The table does not include the contractual obligations of Equion, Savia and Ecodiesel, which do not consolidate within the Ecopetrol’s Group.

4.9       Off Balance Sheet Arrangements

As of December 31, 2018, we did not have off-balance sheet arrangements of the type that is required to be disclosed under Item 5.E of Form 20-F.

4.10     Trend Analysis and Sensitivity Analysis

Trend Analysis

Ecopetrol updated its Business Plan on February 26, 2019. See section Our Corporate Strategy—Business Plan for a discussion of the trends recognized in the development of that plan.

Sensitivity Analysis

Sensitivity Analysis of Reserves

The following table provides information about the sensitivity analysis conducted on our oil and gas reserves as of December 31, 2018, taking into account ICE Brent crude oil prices that reasonably reflect management’s view of crude oil prices given prevailing market conditions.

Table 53 – Sensitivity Analysis of Reserves

	Oil and NGL (million barrels)	Natural Gas (bcf)	Total Oil and Gas (Mmboe)
Reserves as of December 31, 2018	1,200	3,002	1,727
Sensitivity Scenario	1,155	2,958	1,674
Difference (million barrels)	(45)	(44)	(53)
Difference (%)	(4)%	(1)%	(3)%

The conversion rate used is 5,700 cf = 1 boe.

Assumptions for the Sensitivity Analysis of Reserves

•	The sensitivity of the ICE Brent price index is forecasted to average US$67 per barrel in 2019, US$71 per barrel in 2020, US$69 per barrel in 2021 and between US$67 and US$71 onwards.

•	The base scenario on which our sensitivity analysis is made corresponds to our oil, NGL and natural gas reserves, as of December 31, 2018, as presented elsewhere in this annual report.

•	Other variables such as the operating costs, capital costs and portfolio price remain unchanged for purposes of the analysis.

Sensitivity Analysis of our Results

The following table provides information about the sensitivity of our results as of December 31, 2018, due to variations of US$1 in the price of ICE Brent crude and of 1% in the COP$/US$ exchange rate.

Table 54 – Sensitivity Analysis Results

	Income Statement 2018	Income Statement Case ICE Brent(1)+ US$1	Difference Between Real 2018 and Case ICE Brent	Income Statement Case TRM(2)- 1%	Difference Between Real 2018 and Case TRM
	(COP$ in billions)
Revenue	68,603.87	69,602.13	998.26	69,324.68	720.81
Cost of sales	41,184.38	41,560.55	376.17	41,514.49	330.11
Gross Income	24,419.49	28,041.58	622.09	27,810.19	390.70
Operating expenses	4,592.45	4,592.45	-	4,592.45	-
Impairment of non-current assets	368.63	368.63	-	368.63	-
Operating income	22,458.41	23,080.50	622.09	22,849.11	390.70
Finance results, net	(2,010.38)	(2,010.38)	-	(2,010.38)	-
Share of profit of associates and joint ventures	165.84	165.84	-	165.84	-
Income before income tax	20,613.87	21,235.96	622.09	21,004.57	390.70
Income Tax	(8,258.49)	(8,507.71)	(249.23)	(8,415.01)	(156.52)
Net Income	12,355.38	12,728.25	372.86	12,589.56	234.18

(1)	ICE Brent = US$72 per barrel
(2)	Exchange rate (TRM) = COP$2,956/US$1.00

Assumptions for the Sensitivity Analysis of our Results

•	Our sensitivity analysis is based on the Consolidated Statement of Profit or Loss for 2018, as presented elsewhere in this annual report.

•	The sensitivity of the ICE Brent price index is in reference to an increase of US$1 per barrel of crude oil in the average ICE Brent reference price based on a 365-day year for 2018. Prices assumed correspond to realized prices for crude oil, natural gas and refined products for 2018, adjusted to account for the differences between such realized prices and the ICE Brent reference price.

•	The sensitivity of our results to changes in the exchange rate is in reference to a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2018. Prices are the realized prices of crude oil, natural gas and refined products in 2018 and are expressed for the sensitivity using the adjusted exchange rate (i.e. a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2018).

•	The income tax for each of our sensitivity analyses (price of ICE Brent and COP$/US$ exchange rate) is estimated using the effective corporate tax rate of 40% for 2018.

The table below sets forth the line items that are being affected by the variation on the reference prices or the average exchange rate.

Table 55

VARIATION ON ICE BRENT REFERENCE PRICE	VARIATION ON AVERAGE EXCHANGE RATE REVENUE

Sales of crude oil	Sales of crude oil
Sales of refined products	Sales of refined products
Sales of natural gas	Sales of natural gas
COST OF SALES
Local purchases from business partners	Local purchases from business partners
Local purchases of hydrocarbons from the ANH	Local purchases of hydrocarbons from the ANH
Local purchases of natural gas	Local purchases of natural gas
Imports of products	Imports of products

5.	Risk Review

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

Hydrocarbon reserves presented in this annual report were calculated in accordance with SEC regulations. As required by those regulations, reserves were valued based on the unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2018, 2017 and 2016, as well as other conditions in existence at those dates. The average of closing prices of ICE Brent crude oil for the first day of each month in the 12-month period was US$44.49 per barrel in 2016, US$54.93 per barrel in 2017 and US$72.20 per barrel in 2018. In 2017, the Company recognized an increase in oil and gas proven reserves of 4% as compared to 2016, to 1,659 mmboe in 2017 from 1,598 mmboe in 2016. In 2018, the Company recognized an increase in oil and gas proven reserves of 4% as compared to 2017, to 1,727 mmboe in 2018 from 1,659 mmboe in 2017. For more information, see the section Business Overview—Exploration and Production—Reserves.

Furthermore, at least once a year, or more frequently if the circumstances require, the Company ascertains whether there are indicators of impairment to its assets or cash-generating units (CGUs) due to the difference between the carrying amount of such assets or CGUs against to their recoverable amounts, using reasonable assumptions, based on internal and external factors, which reflect market conditions. The recoverable amount is considered to be the higher of the fair value less costs of disposal and value in use, based on the free cash flow method, discounted at the weighted average capital cost (WACC). Whenever the recoverable amount of an asset or CGU is lower than its net carrying amount, such amount is reduced to its recovery amount, recognizing a loss for impairment as an expense in the consolidated statement of profit or loss. External and internal sources of information may indicate that an impairment loss recognized for an asset, other than goodwill, may no longer exist or may have decreased, in this case, the reversal is recognized as an impairment recovery in the consolidated statement of profit or loss.

In 2018, Ecopetrol recognized an impairment loss, net of non-current assets of COP$368,634 million, which corresponds to the net result of:

•	An impairment of non-current assets in the refining and petrochemicals segment, primarily due to (i) adjustments in market expectations with respect to the impact of implementation of IMO regulations on projected margins for Reficar’s refined products (ii) a decrease in the short-term outlook for the ethanol prices given a global over-supply of ethanol, (iii) downward updates to Bioenergy’s near-term agricultural outputs and (iv) an increase in the discount rate used for Reficar and Bioenergy, reflecting updated macroeconomic conditions. These negative impacts were partially offset by the commencement of the stabilization period at both Reficar and Bioenergy as well as tax benefits associated with Law 1942, 2018.

•	An impairment of non-current assets in the transportation and logistics segment, primarily the result of a decrease in the forecast of the volume to be transported by the southern transportation unit and an increase in investment needs to mitigate the operative risk of our transportation systems.

•	A reversal of impairment of non-current assets in the exploration and production segment, primarily due to an improved short-term hydrocarbon price outlook, incorporation of new reserves and technical and operational information variables.

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

In order to assess the possible impact of current expected oil price scenarios and market conditions, as well as of further developments driven by the economic environment for the oil and gas industry, the Company has performed a sensitivity analysis over its proved reserve balance as of December 31, 2018. Based on these calculations, assuming an average price per barrel of ICE Brent price of US$67 per barrel in 2019, US$71 per barrel in 2020, US$69 per barrel in 2021, and between US$66 and US$71 onwards, Ecopetrol could recognize a decrease in oil and gas proved reserves of approximately 3%. This analysis takes into account Ecopetrol’s estimates and expectations regarding the main assumptions used in its proven reserve calculation, which final actual result may fluctuate and differ substantially from those provided herein due to several factors outside of the control of the Company. For additional information see the section Financial Review—Trend Analysis and Sensitivity Analysis.

On the contrary, any upward revision in our estimated quantities of proved reserves would indicate higher future production volumes, which could result in lower expenses for depreciation, depletion and amortization for properties to which we apply the units of production method for calculating these expenses. These lower expenses, and any higher revenues as a result of actual production volumes and realized prices, could benefit our results of operations and financial condition.

Achieving our long-term growth depends on our ability to execute our strategic plan — specifically, the discovery and/or successful development of additional reserves.

Our long-term growth objectives depend largely on our ability to develop the reserves recovery potential associated with existing fields and to discover and/or acquire new reserves, and in turn develop them successfully. Our exploration activities expose us to the inherent geological and drilling risks including the risk of not discovering commercially viable crude oil or natural gas reserves, and the risk that some exploratory wells initially budgeted for may be drilled at a later stage or not be drilled at all. Despite the effort we make to control costs associated with drilling, these are often uncertain, and numerous factors beyond our control may cause drilling operations to be curtailed, delayed or cancelled.

Our ability to add and develop reserves also depends on our capacity to structurally reduce costs to maintain the profitability of oil fields already being exploited without compromising infrastructure integrity and HSE performance.

Additionally, our strategy includes the exploration and development of unconventional reservoirs in Colombia, by using fracking technology. However, the implementation of this strategy depends, among others, on the final outcome of the regulatory framework affecting this technology currently being discussed in Colombia, obtaining the requisite environmental license required for the exploratory phase (including pilot wells) to begin and the results of these pilot projects. In February 2019, a commission of experts appointed by the Colombian government submitted its non-binding recommendation to advance in the pilot testing phase with the previous necessary steps to assure effective monitoring, control and communication of the pilot program development to stakeholders. See the section Business Plan. However, we cannot assure you that unconventional reservoirs in Colombia will be able to be exploited.

If we are unable to achieve expected recovery factors in our existing fields, or successfully discover and develop additional reserves, or if we do not acquire properties having proved reserves, our reserves portfolio will decline. Failure to secure additional reserves may impede us from achieving or maintaining production targets, and may have a negative impact on our results of operations and financial condition.

See the section Strategy and Market Overview—Our Corporate Strategy for a discussion of our strategic plan.

Our business depends substantially on international prices for crude oil and refined products. The prices for these products are volatile; a sharp decrease could adversely affect our business prospects and results of operations.

In 2018, in Ecopetrol, approximately 95% of the revenues came from sales of crude oil, natural gas and refined products and 91% of the total volume sold of these products was indexed to international reference prices or benchmarks such as ICE Brent. Consequently, fluctuations in those international indexes have a direct effect on our financial condition and results of operations.

Prices of crude oil, natural gas and refined products have traditionally fluctuated as a result of a variety of factors including, among others, competition within the international oil and natural gas industry, long-term changes in the demand for crude oil (as further explained below), natural gas and refined products, the economic policies in the United States, China and the European Union, regulatory changes, changes in global supply, inventory levels, changes in the cost of capital, adverse or favorable economic conditions, global financial crises, substitute sources of energy, development of new technologies, global and regional economic and political developments in the Organization of the Petroleum Exporting Countries, (OPEC), the willingness and ability of the OPEC and its members to set production levels, local and global demand and supply for crude oil, refined products and natural gas, trading activity in oil and natural gas, which thereby affects their respective margins, derivative financial instruments related to oil and gas; weather conditions, natural events or disasters, and terrorism and global conflict. After experiencing gradual recovery during the first half of 2018 and reaching a peak in October, Brent suffered a downward rally in the latter part of 2018. The outlook of weaker economic growth for 2019 and a mismatch of supply and demand of crude played a fundamental role for this trend. See the section Strategy and Market Overview for a discussion of the market overview.

When crude oil, refined products and natural gas prices are low, we earn less revenue and we generate lower cash flow and less income. Conversely, when crude oil, refined product and natural gas prices are high, we earn more and generate a larger amount of cash and net income. During 2018, our crude oil basket price was US$63.2 per barrel versus US$47.8 in 2017, the refined product basket price was US$77.3 per barrel versus US$62.7 per barrel in 2017; and the natural gas price was US$22.4 per barrel equivalent in 2018 versus US$22.7 per barrel equivalent in 2017. However, it is important to consider that the margin on refined products can result either in higher or lower margins due to a change in price of crude the same way gas prices can be impacted by local conditions, such as local demand and weather conditions.

In 2018, we had an impairment of non-current assets of COP$368,634 million compared to the COP$1,311,138 million net reversal of the impairment of non-current assets in 2017 and the impairment of non-current assets of COP$928,747 million in 2016. These impairments are an accounting effect that does not involve any inflow of resources and they are susceptible to reversion when the fair value of the asset is below its book value. For additional information about this impairment charges, see the section Financial Review—Operating Results—Consolidated Results of Operations—Impairment of non-current assets and Note 16 to our consolidated financial statements.

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

As of December 31, 2018 our U.S. dollar-denominated total debt was US$10.5 billion, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, US$9.7 billion relate to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Group’s affiliates have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Group are consolidated, the exchange rate differential of the affiliates’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in the equity, as part of other comprehensive income.

The Company adopted hedge accounting as part of its risk management strategy, using two types of natural hedges with its U.S. dollar debt as a financial instrument: i) cash flow hedge for exports of crude oil and ii) hedge of a net investment in a foreign operation. As a result of the implementation of both hedges, US$6,500 million of Ecopetrol S.A.’s debt in U.S. dollars as of December 31, 2018, was designated as a hedge. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income. The remaining portion of Ecopetrol S.A.’s U.S. dollar-denominated debt as well as the financial assets and liabilities denominated in foreign currency continues to be exposed to the fluctuation in the exchange rate.

The U.S. dollar/Colombian Peso exchange rate has fluctuated during the last several years.  On average, the Colombian Peso depreciated 11.18% in 2016, appreciated 3.35% in 2017 and depreciated 0.18% in 2018. Additionally, as of December 31, 2018, the Colombian Peso depreciated 8.91%, as of December 31, 2017, the Colombian Peso appreciated 0.56% and as of December 31, 2016, the Colombian Peso appreciated 4.72%, in each case from year-end exchange in the previous year. In addition, given the performance of interest rates in the U.S., crude oil prices in the next few years and political uncertainty in Colombia, there is no clear view of how the U.S. dollar and the Colombian peso will behave in the medium to long-term. Given that markets are dealing with a great deal of uncertainty, it is expected that U.S. dollar movements will remain difficult to forecast.

A future depreciation in the exchange rate of the Colombian Peso against the U.S. dollar may affect our financial results when converted into Colombian Pesos, given our current net position in U.S. dollars, the fact that most of our revenues are collected in U.S. dollars and the portion of our U.S. dollar debt that is not designated as hedge instrument and the future debt we may acquire. Please see our sensitivity analysis on our results of operation to exchange rate fluctuations in the section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results—Exchange Rate Variation and in Note 28.1 to our consolidated financial statements.

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

We are also exposed to international competition as a result of our international exploratory activities. Currently, we are exploring in Brazil, Mexico and the US Gulf of Mexico, where we partner and compete with other oil and gas companies operating in those locations.

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

Some of our operations in Colombia and abroad could be conducted in remote and uninhabited locations that involve health and safety risks that could affect our workforce. By our own Company policy and practices, as well as under Colombian law and international industrial safety regulations, we are required to have health and safety practices that minimize risks and health issues faced by our workforce. Failure to comply with health and safety regulations in the jurisdictions where we operate may lead to investigations by health officials that could result in lawsuits or fines.

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

See the section Business Overview—Exploration and Production for a summary of our current deep-water drilling activities.

As a result of the oil spill in the Macondo field operated by BP in the U.S. Gulf Coast in April 2010, significant concerns regarding the safety of deep-water drilling have been raised and, as a result, applicable regulations in various countries have changed. More stringent government regulation may result in increased costs and longer exploration and development timeframes for our deep-water drilling operations and consequently could adversely affect our results of operations and financial condition.

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

Furthermore, some of our customers may be highly leveraged and subject to their own operating expenses. Therefore, the risk we face in doing business with these customers may increase. Other customers may also be subject to regulatory changes, which could increase the risk of defaulting on their obligations to us. We also could have disagreements with customers regarding tariffs, excusable events, or other aspects of our commercial relations that could lead to contract breaches by our clients. See Note 28.2 to our consolidated financial statements for more details.

Such financial problems experienced by our customers or deterioration in our relations with our customers could result in the impairment of our assets, a decrease in our operating cash flows and may also reduce or restrict our customers’ future use of our products and services, which may have an adverse effect on our revenues and our ability to make payments under our existing debt obligations.

Our ability to access the credit and capital markets on favorable terms to obtain funding to refinance our debt maturities may be limited due to the deterioration of these markets, any change to our credit ratings and the authorizations we need before incurring any financial indebtedness.

A new financial crisis, volatility in prices in the oil and gas sector, the spread in protectionist policies in the United States, China and Europe, the lack of consensus among OPEC members, the political uncertainty in the region, the discovery of corruption by governments and private companies in emerging markets and further geopolitical disruptions in the Middle East, which could involve developed countries, which in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in the section Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Environment could make it more difficult for us and our subsidiaries to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us. These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms. Access to credit and capital markets is also dependent on our credit ratings, which are mainly determined by our financial and operational strength, oil and gas market conditions and the support that could be provided by the Colombian government. We cannot assure that our credit ratings will continue for any given period of time or that the ratings will not be further lowered or withdrawn. An assigned rating may be raised or lowered depending, among other things, on the respective rating agency’s assessment of our financial strength. In addition, a downgrade in the rating of the Republic of Colombia could also trigger a downgrade on our ratings as our rating is capped by the rating of the Republic of Colombia and the implicit support that can potentially be provided to the Company. On February 23, 2018, despite the downgrade of the Republic of Colombia, Moody’s maintained our long term international credit rating and outlook. On June 27, 2018, S&P maintained our long-term corporate credit rating at BBB- and our outlook at stable. On July 16, 2018, Moody’s upgraded our BCA (Baseline Credit Assessment) to ba1 from ba3 and maintained our long term international credit rating at Baa3 and outlook at stable. On December 6, 2018, Fitch Ratings maintained our long term international credit rating at BBB stable. We cannot offer any assurance that our credit rating will continue.

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

As of December 31, 2018, approximately 13.9%, or a principal of US$1,569 billion (COP$5.1 trillion), of our total indebtedness consisted of floating rate debt. If market interest rates rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition. In addition, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated in or indexed to. We cannot assure that such changes will not result in increased financing expenses borne by us. Finally, as we incur new debt in the future to fund our capital projects or inorganic acquisitions, the prevailing interest rates and spreads at any specific time could be less favorable in terms of cost when compared to our previous financing transactions, which could adversely affect our financial condition and results of operations.

Our current and planned investments and exploration activities outside Colombia are exposed to political and economic risks.

We began exploration activities outside Colombia in 2006 through our Brazilian subsidiary, Ecopetrol Óleo e Gás do Brasil Ltda. We operate through business partners, subsidiaries or affiliates outside Colombia. We currently have investments, joint ventures and subsidiaries incorporated in Peru, Brazil, Mexico, Bermuda, Panama, the Cayman Islands, Switzerland, Spain, the United Kingdom and the United States, and we are analyzing investments in other countries. In connection with making investments, we are and will be subject to risks related to economic and political conditions and governmental economic actions. We cannot predict the positions of foreign governments relating to the oil and gas industry, land tenure, protection of private property, environmental standards, regulation or taxation; nor can we assure that future governments will maintain policies favorable to foreign investment or repatriation of capital. Additionally, we may face new and unexpected risks involving environmental and other legal requirements beyond those we currently experience.

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

Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas, or our production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets, or cause us to incur additional costs or delay the timeline of our projects.

Our future performance depends on the successful development and deployment of new technologies and the knowledge to apply and improve them.

Technology, knowledge and innovation are essential to our business, especially for reductions to our operating costs and improvements in processes related to the production, refining and transportation of heavy crude oil and the exploitation of mature fields. If we do not develop the right technology, do not secure access to required third-party technology, fail to deploy the right technology, do not obtain the expertise to operate our deployed technology or to improve our processes, or do not deploy the knowledge necessary to improve such technology effectively, the achievement of our corporate goals, our profitability and our earnings may be adversely affected. In the case of our recovery program, we not only depend on the successful selection, adaptation, demonstration and deployment of appropriate technologies but also in the reservoir response to the application of these recovery technologies.

Our performance could be negatively affected by a deficiency in leadership capacity and lack of key skilled employees.

As the oil and gas industry faces an increasing number of challenges, the ability to react quickly to these challenges has become a key factor in achieving efficiency, profitability, growth and sustainability. Our ability to achieve these goals can be negatively affected by a deficiency in leadership capacity and a lack of key skilled employees that can execute our business strategy with competency, creativity and determination.

Our operations may not be able to keep pace with the increasing domestic demand for natural gas.

According to CREG Resolution 114 of 2017, former Resolution 089 of 2013, the natural gas market is a physical market, which means that suppliers must comply with the quantities agreed in their contracts. Hence, Ecopetrol will not be able to keep or increase its market participation unless the Company increases its natural gas reserves as local demand grows.

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

Delays in the start of new projects could result in penalties imposed on us by our clients. Although we did not pay penalties due to delays in the start of new projects in 2018, we cannot assure that in the future we will not be subject to additional monetary fines which can in turn affect our financial condition and results of operations.

We depend on others for the construction and availability of natural gas transportation infrastructure for the transport of our gas, which may limit our ability to develop new or existing fields or lead to the deterioration of related assets and may not allow us to recover the cost of capital invested in natural gas discoveries.

Ecopetrol S.A. can only hold up to 25% of the equity of any natural gas transportation company according to Article 5 of CREG Resolution 057 of 1996. Therefore, there can be no assurance that the transportation infrastructure necessary to transport natural gas from the fields to distribution points and our customers will be built by third parties or that if built there will be sufficient capacity available to us for the exploitation of new natural gas discoveries or the development of existing fields. The failure to commercially exploit new or existing discoveries may result in impairment of the related assets and our inability to recover the capital expenditures invested to make these natural gas discoveries. As a result, we may be required to enter into agreements with natural gas transportation companies on terms that are not favorable to us.

For example, we have developed natural gas reserves in the Cusiana and Cupiagua fields, but transportation capacity to deliver gas from these fields is currently limited. Although there are projects under development that will eliminate this limitation, we can offer no assurance that they will prove successful.

Our operations could be affected by reactions of labor unions, social organizations, communities and contractors to Colombia’s political and social environment, environmental and climate change concerns and organizational changes.

Due to Colombia’s political and social environment, emerging environmental and climate change concerns and organizational changes, social organizations in the communities where we have operations, communities in general, contractors and unions, may have reactions and present their demands through social movements, which could have an adverse effect on our operations and financial condition.

On July 1, 2018, a new collective bargaining agreement became effective for a term of four and half years, expiring on December 31, 2022. We cannot assure you that we will not experience strikes or labor unrest in the future.

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

The “El Niño” climate phenomenon is characterized by (i) a lack of rainfall, which limits the amount of water necessary for the development of various activities of the company, (ii) increased temperatures, which could have a direct impact on our worker’s health given an increased occurrence of heat waves and the increased occurrence of epidemics and diseases and (iii) potential negative impact on energy supply. The “La Niña” climate phenomenon is characterized by increased rainfall, which can generate (i) landslides that threaten pipeline infrastructure and limit road transportation and (ii) flooding, which could limit operations in our production fields and facilities.

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

We have acquired interests in several companies in Colombia and abroad. See the section Business Overview—Our Corporate Structure. Obtaining the expected benefits of the acquisitions will depend, in part, on our ability to (i) obtain the expected results of operations and financial condition from these acquisitions, (ii) manage different sets of assets and operations and integrate distinct corporate cultures, (iii) manage our objectives as a corporate group, and (iv) institute our corporate governance rules as well as other factors beyond our control such as the economic and regulatory environment in countries in which we have made acquisitions as well as all other risks affecting the oil and gas industry. These efforts may not succeed. Our failure to successfully obtain the expected results from our acquisitions could adversely affect our financial condition and results of operations.

We might be required to provide financial support to our subsidiaries in Colombia or abroad.

Although currently Ecopetrol is not the sponsor and has not provided financing guarantees to any of its subsidiaries, some financial support at any point in time might be needed to assure the long term viability of such subsidiaries when exposed to unexpected conditions or results.

Any situation that could affect the operations of our subsidiaries, particularly for those that recently entered into operations, such as Bioenergy, may have a negative impact on their profitability as well as on their ability to pay their liabilities, which in turn could adversely affect our financial condition and results of operations.

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

Our results may be affected by the performance of our suppliers, our business partners or their third-party service providers.

Some of our suppliers may face financial or operational problems that could led them to a breach of their obligations settled under contractual arrangements. Other suppliers may also be subject to regulatory changes or sanctions that could increase the risk of defaulting on their obligations to us, which could have an adverse effect on our operations and financial condition.

In addition, some of our operations and projects are performed through joint ventures or other contractual arrangements with our business partners or third party service providers. Consequently, we depend on the performance of our business partners or third party service providers. The poor performance of any of them, especially in those projects in which we do not act as operator, could negatively impact the execution of projects and operating performance, which in turn could have a negative impact on our results of operations and financial condition. We are exposed to the risk of not finding business partners with the appropriate skills and performance we require for our projects. We are also indirectly exposed to supply agreements and other third-party services contracted by our business partners acting as operators under joint venture agreements.

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

We depend on the reliability and security of our information technology systems to conduct certain exploration, development and production activities, process financial records and operating data and communicate with our employees and business partners, and for many other activities related to our business. Our information technology systems may fail or have other significant shortcomings due to operational system flaws or employee misuse, tampering or manipulation. In addition, we may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information. Any of these occurrences could disrupt our business, result in potential liability or reputational damage or otherwise have an adverse effect on our financial results.

During 2018, our internal cyber security systems identified and contained cyber security attacks such as malware, phishing and denial of service. In total, we had 20 critical incidents during the year and although we have not experienced any material losses relating to failure of our information technology systems or cyber incidents, there can be no assurance that we will not suffer such losses in the future.

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

Our average energy consumption in 2018 was 7,138 GWh/year, of which 66% was supplied through self-generation, and the remaining 34% through power grid. Our demand is 10.5% of the total energy demand in Colombia.

Our self-generation is subject to fuel availability. In addition, several producing fields are connected to the national transmission system and depend on its expansion and reliability to keep steady production levels. The national electricity market is volatile due to changes in hydrology and availability of fuels (natural gas, diesel etc.), bringing uncertainty to prices. If energy were to become unavailable or difficult to obtain, our results of operation and financial condition could be adversely affected.

Rising water production levels may affect or constrain our crude oil production.

During 2018, Ecopetrol produced approximately 13.8 million barrels of water per day. Taking into account the nature of our reservoirs, the water production levels to be managed by the Company may increase in the future. In order to achieve our oil and gas production goals and to avoid any production restrictions going forward, we will need to secure the required capacity to manage water levels. Factors that may trigger a possible constraint in our crude oil production due to the rising water production levels are: (i) ineffective project management of the required facilities, (ii) the Company’s and its partners’ ability to timely obtain the environmental permits related to water management, (iii) social and community interactions that could affect the development and operation of these projects, and (iv) the availability of capital to execute the required projects.

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

During 2018, the attacks against our pipeline infrastructure increased by 66% in relation to 2017 (63 attacks in 2017 compared with 105 attacks in 2018). In 2019, there have been 20 attacks to date. This situation especially affected the infrastructure located in the following departments: Norte de Santander, Arauca and Nariño and the following pipelines: Caño Limón Coveñas and Transandino. Guerilla attacks have resulted in unscheduled shutdowns of our transportation systems in order to repair or replace sections of pipelines or production facilities that have been damaged with deferral of production in certain fields, as well as caused us to undertake environmental remediation. For example, these attacks led to a deferred production of 11,102 barrels in 2018. This represented a decrease from 2017 (when similar attacks led to a deferred production of 1.6 million barrels) due to the transportation of the crude from the Caño Limón field through the Bicentenario pipeline from Banadia in Arauca to Araguaney in Casanare. However, we cannot offer any assurance that we will continue to ensure such transportation through alternate routes.

The direct cost of repairs due to terrorist attacks and illicit taps in 2018 was approximately COP$153 billion (US$47 million, with a COP$3,249.75/1.00 US exchange rate as of December 31, 2018). Additionally, these attacks have resulted in certain of our customers requesting the early termination of their transport agreements. We are currently disputing such terminations. See Note 21.4 to our consolidated financial statements for further information.

Likewise, the theft of refined products and crude oil, resulting from security issues, may impact our operating and financial results in the future. Theft of refined products, decreased from approximately 34.9 boed in 2017 to approximately 21 boed in 2018. Theft of crude oil decreased from approximately 1,883 bod in 2017 to approximately 1,324 bod in 2018.

These activities and their possible escalation and the effects associated with them have had, and may have in the future, a negative impact on the Colombian economy or on us, which may affect our customers, employees, assets or the environment, with resulting containment, clean-up and repair expenses.

Despite the peace agreement between the Colombian government and the FARC and the peace negotiation process attempts with the National Liberation Army (the ELN), some illegal and terrorist activities of guerrilla groups or their members may continue.

On November 30, 2016, the Colombian Congress approved a peace agreement between the Colombian government and the Revolutionary Armed Forces of Colombia, or FARC. Currently, the Colombian government is in the process of gradually integrating FARC members into civilian life.

On the other hand, the National Liberation Army, or ELN, an insurgency guerrilla group, has increased its actions against the Colombian security forces and the critical infrastructure of the Nation, which we believe is an attempt to show its presence and influence in some regions and put pressure to resume peace negotiations which formally began in February 2016. In February 2017, the public dialogue phase began in Quito, Ecuador. These dialogues were interrupted as a result of the terrorist attacks carried out by the ELN since January 2018. In April 2018, the Colombian Government decided to resume the dialogue, due to the suspension of ELN terrorist actions during the electoral period in March 2018.

The new Colombian President Ivan Duque took office in August 2018 and set the following conditions for the continuation of dialogue with the ELN: the suspension of terrorist activities and the release of hostages.

However, following the terrorist attack by ELN against the National Police Academy (Escuela de Policía General Santander) on January 17, 2019, the Colombian Government decided to suspend dialogue with the ELN indefinitely.

It is expected that some guerilla groups, such as the ELN, may continue their illegal and terrorist activities, including attacks on our infrastructure, resulting in a deterioration of Colombia’s national security and our assets, which consequently may negatively impact our operating results.

There have been certain events in Colombia and abroad, which have resulted in political tensions between Colombia and some of its neighboring countries.

There have been certain events in Colombia and abroad, which have resulted in political tensions between Colombia and some of its neighboring countries.

In particular, the economic, political and social crisis in Venezuela is having a severe impact on Colombia’s economy and social situation. This situation could affect the countries’ diplomatic relations, impact border towns and cities, accelerate Venezuelan migration flow into Colombia, affect our borderline operations and therefore may have a negative impact on Colombia’s economy and general security situation as well as in our operating results.

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

The administration of President Iván Duque took office in August 2018. Any changes in the ruling government, oil and gas or investment regulations and policies or a shift in political attitudes in Colombia are beyond our control.

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

Due to past financial crises in several emerging market countries (such as the Asian financial crisis of 1997, the Russian financial crisis of 1998 and the Argentinean financial crisis of 2001), the world financial crisis of 2008 and the recent sovereign debt crises in certain European countries, investors may view investments in emerging markets with heightened caution. In the past, as a result of crises in other countries, flows of investments into Colombia have been reduced. Crises in other countries, especially in emerging market countries, may hamper investor enthusiasm for securities of Colombian issuers. If Latin America experiences a new slow-down or if the price for securities of Latin American issuers falls, the price for our ADSs could follow this trend and could be adversely affected, as could our ability to access domestic or international capital markets.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties in the interpretation with respect to existing and future tax policies pose risks to us. In recent years, the Colombian Congress and tax authorities have imposed and subsequently eliminated additional taxes such as the Income Tax for Equality (“CREE”) and the wealth tax, and enacted modifications to taxes related to financial transactions, income, value added tax (“VAT”), and taxes on net worth. In addition, in December 2016, pursuant to Law 1819, the Colombian Congress enacted a tax reform, which became effective in 2017. Furthermore, in December 2018, pursuant to Law 1943, the Colombian Congress enacted a tax reform (the Financing Law), which became effective as of January 1, 2019 modifies the Colombian income tax regime. For a description of taxes affecting our results of operations and financial condition in 2018, see section Financial Review — Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on Our Results — Taxes. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities and tax courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Until 2016, for Colombian income tax purposes, dividends that were distributed from profits taxed at the corporate level were not taxed or subject to withholding tax at the shareholder level. However, beginning in 2017, dividends paid to non-resident shareholders are subject to a withholding tax. Until 2018, the withholding tax rates applicable to dividends paid to non-resident shareholders were: (i) a 5% dividend tax on dividends distributed from profits taxed at the corporate level, with certain exceptions; and (ii) a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level plus an additional 5% dividend tax after applying the initial 35% withholding tax rate. As of January 1, 2019, the withholding tax rates applicable to dividends paid to non-resident shareholders are:  (i) a 7.5% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 33% withholding tax rate on dividends distributed from profits not taxed at the corporate level (32% for 2020, 31% for 2021 and 30% as of 2022), plus an additional 7.5% dividend tax after applying the initial 33% withholding tax rate. Tax treaty rules might also apply on dividend distributions when a shareholder is a resident in a country that has executed a tax treaty with Colombia and reduce or eliminate the applicable taxes if the applicable requirements are met.

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

Our operations in Colombia are subject to extensive national, state and local environmental regulations. Environmental rules and regulations are applicable to our exploration, production, refining, transportation, supply and marketing activities, as well as the biofuels we produce. These regulations establish, among other things, quality standards for hydrocarbon products, air emissions and greenhouse gases, water discharges and waste disposal, soil remediation, water pollution and the general storage, handling, transportation and treatment of hydrocarbons in Colombia. Currently, all exploratory drilling projects in areas that do not yet have a license must undergo an environmental impact assessment and must receive an environmental license from the governmental agency responsible for awarding environmental licenses, the Environmental License National Agency or ANLA. Environmental authorities with jurisdiction over our activities routinely inspect our crude oil fields, refineries and other production sites, and they may decide to open investigations or sanction proceedings, which may result in the imposition of fines, restrictions on operations or other sanctions in connection with potential non-compliance with environmental laws.

We are also subject to control and monitoring by the regional autonomous corporations (CAR), which are regional environmental authorities that grant permits for the use and exploitation of natural resources, establish compensation measures for the use of these resources, and perform monitoring, control and impose sanctions as result of investigations.

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

We are currently a party to several legal proceedings filed against us. We are also subject to labor-related lawsuits filed by current and former employees in connection with pension plans and retirement benefits. As of December 31, 2018, Ecopetrol S.A. was a party to 4,681 legal proceedings relating to civil, administrative, environmental, tax, and labor claims, of which 3,279 were filed against us in the Colombian courts and arbitration tribunals and of which 386 had an accrual provision. We allocate substantial amounts of money and time to defend against these claims, in which the claimants often seek substantial sums of money as well as other remedies. See Note 21 to our consolidated financial statements and see section Risk Review—Legal Proceedings and Related Matters. In addition, in accordance with Colombian law, we and our employees are subject to surveillance and investigations by certain administrative control entities in Colombia, which are intended to determine whether public funds have been misused, mismanaged or misappropriated or whether they have been used in compliance with applicable law. Such investigations may divert the attention of management and subject the Company to reputational risk and increase difficulties in retaining talent. See section Risk Review—Legal Proceedings and Related Matters.

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

The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities. The holders of our ADRs will be solely responsible for any exercise of the voting rights of the Deposited Securities represented by the ADRs if such vote is made pursuant to the procedures described in the Deposit Agreement. Holders of ADRs are strongly encouraged to forward their voting instructions as soon as possible as voting instructions will not be deemed received until such time as the ADR department responsible for proxies and voting has received such instructions, notwithstanding that such instructions may have been physically received by the Depositary, prior to such time.

In the future, the Colombian regulatory authorities may clarify their interpretation as to how the voting rights should be exercised by holders of our ADSs, and such possible interpretation could adversely affect the value of the common shares and ADSs.

Our ADSs holders may be subject to restrictions on foreign investment in Colombia.

Colombia’s International Investment Statute (the set of rules and regulations which govern the foreign exchange market and the transactions thereto, which include Decree 1068 of 2015, Resolution 1 of 2018 and External Circular DCIN 83 issued by the Colombian Central Bank among others) regulates the manner in which non-Colombian residents can invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and outlines the necessary procedures to authorize certain types of foreign investments. Colombian law requires that certain foreign exchange transactions, including international investment in foreign currency between Colombian residents and non-Colombian residents, must be made through the foreign exchange market, either through authorized foreign exchange market intermediaries or compensation accounts, which are regular bank accounts held abroad by Colombian residents and registered with the Colombian Central Bank. Any income or expenses under our ADR program must be made through the foreign exchange market.

Investors acquiring our ADRs are not required to register with the Colombian Central Bank directly, as they will benefit from the registration to be obtained by the custodian for our common shares underlying the ADRs in Colombia. If investors in ADRs choose to surrender their ADRs and withdraw common shares, they must register their investment with the Colombian Central Bank in the common shares as a portfolio investment through their local representative, which may be a brokerage firm, trust company or investment management companies supervised by the Superintendence of Finance. Investors will only be allowed to transfer dividends abroad after their foreign investment registration procedure with the Colombian Central Bank has been completed. Investors withdrawing common shares could incur expenses and/or suffer delays in the application process. The failure of a non-resident investor to report or register foreign exchange transactions with the Colombian Central Bank relating to investments in Colombia on a timely basis may prevent the investor from remitting dividends abroad, or result in the initiation of an investigation and in the imposition of fines. In the future, the Government, the Colombian Congress or the Colombian Central Bank may amend Colombia’s International Investment Statute or the foreign investment rules, which could result in more restrictive rules and could negatively affect trading of our ADSs.

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

Although ADRs represent Ecopetrol’s common shares, for Colombian tax purposes, ADRs are securities different from their underlying assets. Therefore, ADR holders are not entitled to the tax treatment granted to holders of the common shares. Such tax treatment includes, among others, benefits relating to dividends and to profits derived from sale of Colombian common shares. For further information, see section Shareholder Information—Taxation—Colombian Tax Considerations.

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

The Colombian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than other securities markets in the United States. As of December 31, 2018, the Colombian Stock Exchange (“BVC”) had a market capitalization of approximately COP$339,653 billion (US$104.52 billion using the closing rate for 2018), a 7% decrease when compared with the amount at the end of 2017, a daily average trading volume of approximately COP$147,031 million (US$45.24 million, using the average exchange rate for 2018), a 6% increase when compared with the volume in 2017. By comparison, the New York Stock Exchange (the “NYSE”) had a market capitalization of US$25.7 trillion as of December 31, 2018, and a daily trading volume of approximately US$71.8 billion in 2018.

As of December 31, 2018, our shares represented the highest market capitalization of the BVC accounting for 14.54% of the total COLCAP index, which reflects the price volatility of the 20 most-liquid stocks.

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

The Nation currently holds 88.49% of our outstanding capital stock, making it our controlling shareholder. The Nation as our controlling shareholder has majority voting rights at the General Shareholders Assembly to elect the members of our Board of Directors and may propose and approve decisions that may be in its own interest and that may not necessarily benefit minority shareholders.

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

5.2        Risk Management

5.2.1      Managing Risk through Our Internal Control System

Under the leadership of the Vice-Presidency of Compliance, Ecopetrol S.A. consolidated its internal control systems into a unified system that integrates the best practices called for by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013), Sarbanes–Oxley Act (SOX), governance and management of enterprise IT (COBIT), Enterprise Risk Management (ERM) and our ethics and compliance rules, with the aim of establishing an integrated management system for all control components, thereby allowing us to strengthen all of our control system.

The main purpose of the Ecopetrol S.A.’s Internal Control System is to provide reasonable assurance regarding the achievement of all of the Company’s objectives relating to operations, strategy, reporting and compliance, through the appropriate risks management and ensuring the effectiveness of its controls. The system performance is systematically monitored by the Board of Directors.

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

(i)	Enterprise Risks: Are those risks that are directly associated with the business strategy plan of the Company and are systematically monitored by the Management Committee. The management of those risks is led by the person accountable for the process and each risk has a defined treatment plan and monitoring indicators.

(ii)	Processes Risks: Are those risks that tend to identify potential failures in the activities related to our core and support business processes that drive us to achieve our objectives. At this level, our processes have identified risks with their respective mitigation methods, including financial and non-financial controls, treatment plans and/or monitoring indicators.

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

Ecopetrol has also defined guidelines and implemented an Internal Control System, the scope of which includes its subsidiaries. Under those guidelines, each subsidiary must implement and report the performance of its Internal Control System to Ecopetrol S.A. to ensure compliance with the above measures, and the subsidiaries have methodological support from Ecopetrol S.A. when requested. Ecopetrol S.A. also performs preventive monitoring in selected subsidiaries to assure all the components and principles of their Internal Control Systems are present and operating.

5.2.2      Managing Information Security and Cybersecurity

Ecopetrol S.A. has a dedicated management team focused on information security issues such as risk analysis, treatment of information, safe information management practices and classification of critical business information, control systems compliance and effectiveness of available information security technologies, all of which are articulated with the ERM system at the enterprise level.

Ecopetrol S.A. has included cybersecurity risk as one of the key enterprise risks. Based on that, a working group formed in 2014, coordinated by the cybersecurity area with the participation of industrial control systems specialists, has been understanding the new challenges of cybersecurity risk, developing activities to identify and protect critical digital assets.

During 2018, Ecopetrol S.A., as a NOC (National Oil Company), provided updates to the Cyber Defense Command Unit (an entity under the control of the Colombian Ministry of Defense) the inventory of its critical cybernetic infrastructure that was included in the classified catalogue of national critical cybernetic infrastructure.

Ecopetrol’s cybersecurity team established a plan to continue the incorporation of cybersecurity practices to enhance the awareness about these risks at an operational level and adjust current information security practices considering the cyber-threat context. Likewise, as a result of this process, we are currently continuing the incorporation of elements relative to management of the cyber security threat, including policies, specialized monitoring and control mechanisms, vulnerability management and cybersecurity insurance coverage, among others.

Ecopetrol S.A. has a Security Operations Center service, in order to enhance the ability to foresee and identify trends in attacks in Ecopetrol S.A.’s information technology infrastructure and to monitor Ecopetrol’s reputation on the internet.

While there were cyber-attacks during 2018, there were no material effects on processes, equipment, products, services, relationships with customers or suppliers, competitive conditions or critical information. Ecopetrol S.A. does not have any current proceedings that relate to cybersecurity issues.

Furthermore, during 2018, the internal audit department conducted an audit on cybersecurity processes with an emphasis on the exploration area and follow up on our prior enhancement plans. As a result of such audit, an action plan was established to be implemented in 2019. The primary goal of the plan is to reinforce our cybersecurity strategy and refine certain technical components of our cybersecurity program.

In connection therewith, Ecopetrol updated its cybersecurity risk profile and its cybersecurity strategy, by naming the management team of the Cybersecurity unit to oversee information technology, operational technology and activities at the Ecopetrol Group level. In addition, the Cybersecurity unit was placed within the Digital Vice Presidency, reporting directly to senior management.

Ecopetrol adopted the ONG-C2M2 (Oil & Gas - Cybersecurity Capability Maturity Model) as a framework to manage its cybersecurity profile. Finally, Ecopetrol updated its cybersecurity policies and cyber-incidents response procedure.

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

Currency risk arises in our operations given the fact that most of our revenues are derived from sales of products quoted in or with reference to U.S. dollars. Therefore when the Colombian Peso depreciates against the U.S. dollar, our revenues converted into Colombian Pesos increase. Conversely, when the Colombian Peso appreciates against the U.S. dollar, our revenues decrease. On the other hand, imported goods, oil services and the debt, which is mainly denominated in U.S. dollars, become less expensive when the Colombian Peso appreciates against the U.S. dollar and more expensive when the Colombian Peso depreciates against the U.S. dollar.

As of December 31, 2018 our U.S. dollar-denominated total debt was US$10.5 billion, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, US$9.7 billion relate to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s subsidiaries have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

Taking previous considerations into account, Ecopetrol seeks to identify and manage currency risk in a comprehensive manner, using an integrated analysis of natural hedges in order to benefit from the correlation between income or investments in a foreign operation and debt denominated in foreign currency. In addition, the risk management strategy of the Company may involve the use of financial derivative instruments, and non-derivative financial instruments. As a part of its risk management strategy, using the natural hedge between exports and dollar-denominated debt, on October 1, 2015, US$5.4 billion of Ecopetrol S.A.’s debt in U.S. dollars was designated as hedge instrument of its future export sales for the period 2015 – 2023. On June 8, 2016, Ecopetrol continued its hedge accounting strategy, using the natural hedge between some of its foreign investments and its dollar-denominated debt in an amount of US$5.2 billion. As of December 31, 2018, the outstanding value of the natural accounting hedges was US$6.5 billion. The remaining portion of our dollar-denominated debt, as well as the financial assets and liabilities denominated in foreign currency continue to be exposed to the fluctuation of the exchange rate, which means that an appreciation of the Colombian peso against the U.S. dollar could generate a loss if companies whose functional currency is the Colombian peso have an active net position in U.S. dollars or a gain if they have a net liability position in U.S. dollars. Conversely, a depreciation of the Colombian peso against the U.S. dollar could generate a gain if companies whose functional currency is the Colombian peso have a net active position in U.S. dollars or a loss if they have a net liability position in U.S. dollars. Finally, the Company maintains enough cash in Colombian pesos and U.S. dollars to meet its expenses in each currency (see Note 4.1.5 to our financial statements for further explanation of our accounting policy and Note 28.1 for details of the hedge accounting adopted). With the adoption of hedge accounting, the effect of volatility of foreign exchange rate on the effective hedged portion of the debt is recognized directly in equity, as part of other comprehensive income. Our hedge management strategy is completely focused on our accounting, reason why the ultimate effect will only be determined when the hedge operations come to an end. Nevertheless, it is important to bear in mind that for Ecopetrol S.A.’s cash flow, the effect of the Colombian peso appreciation against the U.S. dollar is positive given the fact that we habitually convert our income in foreign currency to Colombian pesos.

Interest rate risk arises from our exposure to changes in interest rates mainly as a result of the issuances of floating rate debt linked to LIBOR, DTF and CPI (with a participation of 4.6%, 5.0% and 4.2%, respectively, of the nominal debt balance as of December 31, 2018). Thus, volatility in interest rates may affect the fair value of and cash flows related to our investments and floating rate debt. In 2018, our analysis of credit risk events and global financial markets drove us to decide not to hedge interest rate risk. Nevertheless, our capital markets office continuously monitors the performance of interest rates and the effect of interest rates on our financial statements.

The trust funds linked to Ecopetrol S.A.’s pension obligations (PAP) are also exposed to changes in interest rates, as they include fixed- and floating-rate instruments that are mark to market. This exposure is continuously monitored by our treasury office given the potential impact volatility may have on our financial results. The treasury office’s information is gathered from reports provided by the asset managers. These reports refer to regulatory limits as well as market, credit and liquidity risks. The investment guidelines with respect to the PAPs are issued by the Colombian regulation for pension funds, as stipulated in the Decree 1833 of 2016 and Decree 1913 of 2018, where it is indicated that they have to follow the same regime as the regular obligatory pension funds in their moderate (i.e., neither conservative nor aggressive) portfolio. For further information regarding the trust funds linked to the pension obligations of the company, see Note 20.2 Plan assets to our consolidated financial statements.

Finally, counterparty risk is the potential probability that a borrower or counterparty defaults on any obligation. In our case, we are exposed to this risk as we invest in different financial instruments and receive letters of credit in order to mitigate our exposure with our commercial counterparties. We manage this risk by monitoring and analyzing the counterparty’s creditworthiness, stock price behavior, spreads on credit default swaps, probability of default, among others.

Investment Guidelines

Ecopetrol S.A.

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

On December 2018, Ecopetrol S.A.’s management approved an update to the investment guidelines applicable for both U.S. Dollars and Colombian Pesos, that has been effective since January 1, 2019. The guidelines were updated in light of the following: the current reality of the financial markets, alignment with the practices of comparable companies in the oil sector, the Ecopetrol Group’s current corporate structure and the need to have a larger investment universe with the objective of generating higher returns on resources with an acceptable level of risk. The primary changes are:

•	Both the Ecopetrol S.A. U.S. Dollar portfolio and the Colombian Peso portfolio may be invested in fixed income securities issued by entities with a rating equal to or greater than Ecopetrol S.A’s credit risk rating, but which at all times must be a minimum of investment grade as rated by any of the internationally recognized rating agencies (Standard & Poor's Moody's, and Fitch Ratings).

•	In order to diversify risk in both our U.S. Dollar and Colombian Peso portfolios, Ecopetrol S.A.’s management will determine short and long term limits by issuer and issuance based on internal analyzes and external risk ratings.

•	Additionally, the portfolios in U.S. Dollar and Colombian Peso of Ecopetrol S.A. will be segmented in the tranches determined by Ecopetrol S.A.’s management, meeting the Company’s working capital and liquidity needs, benchmarks and cash flow projections.

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

As of December 31, 2018, Ecopetrol S.A. was a party to 4,681 legal proceedings relating to civil, administrative, environmental, tax and labor claims, of which 3,279 were filed against us in the Colombian courts and arbitration tribunals, of which 386 had an accrual provision. We allocate sufficient amounts of money and time to defend these claims. Historically, we have been successful in defending lawsuits filed against us. Other than the environmental administrative proceedings described in the last paragraph of this section, based on the advice of our legal advisors, it is reasonable to assume that the litigation procedures brought against us will not materially affect our financial position or solvency regardless of the outcome. See Note 21 to our consolidated financial statements included in this annual report for a discussion of our legal proceedings.

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

The Regional Environmental authority of Norte de Santander, or Corporación Autónoma Regional de la Frontera Nororiental (CORPONOR) has filed a lawsuit against Ecopetrol at the Administrative Court of Norte de Santander claiming for (i) the environmental loss caused by the incident and (ii) for compensation costs relating to the environment damage for approximately COP$33 billion. Ecopetrol’s legal counsel filed to dismiss the lawsuit on June 2, 2014, based on three grounds: (i) there is no proof of environmental loss, (ii) CORPONOR does not have the authority to file this lawsuit and (iii) CORPONOR’s petition for direct compensation is not the proper legal action according to the applicable procedural rules. Currently this lawsuit is in the evidentiary stage.

Ecopetrol and national and local authorities convened to develop a project consisting of an alternative to the water supply in the intake of the aqueduct in Cúcuta, The Company’s Board of Directors in December 2011 approved the participation of Ecopetrol in the project as part of the strengthening of its contingency plans and its relationship with its stakeholders. On November 10, 2017, the relevant parties entered into an agreement with the purpose of building the alternative water supply at a cost of approximately COP$385 billion. According to the agreement Ecopetrol will be in charge of the construction of the above mentioned infrastructure. As of the date of this annual report, Ecopetrol has awarded one construction contract. For the initial segment of the project and a second construction contract for a subsequent segment is soon to be awarded. The corresponding auditing contract has also been awarded.

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

On March 3, 2015, Ecopetrol filed its statement of defense arguing the exclusive fault of a third party. On October 20, 2015, the Court denied a class action of more than 100 informal traders in the region because there is no common identity with the initial class (hotel employees). However, during 2016 the Sucre Administrative Tribunal accepted another 1,208 informal traders and fishermen as claimants.

On March 10, 2017, a mandatory conciliatory hearing was held in order to seek an agreement but it failed.

In January 2018, a judicial order was issued to commence the evidence gathering process, a decision which was objected by the parties.

In September 2018, all the ordered statements were made, the evidentiary stage was finalized and the parties filed their final closing briefs. As of the date of this annual report the case remained pending.

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

Salgar-Cartago Multipurpose Pipeline Spill

On December 23, 2011 our Salgar-Cartago pipeline ruptured. Internal and external experts believe this incident occurred as a result of creep movement of soil caused by severe weather conditions, causing the soil surrounding the pipeline to exert strong pressure on the pipeline and rupture it. As of the date of this annual report, there are eight lawsuits related to this incident with possible damages of approximately COP$7.7 billion.

Class action of the AWA Indigenous Community

On April 2, 2018, a class action lawsuit was filed against Ecopetrol and CENIT by the Inda Guacaray and Inda Sabaleta reservations of the AWA Indigenous community who claim damages to their communities by environmental contamination and damage to natural resources that the defendants supposedly caused by act or omission during various environmental incidents. In August 2018 Ecopetrol answered the complaint. The parties are currently waiting for the evidentiary stage to start.

Although the plaintiffs did not clearly determine the amount of their claims, Ecopetrol and the National Agency for Legal Defense (Agencia Nacional de Defensa Jurídica del Estado or ANDJE) have initially calculated the amount to be up to COP$358,201,371,800.

Environmental Administrative Proceedings

As of December 2018, Ecopetrol S.A. was party to 218 environmental administrative proceedings, of which 206 were initiated before 2018, and 12 during 2018. During 2018, six proceedings were concluded, in two of them we were subject to monetary fines through Resolutions 200.36.18.0999 of July 16, 2018 and 200.36.18-1028 of July 17, 2018. However, another proceeding was suspended due to the replenishment of resources. It is not possible for us to determine whether the pending proceedings could have a material effect on Ecopetrol.

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

As a result, Ecopetrol and Reficar employees are generally subject to the control and supervision of the following control entities, among others:

•	The Office of the Comptroller General (Contraloría General de la República) oversees the adequate use of public resources and has the authority to investigate public employees or private sector employees that use or manage public resources.

•	The Attorney General’s Office (Procuraduría General de la Nación) supervises compliance with applicable law by public employees and private sector employees that carry out public functions. The Attorney General’s Office investigates and disciplines individuals for compliance failures.

•	The Prosecutor’s Office (Fiscalía General de la Nación) investigates potential crimes and prosecutes alleged crimes before the court in judicial proceedings.

The following are the most significant investigations and proceedings carried out by the aforementioned state entities:

1.	The Office of the Comptroller General’s investigations and proceedings

1.1	Because of the modifications of the schedule and budget related to Reficar’s expansion and modernization project (the “Project”), the Office of the Comptroller General initiated a special audit investigation of the Project in 2016 and delivered a final report to Reficar on December 5, 2016. The report made 36 findings most of which were related to increased costs compared to budget for services, labor and materials. As required, on January 18, 2017, Reficar submitted an action plan exposing and addressing the 36 findings in the following areas: (i) contract management, (ii) supervision of engineering standards contracted with third parties, and (iii) documentation of the control, reporting and monitoring mechanisms of subcontracts.

1.2	As a result of the findings described above, on March 10, 2017, the Office of the Comptroller General opened actions for financial responsibility (proceso de responsabilidad fiscal) against 36 individuals and the six companies involved in the Project, including former members of Ecopetrol’s Board of Directors, former members of Reficar’s Board of Directors, former employees of Ecopetrol, and former employees of Reficar, as well as Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc.

These actions were initiated based on the Office of the Comptroller General’s theory that lower than expected profitability at Reficar could have been caused by (i) modifications to the schedule and, (ii) the increase of the budget for the Project.

On June 5, 2018, the Office of the Comptroller General split the initial proceeding in two. The first one is related to the increase of the Project’s budget and the second one is related to the modifications in the Project’s schedule.

Regarding the first proceeding, on June 5, 2018, the Office of the Comptroller General issued charges for financial responsibility (proceso de responsabilidad fiscal) against (i) 15 individuals, which include former members of Reficar’s Board of Directors, a current employee of Ecopetrol, and former employees of Reficar, as well as against (ii) Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc, and the following insurance companies, Compañía Aseguradora de Fianzas S.A, CHUBB de Colombia, Compañía de Seguros S.A., Mapfre Seguros, as third parties with joint liability.

As for the other 21 individuals initially investigated in 2017, the Office of the Comptroller General closed the investigations. Therefore, as of the date of this annual report, no current or former member of Ecopetrol’s Board of Directors was charged in the first proceeding relating to the increase in the Project’s budget.

As of the date of this annual report, no charges have been issued in the second proceeding relating to the modifications in the Project’s schedule.

While the content and status of the proceedings remains confidential, we can report that Reficar and several of its employees have cooperated with and provided the information required by the department of the Office of the Comptroller General in charge of leading the proceedings.

As of the date of this annual report, Reficar has no liability under these proceedings.

1.3	In January 2017, the Office of the Comptroller General initiated a special audit in Reficar and delivered a final report to Reficar on July 12, 2017. In this report the Office of the Comptroller General concluded that, in their opinion, Reficar’s 2016 Financial Statements do not reasonably represent, in all important aspects, the entity’s financial position as of December 31, 2016.

On February 2, 2018, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives decided, through Resolution No. 2713, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2016 fiscal year, since the 2016 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 2713, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

1.4	In December 2017, the Office of the Comptroller General initiated a special audit in Reficar and submitted a final report to Reficar on May 18, 2018. In this report the Office of the Comptroller General concluded that, in their opinion, Reficar’s 2017 Financial Statements do not reasonably represent, in all important aspects, the entity’s financial position as of December 31, 2017.

On February 6, 2019, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives decided, through Resolution No. 3135, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2017 fiscal year, since the 2017 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 3135, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

In respect of the special audits mentioned in sections 1.3 and 1.4 above, as of the date of this annual report, Reficar has no knowledge of any procedural action carried out by any of the Colombian control entities regarding the disciplinary, fiscal and/or criminal investigations ordered neither by the Resolution No. 2713 nor by the Resolution No. 3135.

1.5	In January 2019, the Office of the Comptroller General initiated a financial audit in Reficar. The final report is expected to be submitted on May 2019.

Reficar’s external auditors issued an unqualified opinion on Reficar’s financial position as of December 31, 2016, 2017 and 2018. As of the date of this annual report, such auditors have not informed Reficar that there has been any change to their opinion.

As of the date of this annual report, to the best of Ecopetrol’s knowledge, the financial statements continue to fairly represent the financial and operational condition of the Company in all material aspects and its internal controls remain effective.

2.	The Attorney General’s Office investigations:

Reficar has been officially informed that the Attorney General’s Office currently has five ongoing investigation related to the Project.

Regarding one of these five investigations, on September 12, 2017, the Attorney General’s Office issued a list of charges against certain former members of Reficar’s Board of Directors, as well as certain former officers of Reficar. The charges were related to the failure to fulfill some of their duties as administrators and/or for acting “ultra vires” in the exercise of their functions against: (i) Javier Genaro Gutiérrez (Ecopetrol CEO, 2007-2015); (ii) Felipe Laverde (Reficar General Counsel, 2009-March 2017); (iii) Pedro Rosales (Ecopetrol Downstream Executive Vice President, 2008-2015); (iv) Diana Constanza Calixto (Ecopetrol Head of the Corporate Finance Unit, 2009-2014) and (v) Reyes Reinoso Yañez (Reficar CEO, 2012-2016). The Attorney General’s Office closed the case against the rest of the members of Reficar’s Board of Directors and the rest of the former officers of Reficar.

The specific content and status of the remaining four ongoing investigations remains confidential.

3.	The Prosecutor’s Office investigations:

The Prosecutor’s Office has been conducting the following legal proceedings:

3.1	Between July 25 and August 2, 2017, the Prosecutor’s Office indicted the following individuals with charges, the majority of which are related to offenses against the public administration and illegal interest in the execution of agreements: (i) Orlando José Cabrales Martínez (Reficar CEO, 2009-2012); (ii) Reyes Reinoso Yañez (Reficar CEO, 2012-2016); (iii) Felipe Laverde Concha (Reficar General Counsel, 2009-March 2017); (iv) Pedro Alfonso Rosales Navarro (Ecopetrol Downstream Executive Vice President, 2008-2015); (v) Masoud Deidehban (CBI Executive Project Director); (vi) Phillip Asherman (CBI CEO) and (vii) Carlos Lloreda (Reficar’s statutory auditor from 2013-2015.) The arraignment hearing began on May 30, 2018, and as of the date of this annual report has not yet concluded.

The Prosecutor’s Office has already made public the factual basis for such charges, which is based on the theory that: (i) executing a cost reimbursable engineering, procurement and construction contract (EPC) and not a lump sum agreement favored CBI interests, and (ii) executing special invoicing procedures (MOA –Memorandum of Agreement and PIP –Project Invoicing Procedure) with CBI allowed the payments of unreasonable amounts not duly verified by Foster Wheeler USA Corporation. The defense attorneys have not yet had an opportunity to present their case against such facts in a court of law.

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

3.2	On October 22 and 23, 2018, the Prosecutor’s Office indicted the following individuals with charges related to improper management and obtaining false public documents: Javier Genaro Gutiérrez Pemberthy (Ecopetrol CEO, 2007-2015), Reyes Reinoso Yánez (Reficar CEO, 2012-2016), Pedro Alfonso Rosales Navarro (Ecopetrol Downstream Executive Vice President, 2008-2015), and Diana Constanza Calixto Hernández (Ecopetrol Head of the Corporate Finance Unit, 2009-2014). As of the date of this annual report, the arrangement hearing has not yet taken place.

3.3	On March 18, 2019, the Prosecutor’s Office issued a public statement in which it announced that on April 25, 2019 it was going to indict the following individuals, in an indictment hearing that has not yet taken place, with charges related to entering into agreements without compliance with legal requirements: Orlando José Cabrales Martínez (Reficar CEO, 2009-2012) and Felipe Castilla (Reficar CEO, 2009).

Considering the current stage of these legal proceedings, we are not in a position to predict the outcome of the Prosecutor’s Office’s investigation or the disposition of any of the charges brought by the Prosecutor’s Office.

Ecopetrol and Reficar have cooperated closely and extensively with the control entities in furthering their investigations and will continue to monitor the status and development of these investigations.

4.	Arbitration Tribunal

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

On May 25, 2016, CB&I filed its Answer to the Request for Arbitration and Counterclaim for approximately US$106 million and COP$324,052 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I. On April 28, 2017, CB&I submitted its Statement of Counterclaim increasing its claims to approximately US$116 million and COP$387,558 million. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately US$129 million and COP$432,303 million (including in each case interest).

The date for the filing of the Third Written Submission is to be set by the Arbitral Tribunal and the oral hearing is scheduled to begin in April 2020. After the hearing, the Tribunal will analyze the parties’ arguments to render its final decision on Reficar’s and CB&I’s claims. Until then, the outcome of this arbitration is unknown.

Bioenergy Special Audit

The Office of the Comptroller General, in exercise of its fiscal monitoring duties and authority as set forth in Article 267 of the Political Constitution, has undertaken audits of the performance of the Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S. investments.

On February 6, 2017 the Office of the Comptroller General initiated a Special Intervention (Special Audit) in order to evaluate the use of public funds in the project carried out by Bioenergy Zona Franca S.A.S. and Bioenergy S.A. On July 10, 2017 the Office of the Comptroller General issued its final report with 15 findings related to: (i) acquisition, lease payments and the use of agricultural lands, (ii) loss of profits due to the project’s delay; and (iii) execution of contracts related with the building, commissioning and start-up of the industrial plant and the agricultural component of the project. On December 28, 2018, Bioenergy completed all of the activities set forth in the remediation plan to address the 15 findings.

As of the date of this annual report, the Office of the Comptroller General had initiated a financial audit of Bioenergy’s financial statements for the year ended December 31, 2018.

6.	Shareholder Information

6.1        Shareholders’ General Assembly

Our Shareholders’ General Assembly was held on March 29, 2019 and the following matters were approved:

•	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of 169 Colombian pesos (COP$169) and an extraordinary dividend per share of 56 Colombian pesos (COP$56) is as follows: the total amount of the dividend to minority shareholders will be paid in one installment on April 25, 2019; while the dividend for the majority shareholder, the Colombian State, will be paid in three installments on April 25 (50% of the ordinary dividend), June 25 (50% of the ordinary dividend), and September 25, 2019 (100% of the extraordinary dividend).

•	Amendment of our bylaws. For further information please see the section Corporate Governance—Bylaws.

•	Appointment of Ernst & Young as external auditor of Ecopetrol for fiscal year 2019 and use of option for 2020.

•	The new composition of the Board of Directors for a two-year term as follows:

Non-Independent Directors:

•	General Secretary of the Ministry of Finance and Public Credit

Independent Directors:

•	Orlando Ayala Lozano

•	Luis Guillermo Echeverri Vélez

•	Juan Emilio Posada Echeverri

•	Sergio Restrepo Isaza

•	Santiago Perdomo Maldonado

•	Esteban Piedrahita Uribe

•	Hernando Ramírez Plazas (nominated by the hydrocarbon producing provinces)

•	Carlos Gustavo Cano Sanz (nominated by the minority shareholders with the greatest share participation)

6.2        Dividend Policy

In 2018, the Board of Directors approved a dividend policy consisting of the ordinary distribution of between 40% and 60% of the adjusted net income of the Company of each fiscal year. For this purpose, the Board of Directors shall assess overall delivery against the Company’s financial targets, as well as the macroeconomic environment, projected cash requirements for delivering on our Business Plan and strategy, while maintaining appropriate financial flexibility in keeping the Company’s debt metrics in line with an investment grade rating. The policy does not preclude the distribution of extraordinary dividends above the 40% to 60% range, under exceptional circumstances and with due consideration of the above criteria. The maximum amount to be distributed is the profits available to shareholders (net income after release and appropriation for legal, fiscal and occasional reserves).

Pursuant to Colombian law, dividend distribution to our shareholders must be approved by a 78% majority of the shares represented in the corresponding General Shareholders Assembly. In the absence of this special majority, at least 50% of the net profits must be distributed.

On March 29, 2019, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of 60% of our net income or COP$169 per share (within the dividend policy of 40% and 60% of net income), for the fiscal year ended December 31, 2018 and an extraordinary dividend of 20% of our net income or COP$56 per share, given our strong operational and robust cash position in 2018, for a total dividend per share of COP$225. On March 23, 2018, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of 55% of our net income for the fiscal year ended December 31, 2017.  On March 31, 2017, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of 40% of our net income before the impairment of non-current assets (net of taxes) for the fiscal year ended December 31, 2016. Given that the fiscal year ended December 31, 2015 resulted in a net loss for Ecopetrol S.A., our shareholders at the General Shareholders Assembly held on March 31, 2016, approved that there was no distribution of profits for the fiscal year ended December 31, 2015. See section Financial Review—Liquidity and Capital Resources—Dividends.

Ecopetrol S.A. is required to have legal reserves equal to 50% of its subscribed capital.  If the legal reserves are less than 50% of subscribed capital, we will contribute 10% of net income to our legal reserves every year until our legal reserves meet the required level.

6.3        Market and Market Prices

On August 2010, our ADSs began trading on the Toronto Stock Exchange (“TSX”) under the symbol “ECP.” On February 17, 2016, we announced the application for voluntary delisting from the Toronto Stock Exchange following the Board of Directors’ decision to delist from the TSX. The decision was based on the Board of Director’s assessment of, the limited trading activity of our ADRs in Canada, a liquid market for our ADRs on the NYSE and for our ordinary shares on the local Colombian Stock Exchange (Bolsa de Valores de Colombia), among other factors. The time and administrative efforts associated with maintaining the listing of the ADRs on the TSX were also taken into account. On March 2, 2016, our ADR’s were officially delisted from the TSX. On December 7, 2017, we applied to the Alberta Securities Commission and the Ontario Securities Commission to cease our reporting requirements, due to our delisting process. On September 4, 2018, we announced that effective August 29, 2018, we had ceased to be a reporting issuer in each of the provinces of Alberta and Ontario and hence were no longer a reporting issuer in any jurisdiction in Canada. Accordingly, Ecopetrol no longer has any continuous disclosure obligations in Canada. The ADRs have continued to trade on the NYSE and the ordinary shares have continued to trade in the Colombian stock market. Therefore, the Company continues to be subject to United States, as well as Colombian, reporting and corporate governance obligations.

Registration and Transfer of Shares

Under Colombian law, transfers of shares must be registered on the issuer’s stock ledger. Only those holders registered on the stock ledger are considered by law as shareholders. Ecopetrol’s shares are in electronic form, other than those shares held by the Nation, which are in physical form.

Transfers of electronic shares is required to be negotiated through the Colombian Stock Exchange. In Colombia, only the relevant stockbrokers called sociedades comisionistas de bolsa are authorized to make the transfer of shares through the Colombian Stock Exchange. The transfer of shares is registered in the Centralized Security Deposit (Depósito Centralizado de Valores) or DECEVAL, through the relevant stockbrokers. DECEVAL records the share transfer on its systems, in order to make the corresponding registration in the issuer stock ledger.

Under Colombian legislation, if a transfer of shares has a value equivalent to or higher than 66,000 UVR (the UVR was COP$260.6658 as of December 31, 2018) it must be made through the BVC if the shares are registered with the BVC. Otherwise, shareholders can freely negotiate a transfer of shares.

Nevertheless, pursuant to Decree 2555 of 2010 article 6.15.1.1.2 the following transfers are not required to be performed through the BVC:

•	Transfers between shareholders who are considered to be the same beneficial owner;

•	Transfer of shares owned by financial institutions, under supervision of the Superintendence of Finance, that are in a liquidation process;

•	Repurchases of shares by the issuer;

•	Property delivered in lieu of payment, or payment of money or other valuable property, different than the amount owed or demanded, in exchange for the payment of the debt;

•	Transfer of shares made by the Nation or the Financial Institutions Warranty Fund (Fondo de Garantías de Instituciones Financieras) or FOGAFIN;

•	Transfer of shares issued abroad by Colombian companies, provided they take place outside Colombia;

•	Transfer of shares issued by foreign companies, offered through a public offering in Colombia, provided that they take place outside Colombia; and

•	Any other transaction specifically authorized by the Superintendence of Finance to take place outside the BVC.

For the purposes described above, multiple transfer transactions made within one hundred twenty (120) calendar days, between the same parties on shares of the same issuer and under similar conditions, are considered a single transfer.

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

Fees and Other Direct and Indirect Payments Made by the Depositary to Us

Our Depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. In 2016, reimbursements were made in the amount of approximately US$2,366,395 for expenses related to investor relations activities. In 2017, reimbursements were made in the amount of approximately US$2,220,290 for expenses related to investor relations activities. In 2018, reimbursements were made in the amount of approximately US$2,062,050 for expenses related to investor relations activities.

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

General Rules

Colombian entities and individuals who are deemed to be residents within the Colombian national territory for Colombian tax purposes are subject to Colombian income tax on their worldwide income. Foreign entities and individuals who are not deemed to be residents in Colombia, are subject to income tax in Colombia only with respect to their Colombian-source income, which is generally defined as income obtained from (i) the rendering of services inside Colombian territory, (ii) the exploitation of tangible and intangible assets in Colombia, and (iii) the sale of tangible or intangible assets that are located inside Colombian territory at the time of the sale. Double taxation treaties signed by Colombia, if applicable, may provide for special regulations regarding income taxation. Until 2018, foreign residents deriving income through a permanent establishment were subject to Colombian income tax on the Colombian source income attributable to their permanent establishment only. As of 2019, foreign tax residents deriving income through a permanent establishment will be subject to Colombian income tax on their global source income attributable to their permanent establishment in Colombia.

Dividends paid by Colombian companies, as well as profits distributed by branches/permanent establishments of foreign entities, are deemed as a dividend and as Colombian income. However, the applicable tax depends on an imputation system set forth in articles 48 and 49 of the Colombian Tax Code (hereinafter “CTC”). For more information related to the Colombian dividends tax regime, see Risk Factors—Risks Related to Colombia’s Political and Regional Information.

As mentioned above, Law 1819 of 2016 created a new dividends tax that applies on all dividend distributions to Colombian individuals or to any type of non-resident shareholder, absent any specific treaty or exception, regardless that dividends are paid from taxed or non-taxed profits. According to the aforementioned law, dividend payments made to foreign shareholders out of profits accrued at the corporate level as of 2017 were subject to a 5% withholding. That rate was subsequently modified by Law 1943 of 2018, which increased it to 7.5% and extended dividend taxation to intercompany dividends between Colombian resident companies (with certain exceptions).

From fiscal year 2019 onwards, a withholding tax on dividends paid applies as follows:

(i)	For resident companies and non-resident shareholders (companies and individuals): (i) a 7.5% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 33% withholding tax rate on dividends distributed from profits not taxed at the corporate level (32% for 2020, 31% for 2021 and 30% as of 2022), plus an additional 7.5% dividend tax after applying the initial 33% withholding tax rate.

(ii)	For Colombian individuals: dividend income in excess of 300 UVT are taxed at a 15% rate.

Note that the dividend tax applies simultaneously with the aforementioned system. Accordingly, dividends paid from non-taxed profits were subject to a 35% withholding for income tax, plus an additional 5% dividend tax on the balance. This means that the overall burden in this scenario was 38.25% (e.g. $100 *35% = $35, plus $65 * 5% = $3.25). As for taxable year 2019, dividends paid from non-taxed profits are subject to a 33% withholding for income tax (32% for 2020, 31% for 2021 and 30% as of 2022), and an additional 7.5% dividend tax on the balance. In this case, the combined tax rate is approximately 38.025% (e.g. $100 *33% = $33, plus $67 * 7.5% = $5.025).

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

(iii)	He/she is a Colombian national and:

-	Has a spouse or permanent companion, or dependent children, who are tax residents in Colombia, or

-	50% or more of his or her total income is Colombian source income, or

-	50% or more of his or her assets are managed in Colombia, or

-	50% or more of his or her assets are deemed to be located or possessed in Colombia, or

-	Has failed to provide proof of residency in another country (different from Colombia) upon previous official request by the Colombian tax office, or

-	He/she has a tax residency in a country considered by the Colombian government to be a low tax jurisdiction or a tax haven.

Law 1739 of 2014 clarifies that Colombian nationals who meet any of the following requirements will not be deemed as tax residents:

(i)	If more than 50% of his or her annual income has its source in the jurisdiction where he or she is domiciled and whose country of domicile is not Colombia.

(ii)	If more than 50% of his/her assets are located in the jurisdiction where he or she is domiciled and whose country of domicile is not Colombia.

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

Pursuant to the Colombian Tax Code, a foreign company or non-resident individual has a permanent establishment in Colombia when said company or individual performs activities in Colombia through: (1) a fixed place of business (i.e., branches, factories or offices), or (2) an individual who is not an independent agent empowered to execute agreements on behalf of the foreign company. As noted above, until 2018 permanent establishments were considered Colombian taxpayers in connection with their Colombian source income. As of fiscal year 2019, foreign residents deriving income through a Colombian permanent establishment are subject to Colombian income tax on the worldwide income attributable to the Colombian permanent establishment. A foreign company or entity will not be deemed to have a permanent establishment by the sole fact that it acts through a broker or any other independent agent. In addition, passive-income generating activities, such as dividends, royalties and interests, typically do not qualify as entrepreneurial and are not deemed to create permanent establishments.

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

To avoid double taxation, dividends paid by Colombian entities are not subject to income tax at the shareholder level when they are paid out of corporate profits that have been previously taxed at the corporate level. For fiscal years 2017 and 2018, a withholding tax on dividends was triggered for dividends paid to non-resident shareholders. Withholding tax rates on dividends were as follows: (i) a 5% dividend tax for dividends distributed out of profits already taxed at the company’s level; (ii) 35% withholding tax rate for dividends distributed out of profits that were not taxed at the company’s level, plus a 5% dividend tax rate after having applied and deducted the initial 35% withholding. Note that dividends paid to non-resident shareholders out of profits taxed at the corporate level until December 31, 2016, are not subject to the aforementioned 5% dividend tax or any other income tax. As of 2019, the withholding tax rates applicable to dividends paid to resident companies and non-resident shareholders (companies and individuals) are: (i) a 7.5% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 33% withholding tax rate on dividends distributed from profits not taxed at the corporate level (32% for 2020, 31% for 2021 and 30% as of 2022), plus an additional 7.5% dividend tax after applying the initial 33% withholding tax rate.

Furthermore to the above, non-resident entities or non-resident individuals whose investment qualifies as portfolio investments (i.e., investing through a Foreign Funds Administration Account - FFAA) will be taxed upon distribution by means of a withholding tax mechanism. In this case, pursuant to Article 18-1 of the Colombian Tax Code, the applicable withholding tax rate on taxable dividends is 25%, assuming that the dividends cannot be attributed to a permanent establishment in Colombia belonging to the shareholder and were not subject to taxation at the corporate level. The abovementioned 5% dividend tax (7.5% from 2019 onwards) applies on the balance of dividends to be distributed to the shareholder investing through an FFAA, or on the gross amount in such cases the dividend is paid out of profits that were subject to taxation at the corporate level. These foreign shareholders subject to this withholding tax are not required to file an income tax return in Colombia.

Taxation of Capital Gains from the Sale of ADSs

Capital gains obtained from the sale of ADSs by non-Colombian entities, Colombian individuals who are non-residents in Colombia and foreign non-resident individuals, are not subject to income tax in Colombia, as such sale does not generate Colombian-source income to the extent that the ADSs are not deemed to be sourced in Colombia.

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

To avoid double taxation, dividends are not subject to income tax at the shareholder level when they are paid out of corporate profits that have been previously taxed at the corporate level. However, for 2017 and 2018, a withholding tax on dividends was triggered for dividends paid to non-resident shareholders. Withholding tax rates on dividends varied as follows: (i) 5% dividend tax for dividends distributed out of profits already taxed at the company’s level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 35% withholding tax for dividends distributed out of profits not taxed at the company’s level. As of 2019, the withholding tax rates applicable to dividends paid resident companies and non-resident shareholders (companies and individuals) are: (i) a 7.5% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 33% withholding tax rate on dividends distributed from profits not taxed at the corporate level (32% for 2020, 31% for 2021 and 30% as of 2022), plus an additional 7.5% dividend tax after applying the initial 33% withholding tax rate.

Non-resident entities or non-resident individuals will be taxed upon distribution by means of the withholding tax mechanism, provided that their investments qualify as portfolio investments (i.e., investing through a FFAA) and dividends that are distributed by the Colombian entity are not taxed at the corporate level. In this case, pursuant to Article 18-1 of the Colombian Tax Code, the applicable withholding tax rate is 25%, assuming that the dividends cannot be attributed to a permanent establishment in Colombia belonging to the shareholder. These foreign shareholders subject to this withholding tax are not required to file an income tax return in Colombia. This treatment was modified by Law 1943/2018. See section Financial Review—Taxes.

In addition to the above, the new dividend tax will apply at a 5% rate. This treatment was modified by Law 1943 of 2018 (7.5% from 2019 onwards). See section Financial Review—Taxes.

Taxation of Capital Gains for the Sale of Shares

Pursuant to Article 36-1 of the Colombian Tax Code, capital gains derived from the sale of shares listed on the BVC and owned by the same beneficial owner, are deemed as non-taxable income in Colombia, provided that the shares sold during the same taxable year do not represent more than 10% of the outstanding shares of the listed company. Pursuant to Section 1.6.1.13.2.19 of Regulatory Decree 1625 of 2016, sellers of shares are not required to file an income tax return for the transfer of securities that are listed in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) as long as the foreign investment is treated as a portfolio investment according to article 3 of Decree 2080 of 2000 (currently compiled in Article 2.17.2.2.1.2 of Decree 1068 of 2015) and the abovementioned 10% threshold is not surpassed.

If the abovementioned requirements are not met, the capital gain obtained in the sale of shares is subject to income tax or capital gains tax, under the following rules:

•	The gain or loss arising therefrom will be the difference between the sale price and the tax basis of the shares. As a general rule, the tax basis of shares is equal to the price paid for such shares (i.e., cost of acquisition).

•	The applicable tax rate and the withholding tax rate have to be determined on a case-by-case basis. Generally, if the shares have been owned for at least two years, the profits from the sale will qualify as capital gains taxable at 10%; otherwise, profits will qualify as ordinary income, subject to a 33% income tax for fiscal years 2018 and 2019 (2020 – 32%; 2021 – 31%; 2022 onwards – 30%).

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

This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of common shares or ADSs. This summary applies only to purchasers of common shares or ADSs who will hold the common shares or ADSs as capital assets for U.S. federal income tax purposes and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements by vote or by value), tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common shares or ADSs on a mark-to-market basis, partnerships or other pass-through entities or arrangements and investors therein, insurance companies, U.S. expatriates, persons that purchase or sell common shares or ADSs as part of a wash sale for tax purposes, and persons holding common shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. The statements regarding U.S. tax law set forth in this summary are based on the Internal Revenue Code of 1986, as amended, which we call the “Code,” its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary is also based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

If you are a non-corporate U.S. Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you meet certain holding requirements. Dividends paid on the ADSs will be treated as qualified dividend income if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States, as long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2018 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2019 taxable year. However, this conclusion is a factual determination that is made annually and thus may be subject to change. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Colombian income taxes withheld on dividends received on common shares or ADSs. U.S. Holders who do not elect to claim a credit for any foreign income taxes paid during the taxable year may instead claim a deduction in respect of such Colombian income taxes, provided the U.S. Holder elects to deduct (rather than credit) all foreign income taxes for that year. Dividends received with respect to the common shares or ADSs will be treated as foreign source income, subject to various classifications and other limitations. For the purposes of the U.S. foreign tax credit limitations, the dividends paid with respect to our common shares or ADSs generally will constitute “passive category income” for most U.S. Holders. The rules relating to computing foreign tax credits or deducting foreign income taxes are extremely complex, and U.S. Holders are urged to consult their own independent tax advisers regarding the availability of foreign tax credits with respect to any Colombian income taxes withheld.

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

Deposits and withdrawals of common shares in exchange for ADSs, and of ADSs for common shares, generally will not result in the realization of gain or loss for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

In general, dividends on common shares or ADSs, and payments of the proceeds of a sale, exchange or other taxable disposition of common shares or ADSs, paid within the United States, by a U.S. payor through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 24%, unless the holder (1) establishes that it is a corporation or other exempt recipient or (2) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

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

U.S. Tax Considerations for Non-U.S. Holders

A holder or beneficial owner of common shares or ADSs that is not a U.S. Holder for U.S. federal income tax purposes (a “non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on dividends received on common shares or ADSs, unless the dividends are “effectively connected” with the non-U.S. Holder’s conduct of a trade or business within the United States. In such a case, a non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder. In the case of “effectively connected” dividends received by a corporate non-U.S. Holder, the corporate non-U.S. Holder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate.

A non-U.S. Holder of common shares or ADSs will not be subject to U.S. federal income or withholding tax on gain realized on the sale of common shares or ADSs, unless (i) the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. Holder, the non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met. In the case of “effectively connected” gains realized by a corporate non-U.S. Holder, the corporate non-U.S. Holder may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate.

Although non-U.S. Holders generally are exempt from backup withholding and information reporting requirements, a non-U.S. Holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

6.6	Exchange Controls and Limitations

Payments in foreign currency with respect to certain foreign exchange transactions including international investments between Colombian residents and non-Colombian residents must be conducted through the foreign exchange market. Therefore, any foreign currency income or expense under the ADRs must be completed through the appropriate channels of the foreign exchange market. Transactions conducted through the foreign exchange market are made at market rates freely negotiated with authorized foreign exchange intermediaries (local banks, financial corporations, administrators and others). Since September 25, 1999, the Colombian foreign exchange regime is structured under the system of free flotation of the exchange rate, whereby market forces determine the level of exchange rate from time to time.

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

Colombian law provides that the Colombian Central Bank may intervene in the foreign exchange market at its own discretion at any time (i.e., it may limit the remittance of dividends whenever the international reserves fall below an amount equal to three months of imports). Additionally, from time to time, the Colombian government introduces amendments to the International Investment Statute. Hence, we cannot assure you that the Colombian Central Bank will not intervene in the future imposing restrictions to the free convertibility system currently applicable in Colombia. See section Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Environment.

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

Under the International Investment Statute and Colombian Central Bank regulations, the failure of a foreign investor to report or register with the Colombian Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may (i) prevent the investor from obtaining remittance rights, (ii) constitute an exchange control infraction and (iii) result in financial sanctions.

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

On April 1, 2019, the Representative Market Exchange Rate was COP$3,174,79 per US$1.00. The Federal Reserve Bank of New York does not report a noon-buying rate for Colombian Pesos. The Superintendence of Finance, calculates the Representative Market Exchange Rate based on the weighted averages of the buy and sell foreign exchange rates quoted daily by foreign exchange rate market intermediaries including financial institutions for the purchase and sale of U.S. dollars. The Superintendence of Finance also calculates the Representative Market Exchange Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian Pesos.

6.8	Major Shareholders

The following table sets forth the names of our major shareholders, and the number of shares and the percentage of outstanding shares owned by them at March 31, 2019:

Table 56 – Major Shareholders

	At March 31, 2019
Shareholders	Number of shares	% Ownership
Nation(1) – Ministry of Finance and Public Credit	36,384,788,417	88.49
Public float	4,731,906,273	11.51
Total	41,116,694,690	100.00

(1)	Includes 1,600 shares owned by other state entities.

All our common shares have identical voting rights.

As of February 25, 2019, the registration date of our annual general shareholders’ meeting, 2.7% of our common shares were held of record in the form of American Depository Shares, we had 37 registered holders, and 20,749 beneficiaries of common shares, or ADSs representing common shares, in the United States.

Changes in the Capital of the Company

There are no conditions in our bylaws governing changes in our capital stock that are more stringent than those required under Colombian law, with the exception that the Nation must hold a minimum of 80% in any stock issuance undertaken under Law 1118 of 2006.

6.9	Enforcement of Civil Liabilities

We are a Colombian company. Most of our Directors and executive officers and some of the experts named in this annual report reside outside the United States. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for you to affect service of process within the United States upon us or these persons who are residents in Colombia or to enforce against us or these persons who are residents in Colombia judgments in U.S. courts obtained in such courts predicated upon the civil liability provisions of the U.S. federal securities laws. Colombian courts will enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian Law as “exequatur.” The Colombian Supreme Court will enforce a foreign judgment, without reconsideration of the merits only if the judgment satisfies the requirements set forth in Articles 605 through 607 of Law 1564 of 2012 (Código General del Proceso) which entered into force on January 1, 2016, pursuant to Acuerdo No. PSAA15-10392, of October 1, 2015, issued by the Colombian Superior Council of the Judiciary (Consejo Superior de la Judicatura), as follows:

•	A treaty exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty, there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;

•	The foreign judgment does not relate to “in rem rights” vested in assets that were located in Colombia at the time the suit was filed;

•	The foreign judgment does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;

•	The foreign judgment, in accordance with the laws of the country where it was rendered, is final and is not subject to appeal;

•	A duly legalized copy of the judgment (together with an official translation into Spanish if the judgment is issued in a foreign language) has been presented to the Supreme Court of Colombia;

•	The foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;

•	No proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;

•	In the proceeding commenced in the foreign court that issued the judgment, the defendant is served in accordance with the laws of such jurisdiction and in a manner reasonably designated to give the defendant an opportunity to defend against the action; and

•	The legal requirements pertaining to the exequatur proceedings have been observed.

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

Proceedings for enforcement of a money judgment by attachment or execution against any assets or property located in Colombia are within the exclusive jurisdiction of Colombian courts, and such proceedings are conducted in Spanish. All parties affected by a foreign judgment in exequatur proceedings must be summoned to the exequatur proceedings in accordance with the rules that apply to the Colombian courts. In the course of such proceedings, both the plaintiff and the defendant are afforded the opportunity to request that evidence be collected in connection with the requirements listed above. In addition, before the judgment is rendered, each party may file final allegations in support of such party’s position regarding the abovementioned requirements.

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

The corporate governance practices at Ecopetrol S.A.:

•	promote and guarantee all stakeholders transparency, objectivity and competitiveness;

•	add value to the company and attract investors;

•	protect shareholders, investors and stakeholders rights;

•	encourage financial markets confidence; and

•	accomplish the highest corporate governance standards.

Updating the Corporate Governance Model

At the beginning of 2018, at the request of the Board of Directors of Ecopetrol, we initiated an update of the corporate governance model of the Ecopetrol Group. The project, which is still underway, aims for a clearer and agile governing framework and decision-making process that underpins the Ecopetrol Group’s strategy.

The project has been led by the Secretary General’s Office of Ecopetrol, in accordance with a best practices benchmark approach and the strategic aspirations of the Ecopetrol Group. The Board of Directors of Ecopetrol, the Executive Team, and the CEO’s of each Ecopetrol Group company have participated in its guidance and design. The updated governance model will come into effect during 2019.

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

According to corporate governance practices recommended by the OECD, an organization to which Colombia has been a member since 2018, the National Government implemented the practice of reducing the participation of Directors with a ministerial level in Ecopetrol’s Board of Directors. Therefore, in 2018 the National Government nominated two (2) non-independent Directors and in 2019 will nominate one (1) non-independent Director, neither of which has a ministerial rank.

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

The Bylaws of Ecopetrol S.A. are contained in Public Deed No. 5314 of December 14, 2007, issued by the Second Notary of Bogotá; amended by Public Deed No. 560 of May 23, 2011, issued by the Notary Forty-Six of Bogotá, Deed No. 666 of May 7, 2013, issued by the Notary Sixty-Five of Bogotá, Deed No. 1049 of May 19, 2015, issued by the Notary Second of Bogotá, and Deed No. 0685 of May 2, 2018, issued by the Notary Twenty of Bogotá. In addition, the bylaws were recently amended in the ordinary meeting of the General Shareholders Assembly held on March 29, 2019. The text of the amended bylaws is yet to be recorded in public deed and registered before the mercantile registry, which in Colombia is the Chamber of Commerce. An English translation of the amended bylaws is included as Exhibit 1.1 to this annual report.

This summary does not purport to be complete and is qualified by reference to our bylaws, which are filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors and its committees, see the sections Corporate Governance—Board of Directors—Board Practices and Corporate Governance—Board of Directors—Board Committees.

General Shareholder’s Meeting

Shareholders’ meetings may be ordinary or extraordinary. Ordinary meetings will take place in our legal domicile located in Bogotá, Colombia, within the first three months following the end of each fiscal year, on the day and at the time set forth in the notice for the General Shareholders Assembly. The call for the General Shareholders Assembly is published on the Ecopetrol S.A. website and in a newspaper of wide circulation 30 calendar days prior to the date on which the meeting will take place and on the Sunday previous to the meeting, must be published at Ecopetrol S.A.’s website www.ecopetrol.com.co.

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

The required quorum for both ordinary and extraordinary meetings is a plural number of shareholders representing 50% plus one of the subscribed shareholders entitled to vote and decisions are approved with a majority of the members present. This quorum is exempted in the case of “second-call meetings,” which may take place when a meeting fails to obtain the required quorum and is called within a period between 10 business days and 30 business days from the first date, in which case decisions may be adopted by a majority of the shares present regardless of the number represented.

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

Shareholders may be represented by proxies, provided that the proxy: (1) is in writing (faxes and electronic documents are valid), (2) specifies the name of the representative, (3) specifies the date or time of the meeting for which the proxy is given and (4) includes other information specified by the applicable law. Proxies granted abroad do not require legalization or an apostille.

During our ordinary annual shareholders’ meeting, our employees and Directors are only allowed to represent their own shares, unless they act as legal representatives.

Preference Rights and Restrictions Attaching to Our Shares

We have only one class of stock without special rights or restrictions (ordinary shares). Our shareholders do not have any type of preemptive rights.

Under Commercial Colombian law, our shareholders have the following economic privileges and voting rights:

•	to participate and vote on the decisions of the General Shareholders Assembly;

•	to receive dividends based on the financial performance of the Company in proportion to their share ownership;

•	to transfer and sell shares according to our bylaws and Colombian law;

•	to inspect corporate books and records with 15 business days prior to the ordinary shareholders’ meeting where the year-end financial statements are to be approved;

•	upon liquidation, to receive a proportional amount of the corporate assets after the payment of external liabilities; and

•	to sell the shares, known as right of withdrawal (derecho de retiro), if a corporate restructuring affects the economic or voting rights of the shareholders in the terms and conditions established under Colombian law.

Our bylaws provide additional rights to our minority shareholders. These rights include:

•	Sale of Assets. For a ten-year period counted from the date of subscription of the declaration of the Nation dated February 16, 2018 or until the Nation loses its status as majority shareholder, the Nation guarantees that any sale of 15% or more of our assets requires the approval of the General Shareholders Assembly and that the Nation would only be allowed to vote its shares in favor of the proposal if 2% or more of our minority shareholders accept the proposal.

•	Candidate List. Pursuant to our bylaws and Law 1118 of 2006, the Nation will include in its candidate list for election of members of the Board of Directors one member selected by the departments that produce hydrocarbons. In addition, pursuant to the declaration of the Nation dated February 16, 2018, the Nation will include in its candidate list for election of members of the Board of Directors one member selected by the ten largest minority shareholders. The minority shareholders’ right to select a candidate loses its effect when minority shareholders, according to their share participation, name a member to our Board of Directors.

•	Extraordinary Meetings. Our bylaws provide that the entity exercising permanent control over Ecopetrol must instruct the Company’s CEO or External Auditor to call an extraordinary meeting of the Company’s shareholders when so requested by a plurality of shareholders holding at least 5% of the total number of outstanding shares. Such requests shall be made in writing and must clearly indicate the purpose of the meeting.

•	Investor Attention Office. Ecopetrol has an investor attention office, a specialized unit responsible for receiving complaints from our shareholders. Pursuant to our bylaws, shareholders holding at least 5% of the total number of shares outstanding may request that the investor attention office conduct a special audit, provided that such audit does not hinder the day-to-day operations of the Company, of the following documents: the income statement; the proposal for the distribution of profits; the report of the Board of Directors as to the economic and financial status of our Company; the report from our general counsel as to the legal status of our Company; and the report from the independent auditors. Special audits cannot be made of documents that contain scientific, technological or statistical information of our Company, or agreement that gives us competitive and economic advantages over our competitors, or in respect of any document related to intellectual property. Shareholders also have the right to propose good corporate governance recommendations to the office for the protection of investors.

•	Others. Pursuant to our bylaws, shareholders holding at least 5% of the total number of shares outstanding may propose recommendations to our Board of Directors pertaining to the management of our Company. Any shareholder may file a written petition to our Board of Directors to investigate corporate governance violations that the shareholder believes to have been committed.

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

Under Colombian law and our bylaws, the General Shareholders Assembly has full authority to approve any mergers, spin-offs or transformations, subject to compliance of applicable law. Corporate restructurings are subject to the requirement that the Nation must hold a minimum of 80% of our common stock in any issuance of stock pursuant to Law 1118 of 2006.

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

External Auditor

Pursuant to our bylaws, the external auditor will be appointed for periods of two (2) years and may be reelected consecutively for two (2) periods, and it may once again be hired after one (1) period away from the position. At the General Shareholders Assembly on March 29, 2019, the shareholders appointed Ernst & Young as external auditor of Ecopetrol for the fiscal year 2019.

7.2	Code of Ethics and Conduct

We have recently updated our code of ethics and conduct, which considers, as ethical principles of the organization, the integrity, responsibility, respect and commitment to life. Our code of ethics and conduct also states that we must comply with the provisions contained in the applicable national and international laws in the countries where we have operations, including the U.S. and Colombia.

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

Our code of ethics and conduct applies to our Board of Directors, our Chief Executive Officer, our Chief Financial Officer, principal accounting officer, persons performing similar functions and in general to all of the other employees of the company and its affiliates.

All of our agreements with suppliers or third parties include a provision relating to compliance with applicable anti-bribery and anti-corruption regulations. These agreements also require our suppliers and third parties to accept our Code of Ethics and Conduct and our compliance manuals.

Our code of ethics is available on our website at: https://www.ecopetrol.com.co/wps/portal/web_es/ecopetrol-web/corporate-responsibility/ethics-and-compliance/code-of-ethics

7.3	Board of Directors

The current Board of Directors, elected at the General Shareholders Ordinary Meeting held on March 23, 2018, will serve until the new members of the Board, elected on March 29, 2019 have been duly registered before the mercantile registry, which in Colombia is the Chamber of Commerce, on April 10, 2019.

The current Board of Directors is composed as follows:

Non-independent members:

•	Director of State Shareholdings from the Ministry of Finance and Public Credit, Currently Camilo Barco

•	Claudia González

Independent members:

•	Mauricio Cabrera Galvis

•	Jaime Ardila Gómez (as financial-accounting expert)

•	Carlos Cure Cure

•	Joaquín Moreno Uribe

•	Jorge Londoño Saldarriaga

•	Hernando Ramírez Plazas (postulated by the oil producing departments in which Ecopetrol operates)

•	Carlos Gustavo Cano Sanz (postulated by ten (10) minority shareholders with major shareholding)

The business experience of each of the Directors named above can be found in our annual report on form 20-F for the year ended December 31, 2017, available at: https://www.sec.gov/Archives/edgar/data/1444406/000114420418021353/0001144204-18-021353-index.htm.

The information below sets forth the names and business experience of each of the Directors elected at the General Shareholders Ordinary Meeting held on March 29, 2019 for a two-year term beginning on April 10, 2019:

Germán Eduardo Quintero Rojas (43) has served as Managing Director of Fogafin, President of the National Hydrocarbons Agency, General Secretary and Advisor to the Ministry of Trade, Industry and Tourism, and General Secretary of the Ministry of Mines and Energy. He has been an advisor to the General Secretary of the Office of the President of the Republic of Colombia, General Secretary of the Ministry of Internal Affairs, General Director and General Secretary of Acción Fiduciaria S.A., and Head of the Legal Office of the Ministry of Finance and Public Credit. Mr. Quintero is a lawyer from Sergio Arboleda University, with studies in Administrative Law and a degree from Javeriana Pontifical University. He also carried out studies in a Doctorate in Administrative Law from San Pablo CEU University of Madrid, from where he was a doctorate candidate. To date, he is a member of the board of directors at Fiduciaria La Previsora S.A., Central de Inversiones S.A. and Gecelca S.A. E.S.P. Mr. Quintero has served as a non-independent member of Ecopetrol’s Board of Directors since March 29, 2019. Currently, Mr. Quintero is a non-independent member of Ecopetrol’s Board of Directors as the General Secretary of the Ministry of Finance and Public Credit.

Orlando Ayala Lozano (62) has 40 years of experience in the global technology industry, 25 years of which he spent working for Microsoft in Seattle, Washington, where he served in a number of managerial positions, including Vice President for the Intercontinental Region, covering all countries of the southern hemisphere region, Executive World Vice President for Sales, Marketing and Support, and World President for Emerging Markets. Before joining Microsoft, he worked for NCR Corp., where he held the position of Sales Director for NCR Mexico and Senior Product Manager in Dayton, Ohio. His studies include the Information Systems Administration program at Jorge Tadeo Lozano University in Bogotá in 1981, with a Doctorate Honoris Causa granted by the same university in 1998, where he is member of the Management Board. Mr. Ayala was honored by the Antioquia newspaper El Colombiano with its 18th annual “Exemplary Colombian Citizen Living Abroad” award in 2013. Mr. Ayala is currently an independent director of the Executive Council of Centene Corp. (CNC). Currently, Mr. Ayala serves as an independent member of Ecopetrol’s Board of Directors and also serves as an international consultant and speaker on matters of leadership and technology trends.

Luis Guillermo Echeverri Vélez (61) has over 20 years of experience in the development, marketing, promotion and conducting of international business, imports and exports, the formulation and implementation of public and corporate policies, the development and implementation of conventional projects and information technology ventures, strategic planning, the financing of public and private projects and raising cooperation funds.  He served as Executive Director of the Inter-American Development Bank, the Inter-American Investment Corporation and the Multilateral Investment Fund on behalf of the governments of Colombia, Peru and Ecuador. He was CEO of Trade Winds Network Inc., a company he also founded, and was Director and Founder of Amarilas.com. He served as Commercial Attaché in Colombia’s diplomatic mission to the US and as Director of Proexport’s Miami Regional Office. Mr. Echeverri is an attorney who graduated from the Bolivarian Pontifical University of Medellín, and earned a Master’s degree in Agricultural Economics from Cornell University, New York. Mr. Echeverri is an advisor in international businesses and has successfully led business initiatives and processes involving change, and methodological and technological innovation and implementation in companies of various sizes and large organizations. He is currently a member of the Boards of Directors of the Chamber of Commerce of Bogota, Telefonica, Pragma, Colmedica and Aliansalud. Currently, Mr. Echeverri is an independent member of Ecopetrol’s Board of Directors.

Juan Emilio Posada Echeverri (60) has been a director of the companies Puerto Brisa S.A., Grupo Fast S.A. and Fast Colombia S.A.S. – VivaAir (formerly VivaColombia); Founder and CEO of Stratis Ltda. and Corporate Director-in-Chief of Synergy Aerospace. He has served as Chairman of Avianca, Alianza Summa (Avianca-Aces-Sam) and Aces S.A and is currently serving as Executive Chairman of the Board of Directors of Táximo Ltd., President of the Board of Directors of Direktio S.A.S., member of the Board of Directors of Grupo Odinsa S.A. (infrastructure multi-latina affiliate of Grupo Argos), of Sociedad Hotelera Tequendama S.A. (7 hotels in Colombia) and Computec Outsourcing de Documentos S.A. He holds a degree in Business Administration from EAFIT University in Medellín, with an MBA from Pace University in New York and a degree in International Financial Law from the London School of Economics. He is also a member of the Advisory Councils of Grupo Empresarial del Sector Defensa (GESED), Disán S.A., C.I. Flores de la Campiña (producer and exporter of fresh flowers), of YPO Gold Colombia (global network of CEO’s) and NT3 (developers of real estate projects). He is President of the Board of Directors of Fundación Plan, a member of the Board of Directors of Plan International Brazil, a member of the Nominations and Government Committee of the global assembly for Plan International Inc. and is a part of the International Advisory Board of Polimath Ventures. Currently, Mr. Posada serves as an independent member of Ecopetrol’s Board of Directors.

Sergio Restrepo Isaza (57) served in the Bancolombia Group as Vice President for Capital Markets and Executive Vice President for Corporate Development. He initiated his professional career at Corporación Financiera Corfinsura, where he held the positions of Company President, Vice President for Investment Banking and Vice President for Investments and International. He also served in several boards including Cementos Argos, Compañía Nacional de Chocolates, Conavi, Asobancaria, Bolsa de Valores de Colombia, Conglomerado Financiero Internacional Banagrícola S.A., Suramericana Asset Management SUAM and several others in the community sector. Mr. Restrepo graduated with a degree in Business Administration from EAFIT University of Medellín, with a master’s degree in Business Administration from Stanford University in California. He is currently a partner at Exponencial Banca de Inversión S.A.S., a member and chairman of the boards of directors of the BIOS SAS Group and Duratex S.A. Colombia, and a member of the boards of directors of Odinsa S.A., Consorcio Financiero and Coquecol. Currently, Mr. Restrepo serves as an independent member of Ecopetrol’s Board of Directors.

Santiago Perdomo Maldonado (61) has over 30 years of senior management experience in the Colombian banking industry, including as President of Banco Colpatria, Scotiabank Group. He has been a member of various boards of directors at Colombian and Latin American companies in a range of economic sectors, such as finance and mining and agriculture, including Bladex, Deceval, CESA, the Asociación Nacional de Empresarios de Colombia (ANDI), and the Asociación Nacional de Instituciones Financieras (ANIF), and he was a founding member of the Colombian Institute of Corporate Governance. Mr. Perdomo holds a degree in Business Administration from the CESA School of Advanced Studies in Administration. He is currently Executive Director of the Colpatria Group and a member of the Boards of Directors of Scotiabank Perú, Colfondos and Mineros S.A. Currently, Mr. Perdomo serves as an independent member of Ecopetrol’s Board of Directors.

Esteban Piedrahita Uribe (47) previously served as General Director of the National Planning Department, advisor for the President, Senior Specialist for the Inter-American Development Bank and as an economics editor of the magazine Semana, among other positions. He has served on the boards of directors of Banco Agrario, Metrocali, Amalfi S.A. Carvajal Educación and Alianza Valores. Mr. Piedrahita graduated with a degree in Economics from Harvard University and earned a master’s degree in Philosophy and the History of Science from the London School of Economics and Political Science. Mr. Piedrahita currently serves as President of the Chamber of Commerce of Cali. He is currently a member of the Boards of Directors of Cementos Argos and Centro de Eventos Valle del Pacífico, as well as a member of the Executive Council of Fedesarrollo. Currently, Mr. Piedrahita serves as an independent member of Ecopetrol’s Board of Directors.

Hernando Ramírez Plazas (65) has held positions at Universidad Surcolombiana as Dean of the Faculty of Engineering, Academic Vice-Principal, Principal, and Professor. He has worked at the National Institute of Health and at the Ministry of Health. He had a role as an external evaluator for Colciencias in technology development and innovation projects in the area of natural gas. Additionally, he has acted as a trainer in gas issues for production personnel at Canacol Energy Inc., and he currently provides professional services to Comfamiliar Huila. Mr. Ramirez is a chemical engineer who graduated from Universidad Nacional de Colombia, with a master’s degree in Public Health from the same university, and a specialization in Gas Engineering from Universidad de Zulia (Venezuela). Mr. Ramírez has served as an independent Director in Ecopetrol’s Board of Directors, since March 23, 2018. Currently, Mr. Ramírez serves as an independent member of Ecopetrol’s Board of Directors.

Carlos Gustavo Cano Sanz (72) has been President of the Colombian Agriculture Association (SAC), Founder and Director of Corporación Colombia Internacional (CCI), President of the Agrarian Fund, and President of the newspaper El Espectador. He was Minister of Agriculture between August 7, 2002 and February 3, 2005 and Co-Director of Banco de la República between February 4, 2005 and January 31, 2017. He is an Economist from Universidad de los Andes in Bogotá with a master’s degree in Economics from the University of Lancaster in England and a postgraduate degree in Government, Business and International Economics from Harvard University in Boston and undertook further postgraduate studies at the Instituto de Alta Dirección Empresarial (INALDE) of Bogotá. He currently teaches in the Master of Corporate Finance program at CESA University and in the Business School at Universidad de los Andes. He is a member of the Superior Council of the EAFIT University of Medellín, the Consultative Committee for Agriculture of Bancolombia, and the Group on Earth Observations Global Water Sustainability (GEOGLOWS) in the United States. Mr. Cano has served as an independent Director in Ecopetrol’s Board of Directors, since March 31, 2017. Currently, Mr. Cano serves as an independent member of Ecopetrol’s Board of Directors.

7.3.1	Board Practices

Our Board of Directors is composed of nine members and is responsible for, among other things, establishing our general business policies. The majority of the Board of Directors must be independent, and must be elected pursuant to the criteria set out in paragraph two, Article 44, Law 964, 2005, and in accordance with the procedure determined in Decree 3923, 2006, or any other provisions that regulate, amend, replace or add such regulations. In addition, pursuant to our bylaws and in accordance with the procedures described therein, our majority shareholder must include, in its list of candidates for the last two seats in the Board of Directors, the name of one individual jointly proposed by departments that produce hydrocarbons and one individual jointly proposed by the ten minority shareholders with the highest equity participation. According to Colombian law, the members of the Board of Directors must be elected by the General Shareholders Assembly in accordance with a proportional representation system similar to cumulative voting (through an electoral quota voting system). The number of votes required to fill each position is calculated by dividing the number of possible votes by the number of open board positions. The members of the Board of Directors may be elected without an electoral quota voting system when there is unanimity. Pursuant to our bylaws, (i) positions on our Board of Directors are filled either by person or by position, (ii) at least three members appointed for a specific period must be nominated for the following period, and (iii) beginning in 2019, Directors will be elected for a two-year term. Currently, we have one Director appointed by his position: The General Secretary of the Ministry of Finance and Public Credit. Our current Directors were elected at the General Shareholders Assembly held on March 29, 2019. Members of the Board may be reelected indefinitely.

Our CEO is appointed by the Board of Directors and will have at least two alternates. The CEO is elected for a two-year term, may be reelected indefinitely and freely removed prior to the expiration of his term. In accordance with our bylaws, the Board of Directors must evaluate the annual performance of the CEO, and such results must be published in Ecopetrol’s web page or in an alternative media vehicle.

The compensation of our Directors is set exclusively by the shareholders at the General Shareholders Assembly. Directors are compensated for attending board meetings and committee meetings. A Board meeting requires a quorum of at least five members and decisions are approved with a majority of the Directors present. In the practice a consensus decision making operates in the Board.

Under Colombian law, a director or executive officer must abstain from participating in any transaction that may result in a conflict of interest or that involves competing with the company, unless authorized at a General Shareholders Assembly. The general shareholders may approve or reject the transaction giving rise to the conflict of interest with the vote of the majority of the shares present at the General Shareholders Assembly. If the director or executive officer who has the conflict is a shareholder, his or her vote must be excluded. We disclose the number of conflicts of interest of our employees, executive officers and Directors in our annual reports.

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

Pursuant to our bylaws, our Board of Directors has the ability to constitute the committees it considers necessary. The Board of Directors currently has five committees (audit and risk committee, corporate governance and sustainability committee, compensation and nomination committee, business committee and HSE (health, security and environment) committee). These committees establish guidelines, set specific actions and evaluate and submit proposals designed to improve performance in the areas under their supervision and control. The committees are comprised of members of the Board of Directors who are also appointed by the same members. The chairman of each of the committees must be an independent Director. In addition to applicable regulations, the committees also have their own specific regulations that establish their purposes, duties and responsibilities.

Table 57 – Composition of committees of the Board of Directors as of March 29, 2019

Audit and Risk Committee	Compensation and Nomination Committee***
Jaime Ardila Gomez *	Mauricio Cabrera Galvis
Jorge Londoño*	Claudia González
Joaquin Moreno Uribe*	Carlos Cure Cure
Hernando Ramírez	Joaquín Moreno Uribe
Carlos Gustavo Cano Sanz

Corporate Governance and Sustainability Committee	Business Committee
Claudia González **	Joaquín Moreno Uribe****
Director General of State Owned Enterprises of the Ministry of Finance and Public Credit **	Director General of State Owned Enterprises of the Ministry of Finance and Public Credit ****
Carlos Cure Cure**	Jaime Ardila Gómez ****
Jaime Ardila Gómez **	Carlos Cure Cure****
Mauricio Cabrera Galvis**	Mauricio Cabrera Galvis****
Jorge Londoño**	Claudia González ****
Carlos Gustavo Cano Sanz	Jorge Londoño****
Hernando Ramírez
HSE Committee	Carlos Gustavo Cano Sanz
Carlos Gustavo Cano Sanz
Hernando Ramírez
Joaquín Moreno Uribe*****
Mauricio Cabrera Galvis*****
Jaime Ardila Gómez*****

*	Not elected to the Board of Directors at the General Shareholders Ordinary Meeting on March 29, 2019. Replacement will be elected to the Audit and Risk Committee after this annual report.
**	Not elected to the Board of Directors at the General Shareholders Ordinary Meeting on March 29, 2019. Replacement will be elected to the Corporate Governance and Sustainability Committee after this annual report.
***	None of the members of this Committee were elected to the Board of Directors at the General Shareholders Ordinary Meeting on March 29, 2019. Replacement will be elected to the Compensation and Nomination Committee after this annual report.
****	Not elected to the Board of Directors at the General Shareholders Ordinary Meeting on March 29, 2019. Replacement will be elected to the Business Committee after this annual report.
*****	Not elected to the Board of Directors at the General Shareholders Ordinary Meeting on March 29, 2019. Replacement will be elected to the HSE Committee after this annual report.

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

The audit and risk committee approves on a case-by-case basis any engagement of our external independent auditors to provide services different than those related to auditing our financial statements. The audit and risk committee reviews that the additional services do not affect the external auditor’s independence.

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

HSE Committee (Health, Safety and Environment)

Our HSE Committee, which must be comprised of at least three members, the majority of which must be independent, supports the management of the Board of Directors in respect of the monitoring and management of risks associated with the health and safety of our employees, contractors and partners, as well as the performance of the Ecopetrol Group’s environmental management.

7.4	Compliance with NYSE Listing Rules

The following is a summary of the significant differences between our corporate governance practices and those required for U.S. companies under the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence
The majority of the board of directors must be independent. §303A.01. “Controlled companies,” which would include Ecopetrol if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	Pursuant to our bylaws, the majority of the Board of Directors must be independent. As of the date of this annual report, we have eight independent Directors and one non-independent Director.

NYSE Standards	Our Corporate Governance Practices

Executive Sessions
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management. §303A.03.	A comparable rule does not exist under Colombian law. Except for our audit and risk committee, our Board of Directors does not meet without management.

Nominating/Corporate Governance and Sustainability Committee
A nominating/corporate governance and sustainability committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.	Colombian law does not require the establishment of a nominating and a corporate governance and sustainability committee composed entirely of independent directors. Pursuant to our board charter, these committees shall be composed of a majority of independent Directors.

Compensation Committee
A compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	Colombian law does not require the establishment of a compensation committee composed entirely of independent directors. Pursuant to our board charter, this committee shall be composed of a majority of independent Directors.

Audit and Risk Committee
An audit committee with a minimum of three independent directors satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06 and 303A.07.	According to Law 964 of 2005, Colombian companies that are authorized to issue securities by the Superintendence of Finance must have an audit committee that satisfies the requirements of Law 964 of 2005, including its minimum number of members, independence criteria and audit related duties. Our audit and risk committee is composed entirely of independent Directors, and the committee meets the requirements of Law 964 of 2005 and Rule 10A-3 under the Exchange Act.

Equity Compensation Plans
Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Under Colombian law, no similar right to vote on equity compensation plans and material revisions thereto is given to shareholders. We do not give our shareholders the right to vote on equity compensation plans and material revisions thereto.

NYSE Standards	Our Corporate Governance Practices
Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines. §303A.09.	The Superintendence of Finance recommends the adoption of corporate governance guidelines to all Colombian issuers. According to Superintendence of Finance Circular No. 028, 2014, the adoption of corporate governance guidelines is voluntary. Listed companies must annually publish a corporate governance survey comparing their corporate governance standards with those recommended by the Superintendence of Finance. Our corporate governance code and our survey of the adoption of Colombian practices are available on our website at http://www.ecopetrol.com.co.

Code of Ethics for Directors, Officers and Employees
Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	We have adopted a code of ethics which complies with applicable U.S. and Colombian law. Our code of ethics applies to our chief executive officer, chief financial officer, principal accounting officer, persons performing similar functions and to all of the employees, members of the Board of Directors, suppliers, and contractors of Ecopetrol S.A. and its corporate group. Our code of ethics is available on our website at http://www.ecopetrol.com.co]

7.5	Management

The following presents information concerning our executive officers and senior management. Unless otherwise noted, the majority of these individuals are Colombian citizens.

Executive Officers

Felipe Bayon Pardo (53) has served as the Chief Executive Officer of Ecopetrol since September 2017. Prior to being appointed Chief Executive Officer, Mr. Bayón served as Chief Operating Officer of Ecopetrol from February 2016 to September 2017. Mr. Bayon holds a degree in Mechanical Engineering from the Universidad de Los Andes (Bogotá). He has over 27 years of experience in the oil and gas industry. For more than 20 years, he worked at BP plc, most recently as Senior Vice-President of BP America and Head of Global Deepwater Response. From 2005 to 2010, he was the Regional President of BP Southern Cone (South America), and prior to 2005 he worked in BP’s headquarters as Chief of Staff to the Upstream CEO and Head of the Executive Office for Exploration and Production. He began his career in 1995 in BP Colombia, as a Project Engineer, where he held various positions until becoming Vice-President of Operations in Colombia. Prior to this, he worked for Shell.

Alberto Consuegra Granger (58) has served as Chief Operating Officer of Ecopetrol since March 1, 2019. Prior to being appointed as Chief Operating Officer, he was deputy CEO of Cenit S.A.S., Ecopetrol’s midstream subsidiary, since February 2018 and Vice-President of Supply and Services of Ecopetrol S.A. since August 2016. Mr. Consuegra holds a degree in Civil Engineering from Universidad de Cartagena and a master’s degree in Pavements and Construction Management from Texas A&M University.  Before joining Ecopetrol, he was Vice-President of Exploration and Production at Equion Energia Limited, where he also served as the Vice-President for Projects and Production during the 2011 – 2016 period.  Mr. Consuegra began his professional career in 1984 by working for Morrison Knudsen International as a contract coordinator during the construction of the Cerrejon project.  In 1993 he joined Ecopetrol S.A., working in the Projects Group, and then went to BP Exploration, where he worked for 16 years, first as a contract coordinator, then as procurement and contract manager, then human resource manager for the Andean area, and finally as leader of the Colombian Performance Unit until end of 2010.

Jaime Caballero Uribe (44) has served as the Chief Financial Officer of Ecopetrol since August 2018. Mr. Caballero has over 20 years of international experience in the oil and gas sector. He joined the Ecopetrol Group in 2016 and was the Chief Financial Officer for the Downstream Segment prior to his appointment as the Ecopetrol Group CFO. Previously, his experience includes 17 years at BP, where he held leadership positions in North and South America, Africa and Europe, and most recently as Regional CFO for Brazil, Uruguay, Colombia and Venezuela. Mr. Caballero holds a law degree from Universidad de los Andes (Bogotá), an MBA in Energy Business from Fundação Getulio Vargas (Rio de Janeiro) and has completed executive programs in advanced financial management from Duke University and the Wharton School of Business.

Management Team

Jorge Elman Osorio Franco (57) has served as the Development and Production Vice-President of Ecopetrol since March 1, 2019. Prior to his appointment as Development and Production Vice-President, he served as Regional Development and Production Vice-President since June 2017. He holds a degree in Chemical Engineering from the National University of Colombia and has over 30 years of experience in engineering, projects and operations in the oil and gas industry. He spent 24 years of his career at BP, where he served as Operations Manager, Senior Operations Manager in Major Projects, Technical Director and Operations Excellence Director, among other leadership positions including managerial positions in Colombia, Trinidad & Tobago and Indonesia.

Jorge Arturo Calvache Archila (59) has served as Vice-President of Exploration since February 1, 2019. He has more than 30 years of experience. He has served in companies such as Shell and Hocol, where he led exploration projects in the Netherlands, the United States and Colombia. Mr. Calvache holds a degree in Geology from Universidad Nacional, a master’s degree in Geophysics from the same university, and studied Management at Universidad de Los Andes.

Rubén Darío Moreno Rojas (54) has served as Vice-President of Transport Operations and Maintenance since March 1, 2019. Prior to his appointment as Vice-President of Transport Operations and Maintenance, he served as deputy Vice-President of Transport Operations and Maintenance since April 2018. He has a 30-year career at Ecopetrol S.A., where he has held several managerial positions in the Vice-Presidency of Transportation as Operations Manager, Technical Superintendent, Head of Maintenance and Head of Operations. Mr. Moreno holds a degree in Electronic Engineering from Universidad Antonio Nariño and an Executive MBA from Universidad la Sabana.

Rodrigo Andres Dalle Fiore (40) has served as Development Vice-President since March 2019.  Prior to his appointment as Development Vice-President, he served as Development General Manager (A), Reservoir Development Strategy Manager (A) and Enhanced Oil Recovery Manager at Ecopetrol. He has over 14 years of international experience in the oil and gas sector.  Prior to joining Ecopetrol, he was Operations Manager at Bridas Corp (Colombia) and Productions and Operations Manager at Pan American Energy (Argentina). Mr. Dalle Fiore holds a degree in Chemical Engineering from the National University of Córdoba – Argentina, a specialization in Oil & Gas Reservoirs from the U.N.P.S.J.B. Comodoro Ridavia, Chubut Argentina and a specialization in Gas and Oil Technologies at the Technologic Institute of Buenos Aires (ITBA) - Buenos Aires, Argentina.

Tomas Hernandez (64) has served as Vice-President of Refining and Industrial Processes in Ecopetrol since February 2016. He has over 39 years of multinational experience in the field of oil and gas sector. He has worked as Business Manager at Chevron’s Pascagoula refinery in the United States, General Manager for Marketing Operations for Chevron Texaco in Latin America and Africa-Europe-Pakistan Regions and has spent over 20 years in managerial positions in various refineries at Chevron. Prior to joining Ecopetrol, he was Deputy Upgrader Manager at Petropiar, a non-operated joint venture in which Chevron holds a 30% interest. Mr. Hernandez graduated from the University of Missouri – Rolla (University of Science and Technology Missouri) in 1978 with a Bachelor of Science degree in chemical engineering.

Jurgen Gerardo Loeber Rojas (61) has served as the Projects & Engineering Vice-President of Ecopetrol since May 2016. Mr. Loeber holds a degree in Business Administration from “Universidad del Norte” and a specialization in Project Management. He joined the Army Corps of Engineers as reserve officer and reached the rank of captain. He has over 30 years of experience in the oil and gas industry. He began his career in 1985 in Exxon as financial analyst. From 1992 to 2001, he worked for BP in various countries as project manager, construction manager and project control engineer. For the last 10 years, he worked at Equion Limited (formerly BP Exploration Colombia) as Project Director. From 2001 to 2006, he was Project Director for Wood Group Colombia.

Pedro Fernando Manrique Gutierrez (54) has served as Commercial and Marketing Vice-President since April 2017. Mr. Manrique holds a bachelor’s degree in Electrical Engineering from the Universidad Industrial de Santander, Colombia. He has a master’s degree in Industrial and Systems Engineering from the University of Florida and an MBA from the IE Business School in Madrid, Spain. Mr. Manrique has 27 years of experience in the oil and gas industry. He previously was the Commercial and Business Planning Manager for Chevron Latin America in Caracas, Venezuela. At Chevron, he also served as Commercial and Business Development Manager in Chevron Colombia in Bogotá, Colombia. During his career he also worked for Enron Energy Services as Risk Manager at their headquarters in Houston, Texas. He has also served as a member of the Leadership Team of Chevron Latin America and as a member of the national operations council of natural gas in Colombia, among many other responsibilities.

Hector Manosalva Rojas (57) has served as CEO of Cenit S.A.S., Ecopetrol’s midstream subsidiary, since March 1, 2019. He joined Ecopetrol in 1986 and prior to his appointment as CEO of Cenit, he served as Vice-President for Development and Production since July 2014.  Over the course of his career at Ecopetrol, Mr. Manosalva has held various positions, including Executive Vice-President for Production and Exploration, Vice-President of Production, Production Manager of the Central Region, President of Colombia’s Advisor for Safety and Security of National Energy Infrastructure, Director of HSE and Corporate Social Responsibility, Production Manager of the Southern Region and Head of the Production Planning Division. Mr. Manosalva holds a degree in Petroleum Engineering from the Universidad de America (Bogotá) and postgraduate degrees in Finance at the Universidad EAFIT and Executive Management at the Universidad de los Andes.

Juan Manuel Rojas Payán (47) has served as Vice-President for Strategy and New Business since August 2018. Prior to his appointment as Vice-President for Strategy and New Business, he served as Corporate Manager for New Business since 2016. He graduated with a degree in Economics from Universidad de los Andes and holds two master’s degrees in Public Policy from Harvard University and in Economics from Universidad de los Andes. He was previously Vice-Minister of Mines and Energy, Chief Executive Officer of Bridas Corporation, Manager of New Business at Pan American Energy, and Director of Energy at Sideco Americana/Socma, among other positions.

Marly Aracelly Castillo Areiza (41) has served as Vice-President of Transformation since January 2019. Ms Castillo helped launch and develop the transformation program in Ecopetrol since joining in 2009. Ms. Castillo has 17 years of experience in the public and private sectors in strategy and performance mesurement. Ms. Castillo holds a degree in Economics from the Universidad Santo Tomás, Bogotá, completed post-graduate studies in Finance at the Universidad Externado and an MBA at the Universidad de los Andes. Prior to joining Ecopetrol, she worked on academy and research at the School of Management at the Universidad de los Andes as a consultant and teacher. Ms Castillo has published two books:  “Valuation of projects through real options” and “Measurement Customer Value,” in addition to other case studies that focus on a diversity of management dilemmas in the areas of leadership, organizational change and strategy. Ms. Castillo will be the Vice-President of Transformation until June 17, 2019, upon which Orlando Díaz Montoya will assume the position.

Fernán Ignacio Bejarano Arias (63) has served as Vice-President of Legal Affairs and General Counsel at Ecopetrol since March 2016. Mr. Bejarano Arias holds a bachelor’s degree in Law from Universidad Javeriana in Bogotá and an LLM from American University in Washington D.C. In his more than thirty years of professional experience, he has been a partner at the law firms of Estudios Palacios Lleras S.A, Bejarano Cárdenas y Ospina y Asociados Ltda and OPEBSA Compañía de  Abogados S.A.S. and has worked for several years in important positions in the public sector, such as the Vice-Minister of Foreign Affairs, Secretary of the Monetary Board, Secretary of the Board of Directors of the Banco de la República (Colombian Central Bank),  Office of Legal Affairs Counselor at the Presidency of the Republic of Colombia, and Vice-President of Legal Affairs and General Counsel at Corporación Finaciera Colombiana. Mr. Bejarano Arias has been a professor at the Faculty of Law of the Universidad Javeriana, and has been an arbitrator before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce.

Mónica Jiménez González (43) has served as Secretary General of Ecopetrol S.A. since July 2016. Ms. Jiménez holds a law degree from University of the Andes (Bogotá) and has practiced as a foreign lawyer in Canada. She holds a post-graduate degree in Civil and State Responsibility from the Universidad Externado de Colombia and a Master of Science in Development Studies from the London School of Economics and Political Science. Ms. Jimenez has practiced in Colombia and Canada on matters related to corporate social responsibility, cross-border transactions, and corporate law, and has acted as counsel and tribunal secretary in complex international commercial and investment arbitrations. She lived in Canada for 13 years, during which time she worked as a lawyer in a boutique law firm that specialized in international law and then in a major Canadian law firm in Vancouver, BC. Ms. Jimenez is also a Member of the International Court of Arbitration of the International Chamber of Commerce (ICC).

María Juliana Alban Durán (43) has served as Compliance Vice-President and Compliance Officer since July 2015. Ms. Alban holds a law degree from Universidad Sergio Arboleda with a specialization in Commercial and Financial Law from the same institution. Beginning in 2007, Ms. Alban previously worked in the Attorney General’s Office (Procuraduría General de la Nación) as Attorney General for State Contracts, General Secretary and Chief of Legal Office, among other positions within the institution.

Alejandro Arango Lopez (59) has served as Vice-President of Human Resources at Ecopetrol S.A. since October 2014.  He has more than 20 years of professional experience around the world and has worked as Vice-President of Human Resources at Banco Santander in Colombia and as Human Resources Director of the Consumer Finance Division, Strategy Division and Cards Division at Banco Santander in Spain.  Mr. Arango has also served as Human Resources Director for the Asia Pacific region at Banco Santander in Hong Kong and as Global Human Resources Division T&O, among others.  Mr. Arango holds a degree in Strategic Marketing from CESA School of Business, a bachelor’s degree in Theology from the Universidad Hochschule Sankt Georgen (Frankfurt) and a bachelor’s degree in Philosophy from Javeriana University.

Andres Eduardo Mantilla Zarate (48) has served as the Director of the Colombian Petroleum Institute of Ecopetrol, the technology development center of the company, since September 2013. He holds a degree in Petroleum Engineering from Universidad Industrial de Santander, Colombia, a Master of Science degree in Petroleum Engineering from Stanford University, and a Ph.D. in Geophysics from Stanford University. His professional work includes the leadership and management of oil and gas technology development, demonstration and implementation teams. He had previously worked for Ecopetrol holding various positions between 1994 and 2006. Before rejoining Ecopetrol in 2013, he worked for BP Colombia, Marathon Oil Company and Maersk Oil. During his professional career, he has had exposure to exploration and production projects and the evaluation of new ventures in Colombia, the Gulf of Mexico, the North Sea, West Africa, South America and the Middle East.

Aníbal Fernández de Soto Camacho (40) has served as Vice-President of Sustainable Development at Ecopetrol since September 2018.  He is a lawyer who specializes in Economics from Los Andes University, and holds a master’s degree in Political Action, Institution-Building and Citizen Participation from Francisco Vitoria University and Rey Juan Carlos I University, Madrid-Spain.  Educated in government affairs and public policies, Mr. Fernández de Soto served as an advisor of the Government and Congress of the Republic, as well as for management of political projects and as a representative of the private sector in the trade field. He has served as Deputy Minister for Policy and International Affairs in the Ministry of Defense, Deputy Minister for Rural Development in the Ministry of Agriculture, Deputy Minister for Participation and Rights Equality in the Ministry of Internal Affairs, and Director of Security in the Ministry for Post-Conflict.  In the private sector, he was executive director of the Chamber of Beverage Industry of ANDI, Corporación Pensamiento Siglo XXI and Fundación Democracia y Libertad.

Carlos Andrés Santos Nieto (42) has served as Vice-President of Supply and Services since August 7, 2018. Prior to his appointment as Vice-President of Supply and Services, he was Procurement and Supply Chain Manager at Ecopetrol. Mr. Santos is an Economist from Universidad Externado de Colombia and holds a postgraduate degree in International Economics from the same institution and a college diploma course in Advanced Negotiations from Universidad CESA, and has completed other negotiations training provided by BP in Colombia, Alaska and London. Prior to joining the Company, he served as Offshore Business Unit General Manager in Coremar Group and Procurement & Supply Chain Manager Drilling, Wells, Subsurface and Offshore in Equion Energia Limited (Former BP Exploration Colombia). He also served as Latin America Procurement Sourcing Manager for Merck Sharp & Dhome and Procurement & Supply Chain Manager Specialist for Quala Colombia S.A. He has held various positions within BP as PSCM Drilling & Wells Category Lead, Iraq SPU in London, PSCM Market Intelligence Lead & Deflation Project Lead in Alaska, PSCM Specialist D&W in Alaska, PSCM Specialist O&M in Colombia, PSCM Commercial Analyst in Colombia and PSCM Specialist Business Support in Colombia.

Ernesto Gutiérrez de Piñeres (45) has served as Digital Vice-President since October 2018. Mr. Gutierrez de Piñeres is a Systems Engineer and Information Systems Management Specialist from University of Norte de Barranquilla, and holds an Executive MBA from Los Andes University. He has more than 19 years of experience as Director and Manager (CIO) of information technology areas in different multinational companies on multiple industry sectors, leading and developing high performance teams in Colombia, USA, Central and South America. Mr. Gutierrez de Piñeres is an executive with experience in transforming technology areas into business partners and generators of value for the organizations through technology-based innovation, team development and technology strategies that leverage corporate strategy and competitive business.

None of our Directors, Executive Officers or members of senior management has any familial relationship with any Director, Executive Officer or member of senior management.

7.6	Compensation of Directors and Management

Based on a resolution adopted at our annual shareholders’ meeting in 2012, compensation for Directors’ attendance in person at meetings of the Board of Directors and/or committee meetings increased from the equivalent of four to six minimum monthly wage salaries, which totals approximately COP$4.9 million for 2019 and COP$4.6 million for 2018. See Note 29.1 to our consolidated financial statements for more details.

The total compensation paid to our Directors, executive officers and senior management active as of December 31, 2018 during 2018 amounted to COP$23.73 billion. This includes amounts paid to certain of our Directors, executive officers and senior management pursuant to a bonus plan under which such persons are entitled to receive contingent compensation based on our company results for each full year. The contingent compensation ranges from 0% to 150% of each person’s base compensation based on our company performance.

Only one member of our management team is eligible to receive pension and retirement benefits from us. The total amount recorded as of December 31, 2018 to provide pension and retirement benefits amounted to COP$5,491 million.

7.7	Share Ownership of Directors and Executive Officers

No individual Director or executive officer beneficially owns more than 1% of our outstanding shares.

The following executive officers own shares of Ecopetrol:

Table 58 – Executive Officers owning Ecopetrol’s shares

Executive Officer	Shares (1)%
Felipe Bayón Pardo	8,418	0.00002%
Jaime Eduardo Caballero Uribe	30,000	0.00007%

(1) As of March 28, 2019.

Under Colombian law, all of our shareholders have the same economic privileges and voting rights.

7.8	Controls and Procedures

Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2018, we evaluated the design and effectiveness of our financial disclosure controls and procedures under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and monitored by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles, and it includes those policies and procedures that:

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

As of the year ended December 31, 2018, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

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

Audit and Non-Audit Fees

Our consolidated financial statements for the fiscal years ended December 31, 2018, 2017 and 2016 were audited by Ernst & Young Audit S.A.S. The following table sets forth the fees billed to us by Ernst & Young Audit S.A.S. during the fiscal years ended December 31, 2018 and December 31, 2017.

Table 59 – Fees Billed to us by Ernst & Young Audit S.A.S.

	As of December 31,
	2018	2017
	(in millions of Colombian Pesos, excluding 19% value added tax)
Audit fees	11,742	10,946
Audit-related fees	19	167
Tax fees	71	135
All other fees	–	–
Total	11,832	11,248

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

Tax Fees. For 2018 the tax fees listed in the table above correspond to a conceptual analysis for a subsidiary about the tax consequences associated with new or proposed legislation based on the economic models prepared by the subsidiary.

Changes in Internal Control over Financial Reporting

There were no changes made in our internal control over financial reporting during the year ended December 31, 2018 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Audit S.A.S.’s attestation report on our internal control over financial reporting is included in their audit report accompanying our consolidated financial statements. See Report of Independent Registered Public Accounting Firm to the consolidated financial statements.

Significant Changes

For a description of significant events since December 31, 2018, please see Note 32 to our consolidated financial statements.

8.	Financial Statements

Ecopetrol S.A.

Consolidated Financial Statements

At December 31, 2018 and 2017 and for three years ended December 31, 2018, 2017 and 2016

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ecopetrol S.A. (the Company) as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedules listed in exhibits 1 and 2 (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 5, 2019 expressed an unqualified opinion thereon.

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
April 5, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on Internal Control over Financial Reporting

We have audited Ecopetrol S.A.’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Ecopetrol, S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2018 and 2017, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and financial statement schedules listed in exhibits 1 and 2, and our report dated April 5, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Audit S.A.S.
Bogota, Colombia
April 5, 2019

Ecopetrol S.A.

Consolidated statement of financial position

(In millions of Colombian pesos)

	As of December 31,
	Note	2018	2017
Assets
Current assets
Cash and cash equivalents	6	6,311,744	7,945,885
Trade and other receivables, net	7	8,194,243	6,098,918
Inventories, net	8	5,100,407	4,601,396
Other financial assets	9	5,321,098	2,967,878
Current tax assets	10	1,031,307	625,374
Other assets	11	1,020,428	880,425
		26,979,227	23,119,876
Assets held for sale		51,385	104,140
Total current assets		27,030,612	23,224,016
Non–current assets
Investment in associates and joint ventures	12	1,844,336	1,330,460
Trade and other receivables, net	7	755,574	777,132
Property, plant and equipment	13	62,799,983	61,404,374
Natural and environmental resources	14	23,075,450	21,308,265
Intangible assets	15	410,747	380,226
Deferred tax assets	10	3,879,427	4,016,161
Other financial assets	9	2,826,717	3,565,847
Goodwill	17	1,159,922	1,159,922
Other assets	11	860,730	681,009
Total non–current assets		97,612,886	94,623,396
Total assets		124,643,498	117,847,412
Liabilities
Current liabilities
Loans and borrowings	18	4,019,927	5,144,504
Trade and other payables	19	8,945,790	6,968,207
Provisions for employee benefits	20	1,816,882	1,829,819
Current tax liabilities	10	1,751,300	2,005,688
Accrued liabilities and provisions	21	814,409	558,828
Other liabilities		476,314	339,565
Total current liabilities		17,824,622	16,846,611
Non–current liabilities
Loans and borrowings	18	34,042,718	38,403,331
Trade and other payables	19	30,522	29,469
Provisions for employee benefits	20	6,789,669	6,502,475
Deferred tax liabilities	10	1,337,943	1,333,280
Accrued liabilities and provisions	21	6,939,603	5,978,621
Other liabilities		570,641	537,926
Total non–current liabilities		49,711,096	52,785,102
Total liabilities		67,535,718	69,631,713
Equity	22
Subscribed and paid in capital		25,040,067	25,040,067
Additional paid in capital		6,607,699	6,607,700
Reserves		5,138,895	2,177,869
Other comprehensive income		8,380,761	7,399,015
Retained earnings		9,970,492	5,210,302
Equity attributable to owners of parent		55,137,914	46,434,953
Non–controlling interest		1,969,866	1,780,746
Total equity		57,107,780	48,215,699
Total liabilities and equity		124,643,498	117,847,412

Ecopetrol S.A.

Consolidated statement of profit or loss

(In millions of Colombian pesos, except for the earnings per share, which are expressed in Colombian pesos)

	For the years ended December 31,
	Note	2018		2017		2016
Sales revenue	23		68,603,872		55,954,228		48,485,561
Cost of sales	24		(41,184,379)		(36,908,325)		(34,251,423)
Gross profit			27,419,493		19,045,903		14,234,138
Administrative expenses	25		(1,653,858)		(1,764,524)		(1,923,268)
Operations and project expenses	25		(2,903,132)		(2,926,065)		(2,751,687)
(Impairment loss) impairment reversal of long–lived assets, net	16		(368,634)		1,311,138		(928,747)
Other operating (expenses) income, net	26		(35,455)		505,403		274,112
Operating income			22,458,414		16,171,855		8,904,548
Financial results, net	27
Finance income			1,129,563		1,159,356		1,311,743
Finance expenses			(3,512,161)		(3,660,601)		(3,463,540)
Foreign exchange gain			372,223		5,514		976,430
			(2,010,375)		(2,495,731)		(1,175,367)
Share of profits of associates and joint ventures	12		165,836		93,538		61,345
Profit before income tax expense			20,613,875		13,769,662		7,790,526
Income tax expense	10		(8,258,485)		(5,800,268)		(4,543,046)
Net profit for the year			12,355,390		7,969,394		3,247,480
Net profit attributable to:
Owners of parent			11,381,386		7,178,539		2,447,881
Non–controlling interest			974,004		790,855		799,599
			12,355,390		7,969,394		3,247,480
Basic and diluted earnings per share		COP$	276.8	COP$	174.6	COP$	59.5

Ecopetrol S.A.

Consolidated statement of other comprehensive income

(In millions of Colombian pesos)

	For the years ended December 31,
	2018	2017	2016
Net profit for the year	12,355,390	7,969,394	3,247,480
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of taxes):
Unrealized gain (loss) on hedges:
Cash flow hedge for future exports (Note 28.1.2)	(533,374)	(84,837)	461,424
Hedge of a net investment in a foreign operation (Note 28.1.3)	(971,954)	57,997	(155,359)
Cash flow hedge with derivative instruments (Note 28.1.4)	(52,174)	35,768	33,869
Equity instruments measured at fair value:
Unrealized (loss) gain	-	(7,828)	126,205
Realized loss	-	–	(68,497)
Foreign currency translation	2,599,242	(257,147)	(925,981)
	1,041,740	(256,047)	(528,339)
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods (net of taxes):
Remeasurement loss on defined benefit plans (Note 20.1)	(4,290)	(1,548,043)	(1,153,442)
Other losses	-	(11,817)	(46,826)
	(4,290)	(1,559,860)	(1,200,268)
Other comprehensive income (loss) for the year, net of tax	1,037,450	(1,815,907)	(1,728,607)
Total comprehensive income for the year, net of tax	13,392,840	6,153,487	1,518,873
Comprehensive income attributable to:
Owners of parent	12,363,132	5,353,778	784,658
Non–controlling interest	1,029,708	799,709	734,215
	13,392,840	6,153,487	1,518,873

Ecopetrol S.A.

Consolidated statement of changes in equity

(In millions of Colombian pesos)

		Attributable to owners of parent
	Note	Subscribed and paid– in capital	Additional paid–in capital	Reserves	Other comprehensive income	Retained earnings	Total	Non– controlling interest	Total equity
Balance as of December 31, 2017		25,040,067	6,607,700	2,177,869	7,399,015	5,210,302	46,434,953	1,780,746	48,215,699
Net profit		–	–	–	–	11,381,386	11,381,386	974,004	12,355,390
Dividends declared	22.4	–	–	–	–	(3,659,386)	(3,659,386)	(840,626)	(4,500,012)
Appropriation of reserves, net		–	–	2,961,026	–	(2,961,026)	–	–	–
Other movements		–	(1)	–	–	(784)	(785)	38	(747)
Other comprehensive income:
Gain (loss) on hedging instruments:
Cash flow hedge for future exports		–	–	–	(533,374)	–	(533,374)	–	(533,374)
Hedge of a net investment in a foreign operation		–	–	–	(971,954)	–	(971,954)	–	(971,954)
Cash flow hedge with derivative instruments		–	–	–	(37,904)	–	(37,904)	(14,270)	(52,174)
Foreign currency translation		–	–	–	2,529,268	–	2,529,268	69,974	2,599,242
Remeasurement loss on defined benefit plans		–	–	–	(4,290)	–	(4,290)	–	(4,290)
Balance as of December 31, 2018		25,040,067	6,607,699	5,138,895	8,380,761	9,970,492	55,137,914	1,969,866	57,107,780

		Attributable to owners of parent
	Note	Subscribed and paid– in capital	Additional paid–in capital	Reserves	Other comprehensive income	Retained earnings	Total	Non– controlling interest	Total equity
Balance as of December 31, 2016		25,040,067	6,607,699	1,558,844	9,222,710	(402,462)	42,026,858	1,533,643	43,560,501
Net profit		–	–	–	–	7,178,539	7,178,539	790,855	7,969,394
Dividends declared	22.4	–	–	–	–	(945,684)	(945,684)	(551,494)	(1,497,178)
Appropriation of reserves, net		–	–	619,025	–	(619,025)	–	–	–
Other movements		–	1	–	2	(1,066)	(1,063)	(48)	(1,111)
Other comprehensive income:
Gain (loss) on hedging instruments
Cash flow hedge for future exports		–	–	–	(84,837)	–	(84,837)	–	(84,837)
Hedge of a net investment in a foreign operation		–	–	–	57,997	–	57,997	–	57,997
Cash flow hedge with derivative instruments		–	–	–	25,984	–	25,984	9,784	35,768
Loss on equity instruments measured at fair value		–	–	–	(7,828)	–	(7,828)	–	(7,828)
Foreign currency translation		–	–	–	(255,153)	–	(255,153)	(1,994)	(257,147)
Remeasurement loss on defined benefit plans		–	–	–	(1,548,043)	–	(1,548,043)	–	(1,548,043)
Other movements		–	–	–	(11,817)	–	(11,817)	–	(11,817)
Balance as of December 31, 2017		25,040,067	6,607,700	2,177,869	7,399,015	5,210,302	46,434,953	1,780,746	48,215,699

Ecopetrol S.A.

Consolidated statement of changes in equity

(In millions of Colombian pesos)

		Attributable to owners of parent
	Note	Subscribed and paid–in capital	Additional paid–in capital	Reserves	Other comprehensive income	Retained earnings	Total	Non– controlling interest	Total equity
Balance as of December 31, 2015		25,040,067	6,607,699	5,546,570	10,846,004	(6,814,432)	41,225,908	1,875,055	43,100,963
Net profit		–	–	–	–	2,447,881	2,447,881	799,599	3,247,480
Dividends declared								(1,029,612)	(1,029,612)
Legal reserve used to offset previous year loss		–	–	(3,869,907)	–	3,869,907	–	–	–
Appropriation of reserves, net		–	–	(117,819)	–	117,819	–	–	–
Other movements		–	–	–	–	(23,637)	(23,637)	(6,086)	(29,723)
Other comprehensive income
Gain (loss) on hedging instruments:
Cash flow hedge for future exports		–	–	–	461,424	–	461,424	–	461,424
Hedge of a net investment in a foreign operation		–	–	–	(155,359)	–	(155,359)	–	(155,359)
Cash flow hedge with derivative instruments		–	–	–	24,546	–	24,546	9,323	33,869
Net fair value gain on equity instruments measured at fair value		–	–	–	57,708	–	57,708	–	57,708
Foreign currency translation		–	–	–	(811,345)	–	(811,345)	(114,636)	(925,981)
Remeasurement loss on defined benefit plans		–	–	–	(1,153,442)	–	(1,153,442)	–	(1,153,442)
Other movements		–	–	–	(46,826)	–	(46,826)	–	(46,826)
Balance as of December 31, 2016		25,040,067	6,607,699	1,558,844	9,222,710	(402,462)	42,026,858	1,533,643	43,560,501

Ecopetrol S.A.

Consolidated statement of cash flows

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2018	2017	2016
Cash flow provided by operating activities:
Net profit for the period		12,355,390	7,969,394	3,247,480
Adjustments to reconcile the net profit to net cash provided by operating activities:
Income tax expense	10	8,258,485	5,800,268	4,543,046
Depreciation, depletion and amortization	13,14,15	7,704,850	8,281,347	7,607,000
Foreign exchange loss	27	(372,223)	(5,514)	(976,430)
Finance cost of loans and borrowings	27	2,399,414	2,385,994	2,765,024
Finance cost of post–employment benefits and abandonment costs	27	668,782	753,047	580,491
Dry wells	14	898,924	898,264	342,691
(Gain) loss on disposal of non–current assets		75,835	26,686	78,990
Loss (gain) on acquisition of interests in joint operations	30.3	12,065	(451,095)	–
Loss on impairment of short–term assets		136,044	30,600	74,393
Impairment loss (impairment reversal) of long–lived assets	16	368,634	(1,311,138)	928,747
Gain on fair value adjustment of financial assets		(92,906)	(104,706)	(59,593)
Share of profit of associates and joint ventures	12	(165,836)	(93,538)	(61,345)
Net gain on the sale of assets held for sale		–	(166,389)	–
Gain on sale of equity instruments measured at fair value		–	(13,236)	(47,129)
Hedge ineffectiveness		35,239	8,918	–
Realized foreign exchange cash flow hedges	23	(128,404)	(160,772)	(33,074)
Income tax paid		(6,650,116)	(4,217,303)	(4,347,364)
Net change in operational assets and liabilities:
Trade and other receivables		(2,039,161)	(2,189,473)	(1,400,583)
Inventories		(448,135)	(323,626)	(217,198)
Trade and other payables		1,355,175	21,417	(619,131)
Tax assets and liabilities		(1,413,915)	(493,533)	2,547,232
Provisions for employee benefits		(181,060)	(227,384)	(11,677)
Provisions and contingencies		(89,345)	104,135	(827,153)
Other assets and liabilities		(218,542)	451,263	118,523
Net cash generated by operating activities		22,469,194	16,973,626	14,232,940
Cash flow from investing activities:
Investment in property, plant and equipment	13	(3,302,929)	(2,363,283)	(3,646,929)
Investment in natural and environmental resources	14	(5,051,828)	(3,426,405)	(2,121,295)
Acquisition of interests in joint operations		-	(141,950)	–
Acquisitions of intangibles	15	(105,669)	(175,868)	(69,253)
(Purchases) sales of other financial asset		(843,612)	564,754	(5,446,507)
Interests received		383,624	405,562	386,001
Dividends received		108,991	270,136	437,803
Proceeds from sales of assets held for sale		–	159,041	–
Proceeds from sales of equity instruments measured at fair value		–	56,930	966,715
Proceeds from sales of property, plant and equipment		92,620	267,324	109,896
Net cash used in investment activities		(8,718,803)	(4,383,759)	(9,383,569)
Cash flow used in financing activities:
Proceeds from borrowings		517,747	444,827	4,594,640
Repayment of borrowings		(9,270,262)	(9,007,340)	(3,149,917)
Interest payments		(2,610,562)	(2,696,979)	(2,495,446)
Dividends paid		(4,427,701)	(1,504,647)	(1,712,298)
Net cash used in financing activities		(15,790,778)	(12,764,139)	(2,763,021)
Exchange difference in cash and cash equivalents		406,246	(290,310)	(226,333)
Net (decrease) increase in cash and cash equivalents		(1,634,141)	(464,582)	1,860,017
Cash and cash equivalents at the beginning of the year		7,945,885	8,410,467	6,550,450
Cash and cash equivalent at the end of the year	6	6,311,744	7,945,885	8,410,467

Non-cash transactions
Offsetting of income tax through the use of balances in favor		–	–	656,121

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

Ecopetrol S.A. (“Ecopetrol”) is a mixed economy company, of a commercial nature, incorporated in 1948 in Bogotá – Colombia, parent company of the Ecopetrol Business Group. Its corporate purpose is to conduct commercial or industrial activities related to the exploration, exploitation, production, refining, transportation, storage, distribution and commercialization of hydrocarbons and their derivatives and products, directly or through its subsidiaries (collectively referred to as “Ecopetrol Business Group”).

11.51% of Ecopetrol shares are publicly traded on the Stock Exchanges of Colombia and New York. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol is Bogotá – Colombia, Carrera 13 No. 36 – 24.

2.	Basis for presentation

2.1	Statement of compliance and authorization of financial statements

The consolidated financial statements of Ecopetrol and its subsidiaries as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Accounting policies described in Note 4 have been applied consistently in all years presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Ecopetrol on April 5, 2019.

2.2	Basis for consolidation

The consolidated financial statements were prepared by consolidating all companies set out in Exhibit 1, which are those over which Ecopetrol exercises direct or indirect control. Control is achieved when the Ecopetrol Business Group:

•	has power over the investee (including rights to manage relevant activities);

•	is exposed, or has the rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its operational returns. This instance occurs when the Ecopetrol Business Group has less than a majority of the voting rights of an investee, and it still has the power over the investee to provide it with the practical ability to direct the relevant activities of the investee unilaterally. The Ecopetrol Business Group considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient or not to give it power, including:

a)	the percentage of the Ecopetrol Business Group’s voting rights relative to the size and apportionment of the shares of other vote holders;

b)	potential voting rights held by the Ecopetrol Business Group, other vote holders or other parties;

c)	rights arising from other contractual arrangements; and

d)	any additional facts and circumstances that indicate that the Ecopetrol Business Group has, or does not have, the current ability to direct the relevant activities, at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases.

All inter–company assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the Ecopetrol Business Group were eliminated on consolidation. Unrealized losses are also eliminated. Non–controlling interest represents the proportion of profit, other comprehensive income and net assets in subsidiaries that are not attributable to Ecopetrol shareholders.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following subsidiaries were incorporated in the years indicated:

2018

▪	Ecopetrol Energía S.A.S. E.S.P: whose corporate purpose is the commercialization of electric power for the Ecopetrol Business Group. Ecopetrol holds a 99% direct interest in the subsidiary, and indirect interest of the remaining 1% through Andean Chemicals Ltd.

2017

▪	Esenttia Resinas del Perú SAC: wholly–owned subsidiary whose corporate purpose is the commercialization of polypropylene resins and master batches in Peru.

▪	ECP Hidrocarburos México S.A. de CV: wholly–owned subsidiary, engaged in operating oil contracts in Mexico, starting with blocks 6 and 8 of Round 2.1 in shallow waters.

2.3	Measurement basis

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

The consolidated financial statements are presented in Colombian Pesos, which is the Ecopetrol’s functional currency. For each Ecopetrol Business Group entity its functional currency is determined based of the main economic environment where it operates.

The statements of profit or loss and cash flows of subsidiaries with functional currencies different from Ecopetrol S.A.’s functional currency are translated at the exchange rates on the dates of the transaction or based on the monthly average exchange rate. Assets and liabilities are translated at the closing rate, and other equity items are translated at exchange rates at the time of the transaction. All resulting exchange differences are recognized in other comprehensive income. On disposal of all or significant part of a foreign operation, the cumulative translation adjustment related to the particular foreign operation is reclassified to profit or loss.

The financial statements are presented in Colombian pesos rounded up to the closest million unit (COP 000,000) except when otherwise indicated.

2.5	Foreign currency

Transactions in foreign currencies are initially recorded by the Ecopetrol Business Group’s entities at their respective functional currency spot rates at the transactions date. Monetary items denominated in foreign currencies are translated at the functional currency spot rates prevailing at the reporting date. Differences arising on settlement or translation or monetary items are recognized in profit or loss, in financial results, net, except those resulting from the conversion of loans and borrowings designated as cash flow hedges or net investment in a foreign operation hedge, which are recognized in other comprehensive income within equity. When the hedged item affects the financial results, exchange differences accumulated in equity are reclassified to profit or loss as part of operating results.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Non–monetary items measured at fair value that are denominated in a foreign currency are translated using the exchange rates prevailing on the date when the fair value is determined. The gain or loss arising on translation of non–monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item.

2.6	Classification of assets and liabilities as current and non–current

The Ecopetrol Business Group presents assets and liabilities in the consolidated statement of financial position based on whether assets are classified as current or non–current.

An asset or liability is classified as current when:

•	It is expected to be realized or intended to be sold or consumed (or expected to be settled, in the case of liabilities) in the ordinary course of business;

•	Held mainly for the purpose of trading;

•	Expected to be realised (or to be settled, in the case of liabilities) within twelve months after the reporting perior; or

•	In the case of the assets, it is cash or a cash equivalent, unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period ; or

•	In the case of a liabilities, there is no unconditional right to defer settlement of the liability for at least twelve months after the reporting period.

Other assets and liabilities are classified as non–current.

Deferred tax assets and liabilities are classified as non–current assets and liabilities.

2.7	Earnings per share (basic and diluted)

Basic earnings per share is calculated by dividing the profit for the year attributable to equity holders of Ecopetrol S.A., the parent company, by the weighted average number of ordinary shares outstanding during the year. There is no potential dilution of shares.

3.	Significant estimates and accounting judgments

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, sales revenues, costs and commitments recognized in the financial statements and the accompanying disclosures. The Ecopetrol Business Group based its assumptions and estimates on parameters available when these consolidated financial statements were prepared. Uncertainty about these assumptions and estimates could result in outcomes that required a material adjustment to the carrying amount of assets or liabilities affected in future periods. Changes in estimates are adjusted prospectively in the period in which the estimate is revised.

In the process of applying the Ecopetrol Business Group’s accounting policies, management has made the following judgments and estimates which have the most significant impact on the amounts recognized in the consolidated financial statements:

3.1	Oil and gas reserves

Hydrocarbon reserves are estimates of the amount of hydrocarbons that can be economically and legally extracted from the Ecopetrol Business Group’s oil and gas properties.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The reserves estimation is performed annually as of December 31 in accordance with the United States Securities and Exchange Commission (SEC) definitions and rules set forth in Rule 4–10(a) of SEC Regulation S–X and the disclosure guidelines contained in the SEC final rule – Modernization of Oil and Gas Reporting.

As required by current regulations, the future estimated date on which a field will no longer produce for economic reasons, is based on actual costs and average of crude prices (calculated as the arithmetical average of prices on the first day of the past 12 months). The estimated date for end of production will affect the amount of reserves, unless the prices have been defined by contractual agreements; therefore, if the prices and costs change from one year to the next, the proved reserves estimate also changes. Generally, our proved reserves decrease as prices go down and increase when prices go up.

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

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortization, is presented in Notes 13 and 14.

3.2	Assets impairment

Management uses its professional judgment in assessing the existence of evidence of an impairment loss or reversal, based on internal and external factors.

When an indicator of impairment or reversal of a prior periods impairment exists, the Ecopetrol Business Group estimates the recoverable amount of the cash generating units (CGU), which is considered the greater of fair value less costs of disposal and the value in use.

The assessments require the use of estimates and assumptions, such as, among other factors: (1) estimation of the volumes and market value of oil and natural gas reserves; (2) production profiles for oilfields and the future production of refined and petrochemical products; (3) investments, taxes and future costs; (4) useful life of assets; (5) long–term prices; (6) the discount rate, which is revised annually and determined as the weighted average cost of capital (WACC); and (7) changes in environmental regulation. The recoverable amount is compared to the carrying amount of the asset, thus determining whether the asset is impaired or if the impairment recognized in prior periods should be reversed.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Future oil price assumptions are estimated at current market conditions. Expected production volumes, which comprise proven unproved, probable and possible reserves are used for impairment testing because management believes this to be the most appropriate indicator of expected future cash flows, which would also be considered by market participants. Reserves estimates are inherently imprecise and subject to risk and uncertainty. Furthermore, projections about unproved volumes are based on information that is necessarily less robust than what is available for mature reservoirs.

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

The application of the Ecopetrol Business Group’s accounting policy for exploration and evaluation costs requires judgment in order to determine whether future economic benefits are likely, either from future exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. Certain exploration and evaluation costs are initially capitalized when it is expected that commercially viable reserves will result. The Ecopetrol Business Group uses its professional judgment of future events and circumstances and makes estimates in order to annually assess the generation of future economic benefits for extracting oil resources, as well as technical and commercial analyses to confirm its intention of continuing their development. Changes regarding available information, such as drilling success level or changes in the project’s economics, production costs, and investment levels, as well as other factors, may result in capitalized exploration drilling costs being recognized in profit or loss for the period. The expenses for dry wells is included in operating activities in the consolidated statement of cash flows.

3.4	Determination of cash generating units (CGU)

The allocation of assets in cash generating units requires significant judgment, as well as assessments regarding integration among assets, the existence of active markets, and similar exposure to market risk, shared infrastructure, and the way in which management monitors the operations. See Note 4.12 – impairment of non–financial assets for more information.

3.5	Abandonment and dismantling costs of fields and other facilities

According to environmental and oil regulations, the Ecopetrol Business Group is required to bear the costs for the abandonment of oil extraction and transportation facilities, which include the cost of plugging and abandoning wells, dismantling facilities, and environmental remediation in the affected areas.

Estimated abandonment and dismantling costs are recorded at the time of the installation of the assets and are reviewed annually.

The calculations for these estimations are complex and involve significant judgments by Management. The ultimate decommissioning costs are uncertain and cost estimates can vary in response to many factors, including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing, extent and amount of expenditure may also change, for example, in response to changes in internal cost projections, changes in reserve estimates, future inflation rates and discount rates. The Ecopetrol Business Group considers that the abandonment and dismantling costs are reasonable, based on the experience of the Ecopetrol Business Group and market conditions; nevertheless, significant variations in external factors used for the calculation of the estimation could significantly impact the amounts recorded in the financial statements.

3.6	Pension plan and other benefits

The determination of expenses, liabilities and adjustments relating to pension plans and other defined retirement benefits makes it necessary for management to use its judgment in the application of actuarial assumptions made in the actuarial calculation. The actuarial assumptions include estimates regarding future mortality, retirement, changes in compensation and discount rate in order to reflect the time value of money, in addition to the rate of return on the plan’s assets. Due to the complexity in the valuation of these variables, as well as their long-term nature, the estimated amounts are quite sensitive to any change in these assumptions.

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

In December of each year, the Ecopetrol Business Group performs an annual impairment test on goodwill to assess if its carrying amount may be impaired.

The determination of the recoverable amount is described in Note 4.12, and its calculation requires assumptions and estimates. The Ecopetrol Business Group considers that the assumptions and estimations used are reasonable and supportable based on the current market conditions and are aligned to the risk profile of the related assets. However, if different assumptions and estimations are used, they could lead to different results. Valuation models used to determine fair value are sensitive to changes in the underlying assumptions. For example, sales volumes and prices that will be paid for the purchase of raw materials are assumptions that may vary in the future. Adverse changes in any of these assumptions could lead to the recognition of goodwill impairment.

3.8	Litigation

The Ecopetrol Business Group is subject to claims relating to regulatory and arbitration proceedings, tax assessments and other claims arising in the normal course of business. Management evaluates these claims based on their nature, the likelihood that they materialize and the amounts involved, to decide on the amounts recognized and/or disclosed in the financial statements.

This analysis, which may require considerable judgment, includes the assessment of current legal proceedings brought against the Ecopetrol Business Group and claims not yet initiated. A provision is recognized when the Ecopetrol Business Group has a present obligation derived from a past event, it is likely that an outflow of resources of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of such obligation can be made.

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

To the extent that future cash flows and taxable income differ significantly from the estimates, the Ecopetrol Business Group’s ability to realize the deferred tax assets recorded could be affected.

Furthermore, changes in tax rules could limit the capacity of the Ecopetrol Business Group to obtain tax deductions in future years, as well as the recognition of new tax liabilities resulting from auditing conducted by the tax authorities.

Tax positions taken involve a thorough assessment by Management, and are reviewed and adjusted in response to situations such as expiration in the applicability of laws, closing of tax audits, additional disclosures caused by any legal issue or a court decision relevant to a particular tax issue. The Ecopetrol Business Group records provisions based on estimated potential liabilities that could be derived from a tax audit. The amount of these provisions depends on factors such as previous experience in tax audits and different interpretations of tax legislation. The actual results may differ from the estimates recorded.

3.10	Hedge accounting

The process of identifying hedging relationships between hedged items and the underlying instruments (derivative and non–derivative, such as long–term, foreign currency–denominated debt), and their corresponding effectiveness, requires the use of judgment by management. The Ecopetrol Business Group periodically monitors the alignment between its hedge instruments and its risk management policy.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.	Accounting policies

The accounting policies indicated below have been applied consistently for all the periods presented.

4.1	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

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

All financial assets are initially recorded at fair value. Loans and trade receivables, other receivables and financial assets held–to–maturity are measured subsequently measured at amortized cost using the effective interest method.

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are classified within the following scale, based on the lowest level input that is significant to the fair value measurement as a whole, as follows:

•	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities. The fair value of the Ecopetrol Business Group’s marketable securities with a quoted market price is based on Level 1 inputs.

•	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observed. Level 2 inputs include prices of similar assets, prices obtained through quotations made by stockbrokers, and prices that can be substantially corroborated with other observable data with the same contractual terms.

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

•	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. The Ecopetrol Business Group does not use Level–3 inputs for the measurement of financial assets and liabilities. The Ecopetrol Business Group may use Level–3 inputs for the calculation the recoverable amount of certain non–financial assets for the purpose of impairment testing.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Impairment

The Ecopetrol Business Group evaluates if there is objective evidence that a financial asset or group of financial assets are impaired. Financial assets are evaluated for the impairment indicators at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after initial recognition, the estimated future cash flows of the asset have been affected. For financial assets measured at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

4.1.1	Cash and cash equivalents

Cash and cash equivalents include cash on hand, financial investments that are highly liquid, bank deposits and special funds with original maturity dates of ninety days or less which are subject to an insignificant risk of changes in value.

4.1.2	Financial assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Ecopetrol Business Group has applied the practical expedient, the Ecopetrol Business Group initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Ecopetrol Business Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

The Ecopetrol Business Group classifies its financial assets in the following categories:

a)       Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading and financial assets designated at the time of the initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired to be sold or repurchased in the short term. They are recognized at their fair value and losses or profits arising at the time of re–measurement are recognized in the statement of profit or loss.

b)       Financial assets measured at fair value with changes in other comprehensive income

These are equity instruments of other non–controlled and non–strategic companies not allowing for any type of control or significant influence thereon and where the Ecopetrol Business Group’s management does not intend to negotiate with them in the short term. These investments are recorded at their fair value and unrealized gains or losses are recognized in other comprehensive income and credited to the available for sale reserve until the investment is derecognized, at which time, the cumulative gain or loss is recognized in other operating income, or the investment is determined to be impaired, when the cumulative loss is reclassified from the available to sale reserve to the statement of profit or loss.

c)       Financial assets at amortized cost

Loans and receivables are non–derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables, including trade and other receivables, are measured initially at fair value and then at amortized cost using the effective interest rate method, less impairment.

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

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

▪	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows
▪	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade receivables, other receivables, loan to an associate, and loan to employees. For loan to employees if the interest rate is less than the current market rate, fair value will be less than the amount of the loan. This difference is recorded as a benefit to employees.

De–recognition of financial assets

The Ecopetrol Business Group derecognizes a financial asset only upon the expiration of the contractual rights to the cash flows of the asset or, when it has transferred its rights to receive such cash flows or has assumed the obligation to pay the cash flows received in full without material delay to a third party and (a) it has transferred substantially all the risks and benefits inherent in the ownership of the financial asset or (b) it has neither transferred nor retained substantially all the risks and benefits of the asset, but has transferred control of the asset.

When the Ecopetrol Business Group does neither transfer nor retain substantially all the risks and benefits of the asset or transfer control of the asset, the Ecopetrol Business Group continues to recognize the transferred asset, to the extent of its continuing participation, and it also recognizes the associated liability.

4.1.3	Financial liabilities

Financial liabilities correspond to the financing obtained by the Ecopetrol Business Group through bank credit facilities and bonds, accounts payable to suppliers and creditors.

Bank credit facilities and bonds (this is the category most relevant to the Group) are initially recognized at their fair value, net of directly attributable transactions cost. After initial recognition, interest–bearing credit facilities and bonds are subsequently measured at amortized cost, using the effective interest rate (EIR) method. The effective interest method amortization is included as a financial expense in the statement of profit or loss. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

Accounts payable to suppliers and creditors are short–term financial liabilities recorded at nominal value, since it does not significantly differ from fair value.

Derecognition

A financial liability is derecognized when the obligation specified in the contract is discharged or cancelled or expires. When an existing financial liability has been replaced by another from the same lender, under substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de–recognition of the original liability and recognized as a new liability. The difference between the respective carrying amounts is recognized in the statement of profit or loss.

4.1.4	Derivative financial instruments and hedging activities

Financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of derivatives are recognized as gains or losses in the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedge item affects profit or loss.

Changes in fair value of derivative contracts, which do not qualify or are not designated as hedges, including forward contracts for the purchase and sale of commodities under negotiation for physical delivery or receipt of the commodity are recorded in profit or loss.

Derivatives embedded in the host contract are accounted for as separate derivatives at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss.

4.1.5	Hedging operations

For purposes of hedge accounting, hedges are classified as:

▪	Derivatives not designated as hedging instruments, when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment

▪	Derivatives are designated as hedging instruments, when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they have been highly effective throughout the financial reporting periods for which they were designated.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.1.5.1	Cash flow hedge

The effective portion of the gain or loss on the hedging instrument is recognized in Other Comprehensive Income (OCI) in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the statement of profit or loss.

The amounts accumulated in OCI are accounted for, depending on the nature of the underlying hedged transaction. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability.

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

Ecopetrol designates long–term loans as hedging instruments for its exposure to the exchange risk in future oil exports. See Note 28 for further information.

4.1.5.2	Hedge of net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges.

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized as OCI while any gains or losses relating to the ineffective portion are recognized in the statement of profit or loss. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the statement of profit or loss.

Ecopetrol allocates long–term loans as hedging instruments for its exposure to foreign exchange risk on its investment in subsidiaries whose functional currency is the U.S. dollar. See Note 28 for further information.

4.2	Inventories

Inventories are stated at the lower of cost and net realizable value.

Inventories mainly comprise crude oil, fuels and petrochemicals and consumable inventories (spares and supplies).

The cost of crude oil is the production costs, including transportation costs.

The cost required to bring a pipeline into working order, is treated as part of the related pipeline.

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

Ecopetrol estimates the net realizable value of inventories at the end of the period. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in the net realizable value because of a change in economic circumstances, the amount of the write–down is reversed. The reversal cannot be greater than the amount of the original write–down, so that the new carrying amount will always be the lower of the cost and the revised net realizable value.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.3	Related parties

Related parties are considered those in which one party has the ability to control, or has joint control of the other, or exercises significant influence over the other party in making financial or operational decisions, or is a member of key management personnel (or close relative of a member). The Ecopetrol Business Group considers related parties to be associates, joint ventures, key management executives, entities managing resources for payment of employee post–employment benefit plans and Colombian government entities for the purposes of certain relevant transactions, such as the purchase of hydrocarbons and the fuel price stabilization fund (see Note 29 – Related parties).

4.3.1	Investments in associates

An associate is an entity over which the Ecopetrol Business Group has significant influence but not control. Significant influence is the power to participate in the financial and operational policy decisions of the investee, but it is not control or joint control over those policies. Generally, these entities are those in which the Ecopetrol Business Group holds an equity interest with voting rights of 20% to 50%. See Exhibit I – Consolidated companies, associates and joint ventures for further details.

Investments in associates are accounted for using the equity method. Under this method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Ecopetrol Business Group’s share of net assets of the associate since the acquisition date. Goodwill related to the associate is included in the carrying amount of the investment and it is not tested for impairment separately.

The Ecopetrol Business Group’s share of the results of operations of the associate is recognized in the consolidated statement of profit or loss. Any change in other comprehensive income is recognized in other comprehensive income of the Ecopetrol Business Group.

After application of the equity method, the Ecopetrol Business Group determines if it is necessary to recognize an impairment on its investment in its associate. The Ecopetrol Business Group determines whether there is objective evidence that the investment is impaired. If there is such evidence, the amount of the impairment is calculated as the difference between the recoverable amount and its carrying value, and then the impairment is recognized in the consolidated statement of profit or loss.

When necessary, the Ecopetrol Business Group makes adjustments to the accounting policies of associates to ensure consistency with the policies adopted by the Ecopetrol Business Group. Additionally, the equity method of these companies is measured on their most recent financial statements.

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

Joint operation contracts are entered into between Ecopetrol and third parties to share risk, secure capital, maximize operating efficiency and optimize the recovery of reserves. In these joint operations, one party is designated as the operator to execute the operations and report to partners according to their participating interests. Likewise, each party takes its share of the produced hydrocarbons (crude oil or gas), according to their share in production.

When Ecopetrol participates as a non–operator partner, it records the assets, liabilities, sales revenues, cost of sales and expenses based on the operator’s report. When Ecopetrol is the direct operator of joint venture contracts, it records its percentage of assets, liabilities, sales revenues, costs and expenses, based on the participation of each partner in the items corresponding to assets, liabilities, sales revenues, costs and expenses.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

When the Ecopetrol Business Group acquires or increases its participation in a joint operation in which the activity constitutes a business combination, such transaction is recorded applying the acquisition method in accordance with IFRS 3 – Business combination. The acquisition cost is the sum of the consideration transferred, which corresponds to the fair value, on the date of acquisition of the assets transferred and the liabilities incurred. Any transaction cost related to the acquisition or increased share in the joint operation that constitutes a business combination is recognized in the consolidated statement of profit or loss.

The excess of the sum of the consideration transferred and the amount paid in the operation is recognized as goodwill. If the result is in an excess value of the net assets acquired over the amount paid in the operation, the difference is recognized as income in the consolidated statement of profit or loss on the date of recognition of the transaction.

4.5	Non–current assets held for sale

Non–current assets are classified as held for sale if their carrying values will be recovered principally through a sale transaction rather than through continued use. Non–current assets are classified as held for sale only when the sale is highly probable within one year from the classification date and the asset (or group of assets) is available for immediate sale in its present condition. These assets are measured at the lower of their carrying amount and fair value less related costs of disposal.

4.6	Property, plant and equipment

Recognition and measurement

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Tangible components related to natural and environmental resources are part of property, plant and equipment.

The initial cost of an assets comprises its purchase price or construction cost, including import duties and non–refundable purchase taxes, any costs directly attributable to bringing the asset into operation, costs of employee benefits arising directly from the construction or acquisition, borrowing costs incurred that are attributable to the acquisition and construction of qualifying assets and the initial estimate of the costs of dismantling and abandonment of the item.

Spare parts and servicing equipment are recorded as inventories and recognized as an expense as they are used. Major spare parts and stand–by equipment that the entity expects to use during more than one period are recognized as property, plant and equipment.

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

Depreciation

Property, plant and equipment is depreciated using the straight–line method, except for those associated with exploration and production activities which are depreciated using the units–of–production method. Technical useful lives are updated annually considering factors such as: additions or improvements (due to parts replacement or critical components for the asset’s operation), technological advances, obsolescence and other factors; the effect of this change is recognized from the period in which it was executed. Depreciation of an asset starts when it is ready to be used.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Useful lives are determined based on the period over which an asset is expected to be available for use, physical exhaustion, technical or commercial obsolescence and legal limits or restrictions over the use of the asset.

The estimated useful life of assets fluctuates in the following ranges:

Plant and equipment	11 – 60 years
Pipelines, networks and lines	11 – 50 years
Buildings	11 – 50 years
Other	6 – 40 years

Land is recorded separately from buildings and facilities and it is not subject to depreciation.

Depreciation methods and useful lives are reviewed annually and adjusted if appropriate.

4.7	Natural and environmental resources

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

Depletion

Depletion of natural and environmental resources is determined using the unit–of–production method per field, using proved developed reserves as a base, except in limited exceptional cases that require greater judgment by Management to determine a better amortization factor of future economic benefits over the useful life of the asset. Depreciation rates are reviewed annually, based on reserves reports and the impact of any changes is recognized prospectively in the financial statements.

Reserves are independently estimated by internationally recognized external consultants and approved by Ecopetrol’s Board of Directors. Proved reserves consist of the estimated quantities of crude oil and natural gas demonstrated with reasonable certainty by geological and engineering data to be recoverable in future years from known reserves under existing economic and operating conditions, that is, at the prices and costs that apply at the date of the estimation.

Impairment

Assets associated to exploration, evaluation and production are subject to review for possible impairment in their carrying amount. See Notes 3.2 — Asset impairment (recovery) and 4.12 — Impairment of non–financial assets.

4.8	Capitalization of borrowing costs

Borrowing costs related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to get ready for its intended use are capitalized as part of the cost of such asset when it is probable that future economic benefits associated with the item will flow to the Ecopetrol Business Group and costs can be measured reliably. Other borrowing costs are recognized as finance costs. Projects that have been suspended but that the Ecopetrol Business Group intends to continue to pursue their development in the future, are not considered qualifying assets for the purpose of capitalization of borrowing costs.

4.9	Intangible assets

Intangible assets with a defined useful life, are stated at cost less accumulated amortization and any impairment loss. Intangible assets are amortized under the straight–line method, over their estimated useful lives. The estimated useful lives and amortization method are revised at the end of each reporting period; any change in estimates is recognized on a prospective basis.

The disbursements in relation to research activities are expensed as incurred.

4.10	Goodwill

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non–controlling interest and any previous interest held over the net identifiable assets acquired and liabilities assumed). After initial recognition goodwill is measured at cost less any accumulated impairment loss. Goodwill is not amortized but tested for impairment annually.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.11	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership. All other leases are classified as operating leases.

Assets held under finance leases, when Ecopetrol is the lessee, are recognized in the consolidated statement of financial position at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payment. These assets are depreciated over the asset’s useful life. When there is no reasonable certainty that the company will obtain ownership of the asset at the end of the contract, the leased assets are depreciated in the shortest period between the asset estimated useful life and the lease term.

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

Operating lease payments are recognized as an expense on a straight–line basis over the lease term, except where another systematic prorating basis is more representative of the time pattern of economic benefits from the lease. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

4.12	Impairment of non–financial assets

In order to evaluate if any tangible or intangible assets are impaired, Ecopetrol compares its carrying amount with its recoverable amount at the end of each reporting period or earlier, if there is any indicator that an asset may be impaired.

For purposes of impairment testing, the assets are grouped into cash generating units (CGU), provided that those assets individually considered do not generate cash inflows that, to a greater extent, are independent from those generated by other assets or CGUs. The grouping of assets in different CGUs requires the exercise of professional judgment and the consideration, among other parameters, of the business segments. In this sense, in the Exploration and Production segment, each CGU corresponds to each one of the different contractual areas commonly called “fields;” by exception, in those cases where the cash inflows generated by several fields are interdependent from each other, those fields are grouped into a single CGU. In the case of the Refining and Petrochemicals, each CGUs corresponds to each one of the refineries and companies in this segment of the Ecopetrol Business Group and for the Transportation segment; each pipeline system is considered an independent CGU.

The recoverable amount of the asset is the higher amount of the fair value less costs of disposal or its value in use. If the recoverable amount of an asset (or of a CGU) is lower than its net carrying amount, such amount (or that of the CGU) is reduced to its recoverable amount, recognizing an impairment loss in profit or loss.

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

The carrying amount of non–current assets reclassified as assets held–for–sale is compared to its fair value less costs of disposal. No other provision for depreciation, depletion or amortization is recorded if the fair value less costs of sale is lower than the carrying amount.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.13	Provisions and contingent liabilities

Provisions are recognized when the Ecopetrol Business Group has a current obligation (legal or constructive) as a result of a past event, it is probable that Ecopetrol will be required to settle the obligation, and a reliable estimation can be made of the amount of the obligation. Where applicable, they are recorded at present value, using a rate reflecting the risk specific to the liability.

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

Asset retirement obligation

Liabilities associated with the retirement of assets are recognized when there are current obligations, either legal or constructive, related to the abandonment and dismantling of wells, facilities, pipelines, buildings and equipment.

The obligation is usually recorded when the assets are installed or when the surface or the environment are altered at the operating sites. These liabilities are calculated using the discounted cash flow method, using a pre–tax rate reflecting current market conditions similar liabilities and considering the economic limits of the field or the useful life of the respective asset. When it is not possible to determine a reliable estimation in the period in which the obligation originates, a provision is recognized when there is enough information available to make the best estimation.

The carrying amount of the provision is reviewed and adjusted annually considering changes in the assumptions used for its estimation, using a rate that reflects the risk specific to the liability. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment and natural and environmental resources. When a decrease in the asset retirement obligation related to a producing asset exceeds the carrying amount of the asset, the excess is recognized in the consolidated statement of profit or loss. The  increase in the provision due to the passage of time is recognized in results for the period as a financial expense.

4.14	Income tax and other taxes

Income tax expense is comprised of income tax payable for the period (including, income tax and income tax for equality – CREE, as appropriate) and the effect of deferred taxes in each period.

Current income taxes are recognized in income except when they relate to items recognized in other comprehensive income, in which case the corresponding tax effect is also recognized in other comprehensive income. Income tax assets and liabilities are presented separately in the consolidated statement of financial position, except where there is a right of setoff within fiscal jurisdictions and an intention to settle such balances on a net basis.

Income tax is paid by each legal entity and not on a consolidated basis.

4.14.1	Current income tax

The Ecopetrol Business Group determines the provision for income tax based on the highest amount between taxable income and presumptive income (the minimum estimated amount of taxable profit on which the law expects to quantify and collect income taxes). Taxable income differs from profit before tax as reported in the consolidated statement of profit or loss, because of: items of income or expense that are taxable or deductible in other periods, special taxable deductions, tax losses and income and line items measured that, according to applicable tax laws in each jurisdiction, are considered nontaxable or nondeductible.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.14.2	Deferred income tax

Deferred tax is provided using the liability method for temporary differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences and for all accumulated tax losses, if there is a reasonable expectation that the Ecopetrol Business Group will generate future tax profits against which they will be used.

Deferred taxes on assets and liabilities are calculated based on the tax rates that are expected to apply during the years in which temporary differences between the carrying amounts and tax bases are expected to be reversed.

The carrying amount of a deferred tax asset is subject to review at the end of each reporting period, and it is reduced to the extent it is no longer probable that the corresponding legal entity will generate enough future taxable profit to realize such deferred tax asset.

In the statement of financial position, deferred tax assets are reflected net and as an offset against deferred tax liabilities, depending on the overall tax position in a particular jurisdiction and on the same taxable entity.

Deferred taxes are not recognized when they arise in the initial recognition of an asset or liability in a transaction (except in a business combination) and at the time of the transaction, do not affect the accounting or tax profit, or in respect of the taxes on the possible future distribution of accumulated profits of subsidiaries or investments accounted for by the equity method, if at the time of the distribution it may be controlled by Ecopetrol and it is probable that the retained earnings will be reinvested by the Ecopetrol Business Group companies and, therefore, will not be distributed to Ecopetrol.

4.14.3	Other taxes

The Ecopetrol Business Group recognizes in profit or loss the costs and expenses related to other taxes than the income tax, such as the wealth tax, which is determined based on the tax equity, the industry and commerce tax on income obtained in the municipalities for performance of commercial, industrial and service activities, and the transport tax on volumes loaded in the transport systems. Taxes are calculated in accordance with current tax regulations. For more details, see Note 10.

4.15	Employee benefits

Salaries and benefits of the Ecopetrol’s employees are governed by the Colombian Collective Labor (Agreement 01 of 1977), and, by the Colombian Substantive Labor Code. In addition to the benefits determined by labour laws, employees are entitled to fringe benefits which are subject to the place of work, type of work, length of service, and basic salary. An annual interest of 12% is recognized on accumulated severance amounts for each employee, and the payment of compensation is provided for when special circumstances arise resulting in the non–voluntary termination of the contract, without justified cause, and in periods other than the probationary period.

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

All labor benefits of employees who joined Ecopetrol before 1990 are Ecopetrol’s responsibility, without the involvement of any social security entity or institution. Service cost for the employee and his/her relatives registered with Ecopetrol is determined by means of a mortality table, prepared based on facts occurring during the year.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

For employees who joined Ecopetrol after the Act 50 of 1990 went in effect, Ecopetrol makes periodic contributions for severance payments, pensions and labor risks to the respective funds.

In 2008, Ecopetrol partially settled the value corresponding to monthly pension payments from its pension liabilities, transferring such liabilities and their underlying amounts to autonomous pension funds (PAP, for its acronym in Spanish). The funds transferred, and returns on those funds, cannot be redirected, nor can they be returned to the Ecopetrol Business Group, until all of the pension obligations have been fulfilled. The settled obligation covers allowances and pension bonds payments; while health and education remained under responsability of Ecopetrol.

Employee benefits are divided into four groups comprised as follows:

a)             Short–term employee benefits and post–employment defined benefits:

Benefits to employees in the short term mainly correspond to those which payment will be made in the term of twelve months following the closing of the period in which the employees have rendered their services. These mainly include salaries, severance payments, vacation, bonuses and other benefits.

Post–employment benefits of defined contributions plans correspond to the periodic payments for severance, pensions and labor risk payments that the Ecopetrol Business Group makes to the respective funds that assume these obligations in their entirety.

The above benefits are recognized as an expense with an associated liability after deducting any already paid amounts.

b)             Post–employment defined benefit plans:

In the defined benefits plan, the Ecopetrol Business Group provides the benefits agreed to current and former employees and assumes the actuarial and investment risks.

The following benefits are classified as long–term defined benefit plans recognized in the financial statements according to the calculations of an independent actuary:

•	Pensions
•	Pension bonds
•	Health
•	Educational plan
•	Retroactive severances

Liabilities recognized in the statement of financial position with respect to these benefit plans are determined base on the present value of the defined benefit obligation at the date of the statement of financial position less the fair value of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected credit unit method, which takes into account employees’ years of service and, for pensions, average or final pensionable remuneration. This obligation is discounted at its present value using interest rates of high–quality government bonds denominated in the currency in which the benefits will be paid and of a duration consistent with the plan obligations.

These actuarial calculations involve several assumptions that could differ from the events that will effectively take place in the future. Said assumptions include the determination of a discount rate, future salary increases, mortality rates and future pension increases. Because of the complexity of the calculation, the underlying assumptions and long–term nature of these plans, the obligations for defined benefits are extremely sensitive to changes in assumptions. All key assumptions are revised at the end of the reported period.

In determining the appropriate discount rate, in absence of a broad high quality bond market, Management considers interest rates corresponding to the class B TES bonds issued by the Colombian Government as its best reference, at an appropriate discount rate with maturities extrapolated in line with the term expected for each benefit plan. The mortality rate is based on the particular country’s rate, the latest version of which is the RV08 mortality table published in resolution 1555 of October 2010. The future salary and pension increases are linked to the country’s future inflation rates. Note 22 – Provisions for employee benefits provides further details on key assumptions used.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The amounts recognized in the consolidated statement of profit or loss related to employees defined benefit plans are comprised mainly by service cost and the net financial expense. Service cost includes mainly the increase in present value of the benefit obligation during the period (current service cost) and the amount resulting from a new benefit plan. Plan amendments corresponds to changes in benefits and are usually recognized when all legal and regulatory approvals have been obtained and the effects have been conveyed to the employees involved. The net financial expense is calculated using the net liability for defined benefits as compared with the yield curve of the discount rate at the beginning of each year for each plan. The net defined benefit obligation or asset resulting from actuarial profits and losses, the asset ceiling effect and the asset profitability, excluding the value of recognized in the consolidated statement of profit or loss, are recognized in other comprehensive income.

When the plan assets exceed the gross obligation, the recognized asset is limited to the lower of the surplus in the defined benefits plan and the ceiling of assets determined using a discount rate based on Colombian Government bonds.

(a)           Others long-term benefits

Others long–term benefits include the five–year term bonus which also considered in the actuarial calculation. This benefit is a cash bond that accumulates annually and is paid every five years to employees. The Ecopetrol Business Group recognizes in the consolidated statement of profit or loss the service cost, the net financial cost and the adjustment to the obligation of the defined benefit plan.

(b)           Termination benefits

Termination benefits are recognized only when a detailed plan exists and there is no possibility to withdraw the offer. The Ecopetrol Business Group recognizes a liability and an expense for termination benefits at the earliest date between the date when the offer of such benefits cannot be withdrawn and the date when the restructuring costs are recognized.

4.16	Revenue from contracts with customers

The Ecopetrol Business Group’s business is based on three principal sources of revenue from contracts with customers: 1) sales of crude oil and natural gas, 2) services associated with the transport of hydrocarbons, and 3) sales of refined products, petrochemicals and biofuels. Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at amount that reflects the consideration that the Ecopetrol Business Group expects to be entitled in exchange for those goods or services.

Sales of crude oil and natural gas

Revenue from sales of crude oil and natural gas is recognized upon transfer of control to the buyer, this generally occurs when the product is physically transferred into a vessel, pipe or other delivery methods.

For some natural gas supply contracts with a replacement period, a distinction is made between quantities of gas consumed and not consumed in order to recognize the respective revenue or liability relating to quantities that will be requested in the future. Once the customer claims such natural gas, the revenue is recognized.

Services associated with hydrocarbons transport

Revenue from transport services is recognized when the service is provided to the customer and there are no contractual conditions that prevent recognition of the revenue. Ecopetrol Business Group companies is the principal in providing these services.

Ship/ Take-or-Pay contracts for the sale of refined products, storage and transport specify minimum quantities of products or services for which a customer will pay, even if the latter does not receive them or use them (“deficient quantities”). Although the Ecopetrol Business Group expects customers to recover all deficient quantities to which they are contractually entitled, any load revenue received related to temporary shortfalls that will be offset in a future period will be deferred and that amount recognized as revenue in the event any of the following scenarios occurs:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

a) The customer exercises its right to deficient volumes or services, or

b) The possibility is remote that the customer will exercise its right to deficient volumes or services.

Refined products and biofuels

In the case of refined products, petrochemicals and biofuels, such as fuel oil, asphalt, polyethylene, LPG and propane and gasoline, etc., revenue is recognized when the products are shipped and delivered by the refinery; subsequently, they are adjusted for price changes, in the case of products with regulated prices.

In other cases, Ecopetrol Business Group recognize revenue when satisfies the performance obligation, giving rise to the certain, probable and quantifiable right to demand payment.

Under current local regulation, Ecopetrol sells regular gasoline and ACPM in Colombia at a regulated price.

In accordance with Decree 1068 of 2015, the Ministry of Mines and Energy calculates semiannually and settles Ecopetrol’s net position to be stabilized for each fuel by the Fuel Price Stabilization Fund (FEPC, for its acronym in Spanish). The net position corresponds to the sum of the spreads throughout the semester, the result of which will be the amount in pesos in favor of the Company charged to the resources of the FEPC. The differential corresponds to the product between the volume reported by the Company at the time of sale and the difference between the parity price and the reference price, the parity price being that which corresponds to the daily prices of the motor and diesel gasoline observed during the month, expressed in pesos, referenced to the Gulf of the United States market, calculated by applying Resolution 18 0522 of 2010, and the reference price is the Producer Income defined by the Ministry of Mines and Energy for these purposes. Therefore, this differential constitutes a greater or lesser value of sales revenue for Ecopetrol.

According to the risk profiles, the Ecopetrol Business Group manages advance payment systems for some of its contracts with customers.

Significant financing component

Generally payments received from customers are short term. Using the practical expedient in IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less.

Variable considerations

Upon fulfillment of the obligations set forth in agreements with customers, via delivery of the product or provision of the service, variable components of the transaction price may exist, such as the exchange rate for crude exports or international price fluctuations. In these cases, the Ecopetrol Business Group will make its best estimate of the transaction price that reflects the goods and services transferred to customers.

Agreements signed with customers do not include variable considerations like rebates, refunds or discounts.

Non-cash considerations

Agreements signed in the Ecopetrol Business Group does not consider non-cash transactions.

Customer advances

These correspond to contractual obligations in which the Ecopetrol Business Group receives advances from customers. These advances by customers form part of the policies and risk assessment defined by the Business Group.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.17	Costs and expenses

Costs and expenses are presented according to their nature; they are detailed in the related disclosures in cost of sales, and administrative, operating, projects and other associated expenses.

4.18	Finance income (expenses)

Finance income and expenses include mainly: a) borrowings costs on loans and financing, except for those that are capitalized on qualifying asset, b) gains and losses on changes in fair value of financial instruments measured at fair value through profit or loss, c) currency exchange differences of financial assets and liabilities, except for debt instruments designated as hedging instruments, d) interest expenses as a result of discounting long–term liabilities (abandonment costs and pension liabilities), e) dividends derived from equity instruments measured at fair value with changes in other comprehensive income.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.19	Information by business segment

Ecopetrol presents the information related to its business segments in its consolidated financial statements in accordance with paragraph 4 of IFRS 8 – Operation segments.

The operations of the Ecopetrol Business Group are performed through three business segments: 1) Exploration and Production, 2) Transport and Logistics and 3) Refining, Petrochemical and Biofuels. Segments are determined based on management objectives and corporate strategic plans, considering that these businesses: (a) are engaged in different commercial activities, which generate sales revenue and incur costs and expenses; (b) the operational results are revised regularly by the Ecopetrol Business Group’s Governance that makes operational decisions to allocate resources to the various segments and assess their performance; and (c) there is differentiated financial information available. Internal transfers represent sales to inter–company segments and are recorded and presented at market prices.

a)	Exploration and production: This segment includes activities related to the exploration and production of oil and gas. Revenues are derived from sales of oil and natural gas at market prices to other segments and to third parties (domestic and foreign distributors). Costs include costs incurred in production. Expenses include all exploration costs that are not capitalized.

b)	Transport and logistics: This segment includes sales revenue and costs associated with the transport and distribution of hydrocarbons, derivatives and products operation.

c)	Refining, petrochemicals and biofuels: This segment mainly includes activities performed at the Barrancabermeja and Cartagena refineries, where crude oil from production fields is refined or processed. Revenue are derived from the sale of products to other segments and to domestic and foreign customers and include refined and petrochemical products at market prices and some fuels at regulated price. This segment also includes industrial service sales to customers.

See information by segments in Note 31.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

5.	Standards issued but not yet effective

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Ecopetrol Business Group’s financial statements are disclosed below. The Ecopetrol Business Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

- IFRS 16 “Leases: was issued in January 2016 and replaces IAS 17 “Leases”, IFRIC 4 “Determining whether an Agreement contains a lease” SIC-15 “Operational leases – Incentives” and SIC-27, “Evaluating the Substance of Transactions involving the Legal Form of a Lease”. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees - leases of “low value” assets (e.g., personal computers) and short-term leases (i.e., lease with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-to-use asset). Lessees will be required to separately recognize interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors shall continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and financial leases.

IFRS 16, which is effective for annual periods beginning on or after January 1, 2019, requires lessees and lessors to make more extensive disclosures than under IAS 17.

Transition to IFRS 16

Ecopetrol Business Group will adopt IFRS 16 as of January 1, 2019, using a modified retrospective approach on contracts previously identified as leases under IAS 17 and IFRIC 4.

The Ecopetrol Business Group will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value (e.g., computers, mobile telephones, printers, photocopiers, etc.).

During 2018 the Ecopetrol Business Group has performed an assessment of the impact IFRS 16 upon initial application and concluded that it will not have a significant impact in its consolidated financial statements.

Leases in which Ecopetrol Business Group is a lessee

Ecopetrol Business Group will recognize right-of-use assets and a lease liability, currently accounted for as operating leases, primarily on the following leased assets:

▪	Lands
▪	Vehicles
▪	Power plants
▪	Water treatment plants
▪	Helicopters

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Prior to the adoption of IFRS 16, Ecopetrol Business Group, recognized operating lease expenses on a straight-line basis during the lease term. Upon application of IFRS 16, Ecopetrol Business Group will instead recognize a depreciation charge on the right-of-use asset and a financial expense related to the lease liability.

Based on currently available information, upon application of IFRS 16, the Ecopetrol Business Group estimates it will recognize a right-to-use asset for approximately COP$430,000 as of January 1, 2019, and a lease liability for the same amount, which are not considered material. The actual impact upon adoption could be different.

-	IAS 40 “Investment Properties: Transfers of investment properties” modifies paragraph 57 of IAS 40 to reflect the principle that a change of use involves: (a) an assessment as to whether a property complies or has ceased to comply with the definition of investment property; and (b) requires evidence that supports the change of use that has occurred. By applying this principle, an entity will transfer properties under construction or development to or from investment properties if and only if there is a change of use of this property supported by evidence.

-	IFRS 4 “Insurance Policies: Application of IFRS 9 (Financial Instruments) with IFRS 4 (Insurance Policies)” addresses concerns as to the various validity dates of IFRS 9 and the next standard on insurance policies. Changes include a temporary exemption from IFRS 9 for insurers who meet specific criteria and an option for them to apply the focus of the overlap to designated financial assets.

-	IFRIC 23 “Uncertainty with regard to treatment of the capital gains tax” clarifies how to apply the recognition and measurement requirements of IAS 12 when there is uncertainty regarding treatment of the capital gains tax.

When there is uncertainty regarding treatment of the capital gains tax, the Company must determine whether it considers each uncertain tax treatment separately or in combination with one or more other uncertain tax treatments based on the focus that best predicts resolution of the uncertainty. Ecopetrol will re-assess a decision or estimate required by this interpretation if the facts and circumstances on which the decision or estimate was based change, or as a result of new information affecting the decision or estimate.

Additionally, upon assessing whether and how an uncertain tax treatment affects determination of the tax gain (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, an entity will assume that a tax authority will inspect the amounts it is entitled to examine and have complete knowledge of all related information when those reviews are carried out.

This interpretation must be applied for years starting January 1, 2019.

-	Annual Improvements to the IFRS Regulations, 2014 – 2016 Cycle:

▪	IFRS 1 - First-time adoption of International Financial Reporting Standards: Elimination of short-term exemptions for entities that adopt IFRS Standards for the first time.

▪	IFRS 12 - Information to be disclosed on stakes in other entities. Clarification of the scope of the regulation.

▪	IAS 28 - Investments in related companies and joint ventures: Measurement at reasonable value of a related company or joint venture.

-	Amendments to IAS 28 - Long-term interests in associates and joint ventures. The changes clarify that companies recognize long-term interests in an associate or joint venture to which the equity method does not apply, using IFRS 9. The IASB also provides an example that illustrates how companies apply the IFRS 9 and IAS 28 requirements to long-term interests in an associate or joint venture.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

-	Amendments to IFRS 9 - Prepayment Features with Negative Compensation. Changes to IFRS 9 allow companies to measure financial assets canceled in advance with negative offset to amortized cost or reasonable value, through another comprehensive result if a specific condition is met, instead of doing so at reasonable value with gain or loss.

-	Annual Improvements to IFRS Standards 2015–2017 Cycle:

▪	Amendments to IAS 12 – Capital Gains Tax: Consequences to the capital gains tax of payments for financial instruments classified as net equity.

▪	Amendments to IAS 23 - Loan costs. Loan costs subject to compounding.

▪	Amendments to IFRS 3 – Business combinations and changes to IFRS 11 – Joint agreements. Stakes previously held in a joint venture.

5.2	Impact of the adoption of new regulations (IFRS 16)

IFRS 16 “Leases” was issued in January 2016 and replaces IAS 17 “Leases,” IFRIC 4 “Determination as to whether an agreement contains a lease contract,” SIC-15 “Operational leases – Incentives” and SIC-27 “Assessment of the share of transactions that legally involve a lease.”

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The new accounting policies are subject to change until the Ecopetrol Business Group presents its first financial statements under IFRS 16 in 2019.

6.	Cash and cash equivalents

Cash and cash equivalents details as of December 31, 2018 and 2017 is as follows:

	2018	2017
Banks	4,511,078	5,484,981
Short–term investments	1,799,597	2,459,438
Cash	1,069	1,466
	6,311,744	7,945,885

As of December 31, 2018, cash and cash equivalents balance included COP$92,331 and COP$96,758 as of December 31, 2017, of restricted cash to be used exclusively for the payment of loans principal and interest obtained by Oleoducto Bicentenario and Oleoducto de los Llanos. The use of short–term financial investments depends on the liquidity needs of the Ecopetrol Business Group.

The fair value of cash and cash equivalents approximates their book value due to their short–term nature.

The return on cash and cash equivalents for the year ended December 31, 2018 was approximately 3% (2017 – 4.2%).

The following table reflects the credit quality of issuers of investments included in cash and cash equivalents:

Rating	2018	2017
AAA	3,092,236	2,807,170
BBB	1,305,037	-
A1	907,453	2,922,714
BRC1+	470,623	1,152,593
F1+	222,454	-
A-2	147,186	27,350
AA	107,520	-
F1	48,566	896,231
Aa3	-	99,029
Aa2	-	27,868
F2	-	180
Other	10,669	12,750
	6,311,744	7,945,885

See credit risk policy in Note 28.2.2

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

7.	Trade and other receivables, net

The balance of trade and other receivables, net of provision allowance for doubtful accounts, is comprised as follows as of December 31, 2018 and 2017:

	2018	2017
Current
Customers
Foreign	2,404,531	2,052,829
Domestic	1,512,821	1,533,058
Fuel price stabilization fund(1)	3,828,691	2,256,312
Industrial services	154,152	26,223
Accounts receivable from employees	78,459	34,461
Related parties (Note 29)	23,480	23,013
Other	192,109	173,022
	8,194,243	6,098,918
Non–current
Accounts receivable from employees	470,609	484,504
Related parties (Note 29)	117,824	154,810
Other	167,141	137,818
	755,574	777,132

(1)	Accounts receivable from the Ministry of Finance and Public Credit, arising from the differences between the international parity price of regular motor gasoline and diesel and the prices charged by the Ecopetrol Business Group, in accordance with Resolution 180522 issued on March 29, 2010, as amended. The Ministry of Finance and Public Credit actually settles the payments.

The following shows the changes in the allowance for doubtful accounts for the year ended December 31, 2018 and 2017:

	2018	2017	2016
Opening balance	170,016	144,329	160,406
Additions, net	107,725	35,229	19,438
Accounts receivable write–off and uses	(9,087)	(9,542)	(35,515)
Closing balance	268,654	170,016	144,329

8.	Inventories, net

The balance of inventories, net allowances for losses, as of December 31, 2018 and 2017 is as follows:

	2018	2017
Crude oil	1,958,572	1,836,363
Fuels and petrochemicals	1,524,548	1,481,777
Materials for the production of goods	1,617,287	1,283,256
	5,100,407	4,601,396

The following is the changes of the allowances for losses for the years ended December 31, 2018 and 2017:

	2018	2017	2016
Opening balance	194,507	265,435	198,539
(Reversals) additions, net	(115,778)	9,134	41,957
Foreign currency translation	9,717	(4,266)	50,053
Uses	(1,508)	(75,796)	(25,114)
Closing balance	86,938	194,507	265,435

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

9.	Other financial assets

The balance of other financial assets as of December 31, 2018 and 2017 is as follows:

	2018	2017
Assets measured at fair value through profit or loss
Investment Portfolio – Local currency	3,389,869	3,310,338
Investment Portfolio – Foreign currency	4,754,369	3,194,287
	8,144,238	6,504,625
Assets measured at amortized cost	3,577	3,636
Hedging instruments	-	25,464
	8,147,815	6,533,725

Current	5,321,098	2,967,878
Non–current	2,826,717	3,565,847
	8,147,815	6,533,725

The average return of the investment portfolio in Colombian pesos and U.S. dollars was approximately 5.4% (2017 – 7.4%) and approximately 2.1% (2017 – 1. 1%), respectively.

Changes in fair value are recognized in financial results (Note 27).

9.1	Restrictions

As of December 31, 2018 and 2017, there were no investments with restricted use.

9.2	Maturity

The following are the maturities of other financial assets as of December 31, 2018 and 2017:

	2018	2017
Up to 1 year	5,321,098	2,967,878
1 – 2 years	1,847,241	1,588,145
2 – 5 years	823,425	1,817,558
> 5 years	156,051	160,144
	8,147,815	6,533,725

9.3	Fair value

The following is the balance of other financial assets by fair value hierarchy level as of December 31, 2018 and 2017:

	2018	2017
Level 1	372,636	317,912
Level 2	7,771,602	6,186,713
	8,144,238	6,504,625

There were no transfers between hierarchy levels for the years ended December 31, 2018 and 2017.

The securities comprising Ecopetrol’s portfolio are valued on a daily basis according to the instructions issued by the Financial Superintendence of Colombia. To this end, the information provided by authorized entities is used, which includes data from active markets. For cases in which market data is not available, other directly or indirectly observable data is used.

For U.S. dollar–denominated investments, fair value is based on information released by Bloomberg, while for investments denominated in Colombian pesos, fair value is provided by Infovalmer, an entity authorized by the Financial Superintendence of Colombia to provide this service.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Within the investment valuation hierarchy process, other relevant aspects are taken into account, such as the issuer’s rating, investment rating and the risk analysis of the issuer performed by the Ecopetrol Business Group.

9.4	Credit rating

The following table reflects the credit quality of the issuers of other financial assets measured at fair value through profit or loss:

	2018	2017
A1	3,148,043	1,149,606
AAA	3,105,894	3,175,727
BRC1+	611,905	-
F1+	353,175	-
AA-	455,584	233,668
AA+	193,747	1,067,989
A+	161,160	175,767
A	80,334	300,179
AA	15,430	-
BBB+	18,731	-
BBB	-	21,835
BBB-	-	378,939
No rating available	235	915
	8,144,238	6,504,625

See credit risk policy in Note 28.2.2

10.	Taxes

10.1	Current tax assets and liabilities

The balance of current tax assets and tax liabilities as of December 31, 2018 and 2017 is as follows:

	2018	2017
Current tax assets
Income tax(1)	765,399	165,437
Credit tax balance(2)	54,350	234,410
Other taxes	211,558	225,527
	1,031,307	625,374
Current tax liabilities
Income tax(1)	1,065,688	1,305,011
National tax and surcharge on gasoline	141,408	136,706
Carbon tax	48,520	51,383
Other taxes(3)	495,684	512,588
	1,751,300	2,005,688

(1)	The main variation compared to the previous period corresponds to the favorable balance of the income tax that was generated by the anticipated voluntary payment made in November and December 2018 by Ecopetrol S.A., in accordance with the Decree 2146 of November 22, 2018 and the decrease in non-deductible expenses.

(2)	Includes mainly the value added tax (VAT) receivable balance.

(3)	Mainly includes VAT payable balances, industry and commerce tax and royalties and monetary compensations.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.2	Income tax

In December 2016, the Colombian Congress adopted Law 1819, which introduced more changes to the Colombian tax system, applicable beginning in 2017 including the following aspects:

a)	A unified income tax rate was set, which will be 34% for 2017 and 33% for 2018 and subsequently.

b)	An income tax surtax for profits above COP$800 million is set which will be 6% for 2017 and 4% for 2018.

c)	The income tax for tax free trade zone users will increase from 15% to 20% in 2017. The tax rate of companies located in a free trade zone with the legal stability agreement is 15% during term of the said agreement.

d)	The presumptive income rate will increase from 3% to 3.5% from 2017. Tax losses accumulated until December 31, 2016 that have not been compensated, are subject to may be carried forward in accordance to the formula provided in the article 290 of Law 1819/2016.

e)	For fiscal year 2018, the Ecopetrol Business Group has subsidiaries that are subject to a 37% income tax rate, subsidiaries in free trade zones that are subject to a 15% or 20% income tax rate depending upon whether or not the comply with the CEJ rules, and other subsidiaries that are subject to statutory income tax rates in the country where they are incorporated in.

f)	Depreciation and amortization methods and annual percentages are limited to the established in the tax rule and depends on the type of asset. For example, machinery and equipment depreciate at 10%, infrastructure (including pipelines) at 2.22% and vehicles and computers at 20%, among others.

g)	The cost of acquisition of exploration rights, geology and geophysic (G&G), exploratory drilling, etc., is capitalized for tax purposes until the technical and commercial feasibility of extracting the resource is achieved.

h)	Tax losses may be offset against ordinary net income obtained in the following 12 taxable years.

i)	Refinería de Cartagena, Bioenergy, Ecopetrol Costa Afuera and Andean Chemicals Ltd have tax losses generated between 2009 and 2017 to carry forward, for a net value of COP$4,292,418 as of December 2018 and COP$4,288,957 as of December 2017.

In 2018, tax losses without a deferred tax base expiration date amount to COP$4,078,439 with a deferred tax of COP$792,452, attributable to the Refinería de Cartagena, and COP$47,803 attributable to Bioenergy.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Statute of limitations on review of tax returns

Tax returns may be reviewed by the tax authorities for 6 years following the filing date and/or amendment, if the returns reflected tax losses.

Starting 2017, the statute of limitations covering tax returns is 3 years as of the date of expiration or as of the filing date, when these have been filed extemporaneously. With respect to transfer pricing, the statute of limitations is 6 years.

With respect to tax returns with favorable balances, the statute of limitations will be 3 years as of the filing date of the request for refunds or offsetting.

With regard to tax returns in which tax losses are carried forward, these will be considered determined after 6 years counted as of their filing date. With respect to tax returns where tax losses are calculated, the statute of limitations will be 12 years and if the losses are carried forward within the last 2 years of the 12–year period, the statute of limitations will be extended up to 3 additional years from the year of offsetting.

Income tax expense

The following is a detail of the income tax recognized in profit or loss for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Current income tax	7,539,093	5,108,549	4,376,706
Deferred income tax	783,136	472,772	25,710
Adjustments to prior years’ current and deferred tax	(63,744)	218,947	140,630
Income tax expenses	8,258,485	5,800,268	4,543,046

Reconciliation of the income tax expenses

The reconciliation between the income tax expenses and the tax determined based on the statutory tax rate applicable to the Ecopetrol Business Group in Colombia is as follows:

	2018	2017	2016
Net income before income tax	20,613,875	13,769,662	7,790,526
Statutory rate	37%	40%	40%
Income tax at statutory rate	7,627,134	5,507,865	3,116,210
ETR reconciliation items:
Foreign currency translation and exchange difference	751,210	(186,787)	(234,316)
Effect Leon well (Ecopetrol America Inc.)	281,912	–	–
Effect in changes in tax rates and tax base	172,352	186,588	807,989
Non–deductible expenses	56,061	211,042	486,300
Non–deductible wealth tax	–	85,872	229,375
Prior years’ current and deferred tax	(63,744)	218,947	140,630
Non–taxable income	(78,303)	(47,509)	(3,142)
Impairment of long–term assets	(128,461)	(175,750)	–
Effect of tax reform	(359,676)	–	–
Income tax calculated	8,258,485	5,800,268	4,543,046
Current	7,416,038	5,076,692	4,517,336
Deferred	842,447	723,576	25,710
	8,258,485	5,800,268	4,543,046

The effective tax rate as of December 31, 2018 is 40.1% (2017 - 42.1% and 2016 - 58.3%). The decrease compared to the previous year is mostly due to the following concepts: a) Decrease in the nominal rate 40% in 2017 to 37% in 2018; b) improvement of the results before taxes of the Ecopetrol Business Group; c) Effect for tax reform d) Adjustment for differential taxable bases; e) adjustment for differential tax rates of the Ecopetrol Business Group different from the nominal 37%, with a rate lower than the nominal rate; f) application of a lower rate for the long-term amortizable deferred tax asset; and g) elimination of wealth tax.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Income and supplementary tax returns for taxable years 2011, 2012, 2014, 2015, 2016 and 2017 and CREE of the taxable years 2014, 2015 and 2016 of Ecopetrol Business Group companies are subject to acceptance and review by the tax authorities. Management of the Ecopetrol Business Group companies considers that the amounts recognized as liability for taxes payable are supported by the regulations, doctrine and case law applicable to any claim that could be eventually filed with respect to such years. The Ecopetrol Business Group's strategy is not making tax decisions based on aggressive or less-assured positions that could put into question its tax returns.

Deferred income tax

The following is the detail of the deferred tax balance as of December 31, 2018 and 2017:

	2018	2017
Deferred tax assets	3,879,427	4,016,161
Deferred tax liabilities	(1,337,943)	(1,333,280)
Net deferred income tax	2,541,484	2,682,881

The deferred income tax assets and liabilities as of December 31, 2018 and 2017, is as follows:

	2018	2017
Deferred tax assets (liabilities)
Provisions (1)	1,994,762	1,840,988
Employee benefits (2)	1,161,860	1,373,561
Loss carry forwards (3)	1,002,062	611,766
Accounts payable	1,193,098	208,618
Accounts receivable	79,591	94,864
Property plant and equipment and Natural and environmental resources (4)	(2,304,140)	(1,006,299)
Goodwill	(404,394)	(408,932)
Investments and derivative instruments	(170,960)	(49,258)
Others	(10,395)	17,573
	2,541,484	2,682,881
Deferred tax assets	3,879,427	4,016,161
Deferred tax liabilities	(1,337,943)	(1,333,280)
	2,541,484	2,682,881

(1)	The most representative item corresponds to the asset retirement obligation (ARO).

(2)	Actuarial calculations for health, retirement pensions, education, pension bonds and other benefits to long–term employees.

(3)	The increase is because of the tax reform that allows a greater recognition of deferred tax on tax losses and excess presumptive income in Refinería de Cartagena mainly.

(4)	For tax purposes, natural and environmental resources and property, plant and equipment have a useful life and a depreciation and amortization calculation methodology different from those determined as per international accounting standards, within this item occasional gains of 10% is included, corresponding to lands. The main variation corresponds to the tax rate reduction from 33% to 30%.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the detail of the deferred tax assets (liabilities), net for the years ended December 31, 2018 and 2017:

	Property plant and equipment and Natural resources	Provisions	Employee benefits	Loss carry forwards	Accounts payable
As of December 31, 2016	(220,315)	1,875,965	656,997	477,808	311,607
Recognized in profit or loss	(785,984)	(34,977)	(22,818)	133,958	(102,989)
Recognized in OCI	–	–	739,382	–	–
As of December 31, 2017	(1,006,299)	1,840,988	1,373,561	611,766	208,618
Recognized in profit or loss	(1,297,841)	153,774	(178,160)	390,296	984,480
Recognized in OCI	–	–	(33,541)	–	–
As of December 31, 2018	(2,304,140)	1,994,762	1,161,860	1,002,062	1,193,098

	Goodwill	Borrowings and other financial liabilities	Accounts receivable	Investments and derivative instruments and Others	Total
As of December 31, 2016	(345,288)	(113,497)	133,840	(168,806)	2,608,311
Recognized in profit or loss	(63,644)	113,497	(38,976)	78,357	(723,576)
Recognized in OCI	–	–	–	58,764	798,146
As of December 31, 2017	(408,932)	–	94,864	(31,685)	2,682,881
Recognized in profit or loss	4,538	–	(15,273)	(884,261)	(842,447)
Recognized in OCI	–	–	–	734,591	701,050
As of December 31, 2018	(404,394)	–	79,591	(181,355)	2,541,484

The Ecopetrol Business Group offsets assets and liabilities for deferred taxes only if it has a legally enforceable right to offset current tax liabilities and assets; and in the case of deferred tax on assets and liabilities, to the extent that they also correspond to income taxes required by the same tax jurisdiction and the same tax authority.

Deferred tax assets related to the tax losses generated by the subsidiaries Bioenergy S.A. Ecopetrol Costa Afuera and Andean Chemicals Ltd for an amount of COP$70,393, and excess presumptive income of Bioenergy SA, Ecopetrol Costa Afuera, Hocol Petroleum Company, Andean for an amount of COP$31,863 were not recognized, as Management believes it is not likely that these deferred tax assets would be recoverable in the short term.

Deferred tax assets have been recognized for an amount of COP$1,002,063 related to excesses of presumptive income and the accumulated tax losses of Refinería de Cartagena amount to COP$948,671 and Bioenergy Zona Franca S.A.S. amount to COP$53,392, as management expects these amounts will be realized in future periods.

The recognition of this deferred tax asset is supported with the tax projections and the elimination of presumptive income from the year 2021, contemplated in Law 1943/2018.

In accordance with the tax regulation applicable until December 31, 2016, excess presumptive income and minimum base excesses generated before 2017 in income and supplementary taxes and in income tax for equality – (CREE, as its acronym in Spanish) respectively, they may be compensated with the ordinary taxable income obtained by each Company within the following five years, using for this purpose, the formula established the article 290 of law 1819/ 2016.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The movements of deferred income tax for the years ended December 31, 2018 and 2017 are as follows:

	2018	2017	2016
Opening balance	2,682,881	2,608,311	2,213,422
Deferred tax recognized in profit or loss (a)	(842,447)	(723,576)	(25,710)
Deferred tax recognized in other comprehensive income(b)	701,050	798,146	420,599
Closing balance	2,541,484	2,682,881	2,608,311

(a)	This amount includes deferred income tax and adjustments to prior years’.

(b)	The following is the detail of the income tax recorded in other comprehensive income:

December 31, 2018	Pre–tax	Deferred Tax	After tax
Actuarial valuation gains (losses)	(29,250)	33,540	4,290
Cash flow coverage for crude exports	2,258,734	(701,231)	1,557,503
Other	–	(33,359)	(33,359)
	2,229,484	(701,050)	1,528,434

December 31, 2017	Pre–tax	Deferred Tax	After tax
Actuarial valuation gains (losses)	2,251,656	(739,382)	1,512,274
Cash flow coverage for crude exports	80,896	(54,056)	26,840
Other	12,119	(4,708)	7,411
	2,344,671	(798,146)	1,546,525

December 31, 2016	Pre-tax	Deferred tax	After tax
Actuarial valuation gains (losses)	1,770,139	(616,697)	1,153,442
Cash flow hedging for future crude oil exports	(537,353)	220,596	(316,757)
Derivative financial instruments	(56,804)	22,722	(34,082)
Other	-	(47,220)	(47,220)
	1,175,982	(420,599)	755,383

Deferred tax assets (liabilities) not recognized

As of December 31, 2018, deferred tax assets are not recognized on the difference between the accounting and tax basis associated with the investments in associates and joint ventures of Ecopetrol (Base: COP$2,981,901 million - Tax: COP$298,190 million), as the Ecopetrol Business Group does not have any intention to sell any of these investments in the foreseeable future.

10.3	Other taxes

10.3.1	Tax on dividends

Dividends related to profits generated from the year ended December 31, 2017, will be subject to withholding at a rate of 5%. Further, if the earnings against which the dividends are distributed were not subject to corporate tax, said dividends are taxable by the income tax applicable during the distribution period (for 2018 the rate is 35%). In this scenario, the 5% tax on dividends will be applicable to the distributed amount, once it is reduced with the 35% income tax rate.

The non-taxed dividends that the Company will receive will not be subject to withholding tax due to the express provision of the regulation that establishes the dividends that are distributed within the business groups duly registered with the Chamber of Commerce and decentralized entities, they will not be subject to the retention at the source for this concept.

There are no effects on income tax related to dividend payments made by the Company to its shareholders during 2018 and 2017.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.3.2	Transfer prices

According to the Colombian tax law, income taxpayers who enter into transactions with related parties or related parties located in foreign jurisdictions and in free trade zones or with residents located in jurisdictions considered tax havens, are obliged to determine their ordinary and extraordinary income for purposes of the income and supplementary tax, its costs and deductions, considering for these operations the arm's length principle.

Ecopetrol submitted its transfer pricing informative return for the 2017 taxable year and its corresponding supporting documentation, as well as the country by country notification for the years 2016 and 2017 and the master file for the year 2017, in accordance with current tax regulations.

For fiscal year 2018, the transactions performed with related parties in foreign jurisdictions, as well as the business conditions under which said operations were carried out and the general structure, did not vary significantly with respect to the previous year. For this reason, it is possible to infer that these transactions were carried out in accordance with the arm's length principle. It is estimated that there will be no need for adjustments derived from the analysis of transfer prices for 2018, which imply changes in the income provision of the taxable year 2018.

10.3.3	Value added tax (VAT)

General VAT rate is 19% and a differential rate of 5% for certain goods and services is maintained. The modification on the general rate is effective from January 1st, 2017.

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

Law 1739 of 2014 established the wealth tax for natural and legal persons whose possession as of January 1, 2015 exceeds COP$1,000. The taxable base for legal persons is the value of the gross equity owned as of January 1, 2015, 2016, and 2017 minus the current liabilities outstanding at the same dates.

The applicable rate will depend on the taxable base of each taxpayer and the value paid will not be deductible or deductible in the income tax and complementary or in the income tax for equity - CREE, nor can they be compensated with these or with other taxes.

For the year 2018 and following, there is no wealth tax, in the case of domestic companies. During 2017, the tax on wealth paid by the Ecopetrol Business Group amounted to COP$226,778, which was recognized as an expense for the year.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.4	Tax reform

The Government issued the Law 1943/2018, which makes numerous changes to the Colombian tax rules. The Tax Reform reduces the corporate income tax (CIT) rate from 33% in 2018 to 32% for 2020, 31% for 2021 and 30% for 2022 and onwards.

The presumptive income tax rate (i.e., an alternative tax based on a percentage of the net equity of the last year) is reduced from 3.5% to 1.5% in 2019 and 2020 and 0% for 2021 and onwards.

The thin capitalization rule ratio is modified from 3:1 (which includes all debt that generates interest with local and foreign entities, related or unrelated) to a 2:1 ratio that only considers debt transactions involving related local and foreign parties (including back-to-back transactions involving foreign third parties).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Dividend tax

The Tax Reform increases the dividend tax on distributions to foreign nonresident entities and individuals from 5% to 7.5%. In addition, the Tax Reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders (nonresident shareholders (entities or individuals) or to Colombian individual residents). The dividend tax on local distributions does not apply if the Colombian companies are part of a registered economic group, or the distribution is to a Colombian entity qualifying for the new Colombian holding company (CHC) regime.

Normalization tax

The Tax Reform establishes a tax amnesty to “normalize” (i) unreported assets; or (ii) nonexistent liabilities that were included on a tax return. The amnesty will apply only for 2019 (25 September 2019 is the due date for filing the normalization tax). The applicable tax rate is 13% of the value of the unreported assets or nonexistent liabilities. For money that is repatriated to Colombia before December 31, 2019, and kept in the country for two years, the tax rate is reduced to 6.5%. The normalization tax has a far-reaching scope and applies to assets in private foundations, assets in trusts, insurance with savings components, investment funds and other fiduciary business activities.

Value Added Tax (VAT)

Concerning VAT, changes have been made to the list of goods and services excluded from VAT as set forth in Articles 424, 426 and 476 of the Tax Code, adding Article 437 to the Tax Code, with regard to guidelines on compliance with formal duties concerning VAT by service providers abroad, and it has been noted that VAT withholding may be up to 50% of the tax amount, subject to regulation by the National Government. The VAT rate remains at 19%.

Tax procedure

With regards to procedure, changes have been made: (i) declarations for withholding at source which, that being inefficient, will be enforceable, (ii) electronic notification of administrative actions; (iii) payment of the entire amount covered by a statement of objections to avoid delinquent interest at the current rate plus two points; and (iv) elimination of the extension of enforcement to three (3) additional years to offset tax losses.

Additionally, an audit benefit was included for fiscal years 2019 to 2020. Under this benefit, private settlement by taxpayers of income tax and supplements that increase net income tax by a minimum of at least 30% or 20% over the net income tax of the immediately preceding year shall be considered firm for six (6) or twelve (12) months, respectively after the date of presentation if not notified of a deadline for correction or special requirement, or a special deadline or provisional settlement, provided that the return is filed timely and the payment is made within the established deadlines.

The above benefit does not apply to: (i) taxpayers who enjoy tax benefits due to their location in a specified geographic region; (ii) if it is demonstrated that declared withholdings at source are non-existent; (iii) if the net income tax is less than 71 UVT (COP$2,433,170). The deadline stipulated in this law does not extend to declarations of withholdings at source nor to the sales tax, which shall be established by the general regulation.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

11.	Other assets

The balance as of December 31, 2018 and 2017 of other assets is as follows:

	2018	2017
Current
Partners in joint operations(1)	519,460	583,656
Advanced payments to contractors and suppliers	221,767	103,762
Prepaid expenses	191,168	115,866
Related parties (Note 29)	19,214	7,716
Other assets	68,819	69,425
	1,020,428	880,425
Non–current
Abandonment and pension funds(2)	392,084	323,621
Employee benefits	213,645	202,012
Trust funds	147,471	32,748
Advanced payments and deposits	61,556	74,225
Judicial deposits and attachments	43,137	43,248
Other assets	2,837	5,155
	860,730	681,009

(1)	Corresponds to the net amount of cash calls and cutbacks generated in relation to the operations carried out with partners through Exploration and Production (E&P) contracts, Technical Evaluations (TEA) contracts and agreements entered in to with the National Hydrocarbons Agency (ANH), as well as through association contracts and other types of contracts.

(2)	Corresponds to Ecopetrol’s share in trusts established to support costs of abandonment of wells and dismantling of facilities, as well as the payment of future retirement pensions in some association contracts.

12.	Investments in associates and joint ventures

The details on the participations, economic activity, address, area of operations and financial information of the investments in joint ventures and associates can be found in Exhibit 1.

12.1	Composition and movements

	2018	2017
Investment in joint ventures
Equion Energy Limited	1,364,933	1,057,466
Offshore International Group	727,194	845,325
Ecodiesel Colombia SA	41,304	38,383
	2,133,431	1,941,174
Less impairment:
Equion Energy Limited	(187,636)	(296,427)
Offshore International Group	(346,121)	(539,465)
	1,599,674	1,105,282
Investments in associates
Invercolsa S.A.	243,294	223,963
Serviport S.A.	11,212	9,905
Sociedad Portuaria de Oleofinas y Derivados S.A.	1,368	1,214
	255,874	235,082
Less impairment: Serviport S.A.	(11,212)	(9,904)
	244,662	225,178
	1,844,336	1,330,460

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement of investments in associates and joint ventures:

For the year ended December 31, 2018:

	Associates	Joint ventures	Total
Opening balance	225,178	1,105,282	1,330,460
Effects of equity method through:
Profit or loss	105,908	59,928	165,836
Other comprehensive income	1,731	135,831	137,562
Dividends declared	(86,847)	(3,503)	(90,350)
Impairment (Note 16.1.2)	(1,308)	302,136	300,828
Closing balance	244,662	1,599,674	1,844,336

For the year ended December 31, 2017:

	Associates	Joint ventures	Total
Opening balance	249,537	1,303,157	1,552,694
Effects of equity method through:
Profit or loss	46,669	46,869	93,538
Other comprehensive income	–	(14,752)	(14,752)
Dividends declared	(61,124)	(224,837)	(285,961)
Impairment (Note 16.1.2)	(9,904)	(5,155)	(15,059)
Closing balance	225,178	1,105,282	1,330,460

For the year ended December 31, 2016:

	Associates	Joint ventures	Total
Opening balance	69,516	1,862,418	1,931,934
Effects of equity method through:
Profit or loss	48,299	13,046	61,345
Other comprehensive income	173,772	(49,127)	124,645
Dividends declared	(42,050)	(384,787)	(426,837)
Impairment (Note 16.1.2)	-	(127,858)	(127,858)
Reclassifications	-	(10,535)	(10,535)
Closing balance	249,537	1,303,157	1,552,694

12.2	Restrictions on investments

Regarding the legal process related to the shares of Inversiones de Gases de Colombia S.A. acquired by Fernando Londoño in 1997, Ecopetrol as of the date of this report exercises rights over 11.59% (of the 20.11% that was acquired by Fernando Londoño) and Arrendadora Financiera Internacional Bolivariana (AFIB) exercises them over 8.52%, participation that was protected by the Constitutional Court through an action for the protection of a fundamental right and that are in judicial discussion in the ordinary process, at the place of cassation.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.3	Additional information about associates and joint ventures

The following is the breakdown of assets, liabilities and results of the two main investments in associates and joint ventures, Equion Energy Limited and the Offshore International Group, as of December 31, 2018 and 2017:

	2018		2017
	Equion Energy Limited	Offshore International Group	Equion Energy Limited	Offshore International Group
Statement of financial position
Current assets	2,083,614	354,959	909,927	289,618
Non–current assets	484,336	1,523,549	955,849	1,568,395
Total assets	2,567,950	1,878,508	1,865,776	1,858,013
Current liabilities	550,933	221,606	430,130	192,513
Non–current liabilities	77,331	885,410	98,835	657,746
Total liabilities	628,264	1,107,016	528,965	850,259
Equity	1,939,686	771,492	1,336,811	1,007,754
Other complementary information
Cash and cash equivalents	185,762	96,592	170,618	32,490
Current financial liabilities	3,176	95,633	2,256	97,960
Non–current financial liabilities	–	137,708	2,921	214,259

	2018		2017		2016
	Equion Energy Limited	Offshore International Group	Equion Energy Limited	Offshore International Group	Equion Energy Limited	Offshore International Group
Statement of profit or loss
Sales revenue	1,490,177	653,054	1,213,692	393,210	1,204,301	379,811
Costs	(755,656)	(585,192)	(793,999)	(508,461)	(969,318)	(502,107)
Administrative expenses and others	29,136	(353,010)	12,188	(103,340)	(44,810)	(221,238)
Financial income (expenses)	(3,659)	(21,227)	2,373	(20,264)	59,143	(12,010)
Income tax	(338,487)	(16,594)	(180,546)	60,575	30,199	107,507
Financial year results	421,511	(322,969)	253,708	(178,280)	279,515	(248,037)
Other comprehensive results	1,095,090	–	913,728	–	935,847	–
Other complementary information
Dividends paid to the Ecopetrol Business Group	–	–	217,075	–	375,035	–
Depreciation and amortization	511,615	243,601	557,970	232,953	678,488	228,250

This is a reconciliation of equity of the significant investments and the carrying amount of investments as of December 31:

	2018		2017
	Equion Energy Limited	Offshore International Group	Equion Energy Limited	Offshore International Group
Equity of the joint venture	1,939,686	771,492	1,336,811	1,007,754
% of Ecopetrol’s ownership	51%	50%	51%	50%
Ecopetrol’s ownership	989,240	385,746	681,773	503,877
Additional value of the investment	375,693	341,448	375,693	341,448
Impairment	(187,636)	(346,121)	(296,427)	(539,465)
Carrying amount of the investment	1,177,297	381,073	761,039	305,860

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.	Property, plant and equipment

The following shows a breakdown of the changes in property, plant and equipment and depreciation and impairment for the years ended December 31, 2018 and 2017:

	Plant and equipment	Pipelines, networks and lines	Work in progress(1)	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2017	42,561,894	32,000,049	3,866,318	7,618,586	3,839,355	2,806,696	92,692,898
Additions/capitalizations	1,196,520	944,797	993,817	147,005	14,909	5,881	3,302,929
Increase in abandonment costs	85,580	209,028	-	-	-	-	294,608
Capitalized financial interests (2)	48,351	34,399	14,853	14,350	6,703	5,316	123,972
Exchange differences capitalized	4,107	2,922	1,262	1,219	569	451	10,530
Disposals	(135,468)	(112,171)	(14,723)	(11,997)	(9,763)	(56,734)	(340,856)
Foreign currency translation	2,324,744	849,868	32,585	100,091	124,903	55,983	3,488,174
Transfers (3)	388,641	420,391	(269,409)	(16,976)	7,900	28,209	558,756
Balance as of December 31, 2018	46,474,369	34,349,283	4,624,703	7,852,278	3,984,576	2,845,802	100,131,011

Accumulated depreciation and impairment losses
Balance as of December 31, 2017	(14,779,973)	(12,461,626)	(553,420)	(2,668,562)	(39,522)	(785,421)	(31,288,524)
Depreciation expense	(2,008,348)	(1,465,429)	-	(347,510)	-	(123,792)	(3,945,079)
(Losses) recoveries of impairment (Nota 16)	(752,534)	(311,080)	55,979	(64,279)	5,220	(16,591)	(1,083,285)
Disposals	116,225	84,217	-	8,996	-	40,957	250,395
Foreign currency translation	(677,901)	(313,311)	-	(27,782)	-	(23,804)	(1,042,798)
Transfers (3)	117,115	(310,561)	-	(23,386)	-	(4,905)	(221,737)
Balance as of December 31, 2018	(17,985,416)	(14,777,790)	(497,441)	(3,122,523)	(34,302)	(913,556)	(37,331,028)

Net balance as of December 31, 2017	27,781,921	19,538,423	3,312,898	4,950,024	3,799,833	2,021,275	61,404,374
Net balance as of December 31, 2018	28,488,953	19,571,493	4,127,262	4,729,755	3,950,274	1,932,246	62,799,983

(1)	The balance of work in progress as of December 31, 2018, mainly includes the works executed in production by facilities of the Castilla field, facilities in Cupiagua, air injection pilot facilities in the Chichimene field and secondary recovery of Yarigui, and in refining by the modernization project of Barrancabermeja.

(2)	Financial interests are capitalized based on the weighted average rate of borrowing costs. See Note 18 - Loans and financing.

(3)	Transfers corresponds mainly to: i) recognition of financial leasing contracts, ii) transfers from natural resources and the environment.

Guarantees

The Esperanza 1 and 2 farms were pledged as guarantee for the loan obtained by Bioenergy S.A.S. for the financing of the project (see Note 18.6 – Guarantees and covenants).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Plant and equipment	Pipelines, networks and lines	Work in progress(1)	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2016	42,608,276	29,087,782	4,874,406	6,911,757	3,894,220	3,482,439	90,858,880
Additions/capitalizations	904,854	876,940	(102)	363,836	14,631	203,124	2,363,283
Increase in abandonment costs	51,619	105,097	–	–	–	–	156,716
Capitalized financial interests	38,847	33,875	8,501	6,941	1,027	20,113	109,304
Exchange differences capitalized	2,636	2,299	577	471	70	672	6,725
Disposals	(67,326)	(56,147)	(26,991)	(6,539)	(23)	(2,727)	(159,753)
Foreign currency translation	(136,501)	(49,800)	(13,302)	(4,904)	(7,850)	(3,394)	(215,751)
Transfers (2)	(840,511)	2,000,003	(976,771)	347,024	(62,720)	(893,531)	(426,506)
Balance as of December 31, 2017	42,561,894	32,000,049	3,866,318	7,618,586	3,839,355	2,806,696	92,692,898
Accumulated depreciation and impairment losses
Balance as of December 31, 2016	(15,511,995)	(9,965,554)	(262,597)	(2,088,478)	(26,852)	(674,902)	(28,530,378)
Depreciation expense	(1,996,614)	(1,479,792)	–	(416,698)	–	(106,878)	(3,999,982)
Recovery (losses) for impairment (Note 16)	1,014,613	316,360	(372,804)	11,538	(7,794)	16,006	977,919
Disposals	54,244	13,464	–	807	–	2,583	71,098
Foreign currency translation	15,166	32,729	–	3,929	–	3,802	55,626
Transfers (2)	1,644,613	(1,378,833)	81,981	(179,660)	(4,876)	(26,032)	137,193
Balance as of December 31, 2017	(14,779,973)	(12,461,626)	(553,420)	(2,668,562)	(39,522)	(785,421)	(31,288,524)
Net balance as of December 31, 2016	27,096,281	19,122,228	4,611,809	4,823,279	3,867,368	2,807,537	62,328,502
Net balance as of December 31, 2017	27,781,921	19,538,423	3,312,898	4,950,024	3,799,833	2,021,275	61,404,374

(1)	The balance of work in progress as of December 31, 2017, mainly includes investments in production at the Castilla field, the integral plan of electrical energy and secondary recovery of Yarigui and the modernization project of the Barrancabermeja refinery.

(2)	Correspond mainly to transfers to: a) inventory of project materials for use in the operation for COP$250,239, b) classification of the intangible part of projects to natural resources for COP$7,222 and c) others for COP$31,852.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14.	Natural and environmental resources

The following is the movement of natural resources and amortization and impairment for the years ended December 31, 2018 and 2017:

	Oil investments	Asset retirement cost	Exploration and evaluation(1)	Total
Cost
Balance as of December 31, 2017	50,183,858	2,215,263	4,508,808	56,907,929
Additions/capitalizations	3,579,982	(27,839)	1,499,685	5,051,828
Acquisition of interests in joint operations (2)	(12,065)	-	-	(12,065)
Increase in abandonment costs	-	733,609	34,063	767,672
Disposals	(79)	(2,080)	(87,953)	(90,112)
Dry wells (3)	(1,563)	-	(897,361)	(898,924)
Capitalized financial interests (4)	70,186	-	6,675	76,861
Exchange differences capitalized	5,961	-	567	6,528
Foreign currency translation	773,678	24,574	75,203	873,455
Transfers	(663,917)	(24,381)	(333,687)	(1,021,985)
Balance as of December 31, 2018	53,936,041	2,919,146	4,806,000	61,661,187

Accumulated amortization and impairment losses
Balance as of December 31, 2017	(34,014,963)	(1,584,701)	-	(35,599,664)
Depletion expense	(3,471,803)	(196,286)	-	(3,668,089)
Recovery (losses) for impairment (Nota 16)	414,208	(106)	-	414,102
Disposals	79	-	-	79
Foreign currency translation	(563,229)	(19,080)	-	(582,309)
Transfers	829,041	21,103	-	850,144
Balance as of December 31, 2018	(36,806,667)	(1,779,070)	-	(38,585,737)
Net balance as of December 31, 2017	16,168,895	630,562	4,508,808	21,308,265
Net balance as of December 31, 2018	17,129,374	1,140,076	4,806,000	23,075,450

(1)	The balance of oil investments in progress includes mainly investments made in the Purple Angel, Tayrona and unconventional hydrocarbons projects. In the developing fields, the most representative correspond to Castilla, Chichimene pilot and CPO09 re sanction.

(2)	Adjustment in the acquisition value of the participation of MCX Exploration USA LLC (see note 30.3).

(3)	Includes dry wells: 1) Ecopetrol America Inc: Leon 2) Hocol: Payero, Bonifacio, Pegaso-1 and Ocelote.

(4)	Borrowing costs are capitalized at the weighted average rate of borrowing costs. See Note 18 - Loans and financing.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Oil investments	Asset retirement cost	Exploration and evaluation(1)	Total
Cost
Balance as of December 31, 2016	47,079,096	2,304,915	4,818,124	54,202,135
Additions/capitalizations	2,422,203	59,345	944,857	3,426,405
Acquisition of interests in joint operations (Note 30.3)	141,950	–	–	141,950
Adjustment to fair value of participation in joint operations(Note 30.3)	451,095	–	–	451,095
Increase (decrease) in abandonment costs	224	(143,241)	25,935	(117,082)
Disposals	(38,072)	(629)	(214,850)	(253,551)
Dry wells(2)	–	–	(898,264)	(898,264)
Capitalized financial interests	72,395	–	9,952	82,347
Exchange differences capitalized	4,913	–	675	5,588
Foreign currency translation	(62,446)	(573)	(14,504)	(77,523)
Transfers(3)	112,500	(4,554)	(163,117)	(55,171)
Balance as of December 31, 2017	50,183,858	2,215,263	4,508,808	56,907,929
Accumulated amortization and impairment losses
Balance as of December 31, 2016	(30,470,415)	(1,390,673)	–	(31,861,088)
Depletion expense	(3,979,179)	(194,140)	–	(4,173,319)
Recovery (losses) for impairment (Note 16)	376,934	–	–	376,934
Disposals	37,808	290	–	38,098
Foreign currency translation	42,114	245	–	42,359
Transfers(3)	(22,225)	(423)	–	(22,648)
Balance as of December 31, 2017	(34,014,963)	(1,584,701)	–	(35,599,664)
Net balance as of December 31, 2016	16,608,681	914,242	4,818,124	22,341,047
Net balance as of December 31, 2017	16,168,895	630,562	4,508,808	21,308,265

(1)	The balance of exploration and evaluation includes mainly investments made in the Purple Angel, Tayrona and unconventional hydrocarbons projects and in the developing fields, Piedemonte, Castilla y Tibú.

(2)	Includes mainly dry wells in operation of: 1) Ecopetrol S.A. for (COP$450,524): Kronos, Brama, Catfish and Venus, among others, 2) Ecopetrol America Inc for (COP$312,684): Warrior # 2 and Parmer and 3) Ecopetrol Costa Afuera for (COP$57,877): Molusco.

(3)	Corresponds mainly to transfers to property, plant and equipment.

Accounting for suspended exploratory wells

The following table shows the classification by age, from the completion date, of the exploratory wells that are suspended as of December 31, 2018, 2017 and 2016:

	2018	2017	2016
Between 1 and 3 years(a)	496,871	600,767	1,300,874
Between 3 and 5 years(b)	375,371	791,261	197,997
More than 5 years(c)	273,764	250,219	153,552
Total suspended exploratory wells	1,146,006	1,642,247	1,652,423
Number of projects exceeding 1 year	24	24	24
Wells under 1 year of suspension	9,511	2,480	528,313

(a)	As of December 2018, suspended exploratory wells correspond mainly to Ecopetrol: Purple Angel, Caronte and discovery wells of Ecopetrol America Inc: Warrior 1. As of December 31, 2017 suspended exploratory wells correspond mainly to discovery wells of Ecopetrol America Inc: Leon 2 and Warrior 1, which were under evaluation.

(b)	For 2018, the balance corresponds mainly to wells of Ecopetrol S.A.: Orca 1, Tiribita 1A and Tiribita 3, which are under evaluation.

(c)	Correspond mainly to i) Ecopetrol S.A.: Quifa, Purple Angel-1 and Gordon-1, which are under evaluation; and ii) Offshore International Group, temporarily abandoned for future production plans.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.	Intangible assets

The following is the movement of intangibles and their amortization and impairment for the years ended December 31, 2018 and 2017:

	Licenses and software	Other intangibles(1)	Total
Cost
Balance as of December 31, 2017	960,556	168,552	1,129,108
Acquisitions	69,442	36,227	105,669
Disposals	(46,007)	(5,643)	(51,650)
Foreign currency translation	25,339	2,955	28,294
Transfers	6,390	(4,808)	1,582
Balance as of December 31, 2018	1,015,720	197,283	1,213,003
Accumulated amortization
Balance as of December 31, 2017	(665,415)	(83,467)	(748,882)
Amortization of the period	(75,818)	(15,864)	(91,682)
Disposals	46,004	5,546	51,550
Foreign currency translation	(20,501)	(184)	(20,685)
Transfers	3,401	4,042	7,443
Balance as of December 31, 2018	(712,329)	(89,927)	(802,256)
Net balance as of December 31, 2017	295,141	85,085	380,226
Net balance as of December 31, 2018	303,391	107,356	410,747
Useful life	<5 years	<7 years

	Licenses and software	Other intangibles(1)	Total
Cost
Balance as of December 31, 2016	784,320	138,982	923,302
Acquisitions	169,545	6,323	175,868
Disposals	(9,469)	–	(9,469)
Foreign currency translation	(1,414)	(92)	(1,506)
Transfers	17,574	23,339	40,913
Balance as of December 31, 2017	960,556	168,552	1,129,108
Accumulated amortization
Balance as of December 31, 2016	(583,680)	(67,490)	(651,170)
Amortization of the period	(89,216)	(18,830)	(108,046)
Disposals	8,744	–	8,744
Foreign currency translation	979	–	979
Transfers	(2,242)	2,853	611
Balance as of December 31, 2017	(665,415)	(83,467)	(748,882)
Net balance as of December 31, 2016	200,640	71,492	272,132
Net balance as of December 31, 2017	295,141	85,085	380,226
Useful life	<5 years	<7 years

(1)	Corresponds mainly to easements.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

16.	Impairment of non-financial assets

As mentioned in Note 4.12, each year the Ecopetrol Business Group assesses whether there is an indication that an asset or cash–generating unit may be impaired or if impairment losses recognized in previous periods should be reversed (except for goodwill impairment losses).

The impairment of non–financial assets includes property, plant and equipment and natural resources, investments in companies, goodwill and other non–current assets. The Ecopetrol Business Group is exposed to future risks derived mainly from variations in: (i) the estimate of future oil prices, (ii) refining margins and profitability, (iii) cost profile, (iv) investments and maintenance expenses, (v) amounts of recoverable reserves, (vi) market and country risk assessments reflected in the discount rate and (vii) changes in domestic and international regulations, among others.

Any changes in the above estimates used to calculate the recoverable amount of a non–current asset can have a material impact on the recognition impairment losses or reversals (other than goodwill impairment losses)in the profit or loss. Highly sensitive significant estimates affecting each business segments, among others include: (i) in the exploration and production segment, variations of recoverable hydrocarbon estimates, changes in projected realization prices and discount rate; (ii) in the refining segment, changes in finished products and crude oil prices, discount rate, refining margins, changes in environmental regulations, cost structure and the level of capital expenditures; and (iii) in the transport and logistics segment, changes in regulated tariffs and transported volumes.

Based on the impairment tests conducted by the Ecopetrol Business Group, the following are the impairment (losses) or reversals for the years ended on December 31, 2018, 2017 and 2016 are presented:

(Impairment loss) reversal of impairment by segment	2018	2017	2016
Exploration and Production	785,940	183,718	(196,448)
Refining and Petrochemicals	(984,704)	1,067,965	(773,361)
Transport and Logistics	(169,870)	59,455	41,062
	(368,634)	1,311,138	(928,747)

Recognized in:
Property, plant and equipment (Note 13)	(1,083,285)	977,919	(561,738)
Natural resources (Note 14)	414,102	376,934	(239,151)
Investment in joint ventures and associates (Note 12)	300,828	(15,059)	(127,858)
Other non–current assets	(279)	(28,656)	–
	(368,634)	1,311,138	(928,747)

16.1	Exploration and production

The impairment (loss) reversal of assets of the Exploration and Production segment for the years ended December 31 of 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Oilfields	483,803	188,873	(68,590)
Investment in joint ventures (Note 12)	302,136	(5,155)	(127,858)
Other	1	–	–
	785,940	183,718	(196,448)

16.1.1	Oilfields

In 2018, based on new market variables, incorporation of new reserves, Ecopetrol’s crude oil basket price discounts as compared to the ICE Brent crude price, available technical and operational information, there was a partial reversal of an impairment recognized in previous years for the oil fields that operate in Colombia Casabe, Provincia, Underriver, Tisquirama and Orito and in fields operated abroad Gunflint and K2, and an impairment mainly in Tibú and Dina Norte fields.

In 2017, based on new market variables, incorporation of new reserves, Ecopetrol’s crude oil basket price discounts as compared to the ICE Brent crude price, available technical and operational information, there was a partial reversal of an impairment recognized in previous years for the oil fields that operate in Colombia CPO09, Casabe and Oripaya and in fields operated abroad Gunflint Dalmatian and K2, and an impairment in the Tibú, Underriver, Provincia and Orito fields, mainly.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In 2016, as a result of the revision of prospective oil prices in the long term, it was identified that some impairments recognized in previous years for oil fields could be recovered due to an improved future price scenarios. The main fields on which there was a recovery of impairment were Chichimene, Caño Sur, Apiay and Llanito. Similarly, the new technical information and operational aspects that gave rise to changes in investment levels caused an impairment in the Casabe, Tibú, Gunflint and Niscota fields, mainly.

The following is the breakdown of oilfields impairment losses or reversals for the years ended December 31, 2018, 2017 and 2016:

2018

Cash generating units	Carrying amount	Recoverable amount	(Impairment loss) reversal
Oil fields in Colombia
Reversal	19,156,326	50,462,080	689,665
Loss	764,808	405,421	(359,387)
Fields operated abroad
Reversal	1,810,618	2,719,086	157,709
Loss	184,375	180,191	(4,184)
			483,803

2017

Cash generating units	Carrying amount	Recoverable amount	(Impairment loss) reversal
Oil fields in Colombia
Loss	2,172,747	1,588,207	(584,540)
Reversal	13,229,212	23,906,828	298,210
Fields operated abroad
Reversal	748,510	1,324,010	475,203
			188,873

2016

Cash generating units	Carrying amount	Recoverable amount	(Impairment loss) reversal
Oil fields in Colombia
Loss	5,258,265	4,902,943	(1,117,020)
Reversal	17,502,391	36,704,807	1,090,434
Fields operated abroad
Loss	688,895	647,272	(42,004)
			(68,590)

The grouping of assets to determine the CGUs is consistent as compared to the prior periods.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The assumptions used to determine the recoverable amount include the following:

–	The fair value less costs of disposal of the Exploration and Production segment assets was determined based on cash flows after tax derived from the business plans approved by Group’s management, which are developed based on long–term macroeconomic policies and fundamental assumptions of supply and demand. The fair value hierarchy is 3.

–	Balance of oil and gas reserves, in addition to proven reserves; probable and possible reserves were also considered, adjusted by different risk factors.

–	The real discount rate determined as the average weighted cost of capital (WACC) and it corresponds to 7.46% (2017–8.17% and 2016 – 7.9% and 8.9%).

–	Oil price – Brent: the forecasts include US$81.4/barrel for the first year, US$67.6/barrel for the medium term and US$71.4/barrel for the long term. In 2017, the assumptions taken US$52.9/barrel for 2018, US$72.5/barrel average for the next six years and US$81.9/barrel as of 2030. In 2016, the assumptions made used a price of US$56.8/barrel in 2017, US$67.9/barrel average for the medium term and US$80/barrel in the long term. International oil price projections were carried out by an independent agency specializing in oil and gas, taking into account the current scenarios of oil quota agreements of the OPEC (Organization of Petroleum Exporting Countries) and the impact of the changes in specifications issued by the international agreement to prevent pollution by ships (Marpol) as of the year 2020 on crude and fuels with high sulfur content.

16.1.2	Investments in joint ventures

Investments in joint ventures in the Exploration and Production segment are recorded using the equity method of accounting. Ecopetrol evaluates if there is objective evidence that indicate that the fair value of such investments has deteriorated in the period, especially those for which goodwill has been recorded.

As a result, Ecopetrol recognized an (impairment loss) or reversal on the carrying value as of December 31, as follows:

	2018	2017	2016
Equion Energy Limited	108,791	(42,744)	(81,155)
Offshore International Group	193,345	37,589	(46,703)
	302,136	(5,155)	(127,858)

The significant assumptions used to determine the recoverable amount of these investments are consistent with those described in the previous section, except for the use of a discount rate in real terms in 2018 for Offshore International Group of 8.92% (2017 – 8.61% and 2016 – 8.0%).

In 2018, the market showed an improvement in the crude oil and gas production forecast. Operational performance and technical evolution have contributed to strengthening future cash flows that, in turn, contributed to the reversal of the impairment charged recognized in previous years for Offshore International Group and Equion Energy.

In 2017, because of new market variables, new reserves, price differentials against reference indicators and available technical and operational information, there was a recovery of an impairment recognized in previous years for Offshore International Group and Equion Energy.

For 2016, in spite of better forecasts of oil prices in the long term, there was an additional impairment in the investment in the Offshore International Group for the reversion to local authorities of some low-prospective success exploration blocks, high geological risk, and low economic viability with respect to a new price scenario.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

16.2	Refining and Petrochemical

The Cash Generating Units with an (expense for) recovery of impairment in the Refining and Petrochemical Segment for the years ended December 31, 2018, 2017 and 2016 include:

2018

Cash–generating units	Carrying amount	Recoverable amount	(Impairment loss) reversal
Refinería de Cartagena	23,411,058	22,640,761	(770,297)
Bioenergy	774,343	560,882	(213,461)
Other	946	–	(946)
			(984,704)

2017

Cash–generating units	Carrying amount	Recoverable amount	(Impairment loss) reversal
Refinería de Cartagena	20,578,412	22,012,710	1,434,298
Refinería de Barrancabermeja (projects)	1,172,773	898,786	(273,987)
Bioenergy	757,741	665,395	(92,346)
			1,067,965

2016

Cash–generating units	Carrying amount	Recoverable amount	Impairment loss
Refinería de Cartagena	21,672,367	21,206,515	(465,852)
Bioenergy	925,955	618,446	(307,509)
			(773,361)

The grouping of assets to determine the CGUs is consistent with prior periods.

16.2.1	Refinería de Cartagena

The recoverable amount of the Refinería de Cartagena was calculated based on its fair value less costs of disposal, which is higher than its value in continued use. The fair value less costs of disposal of the Refinería de Cartagena was determined based on cash flows after taxes that are derived from business plans approved by the Ecopetrol Business Group’s management, which are developed based on market prices provided by a third-party expert, which considers long–term macroeconomic variables and fundamental supply and demand assumptions for crude oil and refined products. The fair value hierarchy is 3.

The significant assumptions to determine the recoverable amount included: (i) a gross refining margin determined by crude oil feedstock and products price outlook provided by an independent third-party expert; (ii) an actual discount rate of 6.48% (2017 – 6.00%) determined under WACC methodology; (iii) current conditions or benefits, or similar, as an industrial user of goods and services of the free trade zone and during the validity of the license; (iv) level of costs and long–term operating expenses in line with international refinery standards of similar configuration and conversion capacity; (v) refinery throughput and production; and (vi) level of continued investment.

It is important to mention that the refining business is highly sensitive to the volatility of the margins and the macroeconomic variables implicit in the determination of the discount rate, therefore, any change in these assumptions could potentially result in significant variations in the determination of impairment losses or reversal amounts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The impairment recorded for 2018 is explained by: i) an adjustment in market expectations in relation to the impact that the implementation of the MARPOL regulation will have on margins of refined products, ii) the differential of light and heavy crudes that serve as raw material; and iii) fundamental macroeconomic changes that increased the discount rate used for the valuation of Reficar's assets, mainly associated with the increase in the risk-free rate and higher market risk premiums. Improvements in operational and commercial inputs associated to the refinery optimization as well as the tax effects of the “Financing Law” (tax reform) partially offset the effects of the macroeconomic variables.

In 2017, we recorded a partial reversal of the impairment recorded in previous periods primarily as a result of: (a) an improved outlook in refining margins due to the ratification of the implementation of the International Convention for the Prevention of Pollution from Ships (Marpol) starting in 2020; (b) a lower discount rate resulting from the application of WACC methodology; and (c) operational and financial optimizations identified as part of the stabilization of the refinery.

In 2016, we recorded an impairment caused mostly by adjustment of operational variables based on what was observed during the stabilization period, partially offset by a lower discount rate and better refining margins.

16.2.2	Bioenergy

The recoverable amount of Bioenergy was calculated based on the fair value less the costs of disposal level, which is greater than the value in use and corresponds to the future cash flows discounted after taxes on profit. The fair value hierarchy is 3.

The significant assumptions used to determine the recoverable amount included: (a) forecast of ethanol prices based on projections made by Group specialists; (b) expected agricultural and operational yields; and (c) a 6.97% discount rate in real terms (2017 – 6.23%) determined under the WACC methodology.

In 2018, impairment is presented due to: i) a lower prospect of short-term ethanol prices, associated with imports from abroad in an environment of global over-supply of ethanol, ii) updating of agricultural variables in the short term, iii) an increase in the discount rate used for the valuation in line with fundamentals of the market. These impacts were partially offset by the updating of operating variables associated with the stabilization and tax effects of the "Financing Law".

In 2017 and 2016, we recorded an impairment loss mainly due to the updating the dates of start of operations of the project, the stabilization process of the industrial plant and the changes in the operational variables and ethanol prices.

16.2.3	Refinería de Barrancabermeja

During 2018, the Refinería de Barrancabermeja Modernization Project, which is currently suspended, was evaluated and there were no indications that implied the recognition of additional impairment.

During 2017, an impairment loss of COP$273,987 was recognized on the Refinería de Barrancabermeja, mainly related to the write off of certain management and financial capitalized balances associated with the suspension of the modernization project of the Refinery. This suspension is in response to capital discipline criteria implemented to ensure the growth and financial sustainability of Ecopetrol S.A. and the Ecopetrol Business Group in the adverse context that the hydrocarbons sector experienced in previous years. This project is being assessed within the Ecopetrol Business Group’s strategic plan therefore any impairment loss recognized in previous years may be subject to recovery.

16.3	Transport and Logistics

The recoverable amount of these assets was determined based on its fair value with costs of disposal, which corresponds to discounted cash flows based on the hydrocarbon production curves and refined products transport curves. The fair value hierarchy is 3.

The assumptions used in the model to determine the recoverable value included: i) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission - CREG, ii) the actual discount rate used in the valuation was 5.60% (2017 - 5.00%) and iii) transport volume projections based on the end of year results for 2018 and the long-term volumetric transport program from 2019 onwards.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In 2018, the main impairment recorded was COP$167,917, corresponding to the systems of the Southern Cash Generating Unit (CGU), composed of the Tumaco Port and the TransAndino Pipeline (OTA) and its afferent pipelines, the Mansoyá - Orito Pipeline (OMO), San Miguel - Orito (OSO), and Churuyaco- Orito (OCHO). This value was generated mainly by a decrease in the volume projections for the southern systems, and an increase in the need for maintenance capex to reduce the operational risk of the transport systems.

In 2017, there was a recovery of an impairment for the Transportation and Logistics segment for COP$59,455, mainly in Oleoducto del Sur, which includes, among others, the Trans Andino Pipeline. The recovery was due to the inclusion of the Port of Tumaco in that generating unit.

The recovery of COP$41,062 in 2016 was caused mainly by the incorporation of crude oil throughput associated with the San Fernando – Apiay system, which affects the recoverable amount of Los Llanos transport line, but was offset by the impairment of the Oleoducto del Sur.

17.	Goodwill

The balance as of December 31, 2018 and 2017 of goodwill in acquisitions of subsidiaries was:

	2018	2017
Transport and Logistics
Oleoducto Central S.A.	683,496	683,496
Exploration and Production
Hocol Petroleum Ltd.	537,598	537,598
Refining and Petrochemicals
Andean Chemical Ltd	127,812	127,812
Propilco S.A.	108,137	108,137
	1,457,043	1,457,043
Less impairment Hocol Petroleum Ltd.	(297,121)	(297,121)
	1,159,922	1,159,922

As of December 31, 2018 and 2017, the Ecopetrol Business Group assessed the recoverability of the carrying value of goodwill generated in the acquisition of subsidiaries. The recoverable amount was determined based on the realization value less costs of disposal using the present value of future cash flows for each of the companies acquired with goodwill. The source of information used the financial projections of each company derived from the business plans approved by management, which were developed based on long-term macroeconomic factors such as price curves and margins and fundamental assumptions of supply and demand. As a result of the analysis, the Ecopetrol Business Group did not recognize any goodwill impairment.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

18.	Loans and borrowings

Exhibit 2 details the main conditions of the most significant loans of the Business Group.

18.1	Composition of loans and borrowings

The balances of the loans and financing, which are recorded at amortized cost, as of December 31, 2018 and 2017:

	Weighted average effective interest rate as of December 31		2018	2017
	2018	2017
Local currency
Bonds	8.0%	8.9%	1,568,034	1,692,471
Syndicated loan	7.9%	8.7%	1,439,590	3,307,950
Other (1)	7.6%	7.7%	1,041,151	978,795
			4,048,775	5,979,216
Foreign currency
Bonds	5.7%	6.1%	25,599,996	29,166,594
Commercial loans – Refinería de Cartagena (2)	4.4%	4.3%	7,352,002	7,401,781
Commercial loans	-	4.3%	-	528,815
Loans from related parties (Note 29)	2.5%	1.5%	855,135	259,760
Other (1)	3.1%	-	206,737	211,669
			34,013,870	37,568,619
			38,062,645	43,547,835
Current			4,019,927	5,144,504
Non–current			34,042,718	38,403,331
			38,062,645	43,547,835

(1)	Includes financial leasing and debt in connection with build, operation, maintenance and transfer (BOMT) contracts.

(2)	Corresponds to the commercial credits that Refinería de Cartagena S.A. and which were assumed by Ecopetrol through voluntary assumption of the debt, transaction made on December 13, 2017.

18.2	Main movements

Local currency

-	On August 6, 2018, Ecopetrol made the advance payment of the total syndicated loan held in 2013 with local banks, whose amortization was expected until the year 2025. The total amount to be paid is COP$1,430,333 million, for the concept of capital plus interests.

-	On August 27, 2018, the local 5 year series bond issued in 2013 became due. The total nominal amount paid was COP$120,950.

Foreign currency

-	On April 13, 2018, Ecopetrol S.A. paid in advance the entire international bond issued in 2013 with a maturity of 5 years; the value paid was USD$354 million, including interest.

-	On July 6 and 25, 2018, Ecopetrol S.A. made the advance payment of all the loans entered into in 2013 with international banks, guaranteed by the Export-Import Bank of the United States, and whose amortization was foreseen until the year 2023. The total nominal amount paid was USD$156 million for capital, plus the interest caused.

-	On September 20, 2018, Ecopetrol S.A. subscribed a committed line of credit for USD$665 million, with Scotiabank (USD$430 million) and Mizuho Bank (USD$235 million). Under this type of credit, banks commit to disburse resources when Ecopetrol S.A. require it, under the terms and conditions previously agreed between the parties. The committed line of credit has two (2) years of availability for disbursements, with the following conditions: (i) amortized capital at maturity within a period of 5 years from the date of subscription of the contract and (ii) a rate of Libor interest (6M) + 125 basis points and a commission of 30 basis points per year on capital not paid during the period of availability. This facility would only increase the Ecopetrol Business Group's level of indebtedness at the time disbursements are made.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

-	On December 27, 2018, Ecopetrol S.A. paid in advance the entire 10-year international bond issued in 2009, the value paid was USD$1,587 million, including interest.

18.3	Maturity of loans and borrowings

The following are the maturities of loans and borrowing as of December 31, 2018:

	Up to 1 year (1)	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	116,693	842,514	362,446	246,381	1,568,034
Syndicated loan	406,582	1,033,008	-	-	1,439,590
Commercial loans and other	120,069	491,781	270,920	158,381	1,041,151
	643,344	2,367,303	633,366	404,762	4,048,775
Foreign currency
Bonds	1,374,390	10,605,708	8,664,732	4,955,166	25,599,996
Commercial loans – Refinería de Cartagena	1,116,370	4,061,541	2,174,091	-	7,352,002
Other	885,823	136,574	39,475	-	1,061,872
	3,376,583	14,803,823	10,878,298	4,955,166	34,013,870
	4,019,927	17,171,126	11,511,664	5,359,928	38,062,645

(1)	Includes short–term credit and the current portion of long–term debt, as applicable.

The following are the maturities of loans and borrowing as of December 31, 2017:

	Up to 1 year (1)	1–5 years	5–10 years	> 10 years	Total
Local currency
Bonds	253,172	742,512	322,956	373,831	1,692,471
Syndicated loan	739,348	2,009,420	559,182	–	3,307,950
Other	98,729	415,599	308,121	156,346	978,795
	1,091,249	3,167,531	1,190,259	530,177	5,979,216
Foreign currency
Bonds	2,651,174	9,948,238	12,018,813	4,548,369	29,166,594
Commercial loans – Refinería de Cartagena	958,918	3,635,848	2,807,015	–	7,401,781
Commercial loans	153,873	315,849	59,093	–	528,815
Other	289,290	119,014	63,125	–	471,429
	4,053,255	14,018,949	14,948,046	4,548,369	37,568,619
	5,144,504	17,186,480	16,138,305	5,078,546	43,547,835

(1)	Includes short–term credit and the current portion of long–term debt, as applicable.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

18.4	Breakdown by type of interest rate and currency

The following is the breakdown of loans and borrowing by type of interest rate as of December 31, 2018 and 2017:

	2018	2017
Local currency
Fixed rate	252,224	143,156
Floating rate	3,796,551	5,836,060
	4,048,775	5,979,216
Foreign currency
Fixed rate	31,432,667	35,062,742
Floating rate	2,581,203	2,505,877
	34,013,870	37,568,619
	38,062,645	43,547,835

The interest on the bonds in national currency is indexed to the CPI (Consumer Price Index) and bank loans and variable rate leasing in Colombian pesos are indexed to the DTF (Fixed Term Deposits) and IBR (Banking Reference Indicator), plus a differential. Interest on loans in foreign currency is calculated based on the LIBOR rate plus a spread and the interests of the other types of debt are at a fixed rate.

18.5	Loans designated as hedging instrument

As of December 31, 2018, Ecopetrol S.A. designated US$6,500 million (2017 – US$8,532 million) of foreign currency debt as a hedging instrument, of which US$5,200 million is used to hedge the net investment in foreign operations with the US dollar as their functional currency, and US$1,300 million is used to hedge the cash flows of future crude oil exports. See Note 28 – Risk management.

18.6	Guarantees and covenants

Financing obtained directly by Ecopetrol S.A. in capital markets has no guarantees granted or financial covenant restrictions.

Until December 13, 2017, product of the voluntary assumption of international credit held by Refinería de Cartagena S.A. on the part of Ecopetrol SA, in its capacity as sponsor, restrictions applied in relation to financial commitments to maintain a minimum service coverage rate of 1.35: 1 debt at certain points in the life of the loan by Refinería de Cartagena SA, as well as the obligation to have a commercial trust and a depositary and security contract to receive the resources of the new refinery to fulfill specific purposes such as operating expenses, interest and others.

The following is a summary of certain restrictions contained in certain other loan instruments of Ecopetrol’s subsidiaries:

–	The loan entered into by Oleoducto de los Llanos is guaranteed with the economic rights of the ship–or–pay transportation agreements with Frontera Energy Corp and also includes certain restrictions regarding capital contributions and asset disposal.

–	The syndicated loan entered into by Oleoducto Bicentenario requires that this subsidiary maintain an established relationship of leverage and solvency and cash flow / service to the debt.

–	The loan entered into by Bioenergy with Bancolombia is guaranteed with the La Esperanza 1 and 2 farms and there are certain restrictions on the variation of direct or indirect ownership by Ecopetrol S.A. in this subsidiary.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

18.7	Fair value of loans

The fair value of loans and borrowings is COP$38,305,674 and COP$45,781,317 as of December 31, 2018 and 2017, respectively.

For fair value measurement, local currency bonds were valued using Infovalmer reference prices, while bonds in U.S. dollars were valued using Bloomberg. With regard to the other financial obligations for which there is no market benchmark, a discount to present value technique was used. These rates incorporate market risk through some benchmarks (Libor, FTD) and the Ecopetrol Business Group’s credit risk (spread).

18.8	Movement of net financial debt

The following is the movement of net financial debt as of December 31, 2018, 2017 and 2016:

	Cash and equivalents	Other financial assets	Loans and borrowings	Net financial debt
Balance as of December 31, 2016	8,410,467	6,686,895	(52,222,027)	(37,124,665)
Cash flow	(174,272)	(564,755)	11,259,492	10,520,465
Exchange difference:
Recognized in profit or loss	(290,310)	208,394	147,993	66,077
Recognized in other comprehensive income	–	–	70,958	70,958
Financial cost registered to projects	–	–	(203,964)	(203,964)
Financial income (expense) recognized in profit or loss	–	104,706	(2,385,994)	(2,281,288)
Foreign currency translation	–	39,628	(76,171)	(36,543)
Other movements that do not generate cash flow	–	58,857	(138,122)	(79,265)
Balance as of December 31, 2017	7,945,885	6,533,725	(43,547,835)	(29,068,225)
Cash flow	(2,040,387)	843,612	11,363,077	10,166,302
Exchange difference:
Recognized in profit or loss	406,246	920,609	(816,840)	510,015
Recognized in other comprehensive income	–	-	(2,165,569)	(2,165,569)
Financial cost registered to projects	–	-	(217,891)	(217,891)
Financial income (expense) recognized in profit or loss	–	92,906	(2,399,414)	(2,306,508)
Foreign currency translation	–	(245,958)	(203,446)	(449,404)
Other movements that do not generate cash flow	–	2,921	(74,727)	(71,806)
Balance as of December 31, 2018	6,311,744	8,147,815	(38,062,645)	(23,603,086)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.	Trade and other payables

The balance of trade and other payables, as of December 31, 2018 and 2017, is comprised as follows:

	2018	2017
Suppliers	6,878,510	5,088,957
Partners’ advances	874,010	880,420
Withholding tax	246,867	376,169
Related parties (Note 29)	116,418	129,520
Insurance and reinsurance	211,883	121,555
Agreements in transport contracts (1)	210,196	91,324
Deposits received from third parties	49,158	25,523
Dividends payable	84,657	3,723
Various creditors	304,613	280,485
	8,976,312	6,997,676
Current	8,945,790	6,968,207
Non–current	30,522	29,469
	8,976,312	6,997,676

(1)	Corresponds to the value of debt from agreements in transport contracts of oil pipelines and poliducts, impacted by volumetric adjustments, compensation for quality and other inventory management agreements.

The carrying amount of trade accounts and other accounts payable approximates their fair value due to their short–term nature.

20.	Provisions for employees’ benefits

The following are the balances of provisions for employee benefits as of December 31, 2018 and 2017:

	2018	2017
Post–employment benefits
Healthcare	5,507,784	5,367,005
Pension	1,452,322	1,327,859
Education	479,945	502,260
Bonds	331,064	348,442
Other plans	82,576	77,636
Termination benefits – Voluntary retirement plan	137,859	155,286
	7,991,550	7,778,488
Social benefits and salaries	521,802	485,939
Other employee benefits	93,199	67,867
	8,606,551	8,332,294
Current	1,816,882	1,829,819
Non–current	6,789,669	6,502,475
	8,606,551	8,332,294

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.1	Post–employment benefits liability (asset)

The following table shows the movement in liabilities and assets, net of post-employment benefits and termination benefits, as of December 31, 2018 and 2017:

	Pension and bonds (1)		Other		Total
	2018	2017	2018	2017	2018	2017
Liabilities for employee benefits
Opening balance	14,147,464	12,463,433	6,105,432	5,041,133	20,252,896	17,504,566
Current service cost	–	–	77,373	52,164	77,373	52,164
Past service cost	–	–	50,489	–	50,489	–
Interest expense	888,583	872,524	377,923	350,060	1,266,506	1,222,584
Actuarial (gains) losses	(56,655)	1,621,184	(27,651)	1,012,205	(84,306)	2,633,389
Benefits paid	(847,449)	(809,677)	(371,448)	(350,130)	(1,218,897)	(1,159,807)
Closing balance	14,131,943	14,147,464	6,212,118	6,105,432	20,344,061	20,252,896

Plan assets
Opening balance	12,471,163	12,123,175	3,245	2,473	12,474,408	12,125,648
Return on assets	780,494	848,677	170	385	780,664	849,062
Contributions to funds	–	–	21,971	22,465	21,971	22,465
Benefits paid	(847,449)	(809,677)	(21,526)	(22,078)	(868,975)	(831,755)
Actuarial (losses) gains	(55,651)	308,988	94	–	(55,557)	308,988
Closing balance	12,348,557	12,471,163	3,954	3,245	12,352,511	12,474,408
Net post–employment benefits liability	1,783,386	1,676,301	6,208,164	6,102,187	7,991,550	7,778,488

(1)	There is no cost for the pension and pension plans service, due to the fact that the beneficiaries were retired as of July 31, 2010.

The following table shows the movement in profit and loss and in other comprehensive income as of December 31, 2018, 2017 and 2016:

	2018	2017	2016
Recognized in profit or loss
Interest expense, net	485,842	373,522	259,266
Current service cost	77,373	52,164	53,771
Past service cost	50,489	–	164,271
Remedies	503	13,889	–
	614,207	439,575	477,308
Recognized in other comprehensive income
Education and severance	45,509	(203,779)	175,259
Pension and pension bonds	1,003	(1,312,195)	(1,533,256)
Termination benefits – Voluntary retirement plan	93	(3)	67
Healthcare	(17,356)	(794,535)	(792,093)
Change in the effect of asset ceiling	–	–	379,884
	29,249	(2,310,512)	(1,770,139)
Deferred tax	(33,539)	762,469	616,697
	(4,290)	(1,548,043)	(1,153,442)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.2	Plan assets

Plan assets are resources held by pension trusts for payment of pension obligations. Payments for health and education post–employment benefits is Ecopetrol’s responsibility. The destination of trust resources and its yields cannot be changed or returned to the Ecopetrol Business Group until all pension obligations have been fulfilled.

The following is the composition of the plan assets of pension and pension bonds by type of investment as of December 31, 2018 and 2017:

	2018	2017
Bonds issued by the national government	4,307,972	4,349,400
Bonds of private entities	2,910,071	2,967,030
Other local currency	2,219,634	2,340,825
Other public bonds	1,014,663	1,149,200
Variable yield	653,828	605,380
Bonds of foreign entities	554,685	558,920
Other foreign currency	691,658	503,653
	12,352,511	12,474,408

47.4% of plan assets are classified as level 1 in the fair value hierarchy where prices for the assets are directly observable on actively traded markets, and 52.6% are classified as level 2 (46.0% and 54.0% for 2017, respectively).

The fair value of level 2 plan assets is calculated using prices quoted in the assets’ market. The Ecopetrol Business Group obtains these prices through reliable financial data providers recognized in Colombia or abroad depending on the investment.

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

The following table reflects the credit quality of the issuers and counterparties in assets held by the autonomous pension funds:

	2018	2017

AAA	4,683,190	4,870,932
Nation	4,364,188	4,471,274
AA+	860,905	690,391
BBB-	426,743	192,636
BAA3	310,788	45,699
F1+	249,361	230,321
BBB	193,579	246,795
BRC1+	89,211	118,008
BBB+	86,040	159,103
A	62,754	39,048
AA-	60,382	18,770
AA	28,367	58,234
BAA1	21,395	5,296
A3	17,075	29,098
BAA2	-	371,972
Other qualifications	55,768	50,784
No rating available	842,765	876,047
	12,352,511	12,474,408

See credit risk policy in Note 28.2.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.3	Actuarial assumptions

The following are the actuarial assumptions used in determining the present value of defined employee benefit obligations used for the actuarial calculations as of December 31, 2018 and 2017:

2018	Pension	Bonds	Health	Education	Other benefits (1)
Discount rate	6.75%	6.50%	7.00%	6.75%	5.87%
Salary growth rate	N/A	N/A	N/A	N/A	5.10% / 4.70%
Expected inflation rate	3.00%	3.00%	3.00%	3.00%	3.00%
Pension growth rate	3.00%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	7.00%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	N/A

2017	Pension	Bonds	Health	Education	Other benefits (1)
Discount rate	6.50%	6.25%	6.50%	5.50%	5.51%
Salary growth rate	N/A	N/A	N/A	N/A	4.75% / 4.25%
Expected inflation rate	3.00%	3.00%	3.00%	3.00%	3.00%
Pension growth rate	3.00%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	6.00%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	N/A

N/A: Not applicable for this benefit.

(1)	Weighted average discount rate.

The cost trend is the projected increase for the initial year, which includes the expected inflation rate.

The mortality table used for the calculations was that of ‘Valid Annuitant’ for men and women based on the experience gained for the period 2005–2008 of the Colombian Social Security Institute.

20.4	Maturity of benefit obligation

The cash flows required for payment of post–employment obligations are the following:

Period	Pension and bonds	Other benefits	Total
2019	914,959	366,866	1,281,825
2020	939,158	373,953	1,313,111
2021	962,651	381,734	1,344,385
2022	973,491	387,940	1,361,431
2023	996,864	397,555	1,394,419
2024 - 2028	5,434,882	2,104,259	7,539,141

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.5	Sensitivity analysis

The following sensitivity analysis shows the effect of such possible changes on the obligation for defined benefits, while keeping the other assumptions constant, as of December 31, 2018:

	Pension	Bonds	Health	Education	Other benefits
Discount rate
–50 basis points	13,896,668	1,030,073	5,907,754	500,234	229,859
+50 basis points	12,449,997	956,984	5,152,929	461,725	219,178
Inflation rate
–50 basis points	12,395,671	955,640	N/A	N/A	139,854
+50 basis points	13,951,861	1,031,197	N/A	N/A	143,807
Salary growth rate
–50 basis points	N/A	N/A	N/A	N/A	78,849
+50 basis points	N/A	N/A	N/A	N/A	86,509
Cost trend
–50 basis points	N/A	N/A	5,155,141	461,296	N/A
+50 basis points	N/A	N/A	5,902,319	500,566	N/A

20.6	Voluntary retirement plan

In August 2016, the Ecopetrol Business Group offered a voluntary retirement plan to 200 employees who met certain criteria. As of December 31, 2018, 2017 and 2016, 137 employees were part of the plan, with a corresponding cost of COP$137,859 (2017 – COP$155,286 and 2016 – COP$161,796). This plan includes benefits such as monthly income, education and health benefits until the date on which the employee is granted their retirement pension.

21.	Accrued liabilities and provisions

Below is the breakdown of the changes in the different categories of provisions and contingencies as of December 31, 2018 and 2017:

	Asset retirement obligation	Litigation	Environmental contingencies and others	Total

Balance as of December 31, 2017	5,527,324	182,966	827,159	6,537,449
Increase in abandonment costs	1,062,280	-	-	1,062,280
Additions	71,015	61,851	174,780	307,646
Uses	(182,130)	(114,647)	(100,215)	(396,992)
Financial costs	186,518	-	-	186,518
Foreign currency translation	54,610	(2,368)	10,983	63,225
Transfers	(342)	143	(5,915)	(6,114)
Balance as of December 31, 2018	6,719,275	127,945	906,792	7,754,012
Current	549,678	88,623	176,108	814,409
Non-current	6,169,597	39,322	730,684	6,939,603
	6,719,275	127,945	906,792	7,754,012

	Asset retirement obligation	Litigation	Environmental contingencies and others	Total
Balance as of December 31, 2016	5,064,660	209,932	643,278	5,917,870
Increase in abandonment costs	39,634	–	–	39,634
Additions (reversals)	110,587	(19,185)	106,532	197,934
Uses	(66,469)	(7,742)	(19,613)	(93,824)
Financial costs	379,891	–	(367)	379,524
Foreign currency translation	(979)	(39)	718	(300)
Transfers (1)	–	–	96,611	96,611
Balance as of December 31, 2017	5,527,324	182,966	827,159	6,537,449
Current	199,824	159,881	199,123	558,828
Non–current	5,327,500	23,085	628,036	5,978,621
	5,527,324	182,966	827,159	6,537,449

(1)	Mainly includes transfers to liabilities associated with assets held for sale.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Asset retirement obligation	Litigation	Comuneros provision	Environmental contingencies and others	Total
Balance as of December 31, 2015	4,452,369	99,798	702,486	822,694	6,077,347
Increase in abandonment costs	404,797	-	-	-	404,797
Additions (reversals)	18,285	44,120	(702,486)	(74,312)	(714,393)
Uses	(68,460)	(4,585)	-	(31,218)	(104,263)
Financial costs	317,448	-	-	(173)	317,275
Foreign currency translation	(14,703)	(355)	-	(2,759)	(17,817)
Transfers (1)	(45,076)	70,954	-	(70,954)	(45,076)
Balance as of December 31, 2016	5,064,660	209,932	-	643,278	5,917,870
Current	330,057	146,767	-	345,130	821,954
Non-current	4,734,603	63,165	-	298,148	5,095,916
	5,064,660	209,932	-	643,278	5,917,870

(1)	Mainly includes transfers to liabilities associated with assets held for sale.

21.1	Asset retirement obligation

The estimated liability for asset retirement obligation costs corresponds to the future obligation that the Ecopetrol Business Group to restore environmental conditions to a level similar to that existing before the start of projects or activities, as described in Note 3.5 – Abandonment and dismantling costs of fields and other facilities. As these relate to long–term obligations, this liability is estimated by projecting the expected future payments and discounting at present value with a rate indexed to the Ecopetrol Business Group’s financial obligations, taking into account the temporariness and risks of this obligation. The discount rates used in the estimate of the obligation as of December 31, 2018 were: Exploration and Production 3.54%, Transportation and Logistics 3.69% and Refining and Petrochemicals 3.84%. For 2017, the equivalent real discount rates were: Production 3.34%, Transportation 3.43% and Refining 3.77%.

21.2	Litigation

The following is a summary of the main legal proceedings recognized in the consolidated statement of financial position, where the expectation of loss is probable and could imply an outflow of resources as of December 31, 2018 and 2017:

Proceedings	2018	2017

Controversy for breach of contract with the firms Consulting Group and Industrial Consulting S.A.S., with Refinería de Cartagena.	15,541	-
Damages to third parties due to hydrocarbon easement in a property close to Refinería de Cartagena.	11,019	11,019
Lawsuit filed by a group of people who claim to be victims of the incident in Machuca, Municipality of Segovia - Antioquia against Oleoducto Central S.A. - Ocensa	9,410	9,410
Provision for the payment of the 2016 legal stability contract premium with the Ministry of Finance and Public Credit, in Refinería de Cartagena – Payment made in 2018	-	64,104
Litigation with Schrader Camargo, supplier of Refinería de Cartagena. In 2018, a payment agreement was reached.	-	17,003

21.3	Environmental contingencies and others

These correspond to contingencies for environmental incidents and obligations related to environmental compensation and mandatory investment of 1% for the use of, exploitation of or effect on natural resources imposed by national, regional and local environmental authorities. Mandatory investment of 1% is based on the use of water taken directly from natural sources in accordance with the provisions of Law 99 of 1993, Article 43, Decree 1900 of 2006, Decree 2099 of 2017 and 075 and 1120 of 2018 in relation to the projects that Ecopetrol develops in Colombia.

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

As of December 31, 2018, the provision for the 1% mandatory investment for the use of water was estimated based on the parameters established in Decree 1076 of 2015. The Ecopetrol Business Group is in the process of analyzing the impact of the applicability of the changes set out in the aforementioned decrees.

21.4	Contingencies

Oleoducto Central S.A. - Ocensa

In 2017, Oleoducto Central Ocensa. S.A. (Ocensa) recognized a provision to address a probable loss from the potential outcome of the arbitration process filed by Frontera Energy Colombia Corp., Colombia Branch (Frontera); this arbitration process concluded on July 12, 2018 as a result of the Arbitral Court’s approval of the reconciliation agreement achieved by the parties, pursuant to which the standard transport rate was revised along with the monetary conditions of the transport agreements entered into July 29, 2014 for expanded capacity resulting from the P135 Project, in turn extending its effects from July 1, 2017 (effective date of the transport agreements). On July 12, 2018, the parties entered into the corresponding addenda to the current transport agreements, reflecting the changes contained in the approved reconciliation agreement.

Similarly, for Project P135 carriers that accepted the binding offer extended by Ocensa with regard to the principles of Resolution No. 72146 of 2014, a transaction agreement has been entered into along with the respective additional provisions amending the transport agreements, under identical or equivalent conditions as those contained in the reconciliation agreement and addenda with Frontera. Concerning the arbitral proceeding convened by Vitol Colombia C.I. S.A.S., the parties have requested, by mutual consent, that the Arbitral Court terminate the proceeding as a result of the settlement agreement reached on July 23, 2018. This request was accepted by the Court at the hearing of August 8, 2018, thus concluding the arbitral process.

The reconciliation and settlement agreements entered into established the obligation of the carriers to cease their current administrative or legal actions and refrain from filing new claims in the future.

As a result, Ocensa reconciled and adjusted the accounts receivable and payable that were held between the parties and the credit notes were issued to reflect the balances in favor of the senders. This recognition in the financial statements generated a movement of the provision and its corresponding effect on other operating income of COP COP$56,122, in addition to the decrease in income from ordinary activities as of June 30th because of the issued credit notes.

Oleoducto Bicentenario de Colombia S.A.S.

During July 2018 the carriers Frontera Energy Colombia Corp. (“Frontera”), Canacol Energy Colombia S.A.S. (“Canacol”) and Vetra Exploración y Producción Colombia S.A.S. (“Vetra” and, together with Frontera and Canacol, the “Carriers”) sent letters to Oleoducto Bicentenario de Colombia S.A.S. (“Bicentenario”) alleging they were early termination rights under the Ship-or-Pay Transport Agreements entered by each of them and Bicentenario in 2012 (the “Transport Agreements”). Bicentenario has rejected the terms of the letters, noting that there is no option for early termination and reiterating to the Carriers that the Transport Agreements are current and therefore the Carriers must fullfill their obligations under the Transport Agreements in a timely fashion.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Under Bicentenario’s understanding that the Transport Agreements remain current and that the Carriers are in violation of their obligations under such agreements, Bicentenario declared the Carriers delinquent because of their failure to pay for transport service under the aforementioned agreements. Consequently, Bicentenario executed the standby letters of credit posted as guarantee for the Transport Agreements.

On October 19, 2018, Bicentenario notified Frontera of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in such clause. Such discussions ended without an agreement on December 19, 2018. On January 28, 2019, Bicentenario filed an Arbitration Claim against Frontera in accordance with the arbitration clause of the Transportation Agreement to claim any compensation, indemnification or other restitution deriving from the alleged early termination of said agreements.

Similarly, on November 1, 2018, Bicentenario notified Vetra and Canacol of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in each such respective clause. Such discussions ended without agreement on March, 2019.

As of the date of these financial statements, Bicentenario continues evaluating its options under the Transport Agreements and the Shareholders Agreement (Acuerdo Marco de Inversión) in order to guarantee compliance and claim any compensation, indemnification or other restitution deriving from the alleged early termination of said agreements and any other contractual breaches by the Carriers.

Cenit Transporte y Logística de Hidrocarburos S.A.S.

During July 2018, the carriers Frontera, Vetra and Canacol (“carriers”) sent notifications to Cenit Transporte y Logística de Hidrocarburos SAS (“Cenit”) alleging they were exercising their early termination right under the Ship-or-Pay Crude Oil Transport Agreements (SoP agreements) entered among each of them and Cenit for the transportation of crude oil through the Caño Limón – Coveñas pipeline (owned by Cenit).

In response to the alleged termination of SoP Agreements, CENIT issued letters stating that the alleged event which would have given the carriers early termination rights had not occurred as provided for in Clause 13.3 and other clauses of the aforementioned SoP agreements. In the same letters, CENIT stated that it would continue invoicing and charging for the transport services as stipulated in the SoP agreements, since they remain in force, and therefore, Carriers must fulfill their contractual obligations.

In November, 2018, CENIT filed an arbitration demand against Frontera Energy Group pleadging that SoP Agreements are in full force and effect, that Frontera is obliged to comply its terms and conditions and, therefore, is obliged to pay transportation tariffs as agreed in the SoP agreements. In similar terms an arbitration demand was also filed against Vetra and the same will occur against Canacol.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.5	Legal proceedings not provided for

The following is a summary of the main contingent liabilities that have not been recognized in the statement of financial position as, according to the evaluations made by internal and external advisors of the Ecopetrol Business Group, the expectation of loss is not probable as of December 31, 2018 and 2017:

Proceedings	2018	2017

Administrative and patrimonial responsibility for terrorist attack perpetuated in 2015 against the TransAndino Pipeline.	500,000	-
Action of group that claim damages derived from the pollution caused by the attack on the TransAndino pipeline in 2015.	358,201	-
Environmental damages for terrorist attack perpetuated in 2015 against the Transandino pipeline.	209,220	209,220
Breaking of the economic and financial balance with contractor for the construction of transport system.	110,266	110,266
Breach of contract and recognition of salary readjustments and other claims related to an engineering service provider.	85,198	-
On March 14, 2016, a claim was filed for breach in the settlement of the contract between Konidol and Ecopetrol, which generated cost overruns in the maintenance contract.	62,131	62,131
Salary readjustments to the values established by Ecopetrol for personnel related to a contract signed with a third party for the assembly and construction of surface facilities for production and exploration projects.	60,313	60,313
Contractual imbalance with a technical maintenance provider.	51,429	-
Contractual imbalance with a third party that provides assembly and construction services for surface facilities for exploration and production projects.	35,741	-
Contractual imbalance with a third party in connection with road connection works.	31,679	31,679
Breach of certain obligations agreed in contract with supplier for the construction and assembly of tanks.	31,213	-
Contractual controversial with a third party in relation to seismic program acquisition and processing service.	30,000	30,000

21.6	Details of contingent assets

The following is a breakdown of the Ecopetrol Business Group’s principal contingent assets, where the associated contingent gain is likely, but not certain:

Proceedings	2018	2017

Claim by Ecopetrol for differences in the settlement of additional income due to high prices.	286,331	-
Disagreement regarding the interpretation and application of the staggered production clause.	98,031	-
Non-compliance with the association contract in relation to reimbursement of administrative costs and other claims.	43,007	40,711
In 2015, the administrator of the Agreements signed with a Corporation filed a criminal complaint for the alleged falsification of a document. Ecopetrol is a victim in the process.	32,000	32,000
Failure to comply with the pipe purchase order, the physical characteristics of the coating do not correspond to those contracted.	21,232	21,232
Contractual controversy by others for the maintenance of some production fields.	13,449	-

Refinería de Cartagena S.A.

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

On May 25, 2016, CB&I filed its Answer to the Request for Arbitration and Counterclaim for approximately US$106 million and COP$324,052 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I. On April 28, 2017, CB&I submitted its Statement of Counterclaim increasing its claims to approximately US$116 million and COP$387,558 million. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately US$129 million and COP$432,303 million (including in each case interest).

The date for the filing of the Third Written Submission is to be set by the Arbitral Tribunal and the oral hearing is scheduled to begin in April 2020. After the hearing, the Tribunal will analyze the parties’ arguments to render its final decision on Reficar’s and CB&I’s claims. Until then, the outcome of this arbitration is unknown.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.7	Investigations of control entities

Reficar

1.	The Office of the Comptroller General’s investigations and proceedings

1.1	Because of the modifications of the schedule and budget related to Reficar’s expansion and modernization project (the “Project”), the Office of the Comptroller General initiated a special audit investigation of the Project in 2016 and delivered a final report to Reficar on December 5, 2016. The report made 36 findings most of which were related to increased costs compared to budget for services, labor and materials. As required, on January 18, 2017, Reficar submitted an action plan exposing and addressing the 36 findings in the following areas: (i) contract management, (ii) supervision of engineering standards contracted with third parties, and (iii) documentation of the control, reporting and monitoring mechanisms of subcontracts.

1.2	As a result of the findings described above, on March 10, 2017, the Office of the Comptroller General opened actions for financial responsibility (proceso de responsabilidad fiscal) against 36 individuals and the six companies involved in the Project, including former members of Ecopetrol’s Board of Directors, former members of Reficar’s Board of Directors, former employees of Ecopetrol, and former employees of Reficar, as well as Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc.

These actions were initiated based on the Office of the Comptroller General’s theory that lower than expected profitability at Reficar could have been caused by (i) modifications to the schedule and, (ii) the increase of the budget for the Project.

On June 5, 2018, the Office of the Comptroller General split the initial proceeding in two. The first one is related to the increase of the Project’s budget and the second one is related to the modifications in the Project’s schedule.

Regarding the first proceeding, on June 5, 2018, the Office of the Comptroller General issued charges for financial responsibility (proceso de responsabilidad fiscal) against (i) 15 individuals, which include former members of Reficar’s Board of Directors, a current employee of Ecopetrol, and former employees of Reficar, as well as against (ii) Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc, and the following insurance companies, Compañía Aseguradora de Fianzas S.A, CHUBB de Colombia, Compañía de Seguros S.A., Mapfre Seguros, as third parties with joint liability.

As for the other 21 individuals initially investigated in 2017, the Office of the Comptroller General closed the investigations. Therefore, as of the date of these financial statements, no current or former member of Ecopetrol’s Board of Directors was charged in the first proceeding relating to the increase in the Project’s budget.

As of the date of these financial statements, no charges have been issued in the second proceeding relating to the modifications in the Project’s schedule.

While the content and status of the proceedings remains confidential, we can report that Reficar and several of its employees have cooperated with and provided the information required by the department of the Office of the Comptroller General in charge of leading the proceedings.

As of the date of these financial statements, Reficar has no liability under these proceedings.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.3	In January 2017, the Office of the Comptroller General initiated a special audit in Reficar and delivered a final report to Reficar on July 12, 2017. In this report the Office of the Comptroller General concluded that, in their opinion, Reficar’s 2016 Financial Statements do not reasonably represent, in all important aspects, the entity’s financial position as of December 31, 2016.

On February 2, 2018, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives decided, through Resolution No. 2713, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2016 fiscal year, since the 2016 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 2713, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

1.4	In December 2017, the Office of the Comptroller General initiated a special audit in Reficar and submitted a final report to Reficar on May 18, 2018. In this report the Office of the Comptroller General concluded that, in their opinion, Reficar’s 2017 Financial Statements do not reasonably represent, in all important aspects, the entity’s financial position as of December 31, 2017.

On February 6, 2019, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives decided, through Resolution No. 3135, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2017 fiscal year, since the 2017 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 3135, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

In respect of the special audits mentioned in sections 1.3 and 1.4 above, as of the date of these financial statements, Reficar has no knowledge of any procedural action carried out by any of the Colombian control entities regarding the disciplinary, fiscal and/or criminal investigations ordered neither by the Resolution No. 2713 nor by the Resolution No. 3135.

1.5	In January 2019, the Office of the Comptroller General initiated a financial audit in Reficar. The final report is expected to be submitted on May 2019.

Reficar’s external auditors issued an unqualified opinion on Reficar’s financial position as of December 31, 2016, 2017 and 2018. As of the date of these financial statements, such auditors have not informed Reficar that there has been any change to their opinion.

As of the date of these financial statements, to the best of Ecopetrol’s knowledge, the financial statements continue to fairly represent the financial and operational condition of the Company in all material aspects and its internal controls remain effective.

2.	The Attorney General’s Office investigations:

Reficar has been officially informed that the Attorney General’s Office currently has five ongoing investigation related to the Project.

Regarding one of these five investigations, on September 12, 2017, the Attorney General’s Office issued a list of charges against certain former members of Reficar’s Board of Directors, as well as certain former officers of Reficar. The charges were related to the failure to fulfill some of their duties as administrators and/or for acting “ultra vires” in the exercise of their functions against: (i) Javier Genaro Gutiérrez (Ecopetrol CEO, 2007-2015); (ii) Felipe Laverde (Reficar General Counsel, 2009-March 2017); (iii) Pedro Rosales (Ecopetrol Downstream Executive Vice President, 2008-2015); (iv) Diana Constanza Calixto (Ecopetrol Head of the Corporate Finance Unit, 2009-2014) and (v) Reyes Reinoso Yañez (Reficar CEO, 2012-2016). The Attorney General’s Office closed the case against the rest of the members of Reficar’s Board of Directors and the rest of the former officers of Reficar.

The specific content and status of the remaining four ongoing investigations remains confidential.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

3.	The Prosecutor’s Office investigations:

The Prosecutor’s Office has been conducting the following legal proceedings:

3.1	Between July 25 and August 2, 2017, the Prosecutor’s Office indicted the following individuals with charges, the majority of which are related to offenses against the public administration and illegal interest in the execution of agreements: (i) Orlando José Cabrales Martínez (Reficar CEO, 2009-2012); (ii) Reyes Reinoso Yañez (Reficar CEO, 2012-2016); (iii) Felipe Laverde Concha (Reficar General Counsel, 2009-March 2017); (iv) Pedro Alfonso Rosales Navarro (Ecopetrol Downstream Executive Vice President, 2008-2015); (v) Masoud Deidehban (CBI Executive Project Director); (vi) Phillip Asherman (CBI CEO) and (vii) Carlos Lloreda (Reficar’s statutory auditor from 2013-2015.) The arraignment hearing began on May 30, 2018, and as of the date of these financial statements has not yet concluded.

The Prosecutor’s Office has already made public the factual basis for such charges, which is based on the theory that: (i) executing a cost reimbursable engineering, procurement and construction contract (EPC) and not a lump sum agreement favored CBI interests, and (ii) executing special invoicing procedures (MOA –Memorandum of Agreement and PIP –Project Invoicing Procedure) with CBI allowed the payments of unreasonable amounts not duly verified by Foster Wheeler USA Corporation. The defense attorneys have not yet had an opportunity to present their case against such facts in a court of law.

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

3.2	On October 22 and 23, 2018, the Prosecutor’s Office indicted the following individuals with charges related to improper management and obtaining false public documents: Javier Genaro Gutiérrez Pemberthy (Ecopetrol CEO, 2007-2015), Reyes Reinoso Yánez (Reficar CEO, 2012-2016), Pedro Alfonso Rosales Navarro (Ecopetrol Downstream Executive Vice President, 2008-2015), and Diana Constanza Calixto Hernández (Ecopetrol Head of the Corporate Finance Unit, 2009-2014). As of the date of these financial statements, the arrangement hearing has not yet taken place.

3.3	On March 18, 2019, the Prosecutor’s Office issued a public statement in which it announced that on April 25, 2019 it was going to indict the following individuals, in an indictment hearing that has not yet taken place, with charges related to entering into agreements without compliance with legal requirements: Orlando José Cabrales Martínez (Reficar CEO, 2009-2012) and Felipe Castilla (Reficar CEO, 2009).

Considering the current stage of these legal proceedings, we are not in a position to predict the outcome of the Prosecutor’s Office’s investigation or the disposition of any of the charges brought by the Prosecutor’s Office.

Ecopetrol and Reficar have cooperated closely and extensively with the control entities in furthering their investigations and will continue to monitor the status and development of these investigations.

22.	Equity

The main components of equity are detailed below:

22.1	Subscribed and paid–in capital

Ecopetrol’s authorized capital amounts to $36,540,000, and is comprised of 60,000,000,000 ordinary shares, of which 41,116,694,690 are outstanding, and 11.51% (4,731,906,273 shares) are held privately and 88.49% (36,384,788,417 shares) are held by the Colombian Government. The value of the reserve shares amounts to $11,499,933 comprised of 18,883,305,310 shares. As of December 31, 2018 and 2017, subscribed and paid–in capital amounts to $25,040,067. There are no potentially dilutive shares.

22.2	Additional paid–in capital

Additional paid–in capital mainly corresponds to: (i) share premium from the Ecopetrol Business Group’s capitalization in 2007, for COP$4,457,997, (ii) COP$31,377 share premium from the placement of shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, (iii) share premium from the sale of shares awarded in the second capitalization, which took place in September 2011, of COP$2,118,468, and (iv) additional paid–in capital receivables for COP$(143).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.3	Equity reserves

The following is the composition of the Ecopetrol Business Group’s reserves as of December 31, 2018 and 2017:

	2018	2017
Legal reserve	2,088,192	1,426,151
Fiscal and statutory reserves	509,081	512,632
Occasional reserves (1)	2,541,622	239,086
	5,138,895	2,177,869

The movement of equity reserves is the following for the years ended December 31, 2018 and 2017:

	2018	2017
Opening balance	2,177,869	1,558,844
Release of reserves	(751,718)	(289,164)
Allocation to reserves	3,712,744	908,189
Closing balance	5,138,895	2,177,869

(1)	Occasional reserves

As of December 31, 2018, occasional reserves correspond to allocation of net income as approved by the shareholders at the Stockholders’ Meeting to carry out new explorations and strategic growth. As of December 31, 2017, the appropriation of occasional reserves correspond to the establishment of a reserve for new explorations.

22.4	Retained earnings and dividends

The Ecopetrol Business Group distributes dividends based on its separate annual financial statements, prepared under International Financial Reporting Standards accepted in Colombia (NCIF, by its acronym in Spanish).

The Ordinary General Shareholders’ Meeting, held on March 29, 2019, approved the profit distribution for 2018 and set the distribution of dividends at COP$9,251,256.

The Ordinary General Shareholders’ Meeting, held on March 23, 2018, approved the profit distribution for 2017 and set the distribution of dividends at COP$3,659,386. Dividends paid in 2018 attributable to the shareholders of Ecopetrol S.A. amounted to COP$3,659,373 (2017 - COP$945,661) and those of the non-controlling interest to COP$768,328 (2017 – COP$558,986).

22.5	Other comprehensive income attributable to owners of parent

The following is the composition of the other comprehensive income attributable to the shareholders of the parent, Ecopetrol S.A., net of tax:

	2018	2017	2016
Foreign currency translation	10,412,499	7,883,231	8,138,382
Cash flow hedge with derivative instruments	(30,962)	6,942	(19,042)
Cash flow hedges for future exports (Note 28.1.2)	(374,079)	159,295	244,131
Actuarial gain on defined benefit plans	(557,381)	(553,091)	994,953
Hedge of a net investment in a foreign operation (Note 28.1.3)	(1,069,316)	(97,362)	(155,359)
Gain on equity instruments measured at fair value	–	–	7,828
Others	–	–	11,817
	8,380,761	7,399,015	9,222,710

22.6	Earnings per share

	2018		2017		2016
Profit attributable to Ecopetrol’s shareholders		11,381,386		7,178,539		2,447,881
Weighted average number of outstanding shares		41,116,694,690		41,116,694,690		41,116,694,690
Net basic earnings per share (Colombian pesos)	COP$	276.8	COP$	174.6	COP$	59.5

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.	Sales revenue from contracts with customers

The following is the breakdown of sales revenue for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
National sales
Mid–distillates	11,586,192	9,590,326	8,553,503
Gasoline and turbo fuels	7,952,852	6,990,187	6,092,739
Transport services	3,531,404	3,589,553	3,817,991
Natural gas	1,885,846	1,815,754	1,988,336
Plastic and rubber	822,367	833,982	724,708
LPG and propane	574,639	509,619	405,869
Crude oil	550,479	909,871	553,666
Fuel oil	509,482	354,058	148,248
Asphalts	335,426	275,803	340,400
Aromatics	282,545	217,418	186,228
Polyethylene	270,887	167,348	203,959
Services	239,410	283,799	225,293
Other income gas contracts	156,031	188,195	271,337
Other products	489,507	280,226	184,873
	29,187,067	26,006,139	23,697,150
Recognition of price differential (1)	3,835,533	2,229,953	1,048,022
	33,022,600	28,236,092	24,745,172
Foreign sales
Crude oil	26,898,737	21,479,063	17,278,579
Diesel	3,050,839	1,213,740	1,604,498
Fuel oil	2,053,594	1,982,408	2,158,539
Gasoline and turbo fuels	1,782,194	1,223,994	1,046,758
Plastic and rubber	1,268,582	1,169,101	1,171,342
Natural gas	27,899	32,303	58,809
LPG and propane	20,212	15,631	8,568
Cash flow hedge for future exports – Reclassification to profit or loss (Note 28.1.2)	128,404	160,772	33,074
Other products	350,811	441,124	380,222
	35,581,272	27,718,136	23,740,389
	68,603,872	55,954,228	48,485,561

(1)	Corresponds to the application of Decree 1068 of 2015, which establishes the procedure to recognize the subsidy for refiners and importers of current motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). See Note 4.16 – Sales revenue recognition from contracts with customers.

Sales by geographic areas

The following are the sales revenue by geographic area for the years ended December 31, 2018, 2017 and 2016:

	2018	%	2017	%	2016	%
Colombia	33,022,600	48.1%	28,236,092	50.5%	24,745,172	51.0%
United States	14,765,674	21.5%	12,532,932	22.4%	11,956,967	24.7%
Asia	12,271,225	17.9%	6,136,796	11.0%	2,717,414	5.6%
Central America and the Caribbean	4,449,033	6.5%	6,070,565	10.8%	3,551,894	7.3%
South America and others	2,968,038	4.3%	1,947,226	3.5%	2,568,163	5.3%
Europe	1,127,302	1.6%	1,030,617	1.8%	2,945,951	6.1%
	68,603,872	100%	55,954,228	100%	48,485,561	100%

Concentration of customers

During 2018, Organización Terpel S.A. represented 14.0% of sales revenue for the period (2017 – 14.3% and 2016 – 14.4%); no other customer represented more than 10% of total sales. There is no risk of the Ecopetrol Business Group's financial situation being affected by a potential loss of the client. The commercial relationship with this customer is for the sale of refined products and transportation services.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.	Cost of sales

	2018	2017	2016
Variable costs
Imported products (1)	11,809,529	11,637,419	12,049,477
Purchases of hydrocarbons – ANH (2)	5,667,567	4,338,576	3,178,199
Depreciation, amortization and depletion	5,064,518	5,765,186	5,333,245
Purchases of crude in association and concession	3,820,746	2,240,704	1,517,829
Process materials	968,884	889,122	608,535
Hydrocarbon transport services	696,964	665,714	783,307
Electric energy	662,297	561,424	618,675
Purchases of other products and gas	632,509	488,056	519,884
Taxes and contributions (3)	441,207	449,959	478,332
Services contracted in associations	260,207	195,689	305,326
Others (4)	(186,087)	(663,916)	(432,694)
	29,838,341	26,567,933	24,960,115
Fixed costs
Depreciation and amortization	2,555,176	2,366,849	2,050,739
Maintenance	2,260,984	2,038,970	1,998,128
Labor costs	2,105,803	1,815,213	1,571,511
Services contracted	1,796,354	1,414,056	1,083,176
Services contracted in associations	1,040,221	1,008,336	1,260,470
Materials and operating supplies	565,601	468,205	333,258
Taxes and contributions (3)	393,690	343,505	391,032
Hydrocarbon transport services	261,237	333,671	157,463
General costs	366,972	551,587	445,531
	11,346,038	10,340,392	9,291,308
	41,184,379	36,908,325	34,251,423

(1)	Imported products correspond mainly to diesel fuel and diluent to facilitate the transport of heavy crude oil.

(2)	Corresponds to purchases of crude oil by Ecopetrol from the National Hydrocarbons Agency (ANH) derived from national production, both of the Ecopetrol Business Group in direct operation and of third parties.

(3)	Includes gas royalties paid and carbon tax.

(4)	Corresponds to the capitalization of the inventory, product of the costing and valuation process, since the concepts that make up the cost of sales are recognized for the entire amount incurred.

25.	Administrative, operations and project expenses

The following is the detail of administration, operation and project expenses, according to their function, for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Administrative expenses
General expenses	911,645	723,341	556,563
Labor expenses	662,258	624,424	657,051
Taxes (1)	39,117	362,963	663,889
Depreciation and amortization	40,838	53,796	45,765
	1,653,858	1,764,524	1,923,268
Operations and project expenses
Exploration costs	1,387,379	1,341,940	728,590
Taxes (1)	433,506	324,223	286,331
Commissions, fees, freights and services	466,862	471,657	568,513
Labor expenses	316,386	310,947	278,383
Fee for regulatory entities	98,794	63,470	87,325
Depreciation and amortization	44,318	95,516	177,252
Maintenance	50,846	122,273	147,197
Others	105,041	196,039	478,096
	2,903,132	2,926,065	2,751,687

(1)	For 2017 and 2016, mainly corresponds to the recognition of the wealth tax. See Note 10 – Taxes.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.	Other operating (expenses) income, net

The following is the detail of other operating income or expenses for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
(Expense) reversal of provisions for litigations	(68,398)	(72,408)	112,999
Expense for gas pipeline availability BOMT contracts(1)	-	(72,318)	(125,077)
Impairment loss of short–term assets	(105,692)	(68,800)	(98,739)
(Loss) profit on sale of assets	(93,601)	40,227	(82,200)
(Loss) gain on acquisition of interests in joint operation (Note 30.3)	(12,065)	451,095	–
Compensation received	–	–	17,790
Deferred income BOMT contracts(2)	–	–	211,768
Other income	244,301	227,607	237,571
	(35,455)	505,403	274,112

(1)	Corresponds to the services rendered in connection with the BOMT contracts for the construction, operation, maintenance and transfer of gas pipelines with Transgas. This contract terminated in August 2017.

(2)	Corresponds to the amortization of the deferred income recognized by Ecopetrol in 2007 for the advance payment made by the Ministry of Finance and Public Credit of the obligations by Ecogas, in relation to the BOMT contracts for the construction, operation, maintenance and transfer of gas pipelines, signed between Ecopetrol and Transgas de Occidente, Centragas and Gases de Boyacá and Santander S.A. in 1997. The amortization of this deferred income ended in December 2016.

27.	Financial result, net

The following is the detail of financial results for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Finance income
Results from financial assets and others	745,571	739,148	136,715
Yields and interests	383,624	405,562	386,001
Gain on sale of equity instruments	–	13,236	47,129
Resources from Santiago de las Atalayas(1)	–	–	688,664
Other financial income	368	1,410	53,234
	1,129,563	1,159,356	1,311,743
Finance expenses
Interest(2)	(2,399,414)	(2,385,994)	(2,765,024)
Financial cost of other liabilities(3)	(668,782)	(753,047)	(580,491)
Results from financial assets	(381,445)	(481,308)	(48,997)
Other financial expenses	(62,520)	(40,252)	(69,028)
	(3,512,161)	(3,660,601)	(3,463,540)
Foreign exchange gain (loss), net	372,223	5,514	976,430
Financial result, net	(2,010,375)	(2,495,731)	(1,175,367)

(1)	On November 8, 2016, the Ministry of Mines and Energy concluded that the resources that were restricted in relation to this process were not royalties and, therefore, were not due to the Comuneros. In accordance with the foregoing, the resources held by Ecopetrol are its property, without any claim or discussion to date regarding ownership title thereof. On November 8, 2016, the amount claimed reached COP$688,664, originated mostly from the valuation and financial yield of the fund where the resources were deposited. The recovery of this provision was recognized in the net financial results of the period ending December 31, 2016.

(2)	As of December 31, 2018, borrowing costs for the financing of developing natural resources and property, plant and equipment of COP$200,833 (2017 – COP$191,651 and 2016 – COP$341,209) were capitalized.

(3)	Includes the financial expense of the asset retirement obligation and the liabilities for post–employment benefits.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.	Risk management

28.1	Exchange rate risk

The Ecopetrol Business Group operates mainly in Colombia and makes sales in the local and international markets, for that reason, it is exposed to exchange rate risk, which arises from various foreign currency exposures due to commercial transactions and assets and liabilities denominated in foreign currency. The impact of exchange rate fluctuations, especially the Colombian peso/U.S. dollar exchange rate, has been material in previous years. To mitigate this risk, the Ecopetrol Business Group’s risk management strategy involves the use of non–derivative financial instruments related to cash flow hedges for future exports and net investment of foreign operations to minimize exchange rate risk exposure.

The U.S. dollar/Colombian peso exchange rate has fluctuated over the last few years. As of December 31, 2018, the Colombian peso depreciated 8.9%. The closing rates were COP$3,249.75, COP$2,984.00 and COP$3,000.71 for 2018, 2017 and 2016, respectively.

When the Colombian peso appreciates in relation to the U.S. dollar, export sales revenue decreases when converted to Colombian pesos; by contrast, imported goods, operating costs and interest on foreign debt denominated in U.S. dollars become less expensive. Conversely, when the Colombian peso depreciates, export revenues, when translated to Colombian pesos, increase and imports and servicing of the external debt become more expensive.

The following table sets out the carrying amount for financial assets and liabilities with exchange exposure denominated as of December 31, 2018 and 2017:

(in US$Million)	2018	2017
Cash and cash equivalents	514	1,203
Other financial assets	2,138	1,072
Trade receivables and payables, net	(202)	(7)
Loans and borrowings	(9,689)	(12,590)
Other assets and liabilities, net	63	-
Net liability position	(7,176)	(10,322)

Of the total net liability position, US$(335) million correspond to net liabilities in dollars with exchange exposure of companies with Colombian peso as functional currency and a net amount of US$(341) million correspond to monetary assets and liabilities with exchange exposure of companies whose functional currency is different from Colombian peso; for both cases valuation is recognized in profit or loss. The balance of loans and borrowings includes non-derivative hedging instruments of Ecopetrol for US$(6,500), for which valuation is recognized in other comprehensive income, within the equity.

28.1.1	Sensitivity analysis for exchange rate risk

The Ecopetrol Business Group’s risk management strategy involves the use of non-derivative financial instruments related to cash flow hedges for future exports and hedges of a net investment in a foreign operation in order to minimize exposure to currency rate risk, which is detailed below.

The following is the effect of a change of 1% and 5% in the exchange rate of the Colombian peso as compared with the U.S. dollar, on the balance of financial assets and liabilities denominated in foreign currency as of December 31, 2018:

Scenario / Variation in the exchange rate	Effect on income before taxes (+/–)	Effect on other comprehensive income (+/–)
1%	(10,887)	222,315
5%	(54,433)	1,111,577

The sensitivity analysis only includes financial assets and liabilities in foreign currency at the closing date.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.1.2	Cash flow hedge for future exports

Ecopetrol is exposed to foreign exchange risk given that a significant percentage of its income from crude oil exports is denominated in U.S. dollars. In recent years, the Ecopetrol Business Group has acquired long–term debt for investment activities in the same currency in which it expects to receive the cash flow of its export sales revenues. This situation creates a natural hedge relationship due to the fact that the risks generated by the foreign exchange difference of export sales revenues when booked in Ecopetrol’s functional currency (Colombian pesos) are naturally hedged with the foreign exchange variances of the long–term debt, in line with the Ecopetrol Business Group’s risk management strategy.

With the objective of presenting in the financial statements, the effect of the existing natural hedge between exports and debt, understanding that the exchange rate risk materializes when the exports are made, on October 1, 2015, the Board of Directors designated the sum of US$5,440 million of Ecopetrol’s foreign currency debt as a hedge instrument of future revenue from crude oil exports, for the period 2015–2023, in accordance with IAS 39 – Financial instruments.

The following is the movement of foreign currency debt designated as a non–derivative hedging instrument for the years ended December 31, 2018 and 2017:

(US$Million)	2018	2017
Hedging instrument at the beginning of the period	3,332	5,312
Reassignment of hedging instruments	3,366	1,803
Realization of exports	(3,366)	(1,803)
Capital payments(1)	(2,032)	(1,980)
Hedging instrument at the end of the period	1,300	3,332

(1)	On December 27, 2018, Ecopetrol S.A. paid in advance the entire 10-year international bond issued in 2009, whose nominal value was USD$1,500 million. Equally, on June 30, 2017, Ecopetrol prepaid the entire outstanding balance of the international syndicated loan whose nominal value was US$1,925 million and original maturity date was in February 2020.

The following is the movement of accumulated foreign currency gains and losses in respect of the cash flow hedge recognized in other comprehensive income for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Opening balance	(159,295)	(244,131)	217,291
Exchange difference	704,871	15,933	(724,395)
Reclassification to profit or loss	128,404	160,772	(33,074)
Ineffectiveness	(35,617)	(9,247)	–
Deferred income tax	(264,284)	(82,622)	296,047
Closing balance	374,079	(159,295)	(244,131)

The expected reclassification of the cumulative exchange rate difference in other comprehensive income to the profit or loss statement, is as follows:

Year	Before taxes	Taxes	After taxes
2019	(375,261)	123,836	(251,425)
2020	(45,940)	15,160	(30,780)
2021	(48,203)	15,907	(32,296)
2022	(48,203)	15,907	(32,296)
2023	(34,878)	7,596	(27,282)
	(552,485)	178,406	(374,079)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.1.3	Hedge of a net investment in a foreign operation

The Board of Directors approved the application of net investment hedge accounting from June 8, 2016. The measure is intended to reduce the volatility of non–operating income due to exchange rate variations. The net investment hedge will be applied on a portion of the Ecopetrol Business Group’s investments in foreign operations, in this case on investments in subsidiaries which have the U.S. dollar as their functional currency, using a portion of the Ecopetrol Business Group’s U.S. dollar denominated debt as the hedging instrument.

Ecopetrol S.A. has designated its net investments in Ocensa, Ecopetrol America Inc., Hocol Petroleum Ltd. (HPL) and Reficar as hedged items and as a hedging instrument and US$5,200 million of the Ecopetrol Business Group’s U.S. dollar debt as a hedging instrument.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement of accumulated foreign currency gains and losses in respect of the net investment hedge recognized in other comprehensive income for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Opening balance	97,362	155,359	–
Exchange difference	1,381,900	(86,892)	231,879
Ineffectiveness	378	329	–
Deferred income tax	(410,324)	28,566	(76,520)
Closing balance	1,069,316	97,362	155,359

28.1.4	Hedging with derivatives to minimize currency risk

The Ecopetrol Business Group carries out forward hedging operations using the non–delivery modality, for mitigating the volatility of the exchange rate in the cash flow required for operations of its subsidiary, Ocensa, whose functional currency is the US dollar. The forward hedging instruments are used to enable setting sales prices in U.S. dollars, mitigating the foreign exchange variation given Ocensa’s obligations relative to operational cost and tax payments are payable in Colombian pesos. The accounting policy applicable to this operation is described in the Note 4.1.5.1.

As of December 31, 2018, there are forward contracts with a net short position for US$332 million (2017 – US$325 million) with maturities between January and December 2019.

The impact on the statement of profit or loss for the settlement of these hedges amounted to COP$80,636 (2017 – COP$99,971) and the amount recognized in the other comprehensive income was a loss of COP$(52,174) (2017 COP$35,768 and 2016 COP$33,869).

28.1.5	Commodity price risk

Ecopetrol’s business is significantly impacted by international prices for crude oil and refined products. The prices for these products are volatile and drastic changes could adversely affect the Ecopetrol Business Group business prospects and results of operations.

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

The Ecopetrol Business Group has a policy approved by the Board of Directors that allows it to use derivative financial instruments in the organized over the counter (OTC) market to cover itself from the risk of price fluctuations of crude oil and refined products associated with physical transactions. The Ecopetrol Business Group has established appropriate processes to handle risk which include constant monitoring of physical and financial markets to identify risks in order to subsequently prepare and execute hedging strategies.

Ecopetrol does not regularly use derivative instruments to hedge exposures to sales or purchase price risks. The impact of the settlement of the price hedges made in 2016 was not material and was made as hedging instruments to mitigate risk at different price indices to the benchmark of the Ecopetrol Business Group's international trade strategy on exports of crude and imports of products.

In 2018 and 2017, hedging transactions were not carried out with derivative instruments. In 2016, then outstanding price hedges were settled in full, with an impact on the result of the period of COP$3,181.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.2	Credit risk

Credit risk is the risk that the Ecopetrol Business Group may suffer financial losses as a consequence of default of: (a) payments by its clients for the sale of crude oil, gas, products or services; (b) financial institutions in which it keeps investments, or (c) by counterparties with which it has contracted financial instruments.

28.2.1	Credit risk for customers

In the selling process of crude oil, gas, refined products and petrochemicals, and transport services, the Ecopetrol Business Group may be exposed to credit risk in the event that customers fail to fulfill their payment obligations. The Ecopetrol Business Group’s risk management strategy has designed mechanisms and procedures that aim to minimize such events, thus safeguarding the Ecopetrol Business Group’s cash flow.

The Ecopetrol Business Group performs a continuous analysis of the financial strength of its counterparties, by classifying them according to their risk level and financial guarantees in the event of a default of payments. Similarly, the Ecopetrol Business Group continuously monitors national and international market conditions for early alerts of major changes that may have an impact on the timely payment of obligations from customers of the Ecopetrol Business Group.

Allowances for loan losses are set by individual analysis of each customer’s situation. The Ecopetrol Business Group performs administrative and legal actions required to recover amounts past due and charges interest from customers that fail to comply with payment policies.

Ecopetrol does not have a significant concentration of credit risk. An aging analysis of the accounts receivable portfolio in arrears, but not impaired, as of December 31, 2018 and 2017 is as follows:

	2018	2017
Less than 3 months overdue	157,608	65,354
Between 3 and 6 months overdue	41,263	1,131
More than 6 months overdue	93,657	79,688
	292,528	146,173

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.2.2	Credit quality of resources in financial assets

Following the promulgation of Decree 1525 of 2008, which provides general rules on investments for public entities, Ecopetrol’s management established guidelines for our investment portfolios. These guidelines determine that investments in Ecopetrol’s U.S. dollar portfolio are generally limited to investments of our excess cash in fixed–income securities issued by entities rated A or higher in the long term and A1/P1/F1 or higher in the short term (international scale) by Standard & Poor’s Ratings Services, Moody’s Investors Service or Fitch Ratings.

In addition, Ecopetrol S.A. may also invest in securities issued or guaranteed by the U.S. government or Colombian government, without regard to the ratings assigned to such securities. In Ecopetrol’s Colombian Peso portfolio, it must invest our excess cash in fixed–income securities of issuers rated AAA in the long term, and F1+/BRC1+ in the short term (local scale) by Fitch Ratings Colombia or BRC Standard & Poor’s. In addition, Ecopetrol may also invest in securities issued or guaranteed by the Colombian government without rating restrictions.

In order to diversify risk in our Colombian Peso portfolio, Ecopetrol does not invest more than 10% of the excess of cash in one specific issuer. In the case of our U.S. dollar portfolio, it does not invest more than 5% of the excess of cash in one specific issuer in the short term (up to one year), or 1% in the long term. The Ecopetrol Business Group has complied with this policy.

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

The credit rating of issuers and counterparties in transactions involving financial instruments is disclosed in Note 6 – Cash and cash equivalents, Note 9 – Other financial assets and Note 20 – Provisions for employees’ benefits.

28.3	Interest rate risk

Interest rate risk arises from Ecopetrol’s exposure to changes in interest rates because the Ecopetrol Business Group has investments in fixed and floating–rate instruments and has issued floating rate debt linked to LIBOR, DTF and CPI interest rates. Thus, interest rate volatility may affect the fair value and cash flows of the Ecopetrol Business Group’s investments and the financial expense of floating rate loans and financing.

As of December 31, 2018, 17% (2017, 19% and 2016, 31%) of the Ecopetrol Business Group’s indebtedness is linked to floating interest rates. As a result, if market interest rates rise, financing expenses will increase, which could have an adverse effect on the results of operations.

Ecopetrol controls the exposure to interest rate risk by establishing limits to exposure duration, Value at Risk – VAR and tracking error.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following table provides information about the sensitivity of the Ecopetrol Business Group’s results and other comprehensive income for the next 12 months to variations in interest rate of 100 basis points:

	Effect on profit or loss (+/–)		Effect on Other Comprehensive Income (+/–)
	Financial assets	Financial Liabilities	Plan assets
+100 basis points	(71,123)	240,711	(513,699)
–100 basis points	71,123	(94,062)	527,058

A sensitivity analysis of discount rates on pension plan assets and liabilities is disclosed in Note 20 – Provisions for employees’ benefits.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.4	Liquidity risk

The ability to access capital necessary to finance the Ecopetrol Business Group’s investment plans on acceptable terms can be limited due to deterioration in market conditions. A global financial crisis could worsen risk perception in emerging markets.

Events impacting the political and regional environment of Colombia, could make it difficult for our subsidiaries to access capital markets. These conditions, together with potential significant losses in the financial services sector and changes in credit risk assessments, may make it difficult to obtain financing on favorable terms. As a result, the Ecopetrol Business Group may be forced to review the opportunity and scope of its investment plans as necessary, or access financial markets under less favorable terms, thereby negatively affecting the Ecopetrol Business Group’s results of operations and financial position.

Liquidity risk is managed in accordance with the Ecopetrol Business Group’s policies aimed at ensuring that there are sufficient net funds to meet the Ecopetrol Business Group’s financial commitments within its maturity schedules with no additional costs. The main method for the measurement and monitoring of liquidity is cash flow forecasting.

During 2018, the Ecopetrol Business Group used US$2,446 million equivalents (2017 – US$2,400 million) as part of its liquidity surpluses to prepay part of its debts with original maturities between 2019 and 2025. The details of these movements are described in Note 18 – Loans and borrowings.

The following is a summary of the maturity of financial liabilities as of December 31, 2018. The amounts disclosed in the table are the contractual undiscounted cash flows. The payments in foreign currency were restated taking a constant exchange rate of COP$3,249.75 per U.S. dollar. Consequently, these amounts may not reconcile with the amounts disclosed on the consolidated statement of financial position:

	Up to 1 year	1–5 years	5–10 years	> 10 years	Total
Loans (payment of principal and interest)	3,570,843	16,093,120	20,942,328	19,300,708	59,906,999
Trade and other payables	8,945,790	30,522	–	–	8,976,312
Total	12,516,633	16,123,642	20,942,328	19,300,708	68,883,311

28.5	Capital management

The main objective of the capital management of the Ecopetrol Business Group is to ensure a financial structure that optimizes the cost of capital, maximizes the rate of return to its shareholders and allows access to financial markets at a competitive cost to cover financing needs that support an investment grade credit rating profile.

Net financial debt is calculated by taking short–term and long–term loans and borrowings less cash and cash equivalents and investments in securities as of December 31 of each year. The level of leverage is calculated as the ratio between net financial debt and the sum of equity and net financial debt. The following is the information of these indicators as of December 31, 2018 and 2017:

	2018	2017
Loans and borrowings (Note 18)	38,062,645	43,547,835
Cash and cash equivalents (Note 6)	(6,311,744)	(7,945,885)
Other financial assets (Note 9)	(8,147,815)	(6,533,725)
Net financial debt	23,603,086	29,068,225
Equity (Note 22)	57,107,780	48,215,699
Leverage	29.24%	37.61%

The movement of the net financial debt is detailed in Note 18.8.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.	Related parties

Balances with associates and joint ventures as of December 31, 2018 and 2017 are as follows:

	Accounts receivable	Accounts receivable – Loans	Other assets	Accounts payable	Loans	Other liabilities
Joint Ventures
Equion Energy Limited(1)	22,958	–	19,214	87,079	855,135	67
Ecodiesel Colombia S.A.	522	–	–	23,857	–	1
Offshore International Group Inc.(2)	–	117,824	–	–	–	–
Associates
Serviport S.A.	–	–	–	5,482	–	–
Balance as of December 31, 2018	23,480	117,824	19,214	116,418	855,135	68
Current	23,480	–	19,214	116,418	855,135	68
Non–current	–	117,824	–	–	–	–
	23,480	117,824	19,214	116,418	855,135	68
	(Note 7)	(Note 7)	(Note 11)	(Note 19)	(Note 18)

	Accounts receivable	Accounts receivable – Loans	Other assets	Accounts payable	Loans	Other liabilities
Joint Ventures
Equion Energy Limited(1)	4,010	–	7,716	101,472	259,760	7
Ecodiesel Colombia S.A.	362	–	–	22,228	–	–
Offshore International Group Inc.(2)	–	154,810	–	–	–	–
Associates
Invercolsa S.A.	18,641	–	–	–	–	–
Serviport S.A.	–	–	–	5,820	–	–
Balance as of December 31, 2017	23,013	154,810	7,716	129,520	259,760	7
Current	23,013	–	7,716	129,520	259,760	7
Non–current	–	154,810	–	–	–	–
	23,013	154,810	7,716	129,520	259,760	7
	(Note 7)	(Note 7)	(Note 11)	(Note 19)	(Note 18)

Loans with related parties:

(1)	Deposits held by Equion in Capital AG for a nominal value of USD$263 million (2017 – USD$77 millon), with a three-month Libor rate + 1.92% (2017 - 1.44%).

(2)	Loan granted by Ecopetrol S.A. to Savia Perú S.A. (subsidiary of Offshore International Group) for US$57 million in 2016, with an interest rate of 4.99% payable semiannually from 2017 and maturating in 2021. The balance in nominal value of this loan as of December 31, 2018 is USD$35 million (2017 – USD$49 million).

The amounts outstanding are not guaranteed and will be settled in cash. No expense has been recognized in the current period or in previous periods with respect to uncollectible or doubtful accounts related to the amounts owed by related parties.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main transactions with related parties for years ended December 31, 2018, 2017 and 2016 are detailed as follows:

	2018		2017		2016
	Sales and services	Purchases and others	Sales and services	Purchases and others	Sales and services	Purchases and others
Joint Ventures
Equion Energy Limited	67,002	846,284	425,881	598,636	491,698	418,618
Ecodiesel Colombia S.A	6,860	267,498	6,583	259,269	5,744	265,584
Offshore International Group	2,386	–	15,188	–	6,285	–
Associates
Serviport S.A.	–	–	–	–	–	24,572
	76,248	1,113,782	447,652	857,905	503,727	708,774

29.1	Directors and key management personnel

In accordance with the approval given by the shareholders’ meeting in 2012, compensation paid to directors for attending the meetings of the Board of Directors and/or committees increased from four to six minimum legal monthly salaries in force, or approximately to COP$4,687,000 for 2018, from COP$4,426,000 for 2017 and COP$4,140,000 for 2016. For non–face–to–face sessions, 50% of the quota for face–to–face meetings is set. The members of the Board of Directors do not have any kind of variable remuneration. The amount paid in 2018 for compensation to members of the Board of Directors amounted to COP$2,152 (2017 – COP$1,877 and 2016 – COP$1,253).

The total compensation paid to Directors as of December 31, 2018, amounted to COP$21,580 (2017 – COP$20,669 and 2016 – COP$13,901). Directors are not eligible to receive pension and retirement benefits. The total amount reserved as of December 31, 2018, to provide pension and retirement benefits to our eligible executive officers amounted to COP$5,491 (2017 – COP$5,401 and 2016 – COP$4,674).

As of December 31, 2018, key management officers owned less than 1% of the outstanding shares of Ecopetrol S.A. as follows:

Key management personnel	% Shares
Felipe Bayón	<1% outstanding shares
Jaime Caballero	<1% outstanding shares
Jorge Calvache	<1% outstanding shares
Rafael Espinosa Rozo	<1% outstanding shares

29.2	Post–employment benefit plans

The administration and management of resources for payment of Ecopetrol’s pension obligations are managed by autonomous pension funds (PAPs, by its acronym in Spanish) which serve as guarantee and payment sources. In 2008, Ecopetrol S.A. received the authorization to partially commute the value corresponding to monthly payments, bonds and quotas, transferring said obligations and the monies that support them to autonomous patrimonies of a pension nature, in accordance with the requirements of Decree 1833 of 2016.

Since November 2016, the entities that administer the resources are: Fiduciaria Bancolombia, Fiduciaria de Occidente and Consorcio Ecopetrol PACC (formed by Fiduciaria La Previsora, Fiduciaria Bancoldex, Fiduagraria and Fiduciaria Central).

These fiduciaries will manage the pension resources for a period of five years (2016-2021) and as compensation they receive remuneration with fixed and variable components, the latter are settled on the gross yields of the portfolios and charged to the resources administered.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.3	Government related parties

The Colombian Government controls Ecopetrol with a stock ownership of 88.49%. The most significant transactions with governmental entities are comprised as follows:

(a)	Purchase of oil from the National Hydrocarbons Agency – ANH

By nature of the business, the Ecopetrol Business Group has a direct relationship with ANH, an entity which operates under the rules of the Ministry of Mines and Energy, whose objective is to manage the oil and gas reserves and resources owned by the Colombian Nation.

Ecopetrol purchases the crude oil that the ANH receives from producers in Colombia at the prices set in accordance with a jointly established formula, which reflects the export sale prices (crude oils and products), adjusted for API gravity quality, sulfur content, transportation rates from the wellhead to the ports of Coveñas and Tumaco, refining process cost and a commercialization rate. This contract was extended to January 31, 2020.

From December 2013 the Ecopetrol Business Group commercialized, on behalf of the ANH, the natural gas received by the latter in kind from producers. Since January 2014, ANH has received royalties in cash for the production of natural gas.

The purchase value of oil and gas from ANH is detailed in Note 24 – Cost of sales.

Additionally Ecopetrol, like other oil companies, takes part in “rounds” for the allocation of exploration blocks in Colombia without implying special treatment for Ecopetrol on account of it being an entity whose majority shareholder is the Colombian Government.

(b)	Price differential

Regular gasoline and diesel sale prices are regulated by the National Government. In this case, there are differentials between the volume reported by the Colombian companies at the time of the sale and the difference between the international parity price and the regulated price actually charged, where the parity price is the daily price of gasoline and diesel oil of the respective month in Colombian pesos, indexed to the United States of America Gulf market, calculated in accordance with Resolution 18 0522 of 2010 and the Producer Price reference defined by the Ministry of Mines and Energy. These differentials may be in favor or against the producers. The value of this differential is detailed in Note 23 – Sales revenue from contracts with customers and Note 7 – Trade and other receivables, net.

(c)	National Tax and Customs Direction

Ecopetrol, just like any other company in Colombia, has tax obligations that it must comply with and does not have any other kind of association or commercial relationship with the National Tax and Customs Direction. For more information see Note 10 – Taxes.

(d)	Comptroller General of the Republic

Ecopetrol, just like any other state entity in Colombia, is obliged to comply with the requirements set out by the Comptroller General of the Republic and make an annual payment to this entity on account of a maintenance fee. Ecopetrol does not have any other kind of association or commercial relationship with this entity.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.	Joint operations

The Ecopetrol Business Group carries out exploration and production operations through Exploration and Production (E&P) Contracts, Technical Evaluation (TEA) Contracts and Agreements signed with the National Hydrocarbons Agency or ANH, as well as through Partnership Contracts and other types of contracts. The main joint operations in 2018 are as follows:

30.1	Contracts in which Ecopetrol is not the operator

Partners	Contract	Type	% Participation	Geographic area of operations
Occidental Andina LLC	Chipirón Harvest Cravo Norte Rondón	Production	30–40% 30% 50% 50%	Colombia
Chevron Petroleum Group	Guajira	Production	57%	Colombia
Mansarovar Energy Colombia Ltd	Nare	Production	50%	Colombia
Frontera Energy Colombia Corp	Quifa	Production	40%	Colombia
Equion Energy Limited	Piedemonte	Production	50%	Colombia
Perenco Colombia Limited	Casanare Corocora Estero Garcero Orocúe	Production	64% 56% 89% 76% 63%	Colombia
ONGC Videsh Limited	RC–10 Caribbean Round	Exploration	50%	North Caribbean Offshore
Petrobras, Repsol & Statoil	Tayrona	Exploration	30%	North Caribbean Offshore
Repsol & Statoil	TEA GUA OFF–1	Exploration	50%	North Caribbean Offshore
Anadarko	Fuerte Norte	Exploration	50%	North Caribbean Offshore
Shell	Deep Rydberg/Aleatico	Exploration	29%	Gulf of Mexico
Repsol – Leon	Leon	Exploration	40%	Gulf of Mexico
Noble Energy	Gunflint	Production	32%	Gulf of Mexico
Murphy Oil	Dalmatian	Production	30%	Gulf of Mexico
Anadarko	K2	Production	21%	Gulf of Mexico
Equion Energia Limited	Niscota	Production	20%	Colombia
CNOOC – British Petroleum	Pau Brasil	Exploration	20%	Brazil
Chevron	CE–M–715_R11	Exploration	50%	Brazil
PC Carigali Mexico Operations S.A. de C.V. (Petronas)	CNH-R02-L01-A6.CS/2017	Exploration	50%	Mexico
Petroleos Mexicanos (PEMEX)	CNH-R02-L01-A8.CS/2017	Exploration and production	50%	Mexico

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.2	Contracts in which Ecopetrol is the operator

Partners	Contract	Type	% Participation	Geographic area of operations
ExxonMobil Exploration Colombia	VMM29 CR2 C62	Exploration	50%	Colombia
Talisman Colombia Oil	CPO9	Exploration	55%	Colombia
ONGC Videsh Limited Colombia Branch	RC9	Exploration	50%	Colombia
CPVEN Sucursal Colombia	VMM32	Exploration	51%	Colombia
Shell Exploration and Production	CR4	Exploration	50%	Colombia
SK Innovation Co Ltd.	San Jacinto	Exploration	70%	Colombia
Repsol Exploración Colombia S.A.	Catleya	Exploration	50%	Colombia
Emerald Energy PLC Suc. Colombia	Cardon	Exploration	50%	Colombia
Talismán Colombia oil and gas Ltd.	CPO9 – Akacias	Production	55%	Colombia
Occidental Andina LLC	La Cira Infantas Teca	Production	62.1% 82%	Colombia Colombia
Ramshorn International Limited	Guariquies I	Production	50%	Colombia
Equion Energy Limited	Cusiana	Production	98%	Colombia
Perenco Oil And Gas	San Jacinto Rio Paez	Production	18%	Colombia
Cepsa Colombia	San Jacinto Rio Paez	Production	18%	Colombia
Total Colombia	Mundo Nuevo	Exploration	15%	Colombia
Talisman Oil & Gas	Mundo Nuevo	Exploration	15%	Colombia
Lewis	Clarinero	Exploration	50%	Colombia
Maurel & Prom Suramerica	CPO17	Exploration	50%	Colombia
Equion Energia Limited	Alto Magdalena Pipeline	OAM	45%	Colombia
Emerald Energy	Alto Magdalena Pipeline	OAM	45%	Colombia
Frontera Energy	Alto Magdalena Pipeline	OAM	45%	Colombia
ONGC Videsh Limited	Block RC–9 Contract– Caribbean Round No. 37–2007	Exploration	50%	Colombia
JX Nippon	FAZ–M–320_R11	Exploration	70%	Brazil
Ecopetrol	Potiguar	Exploration	100%	Brazil

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.3	Relevant operations during the period

During 2018 and 2017, the following significant events occurred in respect of our joint operations contracts:

(a)	Agreement to acquire 10% of the Saturno Block

In December 2018, the Ecopetrol Business Group entered into an agreement with Shell and Chevron for a 10% interest in the Saturno block, located in the central region of the Santos basin, which was allocated to Shell and Chevron on September 28, 2018 in the Fifth Pre-Salt Round held by the Brazilian National Oil, Natural Gas and Biofuels Agency (ANP).

This deal is subject to approval by the Brazilian Ministry of Mines and Energy and the ANP. Once the respective approvals are forthcoming, the partners’ shares of the block will be the following: Ecopetrol 10%, Shell (operating partner) 45% and Chevron 45%.

(b)	Acquisition of interests in joint operations

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

Transaction costs incurred in the operation amounted to US$0.2 million, recognized in profit or loss for 2017.

During 2018, the Final Settlement Statement was made for COP$12,065 (US COP$4.2 million) recognized as an adjustment to the fair value of interests in joint operations.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.	Information by segments

A description of the Ecopetrol Business Group’s business segments is in Note 4.19 – Information by business segment.

31.1	Statement of profit or loss

The following segment information is reported based on the information used by the Board of Directors as the top body to make strategic and operational decisions of these business segments. The performance of the segments are based primarily on an analysis of income, costs, expenses and results for the period generated by each segment which are regularly monitored.

The information disclosed in each segment is presented net of transactions between the Ecopetrol Business Group companies.

Below are the consolidated statements of profit or loss by segment for the years ended December 31, 2018, 2017 and 2016:

	For the year ended on December 31, 2018
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Third–party sales	30,112,900	34,947,948	3,543,024	-	68,603,872
Inter–segment sales	20,259,864	2,063,425	7,811,143	(30,134,432)	-
Total sales revenue	50,372,764	37,011,373	11,354,167	(30,134,432)	68,603,872
Fixed costs	(8,871,709)	(3,204,791)	(2,805,516)	3,535,979	(11,346,037)
Variable costs	(23,367,475)	(32,453,962)	(596,571)	26,579,666	(29,838,342)
Cost of sales	(32,239,184)	(35,658,753)	(3,402,087)	30,115,645	(41,184,379)
Gross profit	18,133,580	1,352,620	7,952,080	(18,787)	27,419,493

Administrative expenses	(889,293)	(443,880)	(320,498)	(187)	(1,653,858)
Operation and project expenses	(1,993,054)	(668,177)	(263,104)	21,203	(2,903,132)
Impairment of non–current assets	785,940	(984,704)	(169,870)	-	(368,634)
Other operating income and expenses, net	(137,836)	(13,652)	118,905	(2,872)	(35,455)
Operating income (expenses)	15,899,337	(757,793)	7,317,513	(643)	22,458,414
Financial result, net
Financial income	1,099,893	147,689	110,898	(228,917)	1,129,563
Financial expenses	(2,038,312)	(1,295,528)	(407,589)	229,268	(3,512,161)
Foreign exchange gain (loss), net	868,479	(517,410)	21,154	-	372,223
	(69,940)	(1,665,249)	(275,537)	351	(2,010,375)
Share of profits of associates and joint ventures	135,265	27,730	2,841	-	165,836
Income before tax	15,964,662	(2,395,312)	7,044,817	(292)	20,613,875
Income tax	(6,096,591)	420,224	(2,582,118)	-	(8,258,485)
Net profit (loss) for the period	9,868,071	(1,975,088)	4,462,699	(292)	12,355,390
Profit (loss) attributable to:
Group owners of parent	9,930,519	(1,973,075)	3,424,234	(292)	11,381,386
Non–controlling interest	(62,448)	(2,013)	1,038,465	-	974,004
	9,868,071	(1,975,088)	4,462,699	(292)	12,355,390
Supplementary information
Depreciation, depletion and amortization	5,248,364	1,307,216	1,149,270	–	7,704,850

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2017
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Third–party sales	25,004,320	27,343,359	3,606,549	–	55,954,228
Inter–segment sales	11,490,614	1,300,657	6,991,515	(19,782,786)	–
Total sales revenue	36,494,934	28,644,016	10,598,064	(19,782,786)	55,954,228
Fixed costs	8,055,925	2,886,745	2,637,604	(3,239,880)	10,340,394
Variable costs	18,254,159	23,968,650	634,231	(16,289,109)	26,567,931
Cost of sales	26,310,084	26,855,395	3,271,835	(19,528,989)	36,908,325
Gross profit	10,184,850	1,788,621	7,326,229	(253,797)	19,045,903
Administrative expenses	781,386	516,501	466,669	(32)	1,764,524
Operation and project expenses	2,070,916	965,457	142,847	(253,155)	2,926,065
Impairment of non–current assets	(183,718)	(1,067,965)	(59,455)	–	(1,311,138)
Other operating income and expenses, net	(545,218)	11,694	28,121	–	(505,403)
Operating income (expenses)	8,061,484	1,362,934	6,748,047	(610)	16,171,855
Financial result, net
Financial income	1,062,393	164,006	106,659	(173,702)	1,159,356
Financial expenses	(2,288,576)	(1,110,874)	(434,664)	173,513	(3,660,601)
Foreign exchange gain (loss), net	(101,030)	163,992	(57,448)	–	5,514
	(1,327,213)	(782,876)	(385,453)	(189)	(2,495,731)
Share of profits of associates and joint ventures	120,786	15,245	(42,493)	–	93,538
Income before tax	6,855,057	595,303	6,320,101	(799)	13,769,662
Income tax	(3,034,556)	(238,625)	(2,527,087)	–	(5,800,268)
Net profit (loss) for the period	3,820,501	356,678	3,793,014	(799)	7,969,394
Profit (loss) attributable to:
Group owners of parent	3,820,501	358,859	2,999,978	(799)	7,178,539
Non–controlling interest	–	(2,181)	793,036	–	790,855
	3,820,501	356,678	3,793,014	(799)	7,969,394
Supplementary information
Depreciation, depletion and amortization	5,981,294	1,188,871	1,111,182	–	8,281,347

	For the year ended December 31, 2016
	Exploration and Production	Refining and Petrochemicals	Transportation and Logistics	Eliminations	Total
Third–party sales	20,527,332	24,194,024	3,764,205	–	48,485,561
Inter–segment sales	7,693,878	629,690	6,884,571	(15,208,139)	–
Total sales revenue	28,221,210	24,823,714	10,648,776	(15,208,139)	48,485,561
Fixed cost	6,940,074	2,458,745	2,861,269	(2,968,780)	9,291,308
Variable cost	16,032,574	20,385,242	488,522	(11,946,223)	24,960,115
Cost of sales	22,972,648	22,843,987	3,349,791	(14,915,003)	34,251,423
Gross profit	5,248,562	1,979,727	7,298,985	(293,136)	14,234,138
Administrative expenses	832,266	574,413	516,884	(295)	1,923,268
Operation and projects expenses	1,656,960	1,206,718	180,353	(292,344)	2,751,687
Impairment of non–current assets	196,448	773,361	(41,062)	–	928,747
Other operating income and expenses, net	(349,419)	20,947	53,559	801	(274,112)
Operating income (expenses)	2,912,307	(595,712)	6,589,251	(1,298)	8,904,548
Financial result, net
Financial income	983,472	46,469	61,373	220,429	1,311,743
Financial expenses	(2,017,641)	(952,006)	(262,844)	(231,049)	(3,463,540)
Foreign exchange gain (loss), net	923,573	94,715	(41,858)	–	976,430
	(110,596)	(810,822)	(243,329)	(10,620)	(1,175,367)
Share of profit of associates and joint ventures	39,397	22,785	(837)	–	61,345
Income before tax	2,841,108	(1,383,749)	6,345,085	(11,918)	7,790,526
Income tax	(1,518,738)	(446,595)	(2,577,713)	–	(4,543,046)
Net profit (loss) for the period	1,322,370	(1,830,344)	3,767,372	(11,918)	3,247,480
Income attributable to:
Group owners of parent	1,322,370	(1,823,020)	2,960,449	(11,918)	2,447,881
Non–controlling interest	–	(7,324)	806,923	–	799,599
	1,322,370	(1,830,344)	3,767,372	(11,918)	3,247,480
Supplementary information
Depreciation, depletion and amortization	5,482,827	1,145,780	978,393	–	7,607,000

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.2	Sales by product

The sales by product for each segment are detailed below for the years ended December 31, 2018, 2017 and 2016:

	For the year ended on December 31, 2018
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Local sales
Mid–distillates	725	11,662,476	-	(77,009)	11,586,192
Gasoline and turbo fuel	-	9,690,113	-	(1,737,261)	7,952,852
Transport service	37,279	36,321	11,089,012	(7,631,208)	3,531,404
Natural gas	2,535,658	-	-	(649,812)	1,885,846
Plastic and rubber	-	822,367	-	-	822,367
Crude	20,142,527	-	-	(19,592,048)	550,479
LPG and propane	245,875	329,569	-	(805)	574,639
Fuel oil	20,391	489,091	-	-	509,482
Asphats	26,406	309,020	-	-	335,426
Aromatics	-	282,545	-	-	282,545
Polyethylene	-	270,887	-	-	270,887
Services	103,522	190,612	265,059	(319,783)	239,410
Other income gas contracts	156,031	-	-	-	156,031
Other products	11,484	604,530	-	(126,507)	489,507
	23,279,898	24,687,531	11,354,071	(30,134,433)	29,187,067
Recognition of price differential	-	3,835,533	-	-	3,835,533
	23,279,898	28,523,064	11,354,071	(30,134,433)	33,022,600
Foreign sales
Crude	26,898,737	-	-	-	26,898,737
Diesel	-	3,050,839	-	-	3,050,839
Fuel oil	-	2,053,594	-	-	2,053,594
Gasoline and turbo fuels	-	1,782,194	-	-	1,782,194
Plastic and rubber	-	1,268,582	-	-	1,268,582
Natural gas	27,899	-	-	-	27,899
LPG and propane	20,212	-	-	-	20,212
Cash flow hedge for future exports – Reclassification to profit or loss	128,404	-	-	-	128,404
Other products	17,614	333,101	96	-	350,811
	27,092,866	8,488,310	96	-	35,581,272
	50,372,764	37,011,374	11,354,167	(30,134,433)	68,603,872

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2017
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Local sales
Mid–distillates	1,334	9,588,992	-	-	9,590,326
Gasoline and turbo fuel	-	8,052,289	-	(1,062,102)	6,990,187
Transport service	41,157	41,998	10,277,921	(6,771,523)	3,589,553
Natural gas	2,540,233	4	-	(724,483)	1,815,754
Plastic and rubber	-	833,982	-	-	833,982
Crude	11,668,529	-	-	(10,758,658)	909,871
LPG and propane	199,796	309,823	-	-	509,619
Fuel oil	14,758	339,300	-	-	354,058
Asphats	34,834	240,969	-	-	275,803
Aromatics	-	217,418	-	-	217,418
Polyethylene	-	167,348	-	-	167,348
Services	140,227	179,912	319,776	(356,116)	283,799
Other income gas contracts	188,195	-	-	-	188,195
Other products	11,107	379,023	-	(109,904)	280,226
	14,840,170	20,351,058	10,597,697	(19,782,786)	26,006,139
Recognition of price differential	-	2,229,953	-	-	2,229,953
	14,840,170	22,581,011	10,597,697	(19,782,786)	28,236,092
Foreign sales
Crude	21,426,666	52,397	-	-	21,479,063
Diesel	-	1,213,740	-	-	1,213,740
Fuel oil	-	1,982,408	-	-	1,982,408
Gasoline and turbo fuels	-	1,223,994	-	-	1,223,994
Plastic and rubber	-	1,169,101	-	-	1,169,101
Natural gas	32,303	-	-	-	32,303
LPG and propane	15,631	-	-	-	15,631
Cash flow hedge for future exports – Reclassification to profit or loss	160,772	-	-	-	160,772
Other products	19,392	421,365	367	-	441,124
	21,654,764	6,063,005	367	-	27,718,136
	36,494,934	28,644,016	10,598,064	(19,782,786)	55,954,228

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2016
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Local sales
Mid–distillates	-	8,553,503	-	-	8,553,503
Gasoline and turbo fuel	-	6,465,939	-	(373,200)	6,092,739
Transport service	73,247	41,736	10,283,338	(6,580,330)	3,817,991
Natural gas	2,383,323	11,763	-	(406,750)	1,988,336
Plastic and rubber	-	724,708	-	-	724,708
Crude	5,284,554	-	-	(4,730,888)	553,666
LPG and propane	90,783	319,643	-	(4,557)	405,869
Fuel oil	1,382	146,866	-	-	148,248
Asphats	31,277	309,123	-	-	340,400
Aromatics	-	186,228	-	-	186,228
Polyethylene	20	203,939	-	-	203,959
Services	133,429	152,028	301,088	(361,252)	225,293
Other income gas contracts	271,337	-	-	-	271,337
Other products	20,165	313,603	63,537	(212,432)	184,873
	8,289,517	17,429,079	10,647,963	(12,669,409)	23,697,150
Recognition of price differential	-	1,048,022	-	-	1,048,022
	8,289,517	18,477,101	10,647,963	(12,669,409)	24,745,172
Foreign sales
Crude	17,266,094	-	-	12,485	17,278,579
Diesel	-	1,604,498	-	-	1,604,498
Fuel oil	-	2,158,539	-	-	2,158,539
Gasoline and turbo fuels	-	1,046,758	-	-	1,046,758
Plastic and rubber	-	1,171,342	-	-	1,171,342
Natural gas	58,809	-	-	-	58,809
LPG and propane	6,343	2,225	-	-	8,568
Cash flow hedge for future exports – Reclassification to profit or loss	33,074	-	-	-	33,074
Other products	2,567,372	363,252	813	(2,551,215)	380,222
	19,931,692	6,346,614	813	(2,538,730)	23,740,389
	28,221,209	24,823,715	10,648,776	(15,208,139)	48,485,561

31.3	Capital expenditures by segments

The following are the investments amounts made by each segment for the years ended December 31, 2018, 2017 and 2016:

2018	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Total
Property, plant and equipment	2,071,604	702,247	529,078	3,302,929
Natural and environmental resources	5,051,828	-	-	5,051,828
Intangibles	56,755	20,203	28,711	105,669
	7,180,187	722,450	557,789	8,460,426

2017	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Total
Property, plant and equipment	927,282	606,749	829,252	2,363,283
Natural and environmental resources	3,568,355	–	–	3,568,355
Intangibles	154,155	4,941	16,772	175,868
	4,649,792	611,690	846,024	6,107,506

2016	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Total
Property, plant and equipment	1,208,464	1,099,850	1,338,615	3,646,929
Natural and environmental resources	2,121,295	–	–	2,121,295
Intangibles	53,774	10,274	5,205	69,253
	3,383,533	1,110,124	1,343,820	5,837,477

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.	Subsequent events

No events subsequent to the date of approval of these Consolidated Financial Statements have been presented.

33.	Supplemental information on oil and gas producing activities (unaudited)

The information in this note is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements.”

In accordance with the requirements of the United States Securities and Exchange Commission (SEC), Rule 4–10(a) of Regulation S–X, Release 33–8879, Accounting Standards Codification 932 and the ASU– 2010–03 “Oil and Gas reserve Estimation and Disclosures” rule, this section provides supplemental information on oil and gas exploration and producing activities of the Ecopetrol Business Group. The information included in sections (a) to (c) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in sections (d) and (e) presents information on Ecopetrol’s estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves and changes in estimated discounted future net cash flows.

The following information corresponds to Ecopetrol’s oil and gas producing activities as of December 31 2018, 2017 and 2016, and includes information related to the Ecopetrol Business Group’s consolidated subsidiaries, as well as its investments the joint ventures Equion Energía Limited and Offshore International Group. The oil and gas exploration and production activities of these two joint ventures are immaterial, as such the corresponding information has not been disclosed separately.

Under the SEC final rule optional disclosure of possible and probable reserves is allowed but, the Ecopetrol Business Group opted not to do so. Ecopetrol estimated its reserves without considering non–traditional resources.

33.1	Capitalized costs relating to oil and gas exploration and production activities

	2018	2017	2016
Natural and environmental properties	53,752,436	48,129,595	47,097,475
Wells, equipment and facilities – property, plant and equipment	29,416,081	30,405,565	29,931,039
Exploration and production projects	8,463,584	6,632,812	6,855,832
Accumulated depreciation, depletion and amortization	(55,689,222)	(51,791,897)	(49,714,944)
Net capitalized cost	35,942,879	33,376,075	34,169,402

It includes information of the Exploration and Production segment subsidiaries and joint ventures.

In accordance with IAS 37, costs capitalized to natural and environmental properties include provisions for asset retirement obligations of COP$1,076,116, COP$598,125 and COP$766,909 during 2018, 2017 and 2016, respectively.

33.2	Costs incurred in oil and gas exploration and developed activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding period.

	2018	2017	2016
Acquisition of proved properties(1)	–	591,875	–
Acquisition of unproved properties(2)	81,295	164,180	–
Exploration costs	1,197,946	1,095,588	852,097
Development costs	6,346,276	3,599,385	2,190,426
	7,625,517	5,451,028	3,042,523

(1)	On December 11, 2017, Ecopetrol América Inc. acquired the 11.6% interest in the K2 oil field in the Gulf of Mexico from MCX; increasing its share from 9.2% to 20.8%.

(2)	On September 2018, Ecopetrol Oleo e Gas do Brasil acquired the 20% interest in the Pau Brasil oil field in the Basin of Santos. As of December 2017, the investments were mainly made by Ecopetrol América Inc. in offshore exploration projects of the Warrior and Rydberg wells.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.3	Results of operations for oil and gas exploration and production activities

The Ecopetrol Business Group’s results of operations from oil and gas exploration and production activities for the years ended December 31, 2018, 2017 and 2016 are as follows:

	2018	2017	2016
Net revenues
Sales	39,633,866	29,823,565	21,322,662
Transfers	11,794,014	7,518,216	7,734,195
	51,427,880	37,341,781	29,056,857
Production costs(1)	8,337,413	6,535,794	5,785,950
Depreciation, depletion and amortization(2)	5,591,774	6,349,382	5,927,466
Other production costs(3)	18,918,275	14,066,593	12,370,540
Exploration expenses(4)	1,387,463	1,342,952	730,393
Other expenses(5)	1,036,983	882,743	1,684,590
	35,271,908	29,177,464	26,498,939
Income before income tax expense	16,155,972	8,164,317	2,557,918
Income tax expense	(6,303,251)	(3,678,955)	(1,367,357)
Results of operations for exploration and production activities	9,852,721	4,485,362	1,190,561

(1)	Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities including costs such as operating labor, materials, supplies, and fuel consumed in operations and the costs of operating natural gas liquids plants. In addition, they include expenses related to the asset retirement obligations that were recognized during 2018, 2017 and 2016 of COP$187,340, COP$380,810 and COP$305,653, respectively.

(2)	In accordance with IAS 37 the expense related to asset retirement obligations that were recognized during 2018, 2017 and 2016 in depreciation, depletion and amortization, were COP$180,193, COP$179,601 and COP$188,370, respectively.

(3)	Corresponds to transportation costs and naphtha that are not part of the Ecopetrol Business Group’s lifting cost.

(4)	Exploration expenses include the costs of geological and geophysical activities, as well as the non–productive exploratory wells.

(5)	Corresponds to administration and marketing expenses.

During 2018, 2017 and 2016, the Ecopetrol Business Group transferred approximately 22.9%, 20.1% and 17.7%, respectively, of its crude oil and gas production; (percentages based on the value sales in Colombian pesos) to intercompany business units. Those transfers were 51.8%, 48.4% and 46.1%, respectively, of crude oil and gas production volume (including Reficar).

The intercompany transfers were realized at market prices.

33.4	Reserve information

The Ecopetrol Business Group follows international standards for estimating, classifying and reporting reserves framed under SEC definitions. Corporate Reserve Management of Ecopetrol, Upstream Management and the Vice-Presidency of Development and Production, present the reserves balance to the Board of Directors for approval.

The reserves were estimated at a level of 99% by specialized firms: DeGolyer and MacNaughton and Ryder Scott Company, Gaffney Cline & Associates and Sproule International Limited. According to these certifications the reserves report complies with the content and guidelines set forth in Rule 4–10 of Regulation S–X issued by the United States SEC.

The following information relates to the net proven reserves owned by the Ecopetrol Business Group in 2018, 2017 and 2016, and corresponds to the official reserves statements prepared by the Ecopetrol Business Group:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2018			2017			2016
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)
Proved reserves:
Opening balance	1,088	3,254	1,659	1,033	3,218	1,598	1,239	3,479	1,849
Revisions of previous estimates(1)	121	(4)	121	124	294	175	(50)	(23)	(54)
Improved recovery	128	4	129	72	4	73	11	1	11
Purchases	-	-	-	3	2	4	–	–	–
Extensions and discoveries	54	18	57	44	–	43	22	25	27
Production	(191)	(270)	(239)	(188)	(264)	(234)	(189)	(264)	(235)
Closing balance	1,200	3,002	1,727	1,088	3,254	1,659	1,033	3,218	1,598
Proved developed reserves:
Opening balance	818	3,158	1,372	779	3,131	1,329	913	3,176	1,470
Closing balance	883	2,882	1,389	818	3,158	1,372	779	3,131	1,329
Proved undeveloped reserves:
Opening balance	270	96	287	254	87	269	326	303	379
Closing balance	317	119	338	270	96	287	254	87	269

(1)	Represents changes in previous proved reserves, upward or downward, resulting from new information (except for an increase in proved area), usually obtained from development drilling and production history or result from changes in economic factors.

For additional information about the changes in Proved Reserves and the process for estimating reserves, see section 3.4.3 – Business Overview – Exploration and Production – Reserves.

33.5	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows related to the above proved crude oil and natural gas reserves is calculated in accordance with the requirements of ASU 2010–03. Estimated future cash inflows from production under SEC requirements are computed by applying unweighted arithmetic average of the first–day–of–the–month for oil and gas price to year–end quantities of estimated net proved reserves, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. In our view, the information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

	2018	2017	2016
Future cash inflows	275,046,421	182,114,282	140,458,230
Future costs
Production	(90,176,326)	(70,159,534)	(60,705,779)
Development	(21,945,453)	(14,860,992)	(12,005,835)
Income taxes	(41,102,015)	(23,660,328)	(15,400,000)
Future net cash flow	121,822,627	73,433,428	52,346,616
10% discount factor	(35,518,187)	(22,216,583)	(18,221,004)
Standardized measure of discounted net cash flows	86,304,440	51,216,845	34,125,612

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following are the principal sources of change in the standardized measure of discounted net cash flows in 2018, 2017 and 2016:

	2018	2017	2016
Net change in sales and transfer prices and in production cost (lifting) related to future production	79,632,263	26,918,170	3,603,876
Changes in estimated future development costs	(13,141,340)	(1,978,913)	(4,767,340)
Sales and transfer of oil and gas produced, net of production costs	(43,090,467)	(30,805,987)	(23,270,907)
Net change due to extensions, discoveries and improved recovery (1)	8,496,249	3,226,852	326,854
Net change due to purchase and sales of minerals in place	-	211,777	(83,450)
Net change due to revisions in quantity estimates	10,163,131	9,090,882	(2,570,103)
Previously estimated development costs incurred during the period	12,505,421	3,482,570	5,042,697
Accretion of discount	6,771,897	4,416,512	5,423,781
Timing and other (1)	(13,633,228)	8,991,981	6,221,902
Net change in income taxes	(12,616,331)	(6,462,611)	9,364,255
Aggregate change in the standardized measure of discounted future net cash flows for the year	35,087,595	17,091,233	(708,435)

(1) For comparative purposes, figures as of December 2017 and 2016 were reclassified.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1 – Consolidated subsidiaries, associates and joint ventures

Consolidated subsidiary companies (1/2)

Company	Functional currency	Ownership interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Equity	Profit (loss) of the year	Total assets	Total liabilities
Refinería de Cartagena S.A.S.	U.S. dollar	100%	Refining of hydrocarbons, commercialization and distribution of products	Colombia	Colombia	17,075,400	(1,479,448)	26,251,879	9,176,479
Cenit Transporte y Logística S.A.S.	Colombian peso	100%	Storage and transport by pipelines of hydrocarbons	Colombia	Colombia	14,566,611	3,566,742	16,343,576	1,776,965
Oleoducto Central S. A. - Ocensa	U.S. dollar	72.65%	Transportation by crude oil pipelines	Colombia	Colombia	3,431,369	1,976,554	6,550,710	3,119,341
Ecopetrol Global Energy S.L.U	U.S. dollar	100%	Investment vehicle	Spain	Spain	2,777,401	(757,450)	2,777,806	405
Hocol Petroleum Limited - HPL	U.S. dollar	100%	Investment vehicle	Bermuda	Bermuda	2,602,760	210,443	2,602,852	92
Ecopetrol América Inc.	U.S. dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	2,571,983	(603,957)	3,015,656	443,673
Hocol S.A.	U.S. dollar	100%	Exploration, exploitation and production of hydrocarbons	Cayman Islands	Colombia	1,843,876	208,026	2,709,974	866,098
Propilco S.A.	U.S. dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	1,515,393	165,670	2,024,401	509,008
Ecopetrol Capital AG	U.S. dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Business Group.	Switzerland	Switzerland	1,493,572	129,343	6,544,222	5,050,650
Andean Chemicals Ltd.	U.S. dollar	100%	Investment vehicle	Bermuda	Bermuda	1,183,536	(376,664)	1,184,667	1,131
Oleoducto Bicentenario de Colombia S.A.S.	Colombian peso	55.97%	Transportation by crude oil pipelines	Colombia	Colombia	1,243,689	495,107	3,464,898	2,221,209
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian peso	65%	Transportation by crude oil pipelines	Panama	Colombia	1,083,479	416,347	1,887,076	803,597

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Consolidated subsidiaries (2/2)

Company	Functional currency	Ownership interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Equity	Profit (loss) of the year	Total assets	Total liabilities
Black Gold Re Ltd.	U.S. dollar	100%	Reinsurer for companies of the Ecopetrol Business Group	Bermuda	Bermuda	691,710	28,303	905,207	213,497
Oleoducto de Colombia S.A. – ODC	Colombian peso	73%	Transportation by crude oil pipelines	Colombia	Colombia	382,937	265,460	593,387	210,450
Bioenergy S.A.	Colombian peso	99.35%	Production of biofuels	Colombia	Colombia	170,227	(308,331)	249,155	78,928
COMAI - Compounding and Masterbatching Industry	Colombian peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	149,876	122,537	202,175	52,299
Ecopetrol Oleo é Gas do Brasil Ltda.	Brazilian real	100%	Exploration and exploitation of hydrocarbons	Brazil	Brazil	125,745	(70,052)	140,372	14,627
Bioenergy Zona Franca S.AS.	Colombian peso	99.35%	Production of biofuels	Colombia	Colombia	100,297	(202,061)	530,651	430,354
Ecopetrol del Perú S.A.	U.S. dollar	100%	Exploration and exploitation of hydrocarbons	Peru	Peru	51,888	(1,353)	55,715	3,827
ECP Hidrocarburos de México S.A. de CV	U.S. dollar	100%	Offshore exploration	Mexico	Mexico	25,836	(80,845)	42,907	17,071
Ecopetrol Costa Afuera S.A.S.	Colombian peso	100%	Offshore exploration	Colombia	Colombia	12,505	(4,427)	31,520	19,015
Esenttia Resinas del Perú SAC	U.S. dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	4,694	404	26,517	21,823
Ecopetrol Energía S.A.S E.S.P.	Colombian peso	100%	Energy supply service	Colombia	Colombia	3,414	414	45,953	42,539
Ecopetrol Germany Gmbh (***)	U.S. dollar	100%	Exploration and exploitation of hydrocarbons	Germany	Angola	2,277	(254)	2,632	355

*** Company in liquidation process.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Associated companies and joint ventures

Company	Functional currency	Ownership interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Equity	Profit (loss) of the year	Total assets	Total liabilities
Associates
Invercolsa S.A. (1)	Colombian peso	43%	Holding with investments in transportation and distribution companies of natural gas and LPG in Colombia	Colombia	Colombia	510,116	240,949	560,536	50,420
Serviport S.A. (2)	Colombian peso	49%	Services for the support of loading and unloading of oil ships, supply of equipment, technical inspections and load measurements	Colombia	Colombia	22,882	2,862	67,222	44,340
Sociedad Portuaria Olefinas y Derivados S.A. (1)	Colombian peso	50%	Construction, use, maintenance and administration of port facilities, ports, private docks	Colombia	Colombia	3,173	308	6,145	2,972

Joint ventures
Equion Energía Limited	U.S. dollar	51%	Exploration, exploitation and production of hydrocarbons	United Kingdom	Colombia	1,939,686	421,511	2,567,950	628,264
Offshore International Group	U.S. dollar	50%	Exploration, exploitation and production of hydrocarbons	United States	Peru	771,492	(322,969)	1,878,508	1,107,016
Ecodiesel Colombia S.A.	Colombian peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	82,608	12,846	119,991	37,383

(1)	Information available as of November 30, 2018.

(2)	Information available as of September 30, 2018.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 2 – Conditions of the most significant loans

Class of credit	Company	Initial date	Expiry date	Currency	Disbursement		Outstanding balance Dec 31, 2018	Outstanding balance Dec 31, 2017	Typo de interest	Amortization of the principal	Payment of interest

		dec-10	dec-20	COP	479,900		479,900	479,900	Floating	Bullet	Half-yearly
		dec-10	dec-40	COP	284,300		284,300	284,300	Floating	Bullet	Half-yearly
Bonds, domestic	Ecopetrol S.A.	aug-13	aug-23	COP	168,600		168,600	168,600	Floating	Bullet	Half-yearly
currency		aug -13	aug-28	COP	347,500		347,500	347,500	Floating	Bullet	Half-yearly
		aug -13	aug-43	COP	262,950		262,950	262,950	Floating	Bullet	Half-yearly
Local currency syndicated	Oleoducto Bicentenario ODL - Oleoducto de los	jul-12	jul-24	COP	2,100,000		1,191,050	1,373,750	Floating	Quarterly	Quarterly
loan	Llanos Orientales S.A.	aug -13	aug-20	COP	800,000		224,000	352,000	Floating	Quarterly	Quarterly
		sep-13	sep-23	USD	1,300	**	1,300	1,300	Fixed	Bullet	Half-yearly
		sep-13	sep-43	USD	850		850	850	Fixed	Bullet	Half-yearly
Bonds, foreign	Ecopetrol S.A.	may-14	may-45	USD	2,000		2,000	2,000	Fixed	Bullet	Half-yearly
currency		sep-14	may-25	USD	1,200		1,200	1,200	Fixed	Bullet	Half-yearly
		jun-15	jun-26	USD	1,500		1,500	1,500	Fixed	Bullet	Half-yearly
		jun-16	sep-23	USD	500		500	500	Fixed	Bullet	Half-yearly
	Oleoducto Central S.A.	may-14	may-21	USD	500		500	500	Fixed	Bullet	Half-yearly
International		dec-17	dec-27	USD	2,001		1,742	1,941	Fixed	Half-yearly	Half-yearly
commercial credits -		dec-17	dec-27	USD	76		66	73	Floating	Half-yearly	Half-yearly
Refinería de	Ecopetrol S.A.	dec-17	dec-27	USD	73		63	71	Fixed	Half-yearly	Half-yearly
Cartagena		dec-17	dec-27	USD	159		138	154	Floating	Half-yearly	Half-yearly
		dec-17	dec-25	USD	359		321	344	Floating	Half-yearly	Half-yearly

** Financial debt designated as hedging instrument (see Note 28.1).

9.	Signature Page

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ecopetrol S.A.

By:	/s/ Felipe Bayón Pardo
	Name:	Felipe Bayón Pardo
	Title:	Chief Executive Officer

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Dated: April 5, 2019

158

10.	Exhibits

Exhibit No.	Description
1.1	Amended and Restated Bylaws of Ecopetrol S.A., dated March 29, 2019 (English Translation).
4.1	Transportation Agreement between Ecopetrol S.A. and Oleoducto Central S.A., dated March 31, 1995 (incorporated by reference to Exhibit 4.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on September 12, 2008 (File No. 001-34175)) (English Translation).
4.2	Supplementary Agreement to Transportation Agreement between Ecopetrol S.A. and Oleoducto Central S.A., dated January 17, 2013 (incorporated by reference to Exhibit 4.2 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.3	Natural Gas Transportation Agreement between Ecopetrol S.A. and Transportadora de Gas del Interior S.A. ESP, dated October 1, 2008 (incorporated by reference to Exhibit 4.3 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.4	Supplementary Agreement No. 1, dated December 5, 2008, to the Natural Gas Transportation Agreement between Ecopetrol S.A. and Transportadora de Gas del Interior S.A. ESP, dated October 1, 2008 (incorporated by reference to Exhibit 4.4 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.5	Supplementary Agreement No. 2, dated April 11, 2012, to the Natural Gas Transportation Agreement between Ecopetrol S.A. and Transportadora de Gas Internacional S.A. E.S.P., dated October 1, 2008 (incorporated by reference to Exhibit 4.5 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.6	Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.6 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.7	Refined Products Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.7 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.8	Indenture, dated as of July 23, 2009, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form F-4 filed with the U.S. Securities and Exchange Commission on July 31, 2009 (File No. 333-160965)).
4.9	Bicentenario Transport Contract between Oleoducto Bicentenario de Colombia S.A.S. and Ecopetrol S.A., dated June 20, 2012 incorporated by reference to Exhibit 4.9 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 25, 2014 (File No. 001-34175)) (English Translation).
4.10	Amendment No. 1 to the Indenture, dated as of June 26, 2015, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.10 on Form 6-K of the Company furnished to the U.S. Securities and Exchange Commission on June 25, 2015 (File No. 001-34175)).
4.11	Supplementary Agreement No. 2, dated March 28, 2014, to the Bicentenario Transport Contract between Oleoducto Bicentenario de Colombia S.A.S. and Ecopetrol S.A., dated June 20, 2012 (incorporated by reference to Exhibit 4.11 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016 (File No. 001-34175)) (English Translation).
4.12	Supplementary Agreement No. 4, dated April 6, 2015, to the Bicentenario Transport Contract between Oleoducto Bicentenario de Colombia S.A.S. and Ecopetrol S.A., dated June 20, 2012 (incorporated by reference to Exhibit 4.12 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28,2016 (File No. 001-34175)) (English Translation).
4.13	Amendment No. 6, dated April 25, 2016, to the Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (English Translation).
4.14	Amendment No. 7, dated December 28, 2016, to the Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (English Translation).
8.1	List of subsidiaries of Ecopetrol S.A.
12.1	Section 302 Certification of the Chief Executive Officer.

159

12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Officer Certification.
23.1	Consent of Ernst & Young Audit S.A.S.
23.2	Consent of Ryder Scott LP.
23.3	Consent of Sproule International Limited.
23.4	Consent of DeGolyer and MacNaughton.
23.5	Consent of Gaffney, Cline & Associates.
99.1	Third-Party Reserve Report of Ryder Scott Company, L.P.
99.2	Third-Party Reserve Report of Sproule International Limited.
99.3	Third-Party Reserve Report of DeGolyer and MacNaughton.
99.4	Third-Party Reserve Report of Gaffney, Cline & Associates.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL 101.DEF 101.LAB	XBRL Taxonomy Extension Calculation Linkbase Document XBRL Taxonomy Extension Definition Linkbase Document XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

11.	Cross-reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. Selected Financial Data	1.3
	B. Capitalization and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	5.1
Item 4.	Information on the Company	Note 1 to the consolidated financial statements
	A. History and Development of the Company	2.1; 3.1; Note 1 to the consolidated financial statements
	B. Business Overview	2; 3.3 – 3.9; 4.5.1
	C. Organizational Structure	3.2
	D. Property, Plants and Equipment	3.4 – 3.6; 4.6.2; Notes 13, 14 and 15 to the consolidated financial statements
	E. Oil and Gas Disclosures	3.3 – 3.6; Notes 13, 14 and Supplemental information on Oil and Gas producing activities (unaudited by EY) to the consolidated financial statements
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	3.8; 4; 5.1; 5.2
	B. Liquidity and Capital Resources	2.1; 4.6; 4.8; Consolidated statements of cash flow and Notes 9, 18, 27 and 28.5 to the consolidated financial statements
	C. Research and development, Patents and Licenses, etc.	3.7; Note 15 to the consolidated financial statements
	D. Trend Information	4.10
	E. Off-Balance Sheet Arrangements	4.9
	F. Tabular Disclosure of Contractual Obligations	4.8
	G. Safe Harbor	1.2

160

Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	7.3; 7.5
	B. Compensation	7.6; Notes 4, 20 and 29 to the consolidated financial statements
	C. Board Practices	7.3
	D. Employees	3.12
	E. Share Ownership	7.7
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	6.3; 6.8; 7.7
	B. Related Party Transactions	3.10; Note 29 to the consolidated financial statements
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	4; 5.3; 6.2; 8
	B. Significant Changes	7.8; Note 35 to the consolidated financial statements
Item 9.	The Offer and Listing
	A. Offer and Listing Details	6.3
	B. Plan of Distribution	N/A
	C. Markets	6.3
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	7.1
	C. Material Contracts	3.4.4; 4.8; Exhibits 4.1 – 4.14
	D. Exchange Controls	5.1.4; 6.6
	E. Taxation	4.2.1; 6.5; Note 10 to the consolidated financial statements
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	1.1
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	4.10; 5.1.1; 5.2.1; 5.2.3; Note 28 to the consolidated financial statements
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	N/A
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	6.4
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	5.2; 7.8
Item 16A.	Audit Committee Financial Expert	7.3.2
Item 16B.	Code of Ethics	7.2; 7.4
Item 16C.	Principal Accountant Fees and Services	7.8
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	N/A
Item 16F.	Changes in Registrant’s Certifying Accountant	7.8
Item 16G.	Corporate Governance	7.4
Item 16H.	Mine Safety Disclosure	N/A
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	8
Item 19.	Exhibits	10

161