Form 20-F
period 2019-12-31
ECOPETROL S.A.
filed 2020-04-01
CIK 1444406

As filed with the Securities and Exchange Commission on March 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO
SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number: 001-34175

ECOPETROL S.A.
(Exact name of Registrant as specified in its charter)

N /A
(Translation of Registrant’s name into English)

REPUBLIC OF COLOMBIA
(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24
BOGOTA – COLOMBIA
(Address of principal executive offices)
Tel. (571) 234 4000

Lina María Contreras Mora

Investor Relations Officer
investors@ecopetrol.com.co
Tel. (571) 234 5190
Carrera 13 N.36-24 Piso 7
Bogota, Colombia
(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered:
American Depository Shares (as evidenced by American Depository Receipts), each representing 20 common shares par value COP$609 per share	EC	New York Stock Exchange
Ecopetrol common shares par value COP$609 per share		New York Stock Exchange (for listing purposes only)
5.875% Notes due 2023	EC23	New York Stock Exchange
4.125% Notes due 2025	EC25	New York Stock Exchange
5.375% Notes due 2026	EC26	New York Stock Exchange
7.375% Notes due 2043	EC43	New York Stock Exchange
5.875% Notes due 2045	EC45	New York Stock Exchange

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

☒ Yes     ☐No

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

☐ Yes     ☒ No

Annual Report on Form 20-F 2019

i

v

1.	Introduction

1.1	About This Annual Report

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

Unless the context otherwise requires, the terms “Ecopetrol,” “we,” “us,” “our,” “Ecopetrol Group,” or the “Company” are used in this annual report to refer to Ecopetrol S.A. and its subsidiaries on a consolidated basis.

For purposes of the section Business Overview—Exploration and Production, “we” refers to Ecopetrol S.A., its subsidiaries and the partnerships in which Ecopetrol has an interest.

References to the Nation in this annual report relate to the Republic of Colombia (Colombia), our controlling shareholder. References made to the Colombian government or the Government correspond to the executive branch including the President of Colombia, the ministries and other governmental agencies responsible for regulating our business.

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

Our forward-looking statements and sensitivity analysis are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

•	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;

•	competition;

•	our ability to obtain financing;

•	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;

•	uncertainties inherent in making estimates of our reserves;

•	significant political, economic and social developments in Colombia and other countries where we do business;

•	natural disasters, pandemics and other health events, military operations, terrorist acts, wars or embargoes;

•	regulatory developments, including regulations related to climate change;

•	receipt of government approvals and licenses;

•	technical difficulties; and

•	other factors discussed in section Risk Review—Risk Factors of this document as “Risk Factors.”

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

Table 1 – Selected Operating Data

Operating Information	2019	2018	2017	2016	2015
Oil and gas production (mboed)	725.1	720.4	715.1	717.9	760.7
Proved oil and gas reserves (Mmboe)(1)	1,893	1,727	1,659	1,598	1,849
Exploratory Wells(2)	20	17	20	6	5
Refinery Through-put (bpd)(3)	375,754	375,666	347,483	332,751	234,861
1P Reserves replacement ratio	169%	129%	126%	(7)%	6%

(1)	Proved oil and gas reserves include natural gas royalties and exclude crude oil royalties.
(2)	Gross exploratory wells.
(3)	Refinery throughput includes the Barrancabermeja, Reficar, Apiay and Orito refineries. Reficar operations were shut down in March 2014 for the expansion and modernization plan. The new crude unit began start-up process in October 2015. During 2016, Reficar was undergoing the unit startup phase and commenced full operation in July 2016. The refinery’s global performance testing was successfully completed in the fourth quarter of 2017, resulting in the start of the refinery’s optimization and continuous operation stage. During 2018, Reficar continued its optimization phase.

Financial Information

International Financial Reporting Standards (IFRS)

(Expressed in millions of Colombian Pesos, except for the net income per share and net operating income per share, which are expressed in Colombian Pesos)

Table 2 – Selected Financial Data

Financial Information	2019	2018	2017	2016	2015
Revenue	71,488,512	68,603,872	55,954,228	48,485,561	52,347,271
Operating income	21,027,158	22,458,414	16,171,855	8,904,548	2,131,165
Net income (loss) attributable to Ecopetrol’s shareholders	13,744,011	11,381,386	7,178,539	2,447,881	(7,193,859)
Net operating income per share	511	546	393	217	51.8
Weighted average number of shares outstanding	41,116,694,690	41,116,694,690	41,116,694,690	41,116,694,690	41,116,694,690
Earnings (loss) per share (basic and diluted)	334	277	175	59.5	(175.0)
Total assets	133,890,296	124,643,498	117,847,412	118,958,977	123,588,190

Total equity	58,231,628	57,107,780	48,215,699	43,560,501	43,100,963
Subscribed and paid-in capital	25,040,067	25,040,067	25,040,067	25,040,067	25,040,068
Number of common shares	41,116,694,690	41,116,694,690	41,116,694,690	41,116,694,690	41,116,694,690
Dividends declared per share	180	314	89	23	-
Total liabilities	75,658,668	67,535,718	69,631,713	75,398,476	80,487,227

Our consolidated financial statements for the years ended December 31, 2015, 2016, 2017, 2018 and 2019 were prepared in accordance with IFRS as issued by IASB. References in this annual report to IFRS mean IFRS as issued by the IASB.

IFRS differs in certain significant aspects from the current reporting standards as in effect in Colombia (Colombian IFRS), which is the accounting standard we use for local reporting purposes. As a result, our financial information presented under IFRS is not directly comparable to our financial information presented under Colombian IFRS. For a description of the differences between Colombian IFRS and IFRS, see section Financial Review—Summary of Differences between Internal Reporting Policies and IFRS.

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

As indicated in IFRS 10 “Consolidated Financial Statements,” we must present our financial information on a consolidated basis as if we were a single entity, combining the financial statements of Ecopetrol S.A. and its subsidiaries line by line, adding assets, liabilities, shareholder’s equity, revenues and expenses of similar nature, removing the reciprocal items among members of the Ecopetrol Group (Ecopetrol Group or EG) and recognizing non-controlling interest. We present our operating information on a consolidated basis in accordance with IFRS.

In this annual report, references to “US$” or “U.S. dollars” are to United States dollars and references to “COP$” “Colombian Peso” or “Colombian Pesos” are to Colombian Pesos, the Ecopetrol Group’s functional and presentation currency under which we prepare our consolidated financial statements. This annual report translates certain Colombian Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such Colombian Peso amounts have been translated at the rate of COP$3,282 per US$1.00, which corresponds to the Tasa Representativa Promedio del Mercado (TRM), or Average Representative Market Exchange Rate, for 2019. Such conversion should not be construed as a representation that the Colombian Peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On March 27, 2020, the Representative Market Exchange Rate was COP$3,996 per US$1.00.

Certain figures shown in this annual report have been subject to rounding adjustments, and, accordingly, certain totals may therefore not precisely equal the sum of the numbers presented. In this annual report a billion is equal to one with nine zeros.

2.	Strategy and Market Overview

The US-China trade war escalated in 2019 and increased average tariffs between the two nations (U.S. tariffs to China rose from 12.0% to 21.0%, and Chinese tariffs to the U.S. from 16.5% to 21.1% in each case from 2018 to 2019), affecting global confidence. Global industrial production entered a downturn, and world trade stagnated with most countries worldwide recording a slowdown in the growth of their economies. In 2019, these factors led to a 0.75 million barrels of oil equivalent per day (mmboepd) growth in oil demand, the lowest growth rate since 2012 when demand increased by 0.60 mmboepd.

World oil supply remained stable in 2019. While the supply of those outside the Organization of the Petroleum Exporting Countries (OPEC) increased by 1.94 mmboepd in 2019, mainly due to higher production in the U.S. (1.62 mmboepd) and Brazil (0.23 mmboepd), the supply from OPEC countries fell by 2.10 mmboepd. In addition to production declines in Saudi Arabia, the decrease in total OPEC output was largely driven by falling production in Venezuela and Iran due, in part, to U.S. sanctions. Crude oil production in Venezuela averaged 0.82 mmboepd in 2019, a decline of 0.57 mmboepd as compared to 2018. In 2019, Iranian crude oil production decreased by 1.21 mmboepd as compared to 2018.

In conclusion, global oil markets were roughly balanced in 2019, as global oil supply declined slightly, and global oil consumption grew at the smallest rate since 2009. However, market pessimism increased in 2019 largely due to trade war fears and a global slowdown, pushing down the price of oil. Brent averaged US$64/Bl in 2019, down from a 2018 average of US$72/Bl.

Graph 1 – Supply/Demand Balance vs ICE Brent Price Evolution

Source: EIA: Short term Energy Outlook

During 2020, international reference prices have been impacted due to the disagreement on production cuts between the Organization of the Petroleum Exporting Countries (OPEC) and Russia, global and regional economic and political developments in the OPEC, and its capacity and decision to increase production levels to gain market share.

Although international oil prices and global demand and supply dynamics are significant factors affecting our business and financial condition, Colombia’s local economic factors have also influenced, and could continue to influence our performance, given that we conduct most of our business in Colombia.

The performance of Colombia’s gross domestic product (GDP) is one of the main drivers of fuel consumption. According to the National Administrative Department of Statistics (DANE for its Spanish acronym), during 2019 Colombia’s GDP grew by 3.3% in real terms, as compared to 2018. The sectors with the greatest growth rates were retail, financial services, and public administration, which had the largest contribution to national GDP. On the other hand, construction had the worst performance.

Local sales of liquid fuels (LPG, diesel, jet and gasoline) increased by 4% in 2019, boosted by increased demand for gasoline and diesel.

Natural gas demand in Colombia decreased by 1.7% in 2019 as compared to 2018 due to lower demand from natural gas fired power plants.

2.1	Our Corporate Strategy

2.1.1	Business Plan

The Ecopetrol Group’s 2020 - 2022 Business Plan (the Plan) is aligned with the strategic priorities of achieving profitable and sustainable growth, using strict capital discipline and cash flow protection, taking into consideration the challenges posed by energy transition, climate change, respect for the environment and biodiversity, the protection and responsible use of water, and the inclusion of an innovation and technology component, leveraging the integrated value generation for the Group.

The Plan includes investments between US$13 and US$17 billion, most of which will be invested in Colombia, aimed at continuing reserves and production growth, the search and development of investment opportunities to leverage portfolio diversification, and ensuring the continuity of the operations. Furthermore, the Plan provides for increased operational sustainability with specific goals of decarbonization, increased use of renewable energy and digital transformation. The Plan is based on a Brent price of US$57/Bl.

Investments in growth (58%) are focused on continuing the profitable development of existing assets and addressing the transition to gas. Investments in operational continuity (26%) are aimed at preserving the value of the assets and providing reliability and integrity to the operation, and the remaining (16%) of investments will boost innovation and technology and decarbonization goals.

Some of the most relevant operational goals of the Plan are expected to: (i) reach organic production levels of between 745 - 800 thousand barrels of oil equivalent per day, (ii) maintain the replacement rate of organic reserves above 100%, without price effect, (iii) realize throughput between 370 - 420 thousand barrels per day for the integrated refining system, (iv) achieve between 1.10 - 1.25 million barrels per day of volumes transported, in line with the expected country’s production and demand for liquid fuels, (v) reduce emissions between 1.8 and 2.0 million metric tons of carbon dioxide equivalent (MmtCO2e) in 2020 and (vi) install approximately 300 Megawatts of renewable energy sources.

Upstream

The Plan allocates 83% of total investments to the upstream segment, prioritizing the development of the Group’s position in strategic assets such as the Piedemonte and Rubiales fields as well as others in the Middle Magdalena Valley and key regions such as Brazil and the Permian Basin. Furthermore, the maturation and development of improved recovery activities will continue. The Plan allocates 72% of upstream investments on projects in Colombia while the remainder will be invested in further developing the Group's international operations.

In terms of exploration, the Plan provides for drilling more than 30 exploratory wells located in the most relevant basins, focused mostly in Colombia and implementing an important seismic survey program. Additionally, the Group expects to continue with the evaluation and development of the offshore gas discoveries made in the Colombian Caribbean through investments totaling US$200 million.

In relation to unconventional reservoirs, the maturation of the initiatives associated with the Comprehensive Research Pilot Project (Proyectos Piloto de Investigación Integral or PPII as per its Spanish acronym) in the Middle Magdalena Valley Basin will continue, and development activities in the Permian Basin in Texas increase.

Downstream

The Plan allocates 11% of investments to the downstream segment, focusing on the use and optimization of the current infrastructure. To this end, we plan to conduct major maintenance and technological updates at the Cartagena and Barrancabermeja refineries as well as implement the Cartagena Refinery’s Original Crude Unit interconnection project. We also plan to expand the Esenttia plant by 70 thousand tons of polypropylene per year. A gross refining margin of between US$10 - US$15 per barrel is expected, with periods of significant volatility.

In an effort to move forward with the production of cleaner fuels for the country, the investments made during the 2020 - 2022 period will consolidate the quality of domestic diesel to between 10 to 15 ppm of sulphur and reduce the sulphur in gasoline to a maximum of 50 ppm. Moreover, we anticipate initiating a project designed to reach levels below 10 ppm in both fuels in the medium term. We already report this quality level for domestic diesel, including the diesel used by mass transport systems such as Transmilenio in Bogotá.

Midstream

The Plan includes allocating 5% of investments to this segment, focused on improving efficiency and synergies in the transportation system as well as capturing investment opportunities in multi-purpose pipelines associated with the increase in domestic fuel demand. To this end, we foresee investments totaling US$300 million. This segment is expected to continue to be an important cash generator.

Technology and Innovation

In terms of technology, our efforts will focus on realizing the feasibility of enhanced oil recovery and unconventional hydrocarbons projects in an effective, environmentally and socially sustainable manner, increasing flexibility and logistical efficiency for the transportation of heavy crudes and increasing energy efficiency, among others. Additionally, we plan to complete the ten key projects on our digital agenda that seek to maximize production, improve the commercialization and refining margin, and digitize financial management.

Emission reduction and water management

In line with the Group’s objectives of reducing the carbon emissions associated with its operations, as well as reducing the vulnerability of its operation and infrastructure to climate change, the Plan allocates between US$320 and US$430 million for investments in projects that help reduce carbon emissions between 200 and 400 kilotons of carbon dioxide equivalents (KtCO2e), in order to reach an annual reduction of between 1.8 and 2.0 million of tons of carbon dioxide equivalents (MtCO2e) in 2022.

In order to enhance integrated water management, wastewater reuse, water security and water governance, the Plan allocates investments of between US$100 and US$150 million in wastewater treatment and final water disposal wells and to provide potable water and sanitation to 900,000 in 40 prioritized municipalities.

Social and Environmental Investment

The Plan expects to allocate between US$350 and US$400 million in funds to our socio-environmental program, designed to help close socioeconomic gaps in Colombia and boost sustainable community development and wellbeing. The priority areas for the socio-environmental investment program are public and community infrastructure, public services, education, sports and health, rural development and business entrepreneurship.

The Plan seeks to maintain leveraging metrics in line with the Company’s investment grade rating and competitive vis-à-vis industry peers.

The Plan emphasizes Ecopetrol's commitment to a safe and sustainable operation, while protecting the environment and the communities in the areas where it operates, and ensuring the satisfaction of its employees, conditions that will help create shared prosperity and constructive dialogue with all its stakeholders.

2.1.2	2020 Investment Plan

In November 2019, the Board of Directors approved between US$4.5 and US$5.5 billion for the 2020 investment plan at US$57/Bl Brent. The Ecopetrol Group plans to produce between 745 and 760 thousand barrels of oil equivalent per day during 2020. Ecopetrol expects to allocate 78% percent of these investments to projects in Colombia and the remainder to positioning and developing the Ecopetrol Group’s operations in the United States, Mexico and Brazil.

On March 16, 2020, Ecopetrol announced a set of actions to address current challenging market conditions, which have resulted, among other matters, in a 60% decline in the Brent crude price as compared to the end of 2019, due to external shocks including the strong increase in the supply of oil and the spread of COVID-19. These measures are part of a phased intervention plan that aims for the Company to adapt in a timely and orderly manner to changing market conditions.

The first stage of this plan includes the following actions:

i.	Effective immediately, a COP$2 trillion cutback in costs and expenses to strengthen Ecopetrol’s competitiveness, including austerity measures, prioritization of operational and administrative activities, and control over operational expenses, such as travel restrictions, sponsorships and involvement in events, among others.

ii.	Implementation of new commercial strategies to maximize the value of the crudes and products sold by the Ecopetrol Group.

iii.	A US$1.2 billion decrease in the 2020 investment plan so that the new range of the investment plan is now US$3.3 - 4.3 billion. The measures adopted aim to intervene in investment opportunities in the early stages, seeking to preserve production and cash flow and maintain the integrity and reliability of investments, including social investment commitments already made.

iv.	Regarding the Earnings Distribution Proposal reported to the market on March 2, 2020, the Board of Directors proposed a new payment scheme consisting of the following: a first payment of 100% of the dividend to minority shareholders and 14% of the dividend to the majority shareholder, to be made on April 23, 2020, and the payment of the remaining 86% of the dividend to the majority shareholder to be disbursed during the second half of 2020.

The production target for 2020 set forth above remains unchanged as of phase one, between 745 - 760 mboed. See the section entitled Trend Analysis and Sensitivity Analysis—Trend Analysis for further information.

Ecopetrol will continue to monitor market developments to determine the need to launch subsequent stages of the intervention plan, seeking to optimize the balance between decisive responses under current market conditions and preservation the Company's long-term value.

The table below sets forth the details of the initial investment plan per business segment announced in November 2019 (which has now been modified as described above):

Table 3 – 2020 Investment Plan (1)

Business Segment	% Percentage (2)
Exploration	14%
Production	66%
Midstream	7%
Downstream	11%
Other	2%
TOTAL	100%

(1)	This 2020 Investment Plan was modified by the intervention measures announced by Ecopetrol on March 16, 2020 as described above.
(2)	Percentage over the upper range.

Exploration

In exploration, investment has been allocated mainly to the evaluation and appraisal of discoveries and ongoing exploration activity of Ecopetrol S.A. (approximately 35%), Hocol S.A. (Hocol) (approximately 9%), Ecopetrol America LLC (approximately 2%), ECP Hidrocarburos Mexico (approximately 7%) and Ecopetrol Brazil (approximately 47%).

Production

In the production segment, investment has been allocated mainly to the development of production projects of Ecopetrol S.A. (approximately 75%) primarily at Castilla, Rubiales, Chichimene, Llanito, Casabe, Piedemonte and Caño Sur fields. In addition, Ecopetrol plans to spend approximately 19% of the funds allocated in the production investment plan in the Permian project as described below. Ecopetrol also has allocated funds for its affiliates and subsidiaries as follows: approximately 2% for the development, operation and maintenance of fields of Ecopetrol America LLC in the U.S. Gulf of Mexico and approximately 4% to Hocol.

Midstream

In the midstream segment, resources have been allocated to improve system and operational integrity. The segment seeks to strengthen its profitability by means of higher transported volumes through oil and multi-purpose pipelines and better operating results. These investments are expected to optimize future operating costs due to equipment upgrades and performance improvement.

Downstream

In the downstream segment, investment has been primarily allocated to the Barrancabermeja and Cartagena refineries through initiatives aimed at optimizing maintenance costs, enhancing integrity management, and improving the quality of diesel and gasoline. The segment is seeking a higher efficiency in operations in order to maximize the value of the existing assets.

Environmental, Social and Governance (ESG) and Digital Transformation

Ecopetrol expects to invest US$150 million in energy transition and carbon emission reduction in 2020. The Plan includes funding for the medium-term socio-environmental investment program, with an expected investment of between US$350 and US$400 million for the upcoming three years, aimed at helping close socioeconomic gaps in Colombia and boosting sustainable community development and wellbeing.

To strengthen the digital transformation, Ecopetrol expects to allocate US$91 million in 2020 toward capturing benefits associated with artificial intelligence, blockchain and bot technologies, among others. Ecopetrol expects to invest an additional US$35 million in leveraging new innovation processes, including creating strategic alliances and innovation ecosystems.

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

In 2003 pursuant to Decree Law 1760, the Agencia Nacional de Hidrocarburos - National Hydrocarbons Agency (the ANH) was created and Ecopetrol’s public role as administrator and regulator of the national hydrocarbons resources was transferred to the ANH. Ecopetrol modified its organic structure and became Ecopetrol S.A., a public stock-holding corporation, one hundred percent state-owned, and continued the development of exploration and production activities in a competitive basis with autonomy over our business decisions. Since 2006, according to Law 1118, we have been evolving from a wholly state-owned entity to a mixed-economy company with private capital. This process has resulted in a substantial change in the legal framework to which we are subject and in the nature of our relationship with the Nation, as our controlling shareholder. As of March 23, 2018, pursuant to our amended bylaws, the duration of the Company is 100 years.

We carried out our initial public offering in November 2007, when our common shares were listed on the Colombian Stock Exchange. Our American Depository Shares (ADSs) were listed on the New York Stock Exchange in 2008. Starting in August 2010, our ADSs began trading on the Toronto Stock Exchange (TSX) under the symbol “ECP.” On February 17, 2016, we announced our application for voluntary delisting from the TSX. On March 25, 2016, our ADR’s were officially delisted from the TSX. On December 7, 2017, we applied to the Alberta Securities Commission and the Ontario Securities Commission to cease our reporting requirements, due to our delisting process. On September 4, 2018, we announced that effective August 29, 2018, we had ceased to be a reporting issuer in each of the provinces of Alberta and Ontario and hence were no longer a reporting issuer in any jurisdiction in Canada. Accordingly, Ecopetrol no longer has any disclosure obligations in Canada.

3.2	Our Corporate Structure

We operate in the following business segments: (i) Exploration and Production; (ii) Transportation and Logistics; and (iii) Refining, Petrochemicals and Biofuels.

Our subsidiaries, Refinería de Cartagena S.A.S. (Reficar or Cartagena Refinery), Cenit Transporte y Logistica de Hidrocarburos S.A.S. (Cenit) and Oleoducto Central S.A. (Ocensa) are significant subsidiaries, as such term is defined under SEC Regulation S-X.

We have a number of directly and indirectly held subsidiaries both in Colombia and abroad. Our subsidiaries are either directly owned by us or indirectly owned by us through one or more of our other subsidiaries. As of December 31, 2019, we have seven directly owned and 22 indirectly owned subsidiaries.

During 2019, the following changes were made to the Ecopetrol Group’s structure:

i.

We formed a joint venture (JV) with Occidental Petroleum Corp for the development of unconventional reservoirs in approximately 97,000 acres in the Midland Basin, within the Permian Basin, Texas, by which we acquired 49% of Rodeo Midland Basin LLC (Rodeo). We have joint control over Rodeo, and, for that reason, we recognize the proportionate share of the assets, liabilities, revenues and expenses associated with Rodeo. The information we present throughout this annual report with respect to Rodeo represents such proportionate share. To develop the JV, we incorporated two new companies: (i) Ecopetrol Permian LLC, dedicated to the exploration, development and production of unconventional resources, and (ii) Ecopetrol USA Inc., which purpose is the exploration and exploitation of hydrocarbons. It also converted Ecopetrol America Inc. into Ecopetrol America LLC, which will continue to focus on US GoM operations.

ii.	We incorporated two service companies in México: Topili Servicios Administrativos - Sociedad de Responsabilidad Limitada de Capital Variable and Kalixpan Servicios Técnicos - Sociedad de Responsabilidad Limitada de Capital Variable.

iii.	We became the controlling shareholder of Inversiones de Gases de Colombia S.A. (“Invercolsa”), due to the decision of the Colombian Supreme Court of Justice that returned 145 million ordinary shares of this company to Ecopetrol, thus increasing our equity interest from 43.35% to 51.88%.

iv.	On March 10, 2020, Bioenergy and Bioenergy Zona Franca S.A.S, were admitted to reorganization processes by the Superintendence of Companies under Law 1116 of 2006, which will allow them to organize financial, administrative and operational aspects to preserve their sustainability. Those entities are not material subsidiaries and therefore these processes are not expected to have a material adverse effect on Ecopetrol’s results of operations or financial condition.

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

We are a vertically integrated oil and gas company with presence primarily in Colombia and with activities in Peru, Brazil, Mexico and the U.S. The Nation currently owns 88.49% of our voting capital stock. We are among the world’s largest public companies, ranking 300 on the Forbes Global 2000 Ranking - 2019. We play a key role in the local Colombian hydrocarbon market.

3.4	Exploration and Production

Our exploration and production business segment includes exploration, development and production activities in Colombia and abroad. We began local exploration in 1955 and international exploration in 2006. Exploration and production activities are conducted directly by Ecopetrol S.A., and through some of our subsidiaries, as well as through joint ventures with third parties. As of December 31, 2019, we were the largest operator and the largest producer of crude oil and natural gas in Colombia, maintaining the largest acreage exploration position in Colombia.

Unless otherwise stated, all figures are given before deducting royalties.

3.4.1	Exploration Activities

Under the Business Plan, Ecopetrol is aiming to incorporate resources in high reward projects concentrated in: (i) near field exploratory activity, (ii) underexplored basins, such as Putumayo and Piedemonte, (iii) offshore Colombia, and (iv) international areas such as offshore Brazil at Pre-salt Santos, Ceara and Foz de Amazonas basins, the U.S. Gulf of Mexico and Offshore Mexico in the Salinas Basin.

Graph 3- Sedimentary basins where Ecopetrol executes exploration activities

Mississipi Canyon
De Soto Canyon
Garden Banks
East Breaks
Atwater Valley
Green Canyon
Walker Ridge
Salina Sub-basin
Colombia Basin
Guajira Offshore
Guajira Basin
Lower Magdalena Basin
Sinú offshore Basin
Catatumbo Basin
Sinú san Jacinto Basin
Llanos Basin
Middle Magdalena Basin
Upper Magdalena Basin
Caguan Putumayo Basin
Foz do Amazonas Basin
Piaui-Ceara Basin
0
700
1.400
Km
Campos Basin
Santos Basin

During 2019, the exploration strategy was directed at leveraging our goal on three working fronts: onshore Colombia, offshore Caribbean, and strengthening and diversifying our exploration overseas.

3.4.1.1	Exploration Activities in Colombia

The Ecopetrol Group was awarded ten exploration blocks by the National Hydrocarbons Agency (ANH) during the 2019 bidding round process. Three of these were awarded to Ecopetrol S.A, the Gua-Off 10 Block located in the Colombian Caribbean offshore and two blocks in the Llanos Basin. The remaining seven blocks were awarded to our subsidiary Hocol.

During 2019, Ecopetrol and its subsidiaries drilled nineteen (19) wells in Colombia, of which fifteen (15) were exploratory (A3/A2) and four (4) appraisal wells (A1) in Colombia. Seven (7) wells were successful, nine (9) were plugged and abandoned, and three (3) were under evaluation as of December 31, 2019. This activity was concentrated mainly in the following basins: Llanos, Lower Magdalena Valley, Middle Magdalena Valley, Upper Magdalena Valley and Piedemonte.

The following table sets forth, for the periods indicated, the number of gross and net productive and dry exploratory wells drilled by us and our joint venture partners, and the exploratory wells drilled by third parties pursuant to sole risk contracts with us.

Table 4 – Exploratory Drilling in Colombia

	For the year ended December 31,
	2019	2018	2017
	(number of wells)
COLOMBIA
Ecopetrol S.A.
Gross Exploratory Wells
Owned and operated by Ecopetrol
Productive	1.0	–	–
Dry(1)	1.0	–	1.0
Total	2.0	–	1.0
Operated by Partner in Joint Venture
Productive	4.0	5.0	3.0
Dry	1.0	1.0	2.0
Total	5.0	6.0	5.0
Operated by Ecopetrol in Joint Venture
Productive	–	–	–
Dry	–	–	1.0
Total	–	–	1.0
Net Exploratory Wells(2)
Productive	2.8	1.9	1.5
Dry	1.4	0.3	2.3
Total	4.2	2.2	3.8
Sole Risk
Productive	1.0	–	–
Dry	5.0	2.0	–
Total	6.0	2.0	–
ECAS
Gross Exploratory Wells
Productive	–	–	–
Dry	–	–	1.0
Total	–	–	1.0
Net Exploratory Wells
Productive	2.8	–	–
Dry	1.4	–	0.5
Total	4.2	–	0.5
Equion
Gross Exploratory Wells
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Hocol
Gross Exploratory Wells
Productive	1.0	1.0	–
Dry	2.0	4.0	1.0
Total	3.0	5.0	1.0
Net Exploratory Wells
Productive	0.5	1.0	–
Dry	2.0	3.2	1.0
Total	2.5	4.2	1.0

(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)	Net exploratory wells were calculated according to our percentage of ownership in these wells.

Ecopetrol drilled seven (7) successful wells in Colombia in 2019 (i) Jaspe-8, where Ecopetrol holds a 30% working interest, and Frontera as the operator holds the remaining 70% working interest at the Quifa Block, (ii) Andina Norte-1, where Ecopetrol holds a 50% working interest, and Parex Resources as the operator holds the remaining 50% working interest at the Capachos Block, (iii) Boranda-2 ST1, where Ecopetrol holds a 50% working interest, and Parex Resources as the operator holds the remaining 50% working interest at the Playon Block, (iv) Cosecha CW-01-ST, where Ecopetrol holds a 30% working interest, and Occidental Petroleum Corporation as the operator holds the remaining 70% working interest at the Cosecha Block, (v) Boranda-3 where Ecopetrol holds a 50% working interest, and Parex Resources as the operator holds the remaining 50% working interest at the Playon Block, (vi) Flamencos-1 operated by Ecopetrol who holds a 100% working interest in the VMM Block, and (vii) Bullerengue-3, where Ecopetrol holds a 50% working interest through its subsidiary Hocol, and Lewis as the operator holds the remaining 50% working interest at the Sinú San Jacinto Block.

Seismic

In Colombia, we acquired a total of 2,000 km2 of 3D seismic offshore in the Col-5 Block, and through our joint venture partner, Parex Resources, 174 km2 of 3D seismic onshore which were acquired in the Fortuna field.

Furthermore, Ecopetrol purchased four additional 3D seismic surveys for a total of 1,370 km2 in the Eastern Plains (Llanos Orientales) and Putumayo basin to improve technical understanding of these prolific basins.

3.4.1.2	Exploration Activities Outside Colombia

Our international exploration strategy aims to expand and renew our exploration portfolio in basins with long term potential, dilute our risks and improve the possibility of increasing our reserves. Some key aspects of this strategy include participating in bidding rounds to secure blocks available for exploration, and entering into joint ventures with international and regional oil companies that contribute operational expertise and technology.

Ecopetrol Óleo e Gás do Brasil Ltda. has secured an agreement with Shell Brasil Petróleo Ltda. to acquire 30% of the interests, rights and obligations in two areas of the Santos basin, offshore in Brazil, to pursue Pre-Salt play. One of these blocks includes the Gato do Mato discovery. Under this agreement, Shell will reduce its stake from 80% to 50% and continue as operator, while the French company Total will retain the remaining 20%.

Moreover, during the 252 Gulf of Mexico lease sale our subsidiary Ecopetrol America LLC acquired a 31.5% working interest in the MC 904 block located in the Gulf of Mexico of the United States, in consortium with Fieldwood Energy as the operator with a 58.94% working interest, and Talos Energy with a 9.56% working interest. Also, in 2019 Ecopetrol and its partners successfully drilled the Esox-1 well in the MC 627 block in the Gulf of Mexico, where Ecopetrol America LLC holds a 21.43% working interest, Hess Corporation as the operator holds a 57.14% working interest, and Chevron holds the remaining 21.43% working interest. The well is currently being tested, and results, so far, seem promising.

Additionally, Ecopetrol Hidrocarburos Mexico Inc. is executing the exploration plan for Block 6. The following table sets forth information on our exploratory drilling for the periods indicated.

Table 5 – Exploratory Drilling Outside Colombia

For the year ended December 31,
	2019	2018	2017
(number of wells)
INTERNATIONAL
Ecopetrol America LLC
Gross Exploratory Wells
Productive	1.0	–	–
Dry(1)	–	–	2.0
Total	1.0	–	2.0
Net Exploratory Wells(2)(3)
Productive	0.2	–	–
Dry	0.0	–	0.6
Total	0.2	–	0.6
Ecopetrol Óleo e Gás do Brasil Ltda.
Gross Exploratory Wells	–	–	–
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Net Exploratory Wells
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Ecopetrol Germany
Gross Exploratory Wells	–	–	–
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Net Exploratory Wells
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Savia Perú
Gross Exploratory Wells	–	–	–
Productive	–	–	–
Dry	–	–	–
Total	–	–	–
Net Exploratory Wells
Productive	–	–	–
Dry	–	–	–
Total	–	–	–

(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)	Net exploratory wells are calculated according to our percentage of ownership in these wells.
(3)	None of our international wells were drilled pursuant to a sole risk contract.

Seismic

Our subsidiary, Ecopetrol Brazil, invested in new 3D seismic data obtaining 12,314 Km2 to mainly evaluate the Pre-Salt bidding rounds in the Santos and Campos basins (Transfer of Rights, Round 16 and Round 6). In addition, it purchased 2,660 Km of 2D seismic to fill information gaps and 12,000 Km of 2D seismic to carry out the regional studies.

Ecopetrol Hidrocarburos Mexico Inc. acquired the license for 88,015 km2 of 3D seismic from the Campeche program for a period of 24 months.

3.4.2	Production Activities

Our consolidated average production was 725 thousand barrels of oil equivalent per day (boepd) in 2019, an increase of approximately 4.7 thousand boepd as compared to 2018. This growth was primarily due to the positive results in the Akacias, Yarigui, Caño Sur, Rubiales, and Chichimene fields, the greater commercialization of gas, mostly from the Cupiagua and Floreña fields and the entry into operation of the Cupiagua LPG Plant.

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 6 – Ecopetrol Group’s Oil and Gas Production

	For the year ended December 31,
	2019			2018			2017
	Oil	Gas(1)	Total	Oil	Gas(1)	Total	Oil	Gas(1)	Total
	(thousand boepd)
Total production in Colombia(2)	576.6	130.5	707.1	578.4	125	703.4	577.3	121.6	698.9
Total International production(3)	15	3.0	18	14.1	2.9	17.0	13.6	2.6	16.2
Total production of Ecopetrol Group (Gross)	591.6	133.5	725.1	592.5	127.9	720.4	590.9	124.2	715.1

Total production of Ecopetrol Group for presentation of reserves(4)	528.9	133.7	662.6	524.3	129.8	654.1	515.1	126.9	642.0

(1)	Conversion between million cubic feet per day (mcfpd) and boepd is performed at 5,700 mcfpd to 1 boepd.
(2)	Total production in Colombia corresponds to Ecopetrol S.A., Hocol and Equion. Includes royalties
(3)	Total International production corresponds to Rodeo Midland Basin LLC; Savia Perú and Ecopetrol America LLC. Includes royalties.
(4)	For the Company’s presentation of reserves, the Company deducts from its total gross production the 100% of crude royalties from Ecopetrol Group companies and gas royalties from non-Colombian Ecopetrol Group companies, Savia Perú S.A. (Peru), Rodeo Midland Basin LLC (United States) and Ecopetrol America LLC (United States). Gas royalties derived from Colombian production are not deducted because according to local regulation the Company is entitled to such gas royalties. Also includes self-consumption, which is only comprised of natural gas self-consumption and is immaterial.

3.4.2.1	Production Activities in Colombia

3.4.2.1.1	Ecopetrol S.A.’s Production Activities in Colombia

For the year ended December 31, 2019, Ecopetrol S.A. was the largest participant in the Colombian hydrocarbons industry, accounting for approximately 62% of crude oil production and 62% of natural gas production (according to calculations made by Ecopetrol based on information from the Ministry of Mines and Energy). Also during 2019, Ecopetrol S.A. carried out development drilling mainly in the Eastern and Orinoquia regions, drilling 571 development wells (298 of those through direct operations and 273 through joint ventures).

Ecopetrol S.A. manages its production operations through a regional organization. Our operating assets are distributed in the following vice-presidencies:

•	Central Region: comprising 25 fields with active production in 2019.

•	Orinoquía Region: comprising 19 fields with active production in 2019.

•	Southern Region: comprising 33 fields with active production in 2019.

•	Eastern Region: comprising 2 fields with active production in 2019.

•	Piedemonte Region: comprising 6 fields with active production in 2019.

A sixth vice-Presidency, the Vice-Presidency of Associated Operations, is responsible for all of the production activities in which a partner is involved, regardless of the location of such activities in Colombia. This Vice- Presidency is comprised of 123 fields with active production in 2019. On February 10, 2020, a new Vice-Presidency of Gas was created in order to lead and execute the Ecopetrol Group’s integrated natural gas strategy.

The map below shows the locations of Ecopetrol S.A.’s operations with production information for each of our administrative regions described in the following paragraphs.

Graph 4 – Ecopetrol S.A. Operations in Colombia

Note: Associated Operations are conducted through a countrywide Vice-presidency of Associated Operations.

Crude Oil Production

The average daily production of crude oil in Colombia by Ecopetrol S.A. (excluding its subsidiaries), was 548.0 mbod in 2019, 0.7 mbod lower than in 2018, which represents a year-to-year decrease of 0.1%.

The following chart summarizes Ecopetrol S.A.’s average daily crude oil production in Colombia by region, prior to deducting royalties, for the periods indicated.

Table 7 – Ecopetrol S.A.’s Average Daily Crude Oil Production in Colombia by Region Vice-Presidency

	For the year ended December 31,
	2019	2018	2017
	(thousand bpd)
Central Region
1) La Cira – Infantas	25.9	28.1	22.6
2) Casabe	13.2	13.9	15.9
3) Yarigui	17.9	14.4	14.5
4) Other	15.9	17.3	18.5
Total Central Region	72.9	73.7	71.5
Orinoquía Region
1) Castilla	114.1	113.9	114.1
2) Chichimene	69.1	67.7	70.5
3) CPO-09(2)	10.9	4.5	3.1
4) Cupiagua	7.2	8.3	9.6
5) Apiay(2)	7.3	7.6	8.5
6) Other	12.9	13.4	12.7
Total Orinoquía Region	221.5	215.4	218.5
Eastern Region
1) Rubiales	119.3	119.5	118.7
2) Caño Sur	4.5	3.2	1.4
Total Eastern Region	123.8	122.7	120.1
Southern Region
1) San Francisco	6.2	6.0	6.2
2) Huila Area(1)	3.8	3.5	3.1
3) Tello	3.4	3.6	3.9
4) Other	10.4	11.7	12.2
Total Southern Region	23.8	24.8	25.4
Associated Operations
1) Piedemonte(2)	18.3	21.2	19.9
2) Quifa	20.5	21.2	18.8
3) Caño Limon	25.7	25.3	22.2
4) Nare(2)	10.9	12.0	13.4
5) Other	30.6	32.4	35.2
Total Associated Operations	106.0	112.1	109.5
Total average daily crude oil production Ecopetrol S.A. (Colombia)	548.0	548.7	545.0

(1)	Huila Area: some assets were reclassified and are reported under Other in the Southern Region.
(2)	In respect of our annual reports on form 20-F for the years ended December 31, 2018 and 2017, the the CPO-09, Apiay, Pidemonte and Nare Fields were included in “other” in years 2018 and 2017, whereas for this annual report, these fields are reported separately, and the figures for 2017 and 2018 have been adjusted.

Table 8 – Ecopetrol S.A. Production per Type of Crude

	2019 (mbod)	Year-on-Year ∆ (%)	2018 (mbod)	Year-on- Year ∆ (%)	2017 (mbod)
Light	36.5	(10.3)%	40.7	(4.0)%	42.4
Medium	150.3	(2.7)%	154.4	1.8%	151.6
Heavy	361.2	2.1%	353.6	0.7%	351.0
Total	548.0		548.7		545.0

Ecopetrol S.A.’s crude oil production during 2019 was approximately 34% light and medium crudes and 66% heavy crudes. In 2018, approximately 36% of the crude oil production consisted of light and medium crudes, and 64% consisted of heavy crudes. In 2017, approximately 36% of the crude oil production consisted of light and medium crudes, and 64% consisted of heavy crudes.

Natural Gas Production

In 2019, the average daily production of natural gas by Ecopetrol S.A. (excluding its subsidiaries) reached 116.75 mboed, including natural gas liquids (NGLs), corresponding to a 3.8% increase in comparison to 2018 production.

We have three main natural gas production fields: Guajira, Cusiana and Cupiagua. On November 22, 2019, our subsidiary Hocol acquired Chevron’s interest in the Chuchupa and Ballena fields. The fields were operated by Chevron through the Guajira Association Contract (57% Ecopetrol and 43% Chevron). Under the terms of the agreement, Hocol will acquire Chevron's stake and will take the position of operator. The transaction is subject to approval by the Colombian Superintendence of Industry and Commerce.

Of our total natural gas production during the year ended December 31, 2019, approximately 15% was supplied from the Guajira field, 31% from the Cusiana field, 31% from the Cupiagua field and the remaining 23% from other fields.

On October 29, 2019 the new Liquefied Petroleum Gas (LPG) plant of the Cupiagua field began operations. This plant is expected to produce between 7,000 and 8,000 LPG barrels per day. The plant produces LPG and other products such as natural gas liquids (NGL) and penthane (C5), which are used as a diluent of the heavy crudes produced in fields such as Castilla, Rubiales, Chichimene, CPO-09, Quifa and Caño Sur.

The following table sets forth Ecopetrol S.A.’s average daily natural gas production in Colombia, including NGLs, prior to deducting royalties, for the years ended on December 31, 2019, 2018 and 2017.

Table 9 – Ecopetrol S.A.’s Average Daily Natural Gas Production in Colombia

	For the year ended December 31,
	2019	2018	2017
	(thousand boepd)
COLOMBIA
Central Region
1) La Cira – Infantas	0.12	0.16	0.15
2) Provincia	1.58	1.96	2.41
3) Yarigui	0.43	0.42	0.48
4) Gibraltar	6.25	6.87	7.16
5) Other	1.68	1.86	2.02
Total Central Region	10.06	11.27	12.22
Orinoquía Region
1) Cupiagua	36.45	26.97	25.29
2) Cusiana	35.72	34.73	31.97
3) Other	2.87	2.80	2.44
Total Orinoquía Region	75.04	64.50	59.70
Southern Region
1) Huila Area(1)	0.09	0.13	0.10
2) Tello	0.07	0.11	0.22
3) Other	0.25	0.25	0.40
Total Southern Region	0.41	0.49	0.72
Associated Operations
1) Guajira	17.92	23.02	27.09
2) Piedemonte(2)	12.50	12.20	9.70
3) Other	0.82	1.01	1.59
Total Associated Operations	31.24	36.23	38.38
Total Natural Gas Production (Colombia)	116.75	112.49	111.02

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.

(1)	In the Southern Region, some assets that were previously part of the Huila area were reclassified as Other.
(2)	In respect of our annual reports on form 20-F for the years ended December 31, 2018 and 2017, the Pidemonte and Nare Fields were included in “other” in years 2018 and 2017, whereas for this annual report, these fields are reported separately, and the figures for 2017 and 2018 have been adjusted.

Projects to Increase Recovery Factor

Ecopetrol continues to invest in its recovery factor program in order to increase reserves and production. In 2019, the recovery factor program increased proven reserves by 94 million boe.

In 2019, secondary and tertiary recovery technologies contributed 219 mboed or 30% of the Ecopetrol Group’s total daily production, mainly from 30 fields, as compared to 29 fields in 2018. The fields that reported better results in injection efficiency and oil production correspond to both gas injection in Cupiagua, Cusiana and Pauto fields and water injection in La Cira, Yariguí, Chichimene and Casabe fields. Regarding both polymer injection and steamflood, there are currently projects under execution that are expected to have production results in the coming quarters.

US$62 million was invested in the execution of 46 studies and eight pilots to reduce uncertainties, and mature these opportunities into projects in the medium and long-term. These pilots under assessment had a daily production of approximately 15 mboed.

During 2019, 17 fields had projects in execution in respect of secondary and tertiary recovery, with an investment close to US$730 million. Additionally, final investment decisions were taken for 11 new recovery projects, and 16 recovery projects are being structured based on the results of their correspondent pilots.

Development Wells

The following table sets forth the number of gross and net development wells drilled in Colombia, both solely by Ecopetrol S.A. and with its joint ventures that reached total depth for the years ended December 31, 2019, 2018 and 2017.

Table 10 – Ecopetrol S.A.’s Gross and Net Development Wells in Colombia

	For the year ended December 31,
	2019	2018	2017
	(number of wells)
COLOMBIA
Central Region
Gross wells owned and operated by Ecopetrol	85	12	–
Orinoquía Region
Gross wells owned and operated by Ecopetrol	89	77	56
Southern Region
Gross wells owned and operated by Ecopetrol	2	19	–
Eastern Region
Gross wells owned and operated by Ecopetrol	122	118	143
Total gross wells owned and operated by Ecopetrol S.A. in Colombia	298	226	199
Associated Operations
Gross wells in joint ventures	273	302	276
Net wells(1)	139.6	144.2	97
Total gross wells in joint ventures Ecopetrol S.A. in Colombia	273	302	276
Total net wells in joint ventures Ecopetrol S.A. in Colombia(1)	139.6	144.2	97
Total gross wells Ecopetrol S.A. in Colombia	571	528	475
Total net wells Ecopetrol S.A. in Colombia(1)	437.6	370.2	296

(1)	Net wells correspond to the sum of wells owned and operated by Ecopetrol plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Production Acreage

The following table sets forth Ecopetrol S.A.’s developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2019.

Table 11 – Ecopetrol S.A.’s Developed and Undeveloped Gross
and Net Acreage of Crude Oil and Natural Gas Production in Colombia

	Production Acreage as of December 31, 2019 (acres)
	Developed		Undeveloped
	Gross	Net	Gross	Net
Ecopetrol S.A.	463,396	358,798	4,642,257	3,412,923

Gross and Net Productive Wells

The following table sets forth Ecopetrol S.A.’s total gross and net productive wells by region as of December 31, 2019.

Table 12 – Ecopetrol S.A.’s Gross and Net Productive Wells by Region

	As of December 31, 2019 (number of wells)
	Crude Oil(1)		Natural Gas(2)
	Gross	Net(3)	Gross	Net(3)
COLOMBIA
Ecopetrol S.A.
Central region	2,089	1,585	6	6
Orinoquía region	1,012	997	17	16
Southern region	518	463	8	8
Eastern Region	680	680	0	0
Region of Associated Operations	2,794	1,402	38	18
Total (Ecopetrol S.A.)	7,093	5,127	69	48

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

Crude Oil Production

The following table sets forth our average daily crude oil production from Hocol and Equion, prior to deducting royalties, for the periods indicated.

Table 13 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2019	2018	2017
	(thousand bpd)
Hocol
Joint venture operation	2.0	2.3	2.3
Direct operation	18.8	18.4	19.4
Total Hocol	20.8	20.7	21.7
Equion
Joint venture operation	-	–	0.1
Direct operation	7.9	9.0	10.5
Total Equion	7.9	9.0	10.6
Production Tests	-	–	–
Total Average Daily Crude Oil Production (Subsidiaries in Colombia)	28.7	29.7	32.3

The 12% decrease in Equion’s production in 2019, as compared to 2018, was mainly due to the natural production decline of our fields.

Natural Gas Production

The following table sets forth our subsidiaries’ average daily natural gas production, prior to deducting royalties, for the periods indicated.

Table 14 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2019	2018	2017
	(thousand boepd)(1)
Hocol
Joint venture operation	2.0	1.6	0.6
Direct operation	6.7	5.9	5.2
Total Hocol	8.7	7.5	5.8
Equion
Joint venture operation	-	0.2	0.2
Direct operation	5.0	4.8	4.6
Total Equion	5.0	5.0	4.8
Production Tests	-	–	–
Total Natural Gas Production (Subsidiaries in Colombia)	13.7	12.5	10.6

(1)	Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.

Development Wells

The following table sets forth the number of gross and net development wells drilled exclusively by our subsidiaries and in their joint ventures in Colombia for the periods indicated.

Table 15 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Development Wells

	For the year ended December 31,
	2019	2018	2017
	(number of wells)
Hocol
Gross wells owned and operated by Hocol	23	12	17
Gross wells in joint ventures	2	2	–
Net wells(1)	24	13	17
Equion
Gross wells owned and operated by Equion(2)	–	–	–
Gross wells in joint ventures	–	–	1
Net wells(1)	–	–	–
Total gross wells owned and operated in Colombia	23	12	17
Total gross wells in joint ventures in Colombia	2	2	1
Total net wells (Subsidiaries in Colombia)	24	13	17

(1)	Net wells correspond to the sum of wells owned and operated by our subsidiaries and their ownership percentage of wells owned in joint ventures with their partners.
(2)	Even though for the last three years Equion has operated every well, Equion has not owned any well 100%; rather Equion has drilled wells in joint venture with Ecopetrol. Therefore, after a careful review of the categories, all Equion data was moved from gross wells owned and operated by Equion to gross wells in joint ventures. However, the number of wells remains the same.

Production Acreage

The following table sets forth our subsidiaries’ developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2019.

Table 16 – Ecopetrol S.A.’s Subsidiaries in Colombia Developed and Undeveloped Gross and
Net Acreage of Crude Oil and Natural Gas Production

	Production acreage as of December 31, 2019
	Developed		Undeveloped
	Gross	Net	Gross	Net
	(in acres)
Hocol	23,211	21,576	794	765
Equion	16,300	4,104	54,666	12,162
Total (Subsidiaries in Colombia)	39,511	25,680	55,460	12,927

Gross and Net Productive Wells

The following table sets forth our subsidiaries’ total gross and net productive wells in Colombia for the year ended December 31, 2019.

Table 17 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Productive Wells(1)

	For the year ended December 31, 2019
	Crude Oil		Natural Gas
	Gross	Net	Gross	Net
	(number of wells)
Hocol	316	274.8	25	23.5
Equion	15	8	15	8
Total (Subsidiaries in Colombia)	331	282.8	40	31.5

(1)	Information in the table above reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities. We consider crude oil wells to be those in which the main operation is oil production, although many of these wells produce gas associated with oil production that, in some cases, have a commercial purpose. Natural gas wells are those in which operations are directed only towards production of commercial gas.

3.4.2.2	Production Activities Outside Colombia

The Ecopetrol Group’s production outside of Colombia comes from Ecopetrol America LLC (73.3%), Rodeo (0.7%) and of its share in the Peruvian company Savia (26%). In 2019, the production obtained from these three companies was 17.7 mboed, which represents 2.5% of the total production of the Ecopetrol Group.

Crude Oil Production

The following table sets forth our average daily crude oil production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 18 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2019	2018	2017
	(thousand bpd)
Savia Perú	3.5	3.9	3.9	(1)
Ecopetrol America LLC	11.4	10.2	9.2
Rodeo Midland Basin LLC(2)	0.1	N.A.	N.A.
Total average daily crude oil production (International)	15	14.1	13.1

(1)	In 2017, Savia’s crude oil production included NGLs. In preparing our 2018 operational information, those NGLs were reclassified into our 2017 natural gas production.
(2)	In 2019, Ecopetrol S.A., through its wholly-owned subsidiary Ecopetrol Permian LLC, acquired 49% of Rodeo Midland Basin LLC.

Natural Gas Production

The following table sets forth our average daily natural gas production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 19 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2019	2018	2017
	(thousand boepd)
Savia Perú	0.9	1.1	1.1	(1)
Ecopetrol America LLC	1.8	1.8	2.0
Rodeo Midland Basin LLC(2)	0.0	N.A.	N.A.
Total average daily natural gas production (International)	2.7	2.9	3.1

(1)	In 2017, Savia’s crude oil production included NGLs. In preparing our 2018 operational information, those NGLs were reclassified into our 2017 natural gas production.
(2)	In 2019, Ecopetrol S.A. through its wholly owned subsidiary, Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC.

Development Wells

The following table sets forth the number of gross and net development wells outside Colombia, drilled exclusively by us and in joint ventures for the periods indicated.

Table 20 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Development Wells (1)

	For the year ended December 31,
	2019	2018	2017
	(number of wells)
Savia Perú
Gross wells	-	-	-
Net wells(2)	-	-	-
Ecopetrol America LLC	-	-	-
Gross wells	2	1	2
Net wells(2)	0.5	0.3	0.4
Rodeo Midland Basin LLC(3)
Gross wells	6	N.A.	N.A.
Net wells	2.0	N.A.	N.A.
Total gross wells (International)	8	1	2
Total net wells (International)	2.5	0.3	0.4

(1)	Information in the table above reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
(2)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.
(3)	In 2019, Ecopetrol S.A. through its wholly-owned subsidiary Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC.

Production Acreage

The following table sets forth our developed and undeveloped gross and net acreage of crude oil and natural gas production outside Colombia for the year ended December 31, 2019.

Table 21 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Developed and Undeveloped Gross and
Net Acreage of Crude Oil and Natural Gas Production

	Production acreage as of December 31, 2019
	Developed		Undeveloped
	Gross	Net	Gross	Net
	(in acres)
Savia Perú	79,575	39,788	57,671	28,836
Ecopetrol America LLC.(1)	49,680	13,243	23,040	6,566
Rodeo Midland Basin LLC(2)	62,034	47,746	4,737	816
Total (International)	191,289	100,777	85,448	36,218

(1)	Production and acreage from Ecopetrol America LLC is related to the K2, Dalmatian and Gunflint field blocks in the Gulf of Mexico. For K2, there are four blocks in the production stage. For Dalmatian, there are two blocks in the production stage. For Gunflint, there are five blocks in the production stage, of which one is producing.

(2)	In 2019, Ecopetrol S.A. through its wholly-owned subsidiary Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC. Acres spaced or assigned to productive wells. Large portions of the acreage that are considered developed under SEC guidelines are developed with vertical wells or horizontal wells that are in a single horizon. We believe much of this acreage has significant remaining development potential in one or more intervals with horizontal wells.

Gross and Net Productive Wells

The following table sets forth our total gross and net productive wells outside Colombia for the year ended December 31, 2019.

Table 22 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Productive Wells

	As of December 31, 2019
	Crude Oil
	Gross	Net
	(number of wells)
INTERNATIONAL
Savia Perú	601	300
Ecopetrol America LLC	13	3.3
Rodeo Midland Basin LLC	6	2.0
Total (International)	620	305.3

3.4.2.3	Marketing of Crude Oil and Natural Gas

In 2019, Ecopetrol sold 928 mboed, out of which 412 mboed represented sales of crude oil (44%), 81 mboed of natural gas (9%) and 435 mboed of fuels and petrochemicals (47%).

Crude Oil Export Sales

Crude oil export sales in 2019 increased by 13 mboed compared to 2018, mainly due to higher production and an effective commercial strategy of domestic purchases of crude from third parties. Ecopetrol’s crude oil export sales are traded both in the spot and contract markets, primarily to refiners in the United States and Asia.

The Castilla blend is the main type of crude oil for export sales, with 367 mboed sold during 2019 (a 91% share of our crude oil basket) followed by the domestic crudes sold by Ecopetrol America LLC with 10 mboed, (a 2.5% share in our crude oil basket), Mares blend with 9 mbopd (a 2.2% share of our crude oil basket), and Apiay Blend with 7 mboed (a 1.8% share of our crude oil basket).

Ecopetrol places its exports in markets that provide the best value for its crudes. In 2019, Asia was the main destination, representing 46.3% of crude oil exports, closely followed by the United States with 42%. The expansion of refining capacity in countries like China has supported the increase of crude oil flows from Colombia to Asia. Moreover, volatility in the production of regional competitors has given US refiners an incentive to diversify their supply sources, which in turn has opened opportunities for Colombian producers. Ecopetrol’s crude basket discount versus ICE Brent price was on average US$ 5.6/Bl. Our crude basket increased by US$ 2.9/Bl year over year due to market conditions and our commercial strategy focused on markets with higher value.

Crude Oil Purchase Contracts

Ecopetrol has signed several crude oil purchase contracts with third parties and business partners. Ecopetrol also purchases the country’s crude oil royalties from the National Hydrocarbon Agency (ANH). This oil is processed in Ecopetrol’s refineries or exported. The purchase price is referenced to export parity based on international market prices, plus a commercial fee. See section Business Overview—Related Party and Intercompany Transactions.

The table below sets forth the volumes of crude oil purchased from our business partners and third parties and volumes of crude oil purchased from the ANH from royalties for the years ended on December 31, 2019, 2018 and 2017.

Table 23 – Ecopetrol Consolidated Crude Oil Purchases

	For the year ended December 31,
	2019	2018	2017
	(million barrels)
Ecopetrol Group
Crude oil purchased from ANH royalties	35.4	37.6	40.3
Crude oil purchased from third parties	30.0	20.7	16.7
Crude oil imported from third parties	9.1	14.0	24.8

During 2019, part of Ecopetrol’s crude strategy was centered on increasing the purchase and subsequent commercialization of crude oil from third parties, which enables further optimization of the supply chain and should allow us to capture enhanced margins.

Import of Diluents

In 2019, Ecopetrol increased the imports of diluent by 1.2% (0.6 mbpd) compared to 2018 due to higher production. Diluent is used to transport our heavy crudes through the pipeline system.

Natural Gas Sales

Ecopetrol sells natural gas to distribution companies through firm, interruptible and conditional contracts. These distributors supply natural gas to the residential market, as compressed natural gas for vehicles market and to large industrials in Colombia. We also market and sell natural gas directly to the industrial sector and to gas-fired power plants.

Ecopetrol’s natural gas sales and self-consumption increased by 3.0% (2.7 mboepd) compared to 2018, due to higher production.

Natural Gas Delivery Commitments

The table below sets forth the commitments we have in Colombia under firm contracts with local natural gas distribution companies, local industries, gas-fired power generators and internal agreements with our refineries and fields.

Table 24 – Ecopetrol Consolidated Natural Gas Delivery Commitments

	For the year ended December 31,
	2020	2021	2022	2023
	(gbtud)
Volume for sales third parties	586.9	554.8	377.9	325.1
Volume for self-consumption	207.7	226.8	235.7	238.9
Total Commitments	794.6	781.6	613.6	564.0

Data was updated based on current contracts of Ecopetrol S.A. and the official report made to the Ministry of Mines and Energy in 2019.

3.4.3	Reserves

The reserves reporting process was conducted in accordance with SEC definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guidelines contained in the SEC’s Modernization of Oil and Gas Reporting final rule dated December 31, 2008 and effective as of January 1, 2010.

The estimated reserve amounts presented in this annual report, as of December 31, 2019, are based on the average prices during the 12-month period prior to the ending date of the period covered in this annual report, determined as the unweighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations.

Our crude oil and natural gas net proved reserves include reserves from our subsidiaries located in the United States and Peru, and Equion and Hocol’s assets in Colombia.

Estimated Net Proved Reserves

The following table sets forth our estimated net proved developed reserves of crude oil and gas by region for the years ended December 31, 2019, 2018 and 2017.

Table 25 – Net Proved Developed Reserves

Net Proved Developed Reserves	Colombia	North America	South America excluding Colombia	Total
Net Proved Developed oil reserves in million barrels oil equivalent
At December 31, 2017	747	10	6	763
At December 31, 2018	814	13	5	832
At December 31, 2019	832	12	3.8	848
Net Proved Developed NGL reserves in million barrels oil equivalent
At December 31, 2017	54.6	-	0.8	55.4
At December 31, 2018	50.5	-	0.6	51.1
At December 31, 2019	49	0.12	0.5	50
Net Proved Developed gas reserves in billion standard cubic feet
At December 31, 2017	3,143	10	5	3,158
At December 31, 2018	2,865.5	10	7	2,882.5
At December 31, 2019	2,645	11	7	2,662
Net Proved Developed oil, NGL and gas reserves in million barrels oil equivalent
At December 31, 2017	1,353	11	8	1,372
At December 31, 2018	1,368	14	7	1,389
At December 31, 2019	1,345	14	6	1,365

Gas Reserves included 381 bcf of Fuel Gas

Oil Reserves included 17 million barrels of Fuel Oil

Totals may not exactly equal the sum of the individual entries due to rounding

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties. However, the ANH’s Resolution 877 of 2013, Resolution 351 of 2014 and Resolution 640 of 2014 require natural gas royalties to be paid in cash, which means that the determination of the property rights to the quantities of natural gas we produce is based on the total volume produced without deductions on account of royalties. The main producing gas fields are Cupiagua, Pauto, Cusiana, Chuchupa and Bonga.

Ecopetrol S.A. owns 100% of Cenit, a subsidiary that operates in Colombia and is dedicated to the storage and transportation of hydrocarbons through pipelines. Cenit provides transportation services for the entire Ecopetrol Group and we fully consolidate Cenit into our consolidated results of operations. Therefore, the difference between the tariffs set by the Ministry of Mines and Energy and the real transportation costs (fixed and variable operating expenses) does not affect our consolidated income statement. Thus, in presenting our reserves information in the 2017, 2018 and 2019 annual reports, we have used our real transportation costs, rather than the regular tariffs set by the Ministry of Mines and Energy.

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 17 million barrels of fuel oil, 381 billion standard cubic feet of fuel gas within our natural gas results and 517 billion cubic feet of royalties, as of December 31, 2019.

Table 26 – Proved Oil, NGL and Natural Gas Reserves for 2019

Reserves Category	Oil (million barrels)	NGL (million barrels)	Natural Gas (bcf)	Total Oil and Gas (Mmboe)
PROVED DEVELOPED RESERVES
Total (Colombia)	832	49	2,645	1,345
International:
North America	12	0.12	11	14
South America	3.8	0.5	7.0	6.0
TOTAL PROVED DEVELOPED RESERVES	848	50	2,662	1,365
PROVED UNDEVELOPED RESERVES
Total (Colombia)	306	28	111	353
International:
North America	123	29	133	175
South America	-	-	-	-
TOTAL PROVED UNDEVELOPED RESERVES	429	57	244	529
TOTAL PROVED RESERVES	1,277	107	2,906	1,893

Totals may not exactly equal the sum of the individual entries due to rounding

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 16 million barrels of fuel oil, 327 billion standard cubic feet of fuel gas within our natural gas results and 534 billion cubic feet of royalties, as of December 31, 2018.

Table 27 – Proved Oil, NGL and Natural Gas Reserves for 2018

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

Table 28 – Proved Oil, NGL and Natural Gas Reserves for 2017

Reserves Category	Oil (million barrels)	NGL (million barrels)	Natural Gas (bcf)	Total Oil and Gas (Mmboe)
PROVED DEVELOPED RESERVES
Total (Colombia)	747	54.6	3,143	1,353
International:
North America	10	-	10	11
South America	6	0.8	5	8
TOTAL PROVED DEVELOPED RESERVES	763	55.4	3,158	1,372
PROVED UNDEVELOPED RESERVES
Total (Colombia)	247	19	93	282
International:
North America	4	-	3	5
South America	-	-	-	-
TOTAL PROVED UNDEVELOPED RESERVES	251	19	96	287
TOTAL PROVED RESERVES	1,014	74	3,253	1,659

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Reserves Replacement

The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves in each category relating to the reserve replacement ratio for the years 2019, 2018 and 2017.

Changes in Proved Reserves

Table 29 – Changes in Proved Reserves

	As of December 31,
	2019	2018	2017
Consolidated Company (million barrels oil equivalent)
Revisions of previous estimates	83	120.5	174
Improved Recovery	94	129.1	73
Extensions and discoveries	67	57.4	44
Purchases	164	-	4
Total reserves additions	408	307	295
Production	(242)	(239)	(234)
Net change in proved reserves	166	68	61

The reserves replacement ratio for 2019 was 1.69 barrels compared to 1.29 barrels in 2018 and 1.26 barrels in 2017. The average replacement ratio for the last three years was 1.4 barrels.

Table 30 – Reserves Replacement Ratio (including purchase and sales)

	As of December 31,
	2019	2018	2017
Annual	1.69	1.29	1.26
Three year average	1.4	0.83	0.42

Revisions of Previous Estimates

In 2019, revisions increased reserves by 83 million boe, mainly as a result of:

(i)	An increase of 33 million boe due to improved reservoir performance in the Rubiales field and continuous development with drilling activities.

(ii)	An increase of 36 million boe in reserves due to review of the curve type of new development activities according to new wells results in the Caño Sur field and additional gas processing plant capacity to extract NGL in the Cupiagua field.

(iii)	The remaining 17% (or 14 million boe) increase in reserves, was due to varying increases and decreases from other fields.

In 2018, revisions increased reserves by 120 million boe, mainly as a result of:

(i)	An increase of 87 million boe due to the continuous development of the Rubiales, Chichimene and Quifa fields, of which a 68 million boe increase in reserves is due to improved reservoir performance in the Rubiales field.

(ii)	An increase 14 million boe increase in reserves due to development activities in the Bonanza and Ocelote fields.

(iii)	The remaining 16%, or 19.8 million boe, increase in reserves was due to varying increases and decreases from other fields.

In 2017, revisions increased reserves by 175 million boe, mainly as a result of:

(i)	An increase of 49 million boe due to the continuous development of the Castilla, Chichimene, Rubiales, Caño Sur and Akacias fields of which a 32 million boe increase in reserves is due to the new development projects in the Caño Sur and Akacias fields, and a 17 million boe increase in reserves is due to development activities and improved reservoir performance in the Chichimene, Castilla and Rubiales fields.

(ii)	An increase of 23 million boe due to improved natural gas sales in the Cupiagua and Pauto fields, which in turn was due to better performance and improved output of such fields. Additionally, new gas and NGL projects in the Cupiagua Sur field led to a 27 million boe increase in reserves. Revisions in the Nutria, Llanito, Tibu, Casabe and Cohembi fields as a result of drilling activities and better production performance accounted for a 23 million boe increase in reserves.

(iii)	The remaining 30%, or 52 million boe, increase in reserves was due to varying increases and decreases from other fields.

Improved Recovery

In 2019, improved recovery increased reserves by 94 million boe. An increase of 25 million boe was associated with new proved areas under water flooding in the Chichimene and Akacias fields. Furthermore, the continued development of water flooding projects at existing wells in the Castilla, Chichimene, Yarigui, La Cira-Infantas fields accounted for a 45 million boe increase. The remaining 26%, or 24 million boe, increase was due primarily to water injection reservoir responses at various fields.

In 2018, improved recovery increased reserves by 129 million boe. The additions were associated with new proved areas under water flooding in the Chichimene, Castilla, La Cira-Infantas, Apiay, Suria, Yarigui, Casabe and Dina Cretaceo fields (86 million boe increase). In addition, the new steam injection project at the Teca-Cocorná field accounted for a 19 million boe increase in reserves. The remaining 19%, or 24 million boe, increase was due primarily to water injection reservoir responses at various fields.

In 2017, improved recovery increased reserves by 73 million boe. The additions were associated with new proved areas under water flooding in the Chichimene and Castilla fields (47 million boe increase). The continued development of water flooding projects at existing wells in the Tibú, La Cira, Infantas, Casabe and Guando SW fields, accounting for a 24 million boe increase. The remaining 3%, or 2 million boe, increase was due primarily to water injection pilots in the Apiay and Palogrande fields.

On average, improved recovery has added 98.7 million boe each year over the last three years.

Extensions and Discoveries

Extensions and discoveries during 2019 amounted to 67 million boe primarily due to extensions of proved acreage mainly from activities in new proved areas in the Rubiales, Quifa, Suria, Tisquirama, Castilla and Garza’s fields, which accounted for 35 million of the total of 67 million boe from extensions of proved acreage. The remaining 32 million boe corresponds to smaller changes in several other fields.

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

Purchases

In 2019, Ecopetrol S.A. through its wholly owned subsidiary, Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC, a company whose economic activity will be directed towards the execution of a joint development plan under the joint venture between Ecopetrol and Occidental Petroleum Corp, announced on July 31, 2019, which represented 164 million boe. Through this joint venture, the Company and Occidental Petroleum Corp will pursue development of unconventional reservoirs in approximately 97,000 acres of the Permian Basin in Texas. For the acquisition and closing of the transaction, Ecopetrol S.A. made an initial payment of approximately US$876.5 million dollars.

There were no purchases or acquisitions in 2018.

Ecopetrol S.A.’s purchases of minerals in 2017 included the acquisition of an additional participation of 11.6% in the K2 Field by Ecopetrol America LLC which represented 4 million boe.

Development of reserves

As of December 31, 2019, our total proved undeveloped oil and gas reserves amounted to 529 million boe, 46% of which is related to development activities in the Rubiales, Castilla, Caño Sur Chichimene, Teca, Akacias and Pauto fields and 31% of which is related to development of unconventional reservoirs of the U.S. Permian Basin in Texas. The remaining 23% comes from activities at several other fields.

Ecopetrol’s year-end development plans are consistent with SEC guidelines for the development of proved undeveloped reserves within five years. The development plan of Rubiales Field goes beyond the 5 years due to the limitations in water handling in the facilities. This exemption was reviewed and approved by the external certification agent.

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

In 2018, the development plan of Rubiales and Caño Sur Field went beyond 5 years due to the limitations in water handling in the facilities and Ryberg offshore field. These exemptions were reviewed by the external certification agent.

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

Our proved undeveloped reserves represent 28% of our total proved reserves as of December 31, 2019, 20% as of December 31, 2018 and 17% as of December 31, 2017.

The following table reflects the developed and undeveloped proved reserves estimates through the past three fiscal years.

Table 31 – Developed and Undeveloped Proved Reserves

	Oil	NGL	Gas	Total
Proved Reserves as of December 31,	Mmbls	Mmbls	Bcf	Mmboe
2019 proved reserves
Developed	848	50	2,662	1,365
Undeveloped	429	57	244	529
2018 proved reserves
Developed	832	51	2,882	1,389
Undeveloped	295	23	119	338
2017 proved reserves
Developed	763	55	3,158	1,372
Undeveloped	251	19	96	287

Of the total amount of proved undeveloped reserves that Ecopetrol had at the end of 2018 (338 million boe), we converted approximately 89 million boe, or 26%, to proven developed reserves during 2019. Approximately 75% of the total conversion is primarily associated with the development of crude oil and gas projects in the Castilla, Rubiales, Chichimene and Yarigui fields (67 million boe), while the remaining 25% is associated with development execution in other fields such as the Suria, Casabe, Quifa, Caño Sur and Ocelote fields, among others. The amount of investments made during 2019 to convert proved undeveloped reserves to proved developed reserves was US$791 million.

Of the total amount of proved undeveloped reserves that Ecopetrol had at the end of 2017 (287 million boe), we converted approximately 84 million boe, or 29%, to proven developed reserves during 2018. Approximately 69% of the total conversion is primarily associated with the development of crude oil and gas projects in the Castilla, Rubiales and Chichimene fields (58 million boe), while the remaining 31% is associated with development execution in other fields such as the Ocelote, La Cira-Infantas, Caño Sur and K2 fields, among others. The amount of investments made during 2018 to convert proved undeveloped reserves to proved developed reserves was US$841 million.

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

Changes in Undeveloped Proved Reserves

The following table reflects the main changes in undeveloped proved reserves as of December 31, 2019, 2018 and 2017.

Table 32 – Changes in Undeveloped Proved Reserves

	As of December 31,
Consolidated Companies (million barrels oil equivalent)	2019	2018	2017
Revisions of previous estimates	43	28.4	9
Improved recovery	40	67.1	36
Extensions and discoveries	34	39.9	25
Purchases	163	-	-
Proved Undeveloped converted to Proved Developed	(89)	(83.7)	(53)
Net change in unproved reserves	190	51.7	17

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Rounded figures

Reserve Process

Ecopetrol’s reserves process is coordinated by the Corporate Reserves Manager, a highly experienced engineer, who reports to the Upstream Chief Financial Officer. The Ecopetrol reserves group is comprised of reserves coordinators who are geologist and petroleum engineers, each with more than ten years of experience in reservoir characterization, field development, estimation and reporting of reserves and who support and interact with the specialists involved in the estimation and reporting process, following an established procedure with its corresponding internal controls. As in previous years, the reserves are estimated and certified by recognized external independent engineers (this year consisting of Ryder Scott Company, Gaffney, Cline & Associates, Sproule International Limited, Netherland Sewell & Associates, Inc. and DeGolyer and MacNaughton) in compliance with the definitions of the Society of Petroleum Engineers and the applicable SEC rules. According to our corporate policy, we report the reserves values obtained from the external engineers, even if they are lower than our expected reserves.

The reserves estimation process ends when the Corporate Reserves Manager consolidates the results and together, with the Development Vice-President and the Upstream Chief Financial Officer, presents the outcome to the Reserves Committee, which comprises the Group’s CEO, the Group’s CFO and the Vice-President of Development and Production. Results are later presented to the Audit and Risk Committee of the Board of Directors and finally reviewed and approved by the Board of Directors.

Petroleum engineering consultants Ryder Scott Company, Gaffney, Cline & Associates, Sproule International Limited, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton have estimated and certified Ecopetrol’s proved reserves as of December 31, 2019. These external engineers estimated 99% of our estimated net proved reserves for the year ended December 31, 2019, 2018 and 2017. The reserves reports of the external engineers are included as exhibits to this annual report.

Ecopetrol’s reserves process uses deterministic methods which are commonly used internationally to estimate reserves. These methods whilst reliable, have some inherent uncertainty, and thus, the estimates should not be interpreted as being exact amounts. The majority of the producing proved reserves were estimated by applying appropriate decline curves or other performance relationships. In analyzing decline curves, reserves were estimated by calculating economic limits that are based on current economic conditions. In certain cases, where the methods previously employed could not be used, reserves were estimated by analogy with similar reserves for which more complete data was available.

Estimates of reserves were prepared by geological and engineering standard methods commonly used in the oil and gas industry. The method or combination of methods used in the analysis of each reserve was adopted from experience analogy reserves, including information on the stage of development, quality and completeness of basic data and production history.

The following table reflects the estimated proved reserves of oil and gas as of December 31, 2017 through 2019, and the changes therein.

Table 33 – Estimated Proved Reserves of Oil and Gas

Consolidated companies	Colombia	North America	South America excluding Colombia	Total
	Net proved oil, NGL and gas reserves in Mmboe
At December 31, 2017	1,635	16	8.2	1,659.2
Revisions	114	5.8	1	120.8
Improved Recovery	129	-	-	129
Extensions and discoveries	50	7	-	57
Production	(233)	(3.8)	(2)	(238.8)
At December 31, 2018	1,695	25	7.2	1,727.2
Revisions	78.4	4.3	0.2	83
Improved Recovery	94.3	-	-	94
Extensions and discoveries	66	0.7	-	67
Purchases	-	164	-	164
Production	(236)	(4.2)	(1.4)	(242)
At December 31, 2019	1,698	189.7	6	1,893

For more information regarding the potential impacts of oil prices on our reserve estimates, see the sections Financial Review—Trend Analysis and Sensitivity Analysis and Risk Review—Risk Factors.

Rounded figures

3.4.4	Joint Venture and Other Contractual Arrangements

We conduct our exploration and production business through a variety of types of contractual arrangements with the Colombian government or with third parties. Below is a general description of the main type of contractual arrangement to which we were a party as of December 31, 2019.

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

Incremental Production Contract

We enter into incremental production contracts to obtain additional hydrocarbon production beyond a base production curve that is established based on the proven reserves of a specific field or well. Under this type of arrangement, Ecopetrol S.A. owns 100% of the hydrocarbons defined by the base production curve. The incremental production (i.e., the hydrocarbon volume obtained beyond the basic production as a result of investment activities), will be owned by the contract parties in the proportions established by such contract.

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

Risk Production Contract for Discovered Undeveloped and Inactive Fields (First Round 2003)

We have entered into risk production contracts for discovered undeveloped fields to promote exploration by private companies of both undeveloped and inactive fields. Under these contracts, the contracting party assumes all costs and expenses for the development and operation of a field in exchange for a percentage interest in the field’s production as specified in the contract. This type of contract has a ten-year term calculated from its date of execution: one year for the evaluation period and a maximum of nine years for the development period. Some of these contracts have subsequently been extended beyond their original term. Currently, Ecopetrol does not have any contract under this type of contractual arrangement.

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

The contract had an initial term of 10 years and was amended several times to include an additional term of six years for which a new business was structured.

The National Hydrocarbons Agency (ANH) and its Contracts

The National Hydrocarbon Agency (Agencia Nacional de Hidrocarburos or ANH as per its Spanish acronym) was created by Decree Law 1760 of 2003 and was given the authority to administer all national hydrocarbon reserves under contracts executed beginning on January 1, 2004. Decree Law 1760 of 2003 states, “The Empresa Colombiana de Petróleos, Ecopetrol, is split, its organic structure is modified, and the Agencia Nacional de Hidrocarburos and the Sociedad Promotora de Energía de Colombia S.A. are created.” Prior to January 1, 2004, Ecopetrol S.A. had the authority to contract with third parties for the exploration and production of new areas.

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

Below, we include a brief description of each type of contract that we have entered into with the ANH:

Technical Evaluation Agreement

This type of contract grants the contractor the right to develop technical evaluation operations with operational autonomy at its own cost and risk, seeking to appraise the hydrocarbon potential, with the purpose of identifying the zones of prospective interest in the area by means of the execution of an exploratory program. The contractor has the option to request the conversion of a technical evaluation agreement (Technical Evaluation Agreement or TEA) into one or more E&P Contracts that cover the area of the TEA (or a portion thereof).

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

Pursuant to the first stage of this contractual model, the ANH only receives a percentage of oil revenues in two cases:

i.	when the international oil prices rise beyond a specified price, above which the ANH has a right to participate in a share of the increased revenues generated, or

ii.	in the case of recognition of production rights in an extended contractual phase.

Under all E&P contracts executed since ANH’s 2008 bidding round, the ANH receives a percentage of the production from the beginning of the contract, upon the commencement of the production phase, and not only in the extension phase of the contract as mentioned in the previous paragraph. In addition, ANH has economic rights when the price of oil exceeds a reference price set in the contract (high price fee) and the superficiary canon. It also has a right to use of the subsoil from the beginning of the contract, calculated based on the area of the field during the exploration stage and based on the production during the evaluation and production stage.

E&P contracts have three phases: (i) an exploration period, which term is 6 years counted from the effective date, renewable for two additional years, (ii) an evaluation period of two years, assuming a discovery is made, to determine the commercial potential of the discovery and (iii) a production period, which is, with respect to each production field, 24 years plus any extensions, which are counted from the date of declaration of commerciality of the corresponding field. The abovementioned terms have been modified during ANH’s 2014 bidding round for unconventional and offshore reservoirs to an exploration period of nine years and a 30-year production period. As per the new model E&P contract published by the ANH on June 29, 2018, the term of the evaluation period for offshore contracts entered into as of 2019 will be three, five or seven years, depending on the depth of the water where the discovery is located.

ANH and Ecopetrol Agreements (Convenios)

Decree Law 1760 of 2003, established that the rights over the production area and over the movable and immovable assets of: (i) all fields that were directly operated by Ecopetrol S.A. as of December 31, 2003, and (ii) all fields in which there were an association contract before said date will continue to belong to Ecopetrol S.A.

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

Graph 5 – Map of Oil Pipelines

Graph 6 – Map of Multi-purpose Pipeline

The table below sets forth the volumes of crude oil and refined products transported through the crude oil pipelines and multi-purpose pipelines owned by us.

Table 34 – Volumes of Crude Oil and Refined Products Transported

	For the year ended December 31,
	2019	2018	2017
	(thousand bpd)
Crude oil transport(1)	877.7	836.2	823.3
Refined products transport(2)	275.3	273.4	268.2
Total	1,153.0	1,109.6	1,091.5

(1)	The crude oil transported volumes correspond to the following systems: Ocensa Segment 3, ODC, Vasconia-Galan, Ayacucho-Galan, Ayacucho-Coveñas and Trasandino Pipeline.
(2)	The pipelines transporting refined products include the following: Galan-Sebastopol, Galan-Salgar, Galan-Bucaramanga, Buenaventura-Yumbo and Cartagena-Baranoa.

The volume of crude oil transported by Cenit’s main systems and those of its subsidiaries increased in 2019 by 5% compared to the previous year. This increase was mainly the result of (i) increased oil production at the national level, including production by third parties, (ii) commercial strategies at the Monterrey facilities which facilitated the transport of oil previously transported outside of our infrastructure, (iii) transportation of crude from the Acordionero oil field, and iv) increased crude oil transport demand from the Barrancabermeja refinery. Of the total volume of crude transported by oil pipeline, approximately 78.1% belonged to the Ecopetrol Group.

The volume of refined products transported by Cenit increased by 0.7% in 2019 mainly due to growth of demand from the frontier with Venezuela and higher volumes in the Cartagena – Baranoa pipeline, which more than offset lower volumes in the Galan – Sebastopol pipeline, which in turn was due to programed maintenance at the Barrancabermeja refinery and the import of refined products through the Buenaventura port. Of the total volume of refined products transported in multi-purpose pipelines during the year, 32.9% belonged to the Ecopetrol Group.

Transportation Capacity

Our main crude oil pipeline systems’ operating capacity decreased from 1,497 thousand bpd in 2018 to 1,486 thousand bpd in 2019 primarily due to scheduled maintenance. Our main multi-purpose pipeline transportation capacity increased from 510 thousand bpd in 2018 to 511 thousand bpd in 2019.

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

As of December 31, 2019, we, directly or indirectly with private partners, own, operate and maintain an extensive network of crude oil and multi-purpose pipelines. These pipelines connect our own and third-party production centers, import facilities and terminals to refineries, major distribution points and export facilities in Colombia.

Cenit directly owns 45% of the total crude oil pipeline shipping capacity in Colombia. When aggregated with the crude oil pipelines in which Cenit owns an interest, Cenit owns 82% of the oil pipeline shipping capacity in Colombia. By December 31, 2019, our network of crude oil and multi-purpose pipelines was approximately 9,106 kilometers in length. The transportation network consists of approximately 5,367 kilometers of main crude terminals and oil pipeline networks connecting various fields to the Barrancabermeja refinery and Reficar, as well as to our export facilities.

We also own 3,739 kilometers of multi-purpose pipelines for transportation of refined products from the Barrancabermeja refinery and from Reficar to major distribution points. Out of the 5,367 kilometers of crude oil pipelines, owned by us, 3,155 kilometers of crude oil pipeline are wholly owned, and 2,212 kilometers of crude oil pipeline are owned through non-wholly owned subsidiaries.

The following table sets forth our main pipelines in which we own an indirect interest as of December 31, 2019.

Table 35 – Our Main Pipelines

Pipeline	Kilometers	Capacity (mbd)		Product Transported	Origin	Destination	Indirect Ownership Percentage
Caño Limón-Coveñas	771	250		Crude Oil	Caño Limón	Coveñas	100.00%
Oleoducto de Alto Magdalena (OAM)	391	110		Crude Oil	Tenay	Vasconia	95.8%
Oleoducto de Colombia (ODC)	483	236		Crude Oil	Vasconia	Coveñas	73.00%
Oleoducto Central – Ocensa(1)	848	745		Crude Oil	Cupiagua	Coveñas	72.65%
Oleoducto de los Llanos (ODL)	260	314	(2)	Crude Oil	East fields	Monterrey Cusiana	65.00%
Oleoducto Bicentenario de Colombia	230	110	(3)	Crude Oil	Araguaney	Banadia	55.97%

(1)	Ocensa has four segments with different capacities. 745 mbd refers to the capacity of segment two (El Porvenir-Vasconia). The capacity of the other segments are as follows:
a.	Cupiagua-Cusiana (segment zero): 198 mbd
b.	Cusiana-El Porvenir (segment one): 745 mbd
c.	Vasconia-Coveñas (segment three): 550 mbd
(2)	Transportation capacity for this pipeline is measured by using crude oil viscosity of 690 cStk (30° C).
(3)	Represents the contractual crude oil transportation capacity for the pipeline currently in operation.

As of December 31, 2019 we owned 74 stations, 40 located in crude oil pipelines, 30 in refined products pipelines, 2 in crude oil ports and 2 in refined product ports.

As of December 31, 2019, we had a nominal storage capacity associated with the transportation network of 16.4 million barrels of crude oil and 4.8 million barrels of refined products. We do not own any tankers.

Pipeline Projects

San Fernando – Monterrey

The San Fernando – Monterrey project objectives and scope include ensuring the ability to transport 300,000 bpd at 300 cSt of diluted crude oil from the Chichimene and Castilla fields to the Monterrey pumping station and the transportation of 45,000 bpd of diluent (naphtha) between the Apiay station and the Castilla and Chichimene fields. The project foresees the construction of a new 30” 119-km crude oil pipeline, a new pumping station to include reception, storage and dilution facilities, the conversion of the existing pipeline of 10” between the Castilla II plant and the Apiay station, and the construction of a new 10” pipeline between Chichimene and San Fernando fields in order to transport diluent (naphtha) from the Apiay station to the San Fernando plant.

In 2018, the project completed the maximum pumping test, in accordance with the operational system parameter and owner’s requirements; as a result, the main functional services of the project were validated. The construction, startup phase and commissioning of all systems were completed in January 2018. The system is able to transport crude oil at 750 cSt between the San Fernando and Apiay stations. During 2019, 17 kms of the 30” oil pipeline infrastructure designed to bypass the Apiay station were under construction. The project is currently in the commissioning process.

Chinchina – Pereira product pipeline realignment

The main objective of the Chinchina-Pereira project was to move the product pipeline infrastructure away from densely populated areas. The realignment of the pipeline increased the reliability and safety of the transportation of refined products to the western region of Colombia by avoiding geotechnically active areas. The pipeline is 55 kilometers long.

The refined product pipeline Salgar - Cartago - Yumbo realignment between the towns Chinchiná and Pereira passes through the municipalities of Santa Rosa de Cabal and Marsella. The project was commissioned and inaugurated during September 2019.

Replacement of El Porvenir Station Pumping Units

During 2019, Ocensa completed the replacement of five internal combustion pumping units with electrical energy engines and the installation of an electrical power generation plant with a 6 MW gas turbine. The startup of the project reduces Ocensa’s CO2 emission to 44,000 tons of CO2 equivalent per year, which represents about 15% of Ocensa’s total operations gas emissions. The project has also resulted in savings in operation and maintenance costs of US$9.8 million between 2018 and 2019.

Replacement of Tanker Loading Unit TLU - Coveñas

In 2019, Ocensa invested US$32.8 million in offshore infrastructure as a part of the investment plan signed with the Infrastructure National Agency (ANI), which allows Ocensa to continue operating in a public area of the Morrosquillo Gulf, loading tankers with a capacity of up to 2 million barrels of crude oil. Investments during 2019 consisted of the following: the acquisition of a new, more efficient CALM Turret Buoy and PLEM (Pipeline End Manifold), which will improve the loading times of the tankers; the acquisition of two fiber optic systems, one of which communicates the TLU-2 with land and the other monitors the deformations of the submarine pipeline caused by sea currents; the maintenance of a string of floating hoses; the improvement of the inland transport and handling system; and the completion of integrity works such as inspections of the underwater pipeline, which lead to the repair of four welded joins of 42” and the stabilization of the last 72 meters of the seabed of the offshore pipeline.

3.5.1.2	Export and Import Facilities

We currently have concessions granted by the Colombian Government for four export/import docks for crude oil and refined products: Coveñas, Tumaco, Pozos Colorados and Cartagena. Our export capacity reached 1.62 million bpd for crude oil. Our import capacity of refined products and crude oil reached 0.19 million bpd and 0.33 million bpd, respectively.

Our crude oil loading facilities can load tankers of up to 350 thousand deadweight tonnage (DWT). Adjacent to these loading facilities we also have storage facilities that are capable of storing 11.8 million barrels. Our docks used for import and export of refined products can load tankers of 70 thousand DWT. Additionally, these facilities have storage capacity of up to 5.8 million barrels.

3.5.2	Other Transportation Facilities

We have entered into transportation agreements with tanker truck and barge companies in order to transport crude oil from locations that do not have pipeline connections to refineries and export facilities. The volume of refined products that cannot be transported by pipelines or tanker trucks because of capacity limitation is transported by barges. During 2019, 27.0 million barrels of crude oil and refined products were transported by tanker trucks, and 10.34 million barrels of refined products were transported by barges, particularly using the Magdalena River, connecting Barrancabermeja with Barranquilla and Cartagena.

3.5.3	Marketing of Transportation Services

Cenit and its subsidiaries’ main line of business is the crude oil pipeline transport (76.7% of revenues), followed by the refined products pipeline transport (14.4% of revenues) and ports and related services (4.4% of revenues). Both crude and refined product pipeline transport are regulated activities; crude oil pipeline transport services are regulated by the Ministry of Mines and Energy, while refined product pipeline transport services are regulated by the Comisión de Regulación de Energía y Gas (CREG).

Transportation contracts of crude oil may take several forms: ship or pay (payment for the availability of a fixed capacity in the system), ship and pay (payment for volumes actually transported) or spot contracts. The main users for the crude oil transportation business are Ecopetrol S.A., Frontera Energy, Trafigura, Mansarovar, Metapetroleum and Gran Tierra, who collectively represented 73.3% of this business segment’s revenues in 2019. Transportation services for crude oil provided to Ecopetrol S.A. represented 61.3% of this business segment’s crude oil transport revenues.

Cenit also transports refined products. Its main client for this service is Ecopetrol S.A., which accounted for 40.1% of refined products pipeline transport revenues in 2019, principally due to the transport of naphtha, diesel and gasoline. Cenit also has 15 other fuel wholesalers’ customers for whom it transports refined products. The most significant among them are Organización Terpel, Primax Colombia, Chevron Petroleum Company, Biocombustibles S.A.S. and Distribuidora Andina.

Deregulated businesses, such as ports and crude-loading facilities, represent a smaller portion of Cenit’s revenue (4.4% in 2019). Clients for these businesses include some of the same parties for which Cenit provides crude oil and refined products transportation services.

Developments with certain clients of Bicentenario and Cenit

Oleoducto Bicentenario de Colombia S.A.S.

During July 2018, the carriers Frontera Energy Colombia Corp. (Frontera), Canacol Energy Colombia S.A.S. (Canacol) and Vetra Exploración y Producción Colombia S.A.S. (Vetra and, together with Frontera and Canacol, the Carriers) sent letters to Oleoducto Bicentenario de Colombia S.A.S. (Bicentenario) alleging there were early termination rights under the Ship-or-Pay Transport Agreements entered by each of them and Bicentenario in 2012 (the Transport Agreements). Bicentenario has rejected the terms of the letters, noting that there is no option for early termination and reiterating to the Carriers that the Transport Agreements are current and therefore the Carriers must fulfill their obligations under the Transport Agreements in a timely fashion. Under Bicentenario’s understanding that the Transport Agreements remain current and that the Carriers are in violation of their obligations under such agreements, Bicentenario declared the Carriers delinquent because of their failure to pay for transport service under the aforementioned agreements. Consequently, Bicentenario executed the standby letters of credit posted as guarantee for the Transport Agreements. On October 19, 2018, Bicentenario notified Frontera of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in such clause. Such discussions ended without an agreement on December 19, 2018. On January 28, 2019, Bicentenario filed an Arbitration Claim against Frontera in accordance with the arbitration clause of the Transportation Agreement to claim any compensation, indemnification or other restitution deriving from the alleged early termination of said agreements.

Similarly, on November 1, 2018, Bicentenario notified Vetra and Canacol of the existence of a “Dispute” pursuant to Clause 20 of the respective Transport Agreement and moved to the party dispute settlement stage as provided for in each such respective clause. Such discussions ended without agreement on March, 2019.

On June 14, 2019, and June 26 2019, Bicentenario filed arbitration claims against Vetra and Canacol, respectively, in accordance with the arbitration clause of the Transportation Agreement to claim any compensation, indemnification or other restitution deriving from the alleged early termination of said agreements.

As part of the litigation strategy of Bicentenario, the above-mentioned claims were withdrawn, and new claims were filed, as explained below:

•	On November 12, 2019, Bicentenario filed an arbitration claim against Frontera, before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce (Case No. 119448), in order to obtain the corresponding compensation, indemnification or other restitution deriving from the alleged early termination of the Transportation Agreement up to the end of the Ship or Pay term (2024).

•	On December 10, 2019, Bicentenario filed an arbitration claim against Vetra, before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce (Case No. 120089) in order to obtain the corresponding compensation, indemnification or other restitution deriving from the alleged early termination of the Transportation Agreement up to the end of the Ship or Pay term (2024).

•	On December 26, 2019, Bicentenario filed an arbitration claim against Canacol, before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce (Case No. 120179) in order to obtain the corresponding compensation, indemnification or other restitution deriving from the alleged early termination of the Transportation Agreement up to the end of the Ship or Pay term (2024).

On December 3, 2019, Bicentenario also filed an arbitration claim against its shareholders Frontera, Pacific OBC, Corp., Pacific OBC 1, Corp., Pacific OBC 4, Corp., Canacol and Vetra under clause 23(d) of the Acuerdo Marco de Inversión before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce (Case No. 119872) contending that since Frontera, Pacific OBC, Corp., Pacific OBC 1, Corp., Pacific OBC 4, Corp. Canacol and Vetra did not perform the actions requested by Bicentenario necessary to support the indebtedness of the Bicentenario Project, they are in breach of the Acuerdo Marco de Inversión and therefore must compensate and indemnify Bicentenario due to their unlawful conduct.

On January 10, 2020, Bicentenario filed an arbitration claim against Canacol under the storage agreement (contrato de almacenamiento terminal coveñas) before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce (Case No. 120386) in order to obtain the corresponding compensation, indemnification or other restitution deriving from the alleged early termination of the storage agreement up to the end of the Ship or Pay term (2024).

As of the date of this annual report, Bicentenario continues evaluating its options under the Transport Agreements and the Shareholders Agreement (Acuerdo Marco de Inversión) in order to guarantee the compensation, indemnification or other restitution deriving from the alleged early termination of said agreements and any other contractual breaches by the Carriers.

Cenit Transporte y Logística de Hidrocarburos S.A.S.

During July 2018, the carriers Frontera, Vetra and Canacol (carriers) sent notifications to Cenit Transporte y Logística de Hidrocarburos SAS (Cenit) alleging they were exercising their early termination right under the Ship-or-Pay Crude Oil Transport Agreements (SoP agreements) entered among each of them and Cenit for the transportation of crude oil through the Caño Limón – Coveñas pipeline (owned by Cenit).

In response to the alleged termination of SoP Agreements, CENIT issued letters stating its position and that the alleged event which would have given the carriers early termination rights had not occurred as provided for in Clause 13.3 and other clauses of the aforementioned SoP agreements. In the same letters, CENIT stated that it would continue invoicing and charging for the transport services as stipulated in the SoP agreements, since they remain in force, and therefore, Carriers must fulfill their contractual obligations.

During November 2018, CENIT filed an arbitration claim against Frontera Energy Group claiming that SoP Agreements are in full force and effect and that Frontera is obliged to comply with their terms and conditions. In similar terms, arbitration claims were also filed against Vetra and Canacol on March and June 2019, respectively.

As of the date of this annual report, arbitrators have been designated by the parties for the aforementioned proceedings.

3.6	Refining and Petrochemicals

3.6.1	Refining

Our main refineries are the Barrancabermeja refinery, which Ecopetrol S.A. directly owns and operates, and a refinery in the Free Trade Zone in Cartagena owned by Reficar, a wholly owned subsidiary of Ecopetrol S.A. Ecopetrol S.A. operates this refinery and also owns and operates two other minor refineries – Orito and Apiay -, but these are considered part of the upstream segment since the majority of production is for self-consumption.

Our refineries produce a full range of refined products, including gasoline, diesel, jet fuel, LPG and heavy fuel oils, among others.

The following table sets forth our average daily installed and actual refinery capacity for each of the last three years:

Table 36 – Average Daily Installed and Actual Refinery Capacity

	For the year ended December 31,
	2019			2018			2017
	Capacity	Through-put	% Use	Capacity	Through-put	% Use	Capacity	Through-put	% Use
	(bpd)	(bpd)	(bpd)	(bpd)	(bpd)	(bpd)	(bpd)	(bpd)	(bpd)
Barrancabermeja	250,000	218,612	87%	250,000	221,946	89%	250,000	209,838	84%
Reficar(1)	150,000	155,049	103%	150,000	151,331	101%	150,000	135,700	90%
Apiay	2,500	779	31%	2,500	939	38%	2,500	997	40%
Orito	2,300	1,314	57%	2,300	1,228	53%	2,500	948	38%
Total	404,800	375,754	93%	404,800	375,444	93%	405,000	347,483	86%

(1)	Reficar’s operations were fully stabilized during the second half of 2017.

3.6.1.1	Barrancabermeja Refinery

The Barrancabermeja refinery supplies approximately 51.6% of the fuels consumed in Colombia according to internal calculations made by us and Colombia’s fuel consumption as reported by the Ministry of Finance.

The following table sets forth the production of refined products of the Barrancabermeja refinery for the periods indicated.

Table 37 – Production of Refined Products from the Barrancabermeja Refinery

	For the year ended December 31,
	2019	2018	2017
	(bpd)
LPG, Propylene and Butane	10,114	11,813	10,712
Gasoline Fuels and Naphtha	64,063	58,623	56,047
Diesel	57,469	58,305	56,090
Jet Fuel and Kerosene	24,320	23,604	20,421
Fuel Oil	32,009	36,636	38,217
Lube Base Oils and Waxes	797	729	609
Aromatics and Solvents	2,652	3,106	2,847
Asphalts and Aromatic Tar	29,593	31,104	26,468
Polyethylene, Sulphur and Sulphuric Acid	1,139	1,479	1,509
Total	222,156	225,399	212,920
Difference between Inventory of Intermediate Product	(703)	(1,018)	(405)
Total Production	221,453	224,381	212,515

In 2019, total production from the Barrancabermeja refinery decreased by 1.3% mainly due to the impact of the scheduled maintenance of the diesel hydrotreating unit.

We own and operate four petrochemical plants and one paraffin and lube plant located within the Barrancabermeja refinery. In 2019, we produced 33,309 tons of low-density polyethylene, a decrease of 31.3% compared to the production of 48,468 tons in 2018. This decrease was primarily due to maintenance performed on the Turboexpander unit. We produced 657.9 mboe of aromatics (benzene, toluene, xylene, orthoxylene, heavy aromatics and cyclohexane), a 26.4% decrease as compared with the production of 894 mboe of aromatics in 2018. The decrease was mainly the result of scheduled planned maintenance of the Aromatic unit.

The gross refining margin decreased from US$11.8 per barrel in 2018 to US$10.6 per barrel in 2019, primarily due to lower product prices and higher crude price spreads for the refinery feed slate. The average conversion index for the Barrancabermeja refinery was 86.8% in 2019 and 84.6% in 2018. This increase was primarily due to higher yields of valuable products and lower fuel oil yields.

3.6.1.2	Cartagena Refinery

The following table sets forth the production of refined products from the Cartagena Refinery for the periods indicated.

Table 38 – Production of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2019	2018	2017
	(bpd)
LPG, Propylene and Butane	4,255	4,227	6,791
Gasoline Fuels and Naphta	49,904	51,703	43,728
Diesel	79,069	76,833	60,467
Jet Fuel and Kerosene	9,331	8,057	6,700
Fuel Oil	3,660	4,671	10,150
Sulphur	585	581	446
Total	146,804	146,072	128,282
Difference between Inventory of Intermediate Products	2,262	39	3,916
Total Production(1)	149,066	146,111	132,198
Petcoke (Metric tons)	922,460	984,558	704,073

(1)	Does not include petcoke.

The following tables set forth the imports and sales of refined products from the Cartagena Refinery for the periods indicated.

Table 39 – Imports and Sales of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2019	2018	2017
	(bpd)
Imports
Motor Fuels	521	-	212
Diesel	-	-	–
Jet Fuel and Kerosene	-	466	847
Alkylate	-	-	–
LPG and Butane	990	739	618
Total Imports	1,511	1,205	1,677

During 2019, the Cartagena Refinery imported products in order to achieve the planned input of the Alkylation Unit and to cover the North Coast sales demand primarily due to an unscheduled operational event at this unit in the third quarter of the year.

	For the year ended December 31,
	2019	2018	2017
	(bpd)
Sales
Motor Fuels	49,865	52,126	44,051
Diesel	77,981	78,007	60,289
Jet Fuel and Kerosene	9,063	8,082	7,489
Fuel Oil	3,713	4,704	7,528
Other Products	22,435	19,942	27,099
Total Sales	163,057	162,861	146,456

During its stabilization period in the second half of 2017, the Cartagena Refinery completed individual unit performance tests (for 100% of units), and the Global Performance Test on December 5, 2017.

During the initial phase of the refinery optimization process, in the first half of 2018, the maximum charge capacity of several of the Cartagena Refinery plants were tested and provided the following results: (i) the Delayed Coking unit, reaching a maximum feed of 46,088 bpd versus a nominal capacity of 45,000 bpd, (ii) the crude unit, reaching 166,607 bpd versus a nominal capacity of 150,000 bpd and (iii) the hydrocracking unit reaching 38,204 bpd versus a nominal capacity of 35,000 bpd.

In August 2018 a test was run using 100% domestic crude during nine days, achieving an average throughput of 164 mbd. In September 2018, the highest average throughput per month of 161 mbd was achieved since the refinery’s commissioning.

Finally, the fluid catalytic cracking unit reached 43,515 bpd versus a nominal capacity of 40,000 bpd after coupling and putting the turbo expander into operation.

The gross refining margin, decreased from US$11.0 per barrel in 2018 to US$9.2 in 2019 mainly due to lower product prices and higher crude price spreads across international markets. Throughput increased during 2019, from an average of 151 mbd in 2018 to 155 mbd in 2019. The Cartagena Refinery’s 2019 figures already reflect the operation of all units.

Total sales have decreased as compared to 2018, US$4,129 million in 2018 versus US$3,904 million in 2019, mainly due to trends in the international market behavior characterized by lower product prices. A total of 56.6 million barrels of crude were processed in 2019 compared to 55.3 million barrels of crude processed in 2018. Exports to international markets represented 46% of total sales (US$1,800 million).

Financing

On December 30, 2011, with the approval from the Colombian Ministry of Finance and Public Credit, Reficar executed a US$3.5 billion project finance to partially fund the expansion and modernization of the Cartagena Refinery, loans with tenors of 14 and 16 years from Commercial Banks and Export Credit Agency Facilities, respectively. The aggregate amount drawn under these finance agreements totaled US$3,497 million. These credit agreements included a mechanism by which Reficar can exit the facility by transferring the debt to the Ecopetrol parent level by either (i) the occurrence of a mandatory debt assumption event or (ii) a voluntary debt assumption.

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

In order to finalize the implementation of Ecopetrol Group’s strategy to optimize its capital structure, the following capital injections were undertaken by Ecopetrol on December 13, 2017, increasing its shareholding participation in Reficar from 75.96% to 99.34%:

i.	As a result of the voluntary debt assumption, Reficar assumed an account payable in the amount of US$2,596 million (book value for Reficar’s senior debt under IFRS) in favor of Ecopetrol. As a shareholder, Ecopetrol requested that such account be repaid with Reficar shares.

ii.	Ecopetrol requested that the existing subordinated COP-denominated loan it granted to Reficar in the amount of $1,522,760 million (book value as of December 13, 2017) be repaid with new Reficar shares.

iii.	Additionally, on December 7, 2018, the direct shareholding participation of Ecopetrol S.A. in Reficar increased from 75.96% to 99.34%, after additional contributions of paid-in capital.

3.6.1.3	Esenttia S.A.

During 2019, Esenttia’s production totaled 460 thousand tons of petrochemical products, a 3% increase compared to the 447 thousand tons produced in 2018, primarily due to greater supply of the required raw material due to conditions in the American market. The total contribution margin in 2019 (including the contribution of polypropylene, polyethylene and masterbatches) was 27% higher than in 2018, an increase from US$191 per ton in 2018 to US$242 per ton in 2019. The increase in contribution margin was primarily due to higher inventory levels of the required raw material allowing for a reduction in costs.

Table 40 – Operating Capacity of Esenttia

	For the year ended December 31,
	2019	2018	2017
	(Metric Tons)
Average capacity	470,000	470,000	470,000
Throughput	459,737	447,290	440,632
% Use	98%	95%	94%

3.6.1.4	Biofuels

We have investments in two biofuel companies: (i) Bioenergy S.A.S., in which we own indirectly 99.61% of the shares, that in 2017 began the operation of an ethanol plant with nominal capacity of 480,000 liters/day, and (ii) Ecodiesel Colombia S.A., in which we own 50% of the shares, currently in operation with a theoretical capacity of 100,000 tons per year of biodiesel.

On March 10, 2020, Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S were admitted to reorganization processes by the Superintendence of Companies of Colombia under Law 1116 of 2006, which will allow them to organize financial, administrative and operational aspects to preserve their sustainability. Those entities are not material subsidiaries and therefore these processes are not expected to have a material adverse effect on our consolidated results of operations and financial condition.

Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S. were admitted to this reorganization process mainly due to lower than expected agricultural productivity and a deterioration in market conditions that make the current level of debt unsustainable. By this process, they will seek to establish agreements with their main creditors as well as liquidity alternatives to maintain the viability of the companies.

3.6.2	Marketing and Supply of Refined Products

We are the main producer and supplier of refined products in Colombia. We market a full range of refined and feedstock products, including regular and high-octane gasoline, diesel fuel, jet fuel, LPG, natural gas and petrochemical products, among others.

Domestic sales of products increased by 7.9 mboepd, an increase of 2.6% compared to 2018. This increase is primarily the result of: (i) a 4.3%, or 6.5 mboepd, increase in middle distillates sales mainly due to higher economic growth in general, change in the bio-fuel blend percent and higher airplane transportation demand by passengers; (ii) a 5%, or 5.5 mboepd, increase in gasoline primarily as a result of higher economic growth and increased demand in the border region, given the decrease in the supply of Venezuelan gasoline; and (iii) a 77%, or 6.5 mboepd, decrease in fuel oil sales primarily as a result of lower production in order to generate products with higher value.

During 2019, 3.4 million barrels of diesel and 3.8 million barrels of gasoline produced by Reficar were allocated to complement the supply from the Barrancabermeja refinery and fulfill Colombia’s demand, avoiding larger imports and allowing Ecopetrol to maintain the share of the national market. In the same way, 1.2 million barrels of diluent produce by Reficar were used to transport crude reducing diluent imports. In addition, Ecopetrol imported petrochemicals in order to complement the national supply, generating additional sales of lubricating bases, polyethylene, hexanes and others.

Exports of products increased by 5.9% compared to 2018, 6.4 mboepd from Reficar and -0.2 mboepd from Ecopetrol, primarily due to (i) a 39%, or 13 mboepd increase in exports of diesel and (ii) a 35%, or 8.3 mboepd decrease in gasoline exports.

3.7	Research and Development; Intellectual Property

Our innovation and technology center is the Colombian Petroleum Institute, established in 1985 and located in Bucaramanga, Santander. In 2019, research and development expenses were US$50.1 million, compared to US$40.7 million in 2018. Technology and innovation are essential to our efforts to add value to our business segments through the development of proprietary technologies and competitive advantages and the adaptation of third-party technologies to our processes.

Our research, technology development and innovation efforts are focused on four main strategies: extending the technical limits for reserves growth; increasing the efficiency and sustainability of our operations preparing the corporation for decarbonization and the energy transition; and increasing the digitalization of our company. The scope of the Colombian Petroleum Institute activities covers all of our value chain segments: exploration, production, refining, transportation and commercialization, as well as environmental sustainability and asset integrity.

By 2030, our goal is to achieve a 20% reduction of our equivalent carbon dioxide emissions through energy efficiency projects, abatement of fugitive methane emissions, zero routine gas flaring in our operations, and carbon capture, utilization and storage (CCUS). We are diversifying the sources of energy for our operations by deploying a portfolio of renewables, including solar, wind and possibly geothermal resources. We will also monitor the progress of technological advances that could enable the use of green hydrogen in our refining and petrochemical processes. As water is a fundamental resource, our efforts will also include a water management program that encompasses the conservation, recycling, reuse and valorization of production water streams. Finally, we will also explore the production of high performance, non-combustible materials from petroleum molecules.

Each year Ecopetrol presents to the Colombian Institute for the Development of Science and Technology (Instituto Colombiano para el Desarrollo de la Ciencia y la Tecnología, or COLCIENCIAS) its research, technology development projects and innovation initiatives, in order to obtain certifications for its science and technology investments. COLCIENCIAS certifies science and technology investments, which are deductible from income tax upon execution; and Ecopetrol applies the tax benefit. In 2019, we obtained US$1.38 million in science-and-technology-related tax benefits certified by COLCIENCIAS.

Our intangible assets are preserved through a technological value-generation process and an intellectual property protection process, which include the consolidation of trade secrets, patents, copyrights, trademarks, industrial designs, and publications in specialized journals. Ecopetrol has filed 247 patent applications in the last years, 23 of them in 2019. Our most recent patent applications include innovative technologies, such as (i) a method obtaining carbon quantum dots from petroleum molecules and its applications, (ii) a process for obtaining a transportable hydrocarbon blend composed of heavy crudes and non-conventional diluents, (iii) a downhole diluent injection process and its monitoring and control scheme for the recovery of extra heavy oil.

In 2019, Ecopetrol declared two industrial secrets that strengthen its competitive advantages in heavy oil processing and flow assurance; and in offshore exploration, specifically in the Colombian sector of the Caribbean Sea. The Colombian and international authorities granted us eight new patents—seven in Colombia and one in India. We currently hold 93 patents in Colombia, the United States, Mexico, Russia, Peru, Venezuela, Ecuador, Brazil, Nigeria, Indonesia, India and Malaysia.

In 2019, Ecopetrol S.A. licensed six of its technologies to private companies for manufacturing, marketing commercialization and technical support. We currently have 46 technologies licensed to Colombian and multi-national companies.

3.8	Applicable Laws and Regulations

3.8.1	Regulation of Exploration and Production Activities

3.8.1.1	Business Regulation

Pursuant to the Colombian Constitution, the Nation is the exclusive owner of minerals and non-renewable resources located in the subsoil and has full authority to determine the rights to be held and royalties or compensation to be paid by investors for the exploration or production of any hydrocarbon reserves. The Ministry of Mines and Energy and the ANH are the authorities responsible for regulating all activities related to the exploration and production of hydrocarbons in Colombia.

Decree Law 1056 of 1953 (the Petroleum Code, or Código de Petróleos) declares that the hydrocarbon industry and its activities of exploration, exploitation, refinement, transportation and distribution are of public interest, which means that, in the interest of the hydrocarbon industry, the Colombian government may order, for example, necessary expropriations in order to develop such industry. The hydrocarbon industry is under governmental supervision and control, regulated mainly by the Ministry of Mines and Energy and the ANH.

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

Decree 3004 of 2013, sets forth guidelines regarding future regulation related to the exploration and exploitation of unconventional hydrocarbon resources in Colombia. Under Decree 3004, an unconventional field is defined as a rock formation with low primary permeability that requires stimulation in order to improve the conditions of mobility and recovery of hydrocarbons. Resolution 90341 was issued on March 27, 2014 in development of the mandate of Decree 3004 setting the technical conditions, requirements and procedures for the exploration and exploitation of unconventional fields. Resolution 90341 of 2014 is currently suspended by order of the Council of State, as a precautionary measure in the analysis of a legal action filed by the Universidad del Norte. This precautionary measure covers both the Decree 3004 of December 26, 2013 and Resolution N° 90341 of March 27, 2014, related to unconventional fields.

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

Agreement 002 of 2015, as issued by the ANH, partially amends Agreement 004 of 2012 and sets forth the initial rules and measures the Government can take to mitigate the adverse effects of the decline of international oil prices. The main measures established by this agreement are the following:

i.	The extension of terms and deadlines for the execution of activities related to investments in exploration and evaluation phases and for the declaration of commercial discoveries;

ii.	The establishment of procedures to transfer investments in exploration programs between allocated areas; and

iii.	The leveling of the contractual terms of offshore contracts entered before 2014 to the ones included in the contracts executed as a result of the 2014 Colombian Round.

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

As mentioned above, on November 8, 2018, the High Court for Administrative Matters (Consejo de Estado) analyzed the potential annulment of Decree 3004 of 2013 and Resolution 90341 of 2014 and issued an interim order to suspend their effects as of such date. However, the aforementioned Court established that, “… if the National Government is interested in investigation, clarifying and exploring the feasibility of the hydraulic fracturing procedure for the exploration and exploitation of hydrocarbons in unconventional reservoirs (YNC), it could advance in the so-called Comprehensive Research Pilot Projects (PPII).”

On February 4, 2019, the ANH published the new model contract for offshore exploration and production. The purpose of this new model contract is to foster and stimulate investments in exploration and the exploitation of offshore hydrocarbons, enhancing Colombia’s competitiveness to attract and retain investments from large and experienced O&G operators.

On February 5, 2019, the ANH by implementing the Acuerdo No. 2 (Agreement No. 2) opened a permanent competitive bidding procedure (PPAA), which aims to select, among previously qualified proponents on equal terms, the most favorable offers to allocate the areas previously determined, demarcated and classified by the ANH.

As a result, in 2019, the ANH issued terms of references for the PPAA and carried out two cycles both of which were divided in the following four stages: (i) submission of the proposals and selection of the initial proponent, (ii) submission of counterproposals and selection of the most favorable counterproposal, (iii) the exercise of the right of option of improvement by the initial proponent and (iv) allocation of areas and execution of contracts.

As result of the first cycle of the PPAA, the ANH offered 18 continental areas and two offshore areas. As part of the second cycle, the ANH allocated 14 onshore blocks.

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

The National Authority on Environmental Licensing (ANLA), created by means of Decree 3573 of 2011, is the authority responsible for evaluating the applications and issuing the environmental licenses for oil & gas-related activities, as well as surveilling and overseeing all hydrocarbon projects and monitoring the environmental compliance of such activities.

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

On May 26, 2015, the Ministry of Environment and Sustainable Development (MESD) issued Decree 1076, which compiles the majority of Colombian regulations in force regarding environment and sustainable development.

The environmental license encompasses all of the necessary permits, authorizations, concessions and other control instruments necessary under Colombian environmental law to undertake a project or activity that may result in the serious deterioration of renewable natural resources, or that have the capacity of materially modifying the physical environment. The license shall define specific conditions under which the beneficiary of the license may undertake such project or activity. The procedure to obtain an environmental license begins when the company files an Environmental Impact Study (EIA) related to the project before the ANLA. The licensing process includes an application for the use of natural renewable resources (water, soil and air), according to Decree 2106 of 2019. When the project or activity requires permits for the use of forestry species that are banned, these should be included in the environmental license process. The EIA must be filed as well as a plan to prevent, mitigate, correct and compensate for any activity that may harm the environment, known as the Environmental Management Plan (PMA).

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

The Ministry of Environment and Sustainable Development (MESD) is also responsible for establishing guidelines regarding climate change policies for the hydrocarbon sector in Colombia. We comply with those guidelines. At present, MESD has not proposed any specific steps for the implementation of the Kyoto Protocol or the Paris Agreement, as they relate to our operations. We are continuously monitoring climate change requirements that could be applicable to us. A company that does not comply with the applicable environmental laws and regulations, does not execute the Environmental Management Plan (PMA) approved by the environmental authority or ignores the requirements imposed by an environmental license may be subject to an administrative proceeding initiated by the ANLA or the regional environmental authorities established by Law 1333 of 2009. The proceeding may result in oral or written warnings, monetary penalties, fines, license revocation or the temporary or permanent suspension of the activity being undertaken. Apart from administrative sanctions, the Colombian judiciary or other law enforcement authorities may also impose civil and even criminal sanctions if environmental damages are verified as a consequence of having breached the environmental laws and regulations applicable to the project.

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

Hydrocarbon transportation activity is a public interest activity in Colombia and a public service. As such, it is under governmental supervision and control, regulated mainly by the Ministry of Mines and Energy and the Comisión de Regulación de Energía y Gas (CREG as per its Spanish acronym).

Transportation and distribution of crude oil, liquefied petroleum gas and refined products must comply with the Petroleum Code, the Code of Commerce and all governmental decrees and resolutions. However, liquefied petroleum gas-related activities are regulated by CREG. According to Law 681 of 2001, multi-purpose pipelines owned by Cenit (a company wholly owned by Ecopetrol) must be open to third-party use on the basis of equal access to all.

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

The Ministry of Mines and Energy is responsible for reviewing and approving the design of and tracks for crude oil pipelines and establishing transport rates based on information provided by the service providers. It also oversees the calculation and payment of hydrocarbon transport-related taxes and manages the information system for the oil product distribution chain.

In 2014, the Ministry updated the transport regulation and the rate calculation method for this line of business. It introduced a framework for the secondary market and incentives for new pipeline construction and current pipeline capacity expansions. According to the Petroleum Code, rates must be revised every four years.

During the scheduled revision of 2019, the Ministry of Mines and Energy, by means of Resolutions 31123 and 31332 of 2019 established the applicable rules for transportation and oil production companies to negotiate tariffs for the next four years. Once the negotiation period was over, the Ministry of Mines and Energy through a series of resolutions set the applicable tariffs for transportation of crude oil through pipelines. Such resolutions, were in line with tariff methodology that has been in place since 2014, providing more regulatory stability for the Midstream companies through June 2023.

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

The applicable framework regarding LGP transportation was established by CREG of 2009 (amended by Resolution 152 of 2014), which, among other issues, sets forth: (i) the obligation of the owners and operators of transportations infrastructure to guarantee access to their infrastructure to other market agents, as long as they pay the fees regulated by CREG; (ii) the general obligations applicable to LGP transporters; (iii) the requirements applicable to the LGP transportation agreement; and (iv) establishes the non-discrimination principle regarding the access to the national transportation infrastructure.

In August 2017 CREG prepared a draft resolution 113 of 2017, which has not been issued. It introduces a new framework for the transportation regulation of liquefied petroleum gas and refined products. The draft resolution was open for observations from the general public and the oil and gas industry until January 12, 2018. CREG is also in the process of defining the transportation regulation and the rate calculation method for refined products. The primary goals and components of the proposed regulation are: (i) to ensure access to the transport systems for liquid fuels and the LPG pipeline systems without discrimination; (ii) to promote the timely expansion of the transport system in line with the needs of the market; (iii) to promote competition and prevent restrictive practices; (iv) to separate the operations of refining and transport; and (v) to ensure the efficient and continuous operation of transport systems. As of the date of this annual report, the above mentioned resolution has not been issued.

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

In 2008, Law 1205, further developed by Resolution 180689 of 2010, issued by the Ministry of Mines and Energy, was issued with the main purpose of contributing to a cleaner environment. It established the minimum quality specifications for liquid fuels in Colombia. Since August 2010, Ecopetrol has been producing and selling diesel and gasoline that comply with the requirements of the aforementioned law.

Since 1995, under Resolution number 898 of August 23, 1995 the Ministries of Environment and Sustainable Development and of Mines and Energy, have regulated the environmental criteria for liquid and solid fuels used in commercial and industrial furnaces and boilers, as well as automobile internal combustion engines. Resolution 898 has been subject to numerous modifications through the years, the most recent by Resolution 40619 of June 30, 2017 as amended by Resolution 40575 of 2019, which extended the validity period. Ecopetrol has been complying with this regulation and working with governmental entities in order to improve air quality in the most critical areas in Colombia.

3.8.3.1	Regulation of Liquefied Petroleum Gas (LPG) and Liquid Fuels

Wholesale marketing, transport, distribution and retail marketing of LPG are mainly regulated by CREG Resolution 74 of 1996, and subsequent resolutions. LPG in Colombia is primarily obtained through Ecopetrol’s refineries, field production and imports. The LPG must meet minimum quality standards to be marketed. Our marketing activities are regulated by CREG Resolution 53 of 2011 (as amended by CREG Resolutions 108 of 2011, 154 of 2014, 019 of 2015, and 034, 063, 064 of 2016 and 171 of 2017). The LPG price is regulated by CREG Resolutions 66 of 2007 (as amended by CREG Resolutions 59 of 2008, 002 of 2009, 123 of 2010, 095 of 2011, and 65 and 129 of 2016) as well as by CREG Resolution 80 of 2017 which sets forth that the price of LPG imported by Ecopetrol, which is meant to be marketed for the provision of public utilities, shall be the result of competitive procedures.

According to Article 4 and 212 of the Petroleum Code and Law 39 of 1987 (added by Law 26 of 1989 and as amended by Law 812 of 2003), the distribution of crude oil and its derivatives has a public purpose (utilidad pública), and the distribution of fuel oil and crude oil by-products is considered a public utility activity. Consequently, individuals or entities engaged in these activities are subject to regulations issued by the Colombian government. The Government has the power to determine quality standards, measurement and control of liquid fuels, and establish penalties that may apply to dealers who do not operate in compliance therewith.

The Ministry of Mines and Energy is the entity that controls and exercises technical supervision over the distribution of liquid fuels derived from petroleum, including the refining, import, storage, transportation and distribution in the country. Article 61 of Law 812 of 2003 (whose validity was extended by Law 1955 of 2019) identified the agents of the supply chain of petroleum-based liquid fuels. In this context, the Ministry of Mines and Energy through Resolution 40344 of 2017, published the required actions to ensure the LPG supply for the priority sectors in the country.

The distribution of liquid fuels, except LPG, is governed by Decree 1073 of 2015 (as amended), which establishes the requirements, obligations and penalties applicable to supply agents in the distribution, refining, import, storage, wholesale, transportation, retail sale and consumption of liquid fuels.

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

Pursuant to Law 1430 of 2010, modified by Article 220 of Law 1819 of 2016, the distribution of fuels in areas near Colombian borders is the responsibility of the Ministry of Mines and Energy and is subject to specific regulations that impose strong control procedures and requirements. The Ministry of Mines and Energy establishes the safety standards for LPG, storage equipment, maintenance and distribution of LPG.

The Superintendence of Public Domestic Utilities also oversees the liquefied petroleum gas transportation business.

3.8.3.2	Regulation Concerning Production and Prices

According to the Decree - Law 4130 of 2011 and Decree 1260 of 2013, CREG is in charge of setting the prices of petroleum by-products throughout the entire chain of production and distribution, except for current gasoline engine, diesel and biofuels. On the other hand, by Decree 381 of 2012, as amended by Decree 1617 of 2013, and Decree 2881 of 2013, the Ministry of Mines and Energy is in charge of setting the methodology to determine the reference price of gasoline, diesel, biofuels and mixtures thereof.

Then, since May 2012, CREG sets the prices for most crude oil by-products, except for gasoline, diesel and biofuels. CREG determines the methodology to calculate their price while the Ministry of Mines and Energy sets the relevant prices in accordance with said methodology. The ANH does not intervene in the definition of prices of gasoline and diesel fuel. In addition, under Resolution 007 of 2017, CREG determined the basis for the methodology of compensation of terrestrial transportation of liquid fuel-oil, including current gasoline, diesel and biofuels between the storage plant and the fuel service station.

The methodology for calculating jet fuel prices is set out in Law 1450 of 2011, and jet fuel prices themselves are set by the Ministry of Mines and Energy.

The ANH determines the formula that is used to calculate royalty payments corresponding to the production of crude oil.

Decree 381 of 2012 and 1617 of 2013, as amended by Decree 2881 of 2013, as compiled in Decree 1073 of 2015, restructured the Ministry of Mines and Energy and gave it the responsibility to study industry problems and implement short and long-term refining planning policies. The Ministry is also responsible for establishing the governmental policies and goals to ensure the reliability, stability and continuity for the production of liquid fuels, biofuels and others.

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

The operation of the FEPC is governed by Decree 1068 of 2015, amended by Decree 1451 of 2018, Chapter 1, and Title 4 (compilation decree regarding treasury public sector). First, refiners and/or importers of regular gasoline and diesel must report to the Ministry of Mines and Energy the volume of regular gasoline and diesel sold in the previous month and such reports must be made within the next 35 calendar days of each month.

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

Law 1819 of 2016 as amended created a tax, related contribution to finance the FEPC. This contribution is caused when the sum of the Differentials of Participation (difference between the Producer Income and the International Parity Price, when the first is greater than the second on the date of issuance of the sales invoice, multiplied by the volume of fuel sold) is greater than the sum of the Differentials of Compensation (the difference presented between the Producer Income and the International Parity Price, when the second is greater than the first on the date of issuance of the sales invoice, multiplied by the volume of fuel sold).

The event that generates the contribution is the sale in Colombia of gasoline or diesel by the refiners and/or importers to the wholesale distributor of fuels, according to the price set by the Ministry of Mines and Energy, however, if the importer is at the same time a wholesale distributor, the triggering event shall be the withdrawal of the product to be sold. The taxpayer responsible for the contribution is the refiner and/or importer and the active subject is the Nation. The tax base corresponds to the positive difference between the sum of the Differentials of Participation and the sum of the Differentials of Compensation.

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

Subsequently, Law 1837 of 2017 (Article 16) provided that the remaining resources that were in the Ecopetrol’s accounts as of December 2014, as a result of the collection of the Differential Contribution from the FEPC, would be transferred to the General Direction of Public Credit and Treasury of the Ministry of Finance and Public Credit (DGCPTN). Law 1955 of 2019 (Article 33) authorizes the Ministry of Finance and Public Credit to enter into hedging agreements and establishes the conditions thereof, for purposes of guaranteeing the sustainability and the functioning of the FEPC.

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

Law 1955 of 2019 authorizes the Ministry of Finance, as administrator of the FEPC, to carry out, directly or indirectly, the design, management, acquisition and/or execution of hedges on (i) crude oil liquid fuel oils prices in the international market or (ii) the exchange rate of the Colombian Peso. This law also authorizes the Ministry of Finance to set stabilization mechanisms of the reference recommended retail prices of regulated fuel oil, as well as the subsidies to such regulated fuel oils to be executed through the FEPC. The Ministry of Mines and Energy calculated the net positions corresponding to the year 2018 (Resolutions 31093 of 2019, 31219 of 2019 and 31227 of 2019), which totaled COP$3,137,557,402,233.94. The Ministry of Mines and Energy calculated the Net Positions corresponding to the year 2019 (Resolutions 31254 of 2019 and 31271 of 2019), which totaled COP$1,298,416,657,817.56.

3.8.3.3	Regulation of Biofuel and Related Activities

The sale and distribution of biofuels is regulated by the Ministry of Mines and Energy. Regulations establish the quality and pricing standards for biofuels and impose minimum requirements for mixing ethanol with gasoline and biodiesel with diesel.

The sale and distribution of biofuels is provided under CREG Resolution 240 of 2016, which particularly regulates: a) the sorts of market that will be served with biogas and biomethane; b) the quality and safety conditions; and c) the tariff regime. Pursuant to Article 4 of the foregoing Resolution, biogas supply through isolated networks to serve non-regulated users and natural gas vehicles (GNV as per its Spanish acronym), shall be incorporated as a public utility company. Furthermore, Article 5 provides that biomethane supply through isolated networks or interconnected networks to the National Transportation System shall also be incorporated as a public utility company. Finally, Article 12 states that biogas suppliers may develop the production, transportation, distribution and commercialization activities through integrated structures, provided that they keep separate accounts for each activity and grant free access to the networks to both regulated and non-regulated users. To the same extent, production, distribution and commercialization of biomethane through interconnected networks to the National Transportation System may be developed through integrated structures, as long as the supplier keeps separate accounts for each activity and grants free access to the networks to both regulated and non-regulated users.

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

Currently in Colombia the price of natural gas is determined by the market, but some agreements still have to conform to the regulated formula. CREG issued Resolution 114 of 2017, partially amended by CREG Resolution 21 of 2019 which adjusted commercial aspects of the wholesale natural gas market in Colombia and compiled CREG Resolution 089 of 2013 and its amendments. However, pursuant to Decree 1073 of 2015, such procedures do not apply to the following activities: a) natural gas exports; b) natural gas as raw material in petrochemical production; c) natural gas commercialization from minor fields (production capacity under 30 million SCFD); d) natural gas commercialization from hydrocarbon fields under testing phase or which have not yet been declared commercially viable; e) natural gas commercialization from unconventional reservoirs; and f) internal consumption from natural gas producers.

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

Priority for the Supply of Natural Gas

The export of natural gas, in contrast, is not considered a public utility activity under Colombian law and therefore is not subject to Law 142 of 1994. Nevertheless, the domestic supply of natural gas is a priority for the Colombian government and is considered to be a public utility complementary activity, and therefore public utility regulations apply to the internal supply of natural gas.

Decree 1073 of 2015 (amended by Decree 2345 of 2015) provides that in the event the supply of natural gas is reduced or halted as a result of a shortage, the Colombian government has the right to suspend the supply of natural gas for export. If such export contracts are suspended by the Colombian government, the export agents are entitled to receive compensation in accordance to Article 2.2.2.2.15 and 2.2.2.2.38 of Decree 1073, 2015. Notwithstanding the foregoing, Decree 1073 of 2015 establishes freedom to export natural gas under normal gas-reserve conditions. Producers of natural gas may enter into natural gas export contracts if the ratio of proved reserves to consumption exceeds seven years, as determined by the Colombian Energy Planning Authority (or UPME for its Spanish acronym).

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

3.9	Environmental, Social and Governance (ESG) Strategies and Initiatives

3.9.1	HSE

This section describes the health, safety and environmental (HSE) practices of Ecopetrol S.A. Subsidiaries guidelines must be consistent with those established by Ecopetrol S.A.

3.9.1.1	Ecopetrol S.A.

One of the principles that guides Ecopetrol is the commitment to employees and the development of those communities in which we operate. For that reason, Ecopetrol S.A. is devoted to improving our health, safety and environmental (HSE) practices.

The results of the HSE performance in 2019, compared with the prior year, were:

•	A reduction in the Total Recordable Incidents Frequency (TRIF), which represents the number of employee or contractor injuries that require minimum medical treatment for every million hours worked, including fatalities, from 0.63 incidents per million hours worked in 2018 to 0.59 in 2019; an improvement compared with the 2.96 recorded in 2012;

•	A 22% decrease in road accidents, due to improvements in real-time monitoring of drivers’ safety habits, an increase in control check points for tracking tankers and awareness campaigns for drivers;

•	An improvement in reporting minor oil spills and identifying their causes, due to a better asset integrity and maintenance programs monitoring;

•	We improved our process safety performance, to 0.03 in 2019 from 0.05 in 2018, also an improvement compared with the 0.11 recorded in 2012;

•	An 8% increase in the number of incidents involving employee or contractor injuries that require medical treatment, restricted work or lost days;

•	An increase greater than 65% in the severity of occupational incidents due to three fatalities recorded in 2019; and

•	A decrease greater than 400% in the amount of oil spilled. In 2019, 142 barrels were spilled as compared to 710 barrels in 2018.

We have several programs in place aimed at increasing the safety of our industrial processes and minimizing the number of occupational accidents and other major incidents. Our HSE management model is based on key focus areas that are aligned with our integrated management system.

Total Recordable Incidents Frequency – Employees and Contractors

Ecopetrol S.A. places an important emphasis on understanding, monitoring and controlling our impacts on workers and contractors.

TRIF has improved from 2.96 incidents per million hours worked in 2012 to 0.59 in 2019. In 2019, 74 recordable cases occurred, where 31% led to restricted work, 11% required medical treatment and 58% led to lost days. Additionally, we had an 8% increase in the number of occupational incidents compared to 2018, however, with increased work hours in 2019.

Graph 7 – Total Recordable Incident Frequency – Employees and Contractors (*) (**)

*	Number of employee or contractor injuries requiring minimum medical treatment for every million hours worked.
**	Includes data for Ecopetrol S.A. and the Vice-Presidency of Transport and Logistics, but does not include data for subsidiaries of Ecopetrol.

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

The objectives of our contingency plans are to:

•	Protect the health and safety of our workers, contractors and the communities in which we operate; and

•	Prevent oil spills and leaks of harmful substances in offshore and onshore areas, fires and explosions and mitigate environmental impacts.

•	Our contingency plan includes, among others:

•	Procedures for the containment of oil and other harmful substances, as well as procedures to safeguard the safety of affected communities, the environment and the personnel involved in such containment actions; and

•	Strategies for responding to emergencies located outside of our facilities and mutual aid emergency plans, including actions developed with local environmental authorities, the local community and other organizations for containment and recovery of spilled product, cleaning and recovery of affected areas, monitoring of the environmental effects and, if the spill or leak has an operational source, compensation for local communities and other affected persons.

Further, through our training programs, we are upgrading the skills of our fire brigade, ensuring the reliability of firefighting and emergency equipment and working on improving our performance during emergency drills. In 2019, about 85% of the fire brigade completed the training program.

In offshore operations, the operator has the responsibility of designing and implementing plans and strategies aligned with international best practices that cover various emergency response scenarios.

Frequency of process safety incidents

Our Process Safety Management (PSM) strategy is to: first, define high-risk processes; second, prioritize intervention in high-risk processes; and third, apply all PSM elements in the prioritized high-risk processes.

Loss of primary containment is the number of unplanned or uncontrolled releases of oil, gas or other hazardous materials.

We report Tier 1 process safety events per million hours worked, which are the losses of primary containment of greatest consequence causing harm to a member of the workforce, costly damage to equipment or exceeding defined quantities according to API-754. The reporting thresholds for API-754 Tier 1 is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process that results in one or more health, safety or environmental consequences set forth under those guidelines. In 2019, there were 0.03 Tier 1 process safety incidents per million hours worked, an improvement from the 0.05 recorded in 2018.

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

Environmental Incidents

In 2019, Ecopetrol S.A. recorded 6 environmental incidents, compared with 11 in 2018 and 14 in 2017. The volume of oil spills was 142 barrels in 2019, a decrease from 710.26 barrels in 2018 and an increase from 50.7 barrels in 2017. The decrease compared to 2018 in the numbers of environmental incidents was the result an improvement of the equipment and maintenance systems monitoring.

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

In terms of response to the incident, Ecopetrol coordinated actions and additional mitigation activities with several Colombian governmental authorities, including: the municipalities of Barrancabermeja, San Vicente de Chucurí and Puerto Wilches, the Department of Santander, the Environmental Regional Autonomous Authority of Santander, the Environmental Police of Barrancabermeja, the National Licensing Authority, the Colombian Red Cross, the Civil Defense, the Ministry Public, the Hydrocarbons National Authority, the Ministry of Environment and Sustainable Development, the Institute of Hydrology, Meteorology and Environmental Studies and, the Colombian Public Defender Office.

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

Additionally, the government of Colombia, through the Ministry of Environment and Sustainable Development, requested an independent audit review from a group of environmental and humanitarian experts, composed by the Joint UNEP/OCHA Environment Unit (JEU) and the activation of the UNDAC mechanism of the United Nations Office for the Coordination of Humanitarian Affairs. The aforementioned experts delivered a report that included a set of conclusions and recommendations which were accepted and included by Ecopetrol within the guidelines of its Environmental Recovery Plan (PRA).

The following are the most important milestones which were carried out by Ecopetrol in response to the incident:

•	Since April 8, 2018, Ecopetrol intervened the Lisama Well with a snubbing unit (specialized unit which handles pressure), with the purpose to verify the integrity of the casing, the cement used for the casing and to seal off the area where the spill was occurring. These activities finalized successfully on May 8, of 2018, when the Lisama Well was finally plugged with a double seal of cement.

•	On May 27, 2018, after ensuring that the activities described above were successfully performed to control the spill, the 63 families (approximately 177 individuals) which were directly affected by the spill returned to their homes.

•	On June 2, 2018, the technical abandonment of the Lisama Well initiated, a process which ended on the July 11, 2018.

•	On October 19, 2018 and in compliance to Resolution 1767 of 2006, Ecopetrol filed before the ANLA the Environmental Recovery Plan (PRA), a plan to perform several activities to ensure the recovery of affected natural resources (water, air and land) plus fauna and flora was prepared, including the following aspects:

Components of intervention:

i.	Activities to recover the biotic environment.

ii.	Activities to recover the abiotic environment.

iii.	Socio-economical activities.

iv.	Follow up activities.

Intervention strategies:

i.	Water: Recovery of affected water bodies.

ii.	Land: Dismantling of the protection and defense mechanisms in place and reconfiguration and land suitability procedures on the site of the spill.

iii.	Flora: Following up and monitoring of regeneration regarding sapling and pole stage (brinzal y latizal) specimens; following up and monitoring of affected specimens; recovery of vegetation in place; recovery of the riparian vegetation of the gorge La Lizama and La Muerte canyon; incorporation of tree nurseries for the riparian vegetation recovery.

iv.	Fauna: Activities to manage wildlife specimens affected.

v.	Social and Economic: Information and awareness campaigns.

vi.	Monitoring: Supervising and following up procedures of natural recovery.

Additionally, Ecopetrol has been reporting the advances achieved of the Environmental Recovery Plan (PRA) to all competent authorities.

Investigations and legal claims

Investigations

As of the date of this annual report the following investigations are being conducted by environmental authorities and control agencies in respect of the incident:

On January 20, 2020, Ecopetrol was informed that the National Environmental Licensing Authority (ANLA), in the course of the administrative process initiated by said authority as a consequence of the events occurred during the Lisama 158 well spill, decided to impose a fine to Ecopetrol in an amount of COP$5.155 million. In the course of said administrative process, the ANLA exonerated Ecopetrol from liability for some charges, due to the fact that ANLA evidenced that Ecopetrol had activated its contingency plan and implemented the corresponding actions. It also mentioned that Ecopetrol’s environmental control actions were taken in an appropriate manner. Nonetheless, it decided to impose the fine, because the ANLA considered that the actions were not taken in a timely manner and because, it considered that Ecopetrol did not adopt and implement the necessary actions to correct the mechanic failures in the well, in order to prevent the environmental damage. On February 11, 2020, Ecopetrol filed a reconsideration appeal before ANLA requesting the reversal of this decision.

The Attorney General’s Office (First Solicitor’s Office Delegate for Administrative Supervision) opened disciplinary investigations against certain of Ecopetrol’s employees for alleged disciplinary infringements related to the oil well abandonment process. The Company´s employees currently being investigated are:

i.	Felipe Bayón (CEO and former Chief Operating Officer)

ii.	Héctor Manosalva Rojas (former Vice-President of Development and Production)

iii.	Ricardo Ernesto Coral Lucero (former Vice-President of the Central Region)

iv.	Oscar Ferney Rincón (Development and Production Operations Manager of the De Mares region)

An initial suspension order against those Ecopetrol workers was at first issued and lifted in August 2018. Currently their investigations finished the probationary stage.

The Prosecutor’s Office – National Human Rights Unit and International Human Rights has conducted a preliminary investigation against Ecopetrol and governmental employees for the alleged crime of environmental pollution due to the exploitation of mining or hydrocarbon deposits. Currently the investigation is in the pre-trial stage.

Legal Claims

As of the date of this annual report:

Seven writs of protection (injunctive actions) seeking the protection of fundamental rights have been ruled in favor of Ecopetrol.

In addition, there are two additional actions that have been filed before the Administrative Court of Santander, related to the Lisama 158 incident:

•	Approximately 600 people, members of the community and fishermen who live in the vicinity of where the incident took place, filed a class action in the amount of COP $614,503,232,689, seeking compensation for damages allegedly suffered as consequence of the incident. As of the date of this annual report the court has not scheduled a hearing date.

•	Senator Antonio Eresmid Sanguino filed a class action, seeking protection of collective rights (no compensation or indemnification petitions), arguing that the incident led to the destruction of (i) people´s health and (ii) damages to the environment caused by the incident.

•	On October 2, 2018, the Administrative Tribunal of Santander (competent judge) issued an interim measure whereby the latter ordered different authorities and Ecopetrol to perform different activities to prevent any additional environmental damage to occur.

On January 16, 2020 the High Court for Administrative Matters (Consejo de Estado) revoked the interim measure imposed by the Administrative Tribunal of Santander, considering that with the abandonment of the well “the risk that caused the production of the spill has been surpassed”. In its ruling, the High Court for Administrative Matters also mentioned that Ecopetrol has been taking the necessary actions to solve the damages produced by the incident, and also implemented the actions to repair the alleged damage. As of the date of this annual report, both complaints were properly answered and we are still awaiting for the commencement of the evidentiary stage.

Ecopetrol has taken the relevant actions to obtain the guarantee coverage of guarantors.

3.9.1.2	Cenit

Cenit established its own HSE Management System based on Decree 1072 of 2015 in 2017, and this was implemented during 2018. Cenit is also leading the definition of standard HSE key process indicators (KPIs) for all of the midstream subsidiaries to be able to measure the transportation business as a whole and share the lessons learned and best practices within the industry. Cenit consolidated the 2019 KPIs and agreed upon the goals for 2020 for the transportation business to obtain the results for each subsidiary and for the entire group. Local and field operations are mainly conducted under Ecopetrol’s HSE model and guidelines.

3.9.1.3	Cartagena Refinery

In 2019, approximately 6,538,295 man-hours were employed conducting Reficar’s business activities. Our HSE performance indicators for Process Safety Incident (PSI) and Environmental Incident (EI) were well within our established expectations, and Total Recordable Incidents Frequency (TRIF) performance improved in 2019 as compared to 2018.

The following table covers Reficar’s TRIF for 2017, 2018 and 2019, which include Ecopetrol Operation and Maintenance (O&M), Reficar and subcontractors. The table presents statistics related to operating and maintenance activities. Reficar has not reported fatalities during the period 2010 – 2019.

Table 41 – Performance Indicators

METRIC	2019	2018	2017
Man-hours	6,538,295	6,779,729	7,495,531
Recordable accidents	1	12	9
Total recordable incidents frequency (TRIF)*	0.15	1.77	1.2
Environmental Incidents (EI)	0	0	0
Process Safety Incidents (PSI)	0	0	0.13

* These risks were associated with normal operations.

The results of other related performance indicators during 2019 were:

i.	Lost Time Injury Incidents: 1 incident,

ii.	Medical Treatment Injury: 0 incidents;

iii.	Restricted Work Incidents: 0 incidents,

iv.	Environmental Incidents: 0; and

v.	Process Safety Incidents: 0.

3.9.2	Corporate Responsibility

Ecopetrol’s mission is to build a better future, which is profitable and sustainable with a healthy, clean and safe operation (clean barrels); to ensure operational excellence and transparency in each of our actions, and to build mutually beneficial relationships with stakeholders. This business statement is complemented by our definition of a “Higher Purpose” that synthesizes Ecopetrol’s reason for being: “We are the energy that transforms Colombia”.

Corporate Responsibility is a crosscutting theme that has an impact throughout the organization and its operations. The Corporate Responsibility framework has three pillars as described below:

•	Corporate Integrity: focuses on ensuring consistency and coherence between what the Company says, promises and practices.

•	Human Rights: seeks to ensure the promotion and respect of Human Rights, based on the United Nations Guiding Principles (UNGP).

•	Sustainable Development Agenda: Ecopetrol identifies, reviews and manages its non-financial material issues in a continuous review process that also seeks to establish long-term goals that contribute to the Company’s sustainability. Likewise, the Company plans to work with its stakeholder groups to fulfill five of the United Nations Sustainable Development Goals (SDGs).

As in previous years, during 2019 the Corporate Responsibility Area consulted the perceptions and expectations of our seven stakeholder groups (shareholders and investors; associates and partners; clients; contractors and its employees; employees and pensioners; community and local government; and national government) with respect to eleven attributes (i.e. compliance with made commitments, ethical and transparent behavior, responsibility with the community, the environment and Human Rights, among others).

On average, 82% of respondents rated these attributes in the two highest options on the scale. This represents an improvement of 9% to the result obtained in 2018 (73%). Of particular note, are the improvements in results obtained in the community and local government and associates and partners stakeholder groups.

3.9.3	Environmental Sustainability

3.9.3.1	Environmental Practices

Ecopetrol S.A.

During 2019, the environmental management strategy of Ecopetrol included the following components:

i.	Environmental Viability: this strategy concentrates on obtaining environmental licenses and permits as well as adequate land management that ensures the sustainability of operations through timely prevention efforts and management of environmental impacts, constant and systematic relationships with stakeholders and participation in the sustainable development of the territories in which we operate.

ii.	Climate Change: this strategy aims to decrease our carbon emissions and reduce the vulnerability of our operations and our facilities to the effects of climate change through the implementation of four strategic action lines:

•	Mitigation: reducing our carbon dioxide emissions and creating carbon offset alternatives;

•	Vulnerability and Adaptation: reducing the risks and impacts to our operations posed by climate variability and change;

•	Research and Technology: reducing our greenhouse gas emissions through action on research and development, process optimization, implementation of energy efficient strategies, carbon capture and sequestration and diversification into low-carbon energy sources; and

•	Involvement in Policymaking: informing and influencing government policies on climate change.

In line with Ecopetrol’s Climate Change Strategy, we are prioritizing three areas: 1) updating our emissions inventory, 2) developing greenhouse gas reduction projects in various operating areas and 3) defining the compensation portfolio through nature based solutions.

As part of our efforts to contribute towards preserving the environment, in 2019, we declared our commitment to reduce carbon dioxide emissions by 20% by 2030 and to reduce the operation’s vulnerability to climate change. This decrease has been ongoing for several years. In 2019, we achieved a reduction of 380,603 tons of CO2e, for a cumulative decrease of 1.6 million tons of CO2 equivalent from our direct operations through the implementation of energy efficiency projects, the reduction of routine flaring in Chichimene and the use of renewable energy, among others. We also verified a reduction of 1,068,394 tons of CO2e in previous years through a third party certification.

iii.	Sustainable productive projects and biodiversity: this strategy has as its main objective the adequate management of biodiversity and ecosystem services, aiming to work for the welfare of communities. It has four major areas of work: (i) baselines, resilience analysis and biodiversity in project planning and operations, (ii) landscape-scale interventions in priority areas, (iii) compensation and conservation of ecosystems and (iv) solutions based on nature and sustainable use of biodiversity.

iv.	Circular Economy: the circular economy model of Ecopetrol was structured in alignment with the National Circular Economy Strategy declared by the Ministry of Environment and Sustainable Development in 2019. This strategy defined the concept of circular economy as “production and consumption systems that promote efficiency in the use of materials, water and energy, taking into account resilience of ecosystems, circular use of material flows through implementation of technological innovation, partnerships and collaborations between actors, and promotion of business models that respond to the fundamentals of sustainable development.”

In this sense, the main goal of the circular economy model is to incorporate this concept into management processes in order to promote economic growth, improve competitiveness, and mitigate risks related to environment and price volatility in raw materials, in the medium term. The model’s five components are (i) efficient use of resources and new businesses, (ii) improvement and development of products and services, (iii) standards and public policy, (iv) territory management towards circularity, and (v) culture.

v.	Integrated Management of Water Resources: This strategy aims to “incorporate efficient water management into the organization’s value chain, as an enabler of projects and operations, seeking company sustainability, the reduction of environmental impacts and water-related conflicts, and water security in the environment,” based on following areas: (i) operational efficiency in water management; (ii) sustainability and water security in the environment; and (iii) water planning and governance. This strategy is aligned with the 2010 National Water Resources Policy, the 2018-2022 National Development Plan, the Green Growth Mission and the UN 2030 Sustainable Development Goals.

Ecopetrol is committed to improving the quality of the fuels it supplies in order to contribute to a better air quality for Colombians and comply with fuel quality regulations. Taking advantage of being an integrated company, after April 2018, we reduced the sulphur content in our diesel B2 (98% fossil and 2% biodiesel) to under 25 ppm. In particular, in December 2019, the diesel and the gasoline that we distributed in Colombia had an average of 10.9 ppm and 95.3 ppm of sulphur respectively, below the current local regulations of 50 ppm in diesel and 300 ppm in gasoline.

Further information can be found in Ecopetrol’s 2019 Sustainability Report which is available on our website at: www.ecopetrol.com.co

3.9.4	Energy Initiatives

Ecopetrol has been undertaking significant efforts to make efficient and rational use of energy resources in its production processes and to reduce energy consumption, costs and carbon dioxide emissions. We focus on efficiency, reliability, optimization and energy diversification.

Refining

During 2019, the Barrancabermeja refinery’s average monthly energy consumption was 58.7 GWhm (gigawatts per hour per month), provided through self-generation. The Cartagena Refinery’s average monthly energy consumption was 63.8 GWhm (gigawatts per hour per month), provided through self-generation.

Production

In October 2019, our first solar complex, “Parque Solar Castilla,” began operations. This plant has a capacity of 21 MW and will prevent the emission of more than 154 thousand tons of CO2. The Castilla solar farm is the largest self-generation plant with non-conventional renewable sources in Colombia and it is expected to supply part of the energy required by the Castilla field.

Further, during 2019, Ecopetrol S.A.’s production segment had an average monthly energy consumption of 389.8 GWhm (gigawatts per hour per month) for its direct operation, from which 70% was provided through self-generation and the remaining 30% with non-regulated energy purchased from the National Transmission System.

The cost of power transmission and the cost of operation and maintenance for the self-generation centers of the Rubiales field were reduced through the renegotiation of the energy transmission contract.

Transport

In 2020, Ecopetrol expects to begin the construction of a second solar complex, San Fernando, in order to supply renewable energy to its transport and production operations. This second farm will have an installed capacity of 50 MW.

3.10	Related Party and Intercompany Transactions

Set forth below is a description of material related-party transactions. For additional information about transactions with related parties, see Note 30 to our consolidated financial statements.

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

On July 29, 2014, after Ocensa implemented and carried out an open process to receive offers to enter into transportation agreements for an extended capacity of approximately 135,000 barrels per day in Ocensa’s pipeline (the P135 Project), Ocensa accepted the proposal made by Ecopetrol S.A. to enter into a ship-or-pay transportation agreement for 70,000 barrels per day of crude.

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

On July 17, 2018, Ecopetrol and Ocensa entered into an amendment to the P135 Project ship-or-pay transportation agreements mentioned above (consisting of a capacity of 87,500 barrels of crude per day) in order to adjust the standard tariff and monetary conditions. This followed Ocensa having entered into a settlement agreement as approved by an arbitration panel with Frontera Energy Colombia and executed on May 15, 2018 pursuant to which the transportation tariff and monetary conditions in Ocensa’s ship-or-pay transportation agreement with Frontera Energy Colombia in respect of the P135 Project were adjusted. Therefore, in application of regulatory principles, Ocensa offered similar terms to the remaining shippers of the P135 Project, including Ecopetrol, and executed (i) settlement agreements with those who accepted Ocensa’s offer and (ii) the corresponding amendments to the transportation agreements.

In 2019, payments made by Ecopetrol S.A. under these two agreements amounted to US$1,193.37 million.

On October 28, 2013, Ecopetrol entered into a natural gas supply contract in force until November 30, 2018, pursuant to which Ecopetrol S.A. supplies gas to Ocensa and receives a fixed price per MBTU (million British Thermal Units). This agreement replaced the contract for natural gas supply in Cusiana entered into in December of 2004, under which Ocensa paid a variable rate to Ecopetrol. In 2018, Ecopetrol S.A. received an aggregate sum of US$5.25 million under the contract. On December 1, 2018, the parties agreed to extend the term of the agreements for one year until November 30, 2019. In 2019, Ecopetrol S.A. received an aggregate sum of US$4.62 million under the contract. On December 1, 2019, the parties agreed to extend the term of the agreements for two years until December 1, 2021.

Ocensa has entered into the following agreements, among others, with some of our other subsidiaries:

In March 1995, Equion and Santiago Oil Company entered into agreements for the transportation of crude oil through the Oleoducto Central S.A. (Ocensa) pipeline. In November 2012, Equion and Santiago Oil Company transferred, by means of various transactions, its shares (24.8%) and transportation rights (19.8%) holdings in the Ocensa pipeline to wholly owned subsidiaries of Ecopetrol S.A. (51%) and Talisman (49%). Equion and Santiago Oil Company kept 5% of transportation rights in Ocensa. In 2014, the transportation fees billed by Ocensa were: Equion (US$44.4 million), Santiago Oil Company (US$3.8 million) and Hocol (US$30.8 million). On January 17, 2013, this agreement was amended as a result of Ocensa’s new business model. Among other changes, the amendment to the transportation agreement establishes that tariff payments are to be calculated according to resolutions issued by the Ministry of Mines and Energy. On May 23, 2013, another amendment was executed that modified the terms by which the payments of invoices should be made. In 2019, Equion paid Ocensa US$3.07 million and Santiago Oil Company US$0.25 million, in each case for transportation fees. Hocol paid Ocensa, as assignee of transportation rights from original shippers, US$28.73 million in 2019.

Oleoducto de Colombia S.A. (ODC)

Ecopetrol S.A. entered into the following agreements with its 73%-owned subsidiary, ODC:

In July 1992, a ship-and-pay agreement was signed for the transportation of hydrocarbons. Pursuant to this agreement, Ecopetrol S.A. must pay a previously agreed tariff for the volume of hydrocarbons transported. The duration of this agreement is indefinite; however, the contract will remain in force as long as Ecopetrol S.A. holds shares in Oleoducto de Colombia S.A., whether directly, or through an affiliate. As of January 2013, the parties agreed that the applicable tariff would be the one set by the Ministry of Mines and Energy (the MME Tariff). The MME Tariff had been set in 2011 for a four-year term, with a yearly adjustment based on the consumer price index. In 2019, payments made by Ecopetrol S.A. under this agreement amounted to US$89.6 million.

In August 1992, an operation and maintenance agreement was signed for the Vasconia and Coveñas terminals both property of ODC. The duration of this agreement is indefinite, but can be terminated by any party upon six months’ notice. The initial contract included services rendered by Ecopetrol directly or by third-party contractors hired by Ecopetrol through mandate, with a variable surcharge over expenses and third-party contracts between 5% and 12% plus any applicable taxes. In 2014, an amendment to the agreement was signed, adjusting the monthly fixed rate to include expenses of services rendered directly by Ecopetrol, plus an additional 10% fee, and to eliminate the administrative surcharge. The contract also includes a variable sum related to contracts and purchases made by Ecopetrol through mandate. In March 2015, the monthly rate was adjusted for both Vasconia and Coveñas Stations. In March 2016, an amendment to the agreement was signed, adjusting the agreement’s scope to include the pipeline’s maintenance and adjusting the monthly fixed rate. In December 2017, an amendment to the agreement was signed, adjusting the agreement’s scope according to the change of the maintenance model of the midstream segment and including the Caucasia station and the Vasconia-Coveñas pipeline system into the scope. In March 2018, the parties amended the agreement in order to narrow the scope to the purchase and contracting management, and adjust the monthly rate. In February 2019 the scope of this agreement was amended to include planning, structuring, administration, and execution of the agreements signed with the Ministry of National Defense- Fuerzas Militares de Colombia. Pursuant to the terms of this agreement, ODC paid approximately US$4.0 million in 2019.

In March 1998, a joint operation agreement was signed for the TLU-1 Coveñas buoy. The duration of this agreement is indefinite and can be terminated by mutual agreement. In December 2013, Ecopetrol S.A. assigned its rights under this agreement to Cenit, though Ecopetrol S.A. kept its role as operator under the agreement. Pursuant to the terms of this agreement, ODC paid Ecopetrol S.A. approximately US$12.2 million in 2019.

In September 1999, a joint operation agreement was signed for the TLU-3 Coveñas buoy between Ocensa, ODC and Ecopetrol. Pursuant to the terms of this agreement, ODC paid approximately US$5.6 million in 2019. The duration of this agreement is indefinite. In December 2013, Ecopetrol S.A. assigned its rights under this agreement to Cenit, though Ecopetrol S.A. kept its role as operator under the agreement.

ODC has entered into the following agreements with some of our other subsidiaries:

Between March 1992 and January 1993, Hocol, Equion and Santiago Oil Company each entered into agreements with ODC for the transportation of crude oil through the Vasconia-Coveñas pipeline. The term of each of these agreements is indefinite. As of January 2013, the applicable tariff is the one set by the Ministry of Mines and Energy. In 2019, the transportation fees billed by ODC were: Equion (US$1.0 million), Santiago Oil Company (US$0.002 million) and Hocol (US$0.58 million).

Oleoducto de los Llanos Orientales (ODL)

Ecopetrol S.A. has entered into the following agreements, among others, with its 65%-owned subsidiary, ODL:

In March 2009, Ecopetrol S.A. entered into a ship-or-pay agreement with ODL that establishes a financing tariff used to pay ODL’s indebtedness to Grupo Aval for five years. This agreement was superseded by a new contract executed in May 2010, with a seven-year term, to reflect new conditions agreed with Grupo Aval. In August 2013, this contract was amended, providing a new term of seven years, including a two-year grace period, and an interest rate of DTF + 2.5%. This financing tariff is collected through a trust fund, which in turn is responsible for making the debt service payments to Grupo Aval. Under this agreement, ODL has committed to transport 75,000 bpd during the initial two-year grace period of the facility and 90,000 bpd during the remaining years, including the new term. Ecopetrol S.A. is responsible for 65% of this capacity. Payments by Ecopetrol S.A. under this contract were COP$90.3 billion in 2019.

In December 2009, Ecopetrol S.A. entered into a service agreement with ODL to transport crude oil. This agreement was replaced in January 2014 by a new agreement that expires in December 2020. This is a ship-or-pay agreement covering 167,000 bpd for 2014, 149,000 bpd for 2015 and 139,000 bpd until 2020. In January 2017, this agreement was amended in order to maintain the economic and commercial balance for the parties, based on changes to the standard condition of the system (to transport crude oil with a 690 cStk viscosity), reducing the “ship-or-pay” capacity from 139,000 bpd to 129.139 bpd until 2020. Payments by Ecopetrol S.A. under this contract were COP$808.7 billion in 2019.

In March 2010, Ecopetrol S.A. entered into a pipeline operating and maintenance agreement with ODL. This agreement had an original five-year term and was amended in 2015 to extend the term another ten years, adjusting certain conditions. In January 2017, this agreement was partially assigned by Ecopetrol to Cenit, due to matters related to the management of plants and pipeline assets. In August 2017, the maintenance obligations were partially assigned by Ecopetrol to a third party. In October 2017 and February 2018, the name of the contract, some technical definitions and the annexes of the contract were updated and certain Ecopetrol’s obligations were removed, in line with the partial assignment, Pursuant to the terms of this agreement, ODL paid to Ecopetrol S.A. COP$6.56 billion, plus applicable taxes, in 2019. In addition, pursuant to the partial assignment ODL paid to Cenit COP$0.82 billion, plus applicable taxes, in 2019.

In August 1, 2015, ODL entered into an indefinite management agreement with Oleoducto Bicentenario by means of which ODL receives legal representation and provides management services to Oleoducto Bicentenario. In August 1, 2017, the agreement was amended in order to change the way ODL is remunerated by this service, improving the structure of the agreement. Pursuant to the terms of this agreement, Bicentenario paid to ODL COP$7.8 billion plus applicable taxes in 2019.

Oleoducto Bicentenario de Colombia S.A.S.

Ecopetrol S.A. has entered into the following agreements, among others, with its 55.97% owned subsidiary, Oleoducto Bicentenario:

In June 2012, Ecopetrol S.A. entered into ship-or-pay and ship-and-pay agreements with Oleoducto Bicentenario for the transportation of crude oil from Araguaney to Banadía that established a price which requires the payment of Oleoducto Bicentenario’s indebtedness to local banks for 12 years. This tariff is collected through a trust; the trust is also responsible for making the debt service payments to the banks. The duration of the ship-or-pay agreement is the earlier of 12 years or when the credit has been entirely paid, and the duration of the ship-and-pay agreement is 20 years after the ship-or-pay terminates. Under these agreements, Oleoducto Bicentenario has committed to transport at least 110,000 bpd, of which 55% of the agreement volume is provided directly by Ecopetrol S.A. and 0.97% indirectly by Hocol. In March 2014, the parties signed an amendment to these agreements under which Oleoducto Bicentenario acknowledges having received an advance tariff payment which can be amortized through volumes of crude transported in excess of 110,000 bpd. In April 2015, these agreements were amended to modify certain definitions to reflect new terms from the negotiation of the debt, which included a modification of participant banks and a reduction of the interest rate. In March 2017, the parties signed an amendment to these agreements in order to include the terms and conditions of the “contingent service” that involves the transportation of crude oil from Banadía to Araguaney when this service is required, and includes a ship-or-pay commitment of 270,000 bpd when the contingent service is needed. In addition, this amendment includes an equivalent credit note of one and a half days of service into the original ship-or-pay agreement for the transportation of crude oil from Araguaney to Banadía. Hocol has signed an amendment to the transportation agreement from Araguaney to Banadía, in order to receive the related credit note in case that the availability of the service in that direction is suspended in order to enable the contingent service (Banadía-Araguaney). In September 2017 the agreement was amended to specify that the “contingent capacity” could be over 180,000 barrels per any “contingent service” operation and to extend the term until July 30, 2018. In July 2018, the agreement was amended to extend the term to provide the “contingent service” until March 23, 2019. In September 2018, this agreement was assigned by Hocol to Ecopetrol. In November 2018, the agreement was amended to remove the restriction on the number of contingent services during 2018. In March 2019, the agreement was amended to extend the term to provide the “contingent service” until June 21, 2019. In June 2019, the agreement was amended to extend the term to provide the “contingent service” until September 21, 2019. In September 2019, the agreement was amended to extend the term to provide the “contingent service” until December 21, 2019. In October 2019, the agreement was amended to remove the restriction on the number of contingent services during 2019. In December 2019, the agreement was amended to extend the term to provide the “contingent service” until June 21, 2020. Pursuant to the terms of these agreements, in 2019, Ecopetrol and Hocol paid COP$839.7 billion to Bicentenario S.A.

In June 2012, Ecopetrol S.A. and Hocol entered into storage or pay and storage and pay agreements with Oleoducto Bicentenario. Under these agreements, Oleoducto Bicentenario is committed to receive, store, preserve and deliver our crude oil. The storage or pay agreement will terminate when Oleoducto Bicentenario’s indebtedness to local banks has been entirely paid, and the duration of the storage and pay agreement is 20 years after the storage or pay agreement terminates. In April 2015, this contract was amended to modify certain definitions to reflect new terms from the negotiation of the debt, which included a modification of participant banks and a reduction of the interest rate. In September 2018, this agreement was assigned by Hocol to Ecopetrol. Pursuant to the terms of this agreement, Ecopetrol and Hocol paid to Bicentenario COP$27.4 billion, plus applicable taxes, in 2019.

In August 2012, Ecopetrol S.A. entered into an Operation and Maintenance agreement for the Araguaney – Banadia pipeline system. The duration of this agreement is 15 years. This agreement was partially assigned in January 2017 by Ecopetrol to Cenit due to matters related to the management of plants and pipeline assets. In July 2018 Oleoducto Bicentenario and Cenit signed a settlement agreement to recognize costs related to this contract. Pursuant to the terms of those agreements, Bicentenario paid to Cenit COP$0.93 billion, plus applicable taxes, in 2019.

In November 2017, the maintenance obligations of the transportation system were partially assigned to Cenit S.A.S. During December 2017 the agreement was modified to exclude from its scope the Araguaney and Banadía Stations’ maintenance. In November 2018 the pipeline maintenance obligations were extended until April 2019. While this agreement has now been terminated, pursuant to the terms of this agreement, Bicentenario paid to Ecopetrol S.A. COP$8.8 billion, plus applicable taxes, in 2019.

Ecodiesel

Ecopetrol S.A. entered into a supply agreement with Ecodiesel Colombia S.A. (Ecodiesel), a company in which Ecopetrol S.A. has a 50% equity interest. The current agreement began on January 25, 2018. Pursuant to the terms of this agreement, Ecodiesel must deliver to Ecopetrol S.A. and Ecopetrol S.A. must in turn purchase 48,100 barrels of Ecodiesel’s biodiesel production each month. Payments vary depending on the purchased volumes and the prices of biodiesel. This agreement expires on January 31, 2021. In 2019 a total of COP$270 billion was paid under this contract.

Savia Peru S.A.

On February 19, 2016, Ecopetrol S.A., as lender and shareholder of 50%, and Savia Perú S.A., as borrower, entered into a five-year loan agreement for an aggregate principal amount not to exceed US$70 million. The proceeds of the facility were used to (i) repay short term loans and (ii) pay shortfalls related to final judgments (in case they materialize). The loan agreement accrues interest at an annual rate of 4.99%, which can be adjusted on an annual basis, with semi-annual interest payments and principal payments beginning on the 21st month following the disbursement date. Total disbursement was US$57 million through the disbursement period ended on December 31, 2017. On December 11, 2019, Ecopetrol and Savia Perú agreed on an amendment to the terms of the loan agreement, in order to revise the payment schedule of the loan, without changing the original maturity, nor the interest rate. As of April 2020, the outstanding balance of the obligation with Ecopetrol is US$28.3 million under the loan agreement. Korea National Oil Corporation (KNOC), as shareholder of the other 50% of Savia Perú S.A., signed a facility under the same terms and conditions as described above.

Transactions with Other State-Controlled Entities

In the ordinary course of business, we enter into transactions with other state-owned enterprises that include but are not limited to the following:

•	Selling and purchasing goods, including crude oil purchases of ANH royalties (see below);

•	Properties and other assets;

•	Rendering and receiving services;

•	Leasing assets;

•	Depositing and borrowing money; and

•	Using public utilities.

In addition, we have an agreement with the ANH (National Hydrocarbon Agency) by which we purchase all crude oil delivered to the ANH as royalties by us and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol and the ANH that reflects our export sales prices (crudes and products), a quality adjustment for API gravity and sulphur content, transportation rates from the wellhead to the Coveñas or Tumaco ports and a marketing fee. We sell the physical product purchased from the ANH as part of our ordinary business.

For the years ended December 31, 2019, 2018 and 2017, we purchased the following volumes of crude oil from the ANH corresponding to royalties paid in kind by oil producers in Colombia: 35.4 million barrels, 37.6 million barrels and 40.3 million barrels, respectively. The contract between the ANH and us was extended until April 30, 2020. See the section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Royalties for a description of the current royalty scheme.

The ANH is a state agency responsible for the administration and regulation of the nation's hydrocarbon resources and therefore it is controlled by the State. The State’s control of the ANH arises from the fact that it is a state agency and hence a part of the Colombian government. On the other hand, Ecopetrol is a state-owned enterprise and the Nation’s control of Ecopetrol results from the fact that it is one of our shareholders and owns more than a majority of our common shares. Neither Ecopetrol nor the ANH have the ability to control each other’s actions. Notwithstanding that as a matter of Colombian law neither entity can influence the other, as a matter of U.S. regulation, they are considered to be under common control.

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

Table 42 – Group 1 Downstream Program (figures in US$ millions)

	Limit (eel/agg)(1)		Deductible		Ecopetrol
Policies	Onshore	Off shore	On shore	Off shore	Downstream	Reficar	Bioenergy	Esenttia
Property all risk	3.200	N/A	5	N/A	X	X	X	X
Sabotage and terrorism	600	N/A	0.5	N/A	X	X	X	X

(1)	Eel: each and every loss. Agg: Aggregate

Group 2 – Upstream Program: This program provides coverage for upstream (assets and operations) of Ecopetrol’s interests and all of its upstream subsidiaries. Coverage includes all physical damage, sabotage and terrorism and control of wells.

Table 43 – Group 2 Upstream Program (figures in US$ millions)

	Limit (eel/agg)(1)			Deductible		Ecopetrol			Santiago	ECP		ECP Costa
Policies	Onshore		Offshore	Onshore	Offshore	Upstream	Equion	Hocol	Oil	America	Brazil	Afuera
Property all risk	400	(2)	N/A	0.5	0.5	X	X	X	X	X	N/A	X
Sabotage and terrorism	55		N/A	0.5	N/A	X	X	X	X	N/A	N/A	X
Control of Wells	350 / 75	(3)	800 / 300	0.25	5/6	X	X	X	N/A	X	X	X

(1)	Eel: each and every loss. Agg: Aggregate.
(2)	US$250 million Property All Risk but US$400 million Maximum Loss limit and in the aggregate in respect of earthquakes.
(3)	Drilling: US$350 million; Production: US$75 million for any well.

Group 3 – Transversal Program: This program provides coverage for downstream, upstream and midstream operations of Ecopetrol and all of its subsidiaries in excess of their local insurance programs. Coverage includes general liability, directors and officers, cargo, crime, charterers’ liability and cyber-attack insurance.

Table 44 – Group 3 Transversal Program (figures in US$ millions)

	Limit (eel/agg)(1)
Policies	Limit (eel/agg)(1)	Deductible	Ecopetrol	Reficar	Esenttia	Bioenergy	Equion	Hocol	Santiago Oil	ECP America	Brazil	Cenit	Ocensa	ODL	OBC	ODC
Third Party Liability	500	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Crime	30/60	Various	X	X	X	X	X	X	X	X	X	N/A	N/A	N/A	N/A	N/A
Directors & Officers	50	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Cargo	75	3% dispatch	X	N/A	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Charterers	750	0.02	X	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cybers	25/200	Various	X	X	X	X	X	X	X	X	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Eel: each and every loss. Agg: Aggregate.

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

Ecopetrol’s midstream subsidiaries (Cenit, Ocensa, ODL, Bicentenario Pipeline and ODC) have an independent program for its oil transportation companies (including crime and directors & officers policies).

Table 45 – Midstream Program (figures in US$ millions)

	Limit (eel/agg)(1)		Deductible
	Onshore	Offshore	Onshore	Offshore	Cenit	Ocensa	ODL	OBC	ODC
Policies
Property all risk	200(2)	200(2)	0.25	0.5	X	X	X	X	X
Sabotage and terrorism(3)	70	20	0.075	0.5	X	X	X	X	X
Third Party Liability	100	100	0.35	0.35	X	X	X	X	X
D&O	100(4)		0.05		X	X	X	X	X
Crime	25		0.1		X	X	X	X	X

(1)	Eel: each and every loss. Agg: Aggregate.
(2)	US$200 million each company and an aggregated excess shared limit of US$1.000 million (aggregate for the policy period).
(3)	Does not include Caño Limón – Coveñas (CLC) and Oleoducto Transandino (OTA) systems owned by Cenit.
(4)	Aggregate limit of US$100 million and deductible only for coverage No. 2 in the USA.

The corporate insurance programs detailed above are subject to particular conditions, limits, sub-limits, deductibles, guarantees and exclusions applying for each line of insurance and each coverage. For purposes of this annual report, only the main limits and deductibles were mentioned in each group.

With respect to offshore operations in the U.S. Gulf Coast, Ecopetrol America is party to Operating Agreements, or OAs, that include customary conditions and which contain similar terms and provisions to those in the Model Form of Offshore Deepwater Operating Agreement of the American Association of Professional Landmen. In general, pursuant to these OAs, the obligations, duties, and liabilities of the contract parties are several, and not joint or collective, for all operations covered by the OAs.

With respect to onshore operations in the U.S., Ecopetrol Permian has been included since its beginning in the Control of Wells, D&O, and cyber and crime policies. For the other insurance lines, stand-alone policies have been analyzed to start coverage in 2020.

Ecopetrol S.A. has a contract with an insurance broker for local policies related to domestic operations. The local policies relate to transit, accidents, mandatory policies, liability mandatory policies, and personal accidents policies, among others. Additional policies are requested from the insurers as they are needed.

3.12	Human Resources/Labor Relations

3.12.1	Employees

As of December 31, 2019, the Ecopetrol Group had 15,157 employees, an increase of 23.95% from 2018. This increase was primarily due to the inclusion of Invercolsa and its subsidiaries’ employees within the consolidated results of the Ecopetrol Group. Most of our employees are located in Colombia. The table below presents the breakdown of Ecopetrol employees according to the business segments where they work, and the personnel of our subsidiaries for the years ended December 31, 2019, 2018 and 2017.

Table 46 –Ecopetrol Group’s Employees

	As of December 31,
	2019	2018	2017
	(number of employees)
Ecopetrol S.A.
Exploration and Production
Exploration	227	215	197
Production	2,324	2,258	2,141
Others	501	758	639
Total Exploration and Production	3,052	3,231	2,977
Downstream
Refining	2,661	2,696	2,669
Marketing	145	136	132
Others	37	74	67
Total Downstream	2,843	2,906	2,868
Transport	860	798	817
Others	796	351	330
Total Operations	7,551	7,286	6,992
Corporate	2,536	2,417	2,290
TOTAL ECOPETROL S.A.	10,087	9,703	9,282

	As of December 31,
	2019	2018	2017
	(number of employees)
Ecopetrol America LLC.	66	68	70
Bioenergy S.A.S.	478	441	358
Bioenergy Zona Franca S.A.S.	287	279	316
Hocol S.A.	249	221	205
Equion Energía Limited	242	284	298
Oleoducto Central S.A.	288	275	290
Oleoducto de Colombia S.A.	7	3	1
Oleoducto de los Llanos S.A.	79	75	68
Oleoducto Bicentenario de Colombia S.A.S.	0	0	0
Ecopetrol del Perú S.A.	0	0	0
Ecopetrol Costa Afuera de Colombia S.A.S.	0	0	6
Refinería de Cartagena S.A.S.	143	153	185
Ecopetrol Óleo e Gás do Brasil Ltda.	31	16	16
Polipropileno del Caribe S.A. (now Esenttia S.A.)	458	428	417
Cenit Transporte y Logistica de Hidrocarburos S.A.S.	366	282	217
Invercolsa	2,371	n/a	n/a
Ecopetrol Energía S.A. E.S.P	5	0	0
TOTAL	15,157	12,228	11,729

The number of Polipropileno del Caribe S.A. (now Esenttia S.A.) employees reported in 2017 was re-stated to include Esenttia Masterbach’s employees. Essentia Masterbach is a subsidiary of Esenttia S.A.

As of December 31, 2019, the subsidiaries Ecopetrol USA Inc, Ecopetrol Permian LLC, Kalixpan Servicios Técnicos, S. de R.L. de C.V., Topili Servicios Administrativos S. de R.L. de C.V., Ecopetrol Capital AG and Black Glod RE did not have direct employees.

Loans and investment on training and development for our employees

To improve the quality of life of our employees, Ecopetrol S.A. extends various types of loans to its employees, including housing loans and general-purpose loans. The principal amount of the loan depends on the applicant’s tenure. Ecopetrol S.A. does not guarantee any loans made by third parties. In 2019, Ecopetrol S.A. has extended 1,248 housing loans for a total of COP$292 billion and 2,527 general-purpose loans for a total of COP$25.9 billion. In 2019, Ecopetrol S.A. also provided on-site and external training and development, which totaled to COP$38.9 billion, and it extended a total of COP$171.7 billion in subsidies for education.

We have not provided loans (including housing loans), extended or maintained credit lines, arranged for the extension of credit by third parties, materially modified or renewed an extension of credit lines, in the form of a personal loan to or for any of our executive officers since our ADSs were registered under the Exchange Act.

There are no executive officers with loans from Ecopetrol.

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

Ecopetrol S.A.

A collective bargaining agreement between us and our main labor unions governs labor relations with our unionized employees, which amounted to 5,131 employees as of January 1, 2020. The agreement also governs our labor relations with other 2,836 non-unionized employees who, according to current labor legislation, are beneficiaries of the collective bargaining agreement.

We currently have ten industry-wide labor unions and nine company labor unions:

•	Unión Sindical Obrera de la Industria del Petróleo — USO (industry labor union);

•	Asociación de Trabajadores, Directivos, Profesionales y Técnicos de las Empresas de la Rama de Actividad Económica del Recurso Natural del Petróleo, los combustibles y sus Derivados— ADECO (industry labor union);

•	Sindicato Nacional de Trabajadores de Empresas Operadoras, Contratistas, Subcontratistas de Servicios y Actividades de la Industria Petrolera, Petroquímica y Similares — SINDISPETROL (industry labor union);

•	Unión de Trabajadores de la Industria Petrolera y Energética de Colombia – UTIPEC, former UTEN (industry labor union);

•	Asociación Sindical de Trabajadores de la Industria del Petróleo – ASTIP (industry labor union);

•	Sindicato Nacional de Trabajadores de la Industria de los Hidrocarburos – SINATRINHI (industry labor union);

•	Asociación Sindical de Trabajadores de la Industria de Hidrocarburos de Colombia - ASINTRAHC, (industry labor union);

•	Sindicato Nacional de Trabajadores de Mantenimiento de la Industria del Petróleo, Gas y Carbón - SINTRAMANPETROL (industry labor union);

•	Unión Sindical de Trabajadores del Sector Energético – USTRASEN (industry labor union)

•	Sindicato de Trabajadores de la Industria Minero Energética – SINTRAMEN (industry labor union)

•	Asociación de Profesionales de Ecopetrol — ASPEC (company labor union);

•	Asociación Sindical de Empleados de Ecopetrol – ASOPETROL (company labor union);

•	Asociación Sindical de Trabajadores de Ecopetrol – TRASINE (company labor union);

•	Asociación Sindical de Trabajadores de Ecopetrol – ASTECO (company labor union);

•	Sindicato de Trabajadores Petroleros de Ecopetrol – SINPECO (company labor union);

•	Sindicato de Profesionales de Ecopetrol S.A. – SINPROECOP (company labor union); and

•	Asociación de Profesionales y Tecnólogos Empleados de ECOPETROL S.A. – APROTECO (company labor union).

•	Asociación Sindical de Trabajadores de la Industria del Petróleo e Hidrocarburos de Ecopetrol S.A. ASTIPHEC (company labor union); and

•	Sindicato de Trabajadores de Ecopetrol S.A. SINTRAECO (company labor union).

In 2019, 50.9% of Ecopetrol’s employees were affiliated with one of the above trade union organizations. As of the same date and in accordance with the governing legal provisions, the current Collective Bargaining Agreement (described below) applied to 79.0% of Ecopetrol S.A.’s total workers. Out of that 79.0%, 28.1% were workers who were not affiliated with any Trade Union Organization but were beneficiaries of the Collective Bargaining Agreement by extension under Article 471 numeral 1 of the Substantive Labor Code.

Ecopetrol S.A.’s relations with unions are based on a permanent dialogue and communication sessions where different matters are discussed in order to solve and prevent any labor conflict.

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

During 2019, the agreements contained in the Collective Labor Convention 2018 – 2022 were performed, as were other agreements signed in the framework of the collective bargaining agreement process. In addition, a number of areas of dialogue with trade unions were advanced and different issues pertaining to their interest were addressed. A total of 249 meetings were scheduled.

The Company manages compliance with trade unions rights with respect to the discount of trade union dues, permits and trade union guarantees. It also fully observes the rules governing aspects such as trade union law and other rights related to freedom of association.

4.	Financial Review

Our consolidated financial statements for the years ended December 31, 2017, 2018, and 2019 were prepared in accordance with IFRS.

IFRS differs in certain significant aspects from the current Colombian IFRS (which is the accounting standard we use for local statutory reporting purposes). As a result, our financial information presented under IFRS is not directly comparable to certain of our financial information presented under Colombian IFRS. A description of the differences between Colombian IFRS and IFRS is presented under Financial Review - Summary of Differences between Internal Reporting (Colombian IFRS and IFRS) below.

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

Our operating results were affected mainly by international prices of crude oil, international prices for refined products and local prices for natural gas, as well as sales volumes, product mix, exchange rate and our operational performance. Crude oil prices and volumes are particularly important to the results of our exploration and production segment. This is because as export volumes or export prices of crude oil and products decrease or increase, our revenues do also. Results from our refining activities are also affected by the price of crude oil used as raw material, changes in product prices in the international market, change in environmental regulations, conversion ratios and utilization rates and refining capacity, all of which affect our refining margins. Terrorist attacks by guerillas against our pipelines and other facilities or social unrest can lead to loss of revenues by restricting the availability of transport systems for exports or sales of crude oil and products and/or production activities, in addition to the direct costs of repairing and cleaning. Finally, changes in the value of foreign currencies, particularly the U.S. dollar against the Colombian Peso, can also have a significant effect on our financial statements. See section Trend Analysis and Sensitivity Analysis—Trend Analysis for further information.

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

Local sales and prices

We have a number of crude oil short-term commercial agreements with local customers, and natural gas short and long-term supply contracts with gas-fired power plants and local natural gas distribution companies. Local sale prices are determined in accordance with existing regulations, contractual arrangements and the spot market linked to international benchmarks. Local sales represent 49% of our total revenues, on average, for the past three years.

International Sales and Prices

Our foreign sales represented 51% of our total revenues, on average, for the past three years.

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

Since January 2014, the ANH has collected natural gas production royalties from producers settled in cash based on a formula, regardless of whether a producer has sold the gas. As a result, we no longer commercialize this gas on behalf of the ANH. In addition, because the royalties are now payable to the ANH in cash, all the gas we produce is considered part of our reserves and production, without any deduction for royalties. The cost of natural gas royalties totaled COP$614,336 million in 2019.

Purchases of hydrocarbons

We purchase all crude oil delivered to the ANH as royalties by us and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol and the ANH that reflects our export sales prices (crudes and products), a quality adjustment for API gravity and sulphur content, transportation rates from the wellhead to the Coveñas or Tumaco ports and a marketing fee. We sell the physical product purchased from the ANH as part of our ordinary business. The contract between the ANH and us was extended until April 30, 2020.

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

In December 2016, the Colombian Congress adopted Law 1819, which introduced changes to the Colombian tax system, applicable beginning in 2017, including the following aspects:

•	A unified income tax rate was set at 33% for 2018.

•	An income tax surtax for profits above COP$800 million was set at 4% for 2018.

The 2016 Tax Reform included two tax benefits that are expected to improve the operations of the oil and gas industry:

Certificado de Reembolso Tributario (CERT) incentive:

•	For exploration activities, the “CERT” incentive was approved, consisting of the reimbursement of part of the investment made in the exploration phase.

•	The CERT will be granted when the income tax return is filed.

•	The CERT can only be redeemed to pay taxes at the national level and its effective maturity date is two years after it is issued. Nevertheless, Decree 2253 of 2017 establishes that a CERT redemption can be made from year two to year five, as from the date of the granting of the incentive. The CERT can also be sold and traded in fixed income market.

•	For production activities, the CERT reimbursement will be granted exclusively to investments that increase the recovery factor, i.e. investments that increase the reserves that are currently proved in certain wells.

•	On December 29, 2017, the Colombian Government issued Decree 2253, which establishes that companies who (i) qualify as operators of association agreements entered into with Ecopetrol, (ii) have exploration and production of hydrocarbons agreements and (iii) are currently involved in the exploration and production of hydrocarbons, among others, can also qualify for the CERT. Additionally, the CERT will not qualify as taxable income or capital gain for the taxpayer receiving or acquiring such incentive.

•	On March 23, 2018, the following Resolutions were issued in order to regulate the procedures and requirements that companies must comply to claim the CERT: 0860 of Ministry of Finance and Public Credit, 108 of ANH and 40284 and 40285 of Ministry of Mines and Energy.

•	On December 20, 2019, the Ministry of Finance and Public Credit informed the Company that the PGN includes the resources of CERT.

Refundable VAT on oil and gas exploration:

•	Taxpayers in the oil and gas industry are entitled to refund VAT paid in the exploration phase for offshore projects. Taxpayers can request for this VAT as of the next fiscal year in which the investment was made. VAT that is reimbursed cannot be used as a higher cost or expense for income tax purposes.

Additionally, in December 2018, the Colombian Congress adopted Law 1943, which introduced the following key changes to the Colombian tax system, applicable beginning in 2019, including the following aspects:

•	The corporate income tax rates were set to be reduced gradually from 33% to 30% as follows: 33% in 2019, 32% in 2020, 31% in 2021 and 30% from 2022 onward.

•	The presumptive income tax rate was reduced to 1.5% for fiscal year 2019.

•	Taxpayers must calculate their taxable income taking as initial base the year and result under Colombian IFRS. Accounting profit is reconciled to obtain the net income tax, which is the basis to calculate the income tax.

•	For fiscal year 2018 and 2019 the newly enacted dividends tax applies as follows:

i.	For non-resident shareholders: (i) a 5% dividend tax for dividends paid out of profits that were accrued as of January 1, 2017 and a 7.5% dividend tax for dividends paid out of profits that accrued as of January 1, 2019 and were taxed at the corporate level; (ii) no dividend tax on dividends paid out of profits that accrued until December 31, 2016 and were taxed at the corporate level; (iii) a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional, 5% dividend tax after applying the initial 35% withholding tax rate and a 33% withholding tax rate on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued as of January 1, 2019, plus an additional, 7.5% dividend tax after applying the initial 33% withholding tax rate; and (iv) a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate if the dividend is paid out of profits that accrued until December 31, 2016.

ii.	For Colombian individuals: for fiscal year 2018, dividends paid were taxed at 5% if they were between 600 and 1,000 Tax Value Unit (UVT or Unidad de Valor Tributario for its Spanish acronym) and 10% if they were greater than 1,000 UVT. For fiscal year 2019, dividends paid were taxed at 15% if they were greater than 300 UVT.

•	Dividends paid to local corporations during 2018 were not subject to any income tax, provided that such dividends were taxed at the corporate level. For fiscal year, these dividends were taxed at 7.5%.

•	Tax losses accrued as of fiscal year 2017 may be offset against ordinary net income obtained in the following 12 taxable years.

•	Depreciation and amortization methods and annual percentages are limited to those established in the tax rule and depend on the type of asset. For example, machinery and equipment depreciate at an annual rate of 10%, infrastructure (including pipelines) at 2.22% and vehicles and computers at 20%, among others.

•	Income tax for free trade zone users increased from 15% to 20% as of fiscal year 2017. The tax rate for free trade zone users with a legal stability agreement (in which the income tax rate was stabilized) remains at 15% during the term of said agreement.

•	The general value added tax (VAT) rate increased to 19% and a differential rate of 5% for certain goods and services is maintained. The modification of the general VAT rate is effective from January 1, 2017.

•	The charge on financial transactions is 0.4%, with half of the tax liability being deductible.

•	Carbon tax accrues on the carbon content of fossil fuels used for combustion. The rate will be COP$15,000 per ton of CO2.

For additional information see Note 10.2.4 of our consolidated financial statements.

In October 2019, the Constitutional Court declared Law 1943 of 2018 (the Financing Law) unconstitutional effective January 1, 2020. Therefore, the Financing Law continued to have full effect for the full fiscal year 2019.

In December 2019, the Colombian Congress adopted Law 2010, which introduced the following key changes to the Colombian tax system, among others:

•	The corporate income tax rates will be gradually reduced from 32% to 30% as follows: 32% in 2020, 31% in 2021 and 30% in 2022 onward.

•	The presumptive income tax rate will be reduced to 0.5% for fiscal year 2020 and to 0% from 2021 onward.

•	The creation of a “normalization tax” to enable taxpayers to regularize certain omissions of information about their assets and/or incorrect information about their liabilities, subject to the payment of a 15% tax on the value of the amount of the omitted information.

•	Introduces the Colombian Holding Companies (CHC) regime.

•	As of 2020, taxes are fully deductible if they are effectively paid during the fiscal year, except for: (i) income tax, equity tax and normalization tax are non-deductible; (ii) only 50% of the financial transactions tax is deductible; and (iii) only 50% of the industry and commerce tax can be taken as a discount (tax credit) to income tax.

•	VAT paid on the acquisition, import, creation or construction of tangible fixed assets used in income generating activities may be treated as discount (tax credit) for income tax purposes, in the same year or in future years.

•	The dividend tax regime was modified and, as of 2020, is as follows:

i.	Dividends paid to non-resident shareholders: (i) a 10% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); or (ii) 32% withholding tax rate on dividends distributed from profits not taxed at the corporate level (31% for 2021 and 30% as of 2022), plus an additional 10% dividend tax after applying the initial 32% withholding tax rate (i.e., 38.8% in 2020).

ii.	Dividends paid to Colombian companies: (i) a 7.5% dividend tax on dividends distributed from taxed profits, or (ii) a 32% withholding tax on dividends distributed from non-taxed profits (31% on 2021 and 30% as from 2022), plus an additional 7.5% dividend tax on the balance of the dividend amount after the initial 32% withholding.

iii.	For Colombian resident individuals: dividend income in excess of 300 UVT is taxed at a rate of 10%.

•	A wealth tax was created to apply for fiscal years 2020 and 2021. Tax accrues for the following taxpayers (Part A below) whose net equity as of January 1, 2020 was equal to or greater than COP$5,000,000,000:

Part A: Applicable Taxpayers

•	Resident individuals with assets located in Colombia and abroad.

•	Non-resident individuals with their assets located in Colombia (either with or without permanent establishment).

•	Non-residents with non-cash assets in Colombia.

•	Foreign entities that are not income taxpayers in Colombia but who possess assets located in Colombia, other than shares of Colombian companies, accounts due from Colombian entities, mining or oil rights and/or portfolio investments (i.e., investing through a foreign funds administration account (FFAA)), provided that these entities have complied with the foreign exchange regime in respect of such excluded assets.

Part B: Tax Accrual Rules

•	The wealth tax will accrue at a rate of 1%, on January 1 of each fiscal year 2020 and 2021. The taxable base is the taxpayer’s net equity on each of the accrual dates (gross equity less liabilities and certain exclusions, including a portion of the value of the dwelling house and 50% of the goods repatriated to normalization). In any case, the taxable base for fiscal year 2021 may not vary by more than 25% of the prior year’s inflation.

•	Thin capitalization: A 2:1 debt-to-equity ratio determines the amount of deductible interests on loans with related parties.

•	Law 2010 maintains the tax regime for profits derived from indirect transfer of Colombian assets.

•	As of 2020, the transfer (or disposal) of real estate whose value is higher than 29,800 UVT (approximately COP$918,436,000) will no longer be subject to the real estate consumption (excise) tax (formerly applied at 2%). This tax was specifically repealed by the Constitutional Court and was not re-introduced by Congress in Law 2010.

•	A special regime (the Mega Investments Regime) was created for taxpayers who (i) generate at least 400 direct jobs and (ii) make new investments in Colombia in an amount equal to or greater than 30,000,000 UVT (COP$1,068,210,000,000) by 2020, with a view for them to calculate and settle their income tax liability for the next 20 years using the following metrics and/or policies:

i.	27% income tax rate;

ii.	Two-year term for the depreciation for fixed assets;

iii.	Exclusion from the presumptive income regime;

iv.	Exclusion from the wealth tax; and

v.	0.75% premium over the investment value to be paid on an annual basis.

In addition, legal taxpayers who qualify for this Mega Investment Regime will be required to enter into agreements with the tax authority.

These rules do not apply to taxpayers engaged in the exploration of non-renewable natural resources.

4.2.2	Exchange Rate Variation

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

During 2019 and 2018, the Colombian Peso depreciated on average 11.02% and 0.2% against the U.S. dollar. During 2017, the Colombian Peso appreciated on average 3.35% against the U.S. dollar. Additionally, as of December 31, 2019 and December 31, 2018, the Colombian Peso/U.S. dollar exchange rate had depreciated 0.84% and 8.91% respectively from the rate a year earlier. In contrast, as of December 31, 2017, the Colombian Peso/U.S. dollar exchange rate appreciated 0.56% from the rate a year earlier.

In 2019, our consolidated debt in foreign currency decreased by a total of US$159 million mainly as a result of amortization of foreign currency capital expenditures. In 2018, our consolidated debt in foreign currency decreased by a total of US$2,123 million mainly as a result of prepayments of local and foreign currency of US$2,446 million and amortization of foreign currency capital expenditures. In 2017, our consolidated debt in foreign currency decreased by a total of US$2,582 million mainly as a result of prepayments of foreign currency denominated loans of US$2,400 million and amortization of foreign currency capital expenditures.

As of December 31, 2019, our U.S. dollar denominated total debt was US$10,308 million, which we recognize in our financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, US$10,244 million relates to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. has an exchange rate gain. Some of the Ecopetrol Group companies have the U.S. dollar as their functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

Since 2015, Ecopetrol S.A. adopted hedge accounting, using two types of natural hedges with its U.S. dollar debt as a financial instrument: (i) a cash flow hedge for exports of crude oil and (ii) a hedge of the net investment in foreign operations. As a result of the implementation of both hedges 71.6% (US$7,331 million) of Ecopetrol S.A.’s debt in U.S. dollars, as of December 31, 2019, was designated as a hedge. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income.

The remaining portion of Ecopetrol S.A.’s U.S. dollar-denominated debt, as well as the financial assets and liabilities denominated in foreign currency, continues to be exposed to the fluctuation in the exchange rate, which means that an appreciation of the Colombian Peso against the U.S. dollar could generate a loss for companies whose functional currency is the Colombian Peso that have a net asset position in U.S. dollars or a gain if they have a net liability position in U.S. dollars. Conversely, a depreciation of the Colombian Peso against the U.S. dollar could generate a gain for companies whose functional currency is the Colombian peso that have a net asset position in U.S. dollars or a loss if they have a net liability position in U.S. dollars.

As of December 31, 2019, Ecopetrol Group companies have the equivalent of a net U.S. dollar liability position of US$371 million after the implementation of the natural hedging previously mentioned above, neutralizing the effect of exchange rate fluctuations in their results for the year.

4.2.3	Effects of Inflation

The average annual rate of inflation in Colombia for the past ten years is 3.85%. It increased in 2019 as compared to 2018. As measured by the general consumer price index, average annual inflation in Colombia for the years ended December 31, 2019, 2018 and 2017 was 3.80%, 3.18%, and 4.09%, respectively. The increase in inflation in 2019 is mainly due to the “El Niño” weather phenomenon, the indirect tax increase, the devaluation of the Colombian peso against the dollar and demand pressures. Cost inflation in the prices of goods, raw materials, interest cost of debt in local currency indexed to inflation and services for operation of oil and gas producing assets can vary over time and between each market segment.

4.2.4	Effects of Crude Oil and Refined Product Prices

The average price of ICE Brent crude in 2019 was US$64.2 as compared to US$71.7 per barrel in 2018 and US$54.7 per barrel in 2017. See section Strategy and Market Overview.

Ecopetrol’s average crude oil basket price relative to ICE Brent reported a discount of US$5.6 per barrel in 2019, a lower discount than the US$8.50 in 2018 and US$6.90 in 2017 due to: (i) a better valuation of our heavy crudes primarily due to a decrease in Canadian and Venezuelan supply (ii) our knowledge of the refining market for heavy and intermediate crudes, (iii) the ability to identify and capture opportunities in the United States and Asia, and (iv) the incorporation of new refinery customers in those markets. Our average price crude oil basket was US$58.6 per barrel in 2019 as compared to US$63.2 per barrel in 2018 and US$47.8 per barrel in 2017, which represents a decrease of US$4.6 per barrel in 2019 compared to 2018.

In addition, Ecopetrol’s average products basket price relative to ICE Brent reported a discount of US$5.6, US$5.6 and US$7.9 per barrel in 2019, 2018 and 2017. In 2019, the spread in the refined product basket versus the Brent price remained the same as that of 2018. This was largely due to better asphalt sales prices and the behavior of diesel crack that partially offset weak gasoline prices. Furthermore, there was a positive price effect due to the composition of the basket as more valuable products were sold in 2019 as compared to 2018.

In the Operating Results section below, we present the impact of the price increase on our revenue and cost of sales.

Additionally, fluctuations in the price of oil had an impact on the value of our oil and gas reserves. Reserves valuation is made in accordance with SEC price regulations. Volatility in hydrocarbon prices, refining margins and reserves, as well as changes in environmental regulations may lead to the recognition of impairment or recovery of non-current assets.

For additional information about impairment charges and reversals, see sections Operating Results—Consolidated Results of Operations—Impairment of Non-Current assets, Segment Performance and Analysis and Note 17 to our consolidated financial statements.

In addition, as described in Section 2.1.2 Strategy and Market Overview—2020 Investment Plan above, on March 16, 2020, Ecopetrol announced a set of actions to address current challenging market conditions, which have resulted, among other matters, in a 60% decline in the Brent crude price as compared to the end of 2019, due to external shocks including the strong increase in the supply of oil and the spread of COVID-19. See the section entitled Trend Analysis and Sensitivity Analysis—Trend Analysis for further information.

4.3	Accounting Policies

Our consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 were prepared in accordance with IFRS. The detail of the accounting policies is described in Note 4 to our consolidated financial statements.

From January 1, 2019, we were required to adopt IFRS 16 – Leases and from January 1, 2018, we were required to adopt IFRS 9 – Financial Instruments and IFRS 15 – Operating income. Our financial statements as of and for the years ended December 31, 2019 and 2018, reflect the adoption of these new standards, which did not generate a material impact in our results. For more information regarding the adoption of new accounting standards and their effects on our financial statements, see note 5.1 New standards adopted by the Group to our consolidated financial statements included in this annual report.

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

See Note 4 to our consolidated financial statements for a summary of the critical accounting judgments and estimates applicable to us. There are many other areas in which we use estimates about uncertain matters, but we believe the reasonably likely effect of changed or different estimates would not be material to our financial presentation.

4.5	Operating Results

The following discussion is based on information contained in our audited consolidated financial statements and should be read in conjunction therewith.

4.5.1	Consolidated Results of Operations

The following table sets forth components of our income statement for the years ended December 31, 2019, 2018 and 2017.

Table 47 – Consolidated Income Statement

Income Statement	For the Years ended December 31,			% Change
(Colombian Pesos in millions)	2019	2018	2017	2019/2018	2018/2017
Revenue	71,488,512	68,603,872	55,954,228	4.2	22.6
Cost of sales	44,972,360	41,184,379	36,908,325	9.2	11.6
Gross Profit	26,516,152	27,419,493	19,045,903	(3.3)	44.0
Operating expenses	3,726,557	4,592,445	4,185,186	(18.9)	9.7
Impairment (recovery) of non-current assets, net	1,762,437	368,634	(1,311,138)	378.1	(128.1)
Operating Income	21,027,158	22,458,414	16,171,855	(6.4)	38.9
Finance results, net	(1,670,494)	(2,010,375)	(2,495,731)	(16.9)	(19.4)
Share of profit of companies	366,904	165,836	93,538	121.2	77.3
Income before income tax	19,723,568	20,613,875	13,769,662	(4.3)	49.7
Income tax	(4,718,413)	(8,258,485)	(5,800,268)	(42.9)	42.4
Net Income	15,005,155	12,355,390	7,969,394	21.4	55.0
Net income attributable to:
Company’s shareholders	13,744,011	11,381,386	7,178,539	20.8	58.5
Non-controlling interest	1,261,144	974,004	790,855	29.5	23.2
Net Income	15,005,155	12,355,390	7,969,394	21.4	55.0

4.5.1.1	Total Revenues

The following table sets forth our principal sources of third-party revenues by business segment for the years ended December 31, 2019, 2018 and 2017. An explanation of how we classify our operations into business segments is included in section 4.5.1.8 below.

Table 48 – Third-Party Revenues by Business Segment

	2019			2018			2017			Change Sales Revenues (%)
Revenue by segment	Volume (barrels equivalent)	Average price US dollars/ barrels	Sales revenues (Colombian Pesos in millions)	Volume (barrels equivalent)	Average price US dollars / barrels	Sales revenues (Colombian Pesos in millions)	Volume (barrels equivalent)	Average price US dollars / barrels	Sales revenues (Colombian Pesos in millions)	2019/2018	2018/2017
Local Crude oil	2,232,087	48,6	356,857	2,919,416	60.8	550,479	6,629,362	46.5	909,871	(35.2)	(39.5)
Foreign Crude oil	147,692,547	58,7	28,461,601	143,208,235	63.2	26,898,737	151,619,346	47.8	21,426,666	5.8	25.5
Natural gas local	28,798,105	23,8	2,256,123	28,065,889	22.5	1,885,846	26,998,537	22.8	1,815,754	19.6	3.9
Foreign natural gas	506,556	16,6	27,255	530,945	17.7	27,899	618,022	17.7	32,303	(2.3)	(13.6)
Other income(1)	3,788,550	-	193,282	3,216,650	-	749,939	3,412,568		819,726	(74.2)	(8.5)
Exploration and production sales	183,017,845		31,295,118	177,941,135		30,112,900	189,277,835		25,004,320	3.9	20.4
Local refined products	111,095,596	74,5	27,170,498	108,781,359	81.9	26,354,549	106,891,163	67.2	21,187,091	3.1	24.4
Foreign refined products	44,007,684	62,3	8,977,662	41,577,284	68.6	8,485,932	38,268,394	53.2	6,005,556	5.8	41.3
Foreign Crude Oil	289,289	62.6	61,995	-	-	-	341,366	53.0	52,397	100.0	(100.0)
Residential gas (2)	145,068	100.8	49,420	-	-	-	-	-	-	100.0	-
Other income(1)	-	-	133,895	-	-	107,467	-		98,315	24.6	9.3
Refining and petrochemicals	155,537,637		36,393,470	150,358,643		34,947,948	145,500,923		27,343,359	4.1	27.8
Transportation services	-		3,799,924	-		3,543,024	-		3,606,549	7.3	(1.8)
Transportation and logistics	-	-	3,799,924	-	-	3,543,024	-	-	3,606,549	7.3	(1.8)
Total sales	338,555,482		71,488,512	328,299,778		68,603,872	334,778,758		55,954,228	4.2	22.6
Crude Oil	150,213,923	58,6	28,880,453	146,127,651	63.2	27,449,216	158,590,074	47.8	22,388,934	5.2	22.6
Natural gas	29,304,661	23,7	2,283,378	28,596,834	22.4	1,913,745	27,616,559	22.7	1,848,057	19.3	3.6
Residential gas(2)	145,068	100,8	49,420	-	-	-	-	-	-	100.0	-
Refined products	158,891,830	69,8	36,341,442	153,575,293	77.3	35,590,420	148,572,125	62.7	28,012,373	2.1	27.1
Transportation services and others	-		3,933,819	-		3,650,491	-		3,704,864	7.8	(1.5)
Total sales	338,555,482		71,488,512	328,299,778		68,603,872	334,778,758		55,954,228	4.2	22.6

(1)	In the case of the exploration and production segment, other income corresponds to services and sales of refined products (mainly LPG and asphalt) allocated to our exploration and production segment. In the case of the refining and petrochemicals segment, other income corresponds to industrial services.

(2)	As a result of the ruling issued by the Colombian Supreme Court of Justice in October 2019, we increased our shareholding in Invercolsa from 43.35% to 51.88%, which represents a change in control of that entity; therefore, Invercolsa has become our subsidiary rather than an affiliate, and we consolidate Invercolsa into our consolidated financial statements as of such date. Invercolsa is involved in the commercialization, distribution and transport of natural gas and LPG. The detail of this transaction is described in Notes 2 and 12 to out consolidated financial statements.

In 2019, total revenues increased by 4.2% as compared to 2018, primarily as a result of: (i) a COP$5,951,875 million increase resulting from the 11.02% depreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP$2,956.55/US$1.00 in 2018 to an average exchange rate of COP$3,282.39/US$1.00 in 2019, resulting in an increase in sales revenue from exports, (ii) a COP$2,322,792 million revenue increase attributable to the increase in our sales volume explained below and (iii) a COP$292,590 increase in services revenue from our transportations and logistics segment, primarily due to an increase in volumes transported. This increase was partially offset by: the 7.3%, or US$4.6 per barrel, decrease of our average crude oil basket price, which in turn was primarily the result of the lower performance of the Brent crude benchmark price, and the 9.7%, or US$7.5 per barrel decrease of our average refined products basket price, which in turn was primarily the result of the lower result of the international product prices performance, mainly in gasoline, naphtha and fuel oil prices, in spite of better diesel crack due to IMO 2020.

The increase of our sales volume in 2019 as compared to 2018 was the result of: (i) the 2.8%, or 4.1 mbpe, increase in our crude sales volume which was primarily the result of higher crude exports to Asia and the US Gulf Coast as a result of the Company’s commercial strategy, higher production level and an increase of purchases, (ii) the 3.5%, or 5.3 mbe, increase in refined products volumes due to an increase in consumption in border areas, which in turn was primarily due to a decrease in imports of Venezuelan products, a change in the biodiesel blend, an increased demand for jet fuel by the aviation industry and an increase in exports of diesel due to better realization price in the international markets and (iii) the 2.5%, or 0.7 mbe, increase in natural gas sales volume, primarily due to the incorporation of new fields and marketing processes during 2019.

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

Our cost of sales was principally affected by the factors described below. See Note 25 to our consolidated financial statements for more detail.

Cost of sales in 2019 was COP$44,972,360 million, representing a COP$3,787,981 million or 9.2% increase as compared to 2018, primarily as a result of the following factors:

A COP$2,197,539 million increase in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales and, in the case of crude oil, for refining, which was primarily the result of (i) lower average purchase prices due to the COP$2,894,955 million decrease in international benchmark prices for crude oil, natural gas and refined products, (ii) a COP$2,702,726 million increase in volumes purchased, primarily to ensure domestic supply of diesel and new contracts of domestic crude and (iii) a COP$2,389,768 million increase in costs in Colombian Peso terms due to the depreciation of the average exchange rate of the Colombian Peso against the U.S. dollar.

A COP$685,059 million increase in depreciation, amortization and depletion expenses primarily due to (i) an increase in our level of capital expenditures and (ii) higher production levels associated with the results of our drilling campaign. The above mentioned was partially offset by a decrease in depreciation expenses due to higher hydrocarbon proved developed reserves in 2019 as compared to 2018.

A COP$626,779 million increase in maintenance, contracted services and energy, associated with increased operating activity, incremental production costs, entry into operation of new wells, greater share in fields, higher electrical power rates, among others.

A COP$210,764 million increase in labor costs, which is primarily the result of: (i) the recognition of employee benefits under the new collective bargaining agreement, (ii) a salary increase in 2019 and (iii) an increase in the number of employees.

A COP$470,960 million increase in taxes and contributions, primarily due to: (i) higher taxes assumed mainly for VAT on gasoline and ACPM that went from being taxed at the general rate of 19% to 5%, thus limiting the VAT discount on goods and services purchased and (ii) greater economic rights to the ANH due to the production reactivation of the CP09 field.

A COP$87,063 million increase in other minor items.

The factors mentioned above were partially offset by a COP$490,183 million decrease in our consumption of inventories given our strategy to supply products in the country.

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

A COP$83,493 million decrease in other minor items.

The factors mentioned above were partially offset by a COP$231,222 million increase in inventories and an increase in unit costs associated with the increase of the Brent price of crude oils and products.

4.5.1.3	Operating Expenses before Impairment of Non-Current Assets Effects

Operating expenses and selling, general and administrative expenses before taking into account the impairment of non-current assets amounted to COP$3,726,557 million in 2019, a COP$865,888 million or 18.9% decrease as compared to 2018, mainly as a result of the following factors (see Notes 26 and 27 to our consolidated financial statements for more detail).

A COP$1,060,989 million increase in other income, with no cash impact, mainly from the difference between the fair value and book value of Invercolsa. As a result of the ruling issued by the Colombian Supreme Court of Justice in October 2019, we increased our shareholding in Invercolsa from 43.35% to 51.88%, which in addition with another aspects represents a change in control of that entity; therefore, Invercolsa became our subsidiary rather than an affiliate, and we began to fully consolidate Invercolsa into our consolidated financial statements as of such date. According to IFRS “Business combinations,” the investment in Invercolsa must be recognized at fair value.

A COP$623,927 million decrease in exploratory expenses mainly as a result of the recognition of spending on exploratory activity at Ecopetrol America’s León 1 and 2 wells in 2018.

This decrease was partially offset by:

•	A COP$229,330 million increase in general expenses mainly due to (i) the negative impact on our midstream segment of attacks by third parties and illegal valves, and (ii) an increase in our social investment made, especially the connection of the Magdalena Medio - Guillermo Gaviria Bridge trunk road in Barrancabermeja.

•	A COP$183,211 million increase in labor expenses associated with the benefits agreed to as part of the new collective bargaining agreement we entered into in 2018 and an increase in the number of employees.

•	A COP$192,875 million increase in depreciation and amortization mainly related to retirement cost of three fields without reserves.

•	A COP$59,460 million increase in taxes mainly in the industry and trade tax (associated with higher revenues) and tax on financial transactions (associated with higher cash disbursements throughout the year).

•	A COP$154,152 million increase in other minor items.

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

Any change in the foregoing variables used to calculate the recoverable amount of a non-current asset can have a material effect on the recognition of either losses or recovery of impairment charges in the profit or loss statement. In our business segments highly sensitive variables can include among others: (i) in the exploration and production segment, variations of the hydrocarbon prices outlook; (ii) in the refining segment, changes in product and crude oil prices, discount rate, refining margins, changes in environmental regulations, cost structure and the level of capital expenditures; (iii) in the transportation and logistics segment, changes in tariffs regulation and volumes transported. (See Notes 3.2, 4.12 and 17 to our consolidated financial statements for more detail).

In 2019, we recognized impairment losses of non-current assets of COP$1,762,437 as compared to impairment losses of non-current assets of COP$368,634 million in 2018 and a COP$1,311,138 million net reversal of impairment of non-current assets in 2017. These impairments are a non-cash accounting effect and consequently do not involve any disbursement or cash inflow. Further, any cumulative impairment amount of non-current assets is susceptible to reversion when the fair value of the asset exceeds its book value. On the contrary, in the event that the book value exceeds the fair value of the asset, an additional impairment expense could be recognized.

The 2019 impairment loss, net of non-current assets of COP$1,762,437, corresponds to the net result of:

An impairment of non-current assets in the exploration and production segment primarily due to the decrease in estimations of short-term hydrocarbon price outlook, in spite of the incorporation of new reserves and technical and operational information variables and lower discount rate.

An impairment of non-current assets in the transportation and logistics segment, primarily associated with the south generating unit, comprised of Puerto Tumaco and the TransAndino Pipeline (OTA), and the north generating unit, comprised of the Caño Limón – Coveñas Pipeline, which was especially affected by damages to its infrastructure attributed to attacks by third-parties.

A reversal of impairment of non-current assets in the refining and petrochemicals segment, primarily related to the net effect of i) a reversal of impairment of the Cartagena Refinery due to a lower discount rate associated with external market factors, ii) an impairment loss in Bioenergy primarily due to the decrease in availability of cane, partially offset by an improvement in the projection of the realization price of ethanol and a decrease in the discount rate and iii) an impairment loss associated with the modernization plan for the Barrancabermeja Refinery, considering the state of the technical alternatives analysis of possible future increases in conversion.

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

Finance results, net, amounted to a loss of COP$1,670,494 million in 2019 as compared to a loss of COP$2,010,375 million in 2018. This decrease in loss was mainly due to:

•	A COP$504,924 million decrease in interest expenses, primarily as a result of prepayments of debt in 2018 which generated interest savings in 2019.

•	A COP$147,458 million increase in financial income related to retroactive dividends plus interest received by us in respect of Invercolsa’s profits, which were declared during the time the legal proceeding was underway, associated with the increase in equity interest granted to us as a result of the favorable ruling.

•	This decrease was partially offset by:

•	the negative impact resulting from the 0.8% depreciation of the Colombian Peso against the U.S. dollar on our U.S. dollar net debt position. In 2019, our exchange rate gain was COP$40,639 million, as compared to a gain of COP$372,223 million in 2018

•	A COP$19,083 million increase in losses related to other minor financial items.

Finance results, net, amounted to a loss of COP$2,010,375 million in 2018 as compared to a loss of COP$2,495,731 million in 2017. This decrease in loss was mainly due to:

•	The positive impact resulting from the 8.9% depreciation of the Colombian Peso against the U.S. dollar on our U.S. dollar net asset position. In 2018, our exchange rate gain was COP$372,223 million, as compared to a gain of COP$5,514 million in 2017.

•	A COP$84,265 million decrease in financial costs related to long term obligations mainly due to a lower interest rate on our asset retirement obligation.

•	A COP$13,420 million increase in interest expenses, primarily the result of premiums paid in respect of prepayments of debt in 2018 which will generate interest savings in the first half of 2019, which was partially offset by lower interest expenses given (i) use of cash surpluses to pre-pay foreign currency-denominated loans totaling US$2,006 million and local loans totaling the equivalent of US$440 million in 2018 and (iii) a decrease in interest on local currency-denominated loans with a lower interest rate indexed to the Consumer Price Index (CPI).

•	A COP$47,802 million increase in losses related to other minor financial items.

For more details on our financial income and expenses see Note 28 to our consolidated financial statements for more details.

4.5.1.6	Income Tax

Income taxes amounted to COP$4,718,413 million in 2019, COP$8,258,485 million in 2018 and COP$5,800,268 million in 2017. The above is equivalent to an effective tax rate of 23.9%, 40.1% and 42.1% in 2019, 2018 and 2017, respectively.

The decrease in the effective tax rate from 2018 to 2019 was mainly due to the following: i) the agreement signed with Oxy in the U.S. Permian Basin as described elsewhere in this annual report, due to which the Company expects that sufficient future taxable income will be generated in its subsidiaries located in the United States to deduct the historical tax losses of Ecopetrol America. Under IFRS regulations, we are allowed to create a deferred tax receivable in the amount of COP$1,550,152 million, which will gradually offset against the tax charge on future taxable profits generated; ii) the accounting recognition of the market value of our increased equity interest in Invercolsa did not generate a tax charge as it did not constitute non-fiscal revenue and iii) a 4% decrease in the nominal tax rate established by the Colombian Financing Law (Ley de Financiamiento).

The decrease in the effective tax rate from 2017 to 2018 was mainly due to: (i) the positive impact of Law 1943, 2018 that led to higher deferred asset taxes, primarily at Reficar and Bioenergy, given the lower presumptive income rate of 0% starting in 2021, which will allow them to offset higher tax losses from previous years; (ii) the 300 basis points nominal tax decrease as a consequence of the 2016 tax reform; and (iii) an increase in the contribution of our income from Reficar, which is taxed at a lower nominal rate of 15%. This decrease was partially offset by (i) a non-deductible expense effect, primarily due to exploratory activity at Ecopetrol América Inc.’s León 1 and 2 wells and (ii) exchange rate effects on tax bases for companies with the U.S. dollar as their functional currency but with profit or tax losses in Colombian pesos, which required them to recognize a deferred taxes according to IAS 12.41 between the carrying amount of non-monetary assets in their financial statements and their respective tax bases converted from Colombian pesos to U.S. dollars using the exchange rate on December 31, 2018.

See Note 10 to our consolidated financial statements for more details.

4.5.1.7	Net Income (Loss) Attributable to Owners of Ecopetrol

As a result of the foregoing, in 2019, net income attributable to owners of Ecopetrol was COP$13,744,011. In 2018, net income attributable to owners of Ecopetrol was COP$11,381,386 million whereas, in 2017, net income attributable to owners of Ecopetrol was COP$7,178,539 million.

4.5.1.8	Segment Performance and Analysis

In this section, including the tables below, we present our financial information by segment: Exploration and Production, Refining and Petrochemicals and Transportation and Logistics. See the section Business Overview for a description of each segment.

The following tables present our revenues and net income by business segment for the years ended December 31, 2019, 2018 and 2017:

Table 49 – Revenues by Business Segment

	Year ended December 31,			% Change
	2019	2018	2017	2019/2018	2018/2017
	(Colombian Pesos in millions)
Exploration and Production	52,667,990	50,372,764	36,494,934	4.6	38.0
Third parties	31,295,118	30,112,900	25,004,320	3.9	20.4
Local crude oil	356,857	550,479	909,871	(35.2)	(39.5)
Foreign crude oil	28,461,601	26,898,737	21,426,666	5.8	25.5
Local natural gas	2,256,123	1,885,846	1,815,754	19.6	3.9
Foreign natural gas	27,255	27,899	32,303	(2.3)	(13.6)
Other income	193,282	749,939	819,726	(74.2)	(8.5)
Inter-segment net operating revenues	21,372,872	20,259,864	11,490,614	5.5	76.3
Refining and Petrochemicals	38,770,806	37,011,373	28,644,016	4.8	29.2
Third parties	36,393,470	34,947,948	27,343,359	4.1	27.8
Local refined products	27,170,498	26,354,549	21,187,091	3.1	24.4
Foreign refined products	8,977,662	8,485,932	6,005,556	5.8	41.3
Foreign crude oil	61,995	-	52,397	100.0	(100.0)
Natural gas local	49,420	-	-	100.0	-
Other income	133,895	107,467	98,315	24.6	9.3
Inter-segment net operating revenues	2,377,336	2,063,425	1,300,657	15.2	58.6
Transportation and Logistics	13,070,736	11,354,167	10,598,064	15.1	7.1
Third parties	3,799,924	3,543,024	3,606,549	7.3	(1.8)
Inter-segment net operating revenues	9,270,812	7,811,143	6,991,515	18.7	11.7
Eliminations of consolidations	(33,021,020)	(30,134,432)	(19,782,786)	9.6	52.3
Total revenues	71,488,512	68,603,872	55,954,228	4.2	22.6

Total revenues by segment include exports and local sales to third-parties and inter-segment sales. See the section Financial Review—Operating Results—Consolidated Results of Operations—Total Revenues for prices and volumes to third parties.

Table 50 – Operating and Net Income by Business Segment

	Year ended December 31,			% change
	2019	2018	2017	2019/2018	2018/2017
	(Colombian Pesos in millions)
Exploration and Production
Operating Income	11,601,485	15,899,337	8,061,484	(27)	97
Net income attributable to owners	9,382,129	9,930,519	3,820,501	(6)	160
Refining and Petrochemicals
Operating Income	1,142,204	(757,793)	1,362,934	(251)	(156)
Net income attributable to owners	117,708	(1,973,075)	358,859	(106)	(650)
Transportation and Logistics
Operating Income	8,366,747	7,317,513	6,748,047	14	8
Net income attributable to owners	4,244,860	3,424,234	2,999,978	24	14
Eliminations in consolidation
Operating Income	(83,278)	(643)	(610)	12,851	5
Net income attributable to owners	(686)	(292)	(799)	135	(63)
Ecopetrol consolidated
Operating Income	21,027,158	22,458,414	16,171,855	(6)	39
Net income attributable to owners	13,744,011	11,381,386	7,178,539	21	59

4.5.1.9	Exploration and Production Segment Results

In 2019, exploration and production segment sales were COP$52,667,990 million, compared to COP$50,372,764 million in 2018. In 2019, our segment sales increased by 4.6% as compared with 2018 mainly as a result of:

Increased sales of crude oil to third parties, which increased by 3.9% in 2019 as compared to 2018 primarily due to: (i) an increase in local and exports sales of crude oil (4.1 mmbls) mainly due to higher crude exports to Asia and the US Gulf Coast as a result of the Company’s commercial strategy, a higher production level and an increase of purchases to third parties, (ii) an increase in sales of natural gas (0.7 mmbls) due to greater demand, (iii) an increased spread in our crude oil basket versus the Brent price and (iii) the depreciation of the Colombian Peso against the U.S dollar, resulting in an increase in sales revenue recorded in U.S. dollars. This increase was partially offset by the decrease in the price of our crude oil basket of US$4.6 per barrel.

Increased inter-segment revenues, which increased by 5.5% in 2019 as compared to 2018 mainly due to: i) higher production volumes as a result of drilling campaigns and purchases to third parties, emphasized deliveries of crude oil in order to supply Reficar and Barrancabermeja in order to replace imported crudes and (ii) the depreciation of the Colombian Peso against the U.S dollar. This increase was partially offset by the decrease in the price of our crude oil basket in spite of better spreads as compared to the Brent price.

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

In 2019, the cost of sales for this segment increased by 12.8% as compared with 2018, due to the net effect of:

Fixed costs increasing by 8.1%, or COP$716,252 million, in 2019 as compared to 2018, mainly due to: (i) an increase in planned maintenance, higher tariffs and the depreciation of the Colombian Peso against the U.S dollar and (ii) higher labor costs due the recognition of salary increases and benefits for employees under our new collective bargaining agreement along with an increase in the number of employees.

Variable costs increasing by 14.6%, or COP$3,418,429 million, in 2019 as compared to 2018, as a result of (i) an increase of purchases of crude oil due to the strategy, which enables further optimization of the supply chain, (ii) higher transportation costs due to the use of alternative oil pipelines to transport crude oil given attacks against the Caño Limón - Coveñas pipeline and an increase in tariffs, (iii) an increase in natural gas royalties due to higher production, (iv) an increase in depreciation and amortization mainly due to increased investment levels which in turn were primarily due to positive results from the drilling campaign and the improvement in the asset recovery factor and (v) an increase in electricity cost related to higher tariffs.

In 2018, the cost of sales for this segment increased by 22.5% as compared with 2017, due to the net effect of:

Fixed costs increasing by 10.1%, or COP$815,784 million, in 2018 as compared to 2017, mainly due to (i) an increase in contracted services mainly due to the reactivation of the activity at the CPO-09 Block, an environmental audit contract primarily at the Rubiales and Cira-Teca fields, as well as water treatment expenses at the Magdalena Medio and Meta fields, (ii) an increase in maintenance and operating materials due to greater well preventive interventions, mainly in assets of the Central and Orinoquía Regional Vice-Presidencies, as well as an increase in maintenance in the K2 field for corrosion management, and (iii) higher labor costs due the recognition of salary increases and benefits for employees under our new collective bargaining agreement along with an increase in the number of employees.

Variable costs increasing by 28.0%, or COP$5,113,316 million, in 2018 as compared to 2017, as a result of (i) an increase of purchases of crude oil due to the increase in international benchmark prices, (ii) higher transportation costs due to the use of alternative oil pipelines to transport crude oil given attacks against the Caño Limón - Coveñas pipeline, (iii) an increase in operating activity costs such us electricity, process materials and services contracted associated with higher production. This increase was partially offset by lower depreciation and amortization mainly due of an increase in hydrocarbon proved developed reserves in 2018 as compared to 2017, which led to a decrease in depreciation expenses.

In 2019, operating expenses before impairment of non-current assets decreased by 10.3 as compared to 2018 primarily as a net result of: (i) a decrease in exploratory expenses mainly as a result of the recognition of spending on exploratory activity at Ecopetrol America’s León 1 and 2 wells in 2018, (ii) an increase in depreciation and amortization related to retirement costs of three fields without reserves, (iii) an increase in social investments made by the Company, (iv) higher taxes mainly the industry and trade tax due to a sales increase and (v) an increase in the level of seismic acquisition compared to 2018, with the COL5 and Saturn programs in Brazil.

In 2018, operating expenses before impairment of non-current assets increased by 30.9% as compared to 2017, primarily as a result of (i) the bargain purchase in our acquisition of an additional stake in the K2 field in 2017, (ii) the sale of the following fields in 2017: Sogamoso, Río Zulia, Río de Oro and Puerto Barco, Santana, Nancy Maxine Burdine and Valdivia Almagro, (iii) the recognition of exploratory activity at Ecopetrol America LLC’s León 1 and 2 wells and Hocol’s Bonifacio, Hurón and Payero wells in 2018, (iv) an increase in operation expenses related to the Lizama’s well environmental incident that occurred in the first half of 2018. This increase was partially offset by (i) the elimination of the wealth tax since 2018 and (ii) a decrease in exploratory activity at the Kronos-1, Parmer-1, Warrior 2, Lunera-1, Brama-1, Molusco-1, Godric, Dumbo and Pollera wells recognized in 2017.

There was an impairment of non-current assets recognized in the exploration and production segment in 2019, totaling COP$1,982,044 billion in 2019 as compared to the net reversal of COP$785,940 million in 2018. The impairment loss in this segment in 2019 was mainly due to (i) a decrease in the price projection of our crude oil and ii) an increase in net book value as a result of higher asset short-term retirement obligations.

The net reversal of impairment of non-current assets recognized in the exploration and production segment in 2018, which totaled COP$785,940 million in 2018 as compared to COP$183,718 million in 2017, increased by 327.8% as compared to 2017 mainly due to due to the incorporation of new reserves, improved short-term hydrocarbon price outlook and improvements in technical operational capacity.

The segment recorded net income attributable to owners of Ecopetrol of COP$9,382,129 million in 2019 as compared to net income attributable to owners of Ecopetrol of COP$9,930,519 million in 2018 and net income attributable to owners of Ecopetrol of COP$3,820,501 million in 2017.

Lifting and Production Costs

The aggregate average production cost, on a Colombian Peso basis, increased to COP$29,275 per boe during 2019 from COP$27,782 per boe during 2018. The aggregate average lifting cost, on a Colombian Peso basis, increased to COP$28,100 per boe during 2019 from COP$25,614 per boe during 2018. These increases are primarily due to:

•	An increase in energy costs due to (i) higher prices in unit gas cost, (ii) an increase in the energy rate due to the impact of a lower supply of hydraulic energy, an increase in production and an increase in our injection of water barrels and (iii) an increase in the number of drilled wells, partially offset by (iv) energy matrix efficiencies.

•	An increase in subsoil maintenance due to the increase in the cost per intervention, in line with (i) an increase in the number of interventions of greater complexity, (ii) an increase in tariffs mainly due to the depreciation of the Colombian peso against the U.S. dollar and higher labor costs and (iii) higher costs of operation mainly due to a salary adjustment and an increase in the number of employees.

•	An increase in contracted association services due to increased production volumes of crude oil and associated water.

On a dollar basis, the aggregate average production cost decreased to US$8.92 per boe in 2019 from US$9.40 per boe in 2018 primarily due to a 0.11% depreciation of the Colombian Peso against the U.S. dollar in 2019. Production volumes also increased compared to 2018 by 5.4 mboed.

On a dollar basis, the aggregate average lifting cost, decreased to US$8.56 per boe in 2019 from US$8.66 per boe in 2018 also due to a 0.11% depreciation of the Colombian Peso against the U.S. dollar in 2019.

The difference between the aggregate average lifting cost and aggregate average production cost is that lifting costs does not include costs related to consumption of hydrocarbons in our production process or the output that we sell to our refineries and natural gas liquid plants.

The following table sets forth crude oil and natural gas average sales prices, the aggregate average lifting costs and aggregate average unit production cost for the years ended December 31, 2019, 2018 and 2017.

Table 51 – Crude Oil and Natural Gas Average Prices and Costs

	2019	2018	2017
Crude Oil Average Sales Price (U.S. dollars per barrel)(1)	58.6	63.2	47.8
Crude Oil Average Sales Price (COP$ per barrel)(1)	192,262	187,845	141,175
Natural Gas Average Sales Price (U.S. dollars per barrel equivalent)	23.7	22.4	22.7
Natural Gas Average Sales Price (COP$ per barrel equivalent)	79,605	66,922	66,919
Aggregate Average Unit Production Costs (U.S. dollars per boe)(2)	8.92	9.40	8.02
Aggregate Average Unit Production Cost (COP$ per boe)(2)	29,275	27,782	23,684
Aggregate Average Lifting Costs (U.S. dollars per boe)(3)(4)(5)	8.56	8.66	7.65
Aggregate Average Lifting Costs (COP$ per boe)(3)(4) (5)	28,100	25,614	22,585

(1)	Corresponds to our average sales price on a consolidated basis.

(2)	Unit production costs correspond to consolidated average costs on total production volumes net of royalties. Production costs do not include costs related to transport, commercialization and administrative expenses.

(3)	Lifting costs per barrel are calculated based on total production (excluding production tests and discovered undeveloped fields), which are net of royalties, and correspond to our lifting costs on a consolidated basis.

(4)	The cost indicator is calculated by using the cost of production (does not include costs related to hydrocarbons consumption by Ecopetrol in the production process, such as by our refineries and natural gas liquid plants) and dividing by the net produced volume (excluding royalties) as the denominator.

(5)	As a result of the evaluation of control over companies under IFRS, Ecopetrol does not consolidate Savia Perú and Equion.

4.5.1.10	Transportation and Logistics Segment Results

In 2019, our transportation and logistics segment sales were COP$13,070,736 million compared to COP$11,354,167 million in 2018. The 15.1% increase in 2019 as compared with 2018 was mainly due to: (i) higher volumes of crude oil transported through our pipelines which was primarily due to an increase of oil production at the national level, including production by third parties, (ii) reversal cycles through the Bicentenario pipeline, (iii) commercial strategies implemented for industrial services such as oil dilution, unloading facilities at the Monterrey facility that enabled the transport of oil previously transported outside of our infrastructure and oil injection at Ayacucho, (iv) an increase in the volume of refined products transported mainly due to growth of the border zone demand and higher volumes in the Cartagena - Baranoa pipeline and, (v) the positive effect on our U.S. dollar-indexed transportation fees resulting from the depreciation of the Colombian peso against the U.S. dollar.

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

The cost of sales amounted to COP$3,738,194 million in 2019 as compared to COP$3,402,087 million in 2018. The cost of sales for this segment increased by 9.9% in 2019 as compared with 2018 mainly due to (i) an increase in costs associated with higher volumes transported, (ii) an increased consumption of materials, supplies and depreciation resulting from an adjustment in the useful life of some of our transportations systems, and (iii) higher electricity market prices.

The cost of sales amounted to COP$3,402,087 million in 2018 as compared to COP$3,271,835 million in 2017. The cost of sales for this segment increased by 4.0% in 2018 as compared with 2017 mainly due to (i) an increase in costs associated with higher volumes transported, primarily due to the reasons described above and (ii) increased consumption of materials, supplies and depreciation resulting from the start of the San Fernando – Apiay system at Cenit since January 2018 and the expansion of the P135 Project since July 2017.

In 2019, operating expenses before the impairment of non-current assets increased by 57.8% as compared to 2018 due to the expenses associated to the remediation of the damages caused by terrorist attacks and illicit taps in our transportation infrastructure. This increase was partially offset by the favorable ruling in the arbitration claim regarding Ocensa’s line filled with Equion and Santiago. See Business Overview - Related Party and Intercompany Transactions.

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

The impairment losses of non-current assets recognized in the segment in 2019, totaled COP$232,556 million in 2019 as compared to impairment losses of non-current assets of COP$169,870 million in 2018. The increase in the impairment loss of this segment was primarily the result of a decrease in the forecast of the volume to be transported by the southern cash generating unit, Transandino pipeline and the impact of the terrorist attacks that took place in the Banadia- Ayacucho portion of the Caño Limon- Coveñas pipeline.

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

The segment recorded net income attributable to owners of Ecopetrol of COP$4,244,860 million in 2019 as compared to net income of COP$3,424,234 million in 2018 and COP$2,999,978 million in 2017.

4.5.1.11	Refining and Petrochemicals Segment Results

In 2019, the refining and petrochemical segment sales were COP$38,770,806 million compared to COP$37,011,373 million in 2018. In 2019, sales of refined products and petrochemicals increased by 4.6% as compared with 2018, mainly due to (i) an increase of our diesel exports due to their improved economic performance in the international market and (ii) the depreciation of the Colombian Peso against the U.S dollar, resulting in an increase in sales revenue recorded in U.S. dollars. This increase was partially offset by lower prices of our refined product basket and the weakening of international fuel prices.

In 2018, the refining and petrochemical segment sales were COP$37,011,373 million compared to COP$28,644,016 million in 2017. In 2018, sales of refined products and petrochemicals increased by 29.2% as compared with 2017, mainly due to: (i) an increase in our average products basket price due to the increase in international prices and (ii) increased sales volumes, primarily of medium distillates, and gasoline in Colombia and international markets, due to higher refining throughput and positive operating performance at our refineries.

The cost of sales for our refined products and petrochemicals segment is mainly related to the purchase of crude oil and natural gas for our refineries, imported crude oil and products to supply local demand, feedstock transportation services, services contracted for maintenance of the refineries and the amortization and depreciation of refining assets.

Cost of sales amounted to COP$37,856,219 million in 2019, compared to COP$35,658,753 million in 2018 and COP$26,855,395 million in 2017.

In 2019, the cost of sales for this segment increased 6.2% as compared with 2018, principally due to (i) increased purchases of crude oil for use by our Cartagena refinery primarily due to higher throughput and higher feedstock costs due to the appreciation of our crude as compared to Brent, (ii) an increase in diesel imports associated with first quarter operational events in the Barrancabermeja Refinery as well as increased purchases of products to reduce the sulphur content of fuels for the local market. This increase was partially offset by the inclusion of a higher percentage of domestic crude in the Cartagena refinery, which resulted in a more cost-effective crude slate

In 2018, the cost of sales for this segment increased 32.8% as compared with 2017, principally due to (i) an increase in purchase of crude oil at higher international benchmark prices, (ii) higher volume purchase of crude oil for use by our refineries due to higher throughput, (iii) an increase in cost of transportation associated with higher production in our refineries. This increase was partially offset by: (i) lower imports of products primarily medium distillates and gasolines as a result of higher production at Barrancabermeja and Reficar refineries and (ii) lower imports of light crude used at the Cartagena Refinery as a result of the substitution of such crude, which resulted in a more cost-effective crude slate for the Refinery.

In 2019, operating expenses before the impairment of non-current assets decreased by 80.1% as compared to 2018, mainly due to the difference between the fair value and book value of Invercolsa of COP$1,048,924 as noted in section Financial Review – Operating Results – Consolidated Results of Operations - Operating Expenses before Impairment of Non-Current Assets Effects. We decided to place Invercolsa into the downstream segment because it is standard industry practice to include both crude oil refining and natural gas processing and purification in this segment.

In 2018, operating expenses before the impairment of non-current assets decreased by 24.6% as compared to 2017, due to stabilization expenses of the Cartagena Refinery which was reflected in lower maintenance expenses, contracted services and general expenses.

In 2019, we recognized a reversal of impairment of non-current assets in this segment totalling COP$452,163 million, as compared to impairment losses of COP$984,704 million in 2018. The reversal we observed in 2019 is primarily the result of net effect between i) a reversal of impairment of the Cartagena Refinery was mainly due to a lower discount rate associated with external market factors, ii) an impairment loss in Bioenergy which was generated primarily due to the decrease in availability of sugar cane, partially offset by an improvement in the projection of the realization price of ethanol and a decrease in the discount rate, and iii) an impairment loss associated with the modernization plan for the Barrancabermeja Refinery, considering the state of the technical alternatives analysis of possible future increases in conversion.

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

The refining and petrochemicals segment recorded net income attributable to owners of Ecopetrol of COP$117,708 million in 2019 compared to a net loss of COP$1,973,075 million in 2018, and a net income to owners of Ecopetrol of COP$358,859 million in 2017.

4.6	Liquidity and Capital Resources

Our principal source of liquidity in 2019 was cash flows from our operations amounting to COP$27,711,767 million.

Our main uses of cash in 2019 were (i) COP$13,979,141 million in capital expenditures, which included investments in property, plant and equipment, natural and environmental resources and intangibles, (ii) dividend payments amounting to COP$13,867,029 million, which included dividends of COP$12,910,611 million to Ecopetrol’s shareholders, including the Nation, and dividends paid to the non-controlling shareholders of our subsidiaries totaling COP$956,418 million, iii) COP$3,002,977 million related to amortizations of capital and debt interest payments and iv) COP$300,326 million in lease payments.

For more information regarding our debt, see the section Financial Review—Financial Indebtedness and Other Contractual Obligations.

4.6.1	Review of Cash Flows

Cash from operating activities

Net cash provided by operating activities increased by 23.3% in 2019 as compared to 2018, mainly as a result of:

i)	A 2.8% increase in our operational income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets primarily due to i) higher levels of hydrocarbon production, ii) a record refining throughput of 374 mbd, similar to that of 2018, despite major scheduled maintenance for our units, iii) a solid performance of the midstream segment, which guaranteed operational continuity despite third-party damages to its infrastructure, iv) a successful commercial management that enabled us to materialize better oil spreads vs the Brent price and v) a favorable COP peso/U.S. dollar devaluation environment. This increase was partially offset by lower international crude and product prices.

ii)	Lower working capital expenditures needs mainly due to a decrease in accounts receivable from the FEPC and a lower payment in advance of the capital gains tax.

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

Cash used in investing activities

In 2019, net cash used in investing activities increased by 15.1% as compared to 2018, mainly as a result of (i) a 65.2% increase in investments in capital expenditures, mainly due to a drilling campaign which was concentrated in the Castilla, Rubiales, Chichimene, Suria, Casabe, Yariguí-Cantagallo and La Cira-Infantas fields and inorganic investment from international agreements such as the strategic alliance with OXY in the US Permian basin. This increase was partially offset by a decrease in our investment portfolio to support our capital expenditures and dividends received from affiliates.

In 2018, net cash used in investing activities increased by 98.9% as compared to 2017, mainly as a result of: (i) a 38.5% increase in investments in capital expenditures, which was driven mainly by drilling in the Castilla and La Cira-Infantas fields and the B3 module of the Rubiales field and (ii) a 249.4% increase in our investment portfolio as a result of excess liquidity.

Cash used in financing activities

Net cash used in financing activities increased by 8.7% in 2019, as compared to 2018, due to (i) an increase in dividend payments to the shareholders of Ecopetrol (COP$12,910,611 million) and in dividend payments made by certain of our subsidiaries to their non-controlling shareholders (COP$956,418 million), (ii) payments of local and foreign currency-denominated loans totaling COP$3,002,977 million and (iii) COP$300,326 million in lease payments.

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

4.6.2	Capital Expenditures

Our consolidated capital expenditures in 2019, 2018 and 2017 were COP$13,979,141 million, COP$8,460,426 million and COP$6,107,506 million, respectively. These investments were distributed by business segment on average, for the past three years as follows: 85.7% for the exploration and production segment, 3.7% for refining and petrochemicals and 10.6% for the transportation and logistics segment. See Note 32.3 to our consolidated financial statements for more detail about capital expenditures by segment.

Our investment plan approved for 2020 is a range of between US$3,300 million and US$4,300 million. See the section entitled Strategy and Market Overview—2020 Investment Plan for further information.

The resources required for the investment plan can be funded through internal cash generation with no need to raise additional net financing.

4.6.3	Dividends

On March 27, 2020, our shareholders at the ordinary General Shareholders Assembly approved a distribution of ordinary dividends for the fiscal year ended December 31, 2019 amounting to COP$ 7,401,005 million, or COP$180 per share, based on the number of outstanding shares as of December 31, 2019. The payment dates will be April 23, 2020 (100% to minority shareholders / 14% to the majority shareholder), and during the second half of 2020 the remaining 86% to the majority shareholder.

In 2019, we paid dividends of COP$12,910,611 million to Ecopetrol’s shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP$956,418 million.

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

We prepare our interim and annual statutory financial information in accordance with our internal reporting policies, which follow Colombian IFRS and differ in certain significant aspects from IFRS. The following table sets forth our consolidated net income and equity for years ended December 31, 2019, 2018 and 2017, in accordance with Colombian IFRS and IFRS:

Table 52 – Consolidated Net Income and Equity

	For the year ended December 31,			% Change
	2019	2018	2017	2019/2018	2018/2017
	(Colombian Pesos in millions)
Net income attributable to owners of Ecopetrol (IFRS)	13,744,011	11,381,386	7,178,539	20.8	58.5
Cash flow hedge for future company exports	(419,275)	(471,314)	(366,048)	(11.0)	28.8
Exchange rate effects on tax bases – Deferred tax	(73,253)	646,333	(192,079)	(111.3)	(436.5)
Net income Attributable to owners of Ecopetrol (Colombian IFRS)	13,251,483	11,556,405	6,620,412	14.7	74.6
Net Equity (IFRS)	58,231,628	57,107,780	48,215,699	2.0	18.4
Cash flow hedge for future company exports	(10,099)	(20,792)	(29,258)	(51.4)	(28.9)
Exchange rate effects on tax bases – Deferred tax	2,122,593	2,217,450	1,594,864	(4.3)	39.0
Net Equity (Colombian IFRS)	60,344,122	59,304,438	49,781,305	1.8	19.1

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

Under Colombian IFRS, the General Accounting Office of the Nation (CGN for its Spanish acronym) issued Resolution 509, which allows companies to apply hedge accounting for non-derivative financial instruments from any date within the transition period or the first period of application of International Accounting Standards in Colombia, even if such company has not yet formally documented the hedging relationship, the objective or the risk management strategy. Under these rules, Ecopetrol applied cash flow hedge accounting from January 1, 2015 in its financial statements under Colombian IFRS.

As a result of this accounting policy difference, for the year ended December 31, 2019, our net income as reported under IFRS was COP$419,275 million higher than our net income as reported under Colombian IFRS.

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

As a result of this accounting policy difference, for the year ended December 31, 2019, our net income attributable to owners of Ecopetrol as reported under IFRS was COP$73,253 million higher than our net income attributable to owners of Ecopetrol as reported under Colombian IFRS.

The application of IAS12.41 also generated adjustments to our goodwill and investments in companies impairments of COP$14,865 million in 2019, COP$22,030 million in 2018 and COP$61,893 million in 2017 in connection with our purchase of subsidiaries whose functional currency is the U.S. dollar as well as adjustments to our revenue from the equity method of COP$12,630 in 2019, COP$11,316 million in 2018 and COP$60,748 million in 2017 in connection with our associates and joint ventures whose functional currency is the U.S. dollar.

As a result of these accounting policy differences described above, for the year ended December 31, 2019, we reported net income attributable to the owners of Ecopetrol under IFRS of COP$13,744,011 million as opposed to a net income attributable to the owners of Ecopetrol of COP$13,251,483 million reported under Colombian IFRS for the same period. For the year ended December 31, 2018, these same accounting differences led us to report net income attributable to the owners of Ecopetrol under IFRS of COP$11,381,386 million as opposed to a net income attributable to the owners of Ecopetrol of COP$11,556,405 million reported under Colombian IFRS for the same period. For the year ended December 31, 2017, these same accounting differences led us to report net income attributable to the owners of Ecopetrol under IFRS of COP$7,148,539 million as opposed to a net income attributable to the owners of Ecopetrol of COP$6,620,412 million reported under Colombian IFRS for the same period.

4.8	Financial Indebtedness and Other Contractual Obligations

As of December 31, 2019, we had outstanding consolidated indebtedness of COP$36 trillion, which corresponded primarily to the following long-term transactions:

Table 53 – Consolidated Financial Indebtedness

Company	Type	Initial Date		Original Amount	Maturity	Interest Rate	Amortization
Ecopetrol S.A.	Bonds	September 18, 2013		US$1,300 million	September 18, 2023	5.875%	Bullet
		September 18, 2013		US$850 million	September 18, 2043	7.375%	Bullet
		May 28, 2014		US$2,000 million	May 28, 2045	5.875%	Bullet
		September 16, 2014		US$1,200 million	January 16, 2025	4.125%	Bullet
		June 26, 2015		US$1,500 million	June 26, 2026	5.375%	Bullet
		June 15, 2016	*	US$500 million	September 18, 2023	5.875%	Bullet
		December 1, 2010		COP$479,900 million	December 1, 2020	Floating	Bullet
		December 1, 2010		COP$284,300 million	December 1, 2040	Floating	Bullet
		August 27, 2013		COP$168,600 million	August 27, 2023	Floating	Bullet
		August 27, 2013		COP$347,500 million	August 27, 2028	Floating	Bullet
		August 27, 2013		COP$262,950 million	August 27, 2043	Floating	Bullet
	Bank Loans	December 30, 2011	**	US$321 million	December 20, 2025	Floating	Semi-annual
	ECAs	December 30, 2011	**	US$2,650 million	December 20, 2027	Fixed	Semi-annual
		December 30, 2011	**	US$100 million	December 20, 2027	Floating	Semi-annual
		December 30, 2011	**	US$97 million	December 20, 2027	Fixed	Semi-annual
		December 30, 2011	**	US$210 million	December 20, 2027	Floating	Semi-annual
Ocensa	Bond	May 7, 2014		US$500 million	May 7, 2021	4.000%	Bullet
Oleoducto Bicentenario	Bank Loan	July 5, 2012		COP$2.1 trillion	July 5, 2024	Floating	Quarterly
ODL	Bank Loan	August 1, 2013		COP$800 billion	August 1, 2020	Floating	Quarterly

*	Reopening of bond due to 2023.
**	Debt originally obtained by Reficar for the Refinery modernization and voluntarily assumed by Ecopetrol.

The Colombian Superintendence of Finance, through Resolution 1379 of October 10, 2019, authorized the renewal of the term of the Issuance and Placement Program of Internal Debt Bonds and Commercial Papers of the Company for three (3) additional years, until October 10, 2022.

Further, the Ministry of Finance and Public Credit of Colombia, through Resolution 0600 of February 18, 2020, authorized the Company to structure the issuance and placement of bonds in the international capital markets for up to two billion US dollars (US$2,000,000,000).

These authorizations themselves do not constitute an approval for the issuance of securities or any financing transaction.

Ecopetrol did not incur any short-term or long-term bank loans or bonds in 2019.

Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our contractual obligations as of December 31, 2019.

Table 54 – Our Contractual Obligations

COP$ in millions	Payments due by period
Contractual obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Employee Benefit Plan	29,814,647	1,326,347	2,744,022	2,845,377	22,898,901
Contract Service Obligations	23,942,962	5,962,450	8,077,571	4,488,763	5,414,178
Operating Lease Obligations	410,126	255,187	51,373	20,253	83,312
Natural Gas Supply Agreements	3,439,765	3,258,259	3,184	0	178,322
Purchase Obligations	1,552,454	895,001	377,878	45,793	233,783
Energy Supply Agreements	1,106,008	59,585	146,358	16,175	883,890
Capital Expenditures	14,368,402	4,688,138	4,083,070	3,601,107	1,996,088
Build, Operate, Maintain and Transfer Contracts (BOMT)	325,539	32,647	66,276	67,609	159,007
Capital (Finance) Lease Obligations	766,391	95,673	151,674	120,713	398,331
Financial Sector Debt	8,220,705	1,371,546	2,529,532	2,733,243	1,586,384
Bonds	27,844,279	556,113	1,578,675	6,202,348	19,507,143
Total	111,791,278	18,500,946	19,809,613	20,141,381	53,339,339

Note: For the presentation of the contractual obligations in this annual report, contractual obligations beyond the current year represent the expected amount to be committed by us according to our framework contracts. Previously, we were reporting our obligations beyond the current year based on individual orders instead of framework contracts. The implementation of this methodology has resulted in a material increase of our commitments from what was previously reported.

4.9	Off Balance Sheet Arrangements

As of December 31, 2019, we did not have off-balance sheet arrangements of the type that is required to be disclosed under Item 5.E of Form 20-F.

4.10	Trend Analysis and Sensitivity Analysis

Trend Analysis

Ecopetrol updated its Business Plan on February 26, 2020. See the section entitled Strategy and Market Overview—Our Corporate Strategy—Business Plan for a discussion of the trends recognized in the development of that plan.

As described in the section entitled Strategy and Market Overview—2020 Investment Plan above, on March 16, 2020, Ecopetrol announced a set of actions to address current challenging market conditions, which have resulted, among other matters, in a 60% decline in the Brent crude price as compared to the end of 2019, due to external shocks including the strong increase in the supply of oil and the spread of COVID-19.

These measures are part of an intervention plan that seeks to have the Ecopetrol Group adapt in a timely and orderly manner to changing market conditions. The first stage of this plan includes the following actions:

i.	Effective immediately, a COP$2 trillion cutback in costs and expenses to strengthen the Ecopetrol’s competitiveness, including austerity measures, prioritization of operational and administrative activities, and control over operational expenses, such as travel restrictions, sponsorships and involvement in events, among others.

ii.	Implementation of new commercial strategies to maximize the value of the crudes and products sold by the Ecopetrol Group.

iii.	A US$1.2 billion decrease in the 2020 investment plan so that the new range of the investment plan is now US$3.3 - 4.3 billion. The measures adopted aim to intervene in investment opportunities in the early stages, seeking to preserve production and cash flow and maintain the integrity and reliability of investments, including social investment commitments already made.

iv.	Regarding the Earnings Distribution Proposal reported to the market on March 2, 2020, the Board of Directors proposed a new payment scheme consisting of the following: a first payment of 100% of the dividend to minority shareholders and 14% of the dividend to the majority shareholder, to be made on April 23, 2020, and the payment of the remaining 86% of the dividend to the majority shareholder to be disbursed during the second half of 2020.

The production target for 2020 set forth above remains unchanged as of phase one, between 745 - 760 mboed.

Ecopetrol will continue to monitor market developments to determine the need to launch subsequent stages of the intervention plan, seeking to optimize the balance between decisive responses under current market conditions and preservation the Company's long-term value.

Furthermore, the economies of all the countries where the Ecopetrol Group is located are currently experiencing negative economic consequences from the COVID-19 pandemic including, a significant drop in worldwide stock prices, decreasing oil prices, rise in unemployment, decreasing interest rates, liquidity concerns and devalued currencies. There is concern that the United States and other developed countries will fall into a recession in the near term, which will negatively impact the Colombian economy. Any such continued macroeconomic downturn could have a material adverse effect on our results of operations and business condition.

Sensitivity Analysis

Sensitivity Analysis of Reserves

The following table provides information about the sensitivity analysis conducted on our oil and gas reserves as of December 31, 2019, taking into account ICE Brent crude oil prices that reasonably reflect management’s view of crude oil prices given prevailing market conditions, which particularly consider, amongst various factors, long-term projections of independent experts in the oil and gas market such as IHS, Platts and Wood Mackenzie.

Table 55 – Sensitivity Analysis of Reserves

	Oil and NGL (million barrels)	Natural Gas (bcf)	Total Oil and Gas (Mmboe)
Reserves as of December 31, 2019	1,163.8	2,306.4	1,568.5
Sensitivity Scenario	1,159.4	2,309.4	1,564.6
Difference (million barrels)	(4.4)	3.0	(3.9)
Difference (%)	(0.4)	0.1	(0.2)

The conversion rate used is 5,700 cf = 1 boe.

Assumptions for the Sensitivity Analysis of Reserves

The sensitivity of the ICE Brent price of US$40 per barrel in 2020, US$50 per barrel in 2021 and between US$53 and US$72 onwards, and costs of management portfolio.

The base scenario on which our sensitivity analysis is made corresponds to 83% of our oil, NGL and natural gas reserves, as of December 31, 2019, as presented elsewhere in this annual report.

Other variables such as the operating costs, capital costs and portfolio price remain unchanged for purposes of the analysis.

Sensitivity Analysis of our Results

The following table provides information about the sensitivity of our results as of December 31, 2019, due to variations of US$1 in the price of ICE Brent crude and of 1% in the COP$/US$ exchange rate.

Table 56 – Results of Reserves’ Sensitivity Analysis

	Income Statement 2019	Income Statement Case ICE Brent(1)+ US$1	Difference Between Real 2019 and Case ICE Brent	Income Statement Case TRM(2)- 1%	Difference Between Real 2019 and Case TRM
	(COP$ in billions)
Revenue	71,488.51	72,502.72	1,014.21	72,185.51	697.00
Cost of sales	44,972.36	45,376.30	403.94	45,218.97	246.61
Gross Income	26,516.15	27,126.42	610.27	26,966.54	450.39
Operating expenses	3,726.56	3,726.56	-	3,726.56	-
Impairment of non-current assets	1,762.44	1,762.44	-	1,762.44	-
Operating income	21,027.15	21,637.42	610.27	21,477.54	450.39
Finance results, net	(1,670.49)	(1,670.49)	-	(1,670.49)	-
Share of profit of associates and joint ventures	366.90	366.90	-	366.90	-
Income before income tax	19,723.56	20,333.83	610.27	20,173.95	450.39
Income Tax	(4,718.41)	(4,864.41)	(145.99)	(4,826.16)	(107.75)
Net Income	15,005.15	15,469.43	464.27	15,347.79	342.64

(1)	ICE Brent = US$64 per barrel
(2)	Exchange rate (TRM) = COP$3.281/US$1.00

Assumptions for the Sensitivity Analysis of our Results

Our sensitivity analysis is based on the Consolidated Statement of Profit or Loss for 2019, as presented elsewhere in this annual report.

The sensitivity of the ICE Brent price index is in reference to an increase of US$1 per barrel of crude oil in the average ICE Brent reference price based on a 365-day year for 2019. Prices assumed correspond to realized prices for crude oil, natural gas and refined products for 2019, adjusted to account for the differences between such realized prices and the ICE Brent reference price.

The sensitivity of our results to changes in the exchange rate is in reference to a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2019. Prices are the realized prices of crude oil, natural gas and refined products in 2019 and are expressed for the sensitivity using the adjusted exchange rate (i.e. a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2019).

The income tax for each of our sensitivity analyses (price of ICE Brent and COP$/US$ exchange rate) is estimated using the effective corporate tax rate of 24% for 2019.

The table below sets forth the line items that are being affected by the variation on the reference prices or the average exchange rate.

Table 57

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

Hydrocarbon reserves presented in this annual report were calculated in accordance with SEC regulations. As required by those regulations, reserves were valued based on the unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2019, 2018 and 2017, as well as other conditions in existence at those dates. The average of closing prices of ICE Brent crude oil for the first day of each month in the 12-month period was US$54.93 per barrel in 2017, US$72.20 per barrel in 2018 and US$63 per barrel in 2019. In 2018, the Company recognized an increase in oil and gas proven reserves of 4% as compared to 2017, to 1,727 mmboe in 2018 from 1,659 mmboe in 2017. In 2019, the Company recognized an increase in oil and gas proven reserves of 9.6% as compared to 2018, to 1,893 mmboe in 2019 from 1,727 mmboe in 2018. For more information, see the section Business Overview—Exploration and Production—Reserves.

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

In 2019, Ecopetrol recognized impairment losses of non-current assets of COP$1,762,437 million which corresponds to the net result of:

An impairment of non-current assets in the exploration and production segment primarily due to the decrease in estimations of short-term hydrocarbon price outlook, in spite of the incorporation of new reserves and technical and operational information variables and lower discount rate.

An impairment of non-current assets in the transportation and logistics segment, primarily associated with the south generating unit, comprised of Puerto Tumaco and the TransAndino Pipeline (OTA), and the north generating unit, comprised of the Caño Limón – Coveñas Pipeline, which was especially affected by damages to its infrastructure attributed to attacks by third-parties.

A reversal of impairment of non-current assets in the refining and petrochemicals segment, primarily related to net effect of i) a reversal of impairment of the Cartagena Refinery due to a lower discount rate associated with external market factors, ii) an impairment loss in Bioenergy primarily due to the decrease in availability of cane, partially offset by an improvement in the projection of the realization price of ethanol and a decrease in the discount rate and iii) an impairment loss associated with the modernization plan for the Barrancabermeja Refinery, considering the state of the technical alternatives analysis of possible future increases in conversion.

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

In order to assess the possible impact of current expected oil price scenarios and market conditions, as well as of further developments driven by the economic environment for the oil and gas industry, the Company has performed a sensitivity analysis over its proved reserve balance as of December 31, 2019. Based on these calculations, assuming an average price per barrel of ICE Brent price of US$40 per barrel in 2020, US$50 per barrel in 2021, and between US$53 and US$72 onwards, Ecopetrol could recognize a decrease in oil and gas proved reserves of approximately 0.2%. This analysis takes into account Ecopetrol’s estimates and expectations regarding the main assumptions used in its proven reserve calculation, which final actual result may fluctuate and differ substantially from those provided herein due to several factors outside of the control of the Company. For additional information see the section Financial Review—Trend Analysis and Sensitivity Analysis.

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

Additionally, our strategy envisioned the exploration and development of unconventional reservoirs in Colombia, by using fracking technology. See the section Strategy and Market Overview—Business Plan. However, the implementation of this strategy depends, among others, on the final outcome of the regulatory framework affecting this technology currently being defined in Colombia, obtaining the requisite environmental license required for the exploratory phase (including the Integral Pilot Research Projects –PPII) to begin and the results of the PPII.

In February 2019, a commission of experts appointed by the Colombian government submitted its non-binding recommendation to advance in the pilot testing phase with the previous necessary steps to assure effective monitoring, control and communication of the pilot program development to stakeholders. In September 2019, the State Council authorized the execution of the Integral Pilot Research Projects (PPII) only to investigate the eventual effects of using fracking technology. However, we cannot assure you that unconventional reservoirs in Colombia will be able to be exploited.

On February 28, 2020, the Ministry of Mines and Energy issued Decree 328 that rules the general guidelines for the development of PPII on unconventional reservoirs by using fracking technology. Further regulations are required to advance in the PPII implementation.

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

In addition, our business growth and sustainability depend on our ability to manage the capital investments and operate efficiently, in accordance with the corporate strategy guidelines.

See the section Strategy and Market Overview—Our Corporate Strategy for a discussion of our strategic plan.

Our business depends substantially on international prices for crude oil and refined products. The prices for these products are volatile; a sharp decrease could adversely affect our business prospects and results of operations.

In 2019, in Ecopetrol, approximately 95% of the revenues came from sales of crude oil, natural gas and refined products and 91% of the total volume sold of these products was indexed to international reference prices or benchmarks such as ICE Brent. Consequently, fluctuations in those international indexes have a direct effect on our financial condition and results of operations.

Prices of crude oil, natural gas and refined products have traditionally fluctuated as a result of a variety of factors including, among others, competition within the international oil and natural gas industry, long-term changes in the demand for crude oil, natural gas and refined products, the economic policies in the United States, China and the European Union, regulatory changes, changes in global supply, inventory levels, changes in the cost of capital, adverse or favorable economic conditions, global financial crises, substitute sources of energy, development of new technologies, global and regional economic and political developments in the Organization of the Petroleum Exporting Countries (OPEC), the willingness and ability of the OPEC and its members to set production levels, local and global demand and supply for crude oil, refined products and natural gas, trading activity in oil and natural gas; weather conditions, natural events or disasters, and terrorism and global conflict. In addition, due to the disagreement on production cuts between the Organization of the Petroleum Exporting Countries (OPEC) and Russia since the beginning of March, the OPEC and its capacity and decision to increase production levels to gain market share have impacted the international reference prices.

Currently, the spread of the coronavirus disease (COVID-19) generates uncertainty about a possible slowdown of the global economy, which in turn could cause a decrease in crude oil, NGL, and gas demand and oil, NGL, and gas prices. See Our business operations could be disrupted by the Coronavirus or other pandemic disease and health events for further information on the effects of the coronavirus pandemic.

When crude oil, refined products and natural gas prices are low, we earn less revenue and we generate lower cash flow and less income. Conversely, when crude oil, refined product and natural gas prices are high, we earn more and generate a larger amount of cash and net income. During 2019, our crude oil basket price was US$58.6 per barrel versus US$63.2 per barrel in 2018, the refined product basket price was US$69.8 per barrel versus US$77.3 per barrel in 2018; and the natural gas price was US$24.1 per barrel equivalent in 2019 versus US$22.4 per barrel equivalent in 2018. However, it is important to consider that the margin on refined products can result either in higher or lower margins due to a change in price of crude the same way gas prices can be impacted by local conditions, such as local demand and weather conditions.

In 2019, we had an impairment of non-current assets of COP$1,762,437 million, as compared to the COP$368,634 million impairment of non-current assets in 2018 and the COP$1,311,138 million net reversal of the impairment of non-current assets in 2017. These impairments are an accounting effect that does not involve any inflow of resources and they are susceptible to reversion when the fair value of the asset is above its book value. For additional information about this impairment charges, see the section Financial Review—Operating Results—Consolidated Results of Operations—Impairment of Non-Current Assets and Note 17 to our consolidated financial statements.

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

As of December 31, 2019 our U.S. dollar-denominated total aggregate principal amount was US$9.9 billion, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, an aggregate principal amount of US$9.4 billion relate to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Group’s affiliates have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Group are consolidated, the exchange rate differential of the affiliates’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in the equity, as part of other comprehensive income.

The Company adopted hedge accounting as part of its risk management strategy, using two types of natural hedges with its U.S. dollar debt as a financial instrument: i) cash flow hedge for exports of crude oil and ii) hedge of a net investment in a foreign operation. As a result of the implementation of both hedges, US$7.3 billion of Ecopetrol S.A.’s debt in U.S. dollars as of December 31, 2019, was designated as a hedge. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income. The remaining portion of Ecopetrol S.A.’s U.S. dollar-denominated debt as well as the financial assets and liabilities denominated in foreign currency continues to be exposed to the fluctuation in the exchange rate.

The U.S. dollar/Colombian Peso exchange rate has fluctuated during the last several years. On average, the Colombian Peso appreciated 3.35% in 2017, depreciated 0.18% in 2018, and depreciated 10.98% in 2019. Additionally, as of December 31, 2019, the Colombian Peso depreciated 0.84%; as of December 31, 2018, the Colombian Peso depreciated 8.91%, and as of December 31, 2017, the Colombian Peso appreciated 0.56%, in each case from year-end exchange in the previous year. In addition, given the performance of the interest rate in the U.S., different global growth perspectives, Presidential elections in the United States in 2020, commercial and political tensions in the biggest world economies, current and expected crude oil prices in the next few years and political uncertainty in Colombia, there is no clear view of how the U.S. dollar and the Colombian peso will behave in the medium to long-term. Given that markets are dealing with a great deal of uncertainty, it is expected that U.S. dollar movements will remain difficult to forecast.

A future depreciation in the exchange rate of the Colombian Peso against the U.S. dollar may affect our financial results when converted into Colombian Pesos, given our current net position in U.S. dollars, the fact that most of our revenues are collected in U.S. dollars and the portion of our U.S. dollar debt that is not designated as hedge instrument and the future debt we may acquire. Please see our sensitivity analysis on our results of operation to exchange rate fluctuations in the section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results—Exchange Rate Variation and in Note 29.1 to our consolidated financial statements.

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

We are also exposed to international competition as a result of our international exploratory activities. Currently, we are exploring in Brazil, Mexico and the United States, where we partner and compete with other oil and gas companies operating in those locations.

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

Our deep-water drilling activities present severe risks, such as the risk of spills, explosions on platforms and drilling operations, and natural disasters. The occurrence of any of these events or other incidents could result in personal injuries, loss of life, severe environmental damage with the resulting containment, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings. As a result, more stringent government regulation may result in increased costs and longer exploration and development timeframes for our deep-water drilling operations and consequently could adversely affect our results of operations and financial condition. Heightened risks and costs associated with deep-water drilling may have a negative effect on our results of operations and financial condition and in our reputation.

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

Furthermore, some of our customers may be highly leveraged and subject to their own operating expenses. Therefore, the risk we face in doing business with these customers may increase. Other customers may also be subject to regulatory changes, which could increase the risk of defaulting on their obligations to us. We also could have disagreements with customers regarding tariffs, excusable events, or other aspects of our commercial relations that could lead to contract breaches by our clients. See Note 29.2 to our consolidated financial statements for more details.

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

A new financial crisis, volatility in prices in the oil and gas sector (as what is currently being experienced with the significant drop of the price of Brent crude in 2020 year to date), the spread in protectionist policies in the United States, China and Europe, the lack of consensus among OPEC+ members, the political uncertainty in the region, the discovery of corruption by governments and private companies in emerging markets and further geopolitical disruptions in the Middle East, which could involve developed countries, which in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in the section Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Environment could make it more difficult for us and our subsidiaries to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us. These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms. Access to credit and capital markets is also dependent on our credit ratings, which are mainly determined by our financial and operational strength, oil and gas market conditions and the support that could be provided by the Colombian government. We cannot assure that our credit ratings will continue for any given period of time or that the ratings will not be further lowered or withdrawn. An assigned rating may be raised or lowered depending, among other things, on the respective rating agency’s assessment of our financial strength. In addition, a downgrade in the rating of the Republic of Colombia could also trigger a downgrade on our ratings as our rating is capped by the rating of the Republic of Colombia and the implicit support that can potentially be provided to the Company. On May 27, 2019, Fitch Ratings revised our outlook to negative from stable, as a consequence of the adjustment made to the Colombia´s Sovereign Rating Outlook. On June 27, 2019, S&P upgraded our stand-alone credit rating to bbb- from bb+ and maintained our long-term corporate credit rating at BBB- and our outlook at stable. On July 29, 2019, Moody’s confirmed our long-term international rating at Baa3, with a stable outlook. On December 3, 2019, Fitch Ratings maintained our credit rating at BBB with negative outlook and our stand-alone rating at bbb. We cannot offer any assurance that our credit rating will continue.

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

As of December 31, 2019, approximately 14.18%, or a principal of US$1.5 billion (COP$5.1 trillion, using a COP$3.277,14/1.00 US exchange rate as of December 31, 2019), of our total indebtedness consisted of floating rate debt. If market interest rates rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition. In addition, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated in or indexed to. We cannot assure that such changes will not result in increased financing expenses borne by us. Finally, as we incur new debt in the future to fund our capital projects or inorganic acquisitions, the prevailing interest rates and spreads at any specific time could be less favorable in terms of cost when compared to our previous financing transactions, which could adversely affect our financial condition and results of operations.

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

Our future performance depends on the successful selection, development and deployment of new technologies and the knowledge to operate and improve them.

Technology, knowledge and innovation are essential to our business, especially for the addition of reserves in complex settings, reducing operational costs, reducing the carbon footprint of our operations, and for our adaptation to the energy transition. If we do not develop the right technology, or do not secure access to required third-party technology, or if we fail to deploy the right technology, do not obtain the expertise to operate our deployed technology or to improve our processes, or do not deploy the knowledge necessary to improve such technology effectively, the achievement of our corporate goals, our profitability and our earnings may be adversely affected. In the case of our enhanced oil recovery program, we not only depend on the successful selection, adaptation, demonstration and deployment of appropriate technologies but also in the reservoir response to the application of these recovery technologies.

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

According to the latest Natural Gas Supply Plan issued by the Mining and Energy Planning Unit in January 2020 (Unidad de Planeación Minero Energética-UPME), under a medium forecasted demand scenario there would be a natural gas deficit in Colombia as of January 2024.

Considering the CREG Resolution 114 of 2017, the natural gas market is a physical market, which means that suppliers must comply with the quantities agreed in their contracts with firm gas commitments. Hence, Ecopetrol will not be able to keep or increase its market participation unless the Company increases its natural gas reserves as local demand grows.

Additionally, we are currently party to a number of national gas supply contracts that have firm gas commitments. If we were unable to deliver natural gas to these clients as a result of cuts in operations, delays in the completion of projects relating to our production facilities or the acceleration of the decline in our gas production, among other reasons, we may be required to compensate our customers for our failure to supply natural gas.

Delays in the start of new projects could result in penalties imposed on us by our clients. We pay penalties due to delays in the start of new projects in 2019. We cannot assure that in the future we will not be subject to additional monetary fines which can in turn affect our financial condition and results of operations.

We depend on others for the construction and availability of natural gas transportation infrastructure for the transport of our gas, which may limit our ability to develop new or existing fields or lead to the deterioration of related assets and may not allow us to recover the cost of capital invested in natural gas discoveries.

Ecopetrol S.A. can only hold up to 25% of the equity of any natural gas transportation company according to Article 5 of CREG Resolution 057 of 1996. Therefore, there can be no assurance that the transportation infrastructure necessary to transport natural gas from the fields to distribution points and our customers will be built by third parties or that if built there will be sufficient capacity available to us for the exploitation of new natural gas discoveries or the development of existing fields due to the non-financial closure of transport projects or lack of signed contracts with transporters. The failure to commercially exploit new or existing discoveries may result in impairment of the related assets and our inability to recover the capital expenditures invested to make these natural gas discoveries.

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

Also, the effects of climate variability and climate change could create impacts and losses in any part of our business operations, for instance, as the result of increase in the intensity of the “La Niña” and “El Niño” climate phenomena, causing floods and drought periods, increased temperature and rising sea and river levels.

The “El Niño” climate phenomenon is characterized by (i) a lack of rainfall, which limits the amount of water necessary for the development of various activities of the company, (ii) increased temperatures, which could have a direct impact on our worker’s health given an increased occurrence of heat waves and the increased occurrence of epidemics and diseases and (iii) potential negative impact on energy supply. The “La Niña” climate phenomenon is characterized by increased rainfall, which can generate (i) landslides that threaten pipeline infrastructure and increase the risk of ruptures that may cause hydrocarbon spills and limit road transportation and (ii) flooding, which could limit operations in our production fields and facilities.

As a result, our activities could be significantly affected. These risks could result in property damage, loss of revenue, loss of life, pollution and harm to the environment, among others. If any of these occur, we may be exposed to economic sanctions, damages, fines or penalties in addition to the costs required to repair or remediate the related damage. These costs, fines and penalties may adversely affect our financial condition, reputation and results of operations.

Our business operations could be disrupted by the Coronavirus or other pandemic diseases and health events.

Pandemic diseases and health events, such as the recent outbreak of the novel strain of coronavirus infection (COVID-19) have the potential to negatively impact economic activities in many countries, including the countries in which we operate or have trade links, with consequent adverse effects on our customers and business.

The ongoing outbreak of COVID-19 was first reported on December 31, 2019 in Wuhan, Hubei Province, China. From Wuhan, the disease spread rapidly to other parts of China as well as other countries, including Colombia and the United States, growing into a global pandemic. Since the outbreak began, countries have responded by taking various measures including imposing quarantines and medical screenings, restricting travel, limiting public gatherings and suspending certain activities. In addition, concerns related to COVID-19 have negatively impacted global financial markets and the demand for crude oil and refining products, resulting, among others, in the fall of oil prices, a trend which may continue. There are other broad and continuing concerns related to the potential effects of COVID-19 on international trade (including supply chains and export levels), travel, employee productivity, securities markets, and other economic activities that may have a destabilizing effect on financial markets and economic activity.

On March 17, 2020, the Colombian government declared a State of Economic, Social and Ecological Emergency to contain the dissemination of COVID-19 and mitigate the risks associated with the pandemic. In the exercise of its powers, the Colombian government is entitled to implement extraordinary measures that might affect ongoing business operations. We cannot assure that such measures will not adversely affect our business. Furthermore, in the case of a forced shutdown involving any of the companies comprising the Ecopetrol Group, our contractors, suppliers, customers and other business partners, we may be unable to meet certain of our business obligations for an unknown period of time, which could adversely affect our business, financial condition and results of operations.

See Note 33 to our consolidated financial statements for further information.

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

In recent years, indigenous communities have been claiming their ancestral territories and requesting recognition of their right to be consulted about projects already in operation. We may be exposed to operational restrictions as a result of the opposition of these communities.

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

We have acquired interests in several companies in Colombia and abroad and have most recently entered into a joint venture with Oxy in the U.S. Permian Basin. See the section Business Overview—Our Corporate Structure. Obtaining the expected benefits of the acquisitions will depend, in part, on our ability to (i) obtain the expected results of operations and financial condition from these acquisitions, (ii) manage different sets of assets and operations and integrate distinct corporate cultures, (iii) manage our objectives as a corporate group, and (iv) institute our corporate governance rules as well as other factors beyond our control such as the economic and regulatory environment in countries in which we have made acquisitions as well as all other risks affecting the oil and gas industry. These efforts may not succeed. Our failure to successfully obtain the expected results from our acquisitions could adversely affect our financial condition and results of operations.

In our shale operations in the U.S., the ability to drill and develop different locations is subject to uncertainties such as natural gas and oil prices, drilling and production costs, availability of drilling services and equipment, lease acquisitions and expirations, processing capacity constraints, pipeline transportation bottlenecks, access to and availability of water sourcing and distribution systems, regulatory approvals, among others. We cannot assure if the well locations we have identified will ever be drilled or if we will be able to produce natural gas or oil at the planned levels.

We might be required to provide financial support to our subsidiaries in Colombia or abroad.

Although currently Ecopetrol is not the sponsor and has not provided financing guarantees to any of its subsidiaries, some financial support at any point in time might be needed to assure the long term viability of such subsidiaries when exposed to unexpected conditions or results.

Any situation that could affect the operations of our subsidiaries, or make them financially non-viable, particularly for those that recently entered into operations, such as Bioenergy, may have a negative impact on their profitability as well as on their ability to pay their liabilities, which in turn could adversely affect our financial condition and results of operations.

On March 10, 2020, Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S were admitted to reorganization processes by the Superintendence of Companies of Colombia under Law 1116 of 2006, which will allow them to organize financial, administrative and operational aspects to preserve their sustainability. Those entities are not material subsidiaries and therefore these processes are not expected to have a material adverse effect on our consolidated results of operations and financial condition. Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S. were admitted to this reorganization process mainly due to lower than expected agricultural productivity and a deterioration in market conditions that make their current level of debt unsustainable. By these processes, they will seek to establish agreements with their main creditors as well as liquidity alternatives to maintain their viability.

Ongoing Colombian State control entities investigations regarding our subsidiaries Reficar and Bioenergy could adversely affect us.

Ecopetrol, Bioenergy and Reficar’s employees are generally subject to the control and supervision of the Colombian State control entities. See section Risk Review—Legal Proceedings and Related Matters for additional information.

The investigations concerning Reficar and Bioenergy, as well as other at Ecopetrol, that are described in section Risk Review—Legal Proceedings and Related Matters remain ongoing. While we are cooperating fully with both cases, adverse developments in connection with these investigations, including any expansion of the scope of the investigations, could negatively impact us and could divert the efforts and attention of our management team from our ordinary business operations.

In connection with this investigation or any other investigation carried out by any other authority, there can be no assurance that we will not incur in additional costs and expenses or expose us or our employees to sanctions and lawsuits, any of which could adversely impact our reputation and, in turn, could have adverse effects on our financial condition and results of operations. See section Risk Review—Risk Factors—Legal and Regulatory Risk—We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations.

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

During 2019, our internal cyber security systems identified and contained cyber security attacks such as malware, phishing and denial of service. In total, we had four critical incidents during the year and although we have not experienced any material losses relating to failure of our information technology systems or cyber incidents, there can be no assurance that we will not suffer such losses in the future.

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

Our average energy consumption in 2019 was 7,502 GWh/year, of which 71% was supplied through self-generation, and the remaining 29% through power grid. Our demand is 10% of the total energy demand in Colombia.

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

During 2019, Ecopetrol Group produced approximately 16.5 million barrels of water per day. Taking into account the nature of our reservoirs, the water production levels to be managed by the Company may increase in the future. In order to achieve our oil and gas production goals and to avoid any production restrictions going forward, we will need to secure the required capacity to manage water levels. Factors that may trigger a possible constraint in our crude oil production due to the rising water production levels are: (i) ineffective project management of the required facilities, (ii) the Company’s and its partners’ ability to timely obtain the environmental permits related to water management, (iii) social and community interactions that could affect the development and operation of these projects, and (iv) the availability of capital to execute the required projects.

5.1.2	Risks Related to Colombia’s Political and Regional Environment

This section discusses potential risks related to our extensive operations in Colombia.

The Colombian government could seize or expropriate Ecopetrol’s assets under certain circumstances for fair compensation.

Pursuant to Articles 58 and 59 of the Colombian constitution, the Government can exercise its eminent domain powers in respect of private property assets in the event such action is deemed by the Government to be required in order to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding, or (ii) an administrative expropriation. In all cases we would be entitled to a fair compensation for the expropriated assets. Also, as a general rule, compensation must be paid before the asset is effectively expropriated. However, the compensation may be lower than the price for which the expropriated asset could be sold in a free-market sale or the value of the asset as part of an ongoing business. The aforementioned Article 59 of the Colombian constitution establishes a temporary expropriation for war reasons, which does not require that compensation be paid before expropriation.

Colombia has experienced internal security issues that have had or could have a negative effect on the Colombian economy and on us.

Colombia has experienced internal security issues, primarily due to the activities of guerrillas, paramilitary groups, drug cartels and criminal bands known as Bacrim. From time to time, guerrillas target crude oil and multi-purpose pipelines, including the Oleoducto Transandino, Caño Limón - Coveñas and Oleoducto Bicentenario pipelines, and other related infrastructure disrupting our activities and those of our business partners.

During 2019, the attacks against our pipeline infrastructure decreased by 31.4% in relation to 2018 (105 attacks in 2018 compared with 72 attacks in 2019). Nonetheless, the attacks especially affected the infrastructure located in the Norte de Santander, Arauca and Nariño departments and the Caño Limón - Coveñas and Transandino pipelines. The attacks against oil pipelines located in Putumayo department restarted in 2019 for the first time since 2015, with five attacks. This lead to an increase in deferred production to 660,052 barrels in 2019 from 11,102 barrels in 2018, mainly due to social problems in the area impacted by the third party attacks, principally in the Arauca department.

Guerilla attacks have resulted in unscheduled shutdowns of our transportation systems in order to repair or replace sections of pipelines that have been damaged, with deferral of production in certain fields, as well as caused us to undertake environmental remediation. In respect of the pipeline infrastructure, the direct cost of repairs due to terrorist attacks in 2019 was approximately COP$236,059 million (US$72.03 million, using a COP$3.277,14/1.00 US exchange rate as of December 31, 2019). During the first three months of 2020, there have been 18 attacks against the infrastructure of the Caño Limón Coveñas and Transandino pipelines. Additionally, these attacks have resulted in certain of our customers requesting the early termination of their transport agreements. We are currently disputing such terminations. See Note 22.4 to our consolidated financial statements for further information.

Likewise, the theft of refined products and crude oil, resulting from security issues, may impact our operating and financial results in the future. Theft of refined products increased from approximately 21 bod in 2018 to approximately 37 bod in 2019. Theft of crude oil increased from approximately 1,324 bod in 2018 to approximately 1,808 bod in 2019.

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

On November 30, 2016, the Colombian Congress approved a peace agreement between the Colombian government and the Revolutionary Armed Forces of Colombia, or FARC. Since then, the Colombian government has advanced in the process of gradually integrating many of the FARC members into civilian and political life. In spite of these efforts, in August 2019 some former leaders of this guerilla left the process and announced the resumption of hostilities.

Likewise, the National Liberation Army, or ELN, guerrilla group, has increased its actions against the Colombian security forces and the critical infrastructure of the Nation, which we believe is an attempt to show its presence and influence in some regions and put pressure to resume peace negotiations that were interrupted since January 2019, as a result of the terrorist attacks carried out by the ELN. The Colombian Government maintains that the continuity of the dialogues depends on the cessation of terrorist activities and the release of hostages by this group. It is expected that attacks against critical infrastructure will continue until a new bilateral ceasefire can be agreed upon.

Therefore, it is expected that some guerilla groups, such as the ELN, may continue their illegal and terrorist activities, including attacks on our infrastructure, resulting in a deterioration of Colombia’s national security and our assets, which consequently may negatively impact our operating results.

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

Our operations might be affected by rising climate change and energy transition concerns

Due to worldwide agreements addressing the concern for increased of global temperatures, companies have had to take actions in order to respond and counteract the effects of their operations regarding climate change.

Governments have also created additional legal and regulatory measures, such as increased restrictions of greenhouse gas (also “GHG”) emissions that could prompt more stringent domestic regulations related to climate change, with potential impact on project delays, new costs of production, and future investments and operational plans.

The Colombian government currently imposes a carbon tax on fuel consumption (approximately COP$5/ton of CO2e). The Climate Change Law (1931/18) will mandate the implementation of a national cap and trade system, which could potentially increment the price of carbon. In addition, we see growing pressure from investors towards companies in order to lower carbon footprints and establish a credible energy transition pathway linked to a near net zero carbon scenario, which could in turn increase our costs of operation.

Additionally, our operations could be exposed to climate variability and climate changes, which could potentially materialize in water shortages, floods, fires, storms and hurricanes, rising sea levels, among other natural occurrences, which could potentially lead to a materially adverse effect on our results of operation and financial condition.

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

New tax laws and regulations, and uncertainties in the interpretation with respect to existing and future tax policies pose risks to us. In recent years, the Colombian Congress and tax authorities have imposed and subsequently eliminated additional taxes such as the Income Tax for Equality (CREE) and the wealth tax, and enacted modifications to taxes related to financial transactions, income, value added tax (VAT), and taxes on net worth. In December 2018, pursuant to Law 1943, the Colombian Congress enacted a tax reform (the Financing Law), which became effective as of January 1, 2019 and modified the Colombian income tax regime. This Law 1943 was declared unconstitutional as of January 1, 2020 but continued to have full effect until December 31, 2019. In December 2019, Congress passed Law 2010 called “Ley de Crecimiento Económico” or “Economic Growth Law” which largely maintains the changes of the previous tax reform along with some changes to tax legislation.

For a description of taxes affecting our results of operations and financial condition in 2019, see section Financial Review — Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on Our Results — Taxes. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities and tax courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

Until 2016, for Colombian income tax purposes, dividends that were distributed from profits taxed at the corporate level were not taxed or subject to withholding tax at the shareholder level. However, beginning in 2017, dividends paid to non-resident shareholders are subject to a withholding tax. Until 2018, the withholding tax rates applicable to dividends paid to non-resident shareholders were: (i) a 5% dividend tax on dividends distributed from profits taxed at the corporate level, with certain exceptions; and (ii) a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level plus an additional 5% dividend tax after applying the initial 35% withholding tax rate. As per Law 2010, the withholding tax rates applicable to dividends paid to non-resident shareholders are: (i) a 10% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) dividends paid out of untaxed profits at the corporate level are subject to an equalization tax (statutory 32% rate for 2020, 31% for 2021 and 30% as of 2022) and, the remainder, to a 10% dividend tax (i.e., 38.8% in 2020). Tax treaty rules might also apply on dividend distributions when a shareholder is a resident in a country that has executed a tax treaty with Colombia and reduce or eliminate the applicable taxes if the applicable requirements are met.

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

We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties. The Colombian Congress has modified the royalty program for crude oil and natural gas production several times in the last 20 years, as it has modified the regime regulating new contracts entered into with the Government. In the future, the Colombian Congress may once again amend royalty payment levels and such changes could have an adverse effect on our future exploration and production in Colombia. See section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Royalties for a description of the current royalty scheme.

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

We are also subject to control and monitoring by the regional autonomous corporations (CAR), which are regional environmental authorities that grant permits for the use and exploitation of natural resources in areas or fields that have an Environmental Management Plan (PMA as per its Spanish acronym), in the same way they establish compensation measures for the use of these resources and perform monitoring, control and impose sanctions as result of investigations.

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

Some of the companies in the business group perform exploratory activities outside of Colombian territory. As such, those companies are subject to foreign environmental regulations for the exploratory activities conducted by the business group outside of Colombia. Failure to comply with foreign environmental regulations may result in investigations by foreign regulators, which could lead to fines, warnings or temporary suspensions of our operations, which could have a negative impact in the consolidated financial statements and results of operations of the group.

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

We are currently a party to several legal proceedings filed against us. We are also subject to labor-related lawsuits filed by current and former employees in connection with pension plans and retirement benefits. As of December 31, 2019, Ecopetrol S.A. was a party to 4,988 legal proceedings relating to civil, criminal, administrative, environmental, tax, labor claims, of which 3,445 were filed against us in the Colombian courts and arbitration tribunals and of which 266 had an accrual provision. We allocate substantial amounts of money and time to defend against these claims, in which the claimants often seek substantial sums of money as well as other remedies. See Note 21 to our consolidated financial statements and see section Risk Review—Legal Proceedings and Related Matters. In addition, in accordance with Colombian law, we and our employees are subject to surveillance and investigations by certain administrative control entities in Colombia, which are intended to determine whether public funds have been misused, mismanaged or misappropriated or whether they have been used in compliance with applicable law. Such investigations may divert the attention of management and subject the Company to reputational risk and increase difficulties in retaining talent. See section Risk Review—Legal Proceedings and Related Matters.

5.1.4	Risks Related to Our ADSs

This section discusses potential risks associated with an investment in our American Depository Shares (as opposed to our common shares) by investors outside Colombia.

Holders of our ADSs may encounter difficulties in protecting their interests.

Holders of our ADSs do not have the same voting rights as holders of our common shares. As set forth in the amended and restated deposit agreement, dated December 29, 2017, among Ecopetrol S.A., JP Morgan Chase Bank, N.A., as depositary (the Depositary), and all holders from time to time of our American Depositary Receipts (as amended and restated, the Deposit Agreement), holders of our ADSs may instruct the Depositary, to vote on shareholder matters prior to a shareholders’ meeting.

Colombian law is not clear about the need to request proxies from existing shareholders. Thus, holders of our ADSs may not become aware of some matters in time to instruct the Depositary to vote their shares.

The Deposit Agreement provides holders of our ADSs with the right to instruct the Depositary to vote common shares separately. However, holders of our ADRs should be aware that in Colombia, it is uncertain whether a depositary must vote all common shares of a Colombian corporation in an American Depositary Receipt, or ADR, program in the same manner as a single block or may vote them separately. Accordingly, if either the custodian or the Depositary are not able to vote the common shares (including the right to receive common shares in the form of ADRs) deposited under the Deposit Agreement and any other securities, cash or property from time to time held by the Depositary in respect or in lieu of deposited common shares (the Deposited Securities) separately, all such Deposited Securities shall be voted based on the majority vote of the voting instructions timely received from holders of ADRs. In the case of such single block voting, all holders of ADRs, including holders of ADRs for which no voting instructions are timely received and holders of ADRs with voting instructions contrary to the voting instructions of a majority of the Deposited Securities timely received, should be aware that the Deposited Securities shall all be voted as a single block and that the voting instructions of such holders of ADRs will be deemed given in the manner stated above.

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

Investors acquiring our ADRs are not required to register with the Colombian Central Bank directly, as they will benefit from the registration to be obtained by the custodian for our common shares underlying the ADRs in Colombia. If foreign investors in ADRs choose to surrender their ADRs and withdraw common shares, they must register their investment with the Colombian Central Bank in the common shares as a portfolio investment through their local representative, which may be a brokerage firm, trust company or investment management companies supervised by the Superintendence of Finance. Foreign investors will only be allowed to transfer dividends abroad after their foreign investment registration procedure with the Colombian Central Bank has been completed. Investors withdrawing common shares could incur expenses and/or suffer delays in the application process. The failure of an investor to report or register foreign exchange transactions with the Colombian Central Bank on a timely basis may prevent the investor from remitting dividends abroad or result in the initiation of an investigation and in the imposition of fines.

Colombian residents who acquire ADRs and either receive profits from this investment, surrender their ADRs or liquidate their investment in ADRs, must register their investment by means of the procedures set forth in section 7.4.1 of the External Regulation of the Circular DCIN-83 of the Colombian Central Bank.

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

We are a mixed economy company organized under the laws of Colombia. In addition, most of the members of our Board of Directors (Directors) and executive officers reside outside the United States. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons or to enforce judgments against us or them in U.S. courts obtained in such courts predicated upon the civil liability provisions of the U.S. federal securities laws. Colombian courts determine whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known as exequatur. For a description of these limitations, see section Shareholder Information—Enforcement of Civil Liabilities.

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

The Colombian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than other securities markets in the United States. As of December 31, 2019, the Colombian Stock Exchange (BVC) had a market capitalization of approximately COP$436,786 billion (US$133.28 billion using the closing rate for 2019), a 29% increase when compared with the amount at the end of 2018, a daily average trading volume of approximately COP$142,796 million (US$43.50 million, using the average exchange rate for 2019), a 3% decrease when compared with the volume in 2018. By comparison, the New York Stock Exchange (the NYSE) had a market capitalization of US$30.9 trillion as of December 31, 2019, and a daily trading volume of approximately US$135.8 billion in 2019.

As of December 31, 2019, our shares represented the highest market capitalization of the BVC accounting for 14.70% of the total COLCAP index, which reflects the price volatility of the 20 most-liquid stocks.

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

We are subject to the reporting requirements set by Law 964 of 2005, the Superintendence of Finance and the BVC - (Colombian Stock Exchange). The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. issuer and, as a result, you may receive less interim information about us than you would receive from a U.S. issuer.

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

Our controlling shareholder may propose and approve dividend proposals at the ordinary General Shareholders Assembly, notwithstanding the interest of certain minority shareholders, in an amount that results in us having to reduce our capital expenditures or increase our debt levels, thereby negatively affecting our prospects, results of operations and financial condition. See the section Shareholder Information—Dividend Policy.

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

Under the leadership of the Vice-Presidency of Compliance, Ecopetrol S.A. consolidated its internal control systems into a unified system that integrates the best practices called for by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013), Sarbanes–Oxley Act (SOX), governance and management of enterprise IT (COBIT), Enterprise Risk Management (COSO 2017) and our ethics and compliance rules, with the aim of establishing an integrated management system for all control components, thereby allowing us to strengthen all of our control system.

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

i.	Enterprise Risks: Are those risks that are directly associated with the business strategy plan of the Company and are systematically monitored by the Management Committee. The management of those risks is led by the person accountable for the process and each risk has a defined treatment plan and monitoring indicators.

ii.	Processes Risks: Are those risks that tend to identify potential failures in the activities related to our core and support business processes that drive us to achieve our objectives. At this level, our processes have identified risks with their respective mitigation methods, including financial and non-financial controls, treatment plans and/or monitoring indicators.

Our risk management approach is based on the risk management cycle, consisting in five main stages: planning, identifying, evaluating, treatment and monitoring risks, as well as communication across all stages. This cycle is supported in three pillars of risk management: culture, organizational structure and normative and management tools.

Three of our most important tools within the risk management component are:

i.	Risk Assessment Methodology: In order to properly prioritize mitigation, treatment and monitoring efforts of risk management at the process level, a standardized methodology was established to assess inherent and residual risk levels. The risk level (Very High, High, Medium, Low or None) is obtained from the combination of the consequences (impacts) and the probability of occurrence of those consequences. According with the level of risk, action plans for management and mitigation are defined.

ii.	Mitigation Plans: Each year, by performing the stages of the risk management cycle, we define and implement mitigation plans in order to reduce the levels of exposure to risk through mitigation or elimination of some of its causes. Metrics and goals must be defined during the development of each plan to ensure its effectiveness and to prioritize our efforts on those with the greatest impacts.

iii.	Monitoring Indicators: As part of the monitoring stage of the risk management cycle, Ecopetrol has implemented Key Risk Indicators (KRIs) which are metrics used to provide early signals of increasing risk exposures. These signals constitute information for preventative decision making in order to avoid risk materialization.

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

During 2019, Ecopetrol S.A., as a NOC (National Oil Company), provided updates to the Cyber Defense Command Unit (an entity under the control of the Colombian Ministry of Defense) the inventory of its critical cybernetic infrastructure that was included in the classified catalogue of national critical cybernetic infrastructure.

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

While there were cyber-attacks during 2019, there were no material effects on processes, equipment, products, services, relationships with customers or suppliers, competitive conditions or critical information. Ecopetrol S.A. does not have any current proceedings that relate to cybersecurity issues.

Furthermore, during 2019, the internal audit department conducted an audit on cybersecurity processes following up on our prior enhancement plans. As a result of this audit, the action plan was updated to be implemented in 2020. The primary goal of the plan is to reinforce our cybersecurity strategy and refine certain technical components of our cybersecurity program.

Ecopetrol updated its cybersecurity risk profile and its cybersecurity strategy defining the management’s scope, which now covers information technologies and the companies of the Ecopetrol Group. The Cybersecurity unit is part of the Digital Vice-presidency, reporting to senior management.

Ecopetrol used the ONG-C2M2 (Oil & Gas - Cybersecurity Capability Maturity Model) as a framework to manage its cybersecurity maturity and to establish its Cybersecurity Program. Ecopetrol also recently updated its cybersecurity policies and cyber incidents response procedure which was tested in three wargames exercises.

5.2.3	Managing Financial Risk

We are exposed to certain risks associated with the nature of our operations and the financial instruments we use. Among the risks that affect our financial assets, liabilities and expected future cash flows are changes in commodity prices, currency exchange rates, interest rates and the credit quality of our counterparties.

Commodity price risk is associated with our day-to-day operations as we export and import crude oil, natural gas and refined products. We occasionally use hedges to partially protect our financial results from price fluctuations taking into account that part of our financial exposure under purchase contracts for crude oil and refined products depends on international oil prices. We believe that the risk of such exposure is partially naturally hedged since we are an integrated group (with operations in the upstream, midstream and downstream segments) and either export crude oil at international market prices or sell refined products at prices that are correlated to international market prices. During the second half of 2019, Ecopetrol S.A. executed hedging operations due to its exposure to pricing indices different from the commercialization benchmark and different pricing periods between the buying and the selling of physical barrels. We do not use derivative financial instruments for speculative or profit-generating purposes.

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

As of December 31, 2019 our U.S. dollar-denominated total debt principal was US$9.9 billion, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, a principal US$9.4 billion relate to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s subsidiaries have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

Taking previous considerations into account, Ecopetrol seeks to identify and manage currency risk in a comprehensive manner, using an integrated analysis of natural hedges in order to benefit from the correlation between incomes or investments in a foreign operation and debt denominated in foreign currency. In addition, the risk management strategy of the Company may involve the use of financial derivative instruments, and non-derivative financial instruments. As a part of its risk management strategy, using the natural hedge between exports and dollar-denominated debt, on October 1, 2015, US$5.4 billion of Ecopetrol S.A.’s debt in U.S. dollars was designated as hedge instrument of its future export sales for the period 2015 – 2023. On June 8, 2016, Ecopetrol continued its hedge accounting strategy, using the natural hedge between some of its foreign investments and its dollar-denominated debt in an amount of US$5.2 billion. Likewise, on November 12, Ecopetrol hedged a new portion of the dollar-denominated debt against its new investment in the U.S. Permian Basin in an amount of US$0.93 billion. As of December 31, 2019, the outstanding value of the natural accounting hedges was US$7.3billion. The remaining portion of our dollar-denominated debt, as well as the financial assets and liabilities denominated in foreign currency continue to be exposed to the fluctuation of the exchange rate, which means that an appreciation of the Colombian peso against the U.S. dollar could generate a loss if companies whose functional currency is the Colombian peso have an active net position in U.S. dollars or a gain if they have a net liability position in U.S. dollars. Conversely, a depreciation of the Colombian peso against the U.S. dollar could generate a gain if companies whose functional currency is the Colombian peso have a net active position in U.S. dollars or a loss if they have a net liability position in U.S. dollars. Finally, the Company maintains enough cash in Colombian pesos and U.S. dollars to meet its expenses in each currency (see Note 4.1.5 to our financial statements for further explanation of our accounting policy and Note 29.1 for details of the hedge accounting adopted). With the adoption of hedge accounting, the effect of volatility of foreign exchange rate on the effective hedged portion of the debt is recognized directly in equity, as part of other comprehensive income. Our hedge management strategy is completely focused on our accounting, reason why the ultimate effect will only be determined when the hedge operations come to an end. Nevertheless, it is important to bear in mind that for Ecopetrol S.A.’s cash flow, the effect of the Colombian peso appreciation against the U.S. dollar is positive given the fact that we habitually convert our income in foreign currency to Colombian pesos.

Interest rate risk arises from our exposure to changes in interest rates mainly as a result of the issuances of floating rate debt linked to LIBOR, DTF, CPI and IBR (with a participation of 4.2%, 4.2%, 4.9% and 0.9%, respectively, of the nominal debt balance as of December 31, 2019). Thus, volatility in interest rates may affect the fair value of and cash flows related to our investments and floating rate debt. In 2019, our analysis of credit risk events and global financial markets drove us to decide not to hedge interest rate risk. Nevertheless, our capital markets office continuously monitors the performance of interest rates and the effect of interest rates on our financial statements.

The trust funds linked to Ecopetrol S.A.’s pension obligations (PAP) are also exposed to changes in interest rates, as they include fixed- and floating-rate instruments that are mark to market. This exposure is continuously monitored by our treasury office given the potential impact volatility may have on our financial results. The treasury office’s information is gathered from reports provided by the asset managers. These reports refer to regulatory limits as well as market, credit and liquidity risks. The investment guidelines with respect to the PAPs are issued by the Colombian regulation for pension funds, as stipulated in the Decree 1833 of 2016 and Decree 1913 of 2018, where it is indicated that they have to follow the same regime as the regular obligatory pension funds in their moderate (i.e., neither conservative nor aggressive) portfolio. For further information regarding the trust funds linked to the pension obligations of the company, see Note 21.2 Plan assets to our consolidated financial statements.

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

Hedging guidelines for Ecopetrol S.A. and its subsidiaries

Ecopetrol S.A.’s management established new guidelines for hedging strategies for Ecopetrol S.A. and its subsidiaries. These guidelines allow us to use financial instruments in order to mitigate the impacts in Ecopetrol’s financial statements as a result of the fluctuation of risk factors, such as commodity prices, exchange rate, interest rate and others.

These guidelines determine general principles governing hedging operations, corporate governance, the process for implementing operations which includes the identification of risk exposition as an integrated group, the identification and design of the financial structures, and execution and monitoring, among others.

The guidelines also include a list of allowable financial assets, such as forwards, futures, options and swaps and describe the differences between strategic and tactical hedging, where the former focus on protecting our financial results from market volatility and the latter is mainly designed to hedge the market risk of specific trading in physical markets.

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

Both the Ecopetrol S.A. U.S. Dollar portfolio and the Colombian Peso portfolio may be invested in fixed income securities issued by entities with a rating equal to or greater than Ecopetrol S.A’s credit risk rating, but which at all times must be a minimum of investment grade as rated by any of the internationally recognized rating agencies (Standard & Poor’s Moody’s, and Fitch Ratings).

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

As of December 31, 2019, Ecopetrol S.A. was a party to 4,988 legal proceedings relating to civil, criminal, administrative, environmental, tax and labor claims, of which 3,445 were filed against us in the Colombian courts and arbitration tribunals, of which 266 had an accrual provision. We allocate sufficient amounts of money and time to defend these claims. Historically, we have been successful in defending lawsuits filed against us. Other than the environmental administrative proceedings described in the last paragraph of this section, based on the advice of our legal advisors, it is reasonable to assume that the litigation procedures brought against us will not materially affect our financial position or solvency regardless of the outcome. See Note 22 to our consolidated financial statements included in this annual report for a discussion of our legal proceedings.

Caño Limón – Coveñas Crude Oil Pipeline Spill

On December 11, 2011, the Caño Limón - Coveñas oil pipeline ruptured and caused the spill of approximately 3,267 barrels of crude oil into the Iscala creek, which connects with the Pamplonita River that provides water to the city of Cúcuta. The incident did not cause any fatalities or injuries.

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

Ecopetrol and national and local authorities convened to develop a project consisting of an alternative to the water supply intake of the aqueduct in Cúcuta, The Company’s Board of Directors in December 2011 approved the participation of Ecopetrol in the project as part of the strengthening of its contingency plans and its relationship with its stakeholders. On November 10, 2017, the relevant parties entered into an agreement with the purpose of building the alternative water supply at a cost of approximately COP$385 billion. According to the agreement Ecopetrol will be in charge of the construction of the above mentioned infrastructure. As of the date of this annual report, Ecopetrol has awarded one construction contract. For the initial segment of the project and a second construction contract for a subsequent segment is soon to be awarded. The corresponding auditing contract has also been awarded.

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

As of the date of this annual report, the claims have decreased to COP$7.3 trillion, as a result of the reconsideration of the amount initially requested and the inclusion of new claimants in the process.

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

After the DOJ unsealed its charges on January 6, 2014, Ecopetrol filed a complaint the same month, jointly with the Transparency Secretariat of the Presidency of the Republic, to Colombia’s Attorney General’s office requesting the investigation of individuals who may have been involved in the wrongdoing related to the Mansarovar contract. Colombian authorities initiated a proceeding related to PetroTiger, and on March 11, 2015, arrested four current Ecopetrol employees and two former Ecopetrol employees related to their investigation of the Mansarovar project and five other contracts involving PetroTiger and Ecopetrol. To date, four investigations of the control entities continue in course. During 2017 and 2018 to date, Colombian authorities have resolved an appeal confirming the conviction of a former Ecopetrol employee and another person involved in the case but not linked with Ecopetrol. Likewise, two other appeals are in progress, one of them submitted by Ecopetrol and the Prosecutor’s Office in a case in which a former Ecopetrol employee was acquitted, and the other submitted by the defense attorney of a former Ecopetrol employee in a case in which the employee pleaded guilty.

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

Salgar-Cartago Multi-purpose Pipeline Spill

On December 23, 2011 our Salgar-Cartago pipeline ruptured. Internal and external experts believe this incident occurred as a result of creep movement of soil caused by severe weather conditions, causing the soil surrounding the pipeline to exert strong pressure on the pipeline and rupture it. As of the date of this annual report, there are six lawsuits related to this incident with possible damages of approximately COP$7.47 billion.

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

Foncoeco

On March 18 2019, Ecopetrol received judicial notice of a lawsuit filed by workers and former workers seeking if between 1997 and 2017 the company allocated part of its profits for the wellbeing of their workers. The plaintiffs considered that they had the right to receive those profits up to COP $ 3,157,461,510,000. This lawsuit is similar the one that was ruled on behalf of Ecopetrol in 2011.

Environmental Administrative Proceedings

As of December 2019, Ecopetrol S.A. was party to 243 environmental administrative proceedings, of which 218 were initiated before 2019, and 25 during 2019. It is not possible for us to determine whether the pending proceedings could have a material effect on Ecopetrol. During 2019, nine proceedings were concluded, in four of them we were subject to monetary fines through resolution 200.36-19.0649 of 2019, resolution 199, September 20, 2019, resolution DGL 0366 May 20, 2019 and resolution DGL 0534, August 2, 2019 in the aggregate amount of COP$2 billion.

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

The following are the most significant investigations and proceedings carried out by the aforementioned state entities:

1.	The Office of the Comptroller General’s investigations and proceedings

1.1	Because of the modifications of the schedule and budget related to Reficar’s expansion and modernization project (the Project), the Office of the Comptroller General initiated a special audit investigation of the Project in 2016 and delivered a final report to Reficar on December 5, 2016. The report detailed 36 findings most of which were related to increased costs compared to budget for services, labor and materials. As required, on January 18, 2017, Reficar submitted an action plan addressing the 36 findings in the following areas: (i) contract management, (ii) supervision of engineering standards contracted with third parties, and (iii) documentation of the control, reporting and monitoring mechanisms of subcontracts.

1.2	As a result of the findings described above, on March 10, 2017, the Office of the Comptroller General opened actions for financial responsibility (proceso de responsabilidad fiscal) against 36 individuals and the six companies involved in the Project, including former members of Ecopetrol’s Board of Directors, former members of Reficar’s Board of Directors, former employees of Ecopetrol, and former employees of Reficar, as well as Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc.

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

Regarding the first proceeding, on June 5, 2018, the Office of the Comptroller General issued charges for financial responsibility (proceso de responsabilidad fiscal) against (i) 15 individuals, which include former members of Reficar’s Board of Directors, a current employee of Ecopetrol, and former employees of Reficar, as well as against (ii) Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc, and the following insurance companies, Compañía Aseguradora de Fianzas S.A, Coaseguro Confianza S.A. ,Liberty Seguros S.A., CHUBB de Colombia Compañía de Seguros S.A., Seguros Colpatria S.A. and Mapfre Seguros Generales de Colombia S.A., as third parties with joint liability.

As for the other 21 individuals initially investigated in 2017, the Office of the Comptroller General closed the investigations. Therefore, as of the date of this annual report, no current or former member of Ecopetrol’s Board of Directors was charged in the first proceeding related to the increase in the Project’s budget.

As of the date of this annual report, no charges have been issued in the second proceeding related to the modifications in the Project’s schedule.

While the content and status of the proceedings remains confidential, we can report that Reficar and several of its employees have cooperated with and provided the information required by the department of the Office of the Comptroller General in charge of leading the proceedings.

As of the date of this annual report, both Ecopetrol and Reficar have no liability under these proceedings.

1.3	In January 2017, the Office of the Comptroller General initiated a special audit in Reficar and delivered a final report to Reficar on July 12, 2017. In this report the Office of the Comptroller General concluded that, in their opinion, Reficar’s 2016 Financial Statements do not reasonably represent, in all important aspects, the entity’s financial position as of December 31, 2016.

On February 2, 2018, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives decided, through Resolution No. 2713 on December 3, 2017, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2016 fiscal year, since the 2016 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 2713, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

1.4	In December 2017, the Office of the Comptroller General initiated a special audit in Reficar and submitted a final report to Reficar on May 18, 2018. In this report the Office of the Comptroller General concluded that, in their opinion, Reficar’s 2017 Financial Statements do not reasonably represent, in all important aspects, the entity’s financial position as of December 31, 2017.

On February 6, 2019, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives decided, through Resolution No. 3135 on December 18, 2018, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2017 fiscal year, since the 2017 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 3135, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

1.5	On January 2019, the Office of the Comptroller General initiated a financial audit in Reficar and delivered a final report to Reficar on May 20, 2019.

On November 26, 2019, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives had decided, through Resolution No. 2898, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2018 fiscal year, since the 2018 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 2898, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

1.6	On January 2020, the Office of the Comptroller General initiated a financial audit in Reficar. The final report is expected to be delivered to Reficar in May 2020.

In respect of the special audits mentioned in sections 1.3, 1.4, 1.5 and 1.6 above, as of the date of this annual report, Reficar has no knowledge of any procedural actions carried out by any of the Colombian control entities regarding the disciplinary, fiscal and/or criminal investigations ordered by Resolution No. 2713, Resolution No. 3135 or Resolution No. 2898.

Reficar’s external auditors issued an unqualified opinion on Reficar’s financial position as of December 31, 2016, 2017, 2018 and 2019. As of the date of this annual report, such auditors have not informed Reficar that there has been any change to their opinion.

As of the date of this annual report, to the best of Ecopetrol’s knowledge, the financial statements continue to fairly represent the financial and operational condition of the Company in all material aspects and its internal controls remain effective.

As of the date of this annual report, the current Boards of Directors of Ecopetrol and Reficar are not part of the Comptroller General proceedings.

2.	The Attorney General’s Office investigations:

Reficar has been officially informed that the Attorney General’s Office currently has four ongoing investigations related to the Project.

Regarding one of these four investigations, on September 12, 2017, the Attorney General’s Office issued a list of charges against certain former members of Reficar’s Board of Directors, as well as certain former officers of Reficar. The charges were related to the failure to fulfill some of their duties as administrators and/or for acting “ultra vires” in the exercise of their functions against: (i) Javier Genaro Gutiérrez (Ecopetrol CEO, 2007-2015); (ii) Felipe Laverde (Reficar General Counsel, 2009-March 2017); (iii) Pedro Rosales (Ecopetrol Downstream Executive Vice President, 2008-2015); (iv) Diana Constanza Calixto (Ecopetrol Head of the Corporate Finance Unit, 2009-2014), (v) Orlando José Cabrales (Reficar CEO, 2009-2012) and (vi) Reyes Reinoso Yanes (Reficar CEO, 2012-2016). The Attorney General’s Office closed the case against the rest of the members of Reficar’s Board of Directors and the rest of the former officers of Reficar.

On January 17, 2020 the Attorney General’s Office issued its judgment against Reyes Reinoso Yanes for acting “ultra vires” in the exercise of his functions promoting a special billing procedure without the due diligence required to protect Reficar’s resources. As for the other four individuals initially investigated, they were acquitted of the charges.

The specific content and status of the remaining three ongoing investigations remains confidential.

As of the date of this annual report, the current Boards of Directors of Ecopetrol and Reficar are not part of the Attorney General’s Office proceedings.

3.	The Prosecutor’s Office investigations:

The Prosecutor’s Office has been conducting the following legal proceedings:

3.1	Between July 25 and August 2, 2017, the Prosecutor’s Office indicted the following individuals with charges, the majority of which are related to offenses against the public administration and illegal interest in the execution of agreements: (i) Orlando José Cabrales Martínez (Reficar CEO, 2009-2012); (ii) Reyes Reinoso Yanes (Reficar CEO, 2012-2016); (iii) Felipe Laverde Concha (Reficar General Counsel, 2009-March 2017); (iv) Pedro Alfonso Rosales Navarro (Ecopetrol Downstream Executive Vice President, 2008-2015); (v) Masoud Deidehban (CBI Executive Project Director); (vi) Phillip Asherman (CBI CEO) and (vii) Carlos Lloreda (Reficar’s statutory auditor from 2013-2015.) The arraignment hearing began on May 30, 2018, and concluded on August 22, 2018.

The Prosecutor’s Office has already made public the factual basis for such charges, which is based on the theory that: (i) executing a cost reimbursable engineering, procurement and construction contract (EPC) and not a lump sum agreement favored CBI interests, and (ii) executing special invoicing procedures (MOA –Memorandum of Agreement and PIP –Project Invoicing Procedure) with CBI allowed the payments of unreasonable amounts not duly verified by the Joint Venture Foster Wheeler USA Corporation and Process Consultant Inc (FPJVC). The defense attorneys have not yet had an opportunity to present their case against such facts in a court of law.

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

3.2	On October 22 and 23, 2018, the Prosecutor’s Office indicted the following individuals with charges related to improper management and obtaining false public documents: Javier Genaro Gutiérrez Pemberthy (Ecopetrol CEO, 2007-2015), Reyes Reinoso Yánez (Reficar CEO, 2012-2016), Pedro Alfonso Rosales Navarro (Ecopetrol Downstream Executive Vice President, 2008-2015), and Diana Constanza Calixto Hernández (Ecopetrol Head of the Corporate Finance Unit, 2009-2014). The arraignment hearing took place on August 5, 2019.

The Prosecutor’s Office made public the factual basis of the charges, which is based on the theory that the indicted directors hid necessary information from Ecopetrol’s Board of Directors before the approval of amendment No. 3 of the EPC contract. The defense attorneys have not yet had an opportunity to present their case against such facts in a court of law.

On January 27, 2020, during the indictment hearing, Ecopetrol and Reficar were recognized as victims.

3.3	On March 18, 2019, the Prosecutor’s Office indicted the following individuals with charges related to entering into agreements without compliance with legal requirements: Orlando José Cabrales Martínez (Reficar CEO, 2009-2012) and Felipe Castilla (Reficar CEO, 2009). The arraignment hearing took place on January 27, 2020.

The Prosecutor’s Office has already made public the factual basis of the charges, which is based on the theory that hiring FPJVC as the PMC of the project through a sole source process violated the objective selection principle.

Ecopetrol and Reficar have cooperated closely and extensively with the control entities in furthering their investigations and will continue to monitor the status and development of these investigations.

As of the date of this annual report, the current Boards of Directors of Ecopetrol and Reficar and their employees are not part of the Prosecutor’s Office proceedings. None of the legal proceedings described in this paragraph are related with bribery charges.

As of the date of this annual report, Ecopetrol and Reficar have no knowledge of any legal proceeding in the United States regarding the project.

4.	Arbitration Tribunal

On March 8, 2016, Reficar filed a Request for Arbitration before the International Chamber of Commerce (the “ICC”), against Chicago Bridge & Iron Company N.V., CB&I (UK) Limited, and CBI Colombiana S.A. (jointly “CB&I”) concerning a dispute related to the Engineering, Procurement, and Construction Agreements entered into by and between Reficar and CB&I for the expansion of the Cartagena Refinery in Cartagena, Colombia. Reficar is the Claimant in the ICC arbitration and seeks no less than US$2 billion in damages plus lost profits.

On May 25, 2016, CB&I filed its Answer to the Request for Arbitration and Counterclaim for approximately US$106 million and COP$324,052 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I. On April 28, 2017, CB&I submitted its Statement of Counterclaim increasing its claims to approximately US$116 million and COP$387,558 million. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately US$129 million and COP$432,303 million (including in each case interest), and also filed its Exhaustive Statement of Defense to Reficar’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, US$139 million for provisionally paid invoices under the Memorandum of Agreement(“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

On June 28, 2019, CB&I submitted its Reply to the Non-Exhaustive Statement of Defence to Counterclaim increasing its claims to approximately US$137 million and COP$503,241 million (including in each case interest, respectively). On this same date, Reficar filed its Reply to CB&I’s Non-Exhaustive Statement of Defense and its Exhaustive Statement of Defense to CB&I’s counterclaim, updating its claim for provisionally paid invoices under the MOA and PIP Agreements and the EPC Contract to approximately US$137 million.

In January 2020, McDermott International Inc., CB&I’s parent company, filed for bankruptcy and announced that it would initiate a reorganization plan pursuant to Chapter 11 of the United States Bankruptcy Law. In response to this situation, Reficar has implemented actions to protect its interests and is advised by a group of experts with whom it will continue to analyze other available measures under these new circumstances.

The oral hearing was scheduled to begin in April 2020, but the arbitration was stayed, as described below. After the hearing, the Tribunal will analyze the parties’ arguments to render its final decision on Reficar’s and CB&I’s claims. Until the Tribunal renders its final decision, the outcome of this arbitration is unknown.

On January 21, 2020, Comet II B.V., the successor in interest to Chicago Bridge & Iron Company N.V., commenced a bankruptcy case under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. Upon the bankruptcy filing, an automatic stay of the commencement or continuation of any action or proceeding, or the enforcement of any judgment or award, against Comet II B.V. became effective, staying the arbitration against Comet II B.V. On January 23, 2020, Comet II B.V. obtained an order from the Bankruptcy Court permitting it to, in its discretion, modify the automatic stay to permit it to proceed with litigation or other contested matters. On March 14, 2020, the Bankruptcy Court entered an order confirming a plan of reorganization, and the order provides for the stay against the arbitration to end upon the earlier of the effective date of the plan and August 30, 2020.

In respect of the arbitration involving Reficar, the confirmation order provides that the proper forum for adjudication of the merits of the arbitration is the International Chamber of Commerce tribunal, the arbitration claims will not be subject to estimation in the Bankruptcy Court, and the stay will not be violated if the parties discuss logistical items with the International Chamber of Commerce tribunal or each other. The order reserves all rights and arguments of the parties related to the arbitration schedule, hearing location, and arbitration logistics and also recognizes that, without waiving any arguments, including but not limited to the Debtors’ objections to alternative hearing locations and long gap(s) between hearing dates, lifting the stay on August 30, 2020 provides sufficient time to commence hearings on or after December 7, 2020.

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

Moreover, the Office of the Comptroller General initiated a financial audit of Bioenergy’s financial statements for the year ended December 31, 2018. On May 21, 2019, the Comptroller General issued its financial audit final report with six findings related to: (i) plots of land pending to legalize, (ii) ethanol imports and (iii) the leasing agreement of the Casa Roja plot of Land. On December 31, 2019, Bioenergy completed four of the activities set forth in the remediation plan. Completion of the two remaining items are pending but expected to be completed within the allotted time period.

Finally, in 2019 the Office of the Comptroller General initiated and ended a compliance audit of Bioenergy S.A.S for the period starting July 1, 2017 to May 31, 2019. The Comptroller General issued its compliance audit final report with seven findings related to: (i) agricultural lands productivity, (ii) incomes and expenses from rental payments of subleased agricultural lands, (iii) Balanced scorecard results for 2017-2018, (iv) update of laboratory procedures, (v) transport contract number 0029-17 settlement, (vi) document handling and (vii) Campo Victoria plot of Land. Bioenergy filed the remediation plan on February 25, 2020.

6.	Shareholder Information

6.1	Shareholders’ General Assembly

Our Shareholders’ General Assembly was held on March 27, 2020 and the following matters were approved:

•	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of 180 Colombian pesos (COP$180), is as follows: a first payment of 100% of the dividend to minority shareholders and 14% of the dividend to the majority shareholder, to be made on April 23, 2020, and the payment of the remaining 86% of the dividend to the majority shareholder to be disbursed during the second half of 2020.

•	The occasional reserve of COP$4,557,074 million in order to support the financial sustainability and flexibility of the Company in the development of its strategy.

•	Amendment of our bylaws. For further information please see the section Corporate Governance—Bylaws.

6.2	Dividend Policy

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

On March 27, 2020, our shareholders at the ordinary General Shareholders’ Assembly approved an ordinary dividend of 56% of our net income for the fiscal year ended December 31, 2019. At the Extraordinary General Shareholders’ Meeting held on December 16, 2019, the Company’s Shareholders approved the following: i) the change in the destination of the Company's occasional reserve that had been constituted in the General Shareholders’ Meeting held on March 29, 2019 and ii) its subsequent distribution as an extraordinary dividend of 89 Colombian pesos (COP$89) per share.

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

On August 2010, our ADSs began trading on the Toronto Stock Exchange (TSX) under the symbol “ECP.” On February 17, 2016, we announced the application for voluntary delisting from the Toronto Stock Exchange following the Board of Directors’ decision to delist from the TSX. The decision was based on the Board of Director’s assessment of the limited trading activity of our ADRs in Canada, a liquid market for our ADRs on the NYSE and for our ordinary shares on the local Colombian Stock Exchange (Bolsa de Valores de Colombia), among other factors. The time and administrative efforts associated with maintaining the listing of the ADRs on the TSX were also taken into account. On March 2, 2016, our ADR’s were officially delisted from the TSX. On December 7, 2017, we applied to the Alberta Securities Commission and the Ontario Securities Commission to cease our reporting requirements, due to our delisting process. On September 4, 2018, we announced that effective August 29, 2018, we had ceased to be a reporting issuer in each of the provinces of Alberta and Ontario and hence were no longer a reporting issuer in any jurisdiction in Canada. Accordingly, Ecopetrol no longer has any disclosure obligations in Canada. The ADRs have continued to trade on the NYSE and the ordinary shares have continued to trade in the Colombian stock market. Therefore, the Company continues to be subject to United States, as well as Colombian, reporting and corporate governance obligations.

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

Under Colombian legislation, if a transfer of shares has a value equivalent to or higher than 66,000 UVR (the UVR was COP$270.7132 as of December 31, 2019) it must be made through the BVC if the shares are registered with the BVC. Otherwise, shareholders can freely negotiate a transfer of shares.

Nevertheless, pursuant to Decree 2555 of 2010 Article 6.15.1.1.2 the following transfers are not required to be performed through the BVC:

•	Transfers between shareholders who are considered to be the same beneficial owner;

•	Transfer of shares owned by financial institutions, under supervision of the Superintendence of Finance, that are in a liquidation process;

•	Repurchases of shares by the issuer;

•	Property delivered in lieu of payment, or payment of money or other valuable property, different than the amount owed or demanded, in exchange for the payment of the debt;

•	Transfer of shares made by the Nation or the Financial Institutions Warranty Fund (Fondo de Garantías de Instituciones Financieras) or FOGAFIN;

•	Transfer of shares issued abroad by Colombian companies, provided they take place outside Colombia;

•	Transfer of shares issued by foreign companies, offered through a public offering in Colombia, provided that they take place outside Colombia;

•	Transfers made by the Central Counterparty Risk Chamber, in accordance with the provisions of paragraph 2 of Article 2.13.1.1.1. of this decree; and

•	Any other transaction specifically authorized by the Superintendence of Finance to take place outside the BVC.

For the purposes described above, multiple transfer transactions made within one hundred twenty (120) calendar days, between the same parties on shares of the same issuer and under similar conditions, are considered a single transfer.

6.4	Description of Ecopetrol Registered Debt Securities

Ecopetrol has issued the following classes of registered notes under an indenture (the Indenture), dated as of July 23, 2009, and amended as of June 26, 2015, between the Company and the Tank of New York Mellon, as trustee:

5.875% Notes due 2023

4.125% Notes due 2025

5.375% Notes due 2026

7.375% Notes due 2043

5.875% Notes due 2045

Please refer to Exhibits 4.13, 4.14, 4.15, 4.16, 4.17, 4.18 and 4.19 to this annual report for the information relating to these debt securities required by Item 12.A of Form 20-F.

6.5	Description of Ecopetrol ADRs

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

The following additional charges may be incurred by holders of ADRs, by any party depositing or withdrawing common shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the Deposited Securities or a distribution of ADSs), whichever is applicable:

•	A fee of US$0.05 or less per ADS for any cash distribution made pursuant to the Deposit Agreement;

•	A fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to those holders of ADRs entitled thereto;

•	An aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the Depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	A fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of the Depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders of ADRs in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of our common shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities) and the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against registered holders of ADRs as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such holders of ADRs or by deducting such charge from one or more cash dividends or other cash distributions);

•	Stock transfer or other taxes and other governmental charges;

•	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of a holder of ADRs;

•	Transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities; and

•	In connection with the conversion of foreign currency into U.S. dollars, the Depositary shall deduct out of such foreign currency the fees, expenses and other charges charged by it or the Depositary’s agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. The Depositary and/or the Depositary’s agent may act as principal for such conversion of foreign currency. Such charges may at any time and from time to time be changed by agreement between us and the Depositary.

We will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the custodian) pursuant to agreements from time to time between us and the Depositary. The fees described above may be amended from time to time.

Fees and Other Direct and Indirect Payments Made by the Depositary to Us

Our Depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. In 2017, reimbursements were made in the amount of approximately US$2,220,290 for expenses related to investor relations activities. In 2018, reimbursements were made in the amount of approximately US$2,062,050 for expenses related to investor relations activities. In 2019, reimbursements were made in the amount of approximately US$2,458,847.

Other

Please refer to Exhibit 2.1 to this annual report for the remaining information relating to our American Depository Shares required by Item 12.D of Form 20-F.

6.6	Taxation

6.6.1	Colombian Tax Considerations

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

Dividends paid by Colombian companies, as well as profits distributed by branches/permanent establishments of foreign entities, are deemed as a dividend and as Colombian income. However, the applicable tax depends on an imputation system set forth in Articles 48 and 49 of the Colombian Tax Code (hereinafter “CTC”). For more information related to the Colombian dividends tax regime, see Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Information.

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

From fiscal year 2019 onwards, a withholding tax on dividends paid applies as follows:

i.	For resident companies and non-resident shareholders (companies and individuals): (i) a 10% dividend (7.5% for fiscal year 2019) tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 32% (33% for fiscal year 2019) withholding tax rate on dividends distributed from profits not taxed at the corporate level (31% for 2021 and 30% as of 2022), plus an additional 10% (7.5% for fiscal year 2019) dividend tax after applying the initial 32% withholding tax rate (i.e., 38.8% in 2020 = $100 *32% = $32, plus $68 * 10% = $6.8).

ii.	For Colombian individuals: dividend income in excess of 300 UVT are taxed at a 15% and 10% rate, for fiscal years 2019 and 2020 (2021 onwards), respectively.

Relief or reduced tax rates may apply under an applicable treaty to avoid double taxation, but the application of any such rules must be analyzed on a case-by-case basis.

For Colombian tax purposes, an individual is considered to be a Colombian resident when he/she meets any of the following criteria:

i.	He/she remains in Colombia continuously or discontinuously for more than 183 calendar days within any given 365-consecutive-day term;

ii.	He/she is related to the Colombian government’s foreign service or to individuals who are in the Colombian government’s foreign service and who, by virtue of the Vienna Conventions on diplomatic and consular relations, are exempted from taxes during the time of their service; or

iii.	He/she is a Colombian national and:

•	Has a spouse or permanent companion, or dependent children, who are tax residents in Colombia, or

•	50% or more of his or her total income is Colombian source income, or

•	50% or more of his or her assets are managed in Colombia, or

•	50% or more of his or her assets are deemed to be located or possessed in Colombia, or

•	Has failed to provide proof of residency in another country (different from Colombia) upon previous official request by the Colombian tax office, or

•	He/she has a tax residency in a country considered by the Colombian government to be a low tax jurisdiction or a tax haven.

Law 1739 of 2014 clarifies that Colombian nationals who meet any of the following requirements will not be deemed as tax residents:

i.	If more than 50% of his or her annual income has its source in the jurisdiction where he or she is domiciled and whose country of domicile is not Colombia.

ii.	If more than 50% of his/her assets are located in the jurisdiction where he or she is domiciled and whose country of domicile is not Colombia.

For purposes of Colombian taxation, an entity is deemed to be a “national” or a “Colombian entity” and, therefore, subject to taxation in Colombia on its worldwide income, if it meets any of the following criteria:

i.	It has its place of effective management, in Colombia during the corresponding year or taxable period;

ii.	It has its main domicile in the Colombian territory; or

iii.	It has been incorporated in Colombia, in accordance with Colombian laws.

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

To avoid double taxation, dividends paid by Colombian entities are not subject to income tax at the shareholder level when they are paid out of corporate profits that have been previously taxed at the corporate level. For fiscal years 2017 and 2018, a withholding tax on dividends was triggered for dividends paid to non-resident shareholders. Withholding tax rates on dividends were as follows: (i) a 5% dividend tax for dividends distributed out of profits already taxed at the company’s level; (ii) 35% withholding tax rate for dividends distributed out of profits that were not taxed at the company’s level, plus a 5% dividend tax rate after having applied and deducted the initial 35% withholding. Note that dividends paid to non-resident shareholders out of profits taxed at the corporate level until December 31, 2016, are not subject to the aforementioned 5% dividend tax or any other income tax. As of 2019, the withholding tax rates applicable to dividends paid to resident companies and non-resident shareholders (companies and individuals) are: (i) a 7.5% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 33% withholding tax rate on dividends distributed from profits not taxed at the corporate level (32% for 2020, 31% for 2021 and 30% as of 2022), plus an additional 7.5% (10% from 2020 onward) dividend tax after applying the initial 33% (32%, 31% or 30%) withholding tax rate.

Furthermore to the above, non-resident entities or non-resident individuals whose investment qualifies as portfolio investments (i.e., investing through a Foreign Funds Administration Account - FFAA) will be taxed upon distribution by means of a withholding tax mechanism. In this case, pursuant to Article 18-1 of the Colombian Tax Code, the applicable withholding tax rate on taxable dividends is 25%, assuming that the dividends cannot be attributed to a permanent establishment in Colombia belonging to the shareholder and were not subject to taxation at the corporate level. The abovementioned 5% dividend tax (7.5% in 2019 and 10% from 2020 onwards) applies on the balance of dividends to be distributed to the shareholder investing through an FFAA, or on the gross amount in such cases the dividend is paid out of profits that were subject to taxation at the corporate level. These foreign shareholders subject to this withholding tax are not required to file an income tax return in Colombia.

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

The dividend tax regime as of 2020 was modified as follows:

i.	Dividends paid to non-resident shareholders: (i) a 10% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); or (ii) 32% withholding tax rate on dividends distributed from profits not taxed at the corporate level (31% for 2021 and 30% as of 2022), plus an additional 10% dividend tax after applying the initial 32% withholding tax rate (i.e., 38.8% in 2020).

ii.	Dividends paid to Colombian companies: (i) a 7.5% dividend tax on dividends distributed from taxed profits, or (ii) a 32% withholding tax on dividends distributed from non-taxed profits (31% on 2021 and 30% as from 2022), plus an additional 7.5% dividend tax on the balance of the dividend amount after the initial 32% withholding.

iii.	For Colombian resident individuals: dividend income in excess of 300 UVT is taxed at a rate of 10%.

Non-resident entities or non-resident individuals whose investment qualifies as portfolio investment (i.e., investing through a FFAA), will be taxed upon distribution by means of the withholding tax mechanism. In this case withholding will apply at 25% on dividends that are distributed by the Colombian entity are not taxed at the corporate level. Pursuant to Article 18-1 of the Colombian Tax Code, assuming that the dividends cannot be attributed to a permanent establishment in Colombia belonging to the shareholder. These foreign shareholders subject to this withholding tax are not required to file an income tax return in Colombia, nevertheless those rules would not apply to foreign investments whereby the final beneficiary is a tax resident in Colombia who has control over such investments. This treatment was modified by Law 1943/2018 and Law 2010/2019. See section Financial Review—Effect of Taxes, Exchange Rate.

Variation, Inflation and the Price of Oil on our Results—Taxes—Taxes.

In addition to the above, the new dividend tax will apply at a 5% rate over dividends distributed from profits taxed at the corporate level. This treatment was modified by Law 1943 of 2018 and Law 2010 of 2019 (7.5% in 2019 and 10% from 2020 onwards). See section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results—Taxes—Taxes.”

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

If the abovementioned requirements are not met, the capital gain obtained in the sale of shares is subject to income tax or capital gains tax, under the following rules:

(i)	The gain or loss arising therefrom will be the difference between the sale price and the tax basis of the shares. As a general rule, the tax basis of shares is equal to the price paid for such shares (i.e., cost of acquisition).

(ii)	The applicable tax rate and the withholding tax rate have to be determined on a case-by-case basis. Generally, if the shares have been owned for at least two years and qualify as fixed assets (i.e., they are not sold within their ordinary course of business), the profits from the sale will qualify as capital gains taxable at 10%; otherwise, profits will qualify as ordinary income, subject to a 33% income tax for fiscal years 2018 and 2019 (2020 – 32%; 2021 – 31%; 2022 onwards – 30%).

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

6.6.2	U.S. Federal Income Tax Consequences

This summary describes the principal U.S. federal income tax consequences of the ownership and disposition of common shares or ADSs, but it does not purport to be a comprehensive description of all of the U.S. tax consequences that may be relevant to a decision to hold or dispose of common shares or ADSs. This summary applies only to purchasers of common shares or ADSs who will hold the common shares or ADSs as capital assets for U.S. federal income tax purposes and does not apply to special classes of holders such as dealers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (taking into account shares held directly or through depositary arrangements) by vote or by value, tax-exempt organizations, financial institutions, holders liable for the alternative minimum tax, securities traders who elect to account for their investment in common shares or ADSs on a mark-to-market basis, partnerships or other pass-through entities or arrangements and investors therein, insurance companies, U.S. expatriates, persons that purchase or sell common shares or ADSs as part of a wash sale for tax purposes, and persons holding common shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. The statements regarding U.S. tax law set forth in this summary are based on the Internal Revenue Code of 1986, as amended, the “Code,” its legislative history, existing and proposed U.S. Treasury regulations, published rulings and court decisions, all as in force on the date of this annual report, and changes to such law subsequent to the date of this annual report may affect the tax consequences described herein (possibly with retroactive effect). This summary is also based in part on the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

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

If you are a non-corporate U.S. Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you meet certain holding requirements. Dividends paid on the ADSs will be treated as qualified dividend income if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States, as long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2020 taxable year. However, this conclusion is a factual determination that is made annually and thus may be subject to change. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

If you are a U.S. Holder of common shares or ADSs, the initial tax basis of your common shares or ADSs will be the U.S. dollar value of the Colombian Peso-denominated purchase price determined on the date of purchase. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the Internal Revenue Service (IRS). If you convert U.S. dollars to Colombian Pesos and immediately use that currency to purchase common shares or ADSs, such conversion generally will not result in taxable gain or loss to you.

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

Backup Withholding and Information Reporting

In general, dividends on common shares or ADSs, and payments of the proceeds of a sale, exchange or other taxable disposition of common shares or ADSs, paid within the United States, by a U.S. payer through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 24%, unless the holder (1) establishes that it is a corporation or other exempt recipient or (2) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

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

6.7	Exchange Controls and Limitations

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

6.8	Exchange Rates

On March 27, 2020, the Representative Market Exchange Rate was COP$ 3,996 per US$1.00. The Federal Reserve Bank of New York does not report a noon-buying rate for Colombian Pesos. The Superintendence of Finance, calculates the Representative Market Exchange Rate based on the weighted averages of the buy and sell foreign exchange rates quoted daily by foreign exchange rate market intermediaries including financial institutions for the purchase and sale of U.S. dollars. The Superintendence of Finance also calculates the Representative Market Exchange Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian Pesos.

6.9	Major Shareholders

The following table sets forth the names of our major shareholders, and the number of shares and the percentage of outstanding shares owned by them at March 31, 2020:

Table 58 – Major Shareholders

	At March 31, 2020
Shareholders	Number of shares	% Ownership
Nation(1) – Ministry of Finance and Public Credit	36,384,788,417	88.49
Public float	4,731,906,273	11.51
Total	41,116,694,690	100.00

(1)	Includes 1,600 shares owned by other state entities.

All our common shares have identical voting rights.

As of February 20, 2020, the registration date of our annual general shareholders’ meeting, 2.15% of our common shares were held of record in the form of American Depository Shares, we had 38 registered holders, and 14,522 beneficiaries of common shares, or ADSs representing common shares, in the United States.

Changes in the Capital of the Company

There are no conditions in our bylaws governing changes in our capital stock that are more stringent than those required under Colombian law, with the exception that the Nation must hold a minimum of 80% in any stock issuance undertaken under Law 1118 of 2006.

6.10	Enforcement of Civil Liabilities

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

The corporate governance practices at Ecopetrol S.A.:

•	Promote and guarantee all stakeholders transparency, objectivity and competitiveness;

•	Add value to the company and attract investors;

•	Protect shareholders, investors and stakeholders’ rights;

•	Encourage financial markets confidence; and

•	Accomplish the highest corporate governance standards.

Corporate Governance System

Corporate governance is the system of rules and practices that govern the decision-making process between the governing bodies of the Ecopetrol Group, as well as the relationships between the companies that comprise it. Corporate Governance in Ecopetrol is more than a key element for organizational management—it is a strategy enabler that our stakeholders value and monitor continuously, as it generates trust, sustainable results over time and results in long-term value relationships.

Our model is structured based on the law, international standards, good practices and the strategy of the Ecopetrol Group, in order to ensure adequate decision-making of the governing bodies of the Ecopetrol Group in terms of agility, clarity and consistency, as well as the promotion of the realization of synergies between Ecopetrol and the Ecopetrol Group companies.

To leverage the business strategy, Ecopetrol has a Corporate Governance System that aims to provide a consistent, sustainable and objective framework for action to safeguard Ecopetrol's governance as well as generate synchrony and articulation with the companies of the Ecopetrol Group. The main elements of this system are:

i.	Boards of Directors: Ecopetrol and Subsidiaries
a.	Promote best management practices in the Boards of Ecopetrol and in the other Ecopetrol Group companies.
b.	Ensure alignment of the strategy under the Group’s management by segments.

ii.	Senior Management Committees
a.	Establish the structure of the Senior Management Committees (operating, monitoring and improvement mechanisms).
b.	Optimize Ecopetrol senior management time.

iii.	Matrix of Decisions and Attributions
a.	Define the key or more relevant decisions of the Ecopetrol Group.
b.	Establish which governing bodies are responsible for making key decisions.
c.	Define how these decisions are made.

iv.	Relationship Model
a.	Establish the way in which the areas within the Ecopetrol Group’s scope are related to the Group’s companies.
b.	Capture the Ecopetrol Group synergies.
c.	Manage articulation through management or administration by segments.

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

According to corporate governance practices recommended by the OECD, an organization to which Colombia has been a member since 2018, the National Government implemented the practice of eliminating the participation of Directors with a ministerial level in the company’s Board of Directors. Therefore, in 2019 the National Government nominated one (1) non-independent Director without ministerial rank. The current Board of Directors is composed by eight (8) independent members and one (1) non-independent member.

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

The Bylaws of Ecopetrol S.A. are contained in Public Deed No. 5314 of December 14, 2007, issued by the Second Notary of Bogotá; amended by Public Deed No. 560 of May 23, 2011, issued by the Notary Forty-Six of Bogotá, Deed No. 666 of May 7, 2013, issued by the Notary Sixty-Five of Bogotá, Deed No. 1049 of May 19, 2015, issued by the Notary Second of Bogotá, Deed No. 0685 of May 2, 2018, issued by the Notary Twenty of Bogotá and Deed No. 888 of May 28, 2019 issued by the Notary Twenty Third of Bogotá. In addition, the bylaws were amended in the ordinary meeting of the General Shareholders Assembly held on March 27, 2020. The text of the amended bylaws is yet to be recorded in public deed and registered before the mercantile registry, which in Colombia corresponds to the Chamber of Commerce. An English translation of the amended bylaws is included as Exhibit 1.1 to this annual report.

This summary does not purport to be complete and is qualified by reference to our bylaws, which are filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors and its committees, see the sections Corporate Governance—Board of Directors—Board Practices and Corporate Governance—Board of Directors—Board Committees.

General Shareholders’ Meeting

Shareholders’ meetings may be ordinary or extraordinary. Ordinary meetings will take place in our legal domicile located in Bogotá, Colombia, within the first three months following the end of each fiscal year, on the day and at the time set forth in the notice for the General Shareholders’ Meeting. The call for the General Shareholders’ Meeting is published on the Ecopetrol S.A. website and in a newspaper of national circulation 30 calendar days prior to the date on which the meeting will take place and on the Sunday previous to the meeting, must be published at Ecopetrol S.A.’s website www.ecopetrol.com.co.

The Annual General Shareholders’ Meeting provides shareholders with the opportunity to make key management decisions reserved to shareholders. At the General Shareholders’ Meeting, our Board of Directors and the external auditor are appointed. Decisions are taken regarding the company’s annual financial statements, profit distribution, audit and management reports, including our corporate governance report and sustainability report, and any other matter provided under applicable law or our corporate bylaws.

Extraordinary Shareholders’ Meetings are summoned by our Board of Directors, by our president or chief executive officer, by our external auditor, or by shareholders holding at least 5% of the outstanding shares, or when unforeseen or urgent needs of the Company require it. An Extraordinary Shareholders’ Meeting should be called no later than 15 calendar days prior to the date of the meeting. The only exception is when the Law requires a greater time between the summons and the meeting. Such notice to the Extraordinary Shareholders’ Meeting is published on the Ecopetrol S.A. website and in a newspaper of national circulation. The notice informs the agenda for the meeting to the company’s shareholders.

For both the ordinary and extraordinary meetings, the quorum required is a plural number of shareholders representing 50% plus one of the subscribed shareholders entitled to vote. Decisions are approved with a majority of the members present. This quorum is exempted in the case of “second-call meetings,” which may take place when a meeting fails to obtain the required quorum and is called within a period between 10 business days and 30 business days from the first date, in which case decisions may be adopted by a majority of the shares present regardless of the number represented.

Decisions made at ordinary and extraordinary shareholders’ meeting must be approved by a plural number of shareholders representing the majority of the shares present. Colombian law requires higher majorities in the following cases:

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

Preference Rights and Restrictions Attaching to Our Shares

There are only ordinary shares, and these carry no special rights or restrictions (ordinary shares). Our shareholders do not have any type of preemptive rights.

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

Ecopetrol’s bylaws provide additional rights to our minority shareholders. These rights include:

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

Extraordinary Shareholders Meetings. Our bylaws provide that the entity exercising permanent control over Ecopetrol must instruct the Company’s CEO or External Auditor to call an extraordinary meeting of the Company’s shareholders when so requested by a plurality of shareholders holding at least 5% of the total number of outstanding shares. Such requests shall be made in writing and must clearly indicate the purpose of the meeting.

Investor Relations Office. Ecopetrol has an investor relations office, a specialized unit responsible for our shareholders. Pursuant to our bylaws, shareholders holding at least 5% of the total number of shares outstanding may request that the investor relations office conduct a special audit, provided that such audit does not hinder the day-to-day operations of the Company, of the following documents: the income statement; the proposal for the distribution of profits; the report of the Board of Directors as to the economic and financial status of our Company; the report from our general counsel as to the legal status of our Company; and the report from the independent auditors. Special audits cannot be made of documents that contain scientific, technological or statistical information of our Company, or agreement that gives us competitive and economic advantages over our competitors, or in respect of any document related to intellectual property. Shareholders also have the right to propose good corporate governance recommendations to the office for the protection of investors.

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

7.2	Code of Ethics and Conduct

Our Code of Ethics and Conduct considers, as ethical principles of the organization, the integrity, responsibility, respect and commitment to life. Our Code of Ethics and Conduct also states that we must comply with the provisions contained in the applicable national and international laws in the countries where we have operations, including the U.S. and Colombia.

In our Code, we define the guidelines for the following aspects: conflict of interest; ethical conflict; prohibition of bribery and violations of the FCPA; integrity in accounting; prevention of money laundering and financing of terrorism; gifts, amenities and hospitalities; protection and use of resources; information management and security; social responsibility and respect for human rights; whistleblowing channel; and examples of ethical behaviors. As part of the Ethics guidelines of Ecopetrol, facilitation payments, political contributions and lobbying are prohibited.

Our Code of Ethics and Conduct applies to our Board of Directors, our Chief Executive Officer, our Chief Financial Officer, principal accounting officer, persons performing similar functions, to all of the other employees of the company and its affiliates and all individuals or legal entities that have any relationship with it, including beneficiaries, shareholders, contractors, suppliers, agents, partners, customers, allies and suppliers, in addition to the personnel and companies that the contractors engage for the execution of the agreed activities.

All of our agreements with suppliers or third parties include a provision relating to compliance with applicable anti-bribery and anti-corruption regulations. These agreements also require our suppliers and third parties to accept our Code of Ethics and Conduct and our compliance manuals.

Our Code of Ethics and Conduct is available on our website at:

https://www.ecopetrol.com.co/wps/portal/web_es/ecopetrol-web/corporate-responsibility/ethics-and-compliance/code-of-ethics

7.3	Board of Directors

The current Board of Directors was elected at the General Shareholders Ordinary Meeting held on March 29, 2019, for a two-year term beginning on April 10, 2019.

The current Board of Directors is composed as follows:

Non-independent member:

•	General Secretary for the Ministry of Finance and Public Credit, currently Germán Eduardo Quintero Rojas.

Independent members:

•	Orlando Ayala Lozano

•	Luis Guillermo Echeverri Vélez

•	Juan Emilio Posada Echeverri

•	Sergio Restrepo Isaza (as financial-accounting expert)

•	Luis Santiago Perdomo Maldonado

•	Esteban Piedrahita Uribe

•	Hernando Ramírez Plazas (postulated by the oil producing departments in which Ecopetrol operates)

•	Carlos Gustavo Cano Sanz (postulated by ten (10) minority shareholders with major shareholding)

The information below sets forth the names and business experience of each of the Directors elected at the General Shareholders Ordinary Meeting held on March 29, 2019 for a two-year term beginning on April 10, 2019:

Germán Eduardo Quintero Rojas (44) has served as Managing Director of Fogafin, President of the National Hydrocarbons Agency, General Secretary and Advisor to the Ministry of Trade, Industry and Tourism, and General Secretary of the Ministry of Mines and Energy. He has been an advisor to the General Secretary of the Office of the President of the Republic of Colombia, General Secretary of the Ministry of Internal Affairs, General Director and General Secretary of Acción Fiduciaria S.A., and Head of the Legal Office of the Ministry of Finance and Public Credit. Mr. Quintero is a lawyer from Sergio Arboleda University, having studied administrative law and received a degree from Javeriana Pontifical University. He also carried out studies for a doctorate in an administrative law program from San Pablo CEU University of Madrid, where he was a doctorate candidate. To date, he is a member of the board of directors at Financiera de Desarrollo Nacional (FDN) and Gecelca S.A. E.S.P. Currently, as the General Secretary of the Ministry of Finance and Public Credit, Mr. Quintero is a non-independent member of Ecopetrol’s Board of Directors.

Orlando Ayala Lozano (63) has 40 years of experience in the global technology industry, 25 years of which he spent working for Microsoft in Seattle, Washington, where he served in a number of managerial positions, including Vice President for the Intercontinental Region where he covered all countries in the southern hemisphere, Executive World Vice President for Sales, Marketing and Support, and World President for Emerging Markets. Before joining Microsoft, he worked for NCR Corp., where he held the position of Sales Director for NCR Mexico and Senior Product Manager in Dayton, Ohio. His studied information systems administration at Jorge Tadeo Lozano University in Bogotá in 1981, and received a Doctorate Honoris Causa granted by the same university in 1998, where he is member of the Management Board. Mr. Ayala was honored by the Antioquia newspaper El Colombiano with its 18th annual “Exemplary Colombian Citizen Living Abroad” award in 2013. Mr. Ayala is currently an independent director of the Executive Council of Centene Corp. (CNC). Currently, Mr. Ayala serves as an independent member of Ecopetrol’s Board of Directors and also serves as an international consultant and speaker on matters of leadership and technology trends.

Luis Guillermo Echeverri Vélez (62) has over 20 years of experience in the development, marketing, promotion and conducting of international business, imports and exports, the formulation and implementation of public and corporate policies, the development and implementation of conventional projects and information technology ventures, strategic planning, the financing of public and private projects and raising cooperation funds. He served as Executive Director of the Inter-American Development Bank, the Inter-American Investment Corporation and the Multilateral Investment Fund on behalf of the governments of Colombia, Peru and Ecuador. He served as Commercial Attaché in Colombia’s diplomatic mission to the US and as Director of Proexport’s Miami Regional Office. Mr. Echeverri is an attorney who graduated from the Bolivarian Pontifical University of Medellín and earned a Master’s degree in Agricultural Economics from Cornell University, New York. Mr. Echeverri is an advisor in international businesses and has successfully led business initiatives and processes involving change and methodological and technological innovation and implementation in companies of various sizes and large organizations. He is currently serving as President of Primero Colombia Association, a non-governmental association dedicated to the promotion of democratic values and young leadership, Chairman of the Board of Directors of the Chamber of Commerce of Bogota, and a member of the Boards of Directors of Telefonica and Pragma. Currently, Mr. Echeverri is Chairman and independent member of Ecopetrol’s Board of Directors.

Juan Emilio Posada Echeverri (61) has been the CEO of several large companies and is currently both a professional board member and an entrepreneur. He has sat on the boards of companies in the fields of insurance, air travel, hotels, infrastructure, telecoms, banks, technology start-ups, trading companies, trade associations, international and domestic chambers of commerce and local and international non-governmental associations. He was also the Founder, Chairman, Executive Chairman and CEO of Grupo Fast S.A. and Fast Colombia S.A.S. – VivaAir (formerly VivaColombia the first low cost airline in Colombia); Founder and CEO of Stratis Ltda. (infrastructure projects) Corporate Director-in-Chief of Synergy Aerospace. Mr. Posada is also a member of the board of Avianca Holdings and was formerly the CEO of Avianca Airlines, Alianza Summa (Avianca-Aces-Sam) and Aces airlines. Mr. Posada currently serves as Executive Chairman of Táximo Ltd., Chairman of Direktio and Fundacion Plan, director of Allianz Life and Allianz General in Colombia, Sociedad Hotelera Tequendama (seven hotels in Colombia), Plan International (Brazil) and a member of the nominations and governance committee of the Global Assembly of Plan International. Mr. Posada holds a degree in Business Administration from EAFIT University in Medellin, Colombia, an MBA from Pace University in New York and a degree in International Financial Law from the London School of Economics. His experience in audit and risks has been acquired through his time on the finance and audit committees of the boards of directors at different companies and at the Banco Nacional del Comercio, Corredores Asociados (a securities brokerage house in Colombia), among other activities. He is also a member of the advisory councils of Grupo Empresarial del Sector Defensa (GESED), Disán (international fertilizer and chemicals trading company), Flores de la Campiña (producer and exporter of fresh flowers), of YPO Gold Colombia (global network of CEO’s) and NT3 (developers of real estate projects of which he is also a founder), Polymath Ventures, AMROP-Top Management and the Orchestra of the Americas. Currently, Mr. Posada serves as an independent member of Ecopetrol’s Board of Directors.

Sergio Restrepo Isaza (58) served in the Bancolombia Group as Vice President for Capital Markets and Executive Vice President for Corporate Development. He initiated his professional career at Corporación Financiera Corfinsura, where he held the positions of Company President, Vice President for Investment Banking and Vice President for Investments and International. He also served in several boards including Cementos Argos, Compañía Nacional de Chocolates, Conavi, Asobancaria, Bolsa de Valores de Colombia, Conglomerado Financiero Internacional Banagrícola S.A., Suramericana Asset Management SUAM and several others in the community sector. Mr. Restrepo graduated with a degree in Business Administration from EAFIT University of Medellín, with a master’s degree in Business Administration from Stanford University in California. He has extensive experience in the areas of audit and risk, and during his time in the financial sector, he was a member of the finance and audit committees of the boards of directors at different companies where he took a very active role in the analysis of financial statements and was in charge of the investor’s relations of many of these companies. He is currently a partner at Exponencial Banca de Inversión S.A.S., a member and Chairman of the Board of directors of the BIOS SAS Group, and a member of the boards of directors of Odinsa S.A. and Consorcio Financiero. Currently, Mr. Restrepo serves as an independent member of Ecopetrol’s Board of Directors.

Santiago Perdomo Maldonado (62) has over 30 years of senior management experience in the Colombian banking industry, including as President of Banco Colpatria, Scotiabank Group. He has been a member of various boards of directors at Colombian and Latin American companies in a range of economic sectors, such as finance and mining and agriculture, including Bladex, Deceval, CESA, the Asociación Nacional de Empresarios de Colombia (ANDI), and the Asociación Nacional de Instituciones Financieras (ANIF), and he was a founding member of the Colombian Institute of Corporate Governance. Mr. Perdomo holds a degree in business administration from the CESA School of Advanced Studies in Administration. He is currently the Executive Director of the Colpatria Group and Mineros S.A. Currently, Mr. Perdomo serves as an independent member of Ecopetrol’s Board of Directors.

Esteban Piedrahita Uribe (48) is President of the Commerce Chamber of Cali and previously served as General Director of Colombia’s National Planning Department, advisor to the President and Senior Specialist at the Inter-American Development Bank and Economics Editor of the Semana’s magazine, among other positions. He has served on the boards of directors of Banco Agrario, Metrocali, Amalfi S.A. Carvajal Educación and Alianza Valores. Mr. Piedrahita graduated with a degree in economics from Harvard University and earned a master’s degree in philosophy and history of science from the London School of Economics and Political Science. Mr. Piedrahita is currently a member of the Boards of Directors of Cementos Argos and Centro de Eventos Valle del Pacífico, a member of the Board of Fedesarrollo and the Advisory Council of Panthera Foundation in Colombia, and he previously served on the local Advisory Council of The Nature Conservancy. Currently, Mr. Piedrahita serves as an independent member of Ecopetrol’s Board of Directors.

Hernando Ramírez Plazas (66) has held positions at Universidad Surcolombiana as Dean of the Faculty of Engineering, Academic Vice-Principal, Principal, and Professor. He has worked at the National Institute of Health and at the Ministry of Health. He had a role as an external evaluator for Colciencias in technology development and innovation projects in the area of natural gas. Additionally, he has acted as a trainer in gas issues for production personnel at Canacol Energy Inc., and he currently provides professional services to Comfamiliar Huila. Mr. Ramirez is a chemical engineer who graduated from the Universidad Nacional de Colombia, with a master’s degree in public health from the same university, and a specialization in gas engineering from the Universidad de Zulia (Venezuela).

Carlos Gustavo Cano Sanz (73) has been President of the Colombian Agriculture Association (SAC), Founder and Director of Corporación Colombia Internacional (CCI), President of the Agrarian Bank, and President of the newspaper El Espectador. He was the Minister of Agriculture between August 7, 2002 and February 3, 2005 and the Co-Director of Banco de la República between February 4, 2005 and January 31, 2017. He is an Economist from the Universidad de los Andes in Bogotá with a master’s degree in economics from the University of Lancaster in England and a postgraduate degree in government, business and international economics from Harvard University in Boston and undertook further postgraduate studies at the Instituto de Alta Dirección Empresarial (INALDE) of Bogotá. He currently teaches in the Master of Corporate Finance program at CESA University and in the Business School at Universidad de los Andes. He is a member of the Superior Council of the EAFIT University of Medellín, the Consultative Committee for Agriculture of Bancolombia. Mr. Cano has served as an independent Director in Ecopetrol’s Board of Directors, since March 31, 2017.

7.3.1	Board Practices

Our Board of Directors is composed of nine members and is responsible for, among other things, establishing our general business policies. The majority of the Board of Directors must be independent, and must be elected pursuant to the criteria set out in paragraph two, Article 44, Law 964, 2005, and in accordance with the procedure determined in Decree 3923, 2006, or any other provisions that regulate, amend, replace or add such regulations. In addition, pursuant to our bylaws and in accordance with the procedures described therein, our majority shareholder must include, in its list of candidates for the last two seats in the Board of Directors, the name of one individual jointly proposed by departments that produce hydrocarbons and one individual jointly proposed by the ten minority shareholders with the highest equity participation. According to Colombian law, the members of the Board of Directors must be elected by the General Shareholders Assembly in accordance with a proportional representation system similar to cumulative voting (through an electoral quota voting system). The number of votes required to fill each position is calculated by dividing the number of possible votes by the number of open board positions. The members of the Board of Directors may be elected without an electoral quota voting system when there is unanimity. Pursuant to our bylaws, (i) positions on our Board of Directors are filled either by person or by position, (ii) at least three members appointed for a specific period must be nominated for the following period, and (iii) beginning in 2019, Directors will be elected for a two-year term. Currently, we have one Director appointed by his position without Ministerial rank. Our current Directors were elected at the General Shareholders Assembly held on March 29, 2019. Members of the Board may be reelected indefinitely.

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

Pursuant to our bylaws, our Board of Directors has the ability to constitute the committees it considers necessary. The Board of Directors currently has six committees (audit and risk committee, corporate governance and sustainability committee, compensation and nomination committee, business committee, HSE (health, security and environment) committee and technology and innovation committee). These committees establish guidelines, set specific actions and evaluate and submit proposals designed to improve performance in the areas under their supervision and control. The committees are comprised of members of the Board of Directors who are also appointed by the same members. The chairman of each of the committees must be an independent Director. In addition to applicable regulations, the committees also have their own specific regulations that establish their purposes, duties and responsibilities.

Table 59 – Composition of committees of the Board of Directors as of March 31, 2020

Audit and Risk Committee	Compensation and Nomination Committee
Sergio Restrepo Isaza (President and Financial Accounting Expert)	Juan Emilio Posada Echeverri (President)
Hernando Ramírez Plazas	Santiago Perdomo Maldonado
Santiago Perdomo Maldonado	Germán Eduardo Quintero Rojas
Juan Emilio Posada Echeverri	Esteban Piedrahita Uribe
Orlando Ayala Lozano

Corporate Governance and Sustainability Committee	New Business Committee
Esteban Piedrahita Uribe (President)	Carlos Gustavo Cano Sanz (President)
Orlando Ayala Lozano	Hernando Ramírez Plazas
Carlos Gustavo Cano Sanz	Sergio Restrepo Isaza
Juan Emilio Posada Echeverri	Juan Emilio Posada Echeverri
Luis Guillermo Echeverri Vélez	Esteban Piedrahita Uribe

HSE Committee	Technology and Innovation Committee*
Hernado Ramírez Plazas	Luis Guillermo Echeverri
(President)	(President)
Carlos Gustavo Cano Sanz	Orlando Ayala Lozano
Germán Eduardo Quintero Rojas	Germán Eduardo Quintero Rojas
Sergio Restrepo Isaza
Carlos Gustavo Cano Sanz
Santiago Perdomo Maldonado

*	This Committee met for the first time on September 12, 2019.

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

Our Board of Directors has determined that Sergio Restrepo Isaza qualifies as an “audit committee financial expert” and he is independent under the definition of “independent” applicable to us under the rules of the NYSE.

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

New Business Committee

Our new business committee, which must be comprised of at least five members, including at least one independent Director, assists our Board in analyzing potential business ventures. Based on its delegation of power, the committee studies and analyzes capital expenditure policies, major investment projects, strategy, new business and other matters that would help us move forward in our efforts toward the consolidation of our strategy. The primary criteria used in the committee’s decision-making process are the optimization of our portfolio and the proper allocation of our resources.

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

Technology and Innovation Committee

Our technology and innovation committee, which must be comprised of at least three members, the majority of which must be independent, supports the management of the Board of Directors in respect of the technological and digital transformation, as well as the cultural change that Ecopetrol is going through in order to transform Ecopetrol into a leading company in the use of technology and digital innovation in the hydrocarbons sector.

7.4	Compliance with NYSE Listing Rules

The following is a summary of the significant differences between our corporate governance practices and those required for U.S. companies under the NYSE listing standards.

NYSE Standards	Our Corporate Governance Practices
Director Independence
The majority of the board of directors must be independent. §303A.01. “Controlled companies,” which would include Ecopetrol if we were a U.S. issuer, are exempt from this requirement. A controlled company is one in which more than 50% of the voting power is held by an individual, group or another company, rather than the public. §303A.00.	Pursuant to our bylaws, the majority of the Board of Directors must be independent. As of the date of this annual report, we have eight independent Directors and one non-independent Director without Ministerial rank.

Executive Sessions
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management. §303A.03.	A comparable rule does not exist under Colombian law. Except for our audit and risk committee, our Board of Directors does not meet without management.

Nominating/Corporate Governance and Sustainability Committee
A nominating/corporate governance and sustainability committee composed entirely of independent directors is required. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.04. “Controlled companies” are exempt from these requirements. §303A.00.	Colombian law does not require the establishment of a nominating and a corporate governance and sustainability committee composed entirely of independent directors. Pursuant to our board charter, these committees shall be composed of a majority of independent Directors.

Compensation Committee
A compensation committee composed entirely of independent directors is required, which must evaluate and approve executive officer compensation. The committee must have a charter specifying the purpose, duties and evaluation procedures of the committee. §303A.05. “Controlled companies” are exempt from this requirement. §303A.00.	Colombian law does not require the establishment of a compensation committee composed entirely of independent directors. Pursuant to our board charter, this committee shall be composed of a majority of independent Directors.

Audit and Risk Committee
An audit committee with a minimum of three independent directors satisfying the independence and other requirements of Rule 10A-3 under the Exchange Act and the more stringent requirements under the NYSE standards is required. §§303A.06 and 303A.07.	According to Law 964 of 2005, Colombian companies that are authorized to issue securities by the Superintendence of Finance must have an audit committee that satisfies the requirements of Law 964 of 2005, including its minimum number of members, independence criteria and audit related duties. Our audit and risk committee is composed entirely of independent Directors, and the committee meets the requirements of Law 964 of 2005 and Rule 10A-3 under the Exchange Act.

NYSE Standards	Our Corporate Governance Practices
Equity Compensation Plans
Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Under Colombian law, no similar right to vote on equity compensation plans and material revisions thereto is given to shareholders. We do not give our shareholders the right to vote on equity compensation plans and material revisions thereto.
Listed companies must adopt and disclose corporate governance guidelines. §303A.09.	The Superintendence of Finance recommends the adoption of corporate governance guidelines to all Colombian issuers. According to Superintendence of Finance Circular No. 028, 2014, the adoption of corporate governance guidelines is voluntary. Listed companies must annually publish a corporate governance survey comparing their corporate governance standards with those recommended by the Superintendence of Finance. Our corporate governance code and our survey of the adoption of Colombian practices are available on our website at http://www.ecopetrol.com.co.

Code of Ethics for Directors, Officers and Employees
Corporate governance guidelines and a code of business conduct and ethics is required, with disclosure of any waiver for directors or executive officers. The code must contain compliance standards and procedures that will facilitate the effective operation of the code. §303A.10.	We have adopted a code of ethics which complies with applicable U.S. and Colombian law. Our code of ethics applies to our chief executive officer, chief financial officer, principal accounting officer, persons performing similar functions and to all of the employees, members of the Board of Directors, suppliers, and contractors of Ecopetrol S.A. and its corporate group. Our code of ethics is available on our website at http://www.ecopetrol.com.co.

7.5	Management

The following presents information concerning our executive officers and senior management. Unless otherwise noted, the majority of these individuals are Colombian citizens.

Executive Officers

Felipe Bayon Pardo (54) has served as the Chief Executive Officer of Ecopetrol since September 2017. Prior to being appointed Chief Executive Officer, Mr. Bayón served as Chief Operating Officer of Ecopetrol from February 2016, overseeing the upstream, midstream, downstream, technology, engineering, projects and marketing operations, as well as the research and innovation areas. Mr. Bayon holds a degree in mechanical engineering from Universidad de Los Andes (Bogotá, Colombia). He has over 27 years of experience in the oil and gas industry. For more than 20 years, he worked at BP plc, most recently as Senior Vice-President of BP America and Head of Global Deepwater Response. From 2005 to 2010, he was the Regional President of BP Southern Cone (South America), and, prior to 2005, he worked in BP’s headquarters as Chief of Staff to the Upstream CEO and Head of the Executive Office for Exploration and Production. He began his career in 1995 in BP Colombia, as a Project Engineer, where he held various positions until becoming Vice-President of Operations in Colombia. Prior to this, he worked for Shell.

Alberto Consuegra Granger (60) has served as Chief Operating Officer of Ecopetrol since March 1, 2019. Prior to this role, he was interim CEO of Cenit S.A.S., Ecopetrol’s midstream subsidiary, since February 2018 and Vice-President of Supply and Services of Ecopetrol S.A. since August 2016. Mr. Consuegra holds a degree in civil engineering from the Universidad de Cartagena and a master’s degree in pavements and construction management from Texas A&M University. Before joining Ecopetrol, he was Vice-President of Exploration and Production at Equion Energia Limited, where he also served as the Vice-President for Projects and Production between 2011 and 2016. Mr. Consuegra began his professional career in 1984 at Morrison Knudsen International as a contract coordinator during the construction of the Cerrejon project. In 1993, he joined Ecopetrol S.A., working in the Projects Group, and then went to BP Exploration, where he worked for 16 years, first as a contract coordinator, then as procurement and contract manager, then human resource manager for the Andean area, and finally as leader of the Colombian Performance Unit until end of 2010.

Jaime Caballero Uribe (45) has served as the Chief Financial Officer of Ecopetrol since August 2018. Mr. Caballero has over 20 years of international experience in the oil and gas sector. He joined the Ecopetrol Group in 2016 and was the Chief Financial Officer for the Downstream Segment prior to his appointment as the Ecopetrol Group CFO. Previously, his experience includes 17 years at BP, where he held leadership positions in North and South America, Africa and Europe, and most recently as Regional CFO for Brazil, Uruguay, Colombia and Venezuela. Mr. Caballero holds a law degree from Universidad de los Andes (Bogotá), an MBA in energy business from Fundação Getulio Vargas (Rio de Janeiro) and has completed executive programs in advanced financial management from Duke University and the Wharton School of Business.

Management Team

Jorge Elman Osorio Franco (58) has served as the Development and Production Vice-President of Ecopetrol since March 1, 2019. Prior to his current assignment, he served as Regional Development and Production Vice-President from June 2017 to February 2019. He holds a degree in chemical engineering from the National University of Colombia and has over 31 years of experience in engineering, projects and operations in the oil and gas industry. He spent 24 years of his career at BP, where he served as Operations Manager, Senior Operations Manager in Major Projects, Technical Director and Operations Excellence Director, among other leadership positions including managerial positions in Colombia, Trinidad & Tobago and Indonesia.

Jorge Arturo Calvache Archila (59) has served as Vice-President of Exploration since February 1, 2019. He has more than 30 years of experience. He has served in companies such as Shell and Hocol, where he led exploration projects in the Netherlands, the United States and Colombia. Mr. Calvache holds a degree in geology from Universidad Nacional, a master’s degree in geophysics from the same university, and studied management at the Universidad de Los Andes.

Rubén Darío Moreno Rojas (54) has served as Vice-President of Transport Operations and Maintenance since March 1, 2019. Prior to his appointment as Vice-President of Transport Operations and Maintenance, he had served as deputy Vice-President of Transport Operations and Maintenance since April 2018. He has a 30-year career at Ecopetrol S.A., where he has held several managerial positions in the Vice-Presidency of Transportation including Operations Manager, Technical Superintendent, Head of Maintenance and Head of Operations. Mr. Moreno holds a degree in electronic engineering from the Universidad Antonio Nariño and an executive MBA from the Universidad la Sabana.

Jurgen Gerardo Loeber Rojas (62) has served as the Projects & Engineering Vice-President of Ecopetrol since May 2016. Mr. Loeber holds a degree in business administration from the Universidad del Norte and a specialization in project management. He joined the Army Corps of Engineers as reserve officer and reached the rank of captain. He has over 30 years of experience in the oil and gas industry. He began his career in 1985 in Exxon as financial analyst. From 1992 to 2001, he worked for BP in various countries as project manager, construction manager and project control engineer. For the last 10 years, he worked at Equion Limited (formerly BP Exploration Colombia) as Project Director. From 2001 to 2006, he was Project Director for Wood Group Colombia.

Pedro Fernando Manrique Gutierrez (55) has served as the Commercial and Marketing Vice President of Ecopetrol since April 2017. Mr. Manrique is also a member of the boards of directors of Reficar, Cenit and Invercolsa. He holds a bachelor’s degree in electrical engineering from the Industrial University of Santander, a master’s degree in industrial and systems engineering from the University of Florida in the United States where he was a Fulbright Scholar, and an MBA from the IE Business School in Madrid, Spain. He has 29 years of experience in the oil and gas industry and previously spent 15 years in the upstream business with Chevron Petroleum Company in different locations, with his last assignment being as the Commercial and Business Planning Manager for Chevron Latin America, where he also served as a member of the Leadership Team for Chevron Latin America. During his career he has also worked at Enron Energy Services as a Risk Manager and at Enron International as a Business Development Manager, each based in Houston, Texas.

Héctor Manosalva Rojas (57) has served as CEO of Cenit S.A.S., Ecopetrol’s midstream subsidiary, since March 1, 2019. He joined Ecopetrol in 1986 and prior to his appointment as CEO of Cenit, he served as Vice-President for Development and Production since July 2014. Over the course of his career at Ecopetrol, Mr. Manosalva has held various positions, including Executive Vice-President for Production and Exploration, Vice-President of Production, Production Manager of the Central Region, President of Colombia’s Advisor for Safety and Security of National Energy Infrastructure, Director of HSE and Corporate Social Responsibility, Production Manager of the Southern Region and Head of the Production Planning Division. Mr. Manosalva holds a degree in petroleum engineering from the Universidad de America (Bogotá) and postgraduate degrees in Finance at the Universidad EAFIT and Executive Management at the Universidad de los Andes.

Juan Manuel Rojas Payán (48) has served as Vice-President for Strategy and New Business since August 2018. Prior to his appointment, he served as Corporate Manager for New Business since 2016. He graduated with a degree in Economics from Universidad de los Andes and holds a master’s degree in Public Policy from Harvard University and a master’s degree in Economics from Universidad de los Andes. Previously he was Vice-Minister of Mines and Energy, Chief Executive Officer of Bridas Corporation, Manager of New Business at Pan American Energy, and Director of Energy at Sideco Americana/Socma, among other positions. He has been a member of the boards of directors of different utilities companies in various countries, a petrochemical company, and of oil and gas companies in Latin America. In addition, he worked as a consultant for the energy industry in Asia, Africa and Latin America. In the academic field, he has been professor of the master of public policy program at the University Torcuato di Tella in Argentina and the professor of pistory of economic thought at the University of the Andes in Colombia.

Orlando Díaz (64) has served as Vice-President of Transformation since June 2019. Prior to his current assignment, he served as Barrancabermeja Refinery’s General Manager since 1986. He holds a degree in chemical engineering from Universidad Industrial de Santander and executive MBA from Universidad de los Andes. As General Manager, he implemented transformation strategies focused on the integral development of people from the perspectives of their technical and human competences, while directing the incorporation into the operation of modern concepts of management and leadership. In addition, Mr. Diaz executed initiatives related to innovation, creativity and collective leadership that allowed the Barrancabermeja Refinery to improve its economic margins and the reliability and availability of the facilities. Currently, Mr. Diaz leads the incorporation of agile methodologies to accelerate the implementation of our main business strategies.

Yeimy Báez (40) has served as Gas Vice-President since March 2020. In this position, Ms. Báez will be responsible for leading, strengthening and executing an integrated strategy to develop gas, which being a clean energy source, is fundamental for energy transition and Ecopetrol Group’s sustainability. She has over 16 years of experience in the oil and gas industry, where she successfully fulfilled a broad range of technical, commercial, strategic and financial roles; including as the Corporate Manager of Financial Planning and Business Performance in Ecopetrol. She holds a degree in Petroleum Engineering from the Industrial University of Santander, an MBA degree from Externado of Colombia University and is highly-skillful in Project Management (PMP certified). Prior to her current assignment, she served for recognized players in the industry such as Equion, BP and Weatherford; her achievements include a decisive leadership in the strategic portfolio management in Ecopetrol, leveraging disciplined and rigorous investment decisions as well as the design of the 3-year business plan.

Mauricio Jaramillo Galvis has served as Vice-President of Health, Safety and Environment (HSE) since January 2020. Mr Jaramillo has 25 years of experience in the oil and gas private sector in Colombia and Latin America. He has been appointed to several leadership roles as Vice-President of HSE of BP Colombia, Vice-President of HSE and Engineering at the Andean Strategic Planning Unit of BP, Vice-President of Corporate Affairs and HSE, and Vice-President of Human Resources and Sustainability at Equión, among others. Mr. Jaramillo holds a master’s degree from Universidad Javeriana, a specialization in Occupational Health and Safety from Universidad El Bosque and a degree from the Operations Academy at MIT.

Walter Fabián Canova (53) will serve as Vice-President of Refining and Industrial Processes starting April 16, 2020. Since joining the Ecopetrol Group in March 2017, first as Operations Vice-President and later General Manager for the Cartagena Refinery, Mr Canova has been part of the Ecopetrol transformation process. Mr. Canova has almost 30 years of experience in the public and private oil and gas sector, mainly in refining and logistic with a strong focus on strategy and operations. He holds a degree in Chemical Engineer from Universidad Nacional del Litoral, Argentina, completed post-graduate studies in Project Management and Management Program at North Caroline and Houston Universities, and an MBA at Universidad de Belgrano, in Argentina. Prior to joining Ecopetrol, he has worked in several refineries and headquarters for companies such as ExxonMobil, Axion Energy and Puma Energy, where he held positions such as Operations Manager, Project Manager and General Manager.

Fernán Ignacio Bejarano Arias (64) has served as Vice-President of Legal Affairs and General Counsel at Ecopetrol since March 2016. Mr. Bejarano Arias holds a bachelor’s degree in law from Universidad Javeriana in Bogotá and an LLM from American University in Washington D.C. In his more than thirty years of professional experience, he has been a partner at the law firms of Estudios Palacios Lleras S.A, Bejarano Cárdenas y Ospina y Asociados Ltda and OPEBSA Compañía de Abogados S.A.S. and has worked for several years in important positions in the public sector, such as the Vice-Minister of Foreign Affairs, Secretary of the Monetary Board, Secretary of the Board of Directors of the Banco de la República (Colombian Central Bank), Office of Legal Affairs Counselor at the Presidency of the Republic of Colombia, and Vice-President of Legal Affairs and General Counsel at Corporación Finaciera Colombiana. Mr. Bejarano Arias has been a professor at the Faculty of Law of the Universidad Javeriana, and has been an arbitrator before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce.

Mónica Jiménez González (44) has served as Secretary General of Ecopetrol S.A. since July 2016. Ms. Jiménez holds a law degree from University of the Andes (Bogotá) and has practiced as a foreign lawyer in Canada. She worked as a lawyer in a boutique law firm that specialized in international law and then in a major Canadian law firm in Vancouver, BC. Ms. Jimenez has practiced in Colombia and Canada on matters related to corporate social responsibility, cross-border transactions, and corporate law. She holds a post-graduate degree in Civil and State Responsibility from the Universidad Externado de Colombia and a Master of Science in Development Studies from the London School of Economics and Political Science. She has extensive experience as counsel and tribunal secretary in commercial and investment arbitrations under the rules of the ICC, ICSID and UNCITRAL. Ms. Jimenez is also a Member of the International Court of Arbitration of the International Chamber of Commerce (ICC).

María Juliana Alban Durán (44) has served as Compliance Vice-President and Compliance Officer since July 2015. Ms. Alban holds a law degree from Universidad Sergio Arboleda with a specialization in commercial and financial Law from the same institution. Beginning in 2007, Ms. Alban previously worked in the Attorney General’s Office (Procuraduría General de la Nación) as Attorney General for State Contracts, General Secretary and Chief of Legal Office, among others.

Alejandro Arango Lopez (60) has served as Vice-President of Human Resources at Ecopetrol S.A. since October 2014. He has more than 20 years of professional experience around the world and has worked as Vice-President of Human Resources at Banco Santander in Colombia and as Human Resources Director of the Consumer Finance Division, Strategy Division and Cards Division at Banco Santander in Spain. Mr. Arango has also served as Human Resources Director for the Asia Pacific region at Banco Santander in Hong Kong and as Global Human Resources Division T&O, among others. Mr. Arango holds a degree in strategic marketing from CESA School of Business, a bachelor’s degree in theology from the Universidad Hochschule Sankt Georgen (Frankfurt) and a bachelor’s degree in philosophy from Javeriana University.

Andres Eduardo Mantilla Zarate (49) has served as the Director of the Colombian Petroleum Institute of Ecopetrol, the technology development center of the company, since September 2013. He holds a degree in Petroleum Engineering from Universidad Industrial de Santander, Colombia, a Master of Science degree in Petroleum Engineering from Stanford University, and a Ph.D. in Geophysics from Stanford University. His professional work includes the leadership and management of oil and gas technology development, demonstration and implementation teams. He had previously worked for Ecopetrol holding various positions between 1994 and 2006. Before rejoining Ecopetrol in 2013, he worked for BP Colombia, Marathon Oil Company and Maersk Oil. During his professional career, he has had exposure to exploration and production projects and the evaluation of new ventures in Colombia, the Gulf of Mexico, the North Sea, West Africa, South America and the Middle East.

Isabel Cristina Ampudia Rendón (52) has served as interim Vice-President of Sustainable Development at Ecopetrol since February 2020. She is an agronomist - zootechnist from the Universidad Nacional de Colombia and holds a master’s degree in political studies from Universidad Javeriana, an MBA from the Universidad del Valle. She is also a specialist in public management for social development at Alcalá de Henares University of Spain. She has worked as Coordinator at the National Center for Territorial Advice of the National Federation of Coffee Growers in the Departamental Committee of Coffee Growers of Valle del Cauca (Colombia), as Project Director at the Corporation for Development and Peace of Valle del Cauca, as National Director of the National Network of Regional Programs of Peace and Development, and as Executive Director of the Association of Petroleum Foundations. She has also worked in the academic arena, teaching at recognized universities in Colombia.

Carlos Andrés Santos Nieto (42) has served as Vice-President of Supply and Services since August 7, 2018. Prior to his appointment as Vice-President of Supply and Services, he was Procurement and Supply Chain Manager at Ecopetrol. Mr. Santos is an economist from Universidad Externado de Colombia and holds a postgraduate degree in international economics from the same institution and a college diploma course in advanced negotiations from Universidad CESA, and has completed other negotiations training provided by BP in Colombia, Alaska and London. Prior to joining the Company, he served as Offshore Business Unit General Manager in Coremar Group and Procurement & Supply Chain Manager Drilling, Wells, Subsurface and Offshore in Equion Energia Limited (Former BP Exploration Colombia). He also served as Latin America Procurement Sourcing Manager for Merck Sharp & Dohme and Procurement & Supply Chain Manager Specialist for Quala Colombia S.A. He has held various positions within BP as PSCM Drilling & Wells Category Lead, Iraq SPU in London, PSCM Market Intelligence Lead & Deflation Project Lead in Alaska, PSCM Specialist D&W in Alaska, PSCM Specialist O&M in Colombia, PSCM Commercial Analyst in Colombia and PSCM Specialist Business Support in Colombia.

Ernesto Gutiérrez de Piñeres (46) has served as Digital Vice-President since October 2018. Mr. Gutierrez de Piñeres is a Systems Engineer and Information Systems Management Specialist from University of Norte de Barranquilla, and holds an Executive MBA from Los Andes University. He has more than 19 years of experience as Director and Manager (CIO) of information technology areas in different multinational companies on multiple industry sectors, leading and developing high performance teams in Colombia, USA, Central and South America. Mr. Gutierrez de Piñeres is an executive with experience in transforming technology areas into business partners and generators of value for the organizations through technology-based innovation, team development and technology strategies that leverage corporate strategy and competitive business.

None of our Directors, Executive Officers or members of senior management has any familial relationship with any Director, Executive Officer or member of senior management.

7.6	Compensation of Directors and Management

Based on a resolution adopted at our annual shareholders’ meeting in 2012, compensation for Directors’ attendance in person at meetings of the Board of Directors and/or committee meetings increased from the equivalent of four to six minimum monthly wage salaries, which totals approximately COP$5.2 million for 2020 and COP$5.0 million for 2019. See Note 30.1 to our consolidated financial statements for more details.

During 2019, the total compensation paid to our Directors, executive officers and senior management active amounted to COP$26.52 billion. This includes amounts paid to certain of our Directors, executive officers and senior management pursuant to a bonus plan under which such persons are entitled to receive contingent compensation based on our company results for each full year. The contingent compensation ranges from 0% to 150% of each person’s base compensation based on our company performance.

Only three members of our management team are eligible to receive pension and retirement benefits from us. The total amount recorded as of December 31, 2019 to provide pension and retirement benefits amounted to COP$18,740 million.

7.7	Share Ownership of Directors and Executive Officers

No individual Director or executive officer beneficially owns more than 1% of our outstanding shares.

The following executive officers own shares of Ecopetrol:

Table 60 – Executive Officers owning Ecopetrol’s shares

Executive Officer	Shares(1)%
Felipe Bayón Pardo	8,418	0.00002%
Jaime Eduardo Caballero Uribe	30,000	0.00007%

(1)	As of March 25, 2020.

Under Colombian law, all of our shareholders have the same economic privileges and voting rights.

7.8	Controls and Procedures

Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2019, we evaluated the design and effectiveness of our financial disclosure controls and procedures under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and monitored by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles, and it includes those policies and procedures that: i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

As of the year ended December 31, 2019, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Consistent with the guidance issued by the Securities and Exchange Commission that an assessment of recently acquired businesses may be omitted from management’s annual report on internal control over financial reporting in the year of acquisition, management excluded the assessment of the effectiveness of internal control over financial reporting of Inversiones de Gases de Colombia S.A. and its subsidiaries (“Invercolsa”). Invercolsa, which is included in the 2019 consolidated financial statements of the Company, represented 0.8% of total and net assets as of December 31, 2019, and 0.1% and 0.2% of revenues and net income, respectively, for the year then ended. More details regarding Invercolsa’s acquisition can be found in note 12 of our 2019 consolidated financial statements.

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

Audit and Non-Audit Fees

Our consolidated financial statements for the fiscal years ended December 31, 2019, 2018 and 2017 were audited by Ernst & Young Audit S.A.S. The following table sets forth the fees billed to us by Ernst & Young Audit S.A.S. during the fiscal years ended December 31, 2019 and December 31, 2018.

Table 61 – Fees Billed to us by Ernst & Young Audit S.A.S.

	As of December 31,
	2019	2018
	(in millions of Colombian Pesos, excluding 19% value added tax)
Audit fees	10,343	11,742
Audit-related fees	–	19
Tax fees	–	71
All other fees	–	–
Total	10,343	11,832

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

Changes in Internal Control over Financial Reporting

There were no changes made in our internal control over financial reporting during the year ended December 31, 2019 that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Audit S.A.S.’s attestation report on our internal control over financial reporting is included in their audit report accompanying our consolidated financial statements. See Report of Independent Registered Public Accounting Firm to the consolidated financial statements.

Significant Changes

For a description of significant events since December 31, 2019, please see Note 33 to our consolidated financial statements.

8.	Financial Statements

Ecopetrol S.A.
Consolidated Financial Statements
At December 31, 2019 and 2018 and for three years ended December 31, 2019, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ecopetrol S.A. (the Company) as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and financial statement schedules listed in exhibits 1 and 2 (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 31, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of recoverable amount of long-lived assets in the Cartagena refinery
Description of the Matter

As described in notes 4.12 and 17 of the consolidated financial statements, management assesses, at each reporting date, whether there is an indication that long-lived assets may be impaired. If any indication exists, or when annual impairment testing for an asset is required, management estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (CGU’s) fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s or CGU’s recoverable amount since the last impairment loss was recognized. In 2019, the Company reversed a previously recognized impairment loss in the Cartagena refinery of COP $911,597 million.

Auditing management’s estimate related to the determination of the assets’ or CGU’s recoverable amount was complex and required the involvement of specialists due to the highly judgmental nature of the assumptions used in the model for estimating the asset´s recoverable amount. In particular, the estimation to determine the recoverable amount was sensitive to significant assumptions, such as changes in the weighted average cost of capital, sales price of refined products, refining margins and the level of operational expenditures, which are affected by expectations about future market or economic conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s processes to determine the recoverable amount of the CGUs, including controls over management’s review of the significant assumptions described above.

Our audit procedures included, among others, assessing methodologies and testing the significant assumptions described above and the underlying data used by the Company by comparing the significant assumptions used by management to current industry and economic trends. Additionally, we performed a sensitivity analysis to evaluate the change in the recoverable amount that would result from changes in the underlying assumptions; we assessed the accuracy of the Company´s projections by comparing them to actual operating results and recalculated management's estimate projected model. We also involved our valuation specialists to assist us in the review of the weighted average cost of capital and projected financial information used in management’s estimate.

Determination of depreciation, depletion and amortization and impairment of long-lived assets
Description of the Matter

As described in note 3.1 and 3.2 to the consolidated financial statements, the computation of the units-of-production method, is used in the determination of depreciation, depletion and amortization (DD&A) of property, plant and equipment related to exploration and production and natural and environmental resources, as well as in the determination of future cash flows used in the impairment analyses of long-lived assets, uses the estimation related to oil and gas reserves. The estimation of oil and gas reserves is a Complex process and requires professional judgement.

The estimation of oil and gas reserves used to calculate the DD&A and perform the impairment analysis is a complex process and requires professional judgement. Management uses external independent engineers (hereinafter “specialists”) when estimating the reserves, which are determined based on geological, technical and economic factors. Estimates of oil and gas reserves depend upon a number of variable factors and key assumptions, including, quantities of oil and gas that are expected to be recovered, the timing of the recovery, production and operating and capital costs to be incurred, sales price, among others.

Auditing the Company’s DD&A and impairment calculation was especially complex, because of the inherent technical engineering nature of the reserves estimation process, which requires the use of specialists in the performance of the assessment, including in the determining the reasonableness of management’s key assumptions previously identified.

How We Addressed the Matter in Our Audit

We obtained an understanding of the process, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate DD&A and to perform its impairment analysis, including management’s controls over the completeness and the accuracy of the financial data provided to the specialists for use in estimating oil and gas reserves.

Our audit procedures included, among others, evaluating the professional qualifications as of the individuals responsible for overseeing the preparation of the reserve estimates by the specialists. We also assessed the qualification and competence of the specialists engaged by the Company to develop these estimates. In addition, we evaluated the completeness and accuracy of the financial data and inputs described above used by the specialists in estimating oil and gas reserves by agreeing them to source documentation. For proved undeveloped reserves, we evaluated management’s development plan for compliance with the SEC rule that undrilled locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time, by assessing consistency of the development projections with the Company’s drill plan and the availability of capital relative to the drill plan. We also tested the mathematical accuracy of the DD&A computations and reviewed the model of impairment analysis of long-lived assets by assessing the consistency between the estimation of oil and gas reserves prepared by the specialists with volumes of reserves included in the projected financial information, among other procedures.

/s/ Ernst & Young Audit S.A.S.

We have served as the Company’s auditor since 2016.

Bogota, Colombia

March 31, 2020

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on Internal Control over Financial Reporting

We have audited Ecopetrol S.A.’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Ecopetrol S.A (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Inversiones de Gases de Colombia S.A. and its subsidiaries (“Invercolsa”), which is included in the 2019 consolidated financial statements of the Company and constituted 0.8% of total and net assets as of December 31, 2019 and 0.1% and 0.2% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Invercolsa.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2019 and 2018, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes and the financial statement schedules listed in exhibits 1 and 2 and our report dated March 31, 2020 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Audit S.A.S.

Bogotá, Colombia

March 31, 2020

Ecopetrol S.A.

Consolidated statement of financial position

(In millions of Colombian pesos)

		As of December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents	6	7,075,758	6,311,744
Trade and other receivables, net	7	5,700,334	8,194,243
Inventories, net	8	5,658,099	5,100,407
Other financial assets	9	1,624,018	5,321,098
Current tax assets	10	1,518,807	1,031,307
Other assets	11	1,778,978	1,020,428
		23,355,994	26,979,227
Assets held for sale		8,467	51,385
Total current assets		23,364,461	27,030,612
Non–current assets
Trade and other receivables, net	7	786,796	755,574
Investment in associates and joint ventures	13	3,245,072	1,844,336
Property, plant and equipment	14	64,214,822	62,799,983
Natural and environmental resources	15	29,072,798	23,075,450
Right-of-use assets	5.1	456,225	—
Intangible assets	16	483,098	410,747
Deferred tax assets	10	6,809,347	3,879,427
Other financial assets	9	3,355,274	2,826,717
Goodwill	18	1,159,922	1,159,922
Other assets	11	942,481	860,730
Total non–current assets		110,525,835	97,612,886
Total assets		133,890,296	124,643,498
Liabilities
Current liabilities
Loans and borrowings	19	5,012,173	4,019,927
Trade and other payables	20	10,689,246	8,945,790
Provisions for employee benefits	21	1,929,087	1,816,882
Current tax liabilities	10	2,570,779	1,751,300
Accrued liabilities and provisions	22	789,297	814,409
Other liabilities		751,717	476,314
Total current liabilities		21,742,299	17,824,622
Non–current liabilities
Loans and borrowings	19	33,226,966	34,042,718
Trade and other payables	20	24,445	30,522
Provisions for employee benefits	21	9,551,977	6,789,669
Deferred tax liabilities	10	1,328,831	1,337,943
Non current tax liabilities	10	70,543	—
Accrued liabilities and provisions	22	9,128,991	6,939,603
Other liabilities		584,616	570,641
Total non–current liabilities		53,916,369	49,711,096
Total liabilities		75,658,668	67,535,718
Equity
Subscribed and paid in capital	23.1	25,040,067	25,040,067
Additional paid in capital	23.2	6,607,699	6,607,699
Reserves	23.3	3,784,658	5,138,895
Other comprehensive income		6,646,660	8,380,761
Retained earnings		12,334,706	9,970,492
Equity attributable to owners of parent		54,413,790	55,137,914
Non–controlling interest		3,817,838	1,969,866
Total equity		58,231,628	57,107,780
Total liabilities and equity		133,890,296	124,643,498

Ecopetrol S.A.

Consolidated statement of profit or loss

(In millions of Colombian pesos, except for basic and diluted earnings per share, which are expressed in Colombian pesos)

		For the years ended December 31,
	Note	2019	2018	2017
Sales revenue	24	71,488,512	68,603,872	55,954,228
Cost of sales	25	(44,972,360)	(41,184,379)	(36,908,325)
Gross profit		26,516,152	27,419,493	19,045,903
Administrative expenses	26	(2,151,599)	(1,653,858)	(1,764,524)
Operations and project expenses	26	(2,631,754)	(2,903,132)	(2,926,065)
(Impairment loss) reversal of impairment loss of non-current assets, net	17	(1,762,437)	(368,634)	1,311,138
Other operating income (expenses), net	27	1,056,796	(35,455)	505,403
Operating income		21,027,158	22,458,414	16,171,855
Financial results, net	28
Finance income		1,623,336	1,129,563	1,159,356
Finance expenses		(3,334,469)	(3,512,161)	(3,660,601)
Foreign exchange gain		40,639	372,223	5,514
		(1,670,494)	(2,010,375)	(2,495,731)
Share of profits of associates and joint ventures	13	366,904	165,836	93,538
Profit before income tax expense		19,723,568	20,613,875	13,769,662
Income tax expense	10	(4,718,413)	(8,258,485)	(5,800,268)
Net profit for the year		15,005,155	12,355,390	7,969,394
Net profit attributable to:
Owners of parent		13,744,011	11,381,386	7,178,539
Non–controlling interest		1,261,144	974,004	790,855
		15,005,155	12,355,390	7,969,394
Basic and diluted earnings per share	23.6	334.3	276.8	174.6

Ecopetrol S.A.

Consolidated statement of comprehensive income

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2019	2018	2017
Net profit for the year		15,005,155	12,355,390	7,969,394

Other comprehensive income that may be reclassified to profit or loss in subsequent periods -net of taxes:
Unrealized gain (loss) on hedges:
Cash flow hedge for future exports	29.1.2	238,331	(533,374)	(84,837)
Hedge of a net investment in a foreign operation	29.1.3	(61,267)	(971,954)	57,997
Cash flow hedge with derivative instruments		46,451	(52,174)	35,768
Unrealized loss on equity instruments measured at fair value		—	—	(7,828)
Foreign currency translation		8,701	2,599,242	(257,147)
		232,216	1,041,740	(256,047)
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods -net of taxes:
Remeasurement loss on defined benefit plans	21.1	(1,799,829)	(4,290)	(1,548,043)
Other gains (losses)		(175,494)	—	(11,817)
		(1,975,323)	(4,290)	(1,559,860)
Other comprehensive income -loss for the year, net of tax		(1,743,107)	1,037,450	(1,815,907)
Total comprehensive income for the year, net of tax		13,262,048	13,392,840	6,153,487

Comprehensive income attributable to:
Owners of parent		11,502,149	12,363,132	5,353,778
Non–controlling interest		1,759,899	1,029,708	799,709
		13,262,048	13,392,840	6,153,487

Ecopetrol S.A.

Consolidated statement of changes in equity

(In millions of Colombian pesos)

		Attributable to owners of parent
	Note	Subscribed and paid-in capital	Additional paid-in capital	Reserves	Other comprehensive income	Retained earnings	Total	Non-controlling interest	Total equity
Balance as of December 31, 2018		25,040,067	6,607,699	5,138,895	8,380,761	9,970,492	55,137,914	1,969,866	57,107,780
Net profit		-	-	-	-	13,744,011	13,744,011	1,261,144	15,005,155
Release of reserves		-	-	(3,050,703)	-	3,050,703	-	-	-
Dividends declared	23.4	-	-	(3,659,386)	-	(9,251,256)	(12,910,642)	(1,010,206)	(13,920,848)
Business combination	12	-	-	-	-	-	-	1,606,390	1,606,390
Other movements		-	-	-	-	176,608	176,608	(350)	176,258
Appropriation of reserves, net:	23.3
Legal		-	-	1,155,640	-	(1,155,640)	-	-	-
Fiscal and statutory reserves		-	-	509,082	-	(509,082)	-	-	-
Occasional		-	-	3,691,130	-	(3,691,130)	-	-	-
Other comprehensive income:
Gain on hedging instruments:
Cash flow hedge for future exports		-	-	-	238,331	-	238,331	-	238,331
Hedge of a net investment in a foreign operation		-	-	-	(61,267)	-	(61,267)	-	(61,267)
Cash flow hedge with derivative instruments		-	-	-	34,651	-	34,651	11,800	46,451
Foreign currency translation		-	-	-	29,507	-	29,507	(20,806)	8,701
Remeasurement loss on defined benefit plans		-	-	-	(1,799,829)	-	(1,799,829)	-	(1,799,829)
Other movements		-	-	-	(175,494)	-	(175,494)	-	(175,494)
Balance as of December 31, 2019		25,040,067	6,607,699	3,784,658	6,646,660	12,334,706	54,413,790	3,817,838	58,231,628

		Attributable to owners of parent
	Note	Subscribed and paid-in capital	Additional paid-in capital	Reserves	Other comprehensive income	Retained earnings	Total	Non-controlling interest	Total equity
Balance as of December 31, 2017		25,040,067	6,607,700	2,177,869	7,399,015	5,210,302	46,434,953	1,780,746	48,215,699
Net profit		–	–	–	–	11,381,386	11,381,386	974,004	12,355,390
Dividends declared	23.4	–	–	–	–	(3,659,386)	(3,659,386)	(840,626)	(4,500,012)
Appropriation of reserves, net		–	–	2,961,026	–	(2,961,026)	–	–	–
Other movements		–	(1)	–	–	(784)	(785)	38	(747)
Other comprehensive income:
Gain (loss) on hedging instruments:
Cash flow hedge for future exports		–	–	–	(533,374)	–	(533,374)	–	(533,374)
Hedge of a net investment in a foreign operation		–	–	–	(971,954)	–	(971,954)	–	(971,954)
Cash flow hedge with derivative instruments		–	–	–	(37,904)	–	(37,904)	(14,270)	(52,174)
Foreign currency translation		–	–	–	2,529,268	–	2,529,268	69,974	2,599,242
Remeasurement loss on defined benefit plans		–	–	–	(4,290)	–	(4,290)	–	(4,290)
Balance as of December 31, 2018		25,040,067	6,607,699	5,138,895	8,380,761	9,970,492	55,137,914	1,969,866	57,107,780

Ecopetrol S.A.

Consolidated statement of changes in equity

(In millions of Colombian pesos)

			Attributable to owners of parent
	Note	Subscribed and paid– in capital	Additional paid–in capital	Reserves	Other comprehensive income	Retained earnings	Total	Non– controlling interest	Total equity
Balance as of December 31, 2016		25,040,067	6,607,699	1,558,844	9,222,710	(402,462)	42,026,858	1,533,643	43,560,501
Net profit		—	—	—	—	7,178,539	7,178,539	790,855	7,969,394
Dividends declared	23.4	—	—	—	—	(945,684)	(945,684)	(551,494)	(1,497,178)
Appropriation of reserves, net		—	—	619,025	—	(619,025)	—	—	—
Other movements		—	1	—	2	(1,066)	(1,063)	(48)	(1,111)
Other comprehensive income:
Gain (loss) on hedging instruments
Cash flow hedge for future exports		—	—	—	(84,837)	—	(84,837)	—	(84,837)
Hedge of a net investment in a foreign operation		—	—	—	57,997	—	57,997	—	57,997
Cash flow hedge with derivative instruments		—	—	—	25,984	—	25,984	9,784	35,768
Loss on equity instruments measured at fair value		—	—	—	(7,828)	—	(7,828)	—	(7,828)
Foreign currency translation		—	—	—	(255,153)	—	(255,153)	(1,994)	(257,147)
Remeasurement loss on defined benefit plans		—	—	—	(1,548,043)	—	(1,548,043)	—	(1,548,043)
Other movements		—	—	—	(11,817)	—	(11,817)	—	(11,817)
Balance as of December 31, 2017		25,040,067	6,607,700	2,177,869	7,399,015	5,210,302	46,434,953	1,780,746	48,215,699

Ecopetrol S.A.

Consolidated statement of cash flows

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2019	2018	2017
Cash flow provided by operating activities:
Net profit for the period		15,005,155	12,355,390	7,969,394
Adjustments to reconcile the net profit to net cash provided by operating activities:
Income tax expense	10	4,718,413	8,258,485	5,800,268
Depreciation, depletion and amortization	5.1, 14,15,16	8,582,783	7,704,850	8,281,347
Foreign exchange income	28	(40,639)	(372,223)	(5,514)
Finance cost of loans and borrowings	28	1,894,490	2,399,414	2,385,994
Finance cost of post–employment benefits and abandonment costs	28	757,509	668,782	753,047
Withdrawal of exploratory assets and dry wells	15	340,271	898,924	898,264
Loss on disposal of non–current assets		121,121	75,835	26,686
(Gain) loss on acquisition of participations	27	(1,048,924)	12,065	(451,095)
Loss on impairment of short–term assets	27	90,441	136,044	30,600
Impairment loss (reversal) of non-current assets	17	1,762,437	368,634	(1,311,138)
Loss (gain) on fair value adjustment of financial assets		18,551	(92,906)	(104,706)
Share of profit of associates and joint ventures		(366,904)	(165,836)	(93,538)
Net gain on the sale of assets held for sale		(2,846)	—	(166,389)
Gain on sale of equity instruments measured at fair value			—	(13,236)
Hedge ineffectiveness		5,173	35,239	8,918
Realized loss (gain) on foreign exchange cash flow hedges	24	386,773	(128,404)	(160,772)
Net change in operational assets and liabilities:
Trade and other receivables		2,381,905	(2,039,161)	(2,189,473)
Inventories		(597,552)	(448,135)	(323,626)
Trade and other payables		1,389,064	1,355,175	21,417
Tax assets and liabilities		(1,409,334)	(1,413,915)	(493,533)
Provisions for employee benefits		(234,629)	(181,060)	(227,384)
Provisions and contingencies		(253,043)	(89,345)	104,135
Other assets and liabilities		(492,745)	(218,542)	451,263
		33,007,470	29,119,310	21,190,929
Income tax paid		(5,295,703)	(6,650,116)	(4,217,303)
Net cash provided by operating activities		27,711,767	22,469,194	16,973,626
Cash flow from investing activities:
Investment in property, plant and equipment	14	(4,012,659)	(3,302,929)	(2,363,283)
Investment in natural and environmental resources	15	(9,798,193)	(5,051,828)	(3,426,405)
Acquisitions of intangibles	16	(168,289)	(105,669)	(175,868)
Acquisition of interests in joint operations		—	—	(141,950)
Sales (purchases) of other financial asset, net		3,117,549	(843,612)	564,754
Interests received		481,674	383,624	405,562
Dividends received		189,169	108,991	270,136
Proceeds from sales of assets held for sale		—	—	159,041
Proceeds from sales of equity instruments measured at fair value		—	—	56,930
Proceeds from sales of property, plant and equipment		154,780	92,620	267,324
Net cash used in investment activities		(10,035,969)	(8,718,803)	(4,383,759)
Cash flow used in financing activities:
Proceeds from borrowings		359,876	517,747	444,827
Repayment of borrowings		(1,596,630)	(9,270,262)	(9,007,340)
Interest payments		(1,766,223)	(2,610,562)	(2,696,979)
Lease payments	5.1	(300,326)	—	—
Dividends paid		(13,867,029)	(4,427,701)	(1,504,647)
Net cash used in financing activities		(17,170,332)	(15,790,778)	(12,764,139)
Exchange difference in cash and cash equivalents		258,548	406,246	(290,310)
Net increase (decrease) in cash and cash equivalents		764,014	(1,634,141)	(464,582)
Cash and cash equivalents at the beginning of the year		6,311,744	7,945,885	8,410,467
Cash and cash equivalent at the end of the year	6	7,075,758	6,311,744	7,945,885

Non-cash transactions
Recognition of right-of-use assets and lease liabilities	5.1	685,128	—	—
Fair value for change in participation in Invercolsa	12	2,932,110	—	—

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

Ecopetrol S.A. (“Ecopetrol”) is a mixed economy company, of a commercial nature, incorporated in 1948 in Bogotá – Colombia, and the parent company of the Ecopetrol Business Group. Its corporate purpose is to conduct commercial or industrial activities related to the exploration, exploitation, production, refining, transportation, storage, distribution and commercialization of hydrocarbons and their derivatives and products, directly or through its subsidiaries (collectively referred to as “Ecopetrol Business Group”).

11.51% of Ecopetrol shares are publicly traded on the New York and Colombian Stock Exchanges. The remaining shares (88.49% of total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol is Bogotá – Colombia, Carrera 13 No. 36 – 24.

2.	Basis for presentation

2.1	Statement of compliance and authorization of financial statements

The consolidated financial statements of Ecopetrol and its subsidiaries as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Accounting policies described in Note 4 have been applied consistently in all years presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Ecopetrol on March 31, 2020.

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

The following subsidiaries were incorporated in the years indicated:

2019

a)

In November 2019, Ecopetrol obtained an additional 8.53% ownership interest in Invercolsa, through the Supreme Court of Justice final ruling stating that Mr. Fernando Londoño’s attempt to acquire Invercolsa’s shares owned by Ecopetrol S.A. was not valid. As a result, Ecopetrol obtained control of Invercolsa, with a total ownership interest of 51.88%. No consideration was paid for the shares obtained as a result of the judicial ruling. See Note 12

The subsidiaries that started being consolidated as a result of obtaining control of Invercolsa are as follows:

•	Inversiones de Gases de Colombia S.A., whose main corporate purpose is to hold investments in companies associated with activities in the energy sector; the exploration, exploitation, refining, transformation, transport, distribution and sale of hydrocarbons and their derivatives in the national territory; and to encourage the establishment of new companies and to hold shares or corporate interests therein.

•	Alcanos de Colombia S.A. E.S.P., whose main corporate purpose is to provide fuel gas to homes in Neiva and throughout Colombia; to construct and operate gas pipelines, distribution networks, regulation, measurement and compressor stations and any works undertaken necessary for the management and commercialization of public services.

•	Metrogas de Colombia S.A. E.S.P., whose main corporate purpose is to commercialize and distribute fuel gas; to explore, store, use, transport, refine, purchase, sell and distribute hydrocarbons and their derivatives in all their forms and representations.

•	Gases del Oriente S.A. E.S.P., whose main corporate purpose is to provide fuel gas to homes by distributing gas and performing all activities complementary to the provision thereof.

•	Promotora de Gases del Sur S.A. E.S.P., whose main corporate purpose is to promote the affiliation of national or foreign capital, public or private and to achieve the gas massification project in the Huila department, through a gas pipeline from the Neiva municipality to the Hobo municipality.

•	Gasoducto de Oriente S.A., whose main corporate purpose is to design and construct hydrocarbon production and treatment plants, such as gas pipelines, oil pipelines and others, as well as to invest in projects related thereto.

•	Combustibles Líquidos de Colombia S.A. E.S.P., whose main corporate purpose is to commercialize wholesale fuel gas, to distribute LPG to homes and to carry out complementary activities to this distribution, as well as to store, transport, package, distribute and sell LPG.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

b)

In July 2019, two companies were incorporated to enable the operation between Ecopetrol S.A. and Occidental Petroleum Corp. (OXY), whereby it was agreed to form a Joint Operation to execute a joint plan for the development of Unconventional Deposits in the Texas Permian Basin.

The two companies incorporated were the following:

•	Ecopetrol USA Inc., whose corporate purpose is to participate in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

•	Ecopetrol Permian LLC., whose corporate purpose is to carry out any or all lawful businesses for which limited liability companies can be organized in accordance with the Delaware Limited Liability Companies Act.

c)	Two companies in Mexico were incorporated to provide administrative and technology services to Ecopetrol Mexico. The two companies created were: Topili Servicios Administrativos S. de R.L. de C.V. and Kalixpan Technical Services S. de R.L. de C.V.

2018

•	Ecopetrol Energía S.A.S. E.S.P: whose corporate purpose is to commercialize electric power for the Ecopetrol Business Group Ecopetrol holds a 99% direct interest in the subsidiary and an indirect interest of the remaining 1% through Andean Chemicals Ltd.

2017

•	Esenttia Resinas del Perú SAC: a wholly–owned subsidiary whose corporate purpose is to commercialize polypropylene resins and master batches in Peru.

•	ECP Hidrocarburos México S.A. de CV: a wholly–owned subsidiary, engaged in operating oil contracts in Mexico, starting with blocks 6 and 8 of Round 2.1 in shallow waters.

2.3	Basis of presentation

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

The consolidated financial statements are presented in Colombian Pesos, which is the Ecopetrol’s functional currency. For each Ecopetrol Business Group entity, its functional currency is determined based of the main economic environment where it operates.

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

The financial statements are presented in Colombian pesos rounded up to the closest million unit (COP$ 000,000) except when otherwise indicated.

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

An asset or liability is classified as current when:

•	It is expected to be realized or intended to be sold or consumed (or expected to be settled, in the case of liabilities) in the ordinary course of business;

•	Held mainly for the purpose of trading;

•	Expected to be realized (or to be settled, in the case of liabilities) within twelve months after the reporting period; or

•	In the case of the assets, it is cash or a cash equivalent, unless the exchange of such asset or liability is restricted or to be used to settle a liability at least twelve months after the reporting period; or

•	In the case of a liability, there is no unconditional right to defer settlement of the liability until at least twelve months after the reporting period.

Other assets and liabilities are classified as non–current.

Deferred tax assets and liabilities are classified as non–current assets and liabilities.

2.7	Earnings per share (basic and diluted)

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

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion and amortization, is presented in Notes 14 and 15.

3.2	Assets impairment

Management uses its professional judgment in assessing the existence of evidence of an impairment loss or reversal, based on internal and external factors.

When an indicator of impairment loss or reversal of impairment of prior period impairment exists, the Ecopetrol Business Group estimates the recoverable amount of the cash generating units (CGU), which is considered the greater of fair value less costs of disposal and the value in use.

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

A financial instrument is any contract that creates a financial asset for one entity and a financial liability or equity instrument for another entity.

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

Measurements at fair value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place in the principal market of the asset or liability or in the absence of a principal market in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset for its most profitable use or by selling it to another market participant that would use the asset in its highest and best use.

The Group uses valuation techniques that are appropriate for the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

For derivative contracts for which a quoted market price is not available, fair value estimates are generally determined using models and other valuation methods, the key inputs for which include future prices, volatility estimates, price correlation, counterparty credit risk and market liquidity, as appropriate. For other assets and liabilities, fair value estimations are generally based on the net present value of expected future cash.

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

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Ecopetrol Business Group has applied the practical expedient, the Ecopetrol Business Group initially measures a financial asset at its fair value plus, and, in the case of a financial asset not at fair value through profit or loss, at transaction costs. Trade receivables that do not contain a significant financing component or for which the Ecopetrol Business Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

The Ecopetrol Business Group classifies its financial assets in the following categories:

a)	Financial assets measured at fair value through profit or loss

Financial assets are held for trading and financial assets designated at the time of the initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired to be sold or repurchased in the short term. They are recognized at their fair value and losses or profits arising at the time of re–measurement are recognized in the statement of profit or loss.

b)	Financial assets measured at fair value with changes in other comprehensive income

These are equity instruments of other non–controlled and non–strategic companies not allowing for any type of control or significant influence thereon and where the Ecopetrol Business Group’s management does not intend to negotiate with them in the short term. These investments are recorded at their fair value and unrealized gains or losses are recognized in other comprehensive income.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

c)	Financial assets at amortized cost

This category is the most relevant to the Group. The Group’s financial assets at amortized cost includes trade receivables, other receivables, loans to associates, and loans to employees.

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

The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows

•	The contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

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

Bonds and bank credit facilities (this is the category most relevant to the Group) are initially recognized at their fair value, net of directly attributable transactions cost. After initial recognition, interest–bearing credit facilities and bonds are subsequently measured at amortized cost, using the effective interest rate (EIR) method. The effective interest method amortization is included as a financial expense in the statement of profit or loss. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

Accounts payable to suppliers and creditors are short–term financial liabilities recorded at nominal value, since it does not significantly differ from fair value.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Derecognition

A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability has been replaced by another from the same lender, under substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de–recognition of the original liability and recognized as a new liability. The difference between the respective carrying amounts is recognized in the statement of profit or loss.

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

4.1.5	Hedging operations

For purposes of hedge accounting, hedges are classified as:

•	Cash flow hedges: hedges of the exposure to variability in cash flows attributable to a particular risk associated with all, or a component of, a recognized asset or liability or a highly probable forecast transaction, and that could affect profit or loss.

•	Hedges of net investments in foreign operations.

•	Fair value hedges: hedges of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or a component of any such item, that is attributable to a particular risk and that could affect profit or loss.

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

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized as OCI while any gains or losses relating to the ineffective portion are recognized in the statement of profit or loss. On the disposal of a foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the statement of profit or loss.

Ecopetrol allocates long–term loans as hedging instruments for its exposure to foreign exchange risk on its investment in subsidiaries whose functional currency is the U.S. dollar. See Note 28 for further information.

4.1.5.3	Fair value hedge

The gain or loss on the hedging instrument shall be recognized in profit or loss or other comprehensive income, if the hedging instrument hedges an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income.

The hedging gain or loss on the hedged item shall adjust the carrying amount of the hedged item (if applicable) and be recognized in profit or loss. If the hedged item is a financial asset (or a component thereof) that is measured at fair value through other comprehensive income, the hedging gain or loss on the hedged item shall be recognized in profit or loss. However, if the hedged item is an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income, those amounts shall remain in other comprehensive income.

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

Related parties are considered those in which one party has the ability to control, or has joint control of the other, or exercises significant influence over the other party in making financial or operational decisions, or is a member of key management personnel (or close relative of a member). The Ecopetrol Business Group considers related parties to be associates, joint ventures, key management executives, entities managing resources for payment of employee post–employment benefit plans and Colombian government entities for the purposes of certain relevant transactions, such as the purchase of hydrocarbons and the fuel price stabilization fund (see Note 30 – Related parties).

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

Impairment

Assets associated to exploration, evaluation and production are subject to review for possible impairment in their carrying amount. See Notes 3.2 — Asset impairment (reversal) and 4.12 — Impairment of non–financial assets.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.11	Leases

As of January 1, 2019, the Group applied IFRS 16 – Leases. See Note 5.1.

4.12	Impairment of non–current assets

In order to evaluate if any tangible or intangible assets are impaired, Ecopetrol compares its carrying amount with its recoverable amount at the end of each reporting period or earlier, if there is any indicator that an asset may be impaired.

For purposes of impairment testing, assets are grouped into cash generating units (CGU), provided that those assets individually considered do not generate cash inflows that, to a greater extent, are independent from those generated by other assets or CGUs. The grouping of assets in different CGUs requires the exercise of professional judgment and the consideration, among other parameters, of the business segments. In this sense, in the Exploration and Production segment, each CGU corresponds to each one of the different contractual areas commonly called “fields”; by exception, in those cases where the cash inflows generated by several fields are interdependent from each other, those fields are grouped into a single CGU. In the case of the Refining and Petrochemicals, each CGUs corresponds to each one of the refineries and companies in this segment of the Ecopetrol Business Group and for the Transportation segment; each pipeline system is considered an independent CGU.

The recoverable amount of an asset is the higher amount of the fair value less costs of disposal or its value in use. If the recoverable amount of an asset (or of a CGU) is lower than its net carrying amount, such amount (or that of the CGU) is reduced to its recoverable amount, recognizing an impairment loss in profit or loss.

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

When an impairment loss is recorded, future amortization expenses are calculated on the basis of the adjusted recoverable amount. Impairment losses may be recovered only if the reversal is related to a change in estimations used after impairment loss was recognized. These recoveries do not exceed the carrying amount of the assets net of depreciation or amortization that would have been determined if such impairment had not been recognized.

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

Income tax expense is comprised of income tax payable for the period and the effect of deferred taxes in each period.

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

Deferred taxes are not recognized when they arise in the initial recognition of an asset or liability in a transaction (except in a business combination) and at the time of the transaction, do not affect the accounting or tax profit, or in respect of the taxes on the possible future distribution of accumulated profits of subsidiaries or investments accounted for by the equity method, if at the time of the distribution it may be controlled by Ecopetrol and it is probable that the retained earnings will be reinvested by the Ecopetrol Business Group companies and, therefore, will not be distributed to the Group.

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

Salaries and benefits for Ecopetrol’s employees are governed by the Colombian Collective Labor (Agreement 01 of 1977), and, by the Colombian Substantive Labor Code. In addition to the benefits determined by labour laws, employees are entitled to fringe benefits which are subject to the place of work, type of work, length of service, and basic salary. An annual interest of 12% is recognized on accumulated severance amounts for each employee, and the payment of compensation is provided for when special circumstances arise resulting in the non–voluntary termination of the contract, without justified cause, and in periods other than the probationary period.

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

In 2008, Ecopetrol partially settled the value corresponding to monthly pension payments from its pension liabilities, transferring such liabilities and their underlying amounts to autonomous pension funds (PAP, for its acronym in Spanish). The funds transferred, and returns on those funds, cannot be redirected, nor can they be returned to the Ecopetrol Business Group, until all of the pension obligations have been fulfilled. The settled obligation covers allowances and pension bonds payments, with health and education remaining Ecopetrol’s responsibility.

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

Liabilities recognized in the statement of financial position with respect to these benefit plans are determined based on the present value of the defined benefit obligation at the date of the statement of financial position less the fair value of plan assets.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In determining the appropriate discount rate, in absence of a broad high quality bond market, Management considers interest rates corresponding to the class B TES bonds issued by the Colombian Government as its best reference, at an appropriate discount rate with maturities extrapolated in line with the term expected for each benefit plan. The mortality rate is based on the particular country’s rate, the latest version of which is the RV08 mortality table published in resolution 1555 of October 2010. The future salary and pension increases are linked to the country’s future inflation rates. Note 20 – Provisions for employee benefits provides further details on key assumptions used.

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

The Ecopetrol Business Group’s business is based on three principal sources of revenue from customer contracts: 1) sales of crude oil and natural gas, 2) services associated with the transport of hydrocarbons, and 3) sales of refined products, petrochemicals and biofuels. Revenue from customer contracts is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration that the Ecopetrol Business Group expects to receive in exchange for those goods or services.

Sales of crude oil and natural gas

Revenue from sales of crude oil and natural gas is recognized upon transfer of control to the buyer. This generally occurs when the product is physically transferred into a vessel, pipe or by another delivery method, thus fulfilling the Ecopetrol Group’s performance obligations to its customers.

For some natural gas supply contracts with a replacement period, a distinction is made between quantities of gas consumed and not consumed in order to recognize the respective revenue or liability relating to quantities that will be requested in the future. Once the customer claims such natural gas, the revenue is recognized.

Services associated with hydrocarbons transport

Revenue from transport services is recognized when the service is provided to the customer and there are no contractual conditions that prevent recognition of the revenue. Ecopetrol Business Group companies are principal in providing these services.

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

In other cases the, Ecopetrol Business Group recognizes revenue when the performance obligation is satisfied, giving rise to the certain, probable and quantifiable right to demand payment.

Under current local regulation, Ecopetrol sells regular gasoline and ACPM in Colombia at a regulated price.

In accordance with Decree 1068 of 2015, the Ministry of Mines and Energy semiannually calculates and settles Ecopetrol’s net position to be stabilized for each fuel by the Fuel Price Stabilization Fund (FEPC, for its acronym in Spanish). The net position corresponds to the sum of the spreads throughout the period, the result of which is the amount in pesos owed to the Company and charged to the resources of the FEPC. The differential corresponds to the product between the volume reported by the Company at the time of sale and the difference between the parity price and the reference price, the parity price being that which corresponds to the daily prices of motor and diesel gasoline observed during the month, expressed in pesos, referenced to the Gulf of the United States market, calculated by applying Resolution 18 0522 of 2010, and the reference price is the Producer Income defined by the Ministry of Mines and Energy for these purposes. Therefore, this differential constitutes a greater or lesser value of sales revenue for Ecopetrol.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

According to the risk profiles, the Ecopetrol Business Group manages advance payment systems for some of its customer contracts.

Significant financing component

Generally payments received from customers are short term. Using the practical expedient in IFRS 15, the Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and the customer’s payment for that good or service to be one year or less.

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

Agreements signed with customers do not include variable considerations such as rebates, refunds or discounts.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

a)	Exploration and production: This segment includes activities related to the exploration and production of oil and gas. Revenues are derived from sales of oil and natural gas at market prices to other segments and to third parties (domestic and foreign distributors). Costs include costs incurred in production. Expenses include all exploration costs that are not capitalized.

b)	Transport and logistics: This segment includes sales revenue and costs associated with the transport and distribution of hydrocarbons and derivative products in operation.

c)	Refining, petrochemicals and biofuels: This segment mainly includes activities performed at the Barrancabermeja and Cartagena refineries, where crude oil from production fields is refined or processed. Revenues are derived from the sale of products to other segments and to domestic and foreign customers and include refined and petrochemical products at market prices and some fuels at regulated price. This segment also includes industrial service sales to customers.

See information by segments in Note 32.

5.	New standards and regulatory changes

5.1	New standards adopted by the Group, effective as of January 1, 2019

IFRS 16 - Leases

As of January 1, 2019, the Ecopetrol Business Group adopted IFRS 16, “Leases” (“IFRS 16”). The effects of the adoption of IFRS 16 are described below:

IFRS 16 was issued in January 2016 and supersedes IAS 17 “Leases,” IFRIC 4 “Determining whether an Arrangement Contains a Lease” (“IFRIC 4”), SIC-15 “Operating leases – Incentives” and SIC-27 “Evaluating the Substance of Transactions in the Legal Form of a Lease.” IFRS 16 sets the principles of recognition, measurement, presentation and disclosure of leases and requires lessees to record all their leases under a balance sheet registration model similar to the recording of financial leases under IAS 17. The standard includes two practical expedients for lessees: leases of low-value assets and short-term leases (those with lease terms of 12 months or less). On the commencement date of the lease, a lessee is required to recognize a liability corresponding to the total lease payments and a right-of-use asset which is an asset representing the lessee’s right-of-use of the leased asset during the lease term. The lessees is required to separately recognize interest expense on the lease liability and the depreciation expense on the right-of-use asset.

The Ecopetrol Business Group elected to use the transition practical expedient not to reassess whether a contract is, or contains, a lease at January 1, 2019. Instead, the Group applied the standard only to contracts that were previously identified as leases under IAS 17 and IFRIC 4.

a)	Effect of adoption

The Ecopetrol Business Group adopted IFRS 16, using the modified retrospective method of adoption. The Ecopetrol Business Group recognised right-of-use assets and subleases for COP$490,245 as of January 1, 2019, and a corresponding lease liability for the same amount. Therefore, there was no effect in retained earnings upon initial application.

b)	Summary of the new accounting policies

Definition of a lease

Prior to the application of IFRS 16, the Ecopetrol Business Group assessed at contract inception whether a contract is, or contained, a lease in accordance with IFRIC 4. Upon application of IFRS 16, the Ecopetrol Business Group assesses whether a contract is, or contains, a lease by determining whether it conveys the right-of-use of an asset (the underlying asset) for a period of time in exchange for consideration. To assess whether a contract conveys the right to control an identified asset, the regulations of IFRS 16 are used.

Ecopetrol Business Group as a lessee

On the commencement date of the lease, the Ecopetrol Business Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying asset during the lease term. The interest expense on the lease liability and the depreciation expense on the right-of-use asset are recognised separately.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Right-of-use assets

The Ecopetrol Business Group recognizes right-of-use assets on the commencement date of the lease (that is, the date on which the underlying asset is available for use). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are amortized in a straight-line basis during the lease term. Right-of-use assets are subject to impairment assessment. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received

Lease liabilities

At the commencement date of the lease, the Ecopetrol Business Group recognizes lease liabilities measured at the present value of the lease payments to be made during the term of the lease. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable payments that do not depend on an index or rate are recognised as expenses in the period in which an event or condition indicates that the payment will occur.

In order to calculate the present value of the lease payments, the Ecopetrol Business Group uses the incremental borrowing rate on the lease’s commencement date. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and low-value asset leases

The Ecopetrol Business Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

Ecopetrol Business Group as a lessor

Leases in which the Ecopetrol Business Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operational. Rental income is recognised in the statement of profit or loss on a straight-line basis over the lease terms.

Other leases are classified as finance leases, and the Ecopetrol Business Group records an account receivable, for an amount equal to the net investment in the lease.

Joint Operating Agreements (JOA)

In JOA agreements, the Ecopetrol Business Group assesses whether it controls the use of the asset. If the Ecopetrol Business Group, as the operator, controls the use of the asset, it recognizes the entire right-of-use and lease liability in the consolidated financial statements. In addition, the Ecopetrol Business Group assesses whether, due to the contractual characteristics of the lease, each of the parties to the joint arrangement need to account for their respective interests in the joint arrangement.

c)	Amounts recognized in the consolidated statement of financial position and in consolidated statement of profit or loss:

The book values of the right-of-use assets, the lease liabilities and the movements for the period are detailed below:

	Right-of-use assets
	Lands and buildings	Plant and equipment	Vehicles	Right-of-use assets	Sublease	Lease liabilities
Balance as of December 31, 2018 (1)	—	—	—	—	—	797,889
IFRS 16 adoption (January 1, 2019)	236,519	78,412	145,704	460,635	29,610	490,245
Additions	26,252	123,341	74,900	224,493	—	224,493
Amortization of the period	(44,254)	(50,944)	(80,156)	(175,354)	—	—
Impairment loss	—	(53,488)	—	(53,488)	—	—
Disposals	(4)	(57)	—	(61)	—	(50)
Finance cost	—	—	—	—	3,302	76,139
Repayment of borrowings	—	—	—	—	(3,476)	(300,326)
Exchange difference	—	—	—	—	—	2,564
Balance as of December 31, 2019	218,513	97,264	140,448	456,225	29,436	1,290,954

(1)	Corresponds to the balance recognized by the Group as a financial lease under IAS 17.

The right-of-use assets are tested for impairment.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

6.	Cash and cash equivalents

	2019	2018
Banks	5,813,306	4,511,078
Short–term investments	1,262,105	1,799,597
Cash	347	1,069
	7,075,758	6,311,744

As of December 31, 2019, cash and cash equivalents balance included COP$85,286 (COP$92,331 as of December 31, 2018), of restricted cash to be used exclusively for the payment of loans principal and interest obtained by Oleoducto Bicentenario and Oleoducto de los Llanos. The use of short–term financial investments depends on the liquidity needs of the Ecopetrol Business Group.

The fair value of cash and cash equivalents approximates their book value due to their short–term nature.

The return on cash and cash equivalents for the years ended December 31, 2019 and 2018 were 3.2% and 3%, respectively.

The following table reflects the credit quality of issuers of investments included in cash and cash equivalents:

Rating	2019	2018
AAA	3,851,656	3,092,236
A-1	1,244,462	512,757
BRC1+	673,342	470,623
BBB	569,514	1,305,037
F1+	244,547	222,454
AA	229,473	107,520
A	167,404	—
A-2	89,996	147,186
BB	43	—
Baa2	10	—
A1	—	394,696
F1	—	48,566
Other	5,311	10,669
	7,075,758	6,311,744

See credit risk policy in Note 29.2.2

7	Trade and other receivables, net

	2019	2018
Current
Customers
Foreign	2,759,993	2,404,531
Domestic	2,015,517	1,512,821
Fuel price stabilization fund (1)	256,303	3,828,691
Accounts receivable from employees	95,693	78,459
Industrial services	47,691	154,152
Related parties (Note 30)	27,449	23,480
Other	497,688	192,109
	5,700,334	8,194,243

Non–current
Accounts receivable from employees	508,588	470,609
Related parties (Note 30)	93,657	117,824
Domestic customers	52,819	—
Other	131,732	167,141
	786,796	755,574

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)	Corresponds to the application of Resolution 180522 of March 29, 2010 and other regulations that modify and add to it (Decree 1880 of 2014 and Decree 1068 of 2015), which establish the procedure to recognize the subsidy for refiners and importers of current motor gasoline and diesel, and the methodology for calculating the net position (the value arising from the differences between the parity price and the regulated price, which can be positive or negative). During 2019, the Group received COP$5,359,869 from the stabilization fund as follows: Ecopetrol received COP$4,435,974 and Reficar received COP$923,895 for the year 2018 and the first three quarters of 2019.

The book value of trade and other receivables approximates their fair value.

The changes in the allowance for doubtful accounts for the year ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Opening balance	268,654	170,016	144,329
Additions, net	14,158	107,725	35,229
Accounts receivable write–off and uses	(21)	(9,087)	(9,542)
Closing balance	282,791	268,654	170,016

8.	Inventories, net

	2019	2018
Crude oil	1,965,022	1,958,572
Fuels and petrochemicals	1,876,247	1,524,548
Materials for the production of goods	1,816,830	1,617,287
	5,658,099	5,100,407

Crude oil, fuel and petrochemicals inventories are adjusted to the lowest between the cost and the net realizable value, as a result of fluctuations in international crude oil prices. The amount recorded for this in 2019 was COP$9,759 (2018 - COP$30,252).

The following are the changes of the allowances for losses for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Opening balance	(86,938)	(194,507)	(265,435)
(Reversals) additions, net	(44,191)	115,778	(9,134)
Foreign currency translation	371	(9,717)	4,266
Uses	(768)	1,508	75,796
Closing balance	(131,526)	(86,938)	(194,507)

9.	Other financial assets

	2019	2018
Assets measured at fair value through profit or loss
Investment Portfolio – Local currency	1,630,149	3,389,869
Investment Portfolio – Foreign currency	3,340,908	4,754,369
	4,971,057	8,144,238
Assets measured at amortized cost	3,367	3,577
Hedging instruments	4,868	—
	4,979,292	8,147,815

Current	1,624,018	5,321,098
Non–current	3,355,274	2,826,717
	4,979,292	8,147,815

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The average return of the investment portfolio in Colombian pesos and U.S. dollars were approximately 5.4% (2018 – 5.4%) and approximately 3.6% (2018 – 2.1%), respectively.

Changes in fair value are recognized in financial results (Note 28).

9.1	Restrictions

As of December 31, 2019 and 2018, there were no investments with restricted use.

9.2	Maturity

	2019	2018
Up to 1 year	1,624,018	5,321,098
1 – 2 years	983,571	1,847,241
2 – 5 years	1,791,549	823,425
> 5 years	580,154	156,051
	4,979,292	8,147,815

9.3	Fair value

The following is the balance of other financial assets by fair value hierarchy level as of December 31, 2019 and 2018:

	2019	2018
Level 1	472,547	372,636
Level 2	4,503,378	7,771,602
	4,975,925	8,144,238

There were no transfers between hierarchy levels for the years ended December 31, 2019 and 2018.

The securities comprising Group’s portfolio are valued on a daily basis according to the instructions issued by the Financial Superintendence of Colombia. To this end, the information provided by authorized entities is used, which includes data from active markets. For cases in which market data is not available, other directly or indirectly observable data is used.

For U.S. dollar–denominated investments, fair value is based on information released by Bloomberg, while for investments denominated in Colombian pesos, fair value is provided by Precia, an entity authorized by the Financial Superintendence of Colombia to provide this service.

Within the investment valuation hierarchy process, other relevant aspects are taken into account, such as the issuer’s rating, investment rating and the risk analysis of the issuer performed by the Ecopetrol Business Group.

9.4	Credit rating

The following table reflects the credit quality of the issuers of other financial assets measured at fair value through profit or loss:

	2019	2018
AAA	2,707,019	3,105,894
A+	712,934	161,160
AA	477,423	15,430
F1+	350,325	353,175
AA-	186,325	455,584
A	186,222	80,334
BBB	159,968	—
AA+	155,012	193,747
BRC1+	—	611,905
BBB+	—	18,731
A1	18,168	3,148,043
Other	17,661	235
	4,971,057	8,144,238

See credit risk policy in Note 29.2.2.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.	Taxes

10.1	Current tax assets and liabilities

	2019	2018
Current tax assets
Other taxes (1)	714,197	211,558
Income tax (2)	190,605	765,399
Credit tax balance (3)	614,005	54,350
	1,518,807	1,031,307
Current tax liabilities
Income tax (2)	1,967,353	1,065,688
Tax of industry and commerce	195,776	174,207
National tax and surcharge on gasoline	145,569	141,408
Carbon tax	54,586	48,520
Value added tax	33,098	168,185
Other taxes (4)	174,397	153,292
	2,570,779	1,751,300

Non-current tax liabilities (5)	70,543	—

(1)	It includes the potential tax discount for VAT incurred in the acquisition of real productive fixed assets, in accordance with article 83 of Law 1943 of 2018 – Tax reform, and territorial tax advances.
(2)	It mainly corresponds to the 2019 income tax provision, net of self-withholdings, balances in favor (refunds), advances tax payments filed in the statement of the immediately preceding year.
(3)	VAT balance in favor, among others.
(4)	It includes royalties, transport tax, among others.
(5)	The advance payment mechanism of “works for taxes” is regulated by article 238 of Law 1819 of 2016 - Tax reform, which established it as a form of payment in respect of income tax payable for the years 2017 and 2018. In compliance therewith, in May 2018 and 2019, the Group’s companies recognized an asset and a liability for the value of the projects designated for each fiscal year.

10.2	Income tax

The Constitutional Court judged Law 1943 of 2018 (Tax reform) to be unconstitutional and established that this decision would take effect as of January 1, 2020. However, the this law must be followed for the fiscal year 2019. Below is indicated the tax effects applicable in Colombia for 2019:

-	The income tax rate applicable to national companies, foreign companies with permanent establishments and foreign entities will be 33%.

-	The income tax rate for the 2018 tax year was 33% with a surcharge of 4% applicable on net income exceeding COP$800 million.

-	The income tax for tax free trade zone users will be 20%. The tax rate of companies located in a free trade zone with a legal stability agreement is 15% during term of the said agreement.

-	The presumptive income rate will decrease from 3.5% to 1.5% from 2018. Tax losses accumulated until December 31, 2016 that have not been compensated, may be carried forward in accordance to the formula provided in the article 290 of Law 1819/2016.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

-	For fiscal year 2019, the Ecopetrol Business Group had subsidiaries that were subject to a 33% income tax rate, subsidiaries in free trade zones that were subject to a 15% or 20% income tax rate depending upon whether or not they complied with the CEJ rules and other subsidiaries that were subject to statutory income tax rates in the countries in which they were incorporated.

-	Depreciation and amortization methods and annual percentages are limited to those established in the tax rule and depends on the type of asset. For example, machinery and equipment depreciate at 10%, infrastructure (including pipelines) at 2.22% and vehicles and computers at 20%, among others. Additionally, oil investments can be amortized using the units-of-production method.

-	The cost of acquisition of exploration rights, geology and geophysics (G&G), exploratory drilling, etc., is capitalized for tax purposes until the technical and commercial feasibility of extracting the resource is achieved.

-	Tax losses may be offset against ordinary net income obtained in the following twelve taxable years.

-	In accordance with Article 290 of Law 1819 of 2016, any excess between estimated income reported and CREE that has not yet been offset, may be offset in accordance with the formula provided for this purpose in said article and subject to the term established in Article 189 of the Tax Code.

In 2019, the National Government issued Law 2010, which modified certain substantive aspects of the Tax law. (See more detail in Note 10.2.4. Tax reform).

Statute of limitations on review of tax returns

By general rule, the statute of limitations for the income tax return is three (3) years from the deadline to timely file the return as of the date of expiration or as of the filing date, when these have been filed extemporaneously. Returns filed by taxpayers that have made transactions subject to the transfer pricing regulations have a statute of limitations of six years.

For tax returns in which tax losses are either originated or carried forward, the statute of limitations will be 12 years counted as of their filing dates.

Income tax expense

	2019	2018	2017
Current income tax	7,117,040	7,539,093	5,108,549
Deferred income tax	(2,365,108)	783,136	472,772
Adjustments to prior years’ current and deferred tax	(33,519)	(63,744)	218,947
Income tax expenses	4,718,413	8,258,485	5,800,268

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Reconciliation of the income tax expenses

The reconciliation between the income tax expenses and the tax determined based on the statutory tax rate applicable to the Ecopetrol Business Group in Colombia is as follows:

	2019	2018*	2017*
Net income before income tax	19,723,568	20,613,875	13,769,662
Statutory rate	33%	37%	40%
Income tax at statutory rate	6,508,777	7,627,134	5,507,865
ETR reconciliation items:
Non–deductible expenses	295,550	379,633	271,414
Rate differential adjustment	132,888	172,352	186,588
Impairment of non–financial assets	57,646	(128,461)	(175,750)
Increase in shareholding in Invercolsa	(2,943)	—	—
Non–taxable income	(524,658)	(119,963)	(107,881)
Prior years’ taxes	(33,520)	(63,744)	218,947
Foreign currency translation and exchange difference	(54,318)	751,210	(186,787)
Tax discounts and tax credit	(110,857)	—	—
Ecopetrol U.S.A. deferred tax	(1,550,152)	—	—
Effect of tax reform	—	(359,676)	—
Non–deductible wealth tax	—	—	85,872
Income tax calculated	4,718,413	8,258,485	5,800,268

Current	7,127,492	7,416,038	5,076,692
Deferred	(2,409,079)	842,447	723,576
	4,718,413	8,258,485	5,800,268

*Information from the years 2018 and 2017 were reclassified for purposes of comparability with 2019.

(1)	In 2019, two companies, Ecopetrol USA Inc. and Ecopetrol Permian, were created in the United States for the development of the unconventional hydrocarbons business. US tax regulations business reorganizations (IRC Section 368 (a) (1) (F)) makes it possible to offset tax losses occurring in previous years with future income tax returns. As of December 2018, Ecopetrol America Inc generated tax losses of USD $2,067 million and in 2019 it estimates these will increase to USD$107 million. Because the results of Ecopetrol America LLC and Ecopetrol Permian LLC will be consolidated into Ecopetrol USA Inc.’s financial statements, it will be responsible for the payment of taxes in the United States. IAS 12 establishes when a Company has strong evidence that will allow it to offset for deferred tax losses, it is possible to establish a deferred tax asset. The forecasts as of 2020 in the United States with the entry into operation of Ecopetrol Permian, allow for the reasonable expectation that taxable profits required to recover the losses of previous years will be generated; therefore, the recognition of the deferred tax asset is feasible.

The effective tax rate for the year ended December 31, 2019 was 23.9% (2018 - 40.1%). The decrease from the previous year is mainly due to: a) the effect of the deferred tax assets not recognized of Ecopetrol USA and Permian, b) a reduction of the nominal tax rate by 4 bps, (33% in 2019 as compared to 37% in 2018), c) the use of the 50% tax discount in the industry and commerce tax, d) the appreciation of Ecopetrol’s increased interest in Invercolsa, and, e) the application of the Tax reform for estimating the deferred tax balances; among others.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Deferred income tax

	2019	2018
Deferred tax assets	6,809,347	3,879,427
Deferred tax liabilities	(1,328,831)	(1,337,943)
Net deferred income tax	5,480,516	2,541,484

The detail of deferred tax assets and liabilities is as follows:

	2019	2018
Deferred tax assets (liabilities)
Loss carryforwards (1)	2,849,087	1,002,062
Provisions (2)	2,404,032	1,994,762
Employee benefits (3)	1,875,872	1,161,860
Accounts payable	1,631,706	1,193,098
Accounts receivable	139,410	79,591
Excess presumptive income	64,249	(37,638)
Right-of-use assets	(33,592)	—
Investments and hedging	(45,844)	(143,717)
Goodwill (4)	(363,968)	(404,394)
Property plant and equipment and Natural and environmental resources (5)	(3,040,436)	(2,304,140)
	5,480,516	2,541,484

(1)	In 2019, a deferred tax asset for loss carryforwards were recognized in the following companies: Ecopetrol USA Inc for COP$1,497,966, Refinería de Cartagena for COP$1,052,848 and Bioenergy for COP$64,343 and the excess of presumptive income over net ordinary income of Refinería de Cartagena and Bioenergy for COP$228,569 and COP$5,361 respectively.

(2)	Corresponds to non-deductible accruals, mainly the provision for asset retirement obligation (ARO).

(3)	Actuarial calculations for health, retirement pensions, education, pension bonds and other benefits to long–term employees.

(4)	According to Colombian tax law, goodwill is amortizable, while under IFRS it is not amortized but such goodwill is subject to impairment tests and any difference results in a deferred tax liability.

(5)	For fiscal purposes, natural and environmental resources and property, plant and equipment have a useful life and a methodology for calculating depreciation and amortization different from those determined under international accounting standards. This item includes the amount of tax for occasional gains of 10% to the land. The main variation corresponds to the decrease in the income tax rate from 33% to 30%.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Deferred tax details are as follows:

	PPE and Natural resources	Provisions	Employee benefits	Loss carry forwards	Accounts payable
As of December 31, 2017	(1,006,299)	1,840,988	1,373,561	611,766	208,618
Profit or loss	(1,297,841)	153,774	(178,160)	390,296	984,480
OCI	—	—	(33,541)	—	—
As of December 31, 2018	(2,304,140)	1,994,762	1,161,860	1,002,062	1,193,098
Profit or loss	(736,296)	409,270	(57,343)	1,847,025	438,608
OCI	—	—	771,355	—	—
As of December 31, 2019	(3,040,436)	2,404,032	1,875,872	2,849,087	1,631,706

	Accounts receivable	Goodwill	Right-of-use assets	Others	Total
As of December 31, 2017	94,864	(408,932)	—	(31,685)	2,682,881
Profit or loss	(15,273)	4,538	—	(884,261)	(842,447)
OCI	—	—	—	734,591	701,050
As of December 31. 2018	79,591	(404,394)	—	(181,355)	2,541,484
Profit or loss	59,819	40,426	(33,592)	441,162	2,409,079
OCI	—	—	—	(143,397)	627,958
Increase in Invercolsa shareholding	—	—	—	(98,005)	(98,005)
As of December 31, 2019	139,410	(363,968)	(33,592)	18,405	5,480,516

The Ecopetrol Business Group offsets deferred taxes assets and liabilities only if it has a legally enforceable right to offset current tax liabilities and assets; and, to the extent they relate to income taxes in the same tax jurisdiction and the same tax authority.

Deferred tax assets recognized

Deferred tax assets recognized in the consolidated financial statements as of December 31, 2019 and 2018 amounted to COP$6,809,347 and COP$3,879,427, respectively and is mainly comprised of the items included in “Detail of deferred tax assets and liabilities.”

Deferred tax assets for tax loss carryforwards and excesses of presumptive income amounted to COP$2,849,087 as of December 31, 2019 and is mainly comprised of:

•	Tax losses carryforwards that do not expire corresponding to Refinería de Cartagena, Bioenergy and Ecopetrol USA amount to COP$6,385,989 and correspond to deferred tax assets of COP$1,052,848, COP$64,343 and COP$182,977, respectively.

•	Tax loss carryforwards that expire in 20 years from the year in which they were generated corresponding to Ecopetrol USA amounting to COP$6,144,400 (USD $1,904 million) and correspond to deferred tax assets of COP$1,288,249.

Additionally, as of December 31, 2019 the excess of presumptive income amounted to COP$1,332,854 that generates a deferred tax assets of COP$228,569 in Refinería de Cartagena, COP$5,361 in Bioenergy and COP$22,590 in Ecopetrol USA. As of December 31, 2018, deferred tax assets have been recognized for an amount of COP$1,002,063 related to excesses of presumptive income and the accumulated tax losses of Refinería de Cartagena amount to COP$948,671 and Bioenergy Zona Franca S.A.S. amount to COP$53,392, as management expects these amounts will be realized in future periods.

The Ecopetrol Business Group recognizes deferred tax assets based on tax projections and the elimination of presumptive income from the year 2021, as contemplated in Law 2010/2019.

Refinería de Cartagena, Bioenergy, Ecopetrol Costa Afuera (“ECAS”), Ecopetrol USA, Permian and Andean Chemicals Ltd (“Andean”) have accumulated tax losses for a net amount of COP$12,402,061 as of December 2019 and COP$4,292,418 as of December 2018.

In accordance with the tax rules regulation applicable until December 31, 2016, excess presumptive income and minimum base excesses generated before 2017 in income and supplementary taxes and in income tax for equity equality - (CREE, as its acronym in Spanish) respectively, may be compensated with the ordinary taxable income in the following five years, using for this purpose, the formula established in number 6, of article 290 of law 1819/ of 2016. The tax loss carryforwards of Ecopetrol USA generated between 2008 and 2017, expire in 20 years from the year in which they were generated. The tax loss carryforwards generated starting January 1, 2018 have no expiration date and its use is limited to 80% of taxable income.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Deferred tax assets not recognized

Deferred tax assets related to the tax loss carryforwards generated by the subsidiaries Bioenergy S.A. Ecopetrol Costa Afuera and Andean Chemicals Ltd in the amount of COP$105,592, and excess of presumptive income of Bioenergy SA, Ecopetrol Costa Afuera, Hocol Petroleum Company, Andean in the amount of COP$74,481, were not recognized, as Management believes it is not likely that these deferred tax assets will be recoverable in the short term.

If the Ecopetrol Business Group had recognized this deferred tax asset, the profit for the year ending December 31, 2019 would have increased by COP$180,073.

The movements of deferred income tax for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Opening balance	2,541,484	2,682,881	2,608,311
Deferred tax recognized in profit or loss	2,409,079	(842,447)	(723,576)
Increase due to business combination (Invercolsa)	(98,005)	—	—
Deferred tax recognized in other comprehensive income (a)	627,958	701,050	798,146
Closing balance	5,480,516	2,541,484	2,682,881

(a)	The following is the detail of the income tax recorded in other comprehensive income:

December 31. 2019	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 21.1)	2,571,184	(771,355)	1,799,829
Cash flow hedging for future crude oil exports (Note 29.1.2)	(356,339)	118,008	(238,331)
Hedge of a net investment in a foreign operation (Note 29.1.3)	87,524	(26,257)	61,267
Hedge with derivative instruments	(69,220)	22,769	(46,451)
Other	—	28,877	28,877
	2,233,149	(627,958)	1,605,191

December 31. 2018	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 21.1)	(29,249)	33,539	4,290
Cash flow hedging for future crude oil exports (Note 29.1.2)	797,658	(264,284)	533,374
Hedge of a net investment in a foreign operation (Note 29.1.3)	1,382,278	(410,324)	971,954
Hedge with derivative instruments	77,872	(25,698)	52,174
Other	925	(34,283)	(33,358)
	2,229,484	(701,050)	1,528,434

December 31. 2017	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 21.1)	2,310,512	(762,469)	1,548,043
Cash flow hedging for future crude oil exports (Note 29.1.2)	167,458	(82,622)	84,836
Hedge of a net investment in a foreign operation (Note 29.1.3)	(86,563)	28,566	(57,997)
Hedge with derivative instruments	(53,385)	17,617	(35,768)
Other	6,649	762	7,411
	2,344,671	(798,146)	1,546,525

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Deferred tax assets (liabilities) not recognized

As of December 31, 2019, deferred tax assets are not recognized on the difference between the accounting and tax basis associated with investments in subsidiaries and joint ventures of Ecopetrol (Base: COP$507,161 - Tax: COP$50,716), as the Ecopetrol Business Group does not have any intention of selling any of these investments in the foreseeable future.

Income tax provisions and contingent liabilities

Income tax returns for the 2011, 2012, 2014, 2015, 2016, 2017 and 2018 tax years and the CREE for the 2014, 2015, and 2016 tax years of the Group’s companies are subject to acceptance and review by the tax authorities. The management of the Group's companies considers whether the amounts accounted for as liabilities for taxes payable are sufficient and supported by current regulations, doctrine and jurisprudence to meet any claim that may be established with respect to these years. The Company's strategy is to avoid making fiscal decisions resulting in aggressive or risky positions that may call into question its tax returns.

Uncertain tax positions - IFRIC 23

The Ecopetrol Business Group’s strategy is to avoid making aggressive tax decisions that may cause questioning of its tax returns, in order to minimize the risk of possible challenge by the tax authorities.

Regarding uncertain positions where it has been determined that there may be a possible controversy with the tax authority that could result in an income tax increase, a success rate above 75% has been established, which has been calculated based on current regulations and official interpretations.

In accordance with the aforementioned standard, the Ecopetrol Group considers that uncertain tax positions included in its determination of income tax payable will not affect results if the success rate is above 75%. Notwithstanding, the Ecopetrol Business Group will continue to monitor new regulations and doctrine issued by the tax authority and other entities.

10.2.1.	Dividend taxes

Dividends related to profits generated from the year ended December 31, 2017; dividends will be subject to withholding at a rate of 7.5% (5% in 2018). Further, if the earnings against which the dividends are distributed were not subject to corporate tax, these dividends are taxable by the income tax applicable during the distribution period (for 2019 the rate is 33%). In this scenario, the 7.5% tax on dividends will be applicable to the distributed amount, once it is reduced by the 33% (35% in 2018) income tax rate.

The non-taxed dividends that the Company will receive will not be subject to withholding tax due to the express provision of the regulation that establishes the dividends that are distributed within the business groups duly registered with the Chamber of Commerce and decentralized entities; they will not be subject to the retention at the source for this concept.

There are no effects on income tax related to dividend payments made by the Company to its shareholders during 2019 and 2018.

10.2.2.	Transfer prices

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

Ecopetrol submitted its transfer pricing informative return for the 2018 taxable year and its corresponding supporting documentation, as well as the country-by-country report and the master file for the year 2018, in accordance with current tax law.

For fiscal year 2019, related-party transactions in foreign jurisdictions, as well as the business conditions under which said operations were carried out and the general structure did not vary significantly with respect to the previous year. For this reason, it is possible to infer that these transactions were carried out in accordance with the arm's length principle. It is estimated that there will be no need for adjustments derived from the analysis of transfer prices for 2019, which imply changes in the income provision of the taxable year 2019.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.2.3.	Value added tax (VAT)

Law 1943/2018 established that VAT paid on the import, creation, construction or acquisition of real productive fixed assets may be treated as a tax credit for income tax purposes. This VAT cannot be assumed simultaneously as a cost or expense in the income tax nor will it be discounted from the sales tax.

10.2.4.	Tax reform

The Government issued the Law 2010/2019, which makes numerous changes to the Colombian tax rules. The Tax Reform reduces the corporate income tax (CIT) rate from 33% in 2019 to 32% for 2020, 31% for 2021 and 30% for 2022 and onwards.

The presumptive income tax rate (i.e., an alternative tax based on a percentage of the net equity of the last year) is reduced from 1.5% to 0.5% in 2020 and 0% for 2021 and onwards.

The thin capitalization rule ratio is modified from 3:1 (which includes all debt that generates interest with local and foreign entities, related or unrelated) to a 2:1 ratio that only considers debt transactions involving related local and foreign parties (including back-to-back transactions involving foreign third parties).

Tax on dividends

As of January 1, 2020, the Tax Reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders (nonresident shareholders (entities or individuals) or to Colombian individual residents). The dividend tax on local distributions does not apply if the Colombian companies are part of a registered economic group, or the distribution is to a Colombian entity qualifying for the new Colombian holding company (CHC) regime.

Normalization tax

The Tax Reform establishes a tax amnesty to “normalize” (i) unreported assets; or (ii) nonexistent liabilities that were included on a tax return. The amnesty will apply only for 2020 (September 25, 2020 is the due date for filing the normalization tax). The applicable tax rate is 15% of the value of the unreported assets or nonexistent liabilities.

Value added tax

Law 2010 of 2019 established that VAT paid on the import, training, construction or acquisition of real productive fixed assets may be deducted from taxable income. This VAT cannot be reported simultaneously as a cost and expense in the income tax return nor will it be discounted from the sales tax.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Tax procedures

With regards to procedure, changes have been made: (i) declarations for withholding at source which, that being inefficient, will be enforceable, (ii) electronic notification of administrative actions; (iii) payment of the entire amount covered by a statement of objections to avoid delinquent interest at the current rate plus two points; and (iv) elimination of the extension of enforcement to three (3) additional years to offset tax losses, and the period for taxpayers who must comply with the transfer pricing regime is reduced to five (5) years.

Additionally, an audit benefit was included for fiscal years 2020 to 2021. Under this benefit, private settlement by taxpayers of income tax and supplements that increase net income tax by a minimum of at least 30%, or 20% over the net income tax of the immediately preceding year, shall be considered firm for six (6) or twelve (12) months, respectively after the date of presentation if not notified of a deadline for correction or special requirement, or a special deadline or provisional settlement, provided that the return is filed timely and the payment is made within the established deadlines.

The above benefit does not apply to: (i) taxpayers who enjoy tax benefits due to their location in a specified geographic region; (ii) if it is demonstrated that declared withholdings at source are non-existent; (iii) if the net income tax is less than 71 UVT (COP$2,528,097 for fiscal year 2020). The deadline stipulated in this law does not extend to declarations of withholdings at source nor to the sales tax, which shall be established by the general regulation.

11.	Other assets

	2019	2018
Current
Partners in joint operations (1)	921,983	519,460
Advanced payments to contractors and suppliers	360,781	221,767
Prepaid expenses	272,007	191,168
Trust funds (2)	144,798	—
Related parties (Note 30)	57,016	19,214
Other assets	22,393	68,819
	1,778,978	1,020,428
Non–current
Abandonment and pension funds (3)	445,457	392,084
Employee benefits	220,998	213,645
Trust funds (2)	171,008	147,471
Advanced payments and deposits	56,027	61,556
Judicial deposits and attachments	40,317	43,137
Other assets	8,674	2,837
	942,481	860,730

(1)	Corresponds to the net amount of cash calls and cutbacks generated in relation to the operations carried out with partners through Exploration and Production (E&P) contracts, Technical Evaluations (TEA) contracts and agreements entered in to with the National Hydrocarbons Agency (ANH), as well as through association contracts and other types of contracts.

(2)	Mainly includes the resources invested in fiduciary commissions destined to “works for taxes”, mechanism of payment of the income tax of 2017 and 2018, constituted in compliance with article 238 of Law 1819 of 2016 - Tax reform.

(3)	Corresponds to Ecopetrol’s share in trusts established to support costs of abandonment of wells and dismantling of facilities, as well as the payment of future retirement pensions in some association contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.	Business combinations

On November 29, 2019, Ecopetrol obtain an additional interest of 8.53% in Invercolsa (See Note 2.2 Basis of consolidation) obtaining control of Invercolsa and resulting in a total ownership interest of 51.88%.

Upon obtaining control of Invercolsa, the Ecopetrol Business Group accounted for the transaction as a business combination and started consolidating Invercolsa (including its subsidiaries and associated companies) on the date control was obtained. The previously held interest in Invercolsa, which was accounted for under the equity method, was remeasured at fair value on such the date.

The acquisition of controlling interest did not require the payment of any consideration and was recorded using the acquisition method of accounting.

The effect of the changes in the Ecopetrol Business Group ownership intrest in Invercolsa is summarized as follow:

(In COP$ millions)	2019

Increase in the ownership interest in Invercolsa at fair value	217,974
(+) Fair value of previously held interest on the date of acquisition of controlling interest	1,107,969
(=) Total fair value of investment in Invercolsa	1,325,943
(-) Carrying amount of previously held interest in Invercolsa	(277,019)
Gain on acquisition acquisition of control of Invercolsa (Note 27)	1,048,924

The increase in the ownership interest in Invercolsa resulted in a gain recorded in profit or loss since no consideration was paid for such additional interest.

Revenue and profits included in the consolidated profit or loss statement upon consolidation of Invercolsa were COP$72,712 and COP$18,198 respectively. If the acquisition had occurred on January 1, 2019, management estimates that the consolidated revenue and net profit attributable to owners of the parent would have increased by COP$459,286 and COP$134,464, respectively.

Identifiable assets acquired and liabilities assumed

The table below summarizes the amounts recognized for the assets acquired and the liabilities assumed at the date of acquisition.

Item	Note	Amount COP$
Cash and cash equivalent		20,530
Current accounts receivable		195,225
Inventories		19,576
Current tax assets		10,704
Other assets		2,810
Investments in associates (1)		1,824,552
Trade accounts and other accounts receivables		52,820
Property, plant and equipment	14	1,338,947
Deferred tax assets		9,623
Other assets		807
Current loans and borrowings		(137,683)
Trade accounts and other accounts payable		(58,423)
Current provisions for employee benefits		(7,003)
Current tax liabilities		(23,597)
Provisions and contingencies		(8,576)
Other liabilities		(13,650)
Non – Current loans and borrowings		(186,923)
Deferred tax liabilities		(107,629)
Total net assets (2)		2,932,110

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)	The detail of the investments in associates measured at fair value on the date of acquisition is as follows:

Associate	COP$
Gases del Caribe S.A. E.S.P.	1,527,911
Gas Natural del Oriente S.A. E.S.P.	166,685
Gases de la Guajira S.A. E.S.P.	68,608
Extrucol S.A.	28,501
E2 Energía Eficiente S.A. E.S.P.	32,847
1,824,552

(2)	These net assets correspond 100% to the Invercolsa Group, the fair value of the non-controlling interest on the date of acquisition was COP$1,606,390.

The fair values of property, plant and equipment, intangible assets and deferred tax have been provisionally determined and may be adjusted in accordance with measurement period included in IFRS 3 - Business combinations.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.	Investments in associates and joint ventures

The details on the participations, economic activity, address, area of operations and financial information of the investments in joint ventures and associates can be found in Exhibit 1.

13.1	Composition and movements

	2019	2018
Investment in joint ventures
Equion Energy Limited (1)	1,515,067	1,364,933
Offshore International Group	709,871	727,194
Ecodiesel Colombia S.A.	46,095	41,304
	2,271,033	2,133,431
Less impairment:
Equion Energy Limited	(322,388)	(187,636)
Offshore International Group	(530,330)	(346,121)
	1,418,315	1,599,674
Investments in associates
Gases del Caribe S.A. E.S.P.	1,527,911	—
Gas Natural del Oriente S.A. E.S.P.	166,685	—
Gases de la Guajira S.A. E.S.P.	68,608	—
Extrucol S.A.	28,501	—
E2 Energía Eficiente S.A. E.S.P.	32,847	—
Invercolsa S.A. (2)	—	243,294
Sociedad Colombiana de Servicios Portuarios S.A. - Serviport S.A.	11,070	11,212
Sociedad Portuaria Olefinas y Derivados	2,205	1,368
	1,837,827	255,874
Less impairment: Serviport S.A.	(11,070)	(11,212)
	1,826,757	244,662
	3,245,072	1,844,336

(1)	Equion Energía Limited: On December 14, 2007, Ecopetrol informed Equion of its decision not to extend the Santiago de las Atalayas, Tauramena, Recetor, Río Chitamena and Piedemonte association contracts, confirming their expiration dates on July 1, 2010, July 3, 2016, May 30, 2017, January 31, 2019 and February 29, 2020, respectively.

(2)	Invercolsa S.A. became a subsidiary as of November 29, 2019 (See Note 12), thus the direct investments of Invercolsa in Gases del Caribe S.A. E.S.P., Gas Natural del Oriente S.A. E.S.P., Gases de la Guajira S.A. E.S.P., Extrucol S.A., E2 Energía Eficiente S.A. E.S.P., became direct investments of the Group as of the consolidation.

Equion Energía Limited and Ecopetrol fulfilled the Piedemonte association contract, as well as the delivery and receipt of the operations that are covered under the same. This process established five stages: i) analysis and start-up, ii) planning, iii) execution, iv) delivery and receipt and v) closing. As of December 31, 2019, the project was in the delivery and receipt stage. During the first months of 2020, the next steps have been followed: reach the final agreements, deliver the operations and formalize the contract termination act, which was signed on February 29, 2020 and where the agreements, indemnities, closing of issues, list of pending and inventory of information delivery were included.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement of investments in associates and joint ventures:

For the year ended December 31, 2019:

	Associates	Joint ventures	Total
Opening balance	244,662	1,599,674	1,844,336
Effects of equity method through:
Profit or loss	109,538	257,366	366,904
Other comprehensive income	(174,991)	4,531	(170,460)
Dividends declared	(75,674)	(4,192)	(79,866)
Impairment reversal (loss) (Note 17)	142	(318,962)	(318,820)
Foreign currency translation	1,723,080	(120,102)	1,602,978
Closing balance	1,826,757	1,418,315	3,245,072

For the year ended December 31, 2018:

	Associates	Joint ventures	Total
Opening balance	225,178	1,105,282	1,330,460
Effects of equity method through:
Profit or loss	105,908	59,928	165,836
Other comprehensive income	1,731	135,831	137,562
Dividends declared	(86,847)	(3,503)	(90,350)
Impairment (Note 17)	(1,308)	302,136	300,828
Closing balance	244,662	1,599,674	1,844,336

For the year ended December 31, 2017:

	Associates	Joint ventures	Total
Opening balance	249,537	1,303,157	1,552,694
Effects of equity method through:
Profit or loss	46,669	46,869	93,538
Other comprehensive income	—	(14,752)	(14,752)
Dividends declared	(61,124)	(224,837)	(285,961)
Impairment (Note 17)	(9,904)	(5,155)	(15,059)
Closing balance	225,178	1,105,282	1,330,460

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.2	Additional information about associates and joint ventures

The following is the breakdown of assets, liabilities and results of the two main investments in associates and joint ventures, Equion Energy Limited and the Offshore International Group, as of December 31, 2019 and 2018:

	2019		2018
	Equion Energy Limited	Offshore International Group	Equion Energy Limited	Offshore International Group
Statement of financial position
Current assets	2,530,453	284,591	2,083,614	354,959
Non–current assets	95,384	1,481,680	484,336	1,523,549
Total assets	2,625,837	1,766,271	2,567,950	1,878,508
Current liabilities	315,002	310,561	550,933	221,606
Non–current liabilities	76,768	718,863	77,331	885,410
Total liabilities	391,770	1,029,424	628,264	1,107,016
Equity	2,234,067	736,847	1,939,686	771,492
Other complementary information
Cash and cash equivalents	188,820	48,752	185,762	96,592
Current financial liabilities	—	—	3,176	95,633
Non–current financial liabilities	—	—	—	137,708

	2019		2018		2017
	Equion Energy Limited	Offshore International Group	Equion Energy Limited	Offshore International Group	Equion Energy Limited	Offshore International Group
Statement of profit or loss
Sales revenue	1,285,891	529,167	1,490,177	653,054	1,213,692	393,210
Costs	(671,179)	(690,484)	(755,656)	(585,192)	(793,999)	(508,461)
Administrative expenses and others	(624)	(64,115)	29,136	(353,010)	12,188	(103,340)
Financial (expenses) income	(3,660)	(31,288)	(3,659)	(21,227)	2,373	(20,264)
Income tax	(214,048)	208,473	(338,487)	(16,594)	(180,546)	60,575
Financial year results	396,380	(48,247)	421,511	(322,969)	253,708	(178,280)
Other comprehensive results	1,102,757	—	1,095,090	—	913,728	—

Other complementary information
Dividends paid to the Ecopetrol Business Group	—	—	—	—	217,075	—
Depreciation and amortization	404,482	226,654	511,615	243,601	557,970	232,953

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

This is a reconciliation of equity of the significant investments and the carrying amount of investments as of December 31:

	2019		2018
	Equion Energy Limited	Offshore International Group	Equion Energy Limited	Offshore International Group
Equity of the joint venture	2,234,067	736,847	1,939,686	771,492
% of Ecopetrol’s ownership	51%	50%	51%	50%
Ecopetrol’s ownership	1,139,374	368,424	989,240	385,746
Additional value of the investment	375,693	341,447	375,693	341,448
Impairment	(322,388)	(530,330)	(187,636)	(346,121)
Carrying amount of the investment	1,192,679	179,541	1,177,297	381,073

14.	Property, plant and equipment

	Plant and equipment	Pipelines, networks and lines	Work in progress(1)	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2018	46,474,369	34,349,283	4,624,703	7,852,278	3,984,576	2,845,802	100,131,011
Additions / capitalizations	804,570	765,994	2,097,378	243,039	20,098	81,580	4,012,659
Increase by business combinations (Note 12)	123,436	1,118,178	44,876	9,062	22,924	20,471	1,338,947
Increase in abandonment costs	148,764	102,402	—	1,248	—	4,337	256,751
Capitalized financial interests (2)	77,627	32,630	12,831	15,800	1,033	2,389	142,310
Exchange differences capitalized	4,208	1,769	696	857	56	130	7,716
Disposals	(500,876)	(165,936)	(78,399)	(24,050)	(354)	(71,309)	(840,924)
Foreign currency translation	244,666	84,357	2,691	10,757	12,869	6,369	361,709
Transfers	618,707	81,970	(445,122)	48,954	13,336	(229,537)	88,308
Balance as of December 31, 2019	47,995,471	36,370,647	6,259,654	8,157,945	4,054,538	2,660,232	105,498,487

Accumulated depreciation and impairment losses
Balance as of December 31, 2018	(17,985,416)	(14,777,790)	(497,441)	(3,122,523)	(34,302)	(913,556)	(37,331,028)
Depreciation expense	(2,001,116)	(1,634,783)	—	(326,512)	—	(122,153)	(4,084,564)
Reversal (loss) of an impairment (Note 17)	519,835	(113,860)	(626,878)	(87,338)	(35,533)	(82,837)	(426,611)
Disposals	481,384	116,769	—	17,807	—	91,541	707,501
Foreign currency translation	(103,365)	(36,341)	—	(3,656)	—	(3,323)	(146,685)
Transfers/reclassifications	53,036	(189,105)	9,953	65,968	(10,847)	68,717	(2,278)
Balance as of December 31, 2019	(19,035,642)	(16,635,110)	(1,114,366)	(3,456,254)	(80,682)	(961,611)	(41,283,665)

Net balance as of December 31, 2018	28,488,953	19,571,493	4,127,262	4,729,755	3,950,274	1,932,246	62,799,983
Net balance as of December 31, 2019	28,959,829	19,735,537	5,145,288	4,701,691	3,973,856	1,698,621	64,214,822

(1)	The balance of work in progress as of December 31, 2019 include mainly: Modernization of the Barranca and Cartagena refineries, Castilla facilities and works in the Colombian Petroleum Institute (ICP, by its acronym in Spanish).

(2)	Financial interests are capitalized based on the weighted average rate of borrowing costs. See Note 19 - Loans and borrowings.

Guarantees

The Esperanza 1 and 2 farms were pledged as a guarantee for the loan obtained by Bioenergy S.A.S. for the financing of the project (see Note 19.5 – Guarantees and covenants).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In accordance with the leasing contract between Bioenergy Zona Franca S.A. and Bancolombia for the construction of the industrial plant, it was established that the guarantee is the same plant.

	Plant and equipment	Pipelines, networks and lines	Work in progress(1)	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2017	42,561,894	32,000,049	3,866,318	7,618,586	3,839,355	2,806,696	92,692,898
Additions/capitalizations	1,196,520	944,797	993,817	147,005	14,909	5,881	3,302,929
Increase in abandonment costs	85,580	209,028	—	—	—	—	294,608
Capitalized financial interests (2)	48,351	34,399	14,853	14,350	6,703	5,316	123,972
Exchange differences capitalized	4,107	2,922	1,262	1,219	569	451	10,530
Disposals	(135,468)	(112,171)	(14,723)	(11,997)	(9,763)	(56,734)	(340,856)
Foreign currency translation	2,324,744	849,868	32,585	100,091	124,903	55,983	3,488,174
Transfers (3)	388,641	420,391	(269,409)	(16,976)	7,900	28,209	558,756
Balance as of December 31, 2018	46,474,369	34,349,283	4,624,703	7,852,278	3,984,576	2,845,802	100,131,011

Accumulated depreciation and impairment losses
Balance as of December 31, 2017	(14,779,973)	(12,461,626)	(553,420)	(2,668,562)	(39,522)	(785,421)	(31,288,524)
Depreciation expense	(2,008,348)	(1,465,429)	—	(347,510)	—	(123,792)	(3,945,079)
(Loss) reversal of an impairment (Nota 17)	(752,534)	(311,080)	55,979	(64,279)	5,220	(16,591)	(1,083,285)
Disposals	116,225	84,217	—	8,996	—	40,957	250,395
Foreign currency translation	(677,901)	(313,311)	—	(27,782)	—	(23,804)	(1,042,798)
Transfers (3)	117,115	(310,561)	—	(23,386)	—	(4,905)	(221,737)
Balance as of December 31, 2018	(17,985,416)	(14,777,790)	(497,441)	(3,122,523)	(34,302)	(913,556)	(37,331,028)

Net balance as of December 31, 2017	27,781,921	19,538,423	3,312,898	4,950,024	3,799,833	2,021,275	61,404,374
Net balance as of December 31, 2018	28,488,953	19,571,493	4,127,262	4,729,755	3,950,274	1,932,246	62,799,983

(1)	The balance of work in progress as of December 31, 2018, mainly includes the works executed in production by facilities of the Castilla field, facilities in Cupiagua, air injection pilot facilities in the Chichimene field and secondary recovery of Yarigui, and in refining by the modernization project of Barrancabermeja.

(2)	Financial interests are capitalized based on the weighted average rate of borrowing costs. See Note 19 - Loans and financing.

(3)	Transfers corresponds mainly to: i) recognition of financial leasing contracts, ii) transfers from natural resources and the environment.

Guarantees

The Esperanza 1 and 2 farms were pledged as guarantee for the loan obtained by Bioenergy S.A.S. for the financing of the project (see Note 19.5 – Guarantees and covenants).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.	Natural and environmental resources

	Oil investments	Asset retirement cost	Exploration and evaluation	Total
Cost
Balance as of December 31, 2018	53,936,041	2,919,146	4,806,000	61,661,187
Additions/capitalizations (1)	5,144,295	166,431	4,487,467	9,798,193
Increase (decrease) in abandonment costs	5,703	1,965,309	(38,835)	1,932,177
Disposals	(84,052)	(9,253)	(142,127)	(235,432)
Withdrawal of exploratory assets and dry wells (2)	—	—	(340,271)	(340,271)
Capitalized financial interests (3)	94,995	—	10,834	105,829
Exchange differences capitalized	5,150	—	587	5,737
Foreign currency translation	68,793	(3,004)	(112,917)	(47,128)
Transfers	651,641	(1,745)	(308,019)	341,877
Balance as of December 31, 2019	59,822,566	5,036,884	8,362,719	73,222,169

Accumulated amortization and impairment losses
Balance as of December 31, 2018	(36,806,667)	(1,779,070)	—	(38,585,737)
Depletion expense	(3,836,479)	(383,360)	—	(4,219,839)
Impairment loss (Note 17)	(1,017,061)	—	—	(1,017,061)
Disposals	83,667	8,511	—	92,178
Foreign currency translation	(61,862)	(2,256)	—	(64,118)
Transfers	(354,695)	(99)	—	(354,794)
Balance as of December 31, 2019	(41,993,097)	(2,156,274)	—	(44,149,371)

Net balance as of December 31, 2018	17,129,374	1,140,076	4,806,000	23,075,450
Net balance as of December 31, 2019	17,829,469	2,880,610	8,362,719	29,072,798

(1)	The main capitalizations correspond to the development of assets in the Permian basin.

(2)	Includes dry wells: 1) Ecopetrol: Tibirita, Provenza 1, La Cira 7000 and Ávila 1; 2) Ecopetrol America LLC: Warrior and Molerusa and 3) Hocol: Mamey West and Venganza Oeste.

(3)	Borrowing costs are capitalized at the weighted average rate of borrowing costs. See Note 19 - Loans and borrowings.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Oil investments	Asset retirement cost	Exploration and evaluation(1)	Total
Cost
Balance as of December 31, 2017	50,183,858	2,215,263	4,508,808	56,907,929
Additions/capitalizations	3,579,982	(27,839)	1,499,685	5,051,828
Acquisition of interests in joint operations (2)	(12,065)	—	—	(12,065)
Increase in abandonment costs	—	733,609	34,063	767,672
Disposals	(79)	(2,080)	(87,953)	(90,112)
Dry wells (3)	(1,563)	—	(897,361)	(898,924)
Capitalized financial interests (4)	70,186	—	6,675	76,861
Exchange differences capitalized	5,961	—	567	6,528
Foreign currency translation	773,678	24,574	75,203	873,455
Transfers	(663,917)	(24,381)	(333,687)	(1,021,985)
Balance as of December 31, 2018	53,936,041	2,919,146	4,806,000	61,661,187

Accumulated amortization and impairment losses
Balance as of December 31, 2017	(34,014,963)	(1,584,701)	—	(35,599,664)
Depletion expense	(3,471,803)	(196,286)	—	(3,668,089)
Reversal (losses) of an impairment (Nota 17)	414,208	(106)	—	414,102
Disposals	79	—	—	79
Foreign currency translation	(563,229)	(19,080)	—	(582,309)
Transfers	829,041	21,103	—	850,144
Balance as of December 31, 2018	(36,806,667)	(1,779,070)	—	(38,585,737)
Net balance as of December 31, 2017	16,168,895	630,562	4,508,808	21,308,265
Net balance as of December 31, 2018	17,129,374	1,140,076	4,806,000	23,075,450

(1)	The balance of oil investments in progress includes mainly investments made in the Purple Angel, Tayrona and unconventional hydrocarbons projects. In the developing fields, the most representative correspond to Castilla, Chichimene pilot and CPO09 re sanction.

(2)	Adjustment in the acquisition value of the participation of MCX Exploration USA LLC (see note 30.3).

(3)	Includes dry wells: 1) Ecopetrol America Inc: Leon 2) Hocol: Payero, Bonifacio, Pegaso-1 and Ocelote.

(4)	Borrowing costs are capitalized at the weighted average rate of borrowing costs. See Note 19 - Loans and financing.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Accounting for suspended exploratory wells

The following table shows the classification by age, from the completion date, of the exploratory wells that are suspended as of December 31, 2019, 2018 and 2017:

	2019	2018	2017
Between 1 and 3 years (a)	361,700	496,871	600,767
Between 3 and 5 years (b)	132,021	375,371	791,261
More than 5 years (c)	441,389	273,764	250,219
Total suspended exploratory wells	935,110	1,146,006	1,642,247
Number of projects exceeding 1 year	30	24	24
Wells under 1 year of suspension	—	9,511	2,480

(a)	As of December 2019, suspended exploratory wells correspond to Ecopetrol: Caronte, Purple Angel and Gorgon. As of December 2018, suspended exploratory wells correspond to Ecopetrol: Purple Angel, Caronte and discovery wells of Ecopetrol America Inc: Warrior 1. As of December 31, 2017, suspended exploratory wells correspond mainly to discovery wells of Ecopetrol America Inc: Leon 2 and Warrior 1, which were under evaluation.

(b)	For 2019, the balance corresponds mainly to wells of Ecopetrol S.A.: Luna-1 and Gala 1K and discovery wells of Ecopetrol America Inc: Warrior 1. For 2018, the balance corresponds mainly to wells of Ecopetrol S.A.: Orca1, Tiribita 1A and Tiribita 3, which are under evaluation.

(c)	Correspond mainly to i) Ecopetrol S.A.: Orca 1, under evaluation; and ii) Offshore International Group, temporarily abandoned for future production plans.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

16.	Intangible assets

The following is the movement of intangibles and their amortization and impairment for the years ended December 31, 2019 and 2018:

	Licenses and software	Other intangibles(1)	Total
Cost
Balance as of December 31, 2018	1,015,720	197,283	1,213,003
Acquisitions	48,064	120,225	168,289
Disposals	(114,187)	(1,041)	(115,228)
Foreign currency translation	3,477	(3,946)	(469)
Exchange differences capitalized	—	(14)	(14)
Transfers	41,525	(27,260)	14,265
Balance as of December 31, 2019	994,599	285,247	1,279,846
Accumulated amortization
Balance as of December 31, 2018	(712,329)	(89,927)	(802,256)
Amortization of the period	(88,044)	(14,982)	(103,026)
Reversal of impairment loss	53	2	55
Disposals	114,143	1,041	115,184
Foreign currency translation	(2,333)	(33)	(2,366)
Transfers/reclassifications	(3,707)	(632)	(4,339)
Balance as of December 31, 2019	(692,217)	(104,531)	(796,748)
Net balance as of December 31, 2018	303,391	107,356	410,747
Net balance as of December 31, 2019	302,382	180,716	483,098
Useful life	<5 years	<7 years

	Licenses and software	Other intangibles(1)	Total
Cost
Balance as of December 31, 2017	960,556	168,552	1,129,108
Acquisitions	69,442	36,227	105,669
Disposals	(46,007)	(5,643)	(51,650)
Foreign currency translation	25,339	2,955	28,294
Transfers	6,390	(4,808)	1,582
Balance as of December 31, 2018	1,015,720	197,283	1,213,003
Accumulated amortization
Balance as of December 31, 2017	(665,415)	(83,467)	(748,882)
Amortization of the period	(75,818)	(15,864)	(91,682)
Disposals	46,004	5,546	51,550
Foreign currency translation	(20,501)	(184)	(20,685)
Transfers	3,401	4,042	7,443
Balance as of December 31, 2018	(712,329)	(89,927)	(802,256)
Net balance as of December 31, 2017	295,141	85,085	380,226
Net balance as of December 31, 2018	303,391	107,356	410,747
Useful life	<5 years	<7 years

(1)	Corresponds mainly to easements.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.	Impairment of non-current assets

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

Any changes in the above estimates used to calculate the recoverable amount of a non–current assets can have a material impact on the recognition impairment losses or reversals (other than goodwill impairment losses) in the profit or loss. Highly sensitive significant estimates affecting each business segments, among others include: (i) in the exploration and production segment, variations of recoverable hydrocarbon estimates, changes in projected realization prices and the discount rate; (ii) in the refining segment, changes in finished products and crude oil prices, the discount rate, refining margins, changes in environmental regulations, cost structure and the level of capital expenditures; and (iii) in the transport and logistics segment, changes in regulated tariffs and transported volumes.

Based on the impairment tests conducted by the Ecopetrol Business Group, the following are the impairment (losses) or reversals for the years ended on December 31, 2019, 2018 and 2017:

Impairment (loss) reversal of impairment by segment	2019	2018	2017
Exploration and Production	(1,982,044)	785,940	183,718
Refining and Petrochemicals	452,163	(984,704)	1,067,965
Transport and Logistics	(232,556)	(169,870)	59,455
	(1,762,437)	(368,634)	1,311,138

Recognized in:
Property, plant and equipment (Note 14)	(426,611)	(1,083,285)	977,919
Natural resources (Note 15)	(1,017,061)	414,102	376,934
Investment in joint ventures and associates (Note 13)	(318,820)	300,828	(15,059)
Other non–current assets	55	(279)	(28,656)
	(1,762,437)	(368,634)	1,311,138

17.1	Exploration and production

The impairment (loss) reversal of assets of the Exploration and Production segment for the years ended December 31 of 2019, 2018 and 2017 is as follows:

	2019	2018	2017
Oilfields	(1,663,082)	483,803	188,873
Investment in joint ventures (Note 13)	(318,962)	302,136	(5,155)
Other	—	1	—
	(1,982,044)	785,940	183,718

17.1.1	Oilfields

In 2019, as a result of the current hydrocarbons sector’s economic context, the behavior of the market variables, Ecopetrol’s crude oil basket price discounts as compared to the ICE Brent crude price, available technical and operational information, there was an impairment loss in the oilfields that operate in Colombia mainly Tibú, Casabe, Provincia, Underriver, La Hocha y Andalucía and the oilfield operated abroad K2.

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

The following is the breakdown of oilfields impairment losses or reversals for the years ended December 31, 2019, 2018 and 2017:

2019

Cash generating units	Carrying amount	Recoverable amount	Impairment (loss) reversal
Oil fields in Colombia
Reversal	3,842,819	6,047,345	74,577
Loss	4,992,462	3,322,284	(1,673,258)
Fields operated abroad
Reversal	200,910	539,785	4,391
Loss	—	—	(68,792)
			(1,663,082)

2018

Cash generating units	Carrying amount	Recoverable amount	Impairment (loss) reversal
Oil fields in Colombia
Reversal	19,156,326	50,462,080	689,665
Loss	764,808	405,421	(359,387)
Fields operated abroad
Reversal	1,810,618	2,719,086	157,709
Loss	184,375	180,191	(4,184)
			483,803

2017

Cash generating units	Carrying amount	Recoverable amount	Impairment (loss) reversal
Oil fields in Colombia
Loss	2,172,747	1,588,207	(584,540)
Reversal	13,229,212	23,906,828	298,210
Fields operated abroad
Reversal	748,510	1,324,010	475,203
			188,873

The grouping of assets to determine the CGUs is consistent as compared to the prior periods.

The assumptions used to determine the recoverable amount include the following:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

–	The fair value less costs of disposal of the Exploration and Production segment assets was determined based on cash flows after tax derived from the business plans approved by Group’s management, which are developed based on long–term macroeconomic policies and fundamental assumptions of supply and demand. The fair value hierarchy is 3.

–	Balance of oil and gas reserves, in addition to proven reserves; probable and possible reserves were also considered, adjusted by different risk factors.

–	The real discount rate determined as the average weighted cost of capital (WACC) and it corresponds to 6.31% (2018–7.46% and 2017 – 8.17%).

–	Oil price – Brent: the forecasts include USD$55.61/barrel for the first year, USD$54.91/barrel for the medium term and USD$70.1/barrel for the long term. In 2018, the assumptions taken USD$81.4/barrel for the first year, USD$67.6/barrel for the medium term and USD$71.4/barrel as of the year 2030. In 2017, the assumptions taken USD$52.9/barrel for 2018, USD$72.5/barrel average for the next six years and USD$81.9/barrel as of 2030. International oil price projections were carried out by an independent agency specializing in oil and gas, taking into account the current scenarios of oil quota agreements of the OPEC (Organization of Petroleum Exporting Countries) and the impact of the changes in specifications issued by the international agreement to prevent pollution by ships (Marpol) as of the year 2020 on crude and fuels with high sulfur content.

17.1.2	Investments in joint ventures

Investments in joint ventures in the Exploration and Production segment are recorded using the equity method of accounting. Ecopetrol evaluates if there is any objective evidence that indicate that the fair value of such investments has deteriorated in the period, especially those for which goodwill has been recorded.

As a result, Ecopetrol recognized an (impairment loss) or reversal of impairment on the carrying value as of December 31, as follows:

	2019	2018	2017
Equion Energy Limited	(134,753)	108,791	(42,744)
Offshore International Group	(184,209)	193,345	37,589
	(318,962)	302,136	(5,155)

The significant assumptions used to determine the recoverable amount of these investments are consistent with those described in the previous section, except for the use of a discount rate in real terms in 2019 for Offshore International Group of 8.50% (2018-8.92% and 2017 – 8.61%).

In 2019, an impairment loss for both. Offshore International Group and Equion Energy Limited was recorded, due to current market variables, decreasing international crude oil prices, conservative position over projects and increasing costs.

In 2018, the market showed an improvement in the crude oil and gas production forecast. Operational performance and technical evolution have contributed to strengthening future cash flows that, in turn, contributed to the reversal of the impairment charged recognized in previous years for Offshore International Group and Equion Energy.

In 2017, because of new market variables, new reserves, price differentials against reference indicators and available technical and operational information, there was a reversal of an impairment recognized in previous years for Offshore International Group and Equion Energy.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.2	Refining and Petrochemical

The Cash Generating Units with an (expense for) reversal of impairment in the Refining and Petrochemical Segment for the years ended December 31, 2019, 2018 and 2017 include:

2019

Cash–generating units	Carrying amount	Recoverable amount	(Impairment loss) reversal
Refinería de Cartagena	22,292,788	23,204,385	911,597
Bioenergy	575,331	340,991	(234,340)
Refinería de Barrancabermeja (projects)	901,517	676,423	(225,094)
			452,163

2018

Cash–generating units	Carrying amount	Recoverable amount	(Impairment loss) reversal
Refinería de Cartagena	23,411,058	22,640,761	(770,297)
Bioenergy	774,343	560,882	(213,461)
Other	946	—	(946)
			(984,704)

2017

Cash–generating units	Carrying amount	Recoverable amount	(Impairment loss) reversal
Refinería de Cartagena	20,578,412	22,012,710	1,434,298
Refinería de Barrancabermeja (projects)	1,172,773	898,786	(273,987)
Bioenergy	757,741	665,395	(92,346)
			1,067,965

The grouping of assets to determine the CGUs is consistent with prior periods.

17.2.1	Refinería de Cartagena

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

The significant assumptions to determine the recoverable amount included: (i) a gross refining margin determined by crude oil feedstock and products price outlook provided by an independent third-party expert; (ii) an actual discount rate of 6.23% which include a premium risk of 0.59% (2018-6.48%), determined under WACC methodology; (iii) current conditions or benefits, or similar, as an industrial user of goods and services of the free trade zone and during the validity of the license; (iv) level of costs and long–term operating expenses in line with international refinery standards of similar configuration and conversion capacity; (v) refinery throughput and production; and (vi) level of continued investment.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The reversal of impairment recorded for 2019, is mainly related to macroeconomic assumptions changes which decreased the discount rate used to value the assets; this is explained by the decreasing risk and the Company’s cost of the debt. Together, operational management and financial results allowed the support of operational improvements included in the forecast that compensate in some measure the effects related to the impact that the MARPOL regulation will have on the margins’ forecast of refined products and the crude oil basket price discounts. The results of 2019 were impacted by a higher knowledge of the Refinery capabilities and efficient operational management.

The impairment recorded for 2018 is explained by: i) an adjustment in market expectations in relation to the impact that the implementation of the MARPOL regulation will have on margins of refined products, ii) the differential of light and heavy crudes that serve as raw material; and iii) fundamental macroeconomic changes that increased the discount rate used for the valuation of Reficar's assets, mainly associated with the increase in the risk-free rate and higher market risk premiums. Improvements in operational and commercial inputs associated to the refinery optimization as well as the tax effects of the “Tax reform” (tax reform) partially offset the effects of the macroeconomic variables.

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

17.2.2	Bioenergy

The recoverable amount of Bioenergy was calculated based on the fair value less the costs of disposal level, which is greater than the value in use and corresponds to the future cash flows discounted after taxes on profit. The fair value hierarchy is 3.

The significant assumptions used to determine the recoverable amount included: (a) forecast of ethanol prices based on projections made by Group specialists and (b) a 6.03% discount rate in real terms (2018 – 6.97%) determined under the WACC methodology.

In 2019, we recorded an impairment loss of COP$234,340, due to changes in the operative variables, changes in the projection of the operational cash flows and the need for higher resources, mainly by the results of the renovation of older reeds.

In 2018, impairment is presented due to: i) a lower prospect of short-term ethanol prices, associated with imports from abroad in an environment of global over-supply of ethanol, ii) the updating of agricultural variables in the short term, iii) an increase in the discount rate used for the valuation in line with fundamentals of the market. These impacts were partially offset by the updating of operating variables associated with the stabilization and tax effects of the "Tax reform".

In 2017, we recorded an impairment loss mainly due to updating the dates of the start of operations of the project, the stabilization process of the industrial plant and the changes in the operational variables and ethanol prices.

17.2.3	Refinería de Barrancabermeja

During 2019, a loss of COP$225,094 was recorded, primarily related to engineered works for the integral development of the Refinería de Barrancabermeja Modernization Project, mainly due to the advance in the technical analysis of options to the eventual improvement of the conversion of the Refinery. Once the project is reactive, Ecopetrol will evaluate whether it could revers any impairment loss recorded in the previous years.

During 2018, the Refinería de Barrancabermeja Modernization Project, which is currently suspended, was evaluated and there were no indications that implied the recognition of additional impairment.

During 2017, an impairment loss of COP$273,987 was recognized on the Refinería de Barrancabermeja, mainly related to the write off of certain management and financial capitalized balances associated with the suspension of the modernization project of the Refinery. This suspension is in response to capital discipline criteria implemented to ensure the growth and financial sustainability of Ecopetrol S.A. and the Ecopetrol Business Group in the adverse context that the hydrocarbons sector experienced in previous years. This project is being assessed within the Ecopetrol Business Group’s strategic plan therefore any impairment loss recognized in previous years may be subject to reversal.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.3	Transport and Logistics

The recoverable amount of these assets was determined based on its fair value with costs of disposal, which corresponds to discounted cash flows based on the hydrocarbon production curves and refined products transport curves. The fair value hierarchy is 3.

The assumptions used in the model to determine the recoverable value included: i) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission - CREG, ii) the actual discount rate used in the valuation was 4.88% (2018 - 5.60%) and iii) transport volume projections based on the end of year results for 2019 and the long-term volumetric transport program from 2020 onwards.

In 2019, we recorded an impairment loss of COP$232,556, mainly related to the cash–generating unit of the South COP$106,983, by Puerto de Tumaco and the TransAndino Pipeline (OTA), which means an impairment loss of 100% of the book value; and the cash-generating unit of the North COP$125,140; both include the right-of-use assets. This impairment loss was generated mainly by decreased volume transport to determine the income forecast and the lower efficiency costs.

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

In 2017, there was a reversal of an impairment for the Transportation and Logistics segment for COP$59,455, mainly in Oleoducto del Sur, which includes, among others, the Trans Andino Pipeline. The reversal was due to the inclusion of the Port of Tumaco in that generating unit.

18.	Goodwill

	2019	2018
Oleoducto Central S.A.	683,496	683,496
Hocol Petroleum Ltd.	537,598	537,598
Andean Chemical Ltd	127,812	127,812
Esenttia S.A.	108,137	108,137
	1,457,043	1,457,043
Less impairment Hocol Petroleum Ltd.	(297,121)	(297,121)
	1,159,922	1,159,922

As of December 31, 2019 and 2018, the Ecopetrol Business Group assessed the recoverability of the carrying value of goodwill generated in the acquisition of subsidiaries. The recoverable amount was determined based on the realization value less costs of disposal using the present value of future cash flows for each of the companies acquired with goodwill. The source of information used the financial projections of each company derived from the business plans approved by management, which were developed based on long-term macroeconomic factors such as price curves and margins and fundamental assumptions of supply and demand. As a result of the analysis, the Ecopetrol Business Group did not recognize any goodwill impairment.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.	Loans and borrowings

Exhibit 2 details the main conditions of the most significant loans of the Business Group.

19.1	Composition of loans and borrowings

The balances of the loans and financing, which are recorded at amortized cost, as of December 31, 2019 and 2018:

	Weighted average effective interest rate as of December 31		2019	2018
	2019	2018
Local currency
Bonds	8.7%	8.0%	1,567,598	1,568,034
Syndicated loan	8.0%	7.9%	1,115,874	1,439,590
Lease liabilities (1)	7.2%	—	1,039,303	591,153
Commercial loan	8.3%	7.6%	737,032	449,998
			4,459,807	4,048,775
Foreign currency
Bonds	5.9%	5.7%	25,832,740	25,599,996
Commercial loan	7.1%	4.4%	6,586,538	7,352,002
Loans from related parties (Note 30)	—	—	1,108,403	855,135
Lease liabilities (1)	6.2%	—	251,651	206,737
			33,779,332	34,013,870
			38,239,139	38,062,645
Current			5,012,173	4,019,927
Non–current			33,226,966	34,042,718
			38,239,139	38,062,645

(1)	Corresponds mainly to present value of the payments to be made during the term of the operative lease contracts of pipelines, tanks, property and vehicles, recognized by the implementation of IFRS 16. (see Note 5.1).

19.2	Maturity of loans and borrowings

The following are the maturities of loans and borrowing as of December 31, 2019:

	Up to 1 Year (1)	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	571,969	403,996	358,976	232,657	1,567,598
Syndicated loan	361,545	754,329	—	—	1,115,874
Financial leasing	179,448	559,337	235,791	64,727	1,039,303
Other	218,375	343,049	121,679	53,929	737,032
	1,331,337	2,060,711	716,446	351,313	4,459,807
Foreign currency
Bonds	1,386,032	13,873,755	5,574,713	4,998,240	25,832,740
Commercial loans	1,129,117	4,163,624	1,253,446	40,351	6,586,538
Loans from related parties	1,108,403	—	—	—	1,108,403
Financial leasing	57,284	175,962	18,405	—	251,651
	3,680,836	18,213,341	6,846,564	5,038,591	33,779,332
	5,012,173	20,274,052	7,563,010	5,389,904	38,239,139

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following are the maturities of loans and borrowing as of December 31, 2018:

	Up to 1 year (1)	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	116,693	842,514	362,446	246,381	1,568,034
Syndicated loan	406,582	1,033,008	—	—	1,439,590
Commercial loans and other	120,069	491,781	270,920	158,381	1,041,151
	643,344	2,367,303	633,366	404,762	4,048,775
Foreign currency
Bonds	1,374,390	10,605,708	8,664,732	4,955,166	25,599,996
Commercial loans – Refinería de Cartagena	1,116,370	4,061,541	2,174,091	—	7,352,002
Other	885,823	136,574	39,475	—	1,061,872
	3,376,583	14,803,823	10,878,298	4,955,166	34,013,870
	4,019,927	17,171,126	11,511,664	5,359,928	38,062,645

(1)	Includes short–term credit and the current portion of long–term debt, as applicable.

19.3	Breakdown by type of interest rate and currency

The following is the breakdown of loans and borrowing by type of interest rate as of December 31, 2019 and 2018:

	2019	2018
Local currency
Fixed rate	598,802	252,224
Floating rate	3,861,005	3,796,551
	4,459,807	4,048,775
Foreign currency
Fixed rate	31,087,439	31,432,667
Floating rate	2,691,893	2,581,203
	33,779,332	34,013,870
	38,239,139	38,062,645

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

19.4	Loans designated as hedging instrument

As of December 31, 2019, Ecopetrol S.A. designated USD$7,331 million (2018 – USD$6,500 million) of foreign currency debt as a hedging instrument, of which USD$6,031 million is used to hedge the net investment in foreign operations with the US dollar as their functional currency, and USD$1,300 million is used to hedge the cash flows of future crude oil exports. See Note 29 – Risk management.

19.5	Guarantees and covenants

Financing obtained directly by Ecopetrol S.A. in capital markets has no guarantees granted or financial covenant restrictions.

The following is a summary of certain restrictions contained in certain other loan instruments of Ecopetrol Business Group. As of Dec 31, 2019 the covenants, loans and payments have been fulfilled.

–	The loan entered into by Oleoducto de los Llanos is guaranteed with the economic rights of the ship–or–pay transportation agreements with Frontera Energy Corp and also includes certain restrictions regarding capital contributions and asset disposal.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

–	The syndicated loan entered into by Oleoducto Bicentenario requires that this subsidiary maintain an established relationship of leverage and solvency and cash flow / service to the debt.

–	The loan entered into by Bioenergy with Bancolombia is guaranteed with the La Esperanza 1 and 2 farms of COP$6,343.

19.6	Waiver

As for December 31, 2019, another waiver was granted to Ecopetrol’s subsidiaries:

–	Bancolombia granted a waiver to the lease agreements 120158 and 148090 of Bioenergy Zona Franca S.A.S. until June 2020 according to the need to manage short-term liquidity of the company.

19.7	Fair value of loans

The fair value of loans and borrowings is COP$43,261,792 and COP$38,305,674 as of December 31, 2019 and 2018, respectively.

For fair value measurement, local currency bonds were valued using Precia reference prices, while bonds in U.S. dollars were valued using Bloomberg. With regard to the other financial obligations for which there is no market benchmark, a discount to present value technique was used. These rates incorporate market risk through some benchmarks (Libor, FTD) and the Ecopetrol Business Group’s credit risk (spread).

19.8	Movement of net financial debt

The following is the movement of net financial debt as of December 31, 2019, 2018 and 2017:

	Cash	Other	Loans	Net
	and	financial	and	financial
	equivalents	assets	borrowings	debt
Balance as of December 31, 2017	7,945,885	6,533,725	(43,547,835)	(29,068,225)
Cash flow	(2,040,386)	843,612	11,363,077	10,166,303
Exchange difference:
Recognized in profit or loss	406,245	920,609	(816,840)	510,014
Recognized in other comprehensive income	—	—	(2,165,569)	(2,165,569)
Financial cost registered to projects	—	—	(217,891)	(217,891)
Financial income (expense) recognized in profit or loss	—	92,906	(2,399,414)	(2,306,508)
Foreign currency translation	—	(245,958)	(203,446)	(449,404)
Other movements that do not generate cash flow		2,921	(74,727)	(71,806)
Balance as of December 31, 2018	6,311,744	8,147,815	(38,062,645)	(23,603,086)
Cash flow	505,466	(3,117,549)	3,303,303	691,220
Exchange difference:
Recognized in profit or loss	258,548	182,396	(151,518)	289,426
Recognized in other comprehensive income	—	—	(53,911)	(53,911)
Financial cost registered to projects	—	—	(261,592)	(261,592)
Financial income (expense) recognized in profit or loss	—	(18,551)	(1,894,490)	(1,913,041)
Foreign currency translation	—	(204,441)	(14,627)	(219,068)
Other movements that do not generate cash flow	—	(10,378)	(1,103,659)	(1,114,037)
Balance as of December 31, 2019	7,075,758	4,979,292	(38,239,139)	(26,184,089)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.	Trade and other payables

	2019	2018
Suppliers	8,115,015	6,878,510
Partners’ advances	925,761	874,010
Withholding tax	673,204	246,867
Related parties (Note 30)	187,616	116,418
Dividends payable	157,181	84,657
Insurance and reinsurance	136,041	211,883
Agreements in transport contracts (1)	71,239	210,196
Deposits received from third parties	44,826	49,158
Various creditors	402,808	304,613
	10,713,691	8,976,312

Current	10,689,246	8,945,790
Non–current	24,445	30,522
	10,713,691	8,976,312

(1)	Corresponds to the value of debt from agreements in transport contracts of oil pipelines and poliducts, impacted by volumetric adjustments, compensation for quality and other inventory management agreements.

The carrying amount of trade accounts and other accounts payable approximates their fair value due to their short–term nature.

21.	Provisions for employees’ benefits

	2019	2018
Post–employment benefits
Healthcare	6,908,799	5,507,784
Pension	2,853,718	1,452,322
Education	458,441	479,945
Bonds	352,917	331,064
Other plans	98,729	82,576
Termination benefits – Voluntary retirement plan	124,186	137,859
	10,796,790	7,991,550
Social benefits and salaries	587,596	521,802
Other employee benefits	96,678	93,199
	11,481,064	8,606,551

Current	1,929,087	1,816,882
Non–current	9,551,977	6,789,669
	11,481,064	8,606,551

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.1	Post–employment benefits liability (asset)

The following table shows the movement in liabilities and assets, net of post-employment benefits and termination benefits, as of December 31, 2019 and 2018:

	Pension and bonds (1)		Other		Total
	2019	2018	2019	2018	2019	2018
Liabilities for employee benefits
Opening balance	14,131,943	14,147,464	6,212,118	6,105,432	20,344,061	20,252,896
Current service cost	—	—	76,478	77,373	76,478	77,373
Past service cost	—	—	—	50,489	—	50,489
Interest expense	920,622	888,583	418,553	377,923	1,339,175	1,266,506
Actuarial (losses) gains	1,755,300	(56,655)	1,273,409	(27,651)	3,028,709	(84,306)
Benefits paid	(891,393)	(847,449)	(387,387)	(371,448)	(1,278,780)	(1,218,897)
Closing balance	15,916,472	14,131,943	7,593,171	6,212,118	23,509,643	20,344,061

Plan assets
Opening balance	12,348,557	12,471,163	3,954	3,245	12,352,511	12,474,408
Return on assets	801,065	780,494	217	170	801,282	780,664
Contributions to funds	—	—	83,071	21,971	83,071	21,971
Benefits paid	(891,393)	(847,449)	(84,243)	(21,526)	(975,636)	(868,975)
Actuarial (losses) gains	451,609	(55,651)	16	94	451,625	(55,557
Closing balance	12,709,838	12,348,557	3,015	3,954	12,712,853	12,352,511
Net post–employment benefits liability	3,206,634	1,783,386	7,590,156	6,208,164	10,796,790	7,991,550

(1)	There is no cost for the pension and pension plans service, due to the fact that the beneficiaries were retired as of July 31, 2010.

The following table shows the movement in profit and loss and in other comprehensive income as of December 31, 2019, 2018 and 2017:

	2019	2018	2017
Recognized in profit or loss
Interest expense. net	537,893	485,842	373,522
Current service cost	76,478	77,373	52,164
Past service cost	—	50,489	—
Remedies	10,213	503	13,889
	624,584	614,207	439,575
Recognized in other comprehensive income
Pension and pension bonds	(1,303,693)	1,003	(1,312,195)
Healthcare	(1,268,379)	(17,356)	(794,535)
Education and severance	922	45,509	(203,779)
Termination benefits – Voluntary retirement plan	(34)	93	(3)
	(2,571,184)	29,249	(2,310,512)
Deferred tax	771,355	(33,539)	762,469
	(1,799,829)	(4,290)	(1,548,043)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.2	Plan assets

Plan assets are resources held by pension trusts for payment of pension obligations. Payments for health and education post–employment benefits is Ecopetrol’s responsibility. The destination of trust resources and its yields cannot be changed or returned to the Ecopetrol Business Group until all pension obligations have been fulfilled.

The following is the composition of the plan assets of pension and pension bonds by type of investment as of December 31, 2019 and 2018:

	2019	2018
Bonds issued by the national government	4,301,961	4,307,972
Bonds of private entities	3,122,630	2,910,071
Other local currency	1,899,787	2,219,634
Other public bonds	1,082,815	1,014,663
Other foreign currency	870,859	691,658
Variable yield	823,977	653,828
Bonds of foreign entities	610,824	554,685
	12,712,853	12,352,511

26.6% of plan assets are classified as level 1 in the fair value hierarchy where prices for the assets are directly observable on actively traded markets, and 73.4% are classified as level 2 (47.4% and 52.6% for 2018, respectively).

The fair value of level 2 plan assets is calculated using prices quoted in the assets’ market. The Ecopetrol Business Group obtains these prices through reliable financial data providers recognized in Colombia or abroad depending on the investment.

For the securities issued in local currency, the fair value of plan assets is calculated using information published by Precia, a price supplier authorized by the Financial Superintendence of Colombia. According to its methodology, prices are calculated based on market information on the valuation date or estimated from historical inputs according to the criteria established for the calculation of each of the prices.

The average price is calculated based on the most representative market of the transactions carried out through electronic platforms approved and supervised by the regulator.

On the other hand, the estimated price is calculated for investments that do not reflect enough information to estimate an average market price, replicating the quoted prices for similar assets or prices obtained through quotes from brokers. This estimated price is also given by Precia as a result of the application of robust methodologies approved by the financial regulator and widely used by the financial sector.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following table reflects the credit ratings of the issuers and counterparties in assets held by the autonomous pension funds:

	2019	2018
AAA	5,138,279	4,683,190
Nation	4,448,221	4,364,188
AA+	837,009	860,905
BBB-	455,201	426,743
BBB	319,514	193,579
BAA3	219,830	310,788
SP1+	84,933	—
A-1+	78,156	—
BRC1+	68,313	89,211
F1+	56,728	249,361
BBB+	22,113	86,040
A3	17,267	17,075
AA-	16,067	60,382
BAA1	15,538	21,395
AA	6,679	28,367
A	11,841	62,754
Other credit ratings	30,129	55,768
Not available ratings	887,035	842,765
	12,712,853	12,352,511

See credit risk policy in Note 29.2.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.3	Actuarial assumptions

The following are the actuarial assumptions used in determining the present value of defined employee benefit obligations used for the actuarial calculations as of December 31, 2019 and 2018:

2019	Pension	Bonds	Health	Education	Other benefits (1)
Discount rate	5.75%	5.25%	6.00%	5.50%	4.83%
Salary growth rate	N/A	N/A	N/A	N/A	5.50% / 4.70
Expected inflation rate	3.00%	3.00%	3.00%	3.00%	3.00%
Pension growth rate	3.00%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	7.00%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	N/A

2018	Pension	Bonds	Health	Education	Other benefits (1)
Discount rate	6.75%	6.50%	7.00%	6.75%	5.87%
Salary growth rate	N/A	N/A	N/A	N/A	5.10% / 4.70
Expected inflation rate	3.00%	3.00%	3.00%	3.00%	3.00%
Pension growth rate	3.00%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	7.00%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	N/A

N/A: Not applicable for this benefit.

(1)	Weighted average discount rate.

The cost trend is the projected increase for the initial year, which includes the expected inflation rate.

The mortality table used for the calculations was that of ‘Valid Annuitant’ for men and women based on the experience gained for the period 2005–2008 of the Colombian Social Security Institute.

21.4	Maturity of benefit obligation

The cash flows required for payment of post–employment obligations are the following:

Period	Pension and bonds	Other benefits	Total
2020	949,034	377,313	1,326,347
2021	967,734	384,233	1,351,967
2022	1,000,730	391,324	1,392,054
2023	1,000,770	401,058	1,401,828
2024	1,038,858	404,691	1,443,549
2025 and thereafter	5,551,125	2,081,228	7,632,353

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.5	Sensitivity analysis

The following sensitivity analysis shows the effect of such possible changes on the obligation for defined benefits, while keeping the other assumptions constant, as of December 31, 2019:

	Pension	Bonds	Health	Education	Other benefits
Discount rate
–50 basis points	15,765,778	1,098,700	7,464,162	478,697	231,732
+50 basis points	14,032,277	1,022,732	6,418,743	440,209	220,426
Inflation rate
–50 basis points	14,045,125	1,021,771	N/A	N/A	125,653
+50 basis points	15,744,316	1,099,381	N/A	N/A	128,775
Salary growth rate
–50 basis points	N/A	N/A	N/A	N/A	94,266
+50 basis points	N/A	N/A	N/A	N/A	103,434
Cost trend
–50 basis points	N/A	N/A	6,425,329	439,471	N/A
+50 basis points	N/A	N/A	7,452,021	478,793	N/A

21.6	Voluntary retirement plan

In October 2017, the Ecopetrol’s Board of Directors approved a new employee retirement plan that included four categories of retirements from January 2020 until December 2023: compliance of the work cycle (pension), Retirement Plan A (rent), Retirement Plan B (Bonus) and improved compensation. As for December 31, 2019, the Ecopetrol Business Group has not recognize a provision related to this plan, since it will be understood as an obligation at the time the Company offers the plan and each employee voluntarily accepts their retirement by taking advantage of any of the mentioned categories.

In August 2016, the Ecopetrol Business Group offered a voluntary retirement plan to 200 employees who met certain criteria. As of December 31, 2019, 132 employees were part of the plan, with a corresponding obligation of COP$124,186 (2018 – COP$137,859. This plan includes benefits such as monthly income, education and health benefits until the date on which the employee is granted their retirement pension.

22.	Accrued liabilities and provisions

	Asset retirement obligation	Litigation	Environmental contingencies and others	Total

Balance as of December 31, 2018	6,719,275	127,945	906,792	7,754,012
Increase in abandonment costs	2,188,928	—	—	2,188,928
Additions	112,486	58,913	90,854	262,253
Uses	(410,191)	(45,342)	(59,755)	(515,288)
Financial costs	226,803	—	3	226,806
Foreign currency translation	(5,240)	79	1,211	(3,950)
Transfers	3,359	(4,166)	6,334	5,527
Balance as of December 31, 2019	8,835,420	137,429	945,439	9,918,288
Current	589,411	28,662	171,224	789,297
Non-current	8,246,009	108,767	774,215	9,128,991
	8,835,420	137,429	945,439	9,918,288

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Asset retirement obligation	Litigation	Environmental contingencies and others	Total

Balance as of December 31, 2017	5,527,324	182,966	827,159	6,537,449
Increase in abandonment costs	1,062,280	—	—	1,062,280
Additions	71,015	61,851	174,780	307,646
Uses	(182,130)	(114,647)	(100,215)	(396,992)
Financial costs	186,518	—	—	186,518
Foreign currency translation	54,610	(2,368)	10,983	63,225
Transfers	(342)	143	(5,915)	(6,114)
Balance as of December 31, 2018	6,719,275	127,945	906,792	7,754,012
Current	549,678	88,623	176,108	814,409
Non-current	6,169,597	39,322	730,684	6,939,603
	6,719,275	127,945	906,792	7,754,012

	Asset retirement obligation	Litigation	Environmental contingencies and others	Total
Balance as of December 31, 2016	5,064,660	209,932	643,278	5,917,870
Increase in abandonment costs	39,634	—	—	39,634
Additions (reversals)	110,587	(19,185)	106,532	197,934
Uses	(66,469)	(7,742)	(19,613)	(93,824)
Financial costs	379,891	—	(367)	379,524
Foreign currency translation	(979)	(39)	718	(300)
Transfers (1)	—	—	96,611	96,611
Balance as of December 31, 2017	5,527,324	182,966	827,159	6,537,449
Current	199,824	159,881	199,123	558,828
Non–current	5,327,500	23,085	628,036	5,978,621
	5,527,324	182,966	827,159	6,537,449

(1)	Mainly includes transfers to liabilities associated with assets held for sale.

22.1	Asset retirement obligation

The estimated liability for asset retirement obligation costs corresponds to the future obligation that the Ecopetrol Business Group to restore environmental conditions to a level similar to that existing before the start of projects or activities, as described in Note 3.5 – Abandonment and dismantling costs of fields and other facilities. As these relate to long–term obligations, this liability is estimated by projecting the expected future payments and discounting at present value with a rate indexed to the Ecopetrol Business Group’s financial obligations, taking into account the temporariness and risks of this obligation. The discount rates used in the estimate of the obligation as of December 31, 2019 were: Exploration and Production 3.01% (2018 – 3.54%), Transportation and Logistics 2.61% (2018 – 3.69%) and Refining and Petrochemicals 3.94% (2018- 3.84%).

22.2	Litigation

The following is a summary of the main legal proceedings recognized in the consolidated statement of financial position, where the expectation of loss is probable and could imply an outflow of resources as of December 31, 2019 and 2018:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Proceedings	2019	2018

Provision to execute contracts	93,992	93,992
Controversy for breach of contract with firms Consulting Group and Industrial Consulting SAS. with the Refinería de Cartagena and payment was made in 2019	—	15,541

22.3	Environmental contingencies and others

These correspond to contingencies for environmental incidents and obligations related to environmental compensation and mandatory investment of 1% for the use of, exploitation of or effect on natural resources imposed by national, regional and local environmental authorities. Mandatory investment of 1% is based on the use of water taken directly from natural sources in accordance with the provisions of Law 99 of 1993, Article 43, Decree 1900 of 2006, Decree 2099 of 2017 and 075 and 1120 of 2018 and article 321 of Law 1955 of 2019 in relation to the projects that Ecopetrol develops in Colombia.

The Colombian Government through the Ministry of Environment and Sustainable Development, issued in December 2016 and in January 2017 the Decrees 2099 and 075, which modify the Single Regulatory Decree of the environment and sustainable development sector, Decree 1076 of 2015, related to the mandatory investment for the use of water taken directly from natural sources.

In 2017, the main changes established by these decrees were related to the areas and lines of investment and the basis for settlement of the obligations. Similarly, June 30, 2018 was declared the maximum date to modify investment plans that were underway. On June 30, 2017, Ecopetrol filed with the National Environmental Licensing Authority (ANLA) certain investment plans to meet the 1% mandatory investment based on the new decrees, relative to investment lines, maintaining the settlement base of Decree 1900.

As of December 31, 2018, the provision for the 1% mandatory investment for the use of water was estimated based on the parameters established in Decree 1076 of 2015. The Ecopetrol Business Group is in the process of analyzing the impact of the applicability of the changes set out in the aforementioned decrees.

As of December 31, 2019, the Ecopetrol Business Group achieved a new certification of a settlement base and the acceptance of the percentage of the investment values’ update of 1% in compliance with article 321 of Law 1955 of 2019 generating a lower provision of this obligation.

22.4	Contingencies

Oleoducto Bicentenario de Colombia S.A.S.

During July 2018, the carriers Frontera Energy Colombia Corp. (“Frontera”), Canacol Energy Colombia S.A.S. (“Canacol”) and Vetra Exploración y Producción Colombia S.A.S. (“Vetra” and, together with Frontera and Canacol, the “Carriers”) sent letters to Oleoducto Bicentenario de Colombia S.A.S. (“Bicentenario”) alleging the early termination rights under the Ship-or-Pay Transport Agreements entered by each of them and Bicentenario in 2012 (the “Transport Agreements”).

In accordance with the foregoing, the carriers have ceased to fulfill their obligations under said Transport Agreements. Bicentenario has rejected the terms of the letters, noting that there was no option for early termination and reiterating to the Carriers that the Transport Agreements are current and therefore the Carriers must fulfill their obligations under the Transport Agreements in a timely fashion.

Under Bicentenario’s understanding that the Transport Agreements remain current and that the Carriers are in violation of their obligations under such agreements, Bicentenario declared the Carriers delinquent because of their failure to pay the tariff under the aforementioned agreements. Consequently, Bicentenario executed the standby letters of credit posted as guarantee for the Transport Agreements.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Having exhausted the direct settlement stages with each carrier, Bicentenario withdrew the initially filed claims and filed arbitration claims against each of them as follows: (i) on November 12, 2019, Bicentenario filed a claim against Frontera under cover of the arbitration agreement contained in the Transport Agreement; (ii) on December 10, 2019, Bicentenario filed a claim against Vetra under the arbitration agreement contained in the Transport Agreement; and (iii) on December 26, 2019, Bicentenario filed a claim against Canacol under the arbitration agreement contained in the Transport Agreement. On December 3, 2019, Bicentenario also filed an arbitration claim against Frontera, Pacific OBC, Corp., Pacific OBC 1, Corp., Pacific OBC 4, Corp., Canacol and Vetra under the Acuerdo Marco de Inversión before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce.

The four arbitration proceedings are ongoing.

Simultaneously, Bicentenario will continue to exercise its rights under the terms of the Transportation Agreements and its related agreements, to guarantee compliance and claim any compensation, indemnity or restitution arising from the alleged early termination of said agreements, together with other breaches.

Cenit Transporte y Logística de Hidrocarburos S.A.S.

Ship or pay transport agreements:

The clauses in the agreements signed with Frontera Energy Group with respect to the Caño Limón Coveñas Pipeline, and in particular clause 13.3 establish that, in the event of the suspension of services for reasons not attributable to any of the parties, for a period over 180 continuous calendar days, either party may request the early termination of the agreement.

Based on this, on July 12, 2018, CENIT received a communication from Frontera Energy Group, whereby the latter expressed its decision to exercise the provision set forth in clause 13.3 for each of the Transport Agreements signed with respect to the Caño Limón - Coveñas Pipeline, requesting their early termination. In relation to the foregoing, CENIT issued communication CEN-PRE-3451-2018-E dated July 17, 2018 whereby it stated that the grounds to exercise clause 13.3 of the agreements in question have not occurred; therefore, Frontera Energy Group cannot exercise its contractual right to early termination.

Included in that same communication, CENIT stated its intention to continue billing and charging the transportation services established in the aforementioned agreements, considering that they are still valid, therefore Frontera must comply with the obligations assumed therein.

In 2019, CENIT evaluated the revenue recognition principle in accordance with the criteria contained in IFRS 15, determining that it is not possible to recognize the income associated with this agreement in the amount of COP$163,852, notwithstanding the aforementioned, the contractual rights and obligations remain and therefore the controversy with the Frontera Energy Group continues.

As of December 31, 2019, the amounts owed by the Frontera Energy Group in relation to the case described above amount to COP$334,582.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.5	Legal proceedings not recognized

The following is a summary of the main contingent liabilities that have not been recognized in the statement of financial position as, according to the evaluations made by internal and external advisors of the Ecopetrol Business Group, the expectation of loss is not probable as of December 31, 2019 and 2018:

	2019		2018
Type of process	Number of processes	Proceedings	Number of processes	Proceedings
Constitutional action	14	1,092,228	13	1,075,965
Ordinary administrative	160	780,150	149	701,080
Ordinary labor	593	49,055	652	76,744
Ordinary civil	52	16,269	54	15,875
Arbitration	0	0	1	10,608
Special labor	13	720	14	1,056
Penal	1	595	1	0
Executive administrative	1	28	2	40
Guardianship	112	10	105	0
Executive civil	1	0	2	1,281
	947	1,939,055	993	1,882,649

22.6	Details of contingent assets

The following is a breakdown of the Ecopetrol Business Group’s principal contingent assets, where the associated contingent gain is likely, but not certain:

	2019		2018
Type of process	Number of processes	Proceedings	Number of processes	Proceedings
Ordinary administrative	35	373,555	47	229,935
Ordinary civil	75	86,363	40	12,101
Arbitration	1	67,232	1	261,754
Penal	156	60,177	189	58,481
Executive civil	61	4,912	65	3,569
Executive administrative	11	4,028	15	4,286
Ordinary labor	50	3,295	51	6,086
Special labor	57	307	59	320
Guardianship	4	—	6	—
	450	599,869	473	576,532

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Refinería de Cartagena S.A.S

On March 8, 2016, Reficar filed a Request for Arbitration before the International Chamber of Commerce (the “ICC”), against Chicago Bridge & Iron Company N.V., CB&I (UK) Limited, and CBI Colombiana S.A. (jointly “CB&I”) concerning a dispute related to the Engineering, Procurement, and Construction Agreements entered into by and between Reficar and CB&I for the expansion of the Cartagena Refinery in Cartagena, Colombia. Reficar is the Claimant in the ICC arbitration and seeks no less than USD$2 billion in damages plus lost profits.

On May 25, 2016, CB&I filed its Answer to the Request for Arbitration and Counterclaim for approximately USD$106 million and COP$324,052 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I. On April 28, 2017, CB&I submitted its Statement of Counterclaim increasing its claims to approximately USD$116 million and COP$387,558 million. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately USD$129 million and COP$432,303 million (including in each case interest), and also filed its Exhaustive Statement of Defense to Reficar’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, USD$ 139 million for provisionally paid invoices under the Memorandum of Agreement(“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

On June 28, 2019, CB&I submitted its Reply to the Non-Exhaustive Statement of Defence to Counterclaim increasing its claims to approximately USD$137 million and COP$503,241 million (including in each case interest, respectively). On this same date, Reficar filed its Reply to CB&I’s Non-Exhaustive Statement of Defense and its Exhaustive Statement of Defense to CB&I’s counterclaim, updating its claim for provisionally paid invoices under the MOA and PIP Agreements and the EPC Contract to approximately USD$ 137 million.

In January 2020, McDermott International Inc., CB&I’s parent company, filed for bankruptcy and announced that it would initiate a reorganization plan pursuant to Chapter 11 of the United States Bankruptcy Law. In response to this situation, Reficar has implemented actions to protect its interests and is advised by a group of experts with whom it will continue to analyze other available measures under these new circumstances.

The oral hearing was scheduled to begin in April 2020, but the arbitration was stayed, as described below. After the hearing, the Tribunal will analyze the parties’ arguments to render its final decision on Reficar’s and CB&I’s claims. Until the Tribunal renders its final decision, the outcome of this arbitration is unknown.

On January 21, 2020, Comet II B.V., the successor in interest to Chicago Bridge & Iron Company N.V., commenced a bankruptcy case under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. Upon the bankruptcy filing, an automatic stay of the commencement or continuation of any action or proceeding, or the enforcement of any judgment or award, against Comet II B.V. became effective, staying the arbitration against Comet II B.V. On January 23, 2020, Comet II B.V. obtained an order from the Bankruptcy Court permitting it to, in its discretion, modify the automatic stay to permit it to proceed with litigation or other contested matters. On March 14, 2020, the Bankruptcy Court entered an order confirming a plan of reorganization, and the order provides for the stay against the arbitration to end upon the earlier of the effective date of the plan and August 30, 2020.

In respect of the arbitration involving Reficar, the confirmation order provides that the proper forum for adjudication of the merits of the arbitration is the International Chamber of Commerce tribunal, the arbitration claims will not be subject to estimation in the Bankruptcy Court, and the stay will not be violated if the parties discuss logistical items with the International Chamber of Commerce tribunal or each other. The order reserves all rights and arguments of the parties related to the arbitration schedule, hearing location, and arbitration logistics and also recognizes that, without waiving any arguments, including but not limited to the Debtors’ objections to alternative hearing locations and long gap(s) between hearing dates, lifting the stay on August 30, 2020 provides sufficient time to commence hearings on or after December 7, 2020.

22.7	Investigations of control entities

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

The following are the most significant investigations and proceedings carried out by the aforementioned state entities:

1.	The Office of the Comptroller General’s investigations and proceedings
1.1	Because of the modifications of the schedule and budget related to Reficar’s expansion and modernization project (the Project), the Office of the Comptroller General initiated a special audit investigation of the Project in 2016 and delivered a final report to Reficar on December 5, 2016. The report detailed 36 findings most of which were related to increased costs compared to budget for services, labor and materials. As required, on January 18, 2017, Reficar submitted an action plan addressing the 36 findings in the following areas: (i) contract management, (ii) supervision of engineering standards contracted with third parties, and (iii) documentation of the control, reporting and monitoring mechanisms of subcontracts.
1.2	As a result of the findings described above, on March 10, 2017, the Office of the Comptroller General opened actions for financial responsibility (proceso de responsabilidad fiscal) against 36 individuals and the six companies involved in the Project, including former members of Ecopetrol’s Board of Directors, former members of Reficar’s Board of Directors, former employees of Ecopetrol, and former employees of Reficar, as well as Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc.

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

Regarding the first proceeding, on June 5, 2018, the Office of the Comptroller General issued charges for financial responsibility (proceso de responsabilidad fiscal) against (i) 15 individuals, which include former members of Reficar’s Board of Directors, a current employee of Ecopetrol, and former employees of Reficar, as well as against (ii) Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc, and the following insurance companies, Compañía Aseguradora de Fianzas S.A, Coaseguro Confianza S.A., Liberty Seguros S.A., CHUBB de Colombia Compañía de Seguros S.A., Seguros Colpatria S.A. and Mapfre Seguros Generales de Colombia S.A., as third parties with joint liability.

As for the other 21 individuals initially investigated in 2017, the Office of the Comptroller General closed the investigations. Therefore, as of the date of the consolidated financial statements, no current or former member of Ecopetrol’s Board of Directors was charged in the first proceeding related to the increase in the Project’s budget.

As of the date of the consolidated financial statements, no charges have been issued in the second proceeding related to the modifications in the Project’s schedule.

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

As of the date of the consolidated financial statements, both Ecopetrol and Reficar have no liability under these proceedings.

1.3	In January 2017, the Office of the Comptroller General initiated a special audit in Reficar and delivered a final report to Reficar on July 12, 2017. In this report the Office of the Comptroller General concluded that, in their opinion, Reficar’s 2016 Financial Statements do not reasonably represent, in all important aspects, the entity’s financial position as of December 31, 2016.

On February 2, 2018, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives decided, through Resolution No. 2713 on December 3, 2017, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2016 fiscal year, since the 2016 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 2713, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

1.4	In December 2017, the Office of the Comptroller General initiated a special audit in Reficar and submitted a final report to Reficar on May 18, 2018. In this report the Office of the Comptroller General concluded that, in their opinion, Reficar’s 2017 Financial Statements do not reasonably represent, in all important aspects, the entity’s financial position as of December 31, 2017.

On February 6, 2019, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives decided, through Resolution No. 3135 on December 18, 2018, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2017 fiscal year, since the 2017 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 3135, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

1.5	On January 2019, the Office of the Comptroller General initiated a financial audit in Reficar and delivered a final report to Reficar on May 20, 2019.

On November 26, 2019, the Legal Accounts Commission of the National House of Representatives of the Republic of Colombia informed Reficar that the House of Representatives had decided, through Resolution No. 2898, that it would not close the General Budget and Treasury Account and the National Balance Sheet for the 2018 fiscal year, since the 2018 Financial Statements of several state entities, among them Reficar, had received a negative opinion from the Office of the Comptroller General. Pursuant to Resolution No. 2898, Colombian control entities were ordered to initiate the corresponding disciplinary, fiscal and/or criminal investigations.

1.6	On January 2020, the Office of the Comptroller General initiated a financial audit in Reficar. The final report is expected to be delivered to Reficar in May 2020.

In respect of the special audits mentioned in sections 1.3, 1.4, 1.5 and 1.6 above, as of the date of the consolidated financial statements, Reficar has no knowledge of any procedural actions carried out by any of the Colombian control entities regarding the disciplinary, fiscal and/or criminal investigations ordered by Resolution No. 2713, Resolution No. 3135 or Resolution No. 2898.

Reficar’s external auditors issued an unqualified opinion on Reficar’s financial position as of December 31, 2016, 2017, 2018 and 2019. As of the date of the consolidated financial statements, such auditors have not informed Reficar that there has been any change to their opinion.

As of the date of the consolidated financial statements, to the best of Ecopetrol’s knowledge, the financial statements continue to fairly represent the financial and operational condition of the Company in all material aspects and its internal controls remain effective.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

As of the date of the consolidated financial statements, the current Boards of Directors of Ecopetrol and Reficar are not part of the Comptroller General proceedings.

2.	The Attorney General’s Office investigations:

Reficar has been officially informed that the Attorney General’s Office currently has four ongoing investigations related to the Project.

Regarding one of these four investigations, on September 12, 2017, the Attorney General’s Office issued a list of charges against certain former members of Reficar’s Board of Directors, as well as certain former officers of Reficar. The charges were related to the failure to fulfill some of their duties as administrators and/or for acting “ultra vires” in the exercise of their functions against: (i) Javier Genaro Gutiérrez (Ecopetrol CEO, 2007-2015); (ii) Felipe Laverde (Reficar General Counsel, 2009-March 2017); (iii) Pedro Rosales (Ecopetrol Downstream Executive Vice President, 2008-2015); (iv) Diana Constanza Calixto (Ecopetrol Head of the Corporate Finance Unit, 2009-2014), (v) Orlando José Cabrales (Reficar CEO, 2009-2012) and (vi) Reyes Reinoso Yanes (Reficar CEO, 2012-2016). The Attorney General’s Office closed the case against the rest of the members of Reficar’s Board of Directors and the rest of the former officers of Reficar.

On January 17, 2020 the Attorney General’s Office issued its judgment against Reyes Reinoso Yanes for acting “ultra vires” in the exercise of his functions promoting a special billing procedure without the due diligence required to protect Reficar’s resources. As for the other four individuals initially investigated, they were acquitted of the charges.

The specific content and status of the remaining three ongoing investigations remains confidential.

As of the date of the consolidated financial statements, the current Boards of Directors of Ecopetrol and Reficar are not part of the Attorney General’s Office proceedings.

3.	The Prosecutor’s Office investigations:

The Prosecutor’s Office has been conducting the following legal proceedings:

3.1	Between July 25 and August 2, 2017, the Prosecutor’s Office indicted the following individuals with charges, the majority of which are related to offenses against the public administration and illegal interest in the execution of agreements: (i) Orlando José Cabrales Martínez (Reficar CEO, 2009-2012); (ii) Reyes Reinoso Yanes (Reficar CEO, 2012-2016); (iii) Felipe Laverde Concha (Reficar General Counsel, 2009-March 2017); (iv) Pedro Alfonso Rosales Navarro (Ecopetrol Downstream Executive Vice President, 2008-2015); (v) Masoud Deidehban (CBI Executive Project Director); (vi) Phillip Asherman (CBI CEO) and (vii) Carlos Lloreda (Reficar’s statutory auditor from 2013-2015.) The arraignment hearing began on May 30, 2018, and concluded on August 22, 2018.

The Prosecutor’s Office has already made public the factual basis for such charges, which is based on the theory that: (i) executing a cost reimbursable engineering, procurement and construction contract (EPC) and not a lump sum agreement favored CBI interests, and (ii) executing special invoicing procedures (MOA –Memorandum of Agreement and PIP –Project Invoicing Procedure) with CBI allowed the payments of unreasonable amounts not duly verified by the Joint Venture Foster Wheeler USA Corporation and Process Consultant Inc (FPJVC). The defense attorneys have not yet had an opportunity to present their case against such facts in a court of law.

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

3.2	On October 22 and 23, 2018, the Prosecutor’s Office indicted the following individuals with charges related to improper management and obtaining false public documents: Javier Genaro Gutiérrez Pemberthy (Ecopetrol CEO, 2007-2015), Reyes Reinoso Yánez (Reficar CEO, 2012-2016), Pedro Alfonso Rosales Navarro (Ecopetrol Downstream Executive Vice President, 2008-2015), and Diana Constanza Calixto Hernández (Ecopetrol Head of the Corporate Finance Unit, 2009-2014). The arraignment hearing took place on August 5, 2019.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The Prosecutor’s Office made public the factual basis of the charges, which is based on the theory that the indicted directors hid necessary information from Ecopetrol’s Board of Directors before the approval of amendment No. 3 of the EPC contract. The defense attorneys have not yet had an opportunity to present their case against such facts in a court of law.

On January 27, 2020, during the indictment hearing, Ecopetrol and Reficar were recognized as victims.

3.3	On March 18, 2019, the Prosecutor’s Office indicted the following individuals with charges related to entering into agreements without compliance with legal requirements: Orlando José Cabrales Martínez (Reficar CEO, 2009-2012) and Felipe Castilla (Reficar CEO, 2009). The arraignment hearing took place on January 27, 2020.

The Prosecutor’s Office has already made public the factual basis of the charges, which is based on the theory that hiring FPJVC as the PMC of the project through a sole source process violated the objective selection principle.

Ecopetrol and Reficar have cooperated closely and extensively with the control entities in furthering their investigations and will continue to monitor the status and development of these investigations.

As of the date of the consolidated financial statements, the current Boards of Directors of Ecopetrol and Reficar and their employees are not part of the Prosecutor’s Office proceedings. None of the legal proceedings described in this paragraph are related with bribery charges.

As of the date of the consolidated financial statements, Ecopetrol and Reficar have no knowledge of any legal proceeding in the United States regarding the project.

23.	Equity

The main components of equity are detailed below:

23.1	Subscribed and paid–in capital

Ecopetrol’s authorized capital amounts to COP$36,540,000, and is comprised of 60,000,000,000 ordinary shares, of which 41,116,694,690 are outstanding, and 11.51% (4,731,906,273 shares) are held privately and 88.49% (36,384,788,417 shares) are held by the Colombian Government. The value of the reserve shares amounts to COP$11,499,933 comprised of 18,883,305,310 shares. As of December 31, 2019 and 2018, subscribed and paid–in capital amounts to COP$25,040,067. There are no potentially dilutive shares.

23.2	Additional paid–in capital

Additional paid–in capital mainly corresponds to: (i) share premium from the Ecopetrol Business Group’s capitalization in 2007, for COP$4,457,997, (ii) share premium from the sale of shares awarded in the second capitalization, which took place in September 2011, of COP$2,118,468, iii) a COP$31,377 share premium from the placement of shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, and (iv) additional paid–in capital receivables for COP$(143).

23.3	Equity reserves

The following is the composition of the Ecopetrol Business Group’s reserves as of December 31, 2019 and 2018:

	2019	2018
Legal reserve	3,243,832	2,088,192
Fiscal and statutory reserves	509,082	509,081
Occasional reserves (1)	31,744	2,541,622
	3,784,658	5,138,895

The movement of equity reserves is the following for the years ended December 31, 2019 and 2018:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2019	2018
Opening balance	5,138,895	2,177,869
Release of reserves	(3,050,703)	(751,718)
Allocation to reserves	5,355,852	3,712,744
Dividends declared	(3,659,386)	—
Closing balance	3,784,658	5,138,895

23.4	Retained earnings and dividends

The Ecopetrol Business Group distributes dividends based on its separate annual financial statements, prepared under International Financial Reporting Standards accepted in Colombia (NCIF, by its acronym in Spanish).

The Ordinary General Shareholders’ Meeting, held on March 29, 2019, approved the profit distribution for 2018 and set the distribution of dividends at COP$9,251,256. In addition, the Extraordinary General Shareholders’ Meeting, held on December 16, 2019 approved the change of the occasional reserve destination authorized on March 29, 2019; therefore, the Ecopetrol Business Group distributed as an extraordinary dividend COP$3,659,386. A total of 100% of dividends was paid during 2019.

The Ordinary General Shareholders’ Meeting, held on March 23, 2018, approved the profit distribution for 2017 and set the distribution of dividends at COP$3,659,386. Dividends paid in 2018 attributable to the shareholders of Ecopetrol S.A. amounted to COP$3,659,373 (2017 - COP$945,661) and those of the non-controlling interest to COP$768,328 (2017 – COP$558,986).

23.5	Other comprehensive income attributable to owners of parent

The following is the composition of the other comprehensive income attributable to the shareholders of the parent, Ecopetrol S.A., net of tax:

	2019	2018	2017
Foreign currency translation	10,265,398	10,235,891	7,706,623
Cash flow hedge with derivative instruments	3,689	(30,962)	6,942
Cash flow hedges for future exports	(135,748)	(374,079)	159,295
Actuarial gain on defined benefit plans	(2,357,210)	(557,381)	(553,091)
Hedge of a net investment in a foreign operation	(1,130,583)	(1,069,316)	(97,362)
Others	1,114	176,608	176,608
	6,646,660	8,380,761	7,399,015

23.6	Earnings per share

	2019		2018		2017
Profit attributable to Ecopetrol’s shareholders		13,744,011		11,381,386		7,178,539
Weighted average number of outstanding shares		41,116,694,690		41,116,694,690		41,116,694,690
Net basic earnings per share (Colombian pesos)	COP$	334.3	COP$	276.8	COP$	174.6

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.	Sales revenue from contracts with customers

	2019	2018	2017
National sales
Mid–distillates	13,541,756	11,586,192	9,590,326
Gasoline and turbo fuels	9,373,030	7,952,852	6,990,187
Transport services	3,829,102	3,531,404	3,589,553
Natural gas	2,305,543	1,885,846	1,815,754
Plastic and rubber	760,301	822,367	833,982
Asphalts	544,200	335,426	275,803
LPG and propane	372,916	574,639	509,619
Crude oil	356,857	550,479	909,871
Services	309,353	239,410	283,799
Aromatics	228,552	282,545	217,418
Polyethylene	190,133	270,887	167,348
Other income gas contracts (1)	102,845	156,031	188,195
Fuel oil	97,907	509,482	354,058
Other products	507,336	489,507	280,226
	32,519,831	29,187,067	26,006,139
Recognition of price differential (2)	1,785,277	3,835,533	2,229,953
	34,305,108	33,022,600	28,236,092
Foreign sales
Crude oil	28,523,596	26,898,737	21,479,063
Diesel	4,391,798	3,050,839	1,213,740
Fuel oil	1,870,929	2,053,594	1,982,408
Plastic and rubber	1,200,668	1,268,582	1,169,101
Gasoline and turbo fuels	1,085,392	1,782,194	1,223,994
Natural gas	27,255	27,899	32,303
LPG and propane	13,591	20,212	15,631
Cash flow hedge for future exports – Reclassification to profit or loss (Note 29.1.2)	(386,773)	128,404	160,772
Other products	456,948	350,811	441,124
	37,183,404	35,581,272	27,718,136
	71,488,512	68,603,872	55,954,228

(1)	Corresponds to income on the share of gas sales profits, under the agreement signed between Ecopetrol and Chevron in 2004, for the extension of the joint venture contract for the exploitation of gas in La Guajira.

(2)	Corresponds to the application of Decree 180522 of March 29, 2010, and other standards that modify and add (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of ordinary motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). See Note 4.16 – Sales revenue recognition from contracts with customers.

Sales by geographic areas

	2019	%	2018	%	2017	%
Colombia	34,305,108	48.0%	33,022,600	48.1%	28,236,092	50.5%
United States	17,371,173	24.3%	14,765,674	21.5%	12,532,932	22.4%
Asia	13,529,151	18.9%	12,271,225	17.9%	6,136,796	11.0%
Central America and the Caribbean	3,472,665	4.9%	4,449,033	6.6%	6,070,565	10.8%
South America and others	1,502,815	2.1%	2,968,038	4.3%	1,947,226	3.5%
Europe	1,307,600	1.8%	1,127,302	1.6%	1,030,617	1.8%
	71,488,512	100%	68,603,872	100%	55,954,228	100%

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Concentration of customers

During 2019, Organización Terpel S.A. represented 16.0% of sales revenue for the period (2018 – 14.0% and 2017 – 14.3%); no other customer represented more than 10% of total sales. There is no risk of the Ecopetrol Business Group's financial situation being affected by a potential loss of the client. The commercial relationship with this customer is for the sale of refined products and transportation services.

25.	Cost of sales

	2019	2018	2017
Variable costs
Imported products (1)	12,639,710	11,809,529	11,637,419
Depreciation amortization and depletion	5,523,306	5,064,518	5,765,186
Purchases of crude in association and concession	5,466,496	3,820,746	2,240,704
Purchases of hydrocarbons – ANH (2)	5,437,177	5,667,567	4,338,576
Process materials	1,016,617	968,884	889,122
Electric energy	829,543	662,297	561,424
Hydrocarbon transport services	821,654	696,964	665,714
Taxes and economic rights	788,924	441,207	449,959
Purchases of other products and gas	584,507	632,509	488,056
Services contracted in associations	267,778	260,207	195,689
Others (3)	(676,269)	(186,087)	(663,916)
	32,699,443	29,838,341	26,567,933
Fixed costs
Depreciation and amortization	2,781,446	2,555,176	2,366,849
Maintenance	2,497,002	2,260,984	2,038,970
Labor costs	2,316,567	2,105,803	1,815,213
Services contracted	1,841,009	1,796,354	1,414,056
Services contracted in associations	1,211,510	1,040,221	1,008,336
Materials and operating supplies	574,678	565,601	468,205
Taxes and contributions	516,933	393,690	343,505
Hydrocarbon transport services	268,572	261,237	333,671
General costs	265,200	366,972	551,587
	12,272,917	11,346,038	10,340,392
	44,972,360	41,184,379	36,908,325

(1)	Imported products correspond mainly to diesel fuel and diluent to facilitate the transport of heavy crude oil.

(2)	Corresponds to purchases of crude oil by Ecopetrol from the National Hydrocarbons Agency (ANH, by its acronym in Spanish) derived from national production, both of the Ecopetrol Business Group’s direct operations and of third parties.

(3)	Corresponds mainly to: i) the capitalization of the inventory, product of the costing and valuation process, ii) the valuation at Net Realizable Value, and iii) the loans of inventories by transport.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.	Administrative, operations and project expenses

	2019	2018	2017
Administrative expenses
General expenses	1,140,975	911,645	723,341
Labor expenses	759,324	662,258	624,424
Taxes	48,753	39,117	362,963
Depreciation and amortization	202,547	40,838	53,796
	2,151,599	1,653,858	1,764,524
Operations and project expenses
Exploration costs	763,452	1,387,379	1,341,940
Taxes	483,330	433,506	324,223
Commissions, fees, freights and services	558,370	466,862	471,657
Labor expenses	402,531	316,386	310,947
Fee for regulatory entities	94,785	98,794	63,470
Depreciation and amortization	75,484	44,318	95,516
Maintenance	56,333	50,846	122,273
Others	197,469	105,041	196,039
	2,631,754	2,903,132	2,926,065

27.	Other operating income (expenses), net

	2019	2018	2017
Gain (loss) on acquisition of participations and interests (1)	1,048,924	(12,065)	451,095
(Loss) profit on sale of assets	(148,021)	(93,601)	40,227
Expense for legal provisions	(98,020)	(68,398)	(72,408)
Impairment loss of short–term assets	(90,441)	(105,692)	(68,800)
Expense for gas pipeline availability BOMT contracts (2)	—	—	(72,318)
Other income	344,354	244,301	227,607
	1,056,796	(35,455)	505,403

(1)	For 2019, this corresponds mainly to gains related to the business combination of Invercolsa S.A. (see Note 12)
(2)	Corresponds to the services rendered in connection with the BOMT contracts for the construction, operation, maintenance and transfer of gas pipelines with Transgas. This contract terminated in August 2017.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.	Financial result, net

	2019	2018	2017
Finance income
Results from financial assets and others	975,245	745,571	739,148
Yields and interests	481,674	383,624	405,562
Dividends (1)	117,260	—	—
Gain on sale of equity instruments	—	368	13,236
Other financial income	49,157	—	1,410
	1,623,336	1,129,563	1,159,356
Finance expenses
Interest (2)	(1,894,490)	(2,399,414)	(2,385,994)
Financial cost of other liabilities (3)	(757,509)	(668,782)	(753,047)
Results from financial assets and others	(638,767)	(381,445)	(481,308)
Other financial expenses	(43,703)	(62,520)	(40,252)
	(3,334,469)	(3,512,161)	(3,660,601)
Foreign exchange gain (loss), net	40,639	372,223	5,514
Financial result, net	(1,670,494)	(2,010,375)	(2,495,731)

(1)	In 2007, Arrendadora Financiera Internacional Bolivariana (AFIB) and Ecopetrol S.A. signed an agreement to constitute a trust fund, in which Invercolsa deposited dividends corresponding to 8.53% of the participation in dispute, regarding the shares acquired by Fernando Londoño. In 2019, as a result of the sentence of the Supreme Court of Justice, Ecopetrol received the amount of dividends that were in that trust. See Note 12 - Business combinations.

(2)	As of December 31, 2019, borrowing costs for the financing of developing natural resources and property, plant and equipment of COP$248,139 (2018 – COP$200,833 and 2017 – COP$191,651) were capitalized.

(3)	Includes the financial expense of the asset retirement obligations and the liabilities for post–employment benefits.

29.	Risk management

29.1	Exchange rate risk

The Ecopetrol Business Group operates mainly in Colombia and makes sales in the local and international markets, for that reason, it is exposed to exchange rate risk, which arises from various foreign currency exposures due to commercial transactions, assets and liabilities denominated in foreign currency. The impact of exchange rate fluctuations, especially the Colombian peso/U.S. dollar exchange rate, has been material in previous years.

The U.S. dollar/Colombian peso exchange rate has fluctuated over the last few years. As of December 31, 2019, the Colombian peso appreciated 0.8%. The closing rates were COP$3,277.14, COP$3,249.75 and COP$2,984.00 for 2019, 2018 and 2017, respectively.

When the Colombian peso appreciates in relation to the U.S. dollar, export sales revenue decreases when converted to Colombian pesos; by contrast, imported goods, operating costs and interest on foreign debt denominated in U.S. dollars become less expensive. Conversely, when the Colombian peso depreciates, export revenues increase in conversion to Colombian pesos, and servicing of the external debt and imports become more expensive.

The following table sets out the carrying amount for financial assets and liabilities with exchange exposure denominated as of December 31, 2019 and 2018:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(in USD$Million)	2019	2018
Cash and cash equivalents	114	514
Other financial assets	1,468	2,138
Trade receivables and payables, net	81	(202)
Loans and borrowings	(9,429)	(9,689)
Other assets and liabilities, net	64	63
Net liability position	(7,702)	(7,176)

Of the total net liability position, USD$(7,769) million correspond to net liabilities in dollars with exchange exposure of companies with the Colombian peso as its functional currency and a net amount of USD$67 million corresponds to monetary assets and liabilities with exchange exposure of companies whose functional currency is different from Colombian peso; for both cases valuation is recognized in profit or loss. The balance of loans and borrowings includes non-derivative hedging instruments of Ecopetrol of USD$(7,331), for which valuation is recognized in other comprehensive income, within the equity. The exchange difference valuation of the rest of net assets (USD$438 million) is recognized in profit and loss.

29.1.1	Sensitivity analysis for exchange rate risk

The Ecopetrol Business Group’s risk management strategy involves the use of non-derivative financial instruments related to cash flow hedges for future exports and hedges of a net investment in a foreign operation in order to minimize exposure to currency rate risk, which is detailed below.

The following is the effect of a change of 1% and 5% in the exchange rate of the Colombian peso as compared with the U.S. dollar, on the balance of financial assets and liabilities denominated in foreign currency as of December 31, 2019:

Scenario / Variation in the exchange rate	Effect on income before taxes (+/–)	Effect on other comprehensive income (+/–)
1%	(12,158)	(240,247)
5%	(60,791)	(1,201,236)

The sensitivity analysis only includes financial assets and liabilities in foreign currency at the closing date.

29.1.2	Cash flow hedge for future exports

Ecopetrol is exposed to foreign exchange risk given that a significant percentage of its income from crude oil exports is denominated in U.S. dollars. In recent years, the Ecopetrol Business Group has acquired long–term debt for investment activities in the same currency in which it expects to receive the cash flows of its export sales revenues. This situation creates a natural hedge relationship due to the fact that the risks generated by the foreign exchange difference of export sales revenues when booked in Ecopetrol’s functional currency (Colombian pesos) are naturally hedged with the foreign exchange variances of the long–term debt, in line with the Ecopetrol Business Group’s risk management strategy.

In order to present on financial statements the effect of the natural hedge between exports and debt, and considering that the exchange rate risk materializes when the exports are made, on October 1, 2015, the Board of Directors designated the amount of USD$5,440 million of Ecopetrol’s foreign currency debt as a hedge instrument of future revenue from crude oil exports, for the period 2015–2023 in accordance with IFRS 9 – Financial instruments.

The following is the movement of foreign currency debt designated as a non–derivative hedging instrument for the years ended December 31, 2019 and 2018:

(USD$Million)	2019	2018
Hedging instrument at the beginning of the period	1,300	3,332
Reassignment of hedging instruments	5,551	3,366
Realization of exports	(5,551)	(3,366)
Capital payments (1)	—	(2,032)
Hedging instrument at the end of the period	1,300	1,300

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)	On December 27, 2018, Ecopetrol S.A. paid in advance the entire 10-year international bond issued in 2009, whose nominal value was USD$1,500 million. Equally, on June 30, 2017, Ecopetrol prepaid the entire outstanding balance of the international syndicated loan whose nominal value was USD$1,925 million and original maturity date was February 2020.

The following is the movement of accumulated foreign currency gains and losses in respect of the cash flow hedge recognized in other comprehensive income for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Opening balance	(374,079)	159,295	244,131
Exchange difference	(35,607)	(704,871)	(15,933)
Reclassification to profit or loss	386,773	(128,404)	(160,772)
Ineffectiveness	5,173	35,617	9,247
Deferred income tax	(118,008)	264,284	82,622
Closing balance	(135,748)	(374,079)	159,295

The expected reclassification of the cumulative exchange difference from other comprehensive income to the profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2020	(50,986)	16,316	(34,670)
2021	(53,249)	16,507	(36,742)
2022	(53,249)	15,975	(37,274)
2023	(38,669)	11,607	(27,062)
	(196,153)	60,405	(135,748)

29.1.3	Hedge of a net investment in a foreign operation

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

Ecopetrol S.A. has designated its net investments in Ocensa, Ecopetrol America Inc., Hocol Petroleum Ltd. (HPL) and Reficar as the hedged items. The amount of USD$5,200 million of the Ecopetrol Business Group’s U.S. dollar debt was designated as the hedge instrument.

In November 2019, a new hedge designation of USD$930 million was made according to the net investment in Ecopetrol Permian LLC. The value of the hedge instrument as of December 2019 was USD$831 million.

The following is the movement of accumulated foreign currency gains and losses in respect of the net investment hedge recognized in other comprehensive income for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
Opening balance	1,069,316	97,362	155,359
Exchange difference	87,524	1,381,900	(86,892)
Ineffectiveness	—	378	329
Deferred income tax	(26,257)	(410,324)	28,566
Closing balance	1,130,583	1,069,316	97,362

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.1.4	Hedging with financial derivatives to minimize foreign exchange risk

The Ecopetrol Business Group carries out non–delivery forward operations in order to mitigate the volatility of the exchange rate in requirements of cash flow for operations of its subsidiary, Ocensa, whose functional currency is the US dollar.

The forward hedging instruments are used to enable setting sales prices in U.S. dollars, mitigating the foreign exchange variation given Ocensa’s obligations related to operational cost and tax payments that are payable in Colombian pesos. The accounting policy applicable to this operation is described in the Note 4.1.5.1.

As of December 31, 2019, there are forward contracts with a net short position for USD$378 million (2018 – USD$332 million) with maturities between January and December 2020.

The variation and/or compensation of full hedging operations for the payment of taxes is recorded in the statement of comprehensive income, affecting the income tax expense on the initial measurement and the exchange result for subsequent measurements. The variation of the hedging operations related to costs and expenses are recorded as other comprehensive income, in case they are effective; once the result of the compensation is settled, it is recorded as less and/or greater value of the hedged expense amount.

The impact on profit and loss for the settlement of these hedges corresponds to a loss of COP$60,740 (2018 – COP$80,636 of profit) and the amount recognized in the other comprehensive income was a profit of COP$43,141 (2018 COP$52,174 of loss).

29.1.5	Commodity price risk

Ecopetrol’s business is significantly impacted by international prices for crude oil and refined products. The prices for these products are volatile, and drastic changes could adversely affect the Ecopetrol Business Group business prospects and results of operations.

A large proportion of Ecopetrol’s sales revenues come from sales of crude oil, natural gas and refined products. These products are indexed to international reference prices such as the Brent index. Consequently, fluctuations in those international indexes have a direct effect on the financial conditions and the Group’s results of operations.

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

The Ecopetrol Business Group has a policy approved by the Board of Directors that allows it to use derivative financial instruments in the organized over-the-counter (OTC) market to cover itself from the risk of price fluctuations of crude oil and refined products associated with physical transactions. The Ecopetrol Business Group has established appropriate processes to handle risk, which include constant monitoring of physical and financial markets to identify risks in order to subsequently prepare and execute hedging strategies.

Ecopetrol does not regularly use derivative instruments to hedge risk exposures related to sales or purchases. The impact of the settlement of the price hedges was not material during the year 2019. Hedging instruments were made to mitigate the risk related to differences between price indexes and the benchmark of the Ecopetrol Business Group's international trade strategy on exports of crude and imports of products.

During the year 2019, price hedges were settled with a profit of COP$1,602 and as of December 31, 2019 an open position is maintained in favor of the Ecopetrol Business Group for COP$4,868.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.2	Credit risk

Credit risk is the risk that the Ecopetrol Business Group may suffer financial losses as a consequence of default of: (a) payments by its clients for the sale of crude oil, gas, products or services; (b) financial institutions in which it keeps investments, or (c) by counterparties with which it has contracted financial instruments.

29.2.1	Credit risk related to customers

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

For the receivables that are considered exposed to credit risk, Ecopetrol Business Group make individual analysis of each customer’s situation to determine the value of impairment to recognize in financial statements. The Ecopetrol Business Group performs administrative and legal actions required to recover amounts past due and charges interest from customers that fail to comply with payment policies.

Ecopetrol does not have a significant concentration of credit risk. An aging analysis of the accounts receivable portfolio in arrears, but not impaired, as of December 31, 2019 and 2018 is as follows:

	2019	2018
Less than 3 months overdue	243,893	157,608
Between 3 and 6 months overdue	136,700	41,263
More than 6 months overdue	267,525	93,657
	648,118	292,528

29.2.2	Credit risk in financial assets

Following the promulgation of Decree 1525 of 2008, which provides general rules on investments for public entities, Ecopetrol’s management established guidelines for its investment portfolios. These guidelines determine that investments in Ecopetrol’s U.S. dollar portfolios are generally limited to investments of cash excess in fixed–income securities issued by entities rated A or higher in the long term and A1/P1/F1 or higher in the short term (international scale) by Standard & Poor’s Ratings Services, Moody’s Investors Service or Fitch Ratings.

In addition, Ecopetrol S.A. may also invest in securities issued or guaranteed by the United States of America or Colombia governments, without regard to the ratings assigned to such securities. In Ecopetrol’s Colombian Peso portfolio, it must invest the cash excess in fixed–income securities of issuers rated AAA in the long term, and F1+/BRC1+ in the short term (local scale) by Fitch Ratings Colombia or BRC Standard & Poor’s.

In order to diversify the risk in the Colombian Peso portfolio, Ecopetrol does not invest more than 10% of the cash excess in one specific issuer. In the case of the U.S. dollar portfolio, Ecopetrol does not invest more than 5% of the cash excess in one specific issuer in the short term (up to one year), or 1% in the long term.

The credit rating of issuers and counterparties in transactions involving financial instruments is disclosed in Note 6 – Cash and cash equivalents, Note 9 – Other financial assets and Note 21 – Provisions for employees’ benefits.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.3	Interest rate risk

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

As of December 31, 2019, 17% (2018, 17% and 2017, 19%) of the Ecopetrol Business Group’s indebtedness is linked to floating interest rates. As a result, if market interest rates rise, financing expenses will increase, which could have an adverse effect on the results of operations.

Ecopetrol controls the exposure to interest rate risk by establishing limits to the portfolio duration, Value at Risk – VAR and tracking error.

Autonomous equities linked to Ecopetrol’s pension obligations are also exposed to changes in interest rate, as they include fixed and floating rate instruments that are recognized according to the mark to market. Colombian regulation for pension funds, as stipulated in the Decree 941 of 2002 and Decree 1861 of 2012, indicates that they have to follow the same regime as the regular obligatory pension funds in their moderate portfolio.

The following table provides information about the sensitivity of the Ecopetrol Business Group’s results and other comprehensive income for the next 12 months to variations in interest rate of 100 basis points:

	Effect on profit or loss (+/–)		Effect on Other Comprehensive Income (+/–)
	Financial Assets	Financial Liabilities	Plan Assets
+100 basis points	(16,320)	32,276	(590,991)
–100 basis points	16,278	(32,345)	629,633

A sensitivity analysis of discount rates on pension plan assets and liabilities is disclosed in Note 21 – Provisions for employees’ benefits.

29.4	Liquidity risk

The ability to access credit and capital markets to obtain resources for the investment plan execution for the Business Group may be limited due to adverse changes in market conditions. A global financial crisis could worsen risk perception in emerging markets.

Events that could affect the political and regional environment of Colombia may make it difficult for our subsidiaries to access the capital markets. These conditions, together with potential significant losses in the financial services sector and changes in credit risk assessments, may make it difficult to obtain resources on favorable terms. As a result, the Ecopetrol Business Group may be forced to review the conditions of the investment plan (as necessary), or access financial markets under unfavorable terms, thereby negatively affecting the Ecopetrol Business Group’s results of operations and financial results.

Liquidity risk is managed in accordance with the Ecopetrol Business Group’s policies aimed at ensuring that enough cash flows to comply with the Ecopetrol Business Group’s financial commitments within the established dates and with no additional costs. The main method for the measurement and monitoring of liquidity is cash flow forecasting.

The following is a summary of the maturity of financial liabilities as of December 31, 2019. The amounts disclosed in the table are the contractual undiscounted cash flows. The payments in foreign currency were restated taking a constant exchange rate of COP$3,277.14 per U.S. dollar:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Up to 1 year	1–5 years	5–10 years	> 10 years	Total
Loans (payment of principal and interest)	3,680,187	19,206,790	15,022,371	19,480,277	57,389,625
Trade and other payables	10,689,246	26,621	—	—	10,715,867
Total	14,369,433	19,233,411	15,022,371	19,480,277	68,105,492

29.5	Capital management

The main objective of the capital management of the Ecopetrol Business Group is to ensure a financial structure that optimizes the cost of capital, maximizes the rate of return to its shareholders and allows access to financial markets at a competitive cost to cover financial needs that support an investment grade credit rating profile.

The following is the leverage ratio as of December 31, 2019 and 2018:

	2019	2018
Loans and borrowings (Note 19)	38,239,139	38,062,645
Cash and cash equivalents (Note 6)	(7,075,758)	(6,311,744)
Other financial assets (Note 9)	(4,979,292)	(8,147,815)
Net financial debt	26,184,089	23,603,086
Equity (Note 23)	58,231,628	57,107,780
Leverage (1)	31.02%	29.24%

(1)	Leverage = Net financial debt / (Net financial debt + Equity)

The movement of the net financial debt is detailed in Note 19.9.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.	Related parties

Balances with associates and joint ventures as of December 31, 2019 and 2018 are as follows:

	Accounts receivable	Accounts receivable – Loans	Other assets	Accounts payable	Loans	Other liabilities
Joint Ventures
Equion Energy Limited(2)	25,333	—	57,016	153,501	1,108,403	794
Ecodiesel Colombia S.A.	2,116	—	—	29,447	—	1
Offshore International Group Inc.(1)	—	93,657	—	—	—	—
Associates
Serviport S.A.	—	—	—	4,668	—	—
Balance as of December 31, 2019	27,449	93,657	57,016	187,616	1,108,403	795
Current	27,449	—	57,016	187,616	1,108,403	795
Non–current	—	93,657	—	—	—	—
	27,449	93,657	57,016	187,616	1,108,403	795
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

	Accounts receivable	Accounts receivable – Loans	Other assets	Accounts payable	Loans	Other liabilities
Joint Ventures
Equion Energy Limited	22,958	—	19,214	87,079	855,135	67
Ecodiesel Colombia S.A.	522	—	—	23,857	—	1
Offshore International Group Inc.(1)	—	117,824	—	—	—	—
Associates
Serviport S.A.	—	—	—	5,482	—	—
Balance as of December 31, 2018	23,480	117,824	19,214	116,418	855,135	68
Current	23,480	—	19,214	116,418	855,135	68
Non–current	—	117,824	—	—	—	—
	23,480	117,824	19,214	116,418	855,135	68
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

Loans with related parties:

(1)	Loan granted by Ecopetrol S.A. to Savia Perú S.A. (subsidiary of Offshore International Group) for USD$57 million in 2016, with an interest rate of 4.99% payable semiannually from 2017 and maturing in 2021. The balance in nominal value of this loan as of December 31, 2019 is USD$28 million (2018 – USD$35 million). On December 11, 2019, Ecopetrol S.A. and the Korea National Oil Corporation ("KNOC") awarded to Savia a modification to the credit conditions. That modification is related to the payments of the principal to expire on December 16, 2019 (USD$7 million), June 15, 2020 (USD$7 million) and December 15, 2020 (USD$7 million), for the debtor to cancel this amount on February 19, 2021, at which time the final payment will be made for USD$28 million.

(2)	The interest rate of the loan with Capital AG corresponds to 2.37%.

The amounts outstanding are not guaranteed and will be settled in cash. No expense has been recognized in the current period or in previous periods with respect to uncollectible or doubtful accounts related to the amounts owed by related parties.

The main transactions with related parties for years ended December 31, 2019, 2018 and 2017 are detailed as follows:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2019		2018		2017
	Sales and services	Purchases and others	Sales and services	Purchases and others	Sales and services	Purchases and others
Joint Ventures
Equion Energy Limited	317,382	569,105	67,002	846,284	425,881	598,636
Ecodiesel Colombia S.A	8,614	280,649	6,860	267,498	6,583	259,269
Offshore International Group	3,245	—	2,386	—	15,188	—
	329,241	849,754	76,248	1,113,782	447,652	857,905

30.1	Directors and key management personnel

In accordance with the approval given by the shareholders’ meeting in 2012, compensation paid to directors for attending the meetings of the Board of Directors and/or committees increased from four to six minimum legal monthly salaries in force, or approximately to COP$4,969,000 for 2019, from COP$4,687,000 for 2018 and COP$4,426,000 for 2017. For non–face–to–face sessions, 50% of the quota for face–to–face meetings is set. The members of the Board of Directors do not have any kind of variable remuneration. The amount paid in 2019 for compensation to members of the Board of Directors amounted to COP$1,847 (2018 – COP$2,152 and 2017 – COP$1,877).

The total compensation paid to Directors as of December 31, 2019, amounted to COP$22,632 (2018 – COP$21,580 and 2017 – COP$20,669). Directors are not eligible to receive pension and retirement benefits. The total amount reserved as of December 31, 2019, to provide pension and retirement benefits to the eligible executive officers amounted to COP$18,740 (2018 – COP$5,491 and 2017 – COP$5,401).

As of December 31, 2019, key management officers owned less than 1% of the outstanding shares of Ecopetrol S.A. as follows:

Key management personnel	% Shares
Felipe Bayón	<1% outstanding shares
Jaime Caballero	<1% outstanding shares
Orlando Díaz	<1% outstanding shares
Jorge Calvache	<1% outstanding shares
Maria Consuelo Barrera	<1% outstanding shares
Rafael Espinosa Rozo	<1% outstanding shares

30.2	Post–employment benefit plans

The administration and management of resources for payment of Ecopetrol’s pension obligations are managed by autonomous pension funds (PAPs, by its acronym in Spanish) which serve as guarantee and payment sources. In 2008, Ecopetrol S.A. received the authorization to partially commute the value corresponding to monthly payments, bonds and quotas, transferring said obligations and the money that support them to autonomous patrimonies of a pension nature, in accordance with the requirements of Decree 1833 of 2016.

Since November 2016, the entities that manage the resources are: Fiduciaria Bancolombia, Fiduciaria de Occidente and Consorcio Ecopetrol PACC (formed by Fiduciaria La Previsora, Fiduciaria Bancoldex, Fiduagraria and Fiduciaria Central).

These trust companies will manage the pension resources for a period of five years (2016-2021) and as compensation they receive remuneration with fixed and variable components, the latter are settled on the gross yields of the portfolios and charged to the resources managed.

30.3	Government related parties

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

Ecopetrol purchases the crude oil that the ANH receives from producers in Colombia at the prices set in accordance with a jointly established formula, which reflects the export sale prices (crude oils and products), adjusted for API gravity quality, sulfur content, transportation rates from the wellhead to the ports of Coveñas and Tumaco, refining process cost and a commercialization rate. This contract was extended to April 30, 2020.

From December 2013 the Ecopetrol Business Group commercialized, on behalf of the ANH, the natural gas received by the latter in kind from producers. Since January 2014, ANH has received royalties in cash for the production of natural gas.

The purchase value of oil and gas from ANH is detailed in Note 25 – Cost of sales.

Additionally Ecopetrol, like other oil and gas companies, takes part in “rounds” for the allocation of exploration blocks in Colombia without implying special treatment for Ecopetrol on count of it being an entity whose majority shareholder is the Colombian Government.

(b)	Price differential

The National Government regulates the prices related to regular gasoline and diesel. In that way, the price will vary a maximum of 3% monthly establishing price stability for the final customer.

This price called Producer Income does not necessarily reflect the opportunity cost of fuels. For that reason, it is necessary to recognize that price difference to the refiner/importer. In this sense, the National Government, through the Fund of Fuel Price Stabilization, grants the price differences to the refiner/importer in cases where the cost of opportunity is higher than the Producer Income, or charges the refiner/import the difference when the Producer Incomer is higher than the opportunity cost.

This scheme ensures that the Company always receives the opportunity cost of these fuels that it sells in the country to the wholesale distributor. The value of this differential is detailed in Note 24 – Sales revenue from contracts with customers.

(c)	National Tax and Customs Direction

Ecopetrol, just like any other company in Colombia, has tax obligations that it must comply with and does not have any other kind of association or commercial relationship with the National Tax and Customs Direction of Colombia. For more information, see Note 10 – Taxes.

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

The Ecopetrol Business Group carries out exploration and production operations through Exploration and Production (E&P) Contracts, Technical Evaluation (TEA) Contracts and Agreements signed with the National Hydrocarbons Agency or ANH, as well as through Partnership Contracts and other types of contracts. The main joint operations in 2019 are as follows:

31.1	Contracts in which Ecopetrol is not the operator

Partners	Contract	Type	% Participation	Geographic area of operations
Occidental Andina LLC	Chipirón Cosecha Cravo Norte Rondón	Production	30–40% 30% 55% 50%	Colombia
Chevron Petroleum Group	Guajira	Production	57%	Colombia
Mansarovar Energy Colombia Ltd	Nare	Production	50%	Colombia
Meta Petroleum Corp	Quifa	Production	40%	Colombia
Equion Energy Limited	Piedemonte	Production	55%	Colombia
Perenco Colombia Limited	Casanare Corocora Estero Garcero Orocúe	Production	74.40% 83.91% 95.98% 91.22% 86.47%	Colombia
Petrobras, Repsol & Statoil	Tayrona	Exploration	30%	North Caribbean Offshore
Shell	Deep Rydberg/Aleatico	Exploration	29%	Gulf of Mexico
Noble Energy	Gunflint	Production	32%	Gulf of Mexico
Murphy Oil	Dalmatian	Production	30%	Gulf of Mexico
Anadarko	K2	Production	21%	Gulf of Mexico
Shell – Parmer	Palmer	Exploration	30%	Gulf of Mexico
OXY (Anadarko)	Warrior	Exploration	30%	Gulf of Mexico
HESS	ESOXX	Exploration	21%	Gulf of Mexico
PEMEX Exploracion Y Produccion	Bloque 8	Exploration	50%	Gulf of Mexico
PETRONAS PC Carigali Mexico Operations, S.A. de C.V.	Bloque 6	Exploration	50%	Gulf of Mexico
Occidental Petroleum Company	Rodeo Midland Basin	Production	49%	Texas U.S. - Midland Basin
Equion Energia Limited	Niscota	Production	20%	Colombia
CNOOC – British Petroleum	Pau Brasil	Exploration	20%	Brazil
Shell / Chevron	Saturno	Exploration	10%	Brazil
Chevron	CE–M–715_R11	Exploration	50%	Brazil
Lewis	SSJN1	Exploration	50%	Colombia
Interoil Colombia	Mana	Production	30%	Colombia
Interoil Colombia	Ambrosia	Production	30%	Colombia
Interoil Colombia	Rio Opia	Production	30%	Colombia
Canacol	Rancho Hermoso Otras formaciones	Production	70%	Colombia
Vetra	La Punta Santo Domingo	Production	45%	Colombia
Geopark	Llanos 86	Exploration	50%	Colombia
Geopark	Llanos 87	Exploration	50%	Colombia
Geopark	Llanos 104	Exploration	50%	Colombia

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.2	Contracts in which Ecopetrol is the operator

Partners	Contract	Type	% Participation	Geographic area of operations
ExxonMobil Exploration Colombia	VMM29 CR2 C62	Exploration	50%	Colombia
Talisman Colombia Oil	CPO9	Exploration	55%	Colombia
ONGC Videsh Limited Colombia Branch	RC9	Exploration	50%	Colombia
CPVEN Sucursal Colombia	VMM32	Exploration	51%	Colombia
Shell Exploration and Production	CR4	Exploration	50%	Colombia
SK Innovation Co Ltd.	San Jacinto	Exploration	70%	Colombia
Repsol Exploración Colombia S.A.	Catleya	Exploration	50%	Colombia
Emerald Energy PLC Suc. Colombia	Cardon	Exploration	50%	Colombia
Talismán Colombia oil and gas Ltd.	CPO9 – Akacias	Production	55%	Colombia
Parex Resourses Colombia Ltd.	ORC401 CRC-2004-01	Exploration	50%	Colombia
Occidental Andina LLC	La Cira Infantas Teca	Exploration	58% 76%	Colombia
Ramshorn International Limited	Guariquies I	Production	50%	Colombia
Equion Energy Limited	Cusiana Planta de Gas	Production	98%	Colombia
Perenco Oil And Gas Cepsa Colombia	San Jacinto Rio Paez	Production	68%	Colombia
Total Colombie Talisman Oil & Gas	Mundo Nuevo	Exploration	15%	Colombia
ONGC Videsh Limited	Block RC–9 Contract– Caribbean Round No. 37–2007	Exploration	50%	Gulf of Mexico

31.3	Relevant operations during the period

During 2019 and 2018, the following significant events occurred in respect of joint operations contracts:

(a)	Strategic alliance with Occidental Petroleum Corp.

In July 2019, Ecopetrol S.A. and Occidental Petroleum Corp. (OXY) entered into a Joint Operation contract in order to execute a joint plan for the development of unconventional drilling in the Permian Basin in the US state of Texas.

OXY holds a 51% interest in the joint operation, while Ecopetrol holds the remaining 49%. This interest was acquired by means of a 50% advance payment at the close of the transaction on November 13, 2019 with the remaining 50% as a deferred investment to be paid over time in the activities included in the development plan. The total payment by Ecopetrol will amount to USD$1,500 million.

To enable the operation, two companies were established: Ecopetrol USA Inc. and Ecopetrol Permian LLC.

(b)	Acquisition 30% Sul de Gato do Mato discovery

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On October 21, 2019, Ecopetrol S.A. announced that it had signed an agreement for USD$105 million with Shell Brasil Petróleo Ltda through its subsidiary Ecopetrol Óleo e Gás do Brasil Ltda., to acquire 30% of the interests, rights and obligations in two areas corresponding to the BM-S-54 Concession Agreement and the Sul de Gato do Mato shared production agreement, located offshore in Brazil’s pre-salt Santos basin, where a hydrocarbons deposit known as “Gato do Mato” was discovered. Shell will reduce its stake from 80% to 50% with this agreement and will continue as an operator, while the French company Total will retain the remaining 20%.

The agreement signed by Ecopetrol Óleo e Gás do Brasil Ltda. and Shell Brasil Petróleo Ltda. is undergoing the respective approval process before Brazil's Ministry of Mines and Energy, and its National Agency of Petroleum, Natural Gas and Biofuels.

(c)	Agreement for the acquisition of 10% in Saturn Block

In December 2018, the Group entered into an agreement with Shell and Chevron, for a 10% stake in the Saturn block, located in the central region of the Santos basin, which was assigned to Shell and Chevron on September 28, 2018 in the Fifth Pre-Salt Round conducted by the National Petroleum, Natural Gas and Biofuels Agency of Brazil (ANP).

On July 17, 2019, the Ministry of Mines and Energy of Brazil authorized the transfer of 10% of the Saturn block for USD$85 million, located in the Santos basin, to Ecopetrol Óleo e Gás do Brasil, a percentage of which Shell Brasil Petróleo Ltda and Chevron Brasil Óleo e Gas Ltda. were equal holders. In the new shareholding structure, Ecopetrol retains 10% of the interests of the block, while Shell (the operator) and Chevron each retain 45% of the total.

(d)	Stake in Guajira Association

On November 22, 2019, Hocol signed an agreement with Chevron Petroleum Company to acquire its share in the Chuchupa and Ballena fields located in the department of La Guajira. These fields are operated by Chevron through the Guajira Association Agreement (57% Ecopetrol and 43% Chevron). Under the terms of the agreement, Hocol will acquire Chevron’s share (43%), and will assume the position of operator. This transaction is subject to approval by the Superintendence of Industry and Commerce (SIC), and has no impact on the accounting figures as of December 31, 2019.

32.	Information by segments

A description of the Ecopetrol Business Group’s business segments is in Note 4.19 – Information by business segment.

32.1	Statement of profit or loss

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Below are the consolidated statements of profit or loss by segment for the years ended December 31, 2019, 2018 and 2017:

	For the year ended on December 31 2019
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Third–party sales	31,295,118	36,393,470	3,799,924	—	71,488,512
Inter–segment sales	21,372,872	2,377,336	9,270,812	(33,021,020)	—
Total sales revenue	52,667,990	38,770,806	13,070,736	(33,021,020)	71,488,512
Fixed costs	(9,587,961)	(3,523,948)	(3,039,452)	3,878,443	(12,272,918)
Variable costs	(26,785,904)	(34,332,271)	(698,742)	29,117,475	(32,699,442)
Cost of sales	(36,373,865)	(37,856,219)	(3,738,194)	32,995,918	(44,972,360)
Gross profit	16,294,125	914,587	9,332,542	(25,102)	26,516,152

Administrative expenses	(1,284,560)	(496,155)	(372,942)	2,058	(2,151,599)
Operation and project expenses	(1,475,710)	(743,378)	(434,904)	22,238	(2,631,754)
Impairment of non–current assets	(1,982,044)	452,163	(232,556)	—	(1,762,437)
Other operating income and expenses net	49,673	1,014,988	74,607	(82,472)	1,056,796
Operating income (expenses)	11,601,484	1,142,205	8,366,747	(83,278)	21,027,158
Financial result net
Financial income	1,440,440	229,297	273,613	(320,014)	1,623,336
Financial expenses	(2,311,133)	(996,790)	(306,878)	280,332	(3,334,469)
Foreign exchange gain (loss) net	287,286	(179,936)	(66,711)	—	40,639
	(583,407)	(947,429)	(99,976)	(39,682)	(1,670,494)
Share of profits of associates and joint ventures	227,401	17,091	138	122,274	366,904
Income before tax	11,245,478	211,867	8,266,909	(686)	19,723,568
Income tax	(1,925,798)	(83,504)	(2,709,111)	—	(4,718,413)
Net profit (loss) for the period	9,319,680	128,363	5,557,798	(686)	15,005,155
Profit (loss) attributable to:
Group owners of parent	9,382,129	117,708	4,244,860	(686)	13,744,011
Non–controlling interest	(62,449)	10,655	1,312,938	—	1,261,144
	9,319,680	128,363	5,557,798	(686)	15,005,155
Supplementary information
Depreciation depletion and amortization	5,892,822	1,398,948	1,291,013	—	8,582,783

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2018
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Third–party sales	30,112,900	34,947,948	3,543,024	—	68,603,872
Inter–segment sales	20,259,864	2,063,425	7,811,143	(30,134,432)	—
Total sales revenue	50,372,764	37,011,373	11,354,167	(30,134,432)	68,603,872
Fixed costs	(8,871,709)	(3,204,791)	(2,805,516)	3,535,979	(11,346,037)
Variable costs	(23,367,475)	(32,453,962)	(596,571)	26,579,666	(29,838,342)
Cost of sales	(32,239,184)	(35,658,753)	(3,402,087)	30,115,645	(41,184,379)
Gross profit	18,133,580	1,352,620	7,952,080	(18,787)	27,419,493

Administrative expenses	(889,293)	(443,880)	(320,498)	(187)	(1,653,858)
Operation and project expenses	(1,993,054)	(668,177)	(263,104)	21,203	(2,903,132)
Impairment of non–current assets	785,940	(984,704)	(169,870)	—	(368,634)
Other operating income and expenses, net	(137,836)	(13,652)	118,905	(2,872)	(35,455)
Operating income (expenses)	15,899,337	(757,793)	7,317,513	(643)	22,458,414
Financial result, net
Financial income	1,099,893	147,689	110,898	(228,917)	1,129,563
Financial expenses	(2,038,312)	(1,295,528)	(407,589)	229,268	(3,512,161)
Foreign exchange gain (loss), net	868,479	(517,410)	21,154	—	372,223
	(69,940)	(1,665,249)	(275,537)	351	(2,010,375)
Share of profits of associates and joint ventures	135,265	27,730	2,841	—	165,836
Income before tax	15,964,662	(2,395,312)	7,044,817	(292)	20,613,875
Income tax	(6,096,591)	420,224	(2,582,118)	—	(8,258,485)
Net profit (loss) for the period	9,868,071	(1,975,088)	4,462,699	(292)	12,355,390
Profit (loss) attributable to:
Group owners of parent	9,930,519	(1,973,075)	3,424,234	(292)	11,381,386
Non–controlling interest	(62,448)	(2,013)	1,038,465	—	974,004
	9,868,071	(1,975,088)	4,462,699	(292)	12,355,390
Supplementary information
Depreciation, depletion and amortization	5,248,364	1,307,216	1,149,270	—	7,704,850

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2017
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Third–party sales	25,004,320	27,343,359	3,606,549	—	55,954,228
Inter–segment sales	11,490,614	1,300,657	6,991,515	(19,782,786)	—
Total sales revenue	36,494,934	28,644,016	10,598,064	(19,782,786)	55,954,228
Fixed costs	(8,055,925)	(2,886,745)	(2,637,604)	3,239,880	(10,340,394)
Variable costs	(18,254,159)	(23,968,650)	(634,231)	16,289,109	(26,567,931)
Cost of sales	(26,310,084)	(26,855,395)	(3,271,835)	19,528,989	(36,908,325)
Gross profit	10,184,850	1,788,621	7,326,229	(253,797)	19,045,903
Administrative expenses	(781,386)	(516,501)	(466,669)	32	(1,764,524)
Operation and project expenses	(2,070,916)	(965,457)	(142,847)	253,155	(2,926,065)
Impairment of non–current assets	183,718	1,067,965	59,455	—	1,311,138
Other operating income and expenses, net	545,218	(11,694)	(28,121)	—	505,403
Operating income (expenses)	8,061,484	1,362,934	6,748,047	(610)	16,171,855
Financial result, net
Financial income	1,062,393	164,006	106,659	(173,702)	1,159,356
Financial expenses	(2,288,576)	(1,110,874)	(434,664)	173,513	(3,660,601)
Foreign exchange gain (loss), net	(101,030)	163,992	(57,448)	—	5,514
	(1,327,213)	(782,876)	(385,453)	(189)	(2,495,731)
Share of profits of associates and joint ventures	120,786	15,245	(42,493)	—	93,538
Income before tax	6,855,057	595,303	6,320,101	(799)	13,769,662
Income tax	(3,034,556)	(238,625)	(2,527,087)	—	(5,800,268)
Net profit (loss) for the period	3,820,501	356,678	3,793,014	(799)	7,969,394
Profit (loss) attributable to:
Group owners of parent	3,820,501	358,859	2,999,978	(799)	7,178,539
Non–controlling interest	—	(2,181)	793,036	—	790,855
	3,820,501	356,678	3,793,014	(799)	7,969,394
Supplementary information
Depreciation, depletion and amortization	5,981,294	1,188,871	1,111,182	—	8,281,347

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.2	Sales by product

The sales by product for each segment are detailed below for the years ended December 31, 2019, 2018 and 2017:

	For the year ended on December 31 2019
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Local sales
Mid–distillates	—	13,573,007	—	(31,251)	13,541,756
Gasoline and turbo fuel	—	11,269,797	—	(1,896,767)	9,373,030
Transport service	57,316	51,812	12,853,762	(9,133,788)	3,829,102
Natural gas	2,909,770	49,420	—	(653,647)	2,305,543
Plastic and rubber	—	760,301	—	—	760,301
Asphalts	24,690	519,510	—	—	544,200
LPG and propane	179,541	193,375	—	—	372,916
Crude	21,056,104	—	—	(20,699,247)	356,857
Services	169,062	232,407	216,920	(309,036)	309,353
Aromatics	—	228,552	—	—	228,552
Polyethylene	—	190,133	—	—	190,133
Other income gas contracts	102,845	—	—	—	102,845
Fuel oil	1,464	96,443	—	—	97,907
Other products	25,215	779,407	—	(297,286)	507,336
	24,526,007	27,944,164	13,070,682	(33,021,022)	32,519,831
Recognition of price differential	—	1,785,277	—	—	1,785,277
	24,526,007	29,729,441	13,070,682	(33,021,022)	34,305,108
Foreign sales
Crude	28,461,601	61,995	—	—	28,523,596
Diesel	—	4,391,798	—	—	4,391,798
Fuel oil	—	1,870,929	—	—	1,870,929
Plastic and rubber	—	1,200,668	—	—	1,200,668
Gasoline and turbo fuels	—	1,085,392	—	—	1,085,392
Natural gas	27,255	—	—	—	27,255
LPG and propane	13,591	—	—	—	13,591
Cash flow hedge for future exports – reclassification to profit or loss	(386,773)	—	—	—	(386,773)
Other products	26,309	430,584	55	—	456,948
	28,141,983	9,041,366	55	—	37,183,404
	52,667,990	38,770,807	13,070,737	(33,021,022)	71,488,512

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2018
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Local sales
Mid–distillates	725	11,662,476	—	(77,009)	11,586,192
Gasoline and turbo fuel	—	9,690,113	—	(1,737,261)	7,952,852
Transport service	37,279	36,321	11,089,012	(7,631,208)	3,531,404
Natural gas	2,535,658	—	—	(649,812)	1,885,846
Plastic and rubber	—	822,367	—	—	822,367
Crude	20,142,527	—	—	(19,592,048)	550,479
LPG and propane	245,875	329,569	—	(805)	574,639
Fuel oil	20,391	489,091	—	—	509,482
Asphats	26,406	309,020	—	—	335,426
Aromatics	—	282,545	—	—	282,545
Polyethylene	—	270,887	—	—	270,887
Services	103,522	190,612	265,059	(319,783)	239,410
Other income gas contracts	156,031	—	—	—	156,031
Other products	11,484	604,530	—	(126,507)	489,507
	23,279,898	24,687,531	11,354,071	(30,134,433)	29,187,067
Recognition of price differential	—	3,835,533	—	—	3,835,533
	23,279,898	28,523,064	11,354,071	(30,134,433)	33,022,600
Foreign sales
Crude	26,898,737	—	—	—	26,898,737
Diesel	—	3,050,839	—	—	3,050,839
Fuel oil	—	2,053,594	—	—	2,053,594
Gasoline and turbo fuels	—	1,782,194	—	—	1,782,194
Plastic and rubber	—	1,268,582	—	—	1,268,582
Natural gas	27,899	—	—	—	27,899
LPG and propane	20,212	—	—	—	20,212
Cash flow hedge for future exports – Reclassification to profit or loss	128,404	—	—	—	128,404
Other products	17,614	333,101	96	—	350,811
	27,092,866	8,488,310	96	—	35,581,272
	50,372,764	37,011,374	11,354,167	(30,134,433)	68,603,872

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2017
	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Eliminations	Total
Local sales
Mid–distillates	1,334	9,588,992	—	—	9,590,326
Gasoline and turbo fuel	—	8,052,289	—	(1,062,102)	6,990,187
Transport service	41,157	41,998	10,277,921	(6,771,523)	3,589,553
Natural gas	2,540,233	4	—	(724,483)	1,815,754
Plastic and rubber	—	833,982	—	—	833,982
Crude	11,668,529	—	—	(10,758,658)	909,871
LPG and propane	199,796	309,823	—	—	509,619
Fuel oil	14,758	339,300	—	—	354,058
Asphats	34,834	240,969	—	—	275,803
Aromatics	—	217,418	—	—	217,418
Polyethylene	—	167,348	—	—	167,348
Services	140,227	179,912	319,776	(356,116)	283,799
Other income gas contracts	188,195	—	—	—	188,195
Other products	11,107	379,023	—	(109,904)	280,226
	14,840,170	20,351,058	10,597,697	(19,782,786)	26,006,139
Recognition of price differential	—	2,229,953	—	—	2,229,953
	14,840,170	22,581,011	10,597,697	(19,782,786)	28,236,092
Foreign sales
Crude	21,426,666	52,397	—	—	21,479,063
Diesel	—	1,213,740	—	—	1,213,740
Fuel oil	—	1,982,408	—	—	1,982,408
Gasoline and turbo fuels	—	1,223,994	—	—	1,223,994
Plastic and rubber	—	1,169,101	—	—	1,169,101
Natural gas	32,303	—	—	—	32,303
LPG and propane	15,631	—	—	—	15,631
Cash flow hedge for future exports – Reclassification to profit or loss	160,772	—	—	—	160,772
Other products	19,392	421,365	367	—	441,124
	21,654,764	6,063,005	367	—	27,718,136
	36,494,934	28,644,016	10,598,064	(19,782,786)	55,954,228

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.3	Capital expenditures by segments

The following are the investments amounts made by each segment for the years ended December 31, 2019, 2018 and 2017:

2019	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Total
Property, plant and equipment	2,151,194	497,512	1,363,953	4,012,659
Natural and environmental resources	9,798,193	—	—	9,798,193
Intangibles	25,775	20,569	121,945	168,289
	11,975,162	518,081	1,485,898	13,979,141

2018	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Total
Property, plant and equipment	2,071,604	702,247	529,078	3,302,929
Natural and environmental resources	5,051,828	—	—	5,051,828
Intangibles	56,755	20,203	28,711	105,669
	7,180,187	722,450	557,789	8,460,426

2017	Exploration and Production	Refining and Petrochemicals	Transport and Logistics	Total
Property, plant and equipment	927,282	606,749	829,252	2,363,283
Natural and environmental resources	3,568,355	—	—	3,568,355
Intangibles	154,155	4,941	16,772	175,868
	4,649,792	611,690	846,024	6,107,506

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.	Subsequent events

-	On January 31, 2020, the General Shareholders' Meeting of Bioenergy SAS and on January 27, 2020, the sole shareholder of Bioenergy Zona Franca SAS, approved that those companies will submit a reorganization request under Law 1116 of 2006. This process intends to preserve the viability of the companies and normalize their business and credit relations, through operational and administrative restructuring, as well as their assets and liabilities. On March 10, 2020, the Superintendence of Companies issued a resolution admitting Bioenergy to the reorganization process regulated by the aforementioned law.

This decision is a result of: 1) the accumulated accounting losses of the companies, 2) the increase in the level of indebtedness compared to the initial planned capital structure, and 3) the fact that the plant failed in working at its maximum capacity due to the low productivity of the cane generated by its own crops and by third parties.

-	On February 7, 2020, Ecopetrol reported that an agreement with Shell was signed, through its subsidiary Shell EP Offshore Ventures Limited (“Shell”). According to the agreement, Shell will acquire a 50% interest in the Fuerte Sur, Purple Angel and COL-5 blocks. They are located in deep waters of the Colombian Caribbean, where a new gas province was discovered considering the wells Kronos (2015), Purple Angel and Gorgon (2017).

Following the commercial agreement, Shell will assume the operation of the blocks, and drilling activities of a delimiter well will be executed at the end of 2021. The activities to be performed, once the company gets respective approvals of the authorities, include a production test.

-	On February 21, 2020, the Ministry of Finance and Public Credit authorized Ecopetrol S.A. to arrange for issuance and placement of bonds in the international capital market in an amount up to two billion dollars (USD$2 billion). This authorization, along the other available funding sources of the Company, allows Ecopetrol to strengthen its liquidity position in case of unexpected fluctuations in crude prices, to finance potential growth opportunities, to optimize the current debt portfolio and/or to reduce the refinancing risk.

-	Public health problems, such as epidemics, pandemics, and other contagious diseases can affect the operations and financial statements of the Ecopetrol Business Group. In December 2019, a new class of coronavirus called COVID-19 appeared in China; it has spread worldwide including in Colombia and the United States, during the first quarter of 2020. The outbreaks have already been identified worldwide, and it has forced several governments, including Colombia, to decree mandatory isolation.

In addition, during the last few weeks, global and regional economic and political developments in the Organization of the Petroleum Exporting Countries (OPEC) and the willingness and ability of the OPEC and its members to set production levels have impacted the international reference prices. Extended periods of low prices for crude oil, refined products can have a material adverse impact on the Group’s results of operations. Among other things, the upstream and downstream earnings, cash flows, dividends, refining margins, operational and capital expenditures, and exploratory expenditure programs could be negatively affected, as could its production.

The fluctuations presented in the reference prices added to the COVID-19 outbreaks are leading to a decrease in economic activity, including oil, gas and refined products demand, and therefore these could affect negatively the Group's results of operations and financials. The effects and duration of this situation will depend on future developments, which are highly uncertain and cannot be predicted at this time.

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

In accordance with the requirements of the United States Securities and Exchange Commission (SEC), Rule 4–10(a) of Regulation S–X, Release 33–8879, Accounting Standards Codification 932 and the ASU– 2010–03 “Oil and Gas reserve Estimation and Disclosures” rule, this section provides supplemental information on oil and gas exploration and producing activities of the Ecopetrol Business Group. The information included in sections (1) to (3) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs and results of operations. The information included in sections (4) and (5) presents information on Ecopetrol’s estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves and changes in estimated discounted future net cash flows.

The following information corresponds to Ecopetrol’s oil and gas producing activities as of December 31 2019, 2018 and 2017, and includes information related to the Ecopetrol Business Group’s consolidated subsidiaries, as well as its investments the joint ventures Equion Energía Limited and Offshore International Group. The oil and gas exploration and production activities of these two joint ventures are immaterial, as such the corresponding information has not been disclosed separately.

Under the SEC final rule optional disclosure of possible and probable reserves is allowed but, the Ecopetrol Business Group opted not to do so. Ecopetrol estimated its reserves without considering non–traditional resources.

34.1	Capitalized costs relating to oil and gas exploration and production activities

	2019	2018	2017
Natural and environmental properties	60,261,025	53,752,436	48,129,595
Wells, equipment and facilities – property, plant and equipment	30,150,268	29,416,081	30,405,565
Exploration and production projects	8,801,630	8,463,584	6,632,812
Accumulated depreciation, depletion and amortization	(60,346,094)	(55,689,222)	(51,791,897)
Net capitalized cost	38,866,829	35,942,879	33,376,075

It includes information of the Exploration and Production segment subsidiaries and joint ventures.

In accordance with IAS 37, costs capitalized to natural and environmental properties include provisions for asset retirement obligations of COP$2,260,113, COP$1,076,116 and COP$598,125 during 2019, 2018 and 2017, respectively.

34.2	Costs incurred in oil and gas exploration and developed activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding period.

	2019	2018	2017
Acquisition of proved properties (1)	2,668,960	—	591,875
Acquisition of unproved properties (2)	261,231	81,295	164,180
Exploration costs	640,556	1,197,946	1,095,588
Development costs	8,084,283	6,346,276	3,599,385
	11,655,030	7,625,517	5,451,028

(1)	In July 2019, Ecopetrol S.A. and Occidental Petroleum Corp. (OXY) entered into a Joint Operation contract in order to execute a joint plan for the development of unconventional drilling in the Permian Basin in the state of Texas (USA). On December 2017, Ecopetrol América Inc. acquired an 11.6% interest in the K2 oil field in the Gulf of Mexico from MCX, increasing its share from 9.2% to 20.8%.

(2)	On July 17, 2019, the Ministry of Mines and Energy of Brazil authorized the transfer of 10% of the Saturn block for USD$85 million, located in the Santos basin, to Ecopetrol Óleo e Gás do Brasil, this percentage of which Shell Brasil Petróleo Ltda and Chevron Brasil Óleo e Gas Ltda. were equal holders. In the new shareholding structure, Ecopetrol retains 10% of the interests of the block, while Shell (operator) and Chevron each retain 45% of the total. As of December 2017, the investments were mainly made by Ecopetrol América Inc. in offshore exploration projects of the Warrior and Rydberg wells.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

34.3	Results of operations for oil and gas exploration and production activities

The Ecopetrol Business Group’s results of operations from oil and gas exploration and production activities for the years ended December 31, 2019, 2018 and 2017 are as follows:

	2019	2018	2017
Net revenues
Sales	42,070,018	39,633,866	29,823,565
Transfers	11,564,358	11,794,014	7,518,216
	53,634,376	51,427,880	37,341,781
Production costs(1)	9,336,387	8,337,413	6,535,794
Depreciation, depletion and amortization(2)	6,049,543	5,591,774	6,349,382
Other production costs(3)	21,550,907	18,918,275	14,066,593
Exploration expenses(4)	763,562	1,387,463	1,342,952
Other expenses(5)	4,163,241	1,036,983	882,743
	41,863,640	35,271,908	29,177,464
Income before income tax expense	11,770,736	16,155,972	8,164,317
Income tax expense	(2,107,363)	(6,303,251)	(3,678,955)
Results of operations for exploration and production activities	9,663,373	9,852,721	4,485,362

(1)	Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities including costs such as operating labor, materials, supplies, and fuel consumed in operations and the costs of operating natural gas liquids plants. In addition, they include expenses related to the asset retirement obligations that were recognized during 2019, 2018 and 2017 of COP$198,394, COP$187,340 and COP$380,810, respectively.

(2)	In accordance with IAS 37, the expense related to asset retirement obligations that were recognized during 2019, 2018 and 2017 in depreciation, depletion and amortization, were COP$272,147, COP$180,193 and COP$179,601, respectively.

(3)	Corresponds to transportation costs and naphtha that are not part of the Ecopetrol Business Group’s lifting cost.

(4)	Exploration expenses include the costs of geological and geophysical activities, as well as the non–productive exploratory wells.

(5)	Corresponds to administration, marketing expenses and impairment.

During 2019, 2018 and 2017, the Ecopetrol Business Group transferred approximately 21.6%, 22.9% and 20.1%, respectively, of its crude oil and gas production; (percentages based on the value sales in Colombian pesos) to intercompany business units. Those transfers were 51.5%, 51.8% and 48.4%, respectively, of crude oil and gas production volume (including Reficar).

The intercompany transfers were realized at market prices.

34.4	Reserve information

The Ecopetrol Business Group follows international standards for estimating, classifying and reporting reserves framed under SEC definitions. Corporate Reserve Management of Ecopetrol, Upstream Management and the Vice-Presidency of Development and Production, present the reserves balance to the Board of Directors for approval.

The reserves were estimated at a level of 99% by specialized firms: DeGolyer and MacNaughton, Ryder Scott Company, Gaffney Cline & Associates, Sproule International Limited and Netherland, Sewell & Associates, Inc. According to these certifications the reserves report complies with the content and guidelines set forth in Rule 4–10 of Regulation S–X issued by the United States SEC.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following information relates to the net proven reserves owned by the Ecopetrol Business Group in 2019, 2018 and 2017, and corresponds to the official reserves statements prepared by the Ecopetrol Business Group:

	2019			2018			2017
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)
Proved reserves:
Opening balance (1)	1,200	3,002	1,727	1,088	3,254	1,659	1,033	3,218	1,598
Revisions of previous estimates(2)	74	51	83	121	(4)	121	124	294	175
Improved recovery	94	3	94	128	4	129	72	4	73
Purchases	142	126	164	—	—	—	3	2	4
Extensions and discoveries	66	2	67	54	18	57	44	—	43
Production	(193)	(278)	(242)	(191)	(270)	(239)	(188)	(264)	(234)
Closing balance	1,383	2,906	1,893	1,200	3,002	1,727	1,088	3,254	1,659
Proved developed reserves:
Opening balance	883	2,882	1,389	818	3,158	1,372	779	3,131	1,329
Closing balance	898	2,662	1,365	883	2,882	1,389	818	3,158	1,372
Proved undeveloped reserves:
Opening balance	317	119	338	270	96	287	254	87	269
Closing balance	486	244	529	317	119	338	270	96	287

(1)	The values for 2019 were not rounded for presentation purposes.

(2)	Represents changes in previous proved reserves, upward or downward, resulting from new information (except for an increase in a proved area), usually obtained from development drilling and production history or result from changes in economic factors.

For additional information about the changes in Proved Reserves and the process for estimating reserves, see section 3.1 – Oil and Gas Reserves.

34.5	Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

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

	2019	2018	2017
Future cash inflows	279,722,107	275,046,421	182,114,282
Future costs
Production	(93,589,960)	(90,176,326)	(70,159,534)
Development	(32,734,702)	(21,945,453)	(14,860,992)
Income taxes	(37,077,231)	(41,102,015)	(23,660,328)
Future net cash flow	116,320,214	121,822,627	73,433,428
10% discount factor	(36,934,889)	(35,518,187)	(22,216,583)
Standardized measure of discounted net cash flows	79,385,325	86,304,440	51,216,845

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

 The following are the principal sources of change in the standardized measure of discounted net cash flows in 2019, 2018 and 2017:

	2019	2018	2017
Net change in sales and transfer prices and in production cost (lifting) related to future production	2,411,040	79,632,263	26,918,170
Changes in estimated future development costs	(12,627,361)	(13,141,340)	(1,978,913)
Sales and transfer of oil and gas produced, net of production costs	(44,297,989)	(43,090,467)	(30,805,987)
Net change due to extensions, discoveries and improved recovery (1)	7,061,712	8,496,249	3,226,852
Net change due to purchase and sales of minerals in place	213,539	—	211,777
Net change due to revisions in quantity estimates	6,756,418	10,163,131	9,090,882
Previously estimated development costs incurred during the period	23,200,357	12,505,421	3,482,570
Accretion of discount	11,542,289	6,771,897	4,416,512
Timing and other (1)	(4,993,389)	(13,633,228)	8,991,981
Net change in income taxes	3,814,269	(12,616,331)	(6,462,611)
Aggregate change in the standardized measure of discounted future net cash flows for the year	(6,919,115)	35,087,595	17,091,233

(1) For comparative purposes, figures as of December 2017 were reclassified.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1 – Consolidated subsidiaries, associates and joint ventures

Consolidated subsidiary companies (1/2)

Company	Functional currency	Ownership interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Equity	Profit (loss) of the year	Total assets	Total liabilities
Refinería de Cartagena S.A.S.	U.S. dollar	100%	Refining of hydrocarbons, commercialization and distribution of products	Colombia	Colombia	17,260,342	63,700	26,738,049	9,477,707
Cenit Transporte y Logística S.A.S.	Colombian peso	100%	Storage and transport by pipelines of hydrocarbons	Colombia	Colombia	15,289,423	4,322,501	17,470,013	2,180,590
Oleoducto Central S. A. - Ocensa	U.S. dollar	72.65%	Transportation by crude oil pipelines	Colombia	Colombia	3,718,707	2,697,990	7,172,245	3,453,538
Ecopetrol Global Energy S.L.U	U.S. dollar	100%	Investment vehicle	Spain	Spain	7,889,271	1,256,639	7,892,018	2,747
Hocol Petroleum Limited	U.S. dollar	100%	Investment vehicle	Bermuda	Bermuda	3,008,263	378,889	3,008,416	153
Ecopetrol América LLC.	U.S. dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	2,529,782	(64,032)	3,067,856	538,074
Hocol S.A.	U.S. dollar	100%	Exploration, exploitation and production of hydrocarbons	Cayman Islands	Colombia	2,000,248	366,311	3,293,912	1,293,664
Esenttia S.A.	U.S. dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	1,652,851	197,639	2,100,014	447,163
Ecopetrol Capital AG	U.S. dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Business Group.	Switzerland	Switzerland	1,630,044	124,098	6,885,838	5,255,794
Andean Chemicals Ltd.	U.S. dollar	100%	Investment vehicle	Bermuda	Bermuda	1,158,661	(190,135)	1,159,558	897
Oleoducto Bicentenario de Colombia S.A.S.	Colombian peso	55.97%	Transportation by crude oil pipelines	Colombia	Colombia	1,569,418	575,910	3,792,998	2,223,580
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian peso	65%	Transportation by crude oil pipelines	Panama	Colombia	1,079,130	485,516	1,654,772	575,642
Inversiones de Gases de Colombia S.A. Invercolsa S.A. (1)	Colombian peso	51.88%	Holding with investments in natural gas and LPG transportation and distribution companies in Colombia	Colombia	Colombia	817,849	18,198	1,361,333	543,484

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Consolidated subsidiaries (2/2)

Company	Functional currency	Ownership interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Equity	Profit (loss) of the year	Total assets	Total liabilities
Black Gold Re Ltd.	U.S. dollar	100%	Reinsurer for companies of the Ecopetrol Business Group	Bermuda	Bermuda	751,916	54,547	888,577	136,661
Oleoducto de Colombia S.A. – ODC	Colombian peso	73%	Transportation by crude oil pipelines	Colombia	Colombia	422,898	329,775	663,666	240,768
Bioenergy S.A.S	Colombian peso	99.61%	Production of biofuels	Colombia	Colombia	46,756	(270,376)	219,686	172,930
Esenttia Masterbatch Ltda	Colombian peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	263,152	113,587	347,308	84,156
Ecopetrol Oleo é Gas do Brasil Ltda.	Brazilian real	100%	Exploration and exploitation of hydrocarbons	Brazil	Brazil	728,744	(140,819)	757,348	28,604
Bioenergy Zona Franca S.A.S.	Colombian peso	99.61%	Production of biofuels	Colombia	Colombia	(89,565)	(236,088)	358,751	448,316
Ecopetrol del Perú S.A.	U.S. dollar	100%	Exploration and exploitation of hydrocarbons	Peru	Peru	50,311	(2,025)	52,351	2,040
ECP Hidrocarburos de México S.A. de C.V.	U.S. dollar	100%	Offshore exploration	Mexico	Mexico	38,144	(73,303)	70,854	32,710
Ecopetrol Costa Afuera S.A.S.	Colombian peso	100%	Offshore exploration	Colombia	Colombia	12,208	(3,760)	32,130	19,922
Esenttia Resinas del Perú SAC	U.S. dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	4,830	101	28,831	24,001
Ecopetrol Energía S.A.S E.S.P.	Colombian peso	100%	Energy supply service	Colombia	Colombia	7,405	3,990	106,773	99,368
Ecopetrol Germany Gmbh (2)	U.S. dollar	100%	Exploration and exploitation of hydrocarbons	Germany	Angola	2,283	(12)	2,283	—
Ecopetrol USA Inc.	U.S. dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	7,070,295	1,483,597	7,070,295	—
Ecopetrol Permian LLC.	U.S. dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	3,043,138	(4,768)	3,044,851	1,713
Topili Servicios Administrativos S de RL de CV	Mexican peso	100%	Specialized management services	Mexico	Mexico	46	(4)	49	3
Kalixpan Servicios Técnicos S de RL de CV	Mexican peso	100%	Specialized services related to oil and gas industry	Mexico	Mexico	(3)	(3)	1	4

(1)	Values according to consolidated financial statements of the company. The result in profit (loss) corresponds to one month of operation. Assets and liabilities values as of December 2019.

(2)	Company in liquidation process.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Associated companies and joint ventures

Company	Functional currency	Ownership interest Ecopetrol	Activity	Country/ Domicile	Geographic area of operations	Equity	Profit (loss) of the year	Total assets	Total liabilities
Associates
Serviport S.A. (1)	Colombian peso	49%	Services for the support of loading and unloading of oil ships, supply of equipment, technical inspections and load measurements	Colombia	Colombia	22,593	1,164	59,044	36,451
Sociedad Portuaria Olefinas y Derivados S.A. (1)	Colombian peso	50%	Construction, use, maintenance and administration of port facilities, ports, private docks	Colombia	Colombia	3,816	646	6,753	2,937

Joint ventures
Equion Energía Limited	U.S. dollar	51%	Exploration, exploitation and production of hydrocarbons	United Kingdom	Colombia	2,234,067	396,380	2,625,837	391,770
Offshore International Group Inc.	U.S. dollar	50%	Exploration, exploitation and production of hydrocarbons	United States	Peru	736,847	(48,247)	1,766,271	1,029,424
Ecodiesel Colombia S.A. (2)	Colombian peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	92,191	17,964	147,087	54,896

(1)	Information available as of September 30, 2019. The investment is 100% impaired as of December 31, 2019.

(2)	Information available as of November 30, 2019.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 2 – Conditions of the most significant loans

Type of credit	Company	Issue date	Expiry date	Currency	Disbursement	Outstanding balance Dec 31, 2019	Outstanding balance Dec 31, 2018	Interest rate	Amortization plan	Payment of interest
		dec-10	dec-20	COP	479,900	479,900	479,900	Floating	Bullet	Half-yearly
		dec-10	dec-40	COP	284,300	284,300	284,300	Floating	Bullet	Half-yearly
Bonds, domestic	Ecopetrol S.A.	aug-13	aug-23	COP	168,600	168,600	168,600	Floating	Bullet	Half-yearly
Currency		aug -13	aug-28	COP	347,500	347,500	347,500	Floating	Bullet	Half-yearly
		aug -13	aug-43	COP	262,950	262,950	262,950	Floating	Bullet	Half-yearly
Local currency	Oleoducto Bicentenario S.A.S	jul-12	jul-24	COP	2,100,000	1,021,890	1,191,050	Floating	Quarterly	Quarterly
syndicated loan	ODL Finance S.A.	aug -13	aug-20	COP	800,000	312,608	224,000	Floating	Quarterly	Quarterly
Commercial loan	Bioenergy	abr-11	dec-31	COP	505,723	530,733	444,157	Floating	Monthly	Monthly
		sep-13	sep-23	USD	1,300	1,300	1,300	Fixed	Bullet	Half-yearly
		sep-13	sep-43	USD	850	850	850	Fixed	Bullet	Half-yearly
Bonds, foreign	Ecopetrol S.A.	may-14	may-45	USD	2,000	2,000	2,000	Fixed	Bullet	Half-yearly
currency		sep-14	may-25	USD	1,200	1,200	1,200	Fixed	Bullet	Half-yearly
		jun-15	jun-26	USD	1,500	1,500	1,500	Fixed	Bullet	Half-yearly
		jun-16	sep-23	USD	500	500	500	Fixed	Bullet	Half-yearly
	Oleoducto Central S.A.	may-14	may-21	USD	500	506	500	Fixed	Bullet	Half-yearly
International		dec-17	dec-27	USD	2,001	1,530	1,742	Fixed	Half-yearly	Half-yearly
commercial credits -		dec-17	dec-27	USD	76	58	66	Floating	Half-yearly	Half-yearly
Refinería de	Ecopetrol S.A.	dec-17	dec-27	USD	73	56	63	Fixed	Half-yearly	Half-yearly
Cartagena		dec-17	dec-27	USD	159	121	138	Floating	Half-yearly	Half-yearly
		dec-17	dec-25	USD	359	288	321	Floating	Half-yearly	Half-yearly

9.	Signature Page

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ecopetrol S.A.

By:	/s/ Felipe Bayón Pardo
	Name:	Felipe Bayón Pardo
	Title:	Chief Executive Officer

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Dated: March 31, 2020

10.	Exhibits

Exhibit No.	Description
1.1	Amended and Restated Bylaws of Ecopetrol S.A., dated March 27, 2020 (English Translation).
2.1	Form of Deposit agreement between Ecopetrol, JPMorgan Chase Bank as depository, and the holders from time to time of ADSs (incorporated by reference to Exhibit 99.A to our registration statement on Form F-6 filed with the U.S. Securities and Exchange Commission on December 29, 2017 (File No. 333-222378).
4.1	Transportation Agreement between Ecopetrol S.A. and Oleoducto Central S.A., dated March 31, 1995 (incorporated by reference to Exhibit 4.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on September 12, 2008 (File No. 001-34175)) (English Translation).
4.2	Supplementary Agreement to Transportation Agreement between Ecopetrol S.A. and Oleoducto Central S.A., dated January 17, 2013 (incorporated by reference to Exhibit 4.2 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.3	Natural Gas Transportation Agreement between Ecopetrol S.A. and Transportadora de Gas del Interior S.A. ESP, dated October 1, 2008 (incorporated by reference to Exhibit 4.3 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.4	Supplementary Agreement No. 1, dated December 5, 2008, to the Natural Gas Transportation Agreement between Ecopetrol S.A. and Transportadora de Gas del Interior S.A. ESP, dated October 1, 2008 (incorporated by reference to Exhibit 4.4 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.5	Supplementary Agreement No. 2, dated April 11, 2012, to the Natural Gas Transportation Agreement between Ecopetrol S.A. and Transportadora de Gas Internacional S.A. E.S.P., dated October 1, 2008 (incorporated by reference to Exhibit 4.5 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.6	Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.6 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.7	Refined Products Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.7 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 29, 2013 (File No. 001-34175)) (English Translation).
4.8	Bicentenario Transport Contract between Oleoducto Bicentenario de Colombia S.A.S. and Ecopetrol S.A., dated June 20, 2012 incorporated by reference to Exhibit 4.9 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 25, 2014 (File No. 001-34175)) (English Translation).
4.9	Supplementary Agreement No. 2, dated March 28, 2014, to the Bicentenario Transport Contract between Oleoducto Bicentenario de Colombia S.A.S. and Ecopetrol S.A., dated June 20, 2012 (incorporated by reference to Exhibit 4.11 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016 (File No. 001-34175)) (English Translation).
4.10	Supplementary Agreement No. 4, dated April 6, 2015, to the Bicentenario Transport Contract between Oleoducto Bicentenario de Colombia S.A.S. and Ecopetrol S.A., dated June 20, 2012 (incorporated by reference to Exhibit 4.12 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016 (File No. 001-34175)) (English Translation).
4.11	Amendment No. 6, dated April 25, 2016, to the Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.13 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2019 (File No. 001-34175)) (English Translation).
4.12	Amendment No. 7, dated December 28, 2016, to the Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.14 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2019 (File No. 001-34175)) (English Translation).

Exhibit No.	Description
4.13	Indenture, dated as of July 23, 2009, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form F-4 filed with the U.S. Securities and Exchange Commission on July 31, 2009 (File No. 333-160965)).
4.14	Amendment No. 1 to the Indenture, dated as of June 26, 2015, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.10 on Form 6-K of the Company furnished to the U.S. Securities and Exchange Commission on June 25, 2015 (File No. 001-34175)).
4.15	Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Notes due 2023 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on September 11, 2013 (File No. 333-190198)).
4.16	Prospectus Supplement relating to Ecopetrol S.A.’s 4.125% Notes due 2025, (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on September 9, 2014 (File No. 333-190198)).
4.17	Prospectus Supplement relating to Ecopetrol S.A.’s 5.375% Notes due 2026 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on June 23, 2015 (File No. 333-190198)).
4.18	Prospectus Supplement relating to Ecopetrol S.A.’s 7.375% Notes due 2043 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on September 11, 2013 (File No. 333-190198)).
4.19	Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Notes due 2045 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on May 20, 2014 (File No. 333-190198)).
8.1	List of subsidiaries of Ecopetrol S.A.
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Officer Certification.
23.1	Consent of Ernst & Young Audit S.A.S.
23.2	Consent of Ryder Scott LP.
23.3	Consent of Sproule International Limited.
23.4	Consent of DeGolyer and MacNaughton.
23.5	Consent of Gaffney, Cline & Associates.
23.6	Consent of Netherland, Sewell & Associates, Inc.
99.1	Third-Party Reserve Report of Ryder Scott Company, L.P.
99.2	Third-Party Reserve Report of Sproule International Limited.
99.3	Third-Party Reserve Report of DeGolyer and MacNaughton.
99.4	Third-Party Reserve Report of Gaffney, Cline & Associates.
99.5	Third-Party Reserve Report of Netherland, Sewell & Associates, Inc.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

11.	Cross-reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers		N/A
Item 2.	Offer Statistics and Expected Timetable		N/A
Item 3.	Key Information
	A.	Selected Financial Data	1.3
	B.	Capitalization and Indebtedness	N/A
	C.	Reasons for the Offer and Use of Proceeds	N/A
	D.	Risk Factors	5.1
Item 4.	Information on the Company		Note 1 to the consolidated financial statements
	A.	History and Development of the Company	2.1; 3.1; Note 1 to the consolidated financial statements
	B.	Business Overview	2; 3.3 – 3.9; 4.5.1
	C.	Organizational Structure	3.2
	D.	Property, Plants and Equipment	3.4 – 3.6; 4.6.2; Notes 14, 15 and 16 to the consolidated financial statements
	E.	Oil and Gas Disclosures	3.3 – 3.6; Notes 14, 15 and Supplemental information on Oil and Gas producing activities (unaudited by EY) to the consolidated financial statements
Item 4A.	Unresolved Staff Comments		None
Item 5.	Operating and Financial Review and Prospects
	A.	Operating Results	3.4-3.6; 4; 5.1; 5.2
	B.	Liquidity and Capital Resources	2.1; 4.6; 4.8; Consolidated statements of cash flow and Notes 9, 19, 28 and 29.5 to the consolidated financial statements
	C.	Research and development, Patents and Licenses, etc.	3.7; Note 16 to the consolidated financial statements
	D.	Trend Information	4.10
	E.	Off-Balance Sheet Arrangements	4.9
	F.	Tabular Disclosure of Contractual Obligations	4.8
	G.	Safe Harbor	1.2
Item 6.	Directors, Senior Management and Employees
	A.	Directors and Senior Management	7.3; 7.5
	B.	Compensation	7.6; Notes 4, 21 and 30 to the consolidated financial statements
	C.	Board Practices	7.3
	D.	Employees	3.12
	E.	Share Ownership	7.7
Item 7.	Major Shareholders and Related Party Transactions
	A.	Major Shareholders	6.9; 7.7
	B.	Related Party Transactions	3.10; Note 30 to the consolidated financial statements
	C.	Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A.	Consolidated Statements and Other Financial Information	4; 5.3; 6.2; 8
	B.	Significant Changes	7.8; Note 33 to the consolidated financial statements

Sections
Item 9.	The Offer and Listing
	A.	Offer and Listing Details	6.4, 6.5
	B.	Plan of Distribution	N/A
	C.	Markets	6.3
	D.	Selling Shareholders	N/A
	E.	Dilution	N/A
	F.	Expenses of the Issue	N/A
Item 10.	Additional Information
	A.	Share Capital	N/A
	B.	Memorandum and Articles of Association	7.1
	C.	Material Contracts	3.4.4; 4.8; Exhibits 4.1 – 4.15
	D.	Exchange Controls	5.1.4; 6.7
	E.	Taxation	4.2.1; 6.6; Note 10 to the consolidated financial statements
	F.	Dividends and Paying Agents	N/A
	G.	Statements by Experts	N/A
	H.	Documents On Display	1.1
	I.	Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk		4.10; 5.1.1; 5.2.1; 5.2.3; Note 29 to the consolidated financial statements
Item 12.	Description of Securities Other than Equity Securities
	A.	Debt Securities	6.4; Exhibits 4.13-4.19
	B.	Warrants and Rights	N/A
	C.	Other Securities	N/A
	D.	American Depositary Shares	6.5
Item 13.	Defaults, Dividend Arrearages and Delinquencies		None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds		None
Item 15.	Controls and Procedures		5.2; 7.8
Item 16A.	Audit Committee Financial Expert		7.3.2
Item 16B.	Code of Ethics		7.2; 7.4
Item 16C.	Principal Accountant Fees and Services		7.8
Item 16D.	Exemptions from the Listing Standards for Audit Committees		N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases		N/A
Item 16F.	Changes in Registrant’s Certifying Accountant		7.8
Item 16G.	Corporate Governance		7
Item 16H.	Mine Safety Disclosure		N/A
Item 17.	Financial Statements		N/A
Item 18.	Financial Statements		8
Item 19.	Exhibits		10