Form 20-F
period 2021-12-31
ECOPETROL S.A.
filed 2022-04-26
CIK 1444406

As filed with the Securities and Exchange Commission on April 25, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO

SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file number: 001-34175

ECOPETROL S.A.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

REPUBLIC OF COLOMBIA

(Jurisdiction of incorporation or organization)

Carrera 13 No. 36 – 24

BOGOTA – COLOMBIA

(Address of principal executive offices)

Tel. (57) 310 315 8600

Lina María Contreras Mora

Investor Relations Officer

investors@ecopetrol.com.co

Tel. (57) 310 315 8600

Carrera 13 No.36 - 24

Bogota, Colombia

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered:
American Depository Shares (as evidenced by American Depository Receipts), each representing 20 common shares par value COP$609 per share	EC	New York Stock Exchange
Ecopetrol common shares par value COP$609 per share		New York Stock Exchange (for listing purposes only)
5.875% Notes due 2023	EC23	New York Stock Exchange
4.125% Notes due 2025	EC25	New York Stock Exchange
5.375% Notes due 2026	EC26	New York Stock Exchange
6.875% Notes due 2030	EC30	New York Stock Exchange
4.625% Notes due 2031	EC31	New York Stock Exchange
7.375% Notes due 2043	EC43	New York Stock Exchange
5.875% Notes due 2045	EC45	New York Stock Exchange
5.875% Bonds due 2051	EC51	New York Stock Exchange

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

⌧ Yes ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

◻ Yes ⌧ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

⌧ Yes ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒ Yes ☐ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

◻ U.S. GAAP	⌧ International Financial Reporting Standards as issued by the International Accounting Standards Board	◻ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company

(as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ⌧ No

1.	Introduction
1.1.	About This Annual Report

We file our Annual Report on Form 20-F and other information with the U.S. Securities and Exchange Commission.

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The materials included in this annual report on Form 20-F may be downloaded at the SEC’s website: http://www.sec.gov. Any filings we make are also available to the public over the Internet at the SEC’s website at www.sec.gov and at our website at www.ecopetrol.com.co. This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.

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

References to the Nation in this annual report relate to the Republic of Colombia (Colombia), our controlling shareholder. References made to the Colombian government (or the Government) correspond to the executive branch including the President of Colombia, the ministries, and other government agencies responsible for regulating our business.

Our consolidated financial statements for the years ended December 31, 2019, 2020, and 2021 were prepared in accordance with IFRS as issued by IASB. References in this annual report to IFRS mean IFRS as issued by the IASB.

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

Our consolidated financial statements were consolidated line by line and all transactions and balances among subsidiaries have been eliminated. These financial statements include the financial results of all subsidiary companies controlled, directly or indirectly, by Ecopetrol S.A. See Exhibit 1 – Consolidated companies, associates, and joint ventures, to our consolidated financial statements included in this annual report.

In this annual report, references to “US$” or “U.S. dollars” are to United States dollars and references to “COP$” “Colombian Peso” or “Colombian Pesos” are to Colombian Pesos, the Ecopetrol Group’s functional and presentation currency under which we prepare our consolidated financial statements. This annual report translates certain Colombian Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such Colombian Peso amounts have been translated at the rate of COP$3,981.16 per US$1.00, which corresponds to the average Tasa Representativa del Mercado (TRM), or Representative Market Exchange Rate, for 2021. Such conversion should not be construed as a representation that the Colombian Peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On April 18, 2022, the Representative Market Exchange Rate was COP$ 3,737.32 per US$1.00. Certain figures shown in this annual report have been subject to rounding adjustments, and, accordingly, certain totals may therefore not precisely equal the sum of the numbers presented. In this annual report, a billion is equal to one with nine zeros.

1.2.	Forward-looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”, “plan”, “potential”, “predict”, “prognosticate”, “project”, “target”, “achieve” and “intend”, among other similar expressions, are understood as forward-looking statements. We have made forward-looking statements that address, among other things:

●	changes in international crude oil and natural gas prices;
●	our exploration and production activities, including drilling;import and export activities;
●	our liquidity, cash flow, and sources of funding;
●	the results of our electric power transmission and toll roads activities through our subsidiary, Interconexión Eléctrica S.A. (“ISA”) and our ability to integrate ISA’s operations;
●	our projected and targeted capital expenditures and other cost commitments and revenues; and
●	dates by which certain areas will be developed or will come on-stream; and
●	future growth and development of the energy industry.

Our forward-looking statements and sensitivity analysis are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

●	general economic and business conditions, including crude oil and other commodity prices, refining margins and prevailing exchange rates;
●	competition;
●	our ability to obtain financing;
●	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;
●	uncertainties inherent in making estimates of our reserves;
●	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission businesses in the countries where they operate;
●	significant political, economic and social developments in Colombia and other countries where we do business;
●	natural disasters, pandemics and other public health events, including the coronavirus (“COVID 19”) pandemic;
●	the recent Russian invasion of Ukraine;
●	other military operations, terrorist acts, wars or embargoes;
●	regulatory developments, including regulations related to climate change;

●	receipt of government approvals and licenses;
●	technical difficulties; and
●	other factors discussed in section Risk Review—Risk Factors of this document as “Risk Factors.”

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on forward-looking statements.

1.3.	Selected Operating Data

The following table sets forth, for the periods and at the dates indicated, certain key operating data.

Table 1 – Selected Operating Data

Operating Information	2021	2020	2019	2018	2017
Oil and gas production (mboed)	679.0	697.0	725.1	720.4	715.1
Proved oil and gas reserves (mmboe)(1)	2,002	1,770	1,893	1,727	1,659
Exploratory wells(2)(3)	16	18	20	17	20
Refinery throughput (bpd)(4)	355,895	322,038	375,754	375,666	347,483
1P Reserves replacement ratio	200%	48%	169%	129%	126%
Transmission Lines (km)	48,330	47,358	46,374	45,142	44,176
(1)	Include natural gas royalties and exclude crude oil royalties.
(2)	Gross exploratory wells.
(3)

The table does not include stratigraphic test wells. Although these wells are considered to be exploratory wells, we do not include them as part of our exploratory wells information in the table above as these wells are plugged and abandoned after the relevant test study is completed.

(4)	Includes the Barrancabermeja, Cartagena, Apiay and Orito refineries.

2.	Strategy and Market Overview

Global oil demand increased significantly in 2021, on the back of the economic recovery driven by the slowdown of the COVID-19 pandemic, which in turn was due to a rapid rollout of effective COVID-19 vaccines and supportive economic policies. Additionally, most central banks kept their interest rates at record lows and the world benefited from the strong fiscal stimulus implemented in the United States and the Eurozone (in the United States, the fiscal stimulus in 2021 stood at 10% of GDP and in the Euro Zone it stood at 6% of GDP). In total, crude oil demand raised by 4.9 million barrels per day (“mmbd”) in 2021, after having declined by 9.1 mmbd in 2020.

Despite the rapid recovery in demand and favorable crude oil prices throughout the year (since February Brent price remained above US$ 60/Bl), supply only grew by 1.6 mmbd between 2020 and 2021. The Organization of the Petroleum Exporting Countries (OPEC) and ten of the world’s major non-OPEC oil-exporting nations, including Russia (OPEC+), kept their production under control, favoring a continuous reduction of the bulging inventories that accumulated in 2020. In 2021, OPEC only returned 0.7 mmbd in supply, out of the 4.2 mmbd it withdrew from the market in 2020. Outside OPEC+, crude oil production growth in 2021 was very low, primarily as a result of strict capital discipline of oil and gas companies.

Restricted supply growth led to a fast reduction in world oil inventories, at a rate of 2.4 mmbd (the crude oil market was in deficit throughout 2021), allowing not only to drain the inventories that built up in 2020 (when such inventories grew at a rate of 1.8 mmbd), but also to bring inventories in OECD (Organization for Economic Co-operation and Development) countries to levels not seen since 2014. In this context, Brent showed a swift recovery, reaching an average level of US$ 71/Bl in 2021, far exceeding the average of US$43/Bl in 2020.

The table below sets forth the oil demand and supply balance compared against the evolution of the Brent price as of the periods indicated:

Graph 1 – Supply/Demand Balance vs ICE Brent Price Evolution

Source: Platts, Bloomberg

Moreover, after weeks of intense tensions between Russia and Ukraine, as well as with the West, on February 24, 2022, Russia launched a full-scale military invasion of Ukraine. This war has increased volatility in the capital markets and has caused many commodities to rise due to supply risk (Brent crude oil prices have reached levels above 100 USD per barrel and natural gas prices in Europe have exceeded 30 USD/mmbtu). To the extent the conflict is prolonged energy prices (particularly natural gas) are expected to continue to increase, particularly if energy supplies and its related derivatives, such as naphtha, are disrupted, further exacerbating supply chain risks of companies with higher sensitivities to rising energy and related costs.

Also, although international oil prices and global demand and supply dynamics are significant factors affecting our business and financial condition, Colombia’s local economic factors have also influenced and will continue to affect our performance, given that we conduct most of our business in Colombia.

The Colombian economy, as measured by GDP, grew 10.6% in 2021, one of the highest rates in the region and a significant improvement to 2020 when the Colombian economy, as measured by GDP, decreased by 7.0%. This growth was mainly driven by private consumption, which expanded at a rate of 14.6%, with more than 1.5 million jobs recovered in 2021. Public consumption also contributed favorably to GDP, growing at a rate of 12.1% in 2021. The external sector, on the other hand, contributed negatively to GDP growth, with imports growing much faster than exports (27.5% compared to 14.2% in 2021), widening the current account deficit and weakening the exchange rate.

Local sales of refined products jumped 25% in 2021 compared to 2020, on the back of strong gasoline sales. Gasoline demand rebounded 34%, fueled by easing coronavirus-led mobility curbs and higher driving activity, surpassing pre-pandemic levels. Meanwhile, diesel demand grew at a slower pace (14%), affected by social unrest experienced during May and June, that blocked the country’s main roads. All in all, the country’s demand for refined products reached 301 mbd (thousand barrels per day) in 2021, exceeding 2019 levels.

2.1.	Our Corporate Strategy
2.1.1.	2040 Strategy: Energy that Transforms

On February 8, 2022, the Ecopetrol Group’s published its long-term strategy, also referred to as “Energy that Transforms”, being the first company of the oil and gas industry in Latin America to disclose a roadmap for the next 20 years. The strategy fully addresses current environmental, social, and governance challenges, while maintaining its focus on generating sustainable value for all its stakeholders. The objective of this long-term strategy is to consolidate an agile and dynamic organization that promptly adapts to the changes faced by the energy industry and the challenges of a world that moves forward generating and using cleaner sources of energy while anticipating growth opportunities and gaining leadership in the American continent.

“Energy that Transforms” is expected to position the Ecopetrol Group as an integrated energy group that participates in all segments of the hydrocarbon chain (upstream, midstream, downstream, and commercialization) as well as energy infrastructure, with the ambition to diversify into low-emission businesses that allow it to continue reducing its carbon footprint and achieve net-zero carbon emissions (scopes 1 and 2) and a 50% reduction in total emissions (scopes 1, 2 and 3), both by 2050. This strategy comprises four strategic pillars: (i) Grow with the Energy Transition, (ii) Generate Value through Technology, Environmental, Social and Governance (TESG), (iii) Cutting-edge Knowledge, and (iv) Competitive Returns. The strategy is based on the following oil price assumptions: (i) for the 2022 – 2024 Plan: 2022; US$ 63/Bl, 2023 and 2024; US$ 60/Bl and (ii) for the long-term plan: 2025 – 2040: US$ 45 – 55/Bl. Within this context, the main long-term objectives are presented below:

2.1.1.1.	Grow with the Energy Transition

The first pillar aims at maintaining the Ecopetrol Group’s competitiveness in the integrated hydrocarbon value chain and increasing gas supply, offshore exploration, enhanced recovery, and the development of unconventional reservoirs, thereby strengthening our traditional businesses with the latest technology and innovations to have more sustainable processes and maximize the value of reserves and future barrels.

On average, we expect to invest between US$ 5.2 and US$ 6.0 billion annually by 2040. In production, investment is expected to be focused on enhanced recovery technologies, new activity in the Piedemonte Llanero region, and protecting the base production curve by improving the natural decline of production fields. In line with international best practices, the valuation for these projects includes greenhouse gas emissions cost under the CO2 shadow price methodology, with a price curve that begins at 20 US$/tCO2e today and reaches 40 US$/tCO2e by 2030.

In the upstream segment, we expect to reach nearly 850 mboed of production by 2030, even under conservative price scenarios (i.e., using a Brent price range of between US$ 45 - 55/Bl).

In terms of gas, production is expected to increase, along with a search for new commercialization options, seeking also to venture into regasification and storage, with a 33% participation target in total production by 2040. The latter is expected, among others, to maintain market share in Colombia at 78% in gas and 77% in Liquefied Petroleum Gas (LPG).

In the midstream segment, the long-term objectives of the segment include, among others, capturing over 90% share of the Colombian hydrocarbon transport market.

The downstream segment seeks to: (i) increase the margin of existing refineries’ assets; (ii) maximize the polypropylene margin, and (iii) assess options for diversifying into petrochemicals.

Additionally, the value of the various products is expected to be strengthened through commercial strategies which seek to diversify heavy crude destinations, leverage the advantage in quality and reliability of supply and integrate customer-based logistics and recipes.

For the electric power transmission and toll roads concessions segment, the aim is to continue the growth trajectory in both new and existing geographies, taking advantage of ISA’s strategic leadership position in the power transmission business in Latin America, in line with ISA’s 2030 Strategic Plan.

The diversification towards low-emission businesses in the long term contemplates: (i) between 2019 and 2030 carry out investments of US$8.3 billion in current businesses and geographies and US$2.2 billion in new geographies, and (ii) having non-conventional renewable energies achieve a share of between 25% and 40% in our self-generation matrix by 2040.

The aforementioned is expected to be supported by a gradual incursion into emerging businesses that are aligned with new global trends that seek to mitigate the effects of climate change, such as the production of low-carbon hydrogen as an energy source, Carbon Capture, Utilization, and Storage (CCUS), and Natural Climate Solutions (NCS). The value proposition includes diversifying into low-emission businesses, for which more than US$ 200 million are expected to be invested over the next three years, in green hydrogen projects in the Cartagena and Barrancabermeja refineries, and in CO2 capture projects through both emerging technologies and NCS projects.

2.1.1.2.	Generate Value through TESG

This pillar seeks to strengthen transparent and ethical relations with our stakeholders, applying high standards of corporate governance to achieve environmentally responsible, safe, and efficient operations in which innovation and technology act as catalysts to accelerate solutions for future challenges. To achieve this, the Ecopetrol Group has identified 5 strategic lines: (i) build and generate value through an efficient, clean, and safe production, (ii) accelerate and prioritize decarbonization and energy efficiency, (iii) ensure circular water management, (iv) support local development in the territories where we operate, and (v) generate trust in the social context through proactive dialogue and by improving the quality of life of people, with a focus on inclusion and on reactivating local economies.

Environmentally, the long-term TESG targets include the achievement of: (i) net-zero emissions of CO2 equivalent by 2050 (scopes 1 and 2), (ii) zero routine gas flaring by 2030, (iii) zero treated produced and waste water discharges by 2045 along with an expected reduction of 58% to 66% in the intake of fresh water for operations.

On the social front, the long-term TESG targets focus on promoting the generation of approximately 230 thousand new non-oil related jobs by 2040 and contributing to the education of two million young Colombians.

2.1.1.3.	Cutting-edge Knowledge

This pillar seeks to develop the required skills and capacities to face the challenges towards growth and TESG, through a comprehensive science, technology, and innovation strategy (CT+i for its Spanish acronym), as well as improving the competitiveness and resilience of current assets, contributing to diversification, increasing clean energy, decarbonizing operations and strengthening of talent through transformative practices by means of training programs to optimize performance (upskilling) or fill new positions (reskilling).

Thus, the expected long-term goals are, among others: (ii) having approximately 70% of workers complete reskilling programs by 2030, and (ii) achieving automation of 100% of human talent processes by 2030.

2.1.1.4.	Competitive Returns

Finally, the fourth pillar ensures continuity of our strict capital discipline, the efficient use of resources, and the protection of cash, all of which have been leveraging the Ecopetrol Group’s strategy since 2015. The long-term aspiration includes, among others, maintaining the ordinary dividend policy at between 40% and 60%, in line with operating results. The long-term strategy will allow transfers to the Nation between US$ 3.4 and US$ 5.3 billion annually on average, through royalties, taxes, and dividends.

2.1.2.	2022 – 2024 Business Plan

The Ecopetrol Group’s Organic Business Plan (the “Business Plan”) for the 2022-2024 period is aimed at fulfilling the four strategic pillars of the 2040 Strategy and also seeks to maintain an effective response to uncertain economic and environmental conditions, ensure the financial sustainability of the Ecopetrol Group and deliver a competitive value proposition to stakeholders in the medium and long term. The organic investment included in the Business Plan is expected to be financed mainly with internal cash generation. The Brent price assumptions under the Business Plan are as follows: US$ 63/Bl in 2022, and US$ 60/Bl in 2023 and 2024.

The Business Plan features an investment between US$ 17 billion and US$ 20 billion for the three-year period (2022 - 2024), of which 74% is expected to be allocated in Colombia, and 26% in the United States, Brazil, Chile, and Peru. It seeks to ensure capital allocation towards the incorporation of more competitive reserves and resources, positioning the company in the energy transition (with a main focus in gas, decarbonization, short-cycle hydrocarbons, and the incorporation of renewable energies), reliability investments necessary for a responsible and sustainable operation, and social investment focused in areas where our operations are located.

Approximately 75% of the investment is expected to be allocated towards growth opportunities aimed at continuing the exploration and profitable development of existing assets, with investments focused on the continuation of enhanced recovery programs and growth of the gas value chain. The remaining 25% is expected to be allocated to operational continuity, seeking to preserve the value of the assets and bring reliability and integrity to the Ecopetrol Group’s consolidated operations.

The most relevant operational targets of the Business Plan are the following: (i) reaching production levels between 700 thousand and 705 thousand barrels of oil equivalent per day (“boepd”) in 2022, 730 thousand boepd by 2024; (ii) reaching a joint throughput at the Barrancabermeja and Cartagena refineries of between 340 thousand and 360 thousand barrels per day in 2022, with a growth path at such refineries of up to 430 thousand barrels per day by 2024; and (iii) to reach transported volumes of over one million barrels per day – in line with the evolution of the production and demand for liquid fuels in the country.

Upstream

The Business Plan allocates an investment between US$ 11 billion and US$ 12 billion, maintaining the growth of this segment as a strategic objective, with a focus on accelerating the progression of resources and reserves, through exploration, drilling, and enhanced recovery.

Of the aforementioned resources, (i) 70% is expected to be allocated in production activities in Colombia, including the Rubiales, Castilla, Piedemonte, CPO09, Chichimene, and Caño Sur fields, with a continued focus on maturity and development of improved recovery activities, (ii) 21% is expected to be allocated internationally, where the main focus areas will be Brazil and the Permian Basin in the United States; and (iii) 9% of the resources are expected to be allocated in exploration activities, with expected drilling of more than 50 wells located in the basins of greater materiality, with emphasis on the Caribbean Offshore, Piedemonte, Middle Magdalena Valley and Llanos Orientales basin.

In terms of unconventional reservoirs, the Ecopetrol Group will continue the development process of the Comprehensive Research Pilot Projects (PPII for its Spanish acronym), Kalé and Platero, in the Middle Magdalena Valley basin in Colombia with expected investments of approximately US$ 80 million, and well as increasing development activities in the Permian Basin in Texas with expected investments of approximately US$ 1.9 billion.

As for the natural gas chain, US$ 1.8 billion of the total investment is expected to be allocated towards the evaluation and development of the largest offshore gas discoveries in the Colombian Caribbean, and in the exploration and development of Piedemonte and other sources of gas in the Middle Magdalena Valley, Guajira, and the Sinú-San Jacinto basin areas in Colombia.

Midstream

The Business Plan allocates an investment between US$ 800 million and US$ 900 million, mainly aimed at strengthening the integrity and reliability of the infrastructure, generating operational efficiency, prioritizing resources for the growth of the multi-purpose pipeline business for refined products, while advancing in increasing flexibility and efficiency in logistics for the evacuation of heavy crude and the growth of the crude oil pipeline infrastructure, and the consolidation of the Ecopetrol Group as a comprehensive logistics operator. These investments are also expected to enable future operating costs optimization by upgrading equipment and improving its performance.

Downstream

The Business Plan allocates an investment between US$ 1.2 billion and US$ 1.4 billion focused on guaranteeing the reliability and sustainability of the operations across the Barrancabermeja and Cartagena refineries, as well as the development of fuel quality programs and wastewater management to ensure increasingly cleaner effluents and more resilient refineries to face energy transition scenarios. The estimated investment aims to achieve a joint throughput at such refineries reaching between 420 and 430 thousand barrels per day in 2024.

Electric Power Transmission and Toll Roads Concessions

The Business Plan aims at continuing the growth trajectory in Latin America, taking advantage of ISA’s strategic leadership position in the power transmission business. The Ecopetrol Group expects to allocate an investment of US$ 2.6 billion mainly in electric power transmission (80%) and toll roads (17%) with projects in Brazil, Colombia, Chile, and Peru.

Commercial Strategy

The Business Plan maintains the Ecopetrol Group’s strategy of diversifying clients and destinations, aiming to maximize the commercialization margin, diversifying heavy crude destinations, leveraging the advantage in quality and reliability of supply, and integrating customer-based logistics and recipes. Additionally, it has an important emphasis on the independent refining sector in China, while maintaining an active participation in the refining market of the United States. The foregoing is expected to be leveraged on our operational flexibility at ports, stable quality of our crude oil, and optimization of logistics.

TESG

The Business Plan allocates approximately COP$ 1.5 trillion for social investment, aimed at closing social gaps and promoting the development and well-being of the communities where the Ecopetrol Group operates, with strategic projects expected in infrastructure, public services, education, sports and health, inclusive rural development and entrepreneurship and business development.

US$ 240 million are expected to be allocated to innovation, technology, and digital transformation projects, which include cybersecurity and cyberdefense programs, optimization of the supply chain, technologies for production water management as a profitable and sustainable resource, new technologies to increase the recovery factor, and studies for the capture of CO2 in natural sinks. In addition, the plan includes an expected investment of approximately US$ 26 million by 2024 destined to optimize human talent through training, with close to 35% thereof expected to be allocated to retooling.

In connection with the Ecopetrol Group’s energy transition strategy and TESG objectives, the Business Plan (without considering ISA) includes investments of approximately US$ 1,400 million in projects for comprehensive water management, decarbonization, including solar, wind, and geothermal energy projects, energy efficiency, use of energy and alternative sources, fuel quality improvements, and studies and pilots in green and blue hydrogen for applications in refineries and mobility.

For more information on the TESG agenda see section Technology, Environment, Social and Governance (TESG).

2.1.3.	2022 Investment Plan

In December 2021, the Board of Directors approved between US$ 4.8 billion and US$ 5.8 billion for the 2022 investment plan at US$ 63/Bl Brent. The Ecopetrol Group expects to allocate 70% of these investments to projects in Colombia and the remainder to the positioning and development of the Ecopetrol Group’s operations in the United States, Brazil, Peru and Chile.

The 2022 investment plan for the electric power transmission and toll roads concessions segment includes investments of approximately US$1.1 billion to be developed in Brazil (30%), Colombia (28%), Peru (24%), and Chile (18%). These investments are expected to be distributed in electric power transmission (83%), toll roads (16%) and telecommunications (1%).

The 2022 investment plan also has a focus on supporting the Ecopetrol Group’s energy transition and sustainability strategy, strengthening socio-environmental investment programs, deepening digital transformation, and accelerating the development and implementation of technologies to optimize operations throughout the chain. Approximately US$50 million is expected to be invested in decarbonization projects in 2022, where renewable energy and gas use projects stand out as part of the roadmap to meet the Ecopetrol Group’s decarbonization objectives.

The 2022 investment plan also includes investments in gas projects of between US$ 400 million and US$ 500 million, mainly in the exploration and production projects in the Piedemonte and Caribbean onshore/offshore.

Such investment plan also includes an investment of more than US$ 700 million in unconventional oil and gas activities in the Permian basin in Texas, United States aiming at production growth, as well as approximately US$ 20 million in investments in the Kalé and Platero projects located in the Middle Magdalena Valley in Colombia.

The table below sets forth the details of the investment plan per business segment announced in December 2021:

Table 2 – 2022 Investment Plan

Business Segment	% Percentage(1)
Exploration	7%
Production	56%
Midstream	6%
Downstream	8%
Electric Power Transmission and Toll Roads Concessions	20%
Other	3%
TOTAL	100%
(1)	Percentage over the upper range.
2.2.	Unconventional Hydrocarbons

Our strategy for unconventional resources in Colombia is based on the high potential of Cretaceous rocks and the significant acreage position we have in the Middle Magdalena Basin. In September 2019, the Colombian Council of State (the highest administrative court in the country) sustained the suspension of the effects of Decree 3004 of 2013 and the Resolution 90341 of 2014 that established the technical requirements for the development of unconventional reservoirs. Despite the suspension of the effects of such regulation, the court has authorized the execution of PPIIs to obtain information on the possible effects of using multi-stage hydraulic fracture technology in the country.

On February 28, 2020, the Colombian Government, issued the Decree 328, providing the general guidelines for developing PPIIs, followed by the issuance of corresponding environmental technical and social regulation by other Ministries to allow PPIIs to be performed. Furthermore, on December 24, 2020, Ecopetrol S.A. signed a contract with the National Hydrocarbons Agency (Agencia Nacional De Hidrocarburos, or the “ANH” for its acronym in Spanish) regarding the development of a PPII, entitled Kalé, and, on June 4, 2021, Exxon Mobil Colombia signed a contract for the development of a PPII located near Ecopetrol S.A.’s PPII area, named Platero. On June 17, 2021, Exxon Mobil and Ecopetrol S.A. signed a consortium to jointly develop both PPIIs, in which Ecopetrol S.A. is the consortium operator.

On October 29, 2021, the environmental impact study (estudio de impacto ambiental, or “EIA” for its acronym in Spanish) for the Kalé project was submitted to the National Environmental Licensing Authority (Autoridad Nacional de Licencias Ambientales, or “ANLA” for its acronym in Spanish). On March 25, 2022, the ANLA granted the environmental license for the Kalé project.

On February 15, 2022, Ecopetrol submitted the EIA for the Platero project to the ANLA.

On April 21, 2022, the First Administrative Court of the Barrancabermeja Judicial Circuit suspended Ecopetrol's environmental license for the Kalé PPII and the licensing process for the Platero project. Ecopetrol will appeal the court's decision within the corresponding legal term.

In addition, in connection with our unconventional resources strategy outside Colombia, in 2019 we formed a joint venture (JV) with Occidental Petroleum Corp for the development of approximately 97,000 acres in the Midland Basin, within the Permian Basin, Texas, by which we acquired 49% of Rodeo Midland Basin LLC (Rodeo). See section Production Activities—Production Activities Outside Colombia.

3.	Business Overview
3.1.	Our History

We were formed in 1951 by the Colombian government as Empresa Colombiana de Petróleos and began operating the crude oil fields at La Cira-Infantas, the first oil field in Colombia, where production started in 1918, and the pipeline that connected that field with the Barrancabermeja refinery and the port of Cartagena. In 1961, we assumed the direct operation of the Barrancabermeja refinery and continued its transformation into an industrial complex. In 1974, we acquired the Cartagena refinery (as defined below), which had been in operation since 1957. Pursuant to Decree 0062 of 1970, we were transformed into a governmental, industrial, and commercial company.

In 2003, pursuant to Decree Law 1760, the ANH was created and Ecopetrol’s public role as administrator and regulator of the national hydrocarbons resources was transferred to the ANH. Ecopetrol modified its organic structure and became Ecopetrol S.A., a publicly held corporation, one hundred percent state-owned, and continued the development of exploration and production activities on a competitive basis with autonomy over business decisions. Since 2006, according to Law 1118, we evolved from a wholly state-owned entity to a mixed-economy company with private capital. This process has resulted in a substantial change in the legal framework to which we are subject, and in the nature of our relationship with the Nation, as our controlling shareholder.

We carried out our initial public offering in August 2007, when our common shares were listed on the Colombian Stock Exchange. Our American Depositary Shares (ADSs) were listed on the New York Stock Exchange in September 2008. We carried out a follow on public offering in Colombia in August 2011.

In June 2012, Cenit was incorporated as a subsidiary specialized in logistics and transportation of hydrocarbons in Colombia, whose main objective was to enhance the strategic and logistical framework of the Colombian oil industry, given the boost in hydrocarbon production and looking to increase sales of crude oil and refined products in Colombia and in international markets.

In 2016, 34 units of the Cartagena refinery came into operation and upgrades were made to the Barrancabermeja refinery.

In 2017, we entered for the first time into the Mexican market (together with Petronas and Pemex), where we were awarded two blocks to explore and produce hydrocarbons in shallow waters in the southeastern basin.

In 2018, we made progress in the internationalization of offshore exploration by entering the Brazilian pre-salt oil region, one of the areas with the greatest potential for oil reserves in the world, working together with top-tier companies such as British Petroleum, China National Petroleum, China National Offshore Oil Corporation, Shell and Chevron. Additionally, we reached a milestone in our plan to transition into renewable energies with the award of a contract for the construction of the first solar Ecopark in Meta, with an installed capacity of more than 20MW to supply part of the energy demanded by the Castilla field.

In 2019, we began operations in the Permian basin through a strategic alliance with Occidental Petroleum. We believe this project contributed to strengthen our position in knowledge and technology in unconventional reservoirs.

On July 1, 2021, we incorporated Ecopetrol Singapore Pte Ltd., a wholly owned subsidiary which owns 100% of the capital stock of Ecopetrol Trading Asia Pte Ltd.. The latter’s main purpose is the international commercialization of crude and refined products of the Ecopetrol Group and of third parties throughout Asia.

On August 20, 2021, we acquired 51.4% of the outstanding shares of ISA from the Ministerio de Hacienda y Crédito Público (Ministry of the Treasury and Public Credit, MHCP for its Spanish acronym), through which we expect to reposition ourselves along the energy value chain by offering services such as electricity transmission and aligning ourselves with the market trends towards decarbonization and electrification.

3.2.	Our Corporate Structure

We are organized into the following corporate divisions: (i) Exploration and Production; (ii) Transportation and Logistics; (iii) Refining, Petrochemicals and Biofuels; and (iv) Sales and Marketing.

Our subsidiaries, Refinería de Cartagena S.A.S. (Reficar or Cartagena Refinery), Cenit Transporte y Logística de Hidrocarburos S.A.S. (Cenit), Oleoducto Central S.A. (Ocensa) and Interconexión Eléctrica S.A. E.S.P (ISA) are significant subsidiaries, as such term is defined under SEC Regulation S-X.

We have several directly and indirectly held subsidiaries both in Colombia and abroad. As of March 31, 2022, we have twelve directly owned and 59 indirectly owned subsidiaries.

In 2021, the only change that was made to the Ecopetrol Group’s structure relates to the Inter-Administrative Share Purchase Agreement we signed on August 11, 2021 with the MHCP (the “ISA SPA”), pursuant to which we agreed to acquire 51.4% of the outstanding shares of ISA from the MHCP (the “Acquisition”) for the Acquisition Price, as defined elsewhere. The Acquisition was consummated on August 20, 2021. For a “free” English convenience translation of the ISA SPA, see Exhibit 4.20 to this annual report. In case of any discrepancies, the Spanish version of the ISA SPA shall prevail. For more information on the Acquisition, see section Related Party and Intercompany Transactions––ISA Acquisition.

The table below sets forth our corporate structure as of March 31, 2022:

Graph 2 – Ecopetrol’s Corporate Structure

The stock ownership percentage listed refers to Ecopetrol S.A.’s direct and indirect participation as of March 31, 2022. The data in this structure shows neither the whole ownership nor its decimal figures, so they will be used only for information purposes.

Exhibit 8.1 to this annual report identifies our principal operating subsidiaries, their respective countries of incorporation, and our percentage ownership in each (both directly and indirectly through other subsidiaries).

3.3.	Recent Developments

Ecopetrol, through its subsidiary Ecopetrol Óleo e Gás do Brasil, jointly participated with the company Shell Brasil Petróleo Ltda. to present the best offer in six exploratory blocks located in the Santos Basin in the Third Permanent Offer Cycle of the Agência Nacional do Petroleum, Gás Natural e Biocombustíveis (ANP). Ecopetrol will have a participation of 30% in the aforementioned blocks, and Shell, as the operator, will have a 70% participation. With this new acquisition, Ecopetrol was able to increase its presence to 12 blocks in Brazil; including exploratory acreage within the Santos and Ceará basins, and the Gato do Mato development project.

3.4.	Our Business

We are the largest company in Colombia and one of the most relevant integrated energy companies in Latin America, with a presence primarily in Colombia and activities in the U.S. (U.S. Gulf of Mexico and Permian Basin), Brazil, Mexico, Peru, Chile and Bolivia. In Colombia, we are responsible for more than 60% of the hydrocarbon production, transportation, logistics, and hydrocarbon refining systems, and hold a leading position in the petrochemicals and gas distribution segment. Through ISA, we have a strong position in the electric power transmission business, toll roads and telecommunications sectors throughout Latin America. The Nation currently owns 88.49% of our voting capital stock. We are among the world’s largest public companies, ranking 633 on the Forbes 2021 Global 2000 Ranking, and the largest Colombian company in this ranking.

3.5.	Exploration and Production

Our exploration and production business segment includes exploration, development, and production activities in Colombia and abroad. We began local exploration in 1955 and international exploration in 2006. Exploration and production activities are conducted directly by Ecopetrol S.A., and through some of our subsidiaries, as well as through joint ventures with third parties. As of December 31, 2021, we were the largest operator and producer of crude oil and natural gas in Colombia, maintaining the largest exploration acreage position in Colombia.

Unless otherwise stated, all figures are given before deducting royalties.

3.5.1.	Exploration Activities

In 2021, our exploration strategy was focused on three working fronts: Colombian onshore, Caribbean offshore, and overseas.

Our Business Plan aims at incorporating resources in high reward projects concentrated in: (i) onshore basins in Colombia (both foothills and foreland in Llanos basin, Middle and Upper Magdalena Valley, Putumayo and gas in Guajira, Sinu-San Jacinto and Lower Magdalena Valley), (ii) offshore Colombia (appraise and evaluate existing gas discoveries), and (iii) international areas such as offshore Brazil in pre-salt and post-salt Santos and Campos basins and the Deepwater basin in the U.S. Gulf of Mexico.

Graph 3 – Sedimentary Basins where Ecopetrol Executes Exploration Activities

3.5.1.1.	Exploration Activities in Colombia

In 2021, Ecopetrol S.A. and its subsidiaries drilled fifteen (15) wells in Colombia, out of which eight (8) were exploratory (A3/A2), six (6) were appraisal (A1) and one (1) was stratigraphic. As of December 31, 2021, three (3) wells were successful, four (4) were dry, seven (7) were under technical evaluation and one (1), the stratigraphic well, was plugged and abandoned.

It should be noted that four (4) of these wells correspond to the activity operated at the exclusive risk by partners. This drilling activity was concentrated mainly in the Eastern foothills in Llanos, the Middle and Upper Magdalena Valley, and the Sinú San Jacinto Basin.

The three (3) successful wells drilled by Ecopetrol S.A. in Colombia during 2021 were: (i) Liria YW- 12 well; in which Ecopetrol S.A. holds a 100% working interest, at the Recetor Contract, (ii) Boranda Sur-2 well in which Ecopetrol S.A. holds a 50% working interest and Parex Resources is the operator and holds the remaining 50% working interest, at the Boranda Contract and (iii) Flamencos-3 well, in which Ecopetrol S.A. holds a 100% working interest, at the Middle Magdalena Valley Contract.

The following table sets forth, for the periods indicated, the number of gross and net productive, dry, and under evaluation exploratory wells drilled by us and by our joint venture partners, and the exploratory wells drilled by third parties pursuant to sole risk contracts with us.

Table 3 – Exploratory Drilling in Colombia

	For the year ended December 31,
	2021	2020	2019

	(Number of wells)
COLOMBIA
Ecopetrol S.A
Gross exploratory wells
Owned and operated by Ecopetrol
Productive	2.00	—	1.00
Dry(1)	1.00	2.00	1.00
Under Evaluation(2)	—	1.00	—
Total	3.00	3.00	2.00
Operated by a partner in Joint Venture
Productive	1.00	—	4.00
Dry(1)	2.00	—	1.00
Under Evaluation(2)	1.00	1.00	1.00
Total	4.00	1.00	6.00
Operated by Ecopetrol in Joint Venture
Productive	—	—	—
Dry(1)	—	—	—
Under Evaluation(2)	—	2.00	—
Total	—	2.00	—
Net Exploratory Wells(3)
Productive	2.50	—	2.80
Dry(1)	2.00	2.00	1.40
Under Evaluation(2)(4)	0.48	2.50	0.40
Total	5.00	4.50	4.60
Sole Risk
Productive	—	1.00	1.00
Dry(1)	1.00	1.00	5.00
Under Evaluation(2)	3.00	3.00	—
Total	4.00	5.00	6.00
Hocol
Gross Exploratory Wells
Productive	—	1.00	1.00
Dry(1)	—	2.00	2.00
Under Evaluation(2)(5)(6)	3.00	2.00	2.00
Total	3.00	5.00	5.00
Net Exploratory Wells(3)
Productive	—	1.00	0.50
Dry(1)	—	2.00	2.00
Under Evaluation(2)	2.50	1.00	1.00
Total	2.50	4.00	3.50
(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)

An “under evaluation” well is an exploratory well where there is not yet enough information to determine its result as successful or dry. This classification is maintained until additional well-testing operations are carried out to determine the hydrocarbon production capacity or some petrophysical parameter of the rocks or fluids in the reservoir.

(3)	Net exploratory wells were calculated according to our percentage of ownership in these wells.
(4)	The Cira 3540 well which Ecopetrol S.A. holds a 48% working interest and Sierracol Energy is the executor and holds the remaining 52% interest, at the business collaboration contract
(5)	The Ibamaca-1 well was classified as “under evaluation” for the year ended December 31, 2021. However, as of January 2022, it has been declared successful.
(6)

The Basari-1 well was classified as “under evaluation”. However, in 2021, an accounting provision was recognized in the financial statements for the value of the investment, considering the uncertainty about the success of a future well intervention, and hence its commercial viability. Note: The table does not include stratigraphic test wells. Although these wells are considered to be exploratory wells, we do not include them as part of our exploratory wells information in the table above as these wells are plugged and abandoned after the relevant test study is completed.

In June 2021, we entered into an agreement with Parex Resources for the transfer of a 50% interest of the Arauca and Llanos 38 Contracts in the northern part of the Llanos Basin.

In June 2021, the ANH launched the fourth cycle for the permanent assignment of exploration areas, the Colombia 2021 Round Bid. We participated and presented bids in that bidding cycle and, as a result of these bids, we entered into new contracts for the exploration of four areas, and our subsidiary Hocol has entered into a new contract for the exploration of one block.

Seismic

In Colombia, during 2021, our subsidiary Hocol acquired 83.98 Km of 2D seismic information about the SN18 block, with the aim of improving our geological understanding of this area in the Sinú San Jacinto basin.

In addition, in that same year, Ecopetrol S.A. reprocessed and re-analyzed 1,250 Km2 of 3D seismic information and 1,486 Km of 2D seismic information, with the purpose of improving subsurface imaging. This allows us to continue identifying and evaluating the potential of certain basins and to mature the existing prospects within the company’s portfolio.

3.5.1.2.	Exploration Activities Outside Colombia

Our international exploration strategy aims to focus on basins with high materiality, to help dilute our risks, thus improving the possibility of increasing our reserves. Moreover, it also focuses on keeping a healthy portfolio by relinquishing unprofitable acreage. A key aspect of this strategy is to participate in bidding rounds to secure blocks available for exploration and entering into joint ventures with international and regional oil companies that contribute with operational expertise and technology.

Outside Colombia, our subsidiaries drilled two (2) exploratory wells. Ecopetrol America LLC, together with its partners, drilled the Silverback 2 well, operated by Chevron, which was declared dry. Moreover, our subsidiary ECP Hidrocarburos Mexico S.A. de C.V. drilled the Moyote-1 well, operated by our partner Petronas, which was declared dry.

In 2021, as a result of the “Round 17 licensing process” held by the Brazilian National Petroleum Agency (Agência Nacional do Petróleo, or “ANP”) on October 7, 2021, Ecopetrol S.A., through its subsidiary, Ecopetrol Óleo e Gás do Brasil Ltda., acquired a 30% stake in block S-M-1709, located in the Santos basin in Brazil. The acquisition of this block, which will be operated by Shell (70% stake), is aligned with the growth strategy of the Ecopetrol Group, with a focus on the highest potential basins in the continent.

The following table sets forth information on our international exploratory drilling for the periods indicated.

Table 4 – Exploratory Drilling Outside Colombia

	For the year ended December 31,
	2021	2020	2019

	(Number of wells)
UNITED STATES
Ecopetrol America LLC
Gross Exploratory Wells
Productive	—	—	1.00
Dry(1)	1.00	—	—
Under Evaluation(2)	—	—	—
Total	1.00	—	1.00
Net Exploratory Wells(3)(4)
Productive	—	—	0.20
Dry(1)	0.10	—	—
Under Evaluation(2)	—	—	—
Total	0.10	—	0.20
BRAZIL
Ecopetrol Óleo e Gás do Brasil Ltda.
Gross Exploratory Wells
Productive(5)	—	1.00	—
Dry(1)	—	1.00	—
Under Evaluation(2)	—	—	—
Total	—	2.00	—
Net Exploratory Wells(3)(4)
Productive	—	0.30	—
Dry(1)	—	0.10	—
Under Evaluation(2)	—	—	—
Total	—	0.40	—
MEXICO
Ecopetrol Mexico
Gross Exploratory Wells
Productive	—	—	—
Dry(1)	1.00	—	—
Under Evaluation	—	—	—
Total	1.00	—	—
Net Exploratory Wells(2)(3)
Productive	—	—	—
Dry(1)	0.50	—	—
Under Evaluation	—	—	—
Total	0.50	—	—
(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
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

Note: The table does not include stratigraphic test wells. Although these wells are considered to be exploratory wells, we do not include them as part of our exploratory wells information in the table above as these wells are plugged and abandoned after the relevant test study is completed.

Seismic

During 2021, our subsidiary Ecopetrol Óleo e Gás do Brasil Ltda, purchased 73,371 km2 of 3D seismic data located in the Santos and Campos basins to evaluate the exploratory potential of those basins and to mature the existing prospects within the portfolio. In addition, Ecopetrol-America LLC licensed 2,365 km2 of seismic data in the Norphlet Formation of the deep-water Gulf of Mexico, to enhance maturation efforts of eight prospects in the Chevron Strategic Alliance.

3.5.2.	Production Activities

In 2021, our consolidated average production was 679 thousand boepd, showing a decrease of 18 thousand boepd as compared to 2020, primarily due to the following factors: (i) the effects of the COVID-19 pandemic, which caused a slow paced recovery in oil and gas demand in early 2021, (ii) public order issues in the second quarter of the year, impacting our operations in different regions, (iii) a heavy rainy season in Colombia, (iv) the adverse effects of hurricanes in the Gulf of Mexico and (v) the temporary limitations on production in the Castilla field associated with water management. These situations resulted in the temporary closure of some wells, negatively affecting the production of some fields. However, as of the date of this annual report, all affected wells have been reactivated.

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 5 – Ecopetrol Group’s Oil and Gas Production

	For the year ended December 31,
	2021			2020			2019
	Oil	Gas(1)	Total	Oil	Gas(1)	Total	Oil	Gas(1)	Total

	(Thousand boepd)
Total gross production in Colombia(2)	504.0	144.6	648.6	537.4	138.1	675.5	576.6	130.5	707.1
Total international gross production(3)	23.1	7.3	30.4	17.4	4.2	21.5	15.0	3.0	18.0
Total gross production of Ecopetrol Group	527.1	151.9	679.0	554.7	142.3	697.0	591.6	133.5	725.1

Total production of Ecopetrol Group for presentation of reserves(4)	485.9	146.2	632.2	508.5	138.8	647.3	528.9	133.7	662.6
(1)	Conversion between million cubic feet per day (mcfpd) and boepd is performed at 5,700 mcfpd to 1 boepd.
(2)	Total production in Colombia corresponds to Ecopetrol S.A., Hocol and Equion (until February 2020). Includes royalties.
(3)	Total International production corresponds to Ecopetrol Permian LLC; Savia Perú and Ecopetrol America LLC. Includes royalties.
(4)

For the Company’s presentation of reserves, the Company deducts from its total gross production the 100% of crude royalties from Ecopetrol Group companies and gas royalties from non-Colombian Ecopetrol Group companies, Ecopetrol Permian LLC (United States) and Ecopetrol America LLC (United States). Gas royalties derived from Colombian production are not deducted because according to local regulation the Company is entitled to such gas royalties. Also includes self-consumption, which is only comprised of natural gas self-consumption and is immaterial. Oil production include NGL and oil self-consumption, which is immaterial.

3.5.2.1.	Production Activities in Colombia

3.5.2.1.1.Ecopetrol S.A.’s Production Activities in Colombia

For the year ended December 31, 2021, Ecopetrol S.A. was the largest participant in the Colombian hydrocarbons industry, accounting for approximately 66% of crude oil production and 55% of natural gas production (calculations based on information from the Ministry of Mines and Energy (MINEM for its Spanish acronym). In 2021, Ecopetrol S.A. completed the drilling of 280 development wells, mainly in the Central, Orinoquía, and Andina regions (181 through direct operations and 99 through associated companies).

Ecopetrol S.A. manages its production operations through a regional organization, which comprises a total of 86 oil fields with active production in 2021 in four regions: (i) Central Region, (ii) Orinoquía Region, (iii) Andina Oriente Region, and (iv) Piedemonte Region. Additionally, we operate 103 fields with active production through Associated Operations with different partners.

The map below shows the locations of Ecopetrol S.A.’s operations by region.

Graph 4 – Ecopetrol S.A. Operations in Colombia

Note: Associated Operations are conducted through a countrywide Vice-presidency of Associated Operations.

Crude Oil Production

The average daily production of crude oil in Colombia by Ecopetrol S.A. (excluding its subsidiaries), was 486 mbod in 2021, 30 mbod lower than in 2020, which represents a year-to-year decrease of 6%.

The following chart summarizes Ecopetrol S.A.’s average daily crude oil production in Colombia by region, prior to deducting royalties, for the periods indicated.

Table 6 – Ecopetrol S.A.’s Average Daily Crude Oil Production in Colombia by Region

	For the year ended December 31,
	2021	2020	2019

	(Thousand bpd)
Central Region
La Cira – Infantas	18.11	19.51	25.90
Casabe	12.33	13.11	13.20
Yarigui	18.66	18.90	17.90
Nare	2.31	9.53	10.90
Other (1)	17.23	16.95	15.90
Total Central Region	68.64	78.00	83.80
Orinoquía Region
Castilla	96.29	112.22	114.10
Chichimene	67.41	68.80	69.10
CPO-09	9.23	5.25	10.90
Apiay	5.09	6.33	7.30
Other	7.06	7.15	5.60
Total Orinoquía Region	185.08	199.75	207.00
Piedemonte Region
Floreña	23.35	25.54	22.70
Cupiagua	6.29	6.22	7.20
Cusiana	1.58	2.13	3.10
Recetor	2.18	—	—
Total Piedemonte Region	33.40	33.89	33.00
Andina Oriente Region
Rubiales	100.43	106.27	119.30
Caño Sur	3.65	5.06	4.50
San Francisco	3.33	4.05	6.20
Huila Area	4.49	5.55	3.80
Tello	4.54	4.33	3.40
Other	8.66	7.50	10.40
Total Andina Oriente Region	125.10	132.76	147.60
Associated Operations
Quifa	11.63	14.72	20.50
Caño Limon	24.32	24.14	25.70
Nare	7.03	—	—
Floreña	—	2.62	—
Other	30.71	30.15	30.40
Total Associated Operations	73.69	71.63	76.60
Total average daily crude oil production Ecopetrol S.A. (Colombia)	485.91	516.03	548.00
(1)

The Nare fields were included in Associated Operations until November 2021, when the association contract with Mansarovar ended. Starting in November 2021, these fields are reported under the Central Region.

Table 7 – Ecopetrol S.A. Production per Type of Crude

	2021	Year-on-Year	2020	Year-on-Year	2019
	(Mbod)	∆ (%)	(Mbod)	∆ (%)	(Mbod)
Light	34.3	(12.1)%	39.0	6.8%	36.5
Medium	138.3	(1.7)%	140.6	(6.5)%	150.3
Heavy	313.3	(6.9)%	336.4	(6.9)%	361.2
Total	485.9	(5.8)%	516.0	(5.8)%	548.0

Ecopetrol S.A.’s crude oil production in Colombia during 2021 was approximately 64% heavy crudes and 36% light and medium crudes. In 2020, approximately 65% of the crude oil production consisted of heavy crudes, and 35% of the crude oil production consisted of light and medium crudes. In 2019, approximately 66% of the crude oil production consisted of heavy crudes and 34% consisted of light and medium crudes.

Natural Gas Production

In 2021, the average daily production of natural gas by Ecopetrol S.A. (excluding its subsidiaries) reached 125.23 mboed, including natural gas liquids (NGLs), corresponding to a 2.80% increase compared to 2020 production. This production was supplied from the following fields: Cupiagua (38%), Cusiana (21%), Floreña (22%), Guajira (10%), and the remaining 9% from other fields.

By the end of December 31, 2021, the Liquefied Petroleum Gas (LPG) plant of the Cupiagua field produced 7,300 LPG barrels per day. The plant produces LPG and other products such as natural gas liquids (NGL), and penthane (C5).

Table 8 – Ecopetrol S.A.’s Average Daily Natural Gas Production in Colombia

	For the year ended December 31,
	2021		2020		2019
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
Central Region
La Cira – Infantas	0.39	2.23	0.10	0.57	0.12	0.68
Provincia	1.17	3.07	1.48	4.84	1.58	4.96
Yarigui	0.41	2.33	0.42	2.41	0.43	2.45
Other	1.85	9.77	2.00	10.42	1.68	8.84
Total Central Region	3.82	17.40	4.00	18.24	3.81	16.93
Orinoquía Region
Apiay	0.21	—	0.32	—	0.29	—
Other	0.56	—	0.58	—	0.64	—
Total Orinoquía Region	0.77	—	0.90	—	0.93	—
Piedemonte Region
Floreña(1)	27.34	138.74	24.37	119.84	14.45	66.23
Cupiagua	47.69	216.77	42.68	194.99	36.45	196.08
Cusiana	26.58	126.30	29.57	136.63	35.72	164.67
Gibraltar	4.35	22.24	5.71	29.12	6.25	31.86
Total Piedemonte Region	105.96	504.05	102.33	480.58	92.87	458.84
Andina Oriente Region
Huila Area	0.16	0.31	0.19	0.34	0.09	0.40
Tello	0.03	—	0.08	0.47	0.07	0.40
Other	0.25	1.12	0.19	0.53	0.25	0.23
Total Andina Oriente Region	0.44	1.43	0.46	1.34	0.41	1.03
Associated Operations
Guajira	12.58	71.69	12.80	72.92	17.92	102.14
Other	1.66	6.57	1.33	5.37	0.82	3.48
Total Associated Operations	14.24	78.26	14.13	78.29	18.74	105.62
Total Natural Gas Production (Colombia)	125.23	601.14	121.82	578.45	116.76	582.42
(1)

The Gibraltar field used to be classified as part of the Central Region, but as of January 1, 2021, the field was reclassified to the Piedemonte Region. Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas, since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquids. The Company’s sales of natural gas liquids represented less than 1% of the Company’s consolidated sales for the periods presented in this annual report.

Projects to Increase Recovery Factor

In 2021, we continued the implementation of secondary and tertiary recovery programs to improve the fields’ recovery factor. By the end of 2021, the fields with secondary and tertiary recovery programs contributed 38% of the daily production of the Ecopetrol Group, underpinned by the good results obtained from the water injection expansion projects in the Chichimene and Castilla fields.

The recovery programs increased proven reserves by 139 million barrels of oil equivalent (“mmboe” or “million boe”) with an investment of approximately US$ 632 million distributed on 52 recovery projects, 43 of which correspond to secondary recovery and nine to tertiary recovery.

Development Wells

The following table sets forth the number of gross and net development wells drilled in Colombia, both solely by Ecopetrol S.A. and with its associates, that reached total depth for the years ended December 31, 2021, 2020 and 2019.

Table 9 – Ecopetrol S.A.’s Gross and Net Development Wells in Colombia(1)

	For the year ended December 31,
	2021		2020		2019
	Productive	Dry	Productive	Dry	Productive	Dry
	Wells	Wells	Wells	Wells	Wells	Wells
Central Region
Gross development wells owned and operated by Ecopetrol	57.0	—	51.0	—	84.0	1.0
Orinoquía Region
Gross development wells owned and operated by Ecopetrol	11.0	—	32.0	—	87.0	2.0
Andina Oriente Region
Gross development wells owned and operated by Ecopetrol	113.0	1.0	73.0	—	124.0	—
Piedemonte Region
Gross development wells owned and operated by Ecopetrol	—	—	—	—	—	—
Total gross development wells owned and operated in Colombia	181.0	1.0	156.0	—	295.0	3.0
Associated Operations
Gross development wells in joint ventures	99.0	5.0	45.0	—	268.0	5.0
Net development wells	67.9	1.9	29.0	—	137.0	2.6
Total gross development wells in joint ventures Ecopetrol S.A. in Colombia	99	5	45.0	—	268.0	5.0
Total net development wells in joint ventures Ecopetrol S.A. in Colombia(2)	67.9	1.9	29.0	—	137.0	2.6
Total gross development wells Ecopetrol S.A. in Colombia	280	6	201.0	—	563.0	8.0
Total net development wells Ecopetrol S.A. in Colombia(2)	248.9	2.9	185.0	—	432.0	5.6
(1)	Includes only wells that were drilled and completed.
(2)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

The following tables set forth activities by geographical area, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion for the year ended December 31, 2021.

Table 10 – Ecopetrol S.A.’s Gross and Net In Process Wells

	For the year ended December 31, 2021
	Drilled
	but not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
COLOMBIA
Central Region (1)
Gross in process wells owned and operated by Ecopetrol	1.0	1.0	3.0	2.0
Orinoquia Region
Gross in process wells owned and operated by Ecopetrol	—	—	1.0	—
Andina Oriente Region
Gross in process wells owned and operated by Ecopetrol	—	—	5.0	—
Piedemonte Region
Gross in process wells owned and operated by Ecopetrol	—	—	3.0	—
Total gross in process wells owned and operated in Colombia	1.0	1.0	12.0	2.0
Associated Operations
Gross in process wells in joint ventures	10.0	—	6.0	2.0
Net in process wells(2)	8.1	—	2.7	0.8
Total gross in process wells in joint ventures Ecopetrol S.A.	10.0	—	6.0	2
Total net in process wells in joint ventures Ecopetrol S.A.(2)	8.1	—	2.7	0.8
Total gross in process wells Ecopetrol S.A. in Colombia	11.0	1.0	18.0	4.0
Total net in process wells Ecopetrol S.A. in Colombia(2)	9.1	1.0	14.7	2.8
(1)

The Nare fields were included in Associated Operations until November 2021, when the association contract with Mansarovar ended. Starting in November 2021, these fields are reported under the Central Region.

(2)

Net wells correspond to the sum of wells owned and operated by Ecopetrol plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Production Acreage

The following table sets forth Ecopetrol S.A.’s developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2021.

Table 11 – Ecopetrol SA.’s Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production in Colombia

	For the year ended December 31, 2021
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
Ecopetrol S.A.	481,951	390,752	4,562,296	3,420,641

Gross and Net Productive Wells

The following table sets forth Ecopetrol S.A.’s total gross and net productive wells by region for the year ended December 31, 2021.

Table 12 – Ecopetrol S.A.’s Gross and Net Productive Wells by Region(1)(2)

	For the year ended December 31, 2021
	Crude Oil(3)		Natural Gas(4)
	Gross	Net(5)	Gross	Net(5)

	(Number of wells)
COLOMBIA
Central Region(6)	3,271	2,786	3.0	3.0
Orinoquía Region	961	947	—	—
Andina Oriente Region	1,091	1,043	9.0	9.0
Piedemonte Region	55	46	20.0	18.0
Associated Operations Region	1,511	960	35.0	17.0
Total	6,889	5,782	67.0	47.0
(1)	The table reflects the productive wells that directly contribute to hydrocarbon production and therefore excludes wells used for injection, disposal, water abstraction, or other similar activities.
(2)	Includes only wells that were drilled and completed.
(3)

We consider crude oil wells to be those in which the main operation is oil production, although many of these wells produce gas associated with oil production that, in some cases, have a commercial purpose.

(4)	Natural gas wells are those in which operations are directed only toward the production of commercial gas.
(5)	Net productive wells are calculated by multiplying gross productive wells by our ownership percentage.
(6)

The Nare fields were included in Associated Operations until November 2021, when the association contract with Mansarovar ended. Starting in November 2021, these fields are reported under the Central Region.

3.5.2.1.2.	Ecopetrol S.A.’s Affiliates and Subsidiaries’ Production Activities in Colombia

In 2021, the subsidiaries’ production in Colombia came from Hocol, with a production of 37.48 thousand boepd, which represents 5,5% of the Ecopetrol Group’s total production.

Crude Oil Production

The following table sets forth our average daily crude oil production from Hocol and Equion, prior to deducting royalties, for the periods indicated.

Table 13 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Crude Oil Production(1)

	For the year ended December 31,
	2021	2020	2019

	(Thousand bpd)
COLOMBIA
Hocol
Joint venture operation	1.11	1.06	2.00
Direct operation	16.98	19.14	18.80
Total Hocol	18.09	20.20	20.80
Equion(1)
Joint venture operation	—	—	—
Direct operation	—	1.13	7.90
Total Equion (1)	—	1.13	7.90
Production Tests	—	—	—
Total Average Daily Crude Oil Production (Subsidiaries in Colombia)	18.09	21.33	28.70
(1)	Equion fields were in operation until February 2020.

Natural Gas Production

The following table sets forth our subsidiaries’ average daily natural gas production, prior to deducting royalties, for the periods indicated.

Table 14 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2021		2020		2019
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
COLOMBIA
Hocol
Joint venture operation	2.49	14.18	2.18	12.43	2.00	11.40
Direct operation(1)	16.90	96.32	13.24	75.48	6.70	38.20
Total Hocol	19.39	110.50	15.42	87.91	8.70	49.60
Equion(2)
Joint venture operation	—	—	—	—	—	—
Direct operation	—	—	0.86	4.10	5.00	23.29
Total Equion	—	—	0.86	4.10	5.00	23.29
Production Tests	—	—	—	—	—	—
Total Average Daily Gas Production (Subsidiaries in Colombia)	19.39	110.50	16.28	92.01	13.70	72.89
(1)

In May 2020, our subsidiary Hocol acquired Chevron’s interest in the Chuchupa and Ballena fields and took the position of operator, this represents the increase in production related to direct operation.

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

Table 15 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Development Wells(1)

	For the year ended December 31,
	2021		2020		2019
	Productive	Dry	Productive	Dry	Productive	Dry
	Wells	Wells	Wells	Wells	Wells	Wells

	(Number of wells)
Hocol
Gross development wells owned and operated by Hocol	22.0	—	24.0	—	21.0	2.0
Gross development wells in joint ventures	—	—	—	—	2.0	—
Net development wells(2)	22.0	—	24.0	—	22.0	2.0
Equion
Gross development wells owned and operated by Equion(3)	—	—	—	—	—	—
Gross development wells in joint ventures	—	—	—	—	—	—
Net development wells(2)	—	—	—	—	—	—
Total gross development wells owned and operated in Colombia	22.0	—	24.0	—	21.0	2.0
Total gross development wells in joint ventures in Colombia	—	—	—	—	2.0	—
Total net development wells (Subsidiaries in Colombia)(2)	22.0	—	24.0	—	22.0	2.0
(1)	Includes only wells that were drilled and completed.

(2)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

(3)	Equion fields were in operation until February 2020. Note: There were no dry wells in our Colombian subsidiaries’ operations for the year ended December 31, 2020 and December 31, 2021.

Table 16 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net In Process Wells(1)

For the year ended December 31, 2021
Drilled but
	not		Being	Being
	completed	Mobilization	drilled	completed

(Number of wells)
Hocol
Gross in process wells owned and operated by Hocol	—	—	—	—
Gross in process wells in joint ventures	—	—	—	—
Net in process wells(1)	—	—	—	—
Equión
Gross in process wells owned and operated by Equión	—	—	—	—
Gross in process wells in joint ventures	—	—	—	—
Net in process wells(1)	—	—	—	—
Total gross in process wells owned and operated in Colombia	—	—	—	—
Total gross in process wells in joint ventures in Colombia	—	—	—	—
Total net in process wells (Subsidiaries in Colombia)	—	—	—	—
(1)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Production Acreage

The following table sets forth our subsidiaries developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2021.

Table 17 – Ecopetrol S.A.’s Subsidiaries in Colombia Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production

	For the year ended December 31, 2021
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
Hocol	62,846	37,923	329	297
Total	62,846	37,923	329	297

The following table sets for the expiration dates of material concentrations of the Company’s consolidated undeveloped acreage by geographic area as of December 31, 2021.

Table 18 – Undeveloped Production Acreage as of December 31, 2021 by Expiration Year

	For the year ended December 31,
	2022		2023		2024		2025		2026 and beyond
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

	(Acres)
COLOMBIA
Ecopetrol S.A.	—	—	—	—	—	—	551,854	321,642	—	—
Hocol	—	—	—	—	—	—	—	—	—	—
Equión	—	—	—	—	—	—	—	—	—	—
Total Colombia	—	—	—	—	—	—	551,854	321,642	—	—
UNITED STATES OF AMERICA
Ecopetrol America LLC	—	—	—	—	—	—	—	—	—	—
Ecopetrol Permian LLC(1)	128	63	—	—	1,193	584	—	—	—	—
Total United States of America	128	63	—	—	1,193	584	—	—	—	—
(1)	Net acres correspond to our share and includes only acreage under direct operation by Occidental Petroleum Corp (OXY). Non-operated acreage is not included because they are not considered material.

Gross and Net Productive Wells

The following table sets forth our subsidiaries’ total gross and net productive wells in Colombia for the year ended December 31, 2021.

Table 19 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Productive Wells(1)(2)

	For the year ended December 31, 2021
	Crude Oil(3)		Natural Gas(4)
	Gross	Net(5)	Gross	Net(5)

	(Number of wells)
Hocol	311.0	279.1	38.0	21.3
Total (Subsidiaries in Colombia)	311.0	279.1	38.0	21.3
(1)	The table reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
(2)	Includes only wells that were drilled and completed.
(3)

We consider crude oil wells to be those in which the main operation is oil production, although many of these wells produce gas associated with oil production that, in some cases, have a commercial purpose.

(4)	Natural gas wells are those in which operations are directed only towards the production of commercial gas.
(5)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.
3.5.2.2.	Production Activities Outside Colombia

In 2021, the subsidiaries’ production outside Colombia came mainly from Ecopetrol America LLC and Ecopetrol Permian LLC. In 2021, the production obtained from these two companies was 30.20 thousand boepd, which represents 4.45% of the Ecopetrol Group’s total production.

Crude Oil Production

The following table sets forth our average daily crude oil production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 20 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2021	2020	2019

	(Thousand bpd)
PERÚ
Savia Perú(1)	0.15	3.11	3.50
UNITED STATES OF AMERICA
Ecopetrol America LLC	9.45	10.41	11.40
Ecopetrol Permian LLC	13.48	3.85	0.10
Total average daily crude oil production (International)	23.08	17.37	15.00
(1)	In January 2021 Ecopetrol S.A. divested its 50% equity share in Savia Peru as the result of a competitive bidding process led jointly with its partner KNOC.

Natural Gas Production

The following table sets forth our average daily natural gas production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 21 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2021		2020		2019
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
PERÚ
Savia Perú(1)	0.02	0.00	0.91	2.44	0.90	3.99
UNITED STATES OF AMERICA
Ecopetrol America LLC	1.46	8.33	1.78	10.15	1.80	10.26
Ecopetrol Permian LLC	5.81	14.52	1.46	3.26	—	—
Total average daily natural gas production (International)	7.29	22.85	4.15	15.85	2.70	14.30
(1)	In January 2021 Ecopetrol S.A. divested its 50% equity share in Savia Peru as the result of a competitive bidding process led jointly with its partner KNOC.

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

Table 22 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Development Wells(1)

	For the year ended December 31,
	2021		2020		2019
	Productive	Dry	Productive	Dry	Productive	Dry
Number of wells	Wells	Wells	Wells	Wells	Wells	Wells
PERÚ
Savia Peru(2)
Gross development wells	—	—	—	—	—	—
Net development wells(3)	—	—	—	—	—	—
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross development wells	—	—	—	—	2.0	—
Net development wells(3)	—	—	—	—	0.5	—
Ecopetrol Permian LLC(4)
Gross development wells	85.0	—	18.0	—	6.0	—
Net development wells(3)	41.7	—	8.8	—	2.0	—
Total gross wells (International)	85.0	—	18.0	—	8.0	—
Total net wells (International)(3)	41.7	—	8.8	—	2.5	—
(1)	Includes only wells that were drilled and completed.
(2)	In January 2021, we divested our 50% equity share in Savia Peru as the result of a competitive bidding process led jointly with its partner KNOC.
(3)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.
(4)

Includes only wells drilled and completed under direct operation by Occidental Petroleum Corp (OXY). Non-operated wells are not included because they are not considered material. Wells operated by others are not included because our share is not material.

Table 23 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net In Process Wells

	For the year ended December 31, 2021
	Drilled
	but not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
PERÚ
Savia Perú(1)
Gross in process wells	—	—	—	—
Net in process wells(2)	—	—	—	—
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross in process wells	—	—	—	—
Net in process wells(2)	—	—	—	—
Ecopetrol Permian LLC(3)
Gross in process wells	9.0	1.0	4.0	16.0
Net in process wells(2)	4.4	0.5	2.0	7.8
Total gross in process wells (International)	9.0	1.0	4.0	16.0
Total net in process wells (International)(2)	4.4	0.5	2.0	7.8
(1)	In January 2021, we divested our 50% equity share in Savia Peru as the result of a competitive bidding process led jointly with its partner KNOC.
(2)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

(3)	Includes only wells under direct operation by OXY. Non -operated wells are not included because they are not material.

Production Acreage

The following table sets forth our developed and undeveloped gross and net acreage of crude oil and natural gas production outside Colombia for the year ended December 31, 2021.

Table 24 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production

	For the year ended December 31, 2021
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
PERÚ
Savia Perú(1)	—	—	—	—
UNITED STATES OF AMERICA
Ecopetrol America LLC	55,440	14,479	23,040	6,566
Ecopetrol Permian LLC	66,801	47,880	874	647
Total (International)	122,241	62,359	23,914	7,213
(1)	In January 2021, we divested our 50% equity share in Savia Peru as the result of a competitive bidding process led jointly with its partner KNOC.

Gross and Net Productive Wells

The following table sets forth our total gross and net productive wells outside Colombia for the year ended December 31, 2021.

Table 25 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Productive Wells(1)(2)

	For the year ended
	December 31, 2021
	Crude Oil(3)
	Gross	Net(4)

	(Number of wells)
PERÚ
Savia Perú(5)	—	—
UNITED STATES OF AMERICA
Ecopetrol America LLC	18.0	4.3
Ecopetrol Permian LLC(6)	104.0	51.0
Total (International)	122.0	55.3
(1)	Includes only wells that were drilled and completed.
(2)	The table reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
(3)

We consider crude oil wells to be those in which the main operation is oil production, although many of these wells produce gas associated with oil production that, in some cases, have a commercial purpose.

(4)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.
(5)	In January 2021, we divested our 50% equity share in Savia Peru as the result of a competitive bidding process led jointly with its partner KNOC.
(6)	Includes only wells drilled and completed under direct operation by Occidental Petroleum Corp (OXY). Non-operated wells are not included because they are not material.

3.5.2.3.	Marketing of Crude Oil and Natural Gas

In 2021, we sold 893.6 mboed, out of which 420.2 mboed represented sales of fuels and petrochemicals (47%), 378.2 mboed represented sales of crude oil (42%), and 95.2 mboed sales of natural gas (11%).

Crude Oil Export Sales

In 2021, crude oil export sales totaled 375.8 and decreased by 42.7 mboed compared to 2020, mainly due to higher crude oil runs at the refineries, which in turn was primarily due to an increase in the domestic demand for fuels and refined products. Our crude oil export sales are traded both in the spot and contract markets, primarily to refiners in Asia and the United States.

The Castilla blend is the main type of crude oil for export sales, with 297.9 mboed sold during 2021 (a 79% share of the crude oil basket) followed by the Apiay blend with 31.8 mboed (a 8% share of the crude oil basket), the Mares blend with 11.6 mboed (a 3% share of the crude oil basket) and the domestic crudes sold by Ecopetrol Permian LLC with 10.4 mboed, (a 3% share of the crude oil basket).

We place our exports in markets that provide the best value for its crudes. In 2021, Asia was the main destination, representing 57% of crude oil exports, followed by the United States with 37%. The expansion of the refining capacity in countries like China as well as the fast recovery in crude demand of key refining hubs in Asia have supported the increase of crude oil flows from Colombia to that region. At the same time, the United States kept a strong position as a result of its economic reactivation.

On July 1, 2021, the constitution of Ecopetrol Singapore Pte Ltd. was concluded, in which Ecopetrol directly owns 100% of the share capital. In turn, this subsidiary owns 100% of the share capital of Ecopetrol Trading Asia Pte Ltd., whose main purpose is the international commercialization of crude and refined products of the Ecopetrol Group and of third parties in Asia. Both companies are domiciled in Singapore.

Moreover, volatility in the production of regional competitors has given refiners in the United States, India, and other markets an incentive to diversify their supply sources, which in turn has opened opportunities for Colombian producers. Our crude basket realization price increased by US$ 32.4/Bl year over year, due to market conditions stemming from the effects of the COVID-19 pandemic mentioned above.

Crude Oil Purchase Contracts

We have signed several crude oil purchase contracts with third parties and business partners. We also purchased the country’s crude oil royalties from the National Hydrocarbons Agency. These crudes are processed in our refineries or exported. The purchase price is referenced to export parity based on international market prices, plus a commercial fee. See section Business Overview—Related Party and Intercompany Transactions.

The table below sets forth the volumes of crude oil purchased from our business partners and third parties and volumes of crude oil purchased from the ANH from royalties for the years ended on December 31, 2021, 2020 and 2019.

Table 26 – Ecopetrol Consolidated Crude Oil Purchases

	For the year ended December 31,
	2021	2020	2019

	(Million barrels)
Crude oil purchased from ANH royalties	27.2	31.0	35.4
Crude oil purchased from third parties	41.8	34.0	30.0
Crude oil imported from third parties	9.0	5.6	9.1

During 2021, part of our crude strategy was centered on increasing the purchase and subsequent commercialization of crude oil from third parties, which enables further optimization of the supply chain and margin capture.

Import of Diluents

In 2021, we decreased the imports of diluent by 20% (7 mbod) compared to 2020, due to the use of domestically produced naphtha. Diluent is used to transport heavy crudes through the pipeline system.

Natural Gas Sales

We sell natural gas to distribution companies through firm, interruptible and conditional contracts. These distributors supply natural gas to the residential market, as compressed natural gas for vehicles market and to large industrials in Colombia. We also market and sell natural gas directly to the industrial sector and to gas-fired power plants.

Our natural gas sales and self-consumption in 2021 increased by 6.99% (128.76 mboed) compared to 2020, mainly due to (i) a recovery in demand, after the Colombian government started to lift restrictions related to the COVID-19 pandemic, (ii) Hocol’s acquisition of Chevron’s interest in the Guajira association contract, and (iii) an increase in our activities in the Permian Basin.

Natural Gas Delivery Commitments

The table below sets forth the commitments we have in Colombia under firm contracts with local natural gas distribution companies, local industries, gas-fired power generators and internal agreements with our refineries and fields.

Table 27 – Ecopetrol Consolidated Natural Gas Delivery Commitments

	For the year ended December 31,
	2022	2023	2024	2025

	(gbtud)
Volume for sales third parties	509.2	448.1	331.6	228.7
Volume for self-consumption	150.4	146.8	149.3	145.8
Volume for intercompany sales	92.4	91.2	91.3	80.4
Total Commitments	752.0	686.1	572.2	454.9

The table above is based on current contracts of Ecopetrol S.A. and the official report made to the Ministry of Mines and Energy in 2021. Self-consumption volumes decreased over time as a result of more efficient operations in our refineries. Third party volumes do not include potential production coming from exploratory projects. According to current regulations, these volumes will be committed and commercialized after declaring exploratory success.

3.5.3.	Reserves

The reserves reporting process was conducted in accordance with SEC definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guidelines contained in the SEC’s Modernization of Oil and Gas Reporting final rule dated December 31, 2008, and effective as of January 1, 2010.

The estimated reserve amounts presented in this annual report, as of December 31, 2021, are based on the average prices during the 12-month period prior to the ending date of the period covered in this annual report, determined as the unweighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations.

Our crude oil and natural gas net proved reserves include reserves from our subsidiaries located in the United States, and from Hocol’s assets in Colombia.

Estimated Net Proved Reserves

The following table sets forth our estimated net proved developed reserves of crude oil and gas by region for the years ended December 31, 2021, 2020 and 2019.

Table 28 – Net Proved Developed Reserves

			South
			America
		North	excluding
	Colombia	America	Colombia	Total
Net Proved Developed oil reserves in million barrels oil equivalent
At December 31, 2021	823.0	33.0	—	856.0
At December 31, 2020	757.4	16.3	2.3	776.0
At December 31, 2019	832.0	12.0	3.8	848.0
Net Proved Developed NGL reserves in million barrels oil equivalent
At December 31, 2021	59.0	6.0	—	65.0
At December 31, 2020	57.0	1.1	0.4	58.0
At December 31, 2019	49.0	0.1	0.5	50.0
Net Proved Developed gas reserves in billion standard cubic feet
At December 31, 2021	2,517.0	44.0	—	2,561.0
At December 31, 2020	2,617.0	15.0	4.4	2,636.4
At December 31, 2019	2,645.0	11.0	7.0	2,662.0
Net Proved Developed oil, NGL and gas reserves in million barrels oil equivalent
At December 31, 2021	1,323.6	46.6	—	1,370.0
At December 31, 2020	1,273.3	20.0	3.5	1,296.8
At December 31, 2019	1,345.0	14.0	6.0	1,365.0
(1)	Oil Reserves included 16.9 barrels of Fuel Oil.
(2)	Gas Reserves included 413 bcf of Fuel Gas.

Note: Totals may not exactly equal the sum of the individual entries due to rounding. The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties. However, the ANH’s Resolution 877 of 2013, Resolution 351 of 2014 and Resolution 640 of 2014 require natural gas royalties to be paid in cash, which means that the determination of the property rights to the quantities of natural gas we produce is based on the total volume produced without deductions on account of royalties. The main producing gas fields are Cupiagua, Pauto, Cusiana, Chuchupa and Cupiagua Sur.

Ecopetrol S.A. owns 100% of Cenit, a subsidiary that operates in Colombia and is dedicated to the storage and transportation of hydrocarbons through pipelines and refined products through multipurpose pipelines. Cenit provides transportation services for the entire Ecopetrol Group, and we fully consolidate Cenit into our consolidated results of operations. Therefore, the difference between the tariffs set by the Ministry of Mines and Energy and the real transportation costs (fixed and variable operating expenses) does not affect our consolidated income statement. Thus, in presenting our reserves information in the 2019, 2020 and 2021 annual reports, we have used our real transportation costs, rather than the regular tariffs set by the Ministry of Mines and Energy.

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 16.9 million barrels of fuel oil, 413 billion standard cubic feet of fuel gas within our natural gas results and 450 billion cubic feet of royalties, as of December 31, 2021.

Table 29 – Proved Oil, NGL and Natural Gas Reserves for 2021

			Natural	Total Oil
		NGL	Gas	and Gas
	Oil (mmb)	(mmb)	(bcf)	(mmboe)
PROVED DEVELOPED RESERVES
Colombia	823.0	59.0	2,517.0	1,323.6
International
North America	33.0	6.0	44.0	46.6
South America	—	—	—	—
TOTAL PROVED DEVELOPED RESERVES	856.0	65.0	2,561.0	1,370.0
PROVED UNDEVELOPED RESERVES
Colombia	364.0	10.0	444.0	452.0
International
North America	120.5	34.0	146.6	180.0
South America	—	—	—	—
TOTAL PROVED UNDEVELOPED RESERVES	485.0	43.6	590.0	632.0
TOTAL PROVED RESERVES	1,341.0	108.5	3,151.0	2,002.0

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

Table 30 – Proved Oil, NGL and Natural Gas Reserves for 2020

				Total Oil
		NGL	Natural Gas	and Gas
	Oil (mmb)	(mmb)	(bcf)	(mmboe)
PROVED DEVELOPED RESERVES
Colombia	757.4	56.8	2,617.0	1,273.3
International
North America	16.3	1.1	15.0	20.0
South America	2.3	0.4	4.4	3.5
TOTAL PROVED DEVELOPED RESERVES	776.0	58.2	2,636.4	1,296.8
PROVED UNDEVELOPED RESERVES
Colombia	290.5	6.1	179.9	328.2
International
North America	105.8	21.0	105.1	145.2
South America	—	—	—	—
TOTAL PROVED UNDEVELOPED RESERVES	396.4	27.1	285.0	473.4
TOTAL PROVED RESERVES	1,172.4	85.3	2,921.5	1,770.2
(1)	The reserves in South America include participation in Savia Peru, where we sold our interest on January 19, 2021.

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

Table 31 – Proved Oil, NGL and Natural Gas Reserves for 2019

				Total Oil
		NGL	Natural Gas	and Gas
	Oil (mmb)	(mmb)	(bcf)	(mmboe)
PROVED DEVELOPED RESERVES
Colombia	832.0	49.0	2,645.0	1,345.0
International
North America	12.0	0.1	11.0	14.0
South America	3.8	0.5	7.0	6.0
TOTAL PROVED DEVELOPED RESERVES	847.8	50.0	2,662.0	1,365.0
PROVED UNDEVELOPED RESERVES
Colombia	306.0	28.0	111.0	353.0
International
North America	123.0	29.0	133.0	175.0
South America	-	-	-	-
TOTAL PROVED UNDEVELOPED RESERVES	429.0	57.0	244.0	529.0
TOTAL PROVED RESERVES	1,277.0	107.0	2,906.0	1,893.0

Note: Totals may not exactly equal the sum of the individual entries due to rounding. The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Changes in Proved Reserves

Table 32 – Changes in Proved Reserves

	For the year ended December 31,
	2021	2020	2019

	(Mmboe)
Revisions of previous estimates	315.1	(71.5)	83.0
Improved Recovery	138.9	113.1	94.0
Extensions and discoveries	11.9	42.7	67.0
Purchases	—	29.9	164.0
Sales	(3.5)	(1.0)	—
Total reserves additions	462.4	113.2	408.0
Production	(230.7)	(236.3)	(242.0)
Net change in proved reserves	231.7	(123.0)	166.0

Reserves Replacement

The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves in each category relating to the reserve replacement ratio for the years 2021, 2020 and 2019.

The reserves replacement ratio for 2021 was 200% compared to 48% in 2020 and 169% in 2019.

The average replacement ratio for the last three years was 139%.

Table 33 – Reserves Replacement Ratio (Including Purchases and Sales)

	For the year ended December 31,
	2021	2020	2019
Annual	200%	48%	169%
Three-year average	139%	115%	140%

Revisions of Previous Estimates

In 2021, revisions increased reserves by 315 million boe, mainly as a result of:

(i)

An increase of 115 million boe in reserves due to new areas included in the approved development plan for our North American fields, which increased reserves by 67 million boe and new projects mainly in the Cupiagua Sur, Chuchupa, Cusiana, Ballena, Cajua and Rubiales fields, which increased reserves by 48 million boe.

(ii)

An increase of 178 million boe in reserves due to economic factors. More specifically, we were positively impacted by the increase in oil prices, with the ICE Brent crude price being 59% higher in 2021 as compared to 2020, which resulted in better economic conditions in some of our fields. The Brent reference price used in our reserve estimation process was US$ 69.2 per barrel in 2021 as compared to US$ 43.4 per barrel in 2020.

(iii)	An increase of 22 million boe in reserves due to field performance studies and development activities in existing fields, such as Rubiales, Caño Limon, Caño Sur and Gibraltar, among others.

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

Nonetheless, due to the decrease in oil price compared to the Brent reference price used in the reserve estimation process at US$ 63 per barrel in 2019 (as compared to US$ 72 per barrel in 2018), the Company removed volumes of total proved reserves in the amount of 19 million boe, which have become uneconomical. This impact was partially offset by improved reservoir performance and new projects in several fields.

Improved Recovery

In 2021, improved recovery activities increased reserves by 139 million boe, mainly due to new proved areas under water flooding in the Chichimene, Akacias, Yarigui, Casabe and Castilla fields, and optimization of the gas injection and blowdown strategy in the Cupiagua and Pauto fields.

In 2020, improved recovery activities increased reserves by 113 million boe, associated with new proved areas under water flooding in the Chichimene and Castilla fields, and optimization of the gas injection and blowdown strategy in the Cupiagua field.

In 2019, improved recovery activities increased reserves by 94 million boe. An increase of 25 million boe was associated with new proved areas under water flooding in the Chichimene and Akacias fields. Furthermore, the continued development of water flooding projects at existing wells in the Castilla, Chichimene, Yarigui, La Cira-Infantas fields accounted for a 45 million boe increase. The remaining 26%, or 24 million boe increase was primarily due to water injection reservoir responses at various fields.

Extensions and Discoveries

The following table sets forth the change in the Company’s proved reserves attributed to extensions and discoveries in millions of barrels of oil equivalent for the periods indicated.

Table 34 – Changes in Proved Reserves Attributed to Extensions and Discoveries

	For the year ended December 31,
	2021	2020	2019

	(Mmboe)
Extensions and discoveries
Total change	12.0	42.7	67.0
Proved Undeveloped Reserves Change	6.0	14.6	34.0
Change from unproved to proved developed reserves	6.0	28.0	33.0

The difference between the change of developed proved reserves and undeveloped proved reserves is related to the drilling of new wells in unproved acreage that led to new proved producing reserves.

The Company’s extensions and discoveries during 2021 amounted to 12 million boe, primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Rubiales, Castilla and Llanito fields, which accounted for 10 million boe of the increase. The remaining 2 million boe corresponds to smaller changes in 13 fields with variations of between 0.006 to 0.7 million boe.

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

Purchases

In 2021, there were no purchases or acquisitions of reserves.

Starting May 2020, Hocol S.A. took on the position of operator of the Guajira Contract, after the approval of the transaction in which Ecopetrol S.A. through its wholly-owned subsidiary, Hocol S.A., acquired 100% of Chevron Petroleum Company’s participation in the contract (comprising the Ballena and Chuchupa fields in Colombia which corresponds to 43% of the total contract). This purchase increased proved reserves by 29.9 million boe.

In 2019, Ecopetrol S.A. through its wholly owned subsidiary, Ecopetrol Permian LLC acquired 49% of Rodeo Midland Basin LLC, a company whose economic activity is directed towards the execution of a joint development plan under the joint venture between us and Occidental Petroleum Corp, announced on July 31, 2019, which represented 164 million boe. Through this joint venture, the Company and Occidental Petroleum Corp are pursuing development of unconventional reservoirs in approximately 97,000 acres of the Permian Basin in Texas. For the acquisition and closing of the transaction, Ecopetrol S.A. made an initial payment of approximately US$ 876.5 million dollars. As of December 31, 2021, Ecopetrol S.A. had paid a total of US$ 375.5 million of the initial US$750 million carry obligation.

Sales

In 2021, we sold 100% of our interest in Savia Perú S.A.

In December 2020, pursuant to a public auction process carried out by us and Hocol, an offer was received from Cordillera Resources SAS, Nikoil Energy Corp and Petroleum Blending International for 100% of our working interest in the La Punta and Santo-Domingo fields, which was declared the winning offer. We are now pending approval of such sale from the ANH, a process that typically takes 18 months. Based on that timing, we do not expect the formal approval to be received until July 2022.

Development of Reserves

As of December 31, 2021, our total proved undeveloped oil and gas reserves amounted to 632 million boe, 72% of which is related to development activities at the Rubiales, Castilla, Chichimene, Caño Sur, Pauto, and Akacias fields in Colombia, among others, and 28% of which is related to development activities in North American fields. The proved undeveloped reserves estimated for the Cajúa, Caño Sur Este, and Quifa fields include locations with production start dates that extend beyond the five-year initial disclosure period and are associated with the current water-handling capacities in these fields. Similarly, the development plan of the Rubiales field extended beyond the initial five-year period due to the limitations in water-handling capacities in the field. Reserves in the United States Gulf of Mexico were estimated for one undeveloped location with a production start date outside of five years from initial booking because we have represented that a portion of the capital expense required for the projects will be spent within five years. These exemptions were reviewed and approved by an external certification agent.

As of December 31, 2020, our total proved undeveloped oil and gas reserves amounted to 473 million boe, 69% of which is related to development activities at the Rubiales, Castilla and Chichimene fields in Colombia, among others, and 31% of which is related to development activities in North American fields. Our year-end development plans are consistent with SEC guidelines for the development of proved undeveloped reserves within five years. The development plan of Rubiales field goes beyond the five years due to the water disposal restrictions in the facilities. The drilling of two wells in the United States Gulf of Mexico and one well onshore in Colombia also goes beyond five years due to drilling schedule. These wells are part of the ongoing development projects and all remaining development investments for the latter three wells will be completed within six years from their initial disclosure. These exemptions were reviewed and approved by an external certification agent.

As of December 31, 2019, our total proved undeveloped oil and gas reserves amounted to 529 million boe, 46% of which is related to development activities in the Rubiales, Castilla, Caño Sur Chichimene, Teca, Akacias and Pauto fields and 31% of which is related to the development of unconventional reservoirs of the U.S. Permian Basin in Texas. The remaining 23% comes from activities at several other fields. In 2019, our year-end development plans were consistent with SEC guidelines for the development of proved undeveloped reserves within five years. The development plan of Rubiales field went beyond the five years due to the limitations in water handling in the facilities. These exemptions were reviewed and approved by an external certification agent.

The following table reflects the developed and undeveloped proved reserves estimates through the past three fiscal years.

Table 35 – Developed and Undeveloped Proved Reserves

				Total Oil
	Oil	NGL	Natural Gas	and Gas
	(mmb)	(mmb)	(bcf)	(mmboe)
2021 Proved Reserves
Developed	856	65	2,561	1,370
Undeveloped	485	44	590	632
2020 Proved Reserves
Developed	776	58	2,636	1,297
Undeveloped	396	27	285	473
2019 Proved Reserves
Developed	848	50	2,662	1,365
Undeveloped	429	57	244	529

Of the total amount of proved undeveloped reserves that we had at the end of 2020 (473 million boe), we converted approximately 87 million boe, or 18%, to proven developed reserves during 2021. Approximately 75% of the total conversion is mainly associated with the development of crude oil and gas projects in the Castilla, Rubiales, Chichimene , Yarigui and Mamey fields, among others, and 25% is associated with development execution in fields in the United States. The amount of investments made during 2021 to convert proved undeveloped reserves to proved developed reserves was US$ 528 million.

Of the total amount of proved undeveloped reserves that we had at the end of 2019 (529 million boe), we converted approximately 69 million boe, or 13%, to proven developed reserves during 2020. Approximately 86% of the total conversion is mainly associated with the development of crude oil and gas projects in the Castilla, Rubiales, and Cupiagua fields, among others, and 14% is associated with development execution in fields, such as the Ocelote field, among others. The amount of investments made during 2020 to convert proved undeveloped reserves to proved developed reserves was US$353 million.

Of the total amount of proved undeveloped reserves that we had at the end of 2018 (338 million boe), we converted approximately 89 million boe, or 26%, to proven developed reserves during 2019. Approximately 75% of the total conversion is primarily associated with the development of crude oil and gas projects in the Castilla, Rubiales, Chichimene and Yarigui fields (67 million boe), while the remaining 25% is associated with development execution in other fields such as the Suria, Casabe, Quifa, Caño Sur and Ocelote fields, among others. The amount of investments made during 2019 to convert proved undeveloped reserves to proved developed reserves was US$791 million.

Changes in Undeveloped Proved Reserves

The following table reflects the main changes in undeveloped proved reserves as of December 31, 2021, 2020 and 2019.

Table 36 – Changes in Undeveloped Proved Reserves

	For the year ended December 31,
	2021	2020	2019

	(Mmboe)
Consolidated companies
Revisions of previous estimates	141.0	(46.3)	43.0
Improved Recovery	98.0	45.9	40.0
Extensions and discoveries	6.0	14.6	34.0
Purchases	—	—	163.0
Proved undeveloped converted to proved developed	(87.0)	(69.4)	(89.0)
Net change in unproved reserves	158.0	(55.2)	190.0

Note: The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent. Totals may not exactly equal the sum of the individual entries due to rounding.

Undeveloped Proved converted to Developed Proved: Of the total amount of undeveloped proved reserves that we had at the end of 2020 (473 million boe), we converted approximately 87 million boe, or 18%, to developed proved reserves during 2021. Approximately 75% of the total conversion was mainly associated with the development of crude oil and gas projects in the Castilla, Rubiales, Chichimene, Yarigui and Mamey fields, among others, and 25% is associated with development execution in fields in the United States.

All the explanations that were included in Changes in Proved Reserves apply for this section.

Reserves Process

Our reserves process is coordinated by Fidel Antonio Delgado Loría, the Corporate Resources and Reserves Manager. Mr. Delgado Loría is a Petroleum Engineer with over 20 years of experience in the upstream sector of production business in us and other companies in the industry in Colombia and Venezuela. He received his engineering degree from Universidad Central de Venezuela. He reports to the Upstream Chief Financial Officer. In addition, our reserves team is comprised of reserves coordinators who are geologists and petroleum engineers, each of them with more than fifteen years of experience in reservoir characterization, field development, estimation, and reporting of reserves by SEC Guidelines. This team supports and interacts with the specialists involved in the estimation and reporting process, following an established procedure with its corresponding internal controls. As in previous years, reserves are estimated and certified by recognized external independent engineers, this year consisting of DeGolyer and MacNaughton, Gaffney Cline & Associates, Ryder Scott Company, and Sproule International Limited, in compliance with the definitions of the Society of Petroleum Engineers and the applicable SEC rules. According to our corporate policy, we report the values of the reserves obtained from the external engineers, even if they are lower than our expected reserves.

The reserves estimation process ends when the Corporate Resources and Reserves Manager consolidates the results and together, with the Development Vice-President and the Upstream Chief Financial Officer, presents the outcome to the Resources and Reserves Committee, which comprises the Ecopetrol Group’s CEO, CFO, COO and the Vice-President of Development and Production, among others. Results are later presented to the Audit and Risk Committee of the Board of Directors and finally reviewed and approved by the Board of Directors.

The aforementioned external independent engineering consultants have estimated and certified our proved reserves as of December 31, 2021. These external engineers estimated 99% of our estimated net proved reserves for the year ended December 31, 2021, 2020 and 2019. The reserves’ reports of the external engineers are included as exhibits to this annual report.

Our reserves process uses deterministic methods which are commonly used internationally to estimate reserves. These methods whilst reliable, have some inherent uncertainty, and thus, estimates should not be interpreted as exact amounts. The majority of the producing proved reserves were estimated by applying appropriate decline curves or other performance relationships. In analyzing decline curves, reserves were estimated by calculating economic limits that are based on current economic conditions. In certain cases, where the methods previously employed could not be used, reserves were estimated by analogy with similar reserves for which more complete data was available.

Estimates of reserves were prepared by geological and engineering standard methods commonly used in the oil and gas industry. The method or combination of methods used in the analysis of each reserve was adopted from experience analogy reserves, including information on the stage of development, quality and completeness of basic data and production history.

The following table reflects the estimated proved reserves of oil and gas as of December 31, 2019 through 2021, and the changes therein.

Table 37 – Estimated Proved Reserves of Oil and Gas

			South
			America
		North	excluding
	Colombia	America	Colombia	Total

	Net proved oil, NGL and gas reserves in mmboe
At December 31, 2019	1,698.0	189.7	5.6	1,893.0
Revisions	(49.8)	(20.8)	(0.9)	(71.5)
Improved Recovery	113.1	—	—	113.1
Extensions and Discoveries	40.8	1.8	—	42.7
Purchases	29.9	—	—	29.9
Sales	(1.0)	—	—	(1.0)
Production	(229.6)	(5.6)	(1.2)	(236.3)
At December 31, 2020	1,601.1	165.1	3.5	1,770.2
Revisions	245.0	70.0	—	315.0
Improved Recovery	139.0	—	—	139.0
Extensions and Discoveries	12.0	—	—	12.0
Purchases	—	—	—	—
Sales	—	—	(3.5)	(3.5)
Production	(222.0)	(8.9)	—	(231.0)
At December 31, 2021	1,775.1	226.2	—	2,001.7

Note: Totals may not exactly equal the sum of the individual entries due to rounding. For more information regarding the potential impacts of oil prices on our reserve estimates, see sections Financial Review—Trend Analysis and Sensitivity Analysis and Risk Review—Risk Factors.

3.5.4.	Joint Venture and Other Contractual Arrangements

We conduct our exploration and production business through a variety of contractual arrangements with the Colombian government or with third parties. Below is a general description of the main types of contractual arrangements to which we were a party as of December 31, 2021.

Association Contract

The purpose of this type of contract, created by Decree 2310 of 1974, is the exploration of the areas covered by the contract, and the exploitation of hydrocarbons found in that area. This type of contract, together with E&P contracts and Special Contracts (La Cira-Infantas and Teca-Cocorná fields) which are described below, are the most significant in terms of our production and proved reserves.

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

Every association contract provides for an executive committee that makes all technical, financial, and operational decisions if Ecopetrol S.A. has agreed that a field is economically viable. All major decisions of this committee must be made unanimously by the parties.

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

The initial phase of an incremental production contract has a term of up to 3 years, in which the contractual partner executes an initial work program approved by Ecopetrol S.A. in order to gain the right (but not the obligation) to continue with the second phase. If our partner decides to continue with the project for the second phase (the complementary phase), it must inform Ecopetrol S.A. in writing no later than 90 days prior to the termination date of the initial phase and deliver a proposed development plan for each covered field. The second phase is the production phase and has a maximum term of 22 years minus the length of the initial phase.

Incremental production contracts provide for an executive committee that is responsible for taking all decisions in order to approve, control and supervise all operations that take place during the duration of the contract. These contracts also provide for a steering committee, which is responsible for the supervision of the execution of the work programs, the annual budget, and other items.

Special Contracts

We are party to a Joint Venture Contract for Exploration and Exploitation of “La Cira-Infantas” Area and of “Teca-Cocorná” Area.

These contracts between Ecopetrol S.A. and SierraCol Energy, formerly known as Occidental Andina LLC, which were executed on September 6, 2005, and June 24, 2014, respectively, have as their purpose, a joint collaboration between the parties with the goal of increasing the economic value of the La Cira-Infantas and the Teca-Corcorná fields, by means of hydrocarbon exploration and production activities, including, among others, an incremental production project to improve the recovery factor, process optimization, and exploratory activities.

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

Ecopetrol S.A. is the operator under both Joint Venture Contracts, and on behalf of the parties is responsible for the conduction, execution, and control, directly or via contractors, of the operational activities.

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

The creation of the ANH did not modify our rights or obligations or the rights or obligations of other parties with respect to contracts in existence before January 1, 2004, when the ANH was created and therefore we retain the authority to execute agreements with respect to all areas that it held prior to that date.

Below, we include a brief description of each type of contract that we have entered into with the ANH:

Technical Evaluation Agreement

This type of contract grants the contractor the right to develop technical evaluation operations with operational autonomy at its own cost and risk, seeking to appraise the hydrocarbon potential, with the purpose of identifying the zones of prospective interest in the area by means of the execution of an exploratory program. The contractor has the option to request the conversion of a technical evaluation agreement (TEA) into one or more E&P Contracts that cover the area of the TEA (or a portion thereof).

The contractor can conduct evaluation activities for terms that vary between 18, 24, and 36 months, depending on the terms of reference of the ANH’s bidding round.

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

The ANH only receives a percentage of oil revenues in two cases:

(i)	when the international oil prices rise beyond a specified price (high price fee), above which the ANH has a right to participate in a share of the increased revenues generated, or
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

E&P contracts have three phases: (i) an exploration period, which term is 6 years counted from the effective date, renewable for two additional years, (ii) an evaluation period of two years, assuming a discovery is made, to determine the commercial potential of the discovery and (iii) a production period, which is, with respect to each production field, 24 years plus any extensions, which are counted from the date of declaration of commerciality of the corresponding field. The abovementioned terms have been modified during ANH’s 2014 bidding round for unconventional and offshore reservoirs to an exploration period of nine years and a 30-year production period. As per the new model E&P contract published by the ANH on June 29, 2018, the term of the evaluation period for offshore contracts entered into as of 2019 will be three, five, or seven years, depending on the depth of the water where the discovery is located. For the fourth cycle of the Permanent Competitive Bidding Procedure (“PPAA”) in 2021, ANH included in the E&P contract model an economic exclusive value that corresponds to the economical proposal presented by the interested party and such value shall become a guarantee of the exploration phase obligations under the executed E&P contract.

ANH and Ecopetrol Agreements (Convenios)

Decree-Law 1760 of 2003, established that the rights over the production area and over the movable and immovable assets of (i) all fields that were directly operated by Ecopetrol S.A. as of December 31, 2003, and (ii) all fields in which there was an association contract before said date will continue to belong to Ecopetrol S.A.

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

3.6.	Transportation and Logistics
3.6.1.	Transportation Activities

The transportation and logistics segment includes the transportation of crude oil, motor fuels, fuel oil, and other refined products including diesel, jet, and biofuels. We conduct most of these activities through our wholly owned subsidiary Cenit and its subsidiaries.

The map below shows the locations of the main transportation networks owned by our business partners and us.

Graph 5 – Map of Oil Pipelines

Graph 6 – Map of Multi-purpose Pipeline

LEGEND
Port
Refinery
Refined Oil Station
Multiproduct Pipeline
TERMINAL P. COLORADOS
BARANOA
REFINERIA CARTAGENA
EL COPEY
AYACUCHO
REFINERIA BARRANCABERMEJA
LIZAMA
CHIMITA
GALAN
CISNEROS
SEBASTOPOL
MEDELLIN
VASCONIA
SANTA ROSA
SUTAMARCHAN
SALGAR
MARIQUITA
FRESNO
MANIZALES
HERVEO
GUADUERO
VILLETA
ALBAN
MANSILLA
TOCANCIPA
MIRAFLORES
MONTERREY
PEREIRA
CARTAGO
PUENTE ARANDA
GUALANDAY
APIAY
TERMINAL BUENAVENTURA
DAGUA
MULALO
YUMBO
NEIVA

The table below sets forth the volumes of crude oil and refined products transported through the crude oil pipelines and multi-purpose pipelines owned by us.

Table 38 – Volumes of Crude Oil and Refined Products Transported

	For the year ended December 31,
	2021	2020	2019

	(Thousand bpd)
Crude oil transport(1)	730.0	785.6	877.7
Refined products transport(2)	277.2	231.5	275.3
Total	1,007.2	1,017.1	1,153.0
(1)	The crude oil transported volumes correspond to the following systems: Ocensa Segment 3, ODC, Vasconia-Galan, Ayacucho-Galan, Ayacucho-Coveñas and Trasandino Pipeline.
(2)	The pipelines transporting refined products include the following: Galan-Sebastopol, Galan-Salgar, Galan-Bucaramanga, Buenaventura-Yumbo and Cartagena-Baranoa.

The volume of crude oil transported by Cenit’s main systems and those of its subsidiaries decreased by 7.1% in 2021 compared to the previous year, as a result of a lower production in the country, mainly in the Llanos area. Of the total volume of crude transported by oil pipelines, approximately 85.3% belonged to the Ecopetrol Group.

The volume of refined products transported by Cenit increased by 19.8% in 2021 compared to the previous year, mainly due to the recovery of economic activity following the lifting of restrictions related to the COVID-19 pandemic. Of the total volume of refined products transported by multi-purpose pipelines in 2021, 29.5% belonged to the Ecopetrol Group.

Transportation Capacity

Our main crude oil pipeline systems’ operating capacity was 1,469 thousand barrels per day in 2021. Our main multi-purpose pipeline transportation capacity increased from 519 thousand barrels per day in 2020 to 524 thousand barrels per day in 2021.

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

3.6.1.1.	Pipelines

As of December 31, 2021, we, directly or indirectly with private partners, own, operate and maintain an extensive network of crude oil and multi-purpose pipelines. These pipelines connect our own and third-party production centers, import facilities and terminals to refineries, major distribution points, and export facilities in Colombia.

Cenit directly owns 45% of the total crude oil pipeline shipping capacity in Colombia. When aggregated with the crude oil pipelines in which Cenit owns an interest, Cenit owns 85% of the oil pipeline shipping capacity in Colombia. By December 31, 2021, our network of crude oil and multi-purpose pipelines was approximately 9,127 kilometers in length. The transportation network consists of approximately 5,388 kilometers of main crude terminals and oil pipeline networks connecting various fields to the Barrancabermeja refinery and Cartagena refinery, as well as to our export facilities.

We also own 3,739 kilometers of multi-purpose pipelines for transportation of refined products from the Barrancabermeja and Cartagena refineries to major distribution points. Out of the 5,388 kilometers of crude oil pipelines, owned by us, 3,175 kilometers of crude oil pipeline are wholly-owned, and 2,212 kilometers of crude oil pipeline are owned through non-wholly owned subsidiaries.

The following table sets forth our main pipelines in which we own an indirect interest as of December 31, 2021.

Table 39 – Our Main Pipelines

						Indirect
		Capacity	Product			Ownership
Pipeline	Kilometers	(mbd)	Transported	Origin	Destination	Percentage
Caño Limón-Coveñas	774	251	Crude Oil	Caño Limón	Coveñas	100.00%
Oleoducto de Alto Magdalena (OAM)	391	99	Crude Oil	Tenay	Vasconia	95.80%
Oleoducto de Colombia (ODC)	483	223	Crude Oil	Vasconia	Coveñas	73.00%
Oleoducto Central – Ocensa(1)	848	745	Crude Oil	Cupiagua	Coveñas	72.65%
Oleoducto de los Llanos (ODL)(2)	260	305	Crude Oil	East fields	Monterrey Cusiana	65.00%
Oleoducto Bicentenario de Colombia(3)	230	233	Crude Oil	Araguaney	Banadia	100.00%
(1)	Ocensa has four segments with different capacities. 745 mbd refers to the capacity of segment two (El Porvenir-Vasconia). The capacity of the other segments are as follows:
a.	Cupiagua-Cusiana (segment zero): 198 mbd
b.	Cusiana-El Porvenir (segment one): 745 mbd
c.	Vasconia-Coveñas (segment three): 550 mbd
(2)	Transportation capacity for this pipeline is measured by using crude oil viscosity of 1.350 cStk (30° C).
(3)	Represents the contractual crude oil transportation capacity for the pipeline currently in operation.

As of December 31, 2021, we owned 75 stations, 41 located in crude oil pipelines, 30 in refined products pipelines, 2 in crude oil ports and 2 in refined product ports.

As of December 31, 2021, we had a nominal storage capacity associated with the transportation network of 16.7 million barrels of crude oil and 4.7 million barrels of refined products. We do not own any tankers.

Pipeline Projects

Coveñas- Cartagena

The objective of the Coveñas - Cartagena project is to increase this system’s reliability, capacity, and pipeline infrastructure. To date, this pipeline has a nominal capacity of 135,000 barrels per day and feeds the Cartagena refinery with national crudes. As the demand for national crudes from the Cartagena refinery continued to increase, Cenit identified a need to expand this system. In May 2020, Cenit approved the project to increase the system’s nominal capacity by 20,000 barrels per day to 155,000 barrels per day and has been in operation since November 2021.

Operational Storage Program

The operational storage program’s objectives and scope includes ensuring a storage of 916,000 barrels of refined products in 5 different stations. The program foresees the construction of 10 tanks distributed through 4 projects divided in this way: (i) 1 tank of 260,000 barrels for Nafta in Pozos Colorados Terminal, (ii) 2 tanks of 100,000 barrels each in Sebastopol station and 1 tank of 62,000 barrels in Yumbo station (all this storage is for Biodiesel Extra (B2E) and Gasoline (GM)), (iii) 2 tanks of 70,000 barrels each, to storage B2E and GM in Cartago Station and (iv) 4 new tanks in Medellín that in total has 254,000 barrels of capacity to storage Jet (JA1), Gasoline Extra (GE) and B2E.

The construction phase began in 2020 in Pozos Terminal and Sebastopol station and in 2021 in Yumbo station. According to the construction, startup phase and commissioning, the systems in Pozos Terminal and Sebastopol station, will be completed in April 2022. Eventually, with those new tanks in Pozos and Sebastopol, the storage capacity of the system will increase by 460,000 barrels. Startup of the new tank at Yumbo station is estimated for the first quarter of 2023.

Apiay Fuel Loading Dock

Seeking fuel supply flexibility in the area, the Fuel Loading Dock Project was developed in Apiay. This asset allows alternative delivery of fuels by the dock in this Crude Oil Station. As such, the scope consists of enabling the receipt of fuels from the Poliandino pipeline to the fuel tank at the station in Apiay and the construction of the facilities required to load fuel trucks inside the station. The project was completed in November 2021 and is ready to use based on fuels demand in the area.

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

In 2021, Ocensa invested US$ 9.8 million in offshore infrastructure according to an updated investment plan signed with the ANI on December 4, 2019. The installation, testing, and start-up of the TLU2 was carried out in a 60-day window, once the delays derived from the pandemic were overcome, which forced the system to change the window, initially scheduled for 2020, to be postponed by 5 months. During this period, technical support, verification, and guarantee assistance activities were carried out for the TLU-2 system by specialists and allies within the scope of the contract for the Comprehensive Standardization and Validation Plan of the offshore system. The maintenance of floating marine hoses and the integrity works of the subsea pipeline was performed according to the plan.

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

In 2020, due to the impact of the COVID-19 pandemic in the oil and gas industry, construction was postponed until October 2020, with construction, pre-commissioning, and commissioning activities completed in December 2020. The tests and entry into service of the system were undertaken in January 2021 and the project is currently fully operational.

In 2021, stabilization of the system of the Coveñas Segment III Connection to Cenit Tanks - SEG3COV project was accomplished during the first days of January 2021. This connection has allowed direct delivery of barrels since the beginning of its operation, with a daily average in 2021 of 32,059 barrels per day, complying with the nomination of deliveries to customers and ensuring the stable condition of the delivery system by operators of Ocensa, Cenit, and Ecopetrol.

Vasconia Energy Recovery (RECVA)

Given that the Vasconia station operates 24 hours a day, an opportunity was identified to recover energy from the system, converting hydraulic energy (flow and pressure) into electrical energy through the installation of a hydraulic power recovery turbine (HPRT). In 2019, the HPRT was purchased, manufacturing was completed, and the engineering development was concluded.

In May 2020, the HPRT was received on-site, and during Ocensa’s scheduled plant shutdown in November 2020, the turbine connection points were installed in the existing process lines, and 20” valves were installed in the high- and low-pressure line.

In 2021, once the inconveniences derived from the pandemic were overcome, the execution phase continued, the construction contract was awarded; the civil, mechanical, electrical, and instrumentation works began. Likewise, during 2021, pre-commissioning activities were carried out and the logistics of vendors for the commissioning stage were managed. The construction phase and commissioning stage, in order to begin the RECVA system, are estimated to be completed in April 2022. The system operation and stabilization process is projected for May 2022, along with the start of the environmental benefit through energy recovery and the reduction of CO2 emissions.

3.6.1.2.	Export and Import Facilities

We currently have concessions granted by the Colombian Government for four export/import docks for crude oil and refined products: Coveñas, Tumaco, Pozos Colorados, and Cartagena. Our export capacity reached 2.33 million barrels per day for crude oil. Our import capacity of refined products and crude oil reached 0.61 million barrels per day and 0.34 million barrels per day, respectively.

Our crude oil loading facilities can load tankers of up to 350 thousand deadweight tonnage (DWT). Adjacent to these loading facilities we also have storage facilities with 9.98 million barrels of capacity. Our docks, used for import and export refined products, can load tankers of 70 thousand DWT. Additionally, these facilities have a storage capacity of up to 1.1 million barrels.

3.6.2.	Other Transportation Facilities

We have entered into transportation agreements with tanker trucks and barge companies to transport crude oil from locations that do not have pipeline connections to refineries and export facilities. The volume of refined products that cannot be transported by pipelines or tanker trucks due to capacity limitation, is transported by barges. During 2021, 17.8 million barrels of crude oil and refined products were transported by tanker trucks, and 9.9 million barrels of refined products were transported by barges, particularly using the Magdalena River, connecting Barrancabermeja with Barranquilla and Cartagena.

3.6.3.	Marketing of Transportation Services

Cenit and its subsidiaries’ main line of business is the crude oil pipeline transport (76.55% of revenues), followed by the refined products pipeline transport (16.83% of revenues) and ports and related services (6.62% of revenues). Both crude and refined product pipeline transport are regulated activities; crude oil pipeline transport services are regulated by the Ministry of Mines and Energy, while refined product pipeline transport services are regulated by the Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas or “CREG” by its acronym in Spanish).

Transportation contracts of crude oil may take several forms: ship or pay (payment for the availability of a fixed capacity in the system), ship and pay (payment for volumes actually transported), or spot contracts. The main users for the crude oil transportation business are Ecopetrol S.A., Frontera Energy, Parex, Hocol, Trafigura, and Vitol, who collectively represented 74.85% of this business segment’s revenues in 2021. Transportation services for crude oil provided to Ecopetrol S.A. represented 87.76% of this business segment’s crude oil transport revenues.

Cenit also transports refined products, and its main client is Ecopetrol S.A., which accounted for 39.61% of refined products pipeline transport revenues in 2021, mainly due to the transport of naphtha, diesel, and gasoline. Cenit also has 28 other fuel wholesalers’ customers for whom it transports refined products. The most significant among them are Organización Terpel, Primax Colombia, Chevron Petroleum Company, Biocombustibles S.A.S. and Petrobras Colombia.

Deregulated businesses, such as ports and crude-loading facilities, represent a smaller portion of Cenit and its subsidiaries revenue (6.6% in 2021). Clients for these businesses include some of the same parties for which Cenit provides crude oil and refined products transportation services.

Developments with certain clients of Bicentenario and Cenit

Bicentenario, Cenit and Frontera Settlement Agreement

On November 17, 2020, Cenit, Bicentenario and Frontera reached an agreement, for the joint filing of a petition for a binding settlement which, upon completion and approval by the competent Colombian court, would resolve all the disputes pending among them, related to the Caño Limón – Coveñas pipeline and the Oleoducto Bicentenario de Colombia pipeline, and would terminate all the pending arbitration proceedings related to such disputes. The arrangement was conditioned to certain regulatory approvals, including approval of the settlement arrangement as a conciliation under Colombian law, which required an opinion from the Attorney General’s Office (Procuraduría General de la Nación), which was issued on March 24, 2021, and approval of the Administrative Tribunal of Cundinamarca, which was notified on November 5, 2021, and became effective and binding on November 10, 2021. All approvals have been obtained and the parties performed all their obligations under the agreement on November 11, 2021.

This transaction eliminates any uncertainty related to the potential outcomes of the disputes, thus protecting the interests of all the parties and those of their stakeholders and creating new business opportunities for the parties involved. The settlement arrangement included a full and final mutual release of all present and future amounts claimed by all parties in respect of the terminated transportation contracts for the Bicentenario and Caño Limón – Coveñas pipelines. Frontera entered into new transportation contracts with Cenit and Bicentenario. The new initial ship or pay commitment is 2,811 barrels per day, which is based on the oil price as of the date of closing, for a term of five years, subject to adjustments. Frontera will not have to make payments for oil it may have to ship through alternate pipelines. These contracts allow Cenit and Bicentenario to obtain payment of certain amounts included in the settlement, during the term of the contracts. Additionally, as part of the agreement Frontera transferred to Cenit its 43.03% of the outstanding shares of Bicentenario (Ecopetrol Group’s stake in Bicentenario is now 100%) and transferred to Bicentenario its participation in the Bicentenario pipeline line fill.

Bicentenario and Canacol Settlement Agreement

On March 8, 2021, Bicentenario and Canacol reached an agreement to settle all their disputes, which was approved by the competent arbitration tribunal on April 23, 2021; and entered into a transaction agreement on March 16, 2021, to settle all their disputes on the storage agreement, the later subject to the approval of the settlement of the transportation agreement disputes by the competent arbitration tribunal.

The parties performed all their obligations under the agreement on April 30, 2021. The settlement arrangements included a full and final mutual release upon closing of all present and future amounts claimed by all parties in respect of the terminated transportation contract for the Bicentenario pipeline and the storage agreement for the Terminal de Coveñas, ended all contractual obligations between the parties, and settled all the outstanding obligations between the companies. Additionally, as part of the settlement, Canacol entered into a new transportation contract with Bicentenario. This contract will allow Bicentenario to obtain payment of certain amounts included in the settlement, during the term of the contract.

Bicentenario and Vetra Settlement Agreement

On January 13, 2021, Bicentenario and Vetra reached an agreement to settle all their disputes. The settlement was approved by the competent arbitration tribunal on April 28, 2021, and the parties performed all their obligations under the agreement on May 5, 2021.

The arrangement included a full and final mutual release upon closing of all present and future amounts claimed by all parties in respect of the terminated transportation contracts for the Bicentenario pipeline, ended all contractual obligations between the parties and settled all the outstanding obligations between the companies.

3.7.	Refining and Petrochemicals
3.7.1.	Refining

Our main refineries are the Barrancabermeja refinery, which Ecopetrol S.A. directly owns and operates, and a refinery in the Free Trade Zone in Cartagena owned by Reficar, a wholly owned subsidiary of Ecopetrol S.A., who operates this refinery and two other minor refineries -Orito and Apiay-, but these are considered part of the upstream segment since most of the production is for self-consumption.

Our refineries produce a full range of refined products, including gasoline, diesel, jet fuel, LPG and heavy fuel oils, among others.

The following table sets forth our average daily installed and actual refinery capacity for each of the last three years:

Table 40 – Average Daily Installed and Actual Refinery Capacity

	For the year ended December 31,
	2021			2020			2019
	Capacity	Throughput	Use	Capacity	Throughput	Use	Capacity	Throughput	Use
	(bpd)	(bpd)	(%)	(bpd)	(bpd)	(%)	(bpd)	(bpd)	(%)
Barrancabermeja	250,000	211,004	84%	250,000	179,210	72%	250,000	218,612	87%
Cartagena(1)	150,000	142,898	95%	150,000	140,866	94%	150,000	155,049	103%
Apiay	2,500	886	35%	2,500	887	35%	2,500	779	31%
Orito	2,300	1,107	48%	2,300	1,074	47%	2,300	1,314	57%
Total	404,800	355,895	88%	404,800	322,038	80%	404,800	375,754	93%
(1)	Includes crudes and recirculated products.
3.7.1.1.	Barrancabermeja Refinery

The Barrancabermeja refinery produced approximately 46% of the fuels consumed in Colombia in 2021, according to internal calculations made by us and Colombia’s fuel consumption as reported by the Ministry of Finance.

The following table sets forth the production of refined products of the Barrancabermeja refinery for the periods indicated.

Table 41 – Production of Refined Products from the Barrancabermeja Refinery

	For the year ended December 31,
	2021	2020	2019

	(bpd)
LPG, Propylene and Butane	11,475	9,101	10,114
Gasoline Fuels and Naphtha	61,919	50,167	64,063
Diesel	59,200	54,261	57,469
Jet Fuel and Kerosene	20,404	11,910	24,320
Fuel Oil	26,969	25,112	32,009
Lube Base Oils and Waxes	694	577	797
Aromatics and Solvents	2,333	2,274	2,652
Asphalts and Aromatic Tar	31,373	27,018	29,593
Polyethylene, Sulphur and Sulphuric Acid	1,078	856	1,139
Total	215,445	181,276	222,156
Difference between Inventory of Intermediate Product	(829)	1,046	(703)
Total Production	214,616	182,322	221,453

In 2021, total production from the Barrancabermeja refinery increased by 17.7% compared with 2020, largely attributable to the increase in fuels demand, in line with the normalization of the economy after the easing of restrictions related to the COVID-19 pandemic.

We own and operate four petrochemical plants and one paraffin and lube plant located within the Barrancabermeja refinery. In 2021, we produced 29,519 tons of low-density polyethylene, an increase of 41% compared to the production of 20,945 tons in 2020. This increase was primarily due to a return to normalcy in the demand for fuels that allowed a more stable operation of the cracker with a greater supply of fuel gas from the production fields. We produced 530.7 mboe of aromatics (benzene, toluene, xylene, orthoxylene, heavy aromatics, and cyclohexane), a 3.7% decrease as compared with the production of 551 mboe of aromatics in 2020, mainly as a result of a major maintenance of the unit.

The gross refining margin increased from US$ 9.1/Bl in 2020 to US$ 11.5/Bl in 2021, primarily due to strengthening of the prices of refined products compared against crude, due to a higher differential in all indicators, which in turn was primarily due to a recovery in demand as a result of the economic reactivation previously discussed. The average conversion index for the Barrancabermeja refinery was 88.9% in 2021 and 87.6% in 2020. This increase was primarily due to an optimization in the blending of fuel oil and the implementation of initiatives for the best use of valuable products.

3.7.1.2.	Cartagena Refinery

The following table sets forth the production of refined products from the Cartagena Refinery for the periods indicated.

Table 42 – Production of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2021	2020	2019

	(bpd)
LPG, Propylene and Butane	3,440	3,321	4,255
Gasoline Fuels and Naphtha	41,201	43,259	49,904
Diesel	76,798	72,170	79,069
Jet Fuel and Kerosene	5,951	7,424	9,331
Fuel Oil	3,983	2,375	3,660
Sulfur	456	466	585
Total	131,829	129,015	146,804
Difference between Inventory of Intermediate Product	4,757	5,318	2,262
Total Production(1)	136,586	134,333	149,066
Petcoke (Metric Tons)	854,808	828,931	922,460
(1)	Does not include petcoke.

The following tables set forth the imports and sales of refined products from the Cartagena Refinery for the periods indicated.

Table 43 – Imports and Sales of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2021	2020	2019

	(bpd)
Imports
Motor Fuels	6,835	—	521
Jet Fuel and Kerosene	274	—	—
LPG and Butane	303	1,132	990
Total Imports	7,412	1,132	1,511

	For the year ended December 31,
	2021	2020	2019

	(bpd)
Sales
Motor Fuels	27,844	43,979	49,865
Diesel	77,560	73,188	77,981
Jet Fuel and Kerosene	5,975	7,394	9,063
Fuel Oil	1,390	2,552	3,713
Other Products	41,940	24,275	22,435
Total Sales	154,709	151,388	163,057

During 2021, the Cartagena refinery imported butane in order to achieve the planned feed of the Butamer Unit and to increase the production of alkylate.

Total sales increased from US$ 2,399 million in 2020 to US$ 4,104 million in 2021. A total of 52 million barrels of crude were processed in 2021 compared to 51.6 million barrels of crude processed in 2020. Exports to international markets represented 30% of total sales (US$ 4,104 million).

The Cartagena refinery’s 2021 figures already reflect the operation of all units. The gross refining margin increased to US$ 8.5/Bl in 2021 from US$ 6.6/Bl in 2020 mainly due to the increase of demand generated by a worldwide economic recovery and the strengthening of refined products prices.

In terms of growth opportunities, the project for the "Interconnection of the Crude Plants at the Cartagena refinery – IPCC”, currently in execution, seeks to increase the nominal capacity of the refinery from 150,000 bpd to 200,000 bpd, by the interconnection of the original crude unit (U-001) to the new refinery, generating an incremental production of clean fuels and optimizing the refinery operation during the scheduled maintenance of the new crude unit (U-100). The project is in the mechanical completion and commissioning stage, for the subsequent start-up of the original crude unit, which is expected for 2022.

3.7.1.3.	Esenttia S.A.

During 2021, Esenttia’s production totaled 500 thousand tons of petrochemical products, a 2.1% increase compared to the 490 thousand tons produced in 2020, primarily due to a full year of efficiency projects initially implemented in 2020. The total contribution margin in 2021 (including the contribution of polypropylene, polyethylene and masterbatches) was 8% higher than in 2020 (from US$ 235 per ton in 2020 to US$ 253 per ton in 2021).

The increase in contribution margin is primarily a result of the temporary reduction in the availability of polypropylene (“PP”) in America, which in turn was primarily due to a decrease in the arrival of products from Asia and environmental impacts on PP units in the United States.

Table 44 – Operating Capacity of Esenttia

	For the year ended December 31,
	2021	2020	2019

	(Metric Tons)
Average capacity	499,873	480,000	470,000
Throughput	499,759	489,627	459,737
% Use	100%	102%	98%

3.7.1.4.	Invercolsa

During 2021, Inversiones de Gases de Colombia S.A. (Invercolsa), registered 1.32 million users of natural gas, an increase of 4.8% compared to the 1.26 million users of natural gas in 2020, due to the economic reactivation following the restrictions imposed as a result of the COVID-19 pandemic and the recovery of the facilities hookup processes. Throughout 2021, Invercolsa continued to integrate its operations into the Ecopetrol Group, in connection with the increase in stake completed by Ecopetrol in November 2019.

3.7.1.5.	Biofuels

As of the date of this annual report, we have investments in the biofuel company Ecodiesel Colombia S.A., in which we own 50% of the shares, currently in operation with a capacity of 130 thousand tons of biodiesel per year.

During 2021 we managed to capitalize on opportunities and achieved historical results in production, going from a production of 123 thousand tons in 2020 to 133 thousand tons in 2021. This represents a year-to-year growth of 8% and was due mainly as a result of greater plant availability and process stability, which allowed for an increase in load from 14.7 tons/hour in 2020 to 16.0 tons/hour in 2021.

3.7.2.	Marketing and Supply of Refined Products

We are the main producer and supplier of refined products in Colombia. We market a full range of refined and feedstock products, including regular and high-octane gasoline, diesel fuel, jet fuel, LPG and petrochemical products, among others.

Domestic sales of products totaled 322.2 mboed and increased by 60.9 mboed in 2021, 23% higher as compared to 2020. This increase is primarily the result of strengthening fuels demand, mainly gasoline (34.3 mboed), diesel (16.9 mboed) and jet fuel (9.5 mboed) sales. The aforementioned was mainly driven by the economic recovery following the overcoming of the COVID-19 peaks in the country.

In 2021, 6.2 million barrels of diesel and 0.9 million barrels of gasoline produced by the Cartagena refinery were allocated to complement the supply from the Barrancabermeja refinery and fulfill Colombia’s demand, avoiding larger imports and allowing us to maintain the share of the national market. In the same way, 7.0 million barrels of diluent produced by the Cartagena refinery were used to transport crude reducing diluent imports. In addition, we imported petrochemicals to complement the national supply, generating additional sales of lubricating bases, polyethylene, hexanes, and others.

Exports of products decreased by 11% in 2021 compared to 2020, explained by a decrease of 16.9 mboed from the Cartagena refinery primarily due to strengthened domestic demand, which was partially offset by an increase of 4.5 mboed from Ecopetrol, due to higher exports of fuel oil and asphalt as a result of the increase in runs at the Barrancabermeja refinery.

3.8.	Electric Power Transmission and Toll Roads Concessions

Our new electric power transmission and toll roads concessions segment arose directly out of the Acquisition and includes the offering of services such as electricity transmission and the designing, building, operating, and maintaining toll road infrastructure in various countries in Latin America. We conduct these activities through ISA and its subsidiaries.

3.8.1.	ISA

ISA, our new subsidiary, was founded as a joint stock company in Bogotá, Colombia, in 1967. Since then, it has grown into a multi-Latin corporate group operating in Colombia, Brazil, Peru, Chile, Bolivia, Argentina, and Central America. ISA and its 46 subsidiaries operate and maintain electricity transmission networks, with the broadest presence of any Latin American electricity transmission company in terms of the number of countries where ISA operates. ISA is also involved in toll-road concessions, telecommunications, and information and communications technology (ICT) businesses.

ISA is organized as a Colombian stock corporation and as a mixed public services company. As of December 31, 2021, we owned 51.41% of ISA’s capital stock and other shareholders (including Colombian pension funds, international and local institutional investors, and retail shareholders) owned the remaining 48.59% of ISA’s capital stock.

The majority of ISA’s consolidated revenues are derived from contracts with customers (i) from the regulated payments that ISA and its consolidated subsidiaries operating in the electricity transmission segment receive from making their electricity transmission assets available to the national interconnected systems of the countries where they operate, (ii) from revenues related to interconnection charges, the dispatch and coordination of the National Dispatch Center (CND for its Spanish acronym) in Colombia and administration services of the Wholesale Energy Market (MEM for its Spanish acronym) in Colombia, and (iii) from revenues recognized by reference to the stage of completion of contract activity in the electricity transmission business.

3.8.2.	Electricity Transmission Activities

ISA is the largest international energy transmission company in Latin America in terms of kilometers of electricity lines in operation, according to ISA’s internal calculation of the total kilometers of high-voltage network circuits of the energy transmission segment in each country in which ISA operates. The energy transmission companies of ISA operate and maintain a high-voltage transmission network in Colombia, Brazil, Bolivia, Peru, and Chile, as well as some international interconnections that operate between Colombia–Ecuador and Ecuador–Peru. In Central America, the company holds a stake in Empresa Propietaria de la Red (EPR), a company incorporated under the laws of Panama and headquartered in San José, Costa Rica, which operates the Energy Interconnection System for the Countries of Central America (SIEPAC for its Spanish Acronym).

The revenues associated with the provision of energy transmission services are regulated and are not affected by the supply or demand of electricity. Additionally, revenues are indexed to macroeconomic variables such as the Colombian peso to U.S. dollar exchange rate, the Producer Price Index (PPI), the Consumer Price Index (CPI), or the corresponding indexes in the different countries.

In addition, ISA, through its subsidiaries, transmits 448,000 GWh annually, by means of 48,330 kilometers of high-voltage network circuits, which support the supply of energy in Latin America. As of December 31, 2021, ISA is in the process of constructing an additional 7,133 kilometers of high-voltage network circuits, which are expected to start operations in the near term.

In Colombia, ISA’s subsidiary, XM Compañía Expertos en Mercados S.A. E.S.P. (“XM”), exclusively operate, plan and coordinate the resources of the National Interconnected System (SIN for its Spanish acronym), and also manages the Commercial Settlement System (SIC for its Spanish acronym) in the MEM, the International Electricity Transactions (TIE for its Spanish acronym) with Ecuador, and carries out the settling and clearing of charges for use of the SIN’s grids. XM also develops solutions and provides energy and information services. As the sole operator of the Colombian SIN, XM guarantees the balance between production and consumption of energy in the country. Also, based on energy demand estimates, XM carries out the coordinated real-time operation of the generation plants and the grid to ensure that power plants’ generation continuously responds to consumers’ demand in a cost-effective, reliable, and safe manner with quality standards.

The following table sets forth certain metrics related to ISA’s energy transmission operations for the periods indicated:

Table 45 – Key Electricity Transmission Metrics

	For the year ended December 31,
	2021	2020	2019
In Operation
Km of Circuit	48,330	47,358	46,374
MVA Installed Capacity	104,138	95,720	92,600
In Construction
Km of Circuit	7,133	6,529	5,618
MVA Capacity	14,007	15,603	14,312
Operational Results
Reliability	99.99%	99.99%	99.99%
Availability	99.81%	99.87%	99.78%

3.8.2.1.	Electricity Transmission Activities in Colombia

In 2021, ISA’s subsidiaries electricity transmission activities in Colombia included 13,226 km of transmission lines. As of December 31, 2021, ISA owned and operated an aggregate transformation capacity of 22,721 MVA (Megavolt-Amperes), transforming high voltage electricity into low voltage electricity, and vice versa.

The following table sets forth ISA’s transmission lines and transformation capacity relating to electricity transmission activities in Colombia, for the periods indicated.

Table 46 - Transmission Infrastructure in Colombia

	For the year ended December 31,
	2021		2020		2019
	Transmission	Transformation	Transmission	Transformation	Transmission	Transformation
	Lines	Capacity	Lines	Capacity	Lines	Capacity
	(Km)	(MVA)	(Km)	(MVA)	(Km)	(MVA)
Colombia	13,226	22,721	12,543	21,661	12,495	21,181

3.8.2.2.	Electricity Transmission Activities Outside Colombia

In 2021, ISA’s subsidiaries electricity transmission activities outside Colombia included 35,105 km of controlled transmission lines, where Brazil represents 59.06% of the total transmission infrastructure.

The following table sets forth ISA’s electricity transmission activities outside Colombia, for the periods indicated.

Table 47 - Transmission Infrastructure Outside Colombia

	For the year ended December 31,
	2021		2020		2019
	Transmission	Transformation	Transmission	Transformation	Transmission	Transformation
	Lines	Capacity	Lines	Capacity	Lines	Capacity
	(Km)	(MVA)	(Km)	(MVA)	(Km)	(MVA)
Brazil	20,734	61,857	20,536	56,375	20,390	56,355
Peru	11,836	13,240	11,745	12,714	10,955	12,344
Chile	1,948	5,850	1,948	4,500	1,948	2,250
Bolivia	587	470	587	470	587	470
Total	35,105	81,417	34,816	74,059	33,880	71,419

3.8.3.	Toll Roads Concessions Activities

ISA designs, builds, operates, and maintains toll road infrastructure that connects millions of people in Chile and Colombia. As of December 31, 2021, ISA was the largest intercity road operator and operated four concessions in Chile, while in Colombia, it operated the Ruta Costera Concession. In total, it operated five toll roads concessions, which covered a total of 860 kilometers in these two countries and had 136.46 kilometers of new toll roads under construction in Rutas del Loa Concession. During the year ended December 31, 2021, 153.9 million vehicles traveled on roads operated by ISA.

The following tables set forth certain metrics related to ISA’s toll road concession operations in Colombia and Chile for the periods indicated:

Table 48 - Total Traffic (Vehicles)

	For the year ended December 31,
	Road Length
	(Km)	2021	2020	2019
COLOMBIA
Ruta Costera	146	4,808,287	3,183,506	4,823,463
CHILE
Ruta del Maipo	237	93,396,012	69,192,576	85,540,626
Ruta del Bosque	161	21,023,883	15,822,778	17,267,706
Ruta de la Araucania	144	24,287,331	18,023,487	21,624,879
Ruta de los Ríos	172	10,381,272	7,725,255	9,044,041
Total	860	153,896,785	113,947,602	138,300,715

3.8.4.	Telecommunications and ICT

Within the telecommunications and ICT segment of its business, Internexa and its subsidiaries provide connectivity services, managed services, cloud services, data center and security services to customers across Latin America. In 2020, they added a new line of services based on analytics and “Internet of Things” (IoT). These ISA subsidiaries also maintain a fiber-optic network that totals more than 56,000 kilometers as of December 31, 2021. In addition to existing data centers in Medellín, Bogota, and Río de Janeiro, two new data centers were incorporated by ISA in Santiago and Lima during 2020.

3.9.	Research and Development; Intellectual Property

The main pillars of our research, technology development and innovation efforts are focused on four areas: (i) asset optimization by means of process automation, process and asset management innovation, data analytics, extending the economic limits, and Enhanced Oil Recovery (EOR) and Improved Oil Recovery (IOR) technologies to enhance reserves growth, (ii) supporting decarbonization and energy transition corporate plans through studies that will conduct the implementation of CCUS and hydrogen value chain technologies and (iii) exploring opportunities to increase circularity in our operations, considering not only recycling and the safe disposal of residues, but also initiatives for reuse, remanufacturing and repurposing, and (iv) increasing the position and competitiveness of the current electric power transmission and toll road concession businesses.

Our main innovation and technology development center is the Colombian Petroleum Institute (ICP for its Spanish acronym), established in 1985 and located in Piedecuesta, Santander. As a key lever of our TESG strategy, technology and innovation are essential to our efforts to add value to our business segments. Value generation is achieved through the development of proprietary technologies and competitive advantages and the adaptation of third-party technologies to our processes. The scope of the ICP activities covers our entire value chain: exploration, production refining, transportation, trading, and marketing including asset integrity and environmental sustainability.

ICP will continue monitoring technological advances to support our value chain and developing technological solutions to our challenges, with a special focus on carbon capture, sustainable fuels, and hydrogen technologies. Since water represents a critical resource, our efforts will include a technology–enabled water management program that encompasses the conservation, recycling, reuse, and valorization of production water streams. We are incorporating multi-scale technological approaches to identify, quantify, characterize, and abate methane emissions to reduce our impact on climate. Furthermore, we are conducting studies to establish carbon stocks and fluxes associated to strategic ecosystems, to promote transparent carbon compensation projects related to nature-based solutions, and to reduce the risk of biodiversity loss in Colombia. The production and upscaling of high-performance materials from petroleum molecules, that could be the base for advanced, sustainable, reusable, non-combustion products, are also part of our research, development, and innovation efforts, aimed at reducing our scope 3 CO2 emissions. In our petrochemical business, we are working mainly in mechanical and chemical plastic recycling and biopolymers. We also work modeling and developing tools to optimize the energy value chain.

Each year we present to the Colombian National Council for Tax Benefits (Consejo Nacional de Beneficios Tributarios, or CNBT) our research, technology development projects and innovation initiatives, to obtain certifications for its science and technology investments. The CNBT certifies eligible science and technology investments, which are deductible from income tax upon execution; and we apply the tax benefit.

Our intangible assets are preserved through a technology valuation process and an intellectual property protection process, which include the consolidation of trade secrets, patents, copyrights, trademarks, industrial designs, publications in peer reviewed journals and presentations in prime level technical events. The Ecopetrol Group has filed 311 patent applications in the last 16 years, 26 of them in 2021. Our most recent patent applications include innovative technologies, such as (i) technologies for modeling our oil and gas integrated value chains, (ii) a system and method for the optimization of surface and subsurface components of production and fields development plans, (iii) a chemical product for the inhibition of calcium carbonate precipitates from produced waters and its manufacturing process, (iv) iron and carbon hybrid magnetic nanocomposites and their preparation method, (v) a magnetic activated carbon and its preparation method, (vi) devices and processes for the treatment of production water, (vii) synthesis and formulation of a fluid based on copolymers for the modification of relative permeability, (viii) resin from copolymerization of ethylene and propylene, and (ix) system for energy obtained by electromagnetic induction.

In 2021, the Colombian authorities granted us seven new patents and we have obtained seven patents abroad (one in Mexico, one in Argentina and five in Brazil). We currently hold 114 patents in Colombia, the United States, Mexico, Argentina, Peru, Venezuela, Ecuador, Brazil, Russia, Nigeria, Indonesia, India, and Malaysia.

In 2021, Ecopetrol S.A. licensed four of its technologies to private companies for use, manufacturing, marketing commercialization and technical support including two to companies that belong to the Ecopetrol Group.

We currently have 55 technologies licensed to Colombian and multi-national companies.

3.10.	Applicable Laws and Regulations
3.10.1.	Regulation of Exploration and Production Activities
3.10.1.1.	Business Regulation

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

Decree Law 1056 of 1953 (the Petroleum Code, or Código de Petróleos) declares that the hydrocarbon industry and its activities of exploration, exploitation, refinement, transportation, and distribution are of public interest, which means that, in the interest of the hydrocarbon industry, the Colombian government may order, for example, necessary expropriations in order to develop such industry. The hydrocarbon industry is under governmental supervision and control, regulated mainly by the Ministry of Mines and Energy and the ANH.

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

Decree 3004 of 2013, issued by the Ministry of Mines and Energy, sets forth guidelines regarding future regulation related to the exploration and exploitation of unconventional hydrocarbon resources in Colombia. Under Decree 3004, an unconventional field is defined as a rock formation with low primary permeability that requires stimulation in order to improve the conditions of mobility and recovery of hydrocarbons. This regulation contains a series of guidelines regarding the regulation for unconventional hydrocarbon resources, including a definition of unconventional reservoirs and the term in which the Ministry of Mines and Energy has to issue the specific technical regulation regarding the exploration and exploitation of unconventional hydrocarbons and the proceedings that interested actors have to follow in order to seek the exploration and exploitation of unconventional hydrocarbons in Colombia. Resolution 90341 was issued on March 27, 2014, in development of the mandate of Decree 3004 setting the technical conditions, requirements and procedures for the exploration and exploitation of unconventional fields. Resolution 90341 of 2014 is currently suspended by order of the Council of State, as a precautionary measure in the analysis of a legal action filed by the Universidad del Norte. This precautionary measure covers both the Decree 3004 of December 26, 2013, and Resolution 90341 of March 27, 2014, related to unconventional fields.

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

Agreement (Acuerdo, a type of regulation) 004 of 2012, as issued by the ANH, amends Agreement 008 of 2004 and sets forth the rules governing the award of exploration and production areas and the execution of contracts. As set forth below, Agreement 002 of 2017 replaces this Acuerdo. Each agreement entered into with ANH is ruled by the Acuerdo that was in effect on the date of execution of the relevant agreement.

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

Agreement 003 of 2015, as issued by the ANH, modifies and also partially amends, Agreement 004 of 2012, and provides certain rules and measures the Government can take to mitigate the adverse effects of the decline of international oil prices. This agreement permits performance guarantees required under E&P contracts to be reduced in the same amount as the works actually performed during the term of the respective phase.

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

On February 5, 2019, the ANH by implementing the Acuerdo No. 2 (Agreement No. 2 of 2017) opened a PPAA, which aims to select, among previously qualified proponents on equal terms, the most favorable offers to allocate the areas previously determined, demarcated and classified by the ANH. Several addendums have modified the terms of references of the PPAA, but, as to date, the applicable terms of reference of such bidding process are included in Addendum No. 25 of November 23, 2021.

The Agreement 02 of 2017 was partially modified by agreement 03 of February 18, 2019, to clarify the moment in which contractors may withdraw from the contracts signed with the ANH and also presents another alternative for those interested in the PPAA when they belong to business groups, other than the issuance of a parent company guarantee.

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

Agreement 01 of March 27, 2020, of the ANH regulates the transfer of activities or investments between legal instruments signed with the ANH to promote exploratory investment in the country and to seek the incorporation of new reserves, repealing the articles of Agreement 02 of 2017.

Agreement 02 of April 7, 2020, of the ANH regulates temporary measures to strengthen the hydrocarbon sector due to the effects generated by the fall in international oil prices. This agreement considers what is regulated by Decree 417 of 2020, where the Government declared the State of Economic, Social and Ecological Emergency throughout the national territory, and the declaration by the World Health Organization (WHO) of the outbreak of COVID-19 as a global pandemic. Among the legal measures enacted were: (i) the extension of terms and deadlines in the contracts signed with the ANH; (ii) exceptions to the requirements established in Agreement 01 of 2020 mentioned above, which considers the status of the international oil prices; (iii) possibility of allocating resources from the Benefit Programs to the Communities “PBC” to strengthen measures applied by the Government to face the crisis; and (iv) reduction of contractual guarantees, complying with the requirements established there.

Agreement 06 of September 11, 2020, of the ANH added Agreement 18 of 2004, Agreement 04 of 2005, Agreement 21 of 2006, and Agreement 2 of 2017 to incorporate into the Contracting Regulations for the Exploration and Exploitation of Hydrocarbons, the contractual elements that allow entities to carry out PPII on hydrocarbons in unconventional reservoirs (YNC) with the use of the Multistage Hydraulic Fracturing with Horizontal Drilling (FHPH) technique. These terms and conditions were modified by Agreements 007, 008 and 009 of 2020 establishing the final terms and conditions by means of which the contractors were selected by the ANH to perform the aforementioned hydrocarbons activities, as well as the final terms of the CEPI to be executed.

Through Resolution 0613 of September 14, 2020, the ANH opened a competitive process for the development of Research Projects in Unconventional Reservoirs using the FHPH technique.

Agreement 001 of February 5, 2021, issued by the ANH, established the requirements for the request of extension by mutual agreement to carry out additional exploratory activities in the Exploration Period, Subsequent Exploration Program, and Appraisal Programs. Furthermore, it regulated the granting of term extensions for the compliance of contractual obligations and the requests.

Agreement 003 of February 11, 2021, issued by the ANH, approved the Model of the Convenio of Exploration and Production of Hydrocarbons.

Agreement 004 of February 26, 2021, issued by the ANH, amended Agreement 06 of 2020 regarding the accreditation of commitments and counteroffer requirements applicable to the PPAA.

For 2021, considering the remaining impact caused by the COVID-19 pandemic, the ANH issued Agreement 05 of July 14, 2021, and established additional temporary measures to aid hydrocarbon companies in Colombia, including: (i) the acceptance of transfer of activities or investment allowed by Agreement 01 of 2020 to areas that were included in the fourth cycle of the PPAA process developed in 2021; and (ii) extension of contractual terms to comply with obligations included in agreements entered into with the ANH.

Agreement 06 of July 14, 2021, issued by the ANH, added general guidelines of the PPAA to those listed in the motivating part of ANH Agreement 02 of 2019.

Agreement 09 of October 12, 2021, issued by the ANH, provided the compilation of every modification of the Agreement 02 of 2017 establishing the updated rules to allocate and entitle areas to develop exploration and production of hydrocarbons in Colombia and the procedures to perform the contractual obligations agreed according to these rules.

Resolution 728 of October 14, 2021, issued by the ANH, provided the terms and conditions by means of which the Benefit Programs to the Communities should be performed in the areas of influence of E&P agreements. As part of the obligations of the E&P agreements, operators should develop programs for the benefit of the communities where the E&P activities take place according to this Resolution.

The ANH also issued Agreement 10 of November 12, 2021, and established the possibility to comply with exploratory obligations in E&P and TEA agreements, as well as in any Convenios by drilling A3 or A2 wells in any area of the Colombian territory that is included in the land map provided by the ANH. This possibility will apply for wells that are drilled in 2021 and 2022. If any company wants to use this possibility, its legal representative shall previously notify the ANH. Regarding Contracts for Research Projects or “CEPIs” ruled by Agreement 06 of 2021, this Agreement, established specific procedures and alternatives that the contractor has for certification of compliance obligations under this type of special agreement including: effective investment performance criteria, obligation to deliver technical information to the Petroleum Information Bank of the Colombian Geological Service and allocation of the investment performed by the contractor. This Agreement was regulated by Resolution 10882 of 2021, issued by the ANH as well.

On December 1, 2021, the hearing for the Deposit and Opening of Proposals of the Fourth Cycle of the Permanent Process for the Allocation of Areas - Colombia Round 2021 was held, according to the schedule of the Terms of Reference, in which Ecopetrol S.A. submitted four (4) proposals corresponding to three (3) Areas incorporated by this company and one of the Areas offered at the initiative of the ANH.

Per the Terms of Reference and the Declaration of Initial Bidder of the Fourth Cycle of the Permanent Process of Allocation of Areas dated December 14, 2021, concerning the Areas LLA 141, VMM 4-1, VMM 14-1, and VMM 65, the ANH through Resolution 20919 of December 20, 2021, proceeded to award them to ECOPETROL S.A.

As a result of the award, on January 18, 2022, the ANH and ECOPETROL S.A. signed the TEA contracts VMM 65, VMM 14-1 and VMM 4-1, and the E&P Llanos 141.

Temporary regulation for the Comprehensive Research Pilot Projects (PPII)

We have actively participated in the formulation of specific regulation for the implementation of the PPII. The regulatory framework includes:

●	Resolution 40185 of 2020, modified by Resolution 40011 of 2021, of the Ministry of Mines and Energy. Technical regulations for the development of PPII.
●	Resolution 0904 of 2020 of the Ministry of Interior and the Ministry of Mines and Energy. Social Guidelines for the development of PPII.
●	Resolution 304 of 2020 of the Colombian Geological Service. Guidelines for the monitoring of seismicity and the inclusion of a seismic traffic light for the PPII.
●	Agreement 006 of 2020 of the ANH, modified by Agreements 007, 008 and 009 of 2020 and Agreement 004 of 2021. Regulations for the selection of contractors for CEPIs.
●	Decree 328 of 2020 issued by the Ministry of Mines and Energy providing the general guidelines for developing PPII on unconventional reservoirs.
●	Agreement 008 of 2021 issued by the ANH established the manual for delivery of technical and geological information on hydrocarbon exploration, evaluation, and production activities to the Petroleum Information Bank of the Colombian Geological Service for the purpose of accruing the technical information related to these activities in Colombia.
●	In January 2021, the Colombian Geological Service office issued the third version of the technical guidelines for the laboratory sampling and analysis procedure of radioactive materials produced by the PPII.
●	Resolution 1541 of 2021 of the Ministry of Health guidelines for the development of PPII

As of the date of this annual report, additional items of the PPII regulatory framework are being discussed with the Colombian Government pursuant to which we have made comments. In particular, the Colombian Government and the oil & gas industry are waiting for the final versions of the regulatory framework for pilot evaluation criteria, and evaluation variables.

3.10.1.1.1.	Environmental Licensing and Prior Consultation

Law 99 of 1993 and other environmental regulations, such as Decree 1076 of 2015 in particular (compilation decree regarding the administrative sector of environment and sustainable development), impose to companies, including oil and gas companies, the obligation to obtain an environmental license prior to undertaking any activity that may result in a serious deterioration of renewable natural resources, or that may have the capacity of materially modifying the physical environment.

The National Authority on Environmental Licensing (ANLA), created by means of Decree 3573 of 2011, is the authority responsible for evaluating the applications and issuing the environmental licenses for oil & gas-related activities, as well as surveilling and overseeing all hydrocarbon projects and monitoring the environmental compliance of such activity.

If the projects or activities could have a direct impact over the territories or the interests of indigenous, Afro-Colombian or Raizal communities, the Colombian Constitution provides that the companies developing such projects or activities must conduct a consultation process with those communities before initiating such projects or activities. This consultation process is a prerequisite for obtaining the required environmental licenses.

In addition, the Colombian Constitution and laws establish that, as part of the public participation mechanisms, Colombian citizens may request information regarding the activities of the project and their potential impacts. They may also request to undertake an environmental hearing to obtain information of the project subject to environmental licensing.

On May 26, 2015, the Ministry of Environment and Sustainable Development (MESD) issued Decree 1076, which compiles most of Colombian regulations in force regarding environment and sustainable development.

The environmental license encompasses all the necessary permits, authorizations, concessions and other control instruments necessary under Colombian environmental law to undertake a project or activity that may result in the serious deterioration of renewable natural resources, or that have the capacity of materially modifying the physical environment. The license defines specific conditions under which the license holder shall undertake such project or activity. The procedure to obtain an environmental license begins when the company files an Environmental Impact Study (EIA) related to the project before the ANLA. The licensing process includes an application for the use of natural renewable resources (water, soil, and air). When the project or activity requires permits for the use of forestry banned species, these should be included in the environmental license process, according to Decree 2106 of 2019. The EIA must be filed as well as a plan to prevent, mitigate, correct, and compensate for any activity that may harm the environment, known as the Environmental Management Plan (PMA).

The environmental licensing procedure in Colombia is included in Decree 1076 of 2015. According to the regulation currently in effect, the procedure to obtain an environmental license shall not take more than 90 business days. But, depending on the complexity of the information requested by the ANLA and administrative delays, including an oral hearing to request additional information for the EIA assessment, the procedure may take between 165 and 265 business days, depending on whether the applicant is required to file additional information.

The environmental licensing process for the Comprehensive Research Pilot Projects (PPII for its Spanish acronym) is established in Decree 1076 of 2015. However, the Ministry of Environment and Sustainable Development issued resolution 0821 of September 24, 2020, which established the terms of reference for the preparation of the Environmental Impact Study of the PPII.

The MESD is also responsible for issuing regulation and establishing climate change policies for different sectors in Colombia. The Ecopetrol Group complies with all applicable regulations. In particular, MESD is responsible for issuing regulation regarding Law 1931 of 2018 (Climate Change Law), which outlines provisions for the establishment of a National Program of Greenhouse Gas (GHG) Tradable Emission Quotas (PNCTE for its Spanish acronym). The PNCTE must be fully implemented by 2030. The MESD is also responsible for the National Emission Reductions Registry (RENARE for its Spanish acronym), in which companies must register verified GHG emission reductions. RENARE started operating in 2021. As part of our continuous monitoring of climate change requirements, we also participated in a regulatory process related to the issuance of Resolution 40066 of 2022 regarding the reduction of fugitive emissions and routine flaring, led by the Ministry of Mines and Energy. A company that does not comply with the applicable environmental laws and regulations, does not execute the corresponding Environmental Management Plans (PMA) approved by the environmental authority or ignores the requirements imposed by an environmental license may be subject to an administrative sanction proceeding initiated either by the ANLA or the regional environmental authorities established by Law 1333 of 2009, without disregard to the criminal actions that may take place in accordance with law 2111 of 2021. The proceeding may result in oral or written warnings, monetary penalties, fines, license revocation or the temporary or permanent suspension of the activity being undertaken. Apart from administrative sanctions, the Colombian judiciary or other law enforcement authorities may also impose civil and even criminal sanctions if environmental damages are verified as a consequence of having breached the environmental laws and regulations applicable to the project.

3.10.1.1.2.Royalties

In Colombia, the Nation is the owner of minerals and non-renewable resources located in the subsurface, including hydrocarbons. Thus, companies engaged in exploration and production of hydrocarbons, such as us, must pay to the National Hydrocarbons Agency, as representative of the Government of Colombia, a royalty on the production volume of each production field, as determined by the ANH.

Royalties may be paid in kind or in cash. Each production contract has its applicable royalty arrangement in accordance with applicable law. In 1999, a modification to the royalty regime established a sliding scale for royalty payments for crude oil and natural gas production fields discovered after July 29, 1999, and depending on the quality of the crude oil produced. Since 2002, as a result of the enactment of Law 756 of 2002, the royalty rate was fixed as a sliding scale depending on the produced volume from 8% for fields producing up to 5 mbd to 25% for fields producing in excess of 600 mbd. Notwithstanding the royalties for Incremental Production Contracts, Contracts for Undeveloped and Inactive Fields, and Incremental Production Projects defined in paragraph 3 Article 16 Law 756 of 2002, and Article 29 of the Law 1753 of 2015, the changes in the royalty regime only apply to new discoveries and do not apply to fields already in the production stage as of July 29, 1999. Producing fields pay royalties in accordance with the royalty law in force at the time of the discovery.

With the issuance of Law 2056 of 2020, (“Through which the organization and operation of the general system of royalties is regulated”), the royalties’ regime applicable to the hydrocarbon fields on which there have been made additional investments aimed at increasing the recovery factor of existing deposits was established. Article 18 of this law established that all the volumes produced in these fields will be considered incremental.

For crude oil, the ANH issued Resolution 164 of 2015, modified by Resolution 907 of 2016, and 855 of 2020 to determine the procedures and terms for liquidation of the royalties caused for crude oil production in Colombian territory.

Regarding natural gas, in accordance with Resolution 877 of 2013, as amended by Resolution 640 of 2014, starting on January 1, 2014, and Resolution 351 of 2014, the ANH has received royalties in cash rather than in kind. Thus, the producer may dispose of its gas production volumes corresponding to royalties paid in cash. Through Resolution 165 of 2015 modified by Resolution 436 of 2021, the ANH established the procedure to liquidate royalties of natural gas.

On September 23, 2021, the Ministry of the Interior issued Decree 1142 “Whereby Decree 1821 of 2020, Sole Regulatory Decree of the General Royalties System, is added and modified”. Article 3.1.1.2.1 of this Decree established that the total volume of hydrocarbons produced that is additional to that stipulated in the basic production curve of incremental production projects or incremental production contracts will enjoy the benefits provided in paragraph 3 of Article 16 of Law 756 of 2002.

3.10.2.	Regulation of Transportation Activities

Hydrocarbon transportation activity is a public interest activity in Colombia and a public service. As such, it is under governmental supervision and control, regulated mainly by the Ministry of Mines and Energy and the Energy and Gas Regulatory Commission.

Transportation and distribution of crude oil, liquefied petroleum gas and refined products must comply with the Petroleum Code, the Code of Commerce and all governmental decrees and resolutions. However, liquefied petroleum gas-related activities are regulated by CREG. According to Law 681 of 2001, multi-purpose pipelines owned by Cenit (a company wholly owned by Ecopetrol S.A.) must be open to third-party use on the basis of equal access to all.

Notwithstanding the general rules for hydrocarbon transportation in Colombia, Law 142 of 1994 defines the regulatory framework for the provision of public utility services, including the provision of natural gas and liquefied petroleum gas. Moreover, natural gas transportation is subject to regulations specific to the natural gas industry as issued by CREG, due to the categorization of natural gas distribution as a public interest activity under Colombian laws.

According to Resolution CREG 057 of 1996, natural gas producers, such as us, are not allowed to have significant economic interests in gas transportation companies. Accordingly, we currently, we do not perform any natural gas transportation activities.

Transportation systems, classified as crude oil pipelines and multi-purpose pipelines, may be owned by private parties. Pipeline construction, operation and maintenance must comply with environmental, social, technical, and economic requirements under national guidelines and international standards for the oil and gas industry.

Construction of transportation systems requires licenses and local permits awarded by the ANLA and regional environmental authorities, respectively.

Crude oil transportation

Crude Oil Pipelines

According to Resolution 72145 of 2014, the regulatory framework relating to crude oil transportation accounts for both private use and public use pipelines. Private use pipelines are those built by the operating or refining entity for its own exclusive right and that of its affiliates. Public access pipelines are defined as pipelines built and operated by a public or private legal entity, for the purpose of publicly providing crude oil transportation services. The Colombian government, through the ANH, has a preferential right to use up to 20% of the total capacity of any public or private access pipeline to transportation its crude oil royalties, as provided by Resolution 72145 of 2014. However, for both private and public access pipelines, the ANH must pay the tariff for the pipeline use to transportation its percentage of production.

The Ministry of Mines and Energy is responsible for reviewing and approving the design of and tracks for crude oil pipelines and establishing transportation rates based on information provided by the service providers. It also oversees the calculation and payment of hydrocarbon transport-related taxes and manages the information system for the oil product distribution chain.

In 2014, the Ministry updated the transportation regulation and the rate calculation method for this line of business. It introduced a framework for the secondary market and incentives for new pipeline construction and current pipeline capacity expansions. According to the Petroleum Code, rates must be revised every four years.

During the scheduled revision of 2019, the Ministry of Mines and Energy, by means of Resolutions 31123 and 31132 of 2019, modified Resolution 72146 of 2014 and established the applicable rules for transportation and oil production companies to negotiate tariffs for the next four years. Once the negotiation period was over, the Ministry of Mines and Energy through a series of resolutions set the applicable tariffs for transportation of crude oil through pipelines. Such resolutions, were in line with the tariff methodology that has been in place since 2014, providing more regulatory stability for the Midstream companies through June 2023.

In August 2020, the MINEM started a consultation process to carry out a study to review, adjust, and update the methodology for setting crude oil tariffs. The scope of the study required contractors to prepare a document proposing changes to the current methodology and analyze whether it would be possible to implement the proposed methodology once the current tariff period (2019-2023), determined by Resolution 72146 of 2014, has ended. The results of such study were published and analyzed, and the various stakeholders presented their comments to the MINEM. Such proposals are expected to be discussed among all the stakeholders prior to any change to the current methodology.

Hydrocarbon Ports

The Port Superintendence is the authority that oversees the port business for crude oil and refined products. Although this business is not highly regulated, market participants are required to report certain information to the Port Superintendence.

As a result of the enactment of Decree 119 of 2015, operators of private use hydrocarbon ports are currently able to provide hydrocarbon transportation services to third parties pursuant to a mechanism established under that decree.

Decree 119 of 2015 was incorporated into Decree 1079 of 2015 issued by the Ministry of Transport, which compiles the majority of Colombian decrees and regulations in force regarding the administrative sector of transportation.

Refined products and liquefied petroleum gas transportation

In 2014, CREG assumed responsibility for regulating product pipeline transportation from the Ministry of Mines and Energy, in addition to its pre-existing regulatory responsibility for liquefied petroleum gas, natural gas, and electric energy transportation.

In February 2021, CREG issued Resolution 004 of 2021, partially modified by Resolution 073 of 2021, by which CREG defined the Weighted Average Cost of Capital (WACC) methodology applicable to the different activities that CREG regulates. The activities regulated by CREG include energy distribution and transmission, gas distribution and transportation and refined products transportation. The discount rate for transportation of refined products is calculated in accordance with the inputs defined by the resolution and will be applicable once the tariff methodology for this activity is updated and published.

In December 2021, CREG issued Resolution 208 of 2021, which established the regulations for transportation by multi-purpose pipelines, including transportation of LPG. The main objectives of the new regulation are: (i) to ensure free access to the transportation system without discrimination; and (ii) to offer optimal conditions in the operation and provision of the public transportation service.

Also in December 2021, the MINEM published Resolution 40408 of 2021, which established the refined products pipelines expansion plan.

3.10.3.	Regulation of Refining and Petrochemical Activities

Article 58 of the Petroleum Code establishes that oil refining activities can be developed throughout the Colombian territory and are not reserved to the Nation. However, Article 4 establishes that such activities are considered of public interest subject to governmental regulation, and the development of those activities must comply with technical requirements established by regulation.

Law 1205 of 2008, further developed by Resolution 180689 of 2010, issued by the Ministry of Mines and Energy, was issued with the main purpose of contributing to a cleaner environment. It established the minimum quality specifications for liquid fuels in Colombia. Since August 2010, we have been producing and selling diesel and gasoline that comply with the requirements of the aforementioned law.

Since 1995, under Resolution 898 of August 23, 1995, the Ministries of Environment and Sustainable Development and of Mines and Energy, have regulated the environmental criteria for liquid and solid fuels used in commercial and industrial furnaces and boilers, as well as automobile internal combustion engines. Resolution 898 has been subject to numerous modifications through the years, the most recent by Resolution 40103 of April 7, 2021, which states diesel quality requirements to protect the environment, health, and quality of liquid fuels in general.

Decree 1073 of 2015 under article 2.2.1.1.2.2.1.1. establishes the general regulation related to buying and selling fuels in Colombia. With respect to refining activity, the aforementioned Decree provides the requirements and authorization procedures to develop this activity in Colombia. We are duly registered as a refining agent and therefore is authorized to sell fuels in Colombian territory to specific agents and use and acquire fuels as a large consumer, as well in specific oil plants as is published in the information system of liquid fuels of the Ministry of Mines and Energy.

3.10.3.1.	Regulation of Liquefied Petroleum Gas (LPG) and Liquid Fuels

Wholesale marketing, transportation, distribution and retail marketing of LPG are mainly regulated by CREG Resolution 74 of 1996, and subsequent resolutions. LPG in Colombia is primarily obtained through our refineries, field production and imports. The LPG must meet minimum quality standards to be marketed. Our marketing activities are regulated by CREG Resolution 53 of 2011 (as amended by CREG Resolutions 108 of 2011, 154 of 2014, 19 of 2015, 18, 34, 63, 64 of 2016 and 171 of 2017). The LPG price is regulated by CREG Resolutions 66 of 2007 (as amended by CREG Resolutions 59 of 2008, 002 of 2009, 123 of 2010, 95 of 2011, and 65 and 129 of 2016) as well as by CREG Resolution 80 of 2017 which sets forth that the price of LPG imported by us, which is meant to be marketed for the provision of public utilities, shall be the result of competitive procedures. In the Resolution 108 of 2021, issued by CREG, is established the “opción tarifaria” mechanism or “rate option”, which is a mechanism that defers on time the impact of the international rate hikes on the selling price of LPG to the final user.

According to Article 4 and 212 of the Petroleum Code and Law 39 of 1987 (added by Law 26 of 1989 and as amended by Law 812 of 2003), the distribution of crude oil and its derivatives has a public purpose (utilidad pública), and the distribution of fuel oil and crude oil by-products is considered a public utility activity. Consequently, individuals or entities engaged in these activities are subject to regulations issued by the Colombian government. The Government has the power to determine quality standards, measurement, and control of liquid fuels, and establish penalties that may apply to dealers who do not operate in compliance therewith.

The Ministry of Mines and Energy is the entity that controls and exercises technical supervision over the distribution of liquid fuels derived from petroleum, including the refining, import, storage, transportation, and distribution in the country. Article 61 of Law 812 of 2003 (whose validity was extended by Law 1955 of 2019) identified the agents of the supply chain of petroleum-based liquid fuels. In this context, the Ministry of Mines and Energy through Resolution 40344 of 2017, published the required actions to ensure the LPG supply for the priority sectors in the country.

The distribution of liquid fuels, except LPG, is governed by Decree 1073 of 2015 (as amended), which establishes the requirements, obligations, and penalties applicable to supply agents in the distribution, refining, import, storage, wholesale, transportation, retail sale and consumption of liquid fuels.

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

Pursuant to Law 1430 of 2010, modified by Article 220 of Law 1819 of 2016, the distribution of fuels in areas near Colombian borders is the responsibility of the Ministry of Mines and Energy and is subject to specific regulations that impose strong control procedures and requirements. The Ministry of Mines and Energy establishes the safety standards for LPG, storage equipment, maintenance, and distribution of LPG.

The Superintendence of Public Domestic Utilities also oversees the liquefied petroleum gas transportation business.

3.10.3.2.	Regulation Concerning Production and Prices

According to the Decree - Law 4130 of 2011 and Decree 1260 of 2013, CREG is responsible for setting the prices of petroleum by-products throughout the entire chain of production and distribution, except for gasoline, diesel and biofuels. On the other hand, by Decree 381 of 2012, as amended by Decree 1617 of 2013, and Decree 2881 of 2013, the Ministry of Mines and Energy is in charge of setting the methodology to determine the reference price of gasoline, diesel, biofuels and mixtures thereof.

Then, since May 2012, CREG sets the prices for most crude oil by-products, except for gasoline, diesel, and biofuels. CREG determines the methodology to calculate their price while the Ministry of Mines and Energy sets the relevant prices in accordance with said methodology. The ANH does not intervene in the definition of prices of gasoline and diesel fuel. In addition, under Resolution 007 of 2017, CREG determined the basis for the methodology of compensation of terrestrial transportation of liquid fuel-oil, including gasoline, diesel and biofuels between the storage plant and the fuel service station.

The methodology for calculating jet fuel prices is set out in Law 1450 of 2011, and jet fuel prices themselves are set by the Ministry of Mines and Energy.

The ANH determines the formula that is used to calculate royalty payments corresponding to the production of crude oil.

Decree 381 of 2012 and 1617 of 2013, as amended by Decree 2881 of 2013, as compiled in Decree 1073 of 2015, restructured the Ministry of Mines and Energy and gave it the responsibility to study industry problems and implement short and long-term refining planning policies. The Ministry is also responsible for establishing the governmental policies and goals to ensure the reliability, stability, and continuity for the production of liquid fuels, biofuels and others.

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

Law 1819 of 2016 as amended created a tax, related contribution to finance the FEPC. This contribution is caused when the sum of the Differentials of Participation (difference between the Producer Revenue and the International Parity Price, when the first is greater than the second on the date of issuance of the sales invoice, multiplied by the volume of fuel sold) is greater than the sum of the Differentials of Compensation (the difference presented between the Producer Revenue and the International Parity Price, when the second is greater than the first on the date of issuance of the sales invoice, multiplied by the volume of fuel sold).

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

Subsequently, Law 1837 of 2017 (Article 16) provided that the remaining resources that were in our accounts as of December 2014, as a result of the collection of the Differential Contribution from the FEPC, would be transferred to the General Direction of Public Credit and Treasury of the Ministry of Finance and Public Credit (DGCPTN for its Spanish acronym). In addition, Law 1955 of 2019 (Article 33) authorizes the Ministry of Finance and Public Credit to enter into hedging agreements and establishes the conditions thereof, for purposes of guaranteeing the sustainability and the functioning of the FEPC. Law 1955 of 2019 authorizes the Ministry of Finance and Public Credit, as administrator of the FEPC, among others, to carry out, directly or indirectly, the design, management, acquisition and/or execution of hedges on the Ministry of Finance’s direct exposure to (i) crude oil liquid fuel oils prices in the international market or (ii) the exchange rate of the Colombian Peso. This law also authorizes the Ministry of Finance to set stabilization mechanisms of the reference recommended retail prices of regulated fuel oil, as well as the subsidies to such regulated fuel oils to be executed through the FEPC. Law 2159 of 2021, which sets forth the 2022 national general budget, gave the MHCP the ability to utilize different budgetary tools to address the debts relating to the FEPC, and to even to set-off these debts against dividends that it would be entitled to receive from Ecopetrol as its major shareholder.

The Ministry of Mines and Energy issued Resolution 01192 of 2021, which contains the settlement of our Net Positions corresponding to the third and fourth quarter of 2020 and Resolution 01195 of 2021 corresponding to the first and second quarter of 2021. Accordingly, DGCPTN transferred to us COP$ 286,284,645,376.82 for the third and fourth quarter of 2020, and COP$ 2,784,715,144,662.42 for the first and second quarter of 2021.

Also, by means of Resolution 01193 of 2021, the MINEM instructed the DGCPTN to transfer COP$ 32,477,822,614.02 to Refinería de Cartagena S.A.S for the settlement of the company’s Net Positions corresponding to the third and fourth quarter of 2020 and, under Resolution 01194 of 2021, the MINEM ordered the DGCPTN to transfer COP$ 749,990,624,690.13 to Refinería de Cartagena S.A.S. for the settlement of the company’s Net Positions corresponding to the first and second quarter of 2021.

As of December 31, 2021, Ecopetrol S.A. recorded COP$ 6.3 trillion in accounts receivable due from FEPC and Reficar recorded COP$ 1.5 trillion in accounts receivable due from FEPC.

3.10.3.3.	Regulation of Biofuels, Biogas and Related Activities

The sale and distribution of biofuels and biogas is regulated by the Ministry of Mines and Energy. Regulations establish the quality and pricing standards for biofuels and impose minimum requirements for mixing ethanol with gasoline and biodiesel with diesel.

The sale and distribution of biogas is provided under CREG Resolution 240 of 2016, which particularly regulates: a) the sorts of market that will be served with biogas and biomethane; b) the quality and safety conditions; and c) the tariff regime. Pursuant to Article 4 of the foregoing Resolution, biogas supply through isolated networks to serve non-regulated users and natural gas vehicles (GNV as per its Spanish acronym), shall be incorporated as a public utility company. Furthermore, Article 5 provides that biomethane supply through isolated networks or interconnected networks to the National Transportation System shall also be incorporated as a public utility company. Finally, Article 12 states that biogas suppliers may develop the production, transportation, distribution, and commercialization activities through integrated structures, provided that they keep separate accounts for each activity and grant free access to the networks to both regulated and non-regulated users. To the same extent, production, distribution, and commercialization of biomethane through interconnected networks to the National Transportation System may be developed through integrated structures, as long as the supplier keeps separate accounts for each activity and grants free access to the networks to both regulated and non-regulated users.

3.10.4.	Regulation of the Natural Gas Market

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

Currently in Colombia the price of natural gas is determined freely by the market. CREG issued Resolutions 185 (for transportation) and 186 (for supply) of 2020, which jointly replaced Resolution 114 of 2017 and its amendments, related to commercial aspects of the wholesale natural gas market in Colombia. However, pursuant to Decree 1073 of 2015 and article 19 Resolution CREG 186 of 2020, such procedures do not apply to the following activities: a) natural gas exports; b) natural gas as raw material in petrochemical production; c) natural gas commercialization from minor fields (production capacity under 30 million SCFD); d) natural gas commercialization from hydrocarbon fields under testing phase or which have not yet been declared commercially viable; e) natural gas commercialization from unconventional reservoirs; and f) internal consumption from natural gas producers.

CREG determines which agents can participate in the primary and secondary markets. We are authorized to participate as a seller in the primary market as a natural gas producer and as a buyer to acquire natural gas for our operation. We can participate also in the secondary market when we require natural gas from other producers for our own needs. CREG regulations provide that a natural gas producer cannot participate as a merchant of natural gas in the secondary market, except that it may purchase gas to meet its existing contractual obligations. We are also able to resell available natural gas transportation capacity into the secondary market as a non-regulated consumer. During 2021, CREG issued an analysis of natural gas market and current regulation identifying some opportunities to improve market dynamics, which are the basis for eventual modifications to regulatory frameworks.

Priority for the Supply of Natural Gas

The export of natural gas, in contrast, is not considered a public utility activity under Colombian law and therefore is not subject to Law 142 of 1994. Nevertheless, the domestic supply of natural gas is a priority for the Colombian government and is considered a public utility complementary activity, and therefore public utility regulations apply to the internal supply of natural gas.

Decree 1073 of 2015 (amended by Decree 2345 of 2015) provides that in the event the supply of natural gas is reduced or halted as a result of a shortage, the Colombian government has the right to suspend the supply of natural gas for export. If such export contracts are suspended by the Colombian government, the export agents are entitled to receive compensation in accordance with Article 2.2.2.2.15 and 2.2.2.2.38 of Decree 1073, 2015. Notwithstanding the foregoing, Decree 1073 of 2015 establishes freedom to export natural gas under normal gas-reserve conditions. Producers of natural gas may enter into natural gas export contracts if the ratio of proved reserves to consumption exceeds seven years, as determined by the Colombian Energy Planning Authority (or UPME for its Spanish acronym).

Decree 1073 of 2015 (amended by Decree 2345 of 2015) establishes an order of supply when restrictions are placed on the supply of natural gas or serious emergency situations arise that preclude the continued provision of certain services, as follows: (i) essential demand, as established in Decree 1073 of 2015, (ii) non-essential demand under an existing firm agreement, and (iii) firm exports delivery.

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

Decree 1073 of 2015 and CREG Resolution 186 of 2020: (i) provide specific procedures and forms of supply pursuant to which an agent may sell and buy natural gas in the Colombian primary and secondary market produced from large fields (capacity of more than 30 million CFPD); as well as the minimum terms that shall be included in the natural gas supply agreements, and (ii) establish the general procedure and minimum requirements for the sale of natural gas from small fields (capacity under 30 million CFPD).

Natural gas waste restrictions

The Ministry of Mines and Energy issued Resolution 40066 of 2022 by means of which it regulates the use of natural gas, establishing the obligation for hydrocarbon producers to carry out the necessary studies for its efficient use. It also establishes that natural gas waste is prohibited in Colombia and provides certain examples of what it considers could constitute natural gas waste during hydrocarbon exploration and exploitation activities.

The Resolution establishes the scenarios in which burning and venting of gas is allowed in the stages of exploration and exploitation of hydrocarbons, as well as the technical parameters to execute efficiently and responsibly these activities, when expressly authorized. This Resolution also sets standards for the natural gas leaks detection, quantification, repair, and control in respect of the activities performed on natural gas exploration and exploitation fields. The detection and repair programs to prevent leaks are regulated by this Resolution as well as the elements included therein, as well as the reports that must be delivered to Colombian authorities.

3.10.5.	Regulation of the Electric Energy Commercialization Activity

As determined by article 11 of Law 143 of 1994, commercialization activities, which are developed by commercialization agents, consist of the purchase of electricity in the electric energy market (“MEM”, for its Spanish acronym) and the subsequent resale to other participants of the wholesale such as commercialization agents, generation agents, or to end-customers, both regulated and non-regulated. Ecopetrol Energía S.A.S E.S.P. (“Ecopetrol Energía”), a subsidiary of Ecopetrol S.A., is registered as a commercialization agent before the manager of the commercial exchanges systems and performs commercialization activities within the MEM.

Commercialization activity is regulated by CREG Resolution 156 of 2011, which establishes regulations, rights and duties of agents. The main income of commercialization agents is derived from the variable and fixed components of the unit cost tariff formula described in CREG Resolution 119 of 2007, as modified by CREG Resolutions 191 of 2014 and 074 of 2021. The variable component considers:

●	the costs of commercialization services, as determined by article 12 of CREG Resolution 180 of 2014,
●	the amount that these agents must pay to the manager of the commercial exchanges system, calculated by ASIC based on the mathematic methodology set forth by CREG Resolution 174 of 2013 (as modified by CREG Resolutions 175 of 2016 and 100 of 2015) and which is paid monthly,
●	the amount that these agents must pay to the Public Utilities Superintendence and to CREG, which is defined every year by CREG following the rules set in article 85 of Law 142 of 1994. These payments must be made each year, and
●	the cost of the guarantees that the agent must provide to participate in the MEM by following the rules of CREG Resolution 024 of 1995 (as modified, among others, by CREG Resolutions 116 of 1998, 068 of 1999, 066 of 2000, 019 of 2006, 089 of 2009, 011 of 2010, 038 of 2010, 073 of 2010, 157 of 2011, 110 of 2014, 184 of 2015, 060 of 2019 and 044 of 2020).
●	Regarding the markets that commercialization agents attend, Law 143 of 1994 divides the market into two segments: regulated market (“Regulated Market”) and the non-regulated market (“Non-Regulated Market”).

The Regulated Market is comprised of individual and industrial customers, residential or commercial, with electricity demands below 0.10 MW or monthly consumption lower than 55 megawatt-hours (“MWh”). Regulated Customers are free to select any service provider. However, tariffs are subject to a regulated freedom of choice regime, whereby commercialization agents are required to follow the criteria and methodology set forth by the CREG, which establishes the parameters that must be used by electric energy agents in setting forth the maximum applicable charges for the services they provide. Purchases of electricity in the Regulated Market are made through public bids in order to ensure open and free access.

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

In relation with transmission, (which comprises the transportation of electrical energy in the Colombian National Transmission System, or “STN” for its acronym in Spanish, deploying tension levels of 220 kV or higher, guaranteeing the required quality standards and the availability of the transmission assets; the owners of the transmission assets must ensure free access to the transmission networks to the users and to generation agents) companies carrying out this activity are not able to develop commercialization, distribution or generation activities. However, commercialization, distribution and generation companies are allowed to hold shares, quotas, or participation of corporate interest in the capital of transmission companies, as long as they represent no more than 15% of the company’s capital. Please note that, in this case, neither the transmission company nor the other companies may have a control situation over the other.

Exceptionally, commercialization, distribution and generation companies may own more than 15% of a transmission company if the income of the transmission company does not represent more than 2% of the total transmission income from the SIN. If the company engaged in the transmission activity, with a cut-off date of December 31 of each year, exceeds this limit, the commercialization, generation, or distribution company who has shares, quotas or interest shares in the capital of the company must sell, within six months following the occurrence of this fact, the shares, quotas or interest shares that exceed 15% of the capital stock of the transmission company. This, unless within the same period, the transmission company sells the assets that makes it exceed the 2% limit of the total income.

Ecopetrol Energía and, since August 2021, ISA, are subsidiaries of Ecopetrol S.A. While Ecopetrol Energía is a commercialization company, ISA has a significant percentage of the market share of the national transmission activity. As a result, and considering the competition rules mentioned above, the CREG established that we shall divest from Ecopetrol Energía or cease any commercialization activity as soon as reasonably practicable. Ecopetrol S.A. is in the process of ceasing commercialization activities and estimates this process may be accomplished during 2022.

3.10.6.	Regulation of the Electricity Self-Generation Activity

Law 1715 of 2014 regulates the integration of non-conventional renewable energies to the National Interconnected System. Among other aspects, this law obliges the Colombian Government and the CREG to develop the regulatory framework for the promotion of the electricity self-generating activity from non-conventional renewable energy sources and the sale of self-generation surpluses.

Based on Law 1715 of 2014, Decree 2469 of 2014, as currently compiled by Section 4 of Decree 1073 of 2015, which established energy policy guidelines regarding the delivery of self-generation surpluses through the SIN. In addition, this decree sets forth the parameters for a person to be considered as an electricity self-generator. Specifically, it states that in order to be considered a self-generator a person must (a) receive electricity for its consumption without it being necessary to use assets of the SIN, (b) the electricity surpluses may be higher in any measure, and without any regulatory limit or restrictions, than the value of its own consumption, (c) for the delivery of surpluses to the SIN it will be necessary for the self-generator to submit itself to the regulation of the CREG, case in which large-scale self-generators must be represented before the wholesale energy market, and (d) the generation assets may be owned by the self-generator and may be owned and operated by third parties.

Decree 348 of 2017, as currently compiled by Section 4A of Decree 1073 of 2015, establishes public policy guidelines on efficient energy management and delivery of small-scale electricity self-generation surpluses. In addition, this regulation establishes the conditions for the connection of small-scale self-generators (AGPE for its Spanish acronym) to the SIN, the parameters to be an AGPE, the reporting of surpluses to the Mining and Energy Planning Unit (“UPME”) and the remuneration of surplus energy. Note that, as determined by Resolution UPME 281 of 2015, the maximum electricity generation limit to be considered an AGPE is one (1) MW and will correspond to the installed capacity of the self-generator’s generation system. Above that limit, an electricity self-generator will be considered a big-scale electricity self-generator (“AGGE” as per its acronym in Spanish).

The specific regulation for AGGE is currently determined by CREG Resolution 024 of 2015, whereas the specific regulation for AGPE is currently set by CREG Resolution 174 of 2021.

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

CREG Resolution 174 of 2021 establishes the connection conditions for AGPE, and for the AGGE with a capacity under 5 MW surplus sales conditions, metering conditions and energy commercialization rules for AGPE.

The Ecopetrol Group has invested in several projects that are considered projects from AGGE, which means that CREG Resolution 024 of 2015 is the main regulation that applies to our self-generation projects, notwithstanding the rules applicable pursuant CREG Resolution 174 of 2021. As of the date of this annual report, we comply with all regulations, as set forth in the above-mentioned resolution and Decree 2469 of 2014 regarding the delivering of electricity surpluses to the SIN and to its subsidiaries or controlled parties.

In July 2021, Congress issued Law 2099 of 2021 which regulates aspects related to energy transition and updated provisions with respect to the development and promotion of unconventional sources of energy, energy efficiency and clean hydrogen.

Listed below are certain relevant aspects of Law 2099 of 2021:

(i)	the new law brought amendments to Law 1715 of 2014 on the declaration of public and social interest, which consists in the promotion, stimulation and incentive to the development of generation activities, use, storage, administration, operation and maintenance of non-conventional energy sources (“FNCE” for its acronym in Spanish), mainly those of renewable sources (“FNCER” for its acronym in Spanish). The qualification of public utility or social interest will have positive impacts in such projects, and grant them preference rights in issues related to land use, planning and environmental planning, economic promotion, positive valuation in administrative procedures and forced expropriation. The new regulation includes those projects related to storage within those that can be part of the declaration of public and social interest, which is a nod to the development of such projects for the purposes of energy efficiency and energy transition;

(ii)	green hydrogen was added as a FNCER and blue hydrogen as FNCE. Green hydrogen is that produced from FNCER such as biomass, wind energy, geothermic energy, solar energy, tidal energy and small hydropower. On the other hand, blue hydrogen is produced from fossil fuels, especially by the decomposition of methane and its production process has a system of carbon capture, use and storage;
(iii)	the Ministry of Mines and Energy, or the entity designated by it, was set as the entity to establish guidelines for the development of geothermal energy in Colombia, and must create a geothermal registry in which all projects intended to explore and exploit geothermal energy to generate electricity will be registered. The Ministry of Mines and Energy may establish special registration conditions for already existing projects of co-production of electric energy and hydrocarbons, in order to avoid the overlapping of projects, define the areas that will not be subject to registration and determine conditions, terms, requirements and obligations;
(iv)	the law states that the Colombian Government will develop the necessary regulations for the promotion and development of CCUS technologies. CCUS should be understood as the set of technological processes the purpose of which is to reduce carbon emissions in the atmosphere, capturing the CO2 generated on a large scale from fixed sources to store it under earth in a safe and permanent manner. Under the same logic, the Colombian Government will design a public policy to promote research and local development of technologies for the production, storage, conditioning, distribution, reelectrification, energy and non-energy uses of hydrogen and other low-emission technologies within six months after the entry into force of this law. Furthermore, the Ministry of Mines and Energy will promote the reconversion of mining and hydrocarbon projects that contribute to the energy transition. For this purpose, the National Hydrocarbons Agency and the National Mining Agency may design mechanisms and agree on conditions in current and future contracts that encourage the generation of energy through FNCE, the use of alternative energy sources, and the capture, storage and use of carbon;
(v)	the policy for the development of electric energy services in the so-called non-interconnected zones is strengthened through: (i) service reliability, (ii) transfer of resources for lower tariffs, (iii) transfer of assets, and (iv) hybrid solutions.
3.10.7.	Regulatory Framework for Energy Transmission

In the countries in which ISA operates, energy transport is a regulated and independent activity within the electricity sector’s production chain and is considered a natural monopoly, although there are different business models in the electricity industry in those countries. In particular, in Colombia and Chile, the transmission companies own the assets and infrastructure. In Peru and Brazil, companies obtain concessions to operate assets and infrastructure and revert ownership to governments once the concessions expire. In each of those models, the companies must provide the service with the quality standards defined by the regulation and, by virtue of this, receive the corresponding remuneration. The revenues are not affected by the supply and demand for electricity or the volume of electricity actually consumed by the end users.

In general, the revenues of transmission companies are comprised of two components: the first remunerates the investment at a regulated revenue, while the second remunerates the administration, operation and maintenance expenses required to provide the service with quality and efficiency. The revenues are adjusted on an annual, semiannual or monthly basis, based on inflation, as measured by the relevant consumer and producer price indexes or in some cases by the PPI or the WPI.

Colombia

Electricity transmission is defined by article 1 of CREG Resolution 24 of 1995 and article 1 of CREG Resolution 22 of 2001, applicable CREG regulations, as the transportation of electricity through national electricity transmission systems at a tension level equal to or greater than 220 kV and is remunerated through usage charges for constructive units that comprise the National Transmission System (STN).

Colombian regulations establish the responsibility of the State, through Mining and Energy Planning Unit (UPME), to prepare the Reference Generation Transmission Expansion Plan. The projects proposed in the STN expansion plans must be technically and economically feasible and must have the approval of the relevant environmental authorities mentioned above. The STN expansion procedure, as provided in applicable regulations including CREG Resolution 022 of 2001, guarantees a competitive bidding process summoned by UPME with respect to the construction, operation and maintenance of new electricity transmission expansion projects.

Pursuant to number IV of section a of article 4 of Resolution CREG 22 of 2001, ISA must present a proposal to participate in every bidding process summoned by UPME. Such bidding processes are awarded to the investor or bidder who offers the lowest present value to be received as expected annual income (IAE) for a period of 25 years. Once the 25 years payment period elapses, the successful bidder would be remunerated through the regulated revenue tariff methodology established by Resolution CREG 011 of 2009 for agents who operate existing transmission assets.

The remuneration applicable to existing assets is regulated by CREG Resolution 011 of 2009 by means of a regulated revenue tariff methodology, which establishes usage charges for constructive units, taking into account the reposition value; the administration, operation and maintenance costs; and some asset availability and quality indexes. Thus, the quality of the transmission service is defined according to asset availability and Energy Not Supplied (ENS). Transmission companies may be liable for deductions from their regulated revenue, when they are unable to provide a good service.

Brazil

The public electricity transmission service of the National Interconnected System (SIN) comprises the facilities of the Basic Grid (RB), Other Transmission Installations (DIT) and International Interconnection Installations. In accordance with Regulatory Resolution No. 67 of July 8, 2004, the RB comprises the SIN facilities with voltage level equal to or higher than 230 kV, while the RBF comprises the SIN power transformer units with voltage higher than or equal to 230 kV and lower than 230 kV. Transmission services are operated exclusively through concessions, in which the Brazilian government grants private agents, through bids, the right to build, operate and maintain the facilities.

The planning for the sector is centralized and conducted by Energy Research Company (EPE) and National Electric System Operator (ONS), which, with the support of the other agents of the sector, evaluate the need for expansion or reinforcement of the transmission system, identifying the necessary works that will be indicated to the Brazilian Ministry of Mines and Energy to compose the concession plan that National Electric Energy Agency (ANEEL) will use to issue reinforcement authorizations or bidding notices. It is ANEEL’s responsibility, based on the indications and definitions of the Electricity transmission subsidy plan (POTEE), to proceed with the concession process of the indicated works, promoting transmission tendering or authorizing existing transmission companies to implement the indicated works in their facilities.

As defined in module 4 of the Transmission Standards in Brazil, the quality of the transmission service is measured by the availability and operational capacity of the Transmission Function (FT). When the Transmission Function is available or operates with capacity restrictions, the transmission company suffers a reduction of its Allowed Annual Revenue (RAP) proportionate to this unavailability.

Peru

Transmission lines belong to four national systems: Guaranteed (SGT), Complimentary (SCT), Principal (SPT) and Secondary (SST), with this last one being the largest one.

There are basically three transmission plans that allow the expansion of the transmission network: (i) the Transmission Plan that is designed by Committee of Economic Operation of the Electrical System (COES) every 2 years and subject to the approval of MINEM, (ii) the Investment Plan approved by Energy and Mining Supervisory Authority (OSINERGMIN) and (iii) the Expansion Plan of the network subject to REP’s concession which must filed by REP before the MINEM.

The quality of the electricity service is governed by the Technical Standard for the Quality of Electricity Services (NTCSE), approved by Supreme Decree 020-97-EM of 1997. This standard establishes the minimum quality levels of the electrical services with regard to the quality of the product, supply, commercial and public lighting; as well as the obligations of the electricity companies and the clients that operate under the regime of the Electricity Concessions Law, Decree Law 25844.

Chile

The public electricity transmission service provided in the National Electric System (SEN) includes the installations of the following segments: (i) the National Transmission System, (ii) the Local Transmission System, (iii) the Dedicated Transmission System and (iv) the Transmission Systems for Development Poles.

Regarding the process of planning investments in transmission, the General Law of Electric Services (LGSE) establishes centralized planning directed by the National Energy Commission (CNE) for the National, Local and Development Poles Transmission Systems. This process is for a term of at least 20 years and will result in the expansion plan which defines new and expansion works will be mandatory. The regulation then defines two types of works, which are remunerated differently: (i) new work is a transmission line or electrical substation that does not exist and is projected to increase the capacity or safety or quality of service of the SEN and (ii) extension work is one that increases the capacity or the safety and quality of service of existing electrical lines and substations.

The conditions of safety and quality of service are contained in the Technical Standard of Safety and Quality of Service (NTSyCS). The quality of supply of generation and transmission services is evaluated through the index of unavailability of the transmission facilities.

3.10.8.	Regulation of the Toll Roads Concessions

Colombia

Beginning in the early 1990s, Colombia adopted modernization and economic liberalization policies, and implemented structural, institutional and industry specific reforms. These have included the expansion and promotion of infrastructure and public utilities in conjunction with the private sector. Different regulatory reforms have been implemented, such as Law 80, Law 105 and Law 1508 of 2012 (the “PPP Law”), with this latter one being one the most representative in this sector, by implementing the regulatory framework for the development of Public and Private Partnerships (PPP) in the different modes of transport, among others. Likewise, some laws related to PPP projects and the public procurement regime in general have been enacted, such as: Law 1150 of 2007, Law 1437 of 2011, Law 1474 of 2011, Decree 19 of 2012, Law 1682 of 2013, Law 1778 of 2016, Law 1882 of 2018, Law 2195 of 2022, oriented to introduce different mechanisms and procedures to strengthen and streamline the development of PPP projects.

Regulation of Public Private Partnerships

The PPP Law allows the execution of concession contracts in the different modes of transport, among other infrastructure. Under this law, payments to contractors are subject to delivery, availability and compliance by the contractor based on the criteria for availability and service levels defined in the contract.

PPP agreements must distribute the foreseeable risks among the parties, assigning them to the party in the best position to control the risk and mitigate its effects. Likewise, it must contain formulas for recognition of economic compensations to the contractor for the early termination of the contract and the constitution of a trust fund for the management of a project’s resources.

The PPP Law introduced a distinction between Public Initiative PPP Projects, which are proposed by the granting authorities and a qualified concessionaire is selected through a competitive bidding process, and Private Initiative PPP Projects, which were introduced to facilitate the structuring infrastructure projects or public services by the private sector. The implementing legislation of the PPP Law is compiled by Decree 1082 of 2015 and was recently modified by Decree 438 of 2021, through which, some definitions associated with PPP were implemented, in order to align rules between projects and national and territorial prioritization, define liquidity mechanisms to avoid early termination of contracts in Private Initiative PPPs, promote competition and establish requirements for the presentation of private initiatives, among others.

Furthermore, Law 1682 of 2013 provides tools to overcome common bottlenecks that usually affect the feasibility of transport infrastructure projects. The main contributions of Law 1682 of 2013 are:

●	Improved planning. Requiring the public entities and persons responsible for planning transportation infrastructure projects to consider the impact the project will have on utility networks, cultural and archeological heritage sites, protected areas, communities and land acquisition, among other things, during the structuring phase.

●	Land acquisition. Authorizing both administrative and judicial expropriation procedures. Real estate owners are allowed to grant a voluntary irrevocable permission to access and perform the required works in the property and if such permission is not granted within 15 days following the administrative expropriation order, the granting authority may request the eviction of the owner. Judges may seize the property on the grounds of public interest within ten business days following the request of the corresponding granting authority.
●	Utility Networks. Providing guidelines for the relocation of utility networks, in particular regarding the allocation of costs between the infrastructure project and the public utilities suppliers.
●	Environmental licenses. Not requiring environmental licenses for works or activities related to maintenance, rehabilitation and improvement of transportation infrastructure projects. Instead, the concessionaire may prepare an adaptation plan for the environmental guide (Plan de Adaptation of the Environmental Guide, or “PAGA”). Decree 769 of 2014 provides which works and activities are considered “improvement” of transportation infrastructure projects and do not require an environmental license.
●	PAGA. Pursuant to Decree 769 of 2014, PAGA is an environmental plan that provides, among other things, an identification and evaluation of the environmental impacts that could be caused by the relevant project, activity or work, the related environmental management program, a list of the required environmental permits and a contingency plan. Unlike the environmental licenses, PAGAs do not need to be approved by the environmental authorities. The concessionaire submits PAGAs to ANI and the intervenor for their approval or non-objection. However, any environmental permits listed on the PAGAs must be requested from and granted by the applicable environmental authorities prior to commencing construction of the respective functional unit.

4G – 5G Highway Concessions

In Colombia, 5 generations of road concessions have been developed since 1994, which have had as a differentiating aspect the allocation of risks between the state and the private partner, as well as the complexity of the transactions.

The 4G Program, which includes Public and Private Initiative Projects, aims to reduce Colombia’s infrastructure deficit, and consolidate the national road network by creating continuous and efficient connectivity between production centers, the country’s main ports and country boundaries.

Since 2019 some modifications to the 4G program have been promoted, giving rise to the creation of the 5G Program, which was launched through the document CONPES 4060 “Bicentennial Concessions” and seeks to regulate some key aspects for the development of infrastructure, under the premises of project sustainability based on 4 pillars: institutional, social, environmental, and financial. This 5G Program implements contractual modifications aimed at improving property management, risks associated with natural disasters, climate change, economic compensation for commercial risk, among others. As a characteristic feature, the 5G program comprises not only toll roads concessions, but also river dredging and navigation concessions, airport concessions and railway concessions

Chile

In order to improve the level of maintenance of the Chilean road infrastructure and reduce the demands on public finances, starting in the early 1990s, the Chilean government began to grant concessions, with a pre-assigned model of obligations and rights between the public and private sectors.

The execution, repair and conservation of public works are governed by the Statute of the Public Works Concessions Law (the “Concessions Law”), originally contained in Decree with Force of Law No. 164 of 1991, which allows persons and entities, to exploit the works and services of said public works that are the object of a concession.

Likewise, the following laws and decrees have been promoted in relation to Public and Private Partnerships (PPP) projects: Law No. 19,292 of 1993 Supreme Decree No. 900 of the Ministry of Public Works (MOP), Supreme Decree No. 956 of 1997 of the MOP, Law No. 20,128 of 2006, Law No. 20,190 of 2007 and Law No. 20,410 of 2010, all of which are aimed at facilitating the execution of projects under the PPP scheme.

The provisions of the concession contracts generally govern the term and termination of the concessions, the works to be carried out, the operation and maintenance obligations, government supervision, the maintenance reserve funds, certain fees payable to the government and the fees for toll that can be charged.

The concessionaire is normally responsible for the construction, financing, operation, and maintenance of the highway in accordance with the standards, specifications, and designs established by the Ministry of Public Works or, failing that, in the bidding conditions, and is obliged to correct any defect in the road that arises during the term. of the concession. In exchange for developing these activities, the concessionaire is entitled to retain substantially all toll revenues derived from the operation of the toll road during the term of the concession. The road itself and the accessories related to its operation remain the property of the government during the term of the concession.

Each concession establishes a schedule of tolls by vehicle category. Most concessions allow concessionaires to increase tolls annually in accordance with Chile’s IPC. Such toll increases can be made without government approval, although supporting documentation must be submitted to the MOP. All other toll rate increases must be approved by the MOP. The MOP has the right to terminate a concession without compensation before the expiration of its term in the event of the occurrence of specified events. Furthermore, the government has the legal right to seize any concession and claim all assets related to it.

3.11.	Technology, Environment, Social and Governance (TESG)

We have a long-standing commitment to make positive economic, social, and environmental contributions, and grounding our behavior on a solid corporate governance, a business conduct based on values and ethical principles, with transparency at the core. This work has been led considering the interests and expectations of our stakeholders, through initiatives and strategies that have been framed in strong corporate responsibility and sustainability. We have strengthened our metrics and reporting of environmental, social and governance (ESG) issues, in line with international standards, disclosing more clearly short, medium, and long terms targets, our performance against targets, and trends.

Furthermore, we have identified that Technology (T), using applied innovation and the revolution brought by the digital transformation, is a key catalyst to accelerate and achieve the necessary changes to address ESG challenges and opportunities. This is the new concept of TESG. The incorporation of TESG as a pillar of our 2040 Strategy marks a milestone that we expect will change the future of the Company, where its transformation into an energy company is leveraged by technology. With this, we validate our commitment to be a Company that moves towards value creation in a sustainable future.

The TESG pillar integrates technological innovation to environmental, social, economic and governance issues, enabling the exploration of innovative solutions which accelerate implementation and enhance scalability. In 2020, we reviewed our environmental, social, and governance (ESG) materiality assessment considering shifts in international trends, recognized ESG standards and instruments, potential risks and stakeholder’s expectations.

The materiality assessment identified 28 TESG issues that have or could have a significant impact (positive or negative) on our ability to generate value in the short, medium, and long term and/or a significant relevance to stakeholders. Based on this analysis, we identified materiality as a dynamic and recurring process that is constantly reviewed. In our disclosures, we will prioritize the following issues, based on their materiality:

●	Climate Change
●	Water Management
●	Local Development
●	Occupational Health and Industrial Safety
●	Biodiversity and Ecosystem Services
●	Talent attraction, development, and retention

●	Circular Economy
●	Air Quality
●	Fuel Quality
●	Energy use alternative sources
●	Process safety

In 2020, we also reviewed and updated our seven stakeholder groups (as defined below), given that their interests and expectations are considered in our materiality assessment. The methodology used for this update was based on the AA1000 standard. The purpose is to responsibly manage relationships with our key stakeholders, leveraging decision-making and strategic vision, resulting in long-term value creation. Our seven key stakeholder Groups are: (i) associates and partners, (ii) investors, (iii) clients, (iv) suppliers, contractors and their employees, (v) employees, retirees and their beneficiaries, (vi) state, and (vii) society and community.

Corporate Responsibility (which is overseen by Ecopetrol’s Secretary General) is the area responsible for consulting the perceptions and expectations of our seven stakeholder groups with respect to the 28 TESG issues and our attributes as a Corporate Citizen. In 2021 our annual stakeholder survey collected stakeholder perceptions on our management of material issues, the level of satisfaction with our delivery of value promises to each of our stakeholders, and stakeholder prioritization of ESG issues.

During 2021, we launched our Environmental Strategy defining eight strategic pillars:

Environmental Planning and Compliance

Based on the mitigation hierarchy principle, Ecopetrol S.A. undertakes a robust field baseline environmental and social sensitivity information within the project’s area of influence and conducts EIAs to identify potential environmental and social impacts at the early stages of project planning and design. Environmental Studies and diagnosis are developed to comply with regulatory requirements for environmental licenses and permits and environmental and social management plans are developed to minimize, mitigate, or compensate for impacts.

In 2021, 18 authorizations and four environmental licenses/management plans modifications were granted by the National Authority for Environmental Licenses (ANLA), and 53 permits were granted by environmental local authorities. In addition, 132 environmental permits were submitted for local and national authorities’ evaluation, and 41 archaeological programs were developed on site, based on the archaeological permits granted by the Anthropology and History Colombian Institute (ICANH, for its Spanish acronym).

Climate Change

As part of our efforts to contribute to the Sustainable Development Goals, the Paris Agreement and Colombia’s Nationally Determined Contribution (NDC), on March 25, 2021, we announced our plan to achieve net-zero Greenhouse Gas (GHG) emissions by 2050 (scopes 1 and 2), in line with our commitment to mitigate climate change and further the energy transition and the TESG agenda.

By 2030, we seek to reduce our CO2e emissions by 25% as compared to the 2019 baseline for scopes 1 and 2, which correspond to direct and indirect emissions associated with the purchase of energy. In addition, the Ecopetrol Group will seek to reduce 50% of our total emissions (scopes 1, 2, and 3) associated with the company’s value chain, which includes the use of its products, by 2050. However, we cannot offer any assurance on our ability to meet these goals by such dates.

To achieve these targets, we launched a program entitled “Net Zero Roadmap” focusing on four components: (i) permanent update and verification of the GHG inventory, (ii) review and optimization of a high emission intensity portfolio, and carbon price incorporation in the valuation process of future projects, (iii) gradual incorporation of competitive low carbon technologies (e.g., energy efficiency, reduction of gas flaring and fugitive emissions and vents, renewable energies, biofuels) and emergent technologies (e.g., green hydrogen and CCUS, energy storage of renewable energies), and (iv) implementation of Natural Climate Solutions (“NCS”) to abate residual emissions.

In 2021, we verified our GHG emissions inventory for the 2017 – 2020 period through a third-party, Ruby Canyon Engineering, and reduced 293,594 CO2e from new projects implemented during that year, exceeding the established annual target by 25%.

In addition to the efforts on decarbonizing our operations, we took additional measures to manage our climate-related risks and opportunities, through the following actions:

(i)	Adaptation and vulnerability: climate risks and vulnerability have been evaluated in the regions where the company has operations, to implement adaptation measures in the comprehensive management of water, ecosystems and biodiversity, infrastructure and to increase the capacity and resilience to extreme weather events.
(ii)	Innovation, research, and development: we advanced in further exploring opportunities to implement emerging low-carbon technologies like CCUS, in piloting hydrogen projects and in testing top-down and bottom-up technologies for the detection and measurement of fugitive emissions and vents in the upstream and downstream segments.
(iii)	Participation in public policy documents: the company articulates its climate ambition with government plans and strategies and participates in the construction of climate change regulations.

In November and December 2021, respectively, Cenit and the Oleoducto de los Llanos and Oleoducto Bicentenario pipelines received the Carbon Neutral certification from the Colombian Institute of Technical Standards and Certifications (ICONTEC). To achieve this, the companies developed a work plan with three major focus areas that also enabled their certification to extend for the next three years: (i) an emissions inventory, which requires tabulating a monthly and annual emissions estimate regarding the companies’ tons of CO2 emission, (ii) an emissions reduction portfolio to continue the companies’ expansion into renewable energies, and (iii) continuing to apply NCS as a compensation alternative, identifying opportunities for restoring strategic ecosystems, protecting biodiversity, enhancing ecosystem services, and contributing to the construction of more sustainable economies in the regions where they operate.

Water Neutrality (towards water net positive)

Ecopetrol S.A. aims to improve water use efficiency to reduce water-related impacts and potential associated conflicts, as well as promoting water security within the operation’s areas of influence. Water use is optimized also, to ensure production sustainability due to the operation’s dependence on water resources.

In the long term, we seek to reduce our water footprint aiming to achieve water neutrality, by reducing surface and groundwater use, reducing wastewater disposal, and thus promoting reuse and recycling, as well as promoting forest conservation and restoration actions in strategic water basins within projects and operations area of influence. These targets are aligned with our Corporate Strategy, the TESG agenda, and the United Nations’ Sustainable Development Goal 6, which seeks to guarantee universal access to drinking, safe and affordable water for all by 2030.

During 2021, 111.3 million cubic meters of water were reused, which means that 74% of the total water we require to operate is reused within the operation, a 15% increase compared to 2020. In addition, 40.1 million cubic meters of water were used (26% of total water required for our operations), resulting in a 4% decrease compared to 2020.

In 2021, the Llanito and Casabe Clean Technology Reconversion Programs were concluded which resulted in the suspension of 5 million cubic meters per year of wastewater disposal in surface waters of the Magdalena River.

Sustainable Production System and Biodiversity

Our biodiversity strategy is based on two components: (i) prevention and mitigation of biodiversity impacts and (ii) implementation of nature-based solutions, to offset residual impacts and actively respond to challenges related to climate change, water resources, and biodiversity management, food security, or disaster risks, among others. Each of these themes is described below.

(i)	Prevention and mitigation of biodiversity impacts:
●	Updated biodiversity information for decision-making and resilience analysis.

●	Incorporate the mitigation hierarchy in the planning and implementation of projects and operations.
(ii)	Implementation of nature-based solutions:
●	Large-scale interventions in priority areas to capture GHG emissions through NCS and generate additional biodiversity and social co-benefits.
●	Conservation initiatives to positively impact biodiversity and ecosystem services.

In 2021, we entered into partnerships with The Nature Conservancy (TNC), the Wildlife Conservation Society, South Pole, and Fundación Natura to develop our portfolio on nature based solutions. We also signed off a voluntary strategic partnership with Cormacarena (local environmental authority in the Meta Department) to develop payment for ecosystem services actions in the Guayuriba and Metica river basins, aiming to promote forest and biodiversity conservation.

In compliance with local and national environmental authority’s projects and operations requirements, during 2021, 14.08 hectares were planted within river basins, sustainable cattle grazing systems were developed in 34.3 hectares, agroforestry actions were developed in 21.5 hectares and 1.92 forest hectares were restored. In addition, 33 new conservation agreements were signed, and 128 conservation agreements were continued from previous years which are continuously being monitored.

In addition, we joined the World Economic Forum initiative “1t.org” and made a public pledge to protect 30,000 hectares of strategic ecosystems, plant 12 million trees and achieve the capture of at least 2 million tons of carbon emissions equivalent by 2030. We also joined the Taskforce on Nature-related Financial Disclosures – TNFD to contribute to the development of a framework for reporting risks and opportunities associated with natural capital.

In June 2021, with the technical support of the Alexander Von Humboldt Biological Resources Research Institute, we created a voluntary network of conservation areas, called “Ecoreservas”, aimed at protecting biodiversity and offering ecosystem services. The current Ecoreservas network includes fifteen designated areas covering 15,085 hectares which are located mainly in the Andes region, the Magdalena Valley and the Llanos region.

Circular Economy

Our circular economy model is a key driver that contributes to advance in the energy transition, achieve the net-zero emissions and water neutrality targets, and advance in achieving closed-loop cycles of materials and waste, and diversification of new businesses. Specifically, the adoption of a circular economy model allows us to:

(i)	further promote the efficiency in the use of materials and water and increase the recovery capacity of ecosystems,
(ii)	foster the identification of new business models that generate economic, environmental and social benefits, and
(iii)	increase innovation, technological advances and research and development of new products and services.

Clean Air and Quality of Fuels

The Clean Air strategic pillar was developed to promote prevention and mitigation actions for reducing air quality impacts. In addition, a Clean Air roadmap was developed as this element was classified as “outstanding” in Ecopetrol’s materiality analysis. The roadmap aims to reduce atmospheric emissions of criteria pollutants, to ensure environmental compliance based on operational practices and synergic initiatives with the decarbonization, energy transition and clean fuels agendas.

Key objectives include verifying the criteria pollutants emissions inventory which aims to be verified by a third party by 2023, develop goals for the production and refining operations, and develop key initiatives in accordance with the World Health Organization (WHO) Air Quality Guidelines.

In 2021, ISA defined an annual consolidated goal relating to the company’s reduction of CO2e emissions. This goal integrated potential CO2e emissions reductions from the “Conexión Jaguar” program and emissions reductions generated from voluntary actions of eco-efficiency for the management of SF6, energy and water consumption, generation of waste, and other emissions reductions relating to remote work. The specific goals of CO2e emissions reductions associated with SF6 and energy consumption were 1,937 tCO2e and 1,042 tCO2e. By the end of 2021, the consolidated performance of CO2 emissions reduction by SF6 was 371 tCO2e, which represents 19% of the goal, and the reduction of CO2 by energy consumption was 2,691 tCO2e, which represents a fulfillment of 2.6 times of the established goal.

In order to achieve these results, ISA has implemented several practices such as the use of real-time meters to identify SF6, preventive maintenance or refurbishing of high voltage circuit breakers to avoid gas leaks, development of a prototype to capture of SF6 before it is released into the atmosphere, reusing this kind of gas when the conditions allow it and appropriating final disposal of it. Moreover, some companies have been implementing different actions to reduce the consumption of energy, such as the installation of solar panels in some of ISA’s locations and electrical substations, the implementation of LED technology, the purchase of international renewable energy certificates I-REC. In connection with ISA’s toll roads business in Chile, the company has been using renewable energy supply on a third of one of the roads in this country.

Ecopetrol is also committed to improving the quality of the fuels it supplies in order to contribute to a better air quality and comply with fuel quality regulations. Taking advantage of being an integrated company, after April 2018, we have been significantly reducing the sulfur content in our diesel B2 (98% fossil and 2% biodiesel). In particular, in 2021 the diesel and the gasoline that we distributed in Colombia had an average of 13.3 ppm and 60.4 ppm of sulfur, respectively, below the current local regulations of 20 ppm in diesel and 100 ppm in gasoline. The Barrancabermeja and Cartagena refineries made adjustments to their operating schemes to be ready for the application of the new regulation limiting sulfur content to a maximum of 50 ppm in regular gasoline commencing in 2022.

Waste Management

The Waste Management pillar was developed to implement key actions on waste prevention, reduction and reuse thus promoting circularity actions by developing circular economy initiatives. This pillar has three main objectives: (i) reduction at the source, (ii) materials recovery based on the 9Rs circular economy concept, and (iii) disruptive technologies implementation.

In 2021 clear targets were defined for production and refining on waste reduction and waste reuse including hazardous and non-hazardous waste, for 2022 - 2024. Investments were made in the Barrancabermeja refinery wastewater treatment plant as part of the improvement of quality parameters towards discharge and improvement in the water footprint of this refinery.

During 2021 a total of 337,093 tons of waste were generated, a 13% increase as compared to 2020. This increase was expected as per the reactivation of the economy following the lifting of restrictions related to the COVID-19 pandemic.

Prevention and Remediation of Environmental Impacts caused by Operational Incidents

This pillar focuses on the prevention of operational incidents that may impact the environment, as well as remediating sites which have been historically impacted by improper practices used various decades ago mainly by former operators.

During 2021, seven incidents (greater than one barrel) lead to the spillage of 157.8 barrels, which had an impact on environmental features (surface water, groundwater, soil, flora and/or fauna). Although there is an increase in the number of incidents in relation to 2020 and 2019 (five and four, respectively), during the last three years the number of incidents has decreased compared to the past 10-year trend, primarily as a result of integrity management investments and operational discipline actions.

In addition, during 2021, 116.31 hectares of soil were remediated by using phytoremediation and bioremediation techniques on 20 previously identified and prioritized affected sites.

Further information can be found in our 2021 Sustainability Report which is available on our website at: www.ecopetrol.com.co. This report is provided for reference only and the information contained on the referenced website is not a part of or incorporated by reference into this annual report.

3.11.1.	Energy Initiatives

We have been undertaking significant efforts to make efficient and rational use of energy resources in our production processes and to reduce energy consumption, costs, and carbon dioxide emissions. Our pillars are efficiency, reliability, optimization, and energy diversification.

During 2021, we focused our efforts on strengthening our renewable energy portfolio, which currently includes projects such as the Cravo Norte Solar Ecopark (40 MW), Brisas Solar Ecopark (26 MW), Solar Cenit (23 MW), La Cira Solar Ecopark (56 MW), Rubiales Solar Ecopark (87 MW), Refineries (44 MW), and Solar rooftop (2MW), which will be developed with direct investment from us through EPC contracts or business models such as Power Purchase Agreement (“PPA”) or through partnerships.

With the entry into operation of the San Fernando Solar Ecopark in October 2021, the Ecopetrol Group achieved the inclusion of a total of 112.5 MW of renewable energy in its supply matrix, which means 8% of its installed capacity, and it became the largest self-generator of renewable energy in Colombia.

Production

During 2021, our production segment had an average monthly energy consumption of 374.86 GWhm (gigawatts per hour per month) for its direct operation, from which 62.5% was provided through self-generation and the remaining 37.5% with non-regulated energy purchased from the National Transmission System.

In 2021, we awarded a PPA for the construction of the Brisas Solar Ecopark, which will be located in the municipality of Aipe (Huila), will have an installed capacity of 26 MW, and is expected to come into operation by the end of 2022.

Transport

In October 2021, San Fernando Solar Ecopark, our second solar Ecopark, began operations and currently supplies renewable energy to our transport and production operations. This Ecopark has an installed capacity of 61 MW, which added up, along with the current capacity of the Castilla Solar Ecopark (21 MW), a total capacity of 82 MW of solar generation in 2021. The San Fernando Ecopark supplies part of the energy required by the San Fernando transport station and the Castilla field.

Refining

During 2021, the Barrancabermeja refinery’s average monthly energy consumption was 58 GWhm (gigawatts per hour per month), provided through self-generation, compared to 53 GWhm in 2020. Similarly, in 2020, the Cartagena Refinery’s average monthly energy consumption was 59 GWhm (gigawatts per hour per month), provided through self-generation, compared to 58 GWhm in 2020.

3.11.2.	HSE

This section describes the health, safety and environmental (HSE) practices of Ecopetrol S.A. Subsidiaries guidelines must be consistent with those established by Ecopetrol S.A.

3.11.2.1.	Ecopetrol S.A.

One of the principles that guides Ecopetrol S.A. is the commitment to our employees and the development of the communities in which we operate. For that reason, Ecopetrol S.A. is devoted to improving our health, safety and environmental practices.

The results of the HSE performance in 2021, compared with the prior year, were:

●	The severity of occupational incidents decreased in 2021 compared to 2020, with zero fatalities recorded in 2021 as compared to three fatalities recorded in 2020;

●	The Total Recordable Injuries Frequency (TRIF) was 0.44 in 2021, compared to 0.43 in 2020. The TRIF represents the number of employee or contractor injuries that require minimum medical treatment for every million hours worked, including fatalities, days away from work, restricted work and medical treatment cases;
●	A 133% increase in road accidents, with a balance of seven road accidents in 2021, as compared to three accidents in 2020, primarily due to increased activity and higher exposure observed in 2021, given the reactivation of operations, particularly in activities that have historically recorded higher accident rates and affected the indicator. Specifically, there was an increase in the mobilization of drilling and subsurface equipment, as well as an increase in the mobilization of personnel between the company’s facilities and/or operating bases;
●	An improvement in reporting minor oil spills and identifying their causes, due to a better asset integrity and maintenance programs monitoring;
●	Three Tier 1 process safety incidents in 2021, from five incidents in 2020;
●	An increase of 21% in the amount of oil spilled. In 2021, 157.8 barrels were spilled as compared to 125 barrels in 2020.

We have several programs in place aimed at increasing the safety of our industrial processes and minimizing the number of occupational accidents and other major incidents. Our HSE management model is based on key focus areas that are aligned with our integrated management system.

Total Recordable Injuries Frequency – Employees and Contractors

Ecopetrol S.A. places an important emphasis on understanding, monitoring, and controlling the health and safety impacts on workers and contractors.

In 2021, 49 recordable cases occurred, where 31% led to restricted work, 10% required medical treatment and 59% led to lost days. There were not fatal incidents. Additionally, we had a 2% increase in the number of recordable cases compared to 2020, primarily as a result of increased work hours in 2021 and the economic reactivation observed in Colombia following the lifting of restrictions related to the COVID-19 pandemic.

Graph 7 – Total Recordable Injuries Frequency – Employees and Contractors (*) (**)

*    Number of employee or contractor injuries requiring minimum medical treatment for every million hours worked.

**    Includes data for Ecopetrol S.A. but does not include data for subsidiaries of Ecopetrol.

Contingency Plans and Environmental Remediation

In order to protect and minimize damage to people, the environment, and assets, Ecopetrol S.A.’s operational areas have documented, updated, disclosed and trained emergency and contingency plans to guarantee immediate, timely and effective intervention in the event of emergencies and disasters that may occur in our facilities and operations.

Emergency and contingency response plans are prepared in accordance with Colombian legal requirements and considering internal emergency guidelines. These plans, which have the approval of the National Authority for Environmental Licenses (ANLA), are articulated with municipal emergency response strategies and risk management procedures of the territories where we operate.

The main results obtained in the implementation of the emergency and contingency plans for 2021 by Ecopetrol S.A. are presented below:

●	30 Updated Emergency and Contingency Plans that include identifying emergency and disaster scenarios, strategies, and procedures to respond to emergencies of a technological origin (spills, fires, explosions, events involving hazardous materials, emergencies of natural origin, socio-natural, anthropic, of electrical origin, events that affect people, among others) caused by other types of operational or environmental risks.
●	Definition and implementation of resources, equipment, and tools.
●	An expert workshop was held with the participation of an average of 170 people to ensure the sustainability of the unified model of emergency management, command, and control, which allows organized and goal-oriented decision-making, implemented by Ecopetrol S.A. since 2010.
●	Definition and implementation of resources, equipment, and tools.
●	Execution of 266 drills in 2021 where all types of emergency scenarios were tested.
●	Definition of mechanisms for activation, notification, reporting to entities and authorities, and early warning system to communities.
●	Signing of 9 mutual assistance schemes with formalized cooperation and coordination schemes in various regions of the country.
●	Operational information and communications available to assess and conduct a situational analysis of emergency events.
●	Training programs for workers who are part of the emergency response brigades.

Ecopetrol S.A. continuously implements training programs for all personnel involved in emergency or contingency response plans. In 2021, 2,671 trainings took place to improve our employees’ skills.

Graph 8 – Trained Personnel 2021

Frequency of Process Safety Incidents

Our Process Safety Management (PSM) strategy is to: (i) define high-risk processes, (ii) prioritize intervention in high-risk processes and (iii) apply all PSM elements in the prioritized high-risk processes.

Loss of primary containment is the number of unplanned or uncontrolled releases of oil, gas or other hazardous materials.

We report Tier 1 process safety events per million hours worked, which are the losses of primary containment of greatest consequence causing harm to a member of the workforce, costly damage to equipment or exceeding defined quantities according to API-754. The reporting thresholds for API-754 Tier 1 is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process that results in one or more health, safety or environmental consequences set forth under those guidelines. In 2021, there were 0.03 Tier 1 process safety incidents per million hours worked, a decrease from the 0.05 recorded in 2020.

Frequency of Tier 1 process safety incidents per hours worked (per million hours worked):

Graph 9 – Tier 1 Process Safety Incidents (*) (**)

*    Tier 1 process safety incidents per million hours worked (API-754).

**    Includes data for Ecopetrol S.A. classified according to the criteria in API-754 Tier 1 but does not include Ecopetrol S.A.’s subsidiaries.

Environmental Incidents

In 2021, Ecopetrol S.A. recorded 7 environmental incidents greater than one barrel, compared to 4 in 2020. The volume of oil spilled in these incidents was 157.8 in 2021, an increase from 125 barrels in 2020.

Corrective and mitigation actions implemented by Ecopetrol S.A.

In due course, Ecopetrol S.A. carried out all the social, environmental, and technical actions to fully attend the event and mitigate other damages and manage the incident, in compliance with the obligations contained in Law 1523 of 2012, Presidential Decree 321 of 1999 and the contingency plan of the Lisama Well.

After closing the event and abandoning of the well, Ecopetrol S.A. continues to implement environmental recovery actions, in accordance with the orders given by and in coordination with the environmental authorities. Likewise, voluntary social investments have been fulfilled.

Investigations and legal claims

Investigations

As of the date of this annual report the following investigations are being conducted by environmental authorities and control agencies in respect of the incident:

On January 20, 2020, Ecopetrol S.A. was informed that the ANLA, in the course of the administrative process initiated by said authority as a consequence of the events occurred during the Lisama 158 well spill, decided to impose a fine on Ecopetrol S.A. in an amount of COP$5.155 million. In the course of said administrative process, the ANLA exonerated Ecopetrol S.A. from liability for some charges, due to the fact that ANLA evidenced that Ecopetrol S.A. had activated its contingency plan and implemented the corresponding actions. It also mentioned that Ecopetrol S.A.’s environmental control actions were taken in an appropriate manner. Nonetheless, it decided to impose the fine, because the ANLA considered that the actions were not taken in a timely manner and because, it considered that Ecopetrol S.A. did not adopt and implement the necessary actions to correct the mechanic failures in the well, in order to prevent the environmental damage. On February 11, 2020, Ecopetrol S.A. filed a reconsideration appeal before ANLA requesting the reversal of this decision. On February 9, 2021, through Resolution 290, the decision of the ANLA was announced and reduced the fine to COP$3,863,918,267. The file is now closed by the environmental authority.

Ecopetrol S.A. complied with ANLA’S decision and paid the penalty on February 17, 2021. However, Ecopetrol S.A. requested the annulment of the sanction before the High Administrative Court on June 9, 2021. The lawsuit was admitted by the court on February 18, 2022.

The Attorney General’s Office (First Solicitor’s Office Delegate for Administrative Supervision) opened disciplinary investigations against certain of Ecopetrol S.A.’s employees for alleged disciplinary infringements related to the oil well abandonment process.

An initial suspension order against those Ecopetrol S.A. workers was at first issued and lifted in August 2018. Currently, their investigations finished the probationary stage.

The Prosecutor’s Office – National Human Rights Unit and International Human Rights has conducted a preliminary investigation against Ecopetrol S.A. and governmental employees for the alleged crime of environmental pollution due to the exploitation of mining or hydrocarbon deposits. Currently, the investigation is in the pre-trial stage.

Agreement with fishermen and fish traders

On July 28, 2021, Ecopetrol S.A. and a fishermen group certified by the Fishing and Aquaculture National Authority (AUNAP for its acronym in Spanish), made an arrangement for an economic recognition regarding the affectations caused by the Lisama 158 event. Ecopetrol S.A. reached an arrangement with AUNAP, as well with the local fish traders associations from Barrancabermeja ASOCORAMB (Asociación De Comerciantes Del Sector La Rampa De La Ciudad De Barrancabermeja) and ASOCOPROPAL (Asociación de Comerciantes de Pescado). Due to these arrangements, 893 fishermen and 118 fish traders got a compensation for COP$7,604,361,878.

Ecopetrol S.A. simultaneously agreed to continue with the actions contained in the Environmental Recovery Plan (PRA for its acronym in Spanish), which were accepted by the ANLA as environmental recovery of the area affected by the event.

Legal Claims

As of the date of this annual report:

There are two more actions that have been filed before the Administrative Court of Santander, related to the Lisama 158 incident:

Approximately 600 people, members of the community and fishermen who live in the vicinity of where the incident took place, filed a class action in the amount of COP $614,503,232,689, seeking compensation for damages allegedly suffered as consequence of the incident. As of the date of this annual report the court has not scheduled a hearing date. On September 25, 2020, Ecopetrol S.A. informed Mapfre Seguros Generales de Colombia S.A. that it was seeking to invoke guarantee coverage by the guarantors.

Senator Antonio Eresmid Sanguino filed a class action, seeking protection of collective rights (no compensation or indemnification petitions), arguing that the incident led to the destruction of (i) people´s health and (ii) damages to the environment caused by the incident.

On October 2, 2018, the Administrative Court of Santander (competent judge) issued an interim measure whereby the latter ordered different authorities and Ecopetrol S.A. to perform various activities to prevent any additional environmental damage to occur.

On January 16, 2020, the High Court for Administrative Matters (Consejo de Estado) revoked the interim measure imposed by the Administrative Court of Santander, considering that with the abandonment of the well “the risk that caused the production of the spill has been surpassed”. In its ruling, the High Court for Administrative Matters also mentioned that Ecopetrol S.A. has been taking the necessary actions to solve the damages produced by the incident, and also implemented the actions to repair the alleged damage. As of the date of this annual report, both complaints were properly answered, and we are still awaiting for the commencement of the evidentiary stage.

On March 22, 2018, Ecopetrol S.A. made a claim to MAPFRE SEGUROS GENERALES DE COLOMBIA S.A., based on its Control of Well Policy and received the US$19 million in October 2019. Thereafter, as a result of the third-party liability policy claim objection, Ecopetrol S.A. has taken the relevant actions to obtain the guaranteed coverage of guarantors. On February 27, 2020, Ecopetrol S.A. filed a lawsuit against “MAPRE SEGUROS GENERALES DE COLOMBIA S.A.” to obtain recognition and payment of COP$128,807,833,685 based on civil liability. The court admitted the lawsuit on January 20, 2022.

3.11.2.2.	Cenit

Cenit, as head of the transportation segment of the Ecopetrol Group, established and implemented the HSE management system based on Decree 1072 of 2015 in 2017 and Resolution 0312 of 2019 in 2020, it has also evolved aligning itself to the process model of the Integrated Management and Continuous Improvement System (SG-MC) adopting the denomination of “Element Commitment to Life and Safety Processes” and from there the goals and indicators have been defined in order to measure the management to the compliance of the HSE plan and the establishment of lessons learned and best practices within the industry.

3.11.2.3.	Cartagena Refinery

In 2021, approximately 6,194,468 man-hours were employed conducting Reficar’s business activities. Our HSE performance indicators for Total Recordable Incidents Frequency (TRIF), Process Safety Incident (PSI), and Environmental Incident (EI) were well within our established expectations.

The following table covers Reficar’s TRIF for 2019, 2020 and 2021, which includes Ecopetrol Operation and Maintenance (O&M), Reficar and subcontractors. The table presents statistics related to operating and maintenance activities. Reficar has not reported fatalities during the period 2010 – 2021.

Table 49 – Performance Indicators

	For the year ended December 31,
Metric	2021	2020	2019
Man-hours	6,194,468	5,179,194	6,538,295
Recordable accidents	8	1	1
Total recordable incidents frequency (TRIF)*	1.29	0.19	0.15
Environmental Incidents (EI)	—	—	—
Process Safety Incidents (PSI)	—	—	—
*	These risks were associated with normal operations.
3.11.2.4.	ISA

For ISA and its companies, it is important to protect and preserve the health and safety of workers, regardless of the type of contractual relationship, guaranteeing safe work environments, self-care, and the application of good prevention practices. This high commitment to people is expressed in the occupational health and safety policy, which seeks to offer safe working environments and healthy lifestyles.

ISA monitors two main indicators that contain its goals in terms of safety and health at work and that are part of the comprehensive management chart and variable compensation: (i) reduce events with a high potential for seriousness and (ii) the frequency of work accidents in own workers and contractors.

There is a process of continuous improvement of the occupational health and safety management system in ISA’s subsidiaries with high-risk activities, whose purpose is to manage occupational hazards and contemplate the execution of activities aimed at protecting the lives of people and that is maintained through the health and safety management systems certified under quality management systems and complying with the provisions of the legislation of each of the countries in which ISA is present.

Accident Management

During 2021, exposure to occupational risk increased by 21.97%, with 8.1 million additional man-hours of work compared to 2020, primarily as a result of an increase in the contractors’ and employees’ man-hours in Companhia de Transmissão de Energia Elétrica Paulista (CTEEP) and Red de Energía del Perú (REP). Nonetheless, the integrated accident frequency rate (own personnel and contractors) decreased by 2.86% compared to the same period. Throughout the year, the number of work accidents per 1,000,000 hours of work has been lower, as set forth in the table below:

Table 50 – Integrated Frequency Index for Employees and Contractors

	For the year ended December 31,
Metric	2021	2020	2019
Man-hours worked(1)	44,550,560	36,526,796	36,033,784
Total accidents	378	319	457
Frequency rate(2)	8.48	8.73	12.68
(1)	Costera is not included.
(2)

Frequency Rate calculated as: (Occupational accidents in the period/man-hours of exposure during the period)*1,000,000. It considers all workplace accidents, including those that did not result in lost time injuries.

Fatal Accidents

During 2021, there were three fatal accidents involving ISA’s CTEEP contractors. The first accident occurred while the disconnector of one of the 138 kV transmission lines was being assembled, the second in preparation for the transport of a backhoe, and the third while disconnecting a structure jumper on the transmission line.

3.12.	Related Party and Intercompany Transactions

Set forth below is a description of material related-party transactions. For additional information about transactions with related parties, see Note 31 to our consolidated financial statements.

Ocensa

Ecopetrol S.A. has entered into a number of agreements with its 72.65%-owned subsidiary, Ocensa, of which the following are the most significant:

In March 1995, Ecopetrol S.A. entered into an agreement for the transportation of crude oil through the Ocensa pipeline. Pursuant to the terms of this agreement, Ecopetrol S.A. was required to make monthly payments that varied, depending on both the volume of crude oil transported through the pipeline and a tariff imposed by Ocensa based on Ocensa’s financial projections and their expected volumes of crude oil. On January 17, 2013, this agreement was amended as a result of Ocensa’s new business model. Among other changes, this amendment to the transportation agreement establishes the payment of the tariff, calculated according to resolutions issued by the Ministry of Mines and Energy. In 2013, another amendment was executed that modified the terms by which the payments of invoices should be made. In 2020, an amendment including security standards for the supply chain was executed.

On July 29, 2014, after Ocensa implemented and carried out an open process to receive offers to enter into transportation agreements for an extended capacity of approximately 135,000 barrels per day in Ocensa’s pipeline (the P135 Project), Ocensa accepted the proposal made by Ecopetrol S.A. to enter into a ship-or-pay transportation agreement for 70,000 barrels per day of crude.

On November 20, 2014, after a total and definitive assignment agreement that was notified to Ocensa on December 15, 2016, Ecopetrol S.A. became the successor of Hocol, of a ship-or-pay transportation agreement for 17,500 barrels per day, thus increasing our contracted capacity in the P135 Project to 87,500 barrels per day.

On July 1, 2017, with the consent of Ecopetrol S.A. and Ocensa, and as contemplated in the Act of Commencement of Operations issued by the Ministry of Mines and Energy (Resolution 31344 dated April 27, 2017), Ocensa started supplying increased capacity in the P135 Project.

On July 17, 2018, Ecopetrol S.A. and Ocensa entered into an amendment to the P135 Project ship-or-pay transportation agreements mentioned above (consisting of a capacity of 87,500 barrels of crude per day) in order to adjust the standard tariff and monetary conditions. This followed Ocensa having entered into a settlement agreement as approved by an arbitration panel with Frontera Energy Colombia and executed on May 15, 2018, pursuant to which the transportation tariff and monetary conditions in Ocensa’s ship-or-pay transportation agreement with Frontera Energy Colombia in respect of the P135 Project were adjusted. Therefore, in application of regulatory principles, Ocensa offered similar terms to the remaining shippers of the P135 Project, including Ecopetrol S.A., and executed (i) settlement agreements with those who accepted Ocensa’s offer and (ii) the corresponding amendments to the transportation agreements.

In 2021, payments made by Ecopetrol S.A. under these two agreements amounted to US$ 1,012.15 million.

On October 28, 2013, Ecopetrol entered into a natural gas supply contract in force until November 30, 2018, pursuant to which Ecopetrol S.A. supplies gas to Ocensa and receives a fixed price per MBTU (Million British Thermal Units). This agreement replaced the contract for natural gas supply in Cusiana entered into in December of 2004, under which Ocensa paid a variable rate to Ecopetrol. Since December 1, 2018, the parties have agreed to extend the term of the agreements for one-year terms, most recently on December 1, 2021, when the term of the agreement was again extended for another one-year term until November 30, 2022. In 2021, Ecopetrol S.A. received an aggregate sum of US$ 3.4 million under the contract.

Ocensa has entered into the following agreements, among others, with some of our other subsidiaries:

In March 1995, Equión and Santiago Oil Company entered into agreements for the transportation of crude oil through the Oleoducto Central S.A. (Ocensa) pipeline. Equión and Santiago Oil Company currently hold 5% of transportation rights in Ocensa. In 2014, the transportation fees billed by Ocensa were: Equión (US$ 44.4 million), Santiago Oil Company (US$ 3.8 million) and Hocol (US$ 30.8 million). On January 17, 2013, this agreement was amended as a result of Ocensa’s new business model. Among other changes, the amendment to the transportation agreement establishes that tariff payments are to be calculated according to resolutions issued by the Ministry of Mines and Energy. On May 23, 2013, another amendment was executed that modified the terms by which the payments of invoices should be made. Hocol paid Ocensa, as assignee of transportation rights from original shippers, US$ 25.45 million in 2021.

Oleoducto de Colombia S.A. (ODC)

Ecopetrol S.A. entered into the following agreements with its 73%-owned subsidiary, ODC:

In July 1992, a ship-and-pay agreement was signed for the transportation of hydrocarbons. Pursuant to this agreement, Ecopetrol S.A. must pay a previously agreed tariff for the volume of hydrocarbons transported. The duration of this agreement is indefinite; however, the contract will remain in force as long as Ecopetrol S.A. holds shares in Oleoducto de Colombia S.A., whether directly, or through an affiliate. As of January 2013, the parties agreed that the applicable tariff would be the one set by the Ministry of Mines and Energy (the MINEM Tariff). The last tariff update by the MINEM was in 2019 for a four-year term, with a yearly adjustment based on macroeconomic variables. In 2021, payments made by Ecopetrol S.A. under this agreement amounted to US$ 154.08 million.

In August 1992, an operation and maintenance agreement was signed for the Vasconia and Coveñas terminals both property of ODC. The duration of this agreement is indefinite but can be terminated by any party upon six months’ notice. The initial contract included services rendered by Ecopetrol S.A. directly or by third-party contractors hired by Ecopetrol S.A. through mandate, with a variable surcharge over expenses and third-party contracts between 5% and 12% plus any applicable taxes. In 2014, an amendment to the agreement was signed, adjusting the monthly fixed rate to include expenses of services rendered directly by Ecopetrol S.A., plus an additional 10% fee, and to eliminate the administrative surcharge. The contract also includes a variable sum related to contracts and purchases made by Ecopetrol S.A. through mandate. In March 2015, the monthly rate was adjusted for both Vasconia and Coveñas Stations. In March 2016, an amendment to the agreement was signed, adjusting the agreement’s scope to include the pipeline’s maintenance and adjusting the monthly fixed rate. In December 2017, an amendment to the agreement was signed, adjusting the agreement’s scope according to the change of the maintenance model of the midstream segment and including the Caucasia station and the Vasconia-Coveñas pipeline system into the scope. In March 2018, the parties amended the agreement in order to narrow the scope to the purchase and contracting management and adjust the monthly rate. In February 2019 the scope of this agreement was amended to include planning, structuring, administration, and execution of the agreements signed with the Ministry of National Defense (Fuerzas Militares de Colombia). In July 2020, an amendment to the agreement was signed, adjusting the monthly fixed rate. In 2021, three amendments to the agreement were signed, adjusting the scope of the contract and the monthly fixed rate. This agreement expired May 31, 2021, was not renewed and pursuant to its terms, ODC paid Ecopetrol S.A. approximately US$ 0.99 million in 2021.

In March 1998, a joint operation agreement was signed for the TLU-1 Coveñas buoy. The duration of this agreement is indefinite and can be terminated by mutual agreement. In December 2013, Ecopetrol S.A. assigned its rights under this agreement to Cenit, though Ecopetrol S.A. kept its role as operator under the agreement. On September 15, 2021, Ecopetrol S.A. ceased its role as agreement´s operator. Pursuant to the terms of this agreement, ODC paid Ecopetrol S.A. approximately US$ 0.002 million in 2021.

In September 1999, a joint operation agreement was signed for the TLU-3 Coveñas buoy between Ocensa, ODC and Ecopetrol. The duration of this agreement is indefinite. In December 2013, Ecopetrol S.A. assigned its rights under this agreement to Cenit, though Ecopetrol S.A. kept its role as operator under the agreement. On September 15, 2021, Ecopetrol S.A. ceased its role as operator and pursuant to the terms of the agreement, ODC paid to Ecopetrol S.A. approximately US$ 0.63 million in 2021.

ODC has entered into the following agreements with some of our other subsidiaries:

Between March 1992 and January 1993, Hocol, Equión and Santiago Oil Company each entered into agreements with ODC for the transportation of crude oil through the Vasconia-Coveñas pipeline. The term of each of these agreements is indefinite. As of January 2013, the applicable tariff is the one set by the Ministry of Mines and Energy. In 2021, the transportation fees billed by ODC were: Equión (US$ 0.53 million) and Hocol (US$ 0.86 million).

Oleoducto de los Llanos Orientales (ODL)

Ecopetrol S.A. has entered into the following agreements, among others, with its 65%-owned subsidiary, ODL:

In December 2009, Ecopetrol S.A. entered into a service agreement with ODL to transport crude oil. This agreement was replaced in January 2014 by a new agreement that expired in December 2020. This is a ship-or-pay agreement covering 167,000 bpd for 2014, 149,000 bpd for 2015 and 139,000 bpd until 2020. In January 2017, this agreement was amended in order to maintain the economic and commercial balance for the parties, based on changes to the standard condition of the system (to transport crude oil with a 690 cStk viscosity), reducing the “ship-or-pay” capacity from 139,000 bpd to 129,139 bpd until December 2020. On March 5, 2021, Ecopetrol S.A. and ODL entered into an amendment that adjusted terms and definitions, in order to transport barrels that were paid for but were not transported. On November 25, 2021, Ecopetrol S.A. entered into an amendment that adjusted terms and definitions of the applicable TRM and extended the term to provide ship-and-pay transportation services until November 2026. Payments by Ecopetrol S.A. under this contract were COP$ 711.02 billion in 2021.

In March 2010, Ecopetrol S.A. entered into a pipeline operating and maintenance agreement with ODL. This agreement had an original five-year term and was amended in 2015 to extend the term another ten years, adjusting certain conditions. In January 2017, this agreement was partially assigned by Ecopetrol to Cenit, due to matters related to the management of plants and pipeline assets. In August 2017, the maintenance obligations were partially assigned by Ecopetrol to a third party. In October 2017 and February 2018, the name of the contract, some technical definitions and the annexes of the contract were updated and certain of Ecopetrol’s obligations were removed, in line with the partial assignment. In March 2020 the agreement was finished by the term of the contract and the new one was assigned to a third party. Pursuant to the terms of this agreement, ODL paid Ecopetrol S.A. COP$ 0.03 billion, plus applicable taxes, in 2021 in connection with the termination of such agreement.

On August 1, 2015, ODL entered into an indefinite management agreement with Oleoducto Bicentenario by means of which ODL receives legal representation and provides management services to Oleoducto Bicentenario. On August 1, 2017, the agreement was amended in order to change the way ODL is remunerated by this service, improving the structure of the agreement. Pursuant to the terms of this agreement, Bicentenario paid to ODL COP$ 8.01 billion plus applicable taxes in 2021.

Oleoducto Bicentenario de Colombia S.A.S.

Ecopetrol S.A. has entered into the following agreements, among others, with its 100% owned subsidiary, Oleoducto Bicentenario:

In June 2012, Ecopetrol S.A. entered into ship-or-pay and ship-and-pay agreements with Oleoducto Bicentenario for the transportation of crude oil from Araguaney to Banadía that established a price which requires the payment of Oleoducto Bicentenario’s indebtedness to local banks for 12 years. This tariff is collected through a trust; the trust is also responsible for making the debt service payments to the banks. The duration of the ship-or-pay agreement is the earlier of 12 years or when the credit has been entirely paid, and the duration of the ship-and-pay agreement is 20 years after the ship-or-pay terminates. Under these agreements, Oleoducto Bicentenario has committed to transport at least 110,000 bpd, of which 55% of the agreement volume is provided directly by Ecopetrol S.A. and 0.97% indirectly by Hocol. In March 2014, the parties signed an amendment to these agreements under which Oleoducto Bicentenario acknowledges having received an advance tariff payment which can be amortized through volumes of crude transported in excess of 110,000 bpd. In April 2015, these agreements were amended to modify certain definitions to reflect new terms from the negotiation of the debt, which included a modification of participant banks and a reduction of the interest rate. In March 2017, the parties signed an amendment to these agreements in order to include the terms and conditions of the “contingent service” that involves the transportation of crude oil from Banadía to Araguaney when this service is required and includes a ship-or-pay commitment of 270,000 bpd when the contingent service is needed. In addition, this amendment includes an equivalent credit note of one and a half days of service into the original ship-or-pay agreement for the transportation of crude oil from Araguaney to Banadía. Hocol has signed an amendment to the transportation agreement from Araguaney to Banadía, in order to receive the related credit note in case that the availability of the service in that direction is suspended in order to enable the contingent service (Banadía-Araguaney). In September 2017 the agreement was amended to specify that the “contingent capacity” could be over 180,000 barrels per any “contingent service” operation and to extend the term until July 30, 2018. In July 2018, the agreement was amended to extend the term to provide the “contingent service” until March 23, 2019. In September 2018, this agreement was assigned by Hocol to Ecopetrol S.A. In November 2018, the agreement was amended to remove the restriction on the number of contingent services during 2018. In March 2019, the agreement was amended to extend the term to provide the “contingent service” until June 21, 2019. In June 2019, the agreement was amended to extend the term to provide the “contingent service” until September 21, 2019. In September 2019, the agreement was amended to extend the term to provide the “contingent service” until December 21, 2019. In October 2019, the agreement was amended to remove the restriction on the number of contingent services during 2019. In December 2019, the agreement was amended to extend the term to provide the “contingent service” until June 21, 2020. In June 2020 and December 2020, the agreement was amended to extend the term for six months to provide the “contingent service” until June 21, 2021. During 2021, the contract was amended various times to extend the “contingent service” until November 30, 2022. On November 9, 2021, the agreement was amended to adjust the conditions pursuant to which it may be assigned to third parties without prior approval of banks. Pursuant to the terms of these agreements, in 2021, Ecopetrol S.A. and Hocol paid COP$ 776.94 billion to Bicentenario S.A.

In June 2012, Ecopetrol S.A. and Hocol entered into storage or pay and storage and pay agreements with Oleoducto Bicentenario. Under these agreements, Oleoducto Bicentenario is committed to receive, store, preserve and deliver our crude oil. The storage or pay agreement will terminate when Oleoducto Bicentenario’s indebtedness to local banks has been entirely paid, and the duration of the storage and pay agreement is 20 years after the storage or pay agreement terminates. In April 2015, this contract was amended to modify certain definitions to reflect new terms from the negotiation of the debt, which included a modification of participant banks and a reduction of the interest rate. In September 2018, this agreement was assigned by Hocol to Ecopetrol S.A. Pursuant to the terms of this agreement, Ecopetrol S.A. and Hocol paid to Bicentenario COP$ 35.41 billion, plus applicable taxes, in 2021.

In August 2012, Ecopetrol S.A. entered into an Operation and Maintenance agreement for the Araguaney – Banadia pipeline system. The duration of this agreement is 15 years. This agreement was partially assigned in January 2017 by Ecopetrol to Cenit due to matters related to the management of plants and pipeline assets. In July 2018 Oleoducto Bicentenario and Cenit signed a settlement agreement to recognize costs related to this contract. The scope of the contract assigned by Ecopetrol to Cenit was terminated by the mutual agreement of the parties (Bicentenario and Cenit) in March 2020. In January 2021 the contract with Ecopetrol was terminated by mutual agreement of the parties and the new one was assigned to a third party. Pursuant to the terms of those agreements, Bicentenario paid Ecopetrol S.A COP$ 0.54 billion, plus applicable taxes, in 2021.

In November 2017, the maintenance obligations of the transportation system (from the first agreement mentioned in the preceding paragraph) were partially assigned to a third party. During December 2017, the agreement with Ecopetrol S.A. was modified to exclude from its scope the Araguaney and Banadía Stations’ maintenance. In November 2018, the pipeline maintenance obligations were extended until April 2019. In April 2019, the pipeline maintenance obligations were extended until July 2019. In July 2019, the pipeline maintenance obligations were extended until October 2019. In October 2019, the pipeline maintenance scope was substituted by technical supervision and in July 2020, the technical supervision scope was terminated by mutual agreement of the parties. However, the operational scope of the contract is still valid. Pursuant to the terms of this agreement, in 2021 Bicentenario paid Ecopetrol S.A. COP$ 0.83 billion, plus applicable taxes.

Ecodiesel

Ecopetrol S.A. entered into a supply agreement for the Barrancabermeja refinery, with Ecodiesel Colombia S.A. (Ecodiesel), a company in which Ecopetrol S.A. has a 50% equity interest. The current agreement began on February 1, 2021 (“renewed agreement”) and expires on January 31, 2026. Pursuant to the terms of the renewed agreement, Ecodiesel must deliver to Ecopetrol S.A. and Ecopetrol S.A. must in turn purchase a minimum of 50,880 barrels of Ecodiesel’s biodiesel production each month. Payments vary depending on the purchased volumes and the prices of biodiesel. In 2021, Ecopetrol S.A. paid a total of COP$415 billion under the current agreement. Prior to this agreement, Ecopetrol S.A. and Ecodiesel were parties to a similar agreement that terminated on January 31, 2021, payments in 2021 by Ecopetrol S.A. under such prior agreement amounted to COP$ 28.3 billion.

Additionally, Ecopetrol S.A., as Reficar’s legal agent, signed another supply agreement with Ecodiesel on October 1, 2020, that is valid until September 30, 2023. Pursuant to the terms of this agreement, Ecodiesel must deliver to Reficar, and Reficar must in turn purchase a minimum of 10,400 barrels of Ecodiesel’s biodiesel production each month. In 2021, Reficar paid a total of COP$ 105.4 billion to Ecodiesel under this agreement.

In 2021, Ecopetrol S.A. bought COP$ 443.1 billion worth of biodiesel from Ecodiesel for its own consumption and COP$ 105.4 billion worth of biodiesel for Reficar’s consumption.

Savia Peru S.A.

On February 19, 2016, Ecopetrol S.A., as lender and shareholder of 50%, and Savia Perú S.A., as borrower, entered into a five-year loan agreement for an aggregate principal amount not to exceed US$ 70 million. The proceeds of the facility were used to (i) repay short term loans and (ii) pay shortfalls related to final judgments (in case they materialize). The loan agreement accrues interest at an annual rate of 4.99%, which can be adjusted on an annual basis, with semi-annual interest payments and principal payments beginning on the 21st month following the disbursement date. Total disbursement was US$ 57 million through the disbursement period ended on December 31, 2017. On December 11, 2019, Ecopetrol S.A. and Savia Perú agreed on an amendment to the terms of the loan agreement, in order to revise the payment schedule of the loan, without changing the original maturity, nor the interest rate. As of December 2020, the outstanding balance of the obligation with Ecopetrol S.A. is US$ 28.3 million under the loan agreement. Korea National Oil Corporation (KNOC), as shareholder of the other 50% of Savia Perú S.A., signed a facility under the same terms and conditions as described above.

On January 19, 2021, Ecopetrol S.A. signed a Share Purchase Agreement with De Jong Capital LLC, through one of its subsidiaries as buyer, pursuant to which Ecopetrol S.A. sold its 50% ownership interest in OIG. Korea National Oil Corporation (KNOC) also sold its participation on OIG (the remaining 50%) to De Jong Capital LLC, under the same terms and conditions as Ecopetrol S.A.

On the same date, Ecopetrol S.A. and Savia Perú agreed on an amendment to the terms of the loan agreement described above, in order to revise the payment schedule of the loan and its maturity, with the interest rate remaining unchanged.

After the occurrence of an event of default due to failure to make a principal repayment by Savia Perú S.A. on September 2021, a restructuring process began in coordination with KNOC which sought to maximize the possibility of recovering the outstanding loan. The process concluded in February 2022 with the execution of a new set of documentation that incorporates: (i) an increase in the interest rate to 6.5%, (ii) the creation of a pledge over 100% of the shares of Procesadora de Gas Pariñas S.A.C. (a subsidiary of OIG), (iii) the creation of a trust structure holding the collection rights of Savia Perú S.A. derived from its sales to PetroPeru with Ecopetrol and KNOC as beneficiaries, (iv) monthly interest and principal payments, (v) mandatory prepayments under certain specific circumstances, and (vi) the obligation by Savia Perú S.A. to apply commercially reasonable efforts to prepay all the loans with any excess cash. The final maturity of the loan remains unchanged and is December 2023.

As of the date of this annual report, Savia Peru owed US$ 19.1 million to Ecopetrol S.A. under this loan agreement.

ISA Acquisition

On August 11, 2021, Ecopetrol S.A. signed the Inter-Administrative Share Purchase Agreement with the Colombian government, represented by the MHCP, pursuant to which Ecopetrol S.A. agreed to acquire 51.4% of the outstanding shares of ISA from the MHCP for a purchase price of COP$ 14,236,814,025,000, or US$ 3,672,992,823.94 (the “Acquisition Price”) based on the COP/US$ market exchange rate of COP$ 3,876.08 to US$1.00 in effect on August 20, 2021. The acquisition was consummated on August 20, 2021. Ecopetrol S.A. financed the Acquisition through a loan agreement for an amount of up to US$ 4.0 billion with Banco Santander, S.A., Citibank, N.A., JPMorgan Chase Bank, N.A. and The Bank of Nova Scotia (the “Acquisition Loan”), from which US$ 3,672,000,000 was disbursed in connection with the closing of the Acquisition. On November 2, 2021, Ecopetrol S.A. prepaid US$ 2.0 billion of the outstanding US$ 3,672,000,000 principal amount under the Acquisition Loan using the net proceeds of the offering of the 4.625% Notes due 2031 and the 5.875% Bonds due 2051 of approximately US$1,995,500,000 plus US$ 4,500,000 of cash on hand. See section Financial Review––Financial Indebtedness and Other Contractual Obligations.

Although the Colombian government, through the MHCP, was the majority shareholder of ISA, as well as our largest shareholder, the Acquisition was structured and negotiated on an arm’s length basis. Ecopetrol S.A. and the Colombian government each engaged their own financial advisors and legal counsels for purposes of consummating the Acquisition. In addition, for purposes of determining ISA’s valuation, Ecopetrol S.A. engaged two experienced investment banking firms and a separate independent advisor to deliver a fairness opinion related to ISA’s valuation and Ecopetrol S.A.’s final purchase price proposal. Moreover, our Board of Directors, which is composed by a majority of independent members (8 of 9 members are independent), retained full oversight and autonomy to approve the Acquisition, with the non-independent member abstaining from determinations relating to the Acquisition. In line with the aforementioned, on March 25, 2021, our Board of Directors approved the establishment of a temporary special committee to help it evaluate the valuation of ISA, the price range and/or the price of the Acquisition. The committee was comprised of the following independent members of our Board of Directors: Carlos Gustavo Cano, Sergio Restrepo, Esteban Piedrahita and Santiago Perdomo,

who chaired the committee. The Acquisition Price for our 51.4% acquired interest in ISA was unanimously approved on July 30, 2021, by our Board of Directors.

Transactions with Other State-Controlled Entities

In the ordinary course of business, we enter into transactions with other state-owned enterprises that include but are not limited to the following:

●	Selling and purchasing goods, including crude oil purchases of ANH royalties (see below);
●	Selling and purchasing properties and other assets;
●	Rendering and receiving services;
●	Leasing assets;
●	Depositing and borrowing money; and
●	Using public utilities.

We have an agreement with the ANH by which we purchase all crude oil delivered to the ANH as royalties by us and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol S.A. and the ANH that reflects our crude export sales prices, a quality adjustment for API gravity and sulfur content, transportation rates from the wellhead to the export ports or internal refineries, marketing fee and diluent cost. We sell the physical product purchased from the ANH as part of our ordinary business.

For the period between November 2020 and October 2021, we purchased 27 million barrels of crude oil from the ANH corresponding to royalties paid in kind by oil producers in Colombia. The contract between the ANH and us is in force and was extended until October 31, 2022. See section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Royalties for a description of the current royalty scheme.

The ANH is a state agency responsible for the administration and regulation of the nation’s hydrocarbon resources and therefore it is controlled by the State. The State’s control of the ANH arises from the fact that it is a state agency and hence a part of the Colombian government. On the other hand, Ecopetrol S.A. is a state-owned enterprise and the Nation’s control of Ecopetrol S.A. results from the fact that it is one of our shareholders and owns more than a majority of our common shares. Neither Ecopetrol S.A. nor the ANH have the ability to control each other’s actions. Notwithstanding that as a matter of Colombian law neither entity can influence the other, as a matter of U.S. regulation, they are considered to be under common control.

In addition, as a producer and transporter of hydrocarbons in Colombia, we are party to the FEPC. See section Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC). Pursuant to that regulatory framework, for the year ended December 31, 2021, Ecopetrol S.A. recorded COP$6.3 trillion in accounts receivable due from FEPC, while Reficar recorded COP$1.5 trillion in accounts receivable due from FEPC.

3.13.	Insurance

As part of the risk retention and transfer strategy, the Ecopetrol Group has insurance programs that seek local and international coverage for assets, operations and personnel in the downstream, upstream and midstream segments, as summarized below.

Also, as part our insurance strategy, Ecopetrol has a wholly owned subsidiary denominated Black Gold Re Limited (BGRe), which is a Captive Reinsurance company that began operations on August 24, 2006, and is in charge of overseeing and optimizing the management of the Ecopetrol Group’s Corporate insurance program. BGRe meets its objectives by adjusting the levels of transfer and retention of risk, with the goal of protecting the Ecopetrol Group’s assets and operations, strengthening negotiation capabilities in the insurance market and minimizing adverse effects from market cycles.

BGRe designs and implements individual strategies of coverage and deductibles according to the needs of each business segment, capturing and controlling part of the placement cost, generating benefits for the Ecopetrol Group.

In 2021 BGRe increased its level of retention from US$ 69 million to US$ 93 million, supported by a retention capacity study, which was carried out in the same year.

As of the date of this annual report, the policies in which retention has been successful are Physical Damage (TRDM), Sabotage & Terrorism (S&T), Cyber and Fidelity (IRF), as well as deductible differences (DID Multi) through Oil Insurance Company.

Finally, ISA also has a robust underwriting strategy that provides coverage for the main risks and complies with its risk retention and transfer guidelines. Below you will also find the detailed scope of its program.

3.13.1.	Downstream, Upstream, and Midstream

We have a clear and defined corporate policy based on risk financing guidelines that summarizes the Company’s risk transfer and retention alternatives and provides support and guidance for all the insurance-related issues of all our affiliated and subsidiary companies.

As a proactive strategy to deal with the hardening conditions of the worldwide reinsurance market for the last three years, in July 2020, Ecopetrol S.A. became a member of the OIL Pool. OIL is an energy industry mutual insurance company based in Hamilton, Bermuda, established since 1972. This organization operates based on the concept of mutualization, in which several companies threatened by similar risks and with comparable exposure profiles decide to constitute a common fund, based on the individual contribution of each one, depending on the size of their operation and the estimated losses they may suffer as a result of the materialization of such risks. OIL insures assets worldwide for a total value over US$3 trillion. Its credit rating is A (S&P) and A2 (Moody’s). Currently, 65 companies in the world are members of OIL.

Under the model described above, the corporate insurance program has been consolidated in two main categories:

(i)	Category A: Coverage through the OIL pool and reinsurance market that includes the risks of physical damage, control of wells and leakage, pollution or contamination (which for the purposes of this annual report, are included in the limit of the third-party liability coverage).
(ii)	Category B: Coverage only through the traditional insurance and reinsurance market that includes third party liability, directors and officers, cargo, crime, charterers’ liability, and cyber-attack insurance.

These structures provide coverage for our consolidated downstream, upstream, and midstream operations in excess of our local insurance programs (when applicable).

In the tables below we set forth our insurance program for our downstream, upstream and midstream operations and the companies covered, along with limits and coverage details.

Table 51 – Category A: Coverages through the Oil Pool and Reinsurance and Insurance Market for the Downstream Segment

	Limit (eel / agg)(1)		Deductible		Ecopetrol
US$Millions	Onshore	Offshore	Onshore	Offshore	Downstream	Reficar	Esenttia
Policies
Property all risk	2,700	N/A	5.0	N/A	X	X	X
Sabotage and terrorism	600	N/A	0.5	N/A	X	X	X
(1)	Eel: each and every loss. Agg: Aggregate.

Note: Due to its liquidation, Bioenergy was not included in the renewal of our corporate insurance program for 2021.

Table 52 – Category A: Coverages through the Oil Pool and Reinsurance and Insurance market for the Upstream segment

	Limit (eel / agg)(1)		Deductible		Ecopetrol			Santiago	ECP		ECP Costa
US$Millions	Onshore	Offshore	Onshore	Offshore	Upstream	Equión	Hocol	Oil	America	Permian	Afuera
Policies
Property all risk(2)	400	N/A	1.0	N/A	X	X	X	X	X	X	X
Sabotage and terrorism	600	N/A	0.5	N/A	X	X	X	X	N/A	X	N/A
Control of wells	400	400.0	1.0	5 / 6	X	X	X	N/A	X	X	N/A
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	US$ 250 million Property All Risk but US$400 million Maximum Loss limit and in the aggregate in respect of earthquakes.

Table 53 – Category B: Transversal Coverages through the Traditional Insurance and Reinsurance Market for the Downstream, Upstream and Midstream Segments

	Limit					Esenttia			Santiago	ECP			ECP Costa
US$Millions	(eel / agg)(1)	Deductible	Ecopetrol	Reficar	Esenttia	MB	Equión	Hocol	Oil	America	Permian	Brazil	Afuera	Cenit	Ocensa	ODL	OBC	ODC	Invercolsa
Policies
Third party liability	500	10.0	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	N/A
Crime	40	0.5	X	X	X	X	X	X	X	X	X	X	X	N/A	N/A	N/A	N/A	N/A	X
Directors & Officers	74.5	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Cargo	75	3% dispatch	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Charterers	750	0.02	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cyber(2)	25 / 150	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	Coverage through the Oil Pool and Reinsurance and Insurance Market. Coverage under Section one (buyback for property) does not apply to midstream subsidiaries.

Our third-party liability insurance policy covers Ecopetrol S.A., our subsidiaries and affiliates in excess of local underlying policy limits for claims made against them by third parties. Our commercial general liability coverage will pay on behalf of or indemnify amounts for which an insured becomes legally obligated to pay, including damages in respect of bodily injury, property, pollution, and product liability. Coverage of bodily injury and property damage is subject to coverage territory during the policy period.

Ecopetrol S.A.’s midstream subsidiaries continue having an independent program for their oil transportation companies (including crime and directors & officers policies).

Table 54 – Midstream’s Program

	Limit (eel / agg)(1)		Deductible
US$Millions	Onshore	Offshore	Onshore	Offshore	Cenit	Ocensa	ODL	OBC	ODC
Policies
Property all risk(2)	200	200	0.25	0.50	X	X	X	X	X
Sabotage and terrorism(3)	70	30	0.08	0.15	X	X	X	X	X
Third party liability	100	100	0.10	0.50	X	X	X	X	X
Directors & Officers(4)	80	80	—	—	X	X	X	X	X
Crime	50	50	0.18	0.18	X	X	X	X	X
Cyber(5)	15	15	0.25	0.50	X	X	X	X	X
Environmental Liability(6)	20	20	1.00	1.00	X	X	X	X	X
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	US$ 200 million each company and an aggregated excess shared limit of US$ 750 million (aggregate for the policy period 12 months).
(3)	Does not include Caño Limón – Coveñas (CLC) and Oleoducto Transandino (OTA) systems owned by Cenit.
(4)	Aggregate limit of US$ 80 million worldwide coverage. Deductible only for coverage No.2 in the USA.
(5)	New coverage under Property All Risk policy, buyback of cyber exclusion. Limit Aggregate for the Midstream.
(6)	New coverage for environmental liability for the pumping stations. Limit Aggregate for the Midstream.

The corporate insurance programs detailed above are subject to particular conditions, limits, sub-limits, deductibles, guarantees and exclusions applying for each line of insurance and each coverage. For purposes of this annual report, only the main limits and deductibles were mentioned in each group.

Regarding the offshore operations in the U.S. Gulf Coast, Ecopetrol America is party to Operating Agreements, or OAs, that include customary conditions, and which contain similar terms and provisions to those in the Model Form of Offshore Deepwater Operating Agreement of the American Association of Professional Landmen. In general, pursuant to these OAs, the obligations, duties, and liabilities of the contract parties are several, and not joint or collective, for all operations covered by the OAs.

Regarding the onshore operations in the U.S., Ecopetrol Permian has been included since its beginning in the Control of Wells, D&O, and cyber and crime policies. In 2020, we obtained a stand-alone policy for the third-party liability coverage. Ecopetrol S.A. has a contract with an insurance broker for local policies related to domestic operations. The local policies relate to transit, accidents, mandatory policies, liability mandatory policies, and personal accidents policies, among others.

3.13.2.	Electric Power Transmission and Toll Roads Concessions

ISA and its subsidiaries have a robust insurance program, which sets basic guidelines for its risk retention and transfer policy. Consistent with its insurance guidelines, ISA transfers risk to the traditional market under regional and local insurance programs. We are currently assessing the potential for efficiencies to optimize ISA’s risk retention and transfer strategy.

In order to strengthen its insurance program, in 2014, ISA registered Linear Systems Re as the captive insurance company for the group. As of the date of this annual report, Linear Systems Re has US$ 1 million as authorized capitalization and participated in the placement of Property damage, Sabotage & Terrorism and Construction All Risk Policies (AR/EAR) allowing direct access to the commercial reinsurance markets.

Likewise, along with the corporate risk team and its brokers, on an annual basis, ISA examines the need to conduct various analyses, such as Probable Maximum Loss studies, Estimated Maximum Losses, to support and/or define coverages, limits and deductibles among others.

The insurance program responds to high placement standards, which include, among many others: (i) hiring policies with reinsurers with a minimum rating standard of A- or higher, and (ii) contracting with insurance companies and brokers that are present across all the countries in which ISA operates.

According to the above, the main policies of the corporate insurance program correspond to the following:

Table 55 – ISA’s Program

	Limit (eel /		ISA &
US$Millions	agg)(1)	Deductible	Colombia	Perú	Chile	Bolivia	Brasil	Argentina
Policies
Property all risk(2)	80	Various	X	70	X	10	25	N/A
Sabotage and terrorism(2)	80	Various	X	70	X	10	25	N/A
Equipment Electric(3)	110	10%	X	22	8.5	N/A	13	1.7
Construction All Risk	250	10%	X	X	X	X	X	N/A
Directors & Officers	50	N/A	X	X	X	N/A	11	N/A
Cyber(3)	52	10%	X	X	X	X	30	5
Crime	20	0.20	X	X	X	1	N/A	1
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	The deductible of 2% loss and a minimum that depends on the sum insured for machinery and equipment in each country.
(3)	Deductible applies 10% each and every loss of the loss minimum US$ 250,000

Note: Different coverages and conditions may apply in each country for each subsidiary

The policies detailed above are subject to particular conditions, limits, sub-limits, deductibles, guarantees and exclusions applying for each line of insurance and each coverage. For purposes of this annual report, only the main limits and deductibles were mentioned in each group.

3.14.	Human Resources/Labor Relations
3.14.1.	Employees

As of December 31, 2021, the Ecopetrol Group had 18,378 employees, an increase of 31.30% compared to 2020, primarily due to the acquisition of ISA.

The table below presents the breakdown of our employees according to the business segments where they work, and the personnel of our subsidiaries for the years ended December 31, 2021, 2020 and 2019.

Table 56 – Ecopetrol Group’s Employees

	For the year ended December 31,
	2021	2020	2019

	(Number of employees)
Ecopetrol S.A.
Exploration and Production
Exploration	215	208	227
Production	2,335	2,271	2,324
Others	769	712	501
Total Exploration and Production	3,319	3,191	3,052
Downstream	—	—	—
Refining	2,497	2,526	2,661
Marketing	158	145	145
Others	127	38	37
Total Downstream	2,782	2,709	2,843
Transport	—	802	860
Others	818	820	796
Electric Power Transmission and Toll Roads Concessions	—	—	—
Total Operations	6,919	7,522	7,551
Corporate	2,403	2,248	2,536
Total Ecopetrol S.A.	9,322	9,770	10,087
Ecopetrol America LLC.	38	47	66
Ecopetrol Permian LLC.	43	16	—
Ecopetrol USA	34	29	—
Bioenergy S.A.S.	—	—	478
Bioenergy Zona Franca S.A.S.	—	—	287
Hocol S.A.	349	346	249
Equion Energía Limited	24	38	242
Oleoducto Central S.A.	279	283	288
Oleoducto de Colombia S.A.	24	15	7
Oleoducto de los Llanos S.A.	78	77	79
Oleoducto Bicentenario de Colombia S.A.S.	—	—	—
Ecopetrol del Perú S.A.	—	—	—
Ecopetrol Costa Afuera de Colombia S.A.S.	—	—	—
Refinería de Cartagena S.A.S.	50	98	143
Ecopetrol Óleo e Gás do Brasil Ltda.	36	35	31
Esenttia S.A.	426	417	412
Esenttia MB	42	41	46
Cenit Transporte y Logistica de Hidrocarburos S.A.S.	1,079	511	366
Invercolsa	2,221	2,247	2,371
Ecopetrol Energía S.A. E.S.P	7	7	5
Interconexión Eléctrica S.A. E.S.P	4,326	—	—
TOTAL	18,378	13,977	15,157

As of December 31, 2021, the subsidiaries Kalixpan Servicios Técnicos, S. de R.L. de C.V., Topili Servicios Administrativos S. de R.L. de C.V., Ecopetrol Capital AG and Black Gold RE did not have direct employees.

Loans and investment on training and development for our employees

To improve the quality of life of our employees, Ecopetrol S.A. extends various types of loans to its employees, including housing loans and general-purpose loans. The principal amount of the loan depends on the applicant’s tenure. Ecopetrol S.A. does not guarantee any loans made by third parties. In 2021, Ecopetrol S.A. has extended 1,012 housing loans for a total of COP$ 265.6 billion and 1,806 general-purpose loans for a total of COP$ 20.2 billion. In 2021, Ecopetrol S.A. also provided on-site and external training and development, which totaled to COP$ 23.02 billion, and it extended a total of COP$ 192.1 billion in subsidies for education.

We have not provided loans (including housing loans), extended, or maintained credit lines, arranged for the extension of credit by third parties, materially modified or renewed an extension of credit lines, in the form of a personal loan to or for any of our executive officers since our ADSs were registered under the Exchange Act.

We do not offer loans to any of our executive officers.

Labor Regulation

In accordance with Article 123 of the Colombian Constitution and Article 7th of the Law 1118 of 2006, our employees are considered “public servants,” even though they are subject to the common labor law. As such, their behavior is subject to the rules of those who handle public interests and goods and could be held liable for their illegal actions and omissions pursuant to the following regimes: (i) disciplinary (Law 734 of 2002), (ii) criminal or (iii) civil.

Declaration of Culture

In 2020, we updated our Declaration of Culture, which contains the six principles that guide our operation: (i) life first, (ii) collaboration, (iii) ethics & transparency, (iv) innovation, (v) excellence and (vi) leadership. The process had a participation of more than 10,000 workers of the Ecopetrol Group and more than 1,200 meetings were held. Our Board of Directors and steering committee were also involved in the process.

In 2021, 10,654 (or 92%) of our employees participated in the “Organizational Culture Index” survey of 2021. The survey includes questions relating to three main topics: (i) “culture”, focusing to which extent employees are behaving consistently with the Declaration of Culture, (ii) “leadership”, focusing on the way the company’s leaders are fostering the behaviors expected from employees, (iii) “work environment”, focusing on the extent to which employees are satisfied with and feel valued by the company. The report prepared based on the survey results highlighted the following issues:

●	The Ecopetrol Group has maintained the “Cultural Adoption Level” of the Declaration of Culture, where 8 of each 10 employees consider the Declaration of Culture has been internalized.
●	The work environment showed high levels of commitment, trust, and strategic management.
●	Employees reported a significant increase in being comfortable in expressing themselves and receiving constructive performance feedback.

3.14.2.	Collective Bargaining Arrangements

Ecopetrol S.A.

A collective bargaining agreement with some labor unions governs labor relations between Ecopetrol S.A. and its unionized workers, which amounted to 4,680 employees as of December 31, 2021. The agreement also governs our labor relations with other 2,777 non-unionized employees who, according to current labor legislation, are beneficiaries of the collective bargaining agreement. We currently have 18 industry-wide labor unions and nine company labor unions.

In 2021, 49% of Ecopetrol S.A.’s employees were affiliated with one of the 18 trade union organizations. As of the same date, and in accordance with the governing legal provisions, the current Collective Bargaining Agreement (described below) applied to 78% of Ecopetrol S.A.’s total workers, out of which 29% were workers who were not affiliated with any Trade Union Organization but were beneficiaries of the Collective Bargaining Agreement by extension under Article 471 numeral 1 of the Substantive Labor Code.

Ecopetrol S.A.’s relations with unions are based on a permanent dialogue and communication sessions where different matters are discussed in order to solve and prevent any labor conflict.

Our current collective bargaining agreement has been in effect since July 1, 2018, and has a term of four and half years, expiring on December 31, 2022. The collective bargaining agreement included an increase in salaries at an annual rate of the local consumer price index (CPI) +1.21% for the remainder of 2018 and CPI +1.70% every year for the remainder of its duration. The agreement covers health, food, loans, and transportation, among other benefits for workers, within reasonable criteria. It also includes union guarantees and addresses regulatory issues.

During 2021, the agreements contained in the Collective Labor Convention 2018 – 2022 were performed, as were other agreements signed in the framework of the collective bargaining agreement process. In addition, a number of areas of dialogue with trade unions were advanced and different issues pertaining to their interest were addressed. A total of 357 meetings were scheduled.

The Company manages compliance with trade unions rights with respect to the discount of trade union dues, permits and trade union guarantees. It also fully observes the rules governing aspects such as trade union law and other rights related to freedom of association.

Interconexión Eléctrica S.A.

There are 24 labor unions within ISA and its subsidiaries. A total of 1,237 members are covered by 22 collective bargaining agreements that also benefit, per extension, 1,246 additional union members. Another two collective bargaining agreements cover 306 employees. The collective bargaining agreements establish certain terms and conditions of employment and are subscribed to on an individual, voluntary basis by employees. Collective bargaining agreements are not negotiated by unions or other representative bodies on behalf of our employees, but rather are developed through informal discussions between management and employees.

4.	Financial Review

Our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 were prepared in accordance with IFRS as issued by the IASB.

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

Our operating results were affected mainly by: (i) international prices of crude oil, international prices for refined products and local prices for natural gas, (ii) volumes, product mix, and our operational performance, (iii) specific macroeconomics factors, such as inflation, particularly in Colombia, and the COP$/US$ exchange rate, and (iv) the public order situation. Crude oil prices and volumes are particularly important to the results of our exploration and production segments. This is because as export volumes or export prices of crude oil and products decrease or increase, our revenues also do. Results from our refining activities are also affected by the price of crude oil used as raw material, changes in international prices for refined products, change in environmental regulations, drastic changes in demand due to market factors, conversion ratios and utilization rates and refining capacity, all of which affect our refining margins. Terrorist attacks by guerillas against our pipelines and other facilities or social unrest can lead to loss of revenues by restricting the availability of transport systems for exports or sales of crude oil and products and/or production activities, in addition to the direct costs of repairing and cleaning.

The inflation rate and the GDP corresponding to countries such as Brazil, Colombia, and Chile, where ISA provides energy transmission services, have a direct effect on the financial results of the new Electric Power Transmission and Toll Roads Concessions segment. Results from our electric power transmission and toll roads activities are also affected by availability and competitiveness of alternative energy sources in the markets served by us, expiration or termination of significant contracts or concessions, the operational availability of the electricity transmission systems of other electricity transmission companies that are interconnected with our electricity transmission systems, interest rate fluctuations, changes in regulation and economic policies of the countries where we operate and changes in availability or demand of electricity.

Finally, changes in the value of foreign currencies, particularly the U.S. dollar against the Colombian Peso, can also have a significant effect on our financial statements. See section Trend Analysis and Sensitivity Analysis—Trend Analysis for further information.

Sales volumes and prices

Our results from the exploration and production segment depend mainly on our sales volumes and average local and international prices for crude oil and natural gas. Additionally, sales volumes also reflect the purchase of crude oil that we make from third parties and the ANH.

We sell crude oil and natural gas in the local and international markets. We also process crude oil at the Barrancabermeja and Cartagena refineries and sell refined and other petrochemical products in the local and international markets.

Local sales and prices

We have a number of crude oil short-term commercial agreements with local customers, and natural gas short and long-term supply contracts with gas-fired power plants and local natural gas distribution companies. Local sale prices are determined in accordance with existing regulations, contractual arrangements, and the spot market, in turn, linked to international benchmarks. Local sales represented 48.6% of our total revenues, on average, for the past three years.

International sales and prices

Our international sales represented 51.4% of our total revenues, on average, for the past three years.

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

Royalties

Each of our production contracts has its own royalty arrangement in accordance with applicable law. Law 141 of 1994 established a royalty fixed rate equivalent to 20% of total production. In 1999, a modification to the royalty system established a sliding scale for royalty percentage linked to the production level of crude oil and natural gas to fields discovered after July 29, 1999, depending on whether the production is crude oil or natural gas, and on the quality of the crude oil produced. Since 2002, as a result of the enactment of Law 756 of 2002, the royalty percentage has ranged from 8% for fields producing up to five thousand bpd to 25% for fields producing more than 600 thousand bpd. Producing fields pay royalties in accordance with the applicable royalty rate at the time of the discovery. Also, Law 756 of 2002 establishes that in the fields of the association contracts that terminate or revert an additional royalty rate of 12% of the basic production applies.

Since January 2014, the ANH has collected natural gas production royalties from producers settled in cash based on a formula, regardless of whether a producer has sold the gas. As a result, we no longer commercialize this gas on behalf of the ANH. In addition, since royalties are now payable to the ANH in cash, all the gas we produce is considered part of our reserves and production, without any deduction for royalties. The cost of natural gas royalties totaled COP$ 940,206 million in 2021.

On September 30, 2020, Law 2056 of 2020 was issued, (“Whereby which the organization and operation of the general system of royalties is regulated”), under which the definition of incremental production was extended to all production from fields in which additional investments have been made to increase the recovery factor. According to above, the total production of these fields of the association contracts benefits from the variable royalty established in article 16 of Law 756 of 2002, and therefore, the additional 12% royalty referred to in article 39 of Law 756 of 2002 does not apply to these fields.

On September 23, 2021, the Ministry of the Interior issued Decree 1142 (“Whereby Decree 1821 of 2020, Sole Regulatory Decree of the General Royalties System, is incorporated and modified”), Article 3.1.1.2.1 of Decree 1142 established that the total volume of hydrocarbons produced that is in excess to that stipulated in the basic production curve of incremental production projects or incremental production contracts will also enjoy the benefits of Article 16 of Law 756 of 2002.

Purchases of hydrocarbons

We purchase all crude oil delivered to the ANH as royalties by us and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol S.A. and the ANH that reflects our export sales prices, a quality adjustment for API gravity and sulfur content, a marketing fee, and transportation rates from the wellhead to ports and refineries. We sell the physical product purchased from the ANH as part of our ordinary business. The contract between the ANH and Ecopetrol S.A. was extended until October 31, 2022.

We import crude oil for Cartagena and Barranca refineries’ feedstock when such imports result in the better operational or economic performance of the Ecopetrol Group.

Electricity transmission rates

Electricity transmission is a regulated activity in all jurisdictions where our subsidiary ISA operates. We must maintain certain quality, safety, and maintenance standards with respect to our businesses. Periodic adjustment of transmission rates or reviews of the methodologies established by applicable regulations for the calculation of such rates may result in a decrease of the revenues of the new Electric Power Transmission and Toll Roads Concessions segment and may have a material adverse effect on our consolidated results of operations and financial condition. Regulatory agencies could penalize ISA if we fail to comply with the terms of the rules and regulations applicable to our ISA’s businesses.

Impact of the ISA Acquisition

On August 20, 2021, Ecopetrol acquired 569,472,561 shares of ISA, equivalent to 51.4% of its outstanding shares, for which Ecopetrol paid the agreed price of COP$ 14,236,814 million or COP 25,000 per share to the Ministry of Finance and Public Credit. The payment was made in US Dollars, for an equivalent amount of US$ 3,672,992,824, financed through the Acquisition Loan and cash on hand.

Once the transaction closed, as of August 31, 2021, ISA and its subsidiaries began to be fully integrated into Ecopetrol’s consolidated financial statements as a new reporting segment, the Electric Power Transmission and Toll Roads Concessions segment. The primary effects on our consolidated financial statements as of and or the year ended December 31, 2021 are presented below:

(i)	Consolidated statement of profit and loss:
a.

Contribution to the net income attributable to owners of Ecopetrol over ISA’s results of COP$ 307,926 million, which represents 1.7% of our consolidated net income for 2021. This corresponds to the line-by-line consolidation of ISA’s consolidated income statement, deducting the non-controlling interest in the results of subsidiaries in which ISA does not have a 100% interest and Ecopetrol’s non-controlling interest in ISA of 48.6%.

b.

In addition to the results directly generated from ISA’s operation, this segment recognized: (i) a gain from the exchange rate difference on the debt used to finance the acquisition of ISA of COP$ 437,095 million, (ii) the financial interests associated with the ISA acquisition debt of COP$ 123,079 million, (iii) the consultancy fees and costs incurred by Ecopetrol for the acquisition of ISA for COP$ 69,018 million, and (iv) the income tax associated with the items previously mentioned of COP$ 70,532 million.

(ii)	Statement of Financial Position:
a.

Assets: Ecopetrol’s consolidated assets increased by COP$ 75,853,319 million, corresponding to: (i) the consolidation of each of the components of ISA’s assets, equivalent to COP$ 61,698,188 million, which represents 25.5% of Ecopetrol’s total consolidated assets as of December 31, 2021, and (ii) the difference between the fair value and the book value of ISA’s assets for COP$ 14,155,131 million, according to IFRS standards.

b.

Liabilities: Ecopetrol’s consolidated liabilities increased by COP $56,775,748 million, corresponding to: (i) the incorporation of ISA’s liabilities, equivalent to COP$ 39,565,192 million, which represent 26.1% of the Ecopetrol’s Group’s total consolidated liabilities, (ii) the difference between the fair value and the book value of ISA’s liabilities for COP$ 3,021,119 million according to IFRS standards, and (iii) the US$ 3,672 million loan taken by Ecopetrol to finance the ISA acquisition.

c.

Equity: ISA’s non-controlling interest in subsidiaries and Ecopetrol’s non-controlling interest in ISA were recognized at their fair value of COP$ 18,973,080 million in accordance with IFRS standards. Similarly, conversion adjustments and other concepts in Other Comprehensive Income were also incorporated.

4.2.	The COVID-19 Pandemic

Effect on our 2021 Results

Throughout the COVID-19 pandemic, the Ecopetrol Group has taken the measures to ensure the sustainability of the business, prioritizing the opportunities to cash generation with better equilibrium prices, maintaining growth dynamics with a focus on executing strategic asset development plans, and preserving the value of assets through investments that provide reliability, integrity, and continuity to the current operation in refineries, transportation systems, and production fields.

Throughout 2021, we executed our vaccination program for our employees through the mechanism called “Empresarios por la Vacunación” led by the National Association of Business of Colombia (ANDI, for its Spanish acronym), in accordance with the regulations issued by the National Government. In this way, the business sector contributed to speeding up vaccination against COVID-19 and advancing a safer way of working. Ecopetrol also participated in a program for “country support”, focused on economic reactivation in sustainable development projects. This plan contemplates the execution of resources for social investment against COVID-19 in the areas of operations and communities from areas of influence in Colombia.

The Ecopetrol Group will continue monitoring the evolution of the COVID-19 pandemic, reviewing the indicators of impairment of non-current assets and investments in companies, the behavior of accounts receivable, fair value measurements of financial assets, changes in operating income, reserve levels, among others.

In connection with the oil and gas industry, the prices of crude oil and products during the year 2021 showed a recovery due to several factors, including (i) the efforts of the OPEC to keep the market balanced, (ii) the progress of vaccination campaigns in several countries around the world, (iii) the strengthening of the demand for fuels, driven by the economic recovery, once the peaks of COVID-19 in Colombia have been overcome and (iv) the elimination of restrictions on international routes.

In terms of the impact on ISA, its policies have allowed the company to address impacts of the COVID-19 pandemic without any significant negative effect on service revenues. ISA has identified and analyzed, for each business unit, impacts on operations and maintenance, execution of projects and procurement as well as the possible impacts on expected growth and business models.

The Ecopetrol Group is subject to mandatory protocols to be able to return to day-to-day activities and mitigate and adequately manage the COVID-19 pandemic. On June 2, 2021, the Ministry of Health and Social Protection issued Resolution No. 777, adopting a general biosecurity protocol to mitigate, control and perform the adequate management of COVID-19.

Additionally, the Ecopetrol Group has also worked to define and implement other preventive and protective actions, such as validation protocols with epidemiologists, international benchmarking to share experiences with other companies that are in a similar situation and human factor evaluations with psychologists.

Effect on our 2020 Results

The effects of the COVID-19 pandemic on the Ecopetrol Group’s business and the measures undertaken by us to ensure the sustainability of the business have been highlighted in the section Effect of the COVID-19 Pandemic on our 2020 Results of our annual report on Form 20-F for the year ended December 31, 2020 filed with the SEC on April 9, 2021.

4.3.	Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results
4.3.1.	Taxes

In December 2016, the Colombian Congress adopted Law 1819, which introduced changes to the Colombian tax system, applicable beginning in 2017.

The 2016 Tax Reform included two tax benefits that are expected to improve the operations of the oil and gas industry:

Certificado de Reembolso Tributario (“CERT”) incentive:

For exploration activities, the CERT incentive was approved, consisting of the reimbursement of part of the investment made in the exploration phase.

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

For production activities, the CERT reimbursement is granted exclusively to investments that increase the recovery factor, i.e., investments that increase the reserves that are currently proved in certain wells.

On December 29, 2017, the Colombian Government issued Decree 2253, which establishes that companies who (i) qualify as operators of association agreements entered into with Ecopetrol S.A., (ii) have exploration and production of hydrocarbons agreements and (iii) are currently involved in the exploration and production of hydrocarbons, among others, can also qualify for the CERT. Additionally, the CERT will not qualify as taxable income or capital gain for the taxpayer receiving or acquiring such incentive.

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

The corporate income tax rates were set to be reduced gradually from 33% to 30% as follows: 33% in 2019, 32% in 2020, 31% in 2021 and 30% from 2022 onward. However, in September 2021, the Colombian Congress adopted Law 2155, which changed the corporate income tax rates to 35% from 2022 onward.

The presumptive income tax rate was reduced to 0% from fiscal year 2021 onward.

Taxpayers must calculate their taxable income taking as initial base the year and result under Colombian IFRS.  Accounting profit is reconciled to obtain the net income tax, which is the basis to calculate the income tax.

For fiscal year 2020 and 2021 the dividends tax applied as follows:

(i)	In accordance with Article 245 of the Colombian Tax Code, the dividends tax applicable to non-resident shareholders is as follows: (i) a 10% dividend tax for dividends paid out of profits that were accrued as of January 1, 2017 and a 7.5% dividend tax for dividends paid out of profits that accrued as of January 1, 2019 and were taxed at the corporate level; (ii) no dividend tax on dividends paid out of profits that accrued until December 31, 2016 and were taxed at the corporate level; (iii) a withholding tax at the statutory corporate income tax rate (35% as from 2022) on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional, 10% dividend tax after applying the initial corporate income withholding tax rate.
(ii)	In accordance with Article 242 of the Colombian Tax Code, for Colombian individuals: for fiscal years 2020 and 2021, dividends paid greater than 300 UVT (Spanish acronym for Unidad de Valor Tributario) were taxed at 10%.
(iii)	In accordance with Article 242-1 of the Colombian Tax Code, dividends distributed from taxed profits to local corporations for fiscal years 2021 and 2022 are taxed at 7.5%, or a 31% withholding tax for 2021 and 35% as from 2022 on dividends distributed from non-taxed profits, plus an additional 7.5% dividend tax on the balance of the dividend amount after the initial 31% for 2021 and 35% as from 2022 withholding.

Tax losses accrued as of fiscal year 2017 may be offset against ordinary net income obtained in the following 12 taxable years.

Depreciation and amortization methods and annual percentages are limited to those established in the tax rule and depend on the type of asset. For example, machinery and equipment depreciate at an annual rate of 10%, infrastructure (including pipelines) at 2.22%, vehicles at 10% and computers at 20%, among others.

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

In accordance with Resolutions No. 007 of 2021 and 019 of 2022, issued by the tax authority, the carbon tax accrues on the carbon content of fossil fuels used for combustion. The rate will be COP$17,660 and COP$18,829 per ton of CO2, for fiscal year 2021 and 2022, respectively.

For additional information see Note 10.2.4 of our consolidated financial statements.

In October 2019, the Constitutional Court declared Law 1943 of 2018 (the Financing Law) unconstitutional effective January 1, 2020. Therefore, the Financing Law continued to have full effect for the full fiscal year 2019.

In September 2021, the Colombian Congress adopted Law 2155, which changed corporate income tax rates to 35% from 2022 onward.

The creation of a “normalization tax” for 2020 to enable taxpayers to regularize certain omissions of information about their assets and/or incorrect information about their liabilities, subject to the payment of a 15% tax on the value of the amount of the omitted information.

Introduces the Colombian Holding Companies (CHC) regime.

As of 2020, in accordance with Article 115 of the Colombian Tax Code, taxes are fully deductible if they are effectively paid during the fiscal year, except for: (i) income tax, equity tax and normalization tax are non-deductible; (ii) only 50% of the financial transactions tax is deductible; and (iii) only 50% of the industry and commerce tax can be taken as a discount (tax credit) to income tax.

VAT paid on the acquisition, import, creation or construction of tangible fixed assets used in income generating activities may be treated as discount (tax credit) for income tax purposes, in the same year or in future years.

The dividend tax regime was modified and, as of 2021, is as follows:

(i)	Dividends paid to non-resident shareholders (Article 245 of the Colombian Tax Code): (i) a 10% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); or (ii) 31% withholding tax rate on dividends distributed from profits not taxed at the corporate level (35% from 2022 onward), plus an additional 10% dividend tax after applying the initial 31% (or 35%) withholding tax rate.
(ii)	Dividends paid to Colombian companies (Article 242-1 of the Colombian Tax Code): (i) a 7.5% dividend tax on dividends distributed from taxed profits, or (ii) a 31% withholding tax on dividends distributed from non-taxed profits (35% from 2022 onward), plus an additional 7.5% dividend tax on the balance of the dividend amount after the initial 31% withholding.
(iii)	For Colombian resident individuals: dividend income in excess of 300 UVT is taxed at a rate of 10%.

On September 14, 2021, the Colombian Congress passed Law 2155 which introduced, among others, the following key changes to the Colombian tax system:

(i)	The Corporate Income Tax rate will be 35% as from 2022 onward.
(ii)	The alternative to credit 100% of the Industry and Commerce Tax (“ICA”) against Corporate Income Tax as from 2022 was eliminated (Article 65). However, the current alternative to credit 50% of the ICA remains going forward.
(iii)	A “normalization tax” was re-introduced for taxpayers to declare omitted assets or reject nonexistent liabilities subject to the payment of a 17% tax. This tax applies only for 2022 and a 50% prepayment is to be remitted in 2021.
(iv)	A new definition of final (effective) beneficiary for tax purposes was created (Article 16).

Part A: Applicable Taxpayers

●	Resident individuals with assets located in Colombia and abroad.
●	Non-resident individuals with their assets located in Colombia (either with or without permanent establishment).
●	Non-residents with non-cash assets in Colombia.
●	Foreign entities that are not income taxpayers in Colombia but who possess assets located in Colombia, other than shares of Colombian companies, accounts due from Colombian entities, mining or oil rights and/or portfolio investments (i.e., investing through a foreign funds administration account (FFAA)), provided that these entities have complied with the foreign exchange regime in respect of such excluded assets.

Part B: Tax Accrual Rules

The wealth tax at a rate of 1%, on January 1 of each fiscal year 2020 and 2021. The taxable base is the taxpayer’s net equity on each of the accrual dates (gross equity less liabilities and certain exclusions, including a portion of the value of the dwelling house and 50% of the goods repatriated to normalization). In any case, the taxable base for fiscal year 2021 may not vary by more than 25% of the prior year’s inflation. This wealth tax applied for Colombian resident individuals. For 2022, there is no wealth tax due.

Thin capitalization: A 2:1 debt-to-equity ratio determines the amount of deductible interests on loans with related parties.

Law 2010 and 2155 maintain the tax regime for profits derived from indirect transfer of Colombian assets.

As of 2020, the transfer (or disposal) of real estate whose value is higher than 29,800 UVT (approximately COP$ 1,081,978,400) will no longer be subject to the real estate consumption (excise) tax (formerly applied at 2%). This tax was specifically repealed by the Constitutional Court and was not re-introduced by Congress in Law 2010.

As of 2021, the above remain the same, as this tax was not re-introduced by Congress in Law 2155.

A special regime (the Mega Investments Regime) was created for taxpayers who (i) generate at least 400 direct jobs and (ii) make new investments in Colombia in an amount equal to or greater than 30,000,000 UVT (COP$ 1,089,240,000,000) by 2021, with a view for them to calculate and settle their income tax liability for the next 20 years using the following metrics and/or policies:

(i)	27% income tax rate;
(ii)	Two-year term for the depreciation for fixed assets;
(iii)	Exclusion from the presumptive income regime;
(iv)	Exclusion from the wealth tax; and
(v)	0.75% premium over the investment value to be paid on an annual basis.

In addition, legal taxpayers who qualify for this Mega Investment Regime are required to enter into agreements with the tax authority.

These rules do not apply to taxpayers engaged in the exploration of non-renewable natural resources.

4.3.2.	Exchange Rate Variation

The functional currency of each of the companies of Ecopetrol Group is determined in relation to the main economic environment where each company operates; however, our consolidated financial results are reported in Colombian Pesos, which is the Ecopetrol Group’s functional and presentation currency. A substantial part of our consolidated revenues comes from the Ecopetrol Group’s companies whose functional currency is the Colombian Peso. The conversion effect from U.S. dollar to Colombian Peso is mainly due to local sales and exports of crude oil, natural gas, and refined products, whose prices are based on benchmarks quoted in U.S. dollars. Therefore, they are exposed to foreign currency exchange risk on revenues, capital expenditures and financial instruments that are denominated in a currency other than its functional currency.

Fluctuations in the U.S. dollar-Colombian Peso exchange rate have effects on our consolidated financial statements. As crude oil is priced in U.S. dollars, fluctuations in the exchange rate of the Colombian Peso against the U.S. dollar may have a significant impact on revenues, cost, monetary assets, and liabilities held in foreign currency.

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

With the acquisition of ISA, an amount of our revenues is now generated in currencies other than the Colombian peso, and some of the operating and other expenses we incur are paid in the local currency of the countries where ISA operates. As a result, we may be exposed to foreign exchange and translation risk when local currency financial statements are translated to Colombian pesos. In addition, around 80% of ISA’s debt is denominated in foreign currency. Therefore, our consolidated financial results could be affected by an increase in financial costs due to the devaluation of the currencies in the jurisdictions where ISA operates. As a result, the devaluation of the Colombian peso would lead to the recognition of currency translation losses due to the increase in the affected debt balance upon the translation of U.S. dollar-denominated debt or other currencies to Colombian pesos.

During 2021, the Colombian Peso depreciated on average 1.52% against the U.S. dollar. During 2020 and 2019, the Colombian Peso depreciated on average 12.46% and 11.02%, respectively, against the U.S. dollar. Additionally, as of December 31, 2021, 2020, and 2019, the Colombian Peso/U.S. dollar exchange rate had depreciated 15.98%, 4.74% and 0.84% respectively from the rate a year earlier.

In 2021, our consolidated debt in foreign currency increased by a total of US$ 9,170 million, mainly due to: (i) the effect of the ISA’s debt consolidation, equivalent to US$ 5,749 million for the year ended 2021, and (ii) the Acquisition Loan, which was then partially prepaid with the proceeds from the SEC-registered bonds in an aggregate amount of US$2,000 million issued by Ecopetrol in connection with the acquisition of ISA and cash on hand. In 2020, our consolidated debt in foreign currency increased by a total of US$ 2,420 million as Ecopetrol S.A. entered into committed lines of credit in an aggregate principal amount of US$ 665 million and issued a SEC-registered bond in an aggregate amount of US$2,000 million. In 2019, our consolidated debt in foreign currency decreased by a total of US$ 159 million mainly as a result of amortization of foreign currency capital expenditures.

As of December 31, 2021, our U.S. dollar denominated total debt was US$ 21,898 million, recognized in our financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate of each loan. Out of the total U.S. dollar denominated debt, US$ 15,993 million are in Ecopetrol S.A.’s balance sheet, whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. has an exchange rate gain. Some of the Ecopetrol Group’s companies have the U.S. dollar as their functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. When the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

Since 2015, Ecopetrol S.A. adopted hedge accounting, using two types of natural hedges with its U.S. dollar debt as a financial instrument: (i) a cash flow hedge for exports of crude oil, and (ii) a hedge of the net investment in foreign operations. As a result of the implementation of both hedges, 82.4% (US$ 13,180 million) of Ecopetrol S.A.’s debt in U.S. dollars, as of December 31, 2021, was designated as a hedge. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income.

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

As of December 31, 2021, the Ecopetrol Group’s companies have the equivalent of a net U.S. dollar liability position of US$ 413 million after the implementation of the accounting hedges previously mentioned above, minimizing the effect of exchange rate fluctuations in their results for the year.

4.3.3.	Effects of Inflation

The average annual rate of inflation in Colombia for the past ten years is 3.89%. Inflation increased by 0.19% in 2021, as compared to 2020. As measured by the general consumer price index, average annual inflation in Colombia for the years ended December 31, 2021, 2020 and 2019 was 5.62%, 1.61% and 3.80%, respectively. The increase in inflation in 2021 is mainly due to: (i) roadblocks associated with public order disruptions in the second quarter of 2021, (ii) an upward trend in international oil prices and (iii) the recovery in domestic oil and crude demand.

The economic performance in Latin American countries was positive since the effects of the COVID-19 pandemic diminished and government measures in some countries supported private consumption. COVID-19 cases and deaths fell thanks to progress in vaccination campaigns and limited exposure to the new variants. As a result, countries such as Chile, Brazil, Peru, and Ecuador continued to reopen their economies, leading to improvements in monthly economic activity indicators or labor markets, although unemployment rates remain above pre-pandemic levels.

Cost inflation in the prices of goods, raw materials, debt interest expenses denominated in local currency indexed to inflation and services for the operation of oil and gas producing assets can vary over time and between each market segment.

4.3.4.	Effects of Crude Oil and Refined Product Prices

The average price of ICE Brent crude in 2021 was US$ 70.9 per barrel as compared to US$ 43.2 per barrel in 2020 and US$ 64.2 per barrel in 2019. See section Strategy and Market Overview.

Our average crude oil basket price was US$ 66.8 per barrel in 2021, as compared to US$ 34.4 per barrel in 2020 and US$ 58.6 per barrel in 2019. The increase in 2021 as compared to 2020 was mainly due to the increase in the average price of ICE Brent and a better negotiated oil spread supported by a proactive commercial strategy focused on diversifying clients both in specific locations, such as the Gulf of Mexico, and different markets, such as the Chinese and the European markets. There was also an increase in “delivery at place” sales volume to various locations including South Korea, India, Brunei, Sweden, and the US Gulf Coast.

In addition, our average product basket price was US$ 79.6 in 2021, US$ 49.2 in 2020, and US$ 69.8 in 2019. The increase in 2021 as compared to 2020 was primarily due to the strengthening of the international reference price, our commercial efforts, as well as improved refined products indicators in line with the reactivation of demand.

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

4.4.	Accounting Policies

Our consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 were prepared in accordance with IFRS. The detail of the accounting policies is described in Note 4 to our consolidated financial statements.

We adopted IFRS 16 – Leases as from January 1, 2019. Also, we adopted IFRS 9 – Financial Instruments and IFRS 15 – Revenue from Contracts and Customers as from January 1, 2018. The adoption of such standards did not generate a material impact in our results. For more information regarding the adoption of new accounting standards and their effects on our financial statements, see Note 5.1 New standards adopted by the Ecopetrol Group to our consolidated financial statements included in this annual report.

4.5.	Critical Accounting Judgments and Estimates

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

4.6.	Operating Results

The following discussion is based on information contained in our audited consolidated financial statements and should be read in conjunction therewith.

4.6.1.	Consolidated Results of Operations

The following table sets forth components of our income statement for the years ended December 31, 2021, 2020 and 2019.

Table 57 – Consolidated Income Statement

Income Statement	For the year ended December 31,			% Change
(COP$Million)	2021	2020	2019	2021/2020	2020/2019
Revenue	91,881,204	50,223,393	71,488,512	82.9	(29.7)
Cost of sales	55,581,776	37,567,472	44,972,360	48.0	(16.5)
Gross Profit	36,299,428	12,655,921	26,516,152	186.8	(52.3)
Operating expenses	6,568,370	4,841,000	3,726,557	35.7	29.9
Impairment of non-current assets, net	33,351	633,156	1,762,437	(94.7)	(64.1)
Operating Income	29,697,707	7,181,765	21,027,158	313.5	(65.8)
Finance results, net	(3,698,054)	(2,481,587)	(1,670,494)	49.0	48.6
Share of profit of companies	426,164	76,336	366,904	458.3	(79.2)
Income before income tax	26,425,817	4,776,514	19,723,568	453.2	(75.8)
Income tax	(8,795,263)	(2,038,661)	(4,718,413)	331.4	(56.8)
Net Income	17,630,554	2,737,853	15,005,155	544.0	(81.8)
Net income attributable to:
Company’s shareholders	15,649,143	1,586,677	13,744,011	886.3	(88.5)
Non-controlling interest	1,981,411	1,151,176	1,261,144	72.1	(8.7)
Net Income	17,630,554	2,737,853	15,005,155	544.0	(81.8)

4.6.1.1.	Total Revenues

The following table sets forth our principal sources of third-party revenues by business segment for the years ended December 31, 2021, 2020 and 2019. An explanation of how we classify our operations into business segments is included in section 4.6.1.8 below.

Table 58 – Third-Party Revenues by Business Segment

	2021			2020			2019			Change Sales Revenues (%)
	Volume			Volume			Volume
	(barrels	Average price	Sales revenues	(barrels	Average price	Sales revenues	(barrels	Average price	Sales revenues
Revenue by segment	equivalent)	US$/barrels	( COPS Million)	equivalent)	US$/barrels	(COP$ Million)	equivalent)	US$/barrels	(COP$ Million)	2021/2020	2020/2019
Local Crude oil	858,085	59.5	193,476	2,208,356	28.6	230,520	2,232,087	48.6	356,857	(16.1)	(35.4)
Foreign Crude oil(1)	137,149,375	66.8	34,768,509	153,185,623	34.4	19,498,553	147,692,547	58.7	28,461,601	78.3	(31.5)
Natural gas local	33,577,157	25.3	3,200,069	31,391,611	24.5	2,845,155	28,798,105	23.8	2,256,123	12.5	26.1
Foreign natural gas	1,181,357	16.0	71,529	554,742	8.6	17,231	506,556	16.6	27,255	315.1	(36.8)
Other income(2,3)	6,151,816		318,989	5,409,528		263,466	3,788,550		193,282	21.1	36.3
Exploration and production sales	178,917,790		38,552,572	192,749,860		22,854,925	183,017,845		31,295,118	68.7	(27.0)
Local refined products(1)	112,638,375	111.1	36,138,729	90,659,046	54.1	17,745,376	111,095,596	74.5	27,170,498	103.7	(34.7)
Foreign refined products(1)	34,614,613	70.7	9,174,488	39,668,072	42.4	6,165,364	44,007,684	62.3	8,977,662	48.8	(31.3)
Foreign Crude Oil	—		—	—		29	289,289	62.6	61,995	(100.0)	(100.0)
Other income(2,3)	—		1,344,979	—		894,118	—		183,315	50.4	387.7
Refining and petrochemicals	147,252,988		46,658,196	130,327,118		24,804,887	155,392,569		36,393,470	88.1	(31.8)
Transportation services	—		2,557,238	—		2,563,581	—		3,799,924	(0.2)	(32.5)
Transportation and logistics	—		2,557,238	—		2,563,581	—		3,799,924	(0.2)	(32.5)
Electric Power Transmission and Toll Roads Concessions	—		4,113,198	—		—	—		—	0.0	0.0
Electric Power Transmission and Toll Roads Concessions(4)	—		4,113,198	—		—	—		—	0.0	0.0
Total sales	326,170,778		91,881,204	323,076,978		50,223,393	338,410,414		71,488,512	82.9	(29.7)
Crude Oil	138,007,460	66.8	34,961,985	155,393,979	34.4	19,729,102	150,213,923	58.6	28,880,453	77.2	(31.7)
Natural gas	34,758,514	24.9	3,271,598	31,946,353	24.3	2,862,386	29,304,661	23.7	2,283,378	14.3	25.4
Refined products	153,404,804	79.6	45,632,206	135,736,646	49.2	24,174,206	158,891,830	69.8	36,341,442	88.8	(33.5)
Transportation services and others	—		8,015,415	—		3,457,699	—		3,983,239	131.8	(13.2)
Total sales	326,170,778		91,881,204	323,076,978		50,223,393	338,410,414		71,488,512	82.9	(29.7)
(1)	Includes strategic and tactical hedges, which are related to crude oil, fuel oil and Diesel.
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

(4)

The electric power transmission and toll roads concessions segment’s revenues mainly include: (i) electricity transmission services, (ii) designing, building, operating and maintaining road concessions infrastructure roads, and (iii) telecommunications services.

In 2021, total revenues increased by 82.9% as compared to 2020, primarily as a result of: (i) a COP$ 33,357,735 million increase in revenues mainly due to a 94.2%, or US$ 32.4 per barrel increase of our average crude oil basket price and a 61.8%, or US$ 30.4 per barrel increase of our average refined products basket price, which in turn was primarily due to the strengthening of the international reference prices, a better negotiated oil spread as a result of our commercial efforts, and improved refined products indicators, (ii) a COP$ 4,165,354 million increase in the service revenue, primarily due to the consolidation of ISA’s revenues from September 2021, (iii) a COP$ 2,797,025 million increase in revenues resulting from a 1.52% depreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP$ 3,691.27/US$ 1.00 in 2020 to an average exchange rate of COP$ 3,747.24/US$ 1.00 in 2021, resulting in an increase in revenue from exports, and (iv) a COP$ 1,337,697 million increase in revenues attributable to an increase in our sales volume (as further explained below).

The increase of our sales volume in 2021 as compared to 2020 was the result of: (i) a 13.0%, or 17.7 mboe increase in refined products volumes, which in turn was primarily due to the recovery in domestic demand which exceeded pre-COVID-19 pandemic levels, and (ii) a 8.8%, or 2.8 mboe increase in natural gas sales volume, which resulted from higher production by Hocol and Permian. This increase was partially offset by a 11.2%, or 17.4 mboe decrease in our crude sales, primarily associated with lower availability due to lower production and higher throughput at our refineries.

In 2020, total revenues decreased by 29.7% as compared to 2019, primarily as a result of: (i) a COP$ 21,330,388 million decrease in revenues mainly due to a 41.3%, or US$ 24.2 per barrel decrease of our average crude oil basket price and a 29.5%, or US$20.6 per barrel decrease of our average refined products basket price, which in case in turn was primarily the result of the decrease in the international crude oil and product reference prices, (ii) a COP$ 4,246,388 million decrease in revenues attributable to the decrease in our sales volume (as further explained below) and (iii) a COP$ 723,744 decrease in revenues attributable to a decrease in the service revenue of our transportations and logistics segment, which in turn was primarily due to a decrease in transported volumes. These decreases were partially offset by a COP$ 5,035,401 million increase in revenues resulting from a 12.46% depreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP$ 3,282.39/US$1.00 in 2019 to an average exchange rate of COP$3,691.27/US$1.00 in 2020, resulting in an increase in revenue from exports.

The decrease of our sales volume in 2020 as compared to 2019 was the result of a 14.6%, or 23.2 mboe, decrease in refined products volumes, which in turn was primarily due to the contraction in demand caused by the COVID-19 pandemic. This decrease was partially offset by (i) a 3.4%, or 5.2 mboe increase in our crude sales volume which was resulting from higher availability associated with lower throughput at our refineries and (ii) a 9.0%, or 2.6 mboe increase in natural gas sales volume due to Hocol’s acquisition of 100% of Chevron Petroleum Company’s participation in the Guajira association contract (which corresponds to 43% of the total contract) and the entry into operation of the Cupiagua LPG plant.

4.6.1.2.	Cost of Sales

Our cost of sales was principally affected by the factors described below. See Note 26 to our consolidated financial statements for more detail.

Cost of sales in 2021 was COP$ 55,581,776 million, representing a COP$ 18,014,304 million or 48.0% increase as compared to 2020, primarily as a result of the following factors:

●	A COP$ 18,111,853 million increase in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales or for refining, resulting primarily from (i) higher average purchase prices by COP$ 14,531,550 million, which in turn was primarily due to the increase in international benchmark prices for crude oil and refined products, (ii) a COP$ 2,841,612 million increase in volumes purchased, primarily due to an increase in our imports of refined products to ensure domestic supply given the economic reactivation, as well as an increase in our domestic purchases of crude oil associated with new commercialization contracts in line with the commercial strategy, and (iii) a COP$ 738,691 million increase in costs in Colombian Peso terms due to the depreciation of the average exchange rate of the Colombian Peso against the U.S. dollar, mentioned above.
●	A COP$ 1,740,738 million increase as a result of our consolidation of ISA’s cost of sales from September 2021, which includes services, depreciation, labor, taxes, and general costs.
●	A COP$ 692,509 million increase in contributions and taxes mainly due to: (i) an increase in non-deductible VAT associated with higher purchase levels in 2021, and (ii) an increase in gas royalties due to higher production levels in 2021.

●	A COP$ 642,088 million increase in contracted services, maintenance activities, operation supplies and other operational activity costs, as a result of execution of activities related to the economic reactivation, greater participation in fields such as Nare and Piedemonte and higher tariffs and inflation effect in contracts.
●	A COP$ 327,591 million increase in depreciation, amortization, and depletion expenses primarily due to: (i) a higher level of capital investment, and (ii) the increase in the production of our subsidiaries in the Permian. The above was partially offset by a lower depreciation rate associated with decreased levels of production in Ecopetrol S.A.’s fields.
●	A COP$ 63,673 million increase in labor cost related to: (i) a 3.31% salary increase in 2021 as compared to 2020, and (ii) an increase in medical services.
●	A COP$ 103,186 million increase in other minor items.

The factors mentioned above were partially offset by a COP$ 3,667,334 million decrease in inventory fluctuation primarily due to: (i) the valuation of the price of crude oil and products purchased given the recovery of international reference prices, (ii) higher inventory of crude oil in transit, associated with higher “delivery at place” sales scheduled for 2021 compared against “free on board” sales during the previous year, and (iii) higher inventory levels due to crude oil evacuation restrictions and maintenance activities in some refining units.

Cost of sales in 2020 was COP$ 37,567,472 million, representing a COP$ 7,404,888 million or 16.5% decrease as compared to 2019, primarily as a result of the following factors:

●	A COP$ 8,857,293 million decrease in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales or for refining, resulting from: (i) lower average purchase prices by COP$ 7,178,744 million due to the decrease in international benchmark prices for crude oil and refined products and (ii) a COP$ 3,339,573 million decrease in volumes purchased primarily due to lower national demand for products, which in turn was due to the lockdown measures taken by the Colombian Government to control the COVID-19 pandemic, a decrease in our imports of diluent given the decrease in our crude production and a decrease in our imports of crude oil, which in turn was due to the decrease of activity of our refineries. This decrease was partially offset by a COP$ 1,661,024 million increase in costs in Colombian Peso terms due to the depreciation of the average exchange rate of the Colombian Peso against the U.S. dollar, mentioned above.
●	A COP$ 545,907 million decrease in maintenance and contracted services, associated with the optimization plan performed during 2020, a renegotiation of rates and lower activity in general.
●	A COP$ 30,862 million decrease in other minor items.

The factors mentioned above were partially offset by: (i) a COP$ 1,333,903 million increase in our consumption of inventories given a greater consumption of refined products and the effect of lower prices and (ii) a COP$ 695,271 million increase in depreciation, amortization and depletion expenses primarily due to a higher level of capital investment and the devaluation of the average exchange rate of the Colombian Peso against the U.S. dollar in subsidiaries with the US dollar as their functional currency (which was partially offset by a lower depreciation rate associated with decreased levels of production).

4.6.1.3.	Operating Expenses before Impairment of Non-Current Assets Effects

Operating expenses, which include selling, general and administrative expenses before impairment of non-current assets amounted to COP$ 6,568,370 million in 2021, a COP$ 1,727,370 million or 35.7% increase as compared to 2020, mainly as a result of the following factors (see Notes 27 and 28 to our consolidated financial statements for more detail):

●	A lower effect of COP$ 1,370,398 million from profit on acquisition of participations and interests resulting from Hocol’s acquisition in 2020 of 100% of Chevron Petroleum Company’s participation in the Guajira association contract, which generated: (i) a COP$ 1,284,372 million revaluation gain of the assets that Hocol already had in the Guajira association at Ecopetrol, and (ii) a COP$ 86,026 million gain at Hocol, as its acquisition of the remaining 43% stake was considered a bargain purchase.

●	A COP$ 510,948 million increase in provisions, mainly associated with environmental aspects and the public works contribution process.
●	A COP$ 270,475 million increase in exploration expenses mainly due to: (i) increased exploratory activity mainly associated with seismic in Brazil, (ii) updating of dry well abandonment costs. and (iii) recognition of the exploratory activity of unsuccessful wells.
●	A COP$ 236,528 million increase in depreciation, amortization, and depletion expenses primarily due to a recognition of fixed cost of some plants in the Cartagena refinery that suspended its production, and the consolidation of ISA’s depreciation cost starting in September 2021.
●	A COP$ 213,781 million increase in other operating expenses mainly in social investment projects, especially those carried out for the Misión Internacional de Sabios, aimed at the advancement of science, technology and innovation, which was convened by the National Government and communities, among others.
●	A COP$ 188,860 million increase in other minor items, which mainly includes transaction costs related to the acquisition of ISA and other professional services.

These results were partially offset by:

●	A COP$ 672,145 million increase in other income, as a result of the approval of the Frontera settlement agreement by the Administrative Court of Cundinamarca as further described in Business Overview––Transportation and Logistics––Marketing of Transportation Services––Developments with certain clients of Bicentenario and Cenit.
●	A COP$ 391,475 million decrease in labor expenses was mainly due to the lower recognition of the voluntary retirement plan in 2021 compared to 2020.

Operating expenses, which include selling, general and administrative expenses before impairment of non-current assets amounted to COP$ 4,841,000 million in 2020, a COP$ 1,114,443 million or 29.9% increase as compared to 2019, mainly as a result of the following factors (see Notes 27 and 28 to our consolidated financial statements for more detail):

●	A COP$ 806,730 million increase in labor expenses was mainly due to: (i) the recognition of the voluntary retirement plan of 421 people in 2020, which despite the current increase in expenses, is expected to result in approximately COP 0.4 trillion in future cash savings, and (ii) the salary increase in 2020 as compared to 2019.
●	A COP$ 283,373 million increase in general expenses mainly due to: (i) the recognition of the fixed costs of some plants at the Barrancabermeja refinery that temporarily suspended their production during the COVID-19 pandemic, and (ii) expenses incurred in connection with humanitarian aid and other initiatives to strengthen the Colombian health system to address the COVID-19 pandemic.
●	A COP$ 224,239 million decrease in other income primarily due to an income recognized in 2019 associated to a favorable litigation related to the fill-up of the line in the transportation segment and compensation received in 2019 relating to certain environmental events and no similar events occurred in 2020.
●	A COP$ 115,626 million increase in other operating expenses mainly by the write-off of assets that were recognized as projects in progress, due to the completion of economic feasibility studies.
●	A COP$ 80,313 million increase in other minor items.

These results were partially offset by:

●	A higher positive effect of COP$ 321,473 million from profit on acquisition of participations and interests resulting from: (i) Hocol’s acquisition in 2020 of 100% of Chevron Petroleum Company’s participation in the Guajira association contract, which generated (a) COP$ 1,284,372 million at Ecopetrol, a revaluation gain of the assets that Hocol already had in the Guajira association and (b) COP$ 86,025 million at Hocol, a gain as its acquisition of the remaining 43% stake was considered a bargain purchase, and (ii) the effect of the increase in Invercolsa’s valuation recognized in 2019 when we became their controlling shareholder which was not present in 2020.
●	A COP$ 74,365 million decrease in exploratory expenses mainly as a result of lower drilling in 2020 and less seismic reprocessing.

=Each of our operating segments bears the costs and expenses incurred for product use and marketing and each segment assumes administrative expenses and all non-operational transactions related to its activity. Discussion of operating expenses by business segment is included in the section Financial Review—Operating Results—Consolidated Results of Operations—Segment Performance and Analysis.

4.6.1.4.	Impairment of Non-Current Assets

The impairment of our non-current assets includes losses (or recovery) of impairment of property, plant and equipment and natural resources, investments in companies, goodwill, and other non-current assets. The Company is exposed to future risks derived mainly from variations in: (i) oil prices outlook, (ii) refining margins and profitability, (iii) cost profile, (iv) investment and maintenance expenses, (v) amount of recoverable reserves, (vi) market and country risk assessments reflected in the discount rate, and (vii) changes in domestic and international regulations, (viii) future cash flows expected, among others.

Any change in the foregoing variables used to calculate the recoverable amount of a non-current asset can have a material effect on the recognition of either losses or recovery of impairment charges in the profit or loss statement in any given fiscal year. In our business segments highly sensitive variables can include, among others: (i) in the exploration and production segment, variations of the hydrocarbon prices outlook, (ii) in the refining segment, changes in product and crude oil prices, discount rate, refining margins, changes in environmental regulations, cost structure and the level of capital expenditures; (iii) in the transportation and logistics segment, changes in tariffs regulation and transported volumes; (iv) in the electric power transmission and toll roads concessions segment, changes in expected future cash flows.

In 2021, we recognized impairment losses of non-current assets of COP$ 33,351 million as compared to impairment losses of COP$ 633,156 million in 2020 and COP$ 1,762,437 million in 2019. These impairments are a non-cash accounting effect and consequently do not involve any disbursement or cash inflow. Further, any cumulative impairment amount of non-current assets, except for goodwill, is susceptible to reversion when the fair value of the asset exceeds its book value. On the contrary, in the event that the book value exceeds the fair value of the asset, an additional impairment expense could be recognized.

The 2021 impairment losses, net of non-current assets of COP$ 33,351 million, corresponds to the net result of:

(i)	A recovery of impairment of non-current assets in the exploration and production segment of COP$ 438,020 million, mainly due to favorable outlook of international prices and increase in reserves.
(ii)	An impairment of non-current assets in the refining and petrochemicals segment of COP$ 305,466 million, primarily related to the Barrancabermeja refinery modernization plan which led to an impairment of COP$ 340,019 million, considering the progress in technical analysis of the project and to other minor adjustments in the amount of COP$ 97 million. The foregoing was partially offset by a reversal of impairment in the Cartagena refinery of COP$ 34,650 million, primarily due to operating and financial management improvements that permitted capturing greater refining margins in the short and medium-term.
(iii)	An impairment of non-current assets in the transportation and logistics segment of COP$ 165,901 million, primarily due to a lower volume outlook for the Southern Cash Generating Unit, which is comprised of the Tumaco Port and the Transandino pipeline (OTA).
(iv)	An impairment of non-current assets in the electric power transmission and toll roads concessions segment of COP$ 4 million.

The 2020 impairment losses, net of non-current assets of COP$ 633,156 million, corresponds to the net result of:

(i)	An impairment of non-current assets in the exploration and production segment of COP$ 192,693 million, mainly due to the decrease in crude oil price forecast in the short and long term.
(ii)	An impairment of non-current assets in the refining and petrochemicals segment of COP$ 781,528 million, primarily related to the lower refining margins at the Cartagena refinery by COP$ 440,525 million and the Barrancabermeja refinery Modernization Plan by COP$ 341,000 million, considering the progress in technical analysis of the project.
(iii)	A reversal of impairment of non-current assets in the transportation and logistics segment of COP$ 341,065 million, primarily as a result of a recovery in transported volumes in 2020 through: (i) South CGU, which includes the Transandino pipeline (OTA) and the port of Tumaco and (ii) North CGU, which includes the Banadía–Ayacucho’s pipeline, part of the Caño Limón-Coveñas system.

The 2019 impairment loss, net of non-current assets of COP$ 1,762,437, corresponds to the net result of:

(i)	An impairment of non-current assets in the exploration and production segment primarily due to the decrease in estimations of short-term hydrocarbon price outlook, in spite of the incorporation of new reserves and technical and operational information variables and lower discount rate.
(ii)	An impairment of non-current assets in the transportation and logistics segment, primarily associated with the south generating unit, comprised of Puerto Tumaco and the Transandino pipeline (OTA), and the north generating unit, comprised of the Caño Limón – Coveñas Pipeline, which was especially affected by damages to its infrastructure attributed to attacks by third-parties.
(iii)	A reversal of impairment of non-current assets in the refining and petrochemicals segment, primarily related to the net effect of (i) a reversal of impairment of the Cartagena refinery due to a lower discount rate associated with external market factors, (ii) an impairment loss in Bioenergy primarily due to the decrease in availability of cane, partially offset by an improvement in the projection of the realization price of ethanol and a decrease in the discount rate and (iii) an impairment loss associated with the modernization plan for the Barrancabermeja refinery, considering the state of the technical alternatives analysis of possible future increases in conversion.

For more information regarding impairment by segment, see section Financial Review—Operating Results—Consolidated Results of Operations—Segment Performance and Analysis.

4.6.1.5.	Finance Results, Net

Finance results, net, mainly includes exchange rate gains or losses, interest expense, yields and interest from our investments and non-current liabilities financial costs (asset retirement obligation and post-benefits plan).

Finance results, net, amounted to a loss of COP$ 3,698,054 million in 2021 as compared to a loss of COP$ 2,481,587 million in 2020. This loss was mainly due to:

(i)	A COP$ 710,882 million increase in interest expenses, primarily due to (i) the increase in Ecopetrol’s debt in 2021, which in turn was due to the Acquisition Loan and the SEC-registered bonds in an aggregate amount of US$2,000 million issued in connection with the acquisition of ISA, and (ii) the consolidation of ISA’s debt.
(ii)	A COP$ 218,175 million decrease in valuation to fair value and lower yields of the securities portfolio, primarily as a result of low market rates and a lower average cash position in 2021 as compared to 2020.
(iii)	A COP$ 170,741 million increase in financial expenses related to long term obligations, which in turn was mainly to the increase in our asset retirement and pension obligations.

(iv)	A COP$ 16,772 million decrease in foreign exchange primarily driven by the negative impact that the depreciation of the Colombian Peso against the U.S. dollar in 2021 had on our U.S. dollar net liability position. In 2021, our exchange rate loss was COP$ 31,726 million, as compared to a gain of COP$ 346,774 million in 2020. This decrease was partially offset by a revenue from the realization in our equity results of the accumulated exchange rate valuation (conversion adjustment), resulting from the US dollar sale of our investment in Savia.

Finance results, net, amounted to a loss of COP$ 2,481,587 million in 2020 as compared to a loss of COP$ 1,670,494 million in 2019. This increase in loss was mainly due to:

(i)	A COP$ 489,852 million increase in interest expenses, primarily as a result of the increase in the Ecopetrol Group’s financial debt in 2020 given that Ecopetrol S.A. entered into committed credit lines in an aggregate principal amount of US$ 665 million and issued a SEC-registered bond in an aggregate amount of US$2,000 million, and the negative effect of the devaluation of the Colombian peso against the US dollar in 2020 had on our foreign currency debt.
(ii)	A COP$ 327,194 million decrease in valuation to fair value and lower yields of the securities portfolio, as a result of low market rates and a lower average cash position in 2020 as compared to 2019.
(iii)	A COP$ 147,458 million decrease in financial income related to retroactive dividends and interest received by us in respect of Invercolsa’s profits in 2019, before we acquired control of this entity in November 2019.
(iv)	A COP$ 152,724 million increase in financial expenses related to long term obligations, which in turn was mainly to the increase in our asset retirement and pension obligations.

This increase was partially offset by the positive impact resulting from the strong appreciation of the Colombian Peso against the U.S. dollar in the last quarter of 2020 had on our U.S. dollar net liability position. In 2020, our exchange rate gain was COP$ 346,774 million, as compared to a gain of COP$ 40,639 million in 2019.

For more details on our financial income and expenses see Note 29 to our consolidated financial statements.

4.6.1.6.	Income Tax

Income taxes amounted to COP$ 8,795,263 million in 2021, COP$ 2,038,661 million in 2020 and COP$ 4,718,413 million in 2019. The above is equivalent to an effective tax rate of 33.3%, 42.7% and 23.9% in 2021, 2020 and 2019, respectively.

The decrease in the effective tax rate from 2020 to 2021 was mainly due to: (i) the effect of the tax reform issued in 2021 under net deferred tax (increase in the nominal tax rate from 2022, which will go from 30% to 35%), (ii) a positive net effect resulting from a lower tax rate for some of the Company’s subsidiaries compared to the tax rate of the parent company, and the effect of exchange rate variations on taxable profits in 2021, and (iii) the effect on deferred tax liabilities during the corresponding period in 2021 of the devaluation of the peso against the U.S. dollar on our subsidiaries whose functional currency is the U.S. dollar but pay their taxes in Colombian pesos. This decrease was partially offset by the net effect between non-deductible expenses and non-taxed income. See Note 10 to our consolidated financial statements for more details.

The increase in the effective tax rate from 2019 to 2020 was mainly due to: (i) the recognition of a deferred tax asset in the amount of COP$ 1,550,152 in 2019 as a result of the expectation to recover the historical tax losses of Ecopetrol America that were not recognized up until that time, and (ii) higher losses in the Ecopetrol Group’s companies that are taxed under a special regime. This increase was partially offset by Ecopetrol S.A.’s presumptive income in 2020 being taxed at a lower nominal rate.

See Note 10 to our consolidated financial statements for more details.

4.6.1.7.	Net Income (Loss) Attributable to Owners of Ecopetrol

As a result of the foregoing, in 2021, net income attributable to owners of Ecopetrol was COP$ 15,649,143. In 2020, net income attributable to owners of Ecopetrol was COP$ 1,586,677, whereas in 2019 net income attributable to owners of Ecopetrol was COP$ 13,744,011 million.

4.6.1.8.	Segment Performance and Analysis

In this section, including the tables below, we present our financial information by segment: Exploration and Production, Refining and Petrochemicals, Transportation and Logistics, and Electric Power Transmission and Toll Roads Concessions. See section Business Overview for a description of each segment.

The following tables present our revenues and net income by business segment for the years ended December 31, 2021, 2020 and 2019:

Table 59 – Revenues by Business Segment

	For the year ended December 31,			% Change
	2021	2020	2019	2021/2020	2020/2019

	(COP$Million)
Exploration and Production	63,248,952	36,839,997	52,667,990	71.7	(30.1)
Third parties	38,552,572	22,854,925	31,295,118	68.7	(27.0)
Local crude oil	193,476	230,520	356,857	(16.1)	(35.4)
Foreign crude oil	34,768,509	19,498,553	28,461,601	78.3	(31.5)
Local natural gas	3,200,069	2,845,155	2,256,123	12.5	26.1
Foreign natural gas	71,529	17,231	27,255	315.1	(36.8)
Other income	318,989	263,466	193,282	21.1	36.3
Inter-segment net operating revenues	24,696,380	13,985,072	21,372,872	76.6	(34.6)
Refining and Petrochemicals	50,976,385	26,104,351	38,770,806	95.3	(32.7)
Third parties	46,658,196	24,804,887	36,393,470	88.1	(31.8)
Local refined products	36,138,729	17,745,376	27,170,498	103.7	(34.7)
Foreign refined products	9,174,488	6,165,364	8,977,662	48.8	(31.3)
Foreign crude oil	—	29	61,995	(100.0)	(100.0)
Other income(1)	1,344,979	894,118	183,315	50.4	387.7
Inter-segment net operating revenues	4,318,189	1,299,464	2,377,336	232.3	(45.3)
Transportation and Logistics	12,158,466	12,194,440	13,070,736	(0.3)	(6.7)
Third parties	2,557,238	2,563,581	3,799,924	(0.2)	(32.5)
Inter-segment net operating revenues	9,601,228	9,630,859	9,270,812	(0.3)	3.9
Electric Power Transmission and Toll Roads Concessions(2)	4,113,198	—	—	100.0	—
Third parties	4,113,198	—	—	100.0	—
Eliminations of consolidations	(38,615,797)	(24,915,395)	(33,021,020)	55.0	(24.5)
Total revenues	91,881,204	50,223,393	71,488,512	82.9	(29.7)
(1)

Since 2020, Invercolsa’s sales are recognized as income from gas service without associated volume. In order to give comparability to our financial information, the values reported as residential gas were classified as “other income” in 2019.

(2)

The electric power transmission and toll roads concessions segment’s revenues mainly include: (i) electricity transmission services, (ii) designing, building, operating and maintaining road concessions infrastructure roads, and (iii) telecommunications services.

Total revenues by segment include exports and local sales to third-parties and inter-segment sales. See section Financial Review—Operating Results—Consolidated Results of Operations—Total Revenues for prices and volumes to third parties.

Table 60 – Operating and Net Income by Business Segment

	For the year ended December 31,			% Change
	2021	2020	2019	2021/2020	2020/2019

	(COP$Million)
Exploration and Production
Operating Income	18,863,444	1,149,291	11,601,485	1,541.3	(90.0)
Net income	11,829,119	(139,279)	9,382,129	(8,593.1)	(101.0)
Refining and Petrochemicals
Operating Income	417,450	(2,185,511)	1,142,204	(119.1)	(291.0)
Net income	(1,198,619)	(2,848,511)	117,708	(57.9)	(2,520.0)
Transportation and Logistics
Operating Income	8,462,604	8,218,724	8,366,747	3.0	(2.0)
Net income	4,635,354	4,574,800	4,244,860	1.3	8.0
Electric Power Transmission and Toll Roads Concessions
Operating Income	1,921,037	—	—	100.0	—
Net income	386,438	—	—	100.0	—
Eliminations of consolidations
Operating Income	33,172	(739)	(83,278)	(4,588.8)	(99.0)
Net income	(3,149)	(333)	(686)	845.6	(51.0)
Ecopetrol consolidado
Operating Income	29,697,707	7,181,765	21,027,158	313.5	(66.0)
Net income	15,649,143	1,586,677	13,744,011	886.3	(88.0)

4.6.1.9.	Exploration and Production Segment Results

In 2021, exploration and production segment sales were COP$ 63,248,952 million, compared to COP$ 36,839,997 million in 2020. In 2021, our segment sales increased by 71.7% as compared with 2020 mainly as a result of:

(i)

A 68.7% increase in sales of crude oil to third parties in 2021 as compared to 2020 primarily due to: (i) an increase in the price of our crude oil basket of US$ 32.4 per barrel, (ii) an increase in the crude oil basket spread compared against the Brent price of US$ 5 per barrel, (iii) the depreciation of the Colombian Peso against the U.S dollar, resulting in an increase in sales revenue recorded in U.S. dollars, and (iv) an increase in sales of natural gas (8.4 mboed) primarily due to higher production by Hocol and a higher production related with a demand recovery. This increase was partially offset by a decrease in local and exports sales of crude oil (48.9 mboed) mainly due to the company’s lowr production as a result of operational and public order issues, including roadblocks and strikes.

(ii)

A 76.6% increase in inter-segment revenues in 2021 as compared to 2020 mainly due to: (i) a higher refinery load due to global demand recovery, and (ii) the depreciation of the Colombian Peso against the U.S. dollar.

In 2020, exploration and production segment sales were COP$ 36,839,997 million, compared to COP$ 52,667,990 million in 2019. In 2020, our segment sales decreased by 30.1% as compared with 2019 mainly as a result of:

(i)

The 27.0% decrease in sales of crude oil to third parties in 2020 as compared to 2019 primarily due to: (i) a decrease in the price of our crude oil basket of US$ 21.0 per barrel, (ii) an increased spread in our crude oil basket versus the Brent price, (iii) lower production levels, primarily due to lower demand as a result of the mobility restrictions and lockdown that were imposed throughout the year because of the COVID-19 pandemic and impacts due to public order issues. This decrease was partially offset by (i) the depreciation of the Colombian Peso against the U.S. dollar, resulting in an increase in revenue recorded in U.S. dollars, (ii) an increase in crude oil sales of 5.2 mmbls, which in turn was primarily related to an increase in availability associated with lower throughput at our refineries, (iii) an increase in natural gas sales of 2.6 mmbls, which in turn was primarily due to Hocol’s acquisition of 100% of Chevron Petroleum Company’s participation in the Guajira association contract (which corresponds to 43% of the total contract), positive results of our United States Permian operations, the reversion of the Pauto and Floreña fields from Equión to Ecopetrol and the start-up of the Cupiagua LPG Plant.

(ii)

The 34.6% decrease in inter-segment revenues in 2020 as compared to 2019 mainly due to: (i) the decrease in the price of our crude oil basket and a worsening spread as compared to the Brent price and (ii) lower refineries throughputs due to the global contraction in demand as a result of the COVID-19 pandemic. This decrease was partially offset by the impact of the depreciation of the Colombian Peso against the U.S. dollar.

Cost of sales affecting our exploration and production segment are mainly related to: (i) the amortization and depletion of our production assets, (ii) contracted services and (iii) costs related to maintenance, operational services, electric power, projects, and labor cost. In addition, this segment’s costs are impacted by the purchases of crude oil from ANH and third parties, naphtha for dilution and transportation services.

In 2021, the cost of sales for this segment increased by 22.6% as compared with 2020 due to the net effect of:

(i)

Fixed costs increasing by 4.0%, or COP$ 382,670 million in 2021 as compared to 2020, mainly due to: (i) reactivation of the operational activity resulting in an increase in well interventions, maintenance, process material, integrity work and activities to support the operation, (ii) higher rates in contracts given the economic reactivation, inflation and higher COP$/US$ exchange rate, and (iii) the shutdown of generators to reduce carbon footprint increasing energy consumption.

(ii)

Variable costs increasing by 30.1%, or COP$ 7,044,043 million in 2021 as compared to 2020, as a result of (i) increased oil basket price resulting in a higher cost of oil and nafta purchases to third parties and impacting the economic rights contracts clause in certain fields and inventory valuation, and (ii) higher transportation costs due to Caño Limón - Coveñas pipeline un-availability during the second half of the year, pipelines tariffs annual update and the depreciation of the Colombian Peso against U.S. dollar. This increase was partially offset by (i) less transported volume due to a lower production, (ii) transit of sales to third parties in the Asian market to be recognized in January 2022, and (v) decrease in nafta purchase volume to third parties.

In 2020, the cost of sales for this segment decreased by 9.5% as compared with 2019 due to the net effect of:

(i)

Fixed costs decreasing by 1.1%, or COP$ 108,644 million, in 2020 as compared to 2019 mainly due to the optimization plan adopted by the Ecopetrol Group, which was reflected in fewer contracted services, lower process materials usage and lower general costs. This decrease was partially offset by higher fixed transportation costs, primarily due to the depreciation of Colombian Peso against U.S. dollar.

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

In 2021, operating expenses before impairment of non-current assets increased by 73.3% as compared to 2020 primarily as a result of: (i) higher exploratory expenses in 2021 mainly as a result of the recognition of spending on exploratory activity at the Moyote, Silver Back, Ceará fields and the update of the cost of abandonment of dry wells, (ii) the impact from the updating process of tax and environmental provisions, (iii) increase in freight costs for exports to China and Korea under the “delivery at place” model, and (iv) loss of crude due to damages by third parties to our infrastructure. This increase was partially offset by lower labor expenses due to a recognition of the voluntary retirement plan in 2020 and no similar recognition in 2021.

In 2020, operating expenses before impairment of non-current assets decreased by 4.5% as compared to 2019 primarily as a net result of: (i) recorded gain/losses on interests derived from Hocol’s acquisition of 100% of Chevron Petroleum Company’s participation in the Guajira Contract (which corresponds to 43% of the total contract) and (ii) a decrease in exploratory activity mainly as a result of lower drilling and seismic activity. The latter was partially offset by (i) higher labor expenses due to certain employees choosing to accept a voluntary retirement plan we offered in 2020, (ii) the write off of certain assets due to the completion of economic feasibility studies,

(iii) higher environmental provisions and asset retirement obligations for noncommercial wells, (iv) social investment costs associated with our support to the country to combat the COVID-19 pandemic, and (v) increase in fees and freight costs for exports to China and Korea.

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

There was a recovery of impairment of non-current assets recognized in the exploration and production segment in 2021, totaling COP$ 438,020 in 2021 as compared to a COP$ 192,693 million in 2020. The recovery impairment in this segment in 2021 was mainly due to the better perspective of the projection of international prices and an increase in the reserve balance.

There was an impairment of non-current assets recognized in the exploration and production segment in 2020, totaling COP$ 192,693 million in 2020 as compared to a COP$ 1,982,044 million in 2019. The impairment loss in this segment in 2020 was mainly due to the decrease in the crude oil price forecast in the short and long term.

There was an impairment of non-current assets recognized in the exploration and production segment in 2019, totaling COP$ 1,982,044 billion in 2019 as compared to the net reversal of COP$ 785,940 million in 2018. The impairment loss in this segment in 2019 was mainly due to (i) a decrease in the price projection of our crude oil and (ii) an increase in net book value as a result of higher asset short-term retirement obligations.

Because of all the above, the segment recorded a net income attributable to owners of Ecopetrol of COP$ 11,829,119 million in 2021 as compared to net loss attributable to owners of Ecopetrol of COP$ 139,279 million in 2020 and net income attributable to owners of Ecopetrol of COP$ 9,382,129 million in 2019.

Lifting and Production Costs

The aggregate average production cost, on a Colombian Peso basis, increased to COP$ 31,685 per boe during 2021 from COP$ 28,634 per boe during 2020. The aggregate average production cost increased to US$ 8.46 per boe in 2021 from US$7.75 per boe in 2020, primarily due to a 1.52% depreciation of the Colombian Peso against the U.S. dollar in 2021.

The aggregate average lifting cost, on a Colombian Peso basis, increased to COP$ 31,075 per boe during 2021 from COP$27,555 per boe during 2020. On a dollar basis, the aggregate average lifting cost increased to US$ 8.30 per boe in 2021 from US$7.46 per boe in 2020 due to a 1.52% depreciation of the Colombian Peso against the U.S. dollar in 2021.

In 2021, both the aggregate average production cost and the aggregate average lifting cost increased compared to 2020, mainly due to:

(i)	Increase in costs due to external events such as the public order situation and third-party blockades.
(ii)	Greater cost execution in subsoil maintenance, due to an increase in the number and complexity of well interventions and services, mainly to support and improve basic production curve.
(iii)	Greater number of operation maintenance, civil works, and integrity as part of the reactivation.
(iv)	Increase in electricity costs primarily due to: (i) higher global energy rates, and (ii) increased consumption of the National Interconnected System.
(v)	Increase in labor costs due to: (i) the actuarial calculation, and (ii) the voluntary retirement plan.
(vi)	Increase in costs related to operational support areas given our increased activity.

The difference between the aggregate average lifting cost and aggregate average production cost is that lifting costs does not include costs related to consumption of hydrocarbons by the Company in our production process or the output that the Company sells to our refineries and natural gas liquid plants.

The following table sets forth crude oil and natural gas average sales prices, the aggregate average lifting costs and aggregate average unit production cost for the years ended December 31, 2021, 2020 and 2019.

Table 61 – Crude Oil and Natural Gas Average Prices and Costs

	2021	2020	2019
Crude Oil Average Sales Price (US$per barrel)(1)	66.8	34.4	58.6
Crude Oil Average Sales Price (COP$per barrel)(1)	253,334	126,962	192,262
Natural Gas Average Sales Price (US$ per million standard cubic feet per day)	4.4	4.3	4.2
Natural Gas Average Sales Price (COP$ per million standard cubic feet per day)(2)	16,513	15,719	13,670
Aggregate Average Unit Production Costs (US$per boe)(3)	8.46	7.75	8.92
Aggregate Average Unit Production Cost (COP$per boe)(3)	31,685	28,634	29,275
Aggregate Average Lifting Costs (US$per boe)(4)(5)(6)	8.30	7.46	8.56
Aggregate Average Lifting Costs (COP$per boe)(4)(5)(6)	31,075	27,555	28,100
(1)	Corresponds to our average sales price on a consolidated basis.
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

(6)	As a result of the evaluation of control over companies under IFRS, Ecopetrol does not consolidate Savia Perú and Equión.
4.6.1.10.	Transportation and Logistics Segment Results

In 2021, our transportation and logistics segment sales were COP$ 12,158,466 million compared to COP$ 12,194,440 million in 2020. The 0.3% decrease in 2021 as compared with 2020 was mainly due to: (i) lower crude transported volumes as a result of the reduction in production, and (ii) the termination of the receipt of the Continuity Plan Margin (charge included in the hydrocarbon price structure, corresponding to the recovery of the investment of the Pozos Colorados – Galán multi-purpose pipeline) by Cenit in the pricing structure for refined products as of April 2021. These effects were partially offset by an increase in revenues associated with increased refined products transported volumes, which in turn was primarily due to the recovery of demand and higher reversal cycles in the Bicentenario pipeline.

In 2020, our transportation and logistics segment sales were COP$ 12,194,440 million compared to COP$ 13,070,736 million in 2019. The 6.7% decrease in 2020 as compared with 2019 was mainly due to: (i) lower volumes of crude oil transported through our pipelines which was primarily due to a decrease of oil production at the national level, including production by third parties, (ii) a decrease in the volumes of refined products transported mainly due to lower demand as a result of the mobility restrictions and quarantines that were imposed throughout the year in order to combat the of the COVID-19 pandemic, (iii) the impact of IFRS 15 in revenue recognition from contracts with customers given that during 2020 the revenue associated with our ship or pay contracts in the Bicentenario and Caño Limón- Coveñas pipelines were not recognized due to the ongoing legal process we were under with some of their shippers (See Note 23.3 to our consolidated financial statements for more details) and (iv) a decrease in our sales of services due to zero reversal cycles through the Bicentenario pipeline during the year as result of a stable operation of the Caño Limón - Coveñas pipeline throughout 2020. This decrease was partially offset by the positive effect on our U.S. dollar-indexed transportation fees resulting from the depreciation of the Colombian peso against the U.S. dollar, previously mentioned.

The cost of sales for our transportation and logistics segment is mainly related to: (i) project costs associated with the maintenance of transportation networks, and (ii) operating costs related to these systems, including the costs of labor, energy, fuels and lubricants and others.

The cost of sales amounted to COP$ 3,260,309 in 2021 as compared to COP$ 3,381,357 million in 2020. The cost of sales for this segment decreased by 3.6% in 2021 as compared with 2020 mainly due to: (i) lower depreciation due to the extension of the useful lives of Bicentenario and ODL pipelines, and (ii) a reduction in the variable costs of materials, mainly related to lower crude transported volumes.

The cost of sales amounted to COP$ 3,381,357 in 2020 as compared to COP$ 3,738,194 million in 2019. The cost of sales for this segment decreased by 9.5% in 2020 as compared with 2019 mainly due to: (i) a decrease in costs associated with lower transported volumes, (ii) lower fixed costs mainly as a result of contract renegotiations, (iii) a decrease in depreciation as a result of an adjustment in the useful life of some of our transportations systems, and (iv) a decrease in costs related to the rescheduling of maintenance activities throughout the year, which in turn was primarily due to the effects of the COVID-19 pandemic.

In 2021, operating expenses before the impairment of non-current assets decreased by 71.2% as compared to 2020 due to the effect of the settlement agreement in which Frontera recognized to Bicentenario the value equivalent to a portion of the syndicated debt, as well as a compensation in favor of Cenit for the early termination of the contracts.

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

The impairment of non-current assets recognized in the segment in 2021 was COP$ 165,901 million, compared to the reversal of impairment losses of non-current assets of COP$ 341,065 million in 2020. This impairment loss was primarily due to the South Cash Generating Unit, which includes the Transandino pipeline – (OTA) and the port of Tumaco, which in turn was primarily due to a decrease in our estimate of its long term volume capability.

The reversal of impairment of non-current assets recognized in the segment in 2020, totaled COP$ 341,065 million as compared to impairment losses of non-current assets of COP$ 232,556 million in 2019. This reversal in the impairment of this segment was primarily by a recovery in transported volumes in 2020 through: (i) South Cash Generating Unit, which includes the Transandino pipeline (OTA) and the port of Tumaco and (ii) North Cash Generating Unit, which includes the Banadia- Ayacucho pipeline, part of the Caño Limon- Coveñas system.

The segment recorded net income attributable to owners of Ecopetrol of COP$ 4,635,354 million in 2021 as compared to a net income of COP$ 4,574,800 million in 2020 and COP$ 4,244,860 million in 2019.

4.6.1.11.	Refining and Petrochemicals Segment Results

In 2021, the refining and petrochemical segment sales were COP$ 50,976,385 million compared to COP$ 26,104,351 million in 2020. In 2021, sales of refined products and petrochemicals increased by 95.3% as compared with 2020, mainly due to: (i) an increase of our volumes of gasoline and diesel sales in line with the general increase in demand due to the reactivation of the economy, and (ii) higher prices of the product basket given external market factors. Invercolsa’s revenues increased as a result of the higher commercialization of: (i) natural gas volumes, primarily due to progress in campaigns to encourage gas consumption in commercial and vehicular natural gas, and (ii) installation strategies for residential users to increase their volumes. Additionally, Esenttia’s sales volume remained stable compared to 2020, while its total cumulative margin increased, primarily due to favorable market conditions associated with: (i) increased demand that favored prices, (ii) lower Asian product availability due to logistic constraints, (iii) the stable operation of the main polymer grade polypropylene raw material supplier, and (iv) the implementation of a sales strategy to strengthen relations with traditional clients and increase market share in countries with higher profitability.

In 2020, the refining and petrochemical segment sales were COP$ 26,104,351 million compared to COP$ 38,770.806 million in 2019. In 2020, sales of refined products and petrochemicals decreased by 32.7% as compared with 2019, mainly due to: (i) a decrease of our volumes of gasoline and diesel sales due to a drastic worldwide drop in demand as a result of the COVID-19 pandemic and (ii) lower prices of the product basket given external market factors. This decrease was partially offset by: (i) the depreciation of the Colombian Peso against the U.S. dollar, resulting in an increase in sales revenue recorded in U.S. dollars, (ii) higher volumes of polypropylene produced by Esenttia and the strengthening of its international margins and (iii) the consolidation of Invercolsa into our consolidated results of operations as form November 2019.

The cost of sales for our refined products and petrochemicals segment is mainly related to the purchase of crude oil and natural gas for our refineries, imported crude oil and products to supply local demand, feedstock transportation services, services contracted for maintenance of the refineries and the amortization and depreciation of refining assets.

Cost of sales amounted to COP$ 48,535,388 million in 2021, compared to COP$ 25,825,555 million in 2020 and COP$ 37,856,219 million in 2019. In 2021, the cost of sales for this segment increased 87.9% as compared with 2020, principally due to (i) increased in volume purchases of crude oil to be used by our refineries primarily due to higher throughput, (ii) higher average purchase prices, (iii) increase in diesel and gasoline imports associated with the higher demand caused by the economic recovery and major maintenance at our refineries. This increase was partially offset by the inclusion of a higher percentage of domestic crude in the Cartagena refinery, which resulted in a more cost-effective crude slate.

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

In 2021, operating expenses before the impairment of non-current assets increased by 2.1% as compared to 2020, mainly due to: (i) an in commercialization expenses directly tied to the increase in sales, and (ii) the recognition of the fixed cost of plants temporarily halted at the Cartagena refinery, which in turn was primarily as a result of: (a) operational events and public order related obstructions, (b) continuing restrictions resulting from the continuation of the COVID-19 pandemic, and (c) scheduled major maintenance and operational events.

In 2020, operating expenses before the impairment of non-current assets increased by 649% as compared to 2019, mainly due to: (i) an increase in income as a result of our recognition of the Invercolsa’s valuation in 2019 once we became their controlling shareholder and no similar recognition in 2020, (ii) recognition of the fixed cost of plants temporarily halted at the Barrancabermeja refinery given the COVID-19 pandemic and decrease in product demand, (iii) the consolidation of Invercolsa during the entire year of 2020 versus two months in 2019 and (iv) higher labor expenses due certain of the segment’s employees choosing to accept our voluntary retirement plan, previously mentioned.

In 2021, we recognized an impairment loss of non-current assets in this segment totaling COP$ 305,466 million, as compared to an impairment loss of COP$ 781,528 million in 2020. The impairment loss recorded in 2021 is primarily the result of an impairment loss of COP$ 340,116 million attributable to the Barrancabermeja refinery modernization plan, considering the progress in the technical analysis and fit of the project under current market conditions and challenges. The above was partially offset by a reversal of impairment of COP$ 34,650 million attributable to the Cartagena refinery, mainly due to higher refining margins.

In 2020, we recognized an impairment loss of non-current assets in this segment totaling COP$ 781,528 million, as compared to a reversal of impairment of COP$ 452,163 million in 2019. The impairment loss we observed in 2020 is primarily the result of: (i) an impairment loss of COP $ 440,525 million attributable to the Cartagena refinery, which in turn was mainly due to lower refining margins, and (ii) an impairment loss of COP $341,000 million attributable to the Barrancabermeja Refinery Modernization Plan, taking into account progress in the technical analysis of the project.

As mentioned earlier, the refining segment is highly sensitive to changes in product prices and feedstock in the international market, discount rate, refining margins, changes in environmental regulations and cost structure and the level of capital expenditures, among others.

The refining and petrochemicals segment recorded net loss attributable to owners of Ecopetrol of COP$1,198,619 million in 2021 compared to a net loss of COP$2,848,511 million in 2020 and a net gain of COP$117,708 million in 2019.

4.6.1.12.	Electric Power Transmission and Toll Roads Concessions Segment Results

As mentioned above, we only created our Electric Power Transmission Toll Roads Concessions Segment in September 2021 and as such the information below presents the results as of such date, without a comparison to 2020.

In 2021, the electric power transmission and toll roads segment revenues from contracts with customers were COP$ 4,113,198 million, which included COP$ 2,556,089 million for electricity transmission, COP$ 1,348,322 million for toll road concessions and COP$ 208,787 million for telecommunication technologies and other operating revenues. Electricity transmission revenues were positively affected by the entry into operation of certain energy transmission projects, the consolidation with Piratininga-Bandeirantes Transmissora de Energia (PBTE) in March 2021, and the positive impact of macroeconomic variables in Brazil and Colombia. Toll road concession revenues were positively affected by higher returns on contract assets and higher revenues from maintenance of concessions and toll management in Chile, partially offset by the negative effects of the termination of the Ruta del Maule concession contract. Telecommunication technologies were positively affected by higher sales of connectivity services given the increase in internet consumption, sales of capacity and other telecommunications services in Colombia and Peru.

The operating costs for our electric power transmission and toll roads concessions segment is mainly related to construction costs of concession contracts, operation and maintenance costs, which amounted to COP$ 1,817,491 million in 2021. Administrative expenses of our electric power transmission and toll roads concessions segment includes depreciation, commissions and fees, impairment of non-current assets and services, including acquisition costs related to our acquisition of ISA, which amounted to COP$ 374,670 million in 2021.

In 2021, the share of profit of associates and joint ventures caused a positive effect in our results of COP$ 214,698 million, which corresponds to the participation in the results mainly of Transmissora Aliança de Energia Elétrica, Interligação Elétrica do Madeira and Interligação Elétrica Ivaí, energy transport companies in Brazil.

The electric power transmission and toll roads concessions segment recorded net income attributable to owners of Ecopetrol of COP$ 386,438 million in 2021.

4.7.	Liquidity and Capital Resources

Our principal sources of liquidity in 2021 were: (i) cash flows from our operations amounting to COP$ 22,536,021 million, (ii) cash flow from financing activities amounting to COP$ 13,399,252 million, and (iii) cash flows from net sales of securities investment portfolio amounting to COP$ 1,282,903 million.

Our main uses of cash in 2021 were: (i) COP$ 13,294,962 million in capital expenditures, which included investments in property, plant and equipment, natural and environmental resources and intangibles, (ii) the acquisition of ISA, net of acquired cash, amounting to COP$ 8,951,587 million, (iii) dividend payments amounting to COP$2,771,287 million, which included dividends of COP$ 696,387 million to Ecopetrol’s shareholders, including the Nation, and dividends paid to the non-controlling shareholders of our subsidiaries totaling COP$ 2,074,900 million, and (iv) COP$ 336,030 million in lease payments. For more information regarding our debt, see section Financial Review—Financial Indebtedness and Other Contractual Obligations.

4.7.1.	Review of Cash Flows

Cash from operating activities

Net cash provided by operating activities increased by 145.3% in 2021 as compared to 2020, mainly as a result of:

(i)	A 132.7% increase in our operating income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets primarily due to: (i) a favorable Brent price environment and notable commercial management that allowed us to materialize better crude, product and petrochemical price spreads, (ii) higher product and gas sales volumes, associated with higher domestic demand as a result of the economic reactivation, (iii) a solid operating performance in all business segments despite the public and social order situation in Colombia that continued in 2021, (iv) the increased contribution of our subsidiaries in the Permian to our consolidated production, and (v) the acquisition of ISA and subsequent consolidation of its positive operating results since September 2021.

(ii)	Higher working capital needs mainly due to an increase in accounts receivable from the FEPC, (ii) increase of inventories by sales in transit and price effect, and (iii) increase in tax assets give that income tax advances did not offset the charged taxes of Ecopetrol S.A.

Net cash provided by operating activities decreased by 66.8% in 2020 as compared to 2019, mainly as a result of:

(i)	A 45.4% decrease in our operating income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets primarily due to (i) lower sales volumes associated with the decrease in demand and weighted average sale prices which in turn primarily reflects the effects of the COVID-19 pandemic as previously discussed, and (ii) expenses in 2020, such as the voluntary retirement plan we offered certain of our employees and aid granted to support Colombian Government efforts to mitigate the health and other social impacts of the COVID-19 pandemic. This decrease was partially offset by (i) lower operational costs given the decrease in our activity levels generally, (ii) new businesses integrated into the Ecopetrol Group’s consolidated results, such as Invercolsa and Permian, and our increased participation in the Guajira association contract and iii) good results of our performance of subsidiaries that are not sensitive to the Brent price, such as Esenttia and Cenit.
(ii)	Higher working capital expenditures needs mainly due to the decrease in operating activity generated by the COVID-19 pandemic, which derived into lower accounts payable with suppliers and an increase in tax assets give that income tax advances did not offset charged taxes as Ecopetrol S.A. will be taxed at the presumptive income tax rate given its decreased income results for 2020. The factor mentioned was partially offset by a decrease in accounts receivable and inventories, which in turn was due to the decrease in sales.

Cash used in investing activities

In 2021, net cash used in investing activities increased by 140.6% as compared to 2020, mainly as a result of: (i) a 19.6% increase in capital expenditures, mainly in development wells in Rubiales, Castilla, Middle Magdalena Valley, and Permian in upstream segment, investments in pipelines infrastructure’s integrity and reliability in midstream segment and focused on operational continuity in downstream segment, and (ii) the acquisition of ISA for COP$ 8,951,587 million, net of acquired cash.

In 2020, net cash used in investing activities decreased by 15.0% as compared to 2019, mainly as a result of: (i) a 20.5% decrease in investments in capital expenditures, mainly due to the work restrictions implemented to contain the cases of contagion of COVID-19 (under the concept of operational vital minimum), that was reflected in temporary closure of some wells and negatively affected our production. All the above primarily affected our capital expenditures in the Rubiales, Caño Sur, Casabe, Sur and Recetor assets as well as the Cartagena refinery, (ii) blockages by the communities in the Rubiales, Apiay and Tibu fields, and (iii) a decrease in our securities investment levels in order to conserve liquidity given the lower generation of cash from the operations.

Cash used in financing activities

Net cash provided by financing activities increased by 364.7% in 2021, as compared to 2020, due to: (i) an increase in cash from borrowings, net of related repayments of principal and payments of interest, of COP$ 10,065,697 million as compared to an increase of COP$ 6,455,835 million in 2020, which in turn primarily reflects Ecopetrol S.A. entering into committed lines of credit for the purchase of ISA by COP$ 14,232,966 million in August 2021 which were partially repaid with the issuance of SEC-registered bonds in an aggregate amount of US$2,000 million, and (ii) a COP$ 5,963,064 million decrease in dividend payments in 2021 as compared to 2020.

Net cash used in financing activities decreased by 84.7% in 2020, as compared to 2019, due to: (i) an increase in cash from borrowings, net of related payments of principal and interest, of COP$6,455,835 million as compared to a decrease of COP$ 3,002,977 million in 2019, which in turn primarily reflects Ecopetrol S.A. entering into committed credit lines in an aggregate principal amount of US$ 665 million and issuing a SEC-registered bond in an aggregate amount of US$2,000 million in 2020, and (ii) a COP$ 5,132,678 million decrease in dividend payments in 2020 as compared to 2019.

4.7.2.	Capital Expenditures

Our consolidated capital expenditures in 2021, 2020 and 2019 were COP$ 13,294,962 million, COP$ 11,116,861 million and COP$ 13,979,141 million, respectively. These investments were distributed by business segment on average, for the past three years as follows: 79.0% for the exploration and production segment, 9.9% for refining and petrochemicals, 9.7% for the transportation and logistics segment and 1.4% for the electric power transmission and toll roads concessions segment. See Note 33.3 to our consolidated financial statements for more detail about capital expenditures by segment.

Our investment plan approved for 2022 is a range of between US$ 4,800 million and US$ 5,800 million. See section Strategy and Market Overview—2022 Investment Plan for further information and implicit Brent prices.

The resources required for the investment plan can be funded through internal cash generation and cash surpluses existing at the beginning of the year.

4.7.3.	Dividends

On March 30, 2022, our shareholders at the ordinary General Shareholders Assembly approved a distribution of ordinary dividends for the fiscal year ended December 31, 2021, amounting to COP$ 11,512,675 million, or COP$ 280 per share, based on the number of outstanding shares as of December 31, 2021. Of the total dividends that will be paid, COP$ 243 per share corresponds to an ordinary dividend pursuant to our current dividend policy and COP$ 37 per share corresponds to an extraordinary dividend given the strong operational results of the Company in 2021. The dividend payment was approved to be made in one installment for the minority shareholders of Ecopetrol in April, 2022 and installments for the Nation during 2022.

In 2021, we paid dividends of COP$ 696,387 million to our shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP$ 2,074,900 million.

In 2020, we paid dividends of COP$ 7,369,499 million to our shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP$ 1,364,852 million.

In 2019, we paid dividends of COP$ 12,910,611 million to our shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP$ 956,418 million.

4.8.	Summary of Differences between Internal Reporting (Colombian IFRS and IFRS)

We prepare our interim and annual statutory financial information in accordance with our internal reporting policies, which follow Colombian IFRS and differ in certain significant aspects from IFRS. The following table sets forth our consolidated net income and equity for years ended December 31, 2021, 2020 and 2019, in accordance with Colombian IFRS and IFRS:

Table 62 – Consolidated Net Income and Equity

	For the year ended December 31,			% Change
	2021	2020	2019	2021/2020	2020/2019

	(COP$Million)
Net income attributable to owners of Ecopetrol (IFRS)	15,649,143	1,586,677	13,744,011	886.3	(88.5)
Cash flow hedge for future company exports	(108,198)	(122,375)	(419,275)	(11.6)	(70.8)
Exchange rate effects on tax bases – Deferred tax	1,153,739	223,775	(73,253)	415.6	(405.5)
Net income Attributable to owners of Ecopetrol (Colombian IFRS)	16,694,684	1,688,077	13,251,483	889.0	(87.3)
Net Equity (IFRS)	90,583,772	53,499,363	58,231,628	69.3	(8.1)
Cash flow hedge for future company exports	—	—	(10,099)	—	(100.0)
Exchange rate effects on tax bases – Deferred tax	3,459,908	2,319,907	2,122,593	49.1	(9.3)
Purchase Price Allocation ISA	(291,608)	—	—	—
Net Equity (Colombian IFRS)	93,752,072	55,819,270	60,344,122	68.0	(7.5)

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

The primary differences between Colombian IFRS and IFRS as they apply to our results of operations are summarized below:

Cash flow hedge for future company exports. In September 2015, in order to hedge the effect of exchange rate volatility on our foreign currency debt, Ecopetrol S.A.’s Board of Directors approved a cash flow hedge for future crude oil exports. According to IAS 39 – Financial Instruments, we implemented this hedge beginning on October 1, 2015, the date on which we formally completed the related hedging documentation.

Under Colombian IFRS, the General Accounting Office of the Nation (CGN for its Spanish acronym) issued Resolution 509, which allows companies to apply hedge accounting for non-derivative financial instruments from any date within the transition period or the first period of application of International Accounting Standards in Colombia, even if such company has not yet formally documented the hedging relationship, the objective or the risk management strategy. Under these rules, we applied cash flow hedge accounting from January 1, 2015 in our financial statements under Colombian IFRS.

As a result of this accounting policy difference, for the year ended December 31, 2021, our net income as reported under IFRS was COP$108,198 million higher than our net income as reported under Colombian IFRS.

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

Our functional currency is the Colombian Peso and it consolidates some subsidiaries whose functional currency is the U.S. dollar but who settled their taxes in Colombian Pesos. As a result of the application of paragraph 41 – IAS 12, such subsidiaries are required to calculate deferred taxes under IFRS.

As a result of this accounting policy difference, for the year ended December 31, 2021, our net income attributable to owners of Ecopetrol as reported under IFRS was COP$1,153,739 million lower than our net income attributable to owners of Ecopetrol as reported under Colombian IFRS.

The application of IAS12.41 also generated adjustments to our goodwill and investments in companies impairments of COP$ 0 million in 2021, COP$ 12,435 million in 2020 and COP$ 14,865 million in 2019 in connection with our purchase of subsidiaries whose functional currency is the U.S. dollar as well as adjustments to our revenue from the equity method of COP$ 0 million in 2021, COP$ 12.091 million in 2020 and COP$ 12.630 million in 2019 in connection with our associates and joint ventures whose functional currency is the U.S. dollar.

As a result of these accounting policy differences described above, for the year ended December 31, 2021, we reported net income attributable to the owners of Ecopetrol under IFRS of COP$ 15,649,143 million as opposed to a net income attributable to the owners of Ecopetrol of COP$ 16,694,684 million reported under Colombian IFRS for the same period. For the year ended December 31, 2020, we reported net income attributable to the owners of Ecopetrol under IFRS of COP$ 1,586,677 million as opposed to a net income attributable to the owners of Ecopetrol of COP$ 1,688,077 million reported under Colombian IFRS for the same period. For the year ended December 31, 2019, these same accounting differences led us to report net income attributable to the owners of Ecopetrol under IFRS of COP$ 13,744,011 million as opposed to a net income attributable to the owners of Ecopetrol of COP$ 13,251,483 million reported under Colombian IFRS for the same period.

Purchase price allocation – PPA. Corresponds to the update of local financial figures as of December 31, 2021 such as intangibles, deferred tax and non-controlling interest in connection with Ecopetrol S.A.’s acquisition of 51.41 % of ISA.

4.9.	Financial Indebtedness and Other Contractual Obligations

As of December 31, 2021, we had outstanding consolidated indebtedness of COP$23.2 billion, which corresponded primarily to the following long-term transactions:

Table 63 – Consolidated Financial Indebtedness

Company	Type	Initial Date	Original Amount	Maturity	Interest Rate	Amortization
Ecopetrol S.A.	Bonds	September 18, 2013	US$ 1,300 million	September 18, 2023	5.875%	Bullet
		September 18, 2013	US$ 850 million	September 18, 2043	7.375%	Bullet
		May 28, 2014	US$ 2,000 million	May 28, 2045	5.875%	Bullet
		September 16, 2014	US$ 1,200 million	January 16, 2025	4.125%	Bullet
		June 26, 2015	US$ 1,500 million	June 26, 2026	5.357%	Bullet
		June 15, 2016*	US$ 500 million	September 18, 2023	5.875%	Bullet
		December 1, 2010	COP$ 284,300 million	December 1, 2040	Floating	Bullet
		August 27, 2013	COP$ 168,600 million	August 27, 2023	Floating	Bullet
		August 27, 2013	COP$ 347,500 million	August 27, 2028	Floating	Bullet
		August 27, 2013	COP$ 262,950 million	August 27, 2043	Floating	Bullet
		April 29, 2020	US$ 2,000 million	April 29, 2030	6.875%	Bullet
		November 02, 2021	US$ 1,250 million	November 02, 2031	4.625%	Bullet
		November 02, 2021	US$ 750 million	November 02, 2051	5.875%	Bullet
	Bank Loans	December 30, 2011**	US$ 440 million	December 20, 2025	Floating	Semi-annual
		April 15, 2020	US$ 665 million	September 20, 2023	Floating	Semi-annual
		August 17, 2021	US 3,672 million	August 17, 2023	Floating	Quarterly
	ECAs	December 30, 2011**	US$ 2,650 million	December 20, 2027	Fixed	Semi-annual
		December 30, 2011**	US$ 100 million	December 20, 2027	Floating	Semi-annual
		December 30, 2011**	US$ 97 million	December 20, 2027	Fixed	Semi-annual
		December 30, 2011**	US$ 210 million	December 20, 2027	Floating	Semi-annual
Invercolsa & Subsidiaries	Bank Loans	Various	COP$ 361,999 million	Various	Various	Various
Ocensa	Bond	July 14, 2020	US$500 million	July 14, 2027	4.000%	Bullet
Oleoducto Bicentenario	Bank Loan	July 5, 2012	COP$2.1 trillion	July 5, 2024	Floating	Quarterly
ODL	Lease	November 5, 2015	COP$308,221 million	November 4, 2032	Floating	Monthly
ISA & Subsidiaries	Bonds	Various	US$ 6.0 billion	Various	Various	Various

Bank Loans	Various	US$ 1.74 billion	Various	Various	Various
*	Reopening of bond due to 2023.
**

Debt originally obtained by Reficar for the Refinery modernization and voluntarily assumed by us. In prior annual reports on form 20-F, there was a typographical error in respect of the original amount outstanding of the Bank Loan. It was listed as US$321 million and the correct amount as listed in the table above is US$ 440 million.

The Colombian Superintendence of Finance, through Resolution 1379 of October 10, 2019, authorized the renewal of the term of the Issuance and Placement Program of Internal Debt Bonds and Commercial Papers of the Company for three (3) additional years, until October 10, 2022. This authorization itself do not constitute an approval for the issuance of securities or any financing transaction.

On April 4, 2022, Consorcio Transmantaro S.A. (“CTM”), one of ISA’s electric power transmission subsidiaries in Perú issued 5.200% amortizing notes due 2038 in an aggregate amount of US$500 million under an unregistered Rule 144A/Regulation S notes offering (COP$ 1.89 trillion according to the COP$/US$ exchange rate as of April 04, 2022). The notes were listed on the Official List of the Luxemburg Stock Exchange. This follows CTM’s announcement on March 22, 2022, of an any and all tender offer with allocation codes and consent solicitation to holders of CTM’s 4.375% senior notes due 2023. For other short and long-term debt transactions executed so far in 2022, see Financial Statements - -Subsequent and relevant events.

The short and long-term debt transactions executed in 2021 were as follows:

●	On August 17, 2021, we entered into a committed line of credit for up to US$1.2 billion with Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander, S.A., JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia, as lenders. As of the date of this annual report, no disbursements have been made from this line of credit.
●	On August 17, 2021, we entered into a loan agreement for an amount of up to US$4.0 billion with Banco Santander, S.A., Citibank, N.A., JPMorgan Chase Bank, N.A. and The Bank of Nova Scotia, from which US$3,672,000,000 were disbursed to finance the acquisition of ISA. The loan is payable at maturity on August 18, 2023, and bears an interest rate of 3-month LIBOR plus 80 basis points. As of the date of this annual report, the outstanding balance on this loan is US$1,672,000,000.
●	On November 2, 2021, we issued 4.625% Notes due 2031 in an aggregate amount of US$1.25 billion (COP$4.98 trillion according to the COP$/US$ exchange rate as of December 31, 2021) and 5.875% Bonds due 2051 in an aggregate amount US$750 million (COP$ 2.99 trillion according to the COP$/US$ exchange rate as of December 31, 2021) in a SEC-registered transaction. The notes and bonds were listed on the NYSE. The proceeds thereof were used to partially refinance the loan described above disbursed in connection with the Acquisition.
●	On November 26, 2021, ISA issued 3.825% Notes due 2033 in an aggregate amount of US$ 330 million (COP$ 1.31 trillion according to the COP$/US$ exchange rate as of December 31, 2021) under an unregistered Rule 144A/Regulation S notes offering. The notes were listed on the Official List of the Singapore Exchange Securities Trading Limited.

The short and long-term debt transactions executed in 2020 were as follows:

●	Between March and April 2020, Ecopetrol S.A. executed short term debt transactions (trade finance and short-term loans) in Colombian pesos and US dollars, for an aggregate of COP$ 775 billion and US$ 221.5 million, respectively (totaling COP$ 1.7 trillion according to the COP$/US$ exchange rate as of the day of execution of each transaction). All loans were prepaid in September 2020.
●	On April 15, 2020, Bank of Nova Scotia and Mizuho Bank disbursed an aggregate amount of US$ 665 million (COP$ 2.3 trillion according to the COP$/US$ exchange rate as of December 31, 2020) under a committed credit facility due in September 2023.

●	On April 24, 2020, Ecopetrol S.A issued 6.875% Notes due 2030 in an aggregate amount of US$ 2 billion (COP$ 6.9 trillion according to the COP$/US$ exchange rate as of December 31, 2020) in an SEC-registered transaction. The notes were listed on the NYSE.
●	On July 14, 2020, Ocensa issued 4% Notes due 2027 in an aggregate amount of US$ 500 million (COP$ 1.7 trillion according to the COP$/US$ exchange rate as of December 31, 2020) in an unregistered Rule 144A/Regulation S notes offering. The notes were listed on the Luxembourg Stock Exchange. The proceeds were used to redeem, on September 18, 2020, Ocensa’s bonds originally due on May 7, 2021.

We did not incur any short-term or long-term bank loans or bonds in 2019.

Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our contractual obligations as of December 31, 2021.

Table 64 – Our Material Contractual Obligations

	Payments due by period
		Short Term	Long Term
		(Less than 1	(More than 1
COP$Millions	Total	year)	year)
Employee Benefit Plan	36,844,929	1,799,529	35,045,400
Contract Service Obligations	23,460,212	4,682,294	18,777,918
Natural Gas Supply Agreements	14,226,625	12,488,343	1,738,282
Purchase Obligations	1,907,304	1,086,023	821,281
Energy Supply Agreements	1,624,804	10,855	1,613,949
Capital Expenditures	25,772,644	9,624,479	16,148,165
Financial Sector Debt	20,867,409	3,868,063	16,999,346
Bonds	71,544,719	3,565,996	67,978,723
Total	196,248,646	37,125,582	159,123,064

Note: As a result of the ISA Acquisition, there has been a material increase in our commitments as compared to the information reported in our annual report on Form 20 F for the year ended December 31, 2020 filed with the SEC on April 8, 2021.

4.10.	Off Balance Sheet Arrangements

As of December 31, 2021, we did not have off-balance sheet arrangements of the type that is required to be disclosed under Item 5.E of Form 20-F.

4.11.	Trend Analysis and Sensitivity Analysis

We updated our 2022 – 2024 Business Plan and launched our 2040 Strategy on February 8, 2022. See sections Strategy and Market Overview—Our Corporate Strategy—2040 Strategy: Energy that Transforms and Strategy and Market Overview—Our Corporate Strategy—2022–2022 Business Plan for a discussion of the trends recognized in the development of those plans.

Sensitivity Analysis

Sensitivity Analysis of Reserves

The following table provides information about the sensitivity analysis conducted on our oil and gas reserves as of December 31, 2021, considering ICE Brent crude oil prices that reasonably reflect management’s view of crude oil prices given prevailing market conditions, and management portfolio costs.

Table 65 – Sensitivity Analysis of Reserves

			Total Oil
	Oil and	Natural Gas	and Gas
	NGL (mmb)	(bcf)	(mmboe)
Reserves as of December 31, 2021	1,205.0	2,544.0	1,651.0
Sensitivity Scenario	1,170.0	2,530.0	1,614.0
Difference (mmb)	(35.0)	(14.0)	(37.0)
Difference (%)	(3.0)	(1.0)	(2.0)

The conversion rate used is 5,700 cf = 1 boe.

Assumptions for the Sensitivity Analysis of Reserves:

●	The sensitivity analysis assumes a constant ICE Brent price of US$ 76 per barrel in 2022, between US$ 62 and US$ 68 per barrel in the period 2023-2030, and between US$ 60 and US$ 63 onwards, and costs of management portfolio.
●	The base scenario on which our sensitivity analysis is made corresponds to 82% of our oil, NGL and natural gas reserves, as of December 31, 2021, as presented elsewhere in this annual report.
●	Other variables such as the operating costs, capital costs and portfolio price remain unchanged for purposes of the analysis.

Sensitivity Analysis of our Results

The following table provides information about the sensitivity of our results as of December 31, 2021, due to variations of US$ 1 in the price of ICE Brent crude and of 1% in the COP$/US$ exchange rate.

Table 66 – Sensitivity Analysis of our Results

		Income	Difference	Income	Difference
		Statement	Between	Statement	Between
	Income	Case ICE	Real 2021	Case	Real 2021
	Statement	Brent(1) +	and Case	TRM(2)	and Case
COP$Million	2021	US$1	ICE Brent	+1%	TRM
Revenue	91,881.20	92,971.98	1,090.78	92,730.36	849.16
Cost of sales	55,581.78	56,040.39	458.61	55,918.55	336.77
Gross Income	36,299.42	36,931.59	632.17	36,811.81	512.39
Operating expenses	6,568.37	6,568.37	—	6,568.37	—
Impairment of non-current assets	33.35	33.35	—	33.35	—
Operating income	29,697.70	30,329.87	632.17	30,210.09	512.39
Finance results, net	(3,698.05)	(3,698.05)	—	(3,698.05)	—
Share of profit of associates and joint ventures	426.16	426.16	—	426.16	—
Income before income tax	26,425.81	27,057.98	632.17	26,938.20	512.39
Income Tax	(8,795.26)	(9,005.66)	(210.40)	(8,965.80)	(170.54)
Net Income	17,630.55	18,052.32	421.77	17,972.40	341.85
(1)	ICE Brent = US$ 71 per barrel
(2)	Exchange rate (TRM) = COP$ 3,743/US$ 1.00

Assumptions for the Sensitivity Analysis of our Results:

●	Our sensitivity analysis is based on the Consolidated Statement of Profit or Loss for 2021, as presented elsewhere in this annual report.

●	The sensitivity of the ICE Brent price index is in reference to an increase of US$1 per barrel of crude oil in the average ICE Brent reference price based on a 365-day year for 2021. Prices assumed correspond to realized prices for crude oil, natural gas and refined products for 2021, adjusted to account for the differences between such realized prices and the ICE Brent reference price.
●	The sensitivity of our results to changes in the exchange rate is in reference to a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2021. Prices are the realized prices of crude oil, natural gas and refined products in 2021 and are expressed for the sensitivity using the adjusted exchange rate (i.e., a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2021).
●	The income tax for each of our sensitivity analyses (price of ICE Brent and COP$/US$ exchange rate) is estimated using the effective corporate tax rate of 33% for 2021.
●	This sensitivity analysis keeps everything constant. In the case of significant variations of the ICE Brent price, we will perform interventions in our operating expenditures.

The table below sets forth the line items that are being affected by the variation on the reference prices or the average exchange rate.

Table 67

VARIATION ON ICE BRENT REFERENCE PRICE	VARIATION ON AVERAGE EXCHANGE RATE
REVENUE
Sales of crude oil	Sales of crude oil
Sales of refined products	Sales of refined products
Sales of natural gas	Sales of natural gas
COST OF SALES
Local purchases from business partners	Local purchases from business partners
Local purchases of hydrocarbons from the ANH	Local purchases of hydrocarbons from the ANH
Local purchases of natural gas	Local purchases of natural gas
Imports of products	Imports of products

5.	Risk Review
5.1.	Risk Factor Summary

The following is a summary of the principal risks we face:

Risks Related to Our Business

1.	Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time, which could adversely affect our ability to generate revenue.
2.

Achieving our long-term growth depends on our ability to execute our strategic plan — specifically, the discovery and/or successful development of additional reserves and our capacity to adapt our business to the transition to a low carbon economy and climate change and our ability to successfully diversify our portfolio.

3.

Our business depends substantially on international prices for crude oil and refined products. The prices for these products are volatile; a sharp decrease could adversely affect our business prospects and results of operations.

4.

Foreign currency exchange rate fluctuations may affect our financial results given the amount of U.S. dollar denominated debt held by us and the fact that most of our revenues are derived from sales of products quoted in or with reference to U.S. dollars.

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

9.

Our ability to access the credit markets as well as the debt and equity capital markets on favorable terms to obtain funding to finance our operations or refinance our debt maturities may be limited due to the deterioration of these markets, any change to our credit ratings and the authorizations we need before incurring any financial indebtedness or executing any equity offering.

10.	We may be exposed to increases in interest rates, thereby increasing our financial costs.
11.	Our interest rate expense may be subject to uncertainty associated with the replacement or reform of benchmark indices, particularly London Interbank Offered Rate (“LIBOR”).
12.	Our current and planned investments and business activities outside Colombia are exposed to political and economic risks.

13.	Our future performance depends on the successful selection, development and deployment of new technologies and the knowledge to operate, maintain and improve them.
14.	Our performance could be negatively affected by the lack of employees with the skills needed to execute our business strategy.
15.	If the strategic plans associated to natural gas and NGL failed to yield the expected results, our operations may not be able to keep pace with the increasing domestic demand for these products.
16.

Our operations could be affected by reactions of labor unions, social organizations, communities and contractors to Colombia’s political and social environment, environmental and climate change concerns and organizational changes

17.	Our activities may be interrupted or affected by external factors, such as abnormal weather conditions and natural disasters that can be exacerbated by climate change.
18.	Our business operations and financial condition could be negatively affected by the COVID-19 or other pandemic diseases and health events.
19.	Our operations, including our activities in areas classified as indigenous reserves and Afro-Colombian lands, are subject to opposition from members of various communities.
20.	We have made significant investments in acquisitions and divestments and we may not realize the expected value.
21.	We might be required to provide financial support to our subsidiaries in Colombia or abroad.
22.	Ongoing Colombian State control entities investigations regarding our subsidiary Reficar and our former subsidiary Bioenergy could adversely affect us.
23.	Our results may be affected by supply chain disruptions and high price volatility impacting the performance of our suppliers, our business partners or their third-party service providers.
24.	Our insurance policies do not cover all liabilities and may not be available for all risks.
25.	New trends in the insurance sector in the face of climate change may bring additional costs or create new conditions to be addressed by our corporate insurance program.
26.	A failure in our information technology systems or cyber security attacks may adversely affect our financial results.
27.	We are exposed to behaviors incompatible with our ethics and compliance standards.
28.	The reliability and capacity of national power supply systems may affect or limit the continuity of our operations or limit growth.
29.	Rising water production levels may affect or constrain our crude oil production.

Risks Related to Colombia’s and the Region’s Political Environment

30.	Changes in economic policies in Colombia, Peru, Brazil and Chile could materially adversely affect our business, financial condition and results of operations.
31.	The worldwide economic effects of the outbreak and economic shutdown caused by the COVID-19 pandemic is adversely affecting Colombia’s economy, and the impact could be material.

32.	The Colombian government could seize or expropriate our assets under certain circumstances for fair compensation.
33.	Colombia has experienced internal security issues that have had or could have a negative effect on the Colombian economy and on us.
34.

Despite the peace agreement between the Colombian government and the FARC and the peace negotiation process attempts with the National Liberation Army (the ELN), some illegal and terrorist activities of guerrilla groups or their members may continue.

35.	There have been certain events in Colombia and abroad, which have resulted in political tensions between Colombia and some of its neighboring countries.
36.

Companies operating in Colombia, including us, are subject to the prevailing economic conditions and the investment climate in Colombia, which may be less stable than the prevailing economic conditions and investment climate in developed countries.

Legal and Regulatory Risks

37.	Our operations are subject to extensive regulation, which is subject to change from time to time by the applicable regulatory authorities.
38.

More stringent environmental requirements or commitments imposed through regulation or public demand may lead to potential increased expenses or reduced demand for our products, as well as hardship in achieving timely permits and licenses.

39.	We may not be able to keep pace with changing requirements to reduce impacts to Colombia’s biodiversity.
40.	Our operations might be affected by rising climate change and energy transition regulatory developments.
41.	New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.
42.	We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations.

Risks Related to Our ADSs

43.	Holders of our ADSs may encounter difficulties in protecting their interests.
44.	Our ADS holders may be subject to regulations on foreign investment in Colombia.
45.

Holders of our ADSs may not be able to effect service of process on us, our directors or executive officers within the United States, which may limit your recovery in any foreign judgment you obtain against us.

46.	The protections afforded to minority shareholders in Colombia are different from those in the United States, and may be difficult to enforce.
47.	ADSs do not have the same tax treatment as other equity investments in Colombia.
48.	Judgments of Colombian courts with respect to our ADSs will be payable only in Colombian Pesos.
49.	The relative volatility and illiquidity of the Colombian securities markets may substantially limit our investors’ ability to sell our ADSs at the price and time they desire.

50.	We are not required to disclose as much information to investors as a U.S. issuer is required to disclose.

Risks Related to the Controlling Shareholder

51.	Our controlling shareholder’s interests may differ, from time to time, from those of certain minority shareholders.
5.2.	Risk Factors

The risks discussed below could have a material adverse effect, separately or in combination, on our business’s operating results, cash flows, liquidity and financial condition. Investors should carefully consider these risks.

5.2.1.	Risks Related to Our Business

This section describes the most significant potential risks to our business.

Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time, which could adversely affect our ability to generate revenue.

Reserves estimates are prepared using generally accepted geological and engineering evaluation methods and procedures. Estimates are based on geological, topographical, and engineering facts. Actual reserves and production may vary materially from estimates shown in this annual report, and downward revisions in our reserve estimates could lead to lower future production which could affect our results of operations and financial condition.

Hydrocarbon reserves presented in this annual report were calculated in accordance with SEC regulations. As required by those regulations, reserves were valued based on the unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2021, 2020 and 2019, as well as other conditions in existence at those dates. The average of closing prices of ICE Brent crude oil for the first day of each month in the 12-month periods was US$ 63/Bl in 2019, US$ 43/Bl in 2020 and US$69 in 2021. In 2021, the Company recognized an increase in oil and gas proven reserves of 13% as compared to 2020, to 2,002 mmboe in 2021 from 1,770 mmboe in 2020. For more information, see section Business Overview—Exploration and Production—Reserves.

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

The 2021 impairment losses, net of non-current assets of COP$ 33,351 million, corresponds to the net result of:

●	A recovery of impairment of non-current assets in the exploration and production segment of COP$ 438,020 million, mainly due to the favorable outlook of international prices and increase in reserves.
●	An impairment of non-current assets in the refining and petrochemicals segment of COP$ 305,446 million, primarily related to the Barrancabermeja refinery modernization plan which led to an impairment of COP$ 340,019 million, considering the progress in technical analysis of the project and to other minor adjustments in the amount of COP$ 97 million. The foregoing was partially offset by a reversal of impairment in the Cartagena refinery of COP$ 34,650 million primarily due to operating and financial management improvements that permitted capturing greater refining margins in the short and medium-term.
●	An impairment of non-current assets in the transportation and logistics segment of COP$ 165,901 million, primarily due to a lower volume outlook for the Southern Cash Generating Unit, which is comprised of the Tumaco Port and the Transandino pipeline (OTA).

●	An impairment of non-current assets in the electric power transmission and toll roads concessions segment of COP$ 4 million.

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

In order to assess the possible impact of current expected oil price scenarios and market conditions, as well as of further developments driven by the economic environment for the oil and gas industry, the Company has performed a sensitivity analysis over its proved reserve balance as of December 31, 2021. Based on these calculations, assuming an average price per barrel of ICE Brent price of US$ 76 per barrel in 2022, US$ 62 - US$ 68 per barrel between 2023 and 2030, and between US$ 60 and US$ 63 onwards, Ecopetrol could recognize a decrease in oil and gas proved reserves of approximately 2%. This analysis considers our estimates and expectations regarding the main assumptions used in its proven reserve calculation, which final actual result may fluctuate and differ substantially from those provided herein due to several factors outside of the control of the Company. For additional information see section Financial Review—Trend Analysis and Sensitivity Analysis.

On the contrary, any upward revision in our estimated quantities of proved reserves would indicate higher future production volumes, which could result in lower expenses for depreciation, depletion, and amortization for properties to which we apply the units of production method for calculating these expenses. These lower expenses, and any higher revenues as a result of actual production volumes and realized prices, could benefit our results of operations and financial condition.

Achieving our long-term growth depends on our ability to execute our strategic plan — specifically, the discovery and/or successful development of additional reserves, our capacity to adapt our business to the transition to a low carbon economy and climate change and our ability to successfully diversify our portfolio.

Our long-term growth objectives depend largely on our ability to develop the reserves recovery potential associated with existing fields and to discover and/or acquire new reserves, and in turn develop them successfully. Our exploration activities expose us to the inherent geological and drilling risks including the risk of not discovering commercially viable crude oil or natural gas reserves, and the risk that some exploratory wells initially budgeted for may be drilled at a later stage or not be drilled at all. Despite the effort we make to control costs associated with drilling, these are often uncertain, and numerous factors beyond our control may cause drilling operations to be curtailed, delayed, or cancelled.

Our ability to add and develop reserves also depends on our capacity to structurally reduce costs to maintain the profitability of oil fields already being exploited without compromising infrastructure integrity and HSE performance. Additionally, our strategy envisioned the exploration and development of unconventional reservoirs in Colombia, by using fracking technology. See section Strategy and Market Overview—2022-2024 Business Plan and section Strategy and Market Overview—2040 Strategy: Energy That Transforms. However, the implementation of this strategy depends, among others, on the outcome of the regulatory framework under implementation by the Colombian Government, the environmental license required for the PPII, and the results of the scientific information to be collected by the execution of the PPII.

If we are unable to achieve expected recovery factors in our existing fields, or successfully discover and develop additional reserves, or if we do not acquire properties having proved reserves, our reserves portfolio will decline. Failure to secure additional reserves may impede us from achieving or maintaining production targets and may have a negative impact on our results of operations and financial condition.

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

In terms of energy transition risks, we face risks related to our capacity to implement measures to reduce and offset carbon and methane emissions, our adaptation to climate variability and climate change, regulatory risks related to the new climate change regulations implemented in Colombia, such as the carbon tax in place since 2017, the implementation of an emissions trading system (ETS) expected to be implemented in 2022, the updated nationally determined contribution (NDC), and the oil & gas industry’s climate change plan that includes new national mitigation and adaptation measures. These changes could lead to increases in our costs and investments in the short term (we have already incurred in costs related with these regulations and it is expected that continuing to comply with this evolving regulatory landscape will bring additional costs and investments for us in the short term). See section Legal and Regulatory Risks—Our operations might be affected by rising climate change and energy transition regulatory developments.

Additionally, we face the risk of having stranded assets across our business segments. Specifically, we define a stranded asset as an asset or investment that loses its capacity to create economic return before ending its life cycle due to the changes brought about by the low carbon energy transition. Stranded asset risk is measured through a stranded asset risk index methodology that takes into account three risk elements: market (increasing uncertainty in price, accelerated peak oil demand); sustainability (reduced probability of developing an asset because of less community and society support to fossil fuels developments, increased pressure from investors to produce cleaner energies, regulatory changes), and capability (lack of technological capabilities to produce in the short term). Assets that have a score over a threshold in this index are considered in high risk. As of the date of this annual report, the index has been applied to all segments. Our analysis resulted in no stranded assets in our upstream segment, with the assets with the highest risk of becoming stranded being just initiating their development (either still in the exploratory stage or having just commenced production). While we have begun to implement a mitigation plan in respect of assets with a high risk of becoming stranded, such as prioritizing short cycle projects, starting projects earlier, making current production cleaner and more efficient, and divesting less strategic assets, we can offer no assurance that certain of our assets will not become stranded in the medium to long term.

In relation with the energy transition, we also face the risks of not being able to successfully incorporate alternative options for our portfolio in the face of traditional businesses or segments that lose the capacity to generate value due to changes in energy consumption patterns at a global or local level. This could impact the achievement of the company growth targets and its resilience in the long term.

To successfully achieve our 2040 Strategy, we are venturing into low-emission energy-diversification businesses, such as hydrogen as source of energy, CCUS and NCS investments to mitigate the effects of climate change. These investments require the development of new technology at competitive costs, and the growth of potential markets, such as demand of this alternative sources in transportation segment or mobility. We cannot assure that the pace of the technological developments, that they will be successful or that growth of demand will occur in the time we expect to achieve the expected returns.

In addition, our business growth and sustainability depend on our ability to manage our capital investments and operate efficiently, in accordance with our corporate strategy guidelines.

See section Strategy and Market Overview—Our Corporate Strategy for a discussion of our strategic plan.

Our business depends substantially on international prices for crude oil and refined products. The prices for these products are volatile; a sharp decrease could adversely affect our business prospects and results of operations.

In 2021, approximately 92% of the revenues came from sales of crude oil, natural gas, and refined products and 88% of the total volume sold of these products was indexed to international reference prices or benchmarks such as ICE Brent. Consequently, fluctuations in those international indexes have a direct effect on our financial condition and results of operations.

Prices of crude oil, natural gas and refined products have traditionally fluctuated as a result of a variety of factors including, among others, competition within the international oil and natural gas industry, long-term changes in the demand for crude oil, natural gas and refined products, notably associated to the transition to a low carbon economy, the economic policies in the United States, China and the European Union, regulatory changes, changes in global supply, inventory levels, changes in the cost of capital, adverse or favorable economic conditions, global financial crises, substitute sources of energy, development of new technologies, global and regional economic and political developments in the OPEC, the willingness and ability of the OPEC and its members to set production levels, local and global demand and supply for crude oil, refined products and natural gas, trading activity in oil and natural gas; weather conditions, natural events or disasters, which are changing in intensity and frequency due to climate change, and terrorism and global conflict. In addition, due to the disagreement on production cuts between the OPEC and Russia, the OPEC and its capacity and decision to increase production levels to gain market share have impacted the international reference prices in the past.

The continuing spread of the COVID-19 continues to lead to periods of instability in the global economy, which in turn could continue to cause instability in crude oil, NGL, and gas demand and prices. Additionally, the level of global oil inventories caused by the COVID-19 pandemic has created surpluses for oil and may result in the cost of exploring for, developing, producing, and transporting oil to go up due to surpluses created by the pandemic. The COVID-19 pandemic may further impact the prices of crude oil, natural gas, and refined products as expectations about future commodity prices become unpredictable due to the inability to forecast the duration scope of impact of the pandemic. See Our business operations could be disrupted by the COVID-19 or other pandemic disease and health events for further information on the effects of the coronavirus pandemic.

Most recently, the Russia-Ukraine conflict has increased volatility in the oil and refining business. Although the conflict is temporarily having a positive effect on crude oil prices and refining margins globally, the global economy will be affected, which could lead to a rapid price correction in the future. Additionally, in the medium term, it could create incentives to accelerate decarbonization strategies, especially in Europe given its intention to cut hydrocarbon imports from Russia, thus potential leading to a deterioration to the outlook for oil demand.

When crude oil, refined products and natural gas prices are low, we earn less revenue, and we generate lower cash flow and less income. Conversely, when crude oil, refined product and natural gas prices are high, we earn more and generate a larger amount of cash and net income. During 2021, our crude oil basket price was US$ 66.8/Bl versus US$ 34.4/Bl in 2020, the refined product basket price was US$ 79.6/Bl versus US$ 49.2/Bl in 2020; and the natural gas price was US$ 24.9 per barrel equivalent in 2021 versus US$ 24.3 per barrel equivalent in 2020. However, it is important to consider that the margin on refined products can result either in higher or lower margins due to a change in price of crude the same way gas prices can be impacted by local conditions, such as local demand and weather conditions.

The difference between the Producer Revenue and the International Parity Price recognized to Ecopetrol S.A. for diesel and gasoline can fluctuate significantly due to: (i) volatility in international oil prices, (ii) the methodology to determine the reference price of gasoline and diesel, and (iii) the sensitivity of the retail price to monthly variations. As a result, these differences generate account receivables or account payables for Ecopetrol to or from the FEPC. In the case of an account receivable, we cannot assure the specific date of payment of such receivable in favor of Ecopetrol, and the delay in doing so could negatively impact our available cash flow. As of March 2022, the account receivables associated with the FEPC for the Ecopetrol Group reached COP 14.1 trillion. While producers’ rights are clearly protected by law, we cannot provide any certainty as to when we will receive any such payments due to us. For further information see section Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC).

In 2021, we had an impairment of non-current assets of COP$ 33,351 million, as compared to an expense for impairment in an amount of COP$ 633,156 million in 2020 and COP$ 1,762,437 million in 2019. These impairments are an accounting effect that does not involve any inflow or outflow of resources and they are susceptible to reversion when the fair value of the asset is above its book value. For additional information about this impairment charges, see section Financial Review—Operating Results—Consolidated Results of Operations—Impairment of Non-Current Assets and Note 18 to our consolidated financial statements.

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

Foreign currency exchange rate fluctuations may affect our financial results.

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

As of December 31, 2021, our U.S. dollar-denominated total debt aggregate principal amount was US$ 21.6 billion, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, a principal of US$ 15.2 billion relate to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s affiliates have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the affiliates’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in the equity, as part of other comprehensive income.

The U.S. dollar/Colombian Peso exchange rate has fluctuated during the last several years. On average, the Colombian Peso depreciated 1.52% in 2021, depreciated 12.46% in 2020 and depreciated 11.02% in 2019. Additionally, as of December 31, 2021, the Colombian Peso depreciated 15.98%; as of December 31, 2020, the Colombian Peso depreciated 4.74%; and as of December 31, 2019, the Colombian Peso depreciated 0.84%, in each case from year-end exchange in the previous year. In addition, given the effect of COVID-19 on the world’s economies for the next years, rising inflation, interest rate changes in the U.S. and Colombia, different global growth perspectives, commercial and political tensions in the world’s largest economies, current and expected crude oil prices in the next few years and political uncertainty in Colombia, there is no clear view of how the U.S. dollar and the Colombian peso will behave in the medium to long-term. Continued market volatility is expected to continue to lead to U.S. dollar fluctuations that will remain difficult to forecast.

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

We must bid for exploration blocks offered by the ANH in Colombia and similar authorities in other countries, which means we compete under the same conditions as other domestic and foreign oil and gas companies and receive no special treatment. Our ability to obtain access to potential fields also depends on our ability for evaluating and selecting potential opportunities and to adequately bid for such opportunities.

We are also exposed to international competition as a result of our international exploratory activities. Currently, we are exploring in Brazil, Mexico, and the United States, where we partner and compete with other oil and gas companies operating in those locations. If we are unable to adequately compete with local and foreign oil companies, or if we cannot enter into joint ventures with market players having high potential exploration projects, our exploration activities may be limited. This could reduce our market share and, in turn, adversely affect our financial condition.

If operational risks to which we are exposed in Colombia or overseas materialize, the health and safety of our workforce, the local community and the environment may be affected. In addition, we may suffer a disruption or shutdown of our operational activities.

Our exploration, production, refining, transportation and electric power transmission and toll roads concessions businesses in Colombia and in the foreign countries in which we operate are subject to industry-specific operating risks, some of which, despite our internal procedures and adherence to industry best practices, are beyond our control. Our operations may be curtailed, delayed or cancelled due to adverse or abnormal weather conditions and natural disasters (mainly due to climate variability or climate change), strikes and demonstrations by local actors aimed at blocking operations, equipment failures or accidents, oil or natural gas spills or leaks, shortages or delays in the availability or in the delivery of equipment, delays or cancellation of environmental licenses or other government authorizations or judicial decisions, fires, explosions, ruptures, surface cratering, pipeline failures, sabotage, thefts, damage and attacks to our transportation and production infrastructure caused by terrorist acts of illegal armed groups.

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

We may be required to incur in additional costs and expenses to allocate funds to industrial safety and health compliance under Colombian law and international industrial safety regulations. Additionally, if any operational incident occurs that affects local communities and ethnic communities in nearby areas, we will need to incur in additional costs and expenses to return affected areas to normality and to compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of current operations and the projects we may decide to undertake.

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

See section Business Overview—Exploration and Production for a summary of our current deep-water drilling activities.

We are exposed to the credit, political and regulatory risks of our customers and any material nonpayment or nonperformance by our key customers could adversely affect our cash flow and results of operations.

Some of our customers may experience financial problems that could have a significant negative effect on their creditworthiness. Severe financial problems encountered by our customers could limit our ability to collect amounts owed to us, or to enforce the performance of obligations owed to us under contractual arrangements. In addition, many of our customers finance their activities through their cash flows from operations, short- and long-term debt or equity.

The combination of decreasing cash flows as a result of declines in commodity prices, a reduction in borrowing bases under reserve-based credit facilities, governments sanctions which may include monetary penalties, executive orders and/or trade restrictions, and the lack of availability of debt or equity may result in a significant reduction of our customers’ liquidity and limit their ability to make payments or perform their obligations to us according to their contractual terms.

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

Our and our subsidiaries’ ability to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us could be adversely affected due to the volatility in prices in the oil and gas sector, the escalation of the military conflict between Ukraine and Russia, the disruptions on Russia’s energy exports as a result of sanctions, the global economy impacts due to energy supply shocks, the potential impacts on demand of further lockdowns or outbreaks of COVID-19, the lack of consensus among OPEC+ members, the political uncertainty in the region, the discovery of corruption by governments and private companies in emerging markets and further geopolitical disruptions in the world, which could involve developed countries, and in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in the section Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Environment. These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms. Our cost and ability to obtain capital might be affected as well if our creditors and potential investors believe that we are not actively responding to the new low carbon economy, integrating TESG considerations in our operation and management, addressing risks related to climate change and energy transition, and meeting TESG targets; considering further the evolving restrictions to invest in pure fossil fuels companies announced by certain investors worldwide.

Access to credit and capital markets depends on a number of factors, many of which we cannot control, including changes in: our credit ratings, interest rates, the structured and commercial financial markets, tax rates due to new or changes to existing tax laws, foreign exchange and investment controls and restrictions, market perceptions of the industries in which we operate, which are mainly determined by our financial and operational strength, and the support that could be provided by the Colombian government. We cannot assure that our credit ratings will continue for any given period of time or that the ratings will not be further lowered or withdrawn. An assigned rating may be raised or lowered depending, among other things, on the respective rating agency’s assessment of our financial strength. In addition, a downgrade in the rating of the Republic of Colombia could also trigger a downgrade on ours, as it is capped by the rating of the Republic of Colombia and the implicit support that can potentially be provided to the Company. On May 19, 2021, S&P Global Ratings downgraded Colombia’s long-term foreign currency debt rating from BBB- to BB+, one level below investment grade. On July 1, 2021, Fitch Rating also downgraded Colombia’s long-term foreign currency debt rating from BBB- to BB+. As a result of such sovereign downgrades, our credit rating was also downgraded by (i) S&P Global Ratings from BBB-, with a negative outlook, to BB+, with a stable outlook, while our stand-alone rating was maintained at BBB- and (ii) Fitch Ratings from BBB- to BB+, while maintaining our stand-alone rating (without incorporating government support) at bbb. On August 31, 2021, Moody’s Investors Service re-affirmed our rating at Baa3, but changed the outlook from stable to negative.

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

If market interest rates increase, our financing expenses may increase, which could have an adverse effect on our results of operations and financial condition. Our future success depends on our ability to access capital markets and obtain financing at cost effective rates.

As of December 31, 2021, approximately 24%, or a principal of US$ 5.6 billion (COP$ 22.4 trillion, using a COP$ 3,981.16 /1.00 U.S. exchange rate as of December 31, 2021), of our total indebtedness consisted of floating rate debt. If market interest rates rise, our financing expenses will increase, which could have an adverse effect on our results of operations and financial condition. In addition, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated in or indexed to. We cannot assure that such changes will not result in increased financing expenses borne by us. Finally, as we incur new debt in the future to fund our capital projects or inorganic acquisitions, the prevailing interest rates and spreads at any specific time could be less favorable in terms of cost when compared to our previous financing transactions, which could adversely affect our financial condition and results of operations.

Our interest rate expense may be subject to uncertainty associated with the replacement or reform of benchmark indices, particularly London Interbank Offered Rate (“LIBOR”).

Interest rate, equity, foreign exchange rate and other types of indices which are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of ongoing international, national, and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. These reforms may cause benchmarks to perform differently than in the past, or to disappear entirely, or have other consequences, which cannot be fully anticipated.

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

In this regard, on March 5, 2021, the U.K. Financial Conduct Authority (FCA, the authority that regulates LIBOR) confirmed that all LIBOR settings would either cease to be provided by any administrator or no longer be representative immediately after December 31, 2021, in the case of all sterling, euro, Swiss franc and Japanese yen settings and the 1-week and 2-month US dollar settings; and immediately after June 30, 2023, in the case of the remaining US dollar settings.

It is unclear whether new methods of calculating LIBOR will be established such that it continues to exist after 2021. Similarly, it is not possible to predict whether LIBOR will continue to be viewed as an acceptable market benchmark, what rate or rates may become acceptable alternatives to LIBOR, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. Regulators and market participants in various jurisdictions have been working to identify alternative reference rates that are compliant with the standards of the International Organization of Securities Commissions. In the U.S., the Alternative Reference Rates Committee (the “ARRC”), a committee convened by the Federal Reserve that includes market participants, has recommended the Secured Overnight Financing Rate (“SOFR”), a new index calculated by short-term repurchase agreements, backed by Treasury securities, as the alternative benchmark rate for U.S. dollar LIBOR. Publication of SOFR began on April 3, 2018, and it therefore has a limited history. In addition, the future performance of SOFR cannot be predicted based on the limited historical performance. The future performance of SOFR is impossible to predict and therefore no future performance of SOFR may be inferred from any of the historical simulations or historical performance.

As of December 31, 2021, 11.9% of our long-term nominal debt was subject to floating interest rates that used LIBOR as the benchmark. All our LIBOR referenced debt uses the 3-month or 6-month US dollar settings, which no longer will be representative after June 30, 2023, as per FCA announcements. Although we began to adapt such contracts as developments relating to a LIBOR replacement have arisen, currently, we cannot reasonably estimate the impact that the transition to alternative reference rates may have on the valuation, pricing and operation of our LIBOR-based financial obligations, however such changes could have a material adverse effect on our financial condition and results of operations.

Our current and planned investments and business activities outside Colombia are exposed to political and economic risks.

We began exploration activities outside Colombia in 2006 through our Brazilian subsidiary, Ecopetrol Óleo e Gás do Brasil Ltda. We operate through business partners, subsidiaries, or affiliates outside Colombia. We currently have investments, joint ventures and direct and indirect subsidiaries incorporated in Peru, Brazil, Chile, Bolivia, Mexico, Bermuda, Panama, the Cayman Islands, Switzerland, Spain, the United Kingdom, Singapore, and the United States, and we are analyzing investments in other countries. In connection with making investments, we are and will be subject to risks related to economic and political conditions and governmental economic actions. We cannot predict the positions of foreign governments relating to the oil and gas industry, electricity transmission, toll roads concessions, land tenure, protection of private property, environmental standards, regulation, or taxation; nor can we assure that future governments will maintain policies favorable to foreign investment or repatriation of capital. Additionally, we may face new and unexpected risks involving environmental and other legal requirements beyond those we currently experience.

The results of operations and financial condition of our subsidiaries in these countries also may be adversely affected not only by risks associated with hydrocarbon exploration and production or electricity transmission and toll roads, but also by fluctuations in their local economies, political instability and government actions, including: the imposition of price controls, the imposition of restrictions on hydrocarbon exports, electricity transmission limitations, fluctuation of local currencies against the Colombian peso, the nationalization of oil and gas reserves or electricity transmission, increases in export and income tax rates for crude oil and oil products, electricity transmission, toll roads concessions, and unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

Any of these conditions occurring could disrupt or terminate our operations, causing our development activities to be curtailed or terminated in these areas, or our production to decline, limit our ability to pursue new opportunities, affect the recoverability of our assets, or cause us to incur additional costs or delay the timeline of our projects.

Our future performance depends on the successful selection, development and deployment of new technologies and the knowledge to operate, maintain, and improve them.

Technology, knowledge, science and innovation are essential to our business, especially for the addition of reserves in complex settings, reducing operational costs, reducing the carbon footprint of our operations and adapting to the energy transition. If we do not develop the right technology, or do not secure access to required third-party technology, or if we fail to deploy the right technology, do not obtain the expertise to operate our deployed technology or to improve our processes, or do not deploy the knowledge necessary to improve such technology effectively, the achievement of our corporate goals, our profitability, and our earnings may be adversely affected. Furthermore, as we address climate change and the transition to a lower-carbon economy, we face the risk that our progress may be curtailed due to the high cost or limited access to low-carbon and water management technologies. In the case of our enhanced oil recovery program, we depend on the successful selection, adaptation, demonstration, and deployment of appropriate technologies that are also energy and environmentally efficient.

Our performance could be negatively affected by the lack of employees with the skills needed to execute our business strategy.

As the oil and gas industry and the energy sector faces an increasing number of challenges, the ability to react quickly to these challenges has become a key factor in achieving efficiency, profitability, growth, and sustainability. Our ability to achieve these goals could be negatively affected by a lack of key skilled employees that can execute our business strategy and transition to a low carbon economy with competency, creativity, and determination. This situation poses a risk if we are unable to timely strengthen or develop the capacities of management at all levels of the organization or attract new employees with the necessary skills to implement climate-resilient initiatives and to achieve our decarbonization goals.

If the strategic plans associated to natural gas and NGL failed to yield the expected results, our operations may not be able to keep pace with the increasing domestic demand for these products.

According to the latest Natural Gas Supply Plan issued by the Mining and Energy Planning Unit in July 2020 (Unidad de Planeación Minero Energética-UPME), there is expected to be a natural gas deficit in Colombia as of January 2024.

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

Delays in the implementation of our strategic plans associated to natural gas and NGL could result in us losing market share if clients choose to secure their supply with other sources instead (such as third-party gas suppliers or imports). As a result, our financial condition, results of operations and market share could be impacted.

We depend on others for the construction and availability of natural gas transportation infrastructure for the transport of our gas, which may limit our ability to develop new or existing fields or lead to the deterioration of related assets and may not allow us to recover the cost of capital invested in natural gas discoveries. For example, in 2021 some events materialized in the supply chain that impacted Ecopetrol’s total balance of gas availability, such as the unscheduled exit of operation of the Promioriente gas pipeline that impacted production in Gibraltar and or the impact of the public order situation in May.

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

Due to Colombia’s political and social environment, emerging environmental and climate change concerns and organizational changes, social organizations in the communities where we have operations, communities in general, contractors, and unions, may have reactions and present their demands through social movements or other manners that may affect our operations. For example, in connection with the emerging environmental and climate change concerns, some communities have shown a special interest in avoiding the development of PPIIs, resulting in their representatives presenting bills in recent legislatures to ban PPIIs. Although none of these bills has materialized into a law, we cannot make any assurances that such bills will cease being presented or that none of them could eventually garner substantive attention to become implemented into law. Similarly, on July 1, 2018, a new collective bargaining agreement became effective for a term of four and half years, expiring on December 31, 2022. We cannot assure you that we will not experience strikes or labor unrest in the future.

The occurrence of any of these events could have an adverse effect on our operations and financial condition.

Our activities may be interrupted or affected by external factors, such as abnormal weather conditions and natural disasters that can be exacerbated by climate change.

In the past decade, the “El Niño” and “La Niña” have intensified, increasing the risk of extreme climate events, such as floods, landslides, wildfires, droughts, increased temperature and rising sea and river levels, among others, as well as related water scarcity, which may affect our infrastructure and business operations.

“El Niño” phenomenon is characterized by: (i) the lack of rainfall, may drastically decrease surface waterbodies flows, affecting both freshwater use and wastewater discharges because of the reduction on dilution potential of receiving waterbodies, (ii) increased temperatures, which causes heat waves and could have a direct impact on the health of our workers and cause an increase in epidemics and diseases, and (iii) potential negative impact on energy supply due to the decrease in the level of the rivers that feed the hydroelectric generation system of the country. In addition to the “El Niño” climate phenomenon, some basins in Colombia may be affected by seasonal variability in some periods of the year (normally January to March - June to July), which could reduce water flows, affecting freshwater withdrawals and surface discharges, as mentioned previously. Moreover, such adverse weather events can result in transmission restrictions caused by the increase in a transmission line’s load from the coast to the center of the country and negatively impact our electric power transmission business.

Furthermore, “La Niña” climate phenomenon is characterized by increased rainfall, which can generate frequent landslides and flooding, which may cause delays on transportation due to road blockades, increase pipeline integrity risks that may cause hydrocarbon spills and limit operations in our production fields and facilities, as well as cause infrastructure loses, such as collapse of transmission towers and lines that restrict our electric power transmission business’ operations.

These risks could result in fatalities, property damage, project delays, production deferrals, loss of revenue, pollution, and harm to the environment, damage roads as well as temporary disruptions to our services, among others. If any of these occur, we may be exposed to economic sanctions, damages, fines, or penalties in addition to the negative effects these events may have on our operations and the costs required to repair or remediate the related damage. These costs, fines and penalties may adversely affect our financial condition, reputation, and results of operations. Natural disasters or similar events could also result in substantial volatility in our results of operations or the interruption of our essential services for our country, such as our ability to transport natural gas and transmit electricity.

Our business operations and financial condition could be negatively affected by the COVID-19 or other pandemic diseases and health events.

Pandemic diseases and health events, such as COVID-19, have the potential to negatively impact economic activities in many countries, including the countries in which we operate or have trade links, with consequent adverse effects on our customers and business. As of the date of this annual report, the spread of the COVID-19 has caused severe disruptions in the world economy, including the demand for energy, the movement of people and services and the visibility into future conditions, which could in turn continue to disrupt our business and operations.

The persistence and variation of the virus could continue to affect the Colombian and global economy more broadly, including our business and operations. As the potential impact from COVID-19 is still difficult to predict, the extent of the impact of the pandemic on our business and financial results will depend largely on future developments, including the duration of the spread of the outbreak (e.g., new variants of the virus, capacity for infection and transmission, treatment developments and vaccination coverage), the impact on capital and financial markets and the related impact on consumer confidence and spending, and the actions taken by authorities to contain it, all of which are highly uncertain and cannot be accurately predicted based on the course of the virus to date.

We cannot forecast the duration of the effects of COVID-19 on our business or when international prices for crude oil and refined products will stabilize.

Our future business results will be affected by the extent and duration of these conditions and the effectiveness of responsive actions that we and others take, including our actions to reduce capital and operating expenses, in respect of oil supply, any cooperation between OPEC member countries. Furthermore, although as of March 31, 2022, 9,206 Ecopetrol’s workers had received vaccines for COVID-19, and 96% had completed their vaccination schedule, our operations remain susceptible to the impact of the COVID-19 vaccination programs, coverage and immunity achieved, the severity and duration of the outbreak, and the actions by national and international government authorities to contain the pandemic and minimize its impact, among other things. We will continue to monitor market developments and evaluate the impacts of decreased demand on our production levels as well as impacts on project development and future production.

See Note 2.8 to our consolidated financial statements for further information.

Our operations, including our activities in areas classified as indigenous reserves and Afro-Colombian lands, are subject to opposition from members of various communities.

We currently carry out and plan to continue carrying out activities in areas classified by the Government as indigenous reserves and Afro-Colombian lands. To undertake these activities, we must first comply with prior consultation processes, set forth by Colombian law. These prior consultation processes are required for obtaining environmental licenses to start our projects, works or activities in areas inhabited by ethnic communities. In addition, consultations can be seen as a potential instrument to involve communities in the decision of developing extracting industry and infrastructure projects in their territories. Generally, these consultation processes last between six months to one year depending on the community expectations but may be significantly delayed if we cannot reach an agreement with the communities. We strive to be respectful of the Constitution and laws and the autonomy of indigenous and afro-descendant communities, and we therefore do not enter their territories until we have reached an agreement with them.

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

We have made and may make significant investments in acquisitions and joint ventures and have made and may make significant divestments, and we may not realize the expected value of any such investments.

We have acquired interests in several companies in Colombia and abroad, including a joint venture with Oxy in the U.S. Permian Basin in 2019, and may continue to do so from time to time. For example, in August 2021, as part of our strategy and focus on energy transition, we consummated the ISA Acquisition. See sections Business Overview—Our Corporate Structure and Related Party and Intercompany Transactions––ISA Acquisition.

Obtaining the expected benefits of the acquisitions, including ISA’s, or joint venture investments, will depend, in part, on our ability to: (i) obtain the expected results of operations and financial condition from these acquisitions or joint venture investments, (ii) manage different sets of assets and operations and integrate distinct corporate cultures or investment goals, (iii) manage our objectives as a corporate group, and (iv) institute our corporate governance rules as well as other factors beyond our control such as the economic and regulatory environment in countries in which we have made acquisitions or joint venture investments, as well as all other risks affecting the oil and gas industry or the industries of the businesses we acquire or invest in. See Legal Proceedings and Related Matters––Interconexión Eléctrica S.A.

Similarly, in our shale operations in the U.S., the ability to drill and develop different locations is subject to uncertainties such as natural gas and oil prices, drilling and production costs, availability of drilling services and equipment, lease acquisitions and expirations, processing capacity constraints, pipeline transportation bottlenecks, access to and availability of water sourcing and distribution systems, regulatory approvals, among others. We cannot assure that all the well locations we have identified will ever be drilled or if we will be able to produce natural gas or oil at the planned levels. As a result, our efforts may not succeed and our failure to successfully obtain the expected results from our acquisitions or joint venture investments could adversely affect our financial condition and results of operations.

In addition, as a result of strategic reassessments of our core operations and portfolio management analysis, in the past we have executed and may determine in the future to execute partial or total divestments in our current businesses and the sale price in these transactions may not be enough to realize the original expected value or recover the value of our initial investment. As majority-owned state entity, Ecopetrol’ s employees and those from its subsidiaries may be subject to oversight by various administrative control entities in Colombia, which may determine to review such divestments as well as acquisitions or joint venture investments at any moment, which could result in preliminary or formal investigations and/or ultimately subject those employees to litigation, as well as to the imposition of fines or penalties by administrative control entities. Accordingly, investigations stemming from such transactions could represent a reputational risk for Ecopetrol, impacting us negatively.

Furthermore, the occurrence of any of the foregoing in connection with acquisitions or joint venture investments could divert the efforts and attention of our management team from our ordinary business operations and harm our reputation.

We might be required to provide financial support to our subsidiaries in Colombia or abroad.

Although currently we are not the sponsor and have not provided guarantees to third parties to support the financing activities of any of our subsidiaries, some financial support at any point in time might be needed to assure the long-term viability of such subsidiaries when exposed to unexpected conditions, results, or when it is utterly required to support projects in their developing phase, in particular with respect of those pre-operative affiliates.

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

Ecopetrol S.A., Bioenergy and Reficar’s employees are generally subject to the control and supervision of the Colombian State control entities. See section Risk Review—Legal Proceedings and Related Matters for additional information. The proceedings concerning Reficar and Bioenergy, as well as other at Ecopetrol S.A., that are described in section Risk Review—Legal Proceedings and Related Matters remain ongoing. While we are cooperating fully with both cases, adverse developments in connection with these proceedings, could negatively impact us and could divert the efforts and attention of our management team from our ordinary business operations.

In connection with these proceedings or any other investigation carried out by any other authority, there can be no assurance that we will not incur in additional costs and expenses or expose us or our employees to sanctions and lawsuits, any of which could adversely impact our reputation and, in turn, could have adverse effects on our financial condition and results of operations. See section Risk Review—Risk Factors—Legal and Regulatory Risk—We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations.

Our results may be affected by supply chain disruptions and high price volatility impacting the performance of our suppliers, our business partners or their third-party service providers.

Global supply chains have been strongly impacted by different economic factors, logistics disruptions and, most recently due to the conflict between Russia and Ukraine, which has resulted in severe commercial disruption in the flow of goods and services in Europe, as well as a shock in the global oil market. The duration of rising prices as a result of Russia’s invasion of Ukraine will depend on the length and intensity of the conflict, as well as how deep the supply chain disruption is. The confluence of all these factors is generating high price volatility, shortages of some materials and/or goods relevant to our operations and have affected the performance of inbound logistics. A set of 26 most relevant supply indexes has been identified and monitored, showing significant growth (greater than 10%) and high volatility in 16 of them, particularly in certain commodities, such as steel, chemicals, and copper, among others. This situation has affected suppliers and agreed commercial conditions and is also expected to contribute to secondary inflation effects in the medium term.

Likewise, the global logistics situation has generated record increases in international freight transport rates, limited capacity in ports, and delays in the delivery times. The combination of inflationary impact and the logistical situation generates complex environment that may affect our results and the performance of our suppliers, subcontractors, and third-party service providers. Some of our suppliers may face financial or operational problems that could led them to a breach of their obligations settled under contractual arrangements. Other suppliers may also be subject to regulatory changes or sanctions that could increase the risk of defaulting on their obligations to us, which could have an adverse effect on our operations and financial condition.

Most of our activity depends on suppliers, sub-contractors and third-party service providers that provide goods and services for our operations and projects. In addition, some of our operations and projects are performed through joint ventures or other contractual arrangements with our business partners or third-party service providers. Consequently, we depend on the performance of our business partners or third-party service providers. The poor performance of our suppliers, in any criteria such as operational efficiency, deadlines, administrative aspects, HSE, or our business partners or third-party providers, especially in those projects in which we do not act as operator, could negatively impact the execution of projects and operating performance, which in turn could have a negative impact on our results of operations and financial condition. We are exposed to the risk of not finding business partners or suppliers with the appropriate skills and performance we require for our projects. We are also indirectly exposed to supply agreements and other third-party services contracted by our business partners acting as operators under joint venture agreements.

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

We have identified three main insurance trends arising from the transition to a lower carbon economy and climate change that could have a negative impact on the Company: (i) insurance and reinsurance companies are considering retiring from the oil and gas industry or are imposing new demands regarding decarbonization targets, which may affect the insurability of assets or higher premiums, (ii) policy coverage may change as climate risk modeling and assessment advance, leading to changes in underwriting policies and new policy exclusions, and (iii) increase frequency or intensity of climate related events may lead to increase in premium prices. While we plan to address these trends by quantifying their financial impact and in assessing the need for new risk transfer and risk retention strategies, including strengthening our communication in relation to the TESG strategy and investments with clear goals to show our commitment and support our corporate insurance program, we cannot make any assurances that these trends will not increase our insurance costs or reduce our insurance coverage, which could adversely affect our financial condition and results of operations.

A failure in our information technology systems or cyber security attacks may adversely affect our financial results.

We depend on the reliability and security of our information technology systems to conduct certain exploration, development and production activities, process financial records and operating data and communicate with our employees and business partners, and for many other activities related to our business. Our information technology systems may fail or have other significant shortcomings due to operational system flaws or employee misuse, tampering or manipulation. In addition, we may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss, or destruction of proprietary and other information. Any of these occurrences could disrupt our business, result in potential liability or reputational damage, or otherwise have an adverse effect on our financial results.

During 2021, our internal cyber security systems identified and contained cyber security attacks such as malware, phishing, and denial of service. We did not have any critical incidents during the year and although we have not experienced any material losses relating to failure of our information technology systems or cyber incidents, there can be no assurance that we will not suffer such losses in the future.

For the electric power transmission and toll roads concessions businesses, information and processing systems are vital to the ability to monitor the operation and network performance of assets, achieve operating efficiencies, and meet service targets and standards. Any failure of any of these information and processing systems could have a material adverse effect on our financial condition and results of operations. In addition, we may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information. Any of these occurrences could disrupt our business, result in potential liability or reputational damage or otherwise have an adverse effect on our financial results.

We are exposed to behaviors incompatible with our ethics and compliance standards.

Given the large number of contracts that we are a party to in Colombia and abroad with local and foreign suppliers, the geographic distribution of our operations and the great variety of actors that we interact within the course of business, we are subject to the risk that our employees, contractors, or any person having relations with us may misappropriate our assets, manipulate our assets or information or engage in money laundering, the financing of terrorism and the proliferation of weapons of mass destruction, for such person’s personal or business advantage. Our systems for identifying and monitoring these risks may not be effective to fully mitigate them in all situations. Such acts may result in material financial losses or reputational harm to the Company.

The reliability and capacity of national power supply systems may affect or limit the continuity of our operations or limit growth.

Our average energy consumption in 2021 was 6,793 GWh/year, of which 64% was supplied through self-generation, and the remaining 36% through power grid. Our demand is 9.2% of the total energy demand in Colombia. Our self-generation is subject to fuel and solar availability. In addition, several producing fields are connected to the national transmission system and depend on its expansion and reliability to keep steady production levels. The national electricity market is volatile due to changes in hydrology and availability of fuels (natural gas, diesel, etc.), bringing uncertainty to prices. If energy were to become unavailable or difficult to obtain, our results of operation and financial condition could be adversely affected.

Rising water production levels may affect or constrain our crude oil production.

During 2021, the Ecopetrol Group produced approximately 11.3 barrels of water per day. Taking into account the nature of our reservoirs, the water production levels to be managed by the Company may increase in the future. In order to achieve our oil and gas production goals and to avoid any production restrictions going forward, we will need to secure the required capacity to manage water levels. Factors that may trigger a possible constraint in our crude oil production due to the rising water production levels are: (i) ineffective project management of the required facilities, (ii) the Company’s and its partners’ ability to timely obtain the environmental permits related to water management, (iii) social and community interactions that could affect the development and operation of these projects, and (iv) the availability of capital to execute the required projects.

5.2.2.	Risks Related to Colombia and the Region’s Political and Regional Environment

This section discusses potential risks related to our extensive operations in Colombia, as well as our operations in other countries of Latin America.

Changes in economic policies in Colombia, Peru, Brazil and Chile could materially adversely affect our business, financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by changes in the political climate of Colombia, Peru, Brazil and Chile to the extent that such changes affect the economic policies, growth, stability, outlook or regulatory environment of these countries.

With respect to Colombia, for the year ended December 31, 2021, revenues derived from Colombia represented 94% of our total revenues. During the second quarter of 2021, Colombia went through a wave of social mobilizations across all its territory as a response to the government tax reform proposal, by means of which the government of Colombia was trying to increase its revenues to lower the fiscal deficit, which for the fiscal year ended on December 31, 2021, was equivalent to 7.1% of GDP. Subsequently, on September 14, 2021, the Social Investment Law, a new tax reform, was enacted. The Colombian government has historically exercised substantial influence on the local economy, and governmental policies are likely to continue to have an important effect on companies operating in Colombia and on market conditions. The President of Colombia and the Colombian Central Bank have considerable power to determine governmental policies and actions relating to the economy and may adopt policies that may negatively affect us. We cannot predict which policies will be adopted by the government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

The Colombian parliamentary elections were held on March 13, 2022, with more than 99% of votes counted, results suggest a fragmented Congress with left-wing parties increasing their overall representation. However, the power configuration could remain relatively unchanged, given that no party will hold a clear majority. Left-wing parties are expected to control 21% of the total seats in the Senate. A coalition between center-right and right-wing parties (“Centro Democrático”, “Partido Conservador”, “Cambio Radical” and “Mira”) are expected to have control of 42% of the total seats in the Senate, while center and center-left parties are expected to control 36% of the total seats.

Meanwhile, in the three presidential primaries held on March 13, 2022, there was a record of 11.7 million votes casted, and Gustavo Petro (“Pacto Historico”, left-wing coalition), Federico Gutierrez (“Equipo por Colombia”, center-right coalition) and Sergio Fajardo (“Centro Esperanza” center-left coalition) were chosen to participate in the presidential election. Gustavo Petro led the voting intention tally, followed by Federico Gutierrez and then Sergio Fajardo. The first round of presidential elections will be held on May 29, 2022. If no candidate wins a clear majority in the first round, a runoff election will be held on June 19, 2022. Although throughout history elected governments (and the Colombian Congress as well) have pursued free market economic policies, with almost no economic interventions, we cannot predict which policies will be adopted by the new government or congress and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

With respect to Brazil, for the year ended December 31, 2021, revenues derived from our consolidated subsidiaries in this country represented 2% of our total revenues. Brazilian markets have experienced heightened volatility due the uncertainties from ongoing investigations on money laundering and corruption conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation. These investigations adversely affected the Brazilian economy and political scenario. The effects of the Lava Jato investigation and other investigations of corruption had an adverse impact on the image and reputation of the implicated companies, and on the general market perception of the Brazilian economy, political environment and capital markets. We have no control over and cannot predict whether the ongoing investigations or allegations will result in further political and economic instability, or if new allegations against government officials and/or companies will arise in the future. On January 1, 2019, Jair Bolsonaro took office as Brazil’s President. Uncertainties related to the implementation, by the Bolsonaro administration, of changes in monetary, tax and social security policies and relevant laws may contribute to economic instability. These uncertainties and additional measures may heighten the volatility of the Brazilian securities market. Presidential elections will be held in Brazil during 2022, and this may be an additional source of uncertainty and volatility. The last elected Governments and members of the Congress have generally maintained economic policies based on free market, contractual liberty and minimal governmental intervention in the economy. All these principles are also set forth in the Brazilian Constitution. Nevertheless, a new administration may pursue policies that are detrimental to the Brazilian economy and/or negatively affect our industry in general, and our results of operations, in particular.

With respect to Peru, for the year ended December 31, 2021, revenues derived from our consolidated subsidiaries in this country represented 1% of our total revenues. Peru has democratically elected its governments since 1980, and elected governments have often changed policies and frequently play an interventionist role in the national economy. General presidential elections were held in Peru in April 2021. The presidential election, which determined the president and the vice presidents, required a run-off between the two top finishers on June 6, 2021. The congressional elections determined the composition of the Congress of Peru, with all 130 seats contested. The results of the election evidence a strong political fragmentation. Pedro Castillo resulted new president, facing Keiko Fujimori in the run-off and winning the election. There is an environment of political uncertainty due to the intentions of the President to reform the Peruvian Constitution, which is based on free market, contractual liberty, and minimal governmental intervention in the economy, although there is uncertainty if he will obtain the required qualified majorities in order to do so. We cannot assure that policies against free market and minimal intervention of the government in the Peruvian economy will not be taken by the new administration or the new Congress. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition, and results of operations. Changes in economic or other policies by the Peruvian government or other political developments in Peru could adversely affect the business, financial condition, and results of operations of our subsidiaries.

With respect to Chile, for the year ended December 31, 2021, revenues derived from our consolidated subsidiaries in this country represented 1% of our total revenues. In 2019, Chile suffered a wave of social mobilizations and, as consequence, the government called for a Constitutional assembly to reform the national constitution. In May 2021, the Chilean government established a constitutional assembly to write a new constitution, which is expected to be submitted for approval on a referendum in the second quarter of 2022. This assembly will be responsible for proposing a new political and economic system, internal administrative organization, structuring of the legislative, executive, and judicial powers, establishing fundamental rights such as freedoms, economic or social rights, defining political participation rights, and governing methods, among other proposals. As our subsidiaries in Chile participate in a highly regulated sector, the assembly may take certain positions that could affect the regulatory framework governing our operations and the way we conduct our business. Furthermore, in December 2021, Chile elected a new President, Gabriel Boric, who took office on March 11, 2022. This was the first time that a representative of the Apruebo Dignidad coalition (made up of several political parties from the Chilean left wing) assumes the executive power. Although the last elected governments have generally maintained economic policies based on free market, contractual liberty, and minimal governmental intervention in the economy, we cannot predict which policies will be adopted by the new government and whether those policies would have a negative impact on the Chilean economy or our business and financial performance.

We cannot predict which policies will be adopted by the respective governments and whether those policies would have a negative impact on the economies of the countries where we operate or our business and financial performance. Accordingly, our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social, and economic developments that may affect Colombia, Peru, Brazil or Chile.

We cannot provide any assurances that political or social developments in Colombia, Peru, Brazil, or Chile over which we have no control, will not have an adverse effect on our respective economic situations and will not adversely affect the business, financial condition and results of operations of our consolidated subsidiaries and their ability to pay dividends or make other distributions to us. This could have a material adverse effect on our business, results of operations, financial condition.

The worldwide economic effects of the outbreak and economic shutdown caused by the COVID-19 pandemic are adversely affecting Colombia’s economy, and the impact could be material.

The COVID-19 pandemic continues to have an adverse impact on the world economy. During 2021 various countries in Southeast Asia, Europe, as well as China and the United States, experienced a rise in COVID-19 cases as a result of the Delta variant, a more contagious strain of the virus. Many countries continue to implement various public health measures to control the spread of COVID-19, including mandatory quarantines, forced economic shutdowns and travel restrictions, as well as economic measures to mitigate the impacts of such public health policies on their respective national economy.

As of March 31, 2022, Colombia had 6,085,270 confirmed cases of COVID-19, 5,918,331 recovered cases and 139,636 deaths.

On March 17, 2020, the Government, through Legislative Decree 417 of 2020, first declared a 30 day state of national emergency in light of the health and economic crisis caused by the outbreak of COVID-19. Consistent with 2020, throughout 2021, the Government has continued to implement various economic and public health measures to address the economic crisis and contain the spread, including: (i) mandatory shelter in place orders, (ii) border closure for all non-citizens and non-residents, (iii) short-term and low interest loans for all types of agricultural producers, (iv) payroll subsidies for companies and credit lines for different sectors of the economy, (iv) closure of all schools and universities, (v) incentivizing working from home and a mandatory work from home order for 80% of Government employees, (vi) actions by the Banco de la República, including reductions of its interest rate by 250 basis points in 2020, the provision of non-delivery forwards in the amount of up to U.S. $1 billion and supplying liquidity auctions up to COP $20 trillion, (vii) suspension of increases in utility tariffs, (viii) reduction in the prices of gasoline, (ix) changes to the general budget and measures to render more flexible certain procedures to enable the Government to access the credit markets, (x) increased COVID-19 testing of up to 15,000 per day, and (xi) a vaccination plan, among others. The efficacy of certain of these measures cannot yet be evaluated, and their duration and effect remain uncertain.

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

On January 29, 2021, the Government issued Decree 109 of 2021, which establishes the vaccination plan against COVID-19, consisting of vaccinating the population in two phases and five stages, prioritizing risk groups, and thus progressively reaching 37.8 million vaccinated individuals. In the first phase, the plan will seek to reduce mortality and the incidence of serious cases from the virus, as well as protect health workers. The second phase aims to reduce the contagion to generate herd immunity. Vaccinations started on February 20, 2021.

From a macroeconomic point of view, the COVID-19 pandemic had a negative impact on Colombia with GDP decreasing by 7.0% in 2020. In 2021, Colombia’s GDP rebounded by 10.6%, topping 2019 GDP levels. The main industries that were affected by the COVID-19 pandemic were construction, transportation, accommodation, real estate, and food services. The aforementioned sectors, excluding construction, had a solid recovery in 2021, even exceeding 2019 levels. However, the employment level has not fully recovered as compared to pre-pandemic levels. The unemployment rate was 13.7% in 2021, 16.1% in 2020 and 10.5% in 2019.

New severe variants of COVID-19 could emerge going forward, endangering the economic outlook. COVID-19 outbreak resulted in increased volatility in local and international markets and economic indicators, such as exchange rates, interest rates, credit spreads and commodity prices. Any shocks related to new variants or unexpected movements in these market factors could result in financial losses in our investment portfolio.

If the economic and public health crisis caused by the COVID-19 outbreak continues and the Government’s measures are not effective, the economic performance of the country may suffer further, as a result of adverse effects on commerce, transportation and foreign investment, among other things, and thus may potentially adversely affect our ability to service our debt. The effects of the COVID-19 pandemic and the economic shutdown may also include an increase in unemployment, a reduction in household income, reduction in Government revenues, increased Government expenditures and a deterioration of our and Colombia’s financial position. The sharply lower demand for oil and its derivatives due to decreased demand as a result of the COVID-19 pandemic in turn resulted in lower and more volatile price of oil and gas, which has also negatively affected the Colombian economy and our financial position.

The COVID-19 pandemic, any additional wave or resurgence and/or new pandemic may also have the effect of heightening the other risks described herein, such as those relating to economic, social, and political developments in Colombia and its credit ratings. Consequently, the current COVID-19 pandemic and its potential impact on the global economy may require Colombia to enact additional changes to existing regulations or implement more stringent regulations, which may further adversely impact the Republic’s economy, the prices of, and Colombia’s ability to make payments on, its outstanding securities or other indebtedness.

The Colombian government could seize or expropriate our assets under certain circumstances for fair compensation.

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

During 2021, the attacks against our pipeline infrastructure decreased by 33% in relation to 2020 (41 attacks in 2021 compared with 51 attacks in 2020). Nonetheless, the attacks especially affected infrastructure located in the Norte de Santander, Santander, Arauca, and Nariño departments, and the Caño Limón – Coveñas, Transandino and Ayacucho-Galán 8” pipelines. As a result, there was a deferred production of 2,154 barrels directly related to these attacks in 2021, as compared to zero deferred production in 2020. As of March 31, 2022, there were 16 attacks against our pipeline infrastructure.

Guerilla attacks have resulted in unscheduled shutdowns of our transportation systems to repair or replace sections of pipelines that have been damaged, with deferral of production in certain fields, as well as caused us to undertake environmental remediation. In respect of the pipeline infrastructure, the direct cost of repairs due to terrorist attacks in 2021 was approximately COP$189,749 million (US$47.66 million using a COP$3,981.16/1.00 US exchange rate as of December 31, 2021). During 2021 we also experienced three attacks to our production infrastructure in Santander, specifically on the 12” transfer line from station 1 to station 3, on the ELC-GRB DE 12” pipeline line and on the ELC-GRB system, which while not affecting people or the environment, resulted in a rupture.

Likewise, the theft of refined products and crude oil, as a result of security issues, may impact our operating and financial results in the future, as well as our reputation, due to the potential use of these products within the alkaloid chain production and the possible impact to communities and the environment, derived from this illegal practice. Associated with the above, the theft of crude oil has increased from approximately 2,744 bod in 2020 to approximately 3,081 bod in 2021. This situation is directly related to the increase of illicit activities, such as those relating to illegal crops, mining and smuggling, as well as the presence of guerilla dissidents and other illegal groups in the areas of influence of the main crude transportation systems, such as Caño Limón – Coveñas System (Catatumbo and Norte de Santander) and the Trasandino System (Tumaco and Nariño). Furthermore, the theft of refined products is mainly related to the presence of common crime that illegally markets these products, presenting losses of approximately 24.6 bod and 24 bod in the years ended December 31, 2021 and 2020, respectively.

Moreover, in May and June 2021, Colombia experienced a significant public order situation with prolonged social unrest related to a proposed tax reform that was subsequently withdrawn. During the year, there were situations of public order in different regions of the country caused by the presence and consolidation of illegal armed groups in the form of attacks, thefts, sabotages and damages.

The social protests resulted in blockades of the country’s main roads and isolated incidents against certain of our infrastructure, which in turn momentarily adversely affected the operations of our upstream, midstream, and downstream and sales and marketing segments, leading to decreases in our crude oil and refined products production and transported volumes, the Barrancabermeja refinery’s throughput and demand for fuels. Despite the impact on our operations in the upstream, midstream, and downstream and sales and marketing segments, we adjusted our logistics to minimize the impact on the distribution of fuels to the different regions of Colombia, implemented strategies to maintain operations and maintained a fluid dialogue with the communities where it operates.

These activities and their possible escalation and the effects associated with them have had, and may have in the future, a negative impact on the Colombian economy or on us, which may affect our customers, employees, assets, or the environment, with resulting containment, clean-up and repair expenses.

Despite the peace agreement between the Colombian government and the Revolutionary Armed Forces of Colombia (the FARC) and the peace negotiation process attempts with the National Liberation Army (the ELN), some illegal and terrorist activities of guerrilla groups or their members may continue.

On November 30, 2016, the Colombian Congress approved a peace agreement between the Colombian government and the FARC. Since then, the Colombian government has advanced in the process of gradually integrating many of the FARC members into civilian and political life. Despite of these efforts, in August 2019 some former leaders of this guerilla left the process and announced the resumption of hostilities.

Likewise, the ELN guerrilla group, has increased its actions against the Colombian security forces and the critical infrastructure of the Nation, which we believe is an attempt to show its presence and influence in some regions and put pressure to resume peace negotiations that were interrupted since January 2019, as a result of the terrorist attacks carried out by the ELN. The Colombian Government proclaims that the continuity of the dialogues depends on the cessation of terrorist activities and the release of hostages by this group. It is expected that attacks against critical infrastructure will continue until a new bilateral ceasefire can be agreed upon.

Therefore, it is expected that some guerilla groups, such as the ELN, may continue their illegal and terrorist activities, including attacks on our infrastructure, as well as disputes with other illegal armed groups for territorial control in Arauca, resulting in a deterioration of Colombia’s national security and our assets, which consequently may negatively impact our operating results.

There have been certain events in Colombia and abroad, which have resulted in political tensions between Colombia and some of its neighboring countries.

There have been certain events in Colombia and abroad, which have resulted in political tensions between Colombia and some of its neighboring countries.

In particular, the economic, political, and social crisis in Venezuela is having a severe impact on Colombia’s economy and social situation. This situation could affect the countries’ diplomatic relations, impact border towns and cities, accelerate Venezuelan migration flow into Colombia, affect our borderline operations and therefore may have a negative impact on Colombia’s economy, social issues and general security situation as well as in our operating results.

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

If the perception of improved overall security in Colombia deteriorates or if the investment climate worsens, the Colombian economy may face lower growth rates than the ones posted recently, which could negatively affect our financial condition and results of operations. Additionally, the uncertainty of Colombia’s economic recovery due to the COVID-19 pandemic could have an impact on our results.

Furthermore, the market price of our shares and American Depositary Shares, or ADSs, may be adversely affected by changes in governmental policies, particularly those affecting economic growth, exchange rates, interest rates, inflation, and taxes. The Government has changed monetary, fiscal, taxation, labor and other policies over time and has thus influenced the performance of the Colombian economy. We have no control over the extent and timing of government intervention and policies.

5.2.3.	Legal and Regulatory Risks

This section discusses potential legal and regulatory risks to us, including the risk of having to comply with new laws and regulations.

Our operations are subject to extensive regulation, which is subject to change from time to time by the applicable regulatory authorities.

The Colombian hydrocarbons industry is subject to extensive regulation and supervision by the Government and regulatory agencies in matters including the award of exploration and production blocks by the ANH, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, capital expenditures, liquidation of the Net Position of each refiner or importer with respect to the FEPC and required divestments. Existing regulation applies to virtually all aspects of our operations in Colombia and abroad. The commercialization activities of some of our products also face extensive regulation. Such regulation is subject to change by the applicable regulator affecting our ability to commercialize our products. See section Business Overview—Applicable Laws and Regulations. In particular, under current Colombian regulations, the Ministry of Mines and Energy is required to calculate and liquidate each refiner and/or importer of fuel’s Participation Differential (i.e., this arises when the International Parity Price is lower than the reference price established by the Ministry of Mines and Energy, leading to a “Net Position” every six months to be paid by the FEPC). Accordingly, Ecopetrol S.A. and Reficar rely on the FEPC settling their respective Net Position each year in connection with amounts due to them from FEPC. However, such amounts have yet to been paid and as of December 31, 2021, Ecopetrol S.A. recorded COP$6.3 billion in accounts receivable due from FEPC and Reficar recorded COP$1.5 billion in accounts receivable due from FEPC. We cannot offer any assurance as to when or if Ecopetrol S.A.’s or Reficar’s Net Position will be settled by FEPC and such amounts will be paid. If their respective Net Position is not settled, the Ecopetrol Group’s consolidated financial statements and results of operations could be adversely impacted. See Business Overview—Applicable Laws and Regulations—Regulation of Refining and Petrochemical Activities—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC).

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

Our operations in Colombia are subject to extensive national, state, and local environmental regulations. Environmental rules and regulations are applicable to our exploration, production, refining, transportation, supply, and marketing activities, as well as the biofuels we produce. These regulations establish, among other things, quality standards for hydrocarbon products, air emissions and greenhouse gases, water discharges and waste disposal, soil remediation, water pollution and the general storage, handling, transportation, and treatment of hydrocarbons in Colombia. Currently, all exploratory drilling projects in areas that do not yet have a license must undergo an environmental impact assessment and must receive an environmental license from the governmental agency responsible for awarding environmental licenses, the ANLA. Environmental authorities with jurisdiction over our activities routinely inspect our crude oil fields, refineries, and other production sites, and they may decide to open investigations or sanction proceedings, which may result in the imposition of fines, restrictions on operations or other sanctions in connection with potential non-compliance with environmental laws.

We are also subject to control and monitoring by the regional autonomous corporations (CAR for its Spanish acronym), which are regional environmental authorities that grant permits for the use and exploitation of natural resources in areas or fields that have an Environmental Management Plan (PMA for its Spanish acronym), in the same way they establish compensation measures for the use of these resources and perform monitoring, control, and impose sanctions as result of investigations.

If we fail to comply with any of these national or regional environmental regulations, we could be subject to administrative and criminal penalties, including warnings, fines, or closure orders of our facilities. Any such criminal penalty would be imposed on the legal representatives of the Company, including any legal representative, director or worker who participated or failed to take action related to the activities that lead to environmental damage. See section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Environmental Licensing and Consultations.

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

In addition, the companies of the Ecopetrol Group conducting upstream activities outside Colombia may be subject to foreign health, safety, and environmental regulations. Foreign health and safety regulations may be more severe than those established under Colombian law and, therefore, we may be required to make additional investments to comply with those regulations.

Furthermore, our electric power transmission and toll roads concessions segment, carried on by ISA and its subsidiaries are heavily regulated in Colombia, Brazil, Peru and Chile by government ministries and authorities, as well as various other national, state, and local regulatory agencies. Regulatory actions taken by those agencies and, in particular, tariff reviews and revised compensation terms of transmission investments, could materially adversely affect the profitability of these businesses. In addition, increased regulatory requirements relating to the integrity of our facilities or the quality of the services provided by ISA and its subsidiaries may require additional spending in order to maintain compliance with these requirements.

We are subject to a broad range of environmental laws, which require us to incur ongoing costs and capital expenditures and expose us to substantial liabilities in the event of non-compliance. These laws and regulations require us to, among other things, minimize natural and socio-environmental risks, while maintaining the quality, safety, and efficiency of our facilities. These laws and regulations also require us to obtain and maintain environmental permits, licenses, and approvals for the operation of our business, which can lead to cost overruns or to changes in our investment plans. Some of these permits, licenses and approvals are subject to periodic renewal. Government environmental agencies could take enforcement actions against us for any failure to comply with applicable laws and regulations. Such enforcement actions could include, among other things, the imposition of fines, revocation of licenses, suspension of operations or imposition of criminal liability for non-compliance.

Environmental laws and regulations can also impose strict liability for the environmental remediation of spills and discharges of hazardous materials and waste and require us to indemnify or reimburse third parties for environmental damages. We cannot assure that we will obtain approval for any future projects or that existing approvals, authorizations, licenses, and permits will not be questioned, revoked or otherwise suspended due to any alleged non-compliance or legal action. Environmental regulation has become more stringent in the countries where we operate in recent years. As a result, our operating costs have increased to comply with these new technical environmental requirements as well as the need to strengthen our specialized team in charge of environmental compliance in project and operations. If environmental laws continue to impose additional costs on us, we may need to reduce our investments on strategic projects to allocate funds to environmental compliance, delaying projects or having an adverse effect on our results of operations and financial condition. Moreover, more stringent environmental protection programs in the countries or industries where we operate could impose constraints and additional costs on our operations and require us to make significant capital expenditures in the future. We cannot assure that future legislative, regulatory, international law, industry, trade, or other developments will not have a material adverse effect on our business, properties, results of operations, financial condition or prospects.

Finally, under certain of our credit agreements, we are under an obligation to comply with international environmental standards established by our lenders or by multilateral institutions. Failure to comply with such environmental standards could result in an event of default under the relevant credit agreements that we, or our subsidiaries, have entered into, which would affect our financial condition.

More stringent environmental requirements or commitments imposed through regulation or public demand may lead to potential increased expenses or reduced demand for our products, as well as hardship in achieving timely permits and licenses.

In 2021, the Colombian government enacted the Climate Action Law (Law 2169) which advances Colombia’s focus on strengthening its strategy and actions against climate change, when considering the initiatives being taken at a global level. The Carbon Neutrality Colombian Strategy launched in April 2021 by the Ministry of Environment and Sustainable Development reaffirmed its commitment to these initiatives and accelerated Colombia’s goal to reduce GHG emissions to reach carbon neutrality by 2050. As a response to this, we have also committed to achieve zero net carbon emissions by 2050, with some projects already implemented or under investigation and by 2030, seeking to reduce our CO2e emissions by 25% as compared to the prior baseline established in 2019. We cannot make any assurances that we will be able to achieve our goals or those set out in government climate change and sustainability initiatives (e.g., proposed Colombian Climate Action Law, COP 26 (Glasgow 2021), tax credits, carbon offsets among others) or meet other stakeholders’ expectations with respect to such plans, or that we will be able to apply reliable and cost-effective green alternatives. If we are unable to reach our carbon neutrality goals or governments’ or other stakeholders’ expectations with respect to such goals, our energy diversification portfolio and strategic priorities would be adversely impacted and could lead to increased expenses related to green initiatives and reduced demand for our core products.

We may not be able to keep pace with changing requirements to reduce impacts to Colombia’s biodiversity.

As we operate in a country that is recognized as a megadiverse territory where complexity, fragility, and biological diversity are interwoven with a rich history and a dynamic and complex social, economic, and political landscape, and where the government looks to businesses to participate in the country’s sustainability development goals implementation, we may not be able to adequately adapt and align our technology capabilities and strategy (e.g., Nature Based Solutions, Big Data Analytics, Remote Sensing, Robotics and Drones, Artificial Intelligence) to effectively enable, assess, and report on the reduction of its impact to Colombia’s biodiversity (e.g., contamination, habitat loss, deforestation, and GHG emissions), considering the increase in Colombian sustainable development commitments leading to increased regulatory scrutiny and impacting our strategic efforts and operations for minimizing its impacts to relevant ecosystems.

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

As a result, companies are increasingly subject to regulatory risks and public policy changes related to climate change. In Colombia, the climate change regulatory framework has developed substantially, defining goals, measures, and means of implementation that bind companies. In December 2021, the Climate Action Law (Law 2169) was issued, which promotes the low-carbon development of the country through establishing goals and measures related to carbon neutrality and climate resilience. This law is aligned with the country’s Nationally Determined Contributions (the “NDCs”) (51% GHG reduction by 2030) and its Long-Term Climate Strategy (E2050). The above is binding for Ecopetrol, among other aspects in: (i) mandatory reporting of GHG, (ii) National Registry of GHG Emissions Reduction and Removal, and (iii) low carbon development, carbon neutrality, and climate resilience implementation and monitoring plan. This regulation will be under continuous review by Ecopetrol to mitigate the potential financial effects and the impact on the company’s climate goals. To this end, the company has developed a Decarbonization roadmap to achieve medium and long-term goals. However, developments and new regulations could affect the fulfillment of company’s climate goals, increasing costs and negatively impacting financial and operational results.

Moreover, the Government recently issued a regulation associated with fugitive emissions and venting and routine flaring (Resolution 40066 of 2022). To this end, the company has been making progress in improving activities to detect and measure these emissions in the different operating areas, through top-down and bottom-up technologies, and in closing these leaks. However, the implementation and enforcement of these regulations could generate additional costs for the company.

New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.

New tax laws and regulations, and uncertainties in the interpretation with respect to existing and future tax policies pose risks to us. In recent years, the Colombian Congress and tax authorities have enacted modifications to taxes related to financial transactions, income, value added tax (VAT), and taxes on net worth. In December 2019, Congress passed Law 2010 called “Ley de Crecimiento Económico” or “Economic Growth Law”, which largely maintains the changes of the previous tax reform (Law 1943 of 2018) along with some changes to tax legislation. On September 14, 2021, the Colombian Congress enacted a tax reform called “Ley de Inversión Social” or “Social Investment Law”, which became effective as of January 1, 2022. This law increased the tax rate from 30% to 35%, which generated in Ecopetrol a deferred tax income of COP$ 306,312 million, recognized in the financial statements for the fiscal year ended 2021.

For a description of taxes affecting our results of operations and financial condition in 2021, see section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on Our Results—Taxes. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and non-taxed income. In addition, tax authorities and tax courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

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

We are currently a party to several legal proceedings filed against us. We are also subject to labor-related lawsuits filed by current and former employees in connection with pension plans and retirement benefits. As of December 31, 2021, Ecopetrol S.A. was a party to 5,752 legal proceedings relating to civil, criminal, administrative, environmental, tax, constitutional, arbitration and labor claims, of which 4,071 were filed against us in the Colombian courts and arbitration tribunals and of which 226 had an accrual provision. We allocate substantial amounts of money and time to defend against these claims, in which the claimants often seek substantial sums of money as well as other remedies. See Note 23 to our consolidated financial statements and see section Risk Review—Legal Proceedings and Related Matters. In addition, in accordance with Colombian law, we and our employees are subject to surveillance and investigations by certain administrative control entities in Colombia, which are intended to determine whether public funds have been misused, mismanaged, or misappropriated or whether they have been used in compliance with applicable law. Such investigations may divert the attention of management and subject the Company to reputational risk and increase difficulties in retaining talent. See section Risk Review—Legal Proceedings and Related Matters.

5.2.4.	Risks Related to Our ADSs

This section discusses potential risks associated with an investment in our American Depository Shares (as opposed to our common shares) by investors outside Colombia.

Holders of our ADSs may encounter difficulties in protecting their interests.

Holders of our ADSs do not have the same voting rights as holders of our common shares. As set forth in the amended and restated deposit agreement, dated January 12, 2018 (as amended on December 30, 2021), among Ecopetrol S.A., JP Morgan Chase Bank, N.A., as depositary (the Depositary), and all holders from time to time of our American Depositary Receipts (as amended and restated, the Deposit Agreement), holders of our ADSs may instruct the Depositary, to vote on shareholder matters prior to a shareholders’ meeting.

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

Our ADS holders may be subject to regulations on foreign investment in Colombia.

Colombia’s International Investment Statute (the set of rules and regulations which govern the international investment and the foreign exchange regime, which include Decree 1068 of 2015, Resolution 1 of 2018 and External Circular DCIN-83 issued by the Colombian Central Bank among others), regulates the manner in which non-Colombian residents can invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and outlines the necessary procedures to authorize certain types of foreign investments. Colombian law requires that certain foreign exchange transactions, including international investment in foreign currency between Colombian residents and non-Colombian residents, must be made through the foreign exchange market, either through authorized intermediaries for the foreign exchange market or compensation accounts, which are regular bank accounts held abroad by Colombian residents and registered with the Colombian Central Bank. Any income or expenses under our ADR program must be made through the foreign exchange market.

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

Colombian residents who acquire ADRs and either receive profits from this investment, surrender their ADRs or liquidate their investment in ADRs, must register their investment by means of the procedures set forth in section 7.4 of the External Regulation of the Circular DCIN-83 of the Colombian Central Bank.

Depending on the upcoming President elections in Colombia and many factors related to a potential change of government, the Government, the Colombian Congress, or the Colombian Central Bank may amend Colombia’s International Investment Statute or the foreign investment rules, which could result in more restrictive rules and could negatively affect trading of our ADSs.

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

Holders of our ADSs may not be able to effect service of process on us, our directors, or executive officers within the United States, which may limit your recovery in any foreign judgment you obtain against us.

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

The protections afforded to minority shareholders in Colombia are different from those in the United States and may be difficult to enforce.

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

Although ADRs represent Ecopetrol S.A.’s common shares, for Colombian tax purposes, ADRs are securities different from their underlying assets. Therefore, ADR holders are not entitled to the tax treatment granted to holders of the common shares. Such tax treatment includes, among others, benefits relating to dividends and to profits derived from sale of Colombian common shares. For further information, see section Shareholder Information—Taxation—Colombian Tax Considerations.

Judgments of Colombian courts with respect to our ADSs will be payable only in Colombian Pesos.

If proceedings are brought in the courts of Colombia seeking to enforce the rights of ADS holders of common shares, we will be required to discharge our obligation amounts in Colombian Pesos. Colombian law provides that an obligation in Colombia to pay amounts denominated in foreign currency may only be satisfied in Colombian currency at the Representative Market Exchange Rate of the date the judgment is rendered, and such amounts are then adjusted to reflect exchange rate variations through the effective payment date.

The relative volatility and illiquidity of the Colombian securities markets may substantially limit our investors’ ability to sell our ADSs at the price and time they desire.

Investing in securities that are traded in emerging markets, such as Colombia, often involves greater risk when compared with other world markets, and these investments are generally considered to be more speculative in nature. The Colombian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than other securities markets in the United States. As of December 31, 2021, the Colombian Stock Exchange (BVC) had a market capitalization of approximately COP$ 370,319 billion (US$ 92.03 billion using the closing rate for 2021), a 1.27% increase when compared with the amount at the end of 2020. By comparison, the New York Stock Exchange (the NYSE) had a market capitalization of US$ 38.6 trillion as of December 31, 2021, and a daily trading volume of approximately US$ 194 billion in 2021.

As of December 31, 2021, our shares represented the highest market capitalization of the BVC accounting for 13.66% of the total COLCAP index, which reflects the price volatility of the 20 most-liquid stocks.

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

We are subject to the reporting requirements set by Law 964 of 2005, the Superintendence of Finance and the Bolsa de Valores de Colombia (BVC), the Colombian Stock Exchange. The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. issuer and, as a result, you may receive less interim information about us than you would receive from a U.S. issuer.

5.2.5.	Risks Related to the Controlling Shareholder

Our controlling shareholder’s interests may differ, from time to time, from those of certain minority shareholders, or that may affect our long-term strategy.

The Nation currently holds 88.49% of our outstanding capital stock, making it our controlling shareholder. The Nation as our controlling shareholder has majority voting rights at the General Shareholders Assembly to elect the members of our Board of Directors and may propose and approve decisions that may be in its own interest and that may not necessarily benefit minority shareholders or be aligned with our long-term strategic goals.

For example, our controlling shareholder may suggest and approve dividend proposals at the ordinary General Shareholders Assembly, notwithstanding the interest of certain minority shareholders, in an amount that results in us having to reduce our capital expenditures or increase our debt levels. In addition, our controlling shareholder may support decisions to undertake projects that may diverge resources from the company’s long-term strategic goals or make announcements about its intentions related to its holding of the Company’s stock, which may not be in our best interest or in the best interest of our minority shareholders, including holders of our ADSs, and could affect the price of our shares or ADSs. Consequently, to the extent permitted by law, the actions of our controlling shareholder may thereby negatively affect our prospects, results of operations and financial condition. See section Shareholder Information—Dividend Policy.

5.3.	Risk Management
5.3.1.	Integrated Risk Management System and Internal Control System

Under the leadership of the Vice-Presidency of Compliance and its Corporate Integrated Risk Office, in 2021 Ecopetrol S.A. continued strengthening its Integrated Risk Management System based on the international technical standard ISO 31000, which establishes a set of principles, frame of reference and process or cycle that allow the organization to manage the effects of uncertainty on meeting objectives, to maximize opportunities and assist in establishing strategies and making informed decisions.

Our risk management approach is based on the risk management which consists of four main stages: planning, identifying, evaluating, and managing risks, as well as cross-cutting stages of communication and consulting, record and reporting and monitoring. This cycle is supported by the principles of risk management: integration, continuous improvement, structure, information, culture, organizational structure, and normative and management tools.

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
(iii)	Monitoring Indicators: As part of the monitoring stage of the risk management cycle, we have implemented Key Risk Indicators (KRIs) which are metrics used to provide early signals of increasing risk exposures. These signals constitute information for preventative decision making in order to avoid risk materialization.

The Integrated Risk Management System establishes the definition of risk as the effect of uncertainty on the fulfillment our objectives, considering the effect as the deviation positive, negative or both, compared to what is expected. Our risks can be classified as:

(i)	Enterprise Risks: Risks that are directly associated with the business strategy plan of the Company and are systematically monitored by the Management Committee. When defining the enterprise risks, the analysis of the internal and external environment is carried out to determine the topics and trends that could have potential or real impact on our strategy. The management of those risks is led by the person accountable for the process and each risk has a defined treatment plan and monitoring indicators. Further information can be found in our 2021 Enterprise Risk Map on our website.
(ii)	Processes Risks: Risks that tend to identify potential failures in the activities related to our core and support business processes that drive us to achieve our objectives. At this level, our processes have identified risks with their respective mitigation methods, including financial and non-financial controls, treatment plans and/or monitoring indicators.
(iii)	Operational Risks: Risks that are at an operational level of detail and occur in our day-to-day activities and tasks.

On the other hand, emerging risks are those that are expected to have a long-term future impact on the company (three to five years and beyond) or, in some cases, have already started to impact Ecopetrol. Emerging risks are considered those that meet some of the following characteristics: (i) the risk is new, developing, or significantly increasing in relevance, (ii) a known risk in a new or unknown context or under re-emerging conditions, (iii) the potential financial or reputational impact of the risk is long-term and significant, (iv) it is an external risk arising from events outside the company’s influence or control, (v) the risk and its impact on the company are specific, and (vi) it has a high potential impact to Ecopetrol S.A. and may require it to adapt its strategy and/or business model.

We have also continued consolidating our internal control systems into a unified system that integrates the best practices called for by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013), Sarbanes–Oxley Act (SOX), governance and management of enterprise IT (COBIT), Enterprise Risk Management (COSO 2017) and our ethics and compliance rules, with the aim of establishing an integrated management system for all control components, thereby allowing us to strengthen all of our control system.

We have also defined guidelines and implemented an Internal Control System (which includes subsidiaries), the main purpose of which is to provide reasonable assurance regarding the achievement of all the Company’s objectives relating to operations, strategy, reporting and compliance, through the appropriate risks management and ensuring the effectiveness of our controls and the scope of which includes our subsidiaries. Under those guidelines, each subsidiary must implement and report the performance of its Internal Control System to Ecopetrol S.A. to ensure compliance with the above measures, and the subsidiaries have methodological support from Ecopetrol S.A. when requested. Ecopetrol S.A. also performs preventive monitoring in selected subsidiaries to assure all the components and principles of their Internal Control Systems are present and operating. The system performance is systematically monitored by the Board of Directors.

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

5.3.2.	Managing Low Carbon Economy and Climate Change Risks

To manage and mitigate the risks related to the transition to a low carbon economy and climate change, Ecopetrol, as part of its long term strategy “Energy that Transforms” and in line with its TESG agenda, expects to invest approximately US$ 1.4 billion in projects for comprehensive water management, decarbonization, energy efficiency, use of energy and alternative sources, fuel quality improvements, and studies and pilots in green and blue hydrogen for applications in refineries and mobility. Additionally, we have set a shadow price on carbon at US$20/TCO2 in 2021, 30 US$/TCO2 from 2025, and 40 US$/TCO2 from 2030 onwards, which will be used to assess and evaluate current and future projects and investments. See Strategy and Market Overview—Our Corporate Strategy—2040 Strategy: Energy that Transforms for detailed information on our strategy and carbon shadow price.

To properly adapt the Ecopetrol Group’s business strategy to the transition to a low carbon economy for ensuring long-term value creation, we have been conducting an energy transition scenario analysis since 2018. These analyses are being updated and refined reflecting two elements: (i) the acceleration of the transition in recent years given a reduction of costs of electrification and renewables earlier than expected, accompanied by increasing oil price volatility and decreased investment appetite in the hydrocarbon sector, and (ii) a decrease in the demand in the oil and gas business brought by the COVID-19 pandemic. We have assumed a peak oil scenario (globally in the late 2020s and in Colombia between the 2030s and 2040s), to reflect more ambitious actions and goals in the decarbonization path and to seize the opportunities of the transition. Our climate risk strategy is being aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) and includes the addition of a new climate-related risk to our 2021 enterprise risks, in respect of inadequate management of climate change and water.

5.3.3.	Managing Information Security and Cybersecurity

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

During 2019, Ecopetrol S.A., as a NOC (National Oil Company), provided updates to the Cyber Defense Command Unit (an entity under the control of the Colombian Ministry of Defense) regarding the inventory of its critical cybernetic infrastructure that was included in the classified catalogue of national critical cybernetic infrastructure. In 2021, no such updates were required or provided.

Our cybersecurity team established a plan to continue the incorporation of cybersecurity practices to enhance the awareness about these risks at an operational level and adjust current information security practices considering the cyber-threat context. Likewise, as a result of this process, we are currently continuing the incorporation of elements relative to management of the cyber security threat, including proper configuration of storage devices, overall control of information security, policies and procedures that address trading information security, control mechanisms for remote work, specialized monitoring and cyber threat services, vulnerability management, cyber incident response management and cybersecurity insurance coverage, among others.

Ecopetrol S.A. has a Security Operations Center (SOC) service, in order to enhance the ability to foresee and identify trends in attacks in Ecopetrol S.A.’s information technology infrastructure and to monitor our reputation on the internet. During 2021, we kept the capacities of the SOC up and running, expanding the scope of services to Operational Technology (OT) digital assets, conducting red team exercises and improving our monitoring coverage. While there were cyber-attacks during 2021, every event reported was controlled and there were no material effects on processes, equipment, products, services, relationships with customers or suppliers, competitive conditions or critical information. Ecopetrol S.A. does not have any current proceedings that relate to cyber breaches.

Furthermore, during 2021, the internal audit department conducted audits on cybersecurity processes following up on our prior enhancement plans. As a result of the aforementioned, an action plan was developed during 2021 with main objectives to strengthen identification of threats, access to management and improve certain technical components of our cybersecurity program. Ecopetrol S.A. has continuously updated its cybersecurity policies and response procedures for cyber incidents, which was tested in several wargame exercises that covered all business segments and their subsidiaries.

During 2021, in response to the requirements arising from the COVID-19 pandemic, Ecopetrol S.A. kept its cybersecurity risk profile and its cybersecurity strategy updated, by continuing to ensure connectivity for remote work and the alignment to the cloud migration for critical applications. Likewise, Ecopetrol S.A. continued to strengthen its capabilities to monitor and respond to malicious activities.

Ecopetrol S.A. uses the ONG-C2M2 (Oil & Gas - Cybersecurity Capability Maturity Model) as a framework to manage its cybersecurity maturity and to establish its Cybersecurity Program and its Cybersecurity Management System, implementing practices and capabilities those covers the following domains: Risk Management, Asset Change and Configuration Management, Identity and Access Management, Threat and Vulnerability Management, Situational Awareness, Information Sharing and Communications, Event and Incident Response - Continuity of Operations, Supply Chain and External Dependencies Management, Workforce Management and Cybersecurity Program Management.

Ecopetrol S.A. has also strengthened its cybersecurity capabilities in 2021 by incorporating “Zero Trust” foundational practices and a set of advanced protection controls for critical information in order to reduce the level of cyber risk in the business units. Increasing cultural awareness in terms of cyber security was another key initiative during 2021.

Finally, in order to keep strengthening our cybersecurity strategy for 2022 to 2024, a quantitative model for cyber risks was applied defining the following priority fronts to guide cybersecurity and cyberdefense actions in the coming years: operational technology (OT), critical data flows, supply chain, business continuity and technological obsolescence.

5.3.4.	Managing Financial Risk

We are exposed to certain risks associated with the nature of our operations and the financial instruments we use. Among the risks that affect our financial assets, liabilities and expected future cash flows are changes in commodity prices, currency exchange rates, interest rates and the credit quality of our counterparties.

Commodity price risk is associated with our day-to-day operations as we export and import crude oil, natural gas, and refined products. We occasionally use hedges to partially protect our financial results from price fluctuations taking into account that part of our financial exposure under purchase contracts for crude oil and refined products depends on international oil prices. We believe that the risk of such exposure is partially naturally hedged since we are an integrated group (with operations in the upstream, midstream, downstream, and electric power transmission and toll roads concessions segments) and either export crude oil at international market prices or sell refined products at prices that are correlated to international market prices. During 2021, Ecopetrol S.A. executed strategic and tactical hedging operations due to its exposure to pricing indices different from the commercialization benchmark and different pricing periods between the buying and the selling of physical barrels. We do not use derivative financial instruments for speculative or profit-generating purposes. A total of 1.6 million barrels were the subject of strategic hedges oriented to secure the value promise of Ecopetrol Permian. A total of 36.8 million barrels were the subject of tactical hedges oriented at mitigating risks associated with storage marketing strategies, anticipated purchases of raw materials, supply to refineries, international sales delivered at the destination port and maritime freights.

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

As of December 31, 2021, our U.S. dollar-denominated total debt principal was US$ 21.6 billion, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, a principal US$ 15.2 billion relate to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s subsidiaries have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

Taking previous considerations into account, we seek to identify and manage currency risk in a comprehensive manner, using an integrated analysis of natural hedges in order to benefit from the correlation between incomes or investments in a foreign operation and debt denominated in foreign currency. We adopted hedge accounting as part of our risk management strategy, using two types of natural hedges with its U.S. dollar denominated debt as a financial instrument: (i) cash flow hedge for exports of crude oil, and (ii) hedge of a net investment in a foreign operation. In addition, we may involve the use of financial derivative instruments, and non-derivative financial instruments. As a part of its risk management strategy, using the natural hedge between exports and dollar-denominated debt, on October 2015, US$ 5.4 billion of Ecopetrol S.A.’s debt in U.S. dollars was designated as hedge instrument of its future export sales for the period 2015 – 2023. In June 2016, Ecopetrol S.A. continued its hedge accounting strategy, using the natural hedge between some of its foreign investments and its dollar-denominated debt in an amount of US$ 5.2 billion. Likewise, during the second half of 2021 Ecopetrol S.A. hedged a new portion of the dollar-denominated debt against future revenues in an amount of US$ 3.7 billion and during 2021 Ecopetrol S.A. hedged US$ 4.9 billion with its foreign investments and future revenues.

As of December 31, 2021, the outstanding value of the natural accounting hedges was US$ 13.2 billion. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income. In addition, the Company entered into financial derivative instruments in order to mitigate the impact of exchange rate volatility on its financial statements by selling US dollars in order to fulfil Colombian peso denominated debt obligations.

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

Interest rate risk arises from our exposure to changes in interest rates mainly as a result of the issuances of floating rate debt linked to LIBOR, DTF, CPI, IBR, IPCA, CDI, TJLP, and TAB (with a participation of 11.9%, 0.6%, 5.1%, 0.8%, 3.2%, 2.2%, 0.3% and 0.1%, respectively, of the nominal debt balance as of December 31, 2021). Thus, volatility in interest rates may affect the fair value of and cash flows related to our investments and floating rate debt. In 2021, our analysis of credit risk events and global financial markets drove us to decide not to hedge interest rate risk. Nevertheless, our capital markets office continuously monitors the performance of interest rates and the effect of interest rates on our financial statements.

The trust funds linked to Ecopetrol S.A.’s pension obligations (PAP for its acronym in Spanish) are also exposed to changes in interest rates, as they include fixed- and floating-rate instruments that are mark to market. This exposure is continuously monitored by our treasury office given the potential impact volatility may have on our financial results. The treasury office’s information is gathered from reports provided by the asset managers. These reports refer to regulatory limits as well as market, credit and liquidity risks. The investment guidelines with respect to the PAPs are issued by the Colombian regulation for pension funds, as stipulated in the Decree 941 of 2002 and the Decree 1913 of 2018, where it is indicated that they have to follow the same regime as the regular obligatory pension funds in their moderate (i.e., neither conservative nor aggressive) portfolio. For further information regarding the trust funds linked to the pension obligations of the company, see Note 22.2 to our consolidated financial statements.

Regarding liquidity risk, Ecopetrol S.A. forecasts and monitors its cash position on a daily basis in order to review updated expectations for liquidity conditions and the capacity to attend short term obligations. This forecast mainly includes operational income and expenses, capital expenditures expectations, debt and dividend related cash-flows, and other financial cash movements. Additionally, on a monthly basis, management reviews cash evolution, availability and forecasts under different scenarios.

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

Hedging guidelines for Ecopetrol S.A. and its subsidiaries

Ecopetrol S.A.’s management established a set of guidelines for hedging strategies for Ecopetrol S.A. and its subsidiaries. These guidelines allow us to use financial instruments in order to mitigate the impacts in our financial statements as a result of the fluctuation of risk factors, such as commodity prices, exchange rate, interest rate and others.

These guidelines determine general principles governing hedging operations, corporate governance, the process for implementing operations which includes the identification of risk exposition as an integrated group, the identification and design of the financial structures, and execution and monitoring, among others.

The guidelines also include a list of allowable financial assets, such as forwards, futures, options, and swaps and describe the differences between strategic and tactical hedging, where the former focus on protecting our financial results from market volatility and the latter is mainly designed to hedge the market risk of specific trading in physical markets.

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

5.4.	Legal Proceedings and Related Matters

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

As of December 31, 2021, Ecopetrol S.A. was a party to 5,752 legal proceedings relating to civil, criminal, administrative, environmental, tax, constitutional, arbitration and labor claims, out of which 4,071 were filed against us in the Colombian courts and arbitration tribunals, of which 226 had an accrual provision. We allocate sufficient amounts of money and time to defend these claims. Historically, we have been successful in defending lawsuits filed against us. Other than the environmental administrative proceedings described in the last paragraph of this section, based on the advice of our legal advisors, it is reasonable to assume that the litigation procedures brought against us will not materially affect our financial position or solvency regardless of the outcome. See Note 23 to our consolidated financial statements included in this annual report for a discussion of our legal proceedings.

Caño Limón – Coveñas Crude Oil Pipeline Spill

On December 11, 2011, the Caño Limón - Coveñas oil pipeline ruptured and caused the spill of approximately 3,267 barrels of crude oil into the Iscala creek, which connects with the Pamplonita River that provides water to the city of Cúcuta. The incident did not cause any fatalities or injuries.

A class action lawsuit has been filed against Ecopetrol S.A. and against employees of the company, and the First Administrative Court has jurisdiction to conduct the case, which is in the evidentiary stage, pending a first instance judgment.

The Regional Environmental authority of Norte de Santander, or Corporación Autónoma Regional de la Frontera Nororiental (CORPONOR) has filed a lawsuit against Ecopetrol S.A. before the Administrative Court of Norte de Santander claiming for (i) the environmental loss caused by the incident and (ii) for compensation costs relating to the environment damage for approximately COP$

33 billion. Ecopetrol S.A.’s legal counsel filed a motion to dismiss the lawsuit on June 2, 2014, based on three grounds: (i) there is no proof of environmental loss, (ii) CORPONOR does not have the authority to file this lawsuit and (iii) CORPONOR’s petition for direct compensation is not the proper legal action according to the applicable procedural rules. In July 2020 the evidentiary stage closed, and we are awaiting a ruling in the first instance.

Ecopetrol S.A. and national and local authorities agreed to develop a project consisting of an alternative to the water supply intake of the aqueduct in Cúcuta, The Company’s Board of Directors in December 2011 approved the participation of Ecopetrol S.A. in the project as part of the support of its contingency plans and the relationship with its stakeholders. On November 10, 2017, an agreement was signed with the purpose of building the alternative water supply at a cost of approximately COP$ 385 billion. According to the agreement Ecopetrol S.A. will be in charge of the construction of the aforementioned infrastructure. As of the date of this annual report, the construction projects continue their progress.

BT Energy Challenger

On October 22, 2014, we were served with a class action suit against us seeking monetary damages of approximately COP$7.4 trillion related to an incident that occurred on August 21, 2014, during the loading operations of the BT Energy Challenger vessel. The claimants alleged possible damage to the port area of Ecopetrol S.A.’s terminal in Coveñas, as well as of marine and submarine areas and beaches that form the geographical area of the Morrosquillo Gulf. This allegation is currently under investigation by the Harbor Master of Coveñas. Ecopetrol S.A. filed a motion requesting the judge to require the claimants to amend their claim to more precisely set forth the facts and evidence that allegedly support Ecopetrol S.A.’s liability.

On March 3, 2015, Ecopetrol S.A. filed its statement of defense arguing the exclusive fault of a third party. On October 20, 2015, the Court denied a class action of more than 100 informal traders in the region because there is no common identity with the initial class (hotel employees). However, during 2016 the Sucre Administrative Court accepted another 1,208 informal traders and fishermen as claimants.

On March 10, 2017, a mandatory settlement hearing was held in order to seek an agreement, but it failed.

In January 2018, a judicial order was issued to commence the evidence production phase, a decision which was objected by the parties.

In September 2018, all the ordered statements were made, the evidentiary stage was finalized and the parties filed their final closing arguments.

As of the date of this annual report, the claims have decreased to COP$$7.3 trillion, as a result of the reconsideration of the amount initially requested and the inclusion of new claimants in the process.

As of the date of this annual report, a first instance judgment is pending.

Salgar-Cartago Multi-purpose Pipeline Spill

On December 23, 2011 our Salgar-Cartago pipeline ruptured. Internal and external experts believe this incident occurred as a result of creep movement of soil caused by severe weather conditions, causing the soil surrounding the pipeline to exert strong pressure on the pipeline and rupture it. As of the date of this annual report, there are three lawsuits related to this incident with possible damages of approximately COP$6.95 billion.

Class action of the AWA Indigenous Community

On April 2, 2018, a class action lawsuit was filed against Ecopetrol S.A. and Cenit by the Inda Guacaray and Inda Sabaleta reservations of the AWA Indigenous community who claim damages to their communities by environmental contamination and damage to natural resources that the defendants supposedly caused by act or omission during various environmental incidents. In August 2018 Ecopetrol S.A. answered the complaint. The parties are currently waiting for the evidentiary stage to start.

On November 14, 2020, the Administrative Court of Cundinamarca declared that an inadequate claim was filed by the AWA community, considering that the claims related to the reestablishment of measures specific to restitution, rehabilitation, satisfaction and guarantees of non-repetition, could not be sought through a class action.

The foregoing implies that Ecopetrol S.A., along with the National Agency for Legal Defense of the State (Agencia Nacional de Defensa Jurídica del Estado or ANDJE) and Cenit, need to recalculate the amount of the claims based on the decision of the Administrative Court of Cundinamarca.

Although the plaintiffs did not clearly determine the amount of their claims, Ecopetrol S.A. and the National Agency for Legal Defense of the State (Agencia Nacional de Defensa Jurídica del Estado or ANDJE) had initially estimated the amount to be approximately COP$358,201,371,800. However, based on the November 14, 2020 decision, Ecopetrol S.A., ANDJE and Cenit, need to recalculate the amount of the claims.

As of the date of this annual report, a compliance agreement hearing was still pending.

Foncoeco

On March 18, 2019, Ecopetrol S.A. received judicial notice of a lawsuit filed by workers and former workers alleging that between 1997 and 2017 the company allocated part of its profits for the wellbeing of their workers. The plaintiffs considered that they had the right to receive those profits up to COP $ 3,157,461,510,000. This lawsuit is similar the one that was ruled in favor of Ecopetrol S.A. in 2011.

The final arguments and sentencing hearing were held on March 2, 2022, in which a first instance ruling was issued in favor of Ecopetrol. The plaintiff’s attorney filed an appeal against the ruling.

Environmental Administrative Proceedings

As of December 2021, Ecopetrol S.A. S.A. was part of 195 environmental administrative proceedings, of which 184 were initiated before 2020 and 11 during 2021. It is not possible for us to determine whether the pending proceedings could have a material effect on Ecopetrol S.A. During 2021, 27 proceedings were concluded, in 3 of them we were subject to monetary fines through resolution 0290 of 2021, for the total amount of COP $3,863,918,267, resolution PS.GJ.1.2.6.21.2094 of 2021 for the total amount of COP $18,170,520 (amount equivalent to 20 legal minimum wages per month in the current period), resolution 2458 of 2021, for the aggregate amount of COP$57,237,138 (amount equivalent to 63 legal minimum wages per month in the current period); Furthermore, a non-monetary fine was imposed pursuant to resolution PS-GJ.1.2.6.21.0127 of 2021, imposing the closure of the facility (Apiay field bioremediation yard), with a reforestation of 26.5 hectares as compensation.

Reficar Investigations

Reficar is a wholly owned subsidiary of Ecopetrol. According to Colombian regulations, Ecopetrol and Reficar employees are considered public servants, and as such can be held liable for negligent use or management of public resources. In this context, given that Ecopetrol is majority owned by the Colombian Government and Reficar is a wholly owned subsidiary of Ecopetrol, Ecopetrol and Reficar administer public resources.

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
1.1

Because of the modifications of the schedule and budget related to Reficar’s expansion and modernization project (the “Project”), the Office of the Comptroller General initiated a special audit action of the Project in 2016 and delivered a final report to Reficar on December 5, 2016. The report detailed 36 findings most of which were related to increased costs compared to budget for services, labor and materials. As required, Reficar executed an action plan addressing the 36 findings. In relation to the 36 findings the Attorney General’s Office did not open a formal investigation and the term has already expired.

1.2

As a result of the findings described above, on March 10, 2017, the Office of the Comptroller General opened actions for financial responsibility (proceso de responsabilidad fiscal) against 36 individuals and the six companies involved in the Project, including former members of Ecopetrol S.A.’s Board of Directors, former members of Reficar’s Board of Directors, former employees of Ecopetrol S.A., and former employees of Reficar, as well as Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc.

These actions were initiated based on the Office of the Comptroller General’s theory that lower than expected profitability at Reficar could have been caused by (i) modifications to the schedule and, (ii) the increase of the budget for the Project.

On June 5, 2018, the Office of the Comptroller General split the initial proceeding in two different proceedings. The first one is related to the increase of the Project’s budget and the second one is related to the modifications in the Project’s schedule.

The Office of the Comptroller General also ordered the commencement of an investigation in relation to amounts executed in the Project and its source of funding. On August 24, 2021, the Comptroller’s Office filed the preliminary investigation.

Regarding the first proceeding, on June 5, 2018, the Office of the Comptroller General issued charges for violation of financial responsibility against (i) 15 individuals, which include former members of Reficar’s Board of Directors, a former employee of Ecopetrol, and former employees of Reficar, as well as against (ii) CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc, and the following insurance companies, Compañía Aseguradora de Fianzas S.A, Coaseguro Confianza S.A., Liberty Seguros S.A., CHUBB de Colombia Compañía de Seguros S.A., Seguros Colpatria S.A. and Mapfre Seguros Generales de Colombia S.A., as third parties with joint liability.

As for the other 21 individuals initially investigated in 2017, the Office of the Comptroller General closed the investigations.

On April 26, 2021, the Office of the Comptroller General issued a decision on the charges for violation of financial responsibility for an amount of COP 2.95 trillion in connection with the approval of the capital expenditure modifications to the Project. This decision was against 7 former members of Reficar’s Board of Directors, 5 former Reficar employees, 4 contractors that rendered their services during the execution of the Project and 4 insurance companies. Charges are related among others, with: (i) having approved additions to the Project’s capital expenditures, knowing that the value proposition and profitability of the investment would be affected; (ii) not having ensured the adequate application of the business group investment guidelines. See The Attorney General’s Office investigations below, which describes the Attorney General’s Office pronouncement on May 4, 2021.

Nonetheless, in the ruling there was no allegation related to acts of corruption, bribery or fraud. As of the date of this annual report, no current or former member of Ecopetrol’s Board of Directors has been charged or found guilty in the first proceeding related to the increase in the Project budget.

In the second proceeding, regarding the loss of profits, on February 3, 2022, the Intersectoral Delegate Comptroller’s Office closed the process in favor of the individuals that were under investigation.

On August 24, 2021, the Comptroller’s Office indicated a new financial responsibility proceeding pursuant to which eight former employees of the Cartagena Refinery (three former presidents and five former financial vice presidents, one of whom is Ecopetrol S.A.’s current CFO) are under investigation. The Office of the Comptroller General is reviewing the supporting documentation provided related to financial cost destination, among others. There currently is no allegation related to acts of corruption, bribery or fraud.

While the content and status of the proceedings remains confidential, Reficar and several of its employees have cooperated with and provided the information required by the Office of the Comptroller General in charge of leading the proceedings.

As of the date of this annual report, both Ecopetrol and Reficar have no liability under these proceedings.

From 2017 until 2021 the Office of the Comptroller General has performed special and financial audits in Reficar and has delivered final reports, in which it concluded that, in its opinion, Reficar’s financial statements from 2016 to 2020 do not reasonably represent the entity’s financial position as of the end of each year. This situation originates in the different interpretation, by Reficar and the Comptroller General, of the applicable accounting principles. Historically, Reficar’s external independent auditors have issued unqualified opinions on Reficar’s financial statements during and after the Project. As of the date of this annual report, such auditors have not informed Reficar that there has been any change to their opinions to the financial statements. As of the date of this annual report, to the best of Ecopetrol’s knowledge, the financial statements continue to fairly represent the financial and operational condition of the Company in all material aspects and its internal controls remain effective.

As of the date of this annual report, the current Boards of Directors of Ecopetrol and Reficar are not part of the Comptroller General proceedings.

2.	The Attorney General’s Office investigations:

Reficar has been officially informed that the Attorney General’s Office has initiated four investigations, only one of which is ongoing related to the Project.

Regarding one of these four investigations, on September 12, 2017, the Attorney General’s Office issued a list of charges against certain former members of Reficar’s Board of Directors, as well as certain former officers of Reficar. The charges were related to the failure to fulfill some of their duties as administrators and/or for acting “ultra vires” in the exercise of their functions against: (i) Javier Genaro Gutiérrez (Ecopetrol CEO, 2007-2015); (ii) Felipe Laverde (Reficar General Counsel, 2009-March 2017); (iii) Pedro Rosales (Ecopetrol Downstream Executive Vice President, 2008-2015); (iv) Diana Constanza Calixto (Ecopetrol Head of the Corporate Finance Unit, 2009-2014), (v) Orlando José Cabrales (Reficar CEO, 2009-2012) and (vi) Reyes Reinoso Yanes (Reficar CEO, 2012-2016). The Attorney General’s Office closed the case against the rest of the certain former members of Reficar’s Board of Directors and the rest of the certain former officers of Reficar.

On January 17, 2020, the Attorney General’s Office issued its judgment against Reyes Reinoso Yanes for acting “ultra vires” in the exercise of his functions promoting a special billing procedure without the due diligence required to protect Reficar’s resources. As for the other four individuals initially investigated, they were acquitted of the charges. Mr. Reinoso submitted an appeal against the decision.

On June 29, 2021, the appeal against the first instance ruling was resolved, declaring the disciplinary action in favor of Reyes Reinoso and the other individuals that were under investigation. With this ruling, the process was formally closed.

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

On May 4, 2021 the Attorney General’s Office filed the proceeding related to the increase of the budget of the Project, against former members of the Board of Directors and former employees of Ecopetrol considering, amongst others, whether or not: (i) the capital expenditure modifications that were approved during the execution of the Project were necessary and that the public servants who approved them acted in accordance with their duties, (ii) the costs and schedule presented to Reficar by CB&I were wrong, and (iii) if the capital expenditure modifications had not been approved, the mega-project could not have been completed. As of the date of this annual report, there have been no allegations related to acts of corruption, bribery or fraud.

As of the date of this annual report, no member of Ecopetrol’s current management team, nor the current Boards of Directors of Ecopetrol or Reficar are subject to Attorney General’s Office processes.

3.	The Prosecutor’s Office investigations:

The Prosecutor’s Office has been conducting the following legal proceedings in which Ecopetrol S.A. has been recognized as a victim:

3.1

Between July 25 and August 2, 2017, the Prosecutor’s Office indicted the following individuals with charges, the majority of which are related to offenses against the public administration and illegal interest in the execution of agreements: (i) Orlando José Cabrales Martínez (Reficar CEO, 2009-2012); (ii) Reyes Reinoso Yanes (Reficar CEO, 2012-2016); (iii) Felipe Laverde Concha (Reficar General Counsel, 2009-March 2017); (iv) Pedro Alfonso Rosales Navarro (Ecopetrol S.A. Downstream Executive Vice President, 2008-2015); (v) Masoud Deidehban (CBI Executive Project Director); (vi) Phillip Asherman (CBI CEO) and (vii) Carlos Lloreda (Reficar’s statutory auditor from 2013-2015). The arraignment hearing began on May 30, 2018 and concluded on August 22, 2019.

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

As of the date of this annual report, the preparatory hearing for the oral trial is still ongoing. No member of the current management team of Ecopetrol, nor the current Boards of Directors of Ecopetrol or Reficar are part of the process.

3.2

On October 22 and 23, 2018, the Prosecutor’s Office indicted the following individuals with charges related to improper management and obtaining false public documents: Javier Genaro Gutiérrez Pemberthy (Ecopetrol S.A. CEO, 2007-2015), Reyes Reinoso Yánez (Reficar CEO, 2012-2016), Pedro Alfonso Rosales Navarro (Ecopetrol S.A. Downstream Executive Vice President, 2008-2015), and Diana Constanza Calixto Hernández (Ecopetrol S.A. Head of the Corporate Finance Unit, 2009-2014). The arraignment hearing took place on August 5, 2019.

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

As of the date of this annual report, the preparatory hearing for the oral trial is still ongoing. No member of the current management team of Ecopetrol, nor the current Boards of Directors of Ecopetrol or Reficar are part of the process.

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

On October 13, 2021, the preparatory hearing ended, and the oral arguments began on February 7, 2022. As of the date of this annual report, the oral arguments are still ongoing.

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

In January 2020, McDermott International Inc., CB&I’s parent company, filed for bankruptcy and announced that it would initiate a reorganization plan pursuant to Chapter 11 of the United States Bankruptcy Law. In response to this situation, Reficar has implemented actions to protect its interests and is being advised by a group of experts with whom it will continue to analyze other available measures under these new circumstances.

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

In respect of the arbitration involving Reficar, the confirmation order provides that the proper forum for adjudication of the merits of the arbitration is an International Tribunal under the arbitration rules of the International Chamber of Commerce, the arbitration claims will not be subject to estimation in the Bankruptcy Court, and the stay will not be violated if the parties discuss logistical items with the International Chamber of Commerce tribunal or each other. The order reserves all rights and arguments of the parties related to the arbitration schedule, hearing location, and arbitration logistics and recognizes that, without waiving any arguments, including but not limited to the Debtors’ objections to alternative hearing locations and long gap(s) between hearing dates. On June 30, 2020, McDermott International Inc. notified the relevant parties of the occurrence of the effective date of the plan of reorganization, and thus the stay on the arbitration was lifted on July 1, 2020.

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

Between May 17, 2021, and June 16, 2021, the first two blocks of the merits hearing took place. On June 16, 2021, the Tribunal ordered the parties to submit two post-hearing briefs, the first one on October 15, 2021, and the second one on November 5, 2021. Additionally, the Tribunal scheduled the hearing for the parties to present their closing arguments on November 18 and 19, 2021.

The post-hearing briefs were submitted on October 22, 2021, and November 10, 2021, respectively and on November 18, 2021, the parties presented their closing arguments.

Later, on December 20, 2021, Reficar filed its Statement on Costs, and on February 11, 2022, CB&I filed its Statement on Costs.

Until the Tribunal renders its final decision (which is still pending as of the date of this annual report), the outcome of this arbitration is unknown.

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

Until June 24, 2020, when the Superintendence of Companies of Colombia gave the order to start the Bioenergy’s liquidation proceeding, Bioenergy S.A.S. completed activities as scheduled in the remediation plan according to the June 30, 2020 deadline. Any pending activities related to the aforementioned remediation plan, are in charge of the liquidator appointed by the Superintendence of Companies of Colombia in Bioenergy’s liquidation proceeding.

During 2021, such judicial liquidation proceeding continued under surveillance and instruction of the Superintendence of Companies of Colombia, in compliance of the applicable law. On December 15, 2021, the adjudication hearing for both companies (Bioenergy SAS and Bioenergy Zona Franca SAS) was started by Superintendence of Companies of Colombia, continued on March 4, 2022, and was completed on March 9, 2022 with the approval of (i) the Adjudication Agreement of Bioenergy SAS; and (ii) the Reorganization Agreement of Bioenergy Zona Franca SAS respectively.

On December 16, 2021, a reorganization agreement of Bioenergy Zona Franca SAS was filed in the Superintendence of Companies of Colombia, with favorable vote of 75% of the creditors, to be authorized by such Superintendence. On January 24, 2022, Superintendence of Companies of Colombia authorized the continuity of the activities and corporate purpose of Bioenergy Zona Franca SAS until April 2022.

After the fulfillment of the agreement for the administrative liquidation of Bioenergy and the agreement regarding Bioenergy Zona Franca, neither Ecopetrol S.A. nor any of its affiliates will be considered shareholders of the aforementioned companies. Therefore, legal contingencies associated to those companies are now limited.

Interconexión Eléctrica S.A.

On July 21, 2021, Ecopetrol S.A. was served as defendant within a public action (acción popular). The acción popular was filed before the First Section of the Administrative Court of Cundinamarca (the “Cundinamarca Court”) by Fundación Defensa de la Información Legal y Oportunidad – Dilo Colombia (“Fundación Dilo”) This action invokes three collective rights (public funds, antitrust and public ethical behavior) and demands their protection. According to the law, the courts have a wide range of options to protect such rights, provided it determines they were violated. The complaint sought, among other things, to prevent the MHCP from selling its ownership stake in ISA to Ecopetrol S.A. unless a competitive bid was undertaken. Accordingly, Fundación Dilo as plaintiff requested preliminary injunctive relief to suspend all actions aimed to close the Acquisition. On July 28, 2021, Ecopetrol S.A. filed a statement in opposition to the request for preliminary injunctive relief and, on August 6, 2021, formally filed its response to the acción popular. In its responses, Ecopetrol S.A. opposed the injunctive relief and the acción popular on the grounds that the claim has no legal basis. In its statement, Ecopetrol S.A. presented the technical, financial, and legal arguments that show that Fundación Dilo did not comply with the legal requirements for said preliminary injunctive relief measure to be granted. In addition, Ecopetrol S.A. argued that the potential sale of the Nation’s ownership in ISA does not contravene the Colombian legal regime. Furthermore, the consummation of the Acquisition is expected to generate benefits to both the Nation and Ecopetrol S.A., and does not threaten or contravene any of the collective rights invoked by the claimant. The MHCP also filed a similar response. On September 13, 2021, the Cundinamarca Court rejected the plaintiff’s request for interim relief and scheduled a settlement hearing, which took place on September 28, 2021. The parties did not reach an agreement at the settlement hearing. On February 3, 2022, the Cundinamarca Court issued a first instance ruling, rejecting all claims. According to the information available as of the date of this annual report, the plaintiff has not filed an appeal.

Similarly, on January 28, 2022, the Administrative Court of Antioquia (“Antioquia Court”) admitted a new public action (acción popular) filed by Jaime Aristizábal Tobón, acting as president of the National Union of Electric Interconnection Workers S.A. (SINTRAISA, for its Spanish acronym), Samuel Guillermo Roldán Escobar as president and legal representative of the Energy Industry Workers Union (SINTRAE, for its Spanish acronym), and Gonzalo Álvarez Henao, as representative of the Civic Movement of Medellín and the Metropolitan Area, against Ecopetrol S.A. and the MHCP. The plaintiffs consider that, with the transfer of ISA’s shares to Ecopetrol, the defendants violated the collective rights to administrative morality and public property.

Faced with an order admitting the lawsuit, Ecopetrol filed an appeal, which as of the date of this annual report has not been resolved. Nevertheless, on February 17, 2022, Antioquia Court declared all actions under this process void and rejected the lawsuit. According to the Antioquia Court, the decision in the popular action process brought on by Fundacion Dilo had a res judicata effect. According to the information available as of the date of this annual report, the plaintiff has not filed an appeal.

If there is an order to unwind the Acquisition while Ecopetrol S.A. is the owner of the ISA shares acquired from the MHCP, a court may order Ecopetrol S.A. to return the ISA shares to the MHCP and the MHCP would have to reimburse Ecopetrol S.A. the purchase price paid for such shares. Such reimbursement may be subject to delays and the MHCP may not have the ability to reimburse such purchase price. In the Inter-Administrative Share Purchase Agreement, the MHCP and Ecopetrol S.A. agreed to a damages cap equivalent to the purchase price of the Acquisition.

6.	Shareholder Information
6.1.	Shareholders’ General Assembly

Our Shareholders’ General Assembly was held on March 30, 2022 and the following matters were approved, among others:

●	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP$ 243 and an extraordinary dividend per share of COP$ 37, for a total dividend of COP$ 280 per share, is as follows: a payment of 100% of the dividend to minority shareholders to be made on April 21, 2022 and the payment to the majority shareholder, to be made during the course of the 2022 fiscal year but in any event no later than September 30, 2022, following the recommendations from CONPES (Consejo Nacional de Política Económica y Social).
●	The establishment of an ocassional reserve of COP$ 8.9 trillion in order to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
●	The legal assistance program for members of the Board of Directors of Ecopetrol S.A.
●	Amendment of our bylaws. For further information please see section Corporate Governance—Bylaws.
6.2.	Dividend Policy

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

On March 30, 2022, our shareholders at the ordinary General Shareholders’ Assembly approved an ordinary dividend of 59.8% of our net income for the fiscal year ended December 31, 2021 amounting to COP$ 9,991,356 million, or COP$ 243 per share, and an extraordinary dividend of 9.1% of our net income for the abovementioned fiscal year, amounting to COP$ 1,521,317 million, or COP$ 37 per share; both based on the number of outstanding shares as of December 31, 2021. The payment will be made on April 21, 2022 to our minority shareholders and no later than September 30, 2022 to the majority shareholder.

On March 26, 2021, our shareholders at the ordinary General Shareholders’ Assembly approved an ordinary dividend of 41.41% of our net income for the fiscal year ended December 31, 2020 amounting to COP$698,984 million, or COP$17 per share, based on the number of outstanding shares as of December 31, 2020. The payment date was made on April 22, 2021 to 100% of our shareholders.

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

6.3.	Market and Market Prices

Registration and Transfer of Shares

Under Colombian law, transfers of shares must be registered on the issuer’s stock ledger. Only those holders registered on the stock ledger are considered by law as shareholders. Ecopetrol S.A.’s shares are in electronic form, other than those shares held by the Nation, which are in physical form.

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

Under Colombian legislation, if a transfer of shares has a value equivalent to or higher than 66,000 UVR (the UVR was COP$ 288.6191 as of December 31, 2021) it must be made through the BVC if the shares are registered with the BVC. Otherwise, shareholders can freely negotiate a transfer of shares.

Nevertheless, pursuant to Decree 2555 of 2010 Article 6.15.1.1.2 the following transfers are not required to be performed through the BVC:

●	Transfers between shareholders who are considered to be the same beneficial owner;
●	Transfer of shares owned by financial institutions, under supervision of the Superintendence of Finance, that are in a liquidation process;
●	Repurchases of shares by the issuer;
●	Property delivered in lieu of payment, or payment of money or other valuable property, different than the amount owed or demanded, in exchange for the payment of the debt;
●	Transfer of shares made by the Nation or the Financial Institutions Warranty Fund (Fondo de Garantías de Instituciones Financieras) or FOGAFIN;
●	Transfer of shares issued abroad by Colombian companies, provided they take place outside Colombia;

●	Transfer of shares issued by foreign companies, offered through a public offering in Colombia, provided that they take place outside Colombia;
●	Transfers made by the Central Counterparty Risk Chamber, in accordance with the provisions of paragraph 2 of Article 2.13.1.1.1. of this Decree; and
●	Any other transaction specifically authorized by the Superintendence of Finance to take place outside the BVC.

For the purposes described above, multiple transfer transactions made within one hundred twenty (120) calendar days, between the same parties on shares of the same issuer and under similar conditions, are considered a single transfer.

6.4.	Description of Ecopetrol Registered Debt Securities

Ecopetrol S.A. has issued the following classes of registered notes under an indenture (the Indenture), dated as of July 23, 2009, and amended as of June 26, 2015, between the Company and the Bank of New York Mellon, as trustee:

5.875% Notes due 2023

4.125% Notes due 2025

5.375% Notes due 2026

6.875% Notes due 2030

4.625% Notes due 2031

7.375% Notes due 2043

5.875% Notes due 2045

5.875% Bonds due 2051

Please refer to Exhibits 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18 and 4.19 to this Annual Report for the information relating to these debt securities required by Item 12.A of Form 20-F.

6.5.	Description of Ecopetrol ADRs

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

The following additional charges may be incurred by holders of ADRs, by any party depositing or withdrawing common shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the Deposited Securities or a distribution of ADSs), whichever is applicable:

●	A fee of US$0.05 or less per ADS for any cash distribution made pursuant to the Deposit Agreement;

●	A fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were common shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the Depositary to those holders of ADRs entitled thereto;
●	An aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the Depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the Depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);
●	A fee for the reimbursement of such fees, charges and expenses as are incurred by the Depositary and/or any of the Depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders of ADRs in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of our common shares or other Deposited Securities, the sale of securities (including, without limitation, Deposited Securities) and the delivery of Deposited Securities or otherwise in connection with the Depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against registered holders of ADRs as of the record date or dates set by the Depositary and shall be payable at the sole discretion of the Depositary by billing such holders of ADRs or by deducting such charge from one or more cash dividends or other cash distributions);
●	Stock transfer or other taxes and other governmental charges;
●	SWIFT, cable, telex and facsimile transmission and delivery charges incurred at the request of a holder of ADRs;
●	Transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities; and
●	In connection with the conversion of foreign currency into U.S. dollars, the Depositary shall deduct out of such foreign currency the fees, expenses and other charges charged by it or the Depositary’s agent (which may be a division, branch or affiliate) so appointed in connection with such conversion. The Depositary and/or the Depositary’s agent may act as principal for such conversion of foreign currency. Such charges may at any time and from time to time be changed by agreement between us and the Depositary.
●	We will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the custodian) pursuant to agreements from time to time between us and the Depositary. The fees described above may be amended from time to time.

Fees and Other Direct and Indirect Payments Made by the Depositary to Us

Our Depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. In 2019, reimbursements were made in the amount of approximately US$2,458,847. In 2020, reimbursements were made in the amount of approximately US$ 2,020,472. In 2021, reimbursements were made in the amount of approximately US$ 1,411,363.

Other

Please refer to Exhibit 2.1 to this annual report for the remaining information relating to our American Depository Shares required by Item 12.D of Form 20-F.

6.6.	Taxation
6.6.1.	Colombian Tax Considerations

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

From fiscal year 2022 onwards, a withholding tax on dividends paid applies as follows:

(i)	Dividends paid to non-resident shareholders: (i) a 10% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); or (ii) 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional 10% dividend tax after applying the initial 35% withholding tax rate (i.e., 41.5% in 2022).
(ii)	For Colombian individuals: dividend income in excess of 300 UVT are taxed at a 10% rate, , in respect of profits taxed at the corporate level; and 31% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional 10% dividend tax after applying the initial 35% withholding tax rate.

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
(iii)	He/she is a Colombian national and:
●	Has a spouse or permanent companion, or dependent children, who are tax residents in Colombia, or
●	50% or more of his or her total income is Colombian source income, or
●	50% or more of his or her assets are managed in Colombia, or
●	50% or more of his or her assets are deemed to be located or possessed in Colombia, or
●	Has failed to provide proof of residency in another country (different from Colombia) upon previous official request by the Colombian tax office, or
●	He/she has a tax residency in a country considered by the Colombian government to be a low tax jurisdiction or a tax haven.

Law 1739 of 2014 clarifies that Colombian nationals who meet any of the following requirements will not be deemed as tax residents:

(i)	If more than 50% of his or her annual income has its source in the jurisdiction where he or she is domiciled and whose country of domicile is not Colombia.
(ii)	If more than 50% of his/her assets are located in the jurisdiction where he or she is domiciled and whose country of domicile is not Colombia.

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

To avoid double taxation, dividends paid by Colombian entities are not subject to income tax at the shareholder level when they are paid out of corporate profits that have been previously taxed at the corporate level. For fiscal years 2017 and 2018, a withholding tax on dividends was triggered for dividends paid to non-resident shareholders. Withholding tax rates on dividends were as follows: (i) a 5% dividend tax for dividends distributed out of profits already taxed at the company’s level; (ii) 35% withholding tax rate for dividends distributed out of profits that were not taxed at the company’s level, plus a 10% dividend tax rate after having applied and deducted the initial 35% withholding. Note that dividends paid to non-resident shareholders out of profits taxed at the corporate level until December 31, 2016, are not subject to the aforementioned 10% dividend tax or any other income tax. As of 2021, the withholding tax rates applicable to dividends paid to resident companies and non-resident shareholders (companies and individuals) are: i) a 7,5% or 10% tax on dividends, as applicable, distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); and (ii) 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional 7.5% or 10%, as applicable, dividend tax after applying the initial 35% withholding tax rate.

Further to the above, non-resident entities or non-resident individuals whose investment qualifies as portfolio investments (i.e., investing through a Foreign Funds Administration Account - FFAA) will be taxed upon distribution by means of a withholding tax mechanism. In this case, pursuant to Article 18-1 of the Colombian Tax Code, the applicable withholding tax rate on taxable dividends is 25%, assuming that the dividends cannot be attributed to a permanent establishment in Colombia belonging to the shareholder and were not subject to taxation at the corporate level. The abovementioned 10% dividend tax applies on the balance of dividends to be distributed to the shareholder investing through an FFAA, or on the gross amount in such cases the dividend is paid out of profits that were subject to taxation at the corporate level. These foreign shareholders subject to this withholding tax are not required to file an income tax return in Colombia.

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

Tax Treatment in Colombia of a Non-Colombian Entity and a Non-Resident Individual of Colombia Who Purchases Ecopetrol’s Shares in Colombia’s Securities Market.

Dividends

As a general rule, dividends paid to foreign companies, foreign entities, or to non-resident individuals in Colombia, who are investing in Colombian shares directly or through a FFAA, are treated as national-source income; thus, they are subject to Colombian income tax.

The dividend tax regime was modified and, as of 2022, is as follows:

(i)	Dividends paid to non-resident shareholders: (i) a 10% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to nonresident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); or (ii) 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional 10% dividend tax after applying the initial 35% withholding tax rate (i.e., 41.5% in 2022).

(ii)	Dividends paid to Colombian companies: (i) a 7.5% dividend tax on dividends distributed from taxed profits, or (ii) a 35% withholding tax on dividends distributed from non-taxed profits, plus an additional 7.5% dividend tax on the balance of the dividend amount after the initial 35% withholding.
(iii)	For Colombian resident individuals: dividend income in excess of 300 UVT is taxed at a rate of 10%, for fiscal years 2021 onwards in respect of profits taxed at the corporate level; and 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional 10% dividend tax after applying the initial 35% withholding tax rate.

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

If the abovementioned requirements are not met, the capital gain obtained in the sale of shares is subject to income tax or capital gains tax, under the following rules:

(i)	The gain or loss arising therefrom will be the difference between the sale price and the tax basis of the shares. As a general rule, the tax basis of shares is equal to the price paid for such shares (i.e., cost of acquisition).
(ii)	The applicable tax rate and the withholding tax rate have to be determined on a case-by-case basis. Generally, if the shares have been owned for at least two years and qualify as fixed assets (i.e., they are not sold within their ordinary course of business), the profits from the sale will qualify as capital gains taxable at 10%; otherwise, profits will qualify as ordinary income, subject to a 33% income tax for fiscal year 2021 (2022 onwards – 35%).

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

Taxation on Capital Gains for the Sale of Shares

If the holder of the Colombian shares is a non-resident entity, a Colombian individual who is not a resident in Colombia or a foreign non-resident individual, and such holder decides to exchange such common shares for ADSs, it is arguable that such transaction should not generate a capital gain subject to income tax in Colombia. However, different interpretations may be adopted by the Colombian tax authorities on this matter. For instance, assuming that the exchange of securities is treated as a sale of Ecopetrol S.A.’s shares, the seller would be subject to the tax treatment described above in connection with the taxation of capital gains for the sale of shares. Absent any specific rules or regulations addressing this specific situation, a case-by-case analysis would be necessary.

6.6.2.	U.S. Federal Income Tax Consequences

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

If you are a non-corporate U.S. Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you meet certain holding requirements. Dividends paid on the ADSs will be treated as qualified dividend income if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States, as long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2021 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2022 taxable year. However, this conclusion is a factual determination that is made annually and thus may be subject to change. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or common shares and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to treat dividends as qualified for tax reporting purposes. Because such procedures have not yet been issued, it is not clear whether we will be able to comply with them. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

6.7.	Exchange Controls and Limitations

The compliance of certain foreign exchange transactions with foreign exchange control restrictions including international investments and some transactions between Colombian residents and non-Colombian residents must be conducted through the foreign exchange market. In Colombia, the foreign investment is a transaction subject to foreign exchange control restrictions, and the acquisition of ADRs by non-residents are considered a type of portfolio investment. Therefore, any foreign currency income or expense under the ADRs must be transferred through the appropriate methods of the foreign exchange market, which means using an intermediary of the foreign exchange market or a bank account opened abroad of Colombia and registered as compensation account before the Colombian Central Bank.

Transactions conducted through intermediaries of the foreign exchange market are made at market rates freely negotiated with authorized intermediaries (local banks, financial corporations, administrators and others) or using a bank accounts opened abroad and registered as compensation account (in this case, without effective conversion of the currencies into Colombian Pesos. Since September 25, 1999, the Colombian foreign exchange regime is structured under the system of free flotation of the exchange rate, whereby market forces determine the level of exchange rate from time to time.

Foreign portfolio investments must be made through authorized foreign exchange investment management companies, that will act as the administrator. Only brokerage firms, trust companies and investment management companies, subject to the inspection and supervision of the Superintendence of Finance, are allowed to act in the local Colombian stock market on behalf of foreign investors. Such brokerage firms, trust companies and investment management companies also act as the foreign investors’ local representatives for tax, foreign exchange purposes, remittance of information and any other purposed defined by the supervisory entity.

Colombian law provides that the Colombian Central Bank may regulate the foreign exchange regime at its own discretion at any time (i.e., it is allowed to temporarily limit the remittance of dividends from abroad whenever the international reserves of the Colombian Central Bank fall below an amount equal to three months of imports or those reserves are at the highest allowable level). Additionally, from time to time, the Colombian government introduces amendments to the International Investment Statute. Hence, we cannot assure you that the Colombian Central Bank will not intervene in the future imposing restrictions to the free convertibility system currently applicable in Colombia. See section Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Environment.

Registration of Foreign Investment Represented in Underlying Shares

Colombia’s International Investment Statute and the regulations issued by the Colombian Central Bank, which have been amended from time to time through decrees and regulations, govern the manner in which non-Colombian resident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the International Investment Statute and Colombian Central Bank regulations establish the liability of registration of foreign investment transactions with the Colombian Central Bank and specify procedures to authorize and administer such foreign investment transactions. Additionally, pertinent information related to foreign investment transactions must be updated on a regular basis (on a monthly basis by the administrator).

Under the International Investment Statute and Colombian Central Bank regulations, the failure of a foreign investor to report or register with the Colombian Central Bank foreign exchange transactions relating to investments in Colombia on a timely basis may (i) prevent the investor from obtaining remittance rights, (ii) constitute an exchange control infraction and (iii) result in economic fines.

Notwithstanding the regulations described above, foreign investors who acquire ADRs are not required to directly register this investment with Colombian authorities as such registration is made in the name of the ADR program administrator. Holders of ADRs will benefit from the registration to be obtained by the local custodian for our common shares underlying the ADRs in Colombia. Such registration allows the custodian to convert dividends and other distributions with respect to the common shares into foreign currency and remit the proceeds abroad. If investors in ADRs choose to surrender their ADRs and withdraw common shares, they must retain an administrator, who will act as a local representative for the investments and register their investments in common shares as a portfolio investment through said local representative. The local representative is the brokerage firm, trust company or investment management company that acts on behalf of the holders of the ADRs in Colombia, and the request for registration is made by them.

Colombian residents who acquire ADRs and either receive profits from this investment, surrender their ADRs or liquidate their investment in ADRs, are considered as a type of financial investment and/or in assets located abroad by resident in Colombian and in that case, may be registered with the Colombian Central Bank depending on whether the payment was performed using the foreign exchange market.

In case of obtaining its own foreign investment registration, an investor who surrenders its ADRs and sells common shares may incur expenses and/or suffer delays in the application process. Investors would only be allowed to transfer dividends abroad or transfer funds received as distributions relating to our common shares after their foreign investment registration procedure with the Colombian Central Bank has been completed. In addition, the Depositary’s foreign investment registration may also be adversely affected by future legislative changes, but its rights to transfer dividends abroad or profits arising from distributions relating to our common shares must be maintained according to Colombian law and foreign investment treaties entered into by Colombia in force at the time of the registration of the investment, except when Colombia’s international reserves fall below an amount equivalent to three months’ worth of imports. Prospective purchasers of common shares or ADSs should consult their own foreign exchange advisors.

6.8.	Exchange Rates

On April 18, 2022, the Representative Market Exchange Rate was COP$ 3,737.32 per US$1.00. The Federal Reserve Bank of New York does not report a noon-buying rate for Colombian Pesos. The Superintendence of Finance calculates the Representative Market Exchange Rate based on the weighted averages of the buy and sell foreign exchange rates quoted daily by foreign exchange rate market intermediaries including financial institutions for the purchase and sale of U.S. dollars. The Superintendence of Finance also calculates the Representative Market Exchange Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian Pesos.

6.9.	Major Shareholders

The following table sets forth the names of our major shareholders, and the number of shares and the percentage of outstanding shares owned by them on March 31, 2022:

Table 68 – Major Shareholders

	As of March 31, 2022
Shareholders	Number of shares	% Ownership
Nation(1) – Ministry of Finance and Public Credit	36,384,788,417	88.49
Public float	4,731,906,273	11.51
Total	41,116,694,690	100.00
(1)	Includes 1,600 shares owned by other state entities.

All our common shares have identical voting rights.

As of February 17, 2022, the registration date of our annual general shareholders’ meeting, 1.08% or 447,393,500 of our common shares were held of record in the form of American Depository Shares, we had 34 registered holders, and 11,759 beneficiaries of common shares, or ADSs representing common shares, in the United States.

Changes in the Capital of the Company

There are no conditions in our bylaws governing changes in our capital stock that are more stringent than those required under Colombian law, with the exception that the Nation must hold a minimum of 80% in any stock issuance undertaken under Law 1118 of 2006.

On August 27, 2021, our Board of Directors approved the framework for the Third Round of the Program for the Issuance and Placement of Common Stock (the “Program”), in accordance with Law No. 1118 of 2006 (“Law 1118”). As provided by Law 1118, to the extent any potential public offerings of common shares are carried out under the Program, the Nation will at all times continue to maintain at least 80% of the common equity interest of Ecopetrol S.A. The Program contemplates a 5-year term during which we may carry out one or more public offerings of common shares for the specific purposes set forth therein. On October 13, 2021, the SFC approved the Program. Any offerings to be undertaken pursuant to the Program remain subject to approval by the SFC and any such approvals, if and when granted, do not imply any commitment or obligation on Ecopetrol S.A. to issue common shares.

6.10.	Enforcement of Civil Liabilities

We are a Colombian company. Most of our Directors and executive officers and some of the experts named in this annual report reside outside the United States. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for you to affect service of process within the United States upon us or these persons who are residents in Colombia or to enforce against us or these persons who are residents in Colombia judgments in U.S. courts obtained in such courts predicated upon the civil liability provisions of the U.S. federal securities laws. Colombian courts will enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known under Colombian Law as “exequatur.” The Colombian Supreme Court will enforce a foreign judgment, without reconsideration of the merits only if the judgment satisfies the requirements set forth in Articles 605 through 607 of Law 1564 of 2012 (Código General del Proceso) which entered into force on January 1, 2016, pursuant to Acuerdo No. PSAA15-10392, of October 1, 2015, issued by the Colombian Superior Council of the Judiciary (Consejo Superior de la Judicatura), as follows:

●	A treaty exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty, there is reciprocity in the recognition of foreign judgments between the courts of the relevant jurisdiction and the courts of Colombia;
●	The foreign judgment does not relate to “in rem rights” vested in assets located in Colombia at the time the lawsuit was filed;
●	The foreign judgment does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;
●	The foreign judgment, in accordance with the laws of the country where it was rendered, is final and is not subject to appeal;
●	A duly legalized copy of the judgment (together with an official translation into Spanish if the judgment is issued in a foreign language) has been presented to the Supreme Court of Colombia;
●	The foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;
●	No proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;
●	In the proceeding commenced in the foreign court that issued the judgment, the defendant was served in accordance with the laws of such jurisdiction and in a manner reasonably designated to give the defendant an opportunity to defend against the action; and
●	The legal requirements pertaining to the exequatur proceedings have been observed.

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

Proceedings for enforcement of a money judgment by attachment or execution against any assets or property located in Colombia are within the exclusive jurisdiction of Colombian courts, and such proceedings are conducted in Spanish. All parties affected by a foreign judgment in exequatur proceedings must be summoned to the exequatur proceedings in accordance with the rules that apply to the Colombian courts. In the course of such proceedings, both the plaintiff and the defendant are afforded the opportunity to request that evidence to be produced in connection with the requirements listed above. In addition, before the judgment is rendered, each party may file final allegations in support of such party’s position regarding the abovementioned requirements.

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

Since 2004, Ecopetrol S.A. has voluntarily adopted transparency, governance and control practices to facilitate corporate governance in order to generate confidence among stakeholders and ensure the sustainability of its business. The corporate governance practices at Ecopetrol S.A. aim to:

●	Promote and guarantee all stakeholders transparency, objectivity and competitiveness;
●	Add value to the company and attract investors;
●	Protect shareholders, investors and stakeholders’ rights;
●	Encourage financial markets confidence; and
●	Accomplish the highest corporate governance standards.

Ecopetrol as corporate governance benchmark

In recent years, Ecopetrol’s commitment to the implementation of best corporate governance standards has been recognized by certain independent third parties.

In 2021, the ALAS20 Sustainable Leaders Agenda, an initiative sponsored by a Chilean think tank that encourages companies and investors to incorporate ESG criteria into their processes, ranked Ecopetrol among the top 3 Colombian companies in the following categories: Corporate Governance (second place), Sustainability (third place), and Investor Relations (third place).

Similarly, S&P Global Rating, the leading credit rating agency, conducted an analysis on Ecopetrol’s ESG areas, based on public information for 2020 and 2021, as well as based on interviews with some of Ecopetrol’s business leaders. According to S&P’s analysis, in terms of Corporate Governance, Ecopetrol’s Board of Directors and management have vast experience and awareness of ESG issues, which is considered above average for the Colombian and regional Oil & Gas industry peers according to S&P. S&P also considers that Ecopetrol’s corporate governance is robust in terms of structure, control, transparency and reporting and that its governance structure is efficient in managing sustainability risks with solid governing bodies and the implementation of variable remuneration schemes associated with ESG targets for senior management and certain other key employees, as described below.

Corporate Governance System

Corporate governance is the system of rules and practices that govern the decision-making process and delegation of authority between the governing bodies of the Ecopetrol Group, as well as the relationships between the companies that comprise it. Corporate Governance in Ecopetrol is more than a key element for organizational management—it is a strategy enabler that our stakeholders value and monitor continuously, as it generates trust, sustainable results over time and results in long-term value relationships.

Our model is structured based on the law, international standards, good practices that enable and support the execution of the strategy of the Ecopetrol Group. Our corporate governance provides safeguards for adequate decision-making of the governing bodies of the Ecopetrol Group in terms of agility, clarity and consistency, as well as the promotion of the realization of synergies between Ecopetrol S.A. and the Ecopetrol Group companies.

To leverage the business strategy, Ecopetrol has a Corporate Governance System that aims to provide a consistent, sustainable and objective framework for action to safeguard Ecopetrol’s governance as well as generate synchrony and articulation with the companies of the Ecopetrol Group. The main elements of this system are:

(i)	Boards of Directors: Ecopetrol and Subsidiaries
a.	Promote best management practices in the Boards of Ecopetrol and in the other Ecopetrol Group’s companies.
b.	Ensure alignment of the strategy under the Ecopetrol Group’s management by segments.
(ii)	Senior Management Committees
a.	Establish the structure of the Senior Management Committees (operating, monitoring and improvement mechanisms).
b.	Optimize Ecopetrol senior management time.
(iii)	Matrix of Decisions and Attributions
a.	Define the key or more relevant decisions of the Ecopetrol Group.
b.	Establish which governing bodies are responsible for making key decisions.
c.	Define how these decisions are made.
(iv)	Relationship Model
a.	Establish the way in which the areas within the Ecopetrol Group’s scope are related to the Ecopetrol Group’s companies.
b.	Capture the Ecopetrol Group’s synergies.
c.	Manage articulation through management or administration by segments.

Statement of the Nation as Majority Shareholder

Ecopetrol’s majority shareholder (the Nation, represented by the Ministry of Finance and Public Credit), is unilaterally committed to protect the interests of the minority shareholders in the following topics:

●	Composition of Board of Directors: including in its list of candidates a Representative for hydrocarbon producing departments operated by Ecopetrol and a Representative for the minority shareholders, who will be chosen by the 10 shareholders with the largest stock participations. According to corporate governance practices recommended by the OECD, an organization to which Colombia has been a member since 2018, the Government implemented the practice of eliminating the participation of Directors with a ministerial level in the company’s Board of Directors. Therefore, since 2019 the Government has nominated one (1) non-independent Director without ministerial rank. The current Board of Directors is composed by eight (8) independent members and one (1) non-independent member.
●	Dividend policy: guaranteeing the right of each shareholder to receive his pro rata dividends in accordance with Colombian law.

●	Issues not included in the agenda of extraordinary meetings of the General Shareholders Assembly: permitting a vote on those initiatives submitted by one or more shareholders representing at least 2% of the subscribed shares of the company.
●	Asset disposal: ensuring that any asset disposal of an amount equal or higher than 15% of the stock exchange capitalization of Ecopetrol S.A. is discussed and decided by the General Shareholders’ Assembly and that the Nation will only vote affirmatively if the vote of minority shareholders is equal to or exceeds 2% of the shares subscribed by shareholders other than the Nation.
7.1.	Bylaws

The Bylaws of Ecopetrol S.A. are contained in Public Deed No. 5314 of December 14, 2007, issued by the Second Notary of Bogotá; amended by Public Deed No. 560 of May 23, 2011, issued by the Notary Forty-Six of Bogotá, Deed No. 666 of May 7, 2013, issued by the Notary Sixty-Five of Bogotá, Deed No. 1049 of May 19, 2015, issued by the Notary Second of Bogotá, Deed No. 0685 of May 2, 2018, issued by the Notary Twenty of Bogotá and Deed No. 888 of May 28, 2019 issued by the Notary Twenty Third of Bogotá, Deed No. 6527 issued by the Notary Twenty Nine of Bogotá of June 08, 2020 , Deed No. 10976 of May 6, 2021 issued by the Notary Twenty Nine of Bogotá. In addition, the bylaws were amended in the ordinary meeting of the General Shareholders Assembly held on March 30, 2022. The text of the amended bylaws is yet to be recorded in public deed and registered before the mercantile registry, which in Colombia corresponds to the Chamber of Commerce. An English translation of the amended bylaws is included as Exhibit 1.1 to this annual report.

This summary does not purport to be complete and is qualified by reference to our bylaws, which are filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors and its committees, see sections Corporate Governance—Board of Directors—Board Practices and Corporate Governance—Board of Directors—Board Committees.

General Shareholders’ Meeting

Shareholders’ meetings may be ordinary or extraordinary. Ordinary meetings will take place in our legal domicile located in Bogotá, Colombia, within the first three months following the end of each fiscal year, on the day and at the time set forth in the notice for the General Shareholders’ Meeting. The call for the General Shareholders’ Meeting is published on the Ecopetrol S.A. website and in a newspaper of national circulation, in physical or digital form, 30 calendar days prior to the date on which the meeting will take place on the Sunday previous to the meeting, must be published at Ecopetrol S.A.’s website www.ecopetrol.com.co.

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

Extraordinary Shareholders’ Meetings are summoned by our Board of Directors, by our president or chief executive officer, by our external auditor, or by shareholders holding at least 5% of the outstanding shares, or when unforeseen or urgent needs of the Company require it. An Extraordinary Shareholders’ Meeting should be called no later than 15 calendar days prior to the date of the meeting. The only exception is when the Law requires a greater time between the summons and the meeting. Such notice to the Extraordinary Shareholders’ Meeting is published on the Ecopetrol S.A. website and in a newspaper of national circulation, in physical or digital form. The notice informs the agenda for the meeting to the company’s shareholders.

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

Decisions made at ordinary and extraordinary shareholders’ meeting must be approved by a plural number of shareholders representing the majority of the shares present. Colombian law requires higher majorities in the following cases:

●	The vote of at least 70% of the shares present and entitled to vote at the ordinary shareholders’ meeting is required to approve the issuance of stock not subject to preemptive rights;

●	The vote of at least 78% of the shares represented entitled to vote is required to approve the distribution of the annual net profits. In the absence of this special majority, at least 50% of the net profits must be distributed. If the sum of all legal reserves (statutory, legal and optional) exceeds the amount of the outstanding capital, the Company must distribute at least 70% of the annual net profits;
●	The vote of at least 80% of the shares represented is required to approve the payment of dividends in shares; and
●	The vote of 100% of the outstanding and issued shares is required to replace a vacancy on the Board of Directors without applying the electoral quotient system.

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

In 2021, due to the exceptional situation arising from the COVID-19 pandemic, our annual shareholders’ meeting was held virtually for the second time. Additionally, to guarantee the active participation and rights of the shareholders, the Company provided channels for the submission of proposals that were included in the agenda and a virtual and in-person system to inspect our books and documents. Our shareholders were able to follow the meeting through our website and the live broadcast on the National Institutional Channel. We had 2,388 connections via streaming and 122,630 viewers through the National Institutional Channel.

To facilitate the correct representation of its shareholders, Ecopetrol S.A., after review and authorization by the Financial Superintendence of Colombia and the Superintendence of Corporations, provided a digital proxy system through which our shareholders were represented by attorneys provided by the Company, and enabled them to submit their voting decisions. The instructions for the use of this system, the list of proxies, and the forms, were available on our website.

Our 2022 annual shareholders’ meeting was held in-person at the Corferias (Centro Internacional de Negocios y Exposiciones) adhering to strict biosafety protocols. Additionally, we implemented a digital voting process for the first time and, to guarantee the rights of the shareholders, we allowed in-person appointments for shareholders to exercise their right to inspect our books and documents. For the 2022 meeting, there were 3,333 on-site participants and 3,670 viewers through social media platforms.

Preference Rights and Restrictions Attaching to Our Shares

There are only ordinary shares, and these carry no special rights or restrictions (ordinary shares). Our current shareholders do not have any type of preemptive rights. However, in the case of a future equity offering, we will review whether or not existing shareholders would be entitled to preemptive or similar rights and, if that were the case, the corporate approvals and offering documents for any such equity offering would regulate the subject matter accordingly. In connection with any future public offering of ordinary shares within the 5-year Program for the Issuance and Placement of Common Stock authorized by the Superintendency of Finance of Colombia on October 13, 2021, we have determined that preemptive rights will be available to our registered holders of common shares to purchase additional common shares in Colombia, in accordance with applicable regulations.

Under Commercial Colombian law, our shareholders have the following economic privileges and voting rights:

●	to participate and vote on the decisions of the General Shareholders Assembly;
●	to receive dividends based on the financial performance of the Company in proportion to their share ownership;
●	to transfer and sell shares according to our bylaws and Colombian law;
●	to inspect corporate books and records with 15 business days prior to the ordinary shareholders’ meeting where the year-end financial statements are to be approved;

●	upon liquidation, to receive a proportional amount of the corporate assets after the payment of external liabilities; and
●	to sell the shares, known as right of withdrawal (derecho de retiro), if a corporate restructuring affects the economic or voting rights of the shareholders in the terms and conditions established under Colombian law.

Ecopetrol S.A.’s bylaws provide additional rights to our minority shareholders. These rights include:

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

Extraordinary Shareholders Meetings. Our bylaws provide that the entity exercising permanent control over Ecopetrol S.A. must instruct the Company’s CEO or External Auditor to call an extraordinary meeting of the Company’s shareholders when so requested by a plurality of shareholders holding at least 5% of the total number of outstanding shares. Such requests shall be made in writing and must clearly indicate the purpose of the meeting.

Investor Relations Office. Ecopetrol S.A. has an investor relations office, a specialized unit responsible for our shareholders. Pursuant to our bylaws, shareholders holding at least 5% of the total number of shares outstanding may request that the investor relations office conduct a special audit, provided that such audit does not hinder the day-to-day operations of the Company, of the following documents: the income statement; the proposal for the distribution of profits; the report of the Board of Directors as to the economic and financial status of our Company; the report from our general counsel as to the legal status of our Company; and the report from the independent auditors. Special audits cannot be made of documents that contain scientific, technological or statistical information of our Company, or agreements that give us competitive and economic advantages over our competitors, or in respect of any document related to intellectual property. Shareholders also have the right to propose good corporate governance recommendations to the office for the protection of investors.

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

External Auditor

Pursuant to our bylaws, the external auditor will be appointed for periods of four (4) years and may be reelected consecutively for up to ten (10) years, and it may once again be hired after one (1) period away from the position. The partner assigned to the Company must be replaced after a term of five (5) years holding this position.

7.2.	Code of Ethics and Conduct

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

Our Code of Ethics and Conduct is available on our website.

7.3.	Board of Directors

The current Board of Directors was elected at the General Shareholders Ordinary Meeting held on March 26, 2021, for a two-year term beginning on April 9, 2021. At the General Shareholders Ordinary Meeting held in 2022, there were no new elections for the Board of Directors. However, the General Shareholders Ordinary Meeting held on 2022 increased the term of the Board of Directors to a four-year institutional term, adding the possibility for members to be re-elected more than once for the same four-year term without exceeding a total of three terms. The shareholders decided that the new term would be applied retroactively such that it will deemed to have begun as of the 2021 board election and last until the General Shareholders Ordinary Meeting to be held in 2025. Additionally, the current period will be the first one for purposes of the re-election and maximum permanence in the Board of Directors.

The current Board of Directors is composed as follows:

Non-independent member:

●	Germán Eduardo Quintero Rojas

Independent members:

●	Cecilia María Vélez White
●	Luis Guillermo Echeverri Vélez
●	Juan Emilio Posada Echeverri
●	Sergio Restrepo Isaza (as financial-accounting expert)
●	Luis Santiago Perdomo Maldonado
●	Esteban Piedrahita Uribe
●	Hernando Ramírez Plazas (nominated by the oil producing departments in which Ecopetrol S.A. operates)
●	Carlos Gustavo Cano Sanz (nominated by ten (10) minority shareholders with major shareholding)

The information below sets forth the names and business experience of each of the Directors elected at the General Shareholders Ordinary Meeting held on March 26, 2021:

Germán Eduardo Quintero Rojas has served as General Director of Fogafin, President of the National Hydrocarbons Agency, Secretary General of the Ministry of Mines and Energy, Interior and Finance and Public Credit, as well as Secretary General and Advisor to the Ministry of Commerce, Industry and Tourism, and Advisor to the Secretary General of the Office of the President of the Republic of Colombia. He has also served as Director General and Secretary General of Acción Fiduciaria S.A. and Head of the Legal Office of the Ministry of Finance of Public Credit, among other positions in the public and private sectors. He is an attorney with a degree from Sergio Arboleda University, and studies in Administrative Law from Javeriana University. He also carried out studies for a doctorate in an administrative law program from San Pablo CEU University of Madrid, where he was a doctorate candidate. He was a member of the drafting commission of the current Code of Administrative Procedures and Administrative Litigation. He has been a member of several top-level national Boards of Directors, highlighting his directorship in Ecopetrol (from 2019 until January 2021) and the Financiera de Desarrollo Nacional (FDN) as well as his service as Chairperson of the Boards of Directors of Bancoldex S.A., Gecelca S.A. E.S.P., Urrá S.A. and Cisa, among others. He is a current Director of the Board of Directors of FDN and is Legal Secretary to the Office of the President of the Republic. Mr. Quintero was a non-independent member of the Board of Directors of Ecopetrol S.A. from April 2019 until January 12, 2021. In March 2021, he was again elected as non-independent member of the Ecopetrol’s Board of Directors.

Mr. Quintero Rojas has experience in i) government affairs and public policy; ii) administration, senior management and leadership; iii) finance and securities markets; iv) human resources and talent development; v) legal affairs and corporate governance; and vi) business strategy and project design. In respect of the energy industry, he acquired specific expertise through positions in the Ministry of Mines and Energy the National Hydrocarbons Agency. In respect of energy transitioning expertise, he served as member of the Board of Directors of Gecelca S.A. E.S.P., and Urrá S.A. while such companies were undergoing energy transition projects. With respect to the fields of technology, innovation and cybersecurity, Mr. Quintero Rojas acquired relevant experience by serving as the Secretary General of four Ministries, where he was responsible for the technological direction thereof, and the oversight of the personnel who executed the cybersecurity and defense programs. On issues of water and wastewaters, as a specialized professional he directed the regulation and licensing division within the jurisdiction of the Regional Autonomous Corporation of Cundinamarca. He is periodically trained in ethics, compliance, and risk management matters.

Cecilia María Vélez White has extensive professional experience, having occupied the following positions in the public sector: Minister of Education of Colombia, Secretary of Education of Bogota, Minister Counselor for Economic Affairs at the Embassy of Colombia in the United Kingdom, Deputy Director and Head of the Territorial Development Unit at the National Planning Department, Head of Planning of the Urban Development Fund at Banco Central Hipotecario, and Deputy Director of Planning at Banco de la República (National Central Bank). She has served as Dean of Universidad Jorge Tadeo Lozano and was Visiting Professor at the Graduate School of Education at the same University. She studied Economics at Universidad de Antioquia from 1972-1976 and received her degree from Universidad Jorge Tadeo Lozano in 1977. She also holds a Master’s degree in Economics from the University of Louvain in Belgium and was a Fellow at the Special Urban and Regional Studies program (SPURS) at Massachusetts Institute of Technology (MIT) in Boston. She is currently a member of several Boards of Directors and Advisory Boards, including: Suramericana de Seguros, Fundación Luker, United Way, Empresarios por la Educación and Fundación Alejandro Angel Escobar. She assists on the Advisory Board of the Harvard Ministerial Leadership Program and provides advisory and consulting services. Mrs. Vélez has been an independent Director of the Board of Directors of Ecopetrol S.A. since April 2021. She had also been a member of the Board of Directors from October 2004 to April 2007.

Mrs. Vélez White has experience in the energy industry, having served as Private Secretary in the Ministry of Mines and Energy and through her participation in preparing the 1982 National Energy Plan. Additionally, given her abovementioned professional background, she has expertise in: i) administration, senior management and leadership; ii) government affairs and public policy; iii) finance and securities markets; iv) human resources and talent development; v) legal affairs and corporate governance; vi) technology and innovation, including practical experience in cybersecurity; vii) climate change (having transformed the Jorge Tadeo Lozano University into a “green” university); viii) human development in the territories; ix) sustainability; and, x) business strategy and project management. Mrs. Vélez White is periodically trained in ethics, compliance, and risk management matters.

Luis Guillermo Echeverri Vélez has over 30 years of experience in the development, marketing, stimulation and performance of international business, exports and imports and in the preparation and implementation of public and corporate policies, the development and implementation of conventional projects as well as those relating to information technology, strategic planning, financing of public and private projects and the obtainment of funds and resources. His professional practice includes experience as an international business advisor. He served as Executive Director of the Inter-American Development Bank, the Inter-American Investment Corporation and the Multilateral Investment Fund on behalf of the Governments of Colombia, Peru, and Ecuador. He was Director and Founder of various companies and large projects between 2000 and 2010. He served as Commercial Attaché in Colombia´s Diplomatic Mission to the US and Director of the Regional Office of Proexport (now ProColombia) in Miami. Mr. Echeverri is an attorney with a degree from Universidad Pontificia Bolivariana de Medellín and holds a Master in Agricultural Economics from Cornell University in New York. In his position as international business advisor, he has successfully directed business initiatives as well as change, innovation, methodological and technological implementation processes in various companies and organizations. He successfully managed the presidential campaign of Iván Duque Márquez, present President of the Republic of Colombia. Currently, He is the former President of the Board of Directors of the Chamber of Commerce of Bogotá and current board member of Telefónica, Pragma and Colmédica. Mr. Echeverri is President of the Asociación Primero Colombia, a nonprofit think tank dedicated to promoting democratic values and youth leadership; former. He serves as an independent Director and Chairperson of the Board of Directors of Ecopetrol S.A. since April 2019, Chairperson of the same Board and Chairperson of the Technology and Innovation Committee of the Board of Directors.

Mr. Echeverri Vélez has experience in: i) administration, senior management, and leadership; ii) government affairs and public policy; iii) finance and securities markets; iv) legal affairs and corporate governance; v) sustainability, business strategy and project management; and vi) human resources and talent development. Mr. Echeverri Vélez is an expert in business risks management, and has served as a regional advisor to various financial and industrial groups, including JLT Re Colombia Corredores Colombianos de Reaseguros S.A. He has experience in technology and innovation, particularly through his positions at Pragma and in the various technology companies he has founded. Additionally, Mr. Echeverri Vélez has experience in cybersecurity, having acted as Conceptual Architecture and Project Manager of several IT companies. Lastly, Mr. Echeverri Vélez is currently developing the conceptual architecture of a technical project called “SEAL THE RAINFOREST” on climate change mitigation and social impact on the Colombian Amazon. Mr. Echeverri Vélez is periodically trained in ethics, compliance, and risk management matters.

Juan Emilio Posada Echeverri has been a Board Member and Advisory Council Member for many public and private, both profit and nonprofit organizations in the areas of infrastructure, air transportation, hospitality, national defense, banking, insurance, securities brokerage, telecommunications, technology, media, education, children’s rights, chambers of commerce and business associations, as well as in a Latin American youth orchestra and a national competitiveness program, in which he led the private portion of the initiative. He has held senior management positions at Billiton M & T (then a subsidiary of Royal Dutch Shell Group) in the Netherlands as well as Banco Cafetero in New York and Miami, where he also served as International Vice President and was responsible for its subsidiaries and investments in seven countries. Founder, Executive Chairperson and CEO of Grupo Fast S.A. and Fast Colombia S.A.S. - VivaAir (formerly VivaColombia, the first low cost airline in Colombia); Founder and CEO of Stratis Ltda. (infrastructure projects); Corporate Director of Synergy Aerospace; CEO of Avianca Airlines, Alianza Summa (Avianca-Aces-Sam) and Aces Airlines; CEO of Puerto Brisa, a deep water mega-port in Colombia; Executive Chairperson of Táximo Ltd, Chairperson of Direktio and Fundación Plan; Director of Allianz Life and Allianz General in Colombia; Board member of Avianca Holding and Sociedad Hotelera Tequendama (seven hotels in Colombia), Plan International (Brazil) and member of the Nominating and Governance Committee of Plan International’s Global Assembly, as well as, a member of the Advisory Councils of Grupo Empresarial del Sector Defensa (GESED), Disán (international fertilizer and chemical products trading company), Flores de la Campiña (producer and exporter of fresh flowers), YPO Gold Colombia (global CEO network), NT3 (real estate project developers), Polymath Ventures, AMROP-Top Management and the Orchestra of the Americas (Washington D. C.). He has been actively involved in fourth industrial revolution ventures and a middle-class housing construction firm. He holds a degree in Business Administration from EAFIT University in Medellin, Colombia, an MBA in International Business and Finance from Pace University in New York graduating with honors in international academic excellence, and a degree in International Finance Law from the London School of Economics. He has also attended graduate studies in International Finance Law. Due to his experience in audit and risk matters, he has been called upon to participate in the finance and audit committees of several different Boards of Directors, including that of the Banco Nacional del Comercio, Corredores Asociados (a stock brokerage firm in Colombia), and is held in high regard by the financial sector in general. He has received numerous awards such as the Cruz de Boyacá, Grado Gran Cruz, EY’s 2016 Emerging Entrepreneur Award, multiple medals from the Colombian Armed Forces and 10 Best Junior Chamber of Commerce Executives, among others. The companies under his leadership have also received awards and recognitions in service and quality, such as the Portafolio Award for Service, and recognitions from Fenalco Antioquia, Cotelco and the Government of Antioquia. Currently, he has a consulting contract with the International Cooperation Agency, United Nations Development Program (UNDP), is a member of the Board of Directors of Financiera de Desarrollo Nacional (FDN) and of Sociedad de Acueducto de Alcantarillado y Aseo de Barranquilla S.A. E.S.P. and has been an independent Director of the Board of Directors of Ecopetrol S.A. since April 2019 and is also Chairman of the Remuneration, Appointments and Culture Committee of the Board of Directors.

Mr. Posada Echeverri has experience in: i) administration, senior management and leadership; ii) government affairs and public policy; iii) finance and securities markets; iv) business risk; v) human resources and talent development; vi) legal affairs and corporate governance; vii) technology and innovation; viii) sustainability; and ix) business strategy and project management. He is periodically trained in ethics, compliance, and risk management matters.

Sergio Restrepo Isaza served as Vice President of Capital Markets and Executive Vice President of Corporate Development at Grupo Bancolombia. He began his professional career at Corporación Financiera Corfinsura, where he served as CEO, Vice President of Investment Banking and Investment and International Vice President. He has been a member of several Boards of Directors including Cementos Argos, Compañía Nacional de Chocolates, Conavi, Asobancaria, Bolsa de Valores de Colombia, Conglomerado Financiero Internacional Banagrícola S.A., Suramericana Asset management SUAM and several others in the community sector. He holds a degree in Business Administration from EAFIT University in Medellin, Colombia, and an MBA from Stanford University in California. He has extensive experience in audit and risk matters, and has  served as member of several audit and risk committees during in different companies, where he played an active role in the analysis of financial information and was also responsible for investor relations. Currently he is partner at Exponencial Banca de Inversión S.A.S., member and Chairperson of the Board of Directors of Grupo BIOS S.A.S., a member of the Board of Directors of Odinsa S.A. Mineros S.A. and Consorcio Financiero. He is an expert in financial, auditing and business risk matters and has been an independent Director of the Board of Directors of Ecopetrol S.A. since April 2019. He is the Chairman of the Audit and Risk Committee of the Board of Directors.

Mr. Restrepo Isaza has experience in: i) administration, senior management, leadership; ii) finance and securities markets; iii) in human resources and talent development; iv) business strategy and project management; v) legal affairs and corporate governance. In respect of corporate governance matters, Mr. Restrepo Isaza has attended courses on this subject at the International Finance Corporation and at the Universidad Católica de Chile. Mr. Restrepo Isaza is periodically trained in ethics, compliance, and risk management matters.

Luis Santiago Perdomo Maldonado has over 40 years of experience in the Colombian banking industry. He has  held senior management positions, including that of CEO of Banco Colpatria, part of the Scotiabank Group. He has been a member of several Boards of Directors in Colombian and Latin American companies in various economic sectors including finance, mining and agriculture, in organizations such as Banco Latinoamericano de Comercio Exterior (Bladex), Scotiabank Peru, Asociación Bancaria de Colombia, Deceval, Asociación Nacional de Empresarios de Colombia (ANDI) and Asociación Nacional de Instituciones Financieras (ANIF). He is also a Founding Member of the Colombian Institute of Corporate Governance, and served as CEO of Grupo Mercantil Colpatria S.A. He has been a member of the Boards of Directors of Colegio de Estudios Superiores (CESA), Fundación de Cirugía Reconstructiva (CIREC) and the Plenary Council of Gimnasio Moderno. He has also collaborated with the Fundación Universitaria Minuto de Dios. He holds a degree in Business Administration from the Colegio de Estudios Superiores de Administración (CESA). He is currently a member of the Board of Directors of Mineros S.A., and serves as an independent Director of the Board of Directors of Ecopetrol S.A. since April 2019.

Mr. Perdomo Maldonado has experience in: i) administration, senior management and leadership; ii) finance and securities markets; iii) legal affairs and corporate governance; iv) sustainability; and v) business strategy and project management. He is periodically trained in ethics, compliance, and risk management matters.

Esteban Piedrahíta Uribe previously held the positions of Chamber of Commerce of Cali,  General Director at Departamento de Planeación Nacional, Advisor to the President and then Senior Specialist at the Inter-American Development Bank, Economic Editor of Semana magazine and General Manager of Endriven Colombia/Gas Meridional S.A.S. E.S.P., among others. He holds a degree in Economics from Harvard University and a master’s degree in Philosophy and History of Science from the London School of Economics and Political Science. He is currently the Dean of Icesi and member of the Boards of Directors of Cementos Argos, Compañía de Seguros Bolívar S.A., Seguros Comerciales Bolívar S.A., and Fundación Valle del Lili. He is also a member of the Board of Trustees of Fundación Sidoc and Centro Internacional de Entrenamiento e Investigaciones Médicas (CIDEIM), and of the Advisory Council of the Fundación Panthera, and has been an independent Director of the Board of Directors of Ecopetrol S.A. since April 2019 and Chairman of the Corporate Governance and Sustainability Committee of the Board of Directors.

Mr. Piedrahíta Uribe has experience in: i) the energy industry; ii) energy transition; iii) administration, senior management and leadership; iv) government affairs and public policy; and v) business strategy and project management. In addition to the positions, Mr. Piedrahíta Uribe also has experience in: i) finance and securities markets, having worked as Investment Banker with Salomon Brothers in New York and Estrategias Corporativas in Bogotá; ii) climate change and sustainability, having served as independent member of the Investment Committee of the MGM Sustainable Energy Fund (MSEF) I and II. In respect of technology and innovation, Mr. Piedrahíta Uribe founded two internet companies: Laciudad.com and Zoom Media Group, and participated in Massachusetts Institute of Technology’s program “Massachusetts Institute of Digital Business Strategy: Harnessing Our Digital Future”. Mr. Piedrahíta Uribe is periodically trained in ethics, compliance, and risk management matters.

Hernando Ramírez Plazas has been the Dean of the School of Engineering, Academic Vice-Rector, Rector and Professor at Universidad Sucolombiana. He worked at the National Institute of Health and the Ministry of Health and served as external evaluator of Colciencias in technological development and innovation projects in the area of natural gas. He also participated as a trainer in gas issues for the production staff at Canacol Energy. He holds a degree in Chemical Engineering from the Universidad Nacional de Colombia, a master’s degree in Public Health from the same university and a Specialist degree in Gas Engineering from the Universidad de Zulia (Venezuela) and he attended the Negotiation Workshop offered by CMI Interser at the Harvard Faculty Club. He has been an independent Director of the Board of Directors of Ecopetrol S.A. nominated by the Hydrocarbon Producing Departments since April 2018 and is the Chairman of HSE Committee of the Board of Directors.

Mr. Ramírez Plazas has experience in: i) the energy industry; ii) administration, senior management and leadership; and iii) technology and innovation. He is periodically trained in ethics, compliance, and risk management matters.

Carlos Gustavo Cano Sanz holds a degree in Economics from Universidad de los Andes in Bogotá, a master’s degree from Lancaster University in England, a postgraduate degree in Government, Business and International Economics from Harvard University in Boston, and a postgraduate degree from the Instituto de Alta Dirección Empresarial (INALDE) in Bogotá. He has been Chairperson of the Federación Nacional de Arroceros (FEDEARROZ), Chairperson of the Sociedad de Agricultores de Colombia (SAC), founder and Chairperson of Corporación Colombia Internacional (CCI), Chairperson of Caja Agraria and Chairperson of El Espectador (newspaper). He was Minister of Agriculture in the administration of President Álvaro Uribe, from August 7, 2002 until February 3, 2005, and Director of Banco de la República from February 4, 2005 until January 31, 2017. He is currently a Professor at Universidad de los Andes, member of the Board of Trustees of Universidad EAFIT in Medellín, of the Advisory Committee for Agriculture at Bancolombia, of the Advisory Council for Colombia of The Nature Conservancy (TNC) and hence has expertise in energy transition, climate change and water and wastewater management and of the Board of Directors of Minka S.A.S. His latest published book is “Mi paso por el Banco: Desaprendiendo y aprendiendo” published by Banco de la República and Universidad de Ibagué on March 2020. Additionally, since March 31, 2017, he is an independent Director of the Board of Directors of Ecopetrol S.A., nominated by the minority shareholders with the largest shareholding in Ecopetrol, Vice Chairperson of said Board of Directors and Chairperson of its Business Committee.

Mr. Cano Sanz has experience in: i) administration, senior management and leadership; ii) government affairs and public policy; iii) finance and securities markets; iv) human resources and talent development; v) business strategy and project management; and, vii) human development in the territories, having served as specialist in the Regional and Urban Development Unit of the National Planning Department, and as Minister of Agriculture and Rural Development; and viii) sustainability. He has published various works related to sustainability issues, including: “La sostenibilidad del desarrollo hecha encíclica”, “Desarrollo Sostenible, impuesto al carbono y pago de servicios ecosistémicos: el caso de la Amazonia”, “La economía del cambio climático y la opción Amazónica”, “La economía del cambio climático” and “Economía y Agua”. Mr. Cano Sanz is periodically trained in ethics, compliance, and risk management matters.

7.3.1.	Board Practices

Our Board of Directors is composed of nine members and is responsible for, among other things, establishing our general business policies. The majority of the Board of Directors must be independent, and must be elected pursuant to the criteria set out in paragraph two, Article 44, Law 964, 2005, and in accordance with the procedure determined in Decree 3923, 2006, or any other provisions that regulate, amend, replace or add such regulations. In addition, pursuant to our bylaws and in accordance with the procedures described therein, our majority shareholder must include, in its list of candidates for the last two seats in the Board of Directors, the name of one individual jointly proposed by departments that produce hydrocarbons and one individual jointly proposed by the ten minority shareholders with the highest equity participation. According to Colombian law, the members of the Board of Directors must be elected by the General Shareholders Assembly in accordance with a proportional representation system similar to cumulative voting (through an electoral quota voting system). The number of votes required to fill each position is calculated by dividing the number of possible votes by the number of open board positions. The members of the Board of Directors may be elected without an electoral quota voting system when there is unanimity. Pursuant to our bylaws, (i) positions on our Board of Directors are appointed in a personal capacity, (ii) at least three members appointed for a specific period must be nominated for the following period, (iii) with retroactive effect to 2021, Directors will be elected for a four-year institutional term, and  (iv) members of the Board may be re-elected more than once for the same four-year term without exceeding a total of three terms. . Our current Directors were elected at the General Shareholders Assembly held on March 26, 2021. There were no new elections for the Board of Directors at the Ordinary General Shareholders Meeting held in 2022.

Our CEO is appointed by the Board of Directors and will have at least two alternates. The CEO is elected and freely removed by the Board of Directors. In accordance with our bylaws, the Board of Directors must evaluate the annual performance of the CEO, and such results must be published in Ecopetrol’s web page or in an alternative media vehicle.

The compensation of our Directors is set exclusively by the shareholders at the General Shareholders Assembly. Directors are compensated for attending board meetings and committee meetings. A Board meeting requires a quorum of at least five members and decisions are approved with a majority of the Directors present. In the practice a consensus decision making operates in the Board.

Under Colombian law, a director or executive officer must abstain from participating in any transaction that may result in a conflict of interest or that involves competing with the company, unless authorized at a General Shareholders Assembly. The general shareholders may approve or reject the participation of the director or executive officer in the transaction giving rise to the conflict of interest with the vote of the majority of the shares present at the General Shareholders Assembly. If the director or executive officer who has the conflict is a shareholder, his or her vote must be excluded. We disclose the number of conflicts of interest of our employees, executive officers and Directors in our annual reports.

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

Succession policy of the Board of Directors

In 2021 Ecopetrol adopted the Board of Directors’ succession policy, with the purpose of (i) ensuring an organized replacement of its members, (ii) minimizing the possible economic and reputational impact that may arise from the change in board membership, (iii) to promote the attraction of human talent and (iv) to ensure the long-term stability and sustainability of the Ecopetrol Group’s strategy.

The policy regulates the capacities, obligations, and requirements for the nomination and election of the board members in order to strengthen the transparency of the selection process and guarantee that their capacities contribute to the fulfillment of Ecopetrol’s objectives and strategic plans.

This policy complements the Corporate Governance Code and the internal regulations of (i) the General Shareholders’ Meeting, (ii) the Board of Directors, (iii) the Corporate Governance and Sustainability Committee, (iv) the Competence Matrix of the members of the Board of Directors, and (v) Ecopetrol’s Decisions and Attributions Matrix.

Gender diversity

In 2021, Cecilia María Vélez White was appointed to the Board of Directors, consistent with the Company’s commitment to meritocracy, as well as diversity and gender inclusion.

Furthermore, Ecopetrol became part of the 30% Club, a global campaign intended to increase gender diversity on boards of directors, whereby Ecopetrol committed itself to boosting efforts to achieve 30% participation of women in senior positions at the Company within a reasonable timeframe; and also on the boards of the other affiliates of the Ecopetrol Group by adopting a progressive plan.

Part of this commitment is reflected in the appointment of women on the boards of directors of the Ecopetrol Group, with an increased participation from 18% in 2020 to 22% in 2021. In 2021, 57 of the 255 positions on the boards of directors of the Group’s companies were held by women.

7.3.2.	Board Committees

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

During 2021, within the context of the ISA acquisition from the Ministry of Finance and Public Credit in ISA, the Board of Directors established a temporary Special Committee that analyzed the valuation of ISA, the price range and/or the price of the transaction. The Special Committee was comprised of independent members and made the necessary recommendations to the Board of Directors to evaluate the acquisition.

Table 69 – Composition of committees of the Board of Directors since April 21, 2021

Audit and Risk Committee	Compensation, Nomination and Culture Committee
Sergio Restrepo Isaza	Juan Emilio Posada Echeverri
(President and Financial Accounting Expert)	(President)

Hernando Ramírez Plazas	Luis Santiago Perdomo Maldonado
Luis Santiago Perdomo Maldonado	Cecilia Maria Vélez White
Juan Emilio Posada Echeverri	Esteban Piedrahita Uribe

Corporate Governance and Sustainability Committee	New Business Committee
Esteban Piedrahita Uribe	Carlos Gustavo Cano Sanz
(President)	(President)

Cecilia Maria Vélez White	Hernando Ramírez Plazas
Carlos Gustavo Cano Sanz	Sergio Restrepo Isaza
Juan Emilio Posada Echeverri	Juan Emilio Posada Echeverri
Luis Guillermo Echeverri Vélez	Esteban Piedrahita Uribe
German Eduardo Quintero Rojas

HSE Committee	Technology and Innovation Committee
Hernado Ramírez Plazas
(President)	Luis Guillermo Echeverri
(President)
Carlos Gustavo Cano Sanz	Cecilia Maria Vélez White

Luis Santiago Perdomo Maldonado	Germán Eduardo Quintero Rojas*
Germán Eduardo Quintero Rojas*	Sergio Restrepo Isaza
Carlos Gustavo Cano Sanz
Luis Santiago Perdomo Maldonado
Special Committee for ISA’s Valuation**
Luis Santiago Perdomo Maldonado
(President)
Carlos Gustavo Cano Sanz
Sergio Restrepo Isaza
Esteban Piedrahita Uribe
*	Member of this Committee since April 2019 until January 12, 2021. He was elected again at the General Shareholders Ordinary Meeting on March 26, 2021.
**	The final session of this committee was held on August 5, 2021.

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

Corporate Governance and Sustainability Committee

Our corporate governance and sustainability committee, which must be comprised of at least three members, including at least one independent director, supports the Board of Directors in the analysis and decision making related to systems for the adoption of best practices in corporate governance for the oil and gas industry and the energy sector, which include matters related to the adoption of specific measures regarding the Ecopetrol Group’s governance. This Committee also supports the analysis and makes recommendations related to the Ecopetrol Group’s sustainability agenda and TESG topics.

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

Special Committee for ISA’s Valuation

Information about this committee’s functions are discussed above.

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
§303A.05. “Controlled companies” are exempt from this requirement. §303A.00.
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

Executive Officers

Felipe Bayon Pardo has served as the Chief Executive Officer of Ecopetrol S.A. since 2017. He has over 31 years of experience in the energy industry and has led the Ecopetrol Group’s transformation and energy transition processes, its TESG (Technology, Environmental, Social and Governance) strategy, and the positioning of the company in strategic basins in the United States, Brazil and Mexico. Mr. Bayón joined Ecopetrol S.A. in February 2016 as Chief Operating Officer, overseeing the upstream, midstream, downstream, projects and marketing operations, as well as the research and innovation areas. Prior to his tenure at Ecopetrol, he worked for more than 20 years at BP plc, most recently as Senior Vice-President of BP America and Head of Global Deepwater Response. From 2005 to 2010, he was the Regional President of BP Southern Cone (South America). He began his career in 1991 at Hocol (Shell) in Colombia. He holds a degree in mechanical engineering from Universidad de los Andes.

Alberto Consuegra Granger has served as Chief Operating Officer of Ecopetrol S.A. since March 1, 2019. Prior to this role, he was interim CEO of Cenit S.A.S., Ecopetrol S.A.’s midstream subsidiary, since February 2018 and Vice-President of Supply and Services of Ecopetrol S.A. S.A. since August 2016. Mr. Consuegra holds a degree in civil engineering from the Universidad de Cartagena and a master’s degree in pavements and construction management from Texas A&M University. Before joining Ecopetrol S.A., he was Vice-President of Exploration and Production at Equión Energia Limited, where he also served as the Vice-President for Projects and Production between 2011 and 2016. Mr. Consuegra began his professional career in 1984 at Morrison Knudsen International as a contract coordinator during the construction of the Cerrejón project. In 1993, he joined Ecopetrol S.A., working in the Projects Group, and then went to BP Exploration, where he worked for 16 years, first as a contract coordinator, then as procurement and contract manager, then human resource manager for the Andean area, and finally as leader of the Colombian Performance Unit until end of 2010.

Jaime Caballero Uribe has served as the Chief Financial Officer of Ecopetrol S.A. since August 2018. Mr. Caballero has over 20 years of international experience in the energy sector. He joined the Ecopetrol Group in 2016 and was the Chief Financial Officer for the Downstream Segment prior to his appointment as the Ecopetrol Group’s CFO. Previously, his experience includes 17 years at BP, where he held leadership positions in North and South America, Africa and Europe, and most recently as Regional CFO for Brazil, Uruguay, Colombia and Venezuela. Mr. Caballero holds a law degree from Universidad de los Andes (Bogotá), an MBA in energy business from Fundação Getulio Vargas (Rio de Janeiro) and has completed executive programs in advanced financial management from Duke University and the Wharton School of Business.

Management Team

Jorge Elman Osorio Franco has served as Vice-President for the Upstream since February 2022, Prior to his position, he served as the Development and Production Vice-President of Ecopetrol S.A. from March 2019 to February 2022, Regional Development and Production Vice-President from June 2017 to February 2019. Mr. Osorio holds a degree in chemical engineering from Universidad Nacional de Colombia, graduated from the Operations Academy of the Massachusetts Institute of Technology (MIT) in Boston, United States, and has attended continuing education classes at the same institution. He has over 33 years of experience in engineering, projects and operations in the oil and gas industry. He spent 24 years of his career at BP, where he served as Senior Operations Manager in Major Projects in Indonesia, Operations Excellence Director at Atlantic LNG in Trinidad & Tobago, and Technical Director for Colombia and Venezuela, among other leadership positions.

Elsa Jeanneth Jaimes has been appointed to the position of Vice President of Exploration on May 10, 2021. Mrs. Jaimes graduated as a Geologist from Universidad Industrial de Santander in Colombia, with a master’s degree in Petroleum Geology from the University of Texas. She has more than 30 years of professional experience in national and international companies such as Hocol, Lasmo Oil, Petrobras, OGX Petróleo e Gas Ltda and Ecopetrol. She spent seven years at Hocol, as Vice President of Exploration and exploration manager of the southern region.

Jurgen Gerardo Loeber Rojas has served as the Projects & Engineering Vice-President of Ecopetrol S.A. since May 2016. Mr. Loeber holds a degree in business administration from the Universidad del Norte and a specialization in project management. He joined the Army Corps of Engineers as reserve officer and reached the rank of captain. He has over 30 years of experience in the oil and gas industry. He began his career in 1985 in Exxon as financial analyst. From 1992 to 2001, he worked for BP in various countries as project manager, construction manager and project control engineer. For the last 10 years, he worked at Equión Limited (formerly BP Exploration Colombia) as Project Director. From 2001 to 2006, he was Project Director for Wood Group Colombia.

Pedro Fernando Manrique Gutierrez was appointed as the Commercial and Marketing Vice President of the Ecopetrol Group in April of 2017. He is also a member of the Ecopetrol Trading Asia Pte Ltda board of directors. He holds a bachelor’s degree in Electrical Engineering from the Industrial University of Santander, holds a Master’s degree in Industrial and Systems Engineering from the University of Florida in the United States where he was a Fulbright Scholar and an MBA from the IE Business School in Madrid, Spain. He has 30 years of experience in the oil and gas industry and previously spent 15 years in the upstream business with Chevron Petroleum Company in different locations and his last assignment was as the Commercial and Business Planning Manager for Chevron Latin America where he also served as a member of the Leadership Team for Chevron Latin America. During his career he also worked with Enron Energy Services as a Risk Manager and as a Business Development Manager at Enron International based in Houston, Texas.

Héctor Manosalva Rojas has served as CEO of Cenit S.A.S., Ecopetrol S.A.’s midstream subsidiary since March 1, 2019. He joined Ecopetrol S.A. in 1986 and prior to his appointment as CEO of Cenit, he served as Vice-President for Development and Production since July 2014. Over the course of his career at Ecopetrol S.A., Mr. Manosalva has held various positions, including Executive Vice-President for Production and Exploration, Vice-President of Production, Production Manager of the Central Region, President of Colombia’s Advisor for Safety and Security of National Energy Infrastructure, Director of HSE and Corporate Social Responsibility, Production Manager of the Southern Region and Head of the Production Planning Division. Mr. Manosalva holds a degree in petroleum engineering from the Universidad de America (Bogotá) and postgraduate degrees in Finance at the Universidad EAFIT and Executive Management from Universidad de los Andes.

Nicolás Azcuénaga Ramírez has served as Corporate Vice-President for Strategy and Business Development since November 2021. Mr. Azcuénaga is an international executive, with over 20 years of experience across a range of commercial, finance, business development and leadership roles, experienced managing complex joint ventures and negotiations, risks, and delivering value creation opportunities. Since May 2021, he was responsible for leading for Ecopetrol the transaction to buy the MHCP’s 51.4% stake in ISA which represented a transformational transaction for Ecopetrol S.A. and a robust response to the energy transition challenge. Previously, Mr. Azcuénaga was the CFO for upstream subsidiaries, accountable for the finance function of seven upstream subsidiaries in five countries. Prior to joining Ecopetrol S.A. Mr. Azcuénaga worked for BP as Business Manager for Brazil and Uruguay, Deputy Transition Manager for Southern Gas Assets and Business Manager in Aberdeen, U.K., and a range of financial, JV management and business development roles in Colombia.

Yeimy Báez has served as the Ecopetrol Group Gas Vice-President since March 2020. In this position, Ms. Báez is responsible for leading the strategy to develop natural gas, LPG, biogas and hydrogen, which being clean energy sources are fundamental for energy transition and closing social gaps in Colombia. She has over 20 years of experience in the oil and gas industry, where she successfully fulfilled a broad range of technical, commercial, strategic and financial roles; including as the Corporate Manager of Financial Planning and Business Performance in Ecopetrol S.A. She holds a degree in Petroleum Engineering from the Industrial University of Santander, an MBA degree from Externado University of Colombia and is highly skillful in Project Management (PMP certified). Prior to her current assignment, she served for recognized players in the industry such as Equión, BP and Weatherford.

Mauricio Jaramillo Galvis has served as Vice-President of Health, Safety and Environment (HSE) since January 2020. Mr. Jaramillo has 26 years of experience in the oil and gas private sector in Colombia and Latin America. He has been appointed to several leadership roles as Vice-President of HSE of BP Colombia, Vice-President of HSE and Engineering at the Andean Unit of BP, Vice-President of Corporate Affairs and HSE, and Vice-President of Human Resources and Sustainability at Equión, among others. Mr. Jaramillo holds an MD from Universidad Javeriana, a specialization in Occupational Health and Safety from Universidad El Bosque and a degree from the Operations Academy at MIT.

Walter Fabián Canova has served as Vice-President of Refining and Industrial Processes since April 16, 2020. Since joining the Ecopetrol Group in March 2017, first as Operations Vice-President and later General Manager for the Cartagena Refinery, Mr Canova has been part of the Ecopetrol Group transformation process. Mr. Canova has almost 30 years of experience in the public and private oil and gas sector, mainly in refining and logistic with a strong focus on strategy and operations. He holds a degree in Chemical Engineer from Universidad Nacional del Litoral, Argentina, completed post-graduate studies in Project Management and Management Program at North Caroline and Houston Universities, and an MBA at Universidad de Belgrano, in Argentina. Prior to joining Ecopetrol S.A., he has worked in several refineries and headquarters for companies such as ExxonMobil, Axion Energy and Puma Energy, where he held positions such as Operations Manager, Project Manager and General Manager.

Fernán Ignacio Bejarano Arias has served as Vice-President of Legal Affairs and General Counsel at Ecopetrol S.A. since March 2016. Mr. Bejarano Arias holds a bachelor’s degree in law from Universidad Javeriana in Bogotá and an LLM from American University in Washington D.C. In his more than thirty years of professional experience, he has been a partner at the law firms of Estudios Palacios Lleras S.A, Bejarano Cárdenas y Ospina y Asociados Ltda and OPEBSA Compañía de Abogados S.A.S. and has worked for several years in important positions in the public sector, such as the Vice-Minister of Foreign Affairs, Secretary of the Monetary Board, Secretary of the Board of Directors of the Banco de la República (Colombian Central Bank), Office of Legal Affairs Counselor at the Presidency of the Republic of Colombia, and Vice-President of Legal Affairs and General Counsel at Corporación Financiera Colombiana. Mr. Bejarano Arias is a professor at the Faculty of Law of the Universidad Javeriana, and has been an arbitrator before the Center for Arbitration and Conciliation of the Bogotá Chamber of Commerce.

Mónica Jiménez González has served as Secretary General of Ecopetrol S.A. and counsel to the CEO since July 2016. Monica leads the Corporate Affairs of the company which includes heading the corporate governance initiatives for Ecopetrol Group, the company’s Corporate Responsibility programs, and Ecopetrol’s corporate communications and institutional relations. Ms. Jimenez is also the Corporate Secretary of the Board of Directors of Ecopetrol S.A. Ms. Jimenez has practiced law in Colombia and Canada on matters related to corporate social responsibility (ESG), corporate law and international arbitration. For more than 15 years she worked as a lawyer in a boutique law firm that specialized in international law and then in Fasken Martineau DuMoulin LLP, a major Canadian law firm in Vancouver, BC. Ms. Jiménez holds a law degree from Universidad de los Andes, a post-graduate degree in Civil Liability and Damages from the Universidad Externado de Colombia and a Master of Science in Development Studies from the London School of Economics and Political Science. She has extensive experience as counsel and tribunal secretary in international commercial and investment arbitrations under the rules of the ICC, ICSID and UNCITRAL. Ms. Jimenez is also a Member of the International Court of Arbitration of the International Chamber of Commerce (ICC).

María Juliana Alban Durán has served as Compliance Vice-President and Compliance Officer since July 2015. Ms. Alban holds a law degree from Universidad Sergio Arboleda with a specialization in commercial and financial Law from the same institution and has completed an executive program in strategic management of regulatory and enforcement agencies at Harvard’s Kennedy School of Government and an executive program in Leadership Decision Making from the same institution. Beginning in 2007, Ms. Alban previously worked in the Attorney General’s Office (Procuraduría General de la Nación) as Attorney General for State Contracts, General Secretary and Chief of Legal Office, among other positions within the institution.

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

Carlos Andrés Santos Nieto has served as Vice-President of Supply and Services since July 23, 2018. Prior to his appointment, he was Procurement and Supply Chain Manager at Ecopetrol. Mr. Santos is an experienced supply chain and shared services executive with more than 19 years of relevant experience in the O&G industry at a local and international level (Colombia, US, and UK). He is an economist with studies in International Economics from the Universidad Externado de Colombia and has extensive formal training in supply chain management and professional negotiations. He started his professional career in 2002 in Quala S.A (a leading mass consumer goods company) where he served in several positions within the supply area (production planning and purchasing assistant)

in 2003 he joined BP Colombia where he held different roles within the supply chain department (Business analyst, specialist in both business support and operation/maintenance). In 2007 he was appointed to the BP Alaska Business Unit where he served as a senior specialist in the Drilling and completions category, head of market intelligence and he was responsible for the deflation project management. At the end of 2009 he was relocated to the BP global supply chain team in London, UK; where he worked as a leader of the ESPs and drilling and wells categories in the BP Iraq Business Unit. After this position he served as a Latin America Sourcing Manager in Merc Sharp and Dohme, overseeing the telecommunications and marketing categories. In 2011 he joined Equion Energia (former BP Colombia) as Procurement and supply chain management manager for Drilling, completions, subsurface and offshore. Then he was appointed Offshore Business unit manager for Coremar Group, a Colombian maritime conglomerate, joining Ecopetrol at the end of 2016, as a Procurement and Supply Chain Manager.

Ernesto Gutiérrez de Piñeres has served as Digital Vice-President since October 2018. Mr. Gutierrez de Piñeres is a Systems Engineer and Information Systems Management Specialist from Barranquilla’s Universidad del Norte. He holds an Executive MBA from Los Andes University. He has more than 20 years of experience as Director and Manager (CIO) of information technology areas in different multinational corporations. Mr. Gutierrez de Piñeres is an executive with experience in transforming technology areas into business partners and generators of value for organizations through innovation, knowledge, team development and technology strategies that leverage corporate strategy and competitive business. He joined the Ecopetrol as Business Intelligence Manager and has been the Digital Vice President since this area was created. In 2020 and 2021 he was selected as one of the 50 HITEC, which recognizes the 50 most influential leaders of the technology industry in Latin America, Spain and Portugal.

With his leadership, Mr. Gutierrez de Piñeres has launched the digital reinvention process of the company focused on technology and innovation as catalysts of corporate goals to face energy transition challenges.

None of our Directors, Executive Officers or members of senior management has any familial relationship with any other Director, Executive Officer or member of senior management.

7.6.	Compensation of Directors and Management

Based on a resolution adopted at our annual shareholders’ meeting in 2012, compensation for Directors’ attendance at meetings of the Board of Directors and/or committee meetings increased from the equivalent of four to six minimum monthly wage salaries, which totals approximately COP$ 6 million for 2022 and COP$5.4 million for 2021. See Note 31.1 to our consolidated financial statements for more details.

During 2021, the total compensation paid to our Directors, executive officers and senior management active amounted to COP$ 31,492 million. This includes amounts paid to certain of our executive officers and senior management pursuant to a bonus plan under which such persons are entitled to receive variable compensation based on our company results for each full year. The variable compensation ranges from 0% to 150% of each person’s base compensation based on our company performance.

None of the current members of our management team are eligible to receive pension and retirement benefits from us. As of December 31, 2021, there was no amount recorded to provide pension and retirement benefits. To align the interests of management and our overall strategy, climate change and water related metrics are now included in the variable compensation program of senior management. In 2021, 55% of the variable compensation was tied to TESG targets, which include metrics related to climate, water management, renewable energies, and gas strategy.

Implementation of the Long-Term Incentive Plan

Companies have increasingly incorporated incentive compensation plans into their compensation structures, in line with good international practices, driving exceptional and sustainable results to meet stakeholder expectations. Long-Term Incentives Plans (ILPs, by the Spanish acronym) are intended to generate incremental value for shareholders based on the Company’s proposed objectives and goals, by offering senior management a compensation mechanism in line with the achievement of those strategic objectives and medium and long-term challenges and align incentives for the beneficiary leaders with the Company’s achievement of such strategic objectives.

Ecopetrol’s general ILP Plan is managed through a voluntary pension fund administered by a legally authorized financial entity, as required under Colombian law. The fund receives cash contributions from Ecopetrol with the mandate of investing such cash in ordinary shares of the Company, through open market purchases in Colombia. Once the plan expires and provided that the goals are met, the contributions become equity for the beneficiaries, and they will be able to determine the allocation of any earned contributions according to the following options:

●	Keep the contributions in the portfolio that invests in Ecopetrol shares and over which Ecopetrol does not exercise investment decisions.
●	Monetize the equity to invest the contributions (totally or partially) in other investment portfolios offered by the fund’s manager.
●	Monetize the equity by withdrawing the cash (totally or partially) from the fund.

Each year, the general ILP is updated through the adoption of specific metrics and objectives associated with the financial results and updating the target population, with such revisions being in effect for a term of three years.

As of the date of this annual report there are two ILP plans in effect: (i) for the 2020-2022 period, for which the objectives are concentrated on Generating more Operating Cash Flow (FCO), reducing Greenhouse Gases (GHG), and the Replacement of Reserves (IRR); and, (ii) for the 2021-2023 period, for which the objectives are FCO, IRR, and energy transition, a metric that includes GHG reduction targets and diversification into low-emission businesses.

Currently, the ILPs are part of the compensation scheme applicable to the CEO, Vice Presidents, equivalent positions, and other positions at Ecopetrol, according to their level of responsibility and relevant performance criteria. This compensation scheme applies to all of Ecopetrol’s subsidiaries.

7.7.	Share Ownership of Directors and Executive Officers

No individual Director or executive officer beneficially owns more than 1% of our outstanding shares.

The following executive officers and directors own shares of Ecopetrol S.A.:

Table 70 – Executive Officers and Directors owning Ecopetrol’s shares

Executive Officer / Director	Number of shares(1)	% Ownership
Felipe Bayón Pardo	8,418	0.00002%
Jaime Eduardo Caballero Uribe	30,000	0.00007%
Cecilia María Vélez White	59,833	0.00015%
(1)	As of March 31, 2022.

Under Colombian law, all of our shareholders have the same economic privileges and voting rights.

7.8.	Controls and Procedures

Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2021, we evaluated the design and effectiveness of our financial disclosure controls and procedures under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

As of the year ended December 31, 2021, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Consistent with the guidance issued by the SEC that an assessment of recently acquired businesses may be omitted from management’s annual report on internal control over financial reporting in the year of acquisition, management excluded the assessment of the effectiveness of internal control over financial reporting of ISA. ISA, which is included in the 2021 consolidated financial statements of the Company, represented 25.5% and 24.4% of total and net assets respectively as of December 31, 2021, and 4.5% and 6.3% of revenues and net income respectively, for the year then ended. More details regarding ISA’s acquisition can be found in note 12 of our 2021 consolidated financial statements.

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of  December 31, 2021.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young Audit S.A.S., an independent registered public accounting firm, as stated in their audit report accompanying our consolidated financial statements.

Audit and Non-Audit Fees

Our consolidated financial statements for the fiscal years ended December 31, 2021, 2020 and 2019 were audited by Ernst & Young Audit S.A.S. The following table sets forth the fees billed to us by Ernst & Young Audit S.A.S. during the fiscal years ended December 31, 2021 and 2020.

Table 71 – Fees Billed to us by Ernst & Young Audit S.A.S.

	For the year ended December 31,
COP Millions, excluding 19% Value Added Tax	2021	2020
Audit fees	21,044	12,864
Audit-related fees	12	—
Tax fees	—	—

All other fees	88	—
Total	21,144	12,864

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

Audit-related fees. Fees billed by Ernst & Young Audit S.A.S. in connection with the audit of one of our subsidiaries' employment benefit plan.

All Other Fees. The all other fees listed in the table above are the aggregated fees billed by Ernst & Young Audit S.A.S. in connection with the review of our sustainability report.

Changes in Internal Control over Financial Reporting

There were no changes made in our internal control over financial reporting during the year ended December 31, 2021, that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Audit S.A.S.’s attestation report on our internal control over financial reporting is included in their audit report accompanying our consolidated financial statements. See Report of Independent Registered Public Accounting Firm to the consolidated financial statements.

8.     Financial Statements

Ecopetrol S.A.

Consolidated Financial Statements

As of December 31, 2021, and 2020 and for the years in the period ended December 31, 2021, 2020 and 2019

222

223

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ecopetrol S.A. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and financial statement schedules listed in exhibits 1 and 2 (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2022 expressed an unqualified opinion thereon.

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

Business combination - Acquisition of Interconexión Eléctrica S.A. E.S.P.

Description of the Matter

As described in note 12 to the consolidated financial statements, on August 20, 2021, the Company acquired Interconexión Eléctrica S.A. E.S.P. for COP $14,236,814. The transaction was accounted for using the acquisition method of accounting whereby the total purchase price was allocated to tangible and intangible assets acquired and liabilities assumed based on the respective fair values at the date of the acquisition.

Auditing the Company’s accounting for the acquisition of Interconexión Eléctrica S.A. E.S.P. was complex due to significant estimation uncertainties in the determination of the fair value of certain identifiable assets, such as property plant and equipment (COP $17,640,458), as well as certain identifiable intangible assets, such as concessions and rights (COP $11,910,589), for which the involvement of a third-party specialist was needed to assist in the determination of the fair value of assets acquired and liabilities assumed. Intangible assets related to concessions and rights were determined using discounted cash flow models. The significant assumptions used in cash flow projections of these assets were primarily related to discount rates and the estimated contributory assets charges. Property, plant and equipment was determined by external appraisals and were measured through different valuation techniques such as the market approach and the cost approach. The significant assumptions used in the appraisals of property, plant and equipment were primarily related to application of the replacement cost valuation model and the determination of the useful lives. These significant assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to review the purchase price allocation. More specifically, management’s review and approval of significant assumptions and estimates used by its third-party specialist in the determination of fair value of the assets acquired and liabilities assumed.

Our audit procedures included, among others, reading the purchase agreement and testing the Company’s and its third-party specialist’s process to determine the fair value of the assets acquired and liabilities assumed. We also involved our valuation specialists to support with our assessment of the valuation techniques used by the Company and the significant assumptions and estimates used in the projections. Additionally, we evaluated the competence and objectivity of the Company´s third-party and management´s specialist and the competence of the management personnel in charge of reviewing and approving the purchase price allocation.

Furthermore, we evaluated the adequacy of the related disclosures in the consolidated financial statements.

Estimation of fair value amount of long-lived assets in the Cartagena refinery

Description of the Matter

As described in notes 4.12 and 18.2 of the consolidated financial statements, management assesses, at each reporting date, whether there is an indication that long-lived assets may be impaired. If any indication exists, or when annual impairment testing for an asset is required, management estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit (CGU’s) fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the assets’ or CGU’s recoverable amount since the last impairment loss was recognized. In 2021, the Company recognized a reversal of impairment in the Cartagena refinery of COP $37,655.

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

Furthermore, we evaluated the related disclosures in the consolidated financial statements.

Determination of depreciation, depletion and amortization and impairment of long-lived assets

Description of the Matter

As described in notes 3.1 and 3.2 to the consolidated financial statements, the computation of the units-of-production method, which is used in the determination of depreciation, depletion and amortization (DD&A) of property, plant and equipment related to exploration and production and natural and environmental resources, as well as in the determination of future cash flows used in the impairment analyses of long-lived assets, is dependent upon the estimation related to oil and gas reserves.

The estimation of oil and gas reserves used to calculate the DD&A and perform the impairment analyses is a complex process and requires professional judgement. Management uses specialized firms (hereinafter “specialists”) when estimating the reserves, which are determined based on geological, technical and economic factors. Estimates of oil and gas reserves depend upon a number of variable factors and key assumptions, including, quantities of oil and gas that are expected to be recovered, the timing of the recovery, production levels, operating and capital costs to be incurred, sales price, among others.

Auditing the Company’s DD&A and impairment calculation was complex, because of the inherent technical engineering nature of the reserves estimation process, which requires the use of specialists in the performance of the assessment, including in the determining the reasonableness of management’s key assumptions previously identified.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company’s process to calculate the DD&A and to perform its impairment analyses, including management’s controls over the completeness and the accuracy of the financial data provided to the specialists for use in estimating oil and gas reserves and methodology used to develop such estimates.

To evaluate the estimated quantity of oil and gas reserves expected to be recovered used in the calculation of DD&A and impairment, we obtained the reports from external specialists hired by management and evaluated the competency and objectivity of the external specialists and management´s qualified persons responsible for overseeing the preparation of the reserve estimates by the specialists through the consideration of their professional qualifications, experience and their use of accepted industry practices.

In addition, we evaluated the completeness and accuracy of the financial data and inputs described above, which were used by the specialists in estimating oil and gas reserves by agreeing them to the DD&A and cash flows used in impairment analyses. For proved undeveloped reserves, we evaluated management’s development plan for compliance with the SEC rule that undrilled locations are scheduled to be drilled within five years, unless specific circumstances justify a longer time, by assessing consistency of the development projections with the Company’s drill plan and the availability of capital relative to the drill plan. We also tested the mathematical accuracy of the DD&A computations and reviewed the model of impairment analyses of long-lived assets by assessing the consistency between the estimation of oil and gas reserves prepared by the specialists with volumes of reserves included in the projected financial information, among other procedures.

We also evaluated the related disclosures in the consolidated financial statements.

Recoverability of deferred tax assets

Description of the Matter

As described in notes 4.15.2 and 10.2 to the consolidated financial statements, as of December 31, 2021, the Company had deferred tax assets arising from net operating losses carryforwards (NOLs) of COP $4,399,754. The NOLs were generated primarily by Ecopetrol USA Inc. and Refinería de Cartagena S.A.S.  Deferred tax assets are subject to review at the end of each reporting period, and are reduced to their realizable amounts, to the extent it is no longer probable that sufficient taxable profit will be realized in the future.

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

Among other audit procedures performed, we involved our valuation and tax professionals to assist on the review significant assumptions used in the projections of future taxable income by jurisdiction. We also tested the completeness and accuracy of the underlying data used in such projections. We evaluated the reasonableness of such projections by comparing future taxable income to actual results obtained in prior years, as well as evaluating management’s consideration of current industry and economic trends and evaluating whether changes to the Company’s business model and other factors would significantly affect the projected financial information.

In addition, with the assistance of our tax professionals, we assessed the application of the tax laws, including the Company’s future tax planning opportunities and tested the Company´s scheduling of the timing and amounts of reversal of taxable temporary differences.

We also evaluated the related disclosures in the consolidated financial statements.

/s/ Ernst & Young Audit S.A.S.

We have served as the Company’s auditor since 2016.

Bogotá, Colombia

April 25, 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on Internal Control over Financial Reporting

We have audited Ecopetrol S.A.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Ecopetrol S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Interconexión Eléctrica S.A. E.S.P., which is included in the 2021 consolidated financial statements of the Company and constituted 25.5% and 24.4% of total and net assets, respectively, as of December 31, 2021 and 4.5% and 6.3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Interconexión Eléctrica S.A. E.S.P.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2021 and 2020, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and financial statement schedules listed in exhibits 1 and 2 and our report dated April 25, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Audit S.A.S.

Bogotá, Colombia

April 25, 2022

Ecopetrol S.A.

Consolidated statement of financial position

(In millions of Colombian pesos)

		As of December 31,
	Note	2021	2020
Assets
Current assets
Cash and cash equivalents	6	14,549,906	5,082,308
Trade and other receivables	7	18,448,882	4,819,092
Inventories	8	8,398,212	5,053,960
Other financial assets	9	1,627,150	2,194,651
Current tax assets	10	6,273,802	3,976,295
Other assets	11	2,333,091	1,664,036
		51,631,043	22,790,342
Assets held for sale		64,704	44,032
Total current assets		51,695,747	22,834,374
Non–current assets
Trade and other receivables	7	24,159,716	676,607
Other financial assets	9	1,307,584	877,008
Investment in associates and joint ventures	13	8,357,186	3,174,628
Property, plant, and equipment	14	90,076,526	66,508,338
Natural and environmental resources	15	35,909,844	31,934,159
Right-of-use assets	16	496,678	377,886
Intangible assets	17	15,508,516	555,043
Non-current tax assets	10	9,030,132	8,071,733
Goodwill	19	4,686,324	1,594,279
Other assets	11	1,198,363	1,090,114
Total non–current assets		190,730,869	114,859,795
Total assets		242,426,616	137,694,169
Liabilities
Current liabilities
Loans and borrowings	20	9,206,283	4,923,346
Trade and other payables	21	13,568,231	8,449,041
Provisions for employee benefits	22	2,296,253	2,022,137
Current tax liabilities	10	2,152,104	1,243,883
Accrued liabilities and provisions	23	1,590,118	1,221,109
Other liabilities		1,409,534	391,771
		30,222,523	18,251,287
Liabilities related to non-current assets held for sale		26,208	31,156
Total current liabilities		30,248,731	18,282,443
Non–current liabilities
Loans and borrowings	20	85,854,645	41,808,408
Trade and other payables	21	70,607	21,064
Provisions for employee benefits	22	9,082,792	10,401,530
Non-current tax liabilities	10	12,124,520	1,866,054
Accrued liabilities and provisions	23	12,642,089	11,206,621
Other liabilities		1,819,460	608,686
Total non–current liabilities		121,594,113	65,912,363
Total liabilities		151,842,844	84,194,806
Equity
Subscribed and paid in capital	24.1	25,040,067	25,040,067
Additional paid in capital	24.2	6,607,699	6,607,699
Reserves	24.3	10,624,229	9,635,136
Other comprehensive income	24.5	11,357,894	7,947,062
Retained earnings		14,859,658	669,900
Equity attributable to owners of parent		68,489,547	49,899,864
Non–controlling interest		22,094,225	3,599,499
Total equity		90,583,772	53,499,363
Total liabilities and equity		242,426,616	137,694,169

Ecopetrol S.A.

Consolidated statement of profit or loss

(In millions of Colombian pesos, except for basic and diluted earnings per share, which are expressed in Colombian pesos)

		For the years ended December 31,
	Note	2021	2020	2019
Sales revenue	25	91,881,204	50,223,393	71,488,512
Cost of sales	26	(55,581,776)	(37,567,472)	(44,972,360)
Gross profit		36,299,428	12,655,921	26,516,152
Administrative expenses	27	(3,342,069)	(3,373,150)	(2,151,599)
Operations and project expenses	27	(3,153,557)	(2,586,016)	(2,631,754)
Impairment of non-current assets	18	(33,351)	(633,156)	(1,762,437)
Other operating (expenses) income	28	(72,744)	1,118,166	1,056,796
Operating income		29,697,707	7,181,765	21,027,158
Financial results	29
Finance income		403,592	1,101,430	1,623,336
Finance expenses		(4,431,648)	(3,929,791)	(3,334,469)
Foreign exchange gain		330,002	346,774	40,639
		(3,698,054)	(2,481,587)	(1,670,494)
Share of profits of associates and joint ventures	13	426,164	76,336	366,904
Profit before income tax expense		26,425,817	4,776,514	19,723,568
Income tax expense	10	(8,795,263)	(2,038,661)	(4,718,413)
Net profit for the year		17,630,554	2,737,853	15,005,155
Net profit attributable to:
Owners of parent		15,649,143	1,586,677	13,744,011
Non–controlling interest		1,981,411	1,151,176	1,261,144
		17,630,554	2,737,853	15,005,155
Basic and diluted earnings per share	24.6	380.60	38.59	334.27

Ecopetrol S.A.

Consolidated statement of comprehensive income

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2021	2020	2019

Net profit for the year		17,630,554	2,737,853	15,005,155
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods -net of taxes:
Unrealized gain (loss) on hedges:
Cash flow hedge for future exports	30.3	(808,777)	(722)	238,331
Hedge of a net investment in a foreign operation		(2,871,410)	(364,343)	(61,267)
Cash flow hedge with derivative instruments		(135,666)	55,072	46,451
Foreign currency translation		5,971,549	1,569,996	8,701
Sale of joint ventures	29	(361,728)	—	—
		1,793,968	1,260,003	232,216
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods -net of taxes:
Remeasurement gain (loss) on defined benefit plans	22.1	1,777,157	96,221	(1,799,829)
Other losses		—	—	(175,494)
		1,777,157	96,221	(1,975,323)
Other comprehensive income (loss) for the year, net of tax		3,571,125	1,356,224	(1,743,107)
Total comprehensive income for the year, net of tax		21,201,679	4,094,077	13,262,048
Comprehensive income attributable to:
Owners of parent		19,059,975	2,887,080	11,502,149
Non–controlling interest		2,141,704	1,206,997	1,759,899
		21,201,679	4,094,077	13,262,048

Ecopetrol S.A.

Consolidated statement of changes in equity

(In millions of Colombian pesos)

		Attributable to owners of parent
		Subscribed	Additional		Other			Non–
		and paid–	paid–in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 31, 2020		25,040,067	6,607,699	9,635,136	7,947,062	669,900	49,899,864	3,599,499	53,499,363
Net profit		—	—	—	—	15,649,143	15,649,143	1,981,411	17,630,554
Release of reserves	24.3	—	—	(5,066,156)	—	5,066,156	—	—	—
Dividends declared	24.4	—	—	—	—	(698,984)	(698,984)	(2,008,840)	(2,707,824)
Business combination	12	—	—	—	—	—	—	18,973,080	18,973,080
Change in participation in subsidiaries		—	—	—	—	228,692	228,692	(596,394)	(367,702)
Equity restitution		—	—	—	—	—	—	(14,824)	(14,824)
Appropriation of reserves, net:
Legal	24.3	—	—	168,808	—	(168,808)	—	—	—
Fiscal and statutory reserves	24.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	24.3	—	—	5,377,359	—	(5,377,359)	—	—	—
Other comprehensive income:
(Loss) gain on hedging instruments:
Cash flow hedge for future exports		—	—	—	(808,777)	—	(808,777)	—	(808,777)
Hedge of a net investment in a foreign operation		—	—	—	(2,869,539)	—	(2,869,539)	(1,871)	(2,871,410)
Cash flow hedge with derivative instruments		—	—	—	(105,048)	—	(105,048)	(30,618)	(135,666)
Foreign currency translation		—	—	—	5,812,213	—	5,812,213	159,336	5,971,549
Sale of joint ventures	29	—	—	—	(361,728)	—	(361,728)	—	(361,728)
Remeasurement gains on defined benefit plans		—	—	—	1,743,711	—	1,743,711	33,446	1,777,157
Balance as of December 31, 2021		25,040,067	6,607,699	10,624,229	11,357,894	14,859,658	68,489,547	22,094,225	90,583,772

		Attributable to owners of parent
		Subscribed	Additional		Other			Non–
		and paid–	paid–in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 31, 2019		25,040,067	6,607,699	3,784,658	6,646,660	12,334,706	54,413,790	3,817,838	58,231,628
Net profit		—	—	—	—	1,586,677	1,586,677	1,151,176	2,737,853
Release of reserves	24.3	—	—	(540,826)	—	540,826	—	—	—
Dividends declared	24.4	—	—	—	—	(7,401,005)	(7,401,005)	(1,425,586)	(8,826,591)
Change in participation in subsidiaries		—	—	—	—	—	—	249	249
Appropriation of reserves, net:
Legal	24.3	—	—	1,325,148	—	(1,325,148)	—	—	—
Fiscal and statutory reserves	24.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	24.3	—	—	4,557,074	—	(4,557,074)	—	—	—
Other comprehensive income:
(Loss) gain on hedging instruments:
Cash flow hedge for future exports		—	—	—	(722)	—	(722)	—	(722)
Hedge of a net investment in a foreign operation		—	—	—	(364,343)	—	(364,343)	—	(364,343)
Cash flow hedge with derivative Instruments		—	—	—	40,443	—	40,443	14,629	55,072
Foreign currency translation		—	—	—	1,528,803	—	1,528,803	41,193	1,569,996
Remeasurement gains on defined benefit plans		—	—	—	96,221	—	96,221	—	96,221
Balance as of December 31, 2020		25,040,067	6,607,699	9,635,136	7,947,062	669,900	49,899,864	3,599,499	53,499,363

Ecopetrol S.A.

Consolidated statement of changes in equity

(In millions of Colombian pesos)

		Attributable to owners of parent
		Subscribed	Additional		Other			Non–
		and paid–in	paid–in		comprehensive	Retained		controlling	Total
	Note	capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 31, 2018		25,040,067	6,607,699	5,138,895	8,380,761	9,970,492	55,137,914	1,969,866	57,107,780
Net profit		—	—	—	—	13,744,011	13,744,011	1,261,144	15,005,155
Release of reserves		—	—	(3,050,703)	—	3,050,703	—	—	—
Dividends declared	24.4	—	—	(3,659,386)	—	(9,251,256)	(12,910,642)	(1,010,206)	(13,920,848)
Business combination		—	—	—	—	—	—	1,606,390	1,606,390
Other movements		—	—	—	—	176,608	176,608	(350)	176,258
Appropriation of reserves, net:
Legal		—	—	1,155,640	—	(1,155,640)	—	—	—
Fiscal and statutory reserves		—	—	509,082	—	(509,082)	—	—	—
Occasional		—	—	3,691,130	—	(3,691,130)	—	—	—
Other comprehensive income:
Gain (loss) on hedging instruments:
Cash flow hedge for future exports		—	—	—	238,331	—	238,331	—	238,331
Hedge of a net investment in a foreign operation		—	—	—	(61,267)	—	(61,267)	—	(61,267)
Cash flow hedge with derivative Instruments		—	—	—	34,651	—	34,651	11,800	46,451
Foreign currency translation		—	—	—	29,507	—	29,507	(20,806)	8,701
Remeasurement loss on defined benefit plans		—	—	—	(1,799,829)	—	(1,799,829)	—	(1,799,829)
Other movements		—	—	—	(175,494)	—	(175,494)	—	(175,494)
Balance as of December 31, 2019		25,040,067	6,607,699	3,784,658	6,646,660	12,334,706	54,413,790	3,817,838	58,231,628

Ecopetrol S.A.

Consolidated statement of cash flows

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2021	2020	2019
Cash flow in operating activities:
Net profit for the period		17,630,554	2,737,853	15,005,155
Adjustments to reconcile the net profit to net cash provided by operating activities:
Income tax expense	10	8,795,263	2,038,661	4,718,413
Depreciation, depletion, and amortization	14,15,16,17	10,159,922	9,324,538	8,582,783
Loss (gain) foreign exchange, net	29	31,726	(346,774)	(40,639)
Realization of other comprehensive income from the sale of a joint venture	29	(361,728)	—	—
Finance cost of loans and borrowings	29	3,095,224	2,384,342	1,894,490
Finance cost of post–employment benefits and abandonment costs	29	1,043,728	872,987	757,509
Write off of exploratory assets and dry wells	15	486,408	448,132	340,271
Loss on disposal of non–current assets		61,846	246,317	121,121
Gain on revaluation of assets in Guajira association		—	(1,284,372)	—
Gain on acquisition of participations and interests		—	(86,026)	(1,048,924)
Gain on loss of control		—	(65,695)	—
Impairment loss of short-term assets	28	83,773	34,416	90,441
Impairment loss of non-current assets	18	33,351	633,156	1,762,437
(Gain) loss on fair value adjustment of financial assets	20.7	(7,431)	(43,948)	18,551
Loss on hedging transactions with derivatives		19,485	—	—
Share of profit of associates and joint ventures	13	(426,164)	(76,336)	(366,904)
Net gain on the sale of assets held for sale		(3,840)	(5,635)	(2,846)
Hedge ineffectiveness	30.3	24,496	9,779	5,173
Realized loss on foreign exchange cash flow hedges	25	249,978	193,374	386,773
Net change in operational assets and liabilities:
Trade and other receivables		(9,457,451)	678,349	2,381,905
Inventories		(2,980,134)	716,077	(597,552)
Trade and other payables		3,117,982	(2,550,411)	1,389,064
Tax assets and liabilities		(2,448,882)	(1,256,889)	(1,409,334)
Provisions for employee benefits		(222,356)	465,062	(234,629)
Provisions and contingencies		(163,737)	(30,185)	(253,043)
Other assets and liabilities		(523,090)	(392,843)	(492,745)
		28,238,923	14,643,929	33,007,470
Income tax paid		(5,702,902)	(5,457,225)	(5,295,703)
Net cash provided by operating activities		22,536,021	9,186,704	27,711,767
Cash flow in investing activities:
Investment in joint ventures	13	(44,735)	—	—
Acquisition of subsidiaries, net of acquired cash	12	(8,951,587)	—	—
Investment in property, plant, and equipment	14	(6,117,588)	(5,032,317)	(4,012,659)
Investment in natural and environmental resources	15	(6,733,028)	(5,994,462)	(9,798,193)
Acquisitions of intangibles	17	(444,346)	(90,082)	(168,289)
Proceeds from the sale of the other financial asset, net		1,282,903	2,107,856	3,117,549
Interests received	29	266,116	299,246	481,674
Dividends received	13	206,048	157,241	189,169
Proceeds from sales of assets		17,986	23,713	154,780
Net cash used in investment activities		(20,518,231)	(8,528,805)	(10,035,969)
Cash flow in financing activities:
Proceeds from borrowings		24,666,792	13,805,403	359,876
Repayment of borrowings		(11,267,540)	(5,003,885)	(1,596,630)
Interest payments		(3,333,555)	(2,345,683)	(1,766,223)
Lease payments	16	(336,030)	(350,539)	(300,326)
Dividends paid	24.4	(2,771,287)	(8,734,351)	(13,867,029)
Net cash provided (used) in financing activities		6,958,380	(2,629,055)	(17,170,332)
Exchange difference in cash and cash equivalents	20.7	491,428	(22,294)	258,548
Net increase (decrease) in cash and cash equivalents		9,467,598	(1,993,450)	764,014
Cash and cash equivalents at the beginning of the year		5,082,308	7,075,758	6,311,744
Cash and cash equivalent at the end of the year	6	14,549,906	5,082,308	7,075,758

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.           Reporting entity

Ecopetrol is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Business Group. Its corporate purpose is to develop commercial or industrial activities arising from or related to the exploration, production, refining, transportation, storage, distribution, and selling of hydrocarbons, their by-products, and associated products, as well as the supplying of electric power transmission, design, development, construction, operation and maintenance of roads and projects related to energy infrastructure, and information technology and telecommunications services, directly or through its subsidiaries (collectively referred to “Ecopetrol Business Group”).

An 11.51% of Ecopetrol’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol is Bogotá – Colombia, Carrera 13 No. 36 – 24.

2.           Basis for presentation

2.1         Statement of compliance and authorization of financial statements

The consolidated financial statements of Ecopetrol and its subsidiaries as of December 31, 2021, and 2020 and for each of the three years in the period ended December 31, 2021, 2020, and 2019 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Accounting policies described in Note 4 have been applied consistently in all years presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Ecopetrol on April 25, 2021.

2.2         Basis for consolidation

The consolidated financial statements were prepared by consolidating all companies set out in Exhibit 1, which are those over which Ecopetrol exercises direct or indirect control. Control is achieved when the Ecopetrol Business Group:

●	has power over the investee (including rights to manage relevant activities);
●	is exposed, or has the rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its operational returns. This instance occurs when the Ecopetrol Business Group has less than a majority of the voting rights of an investee, and it still has the power over the investee to provide it with the practical ability to direct the relevant activities of the investee unilaterally. The Ecopetrol Business Group considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient or not to give it power, including:
a)	the percentage of the Ecopetrol Business Group’s voting rights relative to the size and apportionment of the shares of other vote holders;
b)	potential voting rights held by the Ecopetrol Business Group, other vote holders or other parties;
c)	rights arising from other contractual arrangements; and
d)	any additional facts and circumstances that indicate that the Ecopetrol Business Group has, or does not have, the current ability to direct the relevant activities, at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

All intercompany assets and liabilities, equity, income, expenses, and cash flows relating to transactions between entities of the Ecopetrol Business Group were eliminated on consolidation. Unrealized losses are also eliminated. Non–controlling interest represents the proportion of profit, other comprehensive income and net assets in subsidiaries that are not attributable to Ecopetrol shareholders.

The following subsidiaries had changes in the Group:

2021

Acquisition of Interconexión Eléctrica S.A. E.S.P.

On August 20, 2021, the Ecopetrol acquired 51.4% of the outstanding shares of Interconexión Eléctrica S.A. E.S.P. (ISA), thus obtaining control of the company. See Note 12.

As of December 2021, ISA is a Multi-Latin business group with operations in the electric power transmission, toll roads concessions, and telecommunications businesses, through 50 subsidiaries, 11 joint ventures and 1 associate, in 6 countries in South and Central America. See the subsidiaries in Exhibit 1.

Divestment of Ecopetrol Energía S.A.S. E.S.P.

As a result of the acquisition of ISA and considering the regulatory restrictions, the inter-administrative contract signed for the purchase between Ecopetrol, and the Ministry of Finance and Public Credit includes a clause committing the divestment of Ecopetrol Energía S.A.S. E.S.P. The transactions of this company are not material to the consolidated financial statements.

New companies in Singapore

On July 1, 2021, the constitution of Ecopetrol Singapore Pte Ltd. was concluded, in which Ecopetrol directly owns 100% of its share capital. This subsidiary owns 100% of the share capital of Ecopetrol Trading Asia Pte Ltd., whose main purpose is the international commercialization of crude and refined products of the Ecopetrol Business Group and of third parties in Asia. Both companies are domiciled in Singapore.

2020

ECP Oil and Gas Germany GmbH

The liquidating agency for ECP Oil and Gas Germany GmbH submitted the report and the liquidation balance on December 11, 2020. Therefore, the company is no longer part of Ecopetrol Business Group from the date above on.

Bioenergy S.A.S and Bioenergy Zona Franca S.A.S.

On June 24, 2020, the Superintendence of Companies issued the liquidation orders decreeing on the termination of the reorganization process and the opening of the judicial liquidation process of Bioenergy S.A.S and Bioenergy Zona Franca S.A.S. The latter process will be carried out according to the law on business insolvency – Act 1116/2006, and under the direction of the aforementioned Superintendence. Consequently, as of this date Ecopetrol Business Group does not have control over these companies, and they are no longer part of the consolidated figures. As a result, reduction of net assets was recognized due to the loss of control with an impact on the results of the Business Group for $65,570. The Group does not recognize additional liabilities related to these companies.

2019

Additional ownership interest in Invercolsa

In November 2019, Ecopetrol obtained an additional 8.53% ownership interest in Invercolsa, through the Supreme Court of Justice final ruling stating that Mr. Fernando Londoño’s attempt to acquire Invercolsa’s shares owned by Ecopetrol was not valid. As a result, Ecopetrol obtained control of Invercolsa, with a total ownership interest of 51.88%. No consideration was paid for the shares obtained because of the judicial ruling.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The subsidiaries that started being consolidated because of obtaining control of Invercolsa are as follows:

●	Inversiones de Gases de Colombia S.A., whose main corporate purpose is to hold investments in companies associated with activities in the energy sector; the exploration, exploitation, refining, transformation, transport, distribution and sale of hydrocarbons and their derivatives in the national territory; and to encourage the establishment of new companies and to hold shares or corporate interests therein.
●	Alcanos de Colombia S.A. E.S.P., whose main corporate purpose is to provide fuel gas to homes in Neiva and throughout Colombia; to construct and operate gas pipelines, distribution networks, regulation, measurement and compressor stations and any works undertaken necessary for the management and commercialization of public services.
●	Metrogas de Colombia S.A. E.S.P., whose main corporate purpose is to commercialize and distribute fuel gas; to explore, store, use, transport, refine, purchase, sell and distribute hydrocarbons and their derivatives in all their forms and representations.
●	Gases del Oriente S.A. E.S.P., whose main corporate purpose is to provide fuel gas to homes by distributing gas and performing all activities complementary to the provision thereof.
●	Promotora de Gases del Sur S.A. E.S.P., whose main corporate purpose is to promote the affiliation of national or foreign capital, public or private and to achieve the gas massification project in the Huila department, through a gas pipeline from the Neiva municipality to the Hobo municipality.
●	Gasoducto de Oriente S.A., whose main corporate purpose is to design and construct hydrocarbon production and treatment plants, such as gas pipelines, oil pipelines and others, as well as to invest in projects related thereto.
●	Combustibles Líquidos de Colombia S.A. E.S.P., whose main corporate purpose is to commercialize wholesale fuel gas, to distribute LPG to homes and to carry out complementary activities to this distribution, as well as to store, transport, package, distribute and sell LPG.

New companies in the United States of America

In July 2019, two companies were incorporated to enable the operation between Ecopetrol and Occidental Petroleum Corp. (OXY), whereby it was agreed to form a Joint Operation to execute a joint plan for the development of Unconventional Deposits in the Texas Permian Basin.The two companies incorporated were the following:

●	Ecopetrol USA Inc., whose corporate purpose is to participate in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.
●	Ecopetrol Permian LLC., whose corporate purpose is to carry out any or all lawful businesses for which limited liability companies can be organized in accordance with the Delaware Limited Liability Companies Act.

New companies in Mexico

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

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The fair value is the price that would be received from selling an asset or that would be paid for transferring a liability among market participants, in an orderly transaction, on the date of measurement. When estimating the fair value, the Ecopetrol Business Group uses assumptions that market participants would use for pricing an asset or liability at current market conditions, including risk assumptions, which maximize the value (highest and best use) of the asset or liability.

2.4         Functional and presentation currency

The consolidated financial statements are presented in Colombian Pesos, which is the Ecopetrol’s functional currency. For each Ecopetrol Business Group entity, its functional currency is determined based of the main economic environment where it operates.

The statements of profit or loss, and cash flows of subsidiaries with functional currencies different from Ecopetrol’s functional currency are translated at the exchange rates on the dates of the transaction or based on the monthly average exchange rate. Assets and liabilities are translated at the closing exchange rate, and other equity items are translated at exchange rates at the time of the transaction. All resulting exchange differences are recognized in other comprehensive income. On disposal of all or significant part of a foreign operation, the cumulative translation adjustment related to the foreign operation is reclassified to profit or loss.

The financial statements are presented in Colombian pesos rounded up to the closest million unit (COP$ 000,000) except when otherwise indicated.

2.5         Foreign currency

Transactions in foreign currencies are initially recorded by the Ecopetrol Business Group’s entities at their respective functional currency spot rates at the transactions date. Monetary items denominated in foreign currencies are translated at the functional currency spot rates prevailing at the reporting date. Differences arising on settlement, or translation, or monetary items are recognized in profit or loss, in financial results, net, except those resulting from the conversion of loans and borrowings designated as cash flow hedges or net investment in a foreign operation hedge, which are recognized in other comprehensive income within equity. When the hedged item affects the financial results, exchange differences accumulated in equity are reclassified to profit or loss as part of operating results.

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

An asset or liability is classified as current when:

●	It is expected to be realized or intended to be sold or consumed (or expected to be settled, in the case of liabilities) in the ordinary course of business;
●	Held mainly for the purpose of trading;
●	Expected to be realized (or to be settled, in the case of liabilities) within twelve months after the reporting period; or
●	In the case of the assets, it is cash or a cash equivalent, unless the exchange of such asset or liability is restricted or to be used to settle a liability at least twelve months after the reporting period; or
●	In the case of a liability, there is no unconditional right to defer settlement of the liability until at least twelve months after the reporting period.

Other assets and liabilities are classified as non–current.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Deferred tax assets and liabilities are classified as non–current assets and liabilities.

2.7         Earnings per share

Basic earnings per share is calculated by dividing the profit for the year attributable to equity holders of Ecopetrol, the parent company, by the weighted average number of ordinary shares outstanding during the year. There is no potential dilution of shares.

2.8         Considerations and effects of Covid-19

Adverse impacts continue to evolve globally and domestically, and it is difficult to predict their ramifications. The COVID-19 pandemic forced companies to deal with the crisis not only by taking timely actions to protect the health and safety of their employees and ensure the continuity of operations, sales of products and service provision, but also to reflect in-depth about previously established goals, the impact of the pandemic on mid-term and long-term choices and the creation of new strategic plans.

Throughout the pandemic of Covid-19, the Ecopetrol Business Group has taken the measures to ensure the sustainability of the business, prioritizing the opportunities for cash generation with better equilibrium prices, maintaining growth dynamics with a focus on executing strategic asset development plans, and preserving the value of assets through investments that provide reliability, integrity, and continuity to the current operation in refineries, transportation systems, and production fields.

In 2021, the Ecopetrol Business Group executed the vaccination program for its employees through the mechanism called “Empresarios por la Vacunación”, led by the National Association of Business of Colombia (ANDI), in accordance with the regulations issued by the National Government. In this way, the business sector contributed to speeding up vaccination against Covid-19 and advancing in a safer way of working.

Throughout the year, Ecopetrol also participated in a program for country support, focused on economic reactivation in sustainable development projects. This plan contemplates the execution of resources for social investment against Covid-19 in the areas of operations and communities from areas of influence in Colombia.

The Ecopetrol Business Group will continue monitoring the evolution of the Covid-19 pandemic and the markets, reviewing the indicators of impairment of non-current assets and investments in companies, the behavior of accounts receivables, fair value measurements of financial assets, changes in operating income, reserve levels, among others.

Regarding the oil and gas industry, the behavior of the prices of crude oil and products during the year 2021 showed a recovery due to factors such as i) the efforts of the Organization of Petroleum Exporting Countries (OPEC) to keep the market balanced, ii) the progress of vaccination campaigns in several countries around the world, iii) the strengthening of the demand for fuels, driven by the economic recovery, once the peaks of COVID-19 in Colombia had been overcome and iv) the elimination of restrictions on international routes. Such factors shaped the expectations of a sustained recovery.

On the other hand, ISA’s business did not incur in any significant negative effect on service revenues, considering its business nature, management, and hedging policy. ISA has identified and analyzed, for each business unit, impacts on operations and maintenance, execution of projects and procurement as well as the possible impacts on expected growth and business models.

The Ecopetrol Group is subject to mandatory protocols to be able to return to day-to-day activities and mitigate and adequately manage the COVID-19 situation. Considering the spread of coronavirus, the Ministry of Health and Social Protection (Ministerio de Salud y Protección Social) issued Resolution 777 of June 2, 2021, adopting the general biosecurity protocol to mitigate, control and perform the adequate management of COVID-19.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The protocol, which is applicable to all economic and social activities, include: training direct employees and contractors hired by means of services agreements or those for the execution of a specific task about the measures indicated in the biosecurity protocol; implementing the actions that will allow to guarantee the continuity of the activities and the integral protection; adopting administrative control measures for reducing exposure, such as flexible shifts and working schedules, as well as encouraging work from home; incorporating in the official communication channels and attention centers information related to selfcare, prevention, propagation and attention of COVID-19; requesting assistance and technical assessment from the Occupational Risks Insurance Company to verify the measures adopted to their different activities; implementing special protocols for cleaning and disinfection of the facilities; modifications to the workspace to comply with social distancing and comply with the requirements of personal hygiene; use virtual content to strengthen skills and communicate with employees; creating return to work strategies including employees vaccinated and those who decide not to get inoculated, among others.

Additionally, other activities were implemented by the Ecopetrol Business Group to define preventive and protective actions, such as validation protocols with epidemiologists, international benchmarking to share experiences with other companies that are in similar situations, and human factors evaluations with psychologists.

These or similar measures were also adopted in other countries where the Ecopetrol Business Group operates, in accordance with the local regulations.

In the event home office mode is to be imposed indefinitely, we will have to comply with the requirements for teleworking modality established on Law 1221 of 2008 and Decree 884 of 2012. For the adoption of these protocols, we may be required to incur additional costs and expenses to allocate funds to industrial safety and health compliance under Colombian law.

2.9        Conflict Russia - Ukraine

After weeks of intense tensions between Russia and Ukraine, as well as with the West, on February 24, 2022, Russia launched a full-scale military invasion of Ukraine.  This war has increased volatility in the capital markets and has caused many commodities to rise due to supply risk (Brent crude oil prices have reached levels above 100 USD per barrel and natural gas prices in Europe have exceeded 30 USD/mmbtu).

The ability of Ecopetrol to access international and local capital markets and finance operations and potentially refinance the debt maturities on terms acceptable to Ecopetrol could be adversely affected due to the volatility in prices in the oil and gas sector, the escalation of the military conflict between Ukraine and Russia, the disruptions on Russia’s energy exports as a result of sanctions, the global economy impacts due to energy supply shocks, the potential impacts on demand of further lockdowns or outbreaks of COVID-19, the lack of consensus among OPEC+ members, the political uncertainty in the region, the discovery of corruption by governments and private companies in emerging markets and further geopolitical disruptions in the world, which could involve developed countries, and in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in the section Risk Review—Risk Factors—Risks Related to Our Business of the annual report in Form 20-F. These conditions, along with significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms. Our cost and ability to obtain capital might be affected as well if the creditors of Ecopetrol and potential investors believe that we are not actively responding to the new low carbon economy, integrating TESG considerations in the operation and management, addressing risks related to climate change and energy transition, and meeting TESG targets; considering further the evolving restrictions to invest in pure fossil fuels companies announced by certain investors worldwide.

3.           Significant estimates and accounting judgments

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, sales revenues, costs, and commitments recognized in the financial statements and the accompanying disclosures. The Ecopetrol Business Group based its assumptions and estimates on parameters available when these consolidated financial statements were prepared. Uncertainty about these assumptions and estimates could result in outcomes that required a material adjustment to the carrying amount of assets or liabilities affected in future periods. Changes in estimates are adjusted prospectively in the period in which the estimate is revised.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In the process of applying the Ecopetrol Business Group’s accounting policies, management has made the following judgments and estimates which have the most significant impact on the amounts recognized in the consolidated financial statements:

3.1         Oil and gas reserves

Hydrocarbon reserves are estimates of the amounts of hydrocarbons that can be economically and legally extracted from the Ecopetrol Business Group’s oil and gas properties.

The reserves estimation is performed annually as of December 31 in accordance with the United States Securities and Exchange Commission (SEC) definitions and rules set forth in Rule 4–10(a) of SEC Regulation S–X and the disclosure guidelines contained in the SEC final rule – Modernization of Oil and Gas Reporting.

As required by current regulations, the future estimated date on which a field will no longer produce for economic reasons, is based on actual costs and average of crude prices (calculated as the arithmetical average of prices on the first day of the past 12 months). The estimated date for end of production will affect the amounts of reserves, unless the prices have been defined by contractual agreements; therefore, if the prices and costs change from one year to the next, the proved reserves estimate also changes. Generally, our proved reserves decrease as prices go down and increase when prices go up.

Reserves estimation is an inherently complex process, and it involves professional judgments. Reserves estimation is prepared using geological, technical, and economic factors, including projections of future production rates, oil prices, engineering data and duration and amounts of future investments, and they imply a certain degree of uncertainty. These estimations reflect the regulatory and market conditions existing on the date of reporting, which could significantly differ from other conditions during the year or in future periods.

Any changes in regulatory and/or market conditions and assumptions could materially affect the reserves estimation.

Impact of oil reserves and natural gas in depreciation and depletion

Changes to estimations for proven developed reserves may affect the carrying amounts of exploration and production assets, natural resources and environment, goodwill, liabilities for dismantling and depreciation, depletion, and amortization. With all other variables remaining unchanged, a decrease in estimated proven reserves would increase, prospectively, depreciation, depletion, and amortization costs, while an increase in reserves would reduce depreciation and amortization expenses, as depreciation, depletion and amortization charges are calculated using the units of production method.

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation, depletion, and amortization, is presented in Notes 14 and 15.

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

The assessments require the use of estimates and assumptions, such as, among other factors: (1) future investments, taxes and costs; (2) useful life of assets; (3) future prices, (4) discount rate, which is reviewed annually, and is determined as the weighted average cost of capital (WACC), and (5) changes in regulation. Specifically for crude oil and gas assets, the following are also included: (6) estimation of volumes and market value of oil and natural gas reserves and (7) production profiles of oil fields and future production of refined and chemical products. The recoverable amount is compared with the net book value of the asset, or of the cash-generating unit (CGU), thus determining whether the asset is impaired or if the impairment recognized in prior periods should be reversed.

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

Future oil and refined products prices assumptions are estimated at current market conditions related to upstream and downstream. For oil and gas asset, expected production volumes, which comprise proven unproved, probable, and possible reserves are used for impairment testing because management believes this to be the most appropriate indicator of expected future cash flows, which would also be considered by market participants. Reserves estimates are inherently imprecise and subject to risk and uncertainty. Furthermore, projections about unproved volumes are based on information that is necessarily less robust than what is available for mature reservoirs.

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may also impact the recoverable amount of assets and/or CGUs, hence, may also affect the recognition of an impairment loss or the reversal of prior period impairment amounts.

3.3         Exploration and evaluation costs

The application of the Ecopetrol Business Group’s accounting policy for exploration and evaluation costs requires judgment to determine whether future economic benefits are likely, either from future exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. Certain exploration and evaluation costs are initially capitalized when it is expected that commercially viable reserves will result. The Ecopetrol Business Group uses its professional judgment of future events and circumstances and makes estimates to assess annually the generation of future economic benefits for extracting oil resources, as well as technical and commercial analyses to confirm its intention of continuing their development. Changes regarding available information, such as drilling success level or changes in the project’s economics, production costs, and investment levels, as well as other factors, may result in capitalized exploration drilling costs being recognized in profit or loss for the period. The expenses for dry wells are included in operating activities in the consolidated statement of cash flows.

3.4         Determination of cash generating units (CGU)

The allocation of assets in cash generating units requires significant judgment, as well as assessments regarding integration among assets, the existence of active markets, and similar exposure to market risk, shared infrastructure, and the way in which management monitors the operations. See Note 4.13 – Impairment of non-current assets for more information.

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

The calculations for these estimations are complex and involve significant judgments by Management. The ultimate decommissioning costs are uncertain and cost estimates can vary in response to many factors, including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing, extent and amount of expenditure may also change, for example, in response to changes in internal cost projections, changes in reserve estimates, future inflation rates and discount rates. The Ecopetrol Business Group considers that the abandonment and dismantling costs are reasonable, based on the experience of the Ecopetrol Business Group and market conditions; nevertheless, significant variations in external factors used for the calculation of the estimation could significantly impact the amounts recorded in the financial statements. See Note 4.14 - Provisions and contingent liabilities (Obligation to withdraw assets).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

3.6         Pension plan and other benefits

The determination of expenses, liabilities and adjustments relating to pension plans and other defined retirement benefits makes it necessary for management to use its judgment in the application of actuarial assumptions made in the actuarial calculation. The actuarial assumptions include estimates regarding future mortality, retirement, changes in compensation and discount rate to reflect the time value of money, in addition to the rate of return on the plan’s assets. Due to the complexity in the valuation of these variables, as well as their long-term nature, the estimated amounts are quite sensitive to any change in these assumptions.

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

The determination of the recoverable amount is described in Note 4.13, and its calculation requires assumptions and estimates. The Ecopetrol Business Group considers that the assumptions and estimations used are reasonable and supportable based on the current market conditions and are aligned to the risk profile of the related assets. However, if different assumptions and estimations are used, they could lead to different results. Valuation models used to determine fair value are sensitive to changes in the underlying assumptions. For example, sales volumes and prices that will be paid for the purchase of raw materials are assumptions that may vary in the future. Adverse changes in any of these assumptions could lead to the recognition of goodwill impairment.

3.8         Litigation

The Ecopetrol Business Group is subject to claims relating to regulatory and arbitration proceedings, tax assessments and other claims arising in the normal course of business. Management evaluates these claims based on their nature, the likelihood that they materialize, and the amounts involved, to decide on the amounts recognized and/or disclosed in the financial statements.

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

Tax positions taken involve a thorough assessment by Management and are reviewed and adjusted in response to situations such as expiration in the applicability of laws, closing of tax audits, additional disclosures caused by any legal issue or a court decision relevant to a particular tax issue. The Ecopetrol Business Group records provisions based on estimated potential liabilities that could be derived from a tax audit. The amount of these provisions depends on factors such as previous experience in tax audits and different interpretations of tax legislation. The actual results may differ from the estimates recorded.

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

3.11         Provision for significant maintenance and replacement

Ecopetrol Business Group has contractual obligations under its road and electric power transmission concession agreements to provide the replacement and maintenance activities. The amount of the provision is based on qualitative and quantitative analyzes made by Ecopetrol Business Group's maintenance area and an estimate of disbursements for major maintenance and replacements, which considers the current market prices of the components to be replaced at the time to recognize the provision.

3.12         Traffic projections for road concessions

The revenue for the services provided under the road concessions related to certain contracts, which are accounted under the financial asset model of IFRIC 12, is calculated through the present value of future revenue cash flow. This estimation is based on traffic studies made by an independent entity based on GDP projections among other variables according to the concession.

3.13         Energy power transmission concessions agreements

Ecopetrol Business Group operates energy transmission concessions in Colombia, Peru, Chile, Bolivia, and Brazil under public service concession agreements in which the grantor controls or regulates the services provided by the concessionaire, to whom they are provided, and at what price.

3.14         Business combination

According to IFRS 3, Business combinations, applying the acquisition method implies to identify the assets acquired and liabilities assumed and measure them at fair value on the acquisition date, subject to certain exceptions. For each kind of asset or liability, fair value methodologies are applied considering the observable inputs and elements described in IFRS 13 – Fair value measurement.

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, supposing that the market participants act in their economic best interest.

A fair value measurement of a non-financial asset considers a market participant's ability to generate economic benefits by using the asset for its most profitable use or by selling it to another market participant that would use the asset in its highest and best use.

Ecopetrol Business Group uses valuation techniques that are appropriate for the circumstances and for which the data is available and enough to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are classified within the following scale, based on the lowest level input that is significant to the fair value measurement, as follows:

●	Level 1: Quoted (unadjusted) market prices in active markets for identical assets or liabilities. The fair value of the Ecopetrol Business Group’s marketable securities with a quoted market price is based on Level 1 inputs.
●	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observed. Level 2 inputs include prices of similar assets, prices obtained through quotations made by stockbrokers, and prices that can be substantially corroborated with other observable data with the same contractual terms.

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

●	Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable. The Ecopetrol Business Group does not use Level–3 inputs for the measurement of financial assets and liabilities. The Ecopetrol Business Group may use Level–3 inputs for the calculation the recoverable amount of certain non–financial assets for the purpose of impairment testing.

Effective interest rate method

The effective interest rate method is a method of calculating the amortized cost of a financial instrument and accounting of income or financial cost over the relevant period. The effective interest rate is the discount rate that exactly discounts estimated future cash receipts or payments (including all fees, transaction costs and other premiums or discounts) through the expected life of the financial instrument (or, when appropriate, at a shorter period), to the net carrying amount on initial recognition. This methodology is also applied to the instrument’s measurement related to the concession financial assets.

Impairment

The Ecopetrol Business Group evaluates if there is objective evidence that a financial asset or group of financial assets are impaired. Financial assets are evaluated for the impairment indicators at the end of each reporting period. Financial assets are considered impaired when there is objective evidence that, because of one or more events that occurred after initial recognition, the estimated future cash flows of the asset have been affected. For financial assets measured at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

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

Restricted cash is a monetary resource with the objective of allocating it to specific and previously determined purposes.

4.1.2      Financial assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Ecopetrol Business Group has applied the practical expedient, Ecopetrol Business Group initially measures a financial asset at its fair value plus, and, in the case of a financial asset not at fair value through profit or loss, at transaction costs. Trade receivables that do not contain a significant financing component or for which the Ecopetrol Business Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

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

b)	Financial assets measured at fair value with changes in other comprehensive income

These are equity instruments of other non–controlled and non–strategic companies not allowing for any type of control or significant influence thereon and where the Ecopetrol Business Group’s management does not intend to negotiate with them in the short term. These investments are recorded at their fair value, and unrealized gains or losses are recognized in other comprehensive income.

c)	Financial assets at amortized cost

This category is the most relevant to Ecopetrol Business Group. The Group's financial assets at amortized cost includes trade receivables, other receivables, loans to associates, and loans to employees.

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

Ecopetrol Business Group measures financial assets at amortized cost if both of the following conditions are met:

●	The asset is held within a business model with the objective to hold financial assets to collect contractual cash flows.
●	The contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment analysis. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Derecognition of financial assets

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

4.1.3      Financial liabilities

Financial liabilities correspond to the financing obtained by the Ecopetrol Business Group through bank credit facilities and bonds, accounts payables to suppliers and creditors.

Bonds and bank credit facilities (this is the category most relevant to the Group) are initially recognized at their fair value, net of directly attributable transactions cost. After initial recognition, interest–bearing credit facilities and bonds are subsequently measured at amortized cost, using the effective interest rate (EIR) method. The effective interest method amortization is included as a financial expense in the statement of profit or loss. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

Accounts payable to suppliers and creditors are short–term financial liabilities recorded at nominal value since it does not significantly differ from fair value.

Derecognition

A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled, or expires. When an existing financial liability has been replaced by another from the same lender, under substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de–recognition of the original liability and recognized as a new liability. The difference between the respective carrying amounts is recognized in the statement of profit or loss.

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

4.1.5      Hedging operations

For purposes of hedge accounting, hedges are classified as:

●	Cash flow hedges: hedges of the exposure to variability in cash flows attributable to a particular risk associated with all, or a component of, a recognized asset or liability or a highly probable forecast transaction, and that could affect profit or loss.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	Hedges of net investments in foreign operations.
●	Fair value hedges: hedges of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or a component of any such item, that is attributable to a particular risk and that could affect profit or loss.

At the inception of a hedge relationship, Ecopetrol Business Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they have been highly effective throughout the financial reporting periods for which they were designated.

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

If the hedging instrument expires or is sold, terminated, or exercised without replacement or rollover, or if its designation as a hedge is revoked or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs is recognized in the consolidated statement of profit or loss. When it is no longer expected that the initially hedged transaction will occur.

Ecopetrol Business Group designates certain loans as a hedging instrument for its exposure to exchange rate risk in future crude oil exports. Additionally, the Group enters positions with derivative financial instruments such as commodity swaps, cross currency swaps or interest rate swaps to hedge commodity price risks, exchange rate risk and interest rate risk, respectively, which may also be designated as cash flow hedges.

4.1.5.2   Hedge of net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similarly to cash flow hedges.

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

4.1.5.3   Fair value hedge

The gain or loss on the hedging instrument shall be recognized in profit or loss or other comprehensive income if the hedging instrument hedges an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income.

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

The cost of other inventories is determined based on the weighted average cost method, which includes acquisition costs (deducting commercial discounts, rebates, and other similar items), transformation, and other costs incurred to bring inventory to their current location and condition, such as transportation costs.

Consumable inventories (spares and supplies) are recognized as inventory and then charged to expense, maintenance, or project to the extent that such items are consumed.

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

4.3         Related parties

Related parties are considered those in which one party can control, or has joint control of the other, or exercises significant influence over the other party in making financial, or operational decisions, or is a member of key management personnel (or close relative of a member). The Ecopetrol Business Group considers related parties to be associates, joint ventures, key management executives, entities managing resources for payment of employee post–employment benefit plans and Colombian government entities for the purposes of certain relevant transactions, such as the purchase of hydrocarbons and the fuel price stabilization fund (see Note 31 – Related parties).

4.3.1      Investments in associates

An associate is an entity over which the Ecopetrol Business Group has significant influence but not control. Significant influence is the power to participate in the financial and operational policy decisions of the investee, but it is not control or joint control over those policies. Generally, these entities are those in which the Ecopetrol Business Group holds an equity interest with voting rights of 20% to 50%. See Exhibit 1 – Consolidated subsidiaries, associates, and joint ventures.

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

After application of the equity method, the Ecopetrol Business Group determines if it is necessary to recognize an impairment on its investment in its associate. The Ecopetrol Business Group determines whether there is objective evidence that the investment is impaired. If there is such evidence, the amount of the impairment is calculated as the difference between the recoverable amount and its carrying value, and then the impairment is recognized in the consolidated profit or loss statement.

When necessary, the Ecopetrol Business Group adjusts the accounting policies of associates to ensure consistency with the policies adopted by the Ecopetrol Business Group. Additionally, the equity method of these companies is measured on their most recent financial statements.

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

When Ecopetrol participates as a non–operator partner, it recognizes the assets, liabilities, sales revenues, cost of sales and expenses based on the operator’s report. When Ecopetrol is the direct operator of joint venture contract, it recognizes its percentage of assets, liabilities, sales revenues, costs, and expenses, based on the participation of each partner in the items corresponding to assets, liabilities, sales revenues, costs, and expenses.

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

4.6         Property, plant, and equipment

Recognition and measurement

Property, plant, and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Tangible components related to natural and environmental resources are part of property, plant, and equipment.

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

Spare parts and servicing equipment are recorded as inventories and recognized as an expense as they are used. Major spare parts and stand–by equipment that the entity expects to use during more than one period are recognized as property, plant, and equipment.

Any gain or loss arising from the disposal of a property, plant and equipment is recognized in profit or loss of the period.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Subsequent disbursements

Subsequent disbursements correspond to all payments to be made on existing assets to increase or extend the initial expected useful life, increase productivity or productive efficiency, allow for significant reduction of operating costs, increase the level of reserves in exploration or production areas or replace a part or component of an asset that is considered critical for the operation.

The costs of repair, conservation and maintenance of a day-to-day nature are expensed as incurred. However, disbursements related to major maintenance are capitalized.

Depreciation

Property, plant, and equipment is depreciated using the straight–line method, except for those associated with exploration and production activities which are depreciated using the units–of–production method. Technical useful lives are updated annually considering factors such as: additions or improvements (due to parts replacement or critical components for the asset’s operation), technological advances, obsolescence, and other factors; the effect of this change is recognized from the period in which it was executed. Depreciation of an asset starts when it is ready to be used.

Useful lives are determined based on the period over which an asset is expected to be available for use, physical exhaustion, technical or commercial obsolescence and legal limits or restrictions over the use of the asset.

The estimated useful life of assets fluctuates in the following ranges:

Plant and equipment	10 – 55 years
Pipelines, networks, and lines	10 – 63 years
Buildings	10 – 100 years
Other	3 – 35 years

Lands are recognized separately from buildings and facilities, and it is not subject to depreciation.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

All capitalized costs are subjected to technical and commercial revisions at least once a year to confirm the evaluation and exploration efforts continue the fields; otherwise, these costs are written off through to profit or loss.

Exploration costs are net of the revenues obtained from the sale of crude oil during the extensive testing period, net of cost of sales since they are considered necessary to complete the asset.

Development costs

Development costs correspond to those costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering, and storing. When a project is approved for development, the corresponding capitalized acquisition and exploration costs are classified as natural and environmental resources and costs after the exploration phase are capitalized as development costs of the properties that contain such natural resources. All development costs are capitalized, including drilling costs of unsuccessful development wells.

Production costs

Production costs are those incurred to operate and maintain productive wells and are part of the corresponding equipment and facilities. Production activity includes extraction of oil and gas to the surface, its gathering, treatment, and processing as well as storage in the field. Production costs are expenses recorded in the consolidated statement of profit or loss as incurred unless they add oil and gas reserves, in which case they are capitalized.

Production and support equipment is recognized at cost and is part of property, plant, and equipment subject to depreciation.

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

Impairment

Assets associated to exploration, evaluation and production are subject to review for possible impairment in their carrying amount. See Notes 3.2 — Impairment of non-current assets and 4.13 — Impairment of non–current assets.

4.8         Capitalization of borrowing costs

Borrowing costs related to the acquisition, construction or production of a qualifying asset that requires a substantial period to get ready for its intended use are capitalized as part of the cost of such asset when it is probable that future economic benefits associated with the item will flow to the Ecopetrol Business Group and costs can be measured reliably. Other borrowing costs are recognized as finance costs. Projects that have been suspended but that the Ecopetrol Business Group intends to continue to pursue their development in the future, are not considered qualifying assets for the purpose of capitalization of borrowing costs.

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

Easements

Easements are rights obtained for the use part of land for the installation of a transmission line. This implies restrictions on the use of the land by the owner and authorizations to Ecopetrol Business Group to build, operate, or maintain the transmission lines. These intangible assets are permanent rights with an indefinite term of use. Although the transmission lines to which these easements are related have a finite useful life, the rights do not expire, and Ecopetrol Business Group may replace the transmission lines at the end of their useful life or make use of said rights for any other service related to transmission electricity and telecommunications. Easements have an indefinite useful life, so they are not amortized and are reviewed annually for impairment.

4.10       Concessions

Ecopetrol Business Group operates concessions under public service concession agreements, in which the grantor controls or regulates the services provided by the concessionaire, whom they are provided to, and price of the service.

IFRIC 12, Service Concession Arrangements, establishes general guidelines for the recognition and measurement of rights and obligations related to concession agreements and applies when the granting authority controls or regulates which services the concessionaire should provide with the infrastructure, to whom the services should be provided and at what price, and controls any significant residual interest in the infrastructure at the end of the concession period.

Concessions that meet the above criteria and in which Ecopetrol Business Group has the obligation to return the assets to the grantor or the grantor retains any residual interest in the infrastructure at the end of the concession term are recognized according to IFRIC 12 - Concession Agreements of services.

The Ecopetrol Business Group applies the guidance of IFRIC 12, on concessions that meet the criteria above, otherwise, Ecopetrol Business Group applies the guidance of IFRS 16 - Leases. Revenue from services is measured and recognized according IFRS 15 – Revenue from contracts with customers. In the other hand, the financial concession assets are measured and recognized according to IFRS 9 – Financial Instruments.

The details of each type of concession by country is disclosed in Note 25.

Intangible asset model

Concessions in which Ecopetrol Business Group does not have a contractual right to receive cash or another financial asset from the grantor but has the right to charge users in exchange for the services provided, are recognized under the intangible asset model. The costs incurred by Ecopetrol Business Group for the construction of the concession infrastructure are on a straight-line basis over the term of the concession period. Revenue from construction or improvement services is recognized according to the level of completion of the construction, based on the costs actually incurred, including at construction margin.

The operation and maintenance costs related to the concession are recognized in the statement of profit or loss once the infrastructure of the concession is ready for its use and Ecopetrol Business Group receives from the grantor the right to receive a fee for the services. Revenues are recognized based on the services provided as established in the concession agreements.

Infrastructure expansions are recognized as intangible asset when they are expected to generate future economic benefits. The renovations costs, improvements and additions are capitalized, while routine maintenance and repairs that do not extend the useful life of the assets are recognized in the profit or loss statement.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Financial asset model

Concessions in which Ecopetrol Business Group has a contractual right to receive cash or another financial asset from the grantor for the services provided under the concession agreements and the grantor has little or no power to avoid payment are recognized under financial asset model. In this model the financial asset is classified as a financial asset concession, according to IFRS 9 – Financial Instruments. This asset accrues interest using the effective interest rate method (see Note 4.1).

Mixed model for concessions

This model is applied when the contract simultaneously includes remuneration commitments guaranteed by the grantor and remuneration commitments that depend on the level of use of the concession infrastructure.

Contract asset model

This business model is developed under electric power transmission concession agreement, associated with the obligation to build, and implement the electric power transmission infrastructure and is classified under the contractual asset model according to IFRS 15 – Revenue from contracts with customers (See Note 4.16). The contractual asset is recognized while the obligation to build and implement the infrastructure is satisfied, and revenue is recognized over the life of the project.

The value of Ecopetrol Business Group's contractual asset is measured as the present value of the future cash flows that include the current remuneration allowed. The future cash flows are estimated at the beginning of the concession or in its extension, and the assumptions of its measurement are adjusted in the periodic fee review. Cash flows are defined based on the remuneration clauses identified in the contract, which is the consideration that Ecopetrol Business Group receives for the provision of the public transmission service to users. These received resources amortize the investments in infrastructure.

Under this methodology, the performance of the concession is recognized by the straight-line method based on the implicit discount rate applied to the value of investments in construction, which considers the specifications of each project. The purpose of the rate is defining the financial component of the contractual asset, and it is determined on the initial date of each concession agreement and remains fixed during the term of the concession.

In general, the construction of the infrastructure made by the operator constitutes a service that is provided to the grantor when there are concession agreements to supply public services, different from the operation and maintenance services, and there is a payment by it.

4.11       Goodwill

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

4.12       Leases

As of January 1, 2019, the Ecopetrol Business Group adopted IFRS 16, “Leases” (“IFRS 16”) applying the modified retrospective scope.

At the beginning of a contract, Ecopetrol Business Group assesses whether a contract is, or contains, a lease. This situation arises if the contract transfers the right to control the use of an identified asset for a period in exchange for a consideration. To assess whether a contract conveys the right to control an identified asset, the regulations of IFRS 16 are used.

Ecopetrol Business Group applies the guidance of IFRS 16 – Leases on concessions contracts that do not meet the criteria of the guidance of IFRIC 12.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Ecopetrol Business Group as a lessee

On the commencement date of the lease, Ecopetrol Business Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying asset during the lease term. The interest expense on the lease liability and the depreciation expense on the right-of-use asset are recognized separately.

In subsequent recognition, Ecopetrol business Group makes a remeasurement of the lease obligation upon the occurrence of events such as: a) changes in the lease term, b) changes in future lease payments resulting from variations in an index or in the rate used for determining the payments. The amount of the remeasurement of the obligation will be recognized as an adjustment to the asset for the right of use.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

4.13       Impairment of non–current assets

In order to evaluate if any non-current assets are impaired, Ecopetrol compares its carrying amount with its recoverable amount at least annually or earlier, if there is any indicator that an asset may be impaired.

For purposes of impairment testing, assets are grouped into cash generating units (CGU), provided that those assets individually considered do not generate cash inflows that, to a greater extent, are independent from those generated by other assets or CGUs. The grouping of assets in different CGUs requires the exercise of professional judgment and the consideration, among other parameters, of the business segments. In this sense, in the Exploration and Production segment, each CGU corresponds to each one of the different contractual areas commonly called “fields”; by exception, in those cases where the cash inflows generated by several fields are interdependent from each other, those fields are grouped into a single CGU. In the case of the Refining and Petrochemicals, each CGUs corresponds to each one of the refineries, petrochemical plants, and companies in this segment of the Ecopetrol Business Group, for the Transportation segment, each pipeline system is considered an independent CGU, and for the Electric power transmission and toll roads concessions segment, which also includes telecommunication business, the CGUs are as follows: 1) energy power transmission; 2) toll roads; and 3) telecommunications.

The recoverable amount of an asset is the higher amount of the fair value less costs of disposal or its value in use. If the recoverable amount of an asset (or of a CGU) is lower than its net carrying amount, such amount (or that of the CGU) is reduced to its recoverable amount, recognizing an impairment loss in profit or loss.

Fair value less costs of disposal is usually higher than the value in use for the asset in the production segment due to some significant restrictions in the estimation of future cash flows, such as: a) future capital expenses that improve the CGU performance, which could result in expected increase of net cash flows, and b) items before taxes that reflect specific business risks, resulting in a higher discount rate.

Fair value less costs of disposal is determined as the sum of the future discounted cash flows adjusted to the estimated risk. The estimations of expected future cash flows used in the assessment of impairment of the assets include estimates of futures commodity prices, supply and demand estimations, and the margins of the products.

Fair value less costs of disposal, as described above, is compared to valuation multiples and quoted prices of shares in companies comparable to Ecopetrol to determine if it is reasonable.

When an impairment loss is recorded, future amortization expenses are calculated based on the adjusted recoverable amount. Impairment losses may be recovered only if the reversal is related to a change in estimations used after impairment loss was recognized in previous periods. These recoveries do not exceed the carrying amount of the assets net of depreciation or amortization that would have been determined if such impairment had not been recognized.

The carrying amount of non–current assets reclassified as assets held–for–sale is compared to its fair value less costs of disposal. No other provision for depreciation, depletion or amortization is recorded if the fair value less costs of sale is lower than the carrying amount.

4.14       Provisions and contingent liabilities

Provisions are recognized when the Ecopetrol Business Group has a current obligation (legal or constructive) because of a past event, it is probable that Ecopetrol will be required to settle the obligation, and a reliable estimation can be made of the amount of the obligation. Where applicable, they are recorded at present value, using a rate reflecting the risk specific to the liability.

Future environmental decommissioning costs related to current or future operations, are accounted for as expenses or assets. Expenditures related to past operations that do not contribute to the obtaining of current or future benefits, are expensed as incurred.

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

Asset retirement obligation

Liabilities associated with the retirement of assets are recognized when there are current obligations, either legal or constructive, related to the abandonment and dismantling of wells, facilities, pipelines, buildings, and equipment.

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

4.15       Income tax and other taxes

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

4.15.1    Current income tax

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

4.15.2    Deferred income tax

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

4.15.3    Other taxes

The Ecopetrol Business Group recognizes in profit or loss the costs and expenses related to other taxes than the income tax, such as the wealth tax, which is determined based on the tax equity, the industry and commerce tax on income obtained in the municipalities for performance of commercial, industrial, and service activities, and the transport tax on volumes loaded in the transport systems. Taxes are calculated in accordance with current tax regulations. For more details, see Note 10.

4.16       Employee benefits

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

Ecopetrol belonged to the special pension regime under which pension liabilities are Ecopetrol’s responsibility and not pension fund’s responsibility. However, Law 797 of January 29, 2003, and Legislative Act 001 of 2005 determined that Ecopetrol will no longer belong to the said regime and that from that point on employees would be part of the General Pension Regime. Consequently, pension obligations related to employees pensioned until July 31, 2010, are still Ecopetrol’s responsibility. Employees are entitled to such pension bonus if they worked with Ecopetrol prior to January 29, 2003, but whose labor agreement expired without renewal before that date.

All labor benefits of employees who joined Ecopetrol before 1990 are Ecopetrol’s responsibility, without the involvement of any social security entity or institution. Service cost for the employee and his/her relatives registered with Ecopetrol is determined by means of a mortality table, prepared based on facts occurring during the year.

For employees who joined Ecopetrol after the Act 50 of 1990 went in effect, Ecopetrol makes periodic contributions for severance payments, pensions, and labor risks to the respective funds.

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

Benefits to employees in the short term mainly correspond to those which payment will be made in the term of twelve months following the closing of the period in which the employees have rendered their services. These mainly include salaries, severance payments, vacation, bonuses, and other benefits.

Post–employment benefits of defined contributions plans correspond to the periodic payments for severance, pensions, and labor risk payments that the Ecopetrol Business Group makes to the respective funds that assume these obligations in their entirety.

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

●	Pensions
●	Pension bonds
●	Health
●	Educational plan
●	Retroactive severances

Liabilities recognized in the statement of financial position with respect to these benefit plans are determined based on the present value of the defined benefit obligation at the date of the statement of financial position less the fair value of plan assets.

The defined benefit obligation is calculated annually by independent actuaries using the projected credit unit method, which considers employees’ years of service and, for pensions, average or final pensionable remuneration. This obligation is discounted at its present value using interest rates of high–quality government bonds denominated in the currency in which the benefits will be paid and of a duration consistent with the plan obligations.

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

In determining the appropriate discount rate, in absence of a broad high quality bond market, Management considers interest rates corresponding to the class B TES bonds issued by the Colombian Government as its best reference, at an appropriate discount rate with maturities extrapolated in line with the term expected for each benefit plan. The mortality rate is based on the country’s rate, the latest version of which is the RV08 mortality table published in resolution 1555 of October 2010. The future salary and pension increases are linked to the country’s future inflation rates. Note 22 – Provisions for employee benefits provides further details on key assumptions used.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The amounts recognized in the consolidated statement of profit or loss related to employees defined benefit plans are comprised mainly by service cost and the net financial expense. Service cost includes mainly the increase in present value of the benefit obligation during the period (current service cost) and the amount resulting from a new benefit plan. Plan amendments corresponds to changes in benefits and are usually recognized when all legal and regulatory approvals have been obtained and the effects have been conveyed to the employees involved. The net financial expense is calculated using the net liability for defined benefits as compared with the yield curve of the discount rate at the beginning of each year for each plan. The net defined benefit obligation or asset resulting from actuarial profits and losses, the asset ceiling effect, and the asset profitability, excluding the value of recognized in the consolidated statement of profit or loss, are recognized in other comprehensive income.

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

4.17       Revenue from contracts with customers

The Ecopetrol Business Group’s business is based on four principal sources of revenue from customer contracts: 1) sales of crude oil and natural gas, 2) services associated with the transport of hydrocarbons, and 3) sales of refined and petrochemical products, and biofuels, and 4) transmission of energy power and toll roads concessions. Revenue from customer contracts is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration that the Ecopetrol Business Group expects to receive in exchange for those goods or services.

Sales of crude oil and natural gas

Revenue from sales of crude oil and natural gas is recognized upon transfer of control to the buyer. This generally occurs when the product is physically transferred into a vessel, pipe or by another delivery method, thus fulfilling the Ecopetrol Group's performance obligations to its customers.

For some natural gas supply contracts with a replacement period, a distinction is made between quantities of gas consumed and not consumed to recognize the respective revenue or liability relating to quantities that will be requested in the future. Once the customer claims such natural gas, the revenue is recognized.

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

Refined and petrochemical products and biofuels

In the case of refined products and petrochemicals, such as fuel oil, asphalt, polyethylene, LPG and propane and gasoline, etc., revenue is recognized when the products are shipped and delivered by the refinery; subsequently, they are adjusted for price changes, in the case of products with regulated prices. In the case of the companies that distribute natural gas and LPG, the revenue from the services is recognized when the service is provided to the customer.

In other cases, Ecopetrol Business Group recognizes revenue when the performance obligation is satisfied, giving rise to the certain, probable, and quantifiable right to demand payment.

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

Electric power transmission and toll roads concessions

This group refers to 1) supplying of electricity transmission services in Latin America through the operation and maintenance of high-voltage transport networks and interconnections 2) design, construction, operation, and maintenance of road infrastructures, 3) supplying of information technology, and (4) telecommunications services.

The recognition of revenue from electric power transmission services occurs according to the performance obligations based on the conditions of the contracts that include requirements established by the electricity market regulators in the countries in which Ecopetrol Business Group operates. This is generally achieved when the performance obligations agreed with the regulatory entities are executed, considering the period and the quality of the service established in the contracts. Technology and telecommunications services revenue is also recognized according to the performance obligations defined in contracts with customers.

For service concession agreements, Ecopetrol Business Group measures the revenue in accordance with IFRIC 12 at the fair value of the consideration received or receivable, considering the payment defined in the contracts.

●	Recognize revenues and costs for project construction services in results for the period, according to the percentage completion method of the projects at the reporting date, which includes an estimated profit margin determined based on the macroeconomic characteristics and the conditions of the project, and the weighting of the estimated receivable cash flows related to the estimated cash flows of the construction.
●	Recognize revenues and costs for operation and maintenance services of third-party facilities in the profit or loss statement for the period, as the service is provided, based on the performance obligations established in the contracts.
●	Recognize the financial returns of concession agreements classified as financial assets or contractual assets in the statement of profit or loss for the period using the effective interest rate method.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Significant financing component

Payments received from customers are generally short term. Using the practical expedient in IFRS 15, Ecopetrol Business Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and the customer’s payment for that good or service to be one year or less.

Considering that revenues related to concessions generates long term non-current accounts receivables to be received from grantors, a financial component is applied considering the measurement of the asset as amortized cost, defining the future cash flows and applying and discount rate, according to IFRS 9 – Financial Instruments.

Variable considerations

Upon fulfillment of the obligations set forth in agreements with customers, via delivery of the product or provision of the service, variable components of the transaction price may exist, such as the exchange rate for crude exports or international price fluctuations. In these cases, the Ecopetrol Business Group makes its best estimate of the transaction price that reflects the goods and services transferred to customers.

Agreements signed with customers do not include material variable considerations such as rebates, refunds, or discounts.

Customer advances

These correspond to contractual obligations in which the Ecopetrol Business Group receives advances from customers. These advances by customers form part of the policies and risk assessment defined by the Business Group.

4.18       Costs and expenses

Costs and expenses are presented according to their nature; they are detailed in the related disclosures in cost of sales, and administrative, operating, projects and other associated expenses.

4.19       Finance income (expenses)

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

4.20       Information by business segment

Ecopetrol presents the information related to its business segments in its consolidated financial statements in accordance with paragraph 4 of IFRS 8 – Operation segments.

The operations of the Ecopetrol Business Group are performed through four business segments: 1) Exploration and Production, 2) Transport and Logistics, 3) Refining, Petrochemical and Biofuels, and 4) Electric Power Transmission and Toll Roads Concessions. Segments are determined based on management objectives and corporate strategic plans, considering that these businesses: (a) are engaged in different commercial activities, which generate sales revenue and incur costs and expenses; (b) the operational results are revised regularly by the Ecopetrol Business Group’s Governance that makes operational decisions to allocate resources to the various segments and assess their performance; and (c) there is differentiated financial information available. Internal transfers represent sales to inter–company segments and are recognized and presented at market prices.

a)	Exploration and production: This segment includes activities related to the exploration and production of oil and gas. Revenues are derived from sales of oil and natural gas at market prices to other segments and to third parties (domestic and foreign distributors). Costs include costs incurred in production. Expenses include all exploration costs that are not capitalized.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

b)	Transport and logistics: This segment includes sales revenue and costs associated with the transport and distribution of hydrocarbons and derivative products in operation.
c)	Refining, petrochemicals, and biofuels: This segment mainly includes activities performed at the Barrancabermeja and Cartagena refineries, where crude oil from production fields is refined or processed. Additionally, this segment includes distribution of natural gas and LPG activities performed by Invercolsa Group. Revenues are derived from the sale of products to other segments and to domestic and foreign customers and include refined and petrochemical products at market prices and some fuels at regulated price. This segment also includes industrial service sales to customers.
d)	Electric power transmission and toll roads concessions: This segment includes activities of supplying electric power transmission services, design, development, construction, operation, and maintenance of road and energy infrastructure projects. Revenues come from the supplying of these services to domestic and foreign clients (mainly Latin America). This segment also includes the supplying of information technology and telecommunications services.

See information by segments in Note 33.

4.21           Business combinations

The Ecopetrol Business Group accounts for business combinations using the acquisition method. Identifiable assets acquired and liabilities assumed are initially measured at fair value on the acquisition date.

The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Ecopetrol Business Group elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

The Ecopetrol Business Group determines that it has acquired a business when the acquired set of activities and assets include an input and a substantive process that together significantly contribute to the ability to create outputs. The acquired process is considered substantive if it is critical to the ability to continue producing outputs, and the inputs acquired include an organized workforce with the necessary skills, knowledge, or experience to perform that process or it significantly contributes to the ability to continue producing outputs and is considered unique or scarce or cannot be replaced without significant cost, effort, or delay in the ability to continue producing outputs.

When Ecopetrol Business Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Ecopetrol Business Group re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of Ecopetrol Business Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

5.        New standards and regulatory changes

5.1         New standards adopted by Ecopetrol Business Group, effective as of January 1, 2021

●	Reform to the benchmark interest rate phase 2: In August 2020, IASB published this draft, which complements the one issued in 2019 and focuses on the effects on the financial statements when a company replaces the benchmark interest rate above for an alternative reference rate. The modifications in this phase refer to changes in contractual cash flows, hedge accounting and risk management disclosures.

Benchmark interest rates such as interbank offer rates (IBOR) have an important role in global financial markets, being "LIBOR" one of the most used by various companies for corporate debt and derivative instruments trading, among others. The G20 asked the Financial Stability Board (FSB) to carry out a review of the main benchmark interest rates. As a result of the review, LIBOR and other rates are expected to be replaced with new ones that give greater confidence to the markets in general. According to the Financial Conduct Authority, the 3- and 6-month LIBOR dollar reference rates will remain in effect until June 30, 2023.

Within the accounting analysis, Ecopetrol Business Group established that the contractual cash flows of financial assets or liabilities measured at amortized cost would change as a result of the IBOR reform; however, it is expected that this change will not have an application impact on the financial statements, given the exceptions provided by the amendment where it is established that, if the modification occurs as a direct consequence of the interest rate reform and the new rate is economically equivalent to the previous basis, the entity will not have to re-estimate future interest payments. Monthly financial expenses will be measured at the new interest rate without implying a remeasurement in the rate that could affect the current cost of the financial asset and/or financial liability.

Although the norm has already entered into force, the company has not made the changes in the current debt contracts and continues to apply the LIBOR rate for the calculation of interest, which is supported by what the Financial Conduct Authority mentioned that the LIBOR will remain in effect until June 30, 2023.

5.2 New standards issued by the IASB that are effective in future periods

The IASB issued amendments to the following IFRS, with application as of January 1, 2022, or subsequent periods:

●	IAS 16 - Property, plant, and equipment: amendment that determines the prohibition to deduct from the cost of property, plant, and equipment the sales revenue of goods produced, while the company prepares the asset for its intended use. This amendment impacts the treatment of the sales to third parties of extensive production tests, which are sales of oil obtained by testing a development well before going into full production. Ecopetrol Business Group will apply this amendment as of January 1, 2022, disclosing separately the amounts of income and costs related to the items produced in the statement of profit or loss and taking the transitory definitions established in the amendment.
●	IFRS 3 – Business Combinations: in which they update a reference from the standard to the Conceptual Framework. The amendments are intended to replace the reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, by the reference to the Conceptual Framework for Financial Information, issued in March 2018, without significantly changing its requirements.
●	IAS 37 – Provisions, liabilities, and contingent assets: in which it details what costs an entity must include when determining whether a contract is onerous. The amendments define that a "directly related cost approach" must be applied. Costs directly related to a contract to provide goods or services include both incremental costs and an allocation of costs to contract activities. General and administrative costs are not directly related to the contract and should be excluded unless they are explicitly attributable to the counterparty under the contract.
●	Annual improvement cycle 2018-2020 that involves adjustments to IFRS 1 - subsidiary as a first-time adopter, IAS 41 – taxation in fair value measurements, IFRS 16 – lease incentives and IFRS 9 – fees in the 10% test for derecognition of financial

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

liabilities, which clarifies the fees that an entity includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability.
●	Amendment to IAS 1 - Classifications of liabilities as currents or non-current effective as of January 1st, 2023, as well as the following limited scope amendments.
●	Amendments to IAS 1 - Presentation of financial statements. Companies should disclose material information about their accounting policies and apply the concept of materiality to disclosures of accounting policies. The amendments clarify the following points:
o	The word “significant” is changed to “material or with relative importance”.
o	The accounting policies that must be disclosed in the notes to the financial statements are clarified. An entity will disclose information about its material or relatively important accounting policies.
o	It is clarified when an accounting policy is considered material or relatively important.
o	Adds the following paragraph: “Information about accounting policies that focuses on how an entity has applied the requirements of IFRS to its own circumstances provides specific information about the entity that is more useful to users of financial statements than standardized information or information that only duplicates or summarizes the requirements of IFRS Standards”.
●	Amendments to IAS 8 - Accounting policies, changes in accounting estimates and errors. Clarifies how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment was published by the IASB in February 2021 and defines an accounting estimate to distinguish it from an accounting policy: "Accounting estimates are monetary amounts, in financial statements, that are subject to measurement uncertainty."
●	Amendments to IAS 12 Deferred taxes related to assets and liabilities that are recognized in a single transaction. The purpose of the amendments is to reduce the diversity in reporting of deferred tax on leases and abandonment obligations. The modifications are effective for the annual periods as of January 1, 2023.
●	IFRS 17 was issued by the IASB in 2017 with application beginning on January 1, 2021, to replace IFRS 4 Insurance Contracts. However, the entry into force was postponed until January 1, 2023. This standard has not been introduced into the Colombian accounting framework, and it was not included in the public discussion process that began on Technical Council of Public Accounting.

Ecopetrol Business Group is constantly monitoring changes in accounting regulations to assess the possible impacts that the new standards issued by the international organization may generate in their adoption in Colombia.

6.           Cash and cash equivalents

	2021	2020
Banks	11,080,569	4,215,518
Short–term investments	3,467,859	866,606
Cash	1,478	184
	14,549,906	5,082,308

As of December 31, 2021, cash and cash equivalents balance includes $71,979 ($11,682 as of December 31, 2020), of restricted cash to be used exclusively for the payment of loans principal and interest obtained by Oleoducto Bicentenario and Oleoducto de los Llanos, and $1,039,024, based on the financing contracts and maintained, mainly, to guarantee the debt service by Interconexión Eléctrica S.A. E.S.P. It is important to consider that the accomplishment of conditions in the loans agreements permits the cash and equivalents availability.

The fair value of cash and cash equivalents approximates their book value due to their short–term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The return on cash and cash equivalents for the years ended December 31, 2021, and 2020 were 2.6% and 2.2%, respectively.

The following table reflects the credit quality of banks in which Ecopetrol Business Group has deposits and check accounts, and issuers of investments included in cash and cash equivalents:

Rating	2021	2020
AAA	3,892,694	2,578,090
F1+	2,383,713	1,286,310
BRC1+	2,172,603	99,923
A-1	1,294,164	851,394
BBB	1,277,357	121
A	1,224,990	4,319
F1	1,177,581	207,773
AA	526,127	546
P-2	370,582	—
BB	106,070	—
Aaa	27,621	1,431
AAAf	19,481	28,552
B	14,674	—
F3	12,853	12,184
Aa3	11,239	—
C	6,615	—
CCC	4,872	—
A3	3,049	—
BRC1	1,671	2,336
A1	1,032	—
AAAmmf	—	2,162
AA-	—	22
Other	20,918	7,145
	14,549,906	5,082,308

See credit risk policy in Note 30.7.

7.           Trade and other receivables

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2021	2020
Current
Customers and concessions
Foreign (1)	6,155,070	2,021,070
Domestic (2)	3,355,716	1,913,106
Fuel price stabilization fund (3)	7,824,788	319,927
Accounts receivable from employees	106,547	97,723
Industrial services	32,096	39,651
Related parties (Note 31)	9,355	105,048
Other (4)	965,310	322,567
	18,448,882	4,819,092
Non–current
Customers and concessions
Foreign (5)	19,622,925	—
Domestic (6)	1,852,111	51,955
Accounts receivable from employees	534,051	474,693
Related parties (Note 31)	335	—
Other (4)	2,150,294	149,959
	24,159,716	676,607
(1)	The amount as of December 31, 2021, includes $1,067,581 related to energy power transmission and telecommunication services provided to customers and, $2,238,208 related to foreign concessions to be received from foreign grantors. These services are provided by Interconexión Eléctrica S.A.
(2)	The amount as of December 31,2021, includes $309,282 related to energy power transmission and telecommunication services provided to customers in Colombia, and $438,411 related to national concessions to be received from the grantor in Colombia. These services are provided by Interconexión Eléctrica S.A.
(3)	Corresponds to the application of Colombian Resolution 180522 of March 29, 2010, and other regulations that modify and add to it (Decree 1880 of 2014 and Decree 1068 of 2015), which establish the procedure to recognize the subsidy for refiners and importers of current motor gasoline and diesel, and the methodology for calculating the net position (the value arising from the differences between the parity price and the regulated price, which can be positive or negative). For 2021, the increase in accounts receivable is due to the increase in international indicators. Ecopetrol Business Group received payments during 2021 from the Stabilization Fund as follows: Ecopetrol $3,071,000 and Reficar $782,468 corresponding to the settlement of the second half of 2020 and the first half of 2021.
(4)	Corresponds mainly to accounts receivable from ISA CTEEP to the Government of Brazil for labor benefits defined by Law 4819 of 1958 and crude loan agreements for transportation systems. This retirement supplement plan governed by State Law 4819/58 provides for the creation of a State Social Assistance Fund for employees admitted until May 1974. The company reiterates the understanding of its legal department and its external legal advisors that the expenses derived from State Law 4819/58 and its respective regulations are the total responsibility of SEFAZ-SP (Secretariat of Treasury of the State of São Paulo); therefore, it considers that these values are likely to be received. Management monitors the advances and developments related to the legal aspect of the matter and continuously evaluates the possible impacts on its financial statements. The gross value of these accounts receivable is $1,772,101, and the provision for expected losses established, included in the provision line for expected credit losses, is $368,299, for a net book value of $1,403,802.
(5)	Corresponds to the accounts receivables related to financial assets from energy transmission companies in Brazil for $13,661,459, and Peru for $88,939, and financial assets from toll road concessions in Chile for $5,872,527. Those amounts were measured in accordance with IFRS 9 and IFRIC 12.
(6)	Accounts receivable for road concessions in Colombia of Interconexión Eléctrica S.A., which mainly corresponds to construction, operation, and maintenance services for $1,796,456.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The book value of trade and other receivables approximates their fair value.

The changes in the allowance for doubtful accounts for the year ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Opening balance	291,144	282,791	268,654
(Recoveries) additions, net	(7,459)	16,253	14,158
Effect of business combination (Note 12)	474,654	—	—
Effect of change of control in subsidiaries (Note 2.2)	—	(5,517)	—
Accounts receivable write–off and uses	(8,148)	(2,383)	(21)
Closing balance	750,191	291,144	282,791

8.           Inventories

	2021	2020
Crude oil	3,305,965	1,719,426
Fuels and petrochemicals	2,845,486	1,407,297
Materials for the production of goods	2,246,761	1,927,237
	8,398,212	5,053,960

The following are the changes of the allowances for losses for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Opening balance	(109,549)	(131,526)	(86,938)
(Additions) reversals, net	(58,437)	(9,748)	(44,191)
Increase due to business combination	(2,837)	—	—
Foreign currency translation	(1,449)	(122)	371
Effect of change of control in subsidiaries	—	20,075	—
Other (1)	44,610	11,772	(768)
Closing balance	(127,662)	(109,549)	(131,526)
(1)	It mainly includes the update of the provision in joint operations.

Crude oil, fuel and petrochemicals inventories are adjusted to the lowest between the cost and the net realizable value, because of fluctuations in international crude oil prices. The amount recorded for this in 2021 was $23,785 (2020 - $ 9,017 ; 2019 - $ 9,759).

9.           Other financial assets

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2021	2020
Assets measured at fair value
Investment Portfolio – Local currency	759,892	474,535
Investment Portfolio – Foreign currency	1,172,718	2,494,124
Assets measured at fair value through other comprehensive income	2,789	732
Hedging instruments(1)	17,449	98,877
Investments in equity securities and trust funds (2)	606,624	—
	2,559,472	3,068,268
Assets measured at amortized cost	375,262	3,391
	2,934,734	3,071,659

Current	1,627,150	2,194,651
Non–current	1,307,584	877,008
	2,934,734	3,071,659
(1)	As of December 31, 2021, corresponds to swap contracts to hedge commodity price risk and forwards contracts to hedge exchange rate risk.
(2)	They include deposits in trusts companies and restricted funds in Brazil, Peru, Chile, and Colombia.

The average return of the investment portfolio in Colombian pesos (local currency) and U.S. dollars (foreign currency) were 2.23% (2020 – 5.6%) and 0.1% (2020 – 2.3%), respectively.

Changes in fair value are recognized in financial results (Note 29).

9.1         Restrictions

As of December 31, 2021, and 2020, there were no investments with restricted use, except some resources of Interconexión Eléctrica S.A. ESP, corresponding to long-term restricted funds in Brazil, Peru, Chile and Colombia, which have an specific destination to investment projects for $138,688.

9.2         Maturity

	2021	2020
Up to 1 year	1,627,150	2,194,651
1 – 2 years	434,372	101,216
2 – 5 years	786,760	573,420
> 5 years	86,452	202,372
	2,934,734	3,071,659

9.3         Fair value

The following is the balance of other financial assets by fair value hierarchy level as of December 31, 2021, and 2020:

	2021	2020
Level 1	834,057	5,273
Level 2	1,139,457	3,062,995
	1,973,514	3,068,268

There were no transfers between hierarchy levels for the years ended December 31, 2021, and 2020.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The securities comprising Ecopetrol Business Group’s portfolio are valued daily according to the instructions issued by the Financial Superintendence of Colombia. To this end, the information provided by authorized entities is used, which includes data from active markets. For cases in which market data is not available, other directly or indirectly observable data is used.

For U.S. dollar–denominated investments, fair value is based on information released by Bloomberg, while for investments denominated in Colombian pesos, fair value is provided by Precia, an entity authorized by the Financial Superintendence of Colombia to provide this service.

Within the investment valuation hierarchy process, other relevant aspects are considered, such as the issuer’s rating, investment rating and the risk analysis of the issuer performed by the Ecopetrol Business Group.

9.4         Credit rating

The following table reflects the credit quality of the issuers of other financial assets:

	2021	2020
AAA	1,158,794	353,939
BB+	954,212	—
F1+	319,253	551,626
B	158,814	—
A-1	119,461	1,107,777
BRC1+	75,068	—
A+	42,821	60,692
A	12,204	21,179
F3	8,990	—
BB	7,412	—
BBB	7,112	—
AA+	6,075	5,332
BBB-	—	758,472
A-3	—	127,861
F1	—	43,839
AA-	—	21,263
AA	—	7,759
Other	64,518	11,920
	2,934,734	3,071,659

See credit risk policy in Note 30.7.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.         Taxes

10.1       Current and non-current tax assets and liabilities

	2021	2020
Current tax assets
Income tax (1)	1,739,542	1,823,027
Credit tax balance (2)	3,108,175	1,311,693
Other taxes (3)	1,426,085	841,575
	6,273,802	3,976,295
Non-current tax assets
Deferred tax assets (4)	9,024,858	7,673,912
Income tax credits (5)	5,274	397,821
	9,030,132	8,071,733

Current tax liabilities
Income tax payable (6)	1,298,524	811,197
Industry and commerce tax	247,966	161,813
National tax and surcharge on gasoline	192,665	137,710
Carbon tax	66,006	64,091
Value added tax (7)	157,452	5,607
Other taxes (8)	189,491	63,465
	2,152,104	1,243,883

Non-current tax liabilities
Deferred tax liabilities (9)	10,850,463	1,639,206
Income tax payable - work for taxes (10)	65,130	226,848
Other taxes (11)	1,208,927	—
	12,124,520	1,866,054
(1)	Given the payment for self-withholdings during the year, tax discounts like; taxes paid abroad, 50% of the industry and commerce paid, and VAT for the acquisition of real productive fixed assets, a favorable balance is generated for the term.
(2)	Corresponds mainly to the Ecopetrol´s tax credit value added tax (VAT).
(3)	Includes the VAT credit derived from the acquisition of real productive fixed assets, following Article 258-1 of the Colombian Tax Code and municipal advance payments and self-withholdings.
(4)	Corresponds mainly to the loans payable in dollar of Ecopetrol, that increased from 2020 due to the currency devaluation in 2021; also includes the new tax losses of the Refinería de Cartagena S.A.S. (“Reficar”) and Ecopetrol USA, among others.
(5)	Corresponds to the effective VAT credit paid on the acquisition of real productive fixed assets, which, given the limitations established by law, Ecopetrol could not use in income tax return of the fiscal year 2020 but in 2021.
(6)	The increase between the prior year, corresponds to the income increase obtained in 2021, due to higher prices and reactivation of the economy.
(7)	Corresponds mainly to the ISA´s value added tax (VAT). ISA has been part of the Ecopetrol Business Group since August 2021.
(8)	The variation corresponds mainly to the increase in royalties’ payments, transport tax, among others, due to the improved results in the fiscal year 2021.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(9)	The variation corresponds mainly to purchase price allocation adjustments related to the acquisition of ISA ($2,795,136) in addition to the consolidation of ISA’s own deferred taxes ($5,082,161).
(10)	Corresponds to projects that will be ending in 2022 and are reclassified .to the short term.
(11)	Corresponds mainly to the contributions payable by the ISA group of PIS, CONFIS of CTEEP and subsidiaries located in Brazil

10.2       Income tax

In accordance with Law 2010/2019 (Tax Reform) the tax provisions applicable to individual companies in Colombia for the taxable year 2021 and 2020 are the following:

-	The income tax rate applicable to national companies and foreign entities will be 32% for the year 2020 and 31% for the fiscal year 2021. Law 2155 of 2021 increased the income tax rate from 30% to 35% from the year 2022.
-	For the year 2020, the presumptive income rate was 0.5% of the taxpayer's net equity from the immediately previous year. From 2021 the applicable tax rate was 0%.
-	The income tax for tax free trade zone users will be 20%. If the company located in the free zone has a Legal Stability Agreement (hereinafter LSA), the income tax rate will continue to be 15% during the term of said contract. This is the case of Refinería de Cartagena S.A.S. (“Reficar”) and Esenttia Masterbatch Ltda. ("Esenttia MB").
-	For fiscal years 2020 and 2021, Ecopetrol Business Group had subsidiaries that were subject to a 32% and 31%, respectively, income tax rate, subsidiaries located in free trade zones that were subject to a 15% income tax rate depending upon whether they complied with the LSA rules and other subsidiaries in Brazil, Chile, Perú, USA, that were subject to 34%, 27%, 29.5%, 21%, respectively, and other companies that were subject to statutory income tax rates applicable in countries where they are incorporated.
-	The tax depreciation percentages are adjusted based on the table established in Article 137 of the Colombian Tax Code. On the other hand, oil investments amortization will be calculated based on the technical production units as it is recorded for accounting purposes.
-	The cost of acquisition of exploration rights, geology and geophysics (G&G), exploratory drilling, among others, is capitalized for tax purposes until the technical and commercial feasibilities of extracting the resource are achieved.
-	Tax losses generated as of January 1, 2017, may be offset against ordinary net income obtained in the following 12 taxable years.

Statute of limitations of tax returns

For the Colombian Companies, the income tax returns of the taxable years 2011, 2012, 2014, 2015, 2016, 2017, 2018, 2019 and 2020 and income tax for equality - CREE - of the taxable years 2014, 2015, and 2016 can still be reviewed by the tax authorities. The management of Ecopetrol Business Group companies considers that the amounts recorded as liabilities for taxes payable are sufficient and are supported by the law to meet any claim that may be established with respect to such years

In Colombia. as of January 1, 2017, the statute of limitations for the income tax return corresponds to three-year (3) counted from the due date to file the return or the filing date, when these have been lately filed. Returns filed by taxpayers that have made transactions, subject to the transfer pricing regulations, have a five-year (5) statute of limitations, for the tax returns that are filed as of January 1, 2020. For the other countries where there are subsidiaries of the Ecopetrol Business Group, the statute of limitations time will depend on the local regulations in each country.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In Colombia, for tax returns with favorable balances, the statute of limitations will be 3 years as of the filing date of the request for refunds or offsetting. For tax returns in which tax losses are carried forward, the statute of limitations will be 6 years (5 years from 2020) counted as of their filing date. For the other countries where there are subsidiaries of the Ecopetrol Business Group, the statute of limitations time will depend on the local regulations in each country

Income tax expense

	2021	2020	2019
Current income tax (1)	6,975,549	2,861,606	7,117,040
Deferred income tax (2)	1,939,567	(791,824)	(2,365,108)
Deferred income tax – rate change (3)	(28,993)	—	—
Adjustments to prior years’ current and deferred tax(4)	(90,860)	(31,121)	(33,519)
Income tax expenses	8,795,263	2,038,661	4,718,413
(1)	The variation mainly corresponds to the increase profits due to higher prices and the reactivation of the economy in fiscal year 2021. In 2020 Ecopetrol, calculated income tax under the presumptive income tax method
(2)	The variation mainly corresponds to the deferred tax asset on fiscal year 2020 tax losses and presumptive income tax of Ecopetrol ($1,266,293), the effect of the exchange rate on loans denominated in foreign currencies, the recognition of the deferred tax asset on excess presumptive income tax of Refinería de Cartagena S.A.S. ($180,562) and the effect of ISA acquisition ($352,906).
(3)	Corresponds to the effect of the Law 2155 of 2021, which increased the income tax rate from 30% to 35% for 2022 and following years.
(4)	Corresponds to the difference between the provision and the tax return for fiscal year 2020 filed in 2021, and the effect of the deferred tax not calculated over the tax refund certificates (CERT acronymous in Spanish) in Ecopetrol, among others.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Reconciliation of the income tax expenses

The reconciliation between the income tax expense and the current tax applicable to the Ecopetrol Business Group in Colombia is as follows:

	2021	2020	2019
Net income before income tax	26,425,817	4,776,514	19,723,568
Statutory rate	31.0%	32.0%	33.0%
Income tax at statutory rate	8,192,003	1,528,484	6,508,777
Effective tax rate reconciliation items:
Non–deductible expenses	1,581,472	277,007	295,550
Reversal of deferred tax recognized in prior years	—	245,508	—
Rate differential adjustment	(304,176)	14,974	132,888
Impairment of non–current assets	—	—	57,646
Variation in equity accounting method in Invercolsa	—	—	(2,943)
Non–taxable income	(517,483)	(35,471)	(524,658)
Prior years’ taxes	(90,860)	(31,121)	(33,519)
Foreign currency translation and exchange difference	(149,035)	59,852	(54,319)
Tax discounts and tax credit	(173,154)	(20,572)	(110,857)
Ecopetrol U.S.A. adjustment income tax	—	—	(1,550,152)
Others	285,489	—	—
Effect of tax reform	(28,993)	—	—
Income tax calculated	8,795,263	2,038,661	4,718,413
Effective tax rate	33.3%	42.7%	23.9%
Current	6,940,660	2,583,832	7,127,492
Deferred	1,854,603	(545,171)	(2,409,079)
	8,795,263	2,038,661	4,718,413

The effective tax rate as of December 31, 2021, is 33.3% (2020 - 42.7%). The decrease from the previous year is mainly due to: a) the  profit increase by the higher prices and reactivation of the economy in the fiscal year 2021, b) increase of the non–deductible expenses by the adjustment for exchange differences in the Colombian companies of Ecopetrol Business Group that are US dollar functional currency ($1,192,108) , c) the acquisition of  ISA, d) the effect of the companies of the Group with profit that have a nominal rate different from the parent company (Ecopetrol Capital AG - $52,026, Esenttia MB - $51,279, and Ecopetrol Permian  - $112,030) e) the effect of the deferred tax not calculated over the Tax refund certificates (CERT acronymous in Spanish) in Ecopetrol, and f) the increase of the income tax rate from 30% to 35%.

Deferred income tax

	2021	2020
Deferred tax assets	9,024,858	7,673,912
Deferred tax liabilities	(10,850,463)	(1,639,206)
Net deferred income tax	(1,825,605)	6,034,706

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The detail of deferred tax assets and liabilities is as follows:

	2021	2020
Deferred tax assets (liabilities)
Loss carry forwards (1)	4,399,754	4,478,606
Provisions (2)	4,029,550	3,187,850
Employee benefits (3)	1,378,161	1,874,242
Accounts payable	13,774	(10,626)
Loans and borrowings (4)	2,735,340	846,019
Accounts receivable – customers and concessions (5)	(4,029,534)	183,843
Presumptive income tax excesses (6)	180,563	61,722
Other (7)	(1,327,524)	47,269
Goodwill (8)	(780,193)	(366,346)
Property plant and equipment and Natural and environmental resources (9)	(8,425,496)	(4,267,873)
	(1,825,605)	6,034,706
(1)	In 2021, a deferred tax asset for tax losses carryforwards was recognized in the following companies:
-	Ecopetrol USA Inc.: losses that expires imasn 20 years (COP$1,591,781) and losses that do not expire (COP$765,914)
-	Refinería de Cartagena: losses that do not expire (COP$2,027,433) and
-	Invercolsa: losses that expires in 12 years (COP$14,626).
(2)	Corresponds to non-deductible accounting provisions, mainly the asset retirement obligation (ARO) provision and asset restoration obligation in Ecopetrol USA.
(3)	Corresponds to update of the actuarial calculations for health, pensions and bonds, education, and other long-term benefits to employees.
(4)	Corresponds mainly to the effect in the foreign change (16%) in the fiscal year 2021.
(5)	It includes mainly the deferred tax related to foreign concessions to be received from foreign grantors of ISA (COP$4,118,455).
(6)	Corresponds mainly to the effect by recognized deferred tax assets in Refinería de Cartagena (COP$180,563)
(7)	Mainly related to the effect of business combination Ecopetrol – ISA in intangibles (COP$-997,516) and exploration costs, others, and partnership interest in Ecopetrol USA (COP$28,029, COP$109,156 and COP$-469,499).
(8)	According to Colombian tax law until the fiscal year 2016, goodwill was subject to amortization for fiscal proposes, while under IFRS it is only allowed to be subject to impairment tests, a difference that results in a deferred tax liability.
(9)	Relates to deferred taxes on differences between book and tax depreciation and amortization rates, natural and environmental resources, intangibles, and property, plant and equipment have a useful life and a methodology for calculating depreciation and amortization different from those determined under the international accounting standards. This item includes the amount of the capital gains of 10% tax rate applicable to the lands and 35% tax rate for the other fixed assets. It mainly includes the deferred tax related to the business combination ISA (COP$-1,756,893), natural and environmental resources in Ecopetrol (COP$-2,991,429) and Property plant and equipment in Ocensa (COP$-1,141,923), ISA (COP$-500,314), and Refinería de Cartagena (COP$-935,983).

Ecopetrol Business Group offsets tax assets and liabilities only if it has a legally enforceable right to offset current tax assets and liabilities and to the extent that they relate to income taxes required by the same tax jurisdictions and tax authorities.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Deferred tax details are as follows:

	Loss					Excess
	carry		Employee	Accounts	Loans and	presumptive
	forwards	Provisions	benefits	payable	borrowings	income
As of December 31, 2018	1,002,062	1,994,762	1,161,860	365,646	827,452	(37,638)
Profit or loss	1,548,754	409,270	(57,343)	345,857	92,751	335,911
OCI	—	—	771,355	—	—	—
As of December 31, 2019	2,550,816	2,404,032	1,875,872	711,503	920,203	298,273
Profit or loss	1,927,790	783,818	39,608	(722,129)	(74,184)	(236,551)
OCI	—	—	(41,238)	—	—	—
As of December 31, 2020	4,478,606	3,187,850	1,874,242	(10,626)	846,019	61,722
Profit or loss	(78,852)	841,700	183,429	24,400	2,539,369	118,841
Increase due to business combinations (ISA acquisition – Note 12)	—	—	—	—	(650,048)	—
OCI	—	—	(679,510)	—	—	—
As of December 31, 2021	4,399,754	4,029,550	1,378,161	13,774	2,735,340	180,563

	PPE and
	Natural		Accounts
	resources	Goodwill	receivable	Others	Total
As of December 31, 2018	(2,304,140)	(404,394)	79,591	(143,717)	2,541,484
Profit or loss	(736,296)	40,426	59,819	369,930	2,409,079
OCI	—	—	—	(114,520)	656,835
Increase in shareholding in Invercolsa	—	—	—	(98,005)	(98,005)
Foreign currency translation	—	—	—	(28,877)	(28,877)
As of December 31, 2019	(3,040,436)	(363,968)	139,410	(15,189)	5,480,516
Profit or loss	(844,091)	(2,378)	44,433	12,201	928,517
OCI	—	—	—	130,764	89,526
Increase due to business combinations (Guajira association)	(383,346)	—	—	—	(383,346)
Foreign currency translation	—	—	—	(80,507)	(80,507)
As of December 31. 2020	(4,267,873)	(366,346)	183,843	47,269	6,034,706
Profit or loss	(366,273)	(39,627)	(94,922)	(4,982,668)	(1,854,603)
Increase due to business combinations (ISA acquisition- Note 12)	(3,791,350)	(374,220)	(4,118,455)	1,056,776	(7,877,297)
Deferred tax recognized on ISA dividends (Note 12)	—	—	—	(35,033)	(35,033)
OCI	—	—	—	2,214,661	1,535,151
Foreign currency translation	—	—	—	371,471	371,471
As of December 31, 2021	(8,425,496)	(780,193)	(4,029,534)	(1,327,524)	(1,825,605)

Deferred tax assets recognized

Deferred tax assets recognized in the consolidated financial statements as of December 31, 2021, and 2020 amounted to (COP$1,825,605) and COP$6,034,706, respectively, and are comprised of the items included in detail of deferred tax assets and liabilities.

The Ecopetrol Business Group recognizes deferred tax assets to the extent that it is probable that they will be realized against available sources of income, including forecast of future taxable income. In accordance with the tax rules regulation applicable until December 31, 2016, excess of presumptive income and excess minimum base excesses before 2017 incurred in the income tax and income tax for equity equality - (CREE, as its acronym in Spanish) respectively, may be offset with the ordinary taxable income in the following five (5) years, using for this purpose, the formula established in numeral 6th, of Article 290 of Law 1819/2016.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The tax loss carryforwards of Ecopetrol USA generated between 2008 and 2017, expire in 20 years from the year in which they were incurred. The tax loss carryforwards generated starting January 1, 2018, have no expiration date and its use is limited to 80% of taxable income.

The movements of deferred income tax for the years as of December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Opening balance	6,034,706	5,480,516	2,541,484
Deferred tax recognized in profit or loss	(1,854,603)	928,517	2,409,079
Increase due to business combination	(7,877,297)	(383,346)	(98,005)
Deferred tax recognized in other comprehensive income (a)	1,535,151	89,526	656,835
ISA Differed tax Dividends	(35,033)	—	—
Foreign currency translation	371,471	(80,507)	(28,877)
Closing balance	(1,825,605)	6,034,706	5,480,516

(a)The following is the detail of the income tax recorded in other comprehensive income:

December 31. 2021	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	(2,456,667)	679,510	(1,777,157)
Cash flow hedging for future crude oil exports (Note 30.3)	1,259,269	(450,492)	808,777
Hedge of a net investment in a foreign operation (Note 30.4)	4,579,758	(1,708,348)	2,871,410
Hedge with derivative instruments	191,487	(55,821)	135,666
	3,573,847	(1,535,151)	2,038,696

December 31. 2020	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	(137,459)	41,238	(96,221)
Cash flow hedging for future crude oil exports (Note 30.3)	(1,186)	1,908	722
Hedge of a net investment in a foreign operation (Note 30.4)	520,490	(156,147)	364,343
Hedge with derivative instruments	(78,547)	23,475	(55,072)
	303,298	(89,526)	213,772

December 31. 2019	Pre-tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	2,571,184	(771,355)	1,799,829
Cash flow hedging for future crude oil exports (Note 30.3)	(356,339)	118,008	(238,331)
Hedge of a net investment in a foreign operation (Note 30.4)	87,524	(26,257)	61,267
Hedge with derivatives instruments	(69,220)	22,769	(46,451)
	2,233,149	(656,835)	1,576,314

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Deferred tax assets not recognized

Deferred tax assets related to the tax loss carryforwards incurred by the subsidiaries Andean Chemicals Ltd (COP$1,852) and subsidiaries of ISA Group: Ruta del Bosque – Chile - (COP$35,511), Ruta del Maule - Chile - (COP$27,404), Ruta Costera – Colombia - (COP$932), ISA Intervial Colombia (COP$541), ISA Capital Do Brasil (COP$15,983), Internexa Brasil Operadora de Telecomunicações (COP$69,358), Internexa Participações – Brasil - (COP$2,122) e ISA Bolivia (COP$1,831), excess of presumptive income of Hocol Petroleum Company, and Andean Chemicals Ltd in the amount of COP$12,077 and COP$4.332, respectively, were not recognized, as the Management determined that it is not probable that these deferred tax assets will be recoverable in the foreseeable future.

If the Ecopetrol Business Group had recognized this deferred tax asset, the profit for the year ending December 31, 2021 would have increased by COP$171,943.

Deferred tax liabilities not recognized

As of December 31, 2021, in connection with paragraph 39 of IAS 12, deferred tax liability was not recognized on the difference between the accounting and tax basis associated with investments in Ecopetrol subsidiaries, associates and joint ventures (Base: COP$ -3,902,439 - Tax: COP$ -390,244) and ISA subsidiaries (Base: COP$-5,039,019 - Tax: COP$ - 503,902).

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

10.2.1.    Dividend taxes

Dividends related to profits generated from the year ended December 31, 2017 will be subject to withholding at a rate of 7.5% for 2020 and 2021, for resident companies and 10% for non-resident shareholders (companies and individuals). Further, if the earnings against which the dividends are distributed were not subject to corporate tax, these dividends are taxable by the income tax applicable during the distribution period (for 2021 the rate is 31%). In this scenario, the 7.5% or 10% tax on dividends will be applicable to the distributed amount, once it is reduced by the 31% in 2021 (32% in 2020) income tax rate.

The non-taxed dividends that the Company will receive will not be subject to withholding tax due to the express provision of the regulation that establishes the dividends that are distributed within Ecopetrol Business Groups duly registered with the Chamber of Commerce and decentralized entities; they will not be subject to withholding tax for this concept.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.2.2.    Transfer prices

According to the Colombian tax law, income taxpayers who enter transactions with related parties or related parties located in foreign jurisdictions and in free trade zones or with residents located in jurisdictions considered tax havens, are obliged to determine their ordinary and extraordinary income for purposes of the income tax, its costs and deductions, considering for these operations the arm’s length principle.

Ecopetrol filed in 2021 its transfer pricing informative return for the 2020 taxable year, and its corresponding supporting documentation, as well as the country-by-country report and the master file for the same year, following the current tax law.

For fiscal year 2021, related-party transactions in foreign jurisdictions, as well as the business conditions under which said operations were carried out and the general structure did not vary significantly with respect to the previous year. For this reason, these transactions were carried out in accordance with the arm’s length principle. It is estimated that there will be no need for adjustments derived from the analysis of transfer prices for 2021, which imply changes in the income provision of the taxable year 2021.

10.2.3.    Value Added Tax (VAT)

Law 2010/2019 established that VAT paid on the import, creation, construction or acquisition of real productive fixed assets, may be treated as a tax credit for income tax purposes. This VAT cannot be assumed simultaneously as a cost or expense in the income tax and is not allowed to be discounted from the VAT return.

10.2.4.       Law 2010 of 2019

The Government issued the Law 2010/2019, which makes numerous changes to the Colombian tax rules. The Tax Reform reduces the corporate income tax (CIT) rate from 33% in 2019 to 32% for 2020 and 31% for 2021.

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

Tax on dividends

As of January 1, 2020, the Tax Reform establishes a 7.5% dividend tax on distributions between Colombian companies. The tax will be charged only on the first distribution of dividends between Colombian entities and may be credited against the dividend tax due once the ultimate Colombian company makes a distribution to its shareholders (nonresident shareholders (entities or individuals) or to Colombian individual residents). The dividend tax on local distributions does not apply if the Colombian companies are part of a registered economic Ecopetrol Business Group, or the distribution is to a Colombian entity qualifying for the new Colombian holding company (CHC) regime.

Normalization tax

The Tax Reform establishes a tax amnesty to “normalize” (i) unreported assets; or (ii) nonexistent liabilities that were included on a tax return. The amnesty will apply only for 2020 (September 25, 2020 is the due date for filing the normalization tax). The applicable tax rate is 15% of the value of the unreported assets or nonexistent liabilities.

Value Added Tax

Law 2010 of 2019 established that VAT paid on the import, construction or acquisition of real productive fixed assets may be deducted from taxable income. This VAT cannot be reported simultaneously as a cost and expense in the income tax return, nor will it be discounted from the sales tax.

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

Tax procedures

With regards to procedure, the following changes have been made: (i) withholding tax returns which, being considered ineffective, will be enforceable, (ii) electronic notification of administrative acts; (iii) payment of the entire amount covered by a statement for objections to avoid late interest at the current rate plus two points; and (iv) elimination of the extension of the status of limitations to three (3) additional years due to tax losses offset and (v) a five-year status of limitations for those taxpayers who must comply with the transfer pricing regime.

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

The above benefit does not apply to: (i) taxpayers who have access to  tax benefits due to their location in a specified geographic region; (ii) if it is demonstrated that the withholding taxes reported are non-existent; (iii) if the net income tax is less than 71 UVT (COP$2,6 for fiscal year 2021). The reduced status of limitation stated is not applicable for withholding tax returns and VAT returns, which shall follow the general tax rules.

10.2.5.      Tax reform – Tax Law 2155/2021

The Tax Reform increase the corporate income tax (CIT) to 35% for 2022 and onwards and maintained credit for 50% of the industry and commerce paid. And introduced other changes in value-added tax and tax procedure obligations. Prior to the issuance of the tax law mentioned, the income tax rate for the year 2022 was 30% and the Industry and Commerce Tax discount was 100%.

Audit benefit: For the fiscal years 2022 and 2023, this Law reduce the time in which the tax authorities can audit an income tax return, from 5 years to between 6 to 12 months, depending on whether the net income tax increased to 35 % or 25% with respect to that income tax return in the last fiscal year.

Works for Taxes: The assumptions under which the “works for taxes” can be accessed are expanded, including those territories that, not being ZOMAC, are in some of these situations: (i) They have high rates of poverty, (ii) totally or partially lack infrastructure for the provision of residential public services, (iii) are in non-interconnected areas and (iv) are in Orange Development Areas (ADN acronyms in Spanish).

10.2.6.      Others

According to the opinions of economic analysts, it is expected that in the second half of fiscal year 2022, the National Government will present a tax reform that may have effects on the calculation of income tax of the companies. For income tax, this tax reform would have effects from January 1, 2023.

11.         Other assets

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2021	2020
Current
Partners in joint operations (1)	639,199	534,145
Advanced payments to contractors and suppliers	591,990	503,698
Prepaid expenses	549,456	369,979
Trust funds (2)	527,520	218,158
Related parties (Note 31)	1,386	7,093
Other assets	23,540	30,963
	2,333,091	1,664,036
Non–current
Abandonment and pension funds (3)	461,729	405,376
Employee benefits	229,969	221,658
Trust funds (2)	176,781	338,067
Advanced payments and deposits	92,815	54,392
Judicial deposits and attachments	48,845	42,672
Other assets (4)	188,224	27,949
	1,198,363	1,090,114
(1)	Corresponds to the net amount of cash calls and cutbacks generated in relation to the operations carried out with partners through Exploration and Production (E&P) contracts, Technical Evaluations (TEA) contracts and agreements entered in to with the National Hydrocarbons Agency (ANH), as well as through association contracts and other types of contracts.
(2)	Mainly includes the resources invested in trust fund destined to “works for taxes”, mechanism of payment of the income tax of 2019 and 2020, constituted in compliance with article 238 of Law 1819 of 2016 - Tax reform.
(3)	Mainly corresponds to Ecopetrol’s share in trusts funds established to support costs of abandonment of wells and dismantling of facilities, as well as the payment of future retirement pensions in some association contracts.
(4)	Increase due to the consolidation of ISA Group. This concept includes advances to suppliers and other non-current assets.

12.         Business combinations

On August 20, 2021, Ecopetrol S.A completed the acquisition of Interconexión Eléctrica S.A. ESP ("ISA"). On such date, the closing conditions of the Inter-Administrative Agreement signed on August 11 between Ecopetrol S.A. and the Colombian Ministry of Finance and Public Credit ("MHCP") for the acquisition of $569,472,561 shares of ISA equivalent to 51.4% of the outstanding shares were fulfilled. On August 20, 2021, Ecopetrol S.A. acquired control of ISA. As ISA was controlled by the Ecopetrol Bussiness Group´s controlling shareholders the transaction was between entities under common control.

The accounting for transactions of entities under common control are not provided for in IFRS, as such, based on the guidance of International Accounting Standards (“IAS”) 8, Accounting Policies, Changes in Accounting Estimates and Errors, paragraphs 10 through 12, the Ecopetrol Business Group developed and applied and accounting policy that it applied to this transaction, considering the most recent pronouncements of other standard-setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and industry practices. Given that the Ecopetrol Business Group concluded that the transaction had commercial substance, since the consideration transferred was settled in cash and determined based on the market value of the shares acquired (25,000 pesos per share) and involved significant minority interest (48.6%) the Ecopetrol Business Group accounted for the transaction as a business combination pursuant to IFRS 3.

The acquisition of ISA represents a transformational step for the Ecopetrol Business Group in the development of the strategy of energy transition, decarbonization and diversification of the business. With this acquisition, the Ecopetrol Business Group is positioned, through a single operation, as a key player in the electricity business, with prospects for future growth.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

As of December 31, 2021, ISA is a multi-Latin business group with operations in the Electric Power Transmission, Toll Roads Concessions and Telecommunications businesses, through 50 subsidiaries, 11 joint ventures and 1 associate, in 6 countries in South and Central America.

Acquired assets and assumed liabilities at the date of acquisition:

Fair Value
Assets
Cash and cash equivalents	4,983,234
Accounts receivable	27,487,774
Inventories	120,300
Other financial assets	1,093,941
Current tax assets	477,504
Other assets	682,445
Investments in subsidiaries and joint ventures (Note 13) (1)	5,014,749
Properties, plant, and equipment (Note 14) (2)	17,640,458
Right of use assets (Note 16) (3)	230,207
Intangibles (Note 17) (4)	14,326,479
Deferred tax assets (Note 10.2)	2,075,849
Total assets	74,132,940
Liabilities
Loans (Note 20)	27,203,432
Leases (Note 16) (3)	255,503
Accounts payable	1,358,692
Employee Benefits	973,210
Tax liabilities	1,897,786
Provisions and contingencies (Note 23) (5)	947,883
Other liabilities	1,708,349
Deferred tax liabilities (Note 10.2)	9,953,146
Total liabilities	44,298,001
Total identifiable net assets	29,834,939

Non-controlling interest (6)	(18,973,080)
Goodwill derived from the acquisition (7)	3,038,977
Consideration transferred (8)	13,900,836
1.	The details of the fair values on the date of acquisition in associates and joint ventures are as follows:

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Company	Fair Value
Joint Ventures
Transmissora Aliança de Energia Elétrica S.A.	1,496,926
Interligação Elétrica do Madeira S.A.	1,446,019
Interligação Elétrica Paraguaçu S.A.	396,753
Interligação Elétrica Garanhuns S.A.	365,533
Interligação Elétrica Aimorés S.A.	269,484
Interligação Elétrica Ivaí S.A.	249,539
Interconexión Eléctrica Colombia Panamá S.A.	6,412
Derivex S.A.	489
Parques de Rio	96
Interconexión Eléctrica Colombia Panamá S.A.S E.S.P.	4
4,231,255
Associated
ATP Tower Holdings	783,494
783,494
Total investments in joint ventures and associated companies	5,014,749

The fair value of the associates and joint ventures adjustment was $1,281,598 and was determined by the methodologies of discounted cash flows, market value and market multiples. The companies Interligação Elétrica Garanhuns S.A., Interligação Elétrica do Madeira S.A., Interligação Elétrica Ivaí S.A, Interligação Elétrica Aimorés S.A. and Interligação Elétrica Paraguaçu S.A. were valued by discounted cash flows, Transmissora Aliança de Energia Elétrica (TAESA) was valued at market value and the other joint and associated businesses were valued by market multiples. The fair value adjustment of associates and joint ventures totaled $1,281,598, of which $558,659 relates to Transmissora Aliança de Energia Elétrica S.A. (TAESA) and $367,659 relates to ATP. The key assumptions for TAESA’s valuation were the number of shares held by ISA, the share market price and the exchange rate; whereas for ATP’s valuation were: the Price to Book value multiple for telecommunication comparable companies and ATP’s equity book value. The remaining other companies were valued by discounted cash flows.

2.

The fair value adjustment of the property, plant and equipment amounts to $5,233,557. The methodologies used to estimate the fair value of the property, plant and equipment and the transmission line easements were the replacement cost and market value estimate through quotations of similar assets. The key assumptions used to estimate the fair value of those assets were: replacement value of fixed assets, market quotations, and the assets useful lives.

3.

Ecopetrol measured the acquired lease liabilities by discounting the future lease payments for the remaining lease terms using the Ecopetrol Business Group incremental borrowing rate at the date of acquisition. Right-of-use assets were measured at an amount equal to lease liabilities.

4.

The fair value adjustment of intangible assets with contractual rights was $4,596,134 and were valued by the Multi – period Excess Earnings Method (MEEM) methodology, including the contractual rights’ fair value’s estimates were calculated based on the contractual revenues and the adjusted operational margin of each intangible. The projected operational profit was deducted by the corresponding income tax rate applicable in the jurisdiction, and the estimated contributory asset charges. The projected excess earning was discounted to present value using the entities’ discount rate (WACC, which included an intangible asset premium).

5.

The fair value adjustment of contingent liabilities which are defined as present obligations that arise from past events and their fair value can be measured reliably was $225,983 and it was determined based on the advice of its legal advisors based on the expected likely outcome of the disputes.

6.

The non-controlling interest fair value adjustment was measured based on the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. It has two main components: (i) the non-controlling interest fair value adjustment in ISA’s subsidiaries, mainly ISA CTEEP, ISA REP, and Consorcio Transmantaro ($ 890,575); and (ii) the non-controlling interest from Ecopetrol in ISA ($ 10,265,482).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The former corresponds mainly to the fair adjustment of the non-controlling shares in the following subsidiaries of ISA: ISA CTEEP, ISA REP and Consorcio Transmantaro. The later corresponds to the fair value of 48.59% of the equity attributable to ISA’s non-controlling shareholders, which was not acquired by Ecopetrol.

7.	Goodwill from the acquisition was allocated to the Electric Power Transmission and Toll Roads Concessions Segment.

Goodwill represents the future profitability of the businesses and potential upsides such as the possibility to expand some of the existing businesses, management’s know-how to identify new business opportunities and to finance them. Recognized Goodwill is not deducted for tax purposes in Colombia.

8.	The consideration transferred corresponds to the payment made to the former controlling shareholder of ISA, reduced by the dividends received at the time of closing the transaction.

Deferred tax liability comprises primarily the temporary differences generated between the tax bases of plant and equipment property assets and intangibles assets measured at fair value and the ISA dividend payment, using the statutory rate enacted in corresponding jurisdiction.

From the date of the acquisition until December 31, 2021, ISA contributed $4,113,198 to the consolidated revenue and $1,108,202 (including non-controlling interest for $846,454) to the consolidated net profit. If the acquisition had occurred on January 1, 2021, management estimates that consolidated revenue and consolidated net income for the year would have been higher by $7,039,487 and $2,096,511 (including non-controlling interest for $1,501,984), respectively.

Analysis of the cash flow of the acquisition:

Consideration paid in cash	(14,236,814)
Dividends received by Ecopetrol from ISA (1)	371,011
Consideration transferred (included in investment activities) (2)	(13,865,803)
Cash acquired with the business combination (included in investing activities)	4,983,234
Acquisition-related costs (3)	(69,018)
Costs related to the issuance of debt (included in financing activities) (Note 20)	(42,699)
Acquisition cash flow, net	(8,994,286)
(1)	In December 2021, ISA paid dividends to Ecopetrol of $371,011, constituting a deferred tax of $35,033, which was offset from the consideration transferred to be transferred as per the provisions of the acquisition agreement.
(2)	For the consolidated cash flow purposes, the consideration transferred does not include deferred taxes on dividends ($35,033) given that it is a non-cash item.
(3)	Acquisition-related costs correspond to fees for legal and financial advice and commissions.

13.         Investments in associates and joint ventures

The details on the participations, economic activity, address, area of operations and financial information of the investments in joint ventures and associates can be found in Exhibit 1.

13.1       Composition and movements

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2021	2020
Joint ventures
Equion Energía Limited	1,860,634	1,642,735
Transmissora Aliança de Energia Elétrica S.A.	1,496,060	—
Interligação Elétrica do Madeira S.A.	1,374,483	—
Interligação Elétrica Paraguaçu S.A.	412,526	—
Interligação Elétrica Garanhuns S.A.	363,498	—
Interligação Elétrica Ivaí S.A.	288,224	—
Interligação Elétrica Aimorés S.A.	278,408	—
Ecodiesel Colombia S.A.	64,019	51,672
Interconexión Eléctrica Colombia Panamá S.A.	8,737	—
Derivex S.A.	448	—
Parques de Rio	93	—
Interconexión Eléctrica Colombia Panamá S.A.S E.S.P.	4	—
Offshore International Group (1)	—	613,258
	6,147,134	2,307,665
Less impairment:
Equion Energía Limited	(398,104)	(314,460)
Offshore International Group (1)	—	(609,826)
	5,749,030	1,383,379
Associates
Gases del Caribe S.A. E.S.P.	1,515,838	1,512,629
ATP Tower Holdings	813,697	—
Gas Natural del Oriente S.A. E.S.P.	142,508	143,893
Gases de la Guajira S.A. E.S.P.	69,461	69,518
E2 Energía Eficiente S.A. E.S.P.	35,062	35,614
Extrucol S.A.	28,578	26,996
Serviport S.A.	9,399	8,541
Sociedad Portuaria Olefinas	3,012	2,599
	2,617,555	1,799,790
Less impairment: Serviport S.A.	(9,399)	(8,541)
	2,608,156	1,791,249
	8,357,186	3,174,628
(1)	On January 19, 2021, through the signing of the Share Purchase Agreement with one of the subsidiaries of De Jong Capital LLC., in its capacity as buyer, Ecopetrol formalized the sale of all the shares in the company Offshore International Group (OIG), in which it had a participation equivalent to 50%. This operation generated the following impacts on the results of the period: profit from the sale of assets for $4,923 and the realization of other comprehensive income for $361,728.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement of investments in associates and joint ventures:

For the year ended December 31, 2021:

	Associates	Joint ventures	Total
Opening balance	1,791,249	1,383,379	3,174,628
Capitalization	—	44,735	44,735
Business combination (Note 12)	783,494	4,231,255	5,014,749
Effects of equity method through:
Profit or loss	193,367	232,797	426,164
Other comprehensive income	12,142	121,856	133,998
Dividends declared (1)	(171,238)	(177,870)	(349,108)
Impairment (Note 18)	(858)	(83,644)	(84,502)
Foreign currency translation	—	(3,478)	(3,478)
Closing balance	2,608,156	5,749,030	8,357,186
(1)

During 2021, the Group received dividends of $206,048 from Ecodiesel, Transmissora Aliança de Energia Elétrica S.A., Interligação Elétrica do Madeira S.A., Gas Natural del Oriente S.A. E.S.P, Gases del Caribe S.A. E.S.P., Extrucol S.A., Gases de la Guajira S.A. E.S.P. and Efficient Energy S.A. E.S.P.

For the year ended December 31, 2020:

	Associates	Joint ventures	Total
Opening balance	1,826,757	1,418,315	3,245,072
Effects of equity method through:
Profit or loss	114,779	(38,443)	76,336
Other comprehensive income	(2,923)	—	(2,923)
Dividends declared (1)	(148,665)	(9,017)	(157,682)
Impairment reversal (loss) (Note 18)	2,529	(69,041)	(66,512)
Foreign currency translation	(1,228)	81,565	80,337
Closing balance	1,791,249	1,383,379	3,174,628
(1)	During 2020, the Group received dividends of COP$157,241 (2019 - COP$189,169) from its investments.

For the year ended December 31, 2019:

	Associates	Joint ventures	Total
Opening balance	244,662	1,599,674	1,844,336
Effects of equity method through:
Profit or loss	109,538	257,366	366,904
Other comprehensive income	(174,991)	4,531	(170,460)
Dividends declared	(75,674)	(4,192)	(79,866)
Impairment reversal (loss) (Note 18)	142	(318,962)	(318,820)
Foreign currency translation and other movements (1)	1,723,080	(120,102)	1,602,978
Closing balance	1,826,757	1,418,315	3,245,072
(1)	Invercolsa S.A. became a subsidiary as of November 29, 2019, thus the direct investments of Invercolsa in Gases del Caribe S.A. E.S.P., Gas Natural del Oriente S.A. E.S.P., Gases de la Guajira S.A. E.S.P., Extrucol S.A., E2 Energía Eficiente S.A. E.S.P., became direct investments of the Group as of the consolidation.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.2       Additional information about associates and joint ventures

The following is the detail of assets, liabilities, and results of the main investments in associates and joint ventures, as of December 31, 2021, and 2020:

	2021			2020
	Interligação	Transmissora	Equion	Equion	Offshore
	Elétrica do	Aliança de	Energía	Energía	International
	Madeira	Energia Elétrica	Limited	Limited	Group
Statement of financial position
Current assets	593,389	1,233,296	3,054,020	2,616,813	266,240
Non–current assets	4,432,664	8,985,539	3,850	13,538	1,302,555
Total assets	5,026,053	10,218,835	3,057,870	2,630,351	1,568,795
Current liabilities	325,049	711,592	62,157	81,259	154,086
Non–current liabilities	2,196,231	4,633,422	35,316	49,773	871,089
Total liabilities	2,521,280	5,345,014	97,473	131,032	1,025,175
Equity	2,504,773	4,873,821	2,960,397	2,499,319	543,620
Other complementary information
Cash and cash equivalents	207,703	128,256	106,858	36,601	110,622

	2021			2020		2019
	Interligação	Transmissora	Equion	Equion	Offshore	Equion	Offshore
	Elétrica do	Aliança de	Energía	Energía	International	Energía	International
	Madeira	Energia Elétrica	Limited	Limited	Group	Limited	Group
Statement of profit or loss
Sales revenue	639,356	2,953,672	63,169	257,066	325,812	1,285,891	529,167
Costs	(18,021)	(450,666)	(45,201)	(127,672)	(364,750)	(671,179)	(690,484)
Other operating income (expenses), net	—	(117,526)	(8,553)	60,852	(234,597)	(624)	(64,115)
Financial (expenses) income	(129,094)	(562,549)	65,611	(1,090)	(24,034)	(3,660)	(31,288)
Income tax (expense)	(112,574)	(285,702)	(22,091)	(45,137)	59,818	(214,048)	208,473
Financial year results	379,667	1,537,229	52,935	144,019	(237,751)	396,380	(48,247)
Other comprehensive results	—	15,599	1,632,400	1,223,990	—	1,102,757	—
Other complementary information
Depreciation and amortization	3,708	15,076	399	41,536	205,243	404,482	226,654

This is a reconciliation of equity of the significant investments and the carrying amount of investments as of December 31:

	2021			2020
	Interligação	Transmissora	Equion	Equion	Offshore
	Elétrica do	Aliança de	Energía	Energía	International
	Madeira	Energia Elétrica	Limited	Limited	Group
Equity of the joint venture	2,504,773	4,873,821	2,960,397	2,499,319	543,620
% of Ecopetrol’s ownership	51%	14.88%	51%	51%	50%
Ecopetrol’s ownership	1,277,434	725,185	1,509,802	1,274,654	271,811
Additional value of the investment	—	197,070	375,694	375,693	341,447
Impairment	—	—	(398,104)	(314,460)	(609,826)
Unrealized gain	—	—	(24,862)	(7,612)	—
Carrying amount of the investment	1,277,434	922,255	1,462,530	1,328,275	3,432

According to the equity method recognized in profit and loss by Ecopetrol Business Group in aggregated amount for separately not significant joint ventures and associates correspond to $85,509 and $193,367, respectively.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14.         Property, plant, and equipment

	Plant	Pipelines,
	and	networks	Work in
	equipment	and lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2020	51,088,781	37,141,694	7,514,228	8,412,469	4,112,826	2,692,461	110,962,459
Additions/capitalizations	1,958,132	1,657,967	1,854,907	434,438	4,965	207,179	6,117,588
Increase by business combination (Note 12)	184,303	14,860,422	1,521,181	557,224	395,828	121,500	17,640,458
(Decrease) increase in abandonment costs (Note 23)	(182,172)	(104,101)	(1,673)	(3,494)	—	127	(291,313)
Capitalized financial interests (1)	53,740	29,435	29,209	12,491	160	6,129	131,164
Exchange differences capitalized	1,371	751	745	319	4	156	3,346
Disposals	(312,646)	(81,967)	(9,344)	(25,530)	(4,164)	(37,560)	(471,211)
Foreign currency translation	4,946,012	1,646,079	164,778	204,496	257,988	120,110	7,339,463
Transfers/reclassifications	(284,678)	252,353	(507,917)	67,814	32,690	(91,442)	(531,180)
Balance as of December 31, 2021	57,452,843	55,402,633	10,566,114	9,660,227	4,800,297	3,018,660	140,900,774

Accumulated depreciation and impairment losses
Balance as of December 31, 2020	(21,256,869)	(17,558,024)	(1,023,456)	(3,628,724)	(78,548)	(908,500)	(44,454,121)
Depreciation expense	(2,420,045)	(1,723,300)	—	(381,978)	—	(116,923)	(4,642,246)
Reversal (loss) of an impairment (Note 18)	24,888	(22,346)	(312,009)	12,790	16,403	(858)	(281,132)
Disposals	276,225	66,555	421	18,152	34	31,355	392,742
Foreign currency translation	(1,726,218)	(434,365)	(1,550)	(73,136)	(5,500)	(61,416)	(2,302,185)
Transfers/reclassifications	403,182	6,428	56,994	(6,357)	—	2,447	462,694
Balance as of December 31, 2021	(24,698,837)	(19,665,052)	(1,279,600)	(4,059,253)	(67,611)	(1,053,895)	(50,824,248)
Net balance as of December 31, 2020	29,831,912	19,583,670	6,490,772	4,783,745	4,034,278	1,783,961	66,508,338
Net balance as of December 31, 2021	32,754,006	35,737,581	9,286,514	5,600,974	4,732,686	1,964,765	90,076,526
(1)	Financial interest is capitalized based on the weighted average rate of loan costs. See Note 20 – Loans and financing.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Plant	Pipelines,
	and	networks	Work in
	equipment	and lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2019	47,995,471	36,370,647	6,259,654	8,157,945	4,054,538	2,660,232	105,498,487
Additions/capitalizations (1)	1,625,316	1,179,602	1,573,469	390,731	18,705	244,494	5,032,317
Increase in abandonment costs (Note 23)	181,318	15,035	—	3,885	—	3,126	203,364
Capitalized financial interests (2)	42,052	31,511	38,756	14,965	753	8,324	136,361
Exchange differences capitalized	1,338	1,002	1,233	476	24	265	4,338
Disposals	(491,677)	(84,184)	(79,077)	(16,390)	(10,155)	(85,785)	(767,268)
Effect of control loss in subsidiaries (3)	(298,570)	(592,885)	(775)	(266,526)	(60,341)	(144,189)	(1,363,286)
Adjustment on fair value for business combination (4)	547,965	44,538	—	54,413	—	73,754	720,670
Foreign currency translation	1,336,351	478,103	19,804	59,107	73,181	29,876	1,996,422
Transfers /reclassifications	149,217	(301,675)	(298,836)	13,863	36,121	(97,636)	(498,946)
Balance as of December 31, 2020	51,088,781	37,141,694	7,514,228	8,412,469	4,112,826	2,692,461	110,962,459
Accumulated depreciation and impairment losses
Balance as of December 31, 2019	(19,035,642)	(16,635,110)	(1,114,366)	(3,456,254)	(80,682)	(961,611)	(41,283,665)
Depreciation expense	(2,296,176)	(1,634,545)	—	(341,052)	—	(113,207)	(4,384,980)
(Loss) reversal of an impairment (Note 18)	(368,754)	329,743	(327,751)	(18,074)	8,799	(8,601)	(384,638)
Disposals	443,259	75,150	3,492	14,279	11	82,310	618,501
Effect of control loss in subsidiaries (3)	266,825	403,095	262	221,708	30,669	108,081	1,030,640
Foreign currency translation	(306,506)	(155,927)	959	(13,707)	3,403	(9,738)	(481,516)
Transfers/reclassifications	40,125	59,570	413,948	(35,624)	(40,748)	(5,734)	431,537
Balance as of December 31, 2020	(21,256,869)	(17,558,024)	(1,023,456)	(3,628,724)	(78,548)	(908,500)	(44,454,121)

Net balance as of December 31, 2019	28,959,829	19,735,537	5,145,288	4,701,691	3,973,856	1,698,621	64,214,822
Net balance as of December 31, 2020	29,831,912	19,583,670	6,490,772	4,783,745	4,034,278	1,783,961	66,508,338
(1)	Includes capitalizations for the acquisition of Guajira association by Hocol for a value of COP$361,426.
(2)	Financial interests are capitalized based on the weighted average rate of borrowing costs. See Note 20 - Loans and borrowings.
(3)	See effects of control loss in subsidiaries in Note 28.
(4)	On November 22, 2019, Hocol S.A. – a 100% subsidiary of Ecopetrol Business Group – signed a Purchase Agreement and Sale of Assets with “Chevron” to acquire the entire stake owned by the latter in the Guajira Association (43% of the association contract) and its position as operator.

15.         Natural and environmental resources

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

			Exploration
	Oil	Asset retirement	and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2020	65,367,278	7,231,851	8,867,894	81,467,023
Additions/capitalizations (1)	4,032,780	60,618	2,639,630	6,733,028
Increase in abandonment costs (Note 23)	—	778,925	13,256	792,181
Disposals	(3,497)	(484)	(69,908)	(73,889)
Withdrawal of exploratory assets and dry wells (2)	—	—	(486,408)	(486,408)
Capitalized financial interests (3)	99,786	—	24,757	124,543
Exchange differences capitalized	2,546	—	632	3,178
Foreign currency translation	1,979,171	101,866	767,117	2,848,154
Transfers/reclassifications	4,751,417	(78)	(4,544,665)	206,674
Balance as of December 31, 2021	76,229,481	8,172,698	7,212,305	91,614,484

Accumulated depletion and impairment losses
Balance as of December 31, 2020	(46,106,147)	(2,981,449)	(445,268)	(49,532,864)
Depletion expense	(3,803,027)	(1,193,454)	—	(4,996,481)
Reversal of impairment (Note 18)	305,016	—	59,111	364,127
Disposals	500	—	31,214	31,714
Foreign currency translation	(1,401,121)	(41,610)	—	(1,442,731)
Transfers/reclassifications	(311,565)	(14,161)	197,321	(128,405)
Balance as of December 31, 2021	(51,316,344)	(4,230,674)	(157,622)	(55,704,640)
Net balance as of December 31, 2020	19,261,131	4,250,402	8,422,626	31,934,159
Net balance as of December 31, 2021	24,913,137	3,942,024	7,054,683	35,909,844
(1)	Includes: a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities executed in RODEO, b) Ecopetrol for the Llanito, Purple Angel, Casabe and Offshore Tayrona fields. and c) Hocol mainly in Mamey 3, Pintado, Pozo Toldado, SN-8, Rc7 Pozo Basari, Ocelote, SSJN1, VIM8 and Saman. d) Ecopetrol America for Rydber and K2 e) Ecopetrol Brazil for the Gato do Mato project.
(2)	Mainly includes the Moyote well by Ecopetrol México, Ecopetrol S.A. mainly the Aguas Blancas, Alqamari-1, Nafta-1, Lorito Este 1, Boranda Centro 1 and Chimuelo 1 wells, Hocol Chacha 2 well, Ecopetrol América the well Silverback #1 and Silverback #2 and by Ecopetrol Brasil Ceará. Additionally, Hocol includes exploration expenses.
(3)	Financial interests are capitalized based on the weighted average rate of loan costs. See Note 20 – Loans and borrowings.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Asset	Exploration
	Oil	retirement	and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2019	59,822,566	5,036,884	8,362,719	73,222,169
Additions/capitalizations (1)	3,659,270	123,446	2,211,746	5,994,462
Increase in abandonment costs (Note 23)	—	2,075,992	28,097	2,104,089
Disposals	(1,806)	260	(223,805)	(225,351)
Withdrawal of exploratory assets and dry wells (2)	—	—	(448,132)	(448,132)
Capitalized financial interests (3)	111,140	—	—	111,140
Exchange differences capitalized	3,535	—	—	3,535
Adjustment at fair value for business combinations (4)	563,546	—	—	563,546
Foreign currency translation	440,978	23,353	(138,809)	325,522
Transfers/reclassifications	768,049	(28,084)	(923,922)	(183,957)
Balance as of December 31, 2020	65,367,278	7,231,851	8,867,894	81,467,023
Accumulated depletion and impairment losses
Balance as of December 31, 2019	(41,993,097)	(2,156,274)	—	(44,149,371)
Depletion expense	(3,810,349)	(831,909)	—	(4,642,258)
Reversal (loss) of impairment (Note 18)	116,403	—	(334,112)	(217,709)
Disposals	213	(40)	93,975	94,148
Foreign currency translation	(310,894)	(14,546)	—	(325,440)
Transfers/reclassifications	(108,423)	21,320	(205,131)	(292,234)
Balance as of December 31, 2020	(46,106,147)	(2,981,449)	(445,268)	(49,532,864)
Net balance as of December 31, 2019	17,829,469	2,880,610	8,362,719	29,072,798
Net balance as of December 31, 2020	19,261,131	4,250,402	8,422,626	31,934,159
(1)	Includes capitalizations for the acquisition of Guajira association by Hocol for a value of COP$214,852 (See Note 2.2).
(2)	Includes dry wells: 1) Ecopetrol: Nafta 1, Caronte, Alqamari, Boranda Sur and Coyote; 2) Hocol: Obiwan and 3) Ecopetrol Brasil: a well of Saturno. Additionally, exploration costs of Ecopetrol America are included.
(3)	Financial interests are capitalized based on the weighted average rate of loan costs. See Note 20 – Loans and borrowings.
(4)	On November 22, 2019, Hocol S.A. – a 100% subsidiary of Ecopetrol Business Group – signed a Purchase Agreement and Sale of Assets with “Chevron” to acquire the entire stake owned by the latter in the Guajira Association (43% of the association contract) and its position as operator.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Accounting for suspended exploratory wells

The following table shows the classification by age, from the completion date, of the exploratory wells that are suspended as of December 31, 2021, 2020 and 2019:

	2021	2020	2019
Between 1 and 3 years (a)	—	—	361,700
Between 3 and 5 years (b)	—	319,368	132,021
More than 5 years (c)	651,040	589,604	441,389
Total suspended exploratory wells	651,040	908,972	935,110
Number of projects exceeding 1 year	6	16	30
Wells under 1 year of suspension (d)	20,863	—	—
(a)	As of December 2019, suspended exploratory wells correspond to Ecopetrol: Caronte, Purple Angel and Gorgon.
(b)	For 2020, the balance corresponds mainly to wells of Ecopetrol: Purple Angel and Gorgon. For 2019, the balance corresponds mainly to wells of Ecopetrol S.A.: Luna-1 and Gala 1K and discovery wells of Ecopetrol America Inc: Warrior 1.
(c)	Corresponds mainly to i) Ecopetrol S.A.: Orca 1, Purple Angel and Gordon, which are under evaluation. As of December 2021, the suspended exploratory wells of Offshore International Group are not included, considering that Ecopetrol formalized the sale of all the shares in the company Offshore International Group (Note 13). For 2020, the exploratory wells correspond mainly to i) Ecopetrol S.A.: Orca 1, Luna-1 and Gala 1K. For 2019, the balance corresponds mainly to Orca 1.
(d)	Corresponds to Hocol: Merecumbe 1 -SSJN1 as of December 2021.

16.         Right-of-use assets

The following is the movement of right-of-use assets for the years ended December 31, 2021 and 2020:

		Lands and	Plant and		Right-of-use	Lease
	Pipelines	buildings	equipment	Vehicles	assets	liabilities
Balance as of December 31, 2020	—	93,472	133,939	150,475	377,886	1,055,198
Additions	22,871	22,190	10,037	20,319	75,417	75,417
Effect of business combinations (Note 12)	75,836	121,042	13,779	19,550	230,207	255,503
Amortization of the period	(6,897)	(39,109)	(61,186)	(86,830)	(194,022)	—
Remeasurements(1)	—	26,057	48,803	5,045	79,905	80,068
Impairment loss	—	(5,802)	(20,608)	(5,373)	(31,783)	—
Disposals	—	(14,540)	—	(98)	(14,638)	(64,726)
Finance cost	—	—	—	—	—	49,694
Repayment of borrowings and interests	—	—	—	—	—	(336,030)
Transfers	(214)	(11,676)	(363)	(1,134)	(13,387)	2,615
Exchange difference	(14,577)	7,436	(3,017)	(2,749)	(12,907)	47,360
Balance as of December 31, 2021	77,019	199,070	121,384	99,205	496,678	1,165,099
(1)	Corresponds mainly to updating rates and conditions in lease contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Lands and	Plant and		Right-of-use		Lease
	buildings	equipment	Vehicles	assets	Subleases	liabilities
Balance as of December 31, 2019	218,513	97,264	140,448	456,225	29,436	1,290,954
Additions	41,303	14,618	32,582	88,503	—	88,503
Amortization of the period	(52,200)	(29,038)	(98,726)	(179,964)	—	—
Remeasurements (1)	(41,907)	33,686	69,255	61,034	—	76,799
Reversal of impairment	312	29,718	5,844	35,874	—	—
Disposals	(13,343)	(4,321)	—	(17,664)	—	(28,916)
Effect of control loss in subsidiaries	(61,044)	(7,432)	—	(68,476)	(29,436)	(102,671)
Finance cost	—	—	—	—	—	64,988
Repayment of borrowings and interests	—	—	—	—	—	(350,539)
Exchange difference	1,838	(556)	1,072	2,354	—	16,080
Balance as of December 31, 2020	93,472	133,939	150,475	377,886	—	1,055,198
(1)	Corresponds mainly to updating rates and conditions in lease contracts.

17.         Intangible assets

The following is the movement of intangibles and their amortization and impairment for the years ended December 31, 2021, and 2020:

	Licensees and	Other	Concessions	Easements
	software	intangibles	and rights	(2)	Total
Cost
Balance as of December 31, 2020	835,030	201,463	351,108	79,176	1,466,777
Acquisitions	140,263	11,456	275,736	16,891	444,346
Effect of business combination (Note 12) (1)	130,634	666,455	11,910,589	1,618,801	14,326,479
Disposals	(21,581)	(226)	(402)	(79)	(22,288)
Foreign currency translation	82,397	83,856	893,249	18,553	1,078,055
Transfers/reclassifications	(47,932)	(22,924)	73,161	37	2,342
Balance as of December 31, 2021	1,118,811	940,080	13,503,441	1,733,379	17,295,711
Accumulated amortization and impairment losses
Balance as of December 31, 2020	(607,871)	(67,299)	(173,799)	(62,765)	(911,734)
Amortization of the period	123,796	(19,780)	(427,989)	(3,200)	(327,173)
Losses for impairment	(57)	—	—	—	(57)
Disposals	21,313	56	—	41	21,410
Foreign currency translation	(55,695)	(66,333)	(447,697)	—	(569,725)
Transfers/reclassifications	(171,303)	64	171,360	(37)	84
Balance as of December 31, 2021	(689,817)	(153,292)	(878,125)	(65,961)	(1,787,195)
Net balance as of December 31, 2020	227,159	134,164	177,309	16,411	555,043
Net balance as of December 31, 2021	428,994	786,788	12,625,316	1,667,418	15,508,516
(1)	Corresponds to the balances recognized in the business combination, which mainly includes i) service concessions classified as intangible assets, according to IFRIC 12, in Peru, Bolivia, and Colombia, ii) rights to use infrastructure and intangible assets recognized through business combinations in Brazil and Peru, and iii) intangibles associated with economic benefits from contractual income.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)	Easements are acquired rights for the passage of its operating assets, mainly electric power transmission lines. These assets are acquired in perpetuity, so there is no set term or contractual limit, and the right is maintained over time.

	Licenses and	Other
	software	intangibles	Total
Cost
Balance as of December 31, 2019	994,599	285,247	1,279,846
Acquisitions	43,817	46,265	90,082
Foreign currency translation	12,569	5,072	17,641
Effect of control loss in subsidiaries (Note 28)	(10,584)	—	(10,584)
Disposals	(5,430)	—	(5,430)
Adjustment on fair value for business combination (Note 12)	156	—	156
Transfers	30,892	64,174	95,066
Balance as of December 31, 2020	1,066,019	400,758	1,466,777
Accumulated amortization and impairment losses
Balance as of December 31, 2019	(692,217)	(104,531)	(796,748)
Amortization of the period	(93,907)	(23,429)	(117,336)
Recovery -losses for impairment (Note 18)	(176)	5	(171)
Disposals	5,558	11	5,569
Effect of control loss in subsidiaries (Note 28)	9,877	—	9,877
Foreign currency translation	(8,689)	(65)	(8,754)
Transfers	(2,116)	(2,055)	(4,171)
Balance as of December 31, 2020	(781,670)	(130,064)	(911,734)
Net balance as of December 31, 2019	302,382	180,716	483,098
Net balance as of December 31, 2020	284,349	270,694	555,043

18.         Impairment of non-current assets

As mentioned in Note 4.13, each year the Ecopetrol Business Group assesses whether there is an indication that an asset or cash–generating unit may be impaired or if impairment losses recognized in previous periods should be reversed (except for goodwill impairment losses).

The Impairment of non-current assets includes (tangible and intangible) property, plant and equipment and natural resources, investments in companies, goodwill and other non–current assets. The Ecopetrol Business Group is exposed to future risks derived mainly from variations in: (i) the estimate of future oil prices, (ii) refining margins and profitability, (iii) cost profile, (iv) investments and maintenance expenses, (v) amounts of recoverable reserves, (vi) market and country risk assessments reflected in the discount rate, and (vii) changes in domestic and international regulations, among others.

Any changes in the above estimates used to calculate the recoverable amount of a non–current assets can have a material impact on the recognition impairment losses or reversals (other than goodwill impairment losses) in the profit or loss. Highly sensitive significant estimates affecting each business segments, among others include: (i) in the exploration and production segment, variations of recoverable hydrocarbon estimates, changes in projected realization prices and the discount rate; (ii) in the refining segment, changes in finished products and crude oil prices, the discount rate, refining margins, changes in environmental regulations, cost structure and the level of capital expenditures; (iii) in the transport and logistics segment, changes in regulated tariffs and transported volumes, and (iv) in electric power transmission and toll roads concessions, internal and external factors that affect the recoverable value of the assets versus the book value of the assets.

As described in Note 2.8, the behavior of the prices of crude oil and products during the year 2021 showed a recovery versus the price levels generated in 2020 and 2019, a situation that has an impact in the parameters established for the calculation of the impairment.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Based on the impairment tests conducted by the Ecopetrol Business Group, the following are the impairment or reversals for the years ended on December 31, 2021, 2020 and 2019:

Impairment (loss) reversal by segment	2021	2020	2019
Exploration and Production	438,020	(192,693)	(1,982,044)
Refining and Petrochemicals	(305,466)	(781,528)	452,163
Transport and Logistics	(165,901)	341,065	(232,556)
Electric power transmission and toll roads concessions	(4)	-	-
	(33,351)	(633,156)	(1,762,437)

Recognized in:
Property, plant, and equipment (Note 14)	(281,132)	(384,638)	(373,123)
Natural resources (Note 15)	364,127	(217,709)	(1,017,061)
Investment in joint ventures and associates (Note 13)	(84,502)	(66,512)	(318,820)
Right of use assets (Note 16)	(31,783)	35,874	(53,488)
Other non-current assets	(61)	(171)	55
	(33,351)	(633,156)	(1,762,437)

18.1       Exploration and production

The impairment reversal of assets of the Exploration and Production segment for the years ended December 31 of 2021, 2020 and 2019 is the following:

	2021	2020	2019
Oilfields	521,664	(123,652)	(1,663,082)
Investment in joint ventures	(83,644)	(69,041)	(318,962)
	438,020	(192,693)	(1,982,044)

18.1.1    Oilfields

In 2021, because of the new market variables, the incorporation of new reserves, price differentials versus the reference to Brent, available technical and operational information, there was a recovery of impairment recognized in previous years of the fields that operate in Colombia: Tibú, West B, South, Dina Cretaceous, Hobo and Underriver, La Hocha, Totare; and in fields operated abroad: K2. There also was an expense for impairment, mainly in the Oripaya, Arrayán and Boranda fields.

An impairment expense was recognized in the year 2020 because of the current economic context of the hydrocarbons sector, the behavior of market variables, price differentials versus the reference to Brent, technical and operational information available. This impairment was mainly recognized in fields that operate in Colombia: Occidente B, Sur, Teca, Tibú, La Hocha and Espinal, and in the field K2 abroad. In addition, a recovery was recognized in: Casabe, because of a significant increase in its reserves, as well as Provincia, Lisama and Orito.

In 2019, because of the current hydrocarbons sector’s economic context, the behavior of the market variables, Ecopetrol’s crude oil basket price discounts as compared to the ICE Brent crude price, available technical and operational information, there was an impairment loss in the oilfields that operate in Colombia mainly Tibú, Casabe, Provincia, Underriver, La Hocha y Andalucía and the oilfield operated abroad K2.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the breakdown of oilfields impairment losses or reversals for the years ended December 31, 2021, 2020 and 2019:

2021

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	11,216,641	17,575,851	499,599
Loss	239,046	136,698	(104,041)
Fields operated abroad
Reversal	1,142,593	1,306,219	126,106
			521,664

2020

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	24,845,238	61,224,928	1,019,395
Loss	2,439,799	1,423,561	(1,016,238)
Fields operated abroad
Loss	1,277,609	1,150,800	(126,809)
			(123,652)

2019

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	3,842,819	6,047,345	74,577
Loss	4,992,462	3,322,284	(1,673,258)
Fields operated abroad
Reversal	200,910	539,785	4,391
Loss	68,792	—	(68,792)
			(1,663,082)

The grouping of assets to determine the CGUs is consistent as compared to the prior periods.

The assumptions used to determine the recoverable amount include the following:

–

The fair value less costs of disposal of the Exploration and Production segment assets was determined based on cash flows after tax derived from the business plans approved by Ecopetrol Business Group’s management, which are developed based on long–term macroeconomic policies and fundamental assumptions of supply and demand. The fair value hierarchy is 3.

–	Balance of oil and gas reserves, in addition to proven reserves; probable and possible reserves were also considered (See Note 34), adjusted by different risk factors.
–	The real discount rate (after tax) determined as the average weighted cost of capital (WACC) and it corresponds to 4.94% (2020 – 3.67% and 2019–6.31%).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

–

Oil price – Brent: the forecasts include USD$75.72/barrel for the first year, USD$62.60/barrel for the medium term and USD$61.89/barrel for the long term. In 2020, the assumptions taken USD$46.36/barrel for the first year, USD$57.00/barrel for the medium term and USD$67.77/barrel as of the year 2030. International oil price projections were carried out by an independent agency specializing in oil and gas, considering the current scenarios of oil quota agreements of the OPEC (Organization of Petroleum Exporting Countries) and the impact of the changes in specifications issued by the international agreement to prevent pollution by ships (Marpol) as of the year 2020 on crude and fuels with high sulfur content.

18.1.2    Investments in joint ventures

Investments in joint ventures in the Exploration and Production segment are recorded using the equity method of accounting. Ecopetrol evaluates if there is any objective evidence that indicate that the fair value of such investments has deteriorated in the period, especially those for which goodwill has been recorded.

As a result, Ecopetrol recognized an (impairment loss) or reversal of impairment on the carrying value as of December 31, as follows:

	2021	2020	2019
Equion Energía Limited	(83,644)	7,928	(134,753)
Offshore International Group	—	(76,969)	(184,209)
	(83,644)	(69,041)	(318,962)

In 2021, an impairment expense was recognized on the investment in Equion, mainly from the consideration of the fair value of the sale transaction of the El Morro Araguaney Pipeline.

There was a recovery in 2020 on the investment in Equion mainly originated by the update of the transport rates through pipelines where Ecopetrol has a shareholding, and an impairment loss was recorded on the investment in Offshore International Group considering the fair value of the sale transaction. The significant assumptions used to determine the recoverable amount of these investments are consistent with those described in the previous section, except for the use of a discount rate in real terms in 2020 for Offshore International Group of 5.79% (2019 – 8.50%).

In 2019, an impairment loss for both. Offshore International Group and Equion Energía Limited was recorded, due to current market variables, decreasing international crude oil prices, conservative position over projects and increasing costs.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

18.2       Refining and Petrochemical

	2021	2020	2019
Refinería de Cartagena	34,650	(440,525)	911,597
Bioenergy	—	—	(234,340)
Invercolsa S.A.	(97)	(3)	—
Refinería de Barrancabermeja (projects)	(340,019)	(341,000)	(225,094)
	(305,466)	(781,528)	452,163

The following is the Cash Generating Units impairment or reversals in the refining and petrochemical segment for the years ended December 31, 2021, 2020 and 2019:

2021

			Impairment
	Carrying	Recoverable	reversal
Cash–generating units	amount	amount	(loss)
Refinería de Cartagena	26,808,008	26,842,658	34,650
Invercolsa S.A.	292	195	(97)
Refinería de Barrancabermeja (projects)	340,019	—	(340,019)
			(305,466)

2020

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	loss
Refinería de Cartagena	24,041,174	23,600,649	(440,525)
Invercolsa S.A.	276	273	(3)
Refinería de Barrancabermeja (projects)	676,334	335,334	(341,000)
			(781,528)

2019

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	reversal (loss)
Refinería de Cartagena	22,292,788	23,204,385	911,597
Bioenergy	575,331	340,991	(234,340)
Refinería de Barrancabermeja (projects)	901,517	676,423	(225,094)
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

The significant assumptions to determine the recoverable amount included: (i) a gross refining margin determined by crude oil feedstock and products price outlook provided by an independent third-party expert; (ii) a real discount rate (after tax) of 5.3% (2020-5.1% and

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

2019–6.2%), determined under WACC methodology; (iii) current conditions or benefits, or similar, as an industrial user of goods and services of the free trade zone and during the validity of the license; (iv) level of costs and long–term operating expenses in line with international refinery standards of similar configuration and conversion capacity; (v) refinery throughput and production; and (vi) level of continued investment.

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

The reversal of impairment recorded for 2019, is mainly related to macroeconomic assumptions changes which decreased the discount rate used to value the assets; this is explained by the decreasing risk and the Company's cost of the debt. Together, operational management and financial results allowed the support of operational improvements included in the forecast that compensate in some measure the effects related to the impact that the MARPOL regulation will have on the margins' forecast of refined products and the crude oil basket price discounts. The results of 2019 were impacted by a higher knowledge of the Refinery capabilities and efficient operational management.

18.2.2    Bioenergy

Starting June 24, 2020, Bioenergy entered the mandatory liquidation process. Therefore, as of this date Ecopetrol Business Group does not have control over Bioenergy and it is no longer a part of the consolidated figures.

An impairment expense was recorded in 2019 in the amount of $234,340. This value was mainly generated by changes in operating variables, changes in the projection of operating flows and the need for greater resources, mainly due to the results of the renewal of older cane plantations.

The recoverable amount of Bioenergy for 2019 was calculated based on the fair value less the costs of disposal level, which is greater than the value in use and corresponds to the future cash flows discounted after taxes on profit. The fair value hierarchy is 3.

The significant assumptions used to determine the recoverable amount included: (a) forecast of ethanol prices based on projections made by Ecopetrol Business Group specialists and (b) a 6.03% discount rate in real terms  determined under the WACC methodology.

18.2.3    Refinería de Barrancabermeja

As of December 31, 2021, because an update analysis for the Barrancabermeja Refinery Modernization Project, an impairment expense of $340,019 was recognized, produced mainly by engineering work executed according to the evaluations and the context of the industry during the year.

An impairment expense of COP$341,000 was recognized as of December 31, 2020, as a result of the update of the analysis for the Barrancabermeja Refinery Modernization Project, in relation to engineering work based on the evaluations carried out and the current context of the industry.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The assumptions used in the model to determine the recoverable value included: i) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission - CREG, ii) the actual discount rate used in the valuation was 2.95% (2020 – 3.17% and 2019 - 4.88%) and iii) transport volume projections based on the financial plan and the long-term volumetric transport program.

In 2021, an impairment expense was recognized for the Southern Cash Generating Unit, the estimate of the impaired value was $160,653, corresponding to the total value of the asset. In addition, an impairment of $2,845 was established for the Yaguará-Tenay system, which corresponds to 39% of the value of the asset. Finally, the segment recognized an additional impairment of $2,545 as a result of the sale of a turbo-generator during the year and a recovery in other non-current assets of $142. The recognition of impairment is due to volumetric variation and rates.

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

In 2019, we recorded an impairment loss of COP$232,556, mainly related to the cash-generating unit of the South COP$106,983, by Puerto de Tumaco and the TransAndino Pipeline (OTA), which means an impairment loss of 100% of the book value; and the cash-generating unit of the North COP$125,140; both include the right-of-use assets. This impairment loss was generated mainly by decreased volume transport to determine the income forecast and the lower efficiency costs.

19.         Goodwill

	2021	2020
Interconexión Eléctrica S.A. E.S.P.	3,092,045	—
Oleoducto Central S.A.S.	683,496	683,496
Hocol Petroleum Ltd.	537,598	537,598
Invercolsa S.A.	434,357	434,357
Andean Chemical Ltd	127,812	127,812
Esenttia S.A.	108,137	108,137
	4,983,445	1,891,400
Less impairment Hocol Petroleum Ltd.	(297,121)	(297,121)
	4,686,324	1,594,279

As of December 31, 2021, and 2020, the Ecopetrol Business Group assessed the recoverability of the carrying value of goodwill generated in the acquisition of subsidiaries. The recoverable amount was determined based on the realization value less costs of disposal using the present value of future cash flows for each of the companies acquired with goodwill. The source of information used the financial projections of each company derived from the business plans approved by management, which were developed based on long-term macroeconomic factors such as price curves and margins and fundamental assumptions of supply and demand. As a result of the analysis, the Ecopetrol Business Group did not recognize any goodwill impairment for these periods.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.         Loans and borrowings

20.1       Composition of loans and borrowings

	Weighted average effective
	interest rate as of December 31		2021	2020
	2021	2020
Local currency
Bonds	9.1%	6.4%	4,941,024	1,084,461
Syndicated loan	5.4%	5.6%	600,452	811,079
Lease liabilities (1)	6.3%	6.6%	823,922	836,489
Commercial loan	7.8%	6.3%	1,516,377	312,408
			7,881,775	3,044,437
Foreign currency
Bonds (2)	5.7%	6.0%	66,603,695	33,944,548
Commercial loan (3)	3.5%	3.6%	18,750,580	8,247,014
Loans from related parties (Note 31)	0.3%	0.8%	1,483,701	1,277,046
Lease liabilities (1)	6.0%	6.1%	341,177	218,709
			87,179,153	43,687,317
			95,060,928	46,731,754
Current			9,206,283	4,923,346
Non–current			85,854,645	41,808,408
			95,060,928	46,731,754
(1)	Corresponds to present value of the payments to be made during the term of the operative lease contracts of pipelines, tanks, property, and vehicles, recognized by the implementation of IFRS 16 – Leases (See Note 16).
(2)	On October 27, public debt bonds were issued for USD $2,000 million, with maturity of 10 and 30 years, at coupon rates of 4.625% and 5.875%, respectively, to partially refinance the loan obtained for the acquisition of 51.4% of Interconexión Eléctrica S.A. (ISA). The movement of foreign currency bonds also corresponds to the increase in the exchange rate.
(3)	Corresponds mainly to the credit with international banks for the acquisition of ISA for USD$3,672 million (the equivalent value in pesos received corresponds to $14,190,267) subscribed between Ecopetrol and Banco Santander S.A., Citibank N.A., JPMorgan Chase Bank, N.A., and The Bank of Nova Scotia, each with a 25% participation. The main conditions of the financing are: (i) payment of 100% principal at maturity within a period of 2 years from the date of subscription of the contract; (ii) an interest rate of Libor USD (3M) + 80 basis points and (iii) an initial aggregate commission of 30 basis points. The Costs related to the issuance of debt correspond to $42,699 (Note 12).

20.2       Fair value of loans

The fair value of loans and borrowings is $99,258,034 and $52,721,790 as of December 31, 2021, and 2020, respectively.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.3       Maturity of loans and borrowings

The following are the maturities of loans and borrowing as of December 31, 2021:

	Up to 1
	year (1)	1 – 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	290,858	1,152,829	1,423,909	2,073,428	4,941,024
Syndicated loan	239,597	360,855	—	—	600,452
Lease liabilities	188,477	340,283	283,070	12,092	823,922
Commercial loans	170,758	539,693	595,307	210,619	1,516,377
	889,690	2,393,660	2,302,286	2,296,139	7,881,775
Foreign currency
Bonds	3,275,138	27,550,698	17,515,876	18,261,983	66,603,695
Commercial loans	3,457,708	14,792,560	303,012	197,300	18,750,580
Lease liabilities	100,046	205,617	35,514	—	341,177
Loans from related parties	1,483,701	—	—	—	1,483,701
	8,316,593	42,548,875	17,854,402	18,459,283	87,179,153
	9,206,283	44,942,535	20,156,688	20,755,422	95,060,928

(1)Includes short-term credit and the current portion of long-term debt, as applicable.

The following are the maturities of loans and borrowing as of December 31, 2020:

	Up to 1
	year (1)	1 – 5 years	5–10 years	> 10 years	Total
Local currency
Bonds	65,829	354,081	370,900	293,651	1,084,461
Syndicated loan	242,660	568,419	—	—	811,079
Lease liabilities	167,059	418,938	211,233	39,259	836,489
Commercial loans	106,410	205,998	—	—	312,408
	581,958	1,547,436	582,133	332,910	3,044,437
Foreign currency
Bonds	1,905,325	14,692,852	12,109,859	5,236,512	33,944,548
Commercial loans	1,098,593	6,563,863	584,558	—	8,247,014
Loans from related parties	1,277,046	—	—	—	1,277,046
Lease liabilities	60,424	149,381	8,904	—	218,709
	4,341,388	21,406,096	12,703,321	5,236,512	43,687,317
	4,923,346	22,953,532	13,285,454	5,569,422	46,731,754
(1)	Includes short–term credit and the current portion of long–term debt, as applicable.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.4       Breakdown by type of interest rate and currency

The following is the breakdown of loans and borrowing by type of interest rate as of December 31, 2021 and 2020:

	2021	2020
Local currency
Fixed rate	1,239,723	523,870
Floating rate	6,642,052	2,520,567
	7,881,775	3,044,437
Foreign currency
Fixed rate	69,427,014	38,706,328
Floating rate	17,752,139	4,980,989
	87,179,153	43,687,317
	95,060,928	46,731,754

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

20.5       Loans designated as hedging instrument

As of December 31, 2021, Ecopetrol designated USD$13,287 million (2020- USD$8,549 million) of foreign currency debt as a hedging instrument, of which USD$8,315 million is used to hedge the net investment in foreign operations with the US dollar as their functional currency, and USD$4,972 million is used to hedge the cash flows of future crude oil exports. See Note 30 – Risk management.

20.6       Guarantees and covenants

Financing obtained directly by Ecopetrol in capital markets has no guarantees granted or financial covenant restrictions.

The following is a summary of certain restrictions contained in loan instruments of Ecopetrol Business Group. As of Dec 31, 2021, the covenants, loans and payments have been fulfilled.

-	The syndicated loan entered by Oleoducto Bicentenario requires that this subsidiary maintain an established relationship of leverage and solvency and cash flow / service to the debt.
-	ISA and its companies obtained guarantees to support the growth of its different business units and ensure strategic commercial and operational viability; guarantees under paragraph 14 of IFRS 7 corresponding to assets pledged as collateral for contingent assets/liabilities granted. As of December 31, 2021, the total value of the current guarantees is $18,236,351.
-	ISA and its companies have covenants related to the delivery of periodic financial information and the fulfillment of the obligations originated in the credit agreements with the financial entities, the Ministry of Public Works of Chile, the bondholders, the rating agencies of risks, auditors, and municipalities, among others. The main companies with covenants acquired in the management of financing are Ruta Costera, ISA Peru, ISA CETEEP and subsidiaries, ISA Intervial and concessionaires, ISA Interchile.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.7       Movement of net financial debt

The following is the movement of net financial debt as of December 31, 2021, 2020 and 2019:

	Cash and	Other financial	Loans and	Net financial
	equivalents	assets	borrowings	debt
Balance as of December 31, 2019	7,075,758	4,979,292	(38,239,139)	(26,184,089)
Cash flow	(1,971,156)	(2,107,856)	(6,105,296)	(10,184,308)
Exchange difference:
Recognized in profit or loss	(22,294)	38,701	747,744	764,151
Recognized in other comprehensive income	—	—	(722,458)	(722,458)
Financial cost registered to projects	—	—	(255,372)	(255,372)
Financial income (expense) recognized in profit or loss	—	43,948	(2,386,537)	(2,342,589)
Foreign currency translation	—	42,529	(175,885)	(133,356)
Effect of loss of control in subsidiaries	—	—	528,981	528,981
Other movements that do not generate cash flow	—	75,045	(123,792)	(48,747)
Balance as of December 31, 2020	5,082,308	3,071,659	(46,731,754)	(38,577,787)
Cash flow (1)	3,992,936	(1,317,936)	(9,729,667)	(7,054,667)
Exchange difference:
Recognized in profit or loss	491,428	76,085	(810,358)	(242,845)
Recognized in other comprehensive income	—	—	(6,113,502)	(6,113,502)
Financial cost registered to projects	—	—	(255,708)	(255,708)
Financial income (expense) recognized in profit or loss	—	7,431	(3,095,224)	(3,087,793)
Foreign currency translation	—	55,306	(821,889)	(766,583)
Valuation recognized in results and OCI	—	(1,632)	—	(1,632)
Uploading index	—	—	(85,652)	(85,652)
Effect of business combination (Note 12) (2)	4,983,234	1,093,941	(27,458,935)	(21,381,760)
Other movements that do not generate cash flow	—	(50,120)	41,761	(8,359)
Balance as of December 31, 2021	14,549,906	2,934,734	(95,060,928)	(77,576,288)
(1)	The cash flow related to loans and borrowings includes the cash proceeded from borrowing, repayments, lease, and interest payments. The cash flow also includes $42,699 related to the issuance of debt for ISA acquisition (Note 12).
(2)	Includes for loans and financing, loans for $27,203,432 and lease liabilities for $255,503.

21.         Trade and other payables

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2021	2020
Current
Suppliers	10,470,260	6,491,909
Partners’ advances	1,060,349	497,898
Withholding tax	717,720	462,429
Insurance and reinsurance	294,114	240,803
Deposits received from third parties (1)	136,310	84,436
Related parties (Note 31)	66,598	72,316
Dividends payable (2)	58,668	223,571
Agreements in transport contracts (3)	33,883	37,941
Hedging operations (4)	2,032	6,405
Various creditors (1)	728,297	331,333
	13,568,231	8,449,041

Non - current
Suppliers	8,260	—
Deposits received from third parties (1)	33	1,109
Various creditors (1)	62,314	19,955
	70,607	21,064
(1)	For presentation purposes, this note includes the current and non-current trade and other payables, for comparative years 2021-2020.
(2)	Corresponds to dividends declared to third parties by Intercoconexión Eléctrica S.A., Ecopetrol and Investments of Gases of Colombia S.A.
(3)	Corresponds to the value of the payables for agreements agreed in the transportation contracts for pipelines, calculated in volumetric quality compensation and other inventory management arrangements.
(4)	Corresponds to the balance payable for the liquidation of swap contracts acquired to hedge the price risk of export crude oil.

The carrying amount of trade accounts and other accounts payable approximates their fair value due to their short–term nature.

22.         Provisions for employees’ benefits

	2021	2020
Post–employment benefits
Healthcare	6,636,809	7,193,527
Pension	2,159,530	2,819,985
Education	443,761	485,792
Bonds	320,833	342,669
Other plans	91,476	102,632
Termination benefits – Voluntary retirement plan (1)	746,585	713,407
	10,398,994	11,658,012
Social benefits and salaries	856,198	674,080
Other employee benefits	123,853	91,575
	11,379,045	12,423,667
Current	2,296,253	2,022,137
Non–current	9,082,792	10,401,530
	11,379,045	12,423,667

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)

It includes the obligation for the new voluntary retirement plan, on which Ecopetrol made offers to a part of its workers during 2020, of which 94 workers in 2021 and 421 in 2020 have accepted. This plan was approved at the end of 2019 by the Company's Board of Directors and includes the retirement of employees from January 2020 until December 2023, through 4 modalities: Compliance with the work cycle (pension), Retirement Plan A (Rent), Retirement Plan B (Bonus), and Enhanced Compensation.

22.1       Post–employment benefits liability (asset)

The following table shows the movement in liabilities and assets, net of post-employment benefits and termination benefits, as of December 31, 2021 and 2020:

	Pension and bonds (1)		Other		Total
	2021	2020	2021	2020	2021	2020
Liabilities for employee benefits
Opening balance	16,320,383	15,916,472	8,510,594	7,593,171	24,830,977	23,509,643
Effect of business combination	545,319	—	301,780	—	847,099	—
Current service cost	10,948	—	121,404	118,035	132,352	118,035
Past service cost (2)	3,545	—	125,783	631,761	129,328	631,761
Interest expense	867,644	882,785	485,494	439,682	1,353,138	1,322,467
Transferred benefits	—	—	(577)	—	(577)	—
Actuarial (gains) losses	(2,285,738)	418,187	(1,091,228)	87,311	(3,376,966)	505,498
Benefits paid	(931,051)	(897,061)	(506,323)	(359,366)	(1,437,374)	(1,256,427)
Foreign currency translation	(10,458)	—	—	—	(10,458)	—
Closing balance	14,520,592	16,320,383	7,946,927	8,510,594	22,467,519	24,830,977

Plan assets
Opening balance	13,157,729	12,709,838	15,236	3,015	13,172,965	12,712,853
Effect of business combination	—	—	11,004	—	11,004	—
Return on assets	691,584	700,168	367	136	691,951	700,304
Contributions to funds	—	—	504,511	370,090	504,511	370,090
Benefits paid	(924,924)	(897,061)	(502,340)	(358,199)	(1,427,264)	(1,255,260)
Actuarial (losses) gains	(884,160)	644,784	(482)	194	(884,642)	644,978
Closing balance	12,040,229	13,157,729	28,296	15,236	12,068,525	13,172,965
Net post–employment benefits liability	2,480,363	3,162,654	7,918,631	8,495,358	10,398,994	11,658,012
(1)	There is no cost for the pension and pension plans service since the beneficiaries were retired as of July 31, 2010.
(2)	It includes the new voluntary retirement plan.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following table shows the movement in profit and loss and in other comprehensive income as of December 31, 2021, 2020 and 2019:

	2021	2020	2019
Recognized in profit or loss
Interest expense. Net	658,476	622,163	537,893
Current service cost	104,246	118,035	76,478
Remeasurements	(211)	—	10,213
	762,511	740,198	624,584
Recognized in other comprehensive income
Pension and pension bonds (1)	1,401,578	226,597	(1,303,693)
Healthcare (1)	991,050	(33,324)	(1,268,379)
Education and severance	63,222	(55,693)	922
Termination benefits – Voluntary retirement plan	—	(121)	(34)
Other movements	817	—	—
	2,456,667	137,459	(2,571,184)
Deferred tax	(679,510)	(41,238)	771,355
	1,777,157	96,221	(1,799,829)

(1)

For the year 2021, higher discount rates were applied in the actuarial calculation process, which generates a variation of other comprehensive income compared to the year 2020. The increase also includes the adding of Interconexión Eléctrica S.A. E.S.P. in consolidation process.

22.2       Plan assets

Plan assets are resources held by pension trusts for payment of pension obligations. Payments for health and education post–employment benefits are Ecopetrol’s responsibility. The destination of trust resources and its yields cannot be changed or returned to the Ecopetrol Business Group until all pension obligations have been fulfilled.

The following is the composition of the plan assets of pension and pension bonds by type of investment as of December 31, 2021 and 2020:

	2021	2020
Bonds issued by the national government	2,758,728	4,958,612
Other local currency	5,422,709	1,502,349
Bonds of private entities	2,393,322	3,177,531
Variable yield	1,026,862	679,448
Other public bonds	302,254	777,562
Other foreign currency	113,012	1,992,800
Bonds of foreign entities	51,638	84,663
	12,068,525	13,172,965

36.99% (2020 –23.3%) of plan assets are classified as level 1 in the fair value hierarchy where prices for the assets are directly observable on actively traded markets, and 63.01% (2020 – 76.7%) are classified as level 2.

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

On the other hand, the estimated price is calculated for investments that do not reflect enough information to estimate an average market price, replicating the quoted prices for similar assets or prices obtained through quotes from brokers. This estimated price is also given by Precia because of the application of robust methodologies approved by the financial regulator and widely used by the financial sector.

The following table reflects the credit ratings of the issuers and counterparties in assets held by the autonomous pension funds:

	2021	2020

AAA	7,183,658	4,369,805
Nación	2,871,610	5,102,222
AA+	455,875	570,716
F1+	112,284	61,192
BAA3	78,216	—
AA	74,350	134,454
BBB+	40,928	10,328
BBB-	39,865	458,273
BRC1+	37,884	52,296
BAA1	18,855	—
AA-	9,558	4,014
A	5,834	5,307
BBB	—	201,163
A3	—	11,633
Others	47,348	297,048
Not available ratings	1,092,260	1,894,514
	12,068,525	13,172,965

See credit risk policy in Note 30.8.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.3       Actuarial assumptions

The following are the actuarial assumptions used in determining the present value of defined employee benefit obligations used for the actuarial calculations as of December 31, 2021, and 2020:

2021	Pension	Bonds	Health	Education	Others (1)
Discount rate (1)	5.18%-8.7%	5.00%-6.25%	7.00%-8.8%	6.30%-8.9%	5.56%-7.10%
Salary growth rate (1)	4.50%	N/A	N/A	4.50%	4.5%-4.7%
Expected inflation rate (1)	3.0%-4.0%	3.00%	3.00%	3.00%	3.00%-4.00%
Pension growth rate	3.0%-3.5%	N/A	N/A	N/A	3.50%
Cost trend
Short–term rate	N/A	N/A	6.67%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	4.70%

2020	Pension	Bonds	Health	Education	Others (1)
Discount rate	5.50%	4.75%	6.00%	5.00%	4.09%
Salary growth rate	N/A	N/A	N/A	N/A	4.70%
Expected inflation rate	3.00%	3.00%	3.00%	3.00%	3.00%
Pension growth rate	3.00%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	6.67%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	N/A

N/A: Not applicable for this benefit.

(1)	Weighted average discount rate.

The cost trend is the projected increase for the initial year, which includes the expected inflation rate.

The mortality table used for the calculations was that of ‘Valid Annuitant’ for men and women based on the experience gained for the period 2005–2008 of the Colombian Social Security Institute.

22.4       Maturity of benefit obligation

The cash flows required for payment of post–employment obligations of Ecopetrol and Cenit are the following:

Period	Pension and bonds	Other benefits	Total
2022	999,575	510,539	1,510,114
2023	1,027,226	525,620	1,552,846
2024	1,069,119	529,898	1,599,017
2025	1,076,416	531,384	1,607,800
2026	1,108,696	529,663	1,638,359
2027 and thereafter	5,714,448	2,666,746	8,381,194

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.5       Sensitivity analysis

The following sensitivity analysis shows the effect of such possible changes on the obligation for defined benefits, while keeping the other assumptions constant, as of December 31, 2021:

	Pension	Bonds	Health	Education	Other
Discount rate
–50 basis points	13,639,890	1,079,858	6,893,605	434,192	867,453
+50 basis points	12,320,218	1,014,678	6,019,242	398,399	836,192
Inflation rate
–50 basis points	12,265,258	1,013,016	N/A	N/A	747,303
+50 basis points	13,692,090	1,080,136	N/A	N/A	769,637
Salary growth rate
–50 basis points	N/A	N/A	N/A	2	89,570
+50 basis points	N/A	N/A	N/A	2	96,968
Cost trend
–50 basis points	N/A	N/A	6,021,414	398,143	N/A
+50 basis points	N/A	N/A	6,887,785	434,328	N/A

N/A: Not applicable for this benefit.

22.6       Voluntary retirement plan

In May 2020, Ecopetrol offered a new voluntary retirement plan, which 421 workers have accepted. This plan includes the dismissal of employees from January 2020 to December 2023, through 4 modalities: compliance with the work cycle (pension), retirement plan A (Income), retirement plan B (Bonus) and enhanced compensation.

In August 2016, the Ecopetrol offered a voluntary retirement plan, which as of December 31, 2021, was used by 125 workers who met certain requirements. This plan includes benefits such as monthly income, education, and health benefits until the date on which the employee is granted their retirement pension.

As of December 31, 2021, the amount of the net obligation associated with voluntary retirement plans is $746,585 (2020 - $713,407).

23.         Accrued liabilities and provisions

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2020	11,239,325	118,139	1,070,266	12,427,730
Increase in abandonment costs	500,868	—	—	500,868
Effect of business combination (Note 12)	—	329,123	618,760	947,883
Additions	242,435	261,785	210,619	714,839
Uses	(548,133)	(13,453)	(334,922)	(896,508)
Financial costs	292,329	3,925	7,272	303,526
Foreign currency translation	152,212	4,466	34,774	191,452
Transfers	11,283	(19)	31,153	42,417
Balance as of December 31, 2021	11,890,319	703,966	1,637,922	14,232,207
Current	1,041,674	59,843	488,601	1,590,118
Non-current	10,848,645	644,123	1,149,321	12,642,089
	11,890,319	703,966	1,637,922	14,232,207

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2019	8,835,420	137,429	945,439	9,918,288
Increase in abandonment costs	2,307,453	—	—	2,307,453
Additions	143,320	32,108	237,181	412,609
Uses	(291,793)	(31,709)	(106,448)	(429,950)
Financial costs	258,464	—	—	258,464
Effect of control loss in subsidiaries (Note 28)	(23,874)	(20,117)	—	(43,991)
Adjustment on fair value for business combination	31,137	—	—	31,137
Foreign currency translation	37,239	428	5,476	43,143
Transfers	(58,041)	—	(11,382)	(69,423)
Balance as of December 31, 2020	11,239,325	118,139	1,070,266	12,427,730
Current	949,638	46,844	224,627	1,221,109
Non-current	10,289,687	71,295	845,639	11,206,621
	11,239,325	118,139	1,070,266	12,427,730

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2018	6,719,275	127,945	906,792	7,754,012
Increase in abandonment costs	2,188,928	—	—	2,188,928
Additions	112,486	58,913	90,854	262,253
Uses	(410,191)	(45,342)	(59,755)	(515,288)
Financial costs	226,803	—	3	226,806
Foreign currency translation	(5,240)	79	1,211	(3,950)
Transfers	3,359	(4,166)	6,334	5,527
Balance as of December 31, 2019	8,835,420	137,429	945,439	9,918,288
Current	589,411	28,662	171,224	789,297
Non–current	8,246,009	108,767	774,215	9,128,991
	8,835,420	137,429	945,439	9,918,288

23.1       Asset retirement obligation

The estimated liability for asset retirement obligation costs corresponds to the future obligation that the Ecopetrol Business Group to restore environmental conditions to a level similar to that existing before the start of projects or activities, as described in Note 3.5 – Abandonment and dismantling costs of fields and other facilities. As these relate to long–term obligations, this liability is estimated by projecting the expected future payments and discounting at present value with a rate indexed to the Ecopetrol Business Group’s financial obligations, considering the temporariness and risks of this obligation. The discount rates used in the estimate of the obligation as of December 31, 2021, were Exploration and Production 2.89% (2020 – 2.65%), Transportation and Logistics 3.14% (2020 - 2.71%), and Refining and Petrochemicals 4.21% (2020 - 3.67%).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.2      Litigations

The following table details the main litigations recognized in the statement of financial position as of December 31, whose loss expectations are probable and could imply an outflow of resources:

	2021	2020
Damages to third parties due to hydrocarbon easement in a building near the Cartagena Refinery.	11,019	11,019
CTEEP Regulatory Contingency: Billing Eletrobras – RBNI Corresponds to the collection action filed by Eletrobras against ISA CTEEP requesting the return of the value charged in excess by the company as part of the payment of the compensation resulting from the extension of Concession Contract No. 059/2001 under Law No. 12,783/201, relating to NI facilities (new investments) that had been transferred to the company by Eletrobras.	27,993	—
Second instance rulings unfavorable to the interests of Ecopetrol, related to public works contributions, for which they have a unified sentence and that could be subject to collection by the tax authority	203,160	—

23.2       Environmental contingencies and others

These correspond to contingencies for environmental incidents and obligations related to environmental compensation and mandatory investment of 1% for the use of, exploitation of or effect on natural resources imposed by national, regional, and local environmental authorities. Mandatory investment of 1% is based on the use of water taken directly from natural sources in accordance with the provisions of Law 99 of 1993, Article 43, Decree 1900 of 2006, Decree 2099 of 2017 and 075 and 1120 of 2019 and article 321 of Law 1955 of 2019 in relation to the projects that Ecopetrol develops in Colombia.

The Colombian Government through the Ministry of Environment and Sustainable Development, issued in December 2016 and in January 2017 the Decrees 2099 and 075, which modify the Single Regulatory Decree of the environment and sustainable development sector, Decree 1076 of 2015, related to the mandatory investment for the use of water taken directly from natural sources. The decrees included modifications and guidelines regarding the geographical scope for the execution of the activities for the fulfillment of the obligation, investment lines and the calculation of the base of liquidation of the obligations. Likewise, June 30, 2017, was defined as the maximum date to modify the Investment Plans that are in execution.

In 2019, Law 1955/2020 was issued, which in its article 321 unifies the basis for the settlement of this obligation and requires updating the investment obligations of 1% to present value. Ecopetrol carried out the recertification of the settlement base and the acceptance of the percentage of updating of the investment values of 1% in more than 90 environmental licenses, generating a lower provision for this obligation. Currently, ANLA's pronouncements are being received in relation to article 321 of Law 1955, some through official letters and others through resolutions. Ecopetrol has filed an appeal for reconsideration with ANLA in most cases, which are under review by this authority.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.3       Contingencies

Oleoducto Bicentenario de Colombia S.A.S.

Settlement agreement with Frontera and the Pacifics OBC:

During July 2018, the carriers Frontera Energy Colombia Corp. (Frontera), Canacol Energy Colombia S.A.S. (Canacol) and Vetra Exploración y Producción Colombia S.A.S. (Vetra and, together with Frontera and Canacol, the Carriers) sent letters to Oleoducto Bicentenario de Colombia S.A.S. (Bicentenario) alleging there were early termination rights under the Ship-or-Pay Transport Agreements entered by each of them and Bicentenario in 2012 (the Transport Agreements). Consequently, Frontera ceased to comply with its obligations under the agreement. Bicentenario has rejected the terms of the letters, noting that there is no option for early termination and reiterating to the Carriers that the Transport Agreements are current and therefore the Carriers must fulfill their obligations under the Transport Agreements in a timely fashion. Under Bicentenario’s understanding that the Transport Agreements remain current and that the Carriers are in violation of their obligations under such agreements, Bicentenario declared the Carriers delinquent because of their failure to pay for transport service under the aforementioned agreements. Consequently, Bicentenario executed the standby letters of credit posted as guarantee for the Transport Agreements.

After trying a direct settlement with Frontera, the Company filed arbitration claims against Frontera under the arbitration agreement contained in the Transportation Contract in the Arbitration and Conciliation Center of Chamber of Commerce of Bogota.

On November 17, 2020, Bicentenario, Frontera, the Pacific OBCs and Cenit Transporte y Logística de Hidrocarburos S.A.S. filed a conciliation request with the Attorney General's Office (Procuraduría General de la Nación) to finish their controversies. In the case of Bicentenario and Frontera together with the Pacific OBCs, the conciliation request is intended to resolve the disputes under the Transportation Contracts and under the Investment Framework Agreement and, in the case of Cenit and Frontera together with the Pacific OBC, the controversies under the respective transportation contracts entered and the tariffs dispute between Cenit and Frontera.

On March 24, 2021, the Attorney General's Office issued a favorable opinion regarding the conciliation request signed between Bicentenario, Frontera, the Pacific OBCs and Cenit Transporte y Logística de Hidrocarburos SAS, recommending that the Administrative Court of Cundinamarca should approve the conciliation agreement to resolve all disputes between the parties.

The Administrative Court of Cundinamarca approved the Conciliation, being executed on November 10, 2021. With the obligations of the parties in the Conciliation Agreement, in compliance, on November 11, 2021, the conciliation was closed.

Settlement agreement with Vetra Exploración y Producción Colombia S.A.S:

On January 13, 2021, Bicentenario and Vetra signed a conciliation agreement with which it was intended to finish the controversies related to the transportation and storage contracts and also finalize the arbitration tribunals that were in progress. Said agreement had to be approved by the Court, prior concept of the Public Ministry. In this arrangement, a formula was established, which consisted, in general, in finalizing the contractual bonds celebrated between the parties and settling all the pending payment obligations between the two companies. In February 2021, the conciliation agreement that finished the controversies between the parties was presented to the court, which was approved on April 28, 2021. With the approval of the conciliation agreement, the controversies between the parties were terminated.

Settlement agreement with Canacol Energy Colombia S.A.S.

On March 8, 2021, Bicentenario and Canacol signed a conciliation agreement with which it was intended to finish the controversies related to the transportation and storage contracts and also finalize the arbitration tribunals that were in progress. Said agreement required approval by the Court, prior concept of the Public Ministry and it established a settlement formula that consisted, in general, in ending the contractual connections between the parties and settling all pending payment obligations between the two companies. In March 2021, the conciliatory formula that finished the controversies between the parties was presented to the Court, which was approved on April 23, 2021. With the approval of the conciliation agreement, the controversies between the parties were terminated.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”) – Controversy with Grupo Frontera

On November 29, 2018, through file No. 15911, the Company filed an arbitration claim against Grupo Frontera for three matters in dispute, between the parties:

-	Unilateral decision of Grupo Frontera to early termination the Ship or Pay transportation contracts for the Caño Limón – Coveñas Pipeline. Within the agreement entered with the Frontera Energy regarding the Caño Limón Coveñas Pipeline, and in particular clause 13.3 establishes that, in the event of service suspension for reasons not attributable to either party, for a longer period 180 continuous calendar days, either party may terminate the contract early. Frontera considered that the facts that gave rise to the early termination of the contract were fulfilled, for its part Cenit considered that no more than 180 days of service suspension had elapsed.
-	Rate disagreement between Cenit and Grupo Frontera regarding the application or not of the rates set by the Ministry of Mines and Energy for the period 2015-2019. Since December 2016, the Frontera Group filed objections to the full payment of invoices issued by Cenit, expressing its opposition to the application of the rates set by the Ministry of Mines and Energy (MME) in resolutions 31480 and 31661 of 2016. In the other hand, Cenit considered that the objections presented by the client were inadmissible.
-	Abandonment Fund: Cenit, considering the resolutions 31480 and 31661 of September 30, 2016, and October 26, 2016, respectively, issued in 2018 and 2019 invoices for the abandonment fund established by the Ministry of Mines and Energy, through which established the transportation rates for some of the Cenit systems for the 2015-2019 rate period.

For its part, Frontera began an international arbitration process against Cenit and the Bicentenario, where the discrepancies and disputes associated with the Investment Framework Agreement and the transportation contracts for the Caño Limón – Coveñas and Bicentenario Pipelines were in process.

Settlement agreement Bicentenario, Cenit and Frontera

On November 17, 2020, Cenit and Oleoducto Bicentenario de Colombia, subsidiaries of Ecopetrol, reached an agreement with Frontera Energy and filed a conciliation request with the Attorney General's Office to resolve all their disputes. The Attorney General's Office issued a favorable concept for the agreement on March 24, 2021, and the Administrative Court of Cundinamarca approved the conciliation on November 5, 2021, once the approving order was executed, all the arbitration processes that existed due to the disputes already described were terminated.

Within the signed agreement, it was established that Frontera would recognize the existence of the contracts in dispute as of December 31, 2019, transfering to Cenit its 43.03% of shares in the Oleoducto Bicentenario, the resources of the trust company assignment corresponding to the tariff disagreement, and deliver to Cenit the full line of the Oleoducto Bicentenario, in addition to allowing the company to offset a portion of its Bicentenario syndicated debt with the pending dividends to be declared and existing accounts receivable in favor of Frontera as of December 31, 2019.

Frontera also signed new transportation contracts with Cenit and its subsidiaries Oleoducto Bicentenario and Oleoducto de los Llanos Orientales (ODL) once the conciliation took effect after the legally required approvals.

Settlement agreement Bicentenario, Cenit and Canacol

On October 30, 2020, Cenit and Canacol reached a settlement agreement to resolve all their disputes. The agreement included a full and final mutual release of all present and future amounts claimed by all parties related to the transportation contracts terminated by the Caño Limón - Coveñas pipeline. On November 18, 2020, the Arbitration Court approved the conciliation agreement between Cenit and Canacol, which considered that Canacol was forced to transfer all its outstanding shares in Oleoducto Bicentenario to Cenit. Additionally, as part of the agreement, Canacol entered in new transportation contracts with Cenit. The contracts allow Cenit to obtain payment of certain amounts included in the settlement, during the term of the contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Settlement agreement Bicentenario, Cenit and Vetra

On November 23, 2020, Cenit and Vetra reached a settlement agreement to resolve all their disputes. The agreement included a full and final mutual release of all present and future amounts claimed by all parties related to the transportation contracts with early termination for the Caño Limón - Coveñas Pipeline. On February 18, 2021, the Arbitration Court approved the conciliation agreement between Cenit and Vetra, which considered that Vetra must transfer all its outstanding shares in Oleoducto Bicentenario to Cenit, and to make a cash payment for the remaining amounts included in the agreement.

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

On April 28, 2017, Reficar filed its non-detailed claim, and, on the same date, CB&I submitted its Statement of Counterclaim increasing its claims to approximately USD $116 million and COP$387,558 million, including USD $70 million for a letter of credit compliance. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately USD$129 million and COP$432,303 million (including in each case interest), and also filed its Exhaustive Statement of Defense to Reficar’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, USD$139 million for provisionally paid invoices under the Memorandum of Agreement (“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

On June 28, 2019, Chicago Bridge & Iron Company filed a response to Reficar's non-detailed defense of the counterclaim, updating the value of its claim to approximately USD $137 million and COP $503,241 million, including interest. Likewise, CB&I presented its detailed defense to Reficar's claim.

On this same date, Reficar filed its Reply to CB&I’s Non-Exhaustive Statement of Defense and its Exhaustive Statement of Defense to CB&I’s counterclaim, updating its claim for provisionally paid invoices under the MOA and PIP Agreements and the EPC Contract to approximately USD$137 million.

In relation to this matter, as of December 31, 2021, there is a balance of approximately USD $ 122 million, in invoices paid by Reficar to CB&I, under the PIP and MOA Agreements of the EPC contract, whose supports provided to date by CB&I do not show acceptance by AMEC Foster Wheeler - PCIB.

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

Between May 17 and June 16, 2021, the first two blocks of the hearing were held, in which the evidence in the Arbitration against CB&I was presented. On June 16, 2021, the Court ordered the submission of post-hearing briefs for October 15 and November 5, 2021. Likewise, the Court summoned the parties to a hearing on closing arguments for November 18, and 19, 2021.

On August 16, 2021, the parties requested the Court to modify the procedural calendar, consisting of slightly altering the dates of presentation of the post-hearing briefs. On August 26, 2021, the Court granted the request of the parties, so the post-hearing briefs were presented on October 22 and November 10, 2021. The closing arguments hearing was held in a single session on November 18, 2021, and the session scheduled for November 19, 2021, was dispensed with.

Subsequently, on December 20, 2021, Refinería de Cartagena presented its memorial for costs in the Arbitration against CB&I. Until the Court issues its final decision, the result of this arbitration is unknown.

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

As a result, Ecopetrol and Reficar employees are generally subject to the control and supervision of the following control entities, among others:

Prosecutor’s Office:

To date, 3 legal proceedings are being carried out arising from the events related to the expansion and modernization project of the Refinería de Cartagena (the “project”).

Proceeding 1 – 110016000101201600023 - MOA - PIP and EPC

This process is being carried out against some prior members of the Refinería de Cartagena Board of Directors, Refinería de Cartagena ex workers, Chicago Bridge and Iron Company (CB&I) workers and the Reficar Statutory Auditor between 2013 and 2015; for the crimes of undue interest in the conclusion of contracts, misappropriation in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsehood in public document.

On May 31, 2018, the Accusation Formulation Hearing was installed; however, on this date the jurisdiction of the judge in the case was challenged. For this reason, it was only possible to start it on November 29, 2018. On August 22, 2019, the accusation hearing ended and Refinería de Cartagena and Ecopetrol were officially recognized as victims.

On November 25, 2019, the preparatory hearing for the trial was installed.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On November 4, 2020, a hearing was arranged in which the judge of the case manifested his impediment that was resolved by the Superior Court of Bogotá, by means of an order of December 16, February 2021, declaring it unsupported and maintaining jurisdiction in the same court.

The preparatory trial hearing continued from November 2 to 30, 2021. It was suspended to elaborate evidentiary stipulations between the FGN and the defense. It was restarted on January 12, 2022, and will continue with the processing of the stipulations, and later, with the evidentiary requests by the procedural subjects.

Proceeding 2 - 110016000101201800132 Business line

This process is carried out for the crimes of aggravated unfair administration and obtaining a false public document, against previous members of the Board of Directors of Refinería de Cartagena and an ex-president of this company.

On August 5, 2019, the accusation formulation hearing was installed and finished and Refinería de Cartagena and Ecopetrol were officially recognized as victims.

On November 18, 2019, the preparatory trial hearing was installed, and it is currently being developed.

Proceeding 3 – 110016000101201800134 – Subscription of contract PMC - Foster Wheeler

This process is carried out for the crime of entering into a contract without legal requirements, against two ex-workers of the Refinería de Cartagena, who acted as ex-president in property and ex-president in charge, for the period for which the accusation is made.

On January 27, 2020, the accusation hearing was installed and finished, and Refinería de Cartagena and Ecopetrol were officially recognized as victims.

On March 11, 2020, the preparatory hearing for the trial was installed.

On October 4 and 13, 2021, the preparatory hearing for the trial continued, all the evidence, both from the FGN and the defenders, was requested and decreed. On February 7, the oral trial began, and the evidence requested by the Prosecutor’s Office and the defense were taken. On April 5, the practice of evidence concluded, and May 9, 2022, was cited as the date to present the closing arguments.

Office of the Comptroller General (Contraloría General de la República – CGR):

Financial Audit for the 2020 period

The CGR executed a financial audit of Refinería de Cartagena between February 1st and May 27th, 2021.

In the Final Audit Report, three issues of an administrative nature are established, and it is indicated that (i) the budget execution is reasonable, since the budget was prepared and executed in accordance with the applicable regulations, (ii) the internal financial control was efficient, since it is adequate and effective controls according to the risks that are inherent to the different processes, procedures and activities during the 2020 period, (iii) that the accounting opinion is negative, since the CGR considered that the Financial Statements “do not present reasonably in all important aspects the financial situation as of December 31, 2020”.

Considering the above, the CGR did not terminate the fiscal account for the 2020 term.

Fiscal responsibility processes

-	2017-00309_UCC-PRF-005-2017

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Through Order No. 773 of June 5, 2018, the Office of the Comptroller General issued an order to file and impute fiscal responsibility within the process # PRF-2017-00309_UCC-PRF-005-2017 and impute responsibility to:

i.Nine (9) ex-members of the Board of Directors of Refinería de Cartagena

ii.Five (5) ex-workers of Refinería de Cartagena

iii.One (1) ex-worker of Ecopetrol

iv.Five (5) contractor companies that provided their services during the execution of the project,

v.Four (5) insurance companies and two (2) reinsurers, as a civilly responsible third party.

Additionally, in the order it was required to form an independent process in relation to the event that generates the late entry into operation of the refinery, which gives rise to a loss of profit; that is, the net profit not received by Refinería de Cartagena.

On April 26, 2021, the CGR issued a first instance ruling with fiscal responsibility for changes 2 and 3 that were made to the expansion and modernization project of the Refinería de Cartagena for a value of COP$2,9 thousands of millions in solidarity and as a gross fault against:

i.Seven (7) ex-members of the Board of Directors of Refinería de Cartagena

ii.Five (5) ex-workers of Refinería de Cartagena

iii.Four (4) contractor companies that provided their services during the execution of the project,

iv.Four (4) insurance companies.

On June 3, 2021, the CGR decided on the appeals for reconsideration and resolved, among other matters: (a) not to reconsider and confirm the first instance ruling for one of the parties, (b) partially reinstate the first instance decision to the insurance companies, (c) partially correct the ruling, and (d) grant the appeals filed.

On July 6, 2021, the CGR's Fiscal and Sanction Chamber decided the degree of consultation and the appeals filed by the parties and resolved, among other matters: (a) to deny the appeals, and (b) to confirm the order that resolved appeal for reconsideration.

The Plenary Chamber of the Council of State, through an Order dated August 26, 2021, decided not to acknowledge the automatic control of the legality of the fiscal responsibility ruling.

The parties affected by the ruling may sue the administrative act directly before the jurisdiction, once it is final.

-	PRF-2018-00684-PRF-017-2018

Due to the late entry into operation that generated lost profits, the CGR is executing an independent process in which various requirements have been met. To date, the CGR has not issued an indictment.

-	PRF-80011-2018-33300

Through Order No. 1328 of August 24th, 2021, the CGR closed the preliminary investigation UCC-IP-005-2019 and opened a new fiscal responsibility process. In this, eight former officials of Refinería de Cartagena (three former presidents and five former financial vice-presidents) are investigated.

According to the press release, the CGR attributes the alleged damage to unidentified expenses associated with the Project, amounting to US$9,240,927 from the period June to December 2015 and US$12,447,618 from the periods 2016 to 2018; and 268.71 MUSD that, being approved and entered the refinery budget, do not show what was executed within the Project.

Through official letter 2021EE0138643 of August 26, 2021, the Intersectoral Comptroller's Office number 15 informed to Refinería de Cartagena of the closure of the Preliminary Inquiry UCC-IP-005-2019 and the opening of the Ordinary Process of Fiscal Responsibility PRF-80011-2018-33300, in which Refinería de Cartagena and Ecopetrol are affected entities.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The CGR has been recognizing legal status to act on the different trusted representatives of those under investigation and has resolved their different requests through orders.

As of the date of this report, the financial statements continue to adequately disclose the Ecopetrol Business Group's financial and operational situation in all material aspects and its internal controls remain in force and therefore the ruling does not generate any impact on the companies.

23.5      Detail of contingent liabilities

The following is a summary of the main contingent liabilities that have not been recognized in the statement of financial position as, according to the evaluations made by internal and external advisors of the Ecopetrol Business Group, the expectation of loss is not probable as of December 31, 2021, and 2020:

	2021		2020
	Number of		Number of
Type of process	processes	Proceedings	processes	Proceedings
Constitutional	86	1,336,966	254	15,810,766
Ordinary administrative	146	1,867,591	158	726,557
Labor	788	87,175	674	57,136
Civil	58	13,148	55	6,363
Penal	1	—	2	595
	1,079	3,304,880	1,143	16,601,417

23.6     Details of contingent assets

The following is a breakdown of the Ecopetrol Business Group’s principal contingent assets, where the inflow of economic benefits is probable, but not virtually certain.

	2021		2020
	Number of		Number of
Type of process	processes	Proceedings	processes	Proceedings
Ordinary administrative	62	217,550	109	404,830
Arbitration	1	78,600	2	138,386
Civil	188	23,258	171	87,871
Penal	72	55,385	149	61,466
Labor	185	4,714	132	3,555
Constitutional	4	—	5	—
	512	379,507	568	696,108

24.         Equity

The main components of equity are detailed below:

24.1       Subscribed and paid–in capital

Ecopetrol’s authorized capital amounts to $36,540,000, and is comprised of 60,000,000,000 ordinary shares, of which 41,116,694,690 are outstanding, and 11.51% (4,731,906,273 shares) are held privately and 88.49% (36,384,788,417 shares) are held by the Colombian Government. The value of the reserve shares amounts to $11,499,933 comprised of 18,883,305,310 shares. As of December 31, 2021, and 2020, subscribed and paid–in capital amounts to COP$25,040,067. There are no potentially dilutive shares.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.2       Additional paid–in capital

Additional paid–in capital mainly corresponds to: (i) share premium from the Ecopetrol Business Group’s capitalization in 2007, for $4,457,997, (ii) share premium from the sale of shares awarded in the second capitalization, which took place in September 2011, of $2,118,468, iii) a $31,377 share premium from the placement of shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, and (iv) additional paid–in capital receivables for ($143).

24.3       Equity reserves

The following is the composition of the Ecopetrol Business Group’s reserves as of December 31, 2021, and 2020:

	2021	2020
Legal reserve	4,737,788	4,568,980
Fiscal and statutory reserves	509,082	509,082
Occasional reserves	5,377,359	4,557,074
	10,624,229	9,635,136

The movement of equity reserves is the following for the years ended December 31, 2021, and 2020:

	2021	2020
Opening balance	9,635,136	3,784,658
Release of reserves	(5,066,156)	(540,826)
Allocation to reserves	6,055,249	6,391,304
Closing balance	10,624,229	9,635,136

24.4       Retained earnings and dividends

Ecopetrol Business Group distributes dividends based on Ecopetrol’s separate financial statements prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The General Assembly of Shareholders of Ecopetrol on March 26, 2021, decreed dividends on the profit for 2020, for a value of $698,984 (2020 - $7,401,005 and 2019 - $9,251,256). During 2021, dividends were paid for $696,387 for 100% of the shareholders, and the subsidiaries paid $2,074,900. As of December 2021, the total of dividends paid is $2,771,287 (2020: $8,734,351; 2019: $13,867,029).

24.5       Other comprehensive income attributable to owners of parent

The following is the composition of the other comprehensive income attributable to the shareholders of the parent, Ecopetrol, net of tax:

	2021	2020	2019
Foreign currency translation (1)	17,244,686	11,794,201	10,265,398
Cash flow hedge with derivative instruments	(60,916)	44,132	3,689
Cash flow hedges for future exports	(945,247)	(136,470)	(135,748)
Actuarial gain on defined benefit plans	(517,278)	(2,260,989)	(2,357,210)
Hedge of a net investment in a foreign operation	(4,364,465)	(1,494,926)	(1,130,583)
Others	1,114	1,114	1,114
	11,357,894	7,947,062	6,646,660
(1)	Includes the realization of other comprehensive income for $361,728 from the sale of the shares in the company Offshore International Group (OIG).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.6       Earnings per share

		2021		2020		2019
Profit attributable to Ecopetrol’s shareholders		15,649,143		1,586,677		13,744,011
Weighted average number of outstanding shares		41,116,694,690		41,116,694,690		41,116,694,690
Net basic and diluted earnings per share (Colombian pesos)	COP$	380.60	COP$	38.59	COP$	334.27

25.         Revenue from contracts with customers

	2021	2020	2019
National sales
Mid–distillates (1)	17,140,327	8,860,588	15,041,883
Gasoline and turbo fuels (1)	15,475,370	6,768,046	9,658,180
Natural gas	3,200,069	2,845,155	2,256,123
Services	3,065,988	2,859,559	4,115,626
Plastic and rubber	1,642,035	865,204	834,133
LPG and propane	926,231	375,775	372,916
Fuel gas service	734,666	671,570	72,249
Electric power transmission services (2)	728,467	—	—
Asphalts	611,051	526,100	544,200
Polyethylene	320,466	138,035	192,436
Aromatics	247,387	155,740	228,552
Crude oil	193,476	230,520	356,857
Roads and Construction Services (2)	107,179	—	—
Fuel oil	23,799	37,001	97,907
Other income gas contracts	2,879	32,190	102,845
Other products	402,828	322,232	431,201
Cash flow hedges (3)	(8)	—	—
	44,822,210	24,687,715	34,305,108
Foreign sales
Crude oil	34,868,421	20,086,173	28,521,993
Diesel	3,867,937	3,164,068	4,391,798
Fuel oil	2,288,977	1,044,811	1,870,929
Plastic and rubber	2,092,379	1,302,131	1,249,189
Electric power transmission services (2)	1,827,622	—	—
Roads and Construction Services (2)	1,241,144	—	—
LPG and propane	116,960	18,943	13,591
Natural gas	71,529	17,231	27,255
Gasoline and turbo fuels	—	179,257	1,085,392
Other products	1,033,909	580,411	408,427
Cash flow hedges (3)	(349,884)	(857,347)	(385,170)
	47,058,994	25,535,678	37,183,404
	91,881,204	50,223,393	71,488,512
(1)	Corresponds to the application of Decree 180522 of March 29, 2010, and other standards that modify and add (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of ordinary motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). As of December 31, 2021, the value recognized by price differential corresponds to $11,335,453 (2020 $142,723; 2019 $1,785,277). See Note 4.17 – Revenue from contracts with customers.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)	Corresponds to the revenue related to the electric power transmission contracts and toll roads concessions of Interconexión Eléctrica S.A. E.S.P. See Note 4.17 – Revenue from contracts with customers.
(3)	Includes accumulated as of December 31 the result of i) hedges for future exports (Note 30.3) for ($249,978) (2020: ($193,374); 2019: ($386,773)) and ii) operations with derivative financial instruments for ($99,914) (2020: ($663,973); 2019: $1,603), which are related to crude oil for ($99,913) (2020: ($587,591); 2019: $1,603), fuel oil for $7 (2020: ($76,382); 2019 : 0) and mid-distillates for ($8) (2020: 0; 2019: 0). To present comparative values, the cash flow hedges and hedges for future exports were grouped for the years 2020 and 2019.

Sales by geographic areas

	2021	%	2020	%	2019	%
Colombia	44,822,210	48.8%	24,687,715	49.2%	34,305,108	48.0%
Asia	20,355,063	22.2%	9,497,498	18.9%	13,529,151	18.9%
United States	16,025,083	17.4%	11,365,218	22.6%	17,371,173	24.3%
South America and others	5,727,355	6.2%	1,296,370	2.6%	1,502,815	2.1%
Central America and the Caribbean	3,503,618	3.8%	2,581,644	5.1%	3,472,665	4.9%
Europe	1,447,875	1.6%	794,948	1.6%	1,307,600	1.8%
	91,881,204	100%	50,223,393	100%	71,488,512	100%

Concentration of customers

During 2021, Organización Terpel S.A. represented 11.0% of sales revenue for the period (2020 – 15.0% and 2019 – 16.0%); no other customer represented more than 10% of total sales. There is no risk of the Ecopetrol Business Group’s financial situation being affected by a potential loss of the client. The commercial relationship with this customer is for the sale of refined products and transportation services.

Revenues from concession contracts

ISA, through its companies, promotes development in several countries through concessions acquired for the supplying of public energy transport services, services associated with the Management of Real Time Systems in Colombia and public road transport, through concessionaires in Chile and Colombia.

The main concessions are the following:

Concessions in Colombia

Intelligent Network Systems, through a business collaboration agreement entered into with UNE EPM Telecomunicaciones S.A. and Consorcio ITS, executes the addendum number 5 of the Inter-administrative Agreement 5400000003 of 2006 with the Municipality of Medellín to "provide under the concession modality, the necessary technological infrastructure, the services for its modernization and optimization of the management of the administrative services of the Secretaría de Transporte y Tránsito of Medellín, through a complete solution of technology, information, communications and operation of the information and communications technology (ICT's)”, in which the payment consists in the right to participate in the resources received from the penalty fees collected through the photodetection system within the municipality.

This contract is within the scope of IFRIC 12 under the intangible model, because the Municipality of Medellín, as the grantor, controls what services the operator must provide with the infrastructure, who must be charged, and at what price. In addition, the Municipality of Medellín controls, through ownership of the right of use, any significant residual interest in the infrastructure at the end of its useful life.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Coastal Route

Under the public-private partnership scheme, considering the terms of Law 1508 of 2012, and from the act of awarding the Public Tender VJ-VE-IP-LP-0011-2013, issued by the National Infrastructure Agency (ANI), through Resolution No. 862 of July 2, 2014, on September 10, 2014, the ANI and the concessionaire signed the Concession Contract No. 004 of 204. The purpose is to "execute the final studies and designs, environmental management, property, social management, construction, rehabilitation, improvement, operation, and maintenance of the corridor Cartagena-Barranquilla Project and Circunvalar de la Prosperidad”.

This contract is within the scope of IFRIC 12 under the financial asset model for investment in construction (construction services). The concession receives income from the following sources of compensation: ANI contributions, tolls collections and revenues from commercial exploitation. If the concessionaire does not achieve the expected revenue from toll collection, the grantor (ANI) will recognize and pay the concessionaire the collection differential in years 8, 13 and 18, contractually denominated as present value of the reference month of toll collection. The revenue guarantees represent an unconditional contractual right to receive cash or other financial assets for construction services provided. The contractually guaranteed payment is a specific and determinable amount.

As of December 31, 2021, a progress of 97.24% was obtained for Functional Unit 3 and 99.94% for Functional Unit 6, achieving a consolidated progress of the project of 99.91% and commissioning of the entire road corridor.

Concessions in Brazil

For concession contracts in Brazil to supply public electric power transmission services, the operator has the right in the contractual asset while the concessionaire complies with the obligation to build and implement the transmission infrastructure, recognizing revenues throughout the time of the project. At the end of the concession, the assets linked to it will be reverted, determining and calculating the compensation to be recognized by the operator.

The concession contracts of ISA CTEEP and TAESA were analyzed and classified in accordance with IFRS 15 - Revenue from contracts with customers within the contractual asset model as of the 1st of January 2018.

The value of the contractual asset of the electric power transmission concessionaires is formed by the present value of their future cash flows, which are determined at the beginning of the concession or in its extension and is revalued in the Periodic Tariff Review.

The cash flows are defined based on the remuneration that the concessionaires receive for supplying the public transmission service to the users, Receita Anual Permitida (RAP). These resources amortize the investments made in the transmission infrastructure. Any investments that are not amortized (reversed assets) generate the right to compensation from the grantor, equivalent to the additional remuneration of the entire transmission infrastructure at the end of the concession contract. This flow of future collections is updated for inflation (IPCA/IGPM) and remunerated by a discount rate that represents the financial component of the business defined at the beginning of each project.

During the stage of the execution of the construction of the work, the concessionaire has the right to the consideration in accordance with the fulfillment of the completion of the work and the performance obligations, and not only with the time used for the construction. The revenue is recognized for the value of the expenses incurred in the formation of the asset plus a construction margin.

Construction and remuneration revenues from concession assets are subject to deferral of the cumulative Social Integration Program and the Contribution for the Financing of Social Security (Cofins), recognized as deferred taxes (non-current liabilities).

Concessions in Chile

Road concession contracts for the supplying the public service of road infrastructure in Chile, may consider traffic risk or guaranteed total income according to a revenue distribution mechanism or a present value of revenue, which in the latter cases, allow the total revenue of the concession to be collected in a guaranteed way in present value. Additionally, in some concession contracts other concepts

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

are included, such as the minimum guaranteed revenue and subsidies (both in construction and in operation stages); both correspond to payments from the State, subject to specific compliance of conditions by the concessionaire.

The model applied to concessions in Chile will depend on whether there is a traffic risk, that is, whether its revenue is guaranteed or not and whether it is enough to pay for the investment. If the concession contract considers traffic risk, it is recognized according to IFRIC 12 as an intangible asset. This asset is amortized over the life of the concession operation. In the other hand, if the contract establishes income and compensation guarantee mechanisms, it is recognized as a financial asset. This asset is extinguished through payments received from road users, through the collection of tolls, or directly through payments from the Ministry of Public Works. Currently, ISA has road concessions in Chile applying the financial asset model.

26.         Cost of sales

	2021	2020	2019
Variable costs
Imported products (1)	16,944,375	7,592,489	12,639,710
Purchases of crude in association and concession	10,015,898	4,281,661	5,466,496
Depreciation amortization and depletion	6,328,144	6,069,903	5,523,306
Purchases of hydrocarbons – ANH (2)	5,611,153	2,798,432	5,437,177
Taxes and economic rights	1,125,761	841,443	788,924
Electric energy	1,087,269	1,098,621	829,543
Hydrocarbon transport services	917,552	874,632	821,654
Process materials	906,500	827,464	1,016,617
Purchases of other products and gas	811,024	598,015	584,507
Services contracted in associations	267,934	269,637	267,778
Others (3)	(3,009,700)	657,634	(676,269)
	41,005,910	25,909,931	32,699,443
Fixed costs
Depreciation and amortization	3,270,735	2,930,120	2,781,446
Services contracted	2,756,000	1,623,375	1,841,009
Maintenance	2,637,857	2,257,370	2,497,002
Labor costs	2,596,947	2,299,761	2,316,567
Services contracted in associations	1,286,291	1,121,010	1,211,510
Taxes and contributions	1,060,123	593,041	516,933
Materials and operating supplies	561,182	508,037	574,678
Hydrocarbon transport services	57,855	253,752	268,572
General costs (4)	348,876	71,075	265,200
	14,575,866	11,657,541	12,272,917
	55,581,776	37,567,472	44,972,360
(1)	Imported products correspond mainly to gasolines, naphtha, and diluent to facilitate the transport of heavy crude oil.
(2)	Corresponds to purchases of crude oil by Ecopetrol from the National Hydrocarbons Agency (ANH, by its acronym in Spanish) derived from national production.
(3)	Corresponds to: i) result of the process of use and valuation of core inventories, ii) measurement at net realizable value and iii) other capitalizable charges to projects. The variation corresponds to the recovery of international indicators that affects the valuation, and higher volumes.
(4)	Includes the transfers to operating expenses of the costs related to Refinería de Barranca units without production due to the decrease in loading capacity due to the health emergency caused by COVID-19.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

27.         Administrative, operations and project expenses

	2021	2020	2019
Administrative expenses
General expenses	(1,638,129)	(1,424,348)	(1,140,975)
Labor expenses (1)	(1,264,319)	(1,658,613)	(759,324)
Depreciation and amortization	(386,732)	(229,792)	(202,547)
Taxes	(52,889)	(60,397)	(48,753)
	(3,342,069)	(3,373,150)	(2,151,599)
Operations and project expenses
Exploration costs	(959,562)	(689,087)	(763,452)
Commissions fees freights and services	(686,156)	(656,432)	(558,370)
Taxes	(515,848)	(428,608)	(483,330)
Labor expenses	(312,791)	(309,972)	(402,531)
Depreciation and amortization (2)	(174,311)	(94,723)	(75,484)
Maintenance	(156,412)	(78,181)	(56,333)
Fee for regulatory entities	(139,158)	(142,695)	(94,785)
Others	(209,319)	(186,318)	(197,469)
	(3,153,557)	(2,586,016)	(2,631,754)
(1)	Since 2020, it includes the recognition of the new voluntary retirement plan for 94 workers for 2021 (2020: 421).
(2)	It includes the right-of-use assets amortizations for $28,441 (2020: $10,814; 2019: $14,532).

28.         Other operating (expenses) income

	2021	2020	2019
Expense for legal provisions	(650,926)	(139,978)	(98,020)
Loss on sale of assets	(123,342)	(263,647)	(148,021)
Impairment loss of short–term assets	(83,773)	(34,416)	(90,441)
Gain on revaluation of assets in Guajira association (1)	—	1,284,372	—
Gain on acquisition of participations and interests (1)	—	86,026	1,048,924
Gain on loss of control in subsidiaries (2)	—	65,695	—
Other income (3)	785,297	120,114	344,354
	(72,744)	1,118,166	1,056,796
(1)	Results in the acquisition of Guajira in 2020: Ecopetrol $1,284,372 and Hocol $86,026. For Ecopetrol it corresponds to the revaluation of the assets that it already had in the Guajira association and for Hocol it corresponds to the Bargain obtained from the acquisition of the 43% stake. For 2019, this corresponds mainly to gains related to the business combination of Invercolsa S.A.
(2)	Recognition in 2020 of the disposal of net assets due to the loss of control due to the opening of the judicial liquidation process of Bioenergy S.A.S. and Bioenergy Zona Franca S.A.S. $65,570 (Note 2.2). Liquidation process of ECP Oil and Gas Germany GmbH COP$125.
(3)	It mainly corresponds to the compensation received by Cenit Transporte y Logística de Hidrocarburos and Oleoducto Bicentenario de Colombia, because of the approval of the conciliation agreement with the Frontera Group (Note 23.3).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.         Financial result

	2021	2020	2019
Finance income
Yields and interests	266,116	299,246	481,674
Results from financial assets and others	108,640	665,310	975,245
Gain on derivatives valuation	10,289	108,838	—
Dividends (1)	27	44	117,260
Other financial income	18,520	27,992	49,157
	403,592	1,101,430	1,623,336
Finance expenses
Interest (2)	(3,095,224)	(2,384,342)	(1,894,490)
Financial cost of other liabilities (3)	(1,043,728)	(872,987)	(757,509)
Results from financial assets	(101,973)	(473,598)	(638,767)
Other financial expenses	(190,723)	(198,864)	(43,703)
	(4,431,648)	(3,929,791)	(3,334,469)
Foreign exchange gain
(Loss) gain from exchange difference	(31,726)	346,774	40,639
Gain from realization of other comprehensive income on sale of joint ventures (Note 13)	361,728	—	—
	330,002	346,774	40,639

Financial result	(3,698,054)	(2,481,587)	(1,670,494)
(1)	In 2007, Arrendadora Financiera Internacional Bolivariana (AFIB) and Ecopetrol signed an agreement to constitute a trust fund, in which Invercolsa deposited dividends corresponding to 8.53% of the participation in dispute, regarding the shares acquired by Fernando Londoño. In 2019, as a result of the sentence of the Supreme Court of Justice, Ecopetrol received the amount of dividends that were in that trust.
(2)	As of December 31, 2021, borrowing costs for the financing of developing natural resources and property, plant, and equipment of COP$255,707 (2020 – COP$247,501 and 2019 – $248,139) were capitalized.
(3)	Includes the financial expense of the asset retirement obligations and the liabilities for post–employment benefits.

30.         Risk management

30.1       Exchange rate risk

The Ecopetrol Business Group operates mainly in Colombia and makes sales in the local and international markets, for that reason, it is exposed to exchange rate risk.

As of December 31, 2021, the Colombian peso depreciated 15.98%, going from a closing rate as of December 31, 2020 of COP$3,432.50 to COP$3,981.16 pesos per dollar.

When the Colombian peso depreciates, export earnings, when converted to pesos, increase, and imports and external debt service become more expensive.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The balance of financial assets and liabilities denominated in foreign currency for the years ended December 31, is presented in the following table:

(in USD$Million)	2021	2020
Cash and cash equivalents	388	197
Other financial assets	408	1,164
Trade receivables and payables, net	423	203
Loans and borrowings	(15,514)	(11,814)
Other assets and liabilities, net	702	277
Net liability position	(13,593)	(9,973)

Of the total net position, USD$(13,306) million correspond to net liabilities of companies with the Colombian peso as its functional currency, of which USD$(13,180) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the exchange rate difference valuation of the remaining net liabilities for USD$(126) million affect the profit or loss. Likewise, USD$(287) million of the net position correspond to monetary assets and liabilities of Ecopetrol Business Group companies with a functional currency different from the Colombian peso, whose valuation is recognized in profit or loss.

30.2    Sensitivity analysis for exchange rate risk

The following is the effect of a change of 1% and 5% in the exchange rate of the Colombian peso as compared with the U.S. dollar, on the balance of financial assets and liabilities denominated in foreign currency as of December 31, 2021:

Scenario / Variation in	Effect on income	Effect in other
the exchange rates	before taxes +/–	comprehensive income +/–
1%	16,432	524,727
5%	82,161	2,623,635

30.3    Cash flow hedge for future exports

In order to present on financial statements, the effect of the natural hedge between exports and debt, and considering that the exchange rate risk materializes when the exports are made, on October 1, 2015, the Board of Directors designated the amount of USD$5,440 million of Ecopetrol’s foreign currency debt as a hedge instrument of future revenue from crude oil exports, for the period 2015–2023. In 2021, USD$3,672 million were additionally designated as a hedging instrument for its future income from crude oil exports, for the period 2022-2026; in accordance with IFRS 9 – Financial Instruments.

The following is the movement of foreign currency debt designated as a non–derivative hedging instrument for the years ended December 31, 2021, and 2020:

(US$Million)	2021	2020
Hedging instrument at the beginning of the period	1,300	1,300
Reassignment of hedging instruments	675	1,230
Realization of exports	(675)	(1,230)
Designation of new coverage	3,672	—
Hedging instrument at the end of the period	4,972	1,300

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement in other comprehensive income for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Opening balance	(136,470)	(135,748)	(374,079)
Exchange difference	(1,533,743)	(201,967)	(35,607)
Reclassification to profit or loss	249,978	193,374	386,773
Ineffectiveness	24,496	9,779	5,173
Deferred income tax	450,492	(1,908)	(118,008)
Closing balance	(945,247)	(136,470)	(135,748)

The expected reclassification of the cumulative exchange difference from other comprehensive income to the profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2022	(1,426,676)	(499,337)	(927,339)
2023	121,948	42,682	79,266
2024	(118,164)	(41,357)	(76,807)
2025	(73,332)	(25,666)	(47,666)
2026	41,998	14,699	27,299
	(1,454,226)	(508,979)	(945,247)

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

Ecopetrol designated as the hedged item the net investments in Oleoducto Central S.A. (Ocensa), Ecopetrol América LLC., Hocol Petroleum Ltd, (HPL) and Refinería de Cartagena S.A.S. (Reficar) and as a hedging instrument a portion of its debt denominated in US dollars, in a total amount equivalent to USD$5,200 million.

During 2021 Ecopetrol expanded this hedge for USD$1,229 million to add a greater amount of designation for Refinería de Cartagena. In 2021, also capital payments of USD$270 million were made (June USD$163 and December USD$107 million). The total hedged balance as of December 31, 2021, is USD$8,208 million (2020: USD$7,475).

Additionally, ISA Colombia made a net investment hedge on the investments in the companies REP, ISA Perú, CTM and PDI for a value of USD$330 million. The hedging instrument corresponds to a green international bond issued on November 26, 2021.

The following is the movement in other comprehensive income attributable to owners of parent for the years ended December 31:

	2021	2020	2019
Opening balance	1,494,926	1,130,583	1,069,316
Exchange difference	4,577,887	520,490	87,524
Deferred income tax	(1,708,348)	(156,147)	(26,257)
Closing balance	4,364,465	1,494,926	1,130,583

30.5    Hedging with financial derivatives

In 2020, Ecopetrol carries out non-delivery forward operations for the sale of dollars in order to mitigate the volatility of the exchange rate in the cash flow required for the Company's operations for around USD$420 million, during the year 2021 Ecopetrol did not sign contracts for this type of operation.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The ISA Group has hedges with derivative financial instruments – CCS (Cross Currency Swaps) and IRS (Interest Rate Swap) to hedge exchange rates. These hedges are recognized as cash flow hedges.

Company	Derivative instrument	2021	2020
Red de Energía del Perú (1)	Cross currency swap	106,333	—
Intervial Chile (2)	Cross currency swap	30,769	—
Ruta del Maipo (3)	Cross currency swap	11,042	—
		148,144	—
(1)	The company designated these derivative instruments as cash flow hedges, to mitigate exposure to exchange rate volatility of interest payments in Peruvian sol of the First Issue Series A and First Issue Series B of the Third Corporate Bond Program, considering that its functional currency is the US dollar.
(2)	In 2021, a UF currency hedging operation was subscribed as a debt strategy in Chilean pesos.
(3)	The subsidiary has a cross currency swap as a hedging instrument, the purpose of which is to reduce exposure to changes in future cash flows due to changes in the exchange rate that affect the bond held by the entity in US dollars and the UF variation due to future flows from toll collections.

Additionally, the ISA Group has forward derivatives USD/BRL to mitigate the exchange risk for commitments in dollars with suppliers of the IE Jaguar 07 project, as of December 31, 2021, the balance corresponds to $13,019 (asset position).

30.6    Commodity price risk

The price risk of raw materials is associated with Ecopetrol Business Group’s operations, both exports and imports of crude oil, natural gas and refined products. In order to mitigate this risk, the Group has implemented hedges to partially protect the results from price fluctuations, considering that part of the financial exposure under contracts for the purchase of crude oil and refined products depends on the international oil prices.

The risk of such exposure is partially hedged in a natural way, as an integrated Group (with operations in the exploration and production, transportation and logistics and refining segments) and carries out both crude exports at international market prices and sales of refined products at prices correlated with international prices.

Ecopetrol Business Group has a policy for the execution of (strategic and tactical) hedges and implemented processes, procedures, and controls for their management. The main purpose of the strategic hedging program is to protect the Group’s consolidated financial statements from the volatility of market variables in each period of time, to protect income and thus cash flow. On the other hand, tactical hedges allow to capture value in trading operations and Asset Backed Trading (ABT), thereby mitigating the market risk of specific operations.

The following is the detail of the operations during 2021:

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

Swaps operations for 27.5 MMBLS to mitigate risks associated with storage marketing strategies, anticipated purchases of raw materials, supply to refineries and international sales delivered at the destination port expired last year.

As of the date of this report, Ecopetrol Business Group has in its liability a net swap position of $34,395 (2020: net asset position $7,572). These derivative operations are recognized under cash flow hedge accounting.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.7       Credit risk

Credit risk is the risk that the Ecopetrol Business Group may suffer financial losses because of default of: (a) payments by its clients for the sale of crude oil, gas, products or services; (b) financial institutions in which it keeps investments, or (c) by counterparties with which it has contracted financial instruments.

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

An aging analysis of the accounts receivable portfolio in arrears, but not impaired, as of December 31, 2021, and 2020 is as follows:

	2021	2020
Less than 3 months overdue	332,249	56,144
Between 3 and 6 months overdue	7,103	1,270
More than 6 months overdue	4,418	301,858
	343,770	359,272

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

In addition, Ecopetrol may also invest in securities issued or guaranteed by the United States of America or Colombia governments, without regard to the ratings assigned to such securities. In Ecopetrol’s Colombian Peso portfolio, it must invest the cash excess in fixed–income securities of issuers rated AAA in the long term, and F1+/BRC1+ in the short term (local scale) by Fitch Ratings Colombia or BRC Standard & Poor’s. Likewise, the Company may also invest in securities issued or guaranteed by the national government without qualification restrictions.

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

As of December 31, 2021, 25.7% (2020, 16% and 2019, 17%) of the Ecopetrol Business Group’s indebtedness is linked to floating interest rates. As a result, if market interest rates rise, financing expenses will increase, which could have an adverse effect on the results of operations.

Ecopetrol controls the exposure to interest rate risk by establishing limits to the portfolio  duration, Value at Risk – VAR and tracking error.

Autonomous equities linked to Ecopetrol’s pension obligations are also exposed to changes in interest rate, as they include fixed and floating rate instruments that are recognized according to the mark to market. Colombian regulation for pension funds, as stipulated in the Decree 941 of 2002 and Decree 1861 of 2012, indicates that they must follow the same regime as the regular obligatory pension funds in their moderate portfolio.

The following table provides information about the sensitivity of the Ecopetrol Business Group’s results and other comprehensive income for the next 12 months to variations in interest rate of 100 basis points:

			Effect on Other
	Effect on profit or loss (+/–)		Comprehensive Income (+/–)
	Financial	Financial
	Assets	Liabilities	Plan Assets
+100 basis points	(22,082)	603,559	(499,144)
–100 basis points	22,082	(569,008)	508,441

A sensitivity analysis of discount rates on pension plan assets and liabilities is disclosed in Note 22 – Provisions for employees’ benefits.

30.9       Liquidity risk

The ability to access credit and capital markets to obtain resources for the investment plan execution for Ecopetrol Business Group may be limited due to adverse changes in market conditions. A global financial crisis could worsen risk perception in emerging markets.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is a summary of the maturity of financial liabilities as of December 31, 2021. The amounts disclosed in the table are the contractual undiscounted cash flows. The payments in foreign currency were restated taking a constant exchange rate of COP$3,981.16 per U.S. dollar:

	Up to 1 year	1–5 years	5–10 years	> 10 years	Total
Loans (payment of principal and interest)	5,808,268	46,594,900	24,851,089	31,568,975	108,823,232
Trade and other payables	13,568,231	78,091	—	—	13,646,322
	19,376,499	46,672,991	24,851,089	31,568,975	122,469,554

30.10       Capital management

The main objective of the capital management of the Ecopetrol Business Group is to ensure a financial structure that optimizes the cost of capital, maximizes the rate of return to its shareholders and allows access to financial markets at a competitive cost to cover financial needs that support an investment grade credit rating profile.

The following is the leverage ratio as of December 31, 2021, and 2020:

	2021	2020
Loans and borrowings (Note 20)	95,060,928	46,731,754
Cash and cash equivalents (Note 6)	(14,549,906)	(5,082,308)
Other financial assets (Note 9)	(2,934,734)	(3,071,659)
Net financial debt	77,576,288	38,577,787
Equity	90,583,772	53,499,363
Leverage	46.13%	41.90%

The movement of the net financial debt is detailed in Note 20.7.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.         Related parties

Balances with associates and joint ventures as of December 31, 2021, and 2020 are as follows:

		Accounts
	Accounts	receivable	Other	Accounts		Other
	receivable	– Loans	assets	payable	Loans	liabilities
Joint Ventures
Equion Energy Limited (1)	925	—	1,386	12,997	1,483,701	233
Ecodiesel Colombia S.A.	1,521	—	—	46,452	—	—
Interligação Elétrica Garanhuns S.A.	—	28	—	—	—	—
Interligação Elétrica Paraguaçu S.A.	—	28	—	—	—	—
Interligação Elétrica Aimorés S.A.	—	28	—	—	—	—
Interligação Elétrica Ivaí S.A.	—	28	—	—	—	—
Derivex S.A.	—	335	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	5,211	—	—
Extrucol S.A.	—	—	—	283	—	—
E2 Energía Eficiente S.A. E.S.P.	6,797	—	—	1,655	—	—
Balance as of December 31, 2021	9,243	447	1,386	66,598	1,483,701	233
Current	9,243	112	1,386	66,598	1,483,701	233
Non–current	—	335	—	—	—	—
	9,243	447	1,386	66,598	1,483,701	233
	(Note 7)	(Note 7)	(Note 11)	(Note 21)	(Note 20)

		Accounts
	Accounts	receivable	Other	Accounts		Other
	receivable	– Loans	assets	payable	Loans	liabilities
Joint Ventures
Equion Energía Limited (1)	1,950	—	7,093	32,335	1,277,046	1,663
Ecodiesel Colombia S.A.	1,345	—	—	35,632	—	1
Offshore International Group Inc (2)	—	97,300	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	1,858	—	—
Extrucol S.A.	—	—	—	279	—	—
E2 Energía Eficiente S.A. E.S.P.	4,453	—	—	1,264	—	—
Serviport S.A.	—	—	—	948	—	—
Balance as of December 31, 2020	7,748	97,300	7,093	72,316	1,277,046	1,664
Current	7,748	97,300	7,093	72,316	1,277,046	1,664
Non–current	—	—	—	—	—	—
	7,748	97,300	7,093	72,316	1,277,046	1,664
	(Nota 7)	(Nota 7)	(Nota 11)	(Nota 21)	(Nota 20)

Loans:

(1)	Resources deposited by Equion in Ecopetrol Capital AG.

Accounts receivable – Loans:

(2)	Offshore International Group Inc. loan granted by Ecopetrol This company is no longer part of the business group. See note 13.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main transactions with related parties as of December 31 are detailed as follows:

	2021		2020		2019
	Sales and	Purchases	Sales and	Purchases	Sales and	Purchases
	services	and others	services	and others	services	and others
Joint Ventures
Equion Energy Limited	13,996	149,046	27,595	356,872	317,382	569,105
Ecodiesel Colombia S.A.	35,825	442,373	8,268	346,201	8,614	280,649
Offshore International Group	—	—	4,461	—	3,245	—
	49,821	591,419	40,324	703,073	329,241	849,754
Associates
E2 Energía Eficiente S.A. E.S.P.	60,159	6,976	49,860	2,849	—	—
Gas Natural del Oriente S.A. E.S.P.	—	27,175	—	26,141	—	—
Extrucol S.A.	—	2,354	—	1,162	—	—
	60,159	36,505	49,860	30,152	—	—
	109,980	627,924	90,184	733,225	329,241	849,754

31.1       Directors and key management personnel

In accordance with the approval given by the shareholders’ meeting in 2012, which was recorded in Minute No. 026, the directors' fees for attending the meetings of the Board of Directors and / or the committees increase from four to six legal monthly minimum legal monthly salaries in force. On the other hand, in the General Shareholders' Meeting of 2018, the amendment of the Corporate Bylaws that appears in Minute No. 036 was approved, by virtue of which, the fourth paragraph of article 23 was eliminated that made the differentiation between the fees for face-to-face and non-face-to-face meetings. The members of the Board of Directors do not have any kind of variable remuneration. The amount paid in 2021 for fees to members of the Board of Directors amounted to $3,757 (2020 - $3,102).

The total compensation paid to Executive Officers and Senior Managers as of December 31, 2021, amounted to $27,735 (2020 – $24,068 and 2019 – $22,632). Executive Officers and Senior Managers are not eligible to receive pension and retirement benefits.

Directors as of December 2021 are not eligible to receive benefits pension and retirement. As of December 31, 2020, the amount set aside to provide the benefits of pension and retirement for executives amounted to $13,413 (2019 – COP$18,740).

As of December 31, 2021, key management officers owned less than 1% of the outstanding shares of Ecopetrol as follows:

Key management personnel	% Shares
Felipe Bayón	<1% outstanding shares
Jaime Caballero	<1% outstanding shares

31.2       Post–employment benefit plans

The administration and management of resources for payment of Ecopetrol’s pension obligations are managed by autonomous pension funds (PAPs, by its acronym in Spanish) which serve as guarantee and payment sources. In 2008, Ecopetrol received the authorization to partially commute the value corresponding to monthly payments, bonds, and quotas, transferring said obligations and the money that support them to autonomous patrimonies of a pension nature, in accordance with the requirements of Decree 1833 of 2016.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

As of 2022, and after a rigorous selection and asset allocation process, the new trust companies that manage the funds related to the pension obligations are Fiduciaria BBVA, Fiduciaria Bogotá, and the Ecopetrol PACC 2021 Consortium, defined by Fiduprevisora, Fiducoldex, FiduAgraria and Fiducentral.

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

By nature of the business, Ecopetrol purchases the crude oil that the ANH receives from producers in Colombia at the prices set in accordance with an established formula, which reflects the sale prices (crude oils and products), adjusted for API gravity quality, sulfur content, transportation rates to the export ports, refining process cost and a commercialization rate (when apply). The contract between Ecopetrol and the ANH ended on October 30, 2021, and a new one began with effect from November 1, 2021, to October 31, 2022.

Until December 2013 the Ecopetrol Business Group commercialized, on behalf of the ANH, the natural gas received by the latter in kind from producers. Since January 2014, ANH has received royalties in cash for the production of natural gas.

The purchase value of oil and gas from ANH is detailed in Note 26 - Cost of sales.

Additionally, Ecopetrol, like other oil and gas companies, takes part in “rounds” for the allocation of exploration blocks in Colombia without implying special treatment for Ecopetrol on count of it being an entity whose majority shareholder is the Colombian Government.

(b)          Refined Price Stabilization Fund

The sale prices of regular gasoline and diesel are regulated by the National Government. In that way, there are differentials between the volume reported by the companies at the time of sale and the difference between the parity price and the reference price, the parity price being the one that corresponds to the daily prices of motor gasoline and diesel observed during the month. This differential can be for or against the producers, and it is a result of the application of Colombian Resolution 180522 of March 29, 2010, and other regulations that modify and add to it (Decree 1880 of 2014 and Decree 1068 of 2015), that establish the procedure to recognize the subsidy for refiners and importers of current motor gasoline and diesel, and the methodology for calculating the net position (the value arising from the differences between the parity price and the regulated price). The value of this differential is detailed in Note 25 - Revenue from contracts with customers and in Note 7 - Trade and other receivables, net.

(c)          National Tax and Customs Direction

Ecopetrol, just like any other company in Colombia, has tax obligations that it must comply with and does not have any other kind of association or commercial relationship with the National Tax and Customs Direction of Colombia. For more information, see Note 10 - Taxes.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.       Joint operations

The Ecopetrol Business Group carries out exploration and production operations through Exploration and Production (E&P) Contracts, Technical Evaluation (TEA) Contracts and Agreements signed with the National Hydrocarbons Agency or ANH, as well as through Partnership Contracts and other types of contracts. The main joint operations in 2021 are as follows:

32.1       Contracts in which Ecopetrol is not the operator

			%	Geographic area of
Partners	Contract	Type	Participation	operations
	Chipirón		30-41%
SierraCol Energy Arauca, LLC	Cosecha	Production	30%	Colombia
	Cravo Norte		55%
	Rondón		50%
Frontera Energy Colombia Corp	Quifa	Production	40%	Colombia
	Casanare		74.40%
	Corocora		83.91%
Perenco Colombia Limited	Estero	Production	95.98%
	Garcero		91.22%	Colombia
	Orocúe		86.47%
ONGC Videsh Limited Sucursal	Ronda Caribe RC-10	Exploration	50%	Offshore Caribe Norte
Colombia
Petrobras	Tayrona	Exploration	44%	Offshore Caribe Norte
Shell EP Offshore ventures Limited	Fuerte Sur		50%
	Purple Angel	Exploration	50%	Offshore Caribe Norte
	Col-5		50%
Canacol	Rancho Hermoso	Production	70%	Colombia
	Nuevas Formaciones
	Llanos 86		50%
	Llanos 87		50%
Geopark	Llanos 104	Exploration	50%	Colombia
	Llanos 123		50%
	Llanos 124		50%
	Mana		30%
Interoil Colombia	Ambrosia	Production	30%	Colombia
	Rio Opia		30%
Lewis	SSJN1	Exploration	50%	Colombia
	Saturno		10%
Shell	Sul de Gato do Mato	Exploration	30%	Brazil
	Gato do Mato		30%
BP Energy	Pau Brasil	Exploration	20%	Brazil
Occidental Midland Basin, LLC	Rodeo Midland Basin	Production	49%	Midland, Texas, USA
(Oxy)
Quarter North Energy	Gunflint	Production	32%	Golfo de México
Murphy Exploration and	Dalmatian	Production	30%	Golfo de México
Production Company - USA
OXY (Anadarko)- K2	K2	Production	21%	Golfo de México
Shell Offshore LLC	Rydberg	Exploration	29%	Golfo de México
Hess Corportation	ESOX	Production	21%	Golfo de México
Pemex Exploración y Producción	Bloque 8	Exploration	50%	Golfo de México
PC Carigali Mexico Operation SA	Bloque 6	Exploration	50%	Gulf of Mexico

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.2       Contracts in which Ecopetrol is the operator

			%	Geographic area of
Partners	Contract	Type	Participation	operations
	VMM29	Exploration	50%
	CR2		50%
ExxonMobil Exploration Colombia	C62		50%	Colombia
	VMM37		100%
	KALE		0%
Repsol Colombia SA	CPO9	Exploration	55%	Colombia
ONGC Videsh Limited Sucursal Colombia	RC9	Exploration	50%	Colombia
CPVEN E&P Corp. Sucursal Colombia	VMM32	Exploration	51%	Colombia
Shell Exploration and Production	CR4	Exploration	50%	Colombia
SK Innovation Co Ltd.	San Jacinto	Exploration	70%	Colombia
Repsol Exploración Colombia S.A.	Catleya	Exploration	50%	Colombia
Emerald Energy PLC Suc. Colombia	Cardon	Exploration	50%	Colombia
Parex Resources Colombia Ltd.	ORC401 CRC-2004-01	Exploration	50%	Colombia
Repsol Colombia Oil & Gas Limited	CPO9 – Akacias	Production	55%	Colombia
SierraCol Energy Arauca, LLC	La Cira Infantas	Production	58%
	Teca		86%	Colombia
Perenco Oil And Gas	San Jacinto Rio Paez	Production	68%	Colombia
Cepsa Colombia
Total Colombie	Mundo Nuevo	Exploration	15%	Colombia
Repsol Exploración Colombia SA
Equion Energía Limited
Emerald Energy Colombia	Oleoducto Alto Magdalena	OAM	45%	Colombia
Frontera Energy
Lewis Energy Colombia Inc	Clarinero	Exploration	50%	Colombia
Total Colombie	Niscota	Production	20%	Colombia

The Company acquires investment commitments at the moment of receiving the exploration and/or exploitation rights of a determined area by the competent authority.

32.3       Commitments for joint ventures

According to the process for exploration wells, Ecopetrol Business Group has certain commitments to meet minimum expenditure requirements on the exploration assets.

The Ecopetrol exploration commitments as of December 2021, correspond to $USD 562.9 million. This value includes the contracts Llanos and Tayrona, which represent $USD 61.6 million and $USD 73 million of commitments, respectively.

33.         Information by segments

A description of the Ecopetrol Business Group’s business segments is in Note 4.20 - Information by business segment.

The following segment information is reported based on the information used by the Board of Directors as the top body to make strategic and operational decisions of these business segments. The performance of the segments is based primarily on an analysis of income, costs, expenses, and results for the period generated by each segment which are regularly monitored.

The information disclosed in each segment is presented net of transactions between the Ecopetrol Business Group companies.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.1       Statement of profit or loss

Below are the consolidated statements of profit or loss by segment for the years ended December 31, 2021, 2020 and 2019:

	For the year ended on December 31, 2021
				Electric
				Power
				transmission
	Exploration		Transport	and toll
	and	Refining and	and	roads
	Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Third–party sales	38,552,572	46,658,196	2,557,238	4,113,198	—	91,881,204
Inter–segment sales	24,696,380	4,318,189	9,601,228	—	(38,615,797)	—
Total sales revenue	63,248,952	50,976,385	12,158,466	4,113,198	(38,615,797)	91,881,204
Variable cost	(30,473,145)	(44,860,928)	(531,361)	—	34,859,524	(41,005,910)
Fixed cost	(9,861,987)	(3,674,460)	(2,728,948)	(1,817,491)	3,507,020	(14,575,866)
Cost of sales	(40,335,132)	(48,535,388)	(3,260,309)	(1,817,491)	38,366,544	(55,581,776)
Gross profit	22,913,820	2,440,997	8,898,157	2,295,707	(249,253)	36,299,428
Administrative expenses	(1,987,817)	(784,214)	(457,217)	(322,939)	210,118	(3,342,069)
Operation and project expenses	(1,882,686)	(944,616)	(404,264)	(460)	78,469	(3,153,557)
Impairment of non–current assets	438,020	(305,466)	(165,901)	(4)	—	(33,351)
Other operating income and expenses net	(617,893)	10,749	591,829	(51,267)	(6,162)	(72,744)
Operating income (expenses)	18,863,444	417,450	8,462,604	1,921,037	33,172	29,697,707
Financial result net
Financial income	517,629	24,313	76,453	89,267	(304,070)	403,592
Financial expenses	(2,410,906)	(1,151,255)	(250,816)	(886,420)	267,749	(4,431,648)
Foreign exchange gain (loss) net	(219,747)	(132,734)	381,964	300,519	—	330,002
	(2,113,024)	(1,259,676)	207,601	(496,634)	(36,321)	(3,698,054)
Share of profits of associates and joint ventures	9,610	200,998	858	214,698	—	426,164
Income before tax	16,760,030	(641,228)	8,671,063	1,639,101	(3,149)	26,425,817
Income tax	(5,019,540)	(383,562)	(2,925,390)	(466,771)	—	(8,795,263)
Net profit (loss) for the period	11,740,490	(1,024,790)	5,745,673	1,172,330	(3,149)	17,630,554
Profit (loss) attributable to:
Group owners of parent	11,829,119	(1,198,619)	4,635,354	386,438	(3,149)	15,649,143
Non–controlling interest	(88,629)	173,829	1,110,319	785,892	—	1,981,411
	11,740,490	(1,024,790)	5,745,673	1,172,330	(3,149)	17,630,554
Supplementary information
Depreciation depletion and amortization	6,844,910	1,640,940	1,211,642	462,430	—	10,159,922

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2020
	Exploration	Refining and	Transport and
	and Production	Petrochemicals	Logistics	Eliminations	Total
Third–party sales	22,854,925	24,804,887	2,563,581	—	50,223,393
Inter–segment sales	13,985,072	1,299,464	9,630,859	(24,915,395)	—
Total sales revenue	36,839,997	26,104,351	12,194,440	(24,915,395)	50,223,393
Fixed costs	(9,479,317)	(3,427,211)	(2,813,856)	4,062,843	(11,657,541)
Variable costs	(23,429,102)	(22,398,344)	(567,501)	20,485,016	(25,909,931)
Cost of sales	(32,908,419)	(25,825,555)	(3,381,357)	24,547,859	(37,567,472)
Gross profit	3,931,578	278,796	8,813,083	(367,536)	12,655,921
Administrative expenses	(2,163,198)	(936,175)	(533,594)	259,817	(3,373,150)
Operation and project expenses	(1,511,510)	(781,309)	(403,657)	110,460	(2,586,016)
Impairment of non–current assets	(192,693)	(781,528)	341,065	—	(633,156)
Other operating income and expenses net	1,085,114	34,705	1,827	(3,480)	1,118,166
Operating income (expenses)	1,149,291	(2,185,511)	8,218,724	(739)	7,181,765
Financial result net
Financial income	1,177,712	67,832	125,677	(269,791)	1,101,430
Financial expenses	(2,896,060)	(914,534)	(389,394)	270,197	(3,929,791)
Foreign exchange gain (loss) net	360,409	(447,880)	434,245	—	346,774
	(1,357,939)	(1,294,582)	170,528	406	(2,481,587)
Share of profits of associates and joint ventures	(53,037)	131,462	(2,089)	—	76,336
Income before tax	(261,685)	(3,348,631)	8,387,163	(333)	4,776,514
Income tax	43,569	614,269	(2,696,499)	—	(2,038,661)
Net profit (loss) for the period	(218,116)	(2,734,362)	5,690,664	(333)	2,737,853
Profit (loss) attributable to:
Group owners of parent	(139,279)	(2,848,511)	4,574,800	(333)	1,586,677
Non–controlling interest	(78,837)	114,149	1,115,864	—	1,151,176
	(218,116)	(2,734,362)	5,690,664	(333)	2,737,853
Supplementary information
Depreciation depletion and amortization	6,445,812	1,599,780	1,278,946	—	9,324,538

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2019
	Exploration and	Refining and	Transport
	Production	Petrochemicals	and Logistics	Eliminations	Total
Third–party sales	31,295,118	36,393,470	3,799,924	—	71,488,512
Inter–segment sales	21,372,872	2,377,336	9,270,812	(33,021,020)	—
Total sales revenue	52,667,990	38,770,806	13,070,736	(33,021,020)	71,488,512
Fixed costs	(9,587,961)	(3,523,948)	(3,039,452)	3,878,444	(12,272,917)
Variable costs	(26,785,904)	(34,332,271)	(698,742)	29,117,474	(32,699,443)
Cost of sales	(36,373,865)	(37,856,219)	(3,738,194)	32,995,918	(44,972,360)
Gross profit	16,294,125	914,587	9,332,542	(25,102)	26,516,152
Administrative expenses	(1,284,560)	(496,155)	(372,942)	2,058	(2,151,599)
Operation and project expenses	(1,475,710)	(743,378)	(434,904)	22,238	(2,631,754)
Impairment of non–current assets	(1,982,044)	452,163	(232,556)	—	(1,762,437)
Other operating income and expenses net	49,673	1,014,988	74,607	(82,472)	1,056,796
Operating income (expenses)	11,601,484	1,142,205	8,366,747	(83,278)	21,027,158
Financial result net
Financial income	1,440,440	229,297	273,613	(320,014)	1,623,336
Financial expenses	(2,311,133)	(996,790)	(306,878)	280,332	(3,334,469)
Foreign exchange gain (loss) net	287,286	(179,936)	(66,711)	—	40,639
	(583,407)	(947,429)	(99,976)	(39,682)	(1,670,494)
Share of profits of associates and joint ventures	227,401	17,091	138	122,274	366,904
Income before tax	11,245,478	211,867	8,266,909	(686)	19,723,568
Income tax	(1,925,798)	(83,504)	(2,709,111)	—	(4,718,413)
Net profit (loss) for the period	9,319,680	128,363	5,557,798	(686)	15,005,155
Profit (loss) attributable to:
Group owners of parent	9,382,129	117,708	4,244,860	(686)	13,744,011
Non–controlling interest	(62,449)	10,655	1,312,938	—	1,261,144
	9,319,680	128,363	5,557,798	(686)	15,005,155
Supplementary information
Depreciation depletion and amortization	5,892,822	1,398,948	1,291,013	—	8,582,783

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.2       Sales by product

The sales by product for each segment are detailed below for the years ended December 31, 2021, 2020 and 2019:

	For the year ended on December 31, 2021
				Electric power
				transmission
				and toll
	Exploration and	Refining and	Transport and	roads
	Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Local sales
Mid–distillates	—	17,166,812	—	—	(26,485)	17,140,327
Gasolines	—	17,931,469	—	—	(2,456,099)	15,475,370
Natural gas	4,077,691	—	—	—	(877,622)	3,200,069
Services	132,060	659,088	12,158,466	120,795	(10,004,421)	3,065,988
Plastic and rubber	—	1,642,035	—	—	—	1,642,035
LPG and propane	618,218	332,542	—	—	(24,529)	926,231
Fuel gas service	—	742,212	—	—	(7,546)	734,666
Electric power transmission services	—	—	—	728,467	—	728,467
Asphalts	25,178	585,873	—	—	—	611,051
Polyethylene	—	320,466	—	—	—	320,466
Aromatics	—	247,387	—	—	—	247,387
Crude oil	23,619,491	—	—	—	(23,426,015)	193,476
Roads and Construction Services	—	—	—	107,179	—	107,179
Fuel oil	10,838	12,961	—	—	—	23,799
Other income gas contracts	2,879	—	—	—	—	2,879
Other products	35,213	2,160,653	—	—	(1,793,038)	402,828
Cash flow hedges	—	(8)	—	—	—	(8)
	28,521,568	41,801,490	12,158,466	956,441	(38,615,755)	44,822,210
Foreign sales
Crude oil	34,868,421	—	—	—	—	34,868,421
Diesel	—	3,867,937	—	—	—	3,867,937
Fuel oil	—	2,288,977	—	—	—	2,288,977
Plastic and rubber	—	2,092,379	—	—	—	2,092,379
Electric power transmission services	—	—	—	1,827,622	—	1,827,622
Roads and Construction Services	—	—	—	1,241,144	—	1,241,144
LPG and propane	116,960	—	—	—	—	116,960
Natural gas	71,529	—	—	—	—	71,529
Other products	20,365	925,595	—	87,991	(42)	1,033,909
Cash flow hedges	(349,891)	7	—	—	—	(349,884)
	34,727,384	9,174,895	—	3,156,757	(42)	47,058,994
	63,248,952	50,976,385	12,158,466	4,113,198	(38,615,797)	91,881,204

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2020
	Exploration and	Refining and	Transport and
	Production	Petrochemicals	Logistics	Eliminations	Total
Local sales
Mid-distillates	—	8,871,938	—	(11,350)	8,860,588
Gasoline and turbo fuels	6,739	7,880,124	—	(1,118,817)	6,768,046
Services	116,485	268,081	12,194,384	(9,719,391)	2,859,559
Natural gas	3,683,018	—	—	(837,863)	2,845,155
Plastic and rubber	—	865,204	—	—	865,204
Fuel gas service	—	678,396	—	(6,826)	671,570
Asphalts	27,043	499,057	—	—	526,100
LPG and propane	249,533	133,525	—	(7,283)	375,775
Crude oil	13,250,275	—	—	(13,019,755)	230,520
Aromatics	—	155,740	—	—	155,740
Polyethylene	—	138,035	—	—	138,035
Fuel oil	7,758	29,243	—	—	37,001
Other income gas contracts	32,190	—	—	—	32,190
Other products	19,556	417,889	—	(115,213)	322,232
	17,392,597	19,937,232	12,194,384	(24,836,498)	24,687,715
Foreign sales
Crude oil	20,165,489	29	—	(79,345)	20,086,173
Diesel	—	3,164,068	—	—	3,164,068
Fuel oil	—	1,044,811	—	—	1,044,811
Plastic and rubber	—	1,302,131	—	—	1,302,131
LPG and propane	18,943	—	—	—	18,943
Natural gas	17,231	—	—	—	17,231
Gasolines and turbo fuels	—	179,257	—	—	179,257
Other products	26,702	553,206	56	447	580,411
Cash flow hedges	(780,965)	(76,382)	—	—	(857,347)
	19,447,400	6,167,120	56	(78,898)	25,535,678
	36,839,997	26,104,352	12,194,440	(24,915,396)	50,223,393

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31 2019
	Exploration and	Refining and	Transport
	Production	Petrochemicals	and Logistics	Eliminations	Total
Local sales
Mid–distillates	—	15,073,134	—	(31,251)	15,041,883
Gasoline and turbo fuel	—	11,554,947	—	(1,896,767)	9,658,180
Services	196,527	261,390	13,070,676	(9,412,967)	4,115,626
Natural gas	2,909,770	—	—	(653,647)	2,256,123
Plastic and rubber	—	834,133	—	—	834,133
Asphalts	24,690	519,510	—	—	544,200
LPG and propane	179,541	193,375	—	—	372,916
Crude oil	21,085,955	—	—	(20,729,098)	356,857
Fuel gas service	—	72,249	—	—	72,249
Aromatics	—	228,552	—	—	228,552
Polyethylene	—	192,436	—	—	192,436
Other income gas contracts	102,845	—	—	—	102,845
Fuel oil	1,464	96,443	—	—	97,907
Other products	25,215	703,270	—	(297,284)	431,201
	24,526,007	29,729,439	13,070,676	(33,021,014)	34,305,108
Foreign sales
Crude oil	28,459,998	61,995	—	—	28,521,993
Diesel	—	4,391,798	—	—	4,391,798
Fuel oil	—	1,870,929	—	—	1,870,929
Plastic and rubber	—	1,249,189	—	—	1,249,189
LPG and propane	13,591	—	—	—	13,591
Natural gas	27,255	—	—	—	27,255
Gasolines and turbo fuels	—	1,085,392	—	—	1,085,392
Other products	26,309	382,063	55	—	408,427
Cash flow hedges	(385,170)	—	—	—	(385,170)
	28,141,983	9,041,366	55	—	37,183,404
	52,667,990	38,770,805	13,070,731	(33,021,014)	71,488,512

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.3       Capital expenditures by segments

The following are the investments amounts made by each segment for the years ended December 31, 2021, 2020 and 2019:

				Electric
				power
				transmission
	Exploration	Refining and	Transport and	and toll roads
2021	and Production	Petrochemicals	Logistics	concessions	Total
Property, plant, and equipment (Note 14)	2,633,119	1,845,618	1,344,654	294,197	6,117,588
Natural and environmental resources (Note 15)	6,733,028	—	—	—	6,733,028
Intangibles (Note 17)	106,490	22,685	47,236	267,935	444,346
	9,472,637	1,868,303	1,391,890	562,132	13,294,962

	Exploration	Refining and	Transport and
2020	and Production	Petrochemicals	Logistics	Total
Property, plant, and equipment (Note 14)	2,866,600	1,329,181	836,536	5,032,317
Natural and environmental resources (Note 15)	5,994,462	—	—	5,994,462
Intangibles (Note 17)	41,002	8,771	40,309	90,082
	8,902,064	1,337,952	876,845	11,116,861

	Exploration	Refining and	Transport and
2019	and Production	Petrochemicals	Logistics	Total
Property, plant, and equipment	2,151,194	497,512	1,363,953	4,012,659
Natural and environmental resources	9,798,193	—	—	9,798,193
Intangibles	25,775	20,569	121,945	168,289
	11,975,162	518,081	1,485,898	13,979,141

34.         Supplemental information on oil and gas producing activities (unaudited)

The information in this note is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements.”

In accordance with the requirements of the United States Securities and Exchange Commission (SEC), Rule 4–10(a) of Regulation S–X, Release 33–8879, Accounting Standards Codification 932 and the ASU– 2010–03 “Oil and Gas reserve Estimation and Disclosures” rule, this section provides supplemental information on oil and gas exploration and producing activities of the Ecopetrol Business Group. The information included in sections (1) to (3) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs, and results of operations. The information included in sections (4) and (5) presents information on Ecopetrol’s estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proved reserves and changes in estimated discounted future net cash flows.

The following information corresponds to Ecopetrol’s oil and gas producing activities as of December 31, 2021, 2020 and 2019, and includes information related to the Ecopetrol Business Group’s consolidated subsidiaries.

Under the SEC final rule optional disclosure of possible and probable reserves is allowed but, the Ecopetrol Business Group opted not to do so. Ecopetrol estimated its reserves without considering non–traditional resources.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

34.1       Capitalized costs relating to oil and gas exploration and production activities

	2021	2020	2019
Natural and environmental properties	79,385,151	67,767,005	60,261,025
Wells, equipment, and facilities – property, plant and equipment	31,730,001	31,166,804	30,150,268
Exploration and production projects	11,474,682	12,494,665	8,801,630
Accumulated depreciation, depletion, and amortization	(70,739,885)	(64,233,572)	(60,346,094)
Net capitalized cost	51,849,949	47,194,902	38,866,829

It includes information of the Exploration and Production segment subsidiaries and joint ventures.

In accordance with IAS 37, costs capitalized to natural and environmental properties include provisions for asset retirement obligations of $3,930,370, $3,936,494, and $2,336,236 during 2021, 2020 and 2019, respectively.

34.2       Costs incurred in oil and gas exploration and developed activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding period.

	2021	2020	2019
Acquisition of proved properties (1)	—	507,907	2,668,960
Acquisition of unproved properties (2)	—	1,274,660	261,231
Exploration costs	1,793,549	1,340,898	640,556
Development costs	11,264,075	7,367,020	8,084,283
	13,057,624	10,490,485	11,655,030
(1)	For 2020, it corresponds mainly to the acquisition of the entire participation in the Guajira Association (43% of the association contract) by Hocol and its position as operator. In July 2019, Ecopetrol and Occidental Petroleum Corp. (OXY) entered into a Joint Operation contract in order to execute a joint plan for the development of unconventional drilling in the Permian Basin in the state of Texas (USA).
(2)	During 2020, Ecopetrol through its subsidiary Ecopetrol Óleo e Gás do Brasil Ltda acquired 30% of the interests, rights and obligations in two areas that correspond to the BM-S-54 Concession Agrement and the Sul de Gato do Mato Shared Production Contract, located offshore in Santos basin of Brazil, in the discovery of hydrocarbons called "Gato do Mato". Additionally, Ecopetrol Óleo e Gás do Brasil Ltda has recognized the billing related to activities of drilling during the year. On July 17, 2020, the Ministry of Mines and Energy of Brazil authorized the transfer of 10% of the Saturn block for USD$85 million, located in the Santos basin, to Ecopetrol Óleo e Gás do Brasil, this percentage of which Shell Brasil Petróleo Ltda and Chevron Brasil Óleo e Gas Ltda. were equal holders. In the new shareholding structure, Ecopetrol retains 10% of the interests of the block, while Shell (operator) and Chevron each retain 45% of the total.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

34.3       Results of operations for oil and gas exploration and production activities

The Ecopetrol Business Group’s results of operations from oil and gas exploration and production activities for the years ended December 31, 2021, 2020 and 2019 are as follows:

	2021	2020	2019
Net revenues
Sales	50,631,272	30,141,662	42,070,018
Transfers	12,617,680	7,025,839	11,564,358
	63,248,952	37,167,501	53,634,376
Production costs(1)	12,554,338	12,753,880	9,336,387
Depreciation, depletion, and amortization(2)	6,623,891	6,393,506	6,049,543
Other production costs(3)	21,156,904	14,005,669	21,550,907
Exploration expenses(4)	960,247	689,204	763,562
Other expenses(5)	3,090,128	2,227,481	4,163,241
	44,385,508	36,069,740	41,863,640
Income before income tax expense	18,863,444	1,097,761	11,770,736
Income tax expense	(5,652,743)	(233,255)	(2,107,363)
Results of operations for exploration and production activities	13,210,701	864,506	9,663,373
(1)	Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities including costs such as operating labor, materials, supplies, and fuel consumed in operations and the costs of operating natural gas liquids plants. In addition, they include expenses related to the asset retirement obligations that were recognized during 2021, 2020 and 2019 of $292,329, $213,925, and $198,394, respectively.
(2)	In accordance with IAS 37, the expense related to asset retirement obligations that were recognized during 2021, 2020 and 2019 in depreciation, depletion, and amortization, were $887,725, $639,123, and $272,147, respectively.
(3)	Includes transportation costs and naphtha that are not part of the Ecopetrol Business Group’s lifting cost.
(4)	Exploration expenses include the costs of geological and geophysical activities, as well as the non–productive exploratory wells.
(5)	Corresponds to administration, marketing expenses and impairment.

During 2021, 2020, and 2019, the Ecopetrol Business Group transferred approximately 19.9%, 18.9%, and 21.6%, respectively, of its crude oil and gas production; (percentages based on the value sales in Colombian pesos) to intercompany business units. Those transfers were 52.1%, 45.9% and 51.5%, respectively, of crude oil and gas production volume (including Reficar).

The intercompany transfers were realized at market prices.

34.4       Reserve information

The Ecopetrol Business Group follows international standards for estimating, classifying, and reporting reserves framed under SEC definitions. Corporate Reserve Management of Ecopetrol, Upstream Management and the Vice-Presidency of Development and Production, present the reserves balance to the Board of Directors, which approved it in February 2022.

The reserves were estimated at a level of 99.4% by specialized firms: DeGolyer and MacNaughton, Ryder Scott Company, Gaffney Cline, and Sproule International Limited. According to these certifications the reserves report complies with the content and guidelines set forth in Rule 4–10 of Regulation S–X issued by the United States SEC.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following information relates to the net proven reserves owned by the Ecopetrol Business Group in 2021, 2020 and 2019, and corresponds to the official reserves statements prepared by the Ecopetrol Business Group:

	2021			2020			2019
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)
Proved reserves:
Opening balance	1,257	2,921	1,770	1,384	2,906	1,894	1,200	3,002	1,727
Revisions of previous estimates(1)	240	431	315	(81)	51	(72)	75	51	84
Improved recovery	120	107	139	100	74	113	94	3	94
Purchases	—	—	—	—	171	30	142	126	164
Extensions and discoveries	12	—	12	41	8	42	66	2	67
Sales	(3)	(4)	(3)	(1)	(0)	(1)	—	—	—
Production	(177)	(304)	(231)	(186)	(289)	(236)	(193)	(278)	(242)
Closing balance	1,449	3,151	2,002	1,257	2,921	1,770	1,384	2,906	1,894
Proved developed reserves:
Opening balance	834	2,636	1,297	898	2,662	1,365	883	2,882	1,389
Closing balance	921	2,561	1,370	834	2,636	1,297	898	2,662	1,365
Proved undeveloped reserves:
Opening balance	423	285	473	486	244	529	317	119	338
Closing balance	528	590	632	423	285	473	486	244	529

Some values were rounded for presentation purposes.

(1)	Represents changes in previous proved reserves, upward or downward, resulting from new information (except for an increase in a proved area), usually obtained from development drilling and production history or result from changes in economic factors.

For additional information about the changes in Proved Reserves and the process for estimating reserves, see section 3.5.3 – Oil and Gas Reserves.

34.5   Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows related to the above proved crude oil and natural gas reserves is calculated in accordance with the requirements of ASU 2010–03. Estimated future cash inflows from production under SEC requirements are computed by applying unweighted arithmetic average of the first day–of–the–month for oil and gas price to year–end quantities of estimated net proved reserves, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. In our view, the information so calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

	2021	2020	2019
Future cash inflows	401,980,640	187,210,379	279,722,107
Future costs
Production (1)	(129,109,036)	(85,989,384)	(93,589,960)
Development	(38,451,863)	(28,752,131)	(32,734,702)
Income taxes	(69,053,224)	(13,470,352)	(37,077,231)
Future net cash flow	165,366,517	58,998,512	116,320,214
10% discount factor	(57,009,654)	(18,568,308)	(36,934,889)
Standardized measure of discounted net cash flows	108,356,863	40,430,204	79,385,325

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(1)

Production future costs include the estimated costs related to assets retirement obligations in the amount of $17,364,520; $12,545,574 and $10,665,315 as of December 31, 2021, 2020, and 2019, respectively.

The following are the principal sources of change in the standardized measure of discounted net cash flows in 2021, 2020 and 2019:

	2021	2020	2019
Net change in sales and transfer prices and in production cost (lifting) related to future production	110,224,660	(44,482,725)	2,411,040
Changes in estimated future development costs	(22,011,659)	(5,401,560)	(12,627,361)
Sales and transfer of oil and gas produced net of production costs	(50,694,613)	(24,413,621)	(44,297,989)
Net change due to extensions, discoveries, and improved recovery	6,741,068	3,134,469	7,061,712
Net change due to purchase and sales of minerals in place	(13,419)	570,460	213,539
Net change due to revisions in quantity estimates	32,923,680	(3,414,649)	6,756,418
Previously estimated development costs incurred during the period	32,941,335	7,943,239	23,200,357
Accretion of discount	10,468,951	10,468,951	11,542,289
Timing and other	(16,636,925)	567,027	(4,993,389)
Net change in income taxes	(36,016,420)	16,073,288	3,814,269
Aggregate change in the standardized measure of discounted future net cash flows for the year	67,926,658	(38,955,121)	(6,919,115)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

35.         Subsequent and relevant events

-	Distribution Project 2021 Fiscal Year Profits

Ecopetrol reports on the 2021 profit distribution project, which its Board of Directors approved to be submitted for consideration by the General Assembly of Shareholders at the ordinary session on March 30, 2022.

The profit distribution project proposed, in accordance with the current dividend policy, to distribute an ordinary dividend of $243 COP per share, equivalent to a payout of 59.8% of the net profit of Ecopetrol.

Additionally, the Company's Board of Directors, considering the solid financial performance of all its segments, the price expectations for the year 2022 and its solidity, proposes an extraordinary dividend, of an exceptional nature, of 9.1% equivalent to $37 COP per share for a total dividend of $280 COP per share. The payment of the total dividend is aligned with the goals of the 2022-2024 Business Plan announced on February 8, 2022.

Likewise, the Board proposed the constitution of an occasional reserve for $8,889,900 destined to provide support to the financial sustainability of the Company and flexibility in the development of its strategy. The General Assembly approved the distribution project.

-	Project Rydberg – Ecopetrol America

On March 29, 2022, Ecopetrol America made the decision to withdraw from the Rydberg project, an asset that is in the development phase with production expected at the end of 2023 (it is not an exploratory asset). The approximate net book value is US$74.2 million.

The main impacts of this decision consist of a reduction in the company's reserves, lower production in the development portfolio and a decrease in non-current assets.

-	Issuance of Notes – Consorcio Transmantaro S.A.

On April 4, 2022, Consorcio Transmantaro S.A. (CTM), one of ISA’s electric power transmission subsidiaries in Peru, issued 5.20% Amortizing Notes due 2038 (14.5 years weighted average life) in an aggregate amount of US$ 500 million in a Rule 144A/Regulation S notes offering. The notes were listed on the Official List of the Luxemburg Stock Exchange. This follows CTM’s announcement on March 22, 2022, of an Any-and All Tender Offer with allocation codes and consent solicitation to holders of CTM’s 4,375% senior notes due 2023. The issuer declares that has received valid tenders of notes and the consent from holders.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

-	New participation of Ecopetrol Brasil in six offshore fields

Ecopetrol, through its subsidiary Ecopetrol Óleo e Gás do Brasil, jointly participated with the company Shell Brasil Petróleo Ltda. to present the best offer in six exploratory blocks located in the Santos Basin in the Third Permanent Offer Cycle of the Agência Nacional do Petroleum, Gás Natural e Biocombustíveis (ANP). Ecopetrol will have a participation of 30% in the aforementioned blocks, and Shell, as the operator, will have a 70% participation. With this new acquisition, Ecopetrol was able to increase its presence to 12 blocks in Brazil; including exploratory acreage within the Santos and Ceará basins, and the Gato do Mato development project.

-	Borrowing from BNDES – National Bank for Economic and Social Development

In February 2022, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista S.A., contracted with BNDES a credit of BRL $567,400 thousand, intended for the implementation of the Investment Plan for the modernization of the energy transmission system and improvements related to the Public Service Concession Agreement for Transmission of Electricity No. 059/2001-ANEEL.

The credit will be released in portions by BNDES to CTEEP, with amortization in 234 monthly and successive payments, with the first payment due on July 15, 2022. It should be noted that the first disbursement took place on March 21, 2022.

Additionally, the loan agreement has the usual early maturity clauses (“covenants”), in line with the other agreements that CTEEP already has with BNDES.

-	Issuance of debentures

On April 5, 2022, CTEEP's Board of Directors approved the 12th issue of unsecured, non-convertible simple debentures, in up to 2 (two) series.

700,000 debentures were issued, totaling an amount of BRL $700,000 thousand, with (i) the maturity term of the debentures of the 1st series of the issue being 7 years from the date of issue, corresponding to April 15, 2029, and (ii) the maturity term of the debentures of the 2nd series of the Issue of 10 years from the issue date, corresponding to April 15, 2032.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1 – Consolidated subsidiaries, associates, and joint ventures

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	US Dollar	100%	Refining of hydrocarbons, commercialization and distribution of products	Colombia	Colombia	17,933,857	(1,238,939)	33,094,487	15,160,630
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian Peso	100%	Storage and transport by pipelines of hydrocarbons	Colombia	Colombia	16,408,773	4,784,348	18,586,004	2,177,231
Ecopetrol Global Energy S.L.U.	US Dollar	100%	Investment Vehicle	Spain	Spain	12,083,224	240,792	12,083,538	314
Oleoducto Central S.A.S - Ocensa	US Dollar	72,65%	Transportation by crude oil pipelines	Colombia	Colombia	3,177,600	2,353,602	7,071,850	3,894,250
Hocol Petroleum Limited.	US Dollar	100%	Investment Vehicle	Bermuda	Bermuda	3,761,673	453,876	3,791,829	30,156
Ecopetrol América LLC.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	2,962,647	258,622	3,461,610	498,963
Hocol S.A.	US Dollar	100%	Exploration and exploitation of hydrocarbons	Cayman Islands	Colombia	3,258,783	483,792	4,931,264	1,672,481
Esenttia S.A.	US Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,322,456	287,425	3,296,001	973,545
Ecopetrol Capital AG	US Dollar	100%	Collection of surpluses from, and providing funds to, companies of Ecopetrol Business Group	Switzerland	Switzerland	2,404,032	218,723	9,007,535	6,603,503
Oleoducto Bicentenario de Colombia S.A.S.	Colombian Peso	100%	Transportation by crude oil pipelines	Colombia	Colombia	1,426,391	731,832	2,759,984	1,333,593
Oleoducto de Colombia S. A. – ODC	Colombian Peso	73%	Transportation by crude oil pipelines	Colombia	Colombia	432,870	375,475	669,876	237,006
Black Gold Re Ltd.	US Dollar	100%	Reinsurer for companies of Ecopetrol Business Group	Bermuda	Bermuda	987,442	15,284	1,267,465	280,023
Andean Chemicals Ltd.	US Dollar	100%	Investment Vehicle	Bermuda	Bermuda	1,605,929	152,357	1,606,253	324
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian Peso	65%	Transportation by crude oil pipelines	Panama	Colombia	991,866	406,590	1,434,010	442,144
Interconexión Eléctrica S.A. E.S.P (1)	Colombian Peso	51,41%	Public transmission service of electric power, the development of infrastructure projects and their commercial exploitation and the development of information technology systems, activities and services and telecommunications.	Colombia	Latin-America	22,132,996	509,125	61,698,188	39,565,192

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian Peso	51.88%	Holding with investments in natural gas and LPG transportation and distribution companies in Colombia	Colombia	Colombia	656,135	276,422	659,053	2,918
Alcanos de Colombia S.A. E.S.P. (2)	Colombian Peso	29.61%	Residential public fuel gas service, construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	370,507	107,960	773,501	402,994
Metrogas de Colombia S.A E.S.P. (2)	Colombian Peso	33.49%	Public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	65,787	17,620	121,984	56,197
Gases del Oriente S.A. E.S.P. (2)	Colombian Peso	48.50%	Home public service of distribution of fuel gas and the development of all complementary activities to the supplying of said service.	Colombia	Colombia	122,172	57,780	194,729	72,557
Promotora de Gases del Sur S.A. E.S.P. (2)	Colombian Peso	31.44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	58,638	22,846	82,268	23,630
Combustibles Líquidos de Colombia S.A E.S.P. (2)	Colombian Peso	41.61%	Wholesale marketing of fuel gas, the supplying of the residential public service of LPG distribution and the development of complementary activities to supply the service.	Colombia	Colombia	58,964	3,876	75,171	16,207
Gasoducto de Oriente S.A (2)	Colombian Peso	31.61%	Design and construction of hydrocarbon production and treatment plants, construction of hydrocarbon transmission lines.	Colombia	Colombia	556	(29)	584	28

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Ecopetrol USA Inc.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	10,195,017	581,820	10,202,943	7,926
Ecopetrol Permian LLC.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	5,355,562	373,104	5,932,250	576,688
Ecopetrol Oleo é Gas do Brazil Ltda.	Real	100%	Exploration and exploitation of hydrocarbons	Brazil	Brazil	1,774,650	(212,853)	1,861,482	86,832
Esenttia Masterbatch Ltda.	Colombian Peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	430,162	274,562	564,140	133,978
Ecopetrol del Perú S. A.	US Dollar	100%	Exploration and exploitation of hydrocarbons	Peru	Peru	61,103	(341)	63,492	2,389
ECP Hidrocarburos de México S.A. de C.V.	US Dollar	100%	Offshore exploration	Mexico	Mexico	52,454	(126,458)	57,096	4,642
Ecopetrol Costa Afuera S.A.S.	Colombian Peso	100%	Offshore exploration	Colombia	Colombia	13,447	90	16,952	3,505
Esenttia Resinas del Peru SAC	US Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	12,240	4,555	67,144	54,904
Topili Servicios Administrativos S de RL De CV.	Mexican Peso	100%	Specialized management services	Mexico	Mexico	46	(31)	48	2
Kalixpan Servicios Técnicos S de RL De CV.	Mexican Peso	100%	Specialized services related to oil and gas industry	Mexico	Mexico	53	(28)	55	2
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	258	(48)	261	3
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International trading of crude oil and refined products	Singapore	Asia	251	(46)	31,051	30,800

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic
Company	Functional	interest		Country/	area of		Profit (loss) of		Total
Associates	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	Total assets	liabilities
Serviport S.A. (3)	Colombian Peso	49%	Services for the support of loading and unloading of oil ships, supply of equipment, technical inspections, and load measurements	Colombia	Colombia	19,181	2,079	43,731	24,550
Sociedad Portuaria Olefinas y Derivados S.A. (4)	Colombian Peso	50%	Construction, use, maintenance and administration of port facilities, ports, private docks.	Colombia	Colombia	4,372	(734)	6,996	2,624
Joint Ventures
Equion Energía Limited	US Dollar	51%	Exploration and exploitation of hydrocarbons	United Kingdom	Colombia	2,960,397	52,934	3,057,870	97,473
Ecodiesel Colombia S.A. (4)	Colombian Peso	50%	Production, trading and distribution of biofuels and oleochemicals	Colombia	Colombia	128,037	51,656	232,253	104,216

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic				Profit
		interest		Country/	area of				(loss) of
Company	Functional currency	Ecopetrol	Activity	Domicile	operations	Assets	Liabilities	Equity	the year
Subsidiaries, associates, and joint ventures Interconexión Eléctrica S.A. ESP
Consorcio Transmantaro	US Dollar	60%	Electric power	Peru	Peru	7,250,457	5,578,049	1,672,408	234,866
Interligação Eléctrica Evrecy	Brazilian real	35.82%	Electric power	Brazil	Brazil	79,166	9,677	69,489	(8,716)
Fundo de Investimento Assis	Brazilian real	35.73%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	27,170	2	27,168	3,669
Fundo de Investimento Barra Bonita Renda Fixa Referenciado	Brazilian real	35.77%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	78,920	4	78,916	1,637
Fundo de Investimento Referenciado di Bandeirantes	Brazilian real	13.10%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	158,035	13	158,022	8,553
Fundo de Investimento Xavantes Referenciado di	Brazilian real	15.69%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	321,759	23	321,736	16,238
Interconexiones Viales	Chilean peso	65%	Roads concessions	Chile	Chile	6,752	1,078	5,674	(3,396)
Interligação Elétrica Aguapeí	Brazilian real	35.82%	Electric power	Brazil	Brazil	482,218	80,582	401,636	77,267
Interligação Elétrica Biguaçu	Brazilian real	35.82%	Electric power	Brazil	Brazil	250,337	19,312	231,025	(2,723)
Interligação Elétrica De Minas Gerais	Brazilian real	35.82%	Electric power	Brazil	Brazil	113,493	7,885	105,608	6,597
Interligação Elétrica Itapura	Brazilian real	35.82%	Electric power	Brazil	Brazil	147,721	16,394	131,327	7,094
Interligação Elétrica Itaquerê	Brazilian real	35.82%	Electric power	Brazil	Brazil	449,766	94,399	355,367	68,803
Interligação Elétrica Itaúnes	Brazilian real	35.82%	Electric power	Brazil	Brazil	301,579	23,100	278,479	32,447
Interligação Elétrica Norte E Nordeste	Brazilian real	35.82%	Electric power	Brazil	Brazil	389,507	128,724	260,783	40,840
Interligação Elétrica Pinheiros	Brazilian real	35.82%	Electric power	Brazil	Brazil	526,781	73,331	453,450	89,593
Interligação Elétrica Riacho Grande	Brazilian real	35.82%	Electric power	Brazil	Brazil	41,740	(8,811)	50,551	(3,907)
Interligação Elétrica Serra Do Japi	Brazilian real	35.82%	Electric power	Brazil	Brazil	450,593	65,384	385,209	62,424
Interligação Elétrica Sul	Brazilian real	35.82%	Electric power	Brazil	Brazil	175,464	27,833	147,631	22,352
Interligação Elétrica Tibagi	Brazilian real	35.82%	Electric power	Brazil	Brazil	175,038	26,632	148,406	10,973
Internexa	Colombian peso	99.42%	Telecommunications and ICT	Colombia	Colombia	531,292	423,449	107,843	21,881
Transamerican Telecomunication S.A.	US Dollar	99.42%	Telecommunications and ICT	Argentina	Argentina	40,568	19,989	20,579	(58)
Internexa Brazil Operadora de Telecomunicações	Brazilian real	99.42%	Telecommunications and ICT	Brazil	Brazil	249,586	229,088	20,498	(10,614)
Internexa Chile	Chilean peso	98.43%	Telecommunications and ICT	Chile	Chile	78,415	56,492	21,923	4,033

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic				Profit
		interest		Country/	area of				(loss) of
Company	Functional currency	Ecopetrol	Activity	Domicile	operations	Assets	Liabilities	Equity	the year
Subsidiaries, associates, and joint ventures Interconexión Eléctrica S.A. ESP
Internexa Participações	Brazilian real	99.42%	Investment Vehicle	Brazil	Brazil	19,942	603	19,339	(10,487)
Internexa Peru	US Dollar	99.42%	Telecommunications and ICT	Peru	Peru	320,245	249,061	71,184	17,440
ISA Bolivia	US Dollar	100%	Electric power	Bolivia	Bolivia	124,619	8,634	115,985	11,019
ISA Capital Do Brazil	Brazilian real	100%	Investment Vehicle	Brazil	Brazil	3,923,685	222,115	3,701,570	734,604
ISA CTEEP	Brazilian real	35.82%	Electric power	Brazil	Brazil	19,986,151	9,713,678	10,272,473	2,096,201
ISA Interchile	US Dollar	100%	Electric power	Chile	Chile	6,769,025	5,514,461	1,254,564	(297,034)
ISA Intercolombia	Colombian peso	100%	Electric power	Colombia	Colombia	279,988	186,954	93,034	38,093
ISA Intervial Chile	Chilean peso	100%	Roads concessions	Chile	Chile	3,971,874	822,694	3,149,180	252,450
ISA Intervial Colombia	Colombian peso	100%	Roads concessions	Colombia	Colombia	566	—	566	(7)
ISA Inversiones Chile	Chilean peso	100%	Investment Vehicle	Chile	Chile	3,748,138	6,872	3,741,266	202,436
ISA Inversiones Costera Chile	Chilean peso	100%	Investment Vehicle	Chile	Chile	599,723	595,633	4,090	(31,127)
ISA Inversiones Tolten	Chilean peso	100%	Investment Vehicle	Chile	Chile	43	—	43	10
ISA Investimentos E Participações	Brazilian real	100%	Investment Vehicle	Brazil	Brazil	933,742	7,980	925,762	216,596
ISA Peru	US Dollar	99.98%	Electric power	Peru	Peru	962,823	772,002	190,821	48,791
ISA REP	US Dollar	60%	Electric power	Peru	Peru	1,949,243	1,438,949	510,294	202,971
ISA Transelca	Colombian peso	100%	Electric power	Colombia	Colombia	1,507,616	580,035	927,581	184,024
Linear Systems RE	US dollar	100%	Other business	Bermudas	Bermudas	130,264	104,551	25,713	3,710
Proyectos de Infraestructura del Perú	US Dollar	100%	Electric power	Peru	Peru	153,956	146,612	7,344	704
Ruta Costera	Colombian peso	100%	Roads concessions	Colombia	Colombia	2,680,312	2,491,025	189,287	(17,385)
Ruta de La Araucanía	Chilean peso	100%	Roads concessions	Chile	Chile	762,038	450,237	311,801	33,805
Ruta de Los Ríos	Chilean peso	75%	Roads concessions	Chile	Chile	226,203	149,717	76,486	20,336
Ruta del Bosque	Chilean peso	100%	Roads concessions	Chile	Chile	376,464	264,533	111,931	43,786
Ruta del Loa	Chilean peso	100%	Roads concessions	Chile	Chile	470,016	246,754	223,262	25,607
Ruta del Maipo	Chilean peso	100%	Roads concessions	Chile	Chile	6,695,805	4,647,650	2,048,155	214,324
Ruta del Maule	Chilean peso	100%	Roads concessions	Chile	Chile	26,822	17,337	9,485	(21,212)
Sistemas Inteligentes en Red	Colombia peso	99.77%	Other business	Colombia	Colombia	17,265	7,932	9,333	3,457
XM	Colombian peso	99.73%	Electric power	Colombia	Colombia	245,199	212,583	32,616	11,290
(1)	Corresponds to consolidated financial statements, profit is from four months of operation (September to December), assets and liabilities are presented accumulated. See note 12.
(2)	Indirect participation through Inversiones de Gases de Colombia S.A. Invercolsa S.A.
(3)	Information available as of September 30, 2021, the investment of is fully impaired.
(4)	Information available as of November 30, 2021.

(5)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 2 – Conditions of the most significant debt

						Outstanding	Outstanding
						balance	balance	Interest	Amortization	Payment of
Type of debt	Company	Issue date	Maturity date	Currency	Disbursement	Dec 31, 2021	Dec 31, 2020	rate	plan	interest
		Dec-10	Dec-40	COP	284,300	284,300	284,300	Floating	Bullet	Half-yearly
		Aug-13	Aug-23	COP	168,600	168,600	168,600	Floating	Bullet	Half-yearly
	Ecopetrol S.A.	Aug-13	Aug-28	COP	347,500	347,500	347,500	Floating	Bullet	Half-yearly
		Aug-13	Aug-43	COP	262,950	262,950	262,950	Floating	Bullet	Half-yearly
		Dec-11	Dec-23	COP	180,000	180,000	—	Floating	Bullet	Half-yearly
		Dec-11	Dec-41	COP	120,000	120,000	—	Floating	Bullet	Half-yearly
		May-13	May-22	COP	120,000	120,000	—	Floating	Bullet	Quarterly
		May-13	May-28	COP	100,000	100,000	—	Floating	Bullet	Quarterly
		May-15	May-25	COP	100,000	100,000	—	Floating	Bullet	Quarterly
Bonds,		May-15	May-30	COP	120,000	120,000	—	Floating	Bullet	Quarterly
domestic		May-15	May-35	COP	280,000	280,000	—	Floating	Bullet	Quarterly
currency		Feb-16	Feb-24	COP	115,000	115,000	—	Floating	Bullet	Quarterly
		Feb-16	Feb-28	COP	152,000	152,000	—	Floating	Bullet	Quarterly
	Interconexión	Feb-16	Feb-41	COP	133,000	133,000	—	Floating	Bullet	Quarterly
	Eléctrica S.A.	Apr-17	Apr-24	COP	260,780	260,780	—	Fixed	Bullet	Quarterly
	E.S.P and	Apr-17	Apr-32	COP	196,300	196,300	—	Floating	Bullet	Quarterly
	subsidiaries	Apr-17	Apr-42	COP	242,920	242,920	—	Floating	Bullet	Quarterly
		Nov-17	Nov-25	COP	150,080	150,080	—	Fixed	Bullet	Quarterly
		Nov-17	Nov-31	COP	120,100	120,100	—	Floating	Bullet	Quarterly
		Nov-17	Nov-47	COP	229,820	229,820	—	Floating	Bullet	Quarterly
		Jul-18	Jul-27	COP	156,500	156,500	—	Floating	Bullet	Quarterly
		Jul-18	Jul-33	COP	142,063	142,063	—	Floating	Bullet	Quarterly
		Jul-18	Jul-43	COP	201,437	201,437	—	Floating	Bullet	Quarterly
		Aug-20	Aug-29	COP	160,000	160,000	—	Fixed	Bullet	Quarterly
		Aug-20	Aug-40	UVR (1)	147,132	147,132	—	Fixed	Bullet	Annual
		Jul-16	Jan-34	UVR (1)	341,416	341,416	—	Fixed	Half-yearly	Half-yearly
		Oct-11	Oct-26	COP	100,000	100,000	—	Floating	Bullet	Quarterly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
Type of		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
debt	Company	date	date	Currency	Disbursement	Dec 31, 2021	Dec 31, 2020	rate	plan	interest
		Sep-13	Sep-23	USD	1,300	1,300	1,300	Fixed	Bullet	Half-yearly
		Sep-13	Sep-43		850	850	850
		May-14	May-45		2,000	2,000	2,000
		Sep-14	Jan-25		1,200	1,200	1,200
	Ecopetrol S.A.	Jun-15	Jun-26		1,500	1,500	1,500
		Nov-21	Nov-31		1,250	1,250	—
		Nov-21	Nov-51		750	750	—
		Jun-16	Sep-23		500	500	500
		Apr-20	Apr-30		2,000	2,000	2,000
	Oleoducto Central S.A.S.	May-14	May-21	USD	500	500	500	Fixed	Bullet	Half-yearly
		Nov-21	Nov-33		330	330	—	Fixed	Half-yearly	Half-yearly
		Jul-16	Jan-34		151	151	—	Fixed	Half-yearly	Half-yearly
		Jan-11	Jan-26		38	38	—	Fixed	Bullet	Quarterly
Bonds,		Oct-12	Apr-31		40	40	—	Fixed	Bullet	Half-yearly
foreign		Nov-12	Nov-22		26	26	—	Fixed	Bullet	Half-yearly
currency		Feb13	Feb23		19	19	—	Fixed	Bullet	Half-yearly
		May-13	May-23		450	450	—	Fixed	Bullet	Half-yearly
		Apr-19	Apr-34		600	600	—	Fixed	Half-yearly	Half-yearly
		Mar-17	Feb24		54	54	—	Floating	Bullet	Annual
	Interconexión	May-18	Apr-25		111	111	—	Floating	Bullet	Half-yearly
	Eléctrica S.A.	Dec-19	Dec-29		73	73	—	Floating	Half-yearly	Half-yearly
	E.S.P and	Dec-20	Nov-28	USD	143	143	—	Floating	Half-yearly	Half-yearly
	subsidiaries	Dec-20	May-44		143	143	—	Floating	Half-yearly	Half-yearly
		Feb21	Jul-44		121	121	—	Floating	Half-yearly	Half-yearly
		May-21	May-24		215	215	—	Floating	Bullet	Bullet
		Oct-21	Oct-31		120	120	—	Floating	Bullet	Half-yearly
		Oct-21	Oct-39		50	50	—	Floating	Half-yearly	Half-yearly
		Aug-01	Jun-22		421	421	—	Fixed	Half-yearly	Half-yearly
		Aug-18	Jun-25		213	213	—	Fixed	Half-yearly	Half-yearly
		Aug-18	Dec-30		220	220	—	Fixed	Half-yearly	Half-yearly
		Aug-18	Dec-24		37	37	—	Fixed	Half-yearly	Half-yearly
		Jun-19	Dec-30		183	183	—	Fixed	Half-yearly	Half-yearly
		Nov-06	Jun-22		55	55	—	Fixed	Half-yearly	Half-yearly
		Feb21	Jun-50		32	32	—	Fixed	Half-yearly	Half-yearly
		Jul-21	Jun-56		1,200	1,200	—	Fixed	Bullet	Half-yearly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
Type of debt	Company	date	date	Currency	Disbursement	Dec 31, 2021	Dec 31, 2020	rate	plan	interest
		Sep-19	Sep-25		70	70	—	Fixed	Half-yearly	Half-yearly
		Jun-21	Jun-22		40	40	—	Fixed	Bullet	Bullet
		Jun-21	Jun-22		10	10	—	Fixed	Bullet	Bullet
		Jun-21	Jun-22		40	40	—	Fixed	Bullet	Bullet
		Jun-21	Jun-22		10	10	—	Fixed	Bullet	Bullet
		Aug-20	Aug-22		83	82	—	Floating	Bullet	Bullet
		Nov-21	Feb22		62	62	—	Fixed	Bullet	Bullet
		Feb16	Jul-24		5	3	—	Floating	Quarterly	Quarterly
		Jan-14	Mar-29		51	25	—	Floating	Monthly	Monthly
		Jan-14	Jan-24		19	4	—	Fixed	Monthly	Monthly
		Aug-17	Mar-32		49	36	—	Floating	Monthly	Monthly
		Apr-20	Apr-22		116	116	—	Floating	Bullet	Quarterly
		Jan-11	May-26		8	3	—	Floating	Monthly	Monthly
		Nov-11	May-26		9	3	—	Floating	Monthly	Monthly
		Nov-11	May-26		8	3	—	Floating	Monthly	Monthly
		May-10	May-30		39	24	—	Fixed	Monthly	Monthly
International	Interconexión	Nov-17	Dec-22		5	2	—	Floating	Monthly	Monthly
commercial	Eléctrica S.A.	Mar-20	Aug-24	USD	6	6	—	Floating	Quarterly	Quarterly
loans	E.S.P and	Apr-20	Dec-22		5	5	—	Floating	Bullet	Monthly
	subsidiaries	Mar-17	Mar-24		106	17	—	Fixed	Half-yearly	Half-yearly
		Sep-12	Sep-23		57	9	—	Fixed	Half-yearly	Half-yearly
		Oct-18	Mar-25		8	8	—	Floating	Monthly	Monthly
		Mar-17	Mar-24		57	7	—	Fixed	Half-yearly	Half-yearly
		Sep-12	Sep-23		32	4	—	Fixed	Half-yearly	Half-yearly
		Mar-17	Mar-24		44	10	—	Fixed	Half-yearly	Half-yearly
		Sep-12	Sep-23		23	5	—	Fixed	Half-yearly	Half-yearly
		May-21	Mar-24		11	11	—	Fixed	Half-yearly	Half-yearly
		May-21	Mar-24		6	6	—	Fixed	Half-yearly	Half-yearly
		Sep-16	Aug-22		66	10	—	Fixed	Half-yearly	Half-yearly
		Sep-16	Aug-22		12	4	—	Fixed	Half-yearly	Half-yearly
		Jan-19	Dec-22		6	4	—	Fixed	Half-yearly	Half-yearly
		Sep-18	Jun-50		12	16	—	Fixed	Monthly	Monthly
		May-21	May-25		105	105	—	Fixed	Half-yearly	Half-yearly
		May-21	May-26		70	70	—	Fixed	Half-yearly	Half-yearly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
Type of debt	Company	date	date	Currency	Disbursement	31-Dec-21	31-Dec-20	rate	plan	interest
International		Dec-17	Dec-27	USD	2,001	1,100	1,305	Fixed	Half-yearly	Half-yearly
commercial		Dec-17	Dec-27		76	41	49	Floating
loans -	Ecopetrol S.A.	Dec-17	Dec-27		73	40	48	Fixed
Refinería de		Dec-17	Dec-27		159	87	103	Floating
Cartagena		Dec-17	Dec-25		359	224	257	Floating
International commercial loan –ISA acquisition	Ecopetrol S.A.	Aug-21	Aug-23	USD	3,672	1,672	—	Floating	Half-yearly	Half-yearly
		Dec-16	Jan-28	COP	250,000	250,000	—	Floating	Half-yearly	Half-yearly
		Dec-16	Jan-34	COP	150,000	150,000	—	Floating	Half-yearly	Half-yearly
		Dec-16	Jan-34	COP	150,000	150,000	—	Floating	Half-yearly	Half-yearly
		Dec-16	Jan-34	UVR (1)	392,168	161,904	—	Fixed	Half-yearly	Half-yearly
Domestic	Interconexión	Jul-18	Jul-35	COP	217,500	4,651	—	Floating	Half-yearly	Half-yearly
commercial	Eléctrica S.A	Oct-21	Oct-31	COP	158,050	158,050	—	Floating	Quarterly	Quarterly
loans	E.S.P and	Oct-21	Oct-28	COP	70,500	70,500	—	Floating	Quarterly	Quarterly
	subsidiaries	Jun-17	Jun-24	COP	28,000	8,717	—	Floating	Quarterly	Quarterly
		Aug-17	Aug-24	COP	32,000	23,863	—	Floating	Quarterly	Quarterly
		Dec-17	Dec-24	COP	10,000	7,472	—	Floating	Quarterly	Quarterly
		May-18	Nov-28	COP	59,467	59,467	—	Floating	Half-yearly	Half-yearly
		Nov-18	Nov-28	COP	23,000	23,000	—	Floating	Half-yearly	Half-yearly
Committed credit line	Ecopetrol S.A.	Apr-20	Sep-23	USD	665	665	665	Floating	Bullet	Half-yearly
Domestic syndicated commercial loan	Oleoducto Bicentenario	Jul-12	Jul-24	COP	2,100,000	592,550	800,450	Floating	Quarterly	Quarterly

(1)UVR is “Unidad de Valor Real”, a national currency which reflects the inflation adjusted Colombian peso

9.	Signature Page

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

Dated: April 25, 2022

10.Exhibits

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

2.2

Form of Amendment No. 1 to the Deposit Agreement between Ecopetrol, JPMorgan Chase Bank as depository, and the holders from time to time of ADSs (incorporated by reference to Exhibit (a)(2) to our registration statement on Form F-6 filed with the U.S. Securities and Exchange Commission on December 17, 2021 (File No. Form F-6 filed with the U.S. Securities and Exchange Commission on December 29, 2017 (File No. 333-222378).

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

4.6

Supplementary Agreement No. 2, dated March 28, 2014, to the Bicentenario Transport Contract between Oleoducto Bicentenario de Colombia S.A.S. and Ecopetrol S.A., dated June 20, 2012 (incorporated by reference to Exhibit 4.11 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016 (File No. 001-34175)) (English Translation).

4.7

Supplementary Agreement No. 4, dated April 6, 2015, to the Bicentenario Transport Contract between Oleoducto Bicentenario de Colombia S.A.S. and Ecopetrol S.A., dated June 20, 2012 (incorporated by reference to Exhibit 4.12 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2016 (File No. 001-34175)) (English Translation).

4.8

Amendment No. 6, dated April 25, 2016, to the Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.13 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2019 (File No. 001-34175)) (English Translation).

4.9

Amendment No. 7, dated December 28, 2016, to the Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.14 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2019 (File No. 001-34175)) (English Translation).

4.10

Indenture, dated as of July 23, 2009, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form F-4 filed with the U.S. Securities and Exchange Commission on July 31, 2009 (File No. 333-160965)).

Exhibit No.	Description
4.11

Amendment No. 1 to the Indenture, dated as of June 26, 2015, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.10 on Form 6-K of the Company furnished to the U.S. Securities and Exchange Commission on June 25, 2015 (File No. 001-34175)).

4.12

Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Notes due 2023 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on September 11, 2013 (File No. 333-190198)).

4.13

Prospectus Supplement relating to Ecopetrol S.A.’s 4.125% Notes due 2025, (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on September 9, 2014 (File No. 333-190198)).

4.14

Prospectus Supplement relating to Ecopetrol S.A.’s 5.375% Notes due 2026 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on June 23, 2015 (File No. 333-190198)).

4.15

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

4.17

Prospectus Supplement relating to Ecopetrol S.A.’s 6.875% Notes due 2030 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on April 27, 2020 (File No. 333-225381)).

4.18

Prospectus Supplement relating to Ecopetrol S.A.’s 4.625% Notes due 2031 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on October 28, 2021 (File No. 333-256623)).

4.19

Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Bonds due 2051 (incorporated by reference to the Company’s Prospectus Supplement filed with the U.S. Securities and Exchange Commission on October 28, 2021 (File No. 333-256623)).

4.20	Inter-Administrative Share Purchase Agreement dated August 11, 2021 between Ecopetrol S.A. and the Ministerio de Hacienda y Crédito Público (English translation).
4.21

Loan Agreement among Ecopetrol S.A., as borrower, the lenders party thereto, Mizuho Bank, Ltd., as administrative agent, and BBVA Securities Inc., Banco Santander, S.A., JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia, as joint lead arrangers and joint bookrunners, dated as of August 17, 2021.

8.1	List of subsidiaries of Ecopetrol S.A.
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Officer Certification.
23.1	Consent of Ernst & Young Audit S.A.S.
23.2	Consent of Ryder Scott LP.
23.3	Consent of Sproule International Limited.
23.4	Consent of DeGolyer and MacNaughton.
23.5	Consent of Gaffney, Cline & Associates.
99.1	Third-Party Reserve Report of Ryder Scott Company, L.P.
99.2	Third-Party Reserve Report of Sproule International Limited.
99.3	Third-Party Reserve Report of DeGolyer and MacNaughton.
99.4	Third-Party Reserve Report of Gaffney, Cline & Associates.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

11.     Cross-reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
Item 3.	Key Information
	A. [Reserved]	N/A
	B. Capitalization and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	5.2
Item 4.	Information on the Company	Note 1 to the consolidated financial statements
	A. History and Development of the Company	2.1; 3.1; Note 1 to the consolidated financial statements
	B. Business Overview	2; 3.4 – 3.14; 4.6, Notes 14, 15 and Supplemental information on Oil and Gas producing activities (unaudited by EY) to the consolidated financial statements
	C. Organizational Structure	3.2
	D. Property, Plants and Equipment	3.4 – 3.8; 4.7.2; Notes 14, 15 and 16 to the consolidated financial statements
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	3.4 – 3.8; 4; 6.2
	B. Liquidity and Capital Resources	2.1; 4.6; 4.8; Consolidated statements of cash flow and Notes 9, 19, 28 and 29 to the consolidated financial statements
	C. Research and development, Patents and Licenses, etc.	3.9; Note 16 to the consolidated financial statements
	D. Trend Information	4.11
	E. Critical Accounting Estimates	4.5
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	7.3; 7.5
	B. Compensation	7.6; Notes 4, 21 and 30 to the consolidated financial statements
	C. Board Practices	7.3
	D. Employees	3.13
	E. Share Ownership	7.7
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	6.9; 7.7
	B. Related Party Transactions	3.11; Note 31 to the consolidated financial statements
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	4; 6.2; 6.3; 8
	B. Significant Changes	7.8; Note 33 to the consolidated financial statements
Item 9.	The Offer and Listing
	A. Offer and Listing Details	6.4, 6.5
	B. Plan of Distribution	N/A
	C. Markets	6.3
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A

Item 10.	Additional Information
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	7.1
	C. Material Contracts	3.5.4; 4.9; Exhibits 4.1 – 4.09, 4.20 and 4.21
	D. Exchange Controls	5.3.4; 6.7
	E. Taxation	4.3.1; 6.6; Note 10 to the consolidated financial statements
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	1.1
	I. Subsidiary Information	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	4.10; 5.2.1; 5.2.4; 5.3.4; Note 29 to the consolidated financial statements
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	6.4; Exhibits 4.11–4.19
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	6.5, Exhibit 2.1
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	5.3; 7.8
Item 16A.	Audit Committee Financial Expert	7.3.2
Item 16B.	Code of Ethics	7.2; 7.4
Item 16C.	Principal Accountant Fees and Services	7.8
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	N/A
Item 16F.	Changes in Registrant’s Certifying Accountant	7.8
Item 16G.	Corporate Governance	7
Item 16H.	Mine Safety Disclosure	N/A
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
Item 17.	Financial Statements	N/A
Item 18.	Financial Statements	8
Item 19.	Exhibits	10