Form 20-F
period 2023-12-31
ECOPETROL S.A.
filed 2024-04-18
CIK 1444406

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Tel. (57) 310 315 8600

Iván Mauricio López Lagos

Investor Relations Officer

investors@ecopetrol.com.co

Tel. (57) 310 315 8600

Carrera 13 No.36 - 24

Bogotá, Colombia

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares (as evidenced by American Depository Receipts), each representing 20 common shares par value COP 609 per share	EC	New York Stock Exchange
Ecopetrol common shares par value COP 609 per share		New York Stock Exchange (for listing purposes only)
5.375% Notes due 2026	EC26	New York Stock Exchange
8.625% Notes due 2029	EC29	New York Stock Exchange
6.875% Notes due 2030	EC30	New York Stock Exchange
4.625% Notes due 2031	EC31	New York Stock Exchange
8.875% Notes due 2033	EC33	New York Stock Exchange
8.375% Notes due 2036	EC36	New York Stock Exchange
7.375% Notes due 2043	EC43	New York Stock Exchange
5.875% Notes due 2045	EC45	New York Stock Exchange
5.875% Bonds due 2051	EC51	New York Stock Exchange

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

Our consolidated financial statements for the years ended December 31, 2021, 2022, and 2023 were prepared in accordance with IFRS as issued by IASB. References in this annual report to IFRS mean IFRS as issued by the IASB.

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

Our consolidated financial statements were consolidated line by line and all transactions and balances among subsidiaries have been eliminated. These financial statements include the financial results of all subsidiary companies controlled, directly or indirectly, by Ecopetrol S.A. See Exhibit 1 – Consolidated subsidiaries, associates, and joint ventures, to our consolidated financial statements included in this annual report.

In this annual report, references to “USD” or “U.S. dollars” are to United States dollars and references to “COP” “Colombian Peso” or “Colombian Pesos” are to Colombian Pesos, the Ecopetrol Group’s functional and presentation currency under which we prepare our consolidated financial statements. This annual report translates certain Colombian Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such Colombian Peso amounts have been translated at the rate of COP 4,330.14 per USD 1.00, which corresponds to the average Tasa Representativa del Mercado (TRM), or Representative Market Exchange Rate, for 2023. Such conversion should not be construed as a representation that the Colombian Peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On March 31, 2024, the Representative Market Exchange Rate was COP 3,842.30 per USD 1.00. Certain figures shown in this annual report have been subject to rounding adjustments, and, accordingly, certain totals may therefore not precisely equal the sum of the numbers presented. In this annual report, a billion is equal to one with nine zeros.

1.2	Forward-looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”, “plan”, “potential”, “predict”, “prognosticate”, “project”, “target”, “achieve” and “intend”, among other similar expressions, are understood as forward-looking statements. We have made forward-looking statements that address, among other things:

●	changes in international crude oil and natural gas prices;
●	our exploration and production activities, including drilling; and import and export activities;
●	our liquidity, cash flow, and sources of funding;
●	the results of our electric power transmission and toll roads activities through our subsidiary, Interconexión Eléctrica S.A. (“ISA”);
●	our projected and targeted capital expenditures and other cost commitments and revenues; and
●	dates by which certain areas will be developed or will come on-stream.

Our forward-looking statements and sensitivity analysis are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

●	future growth and development of the energy industry and its transition into lower carbon sources of energy;
●	general economic and business conditions, including increased and prolonged inflation in Colombia and worldwide, volatility in crude oil and other commodity prices, refining margins and prevailing exchange rates;
●	competition;
●	our ability to obtain financing;
●	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;
●	uncertainties inherent in making estimates of our reserves;
●	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission and transport businesses in the countries where they operate;
●	significant political, economic and social developments in Colombia and other countries where we do business;
●	natural disasters, pandemics and other public health events, including the coronavirus (“COVID-19”) pandemic;
●	the continuing Russian invasion of Ukraine;
●	other military operations, terrorist acts, wars or embargoes;
●	regulatory developments, including regulations related to climate change and cybersecurity;

●	receipt and maintenance of government approvals and licenses;
●	technical difficulties; and
●	other factors discussed in section Risk Review—Risk Factors of this document as “Risk Factors.”

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on forward-looking statements.

1.3	Selected Operating Data

The following table sets forth, for the periods and at the dates indicated, certain key operating data.

Table 1 – Selected Operating Data

Operating Information	2023	2022	2021	2020	2019
Oil and gas production (mboed)	736.6	709.5	679.0	697.0	725.1
Proved oil and gas reserves (mmboe)(1)	1,883	2,011	2,002	1,770	1,893
Exploratory wells(2)(3)	26	29	16	18	20
Refinery throughput (bpd)(4)	422,623	360,451	355,895	322,038	375,754
1P Reserves replacement ratio	48%	104%	200%	48%	169%
Transmission Lines (km)	49,426	48,766	48,330	47,358	46,374
(1)	Include natural gas royalties and exclude crude oil royalties.
(2)	Gross exploratory wells.
(3)

The table does not include stratigraphic wells, although they are considered exploratory. These wells do not come into production, and are subsequently plugged and abandoned after the relevant study is completed. The table also includes wells drilled by partners at sole risk.

(4)	Includes the Barrancabermeja, Cartagena, Apiay and Orito refineries.

2.	Strategy and Market Overview

Our consolidated financial results for 2023 reflect the cumulative impact of a crude oil price environment, characterized by lower Brent oil prices during 2023, as compared to 2022. The Brent decline was the result of the slow recovery of the Chinese economy, the growth of oil supply from countries outside the Organization of Petroleum Exporting Countries (“OPEC”) which exceeded the supply of oil from OPEC countries and ten other oil-producing nations, including Russia (“OPEC+”), the slow increase in global oil demand, and the geopolitical challenges and inflationary pressures. By December 2023, the ICE Brent averaged USD 82.17/Bl, a decrease of USD 16.88/Bl as compared to the average price for 2022.

On the demand front, the global oil demand surged by 1.9 million barrels per day (“mmbd”) in 2023, surpassing the growth of 1.2 mmbd recorded during the five years preceding the pandemic (2015-2019). This growth is attributed to the robustness of the US economy, the rising activity in emerging markets, particularly India, an increase in air travel following the end of China’s zero-COVID policy, and the effect of Chinese economic policies to stimulate domestic consumption and alleviate its real estate crisis during the second half of 2023. The improved economic performance also prompted the International Monetary Fund (“IMF”) to forecast that the global economy would expand by 3.1% in 2023, 0.3 percentage points higher than its previous projection in April 2023 (the advanced economies were projected to grow by 1.6%, while Emerging Market and Developing Economies were projected to grow at a rate of 4.1%).

On the supply front, OPEC+ countries, primarily led by Saudi Arabia and Russia, not only reduced their supply but also maintained a steadfast focus on their cut policies until the end of 2023, when the group’s cohesion began to deteriorate. By December 2023, the supply of OPEC+ countries was 1.5 mmbd lower than in 2022. The cuts reached by the group were 2.2 mmbd, and the group’s remaining capacity is currently estimated to be approximately 5 mmbd. Such supply reduction partially offset the impact on crude prices of the escalating supply from non-OPEC+ countries (excluding Russia), which grew 2.2 mmbd during 2023, matching the growth in global oil demand. The growth in supply from non-OPEC+ countries was primarily driven by U.S. production of 1.1 mmbd. The following graph sets forth the oil demand and supply balance compared against the evolution of the Brent price as of the periods indicated.

Graph 1 – Supply/Demand Balance vs ICE Brent Price Evolution

Source: S&P Global Commodity Insights, Bloomberg

Under current Colombian regulations, depending on the price of fuels in the international markets, participants in the Colombian fuel market either contribute to or receive payments from the Fuel Price Stabilization Fund (“FEPC” for its acronym in Spanish), a fund managed by the MHCP to attenuate, in the domestic market, the impact of fluctuations of fuel prices in international markets. Moreover, the increase in the difference between gasoline and diesel parity prices with those of domestic prices due to factors such as Brent price, gasoline and diesel cracks and the exchange rate, has resulted in an increase in the amounts owed by FEPC to Ecopetrol. See “Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC)”. On March 30, 2023, the Annual Shareholders’ Meeting announced a dividend per share of COP 593. The dividend amount declared by the Company for the Government of Colombia (the “Government”) as majority shareholder was COP 21.58 trillion. This dividend would be offset against the 2023 FEPC receivables from the Government. On June, September and December of 2023, Ecopetrol and the Government executed a settlements agreement in relation to the FEPC accounts receivable and dividend payments. Such settlement agreement has strengthened our financial and liquidity position as it provides us with more flexibility to pursue our investment plan for 2024 and going forward. As of December 31, 2023, the cumulative balance of the FEPC account receivable was COP 20.5 trillion, to be paid in cash or by offsetting against additional dividends.

Although international oil prices and global demand and supply dynamics are significant factors affecting our business and financial condition, Colombia’s local economic factors have also influenced, and will continue to affect our performance, given that we conduct most of our business in Colombia.

The Colombian economy, as measured by real GDP, grew at a rate of 0.6% in 2023, one of the lowest in the region, exhibiting a much slower economy as compared to the 7.5% growth rate in 2022. During 2023, GDP growth rate was mainly driven by (i) a small increase in private consumption, which expanded at a rate of 1.1%, and (ii) a decrease in the unemployment rate to 10.2%; one percentage point lower compared to 2022 and was negatively impacted by a contraction of investment into the country. Investment spending also contributed unfavorably to GDP, with a decrease in gross capital formation in annual terms of 25% in 2023. In contrast, the external sector contributed positively to GDP growth, with imports decreasing by 14.7% and exports growing by 3.1%, resulting in a decrease in the current account deficit by 31%.

Local sales of refined products decreased 1% in 2023 as compared to 2022, mainly explained by a 20% yearly decline in gasoline sales as a result of higher financial costs, increased prices and lower consumer confidence. In 2023, the sale of jet fuel increased 1.9%, while diesel grew 2.1% compared to 2022, mainly driven by more stable diesel prices and greater mobilization of national and international passengers despite the departure of low-cost airlines during the first half of 2023. Overall, sales of refined products in Colombia reached 342 kbd (thousands of barrels per day) in 2023, a decrease as compared to 2022 levels.

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

“Energy That Transforms” is designed to position the Ecopetrol Group as an integrated energy group, leader in Latin America in energy diversification, that participates in all segments of the hydrocarbon chain (upstream, midstream, downstream and commercialization) as well as energy infrastructure, with the ambition to diversify into low-emission businesses that allow us to continue reducing our carbon footprint and achieve a 55% reduction in methane emissions by 2030, a net-zero carbon emissions (scopes 1 and 2) and a 50% reduction in total emissions (scopes 1, 2 and 3) by 2050. This strategy comprises four strategic pillars: (i) Grow with the Energy Transition, (ii) Generate Value through Technology, Environmental, Social and Governance (“TESG”), (iii) Cutting-edge Knowledge, and (iv) Competitive Returns. The strategy is based on a short-term Brent price of USD 75/Bl and a long term oil price of USD 55/Bl.

In addition, on September 11, 2023, Ecopetrol announced certain adjustments to its 2040 Strategy initially presented in February 2022. Such adjustments were approved by the Board of Directors of the Company and pertain to the following aspects of the strategy: (1) the new strategic focus of the Caribbean offshore lever is to maximize gas potential in the Colombian Caribbean; (2) unconventional hydrocarbon exploration activities will not be pursued in Colombia; and (3) the previously defined strategic objective of “energy efficiency” has been replaced by optimization of the internal consumption of energy by 25 petajoules (“PJ”) for the period 2018-2030.

The replacement of the strategic objective of “energy efficiency” has impacted the “Generate Value through TESG” and “Grow with the Energy Transition” pillars of the Company. All other elements of the 2040 Strategy which were announced to the market in February 2022 have been maintained unchanged. The long-term strategy reaffirms our commitment to a just and equitable energy transition, emphasizing portfolio diversification while preserving the integrity and value of our traditional business. Additionally, our focus remains on strict capital discipline to ensure profitable and sustainable growth in our business lines and the creation of value for all our stakeholders.

2.1.1.1	Grow with the Energy Transition

The first pillar seeks to maximize the life and value of the hydrocarbon portfolio, while advancing in the decarbonization and diversification strategy of low-emission businesses. This pillar aims to maintain Ecopetrol Group’s competitiveness in the integrated hydrocarbon value chain and increasing gas supply, offshore exploration, and enhanced recovery, thereby strengthening our traditional businesses with the latest technology and innovations to have more sustainable processes and maximize the value of reserves and future barrels.

On average, we expect to invest between COP 20 and COP 30 trillion annually by 2040. In production, investment is expected to be focused on enhanced recovery technologies, Caribbean offshore gas developments, and protecting the base production curve by improving the natural decline of production fields. In line with international best practices, the valuation for these projects includes greenhouse gas emissions cost under the CO2 shadow price methodology, with a price curve that begins at 20 USD/tCO2e today and reaches 40 USD/tCO2e by 2030.

In the upstream segment, we expect to maintain our production between 700 and 750 thousand barrels of oil equivalent per day (“mboed” or “mmboed”) through 2040. For gas, production is expected to increase, along with new commercialization options, with the long-term expectation of business to grow its stake in relative EBITDA generation.

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

The diversification towards low-emission businesses in the long term contemplates a gradual incursion into emerging businesses that are aligned with new global trends that seek to mitigate the effects of climate change, such as the production of low-carbon hydrogen as an energy carrier, Carbon Capture, Utilization, and Storage (“CCUS”), and Natural Climate Solutions (NCS). The value proposition includes diversifying into low-emission businesses, for which more than USD 300 million are expected to be invested over the next three years, in green hydrogen projects and in renewables incorporation.

2.1.1.2	Generate Value through TESG

This pillar seeks to strengthen transparent and ethical relations with our stakeholders, applying high standards of corporate governance to achieve environmentally responsible, safe, and efficient operations in which innovation and technology act as catalysts to accelerate solutions for future challenges. To achieve this, the Ecopetrol Group has identified five strategic lines: (i) build and generate value through an efficient, clean and safe production, (ii) accelerate and prioritize decarbonization and energy efficiency, (iii) ensure circular water management, (iv) support local development in the places where we operate, and (v) generate trust in the social context through proactive dialogue and by improving the quality of life of people looking for mutual benefits, with a focus on inclusion, and on reactivating and diversifying local economies.

Environmentally, the long-term TESG targets include the achievement of: (i) 45% and 55% reduction in methane emissions by 2025 and 2030 in the upstream business, respectively (however, Ecopetrol will aim to reach zero methane emissions under the Oil and Gas Climate Initiative (OGCI), (ii) net-zero emissions of CO2 equivalent by 2050 (scopes 1 and 2) in all our operations, (iii) zero routine gas flaring by 2030 in the upstream business, (iv) zero treated produced and wastewater discharges by 2045 along with an expected reduction of 58% to 66% in the intake of fresh water for operations, (v) the addition of a portfolio of Natural Climate Solutions (NCS) that help reduce 2-4 metric tons of carbon dioxide equivalent (MtCO2e) by 2030.

The Company has set specific targets towards achieving its energy matrix decarbonization and enabling the incorporation of low-emission businesses within its portfolio. Additionally, by 2025, the Company aims to accelerate the incorporation of approximately 900 MW of non-conventional renewable energy into its generation. The Company maintains its long-term target of incorporating more than 1,000 MW of non-conventional renewable energy by 2030.

On the social front, the long-term TESG targets focus on promoting the generation of approximately 230 thousand new non-oil related jobs by 2040 and contributing to the education of two million young Colombians.

2.1.1.3	Cutting-edge Knowledge

This pillar seeks to develop the required skills and capacities to face the challenges towards growth and TESG, through a comprehensive science, technology, and innovation strategy, as well as improving the competitiveness and resilience of current assets, contributing to diversification, increasing clean energy, decarbonizing operations and strengthening of talent through transformative practices by means of training programs to optimize performance (upskilling) or fill new positions (reskilling).

Thus, the expected long-term goals are, among others: (i) having approximately 70% of workers complete reskilling programs by 2030, and (ii) achieving automation of 100% of human talent processes by 2030.

2.1.1.4	Competitive Returns

The fourth pillar ensures continuity of our strict capital discipline, the efficient use of resources, and the protection of cash, all of which have been leveraging the Ecopetrol Group’s strategy since 2015. The long-term aspiration includes, among others, maintaining the ordinary dividend policy at between 40% and 60%, in line with operating results. The long-term strategy will allow transfers to the Nation between COP 13-20 trillion annually on average, through royalties, taxes, and dividends and will enable a sustainable capital structure with a debt to EBITDA ratio below 2.5.

2.1.2	2024 Investment Plan

On November 30, 2023, the Board of Directors approved the 2024 investment plan (the “2024 Investment Plan”) which contemplates a budget of between USD 5.6 billion (23 trillion pesos) and USD 6.6 billion (27 trillion pesos). The 2024 Investment Plan is aligned with the group’s commitment to energy security and the country’s energy transition under its 2040 Strategy.  The 2024 Investment Plan assumes, among others, Brent price of USD 75 /Bl, and exchange rate of COP 4,100 per USD 1.00 and includes the collection of accounts receivable from the FEPC.

During 2024, The Ecopetrol Group expects to invest approximately USD 3.9 billion (16 trillion pesos) in production and exploration of hydrocarbons (oil and gas). These investments aim to reach organic production levels of 725,000 to 730,000 barrels of oil equivalent per day by 2024 (76% crude). This includes implementing the necessary measures to advance improved recovery technologies to maximize existing resources and protect the production curve against natural field decline. The main projects we are focusing our investments on are located in Permian, Caño Sur Este, Akacías and Rubiales.

The upstream portion of the 2024 Investment Plan includes investments in gas projects that are expected to range between USD 750 million (3.1 billion pesos) and USD 850 million (3.5 billion pesos) to achieve an approximate production of 171 thousand barrels of oil equivalent per day; which represent 19% of the total organic production and with another 5% is represented by white products. These projects are expected to primarily take place in the Northern Colombia and Caribbean Offshore regions.

Transportation investments, constituting 5% of the 2024 Investment Plan, primarily focus on integrity and reliability projects developed by Cenit Transporte y Logística de Hidrocarburos S.A.S. (“Cenit”), Oleoducto Central S.A. (“Ocensa”), Oleoducto de Colombia S.A. (“ODC”), and Oleoducto de los Llanos S.A. (“ODL”). The volumes transported are expected to exceed one million barrels per day, in line with the country’s production expectations and refined product demand.

Refining investments, comprising 7% of the 2024 Investment Plan, continue to focus on ensuring the reliability, availability, and sustainability of operations at the Barrancabermeja and Cartagena refineries. The expected joint load of the refineries is between 420,000 and 430,000 barrels per day.

To advance with the fair energy transition as well as the decarbonization of operations in the fossil fuel business, resources from the investment plan will be allocated to unconventional renewable energy, among others. This plan aims to (i) leverage the reduction of nearly one million tons of CO₂ equivalent emissions (tCO₂e) between 2024 and 2026, (ii) achieve the energy optimization of 3.3 Peta Joules (PJ) by 2026, and (iii) make progress in our hydrogen projects.

The 2024 Investment Plan allocates approximately USD 1.4 billion (5.9 trillion pesos) for electric power transmission, telecommunication, and toll roads concessions purposes, of which, approximately USD 1.2 billion (4.9 trillion pesos) are expected to support the energy transmission business.

In line with the TESG priorities of the 2040 Strategy, the 2024 Investment Plan includes approximately USD 911 million (3.7 billion pesos) in sustainability investment. Around 36% of these resources contribute to climate change initiatives, 24% support water management initiatives and 15% are dedicated to social investment initiatives, such as revitalization of local economies, promotion of education and access to basic public services such as energy, gas, and water.

The 2024 Investment Plan contemplates USD 92 million (0.4 trillion pesos) in investments to science, technology, and innovation strategy. These investments seek to implement technologies that increase production, capture energy efficiencies, and contribute to our TESG strategy goals.

The table below sets forth the details of the investment plan per business segment announced in November 2023:

Table 1 – 2024 Investment Plan

Business Segment	% Percentage(1)
Exploration	9%
Production	52%
Downstream	7%
Midstream	5%
Electric Power Transmission and Toll Roads	23%
Other	4%
TOTAL	100%
(1)	Percentage over the upper range.

3.	Business Overview
3.1	Our History

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

3.2	Our Corporate Structure

We are currently organized into three corporate business lines: (A) Hydrocarbons, which includes four operational divisions: (i) Exploration and Production, (ii) Transportation and Logistics, (iii) Refining Petrochemicals and Biofuels, (iv) and Sales and Marketing; (B) Low Emissions Solutions, which includes natural gas, biogas, LPG, power, renewables, hydrogen and CCUS; and (C) Transmission and Toll Roads. However, as discussed above in Our Corporate Strategy—2024 Investment Plan, given the recent transformation of our Company with the ISA acquisition and in line with our 2040 Strategy, in 2022, we started a process to align our current segments more closely to the vision of the 2040 Strategy for the Ecopetrol Group and such process continued throughout 2024.

However, for purposes of this annual report, the financial information included in this annual report is organized by the following segments: (i) exploration and production, (ii) transportation and logistics, (iii) refining and petrochemicals, and (iv) energy transmission and roads, which is consistent with previous Company annual reports. The Company’s management is currently reviewing different options to update the operating and financial reporting model of the Company to be better aligned with the 2040 Strategy.

Our subsidiaries, Refinería de Cartagena S.A.S. (“Reficar” or “Cartagena Refinery”), Cenit, ISA, Ecopetrol Trading Asia Pte Ltd. (“Ecopetrol Trading Asia”), Esenttia S.A., Ecopetrol Permian LLC (“Permian”), and Ocensa are significant subsidiaries, as such term is defined under SEC Regulation S-X.

We have several directly and indirectly held subsidiaries both in Colombia and abroad. As of December 31, 2023, we have 13 directly owned and 86 indirectly owned subsidiaries.

In 2023, the Ecopetrol Group’s corporate structure changed as follows:

●	On March 17, 2023, Econova was incorporated.
●	On September 27, 2023, Kalixpan Servicios Tecnicos, S. de R.L. de C.V., began its liquidation process; a process that is still ongoing as of the date of this annual report.
●	On November 19, 2023, Ecopetrol Energía S.A.S. E.S.P began its liquidation process; a process that is still ongoing as of the date of this annual report.
●	On November 21, 2023, Concentra Inteligencia en Energía S.A.S. concluded its liquidation process.

●	On December 28, 2023, Oleoducto Bicentenario de Colombia S.A.S. (“Oleoducto Bicentenario”) merged with Cenit Transporte y Logística de Hidrocarburos S.A.S., with Oleoducto Bicentenario ceasing to exist and all of its assets and liabilities, rights and obligations being assumed by Cenit Transporte y Logística de Hidrocarburos S.A.S.

The table below sets forth our corporate structure as of December 31, 2023:

Table 2 – Ecopetrol’s Corporate Structure

The stock ownership percentage listed next to each entity refers to Ecopetrol S.A.’s direct and indirect participation therein as of December 31, 2023. Such data presents a summary of Ecopetrol S.A.’s corporate structure and does not include information about every entity directly or indirectly owned by the Company, and participation information has been rounded to the nearest integer; as such, it should not be relied upon and should be used solely for information purposes.

Exhibit 8.1 to this annual report identifies our principal operating subsidiaries, their respective countries of incorporation, and our percentage ownership in each (both directly and indirectly through other subsidiaries).

3.3	Recent Developments

Oleoducto Bicentenario Merger

Oleoducto Bicentenario merged with Cenit, as evidenced in public deed No. 4660 of December 21, 2023 of Notary 21 of Bogotá, and filed in the commercial registry on December 28, 2023. As a result, Oleoducto Bicentenario de Colombia S.A.S. was dissolved without liquidation, and all its assets and liabilities, rights and obligations were transferred to Cenit.

Public Debt Offering

On January 9, 2024, Ecopetrol S.A. issued USD 1,850,000,000 in 8.375% notes due 2036. The net proceeds of the issuance were used to purchase the outstanding 4.125% notes due 2025 tendered pursuant to the tender offer (and pay related expenses thereunder) described below, and finance expenditures outside our investment plan. The notes are listed on the New York Stock Exchange.

Tender Offer

On January 9, 2024, Ecopetrol S.A. launched a cash tender offer to purchase any and all of the outstanding 4.125% notes due 2025. The tender offer expired on January 16, 2024. Ecopetrol accepted for purchase all securities validly tendered and not validly withdrawn in the tender offer and paid the total consideration for such securities on January 19, 2024, for the amount of USD 737,350,000, plus accrued and unpaid interest on such securities from the last interest payment date, but excluding the January 19, 2024 settlement date, in accordance with the terms of the tender offer. The tendered notes were cancelled and following the cancellation of the notes due 2025, the outstanding aggregate principal amount of the Company’s 4.125% senior notes due 2025 is USD 462,650,000. On January 23, 2024, Ecopetrol carried out the satisfaction and discharge of the outstanding 4.125% notes due 2025, pursuant to the terms of the indenture agreement dated July 23, 2009, as amended by Amendment No. 1 to the Indenture, dated June 26, 2015, executed between Ecopetrol, as issuer, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent.

FEPC

On April 1, 2024, the Ministry of Mines and Energy settled its net position corresponding to the first quarter of 2023 in favor of (i) Ecopetrol S.A., for an amount of COP 6,305,038,090,159.81, by means of Resolution 00297, and (ii) Refinería de Cartagena S.A.S., for an amount of COP 1,534,914,852,627.40, by means of Resolution 00296.

Debt Management

On March 20, 2024, the MHCP approved the execution of a loan of up to USD 1,200 million by means of Resolution 0652. The loan is expected to be executed by and among Ecopetrol, as borrower, and Bank of Nova Scotia, BBVA Securities Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Itaú Chile New York Branch, and Standard Chartered Bank Hong Kong Limited, as lenders. This loan will consist of (i) a term of five years; (ii) repayment of the principal at maturity; and (iii) interest subject to a variable rate to be agreed upon among the parties.

Management

On April 11, 2023, we announced Mr. Ricardo Roa Barragán as the Company’s new Chief Executive Officer, effective as of April 30, 2023. On August 17, 2023, we announced Ms. Ana Milena López Rocha as the Company’s new Corporate Vice President of Finance and Sustainable Value, and Mr. David Riano as the Company´s new Vice President of Low Emission Solutions.

On September 29, 2023, we announced Mr. German Gonzalez as the Company’s new Vice President of Corporate Affairs and General Secretary, Ms. Sandra Lucia Rodriguez as the Company’s new Vice President of Sustainable Development and Ms. Luz Elena Diaz as the Company’s new Corporate Vice President of Compliance.

On October 13, 2023, we announced Mr. Luis Felipe Rivera as the Company’s new Vice President of Science, Technology, and Innovation. On November 22, 2023, we announced Ms. Elsa Jaimes as the Company’s new Vice President of Offshore and Mr. Juan Diego Puerta as the Company’s new Vice President of Exploration.

On January 16, 2024, we announced the following additions to management: Ms. Irene Sepulveda as the Company’s acting Vice President of Human Talent, Mr. Rodolfo Mario Garcia Paredes as the Company’s Legal acting Vice President, and Mr. Felipe Trujillo Lopez as the Company’s Commercial and Marketing acting Vice President.

On April 5, 2024, we announced the following senior management changes:

1.

Ana Milena López, submitted her voluntary resignation as Corporate Vice President of Finance and Sustainable Value effective on April 12, 2024. María Catalina Escobar Hoyos, our previous Value Maximization Manager, took over this position on April 13, 2024, on a temporary basis until a new candidate is appointed to fill the position.

2.

Luz Elena Díaz, our Corporate Vice President of Compliance and Compliance Officer, will be leaving her current positions on April 19, 2024. Alberto Vergara Monterrosa, our Corporate Manager of Ethics and Compliance, will temporarily take over these positions effective April 20, 2024, until a new candidate is appointed to fill these positions.

3.

Juan Diego Puerta, our Vice President of Exploration, left his position on April 5, 2024. Ivan Camilo Higuera, our prior Onshore Manager, took over this position on April 8, 2024, on a temporary basis until a new candidate is appointed to fill these positions.

See section Management.

Bylaws

On January 10, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws that requires that at least 30% of the members of the Board of Directors must be women, and to decrease from the Board of Director’s professional experience threshold from fifteen to twelve years. The current Board of Directors, whose members were appointed on March 22, 2024, is comprised of three women. The amendment aims to promote gender plurality and it anticipates the requirement set forth in Colombia’s National Development Plan (PND for its acronym in Spanish) according to which 30% of the board members of the boards of directors of securities issuers must be women as of 2026.

On March 22, 2024, the General Shareholders Assembly approved additional amendments to the Company’s bylaws that increased the scope of the activities included in the Company’s purpose. For further information please see the section “Corporate Governance – Bylaws”.

3.4	Our Business

We are the largest company in Colombia and one of the most relevant integrated energy companies in Latin America, with a presence primarily in Colombia and activities in the U.S. (U.S. Gulf of Mexico and Permian Basin), Brazil, Mexico, Peru, Chile and Bolivia. In Colombia, we are responsible for more than 60% of the hydrocarbon production, transportation, logistics, and hydrocarbon refining systems, and hold a leading position in the petrochemicals and gas distribution segment. Through ISA, we have a strong position in the electric power transmission business, toll roads and telecommunications sectors throughout Latin America. The Nation currently owns 88.49% of our voting capital stock. We are among the world’s largest public companies, ranking 311 on the Forbes 2023 Global 2000 Ranking, and the largest Colombian company in this ranking.

3.5Exploration and Production

Our exploration and production business segment includes exploration, development, and production activities in Colombia and abroad. We began local exploration in 1955 and international exploration in 2006. Exploration and production activities are conducted directly by Ecopetrol S.A., and through some of our subsidiaries, as well as through joint ventures with third parties. As of December 31, 2023, we were the largest operator and producer of crude oil and natural gas in Colombia, maintaining the largest exploration acreage position in Colombia.

Unless otherwise stated, all figures are given before deducting royalties.

3.5.1	Exploration Activities

In 2023, our exploration strategy was focused on three working fronts: Colombian onshore, Colombian Caribbean offshore, and overseas. By year-end, the Ecopetrol Group was a party to 99 contracts for exploratory activities, with 48 of those contracts being for Colombia, and 51 of those contracts for outside of Colombia, distributed as follows:

●	Exploratory Activities in Colombia:
o	Ecopetrol is a party to (i) 20 E&P contracts in exploratory stage, (ii) three E&P Agreement in exploratory stage, (iii) three technical evaluation agreements (TEAs), (iv) one risk sharing agreement, (v) three association contracts.
o	Hocol S.A. (“Hocol”), is a party to (i) 18 E&P contracts in exploratory stage, and (ii) one association contract.
●	Exploratory Activities outside of Colombia:
o	one production sharing contract (PSC) in Mexico;
o	42 royalty tax agreements for Ecopetrol America LLC, which includes 39 blocks with exploratory interest only, and three blocks - DC090, EB602 and GC563 - held by production with exploratory interest; and
o	one production sharing (PSC) and seven concessions for Ecopetrol Óleo e Gás do Brasil Ltda.

Our Business Plan aims at incorporating resources in high reward projects concentrated in: (i) onshore basins in Colombia (both foothills and foreland in Llanos basin, Middle and Upper Magdalena Valley, Putumayo and gas in Guajira, Sinú-San Jacinto and Lower Magdalena Valley), (ii) offshore Colombia (appraise and evaluate existing gas discoveries as well as identify new hydrocarbons accumulations), and (iii) international areas such as offshore Brazil in pre-salt and post-salt Santos and Campos basins.

Graph 3 – Sedimentary Basins where Ecopetrol Executes Exploration Activities

3.5.1.1	Exploration Activities in Colombia

In 2023, Ecopetrol S.A. and its subsidiaries drilled 26 exploration and appraisal wells in Colombia, out of which 21 were exploratory (A3/A2), three were appraisal (A1) wells, and two development (A0) wells with additional exploratory targets.  As of December 31, 2023, eight wells were successful, nine were dry, and nine remained under technical evaluation. It should be noted that three of these 26 wells correspond to activity operated at the exclusive risk of partners. This drilling activity was concentrated in basins of interest around Colombia, including the Caribbean offshore, Llanos, the Lower, Middle and Upper Magdalena Valley and Sinú-San Jacinto.

The eight successful wells drilled by Ecopetrol S.A. and its partners in Colombia during 2023 were:

●	seven wells in Llanos Basin: In the department of Meta, the wells (i) Saltador-1, (ii) Bisbita Centro-1 and (iii) Toritos-1 operated by Geopark Ltd. (“Geopark”) (50%) in association with Hocol (50%) in the LLA-123 block, and the wells (iv) Kimera-1 and (v) Magnus-1 (B1) operated by Ecopetrol (55%) in association with Repsol (45%) in the CPO-9 block. In the department of Casanare the wells (vi) Zorzal-1 and (vii) Zorzal Este-1 operated by Geopark (50%) in association with Hocol (50%) in the block LLA-87.
●	one well in offshore Caribe Offshore, Glaucus-1, located in Block COL-5, and operated by Shell (50%) in association with Ecopetrol (50%). With this discovery, the gas province initially found with the Gorgon and Kronos wells has expanded. Currently, Shell and Ecopetrol are evaluating the potential of the discovered well. The gas discovery in the Glaucus-1 well confirmed the potential of the Southern Caribbean by adding more deepwater gas resources. Despite the successful results, the well was plugged and abandoned, in order to comply with Ministry of Mines and Energy regulations that require that wells that are not in production must be plugged to prevent loss of integrity.

In October 2023, the Farallones and Magangué exploration and production (“E&P”) contracts were signed. Ecopetrol holds 100% of the participation in both wells which are located in the Llanos Orientales foothills and in the Lower Magdalena Valley Basin respectively.

The following table sets forth, for the periods indicated, the number of gross and net productive, dry, and under evaluation exploratory wells drilled by Ecopetrol S.A., Hocol and by our joint venture partners, and the exploratory wells drilled by third parties pursuant to sole risk contracts with us.

Table 3 – Exploratory Drilling in Colombia

	For the year ended December 31,
	2023	2022	2021

	(Number of wells)
COLOMBIA
Ecopetrol S.A.
Gross exploratory wells
Owned and operated by Ecopetrol
Productive	—	1.00	2.00
Dry(1)	3.00	1.00	1.00
Under Evaluation(2) (6)	2.00	1.00	—
Total	5.00	3.00	3.00
Operated by a partner in Joint Venture
Productive	1.00	3.00	1.00
Dry(1)	—	2.00	2.00
Under Evaluation(2)	2.00	1.00	1.00
Total	3.00	6.00	4.00
Operated by Ecopetrol in Joint Venture
Productive(5)	2.00	1.00	—
Dry(1)	1.00	—	—
Under Evaluation(2) (4)	1.00	1.00	—
Total	4.00	2.00	—
Net Exploratory Wells(3)
Productive	1.60	3.10	2.50
Dry(1)	3.48	2.00	2.00
Under Evaluation(2)	3.55	1.75	0.48
Total	8.63	6.85	5.00
Sole Risk
Productive	—	1.00	—
Dry(1)	2.00	3.00	1.00
Under Evaluation(2)	1.00	2.00	3.00
Total	3.00	6.00	4.00
Hocol
Gross Exploratory Wells
Productive(7)	5.00	2.00	—
Dry(1)	3.00	6.00	—
Under Evaluation(2)(8)	3.00	3.00	3.00
Total	11.00	11.00	3.00
Net Exploratory Wells(3)
Productive	2.50	2.00	—
Dry(1)	1.50	5.50	—
Under Evaluation(2)	2.00	2.50	2.50
Total	6.00	10.00	2.50
(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)

An “under evaluation” well is an exploratory well where there is not yet enough information to determine its result as successful or dry. This classification is maintained until additional well-testing operations are carried out to determine the hydrocarbon production capacity or some petrophysical parameter of the rocks or fluids in the reservoir.

(3)	Net exploratory wells were calculated according to our percentage of ownership in these wells.

(4)	Includes Arauca-15 ST2 and Arauca 8, classified as development wells (A0) in the official well proposal ministerial forms (4CR) but with an a additional exploratory target.
(5)	Magnus-1 is classified as a “successful appraisal well (B1)” in the ministerial form (6CR) for official well results.
(6)	Includes Orca Norte-1, which was declared as an exploratory success in February 2024, however its potential is still under evaluation.
(7)	Zorzal-1 well was classified as “productive”. As of December 31, 2023, this well had been suspended and the corresponding accounting provision was recognized in the financial statements.
(8)

Sabanales-1 well was classified as “under evaluation”. However, an accounting provision was recognized in the financial statements for the value of the investment for year-end 2023, considering the uncertainty of success of a future well intervention.

Seismic

In Colombia, during 2023, Ecopetrol acquired 312 km2 of seismic information through the Flamencos 3D program, and 98.5 km2 through the Cesar 2023 3D program. Through its partner, SierraCol Energy, formerly known as Occidental Andina LLC, as operator (50%), Ecopetrol acquired 10.5 km2 of seismic information through the INOR 3D program. All these seismic programs were in the Middle Magdalena Valley basin. Moreover, 6,265 km of 2D seismic were purchased in the Llanos and the Middle Magdalena Valley basins by Ecopetrol.

Hocol acquired 210 km 2D of seismic information in the Sinú San Jacinto basin (blocks SSJN-1 162 km and Perdices 15 km with Lewis Energy (50%) and RC7 33 Km)19 km2 (in progress) of 3D data in Llanos 104, operated by Geopark (50%), located in the Llanos basin. Additionally, Hocol purchased 540.16 km 2D of seismic information in the Upper Magdalena Valley, 104.8 km2 of 3D seismic (104.8 km2 raw data, 104.8 km2 PSTM (time), 104.8 km2 PSDM (depth) and 259.9 km2 Merge PSDM of processed seismic data in the Llanos basin.

In addition, in 2023, Ecopetrol S.A. reprocessed and re-analyzed 6,709.8 km2 of the 3D seismic information and 5,972.1 km of 2D seismic information; and acquired and processed 27,503 km of iFTG aerogradiometry information, broken down into the following programs: Llanos Norte (Catleya Sirirí) – 4,485 km, Middle Magdalena Valley Sur-12,878 km, Llanos Polígono A-Norte 3,888 km, Llanos Polígono B-Sur 6,252 km. These projects were carried out with the purpose of improving subsurface images and have allowed us to continue identifying and evaluating the potential of certain basins and mature existing prospects within the Company’s portfolio in the Middle Magdalena Valley and Llanos basins.

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

Moreover, regarding the Gato do Mato project in Brazil, which is composed of the BM-S-54 and Sur de Gato do Mato (SGM) blocks, operated by Shell and partnered with Total Energies, the project fulfilled the exploratory evaluation commitments with the ANP and finalized the conceptual designs of the production systems during 2023, allowing the approval of the concept selection phase within the joint-venture.

Also in the Santos Basin, partnership among BP plc (“BP”), CNOOC, Ecopetrol Óleo e Gás do Brasil Ltda., in which the aforementioned partners have a 50%, 30% and 20% ownership stake, ––has advanced significantly in the preparation of the well Pau Brasil-1, which is expected to be drilled during first semester of 2024. Pau-Brasil-1 is one of the key wildcats to be drilled worldwide this year and considered a high-impact well within the prolific pre-salt play of Brazil.

The following table sets forth information on our international exploratory drilling for the periods indicated.

Table 4 – Exploratory Drilling Outside Colombia

	For the year ended December 31,
	2023	2022	2021

	(Number of wells)
UNITED STATES
Ecopetrol America LLC
Gross Exploratory Wells
Productive	—	—	—
Dry(1)	—	1.00	1.00
Under Evaluation(2)	—	—	—
Total	—	1.00	1.00
Net Exploratory Wells(3)(4)
Productive	—	—	—
Dry(1)	—	0.25	0.10
Under Evaluation(2)	—	—	—
Total	—	0.25	0.10
BRAZIL
Ecopetrol Óleo e Gás do Brasil Ltda.
Gross Exploratory Wells
Productive(5)	—	—	—
Dry(1)	—	—	—
Under Evaluation(2)	—	—	—
Total	—	—	—
Net Exploratory Wells(3)(4)
Productive	—	—	—
Dry(1)	—	—	—
Under Evaluation(2)	—	—	—
Total	—	—	—
MEXICO
Ecopetrol Mexico
Gross Exploratory Wells
Productive	—	—	—
Dry(1)	—	—	1.00
Under Evaluation	—	—	—
Total	—	—	1.00
Net Exploratory Wells(2)(3)
Productive	—	—	—
Dry(1)	—	—	0.50
Under Evaluation	—	—	—
Total	—	—	0.50
(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
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

Note: In 2023, no exploratory wells were drilled internationally.

Seismic

During 2023, our subsidiary Ecopetrol Óleo e Gás do Brasil Ltda, aligned to its commitment with the National Petroleum Agency, conducted a high-quality multiclient 3D seismic campaign. 8,643 km2 of 3D seismic data located in Southern Santos basins were purchased to evaluate the exploratory potential of the basin and to mature the existing prospects within the portfolio. The 3D data will support prospectivity evaluation and the ranking of exploration opportunities for a future drilling campaign.

3.5.2	Production Activities

In 2023, our consolidated average production was 736.6 thousand boepd, showing an increase of 27.1 thousand boepd as compared to 2022, primarily due to the following factors: (i) the entry into operation of the first fluid treatment train in the Caño Sur field during the second half of 2022, which increased production by 40.6 thousand boepd in December 2023; (ii) incremental production from Permian, and (iii) increased capacity  in water facilities in Rubiales.

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 5 – Ecopetrol Group’s Oil and Gas Production

	For the year ended December 31,
	2023			2022			2021
	Oil	Gas(1)	Total	Oil	Gas(1)	Total	Oil	Gas(1)	Total

	(Thousand boepd)
Total gross production in Colombia(2)	515.7	147.6	663.3	509.9	152.5	662.4	504.0	144.6	648.6
Total international gross production(3)	44.5	28.8	73.3	31.9	15.2	47.1	23.1	7.3	30.4
Total gross production of Ecopetrol Group	560.2	176.4	736.6	541.8	167.7	709.5	527.1	151.9	679.0

Total production of Ecopetrol Group for presentation of reserves(4)	521.1	156.9	678.0	502.1	155.2	657.3	485.9	146.2	632.2
(1)	Conversion between million cubic feet per day (mcfpd) and boepd is performed at 5,700 mcfpd to 1 boepd. Includes natural gas and natural gas liquids.
(2)	Total production in Colombia corresponds to Ecopetrol S.A. and Hocol. Includes royalties.
(3)	Total International production corresponds to Ecopetrol Permian LLC; Savia Perú and Ecopetrol America LLC. Includes royalties.
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

For the year ended December 31, 2023, Ecopetrol S.A. was the largest participant in the Colombian hydrocarbons industry, accounting for approximately 64.2% of crude oil production and 59% of natural gas production (calculations based on information from the Ministry of Mines and Energy (Ministerio de Minas y Energía or “MME” for its acronym in Spanish). In 2023, Ecopetrol S.A. drilled and completed 336 development wells, mainly Andina Oriente region and through associated operation with partners (205 through direct operations and 131 through associated companies).

Ecopetrol S.A. manages its production operations through a regional and associated organization, which comprises a total of 164 oil fields with active production in 2023 in four regions: (i) Central Region, (ii) Orinoquía Region, (iii) Andina Oriente Region, and (iv) Piedemonte Region. Additionally, we operate 75 fields with active production through associated operations with different partners.

The map below shows the locations of Ecopetrol S.A.’s operations by region.

Graph 4 – Ecopetrol S.A. Operations in Colombia

Note: Associated operations are conducted through a countrywide Vice-Presidency of Subsidiaries and Assets with Partners.

Crude Oil Production

The average daily production of crude oil in Colombia by Ecopetrol S.A. (excluding its subsidiaries), was 498.7 thousand bopd in 2023, 5.9 thousand bopd higher than in 2022, which represents a year-to-year increase of 1.2%.

The following chart summarizes Ecopetrol S.A.’s average daily crude oil production in Colombia by region, prior to deducting royalties, for the periods indicated.

Table 6 – Ecopetrol S.A.’s Average Daily Crude Oil Production in Colombia by Region

	For the year ended December 31,
	2023	2022	2021

	(Thousand bpd)
Central Region
La Cira – Infantas	16.35	17.31	18.11
Casabe	12.47	12.67	12.33
Yarigui	15.53	16.81	18.66
Nare(1)	14.79	15.66	2.31
Other	15.98	16.35	17.23
Total Central Region	75.12	78.80	68.64
Orinoquía Region
Castilla	100.69	102.77	96.29
Chichimene	59.03	62.62	67.41
CPO-09	11.46	8.95	9.23
Apiay	5.04	4.70	5.09
Other	6.63	7.07	7.06
Total Orinoquía Region	182.85	186.11	185.08
Piedemonte Region
Floreña	16.45	20.02	23.35
Cupiagua	3.73	5.05	6.29
Cusiana	0.86	1.10	1.58
Recetor	2.09	2.37	2.18
Gibraltar(2)	0.63	0.74	—
Total Piedemonte Region	23.76	29.28	33.40
Andina Oriente Region
Rubiales	103.29	101.58	100.43
Caño Sur	31.91	7.66	3.65
San Francisco	3.43	3.54	3.33
Huila Area	4.19	4.09	4.49
Tello	4.28	4.38	4.54
Other	8.60	8.52	8.66
Total Andina Oriente Region	155.70	129.77	125.10
Associated Operations
Quifa	13.38	13.97	11.63
Caño Limon	23.90	26.10	24.32
Nare	—	—	7.03
Floreña	—	—	—
Other	24.00	28.76	30.71
Total Associated Operations	61.28	68.83	73.69
Total average daily crude oil production Ecopetrol S.A. (Colombia)	498.71	492.79	485.91
(1)

The Nare fields were included in Associated Operations until November 2021, when the association contract with Mansarovar ended. Starting in November 2021, these fields are reported under the Central Region.

(2)	Since 2022, Gibraltar field is included in Table 6 pursuant to the ANH’s request to consider condensate as crude oil production and not as natural gas liquids in this field.

Table 7 – Ecopetrol S.A. Production per Type of Crude

	2023	Year-on-Year	2022	Year-on-Year	2021
	(Mbod)	∆ (%)	(Mbod)	∆ (%)	(Mbod)
Light	24.1	(19.5)%	29.9	(12.8)%	34.3
Medium	121.8	(8.1)%	132.6	(4.1)%	138.3
Heavy	352.8	6.8%	330.3	5.4%	313.3
Total	498.7	1.2%	492.8	1.4%	485.9

Ecopetrol S.A.’s crude oil production in Colombia during 2023 was approximately 71% heavy crudes and 29% light and medium crudes. In 2022, approximately 67% of the crude oil production consisted of heavy crudes, and 33% of the crude oil production consisted of light and medium crudes. In 2021, approximately 64% of the crude oil production consisted of heavy crudes and 36% consisted of light and medium crudes.

Natural Gas Production

In 2023, the average daily production of natural gas by Ecopetrol S.A. (excluding its subsidiaries) reached 129.17 thousand boepd, including natural gas liquids (NGLs), corresponding to a 2.6% decrease compared to 2022 production. This production was supplied from the following fields: Floreña (32.6%), Cupiagua (31.9%), Cusiana (18.5%), Guajira (7.7%), and the remaining 9.3% from other fields.

By the end of December 31, 2023, the Liquefied Petroleum Gas (LPG) plant of the Cupiagua field produced 7,682 LPG barrels per day. The plant produces LPG and other products such as natural gas liquids (NGL), and penthane (C5).

Table 8 – Ecopetrol S.A.’s Average Daily Natural Gas Production in Colombia

	For the year ended December 31,
	2023		2022		2021
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
Central Region
La Cira – Infantas	0.43	1.99	0.29	1.51	0.39	2.23
Provincia	1.00	2.73	1.00	2.29	1.17	3.07
Yarigui	0.37	2.13	0.29	1.70	0.41	2.33
Other (1)	1.72	8.9	1.68	8.98	1.85	9.77
Total Central Region	3.52	15.75	3.26	14.48	3.82	17.40
Orinoquía Region
Apiay	0.14	—	0.12	—	0.21	—
Other	0.40	—	0.41	—	0.56	—
Total Orinoquía Region	0.54	—	0.53	—	0.77	—
Piedemonte Region
Floreña	42.10	212.04	39.53	197.18	27.34	138.74
Cupiagua	41.16	183.87	45.19	205.29	47.69	216.77
Cusiana	23.84	113.63	23.02	106.47	26.58	126.30
Gibraltar (2)	5.68	32.41	6.46	36.81	4.35	22.24
Total Piedemonte Region	112.78	541.95	114.20	545.75	105.96	504.05
Andina Oriente Region
Huila Area	0.28	0.9	0.29	0.94	0.16	0.31
Tello	0.07	0.4	0.07	0.32	0.03	—
Other	0.30	1.35	0.38	1.88	0.25	1.12
Total Andina Oriente Region	0.65	2.65	0.74	3.14	0.44	1.43
Associated Operations
Guajira	9.93	56.62	12.23	69.70	12.58	71.69
Other	1.75	7.24	1.73	7.22	1.66	6.57
Total Associated Operations	11.68	63.86	13.96	76.92	14.24	78.26
Total Natural Gas Production (Colombia)	129.17	624.21	132.69	640.29	125.23	601.14
(1)

The Nare fields were included in “Associated Operations” until November 2021, when the association contract with Mansarovar ended. Starting in November 2021, these fields are reported under the Central Region.

(2)	The Gibraltar field used to be classified as part of the Central Region, but as of January 1, 2021, the field was reclassified to the Piedemonte Region.

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquids. Ecopetrol S.A.’s sales of natural gas liquids represented less than 3.1% of the Ecopetrol S.A.’s consolidated production for the periods presented in this annual report.

Projects to Increase Recovery Factor

In 2023, Ecopetrol continued to implement recovery programs to enhance the recovery factor of the fields. By year - end 2023, the fields with secondary and tertiary recovery programs contributed 40.6% of the Ecopetrol Group’s production.

The recovery programs increased proven reserves by 93 million barrels of oil equivalent (“mmboe” or “million boe”) with an investment of approximately USD 791 million distributed among 50 recovery projects, 48 of which correspond to secondary recovery and two to tertiary recovery.

Development Wells

The following table sets forth the number of gross and net development wells drilled and completed or plugged and abandoned in Colombia, both solely by Ecopetrol S.A. and with its associates, that reached total depth for the years ended December 31, 2023, 2022 and 2021.

Table 9 – Ecopetrol S.A.’s Gross and Net Development Wells in Colombia(1)

	For the year ended December 31,
	2023		2022		2021
	Productive	Dry	Productive	Dry	Productive	Dry
	Wells	Wells	Wells	Wells	Wells	Wells
Central Region
Gross development wells owned and operated by Ecopetrol	1.0	1.0	43.0	—	57.0	—
Orinoquía Region
Gross development wells owned and operated by Ecopetrol	21.0	1.0	12.0	—	11.0	—
Andina Oriente Region
Gross development wells owned and operated by Ecopetrol	181.0	4.0	185.0	—	113.0	1.0
Piedemonte Region
Gross development wells owned and operated by Ecopetrol	2.0	—	1.0	—	—	—
Total gross development wells owned and operated in Colombia	205.0	6.0	241.0	—	181.0	1.0
Associated Operations
Gross development wells in joint ventures	131.0	—	171.0	1.0	99.0	5.0
Net development wells	79.8	—	103.96	0.55	67.9	1.9
Total gross development wells in joint ventures Ecopetrol S.A. in Colombia	131.0	—	171	1.0	99.0	5.0
Total net development wells in joint ventures Ecopetrol S.A. in Colombia(2)	79.8	—	103.96	0.55	67.9	1.9
Total gross development wells Ecopetrol S.A. in Colombia	336.0	6.0	412	1.0	280.0	6.0
Total net development wells Ecopetrol S.A. in Colombia(2)	284.8	6.0	344.96	0.55	248.9	2.9
(1)	Includes only wells that were drilled and completed or plugged and abandoned.
(2)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

The following tables set forth activities by geographical area, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion for the year ended December 31, 2023.

Table 10 – Ecopetrol S.A.’s Gross and Net In Process Wells

	For the year ended December 31, 2023
	Drilled
	but not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
COLOMBIA
Central Region
Gross in process wells owned and operated by Ecopetrol	—	—	—	—
Orinoquía Region
Gross in process wells owned and operated by Ecopetrol	2.0	2.0	—	8.0
Andina Oriente Region
Gross in process wells owned and operated by Ecopetrol	2.0	—	5.0	1.0
Piedemonte Region
Gross in process wells owned and operated by Ecopetrol	—	—	1.0	1.0
Total gross in process wells owned and operated in Colombia	4.0	2.0	6.0	10.0
Associated Operations
Gross in process wells in joint ventures	5.0	—	1.0	2.0
Net in process wells(1)	2.7	—	0.6	1.0
Total gross in process wells in joint ventures Ecopetrol S.A.	5.0	—	1.0	2.0
Total net in process wells in joint ventures Ecopetrol S.A.(1)	2.7	—	0.6	1.0
Total gross in process wells Ecopetrol S.A. in Colombia	9.0	2.0	7.0	12.0
Total net in process wells Ecopetrol S.A. in Colombia(1)	6.7	2.0	6.6	11.0
(1)

Net wells correspond to the sum of wells owned and operated by Ecopetrol plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Production Acreage

The following table sets forth Ecopetrol S.A.’s developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2023.

Table 11 – Ecopetrol SA.’s Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production in Colombia

	For the year ended December 31, 2023
	Developed		Undeveloped
	Gross	Net (Acres)	Gross	Net (Acres)

Ecopetrol S.A.	425,234	367,667	3,735,101	2,706,705

Gross and Net Productive Wells

The following table sets forth Ecopetrol S.A.’s total gross and net productive wells by region for the year ended December 31, 2023.

Table 12 – Ecopetrol S.A.’s Gross and Net Productive Wells by Region(1)(2)

	For the year ended December 31, 2023
	Crude Oil(3)		Natural Gas(4)
	Gross	Net(5)	Gross	Net(5)

	(Number of wells)
COLOMBIA
Central Region	3,393	2,923	18	18
Orinoquía Region	1,043	1,022	—	—
Andina Oriente Region	1,608	1,596	6	6
Piedemonte Region	64	64	5	5
Associated Operations Region	1,623	1,039	25	14
Total	7,731	6,644	54	43
(1)	The table reflects the productive wells that directly contribute to hydrocarbon production and therefore excludes wells used for injection, disposal, water abstraction, or other similar activities.
(2)	Includes only wells that were drilled and completed.
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

3.5.2.1.2 Ecopetrol S.A.’s Affiliates and Subsidiaries’ Production Activities in Colombia

In 2023, the subsidiaries’ production in Colombia came from Hocol, with a production of 35.45 thousand boepd, which represents 4.8% of the Ecopetrol Group’s total production.

Crude Oil Production

The following table sets forth our average daily crude oil production from Hocol, prior to deducting royalties, for the periods indicated.

Table 13 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2023	2022	2021

	(Thousand bpd)
COLOMBIA
Hocol
Joint venture operation	1.77	1.35	1.11
Direct operation	15.25	15.75	16.98
Total Hocol	17.02	17.10	18.09
Total Average Daily Crude Oil Production (Subsidiaries in Colombia)	17.02	17.10	18.09

Natural Gas Production

The following table sets forth our subsidiaries’ average daily natural gas production, prior to deducting royalties, for the periods indicated.

Table 14 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2023		2022		2021
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
COLOMBIA
Hocol
Joint venture operation	3.12	17.80	2.71	15.45	2.49	14.18
Direct operation	15.31	87.26	17.06	97.24	16.90	96.32
Total Hocol	18.43	105.06	19.77	112.69	19.39	110.50
Production Tests	—	—	—	—	—	—
Total Average Daily Gas Production (Subsidiaries in Colombia)	18.43	105.06	19.77	112.69	19.39	110.50

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.

Development Wells

The following table sets forth the number of gross and net development wells drilled and completed exclusively by our subsidiaries and in their joint ventures in Colombia for the periods indicated.

Table 15 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Development Wells(1)

	For the year ended December 31,
	2023		2022		2021
	Productive	Dry	Productive	Dry	Productive	Dry
	Wells	Wells	Wells	Wells	Wells	Wells

	(Number of wells)
Hocol
Gross development wells owned and operated by Hocol	14.0	1.0	18.0	1.0	22.0	—
Gross development wells in joint ventures	2.0	—	2.0	—	—	—
Net development wells(2)	15.0	1.0	19.0	1.0	22.0	—
Total gross development wells owned and operated in Colombia	14.0	1.0	18.0	1.0	22.0	—
Total gross development wells in joint ventures in Colombia	2.0	—	2.0	—	—	—
Total net development wells (Subsidiaries in Colombia)(2)	15.0	1.0	19.0	1.0	22.0	—
(1)	Includes only wells that were drilled and completed.
(2)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Table 16 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net In Process Wells(1)

	For the year ended December 31, 2023
	Drilled but
	not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
Hocol
Gross in process wells owned and operated by Hocol	—	—	1.0	—
Gross in process wells in joint ventures	—	—	—	—
Net in process wells(1)	—	—	1.0	—
Total gross in process wells owned and operated in Colombia	—	—	1.0	—
Total gross in process wells in joint ventures in Colombia	—	—	—	—
Total net in process wells (Subsidiaries in Colombia)(1)	—	—	1.0	—
(1)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Production Acreage

The following table sets forth our subsidiaries developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2023.

Table 17 – Ecopetrol S.A.’s Subsidiaries in Colombia Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production

	For the year ended December 31, 2023
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
Hocol	60,740	36,241	108	108
Total	60,740	36,241	108	108

The following table sets for the expiration dates of material concentrations of the Company’s consolidated undeveloped acreage by geographic area as of December 31, 2023.

Table 18 – Undeveloped Production Acreage as of December 31, 2023 by Expiration Year

	For the year ended December 31,
	2024		2025		2026		2027		2028 and beyond
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

	(Acres)
COLOMBIA
Ecopetrol S.A.(1)	—	—	—	—	—	—	—	—	510,620	280,841
Hocol	—	—	—	—	—	—	—	—	—	—
Total Colombia	—	—	—	—	—	—	—	—	510,620	280,841
UNITED STATES OF AMERICA
Ecopetrol America LLC	—	—	—	—	—	—	—	—	—	—
Ecopetrol Permian LLC(2)	5,662	5,662	127	127	—	—	—	—	—	—
Total United States of America	5,662	5,662	127	127	—	—	—	—	—	—
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

Gross and Net Productive Wells

The following table sets forth our subsidiaries’ total gross and net productive wells in Colombia for the year ended December 31, 2023.

Table 19 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Productive Wells(1)(2)

	For the year ended December 31, 2023
	Crude Oil(3)		Natural Gas(4)
	Gross	Net(5)	Gross	Net(5)

	(Number of wells)
Hocol	300.0	267.9	44.0	24.3
Total (Subsidiaries in Colombia)	300.0	267.9	44.0	24.3
(1)	The table reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
(2)	Includes only wells that were drilled and completed.
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

In 2023, the subsidiaries’ production outside Colombia came mainly from Ecopetrol America LLC and Ecopetrol Permian LLC. In 2023, the production obtained from these two companies was 73.24 thousand boepd, which represents 9.9% of the Ecopetrol Group’s total production.

Crude Oil Production

The following table sets forth our average daily crude oil production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 20 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2023	2022	2021

	(Thousand bpd)
PERÚ
Savia Perú(1)	—	—	0.15
UNITED STATES OF AMERICA
Ecopetrol America LLC	5.86	8.10	9.45
Ecopetrol Permian LLC	38.61	23.84	13.48
Total average daily crude oil production (International)	44.47	31.94	23.08
(1)	In January 2021, Ecopetrol S.A. divested its 50% equity share in Savia Perú as the result of a competitive bidding process led jointly with its partner Korea National Oil Corporation (“KNOC”).

Natural Gas Production

The following table sets forth our average daily natural gas production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 21 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2023		2022		2021
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
PERÚ
Savia Perú(1)	—	—	—	—	0.02	0.00
UNITED STATES OF AMERICA
Ecopetrol America LLC	0.95	5.41	1.21	6.89	1.46	8.33
Ecopetrol Permian LLC	27.82	70.11	13.95	35.77	5.81	14.52
Total average daily natural gas production (International)	28.77	75.52	15.16	42.66	7.29	22.85
(1)	In January 2021, Ecopetrol S.A. divested its 50% equity share in Savia Perú as the result of a competitive bidding process led jointly with its partner KNOC.

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquids. The sales of natural gas liquids by Ecopetrol S.A.’s subsidiaries outside Colombia represented less than 21.2% of the consolidated production by Ecopetrol S.A.’s subsidiaries outside Colombia for the periods presented in this annual report.

Development Wells

The following table sets forth the number of gross and net development wells outside Colombia, drilled and completed exclusively by us and in joint ventures for the periods indicated.

Table 22 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Development Wells(1)

	2023		2022		2021
	Productive	Dry	Productive	Dry	Productive	Dry
Number of wells	Wells	Wells	Wells	Wells	Wells	Wells
PERÚ
Savia Peru(2)
Gross development wells	—	—	—	—	—	—
Net development wells(3)	—	—	—	—	—	—
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross development wells	2.0	—	—	—	—	—
Net development wells(3)	0.6	—	—	—	—	—
Ecopetrol Permian LLC		—
Gross development wells	111.0	—	102.0	1.0	85.0	—
Net development wells(3)	67.5	—	50.0	0.5	41.7	—
Total gross wells (International)	113.0	—	102.0	1.0	85.0	—
Total net wells (International)(3)	68.1	—	50.0	0.5	41.7	—
(1)	Includes only wells that were drilled and completed.
(2)	In January 2021, we divested our 50% equity share in Savia Perú as the result of a competitive bidding process led jointly with its partner KNOC.
(3)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.

Table 23 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net In Process Wells

	For the year ended December 31, 2023
	Drilled
	but not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross in process wells	—	—	—	—
Net in process wells(1)	—	—	—	—
Ecopetrol Permian LLC(2)
Gross in process wells	12.0	—	7.0	7.0
Net in process wells(1)	8.7	—	5.2	5.0
Total gross in process wells (International)	12.0	—	7.0	7.0
Total net in process wells (International)(1)	8.7	—	5.2	5.0
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

Production Acreage

The following table sets forth our developed and undeveloped gross and net acreage of crude oil and natural gas production outside Colombia for the year ended December 31, 2023.

Table 24 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production

	For the year ended December 31, 2023
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
UNITED STATES OF AMERICA
Ecopetrol America LLC	56,421	14,773	—	—
Ecopetrol Permian LLC(1)	57,315	42,981	5,790	5,790
Total (International)	113,736	57,754	5,790	5,790
(1)	Inclusive of acreage held by production.

Gross and Net Productive Wells

The following table sets forth our total gross and net productive wells outside Colombia for the year ended December 31, 2023.

Table 25 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Productive Wells(1)

	For the year ended
	December 31, 2023
	Crude Oil(2)
	Gross	Net(3)

	(Number of wells)
UNITED STATES OF AMERICA
Ecopetrol America LLC	19.0	4.7
Ecopetrol Permian LLC(4)	318.0	182.6
Total (International)	337.0	187.3
(1)	The table reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
3.5.2.3	Unconventional Hydrocarbons

On February 28, 2020, the Colombian Government, issued the Decree 328, providing the general guidelines for developing Integral Research Pilot Projects (PPIIs), followed by the issuance of corresponding environmental technical and social regulation by other Ministries to allow PPIIs to be performed. Furthermore, on December 24, 2020, Ecopetrol S.A. signed a Special Contract for Research Projects (Contrato Especial de Proyectos de Investigación, or “CEPI” for its acronym in Spanish) with the ANH regarding the development of a PPII, entitled Kalé. On June 4, 2021, Exxon Mobil Colombia signed a contract for the development of a PPII located near Ecopetrol S.A.’s PPII area, named Platero. On June 17, 2021, Exxon Mobil and Ecopetrol S.A. signed a consortium to jointly develop both PPIIs, in which Ecopetrol S.A. is the consortium operator.

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

On September 23, 2022, Ecopetrol S.A. filed a request for the suspension of the environmental obligations of Resolutions 00648 of March 25, 2022, and 01283 of June 10, 2022 before the National Authority of Environmental Licenses (“ANLA” for its acronym in Spanish), relating to the environmental license for the PPII Kalé. On September 29, 2022, the ANLA accepted Ecopetrol’s request and suspended such environmental obligations relating to the environmental license for PPII Kalé.

On November 4, 2022, in response to the request for suspension of the CEPIs filed on September 9, 2022, the ANH published Agreement 009, through which it was authorized to amend Clause 55 of the CEPIs, to allow for the suspension by mutual agreement of such contracts.

On December 28, 2022, the CEPI Kalé was formally amended to allow for its suspension by mutual agreement, as authorized by Agreement 009 of November 4, 2022, and was extended by Suspension Agreement No. 2 on October 4, 2023.

Ecopetrol is currently awaiting the outcome of bill for law 114, that intends to prohibit fracking in Colombia and is currently undergoing the legislative process in the Colombian Congress.

For more information see Applicable Laws and Regulations and Risk Factors – Risks Related to Our Operations.

In addition, in connection with Ecopetrol’s unconventional resources strategy outside Colombia, in 2019 we formed a joint venture (JV) with Occidental Petroleum Corp. (“Occidental Petroleum”) for the development of approximately 97,000 acres in the Midland Basin, within the Permian Basin, Texas, by which we acquired 49% of Rodeo Midland Basin LLC (“Rodeo JV”). See section Business Overview—Exploration and Production—Production Activities—Production Activities Outside Colombia. As from January 1, 2022, the Rodeo JV agreement with the Company and Occidental Petroleum was amended to provide Ecopetrol access to a larger production stake (75%), as well as to adjust its current carry obligations which will be paid in 2024.

On June 17, 2022, Ecopetrol Permian LLC (a subsidiary of Ecopetrol) signed a Joint Development Agreement (JDA) with certain Occidental Petroleum subsidiaries to carry out drilling and production programs from 2022 to 2027, in an area of approximately 21,000 acres located in Permian Basin. The agreement allowed Ecopetrol to expand its presence in the Permian with an approximately 49% interest stake of drilling and production programs in this area. Activity in Permian Basin started in December 2022 and started contributing to production during the second part of the first quarter of 2023.

On September 11, 2023, Ecopetrol announced certain adjustments to its 2040 Strategy, including that unconventional hydrocarbon exploration activities will not be pursued in Colombia, among other updates. See section 2040 Strategy: Energy That Transforms.

For more information, see section Business Overview—Applicable Laws and Regulations and section Risk Review—Risk Factors—Risks Related to Our Business.

3.5.2.4	Marketing of Crude Oil and Natural Gas

In 2023, we sold 1,005 mboed, out of which 472.4 mboed represented sales of fuels and petrochemicals (47%), 431.1 mboed represented sales of crude oil (43%), and 101.5 mboed sales of natural gas (10%).

Crude Oil Export Sales

In 2023, crude oil export sales totaled 430.0 and increased by 29.7 mboed compared to 2022, mainly due to higher production (+27 mboed). Our crude oil export sales are traded both in the spot and contract markets, primarily to refiners in Asia and the United States.

The Castilla blend is the main type of crude oil for export sales, with 279.3 mboed sold during 2023 (a 65% share of the crude oil basket) followed by the Apiay blend with 51.8 mboed (a 12% share of the crude oil basket), the Mares blend with 24.6 mboed (a 6% share of the crude oil basket) and the domestic crudes from Ecopetrol Permian LLC with 29 mboed (a 7% share of the crude oil basket).

We place our exports in markets that provide the best value for its crudes. In 2023, Asia was the main destination, representing 54% of crude oil exports, followed by the United States with 38%. The expansion of the refining capacity in countries like China as well as the fast recovery in crude demand of key refining hubs in Asia have supported the increase of crude oil flows sold by Colombia to that region. At the same time, the United States kept a strong position as a result of its economic reactivation.

In October 2023, the operation started in Ecopetrol US Trading LLC., in which Ecopetrol indirectly owns 100% of the share capital. This company sold 6.1 million barrels in its first three months of operation.

Moreover, volatility in the production of regional competitors has given refiners in the United States, India, and other markets an incentive to diversify their supply sources, which in turn has opened opportunities for Colombian producers. Our crude basket realization price decreased by USD 17.6/Bl year over year, due to market conditions.

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

The table below sets forth the volumes of crude oil purchased from our business partners and third parties and volumes of crude oil purchased from the ANH from royalties for the years ended on December 31, 2023, 2022 and 2021.

Table 26 – Ecopetrol Consolidated Crude Oil Purchases

	For the year ended December 31,
	2023	2022	2021

	(Million barrels)
Crude oil purchased from ANH royalties	32.1	27.2	27.2
Crude oil purchased from third parties	42.7	42.2	41.8
Crude oil imported from third parties	23.0	12.1	9.0

During 2023, part of our crude strategy was centered on increasing the purchase and subsequent commercialization of crude oil from third parties, which enables further optimization of the supply chain and margin capture.

Import of Diluents

In 2023, we decreased the imports of diluent by 27% (9.7 mbod) compared to 2022, due to the use of domestically produced naphtha. Diluent is used to transport heavy crudes through the pipeline system.

Natural Gas Sales

We sell natural gas to distribution companies through firm, interruptible and conditional contracts. These distributors supply natural gas to the residential market, as compressed natural gas for vehicles market and to large industrials in Colombia. We also market and sell natural gas directly to the industrial sector and to gas-fired power plants.

Our natural gas sales and self-consumption in 2023 increased by 1.15% (0.002 mboed) compared to 2022, mainly due to increased production in the Permian (0.006 mboed).

Natural Gas Delivery Commitments

The table below sets forth the commitments we have in Colombia under firm contracts with local natural gas distribution companies, local industries, gas-fired power generators and internal agreements with our refineries and fields.

Table 27 – Ecopetrol Consolidated Natural Gas Delivery Commitments

	For the year ended December 31,
	2024	2025	2026	2027

	(GBtud)
Volume for sales third parties	467.40	361.20	160.60	139.20
Volume for self-consumption	164.80	162.00	162.50	159.60
Volume for intercompany sales	93.10	86.10	82.50	82.60
Total Commitments	725.30	609.30	405.20	381.40

The table above is based on current contracts of Ecopetrol S.A. and the official report made to the Ministry of Mines and Energy in 2023. Self-consumption volumes decreased over time as a result of more efficient operations in our refineries. Third party volumes do not include potential production coming from exploratory projects. According to current regulations, these volumes will be committed and commercialized after declaring exploratory success.

3.5.3	Reserves

The reserves reporting process was conducted in accordance with SEC definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guidelines contained in the SEC’s Modernization of Oil and Gas Reporting final rule dated December 31, 2008, and effective as of January 1, 2010.

The estimated reserve amounts presented in this annual report, as of December 31, 2023, are based on the average price during the 12-month period prior to the ending date of the period covered in this annual report, determined as the unweighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. For 2023, the average ICE Brent price was USD 82.8/Bl.

Our crude oil and natural gas net proved reserves include reserves from our subsidiaries located in the United States, and from Hocol’s assets in Colombia.

Estimated Net Proved Reserves

The following table sets forth our estimated net proved developed reserves of crude oil and gas by region for the years ended December 31, 2023, 2022 and 2021.

Table 28 – Net Proved Developed Reserves

		North
	Colombia	America	Total
Net Proved Developed oil reserves in million barrels oil equivalent
At December 31, 2023	969.2	56.8	1,026.0
At December 31, 2022	893.3	44.6	937.9
At December 31, 2021	823.0	33.0	856.0
Net Proved Developed NGL reserves in million barrels oil equivalent
At December 31, 2023	37.3	19.4	56.7
At December 31, 2022	44.0	12.9	56.9
At December 31, 2021	59.0	6.0	65.0
Net Proved Developed gas reserves in billion standard cubic feet
At December 31, 2023	1,906.4	1,009	2,007.3
At December 31, 2022	2,101.9	72.1	2,174.0
At December 31, 2021	2,517.0	44.0	2,561.0
Net Proved Developed oil, NGL and gas reserves in million barrels oil equivalent
At December 31, 2023	1,341.0	93.9	1,434.9
At December 31, 2022	1,306.0	70.1	1,376.1
At December 31, 2021	1,323.6	46.6	1,370.0
(1)	Oil Reserves included 17.9 million barrels of Fuel Oil.
(2)	Gas Reserves included 281.5 bcf of Fuel Gas.

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

Ecopetrol S.A. owns 100% of Cenit, a subsidiary that operates in Colombia and is dedicated to the storage and transportation of hydrocarbons through pipelines and of refined products through multipurpose pipelines. Cenit provides transportation services for the entire Ecopetrol Group, and Cenit is fully consolidated into our consolidated results of operations. Therefore, the difference between the tariffs set by the Ministry of Mines and Energy and the real transportation costs (fixed and variable operating expenses) does not affect our consolidated income statement. Thus, in presenting our reserves information in the 2021, 2022 and 2023 annual reports, we have used our real transportation costs, rather than the regular tariffs set by the Ministry of Mines and Energy.

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 17.9 million barrels of fuel oil, 281.5 billion standard cubic feet of fuel gas within our natural gas results and 304.9 billion cubic feet of royalties, as of December 31, 2023. Of the total of 93.9 mmboe of proved developed reserves within North America, 81.03 mmboe corresponds to unconventional reservoirs within the Permian Basin, and 12.87 mmboe correspond to Gulf of Mexico fields. Moreover, of the total of 119.9 mmboe of proved undeveloped reserves within North America, 111.79 mmboe corresponds to unconventional reservoirs within the Permian Basin, and 8.16 mmboe corresponds to Gulf of Mexico fields.

Table 29 – Proved Oil, NGL and Natural Gas Reserves for 2023

			Natural	Total Oil
		NGL	Gas	and Gas
	Oil (mmb)	(mmb)	(bcf)	(mmboe)
PROVED DEVELOPED RESERVES
Colombia	969.2	37.3	1,906.4	1,341.0
International
North America	56.8	19.4	100.9	93.9
TOTAL PROVED DEVELOPED RESERVES	1,026.0	56.7	2,007.3	1,434.9
PROVED UNDEVELOPED RESERVES
Colombia	282.7	6.4	221.7	328.0
International
North America	75.4	24.0	116.8	119.9
TOTAL PROVED UNDEVELOPED RESERVES	358.1	30.4	338.6	447.9
TOTAL PROVED RESERVES	1,384.2	87.1	2,345.9	1,882.8

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

Table 30 – Proved Oil, NGL and Natural Gas Reserves for 2022

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

Table 31 – Proved Oil, NGL and Natural Gas Reserves for 2021

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

Changes in Proved Reserves

Table 32 – Changes in Proved Reserves

	For the year ended December 31,
	2023	2022	2021

	(Mmboe)
Revisions of previous estimates	8.9	63.0	315.1
Improved Recovery	93.1	80.9	138.9
Extensions and discoveries	17.2	57.5	11.9
Purchases	—	47.7	—
Sales	—	—	(3.5)
Total reserves additions	119.3	249.0	462.4
Production	(247.5)	(239.9)	(230.7)
Net change in proved reserves	(128.2)	9.0	231.7

Reserves Replacement

The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves in each category relating to the reserve replacement ratio for the years 2023, 2022 and 2021.

The reserves replacement ratio for 2023 was 48% compared to 104% in 2022 and 200% in 2021.

The average replacement ratio for the last three years was 117%.

Table 33 – Reserves Replacement Ratio (Including Purchases and Sales)

	For the year ended December 31,
	2023	2022	2021
Annual	48%	104%	200%
Three-year average	117%	117%	139%

Revisions of Previous Estimates

In 2023, revisions increased reserves by 9 million boe, mainly as a result of:

(i)	An increase of 67 million boe in reserves due to new projects and better performance in development activities in different fields; mainly in the Rubiales, Castilla Asset and Caño Sur fields.
(ii)	A decrease of 58 million boe, due to economic factors, primarily the decrease in oil prices, and the ICE Brent crude price decreasing by 15.5% in 2023 as compared to 2022, which resulted in the lowering of economic limits in some of our fields and an increase of operating costs.

In 2022, revisions increased reserves by 63 million boe, mainly as a result of:

(i)	An increase of 54 million boe in reserves due to new areas included in the approved development plan for the North American fields.
(ii)	An increase of 40 million boe in reserves due to new projects mainly in the Caño Sur, Palogrande and Recetor fields.
(iii)	An increase of 70 million boe in reserves due to better performance in development activities in existing fields, including, among others, the Rubiales and Caño Sur fields.

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

Improved Recovery

In 2023, improved recovery activities increased reserves by 93 million boe, mainly due to new proved areas under water flooding in the Chichimene Asset, Castilla Asset and Akacias fields.

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

Table 34 – Changes in Proved Reserves Attributed to Extensions and Discoveries

	For the year ended December 31,
	2023	2022	2021

	(Mmboe)
Extensions and discoveries
Total change	17.2	57.5	12.0
Proved Undeveloped Reserves Change	10.4	51.7	6.0
Change from unproved to proved developed reserves	6.8	5.8	6.0

Note: Totals may not exactly equal the sum of the individual entries due to rounding.

The difference between the change of developed proved reserves and undeveloped proved reserves is related to the drilling of new wells in unproved acreage that led to new proved producing reserves.

The Company’s extensions and discoveries during 2023 amounted to 17.2 million boe, primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Caño Sur y Cohembi fields, among others, which accounted for 13.5 million boe of the increase. The remaining 3 million boe corresponds to 1.8 million in small changes in four fields and 1.9 million in newly discovered fields and reservoirs in the Alqamari, Flamencos and Ibamaca fields.

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

Purchases

In 2023, there were no purchases or acquisitions of reserves.

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

Sales

In 2023 and 2022, there were no sales of reserves.

In 2021, we sold 100% of our interest in Savia Perú S.A.

Development of Reserves

As of December 31, 2023, our total proved undeveloped oil and gas reserves amounted to 448 million boe, 73% of which is related to development activities at the Rubiales, Castilla Asset, Chichimene Asset, Caño Sur Este, Pauto, Cupiagua, Recetor, Akacias, Quifa and La Cira fields in Colombia, among others, and 27% of which is related to development activities in North American fields; which is broken down as follows: 25% corresponding to unconventional reservoirs within Permian and Delaware basins and the other 2% corresponding to Gulf of Mexico fields. The proved undeveloped reserves estimated for the Rubiales, and Caño Sur Este fields included locations with production start dates that extend beyond the five - year initial disclosure period and were associated with the water - handling capacities in these fields. Similarly, the development plan of La Cira and Infantas fields includes investments beyond the next five years, because the current waterflooding project requires the drilling of new injector wells and beginning the water injection before drilling of producers in the same pattern. These exemptions were reviewed and approved by an external certification agent.

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

The following table reflects the developed and undeveloped proved reserves estimates through the past three fiscal years.

Table 35 – Developed and Undeveloped Proved Reserves

				Total Oil
	Oil	NGL	Natural Gas	and Gas
	(mmb)	(mmb)	(bcf)	(mmboe)
2023 Proved Reserves
Developed	1,026	57	2,007	1,435
Undeveloped	358	30	339	448
2022 Proved Reserves
Developed	938	57	2,174	1,376
Undeveloped	476	44	654	635
2021 Proved Reserves
Developed	856	65	2,561	1,370
Undeveloped	485	44	590	632

Of the total amount of proved undeveloped reserves that we had at the end of 2022 (635 million boe), we converted approximately 129 million boe, or 20%, to proven developed reserves during 2023. Approximately 73,6% of the total conversion is mainly associated with the development of crude oil and gas projects in Castilla Asset, Chichimene Asset, Rubiales, Caño Sur Este and Pauto fields, among others, and 26.4% is associated with development execution in fields in the United States, which in turn is broken down as follows: 25.9% of the total volume within United States corresponds to unconventional fields within the Permian and Delaware basins and 0.5% corresponds to Gulf of Mexico fields. The cash amount of investments made during 2023 to convert proved undeveloped reserves to proved developed reserves was USD 1,498 million.

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

Changes in Undeveloped Proved Reserves

The following table reflects the main changes in undeveloped proved reserves as of December 31, 2023, 2022, and 2021.

Table 36 – Changes in Undeveloped Proved Reserves

	For the year ended December 31,
	2023	2022	2021

	(Mmboe)
Consolidated companies
Revisions of previous estimates	(91.1)	(2.5)	141.0
Improved Recovery	22.8	26.6	98.0
Extensions and discoveries	10.4	51.7	6.0
Purchases	—	46.4	—
Proved undeveloped converted to proved developed	(129.0)	(119.1)	(87.0)
Net change in unproved reserves	(186.9)	(3.1)	158.0

Note: The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent. Totals may not exactly equal the sum of the individual entries due to rounding.

Undeveloped proved reserves converted to developed proved reserves: Of the total amount of proved undeveloped reserves that we had at the end of 2022 (635 million boe), we converted approximately 129 million boe, or 20%, to proven developed reserves during 2023. Approximately 73.6% of the total conversion is mainly associated with the development of crude oil and gas projects in the Castilla Asset, Chichimene Asset, Rubiales, Caño Sur Este and Pauto fields, among others, and 26.4% is associated with development execution in fields in the United States, which in turn is broken down as follows: 25.9% of the total volume within United States corresponds to unconventional fields within the Permian Basin, and 0.5% corresponds to Gulf of Mexico fields. The cash amount of investments made during 2023 to convert proved undeveloped reserves to proved developed reserves was USD 1,498 million.

All the explanations that were included in the section on Changes in Proved Reserves apply to this section.

Reserves Process

The Ecopetrol Group follows international standards for estimating, classifying, and reporting reserves, as defined in SEC regulation. Our reserves process is coordinated by Fidel Antonio Delgado Loría, the Resources and Reserves Manager. Mr. Delgado Loría is a Petroleum Engineer with over 20 years of experience in the upstream sector of production business in the Ecopetrol Group and other companies in the oil and gas industry in Colombia and Venezuela. He received his engineering degree from Universidad Central de Venezuela and a financial management specialist degree from Pontificia Universidad Javeriana. He reports to the Hydrocarbon Chief Financial Officer. In addition, our reserves team is comprised of reserves coordinators who are geologists and petroleum engineers, each of them with more than fifteen years of experience in reservoir characterization, field development, estimation, and reporting of reserves by SEC guidelines. This team supports and interacts with the specialists involved in the estimation and reporting process, following an established procedure with its corresponding internal controls. As in previous years, reserves are estimated and certified by recognized external independent engineers, this year consisting of DeGolyer and MacNaughton, GaffneyCline, and Ryder Scott Company, in compliance with the definitions of the Society of Petroleum Engineers and the applicable SEC rules. According to our corporate policy, we report the values of the reserves obtained from the external engineers, even if they are lower than our expected reserves.

The reserves estimation process ends when the Resources and Reserves Manager consolidates the results and together, and the Upstream Vice-President, presents the outcome to the Resources and Reserves Committee, which comprises the Ecopetrol Group’s CEO, CFO, COO and the Upstream Vice-President, among others. Results are later presented to the Audit and Risk Committee of the Board of Directors and finally reviewed and approved by the Board of Directors.

The Resources and Reserves unit, and the Vice-Presidency of Upstream presented the reserves balance to the Board of Directors, who approved it in February 2024.

The aforementioned external independent engineering consultants have estimated and certified our proved reserves as of December 31, 2023. These external engineers estimated 99% of our estimated net proved reserves for the year ended December 31, 2023, 2022 and 2021. In accordance with these certifications, our reserves report complies with Rule 4-10 of Regulation S-X issued by the SEC. The reserves’ reports of the external engineers are included as exhibits to this annual report.

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

The following table reflects the estimated proved reserves of oil and gas as of December 31, 2021 through 2023, and the changes therein.

Table 37 – Estimated Proved Reserves of Oil and Gas

		North
	Colombia	America	Total

	Net proved oil, NGL and gas reserves in mmboe
At December 31, 2021	1,775.1	226.2	2,001.7
Revisions	97.2	(34.3)	63.0
Improved Recovery	79.5	1.3	80.9
Extensions and Discoveries	57.5	—	57.5
Purchases	—	47.7	47.7
Sales	—	—	—
Production	(226.3)	(13.6)	(239.9)
At December 31, 2022	1,783.0	228.0	2,011.0
Revisions	2.2	6.7	8.9
Improved Recovery	93.1	—	93.1
Extensions and Discoveries	17.2	—	17.2
Purchases	0	—	—
Sales	0	—	—
Production	(227.1)	(20.4)	(247.5)
At December 31, 2023	1,668.7	213.9	1,882.8

Note: Totals may not exactly equal the sum of the individual entries due to rounding. For more information regarding the potential impacts of oil prices on our reserve estimates, see sections Financial Review—Trend Analysis and Sensitivity Analysis and Risk Review—Risk Factors.

3.5.4	Joint Venture and Other Contractual Arrangements

We conduct our exploration and production business through a variety of contractual arrangements with the Colombian Government or with third parties. Below is a general description of the main types of contractual arrangements to which we were a party as of December 31, 2023.

Association Contracts

The purpose of this type of contract, created by Decree 2310 of 1974, is the exploration of the areas covered by the contract, and the exploitation of hydrocarbons found in that area. This type of contract, together with E&P contracts and special contracts (La Cira-Infantas and Teca-Cocorná fields), both of which are described below, are the most significant in terms of our production and proved reserves.

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

The maximum term of an association contract is 28 years. The first six years of the contract are for the exploratory phase, which may be extended for one or two additional years at the partner’s request. The remaining time is for the exploitation phase.

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

E&P contracts have three phases: (i) an exploration period of up to six years counted from the effective date, which may be extended for two additional years, (ii) an evaluation period of two years, assuming reserves are discovered, to determine the commercial potential of the discovered reserves, and (iii) a production period, with respect to each production field, which may last for up to 24 years plus extensions, counted from the date in which the commercial viability of the corresponding field is declared. The abovementioned terms were modified during ANH’s 2014 bidding round for unconventional and offshore reservoirs, resulting in an exploration period of nine years and a production period of 30 years. On June 29, 2018, a new model E&P contract was published by the ANH. In accordance with the new model E&P contract, offshore contracts entered into in or after 2019 will have evaluation periods of three, five, or seven years, depending on the depth of the water where the discovered reserves are located. In 2021, for the fourth round of its Permanent Area Assignment Process (Proceso Permanente para la Asignación de Acreaje or “PPAA” for its acronym in Spanish), the ANH introduced to the model of the E&P contract, the concept of an “economic value for the exclusivity” of exploration and production of a specific area. Such value must be expressed in dollar amounts and must be offered by each bidder to the ANH, as remuneration for receiving the exclusive exploration and production rights, and acts as a guarantee for the obligations of the contractor during the exploration phase of the executed E&P contract.

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

Graph 5 – Map of Oil Pipelines

LEGEND
Port
Station Crude Oil - Ecopetrol Group
Station Crude Oil - Cenit
Pipeline
ATLÁNTICO
MAGDALENA
R.CARTAGENA
CESAR
COVEÑAS
EL RETIRO
SUCRE
BOLÍVAR
AYACUCHO
ORU
NORTE DE SANTANDER
V. ROSARIO
TOLEDO
SANTANDER
ANTIOQUIA
CAÑO LIMÓN
ARAUCA
BOYACÁ
CASANARE
ARAGUANEY
CAUCASIA
CALDAS
CUNDINAMARCA
MONTERREY
SANTIAGO
RISARALDA
APIAY
SAN FERNANDO
RUBIALES
VALLE DEL CAUCA
TOLIMA
META
TENAY
YAGUARA
HUILA
NARIÑO
PUTUMAYO

Graph 6 – Map of Multi-purpose Pipeline

LEGEND
Port
Refined Oil Station - Ecopetrol Group
Refined Oil Station
Multiproduct Pipeline
R. Cartagena
ATLÁNTICO
MAGDALENA
EL COPEY
CESAR
SUCRE
BOLÍVAR
NORTE DE SANTANDER
ANTIOQUIA
SANTANDER
SANTA ROSA
ARAUCA
CASANARE
BOYACÁ
MIRAFLORES
CALDAS
SALGAR
GUADUERO
VILLETA
MANIZALES
FRESNO
HERVEO
RISARALDA
CARTAGO
CUNDINAMARCA
PUERTO SALGAR
GUALANDAY
TOLIMA
VALLE DEL CAUCA
YUMBO
META
HUILA
NARIÑO
PUTUMAYO

The table below sets forth the volumes of crude oil and refined products transported through the crude oil pipelines and multi-purpose pipelines owned by us.

Table 38 – Volumes of Crude Oil and Refined Products Transported

	For the year ended December 31,
	2023	2022	2021

	(Thousand bpd)
Crude oil transport(1)	807.0	772.6	730.0
Refined products transport(2)	305.9	298.1	277.2
Total	1,112.9	1,070.7	1,007.2
(1)	The crude oil transported volumes correspond to the following systems: Ocensa Segment 3, ODC, Vasconia-Galan, Ayacucho-Galan, Ayacucho-Coveñas and Trasandino Pipeline.
(2)

The pipelines transporting refined products include the following: Galan-Sebastopol, Galan-Salgar, Galan-Bucaramanga, Buenaventura-Yumbo and Cartagena-Baranoa. From 2022, they also include the receipt and transportation of products through Sebastopol.

The volume of crude oil transported by Cenit’s main systems and those of its subsidiaries increased  by 4.5% in 2023, compared to the previous year, as a result of higher  production in the Llanos area. Of the total volume of crude transported by oil pipelines, approximately 88.4% belonged to the Ecopetrol Group.

The volume of refined products transported by Cenit increased by 2.6% in 2023 compared to the previous year, mainly due to higher production availability at refineries and operational optimizations in the transportation systems. Of the total volume of refined products transported by multi-purpose pipelines in 2023, 26.7% belonged to the Ecopetrol Group.

Transportation Capacity

Our main crude oil pipeline systems’ operating capacity was 1,489 thousand barrels per day in 2023. Our main multi-purpose pipeline transportation capacity increased from 535 thousand barrels per day in 2022 to 549 thousand barrels per day in 2023.

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

As of December 31, 2023, we, directly or indirectly with private partners, own, operate and maintain an extensive network of crude oil and multi-purpose pipelines. These pipelines connect our own and third-party production centers, import facilities and terminals to refineries, major distribution points, and export facilities in Colombia.

Cenit directly owns 46% of the total crude oil pipeline shipping capacity in Colombia. When aggregated with the crude oil pipelines in which Cenit owns an interest, Cenit owns 85% of the oil pipeline shipping capacity in Colombia. By December 31, 2023, our network of crude oil and multi-purpose pipelines was approximately 9,040 kilometers in length. The transportation network consists of approximately 5,334 kilometers of main crude terminals and oil pipeline networks connecting various fields to the Barrancabermeja refinery and Cartagena Refinery, as well as to our export facilities.

We also own 3,706 kilometers of multi-purpose pipelines for transportation of refined products from the Barrancabermeja and Cartagena refineries to major distribution points. Out of the approximately 5,334 kilometers of crude oil pipelines, owned by us, 3,121 kilometers of crude oil pipeline are wholly owned, and 2,212 kilometers of crude oil pipeline are owned through non-wholly owned subsidiaries.

The following table sets forth our main pipelines in which we own an indirect interest as of December 31, 2023.

Table 39 – Our Main Pipelines

							Indirect
		Capacity		Product			Ownership
Pipeline	Kilometers	(mbd)		Transported	Origin	Destination	Percentage
Caño Limón-Coveñas	774	246		Crude Oil	Caño Limón	Coveñas	100.00%
Oleoducto de Alto Magdalena (OAM)	391	102		Crude Oil	Tenay	Vasconia	93.62%
Oleoducto de Colombia (ODC)	483	228		Crude Oil	Vasconia	Coveñas	73.00%
Oleoducto Central – Ocensa	848	745	(1)	Crude Oil	Cupiagua	Coveñas	72.65%
Oleoducto de los Llanos (ODL)	260	297	(2)	Crude Oil	East fields	Monterrey Cusiana	65.00%
Oleoducto Bicentenario de Colombia	230	150	(3)	Crude Oil	Araguaney	Banadia	100.00%
(1)	Ocensa has four segments with different capacities. 745 mbd refers to the capacity of segment two (El Porvenir-Vasconia). The capacity of the other segments are as follows:
a.	Cupiagua-Cusiana (segment zero): 198 mbd
b.	Cusiana-El Porvenir (segment one): 745 mbd
c.	Vasconia-Coveñas (segment three): 550 mbd
(2)	Transportation capacity for this pipeline is measured by using crude oil viscosity of 1.350 cStk (30° C).
(3)	Represents the effective capacity offered that is affected by crude oil quality and other operational factors. The design capacity of the system is 240 mbd.

As of December 31, 2023, we owned 75 stations, 42 located in crude oil pipelines, 29 in refined products pipelines, two in crude oil ports and two in refined product ports.

As of December 31, 2023, we had a nominal storage capacity associated with the transportation network of 16.4 million barrels of crude oil and 5.7 million barrels of refined products. We do not own any tankers.

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

Replacement of Tanker Loading Unit TLU - Coveñas

In 2021, Ocensa invested USD 9.8 million in offshore infrastructure according to an updated investment plan signed with the ANI on December 4, 2019. The installation, testing, and start-up of the TLU2 was carried out in a 60-day window, once the delays derived from the pandemic were overcome, which forced the system to change the window, initially scheduled for 2020, to be postponed by five months. During this period, technical support, verification, and guarantee assistance activities were carried out for the TLU-2 system by specialists and allies within the scope of the contract for the Comprehensive Standardization and Validation Plan of the offshore system. The maintenance of floating marine hoses and the integrity works of the subsea pipeline were performed according to the plan. The project was completed on May 8, 2021 and achieved its first ship loading on May 12, 2021. During 2022 and 2023, TLU-2 operated without interruption.

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

Corrective maintenance in certain components and implementation of improvements to ensure a long and stable operation to meet the expected recovery efficiency were required once the operating tests were concluded and the HPRT started operations.

Operational Storage Program

The operational storage program’s objectives and scope includes ensuring a storage of more than one million  barrels of refined products in five different stations. The program foresees the construction of more than 10 tanks distributed through four projects divided in this way: (i) one tank of 260,000 barrels for Nafta and one tank of 323,000 barrels (under construction) for Biodiesel Extra (B2E) or Gasoline (GM) in Pozos Colorados Terminal, (ii) two tanks of 100,000 barrels each in Sebastopol station and one tank of 62,000 barrels in Yumbo station (all this storage is for Biodiesel Extra (B2E) and Gasoline (GM)).  We are currently evaluating the construction of: (i) two tanks of 70,000 barrels each, to storage B2E and GM in Cartago Station and (ii) four new tanks in Medellín that in total has 254,000 barrels of capacity to storage Jet (JA1), Gasoline Extra (GE) and B2E.

The construction phase began in 2020 in Pozos Terminal and Sebastopol station and in 2021 in Yumbo station. According to the construction, startup phase and commissioning, the systems in Pozos Terminal, was completed in August 2022. Startup of the new tank at Yumbo took place in the first quarter of 2023, and the startup of the additional tank in Pozos Colorados Terminal will take place in 2024.

Andina Reliability Project

The aim of the Andina project is to increase reliability in the Salgar, Mansilla System through the replacement of 12 main pumps in four stations (Salgar, Guaduero, Villeta and Albán) to guarantee the supply of refined product to the interior of the country, mainly to the city of Bogotá and El Dorado International Airport. The construction of the new facilities started in August 2022 and is estimated to be completed by the third quarter of 2024.  The Salgar station mechanical scope was completed in December 2023.

Replacement of the “La Valeria” Single Point Mooring in Pozos Colorados Terminal.

The “La Valeria” Single Point Mooring (SPM) operating in the Pozos Colorados Maritime Terminal will need to be replaced in 2024, as the operational term specified in its safety certificate is coming to an end, and at which point the asset will reach its 30-year lifespan.

This will require, among other things, (i) procuring the design and construction of the SPM, (ii) transportation and delivery of materials, (iii) obtaining permits, registrations, and authorizations for the new unit and decommissioning of the current one, (iv) dismantling and final disposal of the current SPM; (v) assembly, commissioning, and operational start-up of the new SPM; and (vi) stabilization of operations. Temporary reliability multibuoy system is in use since October 2023, and will serve as the operational continuity system during the replacement process.

Caño Sur Pipeline

The objective of this project is to enable the transportation of 100% of the production projection of the Caño Sur field owned by Ecopetrol, through a pipeline of approximately 20 kilometers long, between Caño Sur and the kilometer 30 of the Oleoducto de los Llanos Orientales - ODL transportation system. The producer could have benefits from an efficient transportation system, with a greater oil evacuation capacity of 44,000 bpd and with lower risks compared to the current transportation conditions. In 2023, the project completed the following milestones: (i) the basic engineering for this project was completed, (ii) the necessary environmental authorization was obtained, and (iii) the Ministry of Mines and Energy (Ministerio de Minas y Energía or “MME” for its acronym in Spanish) approved the new pipeline.

Electric Interconnection of the Estación el Porvenir (ENERGEPO)

Ocensa established a strategic framework to reduce emissions by 51% by 2030. In connection with such goal, Ocensa’s analyses indicate that the El Porvenir station is one of the plants with highest number of emissions, contributing 30% of the total tons of CO2e from Ocensa.

The station’s energy source is natural gas, which feeds a system of electricity generation turbines. An alternative for reducing CO2e is the electrical connection to the National Interconnected System (Sistema Interconectado Nacional or “SIN” for its acronym in Spanish), which emission factor is lower than that of gas.

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

During 2022, the project achieved the following milestones: (i) a collaboration agreement was signed with Cenit to update the connection study with new information uploaded by UPME that allows the analysis of different scenarios regarding synergies with the Alcaraván project, (ii) companies and entities such as ISA, Grupo Energía Bogotá, Genersa S.A.S E.S.P, UPME, Empresa de Energía de Casanare S.A. E.S.P, Empresa de Energía de Boyacá S.A E.S.P, among others, were approached to analyze a connection alternative that does not depend on Alcaraván, and (iii) the preliminary analyses of additional alternatives, such as solar parks, wind energy, and carbon capture.

In 2023, we updated and defined the connection study and analysis regarding the importance of repowering the existing system with the execution of the Alcaraván project. In November 2023, UPME officially awarded this project (Alcaraván) to Alupar Colombia SAS.

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

These solar projects are currently in the execution stage. During 2023, the following relevant goals were achieved: (i) operational start of the Miraflores solar park (0,4 MW), (ii) construction progress of 78% of Vasconia project (7MW), and (iii) construction progress of 80% of the Coveñas project (5 MW). We believe these projects have potential to create renewable energy sources to contribute to the Company’s 2030 decarbonization strategy, whose goals include a 51% reduction in emissions compared to the baseline, the installation of 12MW of renewable sources, optimization of the cost associated with the station’s energy consumption due to a reduction in the average kWh rate, and opportunity for synergies within the Ecopetrol Group through surplus energy. During 2024, we expect to commence operations of the Coveñas and Vasconia solar parks.

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

The project is divided into several stages. In 2021, investments were made in long-term procurement and project management. In 2022, construction began with detailed engineering, soil studies and equipment procurement. In 2023, construction began and was completed, with the project currently being fully operational.

As for the energization phases, temporary thermal generation with natural gas supply has been used since 2023 and is expected to be used until synchronization with the Regional Transmission System (Sistema de Transmisión Regional or “STR” for its acronym in Spanish) in 2025. A solar farm with an installed capacity of 6.7 MWp is expected to be implemented in 2024, which is intended to support the transition to the connection with the STR. Also, a connection is expected to be established with ISA Colombia through a 110 kV line, projected to enter into service in 2025.

3.6.1.2	Export and Import Facilities

We currently have concessions granted by the Colombian Government for four export/import docks for crude oil and refined products: Coveñas, Tumaco, Pozos Colorados, and Cartagena. Our export capacity reached 2.35 million barrels per day for crude oil. Our import capacity of refined products and crude oil reached 0.18 million barrels per day and 0.34 million barrels per day, respectively.

Our crude oil loading facilities can load tankers of up to 350 thousand deadweight tonnage (DWT). Adjacent to these loading facilities we also have storage facilities with 9.94 million barrels of capacity. Our docks, used for import and export refined products, can load tankers of 55 thousand DWT. Additionally, these facilities have a storage capacity of up to 1.5 million barrels.

3.6.2	Other Transportation Facilities

We have entered into transportation agreements with tanker trucks and barge companies to transport crude oil from locations that do not have pipeline connections to refineries and export facilities. The volume of refined products that cannot be transported by pipelines or tanker trucks due to capacity limitation, is transported by barges. During 2023, 38.6 million barrels of crude oil and refined products were transported by tanker trucks, and 9.8 million barrels of refined products were transported by barges, particularly using the Magdalena River, connecting Barrancabermeja with Barranquilla and Cartagena.

3.6.3	Marketing of Transportation Services

Cenit and its subsidiaries’ main line of business is the crude oil pipeline transport (78% of revenues), followed by the refined products pipeline transport (15% of revenues) and ports and related services (7% of revenues). Both crude and refined product pipeline transport are regulated activities; crude oil pipeline transport services are regulated by the Ministry of Mines and Energy, while refined product pipeline transport services are regulated by the Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas or “CREG” by its acronym in Spanish).

Transportation contracts of crude oil may take several forms: ship or pay (payment for the availability of a fixed capacity in the system), ship and pay (payment for volumes actually transported), or spot contracts. The main users for the crude oil transportation business are Ecopetrol S.A., Frontera Energy, Trafigura, Parex, Hocol, and Vitol, who collectively represented 77% of this business segment’s revenues in 2023. Transportation services for crude oil provided to Ecopetrol S.A. represented 89% of this business segment’s crude oil transport revenues in 2023.

Cenit also transports refined products, and its main client is Ecopetrol S.A., which accounted for 38% of refined products pipeline transport revenues in 2023, mainly due to the transport of naphtha, diesel, and gasoline. Cenit also has 27 other fuel wholesalers’ customers for whom it transports refined products. The most significant among them are Organización Terpel, Primax Colombia, Chevron Petroleum Company, Biocombustibles S.A.S., Terpel Exportaciones and Petrobras Colombia.

Deregulated businesses, such as ports and crude-loading facilities, represent a smaller portion of Cenit and its subsidiaries revenue (7% in 2023). Clients for these businesses include some of the same parties for which Cenit provides crude oil and refined products transportation services.

3.7	Refining and Petrochemicals
3.7.1	Refining

Our main refineries are the Barrancabermeja refinery, which Ecopetrol S.A. directly owns and operates, and a refinery in the Free Trade Zone in Cartagena owned by Refinería de Cartagena S.A.S., a wholly owned subsidiary of Ecopetrol S.A., who operates this refinery and two other minor refineries -Orito and Apiay-, but these are considered part of the upstream segment since most of the production is for self-consumption.

Our refineries produce a full range of refined products, including gasoline, diesel, jet fuel, LPG and heavy fuel oils, among others.

The following table sets forth our average daily installed and actual refinery capacity for each of the last three years:

Table 40 – Average Daily Installed and Actual Refinery Capacity

	For the year ended December 31,
	2023			2022			2021
	Capacity	Throughput	Use	Capacity	Throughput	Use	Capacity	Throughput	Use
	(bpd)	(bpd)	(%)	(bpd)	(bpd)	(%)	(bpd)	(bpd)	(%)
Barrancabermeja	250,000	221,810	89	250,000	217,720	87	250,000	211,004	84
Cartagena(1)	210,000	197,824	94	210,000	140,005	67	150,000	142,898	95
Apiay	2,500	1,290	52	2,500	1,253	50	2,500	886	35
Orito	2,300	1,699	74	2,300	1,372	60	2,300	1,107	48
Total	464,800	422,623	91	464,800	360,350	78	404,800	355,895	88
(1)	Includes crudes and recirculated products.
3.7.1.1	Barrancabermeja Refinery

The Barrancabermeja refinery produced approximately 42.01% of the fuels consumed in Colombia in 2023, according to internal calculations made by us and Colombia’s fuel consumption as reported by the Ministry of Mines and Energy.

The following table sets forth the production of refined products of the Barrancabermeja refinery for the periods indicated.

Table 41 – Production of Refined Products from the Barrancabermeja Refinery

	For the year ended December 31,
	2023	2022	2021

	(bpd)
LPG, Propylene and Butane	11,252	10,695	11,475
Gasoline Fuels and Naphtha	60,034	59,421	61,919
Diesel	58,143	55,272	59,200
Jet Fuel and Kerosene	25,548	24,413	20,404
Fuel Oil	26,490	28,454	26,969
Lube Base Oils and Waxes	883	782	694
Aromatics and Solvents	2,298	2,337	2,333
Asphalts and Aromatic Tar	40,645	36,396	31,373
Polyethylene, Sulphur and Sulphuric Acid	1,376	1,282	1,078
Total	226,669	219,052	215,445
Difference between Inventory of Intermediate Product	(1,286)	1,720	(829)
Total Production	225,383	220,772	214,616

In 2023, total production from the Barrancabermeja refinery increased by 2.1% compared with 2022, largely attributable to an increase in the national demand of fuels and an increase in the export of asphalt and other industrial products to international markets. Moreover, the production of polyethylene, bases and waxes increased to serve the national market.

We own and operate four petrochemical plants and one paraffin and lube plant located within the Barrancabermeja refinery. In 2023, we produced 43,320 tons of low-density polyethylene, an increase of 6% compared to the production of 40,864 tons in 2022. This increase was primarily due to the operational availability of the units associated with the polyethylene chain. We produced 0,598 mboe of aromatics (benzene, toluene, xylene, orthoxylene, heavy aromatics, and cyclohexane), a 3.5% of increase as compared with the production of 0.578 mboe of aromatics in 2022, mainly as a result of an increase in exports to the international market accompanied by greater operational availability of the unit.

The gross refining margin decreased from USD 19.8/Bl in 2022 to USD 15.7/Bl in 2023, primarily due to a weakening of the prices of refined products compared against crude, mainly in petrochemical and industrial prices and a weakening in fuel prices by the end of 2023. The average conversion index for the Barrancabermeja refinery was 89.7% in 2023 and 88.3% in 2022. This increase was primarily due to an increase in exports of asphalt and other industrial products  to international market accompanied by greater operational availability of the unit.

3.7.1.2	Cartagena Refinery

The following table sets forth the production of refined products from the Cartagena Refinery for the periods indicated.

Table 42 – Production of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2023	2022	2021

	(bpd)
LPG, Propylene and Butane	3,962	3,011	3,440
Gasoline Fuels and Naphtha	61,861	46,914	41,201
Diesel	93,575	61,732	76,798
Jet Fuel and Kerosene	12,312	7,870	5,951
Fuel Oil	18,920	15,871	3,983
Sulphur	550	361	456
Total	191,180	135,759	131,829
Difference between Inventory of Intermediate Product	1,339	74	4,757
Total Production(1)	192,519	135,833	136,586
Petcoke (Metric Tons)	1,023,556	710,867	854,808
(1)	Does not include petcoke.

The following tables set forth the imports and sales of refined products from the Cartagena Refinery for the periods indicated.

Table 43 – Imports and Sales of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2023	2022	2021

	(bpd)
Imports
Motor Fuels	—	1,633	6,835
Jet Fuel and Kerosene	—	616	274
LPG and Butane	1,538	2,204	303
Total Imports	1,538	4,452	7,412

	For the year ended December 31,
	2023	2022	2021

	(bpd)
Sales
Motor Fuels	35,626	36,747	27,844
Diesel	94,004	61,864	77,560
Jet Fuel and Kerosene	12,329	8,628	5,975
Fuel Oil	15,365	12,521	1,390
Other Products	52,143	30,666	41,940
Total Sales	209,467	150,427	154,709

During 2023, the Cartagena Refinery imported butane in order to achieve the planned feed of the Butamer Unit and to increase the production of alkylate.

Total sales increased from USD 6,313 million in 2022 to USD 7,051 million in 2023. A total of 72 million barrels of crude were processed in 2023 compared to 51 million barrels of crude processed in 2022. Exports to international markets represented 21% of total sales (USD 1,507 million).

The gross refining margin decreased to USD 19.7/Bl in 2023 from USD 22.9/Bl in 2022 mainly due to weakening of refined products prices.

The project “Interconnection of the Crude Plants at the Cartagena Refinery – IPCC” which stabilized its operation in the fourth quarter of 2022, helped us to reach refining throughput of 198 mbd in 2023.

3.7.1.3	Esenttia S.A.

During 2023, Esenttia’s production totaled 441 thousand tons of petrochemical products, a 5.8% decrease compared to the 468 thousand tons produced in 2022, primarily due to a slowdown in demand, caused by global inflationary pressures. The total contribution margin in 2023 (including the contribution of polypropylene, polyethylene and masterbatches) was 51.6% lower than in 2022 (from USD 214.92 per ton in 2022 to USD 104.12 per ton in 2023).

The decrease in contribution margin is primarily a result of price pressures, stemming from the supply of Asian products in our region and the global economic slowdown.

Table 44 – Operating Capacity of Esenttia

	For the year ended December 31,
	2023	2022	2021

	(Metric Tons)
Average capacity	505,940	494,695	499,873
Throughput	440,783	467,765	499,759
% Use	87%	95%	100%

3.7.1.4	Invercolsa

During 2023, Inversiones de Gases de Colombia S.A. (“Invercolsa”), registered 1.45 million users of natural gas, an increase of 4.4% compared to the 1.39 million users of natural gas in 2022. Additionally, non-controlled companies registered 2.50 million users of natural gas in 2023, an increase of 3.8% compared to the 2.41 million users of natural gas in 2022.Throughout 2022, Invercolsa completed the integration of its operations into the Ecopetrol Group, in connection with the increase in stake completed by Ecopetrol in November 2019. In May 2022, Ecopetrol reported that it had initiated the divestment of its participation in Invercolsa. As of the date of this annual report, this process is ongoing.

3.7.1.5	Biofuels

As of the date of this annual report, we have investments in the biofuel company Ecodiesel Colombia S.A., in which we own 50% of the shares, currently in operation with a capacity of 144 thousand tons of biodiesel per year.

During 2023, we managed to capitalize on opportunities and achieved historical results in production, going from a production of 138 thousand tons in 2022 to 145 thousand tons in 2023. This represents a year-to-year growth of 5.24% and was due mainly as a result of higher plant efficiency, which allowed for an increase in load from 16.59 tons/hour in 2022 to 17.34 tons/hour in 2023.

3.7.2	Marketing and Supply of Refined Products

We are the main producer and supplier of refined products in Colombia. We market a full range of refined and feedstock products, including regular and high-octane gasoline, diesel fuel, jet fuel, LPG and petrochemical products, among others.

Domestic sales of products totaled 359.9 mboed and decreased by 5.2 mboed in 2023, 1% lower as compared to 2022. This decrease is primarily the result of the combined effects of a decrease in the demand for gasoline, partially offset by an increase in the demand of diesel fuel.

In 2023, 15.4 million barrels of diesel and 2.9 million barrels of gasoline produced by the Cartagena Refinery were allocated to complement the supply from the Barrancabermeja refinery and fulfill Colombia’s demand, avoiding larger imports and allowing us to maintain the share of the national market. In the same way, 8.8 million barrels of diluent produced by the Cartagena Refinery were used to transport crude reducing diluent imports. In addition, we imported petrochemicals to complement the national supply, generating additional sales of lubricating bases, polyethylene, hexanes, and others.

Exports of products increased by 36% (29.5 mboed) in 2023 compared to 2022, explained by an increase of 13.6 mboed in exports of middle distillates, 7.4 mboed in exports of coke and 5.6 mboed in exports of propane.

3.8	Electric Power Transmission and Toll Roads Concessions

Our electric power transmission and toll roads concessions segment includes the offering of services such as electricity transmission and the designing, building, operating, and maintaining toll road infrastructure in various countries in Latin America. We conduct these activities through ISA and its subsidiaries.

3.8.1	ISA

ISA was founded as a joint stock company in Bogotá, Colombia, in 1967. Since then, it has grown into a multi-Latin corporate group operating in Colombia, Brazil, Peru, Chile, Bolivia, Argentina, and Central America. ISA and its 52 subsidiaries operate and maintain electricity transmission networks, with the broadest presence of any Latin American electricity transmission company in terms of the number of countries where ISA operates. ISA is also involved in toll-road concessions, telecommunications, and information and communications technology (ICT) businesses.

As of December 31, 2023, we owned 51.41% of ISA’s capital stock and other shareholders (including Colombian pension funds, international and local institutional investors, and retail shareholders) owned the remaining 48.59% of ISA’s capital stock.

The majority of ISA’s consolidated revenues are derived from (i) contracts with customers, (ii) the regulated payments that ISA and its consolidated subsidiaries operating in the electricity transmission segment receive from making their electricity transmission assets available to the national interconnected systems of the countries where they operate, (iii) revenues related to interconnection charges, the dispatch and coordination of the National Dispatch Center (Centro Nacional de Despacho or “CND” for its acronym in Spanish) in Colombia and administration services of the Wholesale Energy Market (Mercado de Energía Mayorista or “MEM” for its acronym in Spanish) in Colombia, (iv) revenues recognized by reference to the stage of completion of contract activity in the electricity transmission business and in toll roads and (v) as concessionaire, with the right to retain most of the toll revenues derived from operation of the toll road for the term of the concession.

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

A substantial portion of our consolidated revenues derive from the regulated tariffs that companies involved in the electricity transmission business receive by making their transmission assets available to the national interconnected system. Our revenues from the electric transmission and related services are not affected by the electricity offer and demand, or by the electricity volume effectively consumed by the users.  Our regulated revenues are adjusted on an annual, semi-annual or quarterly basis, depending on factors such as inflation, consumer and price indexes of the countries where we operate, or the wholesale price index.

In addition, ISA, through its subsidiaries, transmits 490,000 GWh annually, by means of 49,426 kilometers of network circuits, which support the supply of energy in Latin America. As of December 31, 2023, ISA is in the process of constructing an additional 6,897 kilometers of high-voltage network circuits, which are expected to start operations in the near term.

In Colombia, ISA’s subsidiary, XM Compañía Expertos en Mercados S.A. E.S.P. (“XM”), exclusively operates, plans and coordinates the resources of the National Interconnected system (Sistema Interconectado Nacional or “SIN” for its acronym in Spanish), and also manages the Commercial Settlement System (Sistema de Intercambios Comerciales or “SIC” for its acronym in Spanish) in the Wholesale Energy Market (Mercado de Energía Mayorista or “MEM” for its acronym in Spanish), the International Electricity Transactions (Transacciones Internacionales de Electricidad or “TIE” for its acronym in Spanish) with Ecuador, and carries out the settling and clearing of charges for use of the SIN’s grids. XM also develops energy solutions and information services. As the sole operator of the Colombian SIN, XM guarantees the balance between production and consumption of energy in the country. Also, based on energy demand estimates, XM carries out the coordinated real-time operation of the generation plants and the grid to ensure that power plants’ generation continuously responds to consumers’ demand in a cost-effective, reliable, and safe manner with quality standards.

The following table sets forth certain metrics related to ISA’s energy transmission operations for the periods indicated:

Table 45 – Key Electricity Transmission Metrics

	For the year ended December 31,
	2023	2022	2021
In Operation
Km of Circuit	49,426	48,766	48,330
MVA Installed Capacity	109,258	104,438	104,138
In Construction
Km of Circuit	6,897	4,928	7,133
MVA Capacity	16,321	16,451	14,007
Operational Results
Reliability	99.99%	99.99%	99.99%
Availability	99.72%	99.82%	99.81%

3.8.2.1	Electricity Transmission Activities in Colombia

In 2023, ISA’s subsidiaries electricity transmission activities in Colombia included 13,635 km of transmission lines. As of December 31, 2023, ISA owned and operated an aggregate transformation capacity of 23,371 MVA (Megavolt-Amperes), transforming high voltage electricity into low voltage electricity, and vice versa.

The following table sets forth ISA’s transmission lines and transformation capacity relating to electricity transmission activities in Colombia, for the periods indicated.

Table 46 - Transmission Infrastructure in Colombia

	For the year ended December 31,
	2023		2022		2021
	Transmission	Transformation	Transmission	Transformation	Transmission	Transformation
	Lines	Capacity	Lines	Capacity	Lines	Capacity
	(Km)	(MVA)	(Km)	(MVA)	(Km)	(MVA)
Colombia	13,635	23,371	13,569	22,721	13,226	22,721

3.8.2.2	Electricity Transmission Activities Outside Colombia

In 2023, ISA’s subsidiaries electricity transmission activities outside Colombia included 35,791 km of controlled transmission lines, where Brazil represents 59% of the total transmission infrastructure.

The following table sets forth ISA’s electricity transmission activities outside Colombia, for the periods indicated.

Table 47 - Transmission Infrastructure Outside Colombia

	For the year ended December 31,
	2023		2022		2021
	Transmission	Transformation	Transmission	Transformation	Transmission	Transformation
	Lines	Capacity	Lines	Capacity	Lines	Capacity
	(Km)	(MVA)	(Km)	(MVA)	(Km)	(MVA)
Brazil	21,065	64,307	20,828	62,157	20,734	61,857
Peru	12,191	15,260	11,836	13,240	11,836	13,240
Chile	1,948	5,850	1,948	5,850	1,948	5,850
Bolivia	587	470	587	470	587	470
Total	35,791	85,887	35,199	81,717	35,105	81,417

3.8.3	Toll Roads Concessions Activities

ISA designs, builds, operates, and maintains toll road infrastructure that connects millions of people in Chile and Colombia. As of December 31, 2023, ISA was one of the largest intercity road operator and operated three concessions in Chile (Ruta del Maipo, Ruta de la Araucanía and Ruta de los Ríos), while in Colombia, it operated the Ruta Costera Concession. In total, it operated four toll roads concessions, which covered a total of 699 kilometers in these two countries and had 136.46 kilometers of new toll roads under construction in Ruta del Loa Concession. ISA operated the 161 km Ruta del Bosque concession in Chile until the contract expired in February 2023. During the year ended on December 31, 2023, 142 million vehicles traveled on roads operated by ISA, including Ruta del Bosque traffic during January and February 2023.

The following tables set forth certain metrics related to ISA’s toll road concession operations in Colombia and Chile for the periods indicated:

Table 48 - Total Traffic (Vehicles)

	For the year ended December 31,
	Road Length
	(Km)(1)	2023	2022	2021
COLOMBIA
Ruta Costera	146	9,032,156	7,453,152	4,808,287
CHILE
Ruta del Maipo	237	95,492,117	100,780,722	93,396,012
Ruta del Bosque(2)	—	—	21,874,196	21,023,883
Ruta de la Araucania	144	23,740,110	25,883,823	24,287,331
Ruta de los Ríos	172	10,471,290	11,255,310	10,381,272
Total	699	138,735,673	167,247,203	153,896,785

(1)Road length for the year ended December 31, 2023.

(2)Expired in February, 2023.

In 2023, ISA, through its subsidiary, Intervial Chile, S.A. (“ISA Intervial”), presented the best offer in two bidding processes for road concessions in Chile and Panama:

	Road Length (Km)	Notes
CHILE
Proyecto Orbital Sur Santiago	25	On November 30, 2023, the bids were opened and ISA Intervial presented the best offer. The contract will be awarded by decree in the following months.

PANAMÁ
Carretera Panamericana Este	246

On August 17th, 2023, the MOP (Ministerio de Obras Públicas) opened the economic offers and ISA Intervial presented the best offer. The project award resolution was published on January 10, 2024. The corresponding agreement was executed on February 7, 2024, and published in the Official Gazette of the Republic of Panama in March of 2024.

Total	271

3.8.4	Telecommunications and ICT

Within the telecommunications segment, Internexa provides connectivity solutions, especially in urban and interurban fiber optics, in a wholesale model, to provide network and data center infrastructure in Argentina, Brazil, Chile, Colombia, Peru and the United States. Internexa has 56,700 kilometers of optical fiber at the end of December 2023 and has existing data centers in Medellín, Bogotá and Santiago. Currently, its strategy focuses on strengthening itself as a wholesale operator of fiber optic connectivity services and data center integration, while increasing its scale with attributes of reliability, proximity and agility to maximize efficiency and productivity.

3.9	Research and Development; Intellectual Property

Technology and innovation are essential to our efforts to add value to our business segments and are also key to our TESG strategy. Value generation is achieved through the development of proprietary technologies and competitive advantages and the adaptation of third-party technologies to our processes.

Our main innovation and technology development center is the Colombian Petroleum Institute (Instituto Colombiano del Petróleo or “ICP” for its acronym in Spanish), established in 1985 and located in Piedecuesta, Santander.

The ICP has focused its research, technology development and innovation efforts in four main clusters:

(i) Decarbonization and energy transition clusters. We support decarbonization and energy transition corporate plans through studies related to energy efficiency, and to the implementation of CCUS, sustainable fuels, renewables energies and the hydrogen value chain. We are incorporating multi-scale technological approaches to identify, quantify, characterize, and abate methane emissions to reduce our impact on climate. Furthermore, we are conducting studies to establish carbon stocks and fluxes associated to strategic ecosystems, to promote transparent carbon compensation projects related to nature-based solutions, and to reduce the risk of biodiversity loss in Colombia and we also work modeling and developing tools to optimize the energy value chain.

(ii) Circular economy and sustainability clusters. In these clusters we are exploring opportunities to increase circularity in our operations, considering not only recycling and the safe disposal of residues, but also initiatives for reuse, remanufacturing, and repurposing. Since water represents a critical resource, this area includes a technology–enabled water management program that encompasses the conservation, recycling, reuse, and valuation of productive water streams. The production and upscaling of high-performance materials from petroleum molecules, that could be the base for advanced, sustainable, reusable, non-combustion products, are also part of our research, development, and innovation efforts, aimed at reducing our scope 3 CO2 emissions. We are working mainly in mechanical and chemical plastic recycling and biopolymer.

(iii) Fifth Industrial Revolution and electric power transmission clusters. Digital technologies such as artificial intelligence (AI), blockchain, internet of things (IoT) and augmented and virtual reality (AR/VR) are being implemented at each point along the value chain, namely, upstream, middle, and downstream. In addition, we are working to enhance operational safety, agility, and productivity, and unlock new revenue streams increasing the position and competitiveness of the current electric power transmission and toll road concession businesses.

(iv) Asset resilient cluster. The main goal of this cluster is to extend the economic limits of Ecopetrol´s assets to support our oil and gas (“O&G”) value chain by means of the implementation of new processes and technologies, such as, optimized oil recovery and production methods, enhanced seismic processing methods for complex geological areas, optimized value O&G chain analysis, enhanced refinery methods and the use of state-of-the-art digital tools related to data analytics and artificial intelligence.

Our intangible assets are preserved through a technology valuation process and an intellectual property protection process, which include the consolidation of trade secrets, patents, copyrights, trademarks, industrial designs, publications in peer reviewed journals and presentations in prime level technical events.

The Ecopetrol Group has filed 324 patent applications the last 18 years, 14 of them in 2023. Our most recent patent applications include innovative technologies, such as (i) production method of biocera with high content of waxy esters, (ii) multimetallic nanoparticulate materials and methods for obtaining and formulation of tetra- and penta-metallic nanoparticles, (iii) process for alternate air and water injection by the same injector well in deep reservoirs of extra-heavy crude with gas in solution, (iv) filtration unit with selective oleophilic membranes, (v) downhole oil water separation device – ecodows, (vi) basket for sending and/or collecting solids of different shapes and geometries in scraper traps, and (vii) materials based on spent hydroprocess catalysts for the removal of hydrogen sulfide in gas streams.

In 2023, we obtained 12 new patents, all in Colombia. We currently hold 131 patents in Colombia, the United States, Mexico, Argentina, Peru, Venezuela, Ecuador, Brazil, Russia, Nigeria, Indonesia, India, and Malaysia. In the last three years, about 10% of the patents obtained have been related to biofuels aligned to our energy transition strategy.

To date, 30 technologies have been commercialized, with different business and technology transfers models to Colombian and multinational companies, thus achieving their monetization and generating additional income for the Company.

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

Ministry of Mines and Energy Resolution 181495 of 2009, as amended by Resolutions 40048 of 2015, 40230 of 2022 and 40622 of 2023, establishes a series of regulations regarding hydrocarbon exploration and production.

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

On November 8, 2018, the High Court for Administrative Matters (Consejo de Estado) analyzed the potential annulment of Decree 3004 of 2013 and Resolution 90341 of 2014 and issued an interim order to suspend their effects as of such date. However, the aforementioned Court established that, “… if the Colombian Government is interested in investigation, clarifying and exploring the feasibility of the hydraulic fracturing procedure for the exploration and exploitation of hydrocarbons in unconventional reservoirs, it could advance in the PPII to identify the risks of unconventional activity.” On July 7, 2022, the High Court for Administrative Matters resolved the claim against the aforementioned regulations, denying the requested annulment claims. With this decision, the suspension of Decree 3004 of 2013 and Resolution 90341 of 2014 was lifted.

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

As result of the first cycle of the PPAA, the ANH awarded 11 onshore areas and one offshore area. As part of the second cycle, the ANH allocated 14 onshore blocks. Finally, as a result of the third cycle, the ANH awarded four onshore areas.

Agreement 001 of March 27, 2020 of the ANH regulates the transfer of activities or investments between legal instruments signed with the ANH to promote exploratory investment in the country and to seek the incorporation of new reserves, repealing the articles of Agreement 002 of 2017.

Agreement 006 of September 11, 2020 of the ANH added certain rules from Agreement 18 of 2004, Agreement 04 of 2005, Agreement 21 of 2006, and Agreement 02 of 2017 to the Contracting Regulations for the Exploration and Exploitation of Hydrocarbons, to allow entities to carry out PPII on hydrocarbons in unconventional reservoirs with the use of the Multistage Hydraulic Fracturing with Horizontal Drilling (Fracturamiento Hidráulico Multietapa con Perforación Horizontal or “FHPH” for its acronym in Spanish) technique. These terms and conditions were modified by Agreements 007, 008 and 009 of 2020 establishing the final terms and conditions by means of which the contractors were selected by the ANH to perform the aforementioned hydrocarbons activities, as well as the final terms of the CEPI to be executed.

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

Agreement 002 of January 11, 2023, issued by the ANH, eliminated a phrase of Articles 17 and 18 of Agreement 003 of 2022, both related to the process of “Direct Allocation with Counteroffer”. Such process which requires the prior establishment of rules, capacity requirements, and conditions and terms required of the proponent, that have not yet been established by the ANH. In this regard, these amendments were made to avoid confusion among proponents, and to prevent the ANH from becoming involved in the initiation of “Direct Allocation with Counteroffer” procedures which rules and conditions have not been established.

Agreement 003 of July 19, 2023, issued by the ANH, allows the use of a three-month term SOFR (Secured Overnight Financing Rate) plus a spread equivalent to 4%, as a measure to mitigate the adverse effects caused by the change in the international reference interest rate for obligations denominated in U.S. dollars within contracts and other legal transactions administered by the ANH.

Agreement 006 of September 28, 2023, issued by the ANH, seeks to promote exploratory investment in hydrocarbons in the country to favor and ensure the maintenance and increase of oil and gas reserves, as well as to drive the national government’s policy of a “Just Energy Transition”. The agreement establishes the following four criteria, with the following application requirements:

1)	Extension of deadlines for exploration periods or subsequent exploratory programs phases for additional exploratory activity.
2)	Reduction of guarantees for additional exploratory activity.
3)	Conversion of unconventional reservoir contracts.
4)

Allocation of up to fifty percent (50%) of the remaining investment for power generation through sources of unconventional energy (fuentes no convencionales de energía or “FNCE” for its acronym in Spanish).

This Agreement is limited to existing hydrocarbon contracts and agreements, except for those signed under the fourth cycle of PPAAs, as they do not align with the timelines of the Agreement.

Resolution 40622 of October 17, 2023, issued by the Ministry of Mines and Energy establishes the technical requirements for the temporary suspension, and the temporary and definitive abandonment of hydrocarbon exploration and production activities, and partially modified Resolution 181495 of 2009. This resolution clarified the possibility of temporarily abandoning offshore wells, and is expected to have a positive impact on the development of deepwater projects in Colombia.

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

The ANLA, created by means of Decree 3573 of 2011 (modified by means of the Decree 376 of 2020), is the authority responsible for evaluating the applications and issuing the environmental licenses for O&G-related activities, as well as surveilling and overseeing all hydrocarbon projects and monitoring the environmental compliance of such activity.

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

Any person or company that intends to conduct projects, works and/or activities is required to file a request before the National Authority of Prior Consultation. The National Authority of Prior Consultation will consider the following factors in its decision: (i) the presence of ethnically differentiated communities within or nearby the area of the project, work and/or activity; (ii) the positive or negative impact over the social, economic, environmental or cultural conditions of said communities, and that could be derived from the project, work or activity.  Presidential Directive 10 of 2013 (which was subsequently amended by Presidential Directive 8 of 2020), Decree 1066 of 2015, and the Constitutional Court case law have established the phases applicable to the prior consultation process. In August of 2023, the Constitutional Court declared the invalidity of certain provisions applicable to the prior consultation process.

In addition, the Colombian Constitution and laws establish that, as part of the public participation mechanisms, Colombian citizens may request information regarding the activities of the project and their potential impacts. They may also request to undertake an environmental hearing to obtain information of the project subject to environmental licensing.

On May 26, 2015, the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible or “MADS” for its acronym in Spanish) issued Decree 1076, which compiles most of Colombian regulations in force regarding environment and sustainable development, including those applicable to environmental licenses.

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

The MADS is also responsible for issuing regulation and establishing climate change policies for different sectors in Colombia. The Ecopetrol Group complies with all applicable regulations. In particular, MADS is responsible for issuing regulation regarding Law 1931 of 2018 (amended by Law 2294 of 2023) (also known as the “Climate Change Law”), which outlines provisions for the establishment of a National Program of Greenhouse Gas (“GHG”) Tradable Emission Quotas (Programa Nacional de Cupos Transables de Emisión de Gases de Efecto Invernadero or “PNCTE” for its acronym in Spanish). The PNCTE must be fully implemented by 2030. The MADS is also responsible for the National Emission Reductions Registry (Registro Nacional de Reducción de Emisiones de Gases de Efecto Invernadero or “RENARE” for its acronym in Spanish), in which companies must register verified GHG emission reductions. RENARE started operating in 2021. As part of our continuous monitoring of climate change requirements, we also participated in a regulatory process related to the issuance of Resolution 40066 of 2022 regarding the reduction of fugitive emissions and routine flaring, led by the Ministry of Mines and Energy. A company that does not comply with the applicable environmental laws and regulations, does not execute the corresponding PMAs approved by the environmental authority or ignores the requirements imposed by an environmental license may be subject to an administrative sanction proceeding initiated either by the ANLA or the regional environmental authorities established by Law 1333 of 2009, without disregard to the criminal actions that may take place in accordance with law 2111 of 2021. The proceeding may result in oral or written warnings, monetary penalties, fines, license revocation or the temporary or permanent suspension of the activity being undertaken. Apart from administrative sanctions, the Colombian judiciary or other law enforcement authorities may also impose civil and even criminal sanctions if environmental damages are verified as a consequence of having breached the environmental laws and regulations applicable to the project.

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

Colombia is one of the 14 countries to approve the Escazú Agreement. Said agreement was adopted by means of Law 2273 of 2022, which its currently under constitutional review by the Colombian Constitutional Court. In this sense, no significant changes are expected in its content that could affect the meaning or main objective of the Escazú Agreement, which is in line with Article 23 of the Escazú Agreement, which expressly establishes that deviations are not admitted. For more information see section Risk Review—Risk Factors—Risks Related to Our Business—Our operations, including our activities in areas classified as indigenous reserves and Afro-Colombian lands, could be subject to opposition from members of various communities.

New environmental regulations

Law No. 2327 dated September 13, 2023 (the “Environmental Liabilities Law”), and it contains provisions related to the definition of environmental liability, guidelines for its management, and, in general, provides for a general legal framework for environmental liabilities arising out of the development of projects and works, particularly concerning those environmental liabilities for which a responsible party cannot be easily determined. The law is particularly relevant in the context of hydrocarbon projects, which carry environmental contingencies that may result in environmental liabilities.

The National Government has one year as of the enactment date of Law No. 2327 to draft and release the environmental liability management public policy guidelines. MADS, in coordination with the Ministry of Finance and Public Credit, will establish the system and method for the financing and allocation of resources for environmental liabilities management. MADS has a term of six months as of the enactment date of Law No. 2327 to issue new regulation to structure the application  of the Environmental Liabilities Law. Moreover, the Environmental Liabilities Information System was established in accordance with these new legal provisions, which must also include an Environmental Liabilities Registry (REPA, for its acronym in Spanish) as the information management tool.

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

Law 2294 of May 19, 2023 amended Article 50 of Law 2056 of 2020 to, among other matters, allow the distribution of royalty resources for the financing of projects related to the creation and updating of roadmaps for the management of environmentally protected areas.

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

Moreover, the Ministry of Mines and Energy issued Resolution 40745 of 2023, which regulates (i) multiphase pipeline transportation, which consists of the transportation of a combination of hydrocarbons known as multiphase fluids, (ii) the conditions and requirements for requesting the reclassification of a common crude pipeline to a multiphase pipeline, (iii) the applicable guidelines to access multiphase pipelines, (iv) the transportation contracts and permitted tariffs for multiphase pipelines, and (v) defining the obligations of both, the shipper and the transporter; for this subject matter.

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

On March 30, 2023, the Ministry of Mines and Energy published Resolution No. 00279/23, which determined that the tariffs set for the period of July 2019 to June 2023 will remain in force until new tariffs are set for the period of July 2023 to June 2027, according to the terms established by the new methodology to be issued. Any tariff or methodology revision must always be developed under the premise of an adequate remuneration of investments and incentives for access and proper provision of the service for all agents, for which the Ministry must publish the proposed resolution for comments from the agents before its final issuance.

Hydrocarbon Ports

The Port Superintendence is the authority that oversees the port business for crude oil and refined products. Although this business is not highly regulated, market participants are required to report certain information to the Port Superintendence.

With the purpose of regulating the administrative management of the ports, Law 1a of 1991 was issued, which defines the Port Concession Contract. This document allows a port company to temporarily occupy and use the beach, low tide and accessory areas in exchange for a consideration paid to the nation.

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

In February 2021, CREG issued Resolution 004 of 2021, partially modified by Resolutions 073 of 2021 and 105 003A of 2022 by which CREG defined the Weighted Average Cost of Capital (WACC) methodology applicable to the different activities that CREG regulates. The activities regulated by CREG include energy distribution and transmission, gas distribution and transportation and refined products transportation. The discount rate for transportation of refined products is calculated in accordance with the inputs defined by the resolution and will be applicable once the tariff methodology for this activity is updated and published.

In December 2021, CREG issued Resolution 208 of 2021, partially amended by Resolution 104 002 of 2022, which established the regulations for transportation by multi-purpose pipelines, including transportation of LPG. The main objectives of the regulation are: (i) to ensure access to the transportation system without discrimination; and (ii) to offer optimal conditions in the operation and provision of the public transportation service.

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

Law 1205 of 2008, further developed by Resolution 180689 of 2010, issued by the Ministry of Mines and Energy, has the main purpose of contributing to a cleaner environment. It established the minimum quality specifications for liquid fuels in Colombia. Since August 2010, we have been producing and selling diesel and gasoline that comply with the requirements of the aforementioned law.

Since 1995, under Resolution 898 of August 23, 1995, the Ministries of Environment and Sustainable Development and of Mines and Energy, have regulated the environmental criteria for liquid and solid fuels used in commercial and industrial furnaces and boilers, as well as automobile internal combustion engines. Resolution 898 has been subject to numerous modifications through the years, the most recent by Resolution 40444 of June 30, 2023, which states diesel quality requirements to protect the environment, health, and quality of liquid fuels in general.

Article 2.2.1.1.2.2.1.1. and following, Decree 1073 of 2015 establishes the general regulation related to buying and selling fuels in Colombia. With respect to refining activity, the aforementioned Decree provides the requirements and authorization procedures to develop this activity in Colombia. We are duly registered as a refining agent and therefore is authorized to sell fuels in Colombian territory to specific agents and use and acquire fuels as a large consumer, as well in specific oil plants as is published in the information system of liquid fuels of the Ministry of Mines and Energy.

3.10.3.1	Regulation of Liquefied Petroleum Gas (LPG) and Liquid Fuels

Wholesale marketing, transportation, distribution and retail marketing of LPG are mainly regulated by CREG Resolution 74 of 1996, and subsequent resolutions. LPG in Colombia is primarily obtained through our refineries, field production and imports. The LPG must meet minimum quality standards to be marketed. Our marketing activities are regulated by CREG Resolution 53 of 2011 (as amended by CREG Resolutions 108 of 2011, 154 of 2014, 19 of 2015, 18, 34, 63, 64 of 2016, 171 of 2017 and 103 - 2 of 2022). The LPG price is regulated by CREG Resolutions 66 of 2007 (as amended by CREG Resolutions 59 of 2008, 002 of 2009, 123 of 2010, 95 of 2011, and 65 and 129 of 2016) as well as by CREG Resolution 80 of 2017 which sets forth that the price of LPG imported by us, which is meant to be marketed for the provision of public utilities, shall be the result of competitive procedures. In the Resolution 108 of 2021, issued by CREG, is established the “opción tarifaria” mechanism or “rate option”, which is a mechanism that defers on time the impact of the international rate hikes on the selling price of LPG to the final user.

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

The Ministry of Mines and Energy is the entity that controls and exercises technical supervision over the distribution of liquid fuels derived from petroleum, including the refining, import, storage, transportation, and distribution in the country. Article 61 of Law 812 of 2003 (whose validity was extended by Law 1955 of 2019 and Law 2294 of 2023) identified the agents of the supply chain of petroleum-based liquid fuels. In this context, the Ministry of Mines and Energy through Resolution 40344 of 2017, published the required actions to ensure the LPG supply for the priority sectors in the country.

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

Pursuant to Law 2294 of 2023, National Congress approved article 245 by means of which the volume of fuels with tax and economic benefits will be assigned to the final consumers of the municipalities. The National Government will define the methodology for applying tax benefits and mechanisms to control market saturation in the wholesale and retail distribution segment of liquid petroleum fuels in border areas.

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

Article 35 of the National Development Plan 2018-2022 (Law 1955 of 2019) establishes that the Ministry of Finance and Public Credit and the Ministry of Mines and Energy will define the methodology for calculating the producer’s income value of liquid fuels and biofuels, as well as the rates and margins associated with the remuneration of the entire chain of transportation, logistics, marketing, and distribution of such fuels that are part of the regulated market.

Article 244 of the National Development Plan 2022-2026 (Law 2294 of 2023) amended the aforementioned Article 35, adding that the Ministry of Finance and Public Credit and the Ministry of Mines and Energy may determine differential stabilization mechanisms for the structure of reference prices for the public sale of regulated fuels, considering the principles of efficiency and progressiveness.

Moreover, the Ministry of Mines and Energy has published a draft decree that aims to apply the differential price stabilization mechanism for regular motor gasoline and diesel motor oil to large consumers and final consumers with an average annual consumption exceeding 20,000 gallons per month, regardless of their consumption per facility or point of delivery. Therefore, if this draft decree is approved, the fuel prices for entities consuming more than 20,000 gallons on average per month annually, considering the consumption of all their facilities, will not be stabilized, or subsidized by the FEPC. Instead, the producer’s income that must be paid should be at least the international parity price.

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

The report must also contain, among other matters: information corresponding to each fuel disaggregated daily; the discrimination of the volumes sold, and the origin national or imported of the gasoline and diesel sold. If regular gasoline or diesel is of national origin, the refiner/importer must inform from which refinery they come. Secondly, the Ministry of Mines and Energy calculates and liquidates, by resolution, the net position of each refiner/importer and each fuel to be stabilized by the FEPC.

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

Subsequently, Law 1837 of 2017 (Article 16) provided that the remaining resources that were in our accounts as of December 2014, as a result of the collection of the Differential Contribution from the FEPC, would be transferred to the General Direction of Public Credit and Treasury of the Ministry of Finance and Public Credit (DGCPTN for its acronym in Spanish). In addition, Law 1955 of 2019 (Article 33) authorizes the Ministry of Finance and Public Credit to enter into hedging agreements and establishes the conditions thereof, for purposes of guaranteeing the sustainability and the functioning of the FEPC. Law 1955 of 2019 authorizes the Ministry of Finance and Public Credit, as administrator of the FEPC, among others, to carry out, directly or indirectly, the design, management, acquisition and/or execution of hedges on the Ministry of Finance’s direct exposure to (i) crude oil and liquid fuel oils prices in the international market or (ii) the exchange rate of the Colombian Peso. This law also authorizes the Ministry of Finance to set stabilization mechanisms of the reference recommended retail prices of regulated fuel oil, as well as the subsidies to such regulated fuel oils to be executed through the FEPC. Law 2342 of 2023, which sets forth the 2024 national general budget, gave the MHCP the ability to utilize different budgetary tools to address the debts relating to the FEPC, and to even to set-off these debts against dividends that it would be entitled to receive from Ecopetrol as its major shareholder.

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

Resolution 1071 of 2022 establishes the amount due by FEPC to Ecopetrol S.A for the first quarter of 2022, which has been determined to be equal to COP 11,428,163,784,638.38 pesos. Resolution 00608 of 2023 establishes the amount due by FEPC to Ecopetrol S.A for the second quarter of 2022, which has been determined to be equal to COP 8,368,631,424,061.11. Resolution 01029 of 2023 establishes the amount due by FEPC to Ecopetrol S.A for the third quarter of 2022, which has been determined to be equal to an COP 8,047,275,278,508.68. Resolution 01585 of 2023 establishes the amount due to by FEPC to Ecopetrol S.A for the fourth quarter of 2022, which has been determined to be equal to COP 8,036,420,988,549.93.

As of December 31, 2023, Ecopetrol S.A. recorded COP 16.4 trillion in accounts receivable due from FEPC and Cartagena Refinery recorded COP 4.1 trillion in accounts receivable due from FEPC. On April 1, 2024, the Ministry of Mines and Energy settled its net position corresponding to the first quarter of 2023 in favor of (i) Ecopetrol S.A., for an amount of COP 6,305,038,090,159.81, by means of Resolution 00297, and (ii) Refinería de Cartagena S.A.S., for an amount of COP 1,534,914,852,627.40, by means of Resolution 00296. See section Financial Review—Factors Affecting Our Operating Results—Fuel Price Stabilization Fund (FEPC).

3.10.3.3	Regulation of Biofuels, Biogas and Related Activities

The sale and distribution of biofuels and biogas is regulated by the Ministry of Mines and Energy. Regulations establish the quality and pricing standards for biofuels and impose minimum requirements for mixing ethanol with gasoline and biodiesel with diesel. Resolution 40447 of October 31, 2022, amended by Resolution 40391 of 2023, orders retail distributors, such as fuel service stations, and wholesale or large distributors of fuel, to only commercialize blended fuels with a specific percentage of biofuel or fuel alcohol per gallon, depending on the month and year of the commercialization.

The sale and distribution of biogas is provided under CREG Resolution 240 of 2016, which particularly regulates: a) the sorts of market that will be served with biogas and biomethane; b) the quality and safety conditions; and c) the tariff regime. Pursuant to Article 4 of the foregoing Resolution, biogas supply through isolated networks to serve non-regulated users and natural gas vehicles (GNV as per its acronym in Spanish), shall be incorporated as a public utility company. Furthermore, Article 5 provides that biomethane supply through isolated networks or interconnected networks to the National Transportation System shall also be incorporated as a public utility company. Finally, Article 12 states that biogas suppliers may develop the production, transportation, distribution, and commercialization activities through integrated structures, provided that they keep separate accounts for each activity and grant free access to the networks to both regulated and non-regulated users. To the same extent, production, distribution, and commercialization of biomethane through interconnected networks to the National Transportation System may be developed through integrated structures, as long as the supplier keeps separate accounts for each activity and grants free access to the networks to both regulated and non-regulated users.

On May 2023, the National Congress approved National Development Plan 2022-2026 through Law 2294 of 2023. In connection with biofuels, biogas and related activities provides that the Ministry of Agriculture and Rural Development, the MADS and the MME will regulate the proportion of biofuels present in the mix of liquid fuels, due to the relationship between biofuels and the agricultural sector. It also established the framework to intervene in the FEPC regulation prices methodology as well as regulation related to strategic storage of fuels, biofuels, LPG and others.

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

Currently in Colombia the price of natural gas is determined freely by the market. CREG issued Resolutions 185 (for transportation) and 186 (for supply) of 2020, which jointly replaced Resolution 114 of 2017 and its amendments, related to commercial aspects of the wholesale natural gas market in Colombia. However, pursuant to Decree 1073 of 2015 and article 19 Resolution CREG 186 of 2020, the commercialization procedures do not apply to the following activities: a) natural gas exports; b) natural gas as raw material in petrochemical production; c) natural gas commercialization from minor fields (production capacity under 30 million SCFD); d) natural gas commercialization from hydrocarbon fields under testing phase or which have not yet been declared commercially viable; e) natural gas commercialization from unconventional reservoirs; and f) internal consumption from natural gas producers. CREG has announced that the marketing procedures are being reviewed and issued Resolution 102 004 of 2023 which includes some temporary measures related to natural gas commercialization, and modifying specific terms for contract models and commercial procedures established originally by Resolution CREG 186 of 2020.

CREG determines which agents can participate in the primary and secondary markets. We are authorized to participate as a seller in the primary market as a natural gas producer and as a buyer to acquire natural gas for our operation. We can also participate in the secondary market when we require natural gas from other producers for our own needs. CREG regulations provide that a natural gas producer cannot participate as a merchant of natural gas in the secondary market, except for the purchase of gas to meet its existing contractual obligations. We are also able to resell available natural gas transportation capacity into the secondary market as a non-regulated consumer.

On February 16, 2023, President Gustavo Petro issued Presidential Decree 227 of 2023 by means of which he “reassumed” (as stated in such Presidential Decree) the powers to regulate the natural gas market that were delegated to the CREG, in accordance with article 68 of Law 142 of 1994. Nonetheless, Presidential Decree 227 of 2023 was suspended by the High Court for Administrative Matters (Consejo de Estado) via writ 00045 of 2023, in response to an annulment action filed before said organism. On July 7, 2023, the High Court for Administrative Matters (Consejo de Estado) confirmed the initial decision to suspend the aforementioned Presidential Decree after the appeal presented by the National Government. As of the date of this annual report, Presidential Decree 227 of 2023 is suspended until the High Court for Administrative Matters (Consejo de Estado) issues a final decision on the annulment action.

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

Decree 1073 of 2015 (amended by Decree 2345 of 2015) provides that in the event the supply of natural gas is reduced or halted as a result of a shortage, the Colombian Government has the right to suspend the supply of natural gas for export. If such export contracts are suspended by the Colombian Government, the export agents are entitled to receive compensation in accordance with Article 2.2.2.2.15 and 2.2.2.2.38 of Decree 1073, 2015. Notwithstanding the foregoing, Decree 1073 of 2015 establishes freedom to export natural gas under normal gas-reserve conditions. Producers of natural gas may enter into natural gas export contracts if the ratio of proved reserves to consumption exceeds seven years, as determined by the Colombian Energy Planning Authority (or UPME for its acronym in Spanish).

Decree 1073 of 2015 (amended by Decree 2345 of 2015) establishes a mandatory order of supply when restrictions are placed on the supply of natural gas or serious emergency situations arise that preclude the continued provision of certain services, as follows: (i) essential demand, as established in Decree 1073 of 2015, (ii) non-essential demand under an existing firm agreement, and (iii) firm exports delivery.

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

Natural gas waste restrictions

The Ministry of Mines and Energy issued Resolution 40066 of 2022 as amended by Resolution 40317 of 2023 by means of which it regulates the use of natural gas, establishing the obligation for hydrocarbon producers to carry out the necessary studies for its efficient use. It also establishes that natural gas waste is prohibited in Colombia and provides certain examples of what it considers could constitute natural gas waste during hydrocarbon exploration and exploitation activities.

The Resolution establishes the scenarios in which burning and venting of gas is allowed in the stages of exploration and exploitation of hydrocarbons, as well as the technical parameters to efficiently and responsibly execute these activities, when expressly authorized. This Resolution also sets standards for the natural gas leaks detection, quantification, repair, and control in respect of the activities performed on natural gas exploration and exploitation fields. This Resolution regulates the detection and repair programs to prevent leaks, the elements included therein, as well as the reports that must be delivered to Colombian authorities.

For the Company’s progress in complying with this Resolution, see section Risk Review—Legal and Regulatory Risks—Our operations might be affected by rising climate change and energy transition regulatory developments.

3.10.5	Regulation of the Electric Energy Commercialization Activity

As determined by article 11 of Law 143 of 1994, commercialization activities, which are developed by commercialization agents, consist of the purchase of electricity in the MEM and the subsequent resale to other participants of the wholesale market such as commercialization agents, generation agents, or to end-customers, both regulated and non-regulated. Ecopetrol Energía S.A.S E.S.P. (“Ecopetrol Energía”), a subsidiary of Ecopetrol S.A., was registered as a commercialization agent before the manager of the commercial exchanges systems and performs commercialization activities within the MEM. However, as explained below, Ecopetrol Energía is liquidating due to the competition rules which prohibit Ecopetrol’s participation through subsidiaries other than ISA Intercolombia S.A. E.S.P. (ISA).

Commercialization activity is regulated by CREG Resolution 156 of 2011, which establishes regulations, rights and duties of agents. The main income of commercialization agents is derived from the variable and fixed components of the unit cost tariff formula described in CREG Resolution 119 of 2007, as modified by CREG Resolutions 156 of 2009, 173 of 2011, 191 of 2014, 30 of 2018, 101-03 of 2022, 101 - 18 of 2022, and 101-28 of 2023. The variable component considers:

●	the costs of commercialization services, as determined by article 12 of CREG Resolution 180 of 2014,
●	the amount that these agents must pay to the manager of the commercial exchanges system, calculated by the Trade Exchange System Administrator (“ASIC,” for its acronym in Spanish) based on the mathematic methodology set forth by CREG Resolution 174 of 2013 (as modified by CREG Resolutions 175 of 2016 and 100 of 2015) and which is paid monthly,
●	the amount that these agents must pay to the Public Utilities Superintendence and to CREG, which is defined every year by CREG following the rules set in article 85 of Law 142 of 1994. These payments must be made each year,

●	the cost of the guarantees that the agent must provide to participate in the MEM by following the rules of CREG Resolution 024 of 1995 (as modified, among others, by CREG Resolutions 116 of 1998, 068 of 1999, 066 of 2000, 019 of 2006, 089 of 2009, 011 of 2010, 038 of 2010, 073 of 2010, 157 of 2011, 110 of 2014, 184 of 2015, 060 of 2019, 044 of 2020, 031 of 2021, 101 - 028 of 2022, 101 - 12 of 2023, and 101 - 18 of 2023), this shall be calculated considering article 19 of CREG Resolution 180 of 2014,
●	the total sales to users of the commercialization agent, regulated and non-regulated, and
●	regarding the markets that commercialization agents attend, Law 143 of 1994 divides the market into two segments: regulated market (“Regulated Market”) and the non-regulated market (“Non-Regulated Market”).

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

The Non-Regulated Market is comprised of electricity consumers that either have a peak demand greater than 0.10 MW or a minimum monthly consumption greater than 55.0 MWh. This segment is attended by companies carrying out the generation and commercialization activities. Purchases of electricity in this segment can be freely agreed among participants at freely negotiated prices for the commercialization and generation components of the tariff’s unitary price.

Resolution CREG 015 of 2018 establishes the obligations for Network Operators (owner of the physical networks) and commercialization agents for the transportation and distribution of energy. It also regulates the quality standards for the delivery of energy at the point of consumption, and the applicable methodology for calculating the distribution charges of each Network Operator.

As determined by article 74 of Law 143 of 1994, as modified by article 298 of Law 1955 of 2019, any utility company that makes part of the SIN can generate electricity (which consists of the production of electricity through any generation plant connected to the National Interconnected System (SIN as for its acronym in Spanish), activity performed by generation agents, who participate in the MEM by selling electric energy to other generation and commercialization agents, or to Non-Regulated Users), distribution (which consists of transporting and delivering electric energy to end users through the Regional Transmission System, and the Local Distribution Systems (SDL for its acronym in Spanish) deploying tension levels under 220 kV; agents in charge of providing the distribution utility are called Distribution Agents or Grid Operators (OR for its acronym in Spanish)), and commercialization activities in an integrated manner. Nevertheless, these companies are not allowed to perform transmission activities, as it will be explained below.

This provision described above, also applies to companies having the same controlling party or between those where there is a situation of control, which encompasses the real beneficiary rationale applicable under Colombian electric energy regulation (for reference see article 74 of 1994, as amended by Law 1955 of 2019. A situation of control is defined by article 260 of the Code of Commerce, as follows: “a company will be subordinated or under a situation of control when its decision-making power is subject to the will of another or other persons who will be deemed its parent or controlling company (…)”. On the other hand, transmission companies are prevented by law from holding market shares in generation, commercialization, or distribution companies (see CREG Resolution 001 of 2006).

In relation with transmission, (which comprises the transportation of electrical energy in the Colombian National Transmission System (STN for its acronym in Spanish), deploying tension levels of 220 kV or higher, guaranteeing the required quality standards and the availability of the transmission assets; the owners of the transmission assets must ensure free access to the transmission networks to the users and to generation agents.) companies carrying out this activity are not able to develop commercialization, distribution or generation activities. However, commercialization, distribution and generation companies are allowed to hold shares, quotas, or participation of corporate interest in the capital of transmission companies, as long as they represent no more than 15% of the company’s capital. Please note that, in this case, neither the transmission company nor the other companies may have a control situation over the other.

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

Ecopetrol Energía and, since August 2021, ISA, are subsidiaries of Ecopetrol S.A. Ecopetrol Energía is a commercialization company and ISA has a significant percentage of the market share of the national transmission activity. Therefore, and considering the competition rules mentioned above, the CREG established that we shall divest from Ecopetrol Energía or cease any commercialization activity as soon as reasonably practicable.

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

Law 142 and 143 establish specific rules that apply to ISA regarding its participation in certain activities. Articles 167 of Law 142 and 32 of Law 143 establish that ISA is not allowed to participate in any generation, commercialization, or distribution activity. However, the National Development Plan issued by Law 2294 of May 2023, removed these specific restrictions to ISA. The Constitutional Court admitted a lawsuit against this provision and its final decision is pending. In any case, limitations set forth by article 74 of Law 142 of 1994 described above, prevent Ecopetrol or any of its subsidiaries from carrying out generation, commercialization, or distribution activities.

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

The self-generation activity is defined as the activity carried out by either persons or legal entities to produce electricity mainly to meet their own needs. In case that there is a surplus of energy, not consumed by the self-generator, such surplus may be delivered to the grid on the terms established by the CREG (See CREG Resolutions 024 of 2015 and 174 of 2021, which application depends on whether the self-generator is a large-scale or a small-scale self-generator, as explained below).

Based on Law 1715 of 2014, Decree 2469 of 2014, as compiled by Section 4 of Decree 1073 of 2015, which established energy policy guidelines regarding the delivery of self-generation surpluses through the SIN. In addition, this decree sets forth the parameters for a person to be considered as an electricity self-generator. Specifically, it states that in order to be considered a self-generator a person must (a) receive electricity for its consumption without it being necessary to use assets of the SIN, (b) the electricity surpluses may be higher in any measure, and without any regulatory limit or restrictions, than the value of its own consumption, (c) for the delivery of surpluses to the SIN it will be necessary for the self-generator to submit itself to the regulation of the CREG, case in which large-scale self-generators must be represented before the wholesale energy market, and (d) the generation assets may be owned by the self-generator and may be owned and operated by third parties.

Decree 348 of 2017, as currently compiled by Section 4A of Decree 1073 of 2015, establishes public policy guidelines on efficient energy management and delivery of small-scale electricity self-generation surpluses. In addition, this regulation establishes the conditions for the connection of small-scale self-generators (AGPE for its acronym in Spanish) to the SIN, the parameters to be an AGPE, the reporting of surpluses to the UPME and the remuneration of surplus energy. Note that, as determined by Resolution UPME 281 of 2015, the maximum electricity generation limit to be considered an AGPE is one (1) MW and will correspond to the installed capacity of the self-generator’s generation system. Above that limit, an electricity self-generator will be considered a big-scale electricity self-generator (“AGGE” as per its acronym in Spanish).

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

In July 2021, Congress issued Law 2099 of 2021, modified by Law 2294 of 2023. These pieces of legislation regulate aspects related to energy transition and updated provisions with respect to the development and promotion of unconventional sources of energy, energy efficiency and clean hydrogen.

Listed below are certain relevant aspects of Law 2099 of 2021 as amended:

(i)

the new law brought amendments to Law 1715 of 2014 on the declaration of public and social interest, which consists in the promotion, stimulation and incentive to the development of generation activities, use, storage, administration, operation and maintenance of non-conventional energy sources, mainly those of renewable sources (“FNCER” for its acronym in Spanish). The qualification of public utility or social interest will have positive impacts in such projects and grant them preference rights in issues related to land use, planning and environmental planning, economic promotion, positive valuation in administrative procedures and forced expropriation. The new regulation includes those projects related to storage within those that can be part of the declaration of public and social interest, which is a nod to the development of such projects for the purposes of energy efficiency and energy transition;

(ii)

green hydrogen was added as a FNCER and blue hydrogen as FNCE. Green hydrogen is that produced from FNCER such as biomass, wind energy, geothermic energy, solar energy, tidal energy and small hydropower. Nevertheless, Law 2294 of 2023 establishes that green hydrogen can be produced by energy coming from the SIN. On the other hand, blue hydrogen is produced from fossil fuels, especially by the decomposition of methane and its production process has a system of carbon capture, use and storage. Finally, white hydrogen was added as a FNCER through Law 2294 of 2023. White hydrogen is “associated with geological processes in the earth’s crust and found in its natural form as free gas in different geological environments either in layers of the continental crust, in the oceanic crust, in volcanic gases, and in hydrothermal systems, such as geysers” (definition introduced by Law 2294 of 2023);

(iii)

the Ministry of Mines and Energy, or the entity designated by it, was appointed as the entity to establish guidelines for the development of geothermal energy in Colombia and must create a geothermal registry in which all projects intended to explore and exploit geothermal energy to generate electricity will be registered. The Ministry of Mines and Energy may establish special registration conditions for already existing projects of co-production of electric energy and hydrocarbons, in order to avoid the overlapping of projects, define the areas that will not be subject to registration and determine conditions, terms, requirements and obligations;

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

In July 2022, the Colombian Government published Decree 1318 of 2022 setting out the general terms and definitions of exploration and production of electric energy from geothermal activities. The provisions of this decree were further developed through CREG Resolution 40302 of 2022.

In August 2022 the Colombian Government issued Decree 1476 of 2022 regulating articles 21 and 23 of Law 2099 of 2021 and adding a new chapter to promote innovation, research, production, storage, distribution and use of clean hydrogen.

By means of Resolution MME 40284 of 2022, as amended by Resolution MME 40712 of 2023, the Ministry of Mines and Energy established the general terms for granting temporary occupation permits for maritime areas, as well as the granting of maritime concessions intended for the development of offshore wind energy projects. These permits will be awarded through a competitive process to be carried out by the ANH, which began on December 4, 2023. The successful bidders must form a consortium, temporary association or partnership with a public or mixed company of the oil & gas or energy sector.

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

Colombia

Electricity transmission is defined by article 1 of CREG Resolution 22 of 2001 and article 3 of CREG Resolution 11 of 2009, applicable CREG regulations, as the transportation of electricity through national electricity transmission systems at a tension level equal to or greater than 220 kV and is remunerated through usage charges for constructive units that comprise the National Transmission System (STN).

Colombian regulations establish the responsibility of the State, through Mining and Energy Planning Unit (UPME), to prepare the Reference Generation Transmission Expansion Plan. The projects proposed in the STN expansion plans must be technically and economically feasible and must have the approval of the relevant environmental authorities mentioned above. The STN expansion procedure, as provided in applicable regulations including CREG Resolution 022 of 2001, guarantees a competitive bidding process summoned by UPME with respect to the construction, operation, and maintenance of new electricity transmission expansion projects.

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

In September 2022, the CREG, through Resolutions 101 027 and 101 031, adjusted the indexation scheme for income established in Resolution 011 of 2009. This adjustment was proposed for a transition period of one year and was voluntarily adopted by companies. The transition period began in November 2022 and ended in October 2023.

On February 16, 2023, President Gustavo Petro issued Presidential Decree 227 of 2023 by means of which he “reassumed” (as stated in such Presidential Decree) the powers to regulate the energy market that were delegated to the CREG, in accordance with article 68 of Law 142 of 1994. Nonetheless, Presidential Decree 227 of 2023 was suspended by the High Court for Administrative Matters (Consejo de Estado).

Law 142 and 143 establish specific rules that apply to ISA regarding its participation in certain activities. Articles 167 of Law 142 and 32 of Law 143 establish that ISA is not allowed to participate in any generation, commercialization, or distribution activity. However, the National Development Plan issued by Law 2294 of May 2023, removed these specific restrictions to ISA. The Constitutional Court admitted a lawsuit against this provision and its final decision is pending. In any case, limitations set forth by article 74 of Law 142 of 1994 described above, prevent Ecopetrol or any of its subsidiaries from carrying out generation, commercialization, or distribution activities.

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

The planning for the sector is centralized and conducted by Energy Research Company and National Electric System Operator, which (with the support of the other agents of the sector) evaluate the need for expansion or reinforcement of the transmission system, identifying the necessary works that will be indicated to the Brazilian Ministry of Mines and Energy to create the concession plan that National Electric Energy Agency (Agencia Nacional de Energía Eléctrica or “ANEEL”) will use to issue reinforcement authorizations or bidding notices. It is ANEEL’s responsibility, based on the indications and definitions of the Electricity transmission subsidy plan, to proceed with the concession process of the indicated works, promoting transmission tendering or authorizing existing transmission companies to implement the indicated works in their facilities.

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

Colombia

Beginning in the early 1990s, Colombia adopted modernization and economic liberalization policies, and implemented structural, institutional and industry specific reforms. These have included the expansion and promotion of infrastructure and public utilities in conjunction with the private sector. Different regulatory reforms have been implemented, such as Law 80, Law 105 and Law 1508 of 2012 (the Public Private Partnerships Law, “PPP Law”).

The PPP Law is one of the most representative in this sector, by implementing the regulatory framework for the development of public and private partnerships (“PPP”) for different types of infrastructure, including transportation.

Likewise, some laws related to PPP projects and the public procurement regime in general have been enacted, such as Law 1150 of 2007, Law 1474 of 2011, Law 1682 of 2013, Decree 1082 of 2015, Law 1778 of 2016, Law 1882 of 2018, Decree 438 of 2021, Law 2195 of 2022, Law 2294 of 2023 oriented to introduce different mechanisms and procedures to strengthen and streamline the development of PPP projects. Also, Decrees 050 and 2287 of 2023 were issued as means of reducing high inflation by controlling when toll rates/tariffs could be increased.

Regulation of Public Private Partnerships (PPP)

The PPP Law allows the execution of concession contracts for different types of infrastructure, including transportation infrastructure (i.e. roads & highways, airports, seaports, rails, etc.). Under this law, payments to concessionaires are subject to meeting and maintaining key performance indicators (KPIs) defined in any given contract.

PPP contracts assign risks to the party in the best position to control and mitigate its effects. Likewise, it must contain formulas for recognition of economic compensations to the concessionaire for the early termination of the contract and the constitution of a trust fund to manage the project’s resources.

The PPP Law introduced a distinction between public and private initiatives for PPP Projects. Public initiatives are defined by the granting authority and a qualified concessionaire is selected through a competitive bidding process. On the other hand, private initiatives have been introduced to allow the private sector to structure and propose to the granting authority a specific project or service.

The implementing legislation of the PPP Law is compiled by Decree 1082 of 2015 and was modified by Decree 438 of 2021, through which, some definitions associated with PPP were implemented, in order to align rules between projects and national and territorial prioritization, define liquidity mechanisms to avoid early termination of contracts in Private Initiative PPPs, promote competition and establish requirements for the presentation of private initiatives, among others.

Furthermore, Law 1682 of 2013 provides tools to overcome common bottlenecks that usually affect the feasibility of transport infrastructure projects. The main contributions of Law 1682 of 2013 are:

●	Improved planning. Requiring the public entities and persons responsible for planning transportation infrastructure projects to consider the impact the project will have on utility networks, cultural and archeological heritage sites, protected areas, communities and land acquisition, among other things, during the structuring phase.
●	Land acquisition. Authorizing both administrative and judicial expropriation procedures. Real estate owners are allowed to grant a voluntary irrevocable permission to access and perform the required works in the property and if such permission is not granted within 15 days following the administrative expropriation order, the granting authority may request the eviction of the owner. Judges may seize the property on the grounds of public interest within ten business days following the request of the corresponding granting authority.
●	Utility Networks. Providing guidelines for the relocation of utility networks, in particular regarding the allocation of costs between the infrastructure project and the public utilities suppliers.
●	Environmental licenses. Not requiring environmental licenses for works or activities related to maintenance, rehabilitation and improvement of transportation infrastructure projects. Instead, the concessionaire may prepare an adaptation plan for the environmental guide (Plan de Adaptación de la Guía Ambiental or “PAGA” for its acronym in Spanish). Decree 769 of 2014 provides which works and activities are considered “improvement” of transportation infrastructure projects and do not require an environmental license.
●	PAGA. Pursuant to Decree 769 of 2014, PAGA is an environmental plan that provides, among other things, an identification and evaluation of the environmental impacts that could be caused by the relevant project, activity or work, the related environmental management program, a list of the required environmental permits and a contingency plan. Unlike the environmental licenses, PAGAs do not need to be approved by the environmental authorities. The concessionaire submits PAGAs to the National Agency of Infrastructure (Agencia Nacional de Infraestructura or “ANI”, for its acronym in Spanish) and the intervenor for their approval or non-objection. However, any environmental permits listed on the PAGAs must be requested from and granted by the applicable environmental authorities prior to commencing construction of the respective functional unit.

4G – 5G Highway Concessions

In Colombia, five generations of road concessions have been developed since 1994, which have had as a differentiating aspect the allocation of risks between the contracting agency of the State and the private partner, as well as the complexity of the transactions.

The 4G Program, which includes Public and Private Initiative Projects, aims to reduce Colombia’s infrastructure deficit, and consolidate the national road network by creating continuous and efficient connectivity between production centers, the country’s main ports and country boundaries.

Since 2019, some modifications to the 4G program have been promoted, giving rise to the creation of the 5G Program, which was launched through the document CONPES 4060 “Bicentennial Concessions” and seeks to regulate some key aspects for the development of infrastructure, under the premises of project sustainability based on four pillars: institutional, social, environmental, and financial. This 5G Program implements contractual modifications aimed at improving property management, risks associated with natural disasters, climate change, economic compensation for commercial risk, among others. As a characteristic feature, the 5G program comprises not only toll roads concessions, but also river dredging and navigation concessions, airport concessions and railway concessions.

In January 2023, the Ministry of Transportation of Colombia signed Decree 050 of 2023, prohibiting an increase in toll rates based on the 2022 CPI, as defined in the PPP contracts. This decision is based on the government’s effort to control inflation, which led CPI to experience a 13,12% increase in 2022. However, the concession agreements provide mechanisms that compensate the difference between (i) the toll rates structure foreseen when the concessionaire submitted its bid, and (ii) the effects that the Decree 050 of 2023 has on the income of the toll rates; since the risk associated to toll rates increases is contractually assigned to the grantor.

During 2023, the CPI dropped. Thus, on December 29, 2023, the Ministry of Transportation issued Decree 2287 establishing that such entity will issue resolutions regulating toll rates increase beginning in January 2024, for toll stations under the purview of the National Institute of Roads (Instituto Nacional de Vías or “INVIAS” for its acronym in Spanish) and ANI. According to such Decree, toll rates will be adjusted in January in accordance with 2022 CPI. On January 15, 2024, the Ministry of Transportation issued Decree 20243040001125, by means of which it increased the toll rates for the INVIAS and ANI stations. Later in the year, it is expected that the rates will be re-adjusted in accordance with 2023 CPI.

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

Likewise, the following laws and decrees have been promoted in relation to Public and Private Partnerships (PPP) projects: Law No. 19,252 of 1993 Supreme Decree No. 900 of the Ministry of Public Works (MOP), Supreme Decree No. 956 of 1997 of the MOP, Law No. 20,128 of 2006, Law No. 20,190 of 2007 and Law No. 20,410 of 2010, all of which are aimed at facilitating the execution of projects under the PPP scheme.

The provisions of the concession contracts generally govern the term and termination of the concessions, the works to be carried out, the operation and maintenance obligations, government supervision, the maintenance reserve funds, certain fees payable to the government and the fees for toll that can be charged.

The concessionaire is responsible for the construction, financing, operation, and maintenance of the infraestructure in accordance with the standards, specifications, and designs established by the Ministry of Public Works or, failing that, in the bidding conditions, and is obliged to correct any defect in the road that arises during the term of the concession. In exchange for developing these activities, the concessionaire is entitled to retain substantially all toll revenues derived from the operation of the toll road during the term of the concession. The road itself and the accessories related to its operation remain the property of the government during the term of the concession.

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

Our commitment was recognized in our total score in the Dow Jones Sustainability Index for 2023, with a total score of 73, ranking us at the 99th percentile among our Oil & Gas Upstream & Integrated (OGX) industry peers and enabled us to be included in the Emerging Markets Index and the Latin American Integrated Market (Mercado Integrado Latinoamericano or “MILA”) Index. Additionally, Ecopetrol was selected as a member of Standard & Poor (“S&P”) Global’s 2023 Sustainability Yearbook.

The TESG pillar integrates technological innovation to environmental, social, economic and governance issues, enabling the exploration of innovative solutions which accelerate implementation and enhance scalability. In 2023, the Company updated its materiality and undertook a double materiality assessment that involves several internal and external stakeholders. As a result, 14 TESG issues were prioritized and four elements were identified as cross-cutting issues: (i) just transition, (ii) human rights, (iii) corporate governance and (iv) circularity. These four elements were not considered as elements to be managed, but rather acquired a strategic and enabling character for the material issues.

The double materiality approach adopted by Ecopetrol promotes a comprehensive view of sustainability management and the impact that ESG issues have on the Company’s financial performance, strategic objectives and reputation, while promoting transparency and accountability with the stakeholders.

The 14 material issues have a significant impact (positive or negative) on the ability to generate value in the short, medium, and long term and/or a significant relevance to stakeholders. Based on this analysis, we identified and prioritize the following topics:

●	Climate Change
●	Water
●	Biodiversity and Ecosystem Services
●	Air Quality
●	Materials and waste
●	Occupational health
●	Industrial and process safety
●	Human talent
●	Sustainable territories
●	Sustainable supply chain
●	Financial sustainability
●	Cybersecurity and information security
●	Innovation, science and technology
●	Ethics and transparency

The identification and prioritization of Ecopetrol’s stakeholders was also updated. This exercise allows the Company to establish more effective relationships based on the generation of trust and mutual benefit. As a result of this identification, the Company went from seven to eleven stakeholders: (i) State, (ii) employees, (iii) communities, (iv) partners, (v) suppliers and their workers, (vi) controlled companies, (vii) shareholders and investors, (viii) media, (ix) clients, (x) civil society and cooperation organizations, and (xi) the scientific and academic community.

Corporate Responsibility (which is overseen by Ecopetrol’s Vice-Presidency of Corporate Affairs and Ecopetrol’s Secretary General) is the area responsible for consulting the perceptions and expectations of the stakeholder groups with respect to the TESG material issues and the Company’s attributes as a corporate citizen.

In 2023, the results for each of the stakeholder groups were: 78% of employees, 83% of suppliers, 62% of communities and society, 63% of the local state, and 71% of the Company’s partners and associates ranked “most satisfactory” levels for alignment and deliver of the value promise. In 2023, the Company’s annual stakeholder survey collected stakeholder perceptions on our management of material issues, the level of satisfaction with the accomplishment of the value promises to each of the stakeholders, and stakeholder prioritization of ESG issues. The perceptions and expectations of the stakeholders and the results of the annual consultation are a vital input to allow us to update and maintain a current materiality assessment, which is the basis of the TESG element of the sustainability pillar of our corporate strategy.

Human Rights

In 2022, Ecopetrol completed an update to its human rights strategy, which emphasizes the need to embed a human rights perspective in the Company’s corporate strategy. Throughout 2023, Ecopetrol worked on taking concrete steps to implement this human rights perspective. As a result of this exercise, we achieved the strengthening of public commitment to respect human rights by updating internal guidelines (Guide on Human Rights, Human Rights Contract Annex for suppliers), on the identification and management of human rights risks, as well as on value chain management (both with suppliers and partners).

The Guide on Human Rights update incorporated new elements that allow the Company to strengthen its commitment to respecting and promoting human rights, which align with national and international standards. This new version of the Guide was built based on the expectations of stakeholders, and taking into account the rigor with which the Company has been evaluated by national and international actors regarding its management and impacts on human rights. The Guide includes (i) references to the Paris Agreement and the Escazú Agreement, (ii) the importance of contributing to the Sustainable Development Goals (SDGs), (iii) the incorporation of the commitment to the Convention on Biological Diversity and resolution 76/300 of the UN General Assembly on the human right to a healthy environment, (iv) the commitment to reject modern slavery and human trafficking, (v) the incorporation of the concept of “Just Transition” as an element of human rights management, among others.

Ecopetrol carried out two human rights risks assessments at a regional level (Orinoquia and Andina Oriente) and one assessment of its security process. These due diligence exercises allow the Company to identify, prevent, mitigate and, if applicable, remedy impacts on human rights. As a result, Ecopetrol established actions that counteract the risks and impacts identified.

With the objective of strengthening the strategic orientation on human rights, a training session on Human Rights and Business was held by Ecopetrol for 38 members of the boards of directors of the companies that integrate the Ecopetrol Group. The exercise was led by independent international experts.

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

In 2023, 117 total authorizations were granted, of which twelve were granted by the National Authority for Environmental Licenses (ANLA for its acronym in Spanish) and 105 were granted by the Regional Autonomous Corporations (CAR for its acronym in Spanish). These include environmental licenses and modifications, permits for the use and exploitation of natural resources and replacement resources. Moreover, 90 environmental permits were submitted for local and national authorities’ evaluation, and 35 archaeological programs were developed on site, based on the archaeological permits granted by the Anthropology and History Colombian Institute (ICANH, for its acronym in Spanish).

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

In 2023, Ecopetrol S.A. announced a methane emissions reduction target of (i) 45% by 2025 and (ii) 55% by 2030, with respect to a 2019 baseline. This target applies to direct operations in the upstream. Also, in 2023, Ecopetrol joined the sectorial initiative “Aiming for Zero Methane Initiative” led by the Oil and Gas Climate Initiative (OGCI), and confirmed its commitment to action on climate change by adhering to the Oil & Gas Decarbonization Charter (OGDC).

To achieve GHG reduction targets, we launched a decarbonization program focusing on five components: (i) management of GHG emissions information, ensuring the quality, integrity, consistency and transparency of the information reported; (ii) reduction of GHG emissions, identifying and implementing initiatives associated with the optimization of energy consumption, renewable energies, reduction of flaring, fugitive emissions and venting (methane), and development of emerging low-emission technologies; (iii) strategic portfolio management; (iv) emissions offsetting of residual emissions; and (v) climate risk management of physical and transition risks to define adaptation actions and assess business resilience.

In 2021, we verified our GHG emissions inventory for the 2017 – 2020 period through a third-party, Ruby Canyon Engineering, and the next third-party verification for the 2021-2023 period will be carried out in 2024.

In 2023, we reduced 581,532 tCO2e from new projects implemented during that year, exceeding the established annual target by 40%. The accumulated reduction for the 2020-2023 period is 1,491,645 tCO2e.

In addition to the efforts on decarbonizing our operations, we took additional measures to manage our climate-related risks and opportunities, through the following actions:

(i)

Climate related risks: physical risks have been evaluated in 95 strategic locations of our assets in Colombia, to identify and implement adaptation measures in the comprehensive management of water, ecosystems and biodiversity, infrastructure and to increase the capacity and resilience to extreme weather events. The analysis has considered seven physical risks related to chronic hazards (drought and heat stress) and acute hazards (precipitation, coastal flooding, river flooding, wildfire, and wind speed) under three climate scenarios presented by the Intergovernmental Panel on Climate Change (“IPCC”): (i) SSP 1- RCP 2.6°C, (ii) SSP 2- RCP 4.5, and (iii) SSP 5- RCP 8.5. For transition risks, the company ranked risks in accordance with their potential financial impact. This first analysis considered the market and regulatory risks and were evaluated under the three scenarios of the World Energy Outlook 2022 of the International Energy Agency (IEA): (i) Net Zero Emissions (NZE), (ii) Announced Pledges Scenario (APS), and (iii) Stated Policies Scenario (STEPS). In the APS and STEPS scenarios, the oil business shows resilience to volatility. However, this exercise cannot be considered as absolute, as the IEA scenarios do not consider the dynamics of local energy demand, especially in the natural gas market.

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

In 2023, Esenttia and the midstream segment companies (Cenit, ODL, Oleoducto Bicentenario (OBC), ODC and Oleoducto Central Ocensa) continue with their commitment to be carbon neutral. To maintain this goal, the companies implement a work plan under three focus areas: (i) a GHG emissions inventory, which estimates the total tons of CO2e emitted by the companies on an annual basis, (ii) an emissions reduction portfolio in energy efficiency and renewable energies, and (iii) applying the Natural Climate Solutions (NCS) as a compensation alternative, identifying opportunities to restore strategic ecosystems, protect biodiversity, improve ecosystem services and contribute to the construction of more sustainable economies in the regions where they operate.

In 2023, we set up a Carbon Trading Desk to meet Ecopetrol’s and potential clients demand for carbon credits.

The company sold nine million barrels of carbon compensated crude of Castilla Blend and Apiay Blend to the United States, Europe and Asia, and domestically commercialized 895 thousand barrels of carbon compensated premium gasoline to wholesale distributors and 5,905 tons of carbon compensated asphalt in Colombia. Ecopetrol’s carbon offset strategy covers direct GHG emissions generated throughout the product’s lifecycle, from its production process to its transportation to the Covenas terminal in the Colombian Caribbean or to the destination port agreed with our customers.

In 2023, ISA defined an annual consolidated goal relating to the company’s reduction of CO2e emissions. This goal integrated potential CO2e emissions reductions from the “Conexión Jaguar” program and emissions reductions generated from voluntary actions of eco-efficiency for the management of SF6, energy and water consumption, generation of waste, and other emissions reductions relating to remote work. The specific goals of CO2e emissions reductions associated with SF6 and energy consumption were 7,042 tCO2e and 351 tCO2e. By the end of 2023, the consolidated performance of CO2 emissions reduction by SF6 was 20,617 tCO2e, which represents 293% of the goal, and the reduction of CO2 by energy consumption was 1020 tCO2e which represents a fulfillment of 291% of the established goal.

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

In 2023, Ecopetrol ratified its commitment to be water neutral by 2045. The objective is to achieve a balance between the water required to operate, and the actions that reduce the direct water footprint, as much as economically and technically feasible, as well as to offset the remaining water consumption through conservation, replenishing and water, sanitation and hygiene (“WASH”) actions. To achieve this goal, Ecopetrol intends to undertake proactive actions, beyond environmental compliance, which are expected to enable us to manage water risks in the physical, regulatory, and reputational components, and generate social and environmental benefits.

During 2023, 152.8 million cubic meters of water were recycled, that is, 79% of the total water required to operate, which means a 16% increase compared to 2022. In addition, 41.3 million cubic meters of freshwater were withdrawn, which account for 21% of the total water required to operate, resulting in an 8% increase compared to 2022, mainly due to higher oil throughput in refineries.

These figures indicate a net increase in water efficiency, not only by the increase in water recycling and reuse, i.e. the highest in Ecopetrol’s history, but also in terms of freshwater intensity which was reduced to 1.27 barrel of water/barrel of oil (Bbl-water/Bbl-oil) in the Downstream segment (a decrease of 7% compared to 2022) and maintained at 0.3 Bbl-water/Bbl-oil in the Upstream segment. These results were leveraged by the fulfillment of the water management efficiency targets for 2023 and allow us to continue on the path towards water neutrality by 2045.

In terms of water footprint certifications, i2023, 10 assets were successfully verified by a third-party, based on the NTC-ISO 14046 standard.

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

(i)	Prevention and mitigation of biodiversity impacts:
●	Updated biodiversity information for decision-making and resilience analysis.
●	Incorporate the mitigation hierarchy in the planning and implementation of projects and operations.
(ii)	Implementation of nature-based solutions:
●	Large-scale interventions in priority areas to capture GHG emissions through NCS and generate additional biodiversity and social co-benefits.
●	Conservation initiatives to positively impact biodiversity and ecosystem services.

Results related to positive impacts on biodiversity include the following:

●	We have designated 20 areas owned by the Company for conservation purposes known as “eco reserves”, five of which were designated as such in 2023; conserving over 15,583 hectares and protecting over 500 species. Noteworthy species include turtles, birds, and poison frogs, among others.
●	Additionally, we have developed sustainable cattle grazing systems covering 373 hectares, implemented agroforestry actions on 216 hectares, and restored 1,505 hectares across different ecosystems. Currently, we have 1,740 active conservation agreements supporting the preservation of 167,922 hectares of strategic ecosystems under continuous monitoring.
●	Through the Wildlife Project, we implemented actions to protect 17 threatened fauna and flora species in key three ecosystems in Colombia, including palms, fish, monkeys, alligators, manatee and birds.

In 2023 we also implemented two pilots to assess impacts, dependencies, risks, and opportunities associated with natural capital, in line with the TNFD – Taskforce on Nature financial disclosure framework.

Circular Economy

Our circular economy model is a key driver that contributes to advance in the energy transition, achieve the net-zero emissions and water neutrality targets, and advance in achieving closed-loop cycles of materials and waste, and diversification of new businesses. Specifically, the adoption of a circular economy model allows us to:

(i)	further promote the efficiency in the use of materials, waste and resources like water and increase the recovery capacity of ecosystems,

(ii)	foster the identification of new business models that generate economic, environmental, and social benefits, and
(iii)	increase innovation, technological advances and research and development of new products and services.

To date, Ecopetrol has 363 circular initiatives which are in different stages of maturity; 97 of which have been implemented and another 99 are currently in execution.

Clean Air and Quality of Fuels

Ecopetrol seeks to promote prevention and mitigation actions for reducing air quality impacts, through a clean air roadmap which aims to reduce emissions of criteria pollutants, and to ensure environmental compliance based on operational practices.

Air quality was identified as a material issue in the 2023 materiality analysis. In the past three years, specific actions have been defined through the clean air roadmap to improve operational discipline and to identify synergies for reduction of criteria pollutants based on ongoing decarbonization initiatives as well as energy transition and clean fuels agendas.

Actions undertaken include verifying internally the criteria pollutants emissions inventory for the 2021-2023 period, and started the evaluation of key initiatives in accordance with the best practices related to air quality management s and objectives of the World Health Organization (WHO) Air Quality Guidelines. Based on the above, 2023 goals were defined for the upstream and downstream segments, aiming to gradually reduce nitrogen oxide, sulfur oxide and volatile organic compound emissions, which will be reviewed and updated on yearly basis.

Ecopetrol is also committed to improving fuels quality to contribute to better air quality across the whole country and comply with and exceed fuel quality regulations. Taking advantage of being an integrated company, after April 2018, we have been significantly reducing the sulfur content in our diesel B2 (98% fossil and 2% biodiesel). In 2023, the diesel and the gasoline that we distributed in Colombia had an average of 11.8 ppm and 46.1 ppm of sulfur, respectively, below the current local regulations of 15 ppm in diesel and 50 ppm in gasoline. Moreover, in the last quarter of 2023, Ecopetrol started the distribution of premium gasoline with less than 15 ppm of Sulfur to make the introduction of vehicles with cutting edge emissions control technologies viable.

Waste Management

Ecopetrol aims to substantially act on waste prevention, reduction and reuse, based on a circular economy framework. The waste management strategic pillar has three main objectives: (i) source reduction (ii) material recovery, and (iii) implementation of new technologies.

During 2023 a total of 569,019, tons of waste were generated, which account for a 24% increase compared to 2022 mainly due to an increase in road construction and maintenance activities, new locations, and dismantling and abandonment activities in Piedemonte and exploration assets. In addition, a new data gathering tool was launched, in order to improve data quality and accuracy.

Prevention and Remediation of Environmental Impacts caused by Operational Incidents

As of December 31, 2023, 15.29 barrels of hydrocarbon were spilled due to operational causes (with two incidents being greater than one barrel), which account for a 76% decrease compared to 2022 (i.e. with three incidents being greater than one barrel). This value was below the internal maximum threshold of 63.7 Bbls which was set for 2023, achieving the best performance for the Company in the past five years. This is the result of the systematic execution of the integrity and reliability plans, where more than 128 km of pipelines have been replaced between 2022 and 2023. Moreover, the following two actions were implemented: (i) an environmental sensitivity criteria was included within the operational risk analysis, in order to prioritize infrastructure interventions, and (ii) the methodology for calculating spilled volumes was modified, standardized and deployed.

3.11.1	Energy Initiatives

We have been undertaking significant efforts to make efficient and rational use of energy resources in our production processes and to reduce energy consumption, costs, and carbon dioxide emissions. Our pillars are efficiency, reliability, optimization, and energy diversification.

During 2023, the Ecopetrol Group incorporated 472 MW from non-conventional renewable energy sources into its energy portfolio that are either under construction or are currently operating. In addition to the 208 MW incorporated in 2022, 264 MW from initiatives were added in the construction stages and close to starting execution.

Production

During 2023, our production segment had an average energy consumption of 5.2 TWh (Terawatts per hour) for its direct operation, of which 56% was provided through self-generation and the remaining 44% with non-regulated energy purchased from the National Transmission System.

In renewable energy:

La Cira Solar Project, located in the municipality of Barrancabermeja, with an installed capacity of 56 MW, is expected to start commercial operation in the first half of 2024.

A Project in Meta with an installed capacity of 99 MW is about to enter in the execution phase of the project.

Ecopetrol is the offtaker of PPA offsite from biomass generation plant located in the municipality of Villanueva for 25 MW.

Transport

During 2023, our transport segment had an average energy consumption of 1.1 TWh (Terawatts per hour) for its direct operation, from which 69% was provided by non-regulated energy purchased from the National Transmission System and the remaining 31% was provided through self-generation.

In renewable energy:

The following subsidiaries have ongoing projects: CENIT has three solar farms under construction for 16 MW; OCENSA has two solar farms under construction for 12 MW; and ODC has one solar farm under construction for 7 MW. The commercial operation date of these farms will be in 2024.

Refining

During 2023, our Barrancabermeja and Cartagena refinery’s average energy consumption was 1.8 TWh (Terawatts per hour), provided through self-generation.

In renewable energy:

Refinería de Cartagena Solar Project, located in the municipality of Cartagena, was under construction with an installed capacity of 23 MW. Its commercial operation date will be in the first half of 2024.

La Iguana Solar Project, located in the municipality of Barrancabermeja with an installed capacity of 26 MW, will start construction in 2024.

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

The results of the HSE performance in 2023, compared with the prior year, were as follows:

●	The severity of occupational incidents increased in 2023 compared to 2022, with two fatalities recorded in 2023, as opposed to zero fatalities in 2022;
●	The Total Recordable Injuries Frequency (TRIF) was 0.27 in 2023, compared to 0.33 in 2022. The TRIF represents the number of employee or contractor injuries that require minimum medical treatment for every million hours worked, including fatalities, days away from work, restricted work and medical treatment cases;
●	The incidence of road accidents decreased to five road accidents in 2023, as opposed to seven accidents in 2022. Ecopetrol has focused its efforts on technology for the control of vehicles and drivers, implementation of a corporate campaign on road safety focused on controlling driver habits.
●	Three Tier 1 process safety incidents in 2023 compared to two incidents in 2022;
●	A decrease of 76% in the amount of oil spilled. In 2023, 15.29 barrels were spilled as compared to 63.7 barrels in 2022.

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

In 2023, 33 recordable cases occurred, where 9% led to restricted work, 9% required medical treatment, 76% led to lost days, and 6% (two) were fatal incidents.  Additionally, we had a 23% decrease in the number of recordable cases compared to 2022, primarily as a result of improvement of risk analysis in operational activities, prior assurance of HSE risks and skills development, and strengthening HSE skills in refining.

Graph 7 – Total Recordable Injuries Frequency – Employees and Contractors (*) (**)

*    Number of employee or contractor injuries requiring minimum medical treatment for every million hours worked.

**    Includes data for Ecopetrol S.A. but does not include data for subsidiaries of Ecopetrol.

Contingency Plans and Environmental Remediation

To protect and minimize potential damage to people, the environment, or assets, due to contingencies, Ecopetrol has developed  emergency and contingency plans to guarantee immediate, timely and effective intervention in the event of emergencies or contingencies  that may occur in our facilities and operations. These plans have been appropriately documented, updated, and distributed internally, with our professionals that oversee these plans having been trained to do so.

Emergency and contingency response plans are prepared in accordance with Colombian legal requirements and considering internal emergency guidelines. These plans, which have the approval of the ANLA, are articulated with municipal emergency response strategies and risk management procedures of the territories where we operate.

The main results obtained in the implementation of the emergency and contingency plans for 2023 by Ecopetrol S.A. are presented below:

●	36 updated emergency and contingency plans that include identifying emergency and disaster scenarios, strategies, and procedures to respond to emergencies of a technological origin (spills, fires, explosions, events involving hazardous materials, emergencies of natural origin, socio-natural, anthropic, of electrical origin, events that affect people, among others) caused by other types of operational or environmental risks.
●	Definition and implementation of resources, equipment, and tools.
●	Planning and management of emergencies under the “Incident Command System” model adopted in 2011 under the USAID – BHA (United States Agency for International Development – Bureau for Humanitarian Assistance) methodology.
●	Execution of 358 drills in 2023 where all types of emergency scenarios were tested.
●	Definition of mechanisms for activation, notification, reporting to entities and authorities, and early warning system to communities.
●	Signing of seven mutual assistance schemes with formalized cooperation and coordination schemes in various regions of the country signed with other oil and gas companies located in the geographic area of influence of the Company’s facilities.
●	Consolidation and management of geographic, thematic, operational and situational information of emergencies supported by technological enablers such as the OGI (opportunity, geo-positioning and innovation) and COBRA (Ecopetrol’s tool for the creation and operation of an emergency brigade) software.
●	Training programs for workers who are part of the emergency response brigades.

Ecopetrol S.A. continuously implements training programs for all personnel involved in emergency or contingency response plans. In 2023, 1,393 trainings took place to improve our employees’ skills.

Graph 8 – Trained Personnel 2023

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

We report Tier 1 process safety events per million hours worked, which are the losses of primary containment of greatest consequence causing harm to a member of the workforce, costly damage to equipment or exceeding defined quantities according to API754. The reporting thresholds for API754 Tier 1 is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process that results in one or more health, safety or environmental consequences set forth under those guidelines. In 2023, there were 0.02 Tier 1 process safety incidents per million hours worked consistent with the 0.02 recorded in 2022.

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

Incidents with an impact on the environment

As of December 31, 2023, 15.29 barrels of hydrocarbon were spilled due to operational causes (with two incidents being greater than one barrel), which account for a 76% decrease compared to 2022 (i.e. with three incidents being greater than one barrel). This value was below the internal maximum threshold of 63.7 Bbls which was set for 2023, achieving the Company’s best performance in the past five years. This is the result of the systematic execution of the integrity and reliability plans, where more than 128 km of pipelines have been replaced between 2022 and 2023. Moreover, the following two actions were implemented: (i) an environmental sensitivity criteria was included within the operational risk analysis, in order to prioritize infrastructure interventions, and (ii) the methodology for calculating spilled volumes was modified, standardized and deployed.

Corrective and mitigation actions implemented by Ecopetrol S.A.

In due course, Ecopetrol S.A. carried out all the social, environmental, and technical actions to fully attend the event and mitigate potential damages and manage the incident, in compliance with corporate practices, contingency plans and national requirements established in Law 1523 of 2012 and the Decree 1868 of 2021.

Investigations and legal claims

Investigations

As of the date of this annual report the following investigations are being conducted by environmental authorities and control agencies in respect of the incident:

On January 20, 2020, Ecopetrol S.A. was informed that the ANLA, in the course of the administrative process initiated by said authority as a consequence of the events occurred during the Lisama 158 well spill, decided to impose a fine on Ecopetrol S.A. in an amount of COP 5,155 million. In the course of said administrative process, the ANLA exonerated Ecopetrol S.A. from liability for some charges, due to the fact that ANLA evidenced that Ecopetrol S.A. had activated its contingency plan and implemented the corresponding actions. It also mentioned that Ecopetrol S.A.’s environmental control actions were taken in an appropriate manner. Nonetheless, it decided to impose the fine, because the ANLA considered that the actions were not taken in a timely manner and because, it considered that Ecopetrol S.A. did not adopt and implement the necessary actions to correct the mechanic failures in the well, in order to prevent the environmental damage. On February 11, 2020, Ecopetrol S.A. filed a reconsideration appeal before ANLA requesting the reversal of this decision. On February 9, 2021, through Resolution 290, the decision of the ANLA was announced and reduced the fine to approximately COP 3.864 million. The file is now closed by the environmental authority.

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

An initial suspension order against those Ecopetrol S.A. workers was at first issued and lifted in August 2018. Currently, their investigations finished the probationary stage. On August 1st, 2023, the Attorney General’s Office notified its decision to conclude the disciplinary investigation and ordered the matter to be archived.

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

Agreement with fishermen and fish traders reviewed by the Prosecutor’s Office

On July 28, 2021, Ecopetrol S.A. and a fishermen group certified by the Fishing and Aquaculture National Authority (“AUNAP” for its acronym in Spanish), made an arrangement for an economic recognition regarding the effects of the Lisama 158 event. Ecopetrol S.A. reached an arrangement with AUNAP, as well with the local fish traders associations from Barrancabermeja ASOCORAMB (Asociación De Comerciantes Del Sector La Rampa De La Ciudad De Barrancabermeja) and ASOCOPROPAL (Asociación de Comerciantes de Pescado). Due to these arrangements, 940 fishermen and 118 fish traders received compensation of COP 8,426,680,523. The Prosecutor’s Office reviewed and approved such agreement in the application of the discretionary prosecution principle (“Principio de Oportunidad” in Spanish). Additionally, two criminal judges have also reviewed and approved the agreement and have monitored and verified its full compliance to the present day. The last of these decisions was issued on August 18, 2023 by the Third Criminal Judge of Barrancabermeja Circuit.

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

On March 22, 2018, Ecopetrol S.A. made a claim to Mapfre Seguros Generales de Colombia S.A., based on its Control of Well Policy and received the USD 19 million in October 2019. Thereafter, as a result of the third-party liability policy claim objection, Ecopetrol S.A. has taken the relevant actions to obtain the guaranteed coverage of guarantors. On February 27, 2020, Ecopetrol S.A. filed a lawsuit against Mapfre Seguros Generales de Colombia S.A. to obtain recognition and payment of COP 128,807,833,685 based on civil liability. The court admitted the lawsuit on January 20, 2022, but as of the date of this annual report the court has not scheduled a hearing date.

3.11.2.2	Cenit

Cenit incorporates the Occupational Health and Safety Management System through its “Commitment to Life and Process Safety” element, which defines a set of principles, actions, tools and documentation, articulated among themselves to manage industrial safety risks, health at work, environment and process safety in the Company. The “Commitment to Life and Process Safety” element is based on HSE regulatory compliance, as well as the best practices in the industry, which allows us to protect the integrity of our staff, the environment and infrastructure.

The scope of coverage of the Occupational Health and Safety Management System under its Element Commitment to Life and Safety of Processes, applies to all Cenit workers directly linked, by temporary mission or other type of connection established by law, and/or those who carry out their work in any of the facilities, pipeline network, polyduct network and/or under the control Cenit operation. In addition, it applies to all Cenit processes, activities and tasks carried out by our own personnel, contractors, subcontractors and visitors.

The objective of SG SST Cenit is to define a strategy to achieve results and demonstrating actions that prioritize people’s safety, operations, care for the environment and a generation of healthy work environments.

The following table covers CENIT’s TRIF for 2021, 2022 and 2023, which includes direct employees and subcontractors. The table presents statistics related to the maintenance, operation and execution of projects in the transportation of hydrocarbons.

Table 49 – Performance Indicators(1)

	For the year ended December 31,
Metric	2023	2022	2021
Man-hours	25,144,351	22,682,665	20,006,240
Recordable accidents	3	4	6
Total recordable incidents frequency (TRIF)	0.12	0.18	0.30
(1)	Includes data for CENIT but does not include data for subsidiaries of CENIT
3.11.2.3	Cartagena Refinery

In 2023, approximately five million man-hours were employed conducting Cartagena Refinery’s business activities. Our HSE performance indicators for Total Recordable Incidents Frequency (TRIF), Process Safety Incident (PSI), and Environmental Incident (EI) were well within our established expectations.

The following table covers Cartagena Refinery’s TRIF for 2021, 2022, and 2023 which includes Ecopetrol Operation and Maintenance (O&M), Cartagena Refinery and subcontractors. The table presents statistics related to operating and maintenance activities. Cartagena Refinery has not reported fatalities during the period 2021 – 2023.

Table 50 – Performance Indicators

	For the year ended December 31,
Metric	2023	2022	2021
Man-hours	4,990,444	7,254,166	6,194,468
Recordable accidents	4	2	8
Total recordable incidents frequency (TRIF)*	0.80	0.28	1.29
Environmental Incidents (EI)	—	—	—
Process Safety Incidents (PSI)	—	—	—
*	These risks were associated with normal operations.
3.11.2.4	ISA

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

Accident Management

During 2023, exposure to occupational risk decreased by 8.65%, with 4,202,525 less man-hours of work compared to 2022, primarily as a result of implementation of the “Connected with Life” program, and establishing controls implementing a cultural transformation model. Also, in 2023, the integrated accident frequency rate (own personnel and contractors) decreased by 56.78% with the new TRIF methodology specified below (see footnote 3 to Table 51) compared to 2022. Throughout the year, the number of work accidents per 1,000,000 hours of work has been lower, as set forth in the table below:

Table 51 – Integrated Frequency Index for Employees and Contractors

	For the year ended December 31,
Metric	2023	2022	2021
Man-hours worked	44,400,342	48,602,913	44,556,988
Total accidents	137	347	379
Frequency rate	3.09	7.14	8.51
(1)	The Ruta Costera company is included in 2023 results.
(2)

For 2021 and 2022, the frequency rate was calculated as: (Occupational accidents in the period/man-hours of exposure during the period) *1,000,000. It considers all workplace accidents, including those that did not result in lost time injuries. These risks were associated with normal operations.

(3)

For 2023, the frequency rate was calculation method was Total Recordable Injury Frequency (TRIF), which is calculated as: the number of injuries from all workplace incidents or illnesses that either took place at work or were the result of work - related activities) divided by the numbers of hours worked, multiplied by 1,000,000.

Fatal Accidents

During 2023, zero fatal accidents occurred in companies controlled by ISA.

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

In 2023, the transportation services provided by Ocensa to Ecopetrol S.A. under these two agreements amounted to USD 1,184.64 million.

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

In January 2022, Ecopetrol and Ocensa entered into a crude oil supply contract, pursuant to which Ecopetrol will supply blending and light mixing crude oils for the operation of Ocensa’s pumping equipment. The price of the contract is determined by a formula for each type of crude oil. The term of the contract is one year, renewable for an additional one-year term. In 2023, Ecopetrol S.A. received an aggregate sum of USD 13.94 million; under these two agreements.

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

In 2023, Ocensa provided transportation services to Hocol, as assignee of transportation rights from original shippers and was paid USD 23.43 million for such services.

Oleoducto de Colombia S.A. (ODC)

Ecopetrol S.A. entered into the following agreements with its 73%-owned subsidiary, ODC:

In July 1992, a ship-and-pay agreement was signed for the transportation of hydrocarbons. Pursuant to this agreement, Ecopetrol S.A. must pay a previously agreed tariff for the volume of hydrocarbons transported. The duration of this agreement is indefinite; however, the contract will remain in force as long as Ecopetrol S.A. holds shares in Oleoducto de Colombia S.A., whether directly, or through an affiliate. As of January 2013, the parties agreed that the applicable tariff would be the one set by the Ministry of Mines and Energy (the MME Tariff). The last tariff update by the MME was in 2019 for a four-year term, with a yearly adjustment based on macroeconomic variables. In 2023, payments made by Ecopetrol S.A. under this agreement amounted to USD 156.61 million.

In March 1998, a joint operation agreement was signed for the TLU-1 Coveñas buoy. The duration of this agreement is indefinite and can be terminated by mutual agreement. In December 2013, Ecopetrol S.A. assigned its rights under this agreement to Cenit, though Ecopetrol S.A. kept its role as operator under the agreement. On September 15, 2021, Ecopetrol S.A. ceased its role as agreement´s operator. Pursuant to the terms of this agreement, on October 24, 2022, Ecopetrol S.A. reimbursed ODC USD 1.8 million for the return of prepayments generated in the operations executed in the framework of the contract. On January 2023, Ecopetrol S.A. reimbursed ODC USD 0.51 million as a result of the termination of the agreement.

In September 1999, a joint operation agreement was signed for the TLU-3 Coveñas buoy between Ocensa, ODC and Ecopetrol. The duration of this agreement is indefinite. In December 2013, Ecopetrol S.A. assigned its rights under this agreement to Cenit, though Ecopetrol S.A. kept its role as operator under the agreement. On September 15, 2021, Ecopetrol S.A. ceased its role as operator and pursuant to the terms of the agreement. On January 2023, ODC reimbursed Ecopetrol S.A. USD 0.38 million as a result of the termination of the agreement.

ODC has entered into the following agreements with some of our other subsidiaries:

Between March 1992 and January 1993, Hocol, Equion and Santiago Oil Company each entered into agreements with ODC for the transportation of crude oil through the Vasconia-Coveñas pipeline. The term of each of these agreements is indefinite. As of January 2013, the applicable tariff is the one set by the Ministry of Mines and Energy. In 2023, the transportation fees billed by ODC were: Equion (USD 0.31 million) and Hocol (USD 1.37 million).

On December 23, 2022, ODC entered into a crude oil transportation contract with Equion. The term of this agreement is one year, effective as of January 1, 2023. The agreement applies the current tariff established by the Ministry of Mines and Energy. On December 26, 2023, an amendment to the agreement was executed by means of which the term was extended for an additional year. As of December 31, 2023, the advance payment balance is USD 0.004 million.

Oleoducto de los Llanos Orientales (ODL)

Ecopetrol S.A. has entered into the following agreements, among others, with its 65%-owned subsidiary, ODL:

In December 2009, Ecopetrol S.A. entered into a service agreement with ODL to transport crude oil. This agreement was replaced in January 2014 by a new agreement that expired in December 2020. This is a ship-or-pay agreement covering 167,000 bpd for 2014, 149,000 bpd for 2015 and 139,000 bpd until 2020. In January 2017, this agreement was amended in order to maintain the economic and commercial balance for the parties, based on changes to the standard condition of the system (to transport crude oil with a 690 cStk viscosity), reducing the “ship-or-pay” capacity from 139,000 bpd to 129,139 bpd until December 2020. On March 5, 2021, Ecopetrol S.A. and ODL entered into an amendment that adjusted terms and definitions, in order to transport barrels that were paid for but were not transported. On November 25, 2021, Ecopetrol S.A. entered into an amendment that adjusted terms and definitions of the applicable TRM and extended the term to provide ship-and-pay transportation services until November 2026. Payments by Ecopetrol S.A. under this contract were COP 1,129.01 billion in 2023.

On August 1, 2015, ODL entered into an indefinite management agreement with Oleoducto Bicentenario by means of which ODL receives legal representation and provides management services to Oleoducto Bicentenario. On August 1, 2017, the agreement was amended in order to change the way ODL is remunerated by this service, improving the structure of the agreement. Pursuant to the terms of this agreement, Bicentenario paid to ODL COP 9.12 billion plus applicable taxes in 2023.

Ecodiesel

Ecopetrol S.A. entered into a supply agreement for the Barrancabermeja refinery, with Ecodiesel Colombia S.A. (“Ecodiesel”), a company in which Ecopetrol S.A. has a 50% equity interest. The current agreement began on February 1, 2021 (“renewed agreement”) and expires on January 31, 2026. Pursuant to the terms of the renewed agreement, Ecodiesel must deliver to Ecopetrol S.A. and Ecopetrol S.A. must in turn purchase a minimum of 50,880 barrels of Ecodiesel’s biodiesel production each month. Payments vary depending on the purchased volumes and the prices of biodiesel. In 2023, Ecopetrol S.A. paid a total of COP 540.3 billion under the current agreement.

Additionally, Ecopetrol S.A., as Cartagena Refinery’s legal agent, signed another supply agreement with Ecodiesel on October 1, 2020, that is valid until September 30, 2023 and on October 4, 2023, Ecopetrol S.A. as Cartagena Refinery´s legal agent, signed a new supply agreement with Ecodiesel, that is in effect until March 31, 2025. Pursuant to the terms of the first this agreement, Ecodiesel must deliver to Cartagena Refinery, and Cartagena Refinery must in turn purchase a minimum of 10,400 barrels of Ecodiesel’s biodiesel production each month. In 2023, Cartagena Refinery paid a total of COP 100.2 billion to Ecodiesel under this agreement. Under the terms of the new agreement, Cartagena Refinery must purchase a minimum of 12,000 barrels of Ecodiesel’s biodiesel production on a monthly basis. Between October and December of 2023, Cartagena Refinery paid a total of COP 28.4 billion to Ecodiesel under this agreement.

In 2023, Ecopetrol S.A. bought COP 540.3 billion worth of biodiesel from Ecodiesel for its own consumption and COP 128.6 billion worth of biodiesel for Cartagena Refinery’s consumption.

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

As of the date of this annual report, Savia Perú has no pending or outstanding obligations to Ecopetrol S.A., under this loan agreement. Savia Perú is no longer a related party to the Ecopetrol Group.

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

See section Financial Review––Financial Indebtedness and Other Contractual Obligations.

Although the Colombian Government, through the MHCP, was the majority shareholder of ISA, as well as our largest shareholder, the Acquisition was structured and negotiated on an arm’s length basis. Ecopetrol S.A. and the Colombian Government each engaged their own financial advisors and legal counsels for purposes of consummating the Acquisition. In addition, for purposes of determining ISA’s valuation, Ecopetrol S.A. engaged two experienced investment banking firms and a separate independent advisor to deliver a fairness opinion related to ISA’s valuation and Ecopetrol S.A.’s final purchase price proposal. Moreover, our Board of Directors, which is composed by a majority of independent members (eight of nine members are independent), retained full oversight and autonomy to approve the Acquisition, with the non-independent member abstaining from determinations relating to the Acquisition. In line with the aforementioned, on March 25, 2021, our Board of Directors approved the establishment of a temporary special committee comprised of independent board members to help it evaluate the valuation of ISA, the price range and/or the price of the Acquisition. The Acquisition Price for our 51.4% acquired interest in ISA was unanimously approved on July 30, 2021, by our Board of Directors.

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

We have an agreement with the ANH by which we purchase all crude oil delivered to the ANH as royalties and economic rights by us and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol S.A. and the ANH that reflects our crude export sales prices, a quality adjustment for API gravity and sulfur content, transportation rates from the wellhead to the export ports or internal refineries, marketing fee and diluent cost. We sell the physical product purchased from the ANH as part of our ordinary business.

For the period between January 2023 and December 2023, we purchased 32 million barrels of crude oil from the ANH corresponding to royalties and economic rights paid in kind by oil producers in Colombia. The previous agreement between the ANH and us ended on June 30, 2023, and a new agreement was then executed by ANH and us for a term of July 2023 to June 2026. See section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Royalties for a description of the current royalty scheme.

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

In addition, as an importer and refiner of hydrocarbons in Colombia, Ecopetrol S.A. and Cartagena Refinery are counterparties of the FEPC. See section Business Overview—Applicable Laws and Regulations—Regulation of Refining and Petrochemical Activities—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC). Pursuant to that regulatory framework, for the year ended December 31, 2023, Ecopetrol S.A. recorded COP 16.4 trillion in accounts receivable due from FEPC, while Cartagena Refinery recorded COP 4.1 trillion in accounts receivable due from FEPC.

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

In 2023, BGRe increased its level of retention from USD 127.5 million to USD 145 million, supported by a retention capacity study, which was carried out in 2022.

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

As a proactive strategy to deal with the hardening conditions of the worldwide reinsurance market for the last three years, in July 2020, Ecopetrol S.A. became a member of the Everen. Everen is an energy industry mutual insurance company based in Hamilton, Bermuda, established since 1972. This organization operates based on the concept of mutualization, in which several companies threatened by similar risks and with comparable exposure profiles decide to constitute a common fund, based on the individual contribution of each one, depending on the size of their operation and the estimated losses they may suffer as a result of the materialization of such risks. Everen insures assets worldwide for a total value over USD 3.5 trillion. Its credit rating is A (S&P) and A2 (Moody’s). Currently, more than 68 companies in the world are members of Everen. Ecopetrol Group, as a member of Everen, has access to cost - effective insurance capacity with a minimum deductible of USD 10 million and up to USD 450 million per occurrence for all owned assets.

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

Table 52 – Category A: Coverages through the Everen and Reinsurance and Insurance Market for the Downstream Segment

	Limit (eel / agg)(1)		Deductible		Ecopetrol
USD Millions	Onshore	Offshore	Onshore	Offshore	Downstream	Cartagena Refinery	Esenttia
Policies
Property all risk	2,700	N/A	5.0	N/A	X	X	X
Sabotage and terrorism	600	N/A	0.5	N/A	X	X	X
(1)	Eel: each and every loss. Agg: Aggregate.

Table 53 – Category A: Coverages through the Everen and Reinsurance and Insurance market for the Upstream segment

	Limit (eel / agg)(1)		Deductible		Ecopetrol		ECP
USD Millions	Onshore	Offshore	Onshore	Offshore	Upstream	Hocol	America	Permian
Policies
Property all risk(2)	650	650	1.0	1.0	X	X	X	X
Sabotage and terrorism(3)	600	600	0.5	0.5	X	X	N/A	N/A
Control of wells(4)	800	800	1.0	5.0/6.0	X	X	X	X
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	USD 200 million Property All Risk but USD 350 million Maximum Loss limit and in the aggregate in respect of earthquake. Everen limit of USD 450 million applies as primary layer of those limits.
(3)	Sabotage & Terrorism Offshore only applies for Colombia.
(4)	USD 350 million Control of Wells Maximum Loss limit. Everen limit of USD 450 million applies as primary layer of those limits.

Table 54 – Category B: Transversal Coverages through the Traditional Insurance and Reinsurance Market for the Downstream, Upstream and Midstream Segments

	Limit			Cartagena		Esenttia			Santiago	ECP									ECP	ECP
USD Millions	(eel / agg)(1)	Deductible	Ecopetrol	Refinery	Esenttia	MB	Equión	Hocol	Oil	America	Permian	Brazil	Cenit	Ocensa	ODL	OBC	ODC	Invercolsa	Trading Asia	Trading LLC
Policies
Third party liability(2)	500	10.0	X	X	X	X	N/A	X	N/A	X	X	N/A	X	X	X	X	X	N/A	X	X
Crime	60 / 120	0.5	X	X	X	X	X	X	N/A	X	X	X	N/A	N/A	N/A	N/A	N/A	X	X	X
Directors & Officers	145	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Cargo	50 / 120	3% dispatch	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	X	X
Charterers	750	0.02	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	X	X
Cyber(3)	50 / 150	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	Ecopetrol Permian’s limit is USD 175 million.
(3)	Coverage through the Everen and reinsurance and insurance market. Coverage under section 1 (buyback for property) does not apply to midstream subsidiaries.

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

Table 55 – Midstream’s Program

	Limit (eel / agg)(1)		Deductible
USD Millions	Onshore	Offshore	Onshore	Offshore	Cenit	Ocensa	ODL	OBC(7)	ODC
Policies
Property all risk(2)	200	200	0.5	0.5	X	X	X	X	X
Sabotage and terrorism(3)	70/25	30	0.1	0.2	X	X	X	X	X
Third party liability	100	100	0.1	0.5	X	X	X	X	X
Environmental Liability(4)	20	N/A	1.0	N/A	X	X	X	X	X
Directors & Officers(5)	90	N/A	N/A	N/A	X	X	X	X	X
Crime	50	N/A	0.2	N/A	X	X	X	X	X
Cyber(6)	15	15	0.5	0.5	X	X	X	X	X

(1)Eel: each and every loss. Agg: Aggregate.

(2)USD 200 million each company and an aggregated excess shared limit of USD 750 million (aggregate for the policy period 12 months).

(3)Does not include Caño Limón – Coveñas (CLC) and Oleoducto Transandino (OTA) systems owned by Cenit.

(4)Environmental liability gradual pollution coverage, which consists of two different policies; one for pipelines and one for stations.

(5)Aggregate limit of USD 90 million worldwide coverage. Deductible only for coverage No.2 in the USA.

(6)Cyber Risk. Property damage exclusion which includes buy-back coverage.

(7)

On December 28, 2023, Oleoducto Bicentenario merged with Cenit Transporte y Logística de Hidrocarburos S.A.S., with Oleoducto Bicentenario ceasing to exist and all of its assets and liabilities, rights and obligations being assumed by Cenit Transporte y Logística de Hidrocarburos S.A.S.

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

Our corporative insurance program is focused on addressing insurance needs related to operating a hydrocarbons - oriented business, however, the “Risk Retention and Transfer” strategy is currently designing and reviewing our current insurance needs in order to get coverage for the new low emission projects. We are constantly monitoring the international insurance markets to analyze and review alternatives solutions and assure proper coverage for future projects. In 2023, we analyzed different alternatives of coverages that we will look into implementing as soon as the Company gets ready to initiate the low emission projects.

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

In order to strengthen its insurance program, in 2014, ISA registered Linear Systems Re as the captive insurance company for the group. As of the date of this annual report, Linear Systems Re has USD 9.3 million as shareholder equity and participated in the placement of Property damage, Sabotage & Terrorism and Construction All Risk Policies (AR/EAR) allowing direct access to the commercial reinsurance markets.

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

According to the above, the main policies of the corporate insurance program correspond to the following:

Table 56 – ISA’s Program

	Limit (eel /		ISA &
USD Millions	agg)(1)	Deductible	Colombia	Perú	Chile	Bolivia	Brasil	Argentina
Policies
Property all risk(2)	80	Various	X	70	80	10	25	N/A
Sabotage and terrorism (S&T)	50	Various	X	20	20	10	N/A	N/A
Equipment Electric (EE)(3)	124	10%	X	39	15	N/A	18	3
Construction All Risk	75	10%	X	X	X	N/A	X	N/A
Directors & Officers	50	N/A	X	X	X	X	11	X
Cyber(4)	60	5	X	X	X	X	X	X
Crime	20	0.20	N/A	X	X	1	N/A	1
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	The deductible of 2% loss and a minimum that depends on the sum insured for machinery and equipment in each country.
(3)	Deductible applies 10% each and every loss of the loss minimum USD 250.
(4)

The policy is composed of two limits: (i) Traditional Cyber, with a limit of USD 35M, excess of USD 5M, and (ii) cyber damage, with a limit of USD 25 M, excess of 2% insurable value of the asset. The program is placed as a master program in Brazil and Argentina, for regulatory purposes.

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

As of December 31, 2023, the Ecopetrol Group had 19,659 employees, an increase of 4% compared to 2022, equivalent to 754 employees, primarily due to (i) a staffing adjustment in accordance with the implementation of workday reduction, and (ii) an expansion of Hocol’s workforce, which can be attributed to the approval and filling of extra positions resulting from the receipt of new assets. Additionally, it reflects a focus on organizational enhancements mandated by Hocol’s strategic initiative known as “Energy That Connects.”

The table below presents the breakdown of our employees according to the business segments where they work, and the personnel of our subsidiaries for the years ended December 31, 2023, 2022 and 2021.

Table 57 – Ecopetrol Group’s Employees

	For the year ended December 31,
	2023	2022	2021

	(Number of employees)
Ecopetrol S.A.
Hydrocarbons
Upstream
Exploration	211	191	215
Production	2,624	2,334	2,335
Others	1,268	1,391	769
Total Upstream	4,103	3,916	3,319
Downstream	—	—	—
Refining	2,576	2,532	2,497
Marketing	—	—	158
Others	—	—	127
Total Downstream	2,576	2,532	2,782
Transport	—	—	—
Others	—	—	818
Marketing*	162	142	—
Total Hydrocarbons	6,841	6,590	—
Low-Emissions Solutions	108	95	—
Total Operations	6,949	6,685	6,919
Corporate	2,901	2,811	2,403
Total Ecopetrol S.A.	9,850	9,496	9,322
Ecopetrol America LLC.	22	36	38
Ecopetrol Permian LLC.	54	54	43
Ecopetrol USA	37	36	34
Ecopetrol US Trading	3	—	—
Capital AG	1	—	—
Hocol S.A.	400	367	349
Equion Energía Limited	24	23	24
Oleoducto Central S.A.	277	272	279
Oleoducto de Colombia S.A.	28	26	24
Oleoducto de los Llanos S.A.	77	75	78
Oleoducto Bicentenario de Colombia S.A.S.	—	—	—
Refinería de Cartagena S.A.S.	43	47	50
Ecopetrol Óleo e Gás do Brasil Ltda.	38	37	36
Esenttia S.A.	422	416	426
Esenttia MB	41	41	42
Cenit Transporte y Logistica de Hidrocarburos S.A.S.	1,140	1,107	1,079
Invercolsa	2,181	2,153	2,221
Ecopetrol Energía S.A. E.S.P	—	—	7
Ecopetrol Asia Trading	8	4	—
Electric Power Transmission and Toll Roads Concessions
Interconexión Eléctrica S.A. E.S.P	5,011	4,713	4,326
TOTAL	19,657	18,903	18,378

As of December 31, 2023, Kalixpan Servicios Técnicos, S. de R.L. de C.V. was in liquidation, and Topili Servicios Administrativos S. de R.L. de C.V. was acquired by Esenttia and did not have direct employees. Additionally, Ecopetrol Global Energy and Black Gold RE did not have direct employees.

As of December 31, 2023, the Ecopetrol’s employee turnover rate was 3.9% due to voluntary or dismissal retirement at the professional-technical, operative and middle management level. We calculate the employee turnover rate by dividing the number of employee turnover by the total number of employees at the end of the period.

Loans and investment in training and development for our employees

To improve the quality of life of our employees, Ecopetrol S.A. extends various types of loans to its employees, including housing loans and general-purpose loans. The principal amount of the loan depends on the applicant’s tenure. Ecopetrol S.A. does not guarantee any loans made by third parties. In 2023, Ecopetrol S.A. extended 1,559 housing loans for a total of COP 566.4 billion and 2,964 general-purpose loans for a total of COP 58.8 billion. In 2023, Ecopetrol S.A. also provided on-site and external training and development, which totaled to COP 41.0 billion, and it extended a total of COP 236.4 billion in subsidies for education.

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

In 2022, 8,383 or 72% of our employees in the Ecopetrol Group participated in the “Organizational Culture Index” survey and in 2023 10,446 employees or 86% of the Ecopetrol Group completed the “Culture Pulse” survey. The survey includes questions relating to three main topics: (i) “culture,” focusing on the extent the employees are behaving consistently with the “Declaration of Culture”; (ii) ”leadership,” focusing on the way the Company’s leaders are fostering the behaviors expected from employees; and (iii) “work environment,” focusing on the extent to which employees are satisfied with and feel valued by the Company. The report prepared based on the last “Culture Pulse” results of 2023 highlighted the following issues:

●	The employees have a high level of belonging to the Ecopetrol Group (97%).
●	Employees are motivated to go beyond what is normally expected of them to contribute to the Company’s success (94%).
●	Employees know the higher purpose of the organization, which gives meaning to their work (92%).
●	The level of happiness and satisfaction scored 86%, which is a good level to attract and retain employees.

Diversity and Inclusion

We are committed to adding value to diversity, embracing differences, and fostering the development of increasingly inclusive environments where all individuals feel welcomed, appreciated, treated with fairness and respect, and where they receive equal opportunities to contribute their best. The Company develops workplace practices aligned with this framework, applicable to the Board of Directors, senior executives, and all individuals working in Grupo Ecopetrol (GE). The Diversity, Equity, and Inclusion (DEI) Program stands out, based on the principles of meritocracy, equity, and justice.

We made progress in our objective of providing a more inclusive experience for all our stakeholders and achieving high standards of diversity and inclusion:

●	Inclusive environment: people evaluate their experience in terms of diversity and inclusion with a 90% favorability.
●	Ecopetrol was awarded number 1 company in the practice of Diversity, Equity and Inclusion in Latin America by the CNC (Centro Nacional de Consultoria).
●	Ecopetrol was awarded as best company in the sector in Gender Equity Practice by Ranking Par – Aequales.
3.14.2	Collective Bargaining Arrangements

Ecopetrol S.A.

The collective bargaining agreement executed among Ecopetrol S.A. and its unionized workers in 2018 expired on December 31, 2022. During the first quarter of 2023, the Company started a new negotiation process of the collective bargaining agreement, consistent with customary labor relations and interaction with union organizations, and to achieve an agreement that is beneficial to all parties. Agreements were made with the Workers Union of the Petroleum Industry – USO, ADECO, SINDISPETROL, ASINTRAHC, SINTRAMEN, ASOPETROGAS, SUP, ASTECO and UTIPEC, and a new collective bargaining agreements were executed for the term starting on January 1, 2023 and ending on December 31, 2026. The agreements reached include improvements in the working conditions of its workers, the commitment to continue promoting diversity, equity and inclusion with a gender focus, new hiring of personnel to strengthen the company’s operation, among other aspects, with criteria of reasonableness, austerity, and efficiency.

There are 25 industrial unions and eight company-specific unions, for a total of 33 coexisting unions within Ecopetrol S.A. During 2023, the Company has fully complied with the agreements and commitments derived from the collective bargaining agreements. The Company manages compliance with union rights regarding the deduction of union dues, permits and union guarantees. Likewise, it fully observes the rules that regulate aspects such as trade union rights and other rights related to freedom of association.

As of December 31, 2023, Ecopetrol S.A. had a workforce of 9,850 active workers of which, and in accordance with current legal provisions, 82.5% received benefits from the application of the collective bargaining agreements. In addition, 52% of the active workforce of Ecopetrol S.A. was affiliated with at least one of the 33 unions. Moreover, the Company held a total of 396 meetings with its unionized workers in 2023.

Interconexión Eléctrica S.A.

There are 22 labor unions within ISA and its subsidiaries with a total of 1,553 members are covered by 23 collective bargaining agreements that also benefit, per extension, 1,367 additional syndicate members. Additionally, there are two collective bargaining agreements that cover 433 employees (or 8.6% of ISA’s total workforce). The collective bargaining agreements establish certain terms and conditions of employment and are subscribed to on an individual, voluntary basis by employees. Collective bargaining agreements are not negotiated by unions or other representative bodies on behalf of our employees, but rather are developed through informal discussions between management and employees.

Cenit Transporte y Logística de Hidrocarburos S.A.S.

There are seven industrial labor unions that coexist within Cenit’s workforce, to which 21% of Cenit’s employees are affiliated. In October 2019, Cenit signed a collective bargaining agreement with the Unión Sindical Obrera de la Industria del Petróleo-USO for a term of four years ending on August 31, 2023. The collective bargaining agreement awards union protections and benefits which exceed those established by law. The Agreement was denounced by the Unión Sindical Obrera de la Industria del Petróleo-USO on August 30, 2023.  As of the date of this annual report, the union has not delivered a list of demands to Cenit.

4.	Financial Review

Our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 were prepared in accordance with IFRS as issued by the IASB.

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

Our consolidated financial statements were consolidated line by line and all transactions and - balances between subsidiaries have been eliminated. These financial statements include the financial results of all subsidiaries companies controlled, directly or indirectly, by Ecopetrol S.A. See Exhibit 1—Consolidated subsidiaries, associates and joint ventures, to our consolidated financial statements included in this annual report.

4.1	Factors Affecting Our Operating Results

Our operating results were affected mainly by: (i) international prices of crude oil, international prices for refined products and local prices for natural gas, (ii) volumes, product mix, and our operational performance, (iii) specific macroeconomics factors, such as inflation, particularly in Latin America, higher interest rates, and the COP/USD exchange rate, (iv) public order situations, (v) regulatory changes, including higher taxes, and (vi) local regulation in Colombia for consumer gasoline and diesel prices and their impact in the Fuel Price Stabilization Fund. Crude oil prices and volumes are particularly important to the results of our exploration and production segments. This is because as export volumes or export prices of crude oil and products decrease or increase, our revenues also do. Results from our refining activities are also affected by the price of crude oil used as raw material, changes in international prices for refined products, drastic changes in demand due to market factors, conversion ratios and utilization rates and refining capacity, all of which affect our refining margins. In the Midstream segment, terrorist attacks by guerillas against our pipelines and other facilities or social unrest can lead to loss of revenues by restricting the availability of transport systems for exports or sales of crude oil and products and/or production activities, in addition to the direct costs of repairing and cleaning.

The inflation rate and the GDP corresponding to countries such as Brazil, Colombia, and Chile, where ISA provides energy transmission services, have a direct effect on the financial results of the Electric Power Transmission and Toll Roads Concessions segment. Results from our electric power transmission and toll roads activities are also affected by availability and competitiveness of alternative energy sources in the markets served by us, expiration or termination of significant contracts or concessions, the operational availability of the electricity transmission systems of other electricity transmission companies that are interconnected with our electricity transmission systems, interest rate fluctuations, changes in regulation and economic policies of the countries where we operate and changes in availability or demand of electricity.

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

Local sales and prices

We have a number of crude oil short-term commercial agreements with local customers, and natural gas short and long-term supply contracts with gas-fired power plants and local natural gas distribution companies. Local sale prices are determined in accordance with existing regulations, contractual arrangements, and the spot market, in turn, linked to international benchmarks. Local sales represented 50.43% of our total revenues, on average, for the past three years.

International sales and prices

Our international sales represented 49.57% of our total revenues, on average, for the past three years.

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

Since January 2014, the ANH has collected natural gas production royalties from producers settled in cash based on a formula, regardless of whether a producer has sold the gas. As a result, we no longer commercialize this gas on behalf of the ANH. In addition, since royalties are now payable to the ANH in cash, all of the gas that we produce is considered part of our reserves and production, without any deduction for royalties. The cost of natural gas royalties totaled COP 1,293,138 million in 2023.

On September 30, 2020, Law 2056 of 2020 was issued, (“Whereby the organization and operation of the general system of royalties is regulated”), under which the definition of incremental production was extended to all production from fields in which additional investments have been made to increase the recovery factor. According to above, the total production of these fields of the association contracts benefits from the variable royalty established in article 16 of Law 756 of 2002, and therefore, the additional 12% royalty referred to in article 39 of Law 756 of 2002 does not apply to these fields.

On September 23, 2021, the Ministry of the Interior issued Decree 1142 (“Whereby Decree 1821 of 2020, Sole Regulatory Decree of the General Royalties System, is incorporated and modified”), Article 3.1.1.2.1 of Decree 1142 established that the total volume of hydrocarbons produced that is in excess to that stipulated in the basic production curve of incremental production projects or incremental production contracts will also enjoy the benefits of Article 16 of Law 756 of 2002. On September 2, 2022, Ecopetrol sued for the annulment of Article 3.1.1.2.1 of this Decree, citing legal grounds. The lawsuit against Decree 1142 of 2021 was filed by Ecopetrol on September 2, 2022, before the contentious administrative courts. On January 16, 2024, the lawsuit was admitted and is currently ongoing.

On December 13, 2022, Law 2277 of 2022 was adopted. Law 2277 of 2022 adopted amendments to the Colombian tax system, including the non-deductibility of crude oil and gas royalties. On November 16, 2023, the Constitutional Court in Colombia issued ruling C-489, in which it determined that royalties are a deductible cost of income tax. In December of 2023, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested the review of the ruling to the Constitutional Court, alleging a fiscal impact and nullity, respectively. Law 2277 of 2022 came into force on January 1, 2023 and has resulted in the payment of higher income taxes and higher effective tax rates by Colombian companies such as Ecopetrol S.A. and Hocol. In March of 2024, the Constitutional Court rejected the request for nullity filed by the Ministry of Mines and Energy. With respect to the fiscal impact argument filed by the Ministry of Finance and Public Credit, such ministry filed related correspondence on March 11, 2024.

The Constitutional Court rejected the case of fiscal impact filed by the Minister of Finance and Public Credit and granted a term of five business days to correct the written statement and provide additional information. This deadline expired on April 12, 2024. As of the date of this annual report, the Constitutional Court has not issued a ruling in this regard. See section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results—Taxes and section Risk Review—Risk Factors—Risks Related to Our Business—New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.

Purchases of hydrocarbons

We purchase all crude oil delivered to the ANH as royalties by us and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol S.A. and the ANH that reflects our export sales prices, a quality adjustment for API gravity and sulfur content, a marketing fee, and transportation rates from the wellhead to ports and refineries. We sell the physical product purchased from the ANH as part of our ordinary business. The contract between the ANH and Ecopetrol S.A. was extended until June 30, 2026.

We import crude oil for Cartagena and Barranca refineries’ feedstock when such imports result in the better operational or economic performance of the Ecopetrol Group.

Electricity transmission rates

Electricity transmission is a regulated activity in all jurisdictions where ISA operates. We must maintain certain quality, safety, and maintenance standards with respect to our businesses. Periodic adjustment of transmission rates or reviews of the methodologies established by applicable regulations for the calculation of such rates may result in a decrease of the revenues of the Electric Power Transmission and Toll Roads Concessions segment and may have a material adverse effect on our consolidated results of operations and financial condition. Regulatory agencies could penalize ISA if we fail to comply with the terms of the rules and regulations applicable to our ISA’s businesses.

Conflict between Russia and Ukraine

On February 24, 2022, Russia launched its military invasion of Ukraine, with strong ramifications for global crude and oil product supply and a surge in prices. Brent crude average prices surged from USD 70.9/Bl in 2021 to USD 82.2/Bl in 2023, peaking at USD 96.6/Bl in September 2023.

In 2022, the increase in prices had both, positive and negative impacts on our Group. On one hand, the rise in the average price of ICE Brent increased revenues from the sale of our crudes, and higher prices of diesel, gasoline, jet fuel and other refined products were favorable for the 2022 financial results of our Cartagena and Barrancabermeja refineries. However, the increase in prices also had a negative effect on our Group, including the weakening of our crude oil differential versus Brent. To mitigate this, Ecopetrol worked to improve the positioning of our crude oil and diversify destination markets. In addition, the high prices affected our purchases of crude oil and oil products, which are used as inputs and raw materials for our production processes as well as to meet the growing national demand for fuels. Lastly, higher energy costs, coupled with the international logistics crisis, generated pressures on our operating costs and project execution timelines.

In 2023, we maintained constant monitoring of various Russia-Ukraine related factors that could impact our financial performance. These factors include the ongoing conflict, interruptions in the export of Russian energy due to sanctions, disruptions in supply chain, price volatility and others. In addition, we continue to monitor potential changes in demand, geopolitical risks, and regulatory changes that could affect its operations. However, despite the conflict persisting throughout 2023, the market corrected the prices downwards and had a negligible effect on our financial conditions and results of operations.

Fuel Price Stabilization Fund (FEPC)

The Fuel Price Stabilization Fund – FEPC – is a mechanism designed to react to drastic and sudden changes in hydrocarbon prices and prevent substantial increases or decreases in gasoline and diesel prices for Colombian consumers. In this way, the Fund prevents substantial increases or decreases in prices for national consumers by using the difference between the local producer’s income and the parity (market) price, should there be drastic and sudden changes in hydrocarbon prices.

At the beginning of 2022, the Russia-Ukraine conflict caused sharp increases in international crude oil and refined petroleum product prices, resulting in a significant gap between the international market prices of regular motor gasoline and diesel, and the regulated prices in Colombia. This led to an increase in the accumulation of the FEPC balance. During the year 2022, the FEPC balance grew by COP 36.7 trillion due to the difference between the international market prices of regular motor gasoline and diesel, and the regulated prices in Colombia. However, the balance of this account was reduced by COP 5.8 trillion in 2023, resulting in a final balance of COP 20.5 trillion in accounts receivable as of December 31, 2023.

The reduction is partly attributed to the series of gasoline price increases started by the Colombian government in September 2022. In 2022, the gasoline price increased by COP 600 per gallon; in 2023, the gasoline price increased by COP 4,850 per gallon; and in January 2024, the gasoline price increased by COP 600 per gallon. These prices increases were also necessary to mitigate the impact of rising international prices and maintain a stable domestic market.

The FEPC accounts receivable represent 61.6 % of Ecopetrol’s total short-term accounts receivable as of December 31, 2023, and create a strain on working capital needs, including payment obligations to suppliers, taxes, payroll, and other short-term expenses. The balance of the FEPC account also impacts the comparison of solvency and liquidity levels against industry peers. Nevertheless, the Government of Colombia has outlined potential ways to manage the payment of outstanding accounts receivable balances and finding structural solutions to close the current gaps in the fund.

Integration of ISA

On August 20, 2021, Ecopetrol acquired 569,472,561 shares of ISA, equivalent to 51.4% of its outstanding shares, for which Ecopetrol paid the agreed price of COP 14,236,814 million or COP 25,000 per share to the Ministry of Finance and Public Credit. The payment was made in U.S. Dollars, for an equivalent amount of USD 3,672,992,824, financed through the Acquisition Loan and cash on hand. The integration of ISA’s results of operations into the financial statements of the Ecopetrol Group was completed on September 30, 2021.

Once the transaction closed, as of August 31, 2021, ISA and its subsidiaries began to be fully integrated into Ecopetrol’s consolidated financial statements as a new reporting segment, the Electric Power Transmission and Toll Roads Concessions segment.

For additional information regarding the integration of ISA and its effect on our financial statements see section Financial Review—Operating Results—Electric Power Transmission and Toll Roads Concessions Segment Results and Note 32 to our consolidated financial statements.

4.2	The COVID-19 Pandemic

Effect on our 2023 Results

In 2023, the WHO declared the end of the COVID-19 pandemic. During 2023, COVID-19 had a negligible effect on our results

Effect on our 2022 Results

The effects of the COVID-19 pandemic on the Ecopetrol Group’s business and the measures undertaken by us to ensure the sustainability of the business have been highlighted in the section Effect of the COVID-19 Pandemic on our 2022 Results of our annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 29, 2023.

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

For fiscal years 2021, 2022, and 2023 the dividends tax applied as follows:

i.

In accordance with Article 245 of the Colombian Tax Code, the dividends tax applicable to non-resident shareholders is as follows:  (i) a 10% dividend tax for dividends paid out of profits that were accrued as of January 1, 2017 and were taxed at the corporate level, which was increased to a tax rate of 20% for the fiscal year 2023; (ii) no dividend tax on dividends paid out of profits that accrued until December 31, 2016 and were taxed at the corporate level; (iii) a withholding tax at the statutory corporate income tax rate (35% as from 2022) on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional, 10% or 20% dividend tax, as applicable, after applying the initial corporate income withholding tax rate.

ii.

In accordance with Article 242 of the Colombian Tax Code, for Colombian individuals: for fiscal years 2021 and 2022, dividends paid greater than 300 UVT (Spanish acronym for Unidad de Valor Tributario) were taxed at 10%. For fiscal year 2023, dividends paid greater than 1,090 UVT were taxed at rate of 15%.

iii.

In accordance with Article 242-1 of the Colombian Tax Code, dividends distributed from taxed profits to local corporations for fiscal years 2021 and 2022 are taxed at 7.5%, or a 31% withholding tax for 2021 and 35% as from 2022 on dividends distributed from untaxed profits, plus an additional 7.5% dividend tax after applying the initial corporate income withholding tax rate. For fiscal year 2023, the tax rate increased to 10%.

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

In accordance with Resolutions No. 019 of 2022 and 012 of 2023, issued by the tax authority, the carbon tax accrues on the carbon content of fossil fuels used for combustion. The rate will be COP 18,829 and COP 23,394.60 per ton of CO2, for fiscal year 2022 and 2023, respectively.

For additional information related to BEPS (Base Erosion and Profit Shifting), see Note 10 of our consolidated financial statements.

In October 2019, the Constitutional Court declared Law 1943 of 2018 (the Financing Law) unconstitutional effective January 1, 2020. Therefore, the Financing Law continued to have full effect for the full fiscal year 2019.

In December 2019, the Colombian Congress adopted Law 2010, which introduced changes to the Colombian tax system, which became effective in 2020.

The cited law also created a “normalization tax” for 2020 to enable taxpayers to regularize certain omissions of information about their assets and/or incorrect information about their liabilities, subject to the payment of a 15% tax on the value of the amount of the incorrect information.

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

On September 14, 2021, the Colombian Congress passed Law 2155 which introduced, among others, the following key changes to the Colombian tax system:

i.	The Corporate Income Tax rate will be 35% as from 2022 onward.
ii.

The alternative to credit 100% of the Turnover Tax (“ICA” for its acronym in Spanish) against Corporate Income Tax as from 2022 was eliminated (Article 65). However, the current alternative to credit 50% of the ICA remains going forward.

iii.

A “normalization tax” was re-introduced for taxpayers to declare omitted assets or reject nonexistent liabilities subject to the payment of a 17% tax. This tax applies only for 2022 and a 50% prepayment is to be remitted in 2021.

iv.	A new definition of final (effective) beneficiary for tax purposes was created (Article 16).

On August 8, 2022, the MHCP submitted a tax reform bill to Congress proposing several changes to the Colombian tax regime. The Colombian Congress adopted Law 2277 of 2022, which introduced the following modifications to the Colombian tax system, applicable from January 1, 2023: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, at rates ranging from 0.5% to 1.5% based on the level of net equity at January 1st every year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate (increases from 10% to 15%), (iv) the elimination of specific tax benefits and exemptions, (v) a minimum corporate income tax based on effective tax rate (effective rate calculated on book profit should be at least 15%, considering certain adjustments to accounting profits and certain exempted companies), (vi) the application of taxes based on significant economic presence (primarily for non-resident persons and entities that provide digital services, but including other services and commercial activities), (vii) the elimination of the ability to claim 50% of the ICA as an income tax credit, (viii) an additional percentage points to the nominal tax rate for companies engaged in the extraction of crude oil and coal of 0%, 5%, 10% or 15% and based on international prices. For fiscal year 2023, additional percentage points will be applied to the nominal of 10%, given that the Brent price was USD 80.32, according to ANH Resolution No. 0061 from January 31, 2024. Note that the revenues from the sale of natural gas are not subject to these additional percentage points to the nominal tax rate, (ix) non-deductibility of royalties, and (x) the modification of section 221 of Law 1819 of 2016, with an adjustment to the taxable event and establishing that the national carbon tax will be levied on the carbon equivalent content (CO2eq) of all fossil fuels, including all petroleum derivatives, fossil gas and solids used for combustion.

Concerning the non-deductibility of royalties, the Colombian Constitutional Court deemed the limiting rule is unconstitutional and, therefore, inapplicable. In a final effort to mitigate the effect of this ruling to the public finances, the Government recently requested the Constitutional Court to adjust, modify or defer its decision. At this point it is uncertain whether the Constitutional Court will amend its ruling.

On November 16, 2023, the Constitutional Court in Colombia issued ruling C-489, in which it determined that royalties are a deductible cost of income tax. In December of 2023, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested the review of the ruling to the Constitutional Court, alleging a fiscal impact and nullity, respectively. In March of 2024, the Constitutional Court rejected the request for nullity filed by the Ministry of Mines and Energy. The Constitutional Court rejected the case of fiscal impact filed by the Minister of Finance and Public Credit and granted a term of five business days to correct the written statement and provide additional information. As of the date of this annual report, the Constitutional Court has not issued a ruling in this regard.

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

Law 2277 of 2022 repealed the Mega Investments Regime, which ceased to apply on January 1, 2023. However, taxpayers who met the eligibility requirements or obtained approval under the Mega Investments Regime before January 1, 2023, will maintain the rights acquired under such regime.

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

With the acquisition of ISA, an amount of our revenues is now generated in currencies other than the Colombian peso, and some of the operating and other expenses we incur are paid in the local currency of the countries where ISA operates. As a result, we may be exposed to foreign exchange and translation risk when local currency financial statements are translated to Colombian pesos. In addition, around 72% of ISA’s debt is denominated in foreign currency. Therefore, our consolidated financial results could be affected by an increase in financial costs due to the devaluation of the currencies in the jurisdictions where ISA operates. As a result, the devaluation of the Colombian peso would lead to the recognition of currency translation losses due to the increase in the affected debt balance upon the translation of U.S. dollar-denominated debt or other currencies to Colombian pesos.

During 2023, the Colombian Peso depreciated on average 1.64% against the U.S. dollar. During 2022 and 2021, the Colombian Peso depreciated on average 13.69% and 1.35%, respectively, against the U.S. dollar. Additionally, on December 31, 2023, the Colombian Peso/U.S. dollar exchange rate appreciated 20.54% as compared to the same date in 2022, while the Colombian Peso/U.S. dollar exchange rate had depreciated 20.82%, and 15.98%, as of December 31, 2022, and 2021, respectively, in relation to the rate on the same date of the immediately preceding year.

In 2023, our consolidated debt in foreign currency decreased by a total of USD 2,684 million, due to the net effect of (i) a decrease in the exchange rate to COP 988.15 per U.S. dollar, partly offset by (ii) the new debt acquired during the year, mainly from the issuance of international bonds. In 2022, our consolidated debt in foreign currency increased by a total of USD 378 million, mainly due to the execution of short-term treasury lines of credit by Ecopetrol S.A. In 2021, our consolidated debt in foreign currency increased by a total of USD 9,170 million mainly due to: (i) the effect of the ISA’s debt consolidation, equivalent to USD 5,749 million for the year ended 2021, and (ii) Acquisition Loan, which was then partially prepaid with the proceeds from the SEC-registered bonds in an aggregate amount of USD 2,000 million issued by Ecopetrol.

As of December 31, 2023, our U.S. dollar denominated total debt was USD 24,960 million, recognized in our financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate of each loan. Out of the total U.S. dollar denominated debt, USD 18,506 million are in Ecopetrol S.A.’s balance sheet, whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. has an exchange rate gain. Some of the Ecopetrol Group’s companies have the U.S. dollar as their functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. When the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

Since 2015, Ecopetrol adopted hedge accounting, using two types of natural hedges with its U.S. dollar debt as a financial instrument: (i) a cash flow hedge for exports of crude oil, and (ii) a hedge of the net investment in foreign operations. As a result of the implementation of both hedges, 87% (USD $16.1 million) of Ecopetrol S.A.’s debt in U.S. dollars, as of December 31, 2023, was designated as a hedge. Similarly, since 2022, ISA adopted hedge accounting of the net investment in foreign operations. As a result, USD 0.3 million of ISA’s debt was designated as a hedge as of December 31, 2023. The total debt of foreign currency designated as a hedge as of December 31, 2023, was USD 16.5 million. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income.

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

As of December 31, 2023, the Ecopetrol Group’s companies have the equivalent of a net U.S. dollar liability position of USD 880 million after the implementation of the accounting hedges previously mentioned above, minimizing the effect of exchange rate fluctuations in their results for the year.

4.3.3	Effects of Inflation

The average annual rate of inflation in Colombia for the past ten years is 5.69%. As measured by the general consumer price index, average annual inflation in Colombia for the years ended December 31, 2023, 2022 and 2021 was 9.28%, 13.12%, and 5.62%, respectively. The decrease in inflation in 2023 is mainly due to (i) the management of inflationary pressures on food prices by the Colombian government, (ii) decline in commodity prices and lower exchange rate, and (iii) central bank adjustment of monetary policy related to interest rates, partially offset by price increases in the energy sector, mainly energy and gasoline tariffs.

Inflation has had a positive and a negative effect on the Group. On one hand, it has increased revenues for the transmission and roads segment, given that the rates are indexed to inflation, and has also produced higher yields from our investment portfolio. On the other hand, it has increased costs, expenses and capital expenditures mainly due to the rising cost of inputs, higher tariffs in contracts, as well as a higher financial cost of the debt with floating rates (31% of the total financial obligations on December 31, 2023). The effects of inflation vary over time and between each market segment.

4.3.4	Effects of Crude Oil and Refined Product Prices

The average price of ICE Brent crude in 2023 was USD 82.2 per barrel as compared to USD 99.0 per barrel in 2022 and USD 70.9 per barrel in 2021. See section Strategy and Market Overview.

Our average crude oil basket price was USD 73.5 per barrel in 2023, as compared to USD 90.9 per barrel in 2022 and USD 66.8 per barrel in 2021. The decrease in 2023 as compared to 2022 was mainly due to the decrease in the average price of ICE Brent, as a result of the global markets adjusting to new trade dynamics, with crude oil from Russia finding destinations outside the EU, and global crude oil demand falling short of expectations. Those dynamics offset the impacts from OPEC+ crude oil supply curbs. In addition, our average product basket price was USD 96.1 in 2023, USD 118.2 in 2022, and USD 79.6 in 2021. The decrease in 2023 as compared to 2022 was primarily due to weakening ICE Brent benchmark prices, coupled with lower international price indicators, particularly for diesel and jet fuel.

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

Our consolidated financial statements for the years ended December 31, 2023, 2022 and 2021 were prepared in accordance with IFRS. The detail of the accounting policies is described in Note 4 to our consolidated financial statements.

The main accounting regulatory change for 2023 was the adoption of IFRS 17 Insurance Contracts that provides a new general model for accounting for contracts by combining a measurement of the current balance of insurance contracts with the recognition of earnings during the period in which the services are rendered. The standard’s general model requires that insurance contract liabilities be measured using current weighted probability estimates of future cash flows, a risk adjustment, and a contractual service margin that represents the expected gain from fulfilling the contracts. The effects of changes in the estimates of future cash flows and the risk adjustment related to future services are recognized during the period in which the services are rendered and not immediately in profit loss statement. The change has not had any material impact.

For more information regarding the adoption of new accounting standards and their effects on our financial statements, see Note 5 New standards and regulatory changes adopted by the Ecopetrol Group to our consolidated financial statements included in this annual report.

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

4.6.1	Consolidated Results of Operations

The following table sets forth components of our income statement for the years ended December 31, 2023, 2022 and 2021.

Table 58 – Consolidated Income Statement

Income Statement	For the year ended December 31,			% Change
(COP Million)	2023	2022	2021	2023/2022	2022/2021
Revenue	143,189,602	159,611,078	91,881,204	(10.3)	73.7
Cost of sales	88,178,198	89,458,148	55,581,776	(1.4)	60.9
Gross Profit	55,011,404	70,152,930	36,299,428	(21.6)	93.3
Operating expenses	11,154,090	9,635,178	6,568,370	15.8	46.7
Impairment of non-current assets, net	2,098,333	287,999	33,351	628.6	763.5
Operating Income	41,758,981	60,229,753	29,697,707	(30.7)	102.8
Finance results, net	(5,665,384)	(6,834,757)	(3,698,054)	(17.1)	84.8
Share of profit of companies	805,349	768,422	426,164	4.8	80.3
Income before income tax	36,898,946	54,163,418	26,425,817	(31.9)	105.0
Income tax	(11,515,875)	(18,963,938)	(8,795,263)	(39.3)	115.6
Net Income	25,383,071	35,199,480	17,630,554	(27.9)	99.7
Net income attributable to:
Company’s shareholders	21,060,798	31,604,781	15,649,143	(33.4)	102.0
Non-controlling interest	4,322,273	3,594,699	1,981,411	20.2	81.4
Net Income	25,383,071	35,199,480	17,630,554	(27.9)	99.7

4.6.1.1	Total Revenues

The following table sets forth our principal sources of third-party revenues by business segment for the years ended December 31, 2023, 2022 and 2021. An explanation of how we classify our operations into business segments is included in section 4.6.1.8 below.

Table 59 – Third-Party Revenues by Business Segment

	2023			2022			2021			% change sales revenues
	Volume			Volume			Volume
	(barrels	Average price	Sales revenues	(barrels	Average price	Sales revenues	(barrels	Average price	Sales revenues
Revenue by segment	equivalent)	US dollars / barrels	( COPS Million)	equivalent)	US dollars / barrels	(COPS Million)	equivalent)	US dollars / barrels	(COPS Million)	2023/2022	2022/2021
Local Crude oil	433,524	65.4	129,157	1,137,432	75.5	375,790	858,085	59.5	193,476	(65.6)	94.2
Foreing Crude oil(1)	151,460,951	73.2	47,650,996	145,916,897	91.0	56,155,120	137,149,375	66.8	34,768,508	(15.1)	61.5
Natural gas local	33,432,168	30.7	4,358,266	35,032,930	27.6	4,162,876	33,577,157	25.3	3,200,069	4.7	30.1
Foreging natural gas	3,629,325	6.7	105,413	2,121,931	27.7	254,054	1,181,357	16.0	71,529	(58.5)	255.2
Other income(2)	9,005,331	—	185,670	7,211,899	—	227,937	6,151,816	—	318,989	(181.5)	(171.5)
Exploration and production sales	197,961,298	—	52,429,502	191,421,089	—	60,719,903	178,917,789	—	38,552,570	(13.7)	57.5
Local refined products(1)	126,731,492	108.5	59,318,743	128,369,639	129.8	70,911,613	112,638,375	111.1	36,138,729	(16.3)	96.2
Foreing refined products(1)	36,672,668	70.9	11,166,887	27,956,878	86.4	10,113,351	34,614,613	70.7	9,174,488	10.4	10.2
Foreing Crude oil	5,776,131	79.9	2,027,551	200,332	105.1	92,147	—	—	—	2,100.3	—
Other income(2)	2,516	—	1,103,460	—	—	1,611,764	—	—	1,344,978	(31.5)	19.8
Refining and petrochemicals	169,177,775	—	73,616,641	156,526,849	—	82,728,875	147,252,988	—	46,658,195	(11.0)	77.3
Transportation services	—	—	2,978,937	—	—	2,807,031	—	—	2,557,238	6.1	9.8
Other income(2)										—	—
Transportation and logistics	—	—	2,978,937	—	—	2,807,031	—	—	2,557,238	6.1	9.8
Electric Power Transmission and Toll Roads services	—	—	14,164,522	—	—	13,355,269	—	—	4,113,198	6.1	224.7
Electric Power Transmission and Toll Road(3)	—	—	14,164,522	—	—	13,355,269	—	—	4,113,198	6.1	224.7
Total sales	367,139,073	—	143,189,602	347,947,938	—	159,611,078	326,170,777	—	91,881,202	(10.3)	73.7
Crude Oil	157,670,606	73.4	49,807,704	147,254,661	90.9	56,623,056	138,007,460	66.8	34,961,984	(12.0)	62.0
Natural gas	37,061,493	28.4	4,463,679	37,154,861	27.6	4,416,930	34,758,514	24.9	3,271,597	1.1	35.0
Refined products	172,409,490	96.1	70,671,300	163,538,416	118.2	80,797,027	153,404,804	79.6	45,632,206	(12.5)	77.1
Other	2,516	—	18,246,919	—	—	17,774,064	—	—	8,015,415	2.7	121.7
Total sales	367,139,073	—	143,189,602	347,947,938	—	159,611,078	326,170,777	—	91,881,202	(10.3)	73.7
(1)	Includes strategic and tactical hedges, which are related to crude oil, fuel oil and Diesel.
(2)

In the case of the exploration and production segment, other income corresponds mostly to natural hedges, services and sales of refined products (mainly LPG and asphalt). In the case of the refining and petrochemicals segment, other income corresponds mostly to industrial services.

(3)

The electric power transmission and toll roads concessions segment’s revenues mainly include: (i) electricity transmission services, (ii) designing, building, operating and maintaining road concessions infrastructure roads, and (iii) telecommunications services.

In 2023, total revenues decreased by 10.3% as compared to 2022, primarily as a result of a COP 26,900,952 million decrease in revenues mainly due to a 19.1%, or USD 17.4 per barrel decrease of our average crude oil basket price and a 18.7%, or USD 22.1 per barrel decrease of our average refined products basket price, which in turn was primarily due to a lower Brent benchmark price and narrower spreads against Brent, primarily for refined products. This decrease was partially offset by (i) a COP 1,851,149 million increase in revenues resulting from a 1.60% appreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP 4,257.12/USD 1.00 in 2022 to an average exchange rate of COP 4,325.05/USD 1.00 in 2023, resulting in an increase in revenue from exports, (ii) a COP 1,098,169 million increase in service revenue, primarily due to enhanced results in energy transmission, toll roads, transport, and other services, and (iii) a COP 7,530,157 million increase in revenues attributable to an increase in our sales volume (as further explained below).

The increase of our sales volume in 2023 as compared to 2022 was the result of: (i) a 4.7%, or 19.8 mboe increase in refined products volumes, which in turn was primarily due to the recovery in domestic demand and a higher operational performance of Reficar, and (ii) a 6.9% or 27.6 mboe increase in our crude sales, primarily associated with an increase in the production of crude oil and products and higher trading operations.

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

The increase of our sales volume in 2022 as compared to 2021 was the result of: (i) a 6.6%, or 10.1 mboe increase in refined products volumes, which in turn was primarily due to the recovery in domestic demand and the related increase in sales of fuel products, (ii) a 6.7% or 9.3 mboe increase in our crude sales, primarily associated with increased crude oil production, and (iii) a 6.9% or 2.4 mboe increase in natural gas sales volume, which resulted from higher production by Permian and the recovery in demand mainly due to higher economic activities. This increase was partially offset by a decrease in our exports of middle distillates, as a result of major maintenance projects scheduled at the refineries.

4.6.1.2	Cost of Sales

Our cost of sales was principally affected by the factors described below. See Note 25 to our consolidated financial statements for more detail.

Cost of sales in 2023 was COP 88,178,198 million, representing a COP 1,279,950 million or 1.4% decrease as compared to 2022, primarily as a result of the following factors:

●	A COP 10,603,976 million decrease in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales or for refining, resulting primarily from (i) lower average purchase prices by COP 11,000,671 million, which in turn was primarily due to the decrease in international benchmark prices for crude oil and refined products, and (ii) a COP 7,425,831 million decrease in volumes purchased of refined products given the higher operational availability of Reficar. Decreases in purchase prices and volumes purchased of refined products were partially offset by(i) an increase in crude oil and gas volumes purchased by COP 6,597,552 highlighting the increase in crude oil import requirements resulting from additional operational capacity of Reficar and higher trading operations, and (ii) a COP 1,157,335 million increase in costs of the Colombian Peso terms due to the appreciation of the average exchange rate of the Colombian Peso against the U.S. dollar, mentioned above.
●	The decrease in cost of sales was partially offset by a COP 9,324,026 million increase as a result of:

(a) A COP 3,577,654 million increase in inventory fluctuation primarily due to: (i) a lower valuation in line with the decrease in benchmark prices in 2023 versus 2022; (ii) higher crude throughputs required to cover the enhanced refinery operations; and (iii) an increase in the use of refined products resulting from higher production levels.

(b) A COP 2,650,981 million increase in contracted services, maintenance activities, operation supplies and other operational activity costs, as a result of an increase in operating activities, higher average exchange rate and the inflation effect in contracts.

(c) A COP 1,794,711 million increase in depreciation, amortization, and depletion expenses primarily due to: (i) a higher level of capital investment, (ii) the exchange rate effect in depreciation for the Group’s subsidiaries, which use the U.S. dollar as a functional currency, given the revaluation of the Colombian peso against the U.S. dollar, and (iii) the increase in production of Ecopetrol S.A. and Permian. The above was partially offset by a lower depreciation rate associated with the mitigating effect of the higher incorporation of reserves during 2022.

(d) A COP 540,203 million increase in labor cost related to higher salary increase in 2023 as compared to 2022.

(e) A COP 437,067 million increase in transportation costs primarily related to: (i) higher volume of crude oil and products transported for cabotage and tanker trucks due to an increase in economic activity during 2023 and (ii) higher transportation tariffs impacted by the inflationary effect.

(f) A COP 323,410 million increase in other minor items, including higher payments of royalties, taxes and contributions, and construction service.

Cost of sales in 2022 was COP 89,458,148 million, representing a COP 33,876,372 million or 60.9% increase as compared to 2021, primarily as a result of the following factors:

●	A COP 24,535,563 million increase in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales or for refining, resulting primarily from (i) higher average purchase prices by COP 14,788,090 million, which in turn was primarily due to the increase in international benchmark prices for crude oil and refined products, (ii) a COP 6,177,985 million increase in costs in Colombian Peso terms due to the depreciation of the average exchange rate of the Colombian Peso against the U.S. dollar, mentioned above, and (iii) a COP 3,569,488 million increase in volumes purchased, primarily due to an increase in our imports of refined products to ensure domestic supply given the economic reactivation and the execution of scheduled maintenance work in our refineries, as well as an increase in our imports of crude oil associated with the commissioning of the “Interconnection of the Crude Plants at the Cartagena Refinery – IPCC”.
●	A COP 3,936,349 million increase as a result of the incorporation of ISA’s results for all of 2022, versus four months of incorporation in 2021.
●	A COP 2,674,823 million increase in contracted services, maintenance activities, operation supplies and other operational activity costs, as a result of an increase in operating activities, higher average exchange rate and the inflation effect in contracts.
●	A COP 1,184,643 million increase in depreciation, amortization, and depletion expenses primarily due to: (i) a higher level of capital investment, (ii) the exchange rate effect in depreciation for subsidiaries of the Group with U.S. dollars as functional currency, given the devaluation of the Colombian Peso, as mentioned above, and (iii) the increase in production of Ecopetrol S.A. and Permian. The above was partially offset by a lower depreciation rate associated with the mitigating effect of the higher incorporation of reserves during 2021.
●	A COP 583,582 million increase in inventory fluctuation primarily due to the import of oil products to attend local demand during the periods of scheduled maintenance of our refineries.
●	A COP 423,493 million increase in transportation costs primarily related to: (i) higher volume of crude oil and products transported for cabotage and tanker trucks due to an increase in economic activity during 2022 and (ii) higher transportation tariffs.
●	A COP 351,508 million increase in labor cost related to: (i) a 7.3% salary increase in 2022 as compared to 2021, and (ii) an increase in medical services.
●	A COP 186,411 million increase in other minor items, including higher payments of royalties, taxes and contributions.
4.6.1.3	Operating Expenses before Impairment of Non-Current Assets Effects

Operating expenses, which include selling, general and administrative expenses before impairment of non-current assets amounted to COP 11,154,090 million in 2023, a COP 1,518,912 million or 15.8% increase as compared to 2022, mainly as a result of the following factors (see Notes 26 and 27 to our consolidated financial statements for more detail):

●	A COP 576,654 million increase in exploration expenses mainly due to the write-off of exploratory assets in the Cusiana Subthrust, Cupiaga XD, and Cusiana deep, and that of unconventional reservoirs, such as La Luna and Kalé.
●	A COP 395,403 million increase in labor expenses, mainly due to a 14.6% salary increase in 2023 as compared to 2022.
●	A COP 356,418 million increase in commissions, fees and services, mainly due to effect of the inflation and additional operations, primarily in subsidiaries such as ISA and Permian.

●	A COP 337,833 million increase in general operating expenses mainly due to customs operation expenses primarily because of the higher sales volumes under the DAP (Delivery at Place) modality.

The increase in operating expenses in 2023 was partially offset by a COP 147,396 million decrease in other minor items, which mainly includes depreciation, amortization, and depletion expenses, tax and provisions and contingencies.

Operating expenses, which include selling, general and administrative expenses before impairment of non-current assets amounted to COP 9,635,178 million in 2022, a COP 3,066,808 million or 46.7% increase as compared to 2021, mainly as a result of the following factors (see Notes 26 and 27 to our consolidated financial statements for more detail):

●	COP 672,145 million decrease in other income, as a result of the Frontera settlement approved by the Administrative Court of Cundinamarca and received by the Group in 2021.
●	A COP 640,028 million increase in commissions, fees and services, mainly associated with customs operation due to the higher number of sales under “delivery at place” modality in 2022 versus 2021.
●	A COP 552,706 million increase in exploration expenses mainly due to: (i) recognition of exploratory activity of unsuccessful wells and (ii) higher activity in Ecopetrol Óleo e Gás do Brasil Ltda. and Hocol.
●	A COP 450,192 million increase in labor expenses, mainly due to: (i) a 7.3% salary increase in 2022 as compared to 2021, (ii) an increase in medical services, and (iii) incorporation of ISA’s results for all of 2022 versus four months of 2021.
●	A COP 402,644 million increase in general operating expenses mainly in social investment projects and community programs in the areas where we operate.
●	A COP 270,388 million increase in contribution and taxes expenses mainly due to higher industry and commerce tax due to increased local sales.
●	A COP 78,705 million increase in other minor items, which mainly includes depreciation, amortization, and depletion expenses and provisions and contingencies.

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

The impairment of our non-current assets includes losses (or recovery) of impairment of property, plant and equipment and natural resources, investments in companies, goodwill, and other non-current assets. The Company is exposed to future risks derived mainly from variations in: (i)  oil prices outlook, (ii) refining margins and profitability, (iii) cost profile, (iv) investment and maintenance expenses, (v) amount of recoverable reserves, and (vi) market and country risk assessments reflected in the discount rate, among others.

Any change in the foregoing variables used to calculate the recoverable amount of a non-current asset can have a material effect on the recognition of either losses or recovery of impairment charges in the profit or loss statement in any given fiscal year. In our business segments highly sensitive variables can include, among others: (i) in the exploration and production segment, variations of hydrocarbon prices, (ii) in the refining segment, changes in finished products and crude oil prices, the discount rate, refining margins, (iii) in the transport and logistics segment, transported volumes and exchange rate, and (iv) in electric power transmission and toll roads concessions, internal and external factors that affect the recoverable value of the assets versus the book value of the assets, such as currency devaluation, network capacity, modest economic growth, among others.

In 2023, we recognized impairment losses of non-current assets of COP 2,098,333 million as compared to impairment losses of COP 287,999 million in 2022 and COP 33,351 million in 2021. These impairments are a non-cash accounting effect and consequently do not involve any disbursement or cash inflow. Further, any cumulative impairment amount of non-current assets, except for goodwill, is susceptible to reversion when the fair value of the asset exceeds its book value. On the contrary, in the event that the book value exceeds the fair value of the asset, an additional impairment expense could be recognized.

The 2023 impairment losses, net of non-current assets of COP 2,098,333 million, corresponds to the net result of:

i.

An impairment of non-current assets in the exploration and production segment of COP 2,741,092 million, mainly due to (i) capital expenditure variables, operational expenditure effects and prices mainly in cash-generating units (“CGU”) such as Casabe, Llanito, Suria, and Tibú; (ii) a recovery mainly in the Piedemonte unit, which was the subject of unification of the Floreña, Cupiagua and Cusiana assets during 2023, considering that these fields share facilities with each other, possess synergies, and jointly manage the surface fluids across the three large infrastructures, (iii) impairment losses were recognized in Hocol S.A. in the Cicuco, Toldado, La Hocha, Espinal, and Chenche CGUs and a recovery in Upía CGU, and (iv) in the CGUs abroad, an impairment loss was recognized in K2 CGU of Ecopetrol America.

ii.

An impairment of non-current assets in the transportation and logistics segment of COP 630,134 million, primarily due (i) the decrease in the exchange rate for year-end 2023 versus 2022, (ii) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission (CREG, for its acronyms in Spanish), (iii) an increase in discount rates; and (iv) volumetric projection based on the financial plan and the long-term volumetric balance.

iii.

An impairment of non-current assets in the electric power transmission and toll roads concessions segment of COP 209,551 million mainly due to: (i) an impairment of COP 85,168 million in Consorcio Transmantaro due to lower fair market value in Yaros project, (ii) an impairment of COP 85,568 million in Internexa Brazil and COP 12,593 million in Intenexa Argentina, considering the update of the business plan that reflected a decrease in revenues and operating margins.

This impairment loss was partially offset by an impairment recovery in Refining and Petrochemicals Segment of COP 1,482,444 million, primarily due to an impairment recovery in Cartagena Refinery, which in turn is due to (i) higher price differentials in middle distillates in the medium and long-term projection, (ii) imported crude oils more discounted on the brent marker, and (iii) operational improvements executed in 2023, which together with energy efficiency initiatives, have managed to optimize the operational costs of the refinery and reduce energy consumption.

The 2022 impairment losses, net of non-current assets of COP 287,999 million, corresponds to the net result of:

(i)

An impairment of non-current assets in the exploration and production segment of COP 890,248 million, mainly due to: (i) a decline in the reserves of Ecopetrol’s Cusiana and Llanito fields, (ii) lower prospects in Hocol’s Upía and Cicuco fields, (iii) an increase in the discount rate, and (iv) the impact of the tax reform.

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

(iv)

An impairment of non-current assets in the electric power transmission and toll roads concessions segment of COP 87,543 million mainly due to lower margins and decreased performance of Internexa Brazil.

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

Finance results, net, amounted to a loss of COP 5,665,384 million in 2023 as compared to a loss of COP6,834,757 million in 2022. This decrease in loss was mainly due to:

(i)

A COP 2,522,362 million increase in foreign exchange gain primarily driven by the positive impact that the appreciation of the Colombian Peso against the U.S. dollar in 2023 had on our U.S. dollar net liability position. In 2023, our exchange rate gain was COP 2,397,712 million, as compared to a loss of COP 124,650 million in 2022.

(ii)	A COP 975,542 million increase in financial income related to valuation and yields of the investment portfolio and bank accounts derived from an increase in market yield rates.

The increase in foreign exchange gain and financial income were partially offset by:

(i)	A COP 1,406,414 million increase in financial expenses related to long term obligations, primarily due to (i) higher indebtedness levels by the Ecopetrol Group; and (ii) higher interest rates.
(ii)	A COP 922,117 million increase in other minor items expenses, primarily due to the recognition of interests from a tax litigation ruling against Ecopetrol.

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

For more details on our financial income and expenses see Note 28 to our consolidated financial statements.

4.6.1.6	Income Tax

Income taxes amounted to COP 11,515,875 million in 2023, COP 18,963,938 million in 2022, and COP 8,795,263 million in 2021. The above is equivalent to an effective tax rate of 31.2%, 35.0%, and 33.3% in 2023, 2022, and 2021, respectively.

The decrease in the effective tax rate from 2022 to 2023 was mainly due to: (i) the effect Ecopetrol Group’s subsidiaries with profit that have a nominal tax rate different from the parent company COP 841,937 million for Refineria de Cartagena, COP 39,489 million for Ecopetrol Capital AG, COP 47,781 million for Esenttia MB, COP 133,579 million for Ecopetrol USA, COP 179,955 million for Ecopetrol Permian, and COP 183,485 million for the other subsidiaries, and (ii) the decrease in results obtained in the year in Ecopetrol S.A and Hocol, generated by the decrease in revenues given the lower average prices of the crude basket oil, natural gas, and products, and, (iii) the adjustment IAS 12.41 due to decrease the 20.5% in the exchange rate, among others.

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

As a result of the foregoing, in 2023, net income attributable to owners of Ecopetrol was COP 21,060,798 million. In 2022, net income attributable to owners of Ecopetrol was COP 31,604,781 million, whereas in 2021, net income attributable to owners of Ecopetrol was COP 15,649,143 million.

4.6.1.8	Segment Performance and Analysis

In this section, including the tables below, we present our financial information by segment: Exploration and Production, Refining and Petrochemicals, Transportation and Logistics, and Electric Power Transmission and Toll Roads Concessions. See section Business Overview for a description of each segment.

The following tables present our revenues and net income by business segment for the years ended December 31, 2023, 2022 and 2021:

Table 60 – Revenues by Business Segment

	For the year ended December 31,			% Change
	2023	2022	2021	2023/2022	2022/2021

	(COP Million)
Exploration and Production	81,514,915	91,020,465	63,248,952	(10.4)	43.9
Third parties	52,429,502	60,719,903	38,552,572	(13.7)	57.5
Local crude oil	129,157	375,790	193,476	(65.6)	94.2
Foreign crude oil	47,650,996	56,155,120	34,768,509	(15.1)	61.5
Local natural gas	4,358,266	4,162,876	3,200,069	4.7	30.1
Foreign natural gas	105,413	254,054	71,529	(58.5)	255.2
Other income(2)	185,670	(227,937)	318,989	(181.5)	(171.5)
Inter-segment net operating revenues	29,085,413	30,300,562	24,696,380	(4.0)	22.7

Refining and Petrochemicals	82,147,926	89,178,947	50,976,385	(7.9)	74.9
Third parties	73,616,641	82,728,875	46,658,196	(11.0)	77.3
Local refined products	59,318,743	70,911,613	36,138,729	(16.3)	96.2
Foreign refined products	11,166,887	10,113,351	9,174,488	10.4	10.2
Foreign crude oil	2,027,551	92,147	—	2,100.4	100.0
Other income	1,103,460	1,611,764	1,344,979	(31.6)	19.8
Inter-segment net operating revenues	8,531,285	6,450,072	4,318,189	32.3	49.4

Transportation and Logistics	15,509,732	13,955,992	12,158,466	11.1	14.8
Third parties	2,978,937	2,807,031	2,557,238	6.1	9.8
Inter-segment net operating revenues	12,530,795	11,148,961	9,601,228	12.4	16.1

Electric Power Transmission and Toll Roads Concessions(1)	14,168,266	13,357,506	4,113,198	6.1	224.7
Third parties	14,164,522	13,355,269	4,113,198	6.1	224.7
Inter-segment net operating revenues	3,744	2,237	—	67.3	100.0
Eliminations of consolidations	(50,151,237)	(47,901,832)	(38,615,797)	4.7	24.0
(1)	The electric power transmission and toll roads concessions segment’s revenues mainly include: (i) electricity transmission services, (ii) designing, building, operating and maintaining road concessions infrastructure roads, and (iii) telecommunications services.
(2)	In the case of the exploration and production segment, other income corresponds mostly to natural hedges, services and sales of refined products (mainly LPG and asphalt). In the case of the refining and petrochemicals segment, other income corresponds mostly to industrial services.

Total revenues by segment include exports and local sales to third-parties and inter-segment sales. See section Financial Review—Operating Results—Consolidated Results of Operations—Total Revenues for prices and volumes to third parties.

Table 61 – Operating and Net Income by Business Segment

	For the year ended December 31,			% Change
	2023	2022	2021	2023/2022	2022/2021

	(COP Million)
Exploration and Production
Operating Income	20,090,025	37,358,934	18,863,444	(46)	98
Net income	10,208,130	21,761,164	11,829,119	(53)	84
Refining and Petrochemicals
Operating Income	5,455,703	7,694,598	417,450	(29)	1,743
Net income	5,352,446	4,686,009	(1,198,619)	14	(491)
Transportation and Logistics
Operating Income	9,486,076	8,732,561	8,462,604	9	3
Net income	4,829,051	4,483,060	4,635,354	8	(3)
Electric Power Transmission and Toll Roads Concessions
Operating Income	6,646,289	6,345,153	1,921,037	5	230
Net income	674,968	673,688	386,438	-	74
Eliminations of consolidations
Operating Income	80,888	98,507	33,172	(18)	197
Net income	(3,797)	860	(3,149)	(542)	(127)
TOTAL
Operating Income	41,758,981	60,229,753	29,697,707	(31)	103
Net income	21,060,798	31,604,781	15,649,143	(33)	102

We are currently organized into three corporate business lines: (A) Hydrocarbons, which includes four operational divisions: (i) Exploration and Production, (ii) Transportation and Logistics, (iii) Refining Petrochemicals and Biofuels, (iv) and Sales and Marketing; (B) Low Emissions Solutions, which includes natural gas, biogas, LPG, power, renewables, hydrogen and CCUS; and (C) Transmission and Toll Roads. However, as discussed above in Our Corporate Strategy—2024 Investment Plan, given the recent transformation of our Company with the ISA acquisition and in line with our 2040 Strategy, in 2022, we started a process to align our current segments more closely to the vision of the 2040 Strategy for the Ecopetrol Group and such process is undergoing.

However, for purposes of this annual report, the financial information included in this annual report is organized by the following segments: (i) exploration and production, (ii) transportation and logistics, (iii) refining and petrochemicals, and (iv) energy transmission and roads, which is consistent with previous Company annual reports. The Company’s management is currently reviewing different options to update the operating and financial reporting model of the Company to be better aligned with the 2040 Strategy.

4.6.1.9	Exploration and Production Segment Results

In 2023, exploration and production segment sales were COP 81,514,915 million, compared to COP 91,020,465 million in 2022.  In 2023, our segment sales decreased by 10.4% as compared with 2022 mainly as a result of:

(i)

A 13.7% decreased in sales of crude oil to third parties in 2023 as compared to 2022 primarily due to:  (i) a decrease in the price of our crude oil basket of USD 17.4 per barrel, and (ii) the appreciation of the Colombian Peso against the U.S dollar, resulting in a decrease in sales revenue recorded in U.S. dollars; and offset by higher sales volumes of 17.9 kbd, due to (i) an increase in the production from Rubiales and Caño Sur in Colombia, as well as increased production of Permian, and (ii) higher trading operations.

(ii)

A 4.0% decrease in inter-segment revenues in 2023 as compared to 2022 mainly due to: (i) the decrease in Brent reference prices, and (ii) the appreciation of the Colombian Peso against the U.S. dollar.

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

In 2023, the cost of sales for this segment increased by 10.9% as compared with 2022 due to the net effect of:

(i)

Fixed costs increasing by 17.2%, or COP 2,084,693 million in 2023 as compared to 2022, mainly due to:  (i) an increase in transportation tariffs in pipeline as a result of the appreciation of the Colombian Peso against the U.S dollar, (ii) higher activity including well interventions, maintenance and contracted services to support the operation and improvements in wells with production decline; and (iii) higher in labor expenses aligned with inflation effect.

(ii)

Variable costs increasing by 8.6%, or COP 2,993,771 million in 2023 as compared to 2022, as a result of (i) higher electricity fees impact associated with the El Niño phenomenon; (ii) inflationary effect on the rates of materials needed for well interventions and chemical treatment; (iii) higher consumption of electricity and chemical treatment associated with production increases, (iv) higher transportation costs due also to an increase in production, (v) costs associated with the execution of reversal cycles in the Bicentenario Pipeline, resulting from fewer days of operation of the Caño Limón Pipeline, and (vi) higher purchased volumes from the ANH and third parties. These increases were partially offset by a lower purchase costs due to: (i) lower purchase prices and volumes of diluents; and (ii) decreases in domestic purchases due to lower prices.

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

In 2023, operating expenses before impairment of non - current assets increased by 13.9% as compared to 2022 primarily as a result of: (i) higher exploratory expenses mainly as a result of the recognition exploratory and seismic activity of Ecopetrol S.A., (ii) the implementation of new environmental legal provisions and addressing contingencies, (iii) higher sales volumes under the Delivery at Place (DAP) modality by subsidiaries dedicated to commercialization activities, (iv) higher expenses capitalized due to an incremental execution of investment projects, and (v) increase in labor expenses due to inflation. This increase was partially offset by write - off of investments in the Ecopetrol América Rydberg asset registered in 2022.

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

The impairment of non - current assets recognized in the exploration and production segment in 2023 was COP 2,741,092 as compared with COP 890,248 million recognized in 2022. This impairment loss was mainly due to (i) capital expenditure variables, operational expenditure effects and prices mainly in CGUs such as Casabe, Llanito, Suria, and Tibú; (ii) a recovery mainly in the Piedemonte unit, which was the subject of unification of the Floreña, Cupiagua and Cusiana assets during 2023, considering that these fields share facilities with each other, possess synergies, and jointly manage the surface fluids across the three large infrastructures; (iii) impairment losses were recognized in Hocol S.A. in the Cicuco, Toldado, La Hocha, Espinal, and Chenche CGUs and a recovery in Upía CGU; and (iv) in the CGUs abroad, an impairment loss was recognized in K2 CGU of Ecopetrol America.

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

The segment recorded a net income attributable to owners of Ecopetrol of COP 10,208,130 million in 2023 as compared to net income attributable to owners of Ecopetrol of COP 21,761,164 million in 2022 and net income attributable to owners of Ecopetrol of COP 11,829,119 million in 2021.

Lifting and Production Costs

The aggregate average production cost, on a Colombian Peso basis, increased to COP 50,098 per boe during 2023 from COP 41,841 per boe during 2022. The aggregate average production cost increased to USD 11.58 per boe in 2023 from USD 9.83 per boe in 2022.

The aggregate average lifting cost, on a Colombian Peso basis, increased to COP 47,204 per boe during 2023 from COP 39,187 per boe during 2022. On a dollar basis, the aggregate average lifting cost increased to USD 10.91 per boe in 2023 from USD 9.21 per boe in 2022.

In 2023, both the aggregate average production cost and the aggregate average lifting cost increased compared to 2022, mainly due to:

(i)	Higher electrical energy costs resulting from increased consumption associated with incremental production, and higher fees driven by external effects such as the “El Niño phenomenon” and inflation.
(ii)	Increase in operational support services costs due to the inflationary effect on their rates.
(iii)	Increase in the number of maintenance activities and civil works due to increase in activity.

(iv)	Increase in contractual fees and volumes of chemical treatments required for fluids, associated with incremental production.

The difference between the aggregate average lifting cost and aggregate average production cost is that lifting costs does not include costs related to consumption of hydrocarbons by the Company in our production process or the output that the Company sells to our refineries and natural gas liquid plants.

The following table sets forth crude oil and natural gas average sales prices, the aggregate average lifting costs and aggregate average unit production cost for the years ended December 31, 2023, 2022 and 2021.

Table 62 – Crude Oil and Natural Gas Average Prices and Costs

	2023	2022	2021
Crude Oil Average Sales Price (USD per barrel)(1)	73.4	90.9	66.8
Crude Oil Average Sales Price (COP per barrel)(1)	315,947	384,525	253,334
Natural Gas Average Sales Price (USD per barrel equivalent)	28.4	27.6	24.9
Natural Gas Average Sales Price (COP per barrel equivalent)	130,361	118,828	95,305
Aggregate Average Unit Production Costs (USD per boe)(2)	11.58	9.83	8.46
Aggregate Average Unit Production Cost (COP per boe)(2)	50,098	41,841	31,685
Aggregate Average Lifting Costs (USD per boe)(3)(4)(5)	10.91	9.21	8.30
Aggregate Average Lifting Costs (COP per boe)(3)(4)(5)	47,204	39,187	31,075
(1)	Corresponds to our average sales price on a consolidated basis.
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

In 2023, our transportation and logistics segment sales were COP 15,509,732 million compared to COP 13,955,992 million in 2022. The 11.1% increase in 2023 as compared with 2022 was mainly due to: (i) higher volumes transported due to the increase in production of crude oil and refined products, along with operational efficiencies in the transportation systems; (ii) higher average COP/USD exchange rate; (iii) annual fees update; and (iv) the execution of 13 contingent reversal cycles in the Bicentenario pipeline, versus only one cycle executed in the previous year.

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

The cost of sales amounted to COP 4,380,195 in 2023 as compared to COP 3,893,210 million in 2022. The cost of sales for this segment increased by 12.5% in 2023 as compared with 2022 mainly due to: (i) the inflationary effect on maintenance contract fees, operating support area costs, and personnel costs, among others, (ii) higher operation and maintenance activities, and (iii) the increase in variable costs of materials and electricity, mainly associated with higher volumes transported and increases in energy prices, consistent with market conditions.

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

In 2023, operating expenses before the impairment of non - current assets increased by 9.7% as compared to 2022 mainly due to (i) higher emergency response and social investment activities expenses, and (ii) an increase in personnel expenses and insurance policies.

In 2022, operating expenses before the impairment of non-current assets increased by 242.7% as compared to 2021 mainly due to the effect of the income generated in 2021 by the Frontera settlement agreement.

The impairment loss of non - current assets recognized in the segment in 2023 was COP 630,134 million, compared to the impairment loss of non - current assets of COP 406,229 million in 2022. This impairment loss was primarily due to (i) the decrease in the exchange rate for year - end 2023 versus 2022; (ii) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission - CREG; (iii) an increase in discount rates to 5.88% for 2023, compared to 4.73% for 2022, and 2.95% for 2021; and (iv) volumetric projection based on the financial plan and the long - term volumetric balance.

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

The segment recorded net income attributable to owners of Ecopetrol of COP 4,829,051 million in 2023 as compared to a net income of COP 4,483,060 million in 2022 and 4,635,354 million in 2021.

4.6.1.11	Refining and Petrochemicals Segment Results

In 2023, the refining and petrochemical segment sales were COP 82,147,926 million compared to COP 89,178,947 million in 2022. In 2023, sales of refined products and petrochemicals decreased by 7.9% as compared with 2022, mainly due to: (i) lower prices of middle distillate products and gasoline, and (ii) decrease of refined product spreads, in both cases associated with market factors. Invercolsa's revenues increased as a result of the higher commercialization of natural gas volumes. Esenttia's sales volume decreased 32,000 tons due to a decrease in polypropylene (PP) prices due to moderating demand and high inventories, reducing year - on - year sales results and total margin of USD 214.9 per ton in 2022 to USD 85.9 per ton in 2023.

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

Cost of sales amounted to COP 75,716,453 million in 2023, compared to COP 80,331,998 million in 2022 and COP $48,535,388 million in 2021. In 2023, the cost of sales for this segment decreased 5.7% as compared with 2022, mainly due to (i) lower crude feedstock cost, and (ii) decrease in refined product spreads, associated with market factors, partially offset by (i) cost associated with the higher cargo volumes; and (ii) the higher average COP/USD exchange rate.

In 2022, cost of sales amounted to COP 80,331,998 million in 2022, compared to COP 48,535,388 million in 2021 and COP 25,825,555 million in 2020. In 2022, the cost of sales for this segment increased 65.5% as compared with 2021, principally due to: (i) increased in volume purchases of crude oil to be used by our refineries primarily due to higher throughput and higher products imports, (ii) higher average purchase prices, (iii) increase in diesel and gasoline imports associated with the higher demand caused by the economic recovery and major maintenance activity at our refineries, (iv) commissioning of the Cartagena Crude Plant Interconnection Project and (v) the higher average COP/USD exchange rate.

In 2023, operating expenses before the impairment reversal of non - current assets increased by 9.3% as compared to 2022, mainly due to higher sales and marketing expenses due to the increase in volumes sold abroad.

In 2022, operating expenses before the impairment of non-current assets increased by 30.9% as compared to 2021, mainly due to: (i) an increase in commercialization expenses directly tied to the increase in sales, and (ii) the recognition of the fixed cost of plants temporarily halted at the Cartagena Refinery as a result of scheduled major maintenance works.

In 2023, we recognized an impairment recovery of non-current assets in this segment totaling COP 1,482,444 million, as compared to an impairment recovery of COP 1,096,021 million in 2022. The recovery recorded in 2023 was generated primarily due to an impairment recovery in Cartagena Refinery due to (i) higher price differentials in middle distillates in the medium and long-term projection, (ii) imported crude oils more discounted on the brent marker, and (iii) operational improvements executed in 2023, which together with energy efficiency initiatives have managed to optimize the operational costs of the refinery and reduce energy consumption.

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

As mentioned earlier, the refining segment is highly sensitive to changes in product prices and feedstock in the international market, discount rate and refining margins, among others.

The refining and petrochemicals segment recorded net income attributable to owners of Ecopetrol of COP 5,352,446 million in 2023 compared to a net income of COP 4,686,009 million in 2022 and a net loss of COP 1,198,619 million in 2021.

4.6.1.12	Electric Power Transmission and Toll Roads Concessions Segment Results

In 2023, the electric power transmission and toll roads segment revenues from contracts with customers were COP 14,168,266 million, which included COP 10,940,721 million for electricity transmission, COP 2,752,383 million for toll road concessions and COP 475,162 million for telecommunication technologies and other operating revenues.

In 2023, income increased mainly due to the energy business with projects that began operations, the positive impact of contractual escalator clauses, and higher returns on contractual assets. Additionally, adjustments to construction margins, along with new energizing improvements and reinforcement in Brazil projects, contributed positively, and the end of the provisions applied by the CREG associated with the voluntary decrease in fees, resuming the use of the PPI as a revenue escalator in Colombia. These effects were partially offset by (i) the revenue decreases in the toll road business due to the financial impact in the valuation of financial assets in Chile changed from UF (Unidad de Fomento) to CLP (Chilean pesos) in 2022, along with the end of the Ruta del Bosque concession; and (ii) in the telecommunications business, due to lower customer acquisitions, disconnections, reduced capacities, and loss of internet service users in Brazil, Colombia, and Peru.

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

In 2023, the cost of sales amounted to COP 5,928,905 million, compared to COP 5,854,832 million for 2022. These costs primarily encompass construction expenses associated with concession contracts, as well as operation and maintenance costs within our electric power transmission and toll roads concessions segment.

Administrative expenses amounted to COP 1,182,380 million in 2023, compared to COP 965,314 million for 2022. The administrative expenses include depreciation, commissions and fees, impairment of non - current assets and services.

The increase in cost of sales and administrative expenses are mainly due to (i) in the energy business, inflationary pressures on costs, higher maintenance and conservation services for transmission lines and substations, personnel services, fees, and environmental and social expenses, and (ii) in the telecommunications business, higher costs for expanding service to new customers and infrastructure maintenance. These effects were offset mainly by lower costs in the toll road business with the end of the Ruta del Bosque concession.

The operating costs for our electric power transmission and toll roads concessions segment, which is mainly related to construction costs of concession contracts, operation and maintenance costs, amounted to COP 5,854,832 million for the 12 months of 2022, compared to COP 1,817,491 million for the four months of 2021 following our acquisition of ISA and its integration to our Group. Administrative expenses, which include depreciation, commissions and fees, impairment of non-current assets and services, including acquisition costs related to our acquisition of ISA, amounted to COP 1,157,522 million in 2022, compared to COP 374,670 million for the four months of 2021 following our acquisition of ISA and its integration to our Group. The electric power transmission and toll roads segment and its companies continue to implement initiatives aimed at controlling these expenses by monitoring productivity indicators and designing a cost model based on the asset’s life cycle.

In 2023, the share of profit of associates and joint ventures caused a positive effect in our results of COP 529,536 million, which corresponded to the participation in the results mainly of Transmissora Aliança de Energia Elétrica, Interligação Elétrica do Madeira and Interligação Elétrica Garanhuns, energy transport companies in Brazil.

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

The impairment of non - current assets recognized in the segment in 2023 was COP 209,551 million, compared to impairment losses of non - current assets of COP 87,543 million in 2022. This impairment loss was primarily due to: (i) impairment COP 85,168 million in Consorcio Transmantaro due to lower fair market value in Yaros project, (ii) impairment of COP 85,568 million in Internexa Brazil and COP 12,593 million in Intenexa Argentina, considering the update of the business plan that reflected a decrease in revenues and operating margins to the South Cash Generating Unit, which includes the Transandino pipeline - (OTA) and the port of Tumaco, which in turn was primarily due to a decrease in our estimate of its long - term volume capability.

In 2022, we recognized an impairment loss of non - current assets in this segment totaling COP 87,543 million mainly due to lower margins and decreased performance of Internexa Brazil.

The electric power transmission and toll roads concessions segment recorded net income attributable to owners of Ecopetrol of COP 674,968 million in 2023, as compared to net income attributable to owners of Ecopetrol of COP 673,688 million in 2022.

4.7	Liquidity and Capital Resources

Our principal sources of liquidity in 2023 were: (i) cash flows from our operations amounting to COP 19,800,552 million, (ii) cash flow from dividends amounting to COP 482,124 million, and (iii) cash flows from our investing activities mainly due to the net sales of securities investment portfolio amounting to COP 976,467 million.

Our main uses of cash in 2023 were: (i) COP 24,090,916 million in capital expenditures, which included investments in property, plant and equipment, natural and environmental resources and intangibles, (ii) dividend payments amounting to COP 5,570,876 million, which included dividends of COP 2,747,231 million to Ecopetrol’s shareholders, including minority shareholders, and dividends paid to the non-controlling shareholders of our subsidiaries totaling COP 2,823,645 million, and (iii) COP 5,794,675  related to payments of principal and payments of interest. For more information regarding our debt, see section Financial Review—Financial Indebtedness and Other Contractual Obligations.

4.7.1	Review of Cash Flows

Cash from operating activities

Net cash provided by operating activities decreased by 45.4% in 2023 as compared to 2022, mainly as a result of:

(i)

A COP 14,977,042 decrease in our operating income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets primarily due to: (i) unfavorable crude and refined product prices in the international, Asian and European markets, and (ii) inflation and the exchange rate effect on operating costs and expenses. The above was partially offset by higher sales volumes by 5.5% as compared to 2022, associated with increases in production, a positive performance by the refineries, and higher volumes transported.

(ii)

Higher working capital needs by COP 4,071,109 due to an increase in tax payments between 2023 and 2022 which corresponds mainly to the better results obtained by Ecopetrol S.A. in 2022, generated by the growth of revenue given the increase in the average prices of the crude basket oil, natural gas.

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

Cash used in investing activities

In 2023, net cash used in investing activities increased by 10.6% as compared to 2022, mainly resulting from a 10.1% increase in capital expenditures mainly in development wells in Rubiales, Caño Sur, Castilla, Casabe, and Permian in the upstream segment, investments focused on operational continuity in the midstream and downstream segments, investments in the construction of power lines, and investments to increase the reliability of the grid and comply with regulation.

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

Cash used in financing activities

Net cash used in financing activities decreased by 98.1% in 2023, as compared to 2022, mainly due to: (i) a COP 7,786,071 decrease in dividend payments in 2023 as compared to 2022, and (ii) a COP 10,852,391 million increase from borrowings, net of related repayments of principal and payments of interest, as compared to 2022.

Net cash used in financing activities increased by 372.1% in 2022, as compared to 2021, due to: (i) a COP 10,585,660 increase in dividend payments in 2022 as compared to 2021. This increase was partially offset by a decrease from borrowings, net of related repayments of principal and payments of interest, of COP 15,123,413 million as compared to 2021.

4.7.2	Capital Expenditures

Our consolidated capital expenditures in 2023, 2022, and 2021 were COP 24,090,916 million, COP 21,877,770 million, and COP 13,294,962 million, respectively. These investments were distributed by business segment on average, for the past three years as follows 74.8% for the exploration and production segment, 12.2% for the transportation and logistics segment, 6.8% for the electric power transmission and toll roads concessions segment, and 6.2% for refining and petrochemicals, mainly in development wells in Rubiales, Caño Sur, Castilla, Casabe, and Permian in the upstream segment, investments focused on operational continuity in the midstream and downstream segments, investments in the construction of power lines, and investments to increase the reliability of the grid and comply with regulation. See Note 33.3 to our consolidated financial statements for more detail about capital expenditures by segment.

The amount of our investment plan approved for 2024-2026 is USD 20.2 billon. See section Strategy and Market Overview—Our Corporate Strategy—2024 Investment Plan for further information and implicit Brent prices.

The resources required for the investment plan can be funded through internal cash generation, collection of the accounts receivable from the FEPC and loans.

4.7.3	Dividends

In the General Assembly of Shareholders held on March 22, 2024, a distribution of ordinary dividends for the fiscal year ended December 31, 2023, was approved as follows: COP 12,828,409 million, or COP 312 per share, based on the number of outstanding shares as of December 31, 2023. Of the total dividends approved, COP 278 per share corresponds to an ordinary dividend pursuant to our current dividend policy and COP 34 per share corresponds to an extraordinary dividend given the strong operational results of the Company in 2023. The payment is expected to be be made in two installments in April 2024 and June 2024 to our minority shareholders. The payment to the majority shareholder is expected to be made before December 31, 2024, taking into account the payment schedule of the balance of the Fuel Price Stabilization Fund (FEPC) corresponding to its 2023 accumulation. On April 4, 2024, the Company paid dividends to the Ministry of Finance and Public Credit of COP 4 trillion, according to profit distribution project for fiscal year 2023 approved by the Ordinary General Assembly of Shareholders of Ecopetrol S.A., held on March 22, 2024.

In 2023, we paid dividends of COP 24,323,410 million to our shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP 2,806,020 million. COP 21,576,179 million in dividends corresponding to the Nation were offset against the FEPC accounts receivable owed to Ecopetrol.

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

We prepare our interim and annual statutory financial information in accordance with our internal reporting policies, which follow Colombian IFRS and differ in certain significant aspects from IFRS. The following table sets forth our consolidated net income and equity for years ended December 31, 2023, 2022 and 2021, in accordance with Colombian IFRS and IFRS:

Table 63 – Consolidated Net Income and Equity

	For the year ended December 31,			% Change
	2023	2022	2021	2023/2022	2022/2021

	(COP Million)
Net income attributable to owners of Ecopetrol (IFRS)	21,060,798	31,604,781	15,649,143	(33.4)	102.0
Cash flow hedge for future company exports	(54,174)	(104,567)	(108,198)	(48.2)	(3.4)
Exchange rate effects on tax bases – Deferred tax	(1,940,770)	1,906,077	1,153,739	1.8	65.2
Insurance Contracts IFRS 17	(3,763)	—	—	—	—
Net income Attributable to owners of Ecopetrol (Colombian IFRS)	19,062,091	33,406,291	16,694,684	(42.9)	100.1
Net Equity (IFRS)	100,252,480	113,903,089	90,583,772	(12.0)	25.7
Exchange rate effects on tax bases – Deferred tax	2,845,139	5,183,961	3,459,908	(42.9)	49.8
Purchase Price Allocation ISA	—	—	(291,608)	—	(100.0)
Insurance Contracts IFRS 17	1,185	—	—	—	—
Net Equity (Colombian IFRS)	103,098,804	119,087,050	93,752,072	(13.4)	27.0

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

Under Colombian IFRS, the General Accounting Office of the Nation (CGN for its acronym in Spanish) issued Resolution 509, which allows companies to apply hedge accounting for non-derivative financial instruments from any date within the transition period or the first period of application of International Accounting Standards in Colombia, even if such company has not yet formally documented the hedging relationship, the objective or the risk management strategy. Under these rules, we applied cash flow hedge accounting from January 1, 2015, in our financial statements under Colombian IFRS.

As a result of this accounting policy difference, for the year ended December 31, 2023, our net income as reported under IFRS was COP 54,174 million higher than our net income as reported under Colombian IFRS.

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

As a result of this accounting policy difference, for the year ended December 31, 2023, our net income attributable to owners of Ecopetrol as reported under IFRS was COP 1,940,770 million lower than our net income attributable to owners of Ecopetrol as reported under Colombian IFRS.

In May 2017, the International Accounting Standards Board issued IFRS 17 which will replace IFRS 4 that was issued in 2005. IFRS 17 applies to all types of insurance and reinsurance contracts, regardless of the type of entities issuing them, as well as certain guarantees and financial instruments with discretionary participation features. The standard should be applied as of January 1, 2023. This standard applies specifically to our subsidiary Black Gold Re, domiciled in Bermuda. That entity provides, through a dual insurance program structure (World General Package (WUP) program and Global Energy Package (GEP) program), reinsurance to the Ecopetrol group. Since this standard has not been introduced in Colombian regulations by decree, the accounting policy based on IFRS 4 continues to be applied in the Financial Statements of the Business Group disclosed under the standards of the local accounting regulatory entities.  As a result of this accounting policy difference, for the year ended December 31, 2023, our net income attributable to owners of Ecopetrol as reported under IFRS was COP 3,763 million higher than our net income attributable to owners of Ecopetrol as reported under Colombian IFRS.

As a result of these accounting policy differences described above, for the year ended December 31, 2023, we reported net income attributable to the owners of Ecopetrol under IFRS of COP 21,060,798 million as opposed to a net income attributable to the owners of Ecopetrol of COP 19,062,091 million reported under Colombian IFRS for the same period. For the year ended December 31, 2022, we reported net income attributable to the owners of Ecopetrol under IFRS of COP 31,604,781 million as opposed to a net income attributable to the owners of Ecopetrol of COP 33,406,291 million reported under Colombian IFRS for the same period. For the year ended December 31, 2021, we reported net income attributable to the owners of Ecopetrol under IFRS of COP 15,649,143 million as opposed to a net income attributable to the owners of Ecopetrol of COP 16,694,684 million reported under Colombian IFRS for the same period.

4.9	Financial Indebtedness and Other Contractual Obligations

As of December 31, 2023, we had outstanding consolidated indebtedness of USD 26.9 billion, which corresponded primarily to the following long-term transactions:

Table 64 – Consolidated Financial Indebtedness

Outstanding
Balance as of
Dec. 31, 2023
Company	Type	Initial Date	Original Amount	Maturity	Interest Rate	Amortization	(in nominal values)
Ecopetrol S.A.	Bonds	September 18, 2013	USD 850 million	September 18, 2043	7.375%	Bullet	USD 850 million
		May 28, 2014	USD 2,000 million	May 28, 2045	5.875%	Bullet	USD 2,000 million
		September 16, 2014*	USD 1,200 million	January 16, 2025	4.125%	Bullet	USD 1,200 million
		June 26, 2015	USD 1,500 million	June 26, 2026	5.375%	Bullet	USD 1,500 million
		April 29, 2020	USD 2,000 million	April 29, 2030	6.875%	Bullet	USD 2,000 million
		November 02, 2021	USD 1,250 million	November 02, 2031	4.625%	Bullet	USD 1,250 million
		November 02, 2021	USD 750 million	November 02, 2051	5.875%	Bullet	USD 750 million
		January 13, 2023	USD 2,000 million	January 13, 2033	8.875%	Bullet	USD 2,000 million
		July 6, 2023**	USD 300 million	January 13, 2033	8.875%	Bullet	USD 300 million
		July 6, 2023	USD 1,200 million	January 19, 2029	8.625%	Bullet	USD 1,200 million
		December 1, 2010	COP 284,300 million	December 1, 2040	Floating	Bullet	COP 284,300 million
		August 27, 2013	COP 347,500 million	August 27, 2028	Floating	Bullet	COP 347,500 million
		August 27, 2013	COP 262,950 million	August 27, 2043	Floating	Bullet	COP 262,950 million
	Bank Loans	December 30, 2011***	USD 440 million	December 20, 2025	Floating	Semi-annual	USD 132 million
		September 29, 2022	USD 1,200 million	August 17, 2024	Floating	Bullet	USD 1,200 million
		December 20, 2022	USD 1,000 million	December 20, 2027	Floating	Semi-annual	USD 1,000 million
		May 16, 2023	USD 400 million	May 16, 2028	Floating	Bullet	USD 400 million
		September 8, 2023	USD 1,000 million	September 8, 2030	Floating	Semi-annual	USD 1,000 million
		September 8, 2023	COP 1,000,000 million	September 8, 2030	Floating	Bullet	COP 1,000,000 million
		Various	USD 200 million	Various	Floating	Various	USD 200 million
	ECAs	December 30, 2011***	USD 2,650 million	December 20, 2027	Fixed	Semi-annual	USD 603 million
		December 30, 2011***	USD 100 million	December 20, 2027	Floating	Semi-annual	USD 23 million
		December 30, 2011***	USD 97 million	December 20, 2027	Fixed	Semi-annual	USD 22 million
		December 30, 2011***	USD 210 million	December 20, 2027	Floating	Semi-annual	USD 48 million
Invercolsa & Subsidiaries	Bank Loans	Various	COP 639,956 million	Various	Various	Various	COP 419,524 million
Ocensa	Bond	July 14, 2020	USD 500 million	July 14, 2027	4.000%	Bullet	USD 400 million
CENIT -Oleoducto Bicentenario ****	Bank Loan	July 5, 2012	COP 2,100,000 million	July 5, 2024	Floating	Quarterly	COP 148,400 million
ODL	Lease	November 5, 2015	COP 308,221 million	November 4, 2032	Floating	Monthly	COP 165,587 million
ISA & Subsidiaries	Bonds	Various	USD 2,859 million	Various	Various	Various	USD 2,716 million
		Various	USD 2,529 million†	Various	Various	Various	USD 2,768 million
		Various	COP 4,185,707 million	Various	Various	Various	COP 4,248,629 million
	Bank Loans	Various	USD 258 million	Various	Various	Various	USD 306 million
		Various	USD 576 million†	Various	Various	Various	USD 526 million
		Various	COP 3,272 billion	Various	Various	Various	COP 2.670 billion
Total*****							COP 103,193 billion

*       4.125% Notes due 2025 have been settled or satisfied and discharged as follows: (i) the cash tender offer (the “Offer”) by Ecopetrol, to purchase any and all of its outstanding 4.125% Notes due 2025, and (ii) satisfaction and discharge of the outstanding 4.125% notes due 2025, pursuant to the terms of the indenture agreement dated July 23, 2009, as amended by Amendment No. 1 to the Indenture, dated as of June 26, 2015, executed between Ecopetrol, as issuer, and The Bank of New York Mellon, as trustee, registrar, paying agent and transfer agent.

**     Reopening of Notes due 2033

***   Debt originally obtained by Cartagena Refinery for the refinery modernization and voluntarily assumed by Ecopetrol. In prior annual reports on form 20-F, there was a typographical error in respect of the original amount outstanding of the Bank Loan. It was listed as USD 321 million and the correct amount as listed in the table above is USD 440 million.

****  On December 28, 2023, Oleoducto Bicentenario de Colombia S.A.S merged with Cenit. As a result, Oleoducto Bicentenario de Colombia S.A.S. was dissolved without liquidation, and all its assets and liabilities, rights and obligations were transferred to Cenit.

*****For the total outstanding balance as of Dec. 31, 2023, in amortized values, please refer to page F-70 of the notes to our financial statements.

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

On January 19, 2024, Ecopetrol issued 8.375% Notes due in 2036 in an aggregate amount of USD 1,850,000,000 (COP 7.1 trillion according to the COP/USD exchange rate as of December 31, 2023); in a SEC-registered transaction. The notes were listed on the NYSE. In addition, on January 9, 2024, the Company announced a tender offer for any and all of the outstanding 4.125% notes due 2025. For more detail on these transactions, see Financial Statements—Subsequent and relevant events.

The short and long-term debt transactions executed in 2023 were as follows:

●	On January 10, 2023, Ecopetrol priced a 10-year, 8.875% coupon note, due on January 13, 2033. In addition, on January 17, 2023, the Company announced a tender offer for up to USD 1 billion nominal amount of its notes due on September 18, 2023; offers for an aggregated amount of USD 976 million were received.
●	On March 16, 2023, Ecopetrol received the authorization of the Ministry of Finance and Public Credit to enter into a one trillion Colombian pesos (COP) committed line of credit with Bancolombia.
●	On May 10, 2023, the Ministry of Finance and Public Credit authorized the execution of a loan agreement for up to USD 400 million. The loan agreement was executed among Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank LTD, as lenders.
●	On July 6, 2023, Ecopetrol issued (i) 8.875% Notes due 2033 in an aggregate amount of USD 300,000,000 (COP 1.2 trillion according to the COP/USD exchange rate as of December 31, 2023), and (ii) 8.625% Notes due 2029 in an aggregate amount of USD 1,200,000,000 (COP 4.6 trillion according to the COP/USD exchange rate as of December 31, 2023); in a SEC-registered transaction. The notes were listed on the NYSE.
●	On July 7, 2023, Ecopetrol announced the redemption of its 5.875% Notes due 2023, which were issued in 2013.
●	On August 24, 2023, the Ministry of Finance and Public Credit authorized the execution of a loan agreement for up to USD 1 billion to be executed among Deutsche Bank AG, Banco Inbursa S.A., Banco Latinoamericano de Comercio Exterior S.A., and ICBC Standard Bank Plc, as lenders.

The short and long-term debt transactions executed in 2022 were as follows:

●	Between March and August 2022, Transelca S.A. and Internexa S.A., subsidiaries of ISA in Colombia, raised an aggregate of COP 279,907 million by executing several loan transactions with different maturities, in the local market.
●	Between March and December 2022, several of ISA’s subsidiaries in Perú (CTM, Internexa, Red de Energía del Perú, ISA Perú) raised an aggregate of USD 166.2 million and PEN 249.3 million by means of bank loans with different maturities, executed with local and international counterparties.
●	On April 4, 2022, Consorcio Transmantaro S.A. (“CTM”), one of ISA’s electric power transmission subsidiaries in Perú issued 5.200% amortizing notes due 2038 in an aggregate amount of USD 500 million under an unregistered Rule 144A/Regulation S notes offering (COP 1.89 trillion according to the COP/USD exchange rate as of April 04, 2022). The notes were listed on the Official List of the Luxemburg Stock Exchange. This follows CTM’s announcement on March 22, 2022, of an any and all tender offer with allocation codes and consent solicitation to holders of CTM’s 4.375% senior notes due 2023.On April 18, 2022, Companhia de Transmissão de Energia Elétrica Paulista (“ISA CTEEP”), ISA’s electric power transmission subsidiary in Brazil, issued BRL 700 million of local amortizing notes (debentures) due in 2026. The notes bear an interest rate of CDI 1.55%. In addition, the Company raised BRL 233.7 million by means of a 20-year loan bearing an interest rate of TLP 2.01%.
●	Between June and December 2022, Internexa Brazil raised an aggregate of BRL 65.6 million.
●	The toll roads operated by Intervial Chile, executed the following debt transactions during 2022:

o	On November 15, 2022, Ruta del Loa Sociedad Concesionaria S.A. issued local inflation-linked bonds due 2050, with a face value of Unidad de Fomento (“UF”) 1,927,500. The bonds bear an interest rate of 3.85%.
o	On March 15, 2022, Ruta del Bosque Sociedad Concesionaria S.A., prepaid its notes due June 15, 2022. The outstanding nominal value as of the prepayment date amounted to UF 1,500,500.
o	On September 15, 2022, Ruta de la Araucanía Sociedad Concesionaria S.A., raised funds through an inflation-linked loan for an aggregate amount of UF 1,347,515. The bonds bear a floating interest rate of TAB (180) 1.28%.

The short and long-term debt transactions executed in 2021 were as follows:

●	On August 17, 2021, we entered into a committed line of credit for up to USD 1.2 billion with Banco Bilbao Vizcaya Argentaria, S.A. New York Branch, Banco Santander, S.A., JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia, as lenders. As of the date of this annual report, no disbursements have been made from this line of credit.
●	On August 17, 2021, we entered into a loan agreement for an amount of up to USD 4.0 billion with Banco Santander, S.A., Citibank, N.A., JPMorgan Chase Bank, N.A. and The Bank of Nova Scotia, from which USD 3,672,000,000 were disbursed to finance the acquisition of ISA. The loan is payable at maturity on August 18, 2023, and bears an interest rate of 3-month LIBOR plus 80 basis points. As of the date of this annual report, the outstanding balance on this loan is USD 472,000,000.
●	On November 2, 2021, we issued 4.625% Notes due 2031 in an aggregate amount of USD 1.25 billion (COP 4.98 trillion according to the COP/USD exchange rate as of December 31, 2021) and 5.875% Bonds due 2051 in an aggregate amount USD 750 million (COP 2.99 trillion according to the COP/USD exchange rate as of December 31, 2021) in a SEC-registered transaction. The notes and bonds were listed on the NYSE. The proceeds thereof were used to partially refinance the loan described above disbursed in connection with the Acquisition. On November 26, 2021, ISA issued 3.825% Notes due 2033 in an aggregate amount of USD 330 million (COP 1.31 trillion according to the COP/USD exchange rate as of December 31, 2021) under an unregistered Rule 144A/Regulation S notes offering. The notes were listed on the Official List of the Singapore Exchange Securities Trading Limited.

Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our contractual obligations as of December 31, 2023.

Table 65 – Our Material Contractual Obligations

	Payments due by period
		Short Term	Long Term
		(Less than 1	(More than 1
COP Millions	Total	year)	year)
Employee Benefit Plan	62,944,122	1,994,978	60,949,144
Contract Service Obligations	27,232,048	9,794,466	17,437,582
Natural Gas Supply Agreements	28,830,072	13,083,834	15,746,238
Purchase Obligations	7,797,827	4,063,986	3,733,841
Energy Supply Agreements	14,573,369	132,116	14,441,253
Capital Expenditures	50,718,827	12,038,767	38,680,060
Financial Sector Debt	25,801,701	9,795,845	16,005,856
Bonds	77,947,241	4,728,078	73,219,163

Total	295,845,207	55,632,070	240,213,137

4.10	Off Balance Sheet Arrangements

As of December 31, 2023, we did not have off-balance sheet arrangements of the type that is required to be disclosed under Item 5 of Form 20-F.

4.11	Statements of Financial Position

Table 66 - Consolidated Balance Sheet

	As of December 31,			% Change
Balance sheet	2023	2022	2021	2023/2022	2022/2021
(COP million)
Total assets	280,141,090	302,792,431	242,426,616	(7.48)	24.90
Liabilities	179,888,610	188,889,342	151,842,844	(4.77)	24.40
Equity	100,252,480	113,903,089	90,583,772	(11.98)	25.74
Total liabilities and equity	280,141,090	302,792,431	242,426,616	(7.48)	24.90

In 2023, assets decreased by 7.5% or COP 22,651,342 million compared year-on-year, mainly due to:

●	A decrease in accounts receivable of COP 8,288,474 million, primarily because of the offsetting of the balance of the account receivable of the Fuel Price Stabilization Fund account (FEPC) against dividends to be paid to the Republic of Colombia for COP 21,576,179 million, and funds received for COP 4,770,351 million. Additionally, the balance of the FEPC account has decreased because of the gradual increase in gasoline prices in Colombia and the decrease in benchmark prices (COP 20,505,603 million).
●	A decrease in property, plant, equipment, natural resources, and intangibles by COP 6,365,469 million, resulting from the net effect of a lower exchange rate and its implications on subsidiaries with a functional currency other than the Colombian peso, the depreciation for the period, and a higher CAPEX.
●	A decrease in taxes of COP 1,544,306 million, primarily associated with the restatement of the deferred taxes resulting from the exchange rate effect.
●	A decrease in inventories of COP 1,677,586 million, mainly because of prices, increased throughput in the refineries, and higher sales.

In 2023, liabilities decreased by 4.8% or COP 9,000,732 million compared to 2022, mainly due to:

●	A decrease in financial liabilities of COP 9,319,312 million, net effect between higher debt and the revaluation of the Colombian peso against the U.S. dollar.
●	Lower current tax liabilities associated with lower net income of COP 6,469,807 million.

In 2022 Ecopetrol Group’s assets increased by COP 60,365,815 million year-on-year, mainly because of:

●	An increase in accounts receivable (COP$28,771,606 million), mainly due to an increase in the value of the FEPC account receivable (COP$18,472,082 million) and the positive effect of the foreign exchange on concessions assets in ISA Brazil.
●	An increase in property, plant, and equipment, natural and environmental resources, right-of-use assets and intangible assets (COP$20,103,962 million) generated by: (i) higher capital expenditure mainly in Ecopetrol S.A. and Permian, and (ii) the positive effect of foreign currency translation in companies whose functional currencies are different from the Colombian Peso. The above was partially offset by the depreciation and amortization for the year (COP$12,128,991 million).
●	An increase in the deferred tax asset (COP$4,367,622 million) which resulted from an increase in U.S. dollar loans payable by the Ecopetrol Group, due to the devaluation of the Colombian Peso in 2022 (21%), and an increase in debt levels for the Ecopetrol Group.

●	An increase in inventories, mainly due to crude oil in transit at the end of the year (COP$3,481,822 million).
●	An increase in investments in associates and joint ventures (COP$1,139,414 million), mainly due to the effect of translating investments made in foreign currencies to the Colombian Peso.

In 2022 the increase COP$37,046,498 million in total liabilities during 2022 was mainly due to:

●	An increase in debt COP$20,073,911 million mainly due to the devaluation of the Colombian Peso against the U.S. dollar in 2022. The effect of exchange rate fluctuations on our debt is recognized mainly in equity as a result of the application of hedge accounting on our net investment abroad and our cash flow.
●	An increase in income tax COP$8,470,068 million, mainly due to higher net profit in 2022.
●	An increase in accounts payable COP$6,355,922 million, resulting from an increase in economic activity and higher prices in 2022.
●	An increase in unpaid employee benefits (COP$1,586,194 million), mainly due to a decrease in the valuation of trust assets for the payment of Ecopetrol’s employment liabilities.

Total equity of the Ecopetrol Group for year-end 2023 was COP 100,253,665. Equity attributable to Ecopetrol's shareholders was COP 75,707,812, a decrease of COP 10,447,115 compared to December 2022, mainly as a result of the distribution of dividends for the period and the effect of the exchange rate on subsidiaries with a functional currency other than the Colombian peso.

In 2022, Ecopetrol equity as of December 2022 was COP$113,903,089 million. Equity attributable to Ecopetrol shareholders was COP$86,154,927 million, an increase of COP$17,665,380 million compared to December 2021, mainly as a result of the effect of the net profit for the year.

4.12	Trend Analysis and Sensitivity Analysis

We updated our 2024 – 2026 Business Plan on November 30, 2023. See section Strategy and Market Overview—Our Corporate Strategy—2024–2026 Business Plan for a discussion of the trends recognized in the development of that plan.

Sensitivity Analysis

The following table provides information about the sensitivity analysis conducted on our oil and gas reserves as of December 31, 2023, considering ICE Brent crude oil prices that reasonably reflect management’s view of crude oil prices given prevailing market conditions, and management portfolio costs.

Table 67 – Sensitivity Analysis of Reserves

			Total Oil
	Oil and	Natural Gas	and Gas
	NGL (mmb)	(bcf)	(mmboe)
Reserves as of December 31, 2023	1,471	2,346	1,882
Sensitivity Scenario	1,466	2,359	1,880
Difference (mmb)	-5	+13	-2
Difference (%)	-0.4%	+0.6%	-0.1%

The conversion rate used is 5,700 cf = 1 boe.

Assumptions for the Sensitivity Analysis of Reserves:

●	The base scenario on which our sensitivity analysis is made corresponds to 99.98% of our oil, NGL and natural gas reserves, as of December 31, 2023, as presented elsewhere in this annual report.

●	Ice Brent crude oil price and gas prices reflect management view of prices given prevailing market conditions and management portfolio costs.
●	The sensitivity analysis assumes a constant ICE Brent price of USD 83.4 per barrel in 2024, USD 72.9 per barrel in 2025, USD 75.7 per barrel in 2026 and between USD 79.7 and USD 77.3 per barrel in the period 2027-2040.

Sensitivity Analysis of our Results

The following table provides information about the sensitivity of our results as of December 31, 2023, due to variations of USD 1 in the price of ICE Brent crude and of 1% in the COP / USD exchange rate.

Table 68 – Sensitivity Analysis of our Results

		Income	Difference	Income	Difference
		Statement	Between	Statement	Between
	Income	Case ICE	Real 2023	Case	Real 2023
	Statement	Brent(1) +	and Case	TRM(2)	and Case
COP$Million	2023	USD1	ICE Brent	+1%	TRM
Revenue	143,185.84	144,564.96	1,379.12	144,462.02	1,276.18
Cost of sales	88,178.20	88,769.87	59,167	88,657.82	47,962
Gross Income	55,007.64	55,795.09	78,745	55,804.20	79,656
Operating expenses	11,154.09	11,154.09	0,00	11,154.09	0,00
Impairment of non-current assets	2,098.33	2,098.33	0,00	2,098.33	0,00
Operating income	41,755.22	42,542.67	78,745	42,551.78	79,656
Finance results, net	(5,665.38)	(5,665.38)	0,00	(5,665.38)	0,00
Share of profit of associates and joint ventures	80,535	80,535	0,00	80,535	0,00
Income before income tax	36,895.19	37,682.64	78,745	37,691.75	79,656
Income Tax	(11,515.88)	(11,761.66)	(24,578)	(11,764.51)	(24,863)
Net Income	25,379.31	25,920.98	54,167	25,927.24	54,793
(1)	ICE Brent = US$ 82 per barrel
(2)	Exchange rate (TRM) = COP$ 4,325/US$ 1.00

Assumptions for the Sensitivity Analysis of our Results:

●	Our sensitivity analysis is based on the Consolidated Statement of Profit or Loss for 2023, as presented elsewhere in this annual report.
●	The sensitivity of the ICE Brent price index is in reference to an increase of USD 1 per barrel of crude oil in the average ICE Brent reference price based on a 365-day year for 2023. Prices assumed correspond to realized prices for crude oil, natural gas and refined products for 2023, adjusted to account for the differences between such realized prices and the ICE Brent reference price.
●	The sensitivity of our results to changes in the exchange rate is in reference to a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2023. Prices are the realized prices of crude oil, natural gas and refined products in 2023 and are expressed for the sensitivity using the adjusted exchange rate (i.e. a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2023).
●	The income tax for each of our sensitivity analyses (price of ICE Brent and COP / USD exchange rate) is estimated using the effective corporate tax rate of 31% for 2023.
●	This sensitivity analysis keeps everything constant. In the case of significant variations of the ICE Brent price, we will perform interventions in our operating expenditures.

The table below sets forth the line items that are being affected by the variation on the reference prices or the average exchange rate.

Table 69

VARIATION ON ICE BRENT REFERENCE PRICE	VARIATION ON AVERAGE EXCHANGE RATE
REVENUE
Sales of crude oil	Sales of crude oil
Sales of refined products	Sales of refined products
Sales of natural gas	Sales of natural gas
COST OF SALES
Local purchases from business partners	Local purchases from business partners
Local purchases of hydrocarbons from the ANH	Local purchases of hydrocarbons from the ANH
Local purchases of natural gas	Local purchases of natural gas
Imports of products	Imports of products

5.	Risk Review
5.1	Risk Factor Summary

The following is a summary of the principal risks we face:

Risks Related to Our Business

1.	Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.
2.	Achieving our long-term growth depends on our ability to execute our strategy, transition to a low carbon economy, manage sustainability risks and opportunities, having cutting edge knowledge and technologies, diversify our portfolio and develop additional hydrocarbon reserves.
3.	Sharp movements of prices for crude oil, natural gas and refined products could adversely affect our business prospects, results and cash position.
4.	Foreign currency exchange rate fluctuations may affect our financial results.
5.	Increased competition may negatively impact our ability to access additional crude oil and natural gas reserves in Colombia and abroad.
6.	Operational risks may materialize and affect the health and safety of our workforce, the local community and the environment, and cause disruptions or shutdowns.
7.	Our involvement in deep-water drilling, either directly or indirectly, involves risks and costs, which may be out of our control.
8.	We are exposed to the credit, political and regulatory risks of our key customers.
9.	Our ability to access credit markets may be limited by the deterioration of these markets, changes in credit ratings, and limited offering from financial institutions to participants in the oil and gas industry.
10.	We may be exposed to increases in interest rates, thereby increasing our financial costs.
11.	Our current and planned investments, divestments and business activities outside Colombia are exposed to political and economic risks.
12.	Our future performance depends on successful selection, development and deployment of new technologies and our knowledge about them.
13.	Our performance could be negatively affected by the lack of employees with the skills needed to execute our business strategy.
14.	If the strategic plans associated to natural gas fail or underdeliver, we may be unable to keep pace with increasing domestic demand.
15.	Our operations could be affected by demonstrations and other actions of labor unions, social organizations, communities and contractors.
16.	Our activities may be interrupted or affected by external factors, such as climate change and its effect on weather and natural disasters.
17.	Our operations, including our activities in indigenous reserves and Afro-Colombian lands, could face opposition from various communities.

18.	We have made and may make significant investments and divestments, and we may not realize their expected value.
19.	We might be required to provide financial support to our subsidiaries in Colombia or abroad.
20.	Colombian State control entities’ investigations of current or former employees of our current or former subsidiaries could affect our reputation.
21.	We are exposed to public investigations of control entities that may impact our reputation.
22.	Our results may be affected by supply chain disruptions and high price volatility impacting our suppliers, partners and other third-parties.
23.	Our insurance policies do not cover all liabilities and may not be available for all risks.
24.	New trends in the insurance sector in the face of climate change may impact our financial condition and results of operations.
25.	A failure in our information technology systems or cybersecurity attacks may adversely affect our financial results.
26.	We are exposed to behaviors incompatible with our ethics and compliance standards.
27.	The reliability and capacity of national power supply systems may affect or limit the continuity of our operations or limit growth.
28.	Rising water production levels may affect or constrain our crude oil production.

Risks Related to Colombia’s and the Region’s Political Environment

29.	Changes in economic, energy transition and oil & gas policies in Colombia, Peru, Brazil, Chile and the United States of America could materially affect our financial condition and results of operations.
30.	Our business operations and financial condition could be negatively affected by pandemic or epidemic diseases and other health events.
31.	The Colombian Government could seize or expropriate our assets under certain circumstances for fair compensation.
32.	Colombia has experienced internal security issues that have had or could have a negative effect on the Colombian economy and on us.
33.	Despite the current government’s announcement of a bilateral ceasefire with some armed groups, non-conformism may arise in the process of these dialogues spoken out through illegal and terrorist activities.
34.	Regional and global events may have an impact on Colombia’s social, economic and political situation as well as on us and our operations.
35.	We are subject to the prevailing economic conditions and investment climate in Colombia, which may be less stable than those in developed countries.

Legal and Regulatory Risks

36.	Our operations are subject to extensive regulation, which is subject to change from time to time by the applicable regulatory authorities.
37.	More stringent environmental regulation may lead to increased expenses or reduced demand for our products, as well as affect timely permits.

38.	We may not be able to keep pace with changing environmental requirements related to impacts to Colombia’s biodiversity and nature.
39.	Our operations might be affected by rising climate change and energy transition regulatory developments.
40.	New or higher taxes resulting from changes in regulations or their interpretation could adversely affect our results of operations and financial condition.
41.	We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations.

Risks Related to Our ADSs

43.	Holders of our ADSs may encounter difficulties in protecting their interests.
44.	Our ADS holders may be subject to regulations on foreign investment in Colombia.
45.	Holders of our ADSs may not be able to effect service of process on us, our directors, or executive officers within the United States, which may limit your recovery in any foreign judgment you obtain against us.
46.	The protections afforded to minority shareholders in Colombia are different from those in the United States and may be difficult to enforce.
47.	ADSs do not have the same tax treatment as other equity investments in Colombia.
48.	Judgments of Colombian courts with respect to our ADSs will be payable only in Colombian Pesos.
49.	The relative volatility and illiquidity of the Colombian securities markets may substantially limit our investors’ ability to sell our ADSs at the price and time they desire.
50.	We are not required to disclose as much information to investors as a U.S. issuer is required to disclose.

Risks Related to the Controlling Shareholder

51.	Our controlling shareholder’s interests may differ from those of certain minority shareholders or may affect our long-term strategy.
5.2	Risk Factors

The risks discussed below could have a material adverse effect, separately or in combination, on our business’s operating results, cash flows, liquidity, and financial condition. Investors should carefully consider these risks.

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

Hydrocarbon reserves presented in this annual report were calculated in accordance with SEC regulations. As required by those regulations, reserves were valued based on the unweighted average of closing prices for the first day of each month in the 12 - month periods ended December 31, 2023, 2022, and 2021, as well as other conditions in existence at those dates. The average of closing prices of ICE Brent crude oil for the first day of each month in the 12 - month periods was USD 69 in 2021, USD 98/Bl in 2022, USD 83/Bl in 2023. In 2023, the Company recognized a decrease in oil and gas proven reserves of 6.4% as compared to 2022, to 1,883 mmboe in 2023 from 2,011 mmboe in 2022. For more information, see section Business Overview—Exploration and Production—Reserves.

Furthermore, at least once a year, or more frequently if the circumstances require, the Company ascertains whether there are indicators of impairment to its assets or CGUs due to the difference between the carrying amount of such assets or CGUs against to their recoverable amounts, using reasonable assumptions, based on internal and external factors, which reflect market conditions. The recoverable amount is considered to be the higher of the fair value less costs of disposal and value in use, based on the free cash flow method, discounted at the Weighted Average Cost of Capital (WACC). Whenever the recoverable amount of an asset or CGU is lower than its net carrying amount, such amount is reduced to its recovery amount, recognizing a loss for impairment as an expense in the consolidated statement of profit or loss. External and internal sources of information may indicate that an impairment loss recognized for an asset, other than goodwill, may no longer exist or may have decreased, in this case, the reversal is recognized as an impairment recovery in the consolidated statement of profit or loss.

The 2023 impairment losses, net of non-current assets of COP 2,098 million, corresponds to the net result of:

●	An impairment of non-current assets in the exploration and production segment of COP 2,741 million, mainly due to (i) lower reserves of the Casabe, Suria, Cicuco, Toldado, and Espinal fields, (ii) increase in operation expenditures given the higher inflation that impacted the Llanito, Tibú and Dina Cretaceo fields, and (iii) the decrease in the closing representative market rate of 2023 compared to 2022.
●	An impairment of non-current assets in the transportation and logistics segment of COP 630 million mainly due to: (i) the decrease in the closing representative market rate of 2023 compared with 2022, (ii) adjustment of pipeline rates, pursuant to Resolution 279 of 2023 of the Ministry of Mines and Energy that froze rates, (iii) increase in discount rates and (iv) higher costs and investments not compensated by tariff adjustments.
●	An impairment of non-current assets in the electric power transmission and toll roads concessions segment of COP 210 million, mainly in Internexa Brazil and Internexa Argentina, due to lower performance of these companies.
●	A recovery of impairment in the Cartagena Refinery of COP 1,483 million, due to higher refining margins in the medium and long term and the price differentials and lower cost of crude oil.

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

In order to assess the possible impact of current expected oil price scenarios and market conditions, as well as of further developments driven by the economic environment for the oil and gas industry, the Company has performed a sensitivity analysis over its proved reserve balance as of December 31, 2023. Based on these calculations, assuming a constant ICE Brent price of USD 83.4 per barrel in 2024, USD 72.9 per barrel in 2025, USD 75.7 per barrel in 2026 and between USD 79.7 and USD 77.3 per barrel in the period 2027-2040, Ecopetrol could recognize a decrease in oil and gas proved reserves of approximately 0.1%. This analysis considers our estimates and expectations regarding the main assumptions used in its proven reserve calculation, which final actual result may fluctuate and differ substantially from those provided herein due to several factors outside of the control of the Company. For additional information see section Financial Review—Trend Analysis and Sensitivity Analysis.

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

Our long-term growth objectives depend largely on our ability to continue to strengthen the competitiveness of our Oil and Gas business, diversify our portfolio in low emissions businesses, and achieve decarbonization targets. In this regard, our 2040 Strategy, “Energy that Transforms” is designed to position the Ecopetrol Group as an integrated energy group leader in Latin America in energy diversification, and seeks to grow the company´s Oil and Gas business by increasing production, while decarbonizing its process, leveraged on technologies. In addition, our business depends on developing the reserves recovery potential in existing fields and discovering and/or acquiring new reserves, and in turn developing them successfully is pivotal to this growth, to contribute with energy security and to achieve our long-term ambition.

Our exploration activities expose us to inherent geological and drilling risks including the risk of not discovering commercially viable crude oil or natural gas reserves, and the risk that some initially budgeted exploratory wells, may be drilled at a later stage or not be drilled at all. Despite the effort we make to control costs associated with drilling, these are often uncertain, and numerous factors beyond our control may cause drilling operations to be curtailed, delayed, or cancelled.

Our ability to add and develop reserves also depends on our capacity to structurally reduce costs to maintain the profitability of oil fields already being exploited without compromising infrastructure integrity and HSE performance. See section Strategy and Market Overview——Our Corporate Strategy—2024 Investment Plan and section Strategy and Market Overview——Our Corporate Strategy—2040 Strategy: Energy That Transforms. If we are unable to maintain the competitiveness of our oil and gas business and achieve expected recovery factors in our existing fields, add projects with proven reserves, successfully develop our current projects, acquire new exploration assets, or successfully execute our exploration plans (whether as a result of the impossibility of obtaining or extending exploratory licenses, capital restrictions, or any other limitation), our ability to discover and develop additional reserves will be affected and our reserves portfolio will decline. Failure to secure additional reserves may impede us from achieving or maintaining production targets and may have a negative impact on our results of operations and financial condition. In addition, changes in the operation and development costs of the projects could impact the reserves.

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

Regarding our energy transmission business line, we face risks associated with energy transition. To achieve energy transition objectives, we have developed the “Grid of the Future” vision with three main priorities: first, the adaptation of the existing grid and better use of available capacity; second, the connection of renewable energy sources to transmission networks; finally, the development of interconnections that make regional electrical integration feasible. This vision faces long-term risks associated with changes in remuneration schemes and political instability in the region. Additionally, the greater social and environmental requirements for business development, may bring more restrictions to our operations and growth expectations. Market and competition risks in our electric power transmission and toll roads businesses may result in new projects not being awarded and affect our medium-term growth.

In terms of energy transition, we face the risks of not being able to successfully incorporate alternative options to our portfolio in the face of traditional businesses or segments that lose the capacity to maintain value due to changes in energy consumption patterns at a global or local level. Particularly, we face risks related to our capacity to implement measures to reduce and offset carbon and methane emissions, and risks related to our adaptation to climate variability and climate change. Also, we face regulatory risks related to the new climate change regulations implemented in Colombia, such as the updated NDC, and the oil & gas industry’s climate change plan that includes new national mitigation and adaptation measures. Other regulatory risks we could face are being able to incorporate these new businesses within our portfolio, due to the lack or the insufficiency of regulation that may impact the proper development for these new alternatives.  We evaluate risks associated with the market (crude oil and natural gas demand) and regulatory (carbon pricing and offsetting) under three International Energy Agency’s (“IEA”) World Energy Outlook 2022 scenarios, to analyze the resilience of our assets in the hydrocarbon business line. These changes could lead to increases in our costs and investments in the short term and medium term (we have already incurred in costs related with these regulations and it is expected that continuing to comply with this evolving regulatory landscape will bring additional costs and investments for us in the short term). This could impact the achievement of the Company’s growth targets and its resilience. See section Risk Review—Risk Factors—Legal and Regulatory Risks—Our operations might be affected by rising climate change and energy transition regulatory developments. In addition, our business growth and sustainability depend on our ability to manage our capital investments and operate efficiently, in accordance with our corporate strategy guidelines. See section Strategy and Market Overview—Our Corporate Strategy for a discussion of our strategic plan.

To successfully achieve our 2040 Strategy, we are venturing into low-emission energy-diversification businesses, such as low emissions hydrogen as source of energy, Carbon Capture, Usage and Storage (CCUS) and Natural Climate Solutions (NCS). These investments will enable achieving our decarbonization targets and generate value while we incorporate these new businesses within our business plan, while requiring the development of new technologies at competitive costs, and the growth of potential markets, such as demand of these alternative sources in transportation segment or mobility. However, we cannot assure that the pace of the technological developments or the regulation required to incorporate low emission businesses within our portfolio will meet our expectations, nor that they will be successful or that demand growth will occur by the time we expect to achieve the expected returns.

Furthermore, we are subject to physical risks related to climate change. In this regard, we are exposed to Colombia’s current climate conditions which may affect water availability and increase the vulnerability of our assets and operations to potential damages. These conditions could result, among others, in water shortages, floods, fires, storms, and hurricanes, rising sea levels that can change in frequency and intensity. Extreme weather events could result in damages to our assets and negatively affect our operations and financial condition. Additionally, the exposure of our assets under the three climate scenarios presented by the Intergovernmental Panel on Climate Change ((i) SSP 1- RCP 2.6°C, (ii) SSP 2- RCP 4.5, and (iii) SSP 5- RCP 8.5)) could result in potential damage to our assets or cause business disruptions such as water availability, limited transportation and access, and workforce disruptions.

Sharp movements of prices for crude oil, natural gas and refined products could adversely affect our business prospects, results and cash position.

In 2023, approximately 88% of the revenues came from sales of crude oil, natural gas, and refined products and 96% of the total volume sold of these products was indexed to international reference prices or benchmarks such as ICE Brent. Consequently, fluctuations in those international indexes have a direct effect on our financial condition and results of operations.

Prices of crude oil, natural gas and refined products have traditionally fluctuated as a result of a variety of factors including, among others, competition within the international oil and natural gas industry, long-term changes in the demand for crude oil, natural gas and refined products, notably associated to the transition to a low carbon economy, the economic policies in the United States, China, India and the European Union, regulatory changes, changes in global supply, inventory levels, changes in the cost of capital, adverse or favorable economic conditions, global financial crises, substitute sources of energy, development of new technologies, global and regional economic and political developments in the OPEC+, the willingness and ability of the OPEC+ and its members to set production levels, local and global demand and supply for crude oil, refined products and natural gas, trading activity in oil and natural gas; weather conditions, natural events or disasters, which are changing in intensity and frequency due to climate change, and terrorism and global conflict. In particular, disagreements among OPEC+ members on production levels, the continued hostilities between Russia and Ukraine and the escalation of the Middle East conflict since the Hamas attack triggered the conflict with Israel have impacted the international reference prices.

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

The conflict between Hamas and Israel in late 2023 has brought the probability of disruptions in the supply of crude, refined products, and LNG, which have risen as a result of the attacks in the Red Sea against US and UK-related vessels instigated by Houthi forces located in Yemen.  However, as of the date of this Annual Report, the supply of crude, refined products, and LNG has not been affected by the war, but time and costs related to its shipment have risen to avoid conflicted areas by diverting transportation to Africa.

During 2023, our crude oil basket price was USD 73.4/Bl versus USD 90.9/Bl in 2022, the refined product basket price was USD 96.1/Bl versus USD 118.2/Bl in 2022; and the natural gas price was USD 28.4 per barrel equivalent in 2023 versus USD 27.6 per barrel equivalent in 2022. However, it is important to consider that the margin on refined products can result either in higher or lower margins due to a change in price of crude the same way gas prices can be impacted by local conditions, such as local demand and weather conditions.

Moreover, our prices are indexed to international benchmarks such as the Brent and light distillates in the US Gulf of Mexico, our revenues are affected by the fluctuation of those prices. The difference between the producer revenue and the international parity price recognized by the government to Ecopetrol S.A. for diesel and gasoline can fluctuate significantly due to: (i) volatility in international oil prices, (ii) the methodology to determine the reference price of gasoline and diesel, and (iii) the sensitivity of the retail price to monthly variations. As a result, these differences generate account receivables or account payables for Ecopetrol to or from the FEPC. A significant and permanent increase in the prices of gasoline and diesel in international markets, as compared to the regulated price in Colombia, can substantially increase the size of the receivable account corresponding to the FEPC. As a result, this increase could impact Ecopetrol’s solvency and liquidity metrics in absolute terms as well as relative to its industry peers; consequently, the Company might not be able to reduce its financial leverage, or capture value through cash flow derived from oil prices which are relatively higher than those budgeted internally. The easing of the account receivable problem is conditioned on the willingness of the Colombian Government and availability of sources to make direct payments, the ability to pay off the receivable account against dividends of the principal shareholder, and/or the ability to make quick and significant increases in the regulated price in Colombia. As settlement and payments dates are not regulated, the Ecopetrol Group’s cash flow could be affected, increasing its financial cost of debt, challenging the ability to execute the investment plan and the capacity to pay dividends. While producer’s rights are protected by law, we cannot provide any certainty as to when we will receive any such payments due to us.

Additionally, the rating agencies’ perception associated with the accumulation of FEPC balances, as a stand-alone credit baseline (without assuming the support of the National Government), represents a credit risk. The following metrics of Ecopetrol's rating could be reassessed at any time given a perception of higher liquidity/cash risk: (i) liquidity and hedging metrics due to lower cash availability; (ii) indebtedness metrics in case of additional borrowing, resulting in financial ratios different from those forecasted in Ecopetrol’s financial plans; (iii) Ecopetrol's relative situation compared to peer companies at the same rating level; and (iv) Ecopetrol’s rating in the event of a possible adjustment in the sovereign's rating, based on the rating agencies’ perception of the impact of the FEPC on public finances. As of December 31, 2023, Ecopetrol S.A. recorded COP 16.4 trillion in accounts receivable due from FEPC and Cartagena Refinery recorded COP 4.1 trillion in accounts receivable due from FEPC. For further information see section Business Overview—Applicable Laws and Regulations—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC).

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

Most of our revenues are derived from sales of products quoted in or with reference to U.S. dollars and other currencies such as Brazilian real (BRL), the Peruvian Sol (PEN) and the Chilean peso (CLP). Therefore, when the Colombian Peso depreciates against the U.S. dollar, our revenues converted into Colombian Pesos, increase. Conversely, when the Colombian Peso appreciates against the U.S. dollar, our revenues decrease.

On the other hand, imported goods, oil services and the debt, which is mainly denominated in U.S. dollars, become less expensive when the Colombian Peso appreciates against the U.S. dollar and more expensive when the Colombian Peso depreciates against the U.S. dollar.

As of December 31, 2023, our U.S. dollar-denominated total debt aggregate principal amount was USD 21.1 billion, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, a principal of USD 17.7 billion relate to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s affiliates have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the affiliates’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in the equity, as part of other comprehensive income.

The U.S. dollar/Colombian Peso exchange rate has fluctuated during the last several years. On average, the Colombian Peso depreciated 1.64% in 2023, depreciated 13.61% in 2022, and depreciated 1.52% in 2021. Additionally, as of December 31, 2023, the Colombian Peso had appreciated 20.54%; as of December 31, 2022, it had depreciated 20.82%; as of December 31, 2021, it had depreciated 15.98%; in each case in relation to the year-end exchange rate for the immediately preceding year. In addition, given the possible effects of rising inflation, increasing interest rates in the U.S. and Colombia, different global growth perspectives, political tensions in the world’s largest economies, geopolitical conflicts, current and expected crude oil prices in the next few years and political uncertainty in Colombia, there is no clear view of how the U.S. dollar and the Colombian peso will behave in the medium to long-term. Continued market volatility is expected to continue to lead to U.S. dollar fluctuations that will remain difficult to forecast.

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

Access to new reserves is focused on the existing areas under production or exploration contracts. The access to new areas depends on available opportunities in the market and their potential. The financial resources available for this purpose is a key factor that can impede the inorganic growth of reserves in Colombia and abroad.

We are also exposed to international competition as a result of our international exploratory and production activities. Currently, we are exploring and producing in Brazil and the United States, where we partner and compete with other oil and gas companies operating in those locations. If we are unable to adequately compete with local and foreign oil and gas companies, or if we cannot enter into joint ventures with market players having high potential exploration and production projects, our exploration and production activities may be limited. This could reduce our market share and our reserves to production ratio, and adversely affect our financial condition.

Operational risks may materialize and affect the health and safety of our workforce, the local community and the environment, and cause disruptions or shutdowns.

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

Our deep-water drilling activities present severe risks, such as loss of primary containment, blow out, ignition, fire and explosions, marine collision, weather, platform instability and natural disasters. The occurrence of any of these unwanted events or other incidents could result in personal injuries, loss of life, severe environmental damage, property damage, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings. As a result, more stringent government regulation may result in increased costs and longer exploration and development timeframes for our deep-water drilling operations and consequently could adversely affect our results of operations and financial condition. Heightened risks and costs associated with deep-water drilling may have a negative effect on our results of operations and financial condition and in our reputation.

See section Business Overview—Exploration and Production for a summary of our current deep-water drilling activities.

We are exposed to the credit, political and regulatory risks of our key customers.

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

Furthermore, some of our customers may be highly leveraged and subject to their own operating expenses. Therefore, the risk we face in doing business with these customers may increase. Other customers may also be subject to regulatory changes, which could increase the risk of defaulting on their obligations to us. We also could have disagreements with customers regarding tariffs, excusable events, or other aspects of our commercial relations that could lead to contract breaches by our clients. See Note 29.7 to our consolidated financial statements for more details.

Such financial problems experienced by our customers or deterioration in our relations with our customers could result in the impairment of our assets, a decrease in our operating cash flows and may also reduce or restrict our customers’ future use of our products and services, which may have an adverse effect on our revenues and our ability to make payments under our existing debt obligations.

Our ability to access credit markets may be limited by the deterioration of these markets, changes in credit ratings, and limited offering from financial institutions to participants in the oil and gas industry.

Our and our subsidiaries’ ability to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us could be adversely affected due to the volatility in prices in the oil and gas sector, the continued military conflict between Ukraine and Russia, the disruptions on Russia’s energy exports as a result of sanctions, conflicts in the Middle East and their impact on global supply chains, the global economy impacts due to energy supply shocks, the potential impacts on demand of future pandemics or epidemics, the lack of consensus among OPEC+ members, the political uncertainty in Latin America and other parts of the developed world, the discovery of corruption by governments and private companies in emerging markets, which in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in the section Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Environment. These conditions, along with the possibility of systemic banking crises, significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms. Our cost and ability to obtain capital might be affected as well if our creditors and potential investors believe that we are not actively responding to the new low carbon economy, integrating TESG considerations in our operation and management, addressing risks related to climate change and energy transition, and meeting TESG targets; considering further the evolving restrictions to invest in pure fossil fuels companies announced by certain investors worldwide.

Access to credit and capital markets depends on a number of factors, many of which we cannot control, including changes in: our credit ratings, interest rates, the structured and commercial financial markets, tax rates due to new or changes to existing tax laws, foreign exchange and investment controls and restrictions, market perceptions of the industries in which we operate, which are mainly determined by our financial and operational strength, and the support that could be provided by the Colombian Government. We cannot assure that our credit ratings will continue for any given period of time or that the ratings will not be further lowered or withdrawn. An assigned rating may be raised or lowered depending, among other things, on the respective rating agency’s assessment of our financial strength. In addition, a downgrade in the rating of the Republic of Colombia could also trigger a downgrade on ours, as it is capped by the rating of the Republic of Colombia and the implicit support that can potentially be provided to the Company. On May 19, 2021, S&P Global Ratings downgraded Colombia’s long-term foreign currency debt rating from BBB- to BB+, one level below investment grade. On July 1, 2021, Fitch Rating also downgraded Colombia’s long-term foreign currency debt rating from BBB- to BB+. As a result of such sovereign downgrades, our credit rating was also downgraded by S&P Global Ratings from BBB-, with a negative outlook, to BB+, with a stable outlook, while our stand-alone rating was maintained at BBB-. On September 22, 2023, Moody’s Investors Service re-affirmed our rating at Baa3, with a negative outlook and re-affirmed our Baseline Credit Assessment (BCA) at ba3. On November 15, 2023, Fitch Ratings reaffirmed our rating at BB+ with a stable outlook and our individual credit rating (stand alone credit profile) at bbb. On January 18, 2024, S&P Global Ratings modified the outlook of Ecopetrol’s credit rating from stable to negative, as a result of the review in the outlook of Colombia's credit rating, also from stable to negative. With respect to our renewable energy and low carbon emission project portfolio, we cannot assure that the projects will be able to raise financing on the terms expected or required to develop such portfolio.

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

As of December 31, 2023, approximately 30.6%, or a principal of USD 8.2 billion (COP 31.6 trillion, using a COP 3,844.81/1.00 U.S. exchange rate as of December 31, 2023), of our total indebtedness consisted of floating rate debt. If market interest rates rise, our financing expenses will increase and our cost of capital will deteriorate, which could have an adverse effect on our ability to execute certain projects, and our results of operations and financial condition. In addition, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated in or indexed to. We cannot assure that such changes will not result in increased financing expenses borne by us. Finally, as we incur new debt in the future to fund our working capital, capital projects or inorganic acquisitions, or pursue liability management transactions, the prevailing interest rates and spreads at any specific time could be less favorable in terms of cost when compared to our previous financing transactions, which could adversely affect our financial condition and results of operations.

Our current and planned investments, divestments and business activities outside Colombia are exposed to political and economic risks.

We began exploration activities outside Colombia in 2006 through our Brazilian subsidiary, Ecopetrol Óleo e Gás do Brasil Ltda. We operate through business partners, subsidiaries, or affiliates outside Colombia. We currently have investments, joint ventures and direct and indirect subsidiaries incorporated in Peru, Brazil, Chile, Argentina, Bolivia, Mexico, Bermuda, Panama, the Cayman Islands, Switzerland, Spain, the United Kingdom, Singapore, and the United States, and we are continuously assessing our investments, including any potential divestments, in these countries, as well as investments in other countries. Our investment and divestment decisions may be subject to risks related to economic and political conditions, as well as potential governmental actions, such as investigations or legal proceedings. Furthermore, we cannot predict the positions of foreign governments relating to the oil and gas industry, electricity transmission, toll roads concessions, land tenure, protection of private property, environmental standards, regulation, or taxation; nor can we assure that future governments will maintain policies favorable to foreign investment or repatriation of capital. Additionally, we may face new and unexpected risks involving environmental and other legal requirements beyond those we currently experience.

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

Our future performance depends on successful selection, development and deployment of new technologies and our knowledge about them.

Technology, knowledge, science, and innovation are essential to our business, especially for the addition of reserves in complex settings, reducing operational costs, reducing the carbon footprint of our operations and adapting to the energy transition. If we do not develop the right technology, or do not secure access to required third-party technology, or if we fail to deploy the right technology, do not obtain the expertise to operate our deployed technology or to improve our processes, or do not deploy the knowledge necessary to improve such technology effectively, the achievement of our corporate goals, our profitability, and our earnings may be adversely affected. Furthermore, as we address climate change and the transition to a lower-carbon economy, we face the risk that our progress may be curtailed due to the high cost or limited access to low-carbon and water management technologies. In the case of our enhanced oil recovery program, we depend on the successful selection, adaptation, demonstration, and deployment of appropriate technologies that are also energy and environmentally efficient.

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

If the strategic plans associated to natural gas fail or underdeliver, we may be unable to keep pace with increasing domestic demand.

In July of 2020, the Mining and Energy Planning Unit (Unidad de Planeación Minero Energética, “UPME” for its acronym in Spanish) published a draft of Natural Gas Supply Plan 2023-2038 for discussion in late January 2024. The UPME has established a possible deficit of natural gas in Colombia in 2027, although this can happen as early as 2025. Considering the CREG Resolution 186 of 2020, the natural gas market is a physical market, which means that suppliers must comply with the quantities agreed in their contracts with firm gas commitments.

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

Our operations could be affected by demonstrations and other actions of labor unions, social organizations, communities and contractors.

Social organizations, including organizations in the communities where we operate, individuals representing a specific community, contractors, labor unions and other social movements may, exercising their rights or otherwise, demonstrate, protest and carry out other actions in relation to climate, labor, health, indigenous and other social issues of local, national or global interest. Such demonstrations, protests and other actions may interrupt our operations, escalate to conflicts, result in increased or unexpected costs for us, or generally have a material adverse effect on us.

In relation to emerging environmental and climate change concerns, some communities have shown a special interest in avoiding the development of PPIIs, which has led to their representatives presenting bills to ban PPIIs. Although none of these bills has materialized into a law, we cannot make any assurances that such bills will cease being presented or that none of them could eventually garner substantive attention to become implemented into law.

Furthermore, regarding the renewal and negotiation of collective bargaining agreements, we cannot guarantee that the negotiation processes will be successful, that the actions taken by labor unions will not affect the normal development of our operations, that we will not experience strikes or labor unrest, or that our labor costs will not increase significantly. The occurrence of any of these events could have an adverse effect on our operations and financial condition.

Our activities may be interrupted or affected by external factors, such as climate change and its effect on weather and natural disasters.

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

During 2023, “El Niño” phenomenon was consolidated with a strong intensity, which affected a large part of the national territory. Moreover, the phenomenon affected the Company by creating the following risks for its operations: (i) an increase in diesel consumption for thermal generation with domestic and/or imported products, (ii) exposure to higher prices in the purchase of the grid energy (stock exchange) and gas consumption, (iii) restricting or rationing of gas and/or energy consumption by authorities, (iv) operational closures due to the lack of substitute fuels in case of restricting or rationing of energy consumption, (v) operational closures due to reduction of ecological flows of sources of surface water with associated discharge permits, (vi) suspension of water consumption in the operation of the Cartagena Refinery to prioritize domestic water supply, (vii) risks in the navigability of the Magdalena River due to a decrease in the river’s water levels, and a resulting increase in transportation costs, and (viii) forest fires threatening to reach and damage Company facilities.

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

We have made and may make significant investments and divestments, and we may not realize their expected value.

We continuously analyze investments and joint ventures in Colombia and abroad, and will continue to do so as part of our 2040 Strategy. We have made investments and may continue to do so from time to time depending on the environment and strategic needs of the Company.

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

Colombian State control entities’ investigations of current or former employees of our current or former subsidiaries could affect our reputation.

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

We are exposed to public investigations of control entities that may impact our reputation.

Given that Ecopetrol employees are considered public servants, their actions could be subject to investigations related to the exercise of their functions. Ecopetrol employees are subject to the control and surveillance of State-controlled entities, such as the Office of the General Comptroller (Contraloría General de la República), The Attorney General’s Office (Procuraduría General de la Nación) and/or The Prosecutor’s Office (Fiscalía General de la Nación), among others. As a result, legal proceedings could be established, however there can be no assurance as to what the outcome of those proceedings might be or whether any such proceedings could have an adverse impact on the Company’s image and reputation.

On July 4, 2023, the National Electoral Council opened a proceeding for alleged irregularities in the financing and presentation of the income and expenditure report of Mr. Gustavo Petro’s 2022 presidential campaign, of which Mr. Ricardo Roa Barragán was the campaign manager.  According to public records, the National Electoral Council is in the process of gathering evidence.  On August 3, 2023, a Colombian citizen filed a petition before Colombia’s Prosecutor’s Office (Fiscalía General de la Nación) to investigate alleged irregularities in Mr. Ricardo Roa Barragán’s role as Mr. Gustavo Petro’s 2022 presidential campaign manager.  On October 19, 2023, the Prosecutor’s Office referred such petition to the Attorney General’s Office (Procuraduría Delegada Disciplinaria de Instruccion 2: Segunda para Vigilancia Administrativa) for a disciplinary investigation. The Attorney General’s Office initiated such disciplinary investigation on December 12, 2023.  According to public records, the investigation is in the evidentiary phase and there is no additional information published by the Attorney General’s Office. It is not expected that additional information will become available until the Attorney General’s Office either issues a formal accusation and summons to public hearing, or decides the definitive dismissal of the proceeding.

On January 26, 2024, the Attorney General’s Office initiated a preliminary investigation against Mr. Roa, in his capacity as Chief Executive Officer, for alleged irregularities in the purchase of an apartment from an oil and gas businessman from Venezuela that has business interests with Ecopetrol Group. It is not expected that additional information will become available until the Attorney General’s Office either issues a formal accusation and summons to public hearing, or decides the definitive dismissal of the proceeding.

As a result of these developments our Board of Directors commissioned a report from an external risk consultant. The report identified two key concerns: the possible reputational impact on Ecopetrol and potential for regulatory actions against the Company for the proceedings against its Chief Executive Officer and his potential conflicts of interest. The key recommendations of the report are the need for the Board of Directors and management of Ecopetrol to constantly monitor publicly available information for any new developments regarding the CEO; constantly evaluate potential risks and the likelihood of their coming to pass; and maintaining a continuing dialogue with external counsel expert in regulatory issues in the United States to ensure a prompt response of the Company and the Board of Directors of any recommendations made.

Our results may be affected by supply chain disruptions and high price volatility impacting our suppliers, partners and other third-parties.

Global supply chains have been strongly impacted by different economic factors, logistics disruptions, and the continued conflict between Russia and Ukraine and conflicts in the Middle East. These factors have resulted in substantial commercial disruption in the flow of goods and services across regions. Coupled with the tightening of monetary policy to curb inflationary trends, these factors continue to impact the global gas and energy markets. A set of 26 most relevant supply indexes has been identified and monitored. While some international indexes show corrections, certain domestic indexes are experiencing high inflationary pressure. These include the Consumer Price Index (CPI), construction price index (ICOCIV), and fuel, among others. Moreover, the country is currently experiencing the climate phenomenon of “El Niño”–Southern Oscillation (ENSO). This situation has affected and could continue to affect suppliers and agreed commercial conditions and might contribute to spiral inflationary trends in the short term.

The above-mentioned indexes along with the Israeli-Palestinian conflict will have a potential impact between 5% and 7% inflation, equivalent to USD 260 million and USD 371 million. These scenarios could possibly result in a deficit of 2 to 6 million barrels per day of crude oil, which would place Brent prices in a range of USD 90 to USD 110 per barrel, impacting the categories of oil services, as well as technology, logistics, and construction materials and equipment. This means, in inflationary terms, a potential resistance to the price level will extend the high prices in the medium term, possibly fueling a scenario of global stagflation.

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

Most of our activity depends on suppliers, sub-contractors and third-party service providers that provide goods and services for our operations and projects. In addition, some of our operations and projects are performed through joint ventures or other contractual arrangements with our business partners or third-party service providers. Consequently, we depend on the performance of our business partners or third-party service providers. The weak performance of our suppliers, or our business partners or third-party providers, in any criteria such as operational efficiency, deadlines, administrative aspects, HSE, especially in those projects in which we do not act as operator, could negatively impact the execution of projects and operating performance, which in turn could have a negative impact on our results of operations and financial condition. We are exposed to the risk of not finding business partners or suppliers with the appropriate skills and performance we require for our projects. We are also indirectly exposed to supply agreements and other third-party services contracted by our business partners acting as operators under joint venture agreements.

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

New trends in the insurance sector in the face of climate change may impact our financial condition and results of operations.

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

During 2023, our internal cybersecurity systems identified and contained cybersecurity attacks such as malware, phishing and denial of service. We did not have any critical incidents during the year required to be reported in accordance with the new SEC rules, as we included in the cybersecurity guidelines that all cyber incidents must be assessed in accordance with the RAM (risk assessment matrix). Although we have not experienced any material losses related to failures of our information technology systems or cyber incidents, there can be no assurance that we will not suffer such losses in the future.

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

Given the extent, dimension and nature of our business and corporate sector, the frequent interaction with national and foreign Government Officials, the large number of contracts that we are a party to in Colombia and abroad with local and foreign suppliers, the geographic distribution of our operations and the great variety of actors that we interact within the course of our business, we are subject to possible violations of our Code of Ethics and Conduct, as well as applicable legal provisions related to compliance with regulations of anti-money laundering, U.S. Foreign Corrupt Practices Act (“FCPA”), fraud, corruption and bribery. Such acts may impact our reputation, and eventually could affect the commercial relations of the Company.

The reliability and capacity of national power supply systems may affect or limit the continuity of our operations or limit growth.

Our average energy consumption in 2023 was 8 TWh/year, of which 61% was supplied through self-generation, and the remaining 39% through power grid. Our demand is 10% of the total energy demand in the SIN. Our self-generation is subject to fuel and solar availability. In addition, several producing fields are connected to the national transmission system and depend on its expansion and reliability to keep steady production levels. The national electricity market is volatile due to changes in hydrology and availability of fuels (natural gas, diesel, etc.), bringing uncertainty to prices. If energy were to become unavailable or difficult to obtain, our results of operation and financial condition could be adversely affected.

Rising water production levels may affect or constrain our crude oil production.

During 2023, the Ecopetrol Group produced approximately 12.6 million barrels of water per day. Taking into account the nature of our reservoirs, the water production levels to be managed by the Company may increase in the future. In order to achieve our oil and gas production goals and to avoid any production restrictions going forward, we will need to secure the required capacity to manage water levels. Factors that may trigger a possible constraint in our crude oil production due to the rising water production levels are: (i) ineffective project management of the required facilities, (ii) the Company’s and its partners’ ability to timely obtain the environmental permits related to water management, (iii) social and community interactions that could affect the development and operation of these projects, and (iv) the availability of capital to execute the required projects.

5.2.2	Risks Related to Colombia and the Region’s Political and Regional Environment

This section discusses potential risks related to our extensive operations in Colombia, as well as our operations in other countries of Latin America.

Changes in economic, energy transition and oil & gas policies in Colombia, Peru, Brazil, Chile and the United States of America could materially affect our financial condition and results of operations.

Our financial condition and results of operations may be adversely affected by changes in the political climate of Colombia, Peru, Brazil and Chile to the extent that such changes affect the economic policies, growth, stability, outlook or regulatory environment of these countries.

With respect to Colombia, for the year ended December 31, 2023, revenues derived from Colombia represented 50% of our total revenues. The Colombian Government has historically exercised substantial influence on the local economy, and governmental policies are likely to continue to have an important effect on companies operating in Colombia and on market conditions. Natural resources are owned by the state, but they can be exploited by a third party and pay grants to the Government for that exploitation. The President of Colombia and the Colombian Central Bank have considerable power and independence as policymakers to determine governmental policies, regulations and actions relating to the economy and may adopt policies that may negatively affect us. We cannot predict which policies will be adopted by the Government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

In December 2023, the Minister of Mines and Energy, Andrés Camacho, announced the progress made by the Colombian Government in relation to energy and hydrocarbons, as well as the challenges that are yet to be overcome in these sectors. The Colombian Government is currently developing the “Roadmap for an Equitable Energy Transition,” after having presented the “Construction of principles, methodology and launch of the Social Dialogue to define the Roadmap for the Just Energy Transition in Colombia” during the United Nations Conference on Climate Change COP27 in Egypt in November 2022.  This roadmap is being built through technical analysis and together with existing regulations such as Law 2099 of 2021 and CONPES 4075 of 2022. Moreover, the Colombian Government has presented a bill to definitively prohibit fracking in Colombia. At this time, it is unclear how such policies may affect our business, what form they could take, or whether we would need to adjust our business strategy to any such policies.

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

On August 2022, the MHCP submitted a tax reform bill to Congress proposing changes to the Colombian tax regime. The tax reform bill was sanctioned by President Petro as Law 2277 of 2022 on December 13, 2022, and became effective starting January 1, 2023. The law is expected to increase tax collection to approximately COP 20 trillion by the end of 2023 (approximately 3% of the country GDP). The tax reform includes, among others: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, at rates ranging from 0.5% to 1.5% based on the level of net equity at January 1st every year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate (increasing from 10% to 15%); (iv) the elimination of specific tax benefits and exemptions, (v) a minimum corporate income tax based on effective tax rate (effective rate calculated on book profit should be at least 15%, considering certain adjustments to accounting profits and certain exempted companies), (vi) the application of taxes based on significant economic presence (primarily for non-resident persons and entities that provide digital services, but including other services and commercial activities), (vii) the elimination of the ability to claim 50% of the Industry and Commerce Tax as an income tax credit, (viii) an income tax surcharge for companies engaged in the extraction of crude oil and coal of 0%, 5%, 10% or 15% and, based on international prices, (ix) the introduction of a minimum tax based on effective tax rate determined on accounting profits. Initially, the tax reform treated royalties paid by oil & gas companies to the Government as non-deductible for income tax purposes. However, the Colombian Constitutional Court ruled that the limitation rule is unconstitutional, thus, not applicable. In a final effort to mitigate the effect of this ruling to the public finances, the Government recently requested the Constitutional Court to adjust, modify or defer its decision. At this point it is uncertain whether the Constitutional Court will amend its ruling in any way. For fiscal year 2023, the surtax of 5%, 10% or 15% will apply when the Brent price reaches USD 65.43, USD 73.17 and USD 79.92, respectively, according to ANH Resolution No. 0181 (revenues from the sale of natural gas are not subject to this surtax); (ix) non-deductibility of royalties; and (x) the modification of section 221 of Law 1819 of 2016, with an adjustment to the taxable event and establishing that the national carbon tax will be levied on the carbon equivalent content (CO2eq) of all fossil fuels, including all petroleum derivatives, fossil gas and solids used for combustion. Additionally, the Colombian Government has recently presented a bill for a pension reform (which restructures the pension system into a “pillar system” which manages and assigns funds in accordance with age, the condition of the affiliates, among others, as well as changes to pension schemes applicable to women), a bill for a labor reform (for more information related to the labor reform see Risk Review – Risk Factors – Risks Related to Our Business) and the bill for the National Development Plan. As of the date of this annual report, it is unclear how these bills could affect the Colombian economy or our business.

With respect to Brazil, for the year ended December 31, 2023, revenues derived from our consolidated subsidiaries in this country represented 4% of our total revenues. Brazilian markets have experienced heightened volatility due the uncertainties from ongoing investigations on money laundering and corruption conducted by the Brazilian Federal Police and the Office of the Brazilian Federal Prosecutor, including the Lava Jato investigation. These investigations adversely affected the Brazilian economy and political scenario. We have no control over and cannot predict whether the ongoing investigations or allegations will result in further political and economic instability, or if new allegations against government officials and/or companies will arise in the future. Changes in economic or other policies by the government of the president Luiz Inácio Lula da Silva could negatively affect our industry in general, or our Brazilian subsidiaries’ results of operations, in particular.

With respect to Peru, for the year ended December 31, 2023, revenues derived from our consolidated subsidiaries in this country represented 2% of our total revenues. Peru’s most recent general presidential elections took place in April 2021. Following a run-off between the two top contenders on June 6, 2021, Pedro Castillo was elected as Peru’s president. On December 7, 2022, Mr. Castillo announced his intention to dissolve the Peruvian Congress and to intervene, among others, the Peruvian judicial branch and Superior Court. Mr. Castillo’s actions were deemed to constitute an attempted coup, which led to his destitution and arrest. Mr. Castillo was succeeded by his then vice-president, Dina Boluarte. Following Mr. Castillo’s destitution, a wave of protests in support of Mr. Castillo erupted across the country, which led President Boluarte to declare a state of emergency across several regions in Peru on December 12, 2022 and call for congressional approval of a bill to permit early elections in 2024. After several legislative attempts to approve early elections, on June 15, 2023, President Boluarte declared that elections would not be held early, and that she would hold office until July 28, 2026. These events have further increased the environment of political uncertainty in Peru, and gave way to further discussions about a possible reform of the Peruvian Constitution, which is based on free market, contractual liberty, and minimal governmental intervention in the economy. There is uncertainty as to whether President Boluarte will obtain the required qualified majorities in order to modify the Peruvian Constitution. We cannot assure that policies against free market and minimal intervention of the government in the Peruvian economy will not be taken by the new administration or any new congress. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition, and results of operations. Changes in economic or other policies by the Peruvian government or other political developments in Peru could adversely affect the business, financial condition, and results of operations of our subsidiaries.

With respect to Chile, for the year ended December 31, 2023, revenues derived from our consolidated subsidiaries in this country represented 2% of our total revenues. In 2019, following social unrest and protests, the Chilean government called for a constitutional assembly to reform the Chilean constitution. In May 2021, the Chilean government established a constitutional assembly to write a new constitution, which was rejected by 61.86% of the votes cast on a referendum that took place on September 4, 2022. On January 17, 2023, Law No. 21,533 was published in the Official Gazette of Chile, setting forth the procedure for the drafting and approval of the new Constitution.  Law No. 21,533 contains 12 fundamental principles and criteria for the drafting of the potential new Constitution.  It also provides for an experts’ commission (the “Experts’ Commission”) of 24 members that were appointed by the Chilean Congress, in proportion to the current political forces and parties represented in Congress, which was in charge of preparing a pre-draft of a constitutional text.  This pre-draft in under discussion of the constitutional council (Consejo Constitucional) elected on May 7, 2023 (the “Constitutional Council”).  On October 30, 2023, the Constitutional Council approved the draft of the new constitution and delivered it to President Gabriel Boric on November 7, 2023. On December 17, 2023, approximately 6.9 million people voted to reject the draft of the new constitution, representing approximately 55.7% of all votes cast.  As a result, the constitution enacted in1980 will remain in force.  Additionally, the Chilean government announced that the process for the promulgation of a new constitution was closed and no initiatives on this matter would be proposed during the current presidential term, which ends on March 11, 2026. We cannot predict what policies will be adopted by Mr. Boric’s government and whether those policies would have a negative impact on the Chilean economy or our industry sector in Chile or our Chilean subsidiaries’ business and financial performance.

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

Concerning our operations in the United States of America, we do not expect an extraordinary risk for Ecopetrol’s operations in the country as a result of the 2024 presidential elections in November of 2024, regardless of the outcome. In case Mr. Joseph Biden Jr. is reelected as President of the United States, we expect to see a continuity of the Biden-Harris Administration’s current policies, specifically, the provisions of the Inflation Reduction Act related to the corporate minimum tax for the industry and incentives for renewable investments.  In case that Mr. Donald J. Trump is reelected as President of the United States, we expect amendments to the Inflation Reduction Act but are unsure of the effects of these measures.

Our business operations and financial condition could be negatively affected by pandemic or epidemic diseases and other health events.

Pandemic diseases and other health events, have the potential to negatively impact economic activities in many countries, including those in which we operate or have trade links, with consequent adverse effects on our customers and business by causing changes in the demand for energy, the movement of people and availability of services and our ability to address such future conditions, could again disrupt our business and operations.

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

Colombia has experienced internal security issues, primarily due to the activities of guerrillas, paramilitary groups, drug cartels and organized armed groups known as GAOs. From time to time, guerrillas target crude oil and multi-purpose pipelines, including the Transandino Pipeline, Caño Limón - Coveñas and Oleoducto Bicentenario pipelines, and other related infrastructure disrupting our activities and those of our business partners.

During 2023, the attacks against our pipeline infrastructure increased by 50% in relation to 2022 (39 attacks in 2023 compared with 26 attacks in 2022). Nonetheless, the attacks especially affected infrastructure located in the Norte de Santander, Santander, Arauca, and Nariño departments, and the Caño Limón – Coveñas and Trasandino pipelines. As a result, there was a deferred production of 56,378 barrels directly related to these attacks in 2023, as compared to 0 barrels in 2022. As of March 5, 2024, two attacks against our pipeline infrastructure have been identified. However, it is presumed that these attacks correspond to events that occurred in 2023.

Terrorist attacks have resulted in unscheduled shutdowns of our transportation systems to repair or replace sections of pipelines that have been damaged, with deferral of production in certain fields, as well as caused us to undertake environmental remediation. In respect of the pipeline infrastructure, the direct cost of repairs due to terrorist attacks in 2023 was approximately COP 211,622.84 million (USD 55.4 million using a COP 3,822.05/1.00 US exchange rate as of December 31, 2023).

During 2023, we also experienced five attacks to our production infrastructure in Santander, specifically on: (i) line 12” OLC Oil Pipeline – GRB PK 5+300 and the 10” Drinking Water Line that goes from PIA 5 – Lisama Dehydrator; (ii) injection trunk from Pía 6 to Pía 5, Line 1, injection trunk from Pía 6 to Pía 5 Line 1”; (iii) 14" water injection line trunk station LCI 6A - PIA 6, (iv) line 8” injection of Manifold 19 (dent) and 6" line that connects the LC Wells 2158, 3952, 3058, 3054 (break), (v) wastewater line 6" STAP PIA to Gala Station increased by 25% in relation to 2022 with four attacks. As a result, there was a deferred production of 582 barrels directly related to these attacks in 2023, as compared to 115 barrels in 2022.  In respect of the production infrastructure, the direct cost of repairs due to guerrilla attacks in 2023 was approximately COP 440.37 million (USD 0.1 million using a COP 3,822.05/1.00 USD exchange rate as of December 31, 2023).

Likewise, the theft of refined products and crude oil, as a result of security issues, may impact our operating and financial results in the future, as well as our reputation, due to the potential use of these products within the alkaloid chain production and the possible impact to communities and the environment, derived from this illegal practice. Associated with the above, the theft of crude oil has increased  from approximately 3,344 bod in 2022 to 3,552 bod in 2023. This situation is directly related to the increase of illicit activities, such as those relating to illegal crops, mining and smuggling, as well as the presence of guerilla dissidents and other illegal groups in the areas of influence of the main crude transportation systems, such as Caño Limón – Coveñas System (Catatumbo and Norte de Santander) and the Trasandino System (Tumaco and Nariño). Furthermore, the theft of refined products is mainly related to the presence of common crime that illegally markets these products, presenting losses of approximately 58.42 bod and 10.5 bod in the years ended December 31, 2023 and 2022, respectively. As a result and as part of the strategy against the theft of crude oil, as of November 2023, Grupo Ecopetrol (GE) deployed an operational adjustment to transport south crude production through Ecuador pipelines while keeping Trasandino System in contingency mode. This procedure is subject to review in 2024.

In recent years, social protests have resulted in blockades of the country’s main roads and isolated incidents against certain of our infrastructure, which in turn has momentarily adversely affected the operations of our upstream, midstream, and downstream and sales and marketing segments, leading to decreases in our crude oil and refined products production and transported volumes.

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

On December 31 of 2022, President Gustavo Petro announced a bilateral ceasefire with five illegal armed organizations from January 1, 2023 until June 30, 2023. The organizations subject to the ceasefire were: Ejército de Liberación Nacional (ELN), Segunda Marquetalia, Estado Mayor Central, Autodefensas Gaitanistas de Colombia (AGC) and Autodefensas Conquistadoras de la Sierra Nevada. In 2023, peace dialogues were held with the different organized armed structures of high impact crime (ELN and FARC dissidents) to achieve security through the definitive solution of the armed conflict in Colombia. In March of 2023, President Gustavo Petro announced the start of a peace process with the FARC dissidents, who did not align to the previous peace agreement signed in 2016.

Within the framework of total peace, the National Government has advanced peace dialogues with different armed groups to achieve peace in the territories through the solution of the armed conflict in Colombia. Among the organized armed structures of high impact crime with which the Government is advancing peace talks and/or dialogue approaches are: Ejército de Liberación Nacional (ELN), Disidencias de las FARC, Estado Mayor Central, Segunda Marquetalia, Autodefensas Gaitanistas de Colombia (AGC), Autodefensas Conquistadoras de la Sierra Nevada, Criminal Gangs of Medellin, Quibdó and Buenaventura. Although there is a bilateral ceasefire agreement with the ELN and the Estado Mayor Central, there is no cessation of hostilities and therefore attacks on infrastructure and actions against the civilian population continue.

Therefore, it is expected that some guerilla groups may continue their illegal and terrorist activities, including attacks on our infrastructure, as well as disputes with other illegal armed groups for territorial control, resulting in a deterioration of Colombia’s national security and our assets, which consequently may negatively impact our operating results.

Regional and global events may have an impact on Colombia’s social, economic and political situation as well as on us and our operations.

Regional and global events, such as humanitarian crises, conflicts and natural disasters, may have an impact on Colombia’s social, economic and political situation as well as on us and our operations.  In addition, borders with some of Colombia’s neighboring countries have been, may remain or be in the future closed or restricted, affecting the economy and migration patterns in towns and cities close to such borders as well as commerce with those countries. We cannot make any assurances that such events will not negatively impact Colombia’s social, economic and political situation as well as on us and our operations.

We are subject to the prevailing economic conditions and investment climate in Colombia, which may be less stable than those in developed countries.

Market prices of securities issued by Colombian companies, including us, are subject to the prevailing economic conditions in Colombia. A large portion of our assets and operations are located in Colombia and most of our sales are currently derived from our local crude oil and natural gas production and the production of our refineries located in Colombia. Accordingly, our financial condition and results of operations depend on a significant extent on macroeconomic and political and regulatory conditions prevailing from time to time in Colombia and on the exchange rates between the Colombian Peso and the U.S. dollar.

If the perception of improved overall security in Colombia deteriorates or if the investment climate worsens, the Colombian economy may face lower growth rates than the ones posted recently, which could negatively affect our financial condition and results of operations.

Furthermore, the market price of our shares and American Depositary Shares, or ADSs, may be adversely affected by changes in governmental policies, particularly those affecting economic growth, exchange rates, interest rates, inflation, and taxes. Furthermore, the proposed bill for pension reform may affect the assets under management of private funds, which could affect the market of our shares. The Government has changed monetary, fiscal, taxation, labor and other policies over time and has thus influenced the performance of the Colombian economy. We have no control over the extent and timing of changes in these variables or government intervention and policies.

5.2.3	Legal and Regulatory Risks

This section discusses potential legal and regulatory risks to us, including the risk of having to comply with new laws and regulations.

Our operations are subject to extensive regulation, which is subject to change from time to time by the applicable regulatory authorities.

The Colombian hydrocarbons industry is subject to extensive regulation and supervision by the Government and regulatory agencies in matters including the award of exploration and production blocks by the ANH, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, capital expenditures, liquidation of the Net Position of each refiner or importer with respect to the FEPC and required divestments. Existing regulation applies to virtually all aspects of our operations in Colombia and abroad. The commercialization activities of some of our products also face extensive regulation. Such regulation is subject to change by the applicable regulator affecting our ability to commercialize our products. See section Business Overview—Applicable Laws and Regulations. In particular, under Decree 1068 of 2015, as amended by Decree 1451 of 2018, the Ministry of Mines and Energy is required to calculate and liquidate each refiner and/or importer of fuel’s participation differential (i.e., this arises when the International Parity Price is lower than the reference price established by the Ministry of Mines and Energy, leading to a “Net Position” every three months to be paid by the FEPC). Accordingly, Ecopetrol S.A. and Cartagena Refinery rely on the FEPC settling their respective Net Position each year in connection with amounts due to them from FEPC. As of December 31, 2023, Ecopetrol S.A. recorded COP 16.4 trillion in accounts receivable due from FEPC and Cartagena Refinery recorded COP 4.1 trillion in accounts receivable due from FEPC. We cannot offer any assurance as to when or if Ecopetrol S.A.’s or Cartagena Refinery’s Net Position will be settled by FEPC and such amounts will be paid. If their respective Net Position is not settled, the Ecopetrol Group’s consolidated financial statements and results of operations could be adversely impacted. See section Business Overview—Applicable Laws and Regulations—Regulation of Refining and Petrochemical Activities—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC).

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

We are also subject to control and monitoring by the regional autonomous corporations (CAR for its acronym in Spanish), which are regional environmental authorities that grant permits for the use and exploitation of natural resources in areas or fields that have an Environmental Management Plan (PMA for its acronym in Spanish), in the same way they establish compensation measures for the use of these resources and perform monitoring, control, and impose sanctions as result of investigations.

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

More stringent environmental regulation may lead to increased expenses or reduced demand for our products, as well as affect timely permits.

In terms of climate change, the Colombian Government enacted the Climate Action Law (Law 2169) in 2021 which advances Colombia’s focus on strengthening its strategy and actions against climate change, when considering the initiatives being taken at a global level. The Carbon Neutrality Colombian Strategy launched in April 2021 by the Ministry of Environment and Sustainable Development reaffirmed its commitment to these initiatives and accelerated Colombia’s goal to reduce GHG emissions to reach carbon neutrality by 2050. In 2023, the Ministry of Energy and Mines issued guidelines for the formulation of the Comprehensive Corporate Climate Change Plan, which seeks to advance the identification, definition, implementation and monitoring of initiatives or measures for climate change management associated with (i) the reduction of greenhouse gas (GHG) emissions, (ii) the reduction and management of climate risks, and (iii) internal governance actions. This regulatory framework may establish new requirements at the operational level that seek to accelerate the reduction of GHG emissions such as methane, reduction of fugitive emissions and venting, reduction of flaring, and the implementation of specific actions in adaptation to climate change, which may be reflected in the increase of operating and production costs. In order to anticipate these changes, we participate in different spaces of discussion and regulatory construction to prepare and respond to these requirements and not be affected by the fulfillment of our climate objectives. However, we cannot make any assurances that we will be able to achieve our goals or those set out in government climate change and sustainability initiatives (e.g., proposed Colombian Climate Action Law, carbon tax, carbon offsets, among others) or meet other stakeholders’ expectations with respect to such requirements, or that we will be able to apply reliable and cost-effective green alternatives. If we are unable to reach our carbon neutrality goals or governments’ or other stakeholders’ expectations with respect to such goals, our energy diversification portfolio and strategic priorities would be adversely impacted and could lead to increased expenses related to low-carbon initiatives and reduced demand for our core products.

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

In 2023, Ecopetrol introduced the Taskforce on Nature-related Financial Disclosures (TNFD) recommendations framework, in which it actively participates as member. This engagement has allowed us to better identify environmental impacts and dependencies related to nature while effectively managing the associated risks and opportunities.

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

As a result, companies are increasingly subject to regulatory risks and public policy changes related to climate change. In Colombia, the climate change regulatory framework has developed substantially, defining goals, measures, and means of implementation that bind companies. In 2021, the Climate Action Law (Law 2169 amended by Law 2294 of 2023) was issued, which promotes the low-carbon development of the country through establishing goals and measures related to carbon neutrality and climate resilience. This law is aligned with the country’s NDCs (51% GHG reduction by 2030) and its Long-Term Climate Strategy (E2050). The above is binding for Ecopetrol, among other aspects in: (i) mandatory reporting of GHG, (ii) National Registry of GHG Emissions Reduction and Removal, and (iii) low carbon development, carbon neutrality, and climate resilience implementation and monitoring plan. This regulation will be under continuous review by Ecopetrol to mitigate the potential financial effects and the impact on the company’s climate goals. To this end, the company has developed a decarbonization roadmap to achieve medium and long-term goals. However, developments and new regulations could affect the fulfillment of company’s climate goals, increasing costs and negatively impacting financial and operational results.

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

On December 13, 2022, the Colombian Congress enacted a tax reform (Law 2272 of 2022) effective from January 1, 2023. The tax reform includes, among others: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, at rates ranging from 0.5% to 1.5% based on the level of net equity at January 1st every year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate (increasing from 10% to 15%); (iv) the elimination of specific tax benefits and exemptions, (v) a minimum corporate income tax based on effective tax rate (effective rate calculated on book profit should be at least 15%, considering certain adjustments to accounting profits and certain exempted companies), (vi) the application of taxes based on significant economic presence (primarily for non-resident persons and entities that provide digital services, but including other services and commercial activities), (vii) the elimination of the ability to claim 50% of the Industry and Commerce Tax as an income tax credit, (viii) an income tax surcharge for companies engaged in the extraction of crude oil and coal of 0%, 5%, 10% or 15% and, based on international prices. For fiscal year 2023, the surtax of 5%, 10% or 15% applied when the Brent price reaches USD 66.36, USD 74.20 and USD 80.73, respectively, according to ANH Resolution No. 0061 of January 31, 2024 (revenues from the sale of natural gas are not subject to this surtax. For fiscal year 2023, the surtax applied was 10%, (ix) the introduction of a minimum tax based on effective tax rate determined on accounting profits, (x) non-deductibility of royalties. However, the Colombian Constitutional Court ruled that the limitation rule is unconstitutional, thus, not applicable. In a final effort to mitigate the effect of this ruling on the public finances, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested the review of the ruling to the Constitutional Court in December of 2023, alleging a fiscal impact and nullity, respectively. In March of 2024, the Constitutional Court rejected the request for nullity filed by the Ministry of Mines and Energy. With respect to the fiscal impact argument filed by the Ministry of Finance and Public Credit, such ministry filed related correspondence on March 11, 2024. The Constitutional Court rejected the case of fiscal impact filed by the Minister of Finance and Public Credit and granted a term of five business days to correct the written statement and provide additional information. This deadline expired on April 12, 2024. As of the date of this annual report, the Constitutional Court has not issued a ruling in this regard.

For a description of taxes affecting our results of operations and financial condition in 2023, see section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on Our Results—Taxes. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and untaxed income. In addition, tax authorities and tax courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

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

We are currently a party to several legal proceedings filed against us. We are also subject to labor-related lawsuits filed by current and former employees in connection with pension plans and retirement benefits. As of December 31, 2023, Ecopetrol S.A. was a party to 7246 legal proceedings relating to civil, criminal, administrative, environmental, tax, constitutional, arbitration and labor claims, of which 5185 were filed against us in the Colombian courts and arbitration tribunals and of which 363 had an accrual provision. We allocate substantial amounts of money and time to defend against these claims, in which the claimants often seek substantial sums of money as well as other remedies. See Note 22 to our consolidated financial statements and see section Risk Review—Legal Proceedings and Related Matters. In addition, in accordance with Colombian law, we and our employees are subject to surveillance and investigations by certain administrative control entities in Colombia, which are intended to determine whether public funds have been misused, mismanaged, or misappropriated or whether they have been used in compliance with applicable law. Such investigations may divert the attention of management and subject the Company to reputational risk and increase difficulties in retaining talent. See section Risk Review—Legal Proceedings and Related Matters.

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

The Deposit Agreement provides holders of our ADSs with the right to instruct the Depositary to vote common shares separately. However, pursuant to certain regulations and opinions issued by Financial Superintendence of Colombia, it is currently understood that the depositary may vote common shares of a Colombian corporation in an American Depositary Receipt, or ADR, program separately. Notwithstanding this, if new opinions or regulations are issued which prevent either the custodian or the Depositary to vote the common shares (including the right to receive common shares in the form of ADRs) deposited under the Deposit Agreement and any other securities, cash or property from time to time held by the Depositary in respect or in lieu of deposited common shares (the “Deposited Securities”) separately, all such Deposited Securities shall be voted based on the majority vote of the voting instructions timely received from holders of ADRs. In the case of such single block voting, all holders of ADRs, including holders of ADRs for which no voting instructions are timely received and holders of ADRs with voting instructions contrary to the voting instructions of a majority of the Deposited Securities timely received, should be aware that the Deposited Securities shall all be voted as a single block and that the voting instructions of such holders of ADRs will be deemed given in the manner stated above.

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

As of December 31, 2023, the Colombian Stock Exchange (Bolsa de Valores de Colombia or “BVC” for its acronym in Spanish) had a market capitalization of approximately COP 307,442 billion (USD 80.0 billion using the closing rate for 2023), a 7.28% decrease when compared with the amount at the end of 2022. By comparison, the New York Stock Exchange (the “NYSE”) had a market capitalization of USD 35.8 trillion as of December 31, 2023, and a daily trading volume of approximately USD 186 billion in 2023.

As of December 31, 2023, our shares represented the highest market capitalization of the BVC accounting for 15.42% of the total MSCI COLCAP index. Measures taken by Ecopetrol in this regard include fulfilling issuer responsibilities through the publication of periodic and relevant information, holding meetings with investors/shareholders, and participating in initiatives/working groups aimed at boosting market liquidity. In November 2022, Ecopetrol was removed from the MSCI Colombia (USD) index due to market variables such as changes in the COP/USD exchange rate and our stock price, which adversely affect an increased market capitalization in U.S. dollars, and therefore affect our compliance with the Minimum Free Float Market Capitalization Requirement of such index. As of the date of this Annual Report, there is not a tentative date of when we expect to be re-included in the MSCI Colombia (USD) index.

Our subsidiaries listed on the Colombian Stock Exchange (“BVC” for its acronym in Spanish) such as ISA, are also exposed to these risks. As of December 31, 2023, ISA’s shares accounting for 9.16% of the total MSCI COLCAP index.

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

We are subject to the reporting requirements set by Law 964 of 2005, Decree 2555 of 2010, the SFC and the BVC. The corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. issuer and, as a result, you may receive less interim information about us than you would receive from a U.S. issuer.

5.2.5	Risks Related to the Controlling Shareholder

Our controlling shareholder’s interests may differ, from time to time, from those of certain minority shareholders, or may affect our long-term strategy.

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

Under the leadership of the Vice-Presidency of Compliance and its Corporate Integrated Risk Office, in 2023 Ecopetrol S.A. continued strengthening its Integrated Risk Management System based on the international technical standard ISO 31000, which establishes a set of principles, frame of reference and process or cycle that allow the organization to manage the effects of uncertainty on meeting objectives, to maximize opportunities and assist in establishing strategies and making informed decisions.

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

(i)

Enterprise Risks: Risks that are directly associated with the business strategy plan of the Company and are systematically monitored by the Management Committee. When defining the enterprise risks, the analysis of the internal and external environment is carried out to determine the topics and trends that could have potential or real impact on our strategy. The management of those risks is led by the person accountable for the process and each risk has a defined treatment plan and monitoring indicators. Further information can be found in our 2023 Enterprise Risk Map on our website.

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

Ecopetrol S.A.’s Internal Control System is aligned to the Company’s strategy and business processes and gives responsibility to all employees to manage risk, to maintain the effectiveness of controls, to report incidents to preventively correct possible deficiencies and to provide reasonable assurance of achieving corporate objectives and goals. The scope of this system includes the Company’s subsidiaries who must implement and report on the performance of its internal control system to the Company to ensure compliance with the above measures.

5.3.2	Managing Low Carbon Economy and Climate Change Risks

To manage and mitigate the risks related to the transition to a low carbon economy and climate change, Ecopetrol, in line with the goal of generating value through TESG, expects to invest approximately COP 3.7 trillion pesos in 2024, 36% of which is expected to be used for climate change, alternative energy use, and air quality; 24% is expected to be used for comprehensive water management; 15% is expected to be used for territorial development; and the remaining 25% is expected to be used for other TESG projects. Additionally, we have set shadow price on carbon at USD 25/TCO2 for 2024, USD 40/TCO2 for the years between 2025 and 2029, and USD 50/TCO2 from 2030 onwards, which is expected to be used to assess and evaluate current and future projects and investments. See section Strategy and Market Overview—Our Corporate Strategy—2040 Strategy: Energy That Transforms for detailed information on our strategy and carbon shadow price.

To properly adapt the Ecopetrol Group’s business strategy to the transition to a low carbon economy and ensure long-term value creation, we have been conducting energy transition scenario analysis since 2018. These analyses are being updated and refined reflecting changes that we anticipate for the years to come and that are aligned with the IEA’s latest scenarios. We have assumed a peak oil scenario (globally in the late 2020s and in Colombia between the 2030s and 2040s), to reflect ambitious actions and goals in the decarbonization path and to seize the opportunities of the transition. Additionally, in 2022, we evaluated transition risks associated with market risks (crude oil and natural gas demand) and regulatory risks (related to carbon pricing and offsetting) under three IEA’s World Energy Outlook 2022 scenarios: (i) Net Zero Emissions (NZE), (ii) Announced Pledges Scenario (APS), and (iii) Stated Policies Scenario (STEPS), to analyze the resilience of our long-term strategy. On October 9 2023, we presented our third specialized report on climate change management following the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) highlighting progress in strengthening climate-related risk and opportunity management processes through discussions on governance, strategy, risks and metrics and targets. Our climate risk strategy is also being aligned with the recommendations of the TCFD and includes the addition of a new climate-related risk to our 2023 enterprise risks, in respect of inadequate response to environmental challenges associated with climate change, water and biodiversity.

5.3.3	Managing Information Security and Cybersecurity

Ecopetrol S.A. has a dedicated management team specialized in information security issues such as risk analysis, information processing, secure information management practices and classification of critical business information, compliance with control systems, effectiveness of available information security technologies, and third-party management to identify and monitor cybersecurity risks. This is articulated with the ERM system at the enterprise level. The Cybersecurity Department is part of the Vice Presidency of Science, Technology and Innovation, reporting to senior management and the Company's Board of Directors. Moreover, as part of the Ecopetrol's cybersecurity management, continuous training and awareness plans are carried out and implemented with the Board of directors, senior management, and users in general, as well as specialized training for our cybersecurity team.  Emerging risks at an industrial and global level keep us constantly evolving in our capabilities and process improvements. New technologies and hybrid ways of working expand the cyber threat landscapes on critical infrastructures, making this risk necessary for their management, monitoring and improvement.

Ecopetrol S.A. has incorporated cybersecurity risk as one of its primary business risks. Currently, there is a Cybersecurity and Cyber Defense division, comprised of a highly skilled, certified, and high-performing team, enabling Ecopetrol to elevate its cybersecurity measures. This team effectively manages and mitigates emerging cybersecurity risks by implementing various activities aimed at identifying and safeguarding critical digital assets. Through capabilities such as business operation protection, supply chain protection, culture, data and privacy, and cybersecurity operational effectiveness, the team prevents and contains cyber threats, while also monitoring and reporting emerging cybersecurity risks globally. Furthermore, the cybersecurity risks and strategy are overseen by the board of directors' committees, namely the Technology and Innovation Committee and the Risk and Audit Committee.

During 2019, Ecopetrol S.A., as a NOC (National Oil Company), provided updates to the Cyber Defense Command Unit (an entity under the jurisdiction of the Colombian Ministry of Defense) regarding the inventory of its critical cybernetic infrastructure that was included in the classified catalogue of national critical cybernetic infrastructure. However, no such updates were requested or provided between 2020 and 2023.

The cybersecurity team continues to integrate practices aimed at enhancing risk awareness and adjusting current information security capabilities in response to evolving cyber threats. As a result of this ongoing process, we are continually integrating elements related to cybersecurity threat management. These elements encompass various aspects, including the proper configuration of storage devices, comprehensive information security controls, development of policies and procedures addressing information security, implementation of control mechanisms for remote work, specialized monitoring and cyber threat services, vulnerability management, cyber incident response management, deployment of protection tools, monitoring and response to malicious activities, and cybersecurity insurance coverage, among others.

Ecopetrol S.A. has a Security Operations Center (SOC) service, to enhance the organization´s ability to predict and identify trends in attacks on both its information technology and Operation Technology infrastructure, while also monitoring its online reputation. Throughout 2023, the SOC capabilities remained operational, with an expanded scope of services covering Operational Technology (OT) digital assets. This expansion included cybersecurity risk assessments and advanced security testing exercises (RedTeam) conducted on Ecopetrol's IT/OT infrastructure and its subsidiaries, enabling the identification of gaps to improve the overall cybersecurity posture. Additionally, specialized monitoring capabilities such as User Behavior Analysis (UBA) were reinforced. Despite cyberattacks occurring in 2023, all reported events were successfully controlled, resulting in no material effects on processes, equipment, products, services, customer or supplier relationships, competitive conditions, or critical information. Ecopetrol, S.A. does not have any current proceedings that relate to cyber breaches.

We updated our internal cyber incident management guide with a definition and analysis roadmap that allows us to determine the materiality of a cybersecurity incident.  We also added two exhibits to the management guide that allow detail the roles of the responsible parties, their responsibilities and activities that are required for the timely attention of an event or alert related to a cyber incident.  Additionally, Ecopetrol updated its action protocol for business crisis scenarios in which notifications and communication processes are established to internal and external entities in a timely manner.

Furthermore, during 2023, the internal audit department conducted audits of cybersecurity processes to follow up on previous improvement plans. Consequently, an action plan was developed with the main objectives of enhancing threat identification, access management, and improving specific technical components of the cybersecurity program. Ecopetrol S.A. has continuously updated its cybersecurity policies and cyber incident response procedures, as evidenced by several wargame exercises covering all business segments and their subsidiaries.

Ecopetrol S.A. remains committed to using the ONG–C2M2 (Oil & Gas - Cybersecurity Capability Maturity Model) framework to manage its maturity and uphold its cybersecurity management system. This entails implementing practices and capabilities across various domains, including Risk Management, Asset Change and Configuration Management, Identity and Access Management, Threat and Vulnerability Management, Situational Awareness, Information and Communications Sharing, Event and Incident Response, Continuity of Operations, Supply Chain Management, External Dependencies, Workforce Management, and Cybersecurity Program Management.

Ecopetrol S.A. has also strengthened its cybersecurity capabilities in 2023 by continuing to incorporate foundational “Zero Trust” practices and advanced critical information protection controls to mitigate cyber risks across its business units. Another significant initiative throughout 2023 was the cultural awareness campaign focusing on three management pillars: (i) training, that consists of development of new skills, (ii) mobilization, that consists of promotion and ownership of change, and (iii) communication, that consists of promotion of understanding and conviction of behaviors). Additionally, the information assurance cycle was executed to identify, evaluate, and manage the cybersecurity risks associated with critical information assets.

Finally, to further strengthen our cybersecurity strategy for the period 2022 to 2026, Ecopetrol S.A. applied a quantitative cyber risk model, defining priority fronts to guide cybersecurity and cyber defense actions in the coming years. These priority fronts include operational technology (OT), critical data flows, supply chain integrity, effectiveness and efficiency of the cybersecurity operating model, and addressing technological obsolescence.

5.3.4	Managing Financial Risk

We are exposed to certain risks associated with the nature of our operations and the financial instruments we use. Among the risks that affect our financial assets, liabilities and expected future cash flows are changes in commodity prices, currency exchange rates, interest rates and the credit quality of our counterparties.

Commodity price risk is associated with our day-to-day operations as we export and import crude oil, natural gas, and refined products. We occasionally use hedges to partially protect our financial results from price fluctuations considering that part of our financial exposure under purchase contracts for crude oil and refined products depends on international oil prices. We believe that the risk of such exposure is partially naturally hedged since we are an integrated group (with operations in the upstream, midstream, downstream, and electric power transmission and toll roads concessions segments) and either export crude oil at international market prices or sell refined products at prices that are correlated to international market prices. During 2023, Ecopetrol S.A. and Ecopetrol Trading Asia Pte Ltd executed tactical hedging operations due to its exposure to pricing indices different from the commercialization benchmark and different pricing periods between the buying and the selling of physical barrels. We do not use derivative financial instruments for speculative or profit-generating purposes. A total of 41.66 million barrels were the subject of tactical hedges oriented at mitigating risks associated with storage marketing strategies, anticipated purchases of raw materials, crude oil imports, supply to refineries, international sales delivered at the destination port and maritime freights.

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

As of December 31, 2023, our total debt denominated in U.S. dollar and other currencies (excluding debt denominated in Colombian pesos) amounted to USD 24.6 billion principal, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, a USD 17.7 billion is owed by Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, the Colombian debt denominated in Colombian Pesos increases year-over-year, and Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, the Colombian debt denominated in Colombian Pesos decreases year-over-year, and Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s subsidiaries have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income. The total consolidated debt expressed in Colombian Pesos as of December 31, 2023, decreased 8.1% on a year-to-year basis, in contrast to the 11.3% increase of the total debt denominated in U.S. dollars and other currencies (excluding debt denominated in Colombian pesos).

Taking previous considerations into account, we seek to identify and manage currency risk in a comprehensive manner, using an integrated analysis of natural hedges in order to benefit from the correlation between income or investments in a foreign operation and debt denominated in foreign currency. We adopted hedge accounting as part of our risk management strategy, using two types of natural hedges with our U.S. dollar denominated debt as a financial instrument: (i) cash flow hedge for exports of crude oil, and (ii) hedge of a net investment in a foreign operation. In addition, we may involve the use of financial derivative instruments, and non-derivative financial instruments. As a part of its risk management strategy, using the natural hedge between exports and dollar-denominated debt, in October 2015, USD 5.4 billion of Ecopetrol S.A.’s debt in U.S. dollars was designated as hedge instrument of its future export sales for the period 2015 – 2023. During the second half of 2021, Ecopetrol S.A. hedged a new portion of the dollar-denominated debt against future revenues in an amount of USD 3.7 billion, and during 2021 Ecopetrol S.A. hedged USD 4.9 billion with its foreign investments and future revenues. Likewise, during 2023 Ecopetrol S.A. hedged a new portion of the dollar-denominated debt against future revenues in an amount of USD 1.9 billion, and during 2023 Ecopetrol S.A. hedged USD 2.2 billion with its foreign investments and future revenues.

As of December 31, 2023, the outstanding value of the natural accounting hedges was USD 16.7 billion. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is highly mitigated and is recognized directly in equity, as part of other comprehensive income.

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

Interest rate risk arises from our exposure to changes in interest rates mainly as a result of the issuances of floating rate debt linked to DTF, CPI, IBR, IPCA, CDI, TJLP, TAB and SOFR (with a participation of 0.16%, 5.11%, 2.39%, 5.05%, 1.58%, 0.46%, 0.52% and 15.35% respectively, of the nominal debt balance as of December 31, 2023). Thus, volatility in interest rates may affect the fair value of and cash flows related to our investments and floating rate debt. In 2023, our analysis of credit risk events and global financial markets led us to decide not to hedge interest rate risk. Nevertheless, our capital markets office continuously monitors the performance of interest rates and the effect of interest rates on our financial statements.

The trust funds linked to Ecopetrol S.A.’s pension obligations (PAP for its acronym in Spanish) are also exposed to changes in interest rates, as they include fixed- and floating-rate instruments that are marked to market. This exposure is continuously monitored by our treasury office given the potential impact volatility may have on our financial results. The treasury office’s information is gathered from reports provided by the asset managers. These reports refer to regulatory limits as well as market, credit and liquidity risks. The investment guidelines with respect to the PAPs are issued by the Colombian regulation for pension funds, as stipulated in Decree 941 of 2002 and Decree 1913 of 2018, where it is indicated that they have to follow the same regime as the regular obligatory pension funds in their moderate (i.e., neither conservative nor aggressive) portfolio. For further information regarding the trust funds linked to the pension obligations of the company, see Note 29.8 to our consolidated financial statements.

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

As of December 31, 2023, Ecopetrol S.A. was a party to 7246 legal proceedings relating to civil, criminal, administrative, environmental, tax, constitutional, arbitration and labor claims, out of which 5185 were filed against us in the Colombian courts and arbitration tribunals, of which 363 had an accrual provision. We allocate sufficient amounts of money and time to defend these claims. Historically, we have been successful in defending lawsuits filed against us. Other than the environmental administrative proceedings described in the last paragraph of this section, based on the advice of our legal advisors, it is reasonable to assume that the litigation procedures brought against us will not materially affect our financial position or solvency regardless of the outcome. See Note 22 to our consolidated financial statements included in this annual report for a discussion of our legal proceedings.

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

The Regional Environmental authority of Norte de Santander, or Corporación Autónoma Regional de la Frontera Nororiental (CORPONOR) has filed a lawsuit against Ecopetrol S.A. before the Administrative Court of Norte de Santander claiming for (i) the environmental loss caused by the incident and (ii) for compensation costs relating to the environment damage for approximately COP 33 billion. Ecopetrol S.A.’s legal counsel filed a motion to dismiss the lawsuit on June 2, 2014, based on three grounds: (i) there is no proof of environmental loss, (ii) CORPONOR does not have the authority to file this lawsuit and (iii) CORPONOR’s petition for direct compensation is not the proper legal action according to the applicable procedural rules. In July 2020 the evidentiary stage closed, and we are still awaiting a ruling in the first instance. On July 27, 2023, the Administrative Court of Norte de Santander issued its ruling and denied the compensation claims for damages by CORPONOR.

Ecopetrol S.A. and national and local authorities agreed to develop a project consisting of an alternative to the water supply intake of the aqueduct in Cúcuta, The Company’s Board of Directors in December 2011 approved the participation of Ecopetrol S.A. in the project as part of the support of its contingency plans and the relationship with its stakeholders. On November 10, 2017, an agreement was signed with the purpose of building the alternative water supply at a cost of approximately COP 425.09 billion. According to the agreement Ecopetrol S.A. will be in charge of the construction of the aforementioned infrastructure. As of the date of this annual report, the construction projects continue their progress. Their statuses are the following: (i) for subproject 1, the initial delivery process was made official to the municipality of Cúcuta and overall progress is of 100%, and (ii) for subprojects 3 and 4, functional tests are undergoing and overall process is of 98.3%, without including complementary works and the scope of the sludge plant.

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

Consultation Process with Afro-Wilches

On April 21, 2022, the First Section of the Administrative Court of Barrancabermeja – Santander ordered Ecopetrol S.A., ANLA and the Ministry of the Interior to carry out a consultation process with the Afro-Colombian Corporation of Puerto Wilches – Afro Wilches in connection with the Comprehensive Research Pilot Projects (PPII for its acronym in Spanish) Kalé and Platero projects. The ruling was appealed by Ecopetrol S.A, ANLA and the Ministry of the Interior, among others. On June 2, 2022, the Administrative Court of Santander revoked the ruling of the First Section of the Administrative Court of Barrancabermeja – Santander. On June 20, 2023, the Constitutional Court admitted this matter for review. As the date of this Annual Report, the Constitutional Court has not issued a ruling on the matter.

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

The final arguments and sentencing hearing were held on March 2, 2022, in which a first instance ruling was issued in favor of Ecopetrol, which was confirmed by the Superior Court of Bogotá in June 29, 2022. Foncoeco filed a judicial review before the Supreme Court of Justice, which was rejected on March 30, 2023. The rejection of the Supreme Court completed all legal stages possible. The ruling has now become “res judicata.”

Environmental Administrative Proceedings

As of December 2023, Ecopetrol S.A. was part of 178 environmental administrative proceedings, of which 170 were initiated before 2022 and eight during 2023. It is not possible for us to determine whether the pending proceedings could have a material effect on Ecopetrol S.A. During 2023, 18 proceedings were concluded, in three of them, we were subject to monetary fines through (i) resolution 200.36.22-0948 of June 30, 2022, and confirmed by resolution 200.36.23-0422 of April 17, 2023, for an aggregate amount of COP 7,786,807, (ii) resolution 200.36.21-1698 of December 21, 2021, and confirmed by resolution 200.36.22-2090 of December 30, 2022, for an aggregate amount of COP 56,857,444, and (iii) resolution 200.36.21.1632 of December 10, 2021, and confirmed by resolution 200.36.22.1641 of November 4, 2022, for an aggregate amount of COP 358,748,544.

Reficar Investigations

According to Colombian regulations, Ecopetrol and Reficar employees are public servants, and as such can be held liable for negligent use or mismanagement of public funds. In this context, given that Ecopetrol is majority owned by the Colombian Government and Reficar is a wholly owned subsidiary of Ecopetrol, Ecopetrol and Reficar administer public funds.

As a result, Ecopetrol and Reficar employees are subject to the control and supervision of the following control entities, among others:

The Office of the Comptroller General (Contraloría General de la República) oversees the adequate use of public funds and has the authority to investigate public employees or private sector employees that manage public resources.

The Attorney General’s Office (Procuraduría General de la Nación) supervises compliance with applicable law by public employees and private sector employees that carry out public functions. The Attorney General’s Office investigates and sanctions individuals for such compliance failures.

The Prosecutor’s Office (Fiscalía General de la Nación) investigates infringements and prosecutes alleged crimes before the court in judicial proceedings.

The following are the most significant investigations and proceedings carried out by the aforementioned state entities:

1.	The Office of the Comptroller General’s investigations and proceedings.
1.1

Because of the amendment of the schedule and budget related to Cartagena refinery’s expansion and modernization project (the “Project”), the Office of the Comptroller General conducted a special audit action of the Project in 2016 and issued a final report to Reficar on December 5, 2016. The report detailed 36 findings most of which were related to increased costs compared to the budget for services, labor and materials. As required, Reficar executed an action plan addressing the 36 findings. See section on The Attorney General’s Office Investigations below, which describes the Attorney General’s Office decision on December 10, 2021, in relation to the 36 findings.

1.2

As a result of the findings described above, on March 10, 2017, the Office of the Comptroller General opened an investigation pertaining to the financial responsibility (proceso de responsabilidad fiscal) of 36 individuals involved in the Project, including former members of Ecopetrol’s Board of Directors, former members of Reficar’s Board of Directors, former employees of Ecopetrol S.A., and former employees of Reficar, along with four contractors who provided their services during the execution of the Project Chicago Bridge & Iron Company N.V., CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc.

These investigations were conducted based on the Office of the Comptroller General’s thesis that lower than expected profitability at Reficar could have been caused by (i) amendments to the schedule and, (ii) the increase of the budget for the Project.

On June 5, 2018, the Office of the Comptroller General split the initial proceeding into two different proceedings. The first one is related to the increase of the Project’s budget and the second one is related to the lost profits due to extension in the Project’s schedule:

1.2.1.

Regarding the first proceeding, on June 5, 2018, the Office of the Comptroller General indicted: (i) 15 individuals, which include former members of Reficar’s Board of Directors, a former employee of Ecopetrol, and former employees of Reficar, (ii) CBI - Chicago Bridge & Iron company (CB&I) Americas Ltd., Chicago Bridge & Iron Company CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc, and the following insurance companies, Compañía Aseguradora de Fianzas S.A, Coaseguro Confianza S.A., Liberty Seguros S.A., CHUBB de Colombia Compañía de Seguros S.A., Seguros Colpatria S.A. and Mapfre Seguros Generales de Colombia S.A., as third parties with joint liability.

As for the other 21 individuals initially investigated in 2017, the Office of the Comptroller General closed the investigations.

On April 26, 2021, the Office of the Comptroller General decided on the charges for violation of financial responsibility for an amount of COP 2.95 trillion in connection with the approval of the capital expenditure modifications to the Project. This decision was issued against seven former members of Reficar’s Board of Directors, five former Reficar employees, four contractors that rendered their services during the execution of the Project and four insurance companies. They were found liable among others, for: (i) having approved additions to the Project’s capital expenditures, knowing that the value proposition and profitability of the investment would be affected; (ii) not having ensured the adequate application of the business group investment guidelines. See The Attorney General’s Office Investigations below, which describes the Attorney General’s Office pronouncement on May 4, 2021.

Nonetheless, in the ruling there was no allegation related to acts of corruption, bribery or fraud. As of the date of this annual report, no current or former member of Ecopetrol’s Board of Directors has been charged or found guilty in the first proceeding related to the increase in the Project budget.

The decision is of an administrative nature. Consequently, those deemed financially responsible have filed lawsuits before the judges of the Republic of Colombia to seek the annulment of the ruling. As of the date of this report, no decision on the merits has been rendered. Reficar is not a party to these legal proceedings.

1.2.2.

In relation to the second proceeding, on February 3, 2022, the Intersectoral Delegate Comptroller’s Office concluded the investigative proceedings, with a favorable decision for the individuals that were under investigation.

1.3.

The Office of the Comptroller General also ordered the commencement of an additional investigation in relation to amounts executed in the Project and its sources of funding. In this investigation, on August 24, 2021, the Comptroller’s Office started a new financial responsibility proceeding pursuant to which eight former employees of Reficar are under investigation (three former presidents and five former financial vice presidents).

On February, 2023, the Office of the Comptroller General conducted a special visit to the refinery to investigate expenses related to the destination of financial costs, among others, which according to the Comptroller's Office, entered the project, and their allocation remained unidentified. On April 14, 2023, the Office of the Comptroller General released a technical report of the visit, which, based on information provided by Reficar, concluded that all expenses were properly identified, supported, and associated with services provided by third parties.

Subsequently, on April 19, 2023, it was mandated to include the technical report in the process and make it accessible to the parties involved in the proceedings. The decision of the Comptroller Delegate, whether to proceed with charges or close the investigation, is anticipated to be based on the findings outlined in the report. Currently there is no allegation related to acts of corruption, bribery, or fraud.

While the scope and status of this proceeding remain confidential, Reficar and several of its employees have cooperated with and provided the information required by the Office of the Comptroller General leading the proceedings.

As of the date of this annual report, both Ecopetrol and Reficar have not been found liable under these proceedings.

1.4.

From 2017 until 2023 the Office of the Comptroller General has performed and reported on special and financial audits to Reficar concluding that Reficar’s financial statements from 2016 to 2022 do not reasonably represent the entity’s financial position as of the end of each year. This situation originates in the difference in interpretations, of Reficar and of the Comptroller General, concerning the applicable accounting principles. Historically, Reficar’s external and independent auditors have issued unqualified opinions on Reficar’s financial statements during and after the Project. As of the date of this annual report, such auditors have not informed Reficar that there has been any change to their opinions to the financial statements. As of the date of this annual report, to the best of Ecopetrol’s knowledge, the financial statements continue to fairly represent the financial and operational condition of the Company in all material aspects and its internal controls remain effective.

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

On June 29, 2021, the appeal against the first instance ruling was resolved, deciding in favor of Reyes Reinoso Yánez and the other individuals that were under investigation. With this ruling, the process was formally closed.

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

The Prosecutor’s Office made public the factual basis for such charges, which is based on the theory that: (i) executing a cost reimbursable engineering, procurement and construction contract (EPC) and not a lump sum agreement favored CBI interests, and (ii) executing special invoicing procedures (MOA –Memorandum of Agreement and PIP –Project Invoicing Procedure) with CBI allowed the payments of unreasonable amounts not duly verified by the Joint Venture Foster Wheeler USA Corporation and Process Consultant Inc (FPJVC). The defense attorneys have not yet had an opportunity to present their case against such facts in a court of law.

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

A preliminary trial hearing is currently underway, with the most recent development occurring in 2022, when requests for evidence were both approved and denied. The involved parties have filed their respective appeals, and these will be adjudicated by the Criminal Chamber of the Superior Court of Bogotá.

The trial hearing and the subsequent decision on this matter are currently pending.

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

The Prosecutor’s Office made public the factual basis of the charges, which is based on the theory that the indicted directors hid necessary information from Ecopetrol’s Board of Directors before the approval of amendment No. 3 of the internal budget of the project (Control de Cambio No. 3). The defense attorneys have not yet had an opportunity to present their case against such facts in a court of law.

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

The Prosecutor’s Office made public the factual basis of the charges, which is based on the theory that hiring FPJVC as the project manager consultant of the Project through a sole source process violated the objective selection principle.

On October 13, 2021, the preparatory hearing concluded, and oral arguments took place from February 7 to April 5, 2022.

On May 9, 2022, the judge found the indicted citizens guilty and condemned them to 64 months of prison. On August 18, 2022, the verdict was read, and the defense submitted an appeal.

On October 19, 2023, the Criminal Chamber of the Superior Court of Bogotá upheld the initial verdict. Attorneys representing the convicted parties subsequently lodged an extraordinary appeal in cassation before the Supreme Court of Justice challenging this ruling. As of the date of this annual report, there have been no updates to the appeal process.

As of the date of this annual report, Ecopetrol and Reficar have no knowledge of any legal proceeding in the United States regarding the project.

3.4

On April 24, 2018, the Prosecutor’s Office indicted Nicolás Isaksson, former employee of Reficar, with alleged charges for offenses against the public administration and illegal interest in the execution of certain agreements. The criminal action is currently suspended until December 2024, due to the application of a plea agreement (principio de oportunidad).

4.	Arbitration Tribunal

On March 8, 2016, Reficar filed a Request for Arbitration before the International Chamber of Commerce (the “ICC”), against Chicago Bridge & Iron Company N.V., CB&I (UK) Limited, and CBI Colombiana S.A. (jointly “CB&I”) concerning a dispute related to the EPC contract entered into by and between Reficar and CB&I for the expansion of the Cartagena refinery in Cartagena, Colombia. Reficar was the claimant in the ICC arbitration and seeked no less than USD 2 billion in damages plus lost profits.

On May 25, 2016, CB&I filed its Answer to the Request for Arbitration and Counterclaim for approximately USD 106 million and COP 324,052 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I. On April 28, 2017, CB&I submitted its Statement of Counterclaim increasing its claims to approximately USD 116 million and COP 387,558 million. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately USD 129 million and COP 432,303 million (including in each case interest), and also filed its Exhaustive Statement of Defense to Reficar’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, USD 139 million for provisionally paid invoices under the Memorandum of Agreement(“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

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

Later, on December 20, 2021, Reficar filed its Statement on Costs, and on February 11, 2022, CB&I filed its Statement on Costs.

On June 7, 2023, Reficar was notified of the decision of the international arbitral tribunal (the “Award”) that resolved the dispute in relation to the EPC Contract. The arbitral tribunal ordered CB&I to pay USD 1,008 million plus interest accruing from December 31, 2015 until paid, in favor of Reficar, as follows: (i) USD 845.4 million in damages for exceeding costs, (ii) USD 152.75 million in damages for delays, and (iii) USD 10.3 million in damages for corrections of defects.

On June 8, 2023, Chicago Bridge & Iron Company N.V. (now McDermott Holdings B.V.) and CB&I UK Limited filed an action to vacate the Award before the U.S. District Court for the Southern District of New York, seeking denial of its recognition and enforcement in the United States.

On August 4, 2023, Reficar replied to the request for annulment and in turn, requested its confirmation. Moreover, on September 22, 2023, the Company filed its reply memorandum concerning the request for confirmation of the Award.

On September 8, 2023, McDermott International, CB&I's parent and controlling company, publicly announced that it will initiate financial restructuring proceedings for its subsidiaries in the United Kingdom and the Netherlands, CB&I UK Limited and Chicago Bridge & Iron Company N.V. respectively.

On October 10, 2023, Chicago Bridge & Iron Company N.V. (now McDermott Holdings B.V.) and CB&I UK Limited filed a petition before the Texas Bankruptcy Judge to initiate a procedure for recognition of financial restructuring processes abroad, known as Chapter 15 of the Bankruptcy Code of the United States of America. Specifically, they requested recognition of the financial restructuring processes that were announced by McDermott International on September 8, 2023. The action to vacate and the request of confirmation of the Award – which will determine the possibility of executing and therefore collecting the amounts decreed – is temporarily suspended by order of the bankruptcy judge overseeing the matter in the State of Texas.

On November 29, 2023, a hearing was held to request the lifting of the temporary suspension, however, the judge overseeing the matter in the State of Texas did not grant the request and determined that when new facts are available, Reficar may file another request to lift the provisional suspension measure.

On February 27, 2024, Reficar was notified of the decision of the Court of the United Kingdom in which it was determined that the financial restructuring plan of CB&I UK Limited was approved by the Court of the United Kingdom.

In March 2024, Reficar was notified of the decision to approve the alternative financial restructuring plan of Chicago Bridge & Iron Company N.V., that was reached on March 21, 2024 by the District Court of Amsterdam in the Netherlands in charge of the restructuring process initiated by McDermott International Ltd. on behalf of its subsidiary, Chicago Bridge & Iron Company N.V.  Under the plan, which was presented by an independent expert appointed by the court, Reficar will receive, among other things, convertible preferred shares representing 19.9% of the share capital of McDermott International Ltd., holding company of a group of entities with presence in more than 54 countries which specialize in engineering services for the energy industry and low-carbon solutions, and that includes CB&I N.V. These shares do not grant Reficar the right to vote, designate a member of its board of directors, nor exercise control over McDermott International Ltd. As of the date of this annual report, Reficar continues to make progress in the fair value measurement of the shares in order to recognize them in its financial statements.

On March 22, 2024, the United States Bankruptcy Judge for the United States Bankruptcy Court for the Southern District of Texas issued (1) an order granting verified petition for (a) recognition of foreign proceedings in England, (b) recognition of foreign proceedings in the Netherlands, and (2) the order recognizing and giving full force and effect to (a) the restructuring plan and the order of the English Court sanctioning the restructuring plan, and (b) the parallel restructuring plans (the “WHOA Plans”) and the order of the Dutch Court sanctioning the WHOA Plans.  The effective date and the consummation date of the restructuring was March 25, 2024. On March 31, 2024, as a result of the aforementioned plans, Reficar became the beneficiary of (i) US$70 million and US$95 million draw under two different letters of credits; and (ii) US$9 million corresponding to the reimbursement of legal fees.

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

During 2021, such judicial liquidation proceeding continued under surveillance and instruction of the Superintendence of Companies of Colombia, in compliance of the applicable law. On December 15, 2021, the adjudication hearing for both companies (Bioenergy SAS and Bioenergy Zona Franca SAS) was not successful, so the Superintendence of Companies of Colombia, appointed March 4, 2022 for a new hearing, which was suspended and then completed on March 9, 2022 with the approval of (i) the Adjudication Agreement of Bioenergy SAS; and (ii) the Reorganization Agreement of Bioenergy Zona Franca SAS respectively.

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

6.	Shareholder Information
6.1	Shareholders’ General Assembly

Our Shareholders General Assembly was held on March 22, 2024, and the following matters were discussed and approved, among others:

●	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP 278 and an extraordinary dividend per share of COP 34, for a total dividend of COP 312 per share, as follows: payment of dividends to minority shareholders to be made in two equal installments on April 3, 2024 and June 26, 2024; and the payment to the majority shareholder will be made before December 31, 2024, taking into account the payment schedule of the balance of the debt of the Fuel Price Stabilization Fund (FEPC) accrued during 2023, which is owed by the majority shareholder to Ecopetrol.
●	The establishment of a special reserve of COP 11,993,230,652,653 in order to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
●	Election of members of the Board of Directors for the period of 2024 to 2025.
●	Amendment of our bylaws. For further information please see the section “Corporate Governance – Bylaws”.

On March 30, 2023, our shareholders at the ordinary General Shareholder's Assembly approved, among other items:

●	an ordinary dividend of 60% of our net income for the fiscal year ended December 31, 2022, amounting to COP 20,023,830 million, or COP 487 per share, and an extraordinary dividend of 13% of our net income for the above mentioned fiscal year, amounting to COP 4,358,369 million or COP 106 per share; both based on the number of outstanding shares as of December 31, 2022. The payment was made in three different installments on April 27th, September 28th and December 21st, 2023 to our minority shareholders amounting COP 2,806,020 and for the majority shareholder, the total dividend payment was offset against the accounts receivable form the FEPC for the amount of COP 21,576,179 million.
●	The establishment of a special reserve of COP 7,665,757,580,902 to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
6.2	Dividend Policy

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

On March 22, 2024, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of COP 278 per share for the fiscal year ended December 31, 2023 and an extraordinary dividend of COP 34 per share for the above mentioned fiscal year, amounting to a total of COP 312 per share; both based on the number of outstanding shares as of December 31, 2023. The payment will be made in two different installments on April 3, 2024 and June 26, 2024 to our minority shareholders. The payment to the majority shareholder will be made before December 31, 2024, taking into account the payment schedule of the balance of the Fuel Price Stabilization Fund (FEPC) corresponding to its 2023 accumulation.

On March 30, 2023, our shareholders at the ordinary General Shareholder's Assembly approved an ordinary dividend of 60% of our net income for the fiscal year ended December 31, 2022 amounting to COP 20,023,830 million, or COP 487 per share, and an extraordinary dividend of 13% of our net income for the above mentioned fiscal year, amounting to COP 4,358,369 million or COP 106 per share; both based on the number of outstanding shares as of December 31, 2022. The payment was made in three different installments on April 27th, September 28th and December 21st, 2023 to our minority shareholders amounting COP 2,806,020 and for the majority shareholder, the total dividend payment was offset against the accounts receivable form the FEPC for the amount of COP 21,576,179 million.

On March 30, 2022, our shareholders at the ordinary General Shareholders’ Assembly approved an ordinary dividend of 59.8% of our net income for the fiscal year ended December 31, 2021 amounting to COP 9,991,356 million, or COP 243 per share, and an extraordinary dividend of 9.1% of our net income for the abovementioned fiscal year, amounting to COP 1,521,317 million, or COP 37 per share; both based on the number of outstanding shares as of December 31, 2021. The payment was made on April 21, 2022 to our minority shareholders and no later than September 30, 2022 to the majority shareholder.

On June 17, 2022, our shareholders at an extraordinary General Shareholders’ Assembly, approved: (i) to extend the deadline for the payment of dividends to the Nation, originally approved in the General Shareholders’ Assembly of March 30, 2022, from September 30 to October 31, 2022, and (ii) to distribute the Company's special reserve that had been approved in the General Shareholder’s Assembly held on March 30, as an extraordinary dividend of COP 168. The payment of the dividend for minority shareholders was made in a single payment on June 30, 2022, and for the majority shareholder, the total dividend payment was offset against the accounts receivable from the FEPC.

On March 26, 2021, our shareholders at the ordinary General Shareholders’ Assembly approved an ordinary dividend of 41.41% of our net income for the fiscal year ended December 31, 2020 amounting to COP 698,984 million, or COP 17 per share, based on the number of outstanding shares as of December 31, 2020. The payment date was made on April 22, 2021 to 100% of our shareholders.

Ecopetrol S.A. S.A. is required to maintain legal reserves equal to 50% of its subscribed capital. If the legal reserves are less than 50% of subscribed capital, we will allocate 10% of net income to our legal reserves on an annual basis until our legal reserves meet the required level.

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

Under Colombian legislation, if a transfer of shares has a value equivalent to or higher than 66,000 UVR (the UVR was COP 357.83 as of December 31, 2023) it must be made through the BVC if the shares are registered with the BVC. Otherwise, shareholders can freely negotiate a transfer of shares.

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

Ecopetrol S.A. has issued the following classes of registered notes under an indenture (the Indenture), dated as of July 23, 2009, and amended as of June 26, 2015, between the Company and the Bank of New York Mellon, as trustee:

1.	5.375% Notes due 2026
2.	8.625% Notes due 2029
3.	6.875% Notes due 2030
4.	4.625% Notes due 2031
5.	8.875% Notes due 2033

6.	8.375% Notes due 2036
7.	7.375% Notes due 2043
8.	5.875% Notes due 2045
9.	5.875% Bonds due 2051

Please refer to Exhibits 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18, 4.19, and 4.20 to this Annual Report for the information relating to these debt securities required by Item 12.A of Form 20-F.

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

Fees and Other Direct and Indirect Payments Made by the Depositary to Us

Our Depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. In 2021, reimbursements were made in the amount of approximately USD 1,411,363. In 2022, reimbursements were made in the amount of approximately USD 1,200,000. In 2023, reimbursements were made in the amount of approximately USD 2,591,158.

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

Law 1739 of 2014 clarifies that Colombian nationals who meet any of the following requirements will not be deemed tax residents:

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

From the fiscal year 2023 and onwards, applicable tax rates on dividends paid to non-resident shareholders are as follows: (i) a 20% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016 are not subject to this tax); or (ii) 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus additional 20% dividend tax after applying the initial 35% withholding tax rate.

Further to the above, non-resident entities or non-resident individuals whose investment qualifies as portfolio investments (i.e., investing through a Foreign Funds Administration Account - FFAA) will be taxed upon distribution by means of a withholding tax mechanism. In this case, pursuant to Article 18-1 of the Colombian Tax Code, the applicable withholding tax rate on taxable dividends is 25%, assuming that the dividends cannot be attributed to a permanent establishment in Colombia belonging to the shareholder and were not subject to taxation at the corporate level. The abovementioned 10% or 20% dividend tax rates, as applicable, apply on the balance of dividends to be distributed to the shareholder investing through an FFAA, or on the gross amount in such cases the dividend is paid out of profits that were subject to taxation at the corporate level. These foreign shareholders subject to this withholding tax are not required to file an income tax return in Colombia.

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

Taxation of Capital Gains for the Sale of Shares

Pursuant to Article 36 - 1 of the Colombian Tax Code, capital gains derived from the sale of shares listed on the BVC and owned by the same beneficial owner, are deemed as non-taxable income in Colombia, provided that the shares sold during the same taxable year do not represent more than 10% (3% as of 2023) of the outstanding shares of the listed company. Pursuant to Section 1.6.1.13.2.19 of Regulatory Decree 1625 of 2016, sellers of shares are not required to file an income tax return for the transfer of securities that are listed in the National Registry of Securities and Issuers (Registro Nacional de Valores y Emisores) as long as the foreign investment is treated as a portfolio investment according to Article 3 of Decree 2080 of 2000 (currently compiled in Article 2.17.2.2.1.2 of Decree 1068 of 2015) and the abovementioned 10% (3% as of 2023) threshold is not surpassed.

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

If you are a non-corporate U.S. Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you meet certain holding requirements. Dividends paid on the ADSs will be treated as qualified dividend income if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange, and will qualify as readily tradable on an established securities market in the United States, as long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2024 taxable year. However, this conclusion is a factual determination that is made annually and thus may be subject to change. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

A U.S. Holder may be eligible, subject to a number of complex limitations and conditions and the Foreign Tax Credit Regulations (as defined below), to claim a U.S. foreign tax credit in respect of any Colombian income taxes withheld on dividends received on common shares or ADSs. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside of the United States and will generally constitute passive category income. However, Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the Foreign Tax Credit Regulations) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. A recent notice from the IRS provides temporary relief from the Foreign Tax Credit Regulations by allowing taxpayers to apply a modified version of the regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the U.S. Treasury regulations and complies with specific requirements set forth in a previous notice. Any taxes imposed by Colombia on dividends received generally will qualify as potentially creditable taxes if a U.S. Holder applies a modified version of the U.S. Treasury regulations pursuant to the notice. However, a U.S. Holder will generally be denied a foreign tax credit for foreign taxes imposed with respect to the dividends where the U.S. Holder does not meet a minimum holding period requirement. In the case of all other U.S. Holders, the application of these requirements to the Colombian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Colombian tax is not a creditable tax or a U.S. Holder does not elect to claim a credit for any foreign income taxes paid during the taxable year, such U.S. Holder may instead, at such U.S. Holder’s election, deduct such Colombian income taxes in computing U.S. taxable income, subject to generally applicable limitations and conditions. The rules relating to the eligibility and deductibility of foreign tax credits are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Colombian income taxes withheld.

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

If you are a U.S. Holder of common shares or ADSs, the initial tax basis of your common shares or ADSs will be the U.S. dollar value of the Colombian Peso-denominated purchase price determined on the date of purchase. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such common shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS. If you convert U.S. dollars to Colombian Pesos and immediately use that currency to purchase common shares or ADSs, such conversion generally will not result in taxable gain or loss to you. With respect to the sale or exchange of common shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the common shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Deposits and withdrawals of common shares in exchange for ADSs, and of ADSs for common shares, generally will not result in the realization of gain or loss for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

In general, dividends on common shares or ADSs, and payments of the proceeds of a sale, exchange or other taxable disposition of common shares or ADSs, paid within the United States, by a U.S. payer through certain U.S.-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 24%, unless the holder (1) establishes that it is an exempt recipient or (2) with respect to backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

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

On March 31, 2024, the Representative Market Exchange Rate was COP 3,842.30 per USD 1.00. The Federal Reserve Bank of New York does not report a noon-buying rate for Colombian Pesos. The SFC calculates the Representative Market Exchange Rate based on the weighted averages of the buy and sell foreign exchange rates quoted daily by foreign exchange rate market intermediaries including financial institutions for the purchase and sale of U.S. dollars. The SFC also calculates the Representative Market Exchange Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian Pesos.

6.9	Major Shareholders

The following table sets forth the names of our major shareholders, and the number of shares and the percentage of outstanding shares owned by them on March 31, 2024:

Table 70 – Major Shareholders

	As of March 31, 2024
Shareholders	Number of shares	% Ownership
Nation(1) – Ministry of Finance and Public Credit	36,384,788,417	88.49
Public float	4,731,906,273	11.51
Total	41,116,690	100.00
(1)	Includes 1,600 shares owned by other state entities.

All our common shares have identical voting rights.

As of February 12, 2024, the registration date of our annual general shareholders’ meeting, 3.04% or 1,219,073,800 of our common shares were held of record in the form of American Depository Shares, we had 45 registered holders, and 34,867 beneficiaries of common shares, or ADSs representing common shares, in the United States.

Changes in the Capital of the Company

There are no conditions in our bylaws governing changes in our capital stock that are more stringent than those required under Colombian law, with the exception that the Nation must hold a minimum of 80% in any stock issuance undertaken under Law 1118 of 2006.

On August 27, 2021, our Board of Directors approved the framework for the Third Round of the Program for the Issuance and Placement of Common Stock (the “Program”), in accordance with Law No. 1118 of 2006 (“Law 1118”). As provided by Law 1118, to the extent any potential public offerings of common shares are carried out under the Program, the Nation will at all times continue to maintain at least 80% of the common equity interest of Ecopetrol S.A. The Program contemplates a five-year term during which we may carry out one or more public offerings of common shares for the specific purposes set forth therein. On October 13, 2021, the SFC approved the Program. Any offerings to be undertaken pursuant to the Program remain subject to approval by the SFC and any such approvals, if and when granted, do not imply any commitment or obligation on Ecopetrol S.A. to issue common shares.

6.10	Enforcement of Civil Liabilities

We are a Colombian company. Most of our Directors and executive officers and some of the experts named in this annual report reside outside the United States. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons who are residents in Colombia or to enforce against us or these persons who are residents in Colombia judgments in U.S. courts obtained in such courts predicated upon the civil liability provisions of the U.S. federal securities laws. Colombian courts will enforce a U.S. judgment predicated on the U.S. securities laws through a judicial proceeding known under Colombian Law as “exequatur.” The Colombian Supreme Court will enforce a foreign judgment, without reconsideration of the merits only if the judgment satisfies the requirements set forth in Articles 605 through 607 of Law 1564 of 2012 (Código General del Proceso) which entered into force on January 1, 2016, pursuant to Acuerdo No. SAA1510392, of October 1, 2015, issued by the Colombian Superior Council of the Judiciary (Consejo Superior de la Judicatura), as follows:

●	A treaty or convention exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty or convention, there is reciprocity in the recognition of foreign judgments of the same nature between the courts of the relevant jurisdiction and the courts of Colombia;
●	The foreign judgment does not relate to “in rem rights” vested in assets located in Colombia at the time the lawsuit was filed;
●	The foreign judgment does not contravene or conflict with Colombian laws relating to public order other than those governing judicial procedures;
●	The foreign judgment, in accordance with the laws of the country where it was rendered, is final and is not subject to appeal;
●	A duly legalized copy of the judgment (together with an official translation into Spanish if the judgment is issued in a foreign language) has been presented to the Supreme Court of Colombia;

●	The foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;
●	No proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;
●	In the proceeding commenced before the foreign court that issued the judgment, the defendant was served in accordance with the laws of such jurisdiction and in a manner reasonably designated to give the defendant an opportunity to defend against the action; and
●	The legal requirements pertaining to the exequatur proceedings have been observed.

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

Since 2004, Ecopetrol S.A. has voluntarily adopted transparency, governance and control practices to facilitate corporate governance in order to generate confidence among stakeholders and ensure the sustainability of its business. The corporate governance practices at Ecopetrol S.A. aim to:

●	Promote all stakeholders transparency, objectivity and competitiveness.
●	Add value to the company and attract investors.
●	Protect shareholders, investors and stakeholders’ rights.
●	Encourage financial markets confidence; and
●	Accomplish the highest corporate governance standards.

Evolution of the Ecopetrol Group’s Management Model

The Ecopetrol Group’s management model, which was based on the segment management of the oil and gas business, evolved to reflect the Group’s updated composition and strategy as a diversified energy Group.

In line with the 2040 Strategy, since 2022, the organization and management of the Ecopetrol Group’s operations has evolved into three business lines:(i) Hydrocarbons, (ii) Low Emission Solutions and (iii) Transmission and Roads. For each business line, the objective and focus of Ecopetrol as head of the group were identified and the leaders responsible for its development and promotion within the group were defined. The Hydrocarbons business line, led by Ecopetrol’s Chief Operating Officer, focuses on maintaining its efficiency, competitiveness and the decarbonization of its operations, leading the management of its own business segments. The Low Emissions Solutions business, led by Ecopetrol’s Vice President of Low Emissions Solutions, concentrates on incubating and developing energy solutions businesses associated with gas, biogas, LPG, energy, hydrogen, renewables and CCUS. Finally, the Transmission and Roads business line is established at the Ecopetrol Group level, is led by ISA’s president, with a focus on maximizing value and capturing synergies with respect to mature energy transmission, road infrastructure and telecommunications businesses. See section Business Overview—Our Corporate Structure.

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

Ecopetrol as Corporate Governance Benchmark

Ecopetrol’s commitment to its various stakeholders and the implementation of the best corporate governance standards has been recognized by certain independent third parties. Examples of the above are the following:

i.	Progress in diversity Boards of Directors of Controlled Group companies. In line with the commitment acquired in 2021 with Ecopetrol joining the 30% Club, Ecopetrol continues to promote actions to increase the participation of women on boards of directors as one of the main corporate governance objectives in harmony with the diversity program and inclusion of the Company. During 2023, Ecopetrol showed progress in the participation of women on the Group's boards of directors, which grew from 18% at the end of 2020 to 23% in December 2023.
ii.	Ecopetrol as a reference in corporate governance and good practices:
a.	Ecopetrol participated in the Corporate Sustainability Assessment (CSA), of which the Company Benchmarking Report (CBR) is based on and is a part of the Dow Jones Sustainability Index (DJSI), which analyzes the organization’s performance in Environmental, Social and Governance (ESG) matters, as well as the sustainability of companies, their short-term exposure to the risks and opportunities associated with these dimensions and their ability to anticipate and adapt, among other things.
b.	In 2023, Ecopetrol obtained a total score of 72 out of 100, ranking as one of the three companies in the oil and gas sector with best practices in sustainability according to the DJSI. Regarding the economic and governance dimension (G), Ecopetrol had a score of 66/100, which placed it in the 98% percentile of the companies with the best performance in this aspect in the oil and gas sector – where the market average is 46/100.

At the end of the year, Ecopetrol participated in the OECD (Organization for Economic Cooperation and Development) Latin America round table on Corporate Governance where the revised G20/OECD Corporate Governance Principles and where the 2023 edition of the Corporate Governance Factbook were launched.

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

By virtue of the foregoing, the scope of the role that Ecopetrol plays as head of the group is defined according to the following criteria: (i) percentage of Ecopetrol’s participation in the different companies of the group; (ii) existence or not of a control situation (direct or indirect) by Ecopetrol; and (iii) relevance of companies in the group’s strategy. Therefore, in companies in which Ecopetrol has 100% direct or indirect participation, there is a high level of influence as a parent company; while in companies in which shareholding is shared with other companies, guidelines of the parent company are adopted considering the corporate governance of the respective companies.

Within the mechanisms and instruments of articulation that the group has, several elements of corporate governance stand out, which support Ecopetrol’s role as head of the group, such as the guidelines and positions of business lines and segments, which are adopted through different corporate governance bodies, such as the boards of directors (or equivalent body) of the companies of the Ecopetrol Group. In accordance with the nominees to which Ecopetrol is entitled according to the level of shareholding.

The President of Ecopetrol has the duty to appoint the employees of Ecopetrol or Ecopetrol’s subsidiaries to the board of directors (or equivalent body) of the companies of the Group in which Ecopetrol has a participation as a shareholder. The general principles and criteria to consider in the appointment process are, among others: (i) Good name; (ii) Professional suitability; (iii) Integrity; (iv) experience in leadership and administration; and (v) commitment and professionalism. Consequently, the evaluation of the boards of directors is a corporate governance practice adopted by the Ecopetrol Group and constitutes a tool through which the boards of directors annually evaluate their management to identify the strengths in their operation, contribute to the fulfillment of the goals set in the group’s strategy and opportunities for improvement.

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

Statement of the Nation as Majority Shareholder

Ecopetrol’s majority shareholder (the Nation, represented by the Ministry of Finance and Public Credit), is unilaterally committed to protect the interests of the minority shareholders in the following topics:

●	Composition of Board of Directors: including in its list of candidates a Representative for the hydrocarbon producing departments where Ecopetrol operates and a Representative for the minority shareholders, who will be chosen by the 10 shareholders with the largest stock participations. Ecopetrol has adopted the practice of having a majority of independent members (5 out of 9). From 2019 to October 2022 the Board had one (1) non-independent Director. The current Board of Directors is composed of six (6) independent members and three (3) non-independent members.
●	Dividend policy: guaranteeing the right of each shareholder to receive his pro rata dividends in accordance with Colombian law.
●	Issues not included in the agenda of extraordinary meetings of the General Shareholders Assembly: permitting a vote on those initiatives submitted by one or more shareholders representing at least 2% of the subscribed shares of the company.
●	Asset disposal: ensuring that any asset disposal of an amount equal or higher than 15% of the stock exchange capitalization of Ecopetrol S.A. is discussed and decided by the General Shareholders’ Assembly and that the Nation will only vote affirmatively if the vote of minority shareholders is equal to or exceeds 2% of the shares subscribed by shareholders other than the Nation.
7.1	Bylaws

The Bylaws of Ecopetrol S.A. are contained in Public Deed No. 5314 of December 14, 2007, issued by the Second Notary of Bogotá; amended by Public Deed No. 560 of May 23, 2011, issued by the Notary Forty-Six of Bogotá, Deed No. 666 of May 7, 2013, issued by the Notary Sixty-Five of Bogotá, Deed No. 1049 of May 19, 2015, issued by the Notary Second of Bogotá, Deed No. 0685 of May 2, 2018, issued by the Notary Twenty of Bogotá and Deed No. 888 of May 28, 2019 issued by the Notary Twenty Third of Bogotá, Deed No. 6527 issued by the Notary Twenty Nine of Bogotá of June 08, 2020, Deed No. 10976 of May 6, 2021 issued by the Notary Twenty Nine of Bogotá, Deed No. 9184 of May 11, 2022 issued by the Notary Twenty Nine of Bogotá, and Deed No. 137 of February 20, 2024, issued by the Notary Six of Bogotá. An English translation of the amended bylaws is included as Exhibit 1.1 to this annual report.

On January 10, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws that requires that at least 30% of the members of the Board of Directors must be women. The current Board of Directors, whose members were appointed on March 30, 2023, is comprised of three women. The amendment aims to promote gender plurality and it anticipates the requirement set forth in Colombia’s National Development Plan (PND for its acronym in Spanish) according to which 30% of the board members of the boards of directors of securities issuers must be women as of 2026.

On March 22, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws, aligned with the terms of Law 1118 of 2006, consisting of the amendment of the Company’s corporate purpose in order to include the following activities: research, development and the commercialization of conventional and alternative energy sources; the production, blending, storage, transportation and commercialization of oxygenating components and biofuels, port operations and the performance of any related, complementary or useful activities for the execution of the aforementioned activities. Moreover, the General Shareholders Assembly also approved amendments to Ecopetrol’s bylaws related to: (a) shareholders rights (b) succession policy of the Board of Directors; (c) remote attendance to the Ordinary Meetings of the General Shareholder´s Assembly; (d) remote meetings for the Board of Directors; and (e) duties of the President of the Board of Directors. These amendments are currently undergoing the process required by Colombian law to be formalized and become effective, including the review of the Financial Superintendence of Colombia, pursuant to Article 6.4.1.1.42 of Decree 2555 of 2010, among other formalities.

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

Decisions made at ordinary and extraordinary shareholders’ meeting must be approved by a plural number of shareholders representing the majority of the shares present. Colombian law requires higher majorities in the following cases:

●	The vote of at least 70% of the shares present and entitled to vote at the ordinary shareholders’ meeting is required to approve the issuance of stock not subject to preemptive rights.
●	The vote of at least 78% of the shares represented entitled to vote is required to approve the distribution of the annual net profits. In the absence of this special majority, at least 50% of the net profits must be distributed. If the sum of all legal reserves (statutory, legal and optional) exceeds the amount of the outstanding capital, the Company must distribute at least 70% of the annual net profits.
●	The vote of at least 80% of the shares represented is required to approve the payment of dividends in shares; and
●	The vote of 100% of the outstanding and issued shares is required to replace a vacancy on the Board of Directors without applying the electoral quotient system.

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

Our 2023 annual shareholders’ meeting was held in-person at the Corferias (Centro Internacional de Negocios y Exposiciones) . Additionally, we continue the practice of the digital voting process and, to guarantee the rights of the shareholders, we allowed in-person appointments for shareholders to exercise their right to inspect our books and documents. For the 2023 meeting, there were 3,922 on-site participants and 10,015 viewers through social media platforms.

During the meeting the following matters were approved among others:

●	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP 487 and an extraordinary dividend per share of COP 106, for a total dividend of COP 593 per share. The dividend payment to minority shareholders will be made in three equal installments, as follows: April 27, September 28 and December 21, 2023. In the case of dividends to be paid to the majority shareholder, the plan is to offset the dividends to be paid to the majority shareholder against the balance of the account receivable from the majority shareholder, in relation to the Fuel Price Stabilization Fund (FEPC) for the second, third and a portion of the fourth quarter of 2022, no later than December 31, 2023.
●	The establishment of a special reserve of COP 7,665,757,580,902 to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
●	The Election of the External Auditor for the remainder of the 2021 -2025 period and assignment of his remuneration.
●	The Election of Board Members for the remainder of the 2021 -2025 period.

On January 10, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws that requires that at least 30% of the members of the Board of Directors must be women. The current Board of Directors, whose members were appointed on March 30, 2023, is comprised of three women. The amendment aims to promote gender plurality and it anticipates the requirement set forth in Colombia’s National Development Plan (PND for its acronym in Spanish) according to which 30% of the board members of the boards of directors of securities issuers must be women as of 2026.

Our 2024 Shareholders’ General Assembly was held on March 22, 2024 and the following matters were discussed, among others:

●	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP 278 and an extraordinary dividend per share of COP 34, for a total dividend of COP 312 per share, as follows: payment of dividends to minority shareholders to be made in two equal installments on April 3, 2024 and June 26, 2024; and the payment to the majority shareholder will be made before December 31, 2024, taking into account the payment schedule of the balance of the debt of the Fuel Price Stabilization Fund (FEPC) accrued during 2023, which is owed by the majority shareholder to Ecopetrol.
●	The establishment of a special reserve of COP 11,993,230,652,653 in order to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
●	Election of members of the Board of Directors for the period of 2024 to 2025.
●	Amendment of our bylaws.

Preference Rights and Restrictions Attaching to Our Shares

There are only ordinary shares, and these carry no special rights or restrictions (ordinary shares). Our current shareholders do not have any type of preemptive rights. However, in the case of a future equity offering, we will review whether or not existing shareholders would be entitled to preemptive or similar rights and, if that were the case, the corporate approvals and offering documents for any such equity offering would regulate the subject matter accordingly. In connection with any future public offering of ordinary shares within the five-year Program for the Issuance and Placement of Common Stock authorized by the Superintendence of Finance of Colombia on October 13, 2021, we have determined that preemptive rights will be available to our registered holders of common shares to purchase additional common shares in Colombia, in accordance with applicable regulations.

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

Ownership Threshold Requiring Public Disclosure

The Corporate Governance Code, Title III, Chapter 1, Section 5, states: Identification of Major Shareholders. The shareholding composition of the Company, indicating at least the twenty (20) people with the greatest number of shares, is disclosed on Ecopetrol’s website at www.ecopetrol.com.co. Colombian securities regulations set forth the obligation to disclose any material event or “hecho relevante”. Any transfer of shares equal or greater than 5% of our capital stock, or any legal entity or individual acquiring a percentage of shares that would make him the beneficial owner of 5% or more of our capital stock, is a material event, and therefore, must be disclosed to the SFC. The regulation includes other criteria in order to identify when to report a material event other than the situations described in the previous sentence.

External Auditor

Pursuant to our bylaws, the external auditor will be appointed for periods of four (4) years and may be reelected consecutively for up to ten (10) years, and it may once again be hired after one (1) period away from the position. The partner assigned to the Company must be replaced after a term of five (5) years holding this position.

7.2	Code of Ethics and Conduct

Our Code of Ethics and Conduct states integrity, responsibility, respect and commitment to life, as ethical principles of the organization. Our Code of Ethics and Conduct also sets forth that we must comply with the provisions contained in the applicable national and international laws in the countries where we have operations, including the U.S. and Colombia, as well as all internal regulations that are adopted by the Company.

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

Our Code of Ethics and Conduct applies to our Board of Directors, our Chief Executive Officer, our Chief Financial Officer, principal accounting officer, persons performing similar functions, to all of the other employees of the company and its affiliates and all individuals or legal entities that have any relationship with it, including beneficiaries, shareholders, contractors, suppliers, agents, partners, customers, allies (included joint ventures) and suppliers, in addition to the personnel and companies that the contractors may engage for the execution of the agreed activities.

All our agreements with suppliers or third parties include a provision relating to compliance with applicable anti-bribery anti-corruption and general compliance regulations. These agreements also require our suppliers and third parties to accept and adopt our Code of Ethics and Conduct as well as our compliance manuals.

Our Code of Ethics and Conduct is available on our website.

7.3	Board of Directors

The current Board of Directors was elected at the Ordinary Shareholders Meeting held on March 22, 2024. On April 5, 2025, the Board of Directors named Guillermo García Realpe as Chairperson and Mónica de Greiff Lindo as Vice Chairperson.  The current Board of Directors is composed as follows:

Non-independent members:

●	Lilia Tatiana Roa Avendaño
●	Gonzalo Hernández Jiménez
●	Edwin Palma Egea

Independent members:

●	Ángela María Robledo Gómez
●	Mónica de Greiff Lindo
●	Luis Alberto Zuleta Jaramillo
●	Guillermo García Realpe
●	Álvaro Torres Macías (nominated by the hydrocarbon producing departments)
●	Juan José Echavarría Soto (nominated by the minority shareholders with largest shareholding)

The information below sets forth the names and business experience of each of the directors elected at the General Shareholders Ordinary Meeting held on March 22, 2024:

Lilia Tatiana Roa Avendaño currently serves as Vice Minister of Environmental Land Management at the Ministry of Environment and Sustainable Development. She is a petroleum engineer from the Universidad Industrial de Santander, and holds a master's degree in Latin American Studies from Universidad Andina Simón Bolívar in Quito, Ecuador. She served as Coordinator of the Energy and Climate Justice Area of Censat Agua Viva – Amigos de la Tierra, Colombia, along with other positions in this organization. She has been a consultant to the Vincent Price Art Museum, Rosa Luxemburg Foundation, Heinrich Boll Foundation, Pax Christi, Ecofondo, Transnational Institute and Colombia’s Mining and Energy Planning Unit – UPME. She is a non-independent member of Ecopetrol’s Board of Directors since March 2024.

Ms. Roa Avendaño has expertise in (i) energy transition; (ii) administration, senior management, and leadership; (iii) government and public policy; (iv) human resources and talent development; (v) health, safety and environment; (vi) sustainability; (vii) climate change; (viii) territorial development; (ix) water and wastewater matters; and (x) business strategy and project management.

Gonzalo Hernández Jiménez currently holds the position of Professor at Universidad Javeriana’s department of economics. He is also a member of the board of directors of Financiera de Desarrollo Nacional. He was a member of the boards of directors of Grupo Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health (ADRES, for its acronym in Spanish). He is an economist from the Pontificia Universidad Javeriana, with a master’s degree and Ph.D. in Economics from the University of Massachusetts, Amherst. He is a non-independent member of Ecopetrol’s board of directors since October 24, 2022.

Mr. Hernández Jiménez has expertise in: (i) administration, senior management and leadership; (ii) financial and securities markets; (iii) human resources and talent development; (iv) legal affairs and corporate governance; (v) business strategy and project management; (vi) the energy industry, and (vii) government affairs and public policy. As a member of Ecopetrol’s board of directors, he is periodically trained in ethics, compliance and risk management matters.

Edwin Palma Egea currently serves as Vice Minister of Labor Relations and Inspection at the Ministry of Labor. He holds a bachelor’s degree in law from Universidad Cooperativa de Colombia in Barrancabermeja, as well as graduate degrees in labor law and social security from the Universidad Libre de Colombia in Socorro. He also holds a graduate degree in constitutional law and a master’s degree in law with a focus on labor law, both from Universidad Externado de Colombia in Bogotá. He also completed the Specialization Course for Latin American Experts in Labor Relations at Universidad de Castilla-La Mancha, Spain. He worked for Ecopetrol for approximately two decades, served as an arbitrator in legal disputes for the Company for more than 10 years, and led the Unión Sindical Obrera (USO) as the National Board Chair from 2018 to 2021. He is a non-independent member of Ecopetrol’s Board of Directors since March 2024.

Mr. Palma Egea has expertise in: (i) administration, senior management, and leadership; (ii) governance and public policy; (iii) human resources and talent development; (iv) legal matters and corporate governance; and (vi) health, safety and environment.

Ángela María Robledo is currently under contract with UN Women as a member of the Advisory Committee for the Development of the National Care System of the Ministry of Equality and is a member of the National Participation Committee on behalf of "Defendamos la Paz" in the conversations between the Colombian Government and the Ejército de Liberación Nacional (ELN). She holds a bachelor’s degree in psychology and a master's degree in political science and international relations from the Pontificia Universidad Javeriana in Bogotá. She was a member of the First and Seventh Commissions of the House of Representatives, Co-President of the Peace Commission, and a member of the Gender Equity Commission of such body. She has served as an Advisor to the Office of the Dean of Universidad Pedagógica Nacional, on Peace and Gender Issues, Academic Dean of the School of Psychology of the Pontificia Universidad Javeriana, member of the Academic Board and the Board of Governors of such University and professor and researcher for its School of Psychology. She has also served as Cabinet Director of the Administrative Department for Social Welfare of Bogotá, and Policy and Project Social Director, Manager, and Coordinator in the fields of health, education, rural development, and the protection of young women’s and children’s rights for the Antonio Restrepo Barco Foundation. She is an independent member of Ecopetrol’s Board of Directors since March 2024.

Ms. Robledo has expertise in: (i) administration, senior management, and leadership; (ii) government affairs and public policy; (iii) human resources and talent development; (iv) health, safety and environment; (v) sustainability; (vi) human development in the territories (territorial development) and (vii) business strategy and project management.

Monica de Greiff Lindo is currently a member of the boards of directors of EPS Sanitas S.A.S., Lagos de Aurea S.A.S, the Aris Mining Corporation, One Young World, Fiducoldex S.A., and Corporación Historia PAR. She holds a bachelor´s degree in law and a graduate degree in administrative law, both from Universidad del Rosario in Bogotá. She served as ambassador to Kenya, permanent representative to the United Nations for Environment and Habitat, CEO of the Bogotá Chamber of Commerce and of the Grupo Energía Bogotá, as well as District Secretary of Economic Development of Bogotá. She is a former presidential advisor for international affairs, Minister of Justice of Colombia, Vice Minister of Justice of Colombia, and Secretary General at the Ministry of Mines and Energy. In addition to her positions in the public sector she also served as Vice President of Legal and Public Affairs at Shell Colombia Inc. and was a member of the board of the International Chamber of Commerce of Paris, Promigas S.A., Corporación de Ferias y Exposiciones S.A., Grupo Keralty S.A.S and Gran Colombia Gold. She is a member of Ecopetrol’s board of directors since October 24, 2022. She was a non-independent member until October 2, 2023, and as of such date she is an independent member.

Ms. de Greiff Lindo has expertise in: (i) the energy industry; (ii) administration, senior management, and leadership; (iii) government affairs and public policy; (iv) business risk management; (v) human resources and talent development; (vi) legal affairs and corporate governance; (vii) health, safety and environment; (viii) sustainability; (ix) climate change; and (x) business strategy and project management. As a member of Ecopetrol’s board of directors, she is periodically trained in ethics, compliance and risk management matters.

Luis Alberto Zuleta is an economist from Universidad de Antioquia with a master of sciences in economic development from the University of Strathclyde in the United Kingdom. He is currently an economic and financial consultant to the audit committee of Bancolombia, Banco Agromercantil of Guatemala and Banistmo of Panama, as well as an Associate Researcher for Fedesarrollo, a university professor and a columnist. He has been a member of the boards of directors of Medellín’s Metro; Carbocol; Banco Caja Social, Corporación de Ahorro y Vivienda Colmena, Compañía de Financiamiento Comercial Sufinanciamiento, Bancolombia, Suramericana, Bolsa Mercantil de Colombia, and member of the governing board of Fundación Social. Mr. Zuleta currently serves in the following committees: financial and audit committee of the manufacturing company Grupo Crystal S.A.S., financial committee of ICETEX and the risk committee of Protección S.A. Additionally, he is a member of the board of directors of the nonprofit Fundación Pro Niñez Gabriel Herrera Rogelis. He has been an independent member of Ecopetrol’s board of directors since March 31, 2023, and is the current Chairperson of the Board’s Audit and Risk Committee.

Mr. Zuleta has expertise in: (i) energy industry and energy transition; (ii) administration, senior management and leadership; (iii) government affairs and public policy; (iv) financial and securities markets; (v) business risk management; (vi) human resources and talent development; (vii) legal affairs and corporate governance; (viii) technology and innovation; (ix) health, safety and environment; (x) sustainability; (xi) cybersecurity; and (xii) business strategy and project management. As a member of Ecopetrol’s board of directors, he is periodically trained in ethics, compliance and risk management matters.

Guillermo García Realpe currently serves as an advisor and consultant, specializing in matters related to environmental conservation and regional development. He holds a bachelor’s degree in law and a graduate degree in socioeconomic sciences from Pontificia Universidad Javeriana. He has served as secretary general of the Ministry of the Interior, senator of the Republic of Colombia, vice president of the Senate, and member of the Third Commission of the Senate. He has also served as president and member of the Fifth Commission of the Senate, advisor in the National Planning Department in regional development, director of planning of Nariño, head of planning of the University of Nariño, and secretary of departmental planning. He is an independent member of Ecopetrol’s board of directors since March 2024.

Mr. García Realpe has expertise in: (i) energy transition; (ii) senior management and leadership; (iii) governance and public policy matters; (iv) financial and stock exchange matters; (v) human resources and talent development; (vi) legal and corporate governance matters; (vii) technology and innovation; (viii) health, safety, and environment; (ix) sustainability; and (x) business strategy and project management.

Álvaro Torres Macías serves as chief executive officer (CEO) of Electryon Power Inc. in Canada. He is an electrical engineer from the Universidad Industrial de Santander in Colombia. He holds a graduate degree in electrical transmission networks from the L'Institut National Polytechnique de Lorraine in Nancy, France, a master’s degree (M.Eng. and M.Sc.) in electric power engineering and computer and systems engineering from Rensselaer Polytechnic Institute in Troy, USA, and a Ph.D. in electric power engineering from the same institution. He served as a member of the boards of directors of Empresa de Energía de Boyacá - EBSA, Transportadora de Gas Internacional - TGI, Transportadora de Energía de Centroamérica S.A.  in Guatemala, Cálidda Energía S.A.C. in Perú, Contugas S.A.C. in Perú, Empresa de Energía de Cundinamarca - EEC, companies of the Grupo de Energía de Bogotá - GEB, ITANSUCA, OPAIN, the technology business incubator Innovar of COLCIENCIAS, SOFTEC, and was an alternate board member of PROMIGAS. He has also served as country manager of Northland Power Inc. and Electryon Power Inc., both Canadian companies, manager of Delphi Capital Partners, president of CONALVIAS, vice president of corporate planning and shareholders portfolio of Empresa de Energía de Bogotá (currently Grupo de Energía de Bogotá - GEB), general manager of SNC Lavalin Inc., as well as senior partner, technical manager and general manager of Consultoria Colombiana S.A. – CONCOL. Similarly, Mr. Torres, having extensive training in computer science and technology, worked in the field as an expert in cybersecurity and cyber defense in the industry. Between 1980 and 2012, he was a professor at Universidad de Los Andes in the Faculty of Electrical and Electronic Engineering. He is an independent member of Ecopetrol’s board of directors since March 2024.

Dr. Torres Macías has expertise in (i) the energy business; (ii) energy transition; (iii) administration, senior management, and leadership; (iv) financial and securities markets; (v) business risk management; (vi) human resources and talent development; (vii) legal matters and corporate governance; (viii) technology and innovation; (ix) health, safety, and environment - HSE; (x) sustainability; (xi) cybersecurity; (xii) climate change; and (xiii) business strategy and project management.

Juan José Echavarría Soto is a management engineer from the School of Mines, Universidad Nacional de Colombia, he completed a non-degree program in economics at Harvard University and holds a master’s degree in economics from Boston University and a PhD in Economics from Oxford University. He served as a member of the board of directors of Ecopetrol for four months in 2016. He is currently an associate researcher at Fedesarrollo and a dedicated university professor, and serves as a member of the board of directors of Titularice S.A. Sociedad Titularizadora de Activos no Hipotecarios. Previously, he served as general manager and member of the board of directors of the Colombian Central Bank (Banco de la República), as a Consultant of the Development Bank of Latin America (CAF), the Inter-American Development Bank (IDB), the Ministry of Commerce and Finagro, Director of the Mission for the Restructuring of Coffee in Colombia, Executive Director of Fedesarrollo, Plenipotentiary Minister of the Colombian Mission to the Organization of American States (OAS), advisor in the area of international trade at the OAS, Vice Minister of Foreign Trade of Colombia and principal negotiator of the Colombia- Chile Colombian– Central America, Colombia – Caricom, and Colombia ‐ G3 trade agreements, and dean of the Faculty of Economics at Universidad Nacional de Bogotá.

Mr. Echavarría has served on the Boards of Directors of Isagen S.A., Banco de la República, Bolsa y Banca, and Fiduciaria Bogotá. He is currently a member of the board of directors of the nonprofit Alejandro Ángel Escobar Foundation. He is an independent member of Ecopetrol’s board of directors, nominated by the minority shareholders with the second largest shareholding (after the Nation), since March 2023, and he is the Chairperson of the Board’s Corporate Governance and Sustainability Committee since November 2023.

Mr. Echavarría has expertise in: (i) the energy industry; (ii) the energy transition; (iii) administration, senior management, and leadership; (iv) government affairs and public policy; (v) financial and securities market; (vi) human resources and talent development; and (vii) legal affairs and corporate governance. As a member of Ecopetrol’s Board of Directors, he is periodically trained in ethics, compliance and risk management matters.

Board of Directors from March 2023 to March 2024

The former Board of Directors were elected at the Ordinary Shareholders Meeting held on March 30, 2023. Such Board named Saúl Kattan Cohen as Chairperson and Mauricio Cabrera Galvis as Vice Chairperson.  Until March 22, 2024, the Board was composed as follows:

Non-independent members:

●	Gonzalo Hernández Jiménez
●	Esteban Piedrahíta Uribe

Independent members:

●	Saúl Kattan Cohen
●	Mónica de Greiff Lindo
●	Claudia González Sánchez
●	Gabriel Mauricio Cabrera Galvis
●	Luis Alberto Zuleta Jaramillo
●	Sandra Ospina Arango (nominated by the hydrocarbon producing departments)
●	Juan José Echavarría Soto (nominated by the minority shareholders with largest shareholding)

The information below sets forth the names and business experience of each of the Directors elected at the General Shareholders Ordinary Meeting held on March 30, 2023:

Gonzalo Hernández Jiménez currently holds the position of Professor at Universidad Javeriana’s department of economics. He is also a member of the Board of Directors of Financiera de Desarrollo Nacional. He was a member of the Boards of Directors of Grupo Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health (ADRES, for its acronym in Spanish). He is an Economist from the Pontificia Universidad Javeriana, with a master’s degree and Ph.D. in Economics from the University of Massachusetts, Amherst. He is a non-independent member of Ecopetrol’s Board of Directors since October 24, 2022.

Mr. Hernández Jiménez has expertise in: (i) administration, senior management and leadership; (ii) financial and securities markets; (iii) human resources and talent development; (iv) legal affairs and corporate governance; (v) business strategy and project management; (vi) the energy industry, and (vii) government affairs and public policy. As a member of Ecopetrol’s Board of Directors, he is periodically trained in ethics, compliance and risk management matters.

Monica de Greiff Lindo is currently a member of the Boards of Directors of EPS Sanitas S.A.S., Lagos de Aurea S.A.S, the Aris Mining Corporation, One Young World, Fiducoldex S.A. and Corporación Historia PAR. She holds a bachelor´s degree in law and a graduate degree in Administrative Law, both from Universidad del Rosario in Bogotá. She served as Ambassador to Kenya, permanent representative to the United Nations for Environment and Habitat, CEO of the Bogotá Chamber of Commerce and of the Grupo Energía Bogotá, as well as District Secretary of Economic Development of Bogotá. She is a former Presidential Advisor for international affairs, Minister of Justice of Colombia, Vice Minister of Justice of Colombia, and Secretary General at the Ministry of Mines and Energy. In addition to her positions in the public sector she also served as Vice President of Legal and Public Affairs at Shell Colombia Inc. and was a member of the board of the International Chamber of Commerce of Paris, Promigas S.A., Corporación de Ferias y Exposiciones S.A., Grupo Keralty S.A.S and Gran Colombia Gold. She is a member of Ecopetrol’s Board of Directors since October 24, 2022. She was a non-independent member until October 2, 2023, and as of such date she is an independent member.

Ms. de Greiff Lindo has expertise in: (i) the energy industry; (ii) administration, senior management, and leadership; (iii) government affairs and public policy; (iv) business risk management; (v) human resources and talent development; (vi) legal affairs and corporate governance; (vii) health, safety and environment; (viii) sustainability; (ix) climate change; and (x) business strategy and project management. As a member of Ecopetrol’s Board of Directors, she is periodically trained in ethics, compliance and risk management matters.

Gabriel Mauricio Cabrera Galvis works on investment banking and financial consulting activities as the Director of the firm Cabrera & Bedoya, Banqueros de Inversión. He is a current member of the Boards of Directors of the Asociación para la Promoción de las Artes (PROARTES), Lloreda S.A., and Financiera de Desarrollo Nacional. He has also served as President of the Banco de Occidente and Fundación FES, Dean of the Faculty of Economics of Universidad Externado, General Director of Public Credit at the Ministry of Finance and Public Credit, Head of the Global Planning Unit of the National Planning Department, and Technical Vice President, Director of the Economics Department and researcher at Asociación Bancaria de Colombia. He is also a former director of Clínica DIME S.A., Fabricato S.A., Grupo Energía Bogotá, Empresa de Teléfonos de Bogotá, Propal, Banco de Bogotá, ISA, Carbocol, Astorga S.A., Giros y Finanzas C.F.C., Incorbank S.A. and Ecopetrol S.A. (from 2017 to 2019). He holds a B.A. degree in Philosophy from the Pontificia Universidad Javeriana and a master’s degree in economics from Universidad de los Andes, and is a Ph.D. candidate at the London School of Economics. He has authored various books on economic policies and articles on monetary exchange policy and fiscal policy. He was an independent member of Ecopetrol’s Board of Directors from October 24, 2022 to March 22, 2024, and during such period served as the Vice-Chairperson of the Board and Chairperson of its Remuneration, Nomination and Culture Committee.

Mr. Cabrera Galvis has expertise in: (i) the energy industry; (ii) administration, senior management, and leadership; (iii) government affairs and public policy; (iv) financial and securities markets; (v) human resources and talent development; (vi) legal and corporate governance; and (vii) business strategy and project management. As a member of Ecopetrol’s Board of Directors, he was periodically trained in ethics, compliance and risk management matters.

Saúl Kattan Cohen is the current President of the firm SK Consulting Partners Corp. and the liquidator of the companies of Grupo Transtel. He is currently an alternate member of the Board of Directors of Tikva S.A. He has served as President of Empresa de Telecomunicaciones de Bogotá, NFCGC Investments and Blockbuster Video Colombia and was a Financial and Economic Researcher at Colombia’s central bank (Banco de la República). He has been a member of several Boards of Directors, including Colombia Móvil (TIGO), Empresa de Energía de Bogotá, Contact Center Americas, Colvatel, Skynet, Kokoriko and Pepe Ganga. He holds a bachelor’s degree in economics from Universidad de los Andes in Bogotá, and he attended the Executive Management Program at Instituto de Alta Dirección Empresarial (INALDE) in Bogotá and the Advanced Management Program at the Wharton Business School at the University of Pennsylvania. He was an independent member of Ecopetrol’s Board of Directors from October 24, 2022 to March 22, 2024, and during such period served as the Chairperson of the Board and Chairperson of its Business Committee and its Technology and Innovation Committee.

Mr. Kattan Cohen has expertise in: (i) administration, senior management and leadership; (ii) government affairs and public policy; (iii) financial and securities markets; (iv) business risk management; (v) human resources and talent development; (vi) legal affairs and corporate governance; (vii) technology and innovation; (viii) cybersecurity; and (ix) business strategy and project management. As a member of Ecopetrol’s Board of Directors, he was periodically trained in ethics, compliance and risk management matters.

Esteban Piedrahíta Uribe previously held the positions of Chairperson of the Chamber of Commerce of Cali, General Director at Departamento Nacional de Planeación, Advisor to the President and then Senior Specialist at the Inter-American Development Bank, Economic Editor of Semana magazine, General Manager of Endriven Colombia/Gas Meridional S.A.S. E.S.P., member of the Advisory Council of Fundación Panthera, member of the board of directors of Cementos Argos S.A., among others. He holds a degree in Economics from Harvard University and a Master’s degree in Philosophy and History of Science from the London School of Economics and Political Science. He is currently the Dean of Icesi University and member of the Boards of Directors of Grupo Argos S.A, Compañía de Seguros Bolívar S.A. and Seguros Comerciales Bolívar S.A. He is also a member of the Board of Trustees of Fundación Sidoc and Centro Internacional de Entrenamiento e Investigaciones Médicas (CIDEIM). He was a member of the Board of Directors of Ecopetrol S.A. from April 2019 to March 22, 2024. He was an independent member and Chairperson of the Board’s Corporate Governance and Sustainability Committee until November 2023, and as of such date, he is a non-independent member of the Board.

Mr. Piedrahíta Uribe has experience in: (i) the energy industry; (ii) energy transition; (iii) administration, senior management and leadership; (iv) government affairs and public policy; (v) business strategy and project management; and (vi) legal affairs and corporate governance. In addition to the aforementioned positions, Mr. Piedrahíta Uribe has experience in: (i) finance and securities markets, having worked as Investment Banker with Salomon Brothers in New York and Estrategias Corporativas in Bogotá; and (ii) climate change and sustainability, having served as independent member of the Investment Committee of the MGM Sustainable Energy Fund (MSEF) I and II. As for technology and innovation, Mr. Piedrahíta Uribe founded two internet companies: Laciudad.com and Zoom Media Group and participated in the Massachusetts Institute of Technology’s program “Massachusetts Institute of Digital Business Strategy: Harnessing Our Digital Future”. As a member of Ecopetrol’s Board of Directors, Mr. Piedrahíta Uribe was periodically trained in ethics, compliance, and risk management matters.

Sandra Ospina Arango has 31 years of experience in the energy industry. She has co-led projects and initiatives for the development and upgrading of national electricity systems; participated in formulating regulations and standards for the future development of smart grids and renewable energies, and in shared-value initiatives between the State, academia and industry, supporting innovation and regional entrepreneurship. She is an Electrical Engineer, licensed in Physical Mathematics from Universidad del Valle. She holds a graduate studies degree in Energy Transmission and Distribution and a master’s degree in Energy Generation from the aforementioned university. She is a current Professor of the master’s in engineering at Universidad del Valle and participates on projects on I+D+I (Research, Development and Innovation, for its acronym in Spanish) at Universidad del Valle. She is a Ph.D. candidate in Electrical and Electronic Engineering at the same University and leads the Smart Grid Group of the Regional Energy Integration Commission (CIER, for its acronym in Spanish) – Latin America. Throughout the past years she has served in management positions at Celsia Colombia S.A. E.S.P. and has been a member of various steering committees in the energy sector for various entities. She was an independent member of Ecopetrol’s Board of Directors from October 24, 2022 to March 22, 2024, and during such period served as the Chairperson of the Board’s HSE (Health, Safety & Environment) Committee.

Ms. Ospina Arango has expertise in: (i) energy industry and energy transition; (ii) administration, senior management and leadership; (iii) government affairs and public policy; (iv) financial and securities markets; (v) business risk management; (vi) human resources and talent development; (vii) legal affairs and corporate governance; (viii) technology and innovation; (ix) health, safety and environment; (x) sustainability; (xi) cybersecurity; and (xii) business strategy and project management. As a member of Ecopetrol’s Board of Directors, she was periodically trained in ethics, compliance and risk management matters.

Claudia González Sánchez is a lawyer from Universidad del Rosario with a specialization in financial legislation from the Universidad de los Andes. She served as a member of the Board of Directors of Ecopetrol from March 2018 to March 2019. She is currently the Executive President of the Asociación Colombiana de Corredores de Seguros or “ACOAS,” an association that represents insurance brokers. She served as Legal Secretary of the Presidency of the Republic, Secretary General of the Ministry of Finance and Public Credit, Secretary General of the Ministry of Mines and Energy, Secretary General of the Administrative Department of Security (DAS), National Administrative and Financial Director of the Attorney General's Office and Deputy Director of Programming for the Central Sector of the National Planning Department (DNP).

Ms. Gonzalez has been a member of the board of directors of various companies including Gecelca, Fiduprevisora S.A., Central de Inversiones S.A. (CISA), Sociedad de Activos Especiales S.A.S. (SAE), Coljuegos, Unidad de Gestión Pensional y Parafiscales (UGPP), Urrá S.A. ESP and Ecopetrol S.A. Given her professional background, she has experience in: (i) the energy industry; (ii) the energy transition; (iii) administration, senior management, and leadership; (iv) government affairs and public policy; (v) business risk management; (vi) human resources and talent development; and (vii) legal affairs and corporate governance. As a member of Ecopetrol’s Board of Directors, she was periodically trained in ethics, compliance and risk management matters.

Luis Alberto Zuleta is an economist from Universidad de Antioquia with a Master of Sciences in Economic Development from the University of Strathclyde in the United Kingdom. He is currently an economic and financial consultant to the audit committee of Bancolombia, Banco Agromercantil of Guatemala and Banistmo of Panama, as well as an Associate Researcher for Fedesarrollo, a university professor and a columnist. He has been a member of the boards of directors of Medellín’s Metro; Carbocol; Banco Caja Social, Corporación de Ahorro y Vivienda Colmena, Compañía de Financiamiento Comercial Sufinanciamiento, Bancolombia, Suramericana, Bolsa Mercantil de Colombia, and member of the governing board of Fundación Social. Mr. Zuleta currently serves in the following committees: financial and audit committee of the manufacturing company Grupo Crystal S.A.S., financial committee of ICETEX and the risk committee of Protección S.A. Additionally, he is a member of the board of directors of the not-for-profit Fundación Pro Niñez Gabriel Herrera Rogelis. He has been an independent member of Ecopetrol’s Board of Directors since March 31, 2023, and is the current Chairperson of the Board’s Audit and Risk Committee.

Mr. Zuleta has expertise in: (i) energy industry and energy transition; (ii) administration, senior management and leadership; (iii) government affairs and public policy; (iv) financial and securities markets; (v) business risk management; (vi) human resources and talent development; (vii) legal affairs and corporate governance; (viii) technology and innovation; (ix) health, safety and environment; (x) sustainability; (xi) cybersecurity; and (xii) business strategy and project management. As a member of Ecopetrol’s Board of Directors, he is periodically trained in ethics, compliance and risk management matters.

Juan José Echavarría Soto is a management engineer from the School of Mines, Universidad Nacional de Colombia, he completed a non-degree program in Economics at Harvard University and holds a master’s degree in economics from Boston University and a PhD in Economics from Oxford University. He served as a member of the Board of Directors of Ecopetrol for four months in 2016. He is currently an Associate Researcher at Fedesarrollo and a dedicated university professor, aad serves as a member of the Board of Directors of Titularice S.A. Sociedad Titularizadora de Activos no Hipotecarios. Previously, he served as general manager and member of the board of directors of the Colombian Central Bank (Banco de la República), as a Consultant of the Development Bank of Latin America (CAF), the Inter-American Development Bank (IDB), the Ministry of Commerce and Finagro, Director of the Mission for the Restructuring of Coffee in Colombia, Executive Director of Fedesarrollo, Plenipotentiary Minister of the Colombian Mission to the Organization of American States (OAS), advisor in the area of International Trade at the OAS, Vice Minister of Foreign Trade of Colombia and principal negotiator of the Colombia- Chile Colombian– Central America, Colombia – Caricom, and Colombia ‐ G3 trade agreements, and dean of the Faculty of Economics at Universidad Nacional de Bogotá.

Mr. Echavarría has served on the Boards of Directors of Isagen S.A., Banco de la República, Bolsa y Banca, and Fiduciaria Bogotá. He is currently a member of the board of directors of the not-for-profit Alejandro Ángel Escobar Foundation. He is an independent member of Ecopetrol’s Board of Directors, nominated the minority shareholders with the second largest shareholding (after the Nation), since March 2023, and he is the Chairperson of the Board’s Corporate Governance and Sustainability Committee since November 2023.

Mr. Echavarría has expertise in: (i) the energy industry; (ii) the energy transition; (iii) administration, senior management, and leadership; (iv) government affairs and public policy; (v) financial and securities market; (vi) human resources and talent development; and (vii) legal affairs and corporate governance. As a member of Ecopetrol’s Board of Directors, he is periodically trained in ethics, compliance and risk management matters.

7.3.1	Board Practices

Our Board of Directors is composed of nine members and is responsible for, among other roles, establishing our general business policies. The majority of the Board of Directors must be independent, their independence is determined pursuant to the criteria set out in paragraph two, Article 44, Law 964, 2005, and they must be elected in accordance with the procedure determined in Decree 3923, 2006, or any other provisions that regulate, amend, replace or add such regulations. In addition, pursuant to our bylaws and in accordance with the procedures described therein, the slate of candidates must include, for the last two seats in the Board of Directors, the name of one individual jointly proposed by departments that produce hydrocarbons and one individual jointly proposed by the ten minority shareholders with the highest equity participation. According to Colombian law, the members of the Board of Directors must be elected by the General Shareholders Assembly in accordance with a proportional representation system similar to cumulative voting (through an electoral quota voting system). The number of votes required to fill each position is calculated by dividing the number of possible votes by the number of open board positions. The members of the Board of Directors may be elected without an electoral quota voting system when there is unanimity. Pursuant to our bylaws, (i) positions on our Board of Directors are appointed in a personal capacity, (ii) at least three members appointed for a specific period must be current members from the preceding period, without including candidates for seats eight and nine, (iii) with retroactive effect to 2021, Directors will be elected for a four-year institutional term, and (iv) members of the Board may be re-elected more than once for the same four-year term without exceeding a total of three terms. Our current Directors were elected at the General Shareholders Assembly held on March 22, 2024.

Our CEO is appointed by the Board of Directors and, as the Company’s general legal representative, will have at least two personal alternates. The CEO is elected and freely removed by the Board of Directors. In accordance with our bylaws, the Board of Directors must evaluate the performance of the CEO. Such results are published in Ecopetrol’s website or in an alternative media vehicle.

The remuneration of our Directors is set exclusively by the shareholders at the General Shareholders Assembly. Directors are remunerated for attending board meetings and committee meetings. A Board meeting requires a quorum of at least five members and decisions are approved with a majority of the Directors present.

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

Succession policy of the Board of Directors

In 2021 Ecopetrol´s Board of Directors adopted the Board of Directors’ succession policy, with the purpose of (i) ensuring an organized replacement of its members, (ii) minimizing the possible economic and reputational impact that may arise from the change in board membership, (iii) promoting the attraction of human talent, and (iv) ensuring the long-term stability and sustainability of the Ecopetrol Group’s strategy.

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

On March 22, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws consisting of the inclusion of a succession policy for the members of the Board of Directors. This amendment is currently undergoing the process required by Colombian law to be formalized and become effective.

Gender diversity

Furthermore, in 2021 Ecopetrol became part of the 30% Club, a global campaign intended to increase gender diversity on boards of directors, whereby Ecopetrol committed itself to boosting efforts to achieve 30% participation of women in senior positions at the Company within a reasonable timeframe; and also on the boards of the other affiliates of the Ecopetrol Group by adopting a progressive plan. In 2023, the Company ratified its goal to promote an increased participation of women in the boards of directors of companies of the Ecopetrol Group.

Part of this commitment is reflected in the appointment of women on the boards of directors of the Ecopetrol Group, with a participation of 23% in 2023. In 2023, 93 of the 412 positions on the boards of directors of the Group’s companies were held by women.

As for Ecopetrol’s Board of Directors, on January 10, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws that requires that at least 30% of the members of the Board of Directors must be women. The current Board of Directors, whose members were appointed on March 22, 2024, is comprised of three women. The amendment aims to promote gender plurality and it anticipates the requirement set forth in Colombia’s National Development Plan (PND for its acronym in Spanish) according to which 30% of the board members of the boards of directors of securities issuers must be women as of 2026.

7.3.2	Board Committees

Pursuant to our bylaws, our Board of Directors may constitute the committees it considers necessary. The Board of Directors currently has six committees (audit and risk committee, corporate governance and sustainability committee, remuneration, appointments and culture committee, business committee, HSE (health, security and environment) committee and technology and innovation committee). These committees establish guidelines, set specific actions and evaluate and submit proposals designed to improve performance in the areas under their supervision and control. The committees are solely comprised of members of the Board of Directors who are also appointed by the same members. The chairperson of each of the committees must be an independent Director. In addition to applicable regulations, the committees also have their own specific regulations that establish their purposes, duties and responsibilities.

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

Table 71 – Composition of committees of the Board of Directors since April 05, 2024

Audit and Risk Committee	Remuneration, Appointments and Culture Committee
Luis Alberto Zuleta Jaramillo	Mónica de Greiff Lindo
(Chairperson)	(Chairperson)

Álvaro Torres Macias	Guillermo García Realpe
Guillermo García Realpe	Juan José Echavarría Soto
Juan José Echavarría Soto	Lilia Tatiana Roa Avendaño
Ángela María Robledo Gómez	Edwin Palma Egea

Corporate Governance and Sustainability Committee	Business Committee
Juan José Echavarría Soto	Mónica de Greiff Lindo
(Chairperson)	(Chairperson)

Mónica de Greiff Lindo	Álvaro Torres Macias
Gonzalo Hernández Jiménez	Gonzalo Hernández Jiménez
Luis Alberto Zuleta Jaramillo	Edwin Palma Egea
Ángela María Robledo Gómez	Luis Alberto Zuleta Jaramillo

HSE Committee	Technology and Innovation Committee
Ángela María Robledo Gómez	Álvaro Torres Macias
(Chairperson)	(Chairperson)
Lilia Tatiana Roa Avendaño	Lilia Tatiana Roa Avendaño
Edwin Palma Egea	Guillermo García Realpe
Guillermo García Realpe

Audit and Risk Committee

Our audit and risk committee, which must be comprised of at least three members, all of them independent Directors, is our highest internal control body and provides support to our Board of Directors on risk, accounting and financial matters. It oversees our internal control over financial reporting. It also analyzes the annual hydrocarbons reserves report and provides support for our Board by analyzing topics related to financial matters, risks, control and the assessment of the Company’s internal and external auditors.

All committee members are required to be knowledgeable in accounting matters and at least one of them is required to be an expert in financial and accounting matters.

Our Board of Directors has determined that Luis Alberto Zuleta qualifies as an “audit committee financial expert” and he is independent under the definition of “independent” applicable to us under the rules of the NYSE.

The audit and risk committee approves on a case-by-case basis any engagement of our external independent auditors to provide services different than those related to auditing our financial statements. The audit and risk committee reviews that the additional services do not affect the external auditor’s independence.

Remuneration, Appointments and Culture Committee

Our remuneration, appointments and culture committee, which must be comprised of at least three members, and a majority of independent directors, provides general guidelines for the selection and remuneration of our executive officers and employees, and within the framework of the Ecopetrol Group’s strategy, oversees matters of organizational culture.

Corporate Governance and Sustainability Committee

Our corporate governance and sustainability committee, which must be comprised of at least three members, and a majority of independent directors, supports the Board of Directors in the analysis and decision making related to systems for the adoption of best practices in corporate governance for the oil and gas industry and the energy sector, which include matters related to the adoption of specific measures regarding the Ecopetrol Group’s governance. This committee also supports the analysis and provides recommendations related to the Ecopetrol Group’s sustainability agenda and TESG topics.

Business Committee

Our business committee, which must be comprised of at least five members, and a majority of independent directors, assists our Board in analyzing potential business ventures. Based on its delegation of power, the committee studies and analyzes capital expenditure policies, major investment projects, strategy, new businesses and other matters that would help us move forward in our efforts toward the consolidation of our strategy. The primary criteria used in the committee’s decision-making process are the optimization of our portfolio and the proper allocation of our resources.

HSE Committee (Health, Safety and Environment)

Our HSE committee, which must be comprised of at least three members, the majority of which must be independent, supports the management of the Board of Directors with respect to monitoring and management of risks associated with the health and safety of our employees, contractors and partners. The HSE Committee is also responsible for monitoring Ecopetrol’s environmental management strategy, which includes matters related to the adoption of specific metrics regarding, for example, decarbonization.

Technology and Innovation Committee

Our technology and innovation committee, which must be comprised of at least three members, the majority of which must be independent, supports the management of the Board of Directors with respect to technological and digital transformation, as well as the cultural change that Ecopetrol is undergoing to transform itself into a leading company in the use of technology and digital innovation in the hydrocarbons sector. The Technology and Innovation Committee also reviews TESG-related topics and is in charge of reviewing and monitoring the Ecopetrol Group’s digital strategy, as well as computer security, cybersecurity, cyber defense, privacy and data recovering strategies.

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

Pursuant to our bylaws, the majority of the Board of Directors must be independent. As of the date of this annual report, we have seven independent Directors and two non-independent Directors. The criteria to determine the independent status of Board members is set forth in Colombian Law 964 of 2005, Article 44, Paragraph Two.

Executive Sessions
The non-management directors of each listed company must meet at regularly scheduled executive sessions without management. §303A.03.

A comparable rule does not exist under Colombian law. All Board members are non-management directors. Our Board of Directors’ regular scheduled executive sessions are usually with the Company’s management, but Directors may at any time request sessions without management.

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

Equity Compensation Plans
Equity compensation plans and all material revisions thereto require shareholder approval, subject to limited exemptions. §§303A.08 and 312.03.	Under Colombian law, no similar right to vote on equity compensation plans and material revisions thereto is given to

NYSE Standards	Our Corporate Governance Practices
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

Executive Officers

Ricardo Roa Barragán has served as the Chief Executive Officer of Ecopetrol S.A. since April of 2023. He has an extensive 30-year-plus professional career with significant number of achievements and results in energy and gas companies in Colombia and Honduras. These achievements are founded upon his approach of recognizing human talent as a fundamental element of organizations, the management of assets and business as the basis for the companies’ sustainability, and the unswerving commitment to delivering financial growth to stakeholders. His extensive experience includes roles as General Manager of Electrificadora de Santander, Director of Commercialization and Energy Business Manager of Ingenios Incauca and Providencia, President of Transportadora de Gas Internacional TGI, President of Grupo Energía Bogotá, General Manager of Controles Eléctricos de Colombia, President of Central Termoeléctrica La Luna, and General Manager of Empresa Energía Honduras. He holds a degree in mechanical engineering from Universidad Nacional de Colombia, and specialization in Engineering Management Systems from Pontificia Universidad Javeriana. As President of Ecopetrol, his priority is to lead a fair and equitable energy transition, guaranteeing the value of the hydrocarbon business, accelerating the business of low-emission solutions, and enhancing the transmission businesses in ISA.

Alberto Consuegra Granger has served as Chief Operating Officer of Ecopetrol S.A. since March 1, 2019. Prior to this role, he was interim CEO of Cenit S.A.S., Ecopetrol S.A.’s midstream subsidiary, since February 2018 and Vice-President of Supply and Services of Ecopetrol S.A. since August 2016. Mr. Consuegra holds a degree in civil engineering from the Universidad de Cartagena and a master’s degree in pavements and construction management from Texas A&M University. Before joining Ecopetrol S.A., he was Vice-President of Exploration and Production at Equion Energia Limited, where he also served as the Vice-President for Projects and Production between 2011 and 2016. Mr. Consuegra began his professional career in 1984 at Morrison Knudsen International as a contract coordinator during the construction of the Cerrejón project. In 1993, he joined Ecopetrol S.A., working in the Projects Group, and then went to BP Exploration, where he worked for 16 years, first as a contract coordinator, then as procurement and contract manager, then human resource manager for the Andean area, and finally as leader of the Colombian Performance Unit until end of 2010. On March 24, 2023, the Board of Directors appointed Alberto Consuegra Granger as interim CEO of Ecopetrol S.A. effective from April 1, 2023, until April 24,2023, the date on which Ricardo Roa Barragán assumed the role of Chief Executive Officer of Ecopetrol S.A.

María Catalina Escobar Hoyos was appointed as Chief Financial Officer in April of 2024 and will remain in that position until a new candidate is appointed to fill the position. She holds a degree in Finance and International Relations from the Universidad Externado de Colombia, a specialization in Risk and Information Economics from the Universidad de los Andres, and a Master’s in Business Administration from Kellogg School of Management Northwestern University. She has previously held the following positions at Ecopetrol: (i) Manager of Value Maximization from 2023 to 2024, (ii) Refining Finance Manager from 2019 to 2023, and (iii) Capital Markets Manager from 2017 to 2019. Prior to joining the Ecopetrol Group, she worked for the Ministry of Finance and Public Credit for 11 years, and has also held positions of director or deputy director of several companies, including Refineria de Cartagena, Esenttia, Alcanos, Ecopetrol USA (Ecopetrol America and Permian), Oleoducto Bicentenario, Black Gold Re, Bancóldex, Previsora Seguros, Electrificadora del Huila, Global Energy and Econova.

Ana Milena López Rocha was appointed Chief Financial Officer in August of 2023 and served that role until April of 2024. She holds an Economics degree from Harvard University and an MBA from Columbia Business School. She previously served as Vice President of Finance, Strategy, and New Business at CENIT, the hydrocarbon transportation and logistics subsidiary of the Ecopetrol Group (2018 - 2023). During her career, she held the position of General Director of Public Credit and National Treasury at the Ministry of Finance and Public Credit (2015 - 2017), Capital Markets Manager at Sociedades Bolivar (2014 - 2015) and was a partner at Newfoundland Capital Management (2012 - 2013). She held multiple positions at JPMorgan Chase & Co. in New York and London (2003 - 2009). Ms. Lopez Rocha currently sits on the Board of Directors of Seguros Bolivar, Banco Davivienda, Transmissora Aliança de Energia Elétrica S.A. – TAESA, CENIT Transporte y Logística de Hidrocarburos S.A.S and Rodeo Midland Basin LLC.”

Management Team

Jorge Elman Osorio Franco has served as Vice-President for the Upstream segment since June 1, 2022, Prior to his position, he served as the Development and Production Vice-President of Ecopetrol S.A. from March 2019 to May 2022 and Regional Development and Production Vice-President from June 2017 to February 2019. Mr. Osorio is currently a member of the Board of Directors of Ecopetrol Global Energy and Ecopetrol USA Inc. He holds a degree in Chemical Engineering from the “Universidad Nacional of Colombia” and graduated from the Operations Academy of the Massachusetts Institute of Technology (MIT) in Boston, United States. He has over 35 years of experience in Engineering, Projects and Operations in the Oil and Gas industry. He spent 24 years of his career at BP, where he served as Senior Operations Manager in Major Projects in Indonesia, Operations Excellence Director at Atlantic LNG in Trinidad & Tobago, and Technical Director for Colombia and Venezuela, among other leadership positions.

Héctor Manosalva Rojas has served as CEO of Cenit S.A.S., Ecopetrol S.A.’s midstream subsidiary since March 1, 2019. He joined Ecopetrol S.A. in 1986 and prior to his appointment as CEO of Cenit, he served as Vice-President for Development and Production since July 2014. Over the course of his career at Ecopetrol S.A., Mr. Manosalva has held various positions, including Executive Vice-President for Production and Exploration, Vice-President of Production, Production Manager of the Central Region, President of Colombia’s Advisor for Safety and Security of National Energy Infrastructure, Director of HSE and Corporate Social Responsibility, Production Manager of the Southern Region and Head of the Production Planning Division. Mr. Manosalva holds a degree in petroleum engineering from the Universidad de America (Bogotá) and postgraduate degrees in Finance at the Universidad EAFIT ,Executive Management from Universidad de los Andes and Senior Management and Innovation at Berkeley University of California.

David Riaño Alarcón has over 28 years of experience in the energy sector, having held leadership positions in companies and entities in the energy and gas sector. His knowledge of the energy market has been attained in renowned companies including Transportadora de Gas Internacional, Empresa de Energía de Cundinamarca, Gas Natural Fenosa, Red de Energía del Perú (ISA), in trade associations such as ACOLGEN and government entities such as the Superintendence of Public Services (SSPD) and the Energy and Gas Regulatory Commission (CREG). He is an electrical engineer with a bachelor’s degree from the University of La Salle and three master's degrees in economics from Universidad Javeriana, in industrial engineering from Universidad de los Andes, and in business administration from University of Warwick.

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

Felipe Trujillo  is the Commercial and Marketing Vice President of the Ecopetrol Group since January 2024. He has been a member of the board of directors of Ecodiesel and Ecopetrol US Trading. He is an Industrial Engineer from Pontificia Universidad Javeriana, with a Specialization in Strategic Marketing from "Colegio de Estudios Superiores deAdministración - CESA" and has an MBA from "Universidad de Los Andes." He has 26 years of experience in leadership positions in the commercial and marketing departments, including new business structuring. The last 20 years of his work experience have been in the oil and gas industry at Ecopetrol, working in various positions such as National Commercialization Manager, Petrochemicals and Industrials Manager, Downstream New Business Manager and Gas Manager.

Nicolás Azcuénaga Ramírez, is the Corporate Vicepresident for Strategy and Business Development of the Ecopetrol Group since November 2021. In 2022, he led the launch of Ecopetrol´s 2040 Strategy "Energy that Transforms". In  2021, Nicolás was responsible for leading the transaction to acquire 51.4% stake in ISA. Previously, Mr. Azcuénaga was the CFO for upstream subsidiaries in Ecopetrol, accountable for the finance function of seven upstream subsidiaries in five countries. Prior to joining Ecopetrol. Mr. Azcuénaga worked for BP as Business Manager for Brazil and Uruguay, Deputy Transition Manager for Southern Gas Assets and Business Manager in The U.K., and a range of financial, JV management and business development roles in Colombia. Mr. Azcuénaga has served in several boards of directors and is a current board member of Rodeo Midland Basin USA, Intervial Chile, Ruta del Maipo and Innovaflora Group in Spain. Mr. Azcuénaga holds a B.A. in Management from CESA University Business School with emphasis in finance and projects evaluation. In addition, he holds a diploma on anti-money laundering from Manchester University & International Compliance Association.

Victoria Sepúlveda Ballesteros has served as Vice-President of Human Resources at Ecopetrol S.A. Ms. Sepulveda has nearly 20 years of experience in administrative roles. Ms. Sepúlveda holds a law degree from Universidad Autónoma de Bucaramanga – UNAB with a specialization in Commercial Law from Universidad Autónoma de Bucaramanga – UNAB, MBA candidate. She was a Human Management Manager in Chilco headquarters in Colombia Lipigas’s Group. She performed corporate roles in business groups such as subsidiaries Director and Resources Manager. Within her prominent projects, are strategic planning, experience in organizational transformation projects, project management, processes management and continue improvement.

Sandra Lucia Rodriguez Rojas has served as Vice president of Sustainable Territorial Development since October 2023; managers for Social Prosperity, Dialogue & Relations, Planning & Excellence, Physical Security, Central Territorial Management, Caribbean, Orinoquía, Andean and South Pacific, all report to her. Ms. Rodriguez is a lawyer from the Pontificia Universidad Javeriana (Bogotá, Colombia) who specialized in business law —at that same university— and in Administrative Law at Universidad Santo Tomás (Bogotá, Colombia). She also holds two master’s degrees; one in Public Law and another one in Environmental Policy and Management, both from Universidad Carlos III (Madrid, Spain). She has been an advisor in Administrative and Environmental Law and has extensive experience in the public sector and as a litigation lawyer. She has vast knowledge of environmental regulations, human rights due diligence, and identification of social and environmental risks. Before being appointed Ms. Rodriguez served as Colombia’s Deputy Ombudsman for Environmental and Collective Rights since 2018. She was one of the founding members of the Center for Environmental Law Studies at Pontificia Universidad Javeriana (Bogotá, Colombia), conducted research in Administrative Law, Economic Law, and Environmental Regulation since 1998 and remains an Administrative Law and Environmental Law professor for the university graduate programs.

Jaime Pineda Durán was appointed as Vice President of Supply and Services on January 10, 2023. Prior to this appointment, he was Procurement and Supply Chain Manager at Ecopetrol S.A. He joined Ecopetrol in 1989 as a Legal Advisor, and served 22 years at the Vice-Presidency of Legal Affairs and 12 years in the procurement and supply chain areas. Mr. Pineda has held leadership positions such as District Legal Adviser, Head of the Legal Coordination for Procurement, Head of the Supply and Services Legal Advice Unit, Director of the Internal Control Office, Director of Supply of Goods and Services, Strategic Supply Director, Head of the Supply Excellence Department, where he led the transformation of the Company’s procurement and supply chain operating model. Mr. Pineda has over 34 years of relevant experience in the Oil and Gas industry as a lawyer and supply chain executive. He has also been a professor in several universities. He holds a bachelor’s degree in Law from Universidad Autónoma de Bucaramanga and has vast experience in contract law.

Rodolfo Mario García Paredes is in charge of the Legal Vice Presidency of Ecopetrol S.A. since February 1, 2024, and will remain in such capacity until a new Vice President is appointed. Dr. García is a lawyer from the Universidad del Rosario in Bogotá, specialized in Public Management and Administrative Institutions at the Universidad de los Andes. He has served as New Business and Corporate Legal Manager since October 2023 and, previously, held different positions in the organization such as Exploration and Production Legal Management, Exploration Legal Advisory Management, Head of the International Legal Consulting, at Ecopetrol S.A., company which he joined in 2000. Dr. García has 24 years of work experience where he has developed his practice in very diverse areas including contracting, exploration and production, transportation and refining, as well as in the internationalization process of Ecopetrol S.A. and in corporate matters. He has supported the company by being a member of the Labor Coexistence Committee and is a member of the boards of directors of several companies of the Ecopetrol Group.

Luz Elena Díaz García was appointed as Corporate Vice President of Compliance and Compliance Officer on October 17, 2023. She holds a Finance and International Relations degree and a specialization degree in Corporate Finance. She is responsible for the overall  direction of ethics and compliance matters, internal control, financial assurance (SOX), risk management, and due diligence. During her more than 20 years of professional experience, she has acquired extensive know-how in investigations on corporate fraud, corruption, bribery, money laundering, terrorist financing, and financing of proliferation of weapons of mass destruction (including FCPA and AML/FT/CFT matters), in the public and private sectors in Colombia and other Latin American countries, as well as in internal control and financial assurance matters. She began her professional career in corporate affairs at an international tobacco company and as a stockbroker in different brokerage firms in Colombia. For ten years she worked at Kroll Associates Colombia, where her last position was Senior Director in investigations and disputes. Luz Elena served as Hocol S.A.’s Compliance Manager, a subsidiary of Grupo Ecopetrol, after which she held the position of Corporate Compliance Director at Grupo Energía Bogotá. Her last role before joining Ecopetrol, was as the Director of Internal Control and Compliance Officer of Alpina Productos Alimenticios S.A.

Germán González Reyes has six years of experience within the Ecopetrol Group. He has served as Legal Manager for Ecopetrol since 2017 and as of July 5, 2023, he was appointed interim Vice President of Corporate Affairs and Secretary General for a three-month period, after which he was ratified in the position. In his capacity as the Vice President of Corporate Affairs and Secretary General he spearheads the corporate affairs of the Company, which includes serving as the Company’s secretary for both Board of Directors’ and the Shareholder’s meetings, as well as heading the corporate governance initiatives for Ecopetrol Group, overseeing the overseeing the formulation and implementation of corporate responsibility guidelines, managing corporate communications, and cultivating institutional relations. Mr. González has practiced law in Colombia for 30 years and has extensive experience in senior management with public entities, including holding the position of Vice Minister of Communications. Mr. González holds a law degree from Pontificia Universidad Javeriana and a graduate degree in International Transport Law from Universidad Externado de Colombia.

Mauricio Jaramillo Galvis has served as Vice-President of Health, Safety and Environment (HSE) since January 2020. Mr. Jaramillo has 30 years of experience in the oil and gas private sector in Colombia and Latin America. He has been appointed to several leadership roles as Vice-President of HSE of BP Colombia, Vice-President of HSE and Engineering at the Andean Unit of BP, Vice-President of Corporate Affairs and HSE, and Vice-President of Human Resources and Sustainability at Equion, among others. Mr. Jaramillo holds an MD from Universidad Javeriana, a specialization in Occupational Health and Safety from Universidad El Bosque, a degree from the Operations Academy at MIT and was certified in Occupational and Environmental Health at UCSF. In his extensive experience, Dr. Jaramillo has been a recognized executive in Colombia and Latin America as a leader in organizational transformation and HSE culture.

Luis Felipe Rivera has served Vice – President science, technology and innovation, he holds a degree in systems engineering from Universidad Industrial de Santander, a specialization in Management from Universidad ICESI, and is currently an MBA at Universidad Adolfo Ibáñez in Miami. Mr. Rivera has over 20 years of professional experience in multiple areas, including ICT structuring and management, processes, operations and information security, technological innovation, and digital transformation, as well as the implementation of support and mission-aligned support technology solutions, among others. Likewise, from 2018 to 2023 he served as Director of Information Technology for the Special Jurisdiction for Peace (JEP). His extensive experience in cybersecurity and cyber defense issues earns him the title of Chief Information Officer of the company, validated by the following ARCIAM certification: “Internal Auditor ISO/IEC 27001: 2013 Information Security Management System, February-2020”.

None of our Directors, Executive Officers or members of senior management has any familial relationship with any other Director, Executive Officer or member of senior management.

7.6	Compensation of Directors and Management

Based on a resolution adopted at our annual shareholders’ meeting in 2012, compensation for Directors’ attendance at meetings of the Board of Directors and/or committee meetings was set to six minimum monthly wage salaries, which totals approximately COP 7.8 million for 2024 and COP 6.96 million for 2023. See Note 30.1 to our consolidated financial statements for more details.

During 2023, the total compensation paid to our Directors amounted to COP 4,983 million and the remuneration paid to executive officers and senior management amounted to COP 35,906 million.  This includes amounts paid to certain Directors, executive officers and senior management pursuant to a bonus plan under which such persons are entitled to receive variable compensation based on the Company’s results for each year.  Ecopetrol has a short-term and long-term variable compensation. The short-term variable compensation for senior management is recognized based on the annual company's results associated with the achievement of strategic objectives and the goals of the Company´s Balanced Scorecard (BSC). 2023 BSC includes metrics based on four strategic pillars: (i) Grow with the Energy Transition (that weighs 35% of the BSC); (ii) Generate Value through TESG (20%), (iii) Cutting-edge Knowledge (10%), and (iv) Competitive Returns (25%).  The remaining 10% of the BSC corresponds to the most important cultural principle for Ecopetrol “Life First”.

None of the members of our management team are eligible to receive pension and retirement benefits from us.

Implementation of the Long-Term Incentive Plan

Companies have increasingly incorporated incentive compensation plans into their compensation structures, in accordance with good international practices, driving exceptional and sustainable results to meet stakeholder expectations. Long-Term Incentives Plans (ILPs for its acronym in Spanish) are intended to generate incremental value for shareholders based on the Company’s proposed objectives and goals, by offering senior management a compensation mechanism consistent with the achievement of those strategic objectives and align incentives for the beneficiary leaders with the Company’s achievement of such strategic objectives.

Ecopetrol’s general ILP Plan is managed through a voluntary pension fund administered by a legally authorized financial entity, as required under Colombian law. The fund receives cash contributions from Ecopetrol with the mandate of investing such cash in ordinary shares of the Company, through open market purchases in Colombia. Once the plan expires and the company confirms and provided that the goals are met, the contributions become equity for the beneficiaries, and they will be able to determine the allocation of any earned contributions according to the following options:

●	Keep the contributions in the portfolio that invests in Ecopetrol shares and over which Ecopetrol does not exercise investment decisions.
●	Monetize the equity to invest the contributions (totally or partially) in other investment portfolios offered by the fund’s manager.
●	Monetize the equity by withdrawing the cash (totally or partially) from the fund.

Every year, the Board of Directors approves a set of metrics and objectives that are aligned with the corporate strategy and business plan. These objectives are updated periodically and are valid for a three-year term. The metrics and objectives seek to accelerate the path of the energy transition and guarantee the country's energy sovereignty. They are regularly monitored to ensure that the company stays on track and is making progress towards meeting its strategic goals. Today there are three ILP plans in effect: (i) for the 2021-2023 period the metrics are Operational Cash Flow – OCF (60%), Reserve Replacement Ratio (10%), and Greenhouse Gas Emissions (GHG) reduction targets (30%); (ii) for the 2022-2024 period the metrics are related to OCF (60%),  Greenhouse Gas Emissions (GHG) reduction (20%), and Oil Production (20%); and (iii) for the 2023-2025 period the metrics  are related to Free Cash Flow – FCF (50%), Reserve Replacement Ratio (20%), New Energies that includes hydrogen production and incorporation of renewables (20%), and Greenhouse Gas Emissions (GHG) reduction (10%).

Currently, the ILPs are part of the compensation scheme applicable to the CEO, Vice Presidents, equivalent positions, and other positions at Ecopetrol, according to their level of responsibility and relevant performance criteria. This compensation scheme applies to all of Ecopetrol’s subsidiaries.

7.7	Share Ownership of Directors and Executive Officers

None of our executive officers and directors own shares of Ecopetrol S.A. as of January 31, 2024. Under Colombian law, all of our shareholders have the same economic privileges and voting rights.

7.8	Controls and Procedures

Disclosure Controls and Procedures

As required by Rules 13a - 15(e) and 15d - 15(e) under the Securities Exchange Act of 1934, as of December 31, 2023, we evaluated the design and effectiveness of our financial disclosure controls and procedures under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a - 15(f) and 15(d) - 15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and monitored by our board of directors, management and other personnel, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles, and it includes those policies and procedures that: i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of our assets; ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorization of our management and directors; and iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

As of the year ended December 31, 2023, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young Audit S.A.S., an independent registered public accounting firm, as stated in their audit report accompanying our consolidated financial statements.

Audit and Non-Audit Fees

Our consolidated financial statements for the fiscal years ended December 31, 2023, 2022, and 2021 were audited by Ernst & Young Audit S.A.S. The following table sets forth the fees billed to us by Ernst & Young Audit S.A.S. during the fiscal years ended December 31, 2023 and 2022.

Table 72 – Fees Billed to us by Ernst & Young Audit S.A.S.

	For the year ended December 31,
COP Millions, excluding 19% Value Added Tax	2023	2022
Audit fees	23,845	23,835
Tax fees	—	83
All other fees	132	109
Total	23,977	24,027

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

Changes in Internal Control over Financial Reporting

There were no changes made in our internal control over financial reporting during the year ended December 31, 2023, that have materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Audit S.A.S.’s attestation report on our internal control over financial reporting is included in their audit report accompanying our consolidated financial statements. See Report of Independent Registered Public Accounting Firm to the consolidated financial statements.

Clawback Policy

On November 30, 2023, the Company approved its claw-back policy providing for the recovery of erroneously awarded incentive-based compensation “received” by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. A copy of our claw-back policy is attached hereto as Exhibit No. 7.1.

236

8.     Financial Statements

Ecopetrol S.A.

Consolidated Financial Statements

As of December 31, 2023, and 2022 and for the three years in the period ended December 31, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ecopetrol S.A. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules listed in exhibits 1, 2 and 3 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 18, 2024, expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimation of recoverable amount of long-lived assets in the Cartagena refinery
Description of the Matter

As described in notes 4.13 and 17 of the consolidated financial statements, management assesses at each reporting date, whether there is an indication that long-lived assets may be impaired. If any indication exists, or when annual impairment testing for a cash generating unit (CGU) is required, management estimates the CGU’s recoverable amount. A CGU’s recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. The reversal of impairment is limited so that the carrying amount of the CGU does not exceed either its recoverable amount or the carrying amount that would have been determined had no impairment loss been recognized for the CGU in prior periods. In 2023, the Company recognized a reversal of impairment loss in the Cartagena refinery CGU, of COP $1,494,224, as disclosed in note 17.2.1 of the consolidated financial statements.

Auditing management’s estimate related to the determination of the Cartagena refinery CGU recoverable amount was complex and required the involvement of specialists due to the highly judgmental nature of the assumptions used in the model. In particular, the significant assumptions were the discount rate (weighted average cost of capital) and estimated refining margins, which are affected by expectations about future market or economic conditions such as the sales prices of refined products and crude oil purchase prices.

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

Our audit procedures included, among others, assessing the methodology used and testing the significant assumptions described above, as well as the underlying data used by the Company, by comparing the significant assumptions used in the model with current industry and economic trends. Additionally, we assessed the reasonableness of the Company´s projections by comparing them to actual results and comparable trends in the industry and tested the clerical accuracy of such projections.

We also involved our valuation specialists to assist in the assessment of the discount rate (weighted average cost of capital), estimates of forward prices for oil and refined products, and projected financial information used in management’s estimate for the projected refining margin.

Furthermore, we evaluated the related disclosures in the consolidated financial statements.

A member firm of Ernst & Young Global Limited

The impact of oil and gas reserves in the determination of depreciation and depletion, and assessment of impairment of long-lived assets for the Exploration and Production segment
Description of the Matter

As described in notes 3.1 and 3.2 of the consolidated financial statements, the oil and gas reserves estimate impacts the calculation of depreciation and depletion, and the determination of future cash flows used in the assessment of impairment of long-lived assets for the Exploration and Production segment.  The depletion and depreciation of long-lived assets for the Exploration and Production segment are calculated using the units-of-production method, based on proven developed and proven undeveloped reserves. These types of reserves are estimated quantities of oil and gas that can be reasonably expected to be commercially recoverable in future years from reservoirs under existing economic and operating conditions.

The estimation of oil and gas reserves requires the assessment of assumptions such as oil and gas prices, operational and capital expenditures and production rates, among others. Because of the complexity involved in estimating oil and gas reserves, management used independent petroleum engineers (hereinafter “specialists”) to estimate the volume of oil and gas reserves.

Auditing the calculation of depreciation and depletion and the assessment of impairment of long-lived assets for the Exploration and Production segment was complex because of the use of the work of the specialists and the evaluation of management’s determination of the assumptions described above used by the specialists in estimating oil and gas reserves.

A member firm of Ernst & Young Global Limited

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operational effectiveness of the Company’s controls over its process to determine depreciation and depletion and assess impairment of long-lived assets for the Exploration and Production segment, including management’s controls over the review of the methodologies used by the specialists and the completeness and accuracy of the financial assumptions provided to the specialists for use in estimating oil and gas reserves.

Our audit procedures included, among others, obtaining the reserve reports from the specialists and evaluating the competence and objectivity of the specialists and management´s qualified persons responsible for overseeing the preparation of the reserve estimates through the consideration of their professional qualifications and experience, as well as the use of generally accepted practices and methodologies in preparing the reserve estimates. Additionally, we evaluated the completeness and accuracy of the financial assumptions described above used by the specialists in estimating oil and gas reserves by agreeing the inputs to source documentation and comparing them to historical results. We tested the mathematical accuracy of the calculation of depreciation and depletion and evaluated the methodologies used in the impairment assessment for long-lived assets for the Exploration and Production segment. We also tested the underlying data by comparing the oil and gas reserves used in the calculation of depreciation and depletion and impairment assessment to the reserve reports prepared by the specialists, among other procedures.

/s/ Ernst & Young Audit S.A.S.

A member practice of

Ernst & Young Global Limited

We have served as the Company’s auditor since 2016.

Bogotá D.C., Colombia

April 18, 2024

A member firm of Ernst & Young Global Limited

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on Internal Control over Financial Reporting

We have audited Ecopetrol S.A.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Ecopetrol S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2023 and 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedules listed in exhibits 1, 2 and 3 and our report dated April 18, 2024 expressed an unqualified opinion thereon.

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

A member practice of

Ernst & Young Global Limited

Bogotá D.C., Colombia

April 18, 2024

A member firm of Ernst & Young Global Limited

Ecopetrol S.A.

Consolidated statement of financial position

(In millions of Colombian pesos)

		As of December 31,
	Note	2023	2022
Assets
Current assets
Cash and cash equivalents	6	12,336,115	15,401,058
Trade and other receivables	7	33,310,642	39,224,999
Inventories	8	10,202,448	11,880,034
Other financial assets	9	1,860,928	1,162,127
Current tax assets	10	8,111,079	6,784,392
Other assets	11	2,769,029	2,778,480
		68,590,241	77,231,090
Assets held for sale		24,865	45,755
Total current assets		68,615,106	77,276,845
Non–current assets
Trade and other receivables	7	29,781,088	32,155,205
Other financial assets	9	371,847	1,563,744
Investment in associates and joint ventures	12	8,418,632	9,496,600
Property, plant, and equipment	13	95,171,302	100,997,498
Natural and environmental resources	14	45,216,133	42,323,610
Right-of-use assets	15	841,636	627,813
Intangible assets	16	14,714,809	18,146,605
Non-current tax assets	10	10,530,057	13,401,050
Goodwill	18	4,846,667	5,350,114
Other assets	11	1,633,813	1,453,347
Total non–current assets		211,525,984	225,515,586
Total assets		280,141,090	302,792,431
Liabilities
Current liabilities
Loans and borrowings	19	15,550,008	22,198,583
Trade and other payables	20	18,891,434	19,937,704
Provisions for employee benefits	21	3,059,204	2,753,697
Current tax liabilities	10	2,869,225	7,630,901
Accrued liabilities and provisions	22	1,595,249	1,533,136
Other liabilities		1,599,443	2,728,317
Total current liabilities		43,564,563	56,782,338
Non–current liabilities
Loans and borrowings	19	90,265,519	92,936,256
Trade and other payables	20	27,280	57,056
Provisions for employee benefits	21	15,213,509	10,211,542
Non-current tax liabilities	10	13,567,513	15,275,644
Accrued liabilities and provisions	22	14,547,391	11,223,358
Other liabilities		2,702,835	2,403,148
Total non–current liabilities		136,324,047	132,107,004
Total liabilities		179,888,610	188,889,342
Equity
Subscribed and paid in capital	23.1	25,040,067	25,040,067
Additional paid in capital	23.2	6,607,699	6,607,699
Reserves	23.3	17,922,725	8,898,633
Other comprehensive income	23.5	8,674,648	15,796,719
Retained earnings		17,461,488	29,811,809
Equity attributable to owners of parent		75,706,627	86,154,927
Non–controlling interest		24,545,853	27,748,162
Total equity		100,252,480	113,903,089
Total liabilities and equity		280,141,090	302,792,431

Ecopetrol S.A.

Consolidated statement of profit or loss

(In millions of Colombian pesos, except for basic and diluted earnings per share, which are expressed in Colombian pesos)

		For the years ended December 31,
	Note	2023	2022	2021
Sales revenue	24	143,189,602	159,611,078	91,881,204
Cost of sales	25	(88,178,198)	(89,458,148)	(55,581,776)
Gross profit		55,011,404	70,152,930	36,299,428
Administrative expenses	26	(5,025,797)	(4,335,695)	(3,342,069)
Operations and project expenses	26	(5,702,162)	(4,743,628)	(3,153,557)
Impairment of non-current assets	17	(2,098,333)	(287,999)	(33,351)
Other operating expense	27	(426,131)	(555,855)	(72,744)
Operating income		41,758,981	60,229,753	29,697,707
Financial result	28
Finance income		2,320,969	1,317,145	403,592
Finance expenses		(10,384,065)	(8,027,252)	(4,431,648)
Foreign exchange gain (loss)		2,397,712	(124,650)	330,002
		(5,665,384)	(6,834,757)	(3,698,054)
Share of profits of associates and joint ventures	12	805,349	768,422	426,164
Profit before income tax expense		36,898,946	54,163,418	26,425,817
Income tax expense	10	(11,515,875)	(18,963,938)	(8,795,263)
Net profit for the year		25,383,071	35,199,480	17,630,554
Net profit attributable to:
Owners of parent		21,060,798	31,604,781	15,649,143
Non–controlling interest		4,322,273	3,594,699	1,981,411
		25,383,071	35,199,480	17,630,554
Basic and diluted earnings per share	23.6	512.2	768.7	380.6

Ecopetrol S.A.

Consolidated statement of comprehensive income

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2023	2022	2021

Net profit for the year		25,383,071	35,199,480	17,630,554
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods -net of taxes:
Unrealized gain (loss) on hedges:
Cash flow hedge for future exports		3,071,546	(1,528,749)	(808,777)
Hedge of a net investment in a foreign operation		6,213,387	(4,987,735)	(2,871,410)
Cash flow hedge with derivative instruments		173,711	117,913	(135,666)
Financial instruments measured at fair value		(2,393)	829	830
Foreign currency translation		(18,177,596)	15,960,722	5,970,719
Sale of joint ventures	28	—	—	(361,728)
		(8,721,345)	9,562,980	1,793,968
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods -net of taxes:
Remeasurement (loss) gain on defined benefit plans	21.1	(2,734,273)	(668,254)	1,777,157
		(2,734,273)	(668,254)	1,777,157
Other comprehensive income for the year, net of tax		(11,455,618)	8,894,726	3,571,125
Total comprehensive income for the year, net of tax		13,927,453	44,094,206	21,201,679
Comprehensive income attributable to:
Owners of parent		13,938,727	36,043,606	19,059,975
Non–controlling interest		(11,274)	8,050,600	2,141,704
		13,927,453	44,094,206	21,201,679

Ecopetrol S.A.

Consolidated statement of changes in equity

(In millions of Colombian pesos)

		Attributable to owners of parent
		Subscribed	Additional		Other			Non-
		and paid-	paid-in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of January 1, 2023		25,040,067	6,607,699	8,898,633	15,796,719	29,811,809	86,154,927	27,748,162	113,903,089
Adoption of new standards	5.1	—	—	—	—	(4,828)	(4,828)	—	(4,828)
Balance as of January 1, 2023, after adoption		25,040,067	6,607,699	8,898,633	15,796,719	29,806,981	86,150,099	27,748,162	113,898,261
Net profit		—	—	—	—	21,060,798	21,060,798	4,322,273	25,383,071
Release of reserves	23.3	—	—	(2,491,377)	—	2,491,377	—	—	—
Dividends declared	23.4	—	—	—	—	(24,382,199)	(24,382,199)	(3,146,267)	(27,528,466)
Equity restitution		—	—	—	—	—	—	(44,768)	(44,768)
Appropriation of reserves, net:
Legal	23.3	—	—	3,340,629	—	(3,340,629)	—	—	—
Fiscal and statutory reserves	23.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	23.3	—	—	7,665,758	—	(7,665,758)	—	—	—
Other comprehensive income:
Gain (loss) on hedging instruments:
Cash flow hedge for future exports		—	—	—	3,075,743	—	3,075,743	(4,197)	3,071,546
Hedge of a net investment in a foreign operation		—	—	—	6,053,951	—	6,053,951	159,436	6,213,387
Cash flow hedge with derivative Instruments		—	—	—	123,094	—	123,094	50,617	173,711
Financial instruments measured at fair value		—	—	—	(2,125)	—	(2,125)	(268)	(2,393)
Foreign currency translation		—	—	—	(13,761,678)	—	(13,761,678)	(4,415,918)	(18,177,596)
Remeasurement loss on defined benefit plans		—	—	—	(2,611,056)	—	(2,611,056)	(123,217)	(2,734,273)
Balance as of December 31, 2023		25,040,067	6,607,699	17,922,725	8,674,648	17,461,488	75,706,627	24,545,853	100,252,480

		Attributable to owners of parent
		Subscribed	Additional		Other			Non-
		and paid-	paid-in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of January 1, 2022		25,040,067	6,607,699	10,624,229	11,357,894	14,859,658	68,489,547	22,094,225	90,583,772
Adoption of new standards		—	—	—	—	42,054	42,054	—	42,054
Balance as of January 1, 2022, after adoption		25,040,067	6,607,699	10,624,229	11,357,894	14,901,712	68,531,601	22,094,225	90,625,826
Net profit		—	—	—	—	31,604,781	31,604,781	3,594,699	35,199,480
Release of reserves	23.3	—	—	(5,886,441)	—	5,886,441	—	—	—
Dividends declared	23.4	—	—	(6,907,605)	—	(11,512,675)	(18,420,280)	(2,073,000)	(20,493,280)
Business combination		—	—	—	—	—	—	(238,839)	(238,839)
Equity restitution		—	—	—	—	—	—	(84,824)	(84,824)
Appropriation of reserves, net:
Legal	23.3	—	—	1,669,468	—	(1,669,468)	—	—	—
Fiscal and statutory reserves	23.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	23.3	—	—	8,889,900	—	(8,889,900)	—	—	—
Other comprehensive income:
(Loss) gain on hedging instruments:
Cash flow hedge for future exports		—	—	—	(1,528,749)	—	(1,528,749)	—	(1,528,749)
Hedge of a net investment in a foreign operation		—	—	—	(4,854,805)	—	(4,854,805)	(132,930)	(4,987,735)
Cash flow hedge with derivative instruments		—	—	—	62,792	—	62,792	55,121	117,913
Financial instruments measured at fair value		—	—	—	942	—	942	(113)	829
Foreign currency translation		—	—	—	11,572,728	—	11,572,728	4,387,994	15,960,722
Remeasurement loss on defined benefit plans		—	—	—	(814,083)	—	(814,083)	145,829	(668,254)
Balance as of December 31, 2022		25,040,067	6,607,699	8,898,633	15,796,719	29,811,809	86,154,927	27,748,162	113,903,089

		Attributable to owners of parent
		Subscribed	Additional		Other			Non-
		and paid-	paid-in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 31, 2020		25,040,067	6,607,699	9,635,136	7,947,062	669,900	49,899,864	3,599,499	53,499,363
Net profit		—	—	—	—	15,649,143	15,649,143	1,981,411	17,630,554
Release of reserves		—	—	(5,066,156)	—	5,066,156	—	—	—
Dividends declared		—	—	—	—	(698,984)	(698,984)	(2,008,840)	(2,707,824)
Business combination		—	—	—	—	—	—	18,973,080	18,973,080
Change in participation in subsidiaries		—	—	—	—	228,692	228,692	(596,394)	(367,702)
Equity restitution		—	—	—	—	—	—	(14,824)	(14,824)
Appropriation of reserves, net:
Legal		—	—	168,808	—	(168,808)	—	—	—
Fiscal and statutory reserves		—	—	509,082	—	(509,082)	—	—	—
Occasional		—	—	5,377,359	—	(5,377,359)	—	—	—
Other comprehensive income:
Loss on hedging instruments:
Cash flow hedge for future exports		—	—	—	(808,777)	—	(808,777)	—	(808,777)
Hedge of a net investment in a foreign operation		—	—	—	(2,869,539)	—	(2,869,539)	(1,871)	(2,871,410)
Cash flow hedge with derivative instruments		—	—	—	(105,048)	—	(105,048)	(30,618)	(135,666)
Financial instruments measured at fair value		—	—	—	431	—	431	399	830
Foreign currency translation		—	—	—	5,811,782	—	5,811,782	158,937	5,970,719
Sale of joint ventures		—	—	—	(361,728)	—	(361,728)	—	(361,728)
Remeasurement gains on defined benefit plans		—	—	—	1,743,711	—	1,743,711	33,446	1,777,157
Balance as of December 31, 2021		25,040,067	6,607,699	10,624,229	11,357,894	14,859,658	68,489,547	22,094,225	90,583,772

Ecopetrol S.A.

Consolidated statement of cash flows

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2023	2022	2021
Cash flow in operating activities:
Net profit for the period		25,383,071	35,199,480	17,630,554
Adjustments to reconcile the net profit to net cash provided by operating activities:
Income tax expense	10	11,515,875	18,963,938	8,795,263
Depreciation, depletion, and amortization	13,14,15,16	13,812,387	12,128,991	10,159,922
(Gain) loss foreign exchange	28	(2,397,712)	124,650	31,726
Realization of other comprehensive income from the sale of a joint venture	28	—	—	(361,728)
Finance cost of loans and borrowings	28	6,923,831	5,517,417	3,095,224
Finance cost of post–employment benefits and abandonment costs	28	2,196,936	2,003,687	1,043,728
Write off of exploratory assets and dry wells	14	1,472,397	1,032,164	486,408
(Gain) loss on disposal of non–current assets		(143,424)	379,985	61,846
Impairment loss of non–current assets	17	2,098,333	287,999	33,351
Impairment loss of current assets	27	95,902	101,871	83,773
Gain on fair value adjustment of financial assets		(245,081)	(77,082)	(7,431)
Loss (gain) on hedging transactions with derivatives		2,180	(553)	19,485
Share of profit of associates and joint ventures	12	(805,349)	(768,422)	(426,164)
Net loss (gain) on the sale of assets held for sale		19,799	(279,635)	(3,840)
Hedge ineffectiveness	29.3	25,454	6,625	24,496
Realized loss on foreign exchange cash flow hedges	24	479,779	1,143,287	249,978
Movements in provisions	22	853,365	715,831	714,839
Net change in operational assets and liabilities:
Trade and other receivables		(22,166,387)	(28,471,881)	(9,457,451)
Inventories		808,127	(2,831,729)	(2,980,134)
Trade and other payables		507,579	3,690,068	3,117,982
Tax assets and liabilities		(5,854,882)	(3,100,744)	(2,448,882)
Provisions for employee benefits		(177,960)	(355,645)	(222,356)
Provisions and contingencies		(1,169,603)	(1,004,167)	(878,576)
Other assets and liabilities		(601,662)	589,729	(523,090)
		32,632,955	44,995,864	28,238,923
Income tax paid		(12,832,403)	(8,761,294)	(5,702,902)
Net cash provided by operating activities		19,800,552	36,234,570	22,536,021
Cash flow in investing activities:
Investment in joint ventures	12	(853)	(329,377)	(44,735)
Acquisition of subsidiaries, net of acquired cash		—	—	(8,951,587)
Investment in property, plant, and equipment	13	(9,349,885)	(8,767,716)	(6,117,588)
Investment in natural and environmental resources	14	(13,964,435)	(11,962,544)	(6,733,028)
Acquisitions of intangibles	16	(776,596)	(1,147,510)	(444,346)
Proceeds from sales of other financial assets		976,467	1,301,394	1,282,903
Interests received	28	1,884,445	965,952	266,116
Dividends received	12.1	482,124	1,471,134	206,048
Proceeds from sales of assets		728,995	373,634	17,986
Net cash used in investment activities		(20,019,738)	(18,095,033)	(20,518,231)
Cash flow in financing activities:
Proceeds from borrowings	19.1	34,035,090	16,844,029	24,666,792
Repayment of borrowings	19.1	(21,659,669)	(16,409,494)	(11,267,540)
Interest payments	19.1	(6,580,746)	(5,492,251)	(3,333,555)
Lease payments	15	(533,640)	(434,555)	(336,030)
Payment of restitution of equity to minority shareholders		(44,768)	(84,824)	—
Dividends paid	23.4	(5,570,876)	(13,356,947)	(2,771,287)
Net cash (used) provided in financing activities		(354,609)	(18,934,042)	6,958,380
Exchange difference in cash and cash equivalents		(2,491,148)	1,645,657	491,428
Net (decrease) increase in cash and cash equivalents		(3,064,943)	851,152	9,467,598
Cash and cash equivalents at the beginning of the year		15,401,058	14,549,906	5,082,308
Cash and cash equivalent at the end of the year	6	12,336,115	15,401,058	14,549,906

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

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

The consolidated financial statements of Ecopetrol and its subsidiaries as of December 31, 2023, and 2022 and for each of the three years in the period ended December 31, 2023, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Accounting policies have been applied consistently in all years presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Ecopetrol on April 18, 2024.

2.2	Basis for consolidation

The consolidated financial statements were prepared by consolidating all companies set out in Exhibits 1, which are those over which Ecopetrol S.A. exercises direct or indirect control. Control is achieved when the Ecopetrol Business Group:

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

The consolidated financial statements as of December 31, 2023, were prepared on the basis that the Ecopetrol Business Group will continue to operate as a going concern bases.

Significant changes in consolidation:

2023

Econova Technology & Innovation, S.L.

On March 17, 2023, Ecopetrol S.A. concluded the establishment process of the company called Econova Technology & Innovation, S.L., domiciled in Spain. Its main corporate purpose is oriented to activities related to science, technology, and innovation (CT+i). Ecopetrol S.A. is the direct owner of 100% of the share capital, subscribed in accordance with the regulatory requirements of the Spanish jurisdiction.

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

2.3Basis of measurement

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

3.Material estimates and accounting judgments

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

Oil and gas reserves are estimates of the amounts of hydrocarbons that can be economically and legally extracted from the Ecopetrol Business Group’s oil and gas properties.

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

Reserves estimation is an inherently complex process, and it involves professional judgments. Reserves estimation is prepared using technical and economic factors, including projections of future production rates, oil prices, engineering data and duration and amounts of future investments, and they imply a certain degree of uncertainty. These estimations reflect the regulatory and market conditions existing on the date of reporting, which could significantly differ from other conditions during the year or in future periods.

Any changes in regulatory and/or market conditions and assumptions could materially affect the reserves estimation.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Impact of oil reserves and natural gas in depreciation and depletion

Changes to estimations for proven developed reserves may affect the carrying amounts of exploration and production assets, natural resources and environment, liabilities for dismantling and depreciation and depletion. With all other variables remaining unchanged, a decrease in estimated proven reserves would increase, prospectively, depreciation, depletion, and amortization costs, while an increase in reserves would reduce depreciation and amortization expenses, as depreciation, depletion and amortization charges are calculated using the units of production method.

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation and depletion, is presented in Notes 13 and 14. In addition, the movements of proved developed reserves is presented in Note 33.

3.2	Impairment (recovery) of non-current assets

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

The assessments require the use of estimates and assumptions, such as, among other factors: (1) future investments, and costs; (2) useful life of assets; (3) future prices, and (4) discount rate, which is reviewed annually, and is determined as the weighted average cost of capital (WACC). Specifically, for crude oil and gas assets, the following are also included: (6) estimation of volumes and market value of oil and natural gas reserves and (7) production profiles of oil fields and future production of refined and chemical products. The recoverable amount is compared with the net book value of the asset, or of the cash-generating unit (CGU), thus determining whether the asset is impaired or if the impairment recognized in prior periods should be reversed.

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

The application of the Ecopetrol Business Group’s accounting policy for exploration and evaluation costs requires judgment to determine whether future economic benefits are likely, either from future exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. Certain exploration and evaluation costs are initially capitalized when it is expected that commercially viable reserves will result. The Ecopetrol Business Group uses its professional judgment of future events and circumstances and makes estimates to assess annually the generation of future economic benefits for extracting oil resources, as well as technical and commercial analyses to confirm its intention of continuing their development. Changes regarding available information, such as drilling success level or changes in the project’s economics, production costs, and investment levels, as well as other factors, may result in capitalized exploration drilling costs being recognized in profit or loss for the period. The expenses for dry wells, as a cost of the period, are included in operating activities in the consolidated statement of cash flows.

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

The calculations for these estimations are complex and involve significant judgments by Management. The ultimate decommissioning costs are uncertain and cost estimates can vary in response to many factors, including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing, extent and amount of expenditure may also change, for example, in response to changes in internal cost projections, changes in reserve estimates, future inflation rates and discount rates. Ecopetrol Business Group considers that the abandonment and dismantling costs are reasonable, based on the experience of the Ecopetrol Business Group and market conditions; nevertheless, significant variations in external factors used for the calculation of the estimation could significantly impact the amounts recorded in the financial statements. See Note 4.14 - Provisions and contingent liabilities (asset retirement obligation).

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

3.9	Income and deferred taxes

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

Furthermore, changes in tax rules could impact the capacity of the Ecopetrol Business Group to obtain tax deductions in future years, as well as the recognition of new tax liabilities resulting from auditing conducted by the tax authorities.

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

3.11Provision for material maintenance and replacement

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

4.Accounting policies

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

Bonds and bank credit facilities are initially recognized at their fair value, net of directly attributable transactions cost. After initial recognition, interest–bearing credit facilities and bonds are subsequently measured at amortized cost, using the effective interest rate method. The effective interest method amortization is included as a financial expense in the statement of profit or loss. Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the effective interest rate (EIR). The EIR amortization is included as finance costs in the statement of profit or loss.

Accounts payable to suppliers and creditors are short–term financial liabilities recorded at nominal value since it does not significantly differ from fair value.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Derecognition of financial liabilities

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Ecopetrol Business Group designates certain loans as a hedging instrument for its exposure to exchange rate risk in future crude oil exports. Additionally, Ecopetrol Business Group enters positions with derivative financial instruments such as commodity swaps, cross currency swaps or interest rate swaps to hedge commodity price risks, exchange rate risk and interest rate risk, respectively, which may also be designated as cash flow hedges (See Note 29.3).

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

Ecopetrol Business Group allocates long–term loans as hedging instruments for its exposure to foreign exchange risk on its investment in subsidiaries whose functional currency is the U.S. dollar. See Note 29.4.

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

The cost of crude oil includes to the production costs and the transportation costs related to the process of giving to the products the current conditions and locations.

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

Related parties are considered those where one of the parties can control the other, has joint control, or exercises significant influence in the financial or operational decision making of the investee or is a member of key management personnel (or close family member of key personnel). Ecopetrol Business Group has considered as related parties the associated companies, joint businesses, key management executives, the entities managing the resources for payment of post-employment benefit plans for employees and some relevant transactions entered with entities of the Colombian Government, such as the purchase of hydrocarbons and the oil stabilization fund. (See Note 30 – Related Parties).

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

4.3.2	Joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control exists only when decisions about the relevant activities require unanimous consent of the parties sharing such control. The accounting treatment for the recognition of joint ventures is the same as investments in associates (see Note  30).

4.4	Joint operations

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

The estimated useful life of assets fluctuates in the following ranges:

Plant and equipment	10 – 55 years
Pipelines, networks, and lines	6 – 63 years
Buildings	9 – 100 years
Other	3 – 35 years

Lands are recognized separately from buildings and facilities, have unlimited useful lives, and they are not subjected to depreciation.

Depreciation methods and useful lives are reviewed annually and adjusted if appropriate.

Impairment

Non-current assets are subject to review for possible impairment in their recoverable value. See notes 3.2 – Impairment (recovery) of the value of non-current assets and 4.13 – Impairment of the value of non - current assets.

4.7	Natural and environmental resources

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

Impairment

Assets associated to exploration, evaluation and production are subject to review for possible impairment in their carrying amount. See Notes 3.2 — Impairment (recovery) of non-current assets and 4.13 — Impairment of non–current assets.

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

Ecopetrol Business Group’s assets that were built to operate concessions where the grantor has no residual interest in the infrastructure and Ecopetrol Business Group has no obligation to return the assets are recognized under IFRS 16 - Leases. In these cases, the construction of the infrastructure is a service provided to the grantor, different from the operation and maintenance service. Revenue from services is measured and recorded in accordance with IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments, depending on the asset model.

Concessions assets are subject to impairment test in their recoverable value. See notes 3.2 - Impairment (recovery) of the value of non – current assets and 4.13 – Impairment of the value of long-term assets.

The detail of each type of concession by country is disclosed in Note 24 and Exhibit 3.

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

For purposes of impairment testing, assets are grouped into cash generating units (CGU), provided that those assets individually considered do not generate cash inflows that, to a greater extent, are independent from those generated by other assets or CGUs. The grouping of assets in different CGUs requires the exercise of professional judgment and the consideration, among other parameters, of the business segments. In this sense, in the Exploration and Production segment, each CGU corresponds to each one of the different contractual areas commonly called “fields”; by exception, in those cases where the cash inflows generated by several fields are interdependent from each other, those fields are grouped into a single CGU. In the case of the Refining and Petrochemicals, each CGUs corresponds to each one of the refineries, petrochemical plants, and companies in this segment of the Ecopetrol Business Group, for the Transportation and logistics segment, each pipeline system is considered an independent CGU, and for the Electric power transmission and toll roads concessions segment, which also includes telecommunication business, the CGUs correspond to three groups: energy power transmission, toll roads and telecommunications; these units are distributed in identified and independent groups of assets, agreements, subsidiaries, associates, and joint ventures defined within Interconexión Eléctrica S.A. E.S.P.

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

Fair value less costs of disposal is usually higher than the value in use for the asset in the production segment due to some significant restrictions in the estimation of future cash flows, such as: a) future capital expenses that improve the CGU performance, which could result in expected increase of net cash flows, and b) items that reflect specific business risks, resulting in a higher discount rate.

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

The following benefits are classified as long–term defined benefit plans recognized in the financial statements according to the calculations of an independent actuary:

●	Pensions
●	Pension bonds
●	Pension incentives
●	Health
●	Educational plan
●	Retroactive severances

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

In determining the appropriate discount rate, in absence of a broad high quality bond market, Management considers interest rates corresponding to the class B TES bonds issued by the Colombian Government as its best reference, at an appropriate discount rate with maturities extrapolated in line with the term expected for each benefit plan. The mortality rate is based on the country’s rate, the latest version of which is the RV08 mortality table published in resolution 1555 of October 2010. The future salary and pension increases are linked to the country’s future inflation rates. Note 21 – Provisions for employee benefits provides further details on key assumptions used.

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

4.17Revenue from contracts with customers

The Ecopetrol Business Group’s business is based on four principal sources of revenue from customer contracts: 1) sales of crude oil and natural gas, 2) services associated with the transport of hydrocarbons, 3) sales of refined and petrochemical products, and biofuels, and 4) electric power transmission and toll roads concessions. Revenue from customer contracts is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration that the Ecopetrol Business Group expects to receive in exchange for those goods or services.

Sales of crude oil and natural gas

Revenue from sales of crude oil and natural gas is recognized upon transfer of control to the buyer. This generally occurs when the product is physically transferred into a vessel, pipeline or by another delivery method, thus fulfilling the Ecopetrol Business Group’s performance obligations to its customers.

For some natural gas supply contracts with a replacement period, a distinction is made between quantities of gas consumed and not consumed to recognize the respective revenue or liability relating to quantities that will be requested in the future. Once the customer claims such natural gas, the revenue is recognized.

Services associated with the transport of hydrocarbons

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

4.18Costs and expenses

Costs and expenses are presented according to their function; they are detailed in the related disclosures in cost of sales, and administrative, operating, projects, and other associated expenses.

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

The operations of the Ecopetrol Business Group are performed through four business segments: 1) Exploration and Production, 2) Transport and Logistics, 3) Refining and Petrochemical, and 4) Electric Power Transmission and Toll Roads Concessions.

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

See information by segments in Note 32.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

5.New standards and regulatory changes

5.1New standards adopted by the Group, effective as of January 1, 2023

The IASB issued amendments to the following standards, with an effective date on January 1, 2023, or later periods:

●	Amendment to IAS 1 - Classifications of liabilities as current or non-current, modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when it does not have the right at the end of the reporting period to defer the liquidation of the liability during, at least, the twelve months following the date of the reporting period. This amendment is effective since January 1, 2023. In addition, on October 31, 2022, IASB issued an amendment on non-current liabilities with agreed conditions and modified the effective date to January 1, 2024.
●	IAS 12 Amendment: The IASB issued the amendment in May 2023, which provides to the companies a temporary exemption from accounting of deferred taxes arising from the international tax reform of the Organization for Economic Co-operation and Development (OECD), which published the rules to ensure that large multinational companies would be subject to a minimum tax rate of 15%.
●	IAS 1 – Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. Companies must disclose material information about their accounting policies and apply the concept of materiality to accounting policy disclosures. The amendments clarify the following points:
-	The word “significant” is changed to “material or relative importance”.
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

There is no relevant impact from this modification of IAS 1, neither regarding the classification of liabilities between current and non-current nor with respect to covenants.

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

IFRS 17 replaces IFRS 4 - Insurance Contracts and will be effective for the subsidiaries Black Gold Re and Linear Systems Re Ltd for the financial reporting period beginning January 1, 2023. The assessment of the impact of IFRS 17 did not represent a significant effect on the Group’s consolidated financial statements, given that most of the insurance contracts are short-term and would be managed by the PPA methodology - Simplified allocation of premiums.

Retroactive application only affected for other current liabilities accounts at the beginning of the earliest period presented in the consolidated financial statements in which the Ecopetrol Business Group adopted the standard, that is, on January 1, 2022. The impact of the adoption of this standard was as follows:

o	A decrease in retained earnings of $4,828 related to the risk adjustments estimations in BlackGold Re. as the modified retrospective application. This value also represented an increase in trade and other payables for $4,828.
o	For 2023, the effect of IFRS 17 represented an increase in other foreign services revenues of $3,763 (see Note 24), a decrease in trade and other payables and a $3,643, and a currency translation effect of $120.
5.2	New standards issued but not yet adopted
●	Amendment IAS 7 - Cash Flow Statement and IFRS 7 - Financial instruments: Disclosures. The IASB issued the amendment on disclosure requirements to improve the transparency of suppliers financing arrangements and their effects on a company’s liabilities, cash flows and liquidity risk exposure. The Amendment applies to annual periods beginning on January 1, 2024.
●	Amendment IAS 21 - Effects of Variations in Foreign Currency Exchange Rates. The Amendment establishes criteria that allows assessing whether a currency is interchangeable and knowing when it is not. Thus, it will be possible to determine the exchange rate to be used and the disclosures to be provided. The Amendment applies to annual periods beginning on January 1, 2025.
●	Modifications to IFRS 16 - Lease Liability in a Sale and Leaseback Transaction. In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure that the seller-lessee does not recognize any amount for profit or loss related to the right of use that it maintains.

The amendments to IFRS 16 will be effective for annual periods beginning on or after January 1, 2024, and must be applied retroactively to sale and leaseback transactions entered into after the date of initial application of IFRS 16. Early application is permitted as long as this fact is disclosed.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

5.3	New standards issued by the ISSB that with effect in future periods

The International Sustainability Standards Committee, in September 2023 issued the first international sustainability and climate standards: IFRS S1 General Requirements for the Information to be Disclosed on Sustainability related to Financial Information and IFRS S2 Weather-related Disclosures. The purpose of these standards is for entities to disclose information about their risks and opportunities related to sustainability and climate that is useful to the primary users of financial information for decision-making. An entity will apply these standards for reports for annual periods beginning on or after January 1, 2024. The Ecopetrol Business Group is currently assessing the corresponding regulations and the methodology for their implementation.

6.Cash and cash equivalents

	2023	2022
Banks	7,525,552	9,483,747
Short–term investments	4,808,610	5,915,067
Cash	1,953	2,244
	12,336,115	15,401,058

As of December 31, 2023, the balance of cash and cash equivalents (short-term investments) includes an amount of total restricted cash for $1,724,488 ($2,067,279 as of December 2022), mainly in a) Interconexión Eléctrica S.A. E.S.P. for $1,580,106 ($1,987,409 as of December 31, 2022), b) Cenit for $143,464 ($79,870 as of December 31, 2022, which corresponded to Oleoducto Bicentenario), and c) other companies for $918. The restricted cash amounts will be used in the next 12 months exclusively for the payment of principal and interest on loans.

The fair value of cash and cash equivalents approximates its book value due to its short-term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to a non-significant risk of changes in value. The effective rate of return on cash and cash equivalents as of December 31, 2023, was 9.8% (2022 – 8.5%).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following table reflects the credit quality of banks in which Ecopetrol Business Group has deposits and check accounts, and issuers of investments included in cash and cash equivalents:

Rating	2023	2022
F1+	2,349,260	466,031
F1	2,133,937	1,458,524
A-1	1,498,034	731,424
P AAA	1,475,084	—
AAA	993,553	5,356,966
P-1	741,041	—
B	670,268	16,753
F2	630,089	—
BRC1+	378,077	606,052
BB	103,066	463,681
F3	70,055	584
BBB	68,378	425,485
AAAF	64,518	—
AAAm	51,710	—
AAAmmf	4,562	5,508
C	3,156	—
Aaa	1,798	10,276
BRC1	1,513	1,201
A	—	919,903
A -2	—	749,912
AA	—	675,596
A3	—	647,316
A+	—	543,260
A-	—	477,059
A2	—	197,917
A1	—	192,594
Baa1	—	93,157
Caa3	—	4,385
Ba1	—	3,083
CCC	—	1,160
AAAf	—	714
Ba2	—	3
Baa3	—	1
Others	1,098,016	1,352,513
	12,336,115	15,401,058

See credit risk policy in Note 29.7.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

7.Trade and other receivables

	2023	2022
Current
Fuel Price stabilization fund (1)	20,505,603	26,296,870
Concessions (2)	4,054,429	5,194,909
Customers
Foreign	4,220,537	3,065,207
Domestic	3,087,463	3,268,944
Related parties (Note 30)	123,058	110,408
Accounts receivable from employees	106,022	115,922
Industrial services	40,729	70,762
Other	1,172,801	1,101,977
	33,310,642	39,224,999

Non–current
Concessions (2)	26,323,424	28,647,390
Customers
Foreign	150,033	185,331
Domestic	75,419	72,985
Accounts receivable from employees	565,914	498,415
Related parties (Note 30)	143,238	335
Other (3)	2,523,060	2,750,749
	29,781,088	32,155,205
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

During 2023, the Ministry of Finance and Public Credit paid $26,346,530 (2022 - $18,262,487) to the Ecopetrol Business Group as follows;

●	Payments to Ecopetrol for $2,876,149 (2022 – $4,639,779) in cash and $21,576,179 (2022 - $6,788,385) through offsetting with dividends payable to the Ministry of Finance and Public Credit, this operation did not generate cash flows and its effect implies an increase in the variation in working capital in the cash flow statement of the Ecopetrol Business Group. These payments correspond to the settlements of the second, third and fourth quarters of 2022.
●	Payments to Reficar for $1,894,202 (2022 - $6,114,489) in cash in August 2023, corresponding to settlement of the fourth quarter of 2022. During 2022, Reficar received a payment of $719,834 through Colombian sovereign bonds - TES (this operation did not generate cash flows).
(2)	Includes electric power transmission and toll roads concessions.
(3)

Corresponds mainly to accounts receivable from the Government of Brazil for employee benefits governed by Law 4819 of 1958 to ISA CTEEP, and crude loan agreements of the Business Group for transportation systems. The balance of these accounts receivable is  $2,279,637 (2022: $2,481,530) and the related provision for expected losses established, included in the provision line for expected credit losses, is $407,567 (2022: $475,936), representing a net book value of $1,872,070 (2022: $2,005,594). The administration monitors the progress and developments related to the legal aspect of the matter and continuously evaluates the possible impacts on its consolidated financial statements. The company will continue to comply with the monthly payment in accordance with the law. In addition, the process of collecting these amounts from the Government of the State of Sao Paulo and their recoverability assessment will continue.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The book value of trade and other receivables approximates their fair value.

The changes in the allowance for doubtful accounts for the year ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Opening balance	(906,118)	(750,191)	(291,144)
(Additions) reversal, net	(57,895)	(46,690)	2,665
Effect of business combination	—	—	(474,654)
Currency translation	111,013	(131,270)	4,794
Accounts receivable write–off and uses	38,715	22,033	8,148
Closing balance	(814,285)	(906,118)	(750,191)

8.Inventories

The inventories balance is presented net of the allowance for inventory losses.

	2023	2022
Crude oil (1)	4,715,047	5,971,109
Fuels and petrochemicals (2)	2,356,585	3,241,154
Materials for goods production	3,130,816	2,667,771
	10,202,448	11,880,034
(1)	The variation is mainly due to higher consumption of crude oil inventories due to higher loads and processing of intermediate streams.
(2)	The variation is mainly due to the lower level of imported product due to better operations in refineries, which reduces the weighted valuation.

The following are the changes of the allowances for losses for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Opening balance	(128,797)	(127,662)	(109,549)
Additions	(23,373)	(18,236)	(58,437)
Increase due to business combination	—	—	(2,837)
Foreign currency translation	6,873	(3,591)	(1,449)
Other	(44,581)	20,692	44,610
Closing balance	(189,878)	(128,797)	(127,662)

Crude oil, fuel, and petrochemicals inventories are adjusted to the lower of cost and net realizable value, mainly due to fluctuations in international crude oil prices. The amount recorded for this in  2023 was $(10,660) (2022 - $133,164; 2021 - $23,785).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

9.Other financial assets

	2023	2022
Assets measured at fair value
Investments in equity securities and trust funds (1)	1,210,138	875,335
Investment Portfolio – Foreign currency	364,962	1,056,385
Hedging instruments (2)	231,463	311
Investment Portfolio – Local currency	54,887	761,687
Assets measured at fair value through other comprehensive income	2,007	3,583
	1,863,457	2,697,301
Assets measured at amortized cost (3)	369,318	28,570
	2,232,775	2,725,871

Current	1,860,928	1,162,127
Non–current	371,847	1,563,744
	2,232,775	2,725,871
(1)	They include deposits in trusts companies and restricted funds in Brazil, Peru, Chile, and Colombia.
(2)	As of December 31, 2023, corresponds to swap contracts to hedge commodity price risk and forwards contracts to hedge exchange rate risk mainly in Ecopetrol S.A. and Interconexión Eléctrica S.A. E.S.P.
(3)	Includes investments with maturities greater than 90 days, in Chile and Colombia.

The average return of the investment portfolio in Colombian pesos (local currency) and U.S. dollars (foreign currency) were 12.9% (2022 - 4.3%) and 7.7% (2022 - 13.11%), respectively.

Changes in fair value are recognized in financial results (Note 28).

9.1	Restrictions

As of December 31, 2023 and 2022, there were restricted funds for $68,069 and $328,283 respectively, which have a specific destination, mainly in: i) Isa Interchile, for $26,666 (2022: $289,964), for obligations acquired in the issuance of Bond 144. Reg. S that establish certain restrictions and limitations on the use of resources with the purpose of guaranteeing the payment of long-term interest and capital, ii) Interligação Elétrica Norte e Nordeste, for $12,743 (2022: $16,227), related to a guarantee granted to Banco do Nordeste do Brasil (BNB) until the debt with the bank is paid and, iii) ISA, for $11,547 (2022: $8,714), associated with administration and payment trusts established for the projects of the Mining and Energy Planning Unit (UPME), resources retained by judicial seizures and the resources to develop the Conexión Jaguar program.

9.2	Maturity

The following is the balance of other financial assets by date to maturity as of December 31, 2023, and 2022:

	2023	2022
Up to 1 year	1,860,928	1,162,127
1 – 2 years	291,392	673,169
2 – 5 years	28,186	452,417
> 5 years	52,269	438,158
	2,232,775	2,725,871

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

9.3	Fair value

The following is the balance of other financial assets by fair value hierarchy level as of December 31, 2023, and 2022:

	2023	2022
Level 1	1,526,458	1,892,486
Level 2	336,999	804,815
	1,863,457	2,697,301

There were no transfers between hierarchy levels for the years ended December 31, 2023, and 2022.

9.4	Credit rating

The following table reflects the credit quality of the issuers of other financial assets:

	2023	2022
B	1,263,144	—
BB	296,394	1,051,042
F1	259,003	—
P-1	150,905	—
A-2	116,738	—
F2	55,606	—
AAA	22,864	40,369
BB+	13,921	898,072
A1	13,904	—
BBB	302	4,153
Baa3	3	—
Ba1	—	388,743
Ba2	—	16,227
A	—	14,702
A3	—	9,918
F3	—	4,457
F1+	—	29
Others	39,991	298,159
	2,232,775	2,725,871

See credit risk policy in Note 29.7.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.Taxes

10.1Current and non-current tax assets and liabilities

	2023	2022
Current tax assets
Income tax (1)	1,228,477	279,457
VAT refund (2)	4,548,264	4,725,281
Other taxes (3)	2,334,338	1,779,654
	8,111,079	6,784,392
Non-current tax assets
Deferred tax assets (4)	10,522,725	13,392,480
Income tax credits	7,332	8,570
	10,530,057	13,401,050

Current tax liabilities
Income tax payable (5)	1,746,972	6,617,468
Industry and commerce tax (6)	367,861	346,958
National tax and surcharge on gasoline	211,819	181,490
Value added tax	103,724	206,341
Carbon tax	92,736	77,721
Other taxes (7)	346,113	200,923
	2,869,225	7,630,901

Non-current tax liabilities
Deferred tax liabilities (8)	11,824,515	13,479,336
Income tax	1,742,998	1,796,308
	13,567,513	15,275,644

(1)

The increase corresponds to the balance in favor of the income tax generated in Ecopetrol for $981,881 due to the change in self-withholding rates. Additionally, Refinería de Cartagena is offsetting tax losses, therefore there is not tax due for the fiscal year. Thus Refinerias advance payment increase the balance favor.

(2)	The variation corresponds mainly to the balance in favor in value added tax (VAT) in Ecopetrol S.A for ($315,848), Esenttia S.A. for $64,340, and ISA for $82,378.
(3)

Includes the potential tax credit for the VAT paid on the acquisition of real productive fixed assets, in accordance with the section 258-1 of the Colombia Tax Code. Additionally, it includes advances and self-withholdings of territorial taxes.

(4)

The decrease of the deferred tax assets mainly corresponds to the realizability of the unrealized foreign exchange from 2023. The effect of the revaluation of the peso against the dollar in Ecopetrol S.A. of loans and borrowings in US dollar.

(5)

The variation mainly corresponds to the decrease by 31.88% in results obtained in the year by Ecopetrol S.A., due to the decrease of revenues given the decrease in the average prices of the basket of crude oil, natural gas, and products, among others.

(6)	The variation mainly corresponds to ISA for $88,901, due to lower taxable income.
(7)

The variation corresponds mainly to a pending payment of value added tax to the National Tax and Customs Direction of Colombia for nationalization of imports in Ecopetrol, and the income tax associated with the current works by taxes mechanism.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(8)

The variation mainly corresponds to the temporary differences related to IAS 12.41 and the deferred tax of ISA, represented by the changes related to the contractual asset CPC 47 and the deferral of income in accordance with Law 12,973/2014 in Companhia de Transmissao de Energia Eletrica Paulista (CTEEP), and lower tax deduction for the disposal of Yaros substation in Consorcio Transmantaro, among others.

10.2Income tax

In accordance with Law 2010/2019 and Laws 2155/2021 and 2277/2022, the tax provisions applicable in Colombia for taxable years 2022 and 2023, are the following:

●	The income tax rate applicable to national companies and foreign entities operating in Colombia will be 35% for 2022 and beyond.
●	From the year 2021, the presumptive income rate was 0% of the taxpayer’s net equity from the immediately previous year.
●	The income tax for tax free trade zone users will be 20%. If the company located in the free zone has a Legal Stability Agreement (hereinafter LSA), the income tax rate is 15% during the term of said contract. This is the case of Refinería de Cartagena S.A.S. until 2023 and Esenttia Masterbatch Ltda. until 2028.
●	For fiscal years 2022 and 2023, Ecopetrol Business Group has subsidiaries that are subject to 35% income tax rate, subsidiaries located in free trade zones (Refinería de Cartagena and Esenttia Masterbatch Ltda.) that were subject to a 15% income tax rate depending upon whether they complied with the Legal Stability Contract (LSA) rules and other subsidiaries in Brazil, Chile, Perú, USA, that were subject to 34%, 27%, 29.5%, 21%, respectively.
●	For Ecopetrol S.A. and Hocol, additional surcharge must be added to the general income tax rate of 35%. This surcharge will be calculated taking as reference the average Brent price of the last 10 years, which will be updated by the inflation index of the United States of America to update them to values constants. Based on these, the percentiles that give rise to the additional surcharge to the general rate are determined as indicated below:

< percentile 30	0%
> = to percentile 30 and < to percentile 45	5%
> = to percentile 45 and < to percentile 60	10%
> = to percentile 60	15%

●	The tax depreciation percentages are adjusted based on the table established in Law 1819 of 2016. On the other hand, oil investments depletion will be calculated based on the technical production units as it is recorded for accounting purposes.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	Expenses for the acquisition of exploration rights, geology and geophysics, exploratory drilling, among others, are capitalizable until the technical feasibility and commercial viability of extracting the resource are determined.
●	Fluctuations in items expressed in foreign currency will only have tax effects at the time of disposal or payment in the case of assets, or liquidation or partial payment in the case of liabilities.
●	Tax losses generated as of January 1, 2017, may be offset against ordinary net income obtained in the following 12 taxable years, except for companies that have signed a legal stability contract, and included within it the article that they contemplated that tax losses did not have an expiration date.

Related to income tax in other countries in which the Business Group operates, the following are the main aspects to consider:

Peru

●	Current income tax rate is 29.5% on the taxable income after deducting the employes participation, which is calculated with a rate of 5% or 10% on the taxable income.
●	Dividends and other forms of profit distribution are subject 5% income tax rate.
●	From 2021, the financial expenses deduction is limited to 30% of tax Ebitda.
●	Intra-group services deduction is allowed for low value-added services to the extent that the deductible amount does not exceed expenses and costs plus a 5% margin.

Brazil

●	Legal entities income tax and Social Contribution on Liquid Profits are federal taxes that affect the income of the legal entity in its real or presumed profit.
●	Real profit: Tax is determined based on the results for each period, establishing the taxable base considering the accounting profit and performing the depurations determined in tax legislation. All income and returns on capital are included in the calculation base. The 34% rate is applied to the taxable base of liquid profit.
●	Presumed profit: it is a simplified form taxation for the calculation base. Applies to legal entities that have gross income up to BRL $78 million in the immediately preceding year. In this system, the tax base is determined by applying the rate of 8%, 12% or 32% to gross income (the rate to be applied depends on the activity carried out by the taxpayer) and the rate of 34% is applied to the result.

Statute of limitations of tax returns

In Colombia, the income tax returns of the taxable years 2011, 2014, 2015, 2016, 2017, 2018, 2019, 2020, 2021,  and 2022 and income tax for equality - CREE - of the taxable years 2014, 2015, and 2016 can still be reviewed by the tax authorities. The management of Ecopetrol Business Group considers that the amounts recorded as liabilities for taxes payable are sufficient and are supported by the law to meet any claim that may be established with respect to such years.

In Colombia, as of January 1, 2017, the statute of limitations for the income tax return corresponds to three-year (3) counted from the due date to file the return or the filing date, when these have been lately filed. In the case of Ecopetrol S.A., because it is subject to compliance with transfer pricing rules, the final term is 6 years. However, Law 2010 of 2019 established that this term will be 5 years, for returns submitted after January 1, 2020.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

For the years 2022 and 2023, in accordance with Law 2155 of 2021, the time in which the tax authorities can audit an income tax return is reduced, which goes from 5 years to between 6 to 12 months, depending on if the net income increased to 35% or 25% compared to that was declared in the immediately previous year.

Regarding those returns in which balances are presented in favor, the final term is 3 years, from the date of presentation of the request for refund or compensation.

Starting in 2020, tax returns that present tax losses can be reviewed by tax authorities within 5 years from the date of filing and/or correction.

Income tax expense

	2023	2022	2021
Current income tax (1)	12,807,005	16,791,619	6,975,549
Deferred income tax (2)	(3,310,147)	2,813,817	1,939,567
Deferred income tax – rate change (3)	1,941,995	(658,919)	(28,993)
Adjustments to prior years’ current and deferred tax (4)	77,022	17,421	(90,860)
Income tax expenses	11,515,875	18,963,938	8,795,263
(1)

The variation between 2023 and 2022 by ($3,984,614) corresponds mainly to the decrease in results obtained in the year in Ecopetrol S.A., generated by the decrease in revenues given the lower average prices of the crude basket oil, natural gas, and products, among others.

(2)

The variation between 2023 and 2022 by ($6,123,964) corresponds mainly i) to the effect of the exchange rate on loans denominated in US dollars, because of the revaluation of the Colombian peso against the US dollar in Ecopetrol S.A. and the adjustments in the surcharge rates to calculate the deferred income tax in Ecopetrol S.A and Hocol S.A., ii) Adjustment IAS 12.41 due to decrease the 20.5% in the exchange rate, among others

(3)

The variation between 2023 and 2022 by $2,600,914 corresponds mainly to the adjustments in the surcharge rates to calculate the deferred income tax in Ecopetrol S.A and Hocol S.A, according to Resolution No. 0061 of January 31, 2024, of the National Hydrocarbons Agency (ANH, by its acronym in Spanish)

(4)

The variation between 2023 and 2022 by $59,600 corresponds mainly to the adjustment to the income tax provision for fiscal year 2014 and the difference between the provision and the income tax return for fiscal year 2022 filed in 2023.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Reconciliation of the income tax expenses

The reconciliation between the income tax expense and the current tax applicable to the Ecopetrol Business Group is as follows:

	2023	2022	2021
Net income before income tax	36,898,946	54,163,418	26,425,817
Statutory rate (Colombia)	35.0%	35.0%	31.0%
Income tax at statutory rate	12,914,631	18,957,196	8,192,003
Effective tax rate reconciliation items:
Adjustment - IAS 12.41	(2,032,193)	1,946,269	1,194,065
Non–deductible expenses	646,616	448,433	387,407
Rate differential adjustment	(1,630,935)	(670,080)	(304,176)
Non–taxable income	(1,080,149)	(739,243)	(517,483)
Prior years’ taxes	77,022	17,421	(90,860)
Foreign currency translation and exchange difference	577,949	(82,028)	(149,035)
Tax discounts and tax credit	(18,215)	(184,054)	(173,154)
Others	119,154	(71,057)	285,489
Effect of tax reform	1,941,995	(658,919)	(28,993)
Income tax calculated	11,515,875	18,963,938	8,795,263
Effective tax rate	31.2%	35.0%	33.3%
Current	12,867,278	16,801,363	6,940,660
Deferred	(1,351,403)	2,162,575	1,854,603
	11,515,875	18,963,938	8,795,263

The effective tax rate as of December 31, 2023, is 31.2% (2022 – 35.0%). The variation of (3.8%) compared to the previous period is mainly due to: a) the effect of the companies of the Group with profit that have a nominal tax rate different from the parent company (Refineria de Cartagena - $841,937 Ecopetrol Capital AG - $39,489, Esenttia MB - $47,781, Ecopetrol USA - $133,579, Ecopetrol Permian - $179,955 and others - $183,485), b) to the decrease in results obtained in the year in Ecopetrol S.A and Hocol, generated by the decrease in revenues given the lower average prices of the crude basket oil, natural gas, and products, and c) the adjustment IAS 12.41 due to decrease the 20.5% in the exchange rate, among others.

Deferred income tax

	2023	2022
Deferred tax assets (1)	10,522,725	13,392,480
Deferred tax liabilities (2)	(11,824,515)	(13,479,336)
Net deferred income tax	(1,301,790)	(86,856)
(1)

The variation corresponds mainly to the effect of the exchange difference in loans and borrowings in dollars, the updating of the actuarial calculation, variations in the elements to calculate the present value of the technical costs of the abandonment provision and the updating of projected surcharges, among others.

(2)

The variation mainly corresponds to the temporary differences related to IAS 12.41 and the deferred tax of ISA, represented by the changes related to the contractual asset CPC 47 and the deferral of income in accordance with Law 12,973/2014 in Companhia de Transmissao de Energia Eletrica Paulista (CTEEP), and lower tax deduction for the disposal of Yaros substation in Consorcio Transmantaro, among others.

The financial projections of the Ecopetrol Business Group suggest that, in the future, sufficient profits will be generated to ensure the recoverability of the active deferred tax asset.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The detail of deferred tax assets and liabilities is as follows:

	2023	2022
Deferred tax assets (liabilities)
Loans (1)	192,923	8,707,743
Loss carry forwards (2)	5,519,519	6,497,845
Provisions (3)	5,063,332	3,712,239
Other assets (4)	689,369	1,144,097
Employee benefits (5)	3,623,801	963,558
Accounts payable	(60,255)	54,611
Goodwill (6)	(603,445)	(604,350)
Intangibles (7)	(1,208,349)	(1,573,224)
Other	(387,146)	(182,419)
Other liabilities (8)	(3,429,662)	(2,887,670)
Accounts receivable (9)	(3,766,299)	(4,558,699)
Property plant and equipment and Natural and environmental resources (10)	(6,935,578)	(11,360,587)
	(1,301,790)	(86,856)
(1)	The variation corresponds mainly to the effect of exchange difference of loans and borrowings, considering the revaluation of the Colombian peso against the US dollar.
(2)	In 2023, a deferred tax asset for tax losses carryforwards was recognized for $5,519,519 (2022 - $6,497,845) in the following companies:
-	Tax losses that do not expire: Ecopetrol USA for $60,568 (2022 - $339,950); Refinería de Cartagena for $1,916,114 (2022 - $1,871,732); and ISA Group companies in Chile for $7,610 (2022 - $35,806).
-	Tax losses that expire in 12 years in Invercolsa for $16,112 (2022 - $17,524) and Esenttia for $76,337.
-	Tax losses that expire in 20 years from the date they were recognized by Ecopetrol USA Inc. for $1,499,997 (2022 - $1,887,805).
-

Tax losses expiring in 2025 of Ruta de la Araucanía and Transamerican for $45,147 (2022 - $111,273); 2027: Ruta Costera for $174,855 (2022 - $84,964); 2030: from Internexa Chile for ($16,062); 2029: Ruta del Maipó for $759,609 (2022 - $1,000,632); 2040: from ISA Interchile for $933,113 (2022 - $1,104,625); and 2044: Ruta del Loa for $30,057 (2022 - $27,472).

(3)Corresponds to non-deductible accounting provisions, mainly the asset retirement obligation (ARO) provision.

(4)	The variation corresponds mainly to the effect of the uploading and increase of the financial asset due to UF readjustment in Maipó (Chile) in 2022.
(5)	Corresponds to update of the actuarial calculations for health, pensions and bonds, education, and other long-term benefits to employee.
(6)

According to Colombian tax law until the fiscal year 2016, goodwill was subject to amortization for fiscal proposes, while under IFRS it is only allowed to be subject to impairment tests, a difference that results in a deferred tax liability.

(7)	The variation corresponds mainly to the effect of the re-expression and dispossal of the Yaros substation of Consorcio Transmantaro (Peru).
(8)	The variation corresponds mainly to the effect of the re-expression and decrease of the financial asset in LOA route (Chile).
(9)	The variation corresponds mainly to the effect of the re-expression and changes in the portfolio of CTEEP (Brazil).
(10)

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The Ecopetrol Business Group offsets tax assets and liabilities only if it has a legally enforceable right to offset current tax assets and liabilities, and to the extent that they relate to income taxes required by the same tax jurisdiction and by the same tax authority.

The movements of deferred income tax for the years as of December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Opening balance	(86,856)	(1,825,605)	6,034,706
Deferred tax recognized in profit or loss	1,351,403	(2,162,575)	(1,854,603)
Increase due to business combination	—	96,767	(7,877,297)
Deferred tax recognized in other comprehensive income (a)	(3,726,415)	4,769,474	1,535,151
Other	—	(24,132)	(35,033)
Foreign currency translation	1,160,078	(940,785)	371,471
Closing balance	(1,301,790)	(86,856)	(1,825,605)

(a)The following is the detail of the income tax recorded in other comprehensive income:

December 31. 2023	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 21.1)	4,460,534	(1,726,261)	2,734,273
Cash flow hedging for future crude oil exports (Note 29.3)	(5,695,565)	2,624,019	(3,071,546)
Hedge of a net investment in a foreign operation (Note 29.4)	(8,973,471)	2,760,084	(6,213,387)
Hedge with derivative instruments	(242,284)	68,573	(173,711)
	(10,450,786)	3,726,415	(6,724,371)

December 31. 2022	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 21.1)	1,254,514	(586,260)	668,254
Cash flow hedging for future crude oil exports (Note 29.3)	3,167,351	(1,638,602)	1,528,749
Hedge of a net investment in a foreign operation (Note 29.4)	7,526,124	(2,538,389)	4,987,735
Hedge with derivative instruments	(111,690)	(6,223)	(117,913)
	11,836,299	(4,769,474)	7,066,825

December 31. 2021	Pre-tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 21.1)	(2,456,667)	679,510	(1,777,157)
Cash flow hedging for future crude oil exports (Note 29.3)	1,259,269	(450,492)	808,777
Hedge of a net investment in a foreign operation (Note 29.4)	4,579,758	(1,708,348)	2,871,410
Hedge with derivative instruments	191,487	(55,821)	135,666
	3,573,847	(1,535,151)	2,038,696

Deferred tax assets not recognized

Deferred tax assets related to tax loss carryforwards incurred by the subsidiaries of ISA Group: Ruta del Bosque (Chile) for $100,356 (2022 – $102,864), Ruta del Maule (Chile) for $36,138 (2022 - $43,702), ISA Interconexiones Viales for $3,094, ISA Inversiones Costeras Chile for $39,221, Internexa Chile for $12,859, ISA Inversiones Chile Ltda. for $39,161, ISA Intervial Colombia for $542 (2022: $564), ISA Capital Do Brasil for $17,093 (2022:$20,216), Internexa Brasil Operadora de Telecomunicações for $95,226 (2022:$101,525), Internexa Participações (Brasil) for $2,579(2022:$2,913) and ISA Bolivia for $4,934 (2022:$4,142), are not recognized, since Management has assessed and reached the conclusion that it is not probable that the deferred tax asset related to these tax losses and presumptive excess income is recoverable in foreseeable future.

If Ecopetrol Business Group had been able to recognize the unrecognized deferred tax asset, the profit for the year ended December 31, 2023, would have increased by $351,203 (2022 - $363,158).

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

Deferred tax liabilities (assets) not recognized in subsidiaries

As of December 31, 2023, in connection with paragraph 39 of IAS 12 deferred tax liabilities are not recognized on the difference between the accounting and tax bases associated with investments in subsidiaries, joint ventures of Ecopetrol S.A. (Base: $-22,891 Tax: $-3,276).

Dividends received in the year 2023 were untaxed. The Company expects this same treatment for the dividends it receives in 2024.

Additionally, in connection with paragraph 44 of IAS 12 deferred tax assets are not recognized on the difference between the accounting and tax bases associated with investments in subsidiaries, joint ventures of Ecopetrol S.A. (Base: $11,573 Tax: $1,736).

Minimum Tax Rate (Colombia Tax Law)

In accordance with numeral 2 of paragraph 6 of article 240 of the Tax Code, taxpayers who are tax residents in Colombia whose financial statements are subject to consolidation must calculate the adjusted tax rate in a consolidated manner.

For the taxable year 2023, according to the calculation made by Ecopetrol, the minimum tax rate of the companies with tax residence in Colombia of the Ecopetrol Group is greater than 15%. Given the above, the company does not recognize an additional expense for this concept.

2023
Adjusted tax
Net income tax of Colombia Business Group companies	11,533,898
(+) Tax discounts or tax credits	3,359
(-) Income tax on passive income from controlled entities abroad	(5,423)
Total Tax Adjusted	11,531,834

Adjusted profit
Profit before income tax expense of Colombia Business Group companies	48,160,689
(+)Permanent differences enshrined in law and that increase net income	9,512,825
(-) Income that does not constitute income or occasional profit, which affects accounting or financial profit	(6,694,161)
(-)Share of profits of associates and joint ventures of the respective taxable year of Colombia Business Group companies	(17,039,972)
(-) Net value of income from occasional gains that affect accounting or financial profit	(10)
(-) Exempt income due to the application of treaties to avoid double taxation	(567,826)
(-) Offsetting of tax losses or excesses of presumptive income taken in the taxable year and that did not affect the accounting profit of the period	(2,472,219)
Total Adjusted Profit	30,899,326

Adjusted tax rate	37.3%

Income tax to add	—

Pillar II

The Ecopetrol Group has a presence in the jurisdictions of Argentina, Bahamas, Brazil, Bolivia, Cayman, Chile, Colombia, Spain, United States, Mexico, Peru, Singapore, and Switzerland. The Ecopetrol Group reviewed its corporate structure in order to determine

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

possible impacts of the introduction of the Pillar model rules, as well as to determine the progress of each jurisdiction in implementing this international standard.

The ongoing assessment is based on the most recent tax returns and country-by-country report for the year 2022, as well as the most up-to-date financial information for the year 2023. From the analysis carried out on the implementation of Pillar II in those countries in which in which the Company has a presence, it was identified that in some of them the regulations were issued to establish the Qualified Domestic Minimum Top-up Tax (QDMTT) as of January 1, 2024. However, no country has established internal regulations for the Income Inclusion Rule (IIR) and the Undertaxed Profits Rule (UTPR), which means that there are no tools associated with Pillar II that allow access to the income tax of other jurisdictions, whose Effective Tax Rate is less than 15%.

Currently, the Ecopetrol Business Group is unable to provide information on potential exposure to Pillar II income taxes, considering that in the jurisdictions in which Ecopetrol operates, although countries such as Spain and Switzerland have adopted Pillar II in their domestic legislation, there are still delays in the implementation of the payment rules as of December 31, 2023. The Business Group will continue monitoring the implementation of BEPS 2.0 in jurisdictions that already have progress. Additionally, the Company will work in 2024 on the assessment and calculation of the global minimum tax rate.

Notwithstanding, based on the mandatory temporary exception contemplated in the Amendment to IAS12, Ecopetrol Business Group does not recognize deferred tax assets or liabilities associated with the Pillar II income taxes, in its consolidated financial statement for taxable year 2023.

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

In accordance with the aforementioned interpretation, the Ecopetrol Business Group considers that uncertain tax positions included in its determination of income tax will not affect the results if it is probable that the position will be accepted by the tax authorities. Notwithstanding, the Ecopetrol Business Group will continue to monitor new tax regulations and ruling issued by the tax authority and other entities.

10.3.Other taxes

Dividend taxes

Starting on the profits generated from the year 2017, the tax on dividends applies to resident natural persons, national companies, and foreign entities.

Law 1943 of 2018 established that, as of January 1, 2019, dividends and participations paid or credited to the account from profit distributions that have been considered as income that does not constitute income or occasional profit between Colombian companies, are subject to a withholding for dividend tax at a rate of 10% from 2022 according to Law 2277 of 2022. This withholding is transferable to the final beneficiary, foreign entity, or natural person tax resident in Colombia. On the other hand, if the profits charged to which the dividends were distributed were not subject to tax at the company level, said dividends are taxed with the income tax applicable in the period of distribution. In this case, the 10% withholding will apply to the value of the dividend once decreased with the income tax (35% for the year 2023).

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

Ecopetrol Business Group submitted in 2023 the transfer pricing information for 2022 corresponding to the informative return, the supporting documentation, the country-by-country report, and the master file, in accordance with current tax regulations.

For the taxable year 2023, the transactions with economic related parties abroad, as well as the business conditions under which such operations were made and the general structure, did not vary significantly with respect to the previous year. For this reason, it is possible to infer that said transactions were recognized in accordance with the arm’s length principle. It is estimated that no adjustments related to the transfer pricing analysis of the year 2023 will be required, which imply changes in the income provision of the same year.

Value Added Tax

The VAT already paid by the user of the free zone is excluded from the basis to settle the VAT on imports of goods from the free zone. Article 491 of the Tax Code expressly prohibits the possibility to consider the VAT paid on the acquisition of fixed assets as deductible tax. In addition, three VAT exemption days a year are established in Colombia for certain products, with limits depending on the units purchased.

Additionally, the list of goods and services excluded from VAT enshrined in articles 424, 426, and 476 of the Tax Code was modified, and article 437 of the Tax Code was added, regarding guidelines on compliance with formal duties regarding to VAT on the part of service providers from abroad and it was indicated that VAT withholding may be up to 50% of the value of the tax, subject to regulation by the National Government. The VAT rate remains at 19%. (Art. 424, Art. 426, Art. 476 Tax Code).

Tax procedures

In terms of procedure, there are modifications: (i) withholding that, despite being ineffective, will be enforceable, (ii) electronic notification of administrative acts, (iii) payment of glosses in the statement of objections to avoid default interest, (iv) elimination of the extension of the finality to additional three years for offsetting of tax losses, and (v) the term of the finality will be 5 years, compared to the years in which there is an obligation to comply with the transfer pricing regime.

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

Audit benefit: For the fiscal years 2022 and 2023, this Law reduces the time in which the tax authorities can audit an income tax return, from 5 years to between 6 to 12 months, depending on whether the net income tax increased to 35% or 25% with respect to that income tax return in the last fiscal year.

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

This mechanism will also be applicable to those projects declared of national importance that are strategic for the economic and/or social reactivation of the Nation, even if they are not located in the previous territories (subject to the approval of the Ministry of Finance and Public Credit in Colombia).

Tax reform Law 2277 of December 13, 2022

The most relevant aspects of this reform in the Business Group’s taxes.

Non-deductibility of royalties: The deductibility of oil royalties paid to the Colombian Government for the exploitation of non-renewable resources is restricted, regardless of the denomination of the payment.

On November 16, 2023, the Constitutional Court in Colombia issued ruling C-489 in which it determined that royalties are a deductible cost of income tax.

In December 2023, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested the Constitutional Court to review the ruling issued, alleging a fiscal impact and its nullity. Given that the National Government has not filed the corresponding request, the Constitutional Court has not issued any consideration. If the Court decides to modulate the effects of the judgment issued in November 2023, the effects must be reflected in 2024.

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

A minimum tax rate of 15% is introduced for income taxpayers. This minimum rate is called the adjusted tax rate and cannot be less than 15%. This rate is determined by dividing the adjusted tax by the adjusted profit. In turn, the factors that make up the adjusted profit and the tax are established to delimit their determination. If the adjusted tax rate is less than 15%, there must be an adjusted to recognize the minimum 15%.

This minimum taxation does not apply in several cases, including foreign legal entities without residence in the country; Special Economic and Social Zones, during the period that their income tax rate is 0%; the ZOMAC; income from hotel services subject to a 15% rate; publishing companies with the exclusive corporate purpose of publishing books; industrial and mixed economy companies in the Government with a 9% rate; and concession contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Taxation of non-resident entities with significant economic presence in Colombia: Non-residents that sell goods and/or provide certain digital services (listed in the standard) to people located in Colombia, could have a significant economic presence in the country and would be subject to a withholding tax of 10%, or they could choose to file an income tax return and apply a 3% rate on gross income.

Significant economic presence would exist when the non-resident (also considering its related parties):

●	Obtains gross income greater than 31,300 UVT for transactions with people located in Colombia.
●	Has a systematic and deliberate interaction with the Colombian market. The above is presumed to happen if an interaction or marketing deployment is maintained with 300,000 or more users located in Colombia, or if there is the possibility of viewing prices in Colombian pesos (COP) or allowing payment in this currency.

Discount for investments made in research, technological development, or innovation: Investments in projects qualified by the National Council of Tax Benefits in Science and Technology in Innovation will have the right to discount 30% of the value invested in said income tax projects in the taxable period in which the investment was made. It is not possible to take the cost or deduction simultaneously with the discount.

Tax benefits and incentives limits: For income taxpayers, other than natural persons and illiquid successions, the value of income that does not constitute income for tax purposes or occasional gain, special deductions, exempt income, and tax discounts may not exceed the 3% per year of ordinary liquid income before deducting the special deductions contemplated in the regulations.

Industry and commerce tax deduction: The industry and commerce tax paid will be 100% deductible as of taxable year 2023, it can no longer be treated as a tax discount.

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

11.Other assets

	2023	2022
Current
Partners in joint operations	845,590	871,409
Prepaid expenses	789,029	693,341
Advanced payments to contractors and suppliers	553,356	679,829
Trust funds	547,439	507,163
Related parties (Note 30)	84	1,087
Other assets	33,531	25,651
	2,769,029	2,778,480
Non–current
Abandonment and pension funds	648,980	568,066
Trust funds	245,790	184,464
Employee benefits	332,710	342,143
Advanced payments and deposits	55,178	87,684
Judicial deposits and attachments	47,264	54,776
Other assets	303,891	216,214
	1,633,813	1,453,347

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.Investments in associates and joint ventures

12.1Composition and movements

	2023	2022
Joint ventures
Interligação Elétrica do Madeira S.A.	1,705,188	1,871,142
Transmissora Aliança de Energia Elétrica S.A.	1,513,497	1,830,504
Equion Energía Limited	1,037,418	1,191,154
Interligação Elétrica Paraguaçu S.A.	526,294	614,112
Interligação Elétrica Garanhuns S.A.	500,889	571,328
Interligação Elétrica Ivaí S.A.	456,076	469,176
Interligação Elétrica Aimorés S.A.	335,995	411,495
Conexión Kimal Lo Aguirre S.A.	119,069	169,230
Ecodiesel Colombia S.A.	85,030	54,614
Transnexa S.A. E.M.A.	8,545	8,545
Interconexión Eléctrica Colombia Panamá S.A.	2,544	20,516
Derivex S.A.	1,123	439
Parques de Rio	71	83
Interconexión Eléctrica Colombia Panamá S.A.S E.S.P.	4	4
	6,291,743	7,212,342
Less impairment:
Equion Energía Limited	(408,183)	(400,196)
Transnexa S.A. E.M.A.	(8,545)	(8,545)
	5,875,015	6,803,601
Associates
Gases del Caribe S.A. E.S.P.	1,527,699	1,495,341
ATP Tower Holdings	720,332	913,218
Gas Natural del Oriente S.A. E.S.P.	156,353	148,254
Gases de la Guajira S.A. E.S.P.	69,996	69,376
E2 Energía Eficiente S.A. E.S.P.	34,432	34,944
Extrucol S.A.	30,147	27,680
Serviport S.A.	9,399	9,399
Sociedad Portuaria Olefinas y Derivados S.A.	4,658	4,186
	2,553,016	2,702,398
Less impairment: Serviport S.A.	(9,399)	(9,399)
	2,543,617	2,692,999
	8,418,632	9,496,600

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement of investments in associates and joint ventures:

For the year ended December 31, 2023:

	Associates	Joint ventures	Total
Opening balance	2,692,999	6,803,601	9,496,600
Capital contributions	—	853	853
Effects of equity method through:
Profit or loss	197,732	607,617	805,349
Other comprehensive income	(168,566)	(1,181,002)	(1,349,568)
Dividends declared (1)	(178,548)	(348,067)	(526,615)
Impairment (Note 17)	—	(7,987)	(7,987)
Closing balance	2,543,617	5,875,015	8,418,632
(1)

During 2023, Ecopetrol Business Group received dividends of $482,124 from its investments Transmissora Aliança de Energía Elétrica, Interligação Elétrica Paraguaçu, Interligação Elétrica Aimorés, Gases del Caribe, Gas Natural del Oriente, Gases de la Guajira and Extrucol.

For the year ended December 31, 2022:

	Associates	Joint ventures	Total
Opening balance	2,608,156	5,749,030	8,357,186
Capital contributions	—	329,377	329,377
Effects of equity method through:
Profit or loss	126,329	642,093	768,422
Other comprehensive income	149,165	1,450,948	1,600,113
Dividends declared (1)	(190,651)	(1,365,755)	(1,556,406)
Impairment (Note 17)	—	(2,092)	(2,092)
Closing balance	2,692,999	6,803,601	9,496,600
(1)	During 2022, Ecopetrol Business Group received dividends of $1,471,134 from its investments Transmissora Aliança de Energia Elétrica S.A., Interligação Elétrica do Madeira S.A., Gas Natural del Oriente S.A. E.S.P, Gases del Caribe S.A. E.S.P., Extrucol S.A., Gases de la Guajira S.A. E.S.P. and E2 Energía Eficiente S.A. E.S.P.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

For the year ended December 31, 2021:

	Associates	Joint ventures	Total
Opening balance	1,791,249	1,383,379	3,174,628
Capital contributions	—	44,735	44,735
Business combination	783,494	4,231,255	5,014,749
Effects of equity method through:
Profit or loss	193,367	232,797	426,164
Other comprehensive income	12,142	121,856	133,998
Dividends declared (1)	(171,238)	(177,870)	(349,108)
Impairment (Note 17)	(858)	(83,644)	(84,502)
Others	—	(3,478)	(3,478)
Closing balance	2,608,156	5,749,030	8,357,186
(1)	During 2021, the Group received dividends of $206,048 from Ecodiesel, Transmissora Aliança de Energia Elétrica S.A., Interligação Elétrica do Madeira S.A., Gas Natural del Oriente S.A. E.S.P, Gases del Caribe S.A. E.S.P., Extrucol S.A., Gases de la Guajira S.A. E.S.P. and E2 Energía Eficiente S.A. E.S.P.

12.2Additional information about associates and joint ventures

The following is the detail of assets, liabilities, and results of the main investments in associates and joint ventures, as of December 31, 2023, and 2022:

	2023			2022
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Statement of financial position
Current assets	675,192	2,167,294	1,395,515	689,613	1,967,310	1,684,029
Non–current assets	5,064,524	11,709,871	5,661	5,890,932	12,351,913	27,943
Total assets	5,739,716	13,877,165	1,401,176	6,580,545	14,319,223	1,711,972
Current liabilities	290,292	1,276,744	29,726	376,203	753,445	41,336
Non–current liabilities	2,288,606	7,327,321	42,056	2,765,355	7,474,497	31,372
Total liabilities	2,578,898	8,604,065	71,782	3,141,558	8,227,942	72,708
Equity	3,160,818	5,273,100	1,329,394	3,438,987	6,091,281	1,639,264
Other complementary information
Cash and cash equivalents	193,009	624	34,378	200,091	700,313	52,370

	2023			2022
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Statement of profit or loss
Sales revenue	613,807	1,165,129	11	603,362	2,598,283	4,263
Costs	(33,798)	(191,359)	(23,815)	(20,098)	(410,106)	(23,726)
Other operating expenses, net	—	(133,717)	(2,579)	—	(198,835)	(945)
Financial (expenses) income	(125,247)	327,744	82,424	(88,991)	(606,837)	48,040
Income tax	(97,899)	(46,465)	(17,323)	(106,292)	(129,531)	23,151
Financial year results	356,863	1,121,332	38,718	387,981	1,252,974	50,783
Other comprehensive results	—	(46,177)	796,213	—	8,565	1,144,801
Other complementary information
Depreciation and amortization	804	30,875	21	881	20,551	47

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

This is a reconciliation of equity of the significant investments and the carrying amount of investments as of December 31:

	2023			2022
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Equity of the joint venture	3,160,818	5,273,100	1,329,394	3,438,987	6,091,281	1,639,264
% of Ecopetrol’s ownership	51%	14.88%	51%	51%	14.88%	51%
Ecopetrol’s ownership	1,612,017	784,637	677,991	1,753,883	906,383	836,025
Additional value of the investment	—	177,988	375,694	—	230,828	375,694
Impairment	—	—	(408,183)	—	—	(400,196)
Unrealized gain	—	—	(16,267)	—	—	(20,565)
Carrying amount of the investment	1,612,017	962,625	629,235	1,753,883	1,137,211	790,958

The information on assets, liabilities, and profit of the other associated companies and joint ventures is found in exhibit 1.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.Property, plant, and equipment

	Plant	Pipelines,
	and	networks,	Work in
	equipment	and lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2022	62,807,662	60,287,768	13,462,321	15,354,065	5,199,069	3,225,278	160,336,163
Additions/capitalizations (1)	2,592,249	2,257,397	3,510,753	552,852	15,489	421,145	9,349,885
Abandonment cost update (Note 22)	55,694	221,944	—	(7,505)	—	(29)	270,104
Capitalized financial interests (2)	101,125	80,720	92,816	12,930	137	9,902	297,630
Exchange differences capitalized	457	365	659	58	1	45	1,585
Disposals	(653,972)	(266,862)	(15,128)	(13,398)	(498)	(70,430)	(1,020,288)
Foreign currency translation	(7,966,666)	(4,448,755)	(226,974)	(1,844,094)	(479,724)	(277,409)	(15,243,622)
Reclassifications/transfers	(2,039,040)	452,276	(1,304,461)	2,613,118	98,176	29,497	(150,434)
Balance as of December 31, 2023	54,897,509	58,584,853	15,519,986	16,668,026	4,832,650	3,337,999	153,841,023

Accumulated depreciation and impairment losses
Balance as of December 31, 2022	(27,513,889)	(22,870,508)	(1,418,040)	(6,230,154)	(53,514)	(1,252,560)	(59,338,665)
Depreciation expense	(2,916,507)	(2,319,289)	—	(626,962)	—	(153,357)	(6,016,115)
Recovery (loss) impairment (Note 17)	765,513	(212,245)	(360,367)	136,123	(132,149)	8,905	205,780
Disposals	625,848	228,151	—	12,898	155	53,098	920,150
Foreign currency translation	3,039,353	1,722,919	5,207	678,512	17,409	158,678	5,622,078
Reclassifications/transfers	1,018,200	(37,711)	85,442	(1,116,754)	—	(12,126)	(62,949)
Balance as of December 31, 2023	(24,981,482)	(23,488,683)	(1,687,758)	(7,146,337)	(168,099)	(1,197,362)	(58,669,721)

Balance as of December 31, 2022	35,293,773	37,417,260	12,044,281	9,123,911	5,145,555	1,972,718	100,997,498
Balance as of December 31, 2023	29,916,027	35,096,170	13,832,228	9,521,689	4,664,551	2,140,637	95,171,302
(1)

Mainly includes: i) Ecopetrol S.A. ongoing projects associated with the Caño Sur, Castilla, Chichimene, Cusiana and Rubiales fields and Barrancabermeja Refinery, ii) Interconexión Eléctrica S.A. E.S.P projects in progress: UPME 09-2016 Copey–Cuestecitas, 500 kV, Copey–Fundación, 220 kV, UPME 04-2019 Transmission line La Loma - Sogamoso 500 kV, Connection of the Alpha and Beta wind farms to the Nueva Cuestecitas substation, Copey Second Circuit Project - Cuestecitas 500kV and asset optimization plan.

(2)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Plant	Pipelines,
	and	networks,	Work in
	equipment	and lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2021	57,452,843	55,402,633	10,566,114	9,660,227	4,800,297	3,018,660	140,900,774
Additions/capitalizations (1)	2,433,113	1,331,585	4,496,490	401,079	15,956	89,493	8,767,716
Abandonment cost update (Note 22)	(241,090)	(333,705)	—	(42,730)	—	(3,652)	(621,177)
Capitalized financial interests (2)	62,677	23,155	89,809	7,778	518	2,031	185,968
Exchange differences capitalized	366	135	524	45	3	12	1,085
Disposals	(669,531)	(471,119)	(18,057)	(41,606)	(480)	(50,169)	(1,250,962)
Decrease related to business combination	—	(176,451)	—	37,542	(14,648)	—	(153,557)
Effect of adopting new standards (3)	—	—	18,013	—	—	—	18,013
Foreign currency translation	7,200,073	3,665,015	336,968	635,557	393,059	228,227	12,458,899
Reclassifications/transfers (4)	(3,430,789)	846,520	(2,027,540)	4,696,173	4,364	(59,324)	29,404
Balance as of December 31, 2022	62,807,662	60,287,768	13,462,321	15,354,065	5,199,069	3,225,278	160,336,163
Accumulated depreciation and impairment losses
Balance as of December 31, 2021	(24,698,837)	(19,665,052)	(1,279,600)	(4,059,253)	(67,611)	(1,053,895)	(50,824,248)
Depreciation expense	(2,807,716)	(2,319,775)	—	(423,067)	—	(159,398)	(5,709,956)
Recovery (loss) impairment (Note 17)	504,960	(70,439)	(153,449)	84,478	22,248	11,420	399,218
Disposals	637,049	448,340	755	37,953	41	44,162	1,168,300
Foreign currency translation	(2,737,467)	(1,340,435)	(2,307)	(195,728)	(8,192)	(126,507)	(4,410,636)
Reclassifications/transfers (4)	1,588,122	76,853	16,561	(1,674,537)	—	31,658	38,657
Balance as of December 31, 2022	(27,513,889)	(22,870,508)	(1,418,040)	(6,230,154)	(53,514)	(1,252,560)	(59,338,665)

Balance as of December 31, 2021	32,754,006	35,737,581	9,286,514	5,600,974	4,732,686	1,964,765	90,076,526
Balance as of December 31, 2022	35,293,773	37,417,260	12,044,281	9,123,911	5,145,555	1,972,718	100,997,498
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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14. Natural and environmental resources

			Exploration
	Oil	Asset retirement	and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2022	88,338,471	7,104,903	10,480,025	105,923,399
Additions/capitalizations (1)	11,899,832	3,197	2,061,406	13,964,435
Abandonment cost update (Note 22)	—	3,262,348	(67,112)	3,195,236
Disposals	(503,017)	—	—	(503,017)
Write off exploratory assets and dry wells (2)	—	—	(1,472,397)	(1,472,397)
Capitalized financial interests (3)	256,382	—	89,952	346,334
Exchange differences capitalized	1,158	—	404	1,562
Foreign currency translation	(6,179,993)	(220,433)	(875,454)	(7,275,880)
Transfers/reclassifications	363,009	(3,472)	(498,093)	(138,556)
Balance as of December 31, 2023	94,175,842	10,146,543	9,718,731	114,041,116

Accumulated depletion and impairment losses
Balance as of December 31, 2022	(58,382,473)	(5,088,086)	(129,230)	(63,599,789)
Depletion expense	(6,098,607)	(507,651)	—	(6,606,258)
Loss of impairment (Note 17)	(1,898,824)	—	(254,708)	(2,153,532)
Disposals	79,824	—	—	79,824
Foreign currency translation	3,249,017	117,626	—	3,366,643
Transfers/reclassifications	41,224	—	46,905	88,129
Balance as of December 31, 2023	(63,009,839)	(5,478,111)	(337,033)	(68,824,983)
Net balance as of December 31, 2022	29,955,998	2,016,817	10,350,795	42,323,610
Net balance as of December 31, 2023	31,166,003	4,668,432	9,381,698	45,216,133
(1)

Mainly includes a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities in RODEO, b) Ecopetrol S.A. mainly Caño Sur, Castilla, Chichimene, Floreña, and Rubiales fields, c) Hocol S.A. mainly to the execution of projects in Ocelote, Llanos 87 (Koala, Picabuey, Zorzal), Llanos 123 (Saltador and Toritos), SSNN, VIM 8, SN-18, and d) Ecopetrol America mainly on Gunflint, Dalmatian, and K2.

(2)

Mainly includes: a) Ecopetrol S.A. mainly Cupiagua XD45, Cusiana Subthrust, Cusiana Profundo, Turupe, La Luna, Kale and Kinacú, b) Hocol S.A. mainly in Sabanales wells, the failure of wells LLa-87.2 A3, (Koala), LLan-87-3-a3 (Picabuey), LLan- 124 (Cucarachero), Merecumbé, Bullerengue, Yd-SN1 pozo Yoda B, and exploratory expenses in LLan-104- SSJN1, VIM8.

(3)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Asset	Exploration
	Oil	retirement	and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2021	76,229,481	8,172,698	7,212,305	91,614,484
Additions/capitalizations (1)	8,368,195	—	3,594,349	11,962,544
Abandonment cost update (Note 22)	—	(1,130,363)	21,524	(1,108,839)
Disposals (2)	(759,178)	(114,899)	(6,084)	(880,161)
Write off exploratory assets and dry wells (3)	(223,058)	—	(809,106)	(1,032,164)
Capitalized financial interests (4)	136,696	—	60,570	197,266
Exchange differences capitalized	798	—	353	1,151
Effect of adopting new standards (5)	—	—	48,173	48,173
Foreign currency translation	4,431,851	127,871	533,347	5,093,069
Transfers/reclassifications	153,686	49,596	(175,406)	27,876
Balance as of December 31, 2022	88,338,471	7,104,903	10,480,025	105,923,399

Accumulated depletion and impairment losses
Balance as of December 31, 2022	(51,316,344)	(4,230,674)	(157,622)	(55,704,640)
Depletion expense	(4,536,052)	(800,139)	—	(5,336,191)
(Loss) reversal of impairment (Note 17)	(632,179)	—	9,105	(623,074)
Disposals	421,036	96,489	11,793	529,318
Foreign currency translation	(2,354,611)	(82,927)	—	(2,437,538)
Transfers/reclassifications	35,677	(70,835)	7,494	(27,664)
Balance as of December 31, 2023	(58,382,473)	(5,088,086)	(129,230)	(63,599,789)
Net balance as of December 31, 2021	24,913,137	3,942,024	7,054,683	35,909,844
Net balance as of December 31, 2022	29,955,998	2,016,817	10,350,795	42,323,610
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

(4)	Financial interest is capitalized based on the weighted average rate of borrowing costs.
(5)	Corresponds to the effect of adopting the IAS 16 amendment.

Accounting for suspended exploratory wells

The following table shows the classification by age, from the completion date, of the exploratory wells that are suspended as of December 31, 2023, 2022 and 2021:

	2023	2022	2021
Between 1 and 3 years (a)	—	48,206	—
More than 5 years (b)	—	650,767	651,040
Total suspended exploratory Wells	—	698,973	651,040
Number of projects exceeding 1 year	—	8	6
Projects under 1 year of suspended (c)	230,376	990	20,863
a)	For 2022, the balance mainly corresponds to Hocol: Bullerengue South West-1 and Merecumbe 1, which were under evaluation.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

b)	For 2022 and 2021, it mainly corresponds to i) Ecopetrol S.A.: Orca 1, Purple Angel, and Gordon.

c)

For 2023, it corresponds mainly to 1) Ecopetrol: Kale and Gibraltar, 2) Hocol: SSJN1 BO5, Pollera Norte A3 and YDSN-1 Yoda A. For 2022, the balance corresponds to Ecopetrol: Magallanes. For 2021, the balance corresponds to Hocol: Merecumbe 1 -SSJN1.

15.Right-of-use assets

The following is the movement of right-of-use assets for the years ended December 31, 2023 and 2022:

		Lands and	Plant and		Right-of-use	Lease
	Pipelines	buildings	equipment	Vehicles	assets	liabilities
Balance as of December 31, 2022	96,234	244,058	119,534	167,987	627,813	1,212,346
Additions	(31,998)	117,708	402,914	136,814	625,438	625,438
Amortization of the period	(25,234)	(58,019)	(84,161)	(130,407)	(297,821)	—
Remeasurements(1)	(7,031)	3,578	26,259	13,059	35,865	109,926
Impairment loss (Note 17)	—	(2,672)	(6,632)	(16,759)	(26,063)	—
Disposals	(11,958)	(10,899)	(10,369)	(2,861)	(36,087)	(64,232)
Finance cost	—	—	—	—	—	105,710
Repayment of borrowings (capital)	—	—	—	—	—	(458,404)
Payment of interests	—	—	—	—	—	(75,236)
Transfers	—	—	—	(20)	(20)	(13,842)
Exchange difference	(8,088)	(48,965)	(11,561)	(18,875)	(87,489)	(59,070)
Balance as of December 31, 2023	11,925	244,789	435,984	148,938	841,636	1,382,636
(1)	Corresponds mainly to updating rates and conditions in lease contracts.

		Lands and	Plant and		Right-of-use	Lease
	Pipelines	buildings	equipment	Vehicles	assets	liabilities
Balance as of December 31, 2021	77,019	199,070	121,384	99,205	496,678	1,165,099
Additions	40,642	100,070	71,013	142,346	354,071	354,071
Amortization of the period	(24,751)	(61,814)	(60,359)	(102,198)	(249,122)	—
Remeasurements (1)	(114)	(24,524)	7,505	16,779	(354)	18,644
Impairment loss (Note 17)	—	(1,244)	(4,042)	(5,499)	(10,785)	—
Disposals	(4,701)	(2,696)	(23,010)	(215)	(30,622)	(31,957)
Finance cost	—	—	—	—	—	70,250
Repayment of borrowings (capital)	—	—	—	—	—	(362,373)
Payment of interests	—	—	—	—	—	(72,182)
Transfers	(584)	(108)	595	(43)	(140)	(1,877)
Exchange difference	8,723	35,304	6,448	17,612	68,087	72,671
Balance as of December 31, 2022	96,234	244,058	119,534	167,987	627,813	1,212,346
(1)	Corresponds mainly to updating rates and conditions in lease contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

16.Intangible assets

The following is the movement of intangibles and their amortization and impairment for the years ended December 31, 2023, and 2022:

	Licensees and	Other	Concessions	Easements
	software	intangibles	and rights	(1)	Total
Cost
Balance as of December 31, 2022	1,512,614	1,282,752	17,568,081	1,637,444	22,000,891
Acquisitions	235,031	8,270	515,975	17,320	776,596
Disposals	(23,443)	(62)	—	(755)	(24,260)
Foreign currency translation	(95,373)	(312,512)	(4,295,705)	(113,875)	(4,817,465)
Transfers/reclassifications	30,623	(8,592)	(129,202)	16,826	(90,345)
Balance as of December 31, 2023	1,659,452	969,856	13,659,149	1,556,960	17,845,417

Accumulated amortization and impairment losses
Balance as of December 31, 2022	(884,160)	(446,671)	(2,394,057)	(129,398)	(3,854,286)
Amortization	(165,635)	(25,625)	(693,587)	(7,346)	(892,193)
Losses for impairment	(4,418)	(89)	(13,215)	(197)	(17,919)
Disposals	22,687	62	—	—	22,749
Foreign currency translation	69,810	216,395	1,319,870	5,153	1,611,228
Transfers/reclassifications	302	—	—	(489)	(187)
Balance as of December 31, 2023	(961,414)	(255,928)	(1,780,989)	(132,277)	(3,130,608)

Net balance as of December 31, 2022	628,454	836,081	15,174,024	1,508,046	18,146,605
Net balance as of December 31, 2023	698,038	713,928	11,878,160	1,424,683	14,714,809
(1)	Easements are acquired rights for the passage of its operating assets, mainly electric power transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Licensees and	Other	Concessions	Easements
	software	intangibles	and rights	(1)	Total
Cost
Balance as of December 31, 2021	1,118,811	940,080	13,503,441	1,733,379	17,295,711
Acquisitions	292,803	9,953	835,457	9,297	1,147,510
Effect of business combination	—	12,670	(117,270)	(318,388)	(422,988)
Disposals	(4,148)	—	(95,875)	(478)	(100,501)
Foreign currency translation	74,759	338,654	3,439,810	86,905	3,940,128
Transfers/reclassifications	30,389	(18,605)	2,518	126,729	141,031
Balance as of December 31, 2022	1,512,614	1,282,752	17,568,081	1,637,444	22,000,891

Accumulated amortization and impairment losses
Balance as of December 31, 2021	(689,817)	(153,292)	(878,125)	(65,961)	(1,787,195)
Amortization	(138,544)	(30,282)	(658,457)	(6,439)	(833,722)
Losses for impairment	(1,785)	(15,323)	(34,022)	(133)	(51,263)
Disposals	3,283	—	95,875	425	99,583
Foreign currency translation	(58,215)	(243,909)	(919,328)	(109)	(1,221,561)
Transfers/reclassifications	918	(3,865)	—	(57,181)	(60,128)
Balance as of December 31, 2022	(884,160)	(446,671)	(2,394,057)	(129,398)	(3,854,286)

Net balance as of December 31, 2021	428,994	786,788	12,625,316	1,667,418	15,508,516
Net balance as of December 31, 2022	628,454	836,081	15,174,024	1,508,046	18,146,605
(1)

Easements are acquired rights for the passage of its operating assets, mainly electric power transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time.

17.Impairment of non-current assets

As mentioned in Note 4.13, each year the Ecopetrol Business Group assesses whether there is an indication that an asset or cash–generating unit may be impaired or if impairment losses recognized in previous periods should be reversed.

The impairment of non-current assets includes property, plant, and equipment, natural resources, investments in companies, goodwill, and other non–current assets. Ecopetrol Business Group is exposed to future risks derived mainly from variations in (a) the estimate of future oil prices, (b) the refining margins and profitability, (c) the cost profile, (d) the investments and maintenance expenses, (e) the amounts of recoverable reserves, and (f) the market and country risk assessments reflected in the discount rate, among others.

Any changes in the above estimates used to calculate the recoverable amount of a non–current assets can have a material impact on the recognition impairment losses or reversals in profit or loss statement. Highly sensitive significant estimates affecting each business segments, among others include (a) in the exploration and production segment, variations of hydrocarbon prices, (b) in the refining segment, changes in finished products and crude oil prices, the discount rate, refining margins, (c) in the transport and logistics segment, transported volumes and exchange rate, and (d) in electric power transmission and toll roads concessions, internal and external factors that affect the recoverable value of the assets versus the book value of the assets, such as currency devaluation, network capacity, modest economic growth, among others.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Based on the impairment tests conducted by the Ecopetrol Business Group, the following are the impairments or reversals for the years ended on December 31, 2023, 2022 and 2021:

Impairment (loss) reversal by segment	2023	2022	2021
Exploration and Production	(2,741,092)	(890,248)	438,020
Refining and Petrochemicals	1,482,444	1,096,021	(305,466)
Transport and Logistics	(630,134)	(406,229)	(165,901)
Electric power transmission and toll roads concessions	(209,551)	(87,543)	(4)
	(2,098,333)	(287,999)	(33,351)

Recognized in:
Property, plant, and equipment (Note 13)	205,780	399,218	(281,132)
Natural resources (Note 14)	(2,153,532)	(623,074)	364,127
Investment in joint ventures and associates (Note 12)	(7,987)	(2,092)	(84,502)
Right of use assets (Note 15)	(26,063)	(10,785)	(31,783)
Other non-current assets	(116,531)	(51,266)	(61)
	(2,098,333)	(287,999)	(33,351)

17.1Exploration and production

The impairment (loss) reversal of assets of the Exploration and Production segment for the years ended December 31 of 2023, 2022 and 2021 is the following:

	2023	2022	2021
Oilfields	(2,733,105)	(888,156)	521,664
Investment in joint ventures	(7,987)	(2,092)	(83,644)
	(2,741,092)	(890,248)	438,020

17.1.1	Oilfields

In 2023, an impairment loss was recognized, considering CAPEX variables, OPEX effects and prices mainly in the cash-generating units (CGU) Casabe, Llanito, Suria, and Tibú; and a recovery mainly in the Piedemonte unit, which was the subject of unification of Floreña, Cupiagua and Cusiana assets during 2023, considering that these fields share facilities with each other, possess synergies, and jointly manage the surface fluids across the three large infrastructures. Likewise, impairment losses were recognized in Hocol S.A. in the Cicuco, Toldado, La Hocha, Espinal, and Chenche CGUs and a recovery in Upía CGU. In the CGUs abroad, an impairment loss was recognized in K2 CGU of Ecopetrol America.

In 2022, an impairment loss was recognized, mainly the Cusiana, Llanito, Sur, Cicuco-Boquete, and Upia fields (mainly associated with a decrease in reserve volumes) and a recovery in Tibú, Oripaya, and Arrayán (mainly associated with the better projection of market prices and higher volumes of reserves).

In 2021, because of the new market variables, the incorporation of new reserves, price differentials versus the reference to Brent, available technical and operational information, there was a recovery of impairment recognized in previous years of the fields that operate in Colombia: Tibú, West B, South, Dina Cretaceous, Hobo, Underriver, La Hocha and Totare; and in the field K2 abroad. There also was an loss for impairment, mainly in the Oripaya, Arrayán, and Boranda fields.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the breakdown of oilfields impairment losses or reversals for the years ended December 31, 2023, 2022 and 2021:

2023

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	9,815,365	18,112,635	363,911
Loss	10,048,388	6,951,372	(3,097,016)
			(2,733,105)

2022

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	3,540,732	5,563,724	250,306
Loss	4,870,976	3,732,514	(1,138,462)
			(888,156)

2021

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	11,216,641	17,575,851	499,599
Loss	239,046	136,698	(104,041)
Fields operated abroad
Reversal	1,142,593	1,306,219	126,106
			521,664

The assumptions used to determine the recoverable amount include the following:

●	The fair value less costs of disposal of the Exploration and Production segment assets was determined based on cash flows after tax derived from the business plans approved by Ecopetrol Business Group’s Management, which are developed based on long–term macroeconomic policies and fundamental assumptions of supply and demand. The fair value hierarchy is 3.
●	Balance of oil and gas reserves, in addition to proven reserves, probable and possible reserves were also considered (See Note 33), adjusted by different risk factors.
●	The discount rate in real terms was determined as the weighted average cost of capital (WACC) and corresponds to a differential rate depending on the projected tax surcharge for each year, as follows: 7.15% (2022: 7.34%) with tax surcharge of 0%, 6.9% (2022: 7.14%) with a tax surcharge of 5%, 6.65% (2022: 6.93%) with a tax surcharge of 10% and 6.40% (2022: 6.73%) with a tax surcharge of 15%.
●	Oil price – Brent: Projections include USD$83.35/barrel for the first year, USD$78.05/barrel average for the medium term, and USD$77.81/barrel starting in 2034. In 2022, the assumptions made took a price of USD$94.63/barrel for the first year, USD$82.56/barrel average for the medium term and USD$79.17/barrel as of 2033.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	The projection of international crude oil prices is carried out by an independent agency specialized in Oil & Gas, which has been considering the current scenarios of the OPEC (Organization of Petroleum Exporting Countries) oil quota agreements and the balance between supply and demand in the short and long term for the industry.

17.1.2Investments in joint ventures

Investments in joint ventures in the Exploration and Production segment are recorded using the equity method of accounting. Ecopetrol Business group evaluates if there is any objective evidence that indicate that the fair value of such investments has impaired in the period, especially those for which goodwill has been recorded.

As a result, Ecopetrol Business Group recognized a loss of impairment on the carrying value as of December 31, as follows:

	2023	2022	2021
Equion Energía Limited	(7,987)	(2,092)	(83,644)
	(7,987)	(2,092)	(83,644)

In 2023, an impairment loss was recognized on the investment in Equion, mainly due to the update of its non-current assets in the model.

In 2022, an impairment loss was recognized on the investment in Equion, mainly due to the increase in the discount rate, as well as the sale of the Alto Magdalena Pipeline (OAM) at a lower value than expected.

In 2021, an impairment loss was recognized on the investment in Equion, mainly from the consideration of the fair value of the sale transaction of the El Morro Araguaney Pipeline.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.2Refining and Petrochemical

Ecopetrol Business Group recognized a (loss) or reversal of impairment on the carrying value as of December 31, as follows:

	2023	2022	2021
Refinería de Cartagena S.A.S.	1,482,512	1,096,024	34,650
Invercolsa S.A.	(68)	(3)	(97)
Refinería de Barrancabermeja	—	—	(340,019)
	1,482,444	1,096,021	(305,466)

The following is the Cash Generating Units impairment or reversals in the refining and petrochemical segment for the years ended December 31, 2023, 2022 and 2021:

2023

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	reversal (loss)
Refinería de Cartagena S.A.S.	26,423,190	27,905,702	1,482,512
Invercolsa S.A.	273	205	(68)
			1,482,444

2022

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	reversal (loss)
Refinería de Cartagena S.A.S.	31,750,957	32,846,981	1,096,024
Invercolsa S.A.	276	273	(3)
			1,096,021

2021

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	reversal (loss)
Refinería de Cartagena S.A.S.	26,808,008	26,842,658	34,650
Invercolsa S.A.	292	195	(97)
Refinería de Barrancabermeja	340,019	—	(340,019)
			(305,466)

The grouping of assets to determine the CGUs is consistent with prior periods.

17.2.1	Refinería de Cartagena S.A.S.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The estimates derived from the valuation of the impairment of the assets of Refinería de Cartagena S.A.S. were carried out based on: i) exogenous and market variables that are outside the control of the Administration, such as the prices that define the income (refined products) and costs of the refinery (raw materials) and the macroeconomic variables that impact the discount rate of their cash flows for the purpose of asset valuation, and ii) the operational and corporate variables subject to the Company’s management, such as the efficiency of the plants, its operational availability and the corresponding management of costs and expenses. The assumptions used in the model to determine recoverable values include:

●	Discount rate: the discount rate used was 7.82% (2022: 7.6%; 2021: 5.27%) determined under WACC methodology.
●	Volumes: They correspond to the volumetric balances determined based on prices, availability of crude oil, local market demand, refinery utilization factor and particular characteristics of the system.
●	Prices: The set of prices used to estimate the flow of sales income and the cost of raw materials are provided by the specialist IHS Market, a third party specialized in price projections. Long-term price forecasts are based on many assumptions and are therefore subject to change over time. Factors that affect forecasts, such as gross domestic product, changes in regulation, technology, and consumer preferences, are examples of assumptions that can have a major impact on a long-term forecast.
●	OPEX: For the short and medium term projection, the OPEX per barrel included in the budget 2024, 2025 and 2026 is considered. For the purposes of the long-term projection, from 2027 to the evaluation limit, the OPEX per barrel, taking into consideration the current contracts and costs of the refinery and the latest study carried out by the specialist Solomon (a third party expert in global refinery benchmarking), adjusting the energy costs with the information included in the contracts of gas supply.
●	CAPEX: Includes maintenance CAPEX (capitalizable), defined as the investments in major maintenance required to maintain the Refinery at its current operating level and optimal production level and operational continuity investments, also in according to the study of comparable entities by Solomon. The maintenance CAPEX is estimated in the 2024-2026 budget year. Starting in 2027, this indicator is estimated based on the same methodology used for OPEX.
●	Capex SosTECnibilidad: Reficar’s investment plan, aligned with the Ecopetrol Business Group strategy, includes investments focused on the implementation of new technologies. These technologies aim to adjust the current operation of the refinery in line with the country’s fuel demands and to enter new markets such as petrochemicals.

It is relevant to mention that the refining business is highly sensitive to the volatility of margins and the macroeconomic variables implicit in the determination of the discount rate, therefore, any change in these assumptions generates significant variations in the amount of impairment or recovery calculated.

During 2023 there is a recovery of $1,494,224 mainly due to: i) higher price differentials in middle distillates in the medium and long-term projection, ii) imported crude oils more discounted on the brent marker, and iii) operational improvements executed in 2023, which together with energy efficiency initiatives have managed to optimize the operational costs of the refinery and reduce energy consumption. Additionally, a loss for impairment of office-type containers was recognized as a result of their appraisals and leftovers from the expansion project for $11,712.

In 2022, there is a reversal of impairment of $1,107,101 mainly due to i) favorable market conditions, ii) high differentials of distilled products sustained in the short term due to conjunctural impacts of the Ukraine-Russia crisis, and iii) differential in national crudes allow diet optimization. Additionally, a loss is presented for impairment in office-type containers because of the appraisals made to these and surpluses from the expansion project for $11,077.

The impairment reversal of impairment for 2021 is mainly due to: i) favorable market conditions, ii) the recovery in product spreads, especially gasoline and middle distillates, and iii) growth in fuel demand.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.2.2Refinería de Barrancabermeja

As of December 31, 2023 and 2022, qualitative assessment of the assets associated with the refining segment were executed, including the Barrancabermeja Refinery Modernization Project. As a result, there are no indicator of impairment loss or recovery.

As of December 31, 2021, because an update analysis for the Barrancabermeja Refinery Modernization Project, an impairment loss of $340,019 was recognized, produced mainly by engineering work executed according to the evaluations and the context of the industry during the year.

17.3Transport and Logistics

The recoverable amount of these assets was determined based on its fair value with costs of disposal, which corresponds to discounted cash flows based on the hydrocarbon production curves and refined products transport curves. The fair value hierarchy is 3.

The assumptions used in the model to determine the recoverable value included: i) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission - CREG, ii) the actual discount rate used in the valuation was 5.88% (2022 - 4.73% and 2021 - 2.95%) and iii) volumetric projection based on the financial plan and the long-term volumetric balance, and iv) exchange rate at the end of the year 2023, equivalent to $3,822.05.

For the volumetric projection exercise until 2040, there is a decrease in the North, South and Yaguará-Tenay CGUs compared to 2022. This means that by 2023, an impairment loss of $630,134 will be recognized, mainly caused the variation in the exchange rate.

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

In 2021, an impairment loss was recognized for the Southern Cash Generating Unit, the estimate of the impaired value was $160,653, corresponding to the total value of the asset. In addition, an impairment loss of $2,845 was established for the Yaguará-Tenay system, which corresponds to 39% of the value of the asset. Finally, the segment recognized an additional impairment loss of $2,545 as a result of the sale of a turbo-generator during the year and a recovery in other non-current assets of $142. The recognition of impairment is due to volumetric variation and rates.

17.4Energy transmission and roads

According to the impairment test, as of December 31, 2023 and 2022, ISA and its companies considered that there are no operational or economic issues indicating that the net book value of its non-current non-financial assets cannot be recovered, except for the facts evidenced in the period, which were recognized and assessed in accordance with the applicable accounting standard.

As of December 31, 2023, the impairment loss was allocated to non-current assets held for sale and subsequently to property, plant, and equipment and intangible assets based on their book values. An impairment of non-current assets in the electric power transmission and toll roads concessions segment of $209,551 mainly due to: (i) impairment $85,168 in Consorcio Transmantaro due to lower fair market value in Yaros project, (ii) impairment of $85,568 in Internexa Brazil and $12,593 in Intenexa Argentina, considering the update of the business plan that reflected a decrease in revenues and operating margins.

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

Cash–generating units	2023	2022	2021
Non-current asset held for sale	(98,543)	—	(4)
Property, plant and, equipment	(97,760)	(38,821)	—
Intangibles	(13,248)	(48,722)	—
	(209,551)	(87,543)	(4)

18.Goodwill

	2023	2022
Interconexión Eléctrica S.A. E.S.P. (1)	3,252,388	3,755,835
Oleoducto Central S.A.S.	683,496	683,496
Hocol Petroleum Ltd.	537,598	537,598
Invercolsa S.A.	434,357	434,357
Andean Chemical Ltd	127,812	127,812
Esenttia S.A.	108,137	108,137
	5,143,788	5,647,235
Less impairment Hocol Petroleum Ltd.	(297,121)	(297,121)
	4,846,667	5,350,114

(1)The variations correspond to the effect of currency translation applied on the goodwill in origin currency.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.Loans and borrowings

19.1	Composition of loans and borrowings

	Weighted average effective
	interest rate as of December 31		2023	2022
	2023	2022
Local currency
Bonds	12.4%	9.8%	5,172,256	4,965,653
Commercial and syndicated loan (1)	12.9%	11.5%	4,323,198	2,171,462
Lease liabilities (2)	8.9%	8.0%	922,536	844,734
			10,417,990	7,981,849
Foreign currency
Bonds (3)	6.4%	6.0%	72,774,985	82,432,647
Commercial and syndicated loans	7.2%	4.6%	21,478,503	23,537,675
Loans from related parties (Note 30)	6.0%	5.9%	683,949	815,056
Lease liabilities (2)	6.0%	6.0%	460,100	367,612
			95,397,537	107,152,990
			105,815,527	115,134,839
Current			15,550,008	22,198,583
Non–current			90,265,519	92,936,256
			105,815,527	115,134,839
(1)

The variation corresponds mainly to the acquisition of a commercial loan in pesos with Bancolombia S.A. at Ecopetrol S.A. with an interest rate of IBR 6M+4.9% and maturity June 2028 for $400 USD million. Likewise, in September 2023, a long-term syndicated loan was disbursed with international banks for $800 USD million.

(2)

Corresponds to the present value of the payments to be made during the term of the operating lease contracts for oil pipelines, tanks, real estate, and vehicles, recognized because of the implementation of IFRS 16 – Leases. See Note 15.

(3)

The reduction in the value of bonds in foreign currency is mainly due to the decrease in the exchange rate in $988.15 Colombian pesos per US dollar. The acquisitions made during the year mainly include international bond issues under the following conditions: i) January 2023 issue at 10 years for $2,000 USD million with a coupon rate of 8.88%, and ii) July 2023 issue at 5.5 years for $1,200 USD million with a coupon rate of 8.63% and reopening issue in January 2023 for $300 USD million.

During 2023, loans and borrowings for $34,035,090 were acquired mainly: At Ecopetrol S.A. for $27,264,517 and Interconexión Eléctrica S.A. E.S.P. for $6,143,079.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

As a result of Ecopetrol Business Group strategy in integral debt management and financing of maturities, during 2023 capital payments of $21,659,669 were made; mainly in Ecopetrol S.A. for $16,926,267, which includes the repurchase of bonds and commercial credits, Interconnection Eléctrica S.A. E.S.P. for $3,937,765, and Ocensa S.A. for $454,009. Likewise, interest payments of $6,580,746 were made mainly in Ecopetrol S.A. for $4,242,746 and in Interconnection Eléctrica S.A. E.S.P. for $2,162,537.

19.2Fair value of loans

The fair value of loans and borrowings is $104,223,267 and $106,509,947 as of December 31, 2023, and 2022, respectively.

19.3Maturity of loans and borrowings

The following are the maturities of loans and borrowing as of December 31, 2023:

	Up to 1
	year (1)	1 – 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	580,737	1,330,184	1,411,988	1,849,347	5,172,256
Commercial and syndicated loan	772,216	1,929,871	1,262,816	358,295	4,323,198
Lease liabilities	245,673	452,320	223,372	1,171	922,536
	1,598,626	3,712,375	2,898,176	2,208,813	10,417,990
Foreign currency
Bonds	4,147,341	28,047,668	24,479,647	16,100,329	72,774,985
Commercial and syndicated loans	9,023,629	10,639,912	1,524,418	290,544	21,478,503
Loans from related parties	683,949	—	—	—	683,949
Lease liabilities	96,463	146,826	145,956	70,855	460,100
	13,951,382	38,834,406	26,150,021	16,461,728	95,397,537
	15,550,008	42,546,781	29,048,197	18,670,541	105,815,527

The following are the maturities of loans and borrowing as of December 31, 2022:

	Up to 1
	year (1)	1 – 5 years	5–10 years	> 10 years	Total
Local currency
Bonds	579,032	1,262,971	1,559,593	1,564,057	4,965,653
Commercial and syndicated loan	565,886	824,188	631,100	150,288	2,171,462
Lease liabilities	150,872	384,661	308,493	708	844,734
	1,295,790	2,471,820	2,499,186	1,715,053	7,981,849
Foreign currency
Bonds	12,235,174	25,336,179	23,223,393	21,637,901	82,432,647
Commercial loans	7,726,416	15,054,954	547,092	209,213	23,537,675
Loans from related parties	815,056	—	—	—	815,056
Lease liabilities	126,147	206,474	34,991	—	367,612
	20,902,793	40,597,607	23,805,476	21,847,114	107,152,990
	22,198,583	43,069,427	26,304,662	23,562,167	115,134,839

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.4Breakdown by type of interest rate and currency

The following is the breakdown of loans and borrowing by type of interest rate as of December 31, 2023 and 2022:

	2023	2022
Local currency
Fixed rate	2,030,378	1,844,086
Floating rate	8,387,612	6,137,763
	10,417,990	7,981,849
Foreign currency
Fixed rate	70,956,700	82,850,932
Floating rate	24,440,837	24,302,058
	95,397,537	107,152,990
	105,815,527	115,134,839

19.5Loans designated as hedging instrument

As of December 31, 2023, Ecopetrol Business Group designated USD$16,535 million (2022 – USD14,512 million) of foreign currency debt as a hedging instrument, of which USD$10,270 million (2022 - USD$8,940 million) is used to hedge the net investment in foreign operations with the US dollar as their functional currency, and USD$6,265 million (2022 - USD$5,572 million) is used to hedge the cash flows of future crude oil exports. See Notes 29.

19.6Guarantees and covenants

As of December 31, 2023, the estimated value of the current guarantees granted by ISA and its companies, within the framework of the definition in paragraph 14 of IFRS 7, used to support growth in its different business units and to ensure commercial, operational, and strategic viability amounts to $20,607,822 (2022 - $23,670,968), mainly in i) Chile for $14,899,609 (2022 - $17,676,320) in ISA Intervial, Ruta de la Araucaria, Ruta del Maipo, Ruta del Loa, Ruta de los Ríos and ISA Interchile, b) Brazil in ISA CTEEP for $3,029,213 (2022 - $3,315,648), and c) Colombia on the Ruta Costera for $2,679,000 (2022 - $2,679,000).

ISA and its companies have commitments (covenants) related to the delivery of periodic financial information and the fulfillment of the obligations originated in the credit contracts with the financial entities, the Ministry of Public Works of Chile, the bondholders, the rating agencies risks, auditors, and municipalities, among others.

Ecopetrol USA and its companies have commitments (covenants) related to the delivery of periodic financial information and compliance with the obligations arising from a volumetric prepayment agreement with a third party.

The syndicated loan entered by Cenit (before Oleoducto Bicentenario) requires that this subsidiary maintain an established relationship of leverage and solvency and cash flow / service to the debt.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.Trade and other payables

	2023	2022
Current
Suppliers	13,704,819	15,034,677
Dividends payable (1)	668,383	392,346
Withholding tax	2,099,847	1,896,128
Partners’ advances	1,270,721	1,164,197
Insurance and reinsurance	274,739	330,363
Deposits received from third parties	180,065	162,338
Related parties (Note 30)	64,766	67,879
Agreements in transport contracts	38,920	115,526
Various creditors	589,174	774,250
	18,891,434	19,937,704

Non - current
Suppliers	8	28,425
Deposits received from third parties	3,673	331
Various creditors	23,599	28,300
	27,280	57,056
(1)

Corresponds to dividends payable from Interconexión Eléctrica S.A. for $636,081 (2022: $366,999), Oleoducto de Colombia S.A. $26,608, Inversiones de Gases de Colombia S.A. for $1,747 (2022: $21,680), and Ecopetrol S.A. for $3,947 (2022: $3,667). See Note 23.4.

The carrying amount of trade accounts and other accounts payable approximates their fair value due to their short–term nature.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.Provisions for employees’ benefits

	2023	2022
Post–employment benefits
Healthcare	11,234,939	8,140,648
Pension	4,013,542	2,073,562
Education	490,877	405,769
Bonds	424,199	399,114
Other plans	158,644	115,136
Termination benefits – Voluntary retirement plan	828,007	772,133
	17,150,208	11,906,362
Social benefits and salaries	1,109,363	970,598
Other employee benefits	13,142	88,279
	18,272,713	12,965,239
Current	3,059,204	2,753,697
Non–current	15,213,509	10,211,542
	18,272,713	12,965,239

21.1Post–employment benefits liability (asset)

The following table shows the movement in liabilities and assets, net of post-employment benefits and termination benefits, as of December 31:

	Pension and bonds		Other		Total
	2023	2022	2023	2022	2023	2022
Liabilities for employee benefits
Opening balance	12,840,148	14,520,592	9,465,024	7,946,927	22,305,172	22,467,519
Current service cost	20,583	—	94,448	95,724	115,031	95,724
Past service cost	—	51,756	107,231	114,162	107,231	165,918
Interest expense	1,152,125	953,146	866,111	530,482	2,018,236	1,483,628
Actuarial (gains) losses	3,560,843	(1,805,907)	2,891,216	1,361,808	6,452,059	(444,099)
Benefits paid	(1,140,003)	(981,486)	(673,280)	(608,184)	(1,813,283)	(1,589,670)
Foreign currency translation	(21,988)	102,047	(983)	24,105	(22,971)	126,152
Closing balance	16,411,708	12,840,148	12,749,767	9,465,024	29,161,475	22,305,172

Plan assets
Opening balance	10,367,472	12,040,229	31,338	28,296	10,398,810	12,068,525
Return on assets	928,278	802,711	1,709	1,819	929,987	804,530
Contributions to funds	—	—	149,168	125,788	149,168	125,788
Benefits paid	(1,085,236)	(961,931)	(150,228)	(125,129)	(1,235,464)	(1,087,060)
Actuarial gains (losses)	1,763,453	(1,513,537)	5,313	564	1,768,766	(1,512,973)
Closing balance	11,973,967	10,367,472	37,300	31,338	12,011,267	10,398,810
Net post–employment benefits liability	4,437,741	2,472,676	12,712,467	9,433,686	17,150,208	11,906,362

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following table shows the movement in profit and loss and in other comprehensive income as of December 31, 2023, 2022 and 2021:

	2023	2022	2021
Recognized in profit or loss
Interest expense	1,088,249	679,098	661,187
Current service cost	115,031	147,480	132,352
Past service cost	107,231	114,162	129,328
Remeasurements	—	—	(211)
	1,310,511	940,740	922,656
Recognized in other comprehensive income
Pension and pension bonds (1)	(2,664,204)	156,755	1,401,578
Healthcare (1)	(1,714,227)	(1,429,423)	991,050
Other	(82,103)	18,154	64,039
	(4,460,534)	(1,254,514)	2,456,667
Deferred tax	1,726,261	586,260	(679,510)
	(2,734,273)	(668,254)	1,777,157

21.2Plan assets

Plan assets are resources held by pension trusts for payment of pension obligations. Payments for health and education post–employment benefits are Ecopetrol’s responsibility. The destination of trust resources and its yields cannot be changed or returned to the Ecopetrol Business Group until all pension obligations have been fulfilled.

The following is the composition of the plan assets of pension and pension bonds by type of investment as of December 31, 2023 and 2022:

	2023	2022
Other local currency	3,298,496	4,810,813
Bonds of private entities	3,118,893	1,674,431
Bonds issued by the national government	2,262,378	1,552,690
Other foreign currency	1,980,308	1,762,899
Variable yield	1,027,891	291,847
Other public bonds	197,044	201,508
Bonds of foreign entities	126,257	104,622
	12,011,267	10,398,810

The 55.70% (2022 – 53.76%) of plan assets are classified as level 1 in the fair value hierarchy where prices for the assets are directly observable on actively traded markets, and 44.30% (2022 – 46.24%) are classified as level 2.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following table reflects the credit ratings of the issuers and counterparties in assets held by the autonomous pension funds:

	2023	2022

AAA	4,567,823	4,138,043
Nación	4,037,150	3,319,858
BB+	407,183	267,961
AA+	323,613	312,303
BBB-	164,034	47,919
AA	155,628	161,244
F1+	64,624	87,111
BBB+	24,796	30,331
BAA2	23,864	20,880
AA-	18,836	8,714
BAA1	16,728	20,814
BRC1+	15,506	43,000
A+	9,499	23,514
A	1,884	2,352
Other ratings	985,554	414,681
Rating not available	1,194,545	1,500,085
	12,011,267	10,398,810

21.3Actuarial assumptions

The following are the actuarial assumptions used in determining the present value of defined employee benefit obligations used for the actuarial calculations as of December 31, 2023, and 2022:

2023	Pension	Bonds	Health	Education	Others (1)
Discount rate	7.5% - 11.7%	7.25%	11% - 12%	11% - 12%	7.4% - 12%
Salary growth rate	3.5% - 4.5%	N/A	3.5% - 4.5%	N/A	3.5% - 4.61%
Expected inflation rate	3.0% – 4.5%	3.00%	3.00%	3.00%	3.0% – 3.5%
Pension growth rate	3.0% - 5.0%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	12.80%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	N/A

2022	Pension	Bonds	Health	Education	Others (1)
Discount rate	6.2% - 14.7%	9.00%	8.7% - 14-7%	6.3% - 14.8%	7.4% - 14.5%
Salary growth rate	4.5% - 5.5%	N/A	4.5% - 5.5%	N/A	4.5% - 4.7%
Expected inflation rate	3.0% - 4.5%	3.00%	3.00%	3.00%	3.0% - 4.5%
Pension growth rate	3.00%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	6.33%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	N/A

N/A: Not applicable for this benefit.

(1)	Weighted average discount rate.

The cost trend is the projected increase for the initial year, which includes the expected inflation rate.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.4Maturity of benefit obligation

The cash flows required for payment of post–employment obligations of Ecopetrol S.A. and Cenit are the following:

Period	Pension and bonds	Other benefits	Total
2024	1,293,410	683,341	1,976,751
2025	1,327,478	709,033	2,036,511
2026	1,342,616	741,746	2,084,362
2027	1,336,802	775,788	2,112,590
2028	1,351,056	817,592	2,168,648
2029	6,893,350	4,611,509	11,504,859

21.5Sensitivity analysis

The following sensitivity analysis shows the effect of such possible changes on the obligation for defined benefits, while keeping the other assumptions constant, as of December 31, 2023:

	Pension	Bonds	Health	Education	Other
Discount rate
–50 basis points	15,428,231	1,247,485	11,819,342	469,157	987,882
+50 basis points	14,034,889	1,188,056	10,302,032	433,565	955,544
Inflation rate
–50 basis points	13,972,915	1,190,418	N/A	N/A	847,577
+50 basis points	15,491,342	1,244,748	N/A	N/A	868,927
Salary growth rate
–50 basis points	N/A	N/A	N/A	N/A	109,492
+50 basis points	N/A	N/A	N/A	N/A	117,265
Cost trend
–50 basis points	N/A	N/A	10,315,944	433,225	N/A
+50 basis points	N/A	N/A	11,797,481	469,388	N/A

N/A: Not applicable for this benefit.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.Accrued liabilities and provisions

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2022	10,006,028	898,251	1,852,215	12,756,494
Abandonment costs update (1)	3,465,340	—	—	3,465,340
Additions (2)	71,001	27,250	755,114	853,365
Uses (3)	(680,283)	(905,351)	(382,828)	(1,968,462)
Financial costs and interest (3)	477,491	808,176	45,764	1,331,431
Foreign currency translation	(237,449)	(79,670)	(137,107)	(454,226)
Transfers	—	(25,868)	184,566	158,698
Balance as of December 31, 2023	13,102,128	722,788	2,317,724	16,142,640
Current	1,105,004	70,182	420,063	1,595,249
Non-current	11,997,124	652,606	1,897,661	14,547,391
	13,102,128	722,788	2,317,724	16,142,640
(1)

Main variations in the abandonment cost are due to 1) an increase in activity in Rubiales and Caño Sur, 2) an increase in operating costs in Cira-Infantas fields, and 3) upgrades in the equipment and tariff increases.

(2)	It mainly includes the recognition of provisions related to potential obligations, provision forced environmental at Ecopetrol S.A., among others.
(3)

It mainly includes uses and interest expenses originating from rulings against the claims of Ecopetrol S.A. related to public works contributions. The recognition applied Law 2277 of 2022 with which a benefit was obtained by reducing interest payable to the tax authority by 50%

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2020	11,239,325	118,139	1,070,266	12,427,730
Abandonment costs update	500,868	—	—	500,868
Effect of business combination	—	329,123	618,760	947,883
Additions	242,435	261,785	210,619	714,839
Uses	(548,133)	(13,453)	(334,922)	(896,508)
Financial costs	292,329	3,925	7,272	303,526
Foreign currency translation	152,212	4,466	34,774	191,452
Transfers	11,283	(19)	31,153	42,417
Balance as of December 31, 2021	11,890,319	703,966	1,637,922	14,232,207
Current	1,041,674	59,843	488,601	1,590,118
Non-current	10,848,645	644,123	1,149,321	12,642,089
	11,890,319	703,966	1,637,922	14,232,207

22.1Asset retirement obligation

The estimated liability for asset retirement obligation costs corresponds to the future obligation that the Ecopetrol Business Group to restore environmental conditions to a level similar to that existing before the start of projects or activities, as described in Note 4.14. As these relate to long–term obligations, this liability is estimated by projecting the expected future payments and discounting at present value with a rate indexed to the Ecopetrol Business Group’s financial obligations, considering the temporariness and risks of this obligation. The discount rates used in the estimate of the obligation as of December 31, 2023, were Exploration and Production 5.02% (2022 – 5.30%), Refining and Petrochemicals 5.51% (2022 - 6.36%), and Transportation and Logistics 5.20% (2022 - 5.58%).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.2Litigations

The following table details the main litigations recognized in the statement of financial position as of December 31, whose loss expectations are probable and could imply an outflow of resources:

	2023	2022
CTEEP Regulatory Contingency: Billing Eletrobras – RBNI Corresponds to the collection action filed by Eletrobras against ISA CTEEP requesting the return of the value charged in excess by the company as part of the payment of the compensation resulting from the extension of Concession Contract No. 059/2001 under Law No. 12,783/201, relating to NI facilities (new investments) that had been transferred to the company by Eletrobras.	34,846	40,692
Tax contingency: Property and Urban Land Tax (IPTU) CTEEP: corresponds to processes related to the collection of Property Tax (IPTU) in several municipalities of the State of São Paulo and recognizes a provision to cover processes.	20,228	23,691
Unfavorable first instance ruling for Ecopetrol in the process of direct fixing for the damages associated with the hydrocarbon spill that occurred in Guaduas, Vereda Raizal and Cajón, in the property called “La Floresta” in May 2004.	14,245	14,245
Administrative processes of a sanctioning type issued by PRONATEL and OSIPTEL Internexa Peru: Procedure for failure to pay contributions during the years 2010 to 2023 for the usufruct contracts with Telefónica del Perú and associated fines.	10,161	11,675
Second instance rulings unfavorable to the interests of Ecopetrol, related to public works contributions, for which they have a unified sentence and that could be subject to collection by the tax authority.	6,792	223,439
Lost profits because of an open competition for the management of a set of assets transferred to a trust company.	5,774	5,774
Ecopetrol S.A. as responsible for the damages caused by export activities in the area of influence of the municipalities of Cicuco, Talaigua Nuevo and Mompox.	5,428	4,680

22.3Environmental contingencies and others

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

From the Company’s Environmental Management, with the regional environmental departments and allies in the territory, Ecopetrol executes more than 240 current plans for environmental offsetting and forced investment of 1%, with a historical execution that exceeds $90 billion, these resources have been invested in protection, conservation and preservation actions through voluntary conservation agreements, purchase of properties intended for conservation, ecological restoration and reforestation and the achievement of the signing of the first agreement with IDEAM for the execution of the forced obligation not to less than 1%, in line with investment with actions to monitor water resources through the instrumentation and monitoring of climatological and hydrological variables with hydrometeorological stations.

22.4Contingencies

Refinería de Cartagena S.A.S.

Arbitration tribunal:

On March 8, 2016, Reficar filed a request for arbitration with the International Chamber of Commerce (the “ICC”) against Chicago Bridge & Iron Company NV, CB&I (UK) Limited and CBI Colombiana SA (jointly, “CB&I”), concerning a dispute related to the Engineering, Procurement, and Construction Agreements entered into by and between Reficar and CB&I for the expansion of the Refinería de Cartagena, Colombia. Reficar is the Claimant in the ICC arbitration and seeks no less than USD$2 billion in damages plus lost profits.

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

Subsequently, on December 20, 2021, Refinería de Cartagena presented its memorial for costs in the Arbitration against CB&I. For its part, on February 11, 2022, CB&I presented its memorial for costs.

On September 7, 2023, Refinería de Cartagena S.A.S. was notified of the decision of the International Arbitration Court that resolved the lawsuit filed by the Company against Chicago Bridge & Iron Company N.V., CB&I UK Limited Ltd. and CBI Colombiana S.A. (CB&I), in face of the International Chamber of Commerce, in relation to the engineering, procurement and construction contract for the expansion and modernization of the Refinería de Cartagena. The Arbitration Court ordered CB&I to pay approximately $1,000 USD million plus interest in favor of Refinería de Cartagena. Similarly, the Arbitral Tribunal dismissed CB&I’s claims for close to $400 USD million. Chicago Bridge & Iron Company N.V. and CB&I UK Limited applied for the annulment of the award on June 8, 2023.

On August 4, 2023, Refinería de Cartagena answered to the annulment request and, in addition, requested its confirmation. Likewise, on September 22, the Company presented its reply memorandum to the request for confirmation of the Arbitration Award.

The Arbitration Court decision is binding on the parties and, as part of the legal process, it must be confirmed by the Court for the Southern District of New York.

On September 8, 2023, McDermott International, parent company and controlling company of CB&I, reported that it will initiate financial restructuring procedures for its subsidiaries in the United Kingdom and the Netherlands, CB&I UK Limited and Chicago Bridge & Iron Company N.V. respectively, considering the imposed order by an international arbitration court of the International Chamber of Commerce against them and in favor of Refinería de Cartagena. The Company, advised by a global team of lawyers and experts, became an active part of the business reorganization processes in said countries to defend its own interests.

Subsequently, on October 10, 2023, the Convicts requested before the Texas Bankruptcy Judge the initiation of a procedure for recognition of financial restructuring processes abroad, known as Chapter 15 of the Bankruptcy Code of the United States of America. Specifically, they requested recognition of the financial restructuring processes that were announced by McDermott International on September 8, 2023.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Based on the above, the process of annulment and recognition of the Arbitration Award - which determines the possibility of executing it and therefore collecting the decreed sums - is temporarily suspended by order of the Bankruptcy Judge of the Texas Judge. In this regard, it should be noted that the judge only issued an order suspending proceedings in the United States of America that go against the assets of the Convicted parties.

On November 29, 2023, a hearing was held to request the lifting of the temporary suspension, however the Judge did not grant the request, however, he determined that when new facts are available, Refinería de Cartagena may request the lifting of the measure again. provisional suspension.

On February 27, 2024, Refinería de Cartagena was notified of the decision of the United Kingdom Court in which it was determined that the financial restructuring plan of CB&I UK Limited, a subsidiary of McDermott International Ltd., was approved by said court.

Regarding the reorganization process started by Chicago Bridge & Iron Company (now McDermott Holdings N.V.) in the Netherlands on September 8, 2023, on February 25, 2024, an independent restructuring expert appointed by the Court put to a vote an alternative reorganization plan under which Refinería de Cartagena would receive shares from McDermott International Ltd. Business Group. This plan is expected to be approved in March of this year.

On March 21, 2024, in response to the restructuring process, Refinería de Cartagena S.A.S. was notified of the decision of the Court of the Netherlands on March 21, 2024, facing the approval of the alternative financial restructuring plan of CB&I N.V.

Through this plan, Refinería de Cartagena S.A., among other aspects, will receive preferred shares convertible into 19.9% of the common capital of McDermott International Ltd., (parent of CB&I N.V.) a business group with a presence in more than 54 countries, specialized in engineering for the energy industry, as well as in low carbon emissions solutions.

With this judicial decision, the Company consolidates the defense of its interests and those of the Nation.

As of March 31, 2024, given the sanctioning of the aforementioned plans, Refinería de Cartagena became a shareholder of 19.9% of McDermott International Ltd. and was a beneficiary of (i) US$ 70 million and US$ 95 million draw under two different letters of credits; and (ii) US$ 9 million corresponding to reimbursement of legal fees. In relation to the shares of McDermott International Ltd., although they are preferred shares, Refineria de Cartagena does not have the right to vote, or to designate a Board Member nor exercises control over McDermott International Ltd. Refinería de Cartagena advances in the fair value measurement of the shares to recognize them in its financial statements.

These latest events have no impact on the financial statements as of December 31, 2023.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In this process, 8 former officials of the Refinería de Cartagena are being investigated (3 former presidents and 5 former financial vice presidents).

The CGR made a special visit to the refinery facilities between February 20 and 24, 2023, which focused on two main points related to: (i) unidentified expenses, for $22 MUSD from the periods 2015 to 2018 and, (ii) $269 MUSD that, according to the CGR, entered the Project, and its use could not be identified.

On March 1, 2023, through Auto No. 0335, the CGR decreed the preparation of a technical report by the CGR team that participated in the visit.

On April 14, 2023, the officials assigned by the CGR presented the technical report in which, based on the information provided and the explanations provided by the Refinería de Cartagena, it was concluded that in all records the destination of the associated expense was identified to each of the third parties.

On April 19, 2023, by Order No. 0665, it was ordered to incorporate the technical report into the process and make it available to the procedural subjects. It is expected that, based on the conclusions of the report, the CGR will make the decision to charge or archive the process.

There were no additional changes to the process.

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

As of December 31, 2023, there were no changes to the process.

Proceeding 2 - 110016000101201800132 Business line

This process is being carried out against ex-members of the Board of Directors and a ex-president of Refinería de Cartagena, for the crimes of aggravated unfair administration, and obtaining a false public document. In this process, Refinería de Cartagena and Ecopetrol S.A. were officially recognized as victims.

On November 18, 2019, the preparatory trial hearing was installed, and it is currently being developed.

As of December 31, 2023, there were no changes to the process.

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

On October 19, 2023, the Criminal Chamber of the Superior Court of Bogota confirmed the first instance ruling.

Against this ruling, the attorneys of the convicted persons filed an extraordinary appeal for cassation before the Supreme Court of Justice.

Proceeding 4 - 110016000000201702546 – Principle of opportunity

This process is being executed against a ex-employee of the Refinería de Cartagena, for charges related to crimes against the public administration, and illegal interest in the execution of contracts.

The criminal action is suspended until December 2023, due to the application of the principle of opportunity.

22.5Detail of contingent liabilities

The following is a summary of the main contingent liabilities that have not been recognized in the statement of financial position as, according to the evaluations made by internal and external advisors of the Ecopetrol Business Group, the expectation of loss is not probable as of December 31, 2023, and 2022:

	2023		2022
	Number of		Number of
Type of process	processes	Proceedings	processes	Proceedings
Constitutional	115	644,398	122	642,057
Ordinary administrative	145	3,092,308	147	2,590,089
Labor	645	78,432	625	68,194
Civil	57	17,350	59	761,090
Arbitration	1	449,781	—	—
Penal	1	—	—	—
	964	4,282,269	953	4,061,430

22.6Details of contingent assets

The following is a breakdown of the Ecopetrol Business Group’s principal contingent assets, where the associated contingent gain is likely, but not certain:

	2023		2022
	Number of		Number of
Type of process	processes	Proceedings	processes	Proceedings
Ordinary administrative	94	662,350	87	687,332
Arbitration	1	300,846	—	—
Civil	268	31,136	211	30,717
Penal	116	35,561	98	2,453
Labor	488	18,424	406	15,696
Constitutional	6	—	10	—
	973	1,048,317	812	736,198

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.Equity

23.1	Subscribed and paid–in capital

Ecopetrol’s authorized capital amounts to $36,540,000, and is comprised of 60,000,000,000 ordinary shares, of which 41,116,694,690 are outstanding, and 11.51% (4,731,906,273 shares) are held privately and 88.49% (36,384,788,417 shares) are held by the Colombian Government. The value of the reserve shares amounts to $11,499,933 comprised of 18,883,305,310 shares. As of December 31, 2023, and 2022, subscribed and paid–in capital amounts to COP$25,040,067. There are no potentially dilutive shares.

23.2Additional paid–in capital

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

23.3Equity reserves

The following is the composition of the Ecopetrol Business Group’s reserves as of December 31, 2023, and 2022:

	2023	2022
Legal reserve	9,747,885	6,407,256
Fiscal and statutory reserves	509,082	509,082
Occasional reserves	7,665,758	1,982,295
	17,922,725	8,898,633

The General Shareholders’ Meeting of Ecopetrol S.A., held on March 31, 2023, approved the 2022 profit distribution project and the establishment of a reserve for $7,665,758, to support the financial sustainability of the Company and flexibility in the development of your strategy.

The movement of equity reserves is the following for the years ended December 31, 2023, and 2022:

	2023	2022
Opening balance	8,898,633	10,624,229
Release of reserves	(2,491,377)	(5,886,441)
Allocation to reserves	11,515,469	11,068,450
Dividends declared	—	(6,907,605)
Closing balance	17,922,725	8,898,633

23.4Retained earnings and dividends

Ecopetrol Business Group distributes dividends based on its financial statements prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The Ordinary General Assembly of Shareholders of Ecopetrol S.A., held on March 31, 2023, approved the profit distribution project for fiscal year 2022 and defined the distribution of dividends in the amount of $24,382,199 (distribution during 2022: $11,512,675).

The payment of dividends to minority shareholders was made in three equal installments in April, September, and December 2023. On the other hand, for the majority shareholder, the respective compensation of the dividend has been made against the balance of the account receivable of the Stabilization Fund of Fuel Prices (FEPC) for $21,576,179 (2022: $6,788,385). As of December 31, 2023, the Company has paid cash dividends amounting to $5,570,876 (2022: 13,356,947).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Dividends were paid as follows:

	2023	2022	2021
Ecopetrol S.A.	2,747,231	11,622,778	696,387
Interconexión Eléctrica S.A. ESP	1,506,799	572,260	790,532
Oleoducto Central S.A. - Ocensa	809,302	752,530	682,615
Invercolsa S.A.	254,464	179,202	150,333
Oleoducto de los Llanos Orientales S.A. - ODL	171,290	138,939	147,056
Oleoducto de Colombia S.A. - ODC	81,790	91,238	86,594
Oleoducto Bicentenario de Colombia S.A.S. - OBC	—	—	217,770
Total	5,570,876	13,356,947	2,771,287

23.5Other comprehensive income attributable to owners of parent

The following is the composition of the other comprehensive income attributable to the shareholders of the parent, Ecopetrol, net of tax:

	2023	2022	2021
Foreign currency translation	15,055,305	28,816,983	17,244,255
Hedge of a net investment in a foreign operation	(3,165,320)	(9,219,271)	(4,364,466)
Actuarial gain on defined benefit plans	(3,942,417)	(1,331,361)	(517,278)
Cash flow hedges for future exports	601,744	(2,473,999)	(945,250)
Cash flow hedge with derivative instruments	124,384	1,290	(61,502)
Others	952	3,077	2,135
	8,674,648	15,796,719	11,357,894

23.6Earnings per share

	2023		2022		2021
Profit attributable to Ecopetrol’s shareholders		21,060,798		31,604,781		15,649,143
Weighted average number of outstanding shares		41,116,694,690		41,116,694,690		41,116,694,690
Net basic earnings per share (Colombian pesos)	COP$	512.2	COP$	768.7	COP$	380.6

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.Revenue from contracts with customers

	2023	2022	2021
National sales
Mid–distillates (1)	32,605,842	39,182,510	17,140,327
Gasoline and turbo fuels (1)	23,129,025	27,620,199	15,475,370
Natural gas	4,358,266	4,162,876	3,200,069
Services	3,232,784	3,601,681	3,065,988
Electric power transmission services (2)	2,769,897	2,595,505	728,467
Plastic and rubber	1,225,223	1,568,816	1,642,035
Fuel gas service	989,084	860,102	734,666
Asphalts	938,185	897,200	611,051
LPG and propane	762,349	1,094,332	926,231
Roads and Construction Services (2)	349,834	355,737	107,179
Polyethylene	314,184	302,630	320,466
Aromatics	297,957	343,792	247,387
Crude oil	128,416	375,790	193,476
Fuel oil	36,298	9,213	23,799
Other income gas contracts	30	1,940	2,879
Other products	607,708	679,183	402,828
Cash flow hedges (3)	—	—	(8)
	71,745,082	83,651,506	44,822,210
Foreign sales
Crude oil	49,559,864	56,651,753	34,868,421
Electric power transmission services (2)	5,666,389	5,114,783	1,827,622
Roads and Construction Services (2)	4,761,317	4,676,822	1,241,144
Fuel oil	4,028,908	4,348,312	2,288,977
Diesel	4,097,117	2,324,861	3,867,937
Plastic and rubber	1,393,669	2,036,201	2,092,379
LPG and propane	302,159	339,837	116,960
Natural gas	105,413	254,054	71,529
Gasoline and turbo fuels	193,394	157,685	—
Cash flow hedges (3)	(468,407)	(1,578,246)	(349,884)
Other products (4)	1,804,697	1,633,510	1,033,909
	71,444,520	75,959,572	47,058,994
	143,189,602	159,611,078	91,881,204
(1)	Includes the corresponding value to the application of Decree 180522 of March 29, 2010, and other standards that modify and add (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of ordinary motor gasoline and ACPM, and the methodology for calculating the net position, which can be positive or negative. As of December 31, 2023, the value recognized by price differential corresponds to $20,531,095 (2022: $36,532,743; 2021: $11,335,453).
(2)	Corresponds to the revenue related to the electric power transmission contracts and toll roads concessions of Interconexión Eléctrica S.A. E.S.P.
(3)	Includes the result of hedging for future exports (Note 29.3) for $(479,779) (2022: ($1,143,287)); (2021: ($249,978)) and operations with derivative financial instruments for $11,372 (2022: ($434,959)); (2021: ($99,914)).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(4)	It includes a increase in other foreign services revenues of BlackGold Re. for $3,763 (see Note 5), considering the effects of risk adjustments in insurance contracts, according to the IFRS 17 implementation.

Sales by geographic areas

	2023	%	2022	%	2021	%
Colombia	71,745,082	50.1%	83,651,506	52.4%	44,822,210	48.8%
Asia	28,841,440	20.1%	22,547,997	14.1%	20,355,063	22.2%
United States	24,991,770	17.5%	27,120,783	17.0%	16,025,083	17.4%
South America and others	12,223,922	8.5%	13,609,587	8.5%	5,727,355	6.2%
Central America and the Caribbean	2,637,460	1.9%	9,841,202	6.2%	3,503,618	3.8%
Europe	2,749,928	1.9%	2,840,003	1.8%	1,447,875	1.6%
	143,189,602	100.0%	159,611,078	100%	91,881,204	100%

Concentration of customers

During 2023, Organización Terpel S.A. represented 10% of sales revenue for the period (2022 – 9% and 2021 – 11%); no other customer represented more than 10% of total sales. There is no risk of the Ecopetrol Business Group’s financial situation being affected by a potential loss of the client. The commercial relationship with this customer is for the sale of refined products and transportation services.

Revenues from concession contracts

ISA, through its companies, promotes development in several countries through concessions acquired for the supplying of public energy transport services, services associated with the Management of Real Time Systems in Colombia and public road transport, through concessionaires in Chile and Colombia.

The ISA concessions contain the obligation to carry out major works and at the end of the concession to deliver the asset to the grantors in optimal conditions. These major maintenance works are accounted for i) at the moment in which the works are executed and ii) when the value of the outflow of resources is known.

The current contracts signed by the ISA, except the contracts from Peru and Bolivia, have guaranteed cash flows.

ISA meets its obligations under the concession contracts and provides the contracted services with the use of infrastructure assets determined in each concession contract. Upon the expiration of each concession, ISA has the opportunity to present a bid for its renewal.

The main concessions are the following:

Concessions in Colombia

Intelligent Network Systems

Intelligent Network Systems, through a business collaboration agreement entered into with UNE EPM Telecomunicaciones S.A. and Consorcio ITS, executes the addendum number 5 of the Inter-administrative Agreement 5400000003 of 2006 with the Municipality of Medellín to “provide under the concession modality, the necessary technological infrastructure, the services for its modernization and optimization of the management of the administrative services of the Secretaría de Transporte y Tránsito of Medellín, through a complete solution of technology, information, communications and operation of the information and communications technology (ICT’s)”. As payment for such services, Intelligent Network Systems receives a portion of the penalty fees collected through the photodetection system within the municipality.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

This contract is within the scope of IFRIC 12 under the intangible model, considering the following aspects:

●	Municipality of Medellín is the grantor of the concession and as such controls the services provided by the concessionaire with the relevant infrastructure, as well as, in relation to penalty fees, the value of such penalties and the method of imposing them.
●	The Municipality of Medellín controls, through ownership of the right of use, any significant residual interest in the infrastructure at the end of its useful life, as established in the agreement. Upon termination of this agreement, all goods, equipment, technology, and software use licenses will be reverted to the Municipality.

Ruta Costera

In accordance with Law 1508 of 2012 which regulates public-private partnerships, the National Infrastructure Agency (“ANI”), by means of Resolution No. 862 of July 2, 2014, awarded Public Tender No. VJ-VE-IP-LP-0011-2013 and, on September 10, 2014, executed Concession Contract No. 004 of 2014 with Concesion Costera Cartagena-Barranquilla, an indirect subsidiary of ISA. The contracted services consist of executing “ the final studies and designs, environmental management, property, social management, construction, rehabilitation, improvement, operation, and maintenance of the corridor Cartagena-Barranquilla Project and Circunvalar de la Prosperidad”.

This contract is within the scope of IFRIC 12 under the financial asset model for investment in construction (construction services). As compensation, the concessionaire receives: revenues from commercial exploitation, including toll collections, and payments from ANI, to the extent applicable. If the concessionaire does not achieve the expected revenue from toll collection, the grantor (ANI) will pay the concessionaire a collection differential in years 8, 13 and 18. Such collection differential has been contractually defined as the present value of toll collections for any given reference month. This revenue arrangement represents an unconditional contractual right to receive a specific and determinable amount of cash or other financial assets for the construction services provided.

As of December 31, 2021, construction of Functional Unit 3 had advanced 97.24% and construction of Functional Unit 6 had advanced 99.94%, thus achieving a consolidated progress 99.91% for the entire project. Since 2022 the concession is fully operational.

Concessions in Brazil

As concessionaires for power transmission services in Brazil, we have the obligation to build and operate the transmission infrastructure, while the grantor retains ownership rights to the concession assets. Upon expiration of the concession, concession assets are to be transferred back to the grantor who must pay any pending compensation to the concessionaire.

The concession contracts of ISA CTEEP and TAESA were analyzed and classified in accordance with IFRS 15 - Revenue from contracts with customers within the contractual asset model as of January 1, 2018.

The value of the contractual asset of the electric power transmission concessions is equal to the present value of future cash flows, which are determined at the beginning of any given concession or renewal. Such future cash flows are revaluated periodically, in previously determined tariff review periods.

Cash flows are defined based on payments received by concessionaires for supplying power transmission services to end-users. Such payments are known as Receita Anual Permitida or “RAP” and serve to compensate the cost of investments made in the transmission infrastructure. Any investment costs that are not fully compensated through the receipt of RAPs trigger the right to receive payment from the grantor. This flow of future collections is updated for inflation (IPCA/IGPM) and paid at a discount rate at the beginning of each project.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

During the construction stage, the concessionaire has the right to receive consideration in accordance with progress made on construction of the network and the performance of its obligations, and not only in accordance with the time used for construction. Revenue is equivalent to the value of construction expenses plus a construction margin, as a result of the application of the pronouncement of the CVM (Brazilian Securities and Exchange Commission) on the accounting treatment for contract assets (CVM Official Communication 4/2020)

Revenues from these concession assets generate taxes under the Social Integration Program and the Contribution for the Financing of Social Security (Cofins) program. These may be registered as deferred taxes (non-current liabilities).

Concessions in Chile

Road concession contracts for the supply of road infrastructure in Chile, may be remunerated in one or two ways: variable revenues, which may account for traffic risk (the variation of projected demand) or fixed revenue, that is, a guaranteed total amount subject to a revenue distribution mechanism or calculated at the present value of future cash flows. In the latter cases, the total revenue is guaranteed at present value. Additionally, in some concession contracts other concepts are included, such as the minimum guaranteed revenue and subsidies (both in construction and in operation stages); both correspond to payments from the State, subject to specific compliance of conditions by the concessionaire.

The model applied to concessions in Chile will depend on whether revenue is guaranteed or not (whether it is subject to traffic risk or not) and whether it is enough to pay for the investment. On one hand, if the concession contract considers traffic risk, it is recognized according to IFRIC 12 as an intangible asset. This asset is amortized over the life of the concession operation. On the other hand, if the contract establishes income and compensation guarantee mechanisms, it is recognized as a financial asset. This asset is extinguished through payments received from road users, through the collection of tolls, or directly through payments from the Ministry of Public Works. Currently, ISA has road concessions in Chile applying the financial asset model.

Concessions in Peru

Due to their terms and conditions, as well as the rights and obligations of concessionaires, the concession contracts of ISA REP, ISA Perú, and Consorcio Transmantaro are recognized as intangible assets. The intangible asset model applies when the services provided by the concessionaire are paid by end-users or when the grantor does not unconditionally guarantee the collection of revenues. These contracts grant the concessionaire the right to charge end-users for the energy transmission service, but do not establish an unconditional right to receive cash.

All the concession contracts for the supply of power transmission services in Peru contain similar terms and conditions.

Concessions in Bolivia

Similar to concession contracts in Peru, concessions to provide public energy services in Bolivia do not guarantee the unconditional receipt of cash by the concessionaire. In these concession contracts, we assume the credit risk associated with the collection of amounts invoiced and may not be able to recover the entire value of the investment made. Additionally, the Bolivian State is not obliged to guarantee shortages, either due to the non-existence of demand or due to non-payment by any of the market agents; therefore, the grantor has no obligation to pay for the construction services received and, in this sense, the model that adjusts to the contractual conditions by IFRIC 12 is the intangible asset model, framed by IFRIC 12.

The balances of assets and income from concessions accounted for under IFRIC 12 are disclosed in Exhibit 3. Quantitative information on service concession contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Committed investments

ISA and its companies have committed investments of $31.1 trillion pending execution in the 2024-2030 period. These investments correspond to the balance pending execution of contracts already awarded, and to estimated needs for reinforcements and expansions of existing infrastructure and replacement of assets. These investments represent a strategic commitment to expand and modernize infrastructure, improve operational efficiency, and promote the adoption of sustainable technologies, increasing cash flow generation and the value of ISA for its shareholders.

The committed investments pending of execution for 2024-2030 period are distributed as follows:

●	Projects awarded for $20.2 trillion in the energy transmission (71%), construction and improvement businesses roads (24%) and telecommunications business development (5%).
●	Reinforcement and improvements for the existing network of ISA CTEEP and subsidiaries for $3.3 trillion, approved by the National Electric Energy Agency (ANEEL). Additionally, it is estimated to execute $3.9 trillion associated with reinforcements and improvements pending of approval by the regulator.
●	Capital contributions of $1.6 trillion to Conexión Kimal Lo Aguirre in Chile and to TOCE CEPI energy transmission project in Peru.
●	Projection of investments related to the maintenance and optimization plan of existing assets for $1.2 trillion and investments in technological developments and headquarters conservation for $0.9 trillion.

The committed investments include in 2023 the award of new energy transmission projects in Peru, Brazil, and Colombia (lots 1, 7, and 9 in ISA CTEEP, Group 1 in Transmantaro, capital contributions to TOCE CEPI and connections in Peru and Colombia), and in the roads in Chile and Panama (Orbital Sur and Panamericana).

81% of the investment will be concentrated in the energy transmission business, 15% in roads and the remaining 4% in telecommunications.

The value of committed investments pending execution may vary, among other things, due to adjustments in the scope of the projects, equipment and material prices, and variations in macroeconomic estimates, such as exchange rates and price indexes.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

25.Cost of sales

	2023	2022	2021
Variable costs
Imported products (1)	24,204,342	31,230,405	16,944,375
Purchases of crude	13,389,646	16,223,628	10,015,898
Purchases of hydrocarbons – ANH (2)	8,518,700	9,219,215	5,611,153
Depreciation amortization and depletion	8,125,774	6,774,770	6,328,144
Electric energy	2,294,253	1,540,452	1,087,269
Taxes and economic rights	1,712,283	1,510,265	1,125,761
Process materials	1,563,802	1,260,608	906,500
Purchases of other products and natural gas	1,201,349	1,244,765	811,024
Hydrocarbon transport services	1,586,553	1,219,818	917,552
Services contracted in associations	284,104	311,107	267,934
Others (3)	1,151,536	(2,354,814)	(3,009,700)
	64,032,342	68,180,219	41,005,910
Fixed costs
Depreciation and amortization	5,079,308	4,635,601	3,270,735
Maintenance	4,642,710	3,771,137	2,637,857
Labor costs	3,976,370	3,436,167	2,596,947
Construction services	2,600,184	2,802,486	732,723
Services contracted	3,523,125	2,870,890	2,023,277
Services contracted in associations	1,467,693	1,566,562	1,286,291
Taxes and contributions	1,123,475	914,455	1,060,123
Materials and operating supplies	880,729	684,679	561,182
Hydrocarbon transport services	249,414	179,082	57,855
General costs	602,848	416,870	348,876
	24,145,856	21,277,929	14,575,866
	88,178,198	89,458,148	55,581,776
(1)	Imported products correspond mainly to mid-distillates, gasolines and naphtha, the variation occurs due to lower requirements due to greater operations in refineries.
(2)	Corresponds to purchases of crude oil by Ecopetrol Business Group from the National Hydrocarbons Agency (ANH, by its acronym in Spanish) derived from national production.
(3)	Corresponds to i) result of the process of use and valuation of core inventories, ii) measurement at net realizable value, and iii) other capitalizable charges to projects.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.Administrative, operative, and project expenses

	2023	2022	2021
Administrative expenses
General expenses	2,378,606	2,040,773	1,638,129
Labor expenses	2,029,110	1,663,464	1,264,319
Taxes	82,692	57,944	52,889
Depreciation and amortization	535,389	573,514	386,732
	5,025,797	4,335,695	3,342,069
Operations and project expenses
Exploration costs (1)	2,088,922	1,512,268	959,562
Commissions fees freights and services	1,682,602	1,326,184	686,156
Taxes	838,977	781,181	515,848
Labor expenses	393,595	363,838	312,791
Fee for regulatory entities	288,212	192,094	139,158
Maintenance	107,832	162,383	156,412
Depreciation and amortization	71,916	145,106	174,311
Others	230,106	260,574	209,319
	5,702,162	4,743,628	3,153,557
(1)	It mainly includes the disposals and dry wells of the Cupiagua XD45, Cusiana Subthrust, Cusiana Profundo, Turupe, La Luna, Kale and Kinacú wells in Ecopetrol S.A.

27.Other operating (expenses) income

	2023	2022	2021
Expense for legal provisions	(686,430)	(516,288)	(650,926)
Gain (loss) on sale of assets	121,309	(86,954)	(123,342)
Impairment loss of current assets	(95,902)	(101,871)	(83,773)
Other income	234,892	149,258	785,297
	(426,131)	(555,855)	(72,744)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.Financial result

	2023	2022	2021
Finance income
Yields and interests	1,884,445	965,952	266,116
Results from financial assets	329,061	178,212	108,640
Gain (loss) on derivatives valuation	4,454	18,099	(406)
Other financial income	103,009	154,882	29,242
	2,320,969	1,317,145	403,592
Finance expenses
Interest	(6,923,831)	(5,517,417)	(3,095,224)
Financial cost of other liabilities (1)	(2,196,936)	(2,003,687)	(1,043,728)
Results from financial assets	(246,155)	(152,355)	(101,973)
Other financial expenses	(1,017,143)	(353,793)	(190,723)
	(10,384,065)	(8,027,252)	(4,431,648)
Foreign exchange gain
Gain (loss) from exchange difference	2,397,712	(124,650)	(31,726)
Gain from realization of other comprehensive income on sale of joint ventures	—	—	361,728
	2,397,712	(124,650)	330,002
Financial result	(5,665,384)	(6,834,757)	(3,698,054)
(1)	Includes the financial expense of the asset retirement obligations and the liabilities for post–employment benefits.

29.Risk management

29.1Exchange rate risk

The Ecopetrol Business Group operates mainly in Colombia and makes sales in the local and international markets, for that reason, it is exposed to exchange rate risk.

As of December 31, 2023, the Colombian peso appreciated 20.54%, going from a closing rate as of December 31, 2022, of COP$4,810.20 to COP$3,822.05 pesos per dollar.

When the Colombian peso depreciates, export earnings, when converted to pesos, increase, and imports and external debt service become more expensive.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The balance of financial assets and liabilities denominated in foreign currency for the years ended December 31, is presented in the following table:

(in USD$Million)	2023	2022
Cash and cash equivalents	554	615
Other financial assets	1,188	955
Trade receivables and payables, net	(973)	(392)
Loans and borrowings	(18,470)	(16,113)
Other assets and liabilities, net	268	202
Net liability position	(17,433)	(14,733)

Of the total net position, USD$(16,553) million correspond to net liabilities of companies with Colombian peso functional currency, of which USD$(16,535) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the exchange difference valuation of the remaining net assets for USD$18 million affects the statement of profit and loss. Likewise, USD$(880) million of the net position correspond to monetary assets and liabilities of Business Group companies with a functional currency other than the Colombian peso, whose valuation is recognized in the profit or loss statement.

29.2	Sensitivity analysis for exchange rate risk

The following is the effect of a change of 1% and 5% in the exchange rate of the Colombian peso as compared with the U.S. dollar, on the balance of financial assets and liabilities denominated in foreign currency as of December 31, 2023:

Scenario / Variation in	Effect on income	Effect in other
the exchange rates	before taxes +/–	comprehensive income +/–
1%	34,326	631,972
5%	171,630	3,159,860

29.3Cash flow hedge for future exports

To express in the consolidated financial statements, the effect of the existing natural hedge between exports and indebtedness, understanding that the exchange rate risk materializes when exports are made, On September 30, 2015, the Board of Directors made the first designation of Ecopetrol’s debt as a hedging instrument for its future income from crude oil exports.

The following is the movement of this non-derivative hedging instrument:

(US$Million)	2023	2022
Hedging instrument at the beginning of the period	5,572	4,972
Reassignment of hedging instruments	970	1,879
Realization of exports	(970)	(1,879)
Designation of new coverage	693	600
Hedging instrument at the end of the period	6,265	5,572

The following is the movement in other comprehensive income for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
Opening balance	(2,473,999)	(945,250)	(136,473)
Exchange difference	5,194,529	(4,317,263)	(1,533,743)
Reclassification to profit or loss (Note 24)	479,779	1,143,287	249,978
Ineffectiveness	25,454	6,625	24,496
Deferred income tax (Note 10)	(2,624,019)	1,638,602	450,492
Closing balance	601,744	(2,473,999)	(945,250)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The expected reclassification of the cumulative exchange difference from other comprehensive income to the profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2024	(259,133)	115,993	(143,140)
2025	(260,645)	114,704	(145,941)
2026	(253,536)	111,575	(141,961)
2027	(79,228)	34,866	(44,362)
2028	(78,661)	34,617	(44,044)
2029	(77,785)	34,231	(43,554)
2030	(36,975)	16,272	(20,703)
2031	(16,545)	7,281	(9,264)
2032	(14,746)	6,489	(8,257)
2033	(926)	408	(518)
	(1,078,180)	476,436	(601,744)

29.4Hedge of a net investment in a foreign operation

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

As of December 31, 2023, the total hedged balance is USD$10,270 million; which includes: i) Ecopetrol S.A. USD$9,942 million and ii) ISA Colombia for USD$328 million in net investment coverage on investments in the companies ISA REP, ISA Perú, Consorcio Transmantaro and Proyectos de Infraestructura del Perú.

The following is the movement in other comprehensive income attributable to owners of parent:

	2023	2022	2021
Opening balance	9,354,071	4,366,336	1,494,926
Exchange difference	(8,973,471)	7,526,124	4,579,758
Deferred income tax (Note 10)	2,760,084	(2,538,389)	(1,708,348)
Closing balance	3,140,684	9,354,071	4,366,336

29.5Hedging with financial derivatives to mitigate exchange rate and interest rate risk

The ISA Group and Oleoducto Central S.A. have hedges with derivative financial instruments – CCS (Cross Currency Swaps), IRS (Interest Rate Swap), and non-delivery forward to hedge exchange rates. These hedges are recognized as cash flow hedges.

Company	Derivative instrument	2023	2022
Intervial Chile (1)	Cross currency swap	44,134	77,229
Red de Energía del Perú	Cross currency swap	—	48,195
Oleoducto Central S.A.	Non-delivery forward	223,091	(137,242)
(1)

In 2021, a UF currency hedging operation was subscribed as a debt strategy in Chilean pesos (CLP). The subsidiary has a cross currency swap as a hedging instrument, the objective of which is to reduce the exposure to the variation of future cash flows, due to the variation in the exchange rate that affects the bond held by the entity in dollars and the variation of UF. for future flows, coming from toll collections.

29.6Commodity price risk

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

Ecopetrol Business Group has a policy for the execution of (strategic and tactical) hedges and implemented processes, procedures, and controls for their management:

●	The main purpose of the strategic hedging program is to protect the separate and consolidated financial statements against the volatility of market variables in each period, protect income and thus cash flow. During 2023, a hedging plan was executed to protect the box against low price scenarios below the budget base price, in this sense, put options were purchased. As of December 31, 2023, there was no balance of these financial instruments on the balance sheet.
●	On the other hand, tactical hedges allow capturing value in trading operations and Asset Backed Trading (ABT), mitigating the market risk of specific operations. In the trading activity, the commitments in spot and forward physical contracts imply an exposure to commodity price risk, particularly the risk associated with the volatility of the price of crude oil and refined products. Although said exposure is part of the natural risk of the production, refining and marketing activity carried out by the Business group, sometimes marketing, to maximize value capture, can concentrate risk exposure in terms of term and/or or indicator that differs from the Company’s natural price risk profile.
29.7	Credit risk

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

An aging analysis of the accounts receivable portfolio in arrears, but not impaired, as of December 31, 2023, and 2022 is as follows:

	2023	2022
Less than 3 months overdue	119,608	171,896
Between 3 and 6 months overdue	56,615	67,985
More than 6 months overdue	181,012	456,046
	357,235	695,927

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

The credit rating of issuers and counterparties in transactions involving financial instruments is disclosed in Note 6 – Cash and cash equivalents, Note 9 – Other financial assets and Note 21.2 – Plan assets.

29.8	Interest rate risk

Interest rate risk arises from Ecopetrol’s exposure to changes in interest rates because the Ecopetrol Business Group has investments in fixed and floating–rate instruments and has issued floating rate debt linked to SOFT, DTF, and CPI interest rates. Thus, interest rate volatility may affect the fair value and cash flows of the Ecopetrol Business Group’s investments and the financial expense of floating rate loans and financing.

As of December 31, 2023, 31.02% (2022, 26.4% and 2021, 25.7%) of the Ecopetrol Business Group’s indebtedness is linked to floating interest rates. As a result, if market interest rates rise, financing expenses will increase, which could have an adverse effect on the results of operations.

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

The following table provides information about the sensitivity of the Ecopetrol Business Group’s results and other comprehensive income for the next 12 months to variations in interest rate of 100 basis points:

			Effect on Other
	Effect on profit or loss (+/–)		Comprehensive Income (+/–)
	Financial	Financial
	Assets *	Liabilities	Plan Assets
+100 basis points	(57,834)	1,250,938	(479,513)
–100 basis points	57,834	(1,559,533)	491,397

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

29.9Liquidity risk

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

The following is a summary of the maturity of financial liabilities as of December 31, 2023. The amounts disclosed in the table are the contractual undiscounted cash flows. The payments in foreign currency were restated taking a constant exchange rate of COP$3,822.05 per U.S. dollar:

	Up to 1 year	1–5 years	5–10 years	> 10 years	Total
Loans (payment of principal and interest)	16,114,446	53,349,820	52,849,835	42,033,907	164,348,008
Trade and other payables	18,891,434	30,663	—	—	18,922,097
	35,005,880	53,380,483	52,849,835	42,033,907	183,270,105

29.10Risk and opportunities related to climate

The Business Group advanced in the process of identifying and evaluating physical and transition climate risks, considering short, medium and long-term climate scenarios. Physical and transition risks are often considered opposites. The greatest transition risks are associated with the most aggressive reduction policies, with the objective of reaching zero net emissions, while the physical risks are greater in lax policy scenarios, in which the increase in emissions is expected cause more extreme weather events. As a result, the International Energy Agency (IEA), the Intergovernmental Panel on Climate Change (IPCC), and the Shared Socioeconomic Pathways (SSP) have concocted an array of future climate scenarios incorporating various political decisions and climate outcomes.

Implementing the process of recognizing, assessing, and managing climate-related risks and opportunities, the Business Group provides the following summary:

●

Physical risks: related to the exposure and vulnerability of the Business Group to the impacts of climate change and climate variability in Colombia, which could affect the availability of water and increase the exposure of assets to possible damage and operational disruptions.

o

The Business Group carried out the identification and analysis of seven (7) physical risks related to chronic threats (drought and thermal stress) and acute threats (precipitation, coastal flooding, river flooding, fires and winds) at 95 points associated with the main assets of the Group. The modeling was carried out through Cervest’s EarthScan platform, using the following IPCC scenarios: (i) scenario aligned with the Paris Agreement objective (SSP1- RCP2.6), (ii) peak emissions scenario in 2040 (SSP2- RCP4.5), and (iii) business as usual scenario (SSP5-RCP8.5). EarthScan uses regional climate models with diverse data sets to analyze the physical vulnerability of assets, in relation to the potential impact of climate threats. The probability and severity of climate events are estimated up to 2100.

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
o

Regulatory risk, associated with regulatory changes that may directly affect the Business Group in the short and medium term. Among the regulatory changes, the following can be highlighted: (i) new information requirements for the application or modification of current and future licenses, of which Ecopetrol Business Group could not have the information available, (ii) new regulations for the detection and repair of leaks, flaring, and venting of gas, (iii) disclosure requirements on environmental and social matters by the Financial Superintendence of Colombia, (iv) new requirements for project verification and (v) greater limitations on the use of offsetting to meet decarbonization goals, among others.

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

The Group defined a modeling exercise that prioritized market and regulatory risk, for the upstream segment, using the following analysis routes: (i) quantification of the impact on revenues derived from a changing demand for hydrocarbons, (ii) quantification of the impact in costs due to changes in carbon prices, and (iii) quantification of the financial repercussions derived from higher abatement costs associated with limitations on the use of offsets. The model used the International Energy Agency WEO 2023 scenarios: (i) Net Zero Emissions (NZE), (ii) Announced Pledges Scenario (APS), and (iii) Stated Policies Scenario (STEPS). The portfolio’s resilience was evaluated by comparing the net present value of future cash flows from the IEA scenarios with the net present value of Ecopetrol’s base case. In both cases, the hypotheses associated with the analysis routes were applied. The foregoing will be subject to review and assessment to establish the potential impact on the financial and strategic planning of the Group.

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

To mitigate the materialization of physical and transition risks, the Business Group has a business risk associated with the management of Climate Change and Water, which included Biodiversity in the recent update of the risk map. The risk incorporates mitigating measures related to the management of greenhouse gas emissions, adaptation to climate variability and change, decarbonization projects, initiatives and technologies and instruments for their financing (internal carbon price, allocation of resources for investment), among others, in addition to key risk indicators associated with the occurrence of extreme climate events, reduction of greenhouse gas emissions and efficiency in water management. This business risk is updated annually, to include new actions that allow the Business Group to adequately manage the risks associated with climate.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.11Capital management

The main objective of the capital management of the Ecopetrol Business Group is to ensure a financial structure that optimizes the cost of capital, maximizes the rate of return to its shareholders and allows access to financial markets at a competitive cost to cover financial needs.

The following is the leverage ratio as of December 31:

	2023	2022
Loans and borrowings (Note 19)	105,815,527	115,134,839
Cash and cash equivalents (Note 6)	(12,336,115)	(15,401,058)
Other financial assets (Note 9)	(2,232,775)	(2,725,871)
Net financial debt	91,246,637	97,007,910
Equity (Note 23)	100,252,480	113,903,089
Leverage (1)	47.65%	45.99%

(1)Net financial debt / (Net financial debt + Equity)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.Related parties

Balances with associates and joint ventures as of December 31, 2023, and 2022 are as follows:

		Accounts
	Accounts	receivable	Other	Accounts		Other
	receivable	– Loans	assets	payable	Loans	liabilities
Joint Ventures
Equion Energía Limited	—	—	84	6,327	683,949	423
Ecodiesel Colombia S.A.	4,953	—	—	49,429	—	—
Interligação Elétrica do Madeira S.A.	35,100	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	10,292	41	—	—	—	—
Interligação Elétrica Paraguaçu S.A.	11,366	25	—	—	—	—
Interligação Elétrica Aimorés S.A.	7,612	25	—	—	—	—
Interligação Elétrica Ivaí S.A.	18,316	1,097	—	—	—	—
Transmissora Aliança de Energia Elétrica S.A.	26,783	—	—	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	143,236	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	7,560	—	—
Extrucol S.A.	—	—	—	1,028	—	—
E2 Energía Eficiente S.A. E.S.P.	7,215	—	—	422	—	—
Internexa Brasil Operadora de Telecomunicaciones	—	235	—	—	—	—
Balance as of December 31, 2023	121,637	144,659	84	64,766	683,949	423
Current	121,637	1,421	84	64,766	683,949	423
Non–current	—	143,238	—	—	—	—
	121,637	144,659	84	64,766	683,949	423
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

		Accounts
	Accounts	receivable	Other	Accounts		Other
	receivable	– Loans	assets	payable	Loans	liabilities
Joint Ventures
Equion Energy Limited (1)	127	—	1,087	2,004	815,056	2,698
Ecodiesel Colombia S.A.	13,155	—	—	53,821	—	3
Interligação Elétrica do Madeira S.A.	89,505	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	—	40	—	—	—	—
Interligação Elétrica Ivaí S.A.	—	182	—	—	—	—
Derivex S.A.	—	335	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	7,048	—	—
Extrucol S.A.	2	—	—	854	—	—
E2 Energía Eficiente S.A. E.S.P.	7,397	—	—	4,152	—	—
Balance as of December 31, 2022	110,186	557	1,087	67,879	815,056	2,701
Current	110,186	222	1,087	67,879	815,056	2,701
Non–current	—	335	—	—	—	—
	110,186	557	1,087	67,879	815,056	2,701
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

Loans:

(1)	Resources deposited by Equion in Ecopetrol Capital AG.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main transactions with related parties as of December 31 are detailed as follows:

	2023		2022		2021
	Sales and	Purchases	Sales and	Purchases	Sales and	Purchases
	services	and others	services	and others	services	and others
Joint Ventures
Equion Energy Limited	731	2,578	33	23,845	13,996	149,046
Ecodiesel Colombia S.A.	25,032	540,987	21,234	619,286	35,825	442,373
	25,763	543,565	21,267	643,131	49,821	591,419
Associates
Gas Natural del Oriente S.A. E.S.P.	—	39,659	—	53,994	—	27,175
Extrucol S.A.	16	4,591	20	3,411	—	2,354
E2 Energía Eficiente S.A. E.S.P.	91,105	3,045	90,117	7,908	60,159	6,976
	91,121	47,295	90,137	65,313	60,159	36,505
	116,884	590,860	111,404	708,444	109,980	627,924

30.1Directors and key management personnel

In accordance with the approval given by the shareholders’ meeting in 2012, which was recorded in Minute No. 026, the directors’ fees for attending the meetings of the Board of Directors and / or the committees increase from four to six legal monthly minimum legal monthly salaries in force.

On the other hand, in the General Shareholders’ Meeting of 2018, the amendment of the Corporate Bylaws that appears in Minute No. 036 was approved, by virtue of which, the fourth paragraph of article 23 was eliminated that made the differentiation between the fees for face-to-face and non-face-to-face meetings. The members of the Board of Directors do not have any kind of variable remuneration. The amount paid in 2023 for fees to members of the Board of Directors amounted to $4,983 (2022 - $3,582).

The total compensation paid to Executive Officers and Senior Managers as of December 31, 2023, amounted to $35,906 (2022 – $27,359). Executive Officers and Senior Managers are not eligible to receive pension and retirement benefits.

30.2Post–employment benefit plans

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

Since November 2016, the entities that manage the resources are: Fiduciaria Bancolombia, Fiduciaria de Occidente, and Consorcio Ecopetrol PACC (formed by Fiduciaria La Previsora, Fiduciaria Bancoldex, Fiduagraria, and Fiduciaria Central). These fiduciaries will manage the pension resources for a period of five years (2016-2021) and as compensation they receive remuneration with fixed and variable components, the latter being settled on the gross returns of the portfolios and charged to the managed resources.

As of 2023, and after a rigorous selection and asset allocation process, the new trust companies that manage the funds related to the pension obligations are Fiduciaria BBVA, Fiduciaria Bogotá, and the Ecopetrol PACC 2022 Consortium, defined by Fiduprevisora, Fiducoldex, FiduAgraria, and Fiducentral.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.3	Government related parties

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

In accordance with the nature of the purchase and sale contract business, Ecopetrol purchases the crude oil from ANH that it receives from some producers in Colombia at prices set in accordance with an established formula, which reflects the sales prices, with adjustment to the quality of API gravity, sulfur content, transportation rates, to export ports or to the Barrancabermeja and/or Cartagena refineries.

The purchase value of oil and gas from ANH is detailed in Note 25 - Cost of sales.

(b)          Refined Price Stabilization Fund

The sale prices of regular gasoline and diesel are regulated by the National Government. In that way, there are differentials between the volume reported by the companies at the time of sale and the difference between the parity price and the reference price, the parity price being the one that corresponds to the daily prices of motor gasoline and diesel observed during the month. This differential can be for or against the producers. The value of this differential is detailed in Note 24 - Revenue from contracts with customers and in Note 7 - Trade and other receivables.

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

31.Joint operations

The Ecopetrol Business Group carries out exploration and production operations through Exploration and Production (E&P) Contracts, Technical Evaluation (TEA) Contracts and Agreements signed with the National Hydrocarbons Agency or ANH, as well as through Partnership Contracts and other types of contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main joint operations in 2023 are as follows:

31.1Contracts in which Ecopetrol Business Group is not the operator

			%	Geographic area of
Partners	Contract	Type	Participation	operations
	Chipirón		30-41%
SierraCol Energy Arauca, LLC	Cosecha	Production	30%	Colombia
	Cravo Norte		55%
	Rondón		50%
Frontera Energy Colombia Corp	Quifa	Production	40%	Colombia
			Variable
Union Temporal Ismocol Joshi Parko	CPI Palagua	Production	Between 70% and 80%	Colombia
			According amendment
Parex Resources Colombia LTD	Capachos LLA-122	Production Exploration	50%	Colombia
	E&P COL 1		40%
Anadarko Colombia Company (OXY)	E&P COL 2	Exploration	40%	Offshore North Caribe
	E&P COL 6		40%
	E&P COL 7		40%
Petrobras	Tayrona	Exploration	55.6%	Offshore North Caribe
	Fuerte Sur		50%
Shell EP Offshore ventures Limited	Purple Angel	Exploration	50%	Offshore North Caribe
	Col-5		50%
	Mana		30%
Interoil Colombia	Rio Opia	Production	30%	Colombia
	Ambrosia		30%
	Llanos 86		50%
	Llanos 87		50%
Geopark Colombia SAS	Llanos 104	Exploration	50%	Colombia
	Llanos 123		50%
	Llanos 124		50%
	SSJN1	Production	50%
	Perdices		50%
Lewis Energy Colombia	VIM-42	Exploration	50%	Colombia
	SSJN3-1		50%
Quarter North Energy	Gunflint	Production	32%	Gulf of Mexico
Murphy Exploration and Production Company – USA	Dalmatian	Production	30%	Gulf of Mexico
OXY (Anadarko) - K2	K2	Production	21%	Gulf of Mexico
HESS	ESOX	Production	21%	Gulf of Mexico
	S-M-1709		30%
	S-M-1908		30%
	S-M-1601		30%
Shell	S-M-1713	Exploration	30%	Brazil
	S-M-1817		30%
	S-M-1599		30%
	S-M-1910		30%
	Sul de Gato do Mato		30%
	BM-S-54		30%
BP Energy	Pau Brasil	Exploration	20%	Brazil
Chevron	CE-M-715	Exploration	50%	Brazil
	PAMA-M-187		30%
	PAMA-M-188		30%
Petrobras	PAMA-M-222	Exploration	30%	Brazil
	PAMA-M-223		30%
	BM-C-44		38%
	BM-S-74		13%
Anadarko	BM-C-29	Exploration	50%	Brazil
Repsol	BM-ES-29	Exploration	30%	Brazil
ONGC	BM-S-73	Exploration	13%	Brazil
	BM-S-63		30%
Vanco	BM-S-71	Exploration	30%	Brazil
	BM-S-72		30%
Occidental Midland Basin, LLC (Oxy)	Rodeo Midland Basin	Production	49%	Midland, Texas, USA
Pemex Exploration y Production	Bloque 8	Exploration	50%	Gulf of Mexico
PC Carigali Mexico Operation SA	Bloque 6	Exploration	50%	Gulf of Mexico

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.2Contracts in which Ecopetrol Business Group is the operator

			%	Geographic area of
Partners	Contract	Type	Participation	operations
	VMM29		50%
	CR2		50%
ExxonMobil Exploration Colombia	C62	Exploration	50%	Colombia
	KALE		100%
Repsol Colombia SA	CPO9	Exploration	55%	Colombia
CPVEN E&P Corp Sucursal Colombia	VMM32	Exploration	51%	Colombia
Repsol Exploration Colombia S.A.	Catleya	Exploration	50%	Colombia
Emerald Energy PLC Suc. Colombia	Cardon	Exploration	50%	Colombia
Parex Resourses Colombia Ltd.	ORC401 CRC-2004-01	Exploration	50%	Colombia
Repsol Colombia Oil & Gas Limited	CPO9 – Akacias	Production	55%	Colombia
SierraCol Energy Arauca, LLC	La Cira Infantas	Production	52%+PAP	Colombia
	Teca		100% Basic 60% incremental
Total Colombie
Talisman Oil & Gas	Mundo Nuevo	Exploration	15%	Colombia
Total Colombie
Talisman Oil & Gas	Niscota**	Exploration	20%	Colombia
Emerald Energy	Oleoducto Alto Magdalena	Production	45%	Colombia
Frontera Energy
Perenco Oil and Gas	San Jacinto Rio Paez	Production	68%	Colombia
Cepsa Colombia
Lewis Energy Colombia	Clarinero**	Exploration	50%	Colombia

**Fields in abandonment process.

The Group acquires investment commitments at the moment of receiving the exploration and/or exploitation rights of a determined area by the competent authority. As of December 31, 2023, investment commitments with the ANH reach USD $802.3 million (2022 - USD $805,6 million).

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

32.Information by segments

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.1Statement of profit or loss

Below are the consolidated statements of profit or loss by segment for the years ended December 31, 2023, 2022 and 2021:

	For the year ended on December 31, 2023
				Electric
				power
				transmission
	Exploration		Transport	and toll
	and	Refining and	and	roads
	Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Third–party sales	52,429,502	73,616,641	2,978,937	14,164,522	—	143,189,602
Inter–segment sales	29,085,413	8,531,285	12,530,795	3,744	(50,151,237)	—
Revenue from contracts with customers	81,514,915	82,147,926	15,509,732	14,168,266	(50,151,237)	143,189,602
Variable cost	(37,643,759)	(71,009,974)	(885,109)	—	45,506,500	(64,032,342)
Fixed cost	(14,184,125)	(4,706,479)	(3,495,086)	(5,928,905)	4,168,739	(24,145,856)
Cost of sales	(51,827,884)	(75,716,453)	(4,380,195)	(5,928,905)	49,675,239	(88,178,198)
Gross profit	29,687,031	6,431,473	11,129,537	8,239,361	(475,998)	55,011,404

Administrative expenses	(2,605,190)	(962,063)	(621,341)	(1,182,380)	345,177	(5,025,797)
Operation and project expenses	(4,102,410)	(1,392,588)	(426,821)	—	219,657	(5,702,162)
Impairment (loss) reversal of non–current assets	(2,741,092)	1,482,444	(630,134)	(209,551)	—	(2,098,333)
Other operating (expenses) income net	(148,314)	(103,563)	34,835	(201,141)	(7,948)	(426,131)
Operating income	20,090,025	5,455,703	9,486,076	6,646,289	80,888	41,758,981
Financial result net
Financial income	1,473,523	197,186	431,593	870,897	(652,230)	2,320,969
Financial expenses	(4,872,501)	(1,748,454)	(349,340)	(3,984,198)	570,428	(10,384,065)
Foreign exchange gain (loss) net	2,009,356	657,678	(272,900)	3,578	—	2,397,712
	(1,389,622)	(893,590)	(190,647)	(3,109,723)	(81,802)	(5,665,384)
Share of profits of associates and joint ventures	26,927	251,769	—	529,536	(2,883)	805,349
Income before tax	18,727,330	4,813,882	9,295,429	4,066,102	(3,797)	36,898,946
Income tax	(8,610,599)	753,038	(3,129,197)	(529,117)	—	(11,515,875)
Net profit (loss) for the period	10,116,731	5,566,920	6,166,232	3,536,985	(3,797)	25,383,071
Profit (loss) attributable to:
Group owners of parent	10,208,130	5,352,446	4,829,051	674,968	(3,797)	21,060,798
Non–controlling interest	(91,399)	214,474	1,337,181	2,862,017	—	4,322,273
	10,116,731	5,566,920	6,166,232	3,536,985	(3,797)	25,383,071
Supplementary information
Depreciation, depletion and amortization	8,657,782	2,184,053	1,487,501	1,483,051	—	13,812,387

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2022
				Electric
				power
				transmission
				and toll
	Exploration	Refining and	Transport and	roads
	and Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Third–party sales	60,719,903	82,728,875	2,807,031	13,355,269	—	159,611,078
Inter–segment sales	30,300,562	6,450,072	11,148,961	2,237	(47,901,832)	—
Revenue from contracts with customers	91,020,465	89,178,947	13,955,992	13,357,506	(47,901,832)	159,611,078
Variable cost	(34,649,988)	(76,341,169)	(720,247)	—	43,531,185	(68,180,219)
Fixed cost	(12,099,432)	(3,990,829)	(3,172,963)	(5,854,832)	3,840,127	(21,277,929)
Cost of sales	(46,749,420)	(80,331,998)	(3,893,210)	(5,854,832)	47,371,312	(89,458,148)
Gross profit	44,271,045	8,846,949	10,062,782	7,502,674	(530,520)	70,152,930

Administrative expenses	(2,489,557)	(823,349)	(499,801)	(965,314)	442,326	(4,335,695)
Operation and project expenses	(3,221,678)	(1,387,064)	(327,952)	—	193,066	(4,743,628)
Impairment loss (reversal) of non–current assets	(890,248)	1,096,021	(406,229)	(87,543)	—	(287,999)
Other operating expenses net	(310,628)	(37,959)	(96,239)	(104,664)	(6,365)	(555,855)
Operating income	37,358,934	7,694,598	8,732,561	6,345,153	98,507	60,229,753
Financial result net
Financial income	1,011,182	89,173	157,264	577,743	(518,217)	1,317,145
Financial expenses	(2,894,636)	(1,381,682)	(287,889)	(3,883,596)	420,551	(8,027,252)
Foreign exchange gain (loss) net	(44,302)	(289,105)	10,080	198,677	—	(124,650)
	(1,927,756)	(1,581,614)	(120,545)	(3,107,176)	(97,666)	(6,834,757)
Share of profits of associates and joint ventures	30,197	222,460	—	515,746	19	768,422
Income before tax	35,461,375	6,335,444	8,612,016	3,753,723	860	54,163,418
Income tax	(13,829,885)	(1,464,380)	(2,962,021)	(707,652)	—	(18,963,938)
Net profit (loss) for the period	21,631,490	4,871,064	5,649,995	3,046,071	860	35,199,480
Profit (loss) attributable to:
Group owners of parent	21,761,164	4,686,009	4,483,060	673,688	860	31,604,781
Non–controlling interest	(129,674)	185,055	1,166,935	2,372,383	—	3,594,699
	21,631,490	4,871,064	5,649,995	3,046,071	860	35,199,480
Supplementary information
Depreciation depletion and amortization	7,304,525	1,960,399	1,448,626	1,415,441	—	12,128,991

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2021
				Electric
				power
				transmission
				and toll
	Exploration and	Refining and	Transport	roads
	Production	Petrochemicals	and Logistics	concessions	Eliminations	Total
Third–party sales	38,552,572	46,658,196	2,557,238	4,113,198	—	91,881,204
Inter–segment sales	24,696,380	4,318,189	9,601,228	—	(38,615,797)	—
Revenue from contracts with customers	63,248,952	50,976,385	12,158,466	4,113,198	(38,615,797)	91,881,204
Variable cost	(30,473,145)	(44,860,928)	(531,361)	—	34,859,524	(41,005,910)
Fixed cost	(9,861,987)	(3,674,460)	(2,728,948)	(1,817,491)	3,507,020	(14,575,866)
Cost of sales	(40,335,132)	(48,535,388)	(3,260,309)	(1,817,491)	38,366,544	(55,581,776)
Gross profit	22,913,820	2,440,997	8,898,157	2,295,707	(249,253)	36,299,428

Administrative expenses	(1,987,817)	(784,214)	(457,217)	(322,939)	210,118	(3,342,069)
Operation and project expenses	(1,882,686)	(944,616)	(404,264)	(460)	78,469	(3,153,557)
Impairment reversal (loss) of non–current assets	438,020	(305,466)	(165,901)	(4)	—	(33,351)
Other operating (expenses) income net	(617,893)	10,749	591,829	(51,267)	(6,162)	(72,744)
Operating income (expenses)	18,863,444	417,450	8,462,604	1,921,037	33,172	29,697,707
Financial result net
Financial income	517,629	24,313	76,453	89,267	(304,070)	403,592
Financial expenses	(2,410,906)	(1,151,255)	(250,816)	(886,420)	267,749	(4,431,648)
Foreign exchange gain (loss) net	(219,747)	(132,734)	381,964	300,519	—	330,002
	(2,113,024)	(1,259,676)	207,601	(496,634)	(36,321)	(3,698,054)
Share of profits of associates and joint ventures	9,610	200,998	858	214,698	—	426,164
Income before tax	16,760,030	(641,228)	8,671,063	1,639,101	(3,149)	26,425,817
Income tax	(5,019,540)	(383,562)	(2,925,390)	(466,771)	—	(8,795,263)
Net profit (loss) for the period	11,740,490	(1,024,790)	5,745,673	1,172,330	(3,149)	17,630,554
Profit (loss) attributable to:
Group owners of parent	11,829,119	(1,198,619)	4,635,354	386,438	(3,149)	15,649,143
Non–controlling interest	(88,629)	173,829	1,110,319	785,892	—	1,981,411
	11,740,490	(1,024,790)	5,745,673	1,172,330	(3,149)	17,630,554
Supplementary information
Depreciation depletion and amortization	6,844,910	1,640,940	1,211,642	462,430	—	10,159,922

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.2Sales by product

The sales by product for each segment are detailed below for the years ended December 31, 2023, 2022 and 2021:

	For the year ended on December 31, 2023
				Electric power
				transmission
				and toll
	Exploration and	Refining and	Transport and	roads
	Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Local sales
Mid–distillates	—	32,638,191	—	—	(32,349)	32,605,842
Gasoline and turbo fuels	—	26,965,667	—	—	(3,836,642)	23,129,025
Natural gas	5,551,389	—	—	—	(1,193,123)	4,358,266
Services	(53,379)	1,441,770	15,509,732	335,812	(14,001,151)	3,232,784
Electric power transmission services	—	—	—	2,769,897	—	2,769,897
Plastic and rubber	—	1,225,223	—	—	—	1,225,223
Fuel gas service	—	998,367	—	—	(9,283)	989,084
Asphalts	65,574	872,611	—	—	—	938,185
LPG and propane	505,066	274,022	—	—	(16,739)	762,349
Roads and construction services	—	—	—	349,834	—	349,834
Polyethylene	—	313,535	—	—	649	314,184
Aromatics	—	297,957	—	—	—	297,957
Crude oil	27,870,500	(741)	—	—	(27,741,343)	128,416
Fuel oil	26,564	9,734	—	—	—	36,298
Other income gas contracts	30	—	—	—	—	30
Other products	15,861	3,691,674	—	—	(3,099,827)	607,708
	33,981,605	68,728,010	15,509,732	3,455,543	(49,929,808)	71,745,082

Foreign sales
Crude oil	47,631,662	1,928,202	—	—	—	49,559,864
Electric power transmission services	—	—	—	5,666,389	—	5,666,389
Roads and Construction Services	—	—	—	4,761,317	—	4,761,317
Diesel	—	4,097,117	—	—	—	4,097,117
Fuel oil	(82,348)	4,315,286	—	—	(204,030)	4,028,908
Plastic and rubber	—	1,393,669	—	—	—	1,393,669
LPG and propane	302,159	—	—	—	—	302,159
Gasoline and turbo fuels	—	193,394	—	—	—	193,394
Natural gas	105,413	—	—	—	—	105,413
Cash flow hedging	(460,445)	(7,962)	—	—	—	(468,407)
Other products	36,869	1,500,210	—	285,017	(17,399)	1,804,697
	47,533,310	13,419,916	—	10,712,723	(221,429)	71,444,520
	81,514,915	82,147,926	15,509,732	14,168,266	(50,151,237)	143,189,602

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2022
				Electric power
				transmission
				and toll
	Exploration and	Refining and	Transport and	roads
	Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Local sales
Mid-distillates	—	39,217,618	—	—	(35,108)	39,182,510
Gasoline and turbo fuels	—	32,022,556	—	—	(4,402,357)	27,620,199
Natural gas	5,250,577	—	—	—	(1,087,701)	4,162,876
Services	450,322	746,500	13,955,992	296,216	(11,847,349)	3,601,681
Electric power transmission services	—	—	—	2,595,505	—	2,595,505
Plastic and rubber	—	1,568,816	—	—	—	1,568,816
LPG and propane	739,323	385,178	—	—	(30,169)	1,094,332
Asphalts	47,224	849,976	—	—	—	897,200
Fuel gas service	—	869,101	—	—	(8,999)	860,102
Crude oil	28,725,485	491,440	—	—	(28,841,135)	375,790
Roads and Construction services	—	—	—	355,737	—	355,737
Aromatics	—	343,792	—	—	—	343,792
Polyethylene	—	302,630	—	—	—	302,630
Fuel oil	2,663	6,550	—	—	—	9,213
Other income gas contracts	1,940	—	—	—	—	1,940
Other products	20,204	2,164,882	—	—	(1,505,903)	679,183
	35,237,738	78,969,039	13,955,992	3,247,458	(47,758,721)	83,651,506

Foreign sales
Crude oil	56,701,497	92,147	—	—	(141,891)	56,651,753
Electric power transmission services	—	—	—	5,114,783	—	5,114,783
Roads and Construction Services	—	—	—	4,676,822	—	4,676,822
Fuel oil	—	4,348,312	—	—	—	4,348,312
Diesel	—	2,324,861	—	—	—	2,324,861
Plastic and rubber	—	2,036,201	—	—	—	2,036,201
LPG and propane	339,837	—	—	—	—	339,837
Natural gas	254,054	—	—	—	—	254,054
Gasoline and turbo fuels	—	157,685	—	—	—	157,685
Other products	35,113	1,281,174	—	318,443	(1,220)	1,633,510
Cash flow hedging	(1,547,774)	(30,472)	—	—	—	(1,578,246)
	55,782,727	10,209,908	—	10,110,048	(143,111)	75,959,572
	91,020,465	89,178,947	13,955,992	13,357,506	(47,901,832)	159,611,078

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2021
				Electric power
				transmission
				and toll
	Exploration and	Refining and	Transport	roads
	Production	Petrochemicals	and Logistics	concessions	Eliminations	Total
Local sales
Mid–distillates	—	17,166,812	—	—	(26,485)	17,140,327
Gasoline and turbo fuels	—	17,931,469	—	—	(2,456,099)	15,475,370
Natural gas	4,077,691	—	—	—	(877,622)	3,200,069
Services	132,060	659,088	12,158,466	120,795	(10,004,421)	3,065,988
Plastic and rubber	—	1,642,035	—	—	—	1,642,035
LPG and propane	618,218	332,542	—	—	(24,529)	926,231
Fuel gas service	—	742,212	—	—	(7,546)	734,666
Electric power transmission services	—	—	—	728,467	—	728,467
Asphalts	25,178	585,873	—	—	—	611,051
Polyethylene	—	320,466	—	—	—	320,466
Aromatics	—	247,387	—	—	—	247,387
Crude oil	23,619,491	—	—	—	(23,426,015)	193,476
Roads and Construction Services	—	—	—	107,179	—	107,179
Fuel oil	10,838	12,961	—	—	—	23,799
Other income gas contracts	2,879	—	—	—	—	2,879
Other products	35,213	2,160,653	—	—	(1,793,038)	402,828
Cash flow hedges	—	(8)	—	—	—	(8)
	28,521,568	41,801,490	12,158,466	956,441	(38,615,755)	44,822,210
Foreign sales
Crude oil	34,868,421	—	—	—	—	34,868,421
Diesel	—	3,867,937	—	—	—	3,867,937
Fuel oil	—	2,288,977	—	—	—	2,288,977
Plastic and rubber	—	2,092,379	—	—	—	2,092,379
Electric power transmission services	—	—	—	1,827,622	—	1,827,622
Roads and Construction Services	—	—	—	1,241,144	—	1,241,144
LPG and propane	116,960	—	—	—	—	116,960
Natural gas	71,529	—	—	—	—	71,529
Other products	20,365	925,595	—	87,991	(42)	1,033,909
Cash flow hedges	(349,891)	7	—	—	—	(349,884)
	34,727,384	9,174,895	—	3,156,757	(42)	47,058,994
	63,248,952	50,976,385	12,158,466	4,113,198	(38,615,797)	91,881,204

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.3Capital expenditures by segments

The following are the investments amounts made by each segment for the years ended December 31, 2023, 2022 and 2021:

				Electric
				power
				transmission
	Exploration	Refining and	Transport and	and toll roads
2023	and Production	Petrochemicals	Logistics	concessions	Total
Property, plant, and equipment (Note 13)	4,258,469	738,161	2,702,091	1,651,164	9,349,885
Natural and environmental resources (Note 14)	13,964,435	—	—	—	13,964,435
Intangibles (Note 16)	59,870	84,268	622,559	9,899	776,596
	18,282,774	822,429	3,324,650	1,661,063	24,090,916

				Electric
				power
				transmission
	Exploration	Refining and	Transport and	and toll roads
2022	and Production	Petrochemicals	Logistics	concessions	Total
Property, plant, and equipment (Note 13)	4,461,244	928,843	2,424,428	953,201	8,767,716
Natural and environmental resources (Note 14)	11,962,544	—	—	—	11,962,544
Intangibles (Note 16)	145,532	32,832	89,463	879,683	1,147,510
	16,569,320	961,675	2,513,891	1,832,884	21,877,770

				Electric
				power
				transmission
	Exploration	Refining and	Transport and	and toll roads
2021	and Production	Petrochemicals	Logistics	concessions	Total
Property, plant, and equipment (Note 13)	2,633,119	1,845,618	1,344,654	294,197	6,117,588
Natural and environmental resources (Note 14)	6,733,028	—	—	—	6,733,028
Intangibles (Note 16)	106,490	22,685	47,236	267,935	444,346
	9,472,637	1,868,303	1,391,890	562,132	13,294,962

33.Supplemental information on oil and gas producing activities (unaudited)

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

The following information corresponds to Ecopetrol’s oil and gas producing activities as of December 31, 2023, 2022 and 2021, and includes information related to the Ecopetrol Business Group’s consolidated subsidiaries.

Under the SEC final rule optional disclosure of possible and probable reserves is allowed but, the Ecopetrol Business Group opted not to do so. Ecopetrol estimated its reserves without considering non–traditional resources.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.1Capitalized costs relating to oil and gas exploration and production activities

	2023	2022	2021
Natural and environmental properties	96,856,236	90,284,366	79,385,151
Wells, equipment, and facilities – property, plant, and equipment	35,897,318	33,568,835	31,730,001
Exploration and production projects	17,372,792	16,451,284	11,474,682
Accumulated depreciation, depletion, and amortization	(84,413,729)	(79,744,788)	(70,739,885)
Net capitalized cost	65,712,617	60,559,697	51,849,949

It includes information of the Exploration and Production segment subsidiaries and joint ventures.

In accordance with IAS 37, costs capitalized to natural and environmental properties include provisions for asset retirement obligations of $4,101,617, $1,979,749, and $3,930,370 during 2023, 2022 and 2021, respectively.

33.2Costs incurred in oil and gas exploration and developed activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding period.

	2023	2022	2021
Acquisition of proved properties (1)	37,419	141,928	—
Acquisition of unproved properties (2)	—	339,394	—
Exploration costs	2,911,974	3,322,055	1,793,549
Development costs	19,976,218	16,266,222	11,264,075
	22,925,611	20,069,599	13,057,624
(1)	For 2023 and 2022, it corresponds to 49% of participation contract in Barnett, acquired by Ecopetrol Permian.
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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.3Results of operations for oil and gas exploration and production activities

The Ecopetrol Business Group’s results of operations from oil and gas exploration and production activities for the years ended December 31, 2023, 2022 and 2021 are as follows:

	2023	2022	2021
Net revenues
Sales	66,258,193	71,223,307	50,631,272
Transfers	15,256,723	19,797,158	12,617,680
	81,514,916	91,020,465	63,248,952
Production costs (1)	20,544,682	22,152,495	12,554,338
Depreciation, depletion, and amortization (2)	8,531,483	7,138,902	6,623,891
Other production costs (3)	22,751,720	20,741,550	21,156,904
Exploration expenses (4)	2,088,922	1,512,385	960,247
Other expenses (5)	7,508,085	5,399,726	3,090,128
	61,424,892	56,945,058	44,385,508
Income before income tax expense	20,090,024	34,075,407	18,863,444
Income tax expense	(9,250,450)	(13,026,271)	(5,652,743)
Results of operations for exploration and production activities	10,839,574	21,049,136	13,210,701
(1)

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities including costs such as operating labor, materials, supplies, and fuel consumed in operations and the costs of operating natural gas liquids plants. In addition, they include expenses related to the asset retirement obligations that were recognized during 2023, 2022 and 2021 of $477,511, $333,683, and $292,329, respectively.

(2)

In accordance with IAS 37, the expense related to asset retirement obligations that were recognized during 2023, 2022 and 2021 in depreciation, depletion, and amortization, were $438,675, $768,466, and $887,725, respectively.

(3)	Includes transportation costs and naphtha that are not part of the Ecopetrol Business Group’s lifting cost.
(4)	Exploration expenses include the costs of geological and geophysical activities, as well as the non–productive exploratory wells.
(5)	Corresponds to administration, marketing expenses, and impairment.

During 2023, 2022, and 2021, the Ecopetrol Business Group transferred approximately 18.7%, 21.8%, and 19.9%, respectively, of its crude oil and gas production; (percentages based on the value sales in Colombian pesos) to intercompany business units. Those transfers were 57.0%, 50.4%, and 52.1%, respectively, of crude oil and gas production volume (including Refinería de Cartagena).

The intercompany transfers were realized at market prices.

33.4Reserve information

The Ecopetrol Business Group follows international standards for estimating, classifying, and reporting reserves framed under SEC definitions. Corporate Reserve Management of Ecopetrol Business Group, Upstream Management and the Vice-Presidency of Development and Production, present the reserves balance to the Board of Directors, which approved it in February 2024.

The reserves were estimated at a level of 99.8% by specialized firms: DeGolyer and MacNaughton, Ryder Scott Company, and Gaffney and Cline. According to these certifications the reserves report complies with the content and guidelines set forth in Rule 4–10 of Regulation S–X issued by the United States SEC.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following information relates to the net proven reserves owned by the Ecopetrol Business Group in 2023, 2022 and 2021, and corresponds to the official reserves statements prepared by the Ecopetrol Business Group:

	2023			2022			2021
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)
Proved reserves:
Opening balance	1,515	2,828	2,011	1,449	3,151	2,002	1,257	2,921	1,770
Revisions of previous estimates (1)	38	(165)	9	81	(104)	63	240	431	315
Improved recovery	91	9	93	77	21	81	120	107	139
Purchases	—	—	—	39	50	48	—	—	—
Extensions and discoveries	17	—	17	52	33	57	12	—	12
Sales	—	—	—	—	—	—	(3)	(4)	(3)
Production	(190)	(326)	(247)	(183)	(323)	(240)	(177)	(304)	(231)
Closing balance	1,471	2,346	1,883	1,515	2,828	2,011	1,449	3,151	2,002
Proved developed reserves:
Opening balance	995	2,174	1,376	921	2,561	1,370	834	2,636	1,297
Closing balance	1,083	2,007	1,435	995	2,174	1,376	921	2,561	1,370
Proved undeveloped reserves:
Opening balance	520	654	635	528	590	632	423	285	473
Closing balance	388	339	448	520	654	635	528	590	632

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.5Standardized measure of discounted future net cash flows relating to proved oil and gas quantities and changes therein

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

	2023	2022	2021
Future cash inflows	425,761,732	685,716,359	401,980,640
Future costs
Production (1)	(158,870,388)	(182,522,131)	(129,109,036)
Development	(40,675,517)	(58,332,264)	(38,451,863)
Income taxes	(80,373,445)	(201,912,509)	(69,053,224)
Future net cash flow	145,842,382	242,949,455	165,366,517
10% discount factor	(49,557,596)	(86,340,334)	(57,009,654)
Standardized measure of discounted net cash flows	96,284,786	156,609,121	108,356,863
(1)

Production future costs include the estimated costs related to assets retirement obligations in the amount of $22,615,261; $23,234,408; and $17,364,520, as of December 31, 2023, 2022, and 2021, respectively.

The following are the principal sources of change in the standardized measure of discounted net cash flows in 2023, 2022 and 2021:

	2023	2022	2021
Net change in sales and transfer prices and in production cost (lifting) related to future production	(123,240,049)	158,798,134	110,224,660
Changes in estimated future development costs	(10,624,343)	(52,166,780)	(22,011,659)
Sales and transfer of oil and gas produced net of production costs	(60,970,234)	(68,867,970)	(50,694,613)
Net change due to extensions, discoveries, and improved recovery	6,173,144	9,993,781	6,741,068
Net change due to purchase and sales of minerals in place	—	1,767,856	(13,419)
Net change due to revisions in quantity estimates	967,150	10,807,453	32,923,680
Previously estimated development costs incurred during the period	34,815,000	69,458,458	32,941,335
Accretion of discount	28,676,517	15,360,418	10,468,951
Timing and other	(13,215,214)	(11,990,359)	(16,636,925)
Net change in income taxes	77,093,694	(84,908,732)	(36,016,420)
Aggregate change in the standardized measure of discounted future net cash flows for the year	(60,324,335)	48,252,259	67,926,658

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

34.Subsequent and relevant events

●Issuance of bonds in the international market

Ecopetrol S.A. reported on January 9, 2024, that as part of its refinancing and financing strategy, it successfully placed External Public Debt Bonds in the international capital market, based on the authorization issued by the Ministry of the Treasury and Public Credit through Resolution 0032 of January 05, 2024, for USD $1,850 million under the following conditions:

Term	12 years
Transaction date	January 09, 2024
Compliance date	January 19, 2024
Maturity	January 19, 2036
Face amount	US$ 1,850 million
Yield	8.450%
Coupon rate	8.375%
Periodicity	Semiannual
Rating (Moody’s/S&P/Fitch)	Baa3 / BB+ / BB+

The issuance will be used to prepay the repurchase of the bonds maturing in 2025, and to finance expenses other than investment, which includes the refinancing of other liabilities.

●International bonds repurchase offer

On January 9, 2024, Ecopetrol S.A. reported that, as part of its comprehensive debt management strategy, it launched a tender offer to buy any and all of its international bonds maturing in January 2025 (issued in 2014). The nominal amount outstanding of the mentioned bond is USD $1,200 million and has a coupon rate of  4.125%.

The repurchase offer is made simultaneously with the bond issued in the international capital market. This issuance will be used to finance the repurchase of the bonds issued in 2014 and to finance expenses other than investment, which includes the refinancing of other liabilities.

Likewise, on January 19, 2024, Ecopetrol reported that, according to the depositary agent and the offer information, offers were received for USD $737,350,000 of the aggregate amount of the bonds, reaching a 61.45% repurchase rate.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●Abandonment of Pozo Milonga – Hocol S.A.

In February 2024, Hocol S.A. made the decision to abandon the Milonga well; as a result of the analysis of the records in which there is no evidence of discovery of hydrocarbons at the target point. The Milonga well is located in the department of Magdalena - Colombia, which is part of the Perdices joint venture contract, in which Hocol S.A. has a 100% participation.

Drilling work on the Milonga well began in December 2023. As of December 31, 2023, the Milonga well had been 72% drilled, and the cost of the activities carried out amounted to USD $17,000,000.

It reached Total Depth target point on January 29, 2024, the date on which all investment activities were fulfilled. For the income statement for 2024, the fruitlessness of this well will be recognized.

●Issuance of Debentures in CTEEP

Brazil on February 8, 2024, the board of directors of CTEEP approved the 15th issuance of simple, non-convertible debentures, of the unsecured type, in three (3) series.

Initially, 1,195,000 (one million one hundred ninety-five thousand) obligations will be issued, of which (i) 685,000 (six hundred and eighty-five thousand) will be first series obligations; (ii) at least four hundred thousand (400,000) obligations of the second series; and (iii) at least 110,000 (one hundred ten thousand) obligations of the third series, subject to the option of additional lot, with a unit face value of R$1 (one thousand reais) on the date of issuance of the obligations, totaling the total value of the issue of, initially, R$1,195,000 (one thousand one hundred and ninety-five million reais).

On February 15, 2024, the 5th Issuance of Simple Obligations, not convertible into shares, of a single series, was fully settled for R$444,634.

●Ecopetrol S.A. obtains authorization to execute a USD 1,200 million debt management transaction

On March 20, 2024, Ecopetrol S.A. informs that, as part of its comprehensive debt management and maturity refinancing strategy, the Ministry of Finance and Public Credit (“MHCP”), through Resolution 0652 of 20 March 2024, has approved the execution of a loan of up to USD 1,200 million.

The loan will be executed by and among Ecopetrol, as borrower, and Bank of Nova Scotia (USD 300 million), BBVA Securities Inc. (USD 250 million), Bank of America, N.A. (USD 200 million), JPMorgan Chase Bank, N.A. (USD 200 million), Itaú Chile New York Branch (USD 100 million) and Standard Chartered Bank Hong Kong Limited (USD 150 million), as lenders. The term of the loan will be five (5) years; principal will be repaid at maturity; and interest will be subject to a variable rate previously agreed by the parties.

The loan was approved by the MHCP, given Ecopetrol’s request to refinance the USD 1,200 million outstanding under a previously-executed loan authorized by Resolution 1824 of July 30, 2021, and which expired on August 16, 2023. Such loan authorized in 2021 was disbursed on September 29, 2022, to refinance the debt contracted for the acquisition of Interconexión Eléctrica S.A.

In order to obtain the loan, the Company complied with all the required internal and external procedures and approvals.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The terms of the loan confirm the support and confidence of the international financial sector in the strategy of the Ecopetrol Business Group.

Pursuant to Colombian regulation, the MHCP reviewed and authorized the terms of the agreement, which provide for events of default by the borrower, such as failure to make timely payments of principal and interest, possible impairment of the borrower’s ability to pay, impairment of the integrity of the borrower’s financial information, and failure to comply with contractual obligations, among others, which are frequently used in transactions of this nature. Should any of these events materialize, lenders would be entitled to claim early repayment of the debt, according to the procedure foreseen in the contract. Likewise, the loan agreement establishes Ecopetrol’s right of recourse against the lenders when they fail to make disbursements under the terms of the loan. All of the above, in accordance with the law of the State of New York, which is the governing law of the agreement.

●Non-deductibility of royalties

The deductibility of oil royalties paid to the Colombian Government for the exploitation of non-renewable resources is restricted, regardless of the denomination of the payment.

In March 2024, the Constitutional Court rejected the request for nullity, presented by the Ministry of Mines and Energy, with respect to the fiscal impact, the Ministry of Finance and Public Credit presented in March 11, 2024 the filed correspondence. The Constitutional Court has not issued to respect.

The Constitutional Court rejected the fiscal impact incident presented by the Minister of Finance and Public Credit and granted a period of five (5) business days for the Minister to correct the supporting document and provide the corresponding elements of judgment. This term expires on April 12, 2024. As of the date of this annual report, the Constitutional Court has not issued a ruling in this regard.

●Distribution of Profits for Fiscal Year 2023

Ecopetrol S.A. reports that the Ordinary General Shareholders’ Meeting, held on March 22, 2024, approved the profit distribution proposal submitted for its consideration, which establishes that an ordinary dividend of COP $278 per share and an extraordinary dividend of COP $34 per share, for a total of COP $312 per share. The payment of the ordinary and extraordinary dividend for minority shareholders will be made in two installments of equal value, on the following dates: April 3 and June 26, 2024. The payment for the majority shareholder will be made during 2024 and in any case before December 31, 2024, considering the payment schedule of the balance of the Fuel Price Stabilization Fund (FEPC).

●Fuel Price stabilization fund

On April 01, 2024, the Ministry of Finance and Public Credit paid in cash $7,839,953 to Ecopetrol Business Group as follows: i) payments to Ecopetrol for $6,305,038 and ii) payments to Reficar for 1,534,915. These payments correspond to the settlements of the first quarters of 2023.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1 – Consolidated subsidiaries, associates, and joint ventures

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	US Dollar	100%	Refining of hydrocarbons, commercialization and distribution of products	Colombia	Colombia	22,507,372	4,867,094	35,151,210	12,643,838
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian Peso	100%	Storage and transport by pipelines of hydrocarbons	Colombia	Colombia	16,184,340	4,918,027	19,165,246	2,980,906
Ecopetrol Global Energy S.L.U.	US Dollar	100%	Investment Vehicle	Spain	Spain	13,936,493	779,372	13,936,782	289
Oleoducto Central S.A.S - Ocensa	US Dollar	72.65%	Transportation by crude oil pipelines	Colombia	Colombia	3,339,065	3,262,352	7,014,139	3,675,074
Hocol Petroleum Limited.	US Dollar	100%	Investment Vehicle	Bermuda	Bermuda	3,900,278	334,443	3,900,348	70
Ecopetrol América LLC.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	1,565,618	(136,483)	3,216,891	1,651,273
Hocol S.A.	US Dollar	100%	Exploration and exploitation of hydrocarbons	Cayman Islands	Colombia	3,397,978	314,192	5,247,665	1,849,687
Esenttia S.A.	US Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,483,261	291,877	2,949,288	466,027
Ecopetrol Capital AG	US Dollar	100%	Collection of surpluses from, and providing funds to, companies of Ecopetrol Business Group	Switzerland	Switzerland	2,662,417	140,961	9,893,302	7,230,885
Oleoducto de Colombia S. A. – ODC	Colombian Peso	73%	Transportation by crude oil pipelines	Colombia	Colombia	416,079	404,994	845,948	429,869
Black Gold Re Ltd.	US Dollar	100%	Reinsurer for companies of Ecopetrol Business Group	Bermuda	Bermuda	1,074,772	103,061	1,349,418	274,646
Andean Chemicals Ltd.	US Dollar	100%	Investment Vehicle	Bermuda	Bermuda	1,817,910	194,151	1,822,429	4,519
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian Peso	65%	Transportation by crude oil pipelines	Panama	Colombia	904,438	697,496	1,567,561	663,123
Interconexión Eléctrica S.A. E.S.P	Colombian Peso	51.41%	Public transmission service of electric power, the development of infrastructure projects and their commercial exploitation and the development of information technology systems, activities and services and telecommunications.	Colombia	Latin-America	26,366,394	2,466,453	71,217,176	44,850,782

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian Peso	51.88%	Holding with investments in natural gas and LPG transportation and distribution companies in Colombia	Colombia	Colombia	654,544	341,249	658,602	4,058
Alcanos de Colombia S.A. E.S.P. (1)	Colombian Peso	29.61%	Residential public fuel gas service, construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	330,460	141,650	820,122	489,662
Metrogas de Colombia S.A E.S.P. (1)	Colombian Peso	33.49%	Public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	57,091	20,559	141,006	83,915
Gases del Oriente S.A. E.S.P. (1)	Colombian Peso	48.50%	Home public service of distribution of fuel gas and the development of all complementary activities to the supplying of said service.	Colombia	Colombia	90,681	60,588	203,703	113,022
Promotora de Gases del Sur S.A. E.S.P. (1)	Colombian Peso	31.44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	55,250	40,433	85,986	30,736
Combustibles Líquidos de Colombia S.A E.S.P. (1)	Colombian Peso	41.61%	Wholesale marketing of fuel gas, the supplying of the residential public service of LPG distribution and the development of complementary activities to supply the service.	Colombia	Colombia	61,759	1,351	79,823	18,064

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Ecopetrol USA Inc.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	11,898,257	985,030	11,914,539	16,282
Ecopetrol Permian LLC.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	8,414,625	1,028,492	11,422,720	3,008,095
Ecopetrol Oleo é Gas do Brazil Ltda.	Real	100%	Exploration and exploitation of hydrocarbons	Brazil	Brazil	1,937,309	(203,243)	1,977,106	39,797
Esenttia Masterbatch Ltda.	Colombian Peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	357,206	203,097	469,328	112,122
Ecopetrol del Perú S. A.	US Dollar	100%	Exploration and exploitation of hydrocarbons	Peru	Peru	57,570	872	60,894	3,324
ECP Hidrocarburos de México S.A. de C.V.	US Dollar	100%	Offshore exploration	Mexico	Mexico	43,393	(1,811)	45,380	1,987
Ecopetrol Costa Afuera S.A.S.	Colombian Peso	100%	Offshore exploration	Colombia	Colombia	13,395	431	13,609	214
Esenttia Resinas del Peru SAC	US Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	14,579	809	37,141	22,562
Topili Servicios Administrativos S de RL De CV.	Mexican Peso	100%	Specialized management services	Mexico	Mexico	(271)	(303)	134	405
Kalixpan Servicios Técnicos S de RL De CV.	Mexican Peso	100%	Specialized services related to oil and gas industry	Mexico	Mexico	86	(87)	91	5
Ecopetrol US Trading LLC	US Dollar	100%	International trading of crude oil and refined products	United States	United States	58,927	61,252	1,330,201	1,271,274
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	653,065	661,672	653,174	109
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International trading of crude oil and refined products	Singapore	Asia	653,095	661,951	3,558,012	2,904,917

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic
	Functional	interest		Country/	area of		Profit (loss) of		Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	Total assets	liabilities
Associates
Serviport S.A. (2)	Colombian Peso	49%	Services for the support of loading and unloading of oil ships, supply of equipment, technical inspections, and load measurements	Colombia	Colombia	11,274	(4,692)	41,082	29,808
Sociedad Portuaria Olefinas y Derivados S.A. (3)	Colombian Peso	50%	Construction, use, maintenance and administration of port facilities, ports, private docks.	Colombia	Colombia	8,476	2,904	12,219	3,743
Joint Ventures
Equion Energía Limited	US Dollar	51%	Exploration and exploitation of hydrocarbons	United Kingdom	Colombia	1,329,394	38,718	1,401,176	71,782
Ecodiesel Colombia S.A. (3)	Colombian Peso	50%	Production, trading, and distribution of biofuels and oleochemicals	Colombia	Colombia	170,060	55,099	265,330	95,270

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
		interest		Country/	area of		(loss) of
Company	Functional currency	ISA	Activity	Domicile	operations	Equity	the year	Assets	Liabilities
Subsidiaries Interconexión Eléctrica S.A. ESP
Consorcio Transmantaro	US Dollar	60.00%	Electric power	Peru	Peru	1,763,298	264,947	7,344,752	5,581,454
Interligação Eléctrica Evrecy	Brazilian real	35.82%	Electric power	Brazil	Brazil	301,117	(16,122)	338,371	37,254
Fundo de Investimento Assis	Brazilian real	35.81%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	297,081	11,015	297,081	—
Fundo de Investimento Barra Bonita Renda Fixa Referenciado	Brazilian real	35.73%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	14,829	1,112	14,829	—
Fundo de Investimento Referenciado di Bandeirantes	Brazilian real	27.68%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	290,651	30,977	290,651	—
Fundo de Investimento Xavantes Referenciado di	Brazilian real	17.54%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	609,614	54,566	609,614	—
Interconexiones Viales	Chilean peso	65.00%	Roads concessions	Chile	Chile	37	(4,145)	39	2
Interligação Elétrica Aguapeí	Brazilian real	35.82%	Electric power	Brazil	Brazil	506,224	51,352	556,177	49,953
Interligação Elétrica Biguaçu	Brazilian real	35.82%	Electric power	Brazil	Brazil	361,965	59,638	424,904	62,939
Interligação Elétrica De Minas Gerais	Brazilian real	35.82%	Electric power	Brazil	Brazil	416,128	783	452,785	36,657
Interligação Elétrica Itapura	Brazilian real	35.82%	Electric power	Brazil	Brazil	139,848	18,699	157,436	17,588
Interligação Elétrica Itaquerê	Brazilian real	35.82%	Electric power	Brazil	Brazil	474,440	60,763	523,334	48,894
Interligação Elétrica Itaúnes	Brazilian real	35.82%	Electric power	Brazil	Brazil	420,279	25,801	480,882	60,603
Interligação Elétrica Norte E Nordeste	Brazilian real	35.82%	Electric power	Brazil	Brazil	319,114	57,351	448,973	129,859
Interligação Elétrica Pinheiros	Brazilian real	35.82%	Electric power	Brazil	Brazil	53,982	11,823	62,153	8,171
Interligação Elétrica Riacho Grande	Brazilian real	35.82%	Electric power	Brazil	Brazil	126,250	11,066	158,806	32,556
Interligação Elétrica Serra Do Japi	Brazilian real	35.82%	Electric power	Brazil	Brazil	342,355	46,124	378,842	36,487
Interligação Elétrica Sul	Brazilian real	35.82%	Electric power	Brazil	Brazil	180,168	7,516	210,185	30,017
Interligação Elétrica Tibagi	Brazilian real	35.82%	Electric power	Brazil	Brazil	208,874	26,181	233,320	24,446
Internexa	Colombian peso	99.42%	Telecommunications and ICT	Colombia	Colombia	71,206	(143,493)	543,656	472,450
Transamerican Telecomunication S.A.	US Dollar	99.42%	Telecommunications and ICT	Argentina	Argentina	5,909	(12,330)	16,905	10,996
Internexa Brasil Operadora de Telecomunicações	Brazilian real	99.42%	Telecommunications and ICT	Brazil	Brazil	789	(134,535)	790	1
Internexa Chile	Chilean peso	98.43%	Telecommunications and ICT	Chile	Chile	15,549	(13,073)	56,509	40,960

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
		interest		Country/	area of		(loss) of
Company	Functional currency	ISA	Activity	Domicile	operations	Equity	the year	Assets	Liabilities
Subsidiaries Interconexión Eléctrica S.A. ESP
Interligação Elétrica JAGUAR 6 S.A.	Brazilian real	35.82%	Electric power	Brazil	Brazil	177,979	9,872	190,819	12,840
Interligação Elétrica JAGUAR 8 S.A.	Brazilian real	35.82%	Electric power	Brazil	Brazil	104,357	9,713	117,533	13,176
Interligação Elétrica JAGUAR 9 S.A.	Brazilian real	35.82%	Electric power	Brazil	Brazil	368,021	72,511	417,572	49,551
Internexa Participações	Brazilian real	99.42%	Investment Vehicle	Brazil	Brazil	985	(91,887)	1,051	66
Internexa Peru	US Dollar	99.42%	Telecommunications and ICT	Peru	Peru	44,450	(26,531)	305,746	261,296
ISA Bolivia	US Dollar	100.00%	Electric power	Bolivia	Bolivia	110,562	10,284	121,428	10,866
ISA Capital Do Brazil	Brazilian real	100.00%	Investment Vehicle	Brazil	Brazil	4,943,612	841,993	5,298,623	355,011
ISA CTEEP	Brazilian real	35.82%	Electric power	Brazil	Brazil	13,721,058	2,461,680	27,486,842	13,765,784
ISA Interchile	US Dollar	100.00%	Electric power	Chile	Chile	1,293,646	121,276	5,545,359	4,251,713
ISA Intercolombia	Colombian peso	100.00%	Electric power	Colombia	Colombia	133,111	52,374	455,003	321,892
ISA Intervial Chile	Chilean peso	100.00%	Roads concessions	Chile	Chile	3,635,694	533,512	4,256,273	620,579
ISA Intervial Colombia	Colombian peso	100.00%	Roads concessions	Colombia	Colombia	638	51	638	-
ISA Inversiones Chile	Chilean peso	100.00%	Investment Vehicle	Chile	Chile	1,672,354	157,503	1,924,873	252,519
ISA Inversiones Chile Vías SpA	Chilean peso	100.00%	Investment Vehicle	Chile	Chile	3,638,171	534,045	3,638,805	634
ISA Inversiones Costera Chile	Chilean peso	100.00%	Investment Vehicle	Chile	Chile	(114,051)	(71,698)	70,173	184,224
ISA Inversiones Tolten	Chilean peso	100.00%	Investment Vehicle	Chile	Chile	27	(5)	27	-
ISA Investimentos E Participações	Brazilian real	100.00%	Investment Vehicle	Brazil	Brazil	995,716	140,918	995,918	202
ISA Peru	US Dollar	99.98%	Electric power	Peru	Peru	191,119	43,063	898,335	707,216
ISA REP	US Dollar	60.00%	Electric power	Peru	Peru	546,059	290,512	1,859,619	1,313,560
ISA Transelca	Colombian peso	100.00%	Electric power	Colombia	Colombia	910,581	199,452	1,936,548	1,025,967
Linear Systems RE	US dollar	100.00%	Other business	Bermudas	Bermudas	35,632	7,232	93,546	57,914
Proyectos de Infraestructura del Perú	US Dollar	100.00%	Electric power	Peru	Peru	19,019	7,773	21,204	2,185
Ruta Costera	Colombian peso	100.00%	Roads concessions	Colombia	Colombia	173,012	(4,870)	2,588,885	2,415,873
Ruta de La Araucanía	Chilean peso	100.00%	Roads concessions	Chile	Chile	323,871	60,950	681,824	357,953
Ruta de Los Ríos	Chilean peso	75.00%	Roads concessions	Chile	Chile	79,259	35,696	301,539	222,280
Ruta del Bosque	Chilean peso	100.00%	Roads concessions	Chile	Chile	11,072	(28,950)	12,595	1,523
Ruta del Loa	Chilean peso	100.00%	Roads concessions	Chile	Chile	310,944	70,097	1,365,486	1,054,542
Ruta del Maipo	Chilean peso	100.00%	Roads concessions	Chile	Chile	2,464,102	465,092	7,018,675	4,554,573
Ruta del Maule	Chilean peso	100.00%	Roads concessions	Chile	Chile	24	2,264	25	1
Sistemas Inteligentes en Red	Colombia peso	99.77%	Other business	Colombia	Colombia	13,743	4,543	25,252	11,509
XM	Colombian peso	99.73%	Electric power	Colombia	Colombia	57,987	18,309	445,241	387,254
Interconexiones del Norte S.A.	Chilean peso	100.00%	Electric power	Chile	Chile	152	167	30,123	29,971
Consorcio Eléctrico Yapay S.A.	US Dollar	60.00%	Electric power	Perú	Perú	13,611	(6,221)	19,110	5,499
Joint ventures Interconexión Eléctrica S.A. ESP
Interligação Elétrica do Madeira	Brazilian real	51.00%	Electric power	Brazil	Brazil	3,160,818	356,863	5,739,716	2,578,898
Interligação Elétrica Garanhuns	Brazilian real	51.00%	Electric power	Brazil	Brazil	875,296	101,875	1,228,068	352,772
Interligação Elétrica Paraguaçu	Brazilian real	50.00%	Electric power	Brazil	Brazil	884,355	126,683	1,331,261	446,906
Interligação Elétrica Aimorés	Brazilian real	50.00%	Electric power	Brazil	Brazil	551,370	84,280	850,421	299,051
Interligação Elétrica Ivaí	Brazilian real	50.00%	Electric power	Brazil	Brazil	798,810	169,061	3,603,858	2,805,048
Transmissora Aliança de Energia Elétrica	Brazilian real	14.88%	Electric power	Brazil	Brazil	5,273,100	1,121,332	13,877,165	8,604,065
Interconexión Eléctrica Colombia Panamá-Panamá	US Dollar	50.00%	Electric power	Panama	Panama	2,189	(31,805)	5,572	3,383
Interconexión Eléctrica Colombia Panamá Colombia	Colombia peso	1.17%	Electric power	Colombia	Colombia	265	(2)	266	1
Transnexa (4)	US Dollar	50.00%	Transport and telecommunications	Ecuador	Ecuador	—	—	—	—
Derivex	Colombia peso	40.46%	Manage the trading system for financial instruments derived from electricity	Colombia	Colombia	2,568	(851)	2,568	—
Parques del Río	Colombia peso	33.00%	Roads	Colombia	Colombia	68	(34)	68	—
Conexión Kimal Lo Aguirre S.A.	Chilena peso	33.33%	Electric power	Chile	Chile	357,207	873	933,357	576,150
Associates Interconexión Eléctrica S.A. ESP
ATP Tower Holdings	US Dollar	24.7%	Transport and telecommunications	United States	United States	1,448,862	(95,648)	3,981,180	2,532,318
(1)	Indirect participation through Inversiones de Gases de Colombia S.A. Invercolsa S.A.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)	Information available as of September 30, 2023, the investment of is fully impaired.
(3)	Information available as of November 30, 2023.
(4)	Transnexa is in the liquidation process and its investment has been impaired in its entirety.

Exhibit 2 – Conditions of the most significant debt

						Outstanding	Outstanding
						balance	balance	Interest	Amortization	Payment of
Type of debt	Company	Issue date	Maturity date	Currency	Disbursement	Dec 31, 2023	Dec 31, 2022	rate	plan	interest
		Aug-13	Aug-28		347,500	347,500	284,300
	Ecopetrol S.A.	Dec-10	Dec-40	COP	284,300	284,300	347,500	Floating	Bullet	Half-yearly
		Aug-13	Aug-43		262,950	262,950	262,950
		Dec-11	Dec-41	COP	120,000	120,000	120,000	Floating	Bullet	Half-yearly
		May-13	May-28	COP	100,000	100,000	100,000	Floating	Bullet	Quarterly
		May-15	May-25	COP	100,000	100,000	100,000	Floating	Bullet	Quarterly
		May-15	May-30	COP	120,000	120,000	120,000	Floating	Bullet	Quarterly
		May-15	May-35	COP	280,000	280,000	280,000	Floating	Bullet	Quarterly
		Feb-16	Feb-24	COP	115,000	115,000	115,000	Floating	Bullet	Quarterly
		Feb-16	Feb-28	COP	152,000	152,000	152,000	Floating	Bullet	Quarterly
		Feb-16	Feb-41	COP	133,000	133,000	133,000	Floating	Bullet	Quarterly
Bonds,		Apr-17	Apr-24	COP	260,780	260,780	260,780	Fixed	Bullet	Quarterly
domestic	Interconexión	Apr-17	Apr-32	COP	196,300	196,300	196,300	Floating	Bullet	Quarterly
currency	Eléctrica S.A.	Apr-17	Apr-42	COP	242,920	242,920	242,920	Floating	Bullet	Quarterly
	E.S.P.	Nov-17	Nov-25	COP	150,080	150,080	150,080	Fixed	Bullet	Quarterly
		Nov-17	Nov-31	COP	120,100	120,100	120,100	Floating	Bullet	Quarterly
		Nov-17	Nov-47	COP	229,820	229,820	229,820	Floating	Bullet	Quarterly
		Jul-18	Jul-27	COP	156,500	156,500	156,500	Floating	Bullet	Quarterly
		Jul-18	Jul-33	COP	142,063	142,063	142,063	Floating	Bullet	Quarterly
		Jul-18	Jul-43	COP	201,437	201,437	201,437	Floating	Bullet	Quarterly
		Aug-20	Aug-29	COP	160,000	160,000	160,000	Fixed	Bullet	Quarterly
		Aug-20	Aug-40	UVR (1)	182,416	182,416	165,369	Fixed	Bullet	Annual
		Nov-23	Nov-30	COP	176,000	176,000	440,777	Floating	Bullet	Quarterly
		Nov-23	Nov-37	COP	224,000	224,000	—	Floating	Bullet	Quarterly
		Nov-23	Nov-44	COP	100,000	100,000	—	Floating	Bullet	Quarterly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
Type of		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
debt	Company	date	date	Currency	Disbursement	Dec 31, 2023	Dec 31, 2022	rate	plan	interest
		Jul-23	Jan-29		1,200	1,200	—
		Apr-20	Apr-30		2,000	2,000	2,000
		Nov-21	Nov-31		1,250	1,250	1,250
	Ecopetrol S.A.	Jan -23	Jan-33	USD	2,000	2,000	—	Fixed	Bullet	Half-yearly
		Jan -23	Jan -33		300	300	—
		Sep-13	Sep-43		850	850	850
		May-14	May-45		2,000	2,000	2,000
		Nov-21	Nov-51		750	750	750
	Oleoducto Central S.A.	Jul-20	Jul-27	USD	500	400	500	Fixed	Bullet	Half-yearly
		Nov-21	Nov-33		330	330	330	Fixed	Half-yearly	Half-yearly
		Jul-16	Jan-34		151	134	143	Fixed	Half-yearly	Half-yearly
		Jan -11	Jan -26		38	38	38	Fixed	Bullet	Quarterly
		Oct-12	Apr -31		40	40	40	Fixed	Bullet	Half-yearly
		Apr-19	Apr -34		600	600	500	Fixed	Half-yearly	Half-yearly
		Apr -22	Apr -38		500	500	500	Fixed	Half-yearly	Half-yearly
Bonds,		Mar-17	Fev-24		62	87	77	Floating	Bullet	Annual
foreign		May-18	Apr-25		128	174	154	Floating	Bullet	Half-yearly
currency		Dec-19	Dec-29		85	108	96	Floating	Half-yearly	Half-yearly
		Dec -20	Nov-28		165	165	153	Floating	Half-yearly	Half-yearly
	Interconexión	Dec -20	May-44		165	183	168	Floating	Half-yearly	Half-yearly
	Eléctrica S.A.	Fev-21	Jul-44	USD	139	189	153	Floating	Half-yearly	Half-yearly
	E.S.P and	Oct-21	Oct-31		138	156	138	Floating	Bullet	Half-yearly
	subsidiaries	Oct-21	Oct-38		58	65	58	Floating	Half-yearly	Half-yearly
		Apr-22	Apr-29		145	145	134	Floating	Half-yearly	Half-yearly
		Mar-23	Mar-30		114	114	—	Floating	Bullet	Half-yearly
		Oct-23	Oct-33		162	163	—	Floating	Half-yearly	Half-yearly
		Oct-23	Oct-38		231	232	—	Floating	Half-yearly	Half-yearly
		Jun-18	Jun-25		243	162	238	Fixed	Half-yearly	Half-yearly
		Jun-18	Dec-30		252	416	407	Fixed	Half-yearly	Half-yearly
		Jun-18	dec-24		42	6	23	Fixed	Half-yearly	Half-yearly
		Jun-18	Dec-30		210	212	207	Fixed	Half-yearly	Half-yearly
		Fev-21	Jun-50		37	37	36	Fixed	Half-yearly	Half-yearly
		Nov-22	Jun-50		81	81	79	Fixed	Monthly	Monthly
		Jul-21	Jun-56		1,200	1,073	1,200	Fixed	Half-yearly	Half-yearly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
Type of debt	Company	date	date	Currency	Disbursement	Dec 31, 2023	Dec 31, 2022	rate	plan	interest
		Sep-19	Sep-25		70	70	70	Fixed	Half-yearly	Half-yearly
		Dec-22	Nov-30		40	40	40	Floating	Half-yearly	Half-yearly
		Fev-23	Nov-30		30	30	—	Floating	Half-yearly	Half-yearly
		Mar-23	Nov-30		36	36	—	Floating	Half-yearly	Half-yearly
		Apr-22	Nov-26		67	62	65	Fixed	Bullet	Bullet
		Sep-22	Sep-32		20	76	76	Fixed	Half-yearly	Half-yearly
		Dec-23	Dec-24		38	38	—	Fixed	Bullet	Monthly
		Fev-16	Jul-24		5	1	2	Floating	Quarterly	Quarterly
		Oct-22	Jun-27		5	4	4	Floating	Quarterly	Quarterly
International	Interconexión	Dec-23	Mar-24		7	6	—	Floating	Quarterly	Quarterly
commercial	Eléctrica S.A.	Jan-14	Mar-29	USD	59	21	23	Floating	Monthly	Monthly
loans	E.S.P and	Aug-17	Mar-32		56	34	105	Floating	Monthly	Monthly
	subsidiaries	Mar-22	Dec-41		47	69	45	Floating	Monthly	Monthly
		May-10	May-30		45	22	23	Fixed	Monthly	Monthly
		Sep-23	Mar-25		43	43	—	Floating	Monthly	Monthly
		Sep-23	Mar-25		23	23	—	Floating	Monthly	Monthly
		Sep-23	Mar-25		18	18	—	Floating	Monthly	Monthly
		Sep-18	Jun-50		13	31	13	Fixed	Monthly	Monthly
		Sep-18	Jun-50		5	13	5	Fixed	Monthly	Monthly
		May-21	May-25		101	50	83	Fixed	Half-yearly	Half-yearly
		May-21	May-26		67	78	69	Fixed	Half-yearly	Half-yearly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
Type of debt	Company	date	date	Currency	Disbursement	Dec 31, 2023	Dec 31, 2022	rate	plan	interest
International		Jun-23	Jun-24		160	160	—	Floating	Bullet	Quarterly
commercial		Dec-23	Dec-24		40	40	—	Floating	Bullet	Quarterly
loans -	Ecopetrol S.A.	Sep-22	Ago-24		1,200	1,200	1,200	Floating	Bullet	Half-yearly
Refinería de		Dec-17	Dec-25		359	132	182	Floating	Half-yearly	Half-yearly
Cartagena		Dec-22	Dec-27	USD	576	700	700	Floating	Half-yearly	Half-yearly
		Dec-22	Dec-27		247	300	300	Floating	Half-yearly	Half-yearly
		May-23	May-28		400	400	—	Floating	Bullet	Quarterly
		Sep-23	Sep-30		800	1,000	—	Floating	Half-yearly	Half-yearly
		Apr-23	Apr -30	COP	450,000	450,000	—	Floating	Half-yearly	Half-yearly
		Oct-23	Apr -30	COP	150,000	150,000	—	Floating	Half-yearly	Half-yearly
		Dec-23	Dec -34	COP	250,000	250,000	—	Floating	Half-yearly	Half-yearly
		Dec-23	Dec -35	COP	250,000	250,000	—	Floating	Half-yearly	Half-yearly
		Dec-16	Jan-28	COP	250,000	189,000	242,125	Floating	Half-yearly	Half-yearly
		Dec-16	Jan -34	COP	150,000	144,000	147,000	Floating	Half-yearly	Half-yearly
		Dec-16	Jan -34	COP	150,000	144,000	147,000	Floating	Half-yearly	Half-yearly
Domestic	Interconexión	Dec-16	Jan -34	UVR	486,213	200,730	181,972	Fixed	Half-yearly	Half-yearly
commercial	Eléctrica S.A.	Jul-18	Jul-35	COP	217,500	3,595	4,353	Floating	Half-yearly	Half-yearly
loans	E.S.P and	Oct-21	Oct-31	COP	158,050	158,050	158,050	Floating	Quarterly	Quarterly
	subsidiaries	Oct-21	Oct-28	COP	70,500	70,500	70,500	Floating	Quarterly	Quarterly
		Jul-22	Jul-27	COP	194,000	194,000	194,000	Floating	Bullet	Quarterly
		Jul-23	Jul-24	COP	37,427	37,427	—	Floating	Bullet	Quarterly
		Nov-23	Nov-33	COP	208,670	208,670	—	Floating	Quarterly	Quarterly
		May-18	Nov-28	COP	59,467	42,476	50,971	Floating	Half-yearly	Half-yearly
		Nov-18	Nov-28	COP	23,000	16,429	19,714	Floating	Half-yearly	Half-yearly
		Jun-22	Jun-27	COP	12,900	12,900	12,900	Floating	Quarterly	Quarterly
		Aug-22	Aug-27	COP	51,085	51,085	51,085	Floating	Half-yearly	Half-yearly
Domestic syndicated commercial loan	Cenit (before Oleoducto Bicentenario)	Jul-12	Jul-24	COP	2,100,000	148,400	375,725	Floating	Quarterly	Quarterly

(1)UVR is “Unidad de Valor Real”, a national currency which reflects the inflation adjusted Colombian peso.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 3. Quantitative information of concession services contracts

				Tender at
				the end of	Maintenance
				the	obligation for	Concession		Revenue
				contract	service condition	Asset		From Concession
Business line	Concession	Country	Maturity date	Y/N	Y/N	2023	2022	2023	2022
Intangible asset
	Consorcio Transmantaro	Peru	09.09.2053	Y	Y	6,374,904	7,917,103	1,265,674	1,545,733
Energy transmission	ISA REP	Peru	09.30.2032	Y	Y	1,317,431	1,770,315	779,025	695,577
	ISA Perú	Peru	04.30.2033	Y	Y	652,309	834,894	142,174	136,679
Total Peru						8,344,644	10,522,312	2,186,873	2,377,989
	ISA Bolivia	Bolivia	01.29.2039	Y	Y	42,488	55,073	32,148	31,490
Energy transmission	Sistemas Inteligentes en Red	Colombia	12.31.2025	Y	Y	1,337	2,021	24,356	17,871
Total concessions, asset intangible						8,388,469	10,579,406	2,243,377	2,427,350
Contractual Asset
	ISA CTEEP	Brazil	09.29.2052	Y	Y	15,502,876	16,497,745	3,979,957	2,824,587
	Interligação Elétrica Aguapeí	Brazil	08.11.2047	Y	Y	539,430	630,953	72,891	76,257
	Interligação Elétrica Itaquerê	Brazil	08.11.2047	Y	Y	507,600	578,080	63,240	66,770
	Interligação Elétrica Itaúnes	Brazil	02.10.2047	Y	Y	463,822	499,625	65,898	98,480
	Interligação Elétrica Biguaçu	Brazil	09.20.2048	Y	Y	412,584	467,150	47,142	148,383
	Interligação Elétrica Norte e Nordeste	Brazil	03.16.2038	Y	Y	420,774	454,544	58,531	56,872
	Interligação Elétrica JAGUAR 9	Brazil	10.15.2038	Y	Y	396,444	424,627	80,759	10,207
	Interligação Elétrica Serra Do Japi	Brazil	11.18.2039	Y	Y	367,545	419,762	49,604	65,004
Energy transmission	Interligação Elétrica de Minas Gerais	Brazil	03.20.2050	Y	Y	440,643	402,393	132,885	249,647
	Interligação Elétrica Tibagi	Brazil	08.11.2047	Y	Y	218,670	253,394	27,936	41,498
	Interligação Elétrica JAGUAR 6	Brazil	08.11.2047	Y	Y	184,741	232,475	12,125	1,797
	Evrecy Participações	Brazil	03.20.2050	Y	Y	325,208	260,969	121,998	154,202
	Interligação Elétrica Sul	Brazil	10.15.2038	Y	Y	186,642	206,437	31,256	22,131
	Interligação Elétrica Itapura	Brazil	09.20.2048	Y	Y	150,682	160,534	26,828	24,127
	Interligação Elétrica JAGUAR 8	Brazil	08.11.2047	Y	Y	108,798	102,270	33,834	2,128
	Interligação Elétrica Riacho Grande	Brazil	03.30.2051	Y	Y	158,384	98,546	81,210	40,281
	Interligação Elétrica Pinheiros	Brazil	10.15.2038	Y	Y	50,090	57,038	6,667	74,989
Total concession, Contractual asset						20,434,933	21,746,542	4,892,761	3,957,360

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

				Tender at
				the end of	Maintenance
				the	obligation for	Concession		Revenue
				contract	service condition	Asset		From Concession
Business line	Concession	Country	Maturity date	Y/N	Y/N	2023	2022	2023	2022
Financial asset
	ISA CTEEP	Brazil	12.31.2042	Y	Y	81,660	202,858	1,045,884	1,101,045
	Interligação Elétrica Aguapeí	Brazil	08.11.2047	Y	Y	7,225	16,914	14,563	24,091
	Interligação Elétrica Biguaçu	Brazil	09.20.2048	Y	Y	2,881	4,810	12,447	4,378
	Interligação Elétrica Serra Do Japi	Brazil	11.18.2039	Y	Y	2,947	4,604	8,049	8,599
	Interligação Elétrica Itaquerê	Brazil	08.11.2047	Y	Y	2,999	4,495	7,568	6,019
	Interligação Elétrica JAGUAR 9	Brazil	10.15.2038	Y	Y	12,051	4,216	16,016	54
	Interligação Elétrica Pinheiros	Brazil	10.15.2038	Y	Y	728	(3,423)	10,877	8,800
	Interligação Elétrica JAGUAR 6	Brazil	08.11.2047	Y	Y	1,263	2,842	2,165	210
Energy Transmission	Evrecy Participações	Brazil	03.20.2050	Y	Y	1,280	2,327	7,144	7,381
	Interligação Elétrica Sul	Brazil	10.15.2038	Y	Y	1,795	2,289	3,389	2,606
	Interligação Elétrica Itapura	Brazil	09.20.2048	Y	Y	1,735	2,062	7,398	8,358
	Interligação Elétrica de Minas Gerais	Brazil	03.20.2050	Y	Y	3,963	1,659	6,589	3,271
	Interligação Elétrica Norte e Nordeste	Brazil	03.16.2038	Y	Y	3,655	1,610	1,627	3,775
	Interligação Elétrica JAGUAR 8	Brazil	08.11.2047	Y	Y	896	1,388	658	(148)
	Interligação Elétrica Itaúnas S.A.	Brazil	09.20.2048	Y	Y	5,055	—	6,647	—
	Interligação Elétrica Tibagi	Brazil	08.11.2047	Y	Y	(1,347)	1,298	4,104	161
Total Brazil						128,786	249,949	1,155,125	1,178,600
	Ruta del Maipo	Chile	04.30.2035	Y	Y	6,281,734	7,780,753	901,306	894,934
	Ruta del LOA	Chile	04.30.2049	Y	Y	1,160,000	873,447	528,219	383,348
Roads	Ruta de la Araucanía	Chile	10.31.2026	Y	Y	344,439	665,364	269,324	340,629
	Ruta de los Ríos	Chile	03.31.2026	Y	Y	62,050	218,555	252,171	264,966
	Ruta del Bosque	Chile	02.28.2023	Y	Y	—	31,667	19,561	146,563
	Ruta del Maule	Chile	03.31.2021	Y	Y	—	—	—	—
Total Chile:						7,848,223	9,569,786	1,970,581	2,030,440
Roads	Ruta Costera	Colombia	02.28.2042	Y	Y	1,965,912	2,276,022	27,327	51,189
Total Colombia						1,965,912	2,276,022	27,327	51,189
Total concessions, financial asset						9,942,921	12,095,757	3,153,033	3,260,229
Total concessions						38,766,323	44,421,705	10,289,171	9,644,939

9.	Signature Page

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ecopetrol S.A.

	By:	/s/ Ricardo Roa Barragán
	Name:	Ricardo Roa Barragán
	Title:	Chief Executive Officer

	By:	/s/ María Catalina Escobar Hoyos
	Name:	María Catalina Escobar Hoyos
	Title:	Chief Financial Officer

Dated: April 18, 2024

10.Exhibits

Exhibit No.	Description
1.1	Amended and Restated Bylaws of Ecopetrol S.A., dated March 26, 2021 (English Translation).
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

4.12

Prospectus Supplement relating to Ecopetrol S.A.’s 7.375% Notes due 2043 filed with the U.S. Securities and Exchange Commission on September 13, 2013 (incorporated by reference to the Company's Prospectus filed with the U.S. Securities and Exchange Commission on July 26, 2013 (File No. 333 - 190198)).

4.13

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

4.16

Prospectus Supplement relating to Ecopetrol S.A.’s 4.625% Notes due 2031 filed with the U.S. Securities and Exchange Commission on October 28, 2021 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on May 28, 2021 (File No. 333-256623)).

4.17

Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Bonds due 2051 filed with the U.S. Securities and Exchange Commission on October 28, 2021 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on May 28, 2021 (File No. 333-256623)).

4.18

Prospectus Supplement relating to Ecopetrol S.A.’s 8.875% Bonds due 2033 filed with the U.S. Securities and Exchange Commission on January 12, 2023 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on May 28, 2021 (File No. 333-256623)).

4.19

Prospectus Supplement relating to Ecopetrol S.A.'s 8.375% Bonds due 2036 filed with the U.S. Securities and Exchange Commission on January 9, 2024 (incorporated by reference to the Company's Prospectus filed with the U.S. Securities and Exchange Commission on May 28, 2021 (File No. 333 - 256623)).

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

4.22

Loan Agreement among Ecopetrol, S.A., as borrower, UMB Bank, National Association, as Administrative Agent, Sumitomo Mitsui Banking Corporation and The Bank Of Nova Scotia, as Joint Lead Arrangers, and The Bank Of Nova Scotia, as Sole Bookrunner dated as of December 19, 2022.

4.23

Loan agreement among the Ecopetrol, S.A., as borrower, MUFG Bank, LTD, as administrative agent, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank, LTCD, as bookrunners and lead arrangers, dated as of May 15, 2023.

4.24

Loan agreement, executed among the Ecopetrol, S.A., as borrower, Deutsche Bank AG, Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Banco Latinoamericano de Comercio Exterior S.A., and ICBC Standard Bank PLC, as lenders, Deutsche Bank Trust Company Americas, as administrative agent, Deutsche Bank AG, as Global Coordinator and Joint Lead Arranger, and Banco Latinoamericano de Comercio Exterior, as joint lead arranger, dated as of September 7, 2023.

7.1	Company Clawback Policy
8.1	List of subsidiaries of Ecopetrol S.A.
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Officer Certification.
23.1	Consent of Ernst & Young Audit S.A.S.
23.2	Consent of Ryder Scott Company, L.P.

23.3	Consent of DeGolyer and MacNaughton
23.4	Consent of Gaffney, Cline & Associates
99.1	Third-Party Reserve Report of Ryder Scott Company, L.P.
99.2	Third-Party Reserve Report of DeGolyer and MacNaughton
99.3	Third-Party Reserve Report of Gaffney, Cline & Associates
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

11.     Cross-reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
	A. Directors and Senior Management	N/A
	B. Advisers	N/A
	C. Auditors	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
	A. Offer Statistics	N/A
	B. Method and Expected Timetable	N/A
Item 3.	Key Information	N/A
	A.[Reserved]	N/A
	B. Capitalization and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	5.2
Item 4.	Information on the Company	Note 1 to the consolidated financial statements
	A.History and Development of the Company	2.1; 3.1; Note 1 to the consolidated financial statements
	B. Business Overview	2; 3.4 – 3.14; 4.6, Note 1 and Supplemental information on Oil and Gas producing activities (unaudited by EY) to the consolidated financial statements
	C. Organizational Structure	3.2
	D. Property, Plants and Equipment	3.4 – 3.8; 4.7.2; Notes 14, 15 and 16 to the consolidated financial statements
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	3.4 – 3.8; 4; 6.2
	B. Liquidity and Capital Resources	2.1; 4.7; Consolidated statements of cash flow and Notes 6, 9, 19, and 28 to the consolidated financial statements
	C. Research and development, Patents and Licenses, etc.	3.9; Note 16 to the consolidated financial statements
	D. Trend Information	4.12
	E. Critical Accounting Estimates	4.5; Note 3 to the consolidated financial statements
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	7.3; 7.5
	B. Compensation	7.6; Notes 4, 21 and 30 to the consolidated financial statements
	C. Board Practices	7.3
	D. Employees	3.14
	E. Share Ownership	7.7
	F. Disclosure of a registrant’s action to recover erroneously awarded compensationF	N/A

Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	6.9; 7.7
	B. Related Party Transactions	3.12; Note 30 to the consolidated financial statements
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	4; 6.2; 6.3; 8
	B. Significant Changes	4; 7.8; Note 33 and 34 to the consolidated financial statements
Item 9.	The Offer and Listing
	A. Offer and Listing Details	6.4, 6.5
	B. Plan of Distribution	N/A
	C. Markets	6.3
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	7.1
	C. Material Contracts	3,12; 4.9; Exhibits 4.1 – 4.9, 4.20 and 4.24
	D. Exchange Controls	5.3.4; 6.7
	E. Taxation	4.3.1; 6.6; Note 10 to the consolidated financial statements
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	1.1
	I. Subsidiary Information	N/A
	J. Annual Report to Security Holders	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	4.1; 5.2.1; 5.2.4; 5.3.4; Note 29 to the consolidated financial statements
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	6.4; Exhibits 4.12–4.19
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	5.2.4; 6.5; Exhibit 2.1 – 2.2
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	7.8
Item 16.	[Reserved]
Item 16A.	Audit Committee Financial Expert	7.3.2
Item 16B.	Code of Ethics	7.2; 7.4
Item 16C.	Principal Accountant Fees and Services	7.8
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	N/A
Item 16F.	Changes in Registrant’s Certifying Accountant	7.8
Item 16G.	Corporate Governance	7
Item 16H.	Mine Safety Disclosure	N/A
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
Item 17.	Financial Statements	8
Item 18.	Financial Statements	8
Item 19.	Exhibits	10