Form 20-F
period 2024-12-31
ECOPETROL S.A.
filed 2025-04-23
CIK 1444406

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Carrera 13 No. 36 – 24

Bogotá – Colombia

Tel. (57) 310 315 8600

(Address of principal executive offices)

Lina Maria Contreras Mora

Investor Relations Officer

investors@ecopetrol.com.co

Tel. (57) 310 315 8600

Carrera 13 No.36 - 24

Bogotá, Colombia

(Name, Telephone, E-Mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depository Shares (as evidenced by American Depository Receipts), each representing 20 common shares par value COP 609 per share	EC	New York Stock Exchange
Ecopetrol common shares par value COP 609 per share		New York Stock Exchange (for listing purposes only)
8.625% Notes due 2029	EC29	New York Stock Exchange
6.875% Notes due 2030	EC30	New York Stock Exchange
4.625% Notes due 2031	EC31	New York Stock Exchange
7.750% Notes due 2032	EC32	New York Stock Exchange
8.875% Notes due 2033	EC33	New York Stock Exchange
8.375% Notes due 2036	EC36	New York Stock Exchange
7.375% Notes due 2043	EC43	New York Stock Exchange
5.875% Notes due 2045	EC45	New York Stock Exchange
5.875% Bonds due 2051	EC51	New York Stock Exchange

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

References to the “Nation” or “Colombia” in this annual report relate to the Republic of Colombia, our controlling shareholder. References made to the Colombian Government or the “Government” correspond to the executive branch including the President of Colombia, the ministries, and other government agencies responsible for regulating our business.

Our consolidated financial statements for the years ended December 31, 2022, 2023, and 2024 were prepared in accordance with IFRS accounting standards as issued by IASB. References in this annual report to IFRS mean IFRS as issued by the IASB.

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

In this annual report, references to “USD” or “U.S. dollars” are to United States dollars and references to “COP” “Colombian Peso” or “Colombian Pesos” are to Colombian Pesos, the Ecopetrol Group’s functional and presentation currency under which we prepare our consolidated financial statements. This annual report translates certain Colombian Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such Colombian Peso amounts have been translated at the rate of COP 4,073.75 per USD 1.00, which corresponds to the average Tasa Representativa del Mercado (TRM), or Representative Market Exchange Rate, for 2024. Such conversion should not be construed as a representation that the Colombian Peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On March 31, 2025, the Representative Market Exchange Rate was COP 4,192.57 per USD 1.00. Certain figures shown in this annual report have been subject to rounding adjustments, and, accordingly, certain totals may therefore not precisely equal the sum of the numbers presented. In this annual report, a billion is equal to one with nine zeros.

In this annual report, we use unit measures like: “bpd” (barrels per day), “boepd” (barrels of oil equivalent per day), “mbd” (thousand barrels day), “mboed” (thousand barrels of oil equivalent day), “mboe” (thousand barrels of oil equivalent), “mmboe” (million barrels of oil equivalent), “mmbd” (million barrels per day) and “mmb” (million barrels).

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

Our forward-looking statements and sensitivity analysis are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

●	future growth and development of the energy industry and its transition into lower carbon sources of energy;
●	general economic and business conditions, including increased and prolonged inflation in Colombia and worldwide, volatility in crude oil and other commodity prices, refining margins and prevailing exchange rates;
●	competition;
●	our ability to obtain financing;
●	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;
●	uncertainties inherent in making estimates of our reserves;
●	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission and transport businesses in the countries where they operate;
●	significant political, economic and social developments in Colombia and other countries where we do business;
●	the impact of tariffs, trade barriers and other restrictions imposed on global trade;
●	natural disasters, pandemics and other public health events;
●	the continuing Russian invasion of Ukraine and Israel - Hamas conflict;
●	other military operations, terrorist acts, wars or embargoes;
●	regulatory developments, including regulations related to climate change and cybersecurity;

●	receipt and maintenance of government approvals and licenses;
●	technical difficulties; and
●	other factors discussed in section Risk Review—Risk Factors of this document as “Risk Factors.”

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on forward-looking statements.

1.3	Selected Operating Data

The following table sets forth, for the periods and at the dates indicated, certain key operating data.

Table 1 – Selected Operating Data

Operating Information	2024	2023	2022	2021	2020
Oil and gas production (mboed)	745.8	736.6	709.5	679.0	697.0
Proved oil and gas reserves (mmboe)(1)	1,893	1,883	2,011	2,002	1,770
Exploratory wells(2)(3)	16	26	29	16	18
Refinery throughput (bpd)(4)	416,879	422,623	360,451	355,895	322,038
1P Reserves replacement ratio	104%	48%	104%	200%	48%
Transmission Lines (km)	49,677	49,426	48,766	48,330	47,358
(1)	Include natural gas royalties and exclude crude oil royalties.
(2)	Gross exploratory wells.
(3)

The table does not include stratigraphic wells, although they are considered exploratory. These wells do not come into production, and are subsequently plugged and abandoned after the relevant study is completed. The table also includes wells drilled by partners at sole risk.

(4)	Includes the Barrancabermeja, Cartagena, Apiay and Orito refineries.

2.	Strategy and Market Overview

Our consolidated financial results for 2024 reflect the cumulative impact of a crude oil price that exceeded our initial expectations. In our investment plan for 2024, we forecasted a Brent Crude oil price of USD 75 per barrel for the year, while the actual average price stood at USD 79.84 per barrel, a decrease of USD 2.33 per barrel compared to 2023. This higher-than-expected price was due to (i) a volatile global crude market, shaped by the steady growth in supply from non-OPEC+ countries and subdued demand, and (ii) to weaker-than-anticipated consumption in China and the influence of geopolitical factors. Despite the overall increase in 2024, Brent oil prices averaged lower than in 2023, reflecting a market shift towards supply-side dominance.

On the demand front, global oil consumption grew by one million barrels per day (“mmbd”) in 2024, below the trend rate of 1.2 mmbd over five years preceding the pandemic (2015-2019). Notably, while the U.S. economy exceeded expectations for a second consecutive year, with robust growth, China’s oil demand slowed significantly in 2024. Given that China accounted for nearly 50% of global oil demand growth over the past two decades, this slowdown weighed heavily on the worldwide demand balance. However, strong demand growth in emerging markets, particularly in Asia-Pacific, partially offset this weakness. Meanwhile, demand in OECD countries showed minimal growth, reflecting a manufacturing sector that remained in contraction throughout the year.

On the supply side, OPEC and its allies (OPEC+), including Russia, maintained their production quotas throughout the year, prioritizing price stability through disciplined output cuts. By year-end, OPEC+ supply was 0.7 mmbd lower than in 2023, reflecting improved compliance among member countries. These cuts helped counterbalance the increasing supply from non-OPEC+ countries (excluding Russia), which decreased by 1.4 mmbd over the year. As a result, global crude inventories remained essentially unchanged compared to the beginning of 2024. The expansion of non-OPEC+ supply was primarily driven by the U.S. production of 0.3 mmbd. However, non-OPEC+ supply growth fell short of market expectations made at the beginning of the year, highlighting a more constrained expansion than anticipated (1.4 mmbd versus the 2.5 mmbd forecast in January). Overall, the market achieved better balance by the end of 2024, driven by a combination of disciplined output reductions by OPEC+ and the moderated growth of non-OPEC+ supply. The graph below sets forth the oil demand and supply balance compared against the evolution of the Brent price as of the periods indicated.

Graph 1 – Supply/Demand Balance vs ICE Brent Price Evolution

Source: S&P Global Commodity Insights, Bloomberg

In the latter part of 2024, with the U.S. economy stabilizing, inflation moderating in developed markets, and major economies initiating interest rate cuts, signs of demand recovery emerged. Additionally, China’s economy rebounded, boosting market sentiment. These developments prompted the International Monetary Fund (IMF) to maintain the forecast global economic growth of 3.2% for 2024, with advanced economies growing at 1.8% and emerging market and developing economies at 4.2%.

Although international oil prices and global demand and supply dynamics are significant factors affecting our business and financial condition, Colombia’s local economic factors have also influenced, and will continue to affect our performance, given that we conduct most of our business in Colombia.

The Colombian economy, as measured by real GDP, grew at a rate of 1.7% in 2024, one of the lowest in the region, but exhibiting a much faster economy as compared to the 0.6% growth rate in 2023. In 2024, GDP growth rate was mainly driven by (i) a small increase in private consumption, which expanded at a rate of 1.6%, and (ii) a decrease in the unemployment rate to 9.1%, which was 0.89 percentage points lower compared to 2023 and positively impacted by a growth of investment into the country. Investment spending also contributed favorable to GDP, with an increase in gross capital formation in annual terms of 3.0% in 2024. In contrast, the external sector contributed negatively to GDP growth, with imports increasing by 4.2% and exports growing by 2.0%, resulting in an increase in the current account deficit.

Under current Colombian regulations, depending on the price of fuels in the international markets, participants in the Colombian fuel market either contribute to or receive payments from the Fuel Price Stabilization Fund (“FEPC” for its acronym in Spanish), a fund managed by the MHCP to attenuate, in the domestic market, the impact of fluctuations of fuel prices in international markets. Moreover, the decrease in the difference between gasoline and diesel parity prices with those of domestic prices due to factors such as Brent price, gasoline and diesel cracks and the exchange rate, has resulted in a decrease in the amounts owed by FEPC to Ecopetrol. See “Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC)”. On March 22, 2024, the Annual Shareholders’ Meeting announced a dividend per share of COP 312. The dividend amount declared by the Company for the Government of Colombia (the “Government”) as majority shareholder was COP 11.35 trillion. This dividend was offset against the 2024 FEPC receivables from the Government. As of December 31, 2024, the cumulative balance of the FEPC account receivable was COP 7.6 trillion, accrued in 2024, to be paid in 2025.

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

“Energy That Transforms” is designed to position the Ecopetrol Group as an integrated energy group, leader in Latin America in energy diversification, that participates in all segments of the hydrocarbon chain (upstream, midstream, downstream and commercialization) as well as energy infrastructure, with the ambition to diversify into low-emission businesses that allow us to continue reducing our carbon footprint and achieve a 55% reduction in methane emissions by 2030, a net-zero carbon emissions (scopes 1 and 2) and a 50% reduction in total emissions (scopes 1, 2 and 3) by 2050. This strategy comprises four strategic pillars: (i) Grow with the Energy Transition, (ii) Generate Value through Technology, Environmental, Social and Governance (“TESG”), (iii) Cutting-edge Knowledge, and (iv) Competitive Returns. The strategy is based on a short-term Brent price of USD 75/Bl and a long-term oil price of USD 55/Bl.

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

The replacement of the strategic objective of “energy efficiency” has impacted the “Generate Value through TESG” and “Grow with the Energy Transition” pillars of the Company. All other elements of the 2040 Strategy which were announced to the market in February 2022 remain unchanged. The long-term strategy reaffirms our commitment to a just and equitable energy transition, emphasizing portfolio diversification while preserving the integrity and value of our traditional business. Additionally, our focus remains on strict capital discipline to ensure profitable and sustainable growth in our business lines and the creation of value for all our stakeholders.

Although the Company has not yet updated its operating and financial reporting model to the 2040 Strategy, some progress made in relation to the 2040 Strategy includes (i) changes in the management structure of the upstream subsegment, which belongs to the exploration and production segment (see Ecopetrol S.A.’s Production Activities in Colombia), (ii) statutory reforms to include guiding principles of the 2040 Strategy, (iii) new business line committees and a strategic committee aligned to the 2040 Strategy (see – Section 7 – Corporate Governance).

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

On average, we expect to invest between COP 20 and COP 30 trillion annually by 2040. In production, investment is expected to be focused on enhanced recovery technologies, Caribbean offshore gas developments, and protecting the base production curve by improving the natural decline of production fields. In line with international best practices, the valuation for these projects includes greenhouse gas emissions cost under the CO2 shadow price methodology, with a price curve that begins at 40 USD/tCO2e today and reaches 50 USD/tCO2e by 2030.

In the upstream segment, we expect to maintain our production between 700 and 750 thousand barrels of oil equivalent per day (“mboed”) through 2040. For gas, production is expected to increase, along with new commercialization options, with the long-term expectation of business to grow its stake in relative EBITDA generation.

In the midstream segment, the long-term objectives include capturing over 90% share of the Colombian hydrocarbon transport market, among others.

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

The diversification towards low-emission businesses in the long term contemplates a gradual incursion into emerging businesses that seek to mitigate the effects of climate change, such as the production of low-carbon hydrogen as an energy carrier, Carbon Capture, Utilization, and Storage (“CCUS”), and Natural Climate Solutions (NCS). The value proposition includes diversifying into low-emission businesses, for which more than USD 183 million are expected to be invested over the next three years, in green hydrogen projects, CCUS and in renewables incorporation.

ISA, a leader in the electric power transmission business, responds competitively to the challenges of decarbonization and diversification, meeting new demands in the context of the energy transition.

In the electric power transmission and road concessions segment, the aim is to continue the growth trajectory in both new and existing geographies, leveraging ISA’s strategic leadership position in the power transmission business in Latin America.

On March 13, 2025, ISA launched its 2040 Strategy “Energy that brings life to the transition” intending to establish itself as a leading energy transmission company on the continent, with investments in new electric energy businesses. In this new strategic cycle, the goal is to maintain the relevance of the transmission business and seize opportunities in new businesses derived from the energy transition, complementing the core business.

For this new strategic cycle, the focus will be on: consolidating the core business, and accelerating new energy businesses (i.e. energy solutions, and storage). Additionally, the strategy includes expanding into new locations, making a positive contribution to communities and nature, and growing selectively and strategically in the roads business. By 2040, ISA intends to have invested between USD 28 billion and USD 33 billion across the continent, focusing on: (i) consolidating electric energy transmission in Latin America (67%), (ii) deploying/accelerating new electric energy businesses (23%), (iii) growing selectively/strategically in the toll roads business (10%), (iv) expanding into new geographies, (v) doubling 2024 EBITDA COP 0.7 trillion, (vi) actively managing its portfolio of toll roads and concessions transmission lines, and (vii) positively contributing to the development of talent, communities, and nature.

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

Environmentally, the long-term TESG targets include the achievement of: (i) 45% and 55% reduction in methane emissions by 2025 and 2030 in the upstream business, respectively (however, Ecopetrol intends to reach zero methane emissions under the Oil and Gas Climate Initiative (OGCI), (ii) net-zero emissions of CO2 equivalent by 2050 (scopes 1 and 2) in all our operations, (iii) zero routine gas flaring by 2030 in the upstream business, (iv) zero treated produced and wastewater discharges by 2045 along with an expected reduction of 58% to 66% in the intake of fresh water for operations, (v) the addition of a portfolio of Natural Climate Solutions (NCS) that help reduce 2-4 metric tons of carbon dioxide equivalent (MtCO2e) by 2030.

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

The fourth pillar ensures continuity of our strict capital discipline, the efficient use of resources, and the protection of cash, all of which have been leveraging the Ecopetrol Group’s strategy since 2015. The long-term aspiration includes, among others, maintaining the ordinary dividend policy at between 40% and 60%, in line with operating results. The long-term strategy will allow transfers to the Nation between COP 13-20 trillion annually on average, through royalties, taxes, and dividends and is expected to enable a sustainable capital structure with a gross debt to EBITDA ratio below 2.5 times.

2.1.2	2025 Investment Plan

On November 29, 2024, we announced that the Board of Directors approved the 2025 investment plan (the “2025 Investment Plan”) which contemplates a budget of between COP 24 trillion pesos (USD 5.9 billion) and COP 28 trillion pesos (USD 6.9 billion). The 2025 Investment Plan is aligned with the group’s commitment to energy security and the country’s energy transition. The 2025 Investment Plan assumes, among others, a USD 73 /Bl Brent price, an exchange rate of COP 4,100 per USD 1.00 and assumes the collection of the accounts receivable from the FEPC for 2024. The 2025 Investment Plan increases investment levels compared to 2024, under capital discipline criteria and is expected to have the following implications:

The upstream business is expected to invest approximately COP 17.2 trillion pesos (approximately USD 4.0 billion) (equivalent to 52% of the 2025 Investment Plan for crude oil-related investments and 12% for gas-related investments). The upper range of the target is adjusted to 740,000 and 750,000 barrels of oil equivalent per day for 2025 (78% crude, 17% gas, and 5% white products), seeking to implement recovery technologies that optimize the use of available resources and maintain production levels. Crude oil production in Colombia is expected to grow, compensating the natural decline of gas fields. In 2025, the Company plans to drill between 455 and 465 development wells, of which 79% are expected to be executed in Colombia and the remaining 21% in the United States. In terms of exploration, the Company expects to drill 10 wells mainly in the Llanos area and Caribbean offshore of Colombia. Gas investments are estimated between COP 3.1 and COP 3.3 trillion pesos (approximately 750 and 800 million dollars), mainly in the Piedemonte Llanero and Offshore, to develop the gas of the Caribbean offshore, contributing to a production of approximately 123,000 barrels of oil equivalent per day (which represents approximately 700 million cubic feet of natural gas), of which 85% are forecasted to be part of the gas supply for the country.

Investments in the transportation segment are expected to reach approximately COP 1.5 trillion pesos (approximately USD 350 million), corresponding to 5% of the 2025 Investment Plan, mainly focused on integrity and reliability projects concerning the infrastructure developed by Cenit Transporte y Logística de Hidrocarburos S.A.S., Oleoducto Central S.A., Oleoducto de Colombia S.A., and Oleoducto de los Llanos S.A. Transported volumes are expected to reach between 1,130,000 and 1,170,000 barrels per day, in line with the country’s production expectations and refined products demand. Investments in the refining segment are expected to reach approximately COP 1.6 trillion pesos (approximately USD 400 million), corresponding to 6% of the total investment budget for 2025, and are expected to be focused on ensuring the reliability, availability, and sustainability of the operation of the Barrancabermeja and Cartagena refineries, as well as developing programs that would reduce product imports, improve quality of fuels, and advancing sustainable fuel (SAF) projects. The joint load of both refineries is expected to be between 415,000 and 420,000 barrels per day.

Interconexión Eléctrica S.A E.S.P. (ISA), a subsidiary of Ecopetrol S.A., is expected to invest between COP 5.7 and COP 6.5 trillion pesos (approximately 1.4 and 1.6 billion dollars) in 2025 (equivalent to approximately 21% of the 2025 Investment Plan), of which approximately 90% is expected to be allocated to the electric transmission business. These investments seek to increase the electric power grid to achieve approximately 50,400 km in operation by 2025, maintaining the Company as the energy transmission leader in the region.

In order to advance in the energy transition goals while simultaneously decarbonizing the hydrocarbon operations, the 2025 Investment Plan intends to allocate an amount between COP 9.4 trillion pesos (approximately USD 2.3 billion) and COP 11.4 trillion pesos (approximately USD 2.8 billion), which include investments in electric power transmission and roads, gas investments, and renewable energy projects, among others. We continue to review growth opportunities in all business lines and depending on the results of this process, the Company may allocate additional investment resources towards energy transition in 2025.

Moreover, in 2025, the Company expects to achieve an additional energy optimization of 2.6 Peta Joules (PJ) reaching an accumulated energy saving of around 21 PJ between 2018 and 2025, accelerating the completion of the goal of 25 PJ optimization by 2030. Additionally, the goal of 900 MW by 2025 is projected to be accomplished in line with the corporate strategy. As part of the Company’s energy transition efforts, the 2025 Investment Plan forecasts an additional reduction of about 300,000 tons of CO2 equivalent emissions by 2025, contributing to the achievement of the total emissions reduction target by 2030.

In line with our goal of generating value through TESG, the 2025 Investment Plan allocates COP 2.3 trillion pesos (USD 555 million) towards this objective. The financial plan for 2025 aims to ensure competitive returns in a scenario of Brent prices averaging USD 73/barrel, generating an EBITDA margin at levels close to 39%.

The plan incorporates efficiency targets for 2025, exceeding 4 trillion pesos, aiming to capture savings in operational management and investment projects, to achieve improvements on indicators such as lifting cost, total refining cost, and cost per barrel transported. We expect our Return on Average Capital Employed (ROACE) to remain at competitive levels. Considering the above, the financing of the 2025 Investment Plan for Ecopetrol S.A. is expected to be carried out with operational resources and forecasts transfers to the Nation (including dividends, royalties, and taxes) of approximately 35 trillion pesos (approximately USD 8.4 billion). The table below sets forth the details of the investment plan per business segment:

Table 2 – 2025 Investment Plan

Business Segment	% Percentage(1)
Exploration	6%
Production	59%
Downstream	6%
Midstream	5%
Electric Power Transmission and Toll Roads	21%
Other	3%
TOTAL	100%
(1)	Percentage over the upper range.

3.	Business Overview
3.1	Our History

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

In 2018, we made progress in the internationalization of offshore exploration by entering the Brazilian pre-salt oil region, one of the areas with the greatest potential for oil reserves in the world, working together with top-tier companies such as British Petroleum, China National Petroleum, China National Offshore Oil Corporation (“CNOOC”), Shell and Chevron. Additionally, we reached a milestone in our plan to transition into renewable energies with the award of a contract for the construction of the first solar farm in Meta, with an installed capacity of more than 20 MW to supply part of the energy demanded by the Castilla field.

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

On October 1, 2024, the Company concluded the liquidation process of Ecopetrol Energía S.A.S. E.S.P.

3.2	Our Corporate Structure

We are currently organized into three corporate business lines: (A) hydrocarbons, which includes four operational divisions: (i) exploration and production, (ii) transportation and logistics, (iii) refining, petrochemicals and biofuels, and (iv) sales and marketing; (B) energies for the transition; and (C) energy transmission and toll roads. This organization seeks to maintain the competitiveness of the Hydrocarbons business, the development and scaling of the businesses in the Energies for the Transition portfolio, and the growth of the Transmission and Toll Roads line. However, as discussed above in Our Corporate Strategy—2025 Investment Plan, given the transformation of our Company with the ISA acquisition and in line with our 2040 Strategy, in 2022, we started a process to align our current segments more closely to the vision of the 2040 Strategy for the Ecopetrol Group and such process is expected to continue throughout 2025.

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

Our subsidiaries, Refinería de Cartagena S.A.S. (“Reficar” or “Cartagena Refinery”), Cenit, ISA, Ecopetrol Trading Asia Pte Ltd. (“Ecopetrol Trading Asia”), Ecopetrol US Trading LLC, Esenttia S.A., Ecopetrol Permian LLC (“Permian”), and Ocensa are significant subsidiaries, as such term is defined under SEC Regulation S-X.

We have several directly and indirectly held subsidiaries both in Colombia and abroad. As of December 31, 2024, we have 12 directly owned and 76 indirectly owned subsidiaries.

In 2024, the Ecopetrol Group’s corporate structure changed as follows:

●	The Shareholders’ Meeting of Ecopetrol Energia S.A.S E.S.P., with the favorable and affirmative vote of 100% of its subscribed shares, authorized its liquidator, Mr. Christian Schneider Jaramillo, to carry out all the necessary steps for the due liquidation of this company whose purpose was the commercialization of energy, which culminated with the cancellation of its commercial registration the first days of October 2024. The liquidation of this entity was because Ecopetrol S.A. is currently the parent company of an electric power transmission company, and current regulations restrict the same group from simultaneously carrying out commercialization and transmission activities.
●	On July 22, 2024, a share purchase agreement was executed among Oleoducto Central S.A. (“Ocensa”), as purchaser, and Talisman Colombia Holdco Limited, as seller, by means of which Ocensa acquired 100% of the shares of C.I. Repsol Ductos Colombia S.A.S., which is now known as Ocensa Ductos S.A.S. (“Ocensa Ductos”). Ocensa Ductos holds a 7.14% equity interest in Oleoducto de Colombia S.A. (“ODC”), a subsidiary of Ecopetrol. Following the closing of the transaction, Ocensa Ductos became a fully-owned subsidiary of Ocensa.
●	On December 16, 2024, the respective General Shareholders’ Meetings of both Ocensa and Ocensa Ductos approved the merger of Ocensa Ductos S.A.S. and Ocensa, with Ocensa resulting the surviving entity. The completion of this merger is subject to the authorization of the Superintendence of Companies (Superintendencia de Sociedades). Once the merger is completed, Ocensa will become a direct shareholder of ODC, holding a 7.14% equity interest in the company.

The table below sets forth our corporate structure as of December 31, 2024:

Graph 2 – Ecopetrol’s Corporate Structure

The stock ownership percentage listed next to each entity refers to Ecopetrol S.A.’s direct and indirect participation therein as of December 31, 2024. Such data presents a summary of Ecopetrol S.A.’s corporate structure and does not include information about every entity directly or indirectly owned by the Company, and participation information has been rounded to the nearest integer; as such, it should not be relied upon and should be used solely for information purposes.

Exhibit 8.1 to this annual report identifies our principal operating subsidiaries, their respective countries of incorporation, and our percentage ownership in each (both directly and indirectly through other subsidiaries).

3.3	Recent Developments

Refineria of Cartagena

On January 16, 2025, Refinería de Cartagena S.A.S. was notified of the decision issued by the Court of the Southern District of New York, by which it denied the request presented by Chicago Bridge & Iron Company N.V., CB&I UK Limited to vacate the arbitration award dated June 2, 2023 in relation to the EPC Contract (Engineering, Procurement, and Construction Contract) executed between Reficar and CB&I for the expansion and modernization of the refinery located in the city of Cartagena, accordingly resolving the disputes between Reficar and Chicago Bridge & Iron Company N.V., CB&I UK Limited and CBI Colombiana S.A. (collectively “CB&I”). Consequently, the arbitration award in question was confirmed in its entirety. For more information, see section Risk Review—Legal Proceedings and Related Matters—Reficar Investigations.

Management

On January 15, 2025, we announced the following senior management changes:

1.

Walter Fabián Canova, who had served as Vice President of Refining and Industrial Processes, performed his duties until January 15, 2025 and terminated his employment contract by mutual agreement after working at the Company for more than seven years.

2.	Felipe Trujillo López, current Vice President of Commercial and Marketing, serves as Vice President of Refining and Industrial Processes until a permanent appointment is made.
3.	Julio César Herrera serves as Vice President of Commercial and Marketing in charge and until a permanent appointment is made.

On January 31, 2025, we announced the following senior management changes:

1.	María Cristina Toro Restrepo was confirmed as Corporate Legal Vice President and General Secretary. This Vice Presidency reports directly to the President.
2.	Rafael Ernesto Guzmán Ayala was appointed Executive Vice President of Hydrocarbons. He will continue to report directly to the President.

On April 23, 2025, we announced the following senior management changes:

1.	Diana Marcela Jimenez Rodriguez was confirmed as Director of Institutional Relations and Communication.
2.	Julian Fernando Lemos Valero was confirmed as Corporate Vice President of Strategy and Business Development.
3.	Julio Herrera was confirmed as Vice President of Commercial and Marketing.

See Corporate Governance – Management.

Temporal reduction in the conversion cost of Ecopetrol´s ADR

On January 15, 2025, Ecopetrol reached an agreement with JPMorgan Chase Bank N.A., the depositary bank of its American Depositary Receipts (ADR) program, to reduce 50% of the conversion cost for the purchase and sale of ADRs in the United States. The measure is temporary and is expected to be effective until July 10, 2025.

Ecopetrol & Occidental Petroleum Corp. Joint Venture extension agreement

On February 3, 2025, Ecopetrol Permian LLC and Occidental Petroleum Corp (“Oxy”) reached an agreement to extend the development plan of Rodeo Midland Basin LLC, located in the Permian Basin in Texas, under the joint-venture established in July 2019.

Ecopetrol & Repsol transaction completion to acquire 45% of its participation in Block CPO-09

Ecopetrol S.A. successfully completed the transaction with Repsol Colombia Oil & Gas Limited to acquire the remaining 45% of its participation in the CPO-09 Block, making it the holder of 100% of the participation interest in the block, a strategic asset in the Piedemonte Llanero.

Agreement for Launching the Market Maker program for its Shares on the Colombian Stock Exchange

On March 3, 2025, Ecopetrol S.A. announced it implemented a market maker program for Ecopetrol’s shares listed on the Colombian Stock Exchange, for a 12-month period with Valores Bancolombia S.A. Comisionista de Bolsa and Andes Investment Group Inc., a subsidiary of the Chilean group Larraín Vial and an affiliate of the local Larraín Vial broker-dealer, each entity operating under applicable regulation and in compliance with Colombian markets’ regulation. On March 14, 2025, Ecopetrol S.A. announced it had completed the necessary procedures for the implementation of market maker program for its common stock, with Andes Investment Group Inc., and Valores Bancolombia S.A. Comisionista de Bolsa. The market maker program began on March 3, 2025, through Andes Investment Group Inc., while through Valores Bancolombia S.A. Comisionista de Bolsa, the program began on Friday, March 14, with the authorization from the Colombian Stock Exchange.

Election of the statutory auditor for the 2025–2029 period

On March 28, 2025, Ecopetrol S.A. shareholders approved to appoint the firm Deloitte & Touche S.A.S., as the statutory auditor of Ecopetrol S.A. for fiscal years 2025-2028. The agreement with Deloitte & Touche S.A.S. was executed in April 2025, while the statutory audit and external audit agreement executed with the firm ERNST & YOUNG AUDIT S.A.S., ending on May 27, 2025.

Ecopetrol signed an agreement to build the Jemeiwaa Ka’I wind cluster in La Guajira

On April 14, 2025, Ecopetrol S.A. signed an investment framework agreement with AES Colombia & CIA SCA E.S.P. to build 49% of the Jemeiwaa Ka’I wind cluster located in La Guajira, subject to the fulfillment of condition precedents and other legal requirements. Jemeiwaa Ka’I comprises a portfolio of wind projects located in the upper and middle Guajira, in the municipality of Uribia, with an approximate capacity of 1,087 MW, along with a 35 km transmission line.

3.4	Our Business

We are the largest company in Colombia and one of the main integrated energy companies in the American continent. We are responsible for more than 60% of the hydrocarbon production, of most transportation, logistics, and hydrocarbon refining systems, and hold leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the Company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico (aka Gulf of America)), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. The Nation currently owns 88.49% of our voting capital stock. We are among the world’s largest public companies, ranking 316 on the Forbes 2024 Global 2000 Ranking, and the largest Colombian company in this ranking.

3.5Exploration and Production

Our exploration and production business segment includes exploration, development, and production activities in Colombia and abroad. We began local exploration in 1955 and international exploration in 2006. Exploration and production activities are conducted directly by Ecopetrol S.A., and through some of our subsidiaries, as well as through joint ventures with third parties. As of December 31, 2024, we were the largest operator and producer of crude oil and natural gas in Colombia, maintaining the largest exploration acreage position in Colombia.

Unless otherwise stated, all figures are given before deducting royalties.

3.5.1	Exploration Activities

In 2024, our exploration strategy was focused on three working fronts: Colombian onshore, Colombian Caribbean offshore, and overseas. By year-end, the Ecopetrol Group was a party to 86 contracts for exploratory activities, with 49 of those contracts being for Colombia, and 37 of those contracts for outside of Colombia, distributed as follows:

●	Exploratory Activities in Colombia:
o	Ecopetrol is a party to (i) 22 E&P contracts in exploratory stage, (ii) three E&P Agreement in exploratory stage, (iii) three technical evaluation agreements (TEAs), (iv) one risk sharing agreement, (v) two association contracts.
o	Hocol S.A. (“Hocol”), is a party to (i) 16 E&P contracts in exploratory stage, and (ii) two E&P Agreements in exploratory stage.
●	Exploratory Activities outside of Colombia:
o	One production sharing contract (PSC) in Mexico;
o	24 royalty tax agreements for Ecopetrol America LLC, and
o	One production sharing (PSC) and 11 concessions (four in 2024 (S-M-1717, S-M-1707, S-M-1719, and S-M-1715) for Ecopetrol Óleo e Gás do Brasil Ltda.

Our Business Plan aims at incorporating resources in high reward projects concentrated in: (i) onshore basins in Colombia (both foothills and foreland in Llanos basin, Middle and Upper Magdalena Valley, Putumayo and gas in Guajira, Sinú-San Jacinto and Lower Magdalena Valley), (ii) offshore Colombia (appraise and evaluate existing gas discoveries as well as identify new hydrocarbons accumulations), and (iii) international areas such as Gulf of Mexico (aka Gulf of America) and offshore Brazil in pre-salt and post-salt Santos and Campos basins.

Graph 3 – Sedimentary Basins where Ecopetrol Executes Exploration Activities

3.5.1.1	Exploration Activities in Colombia

In 2024, Ecopetrol S.A. and its subsidiaries drilled 15 exploration and appraisal wells in Colombia, out of which ten were exploratory (A3/A2) and five were appraisal (A1) wells. As of December 31, 2024, six wells were successful, six were dry, and three remained under technical evaluation. This drilling activity was concentrated in basins of interest around Colombia, including the Caribbean offshore, Llanos, the Lower, Middle and Upper Magdalena Valley.

The six successful wells drilled by Ecopetrol S.A. and its partners in Colombia during 2024 were located in the following regions: Toritos Norte-1,Toritos-2, Toritos Sur-1, Bisbita Este-1 and Guamal Profundo-1 in Llanos basin, and Sirius-2 in the Caribe Offshore.

In 2024, Ecopetrol and other partners executed the following agreements for exploration activities:

●	In April, a business collaboration agreement (BCA) was signed with Parex Resources (Colombia) AG (“Parex”) with the objective to develop exploratory activities in the Siriri region of the Piedemonte basin.
●	In June, Ecopetrol and Parex signed an amendment to LLA-121, LLA 16-1 and LLA 4-1 E&P agreements to make exploratory gas activities in Piedemonte, with a 50% participation by Ecopetrol and 50% participation by Parex in each agreement.
●	In July, Río Magdalena E&P agreement for an exploratory stage in Medium Magdalena Valley basin was executed. Ecopetrol holds 100% of the participation in this agreement.
●	In September, the Magangué E&P agreement for an exploratory stage in the Lower Magdalena Valley basin was assigned from Ecopetrol to Hocol.
●	In November, an agreement with Parex was executed to develop exploratory activities in the Farallones region of the Llano’s basin, which is in process of formalization with the ANH.

On February 5, 2025, Ecopetrol S.A. successfully completed the transaction with Repsol Colombia Oil & Gas Limited to acquire the remaining 45% of its participation in the CPO-09 Block, making it the holder of 100% of the participation interest in the block, a strategic asset in the Piedemonte Llanero.

The following table sets forth, for the periods indicated, the number of gross and net productive, dry, and under evaluation exploratory wells drilled by Ecopetrol S.A., Hocol and by our joint venture partners, and the exploratory wells drilled by third parties pursuant to sole risk contracts with us.

Table 3 – Exploratory Drilling in Colombia

	For the year ended December 31,
	2024	2023	2022

	(Number of wells)
COLOMBIA
Ecopetrol S.A.
Gross exploratory wells
Owned and operated by Ecopetrol
Productive	—	—	1.00
Dry(1)	—	3.00	1.00
Under Evaluation(2)	—	2.00	1.00
Total	—	5.00	3.00
Operated by a partner in Joint Venture
Productive	1.00	1.00	3.00
Dry(1)	2.00	—	2.00
Under Evaluation(2)(4)	1.00	2.00	1.00
Total	4.00	3.00	6.00
Operated by Ecopetrol in Joint Venture
Productive	1.00	2.00	1.00
Dry(1)	1.00	1.00	—
Under Evaluation(2)	—	1.00	1.00
Total	2.00	4.00	2.00
Net Exploratory Wells(3)
Productive	1.11	1.60	3.10
Dry(1)	1.21	3.48	2.00
Under Evaluation(2)(4)	0.65	3.55	1.75
Total	2.97	8.63	6.85
Sole Risk
Productive	—	—	1.00
Dry(1)	—	2.00	3.00
Under Evaluation(2)	—	1.00	2.00
Total	—	3.00	6.00
Hocol
Gross Exploratory Wells
Productive	4.00	5.00	2.00
Dry(1)	3.00	3.00	6.00
Under Evaluation(2)	2.00	3.00	3.00
Total	9.00	11.00	11.00
Net Exploratory Wells(3)
Productive	2.00	2.50	2.00
Dry(1)	2.50	1.50	5.50
Under Evaluation(2)	1.00	2.00	2.50
Total	5.50	6.00	10.00
(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)

An “under evaluation” well is an exploratory well where there is not yet enough information to determine its result as successful or dry. This classification is maintained until additional well-testing operations are carried out to determine the hydrocarbon production capacity or some petrophysical parameter of the rocks or fluids in the reservoir.

(3)	Net exploratory wells were calculated according to our percentage of ownership in these wells.
(4)	Caripeto-1 well was classified as “under evaluation”. However, as of January 2025, it has been declared successful well drilling, confirming hydrocarbon presence.

Seismic

In Colombia, during 2024, Ecopetrol acquired 193.4 km2 of seismic information through the Yacopí 3D program, and the completion of 2.7 km2 through the Cesar 3D program, while Hocol acquired 352.9 km2 3D of seismic information in Llanos 86, 281 km2 in Llanos 104, and 84,53 km2 in COR 9. Additionally, Ecopetrol purchased 108.65 km of 2D seismic and 333.99 km2 of 3D seismic of the Middle Magdalena Valley; while Hocol purchased 98.9 km of 2D seismic of the Lower and Upper Magdalena Valley.

Moreover, 23,969 km2 of 3D seismic and 3,858 km of 2D seismic were reprocessed by Ecopetrol in the Middle (VMM) and Lower (VIM) Magdalena Valley, Putumayo Llanos, Piedemonte and in the Colombian Caribbean. In non-seismic methods, 18,413 km of aerogradiometry (iFTG) data were acquired and reprocessed and seismic characterization has been done through quantitative interpretation – IQ of 7,256 km2 of 3D projects and 83 km in 2D in the Middle (VMM) and Lower (VIM) Magdalena Valley, Llanos and in the Colombian Caribbean.

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

In the Santos Basin, the partnership among BP plc (“BP”), CNOOC, Ecopetrol Óleo e Gás do Brasil Ltda., in which the aforementioned partners have, respectively, a 50%, 30% and 20% ownership stake, pursued the exploration and drilling of the Pau Brasil-1 well. The Pau Brasil-1 well resulted dry with hydrocarbon shows.

Regarding the Gato do Mato project in Brazil, operated by Shell and associated with Total Energies, the project has made steady progress. In 2025 Ecopetrol Óleo e Gás do Brasil Ltda, a subsidiary of the Ecopetrol Group S.A., has already approved the Final Investment Decision (FID). The project completed the basic engineering “Front End Engineering Design” (FEED) for the subsea and floating production facilities, with the expectation of incorporating the first volumes of 1P reserves during 2025.

The following table sets forth information on our international exploratory drilling for the periods indicated.

Table 4 – Exploratory Drilling Outside Colombia

	For the year ended December 31,
	2024	2023	2022

	(Number of wells)
UNITED STATES
Ecopetrol America LLC
Gross Exploratory Wells
Productive	—	—	—
Dry(1)	—	—	1.00
Under Evaluation(2)	—	—	—
Total	—	—	1.00
Net Exploratory Wells(3)
Productive	—	—	—
Dry(1)	—	—	0.25
Under Evaluation(2)	—	—	—
Total	—	—	0.25
BRAZIL
Ecopetrol Óleo e Gás do Brasil Ltda.
Gross Exploratory Wells
Productive(5)	—	—	—
Dry(1)	1.00	—	—
Under Evaluation(2)	—	—	—
Total	1.00	—	—
Net Exploratory Wells(3)(4)
Productive	—	—	—
Dry(1)	0.20	—	—
Under Evaluation(2)	—	—	—
Total	0.20	—	—
(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
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

Seismic

During 2024, Ecopetrol Óleo e Gás do Brasil Ltda, aligned with its commitment to the National Petroleum Agency (ANP, for its acronym in Portuguese), completed the high-quality multi-client 3D seismic campaign, acquiring 2,173 km2 of 3D seismic data this year, for a total of 10,816 km2 of 3D seismic data located in the southern Santos basin. This dataset will be used to evaluate the exploratory potential of the area and mature existing opportunities within the portfolio.

3.5.2	Production Activities

In 2024, our consolidated average production was 745.8 thousand barrels of oil equivalent per day (“mboed”), showing an increase of 9.2 mboed as compared to 2023, primarily due to the following factors: (i) incremental production from Permian, (ii) an increase in production of 7.6 thousand barrels of oil per day (“mboed”) as compared to 2023 due to a better performance in production and increased capacity in water facilities in Caño Sur Field; and (iii) better performance in basic production in fields located in Llanos and Central regions. The above was partially offset by: (i) environmental impacts mainly of the fields located in Llanos, Putumayo and Arauca (6.4 mboed decrease in 2024 compared to 6.7 mboed decrease in 2023); (ii) Hurricane season in Gulf of Mexico (aka Gulf of America) that affected Ecopetrol America LLC, and (iii) a decrease in gas sales.

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 5 – Ecopetrol Group’s Oil and Gas Production

	For the year ended December 31,
	2024			2023			2022
	Oil	Gas(1)	Total	Oil	Gas(1)	Total	Oil	Gas(1)	Total

	(mboed)
Total gross production in Colombia(2)(5)	509.4	135.1	644.5	515.7	147.6	663.3	509.9	152.5	662.4
Total international gross production(3)	60.4	40.9	101.3	44.5	28.8	73.3	31.9	15.2	47.1
Total gross production of Ecopetrol Group	569.8	176.0	745.8	560.2	176.4	736.6	541.8	167.7	709.5

Total production of Ecopetrol Group for presentation of reserves(4)	531.6	152.6	684.2	521.1	156.9	678.0	502.1	155.2	657.3
(1)	Conversion between million cubic feet per day (mcfpd) and boepd is performed at 5,700 mcfpd to 1 boepd. Includes natural gas and natural gas liquids.
(2)	Total production in Colombia corresponds to Ecopetrol S.A. and Hocol. Includes royalties.
(3)	Total International production corresponds to Ecopetrol Permian LLC and Ecopetrol America LLC. Includes royalties.
(4)

For the Company’s presentation of reserves, the Company deducts from its total gross production the 100% of crude royalties from Ecopetrol Group companies and gas royalties from non-Colombian Ecopetrol Group companies, Ecopetrol Permian LLC (United States) and Ecopetrol America LLC (United States). Gas royalties derived from Colombian production are not deducted because according to local regulation the Company is entitled to such gas royalties. Also includes self-consumption, which is only comprised of natural gas self-consumption and is immaterial. Oil production include natural gas liquids (“NGL”) and oil self-consumption, which is immaterial.

(5)

The total gross production in Colombia, includes the production of 50% of Arauca field (0.5 mboed). In December 2024, Ecopetrol S.A. and Parex filed a request to transfer Ecopetrol’s 50% stake in the agreement for the Arauca field to Parex, as a result of the business collaboration agreement (BCA) executed between Ecopetrol S.A. and Parex.

3.5.2.1	Production Activities in Colombia
3.5.2.1.1	Ecopetrol S.A.’s Production Activities in Colombia

For the year ended December 31, 2024, Ecopetrol S.A. was the largest participant in the Colombian hydrocarbons industry, accounting for approximately 63.6% of crude oil production and 59.9% of natural gas production (calculations based on information from the Ministry of Mines and Energy (Ministerio de Minas y Energía or “MME” for its acronym in Spanish). In 2024, Ecopetrol S.A. drilled and completed 326 development wells, mainly in the Andina Oriente region and some through associated operation with partners (209 through direct operations and 117 through associated companies).

Up until February 16, 2025, Ecopetrol S.A. managed its production operations taking into account the regional location of the operation and whether the operation was carried out in association with partners (“associated operations”). Such organization comprised a total of 158 oil and gas fields with active production in 2024 divided into four regions: (i) Central Region, (ii) Orinoquía Region, (iii) Andina Oriente Region, and (iv) Piedemonte Region. Additionally, we operate 69 fields with active production through associated operations with different partners.

On February 16, 2025, the upstream segment changed its management structure from one defined by regions to one defined by defined by products or asset groups (i.e. oil and gas). This change seeks to strategically redirect the segment to comply with the 2040 Strategy. The map below shows the locations of Ecopetrol S.A.’s operations by region until February 16, 2025.

Graph 4 – Ecopetrol S.A. Operations in Colombia

Note: Associated operations are conducted through a countrywide vice-presidency of subsidiaries and assets with partners.

The map below shows the locations of Ecopetrol S.A.’s operations by product, adopted on February 16, 2025.

Graph 5 – Ecopetrol S.A. Operations in Colombia

Note: Associated operation is conducted through a countrywide management of assets with partners.

Crude Oil Production

The average daily production of crude oil in Colombia by Ecopetrol S.A. (excluding its subsidiaries), was 491.4 mbd in 2024, 7.3 mbd lower than in 2023, which represents a year-to-year decrease of 1.5%.

The following chart summarizes Ecopetrol S.A.’s average daily crude oil production in Colombia by region, prior to deducting royalties, for the periods indicated.

Table 6 – Ecopetrol S.A.’s Average Daily Crude Oil Production in Colombia by Region

	For the year ended December 31,
	2024	2023	2022

	(Thousand bpd)
Central Region
La Cira – Infantas	15.10	16.35	17.31
Casabe	11.62	12.47	12.67
Yarigui	14.28	15.53	16.81
Nare	14.45	14.79	15.66
Other	15.35	15.98	16.35
Total Central Region	70.80	75.12	78.80
Orinoquía Region
Castilla	98.64	100.69	102.77
Chichimene	57.72	59.03	62.62
CPO-09	12.68	11.46	8.95
Apiay	6.07	5.04	4.70
Other	6.00	6.63	7.07
Total Orinoquía Region	181.11	182.85	186.11
Piedemonte Region
Floreña	16.53	16.45	20.02
Cupiagua	3.75	3.73	5.05
Cusiana	0.70	0.86	1.10
Recetor	1.54	2.09	2.37
Gibraltar(1)	0.59	0.63	0.74
Total Piedemonte Region	23.11	23.76	29.28
Andina Oriente Region
Rubiales	97.98	103.29	101.58
Caño Sur	39.54	31.91	7.66
San Francisco	3.12	3.43	3.54
Huila Area	4.03	4.19	4.09
Tello	3.93	4.28	4.38
Other	8.94	8.60	8.52
Total Andina Oriente Region	157.54	155.70	129.77
Associated Operations
Quifa	12.47	13.38	13.97
Caño Limon	22.44	23.90	26.10
Other	23.91	24.00	28.76
Total Associated Operations	58.82	61.28	68.83
Total average daily crude oil production Ecopetrol S.A. (Colombia)	491.38	498.71	492.79
(1)	Since 2022, Gibraltar field is included in Table 6 pursuant to the ANH’s request to consider condensate as crude oil production and not as natural gas liquids in this field.

Table 7 – Ecopetrol S.A. Production per Type of Crude

	2024	Year-on-Year	2023	Year-on-Year	2022
	(Mbd)	∆ (%)	(Mbd)	∆ (%)	(Mbd)
Light	23.9	(1.0)%	24.1	(19.5)%	29.9
Medium	115.4	(5.2)%	121.8	(8.1)%	132.6
Heavy	352.1	(0.2)%	352.8	6.8%	330.3
Total	491.4	(1.5)%	498.7	1.2%	492.8

Ecopetrol S.A.’s crude oil production in Colombia during 2024 was approximately 72% heavy crudes and 28% light and medium crudes. In 2023, approximately 71% of the crude oil production consisted of heavy crudes, and 29% of the crude oil production consisted of light and medium crudes. In 2022, approximately 67% of the crude oil production consisted of heavy crudes and 33% consisted of light and medium crudes.

Natural Gas Production

In 2024, the average daily production of natural gas by Ecopetrol S.A. (excluding its subsidiaries) reached 118.26 mboed, including natural gas liquids (NGLs), corresponding to a 3.6% decrease compared to 2023 production. This production was supplied from the following fields: Floreña (36.0%), Cupiagua (31.9%), Cusiana (14.4%), Guajira (7.2%), and the remaining 10.5% from other fields.

By the end of December 31, 2024, the Liquefied Petroleum Gas (“LPG”) plant of the Cupiagua field produced 9,455 LPG barrels per day. The plant produces LPG and other products such as natural gas liquids (NGL), and penthane (C5).

Table 8 – Ecopetrol S.A.’s Average Daily Natural Gas Production in Colombia

	For the year ended December 31,
	2024		2023		2022
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
Central Region
La Cira – Infantas	0.46	2.11	0.43	1.99	0.29	1.51
Provincia	1.17	3.67	1.00	2.73	1.00	2.29
Yarigui	0.24	1.39	0.37	2.13	0.29	1.70
Other	1.84	9.55	1.72	8.9	1.68	8.98
Total Central Region	3.71	16.72	3.52	15.75	3.26	14.48
Orinoquía Region
Apiay	0.12	—	0.14	—	0.12	—
Other	0.29	—	0.40	—	0.41	—
Total Orinoquía Region	0.41	—	0.54	—	0.53	—
Piedemonte Region
Floreña	42.58	215.49	42.10	212.04	39.53	197.18
Cupiagua	37.71	169.23	41.16	183.87	45.19	205.29
Cusiana	16.99	81.61	23.84	113.63	23.02	106.47
Gibraltar	5.70	32.48	5.68	32.41	6.46	36.81
Total Piedemonte Region	102.98	498.81	112.78	541.95	114.20	545.75
Andina Oriente Region
Huila Area	0.17	0.33	0.28	0.9	0.29	0.94
Tello	0.06	0.32	0.07	0.4	0.07	0.32
Other	0.28	1.24	0.30	1.35	0.38	1.88
Total Andina Oriente Region	0.51	1.89	0.65	2.65	0.74	3.14
Associated Operations
Guajira	8.57	48.86	9.93	56.62	12.23	69.70
Other	2.08	8.16	1.75	7.24	1.73	7.22
Total Associated Operations	10.65	57.02	11.68	63.86	13.96	76.92
Total Natural Gas Production (Colombia)	118.26	574.44	129.17	624.21	132.69	640.29

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquids. Ecopetrol S.A.’s sales of natural gas liquids represented less than 2.9 % of the Ecopetrol S.A.’s consolidated production for the periods presented in this annual report.

Projects to Increase Recovery Factor

In 2024, Ecopetrol continued to implement recovery programs to enhance the recovery factor of the fields. By year-end 2024, the fields with secondary and tertiary recovery programs contributed 41% of the Ecopetrol Group’s production.

The recovery programs increased proven reserves by 97 mmboe with an investment of approximately USD 662 million distributed among 36 recovery projects, 32 of which correspond to secondary recovery and four to tertiary recovery.

Development Wells

The following table sets forth the number of gross and net development wells drilled and completed or plugged and abandoned in Colombia, both solely by Ecopetrol S.A. and with its associates, that reached total depth for the years ended December 31, 2024, 2023 and 2022.

Table 9 – Ecopetrol S.A.’s Gross and Net Development Wells in Colombia(1)

	For the year ended December 31,
	2024		2023		2022
	Productive	Dry	Productive	Dry	Productive	Dry
	Wells	Wells	Wells	Wells	Wells	Wells
Central Region
Gross development wells owned and operated by Ecopetrol	—	1.0	1.0	1.0	43.0	—
Orinoquía Region
Gross development wells owned and operated by Ecopetrol	21.0	—	21.0	1.0	12.0	—
Andina Oriente Region
Gross development wells owned and operated by Ecopetrol	176.0	—	181.0	4.0	185.0	—
Piedemonte Region
Gross development wells owned and operated by Ecopetrol	1.0	—	2.0	-	1.0	—
Total gross development wells owned and operated in Colombia	198.0	1.0	205.0	6.0	241.0	—
Associated Operations
Gross development wells in joint ventures	128.0	2.0	131.0	—	171.0	1.0
Net development wells	67.18	0.5	79.8	—	103.96	0.55
Total gross development wells in joint ventures Ecopetrol S.A. in Colombia	128.0	2.0	131.0	—	171	1.0
Total net development wells in joint ventures Ecopetrol S.A. in Colombia(2)	67.18	0.5	79.8	—	103.96	0.55
Total gross development wells Ecopetrol S.A. in Colombia	326	3	336.0	6.0	412	1.0
Total net development wells Ecopetrol S.A. in Colombia(2)	265.18	1.5	284.8	6.0	344.96	0.55
(1)	Includes only wells that were drilled and completed or plugged and abandoned.
(2)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

The following tables set forth activities by geographical area, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion for the year ended December 31, 2024.

Table 10 – Ecopetrol S.A.’s Gross and Net In Process Wells

	For the year ended December 31, 2024
	Drilled
	but not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
COLOMBIA
Central Region
Gross in process wells owned and operated by Ecopetrol	—	—	—	—
Orinoquía Region
Gross in process wells owned and operated by Ecopetrol	2.0	1.0	1.0	—
Andina Oriente Region
Gross in process wells owned and operated by Ecopetrol	—	2.0	4.0	—
Piedemonte Region
Gross in process wells owned and operated by Ecopetrol	—	—	1.0	—
Total gross in process wells owned and operated in Colombia	2.0	3.0	6.0	0.0
Associated Operations
Gross in process wells in joint ventures	6.0	—	—	2.0
Net in process wells(1)	3.4	—	—	1.1
Total gross in process wells in joint ventures Ecopetrol S.A.	6.0	—	—	2.0
Total net in process wells in joint ventures Ecopetrol S.A.(1)	3.4	—	—	1.1
Total gross in process wells Ecopetrol S.A. in Colombia	8.0	3.0	6.0	2.0
Total net in process wells Ecopetrol S.A. in Colombia(1)	5.4	3.0	6.0	1.1
(1)

Net wells correspond to the sum of wells owned and operated by Ecopetrol plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Production Acreage

The following table sets forth Ecopetrol S.A.’s developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2024.

Table 11 – Ecopetrol SA.’s Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production in Colombia

	For the year ended December 31, 2024
	Developed		Undeveloped
	Gross	Net (Acres)	Gross	Net (Acres)

Ecopetrol S.A.	429,536	371,616	3,945,532	2,993,850

Gross and Net Productive Wells

The following table sets forth Ecopetrol S.A.’s total gross and net productive wells by region for the year ended December 31, 2024.

Table 12 – Ecopetrol S.A.’s Gross and Net Productive Wells by Region(1)(2)

	For the year ended December 31, 2024
	Crude Oil(3)		Natural Gas(4)
	Gross	Net(5)	Gross	Net(5)

	(Number of wells)
COLOMBIA
Central Region	3,404	2,877	18	17
Orinoquía Region	987	963	—	—
Andina Oriente Region	1,627	1,615	1	1
Piedemonte Region	60	60	7	7
Associated Operations	1,537	886	28	17
Total	7,615	6,401	54	42
(1)	The table reflects the productive wells that directly contribute to hydrocarbon production and therefore excludes wells used for injection, disposal, water abstraction, or other similar activities.
(2)	Includes only wells that were drilled and completed.
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

In 2024, the subsidiaries’ production in Colombia came from Hocol, with a production of 34.9 mboed, which represents 4.7% of the Ecopetrol Group’s total production.

Crude Oil Production

The following table sets forth our average daily crude oil production from Hocol, prior to deducting royalties, for the periods indicated.

Table 13 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2024	2023	2022

	(Thousand bpd)
COLOMBIA
Hocol
Joint venture operation	3.49	1.77	1.35
Direct operation	14.53	15.25	15.75
Total Hocol	18.02	17.02	17.10
Total Average Daily Crude Oil Production (Subsidiaries in Colombia)	18.02	17.02	17.10

Natural Gas Production

The following table sets forth our subsidiaries’ average daily natural gas production, prior to deducting royalties, for the periods indicated.

Table 14 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2024		2023		2022
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
COLOMBIA
Hocol
Joint venture operation	2.62	14.95	3.12	17.80	2.71	15.45
Direct operation	14.26	81.29	15.31	87.26	17.06	97.24
Total Hocol	16.88	96.24	18.43	105.06	19.77	112.69
Production Tests	—	—	—	—	—	—
Total Average Daily Gas Production (Subsidiaries in Colombia)	16.88	96.24	18.43	105.06	19.77	112.69

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.

Development Wells

The following table sets forth the number of gross and net development wells drilled and completed exclusively by our subsidiaries and in their joint ventures in Colombia for the periods indicated.

Table 15 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Development Wells(1)

	For the year ended December 31,
	2024		2023		2022
	Productive	Dry	Productive	Dry	Productive	Dry
	Wells	Wells	Wells	Wells	Wells	Wells

	(Number of wells)
Hocol
Gross development wells owned and operated by Hocol	3.0	—	14.0	1.0	18.0	1.0
Gross development wells in joint ventures	—	—	2.0	—	2.0	—
Net development wells(2)	3.0	—	15.0	1.0	19.0	1.0
Total gross development wells owned and operated in Colombia	3.0	—	14.0	1.0	18.0	1.0
Total gross development wells in joint ventures in Colombia	—	—	2.0	—	2.0	—
Total net development wells (Subsidiaries in Colombia)(2)	3.0	—	15.0	1.0	19.0	1.0
(1)	Includes only wells that were drilled and completed.
(2)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

There were no gross and net in process wells drilled and completed exclusively by our subsidiaries and in their joint ventures in Colombia for the year ended December 31, 2024.

Production Acreage

The following table sets forth our subsidiaries developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2024.

Table 16 – Ecopetrol S.A.’s Subsidiaries in Colombia Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production

	For the year ended December 31, 2024
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
Hocol	63,888	39,758	855	696
Total	63,888	39,758	855	696

The following table sets for the expiration dates of material concentrations of the Company’s consolidated undeveloped acreage by geographic area as of December 31, 2024.

Table 17 – Undeveloped Production Acreage as of December 31, 2024 by Expiration Year

	For the year ended December 31,
	2025		2026		2027		2028		2029 and beyond
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

	(Acres)
COLOMBIA
Ecopetrol S.A.(1)	—	—	—	—	—	—	—	—	509,920	509,920
Hocol	—	—	—	—	—	—	—	—	—	—
Total Colombia	—	—	—	—	—	—	—	—	509,920	509,920
UNITED STATES OF AMERICA
Ecopetrol America LLC	—	—	—	—	—	—	—	—	—	—
Ecopetrol Permian LLC(2)	39	39	5,233	5,233	10	10	—	—	—	—
Total United States of America	39	39	5,233	5,233	10	10	—	—	—	—
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

Gross and Net Productive Wells

The following table sets forth our subsidiaries’ total gross and net productive wells in Colombia for the year ended December 31, 2024.

Table 18 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Productive Wells(1)(2)

	For the year ended December 31, 2024
	Crude Oil(3)		Natural Gas(4)
	Gross	Net(5)	Gross	Net(5)

	(Number of wells)
Hocol	404	367.7	47	27.9
Total (Subsidiaries in Colombia)	404	367.7	47	27.9
(1)	The table reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
(2)	Includes only wells that were drilled and completed.
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

In 2024, the subsidiaries’ production outside Colombia came mainly from Ecopetrol America LLC and Ecopetrol Permian LLC. In 2024, the production obtained from these two companies was 101.27 mboed, which represents 13.6% of the Ecopetrol Group’s total production.

Crude Oil Production

The following table sets forth our average daily crude oil production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 19 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2024	2023	2022

	(Thousand bpd)
UNITED STATES OF AMERICA
Ecopetrol America LLC	6.68	5.86	8.10
Ecopetrol Permian LLC	53.69	38.61	23.84
Total average daily crude oil production (International)	60.37	44.47	31.94

Natural Gas Production

The following table sets forth our average daily natural gas production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 20 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2024		2023		2022
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
UNITED STATES OF AMERICA
Ecopetrol America LLC	0.83	4.73	0.95	5.41	1.21	6.89
Ecopetrol Permian LLC	40.06	102.34	27.82	70.11	13.95	35.77
Total average daily natural gas production (International)	40.89	107.07	28.77	75.52	15.16	42.66

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquids. The sales of natural gas liquids by Ecopetrol S.A.’s subsidiaries outside Colombia represented less than 21.8% of the consolidated production by Ecopetrol S.A.’s subsidiaries outside Colombia for the periods presented in this annual report.

Development Wells

The following table sets forth the number of gross and net development wells outside Colombia, drilled and completed exclusively by us and in joint ventures for the periods indicated.

Table 21 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Development Wells(1)

	2024		2023		2022
	Productive	Dry	Productive	Dry	Productive	Dry
Number of wells	Wells	Wells	Wells	Wells	Wells	Wells
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross development wells	1	—	2.0	—	—	—
Net development wells(2)	0.2	—	0.6	—	—	—
Ecopetrol Permian LLC
Gross development wells	105.0	2.0	111.0	—	102.0	1.0
Net development wells(2)	61.0	1.1	67.5	—	50.0	0.5
Total gross wells (International)	106.0	2.0	113.0	—	102.0	1.0
Total net wells (International)(2)	61.2	1.1	68.1	—	50.0	0.5
(1)	Includes only wells that were drilled and completed.
(2)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.

Table 22 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net In Process Wells

	For the year ended December 31, 2024
	Drilled
	but not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross in process wells	—	—	—	—
Net in process wells(1)	—	—	—	—
Ecopetrol Permian LLC(2)
Gross in process wells	22.0	—	9.0	10.0
Net in process wells(1)	14.6	—	5.2	3.5
Total gross in process wells (International)	22.0	—	9.0	10.0
Total net in process wells (International)(1)	14.6	—	5.2	3.5
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

Production Acreage

The following table sets forth our developed and undeveloped gross and net acreage of crude oil and natural gas production outside Colombia for the year ended December 31, 2024.

Table 23 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production

	For the year ended December 31, 2024
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
UNITED STATES OF AMERICA
Ecopetrol America LLC	56,420	14,773	—	—
Ecopetrol Permian LLC(1)	54,366	41,595	5,283	5,283
Total (International)	110,786	56,368	5,283	5,283
(1)	Inclusive of acreage held by production.

Gross and Net Productive Wells

The following table sets forth our total gross and net productive wells outside Colombia for the year ended December 31, 2024.

Table 24 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Productive Wells(1)

	For the year ended
	December 31, 2024
	Crude Oil
	Gross	Net

	(Number of wells)
UNITED STATES OF AMERICA
Ecopetrol America LLC	20	5
Ecopetrol Permian LLC(4)	420	240.18
Total (International)	440	245.18
(1)	The table reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
3.5.2.3	Unconventional Hydrocarbons

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

After a failed attempt with a bill proposed in 2022, a new bill to prohibit fracking was proposed to the legislative branch in 2024. Ecopetrol is currently awaiting the outcome of the legislative process in the Colombian Congress regarding such bill.

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

See section Business Overview—Exploration and Production—Production Activities—Production Activities Outside Colombia.

As of January 1, 2022, the Rodeo JV agreement with the Company and Occidental Petroleum was amended to provide Ecopetrol access to a larger production stake (75%) and adjust the carry obligation in the Midland area of the Permian Basin. On June 17, 2022, Ecopetrol Permian LLC (a subsidiary of Ecopetrol) signed a Joint Development Agreement (JDA) with certain Occidental Petroleum subsidiaries to carry out drilling and production programs from 2022 to 2027, in an area of approximately 21,000 acres located in Permian Basin. The agreement allowed Ecopetrol to expand its presence in the Permian with an approximately 49% interest stake of drilling and production programs in this area.

On September 11, 2023, Ecopetrol announced certain adjustments to its 2040 Strategy, including that unconventional hydrocarbon exploration activities will not be pursued in Colombia, among other updates. See section 2040 Strategy: Energy That Transforms.

On February 3, 2025, Ecopetrol and Oxy announced they reached an agreement to extend the Midland development plan, in the Permian Basin, until June 2026, under the joint-venture established in July 2019. The agreement maintains the possibility of signing a new extension of the development plan in the future, subject to the macroeconomic environment, industry situation, and partners’ interests. Ecopetrol and Oxy expect to keep an independent contract for the development of the Delaware subbasin active, which is expected to remain in force until 2027. Ecopetrol Permian’s 2025 Plan for Midland and Delaware sub-basins intends to include the drilling of approximately 91 development wells, with an estimated investment of USD 885 million and an average annual production of approximately 90 thousand barrels of oil equivalent per day (net to Ecopetrol Permian).

For more information, see section Business Overview—Applicable Laws and Regulations and section Risk Review—Risk Factors—Risks Related to Our Business.

3.5.2.4	Marketing of Crude Oil and Natural Gas

In 2024, we sold 1,011.6 mboed, out of which 466.8 mboed represented sales of fuels and petrochemicals (46%), 445.9 mboed represented sales of crude oil (44%), and 99.0 mboed sales of natural gas (10%).

Crude Oil Export Sales

In 2024, crude oil export sales totaled 445.9 mboed and increased by 15.9 mboed compared to 2023, mainly due to higher production (10 mboed). Our crude oil export sales are traded both in the spot and contract markets, primarily to refiners in Asia and the United States.

The Castilla blend is the main type of crude oil for export sales, with 270.9 mboed sold during 2024 (a 61% share of the crude oil basket) followed by the Apiay blend with 61.5 mboed (a 14% share of the crude oil basket), the Mares blend with 32.0 mboed (a 7% share of the crude oil basket) and the domestic crudes from Ecopetrol Permian LLC with 40.6 mboed (a 9% share of the crude oil basket).

We place our exports in markets that provide the best value for its crudes. In 2024, Asia was the main destination, representing 50% of crude oil exports, followed by the United States with 44%. Crude oil flows from Colombia to Asia were supported by the refining capacity’s growth, mainly in China, as well as the increase in crude oil demand from India. At the same time, the United States kept a strong position as a result of its economic activity.

Moreover, volatility in the production of regional competitors has given refiners in the United States, India, and other markets an incentive to diversify their supply sources, which in turn has opened opportunities for Colombian producers. Our crude basket realization price decreased by USD 0.1/Bl year over year, due to market conditions.

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

The table below sets forth the volumes of crude oil purchased from our business partners and third parties and volumes of crude oil purchased from the ANH from royalties for the years ended on December 31, 2024, 2023 and 2022.

Table 25 – Ecopetrol Consolidated Crude Oil Purchases

	For the year ended December 31,
	2024	2023	2022

	(Million barrels)
Crude oil purchased from ANH royalties	35.5	32.1	27.2
Crude oil purchased from third parties	42.7	42.7	42.2
Crude oil imported from third parties	16.8	23.0	12.1

During 2024, part of our crude strategy was centered on increasing the purchase and subsequent commercialization of crude oil from third parties, which enables further optimization of the supply chain and margin capture.

Import of Diluents

In 2024, we increased the imports of diluent by 15% (3.7 mboed) compared to 2023, due to higher crude sales. Diluent is used to transport heavy crudes through the pipeline system.

Natural Gas Sales

We sell natural gas to distribution companies through firm, interruptible and conditional contracts. These distributors supply natural gas to the residential market, as compressed natural gas for vehicles market and to large industrials in Colombia. We also market and sell natural gas directly to the industrial sector and to gas-fired power plants.

Our natural gas sales and self-consumption in 2024 decreased by 3.34% (-0.0047 mboed) compared to 2023, mainly due to the decrease in production from large fields and external events that affected production (-0.0104 mboed), which was partially offset by the increase in production in the Permian (+0.0057 mboed).

Natural Gas Delivery Commitments

The table below sets forth the commitments we have in Colombia under firm contracts with local natural gas distribution companies, local industries, gas-fired power generators and internal agreements with our refineries and fields.

Table 26 – Ecopetrol Consolidated Natural Gas Delivery Commitments

	For the year ended December 31,
	2025	2026	2027	2028

	(GBtud)
Volume for sales third parties	362.60	160.70	140.6	44.90
Volume for self-consumption	119.40	154.10	154.70	154.61
Volume for intercompany sales	53.20	54.10	51.60	42.20
Total Commitments	535.20	368.90	346.90	241.71

The table above is based on current contracts of Ecopetrol S.A. and the official report made to the Ministry of Mines and Energy in 2024. Self-consumption volumes decreased over time as a result of more efficient operations in our refineries. Third party volumes do not include potential production coming from exploratory projects. According to current regulations, these volumes will be committed and commercialized after declaring exploratory success.

3.5.3	Reserves

The reserves reporting process was conducted in accordance with SEC definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guidelines contained in the SEC’s Modernization of oil and gas reporting final rule dated December 31, 2008, and effective as of January 1, 2010.

The estimated reserve amounts presented in this annual report, as of December 31, 2024, are based on the average price during the 12-month period prior to the ending date of the period covered in this annual report, determined as the unweighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. For 2024, the average ICE Brent price was USD 79.7/Bl.

Our crude oil and natural gas net proved reserves include reserves from our subsidiaries located in the United States, and from Hocol’s assets in Colombia.

Estimated Net Proved Reserves

The following table sets forth our estimated net proved developed reserves of crude oil and gas by region for the years ended December 31, 2024, 2023 and 2022.

Table 27 – Net Proved Developed Reserves

		North
	Colombia	America	Total
Net Proved Developed oil reserves in million barrels oil equivalent
As of December 31, 2024	971.9	56.5	1,028.9
As of December 31, 2023	969.2	56.8	1,026.0
As of December 31, 2022	893.3	44.6	937.9
Net Proved Developed NGL reserves in million barrels oil equivalent
As of December 31, 2024	33.4	25.4	58.8
As of December 31, 2023	37.3	19.4	56.7
As of December 31, 2022	44.0	12.9	56.9
Net Proved Developed gas reserves in billion standard cubic feet
As of December 31, 2024	1,622.4	127.6	1,750
As of December 31, 2023	1,906.4	100.9	2,007.3
As of December 31, 2022	2,101.9	72.1	2,174.0
Net Proved Developed oil, NGL and gas reserves in million barrels oil equivalent
As of December 31, 2024	1,289.9	104.3	1,394.2
As of December 31, 2023	1,341.0	93.9	1,434.9
As of December 31, 2022	1,306.0	70.1	1,376.1

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

Ecopetrol S.A. owns 100% of Cenit, a subsidiary that operates in Colombia and is dedicated to the storage and transportation of hydrocarbons through pipelines and of refined products through multipurpose pipelines. Cenit provides transportation services for the entire Ecopetrol Group, and Cenit is fully consolidated into our consolidated results of operations. Therefore, the difference between the tariffs set by the Ministry of Mines and Energy and the real transportation costs (fixed and variable operating expenses) does not affect our consolidated income statement. Thus, in presenting our reserves information in the 2022, 2023 and 2024 annual reports, we have used our real transportation costs, rather than the regular tariffs set by the Ministry of Mines and Energy.

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 19.96 million barrels of fuel oil, 235.5 billion standard cubic feet of fuel gas within our natural gas results and 276.8 billion cubic feet of royalties, as of December 31, 2024. Of the total of 104.3 mmboe of proved developed reserves within North America, 94.1 mmboe corresponds to unconventional reservoirs within the Permian Basin, and 10.2 mmboe correspond to Gulf of Mexico (aka Gulf of America) fields. Moreover, of the total of 100 mmboe of proved undeveloped reserves within North America, 95 mmboe corresponds to unconventional reservoirs within the Permian Basin, and 5 mmboe corresponds to Gulf of Mexico (aka Gulf of America) fields.

Table 28 – Proved Oil, NGL and Natural Gas Reserves for 2024

			Natural	Total Oil
		NGL	Gas	and Gas
	Oil (mmb)	(mmb)	(bcf)	(mmboe)
PROVED DEVELOPED RESERVES
Colombia	971.9	33.4	1,622.4	1,289.9
International
North America	56.5	25.4	127.6	104.3
TOTAL PROVED DEVELOPED RESERVES	1,028.4	58.8	1,750.0	1,394.2
PROVED UNDEVELOPED RESERVES
Colombia	353.6	4.7	231.5	398.9
International
North America	46.8	29.3	134.0	99.6
TOTAL PROVED UNDEVELOPED RESERVES	400.4	34.0	365.5	498.5
TOTAL PROVED RESERVES	1,428.8	92.8	2,115.5	1,892.7

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

Table 29 – Proved Oil, NGL and Natural Gas Reserves for 2023

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

Changes in Proved Reserves

Table 31 – Changes in Proved Reserves

	For the year ended December 31,
	2024	2023	2022

	(Mmboe)
Revisions of previous estimates	84.4	8.9	63.0
Improved Recovery	97.0	93.1	80.9
Extensions and discoveries	49.2	17.2	57.5
Purchases	35.4	—	47.7
Sales	(6.3)	—	—
Total reserves additions	259.6	119.3	249.0
Production	(249.7)	(247.5)	(239.9)
Net change in proved reserves	10.0	(128.2)	9.0

Note: Totals may not exactly equal the sum of the individual entries due to rounding.

Reserves Replacement

The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves in each category relating to the reserve replacement ratio for the years 2024, 2023 and 2022.

The reserves replacement ratio for 2024 was 104% compared to 48% in 2023 and 104% in 2022.

The average replacement ratio for the last three years was 85%.

Table 32 – Reserves Replacement Ratio (Including Purchases and Sales)

	For the year ended December 31,
	2024	2023	2022
Annual	104%	48%	104%
Three-year average	85%	117%	117%

Revisions of Previous Estimates

In 2024, revisions increased reserves by 84.4 mmboe, mainly as a result of:

(i)

An increase of 51.5 mmboe in reserves due to better performance in development activities in existing fields, including the Caño Sur, Chichimene, Castilla, Pauto, La Cira- Infantas, Apiay-Suria, Caño Limon, Palagua and Nare Area fields, among others,.

(ii)	A decrease of 36 mmboe in reserves due to depletion of gas fields including Ballena, Chuchupa, Cupiagua and Gibraltar among others.
(iii)	An increase of 15.7 mmboe in reserves due to new projects mainly in the Palogrande and Cupiagua fields.
(iv)

An increase 14.4 mmboe as a result of the agreement executed by and amount ANH and Ecopetrol in 2024, by means of which it was agreed that the payments related to the E&P Contract CPO-9 for the oil and gas produced from the Akacias field are to be paid in cash, and therefore, included in reserves pursuant to applicable legislation.

(v)	An increase of 30.9 mmboe in reserves due to better performance in North American fields.
(vi)	7.9 mmboe, increase in reserves was due to varying increases due to development activities and good well performance in others fields.

In 2023, revisions increased reserves by 9 mmboe, mainly as a result of:

(i)	An increase of 67 mmboe in reserves due to new projects and better performance in development activities in different fields; mainly in the Rubiales, Castilla Asset and Caño Sur fields.
(ii)

A decrease of 58 mmboe, due to economic factors, primarily the decrease in oil prices, and the ICE Brent crude price decreasing by 15.5% in 2023 as compared to 2022, which resulted in the lowering of economic limits in some of our fields and an increase of operating costs.

In 2022, revisions increased reserves by 63 mmboe, mainly as a result of:

(i)	An increase of 54 mmboe in reserves due to new areas included in the approved development plan for the North American fields.
(ii)	An increase of 40 mmboe in reserves due to new projects mainly in the Caño Sur, Palogrande and Recetor fields.
(iii)	An increase of 70 mmboe in reserves due to better performance in development activities in existing fields, including, among others, the Rubiales and Caño Sur fields.

This increase was partially offset by a decrease of 101 mmboe in reserves due to changes in the development plan in some of the North American fields where Ecopetrol holds working interest, as well as a reduction in Ecopetrol’s working interest in some fields in Colombia.

Improved Recovery

In 2024, improved recovery activities increased reserves by 97 mmboe. This increase was mainly associated with new proved areas under water flooding in the Chichimene, Akacias, Castilla, Suria, Yarigui, Casabe and La Cira- Infantas fields among others, and optimization of the gas injection of the Pauto and Floreña fields.

In 2023, improved recovery activities increased reserves by 93 mmboe, mainly due to new proved areas under water flooding in the Chichimene Asset, Castilla Asset and Akacias fields.

In 2022, improved recovery activities increased reserves by 81 mmboe, mainly due to new proved areas under water flooding in the Chicheme, Castilla, Akacias, Dina Terciario and Rio Ceibas fields.

Extensions and Discoveries

The following table sets forth the change in the Company’s proved reserves attributed to extensions and discoveries in millions of barrels of oil equivalent for the periods indicated.

Table 33 – Changes in Proved Reserves Attributed to Extensions and Discoveries

	For the year ended December 31,
	2024	2023	2022

	(Mmboe)
Extensions and discoveries
Total change	49.2	17.2	57.5
Proved Undeveloped Reserves Change	39.7	10.4	51.7
Change from unproved to proved developed reserves	9.4	6.8	5.8

Note: Totals may not exactly equal the sum of the individual entries due to rounding.

The difference between the change of developed proved reserves and undeveloped proved reserves is related to the drilling of new wells in unproved acreage that led to new proved producing reserves.

The Company’s extensions and discoveries during 2024 amounted to 49.2 mmboe, primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Rubiales and Caño Sur fields, among others, which accounted for 34.8 mmboe of the increase. The remaining 14.4 mmboe corresponds to 6.1 million in small changes in different fields and 8.3 million in newly discovered fields Arrecife, Saltador and Toritos fields.

The Company’s extensions and discoveries during 2023 amounted to 17.2 mmboe, primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Caño Sur y Cohembi fields, among others, which accounted for 13.5 mmboe of the increase. The remaining 3 mmboe corresponds to 1.8 million in small changes in four fields and 1.9 million in newly discovered fields and reservoirs in the Alqamari, Flamencos and Ibamaca fields.

The Company’s extensions and discoveries during 2022 amounted to 57 mmboe, primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Rubiales and Quifa fields, among others, which accounted for 47 mmboe of the increase. The remaining 10 mmboe corresponds to newly discovered fields and reservoirs in the Recetor West, Ibamaca, El Niño and Capachos fields.

Purchases

On February 5, 2025, Ecopetrol acquired the remaining 45% of its participation in the CPO-09 Block of Repsol Colombia Oil & Gas Limited (“Repsol”), for an amount of USD 452 million, making it the holder of 100% of the participation interest in the block, a strategic asset in the Piedemonte Llanero. This transaction is the result of the exercise of the right of first refusal by Ecopetrol, within the framework of the Joint Operation Agreement (JOA). This purchase increased Ecopetrol’s proved reserves by 31.7 mmboe.

Additionally, Ecopetrol S.A., through its wholly owned subsidiary, Ecopetrol Permian LLC, and acting within the joint venture with Occidental Midland Basin LLC, purchased additional acreage of 5,840 acres net to the joint venture that extended the South Curtis Ranch Field area in the Midland Basin.  This purchase increased Ecopetrol’s proved reserves by 3.7 mmboe.

In 2023, there were no purchases or acquisitions of reserves.

In 2022, Ecopetrol S.A., through its wholly owned subsidiary, Ecopetrol Permian LLC, entered into a joint development agreement with affiliates of Occidental Petroleum and acquired participation rights in certain future drilling locations in the Delaware Basin, including access to up to 21,000 net acres in Lea County, New Mexico and Loving County, Texas. Also, Ecopetrol Permian LLC, through its joint venture with Occidental Midland Basin LLC, acquired additional acreage extending the South Curtis Ranch Field in the Midland Basin. These purchases increased proved reserves as of December 31, 2022 by 48 mmboe.

Sales

In 2024, Ecopetrol S.A., through its wholly owned subsidiary, Ecopetrol Permian LLC, and acting within the joint venture with Occidental Midland Basin LLC, sold all acreage of 4,967 acres net to the joint venture that comprised the Saint Andrews field area.  The result of the sale reduced Ecopetrol’s proved reserves by 6.3 mmboe.

In 2023 and 2022, there were no sales of reserves.

Development of Reserves

As of December 31, 2024, our total proved undeveloped oil and gas reserves amounted to 498.5 mmboe, 80% of which is related to development activities at the Rubiales, Caño Sur Este, Akacias, Castilla Asset, Chichimene Asset, Pauto, Palogrande, Quifa, Floreña and Suria in Colombia, among others, and 20% of which is related to development activities in North American fields; which is broken down as follows: 95% corresponding to unconventional reservoirs within Permian and Delaware basins and the other 5% corresponding to Gulf of Mexico (aka Gulf of America) fields.

The proved undeveloped reserves estimated for the As of January 1, 2022, the Rodeo JV agreement with the Company and Occidental Petroleum was amended to provide Ecopetrol access to a larger production stake (75%) and adjust the carry obligation in the Midland area of the Permian Basin, with an effective date of January 1, 2022. Rubiales, and Caño Sur Este fields included locations with production start dates that extend beyond the five-year initial disclosure period and were associated with the water-handling capacities in these fields.

Similarly, the development plan of La Cira and Infantas fields includes investments for next seven years because the current waterflooding project considers the drilling of new injectors wells and starting the water injection before the drilling of producers in the same pattern. These exemptions were reviewed and approved by an external certification agent.

As of December 31, 2023, our total proved undeveloped oil and gas reserves amounted to 448 mmboe, 73% of which was related to development activities at the Rubiales, Castilla Asset, Chichimene Asset, Caño Sur Este, Pauto, Cupiagua, Recetor, Akacias, Quifa and La Cira fields in Colombia, among others, and 27% of which was related to development activities in North American fields; which is broken down as follows: 25% corresponding to unconventional reservoirs within Permian and Delaware basins and the other 2% corresponding to Gulf of Mexico (aka Gulf of America) fields. The proved undeveloped reserves estimated for the Rubiales, and Caño Sur Este fields included locations with production start dates that extend beyond the five-year initial disclosure period and were associated with the water-handling capacities in these fields. Similarly, the development plan of La Cira and Infantas fields includes investments beyond the next five years, because the current waterflooding project requires the drilling of new injector wells and beginning the water injection before drilling of producers in the same pattern. These exemptions were reviewed and approved by an external certification agent.

As of December 31, 2022, our total proved undeveloped oil and gas reserves amounted to 635 mmboe, 75% of which is related to development activities at the Rubiales, Castilla, Chichimene, Caño Sur, Pauto, Cupiagua, Akacias, Quifa and Casabe fields in Colombia, among others, and 25% of which is related to development activities in North American fields. The proved undeveloped reserves estimated for the Cajúa and Caño Sur Este fields include locations with production start dates that extend beyond the five-year initial disclosure period and are associated with the current water-handling capacities in these fields. The development plan in the Rubiales field includes investments beyond the next five years due to the limitations in water-handling capacities in the field, which require the scheduling of the entry of new wells based on spare capacity of the plant. These exemptions were reviewed and approved by an external certification agent.

The following table reflects the developed and undeveloped proved reserves estimates through the past three fiscal years.

Table 34 – Developed and Undeveloped Proved Reserves

				Total Oil
	Oil	NGL	Natural Gas	and Gas
	(mmb)	(mmb)	(bcf)	(mmboe)
2024 Proved Reserves
Developed	1,028	59	1,750	1,394
Undeveloped	400	34	366	499
2023 Proved Reserves
Developed	1,026	57	2,007	1,435
Undeveloped	358	30	339	448
2022 Proved Reserves
Developed	938	57	2,174	1,376
Undeveloped	476	44	654	635

Changes in Undeveloped Proved Reserves

The following table reflects the main changes in undeveloped proved reserves as of December 31, 2024, 2023, and 2022.

Table 35 – Changes in Undeveloped Proved Reserves

	For the year ended December 31,
	2024	2023	2022

	(Mmboe)
Consolidated companies
Revisions of previous estimates	41.3	(91.1)	(2.5)
Improved Recovery	75.9	22.8	26.6
Extensions and discoveries	39.7	10.4	51.7
Purchases	16.5	—	46.4
Sales	(6.3)
Proved undeveloped converted to proved developed	(116.6)	(129.0)	(119.1)
Net change in unproved reserves	50.5	(186.9)	(3.1)

Note: The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent. Totals may not exactly equal the sum of the individual entries due to rounding.

Of the total amount of proved undeveloped reserves that we had at the end of 2023 (448 mmboe), we converted approximately 116.6 mmboe, or 26%, to proven developed reserves during 2024. Approximately 73% of the total conversion is mainly associated with the development of crude oil and gas projects in Caño Sur, Rubiales, Castilla, Chichimene Cupiagua and Pauto , among others, and 27% is associated with development execution in fields in the United States, 100% of the total volume within United States corresponds to unconventional fields within the Permian and Delaware basins. Investments made during 2024 to convert proved undeveloped reserves to proved developed reserves totaled USD 1,145 million in cash.

Of the total amount of proved undeveloped reserves that we had at the end of 2022 (635 mmboe), we converted approximately 129 mmboe, or 20%, to proven developed reserves during 2023. Approximately 73.6% of the total conversion is mainly associated with the development of crude oil and gas projects in Castilla Asset, Chichimene Asset, Rubiales, Caño Sur Este and Pauto fields, among others, and 26.4% is associated with development execution in fields in the United States, which in turn is broken down as follows: 25.9% of the total volume within United States corresponds to unconventional fields within the Permian and Delaware basins and 0.5% corresponds to Gulf of Mexico (aka Gulf of America) fields. Investments made during 2023 to convert proved undeveloped reserves to proved developed reserves totaled USD 1,498 million in cash.

Of the total amount of proved undeveloped reserves that we had at the end of 2021 (632 mmboe), we converted approximately 119 mmboe, or 19%, to proven developed reserves during 2022. Approximately 80% of the total conversion is mainly associated with the development of crude oil and gas projects in the Castilla, Rubiales, Caño Sur, Cupiagua and Cusiana fields, among others, and 20% is associated with development execution in fields in the United States. Investments made during 2022 to convert proved undeveloped reserves to proved developed reserves totaled USD 1,066 million in cash.

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

The Resources and Reserves unit, and the Vice-Presidency of Upstream presented the reserves balance to the Board of Directors, who approved it in February 2025.

The aforementioned external independent engineering consultants have estimated and certified our proved reserves as of December 31, 2024. These external engineers estimated 99% of our estimated net proved reserves for the year ended December 31, 2024, 2023 and 2022. In accordance with these certifications, our reserves report complies with Rule 4-10 of Regulation S-X issued by the SEC. The reserves’ reports of the external engineers are included as exhibits to this annual report.

Our reserves process uses deterministic methods which are commonly used internationally to estimate reserves. These methods whilst reliable, have some inherent uncertainty, and thus, estimates should not be interpreted as exact amounts. Most of the producing proved reserves were estimated by applying appropriate decline curves or other performance relationships. In analyzing decline curves, reserves were estimated by calculating economic limits that are based on current economic conditions. In certain cases where the methods previously employed could not be used, reserves were estimated by analogy with similar reserves for which more complete data was available.

Estimates of reserves were prepared by geological and engineering standard methods commonly used in the oil and gas industry. The method or combination of methods used in the analysis of each reserve was adopted from experience analogy reserves, including information on the stage of development, quality and completeness of basic data and production history.

The following table reflects the estimated proved reserves of oil and gas as of December 31, 2022 until 2024, and the changes therein.

Table 36 – Estimated Proved Reserves of Oil and Gas

		North
	Colombia	America	Total

	Net proved oil, NGL and gas reserves in mmboe
At December 31, 2022	1,783.0	228.0	2,011.0
Revisions	2.2	6.7	8.9
Improved Recovery	93.1	—	93.1
Extensions and Discoveries	17.2	—	17.2
Purchases	0	—	—
Sales	0	—	—
Production	(227.1)	(20.4)	(247.5)
At December 31, 2023	1,668.7	213.9	1,882.8
Revisions	63.3	21.1	84.4
Improved Recovery	97.0	—	97.0
Extensions and Discoveries	49.2	—	49.2
Purchases	31.7	3.7	35.4
Sales	0	(6.3)	(6.3)
Production	(221.5)	(28.3)	(249.7)
At December 31, 2024	1,688.4	204.0	1,892.7

Note: Totals may not exactly equal the sum of the individual entries due to rounding.

3.5.4	Joint Venture and Other Contractual Arrangements

We conduct our exploration and production business through a variety of contractual arrangements with the Colombian Government or with third parties. Below is a general description of the main types of contractual arrangements to which we were a party as of December 31, 2024.

Association Contracts

Association contracts were introduced by Decree 2310 of 1974 and were entered into between private companies and Ecopetrol between 1975 and 2003. Through an association contract, Ecopetrol partnered with a petroleum company or a consortium to explore and, upon successful discovery, exploit the found oil and gas resources. An operator is defined among them or hired as a third party.

Under association contracts, the exploratory risk is entirely assumed by Ecopetrol S.A.’s contractual partner, the associate. If there is a discovery and Ecopetrol S.A. agrees that the relevant field is commercially viable, Ecopetrol S.A. intends to participate in the field’s development. A joint account is expected to be created, and Ecopetrol S.A. and the partner plan to participate in the expenses and investments in the proportions established in the corresponding contract. Ecopetrol S.A. intends to reimburse the direct exploratory expenses incurred by the contractual partner in the proportions established by the contract.

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

Incremental Production Contracts

We enter into incremental production contracts to obtain additional hydrocarbon production beyond a base production curve that is established based on the proven reserves of a specific field or well, originating from contracts entered into by Ecopetrol with third parties or from projects undertaken by Ecopetrol. This incremental production results from new investments to increase the recovery factor of reservoirs or to add new reserves. Therefore, under this type of arrangement, Ecopetrol S.A. owns 100% of the hydrocarbons defined by the base production curve. The incremental production (i.e., the hydrocarbon volume obtained beyond the basic production as a result of investment activities), is expected to be owned by the contract parties in the proportions established by such contract.

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

Incremental production contracts provide for an executive committee that is responsible for making all decisions in order to approve, control and supervise all operations that take place during the duration of the contract. These contracts also provide for a steering committee, which is responsible for the supervision of the execution of the work programs, the 2025 Investment Plan, and other items.

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

The incremental production, after deduction of the royalties, is owned 52% by Ecopetrol S.A. and 48% by SierraCol Energy. These same percentages apply to the participation in the operational and direct expenses. Adjustments to the participations for the benefit of Ecopetrol S.A. are expected to occur if there are high production levels or high prices.

The Teca-Cocorná joint venture is divided into two phases. The first phase lasts three years and may be extended for up to an additional year; the second term is 20 years and could be reduced by the term of any extensions of the first phase.

The basic production is 100% owned by Ecopetrol S.A. The incremental production, after deduction of the royalties, is owned 60% by Ecopetrol S.A. and 40% by SierraCol Energy. These same percentages apply to the participation in the operational and direct expenses. Adjustments to the participations for the benefit of Ecopetrol S.A. is expected to occur if there are high production levels and high prices.

The National Hydrocarbons Agency (ANH) and its Contracts

The ANH was created by Decree Law 1760 of 2003 and was given the authority to administer all national hydrocarbon reserves under contracts executed since January 1, 2004. Pursuant to Decree Law 1760 of 2003, Empresa Colombiana de Petróleos, Ecopetrol, was split, and its organic structure was modified, to create two new entities: the Agencia Nacional de Hidrocarburos and the Sociedad Promotora de Energía de Colombia S.A. Prior to January 1, 2004, Ecopetrol S.A. had the authority to contract with third parties for the exploration and production of new areas.

However, the creation of the ANH did not modify our rights or obligations or the rights or obligations of other parties with respect to contracts in existence before January 1, 2004, when the ANH was created. Therefore, we have retained the authority to execute agreements with respect to all areas held by us prior to such date.

Below, we include a brief description of each type of contract that we have entered into with the ANH:

Technical Evaluation Agreements

This type of contract grants the contractor the exclusive right to develop technical evaluation operations with operational autonomy at its own cost and risk, seeking to appraise the hydrocarbon potential of an area under specific conditions, with the purpose of identifying the zones of prospective interest in the area by means of the execution of an exploratory program. The contractor has the option to request the conversion of a technical evaluation agreement (“TEA”) into one or more E&P contracts that cover the area of the TEA (or a portion thereof). The contractor will be subject to payment of rights for the use of the subsoil, other applicable economic compensations.

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

E&P contracts have three phases: (i) an exploration period of up to six years counted from the effective date, which may be extended for two additional years, (ii) an evaluation period of two years, assuming reserves are discovered, to determine the commercial potential of the discovered reserves, and (iii) a production period, with respect to each production field, which may last for up to 24 years plus extensions, counted from the date in which the commercial viability of the corresponding field is declared. The abovementioned terms were modified during ANH’s 2014 bidding round for unconventional and offshore reservoirs, resulting in an exploration period of nine years and a production period of 30 years. On June 29, 2018, a new model E&P contract was published by the ANH. In accordance with the new model for E&P contracts, offshore contracts entered into in or after 2019 will have evaluation periods of three, five, or seven years, depending on the depth of the water where the discovered reserves are located. In 2021, for the fourth round of its Permanent Area Assignment Process (Proceso Permanente para la Asignación de Acreaje or “PPAA” for its acronym in Spanish), the ANH introduced to the model of the E&P contract, the concept of an “economic value for the exclusivity” of exploration and production of a specific area. Such value must be expressed in dollar amounts and must be offered by each bidder to the ANH, as remuneration for receiving the exclusive exploration and production rights and acts as a guarantee for the obligations of the contractor during the exploration phase of the executed E&P contract.

ANH and Ecopetrol Agreements (Convenios)

Decree-Law 1760 of 2003 established that the rights over the production area and over the personal and real property assets of (i) all fields that were directly operated by Ecopetrol S.A. as of December 31, 2003, and (ii) all fields in which there was an association contract before said date would continue to belong to Ecopetrol S.A.

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

CrownRock Negotiations

During 2024, Ecopetrol engaged in conversations with Occidental Petroleum Corp. (“OXY”) for the potential acquisition of a certain percentage of assets owned by CrownRock, L.P., a company located in the United States. On July 31, 2024, the Company’s board of directors decided not to acquire any assets of CrownRock, L.P. owned by OXY.

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

Graph 7 – Map of Oil Pipelines

LEGEND
Port
Station Crude Oil - Ecopetrol Group
Station Crude Oil - Cenit
Pipeline
R.CARTAGENA
COVEÑAS
ATLÁNTICO
MAGDALENA
CESAR
SUCRE
BOLÍVAR
NORTE DE SANTANDER
V. ROSARIO
CAÑO LIMÓN
ARAUCA
ANTIOQUIA
SANTANDER
VASCONIA
BOYACÁ
CASANARE
CALDAS
RISARALDA
CUNDINAMARCA
SANTIAGO
RUBIALES
META
TOLIMA
VALLE DEL CAUCA
HUILA
NARIÑO
PUTUMAYO

Graph 8 – Map of Multi-purpose Pipelines

LEGEND
Port
Refined Oil Station - Ecopetrol Group
Refined Oil Station
Multiproduct Pipeline
TERMINAL P. COLORADOS
BARANOA
ATLÁNTICO
R. Cartagena
MAGDALENA
EL COPEY
CESAR
SUCRE
BOLÍVAR
AYACUCHO
NORTE DE SANTANDER
CHIMITA
ANTIOQUIA
SANTANDER
ARAUCA
CISNEROS
SEBASTOPOL
MEDELLIN
SANTA ROSA
BOYACÁ
CASANARE
CALDAS
SALGAR
MARIQUITA
FRESNO
GUADUERO
VILLETA
MANZALES
HERVEO
ALBAN
MIRAFLORES
MONTERREY
RISARALDA
MANSILLA
CUNDINAMARCA
PUENTE ARANDA
APIAY
GUALANDAY
TOLIMA
TERMINAL BUENAVENTURA
VALLE DEL CAUCA
YUMBO
META
NEIVA
HUILA
NARIÑO
PUTUMAYO

The table below sets forth the volumes of crude oil and refined products transported through the crude oil pipelines and multi-purpose pipelines owned by us.

Table 37 – Volumes of Crude Oil and Refined Products Transported

	For the year ended December 31,
	2024	2023	2022

	(Thousand bpd)
Crude oil transport(1)	815.2	807.0	772.6
Refined products transport(2)	303.5	305.9	298.1
Total	1,118.7	1,112.9	1,070.7
(1)	The crude oil transported volumes correspond to the following systems: Ocensa Segment 3, ODC, Vasconia-Galan, Ayacucho-Galan, Ayacucho-Coveñas and Trasandino Pipeline.
(2)	The pipelines transporting refined products include the following: Galan-Sebastopol, Galan-Salgar, Galan-Bucaramanga, Buenaventura-Yumbo, Cartagena-Baranoa and Sebastopol.

The volume of crude oil transported by Cenit’s main systems and those of its subsidiaries increased by 1% in 2024, compared to the previous year, as a result of higher deliveries of Castilla Norte crude from the Barrancabermeja refinery, increased third-party production, and the capture of barrels outside the main network. Of the total volume of crude transported by oil pipelines, approximately 91.7% belonged to the Ecopetrol Group.

The volume of refined products transported by Cenit decreased by 0.8% in 2024 compared to the previous year, mainly due to lower domestic gasoline demand and a higher ethanol blending ratio, partially offset by increased transportation of naphtha and JET-A1 fuel to meet regional demand. Of the total volume of refined products transported by multi-purpose pipelines in 2024, 30.1% belonged to the Ecopetrol Group.

Transportation Capacity

Our main crude oil pipeline systems’ operating capacity was 1,484 thousand barrels per day in 2024. Our main multi-purpose pipeline transportation capacity increased from 549 thousand barrels per day in 2023 to 588 thousand barrels per day in 2024.

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

As of December 31, 2024, we, directly or indirectly with private partners, own, operate and maintain an extensive network of crude oil and multi-purpose pipelines. These pipelines connect our own and third-party production centers, import facilities and terminals to refineries, major distribution points, and export facilities in Colombia.

Cenit directly owns 45% of the total crude oil pipeline shipping capacity in Colombia. When aggregated with the crude oil pipelines in which Cenit owns an interest, Cenit owns 86% of the oil pipeline shipping capacity in Colombia. By December 31, 2024, our network of crude oil and multi-purpose pipelines was approximately 9,043 kilometers in length. The transportation network consists of approximately 5,337 kilometers of main crude terminals and oil pipeline networks connecting various fields to the Barrancabermeja refinery and Cartagena Refinery, as well as to our export facilities.

We also own 3,706 kilometers of multi-purpose pipelines for transportation of refined products from the Barrancabermeja and Cartagena refineries to major distribution points. Out of the approximately 5,337 kilometers of crude oil pipelines, owned by us, 3,355 kilometers of crude oil pipeline are wholly owned, and 1,982 kilometers of crude oil pipeline are owned through non-wholly owned subsidiaries.

The following table sets forth our main pipelines in which we own an indirect interest as of December 31, 2024.

Table 38 – Our Main Pipelines

							Indirect
		Capacity		Product			Ownership
Pipeline	Kilometers	(mbd)		Transported	Origin	Destination	Percentage
Caño Limón-Coveñas	773	250		Crude Oil	Caño Limón	Coveñas	100.00%
Oleoducto de Alto Magdalena (OAM)	391	102		Crude Oil	Tenay	Vasconia	93.62%
Oleoducto de Colombia (ODC)	483	231		Crude Oil	Vasconia	Coveñas	78.19%
Oleoducto Central – Ocensa	848	745	(1)	Crude Oil	Cupiagua	Coveñas	72.65%
Oleoducto de los Llanos (ODL)	260	297	(2)	Crude Oil	East fields	Monterrey Cusiana	65.00%
Oleoducto Bicentenario de Colombia	229	143	(3)	Crude Oil	Araguaney	Banadia	100.00%
(1)	Ocensa has four segments with different capacities. 745 mbd refers to the capacity of segment two (El Porvenir-Vasconia). The capacity of the other segments are as follows:
a.	Cupiagua-Cusiana (segment zero): 198 mbd
b.	Cusiana-El Porvenir (segment one): 745 mbd
c.	Vasconia-Coveñas (segment three): 550 mbd
(2)	Transportation capacity for this pipeline is measured by using crude oil viscosity of 1.350 cStk (30° C).

As of December 31, 2024, we owned 75 stations, 42 located in crude oil pipelines, 29 in refined products pipelines, two in crude oil ports and two in refined product ports.

As of December 31, 2024, we had a nominal storage capacity associated with the transportation network of 16.4 million barrels of crude oil and 5.9 million barrels of refined products. We do not own any tankers.

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

Operational Storage Program The operational storage program’s objectives and scope includes ensuring a storage of more than one million barrels of refined products in five different stations. The program foresees the construction of more than 10 tanks distributed through four projects divided in this way: (i) one tank of 260,000 barrels for Nafta and one tank of 323,000 barrels (under construction) for Biodiesel Extra (B2E) or Gasoline (GM) in Pozos Colorados Terminal, (ii) two tanks of 100,000 barrels each in Sebastopol station and one tank of 62,000 barrels in Yumbo station (all this storage is for Biodiesel Extra (B2E) and Gasoline (GM)). We are currently evaluating the construction of: (i) two tanks of 70,000 barrels each, to storage B2E and GM in Cartago Station and (ii) four new tanks in Medellín that in total has 254,000 barrels of capacity to storage Jet (JA1), Gasoline Extra (GE) and B2E. The construction phase began in 2020 in Pozos Terminal and Sebastopol station and in 2021 in Yumbo station. According to the construction, startup phase and commissioning, the systems in Pozos Terminal, was completed in August 2022. Startup of the new tank at Yumbo took place in the first quarter of 2023, and the startup of the additional tank in Pozos Colorados Terminal is expected to take place in 2025.

Andina Reliability Project

The aim of the Andina project is to recover reliability of delivering of refined hydrocarbons to Bogotá and the center of Colombia, included Dorado Airport, by means of the reposition of twelve main updated pumping units in capacity, efficiency and technology for each of the pumping stations (Puerto Salgar, Guaduero, Villeta and Albán). The construction of the new facilities started in August 2022 and the system is currently operating with nine new pumping units for the stations of Puerto Salgar, Guaduero and Villeta. We expect to begin operations with the three pumping units for the Albán station by the end of the second quarter of 2025.

Replacement of the “La Valeria” Single Point Mooring in Pozos Colorados Terminal.

The “La Valeria” Single Point Mooring (SPM) operating in the Pozos Colorados Maritime Terminal had to be replaced in 2024, as the operational term specified in its safety certificate had come to an end, and at which point the asset reached its 30-year lifespan.

During the third quarter of 2024, the new Valeria SPM (Single Point Mooring) was put into operation. This unmanned unit plays a critical role in transferring refined hydrocarbons, such as gasoline, naphtha, and diesel, from ships to the Pozos Colorados Maritime Terminal in Santa Marta through an underwater pipeline.

The replacement required, among other things, (i) procuring the design and construction of the SPM, (ii) transportation and delivery of materials, (iii) obtaining permits, registrations, and authorizations for the new unit and decommissioning of the current one, (iv) dismantling and final disposal of the current SPM; (v) assembly, commissioning, and operational start-up of the new SPM; and (vi) stabilization of operations. The project represented an approximate investment of USD 27 million and involved 270 professionals for over more than two years.

Caño Sur Pipeline

The objective of this project is to enable the transportation of 100% of the production projection of the Caño Sur field owned by Ecopetrol, through a pipeline of approximately 20 kilometers long, between Caño Sur and the kilometer 30 of the Oleoducto de los Llanos Orientales - ODL transportation system. The producer could have benefits from an efficient transportation system, with a greater oil evacuation capacity updated to 47,840 bpd and with lower risks compared to the current transportation conditions. In 2024, the project completed the following milestones: (i) construction began on July 15, 2024, (ii) progress of Centauros station works, which consisted of location and excavation of the firefighting system pipeline, CCM construction and correspondent equipment placement, and installation of booster pumps, and (iii) pipeline progress, consisting of the completion of pipe welding, pending closure of ties, progress in river tunnel drilling, and progress in trenching, pipe lowering and covering activities. We expect the new pipeline segment to become operational in the first half of 2025.

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

Based on this strategic plan, Ocensa is developing projects that aim to guarantee safe, reliable, and eco-efficient operations such as the 115 kilo Volts (“KV”) electrical connection between the El Porvenir station and the SIN, which project started during the first quarter of 2022.

Currently, the ENERGEPO project is subject to the completion of the Alcaraván expansion project, which consists of expanding the 230 KV and 115 KV electrical networks between San Antonio in Nobsa Boyacá and the new Alcaraván electrical substation in Yopal, by the Mining and Energy Planning Unit (Unidad de Planeación Minero-Energética or “UPME” for its acronym in Spanish).

During 2022, the project achieved the following milestones: (i) a collaboration agreement was signed with Cenit to update the connection study with new information uploaded by UPME that allows the analysis of different scenarios regarding synergies with the Alcaraván project, (ii) companies and entities such as ISA, Grupo Energía Bogotá, Genersa S.A.S E.S.P, UPME, Empresa de Energía de Casanare S.A. E.S.P, Empresa de Energía de Boyacá S.A E.S.P, among others, were approached to analyze a connection alternative that does not depend on Alcaraván, and (iii) the preliminary analyses of additional alternatives, such as solar farms, wind energy, and carbon capture.

In 2023, we updated and defined the connection study and analysis regarding the importance of repowering the existing system with the execution of the Alcaraván project. In October 2023, OCENSA submitted a new request for connection to the STR. This request was based on analyzed connection and a pre-feasibility studies, considering a technical variant that removes the need for the Alcaraván project. Considering the time required to establish a reliable connection to the STR, efforts have been coordinated with subsidiary companies to identify efficient and beneficial solutions for the business group. Among the alternatives considered is the potential installation of solar farms. In November 2023, UPME officially awarded this project (Alcaraván) to Alupar Colombia SAS.

In 2024, we moved forward with the ENERGEPO project as we (i) held meetings with regional energy companies to validate their interest in building connection assets and explore third-party financing alternatives, (ii) conducted field sessions with different companies in the midstream sector to understand their energy needs and connections to the STR, (iii) concluded that the connection to the STR is essential, and (iv) explored options for electricity supply from solar farms and energy storage systems. The project is currently in its second phase of development: conceptualization.

Solar Energy Farms

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

These solar farms are currently in the execution stage. The Miraflores solar farm (0.4 MW) came online in 2023. In 2024, the following goals were achieved: (i) Vasconia Solar farm (7 MW) completed 100% of its pre-operational stage, including the execution of a power purchase agreement, and (ii) Coveñas Solar farm (5 MW) started operations and completed its testing and stabilization phases.

We believe these projects have potential to create renewable energy sources to contribute to our 2030 decarbonization strategy, as we aim to include a 51% reduction in emissions compared to the baseline, the installation of 12 MW of renewable sources, optimization of the cost associated with the station’s energy consumption due to a reduction in the average kWh rate, and opportunity for synergies within the Ecopetrol Group through surplus energy.

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

The project is divided into several stages. In 2021, investments were made in long-term procurement and project management. In 2022, construction began with detailed engineering, soil studies and equipment procurement. In 2023, construction was completed, with the project currently being fully operational.

As for the energization phases, temporary thermal generation with natural gas supply has been used since 2023 and is expected to be used until synchronization with the STR in 2025. In October 2024, Caucasia solar farm came into operation, with an installed capacity of 6.7 Megawatt peak (MWP). Due to a massive illegal occupation in Caucasia that includes some of the areas required for the construction of the transmission line, the energization phase in the synchronization stage with the STR is currently on hold. ODC is working on an alternative solution to guarantee the energy demand of the Caucasia station.

Installation of units in Salgar Gualanday

The scope of this project is to improve the reliability and availability of the Puerto Salgar – Gualanday – Neiva 10” oil pipeline to address the volumetric demand for refined products in the south of the country projected to 2040, through the replacement of five main pumping units in two stations (Puerto Salgar and Gualanday). Each new pumping package includes an electric motor, pump and variable speed drive, control and communications panels and shelter.

In 2024, the procurement and manufacturing of the packaged units for both Salgar and Gualanday were completed, along with the development of detailed engineering, enabling the contracting of installation works for 2025–2026.

Emissions Reduction at Monterrey Station

This project is part of our strategic pillar of Operational Efficiencies, aimed at improving the safety, reliability, and environmental performance of the Monterrey Station. The initiative involves replacing natural gas internal combustion engines with modern electric motors and optimizing operations to match pumping needs. These changes are expected to significantly reduce CO2 emissions and noise levels, improve coexistence with neighboring communities, and minimize operational risks associated with the use of combustion engines.

In 2024, the project achieved significant milestones, including the completion of the 34.5 KV electric line, installation of a 10 megavolt-amperes (MVA) transformer, and placement of critical equipment like switchgear and motor shelters. Maintenance on one of the main units was finalized, and construction of the primary electrical paths continues. The project remains on schedule, with the final commissioning planned for 2026, marking a significant step toward safer and more sustainable operations.

Replacement of units Galán Chimitá

The project to upgrade the Galán - Chimitá system aims to increase its transportation capacity to 42 thousand barrels per day (mbd) improving operational efficiency and reliability while reducing risks. Key achievements in 2024 included advancing the installation of new equipment, strengthening infrastructure, and ensuring the readiness of critical components to support the system’s expansion. These upgrades also ensure smoother operations and reliable deliveries to key locations, including the Lizama station and Río Sogamoso. We expect to commission the new units in 2025.

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

We have entered into transportation agreements with tanker trucks and barge companies to transport crude oil from locations that do not have pipeline connections to refineries and export facilities. The volume of refined products that cannot be transported by pipelines or tanker trucks due to capacity limitation, is transported by barges. During 2024, 47.9 million barrels of crude oil and refined products were transported by tanker trucks, and 8.5 million barrels of refined products were transported by barges, particularly using the Magdalena River, connecting Barrancabermeja with Barranquilla and Cartagena.

3.6.3	Marketing of Transportation Services

Cenit and its subsidiaries main line of business is the crude oil pipeline transport (76 % of revenues), followed by the refined products pipeline transport (16% of revenues) and ports and related services (8% of revenues). Both crude and refined product pipeline transport are regulated activities; crude oil pipeline transport services are regulated by the Ministry of Mines and Energy, while refined product pipeline transport services are regulated by the Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas or “CREG” by its acronym in Spanish).

Transportation contracts of crude oil may take several forms: ship or pay (payment for the availability of a fixed capacity in the system), ship and pay (payment for volumes actually transported), or spot contracts. The main users for the crude oil transportation business are Ecopetrol S.A., Frontera Energy, Trafigura, Parex, Hocol, and Vitol, who collectively represented 76% of this business segment’s revenues in 2024. Transportation services for crude oil provided to Ecopetrol S.A. represented 91% of this business segment’s crude oil transport revenues in 2024.

Cenit also transports refined products, and its main client is Ecopetrol S.A., which accounted for 39% of refined products pipeline transport revenues in 2024, mainly due to the transport of naphtha, diesel, and gasoline. Cenit also has 31 other fuel wholesalers’ customers for whom it transports refined products. The most significant among them are Organización Terpel, Primax Colombia, Chevron Petroleum Company, Biocombustibles S.A.S., Terpel Exportaciones and Petrobras Colombia.

Deregulated businesses, such as ports and crude-loading facilities, represent a smaller portion of Cenit and its subsidiaries revenue 8% in 2024. Clients for these businesses include some of the same parties for which Cenit provides crude oil and refined products transportation services.

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

The following table sets forth our average daily installed and actual refinery capacity for each of the last three years:

Table 39 – Average Daily Installed and Actual Refinery Capacity

	For the year ended December 31,
	2024			2023			2022
	Capacity	Throughput	Use	Capacity	Throughput	Use	Capacity	Throughput	Use
	(bpd)	(bpd)	(%)	(bpd)	(bpd)	(%)	(bpd)	(bpd)	(%)
Barrancabermeja	250,000	221,609	89	250,000	221,810	89	250,000	217,720	87
Cartagena(1)	210,000	192,205	92	210,000	197,824	94	210,000	140,005	67
Apiay	2,500	1,658	66	2,500	1,290	52	2,500	1,253	50
Orito	2,200	1,407	64	2,300	1,699	74	2,300	1,372	60
Total	464,700	416,879	90	464,800	422,623	91	464,800	360,350	78
(1)	Includes crudes and recirculated products.

3.7.1.1	Barrancabermeja Refinery

The Barrancabermeja refinery produced approximately 39.8% of the fuels consumed in Colombia in 2024, according to internal calculations made by us and Colombia’s fuel consumption as reported by the Ministry of Mines and Energy.

The following table sets forth the production of refined products of the Barrancabermeja refinery for the periods indicated.

Table 40 – Production of Refined Products from the Barrancabermeja Refinery

	For the year ended December 31,
	2024	2023	2022

	(bpd)
LPG, Propylene and Butane	11,446	11,252	10,695
Gasoline Fuels and Naphtha	57,385	60,034	59,421
Diesel	57,931	58,143	55,272
Jet Fuel and Kerosene	23,526	25,548	24,413
Fuel Oil	23,260	26,490	28,454
Lube Base Oils and Waxes	1,087	883	782
Aromatics and Solvents	2,517	2,298	2,337
Asphalts and Aromatic Tar	44,958	40,645	36,396
Polyethylene, Sulphur and Sulphuric Acid	1,351	1,376	1,282
Total	223,461	226,669	219,052
Difference between Inventory of Intermediate Product	1,511	(1,286)	1,720
Total Production	224,972	225,383	220,772

In 2024, total production from the Barrancabermeja refinery decreased by 0.2% compared to 2023, mainly due to a lower delivery of Caño Limon crude oil to the refinery, which implied a reduction in gasoline, diesel and jet yields and an increase in the production of heavy intermediate products. Moreover, the production of bases and waxes and aromatics increased to serve the national and international market.

We own and operate four petrochemical plants and one paraffin and lube plant located within the Barrancabermeja refinery. In 2024, we produced 44,237 tons of low-density polyethylene, an increase of 2.1% compared to the production of 43,320 tons in 2023. This increase was primarily due to the operational availability of the units associated with the polyethylene chain. We produced 655 mboe of aromatics (benzene, toluene, xylene, orthoxylene, heavy aromatics, and cyclohexane), a 9.4% of increase as compared to the production of 598 mboe of aromatics in 2023, mainly due to an increase in exports to the international market and greater operational availability of the unit.

The gross refining margin decreased from USD 15.7/Bl in 2023 to USD 10.3/Bl in 2024, primarily due to a price decrease of refined products compared to crude, mainly in petrochemical and industrial prices and a generalized drop in international refining cracks. In addition, due to lower delivery of Caño Limon crude oil, which resulted in lower yields of valuable products. The average conversion index for the Barrancabermeja refinery was 91% in 2024 and 89.7% in 2023. This increase was primarily due to an increase in exports of asphalt and other industrial products to international market accompanied by greater operational availability of the unit.

3.7.1.2	Cartagena Refinery

The following table sets forth the production of refined products from the Cartagena Refinery for the periods indicated.

Table 41 – Production of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2024	2023	2022

	(bpd)
LPG, Propylene and Butane	3,430	3,962	3,011
Gasoline Fuels and Naphtha	54,511	61,861	46,914
Diesel	80,438	93,575	61,732
Jet Fuel and Kerosene	11,798	12,312	7,870
Fuel Oil	16,124	18,920	15,871
Sulphur	441	550	361
Total	166,742	191,180	135,759
Difference between Inventory of Intermediate Product	17,071	1,339	74
Total Production (1)	183,813	192,519	135,833
Petcoke (Metric Tons)	1,036,703	1,023,556	710,867
(1)	Does not include petcoke.

The following tables set forth the imports and sales of refined products from the Cartagena Refinery for the periods indicated.

Table 42 – Imports and Sales of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2024	2023	2022

	(bpd)
Imports
Motor Fuels	—	—	1,633
Jet Fuel and Kerosene	—	—	616
LPG and Butane	1,524	1,538	2,204
Total Imports	1,524	1,538	4,452

	For the year ended December 31,
	2024	2023	2022

	(bpd)
Sales
Motor Fuels	33,208	35,626	36,747
Diesel	80,653	94,004	61,864
Jet Fuel and Kerosene	11,738	12,329	8,628
Fuel Oil	15,638	15,365	12,521
Other Products	58,224	52,143	30,666
Total Sales	199,461	209,467	150,427

During 2024, the Cartagena Refinery imported butane in order to achieve the planned feed of the Butamer Unit and to increase the production of alkylate.

Total sales decreased from USD 7,051 million in 2023 to USD 6,031 million in 2024. A total of 70 million barrels of crude were processed in 2024 compared to 72 million barrels of crude processed in 2023. Exports to international markets represented 21% of total sales (USD 1,265 million).

The gross refining margin decreased to USD 9.4/Bl in 2024 from USD 19.7/Bl in 2023, mainly due to weakening of refined products prices.

3.7.1.3	Esenttia S.A.

In 2024, Esenttia’s production totaled 322.8 thousand tons of petrochemical products, a 25% decrease compared to the 441 thousand tons produced in 2023, primarily driven by the company’s focus on addressing the increased oversupply of Asian products in the region by prioritizing sectors with higher value.

Table 43 – Operating Capacity of Esenttia

	For the year ended December 31,
	2024	2023	2022

	(Metric Tons)
Average capacity	570,000	505,940	494,695
Throughput	332,862	440,783	467,765
% Use	58%	87%	95%

3.7.1.4	Invercolsa

During 2024, Inversiones de Gases de Colombia S.A. (“Invercolsa”), registered 1.51 million users of natural gas, an increase of 4.5% compared to the 1.45 million users of natural gas in 2023. Additionally, non-controlled companies registered 2.59 million users of natural gas in 2024, an increase of 3.5% compared to the 2.50 million users of natural gas in 2023. Throughout 2022, Invercolsa completed the integration of its operations into the Ecopetrol Group, in connection with the increase in stake completed by Ecopetrol in November 2019. In May 2022, Ecopetrol reported that it had initiated the divestment of its participation in Invercolsa. As of the date of this annual report, this process is ongoing.

3.7.1.5	Biofuels

As of the date of this annual report, we have investments in the biofuel company Ecodiesel Colombia S.A., in which we own 50% of the shares, currently in operation with a capacity of 150 thousand tons of biodiesel per year.

In 2024, we faced certain challenges and reduced our production from 145 thousand tons in 2023 to 140 thousand tons in 2024. This represents a year-to-year decline of 3.46% and was due mainly to shortage of crude palm oil and a maintenance shutdown, which was partially offset by an increase in throughput, from 17.34 tons/hour in 2023 to 17.39 tons/hour in 2024.

3.7.2	Marketing and Supply of Refined Products

We are the main producer and supplier of refined products in Colombia. We market a full range of refined and feedstock products, including regular and high-octane gasoline, diesel fuel, jet fuel, LPG and petrochemical products, among others.

Domestic sales of refined products totaled 352.0 mboed and decreased by 7.9 mboed in 2024, 2% lower as compared to 2023. This decrease is primarily the result of the combined effects of a decrease in the demand for gasoline, partially offset by an increase in the demand of diesel fuel.

In 2024, 14.2 million barrels of diesel and 2.2 million barrels of gasoline produced by the Cartagena Refinery were allocated to complement the supply from the Barrancabermeja refinery and fulfill Colombia’s demand, avoiding larger imports and allowing us to maintain the share of the national market. In the same way, 7.9 million barrels of diluent produced by the Cartagena Refinery were used to transport crude reducing diluent imports. In addition, we imported petrochemicals to complement the national supply, generating additional sales of lubricating bases, polyethylene, hexanes, and others.

Exports of products increased by 2% (2.3 mboed) in 2024 compared to 2023, explained by an increase of 13.6 mboed in exports of vacuum gas oil and 5.0 mboed in exports of propane that partially offset a decrease of 15.9 mboed in exports of middle distillates.

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

ISA is organized as a Colombian stock corporation and as a mixed public services company. As of December 31, 2024, we owned 51.41% of ISA’s capital stock and other shareholders (including Colombian pension funds, international and local institutional investors, and retail shareholders) owned the remaining 48.59% of ISA’s capital stock.

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

ISA owns 49,677 kilometers of high-voltage grid circuits, which support the supply of energy in Latin America. As of December 31, 2024, ISA is in the process of constructing an additional 8,200 kilometers of high-voltage grid circuits, which are expected to begin operations in the short term.

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

The following table sets forth certain metrics related to ISA’s energy transmission operations for the periods indicated:

Table 44 – Key Electricity Transmission Metrics

	For the year ended December 31,
	2024	2023	2022
In Operation
Km of Circuit	49,677	49,426	48,766
MVA Installed Capacity	113,365	109,258	104,438
In Construction
Km of Circuit	8,200	6,897	4,928
MVA Capacity	15,306	16,321	16,451
Operational Results
Reliability	99.99%	99.99%	99.99%
Availability	99.83%	99.72%	99.82%

3.8.2.1	Electricity Transmission Activities in Colombia

In 2024, ISA’s subsidiaries electricity transmission activities in Colombia included 13,694 km of transmission lines. As of December 31, 2024, ISA owned and operated an aggregate transformation capacity of 23,471 MVA (Megavolt-Amperes), transforming high voltage electricity into low voltage electricity, and vice versa.

The following table sets forth ISA’s transmission lines and transformation capacity relating to electricity transmission activities in Colombia, for the periods indicated.

Table 45 - Transmission Infrastructure in Colombia

	For the year ended December 31,
	2024		2023		2022
	Transmission	Transformation	Transmission	Transformation	Transmission	Transformation
	Lines	Capacity	Lines	Capacity	Lines	Capacity
	(Km)	(MVA)	(Km)	(MVA)	(Km)	(MVA)
Colombia	13,694	23,471	13,635	23,371	13,569	22,721

3.8.2.2	Electricity Transmission Activities Outside Colombia

In 2024, ISA’s subsidiaries electricity transmission activities outside Colombia included 35,983 km of controlled transmission lines, where Brazil represents 43% of the total transmission infrastructure.

The following table sets forth ISA’s electricity transmission activities outside Colombia, for the periods indicated.

Table 46 - Transmission Infrastructure Outside Colombia

	For the year ended December 31,
	2024		2023		2022
	Transmission	Transformation	Transmission	Transformation	Transmission	Transformation
	Lines	Capacity	Lines	Capacity	Lines	Capacity
	(Km)	(MVA)	(Km)	(MVA)	(Km)	(MVA)
Brazil	21,293	67,403	21,065	64,307	20,828	62,157
Peru	12,155	16,172	12,191	15,260	11,836	13,240
Chile	1,948	5,850	1,948	5,850	1,948	5,850
Bolivia	587	470	587	470	587	470
Total	35,983	89,895	35,791	85,887	35,199	81,717

3.8.3	Toll Roads Concessions Activities

ISA designs, builds, operates, and maintains toll road infrastructure that connects millions of people in Chile, Colombia and Panamá. As of December 31, 2024, ISA was one of the largest intercity road operator and operated four concessions in Chile (Ruta del Maipo, Ruta de la Araucanía, Ruta de los Ríos and Ruta del Loa - A Sector), while in Colombia, it operated the Ruta Costera Concession. In total, it operated five toll roads concessions, which covered a total of 811 kilometers in these two countries and had 296 kilometers of new road infrastructure under construction in Ruta del Este in Panamá and Ruta Orbital Sur and Ruta del Loa - B Sector, in Chile. In the year ended December 31, 2024, 139 million vehicles traveled on roads operated by ISA.

The following tables set forth certain metrics related to ISA’s toll road concession operations in Colombia and Chile for the periods indicated:

Table 47 - Total Traffic (Vehicles)

	For the year ended December 31,
	Road Length
	(Km)(1)	2024	2023	2022
COLOMBIA
Ruta Costera	146	8,685,033	9,032,156	7,453,152
CHILE
Ruta del Maipo	237	95,877,049	95,492,117	100,780,722
Ruta del Bosque(2)	—	—	—	21,874,196
Ruta de la Araucania	144	23,476,965	23,740,110	25,883,823
Ruta de los Ríos	172	10,079,544	10,471,290	11,255,310
Ruta del Loa	112	743,345	—	—
Total	811	138,861,936	138,735,673	167,247,203

(1)Road length for the year ended December 31, 2024.

(2)Expired in February, 2023.

In 2024, ISA subsidiaries in Panama and Chile were awarded road concession contracts. Both contracts are currently in the design phase. Also, 25 kilometers corresponding to the B Sector of Ruta del Loa remain under construction.

Road Length (Km)
CHILE
Proyecto Orbital Sur Santiago – Ruta Orbital Sur	25

PANAMÁ
Carretera Panamericana Este – Ruta del Este	246

Total	271

3.8.4	Telecommunications and ICT

Within the telecommunications segment, InterNexa provides connectivity solutions, especially in urban and interurban fiber optics, in a wholesale model, to provide network and data center infrastructure in Colombia and Peru, and with commercial presence in the United States. As of December 2024, InterNexa had over 30,000 kilometers of optical fiber and operated data centers in Medellín and Bogotá. Its strategy focuses on strengthening their position as a wholesale operator of fiber optic connectivity services and data center integration, while increasing its scale with attributes of reliability, proximity and agility to maximize efficiency and productivity, and on accompanying the evolution and growth of its clients.

In 2024, ISA sold Internexa Argentina, Internexa Brasil and Internexa Chile. These transactions are expected to allow Internexa to focus on the telecommunications business in locations where it has greater relevance.

Additionally, InterNexa is developing infrastructure businesses under the “InfraCo” model, focused on acquiring or building networks to lease them under long-term partnerships, enhancing its capacity to deliver high-value solutions to its clients.

In Colombia, InterNexa is working with the Ministry of Information and Communication Technologies (MinTIC) in the “ConectiVIDAd para Cambiar Vidas” project, which aims to bring connectivity to remote areas of the country and contribute to closing the digital gap.

3.9Research and Development; Intellectual Property

As a key lever of our TESG strategy, technology and innovation are essential to our efforts to add value to our business segments. Value generation is achieved through the development of proprietary technologies and competitive advantages and the adaptation of third-party technologies to our processes.

Our main innovation and technology development center is the Colombian Petroleum and Energies of the Transition Institute (Instituto Colombiano del Petróleo or “ICPET” for its acronym in Spanish), established in 1985 and located in Piedecuesta, Santander. The scope of the ICPET activities covers our entire value chain: exploration, production refining, transportation, trading, and marketing including asset integrity and environmental sustainability and energy transition technologies.

Ecopetrol has focused its research, technology development and innovation efforts in four main clusters and areas:

(i) Hydrocarbons cluster. The main goal of this pillar is to support the results of the traditional business of Ecopetrol reaching differential goals in their exploration, production and refining activities with technology. It includes seismic processing technologies, geological modeling, enhance oil recovery methods, new additives for improving production/transport of oil and advance technologies and modeling of refining processes.

(ii) Energy transition cluster. We support decarbonization and energy transition corporate plans through studies related to energy efficiency, and to the implementation of CCUS, sustainable fuels, renewables energies and the hydrogen value chain. We are incorporating multi-scale technological approaches to identify, quantify, characterize, and abate methane emissions to reduce our impact on climate. Furthermore, we are conducting studies to establish carbon stocks and fluxes associated to strategic ecosystems, to promote transparent carbon compensation projects related to nature-based solutions, and to reduce the risk of biodiversity loss in Colombia and we also work modeling and developing tools to optimize the energy value chain.

(iii) Circular Economy and Sustainability cluster. In these clusters we are exploring opportunities to increase circularity in our operations, considering not only recycling and the safe disposal of residues, but also initiatives for reuse, remanufacturing, and repurposing. Since water represents a critical resource, this area includes a technology–enabled water management program that encompasses the conservation, recycling, reuse, and valuation of production water streams. The production and upscaling of high-performance materials from petroleum molecules, that could be the base for advanced, sustainable, reusable, non-combustion products, are also part of our research, development, and innovation efforts, aimed at reducing our scope 3 CO2 emissions. We are working mainly in mechanical and chemical plastic recycling and biopolymer

(iv) Technology Services Management: We lead the various strategies to ensure the delivery of laboratory work-based solutions as part of the technology support provided by ICPET to the corporate business plan covering both hydrocarbons and energy transition projects. Additionally, management aims to continuously improve the research and development facilities at ICPET’s location in Piedecuesta, Colombia. This includes specialized maintenance, updates, automation, robotization and the implementation of digital transformation solutions to ensure the sustainable and more efficient operation of our technology assets.

Each year we bring to the Colombian National Council for Tax Benefits (Consejo Nacional de Beneficios Tributarios, or “CNBT” for its acronym in Spanish) our research, technology development projects and innovation initiatives, to obtain certifications for its science and technology investments. The CNBT certifies eligible science and technology investments, which are deductible from income tax upon execution.

Our intangible assets are preserved through a technology valuation process and an intellectual property protection process, which include the consolidation of trade secrets, patents, copyrights, trademarks, industrial designs, publications in peer reviewed journals and presentations in prime level technical events. Ecopetrol has filed 330 patent applications in the last 19 years, that include innovative technologies such as (i) acrylic electrospun membranes doped with sulfonated petcoke and it application in cations removal in water, (ii) optimization of the cyclic steam stimulation process in heavy oil reservoirs through the use of metallic nanoparticles in solvents, (iii) procedure for the formulation of linseed oil in water emulsions stabilized with manganese oxide (MnO2) to enhance the ignition in in-situ combustion processes y (iv) mist equipment for subsoil steam generation by means of mist injection for crude oil recovery.

As of December 31, 2024, we held 138 patents. In Colombia, we have been also granted new patents related to the following technologies, (i) acceleration nozzle system for generating preformed foam at the wellhead for self-selectivity of steam injection comprising two opposing nozzles, (ii) a diluent injection monitoring and control system for dehydration of heavy and extra-heavy crude oil, (iii) staged polymeric fluid injection control system and improved valve for positioning in mandrels and pipes, (iv) electrolytic reactor for polishing oilfield production water comprising a pressurized vessel with a geared agitator and deflectors, (v) device for coalescing oil droplets dispersed in industrial wastewater by magnetic fields, (vi) device for pressure and flow control in selective injection of polymeric solutions used in enhanced oil recovery, and (vii) industrial wastewater polishing process for removal of total oil hydrocarbons by means of a filtration train. We currently hold patents in Colombia, the United States, Mexico, Argentina, Peru, Venezuela, Brazil, Russia, Nigeria, Indonesia, India, and Malaysia.

As of December 31, 2024, 30 technologies have been commercialized, with different business and technology transfers models to Colombian and multinational companies, thus achieving their monetization and generating additional income for the Company for USD 1.58 million.

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

The contracts for the exploration and exploitation of hydrocarbons signed with the ANH are regulated through “Agreements” (Acuerdos in Spanish) issued by the ANH. Notwithstanding the ongoing modifications to the area allocation regime established by the ANH, the rules and agreements under which the aforementioned contracts were originally executed or subsequently modified shall govern these contracts until their termination.

Agreement 004 of 2012, as issued by the ANH, repealed Agreement 008 of 2004 and sets forth the rules governing the award of exploration and production areas and the execution of contracts. As set forth below, Agreement 002 of 2017 replaces this Acuerdo and was amended by Agreement 009 of 2021 and Agreement 003 of 2022 (amended by Agreement 002 of 2023). Each agreement entered into with ANH is ruled by the Acuerdo that was in effect on the date of execution of the relevant agreement.

Agreement 003 of 2014, as issued by the ANH and modified by Agreement 005 of 2015, complements Agreement 004 of 2012 (which was replaced by Agreement 002 of 2017) by setting forth the contractual framework for the carrying out of activities in unconventional reservoirs, the procurement regulations for the exploration and exploitation of unconventional fields and the procurement process for the awarding of hydrocarbon exploration and exploitation areas.

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

Agreement 002 of 2017, modified by Annex I of Agreement 03 of 2022, replaces Agreement 004 of 2012, Agreement 003 of 2014, and Agreements 002, 003, 004 and 005 of 2015. It establishes the general structure of the New Regulation for Administration and Assignment of Areas and the general guidelines regarding future hydrocarbon contracts in Colombia. Seeking the interests of the Nation, the market conditions, the national hydrocarbon sector strategy, the competitive context of producer countries and the Nation’s social and environmental evolution.

Agreement 002 of 2017 adapts the existing regulations for the selection of contractors, and the applicable rules for the award, execution, termination, liquidation, monitoring, control and surveillance of the contracts signed with the ANH. Regarding unconventional reservoirs, this agreement also establishes the need to sign additional contracts and additional arrangements for the industry to exploit unconventional reservoirs in Colombia.

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

On February 18, 2019, the ANH issued the Agreement 003 to clarify the moment in which contractors may withdraw from the contracts signed with the ANH and also presents another alternative for those interested in the PPAA when they belong to business groups, other than the issuance of a parent company guarantee.

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

Agreement 001 of March 27, 2020 of the ANH regulates the transfer of activities or investments between legal instruments signed with the ANH to promote exploratory investment in the country and to seek the incorporation of new reserves, repealing specific articles of Agreement 002 of 2017.

Agreement 006 of September 11, 2020 of the ANH, amended by Agreement 004 of 2021, added certain rules from Agreement 18 of 2004, Agreement 04 of 2005, Agreement 21 of 2006, and Agreement 02 of 2017 to the Contracting Regulations for the Exploration and Exploitation of Hydrocarbons, to allow entities to carry out PPII on hydrocarbons in unconventional reservoirs with the use of the Multistage Hydraulic Fracturing with Horizontal Drilling (Fracturamiento Hidráulico Multietapa con Perforación Horizontal or “FHPH” for its acronym in Spanish) technique. These terms and conditions were modified by Agreements 007, 008 and 009 of 2020 establishing the final terms and conditions for the selection of contractors by the ANH to perform the aforementioned hydrocarbons activities, as well as the final terms of the CEPI to be executed.

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

Agreement 009 of October 12, 2021, issued by the ANH, amended Agreement 002 of 2017 and established the annex 1 with the compiled and updated rules to allocate and entitle areas to develop exploration and production of hydrocarbons in Colombia and the procedures to perform the contractual obligations agreed according to these rules.

Resolution 728 of October 14, 2021, issued by the ANH, provided the terms and conditions to carry out “Benefit Programs for the Communities” established in the geographic areas covered by E&P agreements. In accordance with this resolution, E&P contracts oblige operators to develop programs for the benefit of the communities where the E&P activities take place.

The ANH also issued Agreement 10 of November 12, 2021 and established the possibility to comply with exploratory obligations in E&P and TEA agreements, as well as in any Convenios by drilling A3 or A2 wells in any area of the Colombian territory that is included in the land map provided by the ANH. This possibility would apply for wells that were drilled in 2021 and 2022. If any company wants to use this possibility, its legal representative shall previously notify the ANH. Regarding CEPI contracts ruled by Agreement 06 of 2021, this Agreement, established specific procedures and alternatives that the contractor has for certification of compliance obligations under this type of special agreement including: effective investment performance criteria, obligation to deliver technical information to the Petroleum Information Bank of the Colombian Geological Service and allocation of the investment performed by the contractor. This Agreement was regulated by Resolution 10882 of 2021, issued by the ANH as well.

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

Agreement 003 of July 25, 2022, issued by the ANH and amended by Agreement 003 of 2024, by which the regulations for the selection of contractors and allocation of areas for exploration and exploitation of hydrocarbons are adopted and partially superseded Agreement 002 of 2017.

Agreement 004 of July 25, 2022, issued by the ANH, establishes the conditions for the nomination of areas returned to the ANH in the frame of PPAA process. This Agreement was repealed by Agreement 008 of 2024.

Agreement 005 of July 25, 2022, issued by the ANH, establishes new criteria for the administration of contracts and agreements for hydrocarbon exploration and production and extended the term provided by Agreement 10 of 2021 for drilling of A2 and A3 wells until the ANH’s council determines otherwise.

Agreement 006 of August 5, 2022, issued by the ANH, by which the model minute for “shared production” was approved for areas which are under production and are being returned to the nation. This Agreement was repealed by Agreement 008 of 2024.

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

Resolution 40622 of October 17, 2023, issued by the Ministry of Mines and Energy establishes the technical requirements for the temporary suspension, and the temporary and definitive abandonment of hydrocarbon exploration and production activities, and partially modified Resolution 181495 of 2009. This resolution clarified the possibility of temporarily abandoning offshore wells and is expected to have a positive impact on the development of deepwater projects in Colombia.

Agreement 002 of April 30, 2024, issued by the ANH, established that, in all cases involving E&P contracts and additional contracts for unconventional reservoirs, where an exploratory program with unconventional techniques was agreed, contractors may voluntarily adhere to the Agreement and choose one of the following alternatives: (i) modification of the Exploratory Program to restrict it to conventional techniques; (ii) suspension by mutual agreement of all obligations assumed by the contractor, including economic and financial obligations; or (iii) termination by mutual agreement. As of the ANH approves the contractor’s request to adhere to the Agreement, all obligations related to the contracts, including economic rights, will cease and will only resume when the exploratory program is modified, under the terms agreed in the respective amendment of the contracts.

Additionally, this Agreement sets forth the conditions under which contractors of unconventional reservoirs contracts or additional contract for unconventional reservoirs may request the modification of the agreed exploratory program to modify its execution toward the exploration and production of hydrocarbons using conventional techniques. In such cases, the obligations derived from the exploratory program for unconventional reservoirs will be terminated.

Finally, regarding the performance guarantees for the contracts under this Agreement, contractors may request a reduction to a minimum amount of USD 100,000 for the period during which the activities remain suspended or until the selected alternative becomes effective.

Agreement 003 of April 30, 2024, issued by the ANH, amended Agreement 003 of 2022 and established that the ANH may contract the operation and management of areas with productive assets that become property of the Nation due to termination of the production period, reversion of productive assets, or any other situation where the management of productive assets of the Nation is necessary. This Agreement was regulated through Agreement 008 of 2024 as explained below.

Agreement 004 of September 27, 2024, issued by the ANH, amended Agreement 002 of 2017, Agreement 009 of 2021, and Agreement 003 of 2022 and established guidelines (definition, scope, mechanisms, and methods of compliance) related to the obligations of contributions for training, institutional strengthening, and technology transfer under the contracts and agreements entered with the ANH.

Agreement 008 of December 2, 2024, issued by the ANH, repealed Agreement 004 of 2022 and Agreement 006 of 2022 and established the terms and conditions for contracting the operation and management of areas with productive assets owned by the Nation, due to events such as the end of the production period, reversion of productive assets, or, in general, when the management of the Nation’s productive assets is necessary for production in discovered reservoirs.

Agreement 009 of December 2, 2024, issued by the ANH, approved the final terms of reference for the “Permanent Process for Selecting Contractors for the Operation and Management of Areas with Productive Assets” and the draft of the “Contract for the Operation and Management of Areas with Productive Assets”. Additionally, it authorized the President of the ANH to direct and manage the “Permanent Process for Selecting Contractors for the Operation and Management of Areas with Productive Assets” until its conclusion and to issue the contract drafts necessary to incorporate new areas with productive assets.

Resolution 40537 of December 11, 2024, issued by the Ministry of Mines and Energy, repealed Resolution 181495 of 2009 and established new technical measures for the development of activities related to exploration and production of hydrocarbons in the national territory. Some measures established by the Resolution are: (i) the unification and updating of applicable technical and environmental regulations: (ii) the authorization of an initial production period under certain conditions while the definitive environmental license is being processed; (iii) the definition of criteria for classifying wells and procedures for drilling and exploitation; (iv) goals and measures regarding carbon neutrality and climate resilience are highlighted, encouraging the oil industry’s plans and strategies for decarbonization and energy efficiency, among others.

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

On May 26, 2015, the Ministry of Environment and Sustainable Development (Ministerio de Ambiente y Desarrollo Sostenible or “MADS” for its acronym in Spanish) issued Decree 1076 of 2015, which compiles most of Colombian regulations in force regarding environment and sustainable development, including those applicable to environmental licenses.

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

The MADS is also responsible for issuing regulation and establishing climate change policies for different sectors in Colombia. The Ecopetrol Group complies with all applicable regulations. MADS is responsible for issuing regulation regarding Law 1931 of 2018 (amended by Law 2294 of 2023) (also known as the “Climate Change Law”), which outlines provisions for the establishment of a National Program of Greenhouse Gas (“GHG”) Tradable Emission Quotas (Programa Nacional de Cupos Transables de Emisión de Gases de Efecto Invernadero or “PNCTE” for its acronym in Spanish). The PNCTE must be fully implemented by 2030. The MADS is also responsible for the National Emission Reductions Registry (Registro Nacional de Reducción de Emisiones de Gases de Efecto Invernadero or “RENARE” for its acronym in Spanish), in which companies must register verified GHG emission reductions (Article 175 of Law 1753 of 2015, modified by article 230 of Law 2294 of 2023, and partially regulated by Resolution 418 of 2024, issued by MADS) RENARE started operating in 2021. As part of our continuous monitoring of climate change requirements, we also participated in a regulatory process related to the issuance of Resolution 40066 of 2022 regarding the reduction of fugitive emissions and routine flaring, led by the Ministry of Mines and Energy. A company that does not comply with the applicable environmental laws and regulations, does not execute the corresponding PMAs approved by the environmental authority or ignores the requirements imposed by an environmental license may be subject to an administrative sanction proceeding initiated either by the ANLA or the regional environmental authorities established by Law 1333 of 2009, modified by Law 2387 of 2024, without disregard to the criminal actions that may take place in accordance with law 2111 of 2021. The proceeding may result in oral or written warnings, monetary penalties, fines, license revocation or the temporary or permanent suspension of the activity being undertaken. Besides administrative sanctions, the Colombian judiciary or other law enforcement authorities may also impose civil and even criminal sanctions if environmental damages are verified as a consequence of having breached the environmental laws and regulations applicable to the project.

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

Colombia is one of the 14 countries to approve the Escazú Agreement. Said agreement was adopted by means of Law 2273 of 2022. On August 28, 2024, the Colombian Constitutional Court confirmed the constitutionality of this law. In this sense, no significant changes are expected in its content that could affect the meaning or main objective of the Escazú Agreement, which is in line with Article 23 of the Escazú Agreement, which expressly establishes that deviations are not admitted. For more information see section Risk Review—Risk Factors—Risks Related to Our Business—Our operations, including our activities in areas classified as indigenous reserves and Afro-Colombian lands, could be subject to opposition from members of various communities.

New environmental regulations

Law No. 2327 dated September 13, 2023 (the “Environmental Liabilities Law”), issued by MADS. It contains provisions related to the definition of environmental liability, guidelines for its management, and, in general, provides for a general legal framework for environmental liabilities arising out of the development of projects and works, particularly concerning those environmental liabilities for which a responsible party cannot be easily determined. The law is particularly relevant in the context of hydrocarbon projects, which carry environmental contingencies that may result in environmental liabilities.

The National Government had one year as of the enactment date of the Environmental Liabilities Law to draft and release the environmental liability management public policy guidelines. MADS, in coordination with the Ministry of Finance and Public Credit, would establish the system and method for the financing and allocation of resources for environmental liabilities management. MADS had a term of six months as of the enactment date of Law No. 2327 to issue new regulations to structure the application of the Environmental Liabilities Law. As of the date of this annual report, the issuance of guidelines for the formulation, implementation and evaluation of public policy on the management of environmental liabilities by the National Government and the MADS is pending. Moreover, the Environmental Liabilities Information System was established in accordance with these new legal provisions, which must also include an Environmental Liabilities Registry (REPA, for its acronym in Spanish) as the information management tool.

Decree 0582 of July 5, 2024, MADS modified Decree 1076 of 2015 regarding environmental licenses grants for projects of exploration and use of virtually polluting alternative energy sources in Colombia. This new rule extends the definition of virtually polluting alternative energy sources to Non-Conventional Renewable Energy Sources (FNCER) defined in Decree 1715 of 2014. ANLA is the competent environmental authority to issue environmental licenses for exploitation projects of virtually polluting alternative energy sources with installed capacity equal to or greater than 50 MW. Prior to the issuance of this Decree, ANLA’s competence covered projects with installed capacity equal to or higher than 100 MW. The Regional Authorities are granted competence to issue environmental licenses for projects of exploitation of virtually polluting alternative energy sources with installed capacity greater than 10 MW and less than 50 MW. Prior to the issuance of this Decree, CAR’s competence covered projects with installed capacity higher than 10 MW and less than or equal to 100 MW. This Decree only applies to projects that file a license application after October 5, 2024.

On July 11, 2024, by means of ruling C-280 of 2024, the Constitutional Court of Colombia declared the conditional constitutionality of the second paragraph of Article 57 of Law 99 of 1993, under the understanding that there is a constitutional protection deficit and establishes the obligation to include an evaluation of climate change impacts in the Environmental Impact Assessments (EIA). This requirement is expected to be enforceable for environmental license applications or renewals submitted on or after August 1, 2025. However, to this date there is no update on the reference terms for environmental licensing to include the evaluation of climate change impacts in the EIA submission. As of the date hereof, the MADS has submitted a draft Resolution to set forth generic terms of reference for the preparation of environmental impact studies in relation to the evaluation of climate change impacts that may be produced by works or activities whose execution requires an environmental license.

Law 2387 dated July 25, 2024, issued by MADS, which modifies the environmental administrative sanctioning regime. The most relevant aspects of this regulation include the following: (i) the increase of the liability and the amount of pecuniary fines (the new law establishes that the fines will be of up to 100,000 minimum legal monthly salaries); (ii) the inclusion of stage of closing arguments in the environmental administrative investigation process, as established in Article 48 of Law 1437 of 2011 (this stage was previously granted by certain regional environmental authorities, but it was not standardized as a stage of the procedure at the national level); (iii) the possibility of suspension and early termination of the environmental administrative investigation process (this provision allows the environmental administrative investigation process to be suspended and eventually terminated if the infringer proposes and conducts corrective measures and/or compensation for the environmental damage caused); (vi) the definition of Environmental Damage, understood as the partial or total deterioration, alteration or destruction of the environment, and; (v) the event of liquidation, reorganization, or insolvency of a legal entity, according to which the legal counsel or liquidator must inform the environmental authority immediately and provide guarantees to ensure the payment of the obligations arising from the environmental administrative investigation. This new regulation is in force as of its enactment, repealing all contrary provisions. These modifications have direct effects on the ongoing environmental administrative investigations.

On August 28, 2024, the Colombian Constitutional Court issued its decision regarding the constitutionality of Law 2273 of 2022, which approves the Regional Agreement on Access to Information, Public Participation, and Access to Justice in Environmental Matters in Latin America and the Caribbean, commonly known as the Escazú Agreement. The primary objectives of Law 2273 of 2022 are to: (i) ensure access to environmental information, (ii) promote public participation in environmental decision-making processes, (iii) guarantee access to justice in environmental matters, and (iv) protect human rights defenders in environmental issues.

The Ministry of the Internal Affairs issued Decree 1094 dated August 28, 2024, which recognizes the mandate of the Territorial Economic and Environmental Authority (ATEA) as an instrument of law of the traditional authorities of the indigenous peoples of the Regional Indigenous Council of Cauca-CRIC. The aforementioned Decree establishes the powers of the ATEA, the operation and coordination mechanisms with the public authorities for its exercise in the territories that comprise it within the framework of autonomy and self-determination.

On October 15 of 2024, MADS issued Decree 1275, which established the measures required for the operation of the indigenous territories in environmental matters and the development of the environmental powers assigned to the indigenous authorities and their effective coordination with other administrative authorities and/or entities. The traditional indigenous authorities, the authorities of the indigenous territories, the indigenous cabildos and other similar self-government structures in their indigenous reserves, among others, will become part of the National Environmental System (“SINA” for its acronym in Spanish) and will perform its powers related to territorial environmental planning, determination of regulation, management and governance mechanisms for the preservation, conservation, restoration, protection, care, use and management of natural resources in accordance with Article 15 of OIT Convention 169. Said Decree 1275 does not indicate who will have the authority to authorize or deny procedures, permits and/or authorizations for projects whose area of influence includes Indigenous Territories, nor does it mention the implications on projects, works or activities with instruments in force, which are being executed in areas of Indigenous Territories. It is also important to note that according to the scope of application of said Decree, established in Article 4, Afro-descendant people were not included as part of the recognition as environmental authorities.

By means of Resolution 418 of 2024, MADS partially regulated article 175 of Law 1753 of 2015 (modified by article 230 of Law 2294 of 2023) regarding the definition of the administration of the National Greenhouse Gas Emissions Reduction and Removal Registry – RENARE.

3.10.1.1.2Royalties

In Colombia, the State is the owner of minerals and non-renewable resources located in the subsurface, including hydrocarbons. Thus, companies engaged in exploration and production of hydrocarbons, such as us, must pay to the ANH, as representative of the Government of Colombia, a royalty on the production volume of each production field, as determined by the ANH.

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

With the issuance of Law 2056 of 2020 (“Through which the organization and operation of the general system of royalties is regulated”), the royalties’ regime applicable to the hydrocarbon fields on which there have been made additional investments aimed at increasing the recovery factor of existing deposits was established. Article 18 of this law established that all the volumes produced in these fields will be considered incremental.

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

According to Resolution CREG 057 of 1996, natural gas producers, such as us, are not allowed to have significant economic interests in gas transportation companies. Accordingly, we currently do not perform any natural gas transportation activities. On the other hand, and by virtue of the publication of Decree 1467 of 2024, where the Ministry of Mines and Energy incorporates the definition of Infrastructure Conversion and the possibility of using existing infrastructure from hydrocarbon transportation activities for natural gas transportation, analyses are currently being carried out to assess the technical adaptation of crude oil transportation infrastructure for natural gas transportation, as well as other regulatory adjustments that allow for its proper remuneration. In such cases, the Decree establishes that the transportation service provided through converted infrastructure must be provided by a Natural Gas Transporter agent.

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

In 2014, MME updated the transportation regulation and the rate calculation method for this line of business. It introduced a framework for the secondary market and incentives for new pipeline construction and current pipeline capacity expansions. According to the Petroleum Code, rates must be revised every four years.

During the scheduled revision of 2019, MME, by means of Resolutions 31123 and 31132 of 2019, modified Resolution 72146 of 2014 and established the applicable rules for transportation and oil production companies to negotiate tariffs for the next four years. Once the negotiation period was over, MME issued a series of resolutions to set the applicable tariffs for transportation of crude oil through pipelines. Such resolutions were in line with the tariff methodology that has been in place since 2014, providing more regulatory stability to midstream companies until June 2023.

In August 2022, MME started a consultation process to review, adjust, and update the methodology for setting crude oil tariffs. The scope of the study required contractors to prepare a document proposing changes to the current methodology determined by Resolution No. 72146 of 2014. The main results of such study were published and analyzed, and the various stakeholders presented their comments to MME.

On March 30, 2023, MME published Resolution No. 279 of 2023, which determined that the tariffs set for the period of July 2019 to June 2023 would remain in force until new tariffs were set for the period of July 2023 to June 2027, according to a new methodology yet to be defined. Any tariff or methodology revision must always be developed under the premise of an adequate compensation for investments and incentives for access and proper provision of the service for all agents, for which the Ministry must publish the proposed resolution for comments from the agents before its final issuance.

On May 16, 2024, MME published a draft resolution to update the Pipeline Tariff Methodology but maintaining the essence of the current regulation, introducing modifications concerning contingency management and procedures that shippers must follow to certify the crude oils entering the system for transportation, and rules for volumetric compensation applicable to determine the tariff for this activity. The proposed tariff methodology promotes direct agreements between transporters and shippers. Additionally, compared to the current methodology established in Resolution MME 72146 of 2014, various adjustments were proposed, analyzed and commented on by Cenit and its subsidiary companies within the stipulated time frame.

On August 26, 2024, MME issued Resolution No. 895 of 2024 to (i) lift the suspension indicated in Resolution No. 279 of 2023 and allow transporters to carry out the annual update of pipeline tariffs starting on September 1, 2024; and (ii) maintain the suspension of negotiation period regulations established in articles 5A, 5B, 5C, and 5D of Resolution No. 72146 of 2014.

Hydrocarbon Ports

The Port Superintendence is the authority that oversees the port business for crude oil and refined products. Although this business is not highly regulated, market participants are required to report certain information to the Port Superintendence.

With the purpose of regulating the administrative management of the ports, Law 1 of 1991 was issued, which defines the Port Concession Contract. This document allows a port company to temporarily occupy and use the beach, low tide and accessory areas in exchange for a consideration paid to the nation.

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

With draft Resolution CREG 705 002 of 2022, the Energy and Gas Regulatory Commission (CREG), proposed a tariff methodology for the remuneration of the transportation of liquid fuels and liquefied petroleum gas (LPG) through pipelines. This regulatory proposal aims to guarantee a fair and efficient tariff structure, promoting investment in infrastructure and improving service quality. Among the most relevant elements of the resolution are the integration of remuneration for liquid fuels and LPG, the consideration of the technical conditions of the transported products, and the inclusion of mechanisms for the remuneration of infrastructure defined by the central planner. The issuance process of the new methodology is expected to be completed during the first half of 2025.

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

Wholesale marketing, transportation, distribution and retail marketing of LPG are mainly regulated by CREG Resolution 74 of 1996, and subsequent resolutions. LPG in Colombia is primarily obtained through our refineries, field production and imports. The LPG must meet minimum quality standards to be marketed. Our marketing activities are regulated by CREG Resolution 53 of 2011 (as amended by CREG Resolutions 108 of 2011, 154 of 2014, 19 of 2015, 18, 63, 64 of 2016, 171 of 2017 and 103 00-2 of 2022). The LPG price is regulated by CREG Resolutions 66 of 2007 (as amended by CREG Resolutions 59 of 2008, 002 of 2009, 123 of 2010, 95 of 2011, and 65 and 129 of 2016) as well as by CREG Resolution 80 of 2017 which sets forth that the price of LPG imported by us, which is meant to be marketed for the provision of public utilities, shall be the result of competitive procedures. In Resolution 108 of 2021, issued by CREG, was established the “opción tarifaria” mechanism or “rate option”, which was a temporary mechanism that defered on time the impact of the international rate hikes on the selling price of LPG to the final user.

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

Decree 1073 of 2015 establishes the minimum technical requirements for the construction of storage plants and service stations. This Decree also regulates the distribution of liquid fuels, except LPG establishing the minimum requirements for distributors and the activities and types of agreements permitted for these agents. The Ministry of Mines and Energy also regulates the types of liquid fuels that can be sold and purchased and the penalties for noncompliance with governmental regulations. Decree 1310 of 2024 amended Decree 1073 of 2015, including some rules regarding the strategic storage of GLP and liquid fuels in the border areas.

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

Pursuant to Law 2294 of 2023, National Congress approved article 245 to assign the volume of fuels with tax and economic benefits to the final consumers of the municipalities. During the fourth quarter of 2025, the National Government is expected to define the methodology for applying tax benefits and mechanisms to control market saturation in the wholesale and retail distribution segment of liquid petroleum fuels in border areas.

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

Article 35 of the National Development Plan 2018-2022 (Law 1955 of 2019) established that the Ministry of Finance and Public Credit and the Ministry of Mines and Energy would define the methodology for calculating the producer’s income value of liquid fuels and biofuels, as well as the rates and margins associated with the remuneration of the entire chain of transportation, logistics, marketing, and distribution of such fuels that are part of the regulated market.

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

On June 8, 2024, the Ministry of Mines and Energy settled its net position corresponding to the second quarter of 2023 in favor of (i) Ecopetrol S.A., for an amount of COP 4,109,054,714,024.82, by means of Resolution 0540, and (ii) Refinería de Cartagena S.A.S., for an amount of COP 1,008,291,095,755.84, by means of Resolution 00541.

On September 10, 2024, the Ministry of Mines and Energy settled its net position corresponding to the third quarter of 2023 in favor of (i) Ecopetrol S.A., for an amount of COP 3,749,512,065,086.77, by means of Resolution 01012, and (ii) Refinería de Cartagena S.A.S., for an amount of COP 965,950,525,099.75, by means of Resolution 01011.

On November 15, 2024, the Ministry of Mines and Energy settled its net position corresponding to the fourth quarter of 2023 in favor of (i) Ecopetrol S.A., for an amount of COP 2,286,216,138,799.36, by means of Resolution 01507, and (ii) Refinería de Cartagena S.A.S., for an amount of COP 555,059,027,840.35, by means of Resolution 01508.

On June 18, 2024, the MHCP issued Decree 0763, establishing that the income for fossil fuel producers of regular motor gasoline and ACPM-Diesel acquired by (i) agents authorized as large consumers; or (ii) those final consumers with an average annual consumption exceeding 20,000 gallons per month, regardless of their consumption per facility or delivery point, must be at least the international parity price. This means that the fuel acquired by these entities will not be stabilized or subsidized by the FEPC.

Resolution 40304 of August 2, 2024, established the procedure for determining the international parity price to be used as producer income within the price stabilization differential mechanism. It is the obligation of the refining or importing agent to calculate the producer income, publish it on their official website, and communicate it to their wholesale distributor clients and maritime service stations. Subsequently, wholesale distributors must communicate the resulting prices to retail distributors acting as industrial marketers, who, in turn, must communicate them to their large consumer and final consumer clients subject to the differential mechanism.

Resolution 40305 of August 2, 2024, established that, twice a year, the MME will publish on the SICOM platform and its website a list of large consumers and final consumers to whom the price stabilization differential mechanism applies. To determine inclusion on this list, the MME will use data on the volume of liquid fuels dispatched by refining agents, importers, wholesale distributors, and retail distributors acting as industrial marketers or maritime service stations over the last twelve (12) months as of each cutoff date.

On March 28, 2025, the Ministry of Mines and Energy settled its net position corresponding to the first quarter of 2024 in favor of (i) Ecopetrol S.A., for an amount of COP 1,727,183,344,199.28 by means of Resolution 299, and (ii) Refinería de Cartagena S.A.S., for an amount of COP 501,867,931,397.22 by means of Resolution 300.

Payments received from FEPC in 2024 and 2025 are made in cash or through Colombian Government treasury securities, which remain in Ecopetrol’s treasury until they are sold.

3.10.3.3	Regulation of Biofuels, Biogas and Related Activities

The sale and distribution of biofuels and biogas is regulated by the Ministry of Mines and Energy. Regulations establish the quality and pricing standards for biofuels and impose minimum requirements for mixing ethanol with gasoline and biodiesel with diesel. Resolution 40447 of October 31, 2022, amended by Resolution 40391 of 2023 and 40431 of 2024, orders retail distributors, such as fuel service stations, and wholesale or large distributors of fuel, to only commercialize blended fuels with a specific percentage of biofuel or fuel alcohol per gallon, depending on the month and year of the commercialization.

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

In May 2023, the National Congress approved National Development Plan 2022-2026 through Law 2294 of 2023. In connection with biofuels, biogas and related activities provides that the Ministry of Agriculture and Rural Development, the MADS and the MME regulate the proportion of biofuels present in the mix of liquid fuels, due to the relationship between biofuels and the agricultural sector. It also established the framework to intervene in the FEPC regulation prices methodology as well as regulation related to strategic storage of fuels, biofuels, LPG and others.

3.10.4	Regulation of the Natural Gas Market

Decree 1073 of 2015, Part 2, Title 2, Chapter 2, modified by Decree 1467 of 2024, established that all producers have to issue a production statement that includes the volumes of natural gas available for sale for a period of ten years. This decree established the regime for the selling and marketing of natural gas in Colombia, including specific procedures that regulate the Colombian market in order to manage the remaining natural gas reserves owned by the Nation, and to protect domestic consumers, especially residential consumers, by prioritizing delivery of gas to residential consumers, regulating the export of natural gas and setting forth the export restrictions applicable during an internal shortage of natural gas.

Currently in Colombia the price of natural gas is determined freely by the market. CREG issued Resolutions 185 (for transportation) and 186 (for supply) of 2020, which jointly replaced Resolution 114 of 2017 and its amendments (Resolutions 102 009 and 102 013 of 2024 with some temporary measures), related to commercial aspects of the wholesale natural gas market in Colombia.

Resolution 102009 of 2024 issued by the CREG, introduces key modifications to Resolution CREG 186 of 2020.  Among others, it (i) established the possibility for parties to agree specific firm supply contract conditions for natural gas produced in fields that have not reached commercial viability; (ii) included specific default grounds for imported natural gas firm supply contracts for special protection demand (public utility demand); (iii) included new regulations for C1 and C2 contracts, defining fixed and variable percentages and execution conditions; (iv) added new obligatory grounds for exemption from liability in firm supply contracts (national supply and importation); and (v) update the publication and transparency obligations of the market agents regarding the declared and available natural gas offer quantities,

Pursuant to Decree 1073 of 2015 and article 19 Resolution CREG 186 of 2020, the commercialization procedures do not apply to the following activities: a) natural gas exports; b) natural gas as raw material in petrochemical production; c) natural gas commercialization from minor fields (production capacity under 30 million SCFD); d) natural gas commercialization from hydrocarbon fields under testing phase or which have not yet been declared commercially viable; e) natural gas commercialization from unconventional reservoirs; and f) internal consumption from natural gas producers. In 2024, Colombia faced a potential natural gas deficit due to several factors, including the El Niño phenomenon (which significantly increased demand for natural gas for thermal energy production), a decline in natural gas reserves, and a reduction in exploration contracts. These circumstances culminated in the issuance of MME Resolution 40444 of 2024, declaring a scheduled natural gas rationing. In response, the Energy and Gas Regulatory Commission (CREG) issued Resolutions 102 007 and 102 009 of 2024, aimed at adjusting natural gas commercialization rules to enhance efficiency in the allocation and distribution of natural gas. CREG Resolution 102 007 of 2024 introduced temporary measures, while CREG Resolution 102 009 of 2024 established more permanent regulations. Notably, CREG Resolution 102 009 of 2024: (i) introduces greater flexibility for negotiations in the primary market to maximize the contracting and utilization of natural gas volumes produced at maximum levels in national fields at the most efficient price, (ii) improves primary market contracting conditions to reduce purchasing surpluses, (iii) establishes mechanisms to prioritize the satisfaction of essential demand by primary market sellers, (iv) aligns commercialization regulations with the provisions of Presidential Decree 484 of 2024 (regarding exceptions to the commercialization mechanisms established by CREG), and (v) facilitates the negotiation of gas volumes that may require importation.

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

Decree 1467 of December 10, 2024 amended Decree 1073 of 2015 to adopt public policy measures aimed at enabling offshore natural gas sources and natural gas imports. Among these measures Decree 1467: (i) regulated the priority in the supply of natural gas; (ii) established that producers must declare their disaggregated production on a monthly and long-term basis, and import gas marketers must declare the quantities available for sale during the year; (iii) set forth certain exceptions to commercialization mechanisms; and (iv) regulated commercialization mechanisms for firm contracts subject to certain conditions.

Priority for the Supply of Natural Gas

The export of natural gas, in contrast, is not considered a public utility activity under Colombian law and therefore is not subject to Law 142 of 1994. Nevertheless, the domestic supply of natural gas is a priority for the Colombian Government and therefore, extends such priority and commitment to all agents working within the natural gas market (producers, producers-retailors, retailors, transporting and exporting agents - article 2.2.2.2.15 of Decree 1073 of 2015) and is considered a public utility complementary activity, and therefore public utility regulations apply to the internal supply of natural gas.

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

Decree 1073 of 2015 (amended by Decree 1467 of 2024) establishes a mandatory order of supply when restrictions are placed on the supply of natural gas or serious emergency situations arise that preclude the continued provision of certain services, as follows: (i) essential demand, as established in Decree 1073 of 2015, (ii) non-essential demand under an existing firm agreement, and (iii) firm exports delivery.

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

The Resolution establishes the scenarios in which burning and venting of gas is allowed in the stages of exploration and exploitation of hydrocarbons, as well as the technical parameters to efficiently and responsibly execute these activities, when expressly authorized. This Resolution also sets standards for natural gas leaks detection, quantification, repair, and control in respect of the activities performed on natural gas exploration and exploitation fields. This Resolution regulates the detection and repair programs to prevent leaks, the elements included therein, as well as the reports that must be delivered to Colombian authorities.

For the Company’s progress in complying with this Resolution, see section Risk Review—Legal and Regulatory Risks—Our operations might be affected by rising climate change and energy transition regulatory developments.

3.10.5	Regulation of the Electric Energy Commercialization Activity

As determined by article 11 of Law 143 of 1994, commercialization activities, which are developed by commercialization agents, consist of the purchase of electricity in the MEM and the subsequent resale to other participants of the wholesale market such as commercialization agents, generation agents, or to end-customers, both regulated and non-regulated. Ecopetrol Energía S.A.S E.S.P. (“Ecopetrol Energía”), a subsidiary of Ecopetrol S.A., was registered as a commercialization agent before the manager of the commercial exchanges systems and performs commercialization activities within the MEM. However, explained below, Ecopetrol Energía faced winding up procedures due to a possible interpretation of competition rules which could prohibit Ecopetrol’s participation in other complementary activities of the energy sector other than transmission, due to its acquisition of ISA Intercolombia S.A. E.S.P. (ISA) in 2021.

Commercialization activity is regulated by CREG Resolution 156 of 2011, which establishes regulations, rights and duties of agents. The main income of commercialization agents is derived from the variable and fixed components of the unit cost tariff formula described in CREG Resolution 119 of 2007, as modified by CREG Resolutions 156 of 2009, 173 of 2011, 191 of 2014, 30 of 2018, 101-03 of 2022, 101-18 of 2022, and 101-28 of 2023. The variable component considers:

●	the costs of commercialization services, as determined by article 12 of CREG Resolution 180 of 2014,
●	the amount that these agents must pay to the manager of the commercial exchanges system, calculated by the Trade Exchange System Administrator (“ASIC,” for its acronym in Spanish) based on the mathematic methodology set forth by CREG Resolution 174 of 2013 (as modified by CREG Resolutions 175 of 2016 and 100 of 2015) and which is paid monthly,
●	the amount that these agents must pay to the Public Utilities Superintendence and to CREG, which is defined every year by CREG following the rules set in article 85 of Law 142 of 1994. These payments must be made each year,
●	the cost of the guarantees that the agent must provide to participate in the MEM by following the rules of CREG Resolution 024 of 1995 (as modified, among others, by CREG Resolutions 116 of 1998, 068 of 1999, 066 of 2000, 019 of 2006, 089 of 2009, 011 of 2010, 038 of 2010, 073 of 2010, 157 of 2011, 110 of 2014, 184 of 2015, 060 of 2019, 044 of 2020, 031 of 2021, 101-028 of 2022, 101-12 of 2023, 101-18 of 2023, 101 040 of 2024 and 101 051 of 2024), this shall be calculated considering article 19 of CREG Resolution 180 of 2014,
●	the total sales to users of the commercialization agent, regulated and non-regulated, and
●	regarding the markets that commercialization agents attend, Law 143 of 1994 divides the market into two segments: regulated market (“Regulated Market”) and the non-regulated market (“Non-Regulated Market”).

The Regulated Market is comprised of individual and industrial customers, residential or commercial, with electricity demands below 0.10 MW or monthly consumption lower than 55 megawatt-hours (“MWh”). Regulated Customers are free to select any service provider. However, tariffs are subject to a regulated freedom of choice regime, whereby commercialization agents are required to follow the criteria and methodology set forth by the CREG, which establishes the parameters that must be used by electric energy agents in setting forth the maximum applicable charges for the services they provide. Purchases of electricity in the Regulated Market are made through public bids in order to ensure open and free access; however, during 2024, due to the impact of the “El Niño” phenomenon, CREG issued CREG Resolution 101 057 of 2024 implementing a transitory rule. The transition consisted of contracts with a maximum performance term until December 31, 2025. Under this provision, retail agents serving the demand of regulated users were authorized to execute contracts under the pay-as-contracted modality directly, without the requirement to conduct an auction.

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

As determined by article 74 of Law 143 of 1994, as modified by article 298 of Law 1955 of 2019, any utility company that makes part of the SIN can generate electricity (which consists of the production of electricity through any generation plant connected to the National Interconnected System (SIN as for its acronym in Spanish), activity performed by generation agents, who participate in the MEM by selling electric energy to other generation and commercialization agents, or to Non-Regulated Users), distribution (which consists of transporting and delivering electric energy to end users through the STR, and the Local Distribution Systems (SDL for its acronym in Spanish) deploying tension levels under 220 kV; agents in charge of providing the distribution utility are called Distribution Agents or Grid Operators (OR for its acronym in Spanish)), and commercialization activities in an integrated manner. Nevertheless, these companies are not allowed to perform transmission activities, as it will be explained below.

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

In relation with transmission, (which comprises the transportation of electrical energy in the Colombian National Transmission System (STN for its acronym in Spanish), deploying tension levels of 220 kV or higher, guaranteeing the required quality standards and the availability of the transmission assets; the owners of the transmission assets must ensure free access to the transmission networks to the users and to generation agents.) companies carrying out this activity are not able to perform commercialization, distribution or generation activities. However, commercialization, distribution and generation companies are allowed to hold shares, quotas, or equity stakes of transmission companies, as long as they represent no more than 15% of the company’s capital. Please note that, in this case, neither the transmission company nor the other companies may have a control situation over the other.

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

As presented above, Ecopetrol Energía and, since August 2021, ISA, were subsidiaries of Ecopetrol S.A. Ecopetrol Energía was a commercialization company and ISA has a significant percentage of the market share of the national transmission activity. Therefore, and considering the competition rules mentioned above, the CREG established that we shall divest from Ecopetrol Energía or cease any commercialization activity as soon as reasonably practicable.

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

Law 142 and 143 establish specific rules that apply to ISA regarding its participation in certain activities. Articles 167 of Law 142 and 32 of Law 143 establish that ISA is not allowed to participate in any generation, commercialization, or distribution activity. However, the National Development Plan issued by Law 2294 of May 2023, removed these specific restrictions to ISA. The Constitutional Court admitted a lawsuit against this provision and its final decision is pending. In any case, limitations set forth by article 74 of Law 142 of 1994 described above, may prevent Ecopetrol or any of its subsidiaries from carrying out generation, commercialization, or distribution activities.

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

(iv)

the law states that the Colombian Government will develop the necessary regulations for the promotion and development of carbon capture, use and storage systems (CCUS) technologies. CCUS should be understood as the set of technological processes the purpose of which is to reduce carbon emissions in the atmosphere, capturing the CO2 generated on a large scale from fixed sources to store it under earth in a safe and permanent manner. Under the same logic, the Colombian Government will design a public policy to promote research and local development of technologies for the production, storage, conditioning, distribution, reelectrification, energy and non-energy uses of hydrogen and other low-emission technologies within six months after the entry into force of this law. Furthermore, the Ministry of Mines and Energy will promote the reconversion of mining and hydrocarbon projects that contribute to the energy transition. For this purpose, the ANH and the National Mining Agency may design mechanisms and agree on conditions in current and future contracts that encourage the generation of energy through FNCE, the use of alternative energy sources, and the capture, storage and use of carbon;

(v)

the policy for the development of electric energy services in the so-called non-interconnected zones is strengthened through: (i) service reliability, (ii) transfer of resources for lower tariffs, (iii) transfer of assets, and (iv) hybrid solutions.

In July 2022, the Colombian Government published Decree 1318 of 2022 setting out the general terms and definitions of exploration and production of electric energy from geothermal activities. The provisions of this decree were further developed through CREG Resolution 40302 of 2022. Decree 1598 of 2024, issued by the Colombian MME, amends Decree 1073 of 2015 to establish a regulatory framework aimed at fostering the exploration and utilization of geothermal energy. This initiative is part of Colombia’s broader energy transition strategy to diversify its energy matrix and promote non-conventional renewable energy sources (FNCER), including geothermal energy.

In August 2022 the Colombian Government issued Decree 1476 of 2022 regulating articles 21 and 23 of Law 2099 of 2021 and adding a new chapter to promote innovation, research, production, storage, distribution and use of low-emission hydrogen. Decree 1598 of 2024, issued by the MME, amends Decree 1073 of 2015 to establish a regulatory framework aimed at fostering the exploration and utilization of geothermal energy. This initiative is part of Colombia’s broader energy transition strategy to diversify its energy matrix and promote non-conventional renewable energy sources (FNCER), including geothermal energy. Among others: (i) it introduced a system to certify the origin of hydrogen, ensuring traceability for both domestic consumption and export markets; (ii) enhanced the Ecosystem H2 Colombia, a national information system to promote and manage the hydrogen value chain and (iii) set forth several regulations regarding Colombia’s commitment to achieve carbon neutrality in 2050 by incentivizing the production and use of low-emission hydrogen.

By means of Resolution MME 40284 of 2022, as amended by Resolution MME 40712 of 2023 and further updated by Resolution MME 40368 of 2024, the Ministry of Mines and Energy established the general terms for granting temporary occupation permits for maritime areas, as well as the granting of maritime concessions intended for the development of offshore wind energy projects. These permits will be awarded through a competitive process to be carried out by the ANH, which began on December 4, 2023. During 2024, the prequalification process was initiated for the first round, qualifying companies such as Parque Eolico Offshore Vientos Alisios SAS ESP, CI GMF III COOPERATIEF UA, JAN DE NUL NV, Ecopetrol SA, Powerchina International Group Limited, CTG Colombia Holding SAS, Duna Energy Latinmerica, Seynekun ESG Solutions SAS, Enterprize Energy (UK Limited), Celsia Colombia SA ESP and DEME Concessions Wind. The successful bidders must form a consortium, temporary association or partnership with a public or mixed company of the oil & gas or energy sector (first paragraph of article 18 of MME Resolution 40284 of 2022 as amended by MME Resolution 40368 of 2024).

In November 2024, the MME issued Decree 1403 titled Amending Decree 1073 of 2015 on Energy Policy Guidelines for Self-Generation and Marginal Production of Electricity. This decree allows self-generators and marginal producers to utilize the National Interconnected System (SIN) to consume electricity at locations different from where it is produced, eliminating previous regulatory barriers. These changes aim to foster the use of non-conventional renewable energy sources, supporting Colombia’s transition to a more sustainable energy landscape. For companies engaged in self-generation and potentially entering into distributed marginal production (such as Ecopetrol), Decree 1403 presents significant opportunities to expand operations and optimize energy distribution across various locations, aligning with the country’s commitment to renewable energy integration.

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

Colombia

Electricity transmission is defined by article 1 of CREG Resolution 24 of 1995 and article 3 of CREG Resolution 11 of 2009, applicable CREG regulations, as the transportation of electricity through national electricity transmission systems at a tension level equal to or greater than 220 kV and is remunerated through usage charges for constructive units that comprise the National Transmission System (STN).

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

Pursuant to number IV of section a of article 4 of Resolution CREG 22 of 2001, ISA must present a proposal to participate in every bidding process summoned by UPME. Such bidding processes are awarded to the investor or bidder who offers the lowest present value to be received as expected annual income (IAE) for a period of 25 years. Once the 25-year payment period elapses, the successful bidder is expected to be compensated through the regulated revenue tariff methodology established by Resolution CREG 011 of 2009 (or the transmission activity methodology that is in effect at that time), for agents who operate existing transmission assets.

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

Brazil

The public electricity transmission service of the SIN comprises the facilities of the Basic Grid (“RB”), Other Transmission Installations and International Interconnection Installations. In accordance with Regulatory Resolution No. 67 of July 8, 2004, the RB comprises the SIN facilities with voltage level equal to or higher than 230 kV, while the RBF comprises the SIN power transformer units with voltage level higher than or equal to 230 kV on the high voltage side and lower than or equal to 230 kV on the low voltage side. Transmission services are operated exclusively through concessions, in which the Brazilian government grants private agents, through bids, the right to build, operate and maintain the facilities.

The planning for the sector is centralized and conducted by Energy Research Company and National Electric System Operator, which, with the support of the other agents of the sector, evaluate the need for expansion or reinforcement of the transmission system, identifying the necessary works that will be indicated to the Brazilian Ministry of Mines and Energy to compose the concession plan that National Electric Energy Agency (Agencia Nacional de Energía Eléctrica or “ANEEL”) intends to use to issue reinforcement authorizations or bidding notices. It is ANEEL’s responsibility, based on the indications and definitions of the electricity transmission subsidy plan, to proceed with the concession process of the indicated works, promoting transmission tendering or authorizing existing transmission companies to implement the indicated works in their facilities.

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

Once the TP (Transmission Plan) is approved, the Binding Plan projects (facilities that are part of the Guaranteed system) must be tendered through international public bidding for the granting of new concessions through the signing of a contract under the build–own–operate–transfer (BOOT) modality. The bidding processes have been entrusted by the Peruvian Energy and Mines Ministry (MINEM) to the Peruvian Private Investment Promotion Agency (PROINVERSIÓN). The tender is awarded to the investor who offers the lowest investment cost. The works defined as expansions or reinforcements can be granted to those concessionaires who express their right of preference if such expansions or reinforcements involve their facilities.

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

Chile

The public electricity transmission service provided in the National Electric System (“SEN”) includes the installations of the following segments: (i)the National Transmission System, (ii) the Local Transmission System, (iii) the Dedicated Transmission System and (iv) the Transmission Systems for Development Poles.

Regarding the process of planning investments in transmission, the General Law of Electric Services establishes centralized planning directed by the National Energy Commission for the National, Local and Development Poles Transmission Systems. This process is for a term of at least 20 years and is intended to result in the expansion plan which defines new and expansion works will be mandatory. The regulation then defines two types of works, which are remunerated differently: (i) new work is a transmission line or electrical substation that does not exist and is projected to increase the capacity or safety or quality of service of the SEN and (ii) extension work is one that increases the capacity or the safety and quality of service of existing electrical lines and substations.

For new works, the investor is selected through public tenders organized by the National Electric Coordinator (NEC). If the bids exceed the maximum allowed value, the tender is repeated. For expansions/reinforcements, the investor with the lowest bid is awarded. The project is developed under the EPC modality; that is, the awardee must take care of the detailed engineering, the supply of materials, and the construction of the work, and payment is made by milestones during execution.

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

The implementing legislation of the PPP Law is compiled by Decree 1082 of 2015 and was modified by Decree 438 of 2021, through which, some definitions associated with PPP were implemented, in order to align rules between projects and national and territorial prioritization, define liquidity mechanisms to avoid early termination of contracts in Private Initiative PPPs, promote competition and establish requirements for the presentation of private initiatives, among others. Decree 1082 of 2015 was also modified by Decree 142 of 2023 to promote access to the Public Procurement system for medium and small size companies (Mipymes), Cooperatives, and other entities of the solidarity economy. It incorporates social and environmental criteria in the contracting processes of State entities and includes the title of communal entrepreneurship.

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

During 2023, the CPI dropped. Thus, on December 29, 2023, the Ministry of Transportation issued Decree 2287 establishing that such entity will issue resolutions regulating toll rates increase beginning in January 2024, for toll stations under the purview of the National Institute of Roads (Instituto Nacional de Vías or “INVIAS” for its acronym in Spanish) and ANI. According to such Decree, toll rates will be adjusted in January in accordance with 2022 CPI. On January 15, 2024, the Ministry of Transportation issued Decree 20243040001125, to increase the toll rates for the INVIAS and ANI stations.

Pursuant to Decree 050 of 2023, the Ministry of Transport, the National Institute of Roads (Invías), and the National Infrastructure Agency (ANI) have been designing mechanisms to restore the toll rates before December 31, 2024, in order to normalize the system. In this regard, they have published a resolution mandating the gradual normalization of toll rates in two phases: the first on January 1, 2025, and the second on April 1, 2025. This aims to implement a gradual transition of toll costs, minimizing the immediate impact on users.

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

Panamá

Panamá developed PPP legislation for long-term contracts between public and private entities, allowing private companies to finance, build, operate, and maintain infrastructure projects or provide public services in exchange for fees.

Law 93 of September 19, 2019 establishes the framework for PPPs in Panama, aiming to promote private investment, social development, and job creation. Furthermore, Executive Decree No. 840 of December 31, 2020, partially modified by Executive Decree No 119 of May 4, 2020, implemented Law 93, providing detailed regulations and guidelines for the execution of PPP projects.

The provisions of the concession contracts generally govern the term and termination of the concessions, the works to be carried out, the operation and maintenance obligations, government supervision and the yearly provisions on Panama’s budget to cover the project costs.

3.11	Technology, Environment, Social and Governance (TESG)

The TESG pillar of the Strategy 2040: Energy that Transforms, integrates technological innovation to environmental, social, economic and governance issues, enabling the exploration of innovative solutions which accelerate implementation and enhance scalability. Thus, Ecopetrol has a long-standing commitment to make positive economic, social, and environmental contributions, grounding its behavior on a solid corporate governance, and a business conduct based on values and ethical principles, with transparency at the core. For this reason, Ecopetrol has strengthened its metrics and reporting of environmental, social and governance (“ESG”) issues, in line with national regulation and international standards, such as GRI, SASB, TCFD, among others. The company discloses clear short, medium, and long term targets, while also measuring its performance against targets, and trends.

Ecopetrol’s sustainability performance was evaluated through S&P Global’s Corporate Sustainability Assessment to participate in the 2024 Dow Jones Sustainability Index (“DJSI”). Initially, on October 10, 2024, Ecopetrol scored 79 points, placing it in the top 5% of peer companies in the Oil & Gas Upstream & Integrated (OGX) sector. However, on April 16, 2025, DJSI updated the score to 62 points after having carried out a Media and Stakeholder Analysis (MSA), which forms part of the S&P Global Corporate Sustainability Assessment (CSA).

In 2023, the Company updated its materiality assessment, which is the basis of the TESG pillar of our corporate strategy, following the double materiality approach, engaging various internal and external stakeholders. This approach provides a comprehensive view of sustainability management by considering (i) the impact Ecopetrol has or may have on its environment, and (ii) the impact ESG issues have or may have on the Company’s financial performance, strategic objectives and reputation, while promoting transparency and accountability with the stakeholders.

As a result, 14 TESG issues were prioritized, and four elements were identified as cross-cutting issues: (i) just transition, (ii) human rights, (iii) corporate governance, and (iv) circularity. These four elements were not considered as issues to be managed, but rather acquired a strategic and enabling character for the material issues, all of which are regarded with equal importance in Ecopetrol’s management. The 14 material issues have a significant impact (positive or negative) on the ability to generate value in the short, medium, and long term and/or a significant relevance to stakeholders.

The 14 prioritized material issues are:

●	Climate change
●	Water
●	Biodiversity and ecosystem services
●	Air quality
●	Materials and waste
●	Occupational health
●	Industrial and process safety
●	Human talent
●	Sustainable territories
●	Responsible supply chain
●	Financial sustainability
●	Cybersecurity and information security
●	Innovation, science and technology
●	Ethics and transparency

In 2024, the Company formulated corresponding roadmaps for new material issues and revised those for existing material issues to date.

The identification and prioritization of Ecopetrol’s stakeholders was also updated in 2023. This exercise allows the Company to establish more effective relationships based on the generation of trust and mutual benefit. As a result of this identification, the Company went from seven to eleven stakeholders: (i) state, (ii) employees, (iii) communities, (iv) partners, (v) suppliers and their workers, (vi) controlled companies, (vii) shareholders and investors, (viii) media and opinion leaders, (ix) clients, (x) civil society and cooperation organizations, and (xi) scientific and academic community. Corporate Responsibility, which is overseen by Ecopetrol’s Secretary General, is the area responsible for consulting stakeholders’ perceptions and expectations regarding TESG material issues and the Company’s attributes as a corporate citizen.

In 2024, the percentage of respondents who answered “very satisfied” or “satisfied” regarding their relationship with Ecopetrol were as follows: scientific and academic community*: 100%, employees: 93%, suppliers and their workers: 89%, partners*: 86%, clients: 80%, state*: 79%, controlled companies: 75%, communities: 73%, civil society and cooperation organizations*: 70%, media and opinion leaders*: 63%, and shareholders and investors*: 36%. The Company’s annual stakeholder survey collected opinions and perceptions on our sustainability and material issues management, the relationship with Ecopetrol (i.e relevance and satisfaction with the value promises), and prioritization of ESG issues, among other topics. Stakeholders’ perceptions and expectations, along with the results of the annual consultation, are essential inputs that help us update and maintain a current materiality assessment.

* The number of responses required for the data to be statistically significant was not reached.

Human Rights

Throughout 2024, Ecopetrol worked on taking concrete steps to implement its human rights strategy. As a result of this exercise, we achieved the strengthening of public commitment to respect human rights by updating internal guidelines (Human Rights Commitment, Commitment to respect human rights defenders), on the identification and management of human rights risks, as well as on value chain management (both with suppliers and partners). Ecopetrol carried out two human rights risks assessments at a regional level (Andina Oriente and Piedemonte) and followed up on the risk assessments of Orinoquía Regional and of its security process. These due diligence exercises allow the Company to identify, prevent, mitigate and, if applicable, remedy impacts on human rights. As a result, Ecopetrol established actions that counteract the risks and impacts identified. The Company’s human rights management has undergone scrutiny by the Dow Jones Sustainability Index (DJSI), which highlights that Ecopetrol’s performance in this area has steadily improved over the years. This improvement is evident in its alignment with the UNGPs, as well as in the prevention and mitigation of human rights risks at the operational level, in communities, and with other stakeholder groups. It is noteworthy that, in the last measurement conducted in 2024 for the period 2023, the Company demonstrated the best performance in the human rights category with a score of 100/100, surpassing the industry average of 73 in the Oil & Gas sector. A perfect score of 100/100 was achieved in four out of the four categories: commitment, due diligence, evaluation and remediation.

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

In 2024, 62 total authorizations were granted, of which 2 were granted by the National Authority for Environmental Licenses (ANLA for its acronym in Spanish) and 60 were granted by the Regional Autonomous Corporations (CAR for its acronym in Spanish). These include environmental licenses and modifications and permits for the use and exploitation of natural resources. Moreover, 53 environmental permits were submitted for local and national authorities’ evaluation, and 20 archaeological programs were developed on site, based on the archaeological permits granted by the Anthropology and History Colombian Institute (ICANH, for its acronym in Spanish).

Climate Change

As part of our efforts to contribute to the Sustainable Development Goals, the Paris Agreement and Colombia’s Nationally Determined Contribution (NDC), on March 25, 2021, we announced our plan to achieve net-zero GHG emissions by 2050 (scopes 1 and 2), in line with our commitment to mitigate climate change and further the energy transition and the TESG agenda.

By 2030, we seek to reduce our CO2e emissions by 25% as compared to the 2019 baseline for scopes 1 and 2, which correspond to direct and indirect emissions associated with the purchase of energy. In addition, we intend to reduce 50% of our total emissions (scopes 1, 2, and 3) associated with our value chain, which includes the use of our products, by 2050. However, we cannot offer any assurance on our ability to meet these goals by such dates.

In 2023, Ecopetrol S.A. announced a methane emissions reduction target of (i) 45% by 2025 and (ii) 55% by 2030, with respect to a 2019 baseline. This target applies to direct operations in the upstream. Also, in 2023, Ecopetrol joined the sectorial initiative “Aiming for Zero Methane Initiative” led by the Oil and Gas Climate Initiative (OGCI) and confirmed its commitment to action on climate change by adhering to the Oil & Gas Decarbonization Charter (OGDC).

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

In 2024, we verified our scope 1 and 2 GHG emissions inventory for the 2021 – 2023 period through a third-party, SGS. Also, we verified for the first time the most relevant categories of our scope 3 GHG emissions inventory for 2023. The next third-party verification is expected to be carried out in 2025. In 2024, we reduced 462,074 tCO2e from new projects implemented during that year, exceeding the established annual target by 71%. The accumulated reduction for the 2020-2024 period is 2,248,846 tCO2e. In addition to the efforts on decarbonizing our operations, we took additional measures to manage our climate-related risks and opportunities, through the following actions:

(i)

Climate related risks: physical risks have been evaluated in 95 strategic locations of our assets in Colombia, to identify and implement adaptation measures in the comprehensive management of water, ecosystems and biodiversity, infrastructure and to increase the capacity and resilience to extreme weather events. The analysis has considered seven physical risks related to chronic hazards (drought and heat stress) and acute hazards (precipitation, coastal flooding, river flooding, wildfire, and wind speed) under three climate scenarios presented by the Intergovernmental Panel on Climate Change (“IPCC”): (i) SSP 1- RCP 2.6°C, (ii) SSP 2- RCP 4.5, and (iii) SSP 5- RCP 8.5. To assess the resilience of Ecopetrol’s infrastructure to the impacts derived from physical risks, since 2024 we have been developing and applying a methodology that allows a local analysis and the definition of adaptation actions for prioritized assets, which can be considered in the long-term investment plan.

(ii)

For transition risks, in 2024, Ecopetrol developed energy transition scenarios, based on S&P Global Market Energy and Climate Scenarios, for monitoring trends in each of the three business lines, which aims to be a solid and unified reference framework that allows the Ecopetrol Group (EG) to anticipate and understand the challenges and opportunities of the energy transition, through the presentation and comparison of three scenarios:

o	Climate Alignment (1.7° - 1.8°C),
o	Energy Balance (1.9° - 2.3°C), and
o	Climate Divergence (2.5° - 2.8°C).

While the first and third scenarios do not represent the group’s core vision, assessing different perspectives on the global energy transition remains necessary. According to the 2040 Strategy, Ecopetrol considers the second scenario the most likely, aligning with a gradual energy transition.

(iii)

Innovation, research, and development: we advanced in further exploring opportunities to implement emerging low-carbon technologies like CCUS, and hydrogen and renewable energy projects, in testing top-down and bottom-up technologies for the detection and measurement of fugitive emissions and vents in the upstream and downstream segments, and natural carbon sinks.

(iv)	Participation in public policy discussions: the company articulates its climate ambition with government plans and strategies and participates in the construction of climate change regulations.

In 2024, Esenttia and the midstream segment companies (Cenit, ODL, ODC, Oleoducto Central Ocensa), ISA, and Ecodiesel, continued with their commitment to be carbon neutral. To maintain this goal, the companies implemented a work plan under three focus areas: (i) a GHG emissions inventory, which estimates the total tons of CO2e emitted by the companies on an annual basis, (ii) an emissions reduction portfolio in energy efficiency and renewable energies, and (iii) applying the Natural Climate Solutions (NCS) as an offsetting alternative, identifying opportunities to restore strategic ecosystems, protect biodiversity, improve ecosystem services and contribute to the construction of more sustainable economies in the regions where they operate.

In 2024, Ecopetrol’s Carbon Trading Desk continued strengthening its strategy for trading carbon offset products.

The company sold more than one million barrels of carbon compensated premium gasoline to wholesale distributors and 32,800 tons of carbon compensated asphalt in Colombia. Ecopetrol’s carbon offset strategy covers direct GHG emissions generated throughout the product’s lifecycle, from its production process to its transportation to the Coveñas terminal in the Colombian Caribbean or to the destination port agreed with our customers.

In 2024, ISA defined an annual consolidated goal relating to the company’s reduction of CO2e emissions. This goal integrated potential CO2e emissions reductions from the “Conexión Jaguar” program and emissions reductions generated from voluntary actions of eco-efficiency for the management of SF6, energy and water consumption, generation of waste, and other emissions reductions relating to remote work. The specific goals of CO2e emissions reductions associated with SF6 and energy consumption were 6,699 tCO2e and 85 tCO2e. By the end of 2024, the consolidated performance of CO2 emissions reduction by SF6 was 11,671 tCO2e, which represents 174% of the goal, and the reduction of CO2 by energy consumption was 312 tCO2e which represents a fulfillment of 367% of the established goal.

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

In 2023, Ecopetrol ratified its commitment to be water neutral by 2045. The objective is to achieve a balance between the water required to operate, and the actions that reduce the direct water footprint, as much as economically and technically feasible, as well as to replenish the remaining water consumption through conservation, and water, sanitation and hygiene (WASH) actions. To achieve this goal, Ecopetrol has undertaken proactive actions, beyond environmental compliance, which have enabled it to manage water risks in the physical, regulatory, and reputational components, and generate social and environmental benefits.

During 2024, 164 million cubic meters of water were recycled, that is, 81% of the total water required to operate, which means a 7% increase compared to 2023. In addition, 39.4 million cubic meters of freshwater were withdrawn, which account for 19% of the total water required to operate, resulting in a 4.5% decrease compared to 2023, mainly due to an increase in the recycling of industrial waters in the Barrancabermeja and Cartagena Refineries, as well as lower demand for secondary oil recovery in Casabe, Yarigui, and Tren Nare.

These figures indicate a net increase in water efficiency, not only by the increase in water recycling and reuse (the highest in Ecopetrol’s history) but also in terms of freshwater intensity which was reduced to 1.19 barrel of water/barrel of oil (Bbl-water/Bbl-oil) in the Downstream segment (a decrease of 6% compared to 2023) and slightly increased to 0.33 Bbl-water/Bbl-oil in the Upstream segment. These results were leveraged by the fulfillment of the water management efficiency targets for 2024 and allow us to continue on the path towards water neutrality by 2045.

In 2024, Ecopetrol received an “A-” score in CDP Water Security 2024 for the second consecutive year, which ratifies us in the “Leadership” band as one the best company in the oil & gas sector in water stewardship practices. In terms of water footprint certifications, in 2024, eight assets were successfully verified by a third-party, based on the NTC-ISO 14046 standard.

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

(i)	Prevention and mitigation of biodiversity impacts:
●	Enhancing Biodiversity Information for Decision-Making and Resilience Analysis
●	Incorporate the mitigation hierarchy in the planning and implementation of projects and operations.
(ii)	Implementation of nature-based solutions:
●	Large-scale interventions in priority areas to capture GHG emissions through NCS and generate additional biodiversity and social co-benefits.
●	Conservation efforts aim to improve biodiversity and protect ecosystem services.

Results related to positive impacts on biodiversity:

●	We have designated 20 company-owned areas for conservation, collectively known as “Ecoreserves.” These areas serve as habitats for over 2,426 species, including amphibians, birds, insects, mammals, fish, plants, and reptiles. Among these, 162 species are endemic, and 23 are classified under various threat categories according to the IUCN.
●	We have 290,396 hectares under restoration and/or conservation actions, supported by 1,915 active conservation agreements with local stakeholders. These initiatives include both voluntary and mandatory restoration actions, as well as the registration of civil society nature reserves and Ecoreserves. Additionally, we have developed sustainable cattle grazing systems covering 504.05 hectares and implemented agroforestry practices on 281.56 hectares across different ecosystems.

●	Through the Wildlife Project, we implemented measures to protect 17 threatened flora and fauna species across three key Colombian ecosystems. These species include palms, fish, monkeys, alligators, manatees, and birds. Our commitment to biodiversity conservation was recognized with the Boscar Award, presented by Reforestamos México during COP16 in acknowledgment of our efforts to preserve forests.

As early adopters of the Taskforce on Nature-related Financial Disclosures (TNFD), we aim to publish our first biodiversity-related financial report covering 2024, in 2025.

In 2023 we also implemented two pilots to assess impacts, dependencies, risks, and opportunities associated with natural capital, in line with the TNFD – Taskforce on Nature financial disclosure framework.

Circular Economy

The double materiality exercise highlighted circular economy as a transversal issue within the group. Under this approach, the circular economy model was updated.

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

Over the course of recent years, Ecopetrol has renewed its commitment to environmental sustainability through the implementation of circular economy strategies, focusing on the optimization of resources and the minimization of environmental impacts.

The First Circular Economy Forum was held in 2024, where the circular economy model was presented, as well as circular initiatives developed and an academic agenda on different topics where 320 people participated, 1,000 digital connections per day were made, and 82 speakers and 42 organizations attended. Likewise, through the circularity training program, more than 470 employees were trained during 2024. Moreover, through the Colombian Institute of Petroleum and Energy for the Transition (ICPET), different research projects are being carried out to strengthen circularity in the areas of water, renewable energies, materials and waste. Finally, the level of maturity in circularity was measured, which is carried out around four dimensions: materials, waste, water and emissions. The result places the company at a “2-eco-conscious” level, which means that it is an organization that develops first circularity initiatives and that begins to perceive the first impacts of circularity on its EBITDA, mainly through cost savings by extending the useful life of materials and reusing resources. To date, Ecopetrol has 223 circular initiatives which are in different stages of maturity; 80 of which have been implemented and another 94 are currently in execution.

Sustainable Territories - Social Investment for Territorial Transformation

In 2024, we allocated resources for the execution of the sustainable territorial development portfolio amounting to COP 606,237 million. This figure includes both strategic and mandatory social, environmental, and relationship investments. Ecopetrol contributed COP 789 billion to the regional GDP in 2024 through the execution of projects, job creation and economic impact of the projects. Moreover, more than 21,081 direct and indirect jobs were generated as a result of the social investment projects.

The Company’s social investment projects are grouped into three strategic options: (i) access to public services, (ii) education improvement, and (iii) dynamization of local economies. The Company contributes comprehensively to the agenda and goals of the United Nations’ Sustainable Development Goals (“SDG”), with SDG 7 (Affordable and Clean Energy), SDG 6 (Clean Water and Sanitation), SDG 4 (Quality Education), and SDG 10 (Reduced Inequalities) being the most impacted, as follows:

i.

Access to Public Services: With the purpose of improving access and coverage in basic care of essential public services for vulnerable communities in the areas of influence, in 2024 we obtained the following results:

o	Energy and Gas: Connection of 20,113 new households to gas service in the departments of Meta, Arauca, Casanare, La Guajira, Huila, Cesar, Magdalena, Cundinamarca, Atlántico, Caquetá, Putumayo, Nariño, Valle del Cauca and others.
o	Potable Water and Basic Sanitation: 247,107 people benefited from access to potable water in Norte de Santander, Meta, Santander, Atlántico, Cesar, Córdoba, Magdalena, Tolima and Guajira.
o	Health: 41,224 people benefited from health sessions and promotion and prevention programs for the most vulnerable population.
ii.

Education: During 2024, we developed various programs and projects focused on achieving greater school permanence and coverage in education, as well as improving educational quality, by which 290,742 children and young people benefited from, equivalent to 4.5% of the 2024 enrollment of public basic and secondary education institutions in the country. This includes interventions such as provision of school kits, school furniture, training for energy transition, teacher training, higher education scholarships, and improvement of educational infrastructure.

iii.

Dynamization of Local Economies: In 2024, we focused efforts on diversifying and dynamizing local economies, promoting programs to encourage productive vocations, job creation, entrepreneurship, and innovation. We also contributed to improving land connectivity and public community infrastructure with the following results:

o	Inclusive Rural Development: Ecopetrol benefited 3,142 families with strengthening of productive capacities and connection with markets in the departments of Arauca, Boyacá, Casanare, Cundinamarca, La Guajira, Magdalena, Meta, Norte de Santander, Putumayo and Santander.
o	Entrepreneurship and Business Development: Ecopetrol benefited 4,862 entrepreneurs, Micro, Small, and Medium-sized Enterprises (MSMEs), and young people with business strengthening and skills development programs.
o	Road Infrastructure: We contributed on 93.10 kilometers of roads in the departments of Cesar, Cundinamarca, Meta, Casanare, Arauca, Atlántico and Tolima.
o	Public Infrastructure of Community Interest: We assisted on 53 infrastructures, including spaces for education, sports, recreation, and culture, promoting meetings for coexistence and citizen participation.

Works in lieu for Taxes: In 2024, the Ecopetrol Group continued leading the implementation of Colombia’s “Works for Taxes” program, obtaining the highest participation in the country, with 41 new projects assigned by the Territory Renewal Agency (ART) in this period, worth COP 387,127 million pesos, which is expected to benefit more than 230,428 Colombians. With the assignment of these projects, since the program’s creation in 2017, the Ecopetrol Group has accumulated a total assignment of 132 projects, worth COP 1.1 trillion pesos, corresponding to 38.7% of the total assigned.

During 2024, the Ecopetrol Group completed 21 projects for an amount of COP 92,452 million pesos, benefiting more than 146,696 inhabitants in 37 municipalities across nine departments. The Works for Taxes projects include the improvement of 10.5 km of road in Tame (Arauca), Lérida and Venadillo (Tolima), the delivery of equipment to 837 educational centers in the departments of Antioquia, Bolívar, Cesar, Santander, Tolima and Valle del Cauca; as well as the comprehensive equipping of the SENA Agroindustrial Center in Monterrey, Casanare and the equipping of ten Child Development Centers (CDIs) of the Colombian Institute of Family Welfare (ICBF) in Meta.

Social Dialogue Processes: Social dialogue is established as the main tool to promote trust relationships, strengthen the social fabric, and build shared visions of territory within a framework of respect and promotion of human rights. During 2024, Ecopetrol carried out 26 social dialogue processes and 122 dialogue spaces with communities and local institutions. Additionally, Esenttia, S.A., developed 108 new meetings with community leaders from Community Action Boards, ethnic communities, local governments, and beneficiaries of social projects, which brought together 1,326 people in 2024.

Ethnic Relations: In 2024, we carried out the following ethnic relationship activities:

●	Ecopetrol maintained the relationship with the new Board of Directors of the Asouwa indigenous community for the period of 2022 to 2025, in order to give continuity to intercultural dialogue.
●	Ecopetrol held the traditional ethnocultural encounter of the Alto Unuma Meta - Yalaki Reserve to strengthen the knowledge of the cultural identity of the Sikuani people (an indigenous community) of the Alto Unuma Meta reserve and the respectful interaction between cultures that recognize themselves as different and find a common language to communicate, highlighting respect and appreciation for difference and peaceful coexistence.
●	Hocol concluded the consultation process that began in 2018 for the GUA 2 exploratory drilling area with 132 Wayuu ethnic communities in the municipality of Maicao.

Dialogue and Participation Initiatives: During 2024, 99 initiatives were developed by Ecopetrol in the different territories of influence where we have a presence, which allowed direct and timely knowledge of the social, economic, cultural, institutional, political, and environmental realities of the territory, fostering participatory and inclusive spaces for rapprochement, ensuring transparent and timely information, managing to interact with more than 84,635 people in 434 spaces. Additionally, within the framework of developing participation scenarios, 341 participation spaces were held with 6,422 people, with Office of Citizen Participation (OPC) Brigades standing out with 1,463 attendees, the “Protecting My Planet” project with 1,631 participants, and Office of Citizen Participation (OPC) talks with 1,388 attendees.

Clean Air and Quality of Fuels

Ecopetrol seeks to promote prevention and mitigation actions for reducing air quality impacts, through a clean air roadmap which aims to reduce emissions of criteria pollutants, and to ensure environmental compliance based on operational practices.

Air quality was identified as a material issue in the 2023 materiality analysis. In the past three years, specific actions have been defined to improve operational discipline and to identify synergies for reduction of criteria pollutants based on ongoing decarbonization initiatives as well as energy transition and clean fuels agendas.

Actions undertaken include verifying internally the criteria pollutants emissions inventory for the 2021-2024 period and the evaluation of key initiatives in accordance with the best practices related to air quality management. As a result, in 2024, Ecopetrol reduced the emission of 1,745 tons of VOC (Volatile Organic Compound) and NOX (Gases Nitric Oxide). Moreover, 2024-2027 targets were defined for the upstream and downstream segments, aiming to gradually reduce nitrogen oxide, sulfur oxide and volatile organic compound emissions, which are expected to be reviewed and updated on yearly basis.

Ecopetrol is also committed to improving fuels quality to contribute to better air quality across the whole country and comply with and exceed fuel quality regulations. Taking advantage of being an integrated company, after April 2018, we have been significantly reducing the sulfur content in our diesel B2 (98% fossil and 2% biodiesel). In 2024, the diesel and the gasoline that we distributed in Colombia had an average of 11 ppm and 43 ppm of sulfur, respectively, below the current local regulations of 15 ppm in diesel and 50 ppm in gasoline. Moreover, in 2024, Ecopetrol started the distribution of premium gasoline with less than 15 ppm of Sulfur to make the introduction of vehicles with cutting edge emissions control technologies viable.

Waste Management

Ecopetrol aims to substantially act on waste prevention, reduction and reuse, based on a circular economy framework. The waste management strategic pillar has three main objectives: (i) source reduction (ii) material recovery, and (iii) implementation of new technologies.

During 2024 a total of 537,060, tons of waste were generated, this represents a decrease in total waste generation compared to 2023 mainly due to (i) the decrease in the generation of metal scrap, (ii) in the generation of oily sludge due to less periodic maintenance, (iii) less soil contaminated with hydrocarbons due to the decrease in the number of barrels spilled in incidents affecting the environment, among others. Additionally, in 2024, the waste recovery rate was 36%, compared to 34% in 2023.

Prevention and Remediation of Environmental Impacts caused by Operational Incidents

During 2024, 25.57 total barrels of oil were spilled due to operational causes in operated assets. From these, two incidents were greater than one barrel with 7.83 barrels spilled, representing a 48.8% decrease compared to 2023. The total value was below the maximum internal threshold of 35.6 total barrels that was set for 2024, achieving the Company’s best performance in the last five years. This is the result of the systematic execution of integrity and reliability plans, where more than 200 km of pipes have been replaced between 2022 and 2023, and 80.5 in 2024. Moreover, the following actions were implemented: (i) maintaining line inventory updating, (ii) ensuring coverage of lines’ criticality and risk assessments including environmental sensitivity, as well as the preparation of preventive inspection and maintenance plans, (iii) assurance of compliance with the execution of these plans and reliability-based maintenance actions, and (iv) monitoring the health status of high-impact lines.

3.11.1	Energy Initiatives

We have been undertaking significant efforts to make efficient and rational use of energy resources in our production processes and to reduce energy consumption, costs, and carbon dioxide emissions. Our pillars are efficiency, reliability, optimization, and energy diversification.

By 2024, the Ecopetrol Group accumulated an incorporation of 610 MW from non-conventional renewable energy sources into its energy portfolio, 108 MW in construction, 99 MW in execution and the remaining 403 MW in operation, including renewable energy purchases.

Production

During 2024, our production segment had an energy consumption of 5.4 TWh (Terawatts per hour) for its direct operation, of which 53% was provided through self-generation and the remaining 47% with non-regulated energy purchased from the National Transmission System.

In renewable energy:

La Cira Solar farm, located in the municipality of Barrancabermeja, incorporated 44 MW in operation since September 2024 and 12 MW in construction, and Quifa solar project in Puerto Gaitan, Meta with an installed capacity of 50 MW under construction by the end of 2024.

Transport

During 2024, our transport segment had an energy consumption of 1.18 TWh (Terawatts per hour) for its direct operation, from which 60% was provided through self-generation and the remaining 40% was provided by non-regulated energy purchased from the National Transmission System.

In renewable energy:

●	CENIT had thirteen solar farms in operation, a small hydroelectric power plant and a solar farm under construction for a total of 82 MW;
●	OCENSA had two solar farms in operation for 12 MW; and
●	ODC had one solar farm in operation for 7 MW.

Refining

During 2024, Barrancabermeja and Cartagena refinery’s average energy consumption was 1.68TWh (Terawatts per hour), provided through self-generation.

In renewable energy:

The Cartagena Refinery Solar farm, located in the municipality of Cartagena, was under construction with an installed capacity of 18 MW. Its commercial operation date is intended to be in the first half of 2025.

La Iguana Solar farm, located in the municipality of Barrancabermeja with an installed capacity of 26 MW, started construction in 2024 and is expected to start its commercial operation in 2025.

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

The results of the HSE performance in 2024, compared to the prior year, were as follows:

●	The severity of occupational incidents decreased in 2024 compared to 2023, with zero fatalities recorded in 2024, as opposed to two fatalities in 2023;
●	The Total Recordable Injuries Frequency (TRIF) was 0.28 in 2024, compared to 0.27 in 2023. The TRIF represents the number of employee or contractor injuries that require minimum medical treatment for every million hours worked, including fatalities, days away from work, restricted work and medical treatment cases;
●	The incidence of road accidents decreased to two road accidents in 2024, as opposed to five accidents in 2023. Ecopetrol has focused its efforts on technology for the control of vehicles and drivers, implementation of a corporate campaign on road safety focused on controlling driver habits.
●	Five Tier 1 process safety incidents in 2024 compared to three incidents in 2023;
●	A decreased of 30.65% in the amount of total barrels of oil spilled due to operational incidents with an impact on the environment. In 2024, 25.57 barrels were spilled as compared to 36.9 barrels in 2023, and
●	A decrease of 48.8% in barrels of oil spilled due to operational incidents greater than one barrel. In 2024, 7.83 barrels were spilled as compared to 15.29 barrels in 2023

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

In 2024, 34 recordable injuries occurred, where 20.58% led to restricted work, 14.71% required medical treatment, 64.71% led to lost days, and none of which were fatal incidents. Additionally, we had a 3% increase in the number of recordable injuries compared to 33 injuries in 2023, primarily because of an assurance of high risk activities, improvement of risk analysis in operational activities, prior assurance of HSE risks and skills development, and strengthening HSE skills in refining.

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

The main results obtained in the implementation of the emergency and contingency plans for 2024 by Ecopetrol S.A. are presented below:

●	41 updated emergency and contingency plans that include identifying emergency and disaster scenarios, strategies, and procedures to respond to emergencies of a technological origin (spills, fires, explosions, events involving hazardous materials, emergencies of natural origin, socio-natural, anthropic, of electrical origin, events that affect people, among others) caused by other types of operational or environmental risks.
●	Definition and implementation of resources, equipment, and tools. Planning and management of emergencies under the “Incident Command System” model adopted in 2011 under the USAID – BHA (United States Agency for International Development – Bureau for Humanitarian Assistance) methodology.
●	Execution of 19 drill plans in 2024 where all types of emergency scenarios were tested.
●	Definition of mechanisms for activation, notification, reporting to entities and authorities, and early warning system to communities.
●	Signing of seven mutual assistance schemes with formalized cooperation and coordination schemes in various regions of the country signed with other oil and gas companies located in the geographic area of influence of the Company’s facilities.
●	Consolidation and management of geographic, thematic, operational and situational information of emergencies supported by technological enablers such as the OGI (opportunity, geo-positioning and innovation) and COBRA (Ecopetrol’s tool for the creation and operation of an emergency brigade) software.

Ecopetrol S.A. continuously implements training programs for all personnel involved in emergency or contingency response plans. In 2024, 4,836 trainings took place to improve our employees’ skills.

Graph 8 – Trained Personnel 2024

Frequency of Process Safety Incidents

Process safety is designed to achieve the best operational performance by intervening in the highest technological risk and implementing the necessary measures and actions to prevent and mitigate the release of dangerous substances or energy. The impact of these measures is focused on the reduction of operational and occupational accidents with the potential of causing major accidents or disasters, providing an effective management framework for Ecopetrol’s operations, and demonstrating commitment to the first principle of the Company’s cultural statement, “Life First”.

Ecopetrol’s ambition is to become a global benchmark in industrial safety, adopting best practices and undertaking operations under tolerable risk levels for process safety. To this end, the Company works on three fronts: (i) comprehensive risk management (include onsite/ offsite risk, notch risk management, risk management high consequence scenarios), (ii) risk awareness (process safety competency management) (iii) efficient and simple HSE management system (contractor management with process safety focus).

We report Tier 1 process safety events per million hours worked, which are the losses of primary containment of greatest consequence causing harm to a member of the workforce, costly damage to equipment or exceeding defined quantities according to API754. The reporting thresholds for API754 Tier 1 is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process that results in one or more health, safety or environmental consequences set forth under those guidelines. In 2024, there were 0.04 Tier 1 process safety incidents per million hours worked an increase from the 0.02 recorded in 2023.

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

Incidents with an impact on the environment

In 2024, we reported five incidents with hydrocarbon spills greater than one barrel, which affected the environment, with a total spilled volume of 161.49 barrels of hydrocarbon.

Of these five incidents, two were due to operational causes, with a total volume of 7.83 barrels. This represents a 48.8% decrease compared to 2023 (15.29 barrels), an 87.7% decrease compared to 2022 (63.7 barrels), and 95% decrease compared to 2021 (157.76 barrels). The reduction in spilled volume from operational incidents is directly attributed to the implementation of the integrity strategy. The strategy focuses on maintaining an up-to-date pipeline inventory, ensuring adequate coverage of criticality and risk assessments, developing and adhering to preventive inspection and maintenance plans, and monitoring the health of high-impact pipelines. Furthermore, over 200 kilometers of pipelines were replaced between 2022 and 2024 (128 km in 2022 and 2023, and 80.5 km in 2024). The remaining three incidents with spills greater than one barrel were due to attacks and theft by third parties, totaling 153.66 barrels. This represents a 58.67% decrease compared to 371.74 barrels in 2023.

Ecopetrol S.A. monitors performance using the IOGP index for oil spills (>1 barrel) per unit of hydrocarbon production. In 2023, the global Onshore index was 5.39, while Ecopetrol’s value was 0.08—reflecting a 98.5% improvement. The 2024 index will be published in Q4 2025.

As of December 31, 2023, reported spills greater than one barrel, whether of operational origin or caused by third parties, are as follows:

●	2022: 141.7 barrels of hydrocarbon
●	2023: 387.03 barrels of hydrocarbon

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

Investigations and legal claims

Investigations

As of the date of this annual report the following investigations are being conducted by environmental authorities and control agencies in respect of the incident:

On January 20, 2020, Ecopetrol S.A. was informed that the ANLA, in the course of the administrative process initiated by said authority as a consequence of the events occurred during the Lisama 158 well spill, decided to impose a fine on Ecopetrol S.A. in an amount of COP 5,155 million. In the course of said administrative process, the ANLA exonerated Ecopetrol S.A. from liability for some charges, due to the fact that ANLA evidenced that Ecopetrol S.A. had activated its contingency plan and implemented the corresponding actions. It also mentioned that Ecopetrol S.A.’s environmental control actions were taken in an appropriate manner. Nonetheless, it decided to impose the fine, because the ANLA considered that the actions were not taken in a timely manner and because, it considered that Ecopetrol S.A. did not adopt and implement the necessary actions to correct the mechanic failures in the well, in order to prevent the environmental damage. On February 11, 2020, Ecopetrol S.A. filed a reconsideration appeal before ANLA requesting the reversal of this decision. On February 9, 2021, through Resolution 290, the decision of the ANLA was announced and reduced the fine to approximately COP 3.864 million. The proceeding was closed by the environmental authority.

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

Ecopetrol S.A. has completed most of the tasks related to the Environmental Recovery Plan for the well Lisama 158 spill, which occurred in 2018. The plan is expected to be fully executed by 2026. The National Specialized Unit against Human Rights Violations – Environmental Crimes Subunit of the Office of The Attorney General opened a criminal investigation into the possible environmental contamination caused by the oil well exploitation, following a request from the Minister of Environment. The case was registered under the file number 110016099043201800044. In August 2021, the prosecutor in charge agreed to grant a conditional suspension of the prosecution, based on a deal with Ecopetrol. We promised to compensate the local fishermen affected by the spill with COP 6,500 million (about 1.4 million dollars) and to restore the environment according to an environmental reparation plan, which consisted of 11 major actions, under the supervision of the ANLA. The first hearing to partially approve the conditional suspension took place on July 28, 2021 before a judge in Barrancabermeja, and the decision was confirmed on November 19, 2021 and March 25, 2022. Later, on May 9 and August 18, 2023, the Sixth Criminal Municipal Judge with Mixed Duties and the Third Criminal Circuit Judge with Knowledge Duties, both from Barrancabermeja, verified in the first and second instance, respectively, that we had fulfilled 100% of the monetary obligations and most of the environmental obligations. The case is currently on hold until we complete the remaining environmental tasks.

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

Legal Claims

As of the date of this annual report:

There are two more actions that have been filed before the Administrative Court of Santander, related to the Lisama 158 incident:

Approximately 600 people, members of the community and fishermen who live in the vicinity of where the incident took place, filed a class action in the amount of COP 614,503,232,689, seeking compensation for damages allegedly suffered as consequence of the incident. On September 25, 2020, Ecopetrol S.A. informed Mapfre Seguros Generales de Colombia S.A. that it was seeking to invoke guarantee coverage by the guarantors. As of the date of this annual report the court has not scheduled a hearing date.

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

The objective of SG SST Cenit is to define a strategy to achieve results and demonstrating actions that prioritize people’s safety, care for the environment and assurance of the operations, with generation of healthy work environments.

The following table covers CENIT’s TRIF for 2022, 2023 and 2024, which includes direct employees and subcontractors. The table presents statistics related to the maintenance, operation and execution of projects in the transportation of hydrocarbons.

Table 48 – Performance Indicators(1)

	For the year ended December 31,
Metric	2024	2023	2022
Man-hours	22,324,197	25,144,351	22,682,665
Recordable accidents	12	3	4
Total recordable incidents frequency (TRIF)	0.54	0.12	0.18
(1)	Includes data for CENIT but does not include data for subsidiaries of CENIT
3.11.2.3	Cartagena Refinery

In 2024, approximately 5,845,318.01 million man-hours were employed conducting Cartagena Refinery’s business activities. Our HSE performance indicators for Total Recordable Incidents Frequency (TRIF), Process Safety Incident (PSI), and Environmental Incident (EI) were well within our established expectations.

The following table covers Cartagena Refinery’s TRIF for 2022, 2023, and 2024 which includes Ecopetrol Operation and Maintenance (O&M), Cartagena Refinery and subcontractors. The table presents statistics related to operating and maintenance activities. Cartagena Refinery has not reported fatalities during the period 2022 – 2024.

Table 49 – Performance Indicators

	For the year ended December 31,
Metric	2024	2023	2022
Man-hours	5,845,318.01	4,990,444	7,254,166
Recordable accidents	4	4	2
Total recordable incidents frequency (TRIF)	0.68	0.80	0.28
Environmental Incidents (EI*)	1	—	—
Process Safety Incidents (PSI)	1	—	—

*Incident with hydrocarbon spill greater than 1-barrel due operational causes

3.11.2.4	ISA

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

ISA monitors two main indicators that contain its goals in terms of safety and health at work and that are part of the comprehensive management chart and variable compensation: (i) reduce events with a high potential for seriousness and (ii) Total Recordable Injury Frequency (TRIF), which is calculated as: the number of injuries from all workplace incidents or illnesses that either took place at work or were the result of work-related activities divided by the numbers of hours worked, multiplied by 1,000,000.

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

Accident Management

During 2024, exposure to occupational risk decreased by 1.03%, with 458,222 less man-hours of work compared to 2023, primarily as a result of the implementation of the “Conectados con la vida” (Connected to Life) program, new controls and the implementation of the cultural transformation model. Also, in 2024, the integrated accident frequency rate (own personnel and contractors) decreased by 35.10% with the new TRIF methodology specified below compared to 2023. Throughout the year, the number of work accidents per 1,000,000 hours of work has been lower, as set forth in the table below:

Table 50 – Integrated Frequency Index for Employees and Contractors

	For the year ended December 31,
Metric	2024	2023	2022
Man-hours worked	43,962,050	44,400,342	48,602,913
Total accidents	88	137	347
TRIF (1)	2.0	3.09	5.66
(1)	Before 2022 the calculation method used was the frequency rate.

Fatal Accidents

During 2024, ISA did not have any fatal accidents. However, during 2024, one of ISA’s contractors had a fatal accident.

3.12	Related Party and Intercompany Transactions

Set forth below is a description of material related-party transactions. For additional information about transactions with related parties, see Note 30 to our consolidated financial statements.

Oleoducto Central S.A.S. (Ocensa)

Ecopetrol S.A. has entered into several agreements with its 72.65%-owned subsidiary, Ocensa, of which the following are the most significant:

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

On July 17, 2018, Ecopetrol S.A. and Ocensa entered into an amendment to the P135 Project ship-or-pay transportation agreements mentioned above (consisting of a capacity of 87,500 barrels of crude per day) in order to adjust the standard tariff and monetary conditions. This followed Ocensa having entered into a settlement agreement as approved by an arbitration panel with Frontera Energy Colombia and executed on May 15, 2018, pursuant to which the transportation tariff and monetary conditions in Ocensa’s ship-or-pay transportation agreement with Frontera Energy Colombia in respect of the P135 Project were adjusted. Therefore, in application of regulatory principles, Ocensa offered similar terms to the remaining shippers of the P135 Project, including Ecopetrol S.A., and executed (i) settlement agreements with those who accepted Ocensa’s offer and (ii) the corresponding amendments to the transportation agreements. In 2024, the transportation services provided by Ocensa to Ecopetrol S.A. under these two agreements amounted to USD 1,235.72 million.

On October 28, 2013, Ecopetrol entered into a natural gas supply contract in force until November 30, 2018, pursuant to which Ecopetrol S.A. supplies gas to Ocensa and receives a fixed price per MBTU (Million British Thermal Units). This agreement replaced the contract for natural gas supply in Cusiana entered into in December of 2004, under which Ocensa paid a variable rate to Ecopetrol. Since December 1, 2018, the parties have agreed to extend the term of the agreements for one-year terms, most recently on November 25, 2022, when the term of the agreement was again extended for another one-year term until November 24, 2023. In January 2022, Ecopetrol and Ocensa entered into a crude oil supply contract, pursuant to which Ecopetrol is required to supply blending and light mixing crude oils for the operation of Ocensa’s pumping equipment. The price of the contract is determined by a formula for each type of crude oil. The term of the contract is one year, renewable for an additional one-year term. In 2024, Ecopetrol S.A. received an aggregate sum of USD 21.74 million, with taxes included.

Ecopetrol and Ocensa also have a gas supply agreement for the electricity generation of the Cusiana pump station. The term of the contract is one year, renewable for an additional one-year term. In 2024, Ecopetrol S.A. received an aggregate sum of USD 4.97 million.

Ocensa has entered into the following agreements, among others, with some of our other subsidiaries:

In March 1995, Equion and Santiago Oil Company entered into agreements for the transportation of crude oil through the Oleoducto Central S.A. (Ocensa) pipeline. Equion and Santiago Oil Company held 5% of transportation rights in Ocensa. In 2014, the transportation fees billed by Ocensa were: Equion (USD 44.4 million), Santiago Oil Company (USD 3.8 million) and Hocol (USD 30.8 million). On January 17, 2013, this agreement was amended as a result of Ocensa’s new business model. Among other changes, the amendment to the transportation agreement establishes that tariff payments are to be calculated according to resolutions issued by the Ministry of Mines and Energy, and that the transportation capacity is expressed as a number of barrels for each segment of the pipeline. On May 23, 2013, another amendment was executed that modified the terms by which the payments of invoices should be made. On October 26, 2022, Equion and Santiago Oil Company made a total and definitive assignment of their transportation agreements with Ocensa, to J Energy Colombia SAS. In 2024, Ocensa provided transportation services to Hocol, as assignee of transportation rights from original shippers and was paid USD 23.47 million for such services.

Oleoducto de Colombia S.A. (ODC)

Ecopetrol S.A. entered into the following agreements with its 78.19%-owned subsidiary, ODC: In July 1992, a ship-and-pay agreement was signed for the transportation of hydrocarbons. Pursuant to this agreement, Ecopetrol S.A. must pay a previously agreed tariff for the volume of hydrocarbons transported. The duration of this agreement is indefinite; however, the contract is intended to remain in force as long as Ecopetrol S.A. holds shares in Oleoducto de Colombia S.A., whether directly, or through an affiliate. As of January 2013, the parties agreed that the applicable tariff would be the one set by the Ministry of Mines and Energy (the MME Tariff). The tariff was updated by the MME in September 2024, valid until June 2025. In 2024, payments made by Ecopetrol S.A. under this agreement amounted to USD 168.41 million.

ODC has entered into the following agreements with some of our other subsidiaries:

Between March 1992 and January 1993, Hocol, Equion and Santiago Oil Company each entered into agreements with ODC for the transportation of crude oil through the Vasconia-Coveñas pipeline. The term of each of these agreements is indefinite. As of January 2013, the applicable tariff is the one set by the Ministry of Mines and Energy. In 2024, the transportation fees billed by ODC were: Equion (USD 0.03 million) and Hocol (USD 2.67 million). On December 23, 2022, ODC entered into a crude oil transportation contract with Equion. The term of this agreement is one year, effective as of January 1, 2023. The agreement applies the current tariff established by the Ministry of Mines and Energy. On December 26, 2023, an amendment to the agreement was executed to extend its term for an additional year. On December 26, 2024, another amendment to the agreement was executed to extend its term for an additional year. As of December 31, 2023, the advance payment balance is USD 0.004 million.

Oleoducto de los Llanos Orientales (ODL)

Ecopetrol S.A. has entered into the following agreements, among others, with its 65%-owned subsidiary, ODL:

In December 2009, Ecopetrol S.A. entered into a service agreement with ODL to transport crude oil. This agreement was subsequently replaced in January 2014 by a new agreement that expired in December 2020. The contract stipulated a ship-or-pay clause for the transportation of 167,000 barrels per day (bpd) in 2014, 149,000 bpd in 2015 and 139,000 bpd until 2020. In January 2017, the agreement was amended to maintain the economic and commercial balance for the parties, based on changes to the system’s standard condition of the system (to transport crude oil with a 690 cStk viscosity), reducing the “ship-or-pay” capacity from 139,000 bpd to 129,139 bpd until December 2020. On March 5, 2021, Ecopetrol S.A. and ODL entered into an amendment that adjusted terms and definitions, allowing for the transportation of barrels that had been paid but not transported. On November 25, 2021, an amendment was made to adjust terms and definitions of the applicable TRM and to extend the term for providing ship-and-pay transportation services until November 2026. Payments by Ecopetrol S.A. under this contract were COP 1,096.31 billion in 2024.

On August 1, 2015, ODL entered into an indefinite management agreement with Oleoducto Bicentenario by means of which ODL receives legal representation and provides management services to Oleoducto Bicentenario. On August 1, 2017, the agreement was amended in order to change the way ODL is remunerated by this service, improving the structure of the agreement. Pursuant to the terms of this agreement, Cenit paid to ODL COP 4.84 billion plus applicable taxes in 2024, as a result of the merger between Oleoducto Bicentenario and Cenit.

Ecodiesel

Ecopetrol S.A. entered into a supply agreement for the Barrancabermeja refinery, with Ecodiesel Colombia S.A. (“Ecodiesel”), a company in which Ecopetrol S.A. has a 50% equity interest. The current agreement began on February 1, 2021 (“renewed agreement”) and expires on January 31, 2026. Pursuant to the terms of the renewed agreement, Ecodiesel must deliver to Ecopetrol S.A. and Ecopetrol S.A. must, in turn, purchase a minimum of 50,880 barrels of Ecodiesel’s biodiesel production each month. Payments vary depending on the purchased volumes and the prices of biodiesel. In 2024, Ecopetrol S.A. paid a total of COP 516.34 billion under the current agreement.

Additionally, Ecopetrol S.A., as Cartagena Refinery’s legal agent, signed another supply agreement with Ecodiesel on October 1, 2020, that is valid until September 30, 2023 and on October 4, 2023, Ecopetrol S.A. as Cartagena Refinery´s legal agent, signed a new supply agreement with Ecodiesel, that is in effect until March 31, 2025. On March 31, 2025, Ecopetrol S.A. as Cartagena Refinery´s legal agent, signed a new supply agreement with Ecodiesel, that is in effect until March 31, 2028. Pursuant to the terms of the first this agreement, Ecodiesel must deliver to Cartagena Refinery, and Cartagena Refinery must in turn purchase a minimum of 10,400 barrels of Ecodiesel’s biodiesel production each month. In 2023, Cartagena Refinery paid a total of COP 100.2 billion to Ecodiesel under this agreement. Under the terms of the new agreement, Cartagena Refinery must purchase a minimum of 12,000 barrels of Ecodiesel’s biodiesel production on a monthly basis. In 2024, Cartagena Refinery paid a total of COP 120.42 billion to Ecodiesel under this agreement.

In 2024, Ecopetrol S.A. bought COP 516.34 billion worth of biodiesel from Ecodiesel for its own consumption and COP 120.42 billion worth of biodiesel for Cartagena Refinery’s consumption.

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

After the occurrence of an event of default due to failure to make a principal repayment by Savia Perú S.A. on September 2021, a restructuring process began in coordination with KNOC which sought to maximize the possibility of recovering the outstanding loan. The process concluded in February 2022 with the execution of a new set of documentation that incorporates: (i) an increase in the interest rate to 6.5%, (ii) the creation of a pledge over 100% of the shares of Procesadora de Gas Pariñas S.A.C. (a subsidiary of OIG), (iii) the creation of a trust structure holding the collection rights of Savia Perú S.A. derived from its sales to PetroPeru with Ecopetrol and KNOC as beneficiaries, (iv) monthly interest and principal payments, (v) mandatory prepayments under certain specific circumstances, and (vi) the obligation by Savia Perú S.A. to apply commercially reasonable efforts to prepay all the loans with any excess cash. The final maturity of the loan was December 2023.

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

We have an agreement with the ANH by which we purchase all crude oil delivered to the ANH as royalties and economic rights by us and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol S.A. and the ANH that reflects our crude export sales prices, a quality adjustment for API gravity and sulfur content, transportation rates from the wellhead to the export ports or internal refineries, marketing fee and diluent cost. We export and incorporate into Ecopetrol’s refining segment the physical product purchased from the ANH as part of our ordinary business.

For the period between January 2024 and December 2024, we purchased 35.5 million barrels of crude oil from the ANH corresponding to royalties and economic rights paid in kind by oil producers in Colombia. The previous agreement between the ANH and us ended on June 30, 2023, and a new agreement was then executed by ANH and us for a term of July 2023 to June 2026. See section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Royalties for a description of the current royalty scheme.

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

In addition, as an importer and refiner of hydrocarbons in Colombia, Ecopetrol S.A. and Cartagena Refinery are counterparties of the FEPC. See section Business Overview—Applicable Laws and Regulations—Regulation of Refining and Petrochemical Activities—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC). Pursuant to that regulatory framework, for the year ended December 31, 2024, Ecopetrol S.A. recorded COP 5.96 trillion in accounts receivable due from FEPC, while Cartagena Refinery recorded COP 1.66 trillion in accounts receivable due from FEPC.

3.13Insurance

As part of the risk retention and transfer strategy, the Ecopetrol Group has insurance programs that seek local and international coverage for assets, operations and personnel in the upstream, midstream and downstream segments for hydrocarbons and electric power transmission and toll roads concessions, as summarized below.

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

In 2024, BGRe increased its level of retention from USD 145 million to USD 185 million, supported by a retention capacity study, which was carried out in 2024.

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

3.13.1	Upstream, Midstream and Downstream

We have a clear and defined corporate policy based on risk financing guidelines that summarizes the Company’s risk transfer and retention alternatives and provides support and guidance for all the insurance-related issues of all our affiliated and subsidiary companies.

As a proactive strategy to deal with the hardening conditions of the worldwide reinsurance market until 2019, in July 2020, Ecopetrol S.A. became a member of the Everen, which is an energy industry mutual insurance company based in Hamilton, Bermuda, established since 1972. This organization operates based on the concept of mutualization, in which several companies threatened by similar risks and with comparable exposure profiles decide to constitute a common fund, based on the individual contribution of each one, depending on the size of their operation and the estimated losses they may suffer as a result of the materialization of such risks. Everen is insuring almost USD 4 trillion of global energy assets. Its credit rating is A (S&P) and A2 (Moody’s). Currently, 72 companies in the world are members of Everen. Ecopetrol Group, as a member of Everen, has access to cost-effective insurance capacity with a minimum deductible of USD 10 million and up to USD 450 million per occurrence for all owned assets.

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

In the tables below, we set forth our insurance program for our downstream, upstream and midstream operations and the companies covered, along with related limits and coverage details.

Table 51 – Category A: Coverages through the Everen and Reinsurance and Insurance Market for the Downstream Segment

	Limit (eel / agg)(1)		Deductible		Ecopetrol
USD Millions	Onshore	Offshore	Onshore	Offshore	Downstream	Cartagena Refinery	Esenttia
Policies
Property all risk	2,300	N/A	5.0	N/A	X	X	X
Sabotage and terrorism	600	N/A	0.5	N/A	X	X	X

(1) Eel: each and every loss. Agg: Aggregate.

Table 52 – Category A: Coverages through the Everen and Reinsurance and Insurance market for the Upstream segment

	Limit (eel / agg)(1)		Deductible		Ecopetrol		ECP
USD Millions	Onshore	Offshore	Onshore	Offshore	Upstream	Hocol	America	Permian
Policies
Property all risk(2)	650	650	1.0	1.0	X	X	X	X
Sabotage and terrorism	450	450	0.5	0.5	X	X	N/A	N/A
Control of wells(3)	800	800	1.0	5.0/6.0	X	X	X	X

(1) Eel:  each and every loss. Agg:  Aggregate.

(2) USD 200 million Property All Risk but USD 350 million Maximum Loss limit and in the aggregate in respect of earthquake. Everen limit of USD 450 million applies as primary layer of those limits.

(3) USD 350 million Control of Wells Maximum Loss limit. Everen limit of USD 450 million applies as primary layer of those limits.

Table 53 – Category B: Transversal Coverages through the Traditional Insurance and Reinsurance Market for the Downstream, Upstream and Midstream Segments

	Limit			Cartagena		Esenttia			Santiago	ECP									ECP	ECP
USD Millions	(eel / agg)(1)	Deductible	Ecopetrol	Refinery	Esenttia	MB	Equión	Hocol	Oil	America	Permian	Brazil	Cenit	Ocensa	ODL	OBC	ODC	Invercolsa	Trading Asia	Trading LLC
Policies
Third party liability(2)	500	10.0	X	X	X	X	N/A	X	N/A	X	X	N/A	X	X	X	N/A	X	N/A	X	X
Crime	60 / 120	0.5	X	X	X	X	X	X	N/A	X	X	X	N/A	N/A	N/A	N/A	N/A	X	X	X
Directors & Officers	161	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Cargo	50 / 120	3% dispatch	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	X	X
Charterers	750	0.02	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	X	X
Cyber(3)	85 / 150	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	N/A	X	X	X	X
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	Ecopetrol Permian’s limit is USD 175 million.
(3)	Coverage through the Everen and reinsurance and insurance market. Coverage under section 1 (buyback for property) does not apply to midstream subsidiaries.

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

Ecopetrol S.A.’s midstream subsidiaries continue having an independent program for their oil transportation companies (including crime and D&O policies).

Table 54 – Midstream’s Program

	Limit (eel / agg)(1)		Deductible
USD Millions	Onshore	Offshore	Onshore	Offshore	Cenit	Ocensa	ODL	OBC(7)	ODC
Policies
Property all risk(2)	200	200	0.5	0.5	X	X	X	X	X
Sabotage and terrorism(3)	70/25	30	0.075	0.15	X	X	X	X	X
Third party liability	100	100	0.1/0.5	0.5	X	X	X	X	X
Environmental Liability(4)	20	N/A	1.0	N/A	X	X	X	X	X
Directors & Officers(5)	100	N/A	N/A	N/A	X	X	X	X	X
Crime	50	N/A	0.175	N/A	X	X	X	X	X
Cyber(6)	15	15	0.5	0.5	X	X	X	X	X

(1)Eel: each and every loss. Agg:  Aggregate.

(2)USD 200 million each company and an aggregated excess shared limit of USD 750 million (aggregate for the policy period 18 months).

(3)Does not include Caño Limón – Coveñas (CLC) and Oleoducto Transandino (OTA) systems owned by Cenit.

(4)Environmental liability gradual pollution coverage, which consists of two different policies; one for pipelines and one for stations.

(5)Aggregate limit increased to USD 100 million worldwide coverage. Deductible only for coverage No.2 in the USA.

(6)Cyber Risk. Property damage exclusion which includes buy-back coverage.

(7)All insurance coverages were transferred to Cenit, as a result of the merger between Oleoducto Bicentenario and Cenit on December 28, 2023.

(8)Onshore deductible of USD 0.1 million, except for seepage and pollution of USD 0.5 million.

Regarding the offshore operations in the U.S. Gulf Coast, Ecopetrol America LLC is party to Operating Agreements, or OAs, that include customary conditions, and which contain similar terms and provisions to those in the Model Form of Offshore Deepwater Operating Agreement of the American Association of Professional Landmen. In general, pursuant to these OAs, the obligations, duties, and liabilities of the contract parties are several, and not joint or collective, for all operations covered by the OAs.

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

Our corporative insurance program is focused on addressing insurance needs related to operating a hydrocarbons-oriented business, however, the “Risk Retention and Transfer” strategy is currently designing and reviewing our current insurance needs in order to get coverage for the new energy transition projects. We are constantly monitoring the international insurance markets to analyze and review alternatives solutions and assure proper coverage for future projects. In 2025, we intend to continue our review of different coverage alternatives for the energy transition segment, seeking to start implementing as soon as the Company gets ready to begin the low emission projects.

3.13.2Electric Power Transmission and Toll Roads Concessions

ISA and its subsidiaries have a robust insurance program, which sets basic guidelines for its risk retention and transfer policy. Consistent with its insurance guidelines, ISA transfers risk to the traditional market under regional and local insurance programs. We are currently assessing the potential for efficiencies to optimize ISA’s risk retention and transfer strategy.

In order to strengthen its insurance program, in 2014, ISA registered Linear Systems Re as the captive insurance company for the group. As of the date of this annual report, Linear Systems Re has USD 11.5 million as shareholder equity and participated in the placement and risk retention of property damage, sabotage & terrorism policies allowing direct access to the commercial reinsurance markets. In 2024, Linear Systems Re increased its level of retention to USD 1 million annually, according to the retention capacity study carried out during 2024.

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

According to the above, the main policies of the corporate insurance program correspond to the following:

Table 55 – ISA’s Program

	Limit (eel /		ISA &
USD Millions	agg)(1)	Deductible	Colombia	Perú	Chile	Bolivia	Brazil	Argentina
Policies
Property all risk(2)	80	Various	X	70	80	10	22	N/A
Sabotage and terrorism (S&T)	50	Various	X	20	20	10	N/A	N/A
Equipment Electric (EE)(3)	172	10%	X	48	15	N/A	N/A	N/A
Construction All Risk	75	10%	X	X	X	N/A	X	N/A
Directors & Officers	60	N/A	X	X	X	X	10	N/A
Cyber(4)	35	Various	X	X	X	X	X	N/A
Crime	15/30	0.20	X	X	X	1	N/A	N/A

(1)Eel: each and every loss. Agg: Aggregate.

(2)The deductible of 2% loss and a minimum that depends on the sum insured for machinery and equipment in each country.

(3)A 10% deductible applies on each and every loss above USD 250. Deductible applies 10% each and every loss with a minimum of USD 250.

(4)The policy is composed of two limits: (i) Traditional Cyber, with a limit of USD 35 million, and (ii) cyber damage, with a limit of USD 25 million, excess of 2% insurable value of the asset. The program is placed as a master program in Brazil for regulatory purposes.

Note: Different coverages and conditions may apply in each country for each subsidiary.

The policies detailed above for Ecopetrol Group, are subject to particular conditions, limits, sub-limits, deductibles, guarantees and exclusions applying for each line of insurance and each coverage. For purposes of this annual report, only the main limits and deductibles were mentioned in each group.

3.14Human Resources/Labor Relations

3.14.1	Employees

As of December 31, 2024, the Ecopetrol Group had 19,581 employees, a decrease of 0.4% compared to 2023, equivalent to 76 employees, primarily due to a staffing change aligned with the retirement plan and number of retirees.

The table below presents the breakdown of our employees according to the business segments where they work, and the personnel of our subsidiaries for the years ended December 31, 2024, 2023 and 2022.

Table 56 – Ecopetrol Group’s Employees

	For the year ended December 31,
	2024	2023	2022

	(Number of employees)
Ecopetrol S.A.
Hydrocarbons
Upstream
Exploration	205	211	191
Production	2,563	2,624	2,334
Others	1,273	1,268	1,391
Total Upstream	4,041	4,103	3,916
Downstream	—	—	—
Refining	2,522	2,576	2,532
Marketing	—	—	—
Others	—	—	—
Total Downstream	2,522	2,576	2,532
Transport	—	—	—
Others	123	—	—
Marketing*	157	162	142
Total Hydrocarbons	6,843	6,841	6,590
Low-Emissions Solutions	138	108	95
Total Operations	6,981	6,949	6,685
Corporate	2,684	2,901	2,811
Total Ecopetrol S.A.	9,665	9,850	9,496
Ecopetrol America LLC.	20	22	36
Ecopetrol Permian LLC.	47	54	54
Ecopetrol USA	37	37	36
Ecopetrol US Trading	6	3	—
Capital AG	1	1	—
Bioenergy S.A.S.	—	—	—
Bioenergy Zona Franca S.A.S.	—	—	—
Hocol S.A.	397	400	367
Equion Energía Limited	18	24	23
Oleoducto Central S.A.	281	277	272
Oleoducto de Colombia S.A.	40	28	26
Oleoducto de los Llanos S.A.	69	77	75
Oleoducto Bicentenario de Colombia S.A.S.*	—	—	—
Refinería de Cartagena S.A.S.	43	43	47
Ecopetrol Óleo e Gás do Brasil Ltda.	34	38	37
Esenttia S.A.	406	422	416
Esenttia MB	39	41	41
Cenit Transporte y Logistica de Hidrocarburos S.A.S.	1,142	1,140	1,107
Invercolsa	2,226	2,181	2,153
Ecopetrol Energía S.A. E.S.P	—	—	—
Ecopetrol Asia Trading	9	8	4
Electric Power Transmission and Toll Roads Concessions
Interconexión Eléctrica S.A. E.S.P	5,101	5,011	4,713
TOTAL	19,581	19,657	18,903

*On December 28, 2023, Oleoducto Bicentenario merged with Cenit Transporte y Logística de Hidrocarburos S.A.S., with Oleoducto Bicentenario ceasing to exist and all of its assets and liabilities, rights and obligations being assumed by Cenit Transporte y Logística de Hidrocarburos S.A.S.

As of December 31, 2024, Kalixpan Servicios Técnicos, S. de R.L. de C.V. was in liquidation, and Topili Servicios Administrativos S. de R.L. de C.V. was acquired by Esenttia and did not have direct employees. Additionally, Ecopetrol Global Energy and Black Gold RE did not have direct employees.

During 2024, 568 employees left Ecopetrol due to voluntary or dismissal retirement at the professional-technical, operative and management level. Therefore, as of December 31, 2024, the Ecopetrol’s employee turnover rate was 5.88%. We calculate the employee turnover rate by dividing the number of employees who left the company by the total number of employees at the end of the period.

Ecopetrol is implementing a new operating model, referred to as project “Átomo”, designed to support the delivery of its long-term corporate strategy. This group-wide effort focuses on adapting the organization to the differentiated nature of each of its business lines (Hydrocarbons, Energies for the Transition and Transmission), allowing them to be more autonomous, agile, and specialized. This redesigned model is intended to strengthen synergies across our businesses and provide the appropriate level of guidance from the corporate center to the business lines —enabling speed of execution, efficiencies, and value capture.

Loans and investment in training and development for our employees

To improve the quality of life of our employees, Ecopetrol S.A. extends various types of loans to its employees, including housing loans and general-purpose loans and the amount depends on the applicant’s position level and payment capacity. Ecopetrol S.A. does not guarantee any loans made by third parties. In 2024, Ecopetrol S.A. extended 1,662 housing loans for a total of COP 734.95 billion, education loans for a total of COP 2.28 billion and 3,035 general-purpose loans for a total of COP 75.77 billion. In 2024, Ecopetrol S.A. also provided on-site and external training and development, which totaled to COP 34.12 billion, and it extended a total of COP 269.6 billion in subsidies for education.

We have not provided loans (including housing loans), extended, or maintained credit lines, arranged for the extension of credit by third parties, materially modified or renewed an extension of credit lines, in the form of a personal loan to or for any of our executive officers since our ADSs were registered under the Exchange Act.

We do not offer loans to any of our executive officers.

Labor Regulation

In accordance with Article 123 of the Colombian Political Constitution and Article 7 of the Law 1118 of 2006, our employees are considered “public servants,” even though they are subject to the common labor law. As such, their conduct is subject to the rules of those who manage public goods and assets and can be considered responsible for their illegal actions and omissions in accordance with the following regimes: (i) disciplinary (Law 1952 of 2019), (ii) criminal or (iii) civil.

Principles of the Culture Statement.

The Ecopetrol Group has made progress in consolidating the Principles of the Corporate Culture Statement: (i) life first, (ii) ethics and transparency, (iii) excellence, (iv) leadership, (v) innovation and (vi) collaboration.

According to the results of the Culture and Work Environment 2024 survey, made with the support of the Great Place to Work® Institute, with 11,697 persons, 97% (favorability) of the workers affirmed ‘knowing and promoting the six principles of the Ecopetrol Group’s Cultural Statement’.

This survey, of international standard, included questions related to three main topics: (i) “Culture”, focused on the extent to which employees behave in a manner consistent with the “Culture Statement”; (ii) “Leadership”, focused on how people in leadership positions in the Company encourage the behaviors expected of employees and create positive work environments; and (iii) “Work environment”, focused on the experience employees and their satisfied:

●	77.8 is the Ecopetrol Group’s Bonding Index which positions it in an ‘outstanding’ stage according to the valuation scale established by Great Place to Work®. This index summarizes the strength of the bond that unites the employee to the organization, based on the joint consideration of transactional and affective aspects.

●	64.9 is the Work Environment Index of the Ecopetrol Group, which places it in a ‘Very Satisfactory’ stage according to the valuation scale established by Great Place to Work®. This synthesizes the achievement reached by the organization in all aspects that summarize the employee’s experience.

Diversity and Inclusion

We are committed to adding value to diversity, embracing differences, and fostering the development of increasingly inclusive environments where all individuals feel welcomed, appreciated, treated with fairness and respect, and where they receive equal opportunities to contribute their best. The Company develops workplace practices aligned with this framework, applicable to the Board of Directors, senior executives, and all individuals working in Grupo Ecopetrol (GE). In 2024, Ecopetrol updated its Diversity, Equity, Inclusion and Belonging Strategy (DEI&P), called Human Wealth. The purpose of the strategy is to incorporate the DEI&P in the culture of the Ecopetrol Group, through products and services that allow territorial dialogue, safe environments for all people and the generation of alliances with actors that value human wealth.

This purpose is leveraged by four strategic lines:

- Human Wealth Approach in the regions: incorporation of relationship models with all stakeholders.

- Vanguard pedagogy: implementing a pedagogical model in line with the needs of the people in the organization.

- Reasonable Adjustments for Human Wealth in all processes.

- Strategic, sensitive and empathetic relationships with communities and group companies.

Also, our strategy is comprised of 6 perspectives, which include: Ethnicity, Gender, Disability and caregiving practices, Generations, Reconciliation y Socio-cultural groups.

We made progress in our objective of providing a more inclusive experience for all our stakeholders and achieving high standards of diversity and inclusion:

●	Inclusive environment: people evaluate their experience in terms of diversity and inclusion with a 92% favorability.
●	Ecopetrol was awarded the third ranking company in the practice of Diversity, Equity and Inclusion in Latin America by the CNC (Centro Nacional de Consultoría) and received recognition for its progress in the gender perspective from peer companies that participated in the Ranking of Inclusive Companies.
●	Ecopetrol reaffirmed its commitment to gender equity by implementing the Equipares Gold Seal, an initiative of the Ministry of Labor and the United Nations Development Program UNDP.
3.14.2	Collective Bargaining Arrangements

Ecopetrol S.A.

The collective bargaining agreement was signed with the Workers Union of the Petroleum Industry – USO, ADECO, SINDISPETROL, ASINTRAHC, SINTRAMEN, ASOPETROGAS, SUP, ASTECO and UTIPEC, and is valid from January 1, 2023 to December 31, 2026. The agreements reached include improvements in the working conditions of its workers, the commitment to continue promoting diversity, equity and inclusion with a gender focus, new hiring of personnel to strengthen the company’s operation, among other aspects, with criteria of reasonableness, austerity, and efficiency. There are 33 industry unions and 17 company-specific unions, for a total of 50 coexisting unions within Ecopetrol S.A. During 2024, the Company has fully complied with the agreements and commitments derived from the collective bargaining agreements.

The Company manages compliance with union rights regarding the deduction of union dues, permits and union guarantees. Likewise, it fully observes the rules that regulate aspects such as trade union rights and other rights related to freedom of association. As of December 31, 2024, Ecopetrol S.A. had a workforce of 9,665 active workers of which, and in accordance with current legal provisions, 93.24% received benefits from the application of the collective bargaining agreements. In addition, 64.26% of the active workforce of Ecopetrol S.A. was affiliated with at least one of the 50 recognized unions. Moreover, the Company held a total of 571 meetings with union organizations in 2024.

Interconexión Eléctrica S.A.

There are 22 labor unions within ISA and its subsidiaries with a total of 1,549 members are covered by 23 collective bargaining agreements that also benefit, per extension, 1,360 additional syndicate members. Additionally, there are two collective bargaining agreements that cover 454 employees (or 8.9% of ISA’s total workforce). The collective bargaining agreements establish certain terms and conditions of employment and are subscribed to on an individual, voluntary basis by employees. Collective bargaining agreements are not negotiated by unions or other representative bodies on behalf of our employees, but rather are developed through informal discussions between management and employees.

Cenit Transporte y Logística de Hidrocarburos S.A.S.

There are fourteen industrial labor unions that coexist within Cenit’s workforce, to which 27.6% of Cenit’s employees are affiliated. In October 2019, Cenit signed a collective bargaining agreement with the Unión Sindical Obrera de la Industria del Petróleo-USO for a term of four years ending on August 30, 2023. The collective bargaining agreement awards union protections and benefits which exceed those established by law. The Agreement was denounced by the Unión Sindical Obrera de la Industria del Petróleo-USO on August 30, 2023. As of the date of this annual report, the union has not delivered a list of demands to Cenit.

4.	Financial Review

Our consolidated financial statements for the years ended December 31, 2024, 2023 and 2022 were prepared in accordance with IFRS as issued by the IASB.

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

Our operating results were affected mainly by: (i) international prices of crude oil, international prices for refined products and local prices for natural gas, (ii) volumes, product mix, and our operational performance, (iii) specific macroeconomics factors, such as inflation, particularly in Latin America, higher interest rates, and the COP/USD exchange rate, (iv) public order situations, (v) regulatory changes, including higher taxes, and (vi) local regulation in Colombia for consumer gasoline and diesel prices and their impact in the Fuel Price Stabilization Fund. Crude oil prices and volumes are particularly important to the results of our exploration and production segments. This is because as export volumes or export prices of crude oil and products decrease or increase, our revenues also do. Results from our refining activities are also affected by the price of crude oil used as raw material, changes in international prices for refined products, drastic changes in demand due to market factors, conversion ratios and utilization rates and refining capacity, all of which affect our refining margins. In the Midstream segment, terrorist attacks by guerillas against our pipelines, illegal valves used to siphon off crude, and other facilities or social unrest can lead to loss of revenues by restricting the availability of transport systems for exports or sales of crude oil and products and/or production activities, in addition to the direct costs of repairing and cleaning.

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

Local sales and prices

We have a number of crude oil short-term commercial agreements with local customers, and natural gas short and long-term supply contracts with gas-fired power plants and local natural gas distribution companies. Local sale prices are determined in accordance with existing regulations, contractual arrangements, and the spot market, in turn, linked to international benchmarks. Local sales represented 49.8% of our total revenues, on average, for the past three years.

International sales and prices

Our international sales represented 50.2% of our total revenues, on average, for the past three years.

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

Exploration costs

We account for exploratory drilling costs using the successful efforts method, whereby all costs associated with the exploration and drilling of productive wells are initially capitalized. Costs incurred in exploring and drilling dry or unsuccessful wells are expensed in the period in which the well is determined to be a dry or unsuccessful well and are accounted for under “Exploration and Project expenses.” Consequently, an increase in the number of exploratory wells we declare as dry or unsuccessful are expected to negatively affect our results and may cause volatility in our operating expenses. See Note 4.7 to our consolidated financial statements for a summary of our accounting policy for exploration costs.

Royalties

Each of our production contracts has its own royalty arrangement in accordance with applicable law. Law 141 of 1994 established a royalty fixed rate equivalent to 20% of total production. In 1999, a modification to the royalty system established a sliding scale for royalty percentage linked to the production level of crude oil and natural gas to fields discovered after July 29, 1999, depending on whether the production is crude oil or natural gas, and on the quality of the crude oil produced. Since 2002, as a result of the enactment of Law 756 of 2002, the royalty percentage has ranged from 8% for fields producing up to five mbd to 25% for fields producing more than 600 mbd. Producing fields pay royalties in accordance with the applicable royalty rate at the time of the discovery. Also, Law 756 of 2002 establishes that in the fields of the association contracts that terminate or revert an additional royalty rate of 12% of the basic production applies.

Since January 2014, the ANH has collected natural gas production royalties from producers settled in cash based on a formula, regardless of whether a producer has sold the gas. As a result, we no longer commercialize this gas on behalf of the ANH. In addition, since royalties are now payable to the ANH in cash, all of the gas that we produce is considered part of our reserves and production, without any deduction for royalties. The cost of natural gas royalties totaled COP 995,254 million in 2024.

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

On December 13, 2022, Law 2277 of 2022 was adopted. Law 2277 of 2022 adopted amendments to the Colombian tax system, including the non-deductibility of crude oil and gas royalties. On November 16, 2023, the Constitutional Court in Colombia issued ruling C-489, in which it determined that royalties are a deductible cost of income tax. In December of 2023, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested the review of the ruling to the Constitutional Court, alleging a fiscal impact and nullity, respectively. Law 2277 of 2022 came into force on January 1, 2023 and resulted in the payment of higher income taxes and higher effective tax rates by Colombian companies such as Ecopetrol S.A. and Hocol. In March 2024, the Constitutional Court rejected the request for nullity filed by the Ministry of Mines and Energy. With respect to the fiscal impact argument filed by the Ministry of Finance and Public Credit, such ministry filed related correspondence on March 11, 2024.

The Constitutional Court rejected the case of fiscal impact filed by the Minister of Finance and Public Credit, stating that the arguments presented did not meet the constitutional threshold. See section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results—Taxes and section Risk Review—Risk Factors—Risks Related to Our Business—New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.

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

In 2023 and 2024, we maintained constant monitoring of various Russia-Ukraine related factors that could impact our financial performance. These factors include the ongoing conflict, interruptions in the export of Russian energy due to sanctions, disruptions in supply chain, price volatility and others. In addition, we continue to monitor potential changes in demand, geopolitical risks, and regulatory changes that could affect its operations. However, despite the conflict persisting throughout 2024, the market corrected the prices downwards.

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

In 2023, the FEPC balance was COP 20.5 trillion due to the difference between the international market prices of regular motor gasoline and diesel, and the regulated prices in Colombia, however, the balance of this account was reduced by COP 12.9 trillion in 2024, resulting in a final balance of COP 7.6 trillion in accounts receivable as of December 31, 2024.

The reduction is partly attributed to the series of gasoline price increases started by the Colombian government in September 2022. In 2022, the gasoline price increased by COP 600 per gallon; in 2023, the gasoline price increased by COP 4,850 per gallon; in 2024, the gasoline price increased by COP 600 per gallon and; in 2024, the diesel price increased by COP 800 per gallon These prices increases were also necessary to mitigate the impact of rising international prices and maintain a stable domestic market.

The FEPC accounts receivable represent 37.3% of Ecopetrol’s total short-term accounts receivable as of December 31, 2024, and created a strain on working capital needs, including payment obligations to suppliers, taxes, payroll, and other short-term expenses. The balance of the FEPC account also impacts the comparison of solvency and liquidity levels against industry peers. Nevertheless, the Government of Colombia has outlined potential ways to manage the payment of outstanding accounts receivable balances and finding structural solutions to close the current gaps in the fund. See section Regulation Concerning Production and Prices - Fuel Price Stabilization Fund (FEPC).

4.2	[Reserved]
4.3	Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results
4.3.1	Taxes

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

For fiscal years 2022, 2023, and 2024 the dividends tax applied as follows:

i.

In accordance with Article 245 of the Colombian Tax Code, the dividends tax applicable to non-resident shareholders is as follows:  (i) a 10% dividend tax for dividends paid out of profits that were accrued as of January 1, 2017 and were taxed at the corporate level, which was increased to a tax rate of 20% for the fiscal year 2023 and 2024; (ii) no dividend tax on dividends paid out of profits that accrued until December 31, 2016 and were taxed at the corporate level; (iii) a withholding tax at the statutory corporate income tax rate (35% as from 2022) on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional, 10% or 20% dividend tax, as applicable, after applying the initial corporate income withholding tax rate.

ii.

In accordance with Article 242 of the Colombian Tax Code, for Colombian individuals: for fiscal years 2021 and 2022, dividends paid greater than 300 UVT (Spanish acronym for Unidad de Valor Tributario) were taxed at 10%. For fiscal year 2023 and 2024, dividends paid greater than 1,090 UVT were taxed at rate of 15%.

iii.

In accordance with Article 242-1 of the Colombian Tax Code, dividends distributed from taxed profits to local corporations for fiscal years 2021 and 2022 are taxed at 7.5%, or a 31% withholding tax for 2021 and 35% as from 2022 on dividends distributed from untaxed profits, plus an additional 7.5% dividend tax after applying the initial corporate income withholding tax rate. For fiscal year 2023 and 2024, the tax rate increased to 10%.

Tax losses accrued as of fiscal year 2017 may be offset against ordinary net income obtained in the following 12 taxable years.

Depreciation and amortization methods and annual percentages must be determined in accordance with accounting rules and are limited to those established in the tax rule and depend on the type of asset. For example, machinery and equipment depreciate at an annual rate of 10%, infrastructure (including pipelines) at 2.22%, vehicles at 10% and computers at 20%, among others.

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

In accordance with Resolutions No. 019 of 2022 and 012 of 2023, issued by the tax authority, the carbon tax accrues on the carbon content of fossil fuels used for combustion. The rate was COP 18,829 and COP 23,394.60 per ton of CO2, for fiscal years 2022 and 2023, respectively.

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

On August 8, 2022, the MHCP submitted a tax reform bill to Congress proposing several changes to the Colombian tax regime. The Colombian Congress adopted Law 2277 of 2022, which introduced the following modifications to the Colombian tax system, applicable from January 1st, 2023: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, at rates ranging from 0.5% to 1.5% based on the level of net equity at January 1st every year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate (increases from 10% to 15%), (iv) the elimination of specific tax benefits and exemptions, (v) a minimum corporate income tax based on effective tax rate (effective rate calculated on book profit should be at least 15%, considering certain adjustments to accounting profits and certain exempted companies), (vi) the application of taxes based on significant economic presence (primarily for non-resident persons and entities that provide digital services, but including other services and commercial activities), (vii) the elimination of the ability to claim 50% of the ICA as an income tax credit, (viii) an additional percentage points to the nominal tax rate for companies engaged in the extraction of crude oil and coal of 0%, 5%, 10% or 15% and based on international prices. For fiscal year 2023 and 2024, additional percentage points will be applied to the nominal of 10% and 5%, given that the Brent price was USD 80.32 and USD 78.76, according to ANH Resolutions No. 0061 and No. 0044 from January 31, 2024 and 2025, respectively. Note that the revenues from the sale of natural gas are not subject to these additional percentage points to the nominal tax rate, (ix) non-deductibility of royalties, and (x) the modification of section 221 of Law 1819 of 2016, with an adjustment to the taxable event and establishing that the national carbon tax will be levied on the carbon equivalent content (CO2eq) of all fossil fuels, including all petroleum derivatives, fossil gas and solids used for combustion.

Concerning the non-deductibility of royalties, the Colombian Constitutional Court deemed the limiting rule is unconstitutional and inapplicable. In a final effort to mitigate the effect of this ruling to the public finances, the Government recently requested to adjust, modify or defer its decision to the Constitutional Court. As of the date of this annual report, it is uncertain whether the Constitutional Court will amend its ruling.

On November 16, 2023, the Constitutional Court in Colombia issued ruling C-489, in which it determined that royalties are a deductible cost of income tax. In December of 2023, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested the review of the ruling to the Constitutional Court, alleging a fiscal impact and nullity, respectively. In March of 2024, the Constitutional Court rejected the request for nullity filed by the Ministry of Mines and Energy. The Constitutional Court rejected the case of fiscal impact filed by the Minister of Finance and Public Credit and granted a term of five business days to correct the written statement and provide additional information. In May 2024, the Constitutional Court rejected the case of fiscal impact filed by the Minister of Finance and Public Credit, stating that the arguments presented did not meet the constitutional threshold. In July 2024, the Constitutional Court rejected the request for insistence filed by the Ministry of Mines and Energy.

On February 22, 2025, the National Government issued Decree 0175, which creates the Catatumbo special tax for the first sales and exports of oil. The rate of this tax is 1%. Additionally, it increases the stamp tax from 0% to 1%. The Decree is valid until December 31, 2025.

Part A: Applicable Taxpayers for the Equity Tax (2023 and onwards)

●	Resident individuals with assets located in Colombia and abroad.
●	Non-resident individuals with respect to assets located in Colombia (including assets held indirectly through permanent establishments).
●	Non-residents with non-cash assets in Colombia.
●	Foreign entities that are not income taxpayers in Colombia but who possess assets located in Colombia, other than shares of Colombian companies, accounts receivables sourced in Colombian (i.e., with Colombian debtors), portfolio investments (i.e., investing through a foreign funds administration account (FFAA)), provided that these entities have complied with the foreign exchange regime in respect of such excluded assets. Additionally, non-residents with financial leasing agreements with Colombian borrowers (lessees) are also not liable for the tax (arguably in connection with that specific asset).

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

With the acquisition of ISA, an amount of our revenues started being generated in currencies other than the Colombian peso, and some of the operating and other expenses we incur are paid in the local currency of the countries where ISA operates. As a result, we may be exposed to foreign exchange and translation risk when local currency financial statements are translated to Colombian pesos. In addition, around 82% of ISA’s debt is denominated in foreign currency. Therefore, our consolidated financial results could be affected by an increase in financial costs due to the devaluation of the currencies in the jurisdictions where ISA operates. As a result, the devaluation of the Colombian peso would lead to the recognition of currency conversion losses due to the increase in the affected debt balance upon the translation of U.S. dollar-denominated debt or other currencies to Colombian pesos.

During 2024, the Colombian Peso appreciated on average 5.87% against the U.S. dollar. During 2023 and 2022, the Colombian Peso depreciated on average 1.64% and 13.69%, respectively, against the U.S. dollar. Additionally, on December 31, 2024, the Colombian Peso/U.S. dollar exchange rate depreciated 15.36% as compared to the same date in 2023, while the Colombian Peso/U.S. dollar exchange rate had appreciated 20.54% in 2023 as of December 31, 2023, and depreciated 20.82% as of December 31, 2022, in relation to the rate on the same date of the immediately preceding year.

In 2024, our consolidated debt in foreign currency decreased by a total of USD 331 million, due to the repayment of principal at maturity. In 2023, our consolidated debt in foreign currency increased by a total of USD 2,684 million, due to new debt acquired during the year, mainly from the issuance of international bonds. In 2022, our consolidated debt in foreign currency increased by a total of USD 378 million, mainly due to the execution of short-term treasury lines of credit by Ecopetrol S.A.

As of December 31, 2024, our U.S. dollar denominated total debt was USD 24,629 million, recognized in our financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate of each loan. Out of the total U.S. dollar denominated debt, USD 18,346 million are in Ecopetrol S.A.’s balance sheet, whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. has an exchange rate gain. Some of the Ecopetrol Group’s companies have the U.S. dollar as their functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. When the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

Since 2015, Ecopetrol adopted hedge accounting, using two types of natural hedges with its U.S. dollar debt as a financial instrument: (i) a cash flow hedge for exports of crude oil, and (ii) a hedge of the net investment in foreign operations. As a result of the implementation of both hedges, 94% (USD 17,224 million) of Ecopetrol S.A.’s debt in U.S. dollars, as of December 31, 2024, was designated as a hedge. Similarly, since 2022, ISA adopted hedge accounting of the net investment in foreign operations. As a result, USD 388 million of ISA’s debt was designated as a hedge as of December 31, 2024. The total debt of foreign currency designated as a hedge as of December 31, 2024, was USD 17,612 million. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income.

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

As of December 31, 2024, the Ecopetrol Group’s companies have the equivalent of a net U.S. dollar liability position of USD 299 million after the implementation of the accounting hedges previously mentioned above, minimizing the effect of exchange rate fluctuations in their results for the year.

4.3.3	Effects of Inflation

The average annual rate of inflation in Colombia for the past ten years is 5.84%. As measured by the general consumer price index, the annual inflation rate in Colombia for the years ended December 31, 2024, 2023 and 2022 was 5.2%, 9.28%, and 13.12%, respectively. The decrease in inflation in 2024 is mainly driven by (i) a core inflation that continued its downward trajectory, gradually converging toward lower and more stable levels, and (ii) by lower increases in the prices of regulated goods and services, such as public utilities and fuels, reinforcing the effectiveness of economic policies in guiding inflation toward long-term targets.

Inflation has had a positive and a negative effect on the Group. On one hand, it has increased revenues for the transmission and roads segment, given that the rates are indexed to inflation, and has also produced higher yields from our investment portfolio. On the other hand, it has increased costs, expenses and capital expenditures mainly due to the rising cost of inputs, higher tariffs in contracts, as well as a higher financial cost of the debt with floating rates (28.9% of the total financial obligations on December 31, 2024). The effects of inflation vary over time and between each market segment.

4.3.4	Effects of Crude Oil and Refined Product Prices

The average price of ICE Brent crude in 2024 was USD 79.9 per barrel as compared to USD 82.2 per barrel in 2023 and USD 99.0 per barrel in 2022. See section Strategy and Market Overview.

Our average crude oil basket price was USD 73.4 per barrel in 2024, as compared to USD 73.5 per barrel in 2023 and USD 90.9 per barrel in 2022. There are no significant changes between 2024 compared to 2023 due to the loss of the refined products differential and lower Brent reference price, partially offset by the strengthening of the negotiated crude oil differential. In addition, our average product basket price was USD 86.8 in 2024, USD 96.1 in 2023, and USD 118.2 in 2022. The decrease in 2024 as compared to 2023 was primarily due to weakening ICE Brent benchmark prices, coupled with lower international price indicators, particularly for diesel and jet fuel due to the increase in supply in the Atlantic basin and a diesel market with greater trade flows due to the arrival of Russian product to South America.

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

Our consolidated financial statements for the years ended December 31, 2024, 2023, and 2022 were prepared in accordance with IFRS. The detail of the accounting policies is described in Note 4 to our consolidated financial statements.

The main accounting regulatory change for 2023 was the adoption of IFRS 17 Insurance Contracts that provides a new general model for accounting for contracts by combining a measurement of the current balance of insurance contracts with the recognition of earnings during the period in which the services are rendered. The standard’s general model requires that insurance contract liabilities be measured using current weighted probability estimates of future cash flows, a risk adjustment, and a contractual service margin that represents the expected gain from fulfilling the contracts. The effects of changes in the estimates of future cash flows and the risk adjustment related to future services are recognized during the period in which the services are rendered and not immediately in profit loss statement. The change did not have any material impact.

There are no new or amended standards or interpretations adopted as of January 1, 2024 that have a significant impact on the consolidated financial statements for 2024. See Note 5 to our consolidated financial statements included in this annual report.

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

4.6.1	Consolidated Results of Operations

The following table sets forth components of our income statement for the years ended December 31, 2024, 2023, and 2022.

Table 57 – Consolidated Income Statement

Income Statement	For the year ended December 31,			% Change
(COP Million)	2024	2023	2022	2024/2023	2023/2022
Revenue	133,330,428	143,189,602	159,611,078	(6.9)	(10.3)
Cost of sales	86,481,154	88,178,198	89,458,148	(1.9)	(1.4)
Gross Profit	46,849,274	55,011,404	70,152,930	(14.8)	(21.6)
Operating expenses	9,253,705	11,154,090	9,635,178	(17.0)	15.8
Impairment of non-current assets, net	(867,428)	2,098,333	287,999	(141.3)	628.6
Operating Income	38,462,997	41,758,981	60,229,753	(7.9)	(30.7)
Finance results, net	(8,519,948)	(5,665,384)	(6,834,757)	50.4	(17.1)
Share of profit of companies	764,366	805,349	768,422	(5.1)	4.8
Income before income tax	30,707,415	36,898,946	54,163,418	(16.8)	(31.9)
Income tax	(12,208,540)	(11,515,875)	(18,963,938)	6.0	(39.3)
Net Income	18,498,875	25,383,071	35,199,480	(27.1)	(27.9)
Net income attributable to:
Company’s shareholders	13,841,153	21,060,798	31,604,781	(34.3)	(33.4)
Non-controlling interest	4,657,722	4,322,273	3,594,699	7.8	20.2
Net Income	18,498,875	25,383,071	35,199,480	(27.1)	(27.9)

4.6.1.1	Total Revenues

The following table sets forth our principal sources of third-party revenues by business segment for the years ended December 31, 2024, 2023, and 2022. An explanation of how we classify our operations into business segments is included in section 4.6.1.8 below.

Table 58 – Third-Party Revenues by Business Segment

	2024			2023			2022			% change sales revenues
	Volume			Volume			Volume
	(barrels	Average price	Sales revenues	(barrels	Average price	Sales revenues	(barrels	Average price	Sales revenues
Revenue by segment	equivalent)	US dollars / Barrels	(COPS Million)	equivalent)	US dollars / Barrels	(COPS Million)	equivalent)	US dollars / Barrels	(COPS Million)	2024/2023	2023/2022
Local Crude oil	1,151	65.4	301.7	433,524	65.4	129,157	1,137,432	75.5	375,790	(99.8)	(65.6)
Foreing Crude oil(1)	159,096,981	73.4	47,516,575.9	151,460,951	73.2	47,650,996	145,916,897	91.0	56,155,120	(0.3)	(15.1)
Natural gas local	31,071,560	32.1	4,096,126.4	33,432,168	30.7	4,358,266	35,032,930	27.6	4,162,876	(6.0)	4.7
Foreging natural gas	5,146,252	2.0	43,539.1	3,629,325	6.7	105,413	2,121,931	27.7	254,054	(58.7)	(58.5)
Other income(2)	9,984,441	—	903,308	9,005,330	—	185,670	7,211,899	—	(227,937)	386.5	(180.0)
Exploration and production sales	205,300,385	—	52,559,851	197,961,298	—	52,429,502	191,421,089	—	60,719,903	0.3	(13.7)
Local refined products(1)	125,038,118	97.4	49,543,812	126,731,492	108.5	59,318,743	128,369,639	129.8	70,911,613	(16.5)	(16.3)
Foreing refined products(1)	35,813,033	68.1	9,967,516	36,672,668	70.9	11,166,887	27,956,878	86.4	10,113,351	(10.7)	10.4
Foreing Crude oil	4,087,113	77.1	1,281,956	5,776,131	79.9	2,027,551	200,332	105.1	92,147	(36.8)	2,100.3
Other income(2)	—	—	1,458,056	2,516	—	1,103,460	—	—	1,611,764	32.1	(31.5)
Refining and petrochemicals	164,938,264	—	62,251,340	169,177,775	—	73,616,641	156,526,849	—	82,728,875	(15.4)	(11.0)
Transportation services	—	—	2,716,164	—	—	2,978,937	—	—	2,807,031	(8.8)	6.1
Other income(2)	—	—	—	—	—	—	—	—	—	—	—
Transportation and logistics	—	—	2,716,164	—	—	2,978,937	—	—	2,807,031	(8.8)	6.1
Electric Power Transmission and Toll Roads services	—	—	15,803,073	—	—	14,164,522	—	—	13,355,269	11.6	6.1
Electric Power Transmission and Toll Road(3)	—	—	15,803,073	—	—	14,164,522	—	—	13,355,269	11.6	6.1
Total sales	370,238,649	—	133,330,428	367,139,073	—	143,189,602	347,947,938	—	159,611,078	(6.9)	(10.3)
Crude Oil	163,185,245	73.5	48,798,834	157,670,606	73.4	49,807,704	147,254,661	90.9	56,623,056	(2.0)	(12.0)
Natural gas	36,217,812	27.8	4,139,665	37,061,493	28.4	4,463,679	37,154,861	27.6	4,416,930	(7.3)	1.1
Refined products	170,835,592	86.8	60,414,636	172,409,490	96.1	70,671,300	163,538,416	118.2	80,797,027	(14.5)	(12.5)
Other	—	—	19,977,293	2,516	—	18,246,919	—	—	17,774,064	9.5	2.7
Total sales	370,238,649	—	133,330,428	367,139,073	—	143,189,602	347,947,938	—	159,611,078	(6.9)	(10.3)
(1)	Includes strategic and tactical hedges, which are related to crude oil, fuel oil and Diesel.
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

In 2024, total revenues decreased by 6.9% as compared to 2023, primarily as a result of a COP 6,125,045 million decrease in revenues mainly due to (i) 9.3%, or USD 9.4 per barrel decrease of our average refined products basket price and a 0.1%, or USD 0.1 per barrel decrease of our average crude oil basket price, which in turn was primarily due to a lower Brent benchmark price and narrower spreads against Brent for refined products partially offset by the strengthening of the negotiated crude oil differential., (ii) a COP 5,340,766 million decrease in revenues resulting from a 5.87% appreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP 4,325.05 / USD 1.00 in 2023 to an average exchange rate of COP 4,071.35 /USD 1.00 in 2024, resulting in a decrease in revenue from exports. This decrease was partially offset by (i) a COP 1,515,600 million increase in service revenue, primarily due to enhanced results in energy transmission due to the recognition of non-recurring income from the tariff review of ISA Subsidiaries in Brazil, toll roads, transport, the positive impact of contractual escalators and the entry into operation of projects, and (ii) a COP 88,498 million increase in revenues attributable to an increase in our sales volume (as further explained below).

The increase of our sales volume in 2024 as compared to 2023 was the result of a 3.5%, or 5.5 mmboe increase in our crude sales, primarily associated with higher crude oil production. This increase was partially offset by (i) a 0.9% or 1.6 mmboe in refined products volumes due to scheduled major maintenance of the Hydro-cracking unit the effect of the electrical failure in the Cartagena Refinery, and (ii) a 2.3%, or 0.8 mmboe decrease in our natural gas sales associated with the natural decline of the Guajira, Floreña and Cusiana fields.

In 2023, total revenues decreased by 10.3% as compared to 2022, primarily as a result of a COP 26,900,952 million decrease in revenues mainly due to a 19.1%, or USD 17.4 per barrel decrease of our average crude oil basket price and a 18.7%, or USD 22.1 per barrel decrease of our average refined products basket price, which in turn was primarily due to a lower Brent benchmark price and narrower spreads against Brent, primarily for refined products. This decrease was partially offset by (i) a COP 1,851,149 million increase in revenues resulting from a 1.64% depreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP 4,257.12/USD 1.00 in 2022 to an average exchange rate of COP 4,325.05/USD 1.00 in 2023, resulting in an increase in revenue from exports, (ii) a COP 1,098,169 million increase in service revenue, primarily due to enhanced results in energy transmission, toll roads, transport, and other services, and (iii) a COP 7,530,157 million increase in revenues attributable to an increase in our sales volume (as further explained below).

The increase of our sales volume in 2023 as compared to 2022 was the result of: (i) a 4.7%, or 19.8 mmboe increase in refined products volumes, which in turn was primarily due to the recovery in domestic demand and a higher operational performance of Reficar, and (ii) a 6.9% or 27.6 mmboe increase in our crude sales, primarily associated with an increase in the production of crude oil and products and higher trading operations.

4.6.1.2	Cost of Sales

Our cost of sales was principally affected by the factors described below. See Note 26 to our consolidated financial statements for more detail.

Cost of sales in 2024 was COP 86,481,154 million, representing a COP 1,697,044 million or 1.9 % decrease as compared to 2023, primarily as a result of the following factors:

●	A COP 4,640,226 million decrease in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales or for refining, resulting primarily from (i) lower average purchase prices by COP 2,520,925 million, which in turn was primarily due to the decrease in international benchmark prices for crude oil and refined products, (ii) a COP 2,692,030 million decrease in costs of the Colombian Peso terms due to the appreciation of the average exchange rate of the Colombian Peso against the U.S. dollar, mentioned above, and (ii) an decrease in crude oil and gas volumes purchased by COP 1,114,804 highlighting the decrease in crude oil import requirements resulting from lower trading operations. This were partially offset by a COP 1,687,532 million increase in volumes purchased of refined products given the programmed maintenance and operational events of Reficar.
●	A COP 329,021 million decrease in inventory fluctuation primarily due to the realization of 100% of inventories in transit by the end of 2024.

The decrease in cost of sales was partially offset by a COP 3,272,203 million increase as a result of:

(a) A COP 1,440,744 million increase in depreciation, amortization, and depletion expenses primarily due to: (i) a higher level of capital investment, and (ii) the increase in production of Permian. The above was partially offset by a lower depreciation rate associated with the mitigating effect of the higher incorporation of reserves during 2023 and the exchange rate effect in appreciation for the Group’s subsidiaries, which use the U.S. dollar as a functional currency, given the revaluation of the Colombian peso against the U.S. dollar.

(b) A COP 985,147 million increase in construction services mainly explained by: (i) increase in construction activity of ISA in Brazil, and (ii) the inflationary effect on the contracts.

(c) A COP 322,504 million increase in labor cost primarily related to higher salary increase in 2024 as compared to 2023.

(d) A COP 243,698 million increase in maintenance activities, contracted services, operation supplies and other operational activity costs, as a result to the net effect between: (i) greater execution of operational support activities, (ii) the inflation effect on costs, and (iii) lower average exchange rate for costs.

(e) A COP 227,972 million increase in transportation costs primarily related to: (i) higher volume of crude oil transported for tanker trucks due to an increase in the production from Caño Sur in Colombia, and (ii) higher transportation tariffs impacted by the inflationary effect.

(f) A COP 52,138 million increase in other minor items, including higher taxes and contributions, and general costs.

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

(f) A COP 323,410 million increase in other minor items, including higher payments of royalties, taxes and contributions, and construction service.

4.6.1.3	Operating Expenses, net of other income before Impairment of Non-Current Assets Effects

Operating expenses, net of other income include selling, general and administrative expenses and other income before impairment or recovery of non-current assets. For 2024 amounted to COP 9,253,705 million, a COP 1,900,385 million or 17% decrease as compared to 2023, mainly as a result of the following factors (see Notes 27 and 28 to our consolidated financial statements for more detail):

●	A COP 1,727,130 million income mainly from the profit of the transaction with Repsol Colombia Oil & Gas Limited to acquire the remaining 45% of its participation in the CPO-09 Block, with economic effects as of December 31, 2024 that generated a positive effect on the year-end 2024 results due to the market prices valuation of both the acquired portion and Ecopetrol S.A.’s existing 55% participation interest, in compliance with International Financial Reporting Standards for Business Combinations.
●	A COP 173,255 million decrease in exploration expenses and other operational expenses in 2024 as compared to 2023.

For 2023, operating expenses, net of other income amounted to COP 11,154,090 million in 2023, a COP 1,518,912 million or 15.8% increase as compared to 2022, mainly as a result of the following factors (see Notes 27 and 28 to our consolidated financial statements for more detail):

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

The impairment of our non-current assets includes losses (or recovery) of impairment of property, plant and equipment and natural resources, investments in companies, goodwill, and other non-current assets. The Company is exposed to future risks derived mainly from variations in: (i) oil prices outlook, (ii) refining margins and profitability, (iii) cost profile, (iv) investment and maintenance expenses, (v) amount of recoverable reserves, (vi) market and country risk assessments reflected in the discount rate, and (vii) changes of local and international regulations, among others.

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

In 2024, we recognized impairment recovery of non-current assets of COP 867,428 million, as compared to impairment losses of COP 2,098,333 million in 2023 and COP 287,999 million in 2022. These impairments are a non-cash accounting effect and consequently do not involve any disbursement or cash inflow. Further, any cumulative impairment amount of non-current assets, except for goodwill, is susceptible to reversion when the fair value of the asset exceeds its book value. On the contrary, in the event that the book value exceeds the fair value of the asset, an additional impairment expense could be recognized.

The 2024 impairment gains, net of non-current assets of COP 867,428 million, corresponds to the net result of:

i.	A recovery of impairment in the Cartagena Refinery of COP 1,271,120 million, due to (i) improvement in the price differentials of refined products in the medium and long term due to market conditions, (ii) prioritization of local crude oils for the Cartagena Refinery, (iii) lower discount rate versus 2023 and (iv) a lower net book value of fixed assets due to the partial recovery of the cost of the modernization project as a result of the recognition of McDermott’s financial instrument settled in the arbitration with CB&I (see section Legal Proceedings—Reficar Investigations for information on the arbitration with CB&I).
ii.	A recovery in the transportation and logistics segment of COP 127,206 million mainly due to (i) the effect of the higher exchange rate by year-end 2024 compared to year-end 2023 that impacts revenues from oil pipelines that have rates in dollars and (ii) the positive adjustment in the oil pipeline rate due to macroeconomic effects given the resolution of the Ministry of Mines and Energy of September 2024.
iii.	An impairment in the Exploration and production segment of COP 480,180 million mainly in Ecopetrol America LLC given the lower short- and long-term prices.
iv.	An impairment of non-current assets in the electric power transmission and toll roads concessions segment of COP 45,351 million primarily in ISA Bolivia due to an increase in WACC from country risk and the effect of exchange rate differences on the dollar-denominated cash flow.

The 2023 impairment losses, net of non-current assets of COP 2,098,333 million, corresponds to the net result of:

i.	An impairment of non-current assets in the exploration and production segment of COP 2,741,092 million, mainly due to (i) capital expenditure variables, operational expenditure effects and prices mainly in cash-generating units (“CGU”) such as Casabe, Llanito, Suria, and Tibú; (ii) a recovery mainly in the Piedemonte unit, which was the subject of unification of the Floreña, Cupiagua and Cusiana assets during 2023, considering that these fields share facilities with each other, possess synergies, and jointly manage the surface fluids across the three large infrastructures, (iii) impairment losses were recognized in Hocol S.A. in the Cicuco, Toldado, La Hocha, Espinal, and Chenche CGUs and a recovery in Upía CGU, and (iv) in the CGUs abroad, an impairment loss was recognized in K2 CGU of Ecopetrol America LLC.
ii.	An impairment of non-current assets in the transportation and logistics segment of COP 630,134 million, primarily due (i) the decrease in the exchange rate for year-end 2023 versus 2022, (ii) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission (CREG, for its acronyms in Spanish), (iii) an increase in discount rates; and (iv) volumetric projection based on the financial plan and the long-term volumetric balance.
iii.	An impairment of non-current assets in the electric power transmission and toll roads concessions segment of COP 209,551 million mainly due to: (i) an impairment of COP 85,168 million in Consorcio Transmantaro due to lower fair market value in Yaros project, (ii) an impairment of COP 85,568 million in Internexa Brazil and COP 12,593 million in Intenexa Argentina, considering the update of the business plan that reflected a decrease in revenues and operating margins.

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

ii.

A recovery of impairment in the Cartagena Refinery of COP 1,096,021 million, primarily as a result a better operating performance and higher refining margins captured in the short and medium term, which have partially offset the increase of the discount rate.

iii.

An impairment of non-current assets in the transportation and logistics segment of COP 406,229 million, primarily due to a lower volume outlook, which results in a decrease of the utilization of the Southern Cash Generating Unit (Puerto Tumaco and TransAndino pipeline) and the Northern Cash Generating Unit (Caño Limón).

iv.

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

Finance results, net, amounted to a loss of COP 8,519,948 million in 2024, as compared to a loss of COP 5,665,384 million in 2023. This increase in loss was mainly due to:

(i)

A COP 2,346,145 million decrease in foreign exchange gain primarily driven by the lower exposure presented in 2024, managed through natural accounting exchange rate hedges. In 2024, our exchange rate gain was COP 51,567 million, as compared to a gain of COP 2,397,712 million in 2023.

(ii)	A COP 453,255 million increase in financial expenses related to long term obligations, primarily due to higher interest rates in refinancing operations during 2024.
(iii)	A COP 297,109 million decrease in financial income related primarily to valuation and yields of the investment portfolio and bank accounts derived from a decrease in market yield rates.
(iv)

A COP 268,664 million increase in financial update of long-term liability mainly due to the liability for cost of retirement obligation and the net interest on post-employment benefits and other long-term employee benefits.

The decrease in foreign exchange gain and increase in financial expense were partially offset by a COP 510,609 million decrease in other minor items expenses, primarily due to the recognition of interests from a tax litigation ruling against Ecopetrol.

Finance results, net, amounted to a loss of COP 5,665,384 million in 2023 as compared to a loss of COP6,834,757 million in 2022. This decrease in loss was mainly due to:

i.

A COP 2,522,362 million increase in foreign exchange gain primarily driven by the positive impact that the appreciation of the Colombian Peso against the U.S. dollar in 2023 had on our U.S. dollar net liability position. In 2023, our exchange rate gain was COP 2,397,712 million, as compared to a loss of COP 124,650 million in 2022.

ii.	A COP 975,542 million increase in financial income related to valuation and yields of the investment portfolio and bank accounts derived from an increase in market yield rates.

The increase in foreign exchange gain and financial income were partially offset by:

iii.	A COP 1,406,414 million increase in financial expenses related to long term obligations, primarily due to (i) higher indebtedness levels by the Ecopetrol Group; and (ii) higher interest rates.
iv.	A COP 922,117 million increase in other minor items expenses, primarily due to the recognition of interests from a tax litigation ruling against Ecopetrol.

For more details on our financial income and expenses see Note 29 to our consolidated financial statements.

4.6.1.6	Income Tax

Income taxes amounted to COP 12,208,540 million in 2024, COP 11,515,875 million in 2023, and COP 18,963,938 million in 2022. The above is equivalent to an effective tax rate of 39.8%, 31.2%, and 35.0% in 2024, 2023, and 2022, respectively.

The increase in the effective tax rate from 2023 to 2024 was mainly due to lower profits generated by lower average prices for the basket of crude oil, natural gas and refined products, the effect of the exchange rate on companies with a dollar functional currency in Colombia, the adjustment in the projections for the calculation of the surcharge for the following years and the effect of the acquisition of 45% participation interest of CPO-09 Block by Ecopetrol S.A., from Repsol Colombia Oil & Gas Limited, among others.

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

As a result of the foregoing, in 2024, net income attributable to owners of Ecopetrol was COP 13,841,153 million. In 2023, net income attributable to owners of Ecopetrol was COP 21,060,798 million, whereas in 2022, net income attributable to owners of Ecopetrol was COP 31,604,781 million.

4.6.1.8	Segment Performance and Analysis

In this section, including the tables below, we present our financial information by segment: Exploration and Production, Refining and Petrochemicals, Transportation and Logistics, and Electric Power Transmission and Toll Roads Concessions. See section Business Overview for a description of each segment.

The following tables present our revenues and net income by business segment for the years ended December 31, 2024, 2023 and 2022:

Table 59 – Revenues by Business Segment

	For the year ended December 31,			% Change
	2024	2023	2022	2024/2023	2023/2022

	(COP Million)
Exploration and Production	81,087,523	81,514,915	91,020,464	(0.5)	(10.4)
Third parties	52,559,851	52,429,502	60,719,903	0.2	(13.7)
Local crude oil	302	129,157	375,790	(99.8)	(65.6)
Foreign crude oil	47,516,576	47,650,996	56,155,120	(0.3)	(15.1)
Local natural gas	4,096,126	4,358,266	4,162,876	(6.0)	4.7
Foreign natural gas	43,539	105,413	254,054	(58.7)	(58.5)
Other income(2)	903,308	185,670	(227,937)	386.5	(181.5)
Inter-segment net operating revenues	28,527,672	29,085,413	30,300,562	(1.9)	(4.0)

Refining and Petrochemicals	69,220,206	82,147,926	89,178,947	(15.7)	(7.9)
Third parties	62,251,340	73,616,641	82,728,875	(15.4)	(11.0)
Local refined products	49,543,812	59,319,485	70,911,613	(16.5)	(16.3)
Foreign refined products	9,967,516	11,166,887	10,113,351	(10.7)	10.4
Foreign crude oil	1,281,956	2,027,551	92,147	(36.8)	2,100.4
Other income	1,458,056	1,102,718	1,611,764	32.2	(31.6)
Inter-segment net operating revenues	6,968,866	8,531,285	6,450,072	(18.3)	32.3

Transportation and Logistics	15,133,721	15,509,732	13,955,992	(2.4)	11.1
Third parties	2,716,164	2,978,937	2,807,031	(8.8)	6.1
Inter-segment net operating revenues	12,417,557	12,530,795	11,148,961	(0.9)	12.4

Electric Power Transmission and Toll Roads Concessions(1)	15,805,647	14,168,266	13,357,506	11.6	6.1
Third parties	15,803,073	14,164,522	13,355,269	11.6	6.1
Inter-segment net operating revenues	2,574	3,744	2,238	(31.2)	67.3
Eliminations of consolidations	(47,916,669)	(50,151,237)	(47,901,832)	(4.5)	4.7
Net Income	133,330,428	143,189,602	159,611,078	(6.9)	(10.3)
(1)	The electric power transmission and toll roads concessions segment’s revenues mainly include: (i) electricity transmission services, (ii) designing, building, operating and maintaining road concessions infrastructure roads, and (iii) telecommunications services.
(2)	mostly to industrial services.

Table 60 – Operating and Net Income by Business Segment

	For year ended December 31			% Change
	2024	2023	2022	2024/2023	2023/2022

	(COP Million)
Exploration and Production
Operating Income	20,818,745	20,090,025	37,358,934	4	(46)
Net income	9,162,709	10,208,130	21,761,164	(10)	(53)
Refining and Petrochemicals
Operating Income	373,796	5,455,703	7,694,598	(93)	(29)
Net income	(1,407,810)	5,352,446	4,686,009	(126)	14
Transportation and Logistics
Operating Income	9,594,762	9,486,076	8,732,561	1	9
Net income	5,112,271	4,829,051	4,483,060	6	8
Electric Power Transmission and Toll Roads Concessions
Operating Income	7,655,571	6,646,289	6,345,153	15	5
Net income	966,738	674,968	673,688	43	0
Eliminations of consolidations
Operating Income	20,123	80,888	98,507	(75)	(18)
Net income	7,245	(3,797)	860	(291)	(542)
TOTAL
Operating Income	38,462,997	41,758,981	60,229,753	(8)	(31)
Net income	13,841,153	21,060,798	31,604,781	(34)	(33)

We are currently organized into three corporate business lines: (A) Hydrocarbons, which includes four operational divisions: (i) Exploration and Production, (ii) Transportation and Logistics, (iii) Refining Petrochemicals and Biofuels, (iv) and Sales and Marketing; (B) Energies for the Transition, which includes natural gas, biogas, LPG, power, renewables, hydrogen and CCUS; and (C) Transmission and Toll Roads. However, as discussed above in Our Corporate Strategy—2025 Investment Plan, given the transformation of our Company with the ISA acquisition and in line with our 2040 Strategy, in 2022, we started a process to align our current segments more closely to the vision of the 2040 Strategy for the Ecopetrol Group and such process is undergoing.

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

In 2024, exploration and production segment sales were COP 81,087,523 million, compared to COP 81,514,915 million in 2023. In 2024, our segment sales decreased by 0.5 % as compared to 2023, mainly as a result of:

(i)A 1.9 % decrease in inter-segment revenues in 2024 as compared to 2023 mainly due to: (i) the decrease in Brent reference prices partially offset by the strengthening of the negotiated crude oil differential, and (ii) the depreciation of the Colombian Peso against the U.S. dollar.

(ii)A 0.3% increase in sales of crude oil to third parties in 2024 as compared to 2023 primarily due to: (i) higher sales volumes of 19.7 mbd, due to an increase in the production from Permian and Caño Sur in Colombia, and (ii) higher price of our crude oil basket of USD 0.1 per barrel; partially offset by (iii) the appreciation of the Colombian Peso against the U.S dollar.

In 2023, our segment sales decreased by 10.4% as compared to 2022, mainly as a result of:

(i)A 13.7% decreased in sales of crude oil to third parties in 2023 as compared to 2022 primarily due to: (i) a decrease in the price of our crude oil basket of USD 17.4 per barrel, and (ii) the appreciation of the Colombian Peso against the U.S dollar, resulting in a decrease in sales revenue recorded in U.S. dollars; and offset by higher sales volumes of 17.9 mbd, due to (i) an increase in the production from Rubiales and Caño Sur in Colombia, as well as increased production of Permian, and (ii) higher trading operations.

(ii)A 4.0% decrease in inter-segment revenues in 2023 as compared to 2022 mainly due to: (i) the decrease in Brent reference prices, and (ii) the appreciation of the Colombian Peso against the U.S. dollar.

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

In 2024, the cost of sales for this segment increased by 5.9% as compared to 2023 due to the net effect of:

(i)Fixed costs increasing by 2.5%, or COP 352,125 million in 2024 as compared to 2023, mainly due to: (i) higher activity including well interventions, maintenance and contracted services to support the production including the preparation and operational support for the start-up of the Orotoy station and the new Caño Sur facilities, as well as the specific maintenance required in the Gunflint and K2 fields of Ecopetrol America LLC; and (ii) an increase in depreciation, amortization and depletion, associated with higher production and Capex.

(ii)Variable costs increasing by 7.1%, or COP 2,683,039 million in 2024 as compared to 2023, as a result of (i) higher energy consumption, chemical treatment and transportation costs associated with production increase, (ii) inflationary effect on the rates of materials needed for well interventions and chemical treatment; (iii) transportation costs associated with the execution of reversal cycles in the Bicentenario Pipeline, resulting from fewer days of operation of the Caño Limón Pipeline, and (vi) higher purchased volumes from third parties. These increases were partially offset by lower average exchange rate on cost denominated in dollar.

In 2023, the cost of sales for this segment increased by 10.9% as compared to 2022 due to the net effect of:

(i)Fixed costs increasing by 17.2%, or COP 2,084,693 million in 2023 as compared to 2022, mainly due to: (i) an increase in transportation tariffs in pipeline as a result of the appreciation of the Colombian Peso against the U.S dollar, (ii) higher activity including well interventions, maintenance and contracted services to support the operation and improvements in wells with production decline; and (iii) higher in labor expenses aligned with inflation effect.

(ii)Variable costs increasing by 8.6%, or COP 2,993,771 million in 2023 as compared to 2022, as a result of (i) higher electricity fees impact associated with the El Niño phenomenon; (ii) inflationary effect on the rates of materials needed for well interventions and chemical treatment; (iii) higher consumption of electricity and chemical treatment associated with production increases, (iv) higher transportation costs due also to an increase in production, (v) costs associated with the execution of reversal cycles in the Bicentenario Pipeline, resulting from fewer days of operation of the Caño Limón Pipeline, and (vi) higher purchased volumes from the ANH and third parties. These increases were partially offset by a lower purchase costs due to: (i) lower purchase prices and volumes of diluents; and (ii) decreases in domestic purchases due to lower prices.

In 2024, operating expenses, net of other income before impairment of non-current assets decreased by 28.2% as compared to 2023 primarily as a result of: (i) profit of the transaction with Repsol Colombia Oil & Gas Limited to acquire the remaining 45% of its participation in the CPO-09 Block, due to the market prices valuation of both the acquired portion and Ecopetrol S.A.’s existing 55% participation interest in compliance with International Financial Reporting Standards for Business Combinations, (ii) lower updating of provisions and contingencies, and (iii) lower write-off of exploration assets in 2024 versus 2023.

In 2023, operating expenses before impairment of non - current assets increased by 13.9% as compared to 2022 primarily as a result of: (i) higher exploratory expenses mainly as a result of the recognition exploratory and seismic activity of Ecopetrol S.A., (ii) the implementation of new environmental legal provisions and addressing contingencies, (iii) higher sales volumes under the Delivery at Place (DAP) modality by subsidiaries dedicated to commercialization activities, (iv) higher expenses capitalized due to an incremental execution of investment projects, and (v) increase in labor expenses due to inflation. This increase was partially offset by write - off of investments in Ecopetrol America LLC’s Rydberg asset registered in 2022.

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

The impairment of non-current assets recognized in the exploration and production segment in 2024 was COP 480,180 as compared to COP 2,741,092 million recognized in 2023. The impairment in this segment in 2024 was mainly in Ecopetrol America LLC due to lower short- and long-term prices as well as the reclassification of reserves.

The impairment of non-current assets recognized in the exploration and production segment in 2023 was COP 2,741,092 as compared to COP 890,248 million recognized in 2022. This impairment loss was mainly due to (i) capital expenditure variables, operational expenditure effects and prices mainly in CGUs such as Casabe, Llanito, Suria, and Tibú; (ii) a recovery mainly in the Piedemonte unit, which was the subject of unification of the Floreña, Cupiagua and Cusiana assets during 2023, considering that these fields share facilities with each other, possess synergies, and jointly manage the surface fluids across the three large infrastructures; (iii) impairment losses were recognized in Hocol S.A. in the Cicuco, Toldado, La Hocha, Espinal, and Chenche CGUs and a recovery in Upía CGU; and (iv) in the CGUs abroad, an impairment loss was recognized in K2 CGU of Ecopetrol America LLC.

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

The segment recorded a net income attributable to owners of Ecopetrol of COP 9,162,709 million in 2024 as compared to net income attributable to owners of Ecopetrol of COP 10,208,130 million in 2023 and net income attributable to owners of Ecopetrol of COP 21,761,164 million in 2022.

Lifting and Production Costs

The aggregate average production cost, on a Colombian Peso basis, increased from COP 50,098 per boe during 2023 to COP 54,274 per boe during 2024. Moreover, this indicator increased from USD 11.58 per boe in 2023 to USD 13.33 per boe in 2024.

The aggregate average lifting cost, on a Colombian Peso basis, increased from COP 47,204 per boe during 2023 to COP 50,833 per boe during 2024. On a dollar basis, the cost increased from USD 10.91 per boe in 2023 to USD 12.49 per boe in 2024, partially offset by a 6.2% appreciation of the Colombian Peso against the U.S. dollar in 2023.

In 2024, both the aggregate average production cost and the aggregate average lifting cost increased compared to 2023, mainly due to:

(i)	Increased number of surface maintenance operations as well as number of well interventions to recover base production.
(ii)	Growth of surface facilities due to development of new production fields (CPO-09 and Caño Sur).
(iii)	Increase of power energy consumption due to greater production oil in the fields and consequently of water production (BSW - Basic Sediment and Water)
(iv)	Rise of liquid fuels prices required for self-generation of electricity in non-interconnected production fields.
(v)	Increase in contractual rates associated with chemical treatment in the extraction and treatment of fluids processes (crude oil, water and gas).

The difference between the production and lifting costs is that first one additionally includes the production cost of the refineries and natural gas liquid plants located in the production fields.

The following table sets forth crude oil and natural gas average sales prices, the average lifting cost and the average production cost for the years ended December 31, 2022, 2023 and 2024.

Table 61 – Crude Oil and Natural Gas Average Prices and Costs

	2024	2023	2022
Crude Oil Average Sales Price (USD per barrel)(1)	73.5	73.4	90.9
Crude Oil Average Sales Price (COP per barrel)(1)	299,040	315,947	384,525
Natural Gas Average Sales Price (USD per barrel equivalent)	27.8	28.4	27.6
Natural Gas Average Sales Price (COP per barrel equivalent)	114,299	130,361	118,828
Aggregate Average Unit Production Costs (USD per boe)(2)	13.33	11.58	9.83
Aggregate Average Unit Production Cost (COP per boe)(2)	54,274	50,098	41,841
Aggregate Average Lifting Costs (USD per boe)(3)(4)(5)	12.49	10.91	9.21
Aggregate Average Lifting Costs (COP per boe)(3)(4)(5)	50,833	47,204	39,187
(1)	Corresponds to our average sales price on a consolidated basis.
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

(5)	As a result of the evaluation of control over companies under IFRS, Ecopetrol does not consolidate Equion.
4.6.1.10	Transportation and Logistics Segment Results

In 2024, our transportation and logistics segment sales were COP 15,133,721 million compared to COP 15,509,732 million in 2023. The 2.4% decrease in 2024 as compared to 2023 was mainly due to: (i) lower average COP/USD exchange rate, and (ii) completion in September 2023 of the “ship or pay” contract with Oleoducto Bicentenario. This decrease was partially offset by: (i) the tariff update on oil pipelines, (ii) higher incomes from contingent operation, and (iii) the increase in industrial services.

In 2023, our transportation and logistics segment sales were COP 15,509,732 million compared to COP 13,955,992 million in 2022. The 11.1% increase in 2023 as compared to 2022 was mainly due to: (i) higher volumes transported due to the increase in production of crude oil and refined products, along with operational efficiencies in the transportation systems; (ii) higher average COP/USD exchange rate; (iii) annual fees update; and (iv) the execution of 13 contingent reversal cycles in the Bicentenario pipeline, versus only one cycle executed in the previous year.

The cost of sales for our transportation and logistics segment is mainly related to: (i) project costs associated with the maintenance of transportation networks, and (ii) operating costs related to these systems, including the costs of labor, energy, fuels and lubricants and others.

The cost of sales amounted to COP 4,377,897 million in 2024 as compared to COP 4,380,195 million in 2023. The cost of sales for this segment decreased by 0.1% in 2024 as compared to 2023 mainly due to lower depreciation derived from the update of the useful life of the Bicentenario Pipeline; offset by: inflationary effect on maintenance contract fees, operating support area costs, and personnel costs, among others.

The cost of sales amounted to COP 4,380,195 million in 2023 as compared to COP 3,893,210 million in 2022. The cost of sales for this segment increased by 12.5% in 2023 as compared to 2022 mainly due to: (i) the inflationary effect on maintenance contract fees, operating support area costs, and personnel costs, among others, (ii) higher operation and maintenance activities, and (iii) the increase in variable costs of materials and electricity, mainly associated with higher volumes transported and increases in energy prices, consistent with market conditions.

In 2024, operating expenses before the impairment of non-current assets increased by 27.1% as compared to 2023 mainly due to (i) higher emergency response, social investment activities and technology expenses, (ii) inflationary effect, and (iii) impairment of materials inventories.

In 2023, operating expenses before the impairment of non-current assets increased by 9.7% as compared to 2022 mainly due to (i) higher emergency response and social investment activities expenses, and (ii) an increase in personnel expenses and insurance policies.

The recovery of impairment loss of non-current assets recognized in the segment in 2024 was COP 127,206 million, compared to the impairment loss of non-current assets of COP 630,134 million in 2023. This recovery of impairment was primarily due to (i) the increase in the exchange rate for year-end 2024 versus 2023; (ii) the new tariffs for oil pipes regulated by the Ministry of Mines and Energy; and (iii) volumetric projection based on the financial plan and the long-term volumetric balance.

The impairment loss of non-current assets recognized in the segment in 2023 was COP 630,134 million, compared to the impairment loss of non-current assets of COP 406,229 million in 2022. This impairment loss was primarily due to (i) the decrease in the exchange rate for year-end 2023 versus 2022; (ii) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission - CREG; and (iii) volumetric projection based on the financial plan and the long-term volumetric balance.

The segment recorded net income attributable to owners of Ecopetrol of COP 5,112,271 million in 2024, as compared to a net income of COP 4,829,051 million in 2023 and COP 4,483,060 million in 2022.

4.6.1.11	Refining and Petrochemicals Segment Results

In 2024, the refining and petrochemical segment sales were COP 69,220,206 million compared to COP 82,147,926 million in 2023. In 2024, sales of refined products and petrochemicals decreased by 15.7% as compared to 2023, mainly due to: (i) lower prices of middle distillate products and gasoline, and a decrease of refined product spreads, in both cases associated with market factors, (ii) scheduled major maintenance of the hydrocracking unit and the effect of the electrical failure at Cartagena Refinery, and (iii) lower average COP/USD exchange rate. Invercolsa’s revenues increased as a result of the higher commercialization of natural gas volumes. Esenttia’s sales volume decreased 108 tons, due to a strategy based on pursuing sales with higher margins instead of pursuing the target volume, increasing year-on-year sales results and total margin of USD 85.9 per ton in 2023 to USD 177.6 per ton in 2024.

In 2023, the refining and petrochemical segment sales were COP 82,147,926 million compared to COP 89,178,947 million in 2022. In 2023, sales of refined products and petrochemicals decreased by 7.9% as compared to 2022, mainly due to: (i) lower prices of middle distillate products and gasoline, and (ii) decrease of refined product spreads, in both cases associated with market factors. Invercolsa’s revenues increased as a result of the higher commercialization of natural gas volumes. Esenttia’s sales volume decreased 32,000 tons due to an increase in polypropylene (PP) prices due to moderating demand and high inventories, reducing year-on-year sales results and total margin of USD 214.9 per ton in 2022 to USD 85.9 per ton in 2023.

The cost of sales for our refined products and petrochemicals segment is mainly related to the purchase of crude oil and natural gas for our refineries, imported crude oil and products to supply local demand, feedstock transportation services, services contracted for maintenance of the refineries and the amortization and depreciation of refining assets.

Cost of sales amounted to COP 67,717,757 million in 2024, compared to COP 75,716,453 million in 2023 and COP 80,331,998 million in 2022. In 2024, the cost of sales for this segment decreased 10.6% as compared to 2023, mainly due to (i) lower crude feedstock cost, (ii) higher savings associated with the cost optimization strategy, and (iii) lower crude oil purchases associated with inventory management at the refineries.

Cost of sales amounted to COP 75,716,453 million in 2023, compared to COP 80,331,998 million in 2022 and COP 48,535,388 million in 2021. In 2023, the cost of sales for this segment decreased 5.7% as compared to 2022, mainly due to (i) lower crude feedstock cost, and (ii) decrease in refined product spreads, associated with market factors, partially offset by (i) cost associated with the higher cargo volumes; and (ii) the higher average COP/USD exchange rate.

In 2024, operating expenses, net of other income and before the impairment reversal of non-current assets decreased by 2.6% as compared to 2023, mainly due to the incorporation of efficiencies and optimizations in administrative expenses.

In 2023, operating expenses, net of other income and before the impairment reversal of non-current assets increased by 9.3% as compared to 2022, mainly due to higher sales and marketing expenses due to the increase in volumes sold abroad.

In 2024, we recognized an impairment recovery of non-current assets in this segment totaling COP 1,265,753 million, as compared to an impairment recovery of COP 1,482,444 million in 2023. The recovery recorded in 2024 was generated primarily due to an impairment recovery in Cartagena Refinery due to (i) higher price differentials in middle distillates in the medium and long-term projection, (ii) prioritization of local crudes, and (iii) lower discount rate versus 2023, according to market conditions.

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

The refining and petrochemicals segment recorded net loss attributable to owners of Ecopetrol of COP 1,407,810 million in 2024, compared to a net income of COP 5,352,446 million in 2023 and a net income of COP 4,686,009 million in 2022.

4.6.1.12	Electric Power Transmission and Toll Roads Concessions Segment Results

In 2024, the electric power transmission and toll roads segment revenues from contracts with customers were COP 15,805,647 million, which included COP 12,998,524 million for electricity transmission, COP 2,352,336 million for toll road concessions and COP 454,787 million for telecommunication technologies and other operating revenues.

In 2024, income increased mainly due to the energy business due to the one-off recognition of the Periodic Tariff Review (“RTP”) in Brazil. Additionally, new operative projects, the positive impact of contractual escalator clauses and the end of the provisions applied by the CREG associated with the voluntary decrease in fees, resuming the use of the PPI as a revenue escalator in Colombia. Likewise, the telecommunications business increased its revenues mainly due to the “National Connectivity Plan” at Internexa Colombia.

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

In 2022, electricity transmission revenues were positively affected by the completion of projects under construction that enabled a cleaner energy matrix in the region. Seven power transmission projects, one battery project, and 76 expansions and reinforcements were activated. Together, these projects are expected to generate annual revenues of USD 167 million and add more than 2,200 km of circuit to the transmission network. Toll road concession revenues were positively affected by the change in the treatment of financial assets from Chilean pesos to UF, together with higher revenues associated with the operation and management of road infrastructure. Telecommunication technologies were positively affected by higher sales of connectivity, sales of capacity, Internet and Ethernet services and other telecommunications services in Colombia and Peru, and the growth of the over the top operators segment in Colombia.

In 2024, the cost of sales amounted to COP 6,952,104 million, compared to COP 5,928,905 million for 2023. These costs primarily encompass construction expenses associated with concession contracts, as well as operation and maintenance costs within our electric power transmission and toll roads concessions segment.

The operating costs for our electric power transmission and toll roads concessions segment, which is mainly related to construction costs of concession contracts, operation and maintenance costs, amounted to COP 6,769,380 million for 2024, compared to COP 5,741,590 million for 2023

Administrative expenses amounted to COP 1,150,596 million in 2024, compared to COP 1,182,380 million for 2023. The administrative expenses include depreciation, personnel services, commissions, fees expenses and services.

The increase in cost of sales and administrative expenses are mainly due to (i) in the energy business, inflationary pressures on costs, higher maintenance and conservation services for transmission lines and substations, personnel services and fees expenses, and (ii) in the telecommunications business, higher costs mainly due to the “National Connectivity Plan” at Internexa Colombia, these effects were offset mainly by lower costs in the telecommunications business due to the sale of subsidiaries in Brazil, Argentina and Chile. The above was partially offset by the effect of the lower DD&A cost due to the lower depreciation during 2024 due to the closure of operations in Brazil, Argentina and Chile in the telecommunications business.

The electric power transmission and toll roads segment and its companies continue to implement initiatives aimed at controlling these expenses by monitoring productivity indicators and designing a cost model based on the asset’s life cycle.

In 2024, the share of profit of associates and joint ventures caused a positive effect in our results of COP 540,102 million, which corresponded to the participation in the results mainly of Transmissora Aliança de Energia Elétrica, Interligação Elétrica do Madeira and Interligação Elétrica Ivaí, energy transport companies in Brazil.

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

The impairment of non-current assets recognized in the segment in 2024 was COP 45,351 million. This impairment was primarily due to: (i) impairment COP 26,606 million in ISA Bolivia due to an increase in WACC from country risk and the effect of exchange rate differences on the dollar-denominated cash flow, (ii) impairment COP 16,255 in Internexa Colombia due to in the right to submarine capacity, as a consequence of price erosion in the market due to the substantial increase in supply.

In 2023, we recognized an impairment loss of non-current assets in this segment totaling COP 209,551 million mainly due to: (i) impairment COP 85,168 million in Consorcio Transmantaro due to a lower fair market value in Yaros project, (ii) impairment of COP 96,593 million in Internexa Brazil, COP 11,248 in Internexa Colombia, and COP 14,592 million in Intenexa Argentina, considering the update of the business plan that reflected decrease in revenues and operating margins to the South Cash Generating Unit.

The electric power transmission and toll roads concessions segment recorded net income attributable to owners of Ecopetrol of COP 966,738 million in 2024, as compared to net income attributable to owners of Ecopetrol of COP 674,968 million in 2023 and a net income of COP 673,688 million in 2022.

4.7	Liquidity and Capital Resources

Our principal sources of liquidity in 2024 were: (i) cash flows amounting to COP 45,127,516 million from our operations and payments received from the FEPC for balances receivable at the end of 2023, (ii) cash flows from our investing activities mainly due to interest received amounting to COP 1,627,135 million and (iii) cash flow from dividends amounting to COP 425,191 million.

Our main uses of cash in 2024 were: (i) 21,807,981 million in capital expenditures, which included investments in property, plant and equipment, natural and environmental resources and intangibles, (ii) dividend payments amounting to COP 15,565,064 million, which included dividends of COP 12,802,893 million to Ecopetrol’s shareholders, including minority shareholders, and dividends paid to the non-controlling shareholders of our subsidiaries totaling COP 2,762,171 million, and (iii) COP 6,528,891 related to net effect of proceeds and payments of principal and payments of interest. For more information regarding our debt, see section Financial Review—Financial Indebtedness and Other Contractual Obligations.

4.7.1	Review of Cash Flows

Cash from operating activities

Net cash provided by operating activities increase by 127.9% in 2024 as compared to 2023, mainly as a result of:

(i)	Largest source of cash generation through working capital management by COP 32,201,352 million mainly due to the payment received from FEPC and lower tax payments between 2024 and 2023.
(ii)

A COP 6,575,711 million decrease in our operating income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets primarily due to: i) lower market prices for refined products, ii) lower average exchange rate, iii) the effect of inflation on costs and expenses, factors that were offset by better operational performance reflected in increased production and sales given commercial management and iv) new businesses integrated into the consolidated results of the Ecopetrol Group, mainly the impact of increased participation in the CPO-09 Block.

Net cash provided by operating activities decreased by 45.4% in 2023 as compared to 2022, mainly as a result of:

(i)

A COP 14,977,042 million decrease in our operating income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets primarily due to: (i) unfavorable crude and refined product prices in the international, Asian and European markets, and (ii) inflation and the exchange rate effect on operating costs and expenses. The above was partially offset by higher sales volumes by 5.5% as compared to 2022, associated with increases in production, a positive performance by the refineries, and higher volumes transported.

(ii)

Higher working capital needs by COP 4,071,109 million due to an increase in tax payments between 2023 and 2022 which corresponds mainly to the better results obtained by Ecopetrol S.A. in 2022, generated by the growth of revenue given the increase in the average prices of the crude basket oil, natural gas.

Cash used in investing activities

In 2024, net cash used in investing activities increased by 10.1% as compared to 2023, mainly resulting from a 9.5% increase in capital expenditures due to: (i) development wells in Rubiales, Caño Sur, Castilla, Floreña, (ii) acquisition of CPO09, (iii) higher investment in Permian, (iv) investments focused on operational continuity in the midstream and downstream segments, among others.

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

Cash used in financing activities

Net cash used in financing activities increased by 6,298% in 2024, as compared to 2023, from 354,609 million used in financing activities in 2023 to 22,687,122 million used in financing activities in 2024. The difference was mainly due to (i) a COP 12,323,566 million increase from borrowings, net of related repayments of principal and payments of interest, as compared to 2023 due mainly to the devaluation of the Colombian peso against the dollar, and (ii) a COP 9,994,188 million increase in dividend payments in 2024 as compared to 2023 is mainly explained by the partial offset of the 2023 payment to the majority shareholder against accounts receivable from the Nation under the Fuel Price Stabilization Fund (FEPC), which reduced the cash outflow during that year.

Net cash used in financing activities decreased by 98.1% in 2023, as compared to 2022, mainly due to: (i) a COP 7,786,071 million decrease in cash dividend payments in 2023 as compared to 2022, and (ii) a COP 10,852,391 million increase from borrowings, net of related repayments of principal and payments of interest, as compared to 2022.

4.7.2	Capital Expenditures

Our consolidated capital expenditures in 2024, 2023, and 2022 were COP 22,917,280 million, COP 24,090,916 million, and COP 21,877,770 million, respectively. These investments were distributed by business segment on average, for the past three years as follows 76.8% for the exploration and production segment, 10.7% for the transportation and logistics segment, 4.6% for the electric power transmission and toll roads concessions segment, and 7.4% for refining and petrochemicals, mainly in development wells in Rubiales, Caño Sur, Castilla, Floreña, and Permian in the upstream segment, investments focused on operational continuity in the midstream and downstream segments, investments in the construction of power lines, and investments to increase the reliability of the grid and comply with regulation. See Note 33.3 to our consolidated financial statements for more detail about capital expenditures by segment.

The amount of our investment plan approved for 2024-2026 is USD 20.2 billon. See section Strategy and Market Overview—Our Corporate Strategy—2025 Investment Plan for further information and implicit Brent prices.

The resources required for the investment plan can be funded through internal cash generation, collection of the accounts receivable from the FEPC and loans.

4.7.3	Dividends

In the General Assembly of Shareholders held on March 28, 2025, a distribution of ordinary dividends for the fiscal year ended December 31, 2024, was approved as follows: COP 8,798,972,663,702, or COP 214 per share, based on the number of outstanding shares as of December 31, 2024. The total dividends approved corresponds to an ordinary dividend pursuant to our current dividend policy. The payment is expected to be made in two installments on April 4, 2024 and April 29, 2024 to our minority shareholders. The payment to the majority shareholder is expected to be made in three installments as follows: i) COP 2,200,000 on April 4, 2025, ii) COP 2,300,000,000,000 on April 29, 2025, and iii) the total of COP 3,286,344,378,880 on June 27, 2025., taking into account the payment schedule of the balance of the Fuel Price Stabilization Fund (FEPC) corresponding to its 2024 accumulation.

In 2024, we paid dividends of COP 12,802,893 million to our shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP 2,762,171 million. COP 7,352,053 million in dividends corresponding to the Nation were offset against the FEPC accounts receivable owed to Ecopetrol.

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

We prepare our interim and annual statutory financial information in accordance with our internal reporting policies, which follow Colombian IFRS and differ in certain significant aspects from IFRS. The following table sets forth our consolidated net income and equity for years ended December 31, 2024, 2023 and 2022, in accordance with Colombian IFRS and IFRS:

Table 62 – Consolidated Net Income and Equity

	For the year ended December 31,			% Change
	2024	2023	2022	2024/2023	2023/2022

	(COP Million)
Net income attributable to owners of Ecopetrol (IFRS)	13,841,153	21,060,798	31,604,781	(34.3)	(33.4)
Cash flow hedge for future company exports	—	(54,174)	(104,567)	(100.0)	(48.2)
Exchange rate effects on tax bases – Deferred tax	1,096,090	(1,940,770)	1,906,077	(156.5)	(201.8)
Insurance Contracts IFRS 17	(2,538)	(3,763)	—	(32.6)	—
Net income Attributable to owners of Ecopetrol (Colombian IFRS)	14,934,705	19,062,091	33,406,291	(21.7)	(42.9)
Net Equity (IFRS)	105,913,439	100,252,480	113,903,089	5.6	(12.0)
Exchange rate effects on tax bases – Deferred tax	4,062,556	2,845,139	5,183,961	42.8	(45.1)
Insurance Contracts IFRS 17	—	1,185	—	(100.0)	—
Net Equity (Colombian IFRS)	109,975,995	103,098,804	119,087,050	6.7	(13.4)

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

For the year ended December 31, 2024, there is no adjustment in cash flow hedge for future company exports, considering that the hedging operation related to exports till 2024 was settled.

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

As a result of this accounting policy difference, for the year ended December 31, 2024, our net income loss attributable to owners of Ecopetrol as reported under IFRS was COP 1,096,090 million lower than our net income attributable to owners of Ecopetrol as reported under Colombian IFRS.

In May 2017, the International Accounting Standards Board issued IFRS 17 which replaced IFRS 4 that was issued in 2005. IFRS 17 applies to all types of insurance and reinsurance contracts, regardless of the type of entities issuing them, as well as certain guarantees and financial instruments with discretionary participation features. The standard should be applied as of January 1, 2023. This standard applies specifically to our subsidiary Black Gold Re, domiciled in Bermuda. That entity provides, through a dual insurance program structure (World General Package (WUP) program and Global Energy Package (GEP) program), reinsurance to the Ecopetrol group. Since this standard has not been introduced in Colombian regulations by decree, the accounting policy based on IFRS 4 continues to be applied in the Financial Statements of the Business Group disclosed under the standards of the local accounting regulatory entities. As a result of this accounting policy difference, for the year ended December 31, 2024, our net income attributable to owners of Ecopetrol as reported under IFRS was COP 2,538 million higher than our net income attributable to owners of Ecopetrol as reported under Colombian IFRS.

As a result of these accounting policy differences described above, for the year ended December 31, 2024, we reported net income attributable to the owners of Ecopetrol under IFRS of COP 13,841,153 million as opposed to a net income attributable to the owners of Ecopetrol of COP 14,934,705 million reported under Colombian IFRS for the same period. For the year ended December 31, 2023, we reported net income attributable to the owners of Ecopetrol under IFRS of COP 21,060,798 million as opposed to a net income attributable to the owners of Ecopetrol of COP 19,062,091 million reported under Colombian IFRS for the same period. For the year ended December 31, 2022, we reported net income attributable to the owners of Ecopetrol under IFRS of COP 31,604,781 million as opposed to a net income attributable to the owners of Ecopetrol of COP 33,406,291 million reported under Colombian IFRS for the same period.

4.9	Financial Indebtedness and Other Contractual Obligations

As of December 31, 2024, we had outstanding consolidated indebtedness of USD 26.85 billion, which corresponded primarily to the following long-term transactions:

Table 63 – Consolidated Financial Indebtedness

Outstanding
Balance as of
Dec. 31, 2024
Company	Type	Initial Date	Original Amount	Maturity	Interest Rate	Amortization	(in nominal values)
Ecopetrol S.A.	Bonds	September 18, 2013	USD 850 million	September 18, 2043	7,375%	Bullet	USD 850 million
		May 28, 2014	USD 2,000 million	May 28, 2045	5,875%	Bullet	USD 2,000 million
		April 29, 2020	USD 2,000 million	April 29, 2030	6,875%	Bullet	USD 2,000 million
		October 27, 2021	USD 1,250 million	November 2, 2031	4,625%	Bullet	USD 1,250 million
		October 27, 2021	USD 750 million	November 2, 2051	5,875%	Bullet	USD 750 million
		January 13, 2023	USD 1,528 million	January 13, 2033	8,875%	Bullet	USD 1,528 million
		January 13, 2023	USD 472 million	January 13, 2033	8,875%	Bullet	USD 472 million
		July 6, 2023*	USD 300 million	January 13, 2033	8,875%	Bullet	USD 300 million
		July 6, 2023	USD 1,200 million	January 19, 2029	8,625%	Bullet	USD 1,200 million
		January 19, 2024	USD 1,850 million	January 19, 2036	8,375%	Bullet	USD 1,850 million
		October 21, 2024	USD 1,750 million	February 1, 2032	7,750%	Bullet	USD 1,750 million
		August 27, 2013	COP 347,500 million	August 27, 2028	Floating	Bullet	COP 347,500 million
		August 27, 2013	COP 262,950 million	August 27, 2043	Floating	Bullet	COP 262,950 million
		December 1, 2010	COP 284,300 million	December 1, 2040	Floating	Bullet	COP 284,300 million
	Bank Loans	December 30, 2011**	USD 440 million	December 20, 2025	Floating	Semi-annual	USD 114 million
		December 20, 2022	USD 576 million	December 20, 2027	Floating	Bullet	USD 576 million
		December 20, 2022	USD 247 million	December 20, 2027	Floating	Bullet	USD 247 million
		May 16,2023	USD 250 million	May 15, 2028	Floating	Bullet	USD 250 million
		May 16,2023	USD 150 million	May 15, 2028	Floating	Bullet	USD 150 million
		June 20, 2023	USD 124 million	December 20, 2027	Floating	Bullet	USD 124 million
		June 20, 2023	USD 53 million	December 20, 2027	Floating	Bullet	USD 53 million
		July 2, 2024	USD 1,200 million	April 12, 2029	Floating	Bullet	USD 1,200 million
		October 7, 2024	USD 250 million	October 5, 2029	Floating	Bullet	USD 250 million
		July 10, 2024	USD 160 million	July 9, 2025	Floating	Bullet	USD 160 million
		June 16, 2023	COP 1,000,000 million	June 16, 2028	Floating	Bullet	COP 1,000,000 million
		July 26,2024	COP 642,478 million	July 26, 2031	Floating	Semi-annual	COP 642,478 million
		July 26,2024	COP 207,523 million	July 26, 2031	Floating	Semi-annual	COP 207,523 million
		July 26,2024	COP 150,000 million	July 26, 2031	Floating	Semi-annual	COP 150,000 million
	ECAs	December 30, 2011**	USD 2,650 million	December 20, 2027	Fixed	Semi-annual	USD 311 million
		December 30, 2011**	USD 100 million	December 20, 2027	Floating	Semi-annual	USD 12 million
		December 30, 2011**	USD 97 million	December 20, 2027	Fixed	Semi-annual	USD 11 million
		December 30, 2011**	USD 210 million	December 20, 2027	Floating	Semi-annual	USD 25 million
Invercolsa & Subsidiaries	Bank Loans	Various	COP 1,063,829 million	Various	Various	Various	COP 562,982 million
Ocensa	Bond	July 14, 2020	USD 500 million	July 14, 2027	4.000%	Bullet	USD 400 million
ODL	Lease	November 5, 2015	COP 308,221 million	November 4, 2032	Floating	Monthly	COP 157,445 million
ISA & Subsidiaries	Bonds	Various	USD 2,859 million	Various	Various	Various	USD 2,707 million
		Various	USD 2,986 million†	Various	Various	Various	USD 3,083 million†
		Various	COP 3,980,000 million	Various	Various	Various	COP 3,604,220 million
	Bank Loans	Various	USD 359 million	Various	Various	Various	USD 261 million
		Various	USD 612 million†	Various	Various	Various	USD 401 million†
		Various	COP 3,324,799 million	Various	Various	Various	COP 2,434,036 million
Ecopetrol USA	Bank Loans	Various	USD 370 million	Various	Various	Bullet	USD 371 million
Total							COP 118.37 billion

* Reopening of Notes due 2033

** Debt originally obtained by Cartagena Refinery for the refinery modernization and voluntarily assumed by Ecopetrol.

*** For the total outstanding balance as of Dec. 31, 2024, in amortized values, please refer to page F-73 of the notes to our financial statements.

† Equivalent USD amount of debt issued/acquired in other currencies, except COP.

The Financial Superintendence of Colombia (Superintendencia Financiera de Colombia or “SFC” for its acronym in Spanish), through Resolution 1654 of November 18, 2022, authorized the renewal of the term of the Issuance and Placement Program of Internal Debt Bonds and Commercial Papers of the Company for five (5) additional years, until December 22, 2027. This authorization itself does not constitute an approval for the issuance of securities or any financing transaction.

The short and long-term debt transactions executed in 2024 were as follows:

●	On January 19, 2024, Ecopetrol issued 8.375% Notes due in 2036 in an aggregate amount of USD 1,850,000,000 (COP 7.1 trillion according to the COP/USD exchange rate as of December 31, 2023); in a SEC-registered transaction. The notes were listed on the NYSE. In addition, on January 9, 2024, the Company announced a tender offer for any and all of the outstanding 4.125% notes due 2025.
●	On March 20, 2024, the Ministry of Finance and Public Credit authorized the execution of a loan agreement for up to USD 1,200 million. The loan agreement was executed among Banco Bilbao Vizcaya Argentaria, S.A, Itaú Chile New York Branch, Bank of America, N.A, JP Morgan Chase Bank, N.A, New York Branch, Banco Santander S.A, JP Morgan Chase Bank, N.A, The Bank of Nova Scotia and Standard Chartered Bank (Hong Kong) Limited, as lenders.
●	On June 14, 2024, Ecopetrol received the authorization of the Ministry of Finance and Public Credit to enter into a one billion Colombian pesos (COP) credit with Banco de Bogotá, Banco de Occidente and Banco Popular.
●	On August 20, 2024, Ecopetrol received the authorization of the Ministry of Finance and Public Credit to enter into a USD 250 million credit with SMBC.
●	On September 5, 2024, the Company redeemed USD 250 million of its 5.375% senior notes due 2026.
●	On October 8, 2024, the Company announced a tender offer for any and all of the outstanding 5.375% senior notes due 2026.
●	On October 21, 2024, Ecopetrol issued 7.750% Notes due in 2032 in an aggregate amount of USD 1,750,000,000 (COP 7.7 billion according to the COP/USD exchange rate as of December 31, 2024); in a SEC-registered transaction. The notes were listed on the NYSE.
●	On October 18 and 28, 2024, the Company prepaid the USD 1 billion loan with Deutsche Bank due 2030.
●	On November 21, 2024, the Company redeemed the remaining amount of USD 450,579,892 of its 5.375% senior notes due 2026.

For more detail on these transactions, see Financial Statements - Subsequent and relevant events.

The short and long - term debt transactions executed in 2023 were as follows:

●	On January 10, 2023, Ecopetrol priced a 10 - year, 8.875% coupon note, due on January 13, 2033. In addition, on January 17, 2023, the Company announced a tender offer for up to USD 1 billion nominal amount of its notes due on September 18, 2023; offers for an aggregated amount of USD 976 million were received.
●	On March 16, 2023, Ecopetrol received the authorization of the Ministry of Finance and Public Credit to enter into a one trillion Colombian pesos (COP) committed line of credit with Bancolombia.
●	On May 10, 2023, the Ministry of Finance and Public Credit authorized the execution of a loan agreement for up to USD 400 million. The loan agreement was executed among Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank LTD, as lenders.
●	On July 6, 2023, Ecopetrol issued (i) 8.875% Notes due 2033 in an aggregate amount of USD 300,000,000 (COP 1.2 trillion according to the COP/USD exchange rate as of December 31, 2023), and (ii) 8.625% Notes due 2029 in an aggregate amount of USD 1,200,000,000 (COP 4.6 trillion according to the COP/USD exchange rate as of December 31, 2023); in a SEC - registered transaction. The notes were listed on the NYSE.
●	On July 7, 2023, Ecopetrol announced the redemption of its 5.875% Notes due 2023, which were issued in 2013.
●	On August 24, 2023, the Ministry of Finance and Public Credit authorized the execution of a loan agreement for up to USD 1 billion to be executed among Deutsche Bank AG, Banco Inbursa S.A., Banco Latinoamericano de Comercio Exterior S.A., and ICBC Standard Bank Plc, as lenders.

●	The short and long-term debt transactions executed in 2022 were as follows:
●	Between March and August 2022, Transelec S.A. and Internexa S.A., subsidiaries of ISA in Colombia, raised an aggregate of COP 279,907 million by executing several loan transactions with different maturities, in the local market.
●	Between March and December 2022, several of ISA’s subsidiaries in Perú (CTM, Internexa, Red de Energía del Perú, ISA Perú) raised an aggregate of USD 166.2 million and PEN 249.3 million by means of bank loans with different maturities, executed with local and international counterparties.
●	On April 4, 2022, Consorcio Transmantaro S.A. (“CTM”), one of ISA’s electric power transmission subsidiaries in Perú issued 5.200% amortizing notes due 2038 in an aggregate amount of USD 500 million under an unregistered Rule 144A/Regulation S notes offering (COP 1.89 trillion according to the COP/USD exchange rate as of April 04, 2022). The notes were listed on the Official List of the Luxemburg Stock Exchange. This follows CTM’s announcement on March 22, 2022, of an any and all tender offer with allocation codes and consent solicitation to holders of CTM’s 4.375% senior notes due 2023.On April 18, 2022, Companhia de Transmissão de Energia Elétrica Paulista (“ISA CTEEP”), ISA’s electric power transmission subsidiary in Brazil, issued BRL 700 million of local amortizing notes (debentures) due in 2026. The notes bear an interest rate of CDI 1.55%. In addition, the Company raised BRL 233.7 million by means of a 20-year loan bearing an interest rate of TLP 2.01%.
●	Between June and December 2022, Internexa Brazil raised an aggregate of BRL 65.6 million.
●	The toll roads operated by Intervial Chile, executed the following debt transactions during 2022:
●	On November 15, 2022, Ruta del Loa Sociedad Concesionaria S.A. issued local inflation-linked bonds due 2050, with a face value of Unidad de Fomento (“UF”) 1,927,500. The bonds bear an interest rate of 3.85%.
●	On March 15, 2022, Ruta del Bosque Sociedad Concesionaria S.A., prepaid its notes due June 15, 2022. The outstanding nominal value as of the prepayment date amounted to UF 1,500,500.
●	On September 15, 2022, Ruta de la Araucanía Sociedad Concesionaria S.A., raised funds through an inflation-linked loan for an aggregate amount of UF 1,347,515. The bonds bear a floating interest rate of TAB (180) 1.28%.

Contractual Obligations

We enter into various commitments and contractual obligations that may require future cash payments. The following table summarizes our contractual obligations as of December 31, 2024.

Table 64 – Our Material Contractual Obligations

	Payments due by period
		Short Term	Long Term
		(Less than 1	(More than 1
COP Millions	Total	year)	year)
Employee Benefit Plan	68,811,053	2,169,838	66,641,215
Contract Service Obligations	37,755,056	12,007,265	25,747,791
Natural Gas Supply Agreements	17,639,470	15,438,543	2,200,927
Purchase Obligations	3,967,218	1,863,812	2,103,406
Energy Supply Agreements	14,853,636	1,418,217	13,435,419
Capital Expenditures	51,909,266	17,376,852	34,532,414
Financial Sector Debt	23,554,914	4,185,319	19,369,595
Bonds	94,074,311	5,922,852	88,151,459

Total	312,564,924	60,382,698	252,182,226

4.10	Off Balance Sheet Arrangements

As of December 31, 2024, we did not have off-balance sheet arrangements of the type that is required to be disclosed under Item 5 of Form 20-F.

4.11	Statements of Financial Position

Table 65 - Consolidated Balance Sheet

	As of December 31,			% Change
Balance sheet	2024	2023	2022	2024/2023	2023/2022
(COP million)
Total assets	298,242,156	280,141,090	302,792,431	6.46	(7.48)
Liabilities	192,328,717	179,888,610	188,889,342	6.92	(4.77)
Equity	105,913,439	100,252,480	113,903,089	5.65	(11.98)
Total liabilities and equity	298,242,156	280,141,090	302,792,431	6.46	(7.48)

In 2024, assets increased by 6.5% or COP 18,101,066 million compared year-on-year, mainly due to:

●	An increase in property, plant, equipment, natural resources, and intangibles by COP 16,431,393 million, due to the net effect between higher CAPEX, the conversion effect of subsidiaries with currencies of origin other than the Colombian peso and depreciation.
●	An increase in taxes of COP 5,722,881 million, primarily associated with the update of the deferred taxes resulting from the exchange rate effect and advance payment of income tax and value added tax.
●	An increase in cash and cash equivalents of COP 1,718,360 million, mainly because of operational activity
●	A decrease in accounts receivable of COP 10,529,729 million, primarily because of resources received corresponding to the 2023 balance of the Fuel Price Stabilization Fund (FEPC) account receivable for COP 20,514,037 million, compared to the balance recorded in 2024 of COP 7,631 million. The decrease in the balance of the FEPC account is due to the gradual increase in diesel prices in Colombia.

In 2024, liabilities increased by 6.9% or COP 12,440,107 million compared to 2023, mainly due to:

●	An increase in financial liabilities of COP 14,149,504 million mainly due to re-expressing debt in foreign currency at the closing rate recognized mainly in equity due to hedge accounting
●	A decrease in provision for abandonment cost by COP 1,811,719 million due to lower rates.
●	A decrease in other minor liabilities by COP 102,322 million.

In 2023, assets decreased by 7.5% or COP 22,651,342 million compared year-on-year, mainly due to:

●	A decrease in accounts receivable of COP 8,288,474 million, primarily because of the offsetting of the balance of the account receivable of the Fuel Price Stabilization Fund account (FEPC) against dividends to be paid to the Republic of Colombia for COP 21,576,179 million, and funds received for COP 4,770,351 million. Additionally, the balance of the FEPC account has decreased because of the gradual increase in gasoline prices in Colombia and the decrease in benchmark prices (COP 20,505,603 million).
●	A decrease in property, plant, equipment, natural resources, and intangibles by COP 6,365,469 million, resulting from the net effect of a lower exchange rate and its implications on subsidiaries with a functional currency other than the Colombian peso, the depreciation for the period, and a higher CAPEX.
●	A decrease in taxes of COP 1,544,306 million, primarily associated with the update of the deferred taxes resulting from the exchange rate effect.

●	A decrease in inventories of COP 1,677,586 million, mainly because of prices, increased throughput in the refineries, and higher sales.

In 2023, liabilities decreased by 4.8% or COP 9,000,732 million compared to 2022, mainly due to:

●	A decrease in financial liabilities of COP 9,319,312 million, net effect between higher debt and the revaluation of the Colombian peso against the U.S. dollar.
●	Lower current tax liabilities associated with lower net income of COP 6,469,807 million.

Total equity of the Ecopetrol Group for year-end 2024 was COP 105,913,439 million. Equity attributable to Ecopetrol’s shareholders was COP 79,854,603 million, an increase of COP 4,147,976 million compared to December 2023, mainly as a result of the distribution of dividends for the period and the effect of the exchange rate on subsidiaries with a functional currency other than the Colombian peso.

In 2023, Ecopetrol equity as of December 2023 was COP 100,253,665 million. Equity attributable to Ecopetrol shareholders was COP 75,707,812 million, a decrease of COP 10,447,115 million compared to December 2022, mainly as a result of the distribution of dividends for the period and the effect of the exchange rate on subsidiaries with a functional currency other than the Colombian peso.

4.12	Trend Analysis and Sensitivity Analysis

We updated our 2025 Investment Plan on November 29, 2024. See section Strategy and Market Overview—Our Corporate Strategy—2025 Investment Plan for a discussion of the trends recognized in the development of that plan.

Sensitivity Analysis

Sensitivity Analysis of our Results

The following table provides information about the sensitivity of our results as of December 31, 2024, due to variations of USD 1 in the price of ICE Brent crude and of 1% in the COP / USD exchange rate.

Table 66 – Sensitivity Analysis of our Results

		Income	Difference	Income	Difference
		Statement	Between	Statement	Between
	Income	Case ICE	Real 2024	Case	Real 2024
	Statement	Brent(1) +	and Case	TRM(2)	and Case
COP$ Billion	2024	USD1	ICE Brent	+1%	TRM
Revenue	133,330.43	134,690.46	1,360.03	134,474.71	1,144.28
Cost of sales	86,481.15	87,042.48	561.33	86,928.62	447.47
Gross Income	46,849.28	47,647.98	798.70	47,546.09	696.81
Operating expenses	9,253.71	9,253.71	0.00	9,253.71	0.00
Impairment of non-current assets	(867.43)	(867.43)	0.00	(867.43)	0.00
Operating income	38,463.00	39,261.70	798.70	39,159.81	696.81
Finance results, net	(8,519.95)	(8,519.95)	0.00	(8,519.95)	0.00
Share of profit of associates and joint ventures	764.37	764.37	0.00	764.37	0.00
Income before income tax	30,707.42	31,506.12	798.70	31,404.23	696.81
Income Tax	(12,208.54)	(12,526.08)	(317.54)	(12,485.58)	(277.04)
Net Income	18,498.88	18,980.04	481.16	18,918.65	419.77
(1)	ICE Brent = USD 80 per barrel
(2)	Exchange rate (TRM) = COP 4,071 / USD 1.00

Assumptions for the Sensitivity Analysis of our Results:

●	Our sensitivity analysis is based on the Consolidated Statement of Profit or Loss for 2024, as presented elsewhere in this annual report.

●	The sensitivity of the ICE Brent price index is in reference to an increase of USD 1 per barrel of crude oil in the average ICE Brent reference price based on a 366-day year for 2024. Prices assumed correspond to realized prices for crude oil, natural gas and refined products for 2024, adjusted to account for the differences between such realized prices and the ICE Brent reference price.
●	The sensitivity of our results to changes in the exchange rate is in reference to a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2024. Prices are the realized prices of crude oil, natural gas and refined products in 2024 and are expressed for the sensitivity using the adjusted exchange rate (i.e. a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2024).
●	The income tax for each of our sensitivity analyses (price of ICE Brent and COP / USD exchange rate) is estimated using the effective corporate tax rate of 39.8% for 2024.
●	This sensitivity analysis keeps everything constant. In the case of significant variations of the ICE Brent price, we will perform interventions in our operating expenditures.

The table below sets forth the line items that are being affected by the variation on the reference prices or the average exchange rate.

Table 67

VARIATION ON ICE BRENT REFERENCE PRICE	VARIATION ON AVERAGE EXCHANGE RATE
REVENUE
Sales of crude oil	Sales of crude oil
Sales of refined products	Sales of refined products
Sales of natural gas	Sales of natural gas
COST OF SALES
Local purchases from business partners	Local purchases from business partners
Local purchases of hydrocarbons from the ANH	Local purchases of hydrocarbons from the ANH
Local purchases of natural gas	Local purchases of natural gas
Imports of products	Imports of products

5.	Risk Review
5.1	Risk Factor Summary

The following is a summary of the principal risks we face:

Risks Related to Our Business

1.	Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.
2.	Achieving our long-term growth depends on our ability to execute our strategy, transition to a low carbon economy, manage sustainability risks and opportunities, having cutting edge knowledge and technologies, diversify our portfolio and develop additional hydrocarbon reserves.
3.	Sharp movements of prices for crude oil, natural gas and refined products could adversely affect our business prospects, results and cash position.
4.	Foreign currency exchange rate fluctuations may affect our financial results.
5.	Increased competition may negatively impact our ability to access additional crude oil and natural gas reserves in Colombia and abroad.
6.	Operational risks may materialize and affect the health and safety of our workforce, the local community and the environment, and cause disruptions or shutdowns.

7.	Our involvement in deep-water drilling, either directly or indirectly, involves risks and costs, which may be out of our control.
8.	We are exposed to the credit, political and regulatory risks of our key customers.
9.	Our ability to access credit markets may be limited by the deterioration of these markets, changes in credit ratings, and limited offering from financial institutions to participants in the oil and gas industry.
10.	We may be exposed to increases in interest rates, thereby increasing our financial costs.
11.	Our current and planned investments, divestments and business activities outside Colombia are exposed to political and economic risks.
12.	Our future performance depends on successful selection, development and deployment of new technologies and our knowledge about them.
13.	Our performance could be negatively affected by the lack of employees with the skills needed to execute our business strategy.
14.	If the strategic plans associated to natural gas fail or underdeliver, we may be unable to keep pace with increasing domestic demand.
15.	Our operations could be affected by demonstrations and other actions of labor unions, social organizations, communities and contractors.
16.	Our activities may be interrupted or affected by external factors, such as climate change and its effect on weather and natural disasters.
17.	Our operations, including our activities in indigenous reserves and Afro-Colombian lands, could face opposition from various communities.
18.	We have made and may make significant investments and divestments, and we may not realize their expected value.
19.	We might be required to provide financial support to our subsidiaries or affiliates in Colombia or abroad.
20.	Investigations and other actions by Colombian administrative control entities involving our current or former employees or those of our current or former subsidiaries may impact our reputation.
21.	Our results may be affected by supply chain disruptions and high price volatility impacting our suppliers, partners and other third-parties.
22.	Our insurance policies do not cover all liabilities and may not be available for all risks.
23.	New trends in the insurance sector in the face of climate change may impact our financial condition and results of operations.
24.	A failure in our information technology systems or cybersecurity attacks may adversely affect our financial results.
25.	We are exposed to behaviors incompatible with our ethics and compliance standards.
26.	The performance of our partners, subsidiaries and affiliates in Colombia and elsewhere may negatively impact our image and reputation.
27.	The reliability and capacity of national power supply systems may affect or limit the continuity of our operations or limit growth.
28.	Rising water production levels may affect or constrain our crude oil production.

Risks Related to Colombia’s and the Region’s Political Environment

29.	Changes in economic, energy transition and oil & gas policies in Colombia, Peru, Brazil, Chile and the United States of America could materially affect our financial condition and results of operations.
30.	Our business operations and financial condition could be negatively affected by pandemic or epidemic diseases and other health events.
31.	The Colombian Government could seize or expropriate our assets under certain circumstances for fair compensation.
32.	Colombia has experienced internal security issues that have had or could have a negative effect on the Colombian economy and on us.
33.	Despite the current government’s announcement of a bilateral ceasefire with some armed groups, non-conformism may arise in the process of these dialogues spoken out through illegal and terrorist activities.
34.	Regional and global events may have an impact on Colombia’s social, economic and political situation as well as on us and our operations.
35.	We are subject to the prevailing economic conditions and investment climate in Colombia, which may be less stable than those in developed countries.

Legal and Regulatory Risks

36.	Our operations are subject to extensive regulation, which is subject to change from time to time by the applicable regulatory authorities.
37.	More stringent environmental regulation may lead to increased expenses or reduced demand for our products, as well as affect timely permits.
38.	We may not be able to keep pace with changing environmental requirements related to impacts to Colombia’s biodiversity and nature.
39.	Our operations might be affected by rising climate change and energy transition regulatory developments.
40.	New or higher taxes resulting from changes in regulations or their interpretation could adversely affect our results of operations and financial condition.
41.	We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations.

Risks Related to Our ADSs

42.Holders of our ADSs may encounter difficulties in protecting their interests.

43.	Our ADS holders may be subject to regulations on foreign investment in Colombia.
44.	Holders of our ADSs may not be able to effect service of process on us, our directors, or executive officers within the United States, which may limit your recovery in any foreign judgment you obtain against us.
45.	The protections afforded to minority shareholders in Colombia are different from those in the United States and may be difficult to enforce.
46.	ADSs do not have the same tax treatment as other equity investments in Colombia.

47.	Judgments of Colombian courts with respect to our ADSs will be payable only in Colombian Pesos.
48.	The relative volatility and illiquidity of the Colombian securities markets may substantially limit our investors’ ability to sell our ADSs at the price and time they desire.
49.	We are not required to disclose as much information to investors as a U.S. issuer is required to disclose.

Risks Related to the Controlling Shareholder

50.	Our controlling shareholder’s interests may differ from those of certain minority shareholders or may affect our long-term strategy.
5.2	Risk Factors

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

Hydrocarbon reserves presented in this annual report were calculated in accordance with SEC regulations. As required by those regulations, reserves were valued based on the unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2024, 2023, and 2022, as well as other conditions in existence at those dates. The average of closing prices of ICE Brent crude oil for the first day of each month in the 12-month periods was USD 98/Bl in 2022, USD 83/Bl in 2023, and USD 79.7/Bl in 2024. In 2024, the Company recognized an increase in oil and gas proven reserves of 0.5% as compared to 2023, to 1,892.7 mmboe in 2024 from 1,883 mmboe in 2023. For more information, see section Business Overview—Exploration and Production—Reserves.

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

The 2024 impairment gains, net of non-current assets of COP 867,428 million, corresponds to the net result of:

i.	Recovery of impairment in the Cartagena Refinery of COP 1,271,120 million, due to (i) improvement in the price differentials of refined products in the medium and long term due to market conditions, (ii) prioritization of local crude oils for the Cartagena Refinery, (iii) lower discount rate versus 2023, and (iv) a lower net book value of fixed assets due to the partial recovery of the cost of the modernization project as a result of the recognition of McDermott's financial instrument settled in the arbitration with CB&I (see section Legal Proceedings—Reficar Investigations for information on the arbitration with CB&I).

ii.	A recovery in the transportation and logistics segment of COP 127,206 million mainly due to (i) the effect of the higher exchange rate by year-end 2024 compared to year-end 2023 that impacts revenues from oil pipelines that have rates in dollars and (ii) the positive adjustment in the oil pipeline rate due to macroeconomic effects given the resolution of the Ministry of Mines and Energy of September 2024.
iii.	An impairment in the Exploration and production segment of COP 480,180 million mainly in Ecopetrol America LLC given the lower short- and long-term prices as well as the reclassification of reserves.
iv.	An impairment of non-current assets in the electric power transmission and toll roads concessions segment of COP 45,351 million primarily in ISA Bolivia due to an increase in WACC from country risk and the effect of exchange rate differences on the dollar-denominated cash flow.

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

On the contrary, any upward revision in our estimated quantities of proved reserves would indicate higher future production volumes, which could result in lower expenses for depreciation, depletion, and amortization for properties to which we apply the units of production method for calculating these expenses. These lower expenses, and any higher revenues as a result of actual production volumes and realized prices, could benefit our results of operations and financial conditions.

Achieving our long-term growth depends on our ability to execute our strategy, our capacity to adapt our business to the transition to a low carbon economy, generate value by managing sustainability-related risks and opportunities, as well as on having cutting edge knowledge and technologies and our ability to successfully diversify our portfolio and develop additional hydrocarbon reserves.

Our long-term growth objectives depend largely on our ability to strengthen the competitiveness of our oil and gas business, diversify our portfolio into energy transition businesses, and achieve decarbonization targets. Our 2040 Strategy, “Energy that Transforms” aims to position the Ecopetrol Group as a leading integrated energy group in the Americas, focusing on energy diversification. This strategy seeks to bolster the company´s oil and gas business, while decarbonizing its processes through technological advancements. Additionally, our growth relies on developing the recovery potential of existing fields and discovering or acquiring new reserves. We strongly believe that successfully developing these reserves is key for contributing to energy security and achieving our long-term ambitions.

Our exploration activities expose us to inherent geological and drilling risks including the possibility of not discovering commercially viable crude oil or natural gas reserves. There is also the risk that some initially budgeted exploratory wells, may be drilled later than planned or not drilled at all. Despite our efforts to control drilling costs, these expenses are often uncertain, and numerous factors beyond our control can cause drilling operations to be curtailed, delayed, or cancelled.

Our ability to add and develop reserves also depends on our capacity to structurally reduce costs to maintain the profitability of oil fields already being exploited without compromising infrastructure integrity and HSE performance. See section Strategy and Market Overview——Our Corporate Strategy—2025 Investment Plan and section Strategy and Market Overview—Our Corporate Strategy—2040 Strategy: Energy That Transforms. If we are unable to maintain the competitiveness of our oil and gas business and achieve expected recovery factors in our existing fields, add projects with proven reserves, successfully develop our current projects, acquire new exploration assets, or successfully execute our exploration plans (whether as a result of the impossibility of obtaining or extending exploratory licenses, capital restrictions, or any other limitation), our ability to discover and develop additional reserves may be affected and our reserves portfolio could be expected to decline. Failure to secure additional reserves may impede us from achieving or maintaining production targets and may have a negative impact on our results of operations and financial condition. In addition, changes in the operation and development costs of the projects could impact the reserves.

We face the challenge of ensuring our assets generate value across the oil and gas segments. We assess their financial attractiveness and strategic relevance using an index methodology that considers two key elements: financial attractiveness (contribution to profitability, payback period of investments, and viability in the short, medium, and long term) and strategic relevance (synergies and complement to the hydrocarbon chain, resilience in different energy transition scenarios, and contribution to the decarbonization of the Ecopetrol Group).

Regarding our energy transmission business line, we face risks associated with energy transition. To achieve our energy transition objectives, we have developed the “Grid of the Future” vision with three main priorities: adaptation of the existing grid and better utilizing available capacity; connecting renewable energy sources to transmission networks; and developing interconnections that enable regional electrical integration. This vision faces long-term risks associated with changes in remuneration schemes and political instability in the region. Additionally, greater social and environmental requirements for business development, may impose more restrictions on our operations and growth expectations. Market and competition risks in our electric power transmission and toll roads businesses may result in new projects not being awarded, affecting our medium-term growth.

In terms of energy transition, we face the risk of not successfully incorporating alternative options into our portfolio as traditional businesses or segments lose their capacity to maintain value due to changes in global or local energy consumption patterns. Specifically, we face risks related to our ability to implement measures to reduce and offset carbon and methane emissions and adapt to climate variability and climate change. We also face regulatory risks related to new climate change regulations in Colombia, such as the updated NDC, the oil & gas industry’s climate change plan and the implementation of the National Program of Tradable GHG Emissions Quotas (PNCTE, for its acronym in Spanish). Other regulatory risks include the incorporation of new low-carbon businesses within our portfolio, due insufficient regulation that may impact their proper development.

Ecopetrol has developed energy transition scenarios, based on S&P Global Market Energy and Climate Scenarios, to monitor trends in each of the three business lines, which aims to provide a solid and unified reference framework that is expected to allow the Ecopetrol Group to anticipate and understand the challenges and opportunities of the energy transition by presenting three scenarios(i) Climate Alignment (1.7° - 1.8°C): Transformation to low-emission economies aligns governments and institutions around climate change. In addition, developed countries reach a net zero goal, while other countries follow a slower path. This is not enough to achieve the global net-zero goal of 1.5 ℃; (ii) Energy Balance (1.9° - 2.3°C): Fundamental changes in governments, markets, and society set in motion a long-term energy transition, the debate continues between energy security and accelerating the transition; and (iii) Climate Divergence (2.5° - 2.8°C): Dissimilar interests in decarbonization despite policy, regulation and market changes. Global public policy decisions are insufficient to close the climate ambition gap. While the first and third scenarios do not represent the group’s core vision, assessing different perspectives on the global energy transition remains necessary. According to the 2040 Strategy, Ecopetrol considers the second scenario the most likely, aligning with a gradual energy transition. However, we are not certain about the alignment between strategic decision making, considering the analysis derived from the use of these scenarios.

These changes could lead to increased costs and investments in the short and medium term. We have already incurred costs related to these regulations and it is expected that to comply with this evolving regulatory framework we may have additional costs and investments in the short term. This could impact the achievement of the Company’s growth targets and its resilience. See section Risk Review—Risk Factors—Legal and Regulatory Risks—Our operations might be affected by rising climate change and energy transition regulatory developments. Our business growth and sustainability depend on our ability to manage our capital investments and operate efficiently, in accordance with our corporate strategy guidelines. See section Strategy and Market Overview—Our Corporate Strategy for a discussion of our strategic plan.

To successfully achieve our Corporate Strategy, we are venturing into low-emission energy-diversification businesses. These investments will help us achieve our decarbonization targets and generate value while incorporating these new businesses into our business plan. This requires the development of new technologies at competitive costs, and the growth of potential markets, such as demand for these alternative sources in the transportation segment or mobility. However, we cannot assure that the pace of technological developments or the regulation required to incorporate energy transition businesses within our portfolio will meet our expectations, nor that they will be successful or that demand growth will occur as expected.

Furthermore, we are subject to physical risks related to climate change. We are exposed to Colombia’s current climate conditions which may affect water availability and increase the vulnerability of our assets and operations to potential damages. These conditions could result in water shortages, floods, fires, storms, hurricanes, and rising sea levels that change in frequency and intensity. Extreme weather events could damage our assets and negatively affect our operations and financial condition. Additionally, the exposure of our assets under the three climate scenarios presented by the Intergovernmental Panel on Climate Change (SSP 1- RCP 2.6°C, SSP 2- RCP 4.5, and SSP 5- RCP 8.5 could result in potential damage to our assets or cause business disruptions such as water availability, limited transportation and access, and workforce disruptions.

Sharp movements of prices for crude oil, natural gas and refined products could adversely affect our business prospects, results and cash position.

In 2024, approximately 85% of the revenues came from sales of crude oil, natural gas, and refined products and 96% of the total volume sold of these products was indexed to international reference prices or benchmarks such as ICE Brent. Consequently, fluctuations in those international indexes have a direct effect on our financial condition and results of operations.

Prices of crude oil, natural gas and refined products have traditionally fluctuated as a result of various factors including, among others, competition within the international oil and natural gas industry, long-term changes in the demand for crude oil, natural gas and refined products, notably associated to the transition to a low carbon economy, the economic policies in the United States, China, India and the European Union, regulatory changes, changes in global supply, inventory levels, changes in the cost of capital, adverse or favorable economic conditions, global financial crises, substitute sources of energy, development of new technologies, global and regional economic and political developments in the OPEC+, the willingness and ability of the OPEC+ and its members to set production levels, local and global demand and supply for crude oil, refined products and natural gas, trading activity in oil and natural gas; weather conditions, natural events or disasters, which are changing in intensity and frequency due to climate change, and terrorism and global conflict. In particular, disagreements among OPEC+ members on production levels, changes in the trade policies from the US administration, and the continued hostilities between Russia and Ukraine and the escalation of the Middle East conflict since the Hamas attack triggered the conflict with Israel could impact international reference prices.

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

The conflict between Hamas and Israel in late 2023 has disrupted the supply of crude, refined products, LNG, and other commodities, which have risen as a result of the attacks in the Red Sea against US and UK-related vessels, in particular, instigated by Houthi forces located in Yemen. However, as of the date of this Annual Report, the supply of crude, refined products, and LNG has not been affected by the war, but time and costs related to its shipment have risen to avoid conflicted areas by diverting transportation to Africa.

During 2024, our crude oil basket average price was USD 73.3/Bl versus USD 73.4/Bl in 2023, the refined product basket average price was USD 86.8/Bl versus USD 96.1/Bl in 2023; and the natural gas average price was USD 27.8 per barrel equivalent in 2024 versus USD 28.4 per barrel equivalent in 2023. However, it is important to consider that the margin on refined products can result either in higher or lower margins due to a change in price of crude the same way gas prices can be impacted by local conditions, such as local demand and weather conditions.

Moreover, our prices are indexed to international benchmarks such as the Brent and light distillates in the Gulf of Mexico (aka Gulf of America), therefore our revenues are affected by the fluctuation of those prices. The difference between the producer revenue and the international parity price recognized by the government to Ecopetrol S.A. for diesel and gasoline can fluctuate significantly due to: (i) volatility in international oil prices, (ii) the methodology to determine the reference price of gasoline and diesel, and (iii) the sensitivity of retail price to monthly variations. As a result, these differences generate account receivables or account payables for Ecopetrol to or from the FEPC. A significant and permanent increase in the prices of gasoline and diesel in international markets, as compared to the regulated price in Colombia, can substantially increase the size of the receivable account corresponding to the FEPC. As a result, this increase could impact Ecopetrol’s solvency and liquidity metrics in absolute terms as well as relative to its industry peers; consequently, the Company might not be able to reduce its financial leverage, or capture value through cash flow derived from oil prices which are relatively higher than those budgeted internally. The easing of the account receivable problem is conditioned on the willingness of the Colombian Government and availability of sources to make direct payments and/or the ability to make quick and significant increases in the regulated price in Colombia. As settlement and payments dates are not regulated, the Ecopetrol Group’s cash flow could be affected, increasing its financial cost of debt, challenging the ability to execute the investment plan and the capacity to pay dividends. While producer’s rights are protected by law, we cannot provide any certainty as to when we would receive any such payments due to us.

Additionally, the rating agencies’ perception associated with the accumulation of FEPC balances, as a stand-alone credit baseline (without assuming the support of the National Government), represents a credit risk. The following metrics of Ecopetrol’s rating could be reassessed at any time given a perception of higher liquidity/cash risk: (i) liquidity and hedging metrics due to lower cash availability; (ii) indebtedness metrics in case of additional borrowing, resulting in financial ratios different from those forecasted in Ecopetrol’s financial plans; (iii) Ecopetrol’s relative situation compared to peer companies at the same rating level; and (iv) Ecopetrol’s rating in the event of a possible adjustment in the sovereign’s rating, based on the rating agencies’ perception of the impact of the FEPC on public finances. As of December 31, 2024, Ecopetrol S.A. recorded COP 5.96 trillion in accounts receivable due from FEPC and Cartagena Refinery recorded COP 1.66 trillion in accounts receivable due from FEPC. For further information see section Business Overview—Applicable Laws and Regulations—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC).

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

As of December 31, 2024, our U.S. dollar-denominated total debt aggregate principal amount was USD 21.2 billion; recognized in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows discounted by an annual effective interest rate. Out of this total, a principal of USD 17.4 billion corresponds to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s affiliates have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the affiliates’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in the equity, as part of other comprehensive income.

The U.S. dollar/Colombian Peso exchange rate has fluctuated during the last several years. On average, the Colombian Peso appreciated 5.87% in 2024, depreciated 1.64% in 2023, and depreciated 13.61% in 2022. Additionally, as of December 31, 2024, the Colombian Peso had depreciated 15.36%; as of December 31, 2023, the Colombian Peso had appreciated 20.54%; as of December 31, 2022, it had depreciated 20.82%; in each case in relation to the year-end exchange rate for the immediately preceding year. In addition, given the possible effects of rising inflation, increasing interest rates in the U.S. and Colombia, different global growth perspectives, political tensions in the world’s largest economies, geopolitical conflicts, current and expected crude oil prices in the next few years and political uncertainty in Colombia, there is no clear view of how the U.S. dollar and the Colombian peso will behave in the medium to long-term. Continued market volatility is expected to lead U.S. dollar fluctuations that remain difficult to forecast.

A continued depreciation trend in the exchange rate of the Colombian Peso against the U.S. dollar may affect our financial results when converted into Colombian Pesos, given our current net position in U.S. dollars, the fact that most of our revenues are collected in U.S. dollars and the portion of our U.S. dollar debt that is not designated as hedge instrument and the future debt we may acquire whenever translation affects the debt balance. Please see our sensitivity analysis on our results of operation to exchange rate fluctuations in the section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results—Exchange Rate Variation and in Note 30.1 to our consolidated financial statements.

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

We may be required to incur in additional costs and expenses to allocate funds to industrial safety and health compliance under Colombian law and international industrial safety regulations. Additionally, if any operational incident occurs that affects local communities and/or ethnic communities in nearby areas, we will need to incur in additional costs and expenses to return affected areas to normality and to compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of current operations and the projects we may decide to undertake. See Our Business – Production Activities – Unconventional Hydrocarbons for a summary of community issues related to the PPIIs.

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

Our deep-water drilling activities present severe risks, such as loss of primary containment, blow out, ignition, fire and explosions, marine collision, weather, platform instability and natural disasters. The occurrence of any of these unwanted events or other incidents could result in personal injuries, loss of life, severe environmental damage, property damage, clean-up and repair expenses, equipment damage and liability in civil and administrative proceedings. As a result, more stringent government regulation may result in increased costs and longer exploration and development timeframes for our deep-water drilling operations and consequently, heightened risks and costs associated with deep-water drilling may have a negative effect on our results of operations and financial condition and in our reputation.

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

Our and our subsidiaries’ ability to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us could be adversely affected due to the volatility in prices in the oil and gas sector, the continued military conflict between Ukraine and Russia, the disruptions on Russia’s energy exports as a result of sanctions, conflicts in the Middle East and their impact on global supply chains, the global economy impacts due to energy supply shocks, the potential impacts on demand of future pandemics or epidemics, the spread of protectionist policies in the United States, the lack of consensus among OPEC+ members, the political uncertainty in Latin America and other parts of the developed world, the awareness of corruption by governments and private companies in emerging markets, which in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in the section Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Environment. These conditions, along with the possibility of systemic banking crises, significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms. Our cost and ability to obtain capital might be affected as well if our creditors and potential investors believe that we are not actively responding to the new low carbon economy, integrating TESG considerations in our operation and management, addressing risks related to climate change and energy transition, and meeting TESG targets; considering further the evolving restrictions to invest in pure fossil fuels companies announced by certain investors worldwide.

Access to credit and capital markets depends on a number of factors, many of which we cannot control, including changes in: our credit ratings because of external factors, interest rates, the structured and commercial financial markets, tax rates due to new or changes to existing tax laws, foreign exchange and investment controls and restrictions, market perceptions of the industries in which we operate, which are mainly determined by our financial and operational strength, and the support that could be provided by the Colombian Government. We cannot assure that our credit ratings will continue for any given period of time or that the ratings will not be further lowered or withdrawn. An assigned rating may be raised or lowered depending, among other things, on the respective rating agency’s assessment of our financial strength. In addition, a downgrade in the rating of the Republic of Colombia could also trigger a downgrade on ours, as it is capped by the rating of the Republic of Colombia and the implicit support that can potentially be provided to the Company. On September 22, 2023, Moody’s Investors Service re-affirmed our rating at Baa3, with a negative outlook and re-affirmed our Baseline Credit Assessment (BCA) at ba3. On November 6, 2023, Fitch Ratings reaffirmed our rating at BB+ with a stable outlook and modified our individual credit rating (stand alone credit profile) to bbb- and affirmed the national long-term and short-term ratings of the Company at ‘AAA’ with a stable outlook and ‘F1+’, respectively. On January 18, 2024, S&P Global Ratings modified the outlook of Ecopetrol’s credit rating from stable to negative, as a result of the review in the outlook of Colombia’s credit rating, also from stable to negative. On May 31, 2024, Moody’s Investors Service updated our rating at ba1 with a stable outlook. On November 6, 2024, Fitch Ratings reaffirmed our rating at BB+ with a stable outlook.  On February 24, 2025, Moody’s Investors Services reaffirmed our Ba1 rating with a stable outlook. On, March 14, 2025 Fitch Ratings, modified the outlook of Ecopetrol’s credit rating from stable to negative, as a result of the review in the outlook of Colombia’s credit rating (on March 6, 2025), also from stable to negative. With respect to our renewable energy and low carbon emission project portfolio, we cannot assure that the projects will be able to raise financing on the terms expected or required to develop such portfolio.

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

As of December 31, 2024, approximately 29.5%, or a principal of USD 7.9 billion (COP 34.9 trillion, using a COP 4,409.15/1.00 U.S. exchange rate as of December 31, 2024), of our total indebtedness consisted of floating rate debt. If market interest rates rise, our financing expenses could be expected to increase and our cost of capital could be expected to deteriorate, which could have an adverse effect on our ability to execute certain projects, and our results of operations and financial condition. In addition, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated in or indexed to. We cannot assure that such changes will not result in increased financing expenses borne by us. Finally, as we incur new debt in the future to fund our working capital, capital projects or inorganic acquisitions, or pursue liability management transactions, the prevailing interest rates and spreads at any specific time could be less favorable in terms of cost when compared to our previous financing transactions, which could adversely affect our financial condition and results of operations.

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

In June 2024, the Mining and Energy Planning Unit (Unidad de Planeación Minero Energética, “UPME” for its acronym in Spanish) published the Natural Gas Supply Plan. The UPME has established a possible deficit of natural gas in Colombia between late 2025 and early 2026 in some scenarios. Considering the CREG Resolution 186 of 2020, the natural gas market is a physical market, which means that suppliers must comply with the quantities agreed in their contracts with firm gas commitments.

We are currently developing offshore projects to incorporate gas reserves; we cannot assure that they will go into operation in the short term. Additionally, we are party of several national gas supply contracts that have firm gas commitments. If we were unable to deliver natural gas to these clients because of cuts in operations or higher decline rates in our gas fields, among other reasons, we may be required to compensate our customers for our failure to supply natural gas.

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

Ecopetrol S.A. can only hold up to 25% of the equity of any natural gas transportation company according to Article 5 of CREG Resolution 057 of 1996 (except for transportation assets acquired before this Resolution). Therefore, there can be no assurance that the transportation infrastructure necessary to transport natural gas from the fields to distribution points and our customers will be built by third parties, or that if built in that location, there will be sufficient capacity available to us for the exploitation of new natural gas discoveries or the development of existing fields due to the non-financial closure of transport projects or lack of signed contracts with transporters. The failure to commercially exploit new or existing discoveries may result in impairment of the related assets and our inability to recover the capital expenditures invested to make these natural gas discoveries.

Our operations could be affected by demonstrations and other actions of labor unions, social organizations, communities and contractors.

Social organizations, including those in the communities where we operate, individuals representing specific communities, contractors and their workers, labor unions and other social movements may, exercising their rights, engage in demonstrations, protests, and other actions related to climate, labor (including expectations to increase the local employment or a higher spend on goods and services), health, indigenous rights and other social issues of local, national, or global significance. Such demonstrations, protests and actions may disrupt our operations, escalate into conflicts, lead to increased or unexpected costs, or otherwise have a material adverse effect on our business.

Regarding the emerging environmental and climate change concerns, some communities have shown strong opposition to the development of PPIIs, leading their representatives to propose bills aimed at banning Integral Research Pilot Projects (“PPIIs” from its acronyms in Spanish). Although none of these bills has materialized into a law, we cannot guarantee that similar bills will not continue to be proposed or that none of them may eventually gain sufficient support to be enacted.

We cannot guarantee that the actions taken by labor unions will not affect the normal development of our operations, that we will not experience strikes or labor unrest, or that our labor costs will not increase significantly. The occurrence of any of these events could have an adverse effect on our operations and financial condition.

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

During 2024, ENSO conditions were not consolidated; meteorological conditions were modulated by the reference climatology.

Our operations, including our activities in areas classified as indigenous reserves and Afro-Colombian lands, could be subject to opposition from members of various communities.

We currently carry out and plan to continue carrying out activities in areas classified by the Government as indigenous reserves and Afro-Colombian lands. To undertake these activities, we must first comply with prior consultation processes, set forth by Colombian law. These prior consultation processes are required for obtaining environmental licenses to start our projects, works or activities in areas inhabited by ethnic communities. In addition, consultations can be seen as a potential instrument to involve communities in the decision of developing extracting industry and infrastructure projects in their territories. Generally, these consultation processes last between six months to one year depending on the community expectations but may be significantly delayed if we cannot reach an agreement with the communities. We strive to be respectful of the Constitution and laws and the autonomy of indigenous and afro-descendant communities, and we therefore do not enter their territories until we have reached an agreement with them. We also strive to structure management plans to prevent, mitigate, repair or offset the impact of our projects, as identified by local communities. Issued environmental licenses for these projects are subject to scrutiny as a result of claims filed by local community interest groups.

In recent years, indigenous communities have also been claiming their ancestral territories and requesting recognition of their right to be consulted about projects already in operation before the Indigenous and Tribal Peoples Convention number 169 started to apply in Colombia. This opposition results from, among other factors, the communities’ view on the exploitation of natural resources, the environment, and the effects on their cultures, territories and spiritual beliefs. According to this, we may be exposed to operational restrictions as a result of the opposition of these communities.

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

We continuously analyze investments and joint ventures in Colombia and abroad and will continue to do so as part of our 2040 Strategy. We have made investments and may continue to do so from time to time depending on the environment and strategic needs of the Company. Some of our investments, joint ventures and new business lines may be less profitable than planned and, as a result, we may not achieve consistent profitability in the future.

Obtaining the expected benefits of acquisitions, including ISA’s, or joint venture investments, will depend, in part, on our ability to: (i) obtain the expected results of operations and financial condition from these acquisitions or joint venture investments, (ii) manage different sets of assets and operations and integrate distinct corporate cultures or investment goals, (iii) manage our objectives as a corporate group, and (iv) institute our corporate governance rules as well as other factors beyond our control such as the economic and regulatory environment in countries in which we have made acquisitions or joint venture investments, as well as all other risks affecting the oil and gas industry or the industries of the businesses we acquire or invest in. See section Risk Review–– Legal Proceedings and Related Matters––Interconexión Eléctrica S.A.

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

We might be required to provide financial support to our subsidiaries or affiliates in Colombia or abroad.

Although currently we are not the sponsor and have not provided guarantees to third parties to support the financing activities of any of our subsidiaries or affiliates, some financial support at any point in time might be needed to assure the long-term viability of such subsidiaries or affiliates when exposed to unexpected conditions, results, or when it is utterly required to support projects in their developing phase, in particular with respect of those pre-operative affiliates.

Any situation that could affect the operations of our subsidiaries or affiliates, or make them financially non-viable, particularly for those that are about to enter into their development phase or for those that recently entered into operations, may have a negative impact on their profitability as well as on their ability to pay their liabilities, which in turn could adversely affect our financial condition and results of operations.

Investigations and other actions by Colombian administrative control entities involving our current or former employees or those of our current or former subsidiaries may impact our reputation.

As a majority-owned state entity, Ecopetrol’s current or former employees, as they are considered public servants, and those from its current or former subsidiaries are subject to oversight by various administrative control entities in Colombia, including the Office of the Comptroller General (Contraloría General de la República), The Attorney General’s Office (Procuraduría General de la Nación) and/or The Prosecutor’s Office (Fiscalía General de la Nación). Such oversight could result in proceedings, the imposition of fines or penalties, or other actions by Colombian administrative control entities and may ultimately also impact our reputation.

Investigations against Mr. Ricardo Roa for alleged actions that would have taken place before he joined the Ecopetrol as its Chief Executive Officer, and not during his time as the Ecopetrol’s Chief Executive Officer or the Ecopetrol itself, may impact our reputation. On October 8, 2024, the National Electoral Council opened a formal investigation for alleged irregularities in the financing and presentation of the income and expenditure report of Mr. Gustavo Petro’s 2022 presidential campaign, of which Mr. Ricardo Roa Barragán was the campaign manager. Separately, on December 12, 2023, the Attorney General’s Office initiated a disciplinary investigation for the same reasons, after a Colombia citizen filed a petition before Colombia’s Prosecutor’s Office. According to public records, the investigation by the National Electoral Council is in the evidentiary phase, and the investigation by the Attorney General’s Office is in the evidentiary phase.

On January 26, 2024, the Attorney General’s Office initiated a preliminary investigation against Mr. Roa, in his capacity as Chief Executive Officer, for alleged irregularities occurred on December 2022, before he joined Ecopetrol as its Chief Executive Officer, in the purchase of an apartment from an oil and gas businessman from Venezuela that has business interests with Ecopetrol Group. The Attorney General’s Office has not issued a formal accusation or decided to dismiss the proceeding definitively.

On December 16, 2024, the Attorney General’s Office initiated a disciplinary investigation against Mr. Roa in his capacity as Chief Executive Officer, based on a complaint alleging that his statements of April 24, 2023, regarding the signing of oil and gas exploration and exploitation contracts and the intention to import gas from Venezuela, could have affected Ecopetrol’s finances, such as loss of share value on markets that Ecopetrol participates in. The investigation is in the evidentiary phase.

As a result of these developments concerning our Chief Executive Officer, our Board of Directors commissioned a report from an external risk consultant. The key recommendations of the report were the need for the Board of Directors and management of Ecopetrol to constantly monitor publicly available information for any new developments regarding the CEO; evaluate potential risks and the likelihood of their coming to pass; and maintaining a continuing dialogue with external counsel expert in regulatory issues in the United States to ensure a prompt response of Ecopetrol and the Board of Directors of any recommendations made.

There are also investigations of certain employees and former employees of Ecopetrol, Bioenergy and Reficar and certain members of the board of directors of Offshore International Group, where Ecopetrol formerly held a stake, which remain ongoing. Ecopetrol is not aware of any allegations related to acts of corruption, bribery or fraud in connection therewith. See section Risk Review—Legal Proceedings and Related Matters and Risk Review—Risk Factors—Legal and Regulatory Risk—We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations for additional information.

Our results may be affected by supply chain disruptions and high price volatility impacting our suppliers, partners and other third-parties.

Global supply chains have been strongly impacted due to a combination of factors like geopolitical issues, global trade, economic factors, raw materials, breakthrough technologies, logistics disruptions, and the continued conflicts between Israel and Palestine, Russia and Ukraine and in the Middle East. These factors have resulted in substantial commercial disruption in the flow of goods and services across regions. Coupled with the tightening of monetary policy to curb inflationary trends, these factors continue to impact the global energy markets. A set of 32 most relevant supply indexes have been identified and monitored. While some international indexes show corrections, certain domestic indexes are experiencing high inflationary pressure. These include the Consumer Price Index (CPI), Producer Price Index (PPI), cement, copper, logistics, transportation, fuel (diesel and gasoline), among others. This situation has affected and could continue to affect suppliers and agreed commercial conditions and might contribute to spiral inflationary trends in the short term.

The above-mentioned factors are expected to have a potential impact between 4.2% and 4.7% inflation, equivalent to USD 129 million and USD 144 million. These scenarios could result in a deficit of 0.5 to 0.75 million barrels per day of crude oil, placing Brent prices in a range of USD 79 to USD 88 per barrel. This would impact the categories of oil services, technology, logistics, deveolpment of new projects, construction materials and equipment. This means, in inflationary terms, a potential resistance to the price level are expected to extend the soaring prices in the medium term, possibly fueling a scenario of slight economic slowdown.

Likewise, the global logistics situation has generated record increases in international and domestic freight transport rates, limited capacity in ports, and delays in the delivery times. The combination of inflationary impact, the logistical situation and the other shocks create complex environment that may affect our results and the performance of our suppliers, subcontractors, and third-party service providers. Some of our suppliers may face financial or operational problems that could led them to a breach of their obligations settled under contractual arrangements. Other suppliers may also be subject to regulatory changes or sanctions that could increase the risk of defaulting on their obligations to us, which could have an adverse effect on our operations and financial condition.

Most of our activity depends on suppliers, sub-contractors and third-party service providers that provide goods and services for our operations and projects. In addition, some of our operations and projects are performed through joint ventures or other contractual arrangements with our business partners or third-party service providers. Consequently, we depend on the performance of our business partners or third-party service providers. The weak performance of our suppliers, or our business partners or third-party providers, in any criteria such as operational efficiency, deadlines, administrative aspects, HSE, especially in those projects in which we do not act as operator, could negatively impact the execution of projects and operating performance, which in turn could have a negative impact on our results of operations and financial condition. We are exposed to the risk of not finding business partners or suppliers with the proper skills and performance we require for our projects. We are also indirectly exposed to supply agreements and other third-party services contracted by our business partners acting as operators under joint venture agreements.

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

Notwithstanding the increase in coverage that has been achieved in recent years, due to worldwide market conditions and limitations associated to interpretations and decisions made by the Colombian Surveillance and the Office of the Comptroller General with regards to directors and officers insurance, in recent years the terms and conditions of our directors and officers insurance policy have been affected as such coverage has become more costly, which could affect future decisions expected to be made by such directors and officers.

New trends in the insurance sector in the face of climate change may impact our financial condition and results of operations.

We have identified three main insurance trends arising from the transition to a lower carbon economy and climate change that could have a negative impact on the Company: (i) insurance and reinsurance companies are imposing new requirements regarding decarbonization targets, which may affect the insurability of assets or higher premiums, (ii) policy coverage may change as climate risk modeling and assessment advance, leading to changes in underwriting policies and new policy exclusions, and (iii) increase frequency or intensity of climate related events may lead to increase in premium prices. We have been strengthening communications with the reinsurance market, in relation to the TESG strategy and its commitment to comply with it, which allows us to support the negotiations of the corporate insurance program. However, we cannot assure that these trends will not increase our insurance costs or reduce our insurance coverage, which could adversely affect our financial condition and results of operations.

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

During 2024, our internal cybersecurity systems identified and contained cybersecurity attacks such as malware, phishing and denial of service. We did not have any critical incidents during the year required to be reported in accordance with the new SEC rules, as we included in the cybersecurity guidelines that all cyber incidents must be assessed in accordance with the RAM (risk assessment matrix). Although we have not experienced any material losses related to failures of our information technology systems or cyber incidents, there can be no assurance that we will not suffer such losses in the future.

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

Given the extent, dimension and nature of our business and corporate sector, the frequent interaction with national and foreign Government Officials, the large number of contracts that we are a party to in Colombia and abroad with local and foreign suppliers, the geographic distribution of our operations and the great variety of actors that we interact within the course of our business, we are subject to possible violations of our Codes of Ethics and Conduct, as well as applicable legal provisions related to compliance with regulations of anti-money laundering, U.S. Foreign Corrupt Practices Act (“FCPA”), fraud, corruption and bribery. Such acts may impact our reputation, and eventually could affect the commercial relations of the Company.

The performance of our partners, subsidiaries and affiliates in Colombia and elsewhere may negatively impact our image and reputation.

As part of our strategy, we have carried out and plan to carry out substantial investments, divestitures, partnerships and joint ventures in Colombia and elsewhere. Failures, errors, accidents in the performance of such partners, affiliates and subsidiaries, among other factors, could potentially negatively impact our image and reputation.

There may be situations wherein product failures and/or accidents are not properly mitigated, making our relationship with our stakeholders difficult. We cannot ensure that there will be no impact on our relationship with local governments, customers and third parties as a result of such product failures and/or accidents, which could affect our image and reputation, negatively impacting us in the business environment and challenging the implementation of our strategies and achievement of our objectives.

The reliability and capacity of national power supply systems may affect or limit the continuity of our operations or limit growth.

Our energy consumption in 2024 was 8.26 TWh/year, of which 60% was supplied through self-generation, and the remaining 40%through power grid. Our demand is 10% of the total energy demand in the SIN. Our self-generation is subject to fuel and solar availability. In addition, several producing fields are connected to the national transmission system and depend on its expansion and reliability to keep steady production levels. The national electricity market is volatile due to changes in hydrology and availability of fuels (natural gas, diesel, etc.), bringing uncertainty to prices. If energy were to become unavailable or difficult to obtain, our results of operation and financial condition could be adversely affected.

Rising water production levels may affect or constrain our crude oil production.

During 2024, the Ecopetrol Group produced approximately 12.8 million barrels of water per day which includes direct operations, and operations with partners and subsidiaries. Taking into account the nature of our reservoirs, the water production levels to be managed by the Company may increase in the future. In order to achieve our oil and gas production goals and to avoid any production restrictions going forward, we will need to secure the required capacity to manage water levels. Factors that may trigger a possible constraint in our crude oil production due to the rising water production levels are: (i) ineffective project management of the required facilities, (ii) the Company’s and its partners’ ability to timely obtain the environmental permits related to water management, (iii) social and community interactions that could affect the development and operation of these projects, and (iv) the availability of capital to execute the required projects.

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

With respect to Colombia, for the year ended December 31, 2024, revenues derived from Colombia represented 47% of our total revenues. The Colombian Government has historically exercised substantial influence on the local economy, and governmental policies are likely to continue to have an important effect on companies operating in Colombia and on market conditions. Natural resources are owned by the state, but they can be exploited by a third party and pay grants to the Government for that exploitation. The President of Colombia and the Colombian Central Bank have considerable power and independence as policymakers to determine governmental policies, regulations and actions relating to the economy and may adopt policies that may negatively affect us. We cannot predict which policies will be adopted by the Government and whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

In December 2023, the Minister of Mines and Energy, Andrés Camacho, announced the progress made by the Colombian Government in relation to energy and hydrocarbons, as well as the challenges that are yet to be overcome in these sectors. The Colombian Government developed the “Roadmap for an Equitable Energy Transition,” after having presented the “Construction of principles, methodology and launch of the Social Dialogue to define the Roadmap for the Just Energy Transition in Colombia” during the United Nations Conference on Climate Change COP27 in Egypt in November 2022. This roadmap has been built through technical analysis and together with existing regulations such as Law 2099 of 2021 and CONPES 4075 of 2022.  Moreover, the Colombian Government has presented a bill to definitively prohibit fracking in Colombia. At this time, it is unclear how such policies may affect our business, what form they could take, or whether we would need to adjust our business strategy to any such policies.

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

On August 2022, the MHCP submitted a tax reform bill to Congress proposing changes to the Colombian tax regime. The tax reform bill was sanctioned by President Petro as Law 2277 of 2022 on December 13, 2022, and became effective starting January 1, 2023. The law is expected to increase tax collection to approximately COP 20 trillion by the end of 2023 (approximately 3% of the country GDP). The tax reform includes, among others: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, at rates ranging from 0.5% to 1.5% based on the level of net equity at January 1st every year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate (increases from 10% to 15%), (iv) the elimination of specific tax benefits and exemptions, (v) a minimum corporate income tax based on effective tax rate (effective rate calculated on book profit should be at least 15%, considering certain adjustments to accounting profits and certain exempted companies), (vi) the application of taxes based on significant economic presence (primarily for non-resident persons and entities that provide digital services, but including other services and commercial activities), (vii) the elimination of the ability to claim 50% of the ICA as an income tax credit, (viii) an additional percentage points to the nominal tax rate for companies engaged in the extraction of crude oil and coal of 0%, 5%, 10% or 15% and based on international prices. For fiscal year 2023 and 2024, additional percentage points will be applied to the nominal of 10% and 5%, given that the Brent price was USD 80.32 and USD 78.76, according to ANH Resolutions No. 0061 and No. 0044 from January 31, 2024 and 2025, respectively. Note that the revenues from the sale of natural gas are not subject to these additional percentage points to the nominal tax rate, (ix) non-deductibility of royalties, and (x) the modification of section 221 of Law 1819 of 2016, with an adjustment to the taxable event and establishing that the national carbon tax will be levied on the carbon equivalent content (CO2eq) of all fossil fuels, including all petroleum derivatives, fossil gas and solids used for combustion.

Decree 175 of February 14, 2025 (“Decree 175”) introduced tax measures intended to address the state of internal commotion declared by the National Government through Decree 062 of 2025. These measures include the introduction of two new taxes: (i) the special tax for the Catatumbo; and (ii) the reactivation of the stamp tax rate. Both taxes are temporary and will be in effect from February 22, 2025, through December 31, 2025.

Additionally, the Colombian Congress recently approved the bill on pension reform (which restructures the pension system into a “pillar system” which manages and assigns funds in accordance with age, the condition of the affiliates, among others, as well as changes to pension schemes applicable to women). Furthermore, on March 6, 2025, the Chamber of Representatives voted in favor of the healthcare reform presented by President Petro for review by the Colombian Congress and as of the date of this report, it is currently being reviewed by the Senate. On March 19, 2025, the Colombian Congress voted to shelve the labor reform. The Colombian government has publicly stated its intention to conduct a public consultation process in the event that these reforms are not approved by Congress to determine the public’s stance on the reforms. The Colombian government has stated its intention to file the public consultation before Congress in April 2025. As of the date of this annual report, it is unclear how these proposals could affect the Colombian economy or our business.

With respect to Brazil, for the year ended December 31, 2024, revenues derived from our consolidated subsidiaries in this country represented 5% of our total revenues. On January 8, 2023, demonstrators invaded the Planalto presidential palace, the National Congress and the Federal Supreme Court (STF) in Brasilia, protesting the defeat of then-president Jair Bolsonaro in the 2022 Brazilian general election and the inauguration of his successor Luiz Inácio Lula da Silva. As of February 4, 2025, 374 people had been tried and sentenced with up to 17 years of imprisonment in the cases involving the most serious crimes related to the events of January 8, 2023. On November 19, 2024, the Federal Police conducted the Counter-Coup Operation and indicted 37 people, amongst them former president Jair Bolsonaro, as well as various former high-ranking officials from his time in office. On electoral aspects, on October 6, 2024, municipalities held elections for mayors and city council members. A second round of voting took place on October 27, 2024 in 51 municipalities in which none of the mayoral candidates obtained more than half of the valid votes (excluding blank and invalid votes) in the first round. The elected mayors and city council members were sworn into office on January 1, 2025. The National Congress enacted a tax reform on December 20, 2023 (the “Brazil Tax Reform”). The Brazil Tax Reform includes: (i) merging four levies into value-added tax (VAT) rates managed in a dual format (partially federal and partially regional), (ii) changing tax collection from a tax on production to a tax on consumption, (iii) reduced tax rates on certain sectors of the economy, (iv) sets the framework for a creation of a cashback system, and (v) increases tax rates on luxury vehicles and inheritances. On April 25, 2024, the Federal Government submitted the bill for the first complementary law regulating aspects of the Brazil Tax Reform to the National Congress for consideration. The bill provides for a “cashback” or rebate mechanism for low-income families on certain goods and utility services, such as gas, electricity and water, and a “split payment” system that electronically splits tax payments relating to transactions by recipient. On January 16, 2025, the bill was enacted by President Lula as Complementary Law 214/2025 after having gone through its congressional approval process. On June 5, 2024, the Federal Government submitted bill No. 108/2024, the second complementary law regulating aspects of the Brazil Tax Reform to the National Congress for consideration. The bill creates the IBS Steering Committee (Comitê Gestor do Imposto sobre Bens e Serviços or “CG-IBS”, for its acronym in Portuguese), and regulates the administrative proceedings within the CG-IBS, as well as the collection and distribution of the tax on goods and services and the transition to the new tax system. On October 20, 2024, the bill was approved by the Lower House and remitted to the Senate for consideration. The objective of the Federal Government is to obtain Senate approval in 2025, so that the test period can begin in 2026. Changes in economic or other policies by the government of the president Luiz Inácio Lula da Silva could negatively affect our industry in general, or our Brazilian subsidiaries’ results of operations, in particular.

With respect to Peru, for the year ended December 31, 2024, revenues derived from our consolidated subsidiaries in this country represented 2% of our total revenues. Peru’s most recent general presidential elections took place in April 2021. Following a run-off between the two top contenders on June 6, 2021, Pedro Castillo was elected as Peru’s president. On December 7, 2022, Mr. Castillo announced his intention to dissolve the Peruvian Congress and to intervene, among others, the Peruvian judicial branch and Superior Court. Mr. Castillo’s actions were deemed to constitute an attempted coup, which led to his destitution and arrest. Mr. Castillo was succeeded by his then vice-president, Dina Boluarte. Following Mr. Castillo’s destitution, a wave of protests in support of Mr. Castillo erupted across the country, which led President Boluarte to declare a state of emergency across several regions in Peru on December 12, 2022 and call for congressional approval of a bill to permit early elections in 2024. After several legislative attempts to approve early elections, on June 15, 2023, President Boluarte declared that elections would not be held early, and that she would hold office until July 28, 2026. In March 2024, Congress approved a constitutional reform reinstating the bicameral system in the Legislative Branch. Starting with the 2026 general elections, Peru will have a House of Representatives with 130 members and a Senate with 60 members. This reform also limited the president’s power to dissolve Congress, restricting it to the House of Representatives only. In June 2024, the Congressional Constitution Committee approved a reform proposal to eliminate the National Board of Justice, transferring the power to appoint and remove judges, prosecutors, and electoral authorities to the Senate. However, the reform has yet to be fully approved, and it has been widely criticized by human rights organizations, which view it as a threat to judicial independence. These events have further increased the environment of political uncertainty in Peru, and gave way to further discussions about a possible reform of the Peruvian Constitution, which is based on free market, contractual liberty, and minimal governmental intervention in the economy. These events have further increased the environment of political uncertainty in Peru, and gave way to further discussions about a possible reform of the Peruvian Constitution, which is based on free market, contractual liberty, and minimal governmental intervention in the economy. There is uncertainty as to whether President Boluarte will obtain the required qualified majorities in order to modify the Peruvian Constitution. We cannot assure that policies against free market and minimal intervention of the government in the Peruvian economy will not be taken by the new administration or any new congress. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition, and results of operations. Changes in economic or other policies by the Peruvian government or other political developments in Peru could adversely affect the business, financial condition, and results of operations of our subsidiaries.

With respect to Chile, for the year ended December 31, 2024, revenues derived from our consolidated subsidiaries in this country represented 2% of our total revenues. In 2019, following social unrest and protests, the Chilean government called for a constitutional assembly to reform the Chilean constitution. In May 2021, the Chilean government established a constitutional assembly to write a new constitution, which was rejected by 61.86% of the votes cast on a referendum that took place on September 4, 2022. On January 17, 2023, Law No. 21,533 was published in the Official Gazette of Chile, setting forth the procedure for the drafting and approval of the new Constitution. Law No. 21,533 contains 12 fundamental principles and criteria for the drafting of the potential new Constitution. It also provides for an experts’ commission (the “Experts’ Commission”) of 24 members that were appointed by the Chilean Congress, in proportion to the current political forces and parties represented in Congress, which was in charge of preparing a pre-draft of a constitutional text. This pre-draft in under discussion of the constitutional council (Consejo Constitucional) elected on May 7, 2023 (the “Constitutional Council”). On October 30, 2023, the Constitutional Council approved the draft of the new constitution and delivered it to President Gabriel Boric on November 7, 2023. On December 17, 2023, a new referendum on the approval or rejection of the draft constitution proposed by the Constitutional Council took place, with 55.76% of voters rejecting the new constitution and 44.24% approving it. Given that the proposed draft was rejected, the current constitution remains in effect. Additionally, the Chilean government announced that the process for the promulgation of a new constitution was closed and no initiatives on this matter would be proposed during the current presidential term, which ends on March 11, 2026. The election for regional governors took place on October 26 and 27, 2024. With the exception of Tarapacá, Ñuble, Los Ríos, Aysén and Magallanes, where the candidates were elected on their respective first round, a second-round election was held on November 24, 2024 between the two candidates with the highest number of votes. The results of the regional governor elections held on October 26 and 27, and November 24, 2024, show a political landscape shift in Chile. The ruling center-left political alliance, “Por Chile y sus Regiones,” secured victory in seven governorships, reaffirming its position as the dominant political party. Moreover, the center-right coalition “Chile Vamos,” which won six governorships, showed a notable strengthening of its regional influence, too. Additionally, independent candidates secured two governorships, while the “Tu Región Radical” movement claimed one, bringing the total to sixteen regional administrations. We cannot predict what policies will be adopted by Mr. Boric’s government and whether those policies would have a negative impact on the Chilean economy or our industry sector in Chile or our Chilean subsidiaries’ business and financial performance.

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

With respect to United States of America, for the year ended December 31, 2024, revenues derived from our consolidated subsidiaries in this country represented 20% of our total revenues. On April 2, 2025, U.S. President Donald J. Trump announced new tariffs on imports into the United States of America. These tariffs include a “baseline” tariff of 10% on imports from many countries, including Colombia. The imposition of these tariffs may have significant adverse effects on global trade, which could have a material adverse effect on Colombia’s economy, trade balance, and key industries. A significant portion of Colombia’s exports are directed to the United States of America, making it vulnerable to changes in U.S. trade policy. Higher tariffs could reduce demand for Colombia’s goods in the United States of America, disrupt supply chains, and lead to job losses in affected industries. Additionally, retaliatory measures by other nations could exacerbate economic uncertainty, impacting investor confidence and foreign direct investment, and countries facing even higher tariff rates could decide to sell excess products into the Colombian market, adversely affecting Colombian producers. The tariffs may also contribute to global trade tensions and volatility in currency markets, which could put pressure on exchange rates and inflation. If Colombia is unable to negotiate exemptions or mitigate the effects through alternative trade agreements, these factors could have a material adverse impact on Colombia’s economic growth and fiscal stability. These developments could have a material adverse effect on our business, financial condition, or results of operations in Colombia.

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

During 2024, the attacks against our pipeline infrastructure increased by 5.3% in relation to 2023 (41 attacks in 2024 compared to 39 attacks in 2023). Nonetheless, the attacks especially affected infrastructure located in the Norte de Santander, Santander, Arauca, and Nariño departments, and the Caño Limón – Coveñas and Trasandino pipelines. As a result, there was a deferred production of 114,505 barrels directly related to these attacks in 2024, as compared to 56,378 barrels in 2023. As of March 14th, 2025, nine attacks against our pipeline infrastructure have been identified.

Terrorist attacks have resulted in unscheduled shutdowns of our transportation systems to repair or replace sections of pipelines that have been damaged, with deferral of production in certain fields, as well as caused us to undertake environmental remediation. In respect of the pipeline infrastructure, the direct cost of repairs due to terrorist attacks in 2024 was approximately COP 325,189.26 million (USD 73.75 million using a COP 4,409.15/1.00 US exchange rate as of December 31, 2024).

During 2024, we also experienced 2 attacks to our production infrastructure in Santander, specifically on Meta and Santander on: flow line of the Castilla-2 well and 12” Line of the OLC – GRB Pipeline respectively. As a result, there was a deferred production of 1,021.33 barrels directly related to these attacks in 2024, as compared to 582 barrels in 2023. In respect of the production infrastructure, the direct cost of repairs due to guerrilla attacks in 2024 was approximately COP 193.706.399,0 (USD 43.9 million using a COP 4,409.15/1.00 USD exchange rate as of December 31, 2024).

Likewise, the theft of refined products and crude oil, as a result of security issues, may impact our operating and financial results in the future, as well as our reputation, due to the potential use of these products within the alkaloid chain production and the possible impact to communities and the environment, derived from this illegal practice. As a result, and as part of the strategy against the theft of crude oil, as of November 2023, Ecopetrol Group (EG) deployed an operational adjustment to transport south crude production through Ecuador pipelines while keeping Trasandino System in contingency mode. Associated with the above, the theft of crude oil has decreased from approximately 3,552 bpd in 2023 to 1,483 bpd in 2024. Crude oil theft is directly related to illicit activities, such as those relating to illegal crops, mining and smuggling, as well as the presence of guerilla dissidents and other illegal groups in the areas of influence of the main crude transportation systems, such as Caño Limón – Coveñas System (Catatumbo and Norte de Santander) and the Trasandino System (Tumaco and Nariño). Furthermore, the theft of refined products is mainly related to the presence of common crime that illegally markets these products, presenting losses of approximately 179 bpd and 58.42 bpd in the years ended December 31, 2024 and 2023, respectively.

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

The dynamics of security in Colombia in 2024 were characterized by processes and public order situations led primarily by the ELN and the FARC dissidents or Estado Mayor Central (EMC). The six-month extension of the bilateral ceasefire between the Colombian Government and the ELN in February 2024 was initially met with optimism, particularly in conflict-stricken areas such as Arauca, Chocó, Cauca and Norte de Santander. This agreement offered temporary relief to affected communities, facilitated humanitarian access in critical zones, and reinforced the government’s commitment to negotiated solutions. However, challenges in verification and mutual distrust jeopardized its implementation, underlining the need for improved monitoring mechanisms. The ceasefire, initiated on August 3, 2023, ultimately lapsed on August 3, 2024, without renewal, sparking uncertainty and rising tensions in regions like Arauca and Norte de Santander. The cessation of the agreement led to a resurgence of violence, including a wave of terrorist attacks targeting oil infrastructure and security forces, exacerbating instability. A significant blow to the process occurred when the ELN’s Domingo Laín Sáenz Front carried out an attack, killing two soldiers on September 17, which prompted the government to suspend negotiations, reflecting its zero-tolerance stance toward violence during peace talks. The event further eroded trust, reignited violence in vulnerable regions, and diminished prospects for regional stability.

In 2024, the peace process with the Estado Mayor Central (EMC) of the FARC dissidents faced considerable challenges, such as intensified violence in areas like Catatumbo. This group is not currently engaged in dialogue with the government. Driven by clashes between the EMC and ELN, which have caused numerous casualties and mass displacement, undermining public confidence in the peace talks process. Despite these setbacks, the EMC peace process aimed to promote territorial transformation by strengthening state presence, advancing economic development, and addressing social disparities in Catatumbo Norte de Santander. Plans included reintegrating ex-combatants, providing essential services such as health and education, and supporting sustainable economic projects to replace illicit economies. The success of these initiatives depends on political will, the fulfillment of agreements, and governmental capacity to ensure security and economic alternatives.

At the beginning of 2025, security conditions deteriorated significantly due to numerous clashes between the ELN and dissident factions of the FARC in the Catatumbo region. These confrontations, driven by ideological differences and territorial disputes, created a severe crisis affecting both security and humanitarian conditions, with the municipality of Tibú, in Norte de Santander, being one of the most impacted areas.

The persistent confrontations between armed groups and the government have further intensified instability in the country, directly affecting Ecopetrol’s operations in regions such as Arauca and Norte de Santander. These areas have witnessed most terrorist acts carried out by these groups, posing serious risks to both the safety of the employees, contractor´s employees and the Company’s infrastructure. As a result, Ecopetrol’s operations are frequently disrupted by the volatile security environment.

Government decisions and security dynamics in those regions are the key factors that impact stability in the areas where Ecopetrol operates. For this reason, the Company must maintain constant communication with security state organizations, such as the Colombian army, and the National Police Force; however, despite these efforts, we cannot ensure the safe development of our operations.

Regional and global events may have an impact on Colombia’s social, economic and political situation as well as on us and our operations.

Regional and global events, such as humanitarian crises, conflicts and natural disasters, may have an impact on Colombia’s social, economic and political situation as well as on us and our operations. In addition, borders with some of Colombia’s neighboring countries have been, may remain or be in the future shut down or restricted, affecting the economy and migration patterns in towns and cities close to such borders and commerce with those countries. We cannot make any assurances that such events will not negatively impact Colombia’s social, economic and political situation, nor on our company and its operations.

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

The Colombian hydrocarbons industry is subject to extensive regulation and supervision by the Government and regulatory agencies in matters including the award of exploration and production blocks by the ANH, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, capital expenditures, liquidation of the Net Position of each refiner or importer with respect to the FEPC and required divestments. Existing regulation applies to virtually all aspects of our operations in Colombia and abroad. The commercialization activities of some of our products also face extensive regulation. Such regulation is subject to change by the applicable regulator affecting our ability to commercialize our products. See section Business Overview—Applicable Laws and Regulations. In particular, under Decree 1068 of 2015, as amended by Decree 1451 of 2018, the Ministry of Mines and Energy is required to calculate and liquidate each refiner and/or importer of fuel’s participation differential (i.e., this arises when the International Parity Price is lower than the reference price established by the Ministry of Mines and Energy, leading to a “Net Position” every three months to be paid by the FEPC). Accordingly, Ecopetrol S.A. and Cartagena Refinery rely on the FEPC settling their respective Net Position each year in connection with amounts due to them from FEPC. As of December 31, 2024, Ecopetrol S.A. recorded COP 5.96 trillion in accounts receivable due from FEPC and Cartagena Refinery recorded COP 1.66 trillion in accounts receivable due from FEPC. We cannot offer any assurance as to when or if Ecopetrol S.A.’s or Cartagena Refinery’s Net Position will be settled by FEPC and such amounts will be paid. If their respective Net Position is not settled, the Ecopetrol Group’s consolidated financial statements and results of operations could be adversely impacted. See section Business Overview—Applicable Laws and Regulations—Regulation of Refining and Petrochemical Activities—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC).

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

In 2024, Ecopetrol introduced the Taskforce on Nature-related Financial Disclosures (TNFD) recommendations framework, in which it actively participates as member. This engagement has allowed us to better identify environmental impacts and dependencies related to nature while effectively managing the associated risks and opportunities.

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

On December 13, 2022, the Colombian Congress enacted a tax reform (Law 2272 of 2022) effective from January 1, 2023. The tax reform includes, among others: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, at rates ranging from 0.5% to 1.5% based on the level of net equity at January 1st every year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate (increasing from 10% to 15%); (iv) the elimination of specific tax benefits and exemptions, (v) a minimum corporate income tax based on effective tax rate (effective rate calculated on book profit should be at least 15%, considering certain adjustments to accounting profits and certain exempted companies), (vi) the application of taxes based on significant economic presence (primarily for non-resident persons and entities that provide digital services, but including other services and commercial activities) that took effect on January 1, 2024, (vii) the elimination of the ability to claim 50% of the Industry and Commerce Tax as an income tax credit, (viii) an income tax surcharge for companies engaged in the extraction of crude oil and coal of 0%, 5%, 10% or 15% and, based on international prices. For fiscal year 2023, the surtax of 5%, 10% or 15% applied when the Brent price reaches USD 66.36, USD 74.20 and USD 80.73, respectively, according to ANH Resolution No. 0061 of January 31, 2024 (revenues from the sale of natural gas are not subject to this surtax). For fiscal year 2023, the surtax applied was 10%, (ix) the introduction of a minimum tax based on effective tax rate determined on accounting profits, (x) non-deductibility of royalties. However, the Colombian Constitutional Court ruled that the limitation rule is unconstitutional, thus, not applicable. In a final effort to mitigate the effect of this ruling on the public finances, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested the review of the ruling to the Constitutional Court in December of 2023, alleging a fiscal impact and nullity, respectively. In March 2024, the Constitutional Court rejected the request for nullity filed by the Ministry of Mines and Energy. The Constitutional Court rejected the fiscal impact claim filed by the Minister of Finance and Public Credit, stating that the arguments presented did not meet the constitutional threshold.

On February 14, 2025, the Colombian Government issued Decree 175 of 2025, which temporarily reinstated the stamp tax at a rate of 1% on public and private documents exceeding certain amounts, except for specific exemptions provided by law.

For a description of taxes affecting our results of operations and financial condition in 2024, see section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on Our Results—Taxes. Changes in tax-related laws and regulations, and interpretations thereof, can affect tax burdens by increasing tax rates and fees, creating new taxes, limiting tax deductions, and eliminating tax-based incentives and untaxed income. In addition, tax authorities and tax courts may interpret tax regulations differently than we do, which could result in tax litigation and associated costs and penalties.

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

We are currently a party to several legal proceedings filed against us. We are also subject to labor-related lawsuits filed by current and former employees in connection with pension plans and retirement benefits. As of December 31, 2024, Ecopetrol S.A. was a party to 7,730 legal proceedings relating to civil, criminal, administrative, environmental, tax, constitutional, arbitration and labor claims, of which 5,435 were filed against us in the Colombian courts and arbitration tribunals and of which 388 had an accrual provision. We allocate substantial amounts of money and time to defend against these claims, in which the claimants often seek substantial sums of money as well as other remedies. See Note 22 to our consolidated financial statements and see section Risk Review—Legal Proceedings and Related Matters. In addition, in accordance with Colombian law, we and our employees are subject to surveillance and investigations by certain administrative control entities in Colombia, which are intended to determine whether public funds have been misused, mismanaged, or misappropriated or whether they have been used in compliance with applicable law. Such investigations may divert the attention of management and subject the Company to reputational risk and increase difficulties in retaining talent. See section Risk Review—Legal Proceedings and Related Matters.

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

Colombia’s International Investment Statute (the set of rules and regulations which govern the international investment and the foreign exchange regime, which include Decree 1068 of 2015, Resolution 1 of 2018 and External Circular DCIP83 issued by the Colombian Central Bank among others), regulates the manner in which non-Colombian residents can invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and outlines the necessary procedures to authorize certain types of foreign investments. Colombian law requires that certain foreign exchange transactions, including international investment in foreign currency between Colombian residents and non-Colombian residents, must be made through the foreign exchange market, either through authorized intermediaries for the foreign exchange market or compensation accounts, which are regular bank accounts held abroad by Colombian residents and registered with the Colombian Central Bank. Any income or expenses under our ADR program must be made through the foreign exchange market.

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

Under Colombian law, the protections afforded to minority shareholders are different from those in the United States. In particular, while regulation provides, among others, the possibility of initiating class actions against issuers such as Ecopetrol, the legal framework with respect to shareholder disputes is substantially different under Colombian law than U.S. law and there are different procedural requirements for commencing shareholder lawsuits, such as shareholder derivative suits. As a result, it may be more difficult for our minority shareholders to enforce their rights against us or our Directors or controlling shareholder than it would be for shareholders of a U.S. company.

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

As of December 31, 2024, the Colombian Stock Exchange (Bolsa de Valores de Colombia or “BVC” for its acronym in Spanish) had a market capitalization of approximately COP 320,567,563 million (USD 73 billion using the rate as of December 30, 2024), and 4.27% increase when compared to the amount at the end of 2023 taking into account COP figures. By comparison, the New York Stock Exchange (the “NYSE”) had a market capitalization of USD 40 trillion as of December 31, 2024, and a daily trading volume of approximately USD 203 billion in 2024.

As of December 31, 2024, our shares represented the third highest market capitalization of the BVC accounting for 10.32% of the total MSCI COLCAP index. Measures taken by Ecopetrol in this regard include fulfilling issuer responsibilities through the publication of periodic and relevant information, holding meetings with investors/shareholders, and participating in initiatives/working groups aimed at boosting market liquidity. In November 2022, Ecopetrol was removed from the MSCI Colombia (USD) index due to market variables such as changes in the COP/USD exchange rate and our stock price, which adversely affect an increased market capitalization in U.S. dollars, and therefore affect our compliance with the Minimum Free Float Market Capitalization Requirement of such index. As of the date of this Annual Report, we cannot determine when we may try to be re-included in the MSCI Colombia (USD) index. Nevertheless, in 2024, Ecopetrol remained in the FTSE Emerging index, FTSE indices rank second after MSCI, with a combined share of 17.8% of total investments in referenced funds and 24.8% of investments in indexed funds.

Our subsidiaries listed on the Colombian Stock Exchange (“BVC” for its acronym in Spanish) such as ISA, are also exposed to these risks. As of December 31, 2024, ISA’s shares accounting for 9.24% of the total MSCI COLCAP index.

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

Under the leadership of the Corporate Compliance Department and its Risk Office, in 2024, Ecopetrol S.A. kept strengthening its Integrated Risk Management System based on the international technical standard ISO 31000, which establishes a set of principles, frame of reference and process or cycle that allow the organization to manage the effects of uncertainty on meeting objectives, to maximize opportunities and assist in establishing strategies and making informed decisions.

Our risk management approach consists of four main stages: planning, identifying, evaluating, and managing risks, as well as cross-cutting stages of communication and consulting, record and reporting and monitoring. This cycle is supported by the principles of risk management: integration, continuous improvement, structure, information, culture, organizational structure, and normative and management tools.

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
(ii)

Mitigation Plans: Each year, by performing the stages of the risk management cycle, we define and implement mitigation plans to reduce the levels of exposure to risk through mitigation or elimination of some of its causes. Metrics and goals must be defined during the development of each plan to ensure its effectiveness and to prioritize our efforts on those with the greatest impacts.

(iii)

Monitoring Indicators: As part of the monitoring stage of the risk management cycle, we have implemented Key Risk Indicators (KRIs) which are metrics used to provide early signals of increasing risk exposures. These signals constitute information for preventative decision making to avoid risk materialization.

The Integrated Risk Management System establishes the definition of risk as the effect of uncertainty on the fulfillment our objectives, considering the effect as the deviation positive, negative or both, compared to what is expected. Our risks can be classified as:

(i)

Enterprise Risks: Risks that are directly associated with the business strategy plan of the Company and are systematically monitored by the Management Committee. When defining the enterprise risks, the analysis of the internal and external environment is carried out to determine the topics and trends that could have potential or real impact on our strategy. The management of those risks is led by the person accountable for the process and each risk has a defined treatment plan and monitoring indicators. Further information can be found in our Enterprise Risk Map on our website.

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

To manage and mitigate the risks related to the transition to a low carbon economy and climate change, Ecopetrol, in line with the goal of generating value through TESG, expects to invest approximately COP 2.3 trillion pesos in 2025, 35% of which is expected to be used for climate change, alternative energy use, and air quality; 18% is expected to be used for territorial development; 12% in biodiversity and ecosystem services; 12% in innovation, science and technology; 7% in industrial and process safety and the remaining 16% is expected to be used for other TESG projects. Additionally, we have set shadow price on carbon at USD 40/TCO2 for the years between 2025 and 2029, and USD 50/TCO2 from 2030 onwards, which is expected to be used to assess and evaluate current and future projects and investments. See section Strategy and Market Overview—Our Corporate Strategy—2040 Strategy: Energy That Transforms for detailed information on our strategy and carbon shadow price.

To properly adapt the Ecopetrol Group’s business strategy to the transition to a low carbon economy and ensure long-term value creation, we have been conducting energy transition scenario analyses since 2018. These analyses are being updated and refined reflecting changes that we anticipate for the years to come and that are aligned with the IEA’s latest scenarios. This allows for the definition of actions to manage the risks and opportunities involved in transitioning to a low-carbon economy and adapting the business strategy to ensure long-term value creation. Within the framework of the 2040 Strategy, scenario trends and sensitivities were translated into three business scenarios: (i) Benchmark Scenario: It considers the same trends identified in the Energy Transition Benchmark Scenario, which is also the baseline scenario for the Company’s 2040 Strategy, (ii) High Price Scenario: Associated with Decelerating Sensitivity trends in terms of energy transition. Seeks to reflect a business scenario in which the current trend is maintained, and climate targets are not met by 2030 or 2050, and (iii) Stress Test Scenario: It reflects the trends of the Accelerated Transition Scenario and some developments of the Sensitivity to a 2°C Scenario. Energy transition scenarios were developed following the formulation of the 2040 Strategy and its ratification in 2023.

As a result of the construction of energy transition scenarios, which aims to be a solid and unified reference framework and to allow us to anticipate and understand the challenges and opportunities of the energy transition, in 2024 we began monitoring trends based on such scenarios. The three scenarios Ecopetrol presented and used for comparison are: (i) Climate Alignment (1.7° - 1.8°C): Transformation to low-emission economies aligns governments and institutions around climate change. In addition, developed countries reach a net zero goal, while other countries follow a slower path. This is not enough to achieve the global net-zero goal of 1.5 ℃; (ii) Energy Balance (1.9° - 2.3°C): Fundamental changes in governments, markets, and society set in motion a long-term energy transition, the debate continues between energy security and accelerating the transition; and (iii) Climate Divergence (2.5° - 2.8°C): Dissimilar interests in decarbonization despite policy, regulation and market changes. Global public policy decisions are insufficient to close the climate ambition gap.

Ecopetrol finds it essential to compare the three potential scenarios. While the first and third scenarios do not represent the group’s core vision, assessing different perspectives on the global energy transition remains necessary. According to the 2040 Strategy, Ecopetrol considers the second scenario the most likely, aligning with a gradual energy transition. This transition envisions increased use of low-emission energy sources while retaining conventional energy in the overall energy mix. Additionally, this scenario is expected to enhance sustainability and resilience in energy supply. In this context, the Ecopetrol Group is committed to diversifying its energy portfolio, emphasizing the incorporation of low-emission energy sources, such as renewables and natural gas, to mitigate climate change and reduce reliance on traditional fossil fuels.

On November, 2024, we presented our third specialized report on climate change management following the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) highlighting progress in strengthening climate-related risk and opportunity management processes through discussions on governance, strategy, risks and metrics and targets. Our climate risk strategy is also being aligned with the recommendations of the TCFD and includes the addition of a new climate-related risk to our 2024 enterprise risks, in respect of inadequate response to environmental challenges associated with climate change, water and biodiversity.

5.3.3	Managing Information Security and Cybersecurity

Ecopetrol S.A. has a dedicated management team specialized in information security issues such as risk analysis, information processing, secure information management practices and classification of critical business information, compliance with control systems, effectiveness of available information security technologies, and third-party management to identify and monitor cybersecurity risks. This is articulated with the ERM system at the enterprise level. The Cybersecurity Department is part of the Vice Presidency of Science, Technology and Innovation, reporting to senior management and the Company’s Board of Directors. Moreover, as part of the Ecopetrol’s cybersecurity management, continuous training and awareness plans are carried out and implemented with the Board of Directors, senior management, and users in general, as well as specialized training for our cybersecurity team. Emerging risks at an industrial and global level keep us constantly evolving in our capabilities and process improvements. New technologies and hybrid ways of working expand the cyber threat landscapes on critical infrastructures, making this risk necessary for their management, monitoring and improvement.

Ecopetrol S.A. has incorporated cybersecurity risk as one of its primary business risks. Currently, there is a Cybersecurity and Cyber Defense division, comprised of a highly skilled, certified, and high-performing team, enabling Ecopetrol to elevate its cybersecurity measures. This team effectively manages and mitigates emerging cybersecurity risks by implementing various activities aimed at identifying and safeguarding critical digital assets. Through capabilities such as business operation protection, supply chain protection, culture, data and privacy, and cybersecurity operational effectiveness, the team prevents and contains cyber threats, while also monitoring and reporting emerging cybersecurity risks globally. Furthermore, the cybersecurity risks and strategy are overseen by the board of directors’ committees, namely the Technology and Innovation Committee and the Risk and Audit Committee.

The cybersecurity team continues to integrate practices aimed at enhancing risk awareness and adjusting current information security capabilities in response to evolving cyber threats. As a result of this ongoing process, we are continually integrating elements related to cybersecurity threat management. These elements encompass various aspects, including the proper configuration of storage devices, comprehensive information security controls, development of policies and procedures addressing information security, specialized monitoring and cyber threat services, vulnerability management, cyber incident response management, deployment of protection tools, monitoring and response to malicious activities, and cybersecurity insurance coverage, threat hunting, threat intelligence, security by design, privacy by design, among others.

Ecopetrol S.A. has a Security Operations Center (SOC) service, to enhance the organization´s ability to predict and identify trends in attacks on both its information technology and Operation Technology infrastructure, while also monitoring its online reputation. Throughout 2024, the SOC capabilities remained operational, with an expanded scope of services covering Operational Technology (OT) digital assets. This expansion included cybersecurity risk assessments and advanced security testing exercises (RedTeam) conducted on Ecopetrol’s IT/OT infrastructure and its subsidiaries, enabling the identification of gaps to improve the overall cybersecurity posture. Additionally, specialized monitoring capabilities such as User Behavior Analysis (UBA) remains. Despite cyberattacks occurring in 2024, all reported events were successfully controlled, resulting in no material effects on processes, equipment, products, services, customer or supplier relationships, competitive conditions, or critical information. Ecopetrol, S.A. does not have any current proceedings that relate to cyber breaches.

We update our cybersecurity policies and cyberincident response procedures from time to time, as shown by several wargames that cover all business segments and their subsidiaries. These exercises document how to manage the activation of the Cyber Insurance policy, the PMU (Unified Command Post), and the operation model for cyberincident response with Ecopetrol’s internal teams. The action protocol for business crisis scenarios is also regularly revised, establishing timely notification to, and communication processes with, internal and external entities, as well as the roadmap for defining and analyzing the materiality of a cybersecurity incident. The management guide includes two annexes that detail the roles, responsibilities, and activities of those involved in responding to a cyberincident event or alert.

Furthermore, during 2024, the internal audit department conducted audits of cybersecurity processes to follow up on previous improvement plans. Consequently, an action plan was developed with the main objectives of enhancing threat identification, access management, and improving specific technical components of the cybersecurity program.

Ecopetrol S.A. remains committed to using the ONG–C2M2 (Oil & Gas - Cybersecurity Capability Maturity Model) framework to manage its maturity and uphold its cybersecurity management system. This entails implementing practices and focus our capabilities domains such as access, response, third parties, and architecture.

Ecopetrol S.A. has also strengthened its cybersecurity capabilities in 2024 by continuing to incorporate foundational “Zero Trust” practices and advanced critical information protection controls to mitigate cyber risks across its business units. Another significant initiative throughout 2024 was the cultural awareness campaign focusing on three management pillars: (i) training, that consists of development of new skills, (ii) mobilization, that consists of promotion and ownership of change, and (iii) communication, that consists of promotion of understanding and conviction of behaviors). Additionally, the information assurance cycle was executed to identify, evaluate, and manage the cybersecurity risks associated with critical information assets.    Finally, our cybersecurity strategy defined for the period 2022 to 2026 where a quantitative cyber risk model was applied was updated and aligned with the Science, Technology and Innovation strategy, as well as the Ecopetrol Group’s 2040 strategy, defining the following 5 pillars with a customer and country centric approach and vision:

1. Digital trust as a cross-cutting axis of excellence, innovation, and cyber collaboration.

2. Secure operations in our different ecosystems (apps, cloud, identity, among others).

3. Incident response capacity and continuous monitoring of cyber threats.

4. Data security and privacy and safe use of AI.

5. Industrial Cybersecurity, aligned with the protection of business infrastructures.

5.3.4	Managing Financial Risk

We are exposed to certain risks associated with the nature of our operations and the financial instruments we use. Among the risks that affect our financial assets, liabilities and expected future cash flows are changes in commodity prices, currency exchange rates, interest rates and the credit quality of our counterparties.

Commodity price risk is associated with our day-to-day operations as we export and import crude oil, natural gas, and refined products. We occasionally use hedges to partially protect our financial results from price fluctuations considering that part of our financial exposure under purchase contracts for crude oil and refined products depends on international oil prices. We believe that the risk of such exposure is partially naturally hedged since we are an integrated group (with operations in the upstream, midstream, downstream, and electric power transmission and toll roads concessions segments) and either export crude oil at international market prices or sell refined products at prices that are correlated to international market prices. During 2024, Ecopetrol Permian executed strategic hedging operations oriented to secure the value promise of the company for a total of 6.9 million barrels; additionally Ecopetrol S.A. and Ecopetrol Trading Asia Pte Ltd executed tactical hedging operations due to its exposure to pricing indices different from the commercialization benchmark and different pricing periods between the buying and the selling of physical barrels. A total of 50.4 million barrels were the subject of tactical hedges oriented at mitigating risks associated with crude oil imports, supply to refineries and international sales delivered at the destination port. We do not use derivative financial instruments for speculative or profit-generating purposes.

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

As of December 31, 2024, our total debt denominated in U.S. dollar and other currencies (excluding debt denominated in Colombian pesos) amounted to USD 24.7 billion principal, which we recognize in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate. Out of this total, USD 17.4 billion is owed by Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, the Colombian debt denominated in Colombian Pesos increases year-over-year, and Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, the Colombian debt denominated in Colombian Pesos decreases year-over-year, and Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s subsidiaries have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income. The total consolidated debt expressed in Colombian Pesos as of December 31, 2024, increased 15.2% on a year-to-year basis, meanwhile the total debt denominated in U.S. dollars and other currencies (excluding debt denominated in Colombian pesos) had no representative changes.

Taking previous considerations into account, we seek to identify and manage currency risk in a comprehensive manner, using an integrated analysis of natural hedges to benefit from the correlation between income or investments in a foreign operation and debt denominated in foreign currency. We adopted accounting hedge as part of our risk management strategy, using two types of natural hedges with our U.S. dollar denominated debt as a financial instrument: (i) cash flow hedge for exports of crude oil, and (ii) hedge of a net investment in a foreign operation. In addition, we may involve the use of financial derivative instruments, and non-derivative financial instruments. As a part of its risk management strategy, using the natural hedge between exports and dollar-denominated debt, in October 2015, USD 5.4 billion of Ecopetrol S.A.’s debt in U.S. dollars was designated as hedge instrument of its future export sales for the period 2015 – 2023. During the second half of 2021, Ecopetrol S.A. hedged a new portion of the dollar-denominated debt against future revenues in an amount of USD 3.7 billion, and during 2021 Ecopetrol S.A. hedged USD 4.9 billion with its foreign investments and future revenues. In 2023, Ecopetrol S.A. hedged (i) a new portion of the dollar-denominated debt against future revenues in an amount of USD 1.9 billion, and (ii) USD 2.2 billion with its foreign investments and future revenues. Likewise, in 2024, Ecopetrol S.A. hedged (i) a new portion of the dollar-denominated debt against future revenues in an amount of USD 1.1 billion, and (ii) USD 0.6 billion with its foreign investments and future revenues.

As of December 31, 2024, the outstanding value of the natural accounting hedges was USD 17.6 billion. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is highly mitigated and is recognized directly in equity, as part of other comprehensive income.

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

Interest rate risk arises from our exposure to changes in interest rates mainly because of the issuances of floating rate debt linked to SOFR, CPI, IPCA, IBR, CDI and others (with 13.6%, 4.6%, 5.0%, 3.2%, 2.6%, and 0.5% respectively, of the nominal debt balance as of December 31, 2024). Thus, volatility in interest rates may affect the fair value of and cash flows related to our investments and floating rate debt. For 2024 our analysis of credit risk events and global financial markets led us to decide not to hedge interest rate risk. Nevertheless, our capital markets office continuously monitors the performance of interest rates and the effect of interest rates on our financial statements.

The trust funds linked to Ecopetrol S.A.’s pension obligations (PAP for its acronym in Spanish) are also exposed to changes in interest rates, as they include fixed and floating-rate instruments that are marked to market. This exposure is continuously monitored by our treasury office given the potential impact volatility may have on our financial results. The treasury office’s information is gathered from reports provided by the asset managers. These reports refer to regulatory limits as well as market, credit and liquidity risks. The investment guidelines with respect to the PAPs are issued by the Colombian regulation for pension funds, as stipulated in Decree 941 of 2002 and Decree 1913 of 2018, where it is indicated that they must follow the same regime as the regular obligatory pension funds in their moderate (i.e., neither conservative nor aggressive) portfolio. For further information regarding the trust funds linked to the pension obligations of the company, see Note 30.8 to our consolidated financial statements.

Regarding liquidity risk, Ecopetrol S.A. forecasts and monitors its cash position daily in order to review updated expectations for liquidity conditions and the capacity to attend short term obligations. This forecast mainly includes operational income and expenses, capital expenditures expectations, debt and dividend related cash-flows, and other financial cash movements. Additionally, on a monthly basis, management reviews cash evolution, availability and forecasts under different scenarios.

Finally, counterparty risk is the potential probability that a borrower or counterparty defaults on any obligation. In our case, we are exposed to this risk as we invest in different financial instruments and receive letters of credit to mitigate our exposure with our commercial counterparties. We manage this risk by monitoring and analyzing the counterparty’s creditworthiness, stock price behavior, spreads on credit default swaps, probability of default, among others.

Hedging guidelines for Ecopetrol S.A. and its subsidiaries

Ecopetrol S.A.’s management established a set of guidelines for hedging strategies for Ecopetrol S.A. and its subsidiaries. These guidelines allow us to use financial instruments to mitigate the impacts in our financial statements as a result of the fluctuation of risk factors, such as commodity prices, exchange rate, interest rate and others.

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

Additionally, the portfolios in U.S. Dollar and Colombian Peso of Ecopetrol S.A. is expected to be segmented in the tranches determined by Ecopetrol S.A.’s management, meeting the Company’s working capital and liquidity needs, benchmarks and cash flow projections.

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

As of December 31, 2024, Ecopetrol S.A. was a party to 7,730 legal proceedings relating to civil, criminal, administrative, environmental, tax, constitutional, arbitration and labor claims, out of which 5,435 were filed against us in the Colombian courts and arbitration tribunals, of which 388 had an accrual provision. We allocate enough money and time to defend these claims. Historically, we have been successful in defending lawsuits filed against us. Other than the environmental administrative proceedings described in the last paragraph of this section, based on the advice of our legal advisors, it is reasonable to assume that the litigation procedures brought against us will not materially affect our financial position or solvency regardless of the outcome. See Note 23 to our consolidated financial statements included in this annual report for a discussion of our legal proceedings.

Caño Limón – Coveñas Crude Oil Pipeline Spill

On December 11, 2011, the Caño Limón - Coveñas oil pipeline ruptured and caused the spill of approximately 3,267 barrels of crude oil into the Iscala creek, which connects with the Pamplonita River that provides water to the city of Cúcuta. The incident did not cause any fatalities or injuries.

In 2012, a class action lawsuit was filed against Ecopetrol S.A. and against employees of the Company, and the First Administrative Court of Cúcuta has jurisdiction to conduct the case, which is in the evidentiary stage, pending a first instance judgment.

The Regional Environmental authority of Norte de Santander, or Corporación Autónoma Regional de la Frontera Nororiental (CORPONOR) also filed a lawsuit against Ecopetrol S.A. before the Administrative Court of Norte de Santander claiming for (i) the environmental loss caused by the incident and (ii) for compensation costs relating to the environment damage for approximately COP 33 billion. Ecopetrol S.A.’s legal counsel filed a motion to dismiss the lawsuit on June 2, 2014, based on three grounds: (i) there is no proof of environmental loss, (ii) CORPONOR does not have the authority to file this lawsuit and (iii) CORPONOR’s petition for direct compensation is not the proper legal action according to the applicable procedural rules. In July 2020 the evidentiary stage closed. On July 27, 2023, the Administrative Court of Norte de Santander issued its ruling and denied the compensation claims for damages by CORPONOR. As of the date of this annual report, no appeal has been filed in connection to this decision.

Ecopetrol S.A. and national and local authorities agreed to develop a project consisting of an alternative to the water supply intake of the aqueduct in Cúcuta. In December 2011, our Board of Directors approved our participation in the project as part of the support of our contingency plans and relationship with stakeholders. On November 10, 2017, an agreement was signed with the purpose of building the alternative water supply at a cost of approximately COP 425.09 billion. According to the agreement, we are in charge of the construction of the aforementioned infrastructure. As of the date of this annual report, the construction projects continue their progress. Their statuses are currently the following: (i) for subproject 1, the initial delivery process was made official to the municipality of Cúcuta and overall progress is of 100%, and (ii) for subprojects 3 and 4, functional tests are undergoing and overall process is of 98.3%, without including complementary works and the scope of the sludge plant.

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

Afterwards, once the requests and appeals were resolved, the Court admitted the evidence, closed the evidentiary period, and the final arguments were presented. The closure of evidentiary period was appealed by several parties on the grounds that it was premature.

As of the date of this annual report, a first instance judgment is pending. The Court has consolidated several process-related judicial proceedings related to the class action suit, despite some objections and annulment motions from some of the involved parties and is currently reviewing the arguments on the appeals against its decision.

Salgar-Cartago Multi-purpose Pipeline Spill

On December 23, 2011 our Salgar-Cartago pipeline ruptured. Internal and external experts believe this incident occurred due to creep movement of soil caused by severe weather conditions, causing the soil surrounding the pipeline to exert strong pressure on the pipeline and rupture it. As of the date of this annual report, there are two lawsuits related to this incident with possible damages of approximately 6.0 COP billion.

It is important to mention that the third lawsuit that was reported in the previous report (2023), has already concluded with a final judgment.

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

On February 2024, the AWA people filed a constitutional protection action against Ecopetrol, Cenit and other entities, for the alleged violation of the fundamental rights to a healthy environment, health, water, food, rights of future generations and comprehensive reparation of the plaintiffs, due to crude oil spills that have occurred in their territory derived, mainly, from the installation of illicit valves and the perpetration of terrorist attacks on the Pipeline Transandino (“OTA”). Therefore, the lawsuit invokes the same facts and claims of the class action that was filed by the same Indigenous people. The constitutional protection lawsuit, which was denied in the first and second judicial instances, was selected for review by the Constitutional Court and is in the evidentiary stage.

Consultation Process with Afro-Wilches

On April 21, 2022, the First Section of the Administrative Court of Barrancabermeja – Santander ordered Ecopetrol S.A., ANLA and the Ministry of the Interior to carry out a consultation process with the Afro-Colombian Corporation of Puerto Wilches – Afro Wilches in connection with the Comprehensive Research Pilot Projects (PPII for its acronym in Spanish) Kalé and Platero projects. The ruling was appealed by Ecopetrol S.A, ANLA and the Ministry of the Interior, among others. On June 2, 2022, the Administrative Court of Santander revoked the ruling of the First Section of the Administrative Court of Barrancabermeja – Santander. On June 20, 2023, the Constitutional Court admitted this matter for review. On August 20, 2024, the Constitutional Court in the review court ruled that since the plaintiffs were an ethnic population (Afro-Colombian community), a direct impact was evident and, consequently, confirmed the protection of the fundamental right to prior consultation because it was of minority groups, historically excluded and discriminated against. On August 23, 2024, Ecopetrol asked for an amendment and clarification, arguing that the prior consultation required by the protective ruling should only take place if the PPII comprehensive research pilot projects were to be implemented, considering that no such projects were planned at the time. The Constitutional Court rejected this request on October 23, 2024. On November 1, 2024, Ecopetrol filed a petition for modulation before the first instance judge. On November 7, 2024, the judge ruled that the prior consultation did not have to be done immediately, but only if there was interest in pursuing the project. This decision concluded this legal proceeding.

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

The final arguments and sentencing hearing were held on March 2, 2022, in which a first instance ruling was issued in favor of Ecopetrol, which was confirmed by the Superior Court of Bogotá on June 29, 2022. Foncoeco filed a judicial review before the Supreme Court of Justice, which was rejected on March 30, 2023. The rejection of the Supreme Court completed all legal stages possible. The ruling has now become “res judicata.”

Environmental Administrative Proceedings

As of December 2024, Ecopetrol S.A. was part of 179 environmental administrative proceedings, of which 166 were initiated before 2023 and 13 during 2024. It is not possible for us to determine whether the pending proceedings could have a material effect on Ecopetrol S.A. During 2024, eight proceedings were concluded, in two of them, we were subject to monetary fines through resolution 355 of March 7, 2024, confirmed by resolution 1695 of August 12, 2024, for an aggregate amount of COP 465,851,480, resolution 3065 of December 22, 2023, confirmed by resolution 390 of March 12, 2024, for an aggregate amount of COP 16,348,104. Finally, two monetary fines are suspended pending appeal through resolution 2943 of December 27, 2024, for aggregate amount of COP 93,703,928 and resolution 1277 of December 30, 2022, for an aggregate amount of COP 182,061,180. The Environmental Authority has not issued a statement regarding this matter up to date.

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

On April 3, 2024, the Superintendency of Companies of Colombia ended the liquidation proceeding and ordered the cancellation of the Commercial Registration of Bioenergy S.A.S which was completed on December 27, 2024.

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

On December 7, 2022, the Office of the Comptroller General (Contraloría General de la República) commenced a formal investigation (Proceso de Responsabilidad Fiscal) against certain members of OIG’s Board of Directors, which as of the date of this annual report, is ongoing. According to the Comptroller General’s public statements, the investigation relates to “possible insufficient oversight of the investment by the members of OIG’s Board of Directors to prevent the materialization of related risks”.

As of the date of this annual report, the Office of the General Comptroller’s investigation names two former members of senior management—the Chief Operating Officer of Ecopetrol (until May, 2024), and the Chief Executive Officer of Cenit S.A. (until July, 2024), in each case, in their capacity as members of OIG’s Board of Directors.

Although the content and status of the investigation is confidential, Ecopetrol has collaborated and provided the information requested by the General Comptroller’s Office, and Ecopetrol is not aware of any allegations related to acts of corruption, bribery or fraud in connection therewith.

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

1.2

As a result of the findings described above, on March 10, 2017, the Office of the Comptroller General opened an investigation pertaining to the financial responsibility (proceso de responsabilidad fiscal) of 36 individuals involved in the Project, including former members of Ecopetrol’s Board of Directors, former members of Reficar’s Board of Directors, former employees of Ecopetrol S.A., and former employees of Reficar, along with four contractors who provided their services during the execution of the Project CB&I Americas Ltd., CB&I UK Limited, CBI Colombiana S.A. and, Foster Wheeler USA Corporation and Process Consultants Inc.

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

1.2.1.

Regarding the first proceeding, on June 5, 2018, the Office of the Comptroller General indicted: (i) 15 individuals, which include former members of Reficar’s Board of Directors, a former employee of Ecopetrol, and former employees of Reficar, (ii)  CB&I Americas Ltd., CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc, and the following insurance companies, Compañía Aseguradora de Fianzas S.A, Coaseguro Confianza S.A., Liberty Seguros S.A., CHUBB de Colombia Compañía de Seguros S.A., Seguros Colpatria S.A. and Mapfre Seguros Generales de Colombia S.A., as third parties with joint liability.

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

The decision is of an administrative nature. Consequently, those deemed financially responsible have filed lawsuits before the judges of the Republic of Colombia to seek the annulment of the ruling. In connection with one of these lawsuits related to Hernando José Gómez Restrepo, a former member of the Board of Directors of Reficar from March 29, 2012 to April 19, 2013, on November 8, 2024, the Administrative Court of Cundinamarca issued a first-instance judgment annulling the decision of the Office of the Comptroller General, citing, among other reasons, the absence of pecuniary damage. The annulment of the Comptroller General’s decision applies exclusively to Mr. Hernando José Gómez Restrepo. On December 13 and 18, 2024, the Office of the Comptroller General and the Attorney General’s Office filed appeals against the judgment. The appeals will be decided by the High Court for Administrative Matters (Consejo de Estado). Reficar is not a party to these legal proceedings.

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

On February, 2023, the Office of the Comptroller General conducted a special visit to the refinery to investigate expenses related to the destination of financial costs, among others, which according to the Comptroller’s Office, entered the project, and their allocation remained unidentified. On April 14, 2023, the Office of the Comptroller General released a technical report of the visit, which, based on information provided by Reficar, concluded that all expenses were properly identified, supported, and associated with services provided by third parties.

On April 19, 2023, it was mandated to include the technical report in the process and make it accessible to the parties involved in the proceedings.

Subsequently, on October 2, 2024, the proceedings were formally closed. The Intersectoral Delegate Comptroller 15 determined that the facts in the case did not constitute damage to public assets.

Currently there is no allegation related to acts of corruption, bribery, or fraud.

As of the date of this annual report, both Ecopetrol and Reficar have not been found liable under these proceedings.

1.4.

From 2017 until 2024 the Office of the Comptroller General has performed and reported on special and financial audits to Reficar concluding that Reficar’s financial statements from 2016 to 2023 do not reasonably represent the entity’s financial position as of the end of each year. This situation originates in the difference in interpretations, of Reficar and of the Comptroller General, concerning the applicable accounting principles. Historically, Reficar’s external and independent auditors have issued unqualified opinions on Reficar’s financial statements during and after the Project. As of the date of this annual report, such auditors have not informed Reficar that there has been any change to their opinions to the financial statements. As of the date of this annual report, to the best of Ecopetrol’s knowledge, the financial statements continue to fairly represent the financial and operational condition of the Company in all material aspects and its internal controls remain effective.

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

2.1.

Regarding the first of these investigations, on September 12, 2017, the Attorney General’s Office indicted certain former members of Reficar’s Board of Directors, as well as certain former officers of Reficar. The charges were related to the failure to fulfill some of their duties as administrators and/or for acting “ultra vires” in the exercise of their functions against: (i) Javier Genaro Gutiérrez (Ecopetrol CEO, 2007-2015); (ii) Felipe Laverde (Reficar General Counsel, 2009-March 2017); (iii) Pedro Rosales (Ecopetrol Downstream Executive Vice President, 2008-2015); (iv) Diana Constanza Calixto (Ecopetrol Head of the Corporate Finance Unit, 2009-2014), (v) Orlando José Cabrales (Reficar CEO, 2009-2012) and (vi) Reyes Reinoso Yánez (Reficar CEO, 2012-2016). The Attorney General’s Office closed the case against certain former members of Reficar’s Board of Directors and former officers of Reficar.

On January 17, 2020, the Attorney General’s Office issued its judgment against Reyes Reinoso Yánez for acting “ultra vires” in the exercise of his functions promoting a special billing procedure without the due diligence required to protect Reficar’s resources. As for the other four individuals initially investigated, they were acquitted of the charges. Mr. Reinoso submitted an appeal against the decision, which was decided in favor of Reyes Reinoso Yánez and the other individuals that were under investigation. With this ruling, the process was formally closed.

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

As of the date of this annual report, no member of Ecopetrol’s current management team, nor the current Boards of Directors of Ecopetrol or Reficar are subject to Attorney General’s Office processes and Ecopetrol is not aware of any allegations related to acts of corruption, bribery or fraud in connection therewith.

3.	The Prosecutor’s Office investigations:

The Prosecutor’s Office has been conducting the following legal proceedings in which Ecopetrol S.A. has been recognized as a victim:

3.1

Between July 25 and August 2, 2017, the Prosecutor’s Office indicted the following individuals with charges, the majority of which are related to offenses against the public administration and illegal interest in the execution of agreements: (i) Orlando José Cabrales Martínez (Reficar CEO, 2009-2012); (ii) Reyes Reinoso Yánez (Reficar CEO, 2012-2016); (iii) Felipe Laverde Concha (Reficar General Counsel, 2009-March 2017); (iv) Pedro Alfonso Rosales Navarro (Ecopetrol S.A. Downstream Executive Vice President, 2008-2015); (v) Masoud Deidehban (CB&I Executive Project Director); (vi) Phillip Asherman (CB&I CEO) and (vii) Carlos Lloreda (Reficar’s statutory auditor from 2013-2015). The arraignment hearing began on May 30, 2018 and concluded on August 22, 2019.

The Prosecutor’s Office made public the factual basis for such charges. On May 9, 2017, Ecopetrol’s Audit and Risk Committee retained a U.S.-based outside law firm to commence a third-party investigation into the matters set forth in the Prosecutor’s Office announcement. The results were presented in December 2017 to Ecopetrol’s Audit and Risk Committee. This investigation concluded that to date there has been no evidence of possible unlawful acts that affect Ecopetrol’s internal control over the financial reporting of the Company, on the allegations made by the Prosecutor’s Office.

The preparatory trial hearing took place between November 25, 2019 and February 2, 2024. The trial hearings are concluded and we expect a first-instance decision in 2025.

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

The trial hearing commenced on October 28, 2024. During the hearing, defense attorneys sought the dismissal of the investigation, citing the expiration of the statute of limitations for the criminal action. However, the presiding judge denied the request. The defense attorneys subsequently filed appeals. On December 10, 2024, the Superior Court of Bogotá upheld the lower court’s decision, ordering the continuation of the oral trial.

As of the date of this annual report, the oral trial remains ongoing.

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

On May 9, 2022, the judge found the indicted citizens guilty and condemned them to 64 months of prison. On August 18, 2022, the verdict was read, and the defense appealed.

On October 19, 2023, the Criminal Chamber of the Superior Court of Bogotá upheld the initial verdict. Attorneys representing the convicted parties subsequently lodged an extraordinary appeal in cassation before the Supreme Court of Justice challenging this ruling. On March 5, 2025, the Supreme Court of Justice declared the proceeding against Orlando José Cabrales Martínez—regarding the execution of a contract without compliance with legal requirements—terminated, on the grounds that the action was barred due to the defendant’s death, which extinguished the cause of action. A decision remains pending on the cassation claim filed by Felipe Castilla Canales. As of the date of this annual report, there have been no significant updates to the appeal process.

As of the date of this annual report, Ecopetrol and Reficar have no knowledge of any legal proceeding in the United States regarding the project.

3.4

On April 24, 2018, the Prosecutor’s Office indicted Nicolás Isaksson, former employee of Reficar, with alleged charges for offenses against the public administration and illegal interest in the execution of certain agreements. The criminal action is currently suspended until December 2025, due to the application of a plea agreement (principio de oportunidad).

4.	Arbitration Tribunal

On March 8, 2016, Reficar filed a Request for Arbitration before the International Chamber of Commerce (the “ICC”), against Chicago Bridge & Iron Company N.V., CB&I UK Limited, and CBI Colombiana S.A. (jointly “CB&I”) concerning a dispute related to the EPC contract entered into by and between Reficar and CB&I for the expansion of the Cartagena refinery in Cartagena, Colombia. Reficar was the claimant in the ICC arbitration and seeked no less than USD 2 billion in damages plus lost profits.

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

In January 2020, McDermott International Ltd, formerly McDermott International Inc. (hereinafter “McDermott”), CB&I’s parent company, filed for bankruptcy and announced that it would initiate a reorganization plan pursuant to Chapter 11 of the United States Bankruptcy Law. In response to this situation, Reficar implemented actions to protect its interests and is being advised by a group of experts with whom it continued to analyze other available measures under these new circumstances.

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

In respect of the arbitration involving Reficar, the confirmation order provided that the proper forum for adjudication of the merits of the arbitration is an International Tribunal under the arbitration rules of the International Chamber of Commerce, the arbitration claims would not be subject to estimation in the Bankruptcy Court, and the stay would not be violated if the parties discuss logistical items with the International Chamber of Commerce tribunal or each other. The order reserved all rights and arguments of the parties related to the arbitration schedule, hearing location, and arbitration logistics and recognizes that, without waiving any arguments, including but not limited to the Debtors’ objections to alternative hearing locations and long gap(s) between hearing dates. On June 30, 2020, McDermott notified the relevant parties of the occurrence of the effective date of the plan of reorganization, and thus the stay on the arbitration was lifted on July 1, 2020.

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

On September 8, 2023, McDermott publicly announced that it would initiate financial restructuring proceedings for its subsidiaries in the United Kingdom and the Netherlands, CB&I UK Limited and Chicago Bridge & Iron Company N.V. respectively.

On October 10, 2023, Chicago Bridge & Iron Company N.V. and CB&I UK Limited filed a petition before the Texas Bankruptcy Judge to initiate a procedure for recognition of financial restructuring processes abroad, known as Chapter 15 of the Bankruptcy Code of the United States of America. Specifically, they requested recognition of the financial restructuring processes that were announced by McDermott International on September 8, 2023. The action to vacate and the request of confirmation of the Award – which would determine the possibility of executing and therefore collecting the amounts decreed – was temporarily suspended by order of the bankruptcy judge overseeing the matter in the State of Texas.

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

With respect to the reorganization process initiated by Chicago Bridge & Iron N.V. in the Netherlands on September 8, 2023. On February 25, 2024, an independent restructuring expert appointed by the Court voted on an alternative reorganization plan under which Refinería de Cartagena would receive, among others, certain shares of McDermott.

On March 21, 2024, Reficar was notified of the decision by the District Court of Amsterdam to approve the alternative financial restructuring plan of Chicago Bridge & Iron Company N.V. Under the plan, which was presented by an independent expert appointed by the court, Reficar received convertible preferred shares representing 19.9% of the share capital of McDermott, holding company of a group of entities with presence in more than 54 countries which specialize in engineering services for the energy industry and low-carbon solutions, and that includes CB&I N.V. These shares do not grant Reficar the right to vote, designate a member of its board of directors, nor exercise control over McDermott.

On March 22, 2024, the United States Bankruptcy Judge for the United States Bankruptcy Court for the Southern District of Texas issued (1) an order granting verified petition for (a) recognition of foreign proceedings in England, (b) recognition of foreign proceedings in the Netherlands, and (2) the order recognizing and giving full force and effect to (a) the restructuring plan and the order of the English Court sanctioning the restructuring plan, and (b) the parallel restructuring plans (the “WHOA Plans”) and the order of the Dutch Court sanctioning the WHOA Plans. The effective date and the consummation date of the restructuring was March 25, 2024. On March 31, 2024, because of the aforementioned plans, Reficar became the beneficiary of (i) USD 70 million and USD 95 million draw under two different letters of credits; and (ii) USD 9 million corresponding to the reimbursement of legal fees.

As of September 30, 2024, Reficar carried out the financial valuation of the shares for the amount of USD 234,525,440, which represents an increase in the financial assets account for Refinería de Cartagena compared to a lower value of the property, plant and equipment.

On December 9, 2024, McDermott announced that it has completed the sale of its storage business (CB&I’s tank business) to a consortium of financial investors led by Mason Capital Management. Under the terms of the deal announced on October 7, 2024, McDermott would receive USD 475 million of pre-tax income and transaction expenses. Pursuant to the terms of McDermott’s credit agreement, the proceeds from the sale would be used to repay CB&I’s existing tank business term loan, secure certain McDermott letters of credit in cash, and reduce an existing McDermott term loan.

On January 16, 2025, Refinería de Cartagena S.A.S. was notified of the decision issued by the Court of the Southern District of New York, by which it denied the request presented by Chicago Bridge & Iron Company N.V., CB&I UK Limited to vacate the arbitration award dated June 2, 2023 in relation to the EPC Contract (Engineering, Procurement, and Construction Contract) executed between Reficar and CB&I for the expansion and modernization of the refinery located in the city of Cartagena, accordingly resolving the disputes between Reficar and Chicago Bridge & Iron Company N.V., CB&I UK Limited and CBI Colombiana S.A. Consequently, the arbitration award in question was confirmed in its entirety.

Ecopetrol continuously monitors the operations of McDermott to identify any potential changes in the fair value of the investment and/or risk premiums associated with the valuation model.

Requirements related to VAT by the National Tax Authority of Colombia

Refinería de Cartagena and Ecopetrol S.A. received customs requirements REA 211, REA 264 and REA 289, respectively, from the National Tax Authority of Colombia (DIAN) in 2025. The National Tax Authority of Colombia (DIAN) proposed an official corrective liquidation and a penalty on certain gasoline import filings for the period of 2022 to 2024, due to the failure to pay VAT on these filings. Refinería de Cartagena and Ecopetrol consider that their fillings were prepared in accordance with current customs legislation and are preparing their response to the requirements indicated by the National Tax Authority of Colombia (DIAN).

6.	Shareholder Information
6.1	Shareholders’ General Assembly

Our Shareholders General Assembly was held on March 28, 2025, and the following matters were discussed and approved, among others:

●	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP 214, as follows: payment of dividends to minority shareholders to be made in two equal installments on April 4, 2025 and April 29, 2025; and the payment to the majority shareholder will be made in three installments as follows: i) COP 2,200,000,000,000 on April 4, 2025, ii) COP 2,300,000,000,000 on April 29, 2025, and iii) COP 3,286,344,378,880 on June 27, 2025.
●	The establishment of a special reserve of COP 16,635,492,094,077 in order to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
●	Election of Deloitte & Touche S.A.S., as the statutory auditor for the 2025 – 2029 period and assignment of their remuneration.
●	Election of Board Members for the 2025 - 2029 period
●	Approval of amendments to the Internal Regulations of the General Shareholder´s Meeting.
●	Approval of amendments to the succession policy for the members of the Board of Directors.
6.2	Dividend Policy

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

On March 28, 2025, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of COP 214 per share for the fiscal year ended December 31, 2024; based on the number of outstanding shares as of December 31, 2024. The payment is expected to be made in two different installments on April 4 and April 29, 2025 to our minority shareholders. The payment to the majority shareholder will be made in three installments on April 4, April 29, and June 27, 2025.

On March 22, 2024, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of COP 278 per share for the fiscal year ended December 31, 2023 and an extraordinary dividend of COP 34 per share for the above mentioned fiscal year, amounting to a total of COP 312 per share; both based on the number of outstanding shares as of December 31, 2023. The payment was made in two different installments on April 3, 2024 and June 26, 2024 to our minority shareholders. The payment to the majority shareholder was made before December 31, 2024, taking into account the payment schedule of the balance of the Fuel Price Stabilization Fund (FEPC) corresponding to its 2023 accumulation.

On March 30, 2023, our shareholders at the ordinary General Shareholder’s Assembly approved an ordinary dividend of 60% of our net income for the fiscal year ended December 31, 2022 amounting to COP 20,023,830 million, or COP 487 per share, and an extraordinary dividend of 13% of our net income for the above mentioned fiscal year, amounting to COP 4,358,369 million or COP 106 per share; both based on the number of outstanding shares as of December 31, 2022. The payment was made in three different installments on April 27, September 28 and December 21, 2023 to our minority shareholders amounting COP 2,806,020 and for the majority shareholder, the total dividend payment was offset against the accounts receivable form the FEPC for the amount of COP 21,576,179 million.

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

On June 17, 2022, our shareholders at an extraordinary General Shareholders’ Assembly, approved: (i) to extend the deadline for the payment of dividends to the Nation, originally approved in the General Shareholders’ Assembly of March 30, 2022, from September 30 to October 31, 2022, and (ii) to distribute the Company’s special reserve that had been approved in the General Shareholder’s Assembly held on March 30, as an extraordinary dividend of COP 168. The payment of the dividend for minority shareholders was made in a single payment on June 30, 2022, and for the majority shareholder, the total dividend payment was offset against the accounts receivable from the FEPC.

Ecopetrol S.A. S.A. is required to maintain legal reserves equal to 50% of its subscribed capital. If the legal reserves are less than 50% of subscribed capital, we intend to allocate 10% of net income to our legal reserves on an annual basis until our legal reserves meet the required level.

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

Transfers of electronic shares is required to be negotiated through the Colombian Stock Exchange. In Colombia, only brokers called Sociedades Comisionistas de Bolsa are authorized to make the transfer of shares through the Colombian Stock Exchange. The transfer of shares is registered in the Centralized Security Deposit (Depósito Centralizado de Valores) or DECEVAL, through the relevant stockbrokers. DECEVAL records the share transfer on its systems, to make the corresponding registration in the issuer stock ledger.

Under Colombian legislation, if a transfer of shares has a value equivalent to or higher than 66,000 UVR (the UVR was COP 376.78 as of December 31, 2024) it must be made through the Colombian Stock Exchange (BVC) if the shares are registered with the BVC. Otherwise, shareholders can freely negotiate a transfer of shares.

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

Ecopetrol S.A. has issued the following classes of registered notes under an indenture (the Indenture), dated as of July 23, 2009, and amended as of June 26, 2015, between the Company and the Bank of New York Mellon, as trustee:

1.	8.625% Notes due 2029
2.	6.875% Notes due 2030
3.	4.625% Notes due 2031
4.	7.750% Notes due 2032
5.	8.875% Notes due 2033
6.	8.375% Notes due 2036
7.	7.375% Notes due 2043

8.	5.875% Notes due 2045
9.	5.875% Bonds due 2051

Please refer to Exhibits 4.10, 4.11, 4.12, 4.13, 4.14, 4.15, 4.16, 4.17, 4.18, 4.19, and 4.38 to this Annual Report for the information relating to these debt securities required by Item 12.A of Form 20 - F.

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

Fees and Other Direct and Indirect Payments Made by the Depositary to Us

Our Depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. In 2022, reimbursements were made in the amount of approximately USD 1,200,000. In 2023, reimbursements were made in the amount of approximately USD 2,591,158. In 2024, reimbursements were made in the amount of approximately USD 2,705,924.38. For more information, see section Recent Developments-Temporal reduction in the conversion cost of Ecopetrol´s ADR.

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

(ii)

For Colombian individuals: dividend income in excess of 1,090 UVT are taxed at progressive rates up to 39% in respect of profits taxed at the corporate level, and 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional dividend tax (at the aforementioned progressive rates) after applying the initial 35% withholding tax rate. Additionally, resident individuals may take a marginal 19% discount on the portion of dividend income exceeding 1,090 UVT in the same taxable period.

Relief or reduced tax rates may apply under an applicable treaty to avoid double taxation, but the application of any such rules must be analyzed on a case-by-case basis.

For Colombian tax purposes, an individual is considered a Colombian resident when he/she meets any of the following criteria:

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

(iii)	He/she is a Colombian national and meets one or more of the following:
●	Has a spouse or permanent companion, or dependent children, who are tax residents in Colombia, or
●	50% or more of his or her total income is Colombian source income, or
●	50% or more of his or her assets are managed in Colombia, or
●	50% or more of his or her assets are deemed to be located or possessed in Colombia, or
●	Has failed to provide proof of residency in another country (different from Colombia) upon previous official request by the Colombian tax office, or

•	He/she has a tax residency in a country considered by the Colombian Government to be a low tax jurisdiction or a tax haven.

Law 1739 of 2014 clarifies that Colombian nationals who otherwise falls under point (iii) above will not be deemed tax residents if meet any of the following conditions:

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

Pursuant to the Colombian Tax Code, a foreign company or non-resident individual has a permanent establishment in Colombia when said company or individual performs activities in Colombia through: (i) a fixed place of business (i.e., branches, factories or offices), or (ii) an individual who is not an independent agent empowered to execute agreements on behalf of the foreign company. As noted above, until 2018 permanent establishments were considered Colombian taxpayers in connection with their Colombian source income. As of fiscal year 2019, foreign residents deriving income through a Colombian permanent establishment are subject to Colombian income tax on the worldwide income attributable to the Colombian permanent establishment. A foreign company or entity will not be deemed to have a permanent establishment by the sole fact that it acts through a broker or any other independent agent provided that such persons act in the ordinary course of their business. However, if the independent agent conducts all or nearly all its activities on behalf of that company, and the commercial or financial conditions established between independent enterprises, that agent will no longer be considered an independent agent for these purposes. In addition, passive-income generating activities, such as dividends, royalties and interests, typically do not qualify as entrepreneurial and are not deemed to create permanent establishments.

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

(ii)

The applicable tax rate and the withholding tax rate have to be determined on a case-by-case basis. Generally, if the shares have been owned for at least two years and qualify as fixed assets (i.e., they are not sold within their ordinary course of business), the profits from the sale will qualify as capital gains taxable at 15%; otherwise, profits will qualify as ordinary income, subject to a 33% income tax for fiscal year 2021 (2022 onwards – 35%).

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

Extraordinary Taxes Decreed Under Decree 175 of 2025

Decree 175 introduced tax measures intended to address the state of internal commotion declared by the National Government through Decree 062 of 2025. These measures include the introduction of two new taxes: (i) the special tax for the Catatumbo; and (ii) the reactivation of the stamp tax rate. Both taxes are temporary and will be in effect from February 22, 2025, through December 31, 2025.

Special Tax for the Catatumbo

This tax applies to: (i) the first sale of hydrocarbons and coal within or from Colombia; and (ii) the submission and acceptance of the export clearance request for hydrocarbons and coal for outside Colombia.

Decree 175 specifies that the taxable products are those classified under the following tariff classifications: 27.01 (Coal; briquettes, ovoids, and similar solid fuels manufactured from coal); 27.09 (Crude petroleum oils or oils obtained from bituminous minerals).

Below are the main elements of this tax, based on the taxable event:

Element	First sale within or from the national territory	Exports
Moment of accrual	Occurs upon issuance of the invoice, or upon the first delivery if no invoice is issued. Hydrocarbons received by the ANH as royalty payments only trigger the tax at the time of export

Occurs upon filing and acceptance of the export clearance request for shipments outside the country.

If the party extracting hydrocarbon or coal is also the direct exporter, the tax only accrues upon the sale.

From the first clarification, it follows that the tax may accrue twice if the extractor and the exporter are not the same entity. In that scenario, the tax is triggered (i) at the time of the first sale, and (ii) upon export.

Tax Base	Sale Price	The FOB value (in pesos) of the product. If the amount is in U.S. dollars, the exchange rate (TRM) on the date of filing and acceptance of the export clearance request shall apply.
Rate	1%	1%
Taxable and responsible party	Any individual or legal entity that sells hydrocarbons.	Any individual or legal entity that carries out definitive export operations.
Collection	Must be remitted within the first five business days of each month, consolidating the previous month’s sales transactions.

Must be paid at the time the export clearance request is filed and accepted. This rule applies to clearance requests filed and accepted on or after February 22, 2025.

In the event the export clearance request contains provisional data that differs from the final data reported in the export return, the Decree 175 authorizes: (i) payment of any additional tax amount within ten business days after the final export return is filed; or (ii) a refund request if there is an overpayment.

Penalties
-
Non filing/non-payment: A penalty equal to 20% of the tax due.
-
Late filing: A penalty of 5% of the tax due for each month or fraction thereof, not to exceed 100% of the tax liability.
-
Underpayment: If corrected before a special assessment notice, a penalty of 10% of the additional tax due; if corrected after the special assessment notice, a penalty of 20%.
Any incomplete payment of the tax triggers a penalty of 5% on the FOB value of the goods, without prejudice to the calculation and payment of the outstanding tax amount and any applicable interest.

Reactivation of the Stamp Tax Rate

Law 1111 of 2006 had progressively reduced the stamp tax rate to 0% as of taxable year 2010. Decree 175 reinstates a 1% stamp tax rate applicable to public or private documents that meet the following conditions:

(i)	Are executed or accepted within Colombia or are executed abroad but enforced in Colombian territory.
(ii)

Give rise to obligations in Colombia, whereby the creation, existence, modification, or termination of obligations is recorded, including extensions or assignments, with an amount exceeding 6,000 UVT (COP 298,794,000 in 2025).

A document is subject to stamp tax if the grantor, acceptor, or signatory is: (i) a legal entity; (ii) an individual who is a merchant and who, in the previous taxable year, obtained gross income or held gross assets exceeding 30,000 UVT (COP 1,493,970,000 in 2025).

The tax is collected through withholding at source, whereby: if a public entity is involved, that public entity acts as the withholding agent; a notary acts as the withholding agent in the case of public deeds; for other documents, the withholding agent is the contracting party, acceptor, or signatory.

For installment-based or periodic contracts, the tax base is the total amount of the periodic payments due under the contract. If the contract amount is undetermined, the stamp tax applies to each individual payment made during the contract’s term.

This is an instantaneous tax, and the withheld amount must be reported in the monthly withholding tax return.

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

If you are a non-corporate U.S. Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you meet certain holding requirements. Dividends paid on the ADSs will be treated as qualified dividend income if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States, as long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2025 taxable year. However, this conclusion is a factual determination that is made annually and thus may be subject to change. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

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

Foreign portfolio investments must be made through authorized foreign exchange investment management companies, that will act as the administrator. Only brokerage firms, trust companies and investment management companies, subject to the inspection and supervision of the SFC, are allowed to act in the local Colombian stock market on behalf of foreign investors. Such brokerage firms, trust companies and investment management companies also act as the foreign investors’ local representatives for tax, foreign exchange purposes, remittance of information and any other purpose defined by the supervisory entity.

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

Registration of Foreign Investment Represented in Underlying Shares

Colombia’s International Investment Statute as approved by the Government and the foreign exchange regulations issued by the Colombian Central Bank, which have been amended from time to time through decrees and regulations, govern the manner in which non-Colombian resident entities and individuals can invest in Colombia and participate in the Colombian securities markets. Among other requirements, the International Investment Statute and Colombian Central Bank regulations establish the liability of registration of foreign investment transactions with the Colombian Central Bank and specify procedures to authorize and administer such foreign investment transactions. Additionally, pertinent information related to foreign investment transactions must be updated on a regular basis (on a monthly basis by the administrator with the submission of the “Statistical Report on Foreign Portfolio Equity Investments in Colombia - IPEXT”).

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

On March 31, 2025, the Representative Market Exchange Rate was COP 4,192.57 per USD 1.00. The Federal Reserve Bank of New York does not report a noon-buying rate for Colombian Pesos. The SFC calculates the Representative Market Exchange Rate based on the weighted averages of the buy and sell foreign exchange rates quoted daily by foreign exchange rate market intermediaries including financial institutions for the purchase and sale of U.S. dollars. The SFC also calculates the Representative Market Exchange Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian Pesos.

6.9	Major Shareholders

The following table sets forth the names of our major shareholders, and the number of shares and the percentage of outstanding shares owned by them on March 31, 2025:

Table 68 – Major Shareholders

	As of March 31, 2025
Shareholders	Number of shares	% Ownership
Nation(1) – Ministry of Finance and Public Credit	36,384,788,417	88.49
Public float	4,731,906,273	11.51
Total	41,116,694,690	100.00
(1)	Includes 1,600 shares owned by other state entities.

All our common shares have identical voting rights.

As of February 14, 2025, the registration date of our annual general shareholders’ meeting, 3.34% or 1,374,128,640 of our common shares were held of record in the form of American Depository Shares, we had 56 registered holders, and 44,626 beneficiaries of common shares, or ADSs representing common shares, in the United States.

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

We are a Colombian company. Most of our Directors and executive officers and some of the experts named in this annual report reside outside the United States. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States upon us or these persons who are residents in Colombia or to enforce against us or these persons who are residents in Colombia judgments in U.S. courts obtained in such courts predicated upon the civil liability provisions of the U.S. federal securities laws. Colombian courts will enforce a U.S. judgment predicated on the U.S. securities laws through a judicial proceeding known under Colombian Law as “exequatur.” The Colombian Supreme Court will enforce a foreign judgment, without reconsideration of the merits only if the judgment satisfies the requirements set forth in Articles 605 through 607 of Law 1564 of 2012 (Código General del Proceso) which entered into force on January 1, 2016, pursuant to Acuerdo No. SAA1510392, of October 1, 2015, issued by the Colombian Superior Council of the Judiciary (Consejo Superior de la Judicatura), as follows:

●	A treaty or convention exists between Colombia and the country where the judgment was granted relating to the recognition and enforcement of foreign judgments or, in the absence of such treaty or convention, proper evidence is provided to the Supreme Court of Colombia to the effect that there is reciprocity in the recognition of foreign judgments of the same nature between the courts of the relevant jurisdiction and the courts of Colombia;
●	The foreign judgment does not relate to “in rem rights” vested in assets located in Colombia at the time the lawsuit was filed;
●	The foreign judgment does not contravene or conflict with public order Colombian laws other than judicial procedural rules;
●	The foreign judgment, in accordance with the laws of the country where it was rendered, is final and binding, and is not subject to appeal;
●	A duly legalized copy of the judgment (together with an official translation into Spanish if the judgment is issued in a foreign language either by the Colombian Ministry of Foreign Affairs (Ministerio de Relaciones Exteriores de Colombia), an officially recognized translator or by a translator appointed by a judge) has been presented to the Supreme Court of Colombia;

●	The foreign judgment does not refer to any matter upon which Colombian courts have exclusive jurisdiction;
●	No proceeding is pending in Colombia with respect to the same cause of action, and no final judgment has been awarded in any proceeding in Colombia on the same subject matter and between the same parties;
●	In the proceeding commenced before the foreign court that issued the judgment, the defendant was served in accordance with the laws of such jurisdiction and in a manner reasonably designated to give the defendant an opportunity to defend against the action; and
●	The legal requirements pertaining to the exequatur proceedings have been observed.

The United States and Colombia do not have a bilateral treaty providing for automatic reciprocal recognition and enforcement of judgments in civil and commercial matters. The Colombian Supreme Court has in the past accepted that reciprocity exists on a case-by-case basis, when it has been proven that either the U.S. court that has rendered the relevant judgement has enforced similar decisions by a Colombian court, or that the relevant U.S. court would enforce a foreign judgment, including a judgment issued by a Colombian court. However, such enforceability decisions are considered by Colombian courts on a case-by-case basis.

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

Since 2004, Ecopetrol S.A. has voluntarily adopted transparency, governance and control practices to facilitate corporate governance to generate confidence among stakeholders and ensure the sustainability of its business. The corporate governance practices at Ecopetrol S.A. aim to:

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

In line with the 2040 Strategy, since 2022, the organization and management of the Ecopetrol Group’s operations has evolved into three business lines: (i) Hydrocarbons, (ii) Energies for the Transition and (iii) Transmission and Roads. For each business line, the objective and focus of Ecopetrol as head of the group were identified and the leaders responsible for its development and promotion within the group were defined. The Hydrocarbons business line, led by Ecopetrol’s Chief Operating Officer, focuses on maintaining its efficiency, competitiveness and the decarbonization of its operations, leading the management of its own business segments. The Energies for the Transition business, led by Ecopetrol’s Vice President of Energies for the Transition, concentrates on incubating and developing energy solutions businesses associated with gas, biogas, LPG, energy, hydrogen, renewables and CCUS. Finally, the Transmission and Roads business line is established at the Ecopetrol Group level, is led by ISA’s president, with a focus on maximizing value and capturing synergies with respect to mature energy transmission, road infrastructure and telecommunications businesses. See section Business Overview—Our Corporate Structure.

The evolution in the management of the Ecopetrol Group by business lines, recognizes the dual nature of Ecopetrol as an operating company and as a parent company or investor, and is based on other key elements for its management, such as organizational structure, corporate governance model and the processes needed to strategically guide the Ecopetrol Group as a diversified energy group.

Corporate Governance

During 2024, under the framework provided in the corporate governance model, decisions were made to advance towards meeting the goals set in the Ecopetrol Group’s 2040 Strategy, with a view to generating value and sustainability. The main milestones in corporate governance are highlighted below:

i.

Statute reform to strengthen Corporate Governance: In 2024, amendments were made to the company’s statutes that address better corporate governance practices and regulatory clarifications, mainly regarding the rights of shareholders, and the functions of the different bodies of Ecopetrol. These reforms were aimed at continuing to consolidate Ecopetrol as an efficient company managed under the highest standards of corporate governance, seeking to provide greater clarity regarding the powers of Ecopetrol’s corporate bodies. As part of these reforms, it is required that at least 30% of the board of directors be made up of women. Additionally, it is made explicit in Ecopetrol’s social objective, including the possibility of developing activities related to conventional and alternative sources of energy in line with the global needs of the market, the 2040 strategy and Ecopetrol’s promise as a good corporate citizen.

ii.

Evolution of Ecopetrol’s Relationship Model with the companies of the Ecopetrol Group: In 2024, the Ecopetrol Group Relationship Model evolved towards a more strategic approach, incorporating group interactions for the Energies for Transition function and thereby leveraging compliance with the 2040 strategy

iii.

Articulation of themes and optimization of the operation of the Business Line Committees and Executive Committee within the structure of Senior Management Committees (CADs): For Ecopetrol, the senior management committees are collegiate bodies that constitute a management tool to support the Chief Executive Officer of Ecopetrol in his task to achieve the corporate purpose and objectives of the Ecopetrol Group. Some of the senior management committees include business line committees: hydrocarbons; energies for transition; and transmission, roads and telecommunications; as well as the strategic committee, among others.

These committees have been key to the management and diversification of the Ecopetrol Group’s businesses. As evidence of the above, 78% of the topics presented in the business line committees and in the strategic committee were related to the 4 pillars of the “Energy that transforms” strategy as follows: (i) Grow with the energy transition, (ii) Generate value trough TESG, (iii) Cutting-edge Knowledge and (iv) Competitive Returns. Additionally, since the beginning of 2024, Atlas Governance, the largest Corporate Governance portal in Latin America, was implemented as the new management system of the strategic committee and the three business line committees, optimizing the functioning of the committees and reflecting the commitment of the Company with innovation and efficiency in its management. In this way, with the implementation of Atlas, the committees have greater security, traceability and practicality in their operation.

iv.	Ecopetrol continues to strengthen its practices in corporate governance:
●	Ecopetrol participated in the Corporate Sustainability Assessment (CSA) which is part of the Dow Jones Sustainability Index (DJSI).
●	Regarding the economic and governance dimension (G), Ecopetrol had a score of 61/100.

●	The survey on the adoption of the Code of Best Corporate Practices of Colombia (Country Code), sent to the Financial Superintendence of Colombia, reflects the situation of Ecopetrol S.A. against the recommendations established in the Country Code in relation to corporate governance practices. In 2024, Ecopetrol obtained a score of 89.1% for implementing the practices recommended by the Country Code.
●	In 2024, Atlas Governance was implemented as the new management system of Ecopetrol’s Board of Directors, as well as the strategic committee and the three business line committees. As a result of the implementation and use of the system, Ecopetrol has been recognized as the winner of the Atlas Governance Awards Latam in the State category.

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

Statement of the Nation as Majority Shareholder

Ecopetrol’s majority shareholder (the Nation, represented by the Ministry of Finance and Public Credit), is unilaterally committed to protect the interests of the minority shareholders in the following topics:

●	Composition of Board of Directors: including in its list of candidates a Representative for the hydrocarbon producing departments where Ecopetrol operates and a Representative for the minority shareholders, who will be chosen by the 10 shareholders with the largest stock participations. Ecopetrol has adopted the practice of having a majority of independent members. The current Board of Directors is composed of nine members: six independent and three non-independent who were elected at the General Meeting of Shareholders held on March 28, 2025.
●	Dividend policy: guaranteeing the right of each shareholder to receive his pro rata dividends in accordance with Colombian law.
●	Issues not included in the agenda of extraordinary meetings of the General Shareholders Assembly: permitting a vote on those initiatives submitted by one or more shareholders representing at least 2% of the subscribed shares of the company.
●	Asset disposal: ensuring that any asset disposal of an amount equal or higher than 15% of the stock exchange capitalization of Ecopetrol S.A. is discussed and decided by the General Shareholders’ Assembly and that the Nation will only vote affirmatively if the vote of minority shareholders is equal to or exceeds 2% of the shares subscribed by shareholders other than the Nation.

7.1	Bylaws

The Bylaws of Ecopetrol S.A. are contained in Public Deed No. 5314 of December 14, 2007, issued by the Second Notary of Bogotá; amended by Public Deed No. 560 of May 23, 2011, issued by the Notary Forty-Six of Bogotá, Deed No. 666 of May 7, 2013, issued by the Notary Sixty-Five of Bogotá, Deed No. 1049 of May 19, 2015, issued by the Notary Second of Bogotá, Deed No. 0685 of May 2, 2018, issued by the Notary Twenty of Bogotá, Deed No. 888 of May 28, 2019 issued by the Notary Twenty Third of Bogotá, Deed No. 6527 issued by the Notary Twenty Nine of Bogotá of June 08, 2020, Deed No. 10976 of May 6, 2021 issued by the Notary Twenty Nine of Bogotá, Deed No. 9184 of May 11, 2022 issued by the Notary Twenty Nine of Bogotá, Deed No. 137 of February 20, 2024, issued by the Notary Six of Bogotá, Deed No. 3136 of May 21, 2024 issued by the Notary Sixty Eight of Bogotá, and Deed No. 1273 of June 18, 2024, issued by the Notary Fifty Two of Bogotá. An English translation of the amended bylaws is included as Exhibit 1.1 to this annual report.

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

On March 22, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws, aligned with the terms of Law 1118 of 2006, consisting of the amendment of the Company’s corporate purpose in order to include the following activities: research, development and the commercialization of conventional and alternative energy sources; the production, blending, storage, transportation and commercialization of oxygenating components and biofuels, port operations and the performance of any related, complementary or useful activities for the execution of the aforementioned activities. Moreover, the General Shareholders Assembly also approved amendments to Ecopetrol’s bylaws related to: (a) shareholders rights (b) succession policy of the Board of Directors; (c) remote attendance to the Ordinary Meetings of the General Shareholder´s Assembly; (d) remote meetings for the Board of Directors; and (e) duties of the President of the Board of Directors. These amendments are currently undergoing the process required by Colombian law to be formalized and become effective, including the review of the Financial Superintendence of Colombia, pursuant to Article 6.4.1.1.42 of Decree 2555 of 2010, among other formalities. On May 29, 2024, the amendments to the bylaws were formalized.

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

Our 2024 Shareholders’ General Assembly was held on March 22, 2024 and the following matters were approved, among others:

●	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP 278 and an extraordinary dividend per share of COP 34, for a total dividend of COP 312 per share, as follows: payment of dividends to minority shareholders to be made in two equal installments on April 3, 2024 and June 26, 2024; and the payment to the majority shareholder will be made before December 31, 2024, taking into account the payment schedule of the balance of the debt of the Fuel Price Stabilization Fund (FEPC) accrued during 2023, which is owed by the majority shareholder to Ecopetrol.
●	The establishment of a special reserve of COP 11,993,230,652,653 in order to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
●	Election of members of the Board of Directors for the period of 2024 to 2025.
●	Amendment of our bylaws.

Our 2025 Shareholder’s General Assembly was held on March 28, 2025, and the following matters were approved, among others:

●	The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP 214, as follows: payment of dividends to minority shareholders to be made in two equal installments on April 4, 2025 and April 29, 2025; and the payment to the majority shareholder will be made in three installments as follows: 1) COP 2,200,000,000,000 on April 4, 2025, 2) COP 2,300,000,000,000 on April 29, 2025, and 3) COP 3,286,344,378,880 on June 27, 2025.
●	The establishment of a special reserve of COP 16,635,492,094,077 in order to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
●	Election of Deloitte & Touche S.A.S., as the statutory auditor for the 2025 – 2029 period and assignment of their remuneration.

●	Election of Board Members for the 2025 - 2029 period
●	Approval of amendments to the Internal Regulations of the General Shareholder´s Meeting.
●	Approval of amendments to the succession policy for the members of the Board of Directors.

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

Ownership Threshold Requiring Public Disclosure

The Corporate Governance Code, Title III, Chapter 1, Section 5, states: Identification of Major Shareholders. The shareholding composition of the Company, indicating at least the twenty (20) people with the greatest number of shares, is disclosed on Ecopetrol’s website at www.ecopetrol.com.co. Colombian securities regulations set forth the obligation to disclose any material event or “información relevante”. Any transfer of shares equal or greater than 5% of our capital stock, or any legal entity or individual acquiring a percentage of shares that would make him the beneficial owner of 5% or more of our capital stock, is a material event, and therefore, must be disclosed to the SFC. The regulation includes other criteria in order to identify when to report a material event other than the situations described in the previous sentence.

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

Our Code of Ethics and Conduct is available on our website.

7.3	Board of Directors

Board of Directors from March 2025

The Board of Directors was elected at the Ordinary Shareholders Meeting held on March 28, 2025. The current Board of Directors is composed as follows:

Non-independent members:

●	Lilia Tatiana Roa Avendaño
●	Alberto José Merlano Alcocer
●	Hildebrando Vélez Galeano

Independent members:

●	Ángela María Robledo Gómez
●	Mónica de Greiff Lindo
●	Guillermo García Realpe
●	Álvaro Torres Macías
●	Ricardo Rodríguez Yee (nominated by the hydrocarbon producing departments)
●	Luis Felipe Henao Cardona (nominated by the minority shareholders with largest shareholding)

On April 5, 2025, Guillermo García Realpe was appointed as the Chairperson and Mónica de Greiff Lindo was appointed as Vice Chairperson, until a new election was held. On April 23, 2025, they were ratified.

The information below sets forth the names and business experience of each of the directors elected at the General Shareholders Ordinary Meeting held on March 28, 2025.

Lilia Tatiana Roa Avendaño currently serves as Vice Minister of Environmental Land Management at the Ministry of Environment and Sustainable Development. She is a petroleum engineer from the Universidad Industrial de Santander, and holds a Master’s degree in Latin American Studies from Universidad Andina Simón Bolívar in Quito, Ecuador and a Ph.D. in Humanities from the University of Amsterdam. She served as Coordinator of the Energy and Climate Justice Area of Censat Agua Viva – Amigos de la Tierra, Colombia, along with other positions in this organization. She has been a consultant to the Vincent Price Art Museum, Rosa Luxemburg Foundation, Heinrich Boll Foundation, Pax Christi, Ecofondo, Transnational Institute and Colombia’s Mining and Energy Planning Unit – UPME. She is a non-independent member of Ecopetrol’s Board of Directors since March 2024.

Ms. Roa Avendaño has expertise in (i) energy transition; (ii) administration, senior management, and leadership; (iii) government and/or public policy; (iv) human resources and/or talent development; (v) health, safety and/or environment; (vi) sustainability; (vii) climate change; (viii) territorial development; (ix) water and/or wastewater matters; and (x) business strategy and/or project management. As a member of Ecopetrol’s board of directors, she is periodically trained in ethics, compliance and risk management matters.

Alberto José Merlano Alcocer, currently serves as a Management Consultant at Escala Humana with an emphasis on corporate conflict management. Moreover, he teaches postgraduate courses at the business school of Universidad de los Andes and as professor at the business and law schools of Universidad del Norte. At the latter, he is co-creator and professor of the specialization and master’s programs in negotiation and conflict resolution. He holds a bachelor’s degree in business administration from Universidad EAFIT in Medellín and a master’s degree in industrial administration from Universidad del Valle. He was Administrative Vice-President at Ecopetrol for 12 consecutive years, Manager of UT Kapital Geophysical, and General Manager of the Empresa de Acueducto de Bogotá under two different district administrations. He was also Dean of the School of Business at the Universidad del Norte, Director of the Sena business advisory program on the Atlantic Coast, National Director of Human Development at Carvajal S.A., Director of the Management Advisory Center at INCOLDA and of the master’s in business administration program at EAFIT in Cali, and served as Manager of “Educación para la Acción” in Cali.

Mr. Merlano Alcocer has expertise in: (i) the energy industry; (ii) administration, senior management and leadership; (iii) government affairs and/or public policy; (iv) finance; (v) human resources and/or talent development; (vi) corporate governance; (vii) health and industrial safety; (viii) business strategy and/or project management.

Hildebrando Vélez Galeano, worked as a consultant and advisor for the Administrative Department of the Environment of Cali (DAGMA) and as advisor to the Ministry of Equality and Equity. He is a chemical engineer from the Universidad Nacional, has a PhD in environmental sciences from the Universidad del Valle, and master’s degrees in philosophy from the Universidad Javeriana and sociology from the Universidad Nacional. He has served as director of Censat Agua Viva, as advisor to Universidad Nacional in the Advisory Group for Trade Unions in Occupational Health, and as a member of the Colombian Safety Council.

Mr. Vélez Galeano has expertise in: (i) the energy industry; (ii) energy transition; (iii) administration, senior management and leadership; (iv) government and/or public policy; (v) human resources and/or talent development; (vi) technology and/or innovation; (vii) health, safety and/or the environment (viii) sustainability; (ix) business strategy and/or project management.

Ángela María Robledo has served as a member of the Advisory Committee for the Development of the National Care System of the Ministry of Equality and is a member of the National Participation Committee on behalf of “Defendamos la Paz” in the conversations between the Colombian Government and the Ejército de Liberación Nacional. She is part of the National Government delegation in the peace negotiation in the Department of Nariño with the group “Comuneros del Sur”. She holds a bachelor’s degree in psychology and a master’s degree in political science and international relations from the Pontificia Universidad Javeriana in Bogotá. She was a member of the First and Seventh Commissions of the House of Representatives of the Republic of Colombia, Co-President of the Peace Commission, and a member of the Gender Equity Commission of such body. She has served as an Advisor to the Office of the Dean of Universidad Pedagógica Nacional, on Peace and Gender Issues, she served as Academic Dean of the School of Psychology of the Pontificia Universidad Javeriana and was a member of both, the Academic Counsil and the University Governing Counsil of such institution, where she also served as professor and researcher for its Faculty of Psychology. She has also served as Director of the Administrative Department for Social Welfare of Bogotá. She served as Social Director, Manager, and Coordinator in the fields of health, education, rural development, and the protection of young women’s and children’s rights for the Antonio Restrepo Barco Foundation. She is an independent member of Ecopetrol’s Board of Directors since March 2024.

Ms. Robledo has expertise in: (i) administration, senior management, and leadership; (ii) government affairs and/or public policy; (iii) human resources and/or talent development; (iv) health, safety and/or environment; (v) sustainability; (vi) human development in the territories (territorial development) and (vii) business strategy and project management. As a member of Ecopetrol’s board of directors, she is periodically trained in ethics, compliance and risk management matters.

Monica de Greiff Lindo is currently a member of the boards of directors of EPS Sanitas S.A.S., Lagos de Aurea S.A.S, the Aris Mining Corporation, located in Cánada, One Young World, located in London, Fiducoldex S.A., and Corporación Historia PAR. She holds a bachelor´s degree is a Ph.D. in jurisprudence and is a specialist in law and a graduate degree in administrative law, both from Universidad del Rosario in Bogotá. She served as Ambassador to Kenya, permanent representative to the United Nations for Environment and Habitat, former CEO of the Bogotá Chamber of Commerce and of the Bogotá Energy Group, as well as a former District Secretary of Economic Development of Bogotá. She served as former presidential advisor for international affairs, Minister of Justice of Colombia, Vice Minister of Justice of Colombia, and Secretary General at the Ministry of Mines and Energy. In addition to her positions in the public sector she also served as Vice President of Legal and Public Affairs at Shell Colombia Inc. and was a member of the board of the International Chamber of Commerce of Paris, Promigas S.A., Corporación de Ferias y Exposiciones S.A., Grupo Keralty S.A.S and Gran Colombia Gold. She is a member of Ecopetrol’s board of directors since October 24, 2022. She was a non-independent member until October 2, 2023, and as of such date she is an independent member.

Ms. de Greiff Lindo has expertise in: (i) the energy industry and energy transition; (ii) administration, senior management, and leadership; (iii) government affairs and/or public policy; (iv) business risk management; (v) human resources and talent development; (vi) legal affairs and corporate governance; (vii) health, safety and/or environment; (viii) sustainability; (ix) climate change; and (x) business strategy and project management. As a member of Ecopetrol’s board of directors, she is periodically trained in ethics, compliance and risk management matters.

Guillermo García Realpe currently serves as an advisor and consultant, specializing in matters related to environmental conservation and regional development. He holds a bachelor’s degree in law and a graduate degree in socioeconomic sciences from Pontificia Universidad Javeriana. He has served as Secretary General of the Ministry of the Interior, Senator of the Republic of Colombia, Vice President of the Senate, and member of the Third Commission of the Senate. He has also served as President and Member of the Fifth Commission of the Senate, advisor in the National Planning Department in regional development affairs, Director of planning of Nariño, Head of planning of the University of Nariño, and Departmental Secretary of Planning. He is an independent member of Ecopetrol’s board of directors since March 2024.

Mr. García Realpe has expertise in: (i) energy industry and/or energy transition; (ii) administration, senior management and leadership; (iii) governance and/or public policy matters; (iv) finance; (v) human resources; (vi) legal and/or corporate governance matters; (vii) technology; (viii) health and environment; (ix) sustainability; and (x) business strategy. As a member of Ecopetrol’s board of directors, he is periodically trained in ethics, compliance and risk management matters.

Álvaro Torres Macías currently serves as chief executive officer (CEO) of Electryon Power Inc. in Canada. He is an electrical engineer from the Universidad Industrial de Santander in Colombia. He holds a graduate degree in electrical transmission networks from the L’Institut National Polytechnique de Lorraine in Nancy, France, a Master’s degree (M.Eng. and M.Sc.) in electric power engineering and computer and systems engineering from Rensselaer Polytechnic Institute in Troy, USA, and a Ph.D. in electric power engineering from the same institution. He served as a member of the boards of directors of Empresa de Energía de Boyacá - EBSA, Transportadora de Gas Internacional - TGI, Transportadora de Energía de Centroamérica S.A. in Guatemala, Cálidda Energía S.A.C. in Perú, Contugas S.A.C. in Perú, Empresa de Energía de Cundinamarca - EEC, companies of the Grupo de Energía de Bogotá - GEB, ITANSUCA, OPAIN, the technology business incubator Innovar of COLCIENCIAS, SOFTEC, and was an alternate board member of PROMIGAS. He also served as Country Manager of Northland Power Inc. and Electryon Power Inc., both Canadian companies, Manager of Delphi Capital Partners, president of CONALVIAS, Vice President of corporate planning and shareholders portfolio of Empresa de Energía de Bogotá (currently Grupo de Energía de Bogotá - GEB), general manager of SNC Lavalin Inc., as well as senior partner, Technical Manager and General Manager of Consultoria Colombiana S.A. – CONCOL. Similarly, Mr. Torres, in his former leadership roles he has contributed with his expertise in cybersecurity and cyber defense policies and practices. Between 1980 and 2012, he was a professor at Universidad de Los Andes in the Faculty of Electrical and Electronic Engineering. He is an independent member of Ecopetrol’s board of directors since March 2024. Currently, he is the financial and accounting expert of the Board of Directors of Ecopetrol.

Dr. Torres Macías has expertise in (i) the energy business; (ii) energy transition; (iii) administration, senior management, and leadership; (iv) finance; (v) business risk management; (vi) human resources and/or talent development; (vii) legal matters and/or corporate governance; (viii) technology and/or innovation; (ix) health, safety, and/or environment - HSE; (x) sustainability; (xi) cybersecurity; (xii) climate change; and (xiii) business strategy and project management. As a member of Ecopetrol’s board of directors, he is periodically trained in ethics, compliance and risk management matters.

Ricardo Rodríguez Yee is an Industrial Engineer from the Universidad Distrital Francisco José de Caldas, and a Ph.D. candidate at the Università degli Studi di Palermo in the Model Based Public Planning, Policy Design and Management program. He holds master’s degrees in organizational management from the Université du Québec à Chicoutimi and in Industrial Engineering from the Universidad de los Andes.

He has served as Deputy Comptroller for the Mining and Energy Sector and Vice at the office of the Comptroller General of the Republic, leading fiscal investigations into companies such as Reficar, Bioenergy, Propilco, Hidroituango and Electricaribe. Also, he served as Director of the Mining and Energy Planning Unit, contributing to the indicative planning and strategic development of the sector. He led corporate restructurings in state-owned companies such as Enertolima, Barranquilla Telecomunicaciones, Gecelca, Emsirva and Cedelca and acted as an advisor on investment and strategy to the Chief of Staff of the National Army, the General Commander of the Colombian Armed Forces, the UNDP, the FNG, the Ministry of Mines and Energy, the Office of the Inspector General, the National Federation of Departments and Ecopetrol.

Mr. Rodríguez Yee has expertise in: (i) the energy industry; (ii) energy transition; (iii) administration, senior management and leadership; (iv) government and/or public policy; (v) finance; (vi) business risk management; (vii) human resources and/or talent development; (viii) legal affairs and/or corporate governance; (ix) technology and/or innovation; (x) health and environment; (xi) sustainability; and (xii) business strategy and/or project management.

Luis Felipe Henao Cardona is currently a member of the board of directors of EPM and Director of Lambda Consultoría. He holds a degree in Law from Universidad del Rosario and is a Ph.D. candidate in Law at the University of Salamanca. He also holds specialization degrees in business law from Universidad del Rosario and Criminal Law from the University of Salamanca.

He served as Minister of Housing, Land, and Territory (2013–2016) and previously held roles as Vice Minister of Housing and Vice Minister of Participation and Equal Rights. Additionally, he was Secretary General of the Ministry of the Interior and Justice and the Ministry of Environment, Housing, and Territorial Development. He has been a columnist for El Espectador and El Tiempo and a panelist for Hora 20.

Mr. Henao Cardona has expertise in: (i) the energy industry; (ii) energy transition; (iii) administration, senior management and leadership; (iv) government affairs and public policy; (v) finance; (vi) human resources and/or talent development; (vii) legal and/or corporate governance issues; (viii) the environment; and (ix) business strategy and project management.

Board of Directors from March 2024 to March 2025

Non-independent members:

•	Lilia Tatiana Roa Avendaño
•	Edwin Palma Egea

Independent members:

•	Ángela María Robledo Gómez
•	Mónica de Greiff Lindo
•	Luis Alberto Zuleta Jaramillo
•	Gonzalo Hernandez Jiménez (Independent since May 1st, 2024)
•	Guillermo García Realpe
•	Álvaro Torres Macías (nominated by the hydrocarbon producing departments)
•	Juan José Echavarría Soto (nominated by the minority shareholders with largest shareholding)

Mr. Edwin Palma Egea presented his resignation as member of Ecopetrol’s Board of Directors, effective on March 6, 2025.

On August 30, 2024, Mr. Juan José Echavarría Soto and Mr. Luis Alberto Zuleta Jaramillo presented their resignations as independent members of the Ecopetrol’s Board of Directors, which became effective on November 9, 2024.

The information below sets forth the names and business experience of directors Gonzalo Hernández Jiménez, Edwin Palma Egea, Luis Alberto Zuleta Jaramillo and Juan José Echavarría Soto. For the business experience of directors Lilia Tatiana Roa Avendaño, Ángela María Robledo Gómez, Mónica de Greiff Lindo, Guillermo García Realpe and Álvaro Torres Macías, please refer to title “Board of Directors from March 2025” immediately above.

Gonzalo Hernández Jiménez currently holds the position of Professor at Pontificia Universidad Javeriana’s department of economics. He is also a member of the board of directors of Financiera de Desarrollo Nacional (FDN), and of the Aris Mining Corporation, located in Canada. He is an economist from the Pontificia Universidad Javeriana, with a master’s degree and Ph.D. in Economics from the University of Massachusetts, Amherst. He was a member of the boards of directors of Grupo Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health (ADRES, for its acronym in Spanish). He was a member of Ecopetrol’s Board of Directors since October 24, 2022. He was a non-independent member of Ecopetrol’s Board of Directors until April 30, 2024, and as of May 1st, 2024 he was an independent member.

Mr. Hernández Jiménez has expertise in: (i) administration, senior management and leadership; (ii) financial and securities markets; (iii) human resources and/or talent development; (iv) legal affairs and/or corporate governance; (v) business strategy and project management; (vi) health, safety and/or environment; (vii) sustainability, (viii) energy industry, and (ix) government affairs and public policy As a member of Ecopetrol’s board of directors, he was periodically trained in ethics, compliance and risk management matters.

Edwin Palma Egea currently serves as Minister of Mines and Energy of Colombia and previously served as special agent for AIR-E S.A.S. and as Vice Minister of Labor Relations and Inspection at the Ministry of Labor. He holds a bachelor’s degree in law from Universidad Cooperativa de Colombia in Barrancabermeja, as well as graduate degrees in labor law and social security from the Universidad Libre de Colombia in Socorro, Santander. He also holds a graduate degree in constitutional law and a master’s degree in law with a focus on labor law, both from Universidad Externado de Colombia in Bogotá. He also completed the Specialization Course for Latin American Experts in Labor Relations at Universidad de Castilla-La Mancha, Spain. He worked for Ecopetrol for approximately two decades, served as an arbitrator in legal disputes for the Company for more than 10 years, and led the Unión Sindical Obrera (USO) as the National Board Chair from 2018 to 2021. He was a non-independent member of Ecopetrol’s Board of Directors since March 2024.

Mr. Palma Egea has expertise in: (i) administration, senior management, and leadership; (ii) governance and/or public policy; (iii) human resources and/or talent development; (iv) legal matters and/or corporate governance; and (vi) health, safety and/or environment. As a member of Ecopetrol’s board of directors, he was periodically trained in ethics, compliance and risk management matters.

Luis Alberto Zuleta Jaramillo is an economist from the Universidad de Antioquia with a Master of Sciences in Economic Development from the University of Strathclyde in the United Kingdom. He is currently an economic and financial consultant to the audit committee of Bancolombia, Banco Agromercantil of Guatemala and Banistmo of Panama, as well as an Associate Researcher for Fedesarrollo, and a university professor. He has been a member of the boards of directors of Medellín’s Metro, Carbocol, Banco Caja Social, Corporación de Ahorro y Vivienda Colmena, Compañía de Financiamiento Comercial Sufinanciamiento, Bancolombia, Suramericana, Bolsa Mercantil de Colombia, Protección S.A. and member of the governing board of Fundación Social. Mr. Zuleta has served in the following committees: financial and audit committee of the manufacturing company Grupo Crystal S.A.S. and financial committee of ICETEX. Additionally, he is a member of the board of directors of the nonprofit Fundación Pro Niñez Gabriel Herrera Rogelis.  He was an independent member of the Board of Directors of Ecopetrol, Chairperson of the Board´s Audit and Risk Committee and financial and accounting expert from March 2023 to November 9, 2024.

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

Juan José Echavarría Soto is an Administrative Engineer from the School of Mines, Universidad Nacional de Colombia, he completed a non-degree program in economics at Harvard University and holds a master’s degree in economics from Boston University and a PhD in Economics from Oxford University. He served as a member of the board of directors of Ecopetrol for four months in 2016. He has been an associate researcher at Fedesarrollo and a university professor He previously served as general manager and director of the Nation´s Central Bank (Banco de la República), as a Consultant of the Development Bank of Latin America (CAF), the Inter-American Development Bank (IDB), the Ministry of Commerce and Finagro, Director of the Mission for the Restructuring of Coffee in Colombia, Executive Director of Fedesarrollo, Plenipotentiary Minister of the Colombian Mission to the Organization of American States (OAS), advisor in the area of international trade at the OAS, Vice Minister of Foreign Trade of Colombia and principal negotiator of the Colombia- Chile, Colombian– Central America, Colombia – Caricom, and Colombia ‐ G3 trade agreements, and dean of the Faculty of Economics at Universidad Nacional de Bogotá.

Mr. Echavarría has served on the Boards of Directors of Isagen S.A., Banco de la República, Bolsa y Banca, and Fiduciaria Bogotá. He has been a member of the board of directors of the nonprofit Alejandro Ángel Escobar Foundation. He was an independent member of Ecopetrol’s board of directors, nominated by the minority shareholders with the second largest shareholding (after the Nation), from March 2023 to November 9, 2024, and was the Chairperson of the Board’s Corporate Governance and Sustainability Committee from November 2023 to November 2024.

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

Board of Directors from March 2023 to March 2024

The previous Board of Directors was elected at the Ordinary Shareholders Meeting held on March 30, 2023. Such Board named Saúl Kattan Cohen as Chairperson and Mauricio Cabrera Galvis as Vice Chairperson. Hence, from January 2024 to March 22, 2024, the Board was composed as follows:

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

The information below sets forth the names and business experience of each of the Directors elected at the General Shareholders Ordinary Meeting held on March 30, 2023. For the business experience of directors Gonzalo Hernández Jiménez, Luis Alberto Zuleta Jaramillo and Juan José Echavarría please refer to the title “Board of Directors from March 2024 to March 2025” immediately above. For the business experience of Monica de Greiff Lindo, please refer to the title “Board of Directors from March 2025” above.

Gabriel Mauricio Cabrera Galvis works on investment banking and financial consulting activities as the Director of the firm Cabrera & Bedoya, Banqueros de Inversión. He has been member of the Boards of Directors of the Asociación para la Promoción de las Artes (PROARTES), Lloreda S.A., and Financiera de Desarrollo Nacional. He has also served as President of the Banco de Occidente and Fundación FES, Dean of the Faculty of Economics of Universidad Externado, General Director of Public Credit at the Ministry of Finance and Public Credit, Head of the Global Planning Unit of the National Planning Department, and Technical Vice President, Director of the Economics Department and researcher at Asociación Bancaria de Colombia. He has been also a former director of Clínica DIME S.A., Fabricato S.A., Grupo Energía Bogotá, Empresa de Teléfonos de Bogotá, Propal, Banco de Bogotá, ISA, Carbocol, Astorga S.A., Giros y Finanzas C.F.C., Incorbank S.A. and Ecopetrol S.A. (from 2017 to 2019). He holds a B.A. degree in Philosophy from the Pontificia Universidad Javeriana and a Master’s degree in economics from Universidad de los Andes and is a Ph.D. candidate from the London School of Economics. He had published various books on economic policies and articles on monetary exchange policy and fiscal policy. He was an independent member of Ecopetrol’s Board of Directors from October 24, 2022 to March 22, 2024, and during such period served as the Vice-Chairperson of the Board and Chairperson of its Remuneration, Nomination and Culture Committee.

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

Saúl Kattan Cohen was the President of the firm SK Consulting Partners Corp. He has been the liquidator of the companies of Grupo Transtel and an alternate member of the Board of Directors of Tikva S.A. He has served as President of Empresa de Telecomunicaciones de Bogotá, NFCGC Investments and Blockbuster Video Colombia and was a Financial and Economic Researcher at Colombia’s central bank (Banco de la República). He has been a member of several Boards of Directors, including Colombia Móvil (TIGO), Empresa de Energía de Bogotá, Contact Center Americas, Colvatel, Skynet, Kokoriko and Pepe Ganga. He holds a bachelor’s degree in economics from the Universidad de los Andes in Bogotá, and he attended the Executive Management Program at the Instituto de Alta Dirección Empresarial (INALDE) in Bogotá and the Advanced Management Program at the Wharton Business School at the University of Pennsylvania. He was an independent member of Ecopetrol’s Board of Directors from October 24, 2022 to March 22, 2024, and during such period served as the Chairperson of the Board and Chairperson of its Business Committee and its Technology and Innovation Committee.

Mr. Kattan Cohen has expertise in: (i) administration, senior management and leadership; (ii) government affairs and public policy; (iii) financial and securities markets; (iv) business risk management; (v) human resources and talent development; (vi) legal matters and corporate governance; (vii) technology and innovation; (viii) cybersecurity; and (ix) business strategy and project management. As a member of Ecopetrol’s Board of Directors, he was periodically trained in ethics, compliance and risk management matters.

Esteban Piedrahíta Uribe previously held the positions of Chairperson of the Chamber of Commerce of Cali, General Director at Departamento Nacional de Planeación, Advisor to the President and then Senior Specialist at the Inter-American Development Bank, Economic Editor of Semana magazine, General Manager of Endriven Colombia/Gas Meridional S.A.S. E.S.P., member of the Advisory Council of Fundación Panthera, member of the board of directors of Cementos Argos S.A., among others. He holds a degree in Economics from Harvard University and a Master’s degree in Philosophy and History of Science from the London School of Economics and Political Science. He is currently the Dean of Icesi University and has served as member of the Boards of Directors of Grupo Argos S.A, Compañía de Seguros Bolívar S.A. and Seguros Comerciales Bolívar S.A. He has also been a member of the Board of Trustees of Fundación Sidoc and Centro Internacional de Entrenamiento e Investigaciones Médicas (CIDEIM). He was a member of the Board of Directors of Ecopetrol from April 2019 to March 22, 2024. He was an independent member and Chairperson of the Board’s Corporate Governance and Sustainability Committee until November 2023, and as of such date, he was a non-independent member of the Board.

Mr. Piedrahíta Uribe has experience in: (i) the energy industry; (ii) energy transition; (iii) administration, senior management and leadership; (iv) government affairs and public policy; (v) business strategy and project management; and (vi) legal matters and/or corporate governance. In addition to the aforementioned positions, Mr. Piedrahíta Uribe has experience in: (i) finance and securities markets, having worked as Investment Banker with Salomon Brothers in New York and Estrategias Corporativas in Bogotá; and (ii) climate change and sustainability, having served as independent member of the Investment Committee of the MGM Sustainable Energy Fund (MSEF) I and II. As for technology and innovation, Mr. Piedrahíta Uribe founded two internet companies: Laciudad.com and Zoom Media Group and participated in the Massachusetts Institute of Technology’s program “Massachusetts Institute of Digital Business Strategy: Harnessing Our Digital Future”. As a member of Ecopetrol’s Board of Directors, Mr. Piedrahíta Uribe was periodically trained in ethics, compliance, and risk management matters.

Sandra Ospina Arango has over 31 years of experience in the energy industry. She had co-led projects and initiatives for the development and upgrading of national electricity systems; participated in formulating regulations and standards for the future development of smart grids and renewable energies, and in shared-value initiatives between the State, academia and industry, supporting innovation and regional entrepreneurship. She is an Electrical Engineer, licensed in Physical Mathematics from Universidad del Valle. She holds a graduate studies degree in Energy Transmission and Distribution and a master’s degree in Energy Generation from the aforementioned university. She has been a professor of the master’s in engineering at Universidad del Valle and has participated on projects on I+D+I (Research, Development and Innovation, for its acronym in Spanish) at Universidad del Valle. She is a Ph.D. candidate in Electrical and Electronic Engineering at the same University and has led the Smart Grid Group of the Regional Energy Integration Commission (CIER, for its acronym in Spanish) – Latin America. Throughout the past years she has served in management positions at Celsia Colombia S.A. E.S.P. and has been a member of various steering committees in the energy sector for various entities. She was an independent member of Ecopetrol’s Board of Directors from October 24, 2022 to March 22, 2024, and during such period served as the Chairperson of the Board’s HSE (Health, Safety & Environment) Committee.

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

Claudia González Sánchez is a lawyer from the Universidad del Rosario with a specialization in financial legislation from the Universidad de los Andes. She served as a member of the Board of Directors of Ecopetrol from March 2018 to March 2019. She is currently the Executive President of the Asociación Colombiana de Corredores de Seguros or “ACOAS,” an association that represents insurance brokers. She served as Legal Secretary of the Presidency of the Republic, Secretary General of the Ministry of Finance and Public Credit, Secretary General of the Ministry of Mines and Energy, Secretary General of the Administrative Department of Security (DAS), National Administrative and Financial Director of the Attorney General’s Office and Deputy Director of Programming for the Central Sector of the National Planning Department (DNP).

Ms. Gonzalez has been a member of the board of directors of various companies including Gecelca, Fiduprevisora S.A., Central de Inversiones S.A. (CISA), Sociedad de Activos Especiales S.A.S. (SAE), Coljuegos, Unidad de Gestión Pensional y Parafiscales (UGPP), Urrá S.A. E.S.P. and Ecopetrol S.A. Given her professional background, she has experience in: (i) the energy industry; (ii) administration, senior management, and leadership; (iii) government affairs and/or public policy; (iv) business risk management; (v) human resources and talent development; and (vi) legal affairs and corporate governance. As a member of Ecopetrol’s Board of Directors, she was periodically trained in ethics, compliance and risk management matters.

7.3.1	Board Practices

Currently, our Board of Directors is composed of nine members and is responsible for, among other roles, establishing our general business policies. The majority of the Board of Directors must be independent, their independence is determined pursuant to the criteria set out in paragraph two, Article 44, Law 964, 2005, and they must be elected in accordance with the procedure determined in Decree 3923, 2006, or any other provisions that regulate, amend, replace or add such regulations. In addition, pursuant to our bylaws and in accordance with the procedures described therein, the slate of candidates must include, for the last two seats in the Board of Directors, the name of one individual jointly proposed by departments that produce hydrocarbons and one individual jointly proposed by the ten minority shareholders with the largest shareholding participation. According to the Colombian law and the internal regulations, the members of the Board of Directors must be elected by the General Shareholders Assembly in accordance with a proportional representation system similar to cumulative voting (through an electoral quota voting system). The number of votes required to fill each position is calculated by dividing the number of possible votes by the number of open board positions. The members of the Board of Directors may be elected without an electoral quota voting system when there is unanimity. Pursuant to our bylaws, (i) positions on our Board of Directors are appointed in a personal capacity, (ii) at least three members appointed for a specific period must be current members from the preceding period, without including candidates for seats eight and nine, (iii) with retroactive effect to 2021, Directors will be elected for a four-year institutional term, and (iv) members of the Board may be re-elected more than once for the same four-year term without exceeding a total of three terms. Our current Directors were elected at the General Shareholders Assembly held on March 28, 2025.

Our CEO is appointed by the Board of Directors and, as the Company’s general legal representative, will have at least two personal alternates. The CEO is elected and freely removed by the Board of Directors. In accordance with our bylaws, the Board of Directors must evaluate the performance of the CEO. Such results are published in Ecopetrol’s website or in an alternative media vehicle.

The remuneration of our Directors is set exclusively by the shareholders at the General Shareholders Assembly. Currently, Directors are remunerated for attending board meetings and committee meetings. A Board meeting requires a quorum of at least five members and decisions are approved with a majority of the Directors present.

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

On March 22, 2024, the General Shareholders Assembly approved, among others, an amendment to the Company’s bylaws consisting of that the General Shareholders Assembly must approve the succession policy for the members of the Board of Directors.

On March 28, 2025, the General Shareholders Assembly approved, among others, the succession policy for the members of the Board of Directors, since it is the corporate body responsible for approving the succession policy proposed by the Board of Directors. The succession policy maintains the purpose of ensuring an organized replacement of its members and reflects the Company’s preparedness to face any changes arising from handovers in its directorate, a characteristic valued by the Company’s shareholders. The succession policy reduces uncertainty and provides additional surety regarding the transparency and dependability of the selection process for the members of the Board of Directors.

The policy regulates the capacities, obligations, and requirements for the nomination and election of the board members in order to strengthen the transparency of the selection process and guarantee that their capacities contribute to the fulfillment of Ecopetrol’s objectives and strategic plans.

This Policy is part of the corporate rules concerning the succession of the Board of Directors.

Gender diversity

Furthermore, in 2021 Ecopetrol became part of the 30% Club, a global campaign intended to increase gender diversity on boards of directors, whereby Ecopetrol committed itself to boosting efforts to achieve 30% participation of women in senior positions at the Company within a reasonable timeframe; and also, on the boards of the other affiliates of the Ecopetrol Group by adopting a progressive plan. In 2023, the Company ratified its goal to promote an increased participation of women in the boards of directors of companies of the Ecopetrol Group.

Part of this commitment is reflected in the appointment of women on the boards of directors of the Ecopetrol Group, with a participation of 23% in 2024. In 2024, 94 of the 408 positions on the boards of directors of the Group’s companies were held by women.

As for Ecopetrol’s Board of Directors, on January 10, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws that requires that at least 30% of the members of the Board of Directors must be women. The current Board of Directors, whose members were appointed on March 28, 2025, is comprised of three women. The amendment aims to promote gender plurality and it anticipates the requirement set forth in Colombia’s National Development Plan (PND for its acronym in Spanish) according to which 30% of the board members of the boards of directors of securities issuers must be women as of 2026.

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

Table 69– Composition of committees of the Board of Directors since April 23, 2025

Audit and Risk Committee	Remuneration, Nomination, and Culture Committee
Álvaro Torres Macías (Chairperson)	Guillermo García Realpe (Chairperson)
Ángela María Robledo Gómez	Mónica de Greiff Lindo
Mónica de Greiff Lindo	Lilia Tatiana Roa Avendaño
Guillermo García Realpe	Alberto José Merlano Alcocer
Ricardo Rodríguez Yee	Luis Felipe Henao Cardona

Corporate Governance and Sustainability Committee	Business Committee
Luis Felipe Henao Cardona (Chairperson)	Mónica de Greiff Lindo (Chairperson)
Ángela María Robledo Gómez	Guillermo García Realpe
Guillermo García Realpe	Álvaro Torres Macias
Lilia Tatiana Roa Avendaño	Alberto José Merlano Alcocer
Alberto José Merlano Alcocer	Hildebrando Vélez Galeano
Ricardo Rodríguez Yee
Luis Felipe Henao Cardona

HSE Committee	Technology and Innovation Committee
Ángela María Robledo Gómez (Chairperson)	Ricardo Rodríguez Yee (Chairperson)
Mónica de Greiff Lindo	Ángela María Robledo Gómez
Álvaro Torres Macias	Álvaro Torres Macias
Lilia Tatiana Roa Avendaño	Lilia Tatiana Roa Avendaño
Hildebrando Vélez Galeano	Hildebrando Vélez Galeano

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

Our Board of Directors has determined that Álvaro Torres Macías qualifies as an “audit committee financial expert” and he is independent under the definition of “independent” applicable to us under the rules of the NYSE.

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

Pursuant to our bylaws, the majority of the Board of Directors must be independent. As of the date of this annual report, we have six independent Directors and three non-independent Directors. The criteria to determine the independent status of Board members is set forth in Colombian Law 964 of 2005, Article 44, Paragraph Two.

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

Ecopetrol defines its organizational structure according to Law 1118 of 2006 and its bylaws. Senior management includes positions responsible for general management, policy formulation, and the adoption of plans and projects. Their main functions are: (i) defining and evaluating long-term strategy, (ii) formulating policies, directing the Ecopetrol, (iii) approving plans and projects, (iv) monitoring in senior management committees, and (v) verifying the internal control and risk system. The senior management positions mentioned within this chapter report to the Chief Executive Officer and Vice Presidents, and to the Executive Vice President of Hydrocarbons.

On April 26, 2024, we announced the following senior management changes and appointments:

1.

Rafael Ernesto Guzmán Ayala, former President of Hocol, was appointed acting COO as of May 11, 2024 and served in that position until his appointment as Executive Vice President of Hydrocarbons in January 2025 Alberto Enrique Consuegra Granger, who had been serving as Chief Operating Officer (COO), served until May 10, 2024.

2.	Felipe Trujillo López as Vice President Commercial and Marketing. Dr. Trujillo has been in charge of this Vice-Presidency since January 20, 2024.
3.	Victoria Irene Sepúlveda Ballesteros as Corporate Vice President of Human Resources. Dr. Sepúlveda has been in charge of this Vice-Presidency since January 19, 2024.
4.	María Cristina Toro Restrepo as Legal Vice President effective as of May 7, 2024.

On June 28, 2024, we announced the following senior management changes:

1.

Sandra Lucía Rodríguez, who served as Vice President of Sustainable Territorial Development, was appointed the Corporate Vice Presidency of Territorial Transformation and Health Safety and the Environment.

2.	Jaime Pineda, who served as Vice President of Procurement and Services, was appointed the Vice Presidency of Administration and Services.
3.

Germán González, who served as Vice President of Corporate Affairs and Secretary General, took on the position of Secretary General and became in charge of the Corporate Directorate of Institutional Relations and Communications.

4.

As a result of the voluntary resignation to the Company by María Catalina Escobar, the former Corporate Vice President of Finance and Sustainable Value in charge, the Board appointed Javier Cárdenas, who previously served as Control and Reporting Manager, as Vice President in charge.

On July 31, 2024, we announced the following senior management changes:

1.	Sandra Lucía Rodríguez as Corporate Vice President of Territorial Transformation and HSE as of August 1, 2024. Sandra has been in charge of this vice presidency since June 28, 2024.
2.	Camilo Barco Muñoz as Corporate Vice President of Finance and Sustainable Value as of August 20, 2024.
3.	Jaime Andrés García as Vice President of Procurement and Services as of September 2, 2024.
4.

Alberto José Vergara Monterrosa as Corporate Director of Compliance as of August 1, 2024. Alberto was in charge of the Corporate Compliance Vice Presidency since April 2024 and the Corporate Compliance Directorate since June 6, 2024.

On August 30, 2024, we announced Nicolás Azcuénaga Ramírez, whose former position was Corporate Vice President of Strategy and New Businesses, who held that position until September 15, 2024 by mutual agreement. As his replacement, the Board of Directors appointed Julián Lemos Valero, Mergers and Acquisitions Manager, as acting Corporate Vice President of Strategy and New Businesses, effective September 16, 2024 and until the appointment of the position is made.

On October 1, 2024, we announced Juan Carlos Hurtado Parra as Vice President of the Upstream segment, who was in charge of this department since June 15 and assumed the position permanently as of October 1.

On October 16, 2024, we announced Carlos Mauricio Avila Saldarriaga was appointed as Vice President of Subsidiaries and Assets with Partners.

On December 13, 2024, we announced the following senior management changes:

1.

Germán González Reyes, who was serving as Secretary General since September 29, 2023 and Acting Director of Institutional Relations and Communications since June 28, 2024, held that role until January 17, 2025.

2.

Cristina Toro Restrepo, the former Corporate Legal Vice President, as Acting Secretary General, effective as of January 18, 2025, until the position was permanently filled by María Cristina Toro Restrepo on January 31, 2025.

3.

Rodolfo García Paredes, former Hydrocarbons Legal Manager, as Acting Corporate Legal Vice President, effective as of January 18, 2025, until was permanently filled by María Cristina Toro Restrepo on January 31, 2025.

4.	Diana Marcela Jiménez, former Regulatory Strategy Manager, as Acting Director of Institutional Relations and Communications, effective as of January 18, 2025, until the position is permanently filled.

On January 15, 2025, we announced the following senior management changes:

1.

Walter Fabián Canova, who had served as Vice President of Refining and Industrial Processes, performed his duties until January 15, 2025 and terminated his employment contract by mutual agreement after working at the Company for more than seven years.

2.	Felipe Trujillo López, current Vice President of Commercial and Marketing, serves as Vice President of Refining and Industrial Processes until a permanent appointment is made.
3.	Julio César Herrera serves as Vice President of Commercial and Marketing in charge and until a permanent appointment is made.

On January 31, 2025, we announced the following senior management changes:

1.	María Cristina Toro Restrepo was confirmed as Corporate Legal Vice President and General Secretary. This Vice Presidency reports directly to the President.
2.	Rafael Ernesto Guzmán Ayala was appointed Executive Vice President of Hydrocarbons. He will continue to report directly to the President.

On April 23, 2025, we announced the following senior management changes:

1.	Diana Marcela Jimenez Rodriguez was confirmed as Director of Institutional Relations and Communication.
2.	Julian Fernando Lemos Valero was confirmed as Corporate Vice President of Strategy and Business Development.
3.	Julio Herrera was confirmed Vice President of Commercial and Marketing.

The following presents information concerning our executive officers and senior management as of April 23, 2025. Unless otherwise noted, the majority of these individuals are Colombian citizens.

Executive Officers

Ricardo Roa Barragán has served as the Chief Executive Officer of Ecopetrol S.A. since April 2023. Since joining Ecopetrol, he has led the Group’s energy transition, achieving significant progress in energy efficiency, in the expansion of renewable energy portfolio within the Group’s operations, as well as strengthening ISA’s energy transmission and roads businesses. Mr. Roa has also strengthened the role of the hydrocarbons business and its contribution to the national economy and to Ecopetrol’s shareholders. He has an extensive 30-year-plus professional career as CEO, General Manager and Director, with significant achievements in energy and gas companies in United States, Brazil, Peru, Guatemala, Honduras and Colombia. His vast experience includes roles as General Manager of Electrificadora de Santander, Director of Commercialization and Business Manager in Energy and Methanol of Ingenios Incauca and Providencia, President of Transportadora de Gas Internacional TGI, President of Grupo Energía Bogotá, General Manager of Controles Eléctricos de Colombia, President of Central Termoeléctrica La Luna, and General Manager of Empresa Energía Honduras. He holds a degree in mechanical engineering from Universidad Nacional de Colombia, and specialization in Engineering Management Systems from Pontificia Universidad Javeriana.

Rafael Ernesto Guzman has served as Chief Operating Officer of Ecopetrol S.A. since May 2024. Prior to this role, he was President and CEO of Hocol, Ecopetrol S. A’s upstream subsidiary since March 2019 and Technical Vice-President of Ecopetrol S.A since May 2013. Mr. Guzman has over 25 years of experience in the oil and gas industry, where he has held several positions as regional production manager. Mr. Guzman worked with ENI in managerial positions in Europe and Latin America and in BP, where he started his professional career as a Senior Reservoir Engineer for the large Cusiana field. Mr. Guzman holds a B.S. degree in Petroleum Engineering from Universidad America in Colombia (1995), a M.S. in Petroleum Engineering and a PhD in Petroleum Engineering with minor in Mathematics both from Stanford University.

Camilo Barco Muñoz, has served as Corporate Vice President of Finance and Sustainable Value since August 30, 2024. He is a Senior Executive with more than 30 years of successful experience in management positions, both in the public and private sectors. Currently, certified ESG Member of several Boards of Directors in Colombia– Jaramillo Mora Constructores JMC, Banco Agrario de Colombia BAC, FONDES, OZONO ESP and for former member of other important Boards in large companies across Latin America, including among others: Ecopetrol, Bancoldex, Telefónica, ISA Capital do Brasil, CTEEP, Red Eléctrica del Perú, Intervial Chile, INFRAMCO and Metro de Bogotá. He is a dynamic and encouraging leader with strong competencies in high performance team management, strategic planning, corporate governance, corporate finance and new business structuring and development. As an Investment Banker, he participated in the structuring and execution of an extensive number of transactions, either in advisory (M&A), Structured finance and debt capital markets. Previously, as a Consultant, he accompanied the Colombian Government and a wide list of public and private companies in the execution of strategic projects aimed at sustainability and value generation. In addition, Mr.Barco served as Country Head of Investment Banking of Banco Itaú in Colombia; General Director of State-Owned Enterprises in the Ministry of Finance and Public Credit (holding entity of state companies); Managing Director Head of Investment Banking at BBVA Colombia; CFO of Grupo ISA; Manager of Financial Consulting at Deloitte; and Advisor to UNDP for the Privatization and Concessions Program in Colombia. He is a lawyer from Universidad del Rosario, Specialist in financial law from Universidad de los Andes, has carried out various executive courses in Corporate Finance, Capital Markets and International Finance at Chicago Booth School of Business and at the London School of Economics-LSE.

Management Team

Juan Carlos Hurtado Parra has served as Vice President of Upstream since October 1, 2024. He is an electrical engineer, and has a Master in Business Administration (MBA) in international oil and gas as well as a specialization in Project Evaluation and Development. Mr. Hurtado has worked for over 27 years in the oil and gas sector, including extensive experience in executive positions within Ecopetrol and and Transportadora de Gas Internacional (TGI). Mr. Hurtado’s professional expertise includes resource management and coordination, processes and project methodologies, the development and operation of hydrocarbon production fields, and gas transport system operation and maintenance processes management, among others.

Alexander Cadena Motezuma has served as President of Cenit since May 2024. He previously served as President of Ocensa as of March 2020, President of ODL from 2018 to 2020, and Director of Strategy and New Business at Cenit from 2012 to 2016. Alexander has held multiple leadership positions in Ecopetrol, including New Business Manager for Downstream, Head of the Risk Management Unit in the Financial Vice Presidency, Gas Management Coordinator in the Business Management area, and served as Process Engineer at the Barrancabermeja Refinery. Additionally, he has been member of the boards of directors of Ocensa, ODL, ODC, Empresa de Energía de Bogotá, Bioenergy, Gases de la Guajira, Gasoriente, Surtigás, and Invercolsa, among others. A Chemical Engineer from the Universidad Industrial de Santander, Mr. Cadena boasts over 30 years of experience in the energy sector in the areas of production and transportation of hydrocarbons, natural gas, electricity, renewable energies, regulation, and competitiveness. Additionally, he holds a Master’s in Business Administration from Universidad Externado de Colombia.

Felipe Trujillo is the Acting Vice-President of Refining and Industrial Processes in charge of the Ecopetrol Group since January 2025. He has been a member of the board of directors of Ecodiesel and Ecopetrol US Trading. He is an Industrial Engineer from Pontificia Universidad Javeriana, with a Specialization in Strategic Marketing from “Colegio de Estudios Superiores de Administración - CESA” and has an MBA from “Universidad de Los Andes.” He has 26 years of experience in leadership positions in the commercial and marketing departments, including new business structuring. The last 20 years of his work experience have been in the oil and gas industry at Ecopetrol, working in various positions such as National Commercialization Manager, Petrochemicals and Industrials Manager, Downstream New Business Manager and Gas Manager and Vice-President Commercial and Marketing.

David Riaño Alarcón has served as Vice President of Energies for the Transition since August 18, 2023. He has over 28 years of experience in the energy sector, having held leadership positions in companies and entities in the energy and gas sector. His knowledge of the energy market has been attained in renowned companies including Transportadora de Gas Internacional, Empresa de Energía de Cundinamarca, Gas Natural Fenosa, Red de Energía del Perú (ISA), in trade associations such as ACOLGEN and government entities such as the Superintendence of Public Services (SSPD) and the Energy and Gas Regulatory Commission (CREG). He is an electrical engineer with a bachelor’s degree from the University of La Salle and three master’s degrees in economics from Universidad Javeriana, in industrial engineering from Universidad de los Andes, and in business administration from University of Warwick.

Julián Fernando Lemos Valero is the Corporate Vice President of Strategy and Business Development since April 23, 2025. He graduated as a Mechanical Engineer from Universidad Nacional de Colombia and completed a specialization in economic and social appraisal of projects from Universidad de los Andes. Mr. Lemos has 18 years of professional experience in the energy sector, primarily in the assessment of investment opportunities in energy, gas, petrochemicals, and biofuels. His previous positions include Business Development Manager and strategy manager at Mitsubishi Corporation, a Japanese multinational. In Ecopetrol, he has been part of the Corporate Vice Presidency of Strategy and Business Development since 2017, with responsibilities for developing the energy, gas infrastructure, and petrochemicals businesses, among others. He played a prominent role in the team that completed the purchase of ISA in August 2021 and successfully headed the Mergers and Acquisitions Management area from December 2022 to September 2024.

Sandra Lucia Rodriguez Rojas has served as Vice president of Territorial Transformation & HSE since October 2023; managers for Social Prosperity, Dialogue and relations with stakeholders, Sustainability and environmental management, Territorial planning and monitoring, also Territorial Management & HSE for Hydrocarbons as well as energies for transition, all report to her. Ms. Rodriguez is a lawyer from the Pontificia Universidad Javeriana (Bogotá, Colombia) who specialized in business law —at that same university— and in Administrative Law at Universidad Santo Tomás (Bogotá, Colombia). She also holds two masters’ degrees: one in Public Law and another one in Environmental Policy and Management, both from Universidad Carlos III (Madrid, Spain). Before being appointed Ms. Rodriguez served as Colombia’s Deputy Ombudsman for Environmental and Collective Rights since 2018. She was one of the founding members of the Center for Environmental Law Studies at Pontificia Universidad Javeriana (Bogotá, Colombia), conducted research in Administrative Law, Economic Law, and Environmental Regulation since 1998 and stays an Administrative Law and Environmental Law professor for the university graduate programs.

Jaime Andrés García Cuello was appointed as Vice President of Supply and Services in September 2024. Prior to this appointment, he was Executive Vice President of Banco Agrario. Mr. Garcia has 24 years of professional experience, having served in strategic positions in both national and multinational companies. His expertise concentrates on supply chain, operations, purchasing, finance, and shared services management, in roles such as Procurement and Supply Chain Director and Human Capital Supply Chain Vice President of ETB S.A. - E.S.P; Vice President of operations of dexFreight Corp.; Procurement, Administrative and Organizational Development Director of Grupo Empresarial Oleoflores; and Procurement Director of DIRECTV Colombia Ltd. He has also served as advisor to board of Directors in companies and has been a professor at the Universidad del Norte in purchasing and supply management, organizational development and culture, and strategic management and organizational design. He graduated as a Civil Engineer from Universidad de los Andes and has a Master’s in Business Administration from Universidad Politécnica de Madrid, Spain.

María Cristina Toro Restrepo has served as Corporate Vice-President of Legal Affairs and Secretariat since May 7, 2024. She holds a law degree from Universidad de Caldas university. She has completed specialization programs in Mining-Energy Law at Universidad Externado de Colombia and Commercial Law and Tax and Customs Legislation at Universidad de Caldas. In her 26 years of professional experience, she served as General Secretary of Medellin’s public utilities company (EPM), headed the Legal Counsel Office of the Metro of Bogotá, acted as General Secretary of the Metro of Medellín, headed the Labor Relations Management area of EPM, served as General Secretary and Legal Vice President of Grupo Energía de Bogotá, General Secretary of CHEC and Legal Director of Aguas de Manizales. Ms. Toro is a member of Women in Connection, and both the Women Corporate Directors’ Community and Leadership Advisory Board of CESA, a private business administration college in Bogota.

Alberto José Vergara Monterrosa has served as the Corporate Director of Compliance since August 1, 2024. With over 23 years of expertise in Ecopetrol, Alberto José has harnessed his knowledge to simultaneously pursue an academic career, working as a professor at the Universidad Nacional and Universidad Católica de Colombia universities. He is a lawyer from Universidad Nacional with a specialization in Procedural Law from the same university. He also realized additional specializations in business law and contract law from the Universidad Colegio Mayor de Nuestra Señora del Rosario and Commercial Law from the Universidad de los Andes University and holds a Master’s Degree in Private Law from the latter. Prior to this new role, Mr. Vergara worked as Corporate Ethics and Compliance Affairs Manager from 2023 to date and as Compliance Investigations Coordinator from 2020 to 2023 with a corporate purview for the Ecopetrol Group. He joined Ecopetrol in November 2000 and served in various roles in a number of departments, including the Internal Disciplinary Control Office (2000 – 2008), the Internal Audit Directorate (2008 – 2014), the Vice Presidency of Legal Affairs (2015), Head of the Ethics and Compliance Unit (2015), Counselor to the Vice Presidency of Compliance (2015 – 2016), and Corporate Internal Audit Management (2016 – 2020), where he served as Head of Legal Affairs. He has vast knowledge and experience in the independent assurance of management, governance, control, and risk processes within the macro processes and projects of the Upstream, Downstream, Midstream, and corporate segments of the Oil & Gas industry.

Julio Herrera is the Vice President of Commercial and Marketing since April 23, 2025. He is a Certified Public Accountant from Universidad Javeriana and holds studies in Marketing and Sales from Kellogg School of Management at Northwestern University in Chicago, as well as in Finance from the Wharton School of Business at the University of Pennsylvania. With over 30 years of experience in the oil and gas industry. Throughout his career, he has excelled in leadership roles in Finance and Strategy, Planning, Business Development, Operations, Upstream, Downstream, and Midstream. From his various positions at ExxonMobil, BP, Ecopetrol and other American private energy companies, he has been a key player in complex international ventures across the Americas, the Caribbean, Europe, Africa, the Middle East, and Australia. In recent years, he has focused on Crude and Product Marketing in the Americas.

Sergio Andrés Moreno Acevedo, has served as Acting Corporate Vice President of Science, Technology, and Innovation at Ecopetrol S.A, since January 17, 2025. He holds a systems engineer degree from the Industrial University of Santander, with a specialization in technology management. He has over 25 years of experience in transformation, digital strategy, and innovation. He has held key roles in globally oriented companies, leading digital transformation initiatives. His career includes high-responsibility positions with multiple achievements in process optimization from tactical, operational, and strategic perspectives, impacting operational efficiency and service experience. He has strong skills in transformational leadership, strategic planning, adaptability, critical thinking, innovation, and problem-solving.

Victoria Irene Sepúlveda Ballesteros has served as the Corporate Vice President of Organizational Talent since January 19, 2024. She is a lawyer specializing in Commercial Law and an MBA candidate, with nearly 20 years of experience in administrative and human management roles. She has extensive expertise in human talent management and labor relations within companies and business groups in the energy sector in Colombia. Previously, she was the Human Management Manager at Chilco, the parent company in Colombia of the Lipigas Group. She has held corporate roles in business groups as Director of Subsidiaries and Resource Manager. Among her notable projects, her strategic planning stands out, addressing complex situations assertively, constantly seeking to engage with peers and superiors to find the best solutions that add value. She has experience in organizational transformation projects, project management, process management, and continuous improvement.

Ricardo Montes Gómez has served as Corporate Director of Internal Audit for the Ecopetrol Group since September 1, 2016. Mr. Gomez is a Public Accountant from the Universidad Externado of Colombia, holds a Master’s in Business Administration from the INALDE Business School of Universidad de la Sabana of Colombia, and completed the Certified Financial Planning certificate program of Southern Methodist University located in Dallas, USA. He has over 40 years of professional experience both locally and internationally in the Oil & Gas sector, undertaking various leadership roles within Internal Audit and Financial Management, as well as serving as Chief Financial Officer (CFO) and Comptroller of public and private companies within this sector.

Diana Marcela Jimenez Rodriguez is the director of Institutional Relations and Communication since April 23, 2025. She is an electrical engineer from the Universidad de los Andes, with additional qualifications in business administration. She holds a specialization in business administration from UCUF Spain, and she has an executive master’s in business administration from EADA Business School. With over 20 years of experience, Diana has held strategic positions in the energy sector both nationally and internationally. She has served as director for the Ecopetrol Group in Gas and LPG, and Regulatory Strategy, and as vice-president for Institutional Relations, Regulation, and the Environment for the Enel Group in Colombia and Central America. Moreover, she has been business development manager (VP) for Enel Group companies in Colombia and advisor to the CREG.

None of our Directors, Executive Officers or members of senior management has any familial relationship with any other Director, Executive Officer or member of senior management.

7.6	Compensation of Directors and Management

Based on a resolution adopted at our annual shareholders’ meeting in 2012, compensation for Directors’ attendance at meetings of the Board of Directors and/or committee meetings was set to six minimum monthly wage salaries, which totals approximately COP 8.5 million for 2025 and COP 7.8 million for 2024. See Note 31.1 to our consolidated financial statements for more details.

During 2024, the total compensation paid to our Board Directors amounted to COP 6,139 million and the remuneration paid to executive officers and senior management amounted to COP 23,186 million. The latter includes amounts paid to certain Directors, executive officers and senior management pursuant to a bonus plan under which such persons are entitled to receive variable compensation based on the Company’s results for each year. Ecopetrol has a short-term and long-term variable compensation.

The short-term variable compensation for senior management is recognized based on the annual company’s results associated with the achievement of strategic objectives and the goals of the Company´s Balanced Scorecard (“BSC”). 2024 BSC includes metrics based on four strategic pillars: (i) Grow with the Energy Transition (that weighs 25% of the BSC); (ii) Generate Value with sustainability (10%), (iii) Cutting-edge Knowledge (5%), and (iv) Competitive Returns (50%). The remaining 10% of the BSC corresponds to the most important cultural principle for Ecopetrol, “Life First”.

None of the members of our management team are eligible to receive pension and retirement benefits from us.

Implementation of the Long-Term Incentive Plan

Companies have increasingly incorporated incentive compensation plans into their compensation structures, in line with good international practices, to drive exceptional and sustainable results to meet stakeholder expectations. Long-Term Incentives Plans (ILPs for its acronym in Spanish) are designed to generate incremental value for shareholders based on the Company’s proposed objectives and goals. These plans offer senior management a compensation mechanism consistent with the achievement of those strategic objectives and align incentives for beneficiary leaders with the Company’s success in meeting these strategic objectives.

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

Every year, the Board of Directors approves a set of metrics and objectives that are aligned with the corporate strategy and business plan. These objectives are updated periodically and are valid for a three-year term. The metrics and objectives seek to accelerate the path of the energy transition and guarantee the country’s energy sovereignty. They are regularly monitored to ensure that the company stays on track and is making progress towards meeting its strategic goals. Currently, there are three ILP plans in effect:

(i) for the 2022-2024 period, the metrics are Operational Cash Flow – OCF (60%), Greenhouse Gas Emissions (GHG) reduction (20%) and Oil Production (20%);

(ii) for the 2023-2025 period, the metrics are related to Free Cash Flow (FCF) (50%), Reserve Replacement Ratio (RRR) (20%), New Energies (including hydrogen production and incorporation of renewables) (20%), and Greenhouse Gas Emissions (GHG) reduction (10%); and

(iii) for the 2024-2026 period, the metrics are related to Free Cash Flow - FCF (40%), Return on Average Capital Employed - ROACE (20%), Reserve Replacement Ratio - RRR (20%), and Energy Reduction Cost (20%).

Currently, the ILPs are part of the compensation scheme applicable to the CEO, Vice Presidents, equivalent positions, and other positions at Ecopetrol, according to their level of responsibility and relevant performance criteria. This compensation scheme applies to all of Ecopetrol’s subsidiaries.

7.7	Share Ownership of Directors and Executive Officers

The following table sets forth the executive officers and directors that own shares of Ecopetrol S.A. as of January 31, 2025. Under Colombian law, all of our shareholders have the same economic privileges and voting rights.

Table 70 – Executive Officers and Directors owning Ecopetrol’s shares

Executive Officer	Number of shares(1)	% Ownership
Edwin Palma Egea	25	0.0000001%
Juan Carlos Hurtado Parra	2,000	0.0000050%
Luis Felipe Rivera Garcia	13,750	0.0000330%

7.8	Controls and Procedures

Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2024, we evaluated the design and effectiveness of our financial disclosure controls and procedures under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

As of the year ended December 31, 2024, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting has been audited by Ernst & Young Audit S.A.S., an independent registered public accounting firm, as stated in their audit report accompanying our consolidated financial statements.

Audit and Non-Audit Fees

Our consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 were audited by Ernst & Young Audit S.A.S. The following table sets forth the fees billed to us by Ernst & Young Audit S.A.S. during the fiscal years ended December 31, 2024 and 2023.

Table 71 – Fees Billed to us by Ernst & Young Audit S.A.S.

	For the year ended December 31,
COP Millions, excluding 19% Value Added Tax	2024	2023
Audit fees	24,649	23,845
Tax fees	—	—
All other fees	133	132
Total	24,782	23,977

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

Changes in Internal Control over Financial Reporting

There were no changes made in our internal control over financial reporting for the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Ernst & Young Audit S.A.S.’s attestation report on our internal control over financial reporting is included in their audit report accompanying our consolidated financial statements. See Report of Independent Registered Public Accounting Firm to the consolidated financial statements.

Clawback Policy

On November 30, 2023, we approved its claw-back policy providing for the recovery of erroneously awarded incentive-based compensation “received” by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. A copy of our claw-back policy is attached hereto as Exhibit No. 7.1.

Insider Trading Policy

On March 25, 2025, the Company updated its insider trading prevention policy, which provides the guidelines to assist the members of the Board of Directors and their respective committees, the senior management, employees, interns and trainees of the Company, and anyone who by their job, profession or function has access to non-public information of Ecopetrol, to comply with their obligations under the securities and exchange laws and regulations of the Company’s jurisdiction and the jurisdictions in which the Company’s securities are traded. A copy of our insider trading prevention policy is attached hereto as Exhibit 7.2

8.     Financial Statements

Ecopetrol S.A.

Consolidated Financial Statements

As of December 31, 2024, and 2023 and for the three years in the period ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Ecopetrol S.A. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in exhibits 1, 2 and 3 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 23, 2025, expressed an unqualified opinion thereon.

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

Estimation of recoverable amount of long-lived assets in the Cartagena refinery
Description of the Matter

As described in notes 4.13 and 18 of the consolidated financial statements, management assesses at each reporting date, whether there is an indication that long-lived assets may be impaired. If any indication exists, or when annual impairment testing for a cash generating unit (CGU) is required, management estimates the CGU’s recoverable amount. A CGU’s recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is written down to its recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the CGU’s recoverable amount since the last impairment loss was recognized. The reversal of impairment is limited so that the carrying amount of the CGU does not exceed either its recoverable amount or the carrying amount that would have been determined had no impairment loss been recognized for the CGU in prior periods. In 2024, the Company recognized a reversal of impairment loss in the Cartagena refinery CGU, of COP $1,271,120, as disclosed in note 18.2.1 of the consolidated financial statements.

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

Acquisition of the remaining interest in the Joint Operating Agreement (JOA) for the field CPO-09.
Description of the Matter

As described in Note 12 of the consolidated financial statements, on December 31, 2024, Ecopetrol acquired the remaining 45% interest in the field CPO-09 for COP $1,989,695. Considering that the Company previously held a 55% interest in the Joint Operating Agreement for the field CPO-09, this transaction is classified as a business combination achieved in stages in accordance with IFRS 3 – Business Combinations. Under this approach, the Company remeasures its previously held interest to its acquisition-date fair value and recognizes the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. The fair value of the net assets acquired and the previously held interest was determined using the income approach and totaled COP $5,562,201, resulting in a gain on the transaction of COP $1,698,862.

Auditing the business combination achieved in stages was complex and required the involvement of specialists due to the judgmental nature of the assumptions used to determine the fair value of the assets acquired and previously held interest. The significant assumptions used to estimate the fair value of the assets included oil and gas reserves, oil and gas prices and the discount rate, among others.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design, and tested the operational effectiveness of the Company’s controls over its process to estimate the fair value of the assets acquired, including controls over management’s review of the methodology used to develop such estimates and the financial information used by the specialists in determining the significant assumptions described above.

Our audit procedures included, among others, the review of the binding Sale and Purchase Agreement and assessment of the completeness and accuracy of the financial data used in determining the significant assumptions described above.

For the oil and gas reserve estimates used in the valuation, our audit procedures included obtaining the reserve reports from the specialists and evaluating the competence and objectivity of the specialists and management´s qualified persons responsible for overseeing the preparation of the reserve estimates through the consideration of their professional qualifications and experience, as well as the use of generally accepted practices and methodologies in preparing the reserve estimates. We evaluated the completeness and accuracy of the financial assumptions used by the specialists in estimating oil and gas reserves by agreeing the inputs to source documentation and comparing them to historical results. We also tested the underlying data by comparing the oil and gas reserves used in the valuation to the reserve reports prepared by the specialists.

We also evaluated the competence and objectivity of the internal and external specialists used by management in determining the oil and gas prices and discount rate. Additionally, we involved our valuation specialists to assist in assessing the fair value methodology used by management and the determination of the oil and gas prices and discount rate.

Furthermore, we evaluated the related disclosures in the consolidated financial statements.

/s/ Ernst & Young Audit S.A.S.
A member practice of
Ernst & Young Global Limited

We have served as the Company’s auditor since 2016.

Bogotá, D.C., Colombia

April 23, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on Internal Control over Financial Reporting

We have audited Ecopetrol S.A.’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, Ecopetrol S.A. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in exhibits 1, 2 and 3 and our report dated April 23, 2025 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young Audit S.A.S.
A member practice of
Ernst & Young Global Limited

Bogotá, D.C., Colombia

April 23, 2025

Ecopetrol S.A.

Consolidated statement of financial position

(In millions of Colombian pesos)

		As of December 31,
	Note	2024	2023
Assets
Current assets
Cash and cash equivalents	6	14,054,475	12,336,115
Trade and other receivables	7	20,425,640	33,310,642
Inventories	8	10,027,831	10,202,448
Other financial assets	9	851,543	1,860,928
Current tax assets	10	11,455,893	8,111,079
Other assets	11	3,797,677	2,769,029
		60,613,059	68,590,241
Assets held for sale		46,746	24,865
Total current assets		60,659,805	68,615,106
Non–current assets
Trade and other receivables	7	32,136,361	29,781,088
Other financial assets	9	4,388,907	371,847
Investment in associates and joint ventures	13	8,651,873	8,418,632
Property, plant, and equipment	14	107,454,558	95,171,302
Natural and environmental resources	15	47,665,794	45,216,133
Right-of-use assets	16	980,411	841,636
Intangible assets	17	16,413,285	14,714,809
Non-current tax assets	10	12,908,124	10,530,057
Goodwill	19	5,145,785	4,846,667
Other assets	11	1,837,253	1,633,813
Total non–current assets		237,582,351	211,525,984
Total assets		298,242,156	280,141,090
Liabilities
Current liabilities
Loans and borrowings	20	11,287,944	15,550,008
Trade and other payables	21	19,302,124	18,891,434
Provisions for employee benefits	22	3,368,547	3,059,204
Current tax liabilities	10	2,769,379	2,869,225
Accrued liabilities and provisions	23	1,620,506	1,595,249
Other liabilities		1,286,971	1,599,443
Total current liabilities		39,635,471	43,564,563
Non–current liabilities
Loans and borrowings	20	108,677,087	90,265,519
Trade and other payables	21	14,811	27,280
Provisions for employee benefits	22	14,007,664	15,213,509
Non-current tax liabilities	10	14,928,665	13,567,513
Accrued liabilities and provisions	23	12,735,672	14,547,391
Other liabilities		2,329,347	2,702,835
Total non–current liabilities		152,693,246	136,324,047
Total liabilities		192,328,717	179,888,610
Equity
Subscribed and paid in capital	24.1	25,040,067	25,040,067
Additional paid in capital	24.2	6,607,699	6,607,699
Reserves	24.3	24,156,407	17,922,725
Other comprehensive income	24.5	11,912,209	8,674,648
Retained earnings		12,138,221	17,461,488
Equity attributable to owners of parent		79,854,603	75,706,627
Non–controlling interest		26,058,836	24,545,853
Total equity		105,913,439	100,252,480
Total liabilities and equity		298,242,156	280,141,090

Ecopetrol S.A.

Consolidated statement of profit or loss

(In millions of Colombian pesos, except for basic and diluted earnings per share, which are expressed in Colombian pesos)

		For the years ended December 31,
	Note	2024	2023	2022
Sales revenue	25	133,330,428	143,189,602	159,611,078
Cost of sales	26	(86,481,154)	(88,178,198)	(89,458,148)
Gross profit		46,849,274	55,011,404	70,152,930
Administrative expenses	27	(5,103,103)	(5,025,797)	(4,335,695)
Operations and project expenses	27	(5,647,651)	(5,702,162)	(4,743,628)
Impairment recovery (loss) of non-current assets	18	867,428	(2,098,333)	(287,999)
Other operating income (expense)	28	1,497,049	(426,131)	(555,855)
Operating income		38,462,997	41,758,981	60,229,753
Financial result	29
Finance income		1,747,801	2,320,969	1,317,145
Finance expenses		(10,319,316)	(10,384,065)	(8,027,252)
Foreign exchange gain (loss)		51,567	2,397,712	(124,650)
		(8,519,948)	(5,665,384)	(6,834,757)
Share of profits of associates and joint ventures	13	764,366	805,349	768,422
Profit before income tax expense		30,707,415	36,898,946	54,163,418
Income tax expense	10	(12,208,540)	(11,515,875)	(18,963,938)
Net profit for the year		18,498,875	25,383,071	35,199,480
Net profit attributable to:
Owners of parent		13,841,153	21,060,798	31,604,781
Non–controlling interest		4,657,722	4,322,273	3,594,699
		18,498,875	25,383,071	35,199,480
Basic and diluted earnings per share	24.6	336.6	512.2	768.7

Ecopetrol S.A.

Consolidated statement of comprehensive income

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2024	2023	2022

Net profit for the year		18,498,875	25,383,071	35,199,480
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods -net of taxes:
Unrealized (loss) gain on hedges:
Cash flow hedge for future exports		(2,181,202)	3,071,546	(1,528,749)
Hedge of a net investment in a foreign operation		(3,326,425)	6,213,387	(4,987,735)
Cash flow hedge with derivative instruments		(85,122)	173,711	117,913
Financial instruments measured at fair value		(142,717)	(2,393)	829
Foreign currency translation		7,370,955	(18,177,596)	15,960,722
		1,635,489	(8,721,345)	9,562,980
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods -net of taxes:
Remeasurement gain (loss) on defined benefit plans	22.1	1,307,532	(2,734,273)	(668,254)
		1,307,532	(2,734,273)	(668,254)
Other comprehensive income for the year, net of tax		2,943,021	(11,455,618)	8,894,726
Total comprehensive income for the year, net of tax		21,441,896	13,927,453	44,094,206
Comprehensive income attributable to:
Owners of parent		17,078,715	13,938,727	36,043,606
Non–controlling interest		4,363,181	(11,274)	8,050,600
		21,441,896	13,927,453	44,094,206

Ecopetrol S.A.

Consolidated statement of changes in equity

(In millions of Colombian pesos)

		Attributable to owners of parent
		Subscribed	Additional		Other			Non-
		and paid-	paid-in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of January 1, 2024		25,040,067	6,607,699	17,922,725	8,674,648	17,461,488	75,706,627	24,545,853	100,252,480
Net profit		—	—	—	—	13,841,153	13,841,153	4,657,722	18,498,875
Release of reserves	24.3	—	—	(8,174,839)	—	8,174,839	—	—	—
Dividends declared	24.4	—	—	—	—	(12,828,409)	(12,828,409)	(2,763,543)	(15,591,952)
Equity restitution		—	—	—	—	—	—	(30,666)	(30,666)
Acquisition of subsidiaries	24.4	—	—	—	—	(102,329)	(102,329)	(55,990)	(158,319)
Appropriation of reserves, net:
Legal	24.3	—	—	1,906,209	—	(1,906,209)	—	—	—
Fiscal and statutory reserves	24.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	24.3	—	—	11,993,230	—	(11,993,230)	—	—	—
Other comprehensive income:
Loss on hedging instruments:
Cash flow hedge for future exports		—	—	—	(2,179,393)	—	(2,179,393)	(1,809)	(2,181,202)
Hedge of a net investment in a foreign operation		—	—	—	(3,231,111)	—	(3,231,111)	(95,314)	(3,326,425)
Cash flow hedge with derivative Instruments		—	—	—	(66,931)	—	(66,931)	(18,191)	(85,122)
Financial instruments measured at fair value		—	—	—	(142,473)	—	(142,473)	(244)	(142,717)
Foreign currency translation		—	—	—	7,606,454	—	7,606,454	(235,499)	7,370,955
Remeasurement gain on defined benefit plans		—	—	—	1,251,015	—	1,251,015	56,517	1,307,532
Balance as of December 31, 2024		25,040,067	6,607,699	24,156,407	11,912,209	12,138,221	79,854,603	26,058,836	105,913,439

		Attributable to owners of parent
		Subscribed	Additional		Other			Non-
		and paid-	paid-in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of January 1, 2023		25,040,067	6,607,699	8,898,633	15,796,719	29,811,809	86,154,927	27,748,162	113,903,089
Adoption of new standards		—	—	—	—	(4,828)	(4,828)	—	(4,828)
Balance as of January 1, 2023, after adoption		25,040,067	6,607,699	8,898,633	15,796,719	29,806,981	86,150,099	27,748,162	113,898,261
Net profit		—	—	—	—	21,060,798	21,060,798	4,322,273	25,383,071
Release of reserves	24.3	—	—	(2,491,377)	—	2,491,377	—	—	—
Dividends declared	24.4	—	—	—	—	(24,382,199)	(24,382,199)	(3,146,267)	(27,528,466)
Equity restitution		—	—	—	—	—	—	(44,768)	(44,768)
Appropriation of reserves, net:
Legal	24.3	—	—	3,340,629	—	(3,340,629)	—	—	—
Fiscal and statutory reserves	24.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	24.3	—	—	7,665,758	—	(7,665,758)	—	—	—
Other comprehensive income:
Gain (loss) on hedging instruments:
Cash flow hedge for future exports		—	—	—	3,075,743	—	3,075,743	(4,197)	3,071,546
Hedge of a net investment in a foreign operation		—	—	—	6,053,951	—	6,053,951	159,436	6,213,387
Cash flow hedge with derivative Instruments		—	—	—	123,094	—	123,094	50,617	173,711
Financial instruments measured at fair value		—	—	—	(2,125)	—	(2,125)	(268)	(2,393)
Foreign currency translation		—	—	—	(13,761,678)	—	(13,761,678)	(4,415,918)	(18,177,596)
Remeasurement loss on defined benefit plans		—	—	—	(2,611,056)	—	(2,611,056)	(123,217)	(2,734,273)
Balance as of December 31, 2023		25,040,067	6,607,699	17,922,725	8,674,648	17,461,488	75,706,627	24,545,853	100,252,480

		Attributable to owners of parent
		Subscribed	Additional		Other			Non-
		and paid-	paid-in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of January 1, 2022		25,040,067	6,607,699	10,624,229	11,357,894	14,859,658	68,489,547	22,094,225	90,583,772
Adoption of new standards		—	—	—	—	42,054	42,054	—	42,054
Balance as of January 1, 2022, after adoption		25,040,067	6,607,699	10,624,229	11,357,894	14,901,712	68,531,601	22,094,225	90,625,826
Net profit		—	—	—	—	31,604,781	31,604,781	3,594,699	35,199,480
Release of reserves		—	—	(5,886,441)	—	5,886,441	—	—	—
Dividends declared		—	—	(6,907,605)	—	(11,512,675)	(18,420,280)	(2,073,000)	(20,493,280)
Business combination		—	—	—	—	—	—	(238,839)	(238,839)
Equity restitution		—	—	—	—	—	—	(84,824)	(84,824)
Appropriation of reserves, net:
Legal		—	—	1,669,468	—	(1,669,468)	—	—	—
Fiscal and statutory reserves		—	—	509,082	—	(509,082)	—	—	—
Occasional		—	—	8,889,900	—	(8,889,900)	—	—	—
Other comprehensive income:
(Loss) gain on hedging instruments:
Cash flow hedge for future exports		—	—	—	(1,528,749)	—	(1,528,749)	—	(1,528,749)
Hedge of a net investment in a foreign operation		—	—	—	(4,854,805)	—	(4,854,805)	(132,930)	(4,987,735)
Cash flow hedge with derivative instruments		—	—	—	62,792	—	62,792	55,121	117,913
Financial instruments measured at fair value		—	—	—	942	—	942	(113)	829
Foreign currency translation		—	—	—	11,572,728	—	11,572,728	4,387,994	15,960,722
Remeasurement (loss) gain on defined benefit plans		—	—	—	(814,083)	—	(814,083)	145,829	(668,254)
Balance as of December 31, 2022		25,040,067	6,607,699	8,898,633	15,796,719	29,811,809	86,154,927	27,748,162	113,903,089

Ecopetrol S.A.

Consolidated statement of cash flows

(In millions of Colombian pesos)

		For the years ended December 31,
	Note	2024	2023	2022
Cash flow in operating activities:
Net profit for the period		18,498,875	25,383,071	35,199,480
Adjustments to reconcile the net profit to net cash provided by operating activities:
Income tax expense	10	12,208,540	11,515,875	18,963,938
Depreciation, depletion, and amortization	14,15,16,17	15,197,283	13,812,387	12,128,991
(Gain) loss foreign exchange	29	(51,567)	(2,397,712)	124,650
Finance cost of loans and borrowings	29	7,377,086	6,923,831	5,517,417
Finance cost of post–employment benefits and abandonment costs	29	2,465,600	2,196,936	2,003,687
Write off exploratory assets and dry wells	15	1,108,134	1,472,397	1,032,164
Loss (gain) on disposal of non–current assets		50,371	(143,424)	379,985
Profit on business combinations	12	(1,698,862)	—	—
Profit on reversal of fields	28	(28,268)	—	—
Impairment (recovery) loss of non–current assets	18	(867,428)	2,098,333	287,999
Impairment loss of current assets	28	262,010	95,902	101,871
Gain on fair value adjustment of financial assets and interest		(1,675,173)	(1,971,805)	(1,009,908)
Loss (gain) on hedging transactions with derivatives		25,611	2,180	(553)
Share of profit of associates and joint ventures	13	(764,366)	(805,349)	(768,422)
Loss (gain) on the sale of assets held for sale		21,056	19,799	(279,635)
Hedge ineffectiveness	30.3	6,658	25,454	6,625
Realized loss on foreign exchange cash flow hedges	25	238,943	479,779	1,143,287
Movements in provisions	23	312,128	853,365	715,831
Net change in operational assets and liabilities:
Trade and other receivables		9,051,605	(20,439,663)	(27,539,055)
Inventories		532,562	808,127	(2,831,729)
Trade and other payables		(1,277,094)	507,579	3,690,068
Tax assets and liabilities		(1,998,829)	(5,854,882)	(3,100,744)
Provisions for employee benefits		(496,118)	(177,960)	(355,645)
Provisions and contingencies		(1,061,339)	(1,169,603)	(1,004,167)
Other assets and liabilities		(2,090,638)	(601,662)	589,729
		55,346,780	32,632,955	44,995,864
Income tax paid		(10,219,264)	(12,832,403)	(8,761,294)
Net cash provided by operating activities		45,127,516	19,800,552	36,234,570
Cash flow in investing activities:
Investment in joint ventures	13	(20,430)	(853)	(329,377)
Acquisition of subsidiaries, net of cash acquired	2.2	(157,705)	—	—
Consideration paid for the acquisition of assets	12	(880,396)	—	—
Investment in property, plant, and equipment	14	(9,521,041)	(9,349,885)	(8,767,716)
Investment in natural and environmental resources	15	(10,540,836)	(13,964,435)	(11,962,544)
Acquisitions of intangibles	17	(865,708)	(776,596)	(1,147,510)
Proceeds from sales of other financial assets		(2,455,334)	976,467	1,301,394
Interests received	29	1,627,135	1,884,445	965,952
Dividends received	13.1	425,191	482,124	1,471,134
Proceeds from sales of assets		355,142	728,995	373,634
Net cash used in investment activities		(22,033,982)	(20,019,738)	(18,095,033)
Cash flow in financing activities:
Proceeds from borrowings	20.1	27,155,189	34,035,090	16,844,029
Repayment of borrowings	20.1	(26,157,908)	(21,659,669)	(16,409,494)
Interest payments	20.1	(7,526,172)	(6,580,746)	(5,492,251)
Lease payments	16	(562,501)	(533,640)	(434,555)
Payment of restitution of equity to minority shareholders		(30,666)	(44,768)	(84,824)
Dividends paid	24.4	(15,565,064)	(5,570,876)	(13,356,947)
Net cash used in financing activities		(22,687,122)	(354,609)	(18,934,042)
Exchange difference in cash and cash equivalents		1,311,948	(2,491,148)	1,645,657
Net increase (decrease) in cash and cash equivalents		1,718,360	(3,064,943)	851,152
Cash and cash equivalents at the beginning of the year		12,336,115	15,401,058	14,549,906
Cash and cash equivalent at the end of the year	6	14,054,475	12,336,115	15,401,058

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

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

The consolidated financial statements of Ecopetrol and its subsidiaries as of December 31, 2024, and 2023 and for each of the three years in the period ended December 31, 2024, have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Accounting policies have been applied consistently in all years presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Ecopetrol on April 23, 2025.

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

The consolidated financial statements as of December 31, 2024, were prepared on the basis that the Ecopetrol Business Group will continue to operate as a going concern bases.

Significant changes in consolidation:

2024

Ocensa Ductos S.A.S

In July 2024, Oleoducto Central S.A. acquired 100% of the shares of the company Repsol Ductos de Colombia – RDC (named as of October 2, 2024 as Ocensa Ductos S.A.S.), an entity dedicated to investment activities that currently has a 7.14% investment in Oleoducto de Colombia (ODC), which is a subsidiary of the Ecopetrol Business Group. The net cash paid value corresponds to $157,705.

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

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation and depletion, is presented in Notes 14 and 15. In addition, the movements of proved developed reserves is presented in Note 34.

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

3.11Traffic projections for road concessions

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

A financial instrument is any contract that creates a financial asset for an entity and a financial liability or equity instrument for another entity. This concept includes elements such as debt instruments, shares (without control or significant influence), accounts payable, accounts receivable, financial derivatives, among others.

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

Loans and borrowings (See Note 20) and trade and other receivables (See Note 7) and financial assets (See Note 9) held to maturity are subsequently measured at amortized cost using the effective interest rate method. However, for those receivables and payables for which payment is expected to be received or made in the short term, their subsequent recognition corresponds to transaction value, considering that the effect of the value of money over time is not material due to short maturities.

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

Accounts payable to suppliers and other creditors are short-term financial liabilities recognized at their transaction value upon subsequent recognition, considering that the effect of the time value of money is not significant as they have short maturities.

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

Ecopetrol Business Group designates certain loans as a hedging instrument for its exposure to exchange rate risk in future crude oil exports. Additionally, Ecopetrol Business Group enters positions with derivative financial instruments such as commodity swaps, cross currency swaps or interest rate swaps to hedge commodity price risks, exchange rate risk and interest rate risk, respectively, which may also be designated as cash flow hedges (See Note 30.3).

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

Related parties are considered those where one of the parties can control the other, has joint control, or exercises significant influence in the financial or operational decision making of the investee or is a member of key management personnel (or close family member of key personnel). Ecopetrol Business Group has considered as related parties the associated companies, joint businesses, key management executives, the entities managing the resources for payment of post-employment benefit plans for employees and some relevant transactions entered with entities of the Colombian Government, such as the purchase of hydrocarbons and the oil stabilization fund. (See Note 31 – Related Parties).

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

4.3.2	Joint ventures

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint arrangement. Joint control exists only when decisions about the relevant activities require unanimous consent of the parties sharing such control. The accounting treatment for the recognition of joint ventures is the same as investments in associates (see Note  31).

4.4	Joint operations

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

Recognition and measurement

Property, plant, and equipment are stated at cost less accumulated depreciation and impairment losses. Tangible components related to natural and environmental resources are part of property, plant, and equipment.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The estimated useful life of assets fluctuates in the following ranges:

Plant and equipment	10 – 66 years
Pipelines, networks, and lines	6 – 63 years
Buildings	9 – 100 years
Other	3 – 35 years

Lands are recognized separately from buildings and facilities, have unlimited useful lives, and they are not subjected to depreciation.

Depreciation methods and useful lives are reviewed annually and adjusted if appropriate.

Impairment

Non-current assets are subject to review for possible impairment in their recoverable value. See notes 3.2 – Impairment (recovery) of non-current assets and 4.13 – Impairment of non-curent assets.

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

Concessions in which the Ecopetrol Business Group does not have a contractual right to receive money or another financial asset from the grantor, but has the right to charge users in exchange for services provided, are accounted for under the intangible asset model.

Concessions assets are subject to impairment test in their recoverable value. See notes 3.2 – Impairment (recovery) of non-current assets and 4.13 – Impairment of non-current assets.

The detail of each type of concession by country is disclosed in Note 25 and Exhibit 3.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The amounts recognized in the consolidated statement of profit or loss related to employees defined benefit plans are comprised mainly by service cost and the net financial expense. Service cost includes mainly the increase in present value of the benefit obligation during the period (current service cost) and the amount resulting from a new benefit plan. Plan amendments correspond to changes in benefits and are usually recognized when all legal and regulatory approvals have been obtained and the effects have been conveyed to the employees involved. The net financial expense is calculated using the net liability for defined benefits as compared with the yield curve of the discount rate at the beginning of each year for each plan. The net defined benefit obligation or asset resulting from actuarial profits and losses, the asset ceiling effect, and the asset profitability, excluding the value of recognized in the consolidated statement of profit or loss, are recognized in other comprehensive income.

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

4.17Revenue from contracts with customers

The Ecopetrol Business Group’s business is based on four principal sources of revenue from customer contracts: 1) sales of crude oil and natural gas, 2) services associated with the transport of hydrocarbons, 3) sales of refined and petrochemical products, and biofuels, and 4) electric power transmission and toll roads concessions. Revenue from customer contracts is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration that the Ecopetrol Business Group expects to receive in exchange for those goods or services (See notes 7 and 25).

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

5.New standards and regulatory changes

5.1New standards adopted by the Group, effective as of January 1, 2024

The IASB issued amendments to the following standards, with an effective date on January 1, 2024, or later periods:

●	Amendment to IAS 1 - Classifications of liabilities as current or non-current, modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when it does not have the right at the end of the reporting period to defer the liquidation of the liability during, at least, the twelve months following the date of the reporting period.

Under legacy IAS 1, a company classified a liability as current unless, among other things, it had an unconditional right to defer settlement of the liability for at least 12 months from the reporting date. The IAS 1 amendments remove the requirement that the right to defer settlement be unconditional; instead, now the right must have substance and must exist at the reporting date.

In addition, an entity is required to disclose when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

There is no relevant impact from this modification of IAS 1, neither regarding the classification of liabilities between current and non-current nor with respect to covenants.

●	IAS 12 Amendment: The IASB issued the amendment in May 2023, which provides to the companies a temporary exemption from accounting of deferred taxes arising from the international tax reform of the Organization for Economic Co-operation and Development (OECD), which published the rules to ensure that large multinational companies would be subject to a minimum tax rate of 15%. The adoption of this amendment is not expected to generate a material impact on the disclosure of information in the Financial Statements since there are no active financing agreements.
●	Amendment IAS 7 - Cash Flow Statement and IFRS 7 - Financial instruments: Disclosures. The IASB issued the amendment on disclosure requirements to improve the transparency of suppliers financing arrangements and their effects on a company’s liabilities, cash flows and liquidity risk exposure.
●	Modifications to IFRS 16 - Lease Liability in a Sale and Leaseback Transaction. In September 2022, the IASB issued amendments to IFRS 16 to specify the requirements that a seller-lessee uses in measuring the lease liability arising in a sale and leaseback transaction, to ensure that the seller-lessee does not recognize any amount for profit or loss related to the right of use that it maintains.

There is no relevant impact from these new standards adopted by the business Group.

5.2 New standards issued but not yet adopted

●	Amendment IAS 21 - Effects of Variations in Foreign Currency Exchange Rates. The Amendment establishes criteria that allows assessing whether a currency is interchangeable and knowing when it is not. Thus, it will be possible to determine the exchange rate to be used and the disclosures to be provided. The Amendment applies to annual periods beginning on January 1, 2025.
●	Issuance of IFRS 18 Presentation and disclosure in financial statements. This new IFRS standard aims to improve the usefulness of the information presented and disclosed in financial statements and will provide investors with more transparent and comparable information on the financial performance of companies, allowing them to make better investment decisions. This new standard is effective internationally for reporting periods beginning on or after January 1, 2027, but companies can apply it early. It should be noted that IFRS 18 replaces IAS 1 - Presentation of financial statements.
●	Issuance of IFRS 19 – Non-Public Interest Subsidiaries: Disclosures, this new standard allows subsidiaries to disclose reduced information, instead of disclosures in accordance with other IFRSs. Thus, the application of this standard will reduce the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of the information for users of their financial statements.
●	Limited-scope amendments to IFRS 7 and IFRS 9: These amendments will improve the consistency and understanding of accounting requirements by clarifying terms and procedures, introducing detailed disclosure requirements and allowing flexible early application, which will reduce diversity in accounting practice and increase transparency and consistency of financial reporting. Amendments effective from 1 January 2026 and early application is allowed.
●	Volume 11 of the annual improvements to IFRS. The document includes clarifications, simplifications, corrections and changes intended to improve the consistency of the following standards:
o	IFRS 1 – First-time adoption of International Financial Reporting Standards
o	IFRS 7 – Financial instruments: disclosures
o	IFRS 9 – Financial instruments
o	IFRS 10 – Consolidated financial statements
o	IAS 7 – Statement of cash flows

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture - Amendments to IFRS 10 and IAS 28. The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture.

The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.

●	Power Purchase Agreements – Amendments to IFRS 9 and IFRS 7. The amendment helps the companies to report the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements (PPAs). The IASB acted swiftly in the light of the increased use of these contracts.

Nature-dependent electricity contracts help companies to secure their electricity supply from sources such as wind and solar power. The amount of electricity generated under these contracts can vary based on uncontrollable factors such as weather conditions. Current accounting requirements may not adequately capture how these contracts affect a company’s performance.

To allow companies to better reflect these contracts in the financial statements, the IASB has made targeted amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The amendments include:

o	clarifying the application of the ‘own use’ requirements;
o	permitting hedge accounting if these contracts are used as hedging instruments; and
o	adding new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.
5.3	New standards issued by the ISSB that with effect in future periods

The International Sustainability Standards Committee, in June 2023 issued the first international sustainability and climate standards: IFRS S1 General Requirements for the Information to be Disclosed on Sustainability related to Financial Information and IFRS S2 Weather-related Disclosures. The purpose of these standards is for entities to disclose information about their risks and opportunities related to sustainability and climate that is useful to the primary users of financial information for decision-making. An entity will apply these standards for reports for annual periods beginning on or after January 1, 2024.

In August 2023, the Ecopetrol Business Group began assessing and understanding the new corresponding regulations, identifying the information requested in the standards in its different pillars (Governance, Strategy, Risks and Metrics and Objectives) versus the information already contained in the ESG reports adopted by the Business Group in order to draw up the roadmap for its implementation.

6.Cash and cash equivalents

	2024	2023
Banks	8,990,139	7,525,552
Short–term investments	5,061,940	4,808,610
Cash	2,396	1,953
	14,054,475	12,336,115

As of December 31, 2024, the balance of cash and cash equivalents (short-term investments) includes an amount of total restricted cash for $1,905,664 ($1,724,488 as of December 2023), mainly in a) Interconexión Eléctrica S.A. E.S.P. for $1,904,745 ($1,580,106 as of December 31, 2023), b) Cenit ($143,464 as of December 31, 2023, which corresponded to Oleoducto Bicentenario), and c) other companies for $919 ($918 as of December 2023). The restricted cash amounts will be used in the next 12 months to: i) the payment of principal and interest on loans, ii) meet short-term business needs, and iii) exclusively for specific activities related to the operation of the concessions.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The fair value of cash and cash equivalents approximates its book value due to its short-term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to a non-significant risk of changes in value. The effective rate of return on cash and cash equivalents as of December 31, 2024, was 6.7% (2023 – 9.8%).

The following table reflects the credit quality of banks in which Ecopetrol Business Group has deposits and check accounts, and issuers of investments included in cash and cash equivalents:

Rating	2024	2023
AAA	1,994,024	993,553
F1	1,887,118	2,133,937
A+	1,791,193	—
F3	1,419,481	70,055
A-1	1,107,673	1,498,034
P-1	1,058,446	741,041
F1+	1,027,253	2,349,260
A	701,821	—
BRC1+	526,853	378,077
BBB	352,609	68,378
F2	331,879	630,089
Ba1	156,726	—
AA	123,665	—
A1	85,050	—
P AAA	38,398	1,475,084
BB	12,461	103,066
AAAmmf	5,496	4,562
AAAF	5,439	64,518
B	3,785	670,268
BRC1	1,090	1,513
Aaa	8	1,798
AAAm	—	51,710
C	—	3,156
Not available rating	1,424,007	1,098,016
	14,054,475	12,336,115

See credit risk policy in Note 30.7.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

7.Trade and other receivables

	2024	2023
Current
Fuel Price stabilization fund (1)	7,622,673	20,505,603
Concessions (2)	4,391,617	4,054,429
Customers
Foreign	4,737,451	4,220,537
Domestic	2,606,216	3,087,463
Related parties (Note 31)	166,631	123,058
Accounts receivable from employees	125,946	106,022
Industrial services	81,000	40,729
Other	1,037,703	1,329,565
	20,769,237	33,467,406
Allowance for doubtful accounts (3)	(343,597)	(156,764)
	20,425,640	33,310,642

Non–current
Concessions (2)	28,269,820	26,323,424
Accounts receivable from employees	709,836	565,914
Related parties (Note 31)	347,326	143,238
Customers
Foreign	86,073	150,033
Domestic	137,764	75,419
Other (4)	3,190,044	3,180,581
	32,740,863	30,438,609
Allowance for doubtful accounts (3) (4)	(604,502)	(657,521)
	32,136,361	29,781,088
(1)	Corresponds to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of motor gasoline current and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative).

The movement of the account receivable from the Fuel Price Stabilization Fund is as follows:

	2024	2023
Opening balance	20,505,603	26,296,870
Settlements for the period (Note 25)	7,525,429	20,531,095
Mobilizations and others	105,678	24,168
Collections (1.1)	(20,514,037)	(4,770,351)
Offsetting (1.2)	—	(21,576,179)
Closing balance	7,622,673	20,505,603

1.1During 2024, the Ministry of Finance and Public Credit paid $20,514,037 (2023 - $4,770,351) to the Ecopetrol Business Group as follows:

●	Payments to Ecopetrol for $16,449,821 (2023 - $2,876,149), corresponding to the settlements of the first, second, third, and fourth quarters of 2023. Payments received in 2024 include $6,305,038 in cash and $10,144,782 in National Government Treasury Bonds (TES).
●	Payments to Refinería de Cartagena for $4,064,216 (2023 - $1,894,202), corresponding to settlement of the first, second, third, and fourth quarters of 2023.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	Payments received in 2024 include $10,369,254 in cash and $10,144,782 in National Government Treasury Securities (TES).
1.2	During 2023, the Ministry of Finance and Public Credit paid $26,346,530 to the Ecopetrol Business Group as follows;
●	Payments to Ecopetrol for $2,876,149 in cash and $21,576,179 through offsetting with dividends payable to the Ministry of Finance and Public Credit, this operation did not generate cash flows, and its effect implies an increase in the variation in working capital in the cash flow statement of the Ecopetrol Business Group. These payments correspond to the settlements of the second, third and fourth quarters of 2022.
●	Payments to Reficar for $1,894,202 in cash in August 2023, corresponding to settlement of the fourth quarter of 2022.

The recognition of revenue associated with the price differential is detailed in note 25.

(2)	Includes electric power transmission and toll roads concessions.
(3)	Corresponds to the recognition of the Company’s client portfolio that is at risk of non-payment. The credit risk policies applied by the Company are detailed in Note 30.7.
(4)	Corresponds mainly to accounts receivable from the Government of Brazil for employee benefits governed by Law 4819 of 1958 to ISA CTEEP, and crude loan agreements of the Business Group for transportation systems. The balance of these accounts receivable is $2,193,633 (2023: $2,279,637) and the related provision for expected losses established, included in the provision line for expected credit losses, is $367,593 (2023: $407,567), representing a net book value of $1,826,040 (2023: $1,872,070). The administration monitors the progress and developments related to the legal aspect of the matter and continuously evaluates the possible impacts on its consolidated financial statements. The company will continue to comply with the monthly payment in accordance with the law. In addition, the process of collecting these amounts from the Government of the State of Sao Paulo and their recoverability assessment will continue.

The book value of trade and other receivables approximates their fair value.

The changes in the allowance for doubtful accounts for the year ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Opening balance	(814,285)	(906,118)	(750,191)
Additions	(131,731)	(57,895)	(46,690)
Currency translation	(10,421)	111,013	(131,270)
Accounts receivable write–off and uses	8,338	38,715	22,033
Closing balance	(948,099)	(814,285)	(906,118)

8.Inventories

The inventories balance is presented net of the allowance for inventory losses.

	2024	2023
Crude oil (1)	3,935,595	4,715,047
Fuels and petrochemicals	2,783,249	2,356,585
Materials for goods production	3,308,987	3,130,816
	10,027,831	10,202,448
(1)	The variation is primarily due to increased export inventory, closing the year with no stock in transit and connected inventories.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following are the changes of the allowances for losses for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Opening balance	(189,878)	(128,797)	(127,662)
Additions	(155,364)	(23,373)	(18,236)
Foreign currency translation	(21,945)	6,873	(3,591)
Other	32,316	(44,581)	20,692
Closing balance	(334,871)	(189,878)	(128,797)

Crude oil, fuel, and petrochemicals inventories are adjusted to the lower of cost and net realizable value, mainly due to fluctuations in international crude oil prices. The amount recorded for this in 2024 was $100,894 (2023 - $(10,660); 2022 - $133,164).

9.Other financial assets

	2024	2023
Assets measured at fair value
Investments in equity securities and trust funds (1)	331,318	1,210,138
Investment Portfolio – Foreign currency	693,745	364,962
Hedging instruments (2)	65,797	231,463
Investment Portfolio – Local currency	31,819	54,887
	1,122,679	1,861,450
Assets measured at fair value through other comprehensive income
Investment Portfolio – Local currency (3)	2,676,959	—
Shares and other (4)	1,035,871	2,007
	3,712,830	2,007
Assets measured at amortized cost (5)	404,941	369,318
	5,240,450	2,232,775

Current	851,543	1,860,928
Non–current	4,388,907	371,847
	5,240,450	2,232,775
(1)	They include deposits in trusts companies and restricted funds in Brazil, Peru, Chile, and Colombia. See note 9.1.
(2)	Corresponds to swap contracts to hedge commodity price risk and forwards contracts to hedge exchange rate risk mainly in Ecopetrol S.A. and Interconexión Eléctrica S.A. E.S.P.
(3)	Corresponds to National Government TES securities to meet liquidity needs at Ecopetrol S.A.
(4)	Corresponds mainly to the recognition of McDermott shares in Refinería de Cartagena S.A.S. (see note 23.4)
(5)	Includes investments with maturities greater than 90 days, in Chile and Colombia.

The average return of the investment portfolio in Colombian pesos (local currency) and U.S. dollars (foreign currency) were 10.2% (2023 – 12.9%) and 4.8% (2023 – 7.7%), respectively.

The fair value measurement is recognized against other comprehensive income (Note 24.5) or financial result (Note 29), in accordance with the business model established by the Business Group.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

9.1	Restrictions

As of December 31, 2024 and 2023, there were restricted funds for $39,414 and $68,069 respectively, which have a specific destination, mainly in: i) ISA, for $12,780 (2023: $11,547), associated with administration and payment trusts established for the projects of the Mining and Energy Planning Unit (UPME), resources retained by judicial seizures and the resources to develop the Conexión Jaguar program and, ii) Interligação Elétrica Norte e Nordeste, for $11,585 (2023: $12,743), related to a guarantee granted to Banco do Nordeste do Brasil (BNB) until the debt with the bank is paid.

9.2	Maturity

The following is the balance of other financial assets by date to maturity as of December 31, 2024, and 2023:

	2024	2023
Up to 1 year	851,543	1,860,928
1 – 2 years	1,001,466	291,392
2 – 5 years (1)	1,177,748	28,186
> 5 years (2)	2,209,693	52,269
	5,240,450	2,232,775
(1)	This corresponds mainly to the recognition of McDermott’s shares in Refinería de Cartagena S.A.S. (see Note 23.4).

(2)Corresponds to TES maturities of the National Government.

9.3	Fair value

The following is the balance of other financial assets by fair value hierarchy level as of December 31, 2024, and 2023:

	2024	2023
Level 1	3,052,575	1,526,458
Level 2	748,876	336,999
Level 3 (1)	1,034,058	—
	4,835,509	1,863,457
(1)

Corresponds to the recognition of McDermott’s shares in Refinería de Cartagena S.A.S. (see note 23.4). These shares were accounted as an equity instrument recognized at fair value in hierarchy level 3, they are not listed on a stock exchange and the refinery is a minority investor. After analyzing the information available for the valuation update as of December 31, 2024, it is concluded that the company does not have enough information available in the market to allow an update of the financial valuation of McDermott’s results in 2024 and its projected cash flows.

There were no transfers between hierarchy levels for the years ended December 31, 2024, and 2023.

The securities in the Ecopetrol Business Group’s portfolio are valued daily in accordance with the provisions of the Colombian Financial Superintendency. For this purpose, information provided by authorized entities is used, which collect data from active markets. In cases where market data is unavailable, other directly or indirectly observable data are used.

For investments denominated in dollars, Bloomberg is the information provider, and for those denominated in pesos, Precia is the entity authorized by the Colombian Financial Superintendency to provide this service.

Within the investment ranking process, in addition to the information used for valuation, other relevant aspects are taken into account, such as the issuer rating, investment classification, liquidity, active market, and the issuer risk analysis conducted by the Ecopetrol Business Group, which allows for the appropriate investment ranking level to be reached.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

9.4	Credit rating

The following table reflects the credit quality of the issuers of other financial assets:

	2024	2023
BB+ (1)	3,060,884	13,921
AA+	253,423	—
F1	173,128	259,003
P-1	136,222	150,905
B	100,962	1,263,144
F2	66,535	55,606
AAA	14,429	22,864
F1+	4,364	—
Baa3	2	3
F3	1	—
BB	—	296,394
A-2	—	116,738
A1	—	13,904
BBB	—	302
Not available rating (2)	1,430,500	39,991
	5,240,450	2,232,775
(1)	Corresponds to National Government TES securities in local currency.
(2)	Corresponds mainly to the recognition of McDermott’s shares in Refinería de Cartagena S.A.S. (see note 23.4)

See credit risk policy in Note 30.7.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

10.Taxes

10.1Current and non-current tax assets and liabilities

	2024	2023
Current tax assets
Income tax (1)	3,446,414	1,228,477
VAT refund (2)	5,423,689	4,548,264
Other taxes (3)	2,585,790	2,334,338
	11,455,893	8,111,079
Non-current tax assets
Deferred tax assets (4)	12,875,766	10,522,725
Income tax credits	32,358	7,332
	12,908,124	10,530,057

Current tax liabilities
Income tax payable	1,551,099	1,746,972
National tax and surcharge on gasoline	239,680	211,819
Industry and commerce tax	377,055	367,861
Value added tax	140,617	103,724
Carbon tax	104,938	92,736
Other taxes	355,990	346,113
	2,769,379	2,869,225

Non-current tax liabilities
Deferred tax liabilities (5)	12,955,929	11,824,515
Income tax	1,972,736	1,742,998
	14,928,665	13,567,513

(1)

The variation corresponds to the balance in favor of the income tax generated in Ecopetrol for $1,957,626 due to the lower net profit, considering the lower average prices in crude oil, natural gas and refined products. Additionally, Refinería de Cartagena is offsetting tax losses for $209,592, among others.

(2)	The variation corresponds mainly to the balance in favor in value added tax (VAT) in Ecopetrol S.A. for $1,024,550, Esenttia S.A. for $(105,684), ISA for $(41,209), among others.
(3)

Includes the potential tax credit for the VAT paid on the acquisition of real productive fixed assets, in accordance with the section 258-1 of the Colombia Tax Code. Additionally, it includes advances and self-withholdings of territorial taxes.

(4)

The variation corresponds mainly to: i) the effect of the exchange rate on loans and borrowings in US dollars, the update of the actuarial calculation, variations in the items to calculate the present value of the technical costs of the abandonment provision, the acquisition of 45% of block CPO09 and the update of the projected surcharges in Ecopetrol S.A. for $2,478,546; ii) increase in tax losses in Refinería de Cartagena for $(429,047), and Ecopetrol USA $394,968 ; iii) and the temporary differences related to IAS 12.41 and the deferred tax of Refinería de Cartagena, iv) effect to unrealized profits ($111,459) among others.

(5)

The variation mainly corresponds to the temporary differences related to IAS 12.41 and the deferred tax of ISA, represented by the changes related to the contractual asset CPC 47 and the deferral of income in accordance with Law 12,973/2014 in Companhia de Transmissao de Energia Eletrica Paulista (CTEEP); in AGUAPEI for the recognition of deferred tax due to the change in presumed profit regime for $533,993; in Cenit for $139,837, considering the decrease in property, plant, and equipment; and Ecopetrol Permian for $353,025, for the use of lower tax losses and the decrease in capital in the investment with OXY.

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

For fiscal years 2023 and 2024, Ecopetrol Business Group has subsidiaries that are subject to 35% income tax rate, subsidiaries located in free trade zones, Refinería de Cartagena and Esenttia Masterbatch Ltda., which were subject to 20% and 15% income tax rate, respectively, and other subsidiaries in Brazil, Chile, Peru, United States of America, that were subject to 34%, 27%, 29.5%, 21%, respectively.

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

Statute of limitations of tax returns

In Colombia, the income tax returns of the taxable years 2015, 2017, 2018, 2019, 2020, 2021, 2022, and 2023 and income tax for equality - CREE - of the taxable years 2016 can still be reviewed by the tax authorities. The management of Ecopetrol Business Group considers that the amounts recorded as liabilities for taxes payable are sufficient and are supported by the law to meet any claim that may be established with respect to such years.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

For the years 2023 and 2024, in accordance with Law 2155 of 2021, the time in which the tax authorities can audit an income tax return is reduced, which goes from 5 years to between 6 to 12 months, depending on if the net income increased to 35% or 25% compared to that was declared in the immediately previous year.

Regarding those returns in which balances are presented in favor, the final term is 3 years, from the date of presentation of the request for refund or compensation.

Starting in 2020, tax returns that present tax losses can be reviewed by tax authorities within 5 years from the date of filing and/or correction.

Income tax expense

	2024	2023	2022
Current income tax (1)	8,972,186	12,807,005	16,791,619
Deferred income tax (2)	1,748,039	(3,310,147)	2,813,817
Deferred income tax – rate change	1,510,121	1,941,995	(658,919)
Adjustments to prior years’ current and deferred tax (3)	(21,806)	77,022	17,421
Income tax expenses	12,208,540	11,515,875	18,963,938
(1)

The variation between 2024 and 2023 by ($3,834,819) corresponds mainly to the decrease in results obtained in the year in Ecopetrol S.A., generated by the decrease in revenues given the lower average prices of the crude basket oil, natural gas, and products, among others.

(2)

The variation between 2024 and 2023 of $5,058,186 corresponds mainly to the effect of the exchange rate applied on loans and borrowings in US dollar, the update of the actuarial calculation, variations in the items to calculate the present value of the technical costs of the abandonment provision, the acquisition of 45% of block CPO09 and the update of the projected surcharges for Ecopetrol S.A and Hocol, among others.

(3)

The balance for $ (21,806) corresponds to the difference between the provision and the income tax return for the 2023 taxable year filed in 2024 by $ (18,197) and $(3,609) by effect to the deferred tax.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Reconciliation of the income tax expenses

The reconciliation between the income tax expense and the current tax applicable to the Ecopetrol Business Group is as follows:

	2024	2023	2022
Net income before income tax	30,707,415	36,898,946	54,163,418
Statutory rate (Colombia)	35.0%	35.0%	35.0%
Income tax at statutory rate	10,747,595	12,914,631	18,957,196
Effective tax rate reconciliation items:
Adjustment - IAS 12.41	1,096,113	(2,032,193)	1,946,269
Non–deductible expenses	290,009	646,616	448,433
Rate differential adjustment	(442,135)	(1,630,935)	(670,080)
Non–taxable income	(1,204,985)	(1,080,149)	(739,243)
Prior years’ taxes	(21,806)	77,022	17,421
Foreign currency translation and exchange difference	124,753	577,949	(82,028)
Tax discounts and tax credit	(11,309)	(18,215)	(184,054)
Others	244,662	119,154	(71,057)
Effect of recognition of shares of McDermott International, Ltd.	(124,478)	—	—
Effect of tax reform	1,510,121	1,941,995	(658,919)
Income tax calculated	12,208,540	11,515,875	18,963,938
Effective tax rate	39.8%	31.2%	35.0%
Current	8,954,180	12,867,278	16,801,363
Deferred	3,254,360	(1,351,403)	2,162,575
	12,208,540	11,515,875	18,963,938

The effective tax rate as of December 31, 2024, is 39.8% (2023 – 31.2%, 2022 –35.0%). The 8.6% variation compared to the previous period is mainly i) the effect of the companies of the Group that have a nominal tax rate different from the parent company (Refineria de Cartagena $99,766 Ecopetrol Capital AG - $25,607, Esenttia MB - $58,633, Ecopetrol USA - $87,965, Ecopetrol Permian - $134,252, Ecopetrol Trading Asia - $137,610 and others - $119,291) ii) due to lower profits generated by lower average prices for the basket of crude oil, natural gas and refined products, iii) the adjustment in the projections for the calculation of the surcharge for the following years and the effect of the acquisition of 45% of block CPO09 for Ecopetrol S.A, among others.

Deferred income tax

	2024	2023
Deferred tax assets (1)	12,875,766	10,522,725
Deferred tax liabilities (2)	(12,955,929)	(11,824,515)
Net deferred income tax	(80,163)	(1,301,790)
(1)	The variation corresponds mainly to: i) the effect of the exchange rate on loans and borrowings in US dollars, the update of the actuarial calculation, variations in the items to calculate the present value of the technical costs of the abandonment provision, the acquisition of 45% of block CPO09 and the update of the projected surcharges in Ecopetrol S.A. for $2,478,546; ii) increase in tax losses in Refinería de Cartagena for $(429,047), and Ecopetrol USA $394,968 ; iii) and the temporary differences related to IAS 12.41 and the deferred tax of Refineria de Cartagena, iv) effect to unrealized profits $(111,459) among others.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)

The variation mainly corresponds to the temporary differences related to IAS 12.41 and the deferred tax of ISA, represented by the changes related to the contractual asset CPC 47 and the deferral of income in accordance with Law 12,973/2014 in Companhia de Transmissao de Energia Eletrica Paulista (CTEEP); in AGUAPEI for the recognition of deferred tax due to the change in presumed profit regime for $533,993; in Cenit for $139,837, considering the decrease in property, plant, and equipment; and Ecopetrol Permian for $353,025, for the use of lower tax losses and the decrease in capital in the investment with OXY.

The financial projections of the Ecopetrol Business Group suggest that, in the future, sufficient profits will be generated to ensure the recoverability of the active deferred tax asset.

The detail of deferred tax assets and liabilities is as follows:

	2024	2023
Deferred tax assets (liabilities)
Loans and borrowings (1)	3,425,024	192,923
Loss carry forwards (2)	6,891,980	5,519,519
Provisions (3)	4,659,532	5,063,332
Other assets (4)	296,206	689,369
Employee benefits (5)	2,894,690	3,623,801
Accounts payable	58,338	(60,255)
Goodwill	(693,385)	(603,445)
Intangibles	(1,402,760)	(1,208,349)
Other	(343,127)	(387,146)
Other liabilities	(3,448,143)	(3,429,662)
Accounts receivable	(3,761,091)	(3,766,299)
Property plant and equipment and Natural and environmental resources (6)	(8,657,427)	(6,935,578)
	(80,163)	(1,301,790)
(1)	The variation corresponds mainly to the effect of exchange difference of loans and borrowings, considering the revaluation of the Colombian peso against the US dollar.
(2)	In 2024, a deferred tax asset for tax losses carryforwards was recognized for $6,891,980 (2023 - $5,519,519) in the following companies:
-	Tax losses that do not expire: Ecopetrol USA for $1,088,178 (2023 - $60,568); Refinería de Cartagena for $2,236,467 (2023 - $1,916,114); and ISA Group companies in Chile for $65,715 (2023 - $7,610).
-	Tax losses that expire in 12 years in Invercolsa for $15,567 (2023 - $16,112) and Esenttia for $117,754 (2023 - $76,337).
-	Tax losses that expire in 20 years from the date they were recognized by Ecopetrol USA Inc. for $1,164,546 (2023 - $1,499,997).
-

Tax losses expiring in 2025 of Ruta de la Araucanía for $39,404 (2023 - $45,147); 2027: Ruta Costera for $241,434 (2023 - $174,855); 2029: Ruta del Maipó for $704,941 (2023 - $759,609); 2040: from ISA Interchile for $1,157,358 (2023 - $933,113); and 2044: Ruta del Loa for $60,616 (2023 - $30,057).

(3)	Corresponds to non-deductible accounting provisions, mainly by uploading (economic limit of the oil field, market rate, discount rate) the asset retirement obligation (ARO) provision.
(4)	The variation corresponds mainly to the effect of the uploading and increase of the financial asset due to UF readjustment in Maipó (Chile) in 2022.
(5)	Corresponds to update of the actuarial calculations for health, pensions and bonds, education, and other long-term benefits to employee.
(6)

For tax purposes, natural and environmental resources, and property, plant, and equipment have a useful life and a depreciation and amortization methodology different from those determined under international accounting standards, mainly in Ecopetrol and ISA Group.

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

The movements of deferred income tax for the years as of December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Opening balance	(1,301,790)	(86,856)	(1,825,605)
Deferred tax recognized in profit or loss	(3,254,360)	1,351,403	(2,162,575)
Increase due to business combination	—	—	96,767
Deferred tax recognized in other comprehensive income (a)	4,259,216	(3,726,415)	4,769,474
Other	—	—	(24,132)
Foreign currency translation	216,771	1,160,078	(940,785)
Closing balance	(80,163)	(1,301,790)	(86,856)

(a)The following is the detail of the income tax recorded in other comprehensive income:

December 31. 2024	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	(1,681,591)	374,059	(1,307,532)
Cash flow hedging for future crude oil exports (Note 30.3)	3,653,649	(1,472,447)	2,181,202
Hedge of a net investment in a foreign operation (Note 30.4)	6,305,555	(2,979,130)	3,326,425
Hedge with derivative instruments	172,326	(87,204)	85,122
Valuation of financial instruments	237,211	(94,494)	142,717
	8,687,150	(4,259,216)	4,427,934

December 31. 2023	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	4,460,534	(1,726,261)	2,734,273
Cash flow hedging for future crude oil exports (Note 30.3)	(5,695,565)	2,624,019	(3,071,546)
Hedge of a net investment in a foreign operation (Note 30.4)	(8,973,471)	2,760,084	(6,213,387)
Hedge with derivative instruments	(242,284)	68,573	(173,711)
	(10,450,786)	3,726,415	(6,724,371)

December 31. 2022	Pre-tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	1,254,514	(586,260)	668,254
Cash flow hedging for future crude oil exports (Note 30.3)	3,167,351	(1,638,602)	1,528,749
Hedge of a net investment in a foreign operation (Note 30.4)	7,526,124	(2,538,389)	4,987,735
Hedge with derivative instruments	(111,690)	(6,223)	(117,913)
	11,836,299	(4,769,474)	7,066,825

Deferred tax assets not recognized

Deferred tax assets related to tax loss carryforwards incurred by the subsidiaries of ISA Group: Ruta del Bosque (Chile) for $107,006 (2023 – $100,356), Ruta del Maule (Chile) for (2023 - $36,138), ISA Interconexiones Viales for $2,926 (2023: $3,094), ISA Inversiones Costeras Chile for 37,345 (2023: $39,221), ISA Inversiones Tolken for $18, Internexa Chile for(2023: $12,859), ISA Inversiones Chile Ltda. For 18,935 (2023: $39,161), Ruta Costera $391, ISA Intervial Colombia for $528 (2023: $542), ISA Capital Do Brasil for $19,072 (2023: $17,093), Internexa Brasil Operadora de Telecomunicações for $95,226 (2023: $95,226), Internexa Participações (Brasil) for $2,641 (2023: $2,579) and ISA Bolivia for $7,867 (2023: $4,934), are not recognized, since Management has assessed and reached the conclusion that it is not probable that the deferred tax asset related to these tax losses and presumptive excess income is recoverable in foreseeable future.

If Ecopetrol Business Group had been able to recognize the unrecognized deferred tax asset, the profit for the year ended December 31, 2024, would have increased by $196,543 (2023 - $351,203).

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

Deferred tax liabilities (assets) not recognized in subsidiaries

As of December 31, 2024, in connection with paragraph 39 of IAS 12 deferred tax liabilities are not recognized on the difference between the accounting and tax bases associated with investments in subsidiaries, joint ventures of Ecopetrol S.A. (Base: $-69,951 Tax: $-10,493).

Dividends received in the year 2024 were untaxed. The Company expects this same treatment for the dividends it receives in 2024.

Additionally, in connection with paragraph 44 of IAS 12 deferred tax assets are not recognized on the difference between the accounting and tax bases associated with investments in subsidiaries, joint ventures of Ecopetrol S.A. (Base: $90.771 Tax: $13,616).

Minimum Tax Rate (Colombia Tax Law)

In accordance with numeral 2 of paragraph 6 of article 240 of the Tax Code, taxpayers who are tax residents in Colombia whose financial statements are subject to consolidation must calculate the adjusted tax rate in a consolidated manner.

For the taxable year 2024, according to the calculation made by Ecopetrol, the minimum tax rate of the companies with tax residence in Colombia of the Ecopetrol Group is greater than 15%. Given the above, the company does not recognize an additional expense for this concept.

2024
Adjusted tax
Net income tax of Colombia Business Group companies	12,208,540
(+) Tax discounts or tax credits	72,213
(-) Income tax on passive income from controlled entities abroad	(257)
Total Tax Adjusted	12,280,496

Adjusted profit
Profit before income tax expense of Colombia Business Group companies	39,147,205
(+)Permanent differences enshrined in law and that increase net income	8,038,051
(-) Income that does not constitute income or occasional profit, which affects accounting or financial profit	(8,732,469)
(-)Share of profits of associates and joint ventures of the respective taxable year of Colombia Business Group companies	(764,366)
(-) Net value of income from occasional gains that affect accounting or financial profit	(143,116)
(-) Exempt income due to the application of treaties to avoid double taxation	(2,144,184)
(-) Offsetting of tax losses or excesses of presumptive income taken in the taxable year and that did not affect the accounting profit of the period	(2,513)
Total Adjusted Profit	35,398,608

Adjusted tax rate	34.69%

Income tax to add	—

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Pillar II

The Ecopetrol Group has a presence in the jurisdictions of Argentina, Bahamas, Brazil, Bolivia, Cayman Island, Chile, Colombia, Spain, United States, Mexico, Panama, Peru, United Kingdom, Singapore, and Switzerland. The Ecopetrol Group reviewed its corporate structure in order to determine possible impacts of the introduction of the Pillar model rules, as well as to determine the progress of each jurisdiction in implementing this international standard.

The ongoing assessment is based on the most recent tax returns and country-by-country report for the year 2023, as well as the most up-to-date financial information for the year 2024.

From the analysis executed on the implementation of Pillar II, the Company observes that: i) Spain has implemented an IIR that will begin to apply as of January 1, 2025; ii) Brazil, Switzerland, Singapore, and Spain have implemented a QDMTT that will begin to apply as of January 1, 2025, and in Bermuda said QDMTT will begin in 2026; and iii) the United Kingdom will implement the UTPR as of January 1, 2025. It has already implemented the IIR and the QDMTT in fiscal year 2024.

For the above reasons, in the jurisdictions where the Ecopetrol Business Group is present, the tools associated with Pillar II have not been implemented, which would allow, in a certain jurisdiction, access to the tax from other jurisdictions whose Effective Tax Rate is less than 15%.

Currently, the Ecopetrol Business Group is unable to provide information on potential exposure to Pillar II income taxes, considering that in the jurisdictions in which Ecopetrol operates, although countries such as Spain and Switzerland have adopted Pillar II in their domestic legislation, there are still delays in the implementation of the payment rules as of December 31, 2024. The Business Group will continue monitoring the implementation of BEPS 2.0 in jurisdictions that already have progress. Additionally, the Company will work in 2025 on the assessment and calculation of the global minimum tax rate.

Notwithstanding, based on the mandatory temporary exception contemplated in the Amendment to IAS12, Ecopetrol Business Group does not recognize deferred tax assets or liabilities associated with the Pillar II income taxes, in its consolidated financial statement for taxable year 2024.

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

Law 1943 of 2018 established that, as of January 1, 2019, dividends and participations paid or credited to the account from profit distributions that have been considered as income that does not constitute income or occasional profit between Colombian companies, are subject to a withholding for dividend tax at a rate of 10% from 2022 according to Law 2277 of 2022. This withholding is transferable to the final beneficiary, foreign entity, or natural person tax resident in Colombia. On the other hand, if the profits charged to which the dividends were distributed were not subject to tax at the company level, said dividends are taxed with the income tax applicable in the period of distribution. In this case, the 10% withholding will apply to the value of the dividend once decreased with the income tax (35% for the year 2024).

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

Ecopetrol Business Group submitted in 2024 the transfer pricing information for 2023 corresponding to the informative return, the supporting documentation, the country-by-country report, and the master file, in accordance with current tax regulations.

For the taxable year 2024, the transactions with economic related parties abroad, as well as the business conditions under which such operations were made and the general structure, did not vary significantly with respect to the previous year. For this reason, it is possible to infer that said transactions were recognized in accordance with the arm’s length principle. It is estimated that no adjustments related to the transfer pricing analysis of the year 2024 will be required, which imply changes in the income provision of the same year.

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

The above benefit does not apply to: (i) taxpayers who enjoy tax benefits due to their location in a specific geographical area; (ii) when it is shown that declared withholdings are non-existent; (iii) when the net income tax is less than 71 UVT . The term set forth in this regulation does not extend to declarations of withholding or sales tax, which will be governed by the general regulations.

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

11.Other assets

	2024	2023
Current
Partners in joint operations	1,144,637	845,590
Prepaid expenses	1,595,206	789,029
Advanced payments to contractors and suppliers	422,533	553,356
Trust funds	593,942	547,439
Related parties (Note 31)	91	84
Other assets	41,268	33,531
	3,797,677	2,769,029
Non–current
Abandonment and pension funds	691,656	648,980
Trust funds	346,232	245,790
Employee benefits	383,977	332,710
Advanced payments and deposits	46,840	55,178
Judicial deposits and attachments	42,574	47,264
Other assets	325,974	303,891
	1,837,253	1,633,813

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.Business combination

CPO-09 Partnership Agreement

On December 29, 2024, Ecopetrol signed a binding sale and purchase agreement (SPA) with Repsol Colombia Oil & Gas Limited (“Repsol”) to acquire a 45% interest in Block CPO-09 for USD $452 million, making it the owner of 100% of the participating interest in said block. As established in the agreement, December 31, 2024, was defined as the economic and control date of operations, on which Ecopetrol S.A. assumed the rights, responsibilities and obligations, including any income, costs and expenses of the asset. Therefore, this is the acquisition date for accounting recognition purposes.

Block CPO-09 is in Colombia, in the department of Meta, covering the municipalities of Villavicencio, Acacías, Guamal, Castilla La Nueva, San Martín, Lejanías, El Dorado, El Castillo and Granada. Within the block is the Acacías production area, a key asset in the operation of the Orinoquía region. It also has an ongoing exploratory activity, with key prospects such as Lorito, Lorito Este, Tinamú and Tejón, among others, which confirm its high potential. In addition, its infrastructure has the capacity to expand to support new discoveries and optimize its future development.

For accounting purposes, this transaction is configured as a step acquisition. The fair value of the assets acquired and liabilities assumed, including the previously held interest, was determined using the income approach applying the discounted cash flow methodology. The fair values of property, plant and equipment, natural resources and the environment have been determined, in compliance with the clauses of the agreement and the guidelines defined in IFRS 3 – Business Combinations.

Identifiable assets acquired and liabilities assumed

The amounts recognized for acquired and existing assets and assumed liabilities at the acquisition date are summarized below:

Fair value
Assets
Cash and cash equivalents	152,422
Inventories	10,354
Trade and other receivables	218,417
Property, plant, and equipment	3,505,760
Natural and environmental resources	2,241,810
Total Assets	6,128,763
Liabilities
Trade and other payables	388,007
Retirement obligation	178,555
Total Liabilities	566,562
Fair value of identifiable net assets	5,562,201

The fair value of property, plant, and equipment reflects the value of the proven reserves of the acquired interest, while the fair value of the natural and environmental resources includes the risk-adjusted value of the asset’s probable and possible reserves and the residual value of the exploratory assets.

The trade and other receivables correspond to the contractual amounts of the cash call agreed between both companies in favor of Ecopetrol, intended to offset outstanding obligations at the closing of the partnership agreement. Trade and other payables, cash and cash equivalents, and inventories reflect the acquired economic right over 45% of the working capital of the partnership agreement, in which Ecopetrol is the operator and manages these resources.

The retirement obligation has been valued at fair value, reflecting the obligations to dismantle the acquired interest. Its valuation incorporates a discount, considering its long-term execution.

The deferred tax liability mainly comprises temporary differences arising between the tax bases of property, plant, and equipment , natural and environmental resources, and intangible assets measured at fair value.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The effect on operating results as of December 31, 2024, is as follows:

As of December,
2024
Fair value of net assets acquired and existing	5,562,201
Book value of net assets	(1,873,644)
Consideration for the acquisition of assets (1)	(1,989,695)
(=) Net income from business combination	1,698,862

Recognized in:
Profit before tax on business combinations (Note 28)	1,698,862
(-) Deferred tax expense	(723,693)
(=)Net profit from acquisition after deferred tax	975,169

(1)As of December 31, 2024, $880,396 has been paid and the remaining $1,109,299 will be paid in 2025.

The gain of $975,169, recognized under IFRS 3, reflects the difference between the fair value of the asset and the acquisition price of the 45% stake from Repsol for $309,233 and the revaluation at market prices of the pre-existing 55% of Ecopetrol S.A. for $665,936.

The positive financial impact of the transaction is the result of i) the exercise of the right of preference by Ecopetrol, within the framework of the Joint Operating Agreement (JOA), which allowed it to access the negotiation with more updated and precise information and ii) the improved performance of reserves in the Akacías field was reflected in the update of the valuation cash flows.

As part of the acquisition process of the 45% in CPO-09, transaction costs of around $265 were incurred, which were recognized as expenses in the period in which the acquisition took place. The main transaction costs are associated with legal and financial advice.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.Investments in associates and joint ventures

13.1Composition and movements

	2024	2023
Joint ventures
Interligação Elétrica do Madeira S.A.	1,698,178	1,705,188
Transmissora Aliança de Energia Elétrica S.A.	1,513,758	1,513,497
Equion Energía Limited	1,178,279	1,037,418
Interligação Elétrica Paraguaçu S.A.	514,509	526,294
Interligação Elétrica Ivaí S.A.	488,211	456,076
Interligação Elétrica Garanhuns S.A.	478,839	500,889
Interligação Elétrica Aimorés S.A.	323,434	335,995
Conexión Kimal Lo Aguirre S.A.	163,339	119,069
Ecodiesel Colombia S.A.	69,054	85,030
Consorcio Eléctrico Yapay S.A.	23,505	—
PA Energía para la paz	8,657	—
Transnexa S.A. E.M.A.	8,545	8,545
Interconexión Eléctrica Colombia Panamá S.A.	4,995	2,544
Derivex S.A.	1,243	1,123
Parques de Rio	59	71
Interconexión Eléctrica Colombia Panamá S.A.S E.S.P.	4	4
	6,474,609	6,291,743
Less impairment:
Equion Energía Limited	(392,809)	(408,183)
Transnexa S.A. E.M.A.	(8,545)	(8,545)
	6,073,255	5,875,015
Associates
Gases del Caribe S.A. E.S.P.	1,529,219	1,527,699
ATP Tower Holdings	755,632	720,332
Gas Natural del Oriente S.A. E.S.P.	154,746	156,353
Gases de la Guajira S.A. E.S.P.	71,073	69,996
Extrucol S.A.	32,137	30,147
E2 Energía Eficiente S.A. E.S.P.	31,783	34,432
Serviport S.A.	9,399	9,399
Sociedad Portuaria Olefinas y Derivados S.A.	4,028	4,658
	2,588,017	2,553,016
Less impairment: Serviport S.A.	(9,399)	(9,399)
	2,578,618	2,543,617
	8,651,873	8,418,632

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the movement of investments in associates and joint ventures:

For the year ended December 31, 2024:

		Joint
	Associates	ventures	Total
Opening balance	2,543,617	5,875,015	8,418,632
Capital contributions	—	20,430	20,430
Effects of equity method through:
Profit or loss	135,144	629,222	764,366
Other comprehensive income	78,450	(117,716)	(39,266)
Dividends declared (1)	(178,593)	(349,070)	(527,663)
Impairment recovery (Note 18)	—	15,374	15,374
Closing balance	2,578,618	6,073,255	8,651,873
(1)

During 2024, dividends of $425,191 (2023:482,124) were received from: i) the joint ventures of Interconexión Eléctrica S.A.: Transmissora Aliança de Energía Elétrica, Interligação Elétrica Paraguaçu Interligação Elétrica Aimorés, Interligação Elétrica do Madeira S.A., and Interligação Elétrica Ivaí S.A. and ii) of the associates of Invercolsa: Gases del Caribe, Gas Natural del Oriente, Gases de la Guajira, and Extrucol.

For the year ended December 31, 2023:

		Joint
	Associates	ventures	Total
Opening balance	2,692,999	6,803,601	9,496,600
Capital contributions	—	853	853
Effects of equity method through:
Profit or loss	197,732	607,617	805,349
Other comprehensive income	(168,566)	(1,181,002)	(1,349,568)
Dividends declared (1)	(178,548)	(348,067)	(526,615)
Impairment (Note 18)	—	(7,987)	(7,987)
Closing balance	2,543,617	5,875,015	8,418,632
(1)	During 2023, Ecopetrol Business Group received dividends of $482,124 (2022: $1,471,134) from its investments Transmissora Aliança de Energía Elétrica, Interligação Elétrica Paraguaçu, Interligação Elétrica Aimorés, Gases del Caribe, Gas Natural del Oriente, Gases de la Guajira and Extrucol.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

For the year ended December 31, 2022:

		Joint
	Associates	ventures	Total
Opening balance	2,608,156	5,749,030	8,357,186
Capital contributions	—	329,377	329,377
Effects of equity method through:
Profit or loss	126,329	642,093	768,422
Other comprehensive income	149,165	1,450,948	1,600,113
Dividends declared (1)	(190,651)	(1,365,755)	(1,556,406)
Impairment (Note 18)	—	(2,092)	(2,092)
Closing balance	2,692,999	6,803,601	9,496,600
(1)	During 2022, Ecopetrol Business Group received dividends of $1,471,134 (2021: $206,048) from its investments Transmissora Aliança de Energia Elétrica S.A., Interligação Elétrica do Madeira S.A., Gas Natural del Oriente S.A. E.S.P, Gases del Caribe S.A. E.S.P., Extrucol S.A., Gases de la Guajira S.A. E.S.P. and E2 Energía Eficiente S.A. E.S.P.

13.2Additional information about associates and joint ventures

The following is the detail of assets, liabilities, and results of the main investments in associates and joint ventures, as of December 31, 2024, and 2023:

	2024			2023
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Statement of financial position
Current assets	650,066	1,648,936	104,545	675,192	2,167,294	1,395,515
Non–current assets	4,729,026	11,582,196	1,563,339	5,064,524	11,709,871	5,661
Total assets	5,379,092	13,231,132	1,667,884	5,739,716	13,877,165	1,401,176
Current liabilities	416,641	1,412,355	41,600	290,292	1,276,744	29,726
Non–current liabilities	1,843,439	6,875,987	29,121	2,288,606	7,327,321	42,056
Total liabilities	2,260,080	8,288,342	70,721	2,578,898	8,604,065	71,782
Equity	3,119,012	4,942,790	1,597,163	3,160,818	5,273,100	1,329,394
Other complementary information
Cash and cash equivalents	121,823	3,858	25,394	193,009	624	34,378

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	2024			2023
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Statement of profit or loss
Sales revenue	572,619	1,757,883	125	613,807	1,165,129	11
Costs	(27,966)	(260,523)	(22,189)	(33,798)	(191,359)	(23,815)
Other operating expenses, net	—	(168,309)	(722)	—	(133,717)	(2,579)
Financial (expenses) income	(91,419)	81,962	95,397	(125,247)	327,744	82,424
Income tax	(92,027)	(70,168)	(22,673)	(97,899)	(46,465)	(17,323)
Financial year results	361,207	1,340,845	49,938	356,863	1,121,332	38,718
Other comprehensive results	—	10,073	1,014,048	—	(46,177)	796,213
Other complementary information
Depreciation and amortization	728	42,834	—	804	30,875	21

This is a reconciliation of equity of the significant investments and the carrying amount of investments as of December 31:

	2024			2023
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Equity of the joint venture	3,119,012	4,942,790	1,597,163	3,160,818	5,273,100	1,329,394
% of Ecopetrol’s ownership	51.00%	14.88%	51.00%	51%	14.88%	51%
Ecopetrol’s ownership	1,590,696	735,487	814,553	1,612,017	784,637	677,991
Additional value of the investment	—	142,820	375,694	—	177,988	375,694
Impairment	—	—	(392,809)	—	—	(408,183)
Unrealized gain	—	—	(11,968)	—	—	(16,267)
Carrying amount of the investment	1,590,696	878,307	785,470	1,612,017	962,625	629,235

The information on assets, liabilities, and profit of the other associated companies and joint ventures is found in exhibit 1.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14.Property, plant, and equipment

	Plant	Pipelines,
	and	networks,	Work in
	equipment	and lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2023	54,897,509	58,584,853	15,519,986	16,668,026	4,832,650	3,337,999	153,841,023
Additions/capitalizations (1)	2,998,597	2,427,231	3,120,613	892,401	12,043	70,156	9,521,041
CPO-09 asset acquisition	715,573	—	275,432	248,467	—	—	1,239,472
Abandonment cost update (Note 23)	(10,565)	1,858	—	—	—	—	(8,707)
Capitalized financial interests (2)	253,457	96,580	36,695	41,015	596	106	428,449
Exchange differences capitalized	1,215	463	348	197	3	1	2,227
Disposals	(917,845)	(276,179)	(12,522)	(70,846)	(2,043)	(104,877)	(1,384,312)
Fair value adjustment in business combination	1,011,253	—	74,575	349,709	—	—	1,435,537
Field reversal	4,726	5,617	—	4,668	—	47	15,058
Foreign currency translation	4,509,197	2,639,095	184,020	1,099,990	291,441	142,843	8,866,586
Reclassifications/transfers (3)	(279,096)	21,569	(895,632)	296,130	1,387	(156,585)	(1,012,227)
Balance as of December 31, 2024	63,184,021	63,501,087	18,303,515	19,529,757	5,136,077	3,289,690	172,944,147

Accumulated depreciation and impairment losses
Balance as of December 31, 2023	(24,981,482)	(23,488,683)	(1,687,758)	(7,146,337)	(168,099)	(1,197,362)	(58,669,721)
Depreciation expense	(2,820,925)	(2,353,808)	—	(734,220)	—	(158,593)	(6,067,546)
Recovery (loss) impairment (Note 18)	807,549	299,451	(138,139)	275,235	14,547	3,016	1,261,659
Disposals	833,625	224,039	—	51,365	3,305	84,432	1,196,766
Foreign currency translation	(1,722,232)	(1,045,849)	(65)	(411,176)	(14,821)	(82,700)	(3,276,843)
Reclassifications/transfers	(290,955)	315,671	166,666	(173,685)	(2,219)	50,618	66,096
Balance as of December 31, 2024	(28,174,420)	(26,049,179)	(1,659,296)	(8,138,818)	(167,287)	(1,300,589)	(65,489,589)

Balance as of December 31, 2023	29,916,027	35,096,170	13,832,228	9,521,689	4,664,551	2,140,637	95,171,302
Balance as of December 31, 2024	35,009,601	37,451,908	16,644,219	11,390,939	4,968,790	1,989,101	107,454,558
(1)

Mainly includes: i) Ecopetrol S.A. projects in progress associated with the Akacías, Caño Sur, Rubiales, Castilla, Chichimene, Cupiagua fields and the Barrancabermeja Refinery ii) Interconexión eléctricas S.A. E.S.P projects in progress: UPME 09-2016 Copey–Cuestecitas, 500 kV and Copey–Fundación, 220 kV, UPME 04-2019 La Loma - Sogamoso 500 kV Transmission Line, Connection of the Alpha and Beta wind farms to the Nueva Cuestecitas substation, Copey - Cuestecitas 500kV Second Circuit Project, Connection of the Windpeshi wind farm to the Cuestecitas 200kV substation and asset optimization plan.

(2)	Financial interest is capitalized based on the weighted average rate of borrowing costs.
(3)

Corresponds mainly to i) recognition of McDermott’s shares in Refinería de Cartagena S.A.S. (see Note 23.4) and ii) additions and transfers in transmission lines of Interconexión eléctricas S.A. E.S.P due to the entry into operation of the projects.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Plant	Pipelines,
	and	networks,	Work in
	equipment	and lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2022	62,807,662	60,287,768	13,462,321	15,354,065	5,199,069	3,225,278	160,336,163
Additions/capitalizations (1)	2,592,249	2,257,397	3,510,753	552,852	15,489	421,145	9,349,885
Abandonment cost update (Note 23)	55,694	221,944	—	(7,505)	—	(29)	270,104
Capitalized financial interests (2)	101,125	80,720	92,816	12,930	137	9,902	297,630
Exchange differences capitalized	457	365	659	58	1	45	1,585
Disposals	(653,972)	(266,862)	(15,128)	(13,398)	(498)	(70,430)	(1,020,288)
Foreign currency translation	(7,966,666)	(4,448,755)	(226,974)	(1,844,094)	(479,724)	(277,409)	(15,243,622)
Reclassifications/transfers	(2,039,040)	452,276	(1,304,461)	2,613,118	98,176	29,497	(150,434)
Balance as of December 31, 2023	54,897,509	58,584,853	15,519,986	16,668,026	4,832,650	3,337,999	153,841,023
Accumulated depreciation and impairment losses
Balance as of December 31, 2022	(27,513,889)	(22,870,508)	(1,418,040)	(6,230,154)	(53,514)	(1,252,560)	(59,338,665)
Depreciation expense	(2,916,507)	(2,319,289)	—	(626,962)	—	(153,357)	(6,016,115)
Recovery (loss) impairment (Note 18)	765,513	(212,245)	(360,367)	136,123	(132,149)	8,905	205,780
Disposals	625,848	228,151	—	12,898	155	53,098	920,150
Foreign currency translation	3,039,353	1,722,919	5,207	678,512	17,409	158,678	5,622,078
Reclassifications/transfers	1,018,200	(37,711)	85,442	(1,116,754)	—	(12,126)	(62,949)
Balance as of December 31, 2023	(24,981,482)	(23,488,683)	(1,687,758)	(7,146,337)	(168,099)	(1,197,362)	(58,669,721)

Balance as of December 31, 2022	35,293,773	37,417,260	12,044,281	9,123,911	5,145,555	1,972,718	100,997,498
Balance as of December 31, 2023	29,916,027	35,096,170	13,832,228	9,521,689	4,664,551	2,140,637	95,171,302
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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15. Natural and environmental resources

		Asset	Exploration
	Oil	retirement	and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2023	94,175,842	10,146,543	9,718,731	114,041,116
Additions/capitalizations (1)	9,101,220	23,475	1,416,141	10,540,836
CPO-09 asset acquisition	424,451	—	325,772	750,223
Abandonment cost update (Note 23)	—	(2,084,907)	(3,313)	(2,088,220)
Disposals	(117,146)	—	—	(117,146)
Write off exploratory assets and dry wells (2)	—	—	(1,108,134)	(1,108,134)
Capitalized financial interests (3)	344,925	—	36,186	381,111
Exchange differences capitalized	1,653	—	173	1,826
Fair value adjustment in business combination	207,570	—	88,205	295,775
Field reversal	15,764	2,295	—	18,059
Foreign currency translation	4,507,413	156,821	54,759	4,718,993
Transfers/reclassifications	193,836	4,469	(476,634)	(278,329)
Balance as of December 31, 2024	108,855,528	8,248,696	10,051,886	127,156,110

Accumulated depletion and impairment losses
Balance as of December 31, 2023	(63,009,839)	(5,478,111)	(337,033)	(68,824,983)
Depletion expense	(7,083,306)	(874,349)	—	(7,957,655)
Loss of impairment (Note 18)	(254,073)	—	(78,895)	(332,968)
Disposals	91,270	—	—	91,270
Foreign currency translation	(2,431,237)	(79,882)	—	(2,511,119)
Transfers/reclassifications	(242,912)	(11,879)	299,930	45,139
Balance as of December 31, 2024	(72,930,097)	(6,444,221)	(115,998)	(79,490,316)
Net balance as of December 31, 2023	31,166,003	4,668,432	9,381,698	45,216,133
Net balance as of December 31, 2024	35,925,431	1,804,475	9,935,888	47,665,794
(1)

Includes mainly: a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities executed in Midland/Delaware, b) Ecopetrol S.A. mainly Caño Sur, Rubiales, Floreña and Castilla fields and c) Hocol S.A. mainly for the execution of the Llanos, Guarrojo, Perdices, Cor 9, VIM8, SN-18, Upar, Malacate, Guajira, Ocelote, Rancho Hermoso, and SSJN1 projects.

(2)

Includes: a) Ecopetrol S.A. mainly the Orca1, Arantes1, Machin1, and Morito1 wells b) Hocol S.A mainly the Milonga, Yoda A, Arbolito Norte, Sabanales, Toritos, and Saltador wells and exploration and seismic expenses mainly in Llanos, VIM8, Perdices, Cor-9, SN-18, SSJN1, Upar, YD SN-1, SN-15, RC-7, c) Ecopetrol Brasil Pau Brasil well.

(3)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

			Exploration
	Oil	Asset retirement	and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2022	88,338,471	7,104,903	10,480,025	105,923,399
Additions/capitalizations (1)	11,899,832	3,197	2,061,406	13,964,435
Abandonment cost update (Note 23)	—	3,262,348	(67,112)	3,195,236
Disposals	(503,017)	—	—	(503,017)
Write off exploratory assets and dry wells (2)	—	—	(1,472,397)	(1,472,397)
Capitalized financial interests (3)	256,382	—	89,952	346,334
Exchange differences capitalized	1,158	—	404	1,562
Foreign currency translation	(6,179,993)	(220,433)	(875,454)	(7,275,880)
Transfers/reclassifications	363,009	(3,472)	(498,093)	(138,556)
Balance as of December 31, 2023	94,175,842	10,146,543	9,718,731	114,041,116

Accumulated depletion and impairment losses
Balance as of December 31, 2022	(58,382,473)	(5,088,086)	(129,230)	(63,599,789)
Depletion expense	(6,098,607)	(507,651)	—	(6,606,258)
Loss of impairment (Note 18)	(1,898,824)	—	(254,708)	(2,153,532)
Disposals	79,824	—	—	79,824
Foreign currency translation	3,249,017	117,626	—	3,366,643
Transfers/reclassifications	41,224	—	46,905	88,129
Balance as of December 31, 2023	(63,009,839)	(5,478,111)	(337,033)	(68,824,983)
Net balance as of December 31, 2022	29,955,998	2,016,817	10,350,795	42,323,610
Net balance as of December 31, 2023	31,166,003	4,668,432	9,381,698	45,216,133
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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Accounting for suspended exploratory wells

The following table shows the classification by age, from the completion date, of the exploratory wells that are suspended as of December 31, 2024, 2023 and 2022:

	2024	2023	2022
Between 1 and 3 years (a)	75,708	—	48,206
More than 5 years (b)	—	—	650,767
Total suspended exploratory Wells	75,708	—	698,973
Number of projects exceeding 1 year	11	—	8
Projects under 1 year of suspended (c)	21,025	230,376	990
a)

For 2024, the suspended exploratory wells mainly correspond to Ecopetrol: Gibraltar, Hocol: Pollera Norte 1, which were under evaluation. For 2022, the balance mainly corresponds to Hocol: Bullerengue South West-1 and Merecumbe 1, which were under evaluation.

b)	For 2022, it mainly corresponds to i) Ecopetrol S.A.: Orca 1, Purple Angel, and Gordon.

c)

For 2024, it mainly corresponds to Ecopetrol: Atalayas, Hocol: Toritos Sur 2. For 2023, it corresponds mainly to 1) Ecopetrol: Kale and Gibraltar, 2) Hocol: SSJN1 BO5, Pollera Norte A3 and YDSN-1 Yoda A. For 2022, the balance corresponds to Ecopetrol: Magallanes. For 2022, the balance corresponds to Hocol: Merecumbe 1 -SSJN1.

16.Right-of-use assets

The following is the movement of right-of-use assets for the years ended December 31, 2024 and 2023:

		Lands and	Plant and		Right-of-use	Lease
	Pipelines	buildings	equipment	Vehicles	assets	liabilities
Balance as of December 31, 2023	11,925	244,789	435,984	148,938	841,636	1,382,636
Additions	29,882	52,022	96,645	235,366	413,915	413,915
Amortization of the period	(20,518)	(51,388)	(140,588)	(106,641)	(319,135)	—
Remeasurements (1)	811	2,734	89,064	(5,870)	86,739	86,739
Impairment loss (Note 18)	—	(6,450)	(20,462)	(41)	(26,953)	—
Disposals	(10,240)	(1,742)	(3,467)	(591)	(16,040)	(26,828)
Effect of loss of control in subsidiaries	—	—	(2,881)	—	(2,881)	—
Finance cost	—	—	—	—	—	132,601
Repayment of borrowings (capital)	—	—	—	—	—	(452,111)
Payment of interests	—	—	—	—	—	(110,390)
Transfers	—	(389)	527	(252)	(114)	10,946
Exchange difference	2,528	(11,931)	4,708	7,939	3,244	68,964
Balance as of December 31, 2024	14,388	227,645	459,530	278,848	980,411	1,506,472

(1)Corresponds mainly to updating rates and conditions in lease contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Lands and	Plant and		Right-of-use	Lease
	Pipelines	buildings	equipment	Vehicles	assets	liabilities
Balance as of December 31, 2022	96,234	244,058	119,534	167,987	627,813	1,212,346
Additions	(31,998)	117,708	402,914	136,814	625,438	625,438
Amortization of the period	(25,234)	(58,019)	(84,161)	(130,407)	(297,821)	—
Remeasurements (1)	(7,031)	3,578	26,259	13,059	35,865	109,926
Impairment loss (Note 18)	—	(2,672)	(6,632)	(16,759)	(26,063)	—
Disposals	(11,958)	(10,899)	(10,369)	(2,861)	(36,087)	(64,232)
Finance cost	—	—	—	—	—	105,710
Repayment of borrowings (capital)	—	—	—	—	—	(458,404)
Payment of interests	—	—	—	—	—	(75,236)
Transfers	—	—	—	(20)	(20)	(13,842)
Exchange difference	(8,088)	(48,965)	(11,561)	(18,875)	(87,489)	(59,070)
Balance as of December 31, 2023	11,925	244,789	435,984	148,938	841,636	1,382,636
(1)	Corresponds mainly to updating rates and conditions in lease contracts.

17.Intangible assets

The following is the movement of intangibles and their amortization and impairment for the years ended December 31, 2024, and 2023:

	Licensees
	and	Other	Concessions	Easements
	software	intangibles	and rights	(1)	Total
Cost
Balance as of December 31, 2023	1,659,452	969,856	13,659,149	1,556,960	17,845,417
Acquisitions	529,722	—	322,263	13,723	865,708
Disposals	(152,677)	—	(14,781)	(2,941)	(170,399)
Foreign currency translation	38,644	(96,488)	2,054,908	68,581	2,065,645
Transfers/reclassifications	50,370	336,282	3,796	25,858	416,306
Balance as of December 31, 2024	2,125,511	1,209,650	16,025,335	1,662,181	21,022,677

Accumulated amortization and impairment losses
Balance as of December 31, 2023	(961,414)	(255,928)	(1,780,989)	(132,277)	(3,130,608)
Amortization	(263,172)	(14,870)	(568,260)	(6,645)	(852,947)
Impairment (loss) recovery	(2,583)	(297)	(42,862)	218	(45,524)
Disposals	69,888	(52)	6,782	600	77,218
Foreign currency translation	(25,229)	90,779	(712,998)	(3,320)	(650,768)
Transfers/reclassifications	(2,118)	2,118	—	(6,763)	(6,763)
Balance as of December 31, 2024	(1,184,628)	(178,250)	(3,098,327)	(148,187)	(4,609,392)

Net balance as of December 31, 2023	698,038	713,928	11,878,160	1,424,683	14,714,809
Net balance as of December 31, 2024	940,883	1,031,400	12,927,008	1,513,994	16,413,285
(1)	Easements are acquired rights for the passage of its operating assets, mainly electric power transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time.

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

The impairment of non-current assets includes property, plant, and equipment, natural resources, investments in companies, goodwill, and other non–current assets. Ecopetrol Business Group is exposed to future risks derived mainly from variations in (a) the estimate of future oil prices, (b) the refining margins and profitability, (c) the cost profile, (d) the investments and maintenance expenses, (e) the amounts of recoverable reserves, and (f) the market and country risk assessments reflected in the discount rate, (g) changes in national and foreign regulations, among others.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Based on the impairment tests conducted by the Ecopetrol Business Group, the following are the impairments or reversals for the years ended on December 31, 2024, 2023 and 2022:

Impairment (loss) reversal by segment	2024	2023	2022
Exploration and Production	(480,180)	(2,741,092)	(890,248)
Refining and Petrochemicals	1,265,753	1,482,444	1,096,021
Transport and Logistics	127,206	(630,134)	(406,229)
Electric power transmission and toll roads concessions	(45,351)	(209,551)	(87,543)
	867,428	(2,098,333)	(287,999)

Recognized in:
Property, plant, and equipment (Note 14)	1,261,659	205,780	399,218
Natural resources (Note 15)	(332,968)	(2,153,532)	(623,074)
Investment in joint ventures and associates (Note 13)	15,374	(7,987)	(2,092)
Right of use assets (Note 16)	(26,953)	(26,063)	(10,785)
Other non-current assets	(49,684)	(116,531)	(51,266)
	867,428	(2,098,333)	(287,999)

18.1Exploration and production

The impairment (loss) reversal of assets of the Exploration and Production segment for the years ended December 31 of 2024, 2023 and 2022 is the following:

	2024	2023	2022
Oilfields	(495,554)	(2,733,105)	(888,156)
Investment in joint ventures	15,374	(7,987)	(2,092)
	(480,180)	(2,741,092)	(890,248)

18.1.1	Oilfields

In 2024, a net impairment expense of $495,554 was recognized: generated in: i) in the K2 and Gunflint fields of Ecopetrol America, ii) Ecopetrol S.A. due to the offsetting effect between an impairment mainly in the Llanito, Orito, and Sur cash-generating units; and a recovery mainly in assets such as Suria, Dina Cretaceo, Jazmin, and San Francisco; and iii) in Hocol S.A. due to the offsetting effect between the impairment of the Espinal cash-generating unit and the recovery in La Hocha, Chenche, Toldado, Cicuco, and Upía. The lower impairment compared to the previous year is mainly due to the successful in the implementation of plans to mitigate the impairment loss for lower future hydrocarbon prices in the short and medium term. The plans considered the following aspects: acceleration in the addition of incremental volumes through profitable projects and decision-making, efficiencies, the decrease of fixed costs, optimization of technical abandonment costs, net book value management, among others.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the breakdown of oilfields impairment losses or reversals for the years ended December 31, 2024, 2023 and 2022:

2024

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	3,108,746	6,131,355	879,849
Loss	3,738,997	2,363,594	(1,375,403)
			(495,554)

2023

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	9,815,365	18,112,635	363,911
Loss	10,048,388	6,951,372	(3,097,016)
			(2,733,105)

2022

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	3,540,732	5,563,724	250,306
Loss	4,870,976	3,732,514	(1,138,462)
			(888,156)

The assumptions used to determine the recoverable amount include the following:

●	The fair value less costs of disposal of the Exploration and Production segment assets was determined based on cash flows after tax derived from the business plans approved by Ecopetrol Business Group’s Management, which are developed based on long–term macroeconomic policies and fundamental assumptions of supply and demand. The fair value hierarchy is 3.
●	Balance of oil and gas reserves, in addition to proven reserves, probable and possible reserves were also considered (See Note 34), adjusted by different risk factors.
●	The discount rate in real terms was determined as the weighted average cost of capital (WACC) and corresponds to a differential rate depending on the projected tax surcharge for each year, as follows: 5.98% (2023: 7.15%) with tax surcharge of 0%, 5.75% (2023: 6.9%) with a tax surcharge of 5%, 5.52% (2023: 6.65%) with a tax surcharge of 10% and 5.28% (2023: 6.40%) with a tax surcharge of 15%. For fields located in the United States, the discount rates used were: 7.93% (Rate with tax) and 8.54% (Rate without tax).
●	Oil price – Brent: Projections for Ecopetrol S.A. and Hocol S.A. include USD$69.81/barrel for the first year, USD$71.14/barrel average for the medium term, and USD$73.23/barrel as of 2035. In 2023, the assumptions made took a price of USD$83.35/barrel for the first year, USD$78.05/barrel average for the medium term, and USD$77.81/barrel as of 2034. For Ecopetrol América Inc. the prices used were USD$66.60/barrel average for the short term and USD$67.18/barrel average for the long term.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	The projection of international crude oil prices is carried out by an independent agency specialized in Oil & Gas, which has been considering the current scenarios of the OPEC (Organization of Petroleum Exporting Countries) oil quota agreements and the balance between supply and demand in the short and long term for the industry.

18.1.2Investments in joint ventures

Investments in joint ventures in the Exploration and Production segment are recorded using the equity method of accounting. Ecopetrol Business group evaluates if there is any objective evidence that indicate that the fair value of such investments has impaired in the period, especially those for which goodwill has been recorded.

As a result, Ecopetrol Business Group recognized a recovery (loss) of impairment on the carrying value as of December 31, as follows:

	2024	2023	2022
Equion Energía Limited	15,374	(7,987)	(2,092)
	15,374	(7,987)	(2,092)

In 2024, an impairment recovery was recognized on the investment in Equion, which adjusts the book value of the assets evaluated to their current fair value.

In 2023, an impairment loss was recognized on the investment in Equion, mainly due to the update of its non-current assets in the model.

In 2022, an impairment loss was recognized on the investment in Equion, mainly due to the increase in the discount rate, as well as the sale of the Alto Magdalena Pipeline (OAM) at a lower value than expected.

18.2Refining and Petrochemical

Ecopetrol Business Group recognized a reversal (loss) of impairment on the carrying value as of December 31, as follows:

	2024	2023	2022
Refinería de Cartagena S.A.S.	1,265,753	1,482,512	1,096,024
Invercolsa S.A.	—	(68)	(3)
	1,265,753	1,482,444	1,096,021

The following is the Cash Generating Units impairment or reversals in the refining and petrochemical segment for the years ended December 31, 2024, 2023 and 2022:

2024

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	reversal (loss)
Refinería de Cartagena S.A.S.	28,237,532	35,329,614	1,265,753
			1,265,753

2023

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	reversal (loss)
Refinería de Cartagena S.A.S.	26,423,190	27,905,702	1,482,512
Invercolsa S.A.	273	205	(68)
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

The operating assets considered in this valuation are those that make up the refinery and that as a whole are considered a Cash Generating Unit (CGU), and have not changed with respect to 2023.

The estimates derived from the valuation of the impairment of the assets of Refinería de Cartagena S.A.S. were carried out based on: i) exogenous and market variables that are outside the control of the Administration, such as the prices that define the income (refined products) and costs of the refinery (raw materials) and the macroeconomic variables that impact the discount rate of their cash flows for the purpose of asset valuation, and ii) the operational and corporate variables subject to the Company’s management, such as the efficiency of the plants, its operational availability and the corresponding management of costs and expenses. The assumptions used in the model to determine recoverable values include:

●	Volumes: They correspond to the volumetric balances determined based on prices, availability of crude oil, local market demand, refinery utilization factor and particular characteristics of the system.
●	Prices: The set of prices used to estimate the flow of sales income and the cost of raw materials are provided by the specialist IHS Market, a third party specialized in price projections. Long-term price forecasts are based on many assumptions and are therefore subject to change over time. Factors that affect forecasts, such as gross domestic product, changes in regulation, technology, and consumer preferences, are examples of assumptions that can have a major impact on a long-term forecast.
●	OPEX: For the short and medium term projection, the OPEX per barrel included in the budget 2025, 2026 and 2027 is considered. For the purposes of the long-term projection, from 2028 to the evaluation limit, the OPEX per barrel, taking into consideration the current contracts and costs of the refinery and the latest study carried out by the specialist Solomon (a third party expert in global refinery benchmarking), adjusting the energy costs with the information included in the contracts of gas supply.
●	CAPEX: Includes maintenance CAPEX (capitalizable), defined as the investments in major maintenance required to maintain the Refinery at its current operating level and optimal production level and operational continuity investments, also in according to the study of comparable entities by Solomon. The maintenance CAPEX is estimated in the 2025-2027 budget year. Starting in 2028, this indicator is estimated based on the same methodology used for OPEX.
●	Capex SosTECnibilidad: Reficar’s investment plan, aligned with the Ecopetrol Business Group strategy, includes investments focused on the implementation of new technologies. These technologies aim to adjust the current operation of the refinery in line with the country’s fuel demands and to enter new markets such as petrochemicals.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

In 2024, there is a recovery of impairment of $1,271,120 mainly due to: i) higher price differentials in mid–distillates in the medium and long term projection, ii) greater participation of national crude oils in the refinery diet, iii) inclusion of energy efficiency initiatives and entry into operation of the project to expand the capacity of unit U-111 to 50 kilobarrels per day in the medium and long term to maintain operating efficiency conditions, and iv) decrease in the discount rate according to market conditions. Additionally, there is an expense for impairment in surpluses from the expansion project for $5,367.

During 2023 there is a recovery of $1,494,224 mainly due to: i) higher price differentials in mid–distillates in the medium and long-term projection, ii) imported crude oils more discounted on the brent marker, and iii) operational improvements executed in 2024, which together with energy efficiency initiatives have managed to optimize the operational costs of the refinery and reduce energy consumption. Additionally, a loss for impairment of office-type containers was recognized as a result of their appraisals and leftovers from the expansion project for $11,712.

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

18.2.2Refinería de Barrancabermeja

As of December 31, 2024, 2023, and 2022, qualitative assessment of the assets associated with the refining segment were executed, including the Barrancabermeja Refinery Modernization Project. As a result, there are no indicator of impairment loss or recovery.

18.3Transport and Logistics

The recoverable amount of these assets was determined based on its fair value with costs of disposal, which corresponds to discounted cash flows based on the hydrocarbon production curves and refined products transport curves. The fair value hierarchy is 3.

The assumptions used in the model to determine the recoverable value included: i) the tariffs regulated by the Ministry of Mines and Energy and the Energy and Gas Regulation Commission - CREG and National Infrastructure Agency (ANI), ii) the actual discount rate used in the valuation was 6.00% (2023 – 5.88% and 2022 – 4.73%) and iii) volumetric projection based on the financial plan and the long-term volumetric balance, and iv) exchange rate at the end of the year 2024, equivalent to $4,409.15.

In 2024, there was an impairment reversal of $127,206 due to the effect of: i) tariff update in oil pipelines, ii) better results in volumetric projections, and iii) higher closing exchange rate for 2024 versus 2023.

In 2023, for the volumetric projection exercise until 2040, there is a decrease in the North, South and Yaguará-Tenay CGUs compared to 2022. This means that by 2024, an impairment loss of $630,134 will be recognized, mainly caused the variation in the exchange rate.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

18.4Energy transmission and roads

According to the impairment test, as of December 31, 2024, 2023 and 2022, ISA and its companies considered that there are no operational or economic issues indicating that the net book value of its non-current non-financial assets cannot be recovered, except for the facts evidenced in the period, which were recognized and assessed in accordance with the applicable accounting standard.

Cash–generating units	2024	2023	2022
Non-current asset held for sale	(42,862)	(98,543)	—
Property, plant and, equipment	(4,161)	(97,760)	(38,821)
Intangibles	1,672	(13,248)	(48,722)
	(45,351)	(209,551)	(87,543)

The recoverable value was determined using the discounted free cash flow methodology, based on the projection of revenues, OPEX and CAPEX, and operating taxes.

In 2024, ISA Bolivia recognized an impairment in the concession assets due to the update of the business plan, which reflects the operating margins and the increase in country risk of $26,606, and in Internexa Colombia, impairment in submarine capacity rights, because of the impact in market prices due to the substantial increase in supply of $16,256. In terms of property, plant, and equipment, the effective sale of the interest in the net assets that Internexa Participações and Internexa Perú owned in Internexa Brasil, was concluded and the effect corresponds to $4,161. Finally, Consorcio Transmantaro updated the book value of the Yaros land, of the Nueva Yanango project, recognizing a recovery of the impairment of $1,672.

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

19.Goodwill

	2024	2023
Interconexión Eléctrica S.A. E.S.P. (1)	3,551,506	3,252,388
Oleoducto Central S.A.S.	683,496	683,496
Hocol Petroleum Ltd.	537,598	537,598
Invercolsa S.A.	434,357	434,357
Andean Chemical Ltd	127,812	127,812
Esenttia S.A.	108,137	108,137
	5,442,906	5,143,788
Less impairment Hocol Petroleum Ltd.	(297,121)	(297,121)
	5,145,785	4,846,667

(1)The variations correspond to the effect of currency translation applied on the goodwill in origin currency.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.Loans and borrowings

20.1	Composition of loans and borrowings

	Weighted average effective
	interest rate as of December 31		2024	2023
	2024	2023
Local currency (1)
Bonds	9.8%	12.4%	5,193,284	5,172,256
Commercial and syndicated loan	11.7%	12.9%	5,301,424	4,323,198
Lease liabilities	9.2%	8.9%	876,234	922,536
			11,370,942	10,417,990
Foreign currency (1)
Bonds	7.0%	6.4%	88,881,027	72,774,985
Commercial and syndicated loans	6.5%	7.2%	18,253,490	21,478,503
Loans from related parties (Note 31)	6.0%	6.0%	829,334	683,949
Lease liabilities	6.5%	6.0%	630,238	460,100
			108,594,089	95,397,537
			119,965,031	105,815,527
Current			11,287,944	15,550,008
Non–current			108,677,087	90,265,519
			119,965,031	105,815,527
(1)	During 2024, Ecopetrol S.A. implemented a set of strategic financing operations to optimize its debt structure, reduce costs, and strengthen the Company’s liquidity. The main transactions include:
a)

Contracting of a local loan with banks of Grupo Aval for COP $1 trillion for a term of 7 years, resources destined to finance the bonds maturing in 2026 through the execution of the early redemption mechanism called make-whole.

b)	Renegotiation of the local loan contracted with Bancolombia for COP $1 trillion, achieving a reduction in the interest rate and generating financial savings.
c)

Issuance of External Public Debt Bonds in the international capital market on January 9, 2024, for USD$1,850 million for a term of 12 years with a rate of 8.375%, resources intended to finance the repurchase of bonds maturing in 2025 and cover nearby debt maturities, mitigating the refinancing risk and improving the Company’s maturity profile.

d)

Issuance of External Public Debt Bonds in the international capital market on October 21, 2024, for USD$1,750 million for a term of 7.3 years with a rate of 7.75%, resources intended to finance the total repurchase of bonds maturing in 2026 and the total and early payment of the credit contracted in September 2023 with international banks.

e)	Refinancing of the Committed Line by contracting an external credit for USD$1,200 million for a term of 5 years, improving the maturity profile of the debt.
f)

Contracting of an external loan with the Sumitomo Mitsui Banking Corporation for USD$250 million for a term of 5 years, resources intended to partially replace the international loan contracted in September 2023, allowing to improve the debt profile and reduce the financial cost.

The increase in foreign currency debt is mainly due to the rise in the exchange rate, from $3,822.05 to $4,409.15 between December 31, 2023, and 2024, respectively.

During 2024, loans and borrowings for $27,155,189 were acquired mainly: in Ecopetrol S.A. for $22,352,453 and Interconexión Eléctrica S.A. E.S.P. for $4,410,500.

As a result of the Business Group’s strategy, related to the comprehensive management of maturities, during 2024 capital payments were made for $26,157,908; mainly in Ecopetrol S.A. for $22,887,005, and Interconexión Eléctrica S.A. E.S.P. for $2,476,782. Likewise, interest payments were made for $7,526,172 mainly in Ecopetrol S.A. for $5,361,447, and in Interconexión Eléctrica S.A. E.S.P. for $2,023,663.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.2Fair value of loans

The fair value of loans and borrowings is $117,136,938 and $104,223,267 as of December 31, 2024, and 2023, respectively.

20.3Maturity of loans and borrowings

The following are the maturities of loans and borrowing as of December 31, 2024:

	Up to 1
	year	1 – 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	374,791	1,255,832	1,385,204	2,177,457	5,193,284
Commercial and syndicated loan	553,574	3,298,708	1,324,142	125,000	5,301,424
Lease liabilities	225,327	441,420	208,619	868	876,234
	1,153,692	4,995,960	2,917,965	2,303,325	11,370,942
Foreign currency
Bonds	5,548,061	24,885,853	37,936,556	20,510,557	88,881,027
Commercial and syndicated loans	3,631,745	13,827,493	461,881	332,371	18,253,490
Lease liabilities	125,112	250,546	205,240	49,340	630,238
Loans from related parties	829,334	—	—	—	829,334
	10,134,252	38,963,892	38,603,677	20,892,268	108,594,089
	11,287,944	43,959,852	41,521,642	23,195,593	119,965,031

The following are the maturities of loans and borrowing as of December 31, 2023:

	Up to 1
	year	1 – 5 years	5–10 years	> 10 years	Total
Local currency
Bonds	580,737	1,330,184	1,411,988	1,849,347	5,172,256
Commercial and syndicated loan	772,216	1,929,871	1,262,816	358,295	4,323,198
Lease liabilities	245,673	452,320	223,372	1,171	922,536
	1,598,626	3,712,375	2,898,176	2,208,813	10,417,990
Foreign currency
Bonds	4,147,341	28,047,668	24,479,647	16,100,329	72,774,985
Commercial and syndicated loans	9,023,629	10,639,912	1,524,418	290,544	21,478,503
Loans from related parties	683,949	—	—	—	683,949
Lease liabilities	96,463	146,826	145,956	70,855	460,100
	13,951,382	38,834,406	26,150,021	16,461,728	95,397,537
	15,550,008	42,546,781	29,048,197	18,670,541	105,815,527

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

20.4Breakdown by type of interest rate and currency

The following is the breakdown of loans and borrowing by type of interest rate as of December 31, 2024, and 2023:

	2024	2023
Local currency
Fixed rate	1,799,807	2,030,378
Floating rate	9,571,135	8,387,612
	11,370,942	10,417,990
Foreign currency
Fixed rate	83,480,636	70,956,700
Floating rate	25,113,453	24,440,837
	108,594,089	95,397,537
	119,965,031	105,815,527

20.5Loans designated as hedging instrument

As of December 31, 2024, Ecopetrol Business Group designated USD$17,612 million (2023 – USD$16,535 million) of foreign currency debt as a hedging instrument, of which USD$10,269 million (2023 - $10,270 million) is used to hedge the net investment in foreign operations with the US dollar as their functional currency, and USD$7,343 million (2023 – USD$6,265 million) is used to hedge the cash flows of future crude oil exports. See Notes 30.4.

20.6Guarantees and covenants

As of December 31, 2024, the estimated value of the current guarantees granted by ISA and its companies, within the framework of the definition in paragraph 14 of IFRS 7, used to support growth in its different business units and to ensure commercial, operational, and strategic viability amounts to $22,664,577 (2023 - $20,607,822), mainly in i) Chile for $15,799,052 (2023 - $14,899,609) in ISA Intervial, Ruta del Loa, Ruta de los Ríos, Ruta de la Araucaría and Ruta del Maipo, b) Brazil in ISA CTEEP for $4,186,525 (2023 - $3,029,213), and c) Colombia on the Ruta Costera for $2,679,000 (2023 - $2,679,000).

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

During the reporting period, Ecopetrol Business Group has complied with its payment obligations, guarantees and commitments acquired with its bondholders and local and/or international financing entities.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.Trade and other payables

	2024	2023
Current
Suppliers	15,072,171	13,704,819
Dividends payable (1)	629,458	668,383
Withholding tax	1,341,174	2,099,847
Partners’ advances	982,022	1,270,721
Insurance and reinsurance	279,945	274,739
Deposits received from third parties	184,837	180,065
Related parties (Note 31)	65,387	64,766
Hedging operations	1,471	—
Agreements in transport contracts	61,273	38,920
Various creditors	684,386	589,174
	19,302,124	18,891,434

Non - current
Suppliers	992	8
Deposits received from third parties	—	3,673
Various creditors	13,819	23,599
	14,811	27,280
(1)

Corresponds to dividends payable from Interconexión Eléctrica S.A. for $609,535 (2023: $636,081), Inversiones de Gases de Colombia S.A. for $1,853 (2023: $1,747), Oleoducto de Colombia S.A. $14,110 (2023: $26,608), and Ecopetrol S.A. for $3,960 (2023: $3,947). See Note 24.4.

The carrying amount of trade accounts and other accounts payable approximates their fair value due to their short–term nature.

22.Provisions for employees’ benefits

	2024	2023
Post–employment benefits
Healthcare	11,449,945	11,234,939
Pension	2,788,326	4,013,542
Education	469,681	490,877
Bonds	349,933	424,199
Other plans	166,805	158,644
Termination benefits – Voluntary retirement plan	905,428	828,007
	16,130,118	17,150,208
Social benefits and salaries	1,206,242	1,109,363
Other employee benefits	39,851	13,142
	17,376,211	18,272,713
Current	3,368,547	3,059,204
Non–current	14,007,664	15,213,509
	17,376,211	18,272,713

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.1Post–employment benefits liability (asset)

The following table shows the movement in liabilities and assets, net of post-employment benefits and termination benefits, as of December 31:

	Pension and bonds		Other		Total
	2024	2023	2024	2023	2024	2023
Liabilities for employee benefits
Opening balance	16,411,708	12,840,148	12,749,767	9,465,024	29,161,475	22,305,172
Current service cost	34,132	20,583	174,415	94,448	208,547	115,031
Past service cost	—	—	216,993	107,231	216,993	107,231
Interest expense	1,163,282	1,152,125	928,339	866,111	2,091,621	2,018,236
Actuarial (gains) losses	(1,519,800)	3,560,843	(298,064)	2,891,216	(1,817,864)	6,452,059
Benefits paid	(1,232,066)	(1,140,003)	(742,485)	(673,280)	(1,974,551)	(1,813,283)
Foreign currency translation	(25,989)	(21,988)	662	(983)	(25,327)	(22,971)
Closing balance	14,831,267	16,411,708	13,029,627	12,749,767	27,860,894	29,161,475

Plan assets
Opening balance	11,973,967	10,367,472	37,300	31,338	12,011,267	10,398,810
Return on assets	848,103	928,278	1,861	1,709	849,964	929,987
Contributions to funds	—	—	163,629	149,168	163,629	149,168
Benefits paid	(1,182,824)	(1,085,236)	(167,621)	(150,228)	(1,350,445)	(1,235,464)
Actuarial gains	53,762	1,763,453	2,599	5,313	56,361	1,768,766
Closing balance	11,693,008	11,973,967	37,768	37,300	11,730,776	12,011,267
Net post–employment benefits liability	3,138,259	4,437,741	12,991,859	12,712,467	16,130,118	17,150,208

The following table shows the movement in profit and loss and in other comprehensive income as of December 31, 2024, 2023 and 2022:

	2024	2023	2022
Recognized in profit or loss
Interest expense	1,240,757	1,088,249	679,098
Current service cost	208,547	115,031	147,480
Past service cost	216,993	107,231	114,162
	1,666,297	1,310,511	940,740
Recognized in other comprehensive income
Pension and pension bonds	258,498	(2,664,204)	156,755
Healthcare	1,404,182	(1,714,227)	(1,429,423)
Other	18,911	(82,103)	18,154
	1,681,591	(4,460,534)	(1,254,514)
Deferred tax	(374,059)	1,726,261	586,260
	1,307,532	(2,734,273)	(668,254)

22.2Plan assets

Plan assets are resources held by pension trusts for payment of pension obligations. Payments for health and education post–employment benefits are Ecopetrol’s responsibility. The destination of trust resources and its yields cannot be changed or returned to the Ecopetrol Business Group until all pension obligations have been fulfilled.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following is the composition of the plan assets of pension and pension bonds by type of investment as of December 31, 2024, and 2023:

	2024	2023
Other local currency	3,189,859	3,298,496
Bonds of private entities	2,932,226	3,118,893
Other foreign currency	2,935,450	1,980,308
Bonds issued by the national government	1,930,500	2,262,378
Variable yield	230,634	1,027,891
Other public bonds	—	197,044
Bonds of foreign entities	512,107	126,257
	11,730,776	12,011,267

The 58.09% (2023 – 55.70%) of plan assets are classified as level 1 in the fair value hierarchy where prices for the assets are directly observable on actively traded markets, and 41.91% (2023 – 44.30%) are classified as level 2.

The following table reflects the credit ratings of the issuers and counterparties in assets held by the autonomous pension funds:

	2024	2023

AAA	6,696,147	4,567,823
Nation	4,292,768	4,037,150
AA+	343,639	323,613
AA	124,386	155,628
F1+	45,233	64,624
BRC1+	32,022	15,506
BB+	—	407,183
BBB-	—	164,034
BBB+	—	24,796
BAA2	—	23,864
AA-	—	18,836
BAA1	—	16,728
A+	—	9,499
A	—	1,884
Other ratings	114,539	985,554
Rating not available	82,042	1,194,545
	11,730,776	12,011,267

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.3Actuarial assumptions

The following are the actuarial assumptions used in determining the present value of defined employee benefit obligations used for the actuarial calculations as of December 31, 2024, and 2023:

2024	Pension	Bonds	Health	Education	Others
Discount rate	6.85%-10.9%	8.75%	8.75%-11.2%	9.0%-11.0%	5.7%-11.6%
Salary growth rate	2.0%-3.0%	N/A	3.0%-4.0%	N/A	4.0-5.0%
Expected inflation rate	3.0%-4.0%	3.0%	3.0%	3.0%	3.0%
Pension growth rate	3.0%-3.3%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	13.5%	4.0%	N/A
Long–term rate	N/A	N/A	4.0%	4.0%	N/A

2023	Pension	Bonds	Health	Education	Others
Discount rate	7.5%-11.7%	7.25%	11%-12%	11%-12%	7.4% - 12%
Salary growth rate	3.5%-4.5%	N/A	3.5%-4.5%	N/A	3.5% - 4.61%
Expected inflation rate	3.0%-4.5%	3.00%	3.00%	3.00%	3.0% - 3.5%
Pension growth rate	3.0%-5.0%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	12.80%	4.00%	N/A
Long–term rate	N/A	N/A	4.00%	4.00%	N/A

N/A: Not applicable for this benefit.

The cost trend is the projected increase for the initial year, which includes the expected inflation rate.

22.4Maturity of benefit obligation

The cash flows required for payment of post–employment obligations of Ecopetrol are the following:

Period	Pension and bonds	Other benefits	Total
2025	1,368,320	776,852	2,145,172
2026	1,405,208	815,042	2,220,250
2027	1,404,292	857,552	2,261,844
2028	1,398,966	908,778	2,307,744
2029	1,406,550	950,006	2,356,556
2030yss	7,229,963	5,541,375	12,771,338

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

22.5Sensitivity analysis

The following sensitivity analysis shows the effect of such possible changes on the obligation for defined benefits, while keeping the other assumptions constant, as of December 31, 2024:

	Pension	Bonds	Health	Education	Other
Discount rate
–50 basis points	14,220,518	1,177,840	11,990,999	439,586	1,066,967
+50 basis points	12,827,176	1,129,211	10,575,117	409,005	1,033,436
Inflation rate
–50 basis points	12,765,201	1,130,601	N/A	N/A	926,263
+50 basis points	14,283,629	1,176,205	N/A	N/A	950,381
Salary growth rate
–50 basis points	N/A	N/A	N/A	N/A	108,169
+50 basis points	N/A	N/A	N/A	N/A	115,426
Cost trend
–50 basis points	N/A	N/A	10,573,408	408,560	N/A
+50 basis points	N/A	N/A	11,988,936	439,908	N/A

N/A: Not applicable for this benefit.

23.Accrued liabilities and provisions

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2023	13,102,128	722,788	2,317,724	16,142,640
Abandonment costs update	(2,096,927)	—	—	(2,096,927)
Additions (recoveries) (1)	147,826	(44,519)	208,821	312,128
Uses	(765,921)	(150,071)	(380,972)	(1,296,964)
Financial costs and interest	636,308	245,278	50,397	931,983
Fair value adjustment in business combination	32,450	—	—	32,450
Reversal of fields (2)	4,849	—	—	4,849
Foreign currency translation	151,292	24,974	57,536	233,802
Transfers	(608)	(610)	93,435	92,217
Balance as of December 31, 2024	11,211,397	797,840	2,346,941	14,356,178
Current	1,133,919	37,480	449,107	1,620,506
Non-current	10,077,478	760,360	1,897,834	12,735,672
	11,211,397	797,840	2,346,941	14,356,178
(1)	It mainly includes the recognition of provisions related to potential obligations, provision forced environmental at Ecopetrol S.A., among others.
(2)	Corresponds to the abandonment provision associated with the assets delivered to Ecopetrol S.A. of the La Cañada and La Hocha fields.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2022	10,006,028	898,251	1,852,215	12,756,494
Abandonment costs update (1)	3,465,340	—	—	3,465,340
Additions (2)	71,001	27,250	755,114	853,365
Uses (3)	(680,283)	(905,351)	(382,828)	(1,968,462)
Financial costs and interest (3)	477,491	808,176	45,764	1,331,431
Foreign currency translation	(237,449)	(79,670)	(137,107)	(454,226)
Transfers	—	(25,868)	184,566	158,698
Balance as of December 31, 2023	13,102,128	722,788	2,317,724	16,142,640
Current	1,105,004	70,182	420,063	1,595,249
Non-current	11,997,124	652,606	1,897,661	14,547,391
	13,102,128	722,788	2,317,724	16,142,640
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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.1Asset retirement obligation

The estimated liability for asset retirement obligation costs corresponds to the future obligation that the Ecopetrol Business Group to restore environmental conditions to a level similar to that existing before the start of projects or activities, as described in Note 4.14. As these relate to long–term obligations, this liability is estimated by projecting the expected future payments and discounting at present value with a rate indexed to the Ecopetrol Business Group’s financial obligations, considering the temporariness and risks of this obligation. The discount rates used in the estimate of the obligation as of December 31, 2024, were Exploration and Production 5.88% (2023 - 5.02%), Refining and Petrochemicals 6.59% (2023 - 5.51%), and Transportation and Logistics 6.94% (2023 - 5.20%).

23.2Litigations

The following table details the main litigations recognized in the statement of financial position as of December 31, whose loss expectations are probable and could imply an outflow of resources:

	2024	2023
ISA Energía Brasil. Civil contingency: Nullity of merger of EPTE by CTEEP, issued by Joana D Arc Tensol Rodrigues Pereira. It corresponds to a declaratory action in which minority shareholders claim the nullity of the merger of the Paulista Electric Power Transmission Company (EPTE) by the company or, jointly and severally, the declaration of their right to withdraw and the determination of the payment of the redemption value of their shares. In 2023, the process was classified as a contingent liability.	49,577	—
CTEEP Regulatory Contingency: Billing Eletrobras – RBNI Corresponds to the collection action filed by Eletrobras against ISA CTEEP requesting the return of the value charged in excess by the company as part of the payment of the compensation resulting from the extension of Concession Contract No. 059/2001 under Law No. 12,783/201, relating to NI facilities (new investments) that had been transferred to the company by Eletrobras.	38,489	34,846
Unfavorable first instance ruling for Ecopetrol in the process of direct fixing for the damages associated with the hydrocarbon spill that occurred in Guaduas, Vereda Raizal and Cajón, in the property called “La Floresta” in May 2004.	14,245	14,245
Administrative processes of a sanctioning type issued by PRONATEL and OSIPTEL Internexa Peru: Procedure for failure to pay contributions during the years 2011 to 2022 or the provision of the Dark Optical Fiber service.	12,164	10,161
Transelca. Regulatory contingency: Unavailability of service. Compensation for energy not supplied. In June 2020, a shot occurred in the Bay of Line BL2 Sabanalarga-Fundación, at the Sabanalarga substation, 220 kV; the substation went out of operation, as well as other assets operated by Transelca and other third parties, leaving a large region of the Atlantic Coast without electricity service. In accordance with the provisions of Resolution GREC 011 of 2009, numeral 3.8.3, this event may cause the company to pay compensation for energy not supplied.	8,689	8,714
Ecopetrol S.A. as responsible for the damages caused by export activities in influence of the municipalities of Cicuco, Talaigua Nuevo and Mompox.	6,084	5,429

23.3Environmental contingencies and others

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The Colombian Government, through the Ministry of Environment and Sustainable Development, issued Decrees 2099 and 075 in December 2016 and January 2017, through which it modifies the Single Regulatory Decree of the environment and sustainable development sector, Decree 1076 of 2015, in relation to the mandatory investment for the use of water taken directly from natural sources. The main changes established by these decrees were in relation to the areas of implementation, investment lines and the basis for liquidation of obligations. Likewise, June 30, 2017, was defined as the maximum date to modify the Investment Plans that are in execution.

From the Company’s Environmental Management, with the regional environmental departments and allies in the territory, Ecopetrol executes more than 240 current plans for environmental offsetting and forced investment of 1%.

The resources allocated to environmental compensation and the mandatory investment of no less than 1% have been invested in protection, conservation and preservation actions through voluntary conservation agreements. Likewise, progress has been made in the purchase of lands for conservation, ecological restoration and reforestation. Additionally, through an agreement with IDEAM for the execution of the mandatory obligation of no less than 1%, a line of investment focused on the monitoring of water resources through the instrumentation and monitoring of climatological and hydrological variables with hydrometeorological stations was included.

23.4Contingencies

Refinería de Cartagena S.A.S.

Arbitration tribunal:

On March 8, 2016, Reficar filed a request for arbitration with the International Chamber of Commerce (the “ICC”) against Chicago Bridge & Iron Company NV, CB&I UK Limited and CBI Colombiana SA (jointly, “CB&I”), concerning a dispute related to the engineering, procurement, and construction agreements entered into by and between Reficar and CB&I for the expansion of the Refinería de Cartagena, Colombia. Reficar was the Claimant in the ICC arbitration and seeked no less than USD$2 billion in damages plus lost profits.

On May 25, 2016, CB&I filed its Answer to the Request for Arbitration and the preliminary version of its counterclaim against Reficar, for approximately USD 213 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I.

On April 28, 2017, Reficar filed its non-detailed claim, and, on the same date, CB&I submitted its Statement of Counterclaim increasing its claims to approximately USD$116 million and $387,558 million, including USD$70 million for a letter of credit compliance. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately USD$129 million and $432,303 million (including in each case interest) and filed its Exhaustive Statement of Defense to Reficar’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, USD$139 million for provisionally paid invoices under the Memorandum of Agreement (“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

On June 28, 2019, Chicago Bridge & Iron Company filed a response to Reficar’s non-detailed defense of the counterclaim, updating the value of its claim to approximately USD $137 million and $503,241 million, including interest. Likewise, CB&I presented its detailed defense to Reficar’s claim.

On this same date, Reficar filed its Reply to CB&I’s Non-Exhaustive Statement of Defense and its Exhaustive Statement of Defense to CB&I’s counterclaim, updating its claim for provisionally paid invoices under the MOA and PIP Agreements and the EPC Contract to approximately USD$137 million.

In January 2020, McDermott International Inc. (now McDemott International Ltd and hereinafter “McDermott”) – CB&I parent company – commenced a bankruptcy case under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. Faced with this situation, Refinería de Cartagena took actions to protect its interests and had a group of experts with whom it will continue to evaluate other measures it may adopt in this new circumstance.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

As a consequence of the initiation of the reorganization process, the arbitration was suspended until July 1, 2020, as described below.

On January 21, 2020, Comet II BV, the successor in interest to Chicago Bridge & Iron Company N.V., commenced a bankruptcy proceeding under title 11 of the Bankruptcy Code of the United States before the Bankruptcy Court for the Southern District of Texas. Before the beginning of the insolvency process of Comet II BV, an automatic suspension of the initiation or continuation of any action, process or execution of judgment or award against Comet II BV became effective, which suspended the arbitration.

On March 14, 2020, the Bankruptcy Court entered an order confirming a plan of reorganization, and the order provided for the stay against the arbitration to end upon the earlier of the effective date of the plan or August 30, 2020, whichever would occur first. On June 30, 2020, McDermott notified the occurrence of the effective date of the reorganization plan, thus the suspension of arbitration was lifted on July 1, 2020.

On May 6, 2020, the Superintendence of Companies of Colombia ordered the judicial liquidation of CBI Colombiana S.A., one of the defendants in the CB&I arbitration. On October 22, 2020, Reficar requested its recognition as a creditor of CBI Colombiana S.A., up to the maximum amount of its claims in the arbitration. On January 15, 2021, the liquidator of CBI Colombiana S.A. accepted Reficar’s request.

On September 22, 2020, the tribunal scheduled the start of the hearings for May 2021.

Between May 17 and June 16, 2021, the first two blocks of the hearing were held, in which the evidence in the arbitration against CB&I was presented. On June 16, 2021, the tribunal ordered the submission of post-hearing briefs on October 15 and November 5, 2021. Likewise, the tribunal summoned the parties to a hearing on closing arguments for November 18, and 19, 2021.

On August 16, 2021, the parties requested the tribunal to modify the procedural calendar, consisting of slightly altering the dates of presentation of the post-hearing briefs. On August 26, 2021, the tribunal granted the request of the parties, so the post-hearing briefs were presented on October 22 and November 10, 2021, respectively. The closing arguments hearing was held in a single session on November 18, 2021, and the session scheduled for November 19, 2021, was cancelled.

Subsequently, on December 20, 2021, Refinería de Cartagena presented its memorial for costs in arbitration against CB&I. On February 11, 2022, CB&I presented its memorial for costs.

On September 7, 2023, Refinería de Cartagena S.A.S. was notified of the decision of the International Arbitration Court that resolved the claim filed against. The Arbitration Court ordered CB&I to pay approximately $1,000 USD million plus interest in favor of Refinería de Cartagena. Similarly, the arbitral tribunal dismissed CB&I’s claims for approximately to USD $400 million. Chicago Bridge & Iron Company N.V. and CB&I UK Limited requested the annulment of the award on June 8, 2023, the before Southern District Court of New York.

On August 4, 2023, Refinería de Cartagena answered to the annulment request and, in addition, and likewise requested the confirmation of the award Moreover, On January 10, 2025, the Southern District Court of New York confirmed the Arbitration Award and denied the request for annulment filed by Chicago Bridge & Iron Company N.V. and CB&I UK Limited.

On September 8, 2023, McDermott reported that it will initiate financial restructuring procedures for its subsidiaries in the United Kingdom and the Netherlands, CB&I UK Limited and Chicago Bridge & Iron Company N.V. respectively, considering the arbitral issued award against them and in favor of Refinería de Cartagena. The Company advised by a global team of lawyers and experts, became an active part of the business reorganization processes in said countries to defend its own interests.

Subsequently, on October 10, 2023, CB&I UK Limited and Chicago Bridge & Iron Company N.V. requested before the Texas Bankruptcy Judge the initiation of a procedure for recognition of financial restructuring processes abroad, known as Chapter 15 of the Bankruptcy Code of the United States of America. Specifically, they requested recognition of the financial restructuring processes that were announced by McDermott on September 8, 2023.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Based on the above, the process of annulment and recognition of the Arbitration Award - which determines the possibility of executing it and therefore collecting the decreed sums – was temporarily suspended by order of the Bankruptcy Judge. In this regard, it should be noted that the judge only issued an order suspending proceedings in the United States of America and which intended to execute assets of CB&I UK Limited and Chicago Bridge & Iron Company N.V. located in the United States. go against the assets of the Convicted parties.

On February 27, 2024, Refinería de Cartagena was notified of the decision of the United Kingdom Court in which it was determined that the financial restructuring plan of CB&I UK Limited was approved by said court.

Regarding the reorganization process initiated by Chicago Bridge & Iron Company (now McDermott Holdings N.V.) in the Netherlands on September 8, 2023. On February 16, 2024, an independent restructuring expert appointed by the Court submitted to a vote an alternative reorganization plan under which Refinería de Cartagena would receive, among others, an equity stake in the McDermott. On March 21, 2024, Cartagena Refinery was notified of the decision of the Netherlands Court approving the alternative financial restructuring plan of Chicago Bridge & Iron Company N.V.

Given the sanction of the plan, Refinería de Cartagena was the beneficiary of (i) USD$70 million and USD$95 million arranged under two different letters of credit and (ii) USD$9 million corresponding to reimbursement of legal fees. Likewise, by court order of the Amsterdam District Court dated March 21, 2024, arising from a judicial restructuring process before said jurisdiction, 75,000 redeemable Series B non-voting preferred shares (the “Series B Preferred Shares”) of McDermott were issued in favor of Refinería de Cartagena.

The Series B Preferred Shares have priority over the common shares and are on equal terms with respect to dividends and payments in the event of liquidation with the Series A Preferred Shares. They are entitled to cumulative quarterly dividends.

The holder of the Series B Preferred Shares may also require that all of the Series B Preferred Shares be converted at any time on or after June 30, 2028, into common shares representing up to 19.9% of the Company’s ownership interest, subject to adjustments pursuant to certain anti-dilution provisions.

The Series B Preferred Shares are subject to mandatory redemption requirements in the event of liquidation or change of control of the Company and other similar events.

As of September 30, 2024, Refinería de Cartagena performed the valuation of McDermott’s shares considering an income approach, projecting discounted cash flows at present value and aspects such as risk premiums, information available from McDermott, the absence of significant influence and control by Refinería de Cartagena and restructuring scenarios over time. As a result of the fair value valuation, the accounting record was made as a financial instrument for USD$234.5 million ($915,003), which represented for Refinería de Cartagena an increase in the financial assets account compared to a lower value of the property, plant, and equipment.

On December 9, 2024, McDermott announced that it has completed the sale of its storage business (CB&I’s tank business) to a consortium of financial investors led by Mason Capital Management. Under the terms of the agreement announced on October 7, 2024, McDermott will receive $475 in proceeds before taxes and transaction expenses. Pursuant to the terms of McDermott’s credit agreement, the proceeds from the sale will be used to repay CB&I’s existing tank business term loan, cash guarantee certain McDermott letters of credit and reduce an existing McDermott term loan.

Ecopetrol S.A. continuously monitors the operations of McDermott International Ltd. to identify and measure any potential changes in the fair value of the investment and/or risk premiums associated with the valuation model.

Investigations of control entities – Reficar

Refinería de Cartagena is a wholly owned subsidiary of Ecopetrol, and since Ecopetrol is majority owned by the Government of Colombia, both companies manage public resources. In this context and in accordance with Colombian regulations, the employees of Ecopetrol and Refinería de Cartagena are considered public servants and, as such, may be held responsible for the negligent use or management of public resources.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Consequently, the employees of Ecopetrol and Refinería de Cartagena, in general, are subject to the control and supervision of the control entities.

Currently, derived from the Expansion and Modernization Project of the Refinería de Cartagena (hereinafter, the “Project”), the processes described below are underway:

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

On October 2, 2024, by means of Order No. 1762, the ordinary fiscal responsibility process was ordered to be archived, considering that the facts investigated did not constitute damage to public property.

Procedurally, the file had to be sent, within 3 business days following notification by status, to the Fiscal and Sanctioning Chamber of the CGR, in consultation status.

On October 31, 2024, by Order ORD-801119-257-2024, the Decision Chamber of the Fiscal and Sanctioning Chamber of the CGR ordered the total archiving of the proceedings carried out related to this process, confirming, in consultation status, Order No. 1762 of October 2, 2024, issued by the Intersectoral Delegate Comptroller’s Office No. 15 of the Special Investigations Unit Against Corruption of the CGR.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On May 31, 2018, the hearing for the formulation of accusations was held; however, on this date the jurisdiction of the judge in the case was challenged. For this reason, it was only possible to start the hearing on November 29, 2018. On August 22, 2019, the hearing for the formulation of accusations ended and Refinería de Cartagena and Ecopetrol were officially recognized as victims.

On November 25, 2019, the trial preparatory hearing was installed and is currently taking place.

On February 2, 2024, the hearing was held to read the decision of the Criminal Chamber of the Superior Court of the Judicial District of Bogota, which resolved the appeals filed against the decision issued on July 26, 2021 by the 31st Criminal Circuit Court, in which it ruled by admitting and denying the evidentiary requests submitted by the parties in the preparatory hearing.

With this, the preparatory hearing of the trial was concluded; to date, the oral trial hearings are being held. The oral trial hearing resumed in February. The defendants’ defense is currently presenting evidence.

As of December 31, 2024, there were no changes to the process.

Proceeding 2 - 110016000101201800132 Business line

This process is being carried out against ex-members of the Board of Directors and a ex-president of Refinería de Cartagena, for the crimes of aggravated unfair administration, and obtaining a false public document. In this process, Refinería de Cartagena and Ecopetrol S.A. were officially recognized as victims.

On November 18, 2019, the preparatory hearing for the trial was held and has been resumed on several occasions. As of December 31, 2023, there have been no changes in the process.

On April 19, 2024, the 34th Criminal Circuit Court declared the annulment of the order that ordered the evidence for trial and issued a new order, which was appealed by the defendants and after the transfers were revoked, the appeal was granted before the Superior Court of Bogota, Criminal Chamber.

On July 5, 2024, the Criminal Chamber of the Superior Court of Bogota resolved the appeals filed by the defendants, confirming the first instance decision that denied the exclusion of evidence from the Prosecutor’s Office.

On October 28, 2024, at the beginning of the oral trial hearing, the defendants requested the foreclosure of the investigation, when the prescription of the criminal action. The 34th Criminal Circuit Judge denied the request; the defendants filed appeals.

On December 10, 2024, the Superior Court of Bogota held a hearing to read the decision on the appeals filed by the defendants, in which it confirmed in its entirety the decision of the 34th Court and ordered the case to be returned to the Court of Knowledge so that the oral trial hearing could continue.

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

On August 18, 2022, a sentence was handed down imposing the minimum penalty for the crime charged, equivalent to 64 months in prison and a fine of (66.66) SMLMV. On August 25, 2023, the defenders of the defendants supported the appeal briefs, and the parties were notified to rule.

On October 19, 2023, the Criminal Chamber of the Superior Court of Bogota confirmed the first instance ruling.

Against this ruling, the attorneys of the convicted persons filed an extraordinary appeal for cassation before the Supreme Court of Justice.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On February 23, 2024, the Superior Court of the Judicial District of Bogota granted the appeal and referred the case to the Criminal Chamber of the Supreme Court of Justice.

On February 26, 2024, the Court acknowledged receipt of the file, the distribution was made in April and the decision to admit or reject the claims is awaited.

As of December 31, 2024, there were no changes in the process.

Proceeding 4 - 110016000000201702546 – Principle of opportunity

This process is being executed against a ex-employee of the Refinería de Cartagena, for charges related to crimes against the public administration, and illegal interest in the execution of contracts.

On December 5, 2024, by Resolution No. 549, one year was set as the term for the extension of the suspension of the exercise of criminal action.

23.5Detail of contingent liabilities

The following is a summary of the main contingent liabilities that have not been recognized in the statement of financial position as, according to the evaluations made by internal and external advisors of the Ecopetrol Business Group, the expectation of loss is not probable as of December 31:

	2024		2023
	Number of		Number of
Type of process	processes	Proceedings	processes	Proceedings
Constitutional	75	644,298	115	644,398
Ordinary administrative	148	2,980,078	145	3,092,308
Labor	667	105,142	645	78,432
Civil	44	2,679	57	17,350
Arbitration	1	80,263	1	449,781
Penal	4	22	1	—
	939	3,812,482	964	4,282,269

23.6Details of contingent assets

The following is a breakdown of the Ecopetrol Business Group’s principal contingent assets, where the associated contingent gain is likely, but not certain:

	2024		2023
	Number of		Number of
Type of process	processes	Proceedings	processes	Proceedings
Ordinary administrative	113	772,430	94	662,350
Arbitration	1	—	1	300,846
Civil	311	1,074,544	268	31,136
Penal	159	36,418	116	35,561
Labor	526	1,847,242	488	18,424
Constitutional	5	—	6	—
	1,115	3,730,634	973	1,048,317

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

24.Equity

24.1	Subscribed and paid–in capital

Ecopetrol’s authorized capital amounts to $36,540,000, and is comprised of 60,000,000,000 ordinary shares, of which 41,116,694,690 are outstanding, and 11.51% (4,731,906,273 shares) are held privately and 88.49% (36,384,788,417 shares) are held by the Colombian Government. The value of the reserve shares amounts to $11,499,933 comprised of 18,883,305,310 shares. As of December 31, 2024, and 2023, subscribed and paid–in capital amounts to COP$25,040,067. There are no potentially dilutive shares.

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

24.3Equity reserves

The following is the composition of the Ecopetrol Business Group’s reserves as of December 31, 2024, and 2023:

	2024	2023
Legal reserve	11,654,095	9,747,885
Fiscal and statutory reserves	509,082	509,082
Occasional reserves	11,993,230	7,665,758
	24,156,407	17,922,725

The General Shareholders’ Meeting of Ecopetrol S.A., held on March 22, 2024, approved the 2023 profit distribution project and the establishment of a reserve for $11,993,230, to support the financial sustainability of the Company and flexibility in the development of its strategy.

The movement of equity reserves is the following for the years ended December 31, 2024, and 2023:

	2024	2023
Opening balance	17,922,725	8,898,633
Release of reserves	(8,174,839)	(2,491,377)
Allocation to reserves	14,408,521	11,515,469
Closing balance	24,156,407	17,922,725

24.4Retained earnings and dividends

Ecopetrol Business Group distributes dividends based on its financial statements prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The Ordinary General Assembly of Shareholders of Ecopetrol S.A., held on March 22, 2024, approved the profit distribution project for fiscal year 2023 and defined the distribution of dividends in the amount of $12,828,409 (distribution during 2023: $24,382,199).

The payment of dividends to minority shareholders was made in two equal installments on April 3 and June 26, 2024.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Dividends were paid as follows:

	2024	2023	2022
Ecopetrol S.A.	12,802,893	2,747,231	11,622,778
Interconexión Eléctrica S.A. ESP	1,426,106	1,506,799	572,260
Oleoducto Central S.A. - Ocensa	852,318	809,302	752,530
Oleoducto de los Llanos Orientales S.A. - ODL	213,457	254,464	179,202
Invercolsa S.A.	201,511	171,290	138,939
Oleoducto de Colombia S.A. - ODC	68,779	81,790	91,238
Total	15,565,064	5,570,876	13,356,947
(1)	Of the total amount paid to the majority shareholder Ecopetrol S.A., $7,352,053 was paid with National Government Securities (TES), obtained as part of the collections of the Price Stabilization Fund and which were immediately allocated to the payment of dividends.

In July 2024, Oleoducto Central S.A. acquired 100% of the shares of the company Repsol Ductos de Colombia – RDC (named as of October 2, 2024, as Ocensa Ductos S.A.S), an entity dedicated to investment activities that currently has a 7.14% investment in Oleoducto de Colombia (ODC), which is a subsidiary of the Ecopetrol Business Group. The effect of this transaction on retained earnings was ($102,329) and on non-controlling interest ($55,990).

24.5Other comprehensive income attributable to owners of parent

The following is the composition of the other comprehensive income attributable to the shareholders of the parent, Ecopetrol, net of tax:

	2024	2023	2022
Foreign currency translation	22,661,759	15,055,305	28,816,983
Hedge of a net investment in a foreign operation	(6,396,431)	(3,165,320)	(9,219,271)
Actuarial gain on defined benefit plans	(2,691,402)	(3,942,417)	(1,331,361)
Cash flow hedges for future exports	(1,577,649)	601,744	(2,473,999)
Cash flow hedge with derivative instruments	57,453	124,384	1,290
Others	(141,521)	952	3,077
	11,912,209	8,674,648	15,796,719

24.6Earnings per share

	2024		2023		2022
Profit attributable to Ecopetrol’s shareholders		13,841,153		21,060,798		31,604,781
Weighted average number of outstanding shares		41,116,694,690		41,116,694,690		41,116,694,690
Net basic earnings per share (Colombian pesos)	COP $	336.6	COP $	512.2	COP $	768.7

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

25.Revenue from contracts with customers

	2024	2023	2022
National sales
Mid–distillates (1)	28,672,298	32,605,842	39,182,510
Gasoline and turbo fuels (1)	17,804,372	23,129,025	27,620,199
Natural gas	4,096,126	4,358,266	4,162,876
Services	3,877,130	3,232,784	3,601,681
Electric power transmission services (2)	3,226,557	2,769,897	2,595,505
Plastic and rubber	919,788	1,225,223	1,568,816
LPG and propane	630,570	762,349	1,094,332
Asphalts	794,111	938,185	897,200
Fuel gas service	1,082,710	989,084	860,102
Crude oil	302	128,416	375,790
Roads and Construction Services (2)	330,053	349,834	355,737
Aromatics	246,612	297,957	343,792
Polyethylene	328,649	314,184	302,630
Fuel oil	20,527	36,298	9,213
Other income gas contracts	—	30	1,940
Other products	626,068	607,708	679,183
	62,655,873	71,745,082	83,651,506
Foreign sales
Crude oil	48,805,672	49,559,864	56,651,753
Electric power transmission services (2)	6,134,698	5,666,389	5,114,783
Roads and Construction Services (2)	5,465,389	4,761,317	4,676,822
Fuel oil	3,920,500	4,028,908	4,348,312
Diesel	1,203,562	4,097,117	2,324,861
Plastic and rubber	1,230,748	1,393,669	2,036,201
LPG and propane	346,908	302,159	339,837
Natural gas	43,539	105,413	254,054
Gasoline and turbo fuels	360,438	193,394	157,685
Cash flow hedges (3)	(345,499)	(468,407)	(1,578,246)
Other products	3,508,600	1,804,697	1,633,510
	70,674,555	71,444,520	75,959,572
	133,330,428	143,189,602	159,611,078
(1)	Includes the corresponding value to the application of Decree 180522 of March 29, 2010, and other standards that modify and add (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of ordinary motor gasoline and ACPM, and the methodology for calculating the net position, which can be positive or negative. As of December 31, 2024, the value recognized by price differential corresponds to $7,525,429 (2023: $20,531,095; 2022: $36,532,743). The balance receivable for this concept is detailed in Note 7.
(2)	Corresponds to the revenue related to the electric power transmission contracts and toll roads concessions of Interconexión Eléctrica S.A. E.S.P.
(3)	Includes the result of hedging for future exports (Note 30.3) for $(238,943) (2023: ($479,779)); (2022: ($1,143,287)) and operations with derivative financial instruments for $(106,556) (2023: $11,372); (2022: ($434,959)).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Sales by geographic areas

	2024	%	2023	%	2022	%
Colombia	62,655,873	47.0%	71,745,082	50.1%	83,651,506	52.4%
Asia	24,295,815	18.2%	28,841,440	20.1%	22,547,997	14.1%
United States	27,094,454	20.3%	24,991,770	17.5%	27,120,783	17.0%
South America and others	16,209,032	12.2%	12,223,922	8.5%	13,609,587	8.5%
Central America and the Caribbean	412,408	0.3%	2,637,460	1.9%	9,841,202	6.2%
Europe	2,662,846	2.0%	2,749,928	1.9%	2,840,003	1.8%
	133,330,428	100.0%	143,189,602	100.0%	159,611,078	100%

Concentration of customers

During 2024, Organización Terpel S.A. represented 11% of sales revenue for the period (2023 – 10% and 2022 – 9%); no other customer represented more than 10% of total sales. There is no risk of the Ecopetrol Business Group’s financial situation being affected by a potential loss of the client. The commercial relationship with this customer is for the sale of refined products and transportation services.

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

ISA meets its obligations under the concession contracts and provides the contracted services with the use of infrastructure assets determined in each concession contract. Upon the expiration of each concession, ISA can present a bid for its renewal.

The main concessions are the following:

Concessions in Colombia

Inteia S.A.S (before Sistemas Inteligentes en Red)

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

This contract is within the scope of IFRIC 12 under the intangible model, considering the following aspect: The Municipality of Medellín, as the grantor of the concession, controls the services provided by the concessionaire, including the corresponding infrastructure. The value of fines and the method of imposing them are defined at the national level. The Municipality of Medellín controls, through ownership of the right of use, any significant residual interest in the infrastructure at the end of its useful life, as established in the agreement. Upon termination of this agreement, all goods, equipment, technology, and software use licenses will be reverted to the Municipality.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Ruta Costera

In accordance with Law 1508 of 2012 which regulates public-private partnerships, the National Infrastructure Agency (“ANI”), by means of Resolution No. 862 of July 2, 2014, awarded Public Tender No. VJ-VE-IP-LP-0011-2013 and, on September 10, 2014, executed Concession Contract No. 004 of 2014 with Concesion Costera Cartagena-Barranquilla, an indirect subsidiary of ISA. The contracted services consist of executing “the final studies and designs, environmental management, property, social management, construction, rehabilitation, improvement, operation, and maintenance of the corridor Cartagena-Barranquilla Project and Circunvalar de la Prosperidad”.

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

As of December 31, 2024, the concession is in the operation and maintenance stage of all six functional units that comprise the project.

In addition to the concession contract, Unit Price Fixing Acts have been signed with the ANI, for the development of the following projects on the road:

●	Construction of the Crespo Linear Park.
●	Operation and Maintenance Activities of the Crespo Linear Park.
●	Design, dismantling, construction, and maintenance of solar lighting at UF4.
●	Construction of the elevated intersection “Puente Caracolí”

Concessions in Brazil

As concessionaires for power transmission services in Brazil, the Company has the obligation to build and operate the transmission infrastructure, while the grantor retains ownership rights to the concession assets. Upon expiration of the concession, concession assets are to be transferred back to the grantor who must pay any pending compensation to the concessionaire.

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

In November 2020, through a corporate reorganization process (merger by absorption), ISA Perú acquired the companies Etenorte S.R.L. (220 KV Carhuaquero - SE Chiclayo Oeste lines and 138 KV Huallanca - SE Chimbote 1 and SE Chimbote 2 lines) and Eteselva S.R.L. (SE Aguaytia - SE Tingo María - SE Paramonga Nueva 220 lines), which have an unlimited useful life.

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

Committed investments

ISA and its companies have committed investments of $27.3 trillion pending execution in the 2025-2030 period. These investments correspond to the balance pending execution of contracts already awarded, and to estimated needs for reinforcements and expansions of existing infrastructure and replacement of assets. These investments represent a strategic commitment to expand and modernize infrastructure, improve operational efficiency, and promote the adoption of sustainable technologies, increasing cash flow generation and the value of ISA for its shareholders.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The committed investments pending of execution for 2025-2030 period are distributed as follows:

●	Projects awarded for $22.7 trillion in the energy transmission (83.3%), $3.6 trillion in construction and improvement businesses roads (13.3%) and $0.9 trillion in telecommunications business development (3.4%).
●	Reinforcement and improvements for the existing network of ISA Brasil and subsidiaries for $6.2 trillion.
●	Capital contributions of $1.4 trillion to Conexión Kimal Lo Aguirre in Chile and to TOCE CEPI energy transmission project in Peru.
●	Projection of investments related to the maintenance and optimization plan of existing assets for $0.9 trillion and investments in technological developments and headquarters conservation for $1 trillion.

The value of committed investments pending execution may vary, among other things, due to adjustments in the scope of the projects, equipment and material prices, and variations in macroeconomic estimates, such as exchange rates and price indexes.

26.Cost of sales

	2024	2023	2022
Variable costs
Imported products (1)	20,528,459	24,204,342	31,230,405
Purchases of crude	12,434,565	13,389,646	16,223,628
Purchases of hydrocarbons – ANH (2)	8,232,227	8,518,700	9,219,215
Depreciation amortization and depletion	9,779,970	8,125,774	6,774,770
Electric energy	2,359,490	2,294,253	1,540,452
Gas royalties in cash	995,254	1,293,138	1,149,664
Taxes and economic rights	67,915	419,145	360,601
Process materials	1,558,739	1,563,802	1,260,608
Purchases of other products and natural gas	1,478,560	1,201,349	1,244,765
Hydrocarbon transport services	1,728,912	1,586,553	1,219,818
Services contracted in associations	337,924	284,104	311,107
Others (3)	822,515	1,151,536	(2,354,814)
	60,324,530	64,032,342	68,180,219
Fixed costs
Depreciation and amortization	4,865,856	5,079,308	4,635,601
Maintenance	5,301,672	4,642,710	3,771,137
Labor costs	4,298,874	3,976,370	3,436,167
Construction services	3,585,331	2,600,184	2,802,486
Services contracted	3,763,659	3,523,125	2,870,890
Services contracted in associations	1,376,402	1,467,693	1,566,562
Taxes and contributions	1,170,897	1,123,475	914,455
Materials and operating supplies	851,342	880,729	684,679
Hydrocarbon transport services	335,027	249,414	179,082
General costs	607,564	602,848	416,870
	26,156,624	24,145,856	21,277,929
	86,481,154	88,178,198	89,458,148
(1)	Imported products correspond mainly to mid-distillates, gasolines and thinner, the variation occurs due to lower requirements due to greater operations in Barrancabermeja Refinery.
(2)	Corresponds to purchases of crude oil by Ecopetrol Business Group from the National Hydrocarbons Agency derived from national production.
(3)	Corresponds to i) result of the process of use and valuation of core inventories, ii) measurement at net realizable value, and iii) other capitalizable charges to projects.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

27.Administrative, operative, and project expenses

	2024	2023	2022
Administrative expenses
Labor expenses	2,193,890	2,029,110	1,663,464
General expenses	2,402,505	2,378,606	2,040,773
Taxes	80,480	82,692	57,944
Depreciation and amortization	426,228	535,389	573,514
	5,103,103	5,025,797	4,335,695
Operations and project expenses
Exploration costs (1)	1,769,785	2,088,922	1,512,268
Commissions fees freights and services	1,685,112	1,682,602	1,326,184
Taxes	819,480	838,977	781,181
Labor expenses	440,670	393,595	363,838
Fee for regulatory entities	219,079	288,212	192,094
Maintenance	173,113	107,832	162,383
Depreciation and amortization	125,229	71,916	145,106
Others	415,183	230,106	260,574
	5,647,651	5,702,162	4,743,628
(1)	As of December 31, 2024, exploration expenses mainly include: i) the disposals of the Orca1, Arantes1, Machin1, and Morito1 wells and seismic work and studies at Ecopetrol S.A., ii) at Hocol S.A. the disposals of the Milonga, Yoda A, Arbolito Norte, Sabanales, Toritos, and Saltador wells and exploration and seismic expenses mainly at Llanos, VIM8, Perdices, Cor-9, SN-18, SSJN1, Upar, YD SN-1, SN-15, RC-7, and iii) the Pau Brasil well and exploration and seismic expenses at Ecopetrol Brasil.

28.Other operating income (expenses)

	2024	2023	2022
Expense for legal provisions	(66,819)	(686,430)	(516,288)
(Loss) gain on sale of assets	(148,300)	121,309	(86,954)
Impairment loss of current assets (1)	(262,010)	(95,902)	(101,871)
Profit in business combinations and field reversal (2)	1,727,130	—	—
Other income	247,048	234,892	149,258
	1,497,049	(426,131)	(555,855)
(1)

Corresponds mainly to the impairment of 96.82% of the receivables of the client AIR-E S.A.S. E.S.P. in the companies ISA, Intercolombia, and Transelca; the intervention process of the client is the main indicator to determine that there is a high credit risk.

(2)

Includes the profit from: a) the acquisition of Repsol’s 45% of Block CPO-09 by Ecopetrol S.A. and the revaluation at fair value of the pre-existing 55% ($1,698,862 – Note 12), and b) the reversion of the San Jacinto field ($28,268).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.Financial result

	2024	2023	2022
Finance income
Yields and interests	1,627,135	1,884,445	965,952
Results from financial assets	74,498	329,061	178,212
Gain on derivatives valuation	4,931	4,454	18,099
Other financial income	41,237	103,009	154,882
	1,747,801	2,320,969	1,317,145
Finance expenses
Interest (1)	(7,377,086)	(6,923,831)	(5,517,417)
Financial cost of other liabilities (2)	(2,465,600)	(2,196,936)	(2,003,687)
Results from financial assets	(31,391)	(246,155)	(152,355)
Other financial expenses	(445,239)	(1,017,143)	(353,793)
	(10,319,316)	(10,384,065)	(8,027,252)
Foreign exchange gain
Gain (loss) from exchange difference	51,567	2,397,712	(124,650)
	51,567	2,397,712	(124,650)
Financial result	(8,519,948)	(5,665,384)	(6,834,757)
(1)	As of December 31, 2024, interests on natural and environmental resources and property, plant, and equipment were capitalized for $809,560 (2023 $643,964).
(2)	Includes the financial expense for the update of the liability for cost of retirement obligation and the net interest on post-employment benefits and other long-term employee benefits.

30.Risk management

30.1Exchange rate risk

The Ecopetrol Business Group operates mainly in Colombia and makes sales in the local and international markets, for that reason, it is exposed to exchange rate risk.

As of December 31, 2024, the Colombian peso depreciated 15.36%, going from a closing rate as of December 31, 2023, of COP$3,822.05 to COP$4,409.15 pesos per dollar. When the Colombian peso depreciates, export earnings, when converted to pesos, increase, and imports and external debt service become more expensive.

The balance of financial assets and liabilities denominated in foreign currency for the years ended December 31, is presented in the following table:

(in USD$Million)	2024	2023
Cash and cash equivalents	650	554
Other financial assets	735	1,188
Trade receivables and payables, net	(495)	(973)
Loans and borrowings	(18,320)	(18,470)
Other assets and liabilities, net	117	268
Net liability position	(17,313)	(17,433)

Of the total net position, USD$(16,972) million correspond to net liabilities of companies with Colombian peso functional currency, of which USD$(17,612) million correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the exchange difference valuation of the remaining net assets for USD$640 million affects the statement of profit and loss. Likewise, USD$(341) million of the net position correspond to monetary assets and liabilities of Business Group companies with a functional currency other than the Colombian peso, whose valuation is recognized in the profit or loss statement.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

30.2	Sensitivity analysis for exchange rate risk

The following is the effect of a change of 1% and 5% in the exchange rate of the Colombian peso as compared with the U.S. dollar, on the balance of financial assets and liabilities denominated in foreign currency as of December 31, 2024:

Scenario / Variation in	Effect on income	Effect in other
the exchange rates	before taxes +/–	comprehensive income +/–
1%	13,188	776,544
5%	65,940	3,882,721

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

The following is the movement of this non-derivative hedging instrument:

(US$Million)	2024	2023
Hedging instrument at the beginning of the period	6,265	5,572
Reassignment of hedging instruments	1,200	970
Realization of exports	(1,207)	(970)
Designation of new coverage	1,085	693
Hedging instrument at the end of the period	7,343	6,265

The following is the movement in other comprehensive income for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Opening balance	601,744	(2,473,999)	(945,250)
Exchange difference	(3,897,441)	5,194,529	(4,317,263)
Reclassification to profit or loss (Note 25)	238,943	479,779	1,143,287
Ineffectiveness	6,658	25,454	6,625
Deferred income tax (Note 10)	1,472,447	(2,624,019)	1,638,602
Closing balance	(1,577,649)	601,744	(2,473,999)

The expected reclassification of the cumulative exchange difference from other comprehensive income to the profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2025	(853,665)	328,723	(524,942)
2026	(841,876)	326,614	(515,262)
2027	(147,788)	57,336	(90,452)
2028	(146,929)	57,003	(89,926)
2029	(145,666)	56,513	(89,153)
2030	(144,694)	56,135	(88,559)
2031	(143,798)	55,788	(88,010)
2032	(140,312)	54,435	(85,877)
2033	(8,932)	3,464	(5,468)
	(2,573,660)	996,011	(1,577,649)

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

As of December 31, 2024, the total hedged balance is USD$10,269 million, which includes: i) Ecopetrol S.A. USD$9,939 million and ii) ISA Colombia for USD$330 million in net investment coverage on investments in the companies ISA REP, ISA Perú, Consorcio Transmantaro and Proyectos de Infraestructura del Perú.

The following is the movement in other comprehensive income attributable to owners of parent:

	2024	2023	2022
Opening balance	3,140,684	9,354,071	4,366,336
Exchange difference	6,305,555	(8,973,471)	7,526,124
Deferred income tax (Note 10)	(2,979,130)	2,760,084	(2,538,389)
Closing balance	6,467,109	3,140,684	9,354,071

30.5Hedging with financial derivatives to mitigate exchange rate and interest rate risk

The ISA Group and Oleoducto Central S.A. have hedges with derivative financial instruments – CCS (Cross Currency Swaps) and nondelivery forward to hedge exchange rates. These hedges are recognized as cash flow hedges.

Company	Derivative instrument	2024	2023
Intervial Chile (1)	Cross currency swap	35,520	44,134
Oleoducto Central S.A.	Non-delivery forward	—	223,091
(1)

As of December 2024, it corresponds to a cross-currency swap ISA Intervial, which belongs to the toll roads segment in Chile. This derivative contract was signed in May 2021 with Itaú Corpbanca, to exchange the flows of debt contracted in Chilean pesos to Unidades de Fomento (UF).

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Ecopetrol Business Group has a policy for the execution of (strategic and tactical) hedges and implemented processes, procedures, and controls for their management:

●	The main purpose of the strategic hedging program is to protect the separate and consolidated financial statements against the volatility of market variables in each period, protect income and thus cash flow. Hedging plan has been executed to protect the cash and cash equivalents against low price scenarios below the budget base price, in this sense, put options were purchased. As of December 31, 2024, there was no balance of these financial instruments on the balance sheet.
●	On the other hand, tactical hedges allow capturing value in trading operations and Asset Backed Trading (ABT), mitigating the market risk of specific operations. In the trading activity, the commitments in spot and forward physical contracts imply an exposure to commodity price risk, particularly the risk associated with the volatility of the price of crude oil and refined products. Although said exposure is part of the natural risk of the production, refining and marketing activity carried out by the Business group, sometimes marketing, to maximize value capture, can concentrate risk exposure in terms of term and/or or indicator that differs from the Company’s natural price risk profile.

As of the date of this report, the Ecopetrol Business Group recognized a total net liability position in swaps of $29,209 (Dec 2023: passive $6,350). The constitution of these operations with derivatives is recognized under cash flow hedge accounting.

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

For the receivables that are considered exposed to credit risk (Note 7), Ecopetrol Business Group make individual analysis of each customer’s situation to determine the value of impairment to recognize in financial statements. The Ecopetrol Business Group performs administrative and legal actions required to recover amounts past due and charges interest from customers that fail to comply with payment policies.

An aging analysis of the accounts receivable portfolio in arrears, but not impaired, as of December 31, 2024, and 2023 is as follows:

	2024	2023
Less than 3 months overdue	178,476	119,608
Between 3 and 6 months overdue	14,717	56,615
More than 6 months overdue	65,296	181,012
	258,489	357,235

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

The credit rating of issuers and counterparties in transactions involving financial instruments is disclosed in Note 6 – Cash and cash equivalents, Note 9 – Other financial assets, and Note 22.2 – Plan assets.

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

As of December 31, 2024, 28.91% (2023, 31.02% and 2022, 26.4%) of the Ecopetrol Business Group’s indebtedness is linked to floating interest rates. As a result, if market interest rates rise, financing expenses will increase, which could have an adverse effect on the results of operations.

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

The following table provides information about the sensitivity of the Ecopetrol Business Group’s results and other comprehensive income for the next 12 months to variations in interest rate of 100 basis points:

			Effect on Other
	Effect on profit or loss (+/–)		Comprehensive Income (+/–)
	Financial	Financial
	Assets *	Liabilities	Plan Assets
+100 basis points	(168,032)	(1,800,691)	476,735
–100 basis points	162,600	(2,216,778)	(489,096)
(*)	This sensitivity was executed for portfolios of Ecopetrol S.A. and Black Gold Re. These are the most relevant of the Ecopetrol Business Group.

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

The following is a summary of the maturity of financial liabilities as of December 31, 2024. The amounts disclosed in the table are the contractual undiscounted cash flows. The payments in foreign currency were restated taking a constant exchange rate of COP$4,409.15 per U.S. dollar:

	Up to 1 year	1–5 years	5–10 years	> 10 years	Total
Loans (payment of principal and interest)	10,439,654	57,688,188	57,688,188	48,280,088	174,096,118
Trade and other payables	19,302,124	14,811	—	—	19,316,935
	29,741,778	57,702,999	57,688,188	48,280,088	193,413,053

30.10Risk and opportunities related to climate (Unaudited)

The Ecopetrol Business Group carries out two types of analysis for climate-related risks and opportunities. The first seeks to adapt the business strategy to the energy transition and the other focuses on climate scenarios to identify the level of risk.

●

Physical risks: They are related to the exposure and vulnerability of the Ecopetrol Business Group to the impacts of climate change and climate variability, which could affect operational continuity and increase the exposure of assets to possible damage and loss. Physical risks are classified as acute and chronic.

o

Acute risks are those caused by extreme weather events, the frequency and intensity of which have been increasing due to the gradual rise in global temperature. In Colombia, they are mainly reflected in the occurrence of the climate variability phenomenon “El Niño” and its opposite phase “La Niña”. These conditions could result in, among others, water shortages, heat waves, floods and fires.

For the fourth quarter, the phenomenon of “La Niña” continues to be monitored, and the Ecopetrol Business Group has an action plan in place in case the phenomenon materializes.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

o

Chronic risks, arising from a sustained medium- and long-term change in climate conditions, which for the Ecopetrol Business Group can be reflected in rising sea levels, thermal overload and droughts beyond 2050.

The physical risk analysis considered the following climate change scenarios from the Intergovernmental Panel on Climate Change (IPCC), with a horizon up to 2100, inclusive: (i) Aligned with the objective of the Paris Agreement (SSP 1 / RCP 2.6), (ii) Peak emissions in 2040 (SSP2 / RCP4.5), and (iii) ‘Business as Usual’ (SSP5 / RCP8.5). Under these scenarios, seven (7) chronic (drought and thermal stress) and acute (precipitation, coastal and river flooding, fires and winds) threats were evaluated at 95 points associated with the main assets of the Ecopetrol Business Group. The results of the analysis must provide an additional local-scale analysis, prioritizing the assets with the greatest exposure and vulnerability.

●

Transition risk: They are related to the challenges that the Ecopetrol Business Group has identified to transition towards a low-carbon, sustainable and competitive operation. Ecopetrol carried out a prioritization of transition risks to establish their financial impact, identifying the following:

o

Regulatory risk, associated with regulatory changes that may directly affect the Company in the short and medium term. Among the regulatory changes, the following can be highlighted: (i) new information requirements associated with mitigation and adaptation for the application or modification of current and future licenses, (ii) greater demands associated with the regulations for the detection and repair of leaks, flaring and gas venting, (iii) Limitations on the use of compensation to meet decarbonization goals, (iv) new requirements for the validation and verification of reduction projects and their registration in the National Registry of Greenhouse Gas Emission Reductions (RENARE), (v) launching of the National Program of Tradable Emissions Quotas (PNCTE), similar to an Emissions Trading System, in which emission rights would be assigned. This program is currently in the design and development phase of the regulatory framework and is scheduled to come into effect in 2025 with full implementation in 2030. At the international level, the SEC (Securities Exchange Commission) rule on disclosure of climate-related information is under review, which may be adopted by the Colombian Financial Superintendence and modify current circulars.

During 2023, the National Environmental Licensing Authority (ANLA) incorporated into applications for environmental licenses, license modifications or minor changes in production and exploration, requirements associated with the quantification of GHG emissions, mitigation actions, vulnerability and climate risk analysis, and adaptation actions, within the framework of the Comprehensive Business Climate Change Management Plan (PIGCCe). The report on compliance with these requirements must be presented in the Environmental Compliance Reports (ICAs). As of December 31, 2024, no modification requests were submitted. The document associated with the PIGCCe is available for public consultation.

o	Legal risk, associated with the negative reactions and lawsuits against the climate action of the company.
o	Risk of assets trapped in the traditional business of hydrocarbon production, transportation, and refining, considering factors such as fuel demand prospects and asset profit horizons.
o

Market risk, related to the change in preferences in the use of low-carbon products in the long term, which implies a risk for Ecopetrol Business Group of not being able to meet market demand and of not advancing effectively in the development of these products.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The transition risk analysis considered the market and regulatory risks with the highest probability of materialization and were evaluated under the three scenarios of the International Energy Agency’s (IEA) World Energy Outlook 2022: (i) Net Zero Emissions (NZE), (ii) Announced Pledges Scenario (APS), and (iii) Stated Policies Scenario (STEPS). In market risk, as a first approach, the impact on the value of the assets of the Upstream segment and their resilience to different expectations of hydrocarbon demand were analyzed. In the APS and STEPS scenarios, the oil business shows resilience to volatility. However, this exercise cannot be considered absolute, since the IEA scenarios do not consider the dynamics of local energy demand, especially in the natural gas market. Regarding regulatory risk, the regulatory evolution related to the energy transition and climate change involves regulatory changes that may directly affect the Ecopetrol Business Group in the short and medium term. The Ecopetrol Business Group is committed to making a significant contribution to national and sectoral goals, which in the future may be reflected in potential mandatory requirements. Faced with this risk, the Ecopetrol Business Group evaluated two routes: i) quantification of the impact on costs associated with a potential change in carbon prices and ii) quantification of the financial repercussions derived from higher abatement costs, due to limitations in the use of offsets, to analyze the effects on cash flow and potential capital allocation needs to enable the entry of new abatement opportunities to achieve decarbonization goals.

Additionally, in regulatory terms, the Ministry of Environment and Sustainable Development of Colombia has launched a public consultation on the draft decree that will regulate the National Program of Tradable Greenhouse Gas Emission Quotas (PNCTE), an economic instrument established as one of the means of implementing Colombia’s Nationally Determined Contribution (NDC). This future regulation could have an impact on the decarbonization goals of the Ecopetrol Business Group.

To manage the risks identified, Ecopetrol Business Group defined the strategic risk as “Inadequate response to challenges associated with climate change, water, and biodiversity”, which includes treatment actions, Key Risk Indicators (KRI) and controls to effectively manage the causes and mitigate the materialization of the risk. This definition as a corporate risk allows the Ecopetrol Business Group to define actions to advance towards decarbonization and the fulfillment of medium and long-term goals and adaptation to climate variability and normal weather conditions in the country, to mitigate the effects associated with water availability and security in the regions, energy security, among others.

●	Climate-related opportunities: these arise from the analysis of climate-related risks, the review of energy transition scenarios, the implementation of the decarbonization plan and the alignment with the 2040 “Energy that Transforms” strategy. In the process of identifying and assessing opportunities, Ecopetrol Business Group monitors and evaluates the energy market and the business environment by defining energy transition scenarios that guide the long-term strategic analysis of the Ecopetrol Business Group (2040). Opportunities related to the diversification of traditional business, diversification into sustainable businesses, energy efficiency, and renewable energy have been identified.

o	Diversification of traditional business: Ecopetrol Group has identified opportunities to make its hydrocarbon business more resilient, taking advantage of the gas outlook, the need for logistics and transportation for other types of fuels and energy, and the growing demand for more sustainable petrochemical products.
o	Diversification into sustainable businesses: Considering that the demand for solutions and services in this line will increase in the coming decades, the Group defines, within its pillar of “Growing with the energy transition”, the potential for generating EBITDA in the following business lines: Transmission, roads, and telecommunications (through ISA) and Energies for the transition (natural gas, hydrogen, Carbon Capture, Use and Storage, mainly).
o	Energy efficiency: Ecopetrol, being one of the largest consumers of energy in Colombia and representing a tenth of the country’s consumption, is committed to the Energy Transition. This forces the Company to be an example of how to optimize consumption as a key lever to face climate change.
o	Renewable energy: This is one of the Group’s strategic levers. The Business Group seeks to have an installed capacity of 30% to 40% of the total group associated with this type of energy, including solar, wind, biomass and hydro.

During 2024, progress was made in reviewing the long-term strategy, to analyze other opportunities associated with the energy transition.

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

The following is the leverage ratio as of December 31:

	2024	2023
Loans and borrowings (Note 20)	119,965,031	105,815,527
Cash and cash equivalents (Note 6)	(14,054,475)	(12,336,115)
Other financial assets (Note 9)	(5,240,450)	(2,232,775)
Net financial debt	100,670,106	91,246,637
Equity (Note 24)	105,913,439	100,252,480
Leverage (1)	48.73%	47.65%
(1)	Net financial debt / (Net financial debt + Equity)

31.Related parties

Balances with associates and joint ventures as of December 31, 2024, and 2023 are as follows:

		Accounts
	Accounts	receivable	Other	Accounts
	receivable	– Loans	assets	payable	Loans
Joint Ventures
Equion Energía Limited	169	—	91	890	829,334
Ecodiesel Colombia S.A.	4,099	—	—	59,094	—
Interligação Elétrica do Madeira S.A.	36,830	—	—	—	—
Interligação Elétrica Garanhuns S.A.	10,261	39	—	—	—
Interligação Elétrica Paraguaçu S.A.	21,812	29	—	—	—
Interligação Elétrica Aimorés S.A.	13,323	29	—	—	—
Interligação Elétrica Ivaí S.A.	17,363	1,752	—	—	—
Transmissora Aliança de Energia Elétrica S.A.	54,409	—	—	—	—
Consorcio Eléctrico Yapay	—	3,313	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	347,325	—	—	—
Associates
Gases del Caribe S.A. E.S.P.	—	—	—	3,786	—
Extrucol S.A.	—	—	—	439	—
E2 Energía Eficiente S.A. E.S.P.	3,204	—	—	1,178	—
Balance as of December 31, 2024	161,470	352,487	91	65,387	829,334
Current	161,470	5,161	91	65,387	829,334
Non–current	—	347,326	—	—	—
	161,470	352,487	91	65,387	829,334
	(Note 7)	(Note 7)	(Note 11)	(Note 21)	(Note 20)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Accounts
	Accounts	receivable	Other	Accounts		Other
	receivable	– Loans	assets	payable	Loans	liabilities
Joint Ventures
Equion Energía Limited	—	—	84	6,327	683,949	423
Ecodiesel Colombia S.A.	4,953	—	—	49,429	—	—
Interligação Elétrica do Madeira S.A.	35,100	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	10,292	41	—	—	—	—
Interligação Elétrica Paraguaçu S.A.	11,366	25	—	—	—	—
Interligação Elétrica Aimorés S.A.	7,612	25	—	—	—	—
Interligação Elétrica Ivaí S.A.	18,316	1,097	—	—	—	—
Transmissora Aliança de Energia Elétrica S.A.	26,783	—	—	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	143,236	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	7,560	—	—
Extrucol S.A.	—	—	—	1,028	—	—
E2 Energía Eficiente S.A. E.S.P.	7,215	—	—	422	—	—
Internexa Brasil Operadora de Telecomunicaciones	—	235	—	—	—	—
Balance as of December 31, 2023	121,637	144,659	84	64,766	683,949	423
Current	121,637	1,421	84	64,766	683,949	423
Non–current	—	143,238	—	—	—	—
	121,637	144,659	84	64,766	683,949	423
	(Note 7)	(Note 7)	(Note 11)	(Note 21)	(Note 20)

Loans:

(1)	Resources deposited by Equion in Ecopetrol Capital AG.

The main transactions with related parties as of December 31 are detailed as follows:

	2024		2023		2022
	Sales and	Purchases	Sales and	Purchases	Sales and	Purchases
	services	and others	services	and others	services	and others
Joint Ventures
Equion Energy Limited	62	43,452	731	2,578	33	23,845
Ecodiesel Colombia S.A.	39,119	516,341	25,032	540,987	21,234	619,286
	39,181	559,793	25,763	543,565	21,267	643,131
Associates
Gases del Caribe S.A. E.S.P.	—	34,486	—	—	—	—
Gas Natural del Oriente S.A. E.S.P.	—	5,394	—	39,659	—	53,994
Extrucol S.A.	—	3,239	16	4,591	20	3,411
E2 Energía Eficiente S.A. E.S.P.	84,820	3,924	91,105	3,045	90,117	7,908
	84,820	47,043	91,121	47,295	90,137	65,313
	124,001	606,836	116,884	590,860	111,404	708,444

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

On the other hand, in the General Shareholders’ Meeting of 2018, the amendment of the Corporate Bylaws that appears in Minute No. 036 was approved, by virtue of which, the fourth paragraph of article 23 was eliminated that made the differentiation between the fees for face-to-face and non-face-to-face meetings. The members of the Board of Directors do not have any kind of variable remuneration. The amount paid in 2024 for fees to members of the Board of Directors amounted to $6,139 (2023 - $4,983).

The total compensation paid to Executive Officers and Senior Managers as of December 31, 2024, amounted to $23,186 (2023 – $35,906). Executive Officers and Senior Managers are not eligible to receive pension and retirement benefits.

As of December 31, 2024, Germán González, one of the key directors of management, owned shares of Ecopetrol S.A., which are equivalent to 1% of the outstanding shares of the Company.

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

Since 2016, the entities that manage the resources are: Fiduciaria Bancolombia, Fiduciaria de Occidente, and Consorcio Ecopetrol PACC (formed by Fiduciaria La Previsora, Fiduciaria Bancoldex, Fiduagraria, and Fiduciaria Central). These fiduciaries will manage the pension resources for a period of five years (2016-2021) and as compensation they receive remuneration with fixed and variable components, the latter being settled on the gross returns of the portfolios and charged to the managed resources.

Starting in 2023, and after a rigorous selection and asset allocation process, the new administrators of the Pension Liabilities until December 2028 are: BBVA Asset Management, Fiduciaria Bogotá, Fiduciaria BBVA and the Ecopetrol PACC 2022 Consortium made up of Fiduciaria La Previsora, Fiduciaria Bancoldex, Fiduagraria, and Fiduciaria Central.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main joint operations in 2024 are as follows:

32.1Contracts in which Ecopetrol Business Group is not the operator

			%	Geographic area of
Partners	Contract	Type	Participation	operations
	Chipirón		30+Factor R
SierraCol Energy Arauca, LLC	Cosecha	Production	30%	Colombia
	Cravo Norte		55%+PAP
	Rondón		65%
Frontera Energy Colombia Corp	Quifa	Production	40%+PAP	Colombia
			100%
Union Temporal Ismocol Joshi Parko	CPI Palagua	Production	According amendment number 5	Colombia

	Capachos	Production
	LLA-121	Exploration
Parex Resources Colombia LTD	LLA-4-1	Exploration	50%	Colombia
	LLA-16-1	Exploration
	LLA-122	Exploration
	E&P COL 1		40%
Anadarko Colombia Company (OXY)	E&P COL 2	Exploration	40%	Offshore North Caribe
	E&P COL 6		40%
	E&P COL 7		40%
Petrobras	Tayrona	Exploration	55.6%	Offshore North Caribe
	Fuerte Sur		50%
Shell EP Offshore ventures Limited	Purple Angel	Exploration	50%	Offshore North Caribe
	Col-5		50%
	Mana		30%
Interoil Colombia	Rio Opia	Production	30%	Colombia
	Ambrosia		30%
	Llanos 86		50%
	Llanos 87		50%
Geopark Colombia SAS	Llanos 104	Exploration	50%	Colombia
	Llanos 123		50%
	Llanos 124		50%
	SSJN1	Production	50%
	Perdices		50%
Lewis Energy Colombia	VIM-42	Exploration	50%	Colombia
	SSJN3-1		50%
Quarter North Energy	Gunflint	Production	32%	Gulf of Mexico
Murphy Exploration and Production Company – USA	Dalmatian	Production	30%	Gulf of Mexico
OXY (Anadarko) - K2	K2	Production	21%	Gulf of Mexico
HESS	ESOX	Production	21%	Gulf of Mexico
	S-M-1707		30%
	S-M-1715		30%
	S-M-1717		30%
	S-M-1719		30%
	S-M-1709		30%
	S-M-1908		30%
	S-M-1601		30%
Shell	S-M-1713	Exploration	30%	Brazil
	S-M-1817		30%
	S-M-1599		30%
	S-M-1910		30%
	S-M-1910		30%
	Sul de Gato do Mato		30%
	BM-S-54		30%
	BM-S-72		30%
Occidental Midland Basin, LLC
(Oxy)	Rodeo Midland Basin	Production	49%	Midland, Texas, USA
Occidental Midland Basin, LLC (Oxy)	Delaware Basin	Production	49%	Delaware, TX/NM, USA
Pemex Exploration y Production	Bloque 8	Exploration	50%	Gulf of Mexico
PC Carigali Mexico Operation SA	Bloque 6	Exploration	50%	Gulf of Mexico

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.2Contracts in which Ecopetrol Business Group is the operator

			%	Geographic area of
Partners	Contract	Type	Participation	operations
	VMM29		50%
ExxonMobil Exploration Colombia	CR2	Exploration	50%	Colombia
	C62		50%
CPVEN E&P Corp Sucursal Colombia	VMM32	Exploration	51%	Colombia
Repsol Exploration Colombia S.A.	Catleya	Exploration	50%	Colombia
Emerald Energy PLC Suc. Colombia	Cardon	Exploration	50%	Colombia
Parex Resourses Colombia Ltd.	ORC401 CRC-2004-01	Exploration	50%	Colombia
			52%+PAP
SierraCol Energy Arauca, LLC	La Cira Infantas	Production	100% Basic	Colombia
	Teca		60% incremental
Total Colombie
Repsol Colombia Oil & Gas	Niscota**	Exploration	20%	Colombia
Emerald Energy
Frontera Energy	Oleoducto Alto Magdalena	Production	45%	Colombia
Perenco Oil and Gas
CNOOC Internantional	Asociación Boquerón	Production	68%	Colombia
Lewis Energy Colombia	Clarinero**	Exploration	50%	Colombia
Perenco Oil and Gas
Cedco	Río Paez	Exploration	68%	Colombia

**Fields in abandonment process.

The Group acquires investment commitments at the moment of receiving the exploration and/or exploitation rights of a determined area by the competent authority. As of December 31, 2024, investment commitments with the ANH reach USD $469 million (2023 - USD $802.3 million).

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.1Statement of profit or loss

Below are the consolidated statements of profit or loss by segment for the years ended December 31, 2024, 2023 and 2022:

	For the year ended on December 31, 2024
				Electric
				power
				transmission
	Exploration		Transport	and toll
	and	Refining and	and	roads
	Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Third–party sales	52,559,851	62,251,340	2,716,164	15,803,073	—	133,330,428
Inter–segment sales	28,527,672	6,968,866	12,417,557	2,574	(47,916,669)	—
Revenue from contracts with customers	81,087,523	69,220,206	15,133,721	15,805,647	(47,916,669)	133,330,428
Variable cost	(40,326,798)	(62,841,448)	(848,032)	—	43,691,748	(60,324,530)
Fixed cost	(14,536,250)	(4,876,309)	(3,529,865)	(6,952,104)	3,737,904	(26,156,624)
Cost of sales	(54,863,048)	(67,717,757)	(4,377,897)	(6,952,104)	47,429,652	(86,481,154)
Gross profit	26,224,475	1,502,449	10,755,824	8,853,543	(487,017)	46,849,274

Administrative expenses	(2,665,275)	(959,147)	(717,926)	(1,150,596)	389,841	(5,103,103)
Operation and project expenses	(3,843,280)	(1,457,106)	(552,785)	—	205,520	(5,647,651)
Impairment (loss) reversal of non–current assets	(480,180)	1,265,753	127,206	(45,351)	—	867,428
Other operating (expenses) income net	1,583,005	21,847	(17,557)	(2,025)	(88,221)	1,497,049
Operating income	20,818,745	373,796	9,594,762	7,655,571	20,123	38,462,997
Financial result net
Financial income	1,121,377	166,900	239,915	721,086	(501,477)	1,747,801
Financial expenses	(5,037,086)	(1,678,692)	(325,557)	(3,766,580)	488,599	(10,319,316)
Foreign exchange (loss) gain net	(30,253)	(177,464)	298,935	(39,651)	—	51,567
	(3,945,962)	(1,689,256)	213,293	(3,085,145)	(12,878)	(8,519,948)
Share of profits of associates and joint ventures	29,766	194,498	—	540,102	—	764,366
Income before tax	16,902,549	(1,120,962)	9,808,055	5,110,528	7,245	30,707,415
Income tax	(7,826,203)	(88,916)	(3,485,808)	(807,613)	—	(12,208,540)
Net profit (loss) for the period	9,076,346	(1,209,878)	6,322,247	4,302,915	7,245	18,498,875
Profit (loss) attributable to:
Group owners of parent	9,162,709	(1,407,810)	5,112,271	966,738	7,245	13,841,153
Non–controlling interest	(86,363)	197,932	1,209,976	3,336,177	—	4,657,722
	9,076,346	(1,209,878)	6,322,247	4,302,915	7,245	18,498,875
Supplementary information
Depreciation, depletion and amortization	10,478,049	2,070,605	1,320,920	1,327,709	—	15,197,283

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.2Sales by product

The sales by product for each segment are detailed below for the years ended December 31, 2024, 2023 and 2022:

	For the year ended on December 31, 2024
				Electric power
				transmission
				and toll
	Exploration and	Refining and	Transport and	roads
	Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Local sales
Mid-distillates	—	28,687,217	—	—	(14,919)	28,672,298
Gasoline and turbo fuels	—	21,936,821	—	—	(4,132,449)	17,804,372
Roads and construction services	—	—	—	330,053	—	330,053
Gas natural	5,252,959	—	—	—	(1,156,833)	4,096,126
Services	520,053	536,096	15,133,721	444,901	(12,757,641)	3,877,130
Fuel gas service	—	1,093,363	—	—	(10,653)	1,082,710
LPG and propane	396,262	250,568	—	—	(16,260)	630,570
Asphalts	88,263	705,848	—	—	—	794,111
Plastic and rubber	—	919,788	—	—	—	919,788
Crude oil	27,190,210	—	—	—	(27,189,908)	302
Electric power transmission services	—	—	—	3,226,557	—	3,226,557
Polyethylene	—	327,405	—	—	1,244	328,649
Aromatics	—	246,612	—	—	—	246,612
Fuel oil	18,425	2,102	—	—	—	20,527
Other products	11,872	3,239,581	—	—	(2,625,385)	626,068
	33,478,044	57,945,401	15,133,721	4,001,511	(47,902,804)	62,655,873

Foreign sales
Crude oil	47,533,707	1,281,956	—	—	(9,991)	48,805,672
Electric power transmission services	—	—	—	6,134,698	—	6,134,698
Roads and Construction Services	—	—	—	5,465,389	—	5,465,389
Diesel	—	360,438	—	—	—	360,438
Fuel oil	—	1,203,562	—	—	—	1,203,562
Plastic and rubber	—	1,230,748	—	—	—	1,230,748
LPG and propane	346,908	—	—	—	—	346,908
Gasoline and turbo fuels	43,539	—	—	—	—	43,539
Natural gas	—	3,924,217	—	—	(3,717)	3,920,500
Cash flow hedging	(345,499)	—	—	—	—	(345,499)
Other products	30,824	3,273,884	—	204,049	(157)	3,508,600
	47,609,479	11,274,805	—	11,804,136	(13,865)	70,674,555
	81,087,523	69,220,206	15,133,721	15,805,647	(47,916,669)	133,330,428

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	For the year ended on December 31, 2023
				Electric power
				transmission
				and toll
	Exploration and	Refining and	Transport and	roads
	Production	Petrochemicals	Logistics	concessions	Eliminations	Total
Local sales
Mid-distillates	—	32,638,191	—	—	(32,349)	32,605,842
Gasoline and turbo fuels	—	26,965,667	—	—	(3,836,642)	23,129,025
Natural gas	5,551,389	—	—	—	(1,193,123)	4,358,266
Services	(53,379)	1,441,770	15,509,732	335,812	(14,001,151)	3,232,784
Electric power transmission services	—	—	—	2,769,897	—	2,769,897
Plastic and rubber	—	1,225,223	—	—	—	1,225,223
Fuel gas service	—	998,367	—	—	(9,283)	989,084
Asphalts	65,574	872,611	—	—	—	938,185
LPG and propane	505,066	274,022	—	—	(16,739)	762,349
Roads and construction services	—	—	—	349,834	—	349,834
Polyethylene	—	313,535	—	—	649	314,184
Aromatics	—	297,957	—	—	—	297,957
Crude oil	27,870,500	(741)	—	—	(27,741,343)	128,416
Fuel oil	26,564	9,734	—	—	—	36,298
Other income gas contracts	30	—	—	—	—	30
Other products	15,861	3,691,674	—	—	(3,099,827)	607,708
	33,981,605	68,728,010	15,509,732	3,455,543	(49,929,808)	71,745,082

Foreign sales
Crude oil	47,631,662	1,928,202	—	—	—	49,559,864
Electric power transmission services	—	—	—	5,666,389	—	5,666,389
Roads and Construction Services	—	—	—	4,761,317	—	4,761,317
Diesel	—	4,097,117	—	—	—	4,097,117
Fuel oil	(82,348)	4,315,286	—	—	(204,030)	4,028,908
Plastic and rubber	—	1,393,669	—	—	—	1,393,669
LPG and propane	302,159	—	—	—	—	302,159
Gasoline and turbo fuels	—	193,394	—	—	—	193,394
Natural gas	105,413	—	—	—	—	105,413
Cash flow hedging	(460,445)	(7,962)	—	—	—	(468,407)
Other products	36,869	1,500,210	—	285,017	(17,399)	1,804,697
	47,533,310	13,419,916	—	10,712,723	(221,429)	71,444,520
	81,514,915	82,147,926	15,509,732	14,168,266	(50,151,237)	143,189,602

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.3Capital expenditures by segments

The following are the investments amounts made by each segment for the years ended December 31, 2024, 2023 and 2022:

				Electric
				power
				transmission
	Exploration	Refining and	Transport and	and toll roads
2024	and Production	Petrochemicals	Logistics	concessions	Total
Property, plant, and equipment	6,418,046	1,699,152	1,535,388	1,107,927	10,760,513
Natural and environmental resources	11,291,059	—	—	—	11,291,059
Intangibles	337,347	48,345	9,794	470,222	865,708
	18,046,452	1,747,497	1,545,182	1,578,149	22,917,280

				Electric
				power
				transmission
	Exploration	Refining and	Transport and	and toll roads
2023	and Production	Petrochemicals	Logistics	concessions	Total
Property, plant, and equipment	4,258,469	738,161	2,702,091	1,651,164	9,349,885
Natural and environmental resources	13,964,435	—	—	—	13,964,435
Intangibles	59,870	84,268	622,559	9,899	776,596
	18,282,774	822,429	3,324,650	1,661,063	24,090,916

				Electric
				power
				transmission
	Exploration	Refining and	Transport and	and toll roads
2022	and Production	Petrochemicals	Logistics	concessions	Total
Property, plant, and equipment	4,461,244	928,843	2,424,428	953,201	8,767,716
Natural and environmental resources	11,962,544	—	—	—	11,962,544
Intangibles	145,532	32,832	89,463	879,683	1,147,510
	16,569,320	961,675	2,513,891	1,832,884	21,877,770

34.Supplemental information on oil and gas producing activities (unaudited)

The information in this note is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements.”

In accordance with the requirements of the United States Securities and Exchange Commission (SEC), Rule 4–10(a) of Regulation S–X, Release 33–8879, Accounting Standards Codification 932 and the ASU– 2010–03 “Oil and Gas reserve Estimation and Disclosures” rule, this section provides supplemental information on oil and gas exploration and producing activities of the Ecopetrol Business Group. The information included in sections (1) to (3) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs, and results of operations. The information included in sections (4) and (5) presents information on Ecopetrol’s estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves and changes in estimated discounted future net cash flows.

The following information corresponds to Ecopetrol’s oil and gas producing activities as of December 31, 2024, 2023 and 2022, and includes information related to the Ecopetrol Business Group’s consolidated subsidiaries.

Under the SEC final rule optional disclosure of possible and probable reserves is allowed but, the Ecopetrol Business Group opted not to do so. Ecopetrol estimated its reserves without considering non–traditional resources.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

34.1Capitalized costs relating to oil and gas exploration and production activities

	2024	2023	2022
Natural and environmental properties	109,005,280	96,856,236	90,284,366
Wells, equipment, and facilities – property, plant, and equipment	42,387,351	35,897,318	33,568,835
Exploration and production projects	19,488,784	17,372,792	16,451,284
Accumulated depreciation, depletion, and amortization	(96,990,855)	(84,413,729)	(79,744,788)
Net capitalized cost	73,890,560	65,712,617	60,559,697

It includes information of the Exploration and Production segment subsidiaries.

In accordance with IAS 37, costs capitalized to natural and environmental properties include provisions for asset retirement obligations of $1,497,834, $4,101,617, and $1,979,749 during 2024, 2023 and 2022, respectively.

34.2Costs incurred in oil and gas exploration and developed activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding period.

	2024	2023	2022
Acquisition of proved properties (1)	1,972,255	37,419	141,928
Acquisition of unproved properties (2)	577,804	—	339,394
Exploration costs	3,378,446	2,911,974	3,322,055
Development costs	15,964,905	19,976,218	16,266,222
	21,893,410	22,925,611	20,069,599
(1)	For 2024, it corresponds to the acquisition of 45% interest in Block CPO-09. For 2023 and 2022, it corresponds to 49% of participation contract in Barnett, acquired by Ecopetrol Permian.
(2)

For 2024, it corresponds to the acquisition of 45% interest in Block CPO-09. During 2022, Ecopetrol Óleo e Gás do Brasil Ltda have acquired and capitalized seven offshore blocks in the Santos Basin. The blocks are operated by Shell, which holds a 70% of participation in the assets, with a 30% of participation held by Ecopetrol Brasil.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

34.3Results of operations for oil and gas exploration and production activities

The Ecopetrol Business Group’s results of operations from oil and gas exploration and production activities for the years ended December 31, 2024, 2023 and 2022 are as follows:

	2024	2023	2022
Net revenues
Sales	67,410,322	66,258,193	71,223,307
Transfers	13,677,202	15,256,723	19,797,158
	81,087,524	81,514,916	91,020,465
Production costs (1)	21,568,517	20,544,682	22,152,495
Depreciation, depletion, and amortization (2)	10,356,534	8,531,483	7,138,902
Other production costs (3)	22,937,996	22,751,720	20,741,550
Exploration expenses (4)	1,769,785	2,088,922	1,512,385
Other expenses (5)	3,635,945	7,508,085	5,399,726
	60,268,777	61,424,892	56,945,058
Income before income tax expense	20,818,747	20,090,024	34,075,407
Income tax expense	(9,627,028)	(9,250,450)	(13,026,271)
Results of operations for exploration and production activities	11,191,719	10,839,574	21,049,136
(1)

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities including costs such as operating labor, materials, supplies, and fuel consumed in operations and the costs of operating natural gas liquids plants. In addition, they include expenses related to the asset retirement obligations that were recognized during 2024, 2023 and 2022 of $636,308, $477,511 and $333,683, respectively.

(2)

In accordance with IAS 37, the expense related to asset retirement obligations that were recognized during 2024, 2023 and 2022 in depreciation, depletion, and amortization, were 704,084, $438,675, and $768,466, respectively.

(3)	Includes transportation costs and naphtha that are not part of the Ecopetrol Business Group’s lifting cost.
(4)	Exploration expenses include the costs of geological and geophysical activities, as well as the non–productive exploratory wells.
(5)	Corresponds to administration, marketing expenses, and impairment.

During 2024, 2023, and 2022, the Ecopetrol Business Group transferred approximately 16.9%, 18.7%, and 21.8%, respectively, of its crude oil and gas production; (percentages based on the value sales in Colombian pesos) to intercompany business units. Those transfers were 55.5%, 57.0%, and 50.4%, respectively, of crude oil and gas production volume.

The intercompany transfers were realized at market prices.

34.4Reserve information

The Ecopetrol Business Group follows international standards for estimating, classifying, and reporting reserves framed under SEC definitions. Corporate Reserve Management of Ecopetrol Business Group, Upstream Management and the Vice-Presidency of Development and Production, present the reserves balance to the Board of Directors, which approved it in February 2025.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following information relates to the net proven reserves owned by the Ecopetrol Business Group in 2024, 2023 and 2022, and corresponds to the official reserves statements prepared by the Ecopetrol Business Group:

	2024			2023			2022
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)
Proved reserves:
Opening balance	1,471	2,346	1,883	1,515	2,828	2,011	1,449	3,151	2,002
Revisions of previous estimates (1)	94	(55)	84	38	(165)	9	81	(104)	63
Improved recovery	79	102	97	91	9	93	77	21	81
Purchases	35	5	35	—	—	—	39	50	48
Extensions and discoveries	42	40	49	17	—	17	52	33	57
Sales	(5)	(5)	(6)	—	—	—	—	—	—
Production	(194)	(317)	(250)	(190)	(326)	(247)	(183)	(323)	(240)
Closing balance	1,522	2,116	1,892	1,471	2,346	1,883	1,515	2,828	2,011
Proved developed reserves:
Opening balance	1,083	2,007	1,435	995	2,174	1,376	921	2,561	1,370
Closing balance	1,087	1,750	1,394	1,083	2,007	1,435	995	2,174	1,376
Proved undeveloped reserves:
Opening balance	388	339	448	520	654	635	528	590	632
Closing balance	435	366	498	388	339	448	520	654	635

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

34.5Standardized measure of discounted future net cash flows relating to proven oil and gas quantities and changes therein

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

	2024	2023	2022
Future cash inflows	493,144,459	425,761,732	685,716,359
Future costs
Production (1)	(193,522,901)	(158,870,388)	(182,522,131)
Development	(49,298,761)	(40,675,517)	(58,332,264)
Income taxes	(84,245,300)	(80,373,445)	(201,912,509)
Future net cash flow	166,077,497	145,842,382	242,949,455
10% discount factor	(48,561,554)	(49,557,596)	(86,340,334)
Standardized measure of discounted net cash flows	117,515,943	96,284,786	156,609,121
(1)

Production future costs include the estimated costs related to assets retirement obligations in the amount of $25,448,529, $22,615,261, and $23,234,408, as of December 31, 2024, 2023, and 2022, respectively.

The following are the principal sources of change in the standardized measure of discounted net cash flows in 2024, 2023 and 2022:

	2024	2023	2022
Net change in sales and transfer prices and in production cost (lifting) related to future production	41,742,427	(123,240,049)	158,798,134
Changes in estimated future development costs	(15,349,339)	(10,624,343)	(52,166,780)
Sales and transfer of oil and gas produced net of production costs	(59,519,007)	(60,970,234)	(68,867,970)
Net change due to extensions, discoveries, and improved recovery	3,723,233	6,173,144	9,993,781
Net change due to purchase and sales of minerals in place	1,501,219	—	1,767,856
Net change due to revisions in quantity estimates	8,877,125	967,150	10,807,453
Previously estimated development costs incurred during the period	27,041,713	34,815,000	69,458,458
Accretion of discount	14,934,714	28,676,517	15,360,418
Timing and other	4,828,442	(13,215,214)	(11,990,359)
Net change in income taxes	(6,549,370)	77,093,694	(84,908,732)
Aggregate change in the standardized measure of discounted future net cash flows for the year	21,231,157	(60,324,335)	48,252,259

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

35.Subsequent and relevant events

●Decision adopted by the Southern District Court of New York related to an arbitration award issued in favor of Refinería de Cartagena S.A.S.

On January 16, 2025, Ecopetrol reported that the Southern District Court of New York denied the request filed by Chicago Bridge & Iron Company N.V., CB&I UK Limited to annul the arbitration award dated June 2, 2023. With this judicial ruling and with the decision of the Netherlands Court on March 21, 2024, regarding the approval of the alternative financial restructuring plan of Chicago Bridge & Iron Company N.V., Refinería de Cartagena manages to consolidate the defense of its interests and those of the Nation, marking the end of a long legal process.

●Ecopetrol and OXY agree to extend the development plan in the Midland area of the Permian basin

On February 3, 2025, Ecopetrol S.A. reported that its subsidiary Ecopetrol Permian LLC and Occidental Petroleum Corp reached an agreement for the extension of the development plan of Rodeo Midland Basin LLC, in the Permian basin, in Texas, United States, within the contract signed since July 2019.

●Application of Decree 0175 of February 14, 2025 – State of Internal Unrest

The National Government, protected by the state of internal unrest decreed in the Catatumbo Region, issued Decree No. 0175 on February 14, 2025, which includes the following tax measures:

1.	Special tax for Catatumbo: this tax taxes, with a rate of 1% (i) the first sale within or from the national territory of hydrocarbons (tariff item: 27.09) and (ii) the export of crude oil.
2.	Stamp tax: The stamp tax rate has been updated to 1%.
3.	The decree will be in force between February 22 and December 31, 2025.
●	Requirements related to VAT by the National Tax Authority of Colombia

Refinería de Cartagena and Ecopetrol S.A. received customs requirements REA 211, REA 264 and REA 289, respectively, from the National Tax Authority of Colombia (DIAN) in 2025. The National Tax Authority of Colombia (DIAN) proposed an official corrective liquidation and a penalty on certain gasoline import filings for the period of 2022 to 2024, due to the failure to pay VAT on these filings. Refinería de Cartagena and Ecopetrol consider that their fillings were prepared in accordance with current customs legislation and are preparing their response to the requirements indicated by the National Tax Authority of Colombia (DIAN).

●	Fuel Price stabilization fund

On March 28, 2025, the Ministry of Finance and Public Credit paid $2,229,051 in National Government Treasury Bonds (TES) and cash to Ecopetrol Business Group as follows: i) payments to Ecopetrol for $1,727,183 and ii) payments to Reficar for $501,868. These payments correspond to the settlements of the first quarters of 2024.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	Shareholders’ General Assembly in Ecopetrol S.A.

The Ecopetrol Shareholders General Assembly was held on March 28, 2025, and the following matters were discussed and approved, among others:

o

The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP 214, as follows: payment of dividends to minority shareholders to be made in two equal installments on April 4, 2025 and April 29, 2025; and the payment to the majority shareholder will be made in three installments as follows: 1) COP $2,200,000,000,000 on April 4, 2025, 2) COP $2,300,000,000,000 on April 29, 2025, and 3) COP $3,286,344,378,880 on June 27, 2025.

o	The establishment of a special reserve of COP $16,635,492,094,077 to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
o	Election of Deloitte & Touche S.A.S., as the statutory auditor for the 2025 – 2029 period and assignment of its remuneration.
o	Election of Board Members for the 2025 - 2029 period.
o	Approval of amendments to the Internal Regulations of the General Shareholder´s Meeting.
o	Approval of amendments to the succession policy for the members of the Board of Directors.
●	Temporal reduction in the conversion cost of Ecopetrol´s ADR

On January 15, 2025, Ecopetrol reached an agreement with JPMorgan Chase Bank N.A., the depositary bank of its American Depositary Receipts (ADR) program, to reduce 50% of the conversion cost for the purchase and sale of ADRs in the United States. The measure is temporary and is expected to be effective until July 10, 2025.

●	Investment framework agreement with AES Colombia & CIA SCA E.S.P.

On April 14, 2025, Ecopetrol S.A. signed an investment framework agreement with AES Colombia & CIA SCA E.S.P. to build 49% of the Jemeiwaa Ka’I wind cluster located in La Guajira, subject to the fulfillment of condition precedents and other legal requirements. Jemeiwaa Ka’I comprises a portfolio of wind projects located in the upper and middle Guajira, in the municipality of Uribia, with an approximate capacity of 1,087 MW, along with a 35 km transmission line.

●	Gato do Mato project in Brazil

Regarding the Gato do Mato project in Brazil, operated by Shell and associated with Total Energies, the project has made steady progress. In 2025 Ecopetrol Óleo e Gás do Brasil Ltda, a subsidiary of the Ecopetrol Group S.A., has already approved the Final Investment Decision (FID). The project completed the basic engineering “Front End Engineering Design” (FEED) for the subsea and floating production facilities, with the expectation of incorporating reserves during 2025.

The declaration of commerciality has already been filed, but the Development Plan is still awaiting approval from the ANP (National Agency of Petroleum, Natural Gas and Biofuels).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 1 – Consolidated subsidiaries, associates, and joint ventures

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	US Dollar	100%	Refining of hydrocarbons, commercialization and distribution of products	Colombia	Colombia	24,523,635	(1,133,742)	36,605,614	12,081,979
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian Peso	100%	Storage and transport by pipelines of hydrocarbons	Colombia	Colombia	16,883,376	5,211,389	19,875,855	2,992,479
Ecopetrol Global Energy S.L.U.	US Dollar	100%	Investment Vehicle	Spain	Spain	17,394,898	381,272	17,395,245	347
Oleoducto Central S.A.S - Ocensa	US Dollar	72.65%	Transportation by crude oil pipelines	Colombia	Colombia	3,628,322	3,003,613	7,555,797	3,927,475
Ocensa Ductos S.A.S.	US Dollar	72.65%	Investment Vehicle	Colombia	Colombia	1,090	27,126	2,123	1,033
Hocol Petroleum Limited.	US Dollar	100%	Investment Vehicle	Bermuda	Bermuda	4,058,521	75,873	4,129,198	70,677
Ecopetrol América LLC.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	1,282,916	(517,319)	3,221,343	1,938,427
Hocol S.A.	US Dollar	100%	Exploration and exploitation of hydrocarbons	Cayman Islands	Colombia	3,527,391	123,881	5,277,795	1,750,404
Esenttia S.A.	US Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,786,401	2,684	3,351,597	565,196
Ecopetrol Capital AG	US Dollar	100%	Collection of surpluses from, and providing funds to, companies of Ecopetrol Business Group	Switzerland	Switzerland	3,342,023	70,314	10,424,269	7,082,246
Oleoducto de Colombia S. A. – ODC	Colombian Peso	78.19%	Transportation by crude oil pipelines	Colombia	Colombia	452,073	379,927	790,822	338,749
Black Gold Re Ltd.	US Dollar	100%	Reinsurer for companies of Ecopetrol Business Group	Bermuda	Bermuda	1,412,560	160,839	1,687,390	274,830
Andean Chemicals Ltd.	US Dollar	100%	Investment Vehicle	Bermuda	Bermuda	2,069,219	(8,618)	2,109,831	40,612
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian Peso	65%	Transportation by crude oil pipelines	Panama	Colombia	833,223	626,281	1,392,775	559,552
Interconexión Eléctrica S.A. E.S.P	Colombian Peso	51.41%	Public transmission service of electric power, the development of infrastructure projects and their commercial exploitation and the development of information technology systems, activities and services and telecommunications.	Colombia	Latin-America	28,268,006	2,807,941	76,995,347	48,727,341

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian Peso	51.88%	Holding with investments in natural gas and LPG transportation and distribution companies in Colombia	Colombia	Colombia	657,506	292,206	663,063	5,557
Alcanos de Colombia S.A. E.S.P.	Colombian Peso	29.61%	Residential public fuel gas service, construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	328,233	143,017	902,475	574,242
Metrogas de Colombia S.A E.S.P.	Colombian Peso	33.49%	Public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	59,813	18,208	168,529	108,716
Gases del Oriente S.A. E.S.P.	Colombian Peso	48.50%	Home public service of distribution of fuel gas and the development of all complementary activities to the supplying of said service.	Colombia	Colombia	95,123	52,629	305,458	210,335
Promotora de Gases del Sur S.A. E.S.P.	Colombian Peso	31.44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	56,128	42,502	86,215	30,087
Combustibles Líquidos de Colombia S.A E.S.P.	Colombian Peso	41.61%	Wholesale marketing of fuel gas, the supplying of the residential public service of LPG distribution and the development of complementary activities to supply the service.	Colombia	Colombia	60,706	396	80,612	19,906

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Ecopetrol USA Inc.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	15,570,625	737,381	15,588,736	18,111
Ecopetrol Permian LLC.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	11,514,549	726,650	15,493,572	3,979,023
Ecopetrol Oleo é Gas do Brazil Ltda.	Real	100%	Exploration and exploitation of hydrocarbons	Brazil	Brazil	1,713,380	(349,526)	1,750,489	37,109
Esenttia Masterbatch Ltda.	Colombian Peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	403,884	249,222	540,388	136,504
Ecopetrol del Perú S. A.	US Dollar	100%	Exploration and exploitation of hydrocarbons	Peru	Peru	68,292	1,687	70,972	2,680
ECP Hidrocarburos de México S.A. de C.V.	US Dollar	100%	Offshore exploration	Mexico	Mexico	42,665	(6,853)	45,541	2,876
Ecopetrol Costa Afuera S.A.S.	Colombian Peso	100%	Offshore exploration	Colombia	Colombia	13,671	277	13,865	194
Esenttia Resinas del Peru SAC	US Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	16,016	(710)	32,130	16,114
Esenttia Resinas de México	Mexican Peso	100%	Commercialization polypropylene resins and masterbatches	Mexico	Mexico	(268)	(829)	5,825	6,093
Kalixpan Servicios Técnicos S de RL De CV.	Mexican Peso	100%	Specialized services related to oil and gas industry	Mexico	Mexico	3	(82)	4	1
Ecopetrol US Trading LLC	US Dollar	100%	International trading of crude oil and refined products	United States	United States	518,000	418,165	2,619,702	2,101,702
Econova Technology & innovation S.L.	US Dollar	100%	Execution of activities related to science, technology, and innovation (ST+i)	Spain	Spain	2,083	(1,915)	3,739	1,656
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	787,363	489,395	787,536	173
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International trading of crude oil and refined products	Singapore	Asia	786,909	489,565	2,850,765	2,063,856

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic
	Functional	interest		Country/	area of		Profit (loss) of		Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	Total assets	liabilities
Associates
Serviport S.A.	Colombian Peso	28%	Services for the support of loading and unloading of oil ships, supply of equipment, technical inspections, and load measurements	Colombia	Colombia	17,309	(2,069)	35,953	18,644
Sociedad Portuaria Olefinas y Derivados S.A.	Colombian Peso	50%	Construction, use, maintenance and administration of port facilities, ports, private docks.	Colombia	Colombia	6,761	(1,224)	8,500	1,739
Joint Ventures
Equion Energía Limited	US Dollar	51%	Exploration and exploitation of hydrocarbons	United Kingdom	Colombia	1,597,163	49,936	1,667,884	70,721
Ecodiesel Colombia S.A.	Colombian Peso	50%	Production, trading, and distribution of biofuels and oleochemicals	Colombia	Colombia	138,108	30,895	253,132	115,024

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of
Company	currency	ISA	Activity	Domicile	operations	Equity	the year	Assets	Liabilities
Subsidiaries Interconexión Eléctrica S.A. ESP
Consorcio Transmantaro	US Dollar	60.00%	Electric power	Peru	Peru	2,173,161	494,905	8,642,239	6,469,078
Interligação Eléctrica Evrecy	Brazilian real	35.82%	Electric power	Brazil	Brazil	390,341	(18,030)	482,180	91,839
Fundo de Investimento Assis	Brazilian real	35.82%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	10,509	31,153	10,509	—
Fundo de Investimento Barra Bonita Renda Fixa Referenciado	Brazilian real	35.82%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	18,336	9,755	18,336	—
Fundo de Investimento Referenciado di Bandeirantes	Brazilian real	5.43%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	80,323	47,653	80,323	—
Fundo de Investimento Xavantes Referenciado di	Brazilian real	7.72%	Autonomous Fund – Special Purpose Entity	Brazil	Brazil	237,716	76,412	237,716	—
Interconexiones Viales	Chilean peso	100.00%	Roads concessions	Chile	Chile	94	35	115	21
Interligação Elétrica Aguapeí	Brazilian real	35.82%	Electric power	Brazil	Brazil	407,520	(18,694)	576,643	169,123
Interligação Elétrica Biguaçu	Brazilian real	35.82%	Electric power	Brazil	Brazil	339,229	46,153	391,978	52,749
Interligação Elétrica De Minas Gerais	Brazilian real	35.82%	Electric power	Brazil	Brazil	411,915	42,814	456,553	44,638
Interligação Elétrica Itapura	Brazilian real	35.82%	Electric power	Brazil	Brazil	147,623	14,747	161,986	14,363
Interligação Elétrica Itaquerê	Brazilian real	35.82%	Electric power	Brazil	Brazil	435,448	53,441	480,310	44,862
Interligação Elétrica Itaúnes	Brazilian real	35.82%	Electric power	Brazil	Brazil	407,822	57,790	480,714	72,892
Interligação Elétrica Norte E Nordeste	Brazilian real	35.82%	Electric power	Brazil	Brazil	311,573	34,327	414,482	102,909
Interligação Elétrica Pinheiros	Brazilian real	35.82%	Electric power	Brazil	Brazil	46,320	6,376	57,739	11,419
Interligação Elétrica Riacho Grande	Brazilian real	35.82%	Electric power	Brazil	Brazil	381,618	5,468	417,380	35,762
Interligação Elétrica Serra Do Japi	Brazilian real	35.82%	Electric power	Brazil	Brazil	320,996	45,188	356,750	35,754
Interligação Elétrica Sul	Brazilian real	35.82%	Electric power	Brazil	Brazil	164,100	12,080	190,646	26,546
Interligação Elétrica Tibagi	Brazilian real	35.82%	Electric power	Brazil	Brazil	205,355	24,828	231,628	26,273
Internexa	Colombian peso	99.60%	Telecommunications and ICT	Colombia	Colombia	206,940	45,847	677,606	470,666

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
		interest		Country/	area of		(loss) of
Company	Functional currency	ISA	Activity	Domicile	operations	Equity	the year	Assets	Liabilities
Subsidiaries Interconexión Eléctrica S.A. ESP
Interligação Elétrica JAGUAR 6 S.A.	Brazilian real	35.82%	Electric power	Brazil	Brazil	155,601	22,176	170,507	14,906
Interligação Elétrica JAGUAR 8 S.A.	Brazilian real	35.82%	Electric power	Brazil	Brazil	97,484	7,983	114,562	17,078
Interligação Elétrica JAGUAR 9 S.A.	Brazilian real	35.82%	Electric power	Brazil	Brazil	384,362	72,968	438,414	54,052
Internexa Participações	Brazilian real	99.60%	Investment Vehicle	Brazil	Brazil	1,349	493	1,349	—
Internexa Peru	US Dollar	99.71%	Telecommunications and ICT	Peru	Peru	66,467	14,029	352,713	286,246
ISA Bolivia	US Dollar	100.00%	Electric power	Bolivia	Bolivia	56,607	(18,739)	68,649	12,042
ISA Capital Do Brazil	Brazilian real	100.00%	Investment Vehicle	Brazil	Brazil	5,055,275	908,555	5,397,861	342,586
ISA CTEEP	Brazilian real	35.82%	Electric power	Brazil	Brazil	14,037,522	2,643,130	29,906,469	15,868,947
ISA Interchile	US Dollar	100.00%	Electric power	Chile	Chile	1,539,590	51,064	6,356,259	4,816,669
ISA Intercolombia	Colombian peso	100.00%	Electric power	Colombia	Colombia	150,945	57,340	447,209	296,264
ISA Intervial Chile	Chilean peso	100.00%	Roads concessions	Chile	Chile	4,065,409	468,012	4,750,255	684,846
ISA Intervial Colombia	Colombian peso	100.00%	Roads concessions	Colombia	Colombia	667	28	667	—
ISA Inversiones Chile	Chilean peso	100.00%	Investment Vehicle	Chile	Chile	2,026,692	72,844	2,513,076	486,384
ISA Inversiones Chile Vías SpA	Chilean peso	100.00%	Investment Vehicle	Chile	Chile	4,073,599	467,432	4,074,122	523
ISA Inversiones Costera Chile	Chilean peso	100.00%	Investment Vehicle	Chile	Chile	(107,958)	10,886	93,388	201,346
ISA Inversiones Tolten	Chilean peso	100.00%	Investment Vehicle	Chile	Chile	691	13	693	2
ISA Investimentos E Participações	Brazilian real	100.00%	Investment Vehicle	Brazil	Brazil	917,461	151,825	936,030	18,569
ISA Peru	US Dollar	99.98%	Electric power	Peru	Peru	238,119	41,018	1,039,654	801,535
ISA REP	US Dollar	60.00%	Electric power	Peru	Peru	686,374	325,713	2,032,726	1,346,352
ISA Transelca	Colombian peso	100.00%	Electric power	Colombia	Colombia	935,321	206,032	2,004,643	1,069,322
Linear Systems RE	US dollar	100.00%	Other business	Bermudas	Bermudas	48,273	6,620	191,987	143,714
Proyectos de Infraestructura del Perú	US Dollar	100.00%	Electric power	Peru	Peru	21,829	(102)	21,894	65
Ruta Costera	Colombian peso	100.00%	Roads concessions	Colombia	Colombia	198,139	25,127	2,669,249	2,471,110
Ruta de La Araucanía	Chilean peso	100.00%	Roads concessions	Chile	Chile	285,470	6,014	461,522	176,052
Ruta de Los Ríos	Chilean peso	75.00%	Roads concessions	Chile	Chile	51,956	(7,087)	171,659	119,703
Ruta del Bosque	Chilean peso	100.00%	Roads concessions	Chile	Chile	9,734	(1,472)	10,889	1,155
Ruta del Loa	Chilean peso	100.00%	Roads concessions	Chile	Chile	369,858	52,782	1,695,956	1,326,098
Ruta del Maipo	Chilean peso	100.00%	Roads concessions	Chile	Chile	2,917,795	405,418	7,487,407	4,569,612
Ruta del Este Sociedad Concesionaria S.A.	Chilean peso	100.00%	Roads concessions	Chile	Chile	83,674	2,894	90,356	6,682
Sistemas Inteligentes en Red	Colombia peso	99.77%	Other business	Colombia	Colombia	15,547	4,180	31,062	15,515
XM	Colombian peso	99.73%	Electric power	Colombia	Colombia	58,175	14,920	358,695	300,520
Interconexiones del Norte S.A.	Chilean peso	100.00%	Electric power	Chile	Chile	4,854	(743)	114,851	109,997
Ruta ORBITAL SUR Sociedad Concesionaria S.A.	Chilean peso	100.00%	Roads concessions	Chile	Chile	68,267	3,057	73,441	5,174
Joint ventures Interconexión Eléctrica S.A. ESP
Interligação Elétrica do Madeira	Brazilian real	51.00%	Electric power	Brazil	Brazil	3,119,012	361,207	5,379,092	2,260,080
Interligação Elétrica Garanhuns	Brazilian real	51.00%	Electric power	Brazil	Brazil	815,648	100,954	1,123,561	307,913
Interligação Elétrica Paraguaçu	Brazilian real	50.00%	Electric power	Brazil	Brazil	834,943	145,307	1,269,518	434,575
Interligação Elétrica Aimorés	Brazilian real	50.00%	Electric power	Brazil	Brazil	507,721	92,379	798,183	290,462
Interligação Elétrica Ivaí	Brazilian real	50.00%	Electric power	Brazil	Brazil	845,669	174,233	3,389,336	2,543,667
Transmissora Aliança de Energia Elétrica	Brazilian real	14.88%	Electric power	Brazil	Brazil	4,942,790	1,283,190	13,231,132	8,288,342
Interconexión Eléctrica Colombia Panamá-Panamá	US Dollar	50.00%	Electric power	Panama	Panama	7,090	(18,996)	9,899	2,809
Interconexión Eléctrica Colombia Panamá Colombia	Colombia peso	1.17%	Electric power	Colombia	Colombia	264	(1)	266	2
Transnexa (1)	US Dollar	49.85%	Transport and telecommunications	Ecuador	Ecuador	—	—	—	—
Derivex	Colombia peso	39.88%	Manage the trading system for financial instruments derived from electricity	Colombia	Colombia	2,869	(750)	3,724	855
Parques del Río	Colombia peso	33.00%	Roads	Colombia	Colombia	30	(38)	30	—
Conexión Kimal Lo Aguirre S.A.	Chilena peso	33.33%	Electric power	Chile	Chile	490,016	(1,789)	1,529,297	1,039,281
Consorcio Eléctrico Yapay S.A.	US Dollar	50.00%	Electric power	Perú	Perú	47,009	(5,651)	314,839	267,830
PA Energía para la paz	Colombia peso	54.73%	Special Purpose Entity	Colombia	Colombia	15,668	(37)	19,057	3,389
Associates Interconexión Eléctrica S.A. ESP
ATP Tower Holdings	US Dollar	24.7%	Transport and telecommunications	United States	United States	1,366,302	(173,438)	4,376,236	3,009,934
(1)	Transnexa is in the liquidation process and its investment has been impaired in its entirety.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 2 – Conditions of the most significant debt

						Outstanding	Outstanding
						balance	balance	Interest	Amortization	Payment of
Type of debt	Company	Issue date	Maturity date	Currency	Disbursement	Dec 31, 2024	Dec 31, 2023	rate	plan	interest
		Aug-13	Aug -28		347,500	347,500	347,500
	Ecopetrol S.A.	Dec-10	Dec-40	COP	284,300	284,300	284,300	Floating	Bullet	Half-yearly
		Aug-13	Aug-43		262,950	262,950	262,950
		Dec-11	Dec-41	COP	120,000	120,000	120,000	Floating	Bullet	Half-yearly
		May-13	May-28	COP	100,000	100,000	100,000	Floating	Bullet	Quarterly
		May-15	May-25	COP	100,000	100,000	100,000	Floating	Bullet	Quarterly
		May-15	May-30	COP	120,000	120,000	120,000	Floating	Bullet	Quarterly
		May-15	May-35	COP	280,000	280,000	280,000	Floating	Bullet	Quarterly
		Feb-16	Feb-24	COP	115,000	—	115,000	Floating	Bullet	Quarterly
		Feb-16	Feb-28	COP	152,000	152,000	152,000	Floating	Bullet	Quarterly
		Feb-16	Feb-41	COP	133,000	133,000	133,000	Floating	Bullet	Quarterly
Bonds,		Apr-17	Apr-24	COP	260,780	—	260,780	Fixed	Bullet	Quarterly
domestic	Interconexión	Apr-17	Apr-32	COP	196,300	196,300	196,300	Floating	Bullet	Quarterly
currency	Eléctrica S.A.	Apr-17	Apr-42	COP	242,920	242,920	242,920	Floating	Bullet	Quarterly
	E.S.P.	Nov-17	Nov-25	COP	150,080	150,080	150,080	Fixed	Bullet	Quarterly
		Nov-17	Nov-31	COP	120,100	120,100	120,100	Floating	Bullet	Quarterly
		Nov-17	Nov-47	COP	229,820	229,820	229,820	Floating	Bullet	Quarterly
		Jul-18	Jul-27	COP	156,500	156,500	156,500	Floating	Bullet	Quarterly
		Jul-18	Jul-33	COP	142,063	142,063	142,063	Floating	Bullet	Quarterly
		Jul-18	Jul-43	COP	201,437	201,437	201,437	Floating	Bullet	Quarterly
		Aug-20	Aug-29	COP	160,000	160,000	160,000	Fixed	Bullet	Quarterly
		Aug-20	Aug-40	UVR (1)	192,073	192,073	182,416	Fixed	Bullet	Annual
		Nov-23	Nov-30	COP	176,000	176,000	176,000	Floating	Bullet	Quarterly
		Nov-23	Nov-37	COP	224,000	224,000	224,000	Floating	Bullet	Quarterly
		Nov-23	Nov-44	COP	100,000	100,000	100,000	Floating	Bullet	Quarterly
		Jun-24	Jun-30	COP	150,000	150,000	224,000	Floating	Bullet	Quarterly
		Jun-24	Jun-39	COP	250,000	250,000	100,000	Floating	Bullet	Quarterly
		Jul-16	Jan-34	UVR	445,700	511,954	486,213	Fixed	Annual	Half-yearly
		Oct-11	Oct-26	COP	100,000	100,000	100,000	Floating	Bullet	Quarterly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
Type of		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
debt	Company	date	date	Currency	Disbursement	Dec 31, 2024	Dec 31, 2023	rate	plan	interest
		Sep-13	Sep-43		850	850	850
		May-14	May-45		2,000	2,000	2,000
		Apr-20	Apr-30		2,000	2,000	2,000
		Nov-21	Nov-31		1,250	1,250	1,250
	Ecopetrol S.A.	Nov-21	Nov-51	USD	750	750	750	Fixed	Bullet	Half-yearly
		Jan-23	Jan-33		2,000	2,000	2,000
		Jul-23	Jan-33		300	300	300
		Jul-23	Jan-29		1,200	1,200	1,200
		Jan-24	Jan-36		1,850	1,850	—
		Oct-24	Feb-32		1,750	1,750	—
	Oleoducto Central S.A.	Jul-20	Jul-27	USD	500	400	500	Fixed	Bullet	Half-yearly
		Jan-11	Jan-26		38	38	38	Fixed	Bullet	Quarterly
		Oct-12	Apr-31		40	40	40	Fixed	Bullet	Half-yearly
Bonds,		Jul-16	Jan-34		151	125	134	Fixed	Annual	Half-yearly
foreign		Mar-17	Feb-24		48	—	87	Floating	Bullet	Annual
currency		May-18	Apr-25		100	143	174	Floating	Bullet	Half-yearly
		Jun-18	Jun-25		224	75	162	Fixed	Annual	Half-yearly
	Interconexión	Jun-18	Dec30		231	383	416	Fixed	Half-yearly	Half-yearly
	Eléctrica S.A.	Jun-18	Dec24		39	—	6	Fixed	Annual	Half-yearly
	E.S.P and	Jun-18	Dec30	USD	193	195	212	Fixed	Half-yearly	Half-yearly
	subsidiaries	Apr-19	Apr-34		600	600	600	Fixed	Half-yearly	Half-yearly
		Dec19	Dec29		66	89	108	Floating	Annual	Half-yearly
		Dec20	Nov-28		129	129	165	Floating	Annual	Half-yearly
		Dec20	May-44		129	144	183	Floating	Half-yearly	Half-yearly
		Feb-21	Jun-50		34	34	37	Fixed	Annual	Half-yearly
		Feb-21	Jul-44		109	156	189	Floating	Half-yearly	Half-yearly
		Jul-21	Jun-56		1,200	1,073	1,073	Fixed	Annual	Half-yearly
		Oct-21	Oct-31		108	128	156	Floating	Bullet	Half-yearly
		Oct-21	Oct-38		45	54	65	Floating	Annual	Half-yearly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
Type of debt	Company	date	date	Currency	Disbursement	Dec 31, 2024	Dec 31, 2023	rate	plan	interest
		Apr-22	Apr-38		500	500	500	Fixed	Half-yearly	Half-yearly
		Apr-22	Apr-29		113	113	145	Floating	Annual	Half-yearly
		Nov-22	Jun-50		74	74	81	Fixed	Annual	Monthly
		Mar-23	Mar-30		89	89	114	Floating	Bullet	Half-yearly
		Sep-23	Jun-50		68	68	163	Fixed	Annual	Monthly
	Interconexión	Oct-23	Oct-33		127	133	232	Floating	Half-yearly	Half-yearly
Bonds, foreign	Eléctrica	Oct-23	Oct-38	USD	180	190	180	Floating	Half-yearly	Half-yearly
currency	S.A. E.S.P	Mar-24	Mar-29		111	111	—	Floating	Bullet	Half-yearly
		Mar-24	Mar-31		83	83	—	Floating	Annual	Half-yearly
		Mar-24	Mar-34		21	21	—	Floating	Annual	Half-yearly
		May-24	May-31		161	161	—	Floating	Annual	Half-yearly
		Jul-24	Jun-50		68	60	—	Fixed	Annual	Monthly
		Oct-24	Oct-36		170	171	—	Floating	Annual	Half-yearly
		Oct-24	Oct-39		122	122	—	Floating	Annual	Half-yearly
		May-10	May-30		36	15	22	Fixed	Monthly	Monthly
		Jan-14	Mar-29		46	14	21	Floating	Monthly	Monthly
		Feb-16	Jul-24		5	—	1	Floating	Quaterly	Quaterly
		Aug-17	Mar-32		44	23	34	Floating	Monthly	Monthly
		Sep-18	Jun-50		12	36	31	Fixed	Monthly	Annual
International	Interconexión	Sep-18	Jun-50		5	14	13	Fixed	Monthly	Annual
commercial	Eléctrica	Mar-19	Sep-25	USD	1	5	—	Floating	Quaterly	Quaterly
loans	S.A. E.S.P	Sep-19	Sep-25		70	35	—	Fixed	Half-yearly	Half-yearly
		May-21	May-25		89	27	50	Fixed	Half-yearly	Annual
		May-21	May-26		59	46	78	Fixed	Half-yearly	Half-yearly
		Mar-22	Dec41		37	67	69	Floating	Monthly	Monthly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
		Issue	Maturity			balance	balance	Interest	Amortization	Payment of
Type of debt	Company	date	date	Currency	Disbursement	Dec 31, 2024	Dec 31, 2023	rate	plan	interest
		Apr-22	Nov-26		66	58	62	Fixed	Bullet	Bullet
		Sep-22	Sep-32		20	76	76	Fixed	Half-yearly	Half-yearly
		Oct-22	Jun-27		5	2	4	Floating	Quaterly	Quaterly
		Dec22	Nov-30		40	40	30	Floating	Half-yearly	Half-yearly
International	Interconexión	Feb-23	Nov-30		30	30	30	Floating	Half-yearly	Half-yearly
commercial	Eléctrica S.A.	Mar-23	Nov-30	USD	36	36	36	Floating	Half-yearly	Half-yearly
loans	E.S.P.	Sep-23	Mar-25		39	22	43	Floating	Monthly	Half-yearly
		Sep-23	Mar-25		22	—	23	Floating	Monthly	Half-yearly
		Sep-23	Mar-25		16	6	18	Floating	Monthly	Half-yearly
		Dec23	Dec24		38	—	38	Fixed	Bullet	Bullet
		Apr-24	Apr-25		30	30	—	Fixed	Bullet	Bullet
		Jun-24	Nov-30		7	9	—	Floating	Quaterly	Quaterly
		Dec17	Dec25		359	114	132	Floating	Half-yearly	Half-yearly
		Jul-24	Apr-29		1,200	1,200	1,200	Floating	Half-yearly	Bullet
International		Jul-24	Jul-25		160	160	160	Floating	Bullet	Quaterly
commercial	Ecopetrol S.A.	Dec22	Dec27	USD	575	700	700	Floating	Half-yearly	Half-yearly
loans		Dec22	Dec27		247	300	300	Floating	Half-yearly	Half-yearly
		May-23	May-28		400	400	400	Floating	Bullet	Quaterly
		Oct-24	Oct-29		250	250	—	Floating	Bullet	Half-yearly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

						Outstanding	Outstanding
						balance	balance
		Issue	Maturity			Dec 31,	Dec 31,	Interest	Amortization	Payment of
Type of debt	Company	date	date	Currency	Disbursement	2024	2023	rate	plan	interest
		Dec16	Jan-28	COP	250,000	168,500	189,000	Floating	Half-yearly	Annual
		Dec16	Jan-34	COP	150,000	141,000	144,000	Floating	Half-yearly	Annual
		Dec16	Jan-34	COP	150,000	141,000	144,000	Floating	Half-yearly	Annual
		Dec16	Jan-34	UVR	511,954	211,357	200,730	Fixed	Half-yearly	Annual
		May-18	Nov-28	COP	59,467	33,981	42,476	Floating	Half-yearly	Half-yearly
		Jul-18	Jan-24	COP	217,500	—	3,595	Floating	Half-yearly	Half-yearly
		Nov-18	Nov-28	COP	23,000	—	16,429	Floating	Half-yearly	Half-yearly
		May-19	May-29	COP	9,000	5,786	7,071	Floating	Half-yearly	Half-yearly
		Apr-20	Apr-30	COP	10,000	7,857	9,286	Floating	Quaterly	Quaterly
		Sep-20	Sep-30	COP	3,800	3,121	3,664	Floating	Quaterly	Quaterly
		Nov-20	Sep-30	COP	8,000	6,571	7,714	Floating	Quaterly	Quaterly
		Dec20	Sep-30	COP	8,200	6,736	7,907	Floating	Quaterly	Quaterly
Domestic	Interconexión	Jun-21	Mar-31	COP	7,000	6,500	7,000	Floating	Quaterly	Quaterly
commercial	Eléctrica	Oct-21	Oct-28	COP	70,500	70,500	70,500	Floating	Quaterly	Quaterly
loans	S.A. E.S.P	Oct-21	Jun-31	COP	7,000	6,500	7,000	Floating	Quaterly	Quaterly
		Oct-21	Oct-31	COP	158,050	158,050	158,050	Floating	Quaterly	Quaterly
		Nov-21	Jun-31	COP	16,000	14,857	16,000	Floating	Quaterly	Quaterly
		Nov-21	Jun-31	COP	20,000	18,571	20,000	Floating	Quaterly	Quaterly
		Jun-22	Jun-27	COP	12,900	10,750	12,900	Floating	Quaterly	Quaterly
		Jul-22	Jul-27	COP	194,000	194,000	194,000	Floating	Quaterly	Bullet
		Aug-22	Aug-27	COP	51,085	51,085	51,085	Floating	Half-yearly	Half-yearly
		Apr-23	Apr-30	COP	450,000	450,000	450,000	Floating	Half-yearly	Half-yearly
		Oct-23	Apr-30	COP	150,000	150,000	150,000	Floating	Half-yearly	Half-yearly
		Nov-23	Oct-24	COP	208,670	—	208,670	Floating	Quaterly	Quaterly
		Dec23	Dec34	COP	250,000	—	250,000	Floating	Half-yearly	Half-yearly
		Dec23	Dec35	COP	250,000	250,000	250,000	Floating	Half-yearly	Half-yearly
		Jun-24	Dec34	COP	250,000	250,000	—	Floating	Half-yearly	Half-yearly
		Oct-24	Oct-34	COP	208,670	208,670	—	Floating	Quaterly	Quaterly
		Nov-24	Nov-34	COP	80,000	80,000	—	Floating	Quaterly	Quaterly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Exhibit 3. Quantitative information of concession services contracts

				Tender at	Maintenance
				the end of	obligation for	Concession		Revenue
				the	service condition	Asset		From Concession
Business line	Concession	Country	Maturity date	contract	Y/N	2024	2023	2024	2023
Intangible asset
	Consorcio Transmantaro	Peru	Sep-53	Y	Y	7,333,984	6,374,904	1,252,084	1,265,674
Energy transmission	ISA REP	Peru	Sep-32	Y	Y	1,448,924	1,317,431	811,312	779,025
	ISA Perú	Peru	Apr-33	Y	Y	739,721	652,309	131,870	142,174
Total Peru						9,522,629	8,344,644	2,195,266	2,186,873
	ISA Bolivia	Bolivia	Jan-39	Y	Y	48,429	42,488	30,981	32,148
Energy transmission	Inteia S.A.S.	Colombia	Dec-25	Y	Y	665	1,337	33,777	24,356
Total concessions, asset intangible						9,571,723	8,388,469	2,260,024	2,243,377
Contractual Asset
	ISA Energía Brasil	Brazil	Sep-52	Y	Y	16,785,220	15,156,403	3,840,524	3,332,886
	Interligação Elétrica Aguapeí	Brazil	Aug-47	Y	Y	551,546	539,430	70,757	68,574
	Interligação Elétrica Itaquerê	Brazil	Aug-47	Y	Y	471,989	507,600	54,788	59,958
	Interligação Elétrica Itaúnes	Brazil	Feb-47	Y	Y	451,017	463,822	70,667	62,868
	Interligação Elétrica Biguaçu	Brazil	Sep-48	Y	Y	382,111	412,584	40,240	44,380
	Interligação Elétrica Norte e Nordeste	Brazil	Mar-38	Y	Y	385,827	420,774	51,461	54,346
	Interligação Elétrica Jaguar 9	Brazil	Oct-38	Y	Y	414,858	396,444	84,657	76,527
	Interligação Elétrica Serra Do Japi	Brazil	Nov-39	Y	Y	346,684	367,545	49,773	45,519
Energy transmission	Interligação Elétrica de Minas Gerais	Brazil	Mar-50	Y	Y	435,705	440,643	68,798	126,863
	Interligação Elétrica Tibagi	Brazil	Aug-47	Y	Y	230,114	218,670	50,635	26,472
	Interligação Elétrica Jaguar 6	Brazil	Aug-47	Y	Y	166,781	184,741	20,804	11,142
	Evrecy Participações	Brazil	Mar-50	Y	Y	441,438	325,208	194,823	116,542
	Interligação Elétrica Sul	Brazil	Oct-38	Y	Y	178,033	186,642	25,249	29,116
	Interligação Elétrica Itapura	Brazil	Sep-48	Y	Y	154,087	150,682	30,845	25,295
	Interligação Elétrica Jaguar 8	Brazil	Aug-47	Y	Y	110,630	108,798	20,489	32,448
	Interligação Elétrica Riacho Grande	Brazil	Mar-51	Y	Y	416,559	158,384	279,824	78,246
	Interligação Elétrica Pinheiros	Brazil	Oct-38	Y	Y	46,435	50,090	6,176	4,290
Total concession, Contractual asset						21,969,034	20,088,460	4,960,510	4,195,472

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

				Tender at	Maintenance
				the end of	obligation for	Concession		Revenue
				the	service condition	Asset		From Concession
Business line	Concession	Country	Maturity date	contract	Y/N	2024	2023	2024	2023
Financial Asset
	ISA Energía Brasil	Brazil	Dec-42	Y	Y	143,786	81,660	940,992	1,045,884
	Interligação Elétrica Aguapeí	Brazil	Aug-47	Y	Y	5,482	7,225	12,099	14,563
	Interligação Elétrica Biguaçu	Brazil	Sep-48	Y	Y	3,547	2,881	10,629	12,447
	Interligação Elétrica Serra Do Japi	Brazil	Nov-39	Y	Y	3,310	2,947	6,943	8,049
	Interligação Elétrica Itaquerê	Brazil	Aug-47	Y	Y	3,918	2,999	3,213	7,568
	Interligação Elétrica Jaguar 9	Brazil	Oct-38	Y	Y	8,496	12,051	12,549	16,016
	Interligação Elétrica Pinheiros	Brazil	Oct-38	Y	Y	254	728	713	10,877
	Interligação Elétrica Jaguar 6	Brazil	Aug-47	Y	Y	2,574	1,263	3,189	2,165
Energy Transmission	Evrecy Participações	Brazil	Mar-50	Y	Y	3,695	1,280	5,580	7,144
	Interligação Elétrica Sul	Brazil	Oct-38	Y	Y	1,699	1,795	2,661	3,389
	Interligação Elétrica Itapura	Brazil	Sep-48	Y	Y	1,504	1,735	6,197	7,398
	Interligação Elétrica de Minas Gerais	Brazil	Mar-50	Y	Y	3,531	3,963	6,002	6,589
	Interligação Elétrica Norte e Nordeste	Brazil	Mar-38	Y	Y	6,596	3,655	3,093	1,627
	Interligação Elétrica Jaguar 8	Brazil	Aug-47	Y	Y	1,103	896	1,769	658
	Interligação Elétrica Itaúnas S. A.	Brazil	Sep-48	Y	Y	2,266	5,055	4,784	6,647
	Interligação Elétrica Tibagi	Brazil	Aug-47	Y	Y	822	(1,347)	6,434	4,104
Total Brazil						192,583	128,786	1,026,847	1,155,125
	Ruta del Maipo	Chile	Apr-35	Y	Y	6,412,889	6,281,734	877,003	901,306
	Ruta del Loa	Chile	Apr-49	Y	Y	1,537,355	1,160,000	323,645	528,219
Roads	Ruta de la Araucanía	Chile	Oct-26	Y	Y	224,489	344,439	191,956	269,324
	Ruta de los Ríos	Chile	Mar-26	Y	Y	79,482	62,050	208,587	252,171
	Ruta del Bosque	Chile	Feb-23	Y	Y	—	—	—	19,561
	Ruta orbital	Chile	Jun-70	Y	Y	23,523	—	22,862	—
Total Chile						8,277,738	7,848,223	1,624,053	1,970,581
Roads	Ruta Costera	Colombia	Feb-42	Y	Y	2,168,476	1,965,912	262,890	27,327
Total Colombia						2,168,476	1,965,912	262,890	27,327
Roads	Ruta del Este	Panama	Nov-42	Y	Y	53,605	—	49,512	—
Total Panama						53,605	—	49,512	—
Total concessions, financial assets						10,692,402	9,942,921	2,963,302	3,153,033
Total concessions						42,233,159	38,419,850	10,183,836	9,591,882

9.	Signature Page

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ecopetrol S.A.

	By:	/s/ Ricardo Roa Barragán
	Name:	Ricardo Roa Barragán
	Title:	Chief Executive Officer

	By:	/s/ Alfonso Camilo Barco Muñoz
	Name:	Alfonso Camilo Barco Muñoz
	Title:	Chief Financial Officer

Dated: April 23, 2025

10.Exhibits

Exhibit No.	Description
1.1

Amended and Restated Bylaws of Ecopetrol S.A., dated March 26, 2021 (incorporated by reference to Exhibit 1.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 18, 2024 (File No. 001-34175) (English Translation).

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

4.12

Prospectus Supplement relating to Ecopetrol S.A.’s 7.375% Notes due 2043 filed with the U.S. Securities and Exchange Commission on September 13, 2013 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on September 13, 2013 (File No. 333 - 190198)).

4.13

Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Notes due 2045 filed with the U.S. Securities and Exchange Commission on May 21, 2014 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on May 21, 2014 (File No. 333-190198)).

4.14

Prospectus Supplement relating to Ecopetrol S.A.’s 6.875% Notes due 2030 filed with the U.S. Securities and Exchange Commission on April 27, 2020 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on April 27, 2020 (File No. 333-225381)).

4.15

Prospectus Supplement relating to Ecopetrol S.A.’s 4.625% Notes due 2031 filed with the U.S. Securities and Exchange Commission on October 28, 2021 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on October 28, 2021 (File No. 333-256623)).

4.16

Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Bonds due 2051 filed with the U.S. Securities and Exchange Commission on October 28, 2021 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on October 28, 2021 (File No. 333-256623)).

4.17

Prospectus Supplement relating to Ecopetrol S.A.’s 8.875% Bonds due 2033 filed with the U.S. Securities and Exchange Commission on January 12, 2023 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on January 12, 2023 (File No. 333-256623)).

4.18

Prospectus Supplement relating to Ecopetrol S.A.’s 8.375% Bonds due 2036 filed with the U.S. Securities and Exchange Commission on January 9, 2024 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on January 11, 2024 (File No. 333-256623)).

4.19

Prospectus Supplement relating to Ecopetrol S.A.’s 7.750% Bonds due 2032 filed with the U.S. Securities and Exchange Commission on October 18, 2024 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on October 18, 2024 (File No. 333-278823)).

4.20

Inter-Administrative Share Purchase Agreement dated August 11, 2021 between Ecopetrol S.A. and the Ministerio de Hacienda y Crédito Público (incorporated by reference to Exhibit 4.20 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 25, 2022 (File No. 001-34175) (English translation).

4.21

Loan Agreement among Ecopetrol S.A., as borrower, the lenders party thereto, Mizuho Bank, Ltd., as administrative agent, and BBVA Securities Inc., Banco Santander, S.A., JPMorgan Chase Bank, N.A., Mizuho Bank, Ltd., Sumitomo Mitsui Banking Corporation and The Bank of Nova Scotia, as joint lead arrangers and joint bookrunners, dated as of August 17, 2021 (incorporated by reference to Exhibit 4.21 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 25, 2022 (File No. 001-34175).

4.22

Loan Agreement among Ecopetrol, S.A., as borrower, UMB Bank, National Association, as Administrative Agent, Sumitomo Mitsui Banking Corporation and The Bank Of Nova Scotia, as Joint Lead Arrangers, and The Bank Of Nova Scotia, as Sole Bookrunner dated as of December 19, 2022 (incorporated by reference to Exhibit 4.22 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 18, 2024 (File No. 001-34175).

4.23

Loan agreement among the Ecopetrol, S.A., as borrower, MUFG Bank, LTD, as administrative agent, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank, LTCD, as bookrunners and lead arrangers, dated as of May 15, 2023 (incorporated by reference to Exhibit 4.23 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 18, 2024 (File No. 001-34175).

4.24

Loan agreement, executed among the Ecopetrol, S.A., as borrower, Deutsche Bank AG, Banco Inbursa, S.A., Institución de Banca Múltiple, Grupo Financiero Inbursa, Banco Latinoamericano de Comercio Exterior S.A., and ICBC Standard Bank PLC, as lenders, Deutsche Bank Trust Company Americas, as administrative agent, Deutsche Bank AG, as Global Coordinator and Joint Lead Arranger, and Banco Latinoamericano de Comercio Exterior, as joint lead arranger, dated as of September 7, 2023 (incorporated by reference to Exhibit 4.24 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 18, 2024 (File No. 001-34175).

4.25	Amendment No. 3 to the transport agreement dated November 22, 2023, executed among Oleoducto Central S.A., and Ecopetrol, S.A. (English Translation).

Exhibit No.	Description
4.26	Amendment No. 3 to the transport agreement dated November 22, 2023, executed among Oleoducto Central S.A., and Ecopetrol, S.A. (English Translation).
4.27	Amendment No. 19 to the crude oil services framework agreement dated May 28, 2024, executed among Ecopetrol, S.A., and Cenit Transporte y Logística de Hidrocarburos S.A.S. (English Translation).
4.28	Amendment No. 22 to the products service framework agreement dated April 9, 2024, executed among Cenit Transporte y Logística de Hidrocarburos S.A.S., and Ecopetrol S.A. (English Translation).
4.29	Amendment No. 24 to the bicentenario transport agreement dated May 30, 2024, executed among Cenit Transporte y Logística de Hidrocarburos S.A.S., and Ecopetrol S.A. (English Translation).
4.30	Amendment No. 25 to the bicentenario transport agreement dated June 21, 2024, executed among Cenit Transporte y Logística de Hidrocarburos S.A.S., and Ecopetrol S.A. (English Translation).
4.31

Loan agreement, executed among Ecopetrol, S.A., as borrower, Banco Bilbao Vizcaya Argentina, S.A. New York Branch, as administrative agent, and The Bank of Nova Scotia, BBVA Securities Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Itau Chile New York Branch, and Standard Chartered Bank (Hong Kong) Limited, as joint lead arrangers and joint bookrunners, dated as of April 12, 2024.

4.32	Loan agreement, executed among Ecopetrol, S.A., as borrower, Sumitomo Mitsui Banking Corporation, as lender, dated as of September 30, 2024.
4.33	First amendment dated October 4, 2024, to the loan agreement executed among Ecopetrol, S.A., as borrower, Sumitomo Mitsui Banking Corporation, as lender, dated as of September 30, 2024.
4.34	Purchase and sale agreement dated May 1, 2021, executed among Enterprise Products Operating LLC, and Esenttia S.A.
4.35	First amendment to the purchase and and sale agreement dated May 1, 2021, executed among Enterprise Products Operating LLC, and Esenttia S.A.
4.36	Second amendment dated December 19, 2022, to the purchase and and sale agreement dated May 1, 2021, executed among Enterprise Products Operating LLC, and Esenttia S.A.
4.37	Second amendment dated January 1, 2024, to the purchase and and sale agreement dated May 1, 2021, executed among Enterprise Products Operating LLC, and Esenttia S.A.
4.38

Prospectus Supplement relating to Ecopetrol S.A.’s 8.625% Notes due 2029 and 8.875% Bonds due 2033 filed with the U.S. Securities and Exchange Commission on January 12, 2023 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on June 30, 2024 (File No. 333-256623)).

7.1	Company Clawback Policy (incorporated by reference to Exhibit 7.1 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 18, 2024 (File No. 001-34175)
7.2	Insider Trading Policy
8.1	List of subsidiaries of Ecopetrol S.A.
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Officer Certification.
23.1	Consent of Ernst & Young Audit S.A.S.
23.2	Consent of Ryder Scott Company, L.P.
23.3	Consent of DeGolyer and MacNaughton
23.4	Consent of Gaffney, Cline & Associates
99.1	Third-Party Reserve Report of Ryder Scott Company, L.P.
99.2	Third-Party Reserve Report of DeGolyer and MacNaughton
99.3	Third-Party Reserve Report of Gaffney, Cline & Associates
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

11.     Cross-reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
	A. Directors and Senior Management	N/A
	B. Advisers	N/A
	C. Auditors	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
	A. Offer Statistics	N/A
	B. Method and Expected Timetable	N/A
Item 3.	Key Information	N/A
	A. Reserved	N/A
	B. Capitalization and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	5.2
Item 4.	Information on the Company	Note 1 to the consolidated financial statements - 3.4 Our Business
	A.History and Development of the Company	2.1; 3.1; Note 1 to the consolidated financial statements
	B. Business Overview	2; 3.4 – 3.14; 4.6, Note 1 and Supplemental information on Oil and Gas producing activities (unaudited by EY) to the consolidated financial statements
	C. Organizational Structure	3.2
	D. Property, Plants and Equipment	3.4 – 3.8; 4.7.2; 4.11; Notes 13, 14, 15 and 16 to the consolidated financial statements
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	3.4 – 3.8; 4; 6.2
	B. Liquidity and Capital Resources	2.1; 4.7; Consolidated statements of cash flow and Notes 6, 9, 19, and 28 to the consolidated financial statements
	C. Research and development, Patents and Licenses, etc.	3.9; Note 16 to the consolidated financial statements
	D. Trend Information	4.12
	E. Critical Accounting Estimates	4.5; Note 3 to the consolidated financial statements
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	7.3; 7.5
	B. Compensation	7.6; Notes 4, 21 and 30 to the consolidated financial statements
	C. Board Practices	7.3
	D. Employees	3.14
	E. Share Ownership	7.7
	F. Disclosure of a registrant’s action to recover erroneously awarded compensationF	N/A
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	6.9; 7.7
	B. Related Party Transactions	3.12; Note 30 to the consolidated financial statements
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	4; 6.2; 6.3; 8
	B. Significant Changes	4; 7.8; Note 33 and 34 to the consolidated financial statements
Item 9.	The Offer and Listing
	A. Offer and Listing Details	6.4, 6.5
	B. Plan of Distribution	N/A
	C. Markets	6.3
	D. Selling Shareholders	N/A

	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	7.1
	C. Material Contracts	3,12; 4.9; Exhibits 4.1 – 4.9, 4.20 and 4.28
	D. Exchange Controls	5.3.4; 6.7
	E. Taxation	4.3.1; 6.6; Note 10 to the consolidated financial statements
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	1.1
	I. Subsidiary Information	N/A
	J. Annual Report to Security Holders	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	4.1; 5.2.1; 5.2.4; 5.3.4; Note 29 to the consolidated financial statements
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	6.4; Exhibits 4.12–4.28
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	5.2.4; 6.5; Exhibit 2.1 – 2.2
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	7.8
Item 16.	Reserved
Item 16A.	Audit Committee Financial Expert	7.3.2
Item 16B.	Code of Ethics	7.2; 7.4
Item 16C.	Principal Accountant Fees and Services	7.8
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	N/A
Item 16F.	Changes in Registrant’s Certifying Accountant	7.8
Item 16G.	Corporate Governance	7
Item 16H.	Mine Safety Disclosure	N/A
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
Item 17.	Financial Statements	8
Item 18.	Financial Statements	8
Item 19.	Exhibits	10