Form 20-F
period 2025-12-31
ECOPETROL S.A.
filed 2026-04-30
CIK 1444406

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Maria Fernanda Moreno Rodriguez

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Our consolidated financial statements for the years ended December 31, 2023, 2024, and 2025 were prepared in accordance with IFRS accounting standards as issued by IASB. References in this annual report to IFRS mean IFRS as issued by the IASB.

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

In this annual report, references to “USD” or “U.S. dollars” are to United States dollars and references to “COP” “Colombian Peso” or “Colombian Pesos” are to Colombian Pesos, the Ecopetrol Group’s functional and presentation currency under which we prepare our consolidated financial statements. This annual report translates certain Colombian Peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise indicated, such Colombian Peso amounts have been translated at the rate of COP 4,052.89 per USD 1.00, which corresponds to the average Tasa Representativa del Mercado (TRM), or Representative Market Exchange Rate, for 2025. Such conversion should not be construed as a representation that the Colombian Peso amounts correspond to, or have been or could be converted into, U.S. dollars at that rate or any other rate. On March 31, 2026, the Representative Market Exchange Rate was COP 3,669.96 per USD 1.00. Certain figures shown in this annual report have been subject to rounding adjustments, and, accordingly, certain totals may therefore not precisely equal the sum of the numbers presented. In this annual report, a billion is equal to one with nine zeros.

In this annual report, we use unit measures like: “bpd” (barrels per day), “boepd” (barrels of oil equivalent per day), “mbd” (thousand barrels day), “mboed” (thousand barrels of oil equivalent day), “mboe” (thousand barrels of oil equivalent), “mmboe” (million barrels of oil equivalent), “mmbd” (million barrels per day), “mmb” (million barrels), “mmcfpd” (million cubic feet per day), “GBTud” (giga British thermal units per day) and “MMscfd” (million standard cubic feet per day).

1.2	Forward-looking Statements

This annual report on Form 20-F contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not based on historical facts and reflect our expectations for future events and results. Most facts are uncertain because of their nature. Words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”, “plan”, “potential”, “predict”, “prognosticate”, “project”, “target”, “achieve” and “intend”, among other similar expressions, are understood as forward-looking statements. We have made forward-looking statements that address, among other things:

●	changes in international crude oil and natural gas prices;
●	our exploration and production activities, including drilling; and import and export activities;
●	our liquidity, cash flow, and sources of funding;
●	the results of our energy transmission and toll roads concessions activities through our subsidiary, Interconexión Eléctrica S.A. (“ISA”);
●	our projected and targeted capital expenditures and other cost commitments and revenues; and
●	dates by which certain areas will be developed or will come on-stream.

Our forward-looking statements and sensitivity analysis are not guarantees of future performance and are subject to assumptions that may prove incorrect and to risks and uncertainties that are difficult to predict. Actual results could differ materially from those expressed or forecasted in any forward-looking statements as a result of a variety of factors. These factors may include, but are not limited to, the following:

●	future growth and development of the energy industry and its transition into lower carbon sources of energy;
●	general economic and business conditions, including increased and prolonged inflation in Colombia and worldwide, volatility in crude oil and other commodity prices, refining margins and prevailing exchange rates;
●	competition;
●	our ability to obtain financing;
●	our ability to find, acquire or gain access to additional reserves and our ability to develop existing reserves;
●	uncertainties inherent in making estimates of our reserves;
●	the modification, adjustment or reduction of the tariffs, rates or fees charged by the electricity transmission and transport businesses in the countries where they operate;
●	significant political, economic and social developments in Colombia, our neighboring countries or other countries where we do business;
●	the impact of tariffs, trade barriers and other restrictions imposed on global trade;
●	natural disasters, pandemics and other public health events;
●	the continuing Russian invasion of Ukraine and the eruption, escalation or continuation of conflicts in the Middle East;
●	other military operations, terrorist acts, wars or embargoes;
●	regulatory developments, including regulations related to climate change and cybersecurity;

●	receipt and maintenance of government approvals and licenses;
●	technical difficulties; and
●	other factors discussed in section Risk Review—Risk Factors of this document as “Risk Factors.”

All forward-looking statements attributed to us are qualified in their entirety by this cautionary statement. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. Accordingly, readers should not place undue reliance on forward-looking statements.

1.3	Selected Operating Data

The following table sets forth, for the periods and at the dates indicated, certain key operating data.

Table 1 – Selected Operating Data

Operating Information	2025	2024	2023	2022	2021
Oil and gas production (mboed)	745.3	745.8	736.6	709.5	679.0
Proved oil and gas reserves (mmboe)(1)	1,944	1,893	1,883	2,011	2,002
Exploratory wells(2)(3)	16	16	26	29	16
Refinery throughput (bpd)(4)	420,460	416,879	422,623	360,451	355,895
1P Reserves replacement ratio	121%	104%	48%	104%	200%
Transmission Lines (km)	50,564	49,677	49,426	48,766	48,330
(1)	Include natural gas royalties and exclude crude oil royalties. As of 2025, it includes crude oil royalties paid in cash for five contracts in Colombia.
(2)	Gross exploratory wells.
(3)

The table does not include stratigraphic wells, although they are considered exploratory. These wells do not come into production and are subsequently plugged and abandoned after the relevant study is completed. The table also includes wells drilled by partners at sole risk.

(4)	Includes the Barrancabermeja, Cartagena, Apiay and Orito refineries.

2.	Strategy and Market Overview

Our consolidated financial results for 2025 reflect the cumulative impact of a crude oil price that fell short of our initial expectations. In our investment plan for 2025, we forecasted a Brent Crude oil price of USD 73.00 per barrel for the year, while the actual average price stood at USD 68.19 per barrel. Moreover, the price showed a decrease of USD 11.65 per barrel compared to 2024. This lower-than-anticipated price environment was driven by two main factors: (i) a volatile global crude market shaped by steady supply growth, particularly from OPEC and its allies (OPEC+), and (ii) a notable slowdown in the growth of oil demand across key emerging economies, especially China and India, compounded by persistent trade and geopolitical uncertainty. As a result, price movements during the year were often amplified by changes in risk perception and financial positioning.

On the demand front, global oil consumption grew by 0.8 mmbd in 2025, below the trend rate of 1.3 mmbd growth expected at the beginning of the year and well under the pre-pandemic trend of 1.2 mmbd observed during 2015-2019. This underperformance was primarily driven by weaker demand growth in China and India, which each expanded by only 0.1 mmbd in 2025. While China’s growth was unchanged relative to 2024 (0.1 mmbd), India’s demand growth fell from 0.2 mmbd in 2024. In both cases, outcomes fell short of initial market expectations of 0.3 mmbd for China and 0.2 mmbd for India. Given that China alone has accounted for nearly half of global oil demand growth over the past two decades, this deceleration weighed materially on the global demand balance.

By contrast, the United States stood out with resilient oil demand growth of 0.1 mmbd. Although this represented a decline from the 0.2 mmbd increase recorded in 2024, it exceeded early-year expectations of flat demand growth, supported by a stronger-than-anticipated macroeconomic backdrop. Overall, however, strength in U.S. demand and parts of the Asia-Pacific region was insufficient to offset the broader slowdown across large emerging markets, leaving global consumption growth markedly below expectations.

On the supply side, OPEC+, including Russia, increased crude supply by 1.3 mmbd during 2025. This outcome contrasted sharply with market expectations at the beginning of the year, which projected a 0.1 mmbd reduction. The unexpected upside supply was largely the result of the group’s decision to begin unwinding previously implemented production cuts, leading to a net oil market surplus over the course of the year. In particular, the market was shaped by the gradual reincorporation of 2.5 mmbd as OPEC+ dismantled the two tranches of output cuts starting in April 2025. This process brought back volumes that had been restricted since 2023, materially altering the supply–demand balance. The pace and scale of this normalization exceeded earlier guidance and contributed decisively to lose fundamentals. The graph below sets forth the oil demand and supply balance compared against the evolution of the Brent price as of the periods indicated.

Graph 1 – Supply/Demand Balance vs ICE Brent Price Evolution

Source: S&P Global Commodity Insights, Bloomberg

At the end of 2025, with the U.S. economy stabilizing, inflation moderating in developed markets, and major economies initiating interest rate cuts, signs of demand recovery emerged. Additionally, China’s economy rebounded, boosting market sentiment. These developments prompted the International Monetary Fund (IMF) to place global economic growth of 3.3% for 2025, with advanced economies growing at 1.7% and emerging market and developing economies at 4.4%.

Although international oil prices and global demand and supply dynamics are significant factors affecting our business and financial condition, Colombia’s local economic factors have also influenced, and will continue to affect our performance, given that we conduct most of our business in this country.

The Colombian economy, as measured by real GDP, grew at a rate of 2.6% in 2025, which is aligned to the average GDP growth in the region (2.4% according to IMF estimates), and compared to a 1.5% growth rate in 2024. In 2025, GDP growth was mainly driven by (i) private consumption and government spending, with an increase in annual terms of 3.6% and 7.1%, respectively; and (ii) government spending, with an increase in annual terms of 5.2% in 2025. In contrast, the external sector contributed negatively to GDP growth, with imports increasing by 8.6% and exports growing by 1.4%, resulting in an increase in the current account deficit.

2.1	Our Corporate Strategy
2.1.1	2040 Strategy: Energy That Transforms

On February 8, 2022, the Ecopetrol Group published its long-term strategy (the “2040 Strategy”), also referred to as “Energy That Transforms.” The 2040 Strategy aims to address comprehensively current environmental, social, and governance priorities, while maintaining our focus on generating sustainable value for all our stakeholders. The objective of this long-term strategy is to consolidate an agile and dynamic organization that promptly adapts to the changes faced by the energy industry.

“Energy That Transforms” is designed to position the Ecopetrol Group as an integrated energy group, leader in Latin America in energy diversification, which participates in all segments of the hydrocarbon chain (exploration and production, refining and petrochemicals and transport and logistics) as well as energy infrastructure. Our focus is to diversify into low-emission businesses that allow us to continue reducing our carbon footprint and achieve (i) a 55% reduction in methane emissions by 2030, (ii) a 25% reduction of our CO2e emissions compared to the 2019 baseline for scopes 1 and 2 by 2030, (iii) a net-zero carbon emissions (scopes 1 and 2), and (iv) a 50% reduction in total emissions (scopes 1, 2 and 3) by 2050. This strategy comprises four strategic pillars: (i) Grow with the Energy Transition, (ii) Generate Value through Technology, Environmental, Social and Governance (“TESG”), (iii) Cutting-edge Knowledge, and (iv) Competitive Returns. The corporate strategy is based on a long-term oil price of USD 55/Bl.

In addition, on September 11, 2023, Ecopetrol announced certain adjustments to its 2040 Strategy initially presented in February 2022. Such adjustments were approved by the Board of Directors of the Company and pertain to the following aspects of the strategy: (1) the new strategic focus of the Caribbean offshore lever is to maximize gas potential in the Colombian Caribbean; (2) unconventional hydrocarbon exploration activities should not be pursued in Colombia; and (3) the previously defined strategic objective of “energy efficiency” has been replaced by optimization of the internal consumption of energy by 25 petajoules (“PJ”) for the period 2018-2030. Regarding the energy consumption optimization target of 25 PJ by 2030, by the end of 2025 a cumulative reduction of 24.8 PJ had been achieved equivalent to 99% of the 25 PJ target established for 2030.

The replacement of the strategic objective of “energy efficiency” has impacted the “Generate Value through TESG” and “Grow with the Energy Transition” pillars of the Company. All other elements of the 2040 Strategy announced to the market in February 2022 remain unchanged. The long-term strategy reaffirms our commitment to a fair and equitable energy transition, emphasizing portfolio diversification while preserving the integrity and value of our traditional business. Additionally, our focus remains on strict capital discipline to ensure profitable and sustainable growth in our business lines and value creation for all our stakeholders.

2.1.1.1	Grow with the Energy Transition

The first pillar seeks to maximize the life and value of the hydrocarbon portfolio, while advancing towards decarbonization and a more diversified strategy of low-emission businesses. This pillar aims to maintain Ecopetrol Group’s competitiveness in the integrated hydrocarbon value chain and increase gas supply, offshore exploration, and enhanced recovery, thereby strengthening our traditional businesses with the latest technology and innovations to have more sustainable processes and maximize the value of reserves and future barrels.

On average, we expect to invest between COP 20 and COP 30 trillion annually by 2040. In production, investment is expected to be focused on enhanced recovery technologies, Caribbean offshore gas developments, and protecting the base production curve by improving the natural decline of production fields. In line with international best practices, the valuation for these projects includes greenhouse gas emissions cost under the CO2 shadow price methodology, with a price curve starting at 40 USD/tCO2e today and reaching 50 USD/tCO2e by 2030.

In the exploration and production segment, we expect to maintain our production between 700 and 750 thousand barrels of oil equivalent per day (“mboed”) through 2040. In 2025, crude oil production reached 745 mboed, representing the highest national level of crude production in the last five years. Additionally, a reserves replacement ratio of 121% was achieved, the greatest level of reserves in addition to the past four years.

For gas, production is expected to increase alongside new commercialization opportunities, with long-term business growth anticipated across the gas value chain, including transportation and regasification. In December 2025, Ecopetrol and Petrobras successfully concluded the commercialization process for gas from the Sirius field, selling 100% of the available gas volume sold, equivalent to up to 249 million cubic feet per day, regardless of each partner’s equity participation in the project. The gas was commercialized through the execution of 66 binding contracts, subject to conditions, with 17 counterparties. The commercialization of Sirius gas is a key milestone toward advancing the project toward its estimated operational start date in 2030.

In the transport and logistic segment, the long-term objectives include capturing over 90% of the Colombian hydrocarbons transportation market, while enabling the Ecopetrol Group’s hydrocarbons infrastructure to secure demand and diversify into alternative businesses, thereby sustaining its value proposition.

The refining and petrochemicals segment seeks to: (i) increase the margin of existing refineries’ assets; (ii) maximize the polypropylene margin, and (iii) assess options for diversifying into petrochemicals and green fuels. In 2025, the refining and petrochemicals segment recorded one of the highest annual throughput levels in its history, benefiting from a favorable price environment. The gross refining margin increased by USD 3.2/bbl due to feedstock optimization and higher output of high-value fuels.

Additionally, the value of the various products is expected to be strengthened through commercial strategies which seek to diversify heavy crude destinations, leverage the advantage in quality and reliability of supply and integrate customer-based logistics and recipes.

The diversification towards low-emission businesses contemplates adding new businesses in low-emission electrons and molecules. Currently, through ISA, leader in the energy transmission and toll roads concessions business in terms of regional market share, the Ecopetrol Group responds competitively to the challenges of decarbonization and diversification, meeting new demands in the context of the energy transition, diversifying the portfolio and participating into new segments of the energy sector.

In the energy transmission and toll roads concessions segment, the aim is to continue the growth trajectory in both new and existing geographies, leveraging ISA’s strategic leadership position in the power transmission business in Latin America.

On March 13, 2025, ISA launched its 2040 Strategy, “Energy that brings life to the transition,” aiming to position itself as a leading energy transmission company on the continent through investments in new electric energy businesses. In this new strategic cycle, the focus is on preserving the relevance of the transmission business while capturing opportunities arising from the energy transition that complement the core business. ISA maintains a strong competitive position as one of the leading electricity transmission operators in Colombia, Peru, Chile, Brazil, and Bolivia, with market shares of 64%, 74%, 13%, 11%, and 4%, respectively. This solid regional footprint supports the business line’s strategic relevance and reinforces its role in the Group’s diversification within the electrons business.

ISA achieved significant milestones across the region, strengthening its growth and diversification strategy. In Peru, ISA was awarded the country’s two largest electricity transmission projects, comprising 1,054 km of infrastructure and expected to generate USD 83.5 million in annual revenues starting in 2029. These projects will support the energy transition, enhance system reliability, and improve electricity service for more than nine million people. Additionally, through ISA CTEEP, the Company generates approximately USD 5 million in annual revenues from Brazil’s first large-scale battery energy storage system integrated into the transmission grid. With 30 MW of power and 60 MWh of storage capacity, this initiative represents a key step in ISA’s diversification into innovative energy solutions and flexible grid infrastructure.

The energy transition business line is expected to secure the energy required by the Ecopetrol Group, ensure reductions in the Group’s energy costs, and diversify cash flows through gas commercialization and hydrogen.

The value proposition includes diversifying into low-emission businesses, for which we have invested USD 115 million since January 2023, in green hydrogen projects, CCUS and in renewables incorporation.

2.1.1.2	Generate Value through TESG

This pillar seeks to strengthen transparent and ethical relations with our stakeholders, applying high standards of corporate governance to achieve environmentally responsible, safe, and efficient operations in which innovation and technology function as catalysts to accelerate solutions for future challenges. To achieve this, the Ecopetrol Group has identified five focus areas: (i) build and generate value through an efficient, clean and safe production, (ii) decarbonized operations and energy efficiency, (iii) ensure circular water management, (iv) support local development in the places where we operate, and (v) generate trust in the social context through proactive dialogue and by improving the quality of life of people looking for mutual benefits, with a focus on inclusion, and on reactivating and diversifying local economies.

Environmentally, the long-term TESG targets include the achievement of the following targets, compared to the 2019 baseline: (i) 55% reduction in methane emissions by 2030, (ii) 25% reduction in CO2e emissions by 2030, (iii) net-zero emissions of CO2 equivalent by 2050 (scopes 1 and 2) in all our operations, (iv) zero routine gas flaring by 2030 in the exploration and production business, (v) zero treated produced and wastewater discharges by 2045 along with an expected reduction of 58% to 66% in the intake of fresh water for operations. Our TESG commitments represent long-term aspirations. Between 2020 and 2025, Ecopetrol implemented 61 methane emission reduction projects in the production segment, achieving a cumulative reduction of 46% compared to the 2019 baseline year. Of this total, around 21 ktCH₄ correspond to initiatives implemented between 2020 and 2024, reductions that are already consolidated in the emissions inventory closed in 2025. The remaining ~14 ktCH₄ correspond to projects conducted in 2025, whose results will be fully reflected in the GHG emissions inventory at the end of 2026. In 2025, we reduced 561,454 tCO2e from new projects implemented during that year, exceeding the established annual target by 165%. The accumulated reduction for the 2021-2025 period is 2.8 MtCO2e.

The Company has set specific targets towards achieving its energy matrix decarbonization and enabling the incorporation of low-emission businesses within its portfolio. The Company maintains its long-term target of incorporating more than 1,000 MW of non-conventional renewable energy by 2030 and, by 2025, strengthened its energy self-sufficiency by integrating 950.6 MW of installed renewable energy capacity. This portfolio consists of 381.3 MW in operation, 297.9 MW associated with purchases in the Wholesale Energy Market (Mercado de Energía Mayorista or “MEM” for its acronym in Spanish), 221.0 MW under execution, and 50.4 MW under construction.

During the fourth quarter of 2025, there was substantial progress in the Coral project. The Coral project involves the installation of a green hydrogen plant using PEM (proton exchange membrane) technology, the largest of this kind in Latin America, with an expected capacity of 800 tons per year of green H₂, equivalent to an estimated annual emissions reduction of approximately 7,700 tCO₂e. All equipment for the Coral project and SS-20 substation was delivered to the Cartagena Refinery.

On the social front, the long-term TESG targets focus on promoting the generation of approximately 230 thousand new non-oil related jobs by 2040 and contributing to the education of two million young Colombians.

2.1.1.3	Cutting-edge Knowledge

This pillar seeks to develop the required skills and capacities to face the challenges towards growth and TESG, through a comprehensive science, technology, and innovation strategy, as well as improving the competitiveness and resilience of current assets, contributing to diversification, increasing clean energy, decarbonizing operations and strengthening of talent through transformative practices such as training programs to optimize performance or fill new positions in order to build an agile and productive organization, with top talent contributing to society in the context of the energy transition.

In 2025, the Company’s Science, Technology and Innovation activities, together with the capabilities of the Colombian Institute of Petroleum and Energy Transition (ICPET), are fully aligned with the needs of the business, prioritizing technological focus areas that generate a direct impact on the assets of the Ecopetrol Group.

2.1.1.4	Competitive Returns

The fourth pillar ensures continuity of our strict capital discipline, the efficient use of resources, and the protection of cash, all of which have been leveraging the Ecopetrol Group’s strategy since 2015. The long-term aspiration includes, among others, maintaining the ordinary dividend policy between 40% and 60%, in line with operating results. The long-term strategy will allow transfers to the Nation between COP 13-20 trillion annually on average, through royalties, taxes, and dividends and is expected to enable a sustainable capital structure with a gross debt to EBITDA ratio below 2.5 times.

In 2025, our financial results included: a net income of COP 9.0 trillion and a total contribution to the Nation of COP 34.6 trillion among dividends, taxes, and royalties in 2025. These results were achieved thanks to our 2025 operational results, rigorous financial discipline, an efficiency plan that reached historic figures of COP 6.6 trillion in savings, and our human capital and execution capability.

2.1.2	2026 Investment Plan

On November 27, 2025, we announced that the Board of Directors approved the 2026 Investment Plan (the “2026 Investment Plan”) which contemplates a budget of between COP 22 trillion (USD 5.4 billion) and COP 27 trillion (USD 6.7 billion). The 2026 Investment Plan is aligned with the group’s commitment to energy security and the country’s energy transition. The 2026 Investment Plan assumes, among others, a USD 60/Bl Brent price, an exchange rate close to COP 4,050 per USD 1.00 and the collection of the accounts receivable from the Fuel Price Stabilization Fund (“FEPC”) for 2025. The 2026 Investment Plan maintains investment levels compared to 2025 under capital discipline criteria and includes the following guidelines:

•

Approximately COP 17.2 trillion, about 70% of the budget, is expected to be allocated to achieve profitable production between 730 and 740 thousand barrels of oil equivalent per day, maintain an average refinery throughput of 410 to 420 thousand barrels per day, and transport between 1,110 and 1,120 thousand barrels per day.

•	Around COP 7.1 trillion, approximately 30% of the budget, is expected to be invested in energy transition and power transmission projects, as well as roads and other corporate investments.
•	About COP 1.7 trillion is expected to be allocated to advance the goals of the sustainability strategy, mainly in climate change, sustainable territories, materials and waste, and occupational health.

The following are some excerpts from the annual investment budget approved by the Board of Directors, disaggregated by business line:

Hydrocarbons Line

For 2026, investments in the exploration and production segment are expected to be approximately 14 trillion pesos (approximately 89% of the annual budget for crude oil-related investments and around 11% for gas-related investments) and are expected to allow organic production levels in 2026 between 730,000 and 740,000 barrels of oil equivalent per day (80% crude, 15% gas, and 5% white products), seeking to implement recovery technologies to optimize the use of available resources and maintain production levels. Crude oil production in Colombia is expected to remain at similar levels of last years and compensating for the natural decline of gas fields.

In 2026, the Company has planned to drill between 380 and 430 development wells, of which 95% would be executed in Colombia and the remaining 5% in the United States. In terms of exploration, the Company has planned to drill between eight and 10 wells mainly in the Meta and Putumayo Departments and the Caribbean Offshore of Colombia. The Company also estimates gas investments of approximately 1.5 trillion pesos in 2026, mainly in the Piedemonte Llanero and Offshore, to develop Caribbean Colombia gas, contributing to a production of approximately between 105,000 and 110,000 barrels of oil equivalent per day.

Investments in the transport and logistics segment are expected to reach approximately 1.5 trillion pesos, corresponding to 6% of the total budget for 2026, mainly in integrity and reliability projects concerning the infrastructure developed by Cenit Transporte y Logística de Hidrocarburos S.A.S., Oleoducto Central S.A., Oleoducto de Colombia S.A., and Oleoducto de los Llanos S.A. Transported volumes are expected to reach between 1,110,000 and 1,120,000 barrels per day, in line with the country’s production expectations and refined product demand.

Investments in the refining and petrochemicals segment are expected to reach approximately 1.7 trillion pesos, corresponding to 7% of the total investment amount estimated for 2026, and are expected to be focused on ensuring the reliability, availability, and sustainability of the operation of the Barrancabermeja and Cartagena refineries, ensuring the development of programs that would reduce product imports, ensuring better quality fuels, and developing renewable fuel (SAF) projects. The joint load of the refineries is expected to be between 410,000 and 415,000 barrels per day.

Energies for the Transition Line

To advance energy transition, around COP 0.9 trillion (3% of the 2026 Investment Plan) is expected to be invested in non-conventional renewable energy and energy efficiency projects, among others. Approximately 750 MW of additional clean energy generation capacity is expected from projects in operation, construction, and development.

Transmission and Roads Line

ISA is expected to invest between COP 6.2 and 6.8 trillion in 2026, about 26% of the Ecopetrol Group’s annual budget, with roughly 80% allocated to the electric transmission business.

Finally, the Ecopetrol Group expects to allocate about COP 0.2 trillion (1% of the 2026 Investment Plan) to corporate areas and operational support.

Table 2 – 2026 Investment Plan

Business Segment	% Percentage
Exploration and Production	57%
Refining and Petrochemicals	7%
Transport and logistics	6%
Energy Transmission and Toll Roads Concessions	26%
Other	4%
TOTAL	100%

3.	Business Overview
3.1	Our History

Ecopetrol was established in 1951 by the Colombian Government as Empresa Colombiana de Petróleos and began operating the crude oil fields at La Cira-Infantas, the first oil field in Colombia where production started in 1918, as well as the pipeline that connected that field with the Barrancabermeja refinery and the port of Cartagena. In 1961, we assumed the direct operation of the Barrancabermeja refinery and continued its transformation into an industrial complex. In 1974, we acquired the Cartagena Refinery (as defined below), which had been in operation since 1957. Pursuant to Decree 0062 of 1970, we evolved into a governmental, industrial, and commercial company.

In 2003, pursuant to Decree Law 1760, as amended, the National Hydrocarbons Agency (Agencia Nacional de Hidrocarburos or “ANH” for its acronym in Spanish) was created and Ecopetrol’s public role as administrator and regulator of the national hydrocarbons resources was transferred to the ANH. Ecopetrol modified its organic structure and became Ecopetrol S.A., a publicly held corporation, one hundred percent state-owned, and continued the development of exploration and production activities on a competitive basis with autonomy over business decisions. Since 2006, according to Law 1118, we have evolved from a wholly state-owned entity to a mixed-economy company with private capital. This process has resulted in a substantial change in the legal framework to which we are subject, and in the nature of our relationship with the Nation, as our controlling shareholder.

We conducted our initial public offering in August 2007, when our common shares were listed on the Colombian Stock Exchange. Our American Depositary Shares (ADSs) were listed on the New York Stock Exchange in September 2008. We conducted a follow-on public offering in Colombia in August 2011.

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

On October 1, 2024, the Company concluded the liquidation process of Ecopetrol Energía S.A.S. E.S.P.

On July 7, 2025, Ecopetrol acquired 100% of the shares of Wind Autogeneración S.A.S., from Enel S.A.S. The Windpeshi project of Wind Autogeneración S.A.S., located in La Guajira, between the municipalities of Uribia and Maicao. See details of the accounting recognition in Section 2.3 of the financial statements.

On July 22, 2025, the merger by absorption between Oleoducto Central S.A. – Ocensa (surviving entity) and Ocensa Ductos S.A.S. (absorbed entity) was registered with the Bogotá Chamber of Commerce. The merger was perfected through Public Deed No. 2157 dated July 15, 2025, executed before Notary Office No. 39 of Bogotá. As a result of this transaction, Ocensa acquired all assets, property and rights of Ocensa Ductos S.A.S., which was dissolved without liquidation, thereby streamlining the corporate structure and strengthening Ocensa’s direct ownership interest in Oleoducto de Colombia S.A., in alignment with the Ecopetrol Group’s strategy for the transport and logistics segment.

On November 13, 2025, Ecopetrol S.A. closed the transaction with Statkraft European Wind and Solar Holding AS (“Statkraft”) for the acquisition of one company engaged in the development and operation of Statkraft’s portfolio in Colombia, and other nine companies which own solar or wind projects. Through this acquisition, Ecopetrol S.A. advances its decarbonization and energy transition objectives, in alignment with its 2040 Strategy.

On November 28, 2025, Ecopetrol successfully concluded negotiations with Grenergy Renovables S.A. for the potential acquisition by Ecopetrol of seven companies within its portfolio in Colombia, located across the departments of Córdoba (three companies), Cesar (two), Magdalena (one), and Sucre (one). The transactions are still subject to certain conditions precedent, and Ecopetrol is still not the sole shareholder of those companies.

3.2	Our Corporate Structure

Pursuant to our 2040 Strategy, we are currently organized into three corporate business lines: (A) hydrocarbons, which includes three operating segments: (i) exploration and production, (ii) transport and logistics, and (iii) refining and petrochemicals; (B) energies for the transition and (C) energy transmission and toll roads concessions. Ecopetrol Group seeks to maintain the competitiveness of the Hydrocarbons business, the development and scaling of the businesses in the energies for the transition portfolio, and the growth of the energy transmission and toll roads concession line. Following the changes to the Company as a result of the ISA acquisition and in line with our 2040 Strategy, we started a process in 2022 to align our current segments more closely to the business lines set forth in the 2040 Strategy for the Ecopetrol Group, and such process is expected to continue throughout 2026.

For this annual report, the financial information is organized into four reportable segments: (i) exploration and production, (ii) transport and logistics, (iii) refining and petrochemicals, and (iv) energy transmission and toll roads concessions. This segmentation covers all of the business lines described above, with the exception of the energies for the transition business line, which is not yet presented as a separate reportable segment. The current segment structure remains consistent with prior annual reports and is expected to be maintained until management completes the restructuring of the operating and financial reporting model to better align with the 2040 Strategy.

Although the energies for the transition business line is not yet presented as a separate reportable segment, management of this business line is supported by dedicated internal financial information. In addition to the segment information prepared for external reporting purposes, the Company prepares monthly internal management financial reports to support administrative, strategic and operational decision-making at the business line level. The financial information used to manage the energies for the transition line is primarily derived from underlying gas and power-related activities, which are currently included largely within the exploration and production segment.

Our significant subsidiaries, as such term is defined under SEC Regulation S-X, include the following:

●	Subsidiaries incorporated in Colombia with 100% ownership and voting power: Refinería de Cartagena S.A.S. (Reficar, “Cartagena Refinery”), Cenit Transporte y Logística de Hidrocarburos S.A.S., and Esenttia S.A.
●	Subsidiaries incorporated in Colombia with majority ownership: Interconexión Electrica S.A E.S.P. (51.4% ownership and voting power) and Oleoducto Central S.A. - Ocensa (72.65% ownership and voting power).
●	Subsidiaries incorporated in the United States: Ecopetrol US Trading LLC (100% ownership and voting power) and Ecopetrol Permian LLC (“Permian”, 100% ownership and voting power).
●	Ecopetrol Trading Asia Pte. Ltd. (“Ecopetrol Trading Asia”), incorporated in Singapore, with 100% ownership and voting power.

We have several directly and indirectly held subsidiaries both in Colombia and abroad. As of December 31, 2025, we have 20 directly owned and 77 indirectly owned subsidiaries.

The table below sets forth our corporate structure as of December 31, 2025:

Graph 2 – Ecopetrol’s Corporate Structure

The stock ownership percentage listed next to each entity refers to Ecopetrol S.A.’s direct and indirect participation therein as of December 31, 2025. Such data presents a summary of Ecopetrol S.A.’s corporate structure and does not include information about every entity directly or indirectly owned by the Company, and participation information has been rounded to the nearest integer; as such, it should not be relied upon and should be used solely for information purposes.

Exhibit 8.1 to this annual report identifies our principal operating subsidiaries, their respective countries of incorporation, and our percentage ownership in each (both directly and indirectly through other subsidiaries).

3.3	Recent Developments

Ecopetrol and Frontera Energy signed a strategic regasification agreement

On February 5, 2026, Ecopetrol and Frontera Energy announced the execution of a strategic agreement for regasification services. The agreement is intended to support the timely and reliable supply of natural gas to Colombia beginning in the third quarter of 2026. The project’s initial phase provides for early capacity of 126 mmcfpd in 2026, followed by a phased expansion to up to 370 mmcfpd by 2028. This incremental capacity is expected to strengthen Colombia’s medium‑term natural gas supply and enhance the reliability of the national energy system.

Ecopetrol and Gran Tierra Entered into an agreement to extend the development of the Tisquirama and San Roque fields

On March 17, 2026, Ecopetrol and Gran Tierra entered into an agreement to extend the development and production activities of the Tisquirama and San Roque fields, located in the department of Cesar, Colombia. The agreement contemplates total investments of approximately USD 92.4 million, to be fully funded by Gran Tierra and executed over the 40 months following the completion of the transaction. Operations will be conducted within the Tisquirama Direct Operation Area.

Ecopetrol and Petrobras confirmed offshore natural gas discovery at the Copoazú‑1 exploratory well

On March 18, 2026, Ecopetrol and Petrobras confirmed a new offshore natural gas discovery following the drilling of the Copoazú‑1 exploratory well, located in the GUA‑OFF‑0 Block in deep waters of the Colombian Caribbean. Drilling operations at the Copoazú‑1 exploratory well commenced on November 11, 2025. Gas‑bearing intervals were evaluated through well logging and fluid sampling, confirming the presence of natural gas beyond the primary exploration target. These intervals will be subject to further characterization and evaluation.

Unwinding of cross-holdings in IE Madeira and IE Maranhuns

On March 19, 2026, ISA Energía Brasil S.A., informed that it had entered into a share purchase agreement with “Centrais Elétricas Brasileiras S.A.” (“Axia Energia”) to unwind the cross-holdings in Interligação Elétrica do Madeira S.A. (“IE Madeira”) and Interligação Elétrica Garanhuns S.A., through:

●	Acquisition of the equity interests held by Axia Energia and Axia Nordeste in IE Madeira, totaling 49% of such subsidiary; and
●	Sale of the Company’s 51% equity interest in IE Garanhuns to Axia Nordeste.

Within the scope of the cross-shareholding unwinding, the Company shall pay a cash consideration of BRL $1,174 billion (December 2025 base date), subject to the price adjustment provisions set forth in the share purchase agreement.

Closing of the transaction is subject to the satisfaction of customary conditions precedent for transactions of this nature, including the applicable approvals/clearances from the Brazilian Electricity Regulatory Agency (“ANEEL”), the Brazilian antitrust authority (“CADE”), and the required consents from certain creditors

Agreement with the Republic of Colombia related to the FEPC

On April 1, 2026, Ecopetrol S.A. and Refinería de Cartagena S.A.S. entered into an agreement with the Republic of Colombia regarding the settlement of the outstanding balance of the FEPC corresponding to the first quarter of 2025. Through Resolutions Nos. 00368 and 00369 dated March 31, 2026, the Hydrocarbons Directorate of the Ministry of Mines and Energy ordered the payment of the outstanding FEPC balance for the first quarter of 2025 for a total amount of approximately COP 1.6 trillion, of which approximately COP 1.2 trillion corresponds to Ecopetrol S.A. and approximately COP 0.4 trillion corresponds to Refinería de Cartagena S.A.S. Under this agreement, the Nation acknowledges in favor of Ecopetrol S.A. and Refinería de Cartagena S.A.S. the cost associated with the time elapsed between the execution of the agreement and the payment scheduled for December 2026.

Ecopetrol S.A. obtained authorization to carry out a debt management transaction of up to USD $1.25 billion

On April 1, 2026, Ecopetrol S.A., as part of its comprehensive debt management strategy, through Resolution No. 0666 dated April 1, 2026, the Ministry of Finance and Public Credit (“MHCP”) authorized the execution of a loan of up to USD $1.25 billion. The lenders participating in the loan are: Banco Bilbao Vizcaya Argentaria, S.A. New York Branch (USD $350 million), Bank of America, N.A. (USD $350 million), JP Morgan Chase Bank, N.A. (USD $350 million), and Bank of China Limited – Panama Branch (USD $200 million). The term of the loan will be five (5) years as from the execution date of the agreement, repayable in four (4) equal installments and bearing a floating interest rate indexed to the SOFR rate, under the terms previously agreed with the lenders.

This loan was authorized within the framework of a request submitted by Ecopetrol to execute an external public debt management. The transaction involves: (i) repayment of the USD $1.2 billion loan authorized by the MHCP under Resolution No. 0652 dated March 20, 2024, originally entered into for the acquisition of Ecopetrol’s ownership interest in Interconexión Eléctrica S.A. E.S.P; and (ii) repayment of USD $50 million of the outstanding balance of the USD $500 million loan authorized by the MHCP under Resolution No. 0910 dated April 25, 2025.

The MHCP reviewed and authorized the terms of the loan agreement, which includes customary borrower events of default, such as failure to pay principal or interest, potential impairment of the borrower’s payment capacity, impairment of the integrity of its financial information, and breach of covenants. If any such event occurs, the lenders may demand early repayment of the debt, following the procedure set forth in the agreement. The agreement also provides Ecopetrol with the right to seek recourse against the lenders if they fail to disburse funds as required. The agreement is governed by the laws of the State of New York.

Standard & Poor’s Global Ratings (S&P) Affirmed Ecopetrol’s Stand‑Alone Credit Profile and Revised Its Global Credit Rating

On April 8, 2026, S&P Global Ratings revised Ecopetrol’s global credit rating from BB to BB- with a stable outlook, in line with the adjustment to Colombia’s sovereign credit rating. S&P also affirmed Ecopetrol’s Stand‑Alone Credit Profile (SACP) at BB+. The agency noted that Ecopetrol’s credit rating continues to be constrained by Colombia’s sovereign rating due to the company’s strategic importance, government ownership, and significant contribution to the country’s fiscal revenues. As a result, Ecopetrol’s outlook mirrors that of the Colombian sovereign.

For more information, see section Risk Review - Risks Related to Our Business- Our ability to access credit markets may be limited by the deterioration of these markets, changes in credit ratings, and limited offering from financial institutions to participants in the oil and gas industry

Ecopetrol entered into an Agreement to acquire an equity stake in Brava Energia S.A. a company domiciled in Brazil

On April 23, 2026, Ecopetrol announced that it entered into a Share Purchase Agreement with Jive, Yellowstone and Bloco Somah Printemps Quantum, which together constitute a group of significant shareholders holding approximately 26% of the outstanding common shares of the Brazilian company Brava Energia S.A. (B3: BRAV3) (“Brava”), for the acquisition by Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group, of 120,813,490 shares of Brava, representing approximately 26% of Brava’s share capital.

Brava was incorporated in 2024 as a result of the merger between 3R Petroleum Óleo e Gás S.A. and Enauta Participações S.A., two oil and gas companies operating in Brazil. Brava currently conducts crude oil and natural gas production activities in offshore and onshore fields across multiple basins in Brazil and also participates in the midstream and downstream segments. As of December 2025, according to Brava’s publicly available information, Brava reported EBITDA of USD 806 million, with an EBITDA margin of 39%. Brava is positioned as the second-largest independent company listed in the Brazilian capital market in terms of reserves and production.

The completion of this transaction is subject to certain customary conditions precedent, including, among others, approval by Brazil’s Administrative Council for Economic Defense (CADE), the receipt of certain waivers and consents under Brava’s financing instruments and relevant commercial agreements, as well as the purchase by Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group, of the number of shares required to achieve a 51% controlling stake of Brava’s voting share capital.

Ecopetrol S.A. or one of its affiliates or subsidiaries within the Ecopetrol Group plans to launch a Voluntary Tender Offer (Oferta Pública de Aquisição – OPA) on the B3 stock exchange in Brazil, at a price of R$23.00 per share, to acquire the additional number of Brava shares required to secure a 51% equity and voting interest in the Company. This offer price represents a premium of approximately 27.8% over the Volume-Weighted Average Price (VWAP) of the Company’s shares during the 90 trading days immediately preceding the date of this announcement. The tender offer is planned to be addressed to all of Brava’s shareholders, ensuring equal treatment and conditions, and will be subject to applicable regulatory requirements and certain conditions precedent.

Ecopetrol S.A. or one of its affiliates or subsidiaries within the Ecopetrol Group expects to secure the funding required to consummate the transaction through a bridge loan, in accordance with the expected transaction timeline and certain conditions precedent.

Upon completion of the transaction, the Ecopetrol Group would incorporate pro-rata 1P reserves based on its ownership interest from Brava’s total reported reserves of 459 million barrels of oil equivalent (MMboe) as of year-end 2025, under the Petroleum Resources Management System (PRMS) standard, through a diversified portfolio of offshore and onshore assets. In addition, the transaction would allow the immediate addition of pro-rata production from Brava’s average reported production of approximately 81 thousand barrels of oil equivalent per day (Mboed) in 2025, strengthening production sustainability and cash flow generation in a geography where the Ecopetrol Group already has an established presence. This transaction directly supports the objectives set forth in the Ecopetrol Group’s 2040 Strategy. Moreover, the transaction is aligned with the Ecopetrol Group’s capital discipline and, upon closing, is expected to contribute to metrics such as ROACE and EBITDA. Finally, this transaction would expand the Ecopetrol Group’s footprint in Brazil, diversifying its asset base in a high-growth region and strengthening its international portfolio.

Once the applicable conditions precedent and legal requirements for closing the transaction have been satisfied, Ecopetrol will disclose the relevant information in accordance with the applicable legal and regulatory framework through this same channel and/or any other required means.

Moody’s Downgraded Ecopetrol’s Global Credit Rating to Ba2 and Affirmed Its Stand - Alone Credit Profile at b1

On April 23, 2026, the credit rating agency Moody’s Ratings downgraded the Company’s global credit rating from Ba1 to Ba2 and revised the outlook from stable to negative. In contrast, the agency affirmed Ecopetrol’s Baseline Credit Assessment (BCA), or stand-alone credit profile, at b1, highlighting the Company’s intrinsic strength.

According to Moody’s, the downgrade to Ba2 with a negative outlook is mainly driven by a less favorable view on the support from the Government of Colombia, stemming from an increased perception of potential government interference and reduced clarity regarding the timeliness and predictability of support mechanisms, particularly those related to the Fuel Price Stabilization Fund (FEPC). In this context, Moody’s also included considerations related to Ecopetrol’s corporate governance and its influence on the rating.

Additionally, Moody’s incorporated the possibility of higher refinancing risk associated to a potential material merger and acquisition transaction financed with short-term debt. Nevertheless, the agency highlighted that the Company has strong sources of liquidity that support its financial profile.

Moody’s reaffirmed Ecopetrol’s stand-alone credit profile (BCA) at b1, considering the Company’s solid business profile as Colombia’s leading integrated oil and gas company, supported by the diversification of its operations, moderate leverage levels, an adequate liquidity position, and its strategic role in ensuring the country’s energy supply.

Management

On April 6, 2026, we announced the following in relation to senior management:

1.Ricardo Roa Barragán, who has served as the Company’s Chief Executive Officer, requested to take his accrued and legally entitled vacation leave. Mr. Roa’s vacation period is scheduled to run from April 7, 2026, through May 27, 2026. In addition, the Board of Directors approved an unpaid leave of absence, in accordance with Section 3 of Article 23 of the Company’s Bylaws and the Decision‑Making and Authorities Matrix. The unpaid leave of absence will commence on May 28, 2026, and is expected to have a duration of 30 calendar days.

2.Effective April 7, 2026, Juan Carlos Hurtado Parra, the Company’s Vice President of Exploration, Development, and Production, is serving as the Company’s Acting Chief Executive Officer, in his capacity as the first alternate to the Chief Executive Officer of the Company.

See Corporate Governance – Management.

3.4	Our Business

We are the largest oil producer and major fields operator company in Colombia and one of the main integrated energy companies in the American continent. We are responsible for over 60% of the hydrocarbon production, of most transportation, logistics, and hydrocarbon refining systems in Colombia, and maintain a leading position in the petrochemicals and gas distribution segments. Through ISA, the Company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico (aka Gulf of America)), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector. The Nation currently owns 88.49% of our voting capital stock. We are among the world’s largest public oil and gas companies, ranking 28 on the Forbes 2025 Global 2000 Ranking, and the largest Colombian company in this ranking.

3.5Exploration and Production

Our exploration and production business segment includes exploration, development, and production activities in Colombia and abroad. Ecopetrol began exploration activities in Colombia in 1955 and expanded to international exploration in 2006. These operations are conducted directly by Ecopetrol S.A., and through some of our subsidiaries, as well as through joint ventures with third parties. As of December 31, 2025, we were the largest operator and producer of crude oil and natural gas in Colombia, maintaining the largest exploration acreage position in Colombia.

Unless otherwise stated, all figures are given before deducting royalties.

3.5.1	Exploration Activities

In 2025, our exploration strategy was focused on three working fronts: Colombian onshore, Colombian Caribbean offshore, and overseas. By year-end, the Ecopetrol Group was a party to 68 contracts for exploratory activities, with 44 of those contracts being for Colombia, and 24 of those contracts for outside of Colombia, distributed as follows:

●	Exploratory Activities in Colombia (44):
o	Ecopetrol is a party to (i) 20 E&P contracts in exploratory stage, (ii) two E&P Agreement in exploratory stage, (iii) two technical evaluation agreements (TEAs), (iv) one risk sharing agreement, (v) two association contracts.
o	Hocol S.A. (“Hocol”), is a party to (i) 15 E&P contracts in exploratory stage, and (ii) two E&P Agreements in exploratory stage.
●	Exploratory Activities outside of Colombia (24):
o	One production sharing contract (PSC) in Mexico;

o	11 royalty/tax agreements for Ecopetrol America LLC, and
o	One production sharing (PSC) and 11 concessions for Ecopetrol Óleo e Gás do Brasil Ltda.

Our Business Plan aims at incorporating resources in high reward projects concentrated in: (i) onshore basins in Colombia (both foothills and foreland in Llanos basin, Middle and Upper Magdalena Valley, Putumayo and gas in Guajira, Sinú-San Jacinto and Lower Magdalena Valley), (ii) offshore Colombia (appraise and evaluate existing gas discoveries as well as identify new hydrocarbons accumulations), and (iii) international areas such as Gulf of Mexico (aka Gulf of America) and offshore Brazil in Santos basin.

Graph 3 – Sedimentary Basins where Ecopetrol Executes Exploration Activities

3.5.1.1	Exploration Activities in Colombia

In 2025, Ecopetrol S.A. and its subsidiaries drilled 16 exploration and appraisal wells in Colombia, out of which nine were exploratory (A3/A2) and seven were appraisal (A1) wells. As of December 31, 2025, seven wells were successful, four were dry, and five remained under technical evaluation. This drilling activity was concentrated in basins of interest around Colombia, including the Caribbean offshore, Llanos, Piedemonte, Middle Magdalena Valley and Putumayo.

The seven successful wells drilled by Ecopetrol S.A. and its partners in Colombia during 2025 were located in the following regions: Sirius-2 ST2 in the Caribe Offshore, Toritos Norte-3, Toritos Este-1, Toritos Sur-3, Currucutu-1, and Cosecha GNE-1 (association contract) in the Llanos basin and Raju-1 in the Putumayo.

In 2025, Ecopetrol and other partners executed the following agreements for exploration activities:

●	In August, Ecopetrol and Parex Resources (Colombia) AG (“Parex”) signed an amendment to Farallones E&P Agreement in exploratory stage to make exploratory gas activities in Piedemonte, with a 50% participation by Ecopetrol and 50% participation by Parex.
●	In November, Ecopetrol S.A. acquired the remaining 50% of its participation from Shell EP Offshore Ventures Limited – Sucursal Colombia (SEPOV) in the COL-5, Fuerte Sur and Purple Angel Blocks, making it the holder of 100% of the participation interest in the blocks, strategic assets in the Caribbean Offshore Basin.
●	Ecopetrol and Parex Resources approved the extension of an additional area to the Piedemonte E&P Agreement. In December, the parties signed a Business Collaboration Agreement aimed at advancing exploratory and production activities in the Piedemonte area. As part of the agreement, Parex committed to drilling a well within the appraisal program.
●	In December, the Río Magdalena E&P Agreement for an exploratory stage in the Medium Magdalena Valley basin was transferred from Ecopetrol to Hocol.
●	In December, the Agencia Nacional de Hidrocarburos (ANH) approved extensions of the exploratory period and/or the evaluation program 10 E&P contracts and agreements, with terms ranging from one to four years. The extension applies to eight E&P contracts: LLA 4-1, LLA 141, LLA 121, COL-1, GUA OFF 0, COL-5, Fuerte Sur, and Purple Angel, and two E&P agreements: Farallones and Piedemonte.

The following table sets forth, for the periods indicated, the number of gross and net productive, dry, and under evaluation exploratory wells drilled by Ecopetrol S.A., Hocol and by our joint venture partners, and the exploratory wells drilled by third parties pursuant to sole risk contracts with us.

Table 3 – Exploratory Drilling in Colombia

	For the year ended December 31,
	2025	2024	2023

	(Number of wells)
COLOMBIA
Ecopetrol S.A.
Gross exploratory wells
Owned and operated by Ecopetrol
Productive	—	—	—
Dry(1)	—	—	3.00
Under Evaluation(2)	1.00	—	2.00
Total	1.00	—	5.00
Operated by a partner in Joint Venture
Productive	2.00	1.00	1.00
Dry(1)	3.00	2.00	—
Under Evaluation(2)(4)	1.00	1.00	2.00
Total	6.00	4.00	3.00
Operated by Ecopetrol in Joint Venture
Productive	—	1.00	2.00
Dry(1)	—	1.00	1.00
Under Evaluation(2)	—	—	1.00
Total	—	2.00	4.00
Net Exploratory Wells(3)
Productive	1.09	1.11	1.60
Dry(1)	1.62	1.21	3.48
Under Evaluation(2)(4)	1.52	0.65	3.55
Total	4.23	2.97	8.63
Sole Risk
Productive	1.00	—	—
Dry(1)	1.00	—	2.00
Under Evaluation(2)	—	—	1.00
Total	2.00	—	3.00
Hocol
Gross Exploratory Wells
Productive	4.00	4.00	5.00
Dry(1)	—	3.00	3.00
Under Evaluation(2)	3.00	2.00	3.00
Total	7.00	9.00	11.00
Net Exploratory Wells(3)
Productive	2.00	2.00	2.50
Dry(1)	—	2.50	1.50
Under Evaluation(2)	1.50	1.00	2.00
Total	3.50	5.50	6.00
(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)

An “under evaluation” well is an exploratory well where there is not yet enough information to determine its result as successful or dry. This classification is maintained until additional well-testing operations are conducted to determine the hydrocarbon production capacity or some petrophysical parameter of the rocks or fluids in the reservoir.

(3)	Net exploratory wells were calculated according to our percentage of ownership in these wells.
(4)

Infantas 3340 well was classified as “under evaluation”. However, as of January 2026, it has been declared a dry well. Currucutú-2 well was also classified as “under evaluation”, however, as of January 2026, it has been declared a productive well.

Seismic

In Colombia, during 2025, Ecopetrol did not acquire any seismic information, while Hocol acquired 68.1 km2 3D of seismic information in Llanos 100 block. Moreover, 27.2 km2 of 3D seismic and 3.6 km of 2D seismic were reprocessed by Ecopetrol in the Middle (VMM) and Lower (VIM) Magdalena Valley, Putumayo, Llanos, Piedemonte and in the Colombian Caribbean. In non-seismic methods, 13.8 km2 of aerogradiometry (iFTG) data were modeled and integrated across onshore basins and seismic characterization has been done through quantitative interpretation - QI of 19.8 km2 of 3D projects and 80 km in 2D in the Middle (VMM) and Upper (VSM) and Lower (VIM) Magdalena Valley, Llanos and in the Colombian Caribbean.

Hocol, during the first quarter of 2025, completed the acquisition of the LLA 100-3D-2024 seismic program in the LLA-100 block, located in the Llanos basin, in the municipality of Puerto Gaitán, Meta department. 68.1 km² of high-quality 3D seismic data were acquired, with no reportable health and safety incidents. During 2026, studies and designs will be conducted for the acquisition of seismic programs in the Lower Magdalena Valley basin in subsequent years.

3.5.1.2	Exploration Activities Outside Colombia

Our international exploration strategy is focused on high material basins, aiming at mitigating our risk exposure and ultimately increasing our reserves. This strategy is supported by efficient, business-oriented portfolio management, which involves participation in competitive bidding rounds to secure high-potential exploration blocks in the focus areas. Within this context, a key element is the formation of strong joint ventures with international and regional oil companies which can contribute with operational expertise and leading-edge technology.

Ecopetrol Óleo e Gás do Brasil Ltda. is part of a Joint Operating Agreement (JOA) with Shell as operator for 11 blocks in the Santos Sul Basin, holding a 30% interest in the exploratory blocks assigned during the 2022 round 17 of the National Agency of Petroleum, Natural Gas and Biofuels of Brazil (“ANP,” for its acronym in Portuguese). These blocks are located approximately 210 km to the west of Itajai Port. In 2025, the 3D reprocessing and seismic interpretation, was completed as part of the investment commitments for the exploratory phase. Within Ecopetrol, leads and prospects identification activities were conducted as part of the technical work supporting a potential exploratory well to be drilled in 2027.

The Orca Brasil project (formerly known as Gato do Mato), in which the Company holds a 30% interest and Shell holds a 70% interest, achieved significant progress. The project’s development plan includes the installation of a Floating Production, Storage and Offloading unit (“FPSO”) with a capacity of up to 120,000 barrels per day, the addition of significant reserves in 2026, and an estimated start of production in 2029. This operation aligns with the Company’s strategy of internationalization, capital discipline, and technical learning in high-complexity offshore projects in Latin America.

In 2025, the execution phase of project Orca Brasil began. As part of this stage, the declaration of commercial viability for Orca and Orca Sul—the official names of the two fields—was accepted. ANP approved the final evaluation report of the discovery, officially concluding the exploration phase of the contract before the agency. The FPSO construction project has reached 28.61% progress, along with advancements in the contracts for subsea production systems and the rig for the drilling campaign. Technical and economic evaluations of the field are expected to support the incorporation of 1P reserves above 50 mboe, once the development plan is approved by the ANP in 2026.

The following table sets forth information on our international exploratory drilling for the periods indicated.

Table 4 – Exploratory Drilling Outside Colombia

For the year ended December 31,
	2025	2024	2023

(Number of wells)
UNITED STATES
Ecopetrol America LLC
Gross Exploratory Wells
Productive	—	—	—
Dry(1)	—	—	—
Under Evaluation(2)	—	—	—
Total	—	—	—
Net Exploratory Wells(3)
Productive	—	—	—
Dry(1)	—	—	—
Under Evaluation(2)	—	—	—
Total	—	—	—
BRAZIL
Ecopetrol Óleo e Gás do Brasil Ltda.
Gross Exploratory Wells
Productive(5)	—	—	—
Dry(1)	—	1.00	—
Under Evaluation(2)	—	—	—
Total	—	1.00	—
Net Exploratory Wells(3)(4)
Productive	—	—	—
Dry(1)	—	0.20	—
Under Evaluation(2)	—	—	—
Total	—	0.20	—
(1)	A dry well or hole is an exploratory well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.
(2)

An “under evaluation well” is an exploratory well where there is not yet enough information to determine its result as successful or dry. This classification is maintained until additional well testing operations are conducted to determine the hydrocarbon production capacity or some petrophysical parameter of the rocks or fluids in the reservoir.

(3)	Net exploratory wells were calculated according to our percentage of ownership in these wells.
(4)	None of our international wells were drilled pursuant to a sole risk contract.

Seismic

Ecopetrol America participated in the acquisition of seismic rights in the operational area of the K2 field, using the Ocean Bottom Nodes (OBN) technique over an area of 300 km². Additionally, this seismic data was integrated and reprocessed together with previously acquired data, covering a total area of 535 km².

During 2025, Ecopetrol Óleo e Gás do Brasil Ltda., aligned with its commitment to the ANP, received the final products of the high- quality multi-client 3D seismic campaign, completing 10,816 km2 of 3D seismic data for the southern Santos basin. This dataset is currently used to assess the area’s exploration potential and to support the maturation of leads and prospects within the portfolio.

3.5.2	Production Activities

In 2025, our consolidated average production was 745.3 thousand barrels of oil equivalent per day (“mboed”), remaining broadly in line with 2024 levels. This result primarily reflects: (1) in Colombia, (i) higher output from Caño Sur field and the acquisition of a 45% interest in the CPO09 block, (ii) interventions in gas fields, such as Cusiana – Cupiagua and Recetor (Piedemonte Llanero) – aimed at mitigating natural decline, (iii) higher than expected water intrusion in fields such Guajira and Gibraltar, and (iv) electrical disruptions in Meta and Magdalena Medio, public order challenges, natural field decline, and extended timelines for projects and drilling activities due to blockades earlier in the year; and (2) outside of Colombia, improved performance in production at Permian and Ecopetrol America compared to 2024.

The following table summarizes the results of our oil and gas production activities for the periods indicated:

Table 5 – Ecopetrol Group’s Oil and Gas Production

	For the year ended December 31,
	2025			2024			2023
	Oil	Gas(1)	Total	Oil	Gas(1)	Total	Oil	Gas(1)	Total

	(mboed)
Total gross production in Colombia(2)(5)	517.3	115.9	633.1	509.4	135.1	644.5	515.7	147.6	663.3
Total international gross production(3)	64.1	48.0	112.2	60.4	40.9	101.3	44.5	28.8	73.3
Total gross production of Ecopetrol Group	581.4	163.9	745.3	569.8	176.0	745.8	560.2	176.4	736.6

Total production of Ecopetrol Group for presentation of reserves(4)	546.3	133.0	679.3	531.6	152.6	684.2	521.1	156.9	678.0
(1)	Conversion between million cubic feet per day (mcfpd) and boepd is performed at 5,700 mcfpd to 1 boepd. Includes natural gas and natural gas liquids.
(2)	Total production in Colombia corresponds to Ecopetrol S.A. and Hocol. Includes royalties.
(3)	Total International production corresponds to Ecopetrol Permian LLC and Ecopetrol America LLC. Includes royalties.
(4)

For the Company’s presentation of reserves, the Company deducts from its total gross production the 100% of crude royalties from Ecopetrol Group companies and gas royalties from non-Colombian Ecopetrol Group companies, Ecopetrol Permian LLC (United States) and Ecopetrol America LLC (United States). Gas royalties derived from Colombian production are not deducted because according to local regulation the Company is entitled to such gas royalties. Also includes self-consumption, which is only comprised of natural gas self-consumption and is immaterial. Oil production includes natural gas liquids (“NGL”) and oil self-consumption, which is immaterial.

(5)

The total gross production in Colombia, includes the production of 100% of Arauca field (0.3 mboed). Although in December 2024, Ecopetrol S.A. and Parex filed a request to transfer Ecopetrol’s 50% stake in the agreement for the Arauca field to Parex, approval from the ANH was only received through an addendum dated as of December 15, 2025.

3.5.2.1	Production Activities in Colombia
3.5.2.1.1	Ecopetrol S.A.’s Production Activities in Colombia

For the year ended December 31, 2025, Ecopetrol S.A. was the largest participant in the Colombian hydrocarbons industry, accounting for approximately 66.4% of crude oil production and 61.4% of natural gas production (calculations based on information from the Ministry of Mines and Energy (Ministerio de Minas y Energía or “MME” for its acronym in Spanish). In 2025, Ecopetrol S.A. drilled and completed 322 development wells, mainly in crude oil assets group of Andina Oriente Region and some through associated operation with partners (222 through direct operations and 100 through associated operation).

Up until February 16, 2025, Ecopetrol S.A. managed its production operations considering the regional location of the operation and whether the operation was conducted in association with partners (“associated operations”).

On February 16, 2025, the exploration and production segment changed its management structure from one defined by regions to one defined by products or asset groups (i.e. oil and gas). This change seeks to strategically redirect the segment to comply with the 2040 Strategy.

The maps below show the locations of Ecopetrol S.A.’s operations by product and by region.

Graph 4 – Ecopetrol S.A. Operations in Colombia by Product and by Region

Note: Associated operation is conducted through a countrywide management of assets with partners.

Ecopetrol S.A. manages its production operations through two product assets groups: (1) crude oil fields and (2) natural gas fields, as well as an associated organization. Together, these comprise a total of 142 fields with active production in 2025. Additionally, we operate 60 fields with active production through joint operations with various partners.

Crude Oil Production

The average daily production of crude oil in Colombia by Ecopetrol S.A. (excluding its subsidiaries), was 495.75 mbd in 2025, 4.38 mbd higher than in 2024, which represents a year-to-year increase of 0.89%.

The following chart summarizes Ecopetrol S.A.’s average daily crude oil production in Colombia by region, prior to deducting royalties, for the periods indicated.

Table 6 – Ecopetrol S.A.’s Average Daily Crude Oil Production in Colombia by Region

	For the year ended December 31,
	2025	2024	2023

	(Thousand bpd)
Central Region
La Cira – Infantas	14.48	15.10	16.35
Casabe	10.60	11.62	12.47
Yarigui	13.47	14.28	15.53
Nare	13.67	14.45	15.53
Other (1)	15.94	15.35	15.98
Total Central Region	68.16	70.80	75.12
Orinoquía Region
Castilla	95.11	98.64	100.69
Chichimene	58.49	57.72	59.03
CPO-09	26.31	12.68	11.46
Apiay	5.87	6.07	5.04
Other	5.77	6.00	6.63
Total Orinoquía Region	191.55	181.11	182.85
Piedemonte Region
Piedemonte Campo	14.74	16.53	16.45
Cupiagua	3.57	3.75	3.73
Cusiana	0.52	0.70	0.52
Recetor	1.90	1.54	1.90
Gibraltar (2)	0.47	0.59	0.47
Total Piedemonte Region	21.20	23.11	23.76
Andina Oriente Region
Rubiales	94.38	97.98	103.29
Caño Sur	50.75	39.54	31.91
San Francisco	3.00	3.12	3.43
Huila Area	4.23	4.03	4.19
Tello	4.18	3.93	4.28
Other	8.26	8.94	8.61
Total Andina Oriente Region	164.80	157.54	155.70
Total Crude Oil Assets by Region	445.72	432.56	437.43
Associated Operations
Quifa	11.98	12.47	13.38
Caño Limon	19.15	22.44	23.90
Other	18.92	23.91	24.00
Total Associated Operations	50.04	58.82	61.28
Total Ecopetrol S.A. (Colombia)	495.75	491.38	498.71
(1)

The Nare fields were included in Associated Operations until November 2021, when the association contract with Mansarovar ended. Starting in November 2021, these fields are reported under the Central Region.

(2)	Since 2022, Gibraltar field is included in Table 5 as the ANH’s request to consider condensate as crude oil production and not as natural gas liquids in this field.

Note:The table contains the crude oil production fields according to the new structure of the Company. In addition, they were categorized by regions as follows: (i) Central Region: included fields located in Santander, Antioquia, Norte de Santander and Cesar; (ii) Andina Oriente Region: included fields located in Meta, Huila, and Putumayo; (iii) Piedemonte Region: includes fields located in Casanare and Norte de Santander; and (iv) Orinoquia Region: include fields located in Meta.

Table 7 – Ecopetrol S.A. Production per Type of Crude

	2025	Year-on-Year	2024	Year-on-Year	2023
	(Mbd)	∆ (%)	(Mbd)	∆ (%)	(Mbd)
Light	21.61	(9.36)%	23.84	(1.0)%	24.10
Medium	105.02	(8.99)%	115.40	(5.3)%	121.80
Heavy	369.12	4.82%	352.13	(0.2)%	352.85
Total	495.75	0.89%	491.38	(1.5)%	498.75

Ecopetrol S.A.’s crude oil production in Colombia during 2025 was approximately 75% heavy crudes and 25% light and medium crudes. In 2024, approximately 72% of the crude oil production consisted of heavy crudes, and 28% of the crude oil production consisted of light and medium crudes. In 2023, approximately 71% of the crude oil production consisted of heavy crudes and 29% consisted of light and medium crudes.

Natural Gas Production

In 2025, the average daily production of natural gas by Ecopetrol S.A. (excluding its subsidiaries) reached 102.13 mboed, including natural gas liquids (NGLs), corresponding to a 14% decrease compared to 2024 production. This production was supplied from the following fields: Floreña (33%), Cupiagua (33%), Cusiana (13%), Guajira (7%), and the remaining 14% from other fields.

By the end of December 31, 2025, the Liquefied Petroleum Gas (“LPG”) plant of the Cupiagua field produced 9,189 LPG barrels per day. The plant produces LPG and other products such as natural gas liquids (NGL), and penthane (C5).

Table 8 – Ecopetrol S.A.’s Average Daily Natural Gas Production in Colombia

	For the year ended December 31,
	2025		2024		2023
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
Central Region
La Cira – Infantas	0.48	2.20	0.46	2.11	0.43	1.99
Provincia	1.13	4.16	1.17	3.67	1.00	2.73
Yarigui	0.20	1.12	0.24	1.39	0.37	2.13
Other	1.74	9.34	1.84	9.55	1.72	8.90
Total Central Region	3.55	16.81	3.71	16.72	3.52	15.75
Orinoquía Region
Apiay	0.13	—	0.12	—	0.14	—
Other	0.48	—	0.29	—	0.40	—
Total Orinoquía Region	0.61	—	0.41	—	0.54	—
Piedemonte Region
Floreña	33.80	173.92	42.58	215.49	42.10	212.04
Cupiagua	35.83	155.42	37.71	169.23	41.16	183.87
Cusiana	13.72	67.18	16.99	81.61	23.84	113.63
Gibraltar	4.77	27.16	5.70	32.48	5.68	32.41
Total Piedemonte Region	88.11	423.69	102.98	498.81	112.78	541.95
Andina Oriente Region
Huila Area	0.20	0.31	0.17	0.33	0.28	0.90
Tello	0.12	0.69	0.06	0.32	0.07	0.40
Other	0.33	1.50	0.28	1.24	0.30	1.35
Total Andina Oriente Region	0.64	2.50	0.51	1.89	0.65	2.65
Total Gas Assets by Region	92.91	443.00	107.61	517.42	115.36	560.35
Associated Operations
Guajira	6.97	39.71	8.57	48.86	9.93	56.62
Other	2.26	8.97	2.08	8.16	1.75	7.24
Total Associated Operations	9.22	48.68	10.65	57.02	11.68	63.86
Total Natural Gas Production (Colombia)	102.13	491.68	118.26	574.44	129.17	624.21

Note:

(i)

Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquids. Ecopetrol S.A.’s sales of natural gas liquids represented less than 2.9% of the Ecopetrol S.A.’s consolidated production for the periods presented in this annual report.

(ii)

The table contains the natural gas production fields according to the new structure of the Company. In addition. they were categorized by regions as follows: (i) Central Region: included fields located in Santander, Antioquia, Norte de Santander and Cesar; (ii) Andina Oriente Region: included fields located in Meta, Huila, and Putumayo; (iii) Piedemonte Region: includes fields located in Casanare and Norte de Santander and (iv) Orinoquia Region: Include fields located in Meta.

Projects to Increase Recovery Factor

In 2025, Ecopetrol continued to implement recovery programs to enhance the recovery factor of the fields. By year-end 2025, the fields with secondary and tertiary recovery programs contributed 42% of the Ecopetrol Group’s production.

The recovery programs increased proven reserves by 143 mmboe with an investment of approximately USD 808.4 million distributed among 42 recovery projects, 35 of which correspond to secondary recovery and seven to tertiary recovery.

Development Wells

The following table sets forth the number of gross and net development wells drilled and completed or plugged and abandoned in Colombia, both solely by Ecopetrol S.A. and with its associates, which reached total depth for the years ended December 31, 2025, 2024 and 2023.

Table 9 – Ecopetrol S.A.’s Gross and Net Development Wells in Colombia(1)

	For the year ended December 31,
	2025		2024		2023
	Productive	Dry	Productive	Dry	Productive	Dry
	Wells	Wells	Wells	Wells	Wells	Wells
Central Region
Gross development wells owned and operated by Ecopetrol	20.0	—	—	1.0	1.0	1.0
Orinoquía Region
Gross development wells owned and operated by Ecopetrol	23.0	—	21.0	—	21.0	1.0
Andina Oriente Region
Gross development wells owned and operated by Ecopetrol	178.0	—	176.0	—	181.0	4.0
Piedemonte Region
Gross development wells owned and operated by Ecopetrol	1.0	—	1.0	—	2.0	—
Total gross development wells owned and operated in Colombia	222.0	—	198.0	1.0	205.0	6.0
Associated Operations
Gross development wells in joint ventures	99.0	1.0	128.0	2.0	131.0	—
Net development wells	48.6	0.4	67.2	0.5	79.8	—
Total gross development wells in joint ventures Ecopetrol S.A. in Colombia (2)	99.0	1.0	128.0	2.0	131.0	—
Total net development wells in joint ventures Ecopetrol S.A. in Colombia (3)	48.6	0.4	67.2	0.5	79.8	—
Total gross development wells Ecopetrol S.A. in Colombia	321.0	1.0	326.0	3.0	336.0	6.0
Total net development wells Ecopetrol S.A. in Colombia (3)	270.6	0.4	265.2	1.5	284.8	6.0
(1)	Includes only wells that were drilled and completed or plugged and abandoned
(2)	The decrease in the number of wells under joint ventures is related to the acquisition of a 45% stake in CPO09 in 2025. As of 2025, CPO09 is included within owned and operated wells in Colombia.
(3)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

The following tables set forth activities by geographical area, including the number of gross and net wells in the process of being drilled, completed, or waiting on completion for the year ended December 31, 2025.

Table 10 – Ecopetrol S.A.’s Gross and Net In Process Wells

	For the year ended December 31, 2025
	Drilled
	but not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
COLOMBIA
Central Region
Gross in process wells owned and operated by Ecopetrol	—	—	1.0	7.0
Orinoquía Region
Gross in process wells owned and operated by Ecopetrol	2.0	—	1.0	3.0
Andina Oriente Region
Gross in process wells owned and operated by Ecopetrol	3.0	2.0	5.0	2.0
Piedemonte Region
Gross in process wells owned and operated by Ecopetrol	—	1.0	1.0	0.0
Total gross in process wells owned and operated in Colombia	5.0	3.0	8.0	12.0
Associated Operations
Gross in process wells in joint ventures	3.0	—	3.0	2.0
Net in process wells (1)	1.1	—	1.5	0.6
Total gross in process wells in joint ventures Ecopetrol S.A.	3.0	—	3	2.0
Total net in process wells in joint ventures Ecopetrol S.A. (1)	1.1	—	1.5	0.6
Total gross in process wells Ecopetrol S.A. in Colombia	8.0	3.0	11.0	14.0
Total net in process wells Ecopetrol S.A. in Colombia (1)	6.1	3.0	9.5	12.6

(1)

Net wells correspond to the sum of wells owned and operated by Ecopetrol plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

Production Acreage

The following table sets forth Ecopetrol S.A.’s developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2025.

Table 11 – Ecopetrol SA.’s Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production in Colombia

	For the year ended December 31, 2025
	Developed		Undeveloped
	Gross	Net (Acres)	Gross	Net (Acres)

Ecopetrol S.A.	435,352	376,131	3,940,804	2,992,223

Gross and Net Productive Wells

The following table sets forth Ecopetrol S.A.’s total gross and net productive wells by region for the year ended December 31, 2025.

Table 12 – Ecopetrol S.A.’s Gross and Net Productive Wells by Region (1)(2)

	For the year ended December 31, 2025
	Crude Oil(3)		Natural Gas(4)
	Gross	Net(5)	Gross	Net(5)

	(Number of wells)
COLOMBIA
Central Region	3,078	2,559	8	7
Orinoquía Region	964	963	3	3
Andina Oriente Region	1,758	1,752	2	2
Piedemonte Region	224	224	14	14
Associated Operations	1,595	893	26	15
Total	7,619	6,391	53	41
(1)	The table reflects the productive wells that directly contribute to hydrocarbon production and therefore excludes wells used for injection, disposal, water abstraction, or other similar activities.
(2)	Includes only wells that were drilled and completed.
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

In 2025, the subsidiaries’ production in Colombia came from Hocol, with a production of 35.3 mboed, which represents 4.7% of the Ecopetrol Group’s total production.

Crude Oil Production

The following table sets forth our average daily crude oil production from Hocol, prior to deducting royalties, for the periods indicated.

Table 13 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2025	2024	2023

	(Thousand bpd)
COLOMBIA
Hocol
Joint venture operation	3.95	3.49	1.77
Direct operation	17.56	14.53	15.25
Total Hocol	21.51	18.02	17.02
Total Average Daily Crude Oil Production (Subsidiaries in Colombia)	21.51	18.02	17.02

Natural Gas Production

The following table sets forth our subsidiaries’ average daily natural gas production, prior to deducting royalties, for the periods indicated.

Table 14 – Ecopetrol S.A.’s Subsidiaries in Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2025		2024		2023
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
COLOMBIA
Hocol
Joint venture operation	0.94	5.74	2.62	14.95	3.12	17.80
Direct operation	12.83	73.12	14.26	81.29	15.31	87.26
Total Hocol	13.77	78.47	16.88	96.24	18.43	105.06
Production Tests	—	—	—	—	—	—
Total Average Daily Gas Production (Subsidiaries in Colombia)	13.77	78.47	16.88	96.24	18.43	105.06

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd.

Development Wells

The following table sets forth the number of gross and net development wells drilled and completed exclusively by our subsidiaries and in their joint ventures in Colombia for the periods indicated.

Table 15 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Development Wells (1)

	For the year ended December 31,
	2025		2024		2023
	Productive	Dry	Productive	Dry	Productive	Dry
	Wells	Wells	Wells	Wells	Wells	Wells

	(Number of wells)
Hocol
Gross development wells owned and operated by Hocol	6.0	—	3.0	—	14.0	1.0
Gross development wells in joint ventures			—	—	2.0	—
Net development wells(2)	6.0	—	3.0	—	15.0	1.0
Total gross development wells owned and operated in Colombia	6.0	—	3.0	—	14.0	1.0
Total gross development wells in joint ventures in Colombia	—	—	—	—	2.0	—
Total net development wells (Subsidiaries in Colombia)(2)	6.0	—	3.0	—	15.0	1.0
(1)	Includes only wells that were drilled and completed.
(2)

Net wells correspond to the sum of wells owned and operated by us plus the net wells in our associated operations. Net wells in the associated operations are the result of our working interest in wells owned in joint ventures with our partners, as defined in the contract obligations.

There were no gross and net in process wells drilled and completed exclusively by our subsidiaries and in their joint ventures in Colombia for the year ended December 31, 2025.

Production Acreage

The following table sets forth our subsidiaries developed and undeveloped gross and net acreage of crude oil and natural gas production in Colombia for the year ended December 31, 2025.

Table 16 – Ecopetrol S.A.’s Subsidiaries in Colombia Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production

	For the year ended December 31, 2025
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
Hocol	64,270.3	40,358.0	49.3	49.3
Total	64,270.3	40,358.0	49.3	49.3

The following table sets forth the expiration dates of material concentrations of the Company’s consolidated undeveloped acreage by geographic area as of December 31, 2025.

Table 17 – Undeveloped Production Acreage as of December 31, 2025 by Expiration Year

	For the year ended December 31,
	2026		2027		2028		2029		2030 and beyond
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net

	(Acres)
COLOMBIA
Ecopetrol S.A.(1)	—	—	—	—	—	—	—	—	509,917	509,917
Hocol	—	—	—	—	—	—	—	—	—	—
Total Colombia	—	—	—	—	—	—			509,917	509,917
UNITED STATES OF AMERICA
Ecopetrol America LLC	—	—	—	—	—	—	—	—	—	—
Ecopetrol Permian LLC(2)	2,862	2,862			160	160
Total United States of America	2,862	2,862			160	160
(1)

Inclusive of potentially material areas with an expiration date. Areas which represent more than 5% of the total net undeveloped areas are considered material. Areas that can be developed until their resources are exhausted or until they need to be reverted to their owners, are not included.

(2)	Net acres correspond to our share and only include acreage under direct operation by Occidental Petroleum. Non-operated acreage is not included because they are not considered material.

Gross and Net Productive Wells

The following table sets forth our subsidiaries’ total gross and net productive wells in Colombia for the year ended December 31, 2025.

Table 18 – Ecopetrol S.A.’s Subsidiaries in Colombia Gross and Net Productive Wells(1)(2)

	For the year ended December 31, 2025
	Crude Oil(3)		Natural Gas(4)
	Gross	Net(5)	Gross	Net(5)

	(Number of wells)
Hocol	374.0	339.5	46.0	28.9
Total (Subsidiaries in Colombia)	374.0	339.5	46.0	28.9
(1)	The table reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used for injection, disposal, water abstraction or other similar activities.
(2)	Includes only wells that were drilled and completed.
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

In 2025, the subsidiaries’ production outside Colombia came from Ecopetrol America LLC and Ecopetrol Permian LLC. In 2025, the production obtained from these two companies was 112.17 mboed, which represents 15% of the Ecopetrol Group’s total production.

Crude Oil Production

The following table sets forth our average daily crude oil production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 19 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Crude Oil Production

	For the year ended December 31,
	2025	2024	2023

	(Thousand bpd)
UNITED STATES OF AMERICA
Ecopetrol America LLC	8.29	6.68	5.86
Ecopetrol Permian LLC	55.85	53.69	38.61
Total average daily crude oil production (International)	64.14	60.37	44.47

Natural Gas Production

The following table sets forth our average daily natural gas production outside Colombia, prior to deducting royalties, for the periods indicated.

Table 20 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Average Daily Natural Gas Production

	For the year ended December 31,
	2025		2024		2023
	Thousand		Thousand		Thousand
	bpd	mmcfpd	bpd	mmcfpd	bpd	mmcfpd
UNITED STATES OF AMERICA
Ecopetrol America LLC	1.09	6.21	0.83	4.73	0.95	5.41
Ecopetrol Permian LLC	46.94	122.89	40.06	102.34	27.82	70.11
Total average daily natural gas production (International)	48.03	129.10	40.89	107.07	28.77	75.52

Note: Conversion between mcfpd and boepd is performed at 5,700 mcfpd to 1 boepd. Conversion was done only in respect of natural gas since natural gas liquids cannot be converted into mcfpd. Therefore, when the Company’s natural gas production is measured in boepd, it is higher as that includes natural gas and natural gas liquids. The sales of natural gas liquids by Ecopetrol S.A.’s subsidiaries outside Colombia represented less than 23% of the consolidated production by Ecopetrol S.A.’s subsidiaries outside Colombia for the periods presented in this annual report.

Development Wells

The following table sets forth the number of gross and net development wells outside Colombia, drilled and completed exclusively by us and in joint ventures for the periods indicated.

Table 21 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Development Wells(1)

	2025		2024		2023
	Productive	Dry	Productive	Dry	Productive	Dry
Number of wells	Wells	Wells	Wells	Wells	Wells	Wells
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross development wells	—	—	1	—	2.0	—
Net development wells(2)	—	—	0.2	—	0.6	—
Ecopetrol Permian LLC
Gross development wells	111.0	2.0	105.0	2.0	111.0	—
Net development wells(2)	58.3	0.9	61.0	1.1	67.5	—
Total gross wells (International)	111.0	2.0	106.0	2.0	113.0	—
Total net wells (International)(2)	58.3	0.9	61.2	1.1	68.1	—
(1)	Includes only wells that were drilled and completed.
(2)	Net wells correspond to the sum of wells entirely owned by us or our subsidiaries and our ownership percentage of wells owned in joint ventures with our partners.

Table 22 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net In Process Wells

	For the year ended December 31, 2025
	Drilled
	but not		Being	Being
	completed	Mobilization	drilled	completed

	(Number of wells)
UNITED STATES OF AMERICA
Ecopetrol America LLC
Gross in process wells	—	—	—	—
Net in process wells(1)	—	—	—	—
Ecopetrol Permian LLC(2)
Gross in process wells	8.0	—	2.0	—
Net in process wells(1)	4.7	—	1.2	—
Total gross in process wells (International)	8.0	—	2.0	—
Total net in process wells (International)(1)	4.7	—	1.2	—
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

Production Acreage

The following table sets forth our developed and undeveloped gross and net acreage of crude oil and natural gas production outside Colombia for the year ended December 31, 2025.

Table 23 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Developed and Undeveloped Gross and Net Acreage of Crude Oil and Natural Gas Production

	For the year ended December 31, 2025
	Developed		Undeveloped
	Gross	Net	Gross	Net

	(Acres)
UNITED STATES OF AMERICA
Ecopetrol America LLC	56,420	14,772	—	—
Ecopetrol Permian LLC(1)	56,983	44,193	3,021	3,021
Total (International)	113,403	58,965	3,021	3,021
(1)	Inclusive of acreage held by production.

Gross and Net Productive Wells

The following table sets forth our total gross and net productive wells outside Colombia for the year ended December 31, 2025.

Table 24 – Ecopetrol S.A.’s Subsidiaries Outside Colombia Gross and Net Productive Wells(1)

	For the year ended
	December 31, 2025
	Crude Oil
	Gross	Net

	(Number of wells)
UNITED STATES OF AMERICA
Ecopetrol America LLC	10.00	5.15
Ecopetrol Permian LLC(1)	531.00	288.03
Total (International)	541.00	293.18
(1)	The table reflects productive wells that directly contribute to hydrocarbons production and therefore excludes wells used operated by others (OBO), used for injection, disposal, water abstraction or other similar activities.
3.5.2.3	Unconventional Hydrocarbons

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

On 2022, the Government of Colombia (Ministry of Mines and Energy and Ministry of Environment and Sustainable Development) announced a change in the energy policy of the country, according to which it seeks to prohibit activities related to the application of the technique known as “fracking”, including the prohibition of the Integral Research Pilot Projects PPII which were being executed through the referred CEPIs. In connection with said new policy, on September 9, 2022, Ecopetrol S.A and ExxonMobil requested to the ANH the suspension of the CEPIs.

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

After failed attempt with bills proposed in 2022 and 2024, a new bill to prohibit fracking was proposed to the legislative branch in 2025. Ecopetrol is currently awaiting the outcome of the legislative process in the Colombian Congress regarding such bill.

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

See section Business Overview—Exploration and Production—Production Activities—Production Activities Outside Colombia.

As of January 1, 2022, the Rodeo JV agreement with the Company and Occidental Petroleum was amended to provide Ecopetrol access to a larger production stake (75%) and adjust the carry obligation in the Midland area of the Permian Basin. On June 17, 2022, Ecopetrol Permian LLC (a subsidiary of Ecopetrol) signed a Joint Development Agreement with certain Occidental Petroleum subsidiaries to conduct drilling and production programs from 2022 to 2027, in an area of approximately 21,000 acres located in Permian Basin. The agreement allowed Ecopetrol to expand its presence in Permian with an approximately 49% interest stake of drilling and production programs in this area. On September 11, 2023, Ecopetrol announced certain adjustments to its 2040 Strategy, including that unconventional hydrocarbon exploration activities will not be pursued in Colombia, among other updates.

See section 2040 Strategy: Energy That Transforms.

On February 3, 2025, Ecopetrol and Oxy announced they reached an agreement to extend the Midland development plan, in the Permian Basin, until June 2026. Prior to the expiration of that term, on February 13, 2026, Ecopetrol and Oxy agreed to further extend the development plan in the Midland sub-basin, in the Permian area (Texas, United States) that includes the drilling of 39 development wells that will be executed between July 2026 and July 2027, with an estimated investment of USD 235 million, under the joint venture established in July 2019. The agreement allows the partners to evaluate a potential future extension of the development plan, depending on macroeconomic conditions, industry dynamics, and the interests of the partners. The activity covered by this agreement, together with the wells currently under execution, represents an estimated investment plan for Ecopetrol Permian of approximately USD 300 million in 2026, and an average production range (before royalties) of 75 to 78 mboed for the year. Ecopetrol and Oxy expect to keep the Joint Development Agreement (JDA) for the development of the Delaware subbasin active, which is expected to remain in place until July 2027.

For more information, see section Business Overview—Applicable Laws and Regulations and section Risk Review—Risk Factors—Risks Related to Our Business.

3.5.2.4	Marketing of Crude Oil and Natural Gas

In 2025, we sold 970.5 mboed, out of which 456.8 mboed represented sales of fuels and petrochemicals (47%), 429.1 mboed represented sales of crude oil (44%), and 84.6 mboed sales of natural gas (9%).

Crude Oil Export Sales

In 2025, crude oil export sales totaled 429.1 mboed and decreased by 16.8 mboed compared to 2024, mainly due to lower purchases of crude oil from third parties (15 mboed), which reduced the volumes available for export as a greater share of own production was directed to supply the refineries’ crude diet. Our crude oil export sales are traded both in the spot and contract markets, primarily to refiners in Asia and the United States.

The Castilla blend is the main type of crude oil for export sales, with 237 mboed sold during 2025 (a 55% share of the crude oil basket) followed by the Apiay blend with 74.9 mboed (a 17% share of the crude oil basket), the Mares blend with 29.6 mboed (a 7% share of the crude oil basket) and the domestic crudes from Ecopetrol Permian LLC with 41.7 mboed (a 10% share of the crude oil basket).

We distribute our exports to markets that offer the best value for crude oil. In 2025, the Asian market was the primary destination, accounting for 50% of crude oil exports, followed by the United States market at 45%. Colombian crude oil flows to Asia were driven by above-average refining runs over the past five years, primarily in China, as well as increased crude oil demand from India. The United States maintained its appetite for our heavy crude oils to maximize margins at its complex refineries.

Moreover, volatility in the production of regional competitors has given refiners in the United States, India, and other markets an incentive to diversify their supply sources, which in turn has opened opportunities for Colombian producers. Our crude basket realization price decreased by USD 9.7/Bl year over year, due to market conditions.

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

The table below sets forth the volumes of crude oil purchased from our business partners and third parties and volumes of crude oil purchased from the ANH from royalties for the years ended on December 31, 2025, 2024 and 2023.

Table 25 – Ecopetrol Consolidated Crude Oil Purchases

	For the year ended December 31,
	2025	2024	2023

	(Million barrels)
Crude oil purchased from ANH royalties	31.4	35.5	32.1
Crude oil purchased from third parties	36.3	42.7	42.7
Crude oil imported from third parties	21.8	16.8	23.0

During 2025, part of our crude strategy was centered on increasing the purchase and subsequent commercialization of crude oil from third parties, which enables further optimization of the supply chain and margin capture.

Imports of Diluents

In 2025, we increased the imports of diluent by 6% (1.7 mboed) compared to 2024, due to higher crude sales. Diluent is used to transport heavy crudes through the pipeline system.

Natural Gas Sales

We sell natural gas to distribution companies through firm, interruptible and conditional contracts. These distributors supply natural gas to the residential market, as compressed natural gas for vehicles market and to large industrials in Colombia. We also market and sell natural gas directly to the industrial sector and to gas-fired power plants.

Our natural gas sales and self-consumption in 2025 decreased by 12.5% (-14.82 mboed) compared to 2024, mainly due to the decrease in production from large fields and external events that affected production (-17.8 mboed), which was partially offset by the increase in the Permian and Ecopetrol America LLC sales. (+3.0 mboed).

Gas Supply

Ecopetrol has structured a strategy to address the decline in national gas production over the next 15 years. In a first phase (2026–2030), the focus is on short- and medium-term solutions to meet demand through imported gas via the Caribbean and Pacific coasts. Ecopetrol expects to procure LNG on the international market, in accordance with applicable regulations and internal governance policies. In this context, in August 2025, eighteen (18) firm contracts subject to conditions were executed for the commercialization of 60 GBtud of imported natural gas through Buga, located in Valle del Cauca in southwestern Colombia, following the contracting of regasification capacity in February 2025.

In a second phase (2030–2040), supply will be supported by the development of organic offshore and onshore gas production. Accordingly, in December 2025, Ecopetrol and Petrobras successfully concluded the commercialization process for gas from the Sirius field, achieving the sale of 100% of the offered volumes (up to 249 MMscfd) through the execution of 66 firm contracts subject to conditions with 17 agents, for a period of up to six years starting in 2030.

Natural Gas Delivery Commitments

The table below sets forth the commitments we have in Colombia under firm contracts with local natural gas distribution companies, local industries, gas-fired power generators and internal agreements with our refineries and fields.

Table 26 – Ecopetrol Consolidated Natural Gas Delivery Commitments

	For the year ended December 31,
	2026	2027	2028	2029

	(GBtud)
Volume for sales third parties	227.52	203.40	115.10	59.05
Volume for self-consumption	142.81	154.80	154.35	150.24
Volume for intercompany sales	70.11	76.20	86.71	77.24
Total Commitments	440.44	434.40	356.16	286.53

The table above is based on current contracts of Ecopetrol S.A. and the official report made to the Ministry of Mines and Energy in 2025. Self-consumption volumes decreased over time as a result of more efficient operations in our refineries. Third party volumes do not include potential production coming from exploration projects. According to current regulations, these volumes will be committed and commercialized after declaring exploratory success.

3.5.3	Reserves

The reserves reporting process was conducted in accordance with SEC definitions and rules set forth in Rule 4-10(a) of Regulation S-X and the disclosure guidelines contained in the SEC’s Modernization of oil and gas reporting final rule dated December 31, 2008, and effective as of January 1, 2010.

The estimated reserve amounts presented in this annual report, as of December 31, 2025, are based on the average price during the 12-month period prior to the ending date of the period covered in this annual report, determined as the unweighted arithmetic averages of the prices in effect on the first day of the month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. For 2025, the average ICE Brent price was USD 68.64/Bl.

Our crude oil and natural gas net proved reserves include reserves from Ecopetrol S.A. and our subsidiaries located in the United States, and from Hocol’s assets in Colombia.

Estimated Net Proved Reserves

The following table sets forth our estimated net proved developed reserves of crude oil and gas by region for the years ended December 31, 2025, 2024 and 2023.

Table 27 – Net Proved Developed Reserves

		North
	Colombia	America	Total
Net Proved Developed oil reserves in million barrels oil equivalent
As of December 31, 2025	1,076.2	66.0	1,142.2
As of December 31, 2024	971.9	56.5	1,028.9
As of December 31, 2023	969.2	56.8	1,026.0
Net Proved Developed NGL reserves in million barrels oil equivalent
As of December 31, 2025	30.4	31.7	62.1
As of December 31, 2024	33.4	25.4	58.8
As of December 31, 2023	37.3	19.4	56.7
Net Proved Developed gas reserves in billion standard cubic feet
As of December 31, 2025	1,375.1	163.4	1,538.5
As of December 31, 2024	1,622.4	127.6	1,750
As of December 31, 2023	1,906.4	100.9	2,007.3
Net Proved Developed oil, NGL and gas reserves in million barrels oil equivalent
As of December 31, 2025	1,347.8	126.4	1,474.2
As of December 31, 2024	1,289.9	104.3	1,394.2
As of December 31, 2023	1,341.0	93.9	1,434.9

Note: Totals may not exactly equal the sum of the individual entries due to rounding.

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties, in cash or in-kind. The ANH’s Resolution 877 of 2013 as amended by Resolution 640 of 2014 and Resolution 165 of 2015 require natural gas royalties to be paid in cash. The main producing gas fields are Cupiagua, Pauto, Cusiana, Chuchupa and Cupiagua Sur. Similarly, in 2025, the ANH’s Resolution 0977 was published, requiring that oil royalties for the CP09, Caño Sur, Cubarral, Rubiales, and Magdalena Medio–Yarigui Cantagallo Contracts be paid in cash. These resolutions have the effect of determining the amount to be paid in royalties, based on property rights to the total volume of natural gas or oil produced, without deductions on account of royalties.

Ecopetrol S.A. owns 100% of Cenit, a subsidiary that operates in Colombia and is dedicated to the storage and transportation of hydrocarbons through pipelines and of refined products through multipurpose pipelines. Cenit provides transportation services for the entire Ecopetrol Group, and Cenit is fully consolidated into our consolidated results of operations. Therefore, the difference between the tariffs set by the Ministry of Mines and Energy and the real transportation costs (fixed and variable operating expenses) does not affect our consolidated income statement. Thus, in presenting our reserves information in the 2023, 2024 and 2025 annual reports, we have used our real transportation costs, rather than the regular tariffs set by the Ministry of Mines and Energy.

The following table summarizes our proved oil, NGL and natural gas reserves, which includes 19 million barrels of fuel oil, 238.0 billion standard cubic feet of fuel gas within our natural gas results, 219.9 billion cubic feet of gas royalties, and 95.8 million barrels of oil royalties, as of December 31, 2025. Of the total of 126.4 mmboe of proved developed reserves within North America, 114.6 mmboe corresponds to unconventional reservoirs within the Permian Basin, and 11.8 mmboe correspond to Gulf of Mexico (aka Gulf of America) fields. Moreover, of the total of 56.8 mmboe of proved undeveloped reserves within North America, 55 mmboe corresponds to unconventional reservoirs within the Permian Basin, and 1.8 mmboe corresponds to Gulf of Mexico (aka Gulf of America) fields.

Table 28 – Proved Oil, NGL and Natural Gas Reserves for 2025

			Natural	Total Oil
		NGL	Gas	and Gas
	Oil (mmb)	(mmb)	(bcf)	(mmboe)
PROVED DEVELOPED RESERVES
Colombia	1,076.2	30.4	1,375.1	1,347.8
International
North America	66.0	31.7	163.4	126.4
South America	—	—	—	—
TOTAL PROVED DEVELOPED RESERVES	1,142.2	62.1	1,538.5	1,474.2
PROVED UNDEVELOPED RESERVES
Colombia	385.7	4.4	132.0	413.3
International
North America	25.1	16.9	84.2	56.8
South America	—	—	—	—
TOTAL PROVED UNDEVELOPED RESERVES	410.8	21.3	216.2	470.1
TOTAL PROVED RESERVES	1,553.0	83.4	1,754.7	1,944.3

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

Table 29 – Proved Oil, NGL and Natural Gas Reserves for 2024

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

Table 30 – Proved Oil, NGL and Natural Gas Reserves for 2023

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

Changes in Proved Reserves

Table 31 – Changes in Proved Reserves

	For the year ended December 31,
	2025	2024	2023

	(Mmboe)
Revisions of previous estimates	140.8	84.4	8.9
Improved Recovery	142.6	97.0	93.1
Extensions and discoveries	16.1	49.2	17.2
Purchases	—	35.4	—
Sales	—	(6.3)	—
Total reserves additions	299.5	259.6	119.3
Production	(248.0)	(249.7)	(247.5)
Net change in proved reserves	51.6	10.0	(128.2)

Note: Totals may not exactly equal the sum of the individual entries due to rounding.

Reserves Replacement

The reserves replacement ratio is defined as the sum of additions and revisions of proved reserves divided by produced volumes in any given period. The following table presents the changes in reserves in each category relating to the reserve replacement ratio for the years 2025, 2024 and 2023.

The reserves replacement ratio for 2025 was 121% compared to 104% in 2024 and 48% in 2023.

The average replacement ratio for the last three years was 91%.

Table 32 – Reserves Replacement Ratio (Including Purchases and Sales)

	For the year ended December 31,
	2025	2024	2023
Annual	121%	104%	48%
Three-year average	91%	85%	117%

Revisions of Previous Estimates

In 2025, revisions increased reserves by 140.8 million boe, mainly as a result of:

(i)

As discussed above, beginning on January 1, 2026, the oil royalties for the CP09, Caño Sur, Cubarral, Rubiales, and Magdalena Medio–Yarigui Cantagallo Contracts are to be paid in cash, therefore they are considered a financial obligation and are no longer deducted from net reserves. As a result, reported reserves increased by 95.8 million boe in 2025.

(ii)

An increase of 4.5 mmboe as a result of the agreement executed by and among ANH and Ecopetrol in 2025, by means of which it was agreed that the payments related to the E&P Campos Tello y la Jagua for the oil and gas produced from the Tello and La Jagua fields are to be paid in cash, and therefore, included in reserves pursuant to applicable legislation.

(iii)	New development projects in Caño Sur, Akacias, Rubiales, Lisama, Yarigui and Palagua fields resulted in a 32.4 million boe increase in reserves.
(iv)	An increase of 38.6 mmboe in reserves due to better performance in development activities in existing fields, including the La Cira- Infantas, Pauto, Quifa, Rubiales and Nare Area fields.
(v)	A decrease of 33.7 mmboe in reserves due to depletion of gas fields including Gibraltar, Chuchupa, Cupiagua, Recetor and Cusiana.
(vi)	A reserve growth of 3.2 mmboe, resulted from development efforts and strong well performance in other fields.

In 2024, revisions increased reserves by 84.4 mmboe, mainly as a result of:

(i)

An increase of 51.5 mmboe in reserves due to better performance in development activities in existing fields, including the Caño Sur, Chichimene, Castilla, Pauto, La Cira- Infantas, Apiay-Suria, Caño Limon, Palagua and Nare Area fields, among others.

(ii)	A decrease of 36 mmboe in reserves due to depletion of gas fields including Ballena, Chuchupa, Cupiagua and Gibraltar among others.
(iii)	An increase of 15.7 mmboe in reserves due to new projects mainly in the Palogrande and Cupiagua fields.
(iv)

An increase 14.4 mmboe as a result of the agreement executed by and among ANH and Ecopetrol in 2024, by means of which it was agreed that the payments related to the E&P Contract CPO-9 for the oil and gas produced from the Akacias field are to be paid in cash, and therefore, included in reserves pursuant to applicable legislation.

(v)	An increase of 30.9 mmboe in reserves due to better performance in North American fields.
(vi)	7.9 mmboe, increase in reserves was due to varying increases due to development activities and good well performance in other fields.

In 2023, revisions increased reserves by 9 mmboe, mainly as a result of:

(i)	An increase of 67 mmboe in reserves due to new projects and better performance in development activities in different fields; mainly in the Rubiales, Castilla Asset and Caño Sur fields.

(ii)

A decrease of 58 mmboe, due to economic factors, primarily the decrease in oil prices, and the ICE Brent crude price decreasing by 15.5% in 2023 as compared to 2022, which resulted in the lowering of economic limits in some of our fields and an increase of operating costs.

Improved Recovery

In 2025, improved recovery activities boosted reserves by 142.6 million boe. This growth primarily resulted from the identification of new proved areas through water flooding in fields such as Castilla, Akacias, Chichimene, Suria, Apiay, and La Cira-Infantas, as well as from optimizing gas injection at the Pauto and Floreña fields.

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

Table 33 – Changes in Proved Reserves Attributed to Extensions and Discoveries

	For the year ended December 31,
	2025	2024	2023

	(Mmboe)
Extensions and discoveries
Total change	16.1	49.2	17.2
Proved Undeveloped Reserves Change	3.3	39.7	10.4
Change from unproved to proved developed reserves	12.7	9.4	6.8

Note: Totals may not exactly equal the sum of the individual entries due to rounding.

The difference between the change of developed proved reserves and undeveloped proved reserves is related to the drilling of new wells on an unproved acreage that led to new proved producing reserves.

The Company’s extensions and discoveries during 2025 amounted to 16.1 mmboe, primarily due to extensions of proved acreage, which in turn were mainly from activities in newly proved areas in Ecopetrol Permian fields, which accounted for 11.6 mmboe of the increase. The remaining 3.1 mmboe corresponds to small changes in different fields and 1.41 million in newly discovered reservoirs in Loma Larga and Arauca fields and Lorito as new field.

The Company’s extensions and discoveries during 2024 amounted to 49.2 mmboe, primarily due to extensions of proved acreage, which in turn were mainly from activities in new proved areas in the Rubiales and Caño Sur fields, among others, which accounted for 34.8 mmboe of the increase. The remaining 14.4 mmboe corresponds to 6.1 million in small changes in different fields and 8.3 million in newly discovered fields (Arrecife, Saltador and Toritos fields).

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

Purchases

In 2025, there were no purchases or acquisitions of reserves.

In 2024, Ecopetrol acquired the remaining 45% of its participation in the CPO-09 Block of Repsol Colombia Oil & Gas Limited (“Repsol”), for an amount of USD 452 million, making it the holder of 100% of the participation interest in the block, a strategic asset in the Piedemonte Llanero. This transaction is the result of the exercise of the right of first refusal by Ecopetrol, within the framework of the Joint Operation Agreement (JOA). This purchase increased Ecopetrol’s proved reserves by 31.7 mmboe.

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

Sales

In 2025, there were no sales of reserves.

In 2024, Ecopetrol S.A., through its wholly owned subsidiary, Ecopetrol Permian LLC, and acting within the joint venture with Occidental Midland Basin LLC, sold all acreage of 4,967 acres net to the joint venture that comprised the Saint Andrews field area. The result of the sale reduced Ecopetrol’s proved reserves by 6.3 mmboe.

In 2023, there were no sales of reserves.

Development of Reserves

As of December 31, 2025, our total proved undeveloped oil and gas reserves amounted to 470.1 mmboe, 81% of which is related to development activities at the Rubiales, Caño Sur Este, Akacias, Castilla Asset, Chichimene Asset, Pauto, Palogrande, Quifa, Floreña, La Cira, Infantas and Suria in Colombia, among others, and 12.1% of which is related to development activities in North American fields; which is broken down as follows: 96.8% corresponding to unconventional reservoirs within Permian and Delaware basins and the other 3.2% corresponding to Gulf of Mexico (aka Gulf of America) fields.

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

As of December 31, 2023, our total proved undeveloped oil and gas reserves amounted to 447.9 mmboe, 73% of which was related to development activities at the Rubiales, Castilla Asset, Chichimene Asset, Caño Sur Este, Pauto, Cupiagua, Recetor, Akacias, Quifa and La Cira fields in Colombia, among others, and 27% of which was related to development activities in North American fields; which is broken down as follows: 25% corresponding to unconventional reservoirs within Permian and Delaware basins and the other 2% corresponding to Gulf of Mexico (aka Gulf of America) fields. The proved undeveloped reserves estimated for the Rubiales, and Caño Sur Este fields included locations with production start dates that extend beyond the five-year initial disclosure period and were associated with the water-handling capacities in these fields. Similarly, the development plan of La Cira and Infantas fields includes investments beyond the next five years, because the current waterflooding project requires the drilling of new injector wells and beginning the water injection before drilling of producers in the same pattern. These exemptions were reviewed and approved by an external certification agent.

The following table reflects the developed and undeveloped proved reserves estimates through the past three fiscal years.

Table 34 – Developed and Undeveloped Proved Reserves

				Total Oil
	Oil	NGL	Natural Gas	and Gas
	(mmb)	(mmb)	(bcf)	(mmboe)
2025 Proved Reserves
Developed	1,142.2	62.1	1,538.5	1,474.2
Undeveloped	410.8	21.3	216.2	470.1
2024 Proved Reserves
Developed	1,028.4	58.8	1,750.0	1,394.2
Undeveloped	400.4	34.0	365.5	498.5
2023 Proved Reserves
Developed	1,026.0	56.7	2,007.3	1,434.9
Undeveloped	358.1	30.4	338.6	447.9

Changes in Undeveloped Proved Reserves

The following table reflects the main changes in undeveloped proved reserves as of December 31, 2025, 2024, and 2023.

Table 35 – Changes in Undeveloped Proved Reserves

	For the year ended December 31,
	2025	2024	2023

	(Mmboe)
Consolidated companies
Revisions of previous estimates	29.5	41.3	(91.1)
Improved Recovery	65.0	75.9	22.8
Extensions and discoveries	3.3	39.7	10.4
Purchases	—	16.5	—
Sales	—	(6.3)	—
Proved undeveloped converted to proved developed	(126.2)	(116.6)	(129.0)
Net change in unproved reserves	(28.4)	50.5	(186.9)

The conversion rate used is 5,700 standard cubic feet = 1 barrel of oil equivalent.

Totals may not exactly equal the sum of the individual entries due to rounding.

Of the total amount of proved undeveloped reserves that we had at the end of 2024 (498.5 mmboe), we converted approximately 126.2 mmboe, or 25%, to proven developed reserves during 2025. Approximately 71% of the total conversion is mainly associated with the development of crude oil and gas projects in Caño Sur, Rubiales, Akacias, Castilla, Chichimene Arrecife and Pauto, among others, and 29% is associated with development execution in fields in the United States, 100% of the total volume within United States corresponds to unconventional fields within the Permian and Delaware basins. Investments made during 2025 to convert proved undeveloped reserves to proved developed reserves totaled USD 1,031 million in cash.

Of the total amount of proved undeveloped reserves that we had at the end of 2023 (447.9 mmboe), we converted approximately 116.6 mmboe, or 26%, to proven developed reserves during 2024. Approximately 73% of the total conversion is mainly associated with the development of crude oil and gas projects in Caño Sur, Rubiales, Castilla, Chichimene Cupiagua and Pauto, among others, and 27% is associated with development execution in fields in the United States, 100% of the total volume within United States corresponds to unconventional fields within the Permian and Delaware basins. Investments made during 2024 to convert proved undeveloped reserves to proved developed reserves totaled USD 1,145 million in cash.

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

Reserves Process

The Ecopetrol Group follows international standards for estimating, classifying, and reporting reserves, as defined in SEC regulation. Our reserves process is coordinated by Fidel Antonio Delgado Loría, the Resources and Reserves Manager. Mr. Delgado Loría is a Petroleum Engineer with over 20 years of experience in the upstream sector of production business in the Ecopetrol Group and other companies in the oil and gas industry in Colombia and Venezuela. He holds his engineering degree from Universidad Central de Venezuela and a Financial Management Specialist degree from Pontificia Universidad Javeriana. He reports to the Hydrocarbon Chief Financial Officer. In addition, our reserves team is comprised of reserves coordinators who are geologists and petroleum engineers, each of them with more than 15 years of experience in reservoir characterization, field development, estimation, and reporting of reserves by SEC guidelines. This team supports and interacts with the specialists involved in the estimation and reporting process, following an established procedure with its corresponding internal controls. As in previous years, reserves are estimated and certified by recognized external independent engineers, this year consisting of DeGolyer and MacNaughton, GaffneyCline, and Ryder Scott Company, in compliance with the definitions of the Society of Petroleum Engineers and the applicable SEC rules. According to our corporate policy, we report the values of the reserves obtained from the external engineers, even if they are lower than our expected reserves.

The reserves estimation process ends when the Resources and Reserves Manager consolidates the results and together, with the Exploration, Development and Production Vice-President, presents the outcome to the Resources and Reserves Committee, which comprises the Ecopetrol Group’s CEO, CFO, Hydrocarbons Executive Vice-president and the Exploration, Development and Production Vice-President among others. Results are later presented to the audit and risk committee of the Board of Directors and finally reviewed and approved by the Board of Directors.

The Resources and Reserves unit, and the Exploration, Development and Production Vice-presidency presented the reserves balance to the Board of Directors, who approved it in February 2026. The aforementioned external independent engineering consultants have estimated and certified our proved reserves as of December 31, 2025. These external engineers estimated 99% of our estimated net proved reserves for the year ended December 31, 2025, 2024 and 2023. In accordance with these certifications, our reserves report complies with Rule 4-10 of Regulation S-X issued by the SEC. The reserves’ reports of the external engineers are included as exhibits to this annual report.

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

The following table reflects the estimated proved reserves of oil and gas as of December 31, 2023, 2024 and 2025, and the changes among such dates.

Table 36 – Estimated Proved Reserves of Oil and Gas

			South America
		North	excluding
	Colombia	America	Colombia	Total

	Net proved oil, NGL and gas reserves in mmboe
At December 31, 2023	1,669.0	213.8	—	1,882.8
Revisions	63.3	21.1	—	84.4
Improved Recovery	97.0	—	—	97.0
Extensions and Discoveries	49.2	—	—	49.2
Purchases	31.7	3.7	—	35.4
Sales	—	(6.3)	—	(6.3)
Production	(221.5)	(28.3)	—	(249.7)
At December 31, 2024	1,688.7	204.0	—	1,892.7
Revisions	142.2	(1.4)	—	140.8
Improved Recovery	142.6	—	—	142.6
Extensions and Discoveries	4.5	11.6	—	16.1
Purchases	—	—	—	—
Sales	—	—	—	—
Production	(216.9)	(31.1)	—	(248.0)
At December 31, 2025	1,761.1	183.1	—	1,944.3

For more information regarding the potential impacts of oil prices on our reserve estimates, see the sections Financial Review—Trend Analysis and Sensitivity Analysis and Risk Review—Risk Factors.

Totals may not exactly equal the sum of the individual entries due to rounding.

3.5.4	Joint Venture and Other Contractual Arrangements

We conduct our exploration and production segment through a variety of contractual arrangements with the Colombian Government or with third parties. Below is a general description of the main types of contractual arrangements to which we were a party as of December 31, 2025. For additional information, see Section 4.3.2 – Joint Ventures of the consolidated financial statements.

Association Contracts

Association contracts were introduced by Decree 2310 of 1974, as amended, and were entered into between private companies and Ecopetrol between 1975 and 2003. Through an association contract, Ecopetrol partners with a petroleum company or a consortium to explore and, upon successful discovery, exploit the found oil and gas resources. An operator is defined among them or hired as a third party.

Every association contract has specific terms and conditions for specific issues. This section will describe the common terms and conditions agreed in the association contracts. Under association contracts, the exploratory risk is entirely assumed by Ecopetrol S.A.’s contractual partner, the associate. If there is a discovery and Ecopetrol S.A. agrees that the relevant field is commercially viable, Ecopetrol S.A. intends to participate in the field’s development. A joint account is expected to be created, and Ecopetrol S.A. and the partner plan to participate in the expenses and investments in the proportions established in the corresponding contract. Ecopetrol S.A. intends to reimburse the direct exploratory expenses incurred by the contractual partner in the proportions established by the contract.

If Ecopetrol S.A. does not believe that the relevant field is commercially viable, the partner has the right to execute on its own all activities considered necessary for the field’s exploitation as a “sole risk operation”, and to be reimbursed for a defined percentage of all investments for such sole risk operation in accordance with the corresponding contract, if specific terms and conditions are complied with by Ecopetrol.

Every association contract provides for an executive committee that makes all technical, financial, and operational decisions if Ecopetrol S.A. has agreed that a field is commercially viable. All major decisions of this committee must be made unanimously.

The maximum term of an association contract is 28 years. The first six years of the contract are for the exploratory phase, which may be extended for one or two additional years at the partner’s request. The remaining time is for the exploitation phase. This type of contract, together with E&P contracts and special contracts (La Cira-Infantas and Teca-Cocorná fields), both of which are described below, are the most significant in terms of our production and proved reserves. According to CONPES Document 3245 of 2003, Ecopetrol has the possibility to evaluate the extension of the original term of an association contract. Under this framework, Ecopetrol may pursue an extension to better serve its economic interests instead of abandoning the asset or directly operating the oil and gas asset.

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

The initial phase of an incremental production contract has a term of up to three years, in which the contractual partner executes an initial work program approved by Ecopetrol S.A. in order to gain the right (but not the obligation) to continue with the second phase. If our partner decides to continue with the project for the second phase (the complementary phase), it must inform Ecopetrol S.A. in writing no later than 90 days prior to the termination date of the initial phase and deliver a proposed development plan for each covered field. The second phase is the production phase and has a maximum term of 22 years, minus the length of the initial phase.

Incremental production contracts provide for an executive committee that is responsible for making all decisions in order to approve, control and supervise all operations that take place during the duration of the contract. These contracts also provide for a steering committee, which is responsible for the supervision of the execution of the work programs, the 2026 Investment Plan, and other items.

Special Contracts

We are party to a joint venture for exploration and exploitation of “La Cira-Infantas” Area and of “Teca-Cocorná” Area.

These contracts between Ecopetrol S.A. and SierraCol Energy, formerly known as Occidental Andina LLC, which were executed on September 6, 2005, and June 24, 2014, respectively, have as their purpose, a joint collaboration between the parties with the goal of increasing the economic value of the La Cira-Infantas and the Teca-Cocorná fields, by means of hydrocarbon exploration and production activities, including, among others, an incremental production project to improve the recovery factor, process optimization, and exploratory activities.

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

The La Cira-Infantas joint venture is divided into three phases. The first phase lasted 180 days, the second lasted 730 days, and the third phase lasts up to the date on which the field reaches its commercial viability.

The incremental production, after deduction of the royalties, is owned 52% by Ecopetrol S.A. and 48% by SierraCol Energy. These same percentages apply to the participation in the operational and direct expenses. Adjustments to the participations for the benefit of Ecopetrol S.A. are expected to occur if there are high production levels or high prices.

The Teca-Cocorná joint venture is divided into two phases. The first phase lasted three years and was extended for an additional year until 2018; the second term is 20 years and could be reduced by the term of any extensions of the first phase.

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

The Teca- Cocorná Business Collaboration Agreement was mutually terminated by the parties on April 25, 2025, due to external circumstances that prevented the project’s completion. As of that date, Ecopetrol S.A is the sole holder of the Hydrocarbon Exploitation Convenio for the Teca- Cocorná Area.

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

Below, we include a brief description of each type of contract that we have entered with the ANH:

Technical Evaluation Agreements

This type of contract grants the contractor the exclusive right to develop technical evaluation operations with operational autonomy at its own cost and risk, seeking to appraise the hydrocarbon potential of an area under specific conditions, with the purpose of identifying the zones of prospective interest in the area by means of the execution of an exploratory program. The contractor has the option to request the conversion of a technical evaluation agreement (“TEA”) into one or more E&P contracts that cover the area of the TEA (or a portion thereof). The contractor will be subject to payment of rights for the use of the subsoil, other applicable economic compensation.

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

E&P contracts have three phases: (i) an exploration period of up to six years counted from the effective date, which may be extended for two additional years, (ii) an evaluation period of two years, assuming reserves are discovered, to determine the commercial potential of the discovered reserves, and (iii) a production period, with respect to each production field, which may last for up to 24 years plus extensions, counted from the date in which the commercial viability of the corresponding field is declared. The abovementioned terms were modified during ANH’s 2014 bidding round for unconventional and offshore reservoirs, resulting in an exploration period of nine years and a production period of 30 years. On June 29, 2018, a new model E&P contract was published by the ANH. In accordance with the new model for E&P contracts, offshore contracts entered into in or after 2019 will have evaluation periods of three, five, or seven years, depending on the depth of the water where the discovered reserves are located. In 2021, for the fourth round of its Permanent Area Assignment Process (Proceso Permanente para la Asignación de Areas or “PPAA” for its acronym in Spanish), the ANH introduced to the model of the E&P contract, the concept of an “economic value for the exclusivity” of exploration and production of a specific area. Such value must be expressed in dollar amounts and must be offered by each bidder to the ANH, as remuneration for receiving the exclusive exploration and production rights and acts as a guarantee for the obligations of the contractor during the exploration phase of the executed E&P contract.

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

3.6	Transport and Logistics
3.6.1	Transportation Activities

The transport and logistics segment includes the transportation of crude oil, motor fuels, fuel oil, and other refined products including diesel, jet, and biofuels. We conduct most of these activities through our wholly owned subsidiary Cenit and its subsidiaries.

The map below shows the locations of the main transportation networks owned by our business partners and us.

Graph 5 – Map of Oil Pipelines

Graph 6 – Map of Multi-purpose Pipelines

LEGEND
Port
Refined Oil Station - Ecopetrol Group
Refined Oil Station
Multiproduct Pipeline
TERMINAL P. COLORADOS
R. Cartagena
ATLÁNTICO
MAGDALENA
EL COPEY
CESAR
SUCRE
BOLÍVAR
AYACUCHO
NORTE DE SANTANDER
CHIMITA
GALÁN
ANTIOQUIA
SANTANDER
CISNEROS
SEBASTOPOL
MEDELLIN
SANTA ROSA
ARAUCA
TUTAMARCHAN
BOYACÁ
CASANARE
CALDAS
SALGAR
MARIQUITA
FRESNO
MANIZALES
HERVEO
MIRAFLORES
RISARALDA
CARTAGO
MANSILLA
CUNDINAMARCA
PUENTE ARANDA
GUALANDAY
TOLIMA
TERMINAL BUENAVENTURA
VALLE DEL CAUCA
YUMBO
META
NEIVA
HUILA
NARIÑO
PUTUMAYO

The table below sets forth the volumes of crude oil and refined products transported through the crude oil pipelines and multi-purpose pipelines owned by us.

Table 37 – Volumes of Crude Oil and Refined Products Transported

	For the year ended December 31,
	2025	2024	2023

	(Thousand bpd)
Crude oil transport(1)	804.1	815.2	807.0
Refined products transport(2)	298.3	303.5	305.9
Total	1,102.4	1,118.7	1,112.9
(1)	The crude oil transported volumes correspond to the following systems: Ocensa Segment 3, ODC, Vasconia-Galan, Ayacucho-Galan, Ayacucho-Coveñas and Trasandino Pipeline.
(2)	The pipelines transporting refined products include the following: Galan-Sebastopol, Galan-Salgar, Galan-Bucaramanga, Buenaventura-Yumbo, Cartagena-Baranoa and Sebastopol.

The volume of crude oil transported by Cenit’s main systems and those of its subsidiaries decreased by 1.4% in 2025, compared to the previous year, as a result of lower third-party production, blockades and impacts to the infrastructure, partially offset by the incorporation into the transportation system of third-party volumes that were previously outside the network, the intake of imported crude into the Barrancabermeja Refinery through the Coveñas-Ayacucho reversal and ensuring the availability of light crude and higher deliveries of Castilla Norte Crude. Of the total volume of crude transported by oil pipelines, approximately 90.6% belonged to the Ecopetrol Group.

The volume of refined products transported by Cenit decreased by 1.7% in 2025 compared to the previous year, mainly due to lower deliveries from refineries, partially offset by the strategic intake to ensure supply in the interior of the country. Of the total volume of refined products transported by multi-purpose pipelines in 2025, 31.5% belonged to the Ecopetrol Group.

Transportation Capacity

Our main crude oil pipeline systems’ operating capacity was 1,286 thousand barrels per day in 2025. Our main multi-purpose pipeline transportation capacity increased from 588 thousand barrels per day in 2024 to 598 thousand barrels per day in 2025.

References to our crude oil transportation capacity in this annual report refer to the capacity of the pipelines that belong to Cenit and its subsidiaries to transport crude oil volumes either to the refineries or to our export facilities. In addition, we have other feeder systems that transport oil volumes from producing facilities or other pumping stations to these main pipelines. References to our refined products’ transportation capacity refer to the capacity of pipelines that begin in the Galan station (Barrancabermeja refinery) and Cartagena station (Cartagena Refinery).

3.6.1.1	Pipelines

As of December 31, 2025, we, directly or indirectly with private partners, own, operate and maintain an extensive network of crude oil and multi-purpose pipelines. These pipelines connect our own and third-party production centers, import facilities and terminals to refineries, major distribution points, and export facilities in Colombia.

Cenit directly owns 37% of the total crude oil pipeline shipping capacity in Colombia. When aggregated with the crude oil pipelines in which Cenit owns an interest, Cenit owns 84% of the oil pipeline shipping capacity in Colombia. By December 31, 2025, our network of crude oil and multi-purpose pipelines was approximately 9,064 kilometers in length. The transportation network consists of approximately 5,356 kilometers of main crude terminals and oil pipeline networks connecting various fields to the Barrancabermeja refinery and Cartagena Refinery, as well as to our export facilities.

We also own 3,707 kilometers of multi-purpose pipelines for transportation of refined products from the Barrancabermeja and Cartagena refineries to major distribution points. Out of the approximately 5,356 kilometers of crude oil pipelines, owned by us, 3,355 kilometers of crude oil pipeline are wholly owned, and 2,002 kilometers of crude oil pipeline are owned through non-wholly owned subsidiaries.

The following table sets forth our main pipelines in which we have an indirect interest as of December 31, 2025.

Table 38 – Our Main Pipelines

							Indirect
		Capacity		Product			Ownership
Pipeline	Kilometers	(mbd)		Transported	Origin	Destination	Percentage
Caño Limón-Coveñas	773	213	(1)	Crude Oil	Caño Limón	Coveñas	100.00%
Oleoducto de Alto Magdalena (OAM)	391	102		Crude Oil	Tenay	Vasconia	93.62%
Oleoducto de Colombia (ODC)	483	231		Crude Oil	Vasconia	Coveñas	78.19%
Oleoducto Central – Ocensa	848	745	(2)	Crude Oil	Cupiagua	Coveñas	72.65%
Oleoducto de los Llanos (ODL)	279	297	(3)	Crude Oil	East fields	Monterrey Cusiana	65.00%
Oleoducto Bicentenario de Colombia	229	139		Crude Oil	Araguaney	Banadia	100.00%
(1)

Caño Limón – Coveñas has three systems with different capacities. 213 mbd refers to the capacity of the system OCLC Caño Limón – Banadia L18” with Drag Reducing Agent (“DRA”). The capacity of the other systems is as follows:

a.	OCLC Banadia – Ayacucho L18”L20” – L24”: 171 mbd without DRA.
b.	OCLC Ayacucho – Coveñas L24”: 100 mbd without DRA

(2)	Ocensa has four segments with different capacities. 745 mbd refers to the capacity of segment two (El Porvenir-Vasconia). The capacity of the other segments is as follows:
a.	Cupiagua-Cusiana (segment zero): 198 mbd
b.	Cusiana-El Porvenir (segment one): 745 mbd
c.	Vasconia-Coveñas (segment three): 550 mbd

(3)Transportation capacity for this pipeline is measured by using crude oil viscosity of 1.350 cStk (30° C).

As of December 31, 2025, we owned 76 stations, 43 located in crude oil pipelines, 29 in refined products pipelines, two in crude oil ports and two in refined product ports.

As of December 31, 2025, we had a nominal storage capacity associated with the transportation network of 16.5 million barrels of crude oil and 6.2 million barrels of refined products. We do not own any tankers.

Pipeline Projects

Operational Storage Program

The operational storage program’s objectives and scope include ensuring a storage of more than one million barrels of refined products in five different stations. The program foresees the construction of more than 10 tanks distributed through four projects divided in this way: (i) one tank of 260,000 barrels for Nafta and one tank of 323,000 barrels for Biodiesel Extra (B2E) or Gasoline (GM) in Pozos Colorados Terminal, (ii) two tanks of 100,000 barrels each in Sebastopol station and one tank of 62,000 barrels in Yumbo station (all this storage is for Biodiesel Extra (B2E) and Gasoline (GM)). We are currently evaluating the construction of: (i) two tanks of 70,000 barrels each, to storage B2E and GM in Cartago Station and (ii) four new tanks in Medellín that in total has 254,000 barrels of capacity to storage Jet (JA1), Gasoline Extra (GE) and B2E. The construction phase began in 2020 in Pozos Terminal and Sebastopol station and in 2021 in Yumbo station. According to construction, startup phase and commissioning, the systems in Pozos Terminal were completed in August 2022. Startup of the new tank at Yumbo took place in the first quarter of 2023.

In 2025, Tank K707 began operations, increasing the storage capacity of the Pozos Colorados Maritime Terminal by 323,000 barrels. With this project, the terminal reaches a total capacity of over 1.5 million barrels, significantly strengthening its operational flexibility for refined products.

Andina Reliability Project

The aim of the Andina project is to recover reliability of delivering of refined hydrocarbons to Bogotá and the center of Colombia, including the Dorado Airport, by means of the reposition of twelve main updated pumping units in capacity, efficiency and technology for each of the pumping stations (Puerto Salgar, Guaduero, Villeta and Albán). The construction of the new facilities started in August 2022, and the system is currently operating with nine new pumping units for the stations of Puerto Salgar, Guaduero and Villeta.

In 2025, the project achieved significant operational and sustainability milestones, including the successful commissioning of two new units at the Albán station. The integration of these units into the Salgar–Mansilla system reduced energy consumption, resulting in cost savings of approximately USD 1 million and the avoidance of nearly 600 tons of CO₂ emissions during the year. These improvements also enhanced system reliability, reaching a service factor of 95%, which supports safer and more efficient operations.

For 2026, the project is expected to advance through the commissioning of a third pumping unit at Albán. These actions reinforce our commitment to operational excellence and sustainability, contributing to measurable environmental benefits and long-term resilience.

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

The replacement required, among other things, (i) procuring the design and construction of the SPM, (ii) transportation and delivery of materials, (iii) obtaining permits, registrations, and authorizations for the new unit and decommissioning of the current one, (iv) dismantling and final disposal of the current SPM; (v) assembly, commissioning, and operational start-up of the new SPM; and (vi) stabilization of operations. The project represented an approximate investment of USD 27 million and involved 270 professionals for more than two years.

In 2025, the project SPM Valeria was awarded as project of the year 2024 in the Gulf International Energy Awards, held in Houston in October 2025.

Caño Sur Pipeline

The objective of this project is to enable the transportation of 100% of the production projection of the Caño Sur field owned by Ecopetrol, through a pipeline of approximately 20 kilometers long, between Caño Sur and the kilometer 30 of the Oleoducto de los Llanos Orientales - ODL transportation system. The producer could benefit from an efficient transportation system, with a greater oil evacuation capacity updated to 47,840 bpd and with lower risks compared to the current transportation conditions. In 2024, the project completed the following milestones: (i) construction began on July 15, 2024, (ii) progress of Centauros station works, which consisted of location and excavation of the firefighting system pipeline, CCM construction and correspondent equipment placement, and installation of booster pumps, and (iii) pipeline progress, consisting of the completion of pipe welding, pending closure of ties, progress in river tunnel drilling, and progress in trenching, pipe lowering and covering activities.

In 2025, the project achieved the following milestones: (i) construction of a 1.8-kilometer-long power transmission line; (ii) commissioning of electrical systems at the MCC; (iii) construction of electromechanical facilities for the operation of booster pumps and main pumps under a 1+1 operating scheme; (iv) construction of the pipeline along nearly 20 kilometers; (v) construction of two sub-fluvial crossings; (vi) connection of the pipeline to the Llanos Oil Pipeline through a hot tap; (vii) construction of three fully automated sectionalizing valves; (viii) start-up on March 26, 2025; and (ix) transportation of more than 13.2 million barrels through the pipeline.

This pipeline was built to the highest automation standards in the O&G industry, safeguarding process safety, with an average fluid transportation rate of 50 mbd for heavy crude oil of 13° API and is currently in the administrative close-out phase. The project generated savings of approximately 120 tCO₂ associated with circular economy strategies through the reuse of existing company assets. During construction, a peak workforce of 420 workers was reached, with a total of 500,000 man-hours worked, prioritizing the hiring of local labor from the project’s area of influence.

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

In 2023, we updated and defined the connection study and analysis regarding the importance of repowering the existing system with the execution of the Alcaraván project. In October 2023, OCENSA submitted a new request for connection to the STR. This request was based on analyzed connection and a pre-feasibility study, considering a technical variant that removes the need for the Alcaraván project. Considering the time required to establish a reliable connection to the STR, efforts have been coordinated with subsidiary companies to identify efficient and beneficial solutions for the business group. Among the alternatives considered is the potential installation of solar farms. In November 2023, UPME officially awarded this project (Alcaraván) to Alupar Colombia SAS.

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

In 2025, the project aligned its efforts by completing Phase II of conceptualization, identifying the integrated solar option with storage and connection to the Local Distribution System (SDL), and obtaining approval from the decision-making body to move forward with Phase III of project maturation. This phase involves defining and planning the project and authorizing its execution, with an estimated operational start-up horizon in 2029.

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

In 2025, the study and analysis of the benefits that would be achieved through the integration of a solar park supplying solar energy to the Cusiana station—currently dependent on gas for its operation—was conducted. A rigorous assessment of the station’s energy strategy determined that integrating a solar park could optimize the energy source and deliver operational cost benefits for both Ecopetrol and Ocensa. The year concluded with the launch of a contracting process to select the company that would provide a reliable, long-term, and comprehensive solution for solar energy supply, including energy storage as an alternative, which further enhances the project’s energy benefits.

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

As for the energization phases, temporary thermal generation with natural gas supply has been used since 2023. In October 2024, Caucasia solar farm came into operation, with an installed capacity of 6.7-Megawatt peak (MWP).

In 2025, a large-scale illegal occupation in the municipality of Caucasia continued to represent an external constraint affecting the implementation of the 110 kV connection. In this context, the energization strategy for the Caucasia Pumping Station continued, based on the integrated operation of three (3) energy vectors: solar power supplied by the solar farm, thermal power generation using natural gas, and connection to the existing power grid operated by EPM, with an installed capacity of 1 MW and the management of its expansion up to 1.8 MW.

Throughout 2025, this strategy was further strengthened with the objective of optimizing the station’s energy mix, prioritizing greater use of the solar farm and increasing electricity consumption from the power grid, progressively replacing gas-fired thermal generation. This approach enabled tangible progress in reducing natural gas consumption and achieving a reduction of 6,216 tons of CO₂e in associated greenhouse gas emissions.

As a result of the strategy, since October 2024 natural gas consumption has been reduced by an average of 162 MBTU per day. In August 2025, with the connection to the EPM grid at a capacity of 1 MW, the reduction increased to 371 MBTU per day. With the subsequent expansion of the EPM grid capacity to 1.8 MW, an average reduction of 455 MBTU in natural gas consumption was achieved, consolidating a more efficient operation aligned with the company’s sustainability and energy transition objectives.

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

The civil work began for the installation of frequency converters at both Salgar and Gualanday stations and is expected to be completed in the first half of 2026. In addition, the process to certify the integration of the converters in the free trade zone was secured.

Emissions Reduction at Monterrey Station

This project focused on operational efficiencies, seeks to enhance the safety, reliability, and environmental performance of Monterrey Station. The initiative involves replacing natural gas internal combustion engines with modern electric motors and optimizing operations to match pumping needs. These changes are expected to significantly reduce CO2 emissions and noise levels, improve coexistence with neighboring communities, and minimize operational risks associated with the use of combustion engines.

In 2024, the project achieved significant milestones, including the completion of the 34.5 KV electric line, installation of a 10 megavolt-amperes (MVA) transformer, and placement of critical equipment like switchgear and motor shelters. Maintenance on one of the main units was finalized, and construction of the primary electrical paths continues.

In 2025, the main electrical equipment, including the switchgear and the nine variable frequency drivers (VFDs), were installed, and have approximately 80% of mechanical completion. The new unit 4490 was installed and became operational at the end of the year. The project remains on schedule, with the final commissioning planned for 2026, marking a significant step toward safer and more sustainable operations.

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

On August 29, 2025, the new main crude oil and refined products pumping units (BPC) 2430/2440 at the Galán Chimitá system L10 became operational. The corridor’s capacity is stabilizing with a rate of 35 to 42 mbd with Diesel and Gasoline. These units are packaged with state-of-the-art equipment that guarantees energy efficiency, control and monitoring systems that facilitate fault location and correction, reduced maintenance frequency and spare parts requirements, less environmental impact from sound pollution, and the ability to manage higher flow rates at low pressure.

Nafta Cusiana (NAFCUS)

The Nafta Cusiana (NAFCUS) project was developed to support the transportation of heavy and extra-heavy crude oils by reducing the risk of volume diversion, increasing the use of existing infrastructure, and improving access to naphtha and other diluents required for pipeline transportation.

The project connects the Andino multiproduct pipeline with the Monterrey–Araguaney crude oil pipeline through new connections at the Monterrey and Cusiana stations, enabling the delivery of diluents to the Oleoducto de los Llanos (ODL) facilities. The system operates under a batch transportation scheme with an operational capacity of approximately 8,000 barrels per day. Commercial agreements were executed with the Ecopetrol Group companies to support diluent supply and infrastructure works. As of 2025, the project reached 46% completion, with the Cusiana facilities completed in December 2025 and full project start-up expected by late February 2026.

Nafta Nodo Llanos

This project aims to provide strategic storage capacity for Nafta at the Apiay station by converting the existing TK-403 crude oil tank into a Nafta storage unit with a capacity of 50 thousand barrels. The scope includes: (i) tank conversion and upgrades (installation of a dome roof (EFRT), lightning protection system, and updates to measurement and control systems); (ii) integration (connection of TK-403 to the Poliandino receipt system and existing Nafta pumping system, ensuring full integration with station control and auxiliary systems); (iii) safety enhancements (upgrades to fire protection systems, including water and foam networks, and integration of fire and gas detection devices); and (iv) environmental and operational compliance (isolation of Nafta lines from crude systems to prevent cross-contamination and adherence to Cenit’s asset incorporation standards). This initiative strengthens operational flexibility and supports long-term volumetric plans for crude dilution in the Llanos region, aligned with Cenit’s strategic objectives for reliability and efficiency.

As of December 31, 2025, there was progress achieved in maintenance and tank adaptations. Dome acquisition process is underway. Interconnection works are scheduled for assignments in the first quarter of 2026. The tank and associated facilities are expected to be ready for operation by November 2026.

Reversal of the Ayacucho–Coveñas 16” Pipeline: Strategic Import Route for Light Crudes

In 2025, Cenit commissioned the reversal of the Ayacucho–Coveñas 16-inch pipeline, enabling the first direct import of light crude to the Barrancabermeja Refinery to strengthen supply flexibility and national energy security. This initiative was made possible by the expansion of the Ayacucho–Coveñas 24-inch corridor, the capacity of which increased from 82 to 148 thousand barrels through a dual pumping configuration. Between September and December 2025, more than 800 thousand barrels of imported crude were delivered to the refinery, enhancing feedstock availability and reducing reliance on alternate ports and road transport. The reversal is expected to generate approximately USD 11 million per year in incremental revenue and provides the option to secure up to 10,000 bpd of firm supply, ensuring a continuous and competitive source of crude for refining operations.

3.6.1.2	Export and Import Facilities

We currently have concessions granted by the Colombian Government for four export/import docks for crude oil and refined products: Coveñas, Tumaco, Pozos Colorados, and Cartagena. Our export capacity reached 2.4 million barrels per day for crude oil. Our import capacity of refined products and crude oil reached 0.3 million barrels per day and 0.3 million barrels per day, respectively. Our crude oil loading facilities can load tankers of up to 350 thousand deadweight tonnage (DWT). Adjacent to these loading facilities we also have storage facilities with 9.9 million barrels of capacity. Our docks, used for importing and exporting refined products, can load tankers of 80 thousand DWT. Additionally, these facilities have a storage capacity of up to 1.8 million barrels.

3.6.2	Other Transportation Facilities

We have entered into transportation agreements with tanker trucks and barge companies to transport crude oil from locations that do not have pipeline connections to refineries and export facilities. The volume of refined products that cannot be transported by pipelines or tanker trucks due to capacity limitation is transported by barges. During 2025, 38.2 million barrels of crude oil and refined products were transported by tanker trucks, and 10.1 million barrels of refined products were transported by barges, particularly using the Magdalena River, connecting Barrancabermeja with Barranquilla and Cartagena.

3.6.3	Marketing of Transportation Services

Cenit and its subsidiaries main line of business is the crude oil pipeline transport (77% of revenues), followed by the refined products pipeline transport (16% of revenues) and ports and related services (7% of revenues). Both crude and refined product pipeline transport are regulated activities; crude oil pipeline transport services are regulated by the Ministry of Mines and Energy, while refined product pipeline transport services are regulated by the Energy and Gas Regulatory Commission (Comisión de Regulación de Energía y Gas or “CREG” by its acronym in Spanish).

Transportation contracts of crude oil may take several forms: ship or pay (payment for the availability of a fixed capacity in the system), ship and pay (payment for volumes transported), or spot contracts. The main users for the crude oil transportation business are Ecopetrol S.A., Frontera Energy, Parex, Hocol, Trafigura and Vitol, who collectively represented 77% of this business segment’s revenues in 2025. Transportation services for crude oil provided to Ecopetrol S.A. represented 92% of this business segment’s crude oil transport revenues in 2025.

Cenit also transports refined products, and its main client is Ecopetrol S.A., which accounted for 39% of refined products pipeline transport revenues in 2025, mainly due to the transport of naphtha, diesel, and gasoline. Cenit also has 32 other fuel wholesalers’ customers for whom it transports refined products. The most significant among them are Ecopetrol, Organización Terpel, Primax Colombia, Chevron Petroleum Company, Biocombustibles S.A.S., Terpel Exportaciones and Petrobras Colombia.

Deregulated businesses, such as ports and crude-loading facilities, represent a smaller portion of Cenit and its subsidiaries revenue (7% in 2025). Clients for these businesses include some of the same parties for which Cenit provides crude oil and refined products transportation services.

3.7	Refining and Petrochemicals
3.7.1	Refining

Our main refineries are the Barrancabermeja refinery, which Ecopetrol S.A. directly owns and operates, and a refinery in the Free Trade Zone in Cartagena owned by Refinería de Cartagena S.A.S., a wholly owned subsidiary of Ecopetrol S.A., who operates this refinery and two other minor refineries -Orito and Apiay-, but these are considered part of the exploration and production segment since most of the production is for self-consumption.

Our refineries produce a full range of refined products, including gasoline, diesel, jet fuel, LPG and heavy fuel oils, among others. Regarding electrical reliability in Cartagena, work continued in 2025 on risk management and reduction, with the goal of reaching a ‘tolerable risk’ level in 2026. As of December 2025, 81% progress had been achieved (13 out of 16 plan milestones were completed), and connection to the National Interconnected System was secured (70 megawatts of backup capacity), reducing exposure to grid events and supporting stable operations

The following table sets forth our average daily installed and actual refinery capacity for each of the last three years:

Table 39 – Average Daily Installed and Actual Refinery Capacity

	For the year ended December 31,
	2025			2024			2023
	Capacity	Throughput	Use	Capacity	Throughput	Use	Capacity	Throughput	Use
	(bpd)	(bpd)	(%)	(bpd)	(bpd)	(%)	(bpd)	(bpd)	(%)
Barrancabermeja	250,000	224,545	90	250,000	221,609	89	250,000	221,810	89
Cartagena(1)	210,000	192,556	92	210,000	192,205	92	210,000	197,824	94
Apiay	2,500	1,717	69	2,500	1,658	66	2,500	1,290	52
Orito	2,200	1,643	75	2,200	1,407	64	2,300	1,699	74
Total	464,700	420,460	90	464,700	416,879	90	464,800	422,623	91
(1)	Includes crudes and recirculated products.
3.7.1.1	Barrancabermeja Refinery

The Barrancabermeja refinery produced approximately 38.2% of the fuels consumed in Colombia in 2025, according to internal calculations made by us and Colombia’s fuel consumption as reported by the Ministry of Mines and Energy.

The following table sets forth the production of refined products of the Barrancabermeja refinery for the periods indicated.

Table 40 – Production of Refined Products from the Barrancabermeja Refinery

	For the year ended December 31,
	2025	2024	2023

	(bpd)
LPG, Propylene and Butane	9,358	11,446	11,252
Gasoline Fuels and Naphtha	57,373	57,385	60,034
Diesel	55,469	57,931	58,143
Jet Fuel and Kerosene	26,789	23,526	25,548
Fuel Oil	23,480	23,260	26,490
Lube Base Oils and Waxes	1,175	1,087	883
Aromatics and Solvents	2,446	2,517	2,298
Asphalts and Aromatic Tar	45,874	44,958	40,645
Polyethylene, Sulphur and Sulphuric Acid	1,172	1,351	1,376
Total	223,136	223,461	226,669
Difference between Inventory of Intermediate Product	4,035	1,511	(1,286)
Total Production	227,171	224,972	225,383

In 2025, total production from the Barrancabermeja refinery increased by 1.0% compared to 2024, mainly due to a lower receipt of Caño Limon crude oil to the refinery partially offset by a higher receipt of domestic and imported light crude oil, which implied a reduction in gasoline and diesel yields and an increase in the production of jet fuel and heavy intermediate products. Moreover, the production of bases and waxes increased to serve the national and international market.

We own and operate four petrochemical plants and one paraffin and lube plant located within the Barrancabermeja refinery. In 2025, we produced 37,651 tons of low-density polyethylene, a decrease of 14.9% compared to the production of 44,237 tons in 2024. This decrease was primarily due to the operational availability of the units associated with the polyethylene chain. We produced 584 mboe of aromatics (benzene, toluene, xylene, orthoxylene, heavy aromatics, and cyclohexane), a 10.8% of decrease as compared to the production of 655 mboe of aromatics in 2024, mainly due to reduced operational availability resulting from a scheduled turnaround in the first quarter of 2025.

The gross refining margin increased from USD 10.3/Bl in 2024 to USD 14.1/Bl in 2025, primarily due to higher prices for refined products relative to crude oil, particularly in the petrochemical and industrial segments, combined with a general decline in international refining crack spreads. Additionally, reduced receipts of Caño Limón crude oil resulted in lower yields of high-value products. The average conversion index for the Barrancabermeja refinery was 90.7% in 2025 and 91% in 2024. This slight decrease was primarily due to increased exports of asphalt and other industrial products to international markets, alongside sustained operational availability of the refinery unit.

3.7.1.2	Cartagena Refinery

The following table sets forth the production of refined products from the Cartagena Refinery for the periods indicated.

Table 41 – Production of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2025	2024	2023

	(bpd)
LPG, Propylene and Butane	4,365	3,430	3,962
Gasoline Fuels and Naphtha	54,190	54,511	61,861
Diesel	83,775	80,438	93,575
Jet Fuel and Kerosene	12,016	11,798	12,312
Fuel Oil	16,870	16,124	18,920
Sulphur	453	441	550
Total	171,669	166,742	191,180
Difference between Inventory of Intermediate Product	12,531	17,071	1,339
Total Production (1)	184,200	183,813	192,519
Petcoke (Metric Tons)	1,047,077	1,036,703	1,023,556
(1)	Does not include petcoke.

The following tables set forth the imports and sales of refined products from the Cartagena Refinery for the periods indicated.

Table 42 – Imports and Sales of Refined Products from the Cartagena Refinery

	For the year ended December 31,
	2025	2024	2023

	(bpd)
Imports
Motor Fuels	1,010	—	—
Jet Fuel and Kerosene	—	—	—
LPG and Butane	471	1,524	1,538
Total Imports	1,481	1,524	1,538

	For the year ended December 31,
	2025	2024	2023

	(bpd)
Sales
Motor Fuels	31,840	33,208	35,626
Diesel	83,887	80,653	94,004
Jet Fuel and Kerosene	12,022	11,738	12,329
Fuel Oil	16,338	15,638	15,365
Other Products	48,477	58,224	52,143
Total Sales	192,564	199,461	209,467

Total sales decreased from USD 6,031 million in 2024 to USD 5,499 million in 2025. A total of 70.3 million barrels of crude were processed in 2025 compared to 70 million barrels of crude processed in 2024. Exports to international markets represented 16% of total sales (USD 876 million).

The gross refining margin increased to USD 11.9/Bl in 2025 from USD 9.4/Bl in 2024, mainly due to favorable product cracks, such as medium distillates and gasoline, in 2025.

3.7.1.3	Esenttia S.A.

In 2025, Esenttia’s production totaled 373.3 thousand tons of petrochemical products, a 12% increase compared to the 322.8 thousand tons produced in 2024, mainly attributable to the commercial strategy, particularly the Customer Reconquest Plan and selective negotiations with Rubberon to ensure stable purchasing volumes during 2025.

Table 43 – Operating Capacity of Esenttia

	For the year ended December 31,
	2025	2024	2023

	(Metric Tons)
Average capacity	570,000	570,000	505,940
Throughput	373,291	332,862	440,783
% Use	65%	58%	87%

3.7.1.4	Invercolsa

During 2025, Inversiones de Gases de Colombia S.A. (“Invercolsa”), registered 1.58 million users of natural gas, an increase of 3.8% compared to the 1.51 million users of natural gas in 2024. Additionally, non-controlled companies registered 2.67 million users of natural gas in 2025, an increase of 3.3% compared to the 2.59 million users of natural gas in 2024. Throughout 2022, Invercolsa completed the integration of its operations into the Ecopetrol Group, in connection with the increase in stake completed by Ecopetrol in November 2019.

3.7.1.5	Biofuels

As of the date of this annual report, we have investments in the biofuel company Ecodiesel Colombia S.A., in which we own 50% of the shares, currently in operation with a capacity of 150 thousand tons of biodiesel per year.

In 2025, Ecodiesel managed to capitalize on opportunities and achieved historical production results. Our production increased from 140 thousand tons in 2024 to 148 thousand tons in 2025. This represents a year-to-year increase of 5.9% and was due mainly to higher plant efficiency, an increase in throughput, from 17.4 tons/hour in 2024 to 18.1 tons/hour in 2025.

3.7.2	Marketing and Supply of Refined Products

We are the main producer and supplier of refined products in Colombia. We market a full range of refined and feedstock products, including regular and high-octane gasoline, diesel fuel, jet fuel, LPG and petrochemical products, among others.

Domestic sales of refined products totaled 349.5 mboed and decreased by 2.4 mboed in 2025, 1% lower than compared to 2024. This decrease is primarily the result of a decrease in the LPG, partially offset by an increase in the demand for asphalt and gasoline.

In 2025, 16.4 million barrels of diesel and 2.2 million barrels of gasoline produced by the Cartagena Refinery were allocated to complement the supply from the Barrancabermeja refinery and fulfill Colombia’s demand, avoiding larger imports and allowing us to maintain the share of the national market. In the same way, 8.5 million barrels of diluent produced by the Cartagena Refinery were used to transport crude, reducing diluent imports. In addition, we imported petrochemicals to complement the national supply, generating additional sales of lubricating bases, polyethylene, hexanes, and others.

Exports of products decreased by 7% (7.5 mboed) in 2025 compared to 2024, explained by a decrease of 5.8 mboed in exports of coque and 4.2 mboed in exports of vacuum gas oil partially offset by an increase of 2.5 mboed in exports of propane.

3.8	Energy Transmission and Toll Roads Concessions

Our energy transmission and toll roads concessions segment includes the offering of services such as electricity transmission and the designing, building, operating, and maintaining toll road infrastructure in various countries in Latin America. We conduct these activities through ISA and its subsidiaries.

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

ISA is organized as a Colombian stock corporation and as a mixed public services company. As of December 31, 2025, we owned 51.41% of ISA’s capital stock and other shareholders (including Colombian pension funds, international and local institutional investors, and retail shareholders) owned the remaining 48.59% of ISA’s capital stock.

The majority of ISA’s consolidated revenues are derived from (i) contracts with customers, (ii) the regulated payments that ISA and its consolidated subsidiaries operating in the electricity transmission segment receive from making their electricity transmission assets available to the national interconnected systems of the countries where they operate, (iii) revenues related to interconnection charges, the dispatch and coordination of the National Dispatch Center (Centro Nacional de Despacho or “CND” for its acronym in Spanish) in Colombia and administration services of the Wholesale Energy Market (MEM) in Colombia, (iv) revenues recognized by reference to the stage of completion of contract activity in the energy transmission and toll roads concessions segment and (v) as concessionaire, with the right to retain most of the toll revenues derived from operation of the toll road for the term of the concession.

3.8.2	Electricity Transmission Activities

ISA is one of the largest international energy transmission companies in Latin America in terms of kilometers of electricity lines in operation, according to ISA’s internal calculation of the total kilometers of high-voltage network circuits of the energy transmission and toll roads concessions segment in each country in which ISA operates. ISA owns 50,564 kilometers of high-voltage grid circuits, which support the supply of energy in Latin America. As of December 31, 2025, ISA is in the process of constructing an additional 8,448 kilometers of high-voltage grid circuits, which are expected to begin operations in the short term.

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

The revenues associated with the provision of energy transmission services are regulated and are not affected by the supply or demand for electricity. Additionally, revenues are indexed to macroeconomic variables such as the Colombian peso to U.S. dollar exchange rate, the Producer Price Index (PPI), the Consumer Price Index (“CPI”), or the corresponding indexes in the different countries.

In Colombia, ISA’s subsidiary, XM Compañía Expertos en Mercados S.A. E.S.P. (“XM”), exclusively operates, plans and coordinates the resources of the National Interconnected System (Sistema Interconectado Nacional or “SIN” for its acronym in Spanish), and also manages the Commercial Settlement System (Sistema de Intercambios Comerciales or “SIC” for its acronym in Spanish) in the MEM, the International Electricity Transactions (Transacciones Internacionales de Electricidad or “TIE” for its acronym in Spanish) with Ecuador, and carries out the settling and clearing of charges for use of the SIN’s grids. XM also develops solutions and provides energy and information services. As the sole operator of the Colombian SIN, XM guarantees the balance between production and consumption of energy in the country. Also, based on energy demand estimates, XM conducts the coordinated real-time operation of the generation plants and the grid to ensure that power plants’ generation continuously responds to consumers’ demand in a cost-effective, reliable, and safe manner with quality standards.

The following table sets forth certain metrics related to ISA’s energy transmission operations for the periods indicated:

Table 44 – Key Electricity Transmission Metrics

	For the year ended December 31,
	2025	2024	2023
In Operation
Km of Circuit	50,564	49,677	49,426
MVA Installed Capacity	119,822	113,365	109,258
In Construction
Km of Circuit	8,448	8,200	6,897
MVA Capacity	20,836	15,306	16,321
Operational Results
Reliability	99.99%	99.99%	99.99%
Availability	99.60%	99.83%	99.72%

3.8.2.1	Electricity Transmission Activities in Colombia

In 2025, ISA’s subsidiaries electricity transmission activities in Colombia included 14,144 km of transmission lines. As of December 31, 2025, ISA owned and operated an aggregate transformation capacity of 25,655 MVA (Megavolt-Amperes), transforming high voltage electricity into low voltage electricity, and vice versa.

The following table sets forth ISA’s transmission lines and transformation capacity relating to electricity transmission activities in Colombia, for the periods indicated.

Table 45 - Transmission Infrastructure in Colombia

	For the year ended December 31,
	2025		2024		2023
	Transmission	Transformation	Transmission	Transformation	Transmission	Transformation
	Lines	Capacity	Lines	Capacity	Lines	Capacity
	(Km)	(MVA)	(Km)	(MVA)	(Km)	(MVA)
Colombia	14,144	25,655	13,694	23,471	13,635	23,371

3.8.2.2	Electricity Transmission Activities Outside Colombia

In 2025, ISA’s subsidiaries electricity transmission activities outside Colombia included 36,420 km of controlled transmission lines, where Brazil represents 43% of the total transmission infrastructure.

The following table sets forth ISA’s electricity transmission activities outside Colombia, for the periods indicated.

Table 46 - Transmission Infrastructure Outside Colombia

	For the year ended December 31,
	2025		2024		2023
	Transmission	Transformation	Transmission	Transformation	Transmission	Transformation
	Lines	Capacity	Lines	Capacity	Lines	Capacity
	(Km)	(MVA)	(Km)	(MVA)	(Km)	(MVA)
Brazil	21,509	71,558	21,293	67,403	21,065	64,307
Peru	12,377	16,289	12,155	16,172	12,191	15,260
Chile	1,948	5,850	1,948	5,850	1,948	5,850
Bolivia	587	470	587	470	587	470
Total	36,421	94,167	35,983	89,895	35,791	85,887

3.8.3	Toll Roads Concessions Activities

ISA designs, builds, operates, and maintains toll road infrastructure that connects millions of people in Chile, Colombia and Panamá. As of December 31, 2025, ISA’s total road infrastructure was 1,107 km. ISA was one of the largest intercity road operators and operated four concessions in Chile (Ruta del Maipo, Ruta de la Araucanía, Ruta de los Ríos and Ruta del Loa - A Sector), while in Colombia, it operated the Ruta Costera Concession. In total, it operated five toll roads concessions, which covered a total of 811 kilometers in these two countries and had 296 kilometers of new road infrastructure under construction in Ruta del Este in Panamá (which is also being operated) and Ruta Orbital Sur and Ruta del Loa - B Sector, in Chile. In the year ended December 31, 2025, 142.2 million vehicles traveled on roads operated by ISA.

The following tables set forth certain metrics related to ISA’s toll road concession operations in Colombia and Chile for the periods indicated:

Table 47 - Total Traffic (Vehicles)

	For the year ended December 31,
	Road Length
	(Km)	2025	2024	2023
COLOMBIA
Ruta Costera	146	9,183,452	8,685,033	9,032,156
CHILE
Ruta del Maipo	237	97,107,199	95,877,049	95,492,117
Ruta del Bosque	—	—	—	3,225,017
Ruta de la Araucania	144	24,057,193	23,476,965	23,740,110
Ruta de los Ríos	172	10,038,781	10,079,544	10,471,290
Ruta del Loa	112	1,839,584	743,345	—
Total	811	142,226,209	138,861,936	141,960,690

(1)Road length for the year ended December 31, 2025.

(2)Expired in February, 2023.

3.8.4	Telecommunications and ICT

Within the telecommunications segment, InterNexa provides connectivity solutions, especially in urban and interurban fiber optics, in a wholesale model, to provide network and data center infrastructure in Colombia and Peru, and with commercial presence in the United States. As of December 2025, InterNexa had over 14,000 kilometers of optical fiber and operated data centers in Medellín and Bogotá. Its strategy focuses on strengthening their position as a wholesale operator of fiber optic connectivity services and data center integration, while increasing its scale with attributes of reliability, proximity and agility to maximize efficiency and productivity, and on accompanying the evolution and growth of its clients.

Additionally, InterNexa is developing infrastructure businesses under the “InfraCo” model, focused on acquiring or building networks to lease them under long-term partnerships, enhancing its capacity to deliver high-value solutions to its clients.

In 2025, InterNexa was recognized as a Center for Innovation and Productivity by the Ministry of Science, Technology and Innovation of Colombia. This recognition reaffirms its commitment to the country’s digital transformation and to the development of technological capabilities. Being granted this designation makes InterNexa an active member of the National Science, Technology and Innovation System, enabling participation in public calls, co-creation initiatives with universities, research centers and the development of new products and services for the market.

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

Ecopetrol has focused its research, technology development and innovation efforts on four main areas:

(i) Hydrocarbons Management: The main goal of this pillar is to support the results of the traditional business of Ecopetrol by reaching differential goals in their exploration, production and refining activities with technology. It includes seismic processing technologies, geological modeling, enhancing oil recovery methods, new additives for improving production/transport of oil and advance technologies and modeling of refining processes.

(ii) Energy transition Management: We support decarbonization and energy transition corporate plans through studies related to energy efficiency, and to the implementation of CCUS, sustainable fuels, renewables energies and the hydrogen value chain. We are incorporating multi-scale technological approaches to identify, quantify, characterize, and abate methane emissions to reduce our impact on climate. Furthermore, we are conducting studies to establish carbon stocks and fluxes associated to strategic ecosystems, to promote transparent carbon compensation projects related to nature-based solutions, and to reduce the risk of biodiversity loss in Colombia and we also work modeling and developing tools to optimize the energy value chain.

(iii) Technology Transfer and Scaling Management: Scaling and transferring technologic solutions of the Ecopetrol group, integrating capabilities, knowledge, and business models to generate value and sustainable growth in Ecopetrol’s strategic segments and Ecopetrol Group.

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

Each year we bring to the Colombian National Council for Tax Benefits (Consejo Nacional de Beneficios Tributarios, or “CNBT” for its acronym in Spanish) our research, technology development projects and innovation initiatives, to obtain certifications for its science and technology investments. The CNBT certifies eligible science and technology investments, which are tax credit for income tax upon execution.

Our intangible assets are preserved through a technology valuation process and an intellectual property protection process, which include the consolidation of trade secrets, patents, copyrights, trademarks, industrial designs, publications in peer reviewed journals and presentations in prime level technical events. Ecopetrol has filed multiple patents applications in the last 20 years, six of them during 2025.

As of December 31, 2025, we held 152 patents. In Colombia, we have been also granted new patents related to the following technologies, (i) online inspection tool for the efficient detection and classification of damage in pipelines, (ii) method for obtaining functionalized nanoparticles and composite nanofluid for well stimulation processes, (iii) chemical product inhibiting the formation of calcium carbonate scale in crude oil extraction processes, (iv) device for separating heavy crude oils at the surface, including a hydro cyclone, (v) method for obtaining a hydrophilic/oleophobic membrane for the separation and removal of fats and oils in aqueous matrices and in México, (vi) formulation of additives for improving flow capacity and enhancing the dilution capacity of diluents and their application process in the production and transportation of heavy crude oils and (vii) process for obtaining a pipeline-transportable hydrocarbon composed of heavy and extra-heavy crude oils with unconventional diluents. We currently hold patents in Colombia, the United States, Mexico, Argentina, Peru, Venezuela, Brazil, Russia, Nigeria, Indonesia, India, and Malaysia.

As of December 31, 2025, 30 technologies have been commercialized, with different business and technology transfers models to Colombian and multinational companies, thus achieving their monetization and generating additional income for the Company for USD 1.4 million.

Ecopetrol has an analytics and artificial intelligence adoption program with the purpose of maximizing asset efficiency, integrating renewable energies, increasing personal productivity, and improving the quality of life of our employees. The program has four objectives outlined in its artificial intelligence policy:

●	Implement artificial intelligence to optimize key processes, achieving greater agility and operational profitability.
●	Establish a robust infrastructure and governance standards to ensure the quality and responsible use of AI across the company.
●	Create an ecosystem for accessing innovative AI technologies to keep Ecopetrol at the forefront of the energy sector.
●	Strengthening Ecopetrol’s internal talent in AI usage to develop skills that anticipate changes and overcome market challenges.
3.10	Applicable Laws and Regulations
3.10.1	Regulation of Exploration and Production Activities
3.10.1.1	Business Regulation

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

Ministry of Mines and Energy Resolution 180742 of 2012, partially repealed by Resolutions 90341 of 2014 and 40303 of 2022, includes a series of technical regulations for unconventional hydrocarbon resources, including the procedures for advancing the exploration and exploitation of unconventional reserves. It also establishes the types of wells and their classification, as well as the fulfillment of those minimum (drilling and abandoning) conditions necessary to initiate or perform E&P activities. In addition, Resolution 40303 of 2022, as amended by Resolution 40358 of 2025 contemplates the applicable procedure to resolve disputes between the mining sector and the oil and gas sector, regarding the coexistence of their rights in some specific projects.

Decree 3004 of 2013, amended by Decree 2638 of 2014, issued by the MME and compiled by the Regulatory Decree 1073 of 2015, sets forth guidelines regarding future regulation related to the exploration and exploitation of unconventional hydrocarbon resources in Colombia. Under Decree 3004, an unconventional field is defined as a rock formation with low primary permeability that requires stimulation in order to improve the conditions of mobility and recovery of hydrocarbons. This regulation contains a series of guidelines regarding the regulation for unconventional hydrocarbon resources, including a definition of unconventional reservoirs and the term in which the MME has to issue the specific technical regulation regarding the exploration and exploitation of unconventional hydrocarbons and the proceedings that interested actors have to follow in order to seek the exploration and exploitation of unconventional hydrocarbons in Colombia. Resolution 90341 was issued on March 27, 2014, by the MME in development of the mandate of Decree 3004 setting the technical conditions, requirements and procedures for the exploration and exploitation of unconventional fields.

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

Agreement 004 of 2012, as issued by the ANH, repealed Agreement 008 of 2004 and sets forth the rules governing the award of exploration and production areas and the execution of contracts. As set forth below, Agreement 002 of 2017 replaces this Acuerdo and was amended by Agreement 009 of 2021 and Agreement 003 of 2022 (amended by Agreement 002 of 2023). Each agreement executed with ANH is ruled by the Acuerdo that was in effect on the date of execution of the relevant agreement.

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

Agreement 003 of 2015, as issued by the ANH, modifies and partially amends Agreement 004 of 2012, and provides certain rules and measures the Government can take to mitigate the adverse effects of the decline of international oil prices. This agreement permits performance guarantees required under E&P contracts to be reduced in the same amount as the works actually performed during the term of the respective phase.

Agreement 004 of 2015, as issued by the ANH, also partially amends Agreement 004 of 2012, and provides certain rules and measures for the Government to mitigate the adverse effects of the decline of international oil prices. This agreement allows contractors to attribute additional activities conducted under a TEA to commitments under the first phase of an E&P contract.

Agreement 002 of 2017, modified by Annex I of Agreement 03 of 2022, replaces Agreement 004 of 2012, Agreement 003 of 2014, and Agreements 002, 003, 004 and 005 of 2015. It establishes the general structure of the New Regulation for Administration and Assignment of Areas and the general guidelines regarding hydrocarbon contracts in Colombia. Seeking the interests of the Nation, the market conditions, the national hydrocarbon sector strategy, the competitive context of producer countries and the Nation’s social and environmental evolution.

Agreement 002 of 2017 adopts the existing regulations for the selection of contractors, and the applicable rules for the award, execution, termination, liquidation, monitoring, control and surveillance of the contracts signed with the ANH. Regarding unconventional reservoirs, this agreement also establishes the need to sign additional contracts and additional arrangements for the industry to exploit unconventional reservoirs in Colombia.

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

On February 4, 2019, the ANH published the new model contract for offshore exploration and production. The purpose of this new model contract was to foster and stimulate investments in exploration and the exploitation of offshore hydrocarbons, enhancing Colombia’s competitiveness to attract and retain investments from large and experienced O&G operators.

On February 5, 2019, the ANH by implementing the Acuerdo No. 002 (Agreement No. 002 of 2017) opened a PPAA, which aimed to select, among previously qualified proponents on equal terms, the most favorable offers to allocate the areas previously determined, marked and classified by the ANH. Several addendums have modified the terms of references of the PPAA, but, as to date, the applicable terms of reference of such bidding process are included in Addendum No. 25 of November 23, 2021.

On February 18, 2019, the ANH issued the Agreement 003 to clarify the moment in which contractors may withdraw from the contracts signed with the ANH and also presents another alternative for those interested in the PPAA when they belong to business groups, other than the issuance of a parent company guarantee.

Resolution 078 of 2019, as issued by the ANH, approved the final terms of reference and the model of the onshore and offshore contract for the PPAA. Pursuant to this procedure, the ANH selects areas over which proposals may be received at any time, without the need to launch specific bidding procedures for their allocation.

As a result, in 2019, the ANH issued terms of references for the PPAA and carried out two cycles both of which were divided into the following four stages: (i) submission of the proposals and selection of the initial proponent, (ii) submission of counterproposals and selection of the most favorable counterproposal, (iii) the exercise by the initial proponent of the option to improve the initial proposal, and (iv) allocation of areas, contract awards and execution of contracts. In 2020, a third cycle was conducted by the ANH.

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

Agreement 001 of February 5, 2021, issued by the ANH, established the requirements for the request of extension by mutual agreement to conduct additional exploratory activities in the exploration period, subsequent exploration program, and appraisal programs, as each of these phases are defined in the law. Furthermore, it regulated the requests and granting of term extensions to comply with contractual obligations.

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

Resolution 728 of October 14, 2021, issued by the ANH, provided the terms and conditions to conduct “Benefit Programs for the Communities” established in the geographic areas covered by E&P agreements. In accordance with this resolution, E&P contracts oblige operators to develop programs for the benefit of the communities where the E&P activities take place.

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

Agreement 002 of January 11, 2023, issued by the ANH, eliminated a phrase of Articles 17 and 18 of Agreement 003 of 2022, both related to the process of “Direct Allocation with Counteroffer”. Such process requires the prior establishment of rules, capacity requirements, and conditions and terms required of the proponent, which have not yet been established by the ANH. In this regard, these amendments were made to avoid confusion among proponents, and to prevent the ANH from becoming involved in the initiation of “Direct Allocation with Counteroffer” procedures which rules and conditions have not been established.

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

Additionally, this Agreement sets forth the conditions under which contractors of unconventional reservoirs contracts or additional contract for unconventional reservoirs may request the modification of the agreed exploratory program to modify its execution toward the exploration and production of hydrocarbons using conventional techniques. In such cases, the obligations derived from the exploratory program for unconventional reservoirs have been terminated.

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

Resolution 40537 of December 11, 2024, issued by the Ministry of Mines and Energy, repealed Resolution 181495 of 2009 and established new technical measures for the development of activities related to exploration and production of hydrocarbons in the national territory. Some measures established by the Resolution are: (i) the unification and updating of applicable technical regulations; (ii) the authorization of an initial production period under certain conditions while the definitive environmental license is being processed; (iii) the definition of criteria for classifying wells and procedures for drilling and exploitation; (iv) goals and measures regarding carbon neutrality and climate resilience are highlighted, encouraging the oil industry’s plans and strategies for decarbonization and energy efficiency, among others.

Agreement 003 of 16 May 2025, issued by the ANH, adopts measures to promote compliance with and regularization of existing hydrocarbon contracts and agreements within the framework of a just energy transition. The measures adopted are special measures, rules, and certain technical and contractual criteria and conditions regarding: (i) the non-execution of evaluation programs and assessment at points of exploratory activities; (ii) the removal of the obligation to submit a certificate issued by the statutory auditor in contracts with exploratory programs agreed in U.S. dollars; (iii) the types of guarantees, their validity, and reduction; (iv) early extension of the production or exploitation period; (v) breach procedure; (vi) termination and settlement of contracts; (vii) rules to promote the utilization of allocated areas; (viii) modifications regarding compliance with commitments involving investments in renewable energies; (ix) rules on freedom of contract and assignment of contracts; (x) termination and reduction of commitments due to the impossibility of executing the object of the contracts; and (xi) settlement and final report of contracts terminated prior to 2022.

Resolution 0672 of 2025 developed and regulated Article 7 of Agreement 03 of 2025 regarding the first demand guarantee issued in Colombia by non-financial entities under URDG 758, establishing the procedure for due diligence, the documentary requirements, and the formalization through an addendum.

Agreement 007 of 24 October 2025, issued by the ANH, amended Agreement 006 of 2023, establishing that, to request an extension of deadlines during the exploration period or in any subsequent exploratory program, the contractor must, in addition to submitting and/or fulfilling the requirements set forth in Agreement 006, (i) submit updated financial statements, so that the authority may verify the continued maintenance of the contractor’s capacities under the same terms and criteria required at the time of contract execution; and (ii) expressly declare the commitment to maintain the necessary legal, financial, technical, operational, environmental, and corporate social responsibility capacity for the execution of the activities.

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

The ANLA, created by means of Decree 3573 of 2011 (modified by means of Decree 376 of 2020), is the authority responsible for evaluating the applications and issuing the environmental licenses for O&G-related activities, as well as surveilling and overseeing all hydrocarbon projects and monitoring the environmental compliance of such activity.

If the projects or activities could have a direct impact over the territories or the interests of indigenous, Afro-Colombian or Raizal communities, the Colombian Constitution provides that the companies developing such projects or activities must conduct a consultation process with those communities before initiating such projects or activities. This consultation process is a prerequisite for obtaining the required environmental licenses, meaning it is necessary for conducting any intervention, work, or project that generates a direct impact on these ethnically differentiated communities, regardless of whether such impact is positive or negative.

Any person or company that intends to conduct projects, works and/or activities is required to file a request for a statement from the Directorate of the National Authority of Prior Consultation (DANCP by its acronym in Spanish) regarding the applicability of prior consultation. The DANCP will consider the following factors in its decision: (i) the presence of ethnically differentiated communities within or nearby the area of the project, work and/or activity; (ii) the positive or negative impact over the social, economic, environmental or cultural conditions of said communities, and that could be derived from the project, work or activity. Presidential Directive 10 of 2013 (which was subsequently amended by Presidential Directive 8 of 2020), Decree 1066 of 2015, and the Constitutional Court case law have established the phases applicable to the prior consultation process. In August of 2023, the Constitutional Court declared the invalidity of certain provisions applicable to the prior consultation process.

In addition, the Colombian Constitution and laws establish that, as part of the public participation mechanisms, Colombian citizens may request information regarding the activities of the project and their potential impacts. They may also request to undertake an environmental hearing to obtain information on the project subject to environmental licensing.

In this context, the Colombian Constitutional Court has declared the Escazú Agreement to be constitutional, as an instrument that develops and strengthens the principle of environmental participation and access to information. Under this principle, a reinforcement of the role of all stakeholders involved in projects, work, or activities with environmental impacts is expected. Although this treaty remains subject to regulatory development, certain environmental authorities have already cited and applied principles contained in the Escazú Agreement in their administrative actions.

Under Decree 1076 of 2015, Colombian environmental law also provides for figures known as environmental public hearings, which constitute an additional mechanism for environmental participation in connection with projects, works, or activities that may generate significant environmental impacts. Environmental public hearings allow citizens, communities, and other stakeholders to obtain information, present observations, and express concerns regarding projects subject to environmental licensing or control, before the competent environmental authority. These hearings may be requested by citizens, public authorities, or ordered ex officio by the environmental authority, and are intended to strengthen transparency, access to information, and public participation in environmental decision making, particularly in cases where the potential impacts of a project warrant enhanced social dialogue and institutional scrutiny.

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

New environmental regulations

Law No. 2327 dated September 13, 2023 (the “Environmental Liabilities Law”), issued by the National Congress. It contains provisions related to the definition of environmental liability, guidelines for its management, and, in general, provides for a general legal framework for environmental liabilities arising out of the development of projects and works, particularly concerning those environmental liabilities for which a responsible party cannot be easily determined. The law is particularly relevant in the context of hydrocarbon projects, which carry environmental contingencies that may result in environmental liabilities.

The National Government had one year as of the enactment date of the Environmental Liabilities Law to draft and release the environmental liability management public policy guidelines. MADS, in coordination with the Ministry of Finance and Public Credit, would establish the system and method for the financing and allocation of resources for environmental liabilities management. MADS had a term of six months as of the enactment date of Law No. 2327 to issue new regulations to structure the application of the Environmental Liabilities Law. In October 2025, the National Government issued the Guidelines for the formulation, implementation, and evaluation of a public policy for the management of environmental liabilities in Colombia, this document sets out the guidelines for the formulation, implementation, and evaluation of a public policy for the management of environmental liabilities in Colombia, in compliance with Law 2327 of 2023. Prepared by the National Planning Department and the Ministries of Environment and Health, with intersectoral support, the guidelines provide a diagnostic of environmental liabilities, define institutional roles, and establish transversal and strategic axes to guide prevention, intervention, financing, information management, and citizen participation. The guidelines are intended to serve as the technical and policy basis for the adoption of a coordinated national policy aimed at reducing unacceptable risks to human health, life, and the environment associated with environmental liabilities.

In October 2025, MADS issued Resolution 1516 of 2025, which regulates the composition and functioning of the National Committee for the Management of Environmental Liabilities. This resolution advances the institutional framework for implementing the Law by establishing requirements for interinstitutional coordination, governance, and oversight of future public policy on environmental liabilities. In addition, the resolution establishes an Environmental Liabilities Information System, which includes an Environmental Liabilities Registry (REPA, for its acronym in Spanish) to serve as the primary information management tool.

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

In 2025, MADS issued Decree 1033 and Decree 1186, amending Decree 1076 of 2015 to introduce optimized environmental licensing regimes for solar and wind energy projects, known as LASolar and LAEólica, respectively, within the framework of the Fair Energy Transition. Both decrees apply to projects with installed capacity between 10 MW and 100 MW and fall under ANLA’s competence. They incorporate specific environmental siting, technological, and design criteria intended to reduce administrative burdens while maintaining environmental safeguards. Notably, both decrees also clarify when solar and wind projects may be developed in Forest Reserve Areas without requiring a prior subtraction process. This permitted provided the projects meet strict requirements for environmental management, biodiversity protection, and social engagement.

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

Law 2387 dated July 25, 2024, issued by the National Congress, which modifies the environmental administrative sanctioning regime. The most relevant aspects of this regulation include the following: (i) the increase of the liability and the amount of pecuniary fines (the new law establishes that the fines will be of up to 100,000 minimum legal monthly salaries); (ii) the inclusion of stage of closing arguments in the environmental administrative investigation process, as established in Article 48 of Law 1437 of 2011 (this stage was previously granted by certain regional environmental authorities, but it was not standardized as a stage of the procedure at the national level); (iii) the possibility of suspension and early termination of the environmental administrative investigation process (this provision allows the environmental administrative investigation process to be suspended and eventually terminated if the infringer proposes and conducts corrective measures and/or compensation for the environmental damage caused); (vi) the definition of Environmental Damage, understood as the partial or total deterioration, alteration or destruction of the environment, and; (v) the event of liquidation, reorganization, or insolvency of a legal entity, according to which the legal counsel or liquidator must inform the environmental authority immediately and provide guarantees to ensure the payment of the obligations arising from the environmental administrative investigation. This new regulation is in force as of its enactment, repealing all contrary provisions. These modifications have direct effects on the ongoing environmental administrative investigations.

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

On December 15, 2025, MADS issued Resolution 1491 of 2025, through which Law 2173 of 2021 is regulated and other provisions are established. Under Law 2173 of 2021, medium and large companies duly registered in Colombia must implement, on an annual basis, a tree planting program aimed at contributing to ecological restoration, including the planting of at least two trees per employee.

Resolution 1491 of 2025 develops the technical criteria and guidelines for the effective implementation of these programs and for the consolidation of the so-called “Areas of Life.” It clarifies that restoration is not limited to tree planting, but also includes maintenance, monitoring, and follow up activities, including the survival of the planted vegetation, during the first two years. It further establishes that planting activities must be carried out within Areas of Life, understood as zones defined and designated by municipalities or districts, in coordination with the competent environmental authorities, for their identification, management, and ecological restoration purposes. However, there is still uncertainty regarding the practical way these obligations should be complied with and how this framework should work in cities such as Bogotá, where Areas of Life have not yet been formally designated.

3.10.1.1.2Royalties

In Colombia, the Nation is the owner of minerals and non-renewable resources located in the subsurface, including hydrocarbons. Thus, companies engaged in exploration and production of hydrocarbons, such as us, must pay to the ANH, as representative of the Government of Colombia, a royalty on the production volume of each production field, as determined by the ANH.

Royalties may be paid in kind or in cash. Each production contract has its applicable royalty arrangement in accordance with applicable law. In 1999, a modification to the royalty regime established a sliding scale for royalty payments for crude oil and natural gas production fields discovered after July 29, 1999, and depending on the quality of the crude oil produced. Since 2002, as a result of the enactment of Law 756 of 2002, the royalty rate was fixed as a sliding scale depending on the produced volume from 8% for fields producing up to 5 mbd to 25% for fields producing more than 600 mbd. Notwithstanding the royalties for Incremental Production Contracts, Contracts for Undeveloped and Inactive Fields, and Incremental Production Projects defined in paragraph 3 of Article 16 of Law 756 of 2002, and Article 29 of Law 1753 of 2015, the changes in the royalty regime only apply to new discoveries and do not apply to fields already in the production stage as of July 29, 1999. Producing fields pay royalties in accordance with the royalty law in force at the time of the discovery.

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

For crude oil, the ANH issued Resolution 164 of 2015, modified by Resolutions 907 of 2016, 855 of 2020, and 122 of 2026 to determine the procedures and terms for liquidation of the royalties caused for crude oil production in Colombian territory.

Regarding natural gas, in accordance with Resolution 877 of 2013, as amended by Resolution 640 of 2014, and Resolution 165 0f 2015, starting on January 1, 2014, the ANH has received royalties in cash rather than in kind. Thus, the producer may dispose of its gas production volumes corresponding to royalties paid in cash. Through Resolution 165 of 2015 modified by Resolution 436 of 2021, the ANH established the procedure to liquidate royalties of natural gas.

On September 23, 2021, the Ministry of the Interior issued Decree 1142 “Whereby Decree 1821 of 2020, Sole Regulatory Decree of the General Royalties System, is added and modified.” Article 3.1.1.2.1 of this Decree established that the total volume of hydrocarbons produced that is additional to that stipulated in the basic production curve of incremental production projects or incremental production contracts will enjoy the benefits provided in paragraph 3 of Article 16 of Law 756 of 2002, whereby such additional production is subject to a variable royalty in accordance with the scale set forth in Article 16 of Law 756 of 2002.

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

Transportation and distribution of crude oil, liquefied petroleum gas and refined products must comply with the Petroleum Code, the Code of Commerce and all governmental decrees and resolutions. However, CREG regulates liquefied petroleum gas-related activities. According to Law 681 of 2001, multi-purpose pipelines owned by Cenit (a company wholly owned by Ecopetrol S.A.) must be open to third-party use based on equal access to all.

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

According to Resolution CREG 057 of 1996, natural gas producers, such as us, are not allowed to have significant economic interests in gas transportation companies. Accordingly, we currently do not perform any natural gas transportation activities. On the other hand, and by virtue of the publication of Decree 1467 of 2024, where the Ministry of Mines and Energy incorporates the definition of Infrastructure Conversion and the possibility of using existing infrastructure from hydrocarbon transportation activities for natural gas transportation. In such cases, the Decree establishes that the transportation service provided through converted infrastructure must be provided by a Natural Gas Transporter agent.

Transportation systems, classified as crude oil pipelines and multi-purpose pipelines, may be owned by private parties. Pipeline construction, operation, and maintenance must comply with environmental, social, technical, and economic requirements under national guidelines and international standards for the oil and gas industry.

Construction of transportation systems requires endorsements, licenses and local permits awarded by MME, ANLA and regional environmental authorities, respectively.

Crude oil transportation

Crude Oil Pipelines

According to Resolution 72145 of 2014, the regulatory framework relating to crude oil transportation accounts for both private use and public use pipelines. Private use pipelines are those built by the operating or refining entity for its own exclusive rights and that of its affiliates. Public use pipelines are defined as pipelines built and operated by a public or private legal entity, for the purpose of publicly providing crude oil transportation services. The Colombian Government, through the ANH, has a preferential right to use up to 20% of the total capacity of any public or restricted access pipeline to transportation its crude oil royalties, as provided by Resolution 72145 of 2014. However, for both private and public access pipelines, the ANH must pay the tariff for the pipeline use to transportation its percentage of production.

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

On March 30, 2023, MME published Resolution 279 of 2023, which determined that the tariffs set for the period of July 2019 to June 2023 would remain in force until new tariffs were set for the period of July 2023 to June 2027, according to a new methodology yet to be defined. Any tariff or methodology revision must always be developed under the premise of adequate compensation for investments and incentives for access and proper provision of the service for all agents, for which the Ministry must publish the proposed resolution for comments from the agents before its final issuance.

On May 16, 2024, MME published a draft resolution to update the Pipeline Tariff Methodology but maintaining the essence of the current regulation, introducing modifications concerning contingency management and procedures that shippers must follow to certify the crude oils entering the system for transportation, and rules for volumetric compensation applicable to determine the tariff for this activity. The proposed tariff methodology promotes direct agreements between transporters and shippers. Additionally, compared to the current methodology established in Resolution MME 72146 of 2014, various adjustments were proposed, analyzed, and commented on by Cenit and its subsidiary companies within the stipulated period.

On August 26, 2024, MME issued Resolution 895 of 2024 to (i) lift the suspension indicated in Resolution No. 279 of 2023 and allow transporters to conduct the annual update of pipeline tariffs starting on September 1, 2024; and (ii) maintain the suspension of negotiation period regulations established in articles 5A, 5B, 5C, and 5D of Resolution 72146 of 2014.

During 2025, the MME’s regulatory agenda focused on updating pipeline transportation regulations and the corresponding tariff methodology. Midstream companies closely monitored these regulatory developments, particularly the tariff methodology. Through this ongoing engagement, they communicated key concerns to mitigate risks identified during the update process, and to ensure adequate compensation for pipeline transportation activities. Looking ahead, the MME plans to issue the updated transportation regulations in the first quarter of 2026 and the tariff methodology in the third quarter of 2026.

Hydrocarbon Ports

Port Superintendence is the authority that oversees the port business for crude oil and refined products. Although this business is not highly regulated, market participants are required to report certain information to Port Superintendence.

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

Decree 119 of 2015 was incorporated into Decree 1079 of 2015 issued by the Ministry of Transport, which compiles most Colombian decrees and regulations in force regarding the administrative sector of transportation. During 2025, Cenit conducted active and coordinated management to obtain authorization from the National Infrastructure Agency (ANI) that would allow a temporary access to the Tumaco port, a strategic facility for the transportation and handling of hydrocarbons in the south of the country. This authorization was issued by ANI in December 2025 for a period of three years.

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

With draft Resolution CREG 705 002 of 2022, CREG proposed a tariff methodology for the remuneration of the transportation of liquid fuels and liquefied petroleum gas (LPG) through pipelines. This regulatory proposal aims to guarantee a fair and efficient tariff structure, promoting investment in infrastructure and improving service quality. Among the most relevant elements of the resolution are the integration of remuneration for liquid fuels and LPG, the consideration of the technical conditions of the transported products, and the inclusion of mechanisms for the remuneration of infrastructure defined by the central planner.

In 2025, CREG issued draft Resolution CREG 705 009 of 2025, setting forth an updated proposal for the pipeline transportation tariff methodology. This revised proposal includes several of the comments submitted by Cenit in response to the version published in 2022. Although this update represents meaningful progress toward establishing a tariff framework aligned with the sector’s needs, additional work is necessary to adequately promote investment and operational efficiency. Given the potential impact of this initiative on the development of new infrastructure in the liquid fuels sector, CREG submitted the proposal to the Superintendence of Industry and Commerce for its competition advocacy review. This review is a process through which the superintendence evaluates proposed regulations to determine whether they may create unnecessary restrictions on competition, ensuring that new regulatory measures do not unduly hinder market entry, investment, or efficient market functioning. Notably, CREG’s indicative preliminary regulatory agenda for 2026 does not include any reference to this tariff methodology, which suggests that the rulemaking process is in its final stages and that a definitive resolution may be expected in the near term.

In 2025, CREG also presented Resolution CREG 704 008 of 2025 concerning certain procedures for the Pipeline Network Expansion Plan and the Continuity Plan, adopted by the MME. Such resolution is an important regulatory step for the development and execution of strategic projects which ensure the continuity and reliability of refined products transportation in the country, and where Cenit is called to participate.

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

Article 2.2.1.1.2.2.1.1. and following of Decree 1073 of 2015 establishes the general regulation related to buying and selling fuels in Colombia. With respect to refining activity, the aforementioned Decree provides the requirements and authorization procedures to develop this activity in Colombia. We are duly registered as a refining agent and therefore is authorized to sell fuels in Colombian territory to specific agents and use and acquire fuels as a large consumer, as well in specific oil plants as is published in the information system of liquid fuels of the Ministry of Mines and Energy.

3.10.3.1	Regulation of Liquefied Petroleum Gas (LPG) and Liquid Fuels

Wholesale marketing, transportation, distribution and retail marketing of LPG are mainly regulated by CREG Resolution 74 of 1996, as amended by CREG Resolutions 96 of 1996, 131 of 2001 and 71 of 2002 and subsequent resolutions. LPG in Colombia is primarily obtained through our refineries, field production and imports. The LPG must meet minimum quality standards to be marketed. Our marketing activities are regulated by CREG Resolution 53 of 2011 (as amended by CREG Resolutions 108 of 2011, 154 of 2014, 19 of 2015, 18, 63, 64 of 2016, 171 of 2017 and 103 00-2 of 2022). The LPG price is regulated by CREG Resolutions 66 of 2007 (as amended by CREG Resolutions 59 of 2008, 002 of 2009, 123 of 2010, 95 of 2011, and 65 and 129 of 2016) as well as by CREG Resolution 80 of 2017 which sets forth that the price of LPG imported by us, which is meant to be marketed for the provision of public utilities, shall be the result of competitive procedures. In Resolution 108 of 2021, issued by CREG, was established the “opción tarifaria” mechanism or “rate option”, which was a temporary mechanism that deferred the impact of the international rate hikes on the selling price of LPG to the final user.

According to Article 4 and 212 of the Petroleum Code and Law 39 of 1987 (added by Law 26 of 1989 and as amended by Law 812 of 2003), the distribution of crude oil and its derivatives have a public purpose (utilidad pública), and the distribution of fuel oil and crude oil by-products is considered a public utility activity. Consequently, individuals or entities engaged in these activities are subject to regulations issued by the Colombian Government. The Government has the power to determine quality standards, measurement, and control of liquid fuels, and establish penalties that may apply to dealers who do not operate in compliance therewith.

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

Pursuant to Law 1430 of 2010, modified by Article 220 of Law 1819 of 2016, the distribution of fuels in areas near Colombian borders is the responsibility of the Ministry of Mines and Energy and is subject to specific regulations that impose strong control procedures and requirements. The Ministry of Mines and Energy establishes safety standards for LPG, storage equipment, maintenance, and distribution of LPG.

Pursuant to Law 2294 of 2023, National Congress approved article 245 to assign the volume of fuels with tax and economic benefits to the final consumers of the municipalities. During 2026, the National Government is expected to define the methodology for applying tax benefits and mechanisms to control market saturation in the wholesale and retail distribution segment of liquid petroleum fuels in border areas.

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

The methodology for calculating jet fuel prices is set out in Law 1450 of 2011, and jet fuel prices are set by CREG according to Resolution 40193 of 2021, issued by MME and the Ministry of Finance and Public Credit.

The ANH determines the formula that is used to calculate royalty payments corresponding to the production of crude oil.

Decree 381 of 2012 and 1617 of 2013, as amended by Decree 2881 of 2013, as compiled in Decree 1073 of 2015, restructured the Ministry of Mines and Energy and gave it the responsibility to study industry problems and implement short and long-term refining planning policies. The Ministry is also responsible for establishing the governmental policies and goals to ensure the reliability, stability, and continuity to produce liquid fuels, biofuels and others.

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

According to Article 2.3.4.1.3 of Decree 1068 of 2015, amended by Decree 1451 of 2018, the resources for the functioning of the FEPC come from the following sources: (a) financial returns of resources of the FEPC; (b) extraordinary credit resources received from the National Treasury; (c) funds allocated to the FEPC in the national general budget; (d) fuel taxes and; (e) bonds or other public debt securities issued by the Nation in favor of the FEPC, in order to cover the obligations of the FEPC.

The operation of the FEPC is governed by Decree 1068 of 2015 Chapter 1, and Title 4 (compilation decree regarding treasury public sector), amended by Decree 1451 of 2018. First, refiners and/or importers of regular gasoline and diesel must report to the Ministry of Mines and Energy the volume of regular gasoline and diesel sold in the previous month including imported fuel that was subsequently distributed to meet national demand. Such reports must be made within the next 35 calendar days following the month in which the operations took place.

The aforementioned report must also contain, among other matters: information corresponding to each fuel commercialization operation, including a summary of such operations, the discrimination of the volumes sold, and the origin national or imported of the gasoline and diesel sold. Additionally, the report must include the date on which the operation was accrued and if any subsidy applies. If regular gasoline or diesel is produced in Colombia, the local refiner must inform the refinery where it was produced.

Secondly, the Ministry of Mines and Energy calculates and liquidates, by resolution, the net position of each refiner/importer and each fuel to be stabilized by the FEPC on a quarterly basis.

Decree 1068 of 2015, amended by Decree 1451 of 2018, provides that the FEPC pays in Colombian pesos the value corresponding to the calculation and settlement of the Net Position of each refiner and/or importer within the term defined by the Ministry of Mines and Energy and based on availability of FEPC resources.

Law 1819 of 2016 as amended created a tax related contribution to finance the FEPC. This contribution is caused when the sum of the Differentials of Participation (difference between the Producer Revenue and the International Parity Price, when the first is greater than the second on the date of issuance of the sales invoice, multiplied by the volume of fuel sold) is greater than the sum of the Differentials of Compensation (the difference presented between the Producer Revenue and the International Parity Price, when the second is greater than the first on the date of issuance of the sales invoice, multiplied by the volume of fuel sold).

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

Subsequently, Law 1837 of 2017 (Article 16) provided that the remaining resources that were in our accounts as of December 2014, as a result of the collection of the Differential Contribution from the FEPC, would be transferred to the General Direction of Public Credit and Treasury of the Ministry of Finance and Public Credit (DGCPTN for its acronym in Spanish). In addition, Law 1955 of 2019 (Article 33) authorizes the Ministry of Finance and Public Credit to enter into hedging agreements and establishes the conditions thereof, for purposes of guaranteeing the sustainability and the functioning of the FEPC. Law 1955 of 2019 authorizes the Ministry of Finance and Public Credit, as administrator of the FEPC, among others, to carry out, directly or indirectly, the design, management, acquisition and/or execution of hedges on the Ministry of Finance’s direct exposure to (i) crude oil and liquid fuel oils prices in the international market or (ii) the exchange rate of the Colombian Peso. This law also authorizes the Ministry of Finance to set stabilization mechanisms of the reference recommended retail prices of regulated fuel oil, as well as the subsidies to such regulated fuel oils to be executed through the FEPC. Law 2342 of 2023, which sets forth the 2024 national general budget, gave the MHCP the ability to utilize different budgetary tools to address the debts relating to the FEPC, and to set off these debts against dividends that it would be entitled to receive from Ecopetrol as its major shareholder. This provision was subsequently modified by Article 71 of Law 2559 of 2025, which enacted the Budget of Income and Capital Resources and Appropriations Law for fiscal year of 2025. Under Article 71, the Ministry of Finance and Public Credit may use the following payment alternatives to meet FEPC obligations, including those incurred in prior periods: (i) issue bonds or other public debt securities, which would not constitute a budgetary operation and would only be budgeted for purposes of redemption and interest payments; (ii) use available uncommitted debt service budget appropriations; (iii) use available FEPC cash balances; and/or (iv) offset, in whole or in part, the FEPC’s liquidated obligations to the Ecopetrol Group against dividends declared by Ecopetrol S.A. in favor of the Nation, without requiring cash movement between the parties or constituting a budgetary operation. These provisions will remain in effect until the national government implements alternative sustainable energy and gas sources.

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

On June 18, 2024, the MHCP issued Decree 0763, establishing that the income for fossil fuel producers of regular motor gasoline and diesel acquired by (i) agents authorized as large consumers; or (ii) those final consumers with an average annual consumption exceeding 20,000 gallons per month, regardless of their consumption per facility or delivery point, must be at least the international parity price. This means that the fuel acquired by these entities will not be stabilized or subsidized by the FEPC.

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

On March 18, 2025, the Ministry of Mines and Energy settled its net position corresponding to the first quarter of 2024 in favor of (i) Ecopetrol S.A., for an amount of COP 1,727,183,344,199.28 by means of Resolution 299, and (ii) Refinería de Cartagena S.A.S., for an amount of COP 501,867,931,397.22 by means of Resolution 300. On April 25, 2025, the Ministry of Mines and Energy settled its net position corresponding to the second, third and fourth quarter of 2024 in favor of (i) Ecopetrol S.A., for an amount of COP 4,269,421,463,317 by means of Resolution 544, and (ii) Refinería de Cartagena S.A.S., for an amount of COP 1,159,252,875,942 by means of Resolution 543.

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

In December 2025, the MME published a draft regulatory framework for public comment aimed at enhancing the supply of natural gas, biogas, and biomethane. Among other matters, the proposed framework addresses biomethane targets in the energy mix, conditions for biogas in isolated networks, energy community participation, and technical requirements for pilot projects.

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

Currently in Colombia the price of natural gas is determined freely by the market. In relation to transportation of gas, CREG issued Resolutions 185 of 2020 as amended by CREG Resolutions 126 and 175 of 2021, 102-11 of 2022, 102-05 of 2023, 102-10 of 2024 and 102 021 of 2025.

Pursuant to Decree 1073 of 2015 and article 19 of CREG Resolution 102-015 of 2025 the commercialization procedures do not apply to the following activities: (a) supply agreements that are executed to respond to specific natural gas system contingencies; (b) natural gas that will be used for petrochemical activities; nor (c) negotiations for natural gas produced in the natural gas testing wells.

In 2024, Colombia faced a potential natural gas deficit due to several factors, including the El Niño phenomenon (which significantly increased demand for natural gas for thermal energy production), a decline in natural gas reserves, and a reduction in exploration contracts. These circumstances culminated in the issuance of MME Resolution 40444 of 2024, declaring a scheduled natural gas rationing. In response, CREG issued Resolutions 102 007 and 102 009 of 2024, aimed at adjusting natural gas commercialization rules to enhance efficiency in the allocation and distribution of natural gas. CREG Resolution 102-015 of 2025 consolidates Colombia’s wholesale gas commercialization regime, replacing Resolution 186 of 2020 and updating market rules to align with current policy. The resolution became effective on June 1, 2025, with certain provisions becoming effective upon publication. Key changes under the resolution include: (i) streamlined primary market mechanisms while preserving existing seller and buyer classifications; (ii) a more flexible, codified procedure to prioritize supply for essential demand; (iii) authorization for specific cases of joint commercialization, subject to CREG approval; (iv) updated contract types and minimum terms, including firm contracts subject to conditions and price indexation provisions; (v) stricter requirements for import sellers, who must now demonstrate access to import infrastructure through appropriate certification (CIDVF/PTDVF); and (vi) transitional measures to coordinate supply arrangements with in-year transport capacity contracting.

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

On February 16, 2023, President Gustavo Petro issued Presidential Decree 227 of 2023 by means of which he “reassumed” (as stated in such Presidential Decree) the powers to regulate the natural gas market that were delegated to CREG, in accordance with article 68 of Law 142 of 1994. Nonetheless, Presidential Decree 227 of 2023 was suspended by the High Court for Administrative Matters (Consejo de Estado) via writ 00045 of 2023, in response to an annulment action filed before said organism. On July 7, 2023, the High Court for Administrative Matters (Consejo de Estado) confirmed the initial decision to suspend the aforementioned Presidential Decree after the appeal presented by the National Government. As of the date of this annual report, Presidential Decree 227 of 2023 is suspended until the High Court for Administrative Matters (Consejo de Estado) issues a final decision on the annulment action.

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

In December 2024, the Colombian Public Utilities Superintendence (Superintendencia de Servicios Públicos Domiciliarios, or SSPD) published for public comment a draft regulatory amendment intended to align its supervisory framework with Decree 1467 of 2024, which updated the rules applicable to the importation and regasification of natural gas. Following this consultation process, on January 13, 2025, the SSPD issued Resolution No. 20251000008335, which partially repealed Resolution No. 20201000057975 of 2020 by eliminating the following: (i) certain definitions and requirements applicable to gas import and regasification activities, including the obligation for participating agents to adopt the legal form of a public utilities company (E.S.P.); (ii) assimilation of marketing of imported gas to marketing activities under Colombian natural gas regulation and (iii) assimilation of regasification activities to transportation activities under Colombian natural gas regulation. These regulatory changes seek to streamline oversight, reduce entry barriers, and enhance flexibility and competition in the Colombian natural gas import market.

In December 2025, the MME published for public comments a draft regulatory framework to enhance natural gas, biogas and biomethane offer, among other matters. The draft regulatory framework establishes precedent conditions for offshore basins supply contracts, removes intermediation in the secondary market, and introduces updated definitions to clarify gas availability, self-consumption and commercialization rules within the wholesale gas market.

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

On January 30, 2025, the Colombian Ministry of Mines and Energy issued Resolution 40031 of 2025, which formally adopted the Natural Gas Supply Plan for 2023–2032, based on the technical study prepared by the UPME. This plan establishes the Government’s medium- and long-term framework to ensure the security and reliability of natural gas supply in Colombia, identifying priority infrastructure projects, supply sources, demand coverage strategies and demand segments. The plan applies to calendar year 2025 and subsequent years and reinforces the prioritization of essential demand, including residential users, critical industrial activities and electricity generation, particularly under supply-constrained scenarios. Complementing this planning framework, Resolution CREG 102-015 of 2025 operationalized demand prioritization within the wholesale gas market by defining methodologies for the allocation and maximum contracting of gas volumes subject to priority criteria, thereby integrating supply security considerations directly into market contracting practices.

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

Circular 40039 of December 15, 2025, issued by the Ministry of Mines and Energy, informs the wholesale natural gas market of the immediate application of measures and regulations adopted to ensure the continuity, reliability, and security of supply for essential demand within the framework of a fair energy transition, particularly through the prioritization of essential demand via interruptible supply contracts, as provided in MME Resolution 40563 of 2025 and CREG Resolution 102 015 of 2025. The Circular sets out:

(i)	The applicable constitutional and legal framework confirming the essential nature of public utility services and the Nation’s duty to ensure efficient delivery, and the obligation for agents serving essential demand to contract supply with physical backing from proven reserves pursuant to Decree 1073 of 2015.
(ii)	The conditions under which interruptible gas supply contracts acquire daily firmness through the nomination cycle: (i) buyer nomination on the day-ahead (ii) seller authorization for the gas day-ahead. It also stablishes the criteria for physical backing under Article 38 of CREG Resolution 102015 of 2025 for interruptible natural gas supply agreements.
(iii)	The prioritization scheme mandated by Articles 2 and 3 of MME Resolution 40563 of 2025 for authorizing nominations in the primary market so as to attend essential demand first, including the order defined in Decree 1073 of 2015 and Annex 8 of CREG Resolution 102 015 of 2025 (National Transport System (Sistema Nacional de Transporte – SNT) compression stations; residential and small commercial users; Compressed Natural Gas for Vehicles; and refineries excluding self-generation replaceable by the Interconnected National System (Sistema Interconectado Nacional – SIN)), followed by non-essential demand.
(iv)	The permissibility and necessity of using interruptible contracts to optimize available supply when firm options are limited, subject to physical backing for essential demand volumes.
(v)	The specific cases in which prioritization applies, namely where buyers cannot access firm domestic quantities sufficient to cover essential demand, or only have access to firm imported gas quantities, provided the interruptible purchase price is lower than the firm imported price.
(vi)	The monitoring and reporting duties of the market manager regarding collection, verification, registration, publication, and execution tracking for interruptible contracts in the primary market to detect price variations offered to essential demand and average prices of interruptible contracts.
(vii)	Operational obligations for market agents-distributors, producers, thermal generators, and others-including publicly disclosing interruptible availability, timely daily nominations to acquire firmness, continuous coordination with CREG and MME, and transport capacity coordination, along with ongoing evaluation to make necessary adjustments to safeguard essential demand supply.

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

The Resolution establishes the scenarios in which burning and venting of gas is allowed in the stages of exploration and exploitation of hydrocarbons, as well as the technical parameters to efficiently and responsibly execute these activities, when expressly authorized. This Resolution also sets standards for natural gas leak detection, quantification, repair, and control in respect of the activities performed on natural gas exploration and exploitation fields. This Resolution regulates the detection and repair programs to prevent leaks, the elements included therein, as well as the reports that must be delivered to Colombian authorities.

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

Commercialization activity is regulated by CREG Resolution 156 of 2011, which establishes regulations, rights and duties of agents. The main income of commercialization agents is derived from the variable and fixed components of the unit cost tariff formula described in CREG Resolution 119 of 2007, as modified by CREG Resolutions 156 of 2009, 173 of 2011, 191 of 2014, 30 of 2018, 101-03 of 2022, 101-18 of 2022, and 101-28 of 2023. The variable component considers:

●	the costs of commercialization services, as determined by article 12 of CREG Resolution 180 of 2014,
●	the amount that these agents must pay to the manager of the commercial exchanges system, calculated by the Trade Exchange System Administrator (“ASIC,” for its acronym in Spanish) based on the mathematic methodology set forth by CREG Resolution 174 of 2013 (as modified by CREG Resolutions 175 of 2016 and 100 of 2015) and which is paid monthly,
●	the amount that these agents must pay to the Public Utilities Superintendence and to CREG, which is defined every year by CREG following the rules set in article 85 of Law 142 of 1994. These payments must be made each year,
●	the cost of the guarantees that the agent must provide to participate in the MEM by following the rules of CREG Resolution 024 of 1995 (as modified, among others, by CREG Resolutions 116 of 1998, 068 of 1999, 066 of 2000, 019 of 2006, 089 of 2009, 011 of 2010, 038 of 2010, 073 of 2010, 157 of 2011, 110 of 2014, 184 of 2015, 060 of 2019, 044 of 2020, 031 of 2021, 101-028 of 2022, 101-12 of 2023, 101-18 of 2023, 101 040 of 2024 and 101 - 81 of 2025), this shall be calculated considering article 19 of CREG Resolution 180 of 2014,
●	the total sales to users of the commercialization agent, regulated and non-regulated, and
●	regarding the markets that commercialization agents attend, Law 143 of 1994 divides the market into two segments: regulated market (“Regulated Market”) and the non-regulated market (“Non-Regulated Market”).

The Regulated Market is comprised of individual and industrial customers, residential or commercial, with electricity demands below 0.10 MW or monthly consumption lower than 55 megawatt-hours (“MWh”). Regulated Customers are free to select any service provider. However, tariffs are subject to a regulated freedom of choice regime, whereby commercialization agents are required to follow the criteria and methodology set forth by CREG, which establishes the parameters that must be used by electric energy agents in setting forth the maximum applicable charges for the services they provide. Purchases of electricity in the Regulated Market are made through public bids to ensure open and free access; however, during 2024, due to the impact of the “El Niño” phenomenon, CREG issued CREG Resolution 101 057 of 2024 implementing a transitory rule. The transition consisted of contracts with a maximum performance term until December 31, 2025. Under this provision, retail agents serving the demand of regulated users were authorized to execute contracts under the pay-as-contracted modality directly, without the requirement to conduct an auction.

The Non-Regulated Market is comprised of electricity consumers that either have a peak demand greater than 0.10 MW or a minimum monthly consumption greater than 55.0 MWh. This segment is attended by companies conducting the generation and commercialization activities. Purchases of electricity in this segment can be freely agreed among participants at freely negotiated prices for the commercialization and generation components of the tariff’s unitary price.

Resolution CREG 015 of 2018 establishes the obligations for Network Operators (owner of the physical networks) and commercialization agents for the transportation and distribution of energy. It also regulates the quality standards for the delivery of energy at the point of consumption, and the applicable methodology for calculating the distribution charges of each Network Operator.

As determined by article 74 of Law 143 of 1994, as modified by article 298 of Law 1955 of 2019, any utility company that makes part of the SIN can generate electricity (which consists of the production of electricity through any generation plant connected to the National Interconnected System (SIN as for its acronym in Spanish), activity performed by generation agents, who participate in the MEM by selling electric energy to other generation and commercialization agents, or to Non-Regulated Users), distribution (which consists of transporting and delivering electric energy to end users through the STR, and the Local Distribution Systems (SDL for its acronym in Spanish) deploying tension levels under 220 kV; agents in charge of providing the distribution utility are called Distribution Agents or Grid Operators (OR for its acronym in Spanish)), and commercialization activities in an integrated manner. Nevertheless, these companies are not allowed to perform transmission activities, as explained below.

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

In relation with transmission, (which comprises the transportation of electrical energy in the Colombian National Transmission System (STN for its acronym in Spanish), deploying tension levels of 220 kV or higher, guaranteeing the required quality standards and the availability of the transmission assets; the owners of the transmission assets must ensure free access to the transmission networks to the users and to generation agents.) companies carrying out this activity are not able to perform commercialization, distribution or generation activities. However, commercialization, distribution and generation companies are allowed to hold shares, quotas, or equity stakes of transmission companies, if they represent no more than 15% of the company’s capital. Please note that, in this case, neither the transmission company nor the other companies may have a control situation over the other.

Exceptionally, commercialization, distribution and generation companies may own more than 15% of a transmission company if the income of the transmission company does not represent more than 2% of the total transmission income from the SIN. If the company engaged in the transmission activity, with a cut-off date of December 31 of each year, exceeds this limit, the commercialization, generation, or distribution company who has shares, quotas or interest shares in the capital of the company must sell, within six months following the occurrence of this fact, the shares, quotas or interest shares that exceed 15% of the capital stock of the transmission company. This, unless within the same period, the transmission company sells the assets that makes it exceed the 2% limit of the total income. (see CREG Resolution 95 of 2007). Notwithstanding the foregoing, pursuant to CREG Resolution 101-74 of 2025, generation and commercialization companies may exceptionally hold shares, quotas or equity interests representing more than 15% of the share capital of a company engaged in National Transmission activities that represents more than 2% of the total transmission income of the National Transmission System, provided that such generation or commercialization company has submitted a voluntary withdrawal request from the Wholesale Energy Market (MEM) before the Administrator of the Commercial Exchange System (ASIC), in accordance with CREG Resolutions 024 of 1995 and 156 of 2011, as amended, supplemented or replaced, and provided further that it: (i) has no firm energy obligations in force, whether directly or indirectly; (ii) does not represent, directly or indirectly, any commercial metering points in the energy market; (iii) does not have, directly or indirectly, contracts registered in the MEM or in any other market instances where energy purchases and sales are carried out; (iv) has received an official communication from the ASIC confirming that the voluntary withdrawal request is admissible and that the process for effective withdrawal from the market has commenced; and (v) maintains the conditions set forth in items (i) through (iii) above for as long as it holds such participation in the transmission company.

As presented above, Ecopetrol Energía and, since August 2021, ISA, were subsidiaries of Ecopetrol S.A. Ecopetrol Energía was a commercialization company and ISA has a significant percentage of the market share of the national transmission activity. Therefore, and considering the competition rules mentioned above, CREG established that we shall divest from Ecopetrol Energía or cease any commercialization activity as soon as reasonably practicable. As mentioned above, on October 1, 2024, the Company concluded the liquidation process of Ecopetrol Energía S.A.S. E.S.P.

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

Law 142 and 143 establish specific rules that apply to ISA regarding its participation in certain activities. Articles 167 of Law 142 and 32 of Law 143 establish that ISA is not allowed to participate in any generation, commercialization, or distribution activity. However, the National Development Plan issued by Law 2294 of May 2023 removed these specific restrictions to ISA. The Constitutional Court admitted a lawsuit against this provision and its final decision is pending. In any case, limitations set forth by article 74 of Law 142 of 1994 described above, may prevent Ecopetrol or any of its subsidiaries from conducting generation, commercialization, or distribution activities.

3.10.6	Regulation of the Electricity Self-Generation Activity

Law 1715 of 2014 (amended by Law 2099 of 2021) regulates the integration of non-conventional and renewable energies to the SIN. Among other aspects, this law obliges the Colombian Government and CREG to develop the regulatory framework for the promotion of the electricity self-generating activity from non-conventional renewable energy sources and the sale of self-generation surpluses.

The self-generation activity is defined as the activity conducted by either people or legal entities to produce electricity mainly to meet their own needs. In case there is a surplus of energy, not consumed by the self-generator, such surplus may be delivered to the grid on the terms established by CREG (See CREG Resolutions 024 of 2015 and 174 of 2021, which application depends on whether the self-generator is a large-scale or a small-scale self-generator, as explained below).

Based on Law 1715 of 2014, Decree 2469 of 2014, as compiled by Section 4 of Decree 1073 of 2015, which established energy policy guidelines regarding the delivery of self-generation surpluses through the SIN. In addition, this decree sets forth the parameters for a person to be considered as an electricity self-generator. Specifically, it states that in order to be considered a self-generator a person must (a) receive electricity for its consumption without it being necessary to use assets of the SIN, (b) the electricity surpluses may be higher in any measure, and without any regulatory limit or restrictions, than the value of its own consumption, (c) for the delivery of surpluses to the SIN it will be necessary for the self-generator to submit itself to the regulation of CREG, case in which large-scale self-generators must be represented before the wholesale energy market, and (d) the generation assets may be owned by the self-generator and may be owned and operated by third parties.

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

The Ecopetrol Group has invested in several projects that are considered projects from AGGE, which means that CREG Resolution 024 of 2015 is the main regulation that applies to our self-generation projects, notwithstanding the rules applicable pursuant CREG Resolution 174 of 2021. As of the date of this annual report, we comply with all regulations, as set forth in the above-mentioned resolution and Decree 2469 of 2014 regarding the delivery of electricity surpluses to the SIN and to its subsidiaries or controlled parties.

In July 2021, Congress issued Law 2099 of 2021, modified by Law 2294 of 2023. These pieces of legislation regulate aspects related to energy transition and updated provisions with respect to the development and promotion of unconventional sources of energy, energy efficiency and clean hydrogen.

Listed below are certain relevant aspects of Law 2099 of 2021 as amended:

(i)

The new law brought amendments to Law 1715 of 2014 on the declaration of public and social interest, which consists in the promotion, stimulation and incentive to the development of generation activities, use, storage, administration, operation and maintenance of non-conventional energy sources, mainly those of renewable sources (“FNCER” for its acronym in Spanish). The qualification of public utility or social interest is expected to have positive impacts in such projects and grant them preference rights in issues related to land use, planning and environmental planning, economic promotion, positive valuation in administrative procedures and forced expropriation. The new regulation includes those projects related to storage within those that can be part of the declaration of public and social interest, which is a nod to the development of such projects for the purposes of energy efficiency and energy transition;

(ii)

Green hydrogen was added as a FNCER and blue hydrogen as FNCE. Green hydrogen is produced from FNCER such as biomass, wind energy, geothermic energy, solar energy, tidal energy and small hydropower. Nevertheless, Law 2294 of 2023 establishes that green hydrogen can be produced by energy coming from the SIN. On the other hand, blue hydrogen is produced from fossil fuels, especially by the decomposition of methane and its production process has a system of carbon capture, use and storage. Finally, white hydrogen was added as a FNCER through Law 2294 of 2023. White hydrogen is “associated with geological processes in the earth’s crust and found in its natural form as free gas in different geological environments either in layers of the continental crust, in the oceanic crust, in volcanic gases, and in hydrothermal systems, such as geysers” (definition introduced by Law 2294 of 2023);

(iii)

The Ministry of Mines and Energy, or the entity designated by it, was appointed as the entity to establish guidelines for the development of geothermal energy in Colombia and must create a geothermal registry in which all projects intended to explore and exploit geothermal energy to generate electricity will be registered. The Ministry of Mines and Energy may establish special registration conditions for already existing projects of co-production of electric energy and hydrocarbons, to avoid the overlapping of projects, define the areas that will not be subject to registration and determine conditions, terms, requirements and obligations;

(iv)

The law states that the Colombian Government will develop the necessary regulations for the promotion and development of carbon capture, use and storage systems (CCUS) technologies. CCUS should be understood as the set of technological processes the purpose of which is to reduce carbon emissions in the atmosphere, capturing the CO2 generated on a large scale from fixed sources to store it under earth in a safe and permanent manner. Under the same logic, the Colombian Government will design a public policy to promote research and local development of technologies for the production, storage, conditioning, distribution, re-electrification, energy and non-energy uses of hydrogen and other low-emission technologies within six months after the entry into force of this law. Furthermore, the Ministry of Mines and Energy will promote the reconversion of mining and hydrocarbon projects that contribute to the energy transition. For this purpose, the ANH and the National Mining Agency may design mechanisms and agree on conditions in current and future contracts that encourage the generation of energy through FNCE, the use of alternative energy sources, and the capture, storage and use of carbon; and

(v)

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

By means of Resolution MME 40284 of 2022, as amended by Resolution MME 40712 of 2023 and further updated by Resolution MME 40368 of 2024, the Ministry of Mines and Energy established the general terms for granting temporary occupation permits for maritime areas, as well as the granting of maritime concessions intended for the development of offshore wind energy projects. These permits will be awarded through a competitive process to be conducted by the ANH, which began on December 4, 2023. During 2024, the prequalification process was initiated for the first round, qualifying companies such as Parque Eólico Offshore Vientos Alisios SAS ESP, CI GMF III COOPERATIEF UA, JAN DE NUL NV, Ecopetrol SA, Powerchina International Group Limited, CTG Colombia Holding SAS, Duna Energy Latinamerica, Seynekun ESG Solutions SAS, Enterprize Energy (UK Limited), Celsia Colombia SA ESP and DEME Concessions Wind. The successful bidders must form a consortium, temporary association or partnership with a public or mixed company of the oil & gas or energy sector (first paragraph of article 18 of MME Resolution 40284 of 2022 as amended by MME Resolution 40368 of 2024).

In November 2024, the MME issued Decree 1403, amending Decree 1073 of 2015 to update Colombia’s energy policy guidelines on self-generation and marginal production of electricity. This decree introduced the possibility for self-generators and marginal producers to use the National Interconnected System (SIN) to consume electricity at locations different from where it is produced, eliminating previous regulatory barriers. To implement these policy guidelines, the MME subsequently issued MME Resolution 40379 of 2025— later extended in its validity by MME Resolution 40575 of 2025—which establishes the temporary rules, requirements, and enabling obligations applicable to remote self-generators and marginal producers using the SIN, while expressly providing that such rules shall remain in force until CREG issues the corresponding final regulation. These changes aim to foster the use of non-conventional renewable energy sources, supporting Colombia’s transition to a more sustainable energy landscape. For companies engaged in self-generation and potentially entering into distributed marginal production (such as Ecopetrol), Decree 1403 presents significant opportunities to expand operations and optimize energy distribution across various locations, aligning with the country’s commitment to renewable energy integration.

During 2025, Colombia’s regulatory framework for electricity self-generation experienced significant developments through executive and regulatory actions, rather than legislative reform. In April 2025, CREG issued Resolution 101-072 of 2025, which established a harmonized regulatory framework for collective self-generation and energy communities. This regulation enabled groups of users to jointly self-generate electricity, including through virtual aggregation mechanisms within the same distribution system and commercial market, and defined technical, commercial, and remuneration rules applicable to surplus energy injected into the grid. This marked a shift from a predominantly individual self-generation model toward collective and community-based schemes.

In addition, during 2025 the UPME adopted measures that expanded the scope and system integration of self-generation activities. Through Decree No. 972 of 2025, the Government created the “Colombia Solar” program, formally recognizing solar self-generation by residential users in lower-income strata as a policy instrument and an alternative to traditional electricity subsidies. Separately, the UPME issued Resolution 000749 of 2025, which unified and updated the procedures for the registration of generation projects, including self-generation and remote self-generation, making such registration mandatory for projects operating in the National Interconnected System. Together, these measures increased regulatory visibility, broadened participation in self-generation schemes, and reinforced the role of self-generation within Colombia’s electricity system planning and energy transition policy.

In accordance with the guidelines established in Decree 1403 of 2024, the CREG issued Resolution 101099 of 2026, which regulates the conditions applicable to remote self-generation and remote marginal production. This resolution is the result of the regulatory process initiated with the publication of the draft regulation in 2025, and establishes the technical, commercial, and operational requirements under which self-generators and remote marginal producers may use the networks of the National Interconnected System (SIN) to meet their own demand or that of economically linked users.

3.10.7	Regulatory Framework for Energy Transmission

In the countries in which ISA operates, energy transport is a regulated and independent activity within the electricity sector’s production chain and is considered a natural monopoly, although there are different business models in the electricity industry in those countries. In Colombia and Chile, the transmission companies own the assets and infrastructure. In Peru and Brazil, companies obtain concessions to operate assets and infrastructure and revert ownership to governments once the concessions expire; In Bolivia, transmission is part of the National Interconnected System (SIN) under a regime regulated by the Government/Republic of Bolivia, where the National Electricity Company (ENDE), through its subsidiaries, is the main operator and responsible for most of the transmission infrastructure. In each of those models, the companies must provide the service with the quality standards defined by the regulation and, by virtue of this, receive the corresponding remuneration. The revenues are not affected by the supply and demand for electricity or the volume of electricity consumed by end users.

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

Colombian regulations establish the responsibility of the Nation, through UPME, to prepare the Reference Generation Transmission Expansion Plan. The projects proposed in the STN expansion plans must be technically and economically feasible and must have the approval of the relevant environmental authorities mentioned above. The STN expansion procedure, as provided in applicable regulations including CREG Resolution 022 of 2001, guarantees a competitive bidding process summoned by UPME with respect to the construction, operation and maintenance of new electricity transmission expansion projects.

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

The remuneration applicable to existing assets is regulated by CREG Resolution 011 of 2009 by means of a regulated revenue tariff methodology, which establishes usage charges for constructive units, considering the reposition value; the administration, operation and maintenance costs; and some asset availability and quality indexes. Thus, the quality of the transmission service is defined according to asset availability and Energy Not Supplied (ENS). Transmission companies may be liable for deductions from their regulated revenue, when they are unable to provide a good service.

The most recent plan prepared by UPME and adopted by the MME was the Transmission Expansion Plan for 2024–2038, aimed at modernizing the National Transmission System (STN) and implementing new tenders. Additionally, through Resolution 40004, published on January 14, 2026, the MME declared as urgent a set of projects that had been under review and approval by UPME as part of the planning analyses conducted during 2025. These projects incorporate the development of new technologies, including a group of synchronous condensers, expected to be developed and to start operations in 2029. The development of the works approved in the resolution is expected to begin shortly under the procedures established in the regulation.

Meanwhile, Decree 227 of 2023, by means of which President Gustavo Petro “reassumed” (as stated in such Presidential Decree) the powers to regulate the energy market that were delegated to the CREG, in accordance with article 68 of Law 142 of 1994, remains suspended by the Council of State, and therefore the CREG still holds its regulatory functions.

Brazil

The public electricity transmission service of the SIN comprises the facilities of the Basic Grid (“RB”), Other Transmission Installations and International Interconnection Installations. In accordance with Regulatory Resolution 67 of July 8, 2004, the RB comprises the SIN facilities with voltage level equal to or higher than 230 kV, while the RBF comprises the SIN power transformer units with voltage level higher than or equal to 230 kV on the high voltage side and lower than or equal to 230 kV on the low voltage side. Transmission services are operated exclusively through concessions, in which the Brazilian government grants private agents, through bids, the right to build, operate and maintain the facilities.

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

Brazil currently operates under ANEEL’s 2025–2026 Regulatory Agenda, approved through Ordinance 6,909/2024 and revised by Ordinance 6,997/2025. The agenda establishes regulatory priorities regarding transmission system use-of-system charges (UST), climate resilience, market liberalization, and the regulation of concession terminations, guiding ongoing regulatory adjustments and bidding processes.

Peru

Transmission lines belong to four national systems: Guaranteed, Complimentary, Principal and Secondary, with this last one being the largest one.

There are basically three transmission plans that allow the expansion of the transmission network: (i) the transmission plan that is designed by Committee of Economic Operation of the Electrical System (“COES”) every two years and subject to the approval of MME, (ii) the Investment Plan approved by Energy and Mining Supervisory Authority and (iii) the expansion plan of the network subject to REP’s concession which must filed by REP before the MME.

Once the transmission plan is approved, the binding plan projects (facilities that are part of the guaranteed system) must be tendered through international public bidding for the granting of new concessions through the signing of a contract under the build–own–operate–transfer modality. The bidding processes have been entrusted by the Peruvian Energy and Mines Ministry (“MINEM”) to the Peruvian Private Investment Promotion Agency. The tender is awarded to the investor who offers the lowest investment cost. The works defined as expansions or reinforcements can be granted to those concessionaires who express their right of preference if such expansions or reinforcements involve their facilities.

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

Currently, the country operates under the Transmission Plan 2025–2034, approved by Ministerial Resolution 483-2024-MINEM/DM, which has been effective from January 1, 2025, and is expected to be effective until December 31, 2026. This plan includes 19 major transmission projects, with an emphasis on 500 kV links, substation expansions, and strategic works. Commercial operation of such projects is expected between 2029 and 2030, in accordance with Law No. 28832 and the Transmission Regulations (DS 027-2007-EM). Likewise, COES updates the methodologies and expansion criteria to provide the technical and economic basis for prioritizing new works in the backbone system and in connection facilities.

Chile

The public electricity transmission service provided in the National Electric System (“SEN” for its acronym in Spanish) includes the installations of the following segments: (i) the National Transmission System, (ii) the Local Transmission System, (iii) the Dedicated Transmission System and (iv) the Transmission Systems for Development Poles.

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

For new works, the investor is selected through public tenders organized by the National Electric Coordinator (“CEN”). If the bids exceed the maximum allowed value, the tender is repeated. For expansion/reinforcement, the transmission company tenders the projects, and the developer with the lowest bid is awarded. The project is developed under the EPC modality; that is, the awardee must take care of the detailed engineering, the supply of materials, and the construction of the work, and payment is made by milestones during execution.

The conditions of safety and quality of service are contained in the Technical Standard of Safety and Quality of Service. The quality of supply of generation and transmission services is evaluated through the index of unavailability of the transmission facilities.

As of 2026, the SEN is facing increasing levels of congestion and curtailment of renewable energy, which exceeded 6,127 GWh in 2024 according to recent reports. This situation has driven the prioritization of projects classified as “necessary and urgent” under Article 91 bis of Law 20,936. The CEN continues to publish the Transmission Expansion Proposals corresponding to the 2025 and 2026 processes, along with analyses highlighting the need for new structural works, including HVDC links toward the 2036 horizon. At the same time, the Ministry of Energy and the CEN continue advancing the Transmission Planning Regulation, a key component for the full implementation of Law 20,936, which is being developed through technical working groups with sector stakeholders.

Bolivia

In Bolivia, electric transmission is regulated under the Electricity Law 1604 of 1994, which separates generation, transmission, and distribution under concession schemes and regulates tariffs, open access, and service quality through regulations such as the Electricity Market Operation Regulation (DS 26093), the Prices and Tariffs Regulation (DS 26094), and the Transmission Quality Regulation (DS 24711). The transmission network forms the backbone of the National Interconnected System (“SIN” for its acronym in Spanish), connecting generators, distributors, and unregulated consumers, while in remote areas Vertically Integrated Isolated Systems (SAVI) operate, performing all three activities.

The main operator and developer of transmission infrastructure is the Boliva itself through the National Electricity Company (ENDE), a state-owned company that, through its subsidiaries, concentrates most of the strategic transmission and generation assets, leads expansion and interconnection projects, and executes works prioritized by the government. Network planning is based on the Referential Electric Plan of the Plurinational State of Bolivia 2035, which defines reinforcements, expansions, and new interconnections to integrate isolated systems and meet growing demand, in line with the country’s energy transition policy and the objectives of the PDES (Economic and Social Development Plan) 2021–2025.

Projections from the CNDC (National Load Dispatch Committee) estimate that the SIN’s peak demand will reach approximately 1,907 MW in 2025 and 1,967 MW in 2026, highlighting the need for network expansion under ENDE’s leadership

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

Regulation of Public Private Partnerships (PPP)

The PPP Law allows the execution of concession contracts for different types of infrastructure, including transportation infrastructure (i.e. roads & highways, airports, seaports, rails, etc). Under this law, payments to concessionaires are subject to meeting and maintaining key performance indicators (KPIs) defined in any given contract.

PPP contracts assign risks to the party in the best position to control and mitigate its effects. Likewise, it must contain formulas for recognition of economic compensation to the concessionaire for the early termination of the contract and the constitution of a trust fund to manage the project’s resources.

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

The implementing legislation of the PPP Law is compiled by Decree 1082 of 2015 and was modified by Decree 438 of 2021, through which, some definitions associated with PPP were implemented, in order to align rules between projects and national and territorial prioritization, define liquidity mechanisms to avoid early termination of contracts in Private Initiative PPPs, promote competition and establish requirements for the presentation of private initiatives, among others. Decree 1082 of 2015 was also modified by Decree 142 of 2023 to promote access to the Public Procurement system for medium and small-sized companies (Mipymes), Cooperatives, and other entities of the solidarity economy. It incorporates social and environmental criteria in the contracting processes of State entities and includes the title of communal entrepreneurship.

Furthermore, Law 1682 of 2013 provides tools to overcome common bottlenecks that usually affect the feasibility of transport infrastructure projects. The main contributions of Law 1682 of 2013 are:

●	Improved planning. Requiring the public entities and persons responsible for planning transportation infrastructure projects to consider the impact the project may have on utility networks, cultural and archeological heritage sites, protected areas, communities and land acquisition, among other things, during the structuring phase.
●	Land acquisition. Authorizing both administrative and judicial expropriation procedures. Real estate owners are allowed to grant a voluntary irrevocable permission to access and perform the required works in the property and if such permission is not granted within 15 days following the administrative expropriation order, the granting authority may request the eviction of the owner. Judges may seize the property on the grounds of public interest within ten business days following the request of the corresponding granting authority.
●	Utility Networks. Providing guidelines for the relocation of utility networks, regarding the allocation of costs between the infrastructure project and the public utilities suppliers.

●	Environmental licenses. Not requiring environmental licenses for works or activities related to maintenance, rehabilitation and improvement of transportation infrastructure projects. Instead, the concessionaire may prepare an adaptation plan for the environmental guide (Plan de Adaptación de la Guía Ambiental or “PAGA” for its acronym in Spanish). Decree 769 of 2014 provides which works and activities are considered “improvement” of transportation infrastructure projects and do not require an environmental license.
●	PAGA. Pursuant to Decree 769 of 2014, PAGA is an environmental plan that provides, among other things, an identification and evaluation of the environmental impacts that could be caused by the relevant project, activity or work, the related environmental management program, a list of the required environmental permits and a contingency plan. Unlike the environmental licenses, PAGAs do not need to be approved by the environmental authorities. The concessionaire submits PAGAs to the National Agency of Infrastructure (Agencia Nacional de Infraestructura or “ANI”, for its acronym in Spanish) and the intervenor for their approval or non-objection. However, any environmental permits listed on the PAGAs must be requested from and granted by the applicable environmental authorities prior to commencing construction of the respective functional unit.

4G – 5G Highway Concessions

In Colombia, five generations of road concessions have been developed since 1994, which have had as a differentiating aspect the allocation of risks between the contracting agency of the Nation and the private partner, as well as the complexity of the transactions.

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

In January 2023, the Ministry of Transportation of Colombia signed Decree 050 of 2023, prohibiting an increase in toll rates based on the 2022 CPI, as defined in the PPP contracts. This decision is based on the government’s effort to control inflation, which led CPI to experience a 13,12% increase in 2022. However, the concession agreements provide mechanisms that compensate the difference between (i) the toll rate’s structure foreseen when the concessionaire submitted its bid, and (ii) the effects that the Decree 050 of 2023 has on the income of the toll rates; since the risk associated to toll rates increases is contractually assigned to the grantor.

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

Pursuant to Decree 050 of 2023, the Ministry of Transport, the National Institute of Roads (Invías), and the National Infrastructure Agency (ANI) have been designing mechanisms to restore the toll rates before December 31, 2024, in order to normalize the system. In this regard, they have published a resolution mandating the gradual normalization of toll rates in two phases: the first on January 1, 2025, and the second on April 1, 2025. This aims to implement a gradual transition of toll costs, minimizing the immediate impact on users. Toll rates have been normalized since.

Furthermore, at the beginning of 2025 the National Government issued Decree 069 of 2025, which amid several budgetary measures, aimed to introduce the possibility to postpone future budgetary allocations (vigencias futuras) of some specific projects, either because mutual agreement between the private party and public entity was reached or because the project schedule was breached. However, it is important to clarify that, despite the issuance of Decree 069 of 2025, there has not been a unilateral postponement of future budgetary allocations, meaning that each postponement has been a bilateral agreement between the concerned parties.

Moreover, the National Government further issued, on December 29, Decree 1472 of 2025, by means of which an amendment to the future budgetary allocations (vigencias futuras) regime was introduced. Through this decree, an article in Decree 1082 of 2015 regarding the postponement of future budgetary allocations was amended, regulating a procedure to request before the Fiscal Superior Economic Council – CONFIS an amendment on deadlines and amounts of future budgetary allocations in PPP projects, so long as several requirements are met.

In summary, although Decree 1082 of 2015 already provided for the postponement of future budgetary allocations, amendments were permitted only with respect to their term, not their value. Now, with the issuance of Decree 1472 of 2025, a request may be submitted to CONFIS to amend either the term or value of the annual disbursement of future budgetary allocations so long as the overall approved value of future budgetary allocations is not modified. Said request to CONFIS must include:

(i)	A technical, legal and financial justification for the amendment, issued by the corresponding contracting entity which must include the contractor’s acquiescence to modify the schedule of the future budgetary allocations;
(ii)	The proposed revised schedule of future budgetary allocation for the specific project, ensuring the performance and financial feasibility of the PPP project;
(iii)	A duly executed certification issued by the legal representative of the contracting entity, certifying that the amendment to the future budgetary allocations does not exceed the original value and that the amendment complies with all the limitations and restrictions to amendments of PPP projects under Law 1508 of 2015;
(iv)	A favorable written opinion issued by the relevant Ministry or head of the sector in which the PPP project is developed, expressly certifying that the amendment does not exceed the applicable annual sectoral limit, in accordance with Decree 1082 of 2015; and
(v)	A favorable written opinion issued by the National Planning Department and the Ministry of Finance confirming the feasibility of the amendment to the future budgetary allocations schedule, particularly with respect to the mid-term fiscal framework.

Chile

To improve the level of maintenance of the Chilean road infrastructure and reduce the demands on public finances, starting in the early 1990s, the Chilean government began to grant concessions, with a pre-assigned model of obligations and rights between the public and private sectors.

The execution, repair and conservation of public works are governed by the Statute of the Public Works Concessions Law, originally contained in Decree with Force of Law No. 164 of 1991, which allows people and entities, to exploit the works and services of said public works that are the object of a concession.

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

The concessionaire is responsible for the construction, financing, operation, and maintenance of the infrastructure in accordance with the standards, specifications, and designs established by the Ministry of Public Works or, failing that, in the bidding conditions, and is obliged to correct any defect in the road that arises during the term of the concession. In exchange for developing these activities, the concessionaire is entitled to retain substantially all toll revenues derived from the operation of the toll road during the term of the concession. The road itself and the accessories related to its operation remain the property of the government during the term of the concession.

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

The TESG pillar of the 2040 Strategy reflects Ecopetrol’s commitment to responsible business conduct. The Company aims to operate safely and efficiently while minimizing environmental impact and upholding human rights. These objectives are supported by an ethical and transparent governance framework, along with the technological capabilities needed to develop innovative solutions for current and future challenges.

Ecopetrol strives to strengthen its metrics and reporting practices related to TESG matters, by complying with national regulation and certain international standards published by organizations such as the Global Reporting Initiative (“GRI”), the Sustainability Accounting Standards Board (“SASB”), and the Task Force on Climate-related Financial Disclosures (“TCFD”). The Company discloses clear short, medium-, and long-term targets, while measuring its performance against these commitments and tracking progress over time. GRI standards are a widely used framework for sustainability reporting, providing standardized guidelines that enable organizations to measure and communicate their environmental, social, and governance performance in a consistent and comparable manner. On November 10, 2025, Ecopetrol published its first 2024 Financial Sustainability Report in accordance with the GRI framework, in line with its commitment to transparency, sustainable value creation, and a fair and equitable energy transition for Colombia.

Ecopetrol’s sustainability performance was assessed through S&P Global’s Corporate Sustainability Assessment (CSA) as part of its participation in the 2025 Dow Jones Sustainability Index (“DJSI”), based on 2024 performance. Ecopetrol achieved a score of 62 points, placing the Company in the 93rd percentile among its peers in the Oil & Gas Upstream & Integrated sector.

In 2023, the Company updated its materiality assessment, which is the basis of its sustainability agenda, by applying a double materiality approach and engaging a broad group of internal and external stakeholders. This methodology provides a comprehensive perspective on sustainability management by considering both (i) the actual and potential impacts of Ecopetrol on its environment, and (ii) the actual and potential implications of TESG issues on the Company’s financial performance, strategic objectives and reputation. This approach reinforces transparency and accountability in Ecopetrol’s engagement with stakeholders.

As a result of this assessment, 14 TESG issues were prioritized, and four elements were identified as crosscutting: just transition, human rights, corporate governance, and circularity. These four elements were not treated as discrete issues to be managed; instead, they were recognized for their strategic and enabling role across all material issues. Each of these matters is considered equally important within Ecopetrol’s management framework. The 14 material issues represent topics with significant impact (positive or negative) on Ecopetrol’s ability to create value in the short, medium, and long term, and/or topics of high relevance for stakeholders.

The 14 prioritized material issues are:

●	Climate change
●	Water
●	Biodiversity and ecosystem services
●	Air quality
●	Materials and waste
●	Occupational health
●	Industrial and process safety
●	Human talent
●	Sustainable territories
●	Responsible supply chain
●	Financial sustainability
●	Cybersecurity and information security
●	Innovation, science and technology
●	Ethics and transparency

In 2025, the Company updated and approved 11 out of 14 roadmaps for the issues above; these roadmaps completed the full revision cycle and received formal governance approval. The remaining three roadmaps (water; innovation, science and technology; and financial sustainability) were reviewed and presented to the Strategic Committee for initial guidance, with formal approval pending completion of the revision cycle.

The identification and prioritization of Ecopetrol’s stakeholders was also updated in 2023. This process enables the Company to build more effective relationships grounded in trust and mutual benefit. As a result of this assessment, the Company expanded its stakeholder map from seven to 11 groups: (i) the Nation, (ii) employees, (iii) communities, (iv) partners, (v) suppliers and their workers, (vi) controlled companies, (vii) shareholders and investors, (viii) media and opinion leaders, (ix) clients, (x) civil society and cooperation organizations, and (xi) the scientific and academic community.

To strengthen its management and communication with stakeholders, Ecopetrol conducts an annual perception and expectations survey. This assessment evaluates the relevance and level of satisfaction of different stakeholders associated with key issues, identifies opportunities for improvement and emerging matters, and detects potential risks that could affect the Company’s reputation or stakeholder trust. Through this process, Ecopetrol ensures that its corporate strategy remains aligned with stakeholder expectations. These results are key inputs for reviewing and prioritizing the material issues mentioned above. These results also enable the Company to design and implement annual engagement plans for each stakeholder, translating the value propositions defined for them into specific actions. This approach allows Ecopetrol to strengthen both business continuity and trust within its surroundings, particularly in the territories where the Company operates.

In 2025, the percentage of respondents who reported being “very satisfied” or “satisfied” with their relationship with Ecopetrol was as follows: controlled companies: 96%, employees: 95%, partners: 92%, media and opinion leaders(*): 87%, suppliers and their workers(*): 86%, civil society and cooperation organizations: 84%, communities: 78%, clients: 74%, scientific and academic community(*): 67%, the Nation: 65%, and shareholders and investors(*): 38%.

(*) The participation rate was below 30%. For the stakeholder groups State, Communities, and Civil Society and Cooperation Organizations, the participation level was not calculated, as there was no initial database available to establish this indicator. Consequently, the databases were progressively built as the consultations were carried out.

Human Rights

Throughout 2025, Ecopetrol worked on taking concrete steps to implement its human rights strategy. As a result of this exercise, we achieved the strengthening of public commitment to respect human rights by updating internal guidelines (Guide on Human Rights and Business and Human Rights Risk Management Cycle Guide), on the identification and management of human rights risks, as well as on value chain management (both with suppliers and partners). Ecopetrol carried out two human rights risks assessments at a regional level (Caribe and Central), contributed to the risk assessment at Guajira and followed up on the risk assessments of Orinoquía, Andina Oriente and Piedemonte Regionals, and of its security process. These due diligence exercises allow the Company to identify, prevent, mitigate and, if applicable, remedy impacts on human rights. As a result, Ecopetrol established actions that counteract the risks and impacts identified. The Company’s human rights management has undergone scrutiny by the Dow Jones Sustainability Index (DJSI), which highlights that Ecopetrol’s performance in this area has steadily improved over the years. This improvement is evident in its alignment with the UNGPs, as well as in the prevention and mitigation of human rights risks at the operational level, in communities, and with other stakeholder groups. It is noteworthy that, in the last measurement conducted in 2025 for the period 2024, the Company demonstrated the best performance in the human rights category. A score of 100/100 was achieved in four (4) out of the four (4) categories assessed: commitment, due diligence, evaluation and remediation.

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

In 2025, 54 total authorizations were granted, of which one was granted by the National Authority for Environmental Licenses (ANLA for its acronym in Spanish) and 53 were granted by the Regional Autonomous Corporations (CAR for its acronym in Spanish). These include environmental licenses and permits for the use and exploitation of natural resources. Moreover, 69 environmental permits were submitted for local and national authorities’ evaluation, and 38 archaeological programs were developed on site, based on the archaeological permits granted by the Anthropology and History Colombian Institute (ICANH, for its acronym in Spanish).

Climate Change

As part of our efforts to contribute to the Sustainable Development Goals, the Paris Agreement and Colombia’s Nationally Determined Contribution (NDC), on March 25, 2021, we announced our plan to achieve net-zero GHG emissions by 2050 (scopes 1 and 2), in line with our commitment to mitigate climate change and further the energy transition and the TESG agenda.

By 2030, we seek to reduce our CO2e emissions by 25% as compared to the 2019 baseline for scopes 1 and 2. In addition, we intend to reduce 50% of our total emissions (scopes 1, 2, and 3) by 2050. However, we cannot offer any assurance on our ability to meet these goals by such dates.

In 2023, Ecopetrol S.A. announced a methane emissions reduction target of (i) 45% by 2025 and (ii) 55% by 2030, with respect to a 2019 baseline. This target applies to direct operations in the exploration and production business. Also, in 2023, Ecopetrol joined the sectorial initiative “Aiming for Zero Methane Initiative” led by the Oil and Gas Climate Initiative (OGCI) and confirmed its commitment to action on climate change by adhering to the Oil & Gas Decarbonization Charter (OGDC). Between 2020 and 2025, Ecopetrol implemented 61 methane emission reduction projects in the production activities, achieving a cumulative reduction of 46% compared to the 2019 baseline year. Of this total, around 21 ktCH₄ correspond to initiatives between 2020 and 2024, reductions that are already consolidated in the emissions inventory closed in 2025. The remaining 14 ktCH₄ correspond to projects carried out in 2025. We expect to reflect on the results of these projects in the GHG emissions inventory at the end of 2026. Also in 2025, the Company obtained Gold Standard recognition for advances in methane emissions management, awarded for the third consecutive year by the Oil and Gas Methane Partnership (OGMP 2.0) of the United Nations Environment Programme (UNEP). In addition, it achieved a “Best Performers” rating in the International Energy Agency’s “Turning Pledges into Progress” report for transparency in its decarbonization strategy, climate commitments, and GHG emissions management.

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

In 2025, we reduced 561,454 tCO2e from new projects implemented during that year, exceeding the established annual target by 165%. The accumulated reduction for the 2021-2025 period is 2.8 MtCO2e. In addition to the efforts to decarbonize our operations, we took additional measures to manage our climate-related risks and opportunities, through the following actions:

(i)

Climate related risks: In 2025, Ecopetrol updated its analysis of climate-related physical risks for the exploration and production segment by constructing a Climate Risk Index (IRC, for its Spanish acronym) under current conditions and three IPCC scenarios (SSP1-2.6, SSP2-4.5, and SSP5-8.5) for the 2011–2040 horizon. This analysis was developed across 34 polygons, covering 100% of the licensed production areas. This result allows Ecopetrol to advance in the consolidation of climate information for its assets and establish coherent and viable adaptation actions aimed at reducing the exposure and vulnerability of its operations to climate change. The IRC methodology is based on the conceptual framework established by the IPCC in its AR5 (2014) and AR6 (2021) assessment reports, in which climate risk is defined as the result of the interaction between hazard, exposure, and vulnerability. These three components are dynamically and synergistically interrelated, determining the level of risk to which each analysis area is exposed.

(ii)

For transition risks, Ecopetrol developed energy transition scenarios, based on S&P Global Market Energy and Climate Scenarios, for monitoring trends in each of the three business lines, which aims to be a solid and unified reference framework that allows the Ecopetrol Group (EG) to anticipate and understand the challenges and opportunities of the energy transition, through the presentation and comparison of three scenarios:

o	Climate Alignment (1.7° - 1.8°C),
o	Energy Balance (1.9° - 2.3°C), and
o	Climate Divergence (2.5° - 2.8°C).

These scenarios provide a unified framework to anticipate opportunities and risks arising from the energy transition, decarbonization, and diversification toward clean energy sources. Under this approach, the 2040 Strategy recognizes the importance of a just, gradual, and safe transition that balances climate change mitigation with economic development and social well-being.

While the first and third scenarios do not represent the group’s core vision, assessing different perspectives on the global energy transition remains necessary. According to the 2040 Strategy, Ecopetrol considers the second scenario the most likely, aligning with a gradual energy transition.

(iii)

Innovation, research, and development: we advanced in further exploring opportunities to implement emerging low-carbon technologies like CCUS, hydrogen and renewable energy projects, in testing top-down and bottom-up technologies for the detection and measurement of fugitive emissions and vents in the exploration and production and refining and petrochemicals segments, and natural carbon sinks.

(iv)	Participation in public policy discussions: the company articulates its climate ambition with government plans and strategies and participates in the construction of climate change regulations.

In 2025, the transport and logistics segment companies (Cenit, ODL, ODC, Oleoducto Central Ocensa), ISA, and Ecodiesel, continued with their commitment to be carbon neutral. To maintain this goal, the companies implemented a work plan under three focus areas: (i) a GHG emissions inventory, which estimates the total tons of CO2e emitted by the companies on an annual basis, (ii) an emissions reduction portfolio in energy efficiency and renewable energies, and (iii) applying the Natural Climate Solutions (NCS) as an offsetting alternative, identifying opportunities to restore strategic ecosystems, protect biodiversity, improve ecosystem services and contribute to the construction of more sustainable economies in the regions where they operate.

In 2025, Ecopetrol’s Carbon and Crude Area continued strengthening its strategy for trading carbon offset products.

The company sold more than 1.13 million barrels of carbon compensated premium gasoline to wholesale distributors and 25,000 tons of carbon compensated asphalt in Colombia. Ecopetrol’s carbon offset strategy covers direct GHG emissions generated throughout the product’s lifecycle, from its production process to the point of delivery agreed with our customers.

In 2025, ISA defined an annual consolidated goal relating to the company’s reduction of CO2e emissions aligned with the ISA Net Zero commitment. This goal integrated potential CO2e emissions reductions from voluntary actions including Scope 1, Scope 2 and Scope 3 emissions (water consumption, generation of waste, employee commuting, and business travel). The specific goal of CO2e emissions reductions was to comply with the consolidated Net Zero pathway for ISA in the 2022-2025 period. ISA’s emissions performance includes greenhouse gas emissions from SF6, fuel combustion, fugitive emissions, energy, water consumption, generation of waste, employee commuting, and business travel. By the end of 2025, the consolidated performance of CO2 emissions for ISA showed a 110% achievement of the 2022-2025 net zero pathway, 17,497 tons of CO2e below the company carbon budget for the period.

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

In 2023, Ecopetrol ratified its commitment to be water neutral by 2045. The objective is to achieve a balance between the water required to operate, and the actions that reduce the direct water footprint, as much as economically and technically feasible, as well as to replenish the remaining water consumption through actions that improve the water security in our operation basins. To achieve this goal, Ecopetrol has undertaken proactive actions, beyond environmental compliance, which have enabled it to manage water risks in the physical, regulatory, and reputational components, and generate social and environmental benefits.

During 2025, Ecopetrol’s direct operations recycled 181 million cubic meters of water, that is, 82% of the total water required to operate, which means a 10% increase compared to 2024. In addition, 38.98 million cubic meters of freshwater were withdrawn, which account for 18% of the total water required to operate, resulting in a 1% decrease compared to 2024 and a 24% decrease compared to Ecopetrol’s water neutrality baseline (2019).

These figures indicate efforts towards improving water efficiency, not only by the increase in water recycling and reuse (the highest in Ecopetrol’s history) but also in terms of freshwater intensity which was reduced to 1.18 barrel of water/barrel of oil (Bbl-water/Bbl-oil) in the refining and petrochemicals segment (a decrease of 1% compared to 2024) and decreased to 0.32 Bbl-water/Bbl-oil in the exploration and production segment. These results were leveraged by the fulfillment of the water management efficiency targets for 2025 and allow us to continue the path towards water neutrality by 2045.

In 2025, Ecopetrol received an “A-” score in CDP Water Security for the third consecutive year, which ratifies us in the “Leadership” band as one the best company in the oil & gas sector in water stewardship practices. In addition, five assets were successfully verified by a third-party in the water footprint calculation, based on the NTC-ISO 14046 standard, achieving a total of 23 assets verified to date.

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

(i)	Prevention and mitigation of biodiversity impacts:
●	Enhancing Biodiversity Information for Decision-Making and Resilience Analysis
●	Incorporate the mitigation hierarchy in the planning and implementation of projects and operations.
(ii)	Implementation of nature-based solutions:
●	Large-scale interventions in priority areas to capture GHG emissions through NCS and generate additional biodiversity and social co-benefits.
●	Conservation efforts aim to improve biodiversity and protect ecosystem services.

Results related to positive impacts on biodiversity:

●	We have designated 20 areas owned by the Ecopetrol Group for conservation, collectively known as “Ecoreservas,” encompassing a total of 15,538 hectares. These areas serve as habitats for over 2,426 species, including amphibians, birds, insects, mammals, fish, plants, and reptiles. Among these, 162 species are endemic, and 23 are classified under various threat categories according to the IUCN.
●	We have 294,261 hectares under restoration and/or conservation actions, supported by 1,836 active conservation agreements with local stakeholders. These initiatives include both voluntary and mandatory restoration actions. During 2025, 11,501 hectares were managed for conservation purposes, divided between 537 hectares through voluntary actions and 10,964 hectares linked to compliance with environmental obligations (including hectares in conservation, restoration, silvopastoral systems, and agroforestry systems).
●	Through the Wildlife Project, we implemented measures to protect 17 threatened flora and fauna species across three key Colombian landscapes: the Eastern Plains, the Middle Magdalena, and the Amazonian Andean Piedmont. As part of the Taskforce on Nature-related Financial Disclosures (TNFD), using the LEAP (Locate, Evaluate, Assess, and Prepare) methodology, an analysis was conducted of 10 directly operated assets and two refineries, assessing impacts, dependencies, risks, and opportunities related to nature, including a financial assessment of risks. Nine prioritized materials were analyzed in the supply chain, identifying risks associated with natural resource availability, regulatory changes, and pressures on biodiversity.

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

During 2025, the Ecopetrol Group adopted the Guide for the Management of the Circular Economy Model, which establishes premises, requirements, and governance to optimize efficiency in the use of resources, minimize environmental impacts, promote the regeneration of natural systems and generate value for stakeholders, demonstrating the commitment to the 2040 Strategy and the Sustainable Development Goals (SDGs).

Sustainable Territories - Social Investment for Territorial Transformation

In 2025, the Ecopetrol group allocated resources for the execution of the sustainable territorial development portfolio amounting to COP 335,152 million, this includes both strategic and mandatory social, environmental, and relationship investments. These initiatives generated 19,423 direct and indirect jobs, of which 57% correspond to Ecopetrol S.A.

Due to social investment initiatives and a reduction in territorial conflicts, COP 93,563 million were contributed to the company’s net profit in 2025, representing a 184% increase year over year compared to 2024. Furthermore, the company generated an impact on the regional GDP of COP 1,110,167 million, exceeding the 2024 impact by 41% through the execution of projects, job creation and economic impact of the projects.

The Company’s social investment projects are grouped into three programs: (i) Improvement of Essential Living Conditions, (ii) Income Generation, and (iii) Human Capital Transformation. The Company contributes comprehensively to the agenda and goals of the United Nations’ Sustainable Development Goals (“SDG”), with SDG 7 (Affordable and Clean Energy), SDG 6 (Clean Water and Sanitation), SDG 4 (Quality Education), and SDG 10 (Reduced Inequalities) being the most impacted, as follows:

i.

Improvement of Essential Living Conditions: With the purpose of improving access and coverage in basic care of essential public services for vulnerable communities in the areas of influence, in 2025 we obtained the following results:

o	Energy and Gas: Connection of 51,795 new households to gas service in the departments of Antioquia, Arauca, Atlántico, Bolívar, Boyacá, Caldas, Caquetá, Casanare, Cauca, Cesar, Córdoba, Cundinamarca, Huila, La Guajira, Magdalena, Meta, Nariño, Norte de Santander, Putumayo, Santander, Tolima y Valle del Cauca. In relation to energy, there were 5,862 individuals benefited.
o	Potable Water and Basic Sanitation: 6,494 people benefited from access to potable water in Norte de Santander, Meta, Santander, Atlántico, Cesar, Córdoba, Magdalena, Tolima and Guajira.
o	Health: 55,210 people benefited from health sessions and promotion and prevention programs for the most vulnerable population.
ii.

Income Generation: In 2025, we focused efforts on diversifying and dynamizing local economies, promoting programs to encourage productive vocations, job creation, entrepreneurship, and innovation. We also contributed to improving land connectivity and public community infrastructure with the following results:

o	Inclusive Rural Development: Benefited 2,663 families with strengthening of productive capacities and connection with markets in the departments of Arauca, Boyacá, Casanare, Cundinamarca, La Guajira, Magdalena, Meta, Norte de Santander, Putumayo and Santander.
o	Entrepreneurship and Business Development: Benefited 19,982 entrepreneurs, Micro, Small, and Medium-sized Enterprises (MSMEs), and young people with business strengthening and skills development programs.
o	Road Infrastructure: We contributed on 147.9 kilometers of roads in the departments of Cesar, Cundinamarca, Meta, Casanare, Arauca, Atlántico and Tolima.
o	Public Infrastructure of Community Interest: We assisted on 67 infrastructures, including spaces for education, sports, recreation, and culture, promoting meetings for coexistence and citizen participation.

iii.

Human Capital Transformation: During 2025, we developed various programs and projects focused on achieving greater school permanence and coverage in education, as well as improving educational quality, by which 256,496 children and young people benefited from. This includes interventions such as provision of school kits, school furniture, training for energy transition, teacher training, higher education scholarships, and improvement of educational infrastructure.

Works in lieu for Taxes: The “Works for Taxes” program is a mechanism created by the National Government in 2017 that allows companies to pay up to 50% of their income and complementary taxes through the direct execution of social impact projects in the Areas Most Affected by the Armed Conflict (ZOMAC). These projects aim to construct, improve, optimize, or expand infrastructure and provide the necessary equipment for services such as roads, drinking water and sanitation, energy, education, and public health, among others.

During 2025, the Ecopetrol Group completed 21 projects for an amount of COP 109,681 million benefiting more than 419,473 inhabitants in 31 municipalities of 12 departments, the works include the improvement of 2.6 km of road in Prado (Tolima), Ovejas (Sucre) and Buenaventura (Valle del Cauca), the delivery of school supplies in 781 educational establishments in the departments of Antioquia, Bolívar, Casanare, Cesar, Córdoba, Huila, Putumayo, Santander, Sucre and Valle del Cauca; and the provision of 27 Child Development Centers (CDIS) of the Colombian Institute of Family Welfare (ICBF) in Antioquia, Bolivar, Casanare and Sucre, also, on the front of energy transition, 1,119 photovoltaic solar solutions were delivered for dispersed rural housing, which benefited 4,879 inhabitants with the electricity service, in Putumayo and La Guajira.

Social Dialogue Processes: During 2025, Ecopetrol S.A. carried out 17 dialogue processes. 16 were continuations of cycles initiated in previous years, ensuring institutional memory, traceability, and consolidation of agreements. One dialogue was initiated in 2025, with the following distribution:

●	53% are focused on conflict transformation, moving from reactive dynamics to cooperative frameworks through causal analysis, differentiated approach to social conflicts, and the generation of sustainable arrangements. This reduces operational risks (blockages, litigation, delays), stabilizes the social environment, and consequently improves business viability by reducing transaction and contingency costs;
●	29% focused on a shared territorial vision, articulating community expectations and public-private plans into common roadmaps (prioritization, goals, indicators, and funding sources). This enables territorial transformation by aligning investments and social projects with local and sectoral development plans, maximizing positive externalities and medium- and long-term sustainability; and
●	18% of the processes are focused on building trust, prioritizing transparency, verifiable compliance and permanent channels of interaction; reinforcing social legitimacy, increasing the predictability of the operation and enabling the shared responsibility of implementing measures, which also positively impacts business continuity.

Ethnic Relations: In 2025, Ecopetrol S.A. carried out the following ethnic relationship activities:

●	Ecopetrol maintained engagement with the new Board of Directors of Asou’wa for the 2022-2025 term, with the purpose of continuing to foster intercultural dialogue and strengthening collaborative relations.

●	Ecopetrol continued the construction of the Center for Thought in the U’wa United Indigenous Reserve, a project developed in partnership with the community. The center aims to provide a space that will strengthen governance processes and cultural activities, while also serving as a facility for people traveling to the municipal center.

●	Ecopetrol signed Cooperation Agreement No. 2 with partner ASOUNUMA, aimed at strengthening self-governance, education, and cultural identity, as well as building trust between Indigenous communities and industry in Puerto Gaitán. Additionally, the First Cultural Gathering of Indigenous Peoples of Puerto Gaitán was held, during which Ecopetrol’s support and commitment were publicly acknowledged.

●	Ecopetrol continued support for handcraft makers fairs in which artisans from various ethnic groups of the country participated. Three major events were supported: Expoartesano Miami, Expoartesano Medellín, and Expoartesanías Bogotá.

Dialogue and Participation Initiatives: During 2025, Ecopetrol S.A. designed and implemented a territorial management strategy focused on implementing 61 dialogue and participation initiatives in eight areas of the country, targeting citizen participation, social dialogue, legal compliance and data analysis. These initiatives have allowed us to fulfill our obligations, proactively address alerts and properly manage our incidents.

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

Actions undertaken include internal verification of the criteria pollutant’s emissions inventory for the 2022-2025 period and the evaluation of key initiatives in accordance with the best practices related to air quality management. As a result, in 2025, Ecopetrol reduced the emission of 5016 tons of VOC (Volatile Organic Compound) and 1992 tons of NOx (nitrogen oxides) in the exploration and production sector. Additionally, in the refining and petrochemicals sector, emission reductions achieved at refineries amounted to 41 tons of VOCs and 65 tons of NOx. Moreover, 2024-2027 targets were defined for the exploration and production and refining and petrochemicals segments, aiming to gradually reduce nitrogen oxide, sulfur oxide and volatile organic compound emissions, which are expected to be reviewed and updated on a yearly basis.

Ecopetrol is also committed to improving fuels quality to contribute to better air quality across the whole country and comply with and exceed fuel quality regulations. Taking advantage of being an integrated company, after April 2018, we have been significantly reducing the sulfur content in our diesel B2 (98% fossil and 2% biodiesel). In 2025, the diesel and the gasoline that we distributed in Colombia had an average of 10.3 ppm and 52 ppm of sulfur, respectively and Ecopetrol delivered gasoline an average of 44.5 ppm in the mesh from its refineries and diesel B2 8.0ppm; the current local regulations of 10 ppm in diesel and 50 ppm in gasoline. In 2025, Ecopetrol started the distribution of premium gasoline with less than 8.2 ppm of sulfur to make the introduction of vehicles with cutting edge emissions control technologies viable.

Waste Management

Ecopetrol aims to substantially act on waste prevention, reduction and reuse, based on a circular economy framework. The waste management strategic pillar has three main objectives: (i) source reduction (ii) material recovery, and (iii) implementation of new technologies.

During 2025, a total of 638,983 tons of waste were generated, this represents a 19% increase in total waste generation compared to 2024 mainly due to (i) higher generation of construction and demolition waste, (ii) the increase in the generation of drilling cuttings associated with the execution of additional drilling campaigns, with 24 more wells drilled compared to the previous year, (iii) the increase in the generation of oily sludge resulting from higher volumes of produced water treatment;, and (iv) more soil contaminated with hydrocarbons due to operational incidents that caused greater impact and a higher volume of affected soil, among others. Additionally, in 2025, the waste recovery rate was 44%, compared to 36% in 2024, reducing the volume of waste sent to final disposal.

Prevention and Remediation of Environmental Impacts caused by Operational Incidents

During 2025, 25.31 total barrels of oil were spilled due to operational causes in operated assets. Of these, four incidents were greater than one barrel, accounting for 11.83 barrels spilled. While this represents a 51.1% increase compared with 2024 (7.83 barrels) for incidents above one barrel, the overall performance remained strong: total spill volume stayed below the internal maximum threshold of 28 barrels set for 2025, marking the Company’s best result in the last five years. These results demonstrate that the organization continues to uphold its commitment to risk management and environmental protection by implementing targeted actions to prevent incidents and strengthen operational integrity and control.

3.11.1	Energy Initiatives

We have been undertaking significant efforts to make efficient and rational use of energy resources in our production processes and to reduce energy consumption, costs, and carbon dioxide emissions. Our pillars are efficiency, reliability, optimization, and energy diversification.

By 2025, the Ecopetrol Group accumulated an incorporation of approximately 950.6 MW from non-conventional renewable energy sources into its energy portfolio, 221.1 MW under execution, 50.4 MW under construction, 381.3 MW in operation, and the remaining 297.9 MW corresponding to renewable energy purchases.

Production

During 2025, our production segment had an electricity consumption of 5.83 TWh (Terawatts per hour) for its direct operation, of which 48.9% was provided through self-generation and the remaining 51.1% with non-regulated energy purchased from the National Transmission System.

In renewable energy:

La Cira Solar farm, located in the municipality of Barrancabermeja, incorporated 56 MW in operation since September 2024, and Quifa solar project in Puerto Gaitan, Meta with an installed capacity of 50 MW under construction by the end of 2025.

Transport

During 2025, our transport segment consumed 1.16 TWh (Terawatts per hour) of electricity for its direct operations, from which 41.2% was provided through self-generation and the remaining 58.8% was provided by regulated and non-regulated electricity purchased from the National Electric Grid.

In renewable energy:

●	CENIT had fourteen solar farms and a small hydroelectric power plant in operation, and three solar farms in execution phase for a total of 98.9 MW;
●	OCENSA had three solar farms in operation for 12.4 MW; and
●	ODC had one solar farm in operation for 6.7 MW.

Refining

During 2025, Barrancabermeja and Cartagena refinery’s average electricity consumption was 1.65TWh (Terawatts per hour). Approximately 91.6% of this demand was met through self-generation, with the remainder sourced from the electricity market.

In renewable energy:

The Cartagena Refinery Solar farm, located in the municipality of Cartagena, was under construction with an installed capacity of 22 MW by the end of 2025.

La Iguana Solar farm, located in the municipality of Barrancabermeja with an installed capacity of 26 MW, started construction in 2024. The solar farm entered operation in the fourth quarter of 2025.

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

The results of the HSE performance in 2025, compared to the prior year, were as follows:

●	The severity of occupational incidents increased in 2025 compared to 2024, with one fatality recorded in 2025, as opposed to zero fatalities in 2024;
●	The Total Recordable Injuries Frequency (“TRIF”) was 0.26 in 2025, compared to 0.28 in 2024. The TRIF represents the number of employees or contractor injuries that require minimum medical treatment for every million hours worked, including fatalities, days away from work, restricted work and medical treatment cases;
●	The incidence of road accidents increased to three road accidents in 2025, as opposed to two accidents in 2024. Ecopetrol has focused its efforts on technology for the control of vehicles and drivers, and implementation of a corporate campaign on road safety focused on controlling driver’s habits.
●	Three Tier 1 process safety incidents in 2025 compared to five incidents in 2024;
●	A decrease of 1.01 % in the number of total barrels (including greater than one barrel) of oil spilled due to operational incidents with an impact on the environment. In 2025, 25.31 barrels were spilled as compared to 25.57 barrels in 2024, and
●	An increase of 51.1 % in barrels of oil spilled due to operational incidents greater than one barrel. In 2025, 11.83 barrels were spilled as compared to 7.83 barrels in 2024.

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

In 2025, 30 recordable injuries occurred, where 10% led to restricted work, 3% required medical treatment, 83% led to lost days, and one were fatal incidents. Additionally, we had a 11.76% decrease in the number of recordable injuries compared to 34 injuries in 2024, primarily because of an assurance of high-risk activities, improvement of risk analysis in operational activities, prior assurance of HSE risks and skills development, and strengthening HSE skills in refining.

Graph 7 – Total Recordable Injuries Frequency – Employees and Contractors (*) (**)

*    Number of employees or contractor injuries requiring minimum medical treatment for every million hours worked.

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

The main results obtained in the implementation of the emergency and contingency plans for 2025 by Ecopetrol S.A. are presented below:

●	37 updated emergency and contingency plans that include identifying emergency and disaster scenarios, strategies, and procedures to respond to emergencies of a technological origin (spills, fires, explosions, events involving hazardous materials), emergencies of natural origin, socio-natural, anthropic, operational, of electrical origin, and medical emergency.
●	Definition and implementation of resources, equipment, and tools.
●	Planning and management of emergencies under the “Incident Command System” model adopted in 2011 under the USAID (United States Agency for International Development) methodology.
●	Execution of 177 drill plans in 2025 where all types of emergency scenarios were tested.
●	Definition of mechanisms for activation, notification, reporting to entities and authorities, and early warning system to communities.
●	Signing of seven mutual assistance schemes with formalized cooperation and coordination schemes in various regions of the country signed with other oil and gas companies located in the geographic area of influence of the Company’s facilities.
●	Consolidation and management of geographic, thematic, operational and situational information of emergencies supported by technological enablers such as the OGI (opportunity, geo-positioning and innovation) and COBRA (Ecopetrol’s tool for the creation and operation of an emergency brigade) software.

Ecopetrol S.A. continuously implement training programs for all personnel involved in emergency or contingency response plans. In 2025, 3,391 training sessions took place to improve our employees’ skills.

Graph 8 – Trained Personnel 2025

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

Ecopetrol’s ambition is to become a global benchmark in industrial safety, adopting best practices and undertaking operations under tolerable risk levels for process safety. To this end, the Company works on three fronts: (i) comprehensive risk management based on HSE methodologies (including onsite/offsite risk, notch risk management, risk management high consequence scenarios), (ii) risk awareness (process safety competency management) (iii) efficient and simple HSE management system (contractor management with process safety focus).

We report Tier 1 process safety events per million hours worked, which are the losses of primary containment of greatest consequence causing harm to a member of the workforce, costly damage to equipment or exceeding defined quantities according to API754. The reporting thresholds for API754 Tier 1 is an unplanned or uncontrolled release of any material, including non-toxic and non-flammable materials, from a process that results in one or more health, safety or environmental consequences set forth under those guidelines. In 2025, there were 0.03 Tier 1 process safety incidents per million hours worked, consistent with a decrease from the 0.04 recorded in 2024.

Frequency of Tier 1 process safety incidents per hour worked (per million hours worked):

Graph 9 – Tier 1 Process Safety Incidents (*) (**)

*    Tier 1 process safety incidents per million hours worked (API-754).

**    Includes data for Ecopetrol S.A. classified according to the criteria in API-754 Tier 1 but does not include Ecopetrol S.A.’s subsidiaries.

Incidents with an impact on the environment

In 2025, eight incidents were reported involving hydrocarbon spills greater than one barrel that caused environmental impact, with a total spilled volume of 16.99 barrels of hydrocarbons (an incident caused by third parties could not be measured due to public order conditions in the area).

Of these eight incidents, four were due to operational causes, with a total spilled volume of 11.83 barrels. This represents an increase of 51.1% compared to 2024 (7.83 barrels) for operational incidents, and a decrease of 22.63% compared to 2023 (15.29 barrels). The volume of hydrocarbons spilled from operational incidents causing environmental impact in 2025 reflects the ongoing challenges in asset integrity management at Ecopetrol. Ecopetrol’s integrity strategy continues to focus on maintenance and/or replacement of production lines, maintaining an up-to-date inventory of facilities, continuously evaluating criticality and risk, implementing preventive inspection and maintenance plans, and monitoring the condition of high-impact infrastructure. Between 2022 and 2025, more than 240 km of production lines were replaced as part of these activities.

The remaining four incidents, which involved spills greater than one barrel, were caused by third-party attacks and thefts, with a total spill volume of 5.16 barrels. This represents a decrease of 96.64% compared to the 153.66 barrels reported in 2024.

Ecopetrol S.A. monitors performance through the IOGP index for hydrocarbon spills greater than one barrel from operational causes, normalized by hydrocarbon production. In 2024, the global index for onshore operations was 6.05, while Ecopetrol’s value was 0.05, representing a 99.17% improvement. The 2025 index will be published by IOGP in the fourth quarter of 2026.

As of December 31, 2025, hydrocarbon spills greater than one barrel reported, both operational and caused by third parties, were as follows:

●	2023: 387.03 barrels of hydrocarbon
●	2024: 161.49 barrels of hydrocarbon
●	2025: 16.99 barrels of hydrocarbon

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

Investigations and legal claims

Investigations

As of the date of this annual report the following investigations are being conducted by environmental authorities and control agencies in respect of the incident:

On January 20, 2020, Ecopetrol S.A. was informed that the ANLA, during the administrative process initiated by said authority because of the Lisama 158 well spill, decided to impose a fine on Ecopetrol S.A. in an amount of COP 5,155 million. During said administrative process, the ANLA exonerated Ecopetrol S.A. from liability for some charges, because ANLA evidenced that Ecopetrol S.A. had activated its contingency plan and implemented the corresponding actions. It also mentioned that Ecopetrol S.A.’s environmental control actions were taken in an appropriate manner. Nonetheless, it decided to impose the fine, because the ANLA considered that the actions were not taken in a timely manner and because, it considered that Ecopetrol S.A. did not adopt and implement the necessary actions to correct the mechanic failures in the well, to prevent the environmental damage. On February 11, 2020, Ecopetrol S.A. filed a reconsideration appeal before ANLA requesting the reversal of this decision. On February 9, 2021, through Resolution 290, the decision of the ANLA was announced and reduced the fine to approximately COP 3,864 million. The proceeding was closed by the environmental authority.

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

Ecopetrol S.A. has completed most of the tasks related to the Environmental Recovery Plan for the Lisama 158 well spill, which occurred in 2018. The plan is expected to be fully executed by December 2026. The National Specialized Unit against Human Rights Violations – Environmental Crimes Subunit of the Office of The Attorney General opened a criminal investigation into the possible environmental contamination caused by the oil well exploitation, following a request from the Minister of Environment. The case was registered under the file number 110016099043201800044. In August 2021, the prosecutor in charge agreed to grant a conditional suspension of the prosecution, based on a deal with Ecopetrol. We promised to compensate the local fishermen affected by the spill with COP 6,500 million (about 1.4 million dollars) and to restore the environment according to an environmental reparation plan, which consisted of 11 major actions, under the supervision of the ANLA. The first hearing to partially approve the conditional suspension took place on July 28, 2021 before a judge in Barrancabermeja, and the decision was confirmed on November 19, 2021, and March 25, 2022. Later, on May 9 and August 18, 2023, the Sixth Criminal Municipal Judge with Mixed Duties and the Third Criminal Circuit Judge with Knowledge Duties, both from Barrancabermeja, verified in the first and second instance, respectively, that we had fulfilled 100% of the monetary obligations and most of the environmental obligations. The case is currently on hold until we complete the remaining environmental tasks. However, annual follow-up is carried out with the authorities.

Agreement with fishermen and fish traders reviewed by the Prosecutor’s Office

On July 28, 2021, Ecopetrol S.A. and a fishermen group certified by the Fishing and Aquaculture National Authority (“AUNAP” for its acronym in Spanish), arranged for an economic recognition regarding the effects of the Lisama 158 event. Ecopetrol S.A. reached an arrangement with AUNAP, as well with the local fish traders associations from Barrancabermeja ASOCORAMB (Asociación De Comerciantes Del Sector La Rampa De La Ciudad De Barrancabermeja) and ASOCOPROPAL (Asociación de Comerciantes de Pescado). Due to these arrangements, 940 fishermen and 118 fish traders received compensation of COP 8,426,680,523. The Prosecutor’s Office reviewed and approved such agreement in the application of the discretionary prosecution principle (“Principio de Oportunidad” in Spanish). Additionally, two criminal judges have also reviewed and approved the agreement and have monitored and verified its full compliance to the present day. The last of these decisions was issued on August 18, 2023 by the Third Criminal Judge of Barrancabermeja Circuit.

Ecopetrol S.A. simultaneously agreed to continue with the actions described in the Environmental Recovery Plan, which were accepted by the ANLA as environmental recovery efforts for the affected area.

Legal Claims

As of the date of this annual report:

There are two more actions that have been filed before the Administrative Court of Santander, related to the Lisama 158 incident:

Approximately 600 people, members of the community and fishermen who live in the vicinity of where the incident took place, filed a class action in the amount of COP 614,503,232,689, seeking compensation for damages allegedly suffered as consequence of the incident. On September 25, 2020, Ecopetrol S.A. informed Mapfre Seguros Generales de Colombia S.A. that it was seeking to invoke guarantee coverage by the guarantors. Through the order issued on November 7th, 2025, the Court declined to schedule a conciliation hearing, since the sued institutions stated they had no intention to conciliate. Consequently, the Court proceeded to order the evidence. Against that decision, Ecopetrol filed an appeal, due to the Court’s refusal to decree the evidence previously requested by the company.

Senator Antonio Eresmid Sanguino filed a class action, seeking protection of collective rights (no compensation or indemnification petitions), arguing that the incident led to the destruction of (i) people’s health and (ii) damages to the environment caused by the incident.

On October 2, 2018, the Administrative Court of Santander (competent judge) issued an interim measure whereby the latter ordered different authorities and Ecopetrol S.A. to perform various activities to prevent any additional environmental damage to occur.

On January 16, 2020, the High Court for Administrative Matters (Consejo de Estado) revoked the interim measure imposed by the Administrative Court of Santander, considering that with the abandonment of the well “the risk that caused the production of the spill has been surpassed”. In its ruling, the High Court for Administrative Matters also mentioned that Ecopetrol S.A. has been taking the necessary actions to solve the damages produced by the incident and also implemented the actions to repair the alleged damage. On June 17, 2024, Ecopetrol was notified of a first-instance judgment dated June 13, 2024, which, among other provisions, ordered: to declare that Ecopetrol violated the collective rights and interests set forth in subsections a) and c) of Article 4 of Law 472 of 1998, but that, as of the date the decision was issued, the case had lost its purpose due to the matter being overcome. On June 20, 2024, Ecopetrol filed an appeal against the first-instance judgment.

On March 22, 2018, Ecopetrol S.A. made a claim to Mapfre Seguros Generales de Colombia S.A., based on its Control of Well Policy and received the USD 19 million in October 2019. Thereafter, because of the third-party liability policy claim objection, Ecopetrol S.A. has taken the relevant actions to obtain the guaranteed coverage of guarantors. On February 27, 2020, Ecopetrol S.A. filed a lawsuit against Mapfre Seguros Generales de Colombia S.A. to obtain recognition and payment of COP 128,807,833,685 based on civil liability. The court admitted the lawsuit on January 20, 2022, but as of the date of this annual report the court has not scheduled a hearing date.

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

The following table covers Cenit’s TRIF for 2023, 2024 and 2025, which includes direct employees and subcontractors. The table presents statistics related to the maintenance, operation and execution of projects in the transportation of hydrocarbons.

Table 48 – Performance Indicators(1)

	For the year ended December 31,
Metric	2025	2024	2023
Man-hours	19,985,536	22,324,197	25,144,351
Recordable accidents	7	12	3
Total recordable incidents frequency (TRIF)	0.35	0.54	0.12
(1)	Includes data for Cenit but does not include data for subsidiaries of Cenit.
3.11.2.3	Cartagena Refinery

In 2025, approximately 4,983,585 million man-hours were employed conducting Cartagena Refinery’s business activities. Our TRIF indicator remained within our expectations.

The following table covers Cartagena Refinery’s TRIF for 2023, 2024, and 2025 which includes Ecopetrol Operation and Maintenance (O&M), Cartagena Refinery and subcontractors. The table presents statistics related to operating and maintenance activities. Cartagena Refinery has not reported fatalities during the period 2023 – 2025.

Table 49 – Performance Indicators

	For the year ended December 31,
Metric	2025	2024	2023
Man-hours	4,983,585	5,845,318	4,990,444
Recordable accidents	2	4	4
Total recordable incidents frequency (TRIF)	0.40	0.68	0.80
Environmental Incidents (EI*)	2	1	—
Process Safety Incidents (PSI)	2	1	—

*Incident with hydrocarbon spill greater than 1-barrel due operational causes

3.11.2.4	ISA

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

ISA monitors two main indicators that contain its goals in terms of safety and health at work and that are part of the comprehensive management chart and variable compensation: (i) reduce events with a high potential for seriousness and (ii) TRIF, which is calculated as: the number of injuries from all workplace incidents or illnesses that either took place at work or were the result of work-related activities divided by the numbers of hours worked, multiplied by 1,000,000.

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

Accident Management

During 2025, exposure to occupational risk increased by 23.30%, with 10,243,899 more man-hours of work compared to 2024, primarily because of the implementation of the “Primero la vida” (Life first) since 2025, new controls and the implementation of the cultural transformation model. Also, in 2025, the integrated accident frequency rate (own personnel and contractors) decreased by 12.33% with the new TRIF methodology specified below compared to 2024. Throughout the year, the number of work accidents per 1,000,000 hours of work has been higher, as set forth in the table below:

Table 50 – Integrated Frequency Index for Employees and Contractors

	For the year ended December 31,
Metric	2025	2024	2023
Man-hours worked	54,205,949	43,962,050	44,400,342
Total accidents	119	88	137
Total recordable incidents frequency (TRIF)(1)	2.20	2.0	3.09
(1)	Before 2022 the calculation method used was the frequency rate.

Fatal Accidents

During 2025, ISA had five fatal accidents (i.e., five fatal accidents occurred in companies controlled by ISA).

3.12	Related Party and Intercompany Transactions

Set forth below is a description of material related-party transactions. For additional information about related parties, see Note 31 to our consolidated financial statements.

Oleoducto Central S.A.S. (Ocensa)

Ecopetrol S.A. has entered into several agreements with its 72.65%-owned subsidiary, Ocensa, of which the following are the most significant:

In March 1995, Ecopetrol S.A. entered into an agreement for the transportation of crude oil through the Ocensa pipeline. Pursuant to the terms of this agreement, Ecopetrol S.A. was required to make monthly payments that varied, depending on both the volume of crude oil transported through the pipeline and a tariff imposed by Ocensa based on Ocensa’s financial projections and their expected volumes of crude oil. On January 17, 2013, this agreement was amended because of Ocensa’s new business model. Among other changes, this amendment to the transportation agreement establishes the payment of the tariff, calculated according to resolutions issued by the Ministry of Mines and Energy. In 2013, another amendment was implemented that modified the terms by which the payments of invoices should be made. In 2020, an amendment including security standards for the supply chain was executed. On July 29, 2014, after Ocensa implemented and carried out an open process to receive offers to enter into transportation agreements for an extended capacity of approximately 135,000 barrels per day in Ocensa’s pipeline (the P135 Project), Ocensa accepted the proposal made by Ecopetrol S.A. to enter into a ship-or-pay transportation agreement for 70,000 barrels per day of crude.

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

On July 17, 2018, Ecopetrol S.A. and Ocensa entered into an amendment to the P135 Project ship-or-pay transportation agreements mentioned above (consisting of a capacity of 87,500 barrels of crude per day) in order to adjust the standard tariff and monetary conditions. This followed Ocensa having entered into a settlement agreement as approved by an arbitration panel with Frontera Energy Colombia and executed on May 15, 2018, pursuant to which the transportation tariff and monetary conditions in Ocensa’s ship-or-pay transportation agreement with Frontera Energy Colombia in respect of the P135 Project were adjusted. Therefore, in application of regulatory principles, Ocensa offered similar terms to the remaining shippers of the P135 Project, including Ecopetrol S.A., and executed (i) settlement agreements with those who accepted Ocensa’s offer and (ii) the corresponding amendments to the transportation agreements. In 2025, the transportation services provided by Ocensa to Ecopetrol S.A. under these two agreements amounted to USD 1,365.6 million.

On October 28, 2013, Ecopetrol entered into a natural gas supply contract in force until November 30, 2018, pursuant to which Ecopetrol S.A. supplies gas to Ocensa and receives a fixed price per MBTU (Million British Thermal Units). This agreement replaced the contract for natural gas supply in Cusiana entered in December of 2004, under which Ocensa paid a variable rate to Ecopetrol. Since December 1, 2018, the parties have agreed to extend the term of the agreements for one-year terms, most recently on November 25, 2022, when the term of the agreement was again extended for another one-year term until November 24, 2023. In January 2022, Ecopetrol and Ocensa entered a crude oil supply contract, pursuant to which Ecopetrol is required to supply blending and light mixing crude oils for the operation of Ocensa’s pumping equipment. The price of the contract is determined by a formula for each type of crude oil. The term of the contract is one year, renewable for an additional one-year term. In 2025, Ecopetrol S.A. received an aggregate sum of USD 7.39 million, with taxes included.

Ecopetrol and Ocensa also have a gas supply agreement for the electricity generation of the Cusiana pump station. The term of the contract is one year, renewable for an additional one-year term. In 2025, Ecopetrol S.A. received an aggregate sum of USD 4.84 million.

Ocensa has entered into the following agreements, among others, with some of our other subsidiaries:

In March 1995, Equion and Santiago Oil Company entered into agreements for the transportation of crude oil through the Oleoducto Central S.A. (Ocensa) pipeline. Equion and Santiago Oil Company held 5% of transportation rights in Ocensa. In 2014, the transportation fees billed by Ocensa were: Equion (USD 44.4 million), Santiago Oil Company (USD 3.8 million) and Hocol (USD 30.8 million). On January 17, 2013, this agreement was amended as a result of Ocensa’s new business model. Among other changes, the amendment to the transportation agreement establishes that tariff payments are to be calculated according to resolutions issued by the Ministry of Mines and Energy, and that the transportation capacity is expressed as a number of barrels for each segment of the pipeline. On May 23, 2013, another amendment was executed that modified the terms by which the payments of invoices should be made. On October 26, 2022, Equion and Santiago Oil Company made a total and definitive assignment of their transportation agreements with Ocensa, to J Energy Colombia SAS. In 2025, Ocensa provided transportation services to Hocol, as assignee of transportation rights from original shippers and was paid USD 23.88 million for such services.

Oleoducto de Colombia S.A. (ODC)

Ecopetrol S.A. entered into the following agreements with its 78.19%-owned subsidiary, ODC:

In July 1992, a ship-and-pay agreement was signed for the transportation of hydrocarbons. Pursuant to this agreement, Ecopetrol S.A. must pay a previously agreed tariff for the volume of hydrocarbons transported. The duration of this agreement is indefinite; however, the contract is intended to remain in force as long as Ecopetrol S.A. holds shares in Oleoducto de Colombia S.A., whether directly, or through an affiliate. As of January 2013, the parties agreed that the applicable tariff would be the one set by the Ministry of Mines and Energy (the MME Tariff). The tariff was updated by the MME in July 2025, valid until June. In 2025, payments made by Ecopetrol S.A. under this agreement amounted to USD 167.71 million.

ODC has entered into the following agreements with some of our other subsidiaries:

Between March 1992 and January 1993, Hocol, Equion and Santiago Oil Company each entered into agreements with ODC for the transportation of crude oil through the Vasconia-Coveñas pipeline. The term of each of these agreements is indefinite. As of January 2013, the applicable tariff is the one set by the Ministry of Mines and Energy. In 2025, the transportation fees billed by ODC were: Equion (USD 0.03 million) and Hocol (USD 3.58 million). On December 23, 2022, ODC entered a crude oil transportation contract with Equion. The term of this agreement is one year, effective as of January 1, 2023. The agreement applies the current tariff established by the Ministry of Mines and Energy. On December 26, 2023, an amendment to the agreement was executed to extend its term for an additional year. On December 26, 2024, another amendment to the agreement was executed to extend its term for an additional year. On December 18, 2025, a new amendment to the agreement was executed to extend its term for an additional year. As of December 31, 2025, the advance payment balance is USD 33.40.

Oleoducto de los Llanos Orientales (ODL)

Ecopetrol S.A. has entered into the following agreements, among others, with its 65%-owned subsidiary, ODL:

In December 2009, Ecopetrol S.A. entered into a service agreement with ODL to transport crude oil. This agreement was subsequently replaced in January 2014 by a new agreement that expired in December 2020. The contract stipulated a ship-or-pay clause for the transportation of 167,000 barrels per day (bpd) in 2014, 149,000 bpd in 2015 and 139,000 bpd until 2020. In January 2017, the agreement was amended to maintain the economic and commercial balance for the parties, based on changes to the system’s standard condition of the system (to transport crude oil with a 690 cStk viscosity), reducing the “ship-or-pay” capacity from 139,000 bpd to 129,139 bpd until December 2020. On March 5, 2021, Ecopetrol S.A. and ODL entered into an amendment that adjusted terms and definitions, allowing for the transportation of barrels that had been paid but not transported. On November 25, 2021, an amendment was made to adjust terms and definitions of the applicable TRM and to extend the term for providing ship-and-pay transportation services until November 2026. Payments by Ecopetrol S.A. under this contract were COP 1,210 billion in 2025.

On August 1, 2015, ODL entered into an indefinite management agreement with Oleoducto Bicentenario by means of which ODL receives legal representation and provides management services to Oleoducto Bicentenario. On August 1, 2017, the agreement was amended to change the way ODL is remunerated by this service, improving the structure of the agreement. In 2023, Oleoducto Bicentenario and Cenit merged, and Cenit assumed all rights and obligations under the agreement with ODL. Pursuant to the terms of this agreement, Cenit paid to ODL COP 940 million plus applicable taxes in 2025.

Ecodiesel

Ecopetrol S.A. entered into a supply agreement for the Barrancabermeja refinery, with Ecodiesel Colombia S.A. (“Ecodiesel”), a company in which Ecopetrol S.A. has a 50% equity interest. The current agreement began on February 1, 2021 and expires on January 31, 2027. Pursuant to the terms of this agreement, Ecodiesel must deliver to Ecopetrol S.A. and Ecopetrol S.A. must, in turn, purchase a minimum of 50,880 barrels of Ecodiesel’s biodiesel production each month. Payments vary depending on the purchased volumes and the prices of biodiesel. In 2025, Ecopetrol S.A. paid a total of COP 567.5 billion under the current agreement.

Additionally, on October 4, 2023, Ecopetrol S.A. as Cartagena Refinery’s legal agent, signed a supply agreement with Ecodiesel, that was in effect until March 31, 2025. On March 31, 2025, Ecopetrol S.A. as Cartagena Refinery’s legal agent, signed a new supply agreement with Ecodiesel, that is in effect until March 31, 2028. Under the terms of the new agreement, Cartagena Refinery must purchase a minimum of 13,500 barrels of Ecodiesel’s biodiesel production monthly. These agreements were signed to purchase the biodiesel that is used to blend Diesel B2. On August 13, 2025, Ecopetrol S.A. as Cartagena Refinery’s legal agent, signed another supply agreement with Ecodiesel, that was in effect until January 31, 2026. This last agreement was signed to purchase the biodiesel that is used to blend Marine Diesel B2. In 2025, Cartagena Refinery paid a total of COP 171.8 billion to Ecodiesel under these agreements.

In 2025, Ecopetrol S.A. bought COP 567.5 billion worth of biodiesel from Ecodiesel for its own consumption and COP 171.8 billion worth of biodiesel for Cartagena Refinery’s consumption.

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

For the period between January 2025 and December 2025, we purchased 31.32 million barrels of crude oil from the ANH corresponding to royalties and economic rights paid in kind by oil producers in Colombia. The previous agreement between the ANH and us ended on June 30, 2023, and a new agreement was then executed by ANH and us for a term of July 2023 to June 2026. See section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Royalties for a description of the current royalty scheme.

The ANH is a state agency responsible for the administration and regulation of the nation’s hydrocarbon resources and therefore it is controlled by the Nation. The Nation’s control of the ANH arises from the fact that it is a state agency and hence a part of the Colombian Government. On the other hand, Ecopetrol S.A. is a state-owned enterprise and the Nation’s control of Ecopetrol S.A. results from the fact that it is one of our shareholders and owns more than most of our common shares. Neither Ecopetrol S.A. nor the ANH can control each other’s actions. Notwithstanding that as a matter of Colombian law neither entity can influence the other, as a matter of U.S. regulation, they are under common control.

In addition, as an importer and refiner of hydrocarbons in Colombia, Ecopetrol S.A. and Cartagena Refinery are counterparties of the FEPC. See section Business Overview—Applicable Laws and Regulations—Regulation of Refining and Petrochemical Activities—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC). Pursuant to that regulatory framework, for the year ended December 31, 2025, Ecopetrol S.A. recorded COP 2.4 trillion (USD 647 billion) in accounts receivable due from FEPC, while Cartagena Refinery recorded COP 0.6 trillion (USD 159 billion) in accounts receivable due from FEPC. As of December 31, 2024, Ecopetrol S.A. recorded COP 5.96 trillion in accounts receivable due from FEPC, while Cartagena Refinery recorded COP 1.66 trillion in accounts receivable due from FEPC. See Note 7 to our consolidated financial statements for more detail.

3.13	Insurance

As part of the risk retention and transfer strategy, the Ecopetrol Group has insurance programs that seek local and international coverage for assets, operations and personnel in the exploration and production, refining and petrochemicals and transport and logistics segments for hydrocarbons and energy transmission and toll roads concessions, as summarized below.

Also, as part of our insurance strategy, Ecopetrol has a wholly owned subsidiary denominated Black Gold Re Limited (BGRe), which is a Captive Reinsurance company that began operations on August 24, 2006, and oversees and optimizes the management of the Ecopetrol Group’s Corporate insurance program. BGRe meets its objectives by adjusting the levels of transfer and retention of risk, with the goal of protecting the Ecopetrol Group’s assets and operations, strengthening negotiation capabilities in the insurance market and minimizing adverse effects from market cycles.

BGRe designs and implements retention and risk transfer strategies, according to the needs of each business segment, optimizing the placement of the corporate insurance program, generating technical and economic efficiencies for the Ecopetrol Group.

In 2025, BGRe increased its level of retention from USD 185 million to USD 205 million, supported by a retention analysis, which was carried out in 2024.

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

3.13.1	Exploration and Production, Refining and Petrochemicals and Transport and Logistics segments

We have a clear and defined corporate policy based on risk financing guidelines that summarizes the Company’s risk transfer and retention alternatives and provides support and guidance for all the insurance-related issues of all our affiliated and subsidiary companies.

As a proactive strategy to deal with the hardening conditions of the worldwide reinsurance market until 2019, in July 2020, Ecopetrol S.A. became a member of the Everen, which is an energy industry mutual insurance company based in Hamilton, Bermuda, established since 1972. This organization operates based on the concept of mutualization, in which several companies threatened by similar risks and with comparable exposure profiles decide to constitute a common fund, based on the individual contribution of each one, depending on the size of their operation and the estimated losses they may suffer as a result of the materialization of such risks. Everen is insuring over USD 4 trillion of global energy assets. Its credit rating is A (S&P) and A2 (Moody’s). Currently, 74 companies in the world are members of Everen. Ecopetrol Group, as a member of Everen, has access to cost-effective insurance capacity with a minimum deductible of USD 10 million and up to USD 450 million per occurrence for all owned assets.

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

These structures provide coverage for our consolidated exploration and production, refining and petrochemicals and transport and logistics operations in excess of our local insurance programs (when applicable).

In the tables below, we set forth our insurance program for our exploration and production, refining and petrochemicals and transport and logistics operations and the companies covered, along with related limits and coverage details.

Table 51 – Category A: Coverages through the Everen and Reinsurance and Insurance Market for the Refining and Petrochemicals segment

	Limit (eel / agg)(1)		Deductible		Ecopetrol
USD Millions	Onshore	Offshore	Onshore	Offshore	Refining	Cartagena Refinery	Esenttia
Policies
Property all risk	2,700	N/A	5.0	N/A	X	X	X
Sabotage and terrorism	600	N/A	0.5	N/A	X	X	X

(1) Eel: each and every loss. Agg: Aggregate.

Table 52 – Category A: Coverages through the Everen and Reinsurance and Insurance market for the Exploration and Production segment

	Limit (eel / agg)(1)		Deductible		Ecopetrol		ECP
USD Millions	Onshore	Offshore	Onshore	Offshore	E&P	Hocol	America	Permian
Policies
Property all risk(2)	650	650	1.0	1.0	X	X	X	X
Sabotage and terrorism (3)	450	450	0.5	0.5	X	X	N/A	N/A
Control of wells(4)	800	800	1.0	5.0/6.0	X	X	X	X

(1) Eel: each and every loss. Agg: Aggregate.

(2) USD 200 million Property All Risk but USD 350 million Maximum Loss limit and in the aggregate in respect of earthquake. Everen limit of USD 450 million applies as primary layer of those limits.

(3) S&T offshore applies only in Colombia

(4) USD 350 million Control of Wells Maximum Loss limit. Everen limit of USD 450 million applies as primary layer of those limits.

Table 53 – Category B: Transversal Coverages through the Traditional Insurance and Reinsurance Market for the Exploration and Production, Refining and Petrochemicals and Transport and Logistics Segments

	Limit			Cartagena		Esenttia			Santiago	ECP									ECP	ECP
USD Millions	(eel / agg)(1)	Deductible	Ecopetrol	Refinery	Esenttia	MB	Equión	Hocol	Oil	America	Permian	Brazil	Cenit	Ocensa	ODL	OBC	ODC	Invercolsa	Trading Asia	Trading LLC
Policies
Third party liability(2)	500	10.0	X	X	X	X	X	X	X	X	X	N/A	X	X	X	X	X	N/A	X	X
Crime	60 / 120	0.5	X	X	X	X	X	X	N/A	X	X	X	N/A	N/A	N/A	N/A	N/A	X	X	X
Directors & Officers	207	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
Cargo	50 / 120	3% dispatch	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	X	X
Charterers	750	0.02	X	X	N/A	N/A	N/A	X	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	X	X
Cyber(3)	85 / 150	Various	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	X
(1)	Eel: each and every loss. Agg: Aggregate.
(2)	Ecopetrol Permian’s limit is USD 175 million.
(3)	Coverage through the Everen and reinsurance and insurance market. Coverage under section 1 (buyback for property) does not apply to transport and logistics subsidiaries.

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

Ecopetrol S.A.’s transport and logistics subsidiaries continue having an independent program for their oil transportation companies (including crime and D&O policies).

Table 54 – Transport and Logistics Program

	Limit (eel / agg)(1)		Deductible
USD Millions	Onshore	Offshore	Onshore	Offshore	Cenit	Ocensa	ODL	ODC
Policies
Property all risk(2)	200	200	0.5	0.5	X	X	X	X
Sabotage and terrorism(3)	70/25	30	0.075/0.250	0.15	X	X	X	X
Third party liability(4)	100	100	0.1/0.5	0.5	X	X	X	X
Environmental Liability(5)	20	N/A	1.0	N/A	X	X	X	X
Directors & Officers(6)	100	N/A	N/A	N/A	X	X	X	X
Crime	50	N/A	0.175	N/A	X	X	X	X
Cyber(7)	15	15	0.5	0.5	X	X	X	X

(1)Eel: each and every loss. Agg: Aggregate.

(2)USD 200 million each company and an aggregated excess shared limit of USD 750 million (aggregate for the policy period of 18 months).

(3)Does not include Caño Limón – Coveñas (CLC) and Oleoducto Transandino (OTA) systems owned by Cenit. Deductible applies 0.075 for stations and 0.250 for pipelines.

(4)Onshore deductible of USD 0.1 million, except for seepage and pollution of USD 0.5 million.

(5)Environmental liability gradual pollution coverage, which consists of two different policies; one for pipelines and one for stations (Tanks).

(6)Aggregate limit increased to USD 100 million worldwide coverage. Deductible only for coverage No.2 in the USA.

(7)Cyber Risk. Property damage exclusion which includes buy-back coverage.

Regarding the offshore operations in the U.S. Gulf Coast, Ecopetrol America LLC is party to Operating Agreements, or OAs, which include customary conditions, and which contain similar terms and provisions to those in the Model Form of Offshore Deepwater Operating Agreement of the American Association of Professional Landmen. In general, pursuant to these OAs, the obligations, duties, and liabilities of the contract parties are several, and not joint or collective, for all operations covered by the OAs.

Regarding the onshore operations in the U.S., Permian has been included since its beginning in the Control of Wells, D&O, and cyber and crime policies. Since 2020, we have held a stand-alone policy for the third-party liability coverage. Ecopetrol S.A. has a contract with an insurance broker for local policies related to domestic operations. The local policies relate to transit, accidents, mandatory policies, liability mandatory policies, and personal accidents policies, among others.

Our corporative insurance program is focused on addressing insurance needs related to operating a hydrocarbons-oriented business, however, the “Risk Retention and Transfer” strategy is currently designing and reviewing our current insurance needs to get coverage for the new energy transition projects. We are constantly monitoring the international insurance markets to analyze and review alternatives solutions and assure proper coverage for future projects. In 2026, we intend to continue our review of different coverage options for the energy transition segment, seeking to start implementing as soon as the Company gets ready to begin the low emission projects.

3.13.2Energy Transmission and Toll Roads Concessions

ISA and its subsidiaries have a robust insurance program, which sets basic guidelines for its risk retention and transfer policy. Consistent with its insurance guidelines, ISA transfers risk to the traditional market under regional and local insurance programs. We are currently assessing the potential for efficiencies to optimize ISA’s risk retention and transfer strategy.

In order to strengthen its insurance program, in 2014, ISA registered Linear Systems Re as the captive insurance company for the group. As of the date of this annual report, Linear Systems Re has USD 12.6 million as shareholder equity and participated in the placement and risk retention of property damage, sabotage & terrorism policies allowing direct access to the commercial reinsurance markets. In 2025, Linear Systems Re maintained its annual level of USD 1.0 million, supported by a retention capacity study which was carried out during 2024.

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

According to the above, the main policies of the corporate insurance program correspond to the following:

Table 55 – ISA’s Program

	Limit (eel /		ISA &
USD Millions	agg)(1)	Deductible	Colombia	Perú	Chile	Bolivia	Brazil	Argentina
Policies
Property all risk(2)	80	Various	X	70	80	10	35	N/A
Sabotage and terrorism (S&T)	50	Various	X	20	20	10	N/A	N/A
Equipment Electric (EE)(3)	188	10%	X	57	N/A	N/A	N/A	N/A
Construction All Risk	75	10%	X	X	X	N/A	X	N/A
Directors & Officers	60	Various	X	X	X	X	17	N/A
Cyber(4)	35	Various	X	X	X	X	X	N/A
Crime(5)	15/30	Various	X	X	X	X	N/A	N/A

(1)Eel: each and every loss. Agg: Aggregate.

(2)The deductible of 2% loss and a minimum that depends on the sum insured for machinery and equipment in each country.

(3)Deductible applies 10% each and every loss with a minimum of USD 250.

(4)	The policy is composed of two limits: (i) Traditional Cyber, with a limit of USD 35 million, and (ii) cyber damage, with a limit of USD 25 million, excess of 2% insurable value of the asset.

Deductible applies:

Roads: USD 250,000 each loss.
Telecommunications: USD 750,000 each loss.

Energy Sector: One Energy Company affected: Deductible USD 1,000,000 per event/Multiple Energy Companies affected: Deductible USD 2,000,000 per event.

(5)Deductible USD 200,000, except for the following coverages:

a. Expenses: 10% minimum USD 5,000
b. Works of Art: 10% minimum USD 5,000 / Other countries: USD 100,000

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

As of December 31, 2025, the Ecopetrol Group had 19,581 employees, there was no increase or decrease in the overall number of employees compared to 2024.

The table below presents the breakdown of our employees according to the business segments where they work, and the personnel of our subsidiaries for the years ended December 31, 2025, 2024 and 2023.

Table 56 – Ecopetrol Group’s Employees

	2025	2024	2023

	(Number of employees)
Ecopetrol S.A.
Hydrocarbons
Exploration and Production
Exploration	196	205	211
Production	2,561	2,563	2,624
Others	1,190	1,273	1,268
Total Exploration and Production	3,947	4,041	4,103
Refining and Petrochemicals
Refining	2,602	2,522	2,576
Total Refining and Petrochemicals	2,602	2,522	2,576
Others	72	123	—
Marketing*	158	157	162
Total Hydrocarbons	6,779	6,843	6,841
Low-Emissions Solutions	166	138	108
Total Operations	6,945	6,981	6,949
Corporate	2,822	2,684	2,901
Total Ecopetrol S.A.	9,767	9,665	9,850
Ecopetrol America LLC.	12	20	22
Ecopetrol Permian LLC.	42	47	54
Ecopetrol USA	38	37	37
Ecopetrol US Trading	5	6	3
Capital AG	2	1	1
Hocol S.A.	385	397	400
Equion Energía Limited	16	18	24
Refinería de Cartagena S.A.S.	34	43	43
Ecopetrol Óleo e Gás do Brasil Ltda.	28	34	38
Esenttia S.A.	379	406	422
Esenttia MB	38	39	41
Invercolsa	2,171	2,226	2,181
Ecopetrol Asia Trading	10	9	8
Oil and Gas Pipeline Transport
Cenit Transporte y Logistica de Hidrocarburos S.A.S.	1,209	1,142	1,140
Oleoducto Central S.A.	258	281	277
Oleoducto de Colombia S.A.	41	40	28
Oleoducto de los Llanos S.A.	61	69	77
Energy Transmission and Toll Roads Concessions
Interconexión Eléctrica S.A. E.S.P	5,085	5,101	5,011
TOTAL	19,581	19,581	19,657

During 2025, 454 employees left Ecopetrol due to voluntary or dismissal retirement at the professional-technical, operative and management level. Therefore, as of December 31, 2025, the Ecopetrol’s employee turnover rate was 4.65%. We calculate the employee turnover rate by dividing the number of employees who left the company by the total number of employees at the end of the period.

The Company implemented the Átomo Organizational Transformation Project, a strategic initiative designed to advance the execution of its 2040 Strategy by adopting a new operating model. The project entered on redesigning end-to-end process flows and structuring the organization to enhance efficiency, agility, and strategic alignment across the enterprise. As a result, the Company established a more streamlined and simplified organizational structure, reducing functional complexity and layers of middle management, while reinforcing a lean corporate center responsible for overseeing the Company’s three business lines: hydrocarbons, transmission and roads, and energies for the transition.

These structural changes are expected to generate recurring annual efficiencies of COP 69.4 billion, beginning in 2024 and extending through 2025 and 2026. Notably, the project was executed entirely with internal talent and resulted in the largest reduction of leadership positions within Ecopetrol S.A. in the past decade, with an 18.6% decrease equivalent to 111 positions. This adjustment was designed to enable faster decision-making and greater organizational flexibility.

Furthermore, during 2025, approximately 50% of the Company’s value chain processes were redesigned and updated, including the integration of the energies for the transition business line through three newly defined processes. This redesign seeks to promote operational efficiency, improve cross-business integration, and reduce organizational silos, positioning the Company to more effectively execute its long-term strategic priorities.

Loans and investment in training and development for our employees

To improve the quality of life of our employees and their families, Ecopetrol S.A. extends various types of loans to its employees, including housing loans and general-purpose loans and the amount depends on the applicant’s position level and payment capacity. Ecopetrol S.A. does not guarantee any loans made by third parties. In 2025, Ecopetrol S.A. extended 1,461 housing loans for a total of COP 716.6 billion, education loans for a total of COP 1.77 billion and 2,237 general-purpose loans for a total of COP 61.7 billion. In 2025, Ecopetrol S.A. also provided on-site and external training and development, which totaled to COP 30.0 billion, and it extended a total of COP 291.5 billion in subsidies for education.

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

Principles of the Culture Statement.

The Ecopetrol Group continues to strengthen the adoption and practice of the Principles of its Corporate Culture Statement, which guide organizational behavior and decision-making at all levels. These principles are: (i) life first, (ii) ethics and transparency, (iii) excellence, (iv) leadership, (v) innovation and (vi) collaboration.

As part of this commitment, in 2025, the Culture and Work Environment survey—independently conducted by the Great Place to Work® Institute—was administered to 11,832 employees across the Ecopetrol Group. This international assessment evaluates employee perceptions of the key elements that define the organization’s culture and work environment.

A central metric in this assessment is the GPTW® eNPS© (Employee Net Promoter Score), which reflects the level of cultural strength as evidenced by employees’ willingness to recommend the organization as a great place to work. This indicator represents the overall perception of the Ecopetrol Group’s cultural environment.

●	The survey included statements related to two primary dimensions:
●	Leadership, which evaluates the extent to which the organization’s leaders promote behaviors aligned with the cultural principles and foster positive work environments.
●	Work environment, which measures the overall employee experience and level of satisfaction with the workplace.

The results of the main indices are presented below:

●	Connection Index: The Ecopetrol Group increased its score from 78 to 83 points, remaining in the “outstanding” category according to the Great Place to Work® evaluation scale. This index reflects the strength of the connection between employees and the organization, integrating both transactional and emotional components.
●	Work Environment Index: The Group increased its score from 65 to 70 points, reaching a “very satisfactory” rating. This index summarizes employee perceptions of the factors that make up the overall work experience.

Based on the workplace survey conducted in May 2024, we actively listened to our employees’ feedback, which guided the implementation of initiatives focused on enhancing their well-being and overall experience.

●	In November 2024, we launched our leadership framework “Esencia del Lider “for the Ecopetrol Group designed to promote a more human, approachable, and authentic leadership style. Throughout 2025, we made progress in its adoption at all levels of the organization.
●	We strengthened the understanding and promotion of the Human Richness Policy (Human Wealth Policy) by creating safe environments and developing partnerships that foster diversity, equity, inclusion, and a sense of belonging across all regions. This effort was consolidated with the publication and dissemination of the Human Richness in March 2025.
●	We redesigned the Ecopetrol Group’s individual performance model, developed jointly with labor unions and aligned with market best practices. The model was launched in March 2025 and has been in implementation since that date.
●	Between 2024 and 2025, a network of 34 Zonas de Energia were established—spaces designed for the comprehensive well-being of people in their work environment. These zones feature innovative and functional spaces that coexist with the technical demands of operations, as a direct result of actively listening to our people.
●	During 2025, more than 2,000 employees participated in 33 volunteer activities, positively impacting more than 8,000 people in diverse communities. These initiatives strengthen the sense of belonging, purpose and social contribution.
●	Methodological note: Beginning in 2025, Great Place to Work® reports its indices in whole numbers, without decimals. Accordingly, the results from 2024 included in this report reflect the values previously provided by Great Place to Work.

These initiatives had a direct and measurable impact on employees ‘s experience. Over the year, the Ecopetrol Group achieved significant progress in the workplace climate indicator from the Great Place to Work Institute ® eNPS© (Employee Net Promoter Score) rising from a score of 68 in 2024- which was rated as satisfactory – to 80, reaching a “very satisfactory” rating. This demonstrates the effectiveness of the actions implemented and the sustained strengthening of the work environment.

●	Diversity and Inclusion

The Ecopetrol Group is committed to adding value to diversity, embracing differences, and promoting the development of increasingly inclusive environments where everyone feels welcomed, appreciated, treated fairly and with respect, and where they receive equal opportunities to contribute their best. In 2025, Ecopetrol S.A. implemented its Human Richness Policy with the aim of “living diversity, equity, inclusion, and belonging in our culture, creating safe environments and alliances that strengthen human richness in all territories.

This objective is supported by four strategic lines:

-	Human richness approach in the regions: incorporation of relationship models with all stakeholders.
-	Innovative pedagogy: implementation of a pedagogical model in line with the needs of the people in the organization.
-	Reasonable adjustments for human richness in all processes.
-	Strategic, sensitive and empathetic relationships with communities and companies in the group.

In 2025, three advances at Ecopetrol S.A. stand out, reflecting the impact of the Human Richness Policy and the goal of consolidating a more diverse, inclusive, and sustainable organization:

●	Inclusive environment: in the work environment survey, 93% of people rated fairness in treatment positively, regardless of gender, race, sexual orientation, age, and socioeconomic status, reflecting the organization’s commitment to promoting an inclusive and respectful environment.
●	Human richness in territories to strengthen cultural roots: 100% impact on the target population of La Guajira project, through three strategic training modules designed to strengthen comprehensive understanding of the territory by implementing the first intercultural nucleus in La Guajira, promoting key skills of empathy, relationship building, and effective communication with communities.
●	Recognition as an “Iconic Companies Creating a Better World for All”: Ecopetrol was recognized by the Women Economic Forum Colombia (WEF) as one of the leading companies in creating a better world to work in, for its leadership in inclusion, equity, and talent development practices, as well as its commitment to building fairer, more sustainable work environments aligned with value creation.
3.14.2	Collective Bargaining Arrangements

Ecopetrol S.A.

The collective bargaining agreement was signed with the Workers Union of the Petroleum Industry – USO, ADECO, SINDISPETROL, ASINTRAHC, SINTRAMEN, ASOPETROGAS, SUP, ASTECO and UTIPEC, and was valid from January 1, 2023, to December 31, 2026. However, on November 4, 2025, the Unión Sindical Obrera (USO) and Ecopetrol signed an extracontractual agreement under which both parties mutually agreed to modify Article 169 of the Collective Bargaining Agreement executed in 2023. The modification updated the term of validity, clarifying that the agreement shall remain in force for a period of three years, from January 1, 2023, through December 31, 2025.

On December 19, 2025, the Unión Sindical Obrera (USO) filed with the Ministry of Labor a formal notice of complaint of the Collective Bargaining Agreement in its entirety. Such notice was filed within the legally established sixty-day period prior to the agreed expiration date and constitutes the legal basis for the potential initiation of an early collective bargaining process, in accordance with Articles 478 and 479 of the Substantive Labor Code.

In accordance with applicable law, the parties signing the Collective Bargaining Agreement are entitled to express their intention to modify it through such notice and, should the unions submit a list of demands, Ecopetrol and the labor organizations would be required to initiate negotiations for a new collective bargaining agreement.

The agreements reached include improvements in the working conditions of its workers, the commitment to continue promoting diversity, equity and inclusion with a gender focus, and new hiring of personnel to strengthen the company’s operation, among other aspects, with criteria of reasonableness, austerity, and efficiency. As of December 31, 2025 there were 47 industry-level unions and 34 company-specific unions, for a total of 81 coexisting unions within Ecopetrol S.A. During 2025, the Company fully complied with the agreements and commitments derived from the collective bargaining agreements.

The Company manages compliance with union rights regarding the deduction of union dues, permits and union guarantees. Likewise, it fully observes the rules that regulate aspects such as trade union rights and other rights related to freedom of association. As of December 31, 2025, Ecopetrol S.A. had a workforce of 9,767 active workers of which, and in accordance with current legal provisions, 94.49% received benefits from the application of the collective bargaining agreements. In addition, 67.15% of the active workforce of Ecopetrol S.A. was affiliated with at least one of the 81 recognized unions. Moreover, the Company held a total of 598 meetings with union organizations in 2025.

Interconexión Eléctrica S.A.

There are 21 labor unions within ISA and its subsidiaries with a total of 1,370 members. Additionally, 1,490 employees benefit, by extension, from the collective bargaining agreements entered into with the unions. Furthermore, there are two collective bargaining agreements (“pactos colectivos”) with employees who are not union members, that cover 472 employees (or 9.0% of ISA’s total workforce). The collective bargaining agreements establish certain employment terms and conditions and are individually and voluntarily signed by the employees.

Cenit Transporte y Logística de Hidrocarburos S.A.S.

There are 14 industrial labor unions that coexist within Cenit’s workforce, to which 35% of Cenit’s employees are affiliated. In October 2019, Cenit signed a collective bargaining agreement with the Unión Sindical Obrera de la Industria del Petróleo-USO for a term of four years ending on August 30, 2023. The collective bargaining agreement awards union protections and benefits which exceed those established by law. The Agreement was denounced by the Unión Sindical Obrera de la Industria del Petróleo-USO on August 30, 2023. As of the date of this annual report, the union has not submitted its list of demands to Cenit, accordingly, the current collective bargaining agreement remains in force.

4.	Financial Review

Our consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 were prepared in accordance with IFRS as issued by the IASB.

IFRS differs in certain significant aspects from Colombian IFRS (the accounting standard we use for local statutory reporting purposes). As a result, our financial information presented under IFRS is not directly comparable to certain of our financial information presented under Colombian IFRS. A description of the differences between Colombian IFRS and IFRS is presented under Financial Review— Summary of Differences between Internal Reporting Policies (Colombian IFRS) and IFRS in section 4.8.

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

4.1	Factors Affecting Our Operating Income

Our operating results were affected mainly by: (i) international prices of crude oil, international prices for refined products and local prices for natural gas, (ii) volumes, product mix, and our operational performance, (iii) specific macroeconomics factors, such as inflation, higher interest rates, and the COP/USD exchange rate, (iv) public order situations, (v) regulatory changes, including higher taxes, and (vi) local regulation in Colombia for consumer gasoline and diesel prices and their impact in the Fuel Price Stabilization Fund.

Crude oil prices and volumes are particularly important to the results of our exploration and production segments. This is because as export volumes or export prices of crude oil and products decrease or increase, our revenues also do. Results from our refining activities are also affected by the price of crude oil used as raw material, changes in international prices for refined products, drastic changes in demand due to market factors, conversion ratios and utilization rates and refining capacity, all of which affect our refining margins. In the transport and logistics segment, terrorist attacks by guerillas against our pipelines, illegal valves used to siphon off crude, and other facilities or social unrest can lead to loss of revenues by restricting the availability of transport systems for exports or sales of crude oil and products and/or production activities, in addition to the direct costs of repairing and cleaning.

The inflation rate and the GDP corresponding to countries such as Brazil, Colombia, and Chile, where ISA provides energy transmission services, have a direct effect on the results of the energy transmission and toll roads concessions segment. Results from our energy transmission and toll roads concessions activities are also affected by availability and competitiveness of alternative energy sources in the markets served by us, expiration or termination of significant contracts or concessions, the operational availability of the electricity transmission systems of other electricity transmission companies that are interconnected with our electricity transmission systems, interest rate fluctuations, changes in regulation and economic policies of the countries where we operate and changes in availability or demand of electricity.

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

Local sales and prices

We have several short-term crude oil commercial agreements with local customers, and natural gas short and long-term supply contracts with gas-fired power plants and local natural gas distribution companies. Local sale prices are determined in accordance with existing regulation, contractual arrangements, and the spot market, in turn, linked to international benchmarks. Local sales represented 48.5% of our total sales, on average, for the past three years.

International sales and prices

Our international sales represented 51.5% of our total sales, on average, for the past three years.

International sale prices are determined in accordance with contractual arrangements and the spot market, in turn, linked to international benchmarks primarily the ICE Brent benchmark.

A market diversification strategy has allowed us to capture markets where we have been able to obtain higher prices for our crude and refined products. We sell our crudes and refined products in various regions, such as the U.S., Central America and the Caribbean, Asia and Europe. In our negotiations with potential customers, we seek to use the most liquid benchmark reference prices in each region.

Exploration costs

We account for exploratory drilling costs using the successful efforts method, whereby all costs associated with the exploration and drilling of productive wells are initially capitalized. Costs incurred in exploring and drilling dry or unsuccessful wells are expensed in the period in which the well is determined to be a dry or unsuccessful well and are accounted for under “Operations and project expenses.” Consequently, an increase in the number of exploratory wells we declare as dry or unsuccessful is expected to negatively affect our results and may cause volatility in our operating expenses. See Note 4.7 to our consolidated financial statements for a summary of our accounting policy for exploration costs.

Royalties

Each of our production contracts has its own royalty arrangement in accordance with applicable law. Law 141 of 1994 established a royalty fixed rate equivalent to 20% of total production. In 1999, a modification to the royalty system established a sliding scale for royalty percentage linked to the production level of crude oil and natural gas to fields discovered after July 29, 1999, depending on whether the production is crude oil or natural gas, and on the quality of the crude oil produced. Since 2002, as a result of the enactment of Law 756 of 2002, the royalty percentage has ranged from 8% for fields producing up to 5 mbd to 25% for fields producing more than 600 mbd. Producing fields pay royalties in accordance with the applicable royalty rate at the time of the discovery. Also, Law 756 of 2002 establishes that in the fields of the association contracts that terminate or revert an additional royalty rate of 12% of the basic production applies.

Since January 2014, the ANH has collected natural gas production royalties from producers settled in cash based on a formula, regardless of whether a producer has sold the gas. As a result, we no longer commercialize this gas on behalf of the ANH. In addition, since royalties are now payable to the ANH in cash, all the gas that we produce is considered part of our reserves and production, without any deduction for royalties. The cost of natural gas royalties totaled COP 874 billion in 2025.

On September 30, 2020, Law 2056 of 2020 was issued (“Whereby the organization and operation of the general system of royalties is regulated”), under which the definition of incremental production was extended to all production from fields in which additional investments have been made to increase the recovery factor. According to above, the total production of these fields of the association contracts benefits from the variable royalty established in article 16 of Law 756 of 2002, and therefore, the additional 12% royalty referred to in article 39 of Law 756 of 2002 does not apply to these fields.

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

On November 16, 2023, the Constitutional Court in Colombia issued ruling C-489, in which it determined that royalties are a deductible cost of income tax. In December of 2023, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested a review of the ruling to the Constitutional Court, alleging a fiscal impact and nullity, respectively. Law 2277 of 2022 came into force on January 1, 2023, and resulted in the payment of higher income taxes and higher effective tax rates by Colombian companies such as Ecopetrol S.A. and Hocol.

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

On December 11,2025, Ecopetrol entered into agreements with the ANH, authorizing the allocation of crude oil royalties amounting to 95.8 million boe from the Activo Castilla, Akacias, Caño Sur Este, Chichimene, Rubiales, and Yariguí-Cantagallo fields, as well as 4.5 million boe in economic rights from the Tello-La Jagua field. These allocations were made pursuant to a commercial agreement between the parties governing the payment of royalties in cash.

On December 22, 2025, the National Government issued Decree 1390, declaring a State of Economic Emergency across the national territory for a period of 30 days in response to unforeseen circumstances that materially worsened the country’s fiscal position. Subsequently, on December 29, 2025, the Government issued Decree 1474 introducing tax measures intended to finance expenditures under the General National Budget for fiscal year 2026. Of particular relevance, Article 14 of Decree 1474 establishes that royalties paid by taxpayers in connection with the extraction of non-renewable natural resources are no longer deductible for income tax purposes.

On February 11, 2026, the National Government issued Decree 1050 of 2026, declaring a new State of Economic, Social and Ecological Emergency. Pursuant to Decree 1050, the Government issued Decree 173 of 2026 introducing a temporary wealth tax applicable to Colombian legal entities and assimilated entities for fiscal year 2026. The tax takes effect upon publication and is triggered by the possession of net equity as of March 1, 2026. For extractive industries, the applicable rate is 1.6%. The tax includes specific exclusions and anti-avoidance rules, and must be declared and paid in two installments during 2026.

See section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results—Taxes and section Risk Review—Risk Factors—Risks Related to Our Business—New or higher taxes resulting from changes in tax regulations or the interpretation thereof in Colombia could adversely affect our results of operations and financial condition.

Purchases of hydrocarbons

We purchase all crude oil delivered to the ANH as royalties by Ecopetrol and by third parties. The purchase price is calculated according to a formula set forth in a contract between Ecopetrol S.A. and the ANH that reflects our export sales prices, a quality adjustment for API gravity and sulfur content, a marketing fee, and transportation rates from the wellhead to ports and refineries. We sell the physical product purchased from the ANH as part of our ordinary business. The contract between the ANH and Ecopetrol S.A. was extended until June 30, 2026.

We import crude oil for Cartagena and Barranca refineries’ feedstock when such imports result in the better operational or economic performance of the Ecopetrol Group.

Electricity transmission rates

Electricity transmission is a regulated activity in all jurisdictions where ISA operates. We must maintain certain quality, safety, and maintenance standards with respect to our businesses. Periodic adjustment of transmission rates or reviews of the methodologies established by applicable regulations for the calculation of such rates may result in a decrease of the sales of the energy transmission and toll roads concessions segment and may have a material adverse effect on our consolidated results of operations and financial condition. Regulatory agencies could penalize ISA if we fail to comply with the terms of the rules and regulations applicable to our ISA’s businesses.

Conflict between Russia and Ukraine

We monitor the Russia-Ukraine conflict to identify factors that could impact our financial performance. These factors include the ongoing conflict, interruptions in the export of Russian energy due to sanctions, disruptions in supply chain, price volatility and others. In addition, we continue to monitor potential changes in demand, geopolitical risks, and regulatory changes that could affect our operations. Despite the conflict persisting throughout 2025, the market corrected oil and gas prices downwards.

United States Special Operation in Venezuela

On January 3, 2026, the United States conducted a special operation in Venezuela that resulted in the capture and removal from the country of Nicolás Maduro. In the ensuing weeks, U.S. authorities indicated that Venezuelan crude would be administered and marketed through U.S.-supervised accounts, and diplomatic engagement between the United States and Venezuela resumed. Concurrently, the U.S. Treasury issued guidance on developing oil and gas in Venezuela and related revenue flows, while Venezuela advanced an overhaul of its hydrocarbons framework to allow greater private participation (including self-marketing, lower fiscal burdens, and international arbitration). Several international oil companies executed or advanced framework and preparatory agreements. Taken together, these developments increased expectations of higher Venezuelan output and incremental availability of heavy and medium crude streams into the U.S. Gulf Coast (“USGC”) and other heavy-sour hubs.

These changes have affected relative pricing dynamics in our target markets. An increase in Venezuelan exports of heavy and medium grades—featuring API gravity and sulfur profiles comparable to certain Colombian blends—competes for the same refinery capacity in the USGC and other specialized hubs, given that these barrels are operational substitutes within similar crude slates. As availability rises in this quality segment, buyers gain negotiating leverage and relative discounts for comparable Latin American crudes tend to widen. As of the date hereof, increased availability has put pressure on pricing differentials, and our export crude may be adversely affected.

Significant uncertainties persist regarding the duration and scope of U.S. actions, the pace and durability of Venezuelan production recovery, and the stability of Venezuela’s policy framework necessary to attract and sustain private investment and infrastructure rehabilitation. Geopolitical tensions, supply-chain constraints, and trade-policy shifts may continue to influence market conditions, input costs, and project schedules. We continue to monitor these developments and implement mitigation measures, including destination diversification, quality-based optimization in commercial strategies, and robust sanctions compliance controls. We cannot assure that future developments will not have a material adverse effect on our operational or financial performance.

Escalation of the Iran–Israel–United States Conflict

On February 28, 2026, the United States and Israel launched a coordinated military strike campaign against Iran, which included the killing of Supreme Leader Ayatollah Ali Khamenei and extensive attacks on Iranian military infrastructure. In retaliation, Iran carried out missile and drone attacks against Israel, U.S. military installations, and targets across several Gulf states. These events triggered a severe deterioration in maritime security conditions in the Strait of Hormuz, where commercial shipping volumes declined by more than 70% within days and subsequently fell to near zero, effectively closing one of the world’s most critical energy chokepoints. The resulting disruption affected approximately 20% of global seaborne oil supply and a significant volume of liquefied natural gas flows. Although limited commercial transit through the Strait of Hormuz has since resumed following multilateral naval escort arrangements, shipping volumes remain substantially below pre-conflict levels, and the timeline for a full reopening of the waterway remains uncertain.

Throughout 2026, we have maintained continuous monitoring of geopolitical developments, market disruptions, and regulatory changes associated with the Iran–Israel–U.S. conflict. Key factors under review include the duration and scope of the ongoing disruption in the Strait of Hormuz, the potential for additional attacks on regional energy infrastructure, the evolution of sanctions or maritime restrictions affecting crude and product flows, and the broader effects of sustained price volatility on global demand patterns. We also continue to monitor the progress of multilateral peace talks among the principal parties to the conflict; while negotiations remain at a preliminary stage, their outcome could materially affect the pace at which regional energy transit and trade normalize. Uncertainty remains elevated, and future developments, including the trajectory of diplomatic efforts, could continue to materially influence our revenues, costs, margins, and operational planning.

Fuel Price Stabilization Fund (FEPC)

The Fuel Price Stabilization Fund (previously defined herein as FEPC) is a mechanism designed to react to drastic and sudden changes in hydrocarbon prices and prevent substantial increases or decreases in gasoline and diesel prices for Colombian consumers. In this way, the FEPC prevents substantial increases or decreases in prices for national consumers by using the difference between the local producer’s income and the parity (market) price, should there be drastic and sudden changes in hydrocarbon prices.

In 2023, the FEPC balance was COP 20.5 trillion due to the difference between the international market prices of regular motor gasoline and diesel, and the regulated prices in Colombia. The balance of this account was reduced by COP 12.9 trillion in 2024. In 2025, the balance of this account decreased to COP 3.03 trillion, representing the lowest level recorded since the onset of the COVID-19 pandemic.

The reduction in the balance of the FEPC in recent years is attributable to a combination of factors that have contributed both to reducing the generation of new deficits and to lowering the level of accumulated balances. First, the Colombian National Government implemented a gradual adjustment of domestic gasoline prices, progressively aligning them with international price levels, which significantly reduced the price differential compensated through the FEPC. Second, the National Government made substantial payments to settle historical balances of the FEPC, resulting in an effective reduction of outstanding obligations. Additionally, beginning in September 2024, a partial adjustment to diesel prices was implemented. Diesel has historically represented the primary source of pressure on the FEPC, and this adjustment contributed to moderating the growth of the deficit, although it has not fully eliminated it. Finally, these effects were reinforced by a less adverse international crude oil price environment compared to the exceptionally high levels observed in 2022, thereby reducing the cost of compensation associated with the stabilization mechanism.

The FEPC accounts receivable represent 20% of Ecopetrol’s total short-term accounts receivable as of December 31, 2025, and created a strain on working capital needs, including payment obligations to suppliers, taxes, payroll, and other short-term expenses. The balance of the FEPC account also impacts the comparison of solvency and liquidity levels against industry peers. Nevertheless, the Government of Colombia has outlined potential ways to manage the payment of outstanding accounts receivable balances and finding structural solutions to close the current gaps in the FEPC. See section Regulation Concerning Production and Prices - Fuel Price Stabilization Fund (FEPC).

4.2	[Reserved]
4.3	Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results
4.3.1	Taxes

By virtue of Law 2277 of 2022, the Certificado de Reembolso Tributario (“CERT”) incentive has ceased to exist as of January 1, 2023.

Refundable VAT on oil and gas exploration:

Taxpayers in the oil and gas industry are entitled to refund VAT paid in the exploration phase for offshore projects. Taxpayers can request this VAT as of the next fiscal year in which the investment was made. VAT that is reimbursed cannot be used as a higher cost or expense for income tax purposes.

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

Taxpayers must calculate their taxable income taking as initial base the year and result under Colombian IFRS.  Accounting profit is reconciled to obtain the taxable income, which is the basis to calculate the income tax.

For fiscal years 2023, 2024, and 2025 the dividends tax applied as follows:

i.

In accordance with Article 245 of the Colombian Tax Code, the dividends tax applicable to non-resident shareholders is as follows:  (i) a 20% dividend tax for dividends paid out of profits that were accrued as of January 1, 2017 and were taxed at the corporate level; (ii) no dividend tax on dividends paid out of profits that accrued until December 31, 2016 and were taxed at the corporate level; (iii) a withholding tax at the statutory corporate income tax rate (35% as from 2022) on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional, 20% dividend tax, as applicable, after applying the initial corporate income withholding tax rate.

ii.	In accordance with Article 242 of the Colombian Tax Code, for Colombian individuals: For fiscal years of 2023, 2024 and 2025 dividends paid greater than 1,090 UVT were taxed at rate of 15%.
iii.	In accordance with Article 242-1 of the Colombian Tax Code, dividends distributed from taxed profits to local corporations for fiscal years 2023, 2024 and 2025, the tax rate increased to 10%.

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

In accordance with Resolutions No. 07 of 2024 and 08 of 2025, issued by the tax authority, the carbon tax accrues on the carbon content of fossil fuels used for combustion. The rate was COP 25,799.56 and COP 27,399.14 per ton of CO2, for fiscal years 2024 and 2025, respectively.

In October 2019, the Law 1943 of 2018 (the Financing Law) was declared unconstitutional by the Constitutional Court, effective January 1, 2020. Therefore, the Financing Law continued to have full effect for the full fiscal year 2019.

In December 2019, the Colombian Congress adopted Law 2010, which introduced changes to the Colombian tax system, which became effective in 2020.

As of 2020, in accordance with Article 115 of the Colombian Tax Code, taxes are fully deductible if they are effectively paid during the fiscal year, except for: (i) income tax, equity tax and normalization tax are non-deductible; and (ii) only 50% of the financial transactions tax is deductible.

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
iii.

A “normalization tax” was re-introduced for taxpayers to declare omitted assets or reject nonexistent liabilities subject to the payment of a 17% tax. This tax applies only for 2022, and a 50% prepayment is to be remitted in 2021.

iv.	A new definition of final (effective) beneficiary for tax purposes was created (Article 16).

In 2022, the Colombian Congress adopted Law 2277 of 2022, which introduced the following modifications to the Colombian tax system, applicable from January 1st, 2023: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, at rates ranging from 0.5% to 1.5% based on the level of net equity at January 1st every year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate (increases from 10% to 15%), (iv) the elimination of specific tax benefits and exemptions, (v) a minimum corporate income tax based on effective tax rate (effective rate calculated on book profit should be at least 15%, considering certain adjustments to accounting profits and certain exempted companies), (vi) the application of taxes based on significant economic presence (primarily for non-resident persons and entities that provide digital services, but including other services and commercial activities), (vii) the elimination of the ability to claim 50% of the ICA as an income tax credit, (viii) an additional percentage points to the nominal tax rate for companies engaged in the extraction of crude oil and coal of 0%, 5%, 10% or 15% and based on international prices.

For the fiscal years 2024 and 2025, additional percentage points will be applied to the nominal of 10% and 0%, given that the Brent price was USD 78.76 and USD 67.73, according to ANH Resolutions No. 0044 and No. 0061 from January 31, 2025 and 2026, respectively. Note that the revenues from the sale of natural gas are not subject to these additional percentage points to the nominal tax rate, (ix) non-deductibility of royalties, and (x) the modification of section 221 of Law 1819 of 2016, with an adjustment to the taxable event and establishing that the national carbon tax will be levied on the carbon equivalent content (CO2eq) of all fossil fuels, including all petroleum derivatives, fossil gas and solids used for combustion.

On November 16, 2023, the Constitutional Court in Colombia issued ruling C-489, in which it determined that royalties are a deductible cost of income tax. In December of 2023, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested a review of the ruling to the Constitutional Court, alleging a fiscal impact and nullity, respectively. In March of 2024, the Constitutional Court rejected the request for nullity filed by the Ministry of Mines and Energy. The Constitutional Court rejected the case of fiscal impact filed by the Minister of Finance and Public Credit and granted a term of five business days to correct the written statement and provide additional information. In May 2024, the Constitutional Court rejected the case of fiscal impact filed by the Minister of Finance and Public Credit, stating that the arguments presented did not meet the constitutional threshold. In July 2024, the Constitutional Court rejected the request for insistence filed by the Ministry of Mines and Energy.

On February 22, 2025, the National Government issued Decree 0175, which creates the Catatumbo special tax for the first sales and exports of oil. The rate of this tax is 1%. Additionally, it increases the stamp tax from 0% to 1%. The Decree was valid until December 31, 2025.

On December 22, 2025, the National Government issued Decree 1390, declaring a State of Economic Emergency throughout the national territory for a period of 30 days due to unforeseen circumstances that worsened the country’s fiscal situation. Consequently, in response to this emergency, the Government issued Decree 1474 on December 29, 2025, introducing tax measures intended to fund expenditures under the General National Budget for fiscal year 2026. Among these measures is the provision set out in Article 14 of the decree, which establishes the non-deductibility of royalties for taxpayers required to pay them in connection with the production of non-renewable natural resources. This decree is subject to automatic review by the Constitutional Court, which must assess, among other aspects, the constitutionality of this measure. The Court’s analysis should consider its 2023 ruling that declared unconstitutional the royalty non-deductibility provision enacted under Law 2277 of 2022. Additionally, the decree established the Special Tax for Fiscal Stability, which imposes a 1% levy on the extraction of hydrocarbons within the national territory, applicable on the first sale or export of oil. On January 29, 2026, through Press Release No. 01, the Constitutional Court announced its decision to suspend the legal effects of the Economic Emergency Decrees.

On February 11, 2026, the National Government issued Decree 0150 of 2026 declaring a new State of Economic, Social and Ecological Emergency. Under Decree 1015 of 2026, Decree 173 of 2026 was issued, introducing introduced temporary wealth tax applicable for fiscal year 2026 to Colombian legal entities and assimilated entities, effective as from its publication and triggered by the possession of net equity as of March 1, 2026.

The tax applies at a 1.6% rate for extractive industries and includes specific exclusions and anti-avoidance rules. The tax return must be declared and paid in two installments in 2026.

For information related to Pillar II, see Note 10 of our consolidated financial statements.

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

Part B: Tax Accrual Rules

The equity tax will accrue at a rate of 0.5%, 1% and 1.5% every year on January 1 of each fiscal year. The taxable base is the taxpayer’s net equity on each of the accrual dates (gross assets less liabilities and certain exclusions, including a portion of the value of the dwelling house). Note that equity tax will only apply on taxable net equity exceeding 72,000 tax value units (UVTs, per the acronym in Spanish). Due to the State of Economic Emergency declared by the National Government on December 22, 2025, through Decree 1390, the Government issued Decree 1474 on December 29, 2025, establishing various tax measures. Among these, and on a temporary basis for fiscal year 2026, the decree broadens the wealth tax base by lowering the entry threshold from 72,000 UVT to 40,000 UVT at a rate of 0.5%, 1%, 2%, 3% and 5%.

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

Law 2277 of 2022 repealed the Mega Investments Regime, which ceased to apply on January 1, 2023. However, taxpayers who met the eligibility requirements or obtained approval under the Mega Investments Regime before January 1, 2023, still hold the rights acquired under such regime.

As of January 1, 2026, the stamp tax, reactivated through Decree 0175 of February 22, 2025, at a 1% rate, was reduced to 0%.

4.3.2	Exchange Rate Variation

The functional currency of each of the companies of Ecopetrol Group is determined in relation to the main economic environment where each company operates; however, our consolidated financial results are reported in Colombian Pesos, which is the Ecopetrol Group’s functional and presentation currency. A substantial part of our consolidated sales come from the Ecopetrol Group’s companies whose functional currency is the Colombian Peso. The conversion effect from U.S. dollar to Colombian Peso is mainly due to local sales and exports of crude oil, natural gas, and refined products, whose prices are based on benchmarks quoted in U.S. dollars. Therefore, they are exposed to foreign currency exchange risks on sales, capital expenditures and financial instruments that are denominated in a currency other than its functional currency.

Fluctuations in the U.S. dollar-Colombian Peso exchange rate have effects on our consolidated financial statements. As crude oil is priced in U.S. dollars, fluctuations in the exchange rate of the Colombian Peso against the U.S. dollar may have a significant impact on sales, cost, monetary assets, and liabilities held in foreign currency.

An appreciation of the Colombian Peso has a negative impact on our results of operations because our sales from exports of crude oil, natural gas, and refined products are primarily expressed in U.S. dollars. Costs of imported products and contracted services expressed in U.S. dollars will also be lower when expressed in Colombian Pesos, but on balance, our operating income in Colombian Pesos tends to decline when the Colombian Peso appreciates, other factors being equal. The appreciation of the Colombian Peso against the U.S. dollar will also decrease the debt service requirements of our Companies with the Colombian Peso as their functional currency and with indebtedness in U.S. dollars, as the amount of the Colombian pesos necessary to pay principal and interest on foreign currency debt decreases with the appreciation of the Colombian Peso.

Conversely, when the Colombian Peso depreciates against the U.S. dollar, our reported sales, costs related to imported products and services, operating income, and debt service requirements of foreign-denominated debt all tend to increase.

With the acquisition of ISA, an amount of our sales started being generated in currencies other than the Colombian peso, and some of the operating and other expenses we incur are paid in the local currency of the countries where ISA operates. As a result, we may be exposed to foreign exchange and translation risk when local currency financial statements are translated to Colombian pesos. In addition, around 81% of ISA’s debt is denominated in foreign currency. Therefore, our consolidated financial results could be affected by an increase in financial costs due to the devaluation of the currencies in the jurisdictions where ISA operates. As a result, the devaluation of the Colombian peso would lead to the recognition of currency conversion losses due to the increase in the affected debt balance upon the translation of U.S. dollar-denominated debt or other currencies to Colombian pesos.

During 2025, the Colombian Peso appreciated on average 0.46% against the U.S. dollar. In comparison, during 2024, the Colombian Peso appreciated on average 5.87% against the U.S. dollar, while in 2023, the Colombian Peso depreciated on average 1.64% against the U.S. dollar. Additionally, on December 31, 2025, the Colombian Peso/U.S. dollar exchange rate appreciated 14.79% as compared to the same date in 2024, while the Colombian Peso/U.S. dollar exchange rate had depreciated 15.36% in 2024 as of December 31, 2024, and appreciated 20.54% as of December 31, 2023, in relation to the rate on the same date of the immediately preceding year.

In 2025, our consolidated debt in foreign currency increased by a total of USD 1,241 million, due to new debt issued during the year. By contrast, in 2024, our consolidated debt in foreign currency decreased by a total of USD 331 million, due to the repayment of principal at maturity. In 2023, our consolidated debt in foreign currency increased by a total of USD 2,684 million, due to new debt acquired during the year, mainly from the issuance of international bonds.

As of December 31, 2025, our U.S. dollar denominated total debt was USD 29,065 million, recognized in our financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate of each loan. Out of the total U.S. dollar denominated debt, USD 18,695 million are in Ecopetrol S.A.’s balance sheet, whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. has an exchange rate gain. Some of the Ecopetrol Group’s companies have the U.S. dollar as their functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. When the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income.

Since 2015, Ecopetrol adopted hedge accounting, using two types of natural hedges with its U.S. dollar debt as a financial instrument: (i) a cash flow hedge for exports of crude oil, and (ii) a hedge of the net investment in foreign operations. As a result of the implementation of both hedges, 91% (USD 16,956 million) of Ecopetrol S.A.’s debt in U.S. dollars, as of December 31, 2025, was designated as a hedge. Similarly, since 2022, ISA adopted hedge accounting for the net investment in foreign operations. As a result, USD 392 million of ISA’s debt was designated as a hedge as of December 31, 2025. The total debt of foreign currency designated as a hedge as of December 31, 2025, was USD 17,348 million. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is recognized directly in equity, as part of other comprehensive income.

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

As of December 31, 2025, the Ecopetrol Group’s companies have the equivalent of a net U.S. dollar liability position of USD 84 million after the implementation of the accounting hedges previously mentioned above, minimizing the effect of exchange rate fluctuations in their results for the year.

4.3.3	Effects of Inflation

The average annual rate of inflation in Colombia for the past ten years is 5.7%. As measured by the general consumer price index, the annual inflation rate in Colombia for the years ended December 31, 2025, 2024 and 2023 was 5.1%, 5.2%, and 9.3%, respectively. The decrease in inflation in 2025 is mainly driven by (i) the continued moderation of core inflation, reflecting lower pressures from food and tradable goods prices, and (ii) the lagged effects of the restrictive monetary policy implemented by the Nation’s Central Bank (Banco de la República), which has helped temper domestic demand and inflation expectations.

Inflation has had a positive and a negative effect on the Group. On one hand, it has increased sales for the transmission and roads segment, given that the rates are indexed to inflation, and it has also produced higher yields from our investment portfolio. On the other hand, it has increased costs, expenses and capital expenditures mainly due to the rising cost of inputs, higher tariffs in contracts, as well as a higher financial cost of the debt with floating rates (33.6% of the total financial obligations on December 31, 2025). The effects of inflation vary over time and between each market segment.

4.3.4	Effects of Crude Oil and Refined Product Prices

The average price of ICE Brent crude in 2025 was USD 68.2 per barrel as compared to USD 79.9 per barrel in 2024 and USD 82.2 per barrel in 2023. See section Strategy and Market Overview.

Our average crude oil basket price was USD 63.6 per barrel in 2025, as compared to USD 73.4 per barrel in 2024 and USD 73.5 per barrel in 2023. The decrease in 2025 compared to 2024 due to lower international crude oil prices, reflected in the decline of the Brent reference price during the year. This effect was partially offset by improved crude differentials, resulting from the strengthening of our crude oils in international markets and the implementation of a commercial strategy aimed at optimizing crude placement by prioritizing markets and geographic destinations with more favorable demand conditions, thereby maximizing realized differentials during the period.

In addition, our average product basket price was USD 81.6 in 2025, USD 86.8 in 2024, and USD 96.1 in 2023. The decrease in 2025 as compared to 2024 was primarily due to lower international refined product prices, consistent with the decline in benchmark crude prices, partially offset by improvements in refined product cracks in the market supported by high refinery utilization during the year.

In the Operating Results section below, we present the impact of the price decrease on our sale and cost of sales. Additionally, fluctuations in the price of oil have had an impact on the value of our oil and gas reserves. Reserves’ valuation is made in accordance with SEC price regulations. Volatility in hydrocarbon prices, refining margins and reserves, as well as changes in environmental regulations may lead to the recognition of impairment or recovery of non-current assets.

For additional information about impairment charges and reversals, see sections Financial Review—Operating Results—Consolidated Results of Operations—Impairment of Non-Current assets, Segment Performance and Analysis and Note 18 to our consolidated financial statements.

4.4	Accounting Policies

Our consolidated financial statements for the years ended December 31, 2025, 2024, and 2023 were prepared in accordance with IFRS. The details of the accounting policies are described in Note 4 to our consolidated financial statements.

In 2025 and 2024, there were no new or amended standards or interpretations adopted that had a significant impact on our consolidated financial statements. The main accounting regulatory change for 2023 was the adoption of IFRS 17 Insurance Contracts that provides a new general model for accounting for contracts by combining a measurement of the current balance of insurance contracts with the recognition of earnings during the period in which the services are rendered. This change did not have any material impact.

For more information regarding the adoption of new accounting standards and their effects on our financial statements, see Note 5 to our consolidated financial statements included in this annual report.

4.5	Material accounting judgments and estimates

Critical accounting policies are those policies that require us to exercise judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting judgments and estimates we make in these contexts require us to calculate variables and make assumptions about matters that are highly uncertain. In each case, if we made other estimates, or if changes in the estimates occur from period to period, our financial condition and results of operations could be materially affected.

See Note 3 to our consolidated financial statements for a summary of the material accounting judgments and estimates applicable to us. There are many other areas in which we use estimates about uncertain matters, but we believe the reasonably likely effect of changes or differences within critical accounting judgments and estimates would not have a material impact on our financial statements.

4.6	Operating Results

The following discussion is based on information contained in our audited consolidated financial statements and should be read in conjunction therewith.

4.6.1	Consolidated Results of Operations

The following table sets forth components of our income statement for the years ended December 31, 2025, 2024, and 2023.

Table 57 – Summarized Consolidated Statement of profit or loss

Income Statement	For the Years ended December 31,			% Change
(COP billion)	2025	2024	2023	2025/2024	2024/2023
Sales	119,694	133,330	143,189	(10.2)	(6.9)
Cost of Sales	82,057	86,481	88,178	(5.1)	(1.9)
Gross Profit	37,637	46,849	55,011	(19.7)	(14.8)
Administrative, operations and project expenses net	10,981	9,254	11,154	18.7	(17.0)
Impairment of non-current assets	(23)	(867)	2,098	(97.3)	(141.3)
Operating Income	26,679	38,462	41,759	(30.6)	(7.9)
Finance results, net	(8,528)	(8,519)	(5,665)	0.1	50.4
Share of profits of associates and joint ventures	710	764	805	(7.1)	(5.1)
Profit before income tax expense	18,861	30,707	36,899	(38.6)	(16.8)
Income tax expense	(4,417)	(12,208)	(11,516)	(63.8)	6.0
Net profit for the year	14,444	18,499	25,383	(22.0)	(27.1)
Net profit attributable to:
Owners of parent	10,488	13,841	21,061	(24.2)	(34.3)
Non–controlling interest	3,956	4,658	4,322	(15.1)	7.8
Net profit	14,444	18,499	25,383	(21.9)	(27.1)

4.6.1.1	Total Sales

The following table sets forth our principal sources of third-party sales by business segment for the years ended December 31, 2025, 2024, and 2023. An explanation of how we classify our operations into business segments is included in section 4.6.1.8 below.

Table 58 – Third-Party Sales by Business Segment

	2025			2024			2023			% change sales
	Volume			Volume			Volume
	(barrels	Average price	Sales	(barrels	Average price	Sales	(barrels	Average price	Sales
Sales by segment	equivalent)	US dollars / Barrels	(COPS billion)	equivalent)	US dollars / Barrels	(COPS billion)	equivalent)	US dollars / Barrels	(COPS billion)	2025/2024	2024/2023
Local Crude oil	452	66.0	—	1,151	65.4	—	433,524	65.4	129	—	(100.0)
Foreign Crude oil(1)	155,915,134	63.5	40,086	159,096,981	73.4	47,517	151,460,951	73.2	47,651	(15.6)	(0.3)
Natural gas local	24,652,186	27.1	4,162	31,071,560	32.1	4	33,432,168	30.7	4,358	1.6	(6.0)
Foreign natural gas	6,220,621	4.0	102	5,146,252	2.0	44	3,629,325	6.7	105	131.8	(58.1)
Other income(2)	10,424,462	—	478	9,984,441	—	903	9,005,330	—	179	(47.1)	388.1
Exploration and production sales	197,212,855	—	44,828	205,300,385	—	52,560	197,961,298	—	52,429	(14.7)	0.3
Local refined products(1)	124,262,235	91.1	45,846	125,038,118	97.4	49,544	126,731,492	108.5	59,319	(7.5)	(16.5)
Foreign refined products(1)	32,082,345	64.1	8,356	35,813,033	68.1	9,968	36,672,668	70.9	11,167	(16.2)	(10.7)
Foreign Crude oil	704,881	74.5	216	4,087,113	77.1	1,282	5,776,131	79.9	2,028	(83.2)	(36.8)
Other income(2)	—	—	1,777	—	—	1,458	2,516	—	1,103	21.9	32.2
Refining and petrochemicals	157,049,461	—	56,195	164,938,264	—	62,252	169,177,775	—	73,617	(9.7)	(15.4)
Transportation services	—	—	2,642	—	—	2,716	—	—	2,979	(2.7)	(8.8)
Other income(2)	—	—	—	—	—	—	—	—	—	—	—
Transport and Logistics	—	—	2,642	—	—	2,716	—	—	2,979	(2.7)	(8.8)
Energy Transmission and Toll Roads services	—	—	16,029	—	—	15,803	—	—	14,165	1.4	11.6
Energy Transmission and Toll Road(3)	—	—	16,029	—	—	15,803	—	—	14,165	1.4	11.6
Total sales	354,262,316	—	119,694	370,238,649	—	133,330	367,139,073	—	143,189	(10.2)	(6.9)
Crude Oil	156,620,467	63.5	40,302	163,185,245	73.5	48,799	157,670,606	73.4	49,808	(17.4)	(2.0)
Natural gas	30,872,807	22.4	4,264	36,217,812	27.8	4,140	37,061,493	28.4	4,464	3.0	(7.2)
Refined products	166,769,042	81.6	54,680	170,835,592	86.8	60,414	172,409,490	96.1	70,670	(9.5)	(14.5)
Other	—	—	20,448	—	—	19,977	2,516	—	18,247	2.4	9.5
Total sales	354,262,316	—	119,694	370,238,649	—	133,330	367,139,073	—	143,189	(10.2)	(6.9)
(1)

Includes the effects of strategic and tactical hedging instruments related to crude oil, fuel oil and diesel. For qualifying cash flow hedges, gains and losses initially recognized in other comprehensive income are reclassified to profit or loss in the same periods in which the hedged transactions affect earnings, primarily within revenues and cost of sales, in accordance with IFRS 9.

(2)

In the exploration and production segment, other income mainly comprises the effects of natural hedges used to mitigate foreign exchange exposure related to forecast crude oil sales and debt, together with services and sales of refined products (mainly LPG and asphalt). In the case of the refining and petrochemicals segment, other income corresponds mostly to industrial services.

(3)

The energy transmission and toll roads concessions segment’s sales mainly include: (i) electricity transmission services, (ii) designing, building, operating and maintaining road concessions infrastructure roads, and (iii) telecommunications services.

In 2025, total sales decreased by 10.2% as compared to 2024, representing a COP 13,636 billion decline driven mainly by (i) lower commodity prices, which accounted for a COP 9,663 billion decrease in sales: our average refined products basket price fell by 6.0%, (USD 5.2 per barrel), and our average crude oil basket price fell by 13.6% (USD 9.7 per barrel), in each case primarily due to a lower Brent benchmark price, partially offset by the strengthening of spreads against Brent for refined products and the negotiated crude oil differential, (ii) a 0.5% appreciation of the Colombian Peso against the U.S. dollar, —from an average exchange rate of COP 4,071.35 / USD 1.00 in 2024 to an average exchange rate of COP 4,052.71 / USD 1.00 in 2025—reduced export sales by COP 443 billion, and (iii) lower sales volumes (as further explained below) resulted in a COP 3,608 billion decrease in sales. This decrease was partially offset by a COP 378 billion increase in service sales, primarily due to enhanced results in energy transmission.

The decrease in our sales volumes in 2025 as compared to 2024 was driven by: (i) a COP 1,692 billion, or a 4.0%, or 6.6 mmboe, decrease in crude oil sales, primarily associated with higher export crude realizations in 2024 due to volumes in transit from year-end 2023, while in 2025 such prior period transits volumes were recognized, (ii) a COP 939 billion, or a 14.8%, or 5.3 mmboe decrease in our natural gas sales associated with lower domestic sales of natural gas and LPG, reduced contracted volumes with customers and declining production in Guajira field and (iii) a COP 977 billion, or a a 2.4%, or 4.1 mmboe, decrease in refined products volumes due to lower sales of refined products for export and reduced domestic demand for diesel and gasoline as result of direct imports by customers.

In 2024, total sales decreased by 6.9% as compared to 2023, primarily as a result of a COP 6,125 billion decrease in sales mainly due to (i) 9.3%, or USD 9.4 per barrel decrease of our average refined products basket price and a 0.1%, or USD 0.1 per barrel decrease of our average crude oil basket price, which in turn was primarily due to a lower Brent benchmark price and narrower spreads against Brent for refined products partially offset by the strengthening of the negotiated crude oil differential, and (ii) a COP 5,341 billion decrease in sales resulting from a 5.87% appreciation of the Colombian Peso against the U.S. dollar, from an average exchange rate of COP 4,325.05 / USD 1.00 in 2023 to an average exchange rate of COP 4,071.35 /USD 1.00 in 2024, resulting in a decrease in sale from exports. This decrease was partially offset by (i) a COP 1,516 billion increase in service sales, primarily due to enhanced results in energy transmission due to the recognition of non-recurring income from the tariff review of ISA Subsidiaries in Brazil, toll roads, transport, the positive impact of contractual escalators and the entry into operation of projects, and (ii) a COP 88 billion increase in revenues attributable to an increase in our sales volume (as further explained below).

The increase in our sales volumes in 2024 as compared to 2023 was the result of a 3.5%, or 5.5 mmboe increase in our crude sales, primarily associated with higher crude oil production. This increase was partially offset by (i) a 0.9% or 1.6 mmboe in refined products volumes due to scheduled major maintenance of the Hydro-cracking unit the effect of the electrical failure in the Cartagena Refinery, and (ii) a 2.3%, or 0.8 mmboe decrease in our natural gas sales associated with the natural decline of the Guajira, Floreña and Cusiana fields.

4.6.1.2	Cost of Sales

Our cost of sales was principally affected by the factors described below. See Note 26 to our consolidated financial statements for more detail.

Cost of sales in 2025 was COP 82,057 billion, representing a COP 4,424 billion or 5.1% decrease as compared to 2024, primarily as a result of the following factors:

●	A COP 6,781 billion decrease in the purchase costs of crude oil, natural gas and refined products, which resulted primarily from: (i) lower average purchase prices by COP 4,545 billion, which in turn was primarily due to the decrease in international benchmark prices for crude oil and refined products, and (ii) a decrease in crude oil, refined products and gas volumes purchased by COP 2,271 billion, highlighting the decrease in crude oil import requirements due to lower crude demand, as well as the termination of some crude contracts at the national level. This was partially offset by a COP 35 billion increase in exchange rate costs due to the appreciation of the average exchange rate of the Colombian Peso against the U.S. dollar, mentioned above.

The decrease in cost of sales was partially offset by a COP 2,358 billion increase as a result of:

(a)

A COP 879 billion increase in depreciation, amortization, and depletion expenses primarily due to: (i) a higher level of capital investment, and (ii) the increase in crude production. The above was partially offset by a lower depreciation rate associated with the mitigating effect of the higher incorporation of reserves during 2025.

(b)

A COP 654 billion increase in construction services costs mainly explained by: (i) an increase in construction activity associated with the execution of energy transmission infrastructure projects in ISA, and (ii) the inflationary effect on the contracts.

(c)	A COP 143 billion increase in labor cost primarily related to higher salary increases in 2025 as compared to 2024.
(d)

A COP 547 billion increase in maintenance activities, contracted services, operation supplies and other operational activity costs, as a result of the net effect between: (i) greater execution of operational support activities, (ii) the inflation effect on costs, (iii) lower average exchange rate for costs, (iv) cost control and efficiencies, and (v) higher taxes and contributions.

(e)

A COP 121 billion increase in transportation costs primarily related to: (i) higher transportation tariffs resulting from tariff updates, (ii) higher costs from contingent operations at Banadía–Araguaney, partially offset by lower average exchange rate for costs.

(f)	A COP 13 billion increase in other minor items, including general costs.

Cost of sales in 2024 was COP 86,481 billion, representing a COP 1,697 billion or 1.9 % decrease as compared to 2023, primarily as a result of the following factors:

●	A COP 4,640 billion decrease in the purchase costs of crude oil, natural gas and refined products, which were purchased for sales or for refining, resulting primarily from (i) lower average purchase prices by COP 2,521 billion, which in turn was primarily due to the decrease in international benchmark prices for crude oil and refined products, (ii) a COP 2,692 billion decrease in costs of the Colombian Peso terms due to the appreciation of the average exchange rate of the Colombian Peso against the U.S. dollar, mentioned above, and (iii) an decrease in crude oil and gas volumes purchased by COP 1,115 billion highlighting the decrease in crude oil import requirements resulting from lower trading operations. This were partially offset by a COP 1,688 billion increase in volumes purchased of refined products given the programmed maintenance and operational events of Reficar.
●	A COP 329 billion decrease in inventory fluctuation primarily due to the realization of 100% of inventories in transit by the end of 2024.

The decrease in cost of sales was partially offset by a COP 3,272 billion increase as a result of:

(a)

A COP 1,441 billion increase in depreciation, amortization, and depletion expenses primarily due to: (i) a higher level of capital investment, and (ii) the increase in production of Permian. The above was partially offset by a lower depreciation rate associated with the mitigating effect of the higher incorporation of reserves during 2023 and the exchange rate effect in appreciation for the Group’s subsidiaries, which use the U.S. dollar as a functional currency, given the revaluation of the Colombian peso against the U.S. dollar.

(b)	A COP 985 billion increase in construction services mainly explained by: (i) increase in construction activity of ISA in Brazil, and (ii) the inflationary effect on the contracts.
(c)	A COP 323 billion increase in labor cost primarily related to higher salary increase in 2024 as compared to 2023.
(d)

A COP 244 billion increase in maintenance activities, contracted services, operation supplies and other operational activity costs, as a result to the net effect between: (i) greater execution of operational support activities, (ii) the inflation effect on costs, and (iii) lower average exchange rate for costs.

(e)

A COP 228 billion increase in transportation costs primarily related to: (i) higher volume of crude oil transported for tanker trucks due to an increase in the production from Caño Sur in Colombia, and (ii) higher transportation tariffs impacted by the inflationary effect.

(f)	A COP 52 billion increase in other minor items, including higher taxes and contributions, and general costs.

4.6.1.3	Administrative, operations and project expenses, net of other income before Impairment of Non-Current Assets Effects

Operating expenses, net of other income include administrative, operations and project expenses and other operating (expenses) income before impairment or recovery of non-current assets. For 2025, these amounted to COP 10,981 billion, representing a COP 1,727 billion, or 18.7%, increase as compared to 2024, mainly as a result of the following factors (see Notes 27 and 28 to our consolidated financial statements for more detail):

●	COP 1,727 billion of non-recurring income recognized in 2024 related to Ecopetrol’s acquisition from Repsol of the 45% interest in the CPO-09 association contract, which generated a positive effect in 2024 results due to the valuation at market prices of both the portion acquired and the pre-existing portion in Ecopetrol S.A.
●	A COP 817 billion increase mainly attributable to (i) an increase in taxes driven by temporary fiscal measures enacted under the 2025 “state of internal disturbance”, including the reinstatement of 1% stamp tax on certain transactions, effective through December 31, 2025, (ii) inflationary pressures affecting operating expenses, and (iii) higher provisions for receivables from customer Air-e recognized by ISA.

These factors were partially offset by a COP 818 billion decrease in exploration expenses and other operational expenses in 2025 compared to 2024, mainly reflecting lower write-offs of exploration assets.

For 2024, operating expenses, net of other income amounted to COP 9,254 billion, a COP 1,900 billion or 17% decrease as compared to 2023, mainly as a result of the following factors:

●	COP 1,727 billion income mainly from the profit of the transaction with Repsol Colombia Oil & Gas Limited to acquire the remaining 45% of its participation in the CPO-09 Block, with economic effects as of December 31, 2024 that generated a positive effect on the year-end 2024 results due to the market prices valuation of both the acquired portion and Ecopetrol S.A.’s existing 55% participation interest, in compliance with International Financial Reporting Standards for Business Combinations.
●	A COP 173 billion decrease in exploration expenses and other operational expenses in 2024 as compared to 2023.

Each of our operating segments bears the costs and expenses incurred for product use and marketing and each segment assumes administrative expenses and all non-operational transactions related to its activity. Discussion of operating expenses by business segment is included in the section Financial Review—Operating Results—Consolidated Results of Operations—Segment Performance and Analysis.

4.6.1.4	Impairment recovery (loss) of long-term non–monetary assets

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

Any change in the foregoing variables used to calculate the recoverable amount of a non-current asset can have a material effect on the recognition of either losses or recovery of impairment charges in the profit or loss statement in any given fiscal year. In our business segments highly sensitive variables can include, among others: (i) in the exploration and production segment, variations of hydrocarbon prices, (ii) in the refining segment, changes in finished products and crude oil prices, the discount rate, refining margins, (iii) in the transport and logistics segment, transported volumes and exchange rate, and (iv) in energy transmission and toll roads concessions, internal and external factors that affect the recoverable value of the assets versus the book value of the assets, such as currency devaluation, network capacity, modest economic growth, among others.

In 2025, we recognized impairment recovery of non-current assets of COP 22 billion, as compared to impairment recovery of COP 867 billion in 2024 and impairment losses of COP 2,098 billion in 2023. These impairments are a non-cash accounting effect and consequently do not involve any disbursement or cash inflow. Further, any cumulative impairment amount of non-current assets, except for goodwill, is susceptible to reversion when the fair value of the asset exceeds its book value. On the contrary, in the event that the book value exceeds the fair value of the asset, an additional impairment expense could be recognized.

The 2025 impairment gains, net of non-current assets of COP 22 billion, correspond to the net result of:

i.	A recovery of impairment in the transport and logistics segment of COP 346 billion mainly due to (a) a lower discount rate versus 2024, (b) updates to transportation tariffs based on macroeconomic variables, and (c) a decrease in projected costs.
ii.	A recovery of impairment on non-current assets in the energy transmission and toll roads concessions segment of COP 1 billion mainly due to a reversal of impairment loss on intangible assets in ISA Bolivia of COP 15 billion, partially offset by (a) an impairment loss of non-current assets of COP 10 billion due to the cancellation of the project “Connection of the Colombia Pipeline to the ISA Caucasia 110 kV (CAUC) Substation,” and (b) an impairment loss of submarine capacity rights of COP 4 billion recognized by InterNexa Colombia.
iii.	An impairment in the exploration and production segment of COP 325 billion mainly due to lower short-term prices, partially offset by (a) the execution of asset profitability management plans and (b) a reduction in the discount rate.

The 2024 impairment gains, net of non-current assets of COP 867 billion, correspond to the net result of:

i.	A recovery of impairment in the Cartagena Refinery of COP 1,266 billion, due to (a) improvement in the price differentials of refined products in the medium and long term due to market conditions, (b) prioritization of local crude oils for the Cartagena Refinery, (c) lower discount rate versus 2023 and (d) a lower net book value of fixed assets due to the partial recovery of the cost of the modernization project as a result of the recognition of McDermott’s financial instrument settled in the arbitration with CB&I (see section Legal Proceedings—Reficar Investigations for information on the arbitration with CB&I).
ii.	A recovery in the transport and logistics segment of COP 127 billion mainly due to (a) the effect of the higher exchange rate by year-end 2024 compared to year-end 2023 that impacts revenues from oil pipelines that have rates in dollars and (b) the positive adjustment in the oil pipeline rate due to macroeconomic effects given the resolution of the Ministry of Mines and Energy of September 2024.
iii.	An impairment in the exploration and production segment of COP 481 billion mainly in Ecopetrol America LLC given the lower short- and long-term prices.
iv.	An impairment of non-current assets in the energy transmission and toll roads concessions segment of COP 45 billion primarily in ISA Bolivia due to an increase in WACC from country risk and the effect of exchange rate differences on the dollar-denominated cash flow.

The 2023 impairment losses, net of non-current assets of COP 2,098 billion, correspond to the net result of:

i.	An impairment of non-current assets in the exploration and production segment of COP 2,741 billion, mainly due to (a) capital expenditure variables, operational expenditure effects and prices mainly in cash-generating units (“CGU”) such as Casabe, Llanito, Suria, and Tibú; (b) a recovery mainly in the Piedemonte unit, which was the subject of unification of the Floreña, Cupiagua and Cusiana assets during 2023, considering that these fields share facilities with each other, possess synergies, and jointly manage the surface fluids across the three large infrastructures, (c) impairment losses were recognized in Hocol S.A. in the Cicuco, Toldado, La Hocha, Espinal, and Chenche CGUs and a recovery in Upía CGU, and (d) in the CGUs abroad, an impairment loss was recognized in K2 CGU of Ecopetrol America LLC.
ii.	An impairment of non-current assets in the transport and logistics segment of COP 630 billion, primarily due (a) the decrease in the exchange rate for year-end 2023 versus 2022, (b) the tariffs regulated by the CREG, (c) an increase in discount rates; and (id) volumetric projection based on the financial plan and the long-term volumetric balance.
iii.	An impairment of non-current assets in the energy transmission and toll roads concessions segment of COP 209 billion mainly due to: (a) an impairment of COP 85 billion in Consorcio Transmantaro due to lower fair market value in Yaros project, (b) an impairment of COP 86 billion in Internexa Brazil and COP 13 billion in Internexa Argentina, considering the update of the business plan that reflected a decrease in sales and operating margins.

This impairment loss was partially offset by an impairment recovery in refining and petrochemicals Segment of COP 1,482 billion, primarily due to an impairment recovery in Cartagena Refinery, which in turn is due to (i) higher price differentials in middle distillates in the medium and long-term projection, (ii) imported crude oils more discounted on the brent marker, and (iii) operational improvements executed in 2023, which together with energy efficiency initiatives, have managed to optimize the operational costs of the refinery and reduce energy consumption.

For more information regarding impairment by segment, see section Financial Review—Operating Results—Consolidated Results of Operations—Segment Performance and Analysis.

4.6.1.5	Finance Results, Net

Finance results, net, mainly include exchange rate gains or losses, interest expenses, yields and interest from our investments and non-current liabilities financial costs (asset retirement obligation and post-benefits plan).

Finance results, net, amounted to a loss of COP 8,528 billion in 2025, as compared to a loss of COP 8,519 billion in 2024. This increase in loss was mainly due to:

(i)	A COP 227 billion increase in financial expenses related to long term obligations, primarily due to higher indebtedness levels by the Ecopetrol Group during 2025.
(ii)

A COP 214 billion decrease in financial income related primarily to valuation and yields of the investment portfolio and bank accounts primarily as a result of a lower average cash position in 2025 as compared to 2024.

(iii)	A COP 91 billion increase in financial update of long-term liability, which in turn was mainly to the increase in our asset retirement and pension obligations.
(iv)

A COP 108 billion increase in foreign exchange gain primarily driven by the lower exposure from net U.S. dollar position presented in 2025, managed through natural accounting exchange rate hedges. In 2025, our exchange rate gain was COP 159 billion, as compared to a gain of COP 52 billion in 2024.

(v)	A COP 416 billion decrease in other financial expenses primarily due to the derecognition of interests from a tax litigation ruling against Ecopetrol.

Finance results, net, amounted to a loss of COP 8,519 billion in 2024, as compared to a loss of COP 5,665 billion in 2023. This increase in loss was mainly due to:

(i)

A COP 2,346 billion decrease in foreign exchange gain primarily driven by the lower exposure presented in 2024, managed through natural accounting exchange rate hedges. In 2024, our exchange rate gain was COP 52 billion, as compared to a gain of COP 2,398 billion in 2023.

(ii)	A COP 453 billion increase in financial expenses related to long term obligations, primarily due to higher interest rates in refinancing operations during 2024.
(iii)	A COP 297 billion decrease in financial income related primarily to valuation and yields of the investment portfolio and bank accounts derived from a decrease in market yield rates.
(iv)

A COP 269 billion increase in financial update of long-term liability mainly due to the cost of retirement obligation and the net interest on post-employment benefits and other long-term employee benefits.

The decrease in foreign exchange gain and increase in financial expenses were partially offset by a COP 511 billion decrease in other minor items, primarily due to the recognition of interests from a tax litigation ruling against Ecopetrol.

For more details on our financial income and expenses see Note 29 of our consolidated financial statements.

4.6.1.6	Income Tax

Income taxes amounted to COP 4,417 billion in 2025, COP 12,209 billion in 2024, and COP 11,516 billion in 2023. The above is equivalent to an effective tax rate of 23.4%, 39.8%, and 31.2% in 2025, 2024, and 2023, respectively.

The decrease in the effective tax rate from 2024 to 2025 was mainly due to i) the effect to deferred tax to exchange rate effects on tax bases (~ COP 2,555 billion -13.5% ) ii) the lower surtax, which was 0% in 2025 compared to 10% in 2024 (~ COP 1,270 billion -6.7%), partially offset by the impact of different tax rates on the results of certain Ecopetrol’s subsidiaries and others (~ COP 750 billion+4.0%).

The increase in the effective tax rate from 2023 to 2024 was mainly due to lower profits generated by lower average prices for the basket of crude oil, natural gas and refined products, the effect of the exchange rate on companies with a dollar functional currency in Colombia, the adjustment in the projections for the calculation of the surcharge for the following years and the effect of the acquisition of 45% participating interest in the CPO-09 Block by Ecopetrol S.A., from Repsol Colombia Oil & Gas Limited.

See Note 10 to our consolidated financial statements for more details.

4.6.1.7	Net Profit Attributable to Owners of Parent

As a result of the foregoing, in 2025, net profit attributable to owners of Ecopetrol was COP 10,488 billion. In 2024, net profit attributable to owners of Ecopetrol was COP 13,841 billion, whereas in 2023, net profit attributable to owners of Ecopetrol was COP 21,061 billion.

4.6.1.8	Segment Performance and Analysis

In this section, including the tables below, we present our financial information by segment: (i) exploration and production, (ii) refining and petrochemicals, (iii) transport and logistics; and (iv) energy transmission and toll roads concessions. See section Business Overview for a description of each segment.

The following tables present our sales from contracts with customers by business segment for the years ended December 31, 2025, 2024 and 2023:

Table 59 – Sales by Business Segment

	For the year ended December 31,			% Change
	2025	2024	2023	2025/2024	2024/2023

	(COP Billion)
Exploration and Production	71,052	81,088	81,515	(12.4)	(0.5)
Third parties	44,828	52,560	52,430	(14.7)	0.2
Local crude oil	—	—	129	—	(100.0)
Foreign crude oil	40,086	47,517	47,651	(15.6)	(0.3)
Local natural gas	4,162	4,096	4,358	1.6	(6.0)
Foreign natural gas	102	44	105	131.8	(58.1)
Other income(2)	478	903	186	(47.1)	385.5
Inter-segment net operating sales	26,224	28,528	29,085	(8.1)	(1.9)

Refining and Petrochemicals	64,699	69,220	82,148	(6.5)	(15.7)
Third parties	56,195	62,251	73,617	(9.7)	(15.4)
Local refined products	45,846	49,544	59,319	(7.5)	(16.5)
Foreign refined products	8,356	9,968	11,167	(16.2)	(10.7)
Foreign crude oil	216	1,282	2,028	(83.2)	(36.8)
Other income	1,777	1,458	1,103	21.9	32.2
Inter-segment net operating sales	8,504	6,969	8,531	22.0	(18.3)

Transport and Logistics	15,337	15,134	15,510	1.3	(2.4)
Third parties	2,642	2,716	2,979	(2.7)	(8.8)
Inter-segment net operating sales	12,695	12,418	12,531	2.2	(0.9)

Energy Transmission and Toll Roads Concessions(1)	16,033	15,806	14,168	1.4	11.6
Third parties	16,030	15,803	14,165	1.4	11.6
Inter-segment net operating sales	3	3	3	—	(25.0)
Eliminations of consolidations	(47,427)	(47,916)	(50,151)	(1.0)	(4.5)
Net Sales from Contracts with Customers	119,694	133,330	143,190	(10.2)	(6.9)
(1)	The energy transmission and toll roads concessions segment’s sales mainly include: (i) electricity transmission services, (ii) designing, building, operating and maintaining road concessions infrastructure roads, and (iii) telecommunications services.
(2)	Mostly to industrial services.

Table 60 – Operating and Net profit by Business Segment

	For year ended December 31			% Change
	2025	2024	2023	2025/2024	2024/2023

	(COP Billion)
Exploration and Production
Operating Income	10,821	20,819	20,091	(48)	4
Net profit	5,338	9,163	10,207	(42)	(10)
Refining and Petrochemicals
Operating Income	(811)	374	5,456	(317)	(93)
Net profit	(419)	(1,408)	5,354	(70)	(126)
Transport and Logistics
Operating Income	10,135	9,594	9,486	6	1
Net profit	5,118	5,111	4,830	0	6
Energy Transmission and Toll Roads Concessions
Operating Income	6,492	7,656	6,645	(15)	15
Net profit	451	966	674	(53)	43
Eliminations of consolidations
Operating Income	42	20	81	113	(75)
Net profit	1	9	(4)	(89)	(291)
Total
Operating Income	26,679	38,462	41,759	(31)	(8)
Net Profit	10,488	13,841	21,061	(24)	(34)

We are currently organized into three corporate business lines: (A) hydrocarbons, which includes three operating segments: (i) exploration and production, (ii) transport and logistics; and (iii) refining and petrochemicals, (B) energy transmission and toll roads concessions, and (C) energies for the transition. This organization seeks to maintain the competitiveness of the Hydrocarbons business, the development and scaling of the businesses in the energies for the transition portfolio, and the growth of the transmission and toll roads concessions line.

For purposes of this annual report, financial information is presented and organized into the following segments: (i) exploration and production, (ii) transport and logistics, (iii) refining and petrochemicals, and (iv) energy transmission and toll roads concessions. This segmentation is consistent with the Company’s prior annual reports. We expect to use this segmentation until the Company’s management completes the restructuring of its operating and financial reporting model, with the objective of aligning it more effectively with the 2040 Strategy. See section Business Overview—Our Corporate Structure for more information on this restructuring process.

4.6.1.9	Exploration and Production Segment Results

In 2025, exploration and production segment sales were COP 71,052 billion, compared to COP 81,088 billion in 2024. In 2025, our segment sales decreased by 12.4% as compared to 2024, mainly as a result of:

(i)An 8.1% or COP 2,304 billion decrease in inter-segment net operating sales in 2025 as compared to 2024 mainly due to: (i) lower Brent reference prices, and the appreciation of the Colombian Peso against the U.S. dollar.

(ii)A 14.7% or COP 7,732 billion decrease in sales of crude oil to third parties in 2025 as compared to 2024 primarily due to: (i) lower price of our crude oil basket of USD 9.7 per barrel partially offset by the strengthening of the negotiated crude oil differential, and (ii) the appreciation of the Colombian Peso against the U.S. dollar.

In 2024, exploration and production segment sales were COP 81,088 billion, compared to COP 81,515 billion in 2023. In 2024, our segment sales decreased by 0.5% as compared to 2023, mainly as a result of:

(i)A 1.9% or COP 557 billion decrease in Inter-segment net operating sales in 2024 as compared to 2023 mainly due to: (i) the decrease in Brent reference prices partially offset by the strengthening of the negotiated crude oil differential, and (ii) the appreciation of the Colombian Peso against the U.S. dollar.

(ii)A 0.2% or 131 billion increase in sales of crude oil to third parties in 2024 as compared to 2023 primarily due to: (i) higher sales volumes of 19.7 mbd, due to an increase in the production from Permian and Caño Sur in Colombia, and (ii) higher price of our crude oil basket of USD 0.1 per barrel; partially offset by the appreciation of the Colombian Peso against the U.S. dollar.

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

In 2025, the cost of sales for this segment decreased by 1.7% as compared to 2024 due to the net effect of:

(i)Fixed costs decreasing by 5.6%, or COP 819 billion in 2025 as compared to 2024, mainly due to lower operating costs resulting from the optimization of the operation and maintenance model and reductions in service contract rates, despite the increase associated with inflationary effects.

(ii)Variable costs decreasing by 0.2%, or COP 94 billion in 2025 as compared to 2024, as a result of lower purchases from third parties driven by a lower Brent reference price and lower purchased volumes, mainly associated with royalty crude volumes acquired from the ANH. These decreases were partially offset by the inflationary effect on the rates of materials required for well interventions and chemical treatment.

In 2024, the cost of sales for this segment increased by 5.9% as compared to 2023 due to the net effect of:

(i)Fixed costs increasing by 2.5%, or COP 352 billion in 2024 as compared to 2023, mainly due to: (i) higher activity including well interventions, maintenance and contracted services to support the production including the preparation and operational support for the start-up of the Orotoy station and the new Caño Sur facilities, as well as the specific maintenance required in the Gunflint and K2 fields of Ecopetrol America LLC; and (ii) an increase in depreciation, amortization and depletion, associated with higher production and Capex.

(ii)Variable costs increasing by 7.1%, or COP 2,683 billion in 2024 as compared to 2023, as a result of (i) higher energy consumption, chemical treatment and transportation costs associated with production increase, (ii) inflationary effect on the rates of materials needed for well interventions and chemical treatment; (iii) transportation costs associated with the execution of reversal cycles in the Bicentenario Pipeline, resulting from fewer days of operation of the Caño Limón Pipeline, and (iv) higher purchased volumes from third parties. These increases were partially offset by lower average exchange rate on cost denominated in dollar.

In 2025, operating expenses, net of other income before impairment of non-current assets increased by 20.9% as compared to 2024 primarily as a result of a non-recurring income recognized in 2024 of COP 1,721 billion, associated with the acquisition of the CPO-09 block; partially offset by (i) a COP 818 billion decrease in exploratory asset expenses, and (ii) lower administrative expenses.

In 2024, operating expenses, net of other income before impairment of non-current assets decreased by 28.2% as compared to 2023 primarily as a result of: (i) the transaction with Repsol Colombia Oil & Gas Limited to acquire the remaining 45% of its participation in the CPO-09 Block, due to the market prices valuation of both the acquired portion and Ecopetrol S.A.’s existing 55% participation interest in compliance with International Financial Reporting Standards for Business Combinations, (ii) lower updating of provisions and contingencies, and (iii) lower write-off of exploration assets in 2024 versus 2023.

The impairment of non-current assets recognized in the exploration and production segment in 2025 was COP 325 billion, as compared to COP 480 billion recognized in 2024. The impairment recognized in this segment in 2025 was mainly attributable to Ecopetrol S.A´s lower short-term price assumptions, partially offset by the execution of asset profitability management plans and a reduction in the discount rate.

The impairment of non-current assets recognized in the exploration and production segment in 2024 was COP 480 billion, as compared to COP 2,741 billion recognized in 2023. The impairment in this segment in 2024 was mainly in Ecopetrol America LLC due to lower short- and long-term prices as well as the reclassification of reserves.

The segment recorded a net profit attributable to owners of Ecopetrol of COP 5,257 billion in 2025 as compared to net profit attributable to owners of Ecopetrol of COP 9,163 billion in 2024 and net profit attributable to owners of Ecopetrol of COP 10,207 billion in 2023.

Lifting and Production Costs

The aggregate average production cost, on a Colombian Peso basis, decreased from COP 54,274 per boe during 2024 to COP 53,191 per boe during 2025. Moreover, this indicator decreased from USD 13.33 per boe in 2024 to USD 13.13 per boe in 2025.

The aggregate average lifting cost, on a Colombian Peso basis, decreased from COP 50,833 per boe during 2024 to COP 49,449 per boe during 2025. On a dollar basis, the cost reduced from USD 12.49 per boe in 2024 to USD 12.20 per boe in 2025, partly due to a 0.5% appreciation of the Colombian Peso against the U.S. dollar in 2025 compared to 2024.

In 2025, both the average production cost and the average lifting cost decreased compared to 2024, mainly due to:

(i)	Energy optimization: (a) reduction of self-generated energy rates in critical fields such as Rubiales and Caño Sur and (b) lower energy consumption through the widespread use of efficient technologies and strict operational control in injection and production facilities.

(ii)	Efficiency in subsurface and maintenance: (a) optimization of artificial lift systems and (b) reuse of materials in subsurface operations and efficiencies in well maintenance.

The difference between the production and lifting costs is that first one additionally includes the production cost of the refineries and natural gas liquid plants located in the production fields.

The following table sets forth crude oil and natural gas average sales prices, the average lifting cost and the average production cost for the years ended December 31, 2023, 2024 and 2025.

Table 61 – Crude Oil and Natural Gas Average Prices and Costs

	2025	2024	2023
Crude Oil Average Sales Price (USD per barrel)(1)	63.5	73.5	73.4
Crude Oil Average Sales Price (COP per barrel)(1)	257,322	299,040	315,947
Natural Gas Average Sales Price (USD per barrel equivalent)	22.4	27.8	28.4
Natural Gas Average Sales Price (COP per barrel equivalent)	138,131	114,299	130,361
Aggregate Average Unit Production Costs (USD per boe)(2)	13.13	13.33	11.58
Aggregate Average Unit Production Cost (COP per boe)(2)	53,191	54,274	50,098
Aggregate Average Lifting Costs (USD per boe)(3)(4)(5)	12.20	12.49	10.91
Aggregate Average Lifting Costs (COP per boe)(3)(4)(5)	49,449	50,833	47,204
(1)	Corresponds to our average sales price on a consolidated basis.
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

(4)

The cost indicator is calculated by using the cost of production (does not include costs related to hydrocarbons consumption by Ecopetrol in the production process, such as by our refineries and natural gas liquid plants) and divided by the net produced volume (excluding royalties) as the denominator.

(5)	As a result of the evaluation of control over companies under IFRS, Ecopetrol does not consolidate Equion.
4.6.1.10	Transport and logistics Segment Results

In 2025, our transport and logistics segment sales were COP 15,337 billion compared to COP 15,134 billion in 2024. The 1.3% increase in 2025 as compared to 2024 was mainly due to: (i) tariff updates and (ii) higher contingent operations in the pipeline systems. These effects were partially offset by decreases in: (i) sales associated with the release of “Ship or Pay” capacity in the Bicentenario and Caño Limón-Coveñas pipelines, (ii) transported volume due to external operating conditions, and (iii) third-party domestic crude production.

In 2024, our transport and logistics segment sales were COP 15,134 billion compared to COP 15,509 billion in 2023. The 2.4% decrease in 2024 as compared to 2023 was mainly due to: (i) lower average COP/USD exchange rate, and (ii) completion in September 2023 of the “ship or pay” contract with Cenit (prior to the merger between Cenit and Oleoducto Bicentenario, with Oleoducto Bicentenario). This decrease was partially offset by: (i) the tariff update on oil pipelines, (ii) higher incomes from contingent operation, and (iii) the increase in industrial services.

The cost of sales for our transport and logistics segment is mainly related to: (i) project costs associated with the maintenance of transportation networks, and (ii) operating costs related to these systems, including the costs of labor, energy, fuels and lubricants and others.

The cost of sales amounted to COP 4,322 billion in 2025 as compared to COP 4,378 billion in 2024. The cost of sales for this segment decreased by 1.3% in 2025 as compared to 2024 mainly due to lower execution of maintenance activities and the positive results of cost-control and optimization strategies implemented in the segment, which effectively mitigated inflationary pressures.

The cost of sales amounted to COP 4,378 billion in 2024 as compared to COP 4,380 billion in 2023. The cost of sales for this segment decreased by 0.1% in 2024 as compared to 2023 mainly due to lower depreciation derived from the update of the useful life of the Bicentenario Pipeline; offset by: inflationary effect on maintenance contract fees, operating support area costs, and personnel costs, among others.

In 2025, operating expenses before the impairment of non-current assets decreased by 4.8% as compared to 2024 mainly due to (i) lower inventory impairments, (ii) lower asset write-offs and dismantling costs, and (iii) higher insurance claim recoveries. These effects were partially offset by the income recognized in 2024 from the sale of excess line-fill volumes.

The recovery of impairment loss of non-current assets recognized in the segment in 2025 was COP 346 billion, compared to the recovery of impairment loss of non-current assets of COP 127 billion in 2024. This recovery of impairment was primarily due to (i) the decrease in the discount rate; (ii) updates to transportation tariffs based on macroeconomic variables; and (iii) a decrease in projected costs.

The recovery of impairment loss of non-current assets recognized in the segment in 2024 was COP 127 billion, compared to the impairment loss of non-current assets of COP 630 billion in 2023. This recovery of impairment was primarily due to (i) the increase in the exchange rate for year-end 2024 versus 2023; (ii) the new tariffs for oil pipes regulated by the Ministry of Mines and Energy; and (iii) volumetric projection based on the financial plan and the long-term volumetric balance.

The segment recorded net profit attributable to owners of Ecopetrol of COP 5,118 billion in 2025, as compared to a net profit of COP 5,111 billion in 2024 and COP 4,829 billion in 2023.

4.6.1.11	Refining and Petrochemicals Segment Results

In 2025, the refining and petrochemical segment sales were COP 64,699 billion compared to COP 69,220 billion in 2024. In 2025, sales of refined products and petrochemicals decreased by 6.5% as compared to 2024, mainly due to: (i) lower prices of middle distillate products and gasoline, and an increase in refined product spreads, in both cases associated with market factors, and (ii) lower average COP/USD exchange rate. Invercolsa’s sales increased as a result of the higher commercialization of natural gas volumes. Esenttia’s sales volume decreased 39 ktons due to market dynamics, prompting the development of a commercial plan with short-, medium-, and long-term actions to reallocate sales toward potential markets and to implement a recovery strategy for key clients in Colombia.

In 2024, the refining and petrochemical segment sales were COP 69,220 billion compared to COP 82,148 billion in 2023. In 2024, sales of refined products and petrochemicals decreased by 15.7% as compared to 2023, mainly due to: (i) lower prices of middle distillate products and gasoline, and a decrease of refined product spreads, in both cases associated with market factors, (ii) scheduled major maintenance of the hydrocracking unit and the effect of the electrical failure at Cartagena Refinery, and (iii) lower average COP/USD exchange rate. Invercolsa’s sales increased as a result of the higher commercialization of natural gas volumes. Esenttia’s sales volume decreased 108 tons, due to a strategy based on pursuing sales with higher margins instead of pursuing the target volume, increasing year-on-year sales results and total margin of USD 85.9 per ton in 2023 to USD 177.6 per ton in 2024.

The cost of sales for our refined products and petrochemicals segment is mainly related to the purchase of crude oil and natural gas for our refineries, imported crude oil and products to supply local demand, feedstock transportation services, services contracted for maintenance of the refineries and the amortization and depreciation of refining assets.

The cost of sales amounted to COP 62,805 billion in 2025, compared to COP 67,718 billion in 2024 and COP 75,716 billion in 2023. In 2025, the cost of sales for this segment decreased by 7% as compared to 2024, mainly due to (i) lower crude oil raw material costs, (ii) greater savings associated with the cost optimization strategy, and (iii) lower crude oil purchases associated with inventory management at the refineries.

Cost of sales amounted to COP 67,718 billion in 2024, compared to COP 75,716 billion in 2023 and COP 80,332 billion in 2022. In 2024, the cost of sales for this segment decreased 10.6% as compared to 2023, mainly due to (i) lower crude feedstock cost, (ii) higher savings associated with the cost optimization strategy, and (iii) lower crude oil purchases associated with inventory management at the refineries.

In 2025, operating expenses, net of other income and before the impairment reversal of non-current assets increased by 13% as compared to 2024, mainly due to the update of provisions and higher taxes.

In 2024, operating expenses, net of other income and before the impairment reversal of non-current assets decreased by 2.6% as compared to 2023, mainly due to the incorporation of efficiencies and optimizations in administrative expenses.

For the year ended December 31, 2025, no gain or loss was recognized in the impairment for the refining segment, as the total impairment previously recorded was fully recovered during 2024. In 2025, higher refined product differentials and a lower discount rate improved the recoverable value of the refining and petrochemicals cash-generating units. Furthermore, a qualitative assessment of internal and external indicators of impairment was performed, and no requirement was identified to estimate the recoverable amount, as the main value drivers reflected a positive outlook for the segment.

In 2024, we recognized an impairment recovery of non-current assets in this segment totaling COP 1,266 billion, as compared to an impairment recovery of COP 1,482 billion in 2023. The recovery recorded in 2024 was generated primarily due to an impairment recovery in Cartagena Refinery due to (i) higher price differentials in middle distillates in the medium and long-term projection, (ii) prioritization of local crudes, and (iii) lower discount rate versus 2023, according to market conditions.

As mentioned earlier, the refining segment is highly sensitive to changes in product prices and feedstock in the international market, discount rate and refining margins, among others.

The refining and petrochemicals segment recorded net loss attributable to owners of Ecopetrol of COP 419 billion in 2025, compared to a net loss of COP 1,409 billion in 2024 and a net profit of COP 5,352 billion in 2023.

4.6.1.12	Energy Transmission and Toll Roads Concessions Segment Results

In 2025, the energy transmission and toll roads concessions segment sales from contracts with customers were COP 16,033 billion, which included COP 13,159 billion for electricity transmission, COP 2,358 billion for toll road concessions and COP 516 billion for telecommunication technologies and other operating sales.

In 2025, income increased mainly due to (i) progress in construction and commissioning of projects, (ii) positive effects from contractual price escalators, (iii) higher sales from remunerated maintenance and road concession’s returns, (iv) new telecommunications contracts, (v) the annual revenue cycle (Receita Anual Permitida – RAP) in Brazil, (vi) the impact positive of a judicial ruling in favor of ISA Energia Brasil related to the Paulista concession, which, in connection with the 2023 periodic tariff review process, affected the expected future cash flows of existing concession contracts, including adjustments to tariff-related revenues and the residual value of contractual assets. These increases were partially offset by the positive impact of the 2024 Periodic Tariff Review (RTP) and the negative effect in 2025 of the adjustment to the Existing System Basic Network (RBSE) in Brazil.

In 2024, the energy transmission and toll roads segment concessions sales from contracts with customers were COP 15,806 billion, which included COP 12,999 billion for electricity transmission, COP 2,352 billion for toll road concessions and COP 455 billion for telecommunication technologies and other operating sales.

In 2024, income increased mainly due to the energy business due to the one-off recognition of the Periodic Tariff Review (“RTP”) in Brazil. Additionally, new operative projects, the positive impact of contractual escalator clauses and the end of the provisions applied by the CREG associated with the voluntary decrease in fees, resuming the use of the PPI as a revenue escalator in Colombia. Likewise, the telecommunications business increased its sales mainly due to the “National Connectivity Plan” at Internexa Colombia.

In 2023, the energy transmission and toll roads concessions segment sales from contracts with customers were COP 14,168 billion, which included COP 10,941 billion for electricity transmission, COP 2,753 billion for toll road concessions and COP 475 billion for telecommunication technologies and other operating sales.

In 2023, income increased mainly due to the energy business with projects that began operations, the positive impact of contractual escalator clauses, and higher returns on contractual assets. Additionally, adjustments to construction margins, along with new energizing improvements and reinforcement in Brazil projects, contributed positively, and the end of the provisions applied by CREG associated with the voluntary decrease in fees, resuming the use of the PPI as a revenue escalator in Colombia. These effects were partially offset by (i) the sale decreases in the toll road business due to the financial impact in the valuation of financial assets in Chile changed from UF (Unidad de Fomento) to CLP (Chilean pesos) in 2022, along with the end of the Ruta del Bosque concession; and (ii) in the telecommunications business, due to lower customer acquisitions, disconnections, reduced capacities, and loss of internet service users in Brazil, Colombia, and Peru.

In 2025, the cost of sales amounted to COP 7,892 billion, compared to COP 6,952 billion for 2024. In 2025, the cost of sales for this segment increased by 13.5% compared to 2024, mainly due to inflationary pressures, higher construction activity, and entry into operation of new projects.

The operating costs for our energy transmission and toll roads concessions segment, which is mainly related to construction costs of concession contracts, operation and maintenance costs, amounted to COP 7,711 billion for 2025, compared to COP 6,769 billion for 2024.

In 2024, the cost of sales amounted to COP 6,952 billion, compared to COP 5,929 billion for 2023. These costs primarily encompass construction expenses associated with concession contracts, as well as operation and maintenance costs within our energy transmission and toll roads concessions segment.

The operating costs for our energy transmission and toll roads concessions segment, which is mainly related to construction costs of concession contracts, operation and maintenance costs, amounted to COP 6,769 billion for 2024, compared to COP 5,742 billion for 2023.

Administrative expenses amounted to COP 1,287 billion in 2025, compared to COP 1,151 billion for 2024. The administrative expenses include depreciation, personnel services, commissions, fees expenses and services.

The increase in cost of sales and administrative expenses is mainly due to higher impairment of receivables recorded in the energy transmission business in Colombia, primarily from customer Air-e, and the positive effect in 2024 from the update of the major maintenance provision in Peru’s energy transmission business. The change is also explained by the inflationary pressures, higher construction activity, and entry into operation of new projects.

The energy transmission and toll roads concessions segment and the companies of the Ecopetrol Group engaged in this segment continue to implement initiatives aimed at controlling these expenses by monitoring productivity indicators and designing a cost model based on the asset’s life cycle.

In 2025, the share of profit of associates and joint ventures was COP 494 billion, which corresponded to the participation in the results mainly of Transmissora Aliança de Energia Elétrica, Interligação Elétrica do Madeira and Interligação Elétrica Ivaí, energy transport companies in Brazil.

In 2024, the share of profit of associates and joint ventures caused a positive effect in our results of COP 540 billion, which corresponded to the participation in the results mainly of Transmissora Aliança de Energia Elétrica, Interligação Elétrica do Madeira and Interligação Elétrica Ivaí, energy transport companies in Brazil.

In 2023, the share of profit of associates and joint ventures caused a positive effect in our results of COP 530 billion, which corresponded to the participation in the results mainly of Transmissora Aliança de Energia Elétrica, Interligação Elétrica do Madeira and Interligação Elétrica Garanhuns, energy transport companies in Brazil.

In 2025, there was a net reversal of impairment losses of non-current assets amounting to COP 2 billion, which included a reversal of impairment loss on intangible assets in ISA Bolivia by COP 15 billion, as a result of the comprehensive strategy that improved the company’s expected future net cash flows. The change was partially offset by the recognition of impairment loss of non-current assets of COP 10 billion due to the cancellation of the project “Connection of the Colombia Pipeline to the ISA Caucasia 110 kV (CAUC) Substation.” Additionally, InterNexa Colombia recognized an impairment loss of submarine capacity rights of COP 3 billion as a consequence of price erosion in the market due to the substantial increase in supply, as well as an impairment loss on other non-current assets.

The impairment of non-current assets recognized in the segment in 2024 was COP 45 billion. This impairment was primarily due to: (i) impairment of COP 27 billion in ISA Bolivia due to an increase in WACC from country risk and the effect of exchange rate differences on the dollar-denominated cash flow, (ii) impairment of COP 16 billion in Internexa Colombia due to in the right to submarine capacity, as a consequence of price erosion in the market due to the substantial increase in supply.

In 2023, we recognized an impairment loss of non-current assets in this segment totaling COP 209 billion mainly due to: (i) impairment of COP 85 billion in Consorcio Transmantaro due to a lower fair market value in Yaros project, (ii) impairment of COP 98 billion in Internexa Brazil, COP 11 billion in Internexa Colombia, and COP 15 billion in Internexa Argentina, considering the update of the business plan that reflected decrease in sales and operating margins to the South Cash Generating Unit.

The energy transmission and toll roads concessions segment recorded net profit attributable to owners of Ecopetrol of COP 451 billion in 2025, as compared to net profit attributable to owners of Ecopetrol of COP 966 billion in 2024 and COP 675 billion in 2023.

4.7	Liquidity and Capital Resources

Our principal sources of liquidity in 2025 were: (i) cash flows amounting to COP 33,342 billion from our operations, (ii) cash flows from investing activities mainly due to interest received amounting to COP 1,246 billion, (iii) cash flows proceeds from sale of financial assets amounting to COP 2,265 billion and (iv) cash flow from dividends amounting to COP 772 billion.

Our main uses of cash in 2025 were: (i) COP 22,308 billion in capital expenditures, which included investments in property, plant and equipment, natural and environmental resources and intangibles, (ii) dividend payments amounting to COP 11,717 billion, which included dividends of COP 8,784 billion to Ecopetrol’s shareholders, including minority shareholders, and dividends paid to the non-controlling shareholders of our subsidiaries totaling COP 2,933 billion, and (iii) COP 4,989 billion related to net effect of proceeds and payments of principal and payments of interest. For more information regarding our debt, see section Financial Review—Financial Indebtedness and Other Contractual Obligations.

4.7.1	Review of Cash Flows

Cash from operating activities

Net cash provided by operating activities decreased by 26.1% in 2025 when compared to 2024, mainly as a result of:

i)	A COP 8,330 billion decrease in our operating income before depreciation, depletion and amortization (DD&A) and impairment of non-current assets primarily attributable to (a) lower market prices for crude oil and refined products; (b) the impact of inflation on costs and expenses; (c) adverse operating factors affecting our operations; and (d) the effect of new taxes arising from the declaration of an economic emergency. These impacts were partially offset by improved operational performance, supported by higher crude oil production levels, the implementation of efficiency programs, and more favorable crude oil and refined product differentials relative to the Brent benchmark.

ii)	Lower cash generation from changes in working capital of COP 2,938 billion, mainly explained by payments received from the Ministry of Finance and Public Credit corresponding to the Fuel Price Stabilization Fund (FEPC) recognized in 2023, which was paid in 2024 in the amount of COP 20,506 billion, compared with the account receivable recognized in 2024 and payable in 2025, which totaled COP 7,623 billion.

Cash used in investing activities

In 2025, net cash used in investing activities decreased by 18.7% as compared to 2024, mainly as a result of: (i) A COP 4,339 billion decrease in cash flow used, primarily due to net proceeds from the sale during 2025 of financial instruments received in the portfolio in 2024 as payment from the Nation under the FEPC and lower interest receive. This increase was partially offset by a COP 429 billion increase in capital expenditure.

In 2024, net cash used in investing activities increased by 10.1% as compared to 2023, mainly resulting from a 9.5% increase in capital expenditures due to: (i) development wells in Rubiales, Caño Sur, Castilla, Floreña, (ii) acquisition of CPO09, (iii) higher investment in Permian, (iv) investments focused on operational continuity in the transport and logistics and refining and petrochemicals segments, among others.

Cash used in financing activities

Net cash used in financing activities decreased by 23.5% in 2025, compared to 2024, from COP 22,687 billion used in financing activities in 2024 to COP 17,365 billion used in financing activities in 2025. The difference was mainly due to (i) a COP 1,540 billion decrease from borrowings, net of related repayments of principal and payments of interest, and (ii) a COP 3,848 billion decrease in dividend payments.

Net cash used in financing activities increased by 6,298% in 2024, as compared to 2023, from COP 355 billion used in financing activities in 2023 to COP 22,687 billion used in financing activities in 2024. The difference was mainly due to (i) a COP 12,324 billion increase from borrowings, net of related repayments of principal and payments of interest, as compared to 2023 due mainly to the devaluation of the Colombian peso against the dollar, and (ii) a COP 9,994 billion increase in dividend payments in 2024 as compared to 2023 is mainly explained by the partial offset of the 2023 payment to the majority shareholder against accounts receivable from the Nation under the Fuel Price Stabilization Fund (FEPC), which reduced the cash outflow during that year.

4.7.2	Capital Expenditures

Our consolidated capital expenditures in 2025, 2024, and 2023 were COP 20,827 billion, COP 22,917 billion, and COP 24,091 billion, respectively. On average over the past three years, these investments were distributed by business segment as follows: 77.3% for exploration and production, 8.7% for transport and logistics, 6.7% for refining and petrochemicals and 5.0% for energy transmission and toll roads concessions. Capital expenditures were directed primarily toward development wells in Rubiales, Caño Sur, Castilla, Floreña, and the Permian basin within the exploration and production segment; operational continuity initiatives within the transport and logistics and refining and petrochemicals segments; and the construction of power lines, and investments to increase grid reliability and comply with regulatory requirements within the energy transmission and toll roads concessions segment. See Note 33.3 to our consolidated financial statements for more detail about capital expenditures by segment.

The amount of our investment plan approved for 2026 is between COP 22 and 27 trillion. See section Strategy and Market Overview—Our Corporate Strategy—2026 Investment Plan for further information and implicit Brent prices.

The resources required for the investment plan can be funded through internal cash generation, collection of the accounts receivable from the FEPC and loans.

4.7.3	Dividends

In the General Assembly of Shareholders held on March 27, 2026, a distribution of ordinary dividends for the fiscal year ended December 31, 2025, was approved as follows: COP 4,975 billion, or COP 121 per share, based on the number of outstanding shares as of December 31, 2025. The total dividends approved correspond to an ordinary dividend pursuant to our current dividend policy. The payment is expected to be made no later than June 30, 2026 to all our shareholders, including the Nation, considering the payment schedule of the balance of the Fuel Price Stabilization Fund (FEPC) corresponding to its 2025 accumulation.

In 2025, we paid dividends of COP 8,784 billion to our shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP 2,934 billion. COP 7,786 billion in dividends corresponded to the Nation.

In 2024, we paid dividends of COP 12,803 billion to our shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP 2,762 billion. COP 7,352 billion in dividends corresponding to the Nation were offset against the FEPC accounts receivable owed to Ecopetrol.

In 2023, we paid dividends of COP 24,323 billion to our shareholders, including the Nation, and dividends paid to non-controlling shareholders of our subsidiaries totaling COP 2,806 billion. COP 21,576 billion in dividends corresponding to the Nation were offset against the FEPC accounts receivable owed to Ecopetrol.

4.8	Summary of Differences between Internal Reporting Policies (Colombian IFRS) and IFRS

We prepare our interim and annual statutory financial information in accordance with our internal reporting policies, which follow Colombian IFRS and differ in certain significant aspects from IFRS. The following table sets forth our consolidated net profit and equity for years ended December 31, 2025, 2024 and 2023, in accordance with Colombian IFRS and IFRS:

Table 62 – Consolidated Net Profit and Equity

	For the year ended December 31,			% Change
	2025	2024	2023	2025/2024	2024/2023

	(COP Billion)
Net profit attributable to owners of Ecopetrol (IFRS)	10,488	13,841	21,061	(24.2)	(34.3)
Cash flow hedge for future company exports	—	—	(54)	—	(100.0)
Exchange rate effects on tax bases – Deferred tax	(1,459)	1,096	(1,941)	(233.1)	(156.5)
Insurance Contracts IFRS 17	—	(2)	(4)	(100.0)	50.0
Net profit Attributable to owners of Ecopetrol (Colombian IFRS)	9,029	14,935	19,062	(39.5)	(21.7)
Total Equity (IFRS)	106,739	105,913	100,252	0.7	5.6
Exchange rate effects on tax bases – Deferred tax	2,507	4,063	2,845	(38.3)	42.8
Insurance Contracts IFRS 17	—	—	1	—	(100.0)
Total Equity (Colombian IFRS)	109,246	109,976	103,099	(0.8)	6.7

As noted above, certain differences exist between our net profit and equity as determined in accordance with our internal reporting policies, which follow Colombian IFRS, which are used for management reporting purposes, as presented in the business segment information, and our net profit and equity as determined under IFRS, as presented in our consolidated financial statements.

The primary differences between Colombian IFRS and IFRS as they apply to our results of operations are summarized below:

Cash flow hedge for future company exports. In September 2015, to hedge the effect of exchange rate volatility on our foreign currency debt, Ecopetrol S.A.’s Board of Directors approved a cash flow hedge for future crude oil exports. According to IAS 39 – Financial Instruments, we implemented this hedge beginning on October 1, 2015, the date on which we formally completed the related hedging documentation.

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

For the year ended December 31, 2025, there is no adjustment in the cash flow hedge for the Company’s future exports, considering that the hedging operation related to exports was fully settled during 2024.

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

Our functional currency is the Colombian Peso. We consolidate certain subsidiaries whose functional currency is the U.S. dollar; however, those subsidiaries settle their tax obligations in Colombian Pesos. As a result of the application of paragraph 41 – IAS 12, such subsidiaries are required to calculate deferred taxes under IFRS.

As a result of this accounting policy difference, for the year ended December 31, 2025, our net profit attributable to owners of Ecopetrol as reported under IFRS was COP 1,459 billion higher than our net profit attributable to owners of Ecopetrol as reported under Colombian IFRS.

IFRS 17 – Insurance Contracts. In May 2017, the International Accounting Standards Board issued IFRS 17 which replaced IFRS 4 that was issued in 2005. IFRS 17 applies to all types of insurance and reinsurance contracts, regardless of the type of entities issuing them, as well as certain guarantees and financial instruments with discretionary participation features. The standard should be applied as of January 1, 2023. This standard applies specifically to our subsidiary Black Gold Re, domiciled in Bermuda. That entity provides, through a dual insurance program structure (World General Package (WUP) program and Global Energy Package (GEP) program), reinsurance to the Ecopetrol group. Since this standard has not been introduced in Colombian regulations by decree, the accounting policy based on IFRS 4 continues to be applied in the Financial Statements of the Business Group disclosed under the standards of the local accounting regulatory entities. As of December 31, 2025, this accounting policy difference did not result in any adjustment to our income attributable to owners of Ecopetrol as reported under IFRS compared to Colombian IFRS.

As a result of these accounting policy differences described above, for the year ended December 31, 2025, we reported net profit attributable to the owners of Ecopetrol under IFRS of COP 10,488 billion as opposed to a net income attributable to the owners of Ecopetrol of COP 9,029 billion reported under Colombian IFRS for the same period. For the year ended December 31, 2024, we reported net income attributable to the owners of Ecopetrol under IFRS of COP 13,841 billion as opposed to a net income attributable to the owners of Ecopetrol of COP 14,935 billion reported under Colombian IFRS for the same period. For the year ended December 31, 2023, we reported net income attributable to the owners of Ecopetrol under IFRS of COP 21,061 billion as opposed to a net income attributable to the owners of Ecopetrol of COP 19,062 billion reported under Colombian IFRS for the same period.

4.9	Financial Indebtedness and Other Contractual Obligations

As of December 31, 2025, we had outstanding consolidated indebtedness of COP 106,172 billion (USD 28.3 billion), which corresponded primarily to the following long-term transactions:

Table 63 – Consolidated Financial Indebtedness

Outstanding
Balance as of
Dec. 31, 2025
Company	Type	Initial Date	Original Amount	Maturity	Interest Rate	Amortization	(in nominal values)
Ecopetrol S.A.	Bonds	September 18, 2013	USD 850 million	September 18, 2043	7.375%	Bullet	USD 850 million
		May 28, 2014	USD 2,000 million	May 28, 2045	5.875%	Bullet	USD 2,000 million
		April 29, 2020	USD 2,000 million	April 29, 2030	6.875%	Bullet	USD 2,000 million
		October 27, 2021	USD 1,250 million	November 2, 2031	4.625%	Bullet	USD 1,250 million
		October 27, 2021	USD 750 million	November 2, 2051	5.875%	Bullet	USD 750 million
		January 13, 2023	USD 1,528 million	January 13, 2033	8.875%	Bullet	USD 1,528 million
		January 13, 2023	USD 472 million	January 13, 2033	8.875%	Bullet	USD 472 million
		July 6, 2023	USD 300 million	January 13, 2033	8.875%	Bullet	USD 300 million
		July 6, 2023	USD 1,200 million	January 19, 2029	8.625%	Bullet	USD 1,200 million
		January 19, 2024	USD 1,850 million	January 19, 2036	8.375%	Bullet	USD 1,850 million
		October 21, 2024	USD 1,750 million	February 1, 2032	7.750%	Bullet	USD 1,750 million
		August 27, 2013	COP 348 billion	August 27, 2028	Floating	Bullet	COP 348 billion
		August 27, 2013	COP 263 billion	August 27, 2043	Floating	Bullet	COP 263 billion
		December 1, 2010	COP 284 billion	December 1, 2040	Floating	Bullet	COP 284 billion
Bank Loans
		December 20, 2022	USD 576 million	December 20, 2027	Floating	Semi-annual	USD 576 million
		December 20, 2022	USD 247 million	December 20, 2027	Floating	Semi-annual	USD 247 million
		May 16,2023	USD 250 million	February 27, 2031	Floating	Bullet	USD 250 million
		May 16,2023	USD 150 million	February 27, 2031	Floating	Bullet	USD 150 million
		June 20, 2023	USD 124 million	December 20, 2027	Floating	Bullet	USD 124 million
		June 20, 2023	USD 53 million	December 20, 2027	Floating	Bullet	USD 53 million
		July 2, 2024	USD 1,200 million	April 12, 2029	Floating	Bullet	USD 1,200 million
		June 16, 2023	COP 693 billion	June 16, 2028	Floating	Bullet	COP 1,000 billion
		July 26,2024	COP 642 billion	July 26, 2029	Floating	Semi-annual	COP 642 billion
		July 26,2024	COP 208 billion	July 26, 2029	Floating	Semi-annual	COP 208 billion
		July 26,2024	COP 150 billion	July 26, 2029	Floating	Semi-annual	COP 150 billion
		May 7, 2025	USD 500 million	April 30, 2030	Floating	Bullet	USD 500 million
		November 28, 2025	USD 281 million	November 25, 2030	Floating	Bullet	USD 281 million
		November 28, 2025	USD 249 million	November 25, 2030	Floating	Bullet	USD 249 million
	ECAs	December 30, 2011**	USD 2,650 million	December 20, 2027	Fixed	Semi-annual	USD 179 million
		December 30, 2011**	USD 100 million	December 20, 2027	Floating	Semi-annual	USD 7 million
		December 30, 2011**	USD 97 million	December 20, 2027	Fixed	Semi-annual	USD 7 million
		December 30, 2011**	USD 210 million	December 20, 2027	Floating	Semi-annual	USD 14 million
Invercolsa & Subsidiaries	Bank Loans	Various	COP 840 billion	Various	Various	Various	COP 608 billion
Ocensa	Bond	July 14, 2020	USD 500 million	July 14, 2027	4.000%	Bullet	USD 400 million
ODL	Lease	November 5, 2015	COP 308 billion	November 4, 2032	Floating	Monthly	COP 145 billion
ISA & Subsidiaries	Bond	Various	USD 2,859 million	Various	Various	Various	USD 2,697 million
		Various	USD 4,134 million†	Various	Various	Various	USD 4,018 million
		Various	COP 3,604 billion	Various	Various	Various	COP 3,354 billion
	Bank Loans	Various	USD 372 million	Various	Various	Various	USD 236 million
		Various	USD 759 million†	Various	Various	Various	USD 394 million
		Various	COP 3,437 billion	Various	Various	Various	COP 2,958 billion
Energuana	Bank Loans	Various	COP 288 billion	April 15, 2035	Floating	Monthly	COP 286 billion
Total							COP 106,172 billion

* Reopening of Notes due 2033

** Debt originally obtained by Cartagena Refinery for the refinery modernization and voluntarily assumed by Ecopetrol.

**** For the total outstanding balance as of Dec. 31, 2025, in amortized values, please refer to page F-73 of the notes to our financial statements.

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

During 2025, the SFC, through Resolution 1139 dated June 11, 2025, authorized an amendment to the prospectus for the issuance and placement program (the “PEC” or the “Program”) of Ecopetrol’s local public bonds and commercial paper.

This amendment, formalized through Addendum No. 5, was incorporated into the Program’s prospectus, and included the following key updates:

●	Issuance, under the PEC, of local public bonds linked to sustainable performance, as well as bonds for specific purposes (green, social, sustainable, and blue bonds);
●	Issuance of bonds that allow in-kind payments by investors;
●	Reopening of bond issuances carried out under the PEC;
●	Issuance of bonds indexed to the UVR (Real Value Unit);
●	Issuance of bonds indexed to the TRM (Representative Market Exchange Rate); and
●	Allocation of securities through a book-building process.

This amendment aligned the Program with Ecopetrol’s corporate strategy for decarbonization and energy transition, while also expanding the range of alternatives available in capital markets. Since the first bond issuance under the Program in August 2013, totaling COP 900 billion, no additional issuances have been made. As a result, Ecopetrol may still issue additional bonds and commercial papers for up to COP 2,100 billion. Ecopetrol will duly inform the market of any future issuances carried out under the Program.

The short and long-term debt transactions executed in 2025 were as follows:

●	On April 25, 2025, Ecopetrol received authorization from the Ministry of Finance and Public Credit to execute a loan agreement of up to USD 500,000,000 with Banco Santander S.A.
●	On October 21, 2025, Ecopetrol received authorization from the Ministry of Finance and Public Credit to enter into a domestic loan agreement for up to COP 700 billion with Banco Davivienda, under a non-revolving committed credit line structure.
●	On November 21, 2025, Ecopetrol received authorization from the Ministry of Finance and Public Credit to enter into a loan agreement for up to USD 530,000,000 with Banco Latinoamericano de Comercio Exterior S.A. and Sumitomo Mitsui Banking Corporation.
●	On November 28, 2025, the Company prepaid the USD 250,000,000 loan with Sumitomo Mitsui Banking Corporation due 2029.

For more details on these transactions, see Financial Statements - Note 20 Loans and borrowing.

The short and long-term debt transactions executed in 2024 were as follows:

●	On January 19, 2024, Ecopetrol issued 8.375% Notes due in 2036 in an aggregate amount of USD 1,850,000,000 (COP 7.1 trillion according to the COP/USD exchange rate as of December 31, 2023); in a SEC-registered transaction. The notes were listed on the NYSE. In addition, on January 9, 2024, the Company announced a tender offer for any and all of the outstanding 4.125% notes due 2025.
●	On March 20, 2024, the Ministry of Finance and Public Credit authorized the execution of a loan agreement for up to USD 1,200 million. The loan agreement was executed among Banco Bilbao Vizcaya Argentaria, S.A, Itaú Chile New York Branch, Bank of America, N.A, JP Morgan Chase Bank, N.A, New York Branch, Banco Santander S.A, JP Morgan Chase Bank, N.A, The Bank of Nova Scotia and Standard Chartered Bank (Hong Kong) Limited, as lenders.
●	On June 14, 2024, Ecopetrol received the authorization of the Ministry of Finance and Public Credit to execute a one billion Colombian pesos (COP) credit with Banco de Bogotá, Banco de Occidente and Banco Popular.
●	On August 20, 2024, Ecopetrol received the authorization of the Ministry of Finance and Public Credit to execute a USD 250 million credit with Sumitomo Mitsui Banking Corporation.
●	On September 5, 2024, the Company redeemed USD 250 million of its 5.375% senior notes due 2026.

●	On October 8, 2024, the Company announced a tender offer for any and all of the outstanding 5.375% senior notes due 2026.
●	On October 21, 2024, Ecopetrol issued 7.750% Notes due in 2032 in an aggregate amount of USD 1,750,000,000 (COP 7.7 billion according to the COP/USD exchange rate as of December 31, 2024); in a SEC-registered transaction. The notes were listed on the NYSE.
●	On October 18 and 28, 2024, the Company prepaid the USD 1 billion loan with Deutsche Bank due 2030.
●	On November 21, 2024, the Company redeemed the remaining amount of USD 450,579,892 of its 5.375% senior notes due 2026.

The short and long-term debt transactions executed in 2023 were as follows:

●	On January 10, 2023, Ecopetrol priced a 10 - year, 8.875% coupon note, due on January 13, 2033. In addition, on January 17, 2023, the Company announced a tender offer for up to USD 1 billion nominal amount of its notes due on September 18, 2023; offers for an aggregated amount of USD 976 million were received.
●	On March 16, 2023, Ecopetrol received the authorization of the Ministry of Finance and Public Credit to execute a one trillion Colombian pesos (COP) committed line of credit with Bancolombia.
●	On May 10, 2023, the Ministry of Finance and Public Credit authorized the execution of a loan agreement for up to USD 400 million. The loan agreement was executed among Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank LTD, as lenders.
●	On July 6, 2023, Ecopetrol issued (i) 8.875% Notes due 2033 in an aggregate amount of USD 300,000,000 (COP 1.2 trillion according to the COP/USD exchange rate as of December 31, 2023), and (ii) 8.625% Notes due 2029 in an aggregate amount of USD 1,200,000,000 (COP 4.6 trillion according to the COP/USD exchange rate as of December 31, 2023); in a SEC - registered transaction. The notes were listed on the NYSE.
●	On July 7, 2023, Ecopetrol announced the redemption of its 5.875% Notes due 2023, which were issued in 2013.
●	On August 24, 2023, the Ministry of Finance and Public Credit authorized the execution of a loan agreement for up to USD 1 billion to be executed among Deutsche Bank AG, Banco Inbursa S.A., Banco Latinoamericano de Comercio Exterior S.A., and ICBC Standard Bank Plc, as lenders.

Contractual Obligations

We execute various commitments and contractual obligations that may require future cash payments. The following table summarizes our contractual obligations as of December 31, 2025.

Table 64 – Our Material Contractual Obligations

	Payments due by period
		Short Term	Long Term
		(Less than 1	(More than 1
COP Billions	Total	year)	year)
Employee Benefit Plan	53,269	2,238	51,031
Contract Service Obligations	52,202	12,023	40,179
Natural Gas Supply Agreements	3,911	1,720	2,191
Purchase Obligations	4,694	1,669	3,025
Energy Supply Agreements	12,458	183	12,275
Capital Expenditures	21,531	12,282	9,249
Financial Sector Debt*	16,793	3,563	13,230
Bonds*	55,919	3,865	52,054

Total	220,777	37,543	183,234

* Financial sector debt and bonds include principal plus interest (recognized at its amortized cost)

4.10	Off Balance Sheet Arrangements

As of December 31, 2025, we did not have off-balance sheet arrangements of the type that is required to be disclosed under Item 5 of Form 20-F.

4.11	Statements of Financial Position

Table 65 - Consolidated Balance Sheet

	As of December 31,			% Change
(COP million)	2025	2024	2023	2025/2024	2024/2023
Total assets	282,220	298,241	280,141	5.4	6.5
Liabilities	175,481	192,328	179,889	8.8	6.9
Equity	106,739	105,913	100,252	0.8	5.6
Total liabilities and equity	282,220	298,241	280,141	5.4	6.5

In 2025, assets decreased by 5.4% or COP 16,021 billion compared year-on-year, mainly due to:

●	The exchange rate effect of COP 13,988 billion on the assets of subsidiaries with functional currency different from the Colombian peso.
●	A decrease in total cash position of COP 5,305 billion, mainly because of capital expenditures, dividend and debt payments.
●	A decrease in accounts receivable primarily because of a decrease of COP 4,594 billion in the account receivable of the FEPC, due to payments received during the year.
●	A net decrease of COP 2,968 billion in property, plant, equipment, natural resources, and intangibles due to the net effect of higher capital expenditures and depreciation.

In 2025, liabilities decreased by 8.8% or COP 16,847 billion compared to 2024, mainly due to:

●	A decrease in financial liabilities of COP 10,765 billion mainly due to re-expressing debt in foreign currency at the closing rate recognized mainly in equity due to hedge accounting.
●	An increase in provision for abandonment costs of COP 2,091 billion offset of a decrease in provisions for employee benefits by COP 3,424 billion.
●	A decrease in tax liabilities and other minor liabilities of COP 1,209 billion.

In 2024, assets increased by 6.5% or COP 18,100 billion compared year-on-year, mainly due to:

●	An increase in property, plant, equipment, natural resources, and intangibles of COP 16,431 billion, due to the net effect of higher capital expenditures, the conversion effect of subsidiaries with currencies of origin other than the Colombian Peso and depreciation expenses.
●	An increase in taxes of COP 5,723 billion, primarily associated with the update of the deferred taxes resulting from the exchange rate effect and advance payment of income tax and value added tax.
●	An increase in cash and cash equivalents of COP 1,718 billion, mainly because of operational activity.
●	A decrease in accounts receivable of COP 10,530 billion, primarily because of resources received corresponding to the 2023 balance of the Fuel Price Stabilization Fund (FEPC) account receivable for COP 20,514 billion, compared to the balance recorded in 2024 of COP 7,631 billion. The decrease in the balance of the FEPC account is due to the gradual increase in diesel prices in Colombia.

In 2024, liabilities increased by 6.9% or COP 12,439 billion compared to 2023, mainly due to:

●	An increase in financial liabilities of COP 14,150 billion mainly due to re-expressing debt in foreign currency at the closing rate recognized mainly in equity due to hedge accounting.
●	A decrease in provision for abandonment costs by COP 1,812 billion due to lower rates.
●	A decrease in other minor liabilities by COP 102 billion primarily due to ISA’s lower outstanding balance owed to the Chilean government for pre-existing infrastructure on the Maipo and Araucanía highways.

Total equity of the Ecopetrol Group for year-end 2025 was COP 106,739 billion. Equity attributable to Ecopetrol’s shareholders was COP 81,383 billion, an increase of COP 1,528 billion compared to December 2024, mainly as a result of the profits of the period, partially offset by distribution of dividends for the period and the effect of the exchange rate on subsidiaries with a functional currency other than the Colombian Peso.

In 2024, total equity of the Ecopetrol Group as of December 2024 was COP 105,913 billion. Equity attributable to Ecopetrol’s shareholders was COP 79,855 billion, an increase of COP 4,148 billion compared to December 2023, mainly as a result of net income for the period, partially offset by the distribution of dividends for the period and the effect of the exchange rate on subsidiaries with a functional currency other than the Colombian Peso.

4.12	Trend Analysis and Sensitivity Analysis

We updated our 2026 Investment Plan on November 27, 2025. See section Strategy and Market Overview—Our Corporate Strategy—2026 Investment Plan for a discussion of the trends recognized in the development of that plan.

Sensitivity Analysis

Sensitivity Analysis of our Results

The following table provides information about the sensitivity of our results as of December 31, 2025, due to variations of USD 1 in the price of ICE Brent crude and of 1% in the COP / USD exchange rate.

Table 66 – Sensitivity Analysis of our Results

		Income	Difference	Income	Difference
	Summarized	Statement	Between	Statement	Between
	Income	Case ICE	Real 2025	Case	Real 2025
	Statement	Brent(1) +	and Case	TRM(2)	and Case
COP Billion	2025	USD1	ICE Brent	+1%	TRM
Sales	119,694	121,005	1,310	120,698	1,004
Cost of sales	82,057	82,585	529	82,436	379
Gross Profit	37,637	38,420	781	38,262	624
Administrative, operations and projects expenses, net	10,981	10,981	0.00	10,981	0.00
Impairment of non-current assets	(23)	(23)	0.00	(23)	0.00
Operating income	26,679	27,461	781	27,303	624
Finance results, net	(8,528)	(8,528)	0.00	(8,528)	0.00
Share of profit of associates and joint ventures	710	710	0.00	710	0.00
Profit before income tax expense	18,861	19,644	781	19,486	624
Income Tax Expense	(4,417)	(4,611)	(183)	(4,574)	(147)
Net Profit for the year	14,444	15,032	598	14,911	478
(1)	ICE Brent = USD 68 per barrel
(2)	Exchange rate (TRM) = COP 4.053 / USD 1.00

Assumptions for the Sensitivity Analysis of our Results:

●	Our sensitivity analysis is based on the Consolidated Statement of Profit or Loss for 2025, as presented elsewhere in this annual report.

●	The sensitivity of the ICE Brent price index is in reference to an increase of USD 1 per barrel of crude oil in the average ICE Brent reference price based on a 365-day year for 2025. Prices assumed correspond to realized prices for crude oil, natural gas and refined products for 2025, adjusted to account for the differences between such realized prices and the ICE Brent reference price.
●	The sensitivity of our results to changes in the exchange rate is in reference to a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2025. Prices are the realized prices of crude oil, natural gas and refined products in 2025 and are expressed for the sensitivity using the adjusted exchange rate (i.e. a 1% average depreciation of the Colombian Peso against the U.S. dollar during 2025).
●	The income tax for each of our sensitivity analyses (price of ICE Brent and COP / USD exchange rate) is estimated using the effective corporate tax rate of 23.5% for 2025.
●	This sensitivity analysis keeps everything constant. In the case of significant variations of the ICE Brent price, we will perform interventions in our operating expenditures.

The table below sets forth the line items that are being affected by the variation on the reference prices or the average exchange rate.

Table 67

VARIATION ON ICE BRENT REFERENCE PRICE	VARIATION ON AVERAGE EXCHANGE RATE
SALES
Sales of crude oil	Sales of crude oil
Sales of refined products	Sales of refined products
Sales of natural gas	Sales of natural gas
COST OF SALES
Local purchases from business partners	Local purchases from business partners
Local purchases of hydrocarbons from the ANH	Local purchases of hydrocarbons from the ANH
Local purchases of natural gas	Local purchases of natural gas
Imports of products	Imports of products

5.	Risk Review
5.1	Risk Factor Summary

The following is a summary of the principal risks we face:

Risks Related to Our Business

1.	Our crude oil and natural gas reserve estimates involve some degree of uncertainty and may prove to be incorrect over time.
2.	Achieving our long-term growth depends on our ability to execute our strategy, transition to a low-carbon economy, manage sustainability risks and opportunities, have cutting-edge knowledge and technologies, diversify our portfolio and develop additional hydrocarbon reserves.
3.	Sharp movements of prices for crude oil, natural gas and refined products could adversely affect our business prospects, results and cash position.
4.	Foreign currency exchange rate fluctuations may affect our financial results.
5.	Increased competition may negatively impact our ability to access additional crude oil and natural gas reserves in Colombia and abroad.
6.	Operational risks may materialize and affect the health and safety of our workforce, the local and ethnic communities and the environment, and cause disruptions, delays or shutdowns of our operations.
7.	Our involvement in deep-water drilling, either directly or indirectly, involves risks and costs, which may be out of our control.

8.	We are exposed to the credit, political and regulatory risks of our key customers.
9.	Our ability to access credit markets may be limited by the deterioration of these markets, changes in credit ratings, and limited offering from financial institutions to participants in the oil and gas industry.
10.	We may be exposed to increases in interest rates, thereby increasing our financial costs.
11.	Our current and planned investments, divestments and business activities outside Colombia are exposed to political and economic risks.
12.	Our future performance depends on successful selection, development and deployment of new technologies and our knowledge about them.
13.	Organizational structure that does not enable the execution of the corporate strategy.
14.	If the strategic plans associated to natural gas fail or underdeliver, we may be unable to keep pace with increasing domestic demand.
15.	Our operations could be affected by demonstrations and other actions of labor unions, social organizations, communities and contractors.
16.	Our activities may be interrupted or affected by external factors, such as climate change and its effect on weather and natural disasters.
17.	Our operations, including our activities in indigenous reserves and Afro-Colombian lands, could face opposition from various communities.
18.	We have made and may make significant investments and divestments, and we may not realize their expected value.
19.	We might be required to provide financial support to our subsidiaries or affiliates in Colombia or abroad.
20.	Investigations and other actions by Colombian administrative control entities involving our current or former employees or those of our current or former subsidiaries may impact our reputation.
21.	Our results may be affected by supply chain disruptions and high price volatility impacting our suppliers, partners and other third-parties.
22.	Our insurance policies do not cover all liabilities and may not be available for all risks.
23.	New trends in the insurance sector in the face of climate change may impact our financial condition and results of operations.
24.	A failure in our information technology systems or cybersecurity attacks may adversely affect our financial results.
25.	We are exposed to behaviors incompatible with our ethics and compliance standards.
26.	The performance of our partners, subsidiaries and affiliates in Colombia and elsewhere may negatively impact our image and reputation.
27.	The reliability and capacity of national power supply systems may affect or limit the continuity of our operations or limit growth.
28.	Rising water production levels may affect or constrain our crude oil production.

Risks Related to Colombia’s and the Region’s Political Environment

29.	Changes in economic, energy transition and oil & gas policies in Colombia, Peru, Brazil, Chile and the United States of America could materially affect our financial condition and results of operations.

30.	Our business operations and financial condition could be negatively affected by pandemic or epidemic diseases and other health events.
31.	The Colombian Government could seize or expropriate our assets under certain circumstances for fair compensation.
32.	Colombia has experienced internal security issues that have had or could have a negative effect on the Colombian economy and on us.
33.	Despite the current government’s announcement of a bilateral ceasefire with some armed groups, non-conformism may arise in the process of these dialogues spoken out through illegal and terrorist activities.
34.	Regional and global events may have an impact on Colombia’s social, economic and political situation as well as on us and our operations.
35.	We are subject to the prevailing economic conditions and investment climate in Colombia, which may be less stable than those in developed countries.
36.	Developments in U.S. foreign policy toward Colombia and Venezuela may adversely affect us.
37.	Potential economic sanctions and enforcement measures administered by the Office of Foreign Assets Control (OFAC) could adversely affect our business, financial condition and results of operations.

Legal and Regulatory Risks

38.	Our operations are subject to extensive regulations, which are subject to change from time to time by the applicable regulatory authorities.
39.	More stringent environmental regulations may lead to increased expenses or reduced demand for our products, as well as affect timely permits.
40.	We may not be able to keep pace with changing environmental requirements related to impacts to Colombia’s biodiversity and nature.
41.	Our operations might be affected by rising climate change and energy transition regulatory developments.
42.	New or higher taxes resulting from changes in regulations or their interpretation could adversely affect our results of operations and financial condition.
43.	We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations.

Risks Related to Our ADSs

44.Holders of our ADSs may encounter difficulties in protecting their interests.

45.	Our ADS holders may be subject to regulations on foreign investment in Colombia.
46.	Holders of our ADSs may not be able to effect service of process on us, our directors, or executive officers within the United States, which may limit your recovery in any foreign judgment you obtain against us.
47.	The protections afforded to minority shareholders in Colombia are different from those in the United States and may be difficult to enforce.
48.	ADSs do not have the same tax treatment as other equity investments in Colombia.
49.	Judgments of Colombian courts with respect to our ADSs will be payable only in Colombian Pesos.

50.	The relative volatility and illiquidity of the Colombian securities markets may substantially limit our investors’ ability to sell our ADSs at the price and time they desire.
51.	We are not required to disclose as much information to investors as a U.S. issuer is required to disclose.

Risks Related to the Controlling Shareholder

52.	Our controlling shareholder’s interests may differ from those of certain minority shareholders or may affect our long-term strategy.
5.2	Risk Factors

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

Hydrocarbon reserves presented in this annual report were calculated in accordance with SEC regulations. As required by those regulations, reserves were valued based on the unweighted average of closing prices for the first day of each month in the 12-month periods ended December 31, 2025, 2024, and 2023, as well as other conditions in existence at those dates. The average of closing prices of ICE Brent crude oil for the first day of each month in the 12-month periods was USD 83/Bl in 2023, USD 79.7/Bl in 2024, and USD 68.64/Bl in 2025. In 2025, the Company recognized an increase in oil and gas proven reserves of 2.7% as compared to 2024, to 1,944 mmboe in 2025 from 1,892.7 mmboe in 2024. For more information, see section Business Overview—Exploration and Production—Reserves.

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

The 2025 impairment gains, net of non-current assets of COP 22,000 million, correspond to the net result of:

●	Transport and logistics: impairment recovery of COP 344,000 million, mainly driven by a reduction in the discount rate, tariff updates resulting from adjustments to macroeconomic variables, and a decrease in projected costs.
●	Exploration and production: impairment loss of COP 322,000 million, resulting from lower future hydrocarbon price assumptions, partially offset by the execution of asset profitability management plans and a reduction in the discount rate.

Any significant change in estimates, including capital expenditures reductions related to exploration and production projects, and judgments could have a material effect on the quantity and present value of our proved reserves and subsequently on the recognition or recovery of impairment charges. Changes to estimations of reserves are applied prospectively to the amounts of depreciation, depletion and amortization charged and, consequently, the carrying amounts of exploration and production assets.

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

Achieving our long-term growth depends on our ability to execute our strategy, our capacity to adapt our business to the transition to a low-carbon economy, generate value by managing sustainability-related risks and opportunities, as well as on having cutting-edge knowledge and technologies and our ability to successfully diversify our portfolio and develop additional hydrocarbon reserves.

Our long-term growth objectives depend largely on our ability to strengthen the competitiveness of our oil and gas business, diversify our portfolio into energy transition businesses, and achieve decarbonization targets. Our 2040 Strategy, “Energy that Transforms” aims to position the Ecopetrol Group as a leading integrated energy group in the Americas, focusing on energy diversification. This strategy seeks to bolster the company’s oil and gas business, while decarbonizing its processes through technological advancements. Additionally, our growth relies on developing the recovery potential of existing fields and discovering or acquiring new reserves. We strongly believe that successfully developing these reserves is key for contributing to energy security and achieving our long-term ambitions.

Our exploration activities expose us to inherent geological and drilling risks including the possibility of not discovering commercially viable crude oil or natural gas reserves. There is also the risk that some initially budgeted exploratory wells may be drilled later than planned or not drilled at all. Despite our efforts to control drilling costs, these expenses are often uncertain, and numerous factors beyond our control can cause drilling operations to be curtailed, delayed, or cancelled.

Our ability to add and develop reserves also depends on our capacity to structurally reduce costs to maintain the profitability of oil fields already being exploited without compromising infrastructure integrity and HSE performance. See section Strategy and Market Overview——Our Corporate Strategy—2026 Investment Plan and section Strategy and Market Overview—Our Corporate Strategy—2040 Strategy: Energy That Transforms. If we are unable to maintain the competitiveness of our oil and gas business and achieve expected recovery factors in our existing fields, add projects with proven reserves, successfully develop our current projects, acquire new exploration assets, or successfully execute our exploration plans (whether as a result of the impossibility of obtaining or extending exploratory licenses, capital restrictions, or any other limitation), our ability to discover and develop additional reserves may be affected and our reserves portfolio could be expected to decline. Failure to secure additional reserves may impede us from achieving or maintaining production targets and may have a negative impact on our results of operations and financial condition. In addition, changes in the operation and development costs of the projects could impact the reserves.

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

Regarding our energy transmission business line, we face risks associated with energy transition. To achieve our energy transition objectives, we have developed the “Grid of the Future” vision with three main priorities: adaptation of the existing grid and better utilizing available capacity; connecting renewable energy sources to transmission networks; and developing interconnections that enable regional electrical integration. This vision faces long-term risks associated with changes in remuneration schemes and political instability in the region. Additionally, greater social and environmental requirements for business development may impose more restrictions on our operations and growth expectations. Market and competition risks in our energy transmission and toll roads concessions businesses may result in new projects not being awarded, affecting our medium-term growth.

In terms of energy transition, we face the risk of not successfully incorporating alternative options into our portfolio as traditional businesses or segments lose their capacity to maintain value due to changes in global or local energy consumption patterns. Specifically, we face risks related to our ability to implement measures to reduce and offset carbon and methane emissions and adapt to climate variability and climate change. We also face regulatory risks related to new climate change regulations in Colombia, such as the updated NDC, the oil & gas industry’s climate change management plan, the Mandatory GHG Emissions Reporting (ROE, for its acronym in Spanish) and the implementation of the National Program of Tradable GHG Emissions Quotas (PNCTE, for its acronym in Spanish). Other regulatory risks include the incorporation of new low-carbon businesses within our portfolio, due to insufficient regulation that may impact their proper development.

Ecopetrol has developed energy transition scenarios, which consider global and Latin American perspectives and integrate information from multiple international agencies. These scenarios reflect equilibrium perspectives and a gradual transition in which different energy sources are complementary, while also capturing recent developments and short-term projected changes in the energy market based on current geopolitical conditions, which aims to provide a solid and unified reference framework that is expected to allow the Ecopetrol Group to anticipate and understand the challenges and opportunities of the energy transition by presenting three scenarios: (i) Climate Alignment (1.7° - 1.8°C): Transformation to low-emission economies aligns governments and institutions around climate change. In addition, developed countries reach a net zero goal, while other countries follow a slower path. This is not enough to achieve the global net-zero goal of 1.5 ℃; (ii) Energy Balance (1.9° - 2.3°C): Fundamental changes in governments, markets, and society set in motion a long-term energy transition, the debate continues between energy security and accelerating the transition; and (iii) Climate Divergence (2.5° - 2.8°C): Dissimilar interests in decarbonization despite policy, regulation and market changes. Global public policy decisions are insufficient to close the climate ambition gap. While the first and third scenarios do not represent the group’s core vision, assessing different perspectives on the global energy transition remains necessary. According to the 2040 Strategy, Ecopetrol considers the second scenario the most likely, aligning with a gradual energy transition. However, we are not certain about the alignment between strategic decision making, considering the analysis derived from the use of these scenarios.

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

Ecopetrol is expanding into low-emission energy-diversification businesses as part of its Corporate Strategy, following a gradual transition approach aligned with the conditions of the regions where it operates. Fossil fuels are expected to continue supporting energy security and system reliability, particularly in developing economies. Ecopetrol does not view the transition as a competition between energy sources, but rather as a process of complementarity. Investments in low-emission energy are intended to support the Company’s decarbonization goals and long-term value creation. However, their success depends on the development of cost-competitive technologies, appropriate regulatory frameworks, and sufficient energy demand. There is no assurance that these conditions will materialize as expected, which could affect the performance and implementation of these initiatives.

Furthermore, we are subject to physical risks related to climate change. We are exposed to Colombia’s current climate conditions which may affect water availability and increase the vulnerability of our assets and operations to potential damages. These conditions could result in water shortages, floods, fires, storms, hurricanes, and rising sea levels that change in frequency and intensity. Extreme weather events could damage our assets and negatively affect our operations and financial condition. Additionally, the exposure of our assets under the three climate scenarios presented by the Intergovernmental Panel on Climate Change (SSP 1- RCP 2.6°C, SSP 2- RCP 4.5, and SSP 5- RCP 8.5) could result in potential damage to our assets or cause business disruptions such as water availability, limited transportation and access, and workforce disruptions.

Sharp movements of prices for crude oil, natural gas and refined products could adversely affect our business prospects, results and cash position.

In 2025, approximately 83% of the revenues came from sales of crude oil, natural gas, and refined products and 96% of the total volume sold of these products was indexed to international reference prices or benchmarks such as ICE Brent. Consequently, fluctuations in those international indexes have a direct effect on our financial condition and results of operations.

Prices of crude oil, natural gas and refined products have traditionally fluctuated as a result of various factors including, among others, competition within the international oil and natural gas industry, long-term changes in the demand for crude oil, natural gas and refined products, notably associated to the transition to a low carbon economy, the economic policies in the United States, China, India and the European Union, regulatory changes, changes in global supply, inventory levels, changes in the cost of capital, adverse or favorable economic conditions, global financial crises, substitute sources of energy, development of new technologies, global and regional economic and political developments in the OPEC+, the willingness and ability of the OPEC+ and its members to set production levels, local and global demand and supply for crude oil, refined products and natural gas, trading activity in oil and natural gas; weather conditions, natural events or disasters, which are changing in intensity and frequency due to climate change, and terrorism and global conflict. Disagreements among OPEC+ members on production levels, changes in the trade policies from the US administration, uncertainty surrounding Venezuela, the continued conflict between Russia and Ukraine and the escalation of conflicts in the Middle East, including the Israel-Hamas conflict, and most recently, the escalation of the conflict between the U.S. and Israel on one side and Iran on the other, could impact international reference prices.

On January 3, 2026, the United States carried out a military operation in Venezuela that resulted in the capture of President Nicolás Maduro. While these events mark a significant geopolitical escalation, their implications for Venezuelan oil supply, sanctions policy, and global crude balances are still unclear and will depend on the duration of the transition process and the stance adopted by U.S. authorities toward Venezuelan exports. Although Venezuela currently accounts for only around 1% of global crude oil production (approximately 850 mbd), it represents close to 5% of global supply of heavy and extra-heavy crude oils (approximately 400 mbd) and holds the largest volume of proved oil reserves worldwide, estimated at nearly 300 billion barrels. This segment is particularly relevant for certain refining complexes in the United States and Asia that are configured to process heavier crude slates. In the short term, heightened institutional, operational and logistical uncertainty may lead to partial disruptions to production and export flows, which could support a premium in heavy crude markets. Such a premium could gradually dissipate as geopolitical uncertainty surrounding Venezuela declines; however, the timing and magnitude of any normalization remain uncertain. A material recovery in Venezuelan crude oil production is not expected during 2026, given the extent of accumulated operational deterioration, ongoing technical constraints, and the need to restructure contractual arrangements, regulatory frameworks and investment schemes. Notwithstanding the above, flows of heavy crude to the U.S. Gulf Coast could increase on average by approximately 200 to 300 mbd over the year, primarily reflecting trade re-routing from flows previously directed to China. Under these conditions, Venezuelan crude oil production is expected to remain broadly in line with current levels, with relatively stable flows but limited capacity for meaningful growth in the near term.

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

Year to date, oil markets have remained sensitive to geopolitical risk stemming from ongoing tensions in the Middle East, which have continued to generate price volatility due to concerns over potential supply disruptions in a region that produces roughly one-third of global crude. Market uncertainty fluctuated as perceptions of a potential U.S.–Iran confrontation evolved, and these concerns escalated sharply on February 28, 2026, when the United States and Israel launched coordinated attacks on Iran under Operation Epic Fury, resulting in the killing of Iran’s Supreme Leader Ayatollah Ali Khamenei and other senior officials as part of an effort to eliminate nuclear and ballistic missile capabilities. Following the strikes, oil and gas tankers began avoiding the Strait of Hormuz, a corridor that normally handles about 20 million barrels per day of crude and refined products—one in every five barrels traded globally—and for which no alternative routes of comparable scale exist, as overland options can divert only about 4.5 million barrels per day, leaving over 80% of flows exposed to its operability. Maritime traffic dropped from 90 vessels to nine within 48 hours, and by March 4, 2026 large-tanker transit had effectively ceased, contributing to indirect production losses of roughly 3.5 million barrels per day.

The disruption also affects approximately 5.5 million barrels per day of refined products, including nearly 33% of seaborne naphtha outside the Gulf, 23% of LPG, 16% of global jet fuel, and 1.3 million barrels per day of diesel destined primarily for Africa and Europe—factors that contributed to diesel margins on the U.S. Gulf Coast increasing from USD 26 to nearly USD 50 per barrel within weeks, while floating storage has increased and freight rates for crude tankers have risen, reflecting precautionary disruptions in regional flows. Iran has emerged as the sole Middle Eastern producer maintaining exports through the Strait of Hormuz during its conflict. Platts data show that Iranian exports reached 2.26 million barrels per day in February and 1.50 million barrels per day in March, compared with a 2025 average of 1.68 million barrels per day. Nevertheless, forward-looking production scenarios for the region and their implications for global balances remain uncertain, and the overall evolution and impact of the conflict continue to depend on the outcome of ongoing diplomatic contacts between the United States, Israel, and Iran.

During 2025, our crude oil basket average price was USD 63.6/Bl versus USD 73.3/Bl in 2024, the refined product basket average price was USD 81.6/Bl versus USD 86.8/Bl in 2024; and the natural gas average price was USD 28.6 per barrel equivalent in 2025 versus USD 27.8 per barrel equivalent in 2024.

Moreover, our prices are indexed to international benchmarks such as the Brent and light distillates in the Gulf of Mexico (aka Gulf of America), therefore our revenues are affected by the fluctuation of those prices. The difference between the producer revenue and the international parity price recognized by the government to Ecopetrol S.A. for diesel and gasoline can fluctuate significantly due to: (i) volatility in international oil prices, (ii) the methodology to determine the reference price of gasoline and diesel, and (iii) the sensitivity of retail price to monthly variations. As a result, these differences generate account receivables or account payables for Ecopetrol to or from the Fuel Prices Stabilization Fund (FEPC). A significant and permanent increase in the prices of gasoline and diesel in international markets, as compared to the regulated price in Colombia, can substantially increase the size of the receivable account corresponding to the FEPC. As a result, this increase could impact Ecopetrol’s working capital, solvency and liquidity metrics in absolute terms as well as relative to its industry peers; consequently, the Company might not be able to reduce its financial leverage, or capture value through cash flow derived from oil prices which are relatively higher than those budgeted internally. The easing of the account receivable problem is conditioned on the willingness of the Colombian Government and availability of sources to make direct payments and/or the ability to make quick and significant increases in the regulated price in Colombia. As settlement and payments dates are not regulated, the Ecopetrol Group’s cash flow could be affected, increasing its financial cost of debt, challenging the ability to execute the investment plan and the capacity to pay dividends. While producer’s rights are protected by law, we cannot provide any certainty as to when we would receive such payments.

Additionally, the rating agencies’ perception associated with the accumulation of FEPC balances, as a stand-alone credit baseline (without assuming the support of the National Government), represents a credit risk. The following metrics of Ecopetrol’s rating could be reassessed at any time given a perception of higher liquidity/cash risk: (i) liquidity and hedging metrics due to lower cash availability; (ii) indebtedness metrics in case of additional borrowing, resulting in financial ratios different from those forecasted in Ecopetrol’s financial plans; (iii) Ecopetrol’s relative situation compared to peer companies at the same rating level; and (iv) Ecopetrol’s rating in the event of a possible adjustment in the sovereign’s rating, based on the rating agencies’ perception of the impact of the FEPC on public finances. As of December 31, 2025, Ecopetrol S.A. recorded COP 2.4 trillion (USD 647 billion) in accounts receivable due from FEPC and Cartagena Refinery recorded COP 0.6 trillion (USD 159 billion) in accounts receivable due from FEPC. For further information see section Business Overview—Applicable Laws and Regulations—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC).

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

As of December 31, 2025, our U.S. dollar-denominated total debt aggregate principal amount was USD 21.1 billion; recognized in our consolidated financial statements at its amortized cost, which corresponds to the present value of cash flows discounted by an annual effective interest rate. Out of this total, a principal of USD 17.8 billion corresponds to Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s affiliates have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the affiliates’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in the equity, as part of other comprehensive income.

The U.S. dollar/Colombian Peso exchange rate has fluctuated during the last several years. On average, the Colombian Peso appreciated 0.46% in 2025, appreciated 5.87% in 2024, and depreciated 1.64% in 2023. Additionally, as of December 31, 2025, the Colombia Peso had appreciated 14.79%; as of December 31, 2024, the Colombian Peso had depreciated 15.36%; and as of December 31, 2023, the Colombian Peso had appreciated 20.54%; in each case in relation to the year-end exchange rate for the immediately preceding year. In addition, given the possible effects of rising inflation, increasing interest rates in the U.S. and Colombia, different global growth perspectives, political tensions in the world’s largest economies, geopolitical conflicts, current and expected crude oil prices in the next few years and political uncertainty in Colombia, there is no clear view of how the U.S. dollar and the Colombian peso will behave in the medium to long-term. Continued market volatility is expected to lead U.S. dollar fluctuations that remain difficult to forecast.

A continued depreciation trend in the exchange rate of the Colombian Peso against the U.S. dollar may affect our financial results when converted into Colombian Pesos, given our current net position in U.S. dollars, the fact that most of our revenues are collected in U.S. dollars and the portion of our U.S. dollar debt that is not designated as hedge instrument, and the future debt we may acquire whenever translation affects the debt balance. Please see our sensitivity analysis on our results of operation to exchange rate fluctuations in the section Financial Review—Effect of Taxes, Exchange Rate Variation, Inflation and the Price of Oil on our Results—Exchange Rate Variation and in Note 30.1 to our consolidated financial statements.

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

We are also exposed to international competition because of our international exploratory and production activities. Currently, we are conducting exploration and development activities in Brazil and exploration and production operations in the United States, where we partner and compete with other oil and gas companies operating in those locations. If we are unable to adequately compete with local and foreign oil and gas companies, or if we cannot enter into agreements with market players having high potential exploration and production projects, our exploration and production activities may be limited. This could reduce our market share and our reserves to production ratio and adversely affect our financial condition.

Operational risks may materialize and affect the health and safety of our workforce, the local and ethnic communities and the environment, and cause disruptions, delays or shutdowns of our operations.

Our hydrocarbon, energy transmission and toll roads concessions businesses and energy transition businesses in Colombia and in the foreign countries in which we operate are exposed to operational incidents and external events that could harm the health and safety of our workforce, local and ethnic communities and the environment, and could disrupt our operations. These risks may be triggered by adverse or abnormal weather conditions and other events with natural causes, including climate variability and climate change impacts, as well as accidental incidents such as spills, leaks, fires or explosions. Failures of facilities and infrastructure, and shortages or delays in critical equipment and services may also affect execution and continuity of operations.

In addition, our operations may be curtailed, delayed or interrupted by social, regulatory and security-related factors beyond our control, including labor strikes, public protests, civil disturbances, road or infrastructure blockades, delays or cancellation of environmental licenses or other governmental authorizations, as well as adverse judicial decisions which are critical conditions for the execution and continuity of our activities. Such events may arise from opposition by local or ethnic communities or disagreements related to public policies or regulatory decisions affecting our activities.

We also face security incidents, including sabotage, theft or attacks against our facilities and infrastructure by non-State armed groups (NSAGs) or other illegal actors. Certain activities take place in remote or uninhabited areas, which may increase exposure to these events and complicate response and logistics.

We may be required to incur in additional costs and expenses to allocate funds to industrial safety and health compliance under Colombian law and international industrial safety regulations. Additionally, if any operational incident occurs that affects local communities and/or ethnic communities in nearby areas, we will need to incur additional costs and expenses to return affected areas to normality and to compensate for any damages we may cause. These additional costs may have a negative impact on the profitability of current operations and the projects we may decide to undertake. See Our Business – Production Activities – Unconventional Hydrocarbons for a summary of community issues related to the PPIIs.

Any such occurrence could result in damage to property and infrastructure, clean-up and remediation responsibilities, third-party liability claims, government investigations, imposition of fines, and withdrawal of environmental licenses. These impacts could reduce our revenues and lead to the suspension or shutdown of operations. Any of these outcomes could adversely affect our financial condition and results of operations.

Our involvement in deep-water drilling either as direct operator or in conjunction with our business partners involves risks and costs, which may be out of our control.

Deep-water drilling activities present a variety of inherent operational risks with the potential for severe consequences, including loss of primary containment, blow out, ignition, fire and explosions, marine collision, weather, platform instability and natural disasters.

The occurrence of any of these unwanted events or other incidents could result in personal injuries, loss of life, severe environmental damage, property damage, clean-up and repair expenses, equipment damage, liability in civil and administrative proceedings, and even more stringent government regulation for deep-water operations. This could lead to increased costs and longer timeframes for our deep-water drilling operations and consequently, heightened risks and costs associated with deep-water drilling.

These factors may have a negative effect on our results of operations and financial condition and in our reputation. See section Business Overview—Exploration and Production for a summary of our current deep-water drilling activities.

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

Our and our subsidiaries’ ability to access international and local capital markets and finance our operations and potentially refinance our debt maturities on terms acceptable to us could be adversely affected due to the volatility in prices in the oil and gas sector, the continued military conflict between Ukraine and Russia, the disruptions on Russia’s energy exports as a result of sanctions, conflicts in the Middle East, including the most recent escalation of conflicts in Iran and regionally, and their impact on global supply chains, the global economy impacts due to energy supply shocks, the potential impacts on demand of future pandemics or epidemics, the spread of protectionist policies in the United States, global geopolitical risks associated with unexpected shifts in trade policies, including tariff announcement imposed by trading partners, the lack of consensus among OPEC+ members, the political uncertainty in Latin America (including Venezuela) and other parts of the developed world, the awareness of corruption by governments and private companies in emerging markets, which in turn could worsen risk perception with respect to the emerging markets, or the occurrence of any of the risks described in the section Risk Review—Risk Factors—Risks Related to Colombia’s Political and Regional Environment. These conditions, along with the possibility of systemic banking crises, significant write-offs in the financial services sector and the re-pricing of credit risk, can make it difficult for us to obtain funding for our capital needs on favorable terms. Our cost and ability to obtain capital might be affected as well if our creditors and potential investors believe that we are not actively responding to the new low carbon economy, integrating TESG considerations in our operation and management, addressing risks related to climate change and energy transition, and meeting TESG targets; considering further the evolving restrictions to invest in pure fossil fuels companies announced by certain investors worldwide.

Access to credit and capital markets depends on a number of factors, many of which we cannot control, including changes in: our credit ratings because of external factors, interest rates, the structured and commercial financial markets, tax rates due to new or changes to existing tax laws, foreign exchange and investment controls and restrictions, market perceptions of the industries in which we operate, which are mainly determined by our financial and operational strength, and the support that could be provided by the Colombian Government as well as the sovereign credit rating. We cannot assure that our credit ratings will continue for any given period or that the ratings will not be further lowered or withdrawn. An assigned rating may be raised or lowered depending, among other things, on the respective rating agency’s assessment of our financial strength. In addition, a downgrade in the rating of the Republic of Colombia could also trigger a downgrade on ours, as it is capped by the rating of the Republic of Colombia and the implicit support that can potentially be provided to the Company. Our credit ratings have been subject to multiple reviews since 2023. Moody’s initially rated us at Baa3 with a negative outlook and a Baseline Credit Assessment (BCA) of ba3 in 2023, but has since downgraded our rating to Ba2 with a negative outlook and a BCA of b1. Similarly, Fitch Ratings, which had reaffirmed a BB+ rating with a stable outlook in both 2023 and 2024, modified Ecopetrol’s rating to BB with a revised outlook on December 22, 2025. Most recently, on April 8, 2026, S&P Global Ratings revised Ecopetrol’s global credit rating from BB+ to BB- with a stable outlook, in line with Colombia’s sovereign rating adjustment, while affirming Ecopetrol’s Stand-Alone Credit Profile at bb+.

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

In addition, under applicable regulation, most of our indebtedness must be previously authorized by the Colombian Ministry of Finance and Public Credit and the National Planning Department and local bond issuances by the Financial Superintendence of Colombia. Likewise, our equity offerings must comply with the terms set forth in Law 1118 of 2006 and any operation within the domestic equity capital market must be previously approved by the Financial Superintendence of Colombia. As such, our access to debt and equity funding is subject to the Government’s time frames and policies, and we cannot guarantee that such authorizations would be granted in a timely fashion or granted at all.

We may be exposed to increases in interest rates, thereby increasing our financial costs.

We may incur debt locally and in the international capital markets and, consequently, may be affected by changes in prevailing interest rates.

When market interest rates increase, our financing expenses are likely to increase, which could have an adverse effect on our results of operations and financial condition. Our future success depends on our ability to access capital markets and obtain financing at cost-effective rates.

As of December 31, 2025, approximately 33.7%, or a principal of USD 9.5 billion (COP 35.8 trillion, using a COP 3,757.08/1.00 U.S. exchange rate as of December 31, 2025), of our total indebtedness consisted of floating rate debt. If market interest rates rise, our financing expenses could be expected to increase and our cost of capital could be expected to deteriorate, which could have an adverse effect on our ability to execute certain projects, and our results of operations and financial condition. In addition, as we refinance our existing debt in the coming years, the mix of our indebtedness may change, specifically as it relates to the ratio of fixed to floating interest rates, the ratio of short-term to long-term debt, and the currencies in which our debt is denominated in or indexed to. We cannot assure that such changes will not result in increased financing expenses presented by us. Finally, as we incur new debt in the future to fund our working capital, capital projects or inorganic acquisitions, or pursue liability management transactions, the prevailing interest rates and spreads at any specific time could be less favorable in terms of cost when compared to our previous financing transactions, which could adversely affect our financial condition and results of operations.

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

The results of operations and financial condition of our subsidiaries in these countries also may be adversely affected not only by risks associated with hydrocarbon exploration and production or energy transmission and toll roads concessions, but also by fluctuations in their local economies, political instability and government actions, including: the imposition of price controls, the imposition of restrictions on hydrocarbon exports, electricity transmission limitations, fluctuation of local currencies against the Colombian peso, the nationalization of oil and gas reserves or electricity transmission, increases in export and income tax rates for crude oil and oil products, energy transmission, toll roads concessions, and unilateral (governmental) institutional and contractual changes, including controls on investments and limitations on new projects.

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

The selection, access, development, integration, operation, and retirement of emerging technologies (including AI, advanced automation, supercomputing, multi-agent systems, confidential computing, data platforms, and energy innovations) may affect Ecopetrol´s ability to achieve its strategic objectives, maintain operational resilience, ensure energy and environmental efficiency, and sustain its competitiveness in the energy transition.

Organizational structure that does not enable the execution of the corporate strategy.

Our ability to execute the corporate strategy may be compromised if our structure (processes, organizational architecture, and human talent) does not evolve at the pace required by business needs. Misalignment between roles, processes, capabilities, and strategic objectives can limit agility, efficiency, and our capacity to respond effectively to the challenges of the energy sector.

This situation poses a risk if the Company lacks the structure, systems, and talent with the necessary skills to drive business transformation, support the energy transition, and implement strategic initiatives in a timely and sustainable manner.

If the strategic plans associated to natural gas fail or underdeliver, we may be unable to keep pace with increasing domestic demand.

Through Resolution 40031 of January 30, 2025, as amended by Resolution 40302 of July 1, 2025, the Ministry of Mines and Energy issued the Natural Gas Supply Plan for 2023-2032, based on the Technical Study for the Natural Gas Supply Plan prepared in June 2024, by the Mining and Energy Planning Unit (Unidad de Planeación Minero Energética, “UPME” for its acronym in Spanish) which was complemented in January 2025. In this document, the UPME has established a possible deficit of natural gas in Colombia between 2026 and 2030 in some scenarios. It is important to note that, pursuant to CREG Resolution 102 015 of 2025, the natural gas market is a physical market. Consequently, suppliers must comply with the quantities agreed in their contracts with firm gas commitments.

We are currently developing offshore projects to incorporate gas reserves; we cannot assure that they will go into operation in the short or mid-term. Additionally, we are party of several national gas supply contracts that have firm gas commitments. If we were unable to deliver natural gas to these clients because of cuts in operations or higher decline rates in our gas fields, among other reasons, we may be required to compensate our customers for our failure to supply natural gas.

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

Regarding the emerging environmental and climate change concerns, some communities have shown strong opposition to the development of Integral Research Pilot Projects (“PPIIs” from its acronyms in Spanish), leading their representatives to propose bills aimed at banning PPIIs. Although none of these bills has materialized into law, we cannot guarantee that similar bills will not continue to be proposed or that none of them may eventually gain sufficient support to be enacted.

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

“El Niño” phenomenon is characterized by: (i) the lack of rainfall, may drastically decrease surface waterbodies flows, affecting both freshwater use and wastewater discharges because of the reduction on dilution potential of receiving waterbodies, (ii) increased temperatures, which causes heat waves and could have a direct impact on the health of our workers and cause an increase in epidemics and diseases, and (iii) potential negative impact on energy supply due to the decrease in the level of the rivers that feed the hydroelectric generation system of the country. In addition to the “El Niño” climate phenomenon, some basins in Colombia may be affected by seasonal variability in some periods of the year (normally January to March - June to July), which could reduce water flows, affecting freshwater withdrawals and surface discharges, as mentioned previously. Moreover, such adverse weather events can result in transmission restrictions caused by the increase in a transmission line’s load from the coast to the center of the country and negatively impact our energy transmission business.

Furthermore, “La Niña” climate phenomenon is characterized by increased rainfall, which can generate frequent landslides and flooding, which may cause delays on transportation due to road blockades, increase pipeline integrity risks that may cause hydrocarbon spills and limit operations in our production fields and facilities, as well as cause infrastructure loses, such as collapse of transmission towers and lines that restrict our energy transmission business’ operations.

These risks could result in fatalities, property damage, project delays, production deferrals, loss of revenue, pollution, harm to the environment, damage roads as well as temporary disruptions to our services, among others. If any of these occur, we may be exposed to economic sanctions, damages, fines, or penalties in addition to the negative effects these events may have on our operations and the costs required to repair or remediate the related damage. These costs, fines and penalties may adversely affect our financial condition, reputation, and results of operations. Natural disasters or similar events could also result in substantial volatility in our results of operations or the interruption of our essential services for our country, such as our ability to transport natural gas and transmit electricity.

During 2025, ENSO conditions were not consolidated; meteorological conditions were modulated by the reference climatology.

Our operations, including our activities in areas classified as indigenous reserves and Afro-Colombian lands, could be subject to opposition from members of various communities.

We currently carry out and plan to continue carrying out activities in areas recognized under Colombian Law as indigenous reserves and Afro-Colombian collective territories. To undertake these activities, we must first comply with prior consultation processes, set forth by Colombian law. The prior consultation process is required for obtaining environmental licenses to start our projects, works or activities in areas inhabited by ethnic communities. In addition, consultations can be seen as a potential instrument to involve communities in decisions regarding the development of extractive industry and infrastructure projects in their territories. Generally, such processes last between six months to one year depending on the community expectations but may be significantly delayed if we cannot reach an agreement with the communities. We are committed to be respectful of the Constitution and laws and the autonomy of indigenous and Afro-descendant communities, and we therefore refrain from entering their territories for project execution purposes until we have reached an agreement with them. We also design management plans to prevent, mitigate, repair or offset the impact of our projects, as identified by local communities. Issued environmental licenses for these projects may be subject to scrutiny as a result of claims filed by local community interest groups.

In recent years, indigenous communities have also been claiming their ancestral territories and requesting recognition of their right to be consulted about projects already in operation before International Labour Organization Convention No. 169 entered into force in Colombia. Such claims and opposition may arise from, among other factors, the communities’ concerns regarding the exploitation of natural resources, environmental impacts and the potential effects of our activities on their cultures, territories and spiritual beliefs. In addition, the increased presence of illegal armed groups in certain territories where we operate may further exacerbate these tensions. The presence of such groups could increase threats against human rights defenders and heighten the risk of attacks on oil infrastructure, which could result in operational disruptions and environmental damage. As a result, we may be exposed to operational restrictions or delays as a result of the opposition of these communities.

No certainty can be given that we will be able to reach an agreement with the different communities that object to our operations or that such communities will participate in consultation processes where applicable. We may be exposed to similar delays due to the objection from local communities in other countries where we carry out our activities.

Our activities may be subject to objection, including protests by non-ethnic communities. We are also subject to other participation mechanisms, such as popular actions (acciones populares), through which local communities or groups of interest may challenge the development of extractive industry projects. Any such situation may affect our future projects. See section Risk Review—Legal Proceedings and Related Matters for detailed information related to consultation processes with Afro-descendant communities.

Furthermore, allegations regarding potential human rights violations affecting indigenous peoples in areas where we operate could adversely affect our reputation and relationship with our stakeholders. Such allegations could negatively influence market perception and lead certain investors to divest based on similar arguments.

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

Similarly, in our shale operations in the U.S., the ability to drill and develop different locations is subject to uncertainties such as natural gas and oil prices, drilling and production costs, availability of drilling services and equipment, lease acquisitions and expirations, the natural decline of the reservoir, processing capacity constraints, pipeline transportation bottlenecks, access to and availability of water sourcing and distribution systems, regulatory approvals, among others. We cannot assure that all the well locations we have identified will ever be drilled or if we will be able to produce natural gas or oil at the planned levels. As a result, our efforts may not succeed and our failure to successfully obtain the expected results from our acquisitions or joint venture investments could adversely affect our financial condition and results of operations.

Our organic and inorganic investments in renewable energy self-generation projects, which are intended to reduce the cost of meeting our electricity demand, are subject to risks that could prevent the realization of the expected savings and adversely affect our results of operations. These risks include deviations in consumption levels, underperformance of the assets relative to expectations—resulting, among other factors, from changes in weather and climatic conditions—higher-than-expected operation and maintenance costs, interconnection constraints, increased reliance on grid-supplied power under less favorable conditions, and changes in the applicable regulatory framework. With respect to inorganic investments, including those structured through partnerships, joint ventures or capital structure arrangements that may result in equity dilution, the assumptions used to estimate the anticipated economic benefits may not materialize, or unidentified contingencies may exist, which could result in lower returns or an impairment of the value of such assets.

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

Since 2025, we have issued short-term parent guarantees to third parties to support short-term financing facilities of our trading and pre-operative subsidiaries or affiliates. Financial support at any point in time might be needed to assure the long-term viability of such subsidiaries or affiliates when exposed to unexpected conditions, results, or when it is utterly required to support projects in their developing phase, in particular with respect of those pre-operative affiliates.

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

Investigations and other actions by Colombian control entities involving our current or former employees or those of our current or former subsidiaries may impact our reputation.

Because Ecopetrol is a majority-owned state entity, its current and former employees are considered public servants and, together with the current and former employees of its subsidiaries, they are subject to oversight by various administrative control entities and other authorities in Colombia, including the Office of the Comptroller General (Contraloría General de la República) and the Attorney General’s Office (Procuraduría General de la Nación). Such oversight could result in proceedings, the imposition of fines or penalties, or other actions by Colombian administrative control entities, which could impact our reputation. Furthermore, our employees may be subject to criminal investigations and proceedings by the Prosecutor’s Office (Fiscalía General de la Nación), which could also impact our reputation.

On October 8, 2024, the National Electoral Council opened a formal investigation for alleged irregularities in the financing and presentation of the income and expenditure report of Mr. Gustavo Petro’s 2022 presidential campaign, of which Mr. Ricardo Roa Barragán was the campaign manager, before he joined Ecopetrol as its Chief Executive Officer. Separately, on December 12, 2023, the Attorney General’s Office initiated a disciplinary investigation for the same reasons, after a Colombian citizen filed a petition before Colombia’s Prosecutor’s Office.

According to public records, on November 27, 2025, the National Electoral Council decided to sanction Mr. Gustavo Petro’s 2022 presidential campaign for violating electoral spending limits and receiving prohibited contributions, leading to fines of nearly COP 6 billion being imposed on the then-campaign manager Mr. Ricardo Roa, and the treasurer and auditor. This decision was appealed and, according to public records, on April 29, 2026, the National Electoral Council confirmed the decision. The decision made on November 27, 2025 included notifying the Prosecutor’s Office to investigate possible violations by Mr. Ricardo Roa. The Prosecutor’s Office scheduled a charging hearing (imputación de cargos) against Mr. Ricardo Roa for April 8, 2026, and according to public records it was rescheduled for May 8, 2026. In Colombian criminal procedure, the charging hearing marks the formal notification to a suspect of specific criminal charges and the factual and legal basis supporting them; although it means that the Prosecutor considers that there is sufficient evidence to attribute criminal responsibility, it is not a conviction. The reported charges relate to the alleged violation of campaign spending limits, potentially engaging offenses under electoral and criminal law concerning unlawful campaign financing.

In addition, on January 26, 2024, the Attorney General’s Office initiated a preliminary investigation against Mr. Ricardo Roa for alleged irregularities that occurred in December 2022, before he joined Ecopetrol as its Chief Executive Officer, regarding his purchase of an apartment from Princeton International Holding, represented at the time by Mr. Serafino Iacono, who allegedly had business interests with the Ecopetrol Group. On June 4, 2025, the Attorney General’s Office opened a formal disciplinary investigation against Mr. Ricardo Roa for a possible conflict of interest related to such apartment purchase. The investigation aims to determine whether Mr. Ricardo Roa’s decisions at Ecopetrol could have favored interests linked to Mr. Serafino Iacono. The Attorney General’s Office also requested information on whether Mr. Ricardo Roa properly submitted and updated required conflict-of-interest declarations during his tenure as Chief Executive Officer. This investigation is administrative and disciplinary, not criminal, and remains ongoing with no conclusions or sanctions to date.

On December 16, 2024, the Attorney General’s Office initiated a disciplinary investigation against Mr. Ricardo Roa as Ecopetrol’s Chief Executive Officer, based on a complaint alleging that his statements of April 24, 2023, regarding the signing of oil and gas exploration and exploitation contracts and the intention to import gas from Venezuela, could have adversely affected Ecopetrol’s finances, including the value of its shares on the markets in which Ecopetrol participates. The investigation is in the evidentiary phase.

In June 2025, the Attorney General’s Office initiated a disciplinary investigation against a former Compliance Director, former Vice President of Technology and an employee of the supply department of Ecopetrol as subjects of disciplinary action, for alleged irregularities related to the planning, signing and execution of a contract and related addendum with an external legal consultant. According to public records, on September 9, 2025, two former members of Ecopetrol’s Board of Directors were also included in the investigation as subjects of disciplinary action. The contract with the external legal consultant was terminated upon the expiration of its term. The investigation is in the evidentiary phase.

On March 11, 2026, the Prosecutor General’s Office brought charges against Mr. Ricardo Roa for his alleged responsibility for the crime of influence peddling by a public servant. The Prosecutor General’s Office reported that Mr. Ricardo Roa allegedly instructed the president of Ecopetrol’s subsidiary Hocol to award the Chuchupa-Ballena LNG regasification project to GAXI ESP S.A.S., a company owned by Juan Guillermo Mancera, through whom Mr. Ricardo Roa allegedly completed the purchase of the apartment from Princeton International Holding. Under Colombian law, the indictment is an act of communication that formally links Mr. Ricardo Roa to the criminal proceedings, discloses the facts under investigation and their potential legal consequences, and activates his right to defense.

Mr. Ricardo Roa decided to use accrued vacation days from April 7 to May 27, 2026, and Ecopetrol’s Board of Directors approved Mr. Ricardo Roa’s unpaid leave of absence for 30 calendar days starting May 28, 2026. During his absence, Juan Carlos Hurtado Parra, the Executive Vice President of Hydrocarbons, is serving as the Acting President of the company.

In 2024, in connection with the allegations related to Mr. Ricardo Roa, Ecopetrol’s Board of Directors commissioned a report from an external risk consultant. The key recommendations of the report, which remain valid to date, were the need for the Board of Directors and management of Ecopetrol to constantly monitor publicly available information for any new developments regarding the CEO; evaluate potential risks and the likelihood of their coming to pass; and maintain a continuing dialogue with external counsel expert in regulatory issues in the United States to ensure a prompt response by Ecopetrol and the Board of Directors to any recommendations made.

There are also investigations concerning certain employees and former employees of Ecopetrol, Bioenergy and Reficar and certain members of the Board of Directors of Offshore International Group, where Ecopetrol formerly held a stake, which remain ongoing. Ecopetrol is not aware of any allegations related to acts of corruption in connection therewith. See sections Risk Review—Legal Proceedings and Related Matters and Risk Review—Risk Factors—Legal and Regulatory Risk—We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations for additional information.

Our results may be affected by supply chain disruptions and high price volatility impacting our suppliers, partners and other third-parties.

Global supply chains face a new operating reality – one defined by persistent volatility and disruptions embedded in the global economy. Global supply chains have entered a new era of structural volatility, not cyclical– shaped by scarcity, fragmentation, systemic constraints and continuous disruption. Rising geopolitical tensions, technological acceleration, national industrial policies and slowing uneven growth driven by inflation and tighter capital, are not isolated shocks but disruptive forces that redefine how the world sources, produces and delivers.

A set of 32 most relevant supply indexes has been identified and monitored. Most of the international indexes keep a stable trend such as chemicals, iron steel, aluminum, cement, oil and gas machinery and oil and gas support activities, logistics, among others. However, certain commodities have shown a countercyclical trend, such as copper and electrical machinery. Domestically, there has been heightened pressure across indices related to healthcare, education, food and minimum-wage compensation, this situation has affected and could continue to affect suppliers and agreed commercial conditions and might contribute to inflationary trends in the short term. The above-mentioned factors are expected to have a potential impact between 3.5% and 3.8% inflation, with an estimated impact equivalent to USD 114 million and USD 123 million based on certain modeled scenarios.

In 2025 alone, tariff escalations between major economies have reshuffled trade flows. In addition, the combination of geopolitics, oil and gas market balances, energy transition, technological acceleration, reactivation of Venezuela’s oil industry, and other shocks have created a complex environment that may affect our results and the performance of our suppliers, subcontractors, and third-party service providers. These scenarios were modeled based on an assumed market surplus ranging from 0.2 to 1.2 million barrels per day of crude oil, with Brent crude prices projected to range between USD 50 and USD 58 per barrel.

The above factors may affect the economic fundamentals underlying oil and gas operations and project development, and additionally, inflationary pressure will be concentrated across labor cost structures, administrative expenditures, regulated input categories and corporate financing costs. In addition, some of our suppliers may face financial or operational problems that could lead them to a breach of their obligations settled under contractual arrangements. Other suppliers may also be subject to regulatory changes or sanctions that could increase the risk of defaulting on their obligations to us, which could have an adverse effect on our operations and financial condition.

Most of our activity depends on suppliers, subcontractors and third-party service providers that provide goods and services for our operations and projects. In addition, some of our operations and projects are performed through joint ventures or other contractual arrangements with our business partners or third-party service providers. Consequently, we depend on the performance of our business partners or third-party service providers. The weak performance of our suppliers, or our business partners or third-party providers, in any criteria such as operational efficiency, deadlines, administrative aspects, HSE, especially in those projects in which we do not act as operator, could negatively impact the execution of projects and operating performance, which in turn could have a negative impact on our results of operations and financial condition. We are exposed to the risk of not finding business partners or suppliers with the proper skills and performance we require for our projects. We are also indirectly exposed to supply agreements and other third-party services contracted by our business partners acting as operators under joint venture agreements.

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

We have identified three main insurance trends arising from climate change and the transition to a lower carbon that could have a negative impact on the Company: (i) insurance and reinsurance companies are imposing new requirements regarding decarbonization targets, which may affect the insurability of assets or higher premiums, (ii) policy coverage may change as climate risk modeling and assessment advance, leading to changes in underwriting policies and new policy exclusions, and (iii) increase frequency or intensity of climate related events may lead to increase in premium prices. We have been strengthening communications with the reinsurance market, regarding the TESG strategy and its commitment to comply with it, which allows us to support the negotiations of the corporate insurance program. However, we cannot assure that these trends will not increase our insurance costs or reduce our insurance coverage, which could adversely affect our financial condition and results of operations.

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

During 2025, our internal cybersecurity systems played a critical role in protecting the organization from a variety of cyber threats of different nature, including malware, phishing, abusive content, malicious code, advanced persistent thread (APY), information gathering, intrusions, availability, fraud and denial of service. We did not have any critical incidents in 2025, as we included in the cybersecurity guidelines that all cyber incidents must be assessed in accordance with the RAM (risk assessment matrix). Although we have not experienced any material losses related to failures of our information technology systems or cyber incidents, there can be no assurance that we will not suffer such losses in the future.

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

The use, integration, and reliance on AI capabilities (including GenAI and agents) in Ecopetrol Group’s IT/OT processes and assets can lead to erroneous decisions, operational disruptions, exposure of sensitive information, regulatory non-compliance, and loss of value/industrial security due to data/model failures, attacks/adversarial ML, human overreliance, or geopolitical/digital fragmentation; affecting production, safety, costs, reputation, and compliance.

We are exposed to behaviors incompatible with our ethics and compliance standards.

Given the extent, dimension and nature of our business and corporate sector, the frequent interaction with national and foreign Government Officials, the large number of contracts that we are a party to in Colombia and abroad with local and foreign suppliers, the geographic distribution of our operations and the great variety of actors that we interact within the course of our business, we are subject to possible violations of our Codes of Ethics and Conduct (the Code applicable to the Ecopetrol Group and the Code applicable to third parties with whom we interact), as well as applicable legal provisions related to compliance with regulations of anti-money laundering, U.S. Foreign Corrupt Practices Act (“FCPA”), fraud, corruption and bribery. Such acts may impact on our reputation, and eventually could affect the commercial relations of the Company.

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

Our energy consumption in 2025 was 8.6 TWh/year, of which 56% was supplied through self-generation, and the remaining 44% through power grid. Our electricity demand is equivalent to 10.25% of the total energy demand in the SIN (National Interconnected System, as referred to in the Colombian electricity market). Our self-generation is subject to fuel and solar availability. In addition, several producing fields are connected to the national transmission system and depend on its expansion and reliability to keep steady production levels. The national electricity market is volatile due to changes in hydrology and availability of fuels (natural gas, diesel, etc.), bringing uncertainty to prices. If energy were to become unavailable or difficult to obtain, our results of operation and financial condition could be adversely affected.

Rising water production levels may affect or constrain our crude oil production.

During 2025, the Ecopetrol Group produced approximately 13.6 million barrels of water per day which includes direct operations, and operations with partners and subsidiaries. Considering the nature of our reservoirs, the water production levels to be managed by the Company may increase in the future. To achieve our oil and gas production goals and to avoid any production restrictions going forward, we will need to secure the required capacity to manage water levels. Factors that may trigger a possible constraint in our crude oil production due to the rising water production levels are: (i) ineffective project management of the required facilities, (ii) the Company’s and its partners’ ability to timely obtain the environmental permits related to water management, (iii) social and community interactions that could affect the development and operation of these projects, and (iv) the availability of capital to execute the required projects.

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

Colombia

For the year ended December 31, 2025, revenues derived from Colombia represented 48% of our total revenues. The Colombian Government has historically exercised substantial influence on the local economy, and governmental policies are likely to continue to have an important effect on companies operating in Colombia and on market conditions. Natural resources are owned by the Nation but may be exploited by third parties who pay grants to the Government in exchange for exploitation rights. The President of Colombia and the Colombian Central Bank have considerable power and independence as policymakers to determine governmental policies, regulations and actions relating to the economy and may adopt policies that negatively affect us. We cannot predict which policies will be adopted by the Government or whether those policies would have a negative impact on the Colombian economy or our business and financial performance.

In addition, Colombia is expected to hold presidential elections in 2026. The first round of the presidential election is scheduled to take place in late May 2026, and if no candidate obtains an absolute majority, a second-round runoff between the top two candidates is expected to be held in June 2026. The newly elected president is scheduled to take office on August 7, 2026.

Electoral processes may result in changes in public policy, regulatory approaches, and government priorities, including those related to the energy sector. While we cannot predict the outcome of the elections or the policies that future administrations may adopt, any significant changes could affect the business environment in which we operate.

In December 2023, the Minister of Mines and Energy, Andrés Camacho, announced the progress made by the Colombian Government in relation to energy and hydrocarbons, as well as challenges that remain in these sectors. The Colombian Government developed the “Roadmap for an Equitable Energy Transition,” following its presentation of the “Construction of principles, methodology and launch of the Social Dialogue to define the Roadmap for the Just Energy Transition in Colombia” during the United Nations Conference on Climate Change COP27 in Egypt in November 2022. This roadmap was built through technical analysis and in conjunction with existing regulations, including Law 2099 of 2021 and CONPES 4075 of 2022. The Colombian Government has also presented bills to definitively prohibit fracking in Colombia. It is unclear how such policies may affect our business, what form they could take, or whether we would need to adjust our business strategy in response.

Although elected governments and the Colombian Congress have historically pursued free market economic policies with limited economic intervention, we cannot predict which policies, if any, will be adopted by the new Government and/or Congress, or whether those policies would have a negative impact on the Colombian economy or our business and financial performance. See section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Temporary regulation for the Comprehensive Research Pilot Projects (PPII).

In August 2022, the MHCP submitted a tax reform bill to Congress proposing changes to the Colombian tax regime. The bill was sanctioned by President Petro as Law 2277 of 2022 on December 13, 2022, and became effective on January 1, 2023.

Decree 175 of February 14, 2025 (“Decree 175”) introduced tax measures intended to address the state of internal commotion declared by the National Government through Decree 062 of 2025. These measures included two new taxes: (i) the special tax for the Catatumbo; and (ii) the reactivation of the stamp tax rate. Both taxes were temporary and in effect from February 22, 2025, through December 31, 2025.

Subsequently, on December 22, 2025, the National Government issued Decree 1390, declaring a State of Economic Emergency throughout the national territory for 30 days due to unforeseen circumstances that worsened the country’s fiscal situation. In response, the Government issued Decree 1474 on December 29, 2025, introducing tax measures to fund expenditures under the General National Budget for fiscal year 2026. On January 29, 2026, with Press Release No. 01, the Constitutional Court announced its decision to suspend the legal effects of the Economic Emergency Decrees.

On February 11, 2026, the National Government issued Decree 0150 of 2026, declaring a new State of Economic, Social and Ecological Emergency. Under this authority, Decree 173 of 2026 was issued pursuant to Decree 1015 of 2026, introducing a temporary wealth tax applicable for fiscal year 2026 to Colombian legal entities and assimilated entities, effective as of its publication and triggered by the possession of net equity as of March 1, 2026.

For a description of the most relevant changes introduced by Law 2277, Decree 175, Decree 1390 and Decree 173, see “Financial Review – Effect of Taxes, Exchange Rate Variation, Inflation and the Price of oil on our Results.”

Additionally, the Colombian Congress approved the bill on pension reform, which restructures the pension system into a “pillar system” that manages and assigns funds based on age, the condition of the affiliates and other criteria, and includes changes to pension schemes applicable to women. Although the bill was approved by Congress, the Constitutional Court is analyzing whether the law complies with the Colombian Constitution. On March 6, 2025, the Chamber of Representatives voted in favor of the healthcare reform presented by President Petro for review by the Colombian Congress. In April 2025, the Seventh Commission of the Senate began its review of the project and reached the decision to shelve it on December 16, 2025. On June 17, 2025, the Senate approved the labor reform, which is expected to have a progressive implementation starting in 2026. Among other changes, the reform reduced the workweek to 42 hours and modified the costs applicable to work performed during extra hours, Sundays and holidays. The reform also recognizes the existence of a full labor contract with apprentices from the Servicio Nacional de Aprendizaje (SENA), requiring companies to pay a salary of up to 75% of the monthly minimum salary during the instructive stage and 100% during the practice stage. On December 29, 2025, the Government of Gustavo Petro declared a 23.7% increase in the monthly minimum salary, equivalent to two million Colombian pesos (COP 2,000,000) including the transportation subsidy.

Following this announcement, market expectations collected by the Banco de la República reflected a significant reassessment of the inflationary and macroeconomic outlook for Colombia. Between the December 2025 survey (prior to the announcement) and the January 2026 survey (following the announcement), the median expectation for twelve-month headline inflation increased from 4.59% to 6.15%, an upward revision of 1.56 percentage points. Core inflation expectations (excluding food and regulated prices) rose from 4.58% to 6.18%, an increase of 1.60 percentage points, suggesting that market participants perceived the wage adjustment as having broader second-round effects beyond volatile or administratively regulated components.

Monetary policy expectations also adjusted materially. The expected Banco de la República policy rate at twelve months increased from 9.25% in December 2025 to 11.25% in March 2026, an upward shift of 2.00 percentage points, indicating that analysts anticipate a tighter and more prolonged monetary policy stance in response to increased inflationary pressures and potential risks to inflation convergence.

Foreign exchange expectations showed a more moderate but visible adjustment. The median USD/COP exchange rate expectation at twelve months declined from COP 3,966.40 to COP 3,850.00, an appreciation of COP 116.40, which may reflect expectations of tighter monetary policy, higher nominal interest rates and improved carry attractiveness partially offsetting inflationary concerns.

Taken together, these changes in market expectations suggest that the minimum wage increase was perceived as a macro-relevant policy decision with potential implications for inflation dynamics, monetary policy normalization and domestic demand conditions. A sustained deviation of inflation expectations from the Colombian Central Bank’s target range could weigh on economic growth, increase financing costs and contribute to higher volatility in interest rates and macroeconomic variables. Such effects could, in turn, adversely affect operating costs, capital expenditures, financing conditions and the overall financial performance of companies operating in Colombia, including us.

In its January/February 2026 monetary policy meeting, the Board of Directors of the Banco de la República approved a 100 basis point increase in the benchmark policy interest rate, from 9.25% to 10.25%, marking a significant tightening of monetary policy. In March 2026, the rate was increased to 11.25%. This decision was motivated by persistent inflationary pressures, a rebound in core inflation, rising inflation expectations and risks stemming from fiscal imbalances and strong domestic demand. The decision reflects the Board’s intention to reinforce its commitment to bringing inflation back toward its 3% target, even though not all members agreed—four supported the hike, two preferred a rate cut and one favored no change.

As of February 13, 2026, Colombia’s Council of State, acting as the country’s highest administrative court, provisionally suspended the Government’s decree setting a 23.7% increase in the legal monthly minimum wage for 2026. The suspension is a precautionary temporary measure while the court reviews the legality of the original decree. The Council ordered the Executive Branch to issue a new temporary decree within eight days establishing a minimum wage figure that complies with statutory standards. This temporary figure will apply until the court issues a final ruling on the merits of the challenge. The suspension does not constitute a final judgment on the decree’s legality, and amounts already paid under the current wage level remain valid.

In April 2026, the Constitutional Court declared the unconstitutionality of Decree 1390 of 2025, which had declared a State of Economic, Social, and Ecological Emergency at the national level. The Court concluded that the conditions required under the Colombian Constitution to justify the use of emergency powers were not met and, as a result, the decree ceased to have legal effects. Consequently, the extraordinary measures adopted pursuant to that emergency declaration, including certain fiscal and regulatory provisions, were rendered without effect, subject to any further judicial determinations applicable to specific implementing decrees. The Constitutional Court’s decision does not affect other states of emergency declared for different purposes, nor does it constitute a finding regarding the merits of any subsequent legislative initiatives that may be pursued through ordinary constitutional channels. The implications of this decision for public policy, regulatory frameworks and future government actions remain subject to legal, legislative and political developments.

United States

With respect to United States of America, for the year ended December 31, 2025, revenues derived from our consolidated subsidiaries in this country represented 36% of our total revenues. On April 2, 2025, U.S. President Donald J. Trump announced new tariffs on imports into the United States of America. These tariffs include a “baseline” tariff of 10% on imports from many countries, including Colombia. In October 2025, the U.S. administration publicly threatened to increase tariffs on Colombian exports to 25%, in connection with disputes related to counternarcotics cooperation. These developments were accompanied by Colombia’s decertification as a counternarcotics partner, which further increased trade uncertainty and resulted in the application or threat of higher tariffs on specific Colombian export products. U.S. trade policy has continued to be characterized by a high degree of discretion, with tariffs used as a negotiable instrument in broader diplomatic, trade and security discussions. The imposition of these tariffs may have significant adverse effects on global trade, which could have a material adverse effect on Colombia’s economy, trade balance, and key industries. A significant portion of Colombia’s exports are directed to the United States of America, making it vulnerable to changes in U.S. trade policy. Higher tariffs could reduce demand for Colombia’s goods in the United States of America, disrupt supply chains, and lead to job losses in affected industries. Additionally, retaliatory measures by other nations could exacerbate economic uncertainty, impacting investor confidence and foreign direct investment, and countries facing even higher tariff rates could decide to sell excess products into the Colombian market, adversely affecting Colombian producers. The tariffs may also contribute to global trade tensions and volatility in currency markets, which could put pressure on exchange rates and inflation. Colombia’s limited ability to negotiate exemptions or mitigate these effects through alternative trade agreements has adversely affected economic growth and fiscal stability. These developments could have a material adverse effect on our business, financial condition, or results of operations in Colombia.

Brazil

With respect to Brazil, for the year ended December 31, 2025, revenues derived from our consolidated subsidiaries in this country represented 6% of our total revenues. On January 8, 2023, demonstrators invaded the Planalto presidential palace, the National Congress and the Federal Supreme Court (STF) in Brasilia, protesting the defeat of then-president Jair Bolsonaro in the 2022 Brazilian general election and the inauguration of his successor Luiz Inácio Lula da Silva. As of January 23, 2025, approximately 1200 people had been tried and sentenced with up to 17 years of imprisonment in the cases involving the most serious crimes related to the events of January 8, 2023. Former President Jair Bolsonaro has been directly affected by these developments as he was declared ineligible to hold public office until 2030 due to findings of abuse of political power during the 2022 electoral process. In addition, following criminal proceedings related to the attempted coup and broader antidemocratic conduct between 2022 and 2023, Bolsonaro was convicted in September 2025 and sentenced to approximately 27 years of imprisonment, and began serving his sentence in late 2025. On electoral aspects, on October 6, 2024, municipalities held elections for mayors and city council members. A second round of voting took place on October 27, 2024, in 51 municipalities in which none of the mayoral candidates obtained more than half of the valid votes (excluding blank and invalid votes) in the first round. The elected mayors and city council members were sworn into office on January 1, 2025. The National Congress enacted a tax reform on December 20, 2023 (the “Brazil Tax Reform”). The Brazil Tax Reform includes: (i) merging four levies into value-added tax (VAT) rates managed in a dual format (partially federal and partially regional), (ii) changing tax collection from a tax on production to a tax on consumption, (iii) reduced tax rates on certain sectors of the economy, (iv) sets the framework for a creation of a cashback system, and (v) increases tax rates on luxury vehicles and inheritances. On April 25, 2024, the Federal Government submitted the bill for the first complementary law regulating aspects of the Brazil Tax Reform to the National Congress for consideration. The bill provides for a “cashback” or rebate mechanism for low-income families on certain goods and utility services, such as gas, electricity and water, and a “split payment” system that electronically splits tax payments relating to transactions by recipient. On January 16, 2025, the bill was enacted by President Lula as Complementary Law 214/2025 after having gone through its congressional approval process. On June 5, 2024, the Federal Government submitted bill No. 108/2024, the second complementary law regulating aspects of the Brazil Tax Reform to the National Congress for consideration. The bill creates the IBS Steering Committee (Comitê Gestor do Imposto sobre Bens e Serviços or “CG-IBS”, for its acronym in Portuguese) and regulates the administrative proceedings within the CG-IBS, as well as the collection and distribution of the tax on goods and services and the transition to the new tax system. The bill was approved and turned into Complementary Law 227 of January 13, 2026.

Changes in economic or other policies by the government of the president Luiz Inácio Lula da Silva could negatively affect our industry in general, or our Brazilian subsidiaries’ results of operations, in particular.

Peru

With respect to Peru, for the year ended December 31, 2025, revenues derived from our consolidated subsidiaries in Peru represented 2% of our total revenues. Peru has experienced prolonged political instability, having had eight presidents since 2018 amid repeated impeachments, corruption scandals and fragile governing coalitions. Following the impeachment of President Dina Boluarte in October 2025 and the subsequent impeachment of her interim successor José Jerí in February 2026, José María Balcázar became Peru’s ninth acting president in a decade.

In March 2024, Congress approved a constitutional reform reinstating a bicameral legislature, comprising a 130-member House of Representatives and 60 member Senate. The reform also limited the president’s power to dissolve Congress to the House of Representatives only; the Senate cannot be dissolved and is expected to wield considerable political power. On April 12, 2026, Peru held general elections for President, 60 Senators and 130 Deputies, the first bicameral election in more than 30 years, with a record 35 presidential candidates. With approximately 94% of ballots tallied, no candidate was near the 50% threshold required to avoid a runoff; Keiko Fujimori led with approximately 17%, followed by Roberto Sánchez at approximately 12.0% and Rafael López Aliaga at approximately 11.9%, with the race for second place separated by roughly 14,000 votes and still fluctuating. Following the April 2026 elections, no candidate secured a majority, triggering a runoff scheduled for June 7, 2026, with final first-round results expected no later than May 15, 2026.

Although Peru’s economy has shown resilience, posting more than 3% growth in 2024 and 2025 aided by its status as a major copper producer, the combination of an interim administration, ongoing investigations of senior political figures, heightened polarization and the prospect of a contested runoff contribute to a highly volatile political environment. We cannot assure that policies against free market and minimal intervention of the government in the Peruvian economy will not be taken by a new administration or any new congress. Any changes in the Peruvian economy or the Peruvian government’s economic policies may have a negative effect on our business, financial condition, and results of operations. Changes in economic or other policies by the Peruvian government or other political developments in Peru could adversely affect the business, financial condition, and results of operations of our subsidiaries.

Chile

With respect to Chile, for the year ended December 31, 2025, revenues derived from our consolidated subsidiaries in this country represented 2% of our total revenues.

Following social unrest in 2019, Chile undertook two successive attempts to draft a new constitution, both of which were rejected by voters. Following the second rejection, the Chilean government declared the constitutional reform process closed, with no further initiatives to be pursued during the presidential term that ended on March 11, 2026. The existing constitution accordingly remains in effect.

Elections for regional governors took place on October 26 and 27, 2024. In all regions except Tarapacá, Ñuble, Los Ríos, Aysén and Magallanes — where candidates were elected in the first round — a second-round election was held on November 24, 2024. The results reflected a notable shift in Chile’s political landscape. The ruling center-left alliance, “Por Chile y sus Regiones,” secured seven governorships, while the center-right coalition “Chile Vamos” won six, demonstrating strengthened regional influence. Independent candidates secured two governorships, and the “Tu Región Radical” movement claimed one, for a total of sixteen regional administrations.

In December 2025, Chile held presidential elections in which José Antonio Kast, a right-wing candidate, won the second round with approximately 58% of the vote. President Kast assumed office on March 11, 2026, marking a significant shift in political leadership driven in part by voter concerns regarding security, economic performance and governance. While the new administration has signaled a different policy orientation from that of the prior government, the scope, pace and impact of any changes to economic, regulatory, tax or energy policies remain uncertain. We cannot predict what policies will ultimately be adopted by the Kast administration or whether such policies will have a negative impact on the Chilean economy, our industry sector in Chile, or the business and financial performance of our Chilean subsidiaries.

Ecuador

Uncertainty in Colombia’s bilateral relationship with Ecuador—a market that remains structurally integrated with Colombia across trade and energy systems—has increased materially during 2026. In January 2026, Ecuador announced a 30% “security charge” on Colombian imports effective February 1, citing a widening trade deficit and border-security concerns. In response, Colombia suspended electricity exports to Ecuador and imposed a 30% tariff on 20 Ecuadorian products, describing these actions as temporary and subject to review. Ecuador then raised transport fees for Colombian crude shipped through the SOTE pipeline system by 900%—from USD 3/bl to USD 30/bl—and signaled additional adjustments on the OCP network. In late February, Ecuador announced it would increase tariffs on Colombian exports to 50%, effective March 1, 2026, and Colombia subsequently matched that rate on imports from Ecuador. In April 2026, Ecuador announced a further increase in tariffs on Colombian imports to 100%, effective May 2026.

These escalating measures have already disrupted cross-border power flows and crude-logistics corridors. Given Ecuador’s significance as a commercial and strategic partner for Colombia, and the high degree of bilateral interdependence in electricity supply and crude-export routing, a prolonged dispute could pose operational risks to energy-sector activities and create broader adverse implications for Colombia’s economic performance.

We cannot provide any assurances that political or social developments in Colombia, Peru, Brazil, Chile, or Ecuador, over which we have no control, will not have an adverse effect on our respective economic situations or adversely affect the business, financial condition, and results of operations of our consolidated subsidiaries and their ability to pay dividends or make other distributions to us. Any such developments could have a material adverse effect on our business, results of operations, and financial condition.

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

During 2025, the attacks against our pipeline infrastructure decreased by 24% in relation to 2024 (31 attacks in 2025 compared to 41 attacks in 2024). Nonetheless, the attacks especially affected infrastructure located in the Norte de Santander and Arauca departments, and the Caño Limón – Coveñas and Bicentenario pipelines. As a result, there was a deferred production of 762,684 barrels directly related to these attacks in 2025, as compared to 114,505 barrels in 2024. As of March 2, 2026, four attacks against our pipeline infrastructure have been identified.

Terrorist attacks have resulted in unscheduled shutdowns of our transportation systems to repair or replace sections of pipelines that have been damaged, with deferral of production in certain fields, as well as caused us to undertake environmental remediation. In respect of the pipeline infrastructure, the direct cost of repairs due to terrorist attacks in 2025 was approximately COP 321,203 million (USD 85.49 million using a COP 3,757/1.00 US exchange rate as of December 31, 2025).

During 2025, we also experienced one attack on our production infrastructure in Santander, specifically on Lufkin Mark II 640 mechanical pumping unit and the Cira 1775 well. As a result, there was a deferred production of 184 barrels directly related to these attacks in 2025, as compared to 1,021.33 barrels in 2024. In respect to the production infrastructure, the direct cost of repairs due to guerrilla attacks in 2025 was approximately COP 1,265,813,000 (USD 0.31 million using a COP 4,052,71/1.00 USD exchange rate as of December 31, 2025).

Likewise, the theft of refined products and crude oil, as a result of security issues, may impact our operating and financial results in the future, as well as our reputation, due to the potential use of these products within the alkaloid chain production and the possible impact to communities and the environment, derived from this illegal practice. The main impact during 2025 was on the Pozos Colorados–Galán multi-product pipelines in the Cesar Department, with a loss of 2,107 bpd. The stolen product has been used for cocaine processing, illegal sales, and illegal mining, according to national security sources. Due to the terrorist attacks recorded during 2024, the Caño Limón–Coveñas pipeline ceased operations between the Banadía and Ayacucho stations, operating instead under a contingency scheme through the Bicentenario pipeline. However, hydrocarbon demand in the region persisted. Consequently, some of the structures previously involved in hydrocarbon theft along the Caño Limón pipeline shifted their activities to the Pozos Colorados–Galán multiproduct pipeline. This situation has been further exacerbated by the critical public order conditions in the Cesar Department, through which the pipeline runs, as well as by illegal economies operating in neighboring departments. To address hydrocarbon theft along this pipeline, inspections to the pipeline, the deployment of technological monitoring tools, and coordinated operations with the Public Security Forces continue to be implemented. Associated with the above, the theft of refined products has increased from approximately 179 bpd in 2024 to 2,197 bpd in 2025. Furthermore, crude oil theft has decreased by 95%, primarily due to the contingency operation that rerouted the Caño Limón–Coveñas pipeline through the Bicentenario pipeline. Losses reached 1,483 bpd in 2024 and 79 bpd in 2025.

In recent years, social protests have resulted in blockades of the country’s main roads and isolated incidents against certain of our infrastructure, which in turn has momentarily adversely affected the operations of our exploration and production, refining and petrochemicals and transport and logistics segments, leading to decreases in our crude oil and refined products production and transported volumes.

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

The dynamics of security in Colombia in 2024 were characterized by processes and public order situations led primarily by the ELN (Ejército de Liberación Nacional) and the FARC (Fuerzas Armadas Revolucionarias de Colombia) dissidents or EMC (Estado Mayor Central). The six-month extension of the bilateral ceasefire between the Colombian Government and the ELN in February 2024 was initially met with optimism, particularly in conflict-stricken areas such as Arauca, Chocó, Cauca and Norte de Santander. This agreement offered temporary relief to affected communities, facilitated humanitarian access in critical zones, and reinforced the government’s commitment to negotiated solutions. However, challenges in verification and mutual distrust jeopardized its implementation, underlining the need for improved monitoring mechanisms. The ceasefire, initiated on August 3, 2023, ultimately lapsed on August 3, 2024, without renewal, sparking uncertainty and rising tensions in regions like Arauca and Norte de Santander. The cessation of the agreement led to a resurgence of violence, including a wave of terrorist attacks targeting oil infrastructure and security forces, exacerbating instability. A significant blow to the process occurred when the ELN’s Domingo Laín Sáenz Front carried out an attack, killing two soldiers on September 17, which prompted the government to suspend negotiations, reflecting its zero-tolerance stance toward violence during peace talks. The event further eroded trust, reignited violence in vulnerable regions, and diminished prospects for regional stability.

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

On January 24, 2025, the Government declared State of Internal Commotion due to the increased violence in the Cúcuta and Catatumbo regions. This was executed through a Decree that ruled until December 31, 2025 with some tax implications regarding hydrocarbons and coil.

On October 20, 2025, Ecopetrol suspended its activities in the Catatumbo region due to more than seven-armed intrusions by illegal armed groups, which resulted in the theft of crude oil and persistent threats against Ecopetrol. This generated a deferred production of 25,535 barrels. Due to these episodes, the production of 1,400 barrels of oil and 900,000 cubic feet of gas was put at risk, affecting not only the energy sector but also the local supply of these services.

On December 21, 2025, ELN announced a unilateral ceasefire until January 3, 2026, as well as EMC (FARC), that announced a unilateral ceasefire until January 7, 2026.

The persistent confrontations between armed groups and the government have further intensified instability in the country, directly affecting Ecopetrol’s operations in regions such as Arauca and Norte de Santander. These areas have witnessed most terrorist acts carried out by these groups, posing serious risks to both the safety of the employees, contractor’s employees and the Company’s infrastructure. As a result, Ecopetrol’s operations are frequently disrupted by the volatile security environment.

During 2025, the National Government advanced various negotiation initiatives and issued public statements aimed at opening peace dialogue processes with several organized armed groups. These efforts included FARC dissident groups, particularly the Calarcá faction; the organized armed group Comuneros del Sur, which remained the only formally active dialogue table with the Government; as well as the initiation of process-validation dialogue tables with the Clan del Golfo and the Autodefensas Conquistadoras de la Sierra. However, within this context, no announcement was made by the National Government during 2025 of a prolonged ceasefire that would entail a general suspension of military operations against organized armed groups throughout the national territory. The ceasefires that were decreed were limited in scope, temporary in nature, and strictly confined to the development of specific dialogue scenarios. One such case was the 72-hour bilateral ceasefire agreed on April 12, 2025, with dissident groups of the Calarcá faction, within the framework of an extraordinary meeting held in the department of Meta. This ceasefire was not extended, despite requests from the insurgent delegations, a decision that was formally communicated by the Government and the Office of the High Commissioner for Peace.

Additionally, toward the end of 2025, several unilateral ceasefire announcements were made by different armed groups. These declarations lacked official endorsement or verification mechanisms and did not result in an effective reduction of armed actions. In December 2025, the ELN unilaterally announced a ceasefire lasting until January 3, 2026, which was not effectively complied with. Similarly, FARC dissident groups, both from the Calarcá faction and the faction led by Iván Mordisco, declared unilateral ceasefires extending until mid-January 2026, without verifiable outcomes in terms of de-escalation of the armed conflict.

As of February 2026, there is no active, government-recognized ceasefire with the ELN or FARC dissident factions in Colombia. While these groups have issued unilateral or seasonal announcements of temporary suspension of hostilities, such declarations have not led to observable reductions in violence, lacked official verification mechanisms, and were not endorsed by the National Government.

Government decisions and security dynamics are the key factors that impact stability in the areas where Ecopetrol operates. For this reason, the Company must maintain constant communication with security state organizations, such as the Colombian army, and the National Police Force. However, despite our efforts, we cannot ensure the safe development of our operations.

It is important to know that the processes advanced by the Government with common criminal groups and organized crime structures have not been framed as traditional political negotiations, but rather as socio-legal dialogue mechanisms aimed at reducing violence, protecting the civilian population, and creating pathways for submission to justice. Within this framework, two cases are particularly relevant. The first is Medellín and the Aburrá Valley, where the process reached an advanced stage and led to the proposal of a conditional urban peace agreement, although the dialogue was later paused. The second is Quibdó, where the process remained active as of March 2026, with a fifth round underway and with official assessments indicating an overall reduction in crime levels.

As of April 2026, the National Government’s current peace framework is composed of several differentiated tracks rather than a single nationwide negotiation. Officially referenced processes include the main political negotiating table with the ELN, which remains suspended; the territorial peace table with Comuneros del Sur in Nariño; the dialogue table with the EMBF (Calarcá faction); the dialogue table with the Coordinadora Nacional Ejército Bolivariano; the socio-legal conversation space with the EGC (Clan del Golfo); the process with the Autodefensas Conquistadores de la Sierra Nevada; and the urban peace processes in Buenaventura, Quibdó, and Medellín–Aburrá. In institutional terms, this architecture combines political dialogue, territorial peace building, urban violence-reduction arrangements, and socio-legal mechanisms aimed at de-escalation and transition toward legality.

Additional here is no active, government-recognized ceasefire with the ELN or FARC dissident factions in Colombia. While these groups have issued unilateral or seasonal announcements of temporary suspension of hostilities, such declarations have not led to observable reductions in violence, lacked official verification mechanisms, and were not endorsed by the National Government.

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

Developments in U.S. foreign policy toward Colombia and Venezuela may adversely affect us.

Political, economic, and security conditions in Colombia and Venezuela continue to evolve in ways that may affect the regional energy market and the operating environment in which we conduct our business.

In Colombia, political developments and changes in the domestic and international policy environment may influence investor sentiment, market perceptions, and the operating context for state-owned enterprises. Shifts in government priorities, public policy debates, and external political relationships may contribute to uncertainty affecting the energy sector, including perceptions of country risk and sovereign exposure. These factors may impact our ability to execute our commercial strategy, maintain stable relationships with international partners, and access global markets on competitive terms.

In Venezuela, prolonged political instability, economic deterioration, and constraints affecting the country’s oil sector have contributed to persistent volatility in regional crude supply, pricing, and trade flows. Disruptions or uncertainty surrounding Venezuelan production, exports, and infrastructure may influence competitive dynamics in the Caribbean and Latin American energy markets, affecting pricing conditions, customer behavior, and commercial planning. In addition, heightened security concerns and geopolitical tensions in and around Venezuelan territory may increase risks associated with maritime transportation, logistics, and the availability or cost of shipping and insurance services used for crude oil and refined product movements in the region. Although we do not operate in Venezuela, these developments may indirectly affect the Company through regional market fluctuations and changes in commercial conditions.

Taken together, regional political and security conditions in Venezuela may increase volatility in the markets in which we operate, affect demand and pricing for our products, influence logistics and transportation costs, and contribute to uncertainty in long-term planning and investment decisions. Any of these circumstances could materially and adversely affect our business, financial condition, cash flows, and results of operations.

Potential economic sanctions and enforcement measures administered by the Office of Foreign Assets Control (OFAC) could adversely affect our business, financial condition and results of operations.

U.S. sanctions programs are subject to frequent change, evolving interpretations, discretionary enforcement, and potential extraterritorial application, particularly in relation to geopolitical and national security developments. Such changes may be implemented rapidly through executive actions, regulatory determinations, new designations or guidance, and could affect our operations, counterparties, suppliers, customers, financing arrangements, insurance coverage, logistics and other aspects of our business, including where we have no direct operations in the sanctioned jurisdiction.

In addition, OFAC sanctions risks may arise even when a company is not designated. OFAC may impose liability based on “causing” a violation or where prohibited dealings occur through U.S. nexus points, such as U.S.-dollar payments, use of U.S. financial institutions, U.S. persons, U.S.-origin goods or services, or other connections to the U.S. financial system. As a result, our use of U.S.-dollar clearing, banking relationships, U.S.-linked service providers and cross-border transactions could expose us to heightened sanctions compliance risk, including the risk of investigations, penalties, operational disruptions and reputational harm.

This situation has recently intensified as a result of sanctions measures targeting politically exposed persons in Colombia. In October 2025, OFAC imposed full blocking sanctions on Colombia’s President and other senior Colombian individuals. While sanctions against an individual do not automatically sanction our company, the President’s potential indirect influence over certain governance decisions, combined with any direct or indirect involvement by a blocked person in activities with a U.S. nexus, could increase the risk that we could be viewed as facilitating or “causing” a sanctions violation if appropriate safeguards are not maintained. In addition, if any blocked person were determined to have an ownership interest in, transact with, or obtain an economic benefit from our activities in a manner involving a U.S. connection (e.g. U.S.-dollar payments), we could face increased compliance complexity, constraints on transaction structures and heightened enforcement exposure.

Furthermore, the imposition of blocking sanctions on high-level government officials has, in certain historical precedents, served as a precursor to broader agency-level, sectoral or government-wide sanctions. If the United States were to impose sanctions against the Government of Colombia similar to those applied in other jurisdictions, entities owned 50% or more by the Government of Colombia—as in our case—could become sanctioned as a matter of law under applicable OFAC principles, which could severely restrict our ability to conduct transactions involving U.S. nexus, including U.S.-dollar payments and dealings with U.S. persons and U.S. financial institutions, and could materially impair our access to international financing, trade flows and critical suppliers. In addition, the United States could attempt to impose sanctions directly against us; although there is currently no U.S. sanctions program specifically targeting Colombia, changes in U.S. policy could alter that posture.

Any of the foregoing could result in increased costs, delays or interruptions in operations, constraints on counterparties and payment channels, impairment of our ability to raise capital or refinance indebtedness, limitations on procurement and contracting, loss of business opportunities, and even investigations or adverse actions by U.S. authorities, all of which could significantly impact our operations, financial condition, and results.

5.2.3	Legal and Regulatory Risks

This section discusses potential legal and regulatory risks to us, including the risk of having to comply with new laws and regulations.

Our operations are subject to extensive regulation, which is subject to change from time to time by the applicable regulatory authorities.

The Colombian hydrocarbons industry is subject to extensive regulation and supervision by the Government and regulatory agencies in matters including the award of exploration and production blocks by the ANH, the imposition of specific drilling and exploration obligations, restrictions on production, price controls, capital expenditures, liquidation of the Net Position of each refiner or importer with respect to the FEPC and required divestments. Existing regulation applies to virtually all aspects of our operations in Colombia and abroad. The commercialization activities of some of our products also face extensive regulation. Such regulation is subject to change by the applicable regulator affecting our ability to commercialize our products. See section Business Overview—Applicable Laws and Regulations. In particular, under Decree 1068 of 2015, as amended by Decree 1451 of 2018, the Ministry of Mines and Energy is required to calculate and liquidate each refiner and/or importer of fuel’s participation differential (i.e., this arises when the International Parity Price is lower than the reference price established by the Ministry of Mines and Energy, leading to a “Net Position” every three months to be paid by the FEPC). Accordingly, Ecopetrol S.A. and Cartagena Refinery rely on the FEPC settling their respective Net Position each year in connection with amounts due to them from FEPC. As of December 31, 2025, Ecopetrol S.A. recorded COP 2.43 trillion (USD 647 billion) in accounts receivable due from FEPC and Cartagena Refinery recorded COP 0.60 trillion (USD 159 billion) in accounts receivable due from FEPC. We cannot offer any assurance as to when or if Ecopetrol S.A.’s or Cartagena Refinery’s Net Position will be settled by FEPC and such amounts will be paid. If their respective Net Position is not settled, the Ecopetrol Group’s consolidated financial statements and results of operations could be adversely impacted. See section Business Overview—Applicable Laws and Regulations—Regulation of Refining and Petrochemical Activities—Regulation Concerning Production and Prices—Fuel Price Stabilization Fund (FEPC). In addition, Ecopetrol Group has recorded tax credits for sales tax and income tax. The Group complies with the procedures established in actual tax legislation to obtain refunds of these credits within the established timeframes; however, the tax authority has mechanisms to extend these timeframes. As explained before, natural gas is a highly regulated activity in Colombia, that may be subject to amendments related to commercialization rules. Specific commercialization procedures apply, that may be modified by the Colombian authorities. Ecopetrol’s natural gas marketing activities are subject to Superintendence of Public Utilities’ supervision and control.

The terms and conditions of the agreements with the ANH under which we explore and produce crude oil and natural gas generally reflect negotiations with the ANH and other governmental authorities and may vary by fields, basins and hydrocarbons discovered. We are required, as are all oil companies undertaking exploratory and production activities in Colombia, to pay a percentage of our production to the Government as royalties. The Colombian Congress has modified the royalty program for crude oil and natural gas production several times in the last 20 years, as it has modified the regime regulating new contracts entered into with the Government. In the future, the Colombian Congress may once again amend royalty payment levels, and such changes could have an adverse effect on our future exploration and production in Colombia. See section Business Overview—Applicable Laws and Regulations—Regulation of Exploration and Production Activities—Business Regulation—Royalties for a description of the current royalty scheme.

Our operations in Colombia are subject to extensive national, state, and local environmental regulations. Environmental rules and regulations are applicable to our exploration, production, refining, transportation, supply, and marketing activities, as well as the biofuels we produce. These regulations establish, among other things, quality standards for hydrocarbon products, air emissions and greenhouse gases, water discharges and waste disposal, soil remediation, water pollution and the general storage, handling, transportation, and treatment of hydrocarbons in Colombia. Currently, all exploratory drilling projects in areas that do not yet have a license must undergo an environmental impact assessment and must receive an environmental license from the governmental agency responsible for awarding environmental licenses, the ANLA. Environmental authorities with jurisdiction over our activities routinely inspect our crude oil fields, refineries, and other production sites, and they may decide to open investigations or sanction proceedings, which may result in the imposition of fines, restrictions on operations or other sanctions in connection with potential non-compliance of the environmental licenses granted to Ecopetrol and environmental laws.

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

In addition, the companies of the Ecopetrol Group conducting exploration and production activities outside Colombia may be subject to foreign health, safety, and environmental regulations. Foreign health and safety regulations may be more severe than those established under Colombian law and, therefore, we may be required to make additional investments to comply with those regulations.

Furthermore, our energy transmission and toll roads concessions segment, carried on by ISA and its subsidiaries are heavily regulated in Colombia, Brazil, Peru and Chile by government ministries and authorities, as well as various other national, state, and local regulatory agencies. Regulatory actions taken by those agencies and, in particular, tariff reviews and revised compensation terms of transmission investments, could materially adversely affect the profitability of these businesses. In addition, increased regulatory requirements relating to the integrity of our facilities or the quality of the services provided by ISA and its subsidiaries may require additional spending in order to maintain compliance with these requirements.

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

In terms of climate change, the Colombian Government enacted the Climate Action Law (Law 2169) in 2021 which advances Colombia’s focus on strengthening its strategy and actions against climate change, when considering the initiatives being taken at a global level. The Carbon Neutrality Colombian Strategy launched in April 2021 by the Ministry of Environment and Sustainable Development reaffirmed its commitment to these initiatives and accelerated Colombia’s goal to reduce GHG emissions to reach carbon neutrality by 2050. In 2023, the Ministry of Energy and Mines issued guidelines for the formulation of the Comprehensive Corporate Climate Change Plan, which seeks to advance the identification, definition, implementation and monitoring of initiatives or measures for climate change management associated with (i) the reduction of greenhouse gas (GHG) emissions, (ii) the reduction and management of climate risks, and (iii) internal governance actions. Additionally, the regulatory agenda of the MADS for 2026 includes plans to adopt significant new regulations related to greenhouse gas emissions reduction, carbon markets, and the carbon tax, which suggests that further regulatory developments in this area are forthcoming. These anticipated changes should be closely monitored, as they may introduce stricter regulatory standards and result in a more heavily regulated climate and environmental compliance framework. This regulatory framework may establish new requirements at the operational level that seek to accelerate the reduction of GHG emissions such as methane, reduction of fugitive emissions and venting, reduction of flaring, and the implementation of specific actions in adaptation to climate change, which may be reflected in the increase of operating and production costs. To anticipate these changes, we participate in different spaces of discussion and regulatory construction to prepare and respond to these requirements and not be affected by the fulfillment of our climate objectives. However, we cannot make any assurances that we will be able to achieve our goals or those set out in government climate change and sustainability initiatives (e.g., proposed Colombian Climate Action Law, carbon tax, carbon offsets, among others) or meet other stakeholders’ expectations with respect to such requirements, or that we will be able to apply reliable and cost-effective green alternatives. If we are unable to reach our carbon neutrality goals or governments’ or other stakeholders’ expectations with respect to such goals, our energy diversification portfolio and strategic priorities would be adversely impacted and could lead to increased expenses related to low-carbon initiatives and reduced demand for our core products.

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

As a result, companies are increasingly subject to regulatory risks and public policy changes related to climate change. In Colombia, the climate change regulatory framework has developed substantially, defining goals, measures, and means of implementation that bind companies. In 2021, the Climate Action Law (Law 2169 amended by Law 2294 of 2023) was issued, which promotes the low-carbon development of the country through establishing goals and measures related to carbon neutrality and climate resilience. This law is aligned with the country’s NDCs (51% GHG reduction by 2030) and its Long-Term Climate Strategy (E2050). The above is binding for Ecopetrol, among other aspects in: (i) mandatory reporting of GHG, (ii) National Registry of GHG Emissions Reduction and Removal, and (iii) low carbon development, carbon neutrality, and climate resilience implementation and monitoring plan. This regulation will be under continuous review by Ecopetrol to mitigate the potential financial effects and the impact on the company’s climate goals. To this end, the Company has developed a decarbonization roadmap to achieve medium and long-term goals. However, developments and new regulations could affect the fulfillment of the Company’s climate goals, increase costs and negatively impact its financial and operational results.

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

For fiscal year 2023, the surtax of 5%, 10% or 15% applied when the Brent price reaches USD 66.36, USD 74.20 and USD 80.73, respectively, according to ANH Resolution 0061 of January 31, 2024 (revenues from the sale of natural gas are not subject to this surtax). For fiscal year 2023, the surtax applied was 10%, (ix) the introduction of a minimum tax based on effective tax rate determined on accounting profits, (x) non-deductibility of royalties. However, the Colombian Constitutional Court ruled that the limitation rule is unconstitutional, thus, not applicable. In a final effort to mitigate the effect of this ruling on the public finances, the Ministry of Mines and Energy and the Ministry of Finance and Public Credit requested the review of the ruling to the Constitutional Court in December of 2023, alleging a fiscal impact and nullity, respectively.

In March 2024, the Constitutional Court rejected the request for nullity filed by the Ministry of Mines and Energy. The Constitutional Court rejected the fiscal impact claim filed by the Minister of Finance and Public Credit, stating that the arguments presented did not meet the constitutional threshold.

On February 14, 2025, the Colombian Government issued Decree 175 of 2025, which temporarily reinstated the stamp tax at a rate of 1% on public and private documents exceeding certain amounts, except for specific exemptions provided by law. This stamp tax was in force until December 31, 2025.

On December 22, 2025, the National Government issued Decree 1390, declaring a State of Economic Emergency throughout the national territory for a period of 30 days due to unforeseen circumstances that worsened the country’s fiscal situation. Consequently, in response to this emergency, the Government issued Decree 1474 on December 29, 2025, introducing tax measures intended to fund expenditures under the General National Budget for fiscal year 2026. Among these measures is the provision set out in Article 14 of the decree, which establishes the non-deductibility of royalties for taxpayers required to pay them in connection with the production of non-renewable natural resources. This decree is subject to automatic review by the Constitutional Court, which must assess, among other aspects, the constitutionality of this measure. On April 2026, the Constitutional Court declared the unconstitutionality of Decree 175 of 2025, as of April 2026, the measures adopted are revoked.

On February 11, 2026, the National Government issued Decree 0150 of 2026 declaring a new State of Economic, Social and Ecological Emergency. Under Decree 1015 of 2026, Decree 173 of 2026 was issued, introducing introduced temporary wealth tax applicable for fiscal year 2026 to Colombian legal entities and assimilated entities, effective as from its publication and triggered by the possession of net equity as of March 1, 2026. Decree 0150 of 2026 is subject to an automatic constitutional review to determine its legality.

The tax applies at a 1.6% rate for extractive industries and includes specific exclusions and anti-avoidance rules. The tax return must be declared and paid in two installments in 2026.

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

During the first quarter of 2025, Refinería de Cartagena S.A.S. and Ecopetrol S.A. became subject to administrative proceedings initiated by the National Tax Authority of Colombia (DIAN) in connection with the alleged application of value added tax (VAT) to certain gasoline and diesel importations carried out between 2022 and 2024. These proceedings have resulted in the issuance of official assessments and penalties, which the companies are actively challenging through administrative and judicial actions. As of the date of this report, the related claims remain pending before the competent administrative courts, while others remain under discussion at the administrative level with DIAN. See Details in Section 5.4 “Legal Proceedings and Related Matters – Requirements related to VAT by the National Tax Authority of Colombia.

We may incur losses and spend time and money defending pending lawsuits and arbitrations and responding to administrative investigations.

We are currently a party to several legal proceedings filed against us. We are also subject to labor-related lawsuits filed by current and former employees in connection with pension plans and retirement benefits. As of December 31, 2025, Ecopetrol S.A. was a party to 7,827 legal proceedings relating to civil, criminal, administrative, tax, constitutional, arbitration and labor claims, of which 5,380 were filed against us in the Colombian courts and arbitration tribunals and of which 400 had an accrual provision. We allocate substantial amounts of money and time to defend against these claims, in which the claimants often seek substantial sums of money as well as other remedies. See Note 23 to our consolidated financial statements and see section Risk Review—Legal Proceedings and Related Matters. In addition, in accordance with Colombian law, we and our employees are subject to surveillance and investigations by certain administrative control entities in Colombia, which are intended to determine whether public funds have been misused, mismanaged, or misappropriated or whether they have been used in compliance with applicable law. Such investigations may divert the attention of management and subject the Company to reputational risk and increase difficulties in retaining talent. See section Risk Review—Legal Proceedings and Related Matters.

The Colombian Government could seize or expropriate our assets under certain circumstances for fair compensation.

Pursuant to Articles 58 and 59 of the Colombian constitution, the Government can exercise its eminent domain powers in respect of private property assets in the event such action is deemed by the Government to be required in order to protect public interests. According to Law 388 of 1997, eminent domain powers may be exercised through: (i) an ordinary expropriation proceeding, or (ii) an administrative expropriation. In all cases, we would be entitled to a fair compensation for the expropriated assets. Also, as a general rule, compensation must be paid before the asset is effectively expropriated. However, the compensation may be lower than the price for which the expropriated asset could be sold in a free-market sale or the value of the asset as part of an ongoing business. The aforementioned Article 59 of the Colombian constitution establishes a temporary expropriation for war reasons, which does not require that compensation be paid before expropriation.

5.2.4	Risks Related to Our ADSs

This section discusses potential risks associated with an investment in our American Depository Shares (as opposed to our common shares) by investors outside Colombia.

Holders of our American Depositary Shares (ADSs) may encounter difficulties in protecting their interests.

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

Given that holders of our ADSs may require proxies that entitle the Depositary to vote on shareholder matters prior to shareholders meetings, such holders may be unable to instruct the Depositary in time to vote their shares.

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

Colombia’s International Investment Statute (the set of rules and regulations which govern the international investment and the foreign exchange regime, which include Decree 1068 of 2015, Resolution 1 of 2018 and External Circular DCIP83 issued by the Colombian Central Bank among others), regulates the way in which non-Colombian residents can invest in Colombia and participate in the Colombian securities market. Among other requirements, Colombian law requires foreign investors to register certain foreign exchange transactions with the Colombian Central Bank and outlines the necessary procedures to authorize certain types of foreign investments. Colombian law requires that certain foreign exchange transactions, including international investment in foreign currency between Colombian residents and non-Colombian residents, must be made through the foreign exchange market, either through authorized intermediaries for the foreign exchange market or compensation accounts, which are regular bank accounts held abroad by Colombian residents and registered with the Colombian Central Bank. Any income or expenses under our ADR program must be made through the foreign exchange market.

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

Nonresidents who acquire ADRs and either receive profits from this investment, surrender their ADRs or liquidate their investment in ADRs, must register their investment by means of the procedures set forth in section 7.4.1. and 7.4.2. of the External Regulation of the Circular DCIP-83 of the Colombian Central Bank.

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

We are a mixed economy company organized under the laws of Colombia. In addition, most of the members of our Board of Directors and executive officers reside outside the United States. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may not be possible for ADSs holders to effect service of process within the United States upon us or these persons or to enforce judgments against us or them in U.S. courts obtained in such courts predicated upon the civil liability provisions of the U.S. federal securities laws. Colombian courts determine whether to enforce a U.S. judgment predicated on the U.S. securities laws through a procedural system known as exequatur. For a description of these limitations, see section Shareholder Information—Enforcement of Civil Liabilities.

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

As of December 31, 2025, the Colombian Stock Exchange (Bolsa de Valores de Colombia or “BVC” for its acronym in Spanish) had a market capitalization of approximately COP 462,482 billion (USD 122 billion using the rate as of December 30, 2025), and 44% increase when compared to the amount at the end of 2024 considering COP figures. By comparison, the New York Stock Exchange (the “NYSE”) had a market capitalization of USD 45 trillion as of December 31, 2025, and a daily trading volume of approximately USD 274 billion in 2025.

As of December 31, 2025, our shares represented the second highest market capitalization of the BVC accounting for 7.67% of the total MSCI COLCAP index. Measures taken by Ecopetrol in this regard include fulfilling issuer responsibilities through the publication of periodic and relevant information, holding meetings with investors/shareholders, and participating in initiatives/working groups aimed at boosting market liquidity. In November 2022, Ecopetrol was removed from the MSCI Colombia (USD) index due to market variables such as changes in the COP/USD exchange rate and our stock price, which adversely affect an increased market capitalization in U.S. dollars, and therefore affect our compliance with the Minimum Free Float Market Capitalization Requirement of such index. As of the date of this annual report, we cannot determine when we may try to be re-included in the MSCI Colombia (USD) index. Nevertheless, in 2025, Ecopetrol remained in the FTSE Emerging index with a share of 0.0239% in the FTSE Emerging Market Index and 0.0038% in the FTSE Global All Cap Index.

Our subsidiary listed on the BVC, ISA, is also exposed to these risks. As of December 31, 2025, ISA’s shares accounted for 9.08% of the total MSCI COLCAP index.

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

We are subject to the reporting requirements set by Law 964 of 2005, Decree 2555 of 2010, the SFC and the BVC. As a “foreign private issuer” under U.S. securities law, the corporate disclosure requirements that apply to us may not be equivalent to the disclosure requirements that apply to a U.S. issuer and, as a result, you may receive less interim information about us than you would receive from a U.S. issuer. However, in June 2025, the SEC issued a concept release soliciting public comment on potential changes to the definition of foreign private issuer. If the SEC were to adopt changes to the foreign private issuer definition, we could potentially lose our status as a foreign private issuer. If we were to lose our foreign private issuer status, we would be required to comply with all of the disclosure and procedural requirements applicable to U.S. domestic issuers, including the preparation of financial statements in accordance with U.S. GAAP, more frequent periodic reporting and compliance with Regulation FD, among others. Such compliance would increase our legal, accounting and other expenses and would require our management to devote substantial time and resources to comply with these additional regulatory requirements.

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

For example, our controlling shareholder may suggest and approve dividend proposals at the ordinary General Shareholders Assembly, notwithstanding the interest of certain minority shareholders, in an amount that results in us having to reduce our capital expenditure or increase our debt levels. In addition, our controlling shareholder may support decisions to undertake projects that may diverge resources from the company’s long-term strategic goals or make announcements about its intentions related to its holding of the Company’s stock, which may not be in our best interest or in the best interest of our minority shareholders, including holders of our ADSs, and could affect the price of our shares or ADSs. Consequently, to the extent permitted by law, the actions of our controlling shareholder may thereby negatively affect our prospects, results of operations, financial condition and credit rating. See section Shareholder Information—Dividend Policy.

5.3	Risk Management
5.3.1	Integrated Risk Management System and Internal Control System

Under the leadership of the Corporate Compliance Department and its Risk Office, in 2025, Ecopetrol S.A. kept strengthening its Integrated Risk Management System based on the international technical standard ISO 31000, which establishes a set of principles, frame of reference and process or cycle that allow the organization to manage the effects of uncertainty on meeting objectives, to maximize opportunities and assist in establishing strategies and making informed decisions.

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

Three of our most important tools within our risk management approach are:

(i)	Risk Assessment Methodology: To properly prioritize mitigation, treatment and monitoring efforts of risk management at the process level, a standardized methodology was established to assess inherent and residual risk levels. The risk level (Very High, High, Medium, Low or None) is obtained from the combination of the risks (impacts) and the probability of occurrence of those consequences. According to the level of risk, action plans for management and mitigation are defined.
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

(i)

Enterprise Risks: Risks that are directly associated with the business strategy plan of the Company and are systematically monitored by the Management Committee. When defining enterprise risks, the analysis of the internal and external environment is carried out to determine the topics and trends that could have potential or real impact on our strategy. The management of those risks is led by the person accountable for the process and each risk has a defined treatment plan and monitoring indicators. Further information can be found on our Enterprise Risk Map on our website.

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

We have also continued consolidating our internal control systems into a unified system that integrates the best practices called for by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013), Sarbanes–Oxley Act (SOX), governance and management of enterprise IT (COBIT), and our ethics and compliance rules, with the aim of establishing a management system for all control components, thereby allowing us to strengthen all of our control system.

We have also defined guidelines and implemented an Internal Control System (which includes subsidiaries through the subsidiary´s compliance officers), the main purpose of which is to provide reasonable assurance regarding the achievement of all the Company’s objectives relating to operations, strategy, reporting and compliance, through the appropriate risks management and ensuring the effectiveness of our controls and the scope of which includes our subsidiaries. Under those guidelines, each subsidiary must implement and report the performance of its Internal Control System to Ecopetrol S.A. to ensure compliance with the above measures, and the subsidiaries have methodological support from Ecopetrol S.A. when requested. Ecopetrol S.A. also has implemented periodic reporting mechanisms for its subsidiaries to assure all the components and principles of their Internal Control Systems are present and operating. The system performance is systematically monitored by the Board of Directors.

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

To manage and mitigate the risks related to the transition to a low carbon economy and climate change, Ecopetrol, in line with the goal of generating value through TESG, expects to invest around COP 0.9 trillion (3% of 2026 Investment Plan) in non-conventional renewable energy and energy efficiency projects, among others. Approximately 750 MW of additional clean energy generation capacity is expected from projects in operation, construction, and development.

Additionally, we have set shadow price for carbon at USD 40/TCO2 for the years between 2026 and 2029, and USD 50/TCO2 from 2030 onwards which is expected to be used to assess and evaluate current and future projects and investments. To properly adapt the Ecopetrol Group’s business strategy to the transition to a low carbon economy and ensure long-term value creation, we have been conducting energy transition scenario analysis since 2018. In 2023, following the ratification of the 2040 Strategy, three scenarios were constructed to provide a solid and unified frame of reference and to enable us to anticipate and understand the challenges and opportunities of the energy transition. Since 2024, we have started monitoring trends based on these scenarios. The three scenarios developed by Ecopetrol are: (i) Climate Alignment (1.7° - 1.8°C): Transformation to low-emission economies aligns governments and institutions around climate change. In addition, developed countries reach a net zero goal, while other countries follow a slower path. This is not enough to achieve the global net-zero goal of 1.5 ℃; (ii) Energy Balance (1.9° - 2.3°C): Fundamental changes in governments, markets, and society set in motion a long-term energy transition, the debate continues between energy security and accelerating the transition; and (iii) Climate Divergence (2.5° - 2.8°C): Dissimilar interests in decarbonization despite policy, regulation and market changes. Global public policy decisions are insufficient to close the climate ambition gap. See section Strategy and Market Overview—Our Corporate Strategy—2040 Strategy: Energy That Transforms for detailed information on our strategy and carbon shadow price.

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

In November 2025, we presented our first Ecopetrol Group’s Financial Sustainability Report for 2024, prepared using an approach that integrates the standards of the TCFD and the SASB, highlighting progress in strengthening climate-related risk and opportunity management processes through discussions on governance, strategy, risks, metrics and targets. Our climate risk strategy is also being aligned with IFRS S2 Climate-related Disclosures from the ISSB. In addition, at the end of 2025, the risks associated with climate change, water, and biodiversity were updated in the enterprise risk map.

5.3.3	Information Security and Cybersecurity Management

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

Ecopetrol has established governance mechanisms designed to direct, supervise, and ensure effective information security management across the organization. These mechanisms operate at three levels: (i) oversight by the Board of Directors through two specialized committees (the Technology and Innovation Committee and the Audit and Risk Committee); and (ii) a senior executive role responsible for leading and coordinating the Company’s information security, cybersecurity, and cyber defense strategy in alignment with corporate objectives.

Within this framework, the Board of Directors oversees digital and cybersecurity matters through the Technology and Innovation Committee, which reviews the Group’s digital strategy and the operating model for information security, cybersecurity, cyber defense, privacy, and data recovery. The Audit and Risk Committee, within the scope of its functions, oversees risks associated with cybersecurity and information security threats. In addition, an executive role within the Vice Presidency of Science, Technology, and Innovation is responsible for directing, coordinating, and aligning the cybersecurity and information security strategy with the organization’s objectives.

In accordance with the Internal Regulations of the Technology and Innovation Committee of Ecopetrol S.A., the Board of Directors is informed of cybersecurity risks through the Technology and Innovation Committee. In Chapter 4 – Functions of the Technology, and Innovation Committee, include in Article 10:

●	Paragraph 2: provides that the Committee must submit reports to the Board of Directors on the matters addressed and the recommendations made, which constitute the formal mechanism through which the Board is informed.

●	Paragraph 10: establishes that the Committee must review and monitor the digital strategy and the operating model for information security, cybersecurity, cyber defense, privacy, and data recovery, clearly defining the scope of the cybersecurity risks subject to its oversight.

The Cybersecurity and Cyber Defense Management is part of the Vice Presidency of Science, Technology and Innovation, reporting to senior management and the Board of Directors of the Company. In addition, as part of Ecopetrol’s cybersecurity management, ongoing training and awareness plans are carried out and implemented with the Board of Directors, senior management, and users in general, as well as specialized training for our cybersecurity team.

Emerging risks at an industrial and global level keep us constantly evolving in our capabilities and improvements in our processes. New technologies and hybrid ways of working expand the cyber threat landscape in critical infrastructures, making this risk necessary for management, monitoring, and improvement.

Ecopetrol S.A. has incorporated cybersecurity risk as one of its main business risks. Currently, there is a Cybersecurity and Defense Management, composed of a highly qualified, certified and high-performance team, which allows Ecopetrol to raise its cybersecurity measures. This team effectively manages and mitigates cybersecurity risks by implementing various activities aimed at identifying and protecting critical digital assets. Through capabilities such as protecting business operations, protecting supply chain, culture, privacy and data, and operational effectiveness in cybersecurity, the team prevents and contains cyber threats, while monitoring and reporting cybersecurity risks globally. In addition, cybersecurity risks and strategy are overseen by the committees of the board of directors, namely the technology and innovation committee and the audit and risk committee.

The cybersecurity team continues to integrate practices aimed at improving risk awareness and adjusting current information security capabilities in response to evolving cyber threats. As a result of this process, we continuously integrate elements related to cybersecurity threat management. These elements cover several aspects, including the proper configuration of storage devices, comprehensive information security controls, development of policies and procedures for information security, specialized monitoring and cyber threat services, vulnerability management, cyber incident response management, deployment of protection tools, monitoring and response to malicious activities, threat hunting, threat intelligence, security by design, and cybersecurity insurance coverage, among others.

Ecopetrol S.A. has a Security Operations Center (SOC) service, to improve the organization’s ability to identify trends in attacks on both its information technology infrastructure and its Operation Technology, while monitoring its online reputation. Throughout 2025, SOC capabilities remained operational, with a scope of services covering Operation Technology (OT) digital assets. Cybersecurity risk assessments and advanced security testing exercises (RedTeam) carried out on the IT/OT infrastructure of Ecopetrol and its subsidiaries were included, which allowed identifying gaps to improve the overall cybersecurity posture. In addition, specialized monitoring capabilities such as user behavior analysis remain. Although cyberattacks occurred during 2025, all reported events were successfully controlled, with no material effects on processes, equipment, products, services, customer or supplier relationships, competitive conditions, or critical information.

We updated our cybersecurity policies and cyber incident response procedures, by developing wargames that cover several of the business segments and their subordinates. These exercises document how to manage the activation of the cyber insurance policy, the unified command post and the operating model for cyber incident response with Ecopetrol’s internal teams. The action protocol for business crisis scenarios is also regularly reviewed, establishing timely notifications and communication processes with internal and external entities, as well as the roadmap to define and analyze the materiality of a cybersecurity incident. The cyber incident management guide includes the roles, responsibilities, and activities of those involved in responding to a cybersecurity event or alert.

In addition, during 2025, the internal audit department carried out audits of cybersecurity processes to follow up on previous improvement plans. Consequently, action plans were developed to address the identified findings.

Ecopetrol S.A. remains committed to the NGO-C2M2 framework (Cybersecurity Oil and Gas Capability Maturity Model) to manage its maturity and maintain its cybersecurity management system. This involves implementing practices and focusing our capabilities on domains such as information protection, cyber incident response, third-party cybersecurity management, and architecture.

Ecopetrol S.A. has also strengthened its cybersecurity capabilities in 2025 by continuing to incorporate fundamental “Zero Trust” practices and critical information protection controls to mitigate cyber risks in its business units. Another significant initiative throughout 2025 was the cultural awareness campaign focused on three management pillars: (i) training, which consists of the development of new skills, (ii) mobilization, which consists of the promotion and appropriation of change, and (iii) communication, which consists of the promotion of understanding and conviction of behaviors). In addition, the information life cycle was executed to identify, evaluate and manage cybersecurity risks associated with critical information assets and the Ecopetrol Group CSIRT (Cyber Incident Response Center) was inaugurated, which strengthens coordination with public and private entities in the management of cybersecurity incidents. This initiative made it possible to evolve the cybersecurity model leveraged on threat profiling and reduce the detection times of cybersecurity events and incident response times using emerging technologies such as machine learning and artificial intelligence.

The integrated cybersecurity and cyber defense plan defined for the period 2025 to 2040, which applies to a quantitative cyber risk model, was updated and aligned with the integrated plan for Science, Technology and Innovation, as well as with the Ecopetrol Group’s 2040 strategy. The integrated cybersecurity and cyber defense plan includes the following four pillars:

1.	Digital trust: To promote excellence, innovation and cyber collaboration, putting the customer, the Ecopetrol Group and the supply chain at the core of every decision.
2.	Cyber resilience: To strengthen the capacity to respond to cyberattacks and ensure continuous monitoring of cyber activities, covering intelligence, visibility, response and recovery.
3.	Efficiency and Consolidation: To protect data and privacy, establish ethical guidelines and ensure the safe use of artificial intelligence, promoting privacy and ethics in the handling of AI.
4.	Industrial Protection: To include security measures that optimize the comprehensive protection of information and industrial infrastructure, promoting defense and collaboration.

Ecopetrol has an analytics and artificial intelligence policy that establishes the ethical principles the Company follows: transparency, fairness, risk management, privacy, the role of humans, and accountability for AI systems. The policy also identifies key technical risk groups to mitigate when implementing AI projects, such as: risks from poor quality, biased, unrepresentative, or inappropriate data that can impact model accuracy; issues in algorithm development and training; lack of expertise leading to bias or degraded predictions; exposure of models to malicious actors or spurious patterns; risks associated with sharing personal information or data with analytics and AI models; non-compliance with regulations due to limited knowledge among development teams; overlooking variables and perspectives, which may result in adverse organizational decisions through model bias; and risks to confidentiality from using unclassified data and lacking security measures.

The Board of Directors oversees matters related to the adoption and responsible use of artificial intelligence through the Technology and Innovation Committee, which serves as a permanent supporting body. Specifically, the Board receives and evaluates, with prior analysis and recommendations from the Committee, strategic issues concerning technology and innovation, including the use of emerging technologies, digital strategy, and operating models associated with information management, cybersecurity, privacy, and data protection. In this way, the Board of Directors guides and ensures that the adoption of new technologies—such as AI—is carried out in alignment with the corporate strategy, under principles of corporate governance, risk management, and regulatory compliance, guaranteeing responsible and secure use consistent with the interests of the Company and the Ecopetrol Group.

At Ecopetrol, the management of artificial intelligence within the field of Cybersecurity is structured on a comprehensive approach that combines risk analysis, strengthening of technical capacities and development of human talent. For the period 2025–2026, the organization has established a set of actions to ensure the responsible, safe and resilient use of AI-based technologies.

First, an analysis of emerging risks associated with AI is carried out, which includes the identification of vulnerabilities in AI systems, as well as the evaluation of the operational and strategic risks that these technologies can introduce into the corporate environment.

At the same time, the adoption of technologies, tools, and new AI-based approaches aimed at strengthening cybersecurity and information security is being promoted, with the purpose of increasing the capacity for defense, monitoring, and protection of the digital ecosystem.

Likewise, cybersecurity controls aligned with Artificial Intelligence Secure Threat Risk (AISTR) are implemented, which strengthen the capabilities of identification, detection, protection, response and recovery against threats related to AI systems, guaranteeing a safe and resilient operation.

Finally, the strategy contemplates people’s awareness, promoting, safe use and consumption of services based on artificial intelligence. This human component is essential to ensure the mature adoption of AI and prevent risks arising from the lack of knowledge or inappropriate use of these technologies.

5.3.4	Managing Financial Risk

We are exposed to certain risks associated with the nature of our operations and the financial instruments we use. Among the risks that affect our financial assets, liabilities and expected future cash flows are changes in commodity prices, currency exchange rates, interest rates and the credit quality of our counterparties.

Commodity price risk is associated with our day-to-day operations as we export and import crude oil, natural gas, and refined products. We occasionally use hedges to partially protect our financial results from price fluctuations considering that part of our financial exposure under sale and purchase contracts for crude oil and refined products depends on international oil prices. We believe that the risk of such exposure is partially naturally hedged since we are an integrated group (with operations in the exploration and production, refining and petrochemicals, transport and logistics and energy transmission and toll roads concessions segments) and either export crude oil at international market prices or sell refined products at prices that are correlated to international market prices. During 2025, Ecopetrol S.A. and Refinería de Cartagena S.A.S executed strategic commodities hedging operations oriented to mitigate the impact on financial results of the companies for a total of 18.5 million barrels; additionally Ecopetrol S.A., Ecopetrol Trading Asia Pte Ltd, Ecopetrol US Trading LLC, Esenttia S.A. and Refinería de Cartagena S.A.S executed tactical hedging operations due to its exposure to pricing indices different from the commercialization benchmark and different pricing periods between the buying and the selling or processing of physical barrels. A total of 43.2 million barrels and 4.4 million pounds were the subject of tactical hedges oriented at mitigating risks associated with crude oil or commodity imports, supply to refineries and international sales delivered at the destination port. We do not use for speculative or profit-generating purposes.

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

As of December 31, 2025, out of our total debt of USD 28.3 billion, debt denominated in U.S. dollars (USD 21.1 billion) and other currencies (USD 4.4 billion) amounted to USD 25.5 billion in principal. This amount is recognized in our consolidated financial statements at amortized cost, corresponding to the present value of cash flows discounted at the effective interest rate. Of this total, USD 17.8 billion is owed by Ecopetrol S.A., whose functional currency is the Colombian Peso. Therefore, when the Colombian Peso depreciates against the U.S. dollar, the Colombian debt denominated in Colombian Pesos increases year-over-year, and Ecopetrol S.A. is exposed to an exchange rate loss. In contrast, when the Colombian Peso appreciates against the U.S. dollar, the Colombian debt denominated in Colombian Pesos decreases year-over-year, and Ecopetrol S.A. is exposed to an exchange rate gain. Some of the Ecopetrol Group’s subsidiaries have the U.S. dollar as functional currency and are not exposed to a material exchange rate risk resulting from fluctuations in the Colombian Peso against the U.S. dollar. On the asset side, when the financial statements of the Ecopetrol Group are consolidated, the exchange rate differential of the subsidiaries’ assets and liabilities whose functional currency is the U.S. dollar is recognized directly in equity, as part of other comprehensive income. The total consolidated debt expressed in Colombian Pesos as of December 31, 2025, decreased 10.3% on a year-to-year basis, meanwhile the total debt denominated in U.S. dollars and other currencies (excluding debt denominated in Colombian pesos) increased by 3.5%, explained by the effect of exchange rates.

Taking previous considerations into account, we seek to identify and manage currency risk in a comprehensive manner, using an integrated analysis of natural hedges to benefit from the correlation between income or investments in a foreign operation and debt denominated in foreign currency. We adopted accounting hedge as part of our risk management strategy, using two types of natural hedges with our U.S. dollar denominated debt as a financial instrument: (i) cash flow hedge for exports of crude oil, and (ii) hedge of a net investment in a foreign operation. In addition, we may involve the use of financial derivative instruments, and non-derivative financial instruments. As a part of its risk management strategy, using the natural hedge between exports and dollar-denominated debt, in October 2015, USD 7.3 billion of Ecopetrol S.A.’s debt in U.S. dollars was designated as hedge instrument of its future export sales for the period 2015 – 2025. In 2023, Ecopetrol S.A. hedged (i) a new portion of the dollar-denominated debt against future revenues in an amount of USD 1.9 billion, and (ii) USD 2.2 billion with its foreign investments and future revenues. In 2024, Ecopetrol S.A. hedged (i) a new portion of the dollar-denominated debt against future revenues in an amount of USD 1.1 billion, and (ii) USD 0.6 billion with its foreign investments and future revenues. In 2025, no new accounting hedges were designated.

As of December 31, 2025, the outstanding value of the natural accounting hedges was USD 17.0 billion. With the adoption of hedge accounting, the effect of the volatility of the foreign exchange rate on the hedged portion of the debt is highly mitigated and is recognized directly in equity, as part of other comprehensive income.

In addition, we may involve the use of financial derivative instruments, and non-derivative financial instruments. During 2025, Ecopetrol S.A. executed strategic currency hedging operations for a total of USD 1.27 billion.

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

Interest rate risk arises from our exposure to changes in interest rates mainly because of the issuances of floating rate debt linked to SOFR, CPI, IPCA, IBR, CDI and others (with 13.4%, 4.9%, 7.5%, 4.6%, 2.4%, and 1.0% respectively, of the nominal debt balance as of December 31, 2025). Thus, volatility in interest rates may affect the fair value of and cash flows related to our investments and floating rate debt. For 2025 our analysis of credit risk events and global financial markets led us to decide not to hedge interest rate risk. Nevertheless, our capital markets office continuously monitors the performance of interest rates and the effect of interest rates on our financial statements.

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

Regarding liquidity risk, Ecopetrol S.A. forecasts and monitors its cash position daily to review updated expectations for liquidity conditions and the capacity to attend short term obligations. This forecast mainly includes operational income and expenses, capital expenditures expectations, debt and dividend related cash-flows, and other financial cash movements. Additionally, on a monthly basis, management and the Board of Directors review cash evolution, availability and forecasts under Brent scenarios.

Finally, counterparty risk is the potential probability that a borrower or counterparty defaults on any obligation. In our case, we are exposed to this risk as we invest in different financial instruments and receive letters of credit to mitigate our exposure to our commercial counterparties. We manage this risk by monitoring and analyzing the counterparty’s creditworthiness, stock price behavior, spreads on credit default swaps, probability of default, among others.

Hedging guidelines for Ecopetrol S.A. and its subsidiaries

Ecopetrol S.A.’s management established a set of guidelines for hedging strategies for Ecopetrol S.A. and its subsidiaries. These guidelines allow us to use financial instruments to mitigate the impacts in our financial statements as a result of the fluctuation of risk factors, such as commodity prices, exchange rates, interest rates and others.

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

Investment Guidelines Ecopetrol S.A.

Ecopetrol S.A.’s management established guidelines for our investment portfolios. These guidelines determine that investments in Ecopetrol S.A.’s U.S. dollar portfolio and the Colombian Peso portfolio may be invested in fixed income securities issued by entities with a rating equal to or greater than Ecopetrol S.A’s credit risk rating, as rated by any of the internationally recognized rating agencies (Standard & Poor’s, Moody’s, and Fitch Ratings). In order to diversify risk in both our U.S. Dollar and Colombian Peso portfolios, Ecopetrol S.A.’s management will determine both short- and long-term limits by issuer and issuance based on internal analyses and external risk ratings.

Additionally, the portfolios in U.S. Dollar and Colombian Peso of Ecopetrol S.A. is expected to be segmented in the tranches determined by Ecopetrol S.A.’s management, meeting the Company’s working capital and liquidity needs, benchmarks and cash flow projections.

5.4	Legal Proceedings and Related Matters

We are a party to various legal proceedings in the ordinary course of business. Other than the proceedings disclosed in this annual report, we are not involved in any pending (or, to our knowledge, threatened) litigation or arbitration proceeding that we expect to have a material adverse effect on our Company. Other legal proceedings that are pending against or involve us and our subsidiaries are incidental to the conduct of our and their business. We believe that the ultimate disposition of such other proceedings individually or in an aggregate basis will not have a material adverse effect on our consolidated financial condition or results of operations.

As of December 31, 2025, Ecopetrol S.A. was a party to 7,827 legal proceedings relating to civil, criminal, administrative, tax, constitutional, arbitration and labor claims, out of which 5,380 were filed against us in the Colombian courts and arbitration tribunals, of which 400 had an accrual provision. We allocate enough money and time to defend these claims. Historically, we have been successful in defending lawsuits filed against us. Other than the environmental administrative proceedings described in the last paragraph of this section, based on the advice of our legal advisors, it is reasonable to assume that the litigation procedures brought against us will not materially affect our financial position or solvency regardless of the outcome. See Note 23 to our consolidated financial statements included in this annual report for a discussion of our legal proceedings.

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

Ecopetrol S.A. and national and local authorities agreed to develop a project consisting of an alternative to the water supply intake of the aqueduct in Cúcuta. In December 2011, our Board of Directors approved our participation in the project as part of the support of our contingency plans and relationship with stakeholders. On November 10, 2017, an agreement was signed with the purpose of building the alternative water supply at a cost of approximately COP 425.09 billion. According to the agreement, we oversee the construction of the aforementioned infrastructure. As of the date of this annual report, the construction projects continue their progress. Their statuses are currently the following: (i) for subproject 1, the initial delivery process was made official to the municipality of Cúcuta and overall progress is of 100%, and (ii) for subprojects 3 and 4, the infrastructure corresponding to the gantry and storage tanks has been delivered, the commissioning of the sludge treatment system is underway, and overall progress stands at 98.7%.

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

On March 10, 2017, a mandatory settlement hearing was held to seek an agreement, but it failed.

In January 2018, a judicial order was issued to commence the evidence production phase, a decision which was objected to by the parties.

In September 2018, all the ordered statements were made, the evidentiary stage was finalized, and the parties filed their final closing arguments.

Afterwards, once the requests and appeals were resolved, the Court admitted the evidence, closed the evidentiary period, and the final arguments were presented. The closure of evidentiary period was appealed by several parties on the grounds that it was premature.

As of the date of this annual report, a first instance judgment is pending. The Court has consolidated several process-related judicial proceedings related to the class action suit, despite some objections and annulment motions from some of the parties involved and is currently reviewing the arguments on the appeals against its decision.

Class Action and Constitutional Protection Claim of the AWA Indigenous Community

Class Action

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

On November 14, 2020, the Administrative Court of Cundinamarca declared that an inadequate claim was filed by the AWA community, considering that the claims related to the re-establishment of measures specific to restitution, rehabilitation, satisfaction and guarantees of non-repetition, could not be sought through a class action.

Although the plaintiffs did not clearly determine the amount of their claims, Ecopetrol S.A. and the National Agency for Legal Defense of the State (Agencia Nacional de Defensa Jurídica del Estado or “ANDJE”) had initially estimated the amount to be approximately COP 358,201,371,800.

On July 9, 2025, the conciliation hearing was held. However, the parties did not reach an agreement. Although the evidentiary stage was meant to start, by means of writ dated December 5, 2025, the Tribunal admitted the amendment of the complaint that had been filed by the plaintiffs in August 2022. The writ was challenged by Cenit, and the motion of reconsideration is still pending to be decided.

Constitutional Protection Claim

In February 2024, the AWA people filed a constitutional protection action against Ecopetrol, Cenit and other entities, for the alleged violation of the fundamental rights to a healthy environment, health, water, food, rights of future generations and comprehensive reparation of the plaintiffs, due to crude oil spills that have occurred in their territory derived, mainly, from the installation of illicit valves and the perpetration of terrorist attacks on the Pipeline Transandino (“OTA”). Therefore, the lawsuit invokes the same facts and claims of the class action that was filed by the same Indigenous people. The constitutional protection lawsuit, which was denied in the first and second judicial instances, was revoked by the Constitutional Court.

In the abovementioned judgement, the court ordered Cenit and Ecopetrol to maintain the suspension of the OTA operations until at least five conditions are met: (i) access to potable water is guaranteed for the affected communities; (ii) the baseline diagnostic study of the contamination caused by the spills is finalized; (iii) a comprehensive risk analysis is conducted, covering all impacts derived from the development of the operation; (iv) all appropriate measures are adopted to prevent threats or risks of spills and the safety of the affected people is guaranteed; and (v) the possibility of changing the route or location of the pipeline is studied. No financial reparations were ordered.

Reficar Class Action Lawsuit

On September 30, 2022, Ms. Yira Paola Ramos Avendaño and 48 others filed a lawsuit seeking damages against current and former officials of Ecopetrol S.A. and Reficar, alleging cost overruns and irregularities during the expansion and remodeling of the Cartagena Refinery. The claims were estimated at USD 5,106,000,000. The Administrative Court of Cundinamarca admitted the lawsuit on December 12, 2023, and ordered Reficar and Ecopetrol to appear in court. On February 4, 2025, the court declared null and void the order that mandated the summons and ordered the inclusion of Ecopetrol and Reficar as interested third parties. This order was upheld on reconsideration and appeal, and on July 1, 2025, Ecopetrol responded to the lawsuit and filed preliminary objections.

Helicol

The dispute emerged after the Ecopetrol Group companies (Ecopetrol, Cenit, ODL, ODC, and Ocensa) terminated early, on March 3, 2025, the CW215358 synergy contract signed by them and Helicol, as well as the individual contracts derived from the synergy contract (including, among others, Ecopetrol contract CW215366), which were intended to provide helicopter air transport services for the Ecopetrol Group. In this regard, the aforementioned companies found that Helicol breached its obligations relating to the preparation of the requirements necessary to initiate operations on the agreed date, without having been able to prove its alleged diligent and good-faith conduct, since its actions were untimely and incomplete, and, on the other hand, the existence of an exemption from liability, because the administrative delay by the Civil Aviation Authority did not constitute an irresistible, unforeseeable, or external cause.

As a result of the early termination of the contracts, on July 22, 2025, Helicol filed suit against the group companies through the contract disputes proceeding, primarily seeking a declaration that it had duly and in good faith complied with the obligations incumbent upon it, among other relief, and requesting that the defendants be ordered to pay the corresponding damages.

On December 9, 2025, Ecopetrol filed its statement of defense and brought a counterclaim seeking that Helicol compensate it for the losses caused by Helicol’s breach, as well as payment of the penalty (liquidated damages) clause agreed in the synergy contract and in contract CW215366.

On January 14, 2026, Helicol amended its complaint, mainly to correct one of its claims and to supplement the facts and evidence. By order dated February 2, 2026, notified on February 3, 2026, the aforementioned amendment to the complaint filed by Helicol was admitted, and the defendants were served notice to respond thereto.

Environmental Administrative Proceedings

As of December 2025, Ecopetrol S.A. was part of 172 environmental administrative proceedings, of which 168 were initiated before 2024 and five during 2025. It is not possible for us to determine whether the pending proceedings could have a material effect on Ecopetrol S.A. During 2025, 12 proceedings were concluded, in one of them, we were subject a COP 93,703,928 monetary fines through ANLA Resolution 0739 of April 16, 2025.

Ecopetrol’s stake in Offshore International Group investigation

In 2009, Ecopetrol acquired a 50% ownership interest in Offshore International Group Inc. (OIG). OIG carries out crude oil exploration and production activities in Peru. This equity interest was recognized as an investment in a joint venture (entity over which the Ecopetrol Group had significant influence but did not control and as a result was not considered an affiliate or subsidiary) and recorded using the equity method of accounting. On January 19, 2021, Ecopetrol consummated the sale of all of its shares in OIG.

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

As of the date of this annual report, the Office of the General Comptroller’s investigation names two former members of senior management—the Chief Operating Officer of Ecopetrol (until May 2024), and the Chief Executive Officer of Cenit S.A. (until July 2024), in each case, in their capacity as members of OIG’s Board of Directors.

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

The following are the most significant investigations and proceedings carried out by the Office of the Comptroller General and the Prosecurtor’s Office. All investigations and proceedings by the Attorney General’s Office and the Office of the Comptroller General closed on 2024 without liability for Ecopetrol (for information on such proceedings by the Attorney General’s Office, see our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission on April 23, 2025).

1.	The Office of the Comptroller General’s investigations and proceedings.
1.1

Because of the amendment of the schedule and budget related to Cartagena refinery’s expansion and modernization project (the “Project”), the Office of the Comptroller General conducted a special audit action of the Project in 2016 and issued a final report to Reficar on December 5, 2016. The report detailed 36 findings, most of which were related to increased costs compared to the budget for services, labor and materials. As requested, Reficar executed an action plan addressing the 36 findings. See our annual report on form 20-F for the fiscal year ended December 31, 2024 for further information regarding the Attorney General’s Office decision on December 10, 2021, in relation to the 36 findings.

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

On June 5, 2018, the Office of the Comptroller General split the initial proceeding into two different proceedings. The first one is related to the increase in the Project’s budget and the second one is related to the lost profits due to extension in the Project’s schedule:

1.2.1.

Regarding the first proceeding, on June 5, 2018, the Office of the Comptroller General indicted: (i) 15 individuals, which include former members of Reficar’s Board of Directors, a former employee of Ecopetrol, and former employees of Reficar, (ii) CB&I Americas Ltd., CB&I UK Limited, CBI Colombiana S.A., Foster Wheeler USA Corporation and Process Consultants Inc, and the following insurance companies, Compañía Aseguradora de Finanzas S.A, Coaseguro Confianza S.A., Liberty Seguros S.A., CHUBB de Colombia Compañía de Seguros S.A., Seguros Colpatria S.A. and Mapfre Seguros Generales de Colombia S.A., as third parties with joint liability.

As for the other 21 individuals initially investigated in 2017, the Office of the Comptroller General closed the investigations.

On April 26, 2021, the Office of the Comptroller General decided on the charges for violation of financial responsibility for an amount of COP 2.95 trillion in connection with the approval of the capital expenditure modifications to the Project. This decision was made against seven former members of Reficar’s Board of Directors, five former Reficar employees, four contractors that rendered their services during the execution of the Project and four insurance companies. They were found liable among others, for: (i) having approved of additions to the Project’s capital expenditure, knowing that the value proposition and profitability of the investment would be affected; (ii) not having ensured the adequate application of the business group investment guidelines. See our annual report on Form 20-F for the fiscal year ended December 31, 2024 for additional detail on the Attorney General’s Office pronouncement issued on May 4, 2021.

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

In February 2023, the Office of the Comptroller General conducted a special visit to the refinery to investigate expenses related to the destination of financial costs, among others, which according to the Comptroller’s Office, entered the project, and their allocation remained unidentified. On April 14, 2023, the Office of the Comptroller General released a technical report of the visit, which, based on information provided by Reficar, concluded that all expenses were properly identified, supported, and associated with services provided by third parties.

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

1.4.

From 2017 to 2024, the Office of the Comptroller General conducted and reported on special and financial audits of Reficar, concluding that the company’s financial statements from 2016 through 2023 did not reasonably reflect its financial position as of each year-end. This situation stemmed from differing interpretations of the applicable accounting principles.

However, on May 22, 2025, the Office of the Comptroller General issued the financial audit report for fiscal year 2024, concluding that Reficar’s financial statements do reasonably present, in all material respects, the company’s financial position as of year-end 2024. The report also confirmed that Reficar’s internal controls are adequate and effective.

As of the date of this annual report, the current Boards of Directors of Ecopetrol and Reficar are not part of the Comptroller General proceedings.

2.	The Prosecutor’s Office investigations:

The Prosecutor’s Office has been conducting the following legal proceedings in which Ecopetrol and Reficar have been recognized as victims:

2.1

Between July 25 and August 2, 2017, the Prosecutor’s Office indicted the following individuals with charges, the majority of which are related to offenses against the public administration and illegal interest in the execution of agreements: (i) Orlando José Cabrales Martínez (Reficar CEO, 2009-2012); (ii) Reyes Reinoso Yánez (Reficar CEO, 2012-2016); (iii) Felipe Laverde Concha (Reficar General Counsel, 2009-March 2017); (iv) Pedro Alfonso Rosales Navarro (Ecopetrol S.A. Downstream Executive Vice President, 2008-2015); (v) Masoud Deidehban (CB&I Executive Project Director); (vi) Phillip Asherman (CB&I CEO) and (vii) Carlos Lloreda (Reficar’s statutory auditor from 2013-2015). The arraignment hearing began on May 30, 2018, and concluded on August 22, 2019.

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

The preparatory trial hearing took place between November 25, 2019 and February 2, 2024. The evidentiary stage concluded on November 14, 2025. Additional hearings are scheduled for April 2026, during which the parties are expected to present their closing arguments.

As of the date of this annual report, no member of Ecopetrol’s current management team, nor the current Boards of Directors of Ecopetrol or Reficar are subject to this process.

2.2

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

2.3

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

2.4

On April 24, 2018, the Prosecutor’s Office indicted Nicolás Isaksson, former employee of Reficar, with alleged charges for offenses against the public administration and illegal interest in the execution of certain agreements. The criminal action is currently suspended until November 2026, due to the application of a plea agreement (principio de oportunidad).

3.	Arbitration Tribunal

On March 8, 2016, Reficar filed a Request for Arbitration before the International Chamber of Commerce (the “ICC”), against Chicago Bridge & Iron Company N.V., CB&I UK Limited, and CBI Colombiana S.A. (jointly “CB&I”) concerning a dispute related to the EPC contract entered into by and between Reficar and CB&I for the expansion of the Cartagena refinery in Cartagena, Colombia. Reficar was the claimant in the ICC arbitration and sought no less than USD 2 billion in damages plus lost profits.

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

Between May 17, 2021, and June 16, 2021, the first two blocks of the merits of hearing took place. On June 16, 2021, the Tribunal ordered the parties to submit two post-hearing briefs, the first one on October 15, 2021, and the second one on November 5, 2021. Additionally, the Tribunal scheduled the hearing for the parties to present their closing arguments on November 18 and 19, 2021.

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

Requirements related to VAT by the National Tax Authority of Colombia

During the first quarter of 2025, Refinería de Cartagena S.A.S. and Ecopetrol S.A. received customs requirements (REAs) — REA 211, REA 264, and REA 289, respectively — from the National Tax Authority of Colombia (DIAN) regarding certain gasoline and diesel import filings for the period from 2022 to 2024. During the second to fourth quarters (2Q–4Q) of 2025, Refinería de Cartagena received additional customs requirements: REA 483, REA 526, REA 525 and REA 533, and Ecopetrol received requirement: REA 525. DIAN considers that the importation of gasoline and diesel during 2022 to 2024 should have been subject to Value Added Tax (VAT) at the general rate of 19%. Nevertheless, Refinería de Cartagena and Ecopetrol believe that their filings were prepared in accordance with current tax and customs legislation and have submitted their responses to the aforementioned requirements.

Subsequently, DIAN issued Official Corrective Liquidations (LOCs) and penalties to Refinería de Cartagena and Ecopetrol, due to the failure to pay VAT on the mentioned filings and periods. Specifically, the LOCs issued against Refinería de Cartagena were identified under the following numbers: LOC 676, LOC 675, LOC 1357, LOC 1380, LOC 1372, and LOC 1373; and against Ecopetrol S.A.: LOC 2078 and LOC 2507.

Both Refinería de Cartagena and Ecopetrol duly lodged the pertinent legal remedies provided by law, formally contesting the claims established by DIAN in all the aforementioned LOCs. In all proceedings against Refinería de Cartagena (6) and Ecopetrol (2), DIAN upheld its determinations and declared that the importation of gasoline and diesel carried out by the companies from 2022 to 2024 should have been subject to VAT, thereby imposing penalties on the companies.

In December 2025, Refinería de Cartagena filed two claims challenging LOC 676 and LOC 675, as well as the resolutions that upheld DIAN’s VAT determinations and the related penalties. These claims were admitted by the competent Administrative Court (Tribunal Administrativo de Bolívar) and are progressing in accordance with the applicable legal framework. With respect to LOC 2078 issued to Ecopetrol and the subsequent resolution that affirmed DIAN’s initial position, in March 2026, Ecopetrol filed a claim challenging these official acts before the competent administrative court (Tribunal Administrativo de Cundinamarca). With respect to the remaining LOCs 1357, 1380, 1372, and 1373 of Refinería de Cartagena, and the resolutions upholding DIAN’s VAT determinations and the associated penalties, the company remain within the statutory period to file the corresponding claims challenging DIAN’s position. Regarding LOC 2507 of Ecopetrol, the claim was filed on April 8, 2026, and it is currently pending admission by the competent administrative court (Tribunal Administrativo de Cundinamarca).

The total amount currently under dispute in relation to the VAT applicable to fuel imports is as follows: (i) COP 2.10 trillion for Refinería de Cartagena; and (ii) COP 10.53 trillion for Ecopetrol. These amounts encompass the assessed VAT, the corresponding penalty, and the interest accrued as of April 30, 2026.

6.	Shareholder Information
6.1	Shareholders’ General Assembly

As of the date of this annual report, two meetings of the General Shareholders Assembly have been held in 2026: an extraordinary meeting on February 5 and the ordinary meeting on March 27.

At the extraordinary meeting, among other matters, the election of the members of the Board of Directors for the remainder of the 2025- 2029 term, was approved.

At the ordinary meeting, among other matters, the following items were approved:

•

The plan for distribution of the Company’s profits, which establishes the distribution of an ordinary dividend per share of COP 121, payable to minority shareholders in a single installment no later than April 30, 2026. With respect to majority shareholder, a payment of COP 4.0 trillion will be made no later than April 30, 2026, with the remaining amount of COP402,559,398,481 to be paid no later than June 30, 2026.

•	The establishment of an occasional reserve of COP 21,141,420,537,494 in order to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
•	The Board of Directors’ Corporate Governance Report.
•	The 2025 Integrated Management Report.

•	The audited individual and consolidated financial statements as of December 31, 2025.
•	The merger and the merger agreement to be entered into by and between Ecopetrol (as surviving company), and Parque Solar Portón del Sol S.A.S. (as absorbed company).
6.2	Dividend Policy

In 2018, the Board of Directors approved a dividend policy consisting of the ordinary distribution of between 40% and 60% of the adjusted net income of the Company of each fiscal year (subject to the annual review, the amount of distributable earnings may be adjusted or left unchanged). For this purpose, the Board of Directors shall assess overall delivery against the Company’s financial targets, as well as the macroeconomic environment, projected cash requirements for delivering on our Business Plan and strategy, while maintaining appropriate financial flexibility in keeping the Company’s debt metrics in line with an investment grade rating. The policy does not preclude the distribution of extraordinary dividends above the 40% to 60% range, under exceptional circumstances and with due consideration of the above criteria. The maximum amount to be distributed is the profits available to shareholders (net income after release and appropriation for legal, fiscal and occasional reserves).

Pursuant to Colombian law, dividend distribution to our shareholders must be approved by a 78% majority of the shares represented in the corresponding General Shareholders Assembly. In the absence of this special majority, at least 50% of the net profits must be distributed.

On March 27, 2026, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of COP 121 per share, for the fiscal year ended December 31, 2025; based on the number of outstanding shares as of December 31, 2025. The payment is expected to be made in one installment on April 30, 2026 to our minority shareholders. The payment to the majority shareholder will be made in two installments on April 30 and June 30, 2026.

On March 28, 2025, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of COP 214 per share for the fiscal year ended December 31, 2024; based on the number of outstanding shares as of December 31, 2024. The payment was made in two different installments on April 4 and April 29, 2025, to our minority shareholders. The payment to the majority shareholder was made in three installments on April 4, April 29, and June 27, 2025.

On March 22, 2024, our shareholders at the ordinary General Shareholders Assembly approved an ordinary dividend of COP 278 per share for the fiscal year ended December 31, 2023 and an extraordinary dividend of COP 34 per share for the above mentioned fiscal year, amounting to a total of COP 312 per share; both based on the number of outstanding shares as of December 31, 2023. The payment was made in two different installments on April 3, 2024, and June 26, 2024 to our minority shareholders. The payment to the majority shareholder was made before December 31, 2024, considering the payment schedule of the balance of the Fuel Price Stabilization Fund (FEPC) corresponding to its 2023 accumulation.

On March 30, 2023, our shareholders at the ordinary General Shareholder’s Assembly approved an ordinary dividend of 60% of our net income for the fiscal year ended December 31, 2022 amounting to COP 20,023,830 million, or COP 487 per share, and an extraordinary dividend of 13% of our net income for the above mentioned fiscal year, amounting to COP 4,358,369 million or COP 106 per share; both based on the number of outstanding shares as of December 31, 2022. The payment was made in three different installments on April 27, September 28 and December 21, 2023, to our minority shareholders amounting COP 2,806,020 and for the majority shareholder, the total dividend payment was offset against the accounts receivable from the FEPC for the amount of COP 21,576,179 million.

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

Transfers of electronic shares is required to be negotiated through the Colombian Stock Exchange. In Colombia, only brokerage firms called Sociedades Comisionistas de Bolsa are authorized to make the transfer of shares through the Colombian Stock Exchange. The transfer of shares is registered in the Centralized Security Deposit (Depósito Centralizado de Valores) or DECEVAL, through the relevant stockbrokers. DECEVAL records the share transfer on its systems, to make the corresponding registration in the issuer stock ledger.

Under Colombian legislation, if a transfer of shares has a value equivalent to or higher than 66,000 UVR (the UVR was COP 397.12 as of December 31, 2025) it must be made through the BVC if the shares are registered with the BVC. Otherwise, shareholders can freely negotiate a transfer of shares.

Nevertheless, pursuant to Decree 2555 of 2010 Article 6.15.1.1.2 the following transfers are not required to be performed through the BVC:

●	Transfers between shareholders who are considered to be the same beneficial owner;
●	Transfer of shares owned by financial institutions, under supervision of the SFC, that are in a liquidation process;
●	Repurchases of shares by the issuer;
●	Property delivered in lieu of payment, or payment of money or other valuable property, different than the amount owed or demanded, in exchange for the payment of the debt;
●	Transfer of shares made by the Nation or the Financial Institutions Warranty Fund (Fondo de Garantías de Instituciones Financieras) or FOGAFIN;
●	Transfer of shares issued abroad by Colombian companies, provided they take place outside Colombia;
●	Transfer of shares issued by foreign companies, offered through a public offering in Colombia, provided that they take place outside Colombia;
●	Transfers made by the Central Counterparty Risk Chamber, in accordance with the provisions of paragraph 2 of Article 2.13.1.1.1. of this Decree;
●	Purchase and sale transactions of shares listed on the stock exchange that are carried out as part of simultaneous operations and temporary transfers of securities within the framework of recurring securities lending programs;
•	Purchase and sale transactions of shares listed on the stock exchange that are carried out as part of temporary transfers of securities in the over-the-counter market; and
●	Any other transaction specifically authorized by the SFC to take place outside the BVC.

For the purposes described above, multiple transfer transactions made within one hundred twenty (120) calendar days, between the same parties on shares of the same issuer and under similar conditions, are considered a single transfer.

During the first quarter of 2025, Ecopetrol announced that, in compliance with Article 2.27.2.1.1 of Decree 2555 of 2010, it implemented a market maker program for Ecopetrol’s shares listed on the Colombian Stock Exchange, for a 12-month period. For this purpose, Ecopetrol entered into agreements with Valores Bancolombia S.A. Comisionista de Bolsa and Andes Investment Group Inc., a subsidiary of the Chilean group Larraín Vial. Andes Investment Group Inc. began operating on March 3, 2025, while Valores Bancolombia S.A. Comisionista de Bolsa, began operating on March 14, 2025, upon authorization from the Colombian Stock Exchange. With this program, Ecopetrol aimed to contribute to the improvement of trading conditions, price formation, depth and liquidity of its shares in Colombia, thereby strengthening the Colombian capital markets and generating value for its shareholders.

As a result of the implementation of the market maker program the trading volume of Ecopetrol shares grew by 196% between January and December 2025, compared to the same period in 2024. The average daily trading volume of the stock was 12,300,000 million shares, which was driven by the participation of liquidity providers who maintain constant buy and sell orders, facilitating trading of the stock. Considering these results, the agreement with Valores Bancolombia S.A. Comisionista de Bolsa was extended until December 31, 2026. For the case of Andes Investment Group Inc, a new agreement was signed with its stock brokerage firm in Colombia, Larrain Vial Colombia S.A. Comisionista De Bolsa, until December 31, 2026.

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

Please refer to Exhibits 4.7 to 4.16 and 4.31 to this annual report for the information relating to these debt securities required by Item 12.A of Form 20 - F.

6.5	Description of Ecopetrol ADRs

Fees and Charges That a Holder of Our ADSs May Have to Pay, Either Directly or Indirectly

In January 2025, Ecopetrol reached an agreement with JPMorgan Chase Bank N.A., the depositary bank of its American Depositary Receipts (ADR) program, to reduce the conversion cost by 50% for the issuance and cancelation of ADRs in the United States. This temporary measure has been effective since 2025 and will remain in effect until December 31, 2026. This initiative has strengthened international demand for the stock, improved liquidity, and reduced access barriers for foreign investors, thereby facilitating greater exposure to Ecopetrol’s shares.

JPMorgan Chase Bank, N.A. may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or Deposited Securities, and each person surrendering ADSs for withdrawal of Deposited Securities in any manner permitted by the Deposit Agreement or whose ADSs are cancelled or reduced for any other reason, USD 5.00 for each 100 ADS (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The Depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

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

Fees and Other Direct and Indirect Payments Made by the Depositary to Us

Our Depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. In 2023, reimbursements were made in the amount of approximately USD 2,591,158.19. In 2024, reimbursements were made in an amount of approximately USD 2,705,924.38. In 2025, reimbursements were made in an amount of approximately USD 2,924,562.70.

For more information, see section Recent Developments—Temporal reduction in the conversion cost of Ecopetrol’s ADR.

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

General Rules

Colombian entities and individuals who are deemed to be residents within the Colombian national territory for Colombian tax purposes are subject to Colombian income tax on their worldwide income. Foreign entities and individuals who are not deemed to be residents in Colombia, are subject to income tax in Colombia only with respect to their Colombian-source income, which is generally defined as income obtained from (i) the rendering of services inside Colombian territory, (ii) the exploitation of tangible and intangible assets in Colombia, and (iii) the sale of tangible or intangible assets that are located inside Colombian territory at the time of the sale among others. Double taxation treaties signed by Colombia, if applicable, may provide for special regulations regarding income taxation. Foreign tax residents with a permanent establishment in Colombia will be subject to income tax on their global source income attributable to their operation in Colombia.

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

Dividend payments made to foreign shareholders out of profits accrued at the corporate level as of 2023 are subject to withholding tax as follows:

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

A foreign company or entity will not be deemed to have a permanent establishment by the sole fact that it acts through a broker or any other independent agent provided that such people act in the ordinary course of their business. However, if the independent agent conducts all or nearly all its activities on behalf of that company, and the commercial or financial conditions established between independent enterprises, that agent will no longer be considered an independent agent for these purposes. In addition, passive-income generating activities, such as dividends, royalties and interests, typically do not qualify as entrepreneurial and are not deemed to create permanent establishments.

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

From fiscal year 2023 and onwards, applicable tax rates on dividends paid to non-resident shareholders are as follows: (i) a 20% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016 are not subject to this tax); or (ii) 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus additional 20% dividend tax after applying the initial 35% withholding tax rate.

Further to the above, non-resident entities or non-resident individuals whose investment qualifies as portfolio investments (i.e., investing through a Foreign Funds Administration Account - FFAA) will be taxed upon distribution by means of a withholding tax mechanism. In this case, pursuant to Article 18-1 of the Colombian Tax Code, the applicable withholding tax rate on taxable dividends is 25%, assuming that the dividends cannot be attributed to a permanent establishment in Colombia belonging to the shareholder and were not subject to taxation at the corporate level. The abovementioned 20% dividend tax rates, as applicable, apply on the balance of dividends to be distributed to the shareholder investing through an FFAA, or on the gross amount in such cases the dividend is paid out of profits that were subject to taxation at the corporate level. These foreign shareholders subject to this withholding tax are not required to file an income tax return in Colombia.

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

Dividends

As a rule, dividends paid to foreign companies, foreign entities, or to non-resident individuals in Colombia, who are investing in Colombian shares directly or through a FFAA, are treated as national-source income; thus, they are subject to Colombian income tax.

The dividend tax regime was modified as of fiscal year 2023, onwards, dividend taxation will be as follows:

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

If the abovementioned requirements are not met, the capital gain obtained in the sale of shares is subject to income tax or capital gains tax, under the following rules:

(i)

The gain or loss arising therefrom will be the difference between the sale price and the tax basis of the shares. As a rule, the tax basis of shares is equal to the price paid for such shares (i.e., cost of acquisition).

(ii)

The applicable tax rate and the withholding tax rate must be determined case-by-case basis. Generally, if the shares have been owned for at least two years and qualify as fixed assets (i.e., they are not sold within their ordinary course of business), the profits from the sale will qualify as capital gains taxable at 15%; otherwise, profits will qualify as ordinary income, subject to a 35% income tax for fiscal year 2022 onwards.

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

Extraordinary Taxes Decreed Under Decree 175 of 2025

Decree 1474 introduced tax measures intended to address the State of Economic Emergency declared by the National Government through Decree 1390 of 2025. These measures include, among other measures, the introduction of: (i) the Special Tax for Fiscal Stability; and (ii) the non-deductibility of royalties.

Special Tax for Fiscal Stability

This tax applies to: (i) the first sale of hydrocarbons and coal within or from Colombia; and (ii) the submission and acceptance of the export clearance request for hydrocarbons and coal for outside Colombia.

Decree 1474 specifies that the taxable products are those classified under the following tariff classifications: 27.01 (Coal; briquettes, ovoids, and similar solid fuels manufactured from coal); 27.09 (Crude petroleum oils or oils obtained from bituminous minerals).

As of April 2026, the Constitutional Court rules that Decree 175 of 2025 is unconstitutional, therefore, measures adopted under said decree have been revoked.

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

Must be paid at the time the export clearance request is filed and accepted. This rule applies to clearance requests filed and accepted on or after December 30, 2025.

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

During taxable year 2026, the royalties established under Articles 360 and 361 of the Political Constitution of Colombia will not be treated as a cost or deductible expense for taxpayers required to pay them. The non-deductible amount corresponding to royalties paid in cash or in kind will equal the total production cost of the non-renewable natural resources associated with generating the economic consideration paid as royalties.

The total production cost of non-renewable natural resources (CTP, per its acronym in Spanish) will be determined by summing the annual production costs of the non-renewable natural resources paid as royalties (ΣCP, per its acronym in Spanish):

The annual production cost (CP, per its acronym in Spanish) of non-renewable natural resources paid as royalties is calculated by multiplying the volume of non-renewable natural resources paid as royalties (VR, per its acronym in Spanish) by the unit production cost (CU, per its acronym in Spanish):

CU is calculated by dividing the total annual cost (CT, per its acronym in Spanish) by the total annual volume produced of the non-renewable natural resource (VT, per its acronym in Spanish):

The annual CT corresponds to the sum of all costs associated with production, including, but not limited to, those listed in Article 143-1 of the Colombian Tax Code, as well as costs incurred in the extraction, collection, processing, and storage phases.

Extraordinary Taxes Decreed Under Decree 173 of 2026

Decree 173 of 2026 introduced extraordinary tax measures in the context of the Economic, Social and Ecological Emergency declared by the Decree 0150 of 2026, including the temporary wealth tax applicable to legal entities for fiscal year 2026. The payment of this tax must be made during the months of April and May 2026.

Such measures are subject to automatic review by the Constitutional Court of Colombia, which will assess their constitutionality, while the tax is triggered by the possession of net equity as of March 1, 2026 and subject to specific rates, exclusions, and compliance obligations.

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

If you are a non-corporate U.S. Holder, dividends that constitute qualified dividend income will be taxable to you at the preferential rates applicable to long-term capital gains, provided that you meet certain holding requirements. Dividends paid on the ADSs will be treated as qualified dividend income if (1) the ADSs are readily tradable on an established securities market in the United States and (2) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (PFIC). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States, as long as they are so listed. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2025 year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for the 2026 taxable year. However, this conclusion is a factual determination that is made annually and thus may be subject to change. Based on existing guidance, it is not clear whether dividends received with respect to the common shares will be treated as qualified dividends. Holders of ADSs and common shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of the considerations discussed above and their own particular circumstances.

A U.S. Holder may be eligible, subject to a number of complex limitations and conditions and the Foreign Tax Credit Regulations (as defined below), to claim a U.S. foreign tax credit in respect of any Colombian income taxes withheld on dividends received on common shares or ADSs. For purposes of calculating the foreign tax credit, dividends paid on our common shares or ADSs will be treated as income from sources outside of the United States and will generally constitute passive category income. However, Treasury regulations that apply to taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the Foreign Tax Credit Regulations) impose additional requirements for foreign taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. A notice from the IRS provides temporary relief from the Foreign Tax Credit Regulations by allowing taxpayers to apply a modified version of the regulations for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance), provided that the taxpayer consistently applies such modified version of the U.S. Treasury regulations and complies with specific requirements set forth in a previous notice. Any taxes imposed by Colombia on dividends received generally will qualify as potentially creditable taxes if a U.S. Holder applies a modified version of the U.S. Treasury regulations pursuant to the notice. However, a U.S. Holder will generally be denied a foreign tax credit for foreign taxes imposed with respect to the dividends where the U.S. Holder does not meet a minimum holding period requirement. In the case of all other U.S. Holders, the application of these requirements to the Colombian tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Colombian tax is not a creditable tax or a U.S. Holder does not elect to claim a credit for any foreign income taxes paid during the taxable year, such U.S. Holder may instead, at such U.S. Holder’s election, deduct such Colombian income taxes in computing U.S. taxable income, subject to generally applicable limitations and conditions. The rules relating to the eligibility and deductibility of foreign tax credits are extremely complex, and U.S. Holders are urged to consult their own independent tax advisors regarding the availability of foreign tax credits with respect to any Colombian income taxes withheld.

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

On March 31, 2026, the Representative Market Exchange Rate was COP 3,669.96 per USD 1.00. The Federal Reserve Bank of New York does not report a noon-buying rate for Colombian Pesos. The SFC calculates the Representative Market Exchange Rate based on the weighted averages of the buy and sell foreign exchange rates quoted daily by foreign exchange rate market intermediaries including financial institutions for the purchase and sale of U.S. dollars. The SFC also calculates the Representative Market Exchange Rate for each month for purposes of preparing financial statements and converting amounts in foreign currency to Colombian Pesos.

6.9	Major Shareholders

The following table sets forth the names of our major shareholders, and the number of shares and the percentage of outstanding shares owned by them on March 31, 2026:

Table 68 – Major Shareholders

	As of March 31, 2026
Shareholders	Number of shares	% Ownership
Nation(1) – Ministry of Finance and Public Credit	36,384,788,417	88.49
Public float	4,731,906,273	11.51
Total	41,116,694,690	100.00
(1)	Includes 1,600 shares owned by other state entities.

All our ordinary shares have identical voting rights.

As of February 13, 2026, the registration date of our annual general shareholders’ meeting, 3.12% or 1,282,355,460 of our common shares were held of record in form of American Depositary Shares, we had 57 registered holders, and 45,649 beneficiaries of common shares, or ADSs representing common shares, in the United States.

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

The main milestones in corporate governance are described along this chapter.

Corporate Governance System

Corporate governance is the system of rules and practices that govern the decision-making process and delegation of authority between the governing bodies of the Ecopetrol Group, as well as the relationships between the companies that comprise it. Corporate Governance in Ecopetrol is more than a key element for organizational management—it is an element of our strategy that our stakeholders value and monitor continuously, as it generates trust, sustainable results over time and results in long-term value relationships.

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

To leverage the business strategy, Ecopetrol has a Corporate Governance System that aims to provide a consistent, sustainable and objective framework for action to safeguard Ecopetrol’s governance as well as generate synchrony and articulation with the companies of the Ecopetrol Group. The main elements of this system are:

(i)	Boards of Directors: Ecopetrol and Subsidiaries
a.	Promote best management practices on the Boards of Ecopetrol and in the other Ecopetrol Group’s companies.
b.	Ensure alignment of the strategy under the Ecopetrol Group’s management by business lines.

(ii)	Senior Management Committees
a.	Establish the structure of the Senior Management Committees (operating, monitoring and improvement mechanisms).
b.	Optimize Ecopetrol senior management time.
(iii)	Matrix of Decisions and Attributions
a.	Define the key or more relevant decisions of the Ecopetrol Group.
b.	Establish which governing bodies are responsible for making key decisions.
c.	Define how these decisions are made.
(iv)	Relationship Model
a.	Establish the way in which the areas within the Ecopetrol Group’s scope are related to the Ecopetrol Group’s companies.
b.	Capture the Ecopetrol Group’s synergies.
c.	Manage articulation through management or administration by business lines.

Key Corporate Governance Milestones in 2025

In 2025, within the framework of the corporate governance model, strategic decisions were adopted to support the achievement of the goals set forth in the 2040 Strategy, contributing to the strengthening of sustainability and value creation for the Ecopetrol Group.

In this context, progress was made in enhancing the governance of the Ecopetrol Group through greater alignment and strategic synchronization among corporate bodies and governance structures, fostering the adoption of best practices in processes and decision-making.

The following milestones reflect the key advancements achieved in corporate governance during the year:

i. Bylaw Amendment: Inclusion of an Employee as a Member of the Board of Directors

The OECD has highlighted that the inclusion of company employees as members of boards of directors or supervisory boards can generate benefits such as stronger commitment to long-term strategy, improved information flow between employees and management, and a more cohesive organizational culture.

In this context, and in compliance with the decision adopted by the General Shareholders’ Meeting during its ordinary session held on March 28, 2025, an extraordinary meeting of the highest corporate body was convened on November 11, 2025. During this session, a bylaw amendment was approved. This amendment included, among other aspects, the incorporation—within the seventh position of the list of candidates to the Company’s Board of Directors presented by the Nation—of one employee previously elected through a voting process conducted among Ecopetrol employees.

This adjustment reflects the evolution of Ecopetrol’s corporate governance practices without altering the fundamental principles of the fiduciary duty of Board members, who must always act in the best interest of the Company and all shareholders, regardless of the origin of their nomination.

ii. Integration into the Ecopetrol Group of Subsidiaries within the Energy for the Transition Business Line

In 2025, the Ecopetrol Group integrated eight (8) new companies into the Energy for the Transition business line, all dedicated to renewable energy generation. In July, the Company acquired Wind Autogeneración S.A.S., owner of the Windpeshi wind project. In November, it completed the acquisition of an operating company and six special-purpose entities that own solar projects in Colombia, including Parque Solar Portón del Sol S.A.S.

The integration of these companies into the Ecopetrol Group strengthens the Energy for the Transition business line with assets that contribute to decarbonization and self-consumption of energy, in alignment with the objective of reducing it from our cost base in our operations and gain competitiveness considering the gap in the market. These transactions represent a milestone in Ecopetrol’s entry into the development of non-conventional renewable energy projects in Colombia.

From a Corporate Governance standpoint, these companies were aligned with the Ecopetrol Group’s governance model to ensure effective articulation with the parent company. The measures adopted included: (i) registration of control situations and the Ecopetrol S.A. business group structure; (ii) amendments to bylaws to incorporate good practices and guidelines established by Ecopetrol; and (iii) updates to governance bodies and their authorities, including the establishment of Boards of Directors as governing and oversight bodies in the case of operational companies.

iii. Update of the Ecopetrol Relationship Model with the Ecopetrol Group

The Group Relationship Model defines the way in which Ecopetrol (a) guides the Ecopetrol Group companies and their businesses through guidelines, controls, and services/synergy capture; and (b) the way in which these companies adopt and implement such guidelines and controls.

In alignment with the updates to the Company’s organizational structure and certain processes, in 2025 Ecopetrol updated the thematic areas through which it provides guidance to the Ecopetrol Group companies, with the following objectives:

-	Strengthen a unified Ecopetrol Group vision, promote coordinated management between the parent company and its subsidiaries, and support the achievement of the Ecopetrol Group’s strategic objectives.
-	Standardize interactions for critical and high-impact matters, based on the GE Strategy and its material topics, regardless of the type of controlled company.

Corporate Governance Benchmark

i.	Ecopetrol’s Implementation of the Colombian Code of Best Corporate Practices (Código País)

In 2025, Ecopetrol achieved a score of 91.89% in the implementation of the recommended practices established in Colombia’s Code of Best Corporate Practices (Código País). The survey on the adoption of best practices is submitted to the Financial Superintendence of Colombia and reflects Ecopetrol S.A.’s level of alignment with the corporate governance recommendations set forth in the Colombian’s Code of Best Corporate Practices.

ii.	Positive Evolution of Female Representation on Boards

Law 2294 of 2023 (National Development Plan 2022-2026) established that, starting in 2026, issuers must have 30% women on their boards of directors. Ecopetrol incorporated this requirement into its bylaws in 2024.

From 2022 to 2025, the Ecopetrol Group achieved a steady strengthening of female representation on the boards of its controlled companies, reflecting its ongoing commitment to diversity and inclusive governance. The indicator increased from 24% in 2022 and 2024, reaching 29% in 2025 - its highest level in the period. This sustained progress highlights the Group’s efforts to promote balanced leadership structures, enhance decision-making through gender diversity, and align with global best practices in corporate governance.

Statement of the Nation as Majority Shareholder

Ecopetrol’s majority shareholder (the Nation, represented by the Ministry of Finance and Public Credit), is unilaterally committed to protect the interests of the minority shareholders in the following topics:

●	Composition of Board of Directors: including a Representative for the hydrocarbon producing departments where Ecopetrol operates and a Representative for the minority shareholders, who will be chosen by the 10 shareholders with the largest stock participations. Ecopetrol has adopted the practice of having a majority of independent members. The current Board of Directors is composed of nine members: five independent and four non-independent who were elected at the General Meeting of Shareholders held on February 5, 2026.
●	Dividend policy: guaranteeing the right of each shareholder to receive his pro rata dividends in accordance with Colombian law.

●	Issues not included in the agenda of extraordinary meetings of the General Shareholders Assembly: permitting a vote on those initiatives submitted by one or more shareholders representing at least 2% of the subscribed shares of the company.
●	Asset disposal: ensuring that any asset disposal of an amount equal or higher than 15% of the stock exchange capitalization of Ecopetrol S.A. is discussed and decided by the General Shareholders’ Assembly and that the Nation will only vote affirmatively if the vote of minority shareholders is equal to or exceeds 2% of the shares subscribed by shareholders other than the Nation.
7.1	Bylaws

The Bylaws of Ecopetrol S.A. are contained in Public Deed No. 5314 of December 14, 2007, issued by the Second Notary of Bogotá; amended by Public Deed No. 560 of May 23, 2011, issued by the Notary Forty-Six of Bogotá, Deed No. 666 of May 7, 2013, issued by the Notary Sixty-Five of Bogotá, Deed No. 1049 of May 19, 2015, issued by the Notary Second of Bogotá, Deed No. 0685 of May 2, 2018, issued by the Notary Twenty of Bogotá, Deed No. 888 of May 28, 2019 issued by the Notary Twenty Third of Bogotá, Deed No. 6527 issued by the Notary Twenty Nine of Bogotá of June 08, 2020, Deed No. 10976 of May 6, 2021 issued by the Notary Twenty Nine of Bogotá, Deed No. 9184 of May 11, 2022 issued by the Notary Twenty Nine of Bogotá, Deed No. 137 of February 20, 2024, issued by the Notary Six of Bogotá, Deed No. 3136 of May 21, 2024 issued by the Notary Sixty Eight of Bogotá, Deed No. 1273 of June 18, 2024, issued by the Notary Fifty Two of Bogotá. The most recent amendment to the corporate bylaws, approved by the General Shareholders’ Meeting on November 11, 2025. As of the date of this annual report, such amendment is in the process of being formalized and registered, which are necessary for it to be effective against third parties. An English translation of the amended bylaws is included as Exhibit 1.1 to this annual report.

The latest amendment to the Company’s bylaws, change the composition of the board of directors include one employee-elected candidate (seventh seat in the Nation’s list of the Board of Directors).

This summary does not purport to be complete and is qualified by reference to our bylaws, which are filed as an exhibit to this annual report. For a description of the provisions of our bylaws relating to our Board of Directors and its committees, see sections Corporate Governance—Board of Directors—Board Practices and Corporate Governance—Board of Directors—Board Committees.

General Shareholders’ Meetings

Shareholders’ Meetings may be ordinary or extraordinary. Ordinary meetings will take place in our legal domicile located in Bogotá, Colombia, within the first three months following the end of each fiscal year, on the day and at the time set forth in the notice for the General Shareholders’ Meeting. The call for the General Shareholders’ Meeting is published on the Ecopetrol S.A. website and in a newspaper of national circulation, in physical or digital form, 30 calendar days prior to the date on which the meeting will take place.

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

Extraordinary Shareholders’ Meetings are summoned by our Board of Directors, by our president or chief executive officer, by our external auditor, or directly summoned by the Financial Superintendent of Colombia, when requested by shareholders holding at least 5% of the outstanding shares, when unforeseen or urgent needs of the Company require it, or when requested by shareholders representing at least 10% of the outstanding shares. An Extraordinary Shareholders’ Meeting should be called no later than 15 calendar days prior to the date of the meeting (article 424 of the Colombian Commercial Code). The only exception is when the law requires a greater time between the summons and the meeting. Such notice of the Extraordinary Shareholders’ Meeting is published on the Ecopetrol S.A. website and in a newspaper of national circulation, in physical or digital form. The notice informs the agenda for the meeting to the Company’s shareholders. Additionally, on the Sunday preceding the date of the Shareholders’ Meeting and as best corporate governance practice, a reminder notice regarding the convening of the General Shareholders’ Meeting is published both on the Company’s website and in a newspaper of national circulation.

For both the ordinary and extraordinary meetings, the quorum required is a plural number of shareholders representing 50% plus one of the subscribed shares entitled to vote. Decisions are approved by a majority of the members present. This quorum is exempted in the case of “second-call meetings,” which may take place when a meeting fails to obtain the required quorum and is called within a period between 10 business days and 30 business days from the first date, in which case decisions may be adopted by a majority of the shares present regardless of the number represented.

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

Our 2025 Shareholders’ General Assembly was held on March 28, 2025, and the following matters were approved, among others:

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

•	The establishment of a special reserve of COP 16,635,492,094,077 in order to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
•	Election of Deloitte & Touche S.A.S., as the statutory auditor for the 2025 – 2029 period and assignment of their remuneration.
•	Election of Board Members for the 2025 - 2029 period
•	Approval of amendments to the Internal Regulations of the General Shareholders’ Meeting.
•	Approval of amendments to the succession policy for the members of the Board of Directors.

As of 2026, two meetings of the General Shareholders’ Meeting have been held: an extraordinary meeting on February 5, 2026, and the ordinary meeting on March 27, 2026.

At the ordinary meeting, among other matters, the following items were approved:

•	The election of the members of the Board of Directors for the remainder of the 2025 – 2029 term.
•

The proposal for distribution of the Company’s profits, of an ordinary dividend per share of COP 121, payable to minority shareholders in a single installment no later than April 30, 2026. With respect to the majority shareholder, a payment of COP 4.0 trillion will be made no later than April 30, 2026, with the remaining amount to be paid no later than June 30, 2026.

•	The establishment of an occasional reserve of COP 20,689,136,895,901 to support Ecopetrol S.A.’s financial sustainability and flexibility in the execution of its strategy.
•	The Board of Directors’ Corporate Governance Report.
•	The 2025 Integrated Management Report.

•	The audited individual and consolidated financial statements as of December 31, 2025.
•	The merger and the merger agreement to be entered into by and between Ecopetrol (as surviving company) and Parque Solar Portón del Sol S.A.S. (as absorbed company).

Preference Rights and Restrictions Attaching to Our Shares

There are only ordinary shares, and these carry no special rights or restrictions (ordinary shares). Our current shareholders do not have any type of preemptive rights. However, in the case of a future equity offering, we will review whether existing shareholders would be entitled to preemptive or similar rights and, if that were the case, the corporate approvals and offering documents for any such equity offering would regulate the subject matter accordingly. In connection with any future public offering of ordinary shares within the five-year Program for the Issuance and Placement of Common Stock authorized by the Superintendence of Finance of Colombia on October 13, 2021, we have determined that preemptive rights will be available to our registered holders of common shares to purchase additional common shares in Colombia, in accordance with applicable regulations.

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

Candidate List. Pursuant to our bylaws and Law 1118 of 2006, the Nation will include in its candidate list for election of members of the Board of Directors one member nominated by the departments that produce hydrocarbons. In addition, pursuant to the declaration of the Nation dated February 16, 2018, the Nation will include in its candidate list for election of members of the Board of Directors one member nominated by the ten largest minority shareholders. The minority shareholders’ right to appoint a candidate loses its effect when minority shareholders, according to their share participation, name a member to our Board of Directors. According to the amendment to the bylaws approved by the General Shareholders Meeting held on November 11, 2025, the Nation will also include in its candidate list for election one employee-elected candidate.

Extraordinary Shareholders Meetings. Our bylaws provide that the entity exercising permanent control over Ecopetrol S.A. must instruct the Company’s CEO or External Auditor to call an extraordinary meeting of the Company’s shareholders or by the Financial Superintendent of Colombia, when is requested by shareholders holding at least 5% of the outstanding shares, when unforeseen or urgent needs of the Company require it, or when is requested by shareholders representing at least 10% of the outstanding shares (article 182 of the Colombian Commercial Code). Such requests shall be made in writing and must clearly indicate the purpose of the meeting.

During 2025 Extraordinary Shareholders Meeting occurred on November 11. There was also an Extraordinary Shareholders Meeting on February 5 of 2026.

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

Ownership Threshold Requiring Public Disclosure

The Corporate Governance Code, Title III, Chapter 1, Section 5, states: Identification of Major Shareholders. The shareholding composition of the Company, indicating at least the twenty (20) people with the greatest number of shares, is disclosed on Ecopetrol’s website at www.ecopetrol.com.co. Colombian securities regulations set forth the obligation to disclose any material event or “información relevante”. Any transfer of shares equal to or greater than 5% of our capital stock, or any legal entity or individual acquiring a percentage of shares that would make him the beneficial owner of 5% or more of our capital stock, is a material event, and therefore, must be disclosed to the SFC. The regulation includes other criteria to identify when to report a material event other than the situations described in the previous sentence.

External Auditor

Pursuant to our bylaws, the external auditor will be appointed for periods of four (4) years and may be reelected consecutively for up to ten (10) years, and it may once again be hired after one (1) period away from the position. The partner assigned to the Company must be replaced after a term of five (5) years holding this position.

7.2	Code of Ethics and Conduct

In 2024, Ecopetrol introduced significant enhancements to the Code of Ethics and Conduct, aligning it with evolving business practices, market expectations, and the highest international standards of ethics and compliance.

The Code of Ethics and Conduct applies to the companies of the Ecopetrol Group, members of the Board of Directors, legal representatives, employees (and their families) at all levels of each of the affiliate companies, and the beneficiaries of the services provided by the Ecopetrol Group.

The most significant change introduced within the update was the release of a Code of Ethics and Conduct exclusively applicable to all individuals or legal entities that have any relationship with Ecopetrol, including contractors (as well as third parties hired by contractors), suppliers, agents, partners (including in joint ventures) and customers. Additionally, all our agreements with suppliers or third parties include a provision regarding compliance with applicable anti-bribery, anti-corruption, and general compliance regulations, to prevent and detect improper conduct in our business. In the agreements, we also require our suppliers and third parties to acknowledge our Code of Ethics and Conduct, as well as our compliance guidelines.

The Code of Ethics and Conduct establishes integrity as the guiding principle for all its recipients. Furthermore, the Code of Ethics and Conduct requires strict compliance with national and international laws, standards and provisions applicable in the countries where Ecopetrol operates, including the United States and Colombia, as well as adherence to internal regulations adopted by Ecopetrol.

The Code of Ethics and Conduct provides guidelines for the following aspects: conflict of interest; ethical conflict; prohibition of bribery, other forms of corruption and violations of the U.S. Foreign Corrupt Practices Act (FCPA); accounting integrity; prevention and rejection of money laundering, financing of terrorism and proliferation of weapons of mass destruction; gifts, hospitality, and entertainment practices; protection and responsible use of resources; information management; security and confidentiality; prohibition of insider trading; environmental policy; social responsibility; respect for human rights and rejection of discrimination; antitrust and anticompetitive practices; prevention and rejection of workplace sexual harassment; and examples of ethical behavior.

In addition, Ecopetrol’s Code of Ethics and Conduct explicitly forbids facilitation payments, political contributions and charitable contributions, lobbying, and the diversion of funds from social investment or sponsorships activities to political activities or unauthorized purposes.

The Code of Ethics and Conduct also highlights its ethics hotline to encourage reporting of any conduct that may breach the Codes or any of the Ecopetrol Group companies’ ethical and compliance guidelines. The Code of Ethics and Conduct emphasizes the protection of whistleblowers acting in good faith.

Our Code of Ethics and Conduct is available on our website.

7.3	Board of Directors

Board of Directors from February 2026

The Board of Directors was elected at the Extraordinary Shareholders Meeting held on February 5, 2026. The current Board of Directors is composed as follows:

Non-independent members:

•	Juan Gonzalo Castaño Valderrama
•	Lilia Tatiana Roa Avendaño
•	Alberto José Merlano Alcocer
•	César Eduardo Loza Arenas (nominated by the Company’s workers)

Independent members:

•	Ángela María Robledo Gómez
•	Carolina Arias Hurtado
•	Hildebrando Velez Galeano
•	Ricardo Rodríguez Yee (nominated by the hydrocarbon producing Departments)
•	Luis Felipe Henao Cardona (nominated by the minority shareholders with largest shareholding)

Since February 5, 2026, Ángela María Robledo Gómez is the Chairwoman and Hildebrando Vélez Galeano is the Vice Chairman

The information below sets forth the names and business experience of each of the current directors of Ecopetrol S.A.

Juan Gonzalo Castaño Valderrama currently serves as Legal Representative and Chair of the Board of Directors of Fundación Nuevo Liceo Antioqueño. In addition, he works as an advisor, consultant, and independent expert on energy-related matters, with a particular focus on the hydrocarbons sector. He is a Petroleum Engineer from the Gubkin State University of Oil and Gas (I.M. Gubkin), Moscow, Russia. He holds a Master of Science in Engineering from the same institution and a master’s degree in Industrial Engineering from the Andes University. He served as Scientific and Technical Director at PetroLife Enhanced Oil Recovery and as Technical Director at CI Multiservicios de Ingeniería S.A.S. He worked for more than 20 years at Ecopetrol S.A. until 2021, where his most recent position was Integrated Reservoir Engineer within the Innovation and Technology Excellence Management of the Colombian Petroleum Institute (ICP, now ICPET). He has also served as an advisor to the Fifth Committee of the Chamber of Representatives, an assistant at the Senate of the Republic, and a consultant to CENSAT. Mr. Castaño Valderrama has experience in: (i) energy transition and the energy industry; (ii) administration, senior management, and leadership; (iii) government and public policy matters; (iv) financial and capital markets matters; (v) enterprise risk management; (vi) talent development; (vii) technology and innovation; (viii) industrial safety and environmental matters; (ix) sustainability; and (x) business strategy and project management. He has been a non-independent member of Ecopetrol’s Board of Directors since February 2026.

Lilia Tatiana Roa Avendaño served between January 2024 and December 2025 as Vice Minister of Environmental Land-Use Planning at the Ministry of Environment and Sustainable Development. She is a Petroleum Engineer from the Universidad Industrial de Santander, and holds a Master’s degree in Latin American Studies from Universidad Andina Simón Bolívar in Quito, Ecuador and a Ph.D. in Humanities from the University of Amsterdam. Her professional trajectory integrates critical thinking, public management, and territorial action. She served as Coordinator of the Energy and Climate Justice Area of Censat Agua Viva – Amigos de la Tierra, Colombia, along with other positions in this organization. She has been a consultant to the Vincent Price Art Museum, Rosa Luxemburg Foundation, Heinrich Boll Foundation, Pax Christi, Ecofondo, Transnational Institute and Colombia’s Mining and Energy Planning Unit – UPME. She has been a non-independent member of Ecopetrol’s Board of Directors since March 2024. Ms. Roa Avendaño has expertise in (i) energy transition and socio-ecological transitions; (ii) administration, senior management, and leadership; (iii) government and/or public policy; (iv) human resources and/or talent development; (v) corporate governance; (vi) environmental matters; (vii) sustainability; (viii) climate change; (ix) territorial development; (x) water and/or wastewater matters; and (xi) business strategy and/or project management. As a member of Ecopetrol’s board of directors, she is periodically trained in ethics, compliance and risk management matters.

Alberto José Merlano Alcocer, currently serves as a Management Consultant at Escala Humana with a focus on corporate conflict management. Moreover, he teaches postgraduate lessons at the business school of Universidad de los Andes and as professor at the business and law schools of Universidad del Norte. At the latter, he is co-creator and professor of the specialization and master’s programs in negotiation and conflict resolution. He holds a bachelor’s degree in business administration from Universidad EAFIT in Medellín and a master’s degree in industrial administration from Universidad del Valle. He was Administrative Vice-President at Ecopetrol for 12 consecutive years, Manager of UT Kapital Geophysical, and General Manager of the Empresa de Acueducto de Bogotá under two different district administrations. He was also Dean of the School of Business at the Universidad del Norte, Director of the SENA business advisory program on the Atlantic Coast, National Director of Human Development at Carvajal S.A., Director of the Management Advisory Center at INCOLDA and of the master’s in business administration program at EAFIT in Cali, and served as Manager of “Educación para la Acción” in Cali. He has been a non-independent member of Ecopetrol’s Board of Directors since March 2025. Mr. Merlano Alcocer has expertise in: (i) the energy industry; (ii) administration, senior management and leadership; (iii) government and/or public policy; (iv) financial matters; (v) human resources and/or talent development; (vi) corporate governance; (vii) occupational health and industrial safety; (viii) human development in territories (territorial development); and, (ix) business strategy and/or project management. As a member of Ecopetrol’s board of directors, he is periodically trained in ethics, compliance and risk management matters.

César Eduardo Loza Arenas currently serves as a Grade A Supervisor at Ecopetrol, where he has built a professional career spanning approximately 37 years, holding various positions throughout his tenure. He is a Systems Technology Specialist from Corporación Tecnológica CENTROSISTEMAS and an Economist from Corporación Universitaria de Ciencia y Desarrollo – UNICIENCIA. He is currently pursuing a Master’s degree in Mining and Energy Regulation at Universidad Externado de Colombia. He has served as President of the Unión Sindical Obrera (USO) on three occasions. In this capacity, he has actively participated in and led the successful conclusion of negotiations for several Collective Bargaining Agreements. He has been a non-independent member of Ecopetrol’s Board of Directors since February 2026. Mr. Loza Arenas has experience in: (i) the energy industry; (ii) operations; (iii) leadership; (iv) technology; and (v) business strategy.

Ángela María Robledo is currently part of the National Government delegation in the peace negotiation in the Department of Nariño with the group “Comuneros del Sur”. She holds a bachelor’s degree in Psychology and a master’s degree in Political Science and International Relations from the Pontificia Universidad Javeriana in Bogotá. She served as a member of the Advisory Committee for the Development of the National Care System of the Ministry of Equality and served on the National Participation Committee representing the National Government in dialogue with the ELN. She was a member of the First and Seventh Commissions of the House of Representatives of the Republic of Colombia, Co-President of the Peace Commission, and a member of the Gender Equity Commission of such body. She has served as an Advisor to the Office of the Dean of Universidad Pedagógica Nacional, on Peace and Gender Affairs, she served as Academic Dean of the School of Psychology of the Pontificia Universidad Javeriana and was a member of the Academic Council and the Superior Council of such institution, where she also served as professor and researcher for its Faculty of Psychology. She has also served as Director of the Administrative Department for Social Welfare of Bogotá. She served as Social Director, Manager, and Policy Coordinator in the fields of health, education, rural development, and the protection of women’s, youth, children’s and teenagers’ rights for the Antonio Restrepo Barco Foundation. She has been an independent member of Ecopetrol’s Board of Directors since March 2024. Ms. Robledo has expertise in: (i) energy transition; (ii) administration, senior management, and leadership; (iii) government affairs and/or public policy matters; (iv) enterprise risk management; (v) human resources and/or talent development; (vi) legal and corporate governance matters; (vii) health, safety, and environmental matters; (viii) sustainability; (ix) human development in the territories (territorial development) and (x) business strategy and project management. As a member of Ecopetrol’s board of directors, she is periodically trained in ethics, compliance and risk management matters.

Carolina Arias Hurtado is a tenured professor at the Faculty of Environmental Sciences of the Technological University of Pereira (UTP). She currently serves as: (i) a researcher on extractives and just energy transition within the Sociocultural Studies and Environmental Issues Research Line (IESPA) at UTP; (ii) Advisor to the Association of Indigenous Authorities of the Southwest (AISO); and (iii) solidarity advisor to the Ríos Vivos Colombia Movement and other social movements. She is an Environmental Administrator from the Technological University of Pereira, holds a master’s degree in Heritage Management and Territorial Development from Universidad Mayor de San Simón (Bolivia), and a Ph.D. in Development Studies from the Autonomous University of Zacatecas (Mexico). As a researcher with IESPA, she participates in projects focused on: (i) sociocultural and political strategies for environmental sustainability of territories as heritage and social rights within the framework of a just energy transition, including case studies of the Ríos Vivos Colombia Movement and environmental organizations in Risaralda (ongoing); and she has also conducted research on: (ii) environmental conditions and power and gender asymmetries associated with hydroelectric extractivism in the context of the energy transition, with case studies in Antioquia and Risaralda; (iii) socio-environmental conflicts related to water and mining in western and north-central Mexico; and (iv) 21st-century extractivism, analyzed through social struggles in Mexican and Colombian Potosí, among others. In her role as advisor to AISO, she has served as Coordinator of: (i) the Free, Prior and Informed Consultation for the Indigenous Environmental Policy; and (ii) the Free, Prior and Informed Consultation for the Regulatory Decree governing the institutional response of the National Care System for Indigenous Peoples. She has also acted as advisor to: (iii) the Free, Prior and Informed Consultation of the Mining Law Bill for Just Energy Transition, National Reindustrialization, and Mining for Life, among others. She has been a non-independent member of Ecopetrol’s Board of Directors since February 2026. Ms. Arias Hurtado has experience in: (i) the energy industry; (ii) energy transition; (iii) administration and leadership; (iv) public policy; (v) financial matters; (vi) human resources and talent development; (vii) legal matters; (viii) environmental matters; (ix) sustainability; (x) climate change; (xi) human development in territories (territorial development); and (xii) project management.

Hildebrando Vélez Galeano, worked as a consultant and advisor for the Administrative Department of the Environment of Cali (DAGMA) and as advisor to the Ministry of Equality and Equity. He is a chemical engineer from the Universidad Nacional, has a PhD in Environmental Sciences from the Universidad del Valle, and master’s degree in Philosophy from the Pontificia Universidad Javeriana. He has served as director of Censat Agua Viva, as advisor to Universidad Nacional in the Advisory Group for Trade Unions in Occupational Health, and as a member of the Colombian Safety Council. He has been a member of Ecopetrol’s board of directors since March 29, 2025. He was a non-independent member until January 13, 2026, and as of January 14, 2026, he is an independent member. Mr. Vélez Galeano has expertise in: (i) the energy industry; (ii) energy transition; (iii) administration, senior management and leadership; (iv) government and/or public policy matters; (v) human resources and/or talent development; (vi) technology and/or innovation; (vii) health, safety and/or the environment (viii) sustainability; (ix) business strategy and/or project management. As a member of Ecopetrol’s board of directors, he is periodically trained in ethics, compliance and risk management matters.

Ricardo Rodríguez Yee is an Industrial Engineer from the Universidad Distrital Francisco José de Caldas, and a Ph.D. candidate at the Università degli Studi di Palermo in the Model Based Public Planning, Policy Design and Management program. He holds master’s degrees in Organizational Management from the Université du Québec à Chicoutimi and in Industrial Engineering from the Universidad de los Andes. He has served as Delegate Comptroller for the Mining and Energy Sector and Deputy Comptroller at the office of the Comptroller General of the Republic, leading fiscal investigations into companies such as Reficar, Bioenergy, Propilco, Hidroituango and Electricaribe. Also, he served as Director of the Mining and Energy Planning Unit, contributing to the indicative planning and strategic development of the sector. He led corporate restructurings in state-owned companies such as Enertolima, Barranquilla Telecomunicaciones, Gecelca, Emsirva and Cedelca and acted as an advisor on investment and strategy to the Chief of Staff of the National Army, the General Commander of the Colombian Armed Forces, the UNDP, the FNG, the Ministry of Mines and Energy, the Office of the Inspector General, the National Federation of Departments and Ecopetrol. Mr. Rodríguez Yee has expertise in: (i) the energy industry; (ii) energy transition; (iii) administration, senior management and leadership; (iv) government and/or public policy matters; (v) financial matters; (vi) enterprise risk management; (vii) human resources and talent development; (viii) legal and corporate governance matters; (ix) technology and innovation; (x) health, safety, and environmental matters; (xi) sustainability; and (xii) business strategy and project management. He has been an independent member of Ecopetrol’s Board of Directors since March 2025. Currently, he is the financial and accounting expert of the Board of Directors of Ecopetrol. As a member of Ecopetrol’s board of directors, he is periodically trained in ethics, compliance and risk management matters.

Luis Felipe Henao Cardona currently is a member of the board of directors of EPM and AV Villas Bank, and legal representative of Lambda Soluciones Consultoría. He holds a degree in Law from Universidad del Rosario and is a Ph.D. candidate in Law at the University of Salamanca. He also holds specialization degrees in business law from Universidad del Rosario and Criminal Law from the University of Salamanca. He served as Minister of Housing, Land, and Territory (2013–2016) and previously held roles as Vice Minister of Housing and Vice Minister of Citizen Participation and Rights. Additionally, he was Secretary General of the Ministry of the Interior and Justice and the Ministry of Environment, Housing, and Territorial Development. He has been a columnist for El Espectador and El Tiempo and a panelist for Hora 20. Mr. Henao Cardona has expertise in: (i) the energy industry; (ii) energy transition; (iii) administration, senior management and leadership; (iv) government affairs and public policy matters; (v) financial affairs; (vi) human resources and/or talent development; (vii) legal and/or corporate governance matters; (viii) environmental issues; and (ix) business strategy and project management. He has been an independent member of Ecopetrol’s Board of Directors since March 2025. As a member of Ecopetrol’s board of directors, he is periodically trained in ethics, compliance and risk management matters.

Board of Directors from March 2025 to February 2026:

Non-independent members:

•	Lilia Tatiana Roa Avendaño
•	Alberto José Merlano Alcocer
•	Hildebrando Vélez Galeano

Independent members:

•	Ángela María Robledo Gómez
•	Mónica de Greiff Lindo (she presented her resignation on October 14, 2025, which became effective on October 15, 2025)
•	Guillermo García Realpe (he presented his resignation on November 25, 2025, which became effective on December 12, 2025)
•	Álvaro Torres Macías
•	Ricardo Rodríguez Yee (nominated by the hydrocarbon producing departments)
•	Luis Felipe Henao Cardona (nominated by the minority shareholders with largest shareholding)

The information below sets forth the names and business experience of former directors Mónica de Greiff Lindo, Guillermo García Realpe and Álvaro Torres Macías. For the business experience of directors Lilia Tatiana Roa Avendaño, Alberto José Merlano Alcocer, Hildebrando Vélez Galeano, Ángela María Robledo Gómez, Ricardo Rodríguez Yee and Luis Felipe Henao Cardona, please refer to title “Board of Directors from February 2026” immediately above.

Mónica de Greiff Lindo is currently a member of the boards of directors of EPS Sanitas S.A.S., Lagos de Aurea S.A.S., the Aris Mining Corporation, located in Canada, One Young World, located in London, Fiducoldex S.A., and Corporación Historia PAR. She holds a bachelor’s degree in law and a graduate degree in administrative law, both from Universidad del Rosario in Bogotá. She served as Ambassador to Kenya and Permanent Representative to the United Nations for Environment and Habitat, CEO of the Bogotá Chamber of Commerce and of the Bogotá Energy Group, as well as a District Secretary of Economic Development of Bogotá. She served as presidential advisor for international affairs, Minister of Justice of Colombia, Vice Minister of Justice of Colombia, and Secretary General at the Ministry of Mines and Energy. In addition to her positions in the public sector, she also served as Vice President of Legal and Public Affairs at Shell Colombia Inc. and was a member of the board of the International Chamber of Commerce of Paris, Promigas S.A., Corporación de Ferias y Exposiciones S.A., Grupo Keralty S.A.S and Gran Colombia Gold. She was a member of Ecopetrol’s board of directors since October 24, 2022. She was a non-independent member until October 2, 2023, and as of such date she was an independent member. Mrs. de Greiff Lindo has expertise in: (i) the energy industry and energy transition; (ii) administration, senior management, and leadership; (iii) government affairs and/or public policy; (iv) business risk management; (v) human resources and talent development; (vi) legal affairs and corporate governance; (vii) health, safety and/or environment; (viii) sustainability; (ix) climate change; and (x) business strategy and project management.

Guillermo García Realpe currently serves as an advisor and consultant, specializing in matters related to environmental conservation and regional development. He holds an undergraduate degree in law and a specialization degree in Socioeconomic Sciences from Pontificia Universidad Javeriana. He has served as Secretary General of the Ministry of the Interior, Senator of the Republic of Colombia, Vice President of the Senate, and member of the Third Commission of the Senate. He has also served as President and Member of the Fifth Commission of the Senate, advisor in the National Planning Department in regional development affairs, Director of planning of Nariño, Director of planning of the University of Nariño, and Departmental Secretary of Planning. He was an independent member of the board of directors since March 2024. Mr. García Realpe has expertise in: (i) energy industry and/or energy transition; (ii) administration, senior management and leadership; (iii) governance and/or public policy matters; (iv) finance; (v) human resources; (vi) legal and/or corporate governance matters; (vii) technology; (viii) health and environment; (ix) sustainability; and (x) business strategy.

Álvaro Torres Macías currently serves as chief executive officer (CEO) of Electryon Power Inc. in Canada. He is an electrical engineer from the Universidad Industrial de Santander in Colombia. He holds a graduate degree in electrical transmission networks from the L’Institut National Polytechnique de Lorraine in Nancy, France, a Master’s degree (M.Eng. and M.Sc.) in electric power engineering and computer and systems engineering from Rensselaer Polytechnic Institute in Troy, USA, and a Ph.D. in electric power engineering from the same institution. He served as a member of the boards of directors of Empresa de Energía de Boyacá - EBSA, Transportadora de Gas Internacional - TGI, Transportadora de Energía de Centroamérica S.A. in Guatemala, Cálidda Energía S.A.C. in Perú, Contugas S.A.C. in Peru, Empresa de Energía de Cundinamarca - EEC, companies of the Grupo de Energía de Bogotá - GEB, ITANSUCA, OPAIN, the technology business incubator Innovar of COLCIENCIAS, SOFTEC, and was an alternate board member of PROMIGAS. He also served as Country Manager of Northland Power Inc. and Electryon Power Inc., both Canadian companies, Manager of Delphi Capital Partners, president of CONALVIAS, Vice President of corporate planning and shareholders portfolio of Empresa de Energía de Bogotá (currently Grupo de Energía de Bogotá - GEB), general manager of SNC Lavalin Inc., as well as senior partner, Technical Manager and General Manager of Consultoria Colombiana S.A. – CONCOL. Similarly, in his former leadership roles, Mr. Torres has contributed with his expertise in cybersecurity and cyber defense policies and practices. Between 1980 and 2012, he was a professor at Universidad de Los Andes in the Faculty of Electrical and Electronic Engineering. He was an independent member of Ecopetrol’s board of directors since March 2024. He was the financial and accounting expert of the Board of Directors of Ecopetrol. Mr. Torres Macías has expertise in (i) the energy business; (ii) energy transition; (iii) administration, senior management, and leadership; (iv) finance; (v) business risk management; (vi) human resources and/or talent development; (vii) legal matters and/or corporate governance; (viii) technology and/or innovation; (ix) health, safety, and/or environment - HSE; (x) sustainability; (xi) cybersecurity; (xii) climate change; and (xiii) business strategy and project management.

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

The information below sets forth the names and business experience of directors Gonzalo Hernández Jiménez, Edwin Palma Egea, Luis Alberto Zuleta Jaramillo and Juan José Echavarría Soto. For the business experience of directors Lilia Tatiana Roa Avendaño, Ángela María Robledo Gómez, Mónica de Greiff Lindo, Guillermo García Realpe and Álvaro Torres Macías, please refer to the titles “Board of Directors from March 2025 to February 2026” and “Board of Directors from February 2026” immediately above.

Gonzalo Hernández Jiménez currently holds the position of Professor at Pontificia Universidad Javeriana’s department of economics. He is also a member of the board of directors of Financiera de Desarrollo Nacional (FDN), and of the Aris Mining Corporation, located in Canada. He is an economist from the Pontificia Universidad Javeriana, with a master’s degree and Ph.D. in Economics from the University of Massachusetts, Amherst. He was a member of the boards of directors of Grupo Bicentenario S.A.S., and the Administrator of Resources of the General System of Social Security in Health (ADRES, for its acronym in Spanish). He was a member of Ecopetrol’s Board of Directors since October 24, 2022. He was a non-independent member of Ecopetrol’s Board of Directors until April 30, 2024, and as of May 1, 2024, he was an independent member. Mr. Hernández Jiménez has expertise in: (i) administration, senior management and leadership; (ii) financial and securities markets; (iii) human resources and talent development; (iv) legal affairs and/or corporate governance; (v) business strategy and project management; (vi) health, safety and/or environment; (vii) sustainability, (viii) energy industry, and (ix) government affairs and public policy.

Edwin Palma Egea currently serves as Minister of Mines and Energy of Colombia and previously served as special agent for AIR-E S.A.S. and as Vice Minister of Labor Relations and Inspection at the Ministry of Labor. He holds a bachelor’s degree in law from Universidad Cooperativa de Colombia in Barrancabermeja, as well as graduate degrees in labor law and social security from the Universidad Libre de Colombia in Socorro, Santander. He also holds a graduate degree in constitutional law and a master’s degree in law with a focus on labor law, both from Universidad Externado de Colombia in Bogotá. He also completed the Specialization Course for Latin American Experts in Labor Relations at Universidad de Castilla-La Mancha, Spain. He worked for Ecopetrol for approximately two decades, served as an arbitrator in legal disputes for the Company for more than 10 years, and led the Unión Sindical Obrera (USO) as the National Board Chair from 2018 to 2021. He was a non-independent member of Ecopetrol’s Board of Directors from March 2024 to March 2025. Mr. Palma Egea has expertise in: (i) administration, senior management, and leadership; (ii) governance and/or public policy; (iii) human resources and/or talent development; (iv) legal matters and/or corporate governance; (v) energy industry and energy transition; and (vi) health, safety and/or environment.

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

Juan José Echavarría Soto is an Administrative Engineer from the School of Mines, Universidad Nacional de Colombia, he completed a non-degree program in economics at Harvard University and holds a master’s degree in economics from Boston University and a PhD in Economics from Oxford University. He served as a member of the board of directors of Ecopetrol for four months in 2016. He has been an associate researcher at Fedesarrollo and a university professor He previously served as general manager and director of the Nation’s Central Bank (Banco de la República), as a Consultant of the Development Bank of Latin America (CAF), the Inter-American Development Bank (IDB), the Ministry of Commerce and Finagro, Director of the Mission for the Restructuring of Coffee in Colombia, Executive Director of Fedesarrollo, Plenipotentiary Minister of the Colombian Mission to the Organization of American States (OAS), advisor in the area of international trade at the OAS, Vice Minister of Foreign Trade of Colombia and principal negotiator of the Colombia- Chile, Colombian– Central America, Colombia – Caricom, and Colombia ‐ G3 trade agreements, and dean of the Faculty of Economics at Universidad Nacional de Bogotá. Mr. Echavarría has served on the Boards of Directors of Isagen S.A., Banco de la República, Bolsa y Banca, and Fiduciaria Bogotá. He has been a member of the board of directors of the nonprofit Alejandro Ángel Escobar Foundation. He was an independent member of Ecopetrol’s board of directors, nominated by the minority shareholders with the second largest shareholding (after the Nation), from March 2023 to November 9, 2024, and was the Chairperson of the Board’s Corporate Governance and Sustainability Committee from November 2023 to November 2024. Mr. Echavarría has expertise in: (i) the energy industry; (ii) the energy transition; (iii) administration, senior management, and leadership; (iv) government affairs and/or public policy; (v) financial and securities market; (vi) human resources and talent development; and (vii) legal affairs and corporate governance.

7.3.1	Board Practices

Currently, our Board of Directors is composed of nine members and is responsible for, among other roles, establishing our general business policies. The majority of the Board of Directors must be independent, their independence is determined pursuant to the criteria set out in paragraph two, Article 44, Law 964, 2005, and they must be elected in accordance with the procedure determined in Decree 3923, 2006, or any other provisions that regulate, amend, replace or add such regulations. In addition, pursuant to our bylaws and in accordance with the procedures described therein, the slate of candidates must include, for the last three seats in the Board of Directors, the name of one individual jointly proposed by departments that produce hydrocarbons, one individual jointly proposed by the ten minority shareholders with the largest shareholding participation and one individual nominated by the Company’s workers.

According to the Colombian law and the internal regulations, the members of the Board of Directors must be elected by the General Shareholders Assembly in accordance with a proportional representation system similar to cumulative voting (through an electoral quota voting system). The number of votes required to fill each position is calculated by dividing the number of possible votes by the number of open board positions. The members of the Board of Directors may be elected without an electoral quota voting system when there is unanimity. Pursuant to our bylaws, (i) positions on our Board of Directors are appointed in a personal capacity, (ii) at least three members appointed for a specific period must be current members from the preceding period, without including candidates for seats eight and nine, (iii) with retroactive effect to 2021, Directors will be elected for a four-year institutional term, and (iv) members of the Board may be re-elected more than once for the same four-year term without exceeding a total of three terms. Our current Directors were elected at the General Shareholders Assembly held on February 5, 2026.

Our CEO is appointed by the Board of Directors and, as the Company’s general legal representative, should have at least two personal alternates. The CEO is elected and freely removed by the Board of Directors. In accordance with our bylaws, the Board of Directors must evaluate the performance of the CEO. Such results are published in Ecopetrol’s website or in an alternative media vehicle.

The remuneration of our Directors is set exclusively by the shareholders at the General Shareholders Assembly. Currently, Directors are remunerated for attending board meetings and committee meetings. A Board meeting requires a quorum of at least five members and decisions are approved with a majority of the Directors present.

Under Colombian law, a director or executive officer must abstain from participating in any transaction that may result in a conflict of interest or that involves competing with the company, unless authorized at a General Shareholders Assembly. The general shareholders may approve or reject the participation of the director or executive officer in the transaction, giving rise to the conflict of interest with the vote of the majority of the shares present at the General Shareholders Assembly. If the director or executive officer who has the conflict is a shareholder, his or her vote must be excluded. We disclose the number of conflicts of interest of our employees, executive officers and Directors in our annual reports.

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

Succession Policy of the Board of Directors

In 2021 Ecopetrol’s Board of Directors adopted the Board of Directors’ succession policy, with the purpose of (i) ensuring an organized replacement of its members, (ii) minimizing the possible economic and reputational impact that may arise from the change in board membership, (iii) promoting the attraction of human talent, and (iv) ensuring the long-term stability and sustainability of the Ecopetrol Group’s strategy.

On March 22, 2024, the General Shareholders Assembly approved, among others, an amendment to the Company’s bylaws consisting of that the General Shareholders Assembly must approve the succession policy for the members of the Board of Directors.

On March 28, 2025, the General Shareholders Assembly approved, among others, the succession policy for the members of the Board of Directors, as being the corporate body responsible for its approval. The succession policy maintains the purpose of ensuring an organized replacement of its members and reflects the Company’s preparedness to face any changes arising from handovers in its directorate, a characteristic valued by the Company’s shareholders. The succession policy reduces uncertainty and provides additional surety regarding the transparency and dependability of the selection process for the members of the Board of Directors.

The policy regulates the capacities, obligations, and requirements for the nomination and election of the board members to strengthen the transparency of the selection process and guarantee that their capacities contribute to the fulfillment of Ecopetrol’s objectives and strategic plans.

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

Part of this commitment is reflected in the appointment of women on the boards of directors of the Ecopetrol Group, with a participation of 29% in 2025. In 2025, 114 of the 390 positions on the boards of directors of the Group’s companies were held by women.

As for Ecopetrol’s Board of Directors, on January 10, 2024, the General Shareholders Assembly approved an amendment to the Company’s bylaws that requires that at least 30% of the members of the Board of Directors must be women. The amendment aims to promote gender plurality and anticipates the requirement set forth in Colombia’s National Development Plan (PND for its acronym in Spanish) according to which 30% of the board members of the boards of directors of securities issuers must be women as of 2026.

The Board of Directors, whose members were appointed on February 18, 2026, is comprised of three women.

7.3.2	Board Committees

Pursuant to our bylaws, our Board of Directors may constitute the committees it considers necessary. The Board of Directors currently has six committees (audit and risk committee, corporate governance and sustainability committee, remuneration, nomination and culture committee, business committee, territorial transformation and HSE (health, security and environment) committee and technology and innovation committee). These committees establish guidelines, set specific actions and evaluate and submit proposals designed to improve performance in the areas under their supervision and control. The committees are solely comprised of members of the Board of Directors who are also appointed by the same members. The chairperson of each of the committees must be an independent Director. In addition to applicable regulations, the committees also have their own specific regulations that establish their purposes, duties and responsibilities.

In accordance with applicable regulations, each committee also has its own specific regulations that set out its purposes, duties and responsibilities.

Table 69– Composition of committees of the Board of Directors since February 18, 2026

Audit and Risk Committee	Remuneration, Nomination, and Culture Committee
Ricardo Rodríguez Yee (Chairman)	Ángela María Robledo Gómez (Chairwoman)
Ángela María Robledo Gómez	César Eduardo Loza Arenas
Luis Felipe Henao Cardona	Luis Felipe Henao Cardona
Hildebrando Vélez Galeano	Carolina Arias Hurtado
Juan Gonzalo Castaño Valderrama

Corporate Governance and Sustainability Committee	Business Committee
Luis Felipe Henao Cardona (Chairman)	Ricardo Rodríguez Yee (Chairperson)
Ángela María Robledo Gómez	Alberto José Merlano Alcocer
Alberto José Merlano Alcocer	Luis Felipe Henao Cardona
Hildebrando Vélez Galeano
César Eduardo Loza Arenas

Territorial Transformation and HSE Committee	Technology and Innovation Committee
Ángela María Robledo Gómez (Chairwoman)	Hildebrando Vélez Galeano (Chairman)
Lilia Tatiana Roa Avendaño	Ricardo Rodríguez Yee
Hildebrando Vélez Galeano	Lilia Tatiana Roa Avendaño
Carolina Arias Hurtado	Juan Gonzalo Castaño Valderrama
Alberto José Merlano Alcocer	Carolina Arias Hurtado

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

Our Board of Directors has determined that Ricardo Rodríguez Yee qualifies as an “audit committee financial expert” and he is independent under the definition of “independent” applicable to us under the rules of the NYSE.

The audit and risk committee approves on a case-by-case basis any engagement of our external independent auditors to provide services different than those related to auditing our financial statements. The audit and risk committee reviews that the additional services do not affect the external auditor’s independence.

Remuneration, Nomination and Culture Committee

Our remuneration, nomination and culture committee, which must be comprised of at least three members, and a majority of independent directors, provides general guidelines for the selection and remuneration of our executive officers and employees, and within the framework of the Ecopetrol Group’s strategy, oversees matters of organizational culture.

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

Territorial Transformation and HSE Committee

Our Territorial Transformation and Health, Safety, and Environment Committee (the “HSE Committee”), which must be comprised of at least three members, the majority of which must be independent, supports the management of the Board of Directors with respect to monitoring and management of risks associated with the health and safety of our employees, contractors and partners. The HSE Committee is also responsible for monitoring Ecopetrol’s environmental management strategy, which includes matters related to the adoption of specific metrics regarding, for example, decarbonization, industrial and process safety, occupational health, territorial transformation strategy, and environmental performance across the Ecopetrol Group. In addition, the HSE Committee reviews and recommends annual objectives and goals related to territorial transformation, occupational health, industrial and process safety, and environmental management, and monitors the implementation and effectiveness of HSE Committee and territorial management plans. The Committee is also responsible for evaluating critical events or high-potential incidents, reviewing the integral territory management strategy, and advising the Board on measures or initiatives that could impact Ecopetrol’s performance in territorial transformation, health, safety and environmental matters.

Technology and Innovation Committee

Our technology and innovation committee, which must be comprised of at least three members, the majority of which must be independent, supports the management of the Board of Directors with respect to technological and digital transformation, as well as the cultural change that Ecopetrol is undergoing to transform itself into a leading company in the use of technology and digital innovation in the hydrocarbons sector. The technology and innovation committee also reviews TESG-related topics and oversees reviewing and monitoring the Ecopetrol Group’s digital strategy, as well as computer security, cybersecurity, cyber defense, privacy and data recovering strategies.

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

Pursuant to our bylaws, the majority of the Board of Directors must be independent. As of the date of this annual report, we have five independent Directors and four non-independent Directors. The criteria to determine the independent status of Board members is set forth in Colombian Law 964 of 2005, Article 44, Paragraph Two.

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

The term “Executive Officers” is used in accordance with the definition set forth under the SEC’s rules and refers to the following officers of Ecopetrol: the Chief Executive Officer (CEO), the Chief Financial Officer (CFO), the Executive Vice President of Hydrocarbons, the Executive Vice President of Energies for the Transition, the President of ISA and the Vice President of Commercial and Marketing. See details in Exhibit 7.1 Company Clawback Policy

Ecopetrol’s organizational structure is defined in accordance with Law 1118 of 2006 and its bylaws. Senior management comprises positions responsible for overall leadership, policy formulation, and the approval and execution of strategic plans and projects. The principal responsibilities of senior management include: (i) defining, implementing and evaluating the Company’s long-term strategy, (ii) formulating corporate policies and directing Ecopetrol’s operations, (iii) approving strategic plans and major projects, (iv) overseeing performance and decision-making through senior management committees, and (v) ensuring the effectiveness of our internal control and risk management system. The senior management positions described in this chapter report to the Chief Executive Officer. This includes Vice Presidents reporting to the Executive Vice President of Hydrocarbons and to the Executive Vice President of Energies for the Transition, as applicable.

On January 15, 2025, we announced the following senior management changes:

1.

Walter Fabián Canova, who had served as Vice President of Refining and Industrial Processes, performed his duties until January 15, 2025 and terminated his employment contract by mutual agreement after working at the Company for more than seven years.

2.	Felipe Trujillo López, was appointed as Vice President of Refining and Industrial Processes.
3.	Julio César Herrera serves as Vice President of Commercial and Marketing in charge and until a permanent appointment is made.

On January 31, 2025, we announced the following senior management changes:

1.	María Cristina Toro Restrepo was confirmed as Corporate Legal Vice President and General Secretary. This Vice Presidency reports directly to the President.
2.	Rafael Ernesto Guzmán Ayala was appointed Executive Vice President of Hydrocarbons. He will continue to report directly to the President.

On April 23, 2025, we announced the following senior management changes:

1.	Diana Marcela Jimenez Rodriguez was confirmed as Director of Institutional Relations and Communication.
2.	Julian Fernando Lemos Valero was confirmed as Corporate Vice President of Strategy and Business Development.
3.	Julio César Herrera was confirmed Vice President of Commercial and Marketing.

On July 25, 2025, we announced the following senior management changes:

1.	Sergio Andrés Moreno Acevedo was appointed Corporate Vice President of Science, Technology and Innovation.
2.	Bayron Triana Arias was appointed Executive Vice President of Energy Transition.

On November 11, 2025, we announced the following senior management changes:

1.	Juan Carlos Hurtado Parra was appointed as Executive Vice President of Hydrocarbons;
2.	Rafael Ernesto Guzmán Ayala, who previously served as Executive Vice President of Hydrocarbons, took on new professional challenges within the Ecopetrol Group;
3.	Rodolfo Mario García Paredes was appointed as Chief Compliance Officer and Compliance Officer

On February 26, 2026, ISA announced the following senior management changes:

1.

Jorge Andrés Carrillo Cardoso ceased served as President and legal representative of the company with immediate effect. His employment contract has been temporarily suspended. Once the Council of State’s decision becomes final, his employment contract will be terminated.

2.	Gabriel Jaime Melguizo Posada was unanimously appointed as Acting President.

On April 6, 2026, we announced the following senior management update:

1.

Ricardo Roa requested to use his accrued and entitled vacation days from April 7 to May 27. He also requested an unpaid leave of absence for 30 days, starting from May 28. Both requests were approved by the board of directors.

2.	Juan Carlos Hurtado Parra was appointed as Acting Chief Executive Officer.

The following presents information concerning our executive officers and senior management as of March 10, 2026. Unless otherwise noted, the majority of these individuals are Colombian citizens.

Executive Officers

Ricardo Roa Barragán has served as the Chief Executive Officer of Ecopetrol S.A. since April 2023. Since joining Ecopetrol, he has led the Group’s energy transition, achieving significant progress in energy efficiency, in the expansion of renewable energy portfolio within the Group’s operations, as well as strengthening ISA’s energy transmission and roads businesses. Mr. Roa has also strengthened the role of the hydrocarbons business and its contribution to the national economy and to Ecopetrol’s shareholders. He has an extensive 30-year-plus professional career as CEO, General Manager and Director, with significant achievements in energy and gas companies in United States, Brazil, Peru, Guatemala, Honduras and Colombia. His vast experience includes roles as General Manager of Electrificadora de Santander, Director of Commercialization and Business Manager in Energy and Methanol of Ingenios Incauca and Providencia, President of Transportadora de Gas Internacional TGI, President of Grupo Energía Bogotá, General Manager of Controles Eléctricos de Colombia, President of Central Termoeléctrica La Luna, and General Manager of Empresa Energía Honduras. He holds a degree in Mechanical Engineering from Universidad Nacional de Colombia, and a postgraduate degree in Engineering Management Systems from Pontificia Universidad Javeriana.

Camilo Barco Muñoz has served as Chief Financial Officer since August 30, 2024. He is a Senior Executive with more than 30 years of successful experience in management positions, both in the public and private sectors. Currently, certified ESG Member of several Boards of Directors in Colombia– Jaramillo Mora Constructores JMC, Banco Agrario de Colombia BAC, FONDES, OZONO ESP and former member of other important Boards in large companies across Latin America, including among others: Ecopetrol, Bancoldex, Telefónica, ISA Capital do Brasil, CTEEP, Red Eléctrica del Perú, Intervial Chile, INFRAMCO and Metro de Bogotá. He is a dynamic and encouraging leader with strong competencies in high performance team management, strategic planning, corporate governance, corporate finance and new business structuring and development. As an Investment Banker, he participated in the structuring and execution of an extensive number of transactions, either in advisory (M&A), structured finance and debt capital markets. Previously, as a Consultant, he accompanied the Colombian Government and a wide list of public and private companies in the execution of strategic projects aimed at sustainability and value generation. In addition, Mr. Barco served as Country Head of Investment Banking of Banco Itaú in Colombia; General Director of State-Owned Enterprises in the Ministry of Finance and Public Credit (holding entity of state companies); Managing Director Head of Investment Banking at BBVA Colombia; CFO of Grupo ISA; Manager of Financial Consulting at Deloitte; and Advisor to UNDP for the Privatization and Concessions Program in Colombia. He is a Lawyer from Universidad del Rosario, has a postgraduate degree in Financial Law from Universidad de los Andes, has carried out various executive courses in Corporate Finance, Capital Markets and International Finance at Chicago Booth School of Business and at the London School of Economics-LSE.

Juan Carlos Hurtado Parra currently appointed as Acting Chief Executive Officer, served as Vice President of Hydrocarbons from November 11, 2025 until April 6, 2026. In light of Mr. Roa’s vacations and unpaid leave of absence, Mr. Hurtado has served as Acting Chief Executive Officer since April 7, 2026. He is an electrical engineer from Industrial University of Santander, and has a Master in Business Administration (MBA) in international oil and gas from University of Dundee as well as a specialization in Project Evaluation and Development from Universidad del Rosario. Mr. Hurtado has worked for over 27 years in the oil and gas sector, including extensive experience in executive positions within Ecopetrol and Transportadora de Gas Internacional (TGI). Mr. Hurtado’s professional expertise includes resource management and coordination, processes and project methodologies, the development and operation of hydrocarbon production fields, and gas transport system operation and maintenance processes management, among others.

Carlos Mauricio Ávila Saldarriaga assumed the role of acting Vice President of Hydrocarbons on April 7, 2026. He is a seasoned executive with 30 years of experience in the hydrocarbons industry, bringing deep expertise across exploration and production (E&P) operations, new business development, corporate strategy and planning, finance and project management. Previously, he served as Vice President of Exploration, Development and Production since November 2025. Earlier in his career at the company, he held the position of Joint Venture Assets, as well as leadership roles including Manager of New E&P Businesses, Head of Project Planning, Evaluation, and Portfolio Management, and Production Engineer. Mr. Ávila is a Petroleum Engineer from Fundación Universidad de América, with graduate studies in project management and evaluation, finance, and oil and gas business. His professional background also includes senior leadership roles at Occidental de Colombia Inc., Halliburton, SierraCol, and Frontera Energy, where he led new business development initiatives across Colombia and Latin America.

Bayron Triana Arias has served as Executive Vice President of Energies for the transition at Ecopetrol since August 1, 2025. He is an industrial engineer with a Master’s degree in Business Administration, and an expert in energy markets. He has over 15 years of experience in finance, public policy, commercial strategies, and the development of energy projects. He is currently leading the development of Ecopetrol’s energies for the transition business line and has held strategic roles such as: Manager of Energy Transition Strategy at Ecopetrol; Manager of New Business Development and the Wholesale Energy Market at AIR-E; General Manager at JTL Consultores; and acting CEO of the Colombian Association of Electric Powers Generators – ACOGEN - among others.

Julio César Herrera is the Vice President of Commercial and Marketing since April 23, 2025. He is a Certified Public Accountant from Universidad Javeriana and has completed studies in Marketing and Sales from Kellogg School of Management at Northwestern University in Chicago, as well as in Finance from Wharton School of Business at the University of Pennsylvania. With over 30 years of experience in the oil and gas industry. Throughout his career, he has excelled in leadership roles in Finance and Strategy, Planning, Business Development, Operations, Upstream, Downstream, and Midstream. From his various positions at ExxonMobil, BP, Ecopetrol and other American private energy companies, he has been a key player in complex international ventures across the Americas, the Caribbean, Europe, Africa, the Middle East, and Australia. In recent years, he has focused on Crude and Product trading marketing in the Americas.

Gabriel Melguizo Posada has served as Acting President of ISA since February 27, 2026, and Chief of Energy Transmission of the Ecopetrol Group since January, 2023. He is an Electrical Engineer from the Polytechnic Institute of Belarus with a Master’s Degree in Engineering Sciences from the same Institute and an MBA from EAFIT University. He has been working at ISA since 1998 and has been in charge of ISA’s energy transmission business unit in Chile for the last four years. As CEO of ISA INTERCHILE, he contributed to strengthening ISA’s presence by ensuring operations and promoting sustainable growth. He previously served as Director of Corporate Operations at ISA. In his 25 years of experience at ISA, he has worked at all levels of the energy transmission business unit as Operations Engineer, Operations Director, Maintenance Director, Deputy Maintenance Manager, and Deputy Technical Manager.

Senior Management Team

Alexander Cadena Motezuma has served as head of the transport and logistics business, as President of Cenit since May 2024. He previously served as President of Ocensa during 2020, President of ODL from 2018 to 2020, and Director of Strategy and New Business at Cenit from 2012 to 2016. Alexander has held multiple leadership positions in Ecopetrol, including New Business Manager for Downstream, Head of the Risk Management Unit in the Financial Vice Presidency, Gas Management Coordinator in the Business Management area, and served as Process Engineer at the Barrancabermeja Refinery. Additionally, he has been member of the board of directors of Ocensa, ODL, ODC, Empresa de Energía de Bogotá, Bioenergy, Gases de la Guajira, Gasoriente, Surtigas, and Invercolsa, among others. A Chemical Engineer from the Universidad Industrial de Santander, Mr. Cadena boasts over 31 years of experience in the energy sector in the areas of production and transportation of hydrocarbons, natural gas, electricity, renewable energies, regulation, and competitiveness. Additionally, he holds a Master’s in Business Administration from Universidad Externado de Colombia.

Felipe Trujillo López is the Vice President of Refining and Industrial Processes of Ecopetrol since January 2025. He has been a member of the board of directors of Ecodiesel, Ecopetrol US Trading, Ecopetrol Trading Asia, Ecopetrol USA and Refinería de Cartagena S.A.S. He is an Industrial Engineer from Pontificia Universidad Javeriana, with a degree in Strategic Marketing from Colegio de Estudios Superiores de Administración - CESA and has an MBA from Universidad de Los Andes. He has 27 years of experience in leadership positions in the commercial and marketing departments, including new business structuring. The last 21 years of his work experience have been in the oil and gas industry at Ecopetrol, working in various positions such as Commercial and Marketing Vice President of the Ecopetrol Group, National Commercialization Manager, Petrochemicals and Industrials Manager, Downstream New Business Manager and Gas Manager.

Julián Fernando Lemos Valero is the Corporate Vice President of Strategy and Business Development since April 23, 2025. He graduated as a Mechanical Engineer from Universidad Nacional de Colombia and has a postgraduate degree in Economic and Social Evaluation of Projects from Universidad de los Andes. Mr. Lemos has around 20 years of professional experience in the energy sector, primarily in the assessment of investment opportunities in energy, gas, petrochemicals, and biofuels. His previous positions include Business Development Manager and Strategy Manager at Mitsubishi Corporation, a Japanese multinational. In Ecopetrol, he has been part of the Corporate Vice Presidency of Strategy and Business Development since 2017, with responsibilities for developing the energy, gas infrastructure, and petrochemicals businesses, among others. He played a prominent role in the team that completed the purchase of ISA in August 2021 and successfully headed the Mergers and Acquisitions Management area from December 2022 to September 2024.

Sandra Lucia Rodriguez Rojas has served as Corporate Vice President of Territorial Transformation and HSE since October 2023. In this role, she is responsible for social prosperity, stakeholder relations, sustainability and environmental management, territorial planning and monitoring, and HSE for hydrocarbons and energy transition. Ms. Rodriguez is a lawyer from Pontificia Universidad Javeriana (Bogotá, Colombia), who specialized in business law at the same university, and in administrative law from Universidad Santo Tomás (Bogotá, Colombia). She holds two master’s degrees from Universidad Carlos III (Madrid, Spain): in public law and in environmental policy and management. Prior to her current position, she served as Colombia’s Deputy Ombudsman for Environmental and Collective Rights beginning in 2018. She is a founding member of the Center for Environmental Law Studies at Pontificia Universidad Javeriana and serves as a professor of administrative and environmental law in graduate programs.

Sergio Andrés Moreno Acevedo was appointed Corporate Vice President of Science, Technology, and Innovation at Ecopetrol on July 28, 2025. He is a Systems Engineer from the Industrial University of Santander, with a degree in Technology Management. He has more than 25 years of experience in transformation, digital strategy, and innovation, having held key roles in globally oriented companies. He has led digital transformation initiatives. His career includes high-responsibility positions with multiple achievements in process optimization from tactical, operational, and strategic perspectives, contributing to operational efficiency and service experience. His skills in transformational leadership, strategic planning, adaptability, critical thinking, innovation, and problem-solving stand out. He serves as CTO (Chief Technology Officer), DPO (Data Protection Officer), and CISO (Chief Information Security Officer) at Ecopetrol S.A. In carrying out these roles, he leads the organization’s cybersecurity and cyber defense strategy, aligning his actions with the vision and objectives of the business strategy.

Jaime Andrés García Cuello was appointed as Vice President of Administration and Services in September 2024. Prior to this appointment, he was Executive Vice President of Banco Agrario. Mr. Garcia has 24 years of professional experience, having served in strategic positions in both national and multinational companies. His expertise concentrates on supply chain, operations, purchasing, finance, and shared services management, in roles such as Procurement and Supply Chain Director and Human Capital Supply Chain Vice President of ETB S.A. - E.S.P; Vice President of operations of dexFreight Corp.; Procurement, Administrative and Organizational Development Director of Grupo Empresarial Oleoflores; and Procurement Director of DIRECTV Colombia Ltd. He has also served as advisor to board of Directors in companies and has been a professor at the Universidad del Norte in purchasing and supply management, organizational development and culture, and strategic management and organizational design. He graduated as a Civil Engineer from Universidad de los Andes and has a Master’s in Business Administration from Universidad Politécnica de Madrid, Spain.

María Cristina Toro Restrepo has served as Corporate Vice President of Legal Affairs and General Secretary since May 7, 2024. She holds a degree in Law from Universidad de Caldas and a postgraduate degree in Mining-Energy Law at Universidad Externado de Colombia and Commercial Law and Tax and Customs Legislation at Universidad de Caldas. In her 27 years of professional experience, she served as General Secretary of Empresas Públicas de Medellín (EPM), headed the Legal Counsel Office of the Metro de Bogotá, acted as General Secretary of the Metro de Medellín, headed the Labor Relations Management area of EPM, served as General Secretary and Legal Vice President of Grupo Energía de Bogotá, General Secretary of Central Hidroeléctrica de Caldas S.A. and Legal Director of Aguas de Manizales. Ms. Toro is a member of Women in Connection, and both the Women Corporate Directors’ Community and Leadership Advisory Board of CESA, a private business administration college in Bogota.

Rodolfo Mario García Paredes was appointed as Corporate Compliance Director and Compliance Officer of Ecopetrol as of 16 November 2025. Between June 4 and November 15, 2025, he served in this role in an acting capacity. He holds a degree in Law from Universidad del Rosario and a postgraduate degree in Public Management and Institutions’ Administration from Universidad de los Andes. He has more than 25 years of experience in the Corporate Legal and General Secretariat Vice Presidency of Ecopetrol, during which he has held leadership positions such as Hydrocarbons Legal Manager, Exploration Legal Advisory Manager, and New Business and Corporate Legal Manager, among others. He has developed his professional career across various areas of the Oil & Gas sector, including contracting, exploration and production, transportation and refining, as well as in Ecopetrol’s internationalization process and corporate affairs. He has also served on several occasions as Acting Corporate Legal and General Secretariat Vice President.

Victoria Irene Sepúlveda Ballesteros has served as the Corporate Vice President of Organizational Talent since January 19, 2024. She is a lawyer with a postgraduate degree in Commercial Law and holds an MBA, with nearly 20 years of experience in administrative and human management roles. She has extensive expertise in human talent management and labor relations within companies and business groups in the energy sector in Colombia. Previously, she was the Human Management Manager at Chilco, the parent company in Colombia of the Lipigas Group. She has also held corporate roles in business groups as Director of Subsidiaries and Resource Manager. Among her notable projects, her strategic planning stands out, addressing complex situations assertively, constantly seeking to engage with peers and superiors to find the best solutions that add value. She has experience in organizational transformation projects, project management, process management, and continuous improvement.

Ricardo Augusto Montes Gómez has served as Corporate Director of Internal Audit for the Ecopetrol Group since September 1, 2016. Mr. Montes is a Public Accountant from the Universidad Externado of Colombia, holds an MBA (Master in Business Administration) from the INALDE Business School of Universidad de la Sabana of Colombia, and completed the Financial Planning certificate program of Southern Methodist University located in Dallas, USA. He has over 40 years of professional experience both locally and internationally in the Oil & Gas sector, undertaking various leadership roles within Internal Audit and Financial Management, as well as serving as Chief Financial Officer (CFO) and Comptroller of public and private companies within this sector.

Diana Marcela Jimenez Rodriguez is the director of Institutional Relations and Communication since April 23, 2025. She is an electrical engineer from the Universidad de los Andes, with additional qualifications in business administration. She holds a postgraduate degree in Business Administration from UCUF Spain, and an Executive Master’s in Business Administration from EADA Business School. With over 20 years of experience, Diana has held strategic positions in the energy sector both nationally and internationally. She has served as director for the Ecopetrol Group in Gas and LPG, and Regulatory Strategy, and as vice-president for Institutional Relations, Regulation, and the Environment for the Enel Group in Colombia and Central America. Moreover, she has been business development manager (VP) for Enel Group companies in Colombia and advisor to CREG

None of our directors, executive officers or members of senior management has any familiar relationship with any other director, executive officer or member of senior management.

7.6	Compensation of Directors and Management

Based on a resolution adopted at our annual shareholders’ meeting in 2012, remuneration for directors’ attendance at meetings of the Board of Directors and/or committee meetings was set to six minimum monthly wage salaries, which totals approximately COP 10.5 million for 2026 and COP 8.5 million for 2025. See Note 31.1 to our consolidated financial statements for more details.

During 2025, the total remuneration paid to our Board Directors amounted to COP 4,014 million and the remuneration paid to Executive Officers and senior management amounted to COP 30.47 billion. The latter includes amounts paid to certain directors, executive officers and senior management pursuant to a bonus plan under which such people are entitled to receive variable compensation based on the Company’s results for each year. Ecopetrol has a short-term and long-term variable compensation programs.

The short-term variable compensation for senior management is recognized based on the annual company’s results associated with the achievement of strategic objectives and the goals of the Company’s Balanced Scorecard (“BSC”). 2025 BSC includes metrics based on four strategic pillars: (i) Grow with the Energy Transition (that weighs 35% of the BSC); (ii) Generate Value with sustainability (10%), (iii) Cutting-edge Knowledge (10%), and (iv) Competitive Returns (30%). The remaining 15% of the BSC corresponds to the most important cultural principle for Ecopetrol, “Life First”.

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

Ecopetrol’s Long-Term Incentives Plans (ILPs for its acronym in Spanish) are managed through a voluntary pension fund administered by a legally authorized financial entity, as required under Colombian law. The fund receives cash contributions from Ecopetrol with the mandate of investing such cash in ordinary shares of the Company, through open market purchases in Colombia. Once the plan expires and the company confirms and provided that the goals are met, the contributions become equity for the beneficiaries, and they will be able to determine the allocation of any earned contributions according to the following options:

•	Keep the contributions in the portfolio that invests in Ecopetrol shares and over which Ecopetrol does not exercise investment decisions.
•	Monetize the equity to invest the contributions (totally or partially) in other investment portfolios offered by the fund’s manager.
•	Monetize the equity by withdrawing the cash (totally or partially) from the fund.

Every year the Board of Directors approves a set of metrics and objectives that align with the corporate strategy and business plan. These objectives are periodically updated and remain in effect for a three-year term. The metrics and objectives are designed to accelerate the Company’s energy transition efforts and ensure the country’s energy sovereignty. They are regularly monitored to verify that the Company remains on track and is making measurable progress toward its strategic goals. Currently, there are three Long-Term Incentives Plans in effect: for 2024-2026, for 2025-2027 and for 2026-2028. The indicators and weights of these plans are: Free Cash Flow - FCF (40%), Return on Average Capital Employed - ROACE (20%), Reserve Replacement Ratio - RRR (20%), and Energy Reduction Cost (20%).

Currently, the ILPs are part of the compensation scheme applicable to the CEO, Vice Presidents, equivalent positions, and other positions at Ecopetrol, according to their level of responsibility and relevant performance criteria. This compensation scheme applies to all of Ecopetrol’s subsidiaries.

7.7	Share Ownership of Directors and Executive Officers

The following table sets forth the executive officers and directors that own shares of Ecopetrol S.A. as of March 16, 2026. Under Colombian law, all of our shareholders have the same economic privileges and voting rights.

Table 70 – Executive Officers and Directors owning Ecopetrol’s shares

Executive Officer	Number of shares(1)	% Ownership
Juan Carlos Hurtado Parra	2,000	0.0000050%
Bayron Triana Arias	28,000	0.000068%

7.8	Controls and Procedures

Disclosure Controls and Procedures

As required by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of December 31, 2025, we evaluated the design and effectiveness of our financial disclosure controls and procedures under the supervision and participation of our management, including our Chief Executive Officer and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even if effective, disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

As of the year ended December 31, 2025, our management conducted an assessment of the effectiveness of our internal control over financial reporting in accordance with the criteria established in the publication “Internal Control – Integrated Framework (2013),” issued by the Committee of the Sponsoring Organizations of the Treadway Commission, as well as the rules set by the SEC in its Final Rule “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports.”

Consistent with the guidance issued by the SEC that an assessment of recently acquired businesses may be omitted from management’s annual report on internal control over financial reporting in the year of acquisition, management excluded the assessment of the effectiveness of internal control over financial reporting of Wind Autogeneración S.A.S., Córdoba Solar 2 S.A.S., El Roble Solar S.A.S., Enerfin Servicios S.A.S., Girasol 1 S.A.S., La Cayena Solar S.A.S., Parque Solar Portón Del Sol S.A.S. ESP., Planta Solar Sahagún S.A.S. These subsidiaries, which are included in the 2025 consolidated financial statements of the Company, represented 0.25% and 0.33% of total and net assets respectively as of December 31, 2025, and 0.01% and (0.05)% of revenues and net income respectively, for the year then ended. More details regarding these acquisitions can be found in Note 2.3 of our 2025 consolidated financial statements.

Based on the assessment performed, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting has been audited by Deloitte & Touche S.A.S., an independent registered public accounting firm, as stated in their audit report accompanying our consolidated financial statements.

Audit and Non-Audit Fees

Our consolidated financial statements for the fiscal year ended December 31, 2025 were audited by Deloitte & Touche S.A.S. Our consolidated financial statements for the fiscal years ended December 31, 2024 and 2023 were audited by Ernst & Young Audit S.A.S.

The following table sets forth the fees billed to us by Deloitte & Touche S.A.S. during the fiscal year ended December 31, 2025.

Table 71 – Fees Billed to us by Deloitte & Touche S.A.S.

For the year ended December 31,
COP Millions, excluding 19% Value Added Tax	2025
Audit fees	22,269
Tax fees	—
All other fees	134
Total	22,403

Audit Fees. The audit fees listed in the table above are the aggregated fees billed by Deloitte & Touche S.A.S and its affiliates for 2025 in connection with their audits of our annual consolidated financial statements (IFRS), interim consolidated financial statements (under IFRS), statutory audits of Ecopetrol S.A. and its consolidated subsidiaries and some of its associate entities (under local GAAP) and review of periodic documents filed with the SEC. In addition, these audit fees include fees related to our independent auditors’ audits of our internal controls over financial reporting.

All Other Fees. The all other fees listed in the table above are the aggregated fees billed by Deloitte & Touche S.A.S. in connection with the review of our sustainability report.

The following table sets forth the fees billed to us by Ernst & Young Audit S.A.S. during the fiscal years ended December 31, 2025, 2024 and 2023

Table 72 – Fees Billed to us by Ernst & Young Audit S.A.S.

	For the year ended December 31,
COP Millions, excluding 19% Value Added Tax	2025	2024	2023
Audit fees	400	24,649	23,845
Tax fees	—	—	—
All other fees	—	133	132
Total	400	24,782	23,977

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

Tax fees. Tax fees on the above table are fees billed by Ernst & Young for pre-approved services related to technical compliance with tax matters of one of our subsidiaries.

All Other Fees. The all-other fees listed in the table above are the aggregated fees billed by Ernst & Young Audit S.A.S. in connection with the review of our sustainability report.

Changes in Internal Control over Financial Reporting

There were no changes made in our internal control over financial reporting for the year ended December 31, 2025, that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Deloitte & Touche S.A.S.’s attestation report on our internal control over financial reporting is included in their audit report accompanying our consolidated financial statements. See Report of Independent Registered Public Accounting Firm to the consolidated financial statements.

Clawback Policy

On November 30, 2023, we approved its claw-back policy providing for the recovery of erroneously awarded incentive-based compensation “received” by current and former executive officers in connection with a financial restatement, regardless of fault or misconduct, on or after October 2, 2023. On March 3, 2026, the Board of Directors approved an updated designation of executive officers. A copy of our claw-back policy is attached hereto as Exhibit No. 7.1.

Insider Trading Policy

On March 25, 2025, the Company updated its insider trading prevention policy, which provides the guidelines to assist the members of the Board of Directors and their respective committees, the senior management, employees, interns and trainees of the Company, and anyone who by their job, profession or function has access to non-public information of Ecopetrol, to comply with their obligations under the securities and exchange laws and regulations of the Company’s jurisdiction and the jurisdictions in which the Company’s securities are traded. A copy of our insider trading prevention policy is attached hereto as Exhibit 7.2. On April 22, 2026 the Company updated the insider trading prevention policy, following amendments to Section 16 of the Securities Exchange Act.

8.     Financial Statements

Ecopetrol S.A.

Consolidated Financial Statements

As of December 31, 2025, and 2024 and for each of the three years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Ecopetrol S.A. and subsidiaries (the “Company”) as of December 31, 2025, the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows, for the year ended December 31, 2025, and the related notes and the schedules listed in the exhibits 1, 2 , 3 and 4 (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2026, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimation of Oil and Gas Reserves on Significant Accounting Estimates

Critical audit matter description

Oil and gas reserves estimates are used in the calculation of depreciation and depletion expense and impairment loss of oil and gas properties. The risk is the inappropriate determination of oil and gas reserves, impacting these accounting estimates.

As described in Notes 14 and 15 to the financial statements, as of December 31, 2025, the Company has Property, plant and equipment (Property and plant) and Natural and environmental resources (Oil investments) related to oil and gas properties with net book values of $33,015 billion (with an associated depreciation expense of $3,288 billion) and $34,909 billion (with an associated depletion expense of $7,447 billion), respectively. As further described in Notes 14 and 15, reversal of impairment loss of $3 billion and impairment loss of $244 billion were recorded for the year ended December 31, 2025.

The estimation of oil and gas reserves involves subjective judgements and determinations based on available technical, contractual, geopolitical and economic information. Estimates can change over time because of new information from production or drilling activities, changes in economic factors, such as oil and gas prices, changes in the regulatory policies of governments, or other events. Downward adjustments to oil and gas reserves could indicate lower future production volumes and could also lead to revised depreciation, depletion, and amortization rates and to impairment loss of oil and gas properties.

The estimation of oil and gas reserves is a higher risk estimate given the significant judgement by management, including the use of management’s specialists and specialized firms, when developing the estimates of oil and gas reserve volumes, which in turn led to a high degree of auditor judgement, subjectivity, and effort in performing procedures and evaluating audit evidence obtained related to the data, methods and assumptions used by management (with the assistance of its specialists) in developing the estimates of oil and gas reserves volumes.

The estimates of oil and gas reserves volume are derived from evaluations prepared by the management (with the assistance of management´s specialists). These evaluations include their assessments of the volumes of petroleum initially in place, projected production profiles over time, and other key assumptions. Such assumptions specifically include commodity price forecasts, the expiration dates of applicable licenses, expected capital expenditures, and operating expenditures. The oil and gas reserves volume have been independently reviewed and certified by specialized firms.

How the Critical Audit Matter was Addressed in the Audit

We obtained an understanding of the controls over the Company’s oil and gas reserve estimation process. We then evaluated the design of these controls and tested their operating effectiveness, including management’s review controls over changes to year-on-year estimated oil and gas reserve volumes.

We involved our oil and gas reserve specialists in evaluating the key assumptions and methodologies applied by management.

With the assistance of our oil and gas reserve specialists, our procedures included, amongst others:

o	Attended technical and financial meetings to observe the internal work done by management with the assistance of management´s specialists (qualified management staff responsible for overseeing the preparation of oil and gas reserve estimates) and specialized firms. These meetings are part of Company’s oil and gas reserve estimation process.
o	Evaluated for reasonableness the data, methods and assumptions used by the Company to quantify its oil and gas reserves.
o	Assessed the competence and objectivity of management´s specialists and specialized firms through an understanding of their experience and professional qualifications.
o	Read and evaluated a sample of oil and gas reserve reports prepared by management (with the assistance of management’s specialists) and assessed the scope of work performed and the conclusions reached by independent specialized firms.
o	Compared the future production volume used in the impairment tests of oil and gas properties with the estimates of oil and gas reserve volume estimated by management.
o	Performed audit procedures that included, among others, evaluating the completeness and accuracy of the data and assumptions described above, used by management (with the assistance of management’s specialist) in the estimation of oil and gas reserves, comparing them against the source of information and with historical information.
o	Tested the arithmetic accuracy of the calculation of depreciation and depletion expenses, and evaluated the methodologies used in determining the impairment loss and reversal of impairment loss of oil and gas properties. Also, compared the oil and gas reserves used in the calculation of depreciation and depletion expenses and impairment loss and reversal of impairment loss of oil and gas properties versus the oil and gas reserve reports prepared by management (with the assistance of management´s specialists).

/s/ Deloitte & Touche S.A.S.

Deloitte & Touche S.A.S.

Bogotá, Colombia
April 30, 2026

We have served as the Company´s auditors since 2025.

Deloitte & Touche S.A.S. NIT 860.005.813-4 Carrera 9 nro. 78-31. Piso 1 Bogotá, D. C. Colombia Tel: +57 (601) 426 2000 www.deloitte.com/co

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Ecopetrol S.A.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ecopetrol S.A. and subsidiaries (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated April 30, 2026, expressed an unqualified opinion on those financial statements.

As described in Management’s Annual Report on Internal Control over Financial Reporting appearing in section 7.8, management excluded from its assessment the internal control over financial reporting at Wind Autogeneración S.A.S., Córdoba Solar 2 S.A.S., El Roble Solar S.A.S., Enerfin Servicios S.A.S., Girasol 1 S.A.S., La Cayena Solar S.A.S., Parque Solar Portón Del Sol S.A.S. ESP., Planta Solar Sahagún S.A.S., which were acquired on November 13. 2025, and whose financial statements constitute 0.25% and 0.33% of total and net assets respectively as of December 31, 2025, and 0.01% and (0.05)% of revenues and net income respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2025. Accordingly, our audit did not include the internal control over financial reporting at Wind Autogeneración S.A.S., Córdoba Solar 2 S.A.S., El Roble Solar S.A.S., Enerfin Servicios S.A.S., Girasol 1 S.A.S., La Cayena Solar S.A.S., Parque Solar Portón Del Sol S.A.S. ESP., Planta Solar Sahagún S.A.S..

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing in section 7.8. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Deloitte & Touche S.A.S.

Deloitte & Touche S.A.S.

Bogotá, Colombia
April 30, 2026

AS-4013-26

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

/s/ Ernst & Young Audit S.A.S.

A member practice of Ernst & Young Global Limited

We served as the Company’s auditor from 2016 to 2024

Bogotá D.C., Colombia

April 23, 2025

Ernst & Young Audit S.A.S.	Ernst & Young Audit S.A.S.	Ernst & Young Audit S.A.S.	Ernst & Young Audit S.A.S.
Bogotá, D.C.	Medellín – Antioquia	Cali – Valle del Cauca	Barranquilla - Atlántico
Avenida Carrera 72 No. 81B – 13	Carrera 43A No. 3 Sur-130	Avenida 4 Norte No. 6N – 61	Calle 77B No 59 – 61
Piso 15, Torre Fura	Edificio Milla de Oro	Edificio Siglo XXI	Edificio Centro Empresarial
Connecta 80 Conexión Empresarial	Torre 1 – Piso 14	Oficina 502	Las Américas II Oficina 311
Tel. +57 (601) 484 7000	Tel: +57 (604) 369 8400	Tel: +57 (602) 387 6688	Tel: +57 (605) 310 0444

A member firm of Ernst & Young Global Limited

Ecopetrol S.A.

Consolidated statement of financial position

(In billions of Colombian pesos)

		As of December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	6	10,694	14,054
Trade and other receivables	7	14,880	20,426
Inventories	8	8,609	10,028
Other financial assets	9	1,838	851
Current tax assets	10	14,514	11,455
Other assets	11	2,910	3,845
Total current assets		53,445	60,659
Non–current assets
Trade and other receivables	7	35,130	32,136
Other financial assets	9	1,458	4,389
Investment in associates and joint ventures	13	8,048	8,652
Property, plant, and equipment	14	106,104	107,455
Natural and environmental resources	15	48,407	47,666
Right-of-use assets	16	994	980
Intangible assets	17	14,041	16,413
Non-current tax assets	10	8,069	12,908
Goodwill	19	4,832	5,146
Other assets	11	1,692	1,837
Total non–current assets		228,775	237,582
Total assets		282,220	298,241
Liabilities
Current liabilities
Loans and borrowings	20	10,080	11,288
Trade and other payables	21	15,759	19,302
Provisions for employee benefits	22	3,481	3,369
Current tax liabilities	10	2,368	2,769
Accrued liabilities and provisions	23	1,647	1,620
Other liabilities		1,179	1,286
Total current liabilities		34,514	39,634
Non–current liabilities
Loans and borrowings	20	99,120	108,677
Provisions for employee benefits	22	10,472	14,008
Non-current tax liabilities	10	14,808	14,929
Accrued liabilities and provisions	23	14,801	12,736
Other liabilities		1,766	2,344
Total non–current liabilities		140,967	152,694
Total liabilities		175,481	192,328
Equity
Subscribed and paid in capital	24.1	25,040	25,040
Additional paid in capital	24.2	6,608	6,608
Reserves	24.3	30,292	24,156
Accumulated other comprehensive income	24.5	11,752	11,912
Retained earnings		7,691	12,138
Equity attributable to owners of parent		81,383	79,854
Non controlling interest		25,356	26,059
Total equity		106,739	105,913
Total liabilities and equity		282,220	298,241

Ecopetrol S.A.

Consolidated statement of profit or loss

(In billions of Colombian pesos, except for basic and diluted earnings per share, which are expressed in Colombian pesos)

		For the year ended December 31,
	Note	2025	2024	2023
Sales	25	119,694	133,330	143,189
Cost of sales	26	(82,057)	(86,481)	(88,178)
Gross profit		37,637	46,849	55,011
Administrative expenses	27	(5,024)	(5,103)	(5,026)
Operations and project expenses	27	(5,321)	(5,648)	(5,702)
Impairment recovery (loss) of long-term non–monetary assets	18	23	867	(2,098)
Other operating (expense) income	28	(636)	1,497	(426)
Operating income		26,679	38,462	41,759
Financial results	29
Finance income		2,094	1,748	2,321
Finance expenses		(10,781)	(10,319)	(10,384)
Foreign exchange gain (loss)		159	52	2,398
Total financial result		(8,528)	(8,519)	(5,665)
Share of profits of associates and joint ventures	13	710	764	805
Profit before income tax expense		18,861	30,707	36,899
Income tax expense	10	(4,417)	(12,208)	(11,516)
Net profit for the year		14,444	18,499	25,383
Net profit for the year attributable to:
Owners of parent		10,488	13,841	21,061
Non–controlling interest		3,956	4,658	4,322
		14,444	18,499	25,383
Basic and diluted earnings per share	24.6	255.1	336.6	512.2

Ecopetrol S.A.

Consolidated statement of comprehensive income

(In billions of Colombian pesos)

		For the year ended December 31,
	Note	2025	2024	2023

Net profit for the year		14,444	18,499	25,383
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods -net of taxes:
Unrealized (loss) gain on hedges:
Cash flow hedge for future exports		2,814	(2,181)	3,071
Hedge of a net investment in a foreign operation		3,749	(3,326)	6,213
Cash flow hedge with derivative instruments		104	(85)	174
Financial instruments measured at fair value		137	(143)	(2)
Foreign currency translation		(11,601)	7,371	(18,178)
		(4,797)	1,636	(8,722)
Other comprehensive income that will not to be reclassified to profit or loss in subsequent periods (net of taxes):
Actuarial gain (loss)	22.1	2,355	1,308	(2,734)
Equity financial instruments measured at fair value		156	—	—
		2,511	1,308	(2,734)
Other comprehensive income for the year, net of tax		(2,286)	2,944	(11,456)
Total comprehensive income for the year, net of tax		12,158	21,443	13,927
Total comprehensive income for the year attributable to:
Owners of parent		10,328	17,080	13,938
Non–controlling interest		1,830	4,363	(11)
		12,158	21,443	13,927

Ecopetrol S.A.

Consolidated statement of changes in equity

(In billions of Colombian pesos)

		Attributable to owners of parent
					Accumulated
		Subscribed	Additional		other			Non
		and paid	paid in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 1, 2024		25,040	6,608	24,156	11,912	12,138	79,854	26,059	105,913
Net profit		—	—	—	—	10,488	10,488	3,956	14,444
Release of reserves	24.3	—	—	(12,502)	—	12,502	—	—	—
Dividends declared	24.4	—	—	—	—	(8,799)	(8,799)	(2,515)	(11,314)
Equity restitution to minority shareholders		—	—	—	—	—	—	(18)	(18)
Appropriation of reserves:
Legal	24.3	—	—	1,494	—	(1,494)	—	—	—
Fiscal and statutory reserves	24.3	—	—	509	—	(509)	—	—	—
Other reserves	24.3	—	—	16,635	—	(16,635)	—	—	—
Other comprehensive income:
Gain (loss) of hedging instruments:
Cash flow hedge for future exports		—	—	—	2,826	—	2,826	(12)	2,814
Hedge of a net investment in a foreign operation		—	—	—	3,644	—	3,644	105	3,749
Cash flow hedge with derivative instruments		—	—	—	95	—	95	9	104
Financial instruments measured at fair value		—	—	—	293	—	293	—	293
Foreign currency translation		—	—	—	(9,361)	—	(9,361)	(2,240)	(11,601)
Actuarial gains		—	—	—	2,343	—	2,343	12	2,355
Balance as of December 31, 2025		25,040	6,608	30,292	11,752	7,691	81,383	25,356	106,739

					Accumulated
		Subscribed	Additional		other			Non
		and paid	paid in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 1, 2023		25,040	6,608	17,923	8,674	17,462	75,707	24,546	100,253
Net profit		—	—	—	—	13,841	13,841	4,658	18,499
Release of reserves	24.3	—	—	(8,175)	—	8,175	—	—	—
Dividends declared	24.4	—	—	—	—	(12,829)	(12,829)	(2,764)	(15,593)
Equity restitution to minority shareholders		—	—	—	—	—	—	(31)	(31)
Acquisition of subsidiaries		—	—	—	—	(103)	(103)	(56)	(159)
Appropriation of reserves:
Legal	24.3	—	—	1,906	—	(1,906)	—	—	—
Fiscal and statutory reserves	24.3	—	—	509	—	(509)	—	—	—
Occasional	24.3	—	—	11,993	—	(11,993)	—	—	—
Other comprehensive income:
Loss on hedging instruments:
Cash flow hedge for future exports		—	—	—	(2,179)	—	(2,179)	(2)	(2,181)
Hedge of a net investment in a foreign operation		—	—	—	(3,231)	—	(3,231)	(95)	(3,326)
Cash flow hedge with derivative instruments		—	—	—	(67)	—	(67)	(18)	(85)
Financial instruments measured at fair value		—	—	—	(143)	—	(143)	—	(143)
Foreign currency translation		—	—	—	7,607	—	7,607	(236)	7,371
Actuarial gains		—	—	—	1,251	—	1,251	57	1,308
Balance as of December 31, 2024		25,040	6,608	24,156	11,912	12,138	79,854	26,059	105,913

					Accumulated
		Subscribed	Additional		other			Non
		and paid	paid in		comprehensive	Retained		controlling	Total
	Note	in capital	capital	Reserves	income	earnings	Total	interest	equity
Balance as of December 31, 2022		25,040	6,608	8,899	15,797	29,812	86,156	27,748	113,904
Adoption of new standards		—	—	—	—	(5)	(5)	—	(5)
Balance as of January 1, 2023, after adoption		25,040	6,608	8,899	15,797	29,807	86,151	27,748	113,899
Net profit		—	—	—	—	21,061	21,061	4,322	25,383
Release of reserves		—	—	(2,491)	—	2,491	—	—	—
Dividends declared		—	—	—	—	(24,382)	(24,382)	(3,146)	(27,528)
Equity restitution to minority shareholders		—	—	—	—	—	—	(45)	(45)
Appropriation of reserves:
Legal		—	—	3,340	—	(3,340)	—	—	—
Fiscal and statutory reserves		—	—	509	—	(509)	—	—	—
Occasional		—	—	7,666	—	(7,666)	—	—	—
Other comprehensive income:
Loss on hedging instruments:
Cash flow hedge for future exports		—	—	—	3,075	—	3,075	(4)	3,071
Hedge of a net investment in a foreign operation		—	—	—	6,054	—	6,054	159	6,213
Cash flow hedge with derivative instruments		—	—	—	123	—	123	51	174
Financial instruments measured at fair value		—	—	—	(2)	—	(2)	—	(2)
Foreign currency translation		—	—	—	(13,762)	—	(13,762)	(4,416)	(18,178)
Actuarial losses		—	—	—	(2,611)	—	(2,611)	(123)	(2,734)
Balance as of December 31, 2023		25,040	6,608	17,923	8,674	17,462	75,707	24,546	100,253

Ecopetrol S.A.

Consolidated statement of cash flows

(In billions of Colombian pesos)

		From the year ended December 31,
	Note	2025	2024	2023
Cash flow from operating activities:
Net profit for the year		14,444	18,499	25,383
Adjustments to reconcile the net profit to net cash provided by operating activities:
Income tax expense	10	4,417	12,208	11,516
Depreciation, depletion, and amortization	14, 15, 16, 17	16,107	15,197	13,812
Foreign exchange gain	29	(159)	(52)	(2,398)
Finance cost of loans and borrowings	29	7,604	7,377	6,924
Finance cost of post–employment benefits and abandonment costs	29	2,556	2,466	2,197
Write off exploratory assets and dry wells	15	717	1,108	1,472
(Gain) loss on disposal of non–current assets		(32)	50	(143)
Profit on business combinations	12	—	(1,699)	—
Profit on reversal of fields	28	—	(28)	—
Impairment (recovery) loss of non–current assets	18	(23)	(867)	2,098
Impairment loss of current assets	28	346	262	96
Gain on fair value adjustment of financial assets and interest		(1,486)	(1,675)	(1,972)
(Gain) loss on hedging transactions with derivatives		(2)	26	2
Share of profit of associates and joint ventures	13	(710)	(764)	(805)
Loss on the sale of assets held for sale		1	21	20
Hedge ineffectiveness	30.3	14	7	25
Realized (gain) loss on foreign exchange cash flow hedges	25	(150)	239	480
Movements in provisions	23	195	311	853
Net change in operational assets and liabilities:
Trade and other receivables		296	9,052	(20,439)
Inventories		897	533	808
Trade and other payables		(1,290)	(1,277)	507
Tax assets and liabilities		(334)	(1,999)	(5,855)
Provisions for employee benefits		(549)	(496)	(178)
Provisions and contingencies		(827)	(1,061)	(1,169)
Other assets and liabilities		339	(2,092)	(601)
Income tax paid		(9,029)	(10,219)	(12,832)
Net cash provided by operating activities		33,342	45,127	19,801
Cash flow from investing activities:
Investment in joint ventures	13	(6)	(20)	(1)
Acquisition of subsidiaries, net of cash acquired	2.2	(65)	(158)	—
Consideration paid in business combination, net of cash and cash equivalents	12	(301)	—	—
Consideration paid for the acquisition of assets	21	(1,109)	(880)	—
Investment in property, plant, and equipment	14	(9,773)	(9,521)	(9,350)
Investment in natural and environmental resources	15	(10,552)	(10,541)	(13,964)
Acquisitions of intangibles	17	(502)	(866)	(776)
Proceeds from sales of other financial assets		2,265	(2,455)	976
Interests received	29	1,246	1,627	1,884
Dividends received	13.1	772	425	482
Proceeds from sales of assets		113	355	729
Net cash used in investment activities		(17,912)	(22,034)	(20,020)
Cash flow from financing activities:
Proceeds from loans and borrowings	20.1	18,402	27,155	34,035
Repayment of loans and borrowings	20.1	(15,192)	(26,158)	(21,660)
Interest payments	20.1	(8,199)	(7,526)	(6,582)
Lease payments	16	(641)	(563)	(533)
Payment of restitution of equity to minority shareholders		(18)	(30)	(44)
Dividends paid	24.4	(11,717)	(15,565)	(5,571)
Net cash used in financing activities		(17,365)	(22,687)	(355)
Exchange difference in cash and cash equivalents		(1,425)	1,312	(2,491)
Net increase (decrease) in cash and cash equivalents		(3,360)	1,718	(3,065)
Cash and cash equivalents at the beginning of the year		14,054	12,336	15,401
Cash and cash equivalent at the end of the year	6	10,694	14,054	12,336

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

1.	Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Group (collectively called “Ecopetrol Group”); which is engaged in commercial and industrial activities related to the exploration, exploitation, refining, transportation, storage, distribution and marketing of hydrocarbons, their derivatives and products, as well as the energy transmission services, design, development, construction, operation and maintenance of road and energy infrastructure projects and the provision of information technology and telecommunications services.

An 11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36 – 24.

2.Basis for preparation

2.1	Statement of compliance and authorization of consolidated financial statements

The consolidated financial statements of Ecopetrol S.A. and its subsidiaries as of December 31, 2025 and for each of the three years in the period ended December 31, 2025, 2024 and 2023 have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

Accounting policies described in Note 4 have been applied consistently in all years presented.

These consolidated financial statements were approved and authorized for issuance by the Board of Directors of Ecopetrol S.A. in April 30, 2026.

2.2	Reclassifications

For presentation purposes, the Ecopetrol Group reclassified the current assets held for sale and non-current trade and other payables within Other assets (Note 11 – Other Assets) and Other liabilities, respectively, in the comparative figures as of December 31, 2024. These reclassifications have no material impact on the items in the statement of financial position, profit or loss, comprehensive income, changes in equity, or cash flows.

2.3	Basis for consolidation

The consolidated financial statements were prepared by consolidating all companies set out in Exhibits 1, which are those over which Ecopetrol S.A. exercises direct or indirect control. Control is achieved when the Ecopetrol Group:

●	has power over the investee (consisting of rights to manage relevant activities);
●	is exposed, or has the rights, to variable returns from its involvement with the investee; and
●	has the ability to use its power to affect its returns. It can occur even when the Ecopetrol Group has less than a majority of the voting rights of an investee;
●	has the power over the investee to provide it with the practical ability to direct the relevant activities of the investee unilaterally, even though Ecopetrol Group has less than a majority of the voting rights of an investee. The Ecopetrol Group considers all relevant facts and circumstances in assessing whether or not its voting rights in an investee are sufficient or not to give it power, including:
a)	the percentage of the Ecopetrol Group’s voting rights relative to the size and apportionment of the shares of other vote holders;
b)	potential voting rights held by the Ecopetrol Group, other vote holders or other parties;

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

c)	rights arising from other contractual arrangements; and
d)

any additional facts and circumstances that indicate that the Ecopetrol Group has, or does not have, the current ability to direct the relevant activities, at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Subsidiaries are consolidated from the date on which control is obtained until the date that such control ceases.

All intercompany assets and liabilities, equity, income, expenses, and cash flows relating to transactions between entities of the Ecopetrol Group were eliminated on consolidation. Unrealized losses are also eliminated. Non–controlling interest represents the proportion of profit, other comprehensive income and net assets in subsidiaries that are not attributable to Ecopetrol shareholders.

The consolidated financial statements as of December 31, 2025 were prepared on the basis that the Ecopetrol Group will continue to operate as a going concern.

The following were the significant changes in the consolidation of the Group:

2025

●	On November 13, 2025, Ecopetrol S.A. successfully completed the transaction with Statkraft European Wind and Solar Holding, AS (“Statkraft”), for the acquisition of one (1) company dedicated to the development and operation of Statkraft’s portfolio in Colombia and six (6) special purpose companies owning solar projects, for a value of $157.5 million USD, which were owned by Statkraft’s subsidiaries: Enerfín Sociedad de Energía S.L.U and Enerfin Enervento Exterior S.L. With this acquisition, Ecopetrol S.A. becomes the owner of 100% of the shares of said companies (See note 12).
●	ISA Digital Services Hub (“ISA”): As part of its corporate strategy for transformation and centralization of services, during fiscal year 2025 ISA made progress in establishing the Digital Services Hub, an entity designed to operate as a cross-functional platform for financial, administrative, and technological services for the companies of the ISA Group. Given the nature of this new entity and the operational requirements associated with its launch, it was necessary to provide it with a minimum capital structure to cover initial liquidity needs, enable budget execution, and ensure compliance with the corporate and regulatory milestones established for its operation.
●	Interconexiones Eléctricas QOYLLUR SpA: In August 2025, a new investment vehicle was created through which Interchile will manage its stake in the Interconexiones del Norte S.A., an energy megaproject in Chile. Interchile holds a 100% stake in this new investment vehicle.
●	On July 22, 2025, the merger between Oleoducto Central S.A. (the acquiring company) and Ocensa Ductos S.A.S. (the acquired company, formerly Repsol Ductos de Colombia – RDC) was registered with the Bogotá Chamber of Commerce, formalizing the reorganizational merger by absorption. The entities involved in the merger are subsidiaries of Ecopetrol S.A.; therefore, this merger is a reorganization of entities under common control and does not constitute a business combination.
●	Ecopetrol S.A. announced on July 7, 2025, the acquisition of Wind Autogeneración S.A.S., owner of the Windpeshi wind farm project in La Guajira. This acquisition by Ecopetrol S.A. was finalized through a share purchase agreement, following approval by its Board of Directors at its December 2024 meeting and the fulfillment of all necessary conditions precedent, including regulatory and competition approvals. The acquisition was recognized as a group of assets purchase, and the purchase price is US$15 million.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

2024

Ocensa Ductos S.A.S

In July 2024, Oleoducto Central S.A. acquired 100% of the shares of the company Repsol Ductos de Colombia – RDC (named as of October 2, 2024 as Ocensa Ductos S.A.S.), an entity dedicated to investment activities that currently has a 7.14% investment in Oleoducto de Colombia (ODC), which is a subsidiary of the Ecopetrol Group. The net cash paid corresponds to $157,705.

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

2.4Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities that are measured at fair value through profit or loss and/or changes in other comprehensive income at the end of each reporting year, as explained in the accounting policies included below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The fair value is the price that would be received from selling an asset or that would be paid for transferring a liability among market participants, in an orderly transaction, on the date of measurement. When estimating the fair value, the Ecopetrol Group uses assumptions that market participants would use for pricing an asset or liability at current market conditions, including risk assumptions, which maximize the value (highest and best use) of the asset or liability.

2.5	Functional and presentation currency

The functional currency of Ecopetrol S.A. is the Colombian peso, and these consolidated financial statements are presented in this currency. For each entity of the Ecopetrol Group, its functional currency is determined based of the main economic environment where it operates.

From 2025 onwards, consolidated financial statements are presented in Colombian pesos rounded to the nearest billion (COP $000,000,000), except where otherwise indicated.

2.6	Translation to the presentation currency

The consolidated statements of profit or loss and cash flows of subsidiaries with functional currencies different from Ecopetrol S.A.’s functional currency (Colombian peso) are translated at the exchange rates on the dates of the transaction or based on the monthly average exchange rate. Assets and liabilities are translated at the closing exchange rate, and other equity items are translated at exchange rates at the time of the transaction. All resulting exchange differences are recognized in other comprehensive income. On disposal of all or significant parts of a foreign operation, the proportional cumulative translation adjustment related to the foreign operation is reclassified to profit or loss.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

2.7	Foreign currency transactions

Transactions in foreign currencies are initially recorded by the Ecopetrol Group’s entities at their respective functional currency spot rates at the transactions date. Monetary items denominated in foreign currencies are translated at the functional currency spot rates prevailing at the reporting date. Differences arising on settlement, or translation, or monetary items are recognized in profit or loss, in financial results, net, except those resulting from the conversion of loans and borrowings designated as cash flow hedges (note 4.1.6) or net investment in a foreign operation hedge (note 4.1.7), which are recognized in other comprehensive income within equity. When the hedged item affects the financial results, exchange differences accumulated in equity are reclassified to profit or loss as part of operating results.

Non–monetary items measured at fair value that are denominated in a foreign currency are translated using the exchange rates prevailing on the date when the fair value is determined. The gain or loss arising on translation of non–monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item. Likewise, non-monetary items recorded at historical cost in foreign currency are converted using the exchange rate on the date of the transaction and are not adjusted for changes in the exchange rate at closing.

2.8	Classification of assets and liabilities as current and non–current

The Ecopetrol Group presents assets and liabilities in the consolidated statement of financial position based on whether assets are classified as current or non–current.

An asset or liability is classified as current when:

●	It is expected to be realized or intended to be sold or consumed (or expected to be settled, in the case of liabilities) in its normal operating cycle;
●	Held mainly for the purpose of trading;
●	Expected to be realized (or to be settled, in the case of liabilities) within twelve months after the reporting year; or
●	In the case of the assets, it is cash or a cash equivalent, unless the exchange of such asset is restricted or to be used to settle a liability twelve months after the reporting year; or
●	In the case of a liability, there is no unconditional right to defer settlement of the liability until at least twelve months after the reporting year.

Other assets and liabilities are classified as non–current.

Deferred tax assets and liabilities are classified as non–current assets and liabilities.

2.9	Earnings per share

Basic earnings per share is calculated by dividing the profit for the year attributable to ordinary shareholders of Ecopetrol S.A., the parent company, by the weighted average number of ordinary shares outstanding during the year. There is no potential dilution of shares.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

3.Material accounting judgments and estimates

The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, sales, cost of sales, income, expenses and commitments recognized in the consolidated financial statements and the accompanying disclosures. The Ecopetrol Group based its assumptions and estimates on parameters available when these consolidated financial statements were prepared. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future years. Changes in estimates are adjusted prospectively in the year in which the estimate is revised.

In the process of applying the Ecopetrol Group’s accounting policies, management has made the following judgments and estimates which have the most significant impact on the amounts recognized in the consolidated financial statements:

3.1	Oil and gas reserves

Oil and gas reserves are estimates of the amounts of hydrocarbons that can be economically and legally extracted from the Ecopetrol Group’s oil and gas properties.

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

Reserves estimation is an inherently complex process, and it involves professional judgments. Reserves estimation is prepared using technical and economic factors, including projections of future production volumes, oil prices, engineering data and duration and amounts of future investments, and they imply a certain degree of uncertainty. These estimations reflect the regulatory and market conditions existing on the date of reporting, which could significantly differ from other conditions during the year or in future years.

Any changes in regulatory and/or market conditions and assumptions could materially affect the reserves estimation.

Impact of oil reserves and natural gas in depreciation and depletion

Changes to estimations for proved developed reserves may affect the carrying amounts of exploration and production assets, natural resources and environment, liabilities for dismantling and depreciation and depletion. With all other variables remaining unchanged, a decrease in estimated proved developed reserves would increase, prospectively, depreciation, depletion, and amortization costs, while an increase in proved developed reserves would reduce depreciation and amortization expenses, as depreciation, depletion and amortization charges are calculated using the units of production method.

Information about the carrying amounts of exploration and production assets and the amounts charged to income, including depreciation and depletion, is presented in Notes 14 and 15. In addition, the movements of proved developed reserves is presented in Note 34.

3.2	Impairment (recovery) of long-term non-monetary assets

Management of the Ecopetrol Group uses its professional judgment in assessing the existence of evidence of an impairment loss or reversal, based on internal and external factors.

When an indicator of impairment loss or reversal of impairment of prior year impairment exists, the Ecopetrol Group estimates the recoverable amount of the cash generating units (CGU), which is considered the greater of fair value less costs of disposal and the value in use.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The assessments require the use of estimates and assumptions, such as, among other factors: (1) future investments and costs; (2) useful life of assets; (3) future prices, and (4) discount rate before taxes, which is reviewed annually, and is determined as the weighted average cost of capital (WACC). Specifically, for crude oil and gas assets, the following are also included: (5) estimation of volumes and market value of oil and natural gas reserves and (6) production profiles of oil fields and future production of refined and chemical products. The recoverable amount is compared with the net book value of the asset, or of the cash-generating unit (CGU), thus determining whether the asset is impaired or if the impairment recognized in prior years should be reversed.

A previously recognized impairment loss is reversed, only if there has been a change in the assumptions used to determine the assets or in the CGU’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of an asset or CGU, other than goodwill, does not exceed either its recoverable amount, or the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset or CGU in prior years.

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

These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may also impact the recoverable amount of assets and/or CGUs, hence, may also affect the recognition of an impairment loss or the reversal of prior years impairment amounts.

Also, in December of each year, the Ecopetrol Group performs an annual impairment test on goodwill to assess if its carrying amount may be recoverable. Goodwill is assigned to each cash generating unit (or groups of CGU). The determination of the recoverable amount is described in Note 4.11, and its calculation requires assumptions and estimates. The Ecopetrol Group considers that the assumptions and estimations used are reasonable and supportable based on the current market conditions and are aligned to the risk profile of the related assets. However, if different assumptions and estimations are used, they could lead to different results. Valuation models used to determine fair value are sensitive to changes in the underlying assumptions. For example, sales volumes and prices that will be paid for the purchase of raw materials are assumptions that may vary in the future. Adverse changes in any of these assumptions could lead to the recognition of goodwill impairment.

3.3	Exploration and evaluation costs

The application of the Ecopetrol Group’s accounting policy for exploration and evaluation costs requires judgment to determine whether future economic benefits are likely, either from future exploitation or sale, or whether activities have not reached a stage which permits a reasonable assessment of the existence of reserves. Certain exploration and evaluation costs are initially capitalized when it is expected that commercially viable reserves will result. The Ecopetrol Group uses its professional judgment of future events and circumstances and makes estimates to assess annually the generation of future economic benefits for extracting oil resources, as well as technical and commercial analyses to confirm its intention of continuing their development. Changes regarding available information, such as level of drilling success or changes in the project’s economics, production costs, and investment levels, as well as other factors, may result in capitalized exploration drilling costs being recognized in profit or loss for the year. The expenses for dry wells (write - off of exploratory assets and dry wells), as a cost of the year, are included in the adjustments to reconcile the net profit to net cash provided by operating activities in the consolidated statement of cash flows.

3.4	Determination of cash generating units (CGU)

The allocation of assets in cash generating units requires significant judgment, as well as assessments regarding integration among assets, the existence of active markets, and similar exposure to market risk, shared infrastructure, and the way in which management monitors the operations. See Note 4.13 – Impairment of long-term non-monetary assets for more information.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

3.5	Abandonment and dismantling costs of fields and other facilities

According to environmental and oil regulations, the Ecopetrol Group is required to bear the costs for the abandonment of oil extraction, refining plants and transportation facilities, which include the cost of plugging and abandoning wells, dismantling facilities, and environmental remediation in the affected areas.

Estimated abandonment and dismantling costs are recorded at the time of the installation of the assets and are reviewed annually.

The calculations for these estimations are complex and involve significant judgments by Management. The ultimate decommissioning costs are uncertain and cost estimates can vary in response to many factors, including changes to relevant legal requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing, extent and amount of expenditure may also change, for example, in response to changes in internal cost projections, changes in reserve estimates, future inflation rates and discount rates. The Ecopetrol Group considers that the abandonment and dismantling costs are reasonable, based on the experience of the Ecopetrol Group and market conditions; nevertheless, significant variations in external factors used for the calculation of the estimation could significantly impact the amounts recorded in the consolidated financial statements. See Note 4.14 - Provisions and contingent liabilities (asset retirement obligation).

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

3.7	Litigation

The Ecopetrol Group is subject to claims relating to regulatory and arbitration proceedings, tax assessments, and other claims arising in the normal course of business. Management evaluates these claims based on their nature, the likelihood that they materialize, and the amounts involved, to decide on the amounts recognized and/or disclosed in the consolidated financial statements.

This analysis may require considerable judgments, including the assessment of current regulatory and arbitration proceedings, tax assessments and other claims brought against the Ecopetrol Group and claims not yet initiated. The Ecopetrol Group recognizes a provision when it has a present obligation derived from a past event, it is likely that an outflow of resources of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of such obligation can be made.

3.8	Income taxes

Calculating the income tax requires interpreting the tax law in the jurisdictions where the Ecopetrol Group operates. Significant judgment is required to determine estimates for income tax on taxable profits and to evaluate the recoverability of deferred tax assets. These estimates are based on projections of future taxable income and the capacity to generate sufficient taxable income during the periods in which the deferred taxes are deductible. Deferred tax liabilities are recorded according to the estimates of net assets that will not be tax-deductible in the future.

To the extent that future cash flows and taxable income differ significantly from the estimates, the Ecopetrol Group’s ability to realize the deferred tax assets recorded could be affected.

Furthermore, changes in tax rules could impact the capacity of the Ecopetrol Group to obtain tax deductions in future years, as well as the recognition of new tax liabilities resulting from auditing conducted by the tax authorities.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Tax positions taken involve a thorough assessment by Management and are reviewed and adjusted in response to situations such as expiration in the applicability of laws, closing of tax audits, additional disclosures caused by any legal issue or a court decision relevant to a particular tax issue. The Ecopetrol Group records provisions based on estimated potential liabilities that could be derived from a tax audit. The amount of these provisions depends on factors such as previous experience in tax audits and different interpretations of tax legislation. The actual results may differ from the estimates recorded.

3.9Hedge accounting

The process of identifying hedging relationships between hedged items and the underlying instruments (derivative and non–derivative, such as long–term, foreign currency–denominated debt), and their corresponding effectiveness, requires the use of judgment by Management. The Ecopetrol Group periodically monitors the alignment between its hedge instruments and its risk management policy.

3.10Traffic projections for road concessions

The revenue for the services provided under the road concessions related to certain contracts, which are accounted for using the financial asset model of IFRIC 12, is calculated through the present value of future revenue cash flow. This estimation is based on traffic studies made by an independent entity based on GDP (Gross domestic product) projections among other variables according to the concession.

4.Accounting policies

4.1	Financial instruments

A financial instrument is any contract that creates a financial asset for an entity and a financial liability or equity instrument for another entity. This concept includes elements such as debt instruments, shares (without control, joint control or significant influence), accounts payable, accounts receivable, financial derivatives, among others.

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

Loans and borrowings (See Note 20 – Loans and borrowings) and trade and other receivables (See Note 7 - Trade and other receivables) and financial assets (See Note 9 – Other financial assets) held to maturity are subsequently measured at amortized cost using the effective interest rate method. However, for those receivables and payables for which payment is expected to be received or made in the short term, their subsequent recognition corresponds to transaction value, considering that the effect of the value of money over time is not material due to short maturities.

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that the market participants act in their best economic interest.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

A fair value measurement of a non-financial asset considers a market participant’s ability to generate economic benefits by using the asset for its most profitable use or by selling it to another market participant that would use the asset in its highest and best use.

The Ecopetrol Group uses valuation techniques that are appropriate for the circumstances and for which the data is available and enough to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are classified within the following scale, based on the lowest level input that is significant to the fair value measurement, as follows:

●	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Ecopetrol Group can access at the measurement date.
●	Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observed. Level 2 inputs include prices of similar assets, prices obtained through quotations made by stockbrokers, and prices that can be substantially corroborated with other observable data with the same contractual terms.

For derivative contracts for which a quoted market price is not available, fair value estimates are generally determined using models and other valuation methods, the key inputs for which include future prices, volatility estimates, price correlation, counterparty credit risk, and market liquidity, as appropriate.

●	Level 3: Derived from valuation techniques that incorporate inputs for the asset or liability that are based on unobservable market data (unobservable inputs). For the calculation of the recoverable amount of certain non‑financial assets for impairment assessment purposes, when such amount is determined based on fair value less costs of disposal, the Ecopetrol Group may use Level 3 inputs.

Effective interest rate method

The effective interest rate method is a method of calculating the amortized cost of a financial instrument and accounting of income or financial cost over the relevant year. The effective interest rate is the discount rate that exactly discounts estimated future cash receipts or payments (including all fees, transaction costs and other premiums or discounts) through the expected life of the financial instrument (or, when appropriate, at a shorter period), to the net carrying amount on initial recognition.

Impairment

The Ecopetrol Group measures expected credit losses on financial assets using both the simplified model (for instruments such as current trade receivables) and the general model (for other financial instruments measured at amortized cost) in accordance with IFRS 9. Under these models, an impairment is recognized for expected credit losses based on possible default events within twelve (12) months for long-term performing assets and short-term assets, or over the lifetime of the financial instrument for those long-term assets that have experienced a significant increase in credit risk since initial recognition. The Group updates the expected loss amount at each reporting date to reflect changes in credit risk since initial recognition. In determining the recoverable amount, it considers variables such as the historical payment behavior of the obligations, the debtor’s geographic location, and any collateral provided by the counterparty to mitigate the risk of default.

The measurement of expected credit losses is based on a forward‑looking credit assessment at the portfolio or individual‑instrument level to ensure that assets are not overstated in the financial statements.

4.1.1	Cash and cash equivalents

Cash and cash equivalents include cash on hand, financial investments that are highly liquid, bank deposits, and special funds with original maturity dates of ninety days or less which are subject to an insignificant risk of changes in value.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

4.1.2Financial assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Ecopetrol Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Ecopetrol Group has applied the practical expedient,the Ecopetrol Group initially measures a financial asset at its fair value plus, and, in the case of a financial asset not at fair value through profit or loss, at transaction costs. Trade receivables that do not contain a significant financing component or for which the Ecopetrol Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

The Ecopetrol Group classifies its financial assets in the following categories:

a)	Financial assets measured at fair value with changes in other comprehensive income

Debt instruments that meet the following conditions are subsequently measured at fair value through other comprehensive income:

●	The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
●	The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Credit losses and interest of debt instruments measured at fair value with changes in other comprehensive income are recognized in profit or loss. Changes in fair value recorded in other comprehensive income is reclassified to profit and loss when realized.

For equity instruments, at initial recognition, the Group may make an irrevocable election to designate investments in equity instruments at fair value through other comprehensive income. The election to measure equity instruments at fair value through other comprehensive income is not permitted if the equity investment is held for trading or represents contingent consideration recognized by an acquirer in a business combination.

Equity investments measured at fair value through other comprehensive incomes are initially recognized at fair value plus transaction costs. Subsequently, they are measured at fair value, with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the investment revaluation reserve. The cumulative gain or loss cannot be reclassified to profit or loss upon disposal of the equity investments; instead, it is transferred to retained earnings. Dividends are recognized in profit and loss.

b)	Financial assets at amortized cost

This category is the most relevant to the Ecopetrol Group. The Group’s financial assets at amortized cost include trade receivables, other receivables, trade and other payables, and borrowings.

The Ecopetrol Group measures financial assets at amortized cost if both of the following conditions are met:

●The asset is held within a business model whose objective is to derive benefits from the contractual cash flows.
●The contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest.

Financial assets measured at amortized cost are subsequently measured using the effective interest method, net of impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified, or impaired.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

c)	Financial assets at fair value with changes in profit or loss

By default, all other financial assets are subsequently measured at fair value through profit or loss.

This category includes financial assets that do not fall within the previously mentioned classifications (amortized cost and fair value through other comprehensive income). Changes in the fair value of these instruments are recognized in profit or loss for the year.

Derecognition of financial assets

The Ecopetrol Group derecognizes a financial asset only upon the expiration of the contractual rights to the cash flows of the asset or, when it has transferred its rights to receive such cash flows or has assumed the obligation to pay the cash flows received in full without material delay to a third party and (a) it has transferred substantially all the risks and benefits inherent in the ownership of the financial asset or (b) it has neither transferred nor retained substantially all the risks and benefits of the asset, but has transferred control of the asset.

When the Ecopetrol Group has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Ecopetrol Group continues to recognize the asset to the extent of its continuing involvement and recognizes the associated liability for the amounts payable. If the Group retains substantially all the risks and rewards of ownership of a transferred financial asset, it continues to recognize that financial asset and recognizes a secured borrowing for the funds received.

4.1.3Financial liabilities

Financial liabilities correspond to the financing obtained by the Ecopetrol Group through bank credit facilities and bonds, accounts payable to suppliers, and creditors.

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

4.1.4Derivative financial instruments

Derivative financial instruments are initially recognized in the consolidated statement of financial position as assets or liabilities at their fair value. Subsequent changes in fair value are recorded in profit or loss in the consolidated statement of profit or loss, except when they are designated as cash flow hedges, in which case such changes are recognized in other comprehensive income and subsequently reclassified to profit or loss when the hedged item affects profit or loss.

Gains or losses arising from derivative financial instruments that are neither qualified nor designated as hedges, including forward contracts for the purchase and sale of commodities that are traded for physical delivery or receipt of commodity, are recognized in the consolidated statement of profit or loss.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

At the inception of a hedge relationship, the Ecopetrol Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they have been highly effective throughout the financial reporting years for which they were designated.

4.1.6	Cash flow hedge

The effective portion of the gain or loss on the hedging instrument is recognized in Other Comprehensive Income (OCI) in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the statement of profit or loss, within net financial results. The amounts previously accumulated in OCI are recognized in profit or loss when the hedged transaction affects the statement of profit or loss. If the hedged item is a non - financial asset or liability, the amounts previously recognized in OCI are transferred as a reclassification adjustment and included in the initial carrying amount of the cost of the non - financial asset or liability.

If the hedging instrument expires or is sold, terminated, or exercised without replacement or rollover, or if its designation as a hedge is revoked or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs is recognized in the consolidated statement of profit or loss. When it is no longer expected that the originally hedged transaction will occur, any amount accumulated in equity is immediately recognized in the consolidated statement of profit or loss.

The Ecopetrol Group designates certain loans as a hedging instrument for its exposure to exchange rate risk in future crude oil exports. Additionally,The Group enters positions with derivative financial instruments such as commodity swaps, cross currency swaps or interest rate swaps to hedge commodity price risks, exchange rate risk and interest rate risk, respectively, which may also be designated as cash flow hedges.

4.1.7Hedge of net investment in a foreign operation

Hedges of a net investment in a foreign operation are accounted for similarly to cash flow hedges.

Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized as OCI while any gains or losses relating to the ineffective portion are recognized in the statement of profit or loss. On the disposal of a foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the statement of profit or loss.

The Ecopetrol Group designates long–term loans as hedging instruments for its exposure to foreign exchange risk on its investment in subsidiaries whose functional currency is the U.S. dollar. See Note 29- Financial result.

4.1.8Fair value hedge

The gain or loss on the hedging instrument is recognized in profit or loss or other comprehensive income if the hedging instrument hedges an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

Inventories mainly comprise crude oil, fuels and petrochemicals, and materials for goods production.

The cost of crude oil, fuels and petrochemicals includes the production costs and the transportation costs related to the process of giving the products the current conditions and locations. Inventories of crude oil, fuels and petrochemicals are valuated using weighted average method.

The cost of materials for goods production (mainly raw materials) is determined based on the weighted average cost method, which includes acquisition costs (deducting commercial discounts, rebates, and other similar items), transformation, and other costs incurred to bring inventory to their current location and condition, such as transportation costs.

Materials for goods production are recognized as inventory and then charged to expense, maintenance, or project to the extent that such items are consumed.

The Ecopetrol Group estimates the net realizable value of inventories at the end of the year. When the circumstances that previously caused inventories to be written down below cost no longer exist, or when there is clear evidence of an increase in the net realizable value because of a change in economic circumstances, the amount of the write down is reversed. The reversal cannot be greater than the amount of the cumulative write-down, so that the new carrying amount will always be the lower of the cost and the revised net realizable value.

4.3	Related parties

Related parties are considered those where one of the parties can control the other, has joint control, or exercises significant influence in the financial or operational decision making of the investee or is a member of key management personnel (or close family member of key personnel). The Ecopetrol Group has considered as related parties the associated companies, joint businesses, key management executives, the entities managing the resources for payment of post-employment benefit plans for employees and some relevant transactions entered with entities of the Colombian Government, such as the purchase of hydrocarbons and the oil stabilization fund. (See Note 31 – Related Parties).

4.3.1Investments in associates

An associate is an entity over which the Ecopetrol Group has significant influence but not control. Significant influence is the power to participate in the financial and operational policy decisions of the investee, but it is not control or joint control over those policies. Generally, these entities are those in which the Ecopetrol Group holds an equity interest with voting rights of 20% to 50%. (See Exhibit 1 and 2 – Consolidated subsidiaries, associates, and joint ventures).

Investments in associates are accounted for using the equity method. Under this method, the investment in an associate is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Ecopetrol Group’s share of net assets of the associate since the acquisition date. Goodwill related to the associate is included in the carrying amount of the investment and it is not tested for impairment separately.

The Ecopetrol Group’s share of the results of operations of the associate is recognized in the consolidated statement of profit or loss. Any change in the investee’s other comprehensive income is recognized by the Group.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

After application of the equity method, the Ecopetrol Group determines if it is necessary to recognize an impairment on its investment in its associate. The Ecopetrol Group determines at each reporting date whether there is objective evidence that the investment is impaired. If there is such evidence, the amount of impairment is calculated as the difference between the recoverable amount and the carrying value, and then the impairment is recognized in the consolidated statement of profit or loss.

When necessary, the Ecopetrol Group adjusts the accounting policies of associates to ensure consistency with the policies adopted by the Group. Additionally, the equity method of these companies is measured on their most recent financial statements.

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

Joint operation contracts are entered into between the Ecopetrol Group and third parties to share risk, secure capital, maximize operating efficiency, and optimize the recovery of reserves. In these joint operations, one party is designated as operating partner to execute the operations and report to partners according to their participating interests. Likewise, each party takes its share of the produced hydrocarbons (crude oil or gas), according to their share in production.

When the Ecopetrol Group acquires or increases its participation in a joint operation in which the activity constitutes a business combination, such transaction is recognized applying the acquisition method in accordance with IFRS 3 – Business combination. The acquisition cost is the sum of the consideration transferred, which corresponds to the fair value, on the date of acquisition of the assets transferred and the liabilities incurred.

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

The initial cost of property, plant and equipment comprises its purchase price or construction cost, including import duties and non–refundable purchase taxes, any costs directly attributable to bringing the asset into operation, costs of employee benefits arising directly from the construction or acquisition, borrowing costs incurred that are attributable to the acquisition and construction of qualifying assets and the initial estimate of the costs of dismantling and abandonment of the property, plant and equipment.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Spare parts and servicing equipment are recorded as inventories and recognized as an expense as they are used. Major spare parts and stand–by equipment that the Ecopetrol Group expects to use during more than one year are recognized as property, plant, and equipment.

Any gain or loss arising from the disposal of a property, plant, and equipment is recognized in the consolidated statement of profit or loss.

Subsequent disbursements

Subsequent disbursements correspond to all payments to be made on existing property, plant and equipment to increase or extend the initial expected useful life, increase productivity or productive efficiency, allow for significant reduction of operating costs, increase the level of reserves in exploration or production areas or replace a part or component of a property, plant and equipment that is considered critical for the operation.

The costs of repair, conservation and maintenance of a day-to-day nature are expensed as incurred. However, disbursements related to major maintenance (primarily including replaced components) are capitalized.

Depreciation

Property, plant, and equipment is depreciated using the straight–line method, except for those associated with exploration and production activities which are depreciated using the units–of–production method. Technical useful lives are updated annually considering factors such as: additions or improvements (due to parts replacement or critical components for the asset’s operation), technological advances, obsolescence, and other factors; the effect of this change is recognized from the year in which it was executed. Depreciation of an asset starts when it is ready to be used.

Useful lives are determined based on the year over which a property, plant and equipment is expected to be available for use, physical exhaustion, technical or commercial obsolescence and legal limits or restrictions over the use of the property, plant and equipment. Depreciation is classified as cost or expense, depending on the activities for which the assets are used.

The estimated useful life of property, plant and equipment fluctuates in the following ranges:

Plant and equipment	18 –100 years
Pipelines, networks, and lines	16 – 63 years
Buildings	18 – 55 years
Other	9 – 30 years

Lands are recognized separately from buildings and facilities, have unlimited useful lives, and they are not subjected to depreciation.

Depreciation methods and useful lives are reviewed annually and adjusted prospectively if appropriate.

Impairment

Property, plant and equipment are subject to review for possible impairment in their recoverable amount. See notes 3.2 – Impairment (recovery) of long – term non-monetary assets and 4.13 – Impairment of long – term non-monetary assets.

4.7	Natural and environmental resources

Recognition and measurement

The Ecopetrol Group uses the successful efforts method to account for exploration and production of crude oil and gas activities, following the provisions of IFRS 6 – Exploration for and evaluation of mineral resources.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Exploration costs

Acquisition and exploration costs are recorded as assets in natural and environmental resources until the determination of whether the exploration drilling is successful or not; if determined to be unsuccessful, all acquisition and exploration costs incurred are recognized as expenses in the consolidated statement of profit or loss as operations and project expenses.

Exploration costs are those incurred with the objective of identifying areas that are considered to have prospects of containing oil and gas reserves, including geological and geophysical, seismic costs, viability, and others, which are recognized as expenses when incurred. Furthermore, disbursements associated with the drilling of exploratory wells and those related to stratigraphic wells of an exploratory nature are recorded as assets until it is determined if they are commercially viable; otherwise, they are recognized in the consolidated statement of profit or loss as operations and project expenses. Other expenditures are recognized as expenses when incurred.

An exploration and evaluation asset will not be classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Exploration and evaluation assets are assessed for impairment, and any impairment loss is recognized prior to reclassification.

All exploration and evaluation assets are subjected to technical and commercial revisions at least once a year to confirm the evaluation and exploration efforts continue the fields; otherwise, these exploration and evaluation assets are written off through to profit or loss.

Development costs

Development costs correspond to those costs incurred to obtain access to prove reserves and to provide facilities for extracting, treating, gathering, and storing. When a project is approved for development, the corresponding exploration and evaluation assets are classified as natural and environmental resources and costs incurred after the exploration phase are capitalized as development costs of the properties that contain such natural resources. All development costs are capitalized, including drilling costs of unsuccessful development wells.

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

Production and support equipment are recognized at cost and is part of property, plant, and equipment subject to depreciation.

Capitalized costs also include decommissioning, dismantling, retiring, and restoration costs, as well as the estimated cost of future environmental obligations. The estimated cost includes plugging and abandonment costs, facility dismantling and environmental remediation of areas and wells. Changes arising in new abandonment liability estimations and environmental remediation are capitalized in the carrying amount of the related asset.

Capitalized costs also include the value of revenues obtained, net of costs, from the sale of crude oil from extended well tests, as these are considered necessary to complete the asset.

Depletion

Depletion of natural and environmental resources is determined using the unit–of–production method per field, using proved developed reserves as a base, except in limited exceptional cases that require greater judgment by Management to determine a better depletion factor of future economic benefits over the useful life of the asset. Depreciation/depletion rates are reviewed annually, based on proved developed reserves reports and the impact of any changes in such factors on depreciation/depletion cost is recognized prospectively in the consolidated financial statements.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Proved developed reserves are independently estimated by internationally recognized external consultants and approved by Ecopetrol’s Board of Directors. Proved developed reserves consist of the estimated quantities of crude oil and natural gas demonstrated with reasonable certainty by geological and engineering data to be recoverable in future years from known reserves under existing economic and operating conditions, which are at the prices and costs that apply for the date of the estimation.

Impairment

Assets associated to exploration, evaluation and production are subject to review for possible impairment in their carrying amount. See Notes 3.2 — Impairment (recovery) of long – term non-monetary assets, 4.13 — Impairment of long-term non-monetary assets.

4.8	Capitalization of borrowing costs

Borrowing costs related to the acquisition, construction or production of a qualifying asset that requires a substantial year to get ready for its intended use are capitalized as part of the cost of such asset when it is probable that future economic benefits associated with the asset will flow to the Ecopetrol Group and costs can be measured reliably. Other borrowing costs are recognized as financial expenses. Projects that have been suspended but that the Ecopetrol Group intends to continue to pursue their development in the future, are not considered qualifying assets for the purpose of capitalization of borrowing costs.

4.9	Intangible assets

Separately acquired intangible assets with finite useful are stated at cost less accumulated amortization and any impairment loss. Intangible assets are amortized under the straight–line method, over their estimated useful lives. The estimated useful lives and amortization methods are revised at the end of each reporting year; any change in estimates is recognized on a prospective basis. The disbursements related to research activities are recognized as expense as incurred. Amortization is classified as cost or expense, depending on the activities for which the assets are used.

Easements

Easements are rights obtained for the use of part of land for the installation of a transmission line or pipelines. This implies restrictions on the use of the land by the owner and authorizations to the Ecopetrol Group to build, operate, or maintain the transmission lines. These intangible assets are permanent rights with an indefinite term of use. Although the transmission lines to which these easements are related have a finite useful life, the rights do not expire, and the Group may replace the transmission lines at the end of their useful life or make use of said rights for any other service related to transmission electricity and telecommunications. In the case of pipelines, the right – of - way associated with easements has a finite useful life. Easements with indefinite useful lives are not amortized and are subject to review annually for impairment.

4.10	Service concession agreements

The Ecopetrol Group operates concessions under public service concession agreements, in which the grantor controls or regulates the services provided by the concessionaire, whom they are provided to, and price of the service.

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

Concession arrangements that meet the above criteria and in which the Ecopetrol Group is required to return the infrastructure to the grantor, or where the grantor retains a residual interest in the infrastructure at the end of the concession term, are accounted for in accordance with IFRIC 12 – Service Concession Arrangements.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The Ecopetrol Group applies the guidance of IFRIC 12 to concession arrangements that meet the above criteria; otherwise, the Ecopetrol Group applies the guidance of IAS 16. Service revenues are measured and recognized in accordance with IFRS 15 – Revenue from Contracts with Customers (Note 4.17- Revenue from contracts with customers). Financial concession assets are measured and recognized in accordance with IFRS 9 – Financial Instruments. Concession arrangements in which the Ecopetrol Group has a contractual right to receive cash or another financial asset from the grantor are accounted for under the financial asset model (see description of the concession financial asset model below).

Concession arrangements in which the Ecopetrol Group does not have a contractual right to receive cash or another financial asset from the grantor but has the right to charge users for the services provided, are accounted for under the intangible asset model (see description of the concession intangible asset model below).

Revenues from construction services or enhancements to concession services are recognized based on the percentage of completion of the construction, determined by the costs actually incurred, including the construction margin. Operating and maintenance costs related to the concession are recognized in profit or loss once the concession infrastructure is available for its intended use. Revenues are recognized based on the services provided and the tariff established in the concession agreements.

Details of each type of concession by country are disclosed in Note 25 – Revenue from contracts with customers.

Impairment

The Ecopetrol Group periodically performs a qualitative impairment assessment of concession-related assets to identify events or circumstances, at the CGU level, defined as the concession contract together with any related extensions, if applicable, that indicate that the carrying amount of the assets exceeds their recoverable amount. When such events are identified, a quantitative impairment test is performed, and any resulting impairment loss is recognized in profit or loss for the period (Note 4.13 - Impairment of long-term non–monetary assets).

Intangible asset model

Concessions under which the Ecopetrol Group does not have a contractual right to receive cash or another financial asset from the grantor but has the right to collect to the users in exchange for the services provided, are accounted under the intangible asset model. Costs incurred by the Ecopetrol Group for the construction of the concession infrastructure are recognized as intangible assets and are amortized on a straight-line basis over the term of the concession, recognized in profit or loss for the year.

Infrastructure expansions are recognized as intangible assets when they are expected to generate future economic benefits. The renovations costs, improvements and additions are capitalized, while routine maintenance and repairs that do not extend the useful life of the assets are recognized in the profit or loss statement (Note 4.17- Revenue from contracts with customers).

Financial asset model

Concessions in which the Ecopetrol Group has a contractual right to receive cash or another financial asset from the grantor for the services provided under the concession agreements and the grantor has little or no power to avoid payment are recognized under the financial asset model. In this model, the financial asset is classified as a financial asset concession, according to IFRS 9 – Financial Instruments, and it is presented as current and non-current concessions in the financial position of the Group. This asset accrues interest using the effective interest rate method (see Note 4.1 - Financial instruments).

Mixed model for concessions

This model is applied when the contract simultaneously includes remuneration commitments guaranteed by the grantor and remuneration commitments that depend on the level of use of the concession infrastructure.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Contractual asset model for concessions

This business model is developed under energy concession agreements associated with the obligation to construct and implement power transmission infrastructure and is classified under the contractual asset model in accordance with IFRS 15 – Revenue from Contracts with Customers (Note 4.17 - Revenue from contracts with customers). The contractual asset arises as the Ecopetrol Group satisfies its obligation to construct and implement the infrastructure, and revenue is recognized over the duration of the project.

4.11Goodwill

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non–controlling interest and any previous interest held over the net identifiable assets acquired and liabilities assumed in a business combination). After initial recognition goodwill is measured at cost less any accumulated impairment loss. Goodwill is not amortized but tested for impairment annually.

4.12Leases

At the inception of a contract, the Ecopetrol Group assesses whether a contract is, or contains, a lease. This situation arises if the contract transfers the right to use an identified asset for a period in exchange for consideration. For this assessment, the Ecopetrol Group applies the definition of a lease set out in IFRS 16.

Ecopetrol Group as a lessee

At the commencement date of the lease, the Ecopetrol Group recognizes lease liabilities for lease payments and corresponding right-of-use assets representing the right to use the underlying asset over the lease term. The interest expense on the lease liability and the depreciation expense on the right-of-use asset are recognized separately.

In subsequent recognition, the Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) upon the occurrence of events such as a) changes in the lease term and b) changes in future lease payments resulting from variations in an index or in the rate used for determining the payments. The amount of the remeasurement of the lease liability is recognized as an adjustment to the right-of-use asset.

Ecopetrol Group as a lessor

The Group classifies as financial leases those contracts in which the terms of the lease substantially transfer to the lessees all the risks and inherent rewards to ownership of the asset. All other leases are classified as operating.

If the lease is classified as financial, an account receivable is recorded in the statement of financial position, for an amount equal to the net investment in the lease.

For leases classified as operating leases, income from payments is recognized on a straight-line basis in the profit and loss statement.

Right-of-use assets

The Ecopetrol Group recognizes right-of-use assets on the commencement date of the lease (that is, the date on which the underlying asset is available for use). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are amortized in a straight-line basis during the lease term. Right-of-use assets are subject to impairment assessment.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Lease liabilities

At the commencement date of the lease, the Ecopetrol Group recognizes lease liabilities measured at the present value of the lease payments to be made during the term of the lease. Variable payments that do not depend on an index or rate are recognized as expenses in the year in which an event or condition indicates that the payment will occur. To calculate the present value of the lease payments, the Ecopetrol Group uses the incremental borrowing rate on the lease’s commencement date. The carrying amount of lease liabilities is remeasured if there is a change in the lease term, in fixed lease payments, or in the assessment of an option to purchase the underlying asset.

Short-team leases and low-value asset leases

The Ecopetrol Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option, and lease contracts for which the underlying asset is of low value. For these leases, the Group recognizes lease payments as an operating expense on a straight-line basis over the lease term, unless another systematic basis is more representative of the pattern over which the economic benefits of the leased assets are consumed.

Joint Operating Agreements (JOA)

In JOAs, an analysis is conducted to determine who controls the use of the asset, and the method for recognizing right-of-use assets is determined accordingly. If The Operating partner controls the use of the asset, they must recognize 100% of the right in their financial statements. If the JOA controls the right, an analysis is conducted to determine if the agreement meets the characteristics of a sublease. If so, each party must recognize the right-of-use assets proportionally to their share. Ecopetrol recognizes 100% of the right-of-use in the JOA in which it participates as The Operating partner.

4.13Impairment of long-term non–monetary assets

In order to evaluate if any non-current assets are impaired, Ecopetrol Group compares its carrying amount with its recoverable amount at least annually or earlier, if there is any indicator that an asset may be impaired.

For purposes of impairment testing, assets are grouped into cash generating units (CGU), provided that those assets individually considered do not generate cash inflows that, to a greater extent, are independent from those generated by other assets or CGUs. The grouping of assets in different CGUs requires the exercise of professional judgment and the consideration, among other parameters, of the business segments. In this sense, in the Exploration and Production segment, each CGU corresponds to each one of the different contractual areas commonly called “fields”; by exception, in those cases where the cash inflows generated by several fields are interdependent from each other, those fields are grouped into a single CGU. In the case of the Refining and Petrochemicals, each CGUs corresponds to each one of the refineries, petrochemical plants, and companies in this segment of the Ecopetrol Group, for the Transportation and logistics segment, each pipeline system is considered an independent CGU, and for the Energy transmission and toll roads concessions segment, which also includes telecommunication business, the CGUs correspond to three groups: energy power transmission, toll roads and telecommunications; these units are distributed in identified and independent groups of assets, agreements, subsidiaries, associates, and joint ventures defined within Interconexión Eléctrica S.A. E.S.P.

The recoverable amount of an asset is the higher amount of the fair value less costs of disposal and its value in use. If the recoverable amount of an asset (or of a CGU) is lower than its net carrying amount, such amount (or that of the CGU) is reduced to its recoverable amount, recognizing an impairment loss in profit or loss.

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Fair value less costs of disposal, as described above, is compared to valuation multiples and quoted prices of shares in companies comparable to the Ecopetrol Group to determine if it is reasonable. In the case of assets or CGUs that participate in the evaluation and exploration of reserves, proven, probable, and possible reserves are considered, with a risk factor associated with them.

When an impairment loss is recorded, future amortization expenses are calculated based on the adjusted recoverable amount. Impairment losses may be recovered only if the reversal is related to a change in estimations used after impairment loss was recognized in previous years. These recoveries do not exceed the carrying amount of the assets net of depreciation or amortization that would have been determined if such impairment had not been recognized.

For the case of concessions, the Ecopetrol Group periodically performs a qualitative impairment test on the assets related to the concession to identify events or circumstances, at the CGU level, which is the concession contract with its corresponding amendments, if any, events that indicate that the carrying amount exceeds the recoverable amount. When such events are identified, the quantitative calculation is made, and any impairment is recognized in profit or loss statement.

4.14Provisions and contingent liabilities

Provisions are recognized when the Ecopetrol Group has a current obligation (legal or constructive) because of a past event, it is probable that Ecopetrol will be required to settle the obligation, and a reliable estimation can be made of the amount of the obligation. Where applicable, they are recorded at present value, using a rate reflecting the risk specific to the liability.

If the effect of the time value of money over time is significant, the provisions are discounted using a current market rate before taxes that reflects, when applicable, the specific risks of the liability. The increase in the provision due to interest unwinding is recognized as a financial expense in the statement of profit and loss.

Disbursements related to environmental conservation, linked to revenue from current or future operations, are recognized as expenses or assets, as appropriate. Disbursements related to past operations, which do not contribute to obtaining current or future revenue, are recorded as expenses.

The recognition of these provisions coincides with the identification of an obligation related to environmental remediation and the Ecopetrol Group uses all available information to determine a reasonable estimate of their respective cost.

A contingent liability is: (a) a possible obligation arising from past events whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the entity’s control; or (b) a present obligation arising from past events, but which is not recognized because: (i) it is not probable that an outflow of resources representing economic benefits will be required to settle the obligation; or (ii) the amount of the obligation cannot be measured reliably.

In cases where the provision is expected to be reimbursed in whole or in part, for example under an insurance contract, the reimbursement is recognized as a separate asset only in cases where such reimbursement is practically certain. The amount recognized for the asset does not exceed the amount of the provision.

Asset retirement obligation

Liabilities associated with the retirement of assets are recognized when there are current obligations, either legal or constructive, related to the abandonment and dismantling of wells, facilities, pipelines, buildings, and equipment.

The obligation is usually recorded when the assets are installed or when the surface or the environment are altered at the operating sites. These liabilities are calculated using the discounted cash flow method, using a pre–tax rate reflecting current market conditions similar liabilities and considering the economic limits of the field or the useful life of the respective asset. When it is not possible to determine a reliable estimation in the year in which the obligation originates, a provision is recognized when there is enough information available to make the best estimation.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The carrying amount of the provision is reviewed and adjusted annually considering changes in the assumptions used for its estimation, using a risk-free rate adjusted by a premium that reflects the risk and the company credit rating under the current market conditions. Any change in the present value of the estimated expenditure, due to a modification in the estimated outflow of resources that represent economic benefits or a change in the current market-based discount rate is reflected as an adjustment to the provision and the corresponding property, plant, and equipment and natural and environmental resources. When a decrease in the asset retirement obligation related to a producing asset, due to changes in the present value of the estimated expenditure or the discount rate, exceeds the carrying amount of the asset, the excess is recognized in the statement of profit or loss. The increase in the provision due to the passage of time is recognized as a financial expense.

4.15	Income tax and other taxes

Income tax expense is comprised of current income tax and the effect of deferred taxes in each year.

Current income taxes are recognized in profit or loss except when they relate to items recognized in other comprehensive income, in which case the corresponding tax effect is also recognized in other comprehensive income. Income tax assets and liabilities are presented separately in the consolidated statement of financial position, except where there is a right of setoff within fiscal jurisdictions and an intention to settle such balances on a net basis.

4.15.1	Current income tax

The Ecopetrol Group determines the provision for income tax based on the highest amount between taxable income and presumptive income (the minimum estimated amount of taxable profit on which the law expects to quantify and collect income taxes). Taxable income differs from profit before tax as reported in the consolidated statement of profit or loss, because of items of income or expense that are taxable or deductible in other years, special taxable deductions, tax losses and income and line items measured that, according to applicable tax laws in each jurisdiction, are considered nontaxable or nondeductible.

4.15.2Deferred income tax

Deferred tax is measured using the liability method for differences between the carrying amounts of existing assets and liabilities in the consolidated financial statements and their respective tax bases. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences and for all accumulated tax losses, if there is a reasonable expectation that the Ecopetrol Group will generate future tax profits against which they will be used.

Deferred taxes on assets and liabilities are calculated based on the tax rates that are expected to apply during the years in which temporary differences between the carrying amounts and tax bases are expected to be reversed, considering the tax legislation that is enacted or substantially enacted at the time of measurement.

The carrying amount of a deferred tax asset is subject to review at the end of each reporting year, and it is reduced to the extent that it is no longer probable that the corresponding legal entity will generate enough future taxable profit to realize such deferred tax asset.

In the statement of financial position, deferred tax assets are reflected net and as an offset against deferred tax liabilities, depending on the overall tax position in a particular jurisdiction and on the same taxable entity.

Deferred taxes are not recognized when they arise in the initial recognition of an asset or liability in a transaction (except in a business combination) and at the time of the transaction, do not affect the accounting or tax profit, and that, at the time of the transaction, does not give rise to an equal, taxable and deductible temporary difference. Nor are recognized in respect of the possible future distribution of accumulated profits of investments in associated and joint ventures, except to the extent that the Ecopetrol Group is able to control the timing of the reversal of the temporary difference, and it is likely that the temporary difference will not reverse in the foreseeable future.

4.15.3Other taxes

The Ecopetrol Group recognizes in profit or loss the costs and expenses related to other taxes than the income tax, such as the wealth tax, which is determined based on the tax equity, the industry and commerce tax on income obtained in the municipalities for performance of commercial, industrial, and service activities, and the transport tax on volumes loaded in the transport systems. Taxes are calculated in accordance with current tax regulations.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

4.16Employee benefits

Salaries and benefits for the Ecopetrol Group’s employees are governed by the Colombian Collective Labor (Agreement 01 of 1977), and, by the Colombian Substantive Labor Code. In addition to the benefits determined by labour laws, employees are entitled to fringe benefits which are subject to the place of work, type of work, length of service, and basic salary. An annual interest of 12% is recognized on accumulated severance amounts for each employee, and the payment of compensation is provided for when special circumstances arise resulting in the non–voluntary termination of the contract, without justified cause, and in years other than the probationary period.

Employee benefits are divided into four groups comprised as follows:

(a)	Short–term employee benefits and post–employment defined benefits:

Benefits to employees in the short term mainly correspond to those which payment will be made in the term of twelve months following the closing of the year in which the employees have provided their services. These mainly include salaries, severance payments, vacation, bonuses, and other benefits.

Post–employment benefits of defined contributions plans correspond to the periodic payments for severance, pensions, and labor risk payments that the Ecopetrol Group makes to the respective funds that assume these obligations in their entirety.

The above benefits are recognized as an expense with an associated liability after deducting any already paid amounts.

(b)	Post–employment defined benefit plans:

In the defined benefits plan, the Ecopetrol Group granted the benefits agreed to current and former employees and assumes the actuarial and investment risks.

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

These actuarial calculations involve several assumptions that could differ from the events that will effectively take place in the future. Said assumptions include the determination of a discount rate, future salary increases, mortality rates and future pension increases. Because of the complexity of the calculation, the underlying assumptions and long–term nature of these plans, the obligations for defined benefits are extremely sensitive to changes in assumptions. All key assumptions are revised at the end of the reported year.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

In determining the appropriate discount rate, in absence of a broad high quality bond market, Management considers interest rates corresponding to the class B TES bonds issued by the Colombian Government as its best reference, at an appropriate discount rate with maturities extrapolated in line with the term expected for each benefit plan. The mortality rate is based on the country’s rate, the latest version of which is the RV08 mortality table published in resolution 1555 of October 2010. The future salary and pension increases are linked to the country’s future inflation rates. Note 22 – Provisions for employee benefits, provides further details on key assumptions used.

The amounts recognized in the consolidated statement of profit or loss related to employees defined benefit plans are comprised mainly by service cost and the net financial expense. Service cost includes mainly the increase in present value of the benefit obligation during the year (current service cost) and the amount resulting from a new benefit plan. Plan amendments correspond to changes in benefits and are usually recognized when all legal and regulatory approvals have been obtained and the effects have been conveyed to the employees involved. The net financial expense is calculated using the net liability for defined benefits as compared with the yield curve of the discount rate at the beginning of each year for each plan. The net defined benefit obligation or asset resulting from actuarial profits and losses, the asset ceiling effect, and the asset profitability, excluding the value of recognized in the consolidated statement of profit or loss, are recognized in other comprehensive income.

When the plan assets exceed the gross obligation, the recognized asset is limited to the lower of the surplus in the defined benefits plan and the ceiling of assets determined using a discount rate based on Colombian Government bonds.

(c)	Others long-term benefits

Others long–term benefits include the five–year term bonus which is also considered in the actuarial calculation. This benefit is a cash bond that accumulates annually and is paid every five years to employees. The Ecopetrol Group recognizes in the consolidated statement of profit or loss the service cost, the net financial cost and the adjustment to the obligation of the defined benefit plan.

(d)	Termination benefits

Termination benefits are recognized only when a detailed plan exists and there is no possibility to withdraw the offer. The Ecopetrol Group recognizes a liability and an expense for termination benefits at the earliest date between the date when the offer of such benefits cannot be withdrawn and the date when the restructuring costs are recognized.

All employees benefits that impact the consolidated profit or loss, are classified as cost or expense, depending on the activities performed by the employees.

4.17Revenue from contracts with customers

The Ecopetrol Group’s business is based on four principal sources of revenue from customer contracts: 1) sales of crude oil and natural gas, 2) services associated with the transport of hydrocarbons, 3) sales of refined and petrochemical products and biofuels (such as mid-distillates, gasolines and turbo fuels, asphalts, plastic and rubber, LPG and propane), and 4) energy transmission and toll roads concessions. In contracts with clients Ecopetrol is rarely committed to perform multiple performance obligations regarding oil and gas industry. These sources of revenues are based on contract types such as product supply, nominations, and sales orders. Revenue from customer contracts is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration that the Ecopetrol Group expects to receive in exchange for those goods or services (See notes 7 – Trade and other receivables, 25 – Revenue from contracts with customers and 33 – business segment information).

Sales of crude oil and natural gas

Revenue from sales of crude oil and natural gas is recognized upon transfer of control to the buyer. This generally occurs when the product is physically transferred into a vessel, pipeline or by another delivery method, considering its risks and benefits, such as the legal transfer of title, thus fulfilling the Ecopetrol Group’s performance obligations to its customers.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

For some natural gas supply contracts, a distinction is made between quantities of gas consumed and not consumed to recognize the respective revenue or liability relating to quantities that will be requested in the future. Once the customer claims such natural gas, the revenue is recognized.

Services associated with the transport of hydrocarbons

Revenue from hydrocarbons transport services is recognized when the service is provided to the customer and there are no contractual conditions that prevent recognition of the revenue.

Ship/Take or Pay contracts for the sale of products, storage, and transportation specify minimum quantities of product or service that a customer will pay for, even if they do not receive or use them (shortages). If the Ecopetrol Group expects the customer to recover all the shortages to which they are contractually entitled, any payment received in advance related to temporary shortages that will be made up in a future period will be accounted for other liabilities, and that amount will be recognized as revenue when any of the following situations occur:

a)	The customer exercises its right to deficient volumes or services, or
b)	The probability that the customer will exercise its right to deficient volumes or services is remote.

Refined and petrochemical products and biofuels

In the case of refined products and petrochemicals, such as fuel oil, asphalt, polyethylene, LPG and propane and gasoline, etc., revenue is recognized when the products are shipped and delivered by the refinery; subsequently, they are adjusted for price changes, in the case of products with regulated prices, as described below (also see Note 7). In the case of the companies that distribute natural gas and LPG, the revenue from the services is recognized when the service is provided to the customer.

Ecopetrol Group recognizes revenue when the performance obligation is satisfied, giving rise to the certain, probable, and quantifiable right to demand payment.

Under current local regulation, the Group sells regular gasoline and ACPM in Colombia at a regulated price.

In accordance with Decree 1068 of 2015, the Ministry of Mines and Energy semiannually calculates and settles Ecopetrol’s net position to be stabilized for each fuel by the Fuel Price Stabilization Fund (FEPC, for its acronym in Spanish). The net position corresponds to the sum of the spreads throughout the year, the result of which is the amount in pesos owed to the Company and charged to the resources of the FEPC. The differential corresponds to the product between the volume reported by the Company at the time of sale and the difference between the parity price and the reference price, the parity price being that which corresponds to the daily prices of motor and diesel gasoline observed during the month, expressed in pesos, referenced to the Gulf of the United States market, calculated by applying Resolution 18 0522 of 2010, and the reference price is the Producer Income defined by the Ministry of Mines and Energy for these purposes. Therefore, this differential constitutes a greater or lesser value of sales revenue and a receivable or payable account for Ecopetrol and is recognized simultaneously with the fulfillment of performance obligations to customers.

According to risk profiles, the Ecopetrol Business Group manages advance payment systems for some of its contracts with clients.

Energy transmission and toll roads concessions

This source of revenue refers to 1) supplying of electricity transmission services in Latin America through the operation and maintenance of high-voltage transport networks and interconnections 2) design, construction, operation, and maintenance of road infrastructures, 3) supplying of information technology and telecommunications services.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The recognition of revenue from energy transmission services occurs according to performance obligations based on the conditions of the contracts that include requirements established by the electricity market regulators in the countries in which the Ecopetrol Group operates. This is generally achieved when the performance obligations agreed with the regulatory entities are executed, considering the year and the quality of the service established in the contracts. Technology and telecommunications services revenue is also recognized according to the performance obligations defined in contracts with customers. ISA and its subsidiaries Intercolombia, Transelca and XM are providers of electricity transportation services and other services associated with these and are regulated by the Energy and Gas Regulatory Commission (CREG, for its acronym in Spanish).

Regarding the concessions associated with the energy transmission and roads business, the Group measures the revenue in accordance with IFRIC 12, applicable to the energy transmission subsidiaries in Brazil, Bolivia and Peru and to the roads subsidiaries in Chile, Panama and Colombia, at the fair value of the consideration received or receivable, considering the payment defined in the contracts.

The following specific criteria must be met to recognize revenue in accordance with IFRIC 12. See Note 4.10 Service concession agreements:

●	Revenues and costs recognition for project construction services in consolidated results, according to the percentage completion method of the projects at the reporting date, which includes an estimated profit margin determined based on the macroeconomic characteristics and the conditions of the project, and the weighting of the estimated receivable cash flows related to the estimated cash flows of the construction.
●	Revenues and costs recognition for operation and maintenance services of third-party facilities in the consolidated profit or loss statement, as the service is provided, based on the performance obligations established in the contracts.
●	Recognition of the financial returns of concession agreements classified as financial assets in the consolidated profit or loss statement.

In concession agreements (Note 4.10), the Group determines that its performance obligations (construction, operation, and maintenance) are met over time and measures progress toward completion to determine the stage of completion for revenue recognition using a method that represents the transfer of goods or services to the customer and/or grantor. The Group considers the nature of the products or services provided and the terms of the contract, such as the right to cancel, rights to demand or withhold payments, and the legal title to work, in a process to determine the best input or output method for measuring progress toward fulfilling a performance obligation.

The Group applies a single method to measure progress on each performance obligation in a contract. The method is based on the costs incurred to fulfill each performance obligation, in terms of capital expenditures (capex) and operating expenditures (opex), with a technically defined implicit rate that is subject to review when there is a change in the circumstances that gave rise to it. Revenue estimates, costs, or the stage of completion are revised if circumstances change. Any increase or decrease in estimated revenues or costs is reflected in the profit or loss statement in the year in which management became aware of the circumstances that led to the revision.

Significant financing component

Payments received from customers are generally short term (except for revenue of concessions). Using the practical expedient in IFRS 15, the Ecopetrol Group does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and the customer’s payment for that good or service to be one year or less.

Considering that revenues related to concessions generates long term accounts receivables, a financial component is applied considering the measurement of the asset at amortized cost, defining the future cash flows, and applying and discount rate, according to IFRS 9 – Financial Instruments.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Variable considerations

Upon fulfillment of the obligations set forth in agreements with customers, via delivery of the product or provision of the service, variable components of the transaction price may exist, such as the exchange rate for crude exports or international price fluctuations. In these cases, the Ecopetrol Group makes its best estimate of the transaction price that reflects the goods and services transferred to customers and adjusted subsequently when new information appears or final settlement is made.

Agreements signed with customers do not include material variable considerations such as rebates, refunds, or discounts.

Customer advances

They correspond to contractual obligations in which the Ecopetrol Group receives monetary resources from customers to subsequently transfer goods and services. These advances made by customers are part of the policies and risk assessment defined by the Ecopetrol Group and they are recognized as a liability until the performance obligation to the client is fulfilled.

4.18Costs and expenses

Costs and expenses are presented according to their function; they are detailed in the related disclosures in cost of sales, and administrative, operating, projects, and other associated expenses.

4.19Finance income (expenses)

Finance income and expenses include mainly: a) borrowings costs on loans and financing, except for those that are capitalized on qualifying asset, b) gains and losses on changes in fair value of financial instruments measured at fair value through profit or loss, c) currency exchange differences of monetary assets and liabilities, except for debt instruments designated as hedging instruments, d) interest expenses as a result of discounting long–term liabilities (abandonment costs and pension liabilities).

4.20Business segment information

The operations of the Ecopetrol Group are performed through four reportable segments: 1) Exploration and Production, 2) Transport and Logistics, 3) Refining and Petrochemical, and 4) Energy transmission and Toll Roads Concessions. The measure of profit or loss reviewed by the chief operating decision makers is the net income by operating segments.

Segments are determined based on the Ecopetrol Group Management objectives and corporate strategic plans, considering that these businesses: (a) are engaged in different commercial activities, which generate sales revenue and incur costs and expenses; (b) the operational results are revised regularly by the Ecopetrol Group’s Governance that makes operational decisions to allocate resources to the various segments and assess their performance; and (c) there is differentiated financial information available. Internal transfers represent sales to inter–company segments and are recognized and presented at market prices.

a)

Exploration and production: This segment includes activities related to the exploration and production of oil and gas. Revenues are derived from sales of oil and natural gas at market prices to other segments and to third parties (domestic and foreign distributors). Costs include costs incurred in production. Expenses include all exploration costs that are not capitalized.

b)	Transport and logistics: This segment includes sales revenue and costs associated with the transport and distribution of hydrocarbons and derivative products.
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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

d)

Energy transmission and toll roads concessions: This segment includes activities of supplying energy transmission services, design, development, construction, operation, and maintenance of road and energy infrastructure projects. Revenues come from the supply of these services to domestic and foreign clients (mainly Latin America). This segment also includes the supply of information technology and telecommunications services.

See more data in Note 33 – Information by segments.

4.21Business combinations

The Ecopetrol Group accounts for business combinations using the acquisition method. Identifiable assets acquired and liabilities assumed are initially measured at fair value on the acquisition date, except for deferred taxes and employee benefits. The Group recognizes separately, at the acquisition date, the identifiable assets and liabilities of the acquiree that meet the appropriate criteria for recognition, regardless of whether they had been previously recognized in the financial statements of the acquiree.

On the acquisition date, the Group will recognize separately the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree.

The group recognizes the goodwill generated as an asset on the acquisition date, measured as the difference between (i) the sum of the fair value of the consideration transferred, the amount of any non-controlling interest, and the fair values on the date of acquisition of the any previously held interest in the acquiree, and (ii) the net amount of the acquisition date of the identifiable assets acquired and the liabilities assumed.

4.22Royalties

Royalties are payments made to mineral rights owners for the extraction of natural resources made by Ecopetrol Group. Royalties can be paid in kind or in cash. Royalties paid in kind do not give rise to a recognition of revenue or expense for Ecopetrol Group. Accordingly, the volumes corresponding to the royalties paid in kind are deducted directly from production. On the other hand, royalties paid in cash are accounted for cost of sales.

5.New standards and regulatory changes

5.1New standards issued by the IASB effective from January 1, 2025

Amendment to IAS 21 - The Effects of Changes in Foreign Exchange Rates. The amendment establishes criteria for assessing whether a currency is interchangeable and when it is not, to determine the exchange rate to use and the disclosures to be provided. The amendment applies to annual periods beginning on or after January 1, 2025. It was subject to public consultation between July and September 2025, and the Technical Council of Public Accounting (Colombia) recommended its adoption for incorporation into Colombian regulations through a decree that is currently pending issuance.

These amendments have not generated material impacts for the Ecopetrol Group.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

5.2	New standards issued by the IASB that will come into effect in future periods
●	IFRS 18, “Presentation and Disclosure in Financial Statements,” will replace IAS 1, “Presentation of Financial Statements,” and will be effective for annual periods beginning on or after January 1, 2027, but companies can apply it earlier. IFRS 18 introduces several new requirements, including: 1) classifying all income and expenses in the income statement of profit or loss into one of five categories and presenting two new mandatory subtotals; 2) using the operating profit subtotal as the starting point for the indirect method in the statement of cash flows; 3) classifying interest paid/received and dividends received in the statement of cash flows so that interest receipts and dividends are included in investing activities and interest paid as financing cash flows; 4) disclosing management-defined “Performance Measures” in a single note to the financial statements; and 5) enhanced guidance on the aggregation of information across all primary financial statements and notes. This new standard is effective internationally for annual reporting periods beginning on or after January 1, 2027, and early application is permitted. The assessment of the impact of adopting IFRS 18 by the Ecopetrol Group is ongoing, and it is anticipated that this standard will have a significant impact on the presentation of the financial statements and related disclosures. The assessment of the impact of adopting IFRS 18 is ongoing; however, it is currently anticipated that IFRS 18 will have a significant impact on the presentation of financial statements and related disclosures.

The Group is in the process of assessing the impact on the presentation of its financial statements resulting from the implementation of this standard.

●	Issuance of IFRS 19 – Subsidiaries without Public Accountability: disclosures. This new standard allows non-public subsidiaries to disclose reduced information, instead of disclosing information in accordance with other IFRS. The application of this standard will reduce the costs of preparing the financial statements of subsidiaries, while maintaining the usefulness of the information for users of their financial statements.

The Ecopetrol Group does not expect the implementation of this standard to have a material impact on the consolidation of its financial statements.

●	Limited-scope amendments to IFRS 7 and IFRS 9: These amendments will improve the consistency and understanding of accounting requirements by clarifying terms and procedures, introducing detailed disclosure requirements and allowing flexible early application, which will reduce diversity in accounting practice and increase transparency and consistency of financial reporting. Amendments effective from 1 January 2026 and early application are allowed. These amendments include clarifications such as the classification of financial assets with environmental, social, and governance (ESG) and similar characteristics, and specific criteria for defining when financial liability is written off in the accounting upon electronic payment. This amendment will take effect for fiscal years beginning on or after January 1, 2026.

The amendments to address how IFRS 9 Financial Instruments should be applied to power purchase agreements with specific characteristics and amend IFRS 7 Financial Instruments: Disclosures to include specific disclosure requirements relating to those contracts.

●	Volume 11 of the annual improvements to IFRS. The document includes clarifications, simplifications, corrections and changes intended to improve the consistency of the following standards:
o	IFRS 1 – First-time adoption of International Financial Reporting Standards
o	IFRS 7 – Financial instruments: disclosures
o	IFRS 9 – Financial instruments
o	IFRS 10 – Consolidated financial statements
o	IAS 7 – Statement of cash flows
●	Translation to a Hyperinflationary Presentation Currency (Amendments to IAS 21). The amendments clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. It is effective for the annual reporting periods beginning on or after 1 January 2027.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The IASB’s previous pronouncements have initiated the process determined by the Technical Council of Public Accounting and the Ministry of Commerce, Industry, and Tourism to be included in Colombian regulations by decree soon.

As of the reporting date, the Ecopetrol Group does not expect material impact on its financial figures because of the implementation of these standards. With respect to IFRS 18, the Group anticipates changes in the presentation of its financial statements.

5.3	New standards issued by the ISSB that with effect in future periods

The International Sustainability Standards Committee (ISSB), in September 2023 issued the first international sustainability and climate standards: IFRS S1 General Requirements for the Information to be Disclosed on Sustainability related to Financial Information and IFRS S2 Weather-related Disclosures. The purpose of these standards is for entities to disclose information about their risks and opportunities related to sustainability and climate that are useful to the primary users of financial information for decision-making. An entity will apply these standards for reports for annual periods beginning on or after January 1, 2024. Starting in August 2023, the Ecopetrol Group began assessing and understanding the new regulations, identifying the information requested in the regulations across their pillars (Governance, Strategy, Risks, Metrics and Objectives) versus the information already contained in the ESG reports adopted by the Group to develop a roadmap for their implementation. Likewise, Likewise, the Ecopetrol Group remains attentive to any guidance or regulations that may be issued at the country level through the Technical Council of Public Accounting and the sustainability committees established in Colombia.

The Group is in the process of assessing this standard.

6.Cash and cash equivalents

	2025	2024
Cash and banks	6,425	8,992
Short–term investments	4,269	5,062
	10,694	14,054

As of December 31, 2025, the balance of cash and cash equivalents (short-term investments) includes an amount of total cash with specific purpose for $2,026 ($1,905 as of December 2024) in Interconexión Eléctrica S.A. E.S.P. These cash amounts will be used in the next 12 months to: i) the payment of principal and interest on loans, ii) meet short-term business needs, and iii) exclusively for specific activities related to the operation of the concessions.

The fair value of cash and cash equivalents approximates its book value due to its short-term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to a non-significant risk of changes in value. The effective rate of return on cash and cash equivalents as of December 31, 2025 was 3.28% (2024 – 6.7%).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The following table reflects the credit quality of banks in which the Ecopetrol Group has deposits and check accounts, and issuers of investments included in cash and cash equivalents, according to Standard & Poor’s Ratings Services, Moody’s Investors Service or Fitch Ratings:

Rating	2025	2024
A	1,961	702
BB	1,335	12
F1	1,320	1,887
AAA	1,288	1,994
AA	1,018	124
A+	962	1,791
F2	810	332
A-1	641	1,108
BBB	440	353
F1+	408	1,027
BRC1+	148	527
P AAA	38	38
Baa2	31	—
AAAmmf	5	5
AAAF	4	5
F3	—	1,419
P-1	—	1,058
Ba1	—	157
A1	—	85
B	—	4
BRC1	—	1
Not available rating	285	1,425
	10,694	14,054

See credit risk policy in Note 30.7.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

7.Trade and other receivables

	2025	2024
Current
Concessions (1)	4,391	4,392
Fuel Price Stabilization Fund (2)	3,029	7,623
Customers
Foreign	3,632	4,737
Domestic	2,705	2,606
Related parties (Note 31)	140	167
Accounts receivable from employees	136	126
Industrial services	27	81
Other	1,424	1,038
	15,484	20,770
Allowance for expected losses (3)	(604)	(344)
	14,880	20,426

Non-current
Concessions (1)	30,903	28,270
Accounts receivable from Sao Paulo State (4)	2,237	2,194
Accounts receivable from employees	815	710
Related parties (Note 31)	531	347
Customers
Domestic	229	138
Foreign	64	86
Other (4)	939	996
	35,718	32,741
Allowance for expected losses (3) (4)	(588)	(605)
	35,130	32,136
(1)	It corresponds to accounts receivable for concessions to provide public energy transport services and public road transport services, mainly in Brazil (see Note 7.1) and Chile.
(2)	It corresponds to the outstanding balance owed to the Fuel Price Stabilization Fund (FEPC), which was created by the National Government to mitigate fluctuations in international prices of oil and its derivatives, such as gasoline and diesel. Its main objective is to prevent drastic increases in international prices from being passed directly on to the end consumer. The amount is the estimate established in accordance with Resolution 180522 of March 29, 2010, and other regulations that modify and supplement it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure for recognizing the subsidy for refiners and importers of regular gasoline and diesel, and the methodology for calculating the net position (the difference between the parity price and the regulated price, which can be positive or negative).

The movement of the account receivable from the Fuel Price Stabilization Fund is as follows:

	2025	2024
Opening balance	7,623	20,505
Settlements for the year (Note 25)	2,921	7,525
Mobilizations and others	142	107
Collections (2.1)	(7,657)	(20,514)
Closing balance	3,029	7,623

(2.1) For the year ended December 31, 2025, the Ministry of Finance and Public Credit made payments to the Ecopetrol Group for $7,658 corresponding to the balances accrued in 2024 as follows: Ecopetrol S.A. for $5,997 and Refinería de Cartagena S.A.S. for $1,661.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

(3)	It corresponds to the recognition of the expected losses associated with customers portfolio. During 2025, an allowance for expected losses on the portfolio of AIR-E S.A.S. E.S.P., an ISA customer, was recognized for $314, in accordance with the expected credit loss model. ISA has implemented and will continue implementing legal actions aimed at recovering this account receivable, including the account generated before and after the intervention by the Superintendency of Residential Public Services.
(4)	It corresponds to accounts receivable of ISA Energía Brasil S.A. from the Government of Brazil for employee benefits governed by Law 4819 of 1958. The gross value of these receivables is $2,237 (2024: $2,194), and the allowance for expected losses is $352 (2024: $368), for a net book value of $1,885 (2024: $1,826). Management monitors developments related to the legal aspects of this matter and continuously assesses the potential impact on its consolidated financial statements. ISA Energía Brasil S.A. will continue to make the monthly payments to employees as required by law. Furthermore, it will continue the process of collecting these amounts from the Government of the State of São Paulo and assessing their recoverability.

The book value of trade and other receivables approximates their fair value.

The changes in the allowance for expected losses for the year ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Opening balance	948	814	906
Additions (1)	335	132	58
Currency translation	(81)	10	(111)
Accounts receivable write–off and uses	(10)	(8)	(39)
Closing balance	1,192	948	814
(1)	For 2025, the movement includes the recognition of a provision for expected losses for the accounts receivables from AIR-E S.A.S. E.S.P.
7.1	Movement of the contractual asset regulated by Law No. 12,783 – RBSE

The balance of contractual assets includes the contractual rights arising from the extension of the concession contract of ISA ENERGÍA Brasil (formerly ISA CTEEP), pursuant to Law No. 12,783/2013, which extended concession contract 059 of 2001 until December 2042. This extension gave rise to the right to recognize and recover the values associated with the undepreciated transmission assets existing as of May 31, 2000, under the concept of RBSE (Rede Básica do Sistema Existente in Portuguese). The future cash flows of the RBSE are composed of: (a) a portion corresponding to the remuneration base (economic component); and (b) another portion corresponding to the monetary update at the cost of equity (Ke) (financial component).

During 2025 ISA ENERGÍA Brasil’s contractual asset in Brazil, associated with the RBSE (Basic Network of the Existing System), included the Remuneration of concession assets (accrual) for $667, a Regulatory adjustment on remuneration according to Resolução Homologatória (REH) nº 3,466/2025 for $(652) and a payment for concession assets in cash for $1,389.

Related to the Regulatory adjustment on remuneration, on June 10, 2025, at the ANEEL (Agência Nacional de Energia Elétrica by its name in Portuguese) Board of Directors meeting, the administrative discussion concluded regarding the request submitted in 2021 by trade associations and market participants in Brazil to reconsider the calculations presented for the payment of the financial component (ke) of the RBSE (Rede Básica do Sistema Existente in Portuguese) to all energy transmission companies that renewed their concessions in 2012. Considering this decision, the payment schedule for the last three installments of the financial component of the RBSE payment was modified, decreasing from BRL $1,578 million annually to BRL $1,271 million (base date: June 2024). In June 2025, an adjustment of $652 was made to the consolidated financial statements, which reduced the contractual asset by $592 net of PIS/Confins.

Additionally, the figures of remunerations and payments for concession assets for 2025, less PIS/Confins taxes, corresponds to $614 and $592, respectively.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

8.Inventories

The inventories balance is presented net of the allowance for inventory losses.

	2025	2024
Crude oil (1)	3,311	3,936
Fuels and petrochemicals	2,040	2,783
Materials for goods production (2)	3,258	3,309
	8,609	10,028
(1)

As of December 31, 2025, the crude oil inventory includes 478,225 barrels (2024: 0 barrels) of crude oil in transit by Ecopetrol US Trading. Revenue associated with these barrels is not recognized until the performance obligation with client (delivery at the point defined in the contract) is satisfied.

(2)

Materials for goods production include spare parts, supplies and raw materials. Materials for goods production recognized as part of the cost of sales during 2025 were $2,879 (process materials for $1,994 and materials and operating supplies for $885) and 2024 were $2,410 (process materials for $1,559 and materials and operating supplies for $851) (Note 26).

The following are the changes in the allowances for inventory losses for the years ending December 31, 2025, 2024 and 2023:

	2025	2024	2023
Opening balance	335	190	129
Additions	(77)	155	23
Foreign currency translation	(16)	22	(6)
Other	(52)	(32)	44
Closing balance	190	335	190

Crude oil, fuel, and petrochemicals inventories are adjusted to the lower of cost and net realizable value, mainly due to fluctuations in international crude oil prices.

9.Other financial assets

	2025	2024
Assets measured at fair value
Assets measured at fair value through profit or loss
Investment portfolio – local currency (1)	853	32
Investment portfolio – foreign currency	589	693
Investments in equity securities and trust funds (2)	552	331
Hedging instruments (3)	245	66
Assets measured at fair value through other comprehensive income
Equity investments and others (4)	1,041	1,036
Investment portfolio – local currency (5)	—	2,677
	3,280	4,835
Assets measured at amortized cost	16	405
	3,296	5,240

Current	1,838	851
Non–current	1,458	4,389
	3,296	5,240
(1)	It corresponds to National Government TES securities to meet liquidity needs at Ecopetrol S.A.
(2)	They include deposits in trusts companies and restricted funds in Brazil, Peru, Chile, and Colombia. See note 9.1.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

(3)	Includes mainly forward contracts for $127 to hedge exchange rate risk and put options for $92 to hedge cash flows in Ecopetrol S.A.
(4)

It corresponds mainly to 75,000 redeemable Series B non-voting preferred shares (the “Series B Preferred Shares”) of McDermott that were issued in favor of Refinería de Cartagena S.A.S. (see note 23). The variation between 2025 and 2024 corresponds to the effect of changes in fair value.

(5)

It corresponds to Colombian National Government TES bonds, whose business model of the Ecopetrol Group generates recognition of their valuation at fair value with changes in other comprehensive income. The variation corresponds to the sale of bonds, in accordance with the Group’s liquidity needs.

The fair value measurement is recognized against other comprehensive income (Note 24.5) or financial results (Note 28), in accordance with the business model established by the Ecopetrol Group.

The securities in the Ecopetrol Group’s portfolio are valued daily following the regulations defined by the Financial Superintendency of Colombia. For this purpose, information provided by authorized entities is used, which corresponds to collected data from active markets. In cases where market data is unavailable, other directly or indirectly observable data is used.

For investments denominated in US dollars, Bloomberg is the information provider, and for those denominated in Colombian pesos, Precia, an entity authorized by the Financial Superintendency of Colombia to provide this service, is the provider.

Within the investment rating process, in addition to the information used for valuation, other relevant aspects are considered, such as the issuer rating, investment classification, liquidity, active market, and the issuer risk analysis carried out by the Ecopetrol Group, which permit the appropriate hierarchy level classification of the investments.

9.1	Restrictions

As of December 31, 2025 and 2024, there were restricted funds for $39, which have a specific destination, mainly in: i) ISA, for $13, associated with administration and payment trusts established for the projects of the Mining and Energy Planning Unit (UPME), resources retained by judicial seizures and the resources to develop the Conexión Jaguar program and, ii) Interligação Elétrica Norte e Nordeste, for $12, related to a guarantee granted to Banco do Nordeste do Brasil (BNB) until the debt with the bank is paid.

9.2	Maturity

The following is the balance of other financial assets by date to maturity as of December 31, 2025, and 2024:

	2025	2024
Up to 1 year	1,832	852
1 – 2 years	315	1,001
2 – 5 years	—	1,178
> 5 years	112	1,173
Without maturity (1)	1,037	1,036
	3,296	5,240
(1)	It corresponds to participating securities without contractual maturity.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

9.3	Fair value

The following is the balance of other financial assets by fair value hierarchy level as of December 31, 2025, and 2024:

	Level 1		Level 2 (1)		Level 3 (2)		Total
	2025	2024	2025	2024	2025	2024	2025	2024
Investment portfolio	206	3,052	1,194	352	—	—	1,400	3,404
Investments in equity securities and trust funds	—	—	552	331	—	—	552	331
Hedging instruments	—	—	245	66	—	—	245	66
Equity investments	—	—	—	—	1,083	1,034	1,083	1,034
	206	3,052	1,991	749	1,083	1,034	3,280	4,835
(1)	The valuation techniques and inputs used in the fair value measurement of level 2 instruments are the following: for investment portfolio, the valuation techniques consist in income approach (discounted cash flows) using the cash flows of the instruments, yield curves and credit spreads based on credit ratings. For investment in equity securities and trust funds the valuation techniques consist in a market approach based on net assets value (NAV). For hedging instruments, the valuation technique consists in income approach (discounted cash flows) using forward and yield curves.
(2)	Mainly corresponds to the McDermott Series B preferred shares held by Refinería de Cartagena S.A.S., resulting from an arbitration award with CB&I in 2024. These equity investments, recognized as part of other financial assets, were recorded as an equity instrument recognized at fair value at hierarchy level 3, are not publicly traded, and Refinería de Cartagena S.A.S. has a minority stake. All changes in the valuation of these shares will be recognized in other comprehensive income.

Ecopetrol Group is a holder of the Series B Preferred Shares, and the Group has the right to demand that all the Series B Preferred Shares be converted at any time after June 30, 2028, into common shares representing up to 19.9% of the Company’s equity interest.

The valuation technique applied to the shares of McDermott International Ltd. is an income approach, projecting discounted cash flows to present value, and considering factors such as risk premiums, available information from McDermott International Ltd., the absence of significant influence and control by the Refinería de Cartagena, and restructuring scenarios over time. The valuation process for this stock is reviewed quarterly to identify changes in the established variables.

Within the measurement performed, the most significant unobservable input data are the following:

o	Discount rates applied to future cash flows.
o	Assumptions of revenue and operating margin growth.
o	Estimates of restructuring costs and operational efficiency.
o	Demand projections in the markets where McDermott operates.
o	Adjustments for country risk and industry-specific risk.

After analyzing the information available for updating the valuation as of June 2025, a fair value update was performed. Sensitivity analyses of risk premiums were conducted for both the initial fair value calculation of the shares and its update in June 2025, resulting in a valuation range that incorporates minimum and maximum risk levels with incremental increases. Within this range, the medium risk range is considered, reflecting the fair value for accounting purposes.

As of December 2025, it is concluded that market data is insufficient to provide an updated financial valuation of McDermott’s 2025 results and projected cash flows.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The following is the movement of equity investments in level 3 for the years ended December 31, 2025, and 2024:

	2025	2024
Opening balance	1,034	—
Additions	—	1,034
Changes in fair value through other comprehensive income (OCI)	156	—
Currency translation through other comprehensive income (OCI)	(107)	—
Closing balance	1,083	1,034

Changes in inputs used in the valuation of McDermott shares do not give rise to new fair value measurements that can be materially different from the amount recorded in the financial statement as of December 31, 2025 and 2024.

There were no transfers between hierarchy levels for the years ended December 31, 2025, and 2024.

9.4	Credit rating

The following table reflects the credit quality of the issuers of other financial assets, according to Standard & Poor’s Ratings Services, Moody’s Investors Service or Fitch Ratings:

	2025	2024
A-1	764	—
AAA	597	14
BB	67	—
F1+	4	4
F1	1	173
BB+	—	3,061
A	—	—
AA+	—	253
P-1	—	136
B	—	101
F2	—	67
Not available rating (1)	1,863	1,431
	3,296	5,240

(1)	It corresponds mainly to the recognition of McDermott’s shares in Refinería de Cartagena S.A.S. (see note 23.4)

See credit risk policy in Note 30.7.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

10.Taxes

10.1Current and non-current tax assets and liabilities

	2025	2024
Current tax assets
VAT refund (1)	7,840	5,424
Income tax (2)	4,184	3,446
Other taxes	2,490	2,585
	14,514	11,455
Non-current tax assets
Deferred tax assets (3)	8,011	12,876
Income tax credits	58	32
	8,069	12,908

Current tax liabilities
Income tax payable	1,096	1,551
Industry and commerce tax	361	377
National tax and surcharge on gasoline	233	240
Carbon tax	100	105
Value added tax	90	141
Other taxes	488	355
	2,368	2,769

Non-current tax liabilities
Deferred tax liabilities	12,499	12,956
Income tax	2,309	1,973
	14,808	14,929
(1)	The variation corresponds mainly to the balance in favor in value added tax (VAT) in Ecopetrol S.A. and Refinería de Cartagena, resulting from the payment of VAT on the import of Gasoline and Diesel.
(2)

The variation corresponds to the increase in the balance in favor of the income tax generated in Ecopetrol S.A. due to a lower profit generated mainly by the lower average prices of the basket of crude oil, natural gas and refined products.

(3)

The variation corresponds mainly to: i) the effect of the variation in the exchange rate for loans and borrowings in dollars, ii) the update of the actuarial calculation, iii) variations in the elements to calculate the present value of the technical costs for the abandonment provision, and iv) the update of the projected surcharges in Ecopetrol.

10.2Income tax

In accordance with Law 2010/2019 and Laws 2155/2021 and 2277/2023, the tax provisions applicable in Colombia for taxable years 2022 are the following:

The income tax rate applicable to national companies and foreign entities operating in Colombia will be 35% for 2022 and beyond.

From the year 2021, the presumptive income rate was 0% of the taxpayer’s net equity from the previous year.

The income tax for tax free trade zone users will be 20%. If the company located in the free zone has a Legal Stability Agreement (hereinafter LSA), the income tax rate is 15% during the term of said contract. This is the case of Refinería de Cartagena S.A.S. until 2023 and Esenttia Masterbatch Ltda. until 2028.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

For fiscal years ended December 2025, 2024 and 2023, the Ecopetrol Group has subsidiaries that are subject to 35% income tax rate, subsidiaries located in free trade zones, Refinería de Cartagena S.A.S. and Esenttia Masterbatch Ltda., which were subject to 20% and 15% income tax rate, respectively, and other subsidiaries in Brazil, Chile, Peru, United States of America, that were subject to 34%, 27%, 29.5%, 21%, respectively.

For Ecopetrol S.A. and Hocol S.A., additional surcharge must be added to the general income tax rate of 35%. This surcharge will be calculated taking as reference the average Brent price of the last 10 years, which will be updated by the inflation index of the United States of America to update them to constant values. Based on these, the percentiles that give rise to the additional surcharge to the general rate are determined as indicated below:

< percentile 30	0%
> = to percentile 30 and < to percentile 45	5%
> = to percentile 45 and < to percentile 60	10%
> = to percentile 60	15%

The tax depreciation percentages are adjusted based on the table established in Law 1819 of 2016. On the other hand, oil investments depletion will be calculated based on the technical production units as it is recorded for accounting purposes.

Expenses for the acquisition of exploration rights, geology and geophysics, exploration drilling, among others, are capitalizable until the technical feasibility and commercial viability of extracting the resource are determined.

Fluctuations in items expressed in foreign currency will only have tax effects at the time of disposal or payment in the case of assets, or liquidation or partial payment in the case of liabilities.

Tax losses generated as of January 1, 2017, may be offset against ordinary net income obtained in the following 12 taxable years, except for companies that signed a legal stability contract, and included within it the article that they contemplated that tax losses did not have an expiration date.

Statute of limitations of tax returns

In Colombia, the income tax returns of the taxable years 2015, 2017, 2018, 2019, 2020, 2021, 2022, 2023, and 2024 and income tax for equality - CREE - of the taxable years 2016 can still be reviewed by the tax authorities. Management of the Ecopetrol Group considers that the amounts recorded as liabilities for taxes payable are sufficient and are supported by the law to meet any claim that may be established with respect to such years.

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

For the years 2024 and 2025, in accordance with Law 2155 of 2021, the time in which the tax authorities can audit an income tax return is reduced, which goes from 5 years to between 6 to 12 months, depending on if the net income increased to 35% or 25% compared to that was declared in the immediately previous year.

Regarding those returns on which balances are presented in favor, the final term is 3 years, from the date of presentation of the request for refund or compensation.

Starting in 2020, tax returns that present tax losses can be reviewed by tax authorities within 5 years from the date of filing and/or correction.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Income tax expense

	Year ended December 31
	2025	2024	2023
Current income tax (1)	6,121	8,972	12,807
Deferred income tax (2)	(1,642)	1,748	(3,310)
Deferred income tax – rate change	—	1,510	1,942
Adjustments to prior years’ current and deferred tax	(62)	(22)	77
Income tax expenses	4,417	12,208	11,516
(1)

The variation between 2025 and 2024 by ($2,851) corresponds mainly to the decrease in results obtained in the year in Ecopetrol S.A., generated by the decrease in revenues given the lower average prices of the crude basket oil, natural gas, and refined products, among others.

(2)

The variation between 2025 and 2024 of $3,390 corresponds mainly to the effect of the exchange rate applied on loans and borrowings in US dollar, the update of the actuarial calculation, variations in the items to calculate the present value of the technical costs of the abandonment provision, among others.

Reconciliation of the income tax expenses

The reconciliation between the income tax expense and the income tax at statutory rate to the Ecopetrol Group is as follows:

	Year ended December 31
	2025	2024	2023
Profit before income tax expense	18,861	30,707	36,899
Statutory rate (Colombia)	35.0%	35.0%	35.0%
Income tax at statutory rate	6,601	10,747	12,915
Effective tax rate reconciliation items:
Effect of non-monetary assets and liabilities measured in different functional currency	(1,459)	1,096	(2,032)
Non–deductible expenses	274	290	647
Rate differential adjustment	(390)	(442)	(1,631)
Non–taxable income	(1,619)	(1,205)	(1,080)
Prior years’ taxes	(62)	(22)	77
Foreign currency translation and exchange difference	436	125	578
Tax discounts and tax credit	—	(11)	(18)
Others	651	244	118
Effect of recognition of shares of McDermott International, Ltd.	(15)	(124)	—
Effect of tax reform	—	1,510	1,942
Income tax expense	4,417	12,208	11,516
Effective tax rate	23.4%	39.8%	31.2%

Current	6,059	8,954	12,867
Deferred	(1,642)	3,254	(1,351)
	4,417	12,208	11,516

The effective tax rate as of December 31, 2025 is 23.4% (2024 – 39.8%, 2023 –31.2%). The variation compared to the previous year is mainly due to lower profits generated mainly by lower average prices for the basket of crude oil, natural gas and products, and adjustments to projections for calculating the surcharge for subsequent years, among other factors.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Deferred income tax

	2025	2024
Deferred tax assets (1)	8,011	12,876
Deferred tax liabilities	(12,499)	(12,956)
Net deferred income tax	(4,488)	(80)
(1)	The variation corresponds mainly to the effect of the exchange rate on loans and borrowings in US dollars, the update of the actuarial calculation, variations in the items to calculate the present value of the technical costs of the abandonment provision, and the update of the projected surcharges in Ecopetrol S.A. for $(6,124).

The financial projections of the Ecopetrol Group suggest that, in the future, sufficient profits will be generated to ensure the recoverability of the active deferred tax asset.

The details of deferred tax assets and liabilities are as follows:

	2025	2024
Deferred tax assets (liabilities)
Loss carry forwards (1)	6,595	6,892
Provisions (2)	5,876	4,660
Employee benefits (3)	1,180	2,895
Other assets	405	296
Accounts payable	11	58
Other	(470)	(344)
Goodwill	(662)	(693)
Intangible	(1,063)	(1,403)
Loans and borrowings (4)	(1,927)	3,425
Other liabilities	(3,299)	(3,448)
Accounts receivable	(3,859)	(3,761)
Property plant and equipment and Natural and environmental resources (5)	(7,275)	(8,657)
	(4,488)	(80)
(1)	In 2025 (2024), a deferred tax asset for tax losses carryforwards was recognized for $6,595 (2024 - $6,892) in the following companies:
-	Tax losses that do not expire: Ecopetrol USA for $1,312 (2024 - $1,088); Refinería de Cartagena for $2,096 (2024 - $1,236); and ISA Group companies in Chile for $61 (2024 - $66).
-	Tax losses that expire in 12 years in Invercolsa for $15 (2024 - $16) and Esenttia for $186 (2024 - $118).
-	Tax losses that expire in 20 years from the date they were recognized by Ecopetrol USA Inc. for $910 (2024 - $1,165).
-

Tax losses expiring in 2025 of Ruta de la Araucanía for $1 (2024 - $39); 2027: Ruta Costera for $306 (2024 - $241); 2029: Ruta del Maipó for $641 (2024 - $705); 2040: from ISA Interchile for $969 (2024 - $1,157); and 2044: Ruta del Loa for $98 (2024 - $61).

(2)	It corresponds to accounting provisions that are accepted for tax purposes in a different year, mainly by updating (economic limit of the oil field, market rate, discount rate) the asset retirement obligation (ARO) provision, and the updating of the rates for applying the surcharge.
(3)	It corresponds to update of the actuarial calculations for health, pensions and bonds, education, and other long-term benefits to employees.
(4)	The variation corresponds mainly to the effect of exchange difference of loans and borrowings, considering the revaluation of the Colombian peso against the US dollar and the issuance of new loans and borrowings.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

(5)	For tax purposes, natural and environmental resources, and property, plant, and equipment have a useful life and a depreciation and amortization methodology different from those determined under international accounting standards, mainly in Ecopetrol and ISA Group.

The Ecopetrol Group offsets tax assets and liabilities only if it has a legally enforceable right to offset current tax assets and liabilities, and to the extent that they relate to income taxes required by the same tax jurisdiction and by the same tax authority.

The movements of deferred income tax for the years December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Opening balance	(80)	(1,302)	(87)
Deferred tax recognized in profit or loss	1,614	(3,254)	1,351
Deferred tax recognized in other comprehensive income (a)	(6,094)	4,259	(3,726)
Foreign currency translation	72	217	1,160
Closing balance	(4,488)	(80)	(1,302)

(a)The following is the detail of the income tax recorded in other comprehensive income:

December 31. 2025	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	4,235	(1,880)	2,355
Cash flow hedging for future crude oil exports (Note 30.3)	4,589	(1,775)	2,814
Hedge of a net investment in a foreign operation (Note 30.4)	6,642	(2,893)	3,749
Hedge with derivative instruments	240	(136)	104
Valuation of financial instruments at fair value	227	(90)	137
Foreign currency translation	—	680	680
	15,933	(6,094)	9,839

December 31. 2024	Pre–tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	1,682	(374)	1,308
Cash flow hedging for future crude oil exports (Note 30.3)	(3,654)	1,473	(2,181)
Hedge of a net investment in a foreign operation (Note 30.4)	(6,305)	2,979	(3,326)
Hedge with derivative instruments	(172)	87	(85)
Valuation of financial instruments at fair value	(237)	94	(143)
	(8,686)	4,259	(4,427)

December 31. 2023	Pre-tax	Deferred tax	After tax
Actuarial valuation gains (losses) (Note 22.1)	(4,460)	1,726	(2,734)
Cash flow hedging for future crude oil exports	5,695	(2,624)	3,071
Hedge of a net investment in a foreign operation	8,973	(2,760)	6,213
Hedge with derivative instruments	242	(68)	174
	10,450	(3,726)	6,724

Deferred tax assets

Deferred tax assets related to tax loss carryforwards incurred by the subsidiaries of ISA Group for $220, are not recognized, since Management has assessed and reached the conclusion that it is not probable that the deferred tax asset related to these tax losses and presumptive excess income is recoverable in a short term.

Deferred tax liabilities

As of December 31, 2025, deferred tax liabilities are not recognized on the difference between the accounting and tax bases associated with investments in subsidiaries, joint ventures of Ecopetrol S.A., Cenit, among others.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Adjusted Tax Rate

In accordance with numeral 2 of paragraph 6 of article 240 of the Tax Code, taxpayers who are tax residents in Colombia whose financial statements are subject to consolidation must calculate the adjusted tax rate in a consolidated manner. If adjusted tax rate is less than 15%, Ecopetrol S.A. is subject to additional income tax up to a minimum 15%.

For the taxable year 2025, according to the calculation made by Ecopetrol Group, the minimum tax rate of the companies with tax residence in Colombia of the Ecopetrol Group is greater than 15%. Given the above, Ecopetrol S.A. does not recognize an additional expense from adjusted tax rate.

2025
Adjusted tax
Net income tax of Colombia Group companies	4,417
(+) Tax discounts or tax credits	23
(-) Income tax on passive income from controlled entities abroad	—
Total Tax Adjusted	4,440

Adjusted profit
Profit before income tax expense of Colombia Group companies	18,861
(+) Permanent differences enshrined in law and that increase net income	9,568
(-) Income that does not constitute income or occasional profit, which affects accounting or financial profit	(6,596)
(-) Share of profits of associates and joint ventures of the respective taxable year of Colombia companies	(12,364)
(-) Net value of income from occasional gains that affect accounting or financial profit	—
(-) Exempt income due to the application of treaties to avoid double taxation	(2,281)
(-) Offsetting of tax losses or excesses of presumptive income taken in the taxable year and that did not affect the accounting profit of the year	(2)
Total Adjusted Profit	7,186

Adjusted tax rate	61.79%

Income tax to add	—

Pillar II

The Ecopetrol Group has a presence in the jurisdictions of Argentina, Bahamas, Brazil, Bolivia, Cayman Island, Chile, Colombia, Spain, United States, Mexico, Panama, Peru, United Kingdom, Singapore, and Switzerland. The Ecopetrol Group reviewed its corporate structure to determine possible impacts of the introduction of the Pillar model rules, as well as to determine the progress of each jurisdiction in implementing this international standard.

The ongoing assessment is based on the most recent 2024 tax returns and country-by-country report, as well as the 2025 financial information. The development of the Pillar II standards in which the group is involved is summarized as follows:

●	Spain implemented an IIR that will take effect on January 1, 2025.
●	Brazil, Singapore, and Spain have implemented a QDMTT that took effect on January 1, 2025. In Switzerland, the QDMTT took effect in 2024. In Bermuda, the QDMTT will take effect in 2026.
●	The United Kingdom implemented the UTPR starting January 1, 2025. It has already implemented the IIR and the QDMTT since the 2024 tax year.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

●	Colombian legislation does not foresee the implementation of the Pillar II guidelines in the short term. However, Law 2277/2022 implemented a minimum tax rate, but this does not conform to the guidelines established by the OECD.

Based on the analysis and calculations performed, the Ecopetrol Group will not recognize an effect in its consolidated financial statements from the implementation of Pillar II standards in the countries where it operates, given that there are no regulations for collecting the additional tax through the UTPR. In case that any effect from the implementation of Pillar II standard should be recognized, the effect on the financial statements would be $3.

Notwithstanding, based on the mandatory temporary exception contemplated in the Amendment to IAS12, the Ecopetrol Group does not recognize deferred tax assets or liabilities associated with the Pillar II income taxes, in its consolidated financial statement for taxable year 2025.

Uncertain tax positions - IFRIC 23

The Ecopetrol Group’s strategy is to avoid making aggressive tax decisions that may cause questioning of its tax returns, by tax authorities.

Regarding uncertain tax positions where it has been determined that there may be a possible controversy with the tax authority that could result in an income tax increase, a success threshold has been established by IFRIC 23, which has been calculated based on current regulations and tax opinion provided by our tax advisors.

In accordance with the aforementioned interpretation, the Ecopetrol Group considers that uncertain tax positions included in its determination of income tax will not affect the results if it is probable that the position will be accepted by the tax authorities. Notwithstanding, the Ecopetrol Group will continue to monitor new tax regulations and rulings issued by the tax authority and other entities.

10.3.Other taxes

Dividend taxes

Starting with the profits generated from the year 2017, the tax on dividends applies to resident natural persons, national companies, and foreign entities.

Law 1943 of 2018 established that, as of January 1, 2019, dividends and participations paid or credited to the account from profit distributions that have been considered as income that does not constitute income or occasional profit between Colombian companies, are subject to a withholding for dividend tax at a rate of 10% from 2022 according to Law 2277 of 2022. This withholding is transferable to the final beneficiary, foreign entity, or natural person tax resident in Colombia. On the other hand, if the profits charged to which the dividends were distributed were not subject to tax at the company level, said dividends are taxed with the income tax applicable in the period of distribution. In this case, the 10% withholding will apply to the value of the dividend once decreased with the income tax (35% for the year 2025).

The non-taxed dividends that the Ecopetrol Group will receive will not be subject to withholding at source by express provision of the regulation, which states that dividends distributed within business groups duly registered with the Chamber of Commerce, to decentralized entities or Colombian Holding Companies, they will not be subject to withholding at source for this concept.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

The Ecopetrol Group submitted in 2025 the transfer pricing information for 2024 corresponding to the informative return, the supporting documentation, the country-by-country report, and the master file, in accordance with current tax regulations.

For the taxable year 2025, the transactions with economic related parties abroad, as well as the business conditions under which such operations were made and the general structure, did not vary significantly with respect to the previous year. For this reason, it is possible to infer that said transactions were recognized in accordance with the arm’s length principle. It is estimated that no adjustments related to the transfer pricing analysis of the year 2025 will be required, which implies changes in the income provision of the same year.

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

Tax procedures

In terms of procedure, there are modifications: (i) withholding that, despite being ineffective, will be enforceable, (ii) electronic notification of administrative acts, (iii) payment of glosses in the statement of objections to avoid default interest, (iv) elimination of the extension of the finality to additional three years for offsetting of tax losses, and (v) the term of the finality will be five years, compared to the years in which there is an obligation to comply with the transfer pricing regime.

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

The above benefit does not apply to: (i) taxpayers who enjoy tax benefits due to their location in a specific geographical area; (ii) when it is shown that declared withholdings are non-existent; (iii) when the net income tax is less than 71 UVT. The term set forth in this regulation does not extend to declarations of withholding or sales tax, which will be governed by the general regulations.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Tax Reform - Law 2155 of September 14, 2021

In general terms, this reform increased the general income tax rate to 35% as of January 1, 2022 and maintained the discount for the Industry and Commerce Tax at 50%. This Tax Reform introduced other changes in value added tax and tax procedure obligations. Before the passing of this Law, the rate from the year 2023 was 30% and the discount of the Industry and Commerce Tax was 100%.

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

Tax reform for equality and social justice and other issues - Law 2277 of December 13, 2022

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

Minimum tax rate: A minimum tax rate is established for income taxpayers, which will be calculated from the adjusted financial profit, which may not be less than 15% and will be the result of dividing the adjusted tax on the net profit. This minimum rate is called the adjusted tax rate and cannot be less than 15%. This rate is determined by dividing the adjusted tax by the adjusted profit. In turn, the factors that make up the adjusted profit and the tax are established to delimit their determination. If the adjusted tax rate is less than 15%, there must be an adjusted to recognize the minimum 15%. The tax rate is determined by dividing the net tax (NT) by the net profit (NP). The factors that make up the NT and NP are established to define its calculation. If the tax rate is less than 15%, it must be adjusted to reach the minimum of 15%.

This minimum taxation does not apply in several cases, including foreign legal entities without residence in the country; Special Economic and Social Zones, during the year that their income tax rate is 0%; the ZOMAC; income from hotel services subject to a 15% rate; publishing companies with the exclusive corporate purpose of publishing books; industrial and mixed economy companies in the Government with a 9% rate; and concession contracts.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

Discount for investments made in research, technological development, or innovation: Investments in projects qualified by the National Council of Tax Benefits in Science and Technology in Innovation will have the right to discount 30% of the value invested in said income tax projects in the taxable year in which the investment was made. It is not possible to take the cost or deduction simultaneously with the discount.

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

Decree 0175 of February 2025

Through the issuance of this decree, issued within the framework of the State of Internal Disturbance declared by the Colombia National Government, the following taxes were created, which impacted the Company results:

1.	Special Tax for the Catatumbo Region: This tax is levied on (i) the first sale within or from the national territory, and (ii) exports. The rate will be one percent (1%).
2.

Stamp Tax: The stamp tax rate will be one percent (1%). The taxable event remained unchanged; that is, the granting or acceptance of public or private documents in the country, and those granted outside the country but executed within the national territory, the value of which exceeds six thousand (6,000) Tax Value Units (COP $298,794,000 for 2025).

This decree will be in effect from February 22 to December 31, 2025.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Decree 1474 of December 2025

Through the issuance of this decree, issued within the framework of the State of Economic Emergency, declared by the Colombia National Government, the following tax was created, which will affect the Company’s results:

3.	Special Tax for Fiscal Stability: This tax is levied on (i) the first sale within or from the national territory, and (ii) exports. The rate will be one percent (1%).

This decree will be in effect until December 31, 2026.

Through Press Release No. 01 of January 29, 2026, the Constitutional Court provisionally suspended the legal effects of the decree.

11.Other assets

	2025	2024
Current
Prepaid expenses	1,079	1,595
Partners in joint operations	912	1,145
Trust funds	521	594
Advanced payments to contractors and suppliers	349	423
Other assets	43	41
Non-current assets available for sale	6	47
	2,910	3,845
Non–current
Abandonment fund	524	692
Employee loans	417	384
Trust funds	416	346
Judicial deposits and attachments	45	42
Advanced payments and deposits	20	47
Other assets	270	326
	1,692	1,837

12.Business combination

Acquisition of a group of renewable energy generation companies in Colombia

On November 13, 2025, once the parties fulfilled the conditions precedent and the required legal requirements, the transaction between Ecopetrol S.A. and Statkraft European Wind and Solar Holding AS for the acquisition of seven companies was successfully completed comprising of six renewable energy generation companies in Colombia ((i) Parque Solar Portón del Sol S.A.S. E.S.P. (“Portón del Sol”), (ii) El Roble Solar S.A.S. (“El Roble”), (iii) Córdoba Solar 2 S.A.S. (“Romosinuano”), (iv) Planta Solar Sahagún S.A.S. (“El Espino”), (v) Girasol 1 S.A.S. (“Hojarasca”) and (vi) La Cayena Solar S.A.S. (“La Cayena”)) and one administrative support company (Enerfin Services S.A.S. (“Energuana”)). Effective November 13, 2025, Ecopetrol S.A. assumed control of the seven companies, which constitutes a business combination. According to the accounting analysis performed by Ecopetrol S.A., this transaction is recognized under IFRS 3 and was accounted using the acquisition method

With the acquisition of these companies, Ecopetrol S.A. becomes the sole owner of the shares and adds a portfolio of more than approximately 0.5 GW of solar energy.

Through this acquisition, Ecopetrol S.A. advances its decarbonization and energy transition goals, aligned with its 2040 Strategy, Energy that Transforms. This acquisition promotes the competitive generation of low-emission energy for the self-consumption of the Ecopetrol Group and complements the traditional oil and gas business portfolio.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Identifiable Assets Acquired and Liabilities Assumed

The amounts recognized for acquired and existing assets and liabilities assumed as of the acquisition date are summarized below:

Fair value
Assets
Cash and cash equivalents	5
Trade and other receivables	8
Property, plant, and equipment	565
Right of use assets	13
Other assets	10
Total Assets	601
Liabilities
Loans and borrowings	290
Trade and other payables	3
Deferred tax liabilities	5
Other liabilities	15
Total Liabilities	313
Fair value of identifiable net assets	288

Goodwill arising from the acquisition (Note 19)	18
Consideration transferred, net of cash and cash equivalents acquired	301

The fair value of the property, plant, and equipment reflects the cost associated with the Portón del Sol solar plant, located in the municipality of La Dorada, Caldas, in the Magdalena Medio region, with an installed capacity of 102 MW. This solar plant connects to the Purnio substation at a level of 230 kV via a 1.3 km transmission line, through which it delivers its capacity to the National Interconnected System. Ecopetrol S.A. then uses the energy produced for its own operations under a self-generation model with remote delivery.

The goodwill is primarily attributable to the future profitability of the energy business, management’s know-how in generating new business, and other factors not included in other intangible assets. The recognized goodwill is not tax-deductible in Colombia.

The costs related to the acquisition of $7 were recognized as operating expenses in the period, primarily associated with commissions and fees for legal and financial advisory services.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

13.Investments in associates and joint ventures

13.1	Composition and movements

	2025	2024
Joint ventures
Interligação Elétrica do Madeira S.A.	1,658	1,698
Transmissora Aliança de Energia Elétrica S.A.	1,434	1,514
Equion Energía Limited	1,077	1,178
Interligação Elétrica Ivaí S.A.	473	488
Interligação Elétrica Garanhuns S.A.	466	479
Interligação Elétrica Paraguaçu S.A.	347	515
Interligação Elétrica Aimorés S.A.	235	323
Conexión Kimal Lo Aguirre S.A.	164	163
Ecodiesel Colombia S.A.	83	69
Consorcio Eléctrico Yapay S.A.	25	24
Transnexa S.A. E.M.A.	9	9
PA Energía para la paz	9	9
Interconexión Eléctrica Colombia Panamá S.A.	6	5
Derivex S.A.	1	1
	5,987	6,475
Less impairment:
Equion Energía Limited	(393)	(393)
Transnexa S.A. E.M.A.	(9)	(9)
	5,585	6,073
Associates
Gases del Caribe S.A. E.S.P.	1,518	1,529
ATP Tower Holdings	655	756
Gas Natural del Oriente S.A. E.S.P.	153	155
Gases de la Guajira S.A. E.S.P.	72	71
E2 Energía Eficiente S.A. E.S.P.	33	32
Extrucol S.A.	29	32
Serviport S.A.	9	9
Sociedad Portuaria Olefinas y Derivados S.A.	3	4
	2,472	2,588
Less impairment: Serviport S.A.	(9)	(9)
	2,463	2,579
	8,048	8,652

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The following is the movement of investments in associates and joint ventures:

For the year ended December 31, 2025:

		Joint
	Associates	ventures	Total
Opening balance	2,579	6,073	8,652
Capital contributions	—	6	6
Effects of equity method through:
Profit or loss	145	565	710
Other comprehensive income	(81)	(590)	(671)
Dividends declared (1)	(180)	(469)	(649)
Closing balance	2,463	5,585	8,048

For the year ended December 31, 2024:

		Joint
	Associates	ventures	Total
Opening balance	2,544	5,875	8,419
Capital contributions	—	20	20
Effects of equity method through:
Profit or loss	135	629	764
Other comprehensive income	78	(117)	(39)
Dividends declared (1)	(178)	(349)	(527)
Impairment recovery (Note 18)	—	15	15
Closing balance	2,579	6,073	8,652
(1)	During 2024, dividends of $425 (2023: $482) were received from: i) the joint ventures of Interconexión Eléctrica S.A.: Transmissora Aliança de Energía Elétrica, Interligação Elétrica Paraguaçu Interligação Elétrica Aimorés, Interligação Elétrica do Madeira S.A., and Interligação Elétrica Ivaí S.A. and ii) of the associates of Invercolsa: Gases del Caribe, Gas Natural del Oriente, Gases de la Guajira, and Extrucol.

For the year ended December 31, 2023:

		Joint
	Associates	ventures	Total
Opening balance	2,693	6,804	9,497
Capital contributions	—	1	1
Effects of equity method through:
Profit or loss	198	607	805
Other comprehensive income	(169)	(1,181)	(1,350)
Dividends declared (1)	(178)	(348)	(526)
Impairment (Note 18)	—	(8)	(8)
Closing balance	2,544	5,875	8,419
(1)	During 2023, The Ecopetrol Group received dividends of $482 (2022: $1,471) from its investments Transmissora Aliança de Energía Elétrica, Interligação Elétrica Paraguaçu, Interligação Elétrica Aimorés, Gases del Caribe, Gas Natural del Oriente, Gases de la Guajira and Extrucol.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

13.2	Additional information about associates and joint ventures

The following is the detail of assets, liabilities, and results of the main investments in associates and joint ventures, as of December 31, 2025, and 2024:

	2025			2024
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Statement of financial position
Current assets	622	1,856	66	650	1,649	105
Non–current assets	4,300	12,062	1,387	4,729	11,582	1,563
Total assets	4,922	13,918	1,453	5,379	13,231	1,668
Current liabilities	214	1,224	39	417	1,412	42
Non–current liabilities	1,637	7,498	24	1,843	6,876	29
Total liabilities	1,851	8,722	63	2,260	8,288	71
Equity	3,071	5,196	1,390	3,119	4,943	1,597
Other complementary information
Cash and cash equivalents	62	—	12	122	4	25

	Year ended December 31
	2025			2024
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Statement of profit or loss
Sales revenue	555	1,804	—	572	1,758	—
Costs	58	(412)	(30)	(28)	(261)	(23)
Other operating expenses, net	(147)	165	—	—	(168)	1
Financial (expenses) income	(42)	(348)	81	(91)	82	95
Income tax	(78)	35	(19)	(92)	(70)	(23)
Financial year results	346	1,244	32	361	1,341	50
Other comprehensive results	—	—	1,711	—	10	1,014
Other complementary information
Depreciation and amortization	1	(5)	—	1	43	—

This is a reconciliation of equity of the significant investments and the carrying amount of investments as of December 31:

	2025			2024
	Interligação	Transmissora	Equion	Interligação	Transmissora	Equion
	Elétrica do	Aliança de	Energía	Elétrica do	Aliança de	Energía
	Madeira	Energia Elétrica	Limited	Madeira	Energia Elétrica	Limited
Equity of the joint venture	3,071	5,196	1,389	3,119	4,943	1,597
% of Ecopetrol’s ownership	51.00%	14.88%	51.00%	51.00%	14.88%	51.00%
Ecopetrol’s ownership	1,566	773	709	1,591	735	814
Additional value of the investment	—	119	383	—	143	376
Impairment	—	—	(393)	—	—	(393)
Unrealized gain	—	—	(15)	—	—	(12)
Carrying amount of the investment	1,566	892	684	1,591	878	785

The information on assets, liabilities, and profits of the other associated companies and joint ventures is found in exhibit 1.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

14.Property, plant, and equipment

	Plant	Pipelines,	Construction
	and	networks,	in
	equipment	and lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2024	63,183	63,501	18,304	19,528	5,137	3,290	172,943
Additions/capitalizations (1)	3,145	3,347	1,723	1,203	12	343	9,773
Acquisition of wind and solar energy companies (2)	—	—	74	556	—	—	630
Abandonment cost update (Note 23)	370	203	—	—	—	—	573
Capitalized financial interests (3)	189	194	(12)	74	1	23	469
Exchange differences capitalized	1	1	—	1	—	—	3
Disposals	(505)	(183)	(18)	(28)	(34)	(79)	(847)
Foreign currency translation	(5,008)	(3,020)	(227)	(1,221)	(324)	(171)	(9,971)
Reclassifications/transfers	781	1,821	(2,281)	(190)	51	38	220
Balance as of December 31, 2025	62,156	65,864	17,563	19,923	4,843	3,444	173,793

Accumulated depreciation and impairment losses
Balance as of December 31, 2024	(28,174)	(26,049)	(1,659)	(8,139)	(167)	(1,300)	(65,488)
Depreciation expense	(3,288)	(2,701)	—	(903)	—	(130)	(7,022)
Recovery (loss) impairment (Note 18)	3	138	49	59	10	(5)	254
Disposals	475	164	—	24	21	41	725
Foreign currency translation	1,967	1,260	—	463	13	108	3,811
Reclassifications/transfers	(124)	(142)	188	(22)	6	125	31
Balance as of December 31, 2025	(29,141)	(27,330)	(1,422)	(8,518)	(117)	(1,161)	(67,689)

Net balance as of December 31, 2024	35,009	37,452	16,645	11,389	4,970	1,990	107,455
Net balance as of December 31, 2025	33,015	38,534	16,141	11,405	4,726	2,283	106,104
(1)

It mainly includes: i) Ecopetrol S.A. ongoing projects associated with the Caño Sur, Rubiales, Akacias, Castilla, and Chichimene fields and the Barrancabermeja Refinery; ii) Interconexión Eléctrica S.A. E.S.P. ongoing projects: UPME 04-2019 La Loma - Sogamoso 500 kV Transmission Line, connection of the Alpha and Beta wind farms to the Nueva Cuestecitas substation, connection of the Windpeshi wind project to the Cuestecitas 200 kV substation, asset optimization plan, and the San Mateo and Betania substation renovation projects.

(2)	The assets in this acquisition consist of the Windpeshi wind project in La Guajira ($65) and a portfolio of solar project companies in Colombia ($565) (See Note 12).
(3)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

	Plant	Pipelines,	Construction
	and	networks,	in
	equipment	and lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2023	54,897	58,585	15,520	16,668	4,833	3,338	153,841
Additions/capitalizations (1)	2,999	2,427	3,121	892	12	70	9,521
CPO-09 assets in business combination (2)	716	—	275	248	—	—	1,239
Fair value adjustment in business combination (2)	1,011	—	75	350	—	—	1,436
Abandonment cost update (Note 23)	(11)	2	—	—	—	—	(9)
Capitalized financial interests (3)	253	96	37	41	1	—	428
Exchange differences capitalized	1	1	—	—	—	—	2
Disposals	(918)	(276)	(12)	(71)	(2)	(105)	(1,384)
Field reversal	5	6	—	4	—	—	15
Foreign currency translation	4,509	2,639	184	1,100	292	143	8,867
Reclassifications/transfers (4)	(279)	21	(896)	296	1	(156)	(1,013)
Balance as of December 31, 2024	63,183	63,501	18,304	19,528	5,137	3,290	172,943

Accumulated depreciation and impairment losses
Balance as of December 31, 2023	(24,981)	(23,488)	(1,688)	(7,146)	(168)	(1,197)	(58,668)
Depreciation expense	(2,821)	(2,354)	—	(734)	—	(159)	(6,068)
Recovery (loss) impairment (Note 18)	807	299	(138)	275	15	3	1,261
Disposals	834	224	—	51	3	85	1,197
Foreign currency translation	(1,722)	(1,046)	—	(411)	(15)	(83)	(3,277)
Reclassifications/transfers	(291)	316	167	(174)	(2)	51	67
Balance as of December 31, 2024	(28,174)	(26,049)	(1,659)	(8,139)	(167)	(1,300)	(65,488)

Net balance as of December 31, 2023	29,916	35,097	13,832	9,522	4,665	2,141	95,173
Net balance as of December 31, 2024	35,009	37,452	16,645	11,389	4,970	1,990	107,455
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

(2)

Ecopetrol signed a binding sale and purchase agreement (SPA) with Repsol Colombia Oil & Gas Limited (“Repsol”) to acquire a 45% interest in Block CPO-09 for USD $452 million, making it the owner of 100% of the participating interest in said block. As established in the agreement, December 31, 2024, was defined as the economic and control date of operations, on which Ecopetrol S.A. assumed the rights, responsibilities and obligations, including any income, costs and expenses of the asset. This transaction was recognized as a business combination (step acquisition).

(3)	Financial interest is capitalized based on the weighted average rate of borrowing costs.
(4)

It corresponds mainly to i) recognition of McDermott’s shares in Refinería de Cartagena S.A.S. (see Note 23.4) and ii) additions and transfers in transmission lines of Interconexión eléctricas S.A. E.S.P due to the entry into operation of the projects.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

15.	Natural and environmental resources

		Asset	Exploration
	Oil	retirement	and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2024	108,855	8,249	10,052	127,156
Additions/capitalizations (1)	4,691	18	5,843	10,552
Abandonment cost update (Note 23)	—	1,608	(30)	1,578
Disposals	(35)	—	(1)	(36)
Write off exploratory assets and dry wells (2)	—	—	(717)	(717)
Capitalized financial interests (3)	334	—	92	426
Exchange differences capitalized	2	—	1	3
Foreign currency translation	(5,694)	(152)	(357)	(6,203)
Transfers/reclassifications	3,972	16	(4,206)	(218)
Balance as of December 31, 2025	112,125	9,739	10,677	132,541

Accumulated depletion and impairment losses
Balance as of December 31, 2024	(72,930)	(6,444)	(116)	(79,490)
Depletion expense	(7,447)	(315)	—	(7,762)
(Loss) recovery of impairment (Note 18)	(244)	13	(41)	(272)
Disposals	5	—	—	5
Foreign currency translation	3,323	97	—	3,420
Transfers/reclassifications	77	(236)	124	(35)
Balance as of December 31, 2025	(77,216)	(6,885)	(33)	(84,134)
Net balance as of December 31, 2024	35,925	1,805	9,936	47,666
Net balance as of December 31, 2025	34,909	2,854	10,644	48,407
(1)

Includes mainly: a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities carried out in Midland/Delaware, b) Ecopetrol S.A. mainly the Rubiales, Caño Sur, Akacias and Castilla fields, and c) Hocol S.A. mainly the execution of the Llanos 100, Llanos 123, Saman, Vim8, Llanos 86-87-104, Malacate, La Cañada, SN-18, La Punta, Guarrojo and SSJN1 projects.

(2)	Includes the recognition in the expense of the exploratory activity of Ecopetrol S.A., mainly of the Papayuela and Buena Suerte wells.
(3)	Financial interest is capitalized based on the weighted average rate of borrowing costs.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

			Exploration
	Oil	Asset retirement	and
	investments	cost	evaluation	Total
Cost
Balance as of December 31, 2023	94,176	10,147	9,719	114,042
Additions/capitalizations (1)	9,101	23	1,417	10,541
CPO-09 assets in business combination (2)	424	—	326	750
Abandonment cost update (Note 23)	—	(2,085)	(3)	(2,088)
Disposals	(117)	—	—	(117)
Write off exploratory assets and dry wells (3)	—	—	(1,108)	(1,108)
Capitalized financial interests (4)	345	—	36	381
Exchange differences capitalized	2	—	—	2
Fair value adjustment in business combination (2)	208	—	88	296
Field reversal	16	2	—	18
Foreign currency translation	4,507	157	55	4,719
Transfers/reclassifications	193	5	(478)	(280)
Balance as of December 31, 2024	108,855	8,249	10,052	127,156

Accumulated depletion and impairment losses
Balance as of December 31, 2023	(63,010)	(5,478)	(337)	(68,825)
Depletion expense	(7,083)	(874)	—	(7,957)
Loss of impairment (Note 18)	(254)	—	(79)	(333)
Disposals	91	—	—	91
Foreign currency translation	(2,431)	(80)	—	(2,511)
Transfers/reclassifications	(243)	(12)	300	45
Balance as of December 31, 2024	(72,930)	(6,444)	(116)	(79,490)
Net balance as of December 31, 2023	31,166	4,669	9,382	45,217
Net balance as of December 31, 2024	35,925	1,805	9,936	47,666
(1)

Includes mainly: a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities executed in Midland/Delaware, b) Ecopetrol S.A. mainly Caño Sur, Rubiales, Floreña and Castilla fields and c) Hocol S.A. mainly for the execution of the Llanos, Guarrojo, Perdices, Cor 9, VIM8, SN-18, Upar, Malacate, Guajira, Ocelote, Rancho Hermoso, and SSJN1 projects.

(2)

Ecopetrol signed a binding sale and purchase agreement (SPA) with Repsol Colombia Oil & Gas Limited (“Repsol”) to acquire a 45% interest in Block CPO-09 for USD $452 million, making it the owner of 100% of the participating interest in said block. As established in the agreement, December 31, 2024, was defined as the economic and control date of operations, on which Ecopetrol S.A. assumed the rights, responsibilities and obligations, including any income, costs and expenses of the asset. This transaction was recognized as a business combination (step acquisition).

(3)

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

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Accounting for suspended exploratory wells

The following table shows the classification by age, from the completion date, of the exploratory wells that are suspended as of December 31, 2025, 2024 and 2023:

	2025	2024	2023
Between 1 and 3 years (a)	86	76	—
Total suspended exploratory Wells	86	76	—
Number of projects exceeding 1 year	8	11	—
Projects under 1 year of suspended (c)	21	21	230
a)	For 2025 and 2024, the suspended exploratory wells mainly correspond to Ecopetrol: Gibraltar, Hocol: Pollera Norte 1, which were under evaluation.
b)

For 2025, it mainly corresponds to Ecopetrol: Maicero and Kalalu, Hocol: Matraquero-1. For 2024, it mainly corresponds to Ecopetrol: Atalayas, Hocol: Toritos Sur 2. For 2023, it corresponds mainly to Ecopetrol: Kale and Gibraltar, Hocol: SSJN1 BO5, Pollera Norte A3 and YDSN-1 Yoda A.

16.Right-of-use assets and lease liabilities

The following is the movement of right-of-use assets and lease liabilities for the years ended December 31, 2025 and 2024:

		Lands and	Plant and		Right-of-use	Lease
	Pipelines	buildings	equipment	Vehicles	assets	liabilities (2)
Net carrying amount as of December 31, 2024	14	228	459	279	980	1,506
Additions	25	98	44	106	273	273
Depreciation of the year	(24)	(98)	(136)	(121)	(379)	—
Remeasurements (1)	—	7	82	1	90	90
Impairment loss (Note 18)	—	7	18	—	25	—
Disposals	(1)	109	7	(1)	114	47
Finance cost	—	—	—	—	—	158
Repayment of borrowings (capital)	—	—	—	—	—	(506)
Payment of interests	—	—	—	—	—	(135)
Transfers	—	—	—	—	—	84
Exchange difference	(6)	(79)	(16)	(8)	(109)	(121)
Net carrying amount as of December 31, 2025	8	272	458	256	994	1,396
(1)	It corresponds mainly to updating rates and conditions in lease contracts.
(2)	Lease liabilities are presented as part of loans and borrowings (Note 20).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

		Lands and	Plant and		Right-of-use	Lease
	Pipelines	buildings	equipment	Vehicles	assets	liabilities (2)
Net carrying amount as of December 31, 2023	12	245	436	149	842	1,383
Additions	30	52	97	235	414	414
Depreciation of the year	(21)	(51)	(140)	(107)	(319)	—
Remeasurements (1)	1	3	89	(6)	87	87
Impairment loss (Note 18)	—	(6)	(20)	—	(26)	—
Disposals	(10)	(2)	(3)	(1)	(16)	(27)
Effect of loss of control in subsidiaries	—	—	(3)	—	(3)	—
Finance cost	—	—	—	—	—	133
Repayment of borrowings (capital)	—	—	—	—	—	(452)
Payment of interests	—	—	—	—	—	(111)
Transfers	—	—	—	—	—	12
Exchange difference	2	(13)	3	9	1	67
Net carrying amount as of December 31, 2024	14	228	459	279	980	1,506
(1)	It corresponds mainly to updating rates and conditions in lease contracts.
(2)	Lease liabilities are presented as part of loans and borrowings (Note 20).

17.Intangible assets

The following is the movement of intangibles and their amortization and impairment for the years ended December 31, 2025, and 2024:

	Licenses
	and	Other	Concessions
	software	intangibles	and rights	Easements (1)	Total
Cost
Balance as of December 31, 2024	2,125	1,210	16,025	1,662	21,022
Acquisitions	210	(2)	271	23	502
Disposals	(29)	—	(15)	—	(44)
Foreign currency translation	(61)	(118)	(2,768)	(77)	(3,024)
Transfers/reclassifications	31	—	38	41	110
Balance as of December 31, 2025	2,276	1,090	13,551	1,649	18,566

Accumulated amortization and impairment losses
Balance as of December 31, 2024	(1,185)	(178)	(3,098)	(148)	(4,609)
Amortization	(288)	(15)	(634)	(8)	(945)
Impairment (loss) recovery	—	—	12	—	12
Disposals	28	—	11	—	39
Foreign currency translation	42	37	892	4	975
Transfers/reclassifications	3	—	—	—	3
Balance as of December 31, 2025	(1,400)	(156)	(2,817)	(152)	(4,525)

Net balance as of December 31, 2024	940	1,032	12,927	1,514	16,413
Net balance as of December 31, 2025	876	934	10,734	1,497	14,041
(1)

Easements correspond to acquired rights for the passage of its operating assets, mainly energy transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time. The Ecopetrol Group also owns easements associated with rights-of-way for oil pipelines, which do have a finite useful life and generate amortization charges.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

	Licenses
	and	Other	Concessions
	software	intangibles	and rights	Easements (1)	Total
Cost
Balance as of December 31, 2023	1,659	970	13,659	1,557	17,845
Acquisitions	530	—	322	14	866
Disposals	(153)	—	(15)	(3)	(171)
Foreign currency translation	39	(96)	2,055	69	2,067
Transfers/reclassifications	50	336	4	25	415
Balance as of December 31, 2024	2,125	1,210	16,025	1,662	21,022

Accumulated amortization and impairment losses
Balance as of December 31, 2023	(961)	(256)	(1,781)	(132)	(3,130)
Amortization	(263)	(15)	(568)	(7)	(853)
Losses for impairment	(3)	—	(43)	—	(46)
Disposals	70	—	7	1	78
Foreign currency translation	(25)	91	(713)	(3)	(650)
Transfers/reclassifications	(3)	2	—	(7)	(8)
Balance as of December 31, 2024	(1,185)	(178)	(3,098)	(148)	(4,609)

Net balance as of December 31, 2023	698	714	11,878	1,425	14,715
Net balance as of December 31, 2024	940	1,032	12,927	1,514	16,413
(1)

Easements correspond to acquired rights for the passage of its operating assets, mainly energy transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time. The Ecopetrol Group also owns easements associated with rights-of-way for oil pipelines, which do have a finite useful life and generate amortization charges.

18.Impairment of long-term assets

As mentioned in Note 4.13, each year the Ecopetrol Group assesses whether there is an indication that a non-current asset or cash–generating unit may be impaired or if impairment losses recognized in previous years should be reversed.

The impairment of non-current assets includes property, plant, and equipment, natural resources, investments in companies, and goodwill. The Ecopetrol Group is exposed to future risks derived mainly from variations in (a) the estimate of future oil prices, (b) the refining margins and profitability, (c) the cost profile, (d) the investments and maintenance expenses, (e) the amounts of recoverable reserves, (f) the market and country risk assessments reflected in the discount rate and (g) changes in national and foreign regulations, among others.

Any changes in the above estimates used to calculate the recoverable amount of a non–current assets can have a material impact on the recognition impairment losses or reversals in consolidated statement of profit or loss. Highly sensitive significant estimates affecting each business segments, among others include (a) in the exploration and production segment, variations of hydrocarbon prices, (b) in the refining segment, changes in finished products and crude oil prices, the discount rate, refining margins, (c) in the transport and logistics segment, transported volumes and exchange rate, and (d) in energy transmission and toll roads concessions, infrastructure construction margins, asset remuneration flow estimates, network capacity, among others.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Based on the impairment tests conducted by the Ecopetrol Group, the following are the impairments or reversals of impairment for the years ended on December 31, 2025, 2024 and 2023:

Impairment reversal (loss) by segment	2025	2024	2023
Exploration and production	(325)	(480)	(2,741)
Refining and petrochemicals	—	1,265	1,482
Transport and logistics	346	127	(630)
Energy transmission and toll roads concessions	2	(45)	(209)
	23	867	(2,098)

Recognized in:
Property, plant, and equipment (Note 14)	255	1,262	206
Natural and environmental resources (Note 15)	(271)	(333)	(2,154)
Investment in associates and joint ventures (Note 13)	—	15	(8)
Right of use assets (Note 16)	26	(27)	(26)
Other non-current assets	13	(50)	(116)
	23	867	(2,098)

18.1Exploration and production

The impairment (loss) reversal of assets of the Exploration and Production segment for the years ended December 31 of 2025, 2024 and 2023 is the following:

	2025	2024	2023
Oilfields	(325)	(495)	(2,733)
Investment in joint ventures	—	15	(8)
	(325)	(480)	(2,741)

18.1.1	Oilfields

In 2025, a net impairment loss of $325 was recognized, generated in: i) Ecopetrol S.A., mainly in the cash-generating units Llanito, Tibu, Tisquirama, and Casabe; and a recovery in assets such as Teca Cocorná, Arauca, Moriche, and Ariari; ii) Hocol S.A., offsetting the impairment of the cash-generating units Bullerengue, Espinal, and Llanos with the recovery in Cicuco, Toldado, La Hocha, Upía, and Chenche; and iii) a recovery in the K2 and Gunflint fields of Ecopetrol América. The impairment incurred during the year resulted from the decrease in future hydrocarbon prices, which was partially offset by the implementation of asset profitability management plans and a decrease in the discount rate.

In 2024, a net impairment expense of $495 was recognized: generated in: i) in the K2 and Gunflint fields of Ecopetrol America, ii) Ecopetrol S.A. due to the offsetting effect between an impairment mainly in the Llanito, Orito, and Sur cash-generating units; and a recovery mainly in assets such as Suria, Dina Cretaceo, Jazmin, and San Francisco; and iii) in Hocol S.A. due to the offsetting effect between the impairment of the Espinal cash-generating unit and the recovery in La Hocha, Chenche, Toldado, Cicuco, and Upía. The lower impairment compared to the previous year is mainly due to the success in the implementation of plans to mitigate the impairment loss for lower future hydrocarbon prices in the short and medium term. The plans considered the following aspects: acceleration in the addition of incremental volumes through profitable projects and decision-making, efficiencies, the decrease of fixed costs, optimization of technical abandonment costs, net book value management, among others

In 2023, an impairment loss was recognized, considering CAPEX variables, OPEX effects and prices mainly in the cash-generating units (CGU) Casabe, Llanito, Suria, and Tibú; and a recovery mainly in the Piedemonte unit, which was the subject of unification of Floreña, Cupiagua and Cusiana assets during 2024, considering that these fields share facilities with each other, possess synergies, and jointly manage the surface fluids across the three large infrastructures. Likewise, impairment losses were recognized in Hocol S.A. in the Cicuco, Toldado, La Hocha, Espinal, and Chenche CGUs and a recovery in Upía CGU. In the CGUs abroad, an impairment loss was recognized in K2 CGU of Ecopetrol America.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The following is the breakdown of oilfields impairment losses or reversals for the years ended December 31, 2025, 2024 and 2023:

2025

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	2,534	3,991	391
Loss	3,209	2,493	(716)
			(325)

2024

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	3,109	6,131	880
Loss	3,739	2,364	(1,375)
			(495)

2023

	Carrying	Recoverable	Impairment
Cash generating units	amount	amount	reversal (loss)
Oil fields in Colombia
Reversal	9,815	18,113	364
Loss	10,048	6,951	(3,097)
			(2,733)

The assumptions used to determine the recoverable amount include the following:

●	The fair value less costs of disposal of the Exploration and Production segment assets was determined based on cash flows after tax derived from the business plans approved by Management of the Ecopetrol Group, which are developed based on long–term macroeconomic policies and fundamental assumptions of supply and demand. The fair value hierarchy is 3.
●	Balance of oil and gas reserves, in addition to proven reserves, probable and possible reserves were also considered (See Note 34), adjusted by different risk factors.
●	The discount rate in real terms was determined as the weighted average cost of capital (WACC) and corresponds to a differential rate depending on the projected tax surcharge for each year, as follows: 5.24% (2024: 5.98%) with tax surcharge of 0%, 5.04% (2024: 5.75%) with a tax surcharge of 5%, 4.83% (2024: 5.52%) with a tax surcharge of 10% and 4.63% (2024: 5.28%) with a tax surcharge of 15%. For fields located in the United States, the discount rates used were: 7.93% (Rate with tax) and 6.49% (2024: 8.54)% (Rate without tax).
●	Oil price – Brent: Projections for Ecopetrol S.A. and Hocol S.A. include USD$57.91/barrel for the first year, USD$69.73/barrel average for the medium term, and USD$73.31/barrel as of 2035. In 2024, the assumptions made took a price of USD$69.81/barrel for the first year, USD$71.14/barrel average for the medium term, and USD$73.23/barrel as of 2035. For Ecopetrol América Inc. the prices used were USD$53.43/barrel average for the short term and USD$66.06/barrel average for the long term.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

●	The projection of international crude oil prices is carried out by an independent agency, specialized in Oil & Gas, which has been considering the current scenarios of the OPEC (Organization of Petroleum Exporting Countries) oil quota agreements and the balance between supply and demand in the short and long term for industry.

18.1.2Investments in joint ventures

Investments in joint ventures in the Exploration and Production segment are recorded using the equity method of accounting. The Ecopetrol Group evaluates if there is any objective evidence that indicates that the fair value of such investments has been impaired in the year, especially those for which goodwill has been recognized.

As a result, Ecopetrol Group recognized a recovery (loss) of impairment on the carrying value as of December 31, as follows:

	Year ended December 31
	2025	2024	2023
Equion Energía Limited	—	15	(8)
	—	15	(8)

In 2025, there was no evidence that the book value of associates and joint ventures was below their recoverable amount.

In 2024, an impairment recovery was recognized on the investment in Equion, which adjusts the book value of the assets evaluated to their current fair value.

In 2023, an impairment loss was recognized on the investment in Equion, mainly due to the update of its non-current assets in the model.

18.2Refining and Petrochemical

18.2.1	Refinería de Cartagena S.A.S.

	Year ended December 31
	2025	2024	2023
Refinería de Cartagena	—	1,265	1,482
	—	1,265	1,482

During 2025, no situations or conditions were identified in external or internal variables that could generate indications of impairment charges for the refinery.

In 2024, an impairment recovery of $1,271 was recognized, mainly due to: i) higher price differentials for middle distillates in the medium- and long-term projections, ii) a greater share of domestic crude oils in the refinery’s feedstock, iii) the inclusion of energy efficiency initiatives and the commissioning of the U-111 unit capacity expansion project to 50 kilobarrels per day, with the medium- and long-term goal of maintaining operational efficiency, and iv) a decrease in the discount rate based on market conditions. Additionally, an impairment loss of $6 was recognized, corresponding to the surplus from the expansion project.

2024

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	reversal (loss)
Refinería de Cartagena S.A.S.	28,237	35,330	1,265
			1,265

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

During 2023 there was a recovery of $1,494 mainly due to: i) higher price differentials in mid–distillates in the medium and long-term projection, ii) imported crude oils more discounted on the brent marker, and iii) operational improvements executed in 2025, which together with energy efficiency initiatives have managed to optimize the operational costs of the refinery and reduce energy consumption. Additionally, a loss for impairment of office-type containers was recognized as a result of their appraisals and leftovers from the expansion project for $12.

2023

	Carrying	Recoverable	Impairment
Cash–generating units	amount	amount	reversal (loss)
Refinería de Cartagena S.A.S.	26,423	27,906	1,482
			1,482

The impairment recoveries for Refinería de Cartagena at year-end 2024 and 2023 were calculated based on fair value less costs to dispose of, which is higher than its value in use. Fair value, less costs to dispose of, were determined based on after-tax cash flows derived from the business plans projected by Management. These plans are based on market prices provided by a third party, considering long-term macroeconomic variables and fundamental assumptions regarding the supply and demand of crude oil and refined products. The fair value category is Level 3.

The estimates derived from the valuation of the impairment of the assets of Refinería de Cartagena S.A.S. The valuations for 2024 and 2023 were based on: i) exogenous and market variables beyond management control, such as prices that define refinery revenues (refined products) and costs (raw materials), and macroeconomic variables that determine the discount rate for cash flows used to value assets; and ii) operational and corporate variables subject to management control, such as plant efficiency, operational availability, and the corresponding cost and expense management. The assumptions used in the model to determine recoverable values include volumes, prices, projected operating expenses (Opex) and capital expenditures (Capex), as well as an investment component for the implementation of new technologies.

18.2.2Refinería de Barrancabermeja

As of December 31, 2025, 2024, and 2023, qualitative assessment of the assets associated with the refining segment were executed, including the Barrancabermeja Refinery Modernization Project. As a result, there are no indicators of impairment loss or recovery.

18.3Transport and Logistics

The recoverable amount of these assets was determined based on its fair value with costs of disposal, which corresponds to discounted cash flows based on the hydrocarbon production curves and refined products transport curves. The fair value hierarchy is 3.

The assumptions used in the model to determine the recoverable amount included:

1.	Exchange Rate: The exchange rate used in the exercise changed from $4,409.15 in 2024 to $4,052.71 in 2025. This indicator is consistently incorporated into the currency translation of foreign currency-denominated cash flows within the valuation model.
2.	The Weighted Average Cost of Capital (WACC) discount rate was updated from 6.0% to 5.05% in real terms in US dollars before taxes.
3.	Capital expenditures (CAPEX): For 2026, the investment plan approved by the Board of Directors is used. The investment projection for subsequent years is based on a technical approach that primarily considers investments for the maintenance and operational continuity of the transportation systems, using historical data and information validated by the technical departments.
4.	Tariffs: Pipeline transportation tariffs and associated services were updated in accordance with current regulations and applicable administrative acts, resulting in increases compared to the tariffs used in previous periods. This has a positive effect on the revenue-generating capacity of the Production Units (PUEs).
5.	Costs: The cost projection is based on the approved 2026 budget, which shows a reduction compared to the actual 2025 costs in the evaluated PUEs, reflecting a lower level of projected operating costs for the analysis period.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

6.	Assets: The asset base was updated with current accounting information, incorporating the final balances of Property, Plant and Equipment, as well as right-of-use assets and reclassifications made during the period. This ensures that the book value accurately reflects the composition of each PUE.

In 2025, an impairment recovery of $346 was presented due to: i) economic update in the life of the assets, ii) better results in the volume projections, iii) increase in rates, iv) decrease in operating costs and v) a lower discount rate.

In 2024, there was an impairment reversal of $127 due to the effect of: i) tariff update in oil pipelines, ii) better results in volumetric projections, and iii) higher closing exchange rate for 2024 versus 2023.

In 2023, for the volumetric projection exercise until 2040, there is a decrease in the North, South and Yaguará-Tenay CGUs compared to 2022. This means that an impairment loss of $630 was recognized, caused mainly by the variation in the exchange rate.

18.4Energy transmission and roads

According to the impairment test, as of December 31, 2025, 2024 and 2023, ISA and its companies considered that there are no operational or economic issues indicating that the net book value of its non-current non-financial assets cannot be recovered, except for the facts evidenced in the year, which were recognized and assessed in accordance with the applicable accounting standard.

	Year ended December 31
Cash–generating units	2025	2024	2023 (4)
Intangibles (1)	12	2	(13)
Property, plant and equipment (2)	(10)	(4)	(98)
Non-current assets held for sale (3)	—	(43)	(98)
	2	(45)	(209)
(1)	In 2025, an impairment recovery of $15 was recognized for ISA Bolivia as a result of the comprehensive strategy that improved the company’s projected net future cash flows. In 2024, an impairment of $27 was recognized on assets due to the impact of the Bolivian peso’s devaluation against the US dollar and the increase in country risk due to its macroeconomic situation. Additionally, InterNexa Colombia recognized an impairment of $3 on its offshore capacity rights as a consequence of market price erosion due to a substantial increase in supply (2024: $16).
(2)	During 2025, an impairment expense of $10 was incurred due to the cancellation of ISA’s Colombian Pipeline Connection to the Caucasia 110 kV Substation (CAUC) project. In 2024, Consorcio Transmantaro updated the carrying amount of the Yaros land, part of the Nueva Yanango project, and recognized an impairment recovery of $2.
(3)	During 2024, the effective sale of the stake in the net assets that InterNexa Participações and InterNexa Perú owned in InterNexa Brasil was carried out.
(4)	As of December 31, 2023, the impairment loss was allocated to non-current assets held for sale and subsequently to property, plant, and equipment and intangible assets based on their book values. An impairment of non-current assets in the energy transmission and toll roads concessions segment of $209 mainly due to: (i) impairment $85 in Consorcio Transmantaro due to lower fair market value in Yaros project, (ii) impairment of $86 in Internexa Brazil and $13 in Intenexa Argentina, considering the update of the business plan that reflected a decrease in revenues and operating margins.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

19.Goodwill

	2025	2024
Interconexión Eléctrica S.A. E.S.P. (1)	3,220	3,552
Oleoducto Central S.A.S.	683	683
Hocol Petroleum Ltd.	538	538
Invercolsa S.A.	434	434
Andean Chemical Ltd	128	128
Esenttia S.A.	108	108
Parque Solar Portón del Sol S.A.S y Energuana S.A.S.	18	—
	5,129	5,443
Less impairment Hocol Petroleum Ltd.	(297)	(297)
	4,832	5,146

(1)The variation corresponds to the effect of currency translation applied from subsidiaries functional currencies to Ecopetrol’s functional and presentation currency (COP).

20.Loans and borrowings

20.1Composition of loans and borrowings

	Weighted average effective
	interest rate as of December 31		2025	2024
	2025	2024
Local currency
Bonds	6.2%	9.8%	4,985	5,193
Commercial and syndicated loan	7.3%	11.7%	6,199	5,302
Lease liabilities	8.8%	9.2%	818	876
			12,002	11,371
Foreign currency (1)
Bonds	7.6%	7.0%	79,222	88,881
Commercial and syndicated loans	6.5%	6.5%	16,670	18,254
Loans from related parties (Note 31)	6.0%	6.0%	728	829
Lease liabilities	6.6%	6.5%	578	630
			97,198	108,594
			109,200	119,965
Current			10,080	11,288
Non–current			99,120	108,677
			109,200	119,965
(1)	The reduction in foreign currency debt is primarily due to the decline in the exchange rate. Spot rate fell from $4,409.15 to $3,757.08 between December 31, 2024 and December 31, 2025, respectively.

During 2025, loans and borrowings for $18,402 were acquired mainly: in Ecopetrol S.A. for $13,174 and Interconexión Eléctrica S.A. E.S.P. for $4,375. Among these, the following stand out:

-A dollar-denominated commercial loan from Banco Santander maturing in April 2030.

-Disbursement of a long-term dollar-denominated loan maturing in 2030 from Sumitomo Mitsui Banking Corporation and Banco Latinoamericano de Exportaciones S.A. - Bladex totaling USD 530 million, with the proceeds earmarked for the company’s acquisitions and a debt restructuring transaction.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

As of December 31, 2025, U.S. dollar denominated total debt corresponds to USD $29,065 million, recognized in financial statements at its amortized cost, which corresponds to the present value of cash flows, discounted at the effective interest rate of each loan and borrowing.

As a result of the Business Group’s strategy, related to the comprehensive management of maturities, during 2025 capital payments were made for $15,192: mainly in Ecopetrol S.A. for $11,590, and Interconexión Eléctrica S.A. E.S.P. for $2,833. Likewise, interest payments were made for $8,199 mainly in Ecopetrol S.A. for $5,767, and in Interconexión Eléctrica S.A. E.S.P. for $2,250.

20.2Fair value of loans

The following are the fair values of loans and borrowings as of December 31, 2025, and 2024:

	2025	2024
Local currency
Bonds	4,904	5,153
Commercial and syndicated loan	6,024	5,973
Lease liabilities	818	876
	11,746	12,002
Foreign currency
Bonds	77,440	83,721
Commercial, syndicated loans and related parties	15,072	20,784
Lease liabilities and related parties	578	630
	93,090	105,135
	104,836	117,137

The fair value of loans and borrowings is classified as Level 2.

20.3Maturity of loans and borrowings

The following are the maturities of loans and borrowing as of December 31, 2025:

	Up to 1
	year	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	223	1,675	1,181	1,906	4,985
Commercial and syndicated loan	563	3,914	1,647	75	6,199
Lease liabilities	141	580	96	1	818
	927	6,169	2,924	1,982	12,002
Foreign currency
Bonds	4,896	27,658	29,195	17,473	79,222
Commercial and syndicated loans and lease liabilities	3,529	12,024	1,621	74	17,248
Loans from related parties	728	—	—	—	728
	9,153	39,682	30,816	17,547	97,198
	10,080	45,851	33,740	19,529	109,200

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The following are the maturities of loans and borrowing as of December 31, 2024:

	Up to 1
	year	1 - 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	375	1,256	1,385	2,177	5,193
Commercial and syndicated loan	554	3,299	1,324	125	5,302
Lease liabilities	225	441	209	1	876
	1,154	4,996	2,918	2,303	11,371
Foreign currency
Bonds	5,548	24,886	37,937	20,510	88,881
Commercial and syndicated loans	3,632	13,827	462	333	18,254
Loans from related parties	829	—	—	—	829
Lease liabilities	125	251	205	49	630
	10,134	38,964	38,604	20,892	108,594
	11,288	43,960	41,522	23,195	119,965

20.4Breakdown by type of interest rate and currency

The following is the breakdown of loans and borrowing by type of interest rate as of December 31, 2025, and 2024:

	2025	2024
Local currency
Fixed rate	1,688	1,800
Floating rate	10,314	9,571
	12,002	11,371
Foreign currency
Fixed rate	70,864	83,481
Floating rate	26,334	25,113
	97,198	108,594
	109,200	119,965

20.5Loans designated as hedging instrument

As of December 31, 2025, the Ecopetrol Group designated USD$17,348 million (2024 – USD$17,612 million) of foreign currency debt as a hedging instrument, of which USD$10,001 million (2024 - $10,269 million) is used to hedge the net investment in foreign operations with the US dollar as their functional currency, and USD$7,347 million (2024 – USD$7,343 million) is used to hedge the cash flows of future crude oil exports. See Notes 30.4.

20.6Guarantees and covenants

Ecopetrol S.A. has commitments (covenants) related to the delivery of periodic financial information and the fulfillment of obligations arising from credit agreements with financial institutions, fiduciary entities, bondholders, rating agencies, auditors, among others.

As of December 31, 2025, the estimated value of the current guarantees granted by ISA and its companies, within the framework of the definition in paragraph 14 of IFRS 7, used to support growth in its different business units and to ensure commercial, operational, and strategic viability amounts to $19,771 (2024 - $22,665), mainly in i) Chile for $13,189 (2024 - $15,799) in Intervial Chile, Ruta del Loa, Ruta de los Ríos, Ruta de la Araucaría and Ruta del Maipo, b) Brazil in ISA CTEEP for $3,907 (2024 - $4,187), and c) Colombia on the Ruta Costera for $2,679 (2024 - $2,679).

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Ecopetrol USA Inc. and its subsidiaries have commitments (covenants) related to the delivery of periodic financial information and compliance with the obligations arising from a volumetric prepayment agreement, a commercial contract in which Ecopetrol Group receives payments in advance for production, with a third party. The opening and closing balance in 2025 for this contract correspond to $255 MUSD and $159 MUSD, respectively.

During the reporting year, the Ecopetrol Group has complied with its payment obligations, guarantees and commitments with its bondholders and local and/or international financing entities.

21.Trade and other payables

	2025	2024
Current
Suppliers (1)	11,586	15,072
Advances for associated operations	1,198	982
Withholding tax (2)	1,023	1,341
Insurance and reinsurance	405	280
Deposits received from third parties	279	185
Dividends payable	224	629
Agreements in transport contracts	108	61
Related parties (Note 31)	50	65
Various creditors	886	687
	15,759	19,302
(1)	The variation includes $1,109 from the consideration paid to Repsol in the first quarter of 2025 for the acquisition of Block CPO09.
(2)	Includes withholding taxes on income generated primarily by Ecopetrol S.A.

The carrying amount of trade accounts and other accounts payable approximates their fair value due to their short–term nature.

22.Provisions for employees’ benefits

	2025	2024
Post–employment benefits
Healthcare	9,004	11,450
Pension	1,980	2,788
Education	433	470
Bonds	285	350
Other plans	166	167
Termination benefits – Voluntary retirement plan	828	906
	12,696	16,131
Social benefits and salaries	1,219	1,206
Other employee benefits	38	40
	13,953	17,377
Current	3,481	3,369
Non–current	10,472	14,008
	13,953	17,377

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

22.1Post–employment benefits liability (asset)

The following table shows the movement in liabilities and assets, net of post-employment benefits and termination benefits, as of December 31, 2025:

	Pension and bonds	Other	Total
Liabilities for employee benefits
Opening balance	14,831	13,030	27,861
Current service cost	6	173	179
Past service cost	—	110	110
Interest expense	1,273	1,100	2,373
Gains from financial assumptions	(1,054)	(3,118)	(4,172)
Benefits paid	(1,301)	(837)	(2,138)
Foreign currency translation	13	—	13
Closing balance	13,768	10,458	24,226

Plan assets
Opening balance	11,693	37	11,730
Return on assets	989	2	991
Contributions to funds	67	825	892
Benefits paid	(1,301)	(837)	(2,138)
Actuarial gains	53	2	55
Closing balance	11,501	29	11,530
Net post–employment benefits liability	2,267	10,429	12,696

The following table shows the movement in liabilities and assets, net of post-employment benefits and termination benefits, as of December 31, 2024:

	Pension and bonds	Other	Total
Liabilities for employee benefits
Opening balance	16,412	12,750	29,162
Current service cost	34	174	208
Past service cost	—	217	217
Interest expense	1,163	928	2,091
Gains from financial assumptions	(1,520)	(298)	(1,818)
Benefits paid	(1,232)	(742)	(1,974)
Foreign currency translation	(26)	1	(25)
Closing balance	14,831	13,030	27,861

Plan assets
Opening balance	11,974	37	12,011
Return on assets	848	2	850
Payments and contributions to funds	(1,183)	(4)	(1,187)
Actuarial gains	54	2	56
Closing balance	11,693	37	11,730
Net post–employment benefits liability	3,138	12,993	16,131

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The following table shows the movement in profit and loss and in other comprehensive income as of December 31, 2025, 2024 and 2023:

	2025	2024	2023
Recognized in profit or loss
Interest expense, net of return on plan assets	1,382	1,241	1,088
Current service cost	179	208	115
Past service cost	110	217	107
	1,671	1,666	1,310
Recognized in other comprehensive income
Pension and pension bonds	3,035	259	(2,664)
Healthcare	1,132	1,404	(1,714)
Other	68	19	(82)
	4,235	1,682	(4,460)
Deferred tax	(1,880)	(374)	1,726
	2,355	1,308	(2,734)

22.2Plan assets

Plan assets are resources held by pension trusts for payment of pension obligations. Payments for health and education post–employment benefits are Ecopetrol Group’s responsibility. The plan assets and future return on those assets cannot be returned to Ecopetrol Group.

The following is the composition of the plan assets by type of investment as of December 31, 2025, and 2024:

	2025	2024
Securities denominated in local currency	3,242	1,930
Bonds issued by the national government	3,090	3,190
Other foreign currency denominated securities	3,046	2,935
Bonds issued by private entities	1,705	2,932
Other public bonds	—	231
Variable yield bonds	223	—
Others	224	512
	11,530	11,730

The 48.48% (2024 – 58.09%) of the securities in the plan assets are classified as level 1 in the fair value hierarchy where prices for the assets are directly observable on actively traded markets, and 51.52% (2024 – 41.91%) are classified as level 2. The following is the balance of plan assets by fair value hierarchy level as of December 31, 2025, and 2024:

	Level 1		Level 2 (1)		Total
	2025	2024	2025	2024	2025	2024
Securities denominated in local currency	330	29	2,912	1,901	3,242	1,930
Bonds issued by the national government	1,981	3,190	1,109	—	3,090	3,190
Other foreign currency denominated securities	3,042	2,917	4	18	3,046	2,935
Bonds issued by private entities	14	111	1,691	2,821	1,705	2,932
Other public bonds	—	231	—	—	—	231
Variable yield bonds	223	—	—	—	223	—
Other	—	337	224	175	224	512
	5,590	6,815	5,940	4,915	11,530	11,730
(1)	The valuation techniques and inputs used in the fair value measurement of level 2 instruments consist in income approach (discounted cash flows) using the cash flows of the instruments, yield curves and credit spreads based on credit ratings.

There were no transfers between hierarchy levels for the years ended December 31, 2025, and 2024.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The main risk to which the plan assets are exposed to is the market risk (Note 30.8) derived from credit rating issued by credit ratings agencies. The following table reflects the credit ratings of the issuers and counterparties in assets held by the Plan assets, according to rating Company such as Standard & Poor’s Ratings Services, Moody’s Investors Service or Fitch Ratings:

	2025	2024

AAA	6,525	6,696
Nation	4,029	4,293
AA+	380	344
AA	159	124
BB+	145	—
F1+	16	45
BRC1+	8	32
Other ratings	44	114
Rating not available	224	82
	11,530	11,730

The securities in the plan assets are valued following the regulations defined by the Financial Superintendency of Colombia, regarding the use of an authorized market data provider. For this purpose, information provided by authorized market-data provider is used, which corresponds to collected data from active markets. In cases where market data is unavailable, other directly or indirectly observable data is used.

Within the investment rating process, in addition to the information used for valuation, other relevant factors are considered, such as the issuer rating, investment classification, liquidity, and active market, which permit the appropriate hierarchy level classification of the investments.

22.3Actuarial assumptions

The following are the actuarial assumptions used in determining the present value of defined employee benefit obligations used for the actuarial calculations as of December 31, 2025, and 2024:

2025	Pension	Bonds	Health	Education	Others
Discount rate	9.9%-12%	10.00%	10.25%-12.5%	4%-10.25%	9.85%-12.87%
Salary growth rate	3%	N/A	4%	N/A	3.0%-4.94%
Expected inflation rate	3.0%-4.0%	3.30%	3.30%	3.30%	3.30%
Pension growth rate	3.0%-3.30%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	10.00%	4.30%	N/A
Long–term rate	N/A	N/A	4.0%-4.30%	4.30%	N/A

2024	Pension	Bonds	Health	Education	Others
Discount rate	6.85%-10.9%	8.75%	8.75%-11.2%	9.0%-11.0%	5.7%-11.6%
Salary growth rate	2.0%-3.0%	N/A	3.0%-4.0%	N/A	4.0-5.0%
Expected inflation rate	3.0%-4.0%	3.0%	3.0%	3.0%	3.0%
Pension growth rate	3.0%-3.3%	N/A	N/A	N/A	N/A
Cost trend
Short–term rate	N/A	N/A	13.5%	4.0%	N/A
Long–term rate	N/A	N/A	4.0%	4.0%	N/A

N/A: Not applicable for this benefit.

The cost trend is the projected increase for the initial year, which includes the expected inflation rate.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

22.4Maturity of benefit obligation

The cash flows required for payment of post–employment obligations of Ecopetrol Group are the following:

Year	Pension and bonds	Other benefits	Total
2026	1,428	806	2,234
2027	1,471	834	2,305
2028	1,493	869	2,362
2029	1,436	893	2,329
2030 and beyond	1,459	923	2,382

22.5Sensitivity analysis

The following sensitivity analysis as of December 31, 2025 shows the effect of such possible changes on defined benefit obligation, while keeping the other assumptions constant:

	Pension	Bonds	Health	Education	Other
Discount rate
–50 basis points	12,977	1,132	9,307	400	994
+50 basis points	12,016	1,092	8,359	374	963
Inflation rate
–50 basis points	11,957	1,093	N/A	N/A	858
+50 basis points	13,038	1,131	N/A	N/A	880
Salary growth rate
–50 basis points	N/A	N/A	N/A	N/A	106
+50 basis points	N/A	N/A	N/A	N/A	113
Cost trend
–50 basis points	N/A	N/A	8,359	374	N/A
+50 basis points	N/A	N/A	9,305	394	N/A

N/A: Not applicable for this benefit.

23.Accrued liabilities and provisions

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2024	11,211	797	2,348	14,356
Abandonment costs update	2,151	—	—	2,151
Additions (recoveries) (1)	9	(339)	525	195
Uses (2)	(543)	(146)	(377)	(1,066)
Financial costs and interest (2)	642	257	(2)	897
Foreign currency translation	(156)	(29)	(55)	(240)
Transfers	—	1	154	155
Balance as of December 31, 2025	13,314	541	2,593	16,448
Current	992	100	555	1,647
Non-current	12,322	441	2,038	14,801
	13,314	541	2,593	16,448
(1)	It mainly includes the recognition of provisions related to environmental compensation at Ecopetrol S.A., among others.
(2)	This represents the financial cost associated with the discounting of the liability and its respective use.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2023	13,102	723	2,318	16,143
Abandonment costs update	(2,097)	—	—	(2,097)
Additions (recoveries) (1)	148	(45)	208	311
Uses	(766)	(150)	(381)	(1,297)
Financial costs and interest	636	245	50	931
Fair value adjustment in business combination	32	—	—	32
Reversal of fields (2)	5	—	—	5
Foreign currency translation	151	25	58	234
Transfers	—	(1)	95	94
Balance as of December 31, 2024	11,211	797	2,348	14,356
Current	1,134	37	449	1,620
Non-current	10,077	760	1,899	12,736
	11,211	797	2,348	14,356
(1)	It mainly includes the recognition of provisions related environmental compensation at Ecopetrol S.A., among others.
(2)	It corresponds to the abandonment provision associated with the assets delivered to Ecopetrol S.A. of the La Cañada and La Hocha fields.

	Asset		Environmental
	retirement		contingencies and
	obligation	Litigation	others	Total
Balance as of December 31, 2022	10,006	898	1,852	12,756
Abandonment costs update (1)	3,465	—	—	3,465
Additions (2)	71	27	755	853
Uses (3)	(680)	(905)	(383)	(1,968)
Financial costs and interest (3)	477	808	46	1,331
Foreign currency translation	(237)	(80)	(137)	(454)
Transfers	—	(25)	185	160
Balance as of December 31, 2023	13,102	723	2,318	16,143
Current	1,105	70	420	1,595
Non-current	11,997	653	1,898	14,548
	13,102	723	2,318	16,143
(1)

Main variations in the abandonment cost are due to 1) an increase in activity in Rubiales and Caño Sur, 2) an increase in operating costs in Cira-Infantas fields, and 3) upgrades in the equipment and tariff increases.

(2)	It mainly includes the recognition of provisions related to potential obligations and environmental contingencies (Note 23.3) at Ecopetrol S.A., among others.
(3)

It mainly includes uses and interest expenses originating from rulings against the claims of Ecopetrol S.A. related to public works contributions. The recognition applied Law 2277 of 2023 with which a benefit was obtained by reducing interest payable to the tax authority by 50%.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

23.1Asset retirement obligation

The estimated liability for asset retirement obligation costs corresponds to the future obligation that the Ecopetrol Group has to restore environmental conditions to a level similar to that exist before the start of projects or activities, as described in Note 4.14. As these relate to long–term obligations, this liability is estimated by projecting the expected future payments and discounting at present value with a rate indexed to the Ecopetrol Group’s financial obligations, considering the temporariness and risks of this obligation. The discount rates used in the estimate of the obligation as of December 31, 2025 were Exploration and Production 5.24% (2024 - 5.88%), Refining and Petrochemicals 5.83% (2024 - 6.59%), and Transportation and Logistics 5.64% (2024 - 6.94%).

23.2Litigations

The following table details the main litigations recognized in the consolidated statement of financial position as of December 31, whose loss expectations are probable and could imply an outflow of resources and the estimated provision:

	2025	2024
ISA Energía Brasil. Civil contingency: Nullity of merger of EPTE by CTEEP, issued by Joana D Arc Tensol Rodrigues Pereira. It corresponds to a declaratory action in which minority shareholders claim the nullity of the merger of the Paulista Energy transmission Company (EPTE) by the company or, jointly and severally, the declaration of their right to withdraw and the determination of the payment of the redemption value of their shares. In 2024, the process was classified as a contingent liability.	7	50
Regulatory Contingency: Eletrobras Billing - RBNI: This corresponds to the collection action filed by Eletrobras against ISA CTEEP requesting the return of the amount overcharged by the Company as part of the compensation payment resulting from the extension of Concession Contract No. 059/2001 under Law No. 12,783/201, relating to the new investment facilities that had been transferred to the Company by Eletrobras.	41	38
Unfavorable first instance ruling for Ecopetrol Group in the process of remediating the damages associated with the hydrocarbon spill that occurred in Guaduas, Vereda Raizal and Cajón, in the property called “La Floresta” in May 2004.	14	14
Administrative processes of a sanctioning type issued by PRONATEL and OSIPTEL Internexa Peru: Procedure for failure to pay contributions during the years 2011 to 2023 or the provision of the Dark Optical Fiber service.	13	12
Transelca. Regulatory contingency: Unavailability of service. Compensation for energy not supplied. In June 2020, a shot occurred in the Bay of Line BL2 Sabanalarga-Fundación, at the Sabanalarga substation, 220 kV; the substation went out of operation, as well as other assets operated by Transelca and other third parties, leaving a large region of the Atlantic Coast without electricity service. In accordance with the provisions of Resolution GREC 011 of 2009, numeral 3.8.3, this event may cause the company to pay compensation for energy not supplied.	9	8
Ecopetrol S.A. as responsible for the damages caused by export activities in influence of the municipalities of Cicuco, Talaigua Nuevo and Mompox.	7	6

23.3Environmental contingencies and others

These correspond to contingencies for environmental incidents and obligations related to environmental compensation and mandatory investment of no less than 1% for the use of, exploitation of or effect on natural resources imposed by national, regional, and local environmental authorities. Mandatory investment of no less than 1% is based on the use of water taken directly from natural sources in accordance with the provisions of Law 99 of 1993, Article 43, Decree 1900 of 2006, Decree 2099 of 2017 and 075 and 1120 of 2018 and article 321 of Law 1955 of 2019 in relation to the projects that the Ecopetrol Group develops in Colombia.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The Colombian Government, through the Ministry of Environment and Sustainable Development, issued Decrees 2099 and 075 in December 2016 and January 2017, through which it modified the Single Regulatory Decree of the environment and sustainable development sector, Decree 1076 of 2015, in relation to the mandatory investment for the use of water taken directly from natural sources. The main changes established by these decrees were in relation to the areas of implementation, investment lines and the basis for liquidation of obligations. In addition, June 30, 2017, was defined as the maximum date to modify the Investment Plans that are in execution.

From the Company’s Environmental Management, with the regional environmental departments and allies in the territory, Ecopetrol executes more than 245 current plans for environmental offsetting and forced investment of 1%.

The resources allocated to these obligations have been directed towards environmental protection, conservation, and preservation through the implementation of more than 700 voluntary conservation agreements. Progress has also been made in acquiring land for conservation, ecological restoration processes, and reforestation programs. Additionally, through an agreement with IDEAM for the execution of the mandatory 1% investment, a specific line item was incorporated for monitoring water resources through the installation and operation of hydrometeorological stations for tracking climatological and hydrological variables.

23.4Contingencies

VAT on Imports of Gasoline and Diesel Fuel

The National Tax and Customs Directorate (DIAN by its acronym in Spanish) issued Ruling No. 100202208-2305 on December 19, 2024 (and reaffirmed in July 2025) stating, according to its interpretation, that the importation of gasoline and diesel fuel is subject to Value-Added Tax (VAT) at the general rate of 19%. According to DIAN’s interpretation, the tax base is the customs value of the products.

Ecopetrol S.A. and Refinería de Cartagena S.A.S. disagree with this interpretation made by the DIAN; DIAN considers that the importation of gasoline and diesel during 2022 to 2024 should have been subject to Value Added Tax (VAT) at the general rate of 19%. Nevertheless, Refinería de Cartagena S.A.S and Ecopetrol S.A. believe that their filings were prepared in accordance with current tax and customs legislation. The National Tax and Customs Directorate, in line with its interpretation and current application of the law, has issued six official assessments to Refinería de Cartagena S.A.S. totaling COP $1.3 trillion in VAT and penalties, and has also issued two official assessments to Ecopetrol S.A. totaling COP $6.5 trillion in VAT and penalties for the periods between 2022 and 2024; interest has been accrued on these amounts to date, which would amount to approximately COP $4.9 trillion. These amounts could be significantly higher as time passes or if additional demands are received from DIAN. At this time, all administrative remedies have been exhausted in all cases filed against Refinería de Cartagena and Ecopetrol S.A. On November 25 and December 5, 2025, Refinería de Cartagena filed two (2) lawsuits for annulment and restoration of rights before the Administrative Court of Bolívar and is within the legal timeframe to file the remaining four (4) lawsuits. Ecopetrol S.A. filed its two lawsuits against the official tax assessments and their confirmatory resolutions on March 2 and April 8, 2026, before the Administrative Court of Cundinamarca.

Refinería de Cartagena S.A.S. and Ecopetrol S.A., acting in accordance with due diligence and to protect their legitimate interests, have responded to DIAN’s actions within the timeframes established by law, challenging the decisions issued by the DIAN and questioning its interpretation of the regulations. In its interpretation, DIAN may continue with the collection process in accordance with the procedural rules of the customs regime and the Tax Statute, which include enforcement collection procedures, without prejudice to Refinería de Cartagena S.A.S. and Ecopterol S.A. exercising the appropriate administrative or judicial remedies, in accordance with the same regulations. Although Refinería de Cartagena S.A.S. and Ecoptrol S.A. plan to exercise these remedies, any eventual enforcement of collection could have a material adverse effect on the operations, liquidity, and financial position of Refinería de Cartagena S.A.S. and Ecopterol S.A., depending on the amount involved and the duration of the process. Likewise, based on the opinions issued by our external advisors, who consider the probability of success to be greater than 50%, the Company believes there are grounds for not recording any accounting provision.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Given that DIAN has decided to apply its regulatory interpretation, since January 2025 Ecopetrol S.A. and Refinería de Cartagena S.A.S. have been making VAT payments on gasoline and diesel fuel imports, in accordance with the DIAN’s interpretation, at a rate of 19%. The payment of VAT does not affect the rights that Ecopetrol S.A. and Refinería de Cartagena S.A.S. reserve to challenge this interpretation legally at the appropriate time before the relevant authorities, as mentioned above.

According to Grupo Ecopetrol, the total value of VAT payments related to gasoline and diesel imports for 2025 amounted to COP $4.2 trillion, of which approximately COP $3.9 trillion would be recovered through the VAT credit and refund process. For the first quarter of 2026, payments amount to COP $0.71 trillion.

Ecopetrol S.A. and Refinería de Cartagena S.A.S. reiterate their commitment to fully comply with their customs and tax obligations and will respect the decisions rendered regarding this dispute by the relevant authorities.

Refinería de Cartagena S.A.S.

Below are the most recent changes related to contingencies associated with the operations of Refinery de Cartagena S.A.S.

Arbitration tribunal:

On March 8, 2016, Refinería de Cartagena S.A.S filed a request for arbitration with the International Chamber of Commerce (the “ICC”) against Chicago Bridge & Iron Company NV, CB&I UK Limited and CBI Colombiana SA (jointly, “CB&I”), concerning a dispute related to the engineering, procurement, and construction agreements entered into by and between Refinería de Cartagena S.A.S and CB&I for the expansion of the Refinería de Cartagena S.A.S, Colombia. Refinería de Cartagena S.A.S was the Claimant in the ICC arbitration and seeked no less than USD $2 billion in damages plus lost profits.

On May 25, 2016, CB&I filed its response to the Request for Arbitration and the preliminary version of its counterclaim against Reficar, for approximately USD $213 million. On June 27, 2016, Reficar filed its reply to CB&I’s counterclaim denying and disputing the declarations and relief requested by CB&I.

On April 28, 2017, Refinería de Cartagena S.A.S filed its non-detailed claim, and, on the same date, CB&I submitted its Statement of Counterclaim increasing its claims to approximately USD $116 million and COP $387,558 million, including USD $70 million for a letter of credit compliance. On March 16, 2018, CB&I submitted its Exhaustive Statement of Counterclaim further increasing its claims to approximately USD $129 million and COP $432,303 million (including in each case interest) and filed its Exhaustive Statement of Defense to Refinería de Cartagena’s claims. On this same date, Reficar filed its Exhaustive Statement of Claim seeking, among others, USD $139 million for provisionally paid invoices under the Memorandum of Agreement (“MOA”) and Project Invoicing Procedure (“PIP”) Agreements and the EPC Contract.

On June 28, 2019, Chicago Bridge & Iron NV Company filed a response to Refinería de Cartagena’s non-detailed defense of the counterclaim, updating the value of its claim to approximately USD $137 million and COP $503,241 million, including interest. Likewise, CB&I presented its detailed defense to Refinería de Cartagena’s claim.

On this same date, Reficar filed its response to CB&I’s Non-Exhaustive Statement of Defense and its Exhaustive Statement of Defense to CB&I’s counterclaim, updating its claim for provisionally paid invoices under the MOA and PIP Agreements and the EPC Contract to approximately USD $137 million.

In January 2020, McDermott International Inc. (now McDemott International Ltd and hereinafter “McDermott”) – CB&I parent company – commenced a bankruptcy case under title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of Texas. Faced with this situation, Refinería de Cartagena S.A.S took actions to protect its interests and had a group of experts with whom it will continue to evaluate other measures it may adopt in this new circumstance.

As a consequence of the initiation of the reorganization process, the arbitration was suspended until July 1, 2020, as described below.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

Subsequently, on December 20, 2021, Refinería de Cartagena S.A.S. presented its memorial for costs in arbitration against CB&I. On February 11, 2022, CB&I presented its memorial for costs.

On June 7, 2023, Refinería de Cartagena S.A.S. was notified of the decision of the International Arbitration Court that resolved the claim filed against. The Arbitration Court ordered CB&I to pay approximately $1,000 USD million plus interest in favor of Refinería de Cartagena. Similarly, the arbitral tribunal dismissed CB&I’s claims for approximately to USD $400 million. Chicago Bridge & Iron Company N.V. and CB&I UK Limited requested the annulment of the award on June 8, 2023, the before Southern District Court of New York.

On August 4, 2023, Refinería de Cartagena answered to the annulment request and, in addition, and likewise requested the confirmation of the award Moreover, On January 10, 2025, the Southern District Court of New York confirmed the Arbitration Award and denied the request for annulment filed by Chicago Bridge & Iron Company N.V. and CB&I UK Limited.

On September 8, 2023, McDermott reported that it will initiate financial restructuring procedures for its subsidiaries in the United Kingdom and the Netherlands, CB&I UK Limited and Chicago Bridge & Iron Company N.V. respectively, considering the arbitral issued award against them and in favor of Refinería de Cartagena S.A.S. The Company advised by a global team of lawyers and experts, became an active part of the business reorganization processes in said countries to defend its own interests.

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

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

On February 27, 2024, Refinería de Cartagena S.A.S. was notified of the decision of the United Kingdom Court in which it was determined that the financial restructuring plan of CB&I UK Limited was approved by said court.

Regarding the reorganization process initiated by Chicago Bridge & Iron Company (now McDermott Holdings N.V.) in the Netherlands on September 8, 2023. On February 16, 2024, an independent restructuring expert appointed by the Court submitted to a vote an alternative reorganization plan under which Refinería de Cartagena S.A.S. would receive, among others, an equity stake in the McDermott. On March 21, 2024, Cartagena Refinery was notified of the decision of the Netherlands Court approving the alternative financial restructuring plan of Chicago Bridge & Iron Company N.V.

Given the sanction of the plan, Refinería de Cartagena S.A.S was the beneficiary of (i) USD $70 million and USD $95 million arranged under two different letters of credit and (ii) USD $9 million corresponding to reimbursement of legal fees. Likewise, by court order of the Amsterdam District Court dated March 21, 2024, arising from a judicial restructuring process before said jurisdiction, 75,000 redeemable Series B non-voting preferred shares (the “Series B Preferred Shares”) of McDermott were issued in favor of Refinería de Cartagena S.A.S.

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

As of September 30, 2024, Refinería de Cartagena S.A.S performed the valuation of McDermott’s shares considering an income approach, projecting discounted cash flows at present value and aspects such as risk premiums, information available from McDermott, the absence of significant influence and control by Refinería de Cartagena S.A.S and restructuring scenarios over time. As a result of the fair value valuation, the accounting record was made as a financial instrument for USD $234.5 million (COP $915,003 million), which represented for Refinería de Cartagena S.A.S an increase in the financial assets account compared to a lower value of the property, plant, and equipment.

Ecopetrol S.A. continuously monitors the operations of McDermott International Ltd. to identify and measure any potential changes in the fair value of the investment and/or risk premiums associated with the valuation model.

On December 9, 2024, McDermott announced that it has completed the sale of its storage business (CB&I’s tank business) to a consortium of financial investors led by Mason Capital Management. Under the terms of the agreement announced on October 7, 2024, McDermott received USD $475 million in proceeds before taxes and transaction expenses. Pursuant to the terms of McDermott’s credit agreement, the proceeds from the sale will be used to repay CB&I’s existing tank business term loan, cash guarantee certain McDermott letters of credit and reduce an existing McDermott term loan.

Investigations of control entities – Refinería de Cartagena S.A.S.

Refinería de Cartagena S.A.S is a wholly owned subsidiary of Ecopetrol, and since Ecopetrol is majority owned by the Government of Colombia, both companies manage public resources. In this context and in accordance with Colombian regulations, the employees of Ecopetrol and Refinería de Cartagena S.A.S are considered public servants and, as such, may be held responsible for the negligent use or management of public resources.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Consequently, the employees of Ecopetrol and Refinería de Cartagena S.A.S, in general, are subject to the control and supervision of the control entities.

Currently, derived from the Expansion and Modernization Project of the Refinería de Cartagena S.A.S (hereinafter, the “Project”), the processes described below are underway:

1.Office of the Comptroller General (Contraloría General de la República – CGR):

-PRF-80011-2018-33300

Through Order No. 1328 of August 24th, 2021, the CGR closed the preliminary investigation UCC-IP-005-2019 and opened a new fiscal responsibility process. In this, eight former officials of Refinería de Cartagena S.A.S (three former presidents and five former financial vice-presidents) are investigated.

In this process, 8 former officials of the Refinería de Cartagena S.A.S. are being investigated (3 former presidents and 5 former financial vice presidents).

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

On April 14, 2023, the officials assigned by the CGR presented the technical report in which, based on the information provided and the explanations provided by the Refinería de Cartagena S.A.S, it was concluded that in all records the destination of the associated expense was identified to each of the third parties.

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

2.Prosecutor’s Office (Fiscalía General de la Nación - FGN)

Proceeding 1 – 110016000101201600023 - MOA - PIP and EPC

This process is being carried out against some ex-members of the Board of Directors and ex-employees of Refinería de Cartagena S.A.S, workers of the Chicago Bridge and Iron Company (CB&I) and the Statutory Auditor of Refinería de Cartagena S.A.S between 2013 and 2015, for crimes of undue interest in the execution of contracts, embezzlement by appropriation in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsehood in a public document.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The pretrial hearing concluded on February 2, 2024. To date, the oral trial hearings are still ongoing; the evidentiary phase has already concluded, and the presentation of closing arguments is scheduled for 2026.

As of December 31, 2025, there were no changes to the process.

Proceeding 2 - 110016000101201800132 Business line

This process is being carried out against ex-members of the Board of Directors and an ex-president of Refinería de Cartagena S.A.S, for the crimes of aggravated unfair administration, and obtaining a false public document.

The trial began on October 28, 2024, and hearings have been taking place since then.

As of December 31, 2025, there were no changes to the process.

Proceeding 3 – 110016000101201800134 – Subscription of contract PMC - Foster Wheeler

This case is being brought against two former employees of the Refinería de Cartagena S.A.S., who formerly served as president and acting president, for the crime of entering a contract without complying with legal requirements.

 Following convictions in the first and second instances, an extraordinary appeal is currently pending before the Supreme Court of Justice.

On March 5, 2025, the Criminal Cassation Chamber of the Supreme Court of Justice declared the criminal action regarding the death of Orlando José Cabrales Martínez extinguished and, consequently, dismissed the proceedings against him for the crime of entering a contract without complying with legal requirements.

The case was returned to the court for the issuance of the corresponding decision regarding the appeal filed on behalf of Felipe Castilla Canales.

As of December 31, 2025, there were no changes in the process.

Proceeding 4 - 110016000000201702546 – Principle of opportunity

This proceeding has been initiated against a former employee of Refinería de Cartagena S.A.S. on charges related to crimes against the public administration and improper influence in the execution of contracts.

On November 21, 2025, Resolution No. 00561 established a one-year term for the extension of the suspension of criminal proceedings, effective from the date on which the supervisory judge formalizes the application of the principle of opportunity.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

23.5Details of contingent liabilities

The following is a summary of the main contingent liabilities that have not been recognized in the consolidated statement of financial position as, according to the evaluations made by internal and external advisors of the Ecopetrol Group, the expectation of loss is not probable as of December 31:

	2025		2024
	Number of	Amounts	Number of	Amounts
Type of process	processes	involved	processes	involved
Labor	527	87	667	105
Ordinary administrative	133	2,437	148	2,980
Constitutional	66	644	75	644
Civil	39	3	44	3
Penal	4	—	4	—
Arbitration	2	77	1	80
	771	3,248	939	3,812

23.6Details of contingent assets

The following is a breakdown of the Ecopetrol Group’s principal contingent assets, where the associated contingent gain is likely, but not virtually certain:

	2025		2024
	Number of	Amounts	Number of	Amounts
Type of process	processes	involved	processes	involved
Labor	583	23	526	1,847
Civil	364	38	311	1,075
Penal	189	38	159	36
Ordinary administrative	173	1,119	113	772
Constitutional	9	—	5	—
Arbitration	1	191	1	—
	1,319	1,409	1,115	3,730

24.Equity

24.1	Subscribed and paid–in capital

Ecopetrol S.A.’s authorized capital amounts to $36,540, and is comprised of 60,000,000,000 ordinary shares, of which 41,116,694,690 are outstanding and 18,883,305,310 are treasury shares. Of all outstanding shares, 11.51% (4,731,906,273 shares) are held privately and 88.49% (36,384,788,417 shares) held by the Colombian Government. The treasury shares amounts to $11,500 comprised of 18,883,305,310 shares. As of December 31, 2025 and 2024, subscribed and paid in capital amounts to COP$25,040 and there were no potentially dilutive financial instruments outstanding during the fiscal years ended December 31, 2025, 2024 and 2023.

24.2Additional paid–in capital

As of December 31, 2025 and 2024, additional paid in capital mainly corresponds to: (i) share premium from the Ecopetrol Group’s capitalization in 2007, for $4,458, (ii) share premium from the sale of shares awarded in the second capitalization, which took place in September 2011, of $2,118, iii) a $32 share premium from the placement of shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, and (iv) additional paid in capital receivables for ($143) Colombian pesos.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

24.3Equity reserves

The following is the composition of the Ecopetrol Group’s reserves as of December 31, 2025, and 2024:

	2025	2024
Legal reserve	13,148	11,654
Fiscal and statutory reserves	509	509
Other reserves(1)	16,635	11,993
	30,292	24,156

(1)The increase in other reserves is due to the General Shareholders’ Meeting of Ecopetrol S.A., held on March 28, 2025, approved the project for the distribution of profits for 2024 and defined to establish a discretionary reserve of $16,635 in order to provide support for financial sustainability and flexibility in the development of the Company’s strategy.

The movement of equity reserves is the following for the years ended December 31, 2025, and 2024:

	2025	2024
Opening balance	24,156	17,923
Release of reserves	(12,502)	(8,175)
Allocation to reserves	18,638	14,408
Closing balance	30,292	24,156

24.4Retained results and dividends

The Ecopetrol Group distributes dividends based on its financial statements prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The shareholders, in an Ordinary General Meeting of Shareholders held on March 28, 2025, approved the distribution of profits for the 2024 fiscal year and payment of ordinary dividends of $8,799 (2024: $12,829). The dividend paid on the shares corresponds to $214 COP (2024: $312 COP).

The shareholders approved the payment of dividends to minority shareholders in two equal installments on April 4 and April 29, 2025. On the other hand, the shareholders approved the payment of dividends to the majority shareholder in three installments, which were made on the following dates: i) April 4, 2025 for $2,200, ii) April 29, 2025 for $2,300 and iii) June 27, 2025 for $3,286.

Dividends were paid as follows:

	2025	2024	2023
Ecopetrol S.A.	8,784	12,804	2,747
Interconexión Eléctrica S.A. ESP	1,614	1,426	1,507
Oleoducto Central S.A. - Ocensa	833	852	809
Oleoducto de los Llanos Orientales S.A. - ODL	237	213	254
Invercolsa S.A.	182	201	171
Oleoducto de Colombia S.A. - ODC	67	69	83
Total	11,717	15,565	5,571

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

24.5Accumulated other comprehensive income attributable to owners of parent

The following is the composition of the accumulated other comprehensive income attributable to the shareholders of the parent, Ecopetrol S.A., net of tax:

	2025	2024	2023
Accumulated foreign currency translation	13,301	22,662	15,055
Hedge of a net investment in a foreign operation	(2,752)	(6,396)	(3,165)
Accumulated actuarial gain on defined benefit plans	(348)	(2,691)	(3,942)
Cash flow hedges for future exports	1,248	(1,578)	602
Cash flow hedge with derivative instruments	152	57	124
Others	151	(142)	—
	11,752	11,912	8,674

24.6Earnings per share

	2025		2024		2023
Profit attributable to Ecopetrol’s ordinary shareholders		10,488		13,841		21,061
Weighted average number of outstanding ordinary shares		41,116,694,690		41,116,694,690		41,116,694,690
Basic and diluted ordinary shares earnings per share (Colombian pesos)	COP $	255.1	COP $	336.6	COP $	512.2

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

25.Revenue from contracts with customers

	Year ended December 31
	2025	2024	2023
National sales
Mid–distillates (1)	26,792	28,672	32,606
Gasoline and turbo fuels (1)	16,044	17,804	23,129
Natural gas	3,439	4,096	4,358
Services	3,301	3,877	3,233
Energy transmission services (2)	3,266	3,226	2,770
Fuel gas service	1,363	1,083	989
Asphalts	912	794	938
Plastic and rubber	872	920	1,225
LPG and propane	512	631	762
Roads and construction services (2)	368	330	350
Polyethylene	304	329	314
Aromatics	160	247	298
Fuel oil	23	21	36
Crude oil	—	—	128
Other products	682	626	608
	58,038	62,656	71,744
Foreign sales
Crude oil	40,324	48,805	49,560
Roads and construction services (2)	6,402	5,465	4,761
Energy transmission services (2)	5,269	6,134	5,667
Fuel oil	3,491	3,920	4,029
Plastic and rubber	1,229	1,231	1,394
Diesel	696	1,203	4,097
LPG and propane	501	347	302
Cash flow hedges (3)	412	(345)	(468)
Natural gas	102	46	105
Gasoline and turbo fuels	70	360	193
Other products	3,160	3,508	1,805
	61,656	70,674	71,445
	119,694	133,330	143,189
(1)	Includes the compensation received from the application of Decree 180522 of March 29, 2010, and other standards that modify and add (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the mechanisms of settlement between importers of ordinary motor gasoline and diesel and the Fuel Price Stabilization Fund (FEPC, for its acronym in Spanish), and the methodology for calculating the net position, which can be positive or negative, as described on Note 4.17. As of December 31, 2025, the value recognized by price differential corresponds to $2,929 (2024: $7,525; 2023: $20,531). The balance of the trade receivable for this concept is detailed in Note 7.
(2)	It corresponds to the revenue related to the energy transmission contracts and toll roads concessions of Interconexión Eléctrica S.A. E.S.P.
(3)	Includes the result of hedging for future exports (Note 30.3) for $150 (2024: ($239)); (2023: ($480)) and operations with derivative financial instruments for $262 (2024: $(106); (2023: $11).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Sales by geographic areas

	Year ended December 31
	2025	%	2024	%	2023	%
Colombia	58,038	48.5%	62,656	47.0%	71,745	50.1%
United States	27,379	22.9%	27,094	20.3%	24,992	17.5%
China	7,708	6.4%	8,387	6.3%	13,944	9.7%
Brazil	6,977	5.8%	6,919	5.2%	5,444	3.8%
India	6,025	5.0%	8,900	6.7%	6,377	4.5%
Singapore and other Asian countries	5,925	5.0%	7,009	5.3%	8,520	6.0%
Peru	2,359	2.0%	2,330	1.7%	2,864	2.0%
Chile	2,208	1.8%	2,396	1.8%	2,322	1.6%
Other South America countries	1,961	1.6%	4,564	3.4%	1,594	1.1%
Central America and the Caribbean	691	0.6%	412	0.3%	2,637	1.8%
Europe	423	0.4%	2,663	2.0%	2,750	1.9%
	119,694	100.0%	133,330	100.0%	143,189	100.0%

Concentration of customers

During 2025, Organización Terpel S.A. represented 11% of sales for the year (2024 – 11% and 2023 – 8%); no other customer represented more than 10% of total sales. There is no risk of the Ecopetrol Group’s financial situation being affected by a potential loss of Organization Terpel S.A. as a client, which is located in Colombia. The commercial relationship with Organization Terpel S.A. is for the sale of refined products and transportation services.

Revenues from concession contracts

ISA, through its companies, promotes development in several countries through concessions acquired for the supplying of public energy transport services, services associated with the management of real time systems in Colombia and public road transport, through concessionaires in Chile, Panama and Colombia.

The ISA concessions contain the obligation to carry out major works and at the end of the concession to deliver the infrastructure assets to the grantors in optimal conditions. These major maintenance works are accounted for i) when the works are executed and ii) when the value of the outflow of resources is known.

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

The main concessions are the following:

Concessions in Colombia

Inteia S.A.S (before Sistemas Inteligentes en Red)

Through a business collaboration agreement entered into with UNE EPM Telecomunicaciones S.A. and Consorcio ITS, executes the addendum No. 5 of the Inter-administrative Agreement No. 5400000003 of 2006 with the Municipality of Medellín to “provide under the concession modality, the necessary technological infrastructure, the services for its modernization and optimization of the management of the administrative services of the Secretaría de Transporte y Tránsito of Medellín, through a complete solution of technology, information, communications and operation of the information and communications technology (ICT’s)”. As payment for such services, Intelligent Network Systems receives a portion of the penalty fees collected through the photodetection system within the municipality.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

This contract is within the scope of IFRIC 12 under the intangible model, considering the following aspect:

●	The Municipality of Medellín, as the grantor of the concession, controls the services provided by the concessionaire, including the corresponding infrastructure asset. The value of fines and the method of imposing them are determined at the national level.
●	The grantor controls, through ownership of the right of use of the infrastructure asset, any significant residual interest in the infrastructure asset at the end of its useful life, as established in the agreement. Upon termination of this agreement, all goods, equipment, technology, and software use licenses will be reverted to the Municipality of Medellin.

The concession ended on December 31, 2025.

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

This concession is within the scope of IFRIC 12 under the financial asset model for investment in construction (construction services). As compensation, the concessionaire receives: revenues from commercial exploitation, including toll collections, and payments from ANI, to the extent applicable. If the concessionaire does not achieve the expected revenue from toll collection, the grantor (ANI) will pay the concessionaire a collection differential in years 8, 13 and 18. Such collection differential has been contractually defined as the present value of toll collections for any given reference month. This revenue arrangement represents an unconditional contractual right to receive a specific and determinable amount of cash or other financial assets for the construction services provided.

As of December 31, 2025, the concession contract is in the operation and maintenance stage of all six functional units that comprise the project.

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

The concession contracts of ISA Energía Brasil and Taesa were analyzed and classified in the financial asset model. In accordance with IFRS 15 - Revenue from contracts with customers, a contract asset is recognized during construction.

The value of the contractual asset of the energy transmission concessions is equal to the present value of future cash flows, which are determined at the beginning of any given concession or renewal. Such future cash flows are revaluated periodically, in previously determined tariff review years.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

During the construction stage, the concessionaire has the right to receive consideration in accordance with progress made on construction of the network and the performance of its obligations, and not only in accordance with the time used for construction. Revenue is equivalent to the value of construction expenses plus a construction margin, as a result of the application of the pronouncement of the CVM (Brazilian Securities and Exchange Commission) on the accounting treatment for contract assets (CVM Official Communication 4/2020), which is in consistent with the requirements of IFRS 15 – Revenue from Contacts with Clients to recognize revenue.

Revenues from these concession assets generate taxes under the Social Integration Program and the Contribution for the Financing of Social Security (Cofins) program. These may be registered as deferred taxes (non-current liabilities).

Concessions in Chile

For the construction of road infrastructure in Chile, the Group may be remunerated in one or two ways: variable revenues, which may account for traffic risk (the variation of projected demand) or fixed revenue, that is, a guaranteed total amount subject to a revenue distribution mechanism or calculated at the present value of future cash flows. In the latter case, the total revenue is guaranteed at present value. Additionally, in some concession contracts other concepts are included, such as the minimum guaranteed revenue and subsidies (both in construction and in operation stages); both correspond to payments from the State, subject to specific compliance of conditions by the concessionaire.

The model applied to concessions in Chile will depend on whether revenue is guaranteed or not (whether it is subject to traffic risk or not) and whether it is enough to pay for the investment. On one hand, if the concession contract considers traffic risk, it is recognized according to IFRIC 12 as an intangible asset. This asset is amortized over the life of the concession operation. On the other hand, if the contract establishes income and compensation guarantee mechanisms, it is recognized as a financial asset. This financial asset is extinguished through payments received from road users, through the collection of tolls, or directly through payments from the Ministry of Public Works. Currently, ISA has road concessions in Chile applying the financial asset model.

Concessions in Panama

The road concession in Panama operates under a public-private partnership (PPP) model, as defined by Law 1 of January 5, 1984, amended by Law 21 of May 10, 2017, the PPP Law, and the PPP Regulations. This framework stems from the award of Public Tender No. 2024-0-09-0-99-AP-008446, issued by the Ministry of Public Works (MOP) through Resolution No. APP-001-2025 of January 10, 2025, whose objective is the “Rehabilitation, improvement, and maintenance of the Pan-American Road East to meet performance standards.”

This PPP contract for the Pan-American Road East is a service concession agreement, in which the grantor controls or regulates the services provided by the concessionaire, to whom they are provided, and at what price.

Since the contract meets the above criteria and includes an obligation to return the assets to the grantor, or the grantor retains any residual interest in the infrastructure, at the end of the concession term, it is accounted for according to IFRIC 12 Service Concession Arrangements. This also includes operation and maintenance services. Assets constructed to operate concessions where the grantor has no residual interest in the infrastructure asset and Ruta del Este has no obligation to return those infrastructure assets are accounted for under IAS 16. Service revenues are measured and recorded in accordance with IFRS 15 and IFRS 9, depending on the asset model.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The project will cover 246.2 km and will be called the Pan-American Road East. It extends from the community of Las Garzas, in the district of Pacora, municipality of Panama, and ends in the municipality of Yaviza, in the province of Darién. Among the communities along this road are: Las Garzas, Tanara, Unión de Azuero, Chepo, Cañita, El Llano, the Guna indigenous territory of Madungandí, Ipetí, Tortí, Cañazas, Agua Fría, Santa Fe, Metetí, Sansón, Canglón, and Yaviza. The Pan-American Road East’s primary importance lies in its role as the main axis connecting the various centers of attraction that generate local and interprovincial travel, as well as facilitating communication for the operation of different institutions and organizations involved in the comprehensive management of these areas. The project is currently in the pre-construction phase.

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

Concessions in Bolivia

Similar to concession contracts in Peru, concessions to provide public energy services in Bolivia do not guarantee the unconditional receipt of cash by the concessionaire. In these concession contracts, we assume the risk associated with the collection of amounts invoiced and may not be able to recover the entire value of the investment made. Additionally, the Bolivian State is not obliged to guarantee shortages, either due to the non-existence of demand or due to non-payment by any of the market agents; therefore, the grantor has no obligation to pay for the construction services received and, in this sense, the model applicable under IFRIC 12 is the intangible asset model.

Committed investments

ISA and its companies have committed investments of $25.5 trillion pending execution in the 2026-2030 period. These investments correspond to the balance pending execution of contracts already awarded, and to estimated needs for reinforcement and expansion of existing infrastructure and replacement of assets. These investments represent a strategic commitment to expand and modernize infrastructure, improve operational efficiency, and promote the adoption of sustainable technologies, increasing cash flow generation and the value of ISA for its shareholders.

The committed investments pending of execution for 2026-2030 period are distributed as follows: Projects awarded $19.9 trillion in energy transmission (78%), $3.2 trillion in construction and improvement businesses roads (13%), $1.6 trillion in energy solutions development (6%) and $0.8 trillion in telecommunications business development (3%). It includes projects such as:

●	Reinforcement and improvements for the existing network of ISA Brasil and subsidiaries for $2.2 trillion.
●	Investment in energy solutions in ISA Colombia for $1.6 trillion.
●	Project Conexión Kimal Lagunas of $1 trillion in ISA Energía Chile and $0.7 trillion in project Group 1 (Pico-Beta-Saya), in Peru.
●	Capital contributions of $1 trillion to Conexión Kimal Lo Aguirre in Chile and to TOCE CEPI energy transmission project in Peru.
●	Projection of investments related to the maintenance and optimization plan of existing assets for $0.8 trillion and investments in technological developments and headquarters conservation for $0.6 trillion.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The value of committed investments pending execution may vary, among other things, due to adjustments in the scope of the projects, equipment and material prices, and variations in macroeconomic estimates, such as exchange rates and price indexes.

26.Cost of sales

	Year ended December 31
	2025	2024	2023
Variable costs
Imported products (1)	18,637	20,528	24,204
Depreciation amortization and depletion	10,494	9,780	8,126
Purchases of crude	9,189	12,435	13,390
Purchases of hydrocarbons - ANH (2)	6,638	8,232	8,519
Electric energy	2,361	2,359	2,294
Process materials	1,994	1,559	1,564
Hydrocarbon transport services	1,846	1,729	1,587
Purchases of other products and natural gas	1,428	1,478	1,201
Gas royalties in cash	874	995	1,293
Contracted services in associations	319	338	284
Taxes and contributions	289	68	419
Others (3)	796	823	1,152
	54,865	60,324	64,033
Fixed costs
Maintenance	5,235	5,302	4,643
Depreciation and amortization	5,031	4,866	5,079
Labor costs	4,442	4,299	3,976
Construction cost	4,239	3,585	2,600
Services contracted	3,748	3,764	3,523
Taxes and contributions	1,456	1,171	1,123
Contracted services in associations	1,169	1,376	1,468
Materials and operating supplies	885	851	881
Hydrocarbon transport services	339	335	249
General costs	648	608	603
	27,192	26,157	24,145
	82,057	86,481	88,178
(1)	Imported products correspond mainly to mid-distillates, gasolines and thinner. The decrease occurred due to lower requirements due to greater operations in Barrancabermeja Refinery.
(2)	It corresponds to purchases of crude oil by the Ecopetrol Group from the National Hydrocarbons Agency derived from national production.
(3)	It includes i) the result of the process of valuation of inventories of crude oil and refining products, ii) measurement at net realizable value, and iii) other capitalizable charges to projects.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

27.Administrative, operative, and project expenses

	Year ended December 31
	2025	2024	2023
Administrative expenses
Labor expenses	2,248	2,194	2,029
General expenses	2,097	2,403	2,379
Depreciation and amortization	500	426	535
Taxes other than taxes on income	179	80	83
	5,024	5,103	5,026
Operations and project expenses
Commissions fees freights and services	1,433	1,685	1,683
Taxes other than taxes on income	1,320	819	839
Exploration costs (1)	952	1,770	2,089
Labor expenses	414	441	393
Fee for regulatory entities	228	219	288
Maintenance	171	173	108
Depreciation and amortization	82	125	72
Others	721	416	230
	5,321	5,648	5,702
(1)	As of December 31, 2024, exploration expenses mainly include: i) the disposals of the Papayuela y Buena Suerte wells and seismic work and studies at Ecopetrol S.A., ii) at Hocol S.A. exploration and seismic expenses mainly at Llano 100, SN-18, VIM8 y Upar and iii) the Pau Brasil well and exploration and seismic expenses at Ecopetrol Brasil.

28.Other operating income (expenses)

	Year ended December 31
	2025	2024	2023
Expense for legal provisions	(459)	(67)	(686)
(Loss) gain on sale of assets	(121)	(148)	121
Impairment loss of current assets (1)	(346)	(262)	(96)
Profit in business combinations and field reversal (2)	—	1,727	—
Other income	290	247	235
	(636)	1,497	(426)
(1)

It corresponds mainly to the impairment of 99% of the receivables of the client AIR-E S.A.S. E.S.P. in the companies ISA, Intercolombia, and Transelca; the intervention process of the client is the main indicator to determine that there is a high credit risk.

(2)

Includes the profit from: a) the acquisition of Repsol’s 45% of Block CPO-09 by Ecopetrol S.A. and the revaluation at fair value of the pre-existing 55% ($1,698,862), and b) the reversion of the San Jacinto field ($28).

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

29.Financial result

	Year ended December 31
	2025	2024	2023
Finance income
Yields and interests	1,246	1,627	1,884
Financial assets measured at fair value	504	74	329
Gain on remeasurement of derivatives	30	5	4
Other financial income	314	42	104
	2,094	1,748	2,321
Finance expenses
Interest (1)	(7,604)	(7,377)	(6,924)
Financial cost of other liabilities (2)	(2,556)	(2,466)	(2,197)
Financial assets measured at fair value	(294)	(31)	(246)
Other financial expenses	(327)	(445)	(1,017)
	(10,781)	(10,319)	(10,384)
Foreign exchange gain
Gain (loss) from exchange difference	159	52	2,398
	159	52	2,398
Financial result	(8,528)	(8,519)	(5,665)
(1)	As of December 31, 2025, interests on natural and environmental resources and property, plant, and equipment were capitalized for $895 (2024 $810).
(2)	Includes the financial expense for the update of the liability for cost of retirement obligation and the net interest on post-employment benefits and other long-term employee benefits.

30.Risk management

30.1Exchange rate risk

The Ecopetrol Group operates mainly in Colombia and makes sales in the local and international markets, for that reason, it is exposed to exchange rate risk.

As of December 31, 2025, the Colombian peso appreciated by 14.79%, rising from a closing rate of $4,409.15 on December 31, 2024, to $3,757.08 pesos per dollar. When the Colombian peso appreciates, export revenues, when converted to pesos, decrease, and imports and foreign debt service become less expensive.

The balance of financial assets and liabilities denominated in foreign currency for the years ended December 31 is presented in the following table:

(in USD$Million)	2025	2024
Cash and cash equivalents	544	650
Other financial assets	777	735
Trade receivables and payables, net	432	(495)
Loans and borrowings	(18,702)	(18,320)
Other assets and liabilities, net	(483)	117
Net liability position	(17,432)	(17,313)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Of the total net position, USD$(16,813) million correspond to net liabilities of companies with Colombian peso functional currency, of which USD$(17,348) million correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the exchange difference valuation of the remaining net assets for USD$535 million affects the statement of profit and loss. Likewise, USD$(619) million of the net position correspond to monetary assets and liabilities of Business Group companies with a functional currency other than the Colombian peso, whose valuation is recognized in the profit or loss statement.

30.2	Sensitivity analysis for exchange rate risk

The following is the effect of a change of 8% and 15% in the exchange rate of the Colombian peso as compared with the U.S. dollar, on the balance of financial assets and liabilities denominated in foreign currency as of December 31, 2025:

Scenario / Variation in	Effect on income	Effect in other
the exchange rates	before taxes +/–	comprehensive income +/–
8%	(25)	(5,214)
15%	(47)	(9,777)

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

Ecopetrol Group has designated part of its loans and borrowings (Note 20) denominated in US Dollars to hedge the exposure to future cashflows exports in USD. The following is the movement of this non-derivative hedging instrument designated in this hedge relationship:

(US$Million)	2025	2024
Hedging instrument at the beginning of the year	7,343	6,265
Reassignment of hedging instruments	1,316	1,200
Realization of exports	(1,316)	(1,207)
Designation of new hedge items	4	1,085
Hedging instrument at the end of the year	7,347	7,343

The following is the movement in accumulated other comprehensive income for the years ended December 31, 2025, 2024 and 2023:

	2025	2024	2023
Opening balance	1,578	(602)	2,474
Exchange difference	(4,737)	3,898	(5,195)
Reclassification to profit or loss (Note 25)	150	(239)	(480)
Ineffectiveness reclassified to profit and loss	(14)	(7)	(25)
Deferred income tax (Note 10)	1,775	(1,472)	2,624
Closing balance	(1,248)	1,578	(602)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The expected reclassification of the cumulative exchange difference from other comprehensive income to the profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2026	1,076	(418)	658
2027	193	(73)	120
2028	193	(73)	120
2029	193	(73)	120
2030	140	(53)	87
2031	114	(43)	71
2032	114	(43)	71
2033	4	(3)	1
	2,027	(779)	1,248

30.4Hedge of a net investment in a foreign operation

The Board of Directors approved the application of net investment hedge accounting from June 8, 2016. The measure is intended to reduce the volatility of non–operating income due to exchange rate variations. The net investment hedge will be applied on a portion of the Ecopetrol Group’s investments in foreign operations, in this case on investments in subsidiaries which have the U.S. dollar as their functional currency, using a portion of the Ecopetrol Group’s U.S. dollar denominated debt as the hedging instrument.

As of December 31, 2025, the total hedged balance is USD$10,001 million, which includes: i) Ecopetrol S.A. USD$9,671 million and ii) ISA Colombia for USD$330 million in net investment coverage on investments in the companies ISA REP, ISA Perú, Consorcio Transmantaro and Proyectos de Infraestructura del Perú.

The following is the movement in accumulated other comprehensive income attributable to owners of parent:

	2025	2024	2023
Opening balance	6,467	3,141	9,354
Exchange difference	(6,642)	6,305	(8,973)
Deferred income tax (Note 10)	2,893	(2,979)	2,760
Closing balance	2,718	6,467	3,141

30.5Hedging with financial derivatives to mitigate exchange rate and interest rate risk

The ISA Group and Oleoducto Central S.A. have hedges with derivative financial instruments – CCS (Cross Currency Swaps) and nondelivery forward to hedge exchange rates. These hedges are recognized as cash flow hedges.

Company	Derivative instrument	2025	2024
Intervial Chile (1)	Cross currency swap	37	36
ISA CTEP	Cross currency swap	(2)	223
(1)

As of December 2025, it corresponds to a cross-currency swap ISA Intervial, which belongs to the toll roads segment in Chile. This derivative contract was signed in May 2021 with Itaú Corpbanca, to exchange the flows of debt contracted in Chilean pesos to Unidades de Fomento (UF).

30.6Commodity price risk

The price risk of raw materials is associated with the Ecopetrol Group’s operations, both exports and imports of crude oil, natural gas, and refined products. To mitigate this risk, the Ecopetrol Group has implemented hedges to partially protect the results from price fluctuations, considering that part of the financial exposure under contracts for the purchase of crude oil and refined products depends on the international oil prices.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The risk of such exposure is partially hedged in a natural way, as an integrated Business Group (with operations in the exploration and production, transportation and logistics and refining segments) and carries out both crude exports at international market prices and sales of refined products at prices correlated with international prices.

The Ecopetrol Group has a policy for the execution of hedges and implemented processes, procedures, and controls for their management:

●	The main purpose of the strategic hedging program is to protect the separate and consolidated financial statements against the volatility of market variables in each year, protect income and thus cash flow. Hedging plan has been executed to protect the cash and cash equivalents against low price scenarios below the budget base price, in this sense, put options were purchased.
●	On the other hand, tactical hedges allow capturing value in trading operations and Asset Backed Trading (ABT), mitigating the market risk of specific operations. In the trading activity, the commitments in spot and forward physical contracts imply an exposure to commodity price risk, particularly the risk associated with the volatility of the price of crude oil and refined products. Although said exposure is part of the natural risk of the production, refining and marketing activity carried out by the Ecopetrol Group, sometimes marketing, to maximize value capture, can concentrate risk exposure in terms of term and/or or indicator that differs from the Ecopetrol Group’s natural price risk profile.

As of the date of this report, the Ecopetrol Group holds positions in: Brent $48 put options and TRM collars $33. These derivative transactions are accounted for under cash flow hedge accounting.

30.7	Credit risk

Credit risk is the risk that the Ecopetrol Group may suffer financial losses because of default of: (a) payments by its clients for the sale of crude oil, gas, products, or services; (b) financial institutions in which it keeps investments, or (c) by counterparties with which it has contracted financial instruments.

Credit risk related to customers

In the process of selling crude oil, natural gas, refined products, and petrochemicals, and in providing transportation, power transmission, infrastructure, and telecommunications services, the Ecopetrol Group may be exposed to credit risk, which corresponds to the expected loss resulting from a customer’s failure to meet its payment obligations. The Group has implemented mechanisms and procedures designed to minimize the likelihood of such risks materializing, thereby safeguarding the Ecopetrol Group’s cash flow.

The Ecopetrol Group performs a continuous analysis of the financial strength of its counterparties under a simplified model (Note 4.1), by classifying them according to their risk level and financial guarantees in the event of a default of payments. Similarly, the Group continuously monitors national and international market conditions for early alerts of major changes that may have an impact on the timely payment of obligations from customers.

The Ecopetrol Group performs administrative and legal actions required to recover amounts past due and charges interest from customers that fail to comply with payment policies.

An aging analysis of the accounts receivable portfolio in arrears, but not impaired, as of December 31, 2025, and 2024 is as follows:

	2025	2024
Less than 3 months overdue	109	178
Between 3 and 6 months overdue	88	15
More than 6 months overdue	307	65
	504	258

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

In addition, the Ecopetrol Group may also invest in securities issued or guaranteed by the United States of America or Colombia governments, without regard to the ratings assigned to such securities. In Ecopetrol Group’s Colombian Peso portfolio, it must invest the cash excess in fixed–income securities of issuers rated AAA in the long term, and F1+/BRC1+ in the short term (local scale) by Fitch Ratings Colombia or BRC Standard & Poor’s. Likewise, the Ecopetrol Group may also invest in securities issued or guaranteed by the National Government of Colombia without qualification restrictions.

To diversify the risk in the Colombian Peso portfolio, the Ecopetrol Group does not invest more than 10% of the cash excess in one specific issuer. In the case of the U.S. dollar portfolio, the Ecopetrol Group does not invest more than 5% of the cash excess in one specific issuer in the short term (up to one year), or 1% in the long term.

The credit rating of issuers and counterparties in transactions involving financial instruments is disclosed in Note 6 – Cash and cash equivalents, Note 9 – Other financial assets, and Note 22.2 – Plan assets.

30.8	Interest rate risk

Interest rate risk arises from Ecopetrol’s exposure to changes in interest rates because the Ecopetrol Group has investments in fixed and floating–rate instruments and has issued floating rate debt linked to SOFT, DTF, and CPI interest rates. Thus, interest rate volatility may affect the fair value and cash flows of the Group’s investments and the financial expense of floating rate loans and financing.

As of December 31, 2025, 31.11% (2024, 28.91% and 2023, 31.02%) of the Ecopetrol Group’s indebtedness is linked to floating interest rates. As a result, if market interest rates rise, financing expenses will increase, which could have an adverse effect on the results of operations.

The Ecopetrol Group controls the exposure to interest rate risk by establishing limits to the portfolio duration, Value at Risk – VAR and tracking error.

Autonomous equities linked to the Ecopetrol Group’s pension obligations are also exposed to changes in interest rate, as they include fixed and floating rate instruments that are recognized according to the market. Colombian regulation for pension funds, as stipulated in the Decree 941 of 2002 and Decree 1861 of 2012, indicates that they must follow the same regime as the regular obligatory pension funds in their moderate portfolio.

The following table provides information about the sensitivity of the Ecopetrol Group’s results and other comprehensive income for the next 12 months to variations in interest rate of 100 basis points:

			Effect on Other
	Effect on profit or loss (+/–)		Comprehensive Income (+/–)
	Financial	Financial
	Assets *	Liabilities	Plan Assets
+100 basis points	(1,073)	147	(412)
–100 basis points	1,074	(153)	412
(*)	This sensitivity was executed for portfolios of Ecopetrol S.A. and Black Gold Re. These are the most relevant of the Ecopetrol Group.

A sensitivity analysis of discount rates on pension plan assets and liabilities is disclosed in Note 22 – Provisions for employees’ benefits.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

30.9Liquidity risk

The ability to access credit and capital markets to obtain resources for the investment plan execution for the Ecopetrol Group may be limited due to adverse changes in market conditions. A global financial crisis could worsen risk perception in emerging markets.

Events that could affect the political and regional environment of Colombia may make it difficult for our subsidiaries to access the capital markets. These conditions, together with potential significant losses in the financial services sector and changes in credit risk assessments, may make it difficult to obtain resources on favorable terms. As a result, the Ecopetrol Group may be forced to review the conditions of the investment plan, or access financial markets under unfavorable terms, thereby negatively affecting the Ecopetrol Group’s results of operations and financial results.

Liquidity risk is managed in accordance with the Ecopetrol Group’s policies aimed at ensuring that enough cash flows to comply with the Ecopetrol Group’s financial commitments within the established dates and with no additional costs. The main method for the measurement and monitoring of liquidity is cash flow forecasting.

The following is a summary of the maturity of financial liabilities as of December 31, 2025. The amounts disclosed in the table are the contractual undiscounted cash flows. The payments in foreign currency were restated taking a constant exchange rate of COP$3,757.08 per U.S. dollar:

	Up to 1 year	1–5 years	5–10 years	> 10 years	Total
Loans (payment of principal and interest)	9,494	62,582	41,826	34,313	148,215
Trade and other payables	15,759	—	—	—	15,759
	25,253	62,582	41,826	34,313	163,974

30.10Risk and opportunities related to climate (Unaudited)

The Group carries out two types of analysis for climate-related risks and opportunities. The first seeks to adapt the business strategy to the energy transition and the other focuses on climate scenarios to identify the level of risk.

●

Physical risks: They are related to the exposure and vulnerability of the Ecopetrol Group to the impacts of climate change and climate variability, which could affect operational continuity and increase the exposure of assets to possible damage and loss. Physical risks are classified as acute and chronic.

o

Acute risks are those caused by extreme weather events, the frequency and intensity of which have been increasing due to the gradual rise in global temperature. In Colombia, they are mainly reflected in the occurrence of the climate variability phenomenon “El Niño” and its opposite phase “La Niña”. These conditions could result in, among others, water shortages, heat waves, floods and fires.

o

Chronic risks, arising from a sustained medium- and long-term change in climate conditions, which for the Ecopetrol Group can be reflected in rising sea levels, thermal overload and droughts beyond 2050.

The physical risk analysis considered the following climate change scenarios from the Intergovernmental Panel on Climate Change (IPCC), with a horizon up to 2100, inclusive: (i) Aligned with the objective of the Paris Agreement (SSP / RCP 2.6), (ii) Peak emissions in 2040 (SSP2 / RCP4.5), and (iii) ‘Business as Usual’ (SSP5 / RCP8.5). Under these scenarios, seven (7) chronic (drought and thermal stress) and acute (precipitation, coastal and river flooding, fires and winds) threats were evaluated at 95 points associated with the main assets of the Ecopetrol Group. The results must provide an additional local-scale analysis, prioritizing the assets with the greatest exposure and vulnerability in the long term.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

●

Transition risk: They are related to the challenges that the Ecopetrol Group has identified to transition towards a low-carbon, sustainable and competitive operation. The Ecopetrol Group carried out a prioritization of transition risks, identifying the following:

o

Regulatory risk, associated with regulatory changes that may directly affect the Ecopetrol Group in the short and medium term. Notable regulatory changes include the following: (i) new requirements for environmental license applications, license modifications, or minor changes to production and exploration, associated with the quantification of GHG emissions, mitigation actions, vulnerability and climate risk analysis, and adaptation actions, within the framework of the Comprehensive Corporate Climate Change Management Plan (PIGCCe), (ii) stricter regulatory requirements for the detection and repair of gas leaks, flaring, and venting, (iii) limitations on the use of offsets to meet decarbonization targets, (iv) new requirements for the validation and verification of reduction projects and their registration in the National Registry of GHG Emission Reductions (RENARE), (v) launch of the National Program for Tradable Emission Allowances (PNCTE), similar to an Emissions Trading System, in which emission allowances would be allocated. This program is currently in the design and development phase of its regulatory framework and is scheduled to begin in 2025 with full implementation by 2030.

o	Legal risk, associated with the negative reactions and lawsuits against the climate action of the Ecopetrol Group.
o	Risk of assets trapped in the traditional business of hydrocarbon production, transportation, and refining, considering factors such as fuel demand prospects and asset profit horizons.
o

Market risk, related to the change in preferences in the use of low-carbon products in the long term, which implies a risk for the Ecopetrol Group of not being able to meet market demand and of not advancing effectively in the development of these products.

o

Reputational risk, associated with the impossibility of responding in a timely way to the expectations and demands of investors and other interest groups to establish ambitious objectives regarding climate change, which would affect the image and brand of the Ecopetrol Group.

o	Technological risk, associated with the negative effects on the profitability of the business if there is no preparation and capacity to adapt to new technologies because of the transition process.

To manage the identified risks, the Ecopetrol Group defined as business risks: “Inadequate response to challenges associated with climate change, water, and biodiversity,” which relates to the company’s exposure to negative impacts due to its limited capacity to respond in a timely, efficient, and effective manner to commitments, obligations, and expectations regarding climate change, water, and biodiversity; and “Low-emission businesses that do not generate the expected value in light of the energy transition,” which relates to the Ecopetrol Group’s exposure to negative impacts due to failures to deliver on the value proposition and meet the energy transition goals of the business lines that are part of the energy transition portfolio, related to: i) power transmission and infrastructure, ii) low-emission businesses, and iii) Gas and LPG supply.

These business risks include mitigation actions, Key Risk Indicators (KRIs), and controls to effectively manage the causes and mitigate the materialization of the risk.

As of December 31, 2025, no events related to the risks previously identified by the Ecopetrol Group materialized.

Ecopetrol has developed three energy transition scenarios designed to serve as a robust, unified framework that enables the Ecopetrol Group (GE) to anticipate and understand the challenges and opportunities of the energy transition:

o	Climate Alignment (1.7°–1.8°C): A transition toward low-emission economies that aligns governments and institutions around climate change. Additionally, developed countries achieve Net-Zero, while other countries follow a slower path. This is insufficient to achieve the global Net-Zero ambition (1.5°C).
o	Energy Equilibrium (1.9° – 2.3°C): Fundamental changes in governments, markets, and society set in motion a long-term energy transition; the debate continues between prioritizing energy security and accelerating the transition.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

o	Climate Divergence (2.5° – 2.8°C): Divergent interests in decarbonization despite changes in policy, regulation, and markets. Global public policy decisions are insufficient to close the climate ambition gap.

The Ecopetrol Group considers it important to compare three possible scenarios. Although the first and third scenarios do not reflect the Group’s baseline vision, it is necessary to compare other possible perspectives on the global energy transition. Based on the strategic vision for 2040, the Ecopetrol Group considers the second scenario to be the most likely and aligned with situations in which the energy future will be led by a gradual energy transition, which involves the additional use of low-emission energy sources without eliminating the existence and use of conventional energy within the energy mix.

In this regard, climate-related opportunities stem from risk analysis, the review of energy transition scenarios, and alignment with corporate strategy. In the process of identifying and evaluating opportunities, the Ecopetrol Group monitors and assesses the energy market and the business environment. Opportunities have been identified related to the diversification of traditional business, diversification into sustainable businesses, energy efficiency, and renewable energy.

o	Diversification of the traditional business: The Ecopetrol Group has identified opportunities to make its hydrocarbons business more resilient by capitalizing on the prospects for natural gas, the need for logistics and transportation for other types of fuels and energy sources, and the growing demand for more sustainable petrochemical products.
o	Diversification into sustainable businesses: Given that demand for solutions and services in this area will increase in the coming decades, the Ecopetrol Group identifies, within its “Growing with the Energy Transition” pillar, the potential for EBITDA generation in the following business lines: Transmission, roads, and telecommunications (through ISA) and Energies for the Transition (primarily natural gas, hydrogen, and CCUS).
o	Energy efficiency: As one of Colombia’s largest energy consumers, accounting for one-tenth of the country’s consumption, the Ecopetrol Group is committed to a Just Energy Transition. This leads the Ecopetrol Group to serve as a model for optimizing consumption as a key lever in addressing climate change.
o	Renewable energy: This is one of the Ecopetrol Group’s strategic levers. The Ecopetrol Group expects to have an installed capacity of 30% to 40% of the Ecopetrol Group’s total capacity associated with this type of energy, including solar, wind, biomass, and hydro.

30.11Capital management

The main objective of the capital management of the Ecopetrol Group is to ensure a financial structure that optimizes the cost of capital, maximizes the rate of return to its shareholders and allows access to financial markets at a competitive cost to cover financial needs.

The following is the leverage ratio as of December 31:

	2025	2024
Loans and borrowings (Note 20)	109,200	119,965
Cash and cash equivalents (Note 6)	(10,694)	(14,054)
Other financial assets (Note 9)	(3,296)	(5,240)
Net financial debt	95,210	100,671
Equity (Note 24)	106,739	105,913
Leverage (1)	47.15%	48.73%
(1)	Net financial debt / (Net financial debt + Equity)

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

31.Related parties

Balances with associates and joint ventures as of December 31, 2025 and 2024 are as follows:

	Trade and	Trade and	Trade and
	other	other receivables	other	Loans and	Other
	receivables	– Loans	payables	borrowings (1)	liabilities
Joint Ventures
Equion Energía Limited	—	—	—	728	1
Ecodiesel Colombia S.A.	3	—	45	—	—
Interligação Elétrica do Madeira S.A.	35	—	—	—	—
Interligação Elétrica Garanhuns S.A.	10	—	—	—	—
Interligação Elétrica Ivaí S.A.	40	2	—	—	—
Transmissora Aliança de Energia Elétrica S.A.	36	—	—	—	—
Consorcio Eléctrico Yapay	—	14	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	531	—	—	—
Associates
Gases del Caribe S.A. E.S.P.	—	—	4	—	—
Extrucol S.A.	—	—	1	—	—
Balance as of December 31, 2025	124	547	50	728	1
Current	124	16	50	728	1
Non–current	—	531	—	—	—
	124	547	50	728	1
	(Note 7)	(Note 7)	(Note 21)	(Note 20)

	Trade and	Trade and	Trade and
	other	other receivables	other	Loans and
	receivables	– Loans	payables	borrowings (1)
Joint Ventures
Equion Energía Limited	—	—	1	829
Ecodiesel Colombia S.A.	5	—	59	—
Interligação Elétrica do Madeira S.A.	37	—	—	—
Interligação Elétrica Garanhuns S.A.	10	—	—	—
Interligação Elétrica Paraguaçu S.A.	22	—	—	—
Interligação Elétrica Aimorés S.A.	13	—	—	—
Interligação Elétrica Ivaí S.A.	17	2	—	—
Transmissora Aliança de Energia Elétrica S.A.	55	—	—	—
Consorcio Eléctrico Yapay	—	3	—	—
Conexión Kimal Lo Aguirre S.A.	—	347	—	—
Associates
Gases del Caribe S.A. E.S.P.	—	—	4	—
E2 Energía Eficiente S.A. E.S.P.	3	—	1	—
Balance as of December 31, 2024	162	352	65	829
Current	162	5	65	829
Non–current	—	347	—	—
	162	352	65	829
	(Note 7)	(Note 7)	(Note 21)	(Note 20)

Loans:

(1)	Resource deposited by Equion in Ecopetrol Capital AG.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The main transactions with related parties are detailed as follows:

	Year ended December 31
	2025		2024		2023
		Cost of sales		Cost of sales		Cost of sales
		- Purchases		- Purchases		- Purchases
	Sales	and others	Sales	and others	Sales	and others
Joint Ventures
Equion Energy Limited	—	40	—	43	—	3
Ecodiesel Colombia S.A.	41	567	39	516	25	541
	41	607	39	559	25	544
Associates
Gases del Caribe S.A. E.S.P.	—	16	—	34	—	—
Gas Natural del Oriente S.A. E.S.P.	—	—	—	5	—	40
Extrucol S.A.	—	3	—	5	—	4
E2 Energía Eficiente S.A. E.S.P.	32	2	85	4	91	3
	32	21	85	48	91	47
	73	628	124	607	116	591

31.1Directors and key management personnel

In accordance with the approval given by the shareholders on its meeting held in 2012, which was recorded in Minute No. 026, the directors’ fees for attending the meetings of the Board of Directors and / or the committees increase from four to six legal monthly minimum legal monthly salaries in force.

On the other hand, in the General Shareholders Meeting held in 2018, the amendment of the Corporate Bylaws that appears in Minute No. 036 was approved, by virtue of which, the fourth paragraph of article 23 was eliminated that made the differentiation between the fees for face-to-face and non-face-to-face meetings. The members of the Board of Directors do not have any kind of variable remuneration. The amount paid in 2025 for fees to members of the Board of Directors amounted to $4 (2024 - $6).

The total compensation paid to Executive Officers and Senior Managers as of December 31, 2025, amounted to $33 (2024 – $23). Executive Officers and Senior Managers are not eligible to receive pension and retirement benefits.

Germán González – Vice-president of Corporate Affairs is the only one of the key directors of management that owns shares of Ecopetrol S.A. As of December 31, 2025, none of the key directors of management, including Germán González, owned shares of Ecopetrol S.A., that exceeded 1% of the outstanding shares of the Company.

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

Since 2016, the entities that manage the resources were: Fiduciaria Bancolombia, Fiduciaria de Occidente, and Consorcio Ecopetrol PACC (formed by Fiduciaria La Previsora, Fiduciaria Bancoldex, Fiduagraria, and Fiduciaria Central). These fiduciaries managed the pension resources for a period of seven years (2016-2023) and as compensation they received a remuneration with fixed and variable components, the latter were settled on the gross returns of the portfolios and and a success fee for the manager with the best profitability and risk/return ratio.

Starting in 2022, and after a rigorous selection and asset allocation process, the new administrators of the Pension Liabilities until December 2028 are: BBVA Asset Management, Fiduciaria Bogotá and the Ecopetrol PACC 2021 Consortium made up of Fiduciaria La Previsora, Fiduciaria Bancoldex, Fiduagraria, and Fiduciaria Central.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

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

In accordance with the provisions of numeral 10 of Article 3 of Decree 714 of 2012, the National Hydrocarbons Agency (ANH, for its acronym in Spanish) has entered into a legal agreement with Ecopetrol S.A. for the purchase and sale of crude oil royalties generated by certain oil-producing fields in the country. These royalties are delivered in kind, and their prices are calculated according to a predetermined formula that reflects the sales prices, adjusted for API (American Petroleum Institute) gravity, sulfur content, and transportation costs to export ports or to the Barrancabermeja and/or Cartagena refineries. The Purchase and Sale Agreement between the ANH and Ecopetrol is in effect from July 1, 2023 to June 30, 2026.

For the period between January 2025 and December 2025, Ecopetrol Group purchased 31.32 million barrels of crude oil from the ANH corresponding to royalties and economic rights paid in kind by oil producers in Colombia.

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

(c)          National Tax and Customs Direction

The Ecopetrol Group, just like any other company in Colombia, has tax obligations that it must comply with and does not have any other kind of association or commercial relationship with the National Tax and Customs Direction of Colombia.

(d)          Comptroller General of the Republic

The Group, just like any other state entity in Colombia, is obliged to comply with the requirements set out by the Comptroller General of the Republic and make an annual payment to this entity on account of a maintenance fee. The Ecopetrol Group does not have any other kind of association or commercial relationship with this entity.

32.Joint operations

The Ecopetrol Group carries out exploration and production operations through Exploration and Production (E&P) Contracts, Technical Evaluation (TEA) Contracts and Agreements signed with the ANH, as well as through Partnership Contracts and other types of contracts.

Ecopetrol Group is into association contracts introduced by Decree 2310 of 1974, as amended, between private companies and Ecopetrol between 1975 and 2003. Through an association contract, Ecopetrol partners with a petroleum company or a consortium to explore and, upon successful discovery, exploit the found oil and gas resources. An operator is defined among them or hired as a third party.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

On the other hand, Ecopetrol Group also entered in incremental production contracts to obtain additional hydrocarbon production beyond a base production curve that is established based on the proven reserves of a specific field or well, originating from contracts entered into by Ecopetrol with third parties or from projects undertaken by Ecopetrol. This incremental production results from new investments to increase the recovery factor of reservoirs or to add new reserves.

The main joint operations in 2025 are as follows:

32.1Contracts in which the Ecopetrol Group is not the operator

			%	Geographic area of
Partners	Contract	Type	Participation	operations
	Chipirón		30%+Production Factor (1)
SierraCol Energy Arauca, LLC	Cosecha	Production	30%	Colombia
	Cravo Norte		55%+High Prices of Oil
	Rondón		65%
Frontera Energy Colombia Corp	Quifa	Production	40%+PAP	Colombia
Hocol S.A.	Guajira	Production	57%	Colombia
Union Temporal Ismocol Joshi Parko	CPI Palagua	Production	100% According amendment number 5	Colombia (Puerto Boyacá – Santander)
	LLA-122
Parex Resources Colombia LTD	LLA-121	Exploration	50%	Colombia (Piedemonte Central)
	LLA-4-1
	E&P COL 1
Anadarko Colombia Company (OXY)	E&P COL 2	Exploration	40%	Offshore North Caribe
	E&P COL 6
	E&P COL 7
Petrobras	E&E GUA OFF-0	Exploration	55.56%	Offshore North Caribe
	Mana
Interoil Colombia	Rio Opia	Production	30%	Colombia
	Ambrosia
	Llanos 86
	Llanos 87
Geopark Colombia SAS	Llanos 104	Exploration	50%	Colombia
	Llanos 123
	Llanos 124
	SSJN1	Production
	Perdices
Lewis Energy Colombia	VIM-42	Exploration	50%	Colombia
	SSJN3-1
Perenco Oil & Gas	El Guando	Production	75%	Colombia
	El Niño		40%
Quarter North Energy	Gunflint	Production	32%	Gulf of Mexico
Murphy Exploration and Production Company – USA	Dalmatian	Production	30%	Gulf of Mexico
OXY (Anadarko) - K2	K2	Production	21%	Gulf of Mexico
HESS	ESOX	Production	21%	Gulf of Mexico
	S-M-1707
	S-M-1715
	S-M-1717
	S-M-1719
	S-M-1709
	S-M-1908
Shell	S-M-1601	Exploration	30%	Brazil
	S-M-1713
	S-M-1817
	S-M-1599
	S-M-1910
	Sul de Gato do Mato
	BM-S-54
BP Energy	Pau Brasil	Exploration	20%	Brazil
Occidental Midland Basin, LLC (Oxy)	Rodeo Midland Basin	Production	49%	Midland, Texas, USA
	Delaware Basin			Delaware, TX/NM, USA
PC Carigali Mexico Operation S.A.	Bloque 6	Exploration	50%	Gulf of Mexico
(1)	The R Factor is a contractual mechanism defined as the ratio between accumulated net revenues and accumulated costs/investments of a field.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

32.2Contracts in which the Ecopetrol Group is the operator

			%	Geographic area of
Partners	Contract	Type	Participation	operations
	VMM29
ExxonMobil Exploration Colombia	CR2	Exploration	50%	Colombia
	C62
CPVEN E&P Corp Sucursal Colombia	VMM32	Exploration	51%	Colombia
Repsol Exploration Colombia S.A.	Catleya	Exploration	50%	Colombia
Emerald Energy PLC Suc. Colombia	Cardon	Exploration	50%	Colombia
	ORC401 CRC-2004-01	Exploration	50%
	OJANOM
Parex Resourses Colombia Ltd.	OJAOCN	Production	100%	Colombia
	OJAORM
	OJASUM
SierraCol Energy Arauca	La Cira Infantas	Production	52%+PAP	Colombia
	Teca		100% Basic y 60% incremental
Emerald Energy	Oleoducto Alto Magdalena	Production	45%	Colombia
Colombia Energy Development CO	Rio Paez	Production	68%	Colombia
Ecopetrol	Asociación Guajira	Production	43%	Colombia
Perenco Oil and Gas	Asociación Boqueron	Production	40%	Colombia
Ecopetrol	San Jacinto	Production	50%	Colombia
Ecopetrol	San Jacinto (Mandato)	Production	0%	Colombia

Ecopetrol Group acquires investment commitments upon receipt of the exploration and/or exploitation rights of a particular area determined by competent authority. As of December 31, 2025, investment commitments with the ANH reach USD $452 million (2024 - USD $469 million).

Ecopetrol Permian LLC has commitments related to business plan in the Midland Basin in accordance with the agreement governing the operations of Rodeo Midland Basin LLC, which may be amended annually by the members of the agreement, as well as commitments arising from the development plan of the Delaware Basin through annual plan authorizations and authorizations for expenditure (AFEs). Ecopetrol America LLC has commitments arising from joint operations in the Gulf of Mexico through project-related authorizations for expenditure (AFEs).

33.Business segment information

A description of the Ecopetrol Group’s business segments is in Note 4.20 – Business segment information.

The segmented information used by the Board of Directors, the highest strategic and operational decision-making body for these business segments, is prepared in accordance with our internal reporting policies, which follow the guidelines provided by IFRS. The performance of the business segments is based primarily on an analysis of income, costs, expenses, and results for the year generated by each business segment which are regularly monitored.

The information disclosed in each business segment is presented net of transactions between the Ecopetrol Group companies.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

33.1Net profit by operating segment

Below are the measures of profit or loss by business segment for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31, 2025
				Energy
				Transmission
	Exploration		Transport	and Toll
	and	Refining and	and	Roads
	Production	Petrochemicals	Logistics	Concessions	Inter-segments	Total
Third–party sales	44,828	56,195	2,642	16,029	—	119,694
Inter–segment sales	26,224	8,504	12,695	4	(47,427)	—
Sales from contracts with customers	71,052	64,699	15,337	16,033	(47,427)	119,694
Cost of sales	(53,950)	(62,805)	(4,322)	(7,892)	46,912	(82,057)
Gross profit	17,102	1,894	11,015	8,141	(515)	37,637

Administrative expenses	(2,584)	(857)	(680)	(1,287)	384	(5,024)
Operation and project expenses	(3,222)	(1,722)	(561)	—	184	(5,321)
Impairment (loss) reversal of non–current assets	(325)	—	346	2	—	23
Other operating (expenses) income net	(150)	(126)	15	(364)	(11)	(636)
Operating income	10,821	(811)	10,135	6,492	42	26,679
Financial results
Financial income	1,552	113	184	706	(461)	2,094
Financial expenses	(5,281)	(1,529)	(345)	(4,046)	420	(10,781)
Foreign exchange (loss) gain	(77)	381	(194)	49	—	159
	(3,806)	(1,035)	(355)	(3,291)	(41)	(8,528)
Share of profits of associates and joint ventures	21	194	—	495	—	710
Profit before income tax expense	7,036	(1,652)	9,780	3,696	1	18,861
Income tax expense	(1,785)	1,431	(3,368)	(695)	—	(4,417)
Net profit (loss) for the year	5,251	(221)	6,412	3,001	1	14,444
Net profit (loss) for the year attributable to:
Owners of parent	5,338	(419)	5,118	449	2	10,488
Non–controlling interest	(87)	198	1,294	2,552	(1)	3,956
	5,251	(221)	6,412	3,001	1	14,444
Supplementary information
Depreciation, depletion and amortization	11,149	2,149	1,361	1,448	—	16,107

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

	For the year ended December 31, 2024
				Energy
				Transmission
				and Toll
	Exploration	Refining and	Transport and	Roads
	and Production	Petrochemicals	Logistics	Concessions	Inter-segments	Total
Third–party sales	52,560	62,251	2,716	15,803	—	133,330
Inter–segment sales	28,528	6,969	12,418	3	(47,918)	—
Sales from contracts with customers	81,088	69,220	15,134	15,806	(47,918)	133,330
Cost of sales	(54,864)	(67,718)	(4,378)	(6,952)	47,431	(86,481)
Gross profit	26,224	1,502	10,756	8,854	(487)	46,849

Administrative expenses	(2,665)	(959)	(718)	(1,151)	390	(5,103)
Operation and project expenses	(3,843)	(1,457)	(553)	—	205	(5,648)
Impairment (loss) reversal of non–current assets	(480)	1,266	127	(46)	—	867
Other operating (expenses) income net	1,583	22	(18)	(2)	(88)	1,497
Operating income	20,819	374	9,594	7,655	20	38,462
Financial results
Financial income	1,121	167	240	721	(501)	1,748
Financial expenses	(5,037)	(1,679)	(326)	(3,767)	490	(10,319)
Foreign exchange (loss) gain	(30)	(177)	299	(40)	—	52
	(3,946)	(1,689)	213	(3,086)	(11)	(8,519)
Share of profits of associates and joint ventures	30	194	—	540	—	764
Profit before income tax expense	16,903	(1,121)	9,807	5,109	9	30,707
Income tax expense	(7,826)	(89)	(3,486)	(807)	—	(12,208)
Net profit (loss) for the year	9,077	(1,210)	6,321	4,302	9	18,499
Net profit (loss) for the year attributable to:
Owners of parent	9,163	(1,408)	5,111	966	9	13,841
Non–controlling interest	(86)	198	1,210	3,336	—	4,658
	9,077	(1,210)	6,321	4,302	9	18,499
Supplementary information
Depreciation, depletion and amortization	10,477	2,071	1,321	1,328	—	15,197

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

	For the year ended December 31, 2023
				Energy
				Transmission
				and Toll
	Exploration and	Refining and	Transport	Roads
	Production	Petrochemicals	and Logistics	Concessions	Inter-segments	Total
Third–party sales	52,430	73,617	2,979	14,165	—	143,191
Inter–segment sales	29,085	8,531	12,530	3	(50,151)	(2)
Sales from contracts with customers	81,515	82,148	15,509	14,168	(50,151)	143,189
Cost of sales	(51,828)	(75,716)	(4,380)	(5,929)	49,675	(88,178)
Gross profit	29,687	6,432	11,129	8,239	(476)	55,011

Administrative expenses	(2,605)	(962)	(621)	(1,183)	345	(5,026)
Operation and project expenses	(4,102)	(1,393)	(427)	—	220	(5,702)
Impairment (loss) reversal of non–current assets	(2,741)	1,483	(630)	(210)	—	(2,098)
Other operating (expenses) income net	(148)	(104)	35	(201)	(8)	(426)
Operating income	20,091	5,456	9,486	6,645	81	41,759
Financial results
Financial income	1,473	197	432	871	(652)	2,321
Financial expenses	(4,873)	(1,748)	(349)	(3,984)	570	(10,384)
Foreign exchange gain (loss)	2,009	658	(273)	4	—	2,398
	(1,391)	(893)	(190)	(3,109)	(82)	(5,665)
Share of profits of associates and joint ventures	27	252	—	529	(3)	805
Profit before income tax expense	18,727	4,815	9,296	4,065	(4)	36,899
Income tax expense	(8,611)	753	(3,129)	(529)	—	(11,516)
Net profit (loss) for the year	10,116	5,568	6,167	3,536	(4)	25,383
Net profit (loss) for the year attributable to:
Owners of parent	10,207	5,354	4,830	674	(4)	21,061
Non–controlling interest	(91)	214	1,337	2,862	—	4,322
	10,116	5,568	6,167	3,536	(4)	25,383
Supplementary information
Depreciation, depletion and amortization	8,658	2,184	1,487	1,483	—	13,812

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

33.2Sales revenue by product

The sales by product for each segment are detailed below for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31, 2025
				Energy
				Transmission
				and Toll
	Exploration and	Refining and	Transport and	Roads
	Production	Petrochemicals	Logistics	Concessions	Inter-segments	Total
Local sales
Mid-distillates	—	26,810	—	—	(18)	26,792
Gasoline and turbo fuels	16	19,352	—	—	(3,324)	16,044
Gas natural	5,283	—	—	—	(1,844)	3,439
Services	575	3,009	15,337	499	(16,119)	3,301
Electric power transmission services	—	—	—	3,266	—	3,266
Fuel gas service	—	1,384	—	—	(21)	1,363
Asphalts	99	813	—	—	—	912
Plastic and rubber	—	872	—	—	—	872
LPG and propane	339	187	—	—	(14)	512
Roads and construction services	—	—	—	368	—	368
Polyethylene	—	304	—	—	—	304
Aromatics	—	160	—	—	—	160
Fuel oil	19	4	—	—	—	23
Other products	7	3,163	—	—	(2,488)	682
Crude oil	23,601	—	—	—	(23,601)	—
	29,939	56,058	15,337	4,133	(47,429)	58,038

Foreign sales
Crude oil	40,108	216	—	—	—	40,324
Electric power transmission services	—	—	—	5,269	—	5,269
Roads and Construction Services	—	—	—	6,402	—	6,402
Fuel oil	—	3,490	—	—	1	3,491
Plastic and rubber	—	1,229	—	—	—	1,229
Diesel	—	696	—	—	—	696
LPG and propane	501	—	—	—	—	501
Natural gas	102	—	—	—	—	102
Gasoline and turbo fuels	—	70	—	—	—	70
Cash flow hedging	412	—	—	—	—	412
Other products	(10)	2,939	—	230	1	3,160
	41,113	8,640	—	11,901	2	61,656
	71,052	64,698	15,337	16,034	(47,427)	119,694

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

	For the year ended December 31, 2024
				Energy
				Transmission
				and Toll
	Exploration and	Refining and	Transport and	Roads
	Production	Petrochemicals	Logistics	Concessions	Inter-segments	Total
Local sales
Mid-distillates	—	28,687	—	—	(15)	28,672
Gasoline and turbo fuels	—	21,936	—	—	(4,132)	17,804
Roads and construction services	—	—	—	330	—	330
Gas natural	5,253	—	—	—	(1,157)	4,096
Services	520	536	15,134	445	(12,758)	3,877
Fuel gas service	—	1,094	—	—	(11)	1,083
LPG and propane	396	251	—	—	(16)	631
Asphalts	88	706	—	—	—	794
Plastic and rubber	—	920	—	—	—	920
Crude oil	27,190	—	—	—	(27,190)	—
Energy transmission services	—	—	—	3,228	—	3,228
Polyethylene	—	327	—	—	1	328
Aromatics	—	247	—	—	—	247
Fuel oil	18	3	—	—	—	21
Other products	12	3,239	—	—	(2,625)	626
	33,477	57,946	15,134	4,003	(47,903)	62,657

Foreign sales
Crude oil	47,534	1,281	—	—	(10)	48,805
Energy transmission services	—	—	—	6,134	—	6,134
Roads and Construction Services	—	—	—	5,465	—	5,465
Diesel	—	360	—	—	—	360
Fuel oil	—	1,203	—	—	—	1,203
Plastic and rubber	—	1,231	—	—	—	1,231
LPG and propane	346	—	—	—	—	346
Gasoline and turbo fuels	46	—	—	—	—	46
Natural gas	—	3,924	—	—	(4)	3,920
Cash flow hedging	(345)	—	—	—	—	(345)
Other products	29	3,274	—	205	—	3,508
	47,610	11,273	—	11,804	(14)	70,673
	81,087	69,219	15,134	15,807	(47,917)	133,330

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

	For the year ended December 31, 2023
				Energy
				Transmission
				and Toll
	Exploration and	Refining and	Transport	Roads
	Production	Petrochemicals	and Logistics	Concessions	Inter-segments	Total
Local sales
Mid-distillates	—	32,638	—	—	(32)	32,606
Gasoline and turbo fuels	—	26,965	—	—	(3,836)	23,129
Natural gas	5,551	—	—	—	(1,193)	4,358
Services	(53)	1,442	15,510	336	(14,002)	3,233
Energy transmission services	—	—	—	2,770	—	2,770
Plastic and rubber	—	1,225	—	—	—	1,225
Fuel gas service	—	998	—	—	(9)	989
Asphalts	65	873	—	—	—	938
LPG and propane	505	274	—	—	(17)	762
Roads and construction services	—	—	—	350	—	350
Polyethylene	—	312	—	1	1	314
Aromatics	—	298	—	—	—	298
Crude oil	27,871	(1)	—	—	(27,742)	128
Fuel oil	27	9	—	—	—	36
Other income gas contracts	—	—	—	—	—	—
Other products	16	3,692	—	—	(3,100)	608
	33,982	68,725	15,510	3,457	(49,930)	71,744

Foreign sales
Crude oil	47,632	1,928	—	—	—	49,560
Energy transmission services	—	—	—	5,666	—	5,666
Roads and Construction Services	—	—	—	4,761	—	4,761
Diesel	—	4,097	—	—	—	4,097
Fuel oil	(82)	4,315	—	—	(204)	4,029
Plastic and rubber	—	1,394	—	—	—	1,394
LPG and propane	302	—	—	—	—	302
Gasoline and turbo fuels	—	193	—	—	—	193
Natural gas	106	—	—	—	—	106
Cash flow hedging	(460)	(8)	—	—	—	(468)
Other products	37	1,500	—	285	(17)	1,805
	47,535	13,419	—	10,712	(221)	71,445
	81,517	82,144	15,510	14,169	(50,151)	143,189

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

33.3Capital expenditures by segments

The following are amounts of the investments made by each segment for the years ended December 31, 2025, 2024 and 2023:

				Energy
				Transmission
	Exploration	Refining and	Transport and	and Toll Roads
2025	and Production	Petrochemicals	Logistics	Concessions	Total
Property, plant, and equipment	5,495	1,792	1,147	1,339	9,773
Natural and environmental resources	10,552	—	—	—	10,552
Intangibles	30	89	14	369	502
	16,077	1,881	1,161	1,708	20,827

				Energy
				Transmission
	Exploration	Refining and	Transport and	and Toll Roads
2024	and Production	Petrochemicals	Logistics	Concessions	Total
Property, plant, and equipment	6,419	1,699	1,535	1,108	10,761
Natural and environmental resources	11,291	—	—	—	11,291
Intangibles	337	48	10	470	865
	18,047	1,747	1,545	1,578	22,917

				Energy
				Transmission
	Exploration	Refining and	Transport and	and Toll Roads
2023	and Production	Petrochemicals	Logistics	Concessions	Total
Property, plant, and equipment	4,259	738	2,702	1,651	9,350
Natural and environmental resources	13,964	—	—	—	13,964
Intangibles	60	84	623	10	777
	18,283	822	3,325	1,661	24,091

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

34.Subsequent and relevant events

●Tax effects of Decree 1474 of 2025

The Company reports that Decree1474 of 2025 established the Special Tax for Fiscal Stability, which levies a one percent (1%) tax on the first sale or export of crude oil extracted in the country.

Through Press Release No. 01 dated January 29, 2026, the Constitutional Court (Colombia) announced its decision to provisionally suspend the legal effects of the Economic Emergency Decrees, including Decree 1474 of 2025.

On February 3, 2026, Ecopetrol S.A. was notified of Official Letter No. 142 (Reference No. 100153156-158), through which the Colombian Tax Authority (DIAN) stated that the Special Tax for Fiscal Stability accrued between January 1 and January 29, 2026 was validly generated while Decree 1474 of 2025 was in force and, consequently, must be paid by Ecopetrol S.A. in accordance with the applicable statutory due date.

Additionally, DIAN stated that the decree is currently suspended by decision of the Honorable Constitutional Court (Colombia); therefore, DIAN is granting full legal effect to the Constitutional Court’s decision referenced above.

As a result, Ecopetrol S.A. will not recognize the Special Tax for Fiscal Stability on crude oil sale transactions (first sale) or crude oil exports carried out as of January 30, 2026, and until a final ruling is issued regarding the constitutionality of the State of Emergency.

It is clarified that, during fiscal year 2025, the Company did not experience any effects arising from the application of Decree 1474 of 2025.

●Settlement of crude oil invoices through refinery shares

At the ordinary meeting held on September 25, 2025, the Board of Directors of Ecopetrol S.A. unanimously approved the authorization of the capitalization of Refinería de Cartagena S.A.S for an amount of up to USD 800 million (USD 800 million). The transaction will be carried out through the issuance of shares by the Cartagena Refinery, which will be delivered to Ecopetrol as consideration for the crude oil supplied, within the framework of the crude oil sales agreement currently in force between the companies.

The execution of the transaction took place between January and February           2026, once approved by the General Shareholders’ Meeting of the Cartagena Refinery. The transaction will be recognized in financial statements based on the date on which such approval is granted.

●Regulatory update effects in Ecuador

According to the regulatory update issued by the Government of Ecuador, the tariff for crude oil transportation through the Transecuadorian Pipeline System (SOTE) increases from USD 3 to USD 30 per barrel as of January 23, 2026. This measure represents a 900% increase in the cost applied to foreign users, including crude oil transported from Colombia.

Based on the foregoing, a significant increase in transportation costs is expected for 2026, proportional to the new tariff established by Ecuador’s Agency for the Regulation and Control of Hydrocarbons.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

●Ecopetrol and Frontera Energy sign a strategic regasification agreement

On March 17, 2026, Ecopetrol and Frontera Energy announced the execution of a strategic agreement for regasification services. The agreement is intended to support the timely and reliable supply of natural gas to Colombia beginning in the third quarter of 2026. The project’s initial phase provides for early capacity of 126 mmcfpd in 2026, followed by a phased expansion to up to 370 mmcfpd by 2028. This incremental capacity is expected to strengthen Colombia’s medium-term natural gas supply and enhance the reliability of the national energy system.

●Unwinding of cross-holdings in IE Madeira and IE Maranhuns

On March 19, 2026, ISA Energía Brasil S.A., informs that it has entered into a share purchase agreement with “Centrais Elétricas Brasileiras S.A.” (“Axia Energia”) to unwind the cross-holdings in Interligação Elétrica do Madeira S.A. (“IE Madeira”) and Interligação Elétrica Garanhuns S.A., through:

o	Acquisition of the equity interests held by Axia Energia and Axia Nordeste in IE Madeira, totaling 49% of such subsidiary; and
o	Sale of the Company’s 51% equity interest in IE Garanhuns to Axia Nordeste.

Within the scope of the cross-shareholding unwinding, the Company shall pay a cash consideration of BRL $1,174 billion (December 2025 base date), subject to the price adjustment provisions set forth in the share purchase agreement.

Closing of the transaction is subject to the satisfaction of customary conditions precedent for transactions of this nature, including the applicable approvals/clearances from the Brazilian Electricity Regulatory Agency (“ANEEL”), the Brazilian antitrust authority (“CADE”), and the required consents from certain creditors.

●Ecopetrol Óleo e Gas do Brasil

On December 30, 2025, the Company obtained approval for a total fundraising of $751 (USD $200 million dollars) through Credit Notes with Banco Santander, to be disbursed in 6 installments in 2026. The payment due date is November 26, 2026, with an annual interest rate of 5.41%.

Between February 21 and March 25, 2026, $143 (USD 38 million dollars) was received.

●	Ordinary dividends for the fiscal year ended December 31, 2025

In the General Assembly of Shareholders held on March 27, 2026, a distribution of ordinary dividends for the fiscal year ended December 31, 2025, was approved as follows: COP 4,975 billion, or COP 121 per share, based on the number of outstanding shares as of December 31, 2025. The total dividends approved correspond to an ordinary dividend pursuant to our current dividend policy. The payment is expected to be made no later than June 30, 2026 to all shareholders, taking into account the payment schedule of the balance of the Fuel Price Stabilization Fund (FEPC) corresponding to its 2025 accumulation.

●	Ecopetrol S.A. obtains authorization to carry out a debt management transaction of up to USD $1.25 billion

On April 1, 2026, Ecopetrol S.A., as part of its comprehensive debt management strategy, through Resolution No. 0666 dated April 1, 2026, the Ministry of Finance and Public Credit (“MHCP”) authorized the execution of a loan of up to USD $1.25 billion. The lenders participating in the loan are: Banco Bilbao Vizcaya Argentaria, S.A. New York Branch (USD $350 million), Bank of America, N.A. (USD $350 million), JP Morgan Chase Bank, N.A. (USD $350 million), and Bank of China Limited – Panama Branch (USD $200 million). The term of the loan will be five (5) years as from the execution date of the agreement, repayable in four (4) equal installments and bearing a floating interest rate indexed to the SOFR rate, under the terms previously agreed with the lenders.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

This loan was authorized within the framework of a request submitted by Ecopetrol to execute an external public debt management. The transaction involves: (i) repayment of the USD $1.2 billion loan authorized by the MHCP under Resolution No. 0652 dated March 20, 2024, originally entered into for the acquisition of Ecopetrol’s ownership interest in Interconexión Eléctrica S.A. E.S.P; and (ii) repayment of USD $50 million of the outstanding balance of the USD $500 million loan authorized by the MHCP under Resolution No. 0910 dated April 25, 2025.

The MHCP has reviewed and authorized the terms of the loan agreement, which includes customary borrower events of default, such as failure to pay principal or interest, potential impairment of the borrower’s payment capacity, impairment of the integrity of its financial information, and breach of covenants. If any such event occurs, the lenders may demand early repayment of the debt, following the procedure set forth in the agreement. The agreement also provides Ecopetrol with the right to seek recourse against the lenders if they fail to disburse funds as required. The agreement is governed by the laws of the State of New York.

●	Ecopetrol enters into an Agreement to acquire an equity stake in Brava Energia S.A. a company domiciled in Brazil

On April 23, 2026, Ecopetrol S.A announces that entered into a Share Purchase Agreement with Jive, Yellowstone and Bloco Somah Printemps Quantum, which together constitute a group of significant shareholders holding approximately 26% of the outstanding common shares of the Brazilian company Brava Energia S.A., for the acquisition by Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group, of 120,813,490 shares of Brava, representing approximately 26% of Brava’s share capital.

Brava was incorporated in 2024 from the merger between 3R Petroleum Óleo e Gás S.A. and Enauta Participações S.A., two oil and gas companies operating in Brazil. Brava currently conducts crude oil and natural gas production activities in offshore and onshore fields across multiple basins in Brazil as well as participates in the midstream and downstream segments. As of December 2025, according to Brava’s public information, the Company reported EBITDA of USD $806 million, with an EBITDA margin of 39%. Brava is positioned as the second-largest independent company listed in the Brazilian market in terms of reserves and production.

The completion of this transaction is subject to certain customary conditions precedent, including, among others, approval by Brazil’s Administrative Council for Economic Defense, the grant of certain waivers and consents considering Brava’s financing instruments and relevant commercial agreements, as well as the purchase by Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group, of the number of shares required to achieve a 51% controlling stake of Brava’s voting share capital.

Therefore, Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group, plans to launch a Voluntary Tender Offer (Oferta Pública de Aquisição) on the B3 stock exchange in Brazil, at a price of R$23.00 per share, to acquire the additional number of Brava shares required to secure a 51% equity interest in the Company. This offer price represents a premium of approximately 27.8% over the Volume-Weighted Average Price of the Company’s shares during the 90 trading days immediately preceding the date of this announcement. The tender offer is addressed to all of Brava’s shareholders, ensuring equal treatment and conditions, and will be subject to applicable regulatory requirements and certain conditions precedent.

Ecopetrol S.A., or one of its affiliates or subsidiaries within the Ecopetrol Group expects to secure the funding required to consummate the transaction through a bridge loan, subject to the fulfillment of the applicable conditions precedent.

Upon completion of the transaction, the Ecopetrol Group would incorporate pro-rata 1P reserves based on its ownership interest from Brava’s total reported reserves of 459 million barrels of oil equivalent (MMboe) as of year-end 2025, under the Petroleum Resources Management System (PRMS) standard, through a diversified portfolio of offshore and onshore assets. In addition, the transaction would allow the immediate addition of pro-rata production from Brava’s average reported production of approximately 81 thousand barrels of oil equivalent per day (Mboed) in 2025, strengthening production sustainability and cash flow generation in a geography where the Ecopetrol Group already has an established presence. This transaction directly supports the objectives set forth in the Ecopetrol Group’s 2040 Strategy. Moreover, the transaction is aligned with the Ecopetrol Group’s capital discipline and, upon closing, is expected to contribute to metrics such as ROACE and EBITDA. Finally, this transaction would expand the Ecopetrol Group’s footprint in Brazil, diversifying its asset base in a high-growth region and strengthening its international portfolio.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Once the applicable conditions precedent and legal requirements for closing the transaction have been satisfied, Ecopetrol will disclose relevant information in accordance with the applicable legal and regulatory framework through this same channel and/or any other required means.

●	Moody’s Downgrades Ecopetrol’s Global Credit Rating to Ba2 and Affirms Its Stand-Alone Credit Profile at b1

On April23, 2026, the credit rating agency Moody’s Ratings downgraded the Company’s global credit rating from Ba1 to Ba2 and revised the outlook from stable to negative. In contrast, the agency affirmed Ecopetrol’s Baseline Credit Assessment (BCA), or stand-alone credit profile, at b1, highlighting the Company’s intrinsic strength.

According to Moody’s, the downgrade to Ba2 with a negative outlook is mainly driven by a less favorable view on the support from the Government of Colombia, stemming from an increased perception of potential government interference and reduced clarity regarding the timeliness and predictability of support mechanisms, particularly those related to the Fuel Price Stabilization Fund (FEPC). In this context, Moody’s also included considerations related to Ecopetrol’s corporate governance and its influence on the rating.

Additionally, Moody’s incorporated the possibility of higher refinancing risk associated to a potential material merger and acquisition transaction financed with short-term debt. Nevertheless, the agency highlighted that the Company has strong sources of liquidity that support its financial profile.

Moody’s reaffirmed Ecopetrol’s stand-alone credit profile (BCA) at b1, considering the Company’s solid business profile as Colombia’s leading integrated oil and gas company, supported by the diversification of its operations, moderate leverage levels, an adequate liquidity position, and its strategic role in ensuring the country’s energy supply.

●	Extraordinary Taxes Decreed Under Decree 173 of 2026

Decree 173 of 2026 introduced extraordinary tax measures in the context of the Economic, Social and Ecological Emergency declared by the Decree 0150 of 2026, including the temporary wealth tax applicable to legal entities for fiscal year 2026. The payment of this tax must be made during the months of April and May 2026.

Such measures are subject to automatic review by the Constitutional Court of Colombia, which will assess their constitutionality, while the tax is triggered by the possession of net equity as of March 1, 2026 and subject to specific rates, exclusions, and compliance obligations.

On February 11, 2026, the National Government issued Decree 1050 of 2026, declaring a new State of Economic, Social and Ecological Emergency. Pursuant to Decree 1050, the Government issued Decree 173 of 2026 introducing a temporary wealth tax applicable to Colombian legal entities and assimilated entities for fiscal year 2026. The tax takes effect upon publication and is triggered by the possession of net equity as of March 1, 2026. For extractive industries, the applicable rate is 1.6%. The tax includes specific exclusions and anti-avoidance rules and must be declared and paid in two installments during 2026.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Exhibit 1 – Consolidated subsidiaries, associates, and joint ventures

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	US Dollar	100%	Refining of hydrocarbons, commercialization and distribution of products	Colombia	Colombia	21,317	215	32,997	11,680
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian Peso	100%	Storage and transport by pipelines of hydrocarbons	Colombia	Colombia	16,513	5,258	19,370	2,857
Ecopetrol Global Energy S.L.U.	US Dollar	100%	Investment Vehicle	Spain	Spain	17,061	605	17,061	0
Oleoducto Central S.A.S - Ocensa	US Dollar	72.65%	Transportation by crude oil pipelines	Colombia	Colombia	3,334	3,256	6,745	3,411
Hocol Petroleum Limited.	US Dollar	100%	Investment Vehicle	Bermuda	Bermuda	3,908	609	3,945	38
Ecopetrol América LLC.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	1,184	100	2,166	982
Hocol S.A.	US Dollar	100%	Exploration and exploitation of hydrocarbons	Cayman Islands	Colombia	3,419	573	5,100	1,682
Esenttia S.A.	US Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,502	122	2,791	289
Ecopetrol Capital AG	US Dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Group	Switzerland	Switzerland	1,399	60	8,909	7,510
Oleoducto de Colombia S. A. – ODC	Colombian Peso	78.19%	Transportation by crude oil pipelines	Colombia	Colombia	428	383	789	360
Black Gold Re Ltd.	US Dollar	100%	Reinsurer for companies of the Ecopetrol Group	Bermuda	Bermuda	1,095	86	1,432	337
Andean Chemicals Ltd.	US Dollar	100%	Investment Vehicle	Bermuda	Bermuda	1,890	105	1,896	6
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian Peso	65%	Transportation by crude oil pipelines	Panama	Colombia	792	685	1,332	540
Interconexión Eléctrica S.A. E.S.P	Colombian Peso	51.41%	Public transmission service of electric power, the development of infrastructure projects and their commercial exploitation and the development of information technology systems, activities and services and telecommunications.	Colombia	Latin-America	28,307	2,420	76,130	47,823

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian Peso	51.88%	Holding with investments in natural gas and LPG transportation and distribution companies in Colombia	Colombia	Colombia	648	286	692	44
Alcanos de Colombia S.A. E.S.P.	Colombian Peso	29.61%	Residential public fuel gas service, construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	342	151	950	608
Metrogas de Colombia S.A E.S.P.	Colombian Peso	33.49%	Public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	60	20	174	113
Gases del Oriente S.A. E.S.P.	Colombian Peso	48.50%	Home public service of distribution of fuel gas and the development of all complementary activities to the supplying of said service.	Colombia	Colombia	118	54	360	242
Promotora de Gases del Sur S.A. E.S.P.	Colombian Peso	31.44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	56	43	83	28
Combustibles Líquidos de Colombia S.A E.S.P.	Colombian Peso	41.61%	Wholesale marketing of fuel gas, the supplying of the residential public service of LPG distribution and the development of complementary activities to supply the service.	Colombia	Colombia	61	1	79	17

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Ecopetrol USA Inc.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	14,121	715	14,467	347
Ecopetrol Permian LLC.	US Dollar	100%	Exploration and exploitation of hydrocarbons	United States	United States	10,441	215	13,451	3,010
Ecopetrol Oleo é Gas do Brazil Ltda.	Real	100%	Exploration and exploitation of hydrocarbons	Brazil	Brazil	2,844	(109)	3,179	334
Esenttia Masterbatch Ltda.	Colombian Peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	221	65	298	77
Ecopetrol del Perú S. A.	US Dollar	100%	Exploration and exploitation of hydrocarbons	Peru	Peru	59	1	61	1
ECP Hidrocarburos de México S.A. de C.V.	US Dollar	100%	Offshore exploration	Mexico	Mexico	36	—	38	2
Ecopetrol Costa Afuera S.A.S.	Colombian Peso	100%	Offshore exploration	Colombia	Colombia	14	—	14	0
Esenttia Resinas del Peru SAC	US Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	14	—	21	7
Esenttia Resinas de México	Mexican Peso	100%	Commercialization polypropylene resins and masterbatches	Mexico	Mexico	5	1	18	13
Kalixpan Services Técnicos S de RL De CV.	Mexican Peso	100%	Specialized services related to oil and gas industry	Mexico	Mexico	—	—	—	—
Ecopetrol US Trading LLC	US Dollar	100%	International trading of crude oil and refined products	United States	United States	586	413	1,871	1,285
Econova Technology & innovation S.L.	US Dollar	100%	Execution of activities related to science, technology, and innovation (ST+i)	Spain	Spain	3	(4)	4	2
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	615	380	615	—
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International trading of crude oil and refined products	Singapore	Asia	614	380	2,792	2,178

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	interest		Country/	area of		(loss) of	Total	Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	assets	liabilities
Wind Autogeneración S.A.S.	Colombian Peso	100%	Wind energy production	Colombia	Colombia	64	(1)	93	29
Parque Solar Porton del Sol S.A.S E.S.P.	Colombian Peso	100%	Wind energy production	Colombia	Colombia	272	(4)	583	311
Enerfin Services S.A.S.	Colombian Peso	100%	Wind energy production	Colombia	Colombia	—	—	3	2
Planta Solar Sahagun S.A.S.	Colombian Peso	100%	Wind energy production	Colombia	Colombia	6	—	6	—
El Roble Solar S.A.S.	Colombian Peso	100%	Wind energy production	Colombia	Colombia	3	—	3	—
Girasol I S.A.S.	Colombian Peso	100%	Wind energy production	Colombia	Colombia	1	—	1	—
La Cayena Solar S.A.S.	Colombian Peso	100%	Wind energy production	Colombia	Colombia	1	—	2	—
Córdoba Solar 2 S.A.S.	Colombian Peso	100%	Wind energy production	Colombia	Colombia	1	—	1	—

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic
	Functional	interest		Country/	area of		Profit (loss) of		Total
Company	currency	Ecopetrol	Activity	Domicile	operations	Equity	the year	Total assets	liabilities
Associates
Serviport S.A.	Colombian Peso	28%	Services for the support of loading and unloading of oil ships, supply of equipment, technical inspections, and load measurements	Colombia	Colombia	17	—	33	16
Sociedad Portuaria Olefinas y Derivados S.A.	Colombian Peso	50%	Construction, use, maintenance and administration of port facilities, ports, private docks.	Colombia	Colombia	6	(1)	7	1
Joint Ventures
Equion Energía Limited	US Dollar	51%	Exploration and exploitation of hydrocarbons	United Kingdom	Colombia	1,389	33	1,453	64
Ecodiesel Colombia S.A.	Colombian Peso	50%	Production, trading, and distribution of biofuels and oleochemicals	Colombia	Colombia	167	(58)	283	117

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Exhibit 2 – Consolidated subsidiaries, associates, and joint ventures in Interconexión Eléctrica SA ESP

			Geographic	Ownership
			area of	interest
Company	Activity	Functional currency	operations	Ecopetrol	Assets	Liabilities	Equity	Profit (loss)
Concesión Costera-Cartagena-Barranquilla S.A.S	Roads	Colombian peso	Colombia	100%	2,663	2,425	238	40
Transelca S.A. E.S.P.	Electric power	Colombian peso	Colombia	100%	1,972	1,073	899	232
Internexa S.A.	Telecommunications	Colombian peso	Colombia	100%	676	433	243	44
Intercolombia S.A E.S.P.	Electric power	Colombian peso	Colombia	100%	427	273	154	53
XM Compañía de Expertos en Mercados S.A. E.S.P.	Electric power	Colombian peso	Colombia	100%	371	317	54	8
Inteia S. A. S.	Electric power	Colombian peso	Colombia	100%	30	12	18	4
Intervial Colombia S.A.S.	Roads	Colombian peso	Colombia	100%	1	—	1	—
HUB Digital de Servicios ISA S.A.S	Servicios	Colombian peso	Colombia	100%	—	—	—	—
ISA Energía Brasil S.A.	Electric power	Brazilian real	Brazil	36%	46	25	21	2
ISA Capital do Brasil	Electric power	Brazilian real	Brazil	100%	8	—	8	1
ISA Investimentos e Participações S.A.	Electric power	Brazilian real	Brazil	100%	1	—	1	—
Interligação Elétrica Riacho Grande	Electric power	Brazilian real	Brazil	36%	1	—	1	—
Interligação Elétrica Aguapeí S.A.	Electric power	Brazilian real	Brazil	36%	1	—	1	—
Interligação Elétrica Evrecy S.A.	Electric power	Brazilian real	Brazil	36%	1	—	1	—
Interligação Elétrica Itaquerê S.A.	Electric power	Brazilian real	Brazil	36%	1	—	1	—
Interligação Elétrica Itaúnas S.A.	Electric power	Brazilian real	Brazil	36%	1	—	1	—
Interligação Elétrica de Minas Gerais S.A.	Electric power	Brazilian real	Brazil	36%	1	—	1	—
Interligação Elétrica Jaguar 9 S.A.	Electric power	Brazilian real	Brazil	36%	1	—	1	—
Interligação Elétrica Norte E Nordeste S.A.	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Interligação Elétrica Biguaçu S.A.	Electric power	Brazilian real	Brazil	36%	1	1	—	—
Fundo de Investimento Xavantes Referenciado DI	Electric power	Brazilian real	Brazil	21%	1	—	1	—
Interligação Elétrica Serra do Japi S.A.	Electric power	Brazilian real	Brazil	36%	1	1	—	—
Interligação Elétrica Tibagi S.A.	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Interligação Elétrica Jaguar 8 S.A.	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Interligação Elétrica Sul S.A.	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Interligação Elétrica Jaguar 6 S.A.	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Interligação Elétrica Itapura S.A.	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Fundo De Investimento Barra Bonita Renda	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Fundo De Investimento Referenciado Di Bandeirantes	Electric power	Brazilian real	Brazil	18%	—	—	—	—
Interligação Elétrica Pinheiros S.A.	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Fundo De Investimento Assis	Electric power	Brazilian real	Brazil	36%	—	—	—	—
Ruta del Maipo Sociedad Concesionaria S.A.	Roads	Chilean peso	Chile	100%	1,733	1,039	694	94
Intervial Chile S.A.	Roads	Chilean peso	Chile	100%	1,224	221	1,003	114
ISA Inversiones Chile Vías Spa	Roads	Chilean peso	Chile	100%	1,039	—	1,039	114
Ruta del Loa Sociedad Concesionaria S.A.	Roads	Chilean peso	Chile	100%	399	311	88	7
Ruta de la Araucanía Sociedad Concesionaria S.A.	Roads	Chilean peso	Chile	100%	66	10	56	5
ISA Inversiones Costera Chile Spa	Roads	Chilean peso	Chile	100%	34	50	(16)	7
Ruta de los Ríos Sociedad Concesionaria S.A.	Roads	Chilean peso	Chile	75%	28	13	15	4
Ruta Orbital Sur Sociedad Concesionaria S.A.	Roads	Chilean peso	Chile	100%	19	3	16	1
Interchile S.A.	Electric power	US dollar	Chile	100%	1	1	—	—
ISA Inversiones Chile Spa	Electric power	US dollar	Chile	100%	1	1	—	—
Ruta del Bosque Sociedad Concesionaria S.A.	Roads	Chilean peso	Chile	100%	1	1	—	—
ISA Inversiones Tolten Ltda.	Roads	Chilean peso	Chile	100%	—	—	—	—
Interconexiones del Norte S.A.	Electric power	US dollar	Chile	100%	—	—	—	—
Interconexiones Viales Spa	Roads	Chilean peso	Chile	100%	—	—	—	—
Interconexiones Eléctricas Qoyllur Spa	Electric power	US dollar	Chile	100%	—	—	—	—
Consorcio Transmantaro S.A.	Electric power	US dollar	Peru	60%	2	2	—	—

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

			Geographic	Ownership
			area of	interest
Company	Activity	Functional currency	operations	Ecopetrol	Assets	Liabilities	Equity	Profit (loss)
Red de Energía del Perú	Electric power	US dollar	Peru	60%	—	—	—	—
ISA Perú	Electric power	US dollar	Peru	100%	—	—	—	—
Internexa Perú	Telecommunications	US dollar	Peru	100%	—	—	—	—
Proyectos de Infraestructura del Perú S.A.C.	Electric power	US dollar	Peru	100%	—	—	—	—
Ruta del Este Sociedad Concesionaria S.A.	Roads	US dollar	Panama	100%	—	—	—	—
Linear Systems Re Ltd.	Electric power	US dollar	Bermuda	100%	—	—	—	—
ISA Bolivia	Electric power	US dollar	Bolivia	100%	—	—	—	—

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Exhibit 3 – Conditions of the most significant debt

●	Conditions of the most significant debt as of December 2025

						Balance as
						of	Interest		Interest
Debt	Company	Issue date	Maturity	Currency	Amount disbursed	December 2025	rate	Amortization	payment
National currency bond	Ecopetrol S.A.	Dec-10	Dec-40	COP	284	284	Floating	Bullet	Semi-annually
National currency bond	Ecopetrol S.A.	Aug-13	Aug-28	COP	348	348	Floating	Bullet	Semi-annually
National currency bond	Ecopetrol S.A.	Aug-13	Aug-43	COP	263	263	Floating	Bullet	Semi-annually
National currency bond	Interconexión Eléctrica S.A. E.S.P	Dec-11	Dec-41	COP	120	120	Floating	Bullet	Semi-annually
National currency bond	Interconexión Eléctrica S.A. E.S.P	May-13	May-28	COP	100	100	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	May-15	May-25	COP	100	—	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	May-15	May-30	COP	120	120	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	May-15	May-35	COP	280	280	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Feb-16	Feb-28	COP	152	152	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Feb-16	Feb-41	COP	133	133	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Apr-17	Apr-32	COP	196	196	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Apr-17	Apr-42	COP	243	243	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Nov-17	Nov-25	COP	150	—	Fixed	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Nov-17	Nov-31	COP	120	120	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Nov-17	Nov-47	COP	230	230	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Jul-18	Jul-27	COP	157	157	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Jul-18	Jul-33	COP	142	142	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Jul-18	Jul-43	COP	201	201	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Aug-20	Aug-29	COP	160	160	Fixed	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Nov-23	Nov-30	COP	176	176	Floating	Bullet	Annually
National currency bond	Interconexión Eléctrica S.A. E.S.P	Nov-23	Nov-37	COP	224	224	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Nov-23	Nov-44	COP	100	100	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Jun-24	Jun-30	COP	150	150	Floating	Bullet	Quarterly
National currency bond	Interconexión Eléctrica S.A. E.S.P	Jun-24	Jun-39	COP	250	250	Floating	Bullet	Quarterly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

						Balance as
		Issue				of	Interest		Interest
Debt	Company	date	Maturity	Currency	Amount disbursed	December 2025	rate	Amortization	payment
Foreign Currency Bond	Ecopetrol S.A.	Jul-23	Jan-29	USD	1,200	1,200	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	Apr-20	Apr-30	USD	2,000	2,000	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	Nov-21	Nov-31	USD	1,250	1,250	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	Oct-24	Feb-32	USD	1,750	1,750	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	Jan-23	Jan-33	USD	2,000	2,000	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	Jul-23	Jan-33	USD	300	300	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	Jan-24	Jan-36	USD	1,850	1,850	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	Sep-13	Sep-43	USD	850	850	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	May-14	May-45	USD	2,000	2,000	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Ecopetrol S.A.	Nov-21	Nov-51	USD	750	750	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Nov-21	Nov-33	USD	330	330	Fixed	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jul-16	Jan-34	USD	151	116	Fixed	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jul-16	Jan-34	UVR	1,183	1,359	Fixed	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-11	Oct-26	COP	100,000	100,000	Floating	Bullet	Quarterly
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jan-11	Jan-26	USD	38	38	Fixed	Bullet	Quarterly
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-12	Apr-31	USD	40	40	Fixed	Bullet	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Apr-19	Apr-34	USD	600	600	Fixed	Semi-annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Apr-22	Apr-38	USD	500	500	Fixed	Semi-annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Nov-25	Nov-37	PEN	208	208	Fixed	Semi-annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	May-18	Apr-25	BRL	621	—	Floating	Bullet	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Dec-19	Dec-29	BRL	409	573	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Dec-20	Nov-28	BRL	800	800	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Dec-20	May-44	BRL	800	895	Floating	Semi-annually	Semi-annually

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

						Balance as
		Issue				of	Interest		Interest
Debt	Company	date	Maturity	Currency	Amount disbursed	December 2025	rate	Amortization	payment
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Feb-21	Jul-44	BRL	673	967	Floating	Semi-annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-21	Oct-31	BRL	669	826	Floating	Bullet	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-21	Oct-38	BRL	281	347	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Apr-22	Apr-29	BRL	700	—	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Mar-23	Mar-30	BRL	550	550	Floating	Bullet	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-23	Oct-33	BRL	784	862	Floating	Semi-annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-23	Oct-38	BRL	1,116	1,228	Floating	Semi-annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Mar-24	Mar-29	BRL	685	685	Floating	Bullet	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Mar-24	Mar-31	BRL	512	512	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Mar-24	Mar-34	BRL	130	130	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	May-24	May-31	BRL	1,000	1,000	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-24	Oct-36	BRL	1,053	1,105	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-24	Oct-39	BRL	752	789	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Mar-25	Jun-33	BRL	500	511	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Mar-25	Mar-33	BRL	900	920	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jul-25	Jun-35	BRL	580	586	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-25	Oct-37	BRL	1,000	1,002	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Oct-25	Oct-40	BRL	1,000	1,002	Floating	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jun-18	Jun-25	UF	6	0	Fixed	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jun-18	Dec-30	UF	6	10	Fixed	Semi-annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jun-18	Dec-30	UF	5	5	Fixed	Semi-annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Feb-21	Jun-50	UF	1	1	Fixed	Annually	Semi-annually
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Nov-22	Jun-50	UF	2	2	Fixed	Annually	Monthly
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Sep-23	Jun-50	UF	2	2	Fixed	Annually	Monthly
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jul-24	Jun-50	UF	2	2	Fixed	Annually	Monthly
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Apr-25	Jun-50	UF	1	1	Fixed	Annually	Monthly
Foreign Currency Bond	Interconexión Eléctrica S.A. E.S.P	Jul-21	Jun-56	USD	1,200	1,073	Fixed	Annually	Semi-annually

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

						Balance as
		Issue				of	Interest		Interest
Debt	Company	date	Maturity	Currency	Amount disbursed	December 2025	rate	Amortization	payment
National currency credit	Interconexión Eléctrica S.A. E.S.P	Apr-23	Apr-30	COP	450	450	Floating	Semi-annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Oct-23	Apr-30	COP	150	150	Floating	Semi-annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-23	Dec-35	COP	250	250	Floating	Semi-annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Jun-24	Dec-34	COP	250	250	Floating	Semi-annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Apr-25	Apr-36	COP	400	400	Floating	Semi-annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Nov-25	Apr-36	COP	200	200	Floating	Semi-annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-16	Jan-28	COP	250	135	Floating	Annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-16	Jan-34	COP	150	138	Floating	Annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-16	Jan-34	COP	150	138	Floating	Annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-16	Jan-34	UVR	1,359	561	Fixed	Annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Oct-21	Oct-31	COP	158	135	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Oct-21	Oct-28	COP	71	53	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Jul-22	Jul-27	COP	194	194	Floating	Bullet	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Oct-24	Oct-34	COP	209	209	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Nov-24	Nov-34	COP	80	80	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Nov-25	Nov-35	COP	46	46	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	May-18	Nov-28	COP	59	25	Floating	Semi-annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	May-19	May-29	COP	9	4	Floating	Semi-annually	Semi-annually
National currency credit	Interconexión Eléctrica S.A. E.S.P	Apr-20	Apr-30	COP	10	6	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-20	Sep-30	COP	4	3	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Nov-20	Sep-30	COP	8	5	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-20	Sep-30	COP	8	6	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Jun-21	Mar-31	COP	7	6	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Oct-21	Jun-31	COP	7	6	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Nov-21	Jun-31	COP	16	13	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Nov-21	Jun-31	COP	20	16	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Jun-22	Jun-27	COP	13	6	Floating	Quarterly	Quarterly
National currency credit	Interconexión Eléctrica S.A. E.S.P	Aug-22	Aug-27	COP	51	34	Floating	Semi-annually	Semi-annually

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

						Balance as
		Issue				of	Interest		Interest
Debt	Company	date	Maturity	Currency	Amount disbursed	December 2025	rate	Amortization	payment
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-19	Sep-25	USD	70	—	Fixed	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-22	Nov-30	USD	40	40	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Feb-23	Nov-30	USD	30	30	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Mar-23	Nov-30	USD	36	36	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Mar-25	Jan-26	USD	23	23	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Apr-22	Nov-26	PEN	249	—	Fixed	Bullet	Bullet
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-22	Sep-32	USD	76	76	Fixed	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Apr-24	Apr-25	USD	30	—	Fixed	Bullet	Bullet
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Apr-25	Apr-26	USD	30	—	Fixed	Bullet	Bullet
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-25	Oct-28	USD	21	21	Floating	Bullet	Bullet
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	May-22	May-27	USD	5	2	Floating	Quarterly	Quarterly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Oct-22	Jun-27	USD	5	2	Floating	Quarterly	Quarterly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Jun-24	Nov-30	USD	7	7	Floating	Quarterly	Quarterly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Jan-14	Mar-29	BRL	284	67	Floating	Monthly	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Jan-14	Mar-29	BRL	2	1	Floating	Monthly	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Aug-17	Mar-32	BRL	273	129	Floating	Monthly	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Aug-17	Mar-32	BRL	1	1	Floating	Monthly	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Mar-22	Dec-41	BRL	227	487	Floating	Monthly	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	May-10	May-30	BRL	220	77	Fixed	Monthly	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-23	Mar-25	UF	1,020,000	—	Floating	Semi-annually	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-23	Mar-25	UF	419,800	—	Floating	Semi-annually	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Mar-19	Sep-25	UF	27,368	—	Floating	Quarterly	Quarterly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Mar-19	Sep-25	UF	23,437	—	Floating	Quarterly	Quarterly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-18	Jun-50	UF	31,849	—	Fixed	Semi-annually	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-18	Jun-50	UF	318,302	—	Fixed	Annually	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-18	Jun-50	UF	127,349	—	Fixed	Annually	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-20	Jun-24	CLP	1,479	—	Floating	Annually	Monthly
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	May-21	May-26	CLP	88,518	26,555	Fixed	Annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	May-21	May-28	CLP	59,143	45,640	Fixed	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Jul-25	Jun-31	UF	850,000	850,000	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Jul-25	Jun-31	UF	850,000	850,000	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Sep-25	Jun-31	UF	480,000	480,000	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Nov-25	Jun-31	UF	100,000	100,000	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	Dec-25	Jun-31	UF	180,000	180,000	Floating	Semi-annually	Semi-annually
Foreign currency credit	Interconexión Eléctrica S.A. E.S.P	May-21	May-26	CLP	—	8,947	Fixed	Annually	Semi-annually

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

●	Conditions of the most significant debt as of December 2024

						Balance as
						of	Interest		Interest
Debt	Company	Issue date	Maturity	Currency	Amount disbursed	December 2024	rate	Amortization	payment
Bonds, domestic currency	Ecopetrol S.A.	Aug-13	Aug -28	COP	348	348	Floating	Bullet	Half-yearly
Bonds, domestic currency	Ecopetrol S.A.	Dec-10	Dec-40	COP	284	284	Floating	Bullet	Half-yearly
Bonds, domestic currency	Ecopetrol S.A.	Aug-13	Aug-43	COP	263	263	Floating	Bullet	Half-yearly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Dec-11	Dec-41	COP	120	120	Floating	Bullet	Half-yearly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	May-13	May-28	COP	100	100	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	May-15	May-25	COP	100	100	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	May-15	May-30	COP	120	120	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	May-15	May-35	COP	280	280	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Feb-16	Feb-24	COP	115	—	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Feb-16	Feb-28	COP	152	152	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Feb-16	Feb-41	COP	133	133	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Apr-17	Apr-24	COP	261	—	Fixed	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Apr-17	Apr-32	COP	196	196	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Apr-17	Apr-42	COP	243	243	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Nov-17	Nov-25	COP	150	150	Fixed	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Nov-17	Nov-31	COP	120	120	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Nov-17	Nov-47	COP	230	230	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Jul-18	Jul-27	COP	156	157	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Jul-18	Jul-33	COP	142	142	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Jul-18	Jul-43	COP	201	201	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Aug-20	Aug-29	COP	160	160	Fixed	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Aug-20	Aug-40	UVR	192	192	Fixed	Bullet	Annual
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Nov-23	Nov-30	COP	176	176	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Nov-23	Nov-37	COP	224	224	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Nov-23	Nov-44	COP	100	100	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Jun-24	Jun-30	COP	150	150	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Jun-24	Jun-39	COP	250	250	Floating	Bullet	Quarterly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Jul-16	Jan-34	UVR	446	512	Fixed	Annual	Half-yearly
Bonds, domestic currency	Interconexión Eléctrica S.A. E.S.P.	Oct-11	Oct-26	COP	100	100	Floating	Bullet	Quarterly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

						Balance as
						of	Interest		Interest
Debt	Company	Issue date	Maturity	Currency	Amount disbursed	December 2024	rate	Amortization	payment
Bonds, foreign currency	Ecopetrol S.A.	Sep-13	Sep-43	USD	850	850	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	May-14	May-45	USD	2,000	2,000	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	Apr-20	Apr-30	USD	2,000	2,000	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	Nov-21	Nov-31	USD	1,250	1,250	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	Nov-21	Nov-51	USD	750	750	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	Jan-23	Jan-33	USD	2,000	2,000	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	Jul-23	Jan-33	USD	300	300	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	Jul-23	Jan-29	USD	1,200	1,200	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	Jan-24	Jan-36	USD	1,850	1,850	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Ecopetrol S.A.	Oct-24	Feb-32	USD	1,750	1,750	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Oleoducto Central S.A.	Jul-20	Jul-27	USD	500	400	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Jan-11	Jan-26	USD	38	38	Fixed	Bullet	Quarterly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Oct-12	Apr-31	USD	40	40	Fixed	Bullet	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Jul-16	Jan-34	USD	151	125	Fixed	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Mar-17	Feb-24	USD	48	—	Floating	Bullet	Annual
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	May-18	Apr-25	USD	100	143	Floating	Bullet	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Jun-18	Jun-25	USD	224	75	Fixed	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Jun-18	Dec30	USD	231	383	Fixed	Half-yearly	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Jun-18	Dec24	USD	39	—	Fixed	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Jun-18	Dec30	USD	193	195	Fixed	Half-yearly	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Apr-19	Apr-34	USD	600	600	Fixed	Half-yearly	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Dec19	Dec29	USD	66	89	Floating	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Dec20	Nov-28	USD	129	129	Floating	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Dec20	May-44	USD	129	144	Floating	Half-yearly	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Feb-21	Jun-50	USD	34	34	Fixed	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Feb-21	Jul-44	USD	109	156	Floating	Half-yearly	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Jul-21	Jun-56	USD	1,200	1,073	Fixed	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Oct-21	Oct-31	USD	108	128	Floating	Bullet	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P and subsidiaries	Oct-21	Oct-38	USD	45	54	Floating	Annual	Half-yearly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

						Balance as
						of	Interest		Interest
Debt	Company	Issue date	Maturity	Currency	Amount disbursed	December 2024	rate	Amortization	payment
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Apr-22	Apr-38	USD	500	500	Fixed	Half-yearly	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Apr-22	Apr-29	USD	113	113	Floating	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Nov-22	Jun-50	USD	74	74	Fixed	Annual	Monthly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Mar-23	Mar-30	USD	89	89	Floating	Bullet	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Sep-23	Jun-50	USD	68	68	Fixed	Annual	Monthly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Oct-23	Oct-33	USD	127	133	Floating	Half-yearly	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Oct-23	Oct-38	USD	180	190	Floating	Half-yearly	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Mar-24	Mar-29	USD	111	111	Floating	Bullet	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Mar-24	Mar-31	USD	83	83	Floating	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Mar-24	Mar-34	USD	21	21	Floating	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	May-24	May-31	USD	161	161	Floating	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Jul-24	Jun-50	USD	68	60	Fixed	Annual	Monthly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Oct-24	Oct-36	USD	170	171	Floating	Annual	Half-yearly
Bonds, foreign currency	Interconexión Eléctrica S.A. E.S.P	Oct-24	Oct-39	USD	122	122	Floating	Annual	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P	May-10	May-30	USD	36	15	Fixed	Monthly	Monthly
International commercial loans	Interconexión Eléctrica S.A. E.S.P	Jan-14	Mar-29	USD	46	14	Floating	Monthly	Monthly
International commercial loans	Interconexión Eléctrica S.A. E.S.P	Feb-16	Jul-24	USD	5	—	Floating	Quaterly	Quaterly
International commercial loans	Interconexión Eléctrica S.A. E.S.P	Aug-17	Mar-32	USD	44	23	Floating	Monthly	Monthly
International commercial loans	Interconexión Eléctrica S.A. E.S.P	Sep-18	Jun-50	USD	12	36	Fixed	Monthly	Annual
International commercial loans	Interconexión Eléctrica S.A. E.S.P	Sep-18	Jun-50	USD	5	14	Fixed	Monthly	Annual
International commercial loans	Interconexión Eléctrica S.A. E.S.P	Mar-19	Sep-25	USD	1	5	Floating	Quaterly	Quaterly
International commercial loans	Interconexión Eléctrica S.A. E.S.P	Sep-19	Sep-25	USD	70	35	Fixed	Half-yearly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P	May-21	May-25	USD	89	27	Fixed	Half-yearly	Annual
International commercial loans	Interconexión Eléctrica S.A. E.S.P	May-21	May-26	USD	59	46	Fixed	Half-yearly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P	Mar-22	Dec41	USD	37	67	Floating	Monthly	Monthly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

						Balance as
						of	Interest		Interest
Debt	Company	Issue date	Maturity	Currency	Amount disbursed	December 2024	rate	Amortization	payment
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Apr-22	Nov-26	USD	66	58	Fixed	Bullet	Bullet
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Sep-22	Sep-32	USD	20	76	Fixed	Half-yearly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Oct-22	Jun-27	USD	5	2	Floating	Quaterly	Quaterly
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec22	Nov-30	USD	40	40	Floating	Half-yearly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Feb-23	Nov-30	USD	30	30	Floating	Half-yearly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Mar-23	Nov-30	USD	36	36	Floating	Half-yearly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Sep-23	Mar-25	USD	39	22	Floating	Monthly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Sep-23	Mar-25	USD	22	—	Floating	Monthly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Sep-23	Mar-25	USD	16	6	Floating	Monthly	Half-yearly
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec23	Dec24	USD	38	—	Fixed	Bullet	Bullet
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Apr-24	Apr-25	USD	30	30	Fixed	Bullet	Bullet
International commercial loans	Interconexión Eléctrica S.A. E.S.P.	Jun-24	Nov-30	USD	7	9	Floating	Quaterly	Quaterly
International commercial loans	Ecopetrol S.A.	Dec17	Dec25	USD	359	114	Floating	Half-yearly	Half-yearly
International commercial loans	Ecopetrol S.A.	Jul-24	Apr-29	USD	1,200	1,200	Floating	Half-yearly	Bullet
International commercial loans	Ecopetrol S.A.	Jul-24	Jul-25	USD	160	160	Floating	Bullet	Quaterly
International commercial loans	Ecopetrol S.A.	Dec22	Dec27	USD	575	700	Floating	Half-yearly	Half-yearly
International commercial loans	Ecopetrol S.A.	Dec22	Dec27	USD	247	300	Floating	Half-yearly	Half-yearly
International commercial loans	Ecopetrol S.A.	May-23	May-28	USD	400	400	Floating	Bullet	Quaterly
International commercial loans	Ecopetrol S.A.	Oct-24	Oct-29	USD	250	250	Floating	Bullet	Half-yearly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

						Balance as
						of	Interest		Interest
Debt	Company	Issue date	Maturity	Currency	Amount disbursed	December 2024	rate	Amortization	payment
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec16	Jan-28	COP	250	169	Floating	Half-yearly	Annual
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec16	Jan-34	COP	150	141	Floating	Half-yearly	Annual
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec16	Jan-34	COP	150	141	Floating	Half-yearly	Annual
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec16	Jan-34	UVR	511,954	211,357	Fixed	Half-yearly	Annual
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	May-18	Nov-28	COP	59	33	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	jul-18	Jan-24	COP	218	—	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	nov-18	nov-28	COP	23	—	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	May-19	May-29	COP	9	6	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Apr-20	Apr-30	COP	10	8	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Sep-20	Sep-30	COP	4	3	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Nov-20	Sep-30	COP	8	7	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec20	Sep-30	COP	8	7	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Jun-21	Mar-31	COP	7	7	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Oct-21	Oct-28	COP	71	71	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Oct-21	Jun-31	COP	7	7	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Oct-21	Oct-31	COP	158	158	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Nov-21	Jun-31	COP	16	15	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Nov-21	Jun-31	COP	20	19	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Jun-22	Jun-27	COP	13	11	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Jul-22	Jul-27	COP	194	194	Floating	Quaterly	Bullet
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Aug-22	Aug-27	COP	51	51	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Apr-23	Apr-30	COP	450	450	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Oct-23	Apr-30	COP	150	150	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	nov-23	oct-24	COP	209	—	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec23	Dec34	COP	250	—	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Dec23	Dec35	COP	250	250	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Jun-24	Dec34	COP	250	250	Floating	Half-yearly	Half-yearly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Oct-24	Oct-34	COP	209	209	Floating	Quaterly	Quaterly
Domestic commercial loans	Interconexión Eléctrica S.A. E.S.P.	Nov-24	Nov-34	COP	80	80	Floating	Quaterly	Quaterly

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Exhibit 4. Quantitative information of concession services contracts

				Limitation
				on the	Maintenance
				termination	for service	Asset concession		Revenues
				of the	conditions	(Million COP)		(Million COP)
Business	Concessionaire	Country	Maturity	contract	Y/N	2025	2024	2025	2024
Intangible asset
Electric power	Consorcio Transmantaro S.A.	Peru	Sep-53	Y	Y	6,195,665	7,333,984	1,215,407	1,252,084
Electric power	Red de Energía del Perú S.A. - ISA REP	Peru	Sep-32	Y	Y	1,153,416	1,448,924	836,528	811,312
Electric power	ISA Perú S.A.	Peru	Apr-33	Y	Y	619,271	739,721	138,387	131,870
Total Peru						7,968,352	9,522,629	2,190,322	2,195,266
Electric power	ISA Bolivia	Bolivia	Jan-39	Y	Y	40,243	48,429	33,741	30,981
Electric power	Inteia S. A. S. (antes Sistemas Inteligentes de Red S. A. S.)	Colombia	Dec-25	Y	Y	—	665	37,255	33,777
Total concessions, Intangible asset						8,008,595	9,571,723	2,261,318	2,260,024
Contractual assets
Electric power	ISA Energía Brasil S.A.	Brazil	Sep-52	Y	Y	19,225,760	16,785,220	4,863,726	3,840,524
Electric power	Interligação Elétrica Aguapeí S.A.	Brazil	Aug-47	Y	Y	546,798	551,546	61,838	70,757
Electric power	Interligação Elétrica Itaquerê S.A.	Brazil	Aug-47	Y	Y	463,987	471,989	52,030	54,788
Electric power	Interligação Elétrica Itaúnas S.A.	Brazil	Feb-47	Y	Y	447,335	451,017	56,716	70,667
Electric power	Interligação Elétrica Biguaçu S.A.	Brazil	Sep-48	Y	Y	376,117	382,111	40,000	40,240
Electric power	Interligação Elétrica Norte E Nordeste S.A.	Brazil	Mar-38	Y	Y	373,371	385,827	47,797	51,461
Electric power	Interligação Elétrica Jaguar 9 S.A.	Brazil	Oct-38	Y	Y	418,108	414,858	57,994	84,657
Electric power	Interligação Elétrica Serra do Japi S.A.	Brazil	Nov-39	Y	Y	337,627	346,684	39,679	49,773
Electric power	Interligação Elétrica de Minas Gerais S.A.	Brazil	Mar-50	Y	Y	446,370	435,705	64,067	68,798
Electric power	Interligação Elétrica Tibagi S.A.	Brazil	Aug-47	Y	Y	271,197	230,114	71,706	50,635
Electric power	Interligação Elétrica Jaguar 6 S.A.	Brazil	Aug-47	Y	Y	154,014	166,781	12,240	20,804
Electric power	Interligação Elétrica Evrecy S.A.	Brazil	Mar-50	Y	Y	426,643	441,438	43,563	194,823
Electric power	Interligação Elétrica Sul S.A.	Brazil	Oct-38	Y	Y	172,208	178,033	18,439	25,249
Electric power	Interligação Elétrica Itapura S.A.	Brazil	Sep-48	Y	Y	151,059	154,087	15,156	30,845
Electric power	Interligação Elétrica Jaguar 8 S.A.	Brazil	Aug-47	Y	Y	203,622	110,630	108,197	20,489
Electric power	Interligação Elétrica Riacho Grande S.A.	Brazil	Mar-51	Y	Y	707,650	416,559	324,386	279,824
Electric power	Interligação Elétrica Pinheiros S.A.	Brazil	Oct-38	Y	Y	45,634	46,435	5,967	6,176
Total concessions, asset contractual						24,767,500	21,969,034	5,883,501	4,960,510

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

				Limitation
				on the	Maintenance for
				termination	service
				of the	conditions	Asset concession		Revenues
Business	Concessionaire	Country	Maturity	contract	Y/N	2025	2024	2025	2024
Financial asset
Electric power	ISA Energía Brasil S.A.	Brazil	Dec-42	Y	Y	65,094	143,786	827,237	940,992
Electric power	Interligação Elétrica Evrecy S.A.	Brazil	Mar-50	Y	Y	3,238	3,695	7,739	5,580
Electric power	Interligação Elétrica de Minas Gerais S.A.	Brazil	Mar-50	Y	Y	3,701	3,531	8,031	6,002
Electric power	Interligação Elétrica Pinheiros S.A.	Brazil	Oct-38	Y	Y	339	254	1,039	713
Electric power	Interligação Elétrica Serra do Japi S.A.	Brazil	Nov-39	Y	Y	5,257	3,310	9,119	6,943
Electric power	Interligação Elétrica Itaúnas S.A.	Brazil	Sep-48	Y	Y	3,231	2,266	4,751	4,784
Electric power	Interligação Elétrica Tibagi S.A.	Brazil	Aug-47	Y	Y	2,326	822	3,411	6,434
Electric power	Interligação Elétrica Aguapeí S.A.	Brazil	Aug-47	Y	Y	3,213	5,482	13,035	12,099
Electric power	Interligação Elétrica Itaquerê S.A.	Brazil	Aug-47	Y	Y	2,987	3,918	7,254	3,213
Electric power	Interligação Elétrica Itapura S.A.	Brazil	Sep-48	Y	Y	1,258	1,504	6,458	6,197
Electric power	Interligação Elétrica Norte E Nordeste S.A.	Brazil	Mar-38	Y	Y	2,630	6,596	1,351	3,093
Electric power	Interligação Elétrica Sul S.A.	Brazil	Oct-38	Y	Y	974	1,699	2,035	2,661
Electric power	Interligação Elétrica Biguaçu S.A.	Brazil	Sep-48	Y	Y	2,395	3,547	10,447	10,629
Electric power	Interligação Elétrica Riacho Grande S.A.	Brazil	Mar-51	Y	Y	5,946	—	2,803	—
Electric power	Interligação Elétrica Jaguar 6 S.A.	Brazil	Aug-47	Y	Y	1,371	2,574	3,770	3,189
Electric power	Interligação Elétrica Jaguar 8 S.A.	Brazil	Aug-47	Y	Y	1,041	1,103	2,012	1,769
Electric power	Interligação Elétrica Jaguar 9 S.A.	Brazil	Oct-38	Y	Y	3,242	8,496	6,837	12,549
Total Brazil						108,243	192,583	917,329	1,026,847
Roads	Ruta del Maipo Sociedad Concesionaria S.A.	Chile	Apr-35	Y	Y	6,312,424	6,412,889	1,218,232	877,003
Roads	Ruta del Loa Sociedad Concesionaria S.A.	Chile	Apr-49	Y	Y	1,543,347	1,537,355	190,050	323,645
Roads	Ruta de la Araucanía Sociedad Concesionaria S.A.	Chile	Oct-26	Y	Y	14,957	224,489	154,513	191,956
Roads	Ruta de los Ríos Sociedad Concesionaria S.A.	Chile	Mar-26	Y	Y	42,051	79,482	163,852	208,587
Roads	Ruta Orbital Sur Sociedad Concesionaria S.A.	Chile	Jun-70	Y	Y	48,810	23,523	27,314	22,862
Roads	Intervial Chile S.A.	Chile	Nov-42	Y	Y	1,162	—	215	—
Total Chile						7,962,751	8,277,738	1,754,176	1,624,053
Roads	Concesión Costera-Cartagena-Barranquilla S.A.S.-Ruta Costera	Colombia	Feb-42	Y	Y	2,103,684	2,168,476	368,091	262,890
Total Colombia						2,103,684	2,168,476	368,091	262,890
Roads	Ruta del Este Sociedad Concessionaria S.A.	Panama	Nov-42	Y	Y	351,320	53,605	234,028	49,512
Total Panama						351,320	53,605	234,028	49,512
Total concessions, financial asset						10,525,998	10,692,402	3,273,624	2,963,302
Total concessions						43,302,093	42,233,159	11,418,443	10,183,836

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Supplemental information on oil and gas producing activities (unaudited)

The information in this note is referred to as “unaudited” as a means of clarifying that it is not covered by the audit opinion of the independent registered public accounting firm that has audited and reported on the “Consolidated Financial Statements.”

In accordance with the requirements of the United States Securities and Exchange Commission (SEC), Rule 4–10(a) of Regulation S–X, Release 33–8879, Accounting Standards Codification 932 and the ASU– 2010–03 “Oil and Gas reserve Estimation and Disclosures” rule, this section provides supplemental information on oil and gas exploration and producing activities of the Ecopetrol Group. The information included in sections (1) to (3) provides historical cost information pertaining to costs incurred in exploration, property acquisitions and development, capitalized costs, and results of operations. The information included in sections (4) and (5) presents information on Ecopetrol’s estimated net proved reserve quantities, standardized measure of estimated discounted future net cash flows related to proven reserves and changes in estimated discounted future net cash flows.

The following information corresponds to Ecopetrol’s oil and gas producing activities as of December 31, 2025, 2024 and 2023, and includes information related to the Ecopetrol Group’s consolidated subsidiaries.

Under the SEC final rule optional disclosure of possible and probable reserves is allowed but, the Ecopetrol Group opted not to do so. Ecopetrol estimated its reserves without considering non–traditional resources.

Capitalized costs relating to oil and gas exploration and production activities

	2025	2024	2023
Natural and environmental properties	113,499	109,005	96,856
Wells, equipment, and facilities – property, plant, and equipment	47,638	42,387	35,897
Exploration and production projects	20,069	19,489	17,373
Accumulated depreciation, depletion, and amortization	(105,722)	(96,990)	(84,413)
Net capitalized cost	75,484	73,891	65,713

It includes information on the Exploration and Production segment subsidiaries.

In accordance with IAS 37, costs capitalized to natural and environmental properties include provisions for asset retirement obligations of 2,473, $1,498 and $4,102 during 2025, 2024 and 2023, respectively.

Costs incurred in oil and gas exploration and developed activities

Costs incurred are summarized below and include both amounts expensed and capitalized in the corresponding year.

	2025	2024	2023
Acquisition of proved properties (1)	—	1,972	38
Acquisition of unproved properties (2)	—	578	—
Exploration costs	3,354	3,378	2,912
Development costs	15,839	15,965	19,976
	19,193	21,893	22,926
(1)	For 2024, it corresponds to the acquisition of 45% interest in Block CPO-09. For 2023, it corresponds to 49% of participation contract in Barnett, acquired by Ecopetrol Permian.
(2)	For 2024, it corresponds to the acquisition of 45% interest in Block CPO-09.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Results of operations for oil and gas exploration and production activities

The Ecopetrol Group’s results of operations from oil and gas exploration and production activities for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025	2024	2023
Net revenues
Sales	58,845	67,411	66,258
Transfers	12,207	13,677	15,257
	71,052	81,088	81,515
Production costs (1)	20,552	21,568	20,545
Depreciation, depletion, and amortization (2)	11,083	10,357	8,531
Other production costs (3)	22,315	22,938	22,752
Exploration expenses (4)	952	1,770	2,089
Other expenses (5)	5,329	3,636	7,508
	60,231	60,269	61,425
Income before income tax expense	10,821	20,819	20,090
Income tax expense	(2,755)	(9,627)	(9,250)
Results of operations for exploration and production activities	8,066	11,192	10,840
(1)

Production costs are lifting costs incurred to operate and maintain productive wells and related equipment and facilities including costs such as operating labor, materials, supplies, and fuel consumed in operations and the costs of operating natural gas liquids plants. In addition, they include expenses related to the asset retirement obligations that were recognized during 2025, 2024 and 2023 of $570, $636, and $478, respectively.

(2)

In accordance with IAS 37, the expense related to asset retirement obligations that were recognized during 2025, 2024 and 2023 in depreciation, depletion, and amortization, were $207, $704, and $439, respectively.

(3)	Includes transportation costs and naphtha that are not part of the Ecopetrol Group’s lifting cost.
(4)	Exploration expenses include the costs of geological and geophysical activities, as well as the non–productive exploratory wells.
(5)	It corresponds to administration, marketing expenses, and impairment.

During 2025, 2024, and 2023, the Ecopetrol Group transferred approximately 17.2%, 16.9% and 18.7%, respectively, of its crude oil and gas production; (percentages based on the value sales in Colombian pesos) to intercompany business units. Those transfers were 56.0%, 55.5% and 57.0%, respectively, of crude oil and gas production volume.

The intercompany transfers were realized at market prices.

Reserve information

The Ecopetrol Group follows international standards for estimating, classifying, and reporting reserves framed under SEC definitions. Corporate Reserve Management of the Group, Upstream Management and the Vice-Presidency of Development and Production, present the reserves balance to the Board of Directors, which approved it in February 2026.

The reserves were estimated at a level of 99% by specialized firms: DeGolyer and MacNaughton, Ryder Scott Company, and Gaffney and Cline. According to these certifications the reserves report complies with the content and guidelines set forth in Rule 4–10 of Regulation S–X issued by the United States SEC.

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

The following information relates to the net proven reserves owned by the Ecopetrol Group in 2025, 2024 and 2023, and corresponds to the official reserves statements prepared by the Ecopetrol Group:

	2025			2024			2023
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)	(Mbls)	(Gpc)	(Mbe)
Proved reserves:
Opening balance	1,522	2,116	1,892	1,471	2,346	1,883	1,515	2,828	2,011
Revisions of previous estimates (1)	164	(135)	141	94	(55)	84	38	(165)	9
Improved recovery	137	29	143	79	102	97	91	9	93
Purchases	12	22	16	35	5	35	—	—	—
Extensions and discoveries	—	—	—	42	40	49	17	—	17
Sales	—	—	—	(5)	(5)	(6)	—	—	—
Production	(199)	(277)	(248)	(194)	(317)	(250)	(190)	(326)	(247)
Closing balance	1,636	1,755	1,944	1,522	2,116	1,892	1,471	2,346	1,883
Proved developed reserves:
Opening balance	1,087	1,750	1,394	1,083	2,007	1,435	995	2,174	1,376
Closing balance	1,204	1,539	1,474	1,087	1,750	1,394	1,083	2,007	1,435
Proved undeveloped reserves:
Opening balance	435	366	498	388	339	448	520	654	635
Closing balance	432	216	470	435	366	498	388	339	448

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

Ecopetrol S.A.

Notes to the consolidated financial statements

(Figures expressed in billions of Colombian pesos, unless otherwise stated)

Standardized measure of discounted future net cash flows relating to proven oil and gas quantities and changes therein

The standardized measure of discounted future net cash flows related to the above proved crude oil and natural gas reserves is calculated in accordance with the requirements of ASU 2010–03. Estimated future cash inflows from production under SEC requirements are computed by applying unweighted arithmetic average of the first day–of–the–month for oil and gas price to year–end quantities of estimated net proved reserves, with cost factors based on those at the end of each year, currently enacted tax rates and a 10% annual discount factor. In our view, the information calculated does not provide a reliable measure of future cash flows from proved reserves, nor does it permit a realistic comparison to be made of one entity with another because the assumptions used cannot reflect the varying circumstances within each entity. In addition, a substantial but unknown proportion of future real cash flows from oil and gas production activities is expected to derive from reserves which have already been discovered, but which cannot yet be regarded as proved.

	2025	2024	2023
Future cash inflows	483,412	493,144	425,762
Future costs
Production (1)	(218,949)	(193,523)	(158,870)
Development	(40,983)	(49,299)	(40,677)
Income taxes	(72,960)	(84,245)	(80,373)
Future net cash flow	150,520	166,077	145,842
10% discount factor	(43,481)	(48,561)	(49,557)
Standardized measure of discounted net cash flows	107,039	117,516	96,285
(1)	Production future costs include the estimated costs related to assets retirement obligations in the amount of 26,287, $25,449, and $22,615, as of December 31, 2025, 2024, and 2023, respectively.

The following are the principal sources of change in the standardized measure of discounted net cash flows in 2025, 2024 and 2023:

	2025	2024	2023
Net change in sales and transfer prices and in production cost (lifting) related to future production	(16,429)	41,742	(123,240)
Changes in estimated future development costs	(6,229)	(15,349)	(10,624)
Sales and transfer of oil and gas produced net of production costs	(50,500)	(59,519)	(60,970)
Net change due to extensions, discoveries, and improved recovery	8,778	3,723	6,173
Net change due to purchase and sales of minerals in place	—	1,501	—
Net change due to revisions in quantity estimates	15,796	8,877	967
Previously estimated development costs incurred during the year	23,283	27,042	34,815
Accretion of discount	17,713	14,935	28,677
Timing and other	(10,617)	4,828	(13,215)
Net change in income taxes	7,728	(6,549)	77,093
Aggregate change in the standardized measure of discounted future net cash flows for the year	(10,477)	21,231	(60,324)

9.	Signature Page

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ecopetrol S.A.

	By:	/s/ Juan Carlos Hurtado Parra
	Name:	Juan Carlos Hurtado Parra
	Title:	Acting Chief Executive Officer

	By:	/s/ Alfonso Camilo Barco Muñoz
	Name:	Alfonso Camilo Barco Muñoz
	Title:	Chief Financial Officer

Dated: April 30, 2026

10.Exhibits

Exhibit No.	Description
1.1	Amended and Restated Bylaws of Ecopetrol S.A., dated June 27, 2024.
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

2.3	Description of Securities other than Equity Securities
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

4.6

Amendment No. 7, dated December 28, 2016, to the Crude Oil Transportation Services Agreement between Ecopetrol S.A. and Cenit Transporte y Logística de Hidrocarburos S.A.S., dated April 1, 2013 (incorporated by reference to Exhibit 4.14 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2019 (File No. 001-34175)) (English Translation).

4.7

Indenture, dated as of July 23, 2009, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form F-4 filed with the U.S. Securities and Exchange Commission on July 31, 2009 (File No. 333-160965)).

Exhibit No.	Description
4.8

Amendment No. 1 to the Indenture, dated as of June 26, 2015, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.10 on Form 6-K of the Company furnished to the U.S. Securities and Exchange Commission on June 25, 2015 (File No. 001-34175)).

4.9

Prospectus Supplement relating to Ecopetrol S.A.’s 7.375% Notes due 2043 filed with the U.S. Securities and Exchange Commission on September 13, 2013 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on September 13, 2013 (File No. 333 - 190198)).

4.10

Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Notes due 2045 filed with the U.S. Securities and Exchange Commission on May 21, 2014 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on May 21, 2014 (File No. 333-190198)).

4.11

Prospectus Supplement relating to Ecopetrol S.A.’s 6.875% Notes due 2030 filed with the U.S. Securities and Exchange Commission on April 27, 2020 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on April 27, 2020 (File No. 333-225381)).

4.12

Prospectus Supplement relating to Ecopetrol S.A.’s 4.625% Notes due 2031 filed with the U.S. Securities and Exchange Commission on October 28, 2021 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on October 28, 2021 (File No. 333-256623)).

4.13

Prospectus Supplement relating to Ecopetrol S.A.’s 5.875% Bonds due 2051 filed with the U.S. Securities and Exchange Commission on October 28, 2021 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on October 28, 2021 (File No. 333-256623)).

4.14

Prospectus Supplement relating to Ecopetrol S.A.’s 8.875% Bonds due 2033 filed with the U.S. Securities and Exchange Commission on January 12, 2023 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on January 12, 2023 (File No. 333-256623)).

4.15

Prospectus Supplement relating to Ecopetrol S.A.’s 8.375% Bonds due 2036 filed with the U.S. Securities and Exchange Commission on January 9, 2024 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on January 11, 2024 (File No. 333-256623)).

4.16

Prospectus Supplement relating to Ecopetrol S.A.’s 7.750% Bonds due 2032 filed with the U.S. Securities and Exchange Commission on October 18, 2024 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on October 18, 2024 (File No. 333-278823)).

4.17

Inter-Administrative Share Purchase Agreement dated August 11, 2021 between Ecopetrol S.A. and the Ministerio de Hacienda y Crédito Público (incorporated by reference to Exhibit 4.20 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 25, 2022 (File No. 001-34175) (English translation).

4.18

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

4.19

Loan agreement among the Ecopetrol, S.A., as borrower, MUFG Bank, LTD, as administrative agent, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank, LTCD, as bookrunners and lead arrangers, dated as of May 15, 2023 (incorporated by reference to Exhibit 4.23 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 18, 2024 (File No. 001-34175).

4.20	[Reserved]
4.21

Amendment No. 3 to the transport agreement dated November 22, 2023, executed among Oleoducto Central S.A., and Ecopetrol, S.A. (English Translation) (incorporated by reference to Exhibit 4.25 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

Exhibit No.	Description

4.22

Amendment No. 3 to the transport agreement dated November 22, 2023, executed among Oleoducto Central S.A., and Ecopetrol, S.A. (English Translation) (incorporated by reference to Exhibit 4.26 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

4.23

Amendment No. 19 to the crude oil services framework agreement dated May 28, 2024, executed among Ecopetrol, S.A., and Cenit Transporte y Logística de Hidrocarburos S.A.S. (English Translation) (incorporated by reference to Exhibit 4.27 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

4.24

Amendment No. 22 to the products service framework agreement dated April 9, 2024, executed among Cenit Transporte y Logística de Hidrocarburos S.A.S., and Ecopetrol S.A. (English Translation) (incorporated by reference to Exhibit 4.28 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

4.25

Loan agreement, executed among Ecopetrol, S.A., as borrower, Banco Bilbao Vizcaya Argentina, S.A. New York Branch, as administrative agent, and The Bank of Nova Scotia, BBVA Securities Inc., Bank of America, N.A., JPMorgan Chase Bank, N.A., Itau Chile New York Branch, and Standard Chartered Bank (Hong Kong) Limited, as joint lead arrangers and joint bookrunners, dated as of April 12, 2024 (incorporated by reference to Exhibit 4.31 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

4.26

Purchase and sale agreement dated May 1, 2021, executed among Enterprise Products Operating LLC, and Esenttia S.A. (incorporated by reference to Exhibit 4.35 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

4.27

First amendment to the purchase and sale agreement dated May 1, 2021, executed among Enterprise Products Operating LLC, and Esenttia S.A. (incorporated by reference to Exhibit 4.36 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

4.28

Second amendment dated December 19, 2022, to the purchase and sale agreement dated May 1, 2021, executed among Enterprise Products Operating LLC, and Esenttia S.A. (incorporated by reference to Exhibit 4.37 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

4.29	[Reserved.]
4.30

Third amendment dated January 1, 2024, to the purchase and sale agreement dated May 1, 2021, executed among Enterprise Products Operating LLC, and Esenttia S.A. (incorporated by reference to Exhibit 4.38 on Form 20-F filed with the U.S. Securities and Exchange Commission on April 23, 2025 (File No. 001-34175)).

4.31

Prospectus Supplement relating to Ecopetrol S.A.’s 8.625% Notes due 2029 and 8.875% Bonds due 2033 filed with the U.S. Securities and Exchange Commission on January 12, 2023 (incorporated by reference to the Company’s Prospectus filed with the U.S. Securities and Exchange Commission on June 30, 2024 (File No. 333-256623)).

4.32	Loan agreement among Ecopetrol S.A., as borrower, the lending parties thereto, Banco Santander S.A., as administrative agent and Banco Santander S.A. as lead arranger, dated as of April 30, 2025.
4.33

Loan agreement among Ecopetrol S.A., as borrower, the lending parties thereto, Banco Latinoamericano de Comercio Exterior, S.A., as administrative agent and Banco Latinoamericano de Comercio Exterior, S.A. and Sumitomo Mitsui Banking Corporation, as joint lead arrangers and joint bookrunners, dated as of November 25, 2025.

4.34

First Amendment, dated as of December 30, 2025, to the Loan agreement among the Ecopetrol, S.A., as borrower, MUFG Bank, LTD, as administrative agent, and Banco Bilbao Vizcaya Argentaria, S.A. New York Branch and MUFG Bank, LTCD, as bookrunners and lead arrangers, dated as of May 15, 2023

4.35	Amendment No. 21 to the crude oil services framework agreement dated June 12, 2025, executed among Ecopetrol, S.A., and Cenit Transporte y Logística de Hidrocarburos S.A.S. (English Translation).
4.36	Amendment No. 22 to the crude oil services framework agreement dated August 26, 2025, executed among Ecopetrol, S.A., and Cenit Transporte y Logística de Hidrocarburos S.A.S. (English Translation).
4.37	Amendment No. 23 to the crude oil services framework agreement dated December 24, 2025, executed among Ecopetrol, S.A., and Cenit Transporte y Logística de Hidrocarburos S.A.S. (English Translation).
4.38

Amendment No. 23 to the Refined Products Transportation Services Agreement dated April 22, 2025, executed among Ecopetrol, S.A., and Cenit Transporte y Logística de Hidrocarburos S.A.S. (English Translation).

4.39	Compensation differentials payment agreement entered into on April 1, 2026, by and among the Nation of Colombia, Ecopetrol S.A. and Refinería de Cartagena S.A.S.
4.40	Framework Contract for the Commercialization of Energy entered into on August 12, 2022 between Ecopetrol S.A. and Generadora y Comercializadora de Energía del Caribe S.A. E.S.P. – Gecelca.
4.41

Addendum No. 4, dated November 8, 2024, to Framework Contract for the Commercialization of Energy entered into  between Ecopetrol S.A. and Generadora y Comercializadora de Energía del Caribe S.A. E.S.P. – Gecelca.

4.42	Loan agreement, dated March 17, 2023, between Bancolombia S.A. and Ecopetrol S.A.
4.43	Amendment No. 1, dated June 13, 2023, to the Loan agreement between Bancolombia S.A. and Ecopetrol S.A.
4.44	Amendment No. 2, dated May 23, 2024, to the Loan agreement between Bancolombia S.A. and Ecopetrol S.A.

Exhibit No.	Description

4.45	Loan contract, dated June 28, 2024, among Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A., and Ecopetrol S.A.
4.46	Amendment No. 1, dated October 10, 2025, to the Loan contract among Banco de Bogotá S.A., Banco de Occidente S.A., Banco Popular S.A., and Ecopetrol S.A.
7.1	Company Clawback Policy
7.2	Insider Trading Policy
8.1	List of subsidiaries of Ecopetrol S.A.
12.1	Section 302 Certification of the Chief Executive Officer.
12.2	Section 302 Certification of the Chief Financial Officer.
13.1	Section 906 Officer Certification.
23.1	Consent of Deloitte & Touche S.A.S.
23.2	Consent of Ernst & Young Audit S.A.S.
23.3	Consent of Ryder Scott Company, L.P.
23.4	Consent of DeGolyer and MacNaughton
23.5	Consent of Gaffney, Cline & Associates
99.1	Third-Party Reserve Report of Ryder Scott Company, L.P.
99.2	Third-Party Reserve Report of DeGolyer and MacNaughton
99.3	Third-Party Reserve Report of Gaffney, Cline & Associates
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

11.     Cross-reference to Form 20-F

Sections
Item 1.	Identity of Directors, Senior Management and Advisers	N/A
	A. Directors and Senior Management	N/A
	B. Advisers	N/A
	C. Auditors	N/A
Item 2.	Offer Statistics and Expected Timetable	N/A
	A. Offer Statistics	N/A
	B. Method and Expected Timetable	N/A
Item 3.	Key Information	N/A
	A. Reserved	N/A
	B. Capitalization and Indebtedness	N/A
	C. Reasons for the Offer and Use of Proceeds	N/A
	D. Risk Factors	5.2
Item 4.	Information on the Company	Note 1 to the consolidated financial statements - 3.4 Our Business
	A.History and Development of the Company	2.1; 3.1; Note 1 to the consolidated financial statements
	B. Business Overview	2; 3.4 – 3.14; 4.1, 4.6, Note 1 and Supplemental information on Oil and Gas producing activities (unaudited by Deloitte) to the consolidated financial statements
	C. Organizational Structure	3.2
	D. Property, Plants and Equipment	3.4 – 3.8; 4.7.2; 4.11; Notes 14, 15,16 and 17 to the consolidated financial statements
Item 4A.	Unresolved Staff Comments	None
Item 5.	Operating and Financial Review and Prospects
	A. Operating Results	3.4 – 3.8; 4
	B. Liquidity and Capital Resources	2.1; 4.7; Consolidated statements of cash flow and Notes 6, 9, 20, and 29 to the consolidated financial statements
	C. Research and development, Patents and Licenses, etc.	3.9; Note 17 to the consolidated financial statements
	D. Trend Information	4.12
	E. Critical Accounting Estimates	4.5; Note 3 to the consolidated financial statements
Item 6.	Directors, Senior Management and Employees
	A. Directors and Senior Management	7.3; 7.5
	B. Compensation	7.6; Notes 4, 22 and 31 to the consolidated financial statements
	C. Board Practices	7.3.1
	D. Employees	3.14
	E. Share Ownership	7.7
	F. Disclosure of a registrant’s action to recover erroneously awarded compensation	N/A
Item 7.	Major Shareholders and Related Party Transactions
	A. Major Shareholders	6.9; 7.7
	B. Related Party Transactions	3.12; Note 31 to the consolidated financial statements
	C. Interests of Experts and Counsel	N/A
Item 8.	Financial Information
	A. Consolidated Statements and Other Financial Information	4; 6.2; 8
	B. Significant Changes	4; 7.8; Note 33 and 34 to the consolidated financial statements

Sections
Item 9.	The Offer and Listing
	A. Offer and Listing Details	6.4, 6.5
	B. Plan of Distribution	N/A
	C. Markets	6.3
	D. Selling Shareholders	N/A
	E. Dilution	N/A
	F. Expenses of the Issue	N/A
Item 10.	Additional Information
	A. Share Capital	N/A
	B. Memorandum and Articles of Association	7.1
	C. Material Contracts	3,12; 4.9; Exhibits 4.1 – 4.9, 4.20 and 4.28
	D. Exchange Controls	5.3.4; 6.7
	E. Taxation	4.3.1; 6.6; Note 10 to the consolidated financial statements
	F. Dividends and Paying Agents	N/A
	G. Statements by Experts	N/A
	H. Documents On Display	1.1
	I. Subsidiary Information	N/A
	J. Annual Report to Security Holders	N/A
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	4.1; 5.2.1; 5.2.4; 5.3.4; Note 30 to the consolidated financial statements
Item 12.	Description of Securities Other than Equity Securities
	A. Debt Securities	4.9; 6.4; Exhibits 4.12–4.28
	B. Warrants and Rights	N/A
	C. Other Securities	N/A
	D. American Depositary Shares	5.2.4; 6.5; Exhibit 2.1 – 2.2
Item 13.	Defaults, Dividend Arrearages and Delinquencies	None
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	None
Item 15.	Controls and Procedures	7.8
Item 16.	Reserved
Item 16A.	Audit Committee Financial Expert	7.3.2
Item 16B.	Code of Ethics	7.2; 7.4
Item 16C.	Principal Accountant Fees and Services	7.8
Item 16D.	Exemptions from the Listing Standards for Audit Committees	N/A
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchases	N/A
Item 16F.	Changes in Registrant’s Certifying Accountant	7.8
Item 16G.	Corporate Governance	7
Item 16H.	Mine Safety Disclosure	N/A
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	N/A
Item 16J.	Controls and Procedures	5.3.3
Item 16K.	Cybersecurity	7.8
Item 17.	Financial Statements	8
Item 18.	Financial Statements	8
Item 19.	Exhibits	10